Form 20-F
period 2002-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2003-06-26
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13230

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited (Translation of Registrant’s Name Into English)	The People’s Republic of China (Jurisdiction of Incorporation or Organization)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People’s Republic of China
(8621) 6268-6268
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares Ordinary H Shares, par value RMB1.00 per share	The New York Stock Exchange The New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares. The Ordinary H
Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares, par value, RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☑

China Eastern Airlines Corporation Limited

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

     Unless otherwise specified, all references in this annual report to “U.S. dollars”, “dollars” or “US$” are to United States dollars; all references to “HK dollars” or “HK$” are to Hong Kong dollars; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of the People’s Republic of China, or China or the PRC.

     This annual report contains translations of certain amounts into U.S. dollars solely for your convenience. Except where otherwise specified, translations of amounts from Renminbi to U.S. dollars have been made at the noon buying rate, or the Noon Buying Rate, in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of US$1.00 = RMB8.2800. You should not construe the translations as representations that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate. On June 17, 2003, the Noon Buying Rate was US$1.00 = RMB8.2786.

     In this annual report, “we”, “us”, “our”, “our company” or “China Eastern” means China Eastern Airlines Corporation Limited, a company limited by shares incorporated under the laws of China on April 14, 1995, and, unless the context otherwise requires, its subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this annual report. “CEA Holding” means our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

     For purposes of this annual report, references to China or the PRC do not include the Hong Kong Special Administrative Region of China, or Hong Kong, the Macau Special Administrative Region of China, or Macau, or Taiwan. References to “Chinese” should be interpreted accordingly.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	the planned expansion of our cargo operations;

•	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	our expansion plans, including acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots; and

•	the extent of impact of unusual events, such as the Iraqi war and the outbreak of severe acute respiratory syndrome, or SARS, on our business and operations.

     The words “anticipate”, “plan”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to our company or its management, are intended to identify some of these forward-looking statements. These forward-looking statements reflect our current view with respect to future events. Actual events or results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

•	any changes in regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars or Japanese yen, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of the aviation fuel;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates; and

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements
ATK (available tonne kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements
revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors
overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements
passenger yield (revenues per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenues per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenues per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A. Selected Financial Data

     The selected income statement data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the selected balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards, or IFRS, and audited by PricewaterhouseCoopers, certified public accountants, Hong Kong. PricewaterhouseCoopers’ reports in respect of the income statements for the years ended December 31, 2000, 2001 and 2002 and the balance sheets as of December 31, 2001 and 2002 appear on page F-1 of this annual report. You should read Note 39 to our audited consolidated financial statements for a discussion of certain differences between IFRS and the generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended December 31, 2000, 2001 and 2002, and owners’ equity as of December 31, 2000, 2001 and 2002.

	Year Ended December 31,

	1998(1)	1999(1)	2000(1)	2001(1)	2002(1)	2002(1)

	RMB	RMB	RMB	RMB	RMB	US$
	(millions, except per share or per ADS information)
Income Statement Data:
IFRS:
Revenues	8,171.58	10,163.27	11,220.06	12,152.81	13,078.99	1,579.59
Other operating income	132.67	294.15	223.11	127.61	226.37	27.34
Operating expenses	(7,902.13)	(9,252.58)	(10,444.21)	(11,283.32)	(12,241.89)	(1,478.49)
Operating profit	402.12	1,204.84	998.96	997.10	1,063.47	128.44
Interest income (expense), net	(852.88)	(965.83)	(814.49)	(814.38)	(731.34)	(88.33)
Profit (loss) before taxation	(582.74)	128.22	304.40	313.58	262.89	31.75
Profit (loss) attributable to shareholders	(453.85)	84.29	175.53	541.71	86.37	10.43
Earnings (loss) per share	(0.09)	0.02	0.04	0.11	0.02	0.002
Earnings (loss) per ADS	(9.33)	1.73	3.61	11.13	1.77	0.21
U.S. GAAP:
Profit (loss) attributable to shareholders	(501.60)	319.80	734.36	474.47	247.74	29.92
Earnings (loss) per share(2)	(0.10)	0.07	0.15	0.10	0.05	0.006
Earnings (loss) per ADS	(10.31)	6.57	15.09	9.75	5.09	0.61

(1)	In 2002, certain income and expenses have been reclassified pursuant to IFRS. As a result, the numbers for the year ended December 31, 1998, 1999, 2000 and 2001 have been adjusted to reflect such reclassification. This reclassification has no effect on the profit (loss) attributable to shareholders.

(2)	The calculation of earnings (loss) per share is based on the consolidated profit (loss) attributable to shareholders and 4,866,950,000 shares in issue.

	1998	1999	2000(1)	2001(1)	2002(1)	2002(1)

	RMB	RMB	RMB	RMB	RMB	US$
	(millions)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	1,792.80	1,315.20	1,422.89	1,330.98	1,944.52	234.85
Working capital (deficiency)	(401.00)	(656.82)	(858.32)	(3,162.91)	(7,436.75)	(898.16)
Non-current assets	24,094.97	24,320.39	24,725.46	25,201.24	28,150.78	3,399.85
Total assets	27,898.00	28,261.00	28,652.00	28,610.95	32,761.58	3,956.71
Long-term loans, including current portion	4,957.20	4,706.17	4,804.19	5,300.57	6,494.63	784.38
Capital lease obligations, including current portion	11,700.70	11,557.27	11,308.18	9,871.35	8,183.97	988.40
Owner’s equity	6,929.21	7,013.50	6,870.53	7,320.10	7,379.10	891.20
U.S. GAAP:
Total assets	26,777.70	27,194.50	28,077.50	28,297.00	32,512.00	3,926.57
Owner’s equity	5,679.90	5,923.90	6,658.30	7,040.83	7,157.61	864.45

(1)	The land use rights, which were revalued in connection with our company’s restructuring in 1996, have now been stated at historical cost which is nil. Please refer to Note 2(l) to our financial statements for details.

Exchange Rate Information

     The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Average(1) Noon Buying Rate(2) (RMB per US$)	Noon Buying Rate (RMB per US$)

Period		Period	High	Low

2002	8.2772	December 2002	8.2800	8.2771
2001	8.2772	January 2003	8.2800	8.2766
2000	8.2784	February 2003	8.2800	8.2768
1999	8.2785	March 2003	8.2776	8.2770
1998	8.2969	April 2003	8.2774	8.2769
		May 2003	8.2771	8.2768

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

(2)	Noon Buying Rate in New York City for cable transfers payable in foreign currencies as certified for customs purpose by the Federal Reserve Bank of New York. The Noon Buying Rate on June 17, 2003 was US$1.00 = RMB8.2786.

Selected Operating Data

     The following table sets forth certain operating data of our company for the five years ended December 31, 2002, which have been derived from financial information prepared in accordance with IFRS and other data provided by us and are not audited. All references in this annual report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,

	1998		1999		2000		2001		2002

Selected Airline Operating Data:
Capacity:
ATK (millions)	3,019.4		3,352.5		3,646.3		4,188.2		4,366.6
ASK (millions)	20,531.8		22,479.4		22,596.2		25,813.5		27,962.5
AFTK (millions)	1,171.5		1,329.4		1,612.6		1,865.0		1,850.0
Traffic:
Revenue passenger-kilometers (millions)	12,022.5		13,257.4		14,101.6		15,911.4		18,206.4
Revenue tonne-kilometers (millions)	1,575.1		1,873.9		2,165.3		2,373.2		2,652.2
Revenue passenger tonne-kilometers (millions)	1,075.4		1,184.6		1,261.0		1,423.4		1,629.2
Revenue freight tonne-kilometers (millions)	499.7		689.3		904.3		949.8		1,023.0
Kilometers flown (millions)	108.0		116.4		121.2		147.2		158.8
Hours flown (thousands)	166.3		174.3		180.8		220.4		234.6
Number of passengers carried (thousands)	8,559.8		8,754.3		9,113.3		10,371.4		11,533.1
Weight of cargo carried (millions of kilograms)	181.4		248.5		286.4		302.0		344.7
Average distance flown (kilometers per passenger)	1,404.5	3	1,515.9	5	1,547.8	2	1,534.1	6	1,578.6	2
Load Factor:
Overall load factor (%)	52.2		55.9		59.4		56.7		60.7
Passenger load factor (%)	58.6		59.0		62.4		61.6		65.1
Break-even load factor (based on ATK) (%)	57.2		52.4		57.7		54.7		59.5
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenues/passenger-kilometers)	0.54		0.61		0.61		0.60		0.55
Cargo yield (cargo revenues/cargo tonne-kilometers)	2.50		2.51		2.35		2.20		2.39
Average yield (passenger and cargo revenues/tonne-kilometers)	4.95		5.21		4.97		4.92		4.71
Unit cost (operating expenses/ATK)	2.64		2.73		2.87		2.69		2.80

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     An investment in our ADSs or H shares involves a number of risks. An investment in our company also involves special concerns and significant risks not usually involved with an investment in the equity securities of a United States company. You should carefully consider the following information about these risks, together with the other information in this annual report.

     Government regulation

     The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among others:

•	route allocation;

•	domestic airfares;

•	the administration of airports and air traffic control systems; and

•	aircraft registration and aircraft airworthiness certification.

     As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

     Government ownership and control of our company

     Most of the airline companies in China are currently 100% or majority owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds approximately 61.64% of our company’s equity interest on behalf of the Chinese government. As a result, CEA Holding will be able to elect our entire board of directors and otherwise be able to control us. CEA Holding will also have sufficient voting control to effect corporate transactions without the concurrence of our minority shareholders. The interests of the Chinese government as the ultimate controlling person of our company and other Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment for all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines.

     Competition

     We face intense competition in each of the domestic, Hong Kong regional and international markets we serve. As a result, we may have to lower our airfare in order to maintain passenger traffic and compete with certain smaller domestic airline companies that operate with costs lower than our company or pursue a strategy of offering lower fares. In addition, many of our competitors have significantly longer operating history, greater name recognition, more resources and larger sales networks than our company or participate in reservation systems that are more convenient than ours. The public’s perception of the safety records of Chinese airlines also adversely affects our ability to compete against our international competitors. Increased competition may have a material adverse effect on our financial condition and results of operations.

     Insurance coverage and cost

     As a result of the September 11, 2001 events, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they significantly increased the premiums for such coverage as well as for aviation insurance in general. Prior to the September 11 events, our company purchased insurance coverage that extends to October 2003. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations will be adversely affected.

     Direct air link between China’s mainland and Taiwan

     Currently, our Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season, from late-January to mid-February 2003, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. Although regular direct flights between Taiwan and mainland China are still not permitted, our Hong Kong regional routes may be adversely affected if such direct flights are permitted in the future. We cannot assure you that we will obtain sufficient Taiwan-mainland China routes, or that the yields on these routes will be adequate, to offset any adverse effect on our revenues derived from our Hong Kong regional routes.

     Chinese aviation infrastructure limitations and safety

     The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. Our ability to provide safe air transportation depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at Chinese airports. If any of these is not available or is inadequate, our ability to provide safe air transportation will be compromised and our financial condition and results of operations will be materially adversely affected.

     Fuel supply and costs

     The availability and cost of the aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. In February 2003, the official domestic fuel price increased 12% in response to an increase in energy prices in world markets. The international and domestic fuel prices may continue to increase in the future, in part due to the Iraqi war and domestic turmoil in other oil producing regions. The fuel costs accounted for approximately 20.9% of our operating expenses in 2002. Due to the highly competitive nature of the airline industry, we may be unable to pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel price may materially adversely affect our financial condition and results of operations.

     Operating leverage

     The airline industry is characterized by a high degree of operating leverage. Due to high fixed costs, including payments made in connection with aircraft leases, the expenses relating to the operation of any given flight do not vary proportionately with the number of passengers carried, while revenues generated from a particular flight are directly related to the number of passengers carried and the fare structure of the flight. Accordingly, a decrease in revenues may result in a proportionately higher decrease in profits.

     Future financing requirements

     We require significant amounts of external financing to meet our capital commitments for additions of and upgrades on the aircraft and flight equipment and other business expansion needs. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from Bank of China and other Chinese banks in respect of payments under our foreign loan and capital lease obligations. While we believe that we will continue to be able to obtain bank guarantees in the future, we cannot assure you that we will be able to do so. The unavailability of Bank of China or other acceptable bank guarantees or the increased cost of such guarantees may adversely affect our ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The ability of our company to obtain financing may also be affected by our financial position and leverage as well as by prevailing economic conditions and the cost of financing generally. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.

     Related party transactions; conflict of interests

     We have engaged from time to time and will continue to engage in a variety of transactions with CEA Holding and various members of CEA Holding, which provide a number of services to us, including in-flight catering and import of aircraft, flight equipment and flight equipment spare parts. Our transactions with CEA Holding and members of CEA Holding are conducted pursuant to a number of service and other contracts between CEA Holding and us, the terms of which were negotiated on an arm’s length basis. Since

CEA Holding is our controlling shareholder and the interests of CEA Holding may conflict with our company’s own interests, CEA Holding or any member of CEA Holding may take actions that favor the interests of other members of CEA Holding over our company’s interests.

     Limitation on foreign ownership

     The current CAAC policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold majority equity interest in a Chinese airline company. At present, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents. As a result, our access to international equity capital markets may be limited. This restriction may also limit the opportunities available to our company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

     Adverse impact of recent unusual events

     On March 19, 2003, the United States commenced its military campaign against Iraq. The passengers on some of our company’s international routes, in particular, the U.S. route of our company, decreased after the commencement of the war in Iraq. The demand on our international routes may continue to decrease due in part to fears of terrorism that may ensue the Iraqi war, which may materially adversely affect our financial condition and results of operations.

     In addition, starting from December 2002, our operations on the Hong Kong regional route and other international and domestic routes have been significantly affected by the outbreak of a new and highly contagious form of atypical pneumonia, now known as severe acute respiratory syndrome, or SARS, in Hong Kong and other major cities in China. In particular, our company reduced the number of flights by approximately 70% on our international, Hong Kong regional and domestic routes as of the end of May 2003. If SARS cannot be effectively controlled in the near future, our financial condition and results of operations will be materially adversely affected.

     Changes in the economic policies of the Chinese government

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on the economic development in China and that we will continue to benefit from these policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, if any, may have a material adverse effect on the overall economic growth of China and investment in the airline industry in China. These developments, in turn, may materially adversely affect our business operations, such as an adverse effect on the demand for our services, and may also materially adversely affect our financial condition and results of operations.

     Convertibility of Renminbi

     A significant portion of our revenues and operating expenses are denominated in Renminbi, while a portion of our revenues, capital expenditures and debts is denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Our company is a foreign investment enterprise approved by the PRC Ministry of

Commerce, or MOC, formerly the Ministry of Foreign Trade and Economic Cooperation, or MOFTEC. Currently, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

     Fluctuations in exchange rates

     The value of Renminbi fluctuates and is subject to significant changes in China’s political and economic conditions. While the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable in recent years, any devaluation of Renminbi may adversely affect the value of dividends, if any, payable on our H shares in foreign currency terms. In 2001, we entered into certain long-term hedging transactions, for periods of four to five years, for the exchange of Japanese yen into U.S. dollars. We have not entered into hedging transactions for other foreign exchange. Since we may not be able to fully hedge against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations.

     Uncertainties embodied in the Chinese legal system

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that may limit the legal protection available to you.

Item 4. Information on the Company.

History and Development of the Company

     Our company was established on April 14, 1995 under the laws of the People’s Republic of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hong Qiao Road, Hong Qiao International Airport, Shanghai, China, 200335. The telephone number of our principal executive office is (86-21) 6268-6268. We currently do not have an agent for service of process in the United States. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our company and EA Group. According to the restructuring arrangement, by operation of law, our company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it is formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2002, our company’s total revenue accounted for approximately 65% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our company and our significant subsidiaries, all of which were incorporated in China.

     In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H shares, par value RMB1.00 per share, and listed our ordinary H shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H shares, on the New York Stock Exchange. Prior to our initial public offering, all of the issued and outstanding shares of our capital stock, consisting of 3,000,000,000 ordinary domestic shares, par value RMB1.00 per share, were owned by EA Group, which exercises, on behalf of the Chinese government and under the supervision and direction of the CAAC, the shareholder rights in our company. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A shares to public shareholders in China and listed our A shares on the Shanghai Stock Exchange. Following the A share offering, EA Group continued to own 3,000,000,000 ordinary domestic shares, which represent 90.91% of our total ordinary domestic shares and 61.64% of our issued and outstanding share capital. H shares are our ordinary shares listed on the Hong Kong Stock Exchange and A shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H shares and A shares are identical in respect of all rights and preferences, except that the A shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. In addition, dividends on the A shares are payable in Renminbi.

     Since our initial public offering, we have expanded our operations through acquisition and joint venture arrangements. In July 1998, our company and China Ocean Shipping (Group) Company jointly established China Cargo Airlines Limited, which specializes in the air freight business. Our total investment in this joint venture was approximately RMB350 million, representing 70% of the equity interest of China Cargo Airlines Limited. In addition, we purchased from EA Group the assets and liabilities relating to airline operations of China General Aviation Company, for approximately RMB88 million in November 1999. China General Aviation Company was based in Shanxi Province in China and served primarily the northern region of China. Moreover, we completed our acquisition of Air Great Wall in June 2001 and established our Ningbo Branch following the acquisition. Air Great Wall was based in Ningbo, Zhejiang Province in China and served primarily the southeastern region of China. In May 2002, our company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd.,

established Shanghai Eastern Airlines Investment Co., Ltd. and holds a 98% equity interest in the joint venture. Shanghai Eastern Airlines Investment Co., Ltd. serves as one of the investment vehicles of our company for our investments in other industrial projects and provides consulting services. In August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, in which our company holds a 40% equity interest. China Eastern Airlines Wuhan Limited serves primarily the market in Hubei Province. We also entered into an agreement with Rockwell Collins Avionics of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. In order to expand our company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. Our equity interest in Eastern Jiangsu remains at 55% after the investment.

     Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger. China Northwest Airlines Company is based in Xi’an, Shanxi Province in China with approximately 30 jet aircraft and serves primarily the western region of China. Yunnan Airlines Company is based in Kunming, Yunnan Province in China with approximately 26 jet aircraft and serves primarily the southwestern region of China. The airline operations currently conducted by Yunnan Airlines Company and China Northwest Airlines Company compete with our company, in particular, on the Shanghai-Tokyo route, Shanghai-Nagoya route, Nanjing-Kunming route, Chengdu-Kunming route, Beijing-Nanjing route, Nanjing-Changsha route, Jinan-Kunming route, Hefei-Kunming route, Changsha-Kunming route and Shijiangzhuang-Kunming route. We expect to acquire from CEA Holding assets relating to airline operations currently conducted by Yunnan Airlines Company and China Northwest Airlines Company. However, we cannot assure you when the acquisition of relevant assets by our company can be completed or at all due to the complex procedures and uncertainties relating to our operating environment. As of today, CEA Holding has used its best efforts to reduce the competition on the domestic and international routes that Yunan Airlines Company and China Northwest Airlines Company compete with us, and has caused Yunnan Airlines Company and China Northwest Airlines Company not to launch any new routes that compete or may compete with our company.

     As part of our continuing effort to upgrade our fleet, we have disposed of old aircraft and added new aircraft to our fleet. Our aircraft dispositions have reduced the number of aircraft models in, and the average age of, our fleet. All of our aircraft are registered with the CAAC. The table below sets forth our significant aircraft dispositions and additions since December 31, 1998:

	1999	2000	2001	2002	2003(1)

Additions (Capital Leases and Purchases)	3 Airbus 320 aircraft 2 MD-90 aircraft	4 Airbus 320 aircraft	3 Airbus 320 aircraft 3 Boeing 737-200 aircraft	4 Boeing 737-700 aircraft	10 Airbus 320 aircraft 3 Airbus 340-600 aircraft

Additions (Operating leases)	5 Airbus 320 aircraft 1 MD-82 aircraft 3 Boeing 737-300 aircraft	4 Airbus 319 aircraft 2 MD-82 aircraft 1 Boeing 747-200F aircraft	4 Airbus 319 aircraft	2 Airbus 319 aircraft 2 Boeing 737-700 aircraft	5 Boeing 737-700

Dispositions	9 MD-82 aircraft 5 Fokker 100 aircraft	4 MD-82 aircraft	0	2 Airbus 310 aircraft	0

(1)	Currently contemplated by our company.

Business Overview

     Our company is one of the three largest air carriers in China in terms of tonne-kilometers and number of passengers carried in 2002, and is the primary air carrier serving Shanghai, China’s eastern gateway. We accounted for approximately 16.4% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines in 2002. We operate primarily from Shanghai’s Hong Qiao International Airport and Pudong International Airport. In 2002, we accounted for approximately 26.9% of the total passenger traffic volume and 19.6% of the total freight volume on routes to and from Shanghai. We have been consistently ranked as one of the best Chinese carriers in terms of service quality in each of the past five years according to a poll conducted by the China Civil Aviation Association.

     Our company has grown substantially since its establishment in 1995. From 1995 to 1998, our traffic volume increased by approximately 18% each year. Our traffic volume increased approximately 11.7% in 2002. As part of our expansion strategy, we have, in recent years, added larger aircraft to our fleet as well as expanded the geographic scope of our airline services.

     Airline Operations and Route Network

     The following table sets forth our traffic revenues by activity for each of the five years ended December 31, 2002:

	1998	1999	2000	2001	2002	2002

			(millions of RMB)			(millions of US$)
Traffic Revenues
Passengers	6,542	8,031	8,644	9,586	10,038	1,212
Cargo and mail	1,250	1,730	2,124	2,092	2,445	295

Total Traffic	7,792	9,761	10,768	11,679	12,483	1,507

     Passenger Operations

     The following table sets forth certain passenger operating statistics of our company by geographic region for each of the five years ended December 31, 2002:

	1998	1999	2000	2001	2002

Passenger Traffic (millions of passenger kilometers)	12,023	13,257	14,102	15,911	18,206
Domestic	6,441	6,229	6,326	7,512	8,516
Hong Kong	1,439	1,758	1,896	2,028	2,234
International	4,143	5,270	5,879	6,371	7,457
ASK (millions)	20,532	22,479	22,596	25,814	27,963
Domestic	10,640	11,259	10,874	12,928	13,494
Hong Kong	2,640	2,921	3,115	3,609	3,650
International	7,253	8,300	8,608	9,277	10,819
Passenger Yield (passenger revenues/passenger kilometers, in RMB)	0.60	0.62	0.61	0.60	0.55
Domestic	0.47	0.65	0.63	0.63	0.55
Hong Kong	1.07	0.98	0.99	0.95	0.86
International	0.47	0.44	0.48	0.48	0.46
Passenger Load Factor (%)	58.56	58.98	62.43	61.64	65.11
Domestic	60.53	55.33	58.20	58.10	63.11
Hong Kong	54.52	60.19	60.85	56.20	61.21
International	57.12	63.50	68.33	68.68	68.93

     The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. In 2002, our passenger operations generated revenues of approximately RMB10,037.8 million (approximately US$1,212.3 million), or approximately 76.7% of our operating revenues. We operated over 3,130 scheduled flights per week (excluding charter flights), serving a route network that covers 77 cities within China and abroad. In 2002, we operated approximately 228 routes.

     In 2002, we operated approximately 2,344 domestic flights per week on 165 routes. Our domestic routes generated approximately 46.5% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

     In 2002, we also operated approximately 338 flights per week on 14 routes to and from Hong Kong, originating from Shanghai and 13 other major cities in eastern and northern China. We collaborated with Cathay Pacific Airways and launched our express transition services on the Shanghai–Hong Kong–Taipei route in response to the market demand, and attracted and ensured a more stable passenger traffic on our Hong Kong regional routes. Our Hong Kong regional routes accounted for approximately 19.0% of our passenger revenues in 2002.

     In 2002, we operated approximately 294 international flights per week on 49 routes, serving 27 cities in 10 countries, primarily linking Shanghai to major cities in east and southeast Asian countries (Japan, Korea, India, Singapore and Thailand) and certain strategic locations in Europe, the United States and Australia. We started to operate on the Beijing–Delhi route, the Beijing–Tokyo route and the Shanghai–Kagoshima route, and revenues derived from our operations on international routes accounted for approximately 34.4% of our passenger revenues. Our 11 international routes to Japan accounted for approximately 12.7% of our passenger revenues and approximately 37% of our international passenger revenues in 2002. Our Japan routes and Hong Kong regional routes generally have been our highest yielding routes.

     Most of our international and Hong Kong regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hong Qiao International Airport and Pudong International Airport. All of our international flights originate or terminate at Pudong International Airport. Pudong International Airport is a newly constructed airport and is relatively further away from the central business district of Shanghai.

     In addition to our core Shanghai-based operations, we currently also have nine provincial hubs in eastern and northern China, each of which predominantly serves, and is located in a principal commercial center of, one of the following provinces: Anhui, Jiangsu, Jiangxi, Shandong (Jinan and Qingdao), Shanxi, Hebei, Zhejiang and Hubei. Jiangsu, Zhejiang and Shandong are among the most economically developed provinces in China. We believe that we will benefit from the level of development and growth opportunities in eastern and northern China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on certain flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub.

     Cargo and Mail Operations

     The following table sets forth certain cargo and mail operating statistics of our company by geographic region for each of the five years ended December 31, 2002:

		Year Ended December 31,

	1998	1999	2000	2001	2002

Cargo and Mail Tonne-Kilometers (millions)	500	689	904	950	1,023
Domestic	116	150	159	176	206
Hong Kong	29	44	53	48	53
International	354	496	693	726	764
Weight of Cargo and Mail Carried (millions of kilograms)	181	248	286	302	345
Domestic	100	126	133	146	170
Hong Kong	20	31	37	33	39
International	61	92	116	116	136
Cargo and Mail Yield (cargo and mail revenues/cargo and mail tonne-kilometers, in RMB)	2.50	2.51	2.35	2.20	2.39

     Our cargo and mail business generated revenues of approximately RMB2,444.7 million (approximately US$ 295.2 million) in 2002, representing approximately 18.7% of our operating revenues for the year. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Limited also maintains seven cargo routes. We must obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes, which accounted for approximately 79.4% of our total cargo and mail revenues in 2002. Routes to Japan accounted for approximately 27.6% of our international cargo and mail revenues in 2002.

     The development of cargo operations is an important part of our company’s growth strategy. After the establishment of China Cargo Airlines Limited, we have converted two MD-11 passenger aircraft into freight aircraft. As of May 31, 2003, China Cargo Airlines Limited operated three MD-11F aircraft. We are required to obtain approvals from the State Development and Reform Commission for the import of aircraft.

     Regulation

     The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

     The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfares, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

•	whether to apply for any route;

•	the allocation of aircraft among routes;

•	the airfare pricing for the international and Hong Kong passenger routes;

•	the airfare pricing within the limit provided by the CAAC for the domestic passenger routes;

•	the training and supervision of personnel; and

•	many other areas of day-to-day operations.

     Although we have generally been allocated adequate routes in the past to accommodate our expansion plans and other changes in our operations, those routes are subject to allocation and re-allocation in response to changes in governmental policies or otherwise at the discretion of the CAAC. Consequently, we cannot assure you that our route structure will be adequate to satisfy our expansion plans.

     The CAAC has established regulatory policies intended to promote controlled growth of the Chinese airline industry. We believe those policies would be beneficial to the development of and prospects for the Chinese airline industry as a whole. Nevertheless, those regulatory policies could limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, while our company generally benefits from regulatory policies that are beneficial to the airline industry in China as a whole, the implementation of specific regulatory policies may from time to time adversely affect our business operations.

     Because our company provides services on international routes, we are also subject to a variety of bilateral civil air transport agreements between China and various other countries. In addition, China is a contracting state as well as a permanent member of the International Civil Aviation Organization, an agency of the United Nations established in 1947 to assist in the planning and development of the international air transportation. International Civil Aviation Organization establishes technical standards for the international airline industry. China is also a party to a number of other international aviation conventions. The business operations of our company are subject to those international aviation conventions as well.

     Domestic Route Rights. Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC’s policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as our company, that have a hub located at each of the more active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant’s safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC’s current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level, currently 65%, before another carrier is permitted to commence operations on such route.

     Hong Kong Route Rights. Hong Kong routes and the corresponding landing rights were formerly derived from the Sino-British air services agreement. In February 2000, the Chinese central government, acting through the CAAC, and Hong Kong signed the Air Transportation Arrangement between mainland China and Hong Kong. The Air Transportation Arrangement provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, competition from airlines based in Hong Kong has increased. The CAAC allocates route and landing rights among the seven Chinese airlines currently permitted to fly to Hong Kong. The CAAC normally will not allocate an international route or a Hong Kong route to more than one domestic airline unless certain criteria, including minimum load factors on existing flights, are met. Although no other Chinese airline currently operates on any of our Hong Kong routes, we cannot assure you that this will remain the case.

     International Route Rights. International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the Chinese central government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Upon entering into an air services agreement, the CAAC seeks applications from the seven Chinese airlines currently approved to fly international routes. The CAAC awards the relevant route to an airline based on various criteria, including:

•	availability of appropriate aircraft and flight personnel;

•	safety record;

•	on-time performance; and

•	hub location.

     Although hub location is an important criteria, an airline may be awarded a route which does not originate from an airport where it has a hub. The route rights awarded do not have a fixed expiry date and can be terminated at the discretion of the CAAC.

     Airfare Pricing Policy. The PRC Civil Aviation Law provides that airfares for domestic routes are established jointly by the CAAC and the agency of the State Council responsible for price control, primarily based upon average airline operating costs and market conditions. Chinese airlines may apply to the CAAC to change the airfare on a particular route. To improve the operating environment and the financial conditions of the Chinese airlines as a whole, effective February 1, 1999, all domestic airlines were required to adhere to unified domestic airfares published by the CAAC from time to time and discounted sales were prohibited. In 2001, the CAAC gradually relaxed its control over domestic airfare pricing and, effective March 1, 2001, domestic airlines are permitted to offer discounts on several major domestic routes.

     Under the PRC Civil Aviation Law, maximum airfares on Hong Kong and international routes are set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, the tariff is set by the airlines themselves or the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international fares. Discounting is permitted on Hong Kong and international routes. For the airline industry in China as a whole, airfares per kilometer are substantially higher for Hong Kong and international routes than for domestic routes.

     Acquisition of Aircraft and Spare Parts. Most Chinese airlines are required to purchase their aircraft, aircraft spare parts and other aviation equipment through the Civil Aviation Supply Company, or the CASC, an entity controlled by the CAAC. However, our company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through China Eastern Aviation Import and Export Company, which is 55% owned by CEA Holding and 45% owned by our company. This gives us greater freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment. We are still required to obtain an approval from the State Development and Reform Commission for any import of aircraft. We generally pay a commission to China Eastern Aviation Import and Export Company in connection with these imports.

     Domestic Fuel Supply and Pricing. The Civil Aviation Oil Supply Company, or CAOSC, which is controlled by the CAAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The Chinese government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC determines the retail price at which the CAOSC resells fuel to airline customers.

     Safety. The CAAC has made the improvement of air traffic safety in China a high priority. The CAAC is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines, which have been formulated based on international standards. Each Chinese airline is required to provide flight safety reports to the CAAC, including reports of flight incidents or accidents involving its aircraft occurred during the relevant reporting period and other safety related problems. The CAAC conducts safety inspections on each airline periodically.

     The CAAC oversees the training of most Chinese airline pilots through its operation of the pilot training college. The CAAC implements a unified pilot certification process applicable to all Chinese airline pilots and is responsible for the issuance, renewal, suspension and cancellation of pilot licenses. Each pilot is required to pass the CAAC-administered examinations before obtaining a pilot license and is subject to an annual examination in order to have such certification renewed. The CAAC also has been sending groups of Chinese pilots to the United States, Australia, Britain and France for training.

     All aircraft operated by Chinese airlines, other than a limited number of leased aircraft registered in foreign countries, are required to be registered with the CAAC. All of our aircraft are registered with the CAAC. All aircraft operated by Chinese airlines must have a valid certificate of airworthiness issued and annually renewed by the CAAC. In addition, maintenance permits are issued to a Chinese airline only after its maintenance capabilities have been examined and assessed by the CAAC. These maintenance permits are renewed annually. All aircraft operated by Chinese airlines may be maintained and repaired only by the CAAC certified maintenance facilities, whether located within or outside China. Aircraft maintenance personnel must be certified by the CAAC before assuming aircraft maintenance posts.

     Security. The CAAC establishes and oversees the implementation of security standards and regulations based on the PRC laws and standards established by international civil aviation organizations. Each airline and airport is required to submit to the CAAC an aviation security handbook describing specific security procedures established by the airline or airport for the day-to-day operations of the civil aviation and security training for staff of such airline or airport. Such security procedures must be formulated based on the relevant CAAC regulations. Chinese airports and airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements. We believe that our company is in compliance with all applicable security regulations.

     Noise and Environmental Regulation. All airlines and airports in China are required to comply with noise and environmental regulations of the State Environmental Protection Agency that are modeled after international standards. The CAAC regulations allow Chinese airports to refuse take-off and landing rights to any aircraft that does not comply with state noise regulations. We believe that our company is in compliance with all applicable noise and environmental regulations.

     Chinese Airport Policy. The CAAC supervises and manages the administration of all civilian airports in China which are operated directly by the CAAC or by provincial or municipal governments. The CAAC also determines the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Chinese airlines are generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which is used for improving China’s civilian airport facilities. In 2002, the levy was 5% of domestic airfares for domestic routes and 2% of international airfares for international routes. Our revenues are shown net of this levy.

     Limitation on Foreign Ownership. The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares. Currently, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents.

     Competition

     Domestic. Domestic competition from other Chinese airlines has been increasing in recent periods as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes. We expect that competition in the future from other Chinese airlines on our routes will further increase as the CAAC promotes controlled competition in order to advance the growth of the domestic airline industry as a whole. In addition, we may face more intensified competition as our competitors expand their operations by acquiring other airlines pursuant to the CAAC’s plan to restructure the airline industry in China. Our company competes against our domestic competitors primarily on the basis of safety, on-time performance, quality of service and frequency of scheduled flights. In 2002, we achieved an average on-time performance rate of approximately 78.36%, which is higher than the industry average rate of 75.62% in China. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our company is well-positioned to compete against our domestic competitors in the growing airline industry in China.

     There are currently approximately 20 Chinese passenger airlines operating in China, and our company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our company, Air China, which is based in Beijing, and China Southern Airlines, which is based in Guangzhou, are the three dominant air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three primary airlines operates at least 100 routes and has a fleet of at least 60 jet aircraft. As of April 30, 2003, our company, Air China and China Southern Airlines accounted for approximately 62.65% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines.

     Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern Airlines and Air China, which provide transportation services on some of our routes as well, principally routes originating from the major air transportation hubs in China, such as Shanghai,

Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our company also competes against virtually all of the major domestic airlines on these routes. The number of airlines operating flights to and from Shanghai has increased significantly in recent years. We also face domestic competition from Shanghai Airlines, an airline based in Shanghai which is substantially smaller than our company. Competition between Shanghai Airlines and us has increased as Shanghai Airlines expands its long-haul capacity and operates routes to more cities served by our company.

     Our domestic cargo operations have been adversely affected by industry-wide cargo overcapacity and increased competition from other means of cargo transportation, which have improved substantially in the Chinese coastal cities in recent years.

     Hong Kong. Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Dragon Air, which is controlled by China National Aviation Corporation, or CNAC, CITIC Pacific Limited and Cathay Pacific Airways Limited. We currently operate approximately 338 flights per week on routes between 14 Chinese cities and Hong Kong. Dragon Air competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways obtained the licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay Pacific Airways has not announced when it will commence operations on these routes. After Cathay Pacific Airways commences their operations on those three routes, we will face more intensified competition on our Hong Kong-Shanghai route. In addition to the frequency and convenience of our flights and the number of routes offered, our company’s competitive strategy for the Hong Kong routes stresses safety, convenience, service quality and on-time performance. The new Air Transportation Arrangement signed between the Chinese central government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragon Air has increased the frequency of its flights on several of our Hong Kong routes, thereby intensifying the competition. At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season, from late-January to mid-February 2003, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. Although regular direct flights between Taiwan and mainland China are still not permitted, our results of operation on Hong Kong routes could be adversely affected in the event that direct flights between Taiwan and mainland China are permitted in the future. We cannot assure you that our company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any adverse effect on our revenues derived from operation on our Hong Kong routes. Our company also faces competition from Dragon Air in our Hong Kong cargo operations.

     In 1995, CNAC acquired an interest in Air Macau. Air Macau started to operate routes in 1996 between Macau and mainland China, including routes to cities in mainland China such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between mainland China and Taiwan through Macau without changing planes in Macau. Air Macau’s routes provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China. The airfares on some of Air Macau’s routes are significantly lower than airfares on our company’s comparable routes.

     International. We compete with Air China, China Southern Airlines, United Airlines and many other well-established foreign carriers on our international routes. Most of our international competitors are very well known international carriers and are substantially larger and have substantially greater financial resources than us. Many of our international competitors also have significantly longer operating history and greater name recognition than our company. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have larger sales networks and participate in reservation systems that are more convenient than those of our company, or engage in promotional activities, such as frequent flyer programs, that may be more popular than those of our company and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. For instance, we compete with All Nippon Airways and Japan Airlines System in cargo operations on our Japan routes.

     Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, has been the destination for most international flights to China. We compete with Air China, All Nippon Airways, Japan Airlines System and Northwest Airlines, Inc. on our passenger routes to Japan. Our primary competition on our flights to southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern Airlines. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airline, Air China and China Southern Airlines. On our European routes, our competitors include Air China, KLM-Royal Dutch Airlines, Air France and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. In September 1997, Shanghai Airlines was awarded limited international route rights by the CAAC. Our company competes in the international market on the basis of price, on-time performance, quality of service, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional overseas dedicated sales offices, launched our own frequent flyer program, participated the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

     Maintenance and Safety

     The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. In recent years, the CAAC has placed increasing emphasis on the safety of Chinese airline operations and has implemented a number of measures aimed at improving the safety record of the airlines. Our company’s ability to provide safe air transportation in the future depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at Chinese airports. Our company has a good safety record and regards the safety of our flights as the most important component of our operations. Our company’s aircraft have not been involved in any accidents involving fatalities since 1995.

     Maintenance Capability. We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform 2D checks on our MD-82 aircraft, 4C checks on our A320 and A340-300 aircraft, and 12C checks on our A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hong Qiao International Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our company currently employs approximately 3,200 workers as maintenance and engineering personnel. A portion of our aircraft maintenance personnel participates in manufacturer training and support programs sponsored by Airbus Industrie G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China. In September 2002, we entered into an agreement with Rockwell Collins Avionics of the United States to establish a joint venture avionics maintenance service company in China. Moreover, in

November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. We expect the joint venture companies to provide supplemental avionics and other maintenance services to our company.

     In July 1996, we established a joint venture with Allied Signal Inc. in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. In 1997, our company entered into an agreement with Singapore Aviation Services Company, or SASCO, for the provision of additional maintenance services by SASCO to our company. In October 1997, we completed the construction of a maintenance hangar at Hong Qiao International Airport which has the capacity to house two widebody aircraft at a cost of approximately RMB155 million.

     The enhancement of our maintenance capabilities allows our company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

     Safety. The provision of safe and reliable air services for all of our customers is one of our primary operational objectives. Our company implements uniform safety standards and safety-related training programs in all operations. Our flight safety management division monitors and supervises our company’s flight safety. We have had a flight safety committee since the commencement of our business, comprised of members of our senior management, to formulate policies and implement routine safety checks at our Shanghai headquarters and all provincial hubs. The flight safety committee meets monthly to review our overall operation safety record during the most recent quarter and to adopt measures to improve flight safety based upon these reviews. We have also implemented an employee incentive program, using a system of monetary rewards and discipline, to encourage compliance with the CAAC safety standards and our safety procedures. We periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews.

     The management of each of our provincial hub operations is responsible for the flight safety operations at that hub under the supervision of our flight safety management division. We prepare monthly safety bulletins detailing recent developments in safety practices and procedures and distribute them to each of our flight crew, the maintenance department and the flight safety management department. The CAAC also requires our company to prepare and submit semi-annual and annual flight safety reports.

     All of our jet passenger aircraft pilots participate in manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. Our company maintains an MD-82 flight simulator at our training facility located at the Pudong district in Shanghai, which is used for both initial and recurrent training of all of our MD-82 aircraft pilots. We also use an A300-600R flight simulator and an A320 flight simulator located at the Pudong district for training of our A300-600R pilots and A320 pilots, respectively. At present, we send all other jet passenger aircraft pilots abroad for flight simulator training. In order to increase the number of pilots in line with the planned expansion of our fleet, we expect to add a substantial number of new pilots to our flight operations over the next several years.

     Fuel Supplies

     Fuel costs represented approximately 20.9% of our operating expenses in 2002. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

     In 2002, our fuel expenses decreased 1.9% as a result of decreased weighted average domestic and international fuel prices. The weighted average fuel prices paid by our company decreased approximately 7% in 2002.

     Ground Facilities and Services

     The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hong Qiao International Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Xiangtang Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo and Tianhe Airport in Wuhan. We own hangars, aircraft parking and other airport service facilities at Hong Qiao International Airport and Pudong International Airport and lease from CEA Holding certain buildings at Hong Qiao International Airport where our principal executive offices are located.

     We have our own ground services and other operational services, such as aircraft cleaning and refueling and the handling of passengers and cargo for our operations at Hong Qiao International Airport and Pudong International Airport. We also provide ground services for many other airlines that operate to and from Hong Qiao International Airport and Pudong International Airport. At other airports served by our company, we generally contract for ground services with these airports or the principal airlines based at these airports for fees and other charges which are typically based on passenger or cargo volume or aircraft tonnage.

     In-flight meals and other catering services for our Shanghai-originated flights are provided primarily by Shanghai Eastern Air Catering Limited Liability Company, a joint venture company affiliated with CEA Holding. We generally contract with local catering companies for flights originating from other airports. We have improved the quality of our in-flight meal service in recent years.

     We incur certain airport usage fees and other charges for services performed by the airports where our company operates, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space. At domestic airports, such fees are generally charged at rates prescribed by the CAAC, which are lower than rates generally in effect at airports outside China.

     Marketing and Sales

     Passenger Operations. Our marketing strategy with respect to our passenger operations is primarily aimed at building market share for all categories of air travelers. We have also adopted customized strategies to market our services to particular travelers. With respect to our Hong Kong and international routes, we are permitted to market our services on the basis of price. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully.

     Many of our routes originate or terminate at major commercial or business centers. In order to attract and retain business travelers, we focus on frequent service on routes to major business centers, on-time performance and convenient sales arrangement. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In order to improve our customer services, we participate in joint cabin crew training and exchange programs with foreign airlines, including Asiana Airlines and Japan Airlines System. In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides to our customers benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In addition, we continued to promote our “China Eastern Express” services on our Shanghai – Hong Kong and Shanghai – Beijing routes. We have entered into code-sharing arrangements with American Airlines, Japan Airlines system, Korean Airlines, Asiana Airlines, Qantas Airways and Air France. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines. In addition, our company seeks to establish long-term customer relationships with business entities that have significant air travel requirements. We also maintain an extensive domestic network of sales agents and representatives in order to promote ticket sales and assist customers.

     Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on our new routes and routes where competition is particularly intense.

     The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through approximately 200 sales agents and travel agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hong Qiao International Airport, Pudong International Airport, in downtown Shanghai and at our provincial hubs in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei and Hubei provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Kunming, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted by the availability of telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas representative offices in Chicago, Los Angeles, Seattle, Madrid, Munich, Paris, Sydney, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okayama, Singapore, Bangkok, Seoul, Delhi and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.

     We computerize all of our direct passenger ticket sales. All Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of approximately 20 domestic airlines. We have entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, and INFINI and AXESS of Japan, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

     Cargo Operations. We maintain a network of independent cargo sales agents domestically and internationally. We established a cargo sales office in July 1996 in Dalian to primarily service the Dalian-Osaka cargo route. To capitalize on the growing demand of freight services, we have converted two of our MD-11 passenger aircraft into freight aircraft. We also wet-leased a Boeing 747 aircraft on short-term for our cargo operations in 2002. Our company currently has three MD–11F aircraft designated for cargo and mail operations. We are also improving our cargo sales on passenger flights through full utilization of our existing passenger sales network.

     Our long-term marketing strategy for cargo operations is to establish cargo sales offices in all of the major transportation hubs in China, including Beijing, Shanghai, Guangzhou, Shenzhen and Qingdao, as well as our overseas flight destinations. Following the establishment of China Cargo Airlines Limited, we are also in the process of rationalizing our cargo routes, and are exploring strategies to increase our market share and the revenues generated by our cargo operations.

     Ancillary Airline Activities

     In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the face value of the tickets sold.

     Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hong Qiao International Airport and Pudong International Airport, including aircraft cleaning, refueling, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hong Qiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2002, we generated revenues of approximately RMB543 million (approximately US$66 million) from our airport ground service and ticket handling service.

     Patents and Trademarks

     We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole.

     We own various trademarks, the most important being the service trademark of China Eastern Airlines Corporation Limited, all of which are registered in China.

     Insurance

     The CAAC purchases fleet insurance from The People’s Insurance Company of China on behalf of all Chinese airlines. The People’s Insurance Company of China reinsures a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain amount of deductibles. The premium payable in connection with these insurance is allocated among all Chinese airlines based on the aircraft owned by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights is RMB70,000 (approximately US$8,457) per passenger, for which our company also purchases insurance. Unless there is a separate agreement applicable for flights to or from a specific country, the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929, or the Warsaw Convention, as amended by the protocol of 1955, provides that the maximum civil liability of airlines for international flights is US$20,000 per passenger. Our company is insured for the maximum international civil liability under any agreement applicable to us and under the Warsaw Convention. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Insurance coverage and cost” for more information on our company’s insurance coverage.

Description of Property

     Fleet

     In 2002, we purchased four Boeing 737-700 aircraft and acquired two Airbus 319 aircraft and two Boeing 737-700 aircraft under operating leases. As of May 31, 2003, we had a fleet of 87 aircraft, including 79 jet passenger aircraft that have more than 100 seats and three jet cargo aircraft. The remainder of our fleet consists of smaller aircraft with limited range, used primarily for aerial photography, pesticide spraying, afforestation and other general aviation services. The following table sets forth the details of our fleet as of May 31, 2003:

			Number of
		Number of	Aircraft under	Number of	Average
	Total Number	Aircraft	Operating	Aircraft under	Number of	Average age
	of Aircraft	Owned	Lease	Capital Lease	Seats	(in years)(1)

Jet Passenger Aircraft:
Wide-body:
MD-11	3	2	—	1	324	10.1
A340	5	—	—	5	289	6.6
A300-600R	10	3	3	4	274	10.0
Boeing 737-700	9	4	5	—	142	0.5
Narrow-body:
MD-90	9	2	—	7	157	4.9
MD-82	3	—	3	—	147	12.1
A319	10		10		122	1.9
Boeing 737-300	4	—	3	1	138	5.6
Boeing 737-200	3	3			122	18.2
A320	23	6	10	7	158	3.1

Total Jet Passenger Aircraft	79	20	34	25	178	5.3

Turbo prop:
Y5B	3	3			—	8.1
YN7	2	2	—	—	48	13.8

Total Passenger Aircraft	84	25	34	25	169	5.6

Cargo Aircraft:
MD-11F	3	2	—	1	—	10.9

Total Fleet(2)	87	27	34	26		5.8

(1)	The average aircraft age is weighted by the number of available seats.

(2)	Excludes fleet of China Eastern Airlines Wuhan Limited and two Boeing 737-300 aircraft leased to China Eastern Airlines Wuhan Limited in early 2003.

     In 2002, our average daily aircraft utilization rate decreased by 0.5 hours to 8.6 hours per day, primarily due to the expansion of our fleet and the adoption of stricter safety standards. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2002:

	2000	2001	2002

		(in hours)
Wide-body:
MD-11	10.0	10.2	10.9
A340	10.0	10.7	11.2
A300-600R	7.8	7.7	7.4
Narrow-body:
MD-90	7.7	8.1	7.7
MD-82	6.8	7.9	6.6
A320	8.8	9.3	8.8
Boeing 737-200	—	7.9	6.2
Boeing 737-300	9.4	10.1	10.0
Boeing 737-700	—	—	10.0

     Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus aircraft are primarily used for our routes to Europe, Hong Kong, Japan and other international destinations, including Bangkok, Seoul and Singapore, and on major domestic routes to cities such as Beijing and Guangzhou. Our MD-11 aircraft operate on major domestic routes to cities such as Beijing and international routes to the United States. MD-90 aircraft and Boeing 737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. MD-82 aircraft are primarily used for shorter distance domestic routes on which it is not possible to achieve high load factors with wide-body aircraft and on routes connecting to certain domestic airports which cannot accommodate the landing of wide-body aircraft. Revenues from commuter and general aviation services are immaterial to our results of operations.

     Our MD-11F aircraft are used for our cargo operations and carry cargo to Japan, Europe and the United States. Our general aviation services customers include provincial authorities in charge of agriculture, forestry and geology.

     Future Fleet Development. Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the State Development and Reform Commission. The following table summarizes our currently anticipated jet aircraft deliveries from 2003 to 2006:

	2003	2004	2005	2006	Total

Aircraft
A319	0	0	0	0	0
A320	10	5	5	0	20
A340-600	3	2	0	0	5
Boeing 737-700	5	0	0	0	5
Total	18	7	5	0	30

     The fleet expansion strategy reflects our plan to continue to expand our operations. The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as the general economic conditions, our operating results and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

     Fleet Financing Arrangements. We generally acquire aircraft through either long-term capital leases or operating leases. To take advantage of the low interest rate for long-term loans in 2002, we also purchased certain number of aircraft and finance it by borrowing long-term loans from banks in China. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Under operating leases, substantially all the risks and rewards of ownership of the aircraft remain with the lessor.

     We intend to increase the use of operating leases to improve the flexibility of our operations. However, each decision on our financing alternatives will depend on an evaluation of the following factors:

•	our aircraft requirements and anticipated future deliveries;

•	capital structure and cash flow situation;

•	prevailing interest rates; and

•	other market conditions in effect at the time of any such acquisition or financing.

     All of our payment obligations under current aircraft leases have been guaranteed by banks in China.

     Operating Facilities

     Our corporate headquarters, base maintenance center and other primary airport facilities in Shanghai, occupying an area of approximately 412,422 square meters of land, are located at Hong Qiao International Airport. We also own office buildings, cargo operating buildings and a maintenance center at Pudong International Airport. The total gross floor area of all of our buildings and facilities is approximately 341,000 square meters.

     We own all of the buildings and facilities located at Hong Qiao International Airport, with the exception of the office buildings where our corporate headquarters are located. We lease from the CEA Holding our corporate headquarter office buildings and the land on which our corporate headquarters are located. We have acquired buildings and ancillary facilities at Pudong International Airport with a total gross floor area of approximately 147,000 square meters.

     Our company also owns additional land of approximately 205,706 square meters at Luogang Airport where we maintain the base for our Anhui provincial hub operations.

     Our operations in the nine provincial hubs of Jiangsu, Shandong, Shanxi, Hebei, Anhui, Jiangxi, Zhejiang and Hubei are located in the airports in Nanjing, Qingdao, Jinan, Taiyuan, Shijiazhuang, Hefei, Nanchang, Ningbo and Wuhan, respectively. In Nanjing, we lease all the buildings and facilities our company occupies from the airport authority. In Qingdao, Hefei and Nanchang, we have the right to use such buildings and facilities constructed and maintained by our company. However, the right to use such buildings and facilities cannot be transferred or leased to third parties. In Taiyuan and Shijiazhuang, we own our maintenance facilities and lease office building from CEA Holding and other facilities from the local airport authorities.

Item 5. Operating and Financial Review and Prospects.

     You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 39 to our consolidated financial statements. The historical results of operations discussed in this annual report may not be indicative of our future operating performance.

Overview

     Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 4.3%, from 4,188 million ATKs in 2001 to 4,367 million ATKs in 2002, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 8.3%, from 25,814 million ASKs in 2001 to 27,963 million ASKs in 2002. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 11.8%, from 2,373 million RTKs in 2001 to 2,652 million RTKs in 2002, reflecting a 14.5% increase in passenger traffic and a 7.7% increase in cargo and mail traffic in 2002.

     Like those of other airlines, our operations substantially depend on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demands and cargo volume and may not be under our control, including unusual political events and other unforeseen events. Our operations will be affected by, among other things, fluctuation of the aviation fuel price, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid. We expect depreciation expenses and operating lease expenses to increase as new aircraft and related flight equipment are acquired. Maintenance expenses may also increase as a result of acquisitions of new aircraft, although we expect to benefit from certain maintenance and fuel cost savings as older aircraft are retired and replaced.

     Our operations have been materially adversely affected by the outbreak of SARS in China and its expansion to other cities in the world. As of May 31, 2003, our company reduced the number of flights by approximately 70% on our international, Hong Kong regional and domestic routes. We expect the adverse effect of SARS on our operations to continue after May 2003. We currently are not able to predict with accuracy the magnitude of such adverse effect on our operations in 2003. Although the number of new cases of infection decreased significantly in China since late May 2003, we cannot predict how soon SARS will be effectively controlled in China and other countries where we have operations. Our business operations and financial results could be further adversely affected by SARS if it cannot be effectively controlled. We have been closely monitoring the market and development of SARS in China and other countries where we have operations and have implemented measures to mitigate the adverse effect of SARS, including timely adjustment of capacity allocation and tight control on personnel cost and new investments. We also expect the mitigation measures adopted by the Chinese government for Chinese airlines to help mitigate the adverse effect of SARS. Those measures include reductions in civil aviation infrastructure levies, business tax and city maintenance and construction tax from May 1, 2003 to September 30, 2003, and provision of short-term loans by Chinese banks. While we anticipate that the market demand for aviation services will gradually recover to the extent SARS is effectively controlled, we, however, cannot predict with accuracy the extent and pace of such recovery.

     Our financial performance is also significantly affected by factors associated with operating in a highly regulated industry, as well as a number of other external variables, including political and economic conditions in China, competition, foreign currency exchange fluctuations and public perceptions regarding the safety of air travel and of the airline industry in China. Because nearly every aspect of our airline operations is subject to regulations of the CAAC, our operating revenues and expenses are directly affected by CAAC regulations with respect to, among other things, domestic airfares, level of commissions paid to sales agents, aviation fuel price, take-off and landing charges and route allocations. The nature and extent of airline competition and the ability of Chinese airlines to expand are also significantly affected by various CAAC regulations and policies. Changes in the CAAC’s regulatory policies, or in the implementation of such policies, are therefore likely to have a significant impact on our future operations.

     Certain Financial Information by Geographic Region

     The following table sets forth passenger revenues, passenger traffic and passenger yield by geographic region for the years ended December 31, 2000, 2001 and 2002.

	Year Ended December 31,

	2000	2001	2002

Passenger Revenues (millions of RMB)
Domestic	3,946	4,701	4,670
Hong Kong	1,873	1,921	1,911
International
Japan	1095	1,145	1,279
U.S. and Europe	806	827	1,250
Other	924	992	928

Total Passenger Revenues	8,644	9,586	10,038

Passenger Traffic (millions of passenger-kilometers)
Domestic	6,328	7,512	8,516
Hong Kong	1,896	2,028	2,234
International	5,882	6,371	7,457

Total Passenger Traffic	14,102	15,911	18,207

Passenger Yield (RMB per passenger-kilometer)
Domestic	0.67	0.63	0.55
Hong Kong	0.99	0.95	0.86
International	0.48	0.48	0.46

Total Passenger Yield	0.61	0.60	0.55

Operating Results

2002 Compared to 2001

     Revenues. Our total revenues increased from RMB12,153 million in 2001 to RMB13,079 million in 2002, or 7.6%, reflecting increases in international passenger and cargo revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

     Passenger revenues, which accounted for 76.7% of our total revenues in 2002, increased from RMB9,586 million in 2001 to RMB10,038 million in 2002, or 4.7%, reflecting increase in international passenger revenues, including continuous revenue increase on Japanese and Korean routes.

     Our domestic passenger revenues, which accounted for 46.5% of our passenger revenues, decreased from RMB4,701 million in 2001 to RMB4,670 million in 2002, or 0.7%, primarily because we significantly lowered our average airfare for our domestic flights due to increased competition. In 2002, we replaced low traffic and low-yielding domestic routes with new routes and increased capacity on selected high traffic and high-yielding domestic routes by increasing flight frequencies on these routes with a view towards improving our competitiveness. We also added six Boeing 737 aircraft and two Airbus 319 aircraft on our domestic routes. As a result, our domestic passenger traffic increased by 14.5% in 2002 and our domestic passenger load factor increased from 58% in 2001 to 63% in 2002. However, our domestic passenger yield decreased from RMB0.63 in 2001 to RMB0.55 in 2002 per passenger-kilometer, primarily due to intensified competition in the domestic market.

     Hong Kong passenger revenues, which accounted for 19.0% of our passenger revenues, decreased from RMB1,921 million in 2001 to RMB1,911 million in 2002, or 0.5%, reflecting increased competition on our Hong Kong routes, which prompted us to lower our average airfare. Hong Kong passenger traffic increased by 10.1% in 2002 over that of 2001 as a result of our competitive prices and improved services on our Hong Kong routes. The passenger capacity on our Hong Kong routes increased by 1.1%. Our Hong Kong passenger load factor increased from 56% in 2001 to 61% in 2002 and our Hong Kong passenger yield decreased from RMB0.95 in 2001 to RMB0.86 in 2002 per passenger-kilometer. The decrease in passenger load factor and passenger yield on Hong Kong routes was due to competition from other airlines.

     International passenger revenues, which accounted for 34.4% of our passenger revenues, increased from RMB2,965 million in 2001 to RMB3,457 million in 2002, or 16.6%. The increase in international passenger revenues reflected increased international passenger traffic. International passenger traffic increased by 17.0% in 2002 over that of 2001 as a result of higher passenger demand on our Japanese and Korean routes. The increase also reflected increased business traffic on our European routes. The increase in passenger traffic on our international routes may or may not continue in the following years due to seasonal and other variations that influence passenger traffic. Our international passenger capacity increased by 16.5% in 2002, international passenger load factor increased slightly from 68.7% in 2001 to 68.9% in 2002. However, our international passenger yield decreased slightly from RMB0.48 in 2001 to RMB0.46 in 2002 per passenger-kilometer primarily because we lowered our average airfare for our Japanese routes in order to maintain our competitive position and market share.

     We generate cargo and mail revenues from the transport of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 18.7% of our total revenues, increased from RMB2,092 million in 2001 to RMB2,445 million in 2002, or 16.9%. The increase in cargo revenues was primarily the result of the increase in the volume of importation and exportation after China’s accession to the World Trade Organization, or WTO, on our international routes. Our cargo volume also increased partially due to the west coast port strike in the United States during the second half of 2002. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased from 950 million RFTKs in 2001 to 1,023 million RFTKs in 2002, or 7.7%, primarily due to the increase of our international cargo and mail traffic. To meet the increased cargo and mail traffic demand, we wetleased a Boeing 747 aircraft in the second half of 2002 to operate on our international cargo routes. Cargo yield increased from RMB2.20 in 2001 to RMB2.39 in 2002 per cargo tonne-kilometer primarily as a result of increased market demand.

     Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased from RMB474 million in 2001 to RMB596 million in 2002, or 25.8%, which is much higher than the 5% growth rate achieved in 2001. The increase in other operating revenues in 2002 was mainly due to increased volume of importation and exportation after China’s accession to the WTO. The increased freight handling fees charged by China Cargo Airlines Limited for its new storage house at Pudong International Airport opened in 2001 also contributed to the increase in our other operating revenues. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport.

     Operating Expenses. Our total operating expenses increased from RMB11,283 million in 2001 to RMB12,242 million in 2002, or 8.5%, reflecting increase in aircraft maintenance expenses, takeoff and landing charges, wages, salaries and benefits, as well as office and administration expenses. Operating expenses as a percentage of revenues increased from 92.8% in 2001 to 93.6% in 2002.

     Aircraft fuel expenses decreased from RMB2,613 million in 2001 to RMB2,564 million in 2002, or 1.9%, primarily as a result of decreased weighted average domestic and international fuel prices. In 2002, the weighted average domestic and international fuel prices paid by our company decreased by approximately 11% and 3%, respectively. The weighted average fuel prices paid by our company decreased by approximately 7%.

     Aircraft depreciation and operating lease expenses increased from RMB2,404 million in 2001 to RMB2,455 million in 2002, or 2.2%. Other depreciation and operating lease expenses increased from RMB358 million in 2001 to RMB400 million in 2002, or 11.8%, primarily due to the expansion of our fleet.

     Take-off and landing charges increased from RMB1,703 million in 2001 to RMB1,988 million in 2002, or 16.7%, primarily due to increased flights and the mandatory increase in the takeoff and landing charges for domestic flights by the CAAC, effective September 1, 2002. Take-off and landing charges accounted for 16.2% of our total operating expenses in 2002.

     Aircraft maintenance expenses were RMB1,078 million in 2002, compared to RMB967 million in 2001, an increase of 11.5%. This increase is mainly due to increased number of aircraft subject to overhaul in 2002.

     Commission expenses decreased from RMB487 million in 2001 to RMB380 million in 2002, or 22.0%, primarily because revenues received by our company from sales and travel agents for domestic flight tickets are net of commissions.

     Wages, salaries and benefits increased from RMB773 million in 2001, which included a one-time write-back of approximately RMB96 million as a result of the curtailment of our company’s obligations to provide medical benefits to retirees, to RMB1,036 million in 2002, or 34.0%. This increase was primarily attributable a 7% increase in the number of our employees as a result of the expansion of our fleets and establishment of our Ningbo branch. Moreover, our company increased wage and benefit expenses due to an approximate 6.4% increase in hours flown in 2002, as well as an increase in the average salaries of important employees to maintain stable human resources in a competitive market. Due to the adverse effect of SARS, we have suspended our recruiting of new employees in 2003.

     Food and beverage expenses increased from RMB567 million in 2001 to RMB606 million in 2002, or 6.8%, primarily due to our expanded operations and increased flights.

     Office and administration expenses increased from RMB849 million in 2001 to RMB1,044 million in 2002, or 23.0%. The increase was attributable to an increase in our training expenses in 2002 to prepare for further expansion of our fleet in 2003. It was also due to the expansion of our general operations, including the opening of our local office in Delhi, and increase in expenses relating to our overseas sales and the expenses of our overseas offices.

     Other operating expenses decreased from RMB562 million in 2001 to RMB520 million in 2002, or 7.5%. Please refer to Note 2(aa) to our financial statements for details of reclassification of expenses. Other operating expenses included provision for obsolescence of flight equipment spare parts, maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses. The decrease was attributable to our effective cost management.

     Fixed assets. Our company had approximately RMB20.5 billion of fixed assets as of December 31, 2002, including aircraft and flight equipment with a value of approximately RMB17.8 billion. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less accumulated depreciation.

     In view of recent volatility in the global aviation industry and change in market value for aircraft, on December 31, 2002, our company conducted a revaluation on its fixed assets pursuant to the requirements of IFRS. As a result of the revaluation, our company recognized a net revaluation surplus of RMB137 million in the revaluation reserve and a revaluation deficit of RMB172 million in the income statement.

     Valuation of fixed assets is based on market conditions and global economic factors that we may not control. The determination of fair market value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers.

     The revaluation deficit on fixed assets as recognized in 2002 is a non-cash charge and has no impact on our company’s cash flows. It is not an indication of any impairment of our company’s fleet.

     Net Interest Expense and Net Other Income. Net interest expenses was RMB731 million in 2002, compared to RMB814 million in 2001. The 10.2% decrease was mainly due to the decreased principal amount and interests under aircraft finance leases as a result of expiration of three aircraft leases in 2002. Net other income increased from RMB128 million in 2001 to RMB226 million in 2002, or 77.4%. The increase in other income reflects net proceeds from sale of two Airbus 310 aircraft in 2002.

2001 Compared to 2000

     Revenues. Our total revenues increased from RMB11,220 million in 2000 to RMB12,153 million in 2001, or 8.31%, reflecting increases in domestic and international passenger revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

     Passenger revenues, which accounted for 79% of our total revenues in 2001, increased from RMB8,644 million in 2000 to RMB9,586 million in 2001, or 10.9%, reflecting increases in domestic passenger revenues resulting from increasing domestic passenger traffic.

     Our domestic passenger revenues, which accounted for 49% of our passenger revenues, increased from RMB3,946 million in 2000 to RMB4,701 million in 2001, or 19.2% primarily due to higher passenger demand. In 2001, we replaced low traffic and low-yielding domestic routes with new routes and increased capacity on selected high traffic and high-yielding domestic routes by increasing flight frequencies on these routes with a view towards improving our competitiveness. In addition, we reallocated our flights between Shanghai’s Hong Qiao Airport and Pudong Airport according to passenger demand and traffic volume. We also established a separate sales division in Shanghai focused on increasing our market share in Shanghai as a part of our efforts to optimize our sales network. Moreover, we initiated the “China Eastern Express” services which increased the frequency of flights on the Shanghai-Beijing routes. As a result, our domestic passenger traffic increased by 18.71% in 2001 and our domestic passenger load factor increased from 58% in 2000 to 61% in 2001. However, our domestic passenger yield decreased from RMB0.67 in 2000 to RMB0.63 in 2001 per passenger-kilometer, primarily due to increasing competition in the domestic market and a change in the statistical standards used to measure passenger traffic. Increasing competition in the domestic market prompted us to lower average airfares for our flights originating or terminating at the Pudong International Airport. Pudong International Airport is further away from downtown Shanghai and less convenient than Hong Qiao International Airport. As a result, airlines including our company reduced airfares to attract passengers to take flights terminating or originating from Pudong International Airport. The change in the statistical standards was mandated by Order No. 88 of the CAAC with effect from January 1, 2001. Under the new standards, a passenger on a scheduled international flight with a domestic connection is now counted twice, as a domestic and an international passenger (counting of a passenger on non-scheduled international flights with domestic connections remains unchanged, as one international passenger). Without this change in statistical standards, the domestic passenger yield would have been RMB0.65 in 2001.

     Hong Kong passenger revenues, which accounted for 20% of our passenger revenues, increased from RMB1,873 million in 2000 to RMB1,921 million in 2001, or 2.6%, reflecting primarily increases in Hong Kong passenger traffic. Hong Kong passenger traffic increased by 6.96% in 2001 over that of 2000 as a result of higher passenger demand and the successful implementation of the “China Eastern Express” services which increased the frequency of flights on the Shanghai-Hong Kong routes. The passenger capacity on our Hong Kong routes increased by 15.85%. Our Hong Kong passenger load factor decreased from 61% in 2000 to 56.21% in 2001 and our Hong Kong passenger yield decreased from RMB0.99 in 2000 to RMB0.95 in 2001 per passenger-kilometer. The decrease in passenger load factor and passenger yield on Hong Kong routes was due to competition from Dragon Air, lower-than-expected demand resulting from the global economic downturn in 2001, which was compounded by the events of September 11, and a slight over-capacity on the Hong Kong routes.

     International passenger revenues, which accounted for 31% of our passenger revenues, increased from RMB2,826 million in 2000 to RMB2,965 million in 2001, or 4.9%, despite the global economic downturn and the events of September 11. The increase in international passenger revenues reflected increased international passenger traffic and increased yield per passenger-kilometer. International passenger traffic increased by 8.31% in 2001 over that of 2000 as a result of higher passenger demand on our Japanese, European and Southeast Asian routes (including South Korea). In particular, passenger traffic on our Japanese routes continued to increase because our competitors have moved their flights to and from Japan to Pudong International Airport which is further away from downtown Shanghai and relatively less convenient than Hong Qiao International Airport. However, our advantage over our competitors on these routes will be gradually eliminated as the Shanghai municipal government gradually moves all international and regional flights to and from Shanghai to Pudong International Airport, starting in April 2002. Our passenger traffic on Korean and European routes also increased due to increased Chinese tourists traveling to Korea and Europe. Our international passenger capacity decreased slightly by 0.6% in 2001, international passenger load factor increased from 67% in 2000 to 69% in 2001, and international passenger yield increased from RMB0.45 in 2000 to RMB0.48 in 2001 per passenger-kilometer primarily as a result of our timely adjustments to our international flight schedule to meet market changes. The adjustments included increasing flight frequencies and re-adjusting flight routes on our high-yielding European routes and adjusting U.S. flights after the events of September 11.

     We generate cargo and mail revenues from the transport of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 17.21% of our total revenues, decreased from RMB2,124 million in 2000 to RMB2,092 million in 2001, or 1.53%. The decrease in cargo revenues was primarily the result of the global economic downturn (which affected cargo revenues particularly since the majority of our cargo traffic is on our international routes), increased competition from domestic and international carriers (such as UPS and Fedex), and the decrease of our revenues on the Japanese and Korean cargo and mail routes as a result of the devaluation of Japanese yen and Korean won. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased from 904 million RFTKs in 2000 to 950 million RFTKs in 2001, or 5%, primarily due to the increase of our international cargo and mail traffic. To meet the increased cargo and mail traffic demand, we increased the flight frequency on routes to major destinations, implemented nationwide, multiple-location cargo flight coverage in the U.S. (Shanghai-Anchorage-Seattle-Chicago- New York), and entered new markets such as the Shanghai-Xiamen-Japan cargo route. Cargo yield decreased from RMB2.35 in 2000 to RMB2.20 in 2001 per cargo tonne-kilometer primarily as a result of increasingly intense competition on our international cargo routes from such competitors as UPS, Fedex and China Southern Airlines.

     Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International

Airport and Pudong International Airport. Other operating revenues increased from RMB452 million in 2000 to RMB474 million in 2001, or 5%, which is lower than the 29% growth rate achieved in 2000. The surge in other operating revenues in 2000 was due to the opening of the Pudong International Airport in that year. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport.

     Operating Expenses. Our total operating expenses increased from RMB10,444 million in 2000 to RMB11,283 million in 2001, or 8%, primarily due to the increase in the number of flights which resulted in increases in expenses such as aircraft fuel expenses, aircraft maintenance expenses and takeoff and landing charges. However, operating expenses did not increase as fast as they did in 2000 due to effective cost control. Operating expenses as a percentage of revenues decreased from 93.1% in 2000 to 92.8% in 2001.

     Aircraft fuel expenses increased from RMB2,327 million in 2000 to RMB2,613 million in 2001, or 12.3%. Fuel expenses increased primarily as a result of increased fuel usage offset by decreased domestic and international fuel prices. In 2001, the weighted average domestic and international fuel prices paid by our company decreased by approximately 2% and 1%, respectively.

     Aircraft depreciation and operating lease expenses increased from RMB2,168 million in 2000 to RMB2,404 million in 2001, or 10.9%. Other depreciation and operating lease expenses increased from RMB321 million in 2000 to RMB358 million in 2001, or 11.6%, primarily reflecting the addition of buildings, facilities and equipment and other assets at Pudong International Airport. Take-off and landing charges increased from RMB1,572 million in 2000 to RMB1,703 million in 2001, or 8.3%. Aircraft maintenance expenses were RMB967 million in 2001, compared to RMB820 million in 2000, an increase of 17.9%. This increase is mainly due to the maintenance performed on aircraft purchased around 1996, which were scheduled to have an overhaul in 2001.

     Commission expenses decreased from RMB645 million in 2000 to RMB487 million in 2001, or 24.5%, primarily due to the adoption of a new settlement policy under which commissions received from and paid to other airlines for regional and international flights are netted off periodically with the other airlines (rather than recording each receipt and payment separately as commission income and commission expense, respectively) and revenues received from sales and travel agents for tickets on international flights are net of commissions. Under this policy, we not only reduced our liability for sales taxes, but also avoided having to pay commissions before receiving payment for our ticket sales.

     Wages, salaries and benefits decreased from RMB798 million in 2000 to RMB773 million in 2001, or 3.1%. This decrease was attributable primarily to a write-back in the amount of approximately RMB96 million as a result of the curtailment of our obligations to provide medical benefits to retirees. At the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations regarding its medical insurance scheme in accordance with a State Council directive issued in 1998. We joined the scheme in January 2001. Other than the annual contributions made to the scheme, we now have no other obligation for payment of medical expenses, thereby reducing our medical benefits expenses. (see Note 31 to the Financial Statements prepared under IFRS).

     Food and beverage expenses increased from RMB499 million in 2000 to RMB567 million in 2001, or 13.7%, due to the increased number of passengers resulting from increasing flights and expanding operations. Office and administration expenses increased from RMB724 million in 2000 to RMB849 million in 2001, or 17.3%.

     Other operating expenses decreased from RMB568 million in 2000 to RMB557 million in 2001, or 1.9%. Other operating expenses included provision for obsolescence of flight equipment spare parts,

maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses. The decrease was attributable to our effective cost management.

     Net Interest Expense and Net Other Income. Net interest expenses remained at RMB814 million in 2001. Net other income decreased from RMB341 million in 2000 to RMB249 million in 2001. The primary reason for the decrease in other income was that while we recognized a gain of RMB110 million from our disposition of four MD82 aircraft in 2000, no such income was generated in 2001. Due to the decrease of the official income tax rate from 33% in 2000 to 15% in 2001, the deferred tax assets and liabilities brought forward from December 31, 2000 of RMB895,078,000 and RMB1,453,876,000, respectively, have been reduced by RMB486,601,000 and RMB793,023,000, respectively. A net tax credit of RMB306,422,000 was recognized in the income statement for the year ended December 31, 2001.

Liquidity and Capital Resources

     We finance our working capital requirements through a combination of funds generated from operations and bank loans. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services, or any delay in obtaining bank loans. As of December 31, 2000, 2001 and 2002, we had cash and cash equivalents of RMB1,423 million, RMB1,331 million and RMB1,945 million, respectively. Net cash provided by operating activities in 2000, 2001 and 2002 was RMB2,130 million, RMB2,499 million and RMB2,160 million, respectively. During 2001 and 2002, our primary cash requirements had been for additions of and upgrades on aircraft and flight equipment and payments on related debts.

     Although our cash flow has also been adversely affected by the outbreak of SARS, we expect that cash from bank borrowings will be sufficient to meet our operating cash flow requirements.

     Net cash used in investing activities in 2000, 2001 and 2002 was RMB1,156 million, RMB2,554 million and RMB4,543 million, respectively. In 2000, 2001 and 2002, payment of advances on aircraft and flight equipment were RMB630 million, RMB992 million and RMB2,600 million, respectively, while additions of aircraft and flight equipment were RMB237 million, RMB1,024 million and RMB1,004 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB325 million, RMB73 million and RMB150 million in 2000, 2001 and 2002, respectively. We also received RMB276 million, RMB62 million and RMB21 million as return of advances on aircraft and flight equipment in 2000, 2001 and 2002, respectively.

     Net cash used by our company in financing activities in 2001 was RMB17 million, mainly for repayments of short-term bank loans and finance lease obligations. Net cash generated from financing activities was RMB2,956 million in 2002, primarily from short-term bank loans.

     Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. Pursuant to certain PRC regulations, except for two Boeing 737-700 aircraft under operating leases entered into by our company in 2000, all of our other current leases have been exempted from withholding or similar taxes under Chinese tax regulations. We, however, cannot assure you that we will be able to obtain any exemption in respect of future leases.

     We generally operate with a working capital deficit. As of December 31, 2002, our current liabilities exceeded our current assets by RMB7,437 million. The increase in working capital deficit in 2002 was the result of increased short-term bank loans. Short-term loans outstanding totaled RMB600 million, RMB1,288 million and RMB4,527 million as of December 31, 2000, 2001 and 2002, respectively. Long-term loans outstanding totaled RMB4,804 million, RMB5,301 million and RMB6,495 million as of December 31, 2000, 2001 and 2002, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB2,971 million, RMB2,368 million and RMB1,156 million, respectively, as of December 31, 2002, as compared to RMB917 million, RMB2,518 million and RMB1,866 million, respectively, as of December 31, 2001. The total lease obligations outstanding under our finance leases as of December 31, 2000, 2001 and 2002 were RMB11,308 million, RMB9,871 million and RMB8,184 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB3,082 million, RMB4,005 million and RMB1,097 million, respectively, as of December 31, 2002, as compared to RMB4,166 million, RMB3,091 million and RMB2,614 million, respectively, as of December 31, 2001. We have, and in the future may continue to have, substantial debts. As of December 31, 2001 and 2002, our long-term debt to equity ratio was 2.01 and 1.81, respectively. The interest expenses associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with Chinese banks to meet our future working capital needs. We generally have been able to arrange bank loans with domestic and foreign banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.

Capital Expenditures

     Our aircraft orders as of December 31, 2002 included commitments to acquire five Boeing 737 aircraft, 20 Airbus 320 aircraft and five Airbus 340 aircraft to be delivered between 2003 and 2005. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2005 to be in aggregate approximately RMB14,544 million, including RMB6,967 million in 2003, RMB3,782 million in 2004, and RMB3,795 million in 2005, in each case subject to contractually stipulated increases or any increase relating to inflation. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditure in 2003. In addition, we plan to increase our investment on technology upgrade and other projects in response to technological development in the aviation industry. We will also increase our investment in Shanghai Eastern Flight Training Co., Ltd. to maintain our current equity interest percentage in this company.

     In 2002, in order to develop our company’s operation in the Jiangsu aviation market and to increase the market share of China Eastern Airlines Jiangsu Co., Ltd, or Eastern Jiangsu, a non-wholly owned subsidiary of our company, in the local market, on December 19, 2002, our company provided financial assistance, on normal commercial terms, to Eastern Jiangsu by way of investing RMB400 million in Eastern Jiangsu as capital contribution towards its registered capital. The other two shareholders of Eastern Jiangsu, Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd., also made their capital contributions in proportion to their respective shareholding interests in Eastern Jiangsu. The registered capital of Eastern Jiangsu was increased from US$47 million to RMB1 billion after the shareholders’ contribution. The equity interest held by each shareholder in Eastern Jiangsu after the increase of its registered capital remained unchanged, with our company, Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd. holding 55%, 24% and 21%, respectively. In addition, in August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited and invested RMB240 million in the joint venture. Our company also invested RMB295 million in May 2002 to establish a joint venture, Shanghai Eastern Airlines Investment Co., Ltd., together with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd. Other major equity investments of our company in 2002 include an additional contribution of RMB21 million to the registered capital of Eastern Airlines Industrial Co., Ltd., and an acquisition of 45% equity interest in Eastern Aviation Advertising Services Co. from CEA Holding for a consideration of RMB15 million.

     We plan to finance our aircraft acquisitions, our investment in the joint ventures and other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Contractual Obligations and Commercial Commitments

     The following tables set forth our outstanding contractual and commercial commitments as of December 31, 2002.

		Payments Due by Period
		(RMB millions)
Contractual
Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt	6,495	1,262	2,848	1,229	1,156
Finance Leases	8,184	2,247	1,807	3,033	1,097
Operating Leases	6,061	1,095	1,686	1,331	1,949
Unconditional Purchase Obligations	17,528	9,951	7,577	—	—
Other Long-Term Obligations	161	30	60	60	11

Total	38,429	14,585	13,978	5,653	4,213

		Amount of Commitment Expiration Per Period
		(RMB millions)
Other Commercial	Total Amounts
Commitments	Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Line of Credit	45,600	19,900	25,700	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	150	—	150	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments(1)	—	—	—	—	—

Total	45,750	19,900	25,850	—	—

(1)	In May 2001, our company entered into an agreement with General Electric, an unrelated third party, to purchase a 30% equity interest in GE Engine Services (Xiamen) Co., Ltd., or GE Xiamen, for US$3.6 million to be paid by accumulative dividends distributable to our company following the execution of such agreement. Our company has committed under such agreement to deliver annually certain number of its CFM 56 engines to be repaired by GE Xiamen for a period of ten years.

Critical Accounting Policies

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

     Our consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

     Revenue recognition — As discussed in Note 2(d) to our consolidated financial statements, passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage. Management performs periodic evaluations of sales in advance of carriage, and any adjustments made as a result of such evaluations, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments result from differences between the estimates of certain revenue transactions and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

     Fixed assets — We had approximately RMB20.5 billion of fixed assets as of December 31, 2002, including aircraft and flight equipment with a value of approximately RMB18 billion. As discussed in Note 2(j) to our consolidated financial statements, fixed assets are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Independent valuations are conducted at least every five years or sooner if considered necessary by our directors. In the intervening years, our directors would review the carrying value of the fixed assets from time to time and make adjustments if the carrying value is materially different from the fair value. Their recorded values are impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual values and impairment charges.

     Maintenance and overhaul costs — Following the adoption of IFRS 37 “Provisions, Contingent Liabilities and Contingent Assets” in the year ended December 31, 2000, major overhaul expenses for owned assets and assets under capital leases are no longer accrued but charged against operating profits as and when incurred. In respect of major overhauls for aircraft and engines under operating leases, the estimated costs of such overhauls are accrued and charged to operating profits over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The amount of overhaul costs charged to the operating profits is impacted by management’s estimates of the expected overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft and engines.

     Retirement benefits — We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces in which we operate and maintain a defined retirement benefit plan which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f) to our consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on the management’s review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of our company. See Note 29 to our consolidated financial statements for additional information regarding the retirement benefit plans.

     Deferred taxation — Deferred income tax is provided in full, using the liability method, for all significant temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Currently applicable tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable to be realized in the foreseeable future. See Note 7 to our consolidated financial statements for additional information regarding the deferred taxation.

Foreign Currency Transactions

     All of our finance lease obligations and aircraft operating leases are denominated in U.S. dollars, Japanese yen or Euro, and certain of our other expenses are denominated in currencies other than Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We have also designated certain personnel to manage the foreign currency risks, using such methods like forward contracts, interest rate swaps, options and through other derivative financial products. We previously have entered into various short-term hedging arrangements, for periods of under three months, with Chinese banks for the exchange of Japanese yen into U.S. dollars in order to hedge against the devaluation of Japanese yen. In 2001, we entered into certain long-term hedging transactions, for periods of four to five years, for the exchange of Japanese yen into U.S. dollars.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. China adopts a floating rate exchange system with control. The exchange rate between Renminbi and US dollars had been comparatively stable in the past. However, the exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. For example, our net exchange gain was RMB126 million in 2001 due to the depreciation of Japanese yen against Renminbi, but we had a net exchange loss of RMB38 million in 2002 due to the appreciation of Japanese yen against Renminbi.

Taxation

     We had an effective tax rate of 20.7% in 2002. Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we are subject to income tax at the rate of 15%. Our effective tax rate, however, is higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%.

Inflation

     The Chinese economy has experienced periods of high rates of inflation, which have led to the adoption by the central government from time to time of various corrective measures designed to regulate growth and contain inflation. The inflation rate has been decreasing since 1995. In 2001, China experienced slight inflation at a rate of 0.7%. In 2002, China experienced slight deflation at a rate of 0.8%. Although neither the inflation nor the deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially adversely affect our financial condition and results of operations.

U.S. GAAP Reconciliation

     Our audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Note 39 to our audited consolidated financial statements provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended, and owners’ equity as of December 31, 2000, 2001 and 2002.

New Pronouncements

     In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No.143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Our management does not expect that the adoption of SFAS No. 143 will have a material effect on our company’s financial position or results of operations.

     In April 2002, FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 145 also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. Our management does not expect that the adoption of SFAS No. 145 will have a material effect on our company’s financial position or results of operations.

     In June 2002, FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, and must be applied beginning on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. Our management does not expect that the adoption of SFAS No. 146 will have a material effect on our company’s financial position or results of operations.

     In December 2002, FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 has not had a material effect on our company’s financial position or results of operations.

     In December 2002, Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45, was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Our management is currently evaluating the impact of recognizing such liabilities on our company’s consolidated financial statements. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ending after December 15, 2002. Please refer to Note 32(d) to our financial statements for details.

     In January 2003, FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Our management does not expect that the adoption of FIN 46 will have a material effect on our company’s financial position or results of operations.

     In June 2003, FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. Our management does not expect that the adoption of SFAS No. 149 will have a material effect on our company’s financial position or results of operations.

     In June 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Our management does not expect that the adoption of SFAS No. 150 will have a material effect on our company’s financial position or results of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following table sets forth certain information concerning our directors, executive officers and supervisors as of June 20, 2003. None of our directors, supervisors or members of our senior management was selected or chosen as a result of our arrangement or understanding with customers, suppliers or others. There is no family relationship between any director, supervisor or executive officer and any other director, supervisor or executive officer of our company.

Name	Age	Shares Owned	Position

Ye Yigan	60	0	Chairman of the Board of Directors
Liu Shaoyong	45	0	Director as of April 29, 2003
Li Fenghau	53	0	Director and President
Wan Mingwu	56	0	Director and Vice President
Cao Jianxiong	44	2,800 A shares	Director
Zhong Xiong	57	2,800 A shares	Director
Chen Quanxin	61	2,800 A shares	Director
Wu Baiwang	60	0	Director
Zhou Ruijin	64	0	Independent Non-executive Director
Gong Haocheng	75	0	Independent Non-executive Director as of April 29, 2003
Hu Honggao	49	0	Independent Non-executive Director
Peter Lok	66	0	Independent Non-executive Director
Xie Rong	50	0	Independent Non-executive Director
Li Wenxin	54	0	Chairman of the Supervisory Committee
Ba Shengji	44	2,800 A Shares	Supervisor
Zhou Rongcai	58	0	Supervisor
Yang Jie	33	0	Supervisor
Liu Jiashun	46	0	Supervisor
Wu Yulin	54	2,800 A Shares	Vice President
Wu Jiuhong	51	0	Vice President
Yang Xu	42	0	Vice President
Fan Ru	53	2,800 A Shares	Chief Pilot
Luo Weide	47	0	Chief Financial Officer
Luo Zhuping	50	2,800 A Shares	Company Secretary

Directors and Executive Officers

     Mr. Ye Yigan is currently the Chairman of our board of directors. Mr. Ye is also the President and the party secretary of CEA Holding. Mr. Ye joined the civil aviation industry in 1965. He became a deputy chief engineer of the aircraft maintenance factory of the CAAC Shanghai Bureau in 1983 and was head of the same factory after 1985. In December 1987, he became a deputy governor of Eastern China Branch of the CAAC. In 1992 he became the president and deputy party secretary of CASC. In June 1996, he became the governor and the party secretary of Eastern China Branch of the CAAC. Mr. Ye graduated from the aircraft instruments maintenance department of China Civil Aviation College in Tianjin. Mr. Ye holds the title of senior engineer.

     Mr. Liu Shaoyong was a director of our company as of April 29, 2003. Mr. Liu joined the civil aviation industry in 1978. From 1993 to 1995, he was deputy fleet leader and fleet leader of the Taiyuan fleet of China General Aviation Corporation. From 1995 to 1997, he was deputy general manager of China General Aviation Corporation and deputy director of the CAAC Shanxi Bureau. From 1997 to 1999, he was general manager of our Shanxi branch. From 1999 to 2000, he was director of the CAAC’s department of flight standards. Mr. Liu graduated from the China Civil Aviation Flight Academy and in 1999, he was a graduate student majoring in international trade at the Tianjin School of Finance and Economics. He holds the title of first class pilot.

     Mr. Li Fenghua is currently a director and the President of our company. Mr. Li joined the civil aviation industry in 1968. Mr. Li served as the deputy director, and subsequently the director, of the 26th Fleet of the Civil Aviation Administration of China from 1987 to 1992. From 1992 to 1996, Mr. Li was the vice president, and then the president, of the Hubei branch of China Southern Airlines (Group). From 1996 to 2000, Mr. Li was the vice president of China Southern Airlines Company Limited and the vice president of the China Southern Airlines (Group). From 2000 to October 2002, Mr. Li served as the party secretary and the vice president of China Southern Airlines Company Limited. Since October 2002, Mr. Li served as the President of our company and the vice president of CEA Holding. Mr. Li graduated from China Civil Aviation Senior Aviation School and holds the title of First Pilot.

     Mr. Wan Mingwu is currently a director and a Vice President of our company. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990, he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992, he was the director of the personnel division of China Northern Airlines. From 1992 to 1995, he was deputy party secretary of China Northern Airlines. From 1995 to 2000, he was party secretary of China Northern Airlines. Since December 2000, he has been the party secretary and Vice President of our company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate.

     Mr. Cao Jianxiong is currently a director of our company. Mr. Cao is also a Vice President of CEA Holding. Mr. Cao joined the civil aviation industry in 1982 and became the general manager of China Eastern Airlines Development Company in 1992. He became the general manager of Eastern Airlines Futures Brokers Company in 1994. At the beginning of 1996, he became an assistant to the general manager of China Eastern Airlines. Form 1997, he became the vice president and the chief financial officer of our company. In December 1999, he became the vice president of EA Group. Mr. Cao graduated from the labor economics department of the Civil Aviation Management Official College and engaged in post graduate studies in the International Finance Department of East China Normal University, majoring in world economics, and obtained a degree of master in economics. Mr. Cao holds the title of economist.

     Mr. Zhong Xiong is currently a director of our company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was assistant manager of Transportation Services Company of the CAAC Shanghai Bureau and was manager of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was a Vice President of China Eastern Airlines. He graduated in 1970 from the English Department of Liaoning Teacher’s College and holds the title of Economist.

     Mr. Chen Quanxin is currently a director and the Chairman of the workers’ union of our company. Mr. Chen joined the civil aviation industry in 1965. From 1983 until 1987, he was deputy manager and, from early 1987 to end of 1987, manager of Transportation Services Company of the CAAC Shanghai Bureau. From the end of 1987 to 1992, Mr. Chen was chief of the China Eastern Airlines administrative office. In 1992, Mr. Chen became chairman of the workers’ union of China Eastern Airlines. Since the end of 1996, he has been chairman of the workers’ union of CEA Holding. In 1997, Mr. Chen became chairman of the workers’ union of our company.

     Mr. Wu Baiwang is currently a director of our company and party secretary of Guangzhou Baiyun Airport. Mr. Wu joined the civil aviation industry in 1959 and was deputy head and subsequently head of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. In September 1995, he became the general manager of China General Aviation. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

     Mr. Zhou Ruijin is currently an independent non-executive director of our company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People’s Daily. From 1988 to 1993, Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From 1994 to 1996, he was deputy editor-in-chief of the People’s Daily, and from 1996 to 2000, he was deputy editor-in-chief and the East China regional director of the People’s Daily, posts from which he is now retired. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

     Mr. Gong Haocheng was an independent non-executive director of our company as of April 29, 2003. He is the Chairman of the supervisory committee of China Guo Tai Securities Co., Ltd., President of the Shanghai Institute of Securities and Futures, and a professor at the Shanghai University of Finance, Shanghai University of Communications and Eastern China College of Law and Politics. From 1984 to 1991, he was assistant branch manager and then branch manager of the Shanghai Branch of the People’s Bank of China, and head of the Shanghai Bureau of the State Administration of Foreign Exchange. Mr. Gong was involved in the establishment of the Bank of Communications, the Shanghai Stock Exchange and the Shanghai Foreign Exchange Swap Center.

     Mr. Hu Honggao is currently an independent non-executive director of our company. He is the vice-chancellor and professor of law at Fu Dan University Law School, and tutor of graduate students majoring in civil law and commercial law at Fu Dan University. He is also a senior counsel of the Shanghai Shen Yang Law Office. Mr. Hu is a member of the Legislative Consultation Committee of the Shanghai Municipal Government, an arbitrator of the Shanghai Arbitration Committee, and a member of the governing bodies of both the Shanghai Law Association and the Shanghai Notary Association. Mr. Hu also serves as the managing director of China Commercial Law Research Society and Vice Chairman of the Shanghai Economic Law Research Society.

     Mr. Peter Lok is currently an independent non-executive director of our company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied administration and management of civil aviation in England from 1968 to 1973. In 1982, he became the assistant director of the Hong Kong Civil Aviation Department. From 1985, during his tenure at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became the deputy director in 1988, and subsequently the director in 1990, of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and is currently a consultant to the Flight Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

     Mr. Xie Rong is currently an independent non-executive director of our company. Mr. Xie is a certified accountant in China. Mr. Xie serves as the deputy director of Shanghai National Accounting Institute since October 2002. From December 1985 to March 1997, Mr. Xie was an assistant professor, and then a professor of accounting and deputy dean of the faculty at Shanghai University of Finance and Economics. From December 1997 to October 2002, Mr. Xie was a partner at KPMG Huazhen. Mr. Xie graduated from Shanghai University of Finance and Economics and received a doctorate degree in Economics.

     Mr. Wu Yulin is a Vice President of our company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to 1988 the head, of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of China Eastern Airlines’ Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines’ Safety Supervision Department from 1995 to 1997, deputy pilot and chief of the Safety Supervision Department of our company from 1997 to 1998 and president and party secretary of the Hebei Branch office of our company from 1998 to 1999. Mr. Wu became Vice President of our company in December 1999. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

     Mr. Wu Jiuhong is a Vice President of our company since April 4, 2002. He joined the civil aviation industry in 1961. From 1971 to 1973, he was a flight engineering student at the Civil Aviation Flight Institute. From 1973 to 1981, he worked in Regiment 18 of the second Civil Aviation General Flight Regiment. From 1981 to 1988, he was the Secretary of the Youth League Committee and Deputy Chief of the political department of Civil Aviation’s Jiangxi provincial branch. From 1988 to 1995, he was the Deputy Secretary of the Communist Party and Secretary of the Discipline Department of our company’s Cabinet Service Division. From 1995 to 1997, he was the Director of our company’s Political Department. From 1997 to April 2002, he served as the Party Secretary and Executive Deputy General Manager of our company’s Jiangxi branch. From April 2002, Mr. Wu serves as the Vice President of our company. Mr. Wu holds a Master’s degree and is a qualified senior political cadre.

     Mr. Yang Xu is a Vice President of our company since April 4, 2002. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president of the Aircraft Repair and Maintenance Department of China Eastern Airlines from 1993 to 1997, the Vice President of the Aircraft Repair and Maintenance Base of our company from 1997 to 1998, and President and deputy party secretary of our Aircraft Repair and Maintenance Department from 1998 to 1999. Mr. Yang became the Chief Engineer of our company in December 1999. Mr. Yang graduated from the Aircraft Production Sector of the Nanjing Aviation School and holds the title of Senior Engineer.

     Mr. Fan Ru is the chief pilot of our company. Mr. Fan joined the civil aviation industry in 1968. Mr. Fan was the deputy head of the 5th Fleet of the CAAC from 1985 to 1988, the deputy head of the China Eastern Airlines Shanghai Fleet from 1988 to 1995, the chief of the Aviation Skills and Management Department of China Eastern Airlines from 1995 to 1997 and the deputy pilot and chief of the Aviation Skills and Management Department of our company from 1997 to 1999. Mr. Fan became the Chief Pilot of our company in December 1999. Mr. Fan graduated from the Chinese Civil Aviation School and holds the title of First Class Pilot.

     Mr. Luo Weide is our company’s chief financial officer. In 1976, Mr. Luo began his military service at the Air Force in Liuan Airport. From 1986 to 1991 he successively served as secretary of the general party branch and deputy bureau director of the Putuo Branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy general manager of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to

2000 he was Vice President of Shanghai Pudong Development (Group) Co., Ltd. and Chairman of the board and General Manager of Pudong Finance Company. Since 2000 he has been the chief accountant of our company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master’s degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

     Mr. Luo Zhuping is our company secretary and the head of the secretariat of our board of directors. Mr. Luo joined the civil aviation industry in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became our company secretary and the head of the secretariat of our board of directors. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively.

Supervisory Committee

     As required by the PRC Company Law and our articles of association, our company has a supervisory committee, or the Supervisory Committee, whose primary duty is the supervision of our senior management, including our board of directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

     Mr. Li Wenxin is currently the Chairman of our company’s Supervisory Committee. Mr. Li joined the civil aviation industry in 1970. From 1995 to 1996, he was a deputy party secretary of China General Aviation Corporation. From 1996 to 1998, he was a deputy general manager of China General Aviation Corporation and, in February 1998, he assumed the post of party secretary and executive deputy general manager of the Shanxi branch of our company. He is currently deputy party secretary and secretary of the disciplinary committee of CEA Holding. Mr. Li is a university graduate.

     Mr. Ba Shengji is currently a supervisor of our company. Mr. Ba joined the civil aviation industry in 1978. In 1980, Mr. Ba became an accountant at the Department of Finance of the CAAC Shanghai Bureau. In 1988, he became the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. Mr. Ba is currently the chief officer of our auditing office. Mr. Ba graduated from the University of Telecommunication and specializes in Corporate Management.

     Mr. Zhou Rongcai is currently a supervisor and vice-chairman of the workers’ union of our company. Mr. Zhou joined the civil industry in 1972. From 1979 to 1987 he was an instructor with the 5th Fleet (3rd Team) of the CAAC. From 1987 to 1992 he was an instructor and a deputy political commissar with the Shanghai Fleet (3rd Team) of China Eastern Airlines. From 1992 to 1996 he was deputy department head of the organization department of China Eastern Airlines and from 1996 to 1997 he was head of the general office of the China Eastern workers’ union. Since 1997 he has been head of the general office and vice-chairman of the workers’ unions of our company and CEA Holding. Mr. Zhou graduated from the Shanghai Air Force Political Academy.

     Ms. Yang Jie is currently a supervisor of our company. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998, she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of our company. From 1998 to 2000, she was Communist Youth League deputy secretary of the aircraft maintenance base of our company. She is currently deputy secretary of our company’s Communist Youth League. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and is a qualified engineer.

     Mr. Liu Jiashun is currently a supervisor of our company. From 1993 to 1999, Mr. Liu was party secretary, deputy general manager and secretary of the disciplinary committee secretary of Aviation Fuel Hainan Company. From 1999 to 2000, he was deputy party secretary of Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

B. Compensation

     The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2002 for services performed as directors, supervisors and officers or employees of our company was approximately RMB512,000. In addition, directors and supervisors who are also officers or employees of our company receive certain other in-kind benefits which are provided to all of our employees. Our company does not have any bonus or profit sharing plan or any stock option plan.

C. Board Practices

     All directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. The supervisors may serve consecutive terms. Two of the supervisors are employee representatives appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our directors, executive officers and supervisors have held their position and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Ye Yigan	June 30, 2001	June 30, 2004

Liu Shaoyong	June 30, 2001	April 29, 2003

Li Fenghua	June 20, 2003	June 20, 2006

Wan Mingwu	June 30, 2001	June 30, 2004

Cao Jianxiong	June 30, 2001	June 30, 2004

Zhong Xiong	June 30, 2001	June 30, 2004

Chen Quanxin	June 30, 2001	June 30, 2004

Wu Baiwang	June 30, 2001	June 30, 2004

Zhou Ruijin	June 30, 2001	June 30, 2004

Gong Haocheng	June 30, 2001	April 29, 2003

Hu Honggao	June 30, 2001	June 30, 2004

Peter Lok	June 30, 2001	June 30, 2004

Xie Rong	June 20, 2003	June 20, 2006

Li Wenxing	June 30, 2001	June 30, 2004

Ba Shengji	June 30, 2001	June 30, 2004

Zhou Rongcai	June 30, 2001	June 30, 2004

Yang Jie	June 30, 2001	June 30, 2004

Liu Jiashun	June 30, 2001	June 30, 2004

Wu Yulin	June 30, 2001	June 30, 2004

Wu Jiuhong	April 4, 2002	April 4, 2005

Yang Xu	April 4, 2002	April 4, 2005

Fan Ru	June 30, 2001	June 30, 2004

Luo Weide	June 30, 2001	June 30, 2004

Luo Zhuping	June 30, 2001	June 30, 2004

     None of our directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our company to pay any benefits as a result of termination of their services.

     Our board of directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. The audit committee currently consists of Mr. Cao Jianxiong, a representative of CEA Holding, and Mr. Hu Honggao, an independent non-executive director of our company. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our company is also directly responsible for the appointment, compensation, retention and oversight of our outside auditors, including resolving disagreements between management and the auditor regarding financial reporting. The outside auditors report directly to the audit committee. The audit committee holds at least two meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. Our company provides appropriate funding, as determined by the audit committee, for payment of compensation to the outside auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

     Our investment committee, established by our board of directors in August 1999, consists of Mr. Wu Baiwang, Mr. Zhong Xiong and Mr. Cao Jianxiong. The investment committee is authorized to review our annual and long-term investment plans and individual investments and report to our board of directors. It is also responsible for the review and supervision of the implementation of our investment plans.

D.     Employees

     Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our company does not have any bonus or profit sharing plan or any stock option plan. See Notes 29 and 30 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2000, 2001 and 2002, respectively:

	As of December 31,

	2000	2001	2002

Pilots	1,200	1,200	1,400
Flight attendants	1,600	1,600	1,600
Maintenance personal	3,800	2,500	2,900
Sales and marketing	5,000	1,600	1,700
Other	1,400	6,600	8,100
Total	13,000	13,500	15,700

E. Share Ownership

     See Item 6.A and Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

     The following table sets forth certain information regarding ownership of our capital stock as of May 31, 2003 by (1) all persons who are known to us to be the beneficial owners of 5% or more of our capital stock and (2) the total amount of capital stock owned by our officers and directors as a group.

		Amount	Percent of Ordinary
Title of Class	Identity of Person or Group	Owned	Shares

			(%)
Domestic Shares	CEA Holding	3,000,000,000	61.64
H Shares	HKSCC Nominees Limited(1)	1,457,657,999	29.95
Domestic Shares	Officers and Directors	19,600	0.0004

(1)	As custodian of Depositary for American Depositary Shares representing H Shares.

     CEA Holding has held 61.64% of our issued and outstanding capital stock since it establishment in October 2002, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of May 31, 2003, a total of 1,566,950,000 H shares were outstanding, none of which were held by U.S. holders of record, and a total of 741,880 ADSs, representing the equivalent of 74,188,000 H shares, were outstanding, of which 730,930 ADSs were held by approximately 75 U.S. holders of record.

     Our company is currently a majority owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of the CAAC. The CAAC has no direct shareholding or equity interest in our company or CEA Holding. CEA Holding’s shareholding in our company is in the form of ordinary domestic shares, through which it, under the supervision of the CAAC, enjoys the rights and benefits on behalf of the Chinese government.

B. Related Party Transactions

Relationship with the CAAC and its Affiliates

     We have from time to time conducted transactions, as described below, with the CAAC and its affiliates and may continue to do so.

(i) We pay take-off and landing fees to airports in China. For the years ended December 31, 2000, 2001 and 2002, we paid take-off and landing fees in China of approximately RMB791 million, RMB937 million and RMB982 million, respectively.

(ii) We purchase aircraft fuel from CAOSC. For the years ended December 31, 2000, 2001 and 2002, we paid CAOSC approximately RMB1,458 million, RMB1,739 million and RMB1,616 million, respectively, in connection with purchases of the aviation fuel.

(iii) We pay commissions to the CAAC and other Chinese airlines with respect to our air tickets sold by the CAAC’s sales offices and such airlines. For the years ended December 31, 2000, 2001 and 2002, we paid commissions of approximately RMB105 million, RMB52 million and RMB48 million, respectively.

(iv) We receive commission income from other Chinese airlines in connection with their air tickets sold by us. For the years ended December 31, 2000, 2001 and 2002, we received commission income of approximately RMB17 million, RMB10 million and RMB6.5 million, respectively.

(v) We incur interest expenses on loans and advances payable to the CAAC. For the years ended December 31, 2000, 2001 and 2002, there were no loans or advances payable by us to the CAAC.

(vi) We purchased aircraft, flight equipment and flight equipment spare parts through CASC. The total amounts of these payments were approximately RMB2 million and RMB370 million in 2000 and 2001, respectively, inclusive of handling charges of 0.1% to 2%. We did not purchase any aircraft, flight equipment, flight equipment spare parts or other products through CASC in 2002.

(vii) We pay domestic aviation infrastructure levies collected on behalf of the CAAC, which are calculated based on our annual gross traffic revenue. The total amounts of these levies were approximately RMB374 million, RMB370 million and RMB431 million in 2000, 2001 and 2002, respectively.

     We have certain balances with the CAAC, which represent amounts due to and/or from these entities. These amounts are unsecured, interest-free and have no fixed terms of repayment. See Note 34 to our audited consolidated financial statements.

Relationship With CEA Holding and Associated Companies

     We enter into transactions from time to time with CEA Holding and other related parties.

     (A)  Demerger Agreement

     EA Group and our company entered into a demerger agreement on April 14, 1995, or the Demerger Agreement, for the purpose of defining and allocating the assets and liabilities between EA Group and our company. To give effect to the intent and provisions of the Demerger Agreement, EA Group and our company have entered into a Supplemental Agreement to the Demerger Agreement, dated December 5, 1996, whereby the parties agreed to indemnify each other in respect of all claims arising from or in respect of the assets and liabilities which they have respectively assumed pursuant to the restructuring and by reference to the division of assets and liabilities determined as of January 1, 1994. After the establishment of CEA Holding, CEA Holding has assumed the rights and liabilities of EA Group under the Demerger Agreement.

     (B)  Related Business Transactions

     As our company and EA Group and its subsidiaries were a single group prior to the restructuring, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Each of these agreements is non-exclusive, although we do not currently intend to enter into any equivalent contracts with third parties.

(i) Eastern Aviation Import and Export Company, or EAIEC, a 55% owned subsidiary of CEA Holding.

     Our company and EAIEC have extended our agreement dated January 7, 1997 regarding the import and export of aircraft-related accessories, machinery and equipment for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to EAIEC for the import and export of aircraft-related accessories, machinery and equipment were approximately RMB1,157 million, RMB1,137 million and RMB3,435 million, respectively, inclusive of handling charges of 0.1% to 2% above the contract prices paid to EAIEC.

     We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed terms of repayment. See Note 34 to our audited consolidated financial statements for more details.

(ii) Eastern Aviation Advertising Service Company, or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

     Our company and Eastern Advertising have extended our agreement dated December 30, 1996 regarding the provision of advertising services for a term of ten years commencing from June 30, 1999. For the years ended December 2000, 2001 and 2002, the amounts paid by us to Eastern Advertising for advertising services were approximately RMB17 million, RMB7 million and RMB 4.8 million, respectively.

(iii) Shanghai Eastern Air Catering Co. Ltd., or Eastern Catering, a 60% subsidiary of CEA Holding. The remaining 40% is owned by Hong Kong Shanghai Air Catering Co. Ltd., an independent third party.

     Our company and Eastern Catering have extended our agreement dated December 30, 1996 regarding the sale and purchase of in-flight meals for flights originating in Shanghai for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to Eastern Catering for the supply of in-flight meals were approximately RMB97 million, RMB101 million and RMB117 million, respectively.

(iv) Eastern Air Group Finance Co. Ltd., or Eastern Finance, which is 75% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

     Our company has extended our agreement with Eastern Finance dated January 8, 1997 regarding the provision of banking and other financial services such as credit facilities, financial guarantees and credit references for a term of ten years commencing from June 30, 1999. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. We had short-term deposits placed with Eastern Finance as of December 31, 2000, 2001 and 2002 amounting to RMB188,302,000, RMB281,362,000 and RMB94,502,000, respectively, which paid interest at the rates of 1.04% per annum, 0.99% per annum and 0.72 per annum, respectively.

     Under this agreement, it has been agreed that (a) all funds that we deposit with Eastern Finance will be deposited by Eastern Finance with the Bank of Industry and Commerce, Bank of Communications, Bank of Agriculture, China Construction Bank or other banks of superior creditworthiness and (b) Eastern Finance will not at any time have outstanding loans to other subsidiaries in the CEA Holding in excess of the amount representing the aggregate of (i) deposits received from entities other than us, (ii) Eastern Finance’s shareholders’ equity and (iii) capital reserves.

(v) Shanghai Eastern General Corporation, or Eastern General, a wholly-owned subsidiary of CEA Holding.

     Our company and Eastern General have extended our agreement dated December 31, 1996 regarding the provision of in-flight hygiene and cleaning services for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to Eastern General for in-flight hygiene and cleaning services were approximately RMB14,392,000, RMB15,318,000 and RMB1,683,000, respectively.

(vi) Shanghai Eastern Air Industrial Corporation, or Eastern Industrial, a wholly-owned subsidiary of CEA Holding.

     Our company and Eastern Industrial have extended our agreement dated December 30, 1996 regarding the provision of maintenance services, cabin supplies and food and beverage supplies for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to Eastern Industrial for such services were approximately RMB33,663,000, RMB35,050,000 and RMB48,948,000, respectively.

(vii) TravelSky, which is 33.3% owned by CEA Holding.

     We pay ticket reservation service charges to TravelSky, which is 33.3% owned by CEA Holding, in connection with our use of its computer reservation system. For the years ended December 31, 2000, 2001 and 2002, we paid ticket reservation service charges to TravelSky of approximately RMB56 million, RMB56 million and RMB73 million, respectively.

(viii) Qilu Eastern Air Catering Co. Limited, or Qilu, a 65% subsidiary of CEA Holding.

     Our company and Qilu have extended our agreement dated December 31, 1996 regarding the sale and purchase of in-flight meals and beverages for flights originating in Shandong province for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to Qilu for the purchase of beverages were approximately RMB 4,982,000, RMB6,426,000 and RMB8,824,000, respectively.

(ix) Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly-owned subsidiary of CEA Holding.

     Our company and SEAEMC have extended our agreement dated December 31, 1996 regarding the sale and purchase of aviation equipment for a term of ten years commencing from June 30, 1999. SEAEMC was established in 1996. SEAEMC’s predecessor was Shanghai Civil Aviation Maintenance and Engineering Company. For the years ended December 31, 2000, 2001 and 2002, the amounts paid by us to SEAEMC for the sale and purchase of aviation equipment were approximately RMB21,010,000, RMB6,434,000 and RMB8,394,000, respectively.

(x) Ticket Sales

     We have entered into arrangements for the sale of our air tickets with several subsidiaries of CEA Holding. In accordance with the industry practice, we have not previously entered into any agreement with such companies in relation to the provision of such agency services. The agents charge a commission at a rate prescribed by the CAAC and the International Aviation Transportation Association, as applicable, for each of our air ticket sold, that is, 3% for domestic tickets and 9% for international tickets. In addition to these agents, we have other air ticket sales agents in China who charge the same amount of commission. These agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission as in our case. For the years ended December 31, 2000, 2001 and 2002, the aggregate amounts of our ticket sales conducted through these agents were approximately RMB1,366 million, RMB1,499 million and RMB1,652 million, respectively.

     (C)  Leases

     Our company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises situated at 2550 Hong Qiao Road, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group’s rights and liabilities under those lease agreements after its establishment.

C. Interests of Experts & Counsel

     Not applicable.

Item 8. Financial Information

A. Financial Statements

     You should read “Item 18-Financial Statements” for information regarding our consolidated financial statements and other financial information.

B. Legal Proceedings

     We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. We are not aware of any material proceedings currently pending against our company.

C. Dividends and Dividend Policy

     In connection with the restructuring in anticipation of our initial public offering, we made distributions to the CEA Holding in respect of the year ended December 31, 1995 in the aggregate amount of RMB252 million. After our initial public offering, we did not declare or pay any other dividends until 2000. With respect to the fiscal year ended December 31, 2000, our shareholders’ meeting approved the payment of a cash dividend of RMB0.02 per share (including taxes). With respect to the fiscal year ended December 31, 2001, our shareholders’ meeting approved the payment of a cash dividend of RMB0.02 per share (including tax). For the fiscal year ended December 31, 2002, our board of directors recommended no dividend. The declaration and payment of dividends for years following 2002 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our directors may deem relevant. Our H shares shareholders will receive the equivalent amount of cash dividend declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

D. Significant Post Financial Statements Events

     In January 2003, we entered into an agreement with Eastern Jiangsu to dispose three Airbus 320-200 aircraft to Eastern Jiangsu, for a total consideration of RMB998,285,000.

     Starting from December 2002, our operations on the Hong Kong regional route and other international and domestic routes have been significantly affected by the outbreak of SARS in Hong Kong and other major cities in China, which may adversely affect our financial results for future periods. See also "Item 3. Key Information — Risk Factors — Adverse Impact of recent unusual events'' and "Item 5. Operating and Financial Review and Prospects''.

Item 9. The Offer and Listing

     The principal trading market for our H shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H shares, have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol “CEA”. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H shares or ADSs.

     The table below sets forth certain market information relating to our H shares and ADSs in respect of the period from February 4, 1997 to May 30, 2002.

	Price per H Share		Price per ADS
	(HK$)		(US$)

	High	Low	High	Low
1998	1.26	0.31	16.38	4.00
1999	1.21	0.39	15.44	5.00
2000	1.62	0.68	20.00	8.50
First Quarter 2001	1.35	1.02	17.00	12.49
Second Quarter 2001	1.41	0.97	17.75	12.40
Third Quarter 2001	1.24	0.66	16.10	8.75
Fourth Quarter 2001	1.05	0.81	13.60	9.90
2001	1.41	0.66	17.75	8.75
First Quarter 2002	1.18	0.98	14.53	12.50
Second Quarter 2002	1.40	1.20	17.66	13.50
Third Quarter 2002	1.48	1.02	18.50	13.05
Fourth Quarter 2002	1.08	0.80	13.60	11.00
2002	1.48	0.80	18.50	11.00
December 2002	1.08	0.95	13.60	12.91
First Quarter 2003	1.15	0.88	14.37	11.60
January 2003	1.15	0.98	14.37	12.75
February 2003	1.12	1.02	14.05	13.50
March 2003	1.04	0.88	13.95	11.60
April 2003	0.93	0.74	12.35	9.60
May 2003	1.02	0.79	12.82	10.05

     As of May 31, 2003, a total of 1,566,950,000 H shares were outstanding, none of which were held by U.S. holders of record, and a total of 741,880 ADSs, representing the equivalent of 74,188,000 H shares, were outstanding, of which 730,930 ADSs were held by approximately 75 U.S. holders of record. A total of 3,300,000,000 domestic shares were also outstanding as of May 31, 2003. As domestic shares can only be held by Chinese domestic investors, there were no non-Chinese holders of record.

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     The section entitled “Description of Capital Stock” contained in our registration statement on Form F-1 (File No. 333-6260) filed with the Securities and Exchange Commission is hereby incorporated by reference.

C. Material Contracts

     For a summary of any material contract entered into by our company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. In addition, we also entered into an aircraft purchase agreement with Airbus, as the seller, and EAIEC, as the import agent, on March 26, 2002, which was filed as an exhibit to our 20-F annual report for the year ended December 31, 2001.

D. Exchange Controls

     Renminbi currently is not a freely convertible currency. SAFE, under the authority of PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by SAFE. Renminbi could also be converted at swap centers open to Chinese enterprises and foreign invested enterprises, or FIEs, subject to SAFE approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the Chinese government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System, or CFETS, and the phasing out of the swap centers. Effective December 1, 1998, the swap centers were abolished by the Chinese government.

     In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange received by such enterprises must be sold to authorized foreign exchange banks in China. We currently retain a portion of our foreign exchange revenue with certain foreign exchange banks. The amounts retained are within limits determined annually by SAFE based upon our expected payment obligations in foreign currencies. Any of our foreign currency revenue that is in excess of such limits is sold to designated foreign exchange banks in China at exchange rates announced by PBOC. In order to satisfy foreign currency requirements in excess of amounts retained, we must, subject to applicable regulations, purchase such foreign currency from such designated banks. In the event such purchases are not permitted or are limited, we will not be able to acquire foreign currencies to satisfy such requirements.

     The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the CFETS market. As of December 31, 2002, the majority of our capital leases and aircraft operating leases are denominated in U.S. dollars, Japanese yen or Euro. Certain of our other expenses are denominated in currencies other than Renminbi. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and Renminbi has appreciated slightly against the U.S. dollars. However, we cannot assure you that such rate will not become volatile again or that there will be no further devaluation of Renminbi. Because we are not able to hedge effectively against Renminbi devaluations other than by retaining our foreign exchange earnings to the extent permitted by SAFE, any future movements in Renminbi may have an adverse effect on our results of operations. Our results of operations may also be affected by changes in the value of currencies other than Renminbi, depending upon the currencies in which our earnings and obligations are denominated.

E. Taxation

     The taxation of income and capital gains of holders of H shares or ADSs is subject to the laws and practices of China and of jurisdictions in which holders of H shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the H shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the H shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

Taxation — Hong Kong

     The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares and ADSs. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.

     Tax on Dividends

     Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends received by the recipient.

     Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and at the rate of 15.5% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

     Stamp Duty

     Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

     Estate Duty

     The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner’s residence, citizenship or domicile). Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

Taxation — China

     The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of the H Shares and ADSs. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs, and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of China as in effect on the date of this annual report, as well as on the U.S.-China Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

     In general, and taking into account the earlier assumptions, for Chinese tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the H Shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to Chinese tax.

     Taxation of Dividends by China

     Individual Investors. The Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, provide that dividends from Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, the Chinese State Tax Bureau issued, on July 21, 1993, a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which provides that dividends from a Chinese company on shares listed on an overseas stock exchange, or Overseas Shares, such as H Shares (including H Shares represented by ADSs), would not be subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares.

     Amendments to the individual Income Tax Law of the PRC, or the Amendments, were promulgated on October 31, 1993 and became effective on January 1, 1994. The Amendments provide that any provisions of prior administrative regulations concerning individual income tax which contradict the Amendments are superseded by the Amendments. The Amendments and the amended Individual Income Tax Law can be interpreted to mean that foreign individuals are subject to a withholding tax on dividends received from a Chinese company at a rate of 20% unless such income is specifically exempted from individual income tax by the financial authority of the State Council. However, in a letter dated July 26, 1994 to the State Commission for Restructuring the Economic System, the State Securities Commission and the China Securities Regulatory Commission, the State Tax Bureau confirmed the temporary tax exemption set forth in the Tax Notice for dividends received from a Chinese company listed overseas. In the event this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments, and the Individual Income Tax law of China. Such withholding tax may be reduced pursuant to an applicable double taxation treaty.

     Enterprises. The Provisional Regulations provide that dividends from Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, according to the Tax

Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid on a Chinese company’s Overseas Shares temporarily will not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

     Tax Treaties. Non-Chinese investors resident in countries which have entered into double-taxation treaties with China may be entitled to a reduction of the withholding tax imposed on the payment of dividends to non-Chinese investors of our company. China currently has double-taxation treaties with a number of other countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

     Under the U.S.-China Treaty, China may tax a dividend paid by our company to a U.S. holder of H shares or ADSs only up to a maximum of 10% of the gross amount of such dividend.

     Taxation of Capital Gains by China

     The Tax Notice provides that gains realized upon the sale of Overseas Shares are not subject to taxes on capital gains. Although the Ministry of Finance has been empowered to collect a tax of 20% on gains derived from the sale of equity shares, a joint notice issued in March 1996 by the Ministry of Finance and the State Tax Bureau indicated that no capital gains tax would be imposed on gains from the sale of shares until the Ministry of Finance and the State Tax Bureau promulgate new rules. Therefore, during 1996 to 2001, holders of H Shares or ADSs were not subject to taxation on gains realized upon the sale or disposition of such shares. After 2001, holders of H Shares or ADSs could become subject to a 20% capital gains tax, unless reduced or eliminated pursuant to an applicable double taxation treaty.

     Under the U.S.-China Treaty, China may only tax gains from the sale or disposition by a U.S. holder of H shares or ADSs representing an interest in the company of 25% or more.

     Chinese Stamp Tax

     Chinese stamp tax imposed on the transfer of shares of Chinese publicly traded companies under the Share System Tax Regulations should not apply to the acquisition or disposition by non-Chinese investors of H Shares or ADSs outside of China by virtue of the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which provides that Chinese stamp tax is imposed only on documents executed or received within China or that should be considered as having been executed or received within China.

United States Federal Income Taxation.

     United States Federal Income Taxation

     This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

     a bank;

     a dealer in securities or currencies;

a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     a tax-exempt organization;

     an insurance company;

     a person liable for alternative minimum tax;

     a person that actually or constructively owns 10% or more of our voting stock;

     a person that holds H shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

     a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

     a citizen or resident of the United States;

     a domestic corporation;

     an estate whose income is subject to United States federal income tax regardless of its source; or

     a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of H shares and ADSs in your particular circumstances.

     This discussion addresses only United States federal income taxation.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

     Taxation of Dividends

     Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. Under the provisions of the Jobs and Growth Tax Relief Reconciliation

Act of 2003, or JAGTRRA, dividends of qualified foreign corporations are subject to tax at preferential rates and special rules will apply in determining the foreign tax credit limitation with respect to such dividends. We urge you to consult your tax advisors with respect to the provisions of JAGTRRA. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the exchange rate between Hong Kong dollars and U.S. dollars on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

     Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You should consult with your own tax advisor concerning the application of the U.S. foreign tax credit rules to your particular situation.

     Taxation of Capital Gains

     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

     PFIC Rules

     We believe that we should not be treated as a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your H shares or ADSs:

     at least 75% of our gross income for the taxable year is passive income; or

     at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business annuities), and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

     any gain you realize on the sale or other disposition of your H shares or ADSs; and

     any excess distribution that we make to you. Generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the H shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the H shares or ADSs.

     Under these rules:

     the gain or excess distribution will be allocated ratably over your holding period for the H shares or ADSs;

     the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

     the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

     the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own H shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to- market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your H shares or ADSs at the end of the taxable year over your adjusted basis in your H shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your H shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the H shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your H shares or ADSs will be taxed as ordinary income.

     If you own H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

     The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

     The interest rates of our loans are fixed and therefore the risk of fluctuation of interest rates is not significant. However, the fluctuation of the interest rates would affect the estimated fair value of our long-term and other loans as of December 31, 2002. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2002 are set forth as follows:

RMB'000
Carrying amounts	5,444,640
Estimated fair value(1)	4,889,491
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	113,248
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	118,497

Foreign Currency Exchange Rate Risk

     Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in US dollars, Japanese yen or Euro. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We previously have entered into various short-term hedging arrangements, for periods of under three months, with Chinese banks for the exchange of Japanese

(1)	The fair value of our long-term loans is estimated by applying a discounted cash flow approach using current market interest rates for similar debt. The estimated fair value is not materially different from the carrying amount. The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and amounts due to related companies and holding company, trade payables, other payables, obligations under finance leases and short-term loans are not materially different from their carrying amounts.

yen into U.S. dollars in order to hedge against the devaluation of Japanese yen. In 2001, we entered into certain long-term hedging transactions, for periods of four to five years, for the exchange of Japanese yen into U.S. dollars.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. China adopts a floating rate exchange system with control. The exchange rate between Renminbi and US dollars had been comparatively stable in the past. However, the exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. This is the major reason for the significant exchange loss recognized by our company for the year ended December 31, 2002. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2002 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
Decrease/increase by
RMB'000
US dollar appreciates/ (depreciates) by 1%	38,736
Japanese yen appreciates/ (depreciates) by 1%	6,418
Euro appreciates/ (depreciates) by 1%	805

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

     None.

Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

     Our President and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) within 90 days prior to the filing of this annual report. They have concluded that, as of the date of evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries, particularly during the period in which this annual report was being prepared.

(b) Changes in Internal Controls

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

Item 16A. Audit Committee Financial Expert.

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

PART III

Item 17. Financial Statements.

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

     Reference is made to pages F-1 to F-54.

Item 19. Exhibits.

     None.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Ye Yigan Name: Ye Yigan Title: Chairman of the Board of Directors

Date: June 26, 2003

CEO CERTIFICATION

I, Li Fenghua, certify that:

1.	I have reviewed this annual report on Form 20-F of China Eastern Airlines Corporation Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003	/s/ Li Fenghua Li Fenghua President

CFO CERTIFICATION

I, Luo Weide, certify that:

1.	I have reviewed this annual report on Form 20-F of China Eastern Airlines Corporation Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

d)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

e)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003	/s/ Luo Weide Luo Weide Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated balance sheets of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in owner’s equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations, changes in owner’s equity and their cash flows for each of the three years ended December 31, 2002, in conformity with International Financial Reporting Standards.

As discussed in Note 2(l), the Company changed the manner in which it accounts for land use rights which were revalued as part of the Company’s restructuring in 1996.

International Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net income for each of the three years ended December 31, 2002 and the determination of consolidated owner’s equity as of December 31, 2001 and 2002, to the extent summarized in Note 39 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
April 7, 2003, except for Note 9, as to which the date is April 29, 2003

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands except for per share data)

			Year Ended December 31,

	Note		2000	2001	2002	2002
			RMB	RMB	RMB	US$
Traffic revenues
Passenger			8,644,260	9,586,941	10,037,830	1,212,298
Cargo and mail			2,124,228	2,091,669	2,444,667	295,250
Other operating revenues			451,575	474,198	596,492	72,040

Turnover	3 & 33		11,220,063	12,152,808	13,078,989	1,579,588
Other operating income	4		223,105	127,608	226,373	27,340
Operating expenses
Wages, salaries and benefits	5		(797,594)	(772,896)	(1,035,853)	(125,103)
Take-off and landing charges			(1,572,216)	(1,702,899)	(1,987,835)	(240,077)
Aircraft fuel			(2,327,388)	(2,613,187)	(2,563,701)	(309,626)
Food and beverages			(498,640)	(567,168)	(605,894)	(73,176)
Aircraft depreciation and operating leases			(2,167,539)	(2,403,752)	(2,455,403)	(296,546)
Other depreciation and operating leases			(320,792)	(358,120)	(400,291)	(48,344)
Aircraft maintenance			(820,405)	(966,750)	(1,077,764)	(130,165)
Commissions			(645,482)	(487,009)	(379,674)	(45,854)
Office and administration			(724,046)	(849,217)	(1,044,113)	(126,101)
Revaluation deficit of fixed assets	13	(a)	—	—	(171,753)	(20,743)
Other			(570,107)	(562,319)	(519,614)	(62,755)

Total operating expenses			(10,444,209)	(11,283,317)	(12,241,895)	(1,478,490)

Operating profit			998,959	997,099	1,063,467	128,438
Finance costs, net	6		(814,486)	(814,375)	(731,389)	(88,332)
Exchange gain/(loss), net			119,935	126,313	(37,518)	(4,531)
Share of results of associates before tax	16		—	4,546	(31,666)	(3,824)

Profit before taxation			304,408	313,583	262,894	31,751
Taxation	7	(a)	(99,637)	261,454	(54,438)	(6,575)

Profit after taxation			204,771	575,037	208,456	25,176
Minority interests	28		(29,242)	(33,324)	(122,087)	(14,745)

Profit attributable to shareholders			175,529	541,713	86,369	10,431

Basic earnings per share	8		RMB0.036	RMB0.111	RMB0.018	US$0.002

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002
(Amounts in thousands)

		December 31,

		As restated
		(Note 2(l))
	Note	2001	2002	2002
		RMB	RMB	US$
ASSETS
Current assets
Flight equipment spare parts less allowance for obsolescence (2001: RMB314,174; 2002: RMB347,198)		464,833	556,376	67,195
Trade receivables less allowance for doubtful accounts (2001: RMB59,828; 2002: RMB69,141)	10	785,834	965,226	116,573
Prepayments and other receivables	11	778,055	815,049	98,436
Short-term investments	12	—	290,000	35,024
Short-term deposits with an associate	34(a)(ii)	281,362	94,502	11,413
Cash and bank balances		1,099,630	1,889,647	228,218

Total current assets		3,409,714	4,610,800	556,859
Fixed assets	13	20,222,680	20,465,950	2,471,733
Construction in progress	14	347,406	413,812	49,978
Lease prepayments	15	856,816	867,368	104,755
Investments in associates	16	109,527	331,570	40,045
Goodwill and negative goodwill	17	42,909	40,707	4,917
Advances on aircraft and flight equipment		1,141,576	3,227,720	389,821
Other long-term receivables and investments	18	1,985,554	2,223,768	268,571
Deferred tax assets	7(d)	489,375	569,997	68,840
Derivative assets	36	5,396	9,891	1,195

Total assets		28,610,953	32,761,583	3,956,714

LIABILITIES AND EQUITY
Current liabilities
Trade payables	19	48,117	64,523	7,793
Sales in advance of carriage		645,626	700,714	84,627
Other payables and accrued expenses	20	2,287,380	2,791,033	337,081
Current portion of obligations under finance leases	22	1,935,672	2,247,059	271,384
Current portion of long-term bank loans	23	361,236	1,261,902	152,404
Notes payable		—	411,250	49,668
Tax payable		6,949	44,560	5,382
Short-term bank loans	24	1,287,642	4,526,509	546,680

Total current liabilities		6,572,622	12,047,550	1,455,019
Obligations under finance leases	22	7,935,679	5,936,907	717,018
Long-term bank loans	23	4,939,331	5,232,729	631,972
Deferred tax liabilities	7(d)	724,216	802,822	96,959
Accrued aircraft overhaul expenses	21	193,003	243,684	29,430
Long-term portion of other payable	27	161,448	142,250	17,180
Post-retirement benefit obligations	29(b)	507,141	528,924	63,880
Derivative liabilities	36	—	43,097	5,205

Total liabilities		21,033,440	24,977,963	3,016,663
Minority interests	28	257,205	404,517	48,855
Commitments and contingent liabilities	32	—	—	—
Owner’s equity		7,320,308	7,379,103	891,196

Total liabilities and owner’s equity		28,610,953	32,761,583	3,956,714

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands)

	Year Ended December 31,

	2000	2001	2002	2002
	RMB	RMB	RMB	US$
Cash flows from operating activities
Profit attributable to shareholders	175,529	541,713	86,369	10,431

Adjustments to reconcile profit attributable to shareholders to net cash from operating activities:
Depreciation of fixed assets	1,619,085	1,719,777	1,710,811	206,620
Gains on disposals of aircraft and flight equipment	(112,076)	(1,866)	(115,904)	(13,998)
Loss on disposals of other fixed assets	6,130	10,643	27,129	3,276
Amortization of lease prepayments	17,243	26,615	20,128	2,431
Amortization of bond discount	(34,578)	(37,355)	(40,358)	(4,874)
Amortization of value added tax	15,831	15,832	16,017	1,934
Write back of provision for post-retirement benefits upon curtailment of medical benefits	—	(95,975)	—	—
Provision for post-retirement benefits	110,059	78,953	23,614	2,852
Amortization of goodwill and negative goodwill	5,655	3,641	2,202	266
Revaluation deficit of fixed assets	—	—	171,753	20,743
Foreign exchange (gains)/losses	(145,808)	(122,614)	52,207	6,305
Share of results of associates after tax	—	(3,163)	32,613	3,939
Minority interests	29,242	33,324	122,087	14,745
Provision for sale of staff quarters	76,000	—	—	—
Movements in:
Flight equipment spare parts	45,783	(65,786)	(91,543)	(11,056)
Trade receivables	(180,360)	519,734	(179,392)	(21,666)
Prepayments and other receivables	172,574	(1,060)	(176,609)	(21,330)
Trade payables	2,561	(83,784)	16,406	1,981
Sales in advance of carriage	159,954	(90,927)	55,088	6,653
Other payables and accrued expenses	(16,899)	328,607	346,336	41,828
Interest accrued on a long-term payable	—	6,693	10,802	1,305
Tax payable	(4,011)	14,810	37,611	4,542
Deferred taxation	76,729	(267,754)	(17,570)	(2,122)
Long-term portion of accrued aircraft overhaul expenses	111,017	(31,302)	50,681	6,121

	1,954,131	1,957,043	2,074,109	250,495

Net cash from operating activities	2,129,660	2,498,756	2,160,478	260,926

Supplemental disclosure of cash flow information is set out in note 31.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands)

			Year Ended December 31,

			2000	2001	2002	2002
	Note		RMB	RMB	RMB	US$
Cash flows from investing activities:
Additions of aircraft and flight equipment			(236,642)	(1,024,205)	(1,004,136)	(121,272)
Installment payment for acquisition of a passenger carriage business			—	(30,000)	(30,000)	(3,623)
Cash acquired from a passenger carriage business			—	54,008	—	—
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment			325,844	73,358	149,818	18,094
Additions of buildings, other fixed assets and equipment			(173,923)	(229,703)	(206,595)	(24,951)
Additions of construction in progress			(540,278)	(370,647)	(287,179)	(34,683)
Additions of lease prepayments			(277,926)	(64,673)	(30,680)	(3,705)
Investments in associates			—	(106,364)	(254,656)	(30,756)
Advances on aircraft and flight equipment			(630,241)	(991,800)	(2,599,610)	(313,963)
Repayments of advances on aircraft and flight equipment			275,759	61,514	20,722	2,503
Decrease/(increase) in long-term bank deposits			128,425	74,358	(20,992)	(2,535)
Purchase of short-term investments			—	—	(290,000)	(35,024)
Net (increase)/decrease in short-term deposits with original maturities over three months			(42,936)	(228)	10,388	1,255
Repayment of loan to ultimate holding company			15,617	—	—	—

Net cash used in investing activities			(1,156,301)	(2,554,382)	(4,542,920)	(548,660)

Cash flows from financing activities:
Repayment of amount due to ultimate holding company			—	(15,598)	—	—
Short-term bank loans			1,250,000	2,037,642	6,349,141	766,804
Repayments of short-term bank loans			(1,065,586)	(1,350,000)	(3,110,274)	(375,637)
Long-term bank loans			1,100,000	1,305,643	2,855,152	344,825
Repayments of long-term bank loans			(1,001,486)	(824,284)	(1,661,088)	(200,614)
Principal repayments of finance lease obligations			(1,152,459)	(1,157,179)	(1,958,143)	(236,491)
Receipts of amounts due under subleases			195,901	84,246	—	—
Loans from an associate			340,000	50,000	15,000	1,812
Repayments of loans from an associate			(530,000)	(50,000)	(15,000)	(1,812)
Increase in notes payable			—	—	411,250	49,668
Dividend paid			—	(97,339)	(97,339)	(11,756)
Advances from minority shareholders			17,900	—	167,730	20,257

Net cash (used in)/from financing activities			(845,730)	(16,869)	2,956,429	357,056

Net increase/(decrease) in cash and cash equivalents			127,629	(72,495)	573,987	69,322
Cash and cash equivalents at January 1			1,315,172	1,422,891	1,330,980	160,746
Exchange adjustment			(19,910)	(19,416)	39,558	4,778

Cash and cash equivalents at December 31	31	(a)	1,422,891	1,330,980	1,944,525	234,846

Supplemental disclosure of cash flow information is set out in note 31.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands)

	Share capital	Other reserves	Retained
	(note 25)	(note 26)	profits	Total

In RMB
Balance at January 1, 2000
As previously reported	4,866,950	1,201,143	945,402	7,013,495
Adjustment for land use rights (note 2(l))	—	(318,486)	—	(318,486)

As adjusted	4,866,950	882,657	945,402	6,695,009
Consolidated profit attributable to shareholders	—	—	175,529	175,529
Transfer from retained profits to reserves	—	22,084	(22,084)	—

Balance at December 31, 2000	4,866,950	904,741	1,098,847	6,870,538

Balance at January 1, 2001
As previously reported	4,866,950	1,223,227	1,098,847	7,189,024
Adjustment for land use rights (note 2(l))	—	(318,486)	—	(318,486)

As adjusted	4,866,950	904,741	1,098,847	6,870,538
Net gains/(losses) not recognized in the income statement
Unrealized gain on cash flow hedges (note 36)	—	5,396	—	5,396
Dividends relating to 2000 (note 9)	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	541,713	541,713
Transfer from retained profits to other reserves	—	3,362	(3,362)	—

Balance at December 31, 2001	4,866,950	913,499	1,539,859	7,320,308

Balance at January 1, 2002	4,866,950	913,499	1,539,859	7,320,308
Net gains/(losses) not recognized in the income statement
Revaluation surplus of fixed assets, net of tax	—	418,006	—	418,006
Revaluation surplus shared by minority shareholders (note 28)	—	(12,981)	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets, net of tax	—	(301,639)	—	(301,639)
Unrealized losses on cash flow hedges (note 36)	—	(33,621)	—	(33,621)

	—	69,765	—	69,765
Dividends relating to 2001 (note 9)	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	86,369	86,369
Transfer from retained profits to other reserves	—	21,391	(21,391)	—

Balance at December 31, 2002	4,866,950	1,004,655	1,507,498	7,379,103

In US$
Balance at December 31, 2002	587,796	121,335	182,065	891,196

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), was established in the People’s Republic of China (“PRC”) as a joint stock company limited by shares on 14 April 1995. The Company was formerly majority owned by Eastern Air Group Company (“EA Group”), which was under the supervision and control of the Civil Aviation Administration of China (“CAAC”). On October 11, 2002, EA Group merged with two other PRC airlines and formed China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise. After the merger, CEA Holding becomes the controlling shareholder of the Company. The Company and its subsidiaries (collectively known as the “Group”) are principally engaged in air transportation businesses.

2	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group’s statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies (“PRC Accounting Regulations”). In preparing these financial statements, appropriate restatements have been made to the Group’s statutory accounts to conform with IFRS.

This basis of accounting under IFRS differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Differences between IFRS and U.S. GAAP and their effect on profit attributable to shareholders for the three years ended December 31, 2000, 2001, 2002, and, on the owner’s equity as of December 31, 2001 and 2002, are set out in note 39. The financial statements incorporate additional disclosures customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

The consolidated financial statements have been prepared under historical cost convention as modified by the revaluation of fixed assets, short-term investments and derivative financial instruments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current event and actions, actual results ultimately may differ from those estimates.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(a)	Basis of Preparation (cont’d)

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 financial statements have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB8.2800, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002 or at any other certain date.

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(m) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless it cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)	Basis of Consolidation (cont’d)

(i)	Subsidiaries (cont’d)

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, as of December 31, 2002 are as follows:-

		Paid-up	Attributable
	Place and date of	capital	equity interest		Principal
Company	establishment	RMB’000	2001	2002	activities

China Cargo Airlines Ltd.	PRC July 22, 1998	500,000	70%	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co., Ltd.	PRC May 3, 1993	236,579	55%	55%	Provision of airline services
Eastern Airlines Industrial Co., Ltd.	PRC March 18, 1998	70,000	80%	86%	Provision of hotel services to crew
					members
Shanghai Eastern Flight Training Co., Ltd.	PRC December 18, 1995	358,000	95%	95%	Provision of flight training services
Shanghai Eastern Airlines Investment Co., Ltd.	PRC May 8, 2002	300,000	-	98%	Investment holding

(ii)	Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

(c)	Foreign currency translation

The Group maintains its books and records in Renminbi (“RMB”). Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People’s Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates prevailing at the balance sheet date as quoted by the People’s Bank of China. Exchange differences are included in the income statement, except when deferred in equity as qualifying cash flow hedges.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(d)	Revenue recognition and sales in advance of carriage

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage.

Revenues from other operating businesses, including income derived from the provision of ground services and commission income are recognized when services are rendered. Commission income includes amounts earned from other carriers in respect of sales made by the Group’s agents. The related commission payable to such agents are included as commission expenses in the income statement. Rental income from leasing office premises and cargo warehouses is recognized on a straight-line basis over the lease term.

Revenues are presented net of sales tax and civil aviation infrastructure levies.

Interest income is recognized on a time-proportion basis.

Rental income from subleases is recognized on a straight-line basis over the terms of the respective leases.

(e)	Segment reporting

In accordance with the Group’s internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:

(i)	Traffic revenue from domestic services within the PRC (excluding Hong Kong Special Administrative Region (“Hong Kong”)) is attributed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the geographical area in which the relevant overseas origin/destination lies.

(ii)	Other operating revenues from ticket handling services, airport ground services and other miscellaneous services are attributed on the basis of where the services are performed.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(f)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefit for employees organized by the municipal governments of respective provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing the aforementioned post-retirement benefits under the Group’s defined benefit plan is actuarially determined and recognized over the employees’ service period by using the projected unit credit method. Post-retirement benefit expenses recognized in the income statement include, if applicable, current service cost, interest cost, the expected return on plan assets, amortized actuarial gains and losses, the effect of any curtailment or settlement and past service cost.

(g)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to operating profit over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labor and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to income statement as and when incurred.

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to income statement as incurred.

Improvements are capitalized and depreciated over their expected useful lives to the Group.

(h)	Government grant

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the fixed assets are included in non-current liabilities as other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(i)	Taxation

The Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(j)	Fixed assets

(i)	Fixed assets are recognized initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, fixed assets are stated at fair value less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

(ii)	Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The annual depreciation charges are calculated as follows:-

Aircraft	-	over 20 years to residual value of 5% of cost or revalued amount
Flight equipment
- Engines	-	over 20 years to nil residual value
- Other flight equipment	-	over the expected useful lives to residual value of 5% of cost or revalued amount
Buildings	-	over the expected useful lives of 15 to 35 years to residual value of 3% of cost or revalued amount
Other fixed assets and equipment	-	over 5 to 20 years to residual value of 3% of cost or revalued amount

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(j)	Fixed assets (cont’d)

(iii)	Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(iv)	The carrying amounts of assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Recoverable amount is the amount which the Group expects to recover from future use of the asset, including its residual value on disposal. When an impairment has occurred, their carrying amount is reduced to their recoverable amount. The recoverable amount is determined by discounting expected future cash flows to its present value. The amount of reduction to recoverable amount is charged to the income statement.

(k)	Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and put into use.

(l)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of land use rights on a straight-line basis.

In 2002, land use rights are presented as operating leases and stated at historical cost less accumulated amortization. The land use rights, which were revalued as part of the Company’s restructuring in 1996 and recorded at valuation as a non-monetary assets in exchange for share capital of the Company, are now stated at historical cost which is nil. Retrospective adjustments have been made to reflect the change in accounting for land use rights. As a result, the owners’ equity as of January 1, 2000 was reduced by RMB318,486,000 for the unamortized valuation of the land use rights. The effect of this adjustment on the income statements of the relevant years was not material and accordingly no adjustment has been made.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(m)	Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill is recognized as an asset and amortized by equal annual instalments over its estimated useful economic life up to a maximum of 20 years.

Negative goodwill represents the excess of the fair value of the Group’s share of the net assets of the acquired subsidiary or associate over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group’s plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of those assets up to a maximum of 20 years; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(n)	Advances on aircraft and flight equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalized along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

(o)	Borrowing costs

Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalized as an additional cost of the related asset. Interest is capitalized at the Group’s weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(p)	Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are stated at cost and are classified as held-to-maturity financial assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(q)	Zero coupon bonds

Zero coupon bonds purchased to secure and to settle future lease obligations are stated at acquisition cost plus discount amortized to date and are classified as held-to-maturity securities. The discount thereon is amortized over the period to maturity under the effective interest method and included as interest income in the income statement.

(r)	Impairment of long lived assets

Fixed assets and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(s)	Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence and are expensed when used in operations. Allowance for obsolescence is provided for expendable spare parts at rates which depreciate costs, less an estimated residual value, over the estimated useful lives of the related aircraft.

(t)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(u)	Short-term investments

Short-term investments are carried at fair value. Realized and unrealized gains or losses arising from the changes in fair value of these investments are recognized in the income statement in the period in which they arise.

(v)	Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(w)	Frequent flyer programme

The Group estimates the present value of the incremental cost of providing free travel awards entitled by members under a frequent flyer programme when free travel award levels are achieved based on accumulated mileage. The estimated incremental cost is recognized as an expense in the income statement and accrued as a liability in the balance sheet.

As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(x)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(y)	Leases

(i)	A Group company is the lessee

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leased assets are depreciated using the straight-line method over their expected useful lives to residual values.

Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease prepayments for land use rights are recorded at cost and amortized on a straight-line basis over the period of land use rights.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(y)	Leases (cont’d)

(ii)	A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognized on a straight-line basis over the lease term.

(z)	Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealized gain or loss, being changes in fair value of the derivative, is recognized in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, is accounted for as follows:-

(i)	the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective part of any gain or loss is recognized in the income statement immediately.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z)	Derivative financial instruments (cont’d)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was related in equity is immediately transferred to the income statement.

(aa)	Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3	REVENUES AND TURNOVER

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Gross turnover	11,859,445	12,879,786	13,814,709
Less: Sales tax (note (a))	(271,661)	(298,587)	(304,558)
Civil aviation infrastructure levies (note (b))	(367,721)	(428,391)	(431,162)

Turnover	11,220,063	12,152,808	13,078,989
Rental income from operating subleases of aircraft (note 4)	111,029	125,742	110,469
Interest income (note 6)	166,741	124,419	115,824

Total revenues	11,497,833	12,402,969	13,305,282

(a)	Pursuant to various PRC sales tax rules and regulations, the Group is required to pay PRC sales tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group’s traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%.

(b)	The civil aviation infrastructure levies are paid to CAAC, at rates of 5% and 2% respectively for domestic and international/regional traffic revenues.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	OTHER OPERATING INCOME

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Gain on disposal of aircraft and engines (note (a))	112,076	1,866	115,904
Rental income from operating subleases of aircraft	111,029	125,742	110,469

	223,105	127,608	226,373

(a)	The Group disposed of four MD82 aircraft and two MD82 engines in the year ended December 31, 2000, two MD82 engines in the year ended December 31, 2001 and two A310 aircraft in the year ended December 31, 2002. These two aircraft disposed in the year ended December 31, 2002 were subleased out to another unrelated third party under operating leases before their disposal to an unrelated third party.

5	WAGES, SALARIES AND BENEFITS

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Wages, salaries and allowances	648,224	729,996	897,843
Contribution under defined contribution retirement schemes (note 29(a))	25,232	46,471	98,876
Post-retirement benefits (note 29(b)(iii))	124,138	92,404	39,134
Curtailment of medical benefit previously included in post-retirement benefit obligations	—	(95,975)	—

	797,594	772,896	1,035,853

Average number of employees for the year ended	12,293	14,852	15,719

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	FINANCE COSTS, NET

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Interest charged on obligations under finance leases	725,218	646,288	509,889
Interest on bank loans
- wholly repayable within five years	35,562	76,121	174,395
- not wholly repayable within five years	274,911	268,234	222,702

	310,473	344,355	397,097
Interest accrued on a long-term payable (note 27)	—	6,693	10,802
Interest on loans from an associate	6,154	1,268	1,373
Less: amounts capitalized into fixed assets and advances on aircraft and flight equipment	(60,618)	(59,810)	(71,948)

	981,227	938,794	847,213
Interest income	(166,741)	(124,419)	(115,824)

	814,486	814,375	731,389

The capitalization rates range between 6.00% and 6.21% for the years ended December 31, 2000 and 2001, 4.00% and 6.50% for the year ended December 31, 2002.

7	TAXATION

(a)	Taxation is (charged)/credited to the consolidated income statement as follows:-

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Provision for PRC income tax — current year	(22,908)	(4,917)	(71,061)
Deferred taxation (note 7(d))
- current year	(76,729)	(38,668)	17,570
- adjustment for change in enacted tax rate (note (i))	—	306,422	—

	(76,729)	267,754	17,570
Share of tax attributable to associates (note 16)	—	(1,383)	(947)

	(99,637)	261,454	(54,438)

(i)	Under a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from July 1, 2001.

(ii)	Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. and China Eastern Airlines Jiangsu Co. Ltd., are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	TAXATION (CONT’D)

(iii)	The difference between the actual taxation (charge)/credit in the consolidated income statement and the amounts which would result from applying the enacted tax rate to consolidated profit before taxation can be reconciled as follows:-

	Year Ended December 31,

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Profit before tax	304,408	313,583	262,894

Tax calculated at enacted tax rate of 15%	(100,455)	(47,037)	(39,434)
Effect attributable to a subsidiary exempted in 1999 and charged at a tax rate of 15% in 2000	21,264	—	—
Effect attributable to a subsidiary and associates charged at a tax rate of 33%	—	(14,751)	(11,101)
Adjustments:-
Effect on deferred taxation brought forward due to the reduction of enacted income tax rate	—	306,422	—
Utilization of previously unrecognized tax losses of subsidiaries	2,639	20,302	36,953
Expired tax losses not deductible for tax purposes	—	—	(15,185)
Expenses not deductible for tax purposes	—	—	(15,799)
Unrecognized tax loss of an associate	—	—	(11,347)
Potential deferred tax asset arising from provision against staff quarters not recognized	(23,820)	—	—
Others	735	(3,482)	1,475

Tax (charge)/credit	(99,637)	261,454	(54,438)

(b)	The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

(c)	In accordance with the relevant PRC tax regulations, the operating lease rentals and the interest element of finance leases and bank loans paid/payable to foreign enterprises by the Group is subject to Foreign Enterprise Income Tax of PRC. This tax should be withheld by the Group at the time of payment and paid on behalf of the lessors/lenders. Pursuant to the Circular (2000) No. 2551 issued by the State Tax Bureau, lease payments made by aviation companies to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Majority of the Group’s finance and operating lease arrangements were executed prior to September 1, 1999 and hence are fully exempt from PRC withholding tax. Withholding tax payable in respect of the leases arrangements entered into on or after September 1, 1999 are charged to the income statement as incurred.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	TAXATION (CONT’D)

(d)	Movement in net deferred taxation liability is as follows:-

	December 31,

	As restated
	(Note 2(l))
	2001	2002
	RMB’000	RMB’000
At January 1	502,595	234,841
(Credited) / charged to income statement
- current year (note 7(a))	38,668	(17,570)
- adjustment for change in enacted tax rate	(306,422)	—
Charged / (credited) to equity
- net surplus on revaluation	—	20,535
- unrecognized losses on cash flow hedges	—	(4,981)

At December 31	234,841	232,825

As of December 31, 2002, the deferred tax assets/(liabilities) were made up of taxation effects of the followings:-

	December 31,

		Restated (Note 2(l))
		2001			2002
	Current	Non-current	Total	Current	Non-current	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Tax losses carried forward	—	141,348	141,348	—	174,472	174,472
Provision for obsolete flight equipment and spare parts	—	32,008	32,008	—	32,608	32,608
Repair cost on flight equipment	—	168,877	168,877	—	203,265	203,265
Provision for post-retirement benefits	2,088	77,870	79,958	2,363	82,417	84,780
Provision for staff housing benefits	12,384	—	12,384	12,384	—	12,384
Other accrued expenses	93,056	—	93,056	57,507	4,981	62,488

	107,528	420,103	527,631	72,254	497,743	569,997
Less: valuation allowance	—	(38,256)	(38,256)	—	—	—

	107,528	381,847	489,375	72,254	497,743	569,997

Deferred tax liabilities:
Provision for overhaul	—	(113,161)	(113,161)	—	(125,887)	(125,887)
Depreciation and amortization	—	(597,335)	(597,335)	—	(665,083)	(665,083)
Others	—	(13,720)	(13,720)	—	(11,852)	(11,852)

	—	(724,216)	(724,216)	—	(802,822)	(802,822)

Deferred tax assets/(liabilities), net	107,528	(342,369)	(234,841)	72,254	(305,079)	(232,825)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB175,529,000, RMB541,713,000 and RMB86,369,000 for the years ended December 31, 2000, 2001 and 2002, respectively, and 4,866,950,000 shares in issue during the years ended December 31, 2000, 2001 and 2002. The Company has not issued any potentially dilutive instruments that are ordinary share equivalent.

9	DIVIDENDS

The dividends recognized in the year ended December 31, 2002 represent the final dividend of RMB0.02 per share totaling RMB97,339,000 for the year ended December 31, 2001 proposed by the Board of directors on April 8, 2002 and approved in the Annual General Meeting on June 18, 2002.

On April 7, 2003, the Board of Directors proposed a final dividend of RMB0.02 per share totaling RMB97,339,000 for the year ended December 31, 2002.

On April 29, 2003, in view of the outbreak of atypical pneumonia resulting in a significant change in the Group’s operational environment, the Board of Directors decided to withdraw the final dividend proposal made on April 7, 2003.

10	TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

As of December 31, 2002, the aging analysis of the trade receivables were as follows:-

	December 31,

	2001	2002
	RMB’000	RMB’000
Less than 31 days	525,006	555,787
31 to 60 days	91,531	200,702
61 to 90 days	28,384	70,333
Over 90 days	140,913	138,404

	785,834	965,226

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,

	2001	2002
	RMB’000	RMB’000
Amounts due from related companies (note 34(a)(i))	35,544	46,159
Discounts on aircraft acquisitions receivable	204,550	78,822
Receivables from provision of ground services	71,465	125,418
Prepaid aircraft operating lease rentals	94,538	111,908
Receivable on aircraft operating lease rentals	33,828	8,034
Advance payment for equity interests	12,500	112,500
Other	325,630	332,208

	778,055	815,049

12	SHORT-TERM INVESTMENTS

Short-term investments are valued at market value at the close of business or December 31 by reference to stock exchange quoted bid prices.

Short-term investments are classified as current assets because they are expected to be realized within twelve months of the balance sheet date.

13	FIXED ASSETS

	Aircraft and
	fight equipment

		Held under		Other fixed
		finance		assets and
	Owned	leases	Buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Valuation
At January 1, 2002	11,431,771	12,826,400	1,663,930	1,804,292	27,726,393
Reclassification upon completion of finance lease terms	1,625,958	(1,625,958)	—	—	—
Transfer from construction in progress (note 14)	—	—	124,281	96,492	220,773
Additions	1,622,607	—	29,179	177,416	1,829,202
Revaluation (deficit)/surplus, net	(153,157)	118,306	—	—	(34,851)
Disposals	(386,238)	—	(42,514)	(27,264)	(456,016)

At December 31, 2002	14,140,941	11,318,748	1,774,876	2,050,936	29,285,501

Accumulated depreciation
At January 1, 2002	3,300,905	3,329,571	184,717	688,520	7,503,713
Reclassification upon completion of finance lease terms	891,447	(891,447)	—	—	—
Charge for the year	788,866	640,737	68,680	212,528	1,710,811
Disposals	(366,926)	—	(4,677)	(23,370)	(394,973)

At December 31, 2002	4,614,292	3,078,861	248,720	877,678	8,819,551

Net book value at December 31, 2002	9,526,649	8,239,887	1,526,156	1,173,258	20,465,950

Net book value at December 31, 2001	8,130,866	9,496,829	1,479,213	1,115,772	20,222,680

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	FIXED ASSETS (CONT’D)

(a)	On December 31, 2002, the Group’s fixed assets were revalued by the directors of the Company on a market value or replacement cost basis. As a result of the revaluation, the carrying value of the Group’s fixed assets as of December 31, 2002 was reduced by RMB34,851,000. A net revaluation surplus of RMB136,902,000 was credited to the revaluation reserve and a deficit of RMB171,753,000 was charged to the income statement accordingly.

Had the Group’s fixed assets been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of aircraft and flight equipment, buildings, and other fixed assets and equipment as of December 31, 2001 would have been RMB17,293,554,000, RMB1,479,213,000 and RMB1,115,772,000 respectively, and as of December 31, 2002 would have been RMB17,495,086,000, RMB1,526,156,000 and RMB1,173,258,000 respectively.

(b)	Certain aircraft of the Group with an aggregate carrying value of approximately RMB3,459,592,000 and RMB3,272,123,000 as of December 31, 2001 and 2002 respectively were pledged as collateral under certain loan agreements (see note 23).

(c)	Included in the additions of fixed assets of the Group were capitalized interests of RMB50,577,000 and RMB33,377,000 transferred from construction in progress and advances on aircraft and flight equipment for the year ended December 31, 2001 and 2002 respectively, of which RMB22,695,000 and RMB13,362,000 were capitalized during each of the two years respectively.

14	CONSTRUCTION IN PROGRESS

	December 31,

	2001	2002
	RMB’000	RMB’000
At January 1	476,251	347,406
Additions	427,648	287,179
Acquisition of a passenger carriage business	6,420	—
Interest capitalized	9,000	—
Transfer to lease prepayments (note 15)	(370,181)	—
Transfer to fixed assets (note 13)	(201,732)	(220,773)

At December 31	347,406	413,812

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	LEASE PREPAYMENTS

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As of December 31, 2001 and 2002 majority of these land use rights had remaining terms ranging from 45 to 49 years and from 44 to 50 years respectively.

Certificates of certain land use rights of the Group with carrying amount of nil as of December 31, 2002 are currently registered under the name of EA Group. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureau are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe this issue has any material impact on the financial position of the Group.

16	INVESTMENTS IN ASSOCIATES

	December 31,

	2001	2002
	RMB’000	RMB’000
Share of net assets	109,527	272,098
Goodwill	—	59,472

	109,527	331,570

Movements in investments in associates are as follows:-

	2001	2002
	RMB’000	RMB’000
At January 1	—	109,527
Cost of investment	106,364	254,656
Share of results before tax	4,546	(31,666)
Share of tax	(1,383)	(947)

At December 31	109,527	331,570

For the year ended December 31, 2002, the share of results before tax includes RMB2,586,000 representing the amortization charge of goodwill in respect of acquisition of associates.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	INVESTMENTS IN ASSOCIATES (CONT’D)

Particular of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:–

		Paid-up	Attributable
	Place and date of	capital	interest equity		Principal
Company	establishment	RMB’000	2001	2002	activities
Eastern Air Group Finance Co., Ltd. (“EAGF”)	PRC December 6, 1995	400,000	25%	25%	Provision of financial services to companies comprising CEA Holding
China Eastern Airlines Wuhan Company Limited	PRC August 16, 2002	600,000	-	40%	Provision of air transportation services
Eastern Aviation Advertising Services Co. (“EAASC”)	PRC March 4, 1996	10,000	-	45%	Provision of aviation advertising agency services

17	GOODWILL AND NEGATIVE GOODWILL

		Negative
	Goodwill	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2002 and December 31, 2002	113,105	(55,245)	57,860

Accumulated amortization
At January 1, 2002	16,965	(2,014)	14,951
Charge for the year	5,656	(3,454)	2,202

At December 31, 2002	22,621	(5,468)	17,153

Net book value at December 31, 2002	90,484	(49,777)	40,707

Net book value at December 31, 2001	96,140	(53,231)	42,909

18	OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	December 31,

	2001	2002
	RMB’000	RMB’000
Long-term bank deposits (note 22)	1,255,005	1,463,044
US Treasury zero coupon bonds (note 22)	501,722	542,124
Deposits for aircraft under operating leases	97,370	89,273
Prepaid custom duty and valued added tax	63,340	52,501
Prepayments and other long-term receivables	68,117	76,826

	1,985,554	2,223,768

19	TRADE PAYABLES

As of December 31, 2001 and 2002, all trade payables were current balances and aged within 30 days.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2001	2002
	RMB’000	RMB’000
Amounts due to related companies (note 34(a)(i))	369,226	339,133
Accrued operating expenses	958,641	1,241,948
Payable for land use rights	107,624	3,093
Current portion of accrued aircraft overhaul expenses (note 21)	266,016	304,129
Duties and levies payable	78,727	55,279
Current portion of a long-term payable (note 27)	30,000	30,000
Current portion of post-retirement benefits obligation (note 29(b))	13,922	15,753
Provision for staff housing allowance (note 30)	80,179	80,179
Accrued salaries, wages and benefits	76,592	125,462
Flight equipment purchase payable	147,285	167,390
Amounts due to minority shareholders	—	155,486
Other	159,168	273,181

	2,287,380	2,791,033

21	ACCRUED AIRCRAFT OVERHAUL EXPENSES

	2001	2002
	RMB’000	RMB’000
At January 1	338,407	459,019
Additional provisions	142,847	124,235
Utilized during the year	(22,235)	(35,441)

At December 31	459,019	547,813

	December 31,

	2001	2002
	RMB’000	RMB’000
Total accrued aircraft overhaul expenses	459,019	547,813
Less: current portion (note 20)	(266,016)	(304,129)

Long-term portion	193,003	243,684

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	OBLIGATIONS UNDER FINANCE LEASES

The Group had 24 aircraft and 19 aircraft under finance leases as of December 31, 2001 and 2002 respectively. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as of December 31, 2001 and 2002 were as follows:-

	December 31,

		2001			2002
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,522,578	586,906	1,935,672	2,733,720	486,661	2,247,059
In the second year	2,710,134	479,504	2,230,630	1,142,846	307,758	835,088
In the third to fifth year inclusive	3,800,792	709,564	3,091,228	4,524,438	519,489	4,004,949
After the fifth year	2,775,438	161,617	2,613,821	1,162,325	65,455	1,096,870

Total	11,808,942	1,937,591	9,871,351	9,563,329	1,379,363	8,183,966
Less: amount repayable within one year	(2,522,578)	(586,906)	(1,935,672)	(2,733,720)	(486,661)	(2,247,059)

Long-term portion	9,286,364	1,350,685	7,935,679	6,829,609	892,702	5,936,907

As of December 31, 2001 and 2002, the Group had U.S. Treasury zero coupon bonds and long-term bank deposits totaling RMB1,756,727,000 and RMB2,005,168,000 respectively pledged as securities under certain finance lease arrangements (see note 13). All of these bank deposits and the U.S. Treasury zero coupon bonds will be used to meet future lease obligations as they fall due. The U.S. Treasury zero coupon bonds will mature in February 2004.

In addition, the Group’s finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23        LONG-TERM BANK LOANS

	December 31,

	2001	2002
	RMB’000	RMB’000
Bank loans
- secured	2,850,567	2,589,504
- unsecured	2,450,000	3,905,127

Total	5,300,567	6,494,631
Less: amount repayable within one year	(361,236)	(1,261,902)

Long-term portion	4,939,331	5,232,729

The bank loans are repayable as follows:-
Within one year	361,236	1,261,902
In the second year	555,719	1,709,114
In the third to fifth year inclusive	2,517,957	2,367,721
After the fifth year	1,865,655	1,155,894

Total	5,300,567	6,494,631

The terms of long-term bank loans can be summarized as follows:-

		December 31,

		2001	2002
	Interest rate and final maturities	RMB’000	RMB’000
Renminbi denominated bank loans:
Loans for construction	Fixed interest rate of 6.21% per
projects	annum as of December 31, 2002; 7
	to 13-year loans with final
	maturities through to 2012	2,000,000	800,000
Loans for the purchases	Fixed interest rate of 5.61% per
of aircraft	annum as of December 31, 2002;
	3-year loan with final maturity
	in 2003	450,000	250,000

		2,450,000	1,050,000
U.S. dollar denominated bank loans:
Loans for the purchases	Fixed interest rates ranging from
of aircraft	6.13% to 8.45% per annum as of
	December 31, 2002; 10 to 12-year
	loans with final maturities
	through to 2008	2,850,567	5,444,631

Total long-term bank loans		5,300,567	6,494,631

Bank loans totaling RMB2,850,567,000 and RMB2,589,504,000 as of December 31, 2001 and 2002 respectively, of the Group for the purchases of aircraft were secured by the related aircraft (see note 13(b)).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23        LONG-TERM BANK LOANS (CONT’D)

Bank loans were guaranteed by the following parties:-

	December 31,

	2001	2002
	RMB’000	RMB’000
Renminbi denominated bank loans guaranteed by EA Group	2,450,000	1,050,000
U.S. dollar denominated bank loans guaranteed by third parties:
Export-Import Bank of the United States	1,715,004	1,488,745
China Industrial and Commercial Bank	166,393	144,645
China Construction Bank	113,480	100,399

	4,444,877	2,783,789

24        SHORT-TERM BANK LOANS

Short-term bank loans of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. The interest rates related to such loans were between 4.58% and 5.02% per annum and between 2.06 % and 5.31 % per annum as of December 31, 2001 and 2002, respectively. During the year ended December 31, 2001 and 2002, the weighted average interest rates on short-term bank loans were 4.91% and 4.39 % per annum respectively.

25        SHARE CAPITAL

	December 31,

	2001	2002
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each A shares
State-owned shares held by CEA Holding	3,000,000	3,000,000
Shares held by public	300,000	300,000

	3,300,000	3,300,000
Overseas listed foreign H shares	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26       RESERVES

(Amounts in thousands)

		Statutory	Statutory	Discretionary
		common	common	common			Hedging
	Share	reserve fund	welfare fund	reserve fund	Revaluation	Capital	reserve	Retained
	premium	(note (a))	(note (b))	(note (c))	reserve	Reserve	(note 36)	profits	Total
In RMB
Balance at January 1, 2000
As previously reported	1,006,455	83,390	83,390	27,908	—	—	—	945,402	2,146,545
Adjustment for land use rights (note 2(l))	—	—	—	—	—	(318,486)	—	—	(318,486)

As adjusted	1,006,455	83,390	83,390	27,908	—	(318,486)	—	945,402	1,828,059
Profit attributable to shareholders	—	—	—	—	—	—	—	175,529	175,529
Transfer from retained profits to reserves (note (d))	—	11,042	11,042	—	—	—	—	(22,084)	—

Balance at December 31, 2000	1,006,455	94,432	94,432	27,908	—	(318,486)	—	1,098,847	2,003,588
Unrealized gain on cash flow hedges	—	—	—	—	—	—	5,396	—	5,396
Dividends relating to 2000 (note 9)	—	—	—	—	—	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	—	—	—	—	—	541,713	541,713
Transfer from retained profits to reserves (note (d))	—	1,681	1,681	—	—	—	—	(3,362)	—

Balance at December 31, 2001	1,006,455	96,113	96,113	27,908	—	(318,486)	5,396	1,539,859	2,453,358
Reclassification of revaluation reserve (note (e))	—	—	—	—	401,571	(401,571)	—	—	—
Revaluation surplus of fixed assets
- gross	—	—	—	—	491,772	—	—	—	491,772
- tax	—	—	—	—	(73,766)	—	—	—	(73,766)
Revaluation surplus after tax shared by minority shareholders	—	—	—	—	(12,981)	—	—	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets
- gross	—	—	—	—	(354,870)	—	—	—	(354,870)
- tax	—	—	—	—	53,231	—	—	—	53,231
Unrealized losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	(38,602)	—	(38,602)
- tax	—	—	—	—	—	—	4,981	—	4,981
Dividends relating to 2001 (note 9)	—	—	—	—	—	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	—	—	—	—	—	86,369	86,369
Transfer from retained profits to reserves (note (d))	—	10,696	10,614	81	—	—	—	(21,391)	—

Balance at December 31, 2002	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26       RESERVES (CONT’D)

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation.

(c)	The Company is allowed to transfer 5% of the profit attributable to shareholders as determined under the PRC Accounting Regulations, to discretionary common welfare fund. The transfer to this fund is subject to the approval by shareholders at meetings.

(d)	For the year ended December 31, 2000, 2001 and 2002, under the PRC Accounting Regulations, the Company recorded profits attributable to shareholders which had been applied to make good previous years’ losses. Accordingly, no profit appropriation has been made for the year ended December 31, 2000, 2001 and 2002. Transfer from retained profits to reserves for the years ended 2000, 2001 and 2002 represent the profit appropriations to reserves of a subsidiary of the Company.

(e)	Fixed assets of the Group as of June 30, 1996 were revalued as part of the restructuring of the Group, which resulted in a revaluation surplus that formed part of the Company’s share capital. The reclassification of the revaluation reserve out of capital reserve has been made in 2002 by reducing “capital reserve” and increasing “revaluation reserve”. This change has been done to better present the total amount of revaluation reserve that the Company has since its formation. The revaluation surplus recognized during the restructuring was partially utilized to offset against the revaluation deficit of the same assets arising in 2002 (refer to note 13(a)). Additional valuation surplus arising in 2002 was credited to the revaluation reserve.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27       LONG-TERM PAYABLE

	December 31,

	2001	2002
	RMB'000	RMB'000
At January 1	—	191,448
Purchase consideration on acquisition of a passenger carriage business	270,000	—
Less: Interest element	(55,245)	—

Net present value at time of acquisition	214,755	—
Less: installments paid during the year	(30,000)	(30,000)

	184,755	161,448
Interest accrued during the year (note 6)	6,693	10,802

At December 31	191,448	172,250
Less: Current portion (note 20)	(30,000)	(30,000)

Long-term portion	161,448	142,250

28        MINORITY INTERESTS

	December 31,

	2001	2002
	RMB'000	RMB'000

At January 1	223,881	257,205
Contributions from minority shareholders	—	12,244
Share of profits of subsidiaries	33,324	122,087
Share of revaluation surplus	—	12,981

At December 31	257,205	404,517

29        RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

Substantially all of the Group employees are eligible to participate in the Group’s retirement schemes. The Group participates in defined contribution retirement schemes organized by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at a rate of 13% of salary costs including certain allowances calculated in the prior year. Employees contribute approximately 6% of their basic salary. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended December 31, 2000, 2001 and 2002, the Group’s pension cost charged to the income statement amounted to RMB25,232,000, RMB28,471,000 and RMB82,876,000 respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONT’D)

(a)	Defined contribution retirement schemes (cont’d)

(ii)	Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee’s basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2001 and 2002, the Group’s medical insurance contribution charged to the income statement amounted to approximately RMB18,000,000 and RMB16,000,000, respectively.

(b)	Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates including the rate of inflation, discount rate, employees’ turnover ratio as well as mortality rate. The transitional obligation arising from the first adoption of International Accounting Standard (“IAS”) 19 (Revised) “Employee Benefits” in 1997 has been recognized on a straight-line basis over a period of five years.

(i)	As of December 31, 2002, the post-retirement benefit obligations recognized in the balance sheets of the Group and the Company were as follows:-

	December 31,

	2001	2002
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	534,514	538,794
Unrecognized actuarial gains	—	21,403

	534,514	560,197
Payments made in the year	(13,451)	(15,520)

Post-retirement benefit obligations	521,063	544,677
Less: current portion (note 20)	(13,922)	(15,753)

Post-retirement benefit obligations – long-term portion	507,141	528,924

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONT’D)

(b)	Post-retirement benefits (cont’d)

(ii)	Changes in post-retirement benefit obligations are as follows: -

	December 31,

	2001	2002
	RMB’000	RMB’000
At January 1	538,085	521,063
Curtailment of medical benefit (note 5)	(95,975)	—
Current service cost	18,445	13,081
Interest on obligation	31,129	26,053
Transitional obligation recognized in the year	42,830	—
Payments made in the year	(13,451)	(15,520)

At December 31	521,063	544,677

(iii)	The costs of post-retirement benefits were recognized under wages, salaries and benefits in the consolidated income statement for the year as follows:-

	December 31,

	2001	2002
	RMB’000	RMB’000
Current service cost	18,445	13,081
Interest on obligation	31,129	26,053
Transitional obligation recognized in the year	42,830	—

Total (note 5)	92,404	39,134

(iv)	Principal actuarial assumptions at the balance sheet date are as follows:-

	December 31,

	2001	2002
Discount rate	7.00%	5.00%
Annual rate of increase of per capita benefit payment	3.50%	1.50%
Employees turnover rate	1.80%	3.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	STAFF HOUSING BENEFITS

In 1998 and 2000, the State Council of the PRC issued circulars stipulating that distribution of quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area as set out by the government are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. With reference to policies already set out by certain provincial governments, the Company’s directors estimated a provision of approximately RMB80,179,000 which was included in other payables in the Group’s consolidated balance sheets as of December 31, 2001 and 2002.

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Analysis of the balances of cash and cash equivalents

	Year Ended December 31,

	2000	2001	2002	2002
	RMB’000	RMB’000	RMB’000	US$’000
Cash and bank balances	1,284,373	1,099,630	1,889,647	228,218
Short-term deposits with an associate	188,302	281,362	94,502	11,414
Less: short-term deposits with original maturities over three months	(49,784)	(50,012)	(39,624)	(4,786)

	1,422,891	1,330,980	1,944,525	234,846

(b)	Supplementary information

	Year Ended December 31,

	2000	2001	2002	2002
	RMB’000	RMB’000	RMB’000	US$’000
Interest received, net of amortization of bond discount	132,163	87,064	75,466	9,114

Interest paid, net of amount capitalized	981,227	936,751	847,213	102,320

Income tax paid	26,919	9,893	33,683	4,068

Investing activities not affecting cash:
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	110,789	8,872	125,728	15,185

Financing activities not affecting cash:
Capital lease obligations incepted for purchases of aircraft	1,202,051	—	—	—
Dividend payable to ultimate holding company set off against loan to ultimate holding company	—	60,050	—	—

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Capital commitments

As of December 31, 2001 and 2002, the Group had the following capital commitments:

	December 31,

	2001	2002
	RMB’000	RMB’000
Authorized and contracted for:
– Aircraft and related equipment	9,186,803	14,543,622
– Other	437,820	176,810

	9,624,623	14,720,432

Authorized but not contracted for:
– Aircraft and related equipment	—	830,000
– Other	980,289	2,984,270

	980,289	3,814,270

	10,604,912	18,534,702

The above commitments mainly include amounts for acquisition of ten B737 and five A-340 aircraft for delivery between 2002 and 2004 as of December 31, 2001 and twenty A-320 and five A-340 aircraft for delivery between 2003 and 2005 as of December 31, 2002.

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:–

December 31,

2002
RMB’000
2003	6,966,689
2004	3,781,882
2005	3,795,051

14,543,622

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	COMMITMENTS AND CONTINGENT LIABILITIES (CONT’D)

(b)	Operating lease commitments

As of December 31, 2001 and 2002, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,

	2001		2002
	Aircraft and		Aircraft and
	flight	Land and	flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	1,013,629	40,462	1,048,361	46,366
In the second year	1,373,539	16,756	837,456	15,272
In the third to fifth year inclusive	3,430,504	30,638	2,144,350	19,915
After the fifth year	4,890,768	14,090	1,938,362	10,436

	10,708,440	101,946	5,968,529	91,989

(c)	Investment in GE Engine Services (Xiamen) Co., Ltd.

In May 2001, the Group entered into an agreement with General Electric (“GE”), an unrelated third party, to obtain a 30% interest in GE Engine Services (Xiamen) Co., Ltd. (“GE Xiamen”) at a consideration of US$3.6 million. The Group is not required to settle the consideration immediately and the ownership of the 30% interest in GE Xiamen is conditional upon the Group’s fulfillment of a commitment to deliver to GE Xiamen annually a specified percentage of its CFM 56 engines for repair services for a period of 10 years. The Group will be entitled to dividends from GE Xiamen and the dividends received will be used to set off against the consideration payable to GE if this commitment is fulfilled. In 2002, the Group has fulfilled the required commitment for the current year, no dividend however has been declared by GE Xiamen for 2002.

(d)	Contingent liabilities

As of December 31, 2001 and 2002, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company (“Lu Kou Airport”), a third party. The guarantee is set to expire in October 20, 2004 with the final maturity of the bank loan. The Group’s maximum exposure to the guarantee is RMB150,000,000 and is only payable if Lu Kou Airport defaults in the repayments of its bank loan when they fall due. However, default by Lu Kou Airport is considered remote and therefore, no liability was recorded by the Group at the time of the guarantee

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33       SEGMENT REPORTING

(a)	Primary reporting format by business segment

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorized by CAAC.

(b)	Secondary reporting format by geographical segment

The Group’s turnover and operating profit by geographical segments are analyzed as follows:

				Other
	Domestic	Hong Kong	Japan	countries (*)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2000
Traffic revenues
– Passenger	3,945,524	1,872,608	1,095,381	1,730,747	8,644,260
– Cargo and mail	238,786	232,300	490,690	1,162,452	2,124,228

	4,184,310	2,104,908	1,586,071	2,893,199	10,768,488
Other operating revenues	451,575	—	—	—	451,575

Turnover	4,635,885	2,104,908	1,586,071	2,893,199	11,220,063

Segment results	85,839	485,001	277,732	(72,718)	775,854

Unallocated income (note 4)					223,105

Operating profits					998,959

2001
Traffic revenues
– Passenger	4,701,198	1,921,148	1,145,183	1,819,412	9,586,941
– Cargo and mail	286,288	224,584	429,788	1,151,009	2,091,669

	4,987,486	2,145,732	1,574,971	2,970,421	11,678,610
Other operating revenues	447,636	—	9,204	17,358	474,198

Turnover	5,435,122	2,145,732	1,584,175	2,987,779	12,152,808

Segment results	70,175	484,817	367,602	(53,103)	869,491

Unallocated income (note 4)					127,608

Operating profits					997,099

2002
Traffic revenues
– Passenger	4,669,731	1,911,016	1,279,083	2,178,000	10,037,830
– Cargo and mail	246,146	257,270	535,915	1,405,336	2,444,667

	4,915,877	2,168,286	1,814,998	3,583,336	12,482,497
Other operating revenues	563,904	—	10,957	21,631	596,492

Turnover	5,479,781	2,168,286	1,825,955	3,604,967	13,078,989

Segment results	(95,766)	448,359	503,628	152,626	1,008,847

Unallocated income (note 4)					226,373
Unallocated costs (note 13(a))					(171,753)

Operating profits					1,063,467

*     include U.S., Europe and other Asian countries

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33       SEGMENT REPORTING (CONT’D)

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

34       RELATED PARTY TRANSACTIONS

(a)	Balances with related companies

(i)	Amounts due from/to related companies

Amounts due from/to related companies arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As of December 31, 2001 and 2002, such balances mainly included the following:-

CAAC Balances with CAAC comprised civil aviation infrastructure levies payable to CAAC.

Eastern Aviation Import and Export Company (“EAIEC”)

Balances with EAIEC, a fellow subsidiary, comprised prepayments as well as purchases of flight equipment and flight equipment spare parts payable to EAIEC.

(ii)	Short-term deposits with an associate

The Group has short-term deposits of RMB281,362,000 and RMB266,741,000 as of December 31, 2001 and RMB94,502,000 and RMB72,826,000 as of December 31, 2002 placed with EAGF, an associate. The short-term deposits yield interest at an average rate of 0.99% and 0.72% per annum in 2001 and 2002 respectively.

(b)	Guarantee by the holding company

As of December 31, 2001 and 2002, certain long-term bank loans of the Group are guaranteed by EA Group (note 23).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34          RELATED PARTY TRANSACTIONS (CONT’D)

(c)	Related party transactions

In the normal course of business, the Group had the following material transactions with its related parties during the year ended December 31, 2002:

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,

			2000	2001	2002
Nature of transaction		Related party	RMB’000	RMB’000	RMB’000
(i)	With CAAC and its affiliates: -
	Commission income on carriage	PRC airlines	17,495	9,915	6,532
	service provided by other
	airlines with air tickets sold
	by the Group at fixed rates
	ranging from 3% to 9% of value
	of tickets sold
	Take-off and landing fees	PRC airports	(791,087)	(936,594)	(981,860)
	charged at predetermined scale
	of rates published by CAAC
	Purchase of aircraft fuel at	Civil Aviation Oil	(1,458,378)	(1,739,114)	(1,616,324)
	State controlled prices	Supply Company
	Commission expenses on air	– CAAC	(95,343)	(50,229)	(46,207)
	tickets sold on behalf of the	– PRC airlines	(9,646)	(1,758)	(1,885)
	Group at rates ranging from 3%
	to 9% of value of tickets sold
	Civil aviation infrastructure	CAAC	(374,196)	(370,284)	(431,162)
	levies collected on behalf of
	CAAC and calculated at the
	rates of 5% and 2% of the
	Group’s annual gross domestic
	and international traffic
	revenues respectively
	Aircraft insurance premium	CAAC	(57,939)	(82,932)	(178,625)
	paid through CAAC who entered
	into the insurance policy on
	behalf of the Group
	Acquisition of a passenger	China Civil	—	(214,755)	—
	carriage business	Aviation Flight
		College

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34        RELATED PARTY TRANSACTIONS (CONT’D)

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,

			2000	2001	2002
Nature of transaction		Related party	RMB’000	RMB’000	RMB’000
(ii)	With CEA Holding or companies
	directly or indirectly held
	by CEA Holding:–
	Interest income on deposits	EAGF	2,274	2,290	2,738
	at rates of 1.04% to 6.21% in
	2000, 0.99% in 2001 and 0.72%
	in 2002
	Commission expenses on air	– Shanghai	(7,494)	(10,105)	(7,944)
	tickets sold on behalf of the	Tourism
	Group at rates ranging from	Company
	3% to 9% of value of tickets	(Hong Kong)
	sold	Limited
		– Certain other	(62,259)	(49,286)	(39,016)
		subsidiaries of
		CEA Holding
	Interest expenses on loans at	EAGF	(6,154)	(1,268)	(1,373)
	rates ranging from 5.30% to
	5.58% per annum in 2000,
	5.30% to 5.58% per annum in
	2001 and 4.185% to 4.65% per
	annum in 2002
	Purchase of aircraft, flight	EAIEC	(1,157,483)	(1,137,471)	(3,434,976)
	equipment, flight equipment
	spare parts and other fixed
	assets, and repair of
	aircraft inclusive of
	handling charges of 0.1% to
	2%
	Ticket reservation service	TravelSky	(55,800)	(55,800)	(72,925)
	charges for utilization of computer reservation system	Technology Limited
	Repairs and maintenance	Shanghai Eastern	(26,258)	(24,362)	(35,055)
	expenses payable for ground	Air Industrial
	service facilities	Corporation
		(“SEAIC”)
	Sourcing of food and beverages	– Eastern Air	(71,350)	(52,821)	(46,666)
		(Shantou) Economic
		Development Co.
		Ltd.
		– Shanghai Eastern	(96,571)	(101,160)	(117,242)
		Air Catering Co.
		Ltd
		– SEAIC	(7,405)	(10,688)	(13,893)
		– Qilu Eastern Air	(4,982)	(6,426)	(8,824)
		Catering Co. Ltd.
		– Qingdao Air	(7,341)	(10,926)	(12,751)
		Service Co. Ltd.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34       RELATED PARTY TRANSACTIONS (CONT’D)

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,

			2000	2001	2002
Nature of transaction		Related party	RMB’000	RMB’000	RMB’000
(ii)	With CEA Holding or companies
	directly or indirectly held
	by CEA Holding:–
	Advertising expenses	EAASC	(16,762)	(6,985)	(4,857)
	Purchase of aviation equipment	Shanghai Eastern	(21,010)	(6,434)	(8,394)
		Aviation Equipment
		Manufacturing
		Corporation
	Inflight hygiene and cleaning	Shanghai Eastern	(14,392)	(15,318)	(1,683)
	service expenses	General Corporation
	Printing expenses	Shanghai Aviation	(6,062)	(3,799)	(1,594)
		Printing Co., Ltd.
	Rental expenses	– Shanghai Eastern	(5,194)	(4,461)	(4,509)
		Aviation Equipment
		Manufacturing
		Corporation
		– Shanghai Eastern	(3,033)	(5,794)	(3,291)
		Real Estate
		Operation Co. Ltd.
	Investment in an associate,	CEA Holding	—	—	(15,762)
	EAASC, a company previously
	wholly owned by CEA Holding
	(note 16)
	Investment in an associate,	CEA Holding	—	(106,364)	—
	EAGF, a company previously
	jointly owned by CEA Holding
	(formerly known as EA Group)
	and its subsidiaries (note 16)
(iii)	With COSCO Finance Co., Ltd.
	(“COSCOF”)
	Interest income on deposits	COSCOF	500	—	—
	at rate of 1.71% per annum

The directors of the Company are of the opinion that the above transactions were entered into the normal course of business and in accordance with the agreements governing such transactions. This has been confirmed by the non-executive directors.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables and bank deposits, zero coupon bonds, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, derivative liabilities and other payables.

(a)	Business risk

The Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, influence of CAAC over various aspects of the Group’s operations, and competition, in the passenger, cargo and mail airlines services industry.

(b)	Price risk

The Group’s results of operations may be significantly affected by the fluctuation of the fuel prices which is a major expense category. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group does not undertake financial instruments to hedge fuel price risk.

(c)	Interest rate risk

The Group is exposed to risk arising from changes in market interest rates. To hedge against the change in market interest rates, the Group entered into certain interest rate swaps during the year (note 36). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 22, 23 and 24.

(d)	Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(i)	Deposits with an associate and cash and bank balances

Substantially all the Group’s cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Details of deposits placed with EAGF have been disclosed in note 34(a)(ii).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONT’D)

(ii)	Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii)	Other receivables

These are spread among numerous third parties with no specific concentration of risk.

(iv)	Amounts due from the related companies

These balances are disclosed in note 34(a).

(v)	Short-term investments

Short-term investments are placed with a PRC financial institution which executes the buying or selling securities on behalf of the Group.

The carrying amounts of financial assets best represent their maximum credit risk exposure at the balance sheet date.

(e)	Liquidity risk

The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally operates with a working capital deficit. As of December 31, 2001 and 2002, the Group’s net current liabilities amounted to RMB3,163 million and RMB7,437 million respectively. For the year ended December 31, 2001 and 2002, the Group recorded a net cash inflow from operating activities of RMB2,499 million and RMB2,160 million, respectively, a net cash outflow from investing activities and financing activities of RMB2,571 million and RMB1,587 million, respectively, and an increase in cash and cash equivalents of RMB72 million and RMB574 million, respectively.

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group treasury aims at maintaining flexibility in funding by keeping committed credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONT’D)

(f)	Foreign currency risk

The Group’s finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese yen and Euro, and certain expenses of the Group are denominated in currencies other than Renminbi. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. However, the Group is unable to hedge its foreign currency liability exposure fully other than by retaining those foreign currency earnings and receipts to the extent permitted by the State Administration of Exchange Control. Renminbi against US dollars had been comparatively stable in the past. However, Renminbi against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years, particularly the Japanese Yen, which is the major reason for the significant exchange differences recognized by the Group for the years ended December 31, 2001 and 2002.

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (note 36).

(g)	Fair Value

The carrying amounts and estimated fair values of significant financial assets and liabilities at December 31, 2001 and 2002 are set out below:–

	December 31,

	2001		2002
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	5,300,567	5,061,182	6,494,631	5,939,491
Obligations under finance leases	9,871,351	9,959,798	8,183,966	8,202,528
Long-term bank deposits	1,255,005	1,337,082	1,463,044	1,547,671

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONT’D)

The fair values of the long-term banks loans, obligation under finance leases and long-term bank deposits are estimated by applying a discounted cash flow approach using current market interest rates for similar indebtedness/investment.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and to related companies, trade payables, other payables and short-term bank loans are not materially different from their carrying amounts because of the short maturities of these instruments.

Investments in associates represent unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

36	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets	Liabilities
	RMB’000	RMB’000
At December 31, 2001
Forward foreign exchange contracts	5,396	—

At December 31, 2002
Interest rate swaps (note (a))	—	37,261
Forward foreign exchange contracts (note (b))	9,891	5,836

	9,891	43,097

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce risk of changes in market interest rates. The interest swaps entered into by the Group fulfill the criteria for hedge accounting and are accounted for as cash flow hedge. As of December 31, 2002, the notional amount of the outstanding interest rate swap agreements was approximately US$96 million, the related fixed interest rates varied from 3% to 4.73%, the floating rates were at three month London Inter Bank Offering Rates (“LIBOR”) plus 0.028% and six month LIBOR. For the year ended December 31, 2002, a loss of RMB37,261,000 arising from changes in the fair value of the interest rate swaps subsequent to initial recognition is recognized directly in the hedging reserve (see note 26).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DERIVATIVE FINANCIAL INSTRUMENTS (CONT’D)

(b)	Forward foreign exchange contract

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. The Group’s currency forward contracts qualify for hedging accounting and are accounted for as cash flow hedges. A net profit of RMB5,396,000 as of December 31, 2001 and a net loss of RMB1,341,000 as of December 31, 2002 arising from these foreign currency forwards was recognized in the hedging reserve (see note 26).

37	ULTIMATE HOLDING COMPANY

The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.

38	POST BALANCE SHEET DATE EVENTS

Disposal of aircraft to a subsidiary

Subsequent to the balance sheet date, the Company entered into an agreement to dispose of three A320-200 to CEA Jiangsu, a non-wholly owned subsidiary, for a total consideration of RMB998,285,000, the carrying amount of the aircraft as of December 31, 2002, as determined under the PRC Accounting Regulations.

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Differences between IFRS and U.S. GAAP which have significant effects on the consolidated profits attributable to shareholders and consolidated owners’ equity of the Group are summarized as follows:

Consolidated profit attributable to shareholders
(Amounts in thousands except per share data)

			Year Ended December 31,

			2000	2001	2002	2002
	Note		RMB	RMB	RMB	US$
As stated under IFRS			175,529	541,713	86,369	10,431
U.S. GAAP adjustments:
Reversal of revaluation deficit of fixed assets	(a	)	—	—	171,753	20,743
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a	)	130,479	94,140	20,370	2,460
Gain/(loss) on disposal of aircraft and related assets	(b	)	40,144	5,791	(26,046)	(3,146)
Change in accounting policy for aircraft overhaul expenses	(c	)	652,981	—	—	—
Others	(d	)	10,476	(11,295)	23,767	2,870
Deferred tax effect on U.S. GAAP adjustments	(e	)	(275,246)	(155,877)	(28,477)	(3,439)

As stated under U.S. GAAP			734,363	474,472	247,736	29,919

Basic and fully diluted earnings per share under U.S. GAAP			RMB0.151	RMB0.097	RMB0.051	US$0.006

Basic and fully diluted earnings per American Depository Share (“ADS”) under U.S. GAAP			RMB15.09	RMB9.75	RMB5.09	US$0.615

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39      SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Consolidated owners’ equity
(Amounts in thousands)

			December 31,

			As restated
			2001	2002	2002
	Note		RMB	RMB	US$
As stated under IFRS			7,320,308	7,379,103	891,196
U.S. GAAP adjustments:
Reversal of net revaluation surplus of fixed assets	(a	)	(977,240)	(908,873)	(109,767)
Reversal of difference in depreciation charges and accumulated depreciation and gain/loss on disposal arising from the revaluation of fixed assets	(a),	(b)	643,099	637,423	76,983
Others	(d	)	5,344	29,111	3,516
Deferred tax effect on U.S. GAAP adjustments	(e	)	49,321	20,844	2,517

As restated under U.S. GAAP			7,040,832	7,157,608	864,445

Notes:-

(a)      Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as of June 30, 1996 as part of the restructuring of the Group for the purpose of listing. As of December 31, 2002, a revaluation on the Group’s fixed assets was carried out and difference between the valuation and carrying amount was recognized.

Under U.S. GAAP, the revaluation surplus or deficit and the related difference depreciation are reversed since fixed assets are required to be stated at cost.

(b)      Disposal of aircraft and related assets

This represents the gain/loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain/loss on disposal of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus/deficit upon valuation associated with the assets disposed of.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39      SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(c)      Change in accounting policy for aircraft overhaul expenses

With effect from January 1, 2000, the Group changed its accounting policy with respect to the recognition of major overhaul expenses. Such change was reflected in the financial statements prepared under IFRS on a retrospective basis. Under U.S. GAAP, a change in accounting policy is recognized by including the cumulative effect, based on a retrospective computation, in the operating results in the period of change.

(d)       Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under U.S. GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortized, ii) transitional obligation for post retirement benefit is amortized over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortized.

(e)      Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

(f)      Segmental disclosures

The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information¨. The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group’s three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group’s management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39      SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(f)      Segmental disclosures (cont’d)

		Unaudited management operational
		information under PRC Accounting
		Regulations for the year ended
		December 31,

		2000	2001	2002
	Note	RMB’000	RMB’000	RMB’000
Traffic revenues	(i),(ii)
Domestic
Passenger		4,429,411	5,513,591	5,288,611
Cargo		233,053	234,658	235,470

Subtotal		4,662,464	5,748,249	5,524,081

Hong Kong
Passenger		1,927,860	2,024,214	1,937,313
Cargo		239,536	233,149	268,944

Subtotal		2,167,396	2,257,363	2,206,257

International	(iii)
Passenger		3,110,463	3,079,730	3,526,852
Cargo		1,719,707	1,708,194	2,014,785

Subtotal		4,830,170	4,787,924	5,541,637

Total	(iv)	11,660,030	12,793,536	13,271,975

(i)	The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in these financial statements.

(ii)	Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(iii)	The Group’s international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB1,586,071,000, RMB1,574,971,000 and RMB1,814,998,000 from its Japan routes in 2000, 2001 and 2002 respectively).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39      SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(f)      Segmental disclosures (cont’d)

(iv)	The traffic revenue figures as stated above are different from the Group’s audited PRC statutory accounts and the Group’s audited IFRS accounts due to the following reasons:-

•	The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

•	Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v)       The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

(g)      New pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after 15th June 2002. Management does not expect that the adoption of SFAS No. 143 will have a material effect on the Group’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 required gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since 1st January 2003. Management does not expect that the adoption of SFAS No. 145 will have a material effect on the Group’s financial position or results of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(g)      New pronouncements (cont’d)

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, and must be applied beginning on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Group’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after 15th December 2002. The adoption of SFAS No. 148 has not had a material effect on the Group’s financial position or results of operations.

In December 2002, Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after 31st December 2002. Management is currently evaluating the impact of recognizing such liabilities on the Group’s consolidated financial statements. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ending after 15th December 2002. Please refer to Note 32(d) for details.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after 31st January 2003. For variable interest entities created or acquired prior to 1st February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15th June 2003. Management does not expect that the adoption of FIN 46 will have a material effect on the Group’s financial position or results of operations.