Form 20-F
period 2003-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2004-06-28
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited (Translation of Registrant’s Name Into English)	The People’s Republic of China (Jurisdiction of Incorporation or Organization)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People’s Republic of China
(8621) 6268-6268
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
American Depositary Shares Ordinary H Shares, par value RMB1.00 per share	The New York Stock Exchange The New York Stock Exchange*

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

As of December 31, 2003, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

     This annual report contains translations of certain amounts into U.S. dollars solely for your convenience. Except where otherwise specified, translations of amounts from Renminbi to U.S. dollars have been made at the noon buying rate, or the Noon Buying Rate, in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of US$1.00 = RMB8.2767. You should not construe the translations as representations that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate. On June 22, 2004, the Noon Buying Rate was US$1.00 = RMB8.2766.

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

     For purpose of this annual report, references to China or the PRC do not include the Hong Kong Special Administrative Region of China, or Hong Kong, the Macau Special Administrative Region of China, or Macau, or Taiwan. References to “Chinese” should be interpreted accordingly.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	the planned expansion of our cargo operations;

•	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	our expansion plans, including acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots; and

•	the impact of unusual events on our business and operations.

     The words “anticipate”, “plan”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to our company or its management, are intended to identify some of these forward-looking statements. These forward-looking statements reflect our current view with respect to future events. Actual events or results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

•	any changes in regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of the aviation fuel;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates; and

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A. Selected Financial Data

     The selected income statement data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards, or IFRS, and audited by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. PricewaterhouseCoopers’ reports in respect of the income statements for the years ended December 31, 2001, 2002 and 2003 and the balance sheets as of December 31, 2002 and 2003 appear on page F-1 of this annual report. You should read Note 40 to our audited consolidated financial statements for a discussion of certain differences between IFRS and the generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended December 31, 2001, 2002 and 2003, and owners’ equity as of December 31, 2002 and 2003.

	Year Ended December 31,
	1999(1)	2000(1)	2001(1)	2002(1)	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$
	(millions, except per share or per ADS information)
Income Statement Data:
IFRS:
Revenues	10,163.27	11,220.06	12,152.81	13,078.99	14,277.16	1,724.98
Other operating income	294.15	223.11	127.61	226.37	2.44	0.30
Operating expenses	(9,252.58)	(10,444.21)	(11,283.32)	(12,241.90)	(14,058.14)	(1,698.52)
Operating profit	1,204.84	998.96	997.10	1,063.47	221.46	26.76
Interest income (expense), net	(965.83)	(814.49)	(814.38)	(731.39)	(712.46)	(86.08)
Profit (loss) before taxation	128.22	304.40	313.58	262.89	(589.83)	(71.26)
Profit (loss) attributable to shareholders	84.29	175.53	541.71	86.37	(949.82)	(114.76)
Basic and fully diluted earnings (loss) per share(2)	0.02	0.04	0.11	0.02	(0.20)	(0.02)
Basic and fully diluted earnings (loss) per ADS	1.73	3.61	11.13	1.77	(19.52)	(2.36)
U.S. GAAP:
Profit (loss) attributable to shareholders	319.80	734.36	474.47	247.74	(898.25)	(108.53)
Basic and fully diluted earnings (loss) per share(2)	0.07	0.15	0.10	0.05	(0.19)	(0.02)
Basic and fully diluted earnings (loss) per ADS	6.57	15.09	9.75	5.09	(18.46)	(2.23)

(1)	In 2002, certain income and expenses have been reclassified pursuant to IFRS. As a result, the numbers for the year ended December 31, 1999, 2000 and 2001 have been adjusted to reflect such reclassification. This reclassification has no effect on the profit (loss) attributable to shareholders.

(2)	The calculation of earnings (loss) per share is based on the consolidated profit (loss) attributable to shareholders and 4,866,950,000 shares in issue.

	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$
	(millions)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	1,315.20	1,422.89	1,330.98	1,944.52	1,582.78	191.23
Working capital (deficiency)	(656.82)	(858.32)	(3,162.91)	(7,436.75)	(9,941.35)	(1,201.13)
Non-current assets	24,320.39	24,725.46	25,201.24	28,150.78	33,175.44	4,008.29
Total assets	28,261.00	28,652.00	28,610.95	32,761.58	38,007.11	4,592.06
Long-term loans, including current portion	4,706.17	4,804.19	5,300.57	6,494.63	11,222.92	1,355.97
Capital lease obligations, including current portion	11,557.27	11,308.18	9,871.35	8,183.97	7,100.89	857.94
Owner’s equity	7,013.50	6,870.53	7,320.10	7,379.10	6,382.15	771.10
U.S. GAAP:
Total assets	27,194.50	28,077.50	28,297.00	32,512.00	37,789.47	4,565.77
Owner’s equity	5,923.90	6,658.30	7,040.83	7,157.61	6,209.71	750.27

Exchange Rate Information

     The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.2766 = US$1.00, on June 22, 2004. The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Average(1) Noon Buying Rate(2) (RMB per US$)	Noon Buying Rate (RMB per US$)
Period		Period	High	Low
2003	8.2772	December 2003	8.2772	8.2765
2002	8.2772	January 2004	8.2772	8.2767
2001	8.2772	February 2004	8.2773	8.2769
2000	8.2784	March 2004	8.2774	8.2767
1999	8.2785	April 2004	8.2772	8.2768
		May 2004	8.2773	8.2768

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

(2)	Noon Buying Rate in New York City for cable transfers payable in foreign currencies as certified for customs purpose by the Federal Reserve Bank of New York.

Selected Operating Data

     The following table sets forth certain operating data of our company for the five years ended December 31, 2003, which have been derived from financial information prepared in accordance with IFRS and other data provided by us and are not audited. All references in this annual report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	1999	2000	2001	2002	2003
Selected Airline Operating Data:
Capacity:
ATK (millions)	3,352.5	3,646.3	4,188.2	4,366.6	4,774.5
ASK (millions)	22,479.4	22,596.2	25,813.5	27,962.5	29,780.0
AFTK (millions)	1,329.4	1,612.6	1,865.0	1,850.0	2,094.3
Traffic:
Revenue passenger-kilometers (millions)	13,257.4	14,101.6	15,911.4	18,206.4	18,002.7
Revenue tonne-kilometers (millions)	1,873.9	2,165.3	2,373.2	2,652.2	2,907.7
Revenue passenger tonne-kilometers (millions)	1,184.6	1,261.0	1,423.4	1,629.2	1,611.1
Revenue freight tonne-kilometers (millions)	689.3	904.3	949.8	1,023.0	1,296.6
Kilometers flown (millions)	116.4	121.2	147.2	158.8	176.5
Hours flown (thousands)	174.3	180.8	220.4	234.6	259.4
Number of passengers carried (thousands)	8,754.3	9,113.3	10,371.4	11,533.1	12,040.2
Weight of cargo carried (millions of kilograms)	248.5	286.4	302.0	344.7	459.8
Average distance flown (kilometers per passenger)	1,516.0	1,547.8	1,534.2	1,578.6	1,495.2
Load Factor:
Overall load factor (%)	55.9	59.4	56.7	60.7	60.9
Passenger load factor (%)	59.0	62.4	61.6	65.1	60.5
Break-even load factor (based on ATK) (%)	52.4	57.7	54.7	59.9	63.6
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/passenger-kilometers)	0.61	0.61	0.60	0.55	0.57
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.51	2.35	2.20	2.39	2.46
Average yield (passenger and cargo revenue/ tonne-kilometers)	5.21	4.97	4.92	4.71	4.62
Unit cost (operating expenses/ATK)	2.73	2.87	2.69	2.87	2.94

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

     Government regulation

     The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among others:

•	route allocation;

•	domestic airfare;

•	the administration of air traffic control systems and certain airports; and

•	aircraft registration and aircraft airworthiness certification.

     As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

     Government ownership and control of our company

     Most of the airline companies in China are currently 100% or majority owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds approximately 61.64% of our company’s equity interest on behalf of the Chinese government. As a result, CEA Holding will be able to elect our entire board of directors and otherwise be able to control us. CEA Holding will also have sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the Chinese government as the ultimate controlling person of our company and other Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment for all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines.

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

     Insurance coverage and cost

     As a result of the September 11, 2001 events, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they significantly increased the premiums for such coverage as well as for aviation insurance in general. Our company has extended our insurance coverage purchased prior to the September 11 events to November 31, 2004. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations will be adversely affected.

     Direct air link between China’s mainland and Taiwan

     Currently, our operations on the Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. There was no such direct chartered flights in 2004 so far. Although regular direct flights between Taiwan and mainland China are still not permitted, our Hong Kong regional routes may be adversely affected if such direct flights are permitted in the future. We cannot assure you that we will obtain sufficient Taiwan-mainland China routes, or that the yields on these routes will be adequate, to offset any adverse effect on our revenues derived from our Hong Kong regional routes.

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

     Fuel supply and costs

     The availability and cost of the aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. As of May 31, 2004, the official domestic fuel price increased 16.6% compared to the price as of May 31, 2003. The international and domestic fuel prices may continue to increase in the future, in part due to the domestic turmoil in Iraq and other oil producing regions. The fuel costs accounted for approximately 21.7% of our operating expenses in 2003. In 2003, our fuel expenses increased 18.8% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, the weighted average domestic and international fuel prices paid by our company in 2003 increased by approximately 10.6% and 3.6%, respectively. Due to the highly competitive nature of the airline industry, we may be unable to pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel price may materially adversely affect our financial condition and results of operations.

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

     Future financing requirements

     We require significant amounts of external financing to meet our capital commitments for additions of and upgrades on the aircraft and flight equipment and other business expansion needs. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from Bank of China and other Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to continue to obtain bank guarantees in the future. The unavailability of Bank of China or other acceptable bank guarantees or the increased cost of such guarantees may adversely affect our ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The ability of our company to obtain financing may also be affected by our financial position and leverage as well as by prevailing economic conditions and the cost of financing generally. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.

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

     Adverse impact of unusual events

     On March 19, 2003, the United States commenced its military campaign against Iraq. The number of passengers for some of our company’s international routes, in particular, the U.S. route of our company, decreased after the commencement of the war in Iraq. The demand on our international routes may continue to decrease due in part to fears of terrorism that ensued the Iraqi war, which may materially adversely affect our financial condition and results of operations.

     From November 2002 to June 2003, China and certain other countries and regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained in China. However, new cases of SARS were reported in China since April 22, 2004. Any future outbreak of SARS or similar contagious epidemic will, among other things, significantly reduce demand for our services and will have a material adverse effect on our financial condition and results of operations.

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

     Convertibility of Renminbi

     A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. As a foreign investment enterprise approved by the PRC Ministry of Commerce, or MOC, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

     Fluctuations in exchange rates

     The value of Renminbi fluctuates and is subject to significant changes in China’s political and economic conditions. While the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable in recent years, any devaluation of Renminbi may adversely affect the value of dividends, if any, payable on our H shares in foreign currency terms. We use currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2004 and 2010. Since we may not be able to fully hedge against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations.

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

Item 4. Information on the Company.

History and Development of the Company

     Our company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hong Qiao Road, Hong Qiao International Airport, Shanghai, China, 200335. The telephone number of our principal executive office is (86-21) 6268-6268. We currently do not have an agent for service of process in the United States. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our company and EA Group. According to the restructuring arrangement, by operation of law, our company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it is formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2003, our company’s total revenue accounted for approximately 70.5% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our company and our significant subsidiaries, all of which were incorporated in China.

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

     Since our initial public offering, we have expanded our operations through acquisitions and joint ventures. In July 1998, our company and China Ocean Shipping (Group) Company jointly established China Cargo Airlines Limited, which specializes in the air freight business. Our total investment in this joint venture was approximately RMB350 million, representing 70% of the equity interest of China Cargo Airlines Limited. In addition, we purchased from EA Group the assets and liabilities relating to airline operations of China General Aviation Company, for approximately RMB88 million in November 1999. China General Aviation Company was based in Shanxi Province in China and served primarily the northern region of China. Moreover, we completed our acquisition of Air Great Wall in June 2001 and established our Ningbo Branch following the acquisition. Air Great Wall was based in Ningbo, Zhejiang Province in China and served primarily the southeastern region of China.

     In May 2002, our company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd., established Shanghai Eastern Airlines Investment Co., Ltd., or SEAI. We hold a 99% equity interest in SEAI. The joint venture serves as one of the investment vehicles of our company for our investments in other industrial projects and provides consulting services. In August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, in which our company holds a 40% equity interest. China Eastern Airlines Wuhan Limited serves primarily the market in Hubei Province. We also entered into an agreement with Rockwell Collins International Inc. of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. In order to expand our company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. Our equity interest in Eastern Jiangsu remains at 55% after the investment.

     In April 2003, we entered into a share transfer agreement with CEA Holding, pursuant to which we have acquired from CEA Holding a 45% equity interest in Eastern Aviation Import and Export Company, or EAIEC, for a consideration of approximately RMB44 million. EAIEC was a wholly-owned subsidiary of CEA Holding prior to the transaction. Under the share transfer agreement, our company and CEA Holding each undertakes to the other party that it will not establish any other entity engaging in any business similar in nature or scope to the business conducted by EAIEC. We believe that the acquisition of 45% equity interest in EAIEC could reduce our company’s cost of importing aviation raw materials and enhance our company’s profitability.

     In December 2003, we also entered into a joint venture agreement with CEA Holding to establish China Eastern Air Catering Investment Company Ltd., or CEA Catering Investment. The registered capital of CEA Catering Investment is RMB350 million. Pursuant to the joint venture agreement, CEA Holding and our company made capital contributions of approximately RMB192.5 million and RMB157.5 million, respectively. As a result, CEA Holding and our company hold a 55% and a 45% equity interest in CEA Catering Investment, respectively. CEA Catering Investment is primarily engaged in the business of providing air and ground catering services, food and beverage supplies and other related services. Our board believes that our investment in CEA Catering Investment is beneficial to our company and its shareholders, and expects it to reduce the cost incurred by our company in providing catering services and to enhance our profitability and competitiveness in the domestic aviation industry.

     In addition, also in December 2003, we entered into an equity transfer and capital increase agreement with CEA Holding and Shanghai Eastern Development Corporation Limited, or SEDC, pursuant to which our company acquired 10% of SEDC’s then equity interest and 35% of CEA Holding’s then equity interest in Shanghai Dong Mei Aviation Travel Corporation Limited, a company that is primarily engaged in the business of selling air tickets, hotel reservation, travel agency and other related services. After the transaction, our company holds a 45% equity interest in Shanghai Dong Mei. Our aggregate investment in Shanghai Dong Mei was approximately RMB14.9 million.

     On February 18, 2004, we entered into a joint venture agreement with CEA Holding to establish China Eastern Real Estate Investment Co. Ltd., or CEA Real Estate, a limited liability company established under the laws of the PRC. The registered capital of CEA Real Estate is RMB100 million. Pursuant to the joint venture agreement, CEA Holding and our company shall make capital contributions of approximately RMB95 million and RMB5 million, respectively. As a result, CEA Holding and our company hold a 95%

and a 5% equity interest in CEA Real Estate, respectively. CEA Real Estate is primarily engaged in the real estate business, including the development and sales of commercial premises and property leasing in Shanghai, China. Our board believes that the investment in CEA Real Estate is in the interests of our company and its shareholders.

     Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger. China Northwest Airlines Company is based in Xi’an, Shanxi Province in China with approximately 30 jet aircraft and serves primarily the western region of China. Yunnan Airlines Company is based in Kunming, Yunnan Province in China with approximately 26 jet aircraft and serves primarily the southwestern region of China. The airline operations currently conducted by Yunnan Airlines Company and China Northwest Airlines Company compete with our company, in particular, on the Shanghai-Wenzhou route, Shanghai-Harbin route, Shanghai-Qingdao route, Shanghai-Changsha route, Changchun-Kunming route, Changsha-Ningbo route, Changsha-Kunming route and Changsha-Nanjing route. We are discussing with CEA Holding with respect to the potential acquisition from CEA Holding of assets relating to airline operations currently conducted by Yunnan Airlines Company and China Northwest Airlines Company. However, we cannot assure you when the acquisition of relevant assets by our company can be completed or at all due to the complex procedures and uncertainties relating to our operating environment. CEA Holding has used its best efforts to reduce the competition between us and Yunnan Airlines Company or China Northwest Airlines Company, and has used its best efforts to cause Yunnan Airlines Company and China Northwest Airlines Company not to launch any new routes that compete or may compete with us.

     As part of our continuing effort to upgrade our fleet, we have disposed of old aircraft and added new aircraft to our fleet. Our aircraft dispositions have reduced the average age of our fleet. All of our aircraft are registered with the CAAC. The table below sets forth our significant aircraft dispositions and additions since December 31, 1999:

	2000	2001	2002	2003	2004(1)
Additions (Capital Leases and Purchases)	4 Airbus 320 aircraft	3 Airbus 320 aircraft 3 Boeing 737-200 aircraft	4 Boeing 737-700 aircraft	10 Airbus 320 aircraft 3 Airbus 340-600 aircraft	2 Airbus 340-600 aircraft 2 Airbus 321 aircraft 5 Airbus 320 aircraft
Additions (Operating leases)	4 Airbus 319 aircraft 2 MD-82 aircraft 1 Boeing 747-200F aircraft	4 Airbus 319 aircraft	2 Airbus 319 aircraft 2 Boeing 737-700 aircraft	5 Boeing 737-700 aircraft
Dispositions	4 MD-82 aircraft	0	2 Airbus 310 aircraft	3 Boeing 737-200 aircraft

(1)	Currently contemplated by our company.

Business Overview

     Our company is one of the three largest air carriers in China in terms of tonne-kilometers and number of passengers carried in 2003, and is the primary air carrier serving Shanghai, China’s eastern gateway. We accounted for approximately 17.0% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines in 2003. We operate primarily from Shanghai’s Hong Qiao International Airport and Pudong International Airport. In 2003, we accounted for approximately 26.8% of the total passenger traffic volume and 18.0% of the total freight volume on routes to and from Shanghai. We have been consistently ranked as one of the best Chinese airlines in terms of service quality in each of the past five years according to a poll conducted by the China Civil Aviation Association.

     Compared to 2002, our traffic volume increased by approximately 9.6% in 2003. Our passenger traffic volume decreased from 18,206.4 million passenger-kilometers in 2002 to 18,002.7 million passenger-kilometers in 2003, or 1.1%. Our cargo and mail traffic volume increased by 26.7% from 1,023.0 million tonne-kilometers in 2002 to 1,296.6 million tonne-kilometers. In 2003, our average on-time performance rate was approximately 78.4%, which was slightly lower than the industry average rate of 79.8% in China.

     Airline Operations and Route Network

     The following table sets forth our traffic revenues by activity for each of the five years ended December 31, 2003:

	1999	2000	2001	2002	2003	2003
	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of US$)
Traffic Revenues
Passengers	8,031	8,644	9,586	10,038	10,261	1,240
Cargo and mail	1,730	2,124	2,092	2,445	3,187	385

Total Traffic Revenues	9,761	10,768	11,679	12,483	13,448	1,625

     Passenger Operations

     The following table sets forth certain passenger operating statistics of our company by geographic region for each of the five years ended December 31, 2003:

	1999	2000	2001	2002	2003
Passenger Traffic (millions of passenger kilometers)	13,257	14,102	15,911	18,206	18,003
Domestic	6,229	6,326	7,512	8,516	10,302
Hong Kong	1,758	1,896	2,028	2,234	1,934
International	5,270	5,879	6,371	7,457	5,767

ASK (millions)	22,479	22,596	25,814	27,963	29,780
Domestic	11,259	10,874	12,928	13,494	15,909
Hong Kong	2,921	3,115	3,609	3,650	3,692
International	8,300	8,608	9,277	10,819	10,178

Passenger Yield (passenger revenues/passenger kilometers, in RMB)	0.62	0.61	0.60	0.55	0.57
Domestic	0.65	0.63	0.63	0.55	0.54
Hong Kong	0.98	0.99	0.95	0.86	0.84
International	0.44	0.48	0.48	0.46	0.53

Passenger Load Factor (%)	58.98	62.43	61.64	65.11	60.45
Domestic	55.33	58.20	58.10	63.11	64.75
Hong Kong	60.19	60.85	56.20	61.21	52.37
International	63.50	68.33	68.68	68.93	56.66

     The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. In 2003, our passenger operations generated revenues of approximately RMB10,261.0 million (approximately US$1,239.7 million), or approximately 76.3% of our operating revenues. We operated over 3,090 scheduled flights per week (excluding charter flights), serving a route network that covers 81 cities within China and abroad. In 2003, we operated approximately 210 routes.

     In 2003, we operated approximately 1,894 domestic flights per week on 152 routes. Our domestic routes generated approximately 54.4% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

     In 2003, we also operated approximately 400 flights per week on 14 routes to and from Hong Kong, originating from Shanghai and 13 other major cities in eastern and northern China. Our Hong Kong regional routes accounted for approximately 15.9% of our passenger revenues in 2003.

     In 2003, we operated approximately 296 international flights per week on 44 routes, serving 30 cities in 11 countries, primarily linking Shanghai to major cities in east and southeast Asian countries (Japan, Korea, India, Singapore and Thailand) and certain strategic locations in Europe, the United States and Australia. In 2003, we successively launched new passenger routes of Shanghai-Phuket and Shanghai-Melbourne. In addition, based on our detailed market studies, we terminated the relatively low-yielding passenger route of Shanghai-Munich-Madrid and increased the flight frequency on the Shanghai-Paris passenger route in order to retain European passengers. The launch of the international transit route from Sydney to Paris via Shanghai improved our capacity in providing transit services. We also enhanced our services and competitiveness on the China-U.S. routes by replacing the old MD-11 aircraft serving those routes with Airbus A340-600 aircraft acquired in 2003. Revenues derived from our operations on international routes accounted for approximately 29.6% of our passenger revenues. Revenues derived from our operations on our 11 Japan routes accounted for approximately 9.5% of our passenger revenues and approximately 32.1% of our international passenger revenues in 2003. Our Korea and Japan international routes and Hong Kong regional routes generally have been our highest yielding routes.

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

     In addition to our core Shanghai-based operations, we currently also have nine provincial hubs in eastern and northern China, each of which primarily serves, and is located in a principal commercial center of, one of the following provinces: Anhui, Jiangsu, Jiangxi, Shandong, Shanxi, Hebei, Zhejiang and Hubei. Jiangsu, Zhejiang and Shandong are among the most economically developed provinces in China. We believe that we will benefit from the level of development and growth opportunities in eastern and northern China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on certain flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub.

     Cargo and Mail Operations

     The following table sets forth certain cargo and mail operating statistics of our company by geographic region for each of the five years ended December 31, 2003:

	Year Ended December 31,
	1999	2000	2001	2002	2003
Cargo and Mail Tonne-Kilometers (millions)	689	904	950	1,023	1,297
Domestic	150	159	176	206	258
Hong Kong	44	53	48	53	81
International	496	693	726	764	958
Weight of Cargo and Mail Carried (millions of kilograms)	248	286	302	345	460
Domestic	126	133	146	170	205
Hong Kong	31	37	33	39	57
International	92	116	116	136	198
Cargo and Mail Yield (cargo and mail revenues/cargo and mail tonne-kilometers, in RMB)	2.51	2.35	2.20	2.39	2.46

     Our cargo and mail business generated revenues of approximately RMB3,187.0 million (approximately US$385.1 million) in 2003, representing approximately 23.7% of our operating revenues for the year.

     We must obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Limited also maintains seven cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes. Revenues derived from our operations on international cargo and mail routes accounted for approximately 79.0% of our total cargo and mail revenues in 2003. Revenues derived from our operations on routes to Japan accounted for approximately 23.4% of our international cargo and mail revenues in 2003. In 2003, we successively launched new cargo routes of Shanghai-Beijing-Luxembourg and Shanghai-Anchorage-Los Angeles-Seattle-Dallas-Chicago.

     The development of cargo operations is an important part of our company’s growth strategy. After the establishment of China Cargo Airlines Limited, we have converted six MD-11 passenger aircraft into freight aircraft that are designated for cargo and mail operations, three of which were converted in the second half of 2003. We also wet-leased a Boeing B747-200 freighter aircraft on short-term for our cargo operations in 2003.

Regulation

     The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

     The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfare, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

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

     Because our company provides services on international routes, we are also subject to a variety of bilateral civil air transport agreements between China and other countries. In addition, China is a contracting state as well as a permanent member of the International Civil Aviation Organization, an agency of the United Nations established in 1947 to assist in the planning and development of the international air transportation. International Civil Aviation Organization establishes technical standards for the international airline industry. China is also a party to a number of other international aviation conventions. The business operations of our company are subject to those international aviation conventions as well.

     Domestic Route Rights. Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC’s policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as our company, that have a hub located at each of the active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant’s safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC’s current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level, currently 65%, before another carrier is permitted to commence operations on such route.

     Hong Kong Route Rights. Hong Kong routes and the corresponding landing rights were formerly derived from the Sino-British air services agreement. In February 2000, the Chinese central government, acting through the CAAC, and Hong Kong signed the Air Transportation Arrangement between mainland China and Hong Kong. The Air Transportation Arrangement provides for equal opportunity for airlines based in Hong Kong and mainland China. Competition from airlines based in Hong Kong increased after the execution of the Air Transportation Arrangement. The CAAC allocates route and landing rights among the seven Chinese airlines currently permitted to fly to Hong Kong. The CAAC normally will not allocate an international route or a Hong Kong route to more than one domestic airline unless certain criteria, including minimum load factors on existing flights, are met. Although no other Chinese airline currently operates on any of our Hong Kong routes, we cannot assure you that this will remain the case.

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

     Airfare Pricing Policy. The PRC Civil Aviation Law provides that airfare for domestic routes are determined jointly by the CAAC and the agency of the State Council responsible for price control, primarily based upon average airline operating costs and market conditions. From February 1999 to March 2001, all domestic airlines were required to adhere to unified domestic airfare published by the CAAC from time to time and discounted sales were prohibited. In 2001, the CAAC gradually relaxed its control over domestic airfare pricing and, effective March 1, 2001, domestic airlines were permitted to offer discounts on several major domestic routes.

     On March 17, 2004, China’s State Council approved the Pricing Reform Plan for the Domestic Civil Aviation Industry, or the Pricing Reform Plan, effective April 20, 2004. Pursuant to the Pricing Reform Plan, the governmental authorities responsible for price control will no longer directly set the airfare for domestic routes, but will indirectly control the airfare for domestic routes by setting basic airfare levels and permitted ranges within which the actual airfare of Chinese airlines can deviate from such basic airfare levels. Chinese airlines will be able to set their own airfare for their domestic routes within the permitted ranges and adopt more flexible sales policies to promote their services.

     The CAAC and the State Development and Reform Commission will jointly publish the pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfare for domestic routes will be the published airfare implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan (the average basic airfare for domestic routes is RMB0.75 per passenger-kilometer). Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher and 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the State Development and Reform Commission will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the State Development and Reform Commission for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

     The CAAC and the State Development and Reform Commission will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, are not at a reasonable level. We expect that, as reforms continue to accelerate in 2004, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

     Under the PRC Civil Aviation Law, maximum airfare on Hong Kong and international routes is set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, the airfare is set by the airlines themselves or the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international airfare. Discount is permitted on Hong Kong and international routes. For the airline industry in China as a whole, airfare per kilometer is substantially higher for Hong Kong and international routes than for domestic routes.

     Acquisition of Aircraft and Spare Parts. Most Chinese airlines are required to purchase their aircraft, aircraft spare parts and other aviation equipment through the China Aviation Supplies Corporation, or the CASC, an entity controlled by the CAAC. However, our company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC, which is 55% owned by CEA Holding and 45% owned by our company. This gives us freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment. We are still required to obtain an approval from the State Development and Reform Commission for any import of aircraft. We generally pay a commission to China Eastern Aviation Import and Export Company in connection with these imports.

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

     All aircraft operated by Chinese airlines, other than a limited number of leased aircraft registered in foreign countries, are required to be registered with the CAAC. All of our aircraft are registered with the CAAC. All aircraft operated by Chinese airlines must have a valid certificate of airworthiness issued and annually renewed by the CAAC. In addition, maintenance permits are issued to a Chinese airline only after the maintenance capabilities of that Chinese airline have been examined and assessed by the CAAC. These maintenance permits are renewed annually. All aircraft operated by Chinese airlines may be maintained and repaired only by the CAAC certified maintenance facilities, whether located within or outside China. Aircraft maintenance personnel must be certified by the CAAC before assuming aircraft maintenance posts.

     Security. The CAAC establishes and oversees the implementation of security standards and regulations based on the PRC laws and standards established by international civil aviation organizations. Each airline is required to submit to the CAAC an aviation security handbook describing specific security procedures established by the airline for the day-to-day operations of the civil aviation and security training for staff of such airline. Such security procedures must be formulated based on the relevant CAAC regulations. Chinese airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements. We believe that our company is in compliance with all applicable security regulations.

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

     Chinese Airport Policy. Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC handed over 93 civilian airports to local provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China’s civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfare for domestic routes and 2% of international airfare for international routes. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. We were officially notified by the CAAC that effective from January 1, 2004, the CAAC no longer charges such levy. However, we cannot assure that the CAAC will not charge other similar levies in the future.

     Limitation on Foreign Ownership. The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares. Currently, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents.

     Competition

     Domestic. Domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. We expect that competition in the future from other Chinese airlines on our routes will further increase as the CAAC promotes controlled competition in order to advance the growth of the domestic airline industry as a whole. Our company competes against our domestic competitors primarily on the basis of safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our company is well-positioned to compete against our domestic competitors in the growing airline industry in China.

     There are currently approximately 20 Chinese passenger airlines operating in China, and our company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our company, Air China, which is based in Beijing, and China Southern Airlines, which is based in Guangzhou, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 100 routes and has a fleet of at least 60 jet aircraft. As of December 31, 2003, our company, Air China and China Southern Airlines accounted for approximately 69.4% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines.

     Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern Airlines and Air China, which provide transportation services on some of our routes as well, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our company also competes against virtually all of the major domestic airlines on these routes. The number of airlines operating flights to and from Shanghai has increased significantly in recent years. We also face domestic competition from Shanghai Airlines, an airline based in Shanghai which is smaller than our company. Competition between Shanghai Airlines and us has increased as Shanghai Airlines expands its long-haul capacity and operates routes to more cities served by our company.

     Hong Kong. Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Dragon Air, which is controlled by China National Aviation Corporation, or CNAC, CITIC Pacific Limited and Cathay Pacific Airways Limited. We currently operate approximately 400 flights per week on routes between 14 Chinese cities and Hong Kong. Dragon Air competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways obtained the licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay Pacific Airways commenced its services between Hong Kong and Beijing on December 2, 2003. Cathay Pacific Airways has not announced when it will commence operations on the Hong Kong-Shanghai route and the Hong Kong-Xiamen route. After Cathay Pacific Airways commences its operations on the Hong Kong-Shanghai route, we will face more intensified competition on our Hong Kong-Shanghai route. In addition to the frequency and convenience of our flights and the number of routes offered, our company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the Chinese central government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragon Air has increased the frequency of its flights on several of our Hong Kong routes and intensified the competition. At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. There was no such direct chartered flights in 2004 so far. Although regular direct flights between Taiwan and mainland China are still not permitted, our results of operation on Hong Kong routes could be adversely affected if direct flights between Taiwan and mainland China are permitted in the future. We cannot assure you that our company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any adverse effect on our revenues derived from operation on our Hong Kong routes. Our company also faces competition from Dragon Air in our Hong Kong cargo operations.

     In 1995, CNAC acquired an interest in Air Macau. Air Macau started to operate routes in 1996 between Macau and mainland China, including routes to cities in mainland China such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between mainland China and Taiwan through Macau without changing planes in Macau. Air Macau’s routes provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China. The airfare on some of Air Macau’s routes is significantly lower than airfare on our company’s comparable routes.

     International. We compete with Air China, China Southern Airlines, United Airlines and many other well-established foreign carriers on our international routes. Most of our international competitors are very well known international carriers and are substantially larger and have substantially greater financial resources than us. Many of our international competitors also have significantly longer operating history and greater name recognition than our company. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and participate in reservation systems that are more convenient than those of ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than those of ours and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. For instance, we compete with All Nippon Airways and Japan Airlines System in cargo operations on our Japan routes.

     Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with Air China, All Nippon Airways, Japan Airlines System and Northwest Airlines, Inc. on our passenger routes to Japan. Our primary competition on our flights to southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern Airlines. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, Air China and China Southern Airlines. On our European routes, our competitors include Air China, KLM-Royal Dutch Airlines, Air France and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. In September 1997, Shanghai Airlines was awarded limited international route rights by the CAAC. Our company competes in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional overseas dedicated sales offices, launched our own frequent flyer program, participated the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

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

     Maintenance Capability. We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform 2D checks on our MD-82 aircraft, 4C checks on our Airbus A320 and Airbus A340-300 aircraft, and 12C checks on our A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hong Qiao International Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our company currently employs approximately 2,696 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel participated in the manufacturer training and support programs sponsored by Airbus Industrie G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China. In September 2002, our company and Rockwell Collins International Inc. of the United States entered into a joint venture agreement to establish Collins Aviation Maintenance Service Shanghai Limited, a joint venture that is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our company and Rockwell Collins International Inc. hold 35% and 65% equity interest in the joint venture, respectively. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. We expect the joint venture company to provide supplemental avionics and other maintenance services to our company.

     In July 1996, we established a joint venture with Allied Signal Inc. in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. In 1997, our company entered into an agreement with Singapore Aviation Services Company, or SASCO, for the provision of additional maintenance services by SASCO to our company. In October 1997, we completed the construction of a maintenance hangar at Hong Qiao International Airport which has the capacity to house two widebody aircraft.

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

     All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. Our company maintains an MD-82 flight simulator at our training facility located at the Pudong district in Shanghai, which is used for both initial and recurrent training of all of our MD-82 aircraft pilots. We also use an A300-600R flight simulator and an A320 flight simulator located at the Pudong district for training of our A300-600R pilots and A320 pilots, respectively. At present, we send all other jet passenger aircraft pilots to the training center of the CAAC or abroad for flight simulator training.

     Fuel Supplies

     Fuel costs represented approximately 21.7% of our operating expenses in 2003. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

     In 2003, our fuel expenses increased 18.8% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, in 2003, the weighted average domestic and international fuel prices paid by our company increased by approximately 10.6% and 3.6%, respectively.

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

     Marketing and Sales

     Passenger Operations. Our marketing strategy with respect to passenger operations is primarily aimed at increasing our market share for all categories of air travelers. With respect to our Hong Kong and international routes, we are permitted to market our services on the basis of price. We also have limited flexibility in setting our airfare for domestic routes after the implementation of the Pricing Reform Plan in April 2004, and therefore are able to adjust our airfare in response to the market demand on our domestic routes. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully. In order to improve our customer services, we participated in joint cabin crew training and exchange programs with foreign airlines, including Asiana Airlines and Japan Airlines System.

     We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on frequency of flights between major business centers, convenient transit services and extensive sales network. We launched our “Golden

Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. We achieved our goal of one million members for our frequent flyer program before the end of 2003. In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides to our customers benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services provide more scheduled flights on the heavily traveled routes of Shanghai-Beijing and Shanghai-Hong Kong, compared with our other routes. Our “China Shuttle” services provide expedite transit services at Hong Qiao International Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, which significantly enhanced our customer service. We also maintain an extensive domestic network of sales agents and representatives in order to promote ticket sales and assist customers. In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet.

     We have entered into code-sharing arrangements with American Airlines, Japan Airlines System, Korean Airlines, Asiana Airlines, Qantas Airways and Air France. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.

     Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

     The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through approximately 200 sales agents and travel agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hong Qiao International Airport, Pudong International Airport, in downtown Shanghai and at our provincial hubs in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei and Hubei provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Kunming, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted by the availability of telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas representative offices in Brussels, Chicago, Los Angeles, Seattle, Madrid, Munich, Paris, Sydney, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okayama, Singapore, Bangkok, Seoul, Dehli and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.

     We computerize in all of our direct passenger ticket sales. All Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of approximately 20 domestic airlines. We have entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, and INFINI and AXESS of Japan, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

     Cargo Operations. We maintain a network of cargo sales agents domestically and internationally. We established domestic cargo sales offices in Dalian, Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in Hong Kong, Los Angeles, Paris and our other overseas flight destinations. We are also improving our cargo sales on passenger flights through full utilization of our existing passenger sales network.

     Ancillary Airline Activities

     In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold.

     Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hong Qiao International Airport and Pudong International Airport, including aircraft cleaning, refueling, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hong Qiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2003, we generated revenues of approximately RMB671.4 million (approximately US$81.1 million) from our airport ground services and ticket handling services.

     Patents and Trademarks

     We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole.

     We own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China.

     Insurance

     The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, on behalf of all Chinese airlines. PICC reinsures a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain amount of deductibles. The premium payable in connection with these insurance is allocated among all Chinese airlines based on the aircraft owned by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights is RMB70,000 (approximately US$8,457) per passenger, for which our company also purchases insurance. Unless there is a separate agreement applicable for flights to or from a specific country, the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929, or the Warsaw Convention, as amended by the protocol of 1955, provides that the maximum civil liability of airlines for international flights is US$20,000 per passenger. Our company is insured for the maximum international civil liability under any agreement applicable to us and under the Warsaw Convention. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Insurance coverage and cost” for more information on our company’s insurance coverage.

Description of Property

     Fleet

     We are required to obtain approvals from the State Development and Reform Commission for importing aircraft. In 2003, we purchased three Airbus A340-600 aircraft and ten Airbus A320 aircraft and acquired five Boeing B737-700 aircraft under operating leases. In addition, we wet-leased two Airbus A300-600 aircraft and two CRJ-200 aircraft from China Eastern Air Northwest Company and China Eastern Air Yunnan Company, respectively, for the period from October 1, 2003 to March 31, 2004. Also in 2003, we terminated the service of three aged Boeing B737-200 aircraft. As of May 31, 2004, we had a fleet of 102 aircraft, including 89 jet passenger aircraft that have more than 100 seats, two passenger aircraft for feeder routers and six jet freighters. The remainder of our fleet consists of smaller aircraft with limited range, used primarily for aerial photography, pesticide spraying, afforestation and other general aviation services. The following table sets forth the details of our fleet as of May 31, 2004:

	Total Number of Aircraft	Number of Aircraft Owned	Number of Aircraft under Operating Lease	Number of Aircraft under Capital Lease	Average Number of Seats	Average age (in years)(1)
Jet Passenger Aircraft:
Wide-body:
A340-600	3	3	—	—	322	0.7
A340-300	5	—	—	5	289	7.6
A300-600R	12	3	5	4	274	10.7
Boeing 737-700	11	4	7	—	142	1.5
Narrow-body:
MD-90	9	2	—	7	157	5.9
MD-82	3	—	3	—	147	13.1
A320	30	13	10	7	158	2.5
A319	10	—	10	—	122	2.9
Boeing 737-300	6	—	3	3	138	6.6

Total Jet Passenger Aircraft	89	25	38	26	179	4.7

Turbo prop:
Y5B	3	3	—	—	—	8.1
YN7	2	2	—	—	48	13.8
CRJ-200	2	—	2	—	50	1.8

Total Passenger Aircraft	96	30	40	26	173	4.7

Cargo Aircraft:
MD-11F	6	6	—	—	—	10.5

Total Fleet(2)	102	36	40	26		5.0

(1)	The average aircraft age is weighted by the number of available seats.

(2)	Excludes fleet of China Eastern Airlines Wuhan Limited and two Boeing 737-300 aircraft leased to China Eastern Airlines Wuhan Limited in early 2003.

     In 2003, our average daily aircraft utilization rate decreased by 0.6 hours to 8.0 hours per day, primarily due to the expansion of our fleet and the adoption of stricter safety standards. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2003:

	2001	2002	2003
	(in hours)
Wide-body:
MD-11	10.2	10.9	9.8
A340-600	—	—	9.9
A340-300	10.7	11.2	11.9
A300-600R	7.7	7.4	6.3
Boeing 737-700	—	10.0	9.0
Narrow-body:
MD-90	8.1	7.7	6.9
MD-82	7.9	6.6	5.4
A320	9.3	8.8	7.8
A319	—	9.1	8.4
Boeing 737-300	10.1	10.0	8.6

     Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and Airbus A340-600 aircraft are primarily used for our routes to the United States, Europe, Hong Kong, Japan and other international destinations, including Bangkok, Seoul and Singapore, and on major domestic routes to cities such as Beijing and Guangzhou. Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. MD-82 aircraft are primarily used for shorter distance domestic routes on which it is not possible to achieve high load factors with wide-body aircraft and on routes connecting to certain domestic airports which cannot accommodate the landing of wide-body aircraft. Revenues from commuter and general aviation services are immaterial to our results of operations.

     Our MD-11F aircraft are used for our cargo operations and carry cargo to Japan, Europe and the United States. Our general aviation services customers include provincial authorities in charge of agriculture, forestry and geology.

     Future Fleet Development. Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the State Development and Reform Commission. The following table summarizes our currently anticipated jet aircraft deliveries from 2004 to 2005:

	2004	2005	Total
Aircraft
A320	5	5	10
A321	2	2	4
A340-600	2	0	2
B737-800	0	3	3

Total	9	10	19

     The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as the general economic conditions, our operating results and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

     On June 11, 2004, our company signed a legally non-binding memorandum of understanding with Airbus Company in Paris, France. This memorandum of understanding sets forth our company’s intention to purchase 20 Airbus A330-300 aircraft from Airbus Company. We are still discussing with Airbus Company on detailed terms and conditions of the definitive purchase agreement, including the consideration for the proposed purchase. We are also in the process of applying for approvals from the relevant Chinese approving authorities in connection with the purchase. We plan to gradually replace our Airbus A300 aircraft with the new aircraft if we proceed with the proposed purchase in order to enhance our operating capabilities and respond to the increased market demand.

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

Item 5. Operating and Financial Review and Prospects.

     You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 40 to our consolidated financial statements.

Overview

     Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 9.3%, from 4,366.6 million ATKs in 2002 to 4,774.5 million ATKs in 2003, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 6.5%, from 27,962.5 million ASKs in 2002 to 29,780.0 million ASKs in 2003. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 9.6%, from 2,652.2 million RTKs in 2002 to 2,907.7 million RTKs in 2003.

     The historical results of operations discussed in this annual report may not be indicative of our future operating performance. Like those of other airlines, our operations substantially depend on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events and other unforeseen events. Our operations will be affected by, among other things, fluctuation of the aviation fuel price, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid. We expect depreciation expenses and operating lease expenses to increase as new aircraft and related flight equipment are acquired. Maintenance expenses may also increase as a result of acquisitions of new aircraft, although we expect to benefit from certain maintenance and fuel cost savings as older aircraft are retired and replaced.

     From November 2002 to June 2003, China and certain other countries and regions experienced the outbreak of SARS, which materially adversely affected our operations in 2003. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new cases of SARS were reported in China since April 22, 2004. Any future outbreak of SARS or similar contagious epidemic will, among other things, significantly reduce demand for our services and will have a material adverse effect on our financial condition and results of operations.

     Our financial performance is also significantly affected by factors associated with operating in a highly regulated industry, as well as a number of other external variables, including political and economic conditions in China, competition, foreign exchange fluctuations and public perceptions of the safety of air travel with Chinese airlines. Because nearly every aspect of our airline operations is subject to the regulation of the CAAC, our operating revenues and expenses are directly affected by the CAAC regulations with respect to, among other things, domestic airfare, level of commissions paid to sales agents, aviation fuel price, take-off and landing charges and route allocations. The nature and extent of airline competition and the ability of Chinese airlines to expand are also significantly affected by various CAAC regulations and policies. Changes in the CAAC’s regulatory policies, or in the implementation of such policies, are therefore likely to have a significant impact on our future operations.

     Certain Financial Information by Geographic Region

     The following table sets forth passenger revenues, passenger traffic and passenger yield by geographic region for the years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,
	2001	2002	2003
Passenger Revenues (millions of RMB)
Domestic	4,701	4,670	5,592
Hong Kong	1,921	1,911	1,627
International
Japan	1,145	1,279	978
U.S. and Europe	827	1,250	785
Other	992	928	1,279

Total Passenger Revenues	9,586	10,038	10,261

Passenger Traffic (millions of passenger-kilometers)
Domestic	7,512	8,516	10,302
Hong Kong	2,028	2,234	1,934
International	6,371	7,457	5,767

Total Passenger Traffic	15,911	18,207	18,003

Passenger Yield (RMB per passenger-kilometer)
Domestic	0.63	0.55	0.54
Hong Kong	0.95	0.86	0.84
International	0.48	0.46	0.53

Total Passenger Yield	0.60	0.55	0.57

Operating Results

2003 Compared to 2002

     Revenues. Our total operating revenues increased from RMB13,079 million in 2002 to RMB14,277 million in 2003, or 9.2%, reflecting increase in our domestic passenger and cargo revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

     Revenues from our passenger and cargo and mail transportation business increased from RMB12,482 million in 2002 to RMB13,448 million in 2003, or 7.7%. Compared to 2002, the average aircraft daily utilization decreased by 0.6 hours to 8.0 hours in 2003.

     Passenger revenues, which accounted for 76.3% of our total transportation revenues in 2003, increased from RMB10,038 million in 2002 to RMB10,261 million in 2003, or 2.2%, reflecting increase in domestic passenger revenues driven by the recovery of the domestic passenger market during the second half of 2003. Passenger revenues in the second half of 2003 were RMB6,555 million, representing an increase of 21.3% from RMB5,405 million in the second half of 2002.

     Our domestic passenger revenues, which accounted for 54.4% of our total passenger revenues, increased from RMB4,670 million in 2002 to RMB5,592 million in 2003, or 19.7%, primarily because we took advantage of the opportunities created by the recovery of the domestic passenger market during the second half of 2003 and attracted more customers. Domestic passenger revenues in the second half of 2003 were RMB3,651 million, representing an increase of 46.9% from RMB2,485 million in the second half of 2002. Compared to 2002, our domestic passenger traffic increased by 21.0% in 2003, and our domestic passenger load factor increased from 63.1% in 2002 to 64.8% in 2003. In response to the market demand, we increased capacity on our domestic routes by 17.9% in 2003. Our domestic passenger yield decreased slightly from RMB0.55 in 2002 to RMB0.54 in 2003 per passenger-kilometer, primarily due to competition in the domestic market.

     Hong Kong passenger revenues, which accounted for 15.9% of our total passenger revenues, decreased from RMB1,911 million in 2002 to RMB1,627 million in 2003, or 14.9%, primarily due to the adverse effect on the traffic volume on our Hong Kong regional routes by the outbreak and spread of a highly contagious form of atypical pneumonia, also known as severe acute respiratory syndrome, or SARS, in Hong Kong and other areas in China. Hong Kong passenger traffic decreased by 13.4% in 2003 over that of 2002. In order to increase our market share and in response to competition on our Hong Kong routes, we increased the passenger capacity on our Hong Kong routes by 1.2% in 2003. Our Hong Kong passenger load factor decreased from 61.2% in 2002 to 52.4% in 2003, and our Hong Kong passenger yield decreased from RMB0.86 in 2002 to RMB0.84 in 2003 per passenger-kilometer. The decrease in passenger load factor and passenger yield on Hong Kong routes was also attributable to competition from other airlines.

     International passenger revenues, which accounted for 29.7% of our total passenger revenues, decreased from RMB3,457 million in 2002 to RMB3,042 million in 2003, or 12.0%. The decrease in international passenger revenues mainly reflected decreased international passenger traffic caused by SARS. Starting from the end of 2002 until mid June 2003, most areas of China were affected by SARS. The SARS-related travel advice issued by the World Health Organization as well as governmental agencies and private companies of other countries significantly discouraged business travelers and tourists to travel to China. Other factors such as the Iraq war and the terrorist activities also affected the international traffic. As a result, international passenger traffic decreased by 22.7% in 2003 over that of 2002. Our international passenger capacity decreased by 5.9% in 2003 compared to 2002. Our international passenger load factor decreased from 68.9% in 2002 to 56.7% in 2003. However, our international passenger yield increased from RMB0.46 in 2002 to RMB0.53 in 2003 per passenger-kilometer primarily because the increase in customers who fly business class on our international routes and the appreciation of certain foreign currencies against Renminbi in 2003.

     We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 23.7% of our total transportation revenues in 2003, increased from RMB2,445 million in 2002 to RMB3,187 million in 2003, or 30.4%. The increase in our cargo revenues was primarily the result of our increased freight charges in response to the increased demand. The demand was driven by increased importation and exportation after China’s admission to the World Trade Organization, or WTO. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased from 1,023 million RFTKs in 2002 to 1,297 million RFTKs in 2003, or 26.7%. In response to the rapid growth in our cargo and mail operations, we successively remodeled three MD-11 passenger aircraft into freighters in the second half of 2003. Cargo yield increased from RMB2.39 in 2002 to RMB2.46 in 2003 per cargo tonne-kilometer primarily as a result of increased market demand.

     Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased from RMB596 million in 2002 to RMB829 million in 2003, or 39.0%, which is higher than the 25.8% growth rate achieved in 2002. The increase in other operating revenues in 2003 was mainly due to increase in our airport ground service revenues as a result of increased volume of imported and exported goods after China’s admission to the WTO. It is also attributable to the increase in our commission revenues generated from our ticket handling services provided to other airlines.

     Operating Expenses. Our total operating expenses increased from RMB12,242 million in 2002 to RMB14,058 million in 2003, or 14.8%, reflecting mainly increase in aviation fuel expenses, wages, salaries and benefits, other depreciation, amortization and operating lease expenses, aircraft maintenance expenses, commissions and take-off and landing charges. Our total operating expenses as a percentage of our total operating revenues increased from 93.6% in 2002 to 98.5% in 2003.

     Aviation fuel expenses increased from RMB2,564 million in 2002 to RMB3,045 million in 2003, or 18.8%, primarily as a result of increased fuel prices and the expansion of our fleet. In 2003, we consumed a total of 1,023,700 tonnes of aviation fuel, representing an increase of 8.8% compared to 2002. In 2003, due to the Iraqi war, the weighted average domestic and international fuel prices paid by our company increased by approximately 10.6% and 3.6%, respectively.

     Aircraft depreciation and operating lease expenses increased from RMB2,455 million in 2002 to RMB2,851 million in 2003, or 16.1%. Other depreciation, amortization and operating lease expenses increased from RMB400 million in 2002 to RMB495 million in 2003, or 23.7%, primarily due to the expansion of our fleet.

     The wages, salaries and benefits increased from RMB1,036 million in 2002 to RMB1,449 million in 2003, or 39.9%, mainly because our work force increased by approximately 5% compared to 2002, and in order to meet the requirements of our fleet expansion, most of our newly hired staff are pilots and cabin crew that are paid relatively high compared to our average salaries. In addition, in accordance with relevant government regulations and with reference to the policies implemented by enterprises in nearby regions, we formulated a staff housing allowance plan in 2003. The housing allowance standards under the new housing plan are higher than the standards to which we made references in 2000 in making provisions. Moreover, the number of employees who are qualified to receive housing allowance also increased in 2003. As a result, we recognized provisions of RMB340 million as of December 31, 2003, which amount is RMB260 million higher than the provisions of RMB80 million that we made in 2000. The increased amount of the provisions was fully charged to our income statement for our fiscal year ended December 31, 2003.

     Take-off and landing charges increased from RMB1,988 million in 2002 to RMB2,254 million in 2003, or 13.4%, which accounted for 16.0% of our total operating expenses in 2003, primarily due to the mandatory increase in the take-off and landing charges for domestic flights by the CAAC, effective September 1, 2002, and a 20.1% increase in 2003 in our domestic flight take-offs and landings compared to 2002.

     Aircraft maintenance expenses were RMB1,329 million in 2003, compared to RMB1,078 million in 2002, an increase of 23.3%. This increase is mainly due to increased number of aircraft and engines that were subject to overhaul in 2003, and increased maintenance of aircraft that were temporarily out of service during the period of SARS.

     Commission expenses increased from RMB380 million in 2002 to RMB465 million in 2003, or 22.5%, primarily due to commission payments to China Eastern Air Northwest Company and China Eastern Air Yunnan Company that began to sell our passenger tickets since March 2003.

     Food and beverage expenses decreased from RMB606 million in 2002 to RMB542 million in 2003, or 10.6%, primarily due to decreased provision of food and beverage during the period of SARS, and our effective control over purchases and provision of food and beverage, which is partially offset by the increased expenses resulted from the increased traffic volume on domestic routes.

     Other operating expenses increased from RMB520 million in 2002 to RMB570 million in 2003, or 9.7%. Other operating expenses included provision for obsolescence of flight equipment spare parts, maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses. The increase was mainly attributable to increase in provision for obsolescence of flight equipment spare parts and maintenance expenses for our office building in Pudong.

     Fixed assets. Our company had approximately RMB26.8 billion of fixed assets as of December 31, 2003, including aircraft and flight equipment with a value of approximately RMB23.8 billion. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.

     Valuation of fixed assets is based on market conditions and global economic factors that we may not control. The determination of fair market value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2003 and are of the opinion that the carrying amount is not materially different from the fair value of our fixed assets.

     Net Losses. The net losses attributable to shareholders was RMB950 million for the fiscal year ended December 31, 2003.

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

     Net Interest Expense and Net Other Income. Net interest expenses was RMB731 million in 2002, compared to RMB814 million in 2001. The 10.2% decrease was mainly due to the decreased principal amount and interests under aircraft finance leases as a result of expiration of three aircraft leases in 2002. Net other income increased from RMB128 million in 2001 to RMB226 million in 2002, or 77.4%. The increase in other income reflects net proceeds from sale of two Airbus A310 aircraft in 2002.

Liquidity and Capital Resources

     We finance our working capital requirements through a combination of funds generated from operations and bank loans. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services, or any delay in obtaining bank loans. As of December 31, 2002 and 2003, we had cash and cash equivalents of RMB1,945 million and RMB1,583 million, respectively. In 2002 and 2003, our net cash inflows generated from operating activities were RMB2,160 million and RMB3,267 million, respectively, while our net cash outflows used in investment activities were RMB4,543 million and RMB7,409 million, respectively. In the past two years, our primary cash requirements were for the acquisitions and upgrades of aircraft and flight equipment and debt repayments.

     In 2002 and 2003, payment of advances on aircraft and flight equipment were RMB2,600 million and RMB1,296 million, respectively, while additions of aircraft and flight equipment were RMB1,004 million and RMB5,560 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB150 million and RMB92 million in 2002 and 2003, respectively. Our net cash inflow generated from financing activities was RMB3,764 million in 2003, primarily from short-term loans.

     Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after September 1, 1999 are charged to our income statement as incurred.

     We generally operate with a working capital deficit. As of December 31, 2003, our current liabilities exceeded our current assets by RMB9,941 million, while our current liabilities exceeded our current assets by RMB7,437 million as of December 31, 2002. The increase in working capital deficit in 2003 was due to increase in short-term bank loans and the portion of long-term bank loans payable within one year. Short-term loans outstanding totaled RMB4,527 million and RMB4,632 million as of December 31, 2002 and 2003, respectively. Long-term loans outstanding totaled RMB6,495 million and RMB11,223 million as of December 31, 2002 and 2003, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB4,689 million, RMB4,164 million and RMB2,370 million, respectively, as of December 31, 2003, as compared to RMB2,971 million, RMB2,368 million and RMB1,156 million, respectively, as of December 31, 2002. The total lease obligations outstanding under our finance leases as of December 31, 2002 and 2003 were RMB8,184 million and RMB7,101 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,679 million, RMB4,039 million and RMB383 million, respectively, as of December 31, 2003, as compared to RMB3,082 million, RMB4,005 million and RMB1,097 million, respectively, as of December 31, 2002.

     We have, and in the future may continue to have, substantial debts. As of December 31, 2002 and 2003, our long-term debt to equity ratio was 1.8 and 2.6, respectively. The interest expenses associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.

Capital Expenditures

     Our aircraft orders as of December 31, 2003 included commitments to acquire two Airbus A340-600 aircraft, four Airbus A321 aircraft, ten Airbus A320 aircraft and three Boeing B737-800 aircraft to be delivered in 2004 and 2005. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2005 to be in aggregate approximately RMB7,669 million, including RMB5,130 million in 2004 and RMB2,539 million in 2005, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2003, the total value of our mortgaged assets increased by 197.5%, from RMB3,272 million as of December 31, 2002 to RMB9,735 million as of December 31, 2003. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2004. In addition, we plan to increase our investment on technology upgrade and other projects in response to technological development in the aviation industry. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Contractual Obligations and Commercial Commitments

     The following tables set forth our outstanding contractual and commercial commitments as of December 31, 2003.

		Payments Due by Period
		(RMB millions)
Contractual
Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	11,223	2,251	4,520	2,082	2,370
Finance Leases	7,101	1,692	2,435	2,591	383
Operating Leases	6,177	1,113	2,013	1,894	1,157
Unconditional Purchase Obligations	8,791	6,252	2,539	—	—
Other Long-Term Obligations	142	30	60	52	—

		Payments Due by Period
		(RMB millions)
Contractual
Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Total	33,434	11,338	11,567	6,619	3,910

		Amount of Commitment Expiration Per Period
		(RMB millions)
Other Commercial	Total Amounts
Commitments	Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of Credit	49,050	5,350	14,100	0	29,600
Standby Letters of Credit	—	—	—	—	—
Guarantees	150	150	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments(1)	—	—	—	—	—

Total	49,200	5,500	14,100	0	29,600

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

     Fixed assets — We had approximately RMB26.8 billion of fixed assets as of December 31, 2003, including aircraft and flight equipment with a value of approximately RMB24 billion. As discussed in Note 2(j) to our consolidated financial statements, fixed assets are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Independent valuations are conducted at least every five years or sooner if considered necessary by our directors. In the intervening years, our directors would review the carrying value of the fixed assets from time to time and make adjustments if the carrying value is materially different from the fair value. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges.

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

     Retirement benefits — We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f) to our consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on the management’s review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of our company. See Note 30 to our consolidated financial statements for additional information regarding the retirement benefit plans.

     Staff housing allowances — A new staff housing policy, or the New Staff Housing Policy, was approved by our board of directors in October 2003. Under the New Staff Housing Policy, our staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff's entitlement is calculated based on the years of services, area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. We recognized a provision of Renminbi 341 million as related to our present obligation for our employee’s staff housing entitlements in 2003. See Note 31(b) to our consolidated financial statements for additional information regarding the staff housing allowances.

     Deferred taxation — Deferred income tax is provided in full, using the liability method, for all significant temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Currently applicable tax rates are used to determine deferred income tax. Deferred tax assets as related to tax losses was recognized to the extent that future taxable profit will be available against which the temporary differences can be utilized. See Note 7 to our consolidated financial statements for additional information regarding the deferred taxation.

Foreign Currency Transactions

     We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$164 million, compared to US$96 million as of December 31, 2002. These interest rate swap agreements will expire between 2004 and 2010. In addition, we use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2004 and 2010.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. The exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. For example, due to the appreciation of Japanese yen and Euro against the Renminbi in 2003, we had a net exchange loss of RMB70 million in 2003, compared to a net exchange loss of RMB38 million in 2002 due to the appreciation of Japanese yen against Renminbi.

Taxation

     Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we are subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB1,163 million and RMB2,086 million as of December 31, 2002 and 2003, which can be used to set off against future taxable income and will expire between 2006 and 2008.

Inflation

     In recent years, China has not experienced significant inflation. In 2003, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.7% and 1.2% in 2001 and 2003, respectively. In 2002, China experienced a slight deflation at a rate of 0.8%. Although neither the inflation nor the deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially adversely affect our financial condition and results of operations.

U.S. GAAP Reconciliation

     Our audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Note 40 to our audited consolidated financial statements provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended, and owners’ equity as of December 31, 2002 and 2003.

New Pronouncements

     SFAS No. 132 (Revised)

     In December 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No.132 (Revised), or SFAS No.132R, “Employer’s Disclosure about Pensions and Other Postretirement Benefits” as amendment of FASB statements No. 87, 88 and 106, and a replacement of FASB Statement No.132. SFAS No.132R retains disclosure requirements of the original SFAS No.132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. The measurement and recognition guidance under original SFAS 132 has not changed. SFAS No.132R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective of fiscal years ending after June 15, 2004. Our management has adopted the disclosure provisions of SFAS No.132.

     SFAS No. 143

     In June 2001, FASB issued SFAS No.143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 is effective for fiscal years beginning after

June 15, 2002. The adoption of SFAS No.143 did not have a material effect on our company’s financial position or results of operations.

     SFAS No. 149

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No.133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of “when issued” securities or other securities that do not yet exist. The adoption of SFAS No.149 did not have any significant impact on our company’s results of operations.

     SFAS No. 150

     In June 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No.150 and still in existence at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 did not have a material effect on our company’s financial position or results of operations.

     FIN 45

     In November 2002, Financial Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”, or FIN 45, was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ending after December 15, 2002.

     FIN 46

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision to FIN No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51”, or FIN 46R.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the

Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. Our management does not expect that the adoption of FIN 46R will have a material effect on our company’s financial position or results of operations.

     EITF Issue No. 00-21

     In November 2002, the Emergency Issue Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, or EITF No.00-21. This issue addressees how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. We do not believe that this EITF will have a significant impact on our financial statements.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

     The following table sets forth certain information concerning our directors, executive officers and supervisors as of June 22, 2004. None of our directors, supervisors or members of our senior management was selected or chosen as a result of our arrangement or understanding with customers, suppliers or others. There is no family relationship between any director, supervisor or executive officer and any other director, supervisor or executive officer of our company.

Name	Age	Shares Owned	Position
Ye Yigan	61	0	Chairman of the Board of Directors
Li Fenghua	54	0	Director and President
Wan Mingwu	57	0	Director and Vice President
Cao Jianxiong	45	2,800 A shares	Director
Zhong Xiong	58	2,800 A shares	Director
Luo Zhuping	51	2,800 A Shares	Director and Company Secretary
Chen Quanxin(1)	62	2,800 A shares	Director
Hu Honggao	50	0	Independent Non-executive Director
Peter Lok	67	0	Independent Non-executive Director
Wu Baiwang	61	0	Independent Non-executive Director
Zhou Ruijin	65	0	Independent Non-executive Director
Xie Rong	52	0	Independent Non-executive Director
Li Wenxin	55	0	Chairman of the Supervisory Committee
Ba Shengji	45	2,800 A Shares	Supervisor
Zhou Rongcai(2)	59	0	Supervisor
Yang Xingen	51	0	Supervisor
Yang Jie	34	0	Supervisor
Liu Jiashun	47	0	Supervisor
Wu Yulin	55	2,800 A Shares	Vice President
Wu Jiuhong	52	0	Vice President
Yang Xu	43	0	Vice President
Zhou Liguo	55	0	Vice President
Zhang Jiangzhong	49	0	Vice President
Luo Weide	48	0	Chief Financial Officer

(1)	Mr. Chen served as a director of our company as of June 18, 2004.

(2)	Mr. Zhou served as a supervisor of our company as of June 18, 2004.

Directors and Executive Officers

     Mr. Ye Yigan is currently the Chairman of our board of directors. Mr. Ye is also the President and the deputy party secretary of CEA Holding. Mr. Ye joined the civil aviation industry in 1965. He served as a deputy chief engineer of the aircraft repair factory of the CAAC Shanghai Bureau in 1983 and was head of the same factory after 1985. In December 1987, he became a deputy director of the CAAC Eastern China Bureau. In 1992, he became the president and the deputy party secretary of CASC. In June 1996, he became the director and the party secretary of the CAAC Eastern China Bureau. From April 2001 to September 2002, he served as the president and the party secretary of EA Group. Mr. Ye became the Chairman of our board of directors since June 2001. In October 2002, he became the president and the deputy party secretary of CEA Holding. Mr. Ye graduated from China Civil Aviation Institute in Tianjin with a major in aircraft instrument maintenance. Mr. Ye holds the title of Senior Engineer.

     Mr. Li Fenghua is currently an executive director and the President of our company. Mr. Li joined the civil aviation industry in 1968. Mr. Li served as the deputy director, and subsequently the director, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li was the vice president, and then the president, of the Hubei branch of China Southern Airlines (Group). From 1996 to 2000, Mr. Li was the vice president of China Southern Airlines Company Limited and the vice president of China Southern Airlines (Group). From 2000 to October 2002, Mr. Li served as the party secretary and the vice president of China Southern Airlines Company Limited. Since October 10, 2002, Mr. Li served as the President of our company and the vice president of CEA Holding. Mr. Li graduated from China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

     Mr. Wan Mingwu is currently an executive director and a Vice President of our company. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990, he was the deputy section chief and the section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992, he was the section chief of the personnel division of China Northern Airlines. From 1992 to 1995, he was the deputy party secretary of China Northern Airlines. From 1995 to 2000, he was the party secretary of China Northern Airlines. Since December 2000, he has been the party secretary and Vice President of our company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School and holds the title of Senior Political Work Instructor.

     Mr. Cao Jianxiong is currently a director of our company. Mr. Cao is also a Vice President of CEA Holding. Mr. Cao joined the civil aviation industry in 1982 and became the president of Shanghai Eastern Airlines Development Company in 1992. He became the president of Eastern Airlines Futures Brokerage Company in 1994. In early 1996, he became the assistant president of China Eastern Airlines. In 1997, he became the vice president and the chief financial officer of our company. In December 1999, he became the vice president of EA Group. In October 2002, he became the vice president of CEA Holding. He became the party secretary of China Northwest Airlines Company in December 2002. Mr. Cao graduated from the labor economics department of the Civil Aviation Management Institute and received a Master’s degree in global economics from Eastern China Normal University’s Department of International Finance. Mr. Cao holds the title of Economist.

     Mr. Zhong Xiong is currently a director of our company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was the vice president of Transportation Services Company of the CAAC Shanghai Bureau and was the president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was a Vice President of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong served as a Vice President of our company. He became the chairman of the workers’ union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher’s College and holds the title of Economist.

     Mr. Chen Quanxin was a director of our company as of June 18, 2004. Mr. Chen joined the civil aviation industry in 1965. From 1983 until 1987, he was the deputy manager and became the manager of Transportation Services Company of the CAAC Shanghai Bureau in 1987. From the end of 1987 to 1992, Mr. Chen was the director of the administrative office of China Eastern Airlines. In 1992, Mr. Chen became the chairman of the workers’ union of China Eastern Airlines. From the end of 1996 to April 2002, he was the chairman of the workers’ union of CEA Holding. From 1997 to June 2004, Mr. Chen served as the chairman of the workers’ union of our company.

     Mr. Luo Zhuping is an executive director, the company secretary and the head of the secretariat of the board of directors of our company. Mr. Luo joined China Eastern Airlines in 1988. He was the deputy chief and then the chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was the deputy head of the share system office from 1993 to 1996. In 1997, he became our company secretary and the head of the secretariat of our board of directors. Mr. Luo participated the restructuring and privatization of our predecessor since 1993. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training program for senior managers of large state-owned enterprises organized in the U.S. by the State Economic and Trade Commission and Morgan Stanley.

     Mr. Hu Honggao is currently an independent non-executive director of our company. He is the vice-dean and professor of law at Fu Dan University School of Law, the head of the Civil and Commercial Law Research Center of Fu Dan University and a tutor of Ph.D. students majoring in civil law and commercial law at Fu Dan University. He is also a senior counsel of the Shanghai Shen Yang Law Office. Mr. Hu is a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People’s Congress, and an arbitrator of the Shanghai Arbitration Committee. Mr. Hu also serves as a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society and the vice chairman of the Shanghai Economic Law Research Society.

     Mr. Peter Lok is currently an independent non-executive director of our company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became the assistant director of the Hong Kong Civil Aviation Department. From 1985, during his tenure at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became the deputy director in 1988, and subsequently the director in 1990, of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and is currently a consultant to the Flight Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

     Mr. Wu Baiwang is currently an independent non-executive director of our company. Mr. Wu joined the civil aviation industry in 1959 and was the deputy head and subsequently the head of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was the deputy head and subsequently became the head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and the party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he served as the president of China General Aviation Corporation. He was the party secretary and a vice president of Guangzhou Baiyun International Airport Group Company and the chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

     Mr. Zhou Ruijin is currently an independent non-executive director of our company. Mr. Zhou was the deputy editor-in-chief and the East China regional director of the People’s Daily. From 1988 to 1993, Mr. Zhou was the party secretary and the deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996, he was the deputy editor-in-chief of the People’s Daily, and from 1996 to 2000, he was the deputy editor-in-chief and the East China regional director of the People’s Daily. After his retirement from the People’s Daily, Mr. Zhou served as the vice chairman of China Productivity Council and the chairman of Shanghai Productivity Council. Mr. Zhou graduated from the Journalism Department of Fu Dan University in 1962.

     Mr. Xie Rong is currently an independent non-executive director of our company. Mr. Xie is a certified accountant in China. Mr. Xie serves as the deputy director of Shanghai National Accounting Institute since October 2002. From December 1985 to March 1997, Mr. Xie was an assistant professor, and then a professor of accounting and the deputy dean of the faculty at Shanghai University of Finance and

Economics. From December 1997 to October 2002, Mr. Xie was a partner at KPMG Huazhen. Mr. Xie graduated from Shanghai University of Finance and Economics and received a doctorate degree in Economics.

     Mr. Wu Yulin is a Vice President of our company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to 1988 the head, of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of China Eastern Airlines’ Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines’ Safety Supervision Department from 1995 to 1997, the deputy pilot and the chief of the Safety Supervision Department of our company from 1997 to 1998 and the president and the party secretary of the Hebei Branch Office of our company from 1998 to 1999. Mr. Wu became a Vice President of our company in December 1999. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

     Mr. Wu Jiuhong is a Vice President of our company since April 4, 2002. He joined the civil aviation industry in 1961. From 1971 to 1973, he was a flight engineering student at the Civil Aviation Flight Institute. From 1973 to 1981, he worked in Regiment 18 of the second Civil Aviation General Flight Regiment. From 1981 to 1988, he was the secretary of the Youth League Committee and the deputy chief of the political department of Civil Aviation’s Jiangxi provincial branch. From 1988 to 1995, he was the deputy secretary of the communist party and the secretary of the discipline department of our company’s cabinet service division. From 1995 to 1997, he was the director of our company’s political department. From 1997 to April 2002, he served as the party secretary and the executive deputy general manager of our company’s Jiangxi branch. From April 2002, Mr. Wu serves as a Vice President of our company. Mr. Wu holds a Master’s degree and is a qualified senior political cadre.

     Mr. Yang Xu is a Vice President of our company since April 4, 2002. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was the president of the aircraft repair and maintenance department of China Eastern Airlines from 1993 to 1997, the vice president of the aircraft repair and maintenance base of our company from 1997 to 1998, and president and the deputy party secretary of our aircraft repair and maintenance department from 1998 to 1999. Mr. Yang became the Chief Engineer of our company in December 1999. Mr. Yang graduated from the Aircraft Production Sector of the Nanjing Aviation School and holds the title of Senior Engineer.

     Mr. Zhou Liguo is a Vice President of our company since April 5, 2004. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Pilot School from 1966 to 1967 and the Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as a squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was the deputy fleet leader of China Eastern Airlines’ Shanghai Fleet from 1988 to 1992, and the leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as the general manager and the deputy party secretary of our company’s General Flight Department. In 2000, he became the assistant president of our company, and from 2000 to 2003, he served as the president and deputy party secretary of China Cargo Airlines Limited. Mr. Zhou became our company’s chief economic official in December 2003. Mr. Zhou received university education and holds the title of First Class Pilot.

     Mr. Zhang Jianzhong is a Vice President of our company since June 18, 2004. Mr. Zhang joined the civil aviation industry in 1982. He served as an assistant at the department of planning of the CAAC Shanghai Office from April 1982 to December 1987, and the vice director of the department of planning of Shanghai Hong Qiao International Airport from December 1987 to April 1990. He served as the director of the department of planning of China Eastern Airlines. Mr. Zhang became a manager at our company’s marketing department from January 1996 to April 1999. He served as the assistant to general manager from

April 1999 to April 2003, and in the meantime, he served as the director of the department of strategy study from September 2000 to December 2001, and the general manager of our company’s computer and information center from December 2001 to May 2003. He became our chief economic official since April 2003, and the general manger of our marketing and sales department since May 2003. Mr. Zhang graduated from the Department of Machinery of Zhejiang University and received a master degree of economic management from Fudan University.

     Mr. Luo Weide is our company’s Chief Financial Officer. In 1976, Mr. Luo began his military service at the Air Force in Liuan Airport. From 1986 to 1991, he successively served as the secretary of the general party branch and the deputy bureau director of the Putuo Branch of Shanghai Municipal Tax Bureau. From 1991 to 1993, he concurrently served as the head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998, he successively served as the deputy chief accountant, chief accountant and the executive deputy general manager of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was the vice president of Shanghai Pudong Development (Group) Co., Ltd. and the chairman of the board and the general manager of Pudong Finance Company. Since 2000 he has been the chief financial officer of our company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master’s degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Supervisory Committee

     As required by the PRC Company Law and our articles of association, our company has a supervisory committee, or the Supervisory Committee, whose primary duty is the supervision of our senior management, including our board of directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

     Mr. Li Wenxin is currently the Chairman of our company’s Supervisory Committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995, he was the secretary of the disciplinary committee of China General Aviation Corporation. From 1995 to 1996, he was a deputy party secretary of China General Aviation Corporation. From 1996 to 1998, he was the deputy president of China General Aviation Corporation and, from February 1998 to June 2002, he was the party secretary and an executive deputy president of the Shanxi branch of our company. From June 2000 to September 2002, he served as the deputy party secretary and the secretary of the disciplinary committee of EA Group. Since October 2002, he served as the party secretary and a vice president of CEA Holding. Mr. Li received university education and is a qualified Senior Political Work Instructor.

     Mr. Ba Shengji is currently a supervisor of our company. Mr. Ba joined the civil aviation industry in 1978. In 1980, Mr. Ba became an accountant at the Department of Finance of the CAAC Shanghai Bureau. In 1988, he became the section head of the department of finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the department of finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of our company. From December 1997 to September 2002, he served as the head of EA Group’s auditing department. In October 2002, he became the head of CEA Holding’s auditing department. Since January 2003, he also served as the chief of CEA Holding’s disciplinary committee’s administrative office. Mr. Ba is currently the chief officer of our auditing office. Mr. Ba received university education and is a qualified auditor.

     Mr. Yang Xingen is currently a supervisor of our company. Mr. Yang was the deputy political committee member of the 1st flying battalion and the political member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the branch party secretary and the manager of China Eastern Airlines Advertisement Service Company. From October 1997 to April 2000, he was the deputy party secretary, the secretary of the disciplinary committee and the political director of the Shanghai flying squadron of China Eastern Airlines. From April 2000 to August 2002, he was the deputy secretary of the disciplinary committee and the director of the supervision office. From April 2002, he served as the deputy secretary of the disciplinary committee of China Eastern Airlines. Mr. Yang graduated from the faculty of mechanics of the Second Aviation Mechanics School of the Air Force.

     Mr. Zhou Rongcai was a supervisor of our company as of June 18, 2004. Mr. Zhou joined the civil industry in 1972. From 1979 to 1987 he was an instructor with the 5th Fleet (3rd Team) of the CAAC. From 1987 to 1992 he was an instructor and a deputy political commissar with the Shanghai Fleet (3rd Team) of China Eastern Airlines. From 1992 to 1996 he was the deputy department head of the organization department of China Eastern Airlines. From 1996 to 1997, he was the head of the general office of the China Eastern workers’ union. From 1997 to June 2004, he was the head of the general office and the vice chairman of the workers’ unions of our company and CEA Holding. Mr. Zhou graduated from the Shanghai Air Force Political Academy.

     Ms. Yang Jie is currently a supervisor of our company. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998, she was the electronic technology supervisor of the technology office and the Communist Youth League secretary of the overhaul department at the aircraft maintenance base of our company. From 1998 to September 2000, she was the Communist Youth League deputy secretary of the aircraft maintenance base of our company. She served as the deputy secretary of our company’s Communist Youth League from September 2000 to July 2002 and the secretary of our company’s Communist Youth League from August 2002. Since January 2003, she also served as the secretary of the Communist Youth League of CEA Holding. Ms. Yang graduated with a major in aviation electronics from China Civil Aviation Academy. She also received a Master’s degree in business management from Sunny Management Academy at Donghua University. She is a qualified engineer.

     Mr. Liu Jiashun is currently a supervisor of our company. From 1993 to 1999, Mr. Liu was the party secretary, a deputy president and the secretary of the disciplinary committee of China Aviation Fuel Hainan Company. He also served as the chairman of the board and the president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999, he was also in charge of fuel supply engineering at the Meilan Airport of Haikou, Hainan Province, and served as the director of Meilan Airport Co., Ltd. and the vice chairman of the board and the president of Meilan Industrial Co., Ltd. From 1999 to 2000, he was the deputy party secretary of China Aviation Fuel East China Company. He is currently the deputy party secretary and the secretary of the disciplinary committee of the Eastern China branch of China Aviation Fuel Company. Mr. Liu is a graduate student and has qualifications as a political work instructor.

B. Compensation

     The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2003 for services performed as directors, supervisors and officers or employees of our company was approximately RMB613,000. In addition, directors and supervisors who are also officers or employees of our company receive certain other in-kind benefits which are provided to all of our employees. Our company does not have any bonus or profit sharing plan or any stock option plan.

C. Board Practices

     All directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. The directors and supervisors may serve consecutive terms. Two of the supervisors are employee representatives appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our directors, executive officers and supervisors have held their position and the expiration of their current term.

Name	Held Position Since	Expiration of Term
Ye Yigan	June 30, 2001	June 18, 2007
Li Fenghua	June 20, 2003	June 18, 2007
Wan Mingwu	June 30, 2001	June 18, 2007
Cao Jianxiong	June 30, 2001	June 18, 2007
Zhong Xiong	June 30, 2001	June 18, 2007
Luo Zhuping	June 18, 2004	June 18, 2007
Chen Quanxin	June 30, 2001	June 18, 2004
Hu Honggao	June 30, 2001	June 18, 2007
Peter Lok	June 30, 2001	June 18, 2007
Wu Baiwang	June 30, 2001	June 18, 2007
Zhou Ruijin	June 30, 2001	June 18, 2007
Xie Rong	June 20, 2003	June 18, 2007
Li Wenxing	June 30, 2001	June 18, 2007
Ba Shengji	June 30, 2001	June 18, 2007
Zhou Rongcai	June 30, 2001	June 18, 2004
Yang Xingen	June 18, 2004	June 18, 2007
Yang Jie	June 30, 2001	June 18, 2007
Liu Jiashun	June 30, 2001	June 18, 2007
Wu Yulin	June 30, 2001	June 18, 2007
Wu Jiuhong	April 4, 2002	June 18, 2007
Yang Xu	April 4, 2002	June 18, 2007
Zhou Liguo	April 5, 2004	June 18, 2007
Zhang Jiangzhong	June 18, 2004	June 18, 2007
Luo Weide	June 30, 2001	June 18, 2007

     None of our directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our company to pay any benefits as a result of termination of their services.

     Our board of directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. The audit committee currently consists of Mr. Xie Rong, an independent non-executive director and the chairman of the audit committee, Mr. Cao Jianxiong, a representative of CEA Holding, and Mr. Hu Honggao, an independent non-executive director of our company. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our company is also directly responsible for the appointment, compensation, retention and oversight of our outside auditors, including resolving disagreements between management and the auditor regarding financial reporting. The outside auditors report directly to the audit committee. The audit committee holds at least two meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. Our company provides appropriate funding, as determined by the audit committee, for payment of compensation to the outside auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

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

D. Employees

     Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our company does not have any bonus or profit sharing plan or any stock option plan. See Notes 30 and 31 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2001, 2002 and 2003, respectively:

	As of December 31,
	2001	2002	2003
Pilots	1,345	1,423	1,516
Flight attendants	1,596	1,531	1,817
Maintenance personal	2,696	2,826	2,696
Sales and marketing	1,945	1,799	2,172
Other	7,371	8,140	8,234
Total	14,953	15,719	16,435

E. Share Ownership

     See Item 6.A and Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

     The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2003 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

		Amount	Percent of	Percent of Total
Title of Class	Identity of Person or Group	Owned	Class	Shares
Domestic Shares	CEA Holding	3,000,000,000	90.91%	61.64%
H Shares	HKSCC Nominees Limited(1)	1,468,833,363	93.74%	30.18%

(1)	As custodian of the Depositary for American Depositary Shares representing H Shares.

     CEA Holding has held 61.64% of our issued and outstanding capital stock since its establishment in October 2002, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of December 31, 2003 and June 22, 2004, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2003 and June 22, 2004, there were, respectively, 77 and 74 registered holders of American depositary receipts evidencing 1,097,660 and 1,200,040 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

     Our company is currently a majority-owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of the CAAC. The CAAC has no direct shareholding or equity interest in our company or CEA Holding. CEA Holding’s shareholding in our company is in the form of ordinary domestic shares, through which it, under the supervision of the CAAC, enjoys the shareholders’ rights and benefits on behalf of the Chinese government.

B. Related Party Transactions

Relationship with the CAAC and its Affiliates

     We have from time to time conducted transactions, as described below, with the CAAC and its affiliates and may continue to do so.

     (i) We pay take-off and landing fees to airports in China. For the years ended December 31, 2001, 2002 and 2003, we paid take-off and landing fees in China of approximately RMB937 million, RMB982 million and RMB1,373 million, respectively.

     (ii) We purchase domestic aviation fuel from CAOSC at prices determined by the CAAC. For the years ended December 31, 2001, 2002 and 2003, we paid CAOSC approximately RMB1,739 million, RMB1,616 million and RMB2,129 million, respectively, in connection with purchases of the domestic aviation fuel.

     (iii) We pay commissions to the CAAC and other Chinese airlines with respect to our air tickets sold by the CAAC’s sales offices and such airlines at a rate of 3% for domestic tickets and 9% for international tickets of the price of the tickets sold. For the years ended December 31, 2001, 2002 and 2003, we paid commissions of approximately RMB52 million, RMB48 million and RMB41 million, respectively.

     (iv) We receive commission income from other Chinese airlines in connection with their air tickets sold by us at a rate of 3% for domestic tickets and 9% for international tickets of the price of tickets sold. For the years ended December 31, 2001, 2002 and 2003, we received commission income of approximately RMB9.9 million, RMB6.5 million and RMB4.1 million, respectively.

     (v) We pay domestic aviation infrastructure levies collected on behalf of the CAAC, which are calculated based on our annual gross traffic revenue. The total amounts of these levies collected by us on behalf of the CAAC were approximately RMB370 million, RMB431 million and RMB130 million as of December 31, 2001, 2002 and 2003, respectively. Certain of these levies remain payable to the CAAC. Those payables are unsecured, interest-free and have no fixed terms of repayment. See Note 35 to our consolidated financial statements for more details.

     (vi) We pay insurance premium through the CAAC who entered into the insurance policy on behalf of our company. For the years ended December 31, 2001, 2002 and 2003, the total amounts of these payments were approximately RMB83 million, RMB179 million and RMB157 million, respectively.

Relationship With CEA Holding and Associated Companies

     We enter into transactions from time to time with CEA Holding and its subsidiaries.

     (A) Demerger Agreement

     EA Group and our company entered into a demerger agreement on April 14, 1995, or the Demerger Agreement, for the purpose of defining and allocating the assets and liabilities between EA Group and our company. To give effect to the intent and provisions of the Demerger Agreement, EA Group and our company have entered into a Supplemental Agreement to the Demerger Agreement, dated December 5, 1996, whereby the parties agreed to indemnify each other in respect of all claims arising from or in respect of the assets and liabilities which they have respectively assumed pursuant to the restructuring and by reference to the division of assets and liabilities determined as of January 1, 1994. After the establishment of CEA Holding in October 2002, CEA Holding has assumed the rights and liabilities of EA Group under the Demerger Agreement.

     (B) Related Business Transactions

     As our company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Each of these agreements is non-exclusive, although we do not currently intend to enter into any equivalent contracts with third parties.

     (i) Eastern Aviation Import and Export Company, or EAIEC, a 55% owned subsidiary of CEA Holding.

     Our company and EAIEC have extended our agreement dated January 7, 1997 regarding the import and export of aircraft-related accessories, machinery and equipment for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to EAIEC for the import and export of aircraft-related accessories, machinery and equipment were approximately RMB1,137 million, RMB3,435 million and RMB3,101 million, respectively, inclusive of handling charges of 0.1% to 2% above the contract prices paid to EAIEC.

     We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed terms of repayment. See Note 35 to our consolidated financial statements for more details.

     (ii) Eastern Aviation Advertising Service Company, or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

     Our company and Eastern Advertising have extended our agreement dated December 30, 1996 regarding the provision of advertising services for a term of ten years commencing from June 30, 1999. For the years ended December 2001, 2002 and 2003, the amounts paid by us to Eastern Advertising for advertising services were approximately RMB7 million, RMB4.8 million and RMB2.7 million, respectively.

     (iii) Shanghai Eastern Air Catering Co. Ltd., or Eastern Catering, a 60% subsidiary of CEA Holding. The remaining 40% is owned by Hong Kong Shanghai Air Catering Co. Ltd., an independent third party.

     Our company and Eastern Catering have extended our agreement dated December 30, 1996 regarding the sale and purchase of in-flight meals for flights originating in Shanghai for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to Eastern Catering for the supply of in-flight meals were approximately RMB101 million, RMB117 million and RMB97 million, respectively.

     (iv) Eastern Air Group Finance Co. Ltd., or Eastern Finance, which is 75% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

     Our company has extended our agreement with Eastern Finance dated January 8, 1997 regarding the provision of banking and other financial services such as credit facilities, financial guarantees and credit references for a term of ten years commencing from June 30, 1999. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. We had short-term deposits placed with Eastern Finance as of December 31, 2001, 2002 and 2003 amounting to RMB281 million, RMB95 million and RMB214 million, respectively, which paid interest at the rates of 0.99% per annum, 0.72 per annum and 0.72 per annum, respectively.

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

     (v) Shanghai Eastern General Corporation, or Eastern General, a wholly-owned subsidiary of CEA Holding.

     Our company and Eastern General have extended our agreement dated December 31, 1996 regarding the provision of in-flight hygiene and cleaning services for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to Eastern General for in-flight hygiene and cleaning services were approximately RMB15.3 million, RMB1.7 million and RMB20.6 million, respectively.

     (vi) Shanghai Eastern Air Industrial Corporation, or Eastern Industrial, a wholly-owned subsidiary of CEA Holding.

     Our company and Eastern Industrial have extended our agreement dated December 30, 1996 regarding the provision of maintenance services, cabin supplies and food and beverage supplies for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to Eastern Industrial for such services were approximately RMB24 million, RMB35 million and RMB20 million, respectively.

     (vii) TravelSky, which is 33% owned by CEA Holding.

     We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the years ended December 31, 2001, 2002 and 2003, we paid ticket reservation service charges to TravelSky of approximately RMB56 million, RMB73 million and RMB72 million, respectively.

     (viii) Qilu Eastern Air Catering Co. Limited, or Qilu, a 65% subsidiary of CEA Holding.

     Our company and Qilu have extended our agreement dated December 31, 1996 regarding the sale and purchase of in-flight meals and beverages for flights originating in Shandong province for a term of ten years commencing from June 30, 1999. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to Qilu for the purchase of in-flight meals and beverages were approximately RMB6 million, RMB9 million and RMB5 million, respectively.

     (ix) Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly-owned subsidiary of CEA Holding.

     Our company and SEAEMC have extended our agreement dated December 31, 1996 regarding the sale and purchase of aviation equipment for a term of ten years commencing from June 30, 1999. SEAEMC was established in 1996. SEAEMC’s predecessor was Shanghai Civil Aviation Maintenance and Engineering Company. For the years ended December 31, 2001, 2002 and 2003, the amounts paid by us to SEAEMC for the sale and purchase of aviation equipment were approximately RMB6 million, RMB8 million and RMB3 million, respectively.

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

     (C) Leases

     Our company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises located at 2550 Hong Qiao Road, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group’s rights and liabilities under those lease agreements after its establishment.

C. Interests of Experts & Counsel

     Not applicable.

Item 8. Financial Information.

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

C. Dividends and Dividend Policy

     With respect to the fiscal year ended December 31, 2001, our shareholders’ meeting approved the payment of a cash dividend of RMB0.02 per share (including tax). For the fiscal year ended December 31, 2002 and 2003, our board of directors recommended no dividend. The declaration and payment of dividends for years following 2003 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our directors may deem relevant. Holders of our H shares will receive the equivalent amount of cash dividend declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

D. Significant Post Financial Statements Events

     In February 2004, our company contributed 2,450,000 U.S. dollars to the registered capital of Collins Aviation Maintenance Service Shanghai Limited pursuant to the joint venture agreement with Rockwell Collins International Inc. entered into by the parties in September 2002. Collins Aviation Maintenance Service Shanghai Limited is a joint venture principally engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in the PRC. The registered capital of the joint venture is RMB57,943,000. Our company and Rockwell Collins International Inc. hold a 35% and 65% equity interest in the joint venture, respectively.

Item 9. The Offer and Listing.

     The principal trading market for our H shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H shares, have been issued by The Bank of New York as the Depositary and are listed on the New York Stock Exchange under the symbol “CEA”. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H shares or ADSs.

     The table below sets forth certain market information relating to our H shares and ADSs in respect of the period from February 4, 1997 to May 31, 2004.

	Price per H Share		Price per ADS
	(HK$)		(US$)
	High	Low	High	Low
1999	1.21	0.39	15.44	5.00
2000	1.62	0.68	20.00	8.50
2001	1.41	0.66	17.75	8.75
First Quarter 2002	1.18	0.98	14.53	12.50
Second Quarter 2002	1.40	1.20	17.66	13.50
Third Quarter 2002	1.48	1.02	18.50	13.05
Fourth Quarter 2002	1.08	0.80	13.60	11.00
2002	1.48	0.80	18.50	11.00
First Quarter 2003	1.15	0.88	14.37	11.60

	Price per H Share		Price per ADS
	(HK$)		(US$)
	High	Low	High	Low
Second Quarter 2003	1.12	0.74	14.39	9.6
Third Quarter 2003	1.27	0.95	15.65	12.5
Fourth Quarter 2003	1.39	1.14	18.33	15.01
December 2003	1.38	1.29	18.01	16.97
January 2004	1.48	1.28	19.22	17.38
February 2004	1.84	1.31	23.22	17.03
March 2004	1.74	1.36	22.49	17.83
April 2004	1.63	1.35	21.27	17.82
May 2004	1.64	1.28	20.28	16.74

     As of December 31, 2003 and June 22, 2004, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2003 and June 22, 2004, there were, respectively, 77 and 74 registered holders of American depositary receipts evidencing 1,097,660 and 1,200,040 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic shares were also outstanding as of June 22, 2004. As domestic shares can only be held by Chinese domestic investors, there were no non-Chinese holders of record.

Item 10. Additional Information.

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     The section entitled “Description of Capital Stock” contained in our registration statement on Form F-1 (File No. 333-6260) filed with the Securities and Exchange Commission is hereby incorporated by reference.

C. Material Contracts

     For a summary of any material contract entered into by our company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major shareholders and Related Party Transactions”. In addition, we also entered into an aircraft purchase agreement with Airbus, as the seller, and EAIEC, as the import agent, on March 26, 2002, which was filed as an exhibit to our 20-F annual report for the year ended December 31, 2001.

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

     In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange received by such enterprises must be sold to authorized foreign exchange banks in China. A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the SAFE, is obtained. As a foreign investment enterprise approved by the MOC, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

     Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the H shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and on individuals at a maximum rate of 16.0% with effect from April 1, 2004. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

United States Federal Income Taxation.

     United States Federal Income Taxation

     This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of H shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds H shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

     You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     You are a “non-U.S. holder” if you are beneficial owner of H shares or ADSs and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign partnership.

     You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of H shares and ADSs in your particular circumstances.

     This discussion addresses only United States federal income taxation.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of H shares represented by those ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally will not be subject to United States federal income tax.

     Taxation of Dividends

     U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold H shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to H shares or ADSs generally will be qualified dividend income. You must include any Chinese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of H shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

     The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the Hong Kong dollar/U.S. dollar spot rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain.

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

     Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of H shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     Taxation of Capital Gains

     U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

     Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your H shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     PFIC Rules. We believe that we should not be treated as a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your H shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your H shares or ADSs; and

•	any excess distribution that we make to you (generally, any distribution to you during a single taxable year that is greater than 125% of the average annual distributions received by you in respect of the H shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the H shares or ADSs).

     Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the H shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own H shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your H shares or ADSs at the end of the taxable year over your adjusted basis in your H shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your H shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the H shares or ADSs will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election you make with regard to H shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

     The interest rates of our loans are fixed and therefore the risk of fluctuation of interest rates is not significant. However, the fluctuation of the interest rates would affect the estimated fair value of our long-term and other loans as of December 31, 2003. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$164 million. These interest rate swap agreements will expire between 2004 and 2010. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2003 are set forth as follows:

RMB’000
Carrying amounts	11,222,923
Estimated fair value	10,131,805
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	221,015
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	232,702

Foreign Currency Exchange Rate Risk

     Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in US dollars, Japanese yen or Euro. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2004 and 2010.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. China adopts a floating rate exchange system with control. The exchange rate between Renminbi and US dollars had been comparatively stable in the past. However, the exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. This is the major reason for the significant exchange loss recognized by our company for the year ended December 31, 2003. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2003 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
Decrease/increase by
RMB’000
US dollar appreciates/ (depreciates) by 1%	33,211
Japanese yen appreciates/ (depreciates) by 1%	4,827
Euro appreciates/ (depreciates) by 1%	731

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

     At our annual general shareholders’ meeting held on June 18, 2004 in Shanghai, China, resolutions with respect to amendments to our articles of association have been passed.

     Amendments to Article 65. Pursuant to the amendments, if a shareholder is a recognized clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto or re-enactment thereof, it may authorise such person or persons as it thinks fit to act as its representative (or representatives) at any shareholders’ general meeting or any meeting of any class of shareholders provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of our company.

     New Article 70(A). This new article provides that directors will be elected at shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at shareholders’ general meetings, the number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the shareholders’ general meetings based on the number of votes the director candidates receive.

     Amendments to Article 71 and Article 90. Pursuant to the amendments, if any shareholder (including his or her proxy) who is required under relevant rules governing the listing of securities to abstain from voting on any particular resolution or is restricted to vote only for or against any particular resolutions fails to comply with any such requirement or restriction, his or her vote shall not be counted towards the voting results.

     Amendments to Article 95. Pursuant to the amendments, the director candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with our company on, at the earliest, the day after the despatch of the relevant notice of shareholders’ general meeting appointed for the election and seven days before the date of the shareholders’ general meeting.

Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures.

     Our President and Chief Financial Officer have evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. They have concluded that, as of the date of evaluation, our company’s disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within our company.

     Item 16A. Audit Committee Financial Expert.

     Our board of directors has determined that Mr. Xie Rong, the chairman of our audit committee, is the independent financial expert serving on our audit committee.

     Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to our directors, supervisors, President, Chief Financial Officer and other senior managers of our company. We have filed this code of ethics as an exhibit to this annual report.

     Item 16C. Principal Accountant Fees and Services

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2003:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2002	5,374,200	0	0	0
2003	5,674,200	0	0	0

     Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

     Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

     Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

Item 17. Financial Statements.

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

     Reference is made to pages F-1 to F-58.

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (English translation).
2.1	Specimen Certificate for the H Shares.(1)
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)
4.1	Office Space Lease Agreement between the Company and Eastern Air Group Company (together with English translation).(1)
4.8	Employee Housing Lease Agreement between the Company and Eastern Air Group Company (together with English translation).(1)
8.1	List of subsidiaries of the Registrant.
11.1	Code of Ethics (English translation).
12.1	Certification of President pursuant to Rule 13a-14(a).
12.2	Certification of CFO pursuant to Rule 13a-14(a).
13.1	Certification of President pursuant to Rule 13a-14(b).
13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED
By:	/s/ Ye Yigan
	Name:	Ye Yigan
	Title:	Chairman of the Board of Directors

Date: June 28, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated balance sheets of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in owner’s equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards on Auditing and Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited and its subsidiaries at December 31, 2002 and 2003, and the results of their operations, changes in owner’s equity and their cash flows for each of the three years ended December 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of the operations for the three years ended December 31, 2003 and the determination of consolidated owner’s equity as of December 31, 2002 and 2003, to the extent summarized in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
April 5, 2004

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands except for per share data)

		Year Ended December 31,
	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$
					(note 2a)
Traffic revenues
Passenger		9,586,941	10,037,830	10,261,027	1,239,749
Cargo and mail		2,091,669	2,444,667	3,186,984	385,055
Other operating revenues		474,198	596,492	829,147	100,178

Turnover	3 & 34	12,152,808	13,078,989	14,277,158	1,724,982
Other operating income, net	4	127,608	226,373	2,442	295
Operating expenses
Wages, salaries and benefits	5	(772,896)	(1,035,853)	(1,449,054)	(175,076)
Take-off and landing charges		(1,702,899)	(1,987,835)	(2,254,456)	(272,386)
Aircraft fuel		(2,613,187)	(2,563,701)	(3,044,956)	(367,895)
Food and beverages		(567,168)	(605,894)	(541,669)	(65,445)
Aircraft depreciation and operating leases		(2,403,752)	(2,455,403)	(2,851,047)	(344,467)
Other depreciation, amortization and operating leases		(358,120)	(400,291)	(495,079)	(59,816)
Aircraft maintenance		(966,750)	(1,077,764)	(1,329,304)	(160,608)
Commissions		(487,009)	(379,674)	(465,147)	(56,200)
Office and administration		(849,217)	(1,044,113)	(1,057,500)	(127,768)
Revaluation deficit of fixed assets		—	(171,753)	—	—
Other		(562,319)	(519,614)	(569,925)	(68,859)

Total operating expenses		(11,283,317)	(12,241,895)	(14,058,137)	(1,698,520)

Operating profit		997,099	1,063,467	221,463	26,757
Finance costs, net	6	(814,375)	(731,389)	(712,458)	(86,080)
Exchange gain/(loss), net		126,313	(37,518)	(70,325)	(8,497)
Share of results before tax of associates	16	4,546	(31,666)	(28,511)	(3,444)

Profit/(loss) before taxation		313,583	262,894	(589,831)	(71,264)
Taxation	7(a)	261,454	(54,438)	(247,554)	(29,910)

Profit/(loss) after taxation		575,037	208,456	(837,385)	(101,174)
Minority interests	29	(33,324)	(122,087)	(112,431)	(13,584)

Profit/(loss) attributable to shareholders		541,713	86,369	(949,816)	(114,758)

Basic and diluted earnings/(loss) per share	8	RMB0.111	RMB0.018	(RMB0.195)	(US$0.024)

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003
(Amounts in thousands)

			December 31,
	Note		2002	2003	2003
			RMB	RMB	US$
					(note 2a)
ASSETS
Current assets
Flight equipment spare parts less allowance for obsolescence (2002: RMB347,198; 2003: RMB400,534)			556,376	552,172	66,714
Trade receivables less allowance for doubtful accounts (2002: RMB69,141; 2003: RMB83,663)		10	965,226	1,325,677	160,170
Prepayments and other receivables		11	815,049	1,262,173	152,497
Short-term investments		12	290,000	—	—
Short-term deposits with an associate	35(a)(iii)		94,502	214,241	25,885
Cash and bank balances			1,889,647	1,477,409	178,502

Total current assets			4,610,800	4,831,672	583,768
Fixed assets		13	20,465,950	26,838,903	3,242,706
Construction in progress		14	413,812	219,788	26,555
Lease prepayments		15	867,368	847,319	102,374
Investments in associates		16	331,570	626,084	75,644
Goodwill and negative goodwill		17	40,707	38,505	4,652
Advances on aircraft and flight equipment		18	3,227,720	2,239,893	270,626
Other long-term receivables and investments		19	2,223,768	1,962,362	237,095
Deferred tax assets	7	(d)	569,997	399,771	48,301
Derivative assets		37	9,891	2,814	340

Total assets			32,761,583	38,007,111	4,592,061

LIABILITIES AND EQUITY
Current liabilities
Trade payables		20	64,523	109,242	13,199
Sales in advance of carriage			700,714	926,453	111,935
Other payables and accrued expenses		21	2,791,033	4,299,989	519,530
Current portion of obligations under finance leases		23	2,247,059	1,692,084	204,439
Current portion of long-term bank loans		24	1,261,902	2,250,734	271,936
Notes payable			411,250	756,490	91,400
Tax payable			44,560	106,113	12,821
Short-term bank loans		25	4,526,509	4,631,918	559,633

Total current liabilities			12,047,550	14,773,023	1,784,893
Obligations under finance leases		23	5,936,907	5,408,802	653,497
Long-term bank loans		24	5,232,729	8,972,189	1,084,030
Deferred tax liabilities	7	(d)	802,822	740,112	89,421
Accrued aircraft overhaul expenses		22	243,684	191,384	23,123
Long-term portion of other payable		28	142,250	121,860	14,723
Post-retirement benefit obligations	30	(b)	528,924	545,771	65,941
Long-term portion of staff housing allowances	31	(b)	—	254,669	30,770
Derivative liabilities		37	43,097	94,437	11,410

Total liabilities			24,977,963	31,102,247	3,757,808
Commitments and contingent liabilities		33	—	—	—
Minority interests		29	404,517	522,713	63,155

Owner’s equity			7,379,103	6,382,151	771,098

Total liabilities and owner’s equity			32,761,583	38,007,111	4,592,061

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands)

	Year Ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
				(note 2a)
Cash flows from operating activities
Profit/(loss) attributable to shareholders	541,713	86,369	(949,816)	(114,758)

Adjustments to reconcile profit/(loss) attributable to shareholders to net cash from operating activities:
Depreciation of fixed assets	1,719,777	1,710,811	1,974,462	238,557
(Gains)/losses on disposals of aircraft and flight equipment	(1,866)	(115,904)	28,767	3,476
Losses on disposals of other fixed assets	10,643	27,129	4,811	581
Gain on disposal of short-term investments	—	—	(21,920)	(2,648)
Amortization of lease prepayments	26,615	20,128	20,049	2,422
Amortization of bond discount	(37,355)	(40,358)	(43,603)	(5,268)
Amortization of value added tax capitalized	15,832	16,017	12,245	1,479
Write back of provision for post-retirement benefits upon curtailment of medical benefits	(95,975)	—	—	—
Provision for post-retirement benefits	78,953	23,614	20,844	2,519
Amortization of goodwill and negative goodwill	3,641	2,202	2,202	266
Revaluation deficit of fixed assets	—	171,753	—	—
Foreign exchange (gains)/losses	(122,614)	52,207	77,850	9,406
Share of results after tax of associates	(3,163)	32,613	32,738	3,955
Minority interests	33,324	122,087	112,431	13,584
Movements in:
Flight equipment spare parts	(65,786)	(91,543)	4,204	508
Trade receivables	519,734	(179,392)	(360,451)	(43,550)
Prepayments and other receivables	(1,060)	(176,609)	184,761	22,323
Trade payables	(83,784)	16,406	44,719	5,403
Sales in advance of carriage	(90,927)	55,088	225,739	27,274
Other payables and accrued expenses	328,607	346,336	1,759,628	212,600
Interest accrued on a long-term payable	6,693	10,802	9,610	1,161
Tax payable	14,810	37,611	61,553	7,437
Deferred taxation	(267,754)	(17,570)	118,797	14,353
Long-term portion of accrued aircraft overhaul expenses	(31,302)	50,681	(52,300)	(6,319)

	1,957,043	2,074,109	4,217,136	509,519

Net cash inflow from operating activities	2,498,756	2,160,478	3,267,320	394,761

Supplemental disclosure of cash flow information is set out in note 32.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands)

			Year Ended December 31,
			2001	2002	2003	2003
	Note		RMB	RMB	RMB	US$
						(note 2a)
Cash flows from investing activities:
Additions of aircraft and flight equipment			(1,024,205)	(1,004,136)	(5,560,406)	(671,814)
Instalment payment for acquisition of a passenger carriage business			(30,000)	(30,000)	(30,000)	(3,625)
Cash acquired from a passenger carriage business			54,008	—	—	—
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment			73,358	149,818	91,940	11,108
Additions of buildings, other fixed assets and equipment			(229,703)	(206,595)	(216,211)	(26,123)
Additions of construction in progress			(370,647)	(287,179)	(249,737)	(30,173)
Additions of lease prepayments			(64,673)	(30,680)	—	—
Investments in associates			(106,364)	(254,656)	(327,252)	(39,539)
Advances on aircraft and flight equipment			(991,800)	(2,599,610)	(1,295,656)	(156,543)
Repayments of advances on aircraft and flight equipment			61,514	20,722	—	—
Decrease/(increase) in long-term bank deposits			74,358	(20,992)	(64,255)	(7,763)
Purchase of short-term investments			—	(290,000)	—	—
Proceeds from disposals of short-term investments			—	—	311,920	37,687
Net (increase)/decrease in short-term deposits with original maturities over three months			(228)	10,388	(69,246)	(8,366)

Net cash used in investing activities			(2,554,382)	(4,542,920)	(7,408,903)	(895,151)

Cash flows from financing activities:
Repayment of amount due to ultimate holding company			(15,598)	—	—	—
Short-term bank loans			2,037,642	6,349,141	10,920,917	1,319,477
Repayments of short-term bank loans			(1,350,000)	(3,110,274)	(10,815,508)	(1,306,742)
Long-term bank loans			1,305,643	2,855,152	5,606,107	677,336
Repayments of long-term bank loans			(824,284)	(1,661,088)	(898,022)	(108,500)
Principal repayments of finance lease obligations			(1,157,179)	(1,958,143)	(1,400,749)	(169,240)
Receipts of amounts due under subleases			84,246	—	—	—
Loans from an associate			50,000	15,000	—	—
Repayments of loans from an associate			(50,000)	(15,000)	—	—
Increase in notes payable			—	411,250	345,240	41,712
Dividend paid			(97,339)	(97,339)	—	—
Capital injection from a minority shareholder			—	—	5,765	697
Advances from minority shareholders			—	167,730	—	—

Net cash (used in)/from financing activities			(16,869)	2,956,429	3,763,750	454,740

Net (decrease)/increase in cash and cash equivalents			(72,495)	573,987	(377,833)	(45,650)
Cash and cash equivalents at January 1			1,422,891	1,330,980	1,944,525	234,940
Exchange adjustment			(19,416)	39,558	16,088	1,943

Cash and cash equivalents at December 31	32	(a)	1,330,980	1,944,525	1,582,780	191,233

Supplemental disclosure of cash flow information is set out in note 32.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY
For the Years Ended December 31, 2001, 2002 and 2003
(Amounts in thousands)

	Share capital	Other reserves	Retained profits
	(note 26)	(note 27)	(note 27)	Total
In RMB
Balance at January 1, 2001	4,866,950	904,741	1,098,847	6,870,538
Net gains/(losses) not recognized in the income statement
Unrealized gain on cashflow hedges (note 37)	—	5,396	—	5,396
Dividends relating to 2000 (note 9)	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	541,713	541,713
Transfer from retained profits to other reserves	—	3,362	(3,362)	—

Balance at December 31, 2001	4,866,950	913,499	1,539,859	7,320,308

Balance at January 1, 2002	4,866,950	913,499	1,539,859	7,320,308
Net gains/(losses) not recognized in the income statement
Revaluation surplus of fixed assets, net of tax	—	418,006	—	418,006
Revaluation surplus shared by minority shareholders (note 29)	—	(12,981)	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets, net of tax	—	(301,639)	—	(301,639)
Unrealized losses on cashflow hedges (note 37)	—	(33,621)	—	(33,621)

	—	69,765	—	69,765
Dividends relating to 2001 (note 9)	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	86,369	86,369
Transfer from retained profits to other reserves	—	21,391	(21,391)	—

Balance at December 31, 2002	4,866,950	1,004,655	1,507,498	7,379,103

Balance at January 1, 2003	4,866,950	1,004,655	1,507,498	7,379,103
Net gains/(losses) not recognized in the income statement
Unrealized losses on cashflow hedges (note 37)	—	(49,654)	—	(49,654)
Release of reserves upon disposals of aircraft, net of tax	—	(14,269)	16,787	2,518

	—	(63,923)	16,787	(47,136)
Loss attributable to shareholders	—	—	(949,816)	(949,816)
Transfer from retained profits to other reserves	—	72,510	(72,510)	—

Balance at December 31, 2003	4,866,950	1,013,242	501,959	6,382,151

In US$(note 2a)
Balance at December 31, 2003	588,030	122,421	60,647	771,098

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”) was established in the People’s Republic of China (“PRC”) as a joint stock company limited by shares on 14 April 1995. The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services.

2	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group’s statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies (“PRC Accounting Regulations”). In preparing these financial statements, appropriate restatements have been made to the Group’s statutory accounts to conform with IFRS.

This basis of accounting under IFRS differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Differences between IFRS and U.S. GAAP and their effect on profit attributable to shareholders for the three years ended December 31, 2001, 2002, 2003, and, on the owner’s equity as of December 31, 2002 and 2003, are set out in note 40. The financial statements incorporate additional disclosures customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

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

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003 financial statements have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB8.2767, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003 or at any other certain date.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(b)	Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i)	Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

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

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, as of December 31, 2003 are as follows:-

Company	Place and date of establishment	Paid-up Capital		Attributable equity interest		Principal activities
		2002	2003	2002	2003
		RMB’000	RMB’000
China Cargo Airlines Co., Ltd.	PRC July 22, 1998	500,000	500,000	70%	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co., Ltd.	PRC May 3, 1993	236,579	236,579	55%	55%	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC March 18, 1998	70,000	70,000	86%	86%	Provision of hotel services to crew members
Shanghai Eastern Flight Training Co., Ltd.	PRC December 18, 1995	358,800	473,000	95%	95%	Provision of flight training services
Shanghai Eastern Airlines Investment Co., Ltd.	PRC May 8, 2002	300,000	412,500	98%	99%	Investment holding

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(ii)	Associates

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

The Group maintains its books and records in RMB which is the measurement currency of the Group. Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People’s Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the rates prevailing at the balance sheet date as quoted by the People’s Bank of China. Exchange differences are included in the income statement, except when deferred in equity as qualifying cashflow hedges.

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

Revenues are presented net of business tax and civil aviation infrastructure levies.

Interest income is recognized on a time-proportion basis.

Rental income from subleases is recognized on a straight-line basis over the terms of the respective leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(e)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:

(i)	Traffic revenue from domestic services within the PRC (excluding Hong Kong Special Administrative Region (“Hong Kong”)) is attributed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the geographical area in which the relevant overseas origin or destination lies.

(ii)	Other operating revenues from ticket handling services, airport ground services and other miscellaneous services are attributed on the basis of where the services are performed.

(f)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefit for employees organized by the municipal governments of respective provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing the aforementioned post-retirement benefits under the Group’s defined benefit plan is actuarially determined and recognized over the employees’ service period by using the projected unit credit method. Post-retirement benefit expenses recognized in the income statement include, if applicable, current service cost, interest cost, amortized actuarial gains and losses, the effect of any curtailment or settlement and past service cost.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(g)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labor and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to the income statement as and when incurred.

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
NOTES TO THE FINANCIAL STATEMENTS

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

Subsequent to the initial recognition, fixed assets are stated at revalued amount less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(j)	Fixed assets (cont’d)

(ii)	Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The annual depreciation charges are calculated as follows:-

Aircraft	- over 20 years to residual value of 5% of cost or revalued amount
Flight equipment
- Engines	- over 20 years to nil residual value
- Other flight equipment	- over the expected useful lives to residual value of 5% of cost or revalued amount
Buildings	- over the expected useful lives of 15 to 35 years to residual value of 3% of cost or revalued amount
Other fixed assets and equipment	- over 5 to 20 years to residual value of 3% of cost or revalued amount

(iii)	Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(iv)	The carrying amounts of assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the greater of the net selling price and value in use. In determining the value in use, expected future cashflows generated by the assets including its residual value on disposals are discounted to their present value. When an impairment has occurred, their carrying amount is reduced immediately to their recoverable amount. The amount of reduction to recoverable amount is charged to the income statement.

(k)	Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and put into use.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(l)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of land use rights on a straight-line basis.

Beginning 2002, land use rights are presented as operating leases and stated at historical cost less accumulated amortization. The land use rights, which were revalued as part of the Company’s restructuring in 1996 and recorded at valuation as a non-monetary assets in exchange for share capital of the Company, are now stated at historical cost which is nil. Retrospective adjustments have been made in prior year to reflect the change in accounting for land use rights.

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

The gain or loss on disposals of an entity includes the carrying amount of goodwill relating to the entity sold.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

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

Fixed assets and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cashflows.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(s)	Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence and are expensed when used in operations. Allowance for obsolescence is provided for expendable spare parts at rates which depreciate costs, less an estimated residual value, over the estimated useful lives of the related aircraft.

(t)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cashflows, discounted at the market rate of interest for similar borrowers.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(x)	Provisions

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

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leased assets under finance leases are depreciated using the straight-line method over their expected useful lives to residual values.

Leases of assets under which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

(z)	Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (i.e. fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (i.e. cashflow hedge).

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealized gain or loss, being changes in fair value of the derivative, is recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, is accounted for as follows:-

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecasted transaction ultimately occurs. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was related in equity is immediately transferred to the income statement.

(aa)	Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

3	REVENUES AND TURNOVER

The Group is principally engaged in the provision of domestic, Hong Kong and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of business tax and civil aviation infrastructure levies.

		Year Ended December 31,
		2001	2002	2003
		RMB’000	RMB’000	RMB’000
Gross turnover		12,879,786	13,814,709	14,575,443
Less:	Business tax (note (a))	(298,587)	(304,558)	(168,639)
	Civil aviation infrastructure levies (note (b))	(428,391)	(431,162)	(129,646)

Turnover		12,152,808	13,078,989	14,277,158
Rental income from operating subleases of aircraft (note 4)		125,742	110,469	31,209
Interest income (note 6)		124,419	115,824	147,846

Total revenues		12,402,969	13,305,282	14,456,213

(a)	Pursuant to various PRC sales tax rules and regulations, the Group is required to pay PRC business tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC business tax, the Group’s traffic revenues, commission income and ground service income are subject to PRC business tax levied at rates ranging from 3% to 5%.

From 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group are waived by the PRC Government, to subsidize for the airlines’ losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”).

(b)	The civil aviation infrastructure levies are paid to Civil Aviation Administration of China (“CAAC”), at rates of 5% and 2% respectively for domestic and international or regional traffic revenues.

From 1 May 2003 to 31 December 2003, civil aviation infrastructure levies for all domestic, international and regional traffic revenues of the Group are waived by the PRC Government, to subsidize for the airlines’ losses on revenue due to the outbreak of SARS.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4	OTHER OPERATING INCOME, NET

	Year Ended December 31,
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Gain/(loss) on disposals of aircraft and engines (note (a))	1,866	115,904	(28,767)
Rental income from operating subleases of aircraft	125,742	110,469	31,209

	127,608	226,373	2,442

(a)	The Group disposed of two MD82 engines in the year ended December 31, 2001, two A310 aircraft in the year ended December 31, 2002, and three B737-200 aircraft in the year ended December 31, 2003. All of the above disposals are made to unrelated third parties. The two aircraft disposed in the year ended December 31, 2002 were subleased out to another unrelated third party under operating leases before their disposal.

5	WAGES, SALARIES AND BENEFITS

	Year Ended December 31,
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Wages, salaries and allowances	729,996	897,843	989,092
Contribution under defined contribution retirement schemes (note 30(a))	46,471	98,876	159,200
Post-retirement benefits (note 30(b)(iii))	92,404	39,134	40,299
Staff housing allowances (note 31(b))	—	—	260,463
Curtailment of medical benefit previously included in post-retirement benefit obligations	(95,975)	—	—

	772,896	1,035,853	1,449,054

Average number of employees for the year ended	14,852	15,719	16,435

6	FINANCE COSTS, NET

	Year Ended December 31,
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Interest charged on obligations under finance leases	646,288	509,889	490,456
Interest on bank loans
- wholly repayable within five years	76,121	174,395	270,965
- not wholly repayable within five years	268,234	222,702	180,291

	344,355	397,097	451,256
Interest accrued on a long-term payable (note 28)	6,693	10,802	9,610
Interest on loans from an associate	1,268	1,373	6,396
Less: amounts capitalized into fixed assets and advances on aircraft and flight equipment (note 18)	(59,810)	(71,948)	(97,414)

	938,794	847,213	860,304
Interest income	(124,419)	(115,824)	(147,846)

	814,375	731,389	712,458

The capitalization rates range between 6.00% and 6.21% per annum for the year ended December 31, 2001, 4.00% and 6.50% per annum for the year ended December 31, 2002, and 3 months LIBOR+0.25% and 5.76% per annum for the year ended December 31, 2003.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7	TAXATION

(a)	Taxation are (charged)/credited to the consolidated income statements as follows:-

	Year Ended December 31,
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Provision for PRC income tax — current year	(4,917)	(71,061)	(124,530)
Deferred taxation (note 7(d))
- current year	(38,668)	17,570	(118,797)
- adjustment for change in enacted tax rate (note (i))	306,422	—	—

	267,754	17,570	(118,797)
Share of tax attributable to associates (note 16)	(1,383)	(947)	(4,227)

	261,454	(54,438)	(247,554)

(i)	Under a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from July 1, 2001.

(ii)	Two major subsidiaries of the Company, namely China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd. are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

(iii)	The difference between the actual taxation credit/(charge) in the consolidated income statements and the amounts which would result from applying the enacted tax rate to profit/(loss) before taxation can be reconciled as follows:-

	Year Ended December 31,
	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	313,583	262,894	(589,831)

Tax calculated at enacted tax rate of 15%	(47,037)	(39,434)	88,475
Effect attributable to subsidiaries and associates charged at a tax rate of 33%	(14,751)	(11,101)	(4,117)
Adjustments:-
Effect on deferred taxation brought forward due to the reduction of enacted income tax rate	306,422	—	—
Expenses not deductible for tax purposes	—	(15,799)	(62,421)
Unrecognized tax losses of the Company	—	—	(258,515)
Unrecognized tax losses of associates	—	(11,347)	(14,821)
Utilization of previously unrecognized tax losses of subsidiaries	20,302	36,953	—
Expired tax losses not deductible for tax purposes	—	(15,185)	—
Others	(3,482)	1,475	3,845

Tax credit/(charge)	261,454	(54,438)	(247,554)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7	TAXATION (CONT’D)

(b)	The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the years as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

(c)	In accordance with the relevant PRC tax regulations, the operating lease rentals and the interest element of finance leases and bank loans paid or payable to foreign enterprises by the Group is subject to Foreign Enterprise Income Tax of PRC. This tax should be withheld by the Group at the time of payment and paid on behalf of the lessors or lenders. Pursuant to the Circular (2000) No. 2551 issued by the State Tax Bureau, lease payments made by aviation companies to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempted from the payment of any withholding tax. Withholding tax payable in respect of the leases arrangements entered into on or after September 1, 1999 are charged to the income statement as incurred.

(d)	Movements in net deferred taxation liabilities are as follows:-

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	234,841	232,825
(Credited)/charged to income statement (note 7(a))	(17,570)	118,797
Charged/(credited) to equity
- revaluation reserves	20,535	(2,518)
- unrecognized losses on cashflow hedges	(4,981)	(8,763)

At December 31	232,825	340,341

As at December 31, 2002 and 2003, the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:-

	December 31,
		2002			2003
		Non-			Non-
	Current	current	Total	Current	current	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Tax losses carried forward	—	174,472	174,472	—	312,916	312,916
Provision for obsolete flight equipment and spare parts	—	32,608	32,608	—	41,960	41,960
Repair cost on flight equipment	—	203,265	203,265	—	160,541	160,541
Provision for post-retirement benefits	2,363	82,417	84,780	2,999	86,734	89,733
Other accrued expenses	69,891	4,981	74,872	108,518	13,744	122,262

	72,254	497,743	569,997	111,517	615,895	727,412
Less: unrecognized assets	—	—	—	—	(258,515)	(258,515)

	72,254	497,743	569,997	111,517	357,380	468,897

Deferred tax liabilities:
Provision for overhaul	—	(125,887)	(125,887)	—	(103,853)	(103,853)
Depreciation and amortization	—	(665,083)	(665,083)	—	(705,385)	(705,385)
Others	—	(11,852)	(11,852)	—	—	—

	—	(802,822)	(802,822)	—	(809,238)	(809,238)

Deferred tax assets/(liabilities), net	72,254	(305,079)	(232,825)	111,517	(451,858)	(340,341)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7	TAXATION (CONT’D)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current liabilities and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheets:

	2002	2003
	RMB’000	RMB’000
Deferred tax assets	569,997	399,771
Deferred tax liabilities	(802,822)	(740,112)

	(232,825)	(340,341)

In accordance with PRC tax law, tax losses may be carried forward against future taxable income for a period of five years. As at December 31, 2002 and 2003, the Group had tax losses carried forward approximately RMB1,163 million and RMB2,086 million respectively which will expire between 2006 and 2008, available to set off against the Group’s future taxable income. For the year ended December 31, 2003, the Group did not recognize RMB258,515,000 of deferred tax asset arising from the tax losses available as management believe it was more likely than not that such tax losses would not be realized before they expire.

8	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings/(loss) per share is based on the profit attributable to shareholders of RMB541,713,000, RMB86,369,000 and loss attributable to shareholders of RMB949,816,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and 4,866,950,000 shares in issue during the years ended December 31, 2001, 2002 and 2003. The Company has not issued any potential dilutive instruments that are ordinary share equivalent.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

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

The Board of Directors of the Company does not recommend the payment of a dividend for the year ended December 31, 2003.

10	TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

As of December 31, 2002 and 2003, the aging analysis of the trade receivables were as follows:-

	December 31,
	2002	2003
	RMB’000	RMB’000
Less than 31 days	555,787	853,303
31 to 60 days	200,702	348,159
61 to 90 days	70,333	28,094
Over 90 days	138,404	96,121

	965,226	1,325,677

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

11	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2002	2003
	RMB’000	RMB’000
Amounts due from related companies (note 35(a)(i))	46,159	45,389
Discounts on aircraft acquisitions receivable	78,822	29,814
Receivables from provision of ground services	125,418	111,129
Prepaid aircraft operating lease rentals	111,908	95,959
US treasury zero coupon bonds (note 19)	—	585,736
Receivable on aircraft operating lease rentals	8,034	—
Advance payment for equity interests	112,500	—
Other	332,208	394,146

	815,049	1,262,173

12	SHORT-TERM INVESTMENTS

Short-term investments are valued at market value at December 31 by reference to stock exchange quoted bid prices.

Short-term investments are classified as current assets because they are expected to be realized within twelve months of the balance sheet date.

13	FIXED ASSETS

	Aircraft and
	fight equipment
		Held under		Other fixed
		finance		assets and
	Owned	leases	Buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Valuation
At January 1, 2003	14,140,941	11,318,748	1,774,876	2,050,936	29,285,501
Reclassification upon completion of finance lease terms	438,967	(438,967)	—	—	—
Transfer from construction in progress (note 14)	—	—	389,612	54,149	443,761
Additions	7,728,025	76,645	63,940	161,727	8,030,337
Disposals	(144,715)	—	(3,908)	(228,631)	(377,254)

At December 31, 2003	22,163,218	10,956,426	2,224,520	2,038,181	37,382,345

Accumulated depreciation
At January 1, 2003	4,614,292	3,078,861	248,720	877,678	8,819,551
Reclassification upon completion of finance lease terms	43,275	(43,275)	—	—	—
Charge for the year	1,035,312	577,723	86,595	274,832	1,974,462
Disposals	(35,286)	—	(364)	(214,921)	(250,571)

At December 31, 2003	5,657,593	3,613,309	334,951	937,589	10,543,442

Net book value At December 31, 2003	16,505,625	7,343,117	1,889,569	1,100,592	26,838,903

Net book value At December 31, 2002	9,526,649	8,239,887	1,526,156	1,173,258	20,465,950

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

13	FIXED ASSETS (CONT’D)

(a)	On December 31, 2002, the Group’s fixed assets were revalued by the directors of the Company on a market value or replacement cost basis. The difference between the valuation and the carrying amount of the fixed assets as of December 31, 2002 was recognized. On December 31, 2003, the directors of the Company reviewed the carrying value of the Group’s fixed assets as of December 31, 2003 and are of the opinion that the carrying amount is not materially different from the fair value.

Had the Group’s fixed assets been stated at cost less accumulated depreciation and impairment losses as of December 31, 2002, the carrying amounts of aircraft and flight equipment, buildings, and other fixed assets and equipment would have been RMB17,495,086,000, RMB1,526,156,000 and RMB1,173,258,000 respectively, and as of December 31, 2003 would have been RMB23,628,586,000, RMB1,889,569,000 and RMB1,100,592,000 respectively.

(b)	Certain aircraft of the Group with an aggregate carrying value of approximately RMB3,272,123,000 and RMB9,735,106,000 as of December 31, 2002 and 2003 were pledged as collateral under certain loan agreements (see note 24).

(c)	Included in the additions of fixed assets of the Group were interest capitalized of RMB33,377,000 and RMB152,591,000 as of December 31, 2002 and 2003 respectively, of which RMB13,362,000 and RMB62,149,000 were capitalized during each of the two years respectively.

14	CONSTRUCTION IN PROGRESS

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	347,406	413,812
Additions	287,179	249,737
Transfer to fixed assets (note 13)	(220,773)	(443,761)

At December 31	413,812	219,788

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

15	LEASE PREPAYMENTS

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2002 and 2003, majority of these land use rights had remaining terms ranging from 44 to 50 years and 43 to 49 years respectively.

Certificates of certain land use rights with nil carrying value of the Group are currently registered under the name of CEA Holding. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaus are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group.

16	INVESTMENTS IN ASSOCIATES

	December 31,
	2002	2003
	RMB’000	RMB’000
Share of net assets	272,098	572,818
Goodwill	59,472	53,266

	331,570	626,084

Movements in investments in associates are as follows:-

	2002	2003
	RMB’000	RMB’000
At January 1	109,527	331,570
Cost of investment	254,656	327,252
Share of results before taxation	(31,666)	(28,511)
Share of taxation	(947)	(4,227)

At December 31	331,570	626,084

For the years ended December 31, 2002 and 2003, the share of results before taxation includes RMB2,586,000 and RMB6,206,000 amortization charge of goodwill in respect of acquisition of associates.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16	INVESTMENTS IN ASSOCIATES (CONT’D)

Particular of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:-;

		Paid-up	Attributable equity
	Place and date of	capital	interest		Principal
Company	establishment	RMB’000	2002	2003	activities
China Eastern Airlines Wuhan Co., Ltd.	PRC August 16, 2002	600,000	40%	40%	Provision of air transportation services
Eastern Air Group Finance Co., Ltd.	PRC December 6, 1995	400,000	25%	25%	Provision of financial services to companies comprising CEA Holding
Eastern Aviation Advertising Services Co.	PRC March 4, 1986	10,000	45%	45%	Provision of aviation advertising agency services
China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	—	45%	Provision of air catering services
Eastern Aviation Import and Export Co., Ltd.	PRC June 9, 1993	80,000	—	45%	Provision of aviation equipment, spare parts and tools trading
Shanghai Dongmei Aviation Travel Co., Ltd.	PRC October 17, 2003	31,000	—	45%	Provision of traveling and accommodation agency services
Qingdao Liuting International Airport Co., Ltd.	PRC December 1, 2000	450,000	—	25%	Provision of airport operation services

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

17	GOODWILL AND NEGATIVE GOODWILL

		Negative
	Goodwill	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2003 and December 31, 2003	113,105	(55,245)	57,860

Accumulated amortization
At January 1, 2003	22,621	(5,468)	17,153
Charge for the year	5,654	(3,452)	2,202

At December 31, 2003	28,275	(8,920)	19,355

Net book value
At December 31, 2003	84,830	(46,325)	38,505

At December 31, 2002	90,484	(49,777)	40,707

18	ADVANCES ON AIRCRAFT AND FLIGHT EQUIPMENT

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	1,141,576	3,227,720
Additions	2,527,662	1,198,242
Interest capitalized during the year	71,948	97,414
Transfer to fixed assets	(513,466)	(2,283,483)

At December 31	3,227,720	2,239,893

Included in the balances as of December 31, 2002 and 2003 are interest capitalized of RMB95,701,000 and RMB130,965,000 respectively.

19	OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	December 31,
	2002	2003
	RMB’000	RMB’000
Long-term bank deposits (note 23)	1,463,044	1,743,924
US Treasury zero coupon bonds (note (a))	542,124	—
Deposits for aircraft under operating leases	89,273	110,812
Prepaid custom duty and valued added tax	52,501	37,410
Prepayments and other long-term receivables	76,826	70,216

	2,223,768	1,962,362

(a)	US Treasury zero bonds will mature in February 2004 and are classified as current assets as at 31 December 2003 (see note 11).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	TRADE PAYABLES

As of December 31, 2002 and 2003, all trade payables were current balances and aged within 30 days.

21	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2002	2003
	RMB’000	RMB’000
Amounts due to related companies (note 35(a)(i))	339,133	771,643
Accrued operating expenses	1,241,948	2,004,906
Payable for land use rights	3,093	—
Current portion of accrued aircraft overhaul expenses (note 22)	304,129	385,168
Duties and levies payable	55,279	10,049
Current portion of a long-term payable (note 28)	30,000	30,000
Current portion of post-retirement benefits obligation (note 30(b))	15,753	19,750
Current portion of provision for staff housing allowance (note 31)	80,179	85,973
Accrued salaries, wages and benefits	125,462	138,954
Flight equipment purchase payable	167,390	511,347
Amounts due to minority shareholders	155,486	156,308
Other	273,181	185,891

	2,791,033	4,299,989

22	ACCRUED AIRCRAFT OVERHAUL EXPENSES

	2002	2003
	RMB’000	RMB’000
At January 1	459,019	547,813
Additional provisions	124,235	123,213
Utilized during the year	(35,441)	(94,474)

At December 31	547,813	576,552

	December 31,
	2002	2003
	RMB’000	RMB’000
Total accrued aircraft overhaul expenses	547,813	576,552
Less: current portion (note 21)	(304,129)	(385,168)

Long-term portion	243,684	191,384

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	OBLIGATIONS UNDER FINANCE LEASES

The Group had 19 aircraft and 18 aircraft under finance leases as of December 31, 2002 and 2003 respectively. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as of December 31, 2002 and 2003 were as follows:-

	December 31,
	2002			2003
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,733,720	486,661	2,247,059	2,049,079	356,995	1,692,084
In the second year	1,142,846	307,758	835,088	1,242,950	256,355	986,595
In the third to fifth year inclusive	4,524,438	519,489	4,004,949	4,361,682	322,316	4,039,366
After the fifth year	1,162,325	65,455	1,096,870	408,853	26,012	382,841

Total	9,563,329	1,379,363	8,183,966	8,062,564	961,678	7,100,886
Less: amount repayable within one year	(2,733,720)	(486,661)	(2,247,059)	(2,049,079)	(356,995)	(1,692,084)

Long-term portion	6,829,609	892,702	5,936,907	6,013,485	604,683	5,408,802

As of December 31, 2002 and 2003, the Group had long-term bank deposits and U.S. Treasury zero coupon bonds totaling RMB2,005,168,000 and RMB2,329,660,000 respectively, pledged as securities under certain finance lease arrangements (see note 19). All of these bank deposits and the U.S. Treasury zero coupon bonds will be used to meet future lease obligations as they fall due.

In addition, the Group’s finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LONG-TERM BANK LOANS

	December 31,
	2002	2003
	RMB’000	RMB’000
Bank loans
- secured	2,589,504	6,495,507
- unsecured	3,905,127	4,727,416

Total	6,494,631	11,222,923
Less: amount repayable within one year	(1,261,902)	(2,250,734)

Long-term portion	5,232,729	8,972,189

The bank loans are repayable as follows:-
Within one year	1,261,902	2,250,734
In the second year	1,709,114	2,438,574
In the third to fifth year inclusive	2,367,721	4,163,578
After the fifth year	1,155,894	2,370,037

Total	6,494,631	11,222,923

The terms of long-term bank loans can be summarized as follows:-

		December 31,
		2002	2003
	Interest rate and final maturities	RMB’000	RMB’000
RMB denominated bank loans:
Loans for construction projects	Fixed interest rate of 6.21% per annum as of December 31, 2003; 7 to 10-year loans with final maturities through to 2007	800,000	637,500

Loans for the purchases of aircraft	Fixed interest rate ranging from 4.12% to 4.94% per annum as of December 31, 2003; 3-year loans with final maturity through to 2006	250,000	1,306,700

		1,050,000	1,944,200
U.S. dollar denominated bank loans:
Loans for the purchases of aircraft	Fixed interest rates ranging from 5.65% to 6.86% per annum and floating interest rates ranging from 3 months LIBOR + 0.25% to 6 months LIBOR + 0.3% as of December 31, 2003; 10 to 12-year loans with final maturities through to 2008	5,444,631	9,278,723

Total long-term bank loans		6,494,631	11,222,923

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	LONG-TERM BANK LOANS (CONT’D)

Bank loans totaling RMB2,589,504,000 and RMB6,495,508,000 as of December 31, 2002 and 2003 respectively, of the Group for the purchases of aircraft were secured by the related aircraft (see note 13(b)).

Bank loans were guaranteed by the following parties:-

	December 31,
	2002	2003
	RMB’000	RMB’000
RMB denominated bank loans guaranteed by CEA Holding	1,050,000	1,944,200
U.S. dollar denominated bank loans guaranteed by third parties:-
Export-Import Bank of the United States	1,488,745	1,276,352
China Industrial and Commercial Bank	144,645	94,089
China Construction Bank	100,399	85,879

	2,783,789	3,400,520

25	SHORT-TERM BANK LOANS

Short-term bank loans of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. The interest rates related to such loans were between 2.06% and 5.31% per annum and between 2.06 % and 5.04% per annum as of December 31, 2002 and 2003 respectively. During the years ended December 31, 2002 and 2003, the weighted average interest rates on short-term bank loans were 4.39% and 3.34% per annum respectively.

26	SHARE CAPITAL

	December 31,
	2002	2003
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each A shares
State-owned shares held by CEA Holding	3,000,000	3,000,000
Shares held by public	300,000	300,000

	3,300,000	3,300,000
Overseas listed foreign H shares	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	RESERVES

(Amounts in thousands)

		Statutory	Statutory	Discretionary
		common	common	common			Hedging
	Share	reserve fund	welfare fund	reserve fund	Revaluation	Capital	reserve	Retained
	premium	(note (a))	(note (b))	(note (c))	reserve	Reserve	(note 37)	profits	Total
In RMB
At January 1, 2001	1,006,455	94,432	94,432	27,908	—	(318,486)	—	1,098,847	2,003,588
Unrealized gain on cashflow hedges	—	—	—	—	—	—	5,396	—	5,396
Dividends relating to 2000 (note 9)	—	—	—	—	—	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	—	—	—	—	—	541,713	541,713
Transfer from retained profits to reserves (note (d))	—	1,681	1,681	—	—	—	—	(3,362)	—

At December 31, 2001	1,006,455	96,113	96,113	27,908	—	(318,486)	5,396	1,539,859	2,453,358
Reclassification of revaluation reserve (note (e))	—	—	—	—	401,571	(401,571)	—	—	—
Revaluation surplus of fixed assets
- gross	—	—	—	—	491,772	—	—	—	491,772
- tax	—	—	—	—	(73,766)	—	—	—	(73,766)
Revaluation surplus after tax shared by minority shareholders	—	—	—	—	(12,981)	—	—	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets
- gross	—	—	—	—	(354,870)	—	—	—	(354,870)
- tax	—	—	—	—	53,231	—	—	—	53,231
Unrealized losses on cashflow hedges (note 37)
- gross	—	—	—	—	—	—	(38,602)	—	(38,602)
- tax	—	—	—	—	—	—	4,981	—	4,981
Dividends relating to 2001 (note 9)	—	—	—	—	—	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	—	—	—	—	—	86,369	86,369
Transfer from retained profits to reserves (note (d))	—	10,696	10,614	81	—	—	—	(21,391)	—

At December 31, 2002	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153
Unrealized losses on cashflow hedges (note 37)
- gross	—	—	—	—	—	—	(58,417)	—	(58,417)
- tax	—	—	—	—	—	—	8,763	—	8,763
Release of reserves upon disposals of aircraft
- gross	—	—	—	—	(16,787)	—	—	16,787	—
- tax	—	—	—	—	2,518	—	—	—	2,518
Loss attributable to shareholders	—	—	—	—	—	—	—	(949,816)	(949,816)
Transfer from retained profits to reserves (note (d))	—	36,689	35,821	—	—	—	—	(72,510)	—

At December 31, 2003	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	RESERVES (CONT’D)

(a)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation.

(c)	The Company is allowed to transfer 5% of the profit for the year as determined under the PRC Accounting Regulations, to discretionary common welfare fund. The transfer to this reserve is subject to the approval by shareholder’s meetings.

(d)	For the year ended December 31, 2001 and 2002, under the PRC Accounting Regulations, the Company recorded profits for the year which had been applied to make good previous years’ losses. For the year ended December 31, 2003, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation has been made for the years ended December 31, 2001, 2002 and 2003. Transfer from retained profits to reserves for the years ended 2001, 2002 and 2003 represent the profit appropriation to reserves of the Company’s subsidiaries.

(e)	Fixed assets of the Group as of June 30, 1996 were revalued as part of the restructuring of the Group, which resulted in a revaluation surplus that formed part of the Company’s share capital. The reclassification of the revaluation reserve out of capital reserve has been made in 2002 by reducing “capital reserve” and increasing “revaluation reserve”. This change has been done to better present the total amount of revaluation reserve that the Company has since its formation. The revaluation surplus recognized during the restructuring was partially utilized to offset against the revaluation deficit of the same assets arising in 2002 (see note 13(a)). Additional valuation surplus arising in 2002 was credited to the revaluation reserve.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	LONG-TERM PAYABLE

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	191,448	172,250
Less: installments paid during the year	(30,000)	(30,000)

	161,448	142,250
Interest accrued during the year (note 6)	10,802	9,610

At December 31	172,250	151,860
Less: Current portion (note 21)	(30,000)	(30,000)

Long-term portion	142,250	121,860

29	MINORITY INTERESTS

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	257,205	404,517
Contributions from minority shareholders	12,244	5,765
Share of profits of subsidiaries	122,087	112,431
Share of revaluation surplus	12,981	—

At December 31	404,517	522,713

30	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

Substantially all of the Group employees are eligible to participate in the Group’s retirement schemes. The Group participates in defined contribution retirement schemes organized by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at rates ranging from 20% to 22.5% of salary costs including certain allowances calculated in the prior year. Employees contribute at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the years ended December 31, 2001, 2002 and 2003, the Group’s pension cost charged to the income statement amounted to RMB28,471,000, RMB82,876,000 and RMB121,200,000 respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONT’D)

(a)	Defined contribution retirement schemes (cont’d)

(ii)	Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee’s basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the years ended December 31, 2001, 2002 and 2003, the Group’s medical insurance contribution charged to the income statement amounted to approximately RMB18,000,000, RMB16,000,000 and RMB38,000,000, respectively.

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

(i)	As of December 31, 2002 and 2003, the post-retirement benefit obligations recognized in the balance sheets of the Group were as follows:-

	December 31,
	2002	2003
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	538,794	533,806
Unrecognized actuarial gains	21,403	51,170

	560,197	584,976
Payments made in the year	(15,520)	(19,455)

Post-retirement benefit obligations	544,677	565,521
Less: current portion (note 21)	(15,753)	(19,750)

Post-retirement benefit obligations – long-term portion	528,924	545,771

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONT’D)

(b)	Post-retirement benefits (cont’d)

(ii)	Changes in post-retirement benefit obligations are as follows: -

	December 31,
	2002	2003
	RMB’000	RMB’000
At January 1	521,063	544,677
Current service cost	13,081	13,064
Interest on obligation	26,053	27,235
Payments made in the year	(15,520)	(19,455)

At December 31	544,677	565,521

(iii)	The costs of post-retirement benefits were recognized under wages, salaries and benefits in the consolidated income statement for the years as follows:-

	December 31,
	2002	2003
	RMB’000	RMB’000
Current service cost	13,081	13,064
Interest on obligation	26,053	27,235

Total (note 5)	39,134	40,299

(iv)	Principal actuarial assumptions at the balance sheet dates are as follows:-

	December 31,
	2002	2003
Discount rate	5.00%	5.00%
Annual rate of increase of per capita benefit payment	1.50%	1.50%
Employees turnover rate	3.00%	3.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to make contribution to the State-sponsored housing fund at a range from 1% to 15% (2002: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to make contribution equal to the Group’s contribution out of their salaries. The employees are entitled to claim the entire sum of the fund contribution under certain specified withdrawal circumstances. For the years ended December 31, 2001, 2002 and 2003, the Group’s contributions to the housing funds amounted to RMB25,305,000, RMB61,179,000 and RMB65,300,000 respectively, which are charged to the income statements.

(b)	Staff housing allowances

In 2000, the State Council of the PRC issued circulars stipulating that distribution of staff quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who joined in enterprises prior to 1998 have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. Upon the issuance of the government circulars in 2000, the Company’s directors estimated a provision of approximately RMB80,179,000 for staff housing allowance payable to eligible employees who joined in the Group prior to 1998 with reference to staff housing policies already set out by certain provincial governments then. Such provision for staff housing benefits was included in other payables in the Group’s consolidated balance sheet as of December 31, 2001 and 2002 (see note 21).

In October 2003, the Board of Directors approved a new staff housing policy (the “New Staff Housing Policy”) which is extended to cover all existing staff who have not been allocated sufficient housing quarters. The benefit level given to the staff under the New Staff Housing Policy is generally higher as compared to the policies to which the Company’s directors made reference in 2000.

Under the New Staff Housing Policy, staff who have no been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff’s entitlement is calculated based on area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past services will be paid. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement will be paid over a period of 4 to 5 years. The Group recognized a provision of RMB340,642,000 as related to its present obligation for its employee’s staff housing entitlements, RMB85,973,000 of which is to be payable in 2004 and is classified as current portion in other payables in the Group’s consolidated balance sheet as of December 31, 2003 (see note 21). The incremental obligation of RMB260,463,000 for staff housing benefits as a result of the New Staff Housing Policy was charged to the consolidated income statement for the year ended December 31, 2003.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a)	Analysis of the balances of cash and cash equivalents

	Year Ended December 31,
	2001	2002	2003	2003
	RMB’000	RMB’000	RMB’000	US$’000
				(note 2a)
Cash and bank balances	1,099,630	1,889,647	1,477,409	178,502
Short-term deposits with an associate	281,362	94,502	214,241	25,885
Less: short-term deposits with original maturities over three months	(50,012)	(39,624)	(108,870)	(13,154)

	1,330,980	1,944,525	1,582,780	191,233

(b)	Supplementary information

	Year Ended December 31,
	2001	2002	2003	2003
	RMB’000	RMB’000	RMB’000	US$’000
				(note 2a)
Interest received, net of amortization of bond discount	87,064	75,466	104,243	12,595

Interest paid, net of amount capitalized	936,751	847,213	860,304	103,943

Income tax paid	9,893	33,683	60,845	7,351

Investing activities not affecting cash:
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	8,872	125,728	50,220	6,068

Financing activities not affecting cash:
Dividend payable to ultimate holding company set off against loan to ultimate holding company	60,050	—	—	—

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Capital commitments

As of December 31, 2002 and 2003, the Group had the following capital commitments:

	December 31,
	2002	2003
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft and related equipment	14,543,622	7,668,801
- Other	176,810	358,415

	14,720,432	8,027,216

Authorized but not contracted for:
- Aircraft and related equipment	830,000	723,000
- Other	2,984,270	1,122,526

	3,814,270	1,845,526

	18,534,702	9,872,742

The above commitments mainly include amounts for acquisition of twenty A-320 and five A-340 aircraft for delivery between 2003 and 2005 as of December 31, 2002, and ten A-320, two A-340, four A-321 aircraft and two A-340 engines for delivery between 2004 and 2005 as of December 31, 2003.

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:-

	December 31,
	2002	2003
	RMB’000	RMB’000
2003	6,966,689	—
2004	3,781,882	5,129,692
2005	3,795,051	2,539,109

	14,543,622	7,668,801

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	COMMITMENTS AND CONTINGENT LIABILITIES (CONT’D)

(b)	Operating lease commitments

As of December 31, 2002 and 2003, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2002		2003
	Aircraft and		Aircraft and
	flight	Land and	flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	1,048,361	46,366	1,063,619	49,532
In the second year	837,456	15,272	1,134,669	12,284
In the third to fifth year inclusive	2,144,350	19,915	2,735,477	24,413
After the fifth year	1,938,362	10,436	1,145,355	11,206

	5,968,529	91,989	6,079,120	97,435

(c)	Contingent liabilities

As of December 31, 2002 and 2003, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company (“Lu Kou Airport”). The guarantee is set to expire in October 20, 2004 with the final maturity of the bank loan. The Group’s maximum exposure to the guarantee is RMB150,000,000 and is only payable if Lu Kou Airport defaults in the repayments of its bank loan when they fall due. However, default by Lu Kou Airport is considered remote and therefore no liability was recorded by the Group at the time of the guarantee.

34	SEGMENT REPORTING

(a)	Primary reporting format by business segment

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorized by CAAC.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	SEGMENT REPORTING (CONT’D)

(b)	Secondary reporting format by geographical segment

The Group’s turnover and operating profit by geographical segments are analyzed as follows:

	Domestic	Hong Kong	Japan	Other countries (*)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2001
Traffic revenues
– Passenger	4,701,198	1,921,148	1,145,183	1,819,412	9,586,941
– Cargo and mail	286,288	224,584	429,788	1,151,009	2,091,669

	4,987,486	2,145,732	1,574,971	2,970,421	11,678,610
Other operating revenues	447,636	—	9,204	17,358	474,198

Turnover	5,435,122	2,145,732	1,584,175	2,987,779	12,152,808

Segment results	70,175	484,817	367,602	(53,103)	869,491

Unallocated income (note 4)					127,608

Operating profits					997,099

2002
Traffic revenues
– Passenger	4,669,731	1,911,016	1,279,083	2,178,000	10,037,830
– Cargo and mail	246,146	257,270	535,915	1,405,336	2,444,667

	4,915,877	2,168,286	1,814,998	3,583,336	12,482,497
Other operating revenues	563,904	—	10,957	21,631	596,492

Turnover	5,479,781	2,168,286	1,825,955	3,604,967	13,078,989

Segment results	(95,766)	448,359	503,628	152,626	1,008,847

Unallocated income (note 4)					226,373
Unallocated costs					(171,753)

Operating profits					1,063,467

2003
Traffic revenues
– Passenger	5,591,640	1,627,093	977,610	2,064,684	10,261,027
– Cargo and mail	279,003	390,088	588,361	1,929,532	3,186,984

	5,870,643	2,017,181	1,565,971	3,994,216	13,448,011
Other operating revenues	788,811	10,738	8,336	21,262	829,147

Turnover	6,659,454	2,027,919	1,574,307	4,015,478	14,277,158

Segment results	(518,390)	224,683	190,042	322,686	219,021

Unallocated income (note 4)					2,442

Operating profits					221,463

*	include U.S., Europe and other Asian countries

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS

(a)	Balances with related companies

(i)	Amounts due from/to related companies

Amounts due from/to related companies arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As of December 31, 2002 and 2003, such balances mainly included the following:-

CAAC Balances with CAAC comprised civil aviation infrastructure levies payable to CAAC.

China Eastern Airlines Northwest Co., Ltd. (“CEA Northwest Airlines”) Balances with CEA Northwest Airlines comprised amount of air tickets sold by CEA but uplift by CEA Northwest Airlines.

China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan Airlines”) Balances with CEA Yunnan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Yunnan Airlines.

Nanjing Airlines Co., Ltd (“Nanjing Airlines”)

Balances with Nanjing Airlines comprised amount of air tickets sold by CEA but uplift by Nanjing Airlines, and lease rental charges for operating lease of aircraft.

(ii)	Amounts due from/to associates

China Eastern Airlines Wuhan Co., Ltd (“CEA Wuhan Airlines”) Balances with CEA Wuhan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Wuhan Airlines.

Eastern Aviation Import & Export Co., Ltd. (“EAIEC”) Balances with EAIEC comprised prepayments and purchases of flight equipment and flight equipment spare parts payable to EAIEC.

Shanghai Dongmei Aviation Travel Co., Ltd. (“SDATC”) Balances with SDATC comprised the amount of traveling and accommodation agency services rendered by SDATC.

(iii)	Short-term deposits with an associate

The Group have short-term deposits of RMB94,502,000 and RMB214,241,000 as of December 31, 2002 and 2003 placed with Eastern Air Group Finance Co., Ltd. (“EAGF”), an associate. The short-term deposits yield interest at an average rate of 0.72% per annum for both years ended December 31, 2002 and 2003.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS (CONT’D)

(b)	Guarantee by the holding company

As of December 31, 2002 and 2003, certain long-term bank loans of the Group are guaranteed by CEA Holding (see note 24).

(c)	Related party transactions

The Group had the following material transactions with its related parties in the normal course of business during the years ended December 31, 2001, 2002 and 2003:

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,
			2001		2002		2003
	Nature of transaction	Related party	RMB’000		RMB’000		RMB’000
(i)	With CAAC and its affiliates:–

	Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	PRC airlines	9,915		6,532		4,117

	Take-off and landing fees charged at predetermined scale of rates published by CAAC	PRC airports	(936,594)		(981,860)		(1,372,896)

	Purchase of aircraft fuel at State controlled prices	Civil Aviation Oil Supply Company	(1,739,114)		(1,616,324)		(2,128,628)

	Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– CAAC – PRC airlines	(50,229 (1,758	) )	(46,207 (1,885	) )	(40,204 (1,080	) )

	Civil aviation infrastructure levies collected on behalf of CAAC and calculated at the rates of 5% and 2% of the Group’s annual gross domestic and international traffic revenues respectively	CAAC	(370,284)		(431,162)		(129,646)

	Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	(82,932)		(178,625)		(157,278)

	Acquisition of a passenger carriage business	China Civil Aviation Flight College	(214,755)		—		—

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS (CONT’D)

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,
			2001		2002		2003
	Nature of transaction	Related party	RMB’000		RMB’000		RMB’000
(ii)	With CEA Holding or companies directly or indirectly held by CEA Holding:–

	Interest income on deposits at rates of 0.99% in 2001, 0.72% in 2002 and 0.72% in 2003	EAGF	2,290		2,738		4,096

	Interest expenses on loans at rates ranging from 5.30% to 5.58% per annum in 2001, 4.19% to 4.65% per annum in 2002 and 4.54% per annum in 2003	EAGF	(1,268)		(1,373)		(6,396)

	Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	– CEA Northwest Airlines – CEA Yunnan Airlines – CEA Wuhan Airlines – Nanjing Airlines	— — — —		— — — —		47,457 50,442 28,964 4,210

	Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– Shanghai Tourism Company (Hong Kong) Limited – CEA Northwest Airlines – CEA Yunnan Airlines – Certain other subsidiaries of CEA Holding – CEA Wuhan Airlines – SDATC	(10,105 — — (49,286 — —	) )	(7,944 — — (39,016 — (11,302	) ) )	(6,046 (17,776 (10,743 (25,466 (8,547 (24,940	) ) ) ) ) )

	Purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets, and repair of aircraft inclusive of handling charges of 0.1% to 2%	EAIEC	(1,137,471)		(3,434,976)		(3,100,664)

	Ticket reservation service charges for utilization of computer reservation system	TravelSky Technology Limited	(55,800)		(72,925)		(71,884)

	Repairs and maintenance expenses payable for ground service facilities	Shanghai Eastern Air Industrial Corporation (“SEAIC”)	(24,362)		(35,055)		(20,112)

	Repairs and maintenance expenses payable for aircraft and engines	Shanghai Eastern Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	—		(24,146)		(25,361)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS (CONT’D)

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,
			2001		2002		2003
	Nature of transaction	Related party	RMB’000		RMB’000		RMB’000
(ii)	With CEA Holding or companies directly or indirectly held by CEA Holding:–

	Lease rental income from operating lease of aircraft	CEA Wuhan Airlines	—		—		31,209

	Lease rental charges for operating lease of aircraft	– CEA Northwest Airlines – CEA Yunnan Airlines – Nanjing Airlines	— — —		— — —		(69,118 (27,726 (23,348	) ) )

	Sourcing of food and beverages	– Eastern Air (Shantou) Economic Development Co., Ltd.	(52,821)		(46,666)		(36,413)
		– Shanghai Eastern Air Catering Co., Ltd. – SEAIC – Qilu Eastern Air Catering Co., Ltd. – Qingdao Air Service Co., Ltd.	(101,160 (10,688 (6,426 (10,926	) ) ) )	(117,242 (13,893 (8,824 (12,751	) ) ) )	(96,984 (4,941 (5,285 (2,518	) ) ) )

	Advertising expenses	Eastern Aviation Advertising Service Co., Ltd. (“EAASC”)	(6,985)		(4,857)		(2,676)

	Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(6,434)		(8,394)		(3,149)

	Inflight hygiene and cleaning service expenses	Shanghai Eastern General Corporation	(15,318)		(1,683)		(20,561)

	Printing expenses	Shanghai Aviation Printing Co., Ltd.	(3,799)		(1,594)		(10,447)

	Rental expenses	– Shanghai Eastern Aviation Equipment Manufacturing Corporation	(4,461)		(4,509)		(5,945)
		– Shanghai Eastern Real Estate Operation Co., Ltd.	(5,794)		(3,291)		(6,048)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35	RELATED PARTY TRANSACTIONS (CONT’D)

			Revenue/(Expenses,
			payments or purchase consideration)
			Year Ended December 31,
			2001	2002	2003
	Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
(ii)	With CEA Holding or companies directly or indirectly held by CEA Holding:–

	Additional investment in an associate, EAASC, 55% interests of which is owned by CEA Holding (see note 16)	CEA Holding	—	(15,762)	—

	Investment in an associate, EAIEC, 55% interests of which is owned by CEA Holding (see note 16)	CEA Holding	—	—	(43,820)

	Investment in an associate, EAGF, a company previously jointly owned by CEA Holding and its subsidiaries (see note 16)	CEA Holding	(106,364)	—	—

	Investment in an associate, China Eastern Air Catering Investment Co., Ltd., 55% interests of which is owned by CEA Holding (see note 16)	CEA Holding	—	—	(157,500)

	Investment in an associate, SDATC, 55% interests of which is owned by CEA Holding (see note 16)	CEA Holding	—	—	(6,828)

36	FINANCIAL RISK MANAGEMENT

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables, bank deposits, zero coupon bonds, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, derivative liabilities and other payables.

(a)	Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have material impact on the Group’s operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, competition and influence of CAAC in the PRC civil aviation industry.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36	FINANCIAL RISK MANAGEMENT (CONT’D)

(b)	Price risk

The Group’s results of operations may be significantly affected by the fluctuation of the fuel prices which is a major expense category. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. It is the Group’s plan to strengthen the control over the fuel price risk through financial derivatives.

(c)	Interest rate risk

The Group has significant bank borrowings and is exposed to risk arising from changes in market interest rates. To hedge against the change in market interest rates, the Group entered into certain interest rate swaps during the years ended December 31, 2002 and 2003 (see note 37(a)). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 23, 24 and 25.

(d)	Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(i)	Deposits with an associate and cash and bank balances

Substantially all the Group’s cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Details of deposits placed with EAGF have been disclosed in note 35(a)(iii).

(ii)	Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii)	Other receivables These are spread among numerous third parties.

(iv)	Amounts due from or to the related companies These balances are disclosed in note 35(a).

(v)	Short-term investments

Short-term investments as of December 31, 2002 were placed with a PRC financial institution which executed the buying or selling securities on behalf of the Group, the short-term investment have been fully settled during the year end December 31, 2003.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	FINANCIAL RISK MANAGEMENT (CONT’D)

(e)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments on related debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through either long-term finance leases or operating leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

The Group generally operates with a working capital deficit. As of December 31, 2002 and 2003, the Group’s net current liabilities amounted to RMB7,437 million and RMB9,941 million respectively. For the years ended December 31, 2002 and 2003, the Group recorded net cash inflows from operating activities of RMB2,160 million and RMB3,267 million, respectively, net cash outflows from investing activities and financing activities of RMB1,587 million and RMB3,645 million, respectively and an increase of RMB574 million and a decrease in cash and cash equivalents of RMB378 million respectively.

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cashflow. Due to the dynamic nature of the underlying businesses, the Group treasury aims at maintaining flexibility in funding by keeping credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

(f)	Foreign currency risk

The Group’s finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against US dollars had been comparatively stable in the past. However, RMB against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years which is the major reason for the significant exchange differences recognized by the Group for the years ended December 31, 2002 and 2003.

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (see note 37).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	FINANCIAL RISK MANAGEMENT (CONT’D)

(g)	Fair Value

The carrying amounts and estimated fair values of significant financial assets and liabilities as of December 31, 2002 and 2003 are set out below:-

	December 31,
	2002		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	6,494,631	5,939,491	11,222,923	10,131,805
Obligations under finance leases	8,183,966	8,202,528	7,100,886	7,069,346
Long-term bank deposits	1,463,044	1,547,671	1,743,924	1,840,139

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

Investments in subsidiaries and associates represent unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets	Liabilities
	RMB’000	RMB’000
At December 31, 2002
Interest rate swaps (note (a))	—	37,261
Forward foreign exchange contracts (note (b))	9,891	5,836

	9,891	43,097

At December 31, 2003
Interest rate swaps (note (a))	2,814	40,390
Forward foreign exchange contracts (note (b))	—	54,047

	2,814	94,437

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce risk of changes in market interest rates (see note 36(c)). The interest swaps entered into by the Group fulfill the criteria for hedge accounting and are accounted for as cashflow hedge. As of December 31, 2002 and 2003, the notional amounts of the outstanding interest rate swap agreements were approximately US$96 million and US$164 million respectively. For the years ended December 31, 2002 and 2003, net losses of RMB37,261,000 and RMB315,000 respectively arising from changes in the fair value of the interest rate swaps subsequent to initial recognition are recognized directly in the hedging reserve (see note 27).

(b)	Forward foreign exchange contract

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (see note 36(f)). The Group’s currency forward contracts qualify for hedging accounting and are accounted for as cashflow hedges. For the years ended December 31, 2002 and 2003, net losses of RMB1,341,000 and RMB58,102,000 arising from changes in the fair value of these foreign currency forwards subsequent to initial recognition are recognized directly in the hedging reserve (see note 27).

38	ULTIMATE HOLDING COMPANY

The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.

39	POST BALANCE SHEET DATE EVENTS

Subsequent to the balance sheet date, the company contributed US$2,450,000 to the registered capital of Collins Aviation Maintenance Service Shanghai Limited (“CAMSSL”) pursuant to the joint venture agreement with Rockwell Collins International Inc. (“RCI”) entered into by the parties in September 2002. CAMSSL is a joint venture with will be principally engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in the PRC. The registered capital of the CAMSSL is RMB57,943,000, which is to be contributed by the Company and RCI at 35% and 65% respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Differences between IFRS and U.S. GAAP which have significant effects on the consolidated profits/(loss) attributable to shareholders and consolidated owners’ equity of the Group are summarized as follows:

Consolidated profit/(loss) attributable to shareholders
(Amounts in thousands except per share data)

		Year Ended December 31,
					2003
		2001	2002	2003	US$
	Note	RMB	RMB	RMB	(note 2a)
As stated under IFRS		541,713	86,369	(949,816)	(114,758)
U.S. GAAP adjustments:
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a)	94,140	20,370	63,895	7,720
Reversal of revaluation deficit of fixed assets	(a)	—	171,753	—	—
Gain/(loss) on disposal of aircraft and	(b)	5,791	(26,046)	(10,083)	(1,218)
related assets Others	(c)	(11,295)	23,767	6,860	829
Deferred tax effect on U.S. GAAP adjustments	(d)	(155,877)	(28,477)	(9,101)	(1,100)

As stated under U.S. GAAP		474,472	247,736	(898,245)	(108,527)

Basic and fully diluted earnings/(loss) per share under U.S. GAAP		RMB0.097	RMB0.051	(RMB0.185)	(US$0.022)

Basic and fully diluted earnings/(loss) per American Depository Share (“ADS”) under U.S. GAAP		RMB9.75	RMB5.09	(RMB18.46)	(US$2.23)

Consolidated owners’ equity
(Amounts in thousands)

		December 31,
				2003
		2002	2003	US$
	Note	RMB	RMB	(note 2a)
As stated under IFRS		7,379,103	6,382,151	771,099
U.S. GAAP adjustments:
Reversal of net revaluation surplus of fixed assets	(a)	(908,873)	(908,873)	(109,811)
Reversal of difference in depreciation charges and accumulated depreciation and loss on disposals arising from the revaluation of fixed assets	(a), (b)	637,423	691,235	83,516
Others	(c)	29,111	35,971	4,346
Deferred tax effect on U.S. GAAP adjustments	(d)	20,844	9,225	1,115

As stated under U.S. GAAP		7,157,608	6,209,709	750,264

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes:-

(a)	Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as of June 30, 1996 as part of the restructuring of the Group for the purpose of listing. In addition, as of December 31, 2002, a revaluation of the Group’s aircraft and engines was carried out and difference between the valuation and carrying amount was recognized. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost.

(b)	Disposals of aircraft and related assets

This represents the loss on disposals of aircraft and related assets during the years. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain or loss on disposals of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus or deficit upon valuation associated with the assets disposed of.

(c)	Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under US GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortized, ii) transitional obligation for post retirement benefit is amortized over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortized.

(d)	Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

(e)	Segmental disclosures

The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group’s three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group’s management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(e)	Segmental disclosures (cont’d)

		Unaudited management operational
		information under PRC Accounting
		Regulations for the year ended
		December 31,
		2001	2002	2003
	Note	RMB’000	RMB’000	RMB’000
Traffic revenues	(i),(ii)
Domestic
Passenger		5,513,591	5,288,611	5,854,542
Cargo		234,658	235,470	256,661

Subtotal		5,748,249	5,524,081	6,111,203

Hong Kong
Passenger		2,024,214	1,937,313	1,622,538
Cargo		233,149	268,944	394,246

Subtotal		2,257,363	2,206,257	2,016,784

International	(iii)
Passenger		3,079,730	3,526,852	3,036,214
Cargo		1,708,194	2,014,785	2,561,529

Subtotal		4,787,924	5,541,637	5,597,743

Total	(iv)	12,793,536	13,271,975	13,725,730

(i)	The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in these financial statements.

(ii)	Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(iii)	The Group’s international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB1,574,971,000, RMB1,814,998,000 and RMB1,565,971,000 from its Japan routes in 2001, 2002 and 2003 respectively).

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(e)	Segmental disclosures (cont’d)

(iv)	The traffic revenue figures as stated above are different from the Group’s audited PRC statutory accounts and the Group’s audited IFRS accounts due to the following reasons:-

•	The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

•	Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v)	The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

(f)	New pronouncements

SFAS No. 132 (Revised)

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (Revised) (“SFAS No. 132R”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits” as amendment of FASB statements No. 87, 88 and 106, and a replacement of FASB Statement No. 132. SFAS No. 132R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. The measurement and recognition guidance under original SFAS 132 has not changed. SFAS No. 132R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective of fiscal years ending after June 15, 2004. Management has adopted the disclosure provisions of SFAS No. 132.

SFAS No. 143

In June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material effect on the Group’s financial position or results of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(f)	New pronouncements (cont’d)

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of “when issued” securities or other securities that do not yet exist. The adoption of SFAS No. 149 did not have any significant impact on the Group’s results of operations.

SFAS No. 150

In June 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still in existence at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Group’s financial position or results of operations.

FIN 45

In November 2002, Financial Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45”) was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ending after December 15, 2002. Please refer to Note 33(d) for details.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONT’D)

Notes (cont’d):-

(f)	New pronouncements (cont’d)

FIN 46

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision to FIN No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51” (“FIN 46R”).

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. Management does not expect that the adoption of FIN 46R will have a material effect on the Group’s financial position or results of operations.

EITF Issue No. 00-21

In November 2002, the Emergency Issue Task Force reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). This issue addressees how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Group does not believe that this EITF will have a significant impact on its financial statements.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (English translation).
2.1	Specimen Certificate for the H Shares.(1)
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)
4.1	Office Space Lease Agreement between the Company and Eastern Air Group Company (together with English translation).(1)
4.8	Employee Housing Lease Agreement between the Company and Eastern Air Group Company (together with English translation).(1)
8.1	List of subsidiaries of the Registrant.
11.1	Code of Ethics (English translation).
12.1	Certification of President pursuant to Rule 13a-14(a).
12.2	Certification of CFO pursuant to Rule 13a-14(a).
13.1	Certification of President pursuant to Rule 13a-14(b).
13.2	Certification of CFO pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.