Form 20-F
period 2004-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2005-06-24
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited (Translation of Registrant’s Name Into English)	The People’s Republic of China (Jurisdiction of Incorporation or Organization)

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
________________________

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

As of December 31, 2004, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information.

A.  Selected Financial Data

     The selected income statement data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards, or IFRS, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the income statements for the years ended December 31, 2002, 2003 and 2004 and the balance sheets as of December 31, 2003 and 2004 appear on page F-1 of this annual report. You should read Note 39 to our audited consolidated financial statements for a discussion of certain differences between IFRS and the generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended December 31, 2002, 2003 and 2004, and owners’ equity as of December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2000	2001	2002	2003(1)	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(millions, except per share or per ADS information)
Income Statement Data:
IFRS:
Revenues	11,220.06	12,152.81	13,078.99	14,277.16	21,038.78	2,541.99
Other operating income	223.11	127.61	226.37	60.89	154.42	18.66
Operating expenses	(10,444.21)	(11,283.32)	(12,241.90)	(14,116.59)	(19,714.02)	(2,381.93)
Operating profit	998.96	997.10	1,063.47	221.46	1,479.18	178.72
Non-operating income	—	—	—	—	133.03	16.07
Interest income (expense), net	(814.49)	(814.38)	(768.91)	(782,78)	(762.69)	(92.15)
Profit (loss) before taxation	304.40	313.58	262.89	(589.83)	845.41	102.15
Profit (loss) attributable to shareholders	175.53	541.71	86.37	(949.82)	514.08	62.11
Basic and fully diluted earnings (loss) per share(2)	0.04	0.11	0.02	(0.20)	0.11	0.01
Basic and fully diluted earnings (loss) per ADS	3.61	11.13	1.77	(19.52)	10.56	1.28
U.S. GAAP:
Profit (loss) attributable to shareholders	734.36	474.47	247.74	(898.25)	454.68	54.94
Basic and fully diluted earnings (loss) per share(2)	0.15	0.10	0.05	(0.19)	0.09	0.01
Basic and fully diluted earnings (loss) per ADS	15.09	9.75	5.09	(18.46)	9.34	1.13
___________________________________________________________

(1)	In 2003, certain income and expenses have been reclassified as required by IFRS. This reclassification has no effect on the profit (loss) attributable to shareholders.
(2)	The calculation of earnings (loss) per share is based on the consolidated profit (loss) attributable to shareholders and 4,866,950,000 shares in issue.

	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(millions)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	1,422.89	1,330.98	1,944.52	1,582.78	2,114.46	255.48
Working capital (deficiency)	(858.32)	(3,162.91)	(7,436.75)	(9,941.35)	(12,502.00)	(1,510.54)
Non-current assets	24,725.46	25,201.24	28,150.78	33,175.44	37,218.52	4,496.89
Total assets	28,652.00	28,610.95	32,761.58	38,007.11	42,427.79	5,126.30
Long-term loans, including current portion	4,804.19	5,300.57	6,494.63	11,222.92	10,736.26	1,297.20
Capital lease obligations, including current portion	11,308.18	9,871.35	8,183.97	7,100.89	8,662.29	1,046.61
Owner’s equity	6,870.53	7,320.10	7,379.10	6,382.15	6,882.24	831.54
U.S. GAAP:
Total assets	28,077.50	28,297.00	32,512.00	37,789.47	42,274.82	5,107.81
Owner’s equity	6,658.30	7,040.83	7,157.61	6,209.71	6,763.48	817.19

Exchange Rate Information

     This annual report contains translations of certain amounts into U.S. dollars solely for your convenience. Except where otherwise specified, translations of amounts from Renminbi to U.S. dollars have been made at the noon buying rate, or the Noon Buying Rate, in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of US$1.00 = RMB8.2765. You should not construe the translations as representations that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

     The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.2765 = US$1.00, on June 20, 2005. The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Average(1) Noon Buying Rate(2)		Noon Buying Rate
Period		Period	High	Low
	(RMB per US$)		(RMB per US$)
2004	8.2768	December 2004	8.2767	8.2765
2003	8.2772	January 2005	8.2765	8.2765
2002	8.2772	February 2005	8.2765	8.2765
2001	8.2772	March 2005	8.2765	8.2765
2000	8.2784	April 2005	8.2765	8.2765
		May 2005	8.2765	8.2765
___________________________________________________________

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.
(2)	Noon Buying Rate in New York City for cable transfers payable in foreign currencies as certified for customs purpose by the Federal Reserve Bank of New York.

Selected Operating Data

     The following table sets forth certain operating data of our company for the five years ended December 31, 2004, which have been derived from financial information prepared in accordance with IFRS and other data provided by us and are not audited. All references in this annual report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Selected Airline Operating Data:
Capacity:
ATK (millions)	3,646.3	4,188.2	4,366.6	4,774.5	7,071.2
ASK (millions)	22,596.2	25,813.5	27,962.5	29,780.0	41,599.1
AFTK (millions)	1,612.6	1,865.0	1,850.0	2,094.3	3,327.3
Traffic:
Revenue passenger-kilometers (millions)	14,101.6	15,911.4	18,206.4	18,002.7	27,580.8
Revenue tonne-kilometers (millions)	2,165.3	2,373.2	2,652.2	2,907.7	4,340.7
Revenue passenger tonne-kilometers (millions)	1,261.0	1,423.4	1,629.2	1,611.1	2,466.0
Revenue freight tonne-kilometers (millions)	904.3	949.8	1,023.0	1,296.6	1,874.7
Kilometers flown (millions)	121.2	147.2	158.8	176.5	242.8
Hours flown (thousands)	180.8	220.4	234.6	259.4	360.4
Number of passengers carried (thousands)	9,113.3	10,371.4	11,533.1	12,040.2	17,711.0
Weight of cargo carried (millions of kilograms)	286.4	302.0	344.7	459.8	663.6
Average distance flown (kilometers per passenger)	1,547.8	1,534.2	1,578.6	1,495.2	1,557.3
Load Factor:
Overall load factor (%)	59.4	56.7	60.7	60.9	61.4
Passenger load factor (%)	62.4	61.6	65.1	60.5	66.3
Break-even load factor (based on ATK) (%)	57.7	54.7	59.9	63.6	61.6
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/passenger-kilometers)	0.61	0.60	0.55	0.57	0.56
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.35	2.20	2.39	2.46	2.36
Average yield (passenger and cargo revenue/tonne-kilometers)	4.97	4.92	4.71	4.62	4.56
Unit cost (operating expenses/ATK)	2.87	2.69	2.87	2.94	2.81

B.  Capitalization and Indebtedness

     Not applicable.

C.  Reasons for the Offer and Use of Proceeds

     Not applicable.

D.  Risk Factors

     An investment in our American Depositary Shares, or ADSs, or H shares involves a number of risks. An investment in our company also involves special concerns and significant risks not usually involved with an investment in the equity securities of a United States company. You should carefully consider the following information about these risks, together with the other information in this annual report.

     Government regulation

     The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among others:

•	route allocation;

•	pricing of the domestic airfare;

•	the administration of air traffic control systems and certain airports; and

•	aircraft registration and aircraft airworthiness certification.

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

     Competition

     We face intense competition in each of the domestic, Hong Kong regional and international markets we serve. As a result, we have, from time to time, lowered our airfares for certain of our routes and may continue to do so in the future in order to maintain passenger traffic and compete with certain smaller domestic airline companies that operate with costs lower than our company or pursue a strategy of offering lower fares. In addition, many of our competitors have significantly longer operating history, greater name recognition, more resources and larger sales networks than our company or participate in reservation systems that are more convenient than ours. The public’s perception of the safety records of Chinese airlines also adversely affects our ability to compete against our international competitors. Increased competition may have a material adverse effect on our financial condition and results of operations.

     Insurance coverage and cost

     As a result of the September 11, 2001 events, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they significantly increased the premiums for such coverage as well as for aviation insurance in general. Our company has further extended our insurance coverage purchased prior to the September 11 events to November 30, 2005. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations will be adversely affected.

     Direct air link between China’s mainland and Taiwan

     Currently, our operations on the Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. There were no such direct chartered flights in 2004. In 2005, from late-January to mid-February, airlines from both mainland China and Taiwan (including our company) operated 48 non-stop direct chartered flights between Beijing, Shanghai and Guangzhou of mainland China and Taipei and Kaohsiung of Taiwan. Although regular direct flights between Taiwan and mainland China are still not permitted, our Hong Kong regional routes may be adversely affected if such regular direct flights are permitted in the future. We cannot assure you that we will obtain sufficient Taiwan-mainland China routes, or that the yields on these routes will be adequate, to offset any adverse effect on our revenues derived from our Hong Kong regional routes.

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

     Fuel supply and costs

     The availability and cost of the aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. As of May 31, 2005, the official domestic fuel price increased 21.9% compared to the price as of May 31, 2004. The international and domestic fuel prices increased significantly in 2004 and may continue to increase in the future. The fuel costs accounted for approximately 27.5% of our operating expenses in 2004. In 2004, our fuel expenses increased 78.3% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, the weighted average domestic and international fuel prices paid by our company in 2004 increased by approximately 24. 5% and 30.6%, respectively. Due to the highly competitive nature of the airline industry, we may be unable to pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel price may materially adversely affect our financial condition and results of operations.

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

     Liquidity

     We have substantial debts, and will continue to have substantial debts in the future. In addition, we have recently entered into contractual commitments to acquire a number of new aircraft for delivery over the next few years. See the section headed “Item 4. Information on the Company — Description of Property — Fleet”. As of December 31, 2004, our total outstanding debt was

RMB34,714 million. Our long-term debt to equity ratio was 2.5. As of the same date, our current liabilities exceeded our current assets by RMB12,502 million, reflecting an significant increase in short-term bank loans and the portion of long-term bank loans payable within one year. Short-term bank loans outstanding totaled RMB6,189 million as of December 31, 2004.

     We largely rely on cash flow generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements. If our operating cash flow is materially affected by factors such as increased competition, significant decrease in demand for our services, or significant increase in jet fuel price, our liquidity would be adversely affected. We have arranged financing with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. For example, a substantial portion of our short-term loans is rolled over upon maturity. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be adversely affected.

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

     Related party transactions; conflict of interests

     We have engaged from time to time and will continue to engage in a variety of transactions with CEA Holding and various members of CEA Holding, which provide a number of services to us, including in-flight catering and import of aircraft, flight equipment and flight equipment spare parts. Our transactions with CEA Holding and members of CEA Holding are conducted pursuant to a number of service and other contracts between CEA Holding and us, entered into in the normal course of business. Since CEA Holding is our controlling shareholder and the interests of CEA Holding may conflict with our company’s own interests, CEA Holding or any member of CEA Holding may take actions that favor the interests of other members of CEA Holding over our company’s interests.

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

     Any future outbreak of severe acute respiratory syndrome or similar adverse public health developments in mainland China may have a material adverse effect on our financial condition and results of operations.

     In late 2002 and the first half of 2003, mainland China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new individual cases of SARS were reported after that date in mainland China and other countries and regions in Asia. Any future outbreak of SARS or similar contagious epidemic will, among other things, significantly reduce demand for our services and will have a material adverse effect on our financial condition and results of operations.

     Changes in the economic policies of the Chinese government

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, if any, may have a material adverse effect on the overall economic growth of China and investment in the airline industry in China. These developments, in turn, may have material adverse effects on our business operations, such as an adverse effect on the demand for our services, and may also materially adversely affect our financial condition and results of operations.

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

     Fluctuations in exchange rates

     The value of Renminbi fluctuates and is subject to significant changes in China’s political and economic conditions. While the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable in recent years, any revaluation of Renminbi may adversely affect the value of dividends, if any, payable on our H shares in foreign currency terms. We use currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2006 and 2010. Since we may not be able to fully hedge against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations.

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

     Compliance with requirements under Section 404 of the Sarbanes-Oxley Act of 2002

     Our company will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2006. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions in connection with our preparation for compliance with the requirements of Section 404 or the impact of the same on our operations. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur significant costs in improving our internal control system and the hiring of additional personnel. Any such action could increase our costs relative to our revenues, thereby reducing our operating margins and could negatively affect the market price of our ADSs.

Item 4.  Information on the Company.

History and Development of the Company

     Our company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hong Qiao Road, Hong Qiao International Airport, Shanghai, China, 200335. The telephone number of our principal executive office is (86-21) 6268-6268. We currently do not have an agent for service of process in the United States. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our company and EA Group. According to the restructuring arrangement, by operation of law, our company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our company. CEA

Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2004, our company’s total revenue accounted for approximately 73% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our company and our significant subsidiaries, all of which were incorporated in China.

     In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H shares, par value RMB1.00 per share, and listed our ordinary H shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H shares, on the New York Stock Exchange. Prior to our initial public offering, all of the issued and outstanding shares of our capital stock, consisting of 3,000,000,000 ordinary domestic shares, par value RMB1.00 per share, were owned by EA Group, which exercises, on behalf of the Chinese government and under the supervision and direction of the CAAC, the shareholder rights in our company. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. Following the A share offering, EA Group continued to own 3,000,000,000 ordinary domestic shares, which represent 90.91% of our total ordinary domestic shares and 61.64% of our issued and outstanding share capital as of December 31, 2004. H shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H shares and A shares are identical in respect of all rights and preferences, except that the listed A shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. In addition, dividends on the A shares are payable in Renminbi.

     Since our initial public offering, we have expanded our operations through acquisitions and joint ventures. In July 1998, our company and China Ocean Shipping (Group) Company jointly established China Cargo Airlines Co., Ltd., which specializes in the air freight business. Our total investment in this joint venture was approximately RMB350 million, representing 70% of the equity interest of China Cargo Airlines Co., Ltd. In addition, we purchased from EA Group the assets and liabilities relating to airline operations of China General Aviation Company, for approximately RMB88 million in November 1999. China General Aviation Company was based in Shanxi Province in China and served primarily the northern region of China. Moreover, we completed our acquisition of Air Great Wall in June 2001 and established our Ningbo Branch following the acquisition. Air Great Wall was based in Ningbo, Zhejiang Province in China and served primarily the southeastern region of China.

     In May 2002, our company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd., established Shanghai Eastern Airlines Investment Co., Ltd., or SEAI. We hold a 99% equity interest in SEAI. The joint venture serves as one of the investment vehicles of our company for our investments in other industrial projects and provides consulting services. In August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, in which our company holds a 40% equity interest. China Eastern Airlines Wuhan Limited serves primarily the market in Hubei Province. We also entered into an agreement with Rockwell Collins International Inc. of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. In order to expand our company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. In 2004, our company contributed additional capital of approximately RMB408 million to Eastern Jiangsu. As a result, our equity interest in Eastern Jiangsu increased from 55% to 63%.

     In April 2003, we entered into a share transfer agreement with CEA Holding, pursuant to which we have acquired from CEA Holding a 45% equity interest in China Eastern Aviation Import and Export Company, or CEAIEC, for a consideration of approximately RMB44 million. CEAIEC was a wholly-owned subsidiary of CEA Holding prior to the transaction. Under the share transfer agreement, our company and CEA Holding each undertakes to the other party that it will not establish any other entity engaging in any business similar in nature or scope to the business conducted by CEAIEC. We believe that the acquisition of 45% equity interest in CEAIEC could reduce our company’s cost of importing aviation raw materials and enhance our company’s profitability.

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

     On February 18, 2004, we entered into a joint venture agreement with CEA Holding to establish China Eastern Real Estate Investment Co. Ltd., or CEA Real Estate, a limited liability company established under the laws of the PRC. The registered capital of CEA Real Estate is RMB100 million. Pursuant to the joint venture agreement, our company has made its capital contribution of RMB5 million in cash. As a result, our company owns a 5% equity interest in CEA Real Estate. CEA Real Estate is primarily engaged in the real estate business, including the development and sales of commercial premises and property leasing in Shanghai, China.

     On March 10, 2003, we entered into a joint venture agreement with Singapore Technologies Aerospace Ltd. to establish Shanghai Technologies Aerospace Company Limited, or STAC, a Sino-foreign joint venture limited liability company established under the laws of the PRC. The registered capital of STAC is US$73 million with a total investment of US$98 million. Pursuant to the joint venture agreement, our company shall make an in-kind capital contribution of US$37.23 million (which includes but not limited to flight equipment and land use right) in installments to STAC. Our company owns a 51% equity interest in STAC. STAC is primarily engaged in the provision of commercial aircraft maintenance, repair and overhaul services. STAC started operation in late 2004.

     On August 18, 2004, we entered into a joint venture agreement with China Ocean Shipping (Group) Company and China Cargo Airlines Co., Ltd. to establish Shanghai Eastern Logistics Co., Ltd., or Eastern Logistics, a limited liability company established under the laws of the PRC. The registered capital of Eastern Logistics is RMB200 million. Pursuant to the joint venture agreement, our company has made its capital contribution of RMB138.6 million in cash to Eastern Logistic. Our company, directly and indirectly, owns a 70% equity interest in Eastern Logistics. Eastern Logistics is primarily engaged in the provision of cargo logistics services. Eastern Logistics started operation after it obtained its business license from the relevant government authority on August 23, 2004.

     On 2 March 2005, we entered into an agreement with United Technologies Far East Limited (“UTFEL”), to establish Hamilton Sundstrand (Shanghai) Aerospace Technology Limited (“HSSATL”), a jointly controlled entity which will be principally engaged in the provision of repair and maintenance services for auxiliary power units of aircraft in the PRC. The registered capital of HSSATL is US$8.9 million, which is to be contributed by us and UTFEL in proportion of 51% and 49% respectively.

     Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger and renamed as China Eastern Air Yunnan Company (“CEA Yunnan”) and China Eastern Air Northwest Company (“CEA Northwest”), respectively. CEA Northwest is based in Xi’an, Shannxi Province in China with approximately 30 jet aircraft and serves primarily the western region of China. CEA Yunnan is based in Kunming, Yunnan Province in China with approximately 26 jet aircraft and serves primarily the southwestern region of China. The airline operations currently conducted by CEA Yunnan and CEA Northwest compete with our company, in particular, on the Shanghai-Wenzhou route, Shanghai-Harbin route, Shanghai-Qingdao route, Shanghai-Changsha route, Changchun-Kunming route, Changsha-Ningbo route, Changsha-Kunming route and Changsha-Nanjing route.

     In order to further expand our business and enhance our market competitiveness, we have agreed to acquire from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest pursuant to a conditional assets transfer agreement entered into by our company, CEA Holding, CEA Yunnan and CEA Northwest on May 12, 2005 (the “Acquisition Agreement”). An English translation of the Acquisition Agreement has been filed with this annual report as an exhibit. The assets and liabilities being acquired by our company include relevant aircraft, engines and aviation equipment and facilities, certain employees and operating contracts, and other relevant fixed and current assets (whether owned or leased assets). Following the completion of the Acquisition Agreement, our company will assume and undertake the aviation operations and businesses currently carried out by CEA Yunnan and CEA Northwest in accordance with the Acquisition Agreement. The relevant air routes will also be injected into our company with such aviation businesses. The total consideration payable by our company under the Acquisition Agreement is approximately RMB986 million in cash, which will be adjusted by the profit generated or loss incurred by the aviation businesses of CEA Northwest and CEA Yunnan during the period from December 31, 2004 through the effective date of the Acquisition Agreement, which is expected to be June 30, 2005. The amount of such profit/loss will be determined with reference to the relevant financial statements prepared under PRC Accounting Standards and Regulations, to be audited by independent PRC accountants jointly appointed by our company and CEA Holding. According to the Acquisition Agreement, we will also assume aggregate liabilities of RMB8,556 million. This consideration consists of an initial consideration of approximately RMB690 million payable within five days from the effective date and the balance payable upon the fulfillment of certain conditions. We currently intend to finance the cash payment for approximately 50% of the consideration with our internal cash resources and the remaining by way of financing arrangements with financial institutions. We have obtained the requisite approvals from relevant regulatory authority in China for this acquisition and will submit the Acquisition Agreement for approval by our independent shareholders at the annual general meeting for the year of 2004 which is scheduled to be held on June 30, 2005 in Shanghai, China.

     Under the Acquisition Agreement, each of CEA Holding, CEA Northwest and CEA Yunnan has undertaken that at any time after completion of the Acquisition Agreement, it will not, and will procure its respective subsidiaries and associated companies (including members of CEA Holding) not to, carry out, engage in or otherwise become involved or interested in any business which competes or may compete, either directly or indirectly, with our company’s aviation business following completion of the Acquisition Agreement. The undertaking is not made for any definite period.

     As part of our continuing effort to upgrade our fleet, we have disposed of old aircraft and added new aircraft to our fleet. Our aircraft dispositions have reduced the average age of our fleet. All of our aircraft are registered with the CAAC. The table below sets forth our significant aircraft dispositions and additions since December 31, 2000:

	2001	2002	2003	2004	2005(1)
Additions (Capital Leases and Purchases)	3 Airbus 320 aircraft 3 Boeing 737-200 aircraft	4 Boeing 737-700 aircraft	10 Airbus 320 aircraft 3 Airbus 340-600 aircraft	2 Airbus 340-600 aircraft 2 Airbus 321 aircraft 5 Airbus 320 aircraft	2 Airbus 321 aircraft 5 Airbus 320 aircraft 3 ERJ145 aircraft

Additions (Operating leases)	4 Airbus 319 aircraft	2 Airbus 319 aircraft 2 Boeing 737-700 aircraft	5 Boeing 737-700 aircraft	1 Airbus 300F	3 Boeing 737-800 aircraft

Dispositions	0	2 Airbus 310 aircraft	3 Boeing 737-200 aircraft	0	0
___________________________________________________________

(1)	Currently contemplated by our company.

Business Overview

     Our company is one of the three largest air carriers in China in terms of tonne-kilometers and number of passengers carried in 2004, and is the primary air carrier serving Shanghai, China’s eastern gateway. We accounted for approximately 18.9% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines in 2004. We operate primarily from Shanghai’s Hong Qiao International Airport and Pudong International Airport. In 2004, we accounted for 41.1% and 31.1% of all the flight traffic at Hong Qiao International Airport and Pudong International Airport, respectively. In 2004, we accounted for approximately 30.4% of the total passenger traffic volume and 20.9% of the total freight volume on routes to and from Shanghai.

We have been consistently ranked as one of the best Chinese airlines in terms of service quality in each of the past five years according to a poll conducted by the China Civil Aviation Association.

     Compared to 2003, our traffic volume increased by approximately 49.3% in 2004. Our passenger traffic volume increase from 18,002.7 million passenger-kilometers in 2003 to 27,580.8 million passenger-kilometers in 2004, or 53.2%. Our cargo and mail traffic volume increased by 44.6% from 1,296.6 million tonne-kilometers in 2003 to 1,874.7 million tonne-kilometers. In 2004, our average on-time performance rate was approximately 75.9%, which was slightly lower than the industry average rate of 79.9% in China.

     Airline Operations and Route Network

     The following table sets forth our traffic revenues by activity for each of the five years ended December 31, 2004:

	2000	2001	2002	2003	2004	2004
	(millions of	(millions of	(millions of	(millions of	(millions of	(millions of
	RMB)	RMB)	RMB)	RMB)	RMB)	US$)
Traffic Revenues
Passengers	8,644	9,586	10,038	10,261	15,358	1,855.57
Cargo and mail	2,124	2,092	2,445	3,187	4,428	535.05

Total Traffic Revenues	10,768	11,679	12,483	13,448	19,786	2,390.62

     Passenger Operations

     The following table sets forth certain passenger operating statistics of our company by geographic region for each of the five years ended December 31, 2004:

	2000	2001	2002	2003	2004
Passenger Traffic (millions of passenger kilometers)	14,102	15,911	18,206	18,003	27,581
Domestic	6,326	7,512	8,516	10,302	14,500
Hong Kong	1,896	2,028	2,234	1,934	3,038
International	5,879	6,371	7,457	5,767	10,043

ASK (millions)	22,596	25,814	27,963	29,780	41,599
Domestic	10,874	12,928	13,494	15,909	20,635
Hong Kong	3,115	3,609	3,650	3,692	4,857
International	8,608	9,277	10,819	10,178	16,107

Passenger Yield (passenger revenues/passenger kilometers, in RMB)	0.61	0.60	0.55	0.57	0.56
Domestic	0.63	0.63	0.55	0.54	0.57
Hong Kong	0.99	0.95	0.86	0.84	0.72
International	0.48	0.48	0.46	0.53	0.49

Passenger Load Factor (%)	62.43	61.64	65.11	60.45	66.30
Domestic	58.20	58.10	63.11	64.75	70.27
Hong Kong	60.85	56.20	61.21	52.37	62.55
International	68.33	68.68	68.93	56.66	62.35

     The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. In 2004, our passenger operations generated revenues of approximately RMB15,358 million (approximately US$1,855.62 million), or approximately 73.0% of our turnover. We operated over 3057 scheduled flights per week (excluding charter flights), serving a route network that covers 88 cities within China and abroad. In 2004, we operated approximately 238 routes.

     In 2004, we operated approximately 2,231 domestic flights per week on 179 routes. Our domestic routes generated approximately 53.9% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

     In 2004, we also operated approximately 402 flights per week on 15 routes to and from Hong Kong, originating from Shanghai and 14 other major cities in eastern and northern China. Our Hong Kong regional routes accounted for approximately 14.2% of our passenger revenues in 2004.

     In 2004, we operated approximately 424 international flights per week on 59 routes, serving 88 cities in 11 countries, primarily linking Shanghai to major cities in east and Southeast Asian countries (Japan, Korea, India, Singapore and Thailand) and certain strategic locations in Europe, the United States and Australia. In 2004, we successfully introduced 11 new international routes including Shanghai-Kuala Lumpur, Shanghai-London and Shanghai-Vancouver to further enhance the function of Shanghai as our passenger hub. In addition, we launched new international routes of Shanghai-Bombay and Shanghai-Moscow in April and May 2005, respectively. Revenues derived from our operations on international routes accounted for approximately 31.8% of our passenger revenues. Revenues derived from our operations on our 15 Japan routes accounted for approximately 9.5% of our passenger revenues and approximately 30% of our international passenger revenues in 2004. Our Japan and Korea international routes and Hong Kong regional routes generally have been our highest yielding routes.

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

     Cargo and Mail Operations

     The following table sets forth certain cargo and mail operating statistics of our company by geographic region for each of the five years ended December 31, 2004:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Cargo and Mail Tonne-Kilometers (millions)	904	950	1,023	1,297	1,875
Domestic	159	176	206	258	328
Hong Kong	53	48	53	81	124
International	693	726	764	958	1,423
Weight of Cargo and Mail Carried (millions of kilograms)	286	302	345	460	664
Domestic	133	146	170	205	262
Hong Kong	37	33	39	57	85
International	116	116	136	198	317
Cargo and Mail Yield (cargo and mail revenues/cargo and mail tonne-kilometers, in RMB)	2.35	2.20	2.39	2.46	2.36

     Our cargo and mail business generated revenues of approximately RMB4,428 million (approximately US$535 million) in 2004, representing approximately 21% of our turnover for the year.

     We must obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Co., Ltd. also maintains fourteen cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes. Revenues derived from our operations on international cargo and mail routes accounted for approximately 79.9% of our total cargo and mail revenues in 2004. Revenues derived from our operations on routes to Japan accounted for approximately 18.3% of our international cargo and mail revenues in 2004. In 2004, a new cargo flight on the route Shanghai-Dallas was launched, signifying a significant expansion of the freight services. In March 2005, we launched a new cargo route of Qingdao-Ningbo-Hong Kong.

     The development of cargo operations is an important part of our company’s growth strategy. After the establishment of China Cargo Airlines Co., Ltd., we have converted three MD-11 passenger aircraft into freight aircraft that are designated for cargo and mail operations, two of which were converted in the second half of 2003 and one in early 2004. We also wet-leased an Airbus A300 freighter on a short-term for our cargo operations in 2004.

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

     Domestic Route Rights. Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC’s policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as our company, that have a hub located at each of the active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant’s safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC’s current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level, currently 75%, before another carrier is permitted to commence operations on such route.

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

     Although hub location is an important criterion, an airline may be awarded a route which does not originate from an airport where it has a hub. The route rights awarded do not have a fixed expiry date and can be terminated at the discretion of the CAAC.

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

     On March 17, 2004, China’s State Council approved the Pricing Reform Plan for the Domestic Civil Aviation Industry, or the Pricing Reform Plan, effective April 20, 2004. Pursuant to the Pricing Reform Plan, the governmental authorities responsible for price control no longer directly set the airfare for domestic routes, but indirectly control the airfare for domestic routes by setting basic airfare levels and permitted ranges within which the actual airfare of Chinese airlines can deviate from such basic airfare levels. Chinese airlines are able to set their own airfare for their domestic routes within the permitted ranges and adopt more flexible sales policies to promote their services.

     The CAAC and the National Development and Reform Commission jointly publish the pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan (the average basic airfare for domestic routes is RMB0.75 per passenger-kilometer). Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher and 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the National Development and Reform Commission will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the National Development and Reform Commission for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

     The CAAC and the National Development and Reform Commission will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. We expect that, as reforms continue in 2005, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

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

     Acquisition of Aircraft and Spare Parts. Most Chinese airlines are required to purchase their aircraft, aircraft spare parts and other aviation equipment through the China Aviation Supplies Corporation, or the CASC, an entity controlled by the CAAC. However, our company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through CEAIEC, which is 55% owned by CEA Holding and 45% owned by our company. This gives us freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain an approval from the National Development and Reform Commission for any import of aircraft. We generally pay a commission to CEAIEC in connection with these imports.

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

     There are currently approximately 10 Chinese passenger airlines operating in China, and our company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our company, Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 100 routes and has a fleet of at least 60 jet aircraft. As of December 31, 2004, our company, Air China and China Southern Airlines accounted for approximately 80% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines.

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

     Hong Kong. Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Dragon Air, which is controlled by China National Aviation Corporation, or CNAC, CITIC Pacific Limited and Cathay Pacific Airways Limited. We currently operate approximately 424 flights per week on routes between 15 Chinese cities and Hong Kong. Dragon Air competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways obtained the licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay Pacific Airways commenced its services on the routes of Hong Kong-Beijing, Hong Kong-Shanghai and Hong Kong-Xiamen in December 2003, January 2005 and February 2005, respectively. With Cathay Pacific Airways commencing its operations on the Hong Kong-Shanghai route, we expect more intensified competition on our Hong Kong-Shanghai route. In addition to the frequency and convenience of our flights and the number of routes offered, our company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the Chinese central government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragon Air has increased the frequency of its flights on several of our Hong Kong routes and intensified the competition. At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. There were no such direct chartered flights in 2004. In 2005, from late-January to mid-February, airlines from both mainland China and Taiwan (including our company) operated 48 non-stop direct chartered flights between Beijing, Shanghai and Guangzhou of mainland China and Taipei and Kaohsiung of Taiwan. Although regular direct flights between Taiwan and mainland China are still not permitted, our results of operation on Hong Kong routes could be adversely affected if direct flights between Taiwan and mainland China are permitted in the future. We cannot assure you that our company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any adverse effect on our revenues derived from operation on our Hong Kong routes. Our company also faces competition from Dragon Air in our Hong Kong cargo operations.

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

     International. We compete with Air China, China Southern Airlines, United Airlines and many other well-established foreign carriers on our international routes. Most of our international competitors are very well known international carriers and are substantially larger and have substantially greater financial resources than us. Many of our international competitors also have significantly longer operating history and greater name recognition than our company. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and participate in reservation systems that are more convenient than those of ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than those of ours and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. For instance, we compete with All Nippon Airways and Japan Airlines System in cargo operations on our Japan routes. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country will be allowed to serve the China-U.S. market over the next six years. It is expected that there will be a significant increase in China-U.S. air services over the next few years due to this agreement, which would further intensify competition in this market.

     Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with Air China, All Nippon Airways, Japan Airlines System and Northwest Airlines, Inc. on our passenger routes to Japan. Our primary competition on our flights to southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern Airlines. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, Air China and China Southern Airlines. On our European routes, our competitors include Air China, the Air France-KLM Group, and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. In September 1997, Shanghai Airlines was awarded limited international route rights by the CAAC. Our company competes in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

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

     Maintenance Capability. We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform 2D checks on our MD-82 aircraft, 4C checks on our Airbus A320 and Airbus A340-300 aircraft, and 12C checks on our A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hong Qiao International Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our company currently employs approximately 3,283 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel participated in the manufacturer training and support programs sponsored by Airbus Industrie G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China. In September 2002, our company and Rockwell Collins International Inc. of the United States entered into a joint venture agreement to establish Collins Aviation Maintenance Service Shanghai Limited, a joint venture that is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our company and Rockwell Collins International Inc. hold 35% and 65% equity interest in the joint venture, respectively. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. We expect the joint venture company to provide supplemental avionics and other maintenance services to our company.

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

     Fuel Supplies

     Fuel costs represented approximately 27.5% of our operating expenses in 2004. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

     In 2004, our fuel expenses increased 78.3% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, in 2004, the weighted average domestic and international fuel prices paid by our company increased by approximately 24.4% and 30.6%, respectively.

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

     We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on frequency of flights between major business centers, convenient transit services and extensive sales network. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. Under our continual effort to carry out the “Eastern Miles” program, the number of frequent flyers surpassed 4.46 million in 2004, with a flight-taking rate of nearly 50%, bringing the influence of our products into full play. The special services hotline “95108” call-centre was established and came into operation in 2004.

     In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides to our customers benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launch Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai–Hong Kong and Shanghai–Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on the heavily traveled routes of Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedite transit services at Hong Qiao International Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, which significantly enhanced our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. All this improved our transit services quality and, as a result, the number of passengers who used our transit services exceeded 300,000 persons/time in 2004. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we will devote all efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.

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

     In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote ticket sales and assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through approximately 4,000 sales agents and travel agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hong Qiao International Airport, Pudong International Airport, in downtown Shanghai and at our provincial hubs in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei and Hubei provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Kunming, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted by the availability of telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas representative offices in Chicago, Los Angeles, Seattle, Madrid, Paris, Sydney, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okayama, Singapore, Bangkok, Seoul, Dehli and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.

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

     Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hong Qiao International Airport and Pudong International Airport, including aircraft cleaning, refueling, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hong Qiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2004, we generated revenues of approximately RMB1,253 million (approximately US$153 million) from our airport ground services and ticket handling services.

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

     Insurance

     The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, on behalf of all Chinese airlines. PICC reinsures a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain amount of deductibles. The premium payable in connection with these insurance is allocated among all Chinese airlines based on the aircraft owned by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights is RMB70,000 (approximately US$8,457) per passenger, for which our company also purchases insurance. Unless there is a separate agreement applicable for flights to or from a specific country, the Convention for the Unification of Certain Rules Relating to International Transportation by Air of 1929, or the Warsaw Convention, as amended by the protocol of 1955, provides that the maximum civil liability of airlines for international flights is US$20,000 per passenger. Our company is insured for the maximum international civil liability under any agreement applicable to us and under the Warsaw Convention. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — D. Risk Factors — Insurance coverage and cost” for more information on our company’s insurance coverage.

Description of Property

     Fleet

     We are required to obtain approvals from the National Development and Reform Commission for importing aircraft. In 2004, we added a total of 10 new aircraft, including the purchase of 2 Airbus A340-600 aircraft, 5 Airbus A320 aircraft and 2 Airbus A321 aircraft as well as 1 Airbus A300F freighter under wet lease. Moreover, in 2004, we entered into agreements to purchase 20 Airbus A330-300 aircraft (with engines) and 6 Boeing 737-700 aircraft, respectively. In 2005, we also entered into agreements to purchase 5 Airbus A319 aircraft (with engines), 5 ERJ145 aircraft, 15 Airbus A320 series aircraft and 2 Boeing 747-400 aircraft respectively.

     As of May 31, 2005, we had a fleet of 104 aircraft, including 98 jet passenger aircraft that have more than 100 seats and 6 jet freighters. The following table sets forth the details of our fleet as of May 31, 2005:

			Number of
		Number of	Aircraft under	Number of	Average
	Total Number	Aircraft	Operating	Aircraft under	Number of	Average age
	of Aircraft	Owned	Lease	Capital Lease	Seats	(in years)(1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	—	322	0.95
A340-300	5	—	—	5	289	8.17
Narrow-body:
MD-90	9	2	—	7	157	6.40
MD-82	3	—	3	—	147	14.47
A300-600R	10	3	3	4	269	11.74
A321	2	2	—	—	185	0.17
A320	35	18	10	7	158	5.84
A319	10	—	10	—	122	3.48
Boeing 737-800	2	—	2	—	158	0.08
Boeing 737-700	11	4	7	—	142	1.97
Boeing 737-300	6	—	3	3	138	6.86

Total Passenger Aircraft	98	34	38	26	180	4.76

Cargo Aircraft:
MD-11F	6	6	—	—	—	12.33

Total Fleet(2)	104	40	38	26		5.42

___________________________________________________________

(1)	The average aircraft age is weighted by the number of available seats.
(2)	Excludes fleet of China Eastern Airlines Wuhan Limited.

     In 2004, our average daily aircraft utilization rate increased by 1.7 hours to 9.7 hours per day, primarily due to the further enhancement of our maintenance capability as well as increase in the number of flights in response to strong market demand. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2004:

	2002	2003	2004
	(in hours)
Wide-body:
MD-11	10.9	9.8	11.0
A340-600	—	9.9	12.6
A340-300	11.2	11.9	13.8
A300-600R	7.4	6.3	8.8

Narrow-body:
MD-90	7.7	6.9	8.5
MD-82	6.6	5.4	7.8
A320	8.8	7.8	9.4
A319	9.1	8.4	9.5
Boeing 737-700	10.0	9.0	9.9
Boeing 737-300	10.0	8.6	10.0

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

     Future Fleet Development. Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the National Development and Reform Commission. The following table summarizes our currently anticipated jet aircraft deliveries from 2005 to 2006 as of December 31, 2004:

	2005	2006	Total
Aircraft
A330-300	0	7	7
A330-200	0	3	3
A321	2	0	2
A320	5	0	5
A319	0	3	3
B737-800	3	0	3
B737-700	0	6	6
ERJ145	3	2	5

Total	13	21	34

     The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as the general economic conditions, our operating results and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

     We are currently in negotiation with Boeing Company for possible purchase of 15 Boeing B7E7 aircraft. These 15 Boeing B7E7 aircraft were allocated to us under an agreement entered into between China Aviation Supplies Imp. & Exp. Corporation and Boeing Company on January 28, 2005 regarding proposed purchase of certain Boeing B7E7 aircraft for future use by various PRC airlines companies. The possible purchase, if it materializes, will be introduced to our company’s fleet to cater to the increasing market demand, both domestic and international alike, enhancing our competitiveness and hence operating capability.

     Fleet Financing Arrangements. We generally acquire aircraft through either long-term capital leases or operating leases. To take advantage of the low interest rate for long-term loans in 2002, we also purchased certain number of aircraft and financed it by borrowing long-term loans from banks in China. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Under operating leases, substantially all the risks and rewards of ownership of the aircraft remain with the lessor.

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

     We own all of the buildings and facilities located at Hong Qiao International Airport, with the exception of the office buildings where our corporate headquarters are located. We lease from CEA Holding our corporate headquarter office buildings and the land on which our corporate headquarters are located. We have acquired buildings and ancillary facilities at Pudong International Airport with a total gross floor area of approximately 158,400 square meters.

     Our operations in the nine provincial hubs in Jiangsu, Shandong, Shanxi, Hebei, Anhui, Jiangxi, Zhejiang and Hubei are located in the airports in Nanjing, Qingdao, Jinan, Taiyuan, Shijiazhuang, Hefei, Nanchang, Ningbo and Wuhan, respectively. In Nanjing, we lease all the buildings and facilities our company occupies from the airport authority. In Qingdao, Hefei and Nanchang, we have the right to use such buildings and facilities constructed and maintained by our company. However, the right to use such buildings and facilities cannot be transferred or leased to third parties. In Taiyuan and Shijiazhuang, we own our maintenance facilities and lease office building from CEA Holding and other facilities from the local airport authorities.

Item 5.  Operating and Financial Review and Prospects.

     You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 39 to our audited consolidated financial statements.

Overview

     Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 48.1%, from 4,774.5 million ATKs in 2003 to 7,071.2 million ATKs in 2004, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 39.7%, from 29,780.0 million ASKs in 2003 to 41,599.1 million ASKs in 2004. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 49.3%, from 2,907.7 million RTKs in 2003 to 4,340.7 million RTKs in 2004.

     We have agreed to acquire from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. See the section headed “Item 4. Information on the Company — History and Development of the Company” for more details. This proposed acquisition is expected to result in expansion of our operation and increase in our traffic revenue. With the completion of the acquisition, we also expect to achieve reduction of our company’s unit costs, improvement of our service quality and enhancement of our overall strength and market competitiveness by rationalizing our route network and fleet, centralizing our procurement of aircraft and aircraft components, integrating our maintenance resources as well as streamlining our sales channels.

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

     Certain Financial Information by Geographic Region

     The following table sets forth passenger revenues, passenger traffic and passenger yield by geographic region for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004
Passenger Revenues (millions of RMB)
Domestic	4,670	5,592	8,284
Hong Kong	1,911	1,627	2,187
International
Japan	1,279	978	1,466
U.S. and Europe	1,250	785	232
Other	928	1,279	3,189

Total Passenger Revenues	10,038	10,261	15,358

Passenger Traffic (millions of passenger-kilometers)
Domestic	8,516	10,302	14,500
Hong Kong	2,234	1,934	3,038
International	7,457	5,767	10,043

Total Passenger Traffic	18,207	18,003	27,581

Passenger Yield (RMB per passenger-kilometer)
Domestic	0.55	0.54	0.57
Hong Kong	0.86	0.84	0.72
International	0.46	0.53	0.49

Total Passenger Yield	0.55	0.57	0.56

Operating Results

2004 Compared to 2003

     Turnover. Our turnover increased 47.4% from RMB14,277 million in 2003 to RMB21,039 million in 2004. This increase was primarily due to an increase of our passenger and cargo revenues, which were net of the applicable PRC business tax.

     Traffic revenues from our passenger as well as cargo and mail transportation business increased 47.1% from RMB13,448 million in 2003 to RMB19,786 million in 2004. Compared to 2003, the average aircraft daily utilization increased by 1.7 hours to 9.7 hours in 2004.

     Passenger revenues, which accounted for 77.6% of our total traffic revenues in 2004, increased 49.7% from RMB10,261 million in 2003 to RMB15,358 million in 2004. This increase was primarily due to the market recovery following the end of severe acute respiratory syndrome (SARS) and the increase of our transportation capacity.

     Our domestic passenger revenues, which accounted for 53.9% of our total passenger revenues, increased 48.1% from RMB5,592 million in 2003 to RMB8,284 million in 2004. This increase was principally a result of the growing market demand following the end of SARS and the expansion of our transportation capacity, including the launch of new routes and increase in the number of flights. Compared to 2003, our domestic passenger traffic increased by 40.8% in 2004, and our domestic passenger load factor increased from 64.8% in 2003 to 70.3% in 2004. As a result of the favorable condition in the domestic passenger market since the end of 2003, we increased capacity on our domestic routes by 29.7% in 2004. Our domestic passenger yield increased from RMB0.54 in 2003 to RMB0.57 in 2004 per passenger-kilometer. This increase was principally a result of the increased pricing level due to strong demand in the domestic transportation.

     Hong Kong passenger revenues, which accounted for 14.2% of our total passenger revenues, increased 34.4% from RMB1,627 million in 2003 to RMB2,187 million in 2004. This increase was primarily due to the market recovery following the end of SARS and the increase in the number of business and leisure travelers. Hong Kong passenger traffic increased by 57.1% in 2004 over that of 2003. In order to meet market demand, we increased the passenger capacity on our Hong Kong routes by 31.6% in 2004. Our Hong Kong passenger load factor increased from 52.4% in 2003 to 62.6% in 2004, and our Hong Kong passenger yield decreased from RMB0.84 in 2003 to RMB0.72 in 2004 per passenger-kilometer. The decrease in passenger yield on Hong Kong routes was primarily due to (1) an increase in the number of leisure travelers, (2) various promotions offered by us and (3) competition from other airlines.

     International passenger revenues, which accounted for 31.8% of our total passenger revenues, increased 60.7% from RMB3,042 million in 2003 to RMB4,887 million in 2004. This increase was mainly due to the market recovery following the end of SARS and the increasing demand as a result of the recovering global economy in 2004. As a result, international passenger traffic increased by 74.1% in 2004 compared to 2003. Our international passenger capacity increased by 58.2% in 2004 compared to 2003. Our international passenger load factor increased from 56.7% in 2003 to 62.4% in 2004. Our international passenger yield decreased from RMB0.53 in 2003 to RMB0.49 in 2004 per passenger-kilometer. This decrease was primarily due to the increase in the number of leisure travelers and competition.

     We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 21.1%

of our total transportation revenues in 2004, increased 39.0% from RMB3,187 million in 2003 to RMB4,428 million in 2004. This increase was primarily due to the increasing demand for cargo transportation driven by the continuing rapid growth of China’s economy following its accession to the World Trade Organization, the increase of our transportation capacity as well as the increase of our market share. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased 44.6% from 1,297 million RFTKs in 2003 to 1,875 million RFTKs in 2004. This increase was primarily due to a significant increase in the capacity of our cargo transportation which resulted from the completion of the remodeling of MD-11 passenger aircraft into freighters, launch of new routes as well as an increase in the number of passenger flights which also carry cargo. Cargo yield decreased from RMB2.46 in 2003 to RMB2.36 in 2004 per cargo tonne-kilometer. This decrease was primarily due to intensified competition.

     Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased 51.1% from RMB829 million in 2003 to RMB1,253 million in 2004, which is higher than the 39.0% growth rate achieved in 2003. This increase was mainly due to the increase in the number of flights following the end of SARS and the enhancement of our capability in carriage, storage and handling of cargo with the establishment of Shanghai Eastern Logistics Co., Ltd.

     Other net operating income included rental income from operating sublease of aircraft and government subsidy net of loss on disposal of aircraft and engines. Our other operating income increased to RMB154 million in 2004 from RMB61 million in 2003. This increase was primarily due to a significant increase in rental income from operating sublease of aircraft.

     Operating Expenses. Our total operating expenses increased 39.7% from RMB14,117 million in 2003 to RMB19,714 million in 2004. This increase was primarily due to increases in aviation fuel expenses, aircraft depreciation and operating lease expenses, take-off and landing charges, food and beverage expenses, salary costs, commission expenses and other expenses. Our total operating expenses as a percentage of our turnover decreased from 98.9% in 2003 to 93.7% in 2004.

     Aviation fuel expenses increased 78.3% from RMB3,045 million in 2003 to RMB5,430 million in 2004. This increase was principally a result of our business expansion in 2004 and the increased international aviation fuel prices in 2004. In 2004, we consumed a total of 1,454,500 tonnes of aviation fuel, representing an increase of 42.1% compared to 2003. In 2004, the weighted average domestic and international fuel prices paid by our company compared to 2003 increased by approximately 24.4% and 30.6%, respectively.

     Aircraft depreciation and operating lease expenses increased 28.8% from RMB2,851 million in 2003 to RMB3,672 million in 2004. This increase was primarily due to our fleet expansion. Other depreciation, amortization and operating lease expenses increased from RMB495 million in 2003 to RMB496 million in 2004.

     The wages, salaries and benefits increased 28.8% from RMB1,449 million in 2003 to RMB1,866 million in 2004. This increase was primarily due to an increase in the number of staff resulting from the expansion of our company and our main operations as well as an increase in staff’s average salaries with the introduction of an incentive compensation plan that is linked to profit and various factors. The increase was also partially attributable to the introduction of an incentive plan for our pilots that links allowances to flying hours.

     Take-off and landing charges increased 34.0% from RMB2,254 million in 2003 to RMB3,020 million in 2004, which accounted for 15.3% of our total operating expenses in 2004. This increase was primarily due to the expansion of our business and the increased number of flights.

     Aircraft maintenance expenses were RMB1,396 million in 2004, compared to RMB1,329 million in 2003, an increase of 5.0%. This increase was mainly due to the increased aircraft maintenance performed as a result of the increase in the number of our flights in 2004.

     Commission expenses increased 66.0% from RMB465 million in 2003 to RMB772 million in 2004. This increase was primarily due to the increase in the revenues of our domestic and international businesses.

     Food and beverage expenses increased 39.9% from RMB542 million in 2003 to RMB758 million in 2004. This increase was primarily due to an increase in the number of travelers which was partially offset by a decrease of the average cost of food and beverage as a result of our cost-control initiatives.

     Office and administration expenses increased by 26.5% from RMB1,058 million in 2003 to RMB1,338 million in 2004. This increase was primarily due to an increase in pilot and aircrew training expenses, overseas expenses as well as travel expenses.

     Other operating expenses increased 53.8% from RMB628 million in 2003 to RMB966 million in 2004. Other operating expenses mainly included SITA ticket reservation system charges, SITA departure control system charges, civil aviation infrastructure levy, provision for obsolescence of flight equipment spare parts, maintenance expenses and loss on disposal of other fixed assets, insurance costs, operating income and expenses relating to the newly-established Shanghai Eastern Logistics Co., Ltd. This increase was mainly attributable to increases in SITA ticket reservation system charges, SITA departure control system charges, civil aviation infrastructure levy as well as expenses relating to the newly-established Shanghai Eastern Logistics Co., Ltd.

     Non-operating Income. Non-operating income was RMB133 million in 2004, which was due to the rescission of certain related party lease arrangements between CEA Northwest and us. For more details, please see Note 34(c)(ii) to our audited consolidated financial statements.

     Net Profits. As a result of the foregoing, net profit attributable to shareholders was RMB514 million in 2004 compared to a loss of RMB950 million in 2003.

     Fixed Assets. Our company had approximately RMB30,220 million of fixed assets as of December 31, 2004, including aircraft and flight equipment with a value of approximately RMB27,169 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.

     Valuation of fixed assets is based on market conditions and global economic factors that we may not control. The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2004 and are of the opinion that the carrying amount is not materially different from the fair value of our fixed assets.

2003 Compared to 2002

     Turnover. Our turnover increased from RMB13,079 million in 2002 to RMB14,277 million in 2003, or 9.2%, reflecting increase in our domestic passenger and cargo revenues. These revenues were net of the applicable PRC business tax and civil aviation infrastructure levies.

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

     Operating Expenses. Our total operating expenses increased from RMB12,242 million in 2002 to RMB14,117 million in 2003, or 11.5%, reflecting mainly increase in aviation fuel expenses, wages, salaries and benefits, other depreciation, amortization and operating lease expenses, aircraft maintenance expenses, commissions and take-off and landing charges. Our total operating expenses as a percentage of our turnover increased from 93.6% in 2002 to 98.9% in 2003.

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

Liquidity and Capital Resources

     We finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services, or any delay in obtaining bank loans. As of December 31, 2003 and 2004, we had cash and cash equivalents of RMB1,583 million and RMB2,114 million, respectively. In 2003 and 2004, our net cash inflows generated from operating activities were RMB3,163 million and RMB3,266 million, respectively, while our net cash outflows used in investment activities were RMB7,305 million and RMB2,433 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments.

     In 2003 and 2004, payment of advances on aircraft and flight equipment were RMB1,296 million and RMB2,077 million, respectively, while additions of aircraft and flight equipment were RMB5,560 million and RMB1,207 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB92 million and RMB668 million in 2003 and 2004, respectively. Our net cash inflow generated from financing activities was RMB3,764 million in 2003, primarily from proceeds from bank loans. Our net cash outflow generated from financing activities was RMB312 million in 2004, primarily due to repayment of bank loans.

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

     We generally operate with a working capital deficit. As of December 31, 2004, our current liabilities exceeded our current assets by RMB12,502 million, while our current liabilities exceeded our current assets by RMB9,941 million as of December 31, 2003. The increase in our current liabilities in 2004 was due to increase in short-term bank loans and the portion of long-term bank loans payable within one year. Short-term loans outstanding totaled RMB4,632 million and RMB6,189 million as of December 31, 2003 and 2004, respectively. Long-term bank loans outstanding totaled RMB11,223 million and RMB10,736 million as of December 31, 2003 and 2004, respectively. Long-term loans payable within two years, from three to five years and beyond five years were 5,580 million, RMB3,216 million and RMB1,940 million, respectively, as of December 31, 2004, as compared to RMB4,689 million, RMB4,164 million and RMB2,370 million, respectively, as of December 31, 2003. The total lease obligations outstanding under our finance leases as of December 31, 2003 and 2004 were RMB7,101 million and RMB8,662 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,889 million, RMB3,756 million and RMB2,017 million, respectively, as of December 31, 2004, as compared to RMB2,679 million, RMB4,039 million and RMB383 million, respectively, as of December 31, 2003.

     We have, and in the future may continue to have, substantial debts. As of December 31, 2003 and 2004, our long-term debt to equity ratio was 2.6 and 2.5, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.

Capital Expenditures

     Our aircraft orders as of December 31, 2004 included commitments to acquire 31 aircraft to be delivered in 2005 and 2006. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2006 to be in aggregate approximately RMB8,791 million, including RMB6,945 million in 2005 and RMB1,350 million in 2006, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2004, the total value of our mortgaged assets increased by 33.9%, from RMB9,735 million as of December 31, 2003 to RMB13,033 million as of December 31, 2004. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2005. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Contractual Obligations and Commercial Commitments

     The following tables set forth our outstanding contractual and commercial commitments as of December 31, 2004.

		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
		(RMB millions)
Long-Term Debt	10,736	3,193	3,978	1,625	1,940
Capital Leases	8,662	1,190	3,760	1,695	2,017
Operating Leases	5,847	1,044	2,153	2,077	573
Unconditional Purchase Obligations	9,229	7,383	1,846	—	—
Other Long-Term Obligations	112	30	60	22	—

Total	34,586	12,840	11,797	5,242	4,707

	Total Amounts	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB millions)	(RMB millions)
Line of Credit	46,836	3,270	43,566	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments(1)	—	—	—	—	—

Total	46,836	3,270	43,566	—	—

Critical Accounting Policies

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

     Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

     Revenue recognition — As discussed in Note 2(d) to our audited consolidated financial statements, passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage. Revenue for expired air tickets are recognized when we believe that our obligation to fulfill the services is remote. Management performs periodic evaluations of sales in advance of carriage, and any adjustments made as a result of such evaluations, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments result from differences between the estimates of certain revenue transactions, timing of recognizing revenue for any expired air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

     Fixed assets — We had approximately RMB30.2 billion of fixed assets as of December 31, 2004, including aircraft and flight equipment with a value of approximately RMB27.2 billion. As discussed in Note 2(j) to our audited consolidated financial statements, fixed assets are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Under U.S. GAAP, our fixed assets are initially recognized at cost less accumulated depreciation and impairment charges, if any. Independent valuations are conducted at least every five years or sooner if considered necessary by our directors. In the intervening years, our directors would review the carrying value of the fixed assets from time to time and make adjustments if the carrying value is materially different from the fair value. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges. We revalued our fixed assets on December 31, 2002 based on a market value basis. Our directors reviewed the carrying value of our company’s fixed assets as of December 31, 2004 and are of the opinion that the carrying amount of the fixed assets is not materially different from the estimated fair value and no impairment or changes in estimates of useful lives are necessary.

     Maintenance and overhaul costs — Following the adoption of IFRS 37 “Provisions, Contingent Liabilities and Contingent Assets” in the year ended December 31, 2000, major overhaul expenses for owned assets and assets under capital leases are no longer accrued but charged against operating profits as and when incurred. In respect of major overhauls for aircraft and engines under operating leases, the estimated costs of such overhauls are accrued and charged to operating profits over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The amount of overhaul costs charged to operating profits is impacted by management’s estimates of the expected overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft and engines. Different judgments or estimates could significantly affect the estimated overhaul provision and materially impact our results of operations. As of December 31, 2003 and 2004, we estimated our aircraft overhaul provision to be RMB577 million and RMB715 million respectively. Our estimate includes a reversal of provisions made in previous periods in the amount of RMB59 million and RMB21 million during 2003 and 2004, respectively, primarily as a result of lower actual aircraft overhaul costs than the overhaul provisions made in previous periods.

     Retirement benefits — We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f) to our audited consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of our company. See Note 29 to our audited consolidated financial statements for additional information regarding the retirement benefit plans.

     A new staff housing policy, or the New Staff Housing Policy, was approved by our board of directors in October 2003. Under the New Staff Housing Policy, our staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff’s entitlement is calculated based on the years of services, area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. We recognized a provision of RMB341 million as related to our present obligation for our employee’s staff housing entitlements in 2003. Under the New Staff Housing Policy, we recognized a charge of RMB 29 million staff housing benefits charge for the year ended December 31, 2004.

     Deferred taxation — Deferred income tax is provided in full, using the liability method, for all significant temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Currently applicable tax rates are used to determine deferred income tax. Deferred tax assets as related to tax losses are recognized to the extent that future taxable profit will be available against which the temporary differences can be utilized. For the year ended December 31, 2004, our company did not recognize RMB252 million of deferred tax assets relating to the tax losses available as management believes it was more likely than not that such tax losses would not be realized before they expire. See Note 7 to our audited consolidated financial statements for additional information regarding the deferred taxation.

Foreign Currency Transactions

     We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2004, the notional amount of the outstanding interest rate swap agreements was approximately US$437 million, compared to US$164 million as of December 31, 2003. These interest rate swap agreements will expire between 2006 and 2013. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2004, the notional amount of the outstanding currency forward contracts was approximately US$226 million, compared to US$237 million as of December 31, 2003. These currency forward contracts will expire between 2006 and 2010.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. The exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. We had a net exchange gain of RMB21 million in 2004, compared to a net exchange loss of RMB70 million in 2003.

Taxation

     Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we are subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB2,086 million and RMB2,330 million as of December 31, 2003 and 2004, which can be used to set off against future taxable income and will expire between 2006 and 2009.

Inflation

     In recent years, China has not experienced significant inflation. In 2004, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2% and 3.9% in 2003 and 2004, respectively. In 2002, China experienced a slight deflation at a rate of 0.8%. Although neither the inflation nor the deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially adversely affect our financial condition and results of operations.

U.S. GAAP Reconciliation

     Our audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Note 39 to our audited consolidated financial statements provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to shareholders for the years ended, and owners’ equity as of December 31, 2003 and 2004.

New Pronouncements

     IFRS

     For the year beginning January 1, 2005, the Group will adopt IFRS3 “Business Combinations”. IFRS3 will replace IAS22 “Business Combinations”. Under IFRS3, goodwill will be carried at cost less accumulated impairment losses and will no longer be amortized but instead, it will be tested annually for impairment. IFRS3 requires prospective adoption, and we do not believe that the adoption of IFRS3 would have a material effect on the Group’s financial position or results of operations.

     U.S.GAAP

     SFAS No. 151

     In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 would have a material effect on the Group’s financial position or results of operations.

     SFAS No. 153

     In December 2004, FASB issued SFAS No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 153 would have a material effect on the Group’s financial position or results of operations.

     EITF Issue No. 03-01

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. We do not believe that the adoption of the recognition and measurement requirements of EITF No. 03-01 would have a material effect on the Group’s financial position or results of operations.

     EITF Issue No. 02-14

     In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. We do not believe that the adoption of EITF No. 02-14 would have a material effect on the Group’s financial position or results of operations.

     EITF Issue No. 04-01

     In September 2004, the EITF reached a consensus on Issue No. 04-01 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. We do not believe that the adoption of EITF No. 04-01 would have a material effect on the Group’s financial position or results of operations.

Item 6.  Directors, Senior Management and Employees.

A.  Directors and Senior Management

     The following table sets forth certain information concerning our directors, executive officers and supervisors as of June 20, 2005. None of our directors, supervisors or members of our senior management was selected or chosen as a result of our arrangement or understanding with customers, suppliers or others. There is no family relationship between any director, supervisor or executive officer and any other director, supervisor or executive officer of our company.

Name	Age	Shares Owned	Position
Li Fenghua(1)	55	0	Chairman of the Board of Directors
Ye Yigan	62	0	Non-executive Director
Cao Jianxiong	46	2,800 A shares	Director
Wan Mingwu	58	0	Director and Vice President
Zhong Xiong	59	2,800 A shares	Director
Luo Zhuping	52	2,800 A shares	Director and Company Secretary
Hu Honggao	51	0	Independent Non-executive Director
Peter Lok	68	0	Independent Non-executive Director
Wu Baiwang	62	0	Independent Non-executive Director
Zhou Ruijin	66	0	Independent Non-executive Director
Xie Rong	53	0	Independent Non-executive Director
Li Wenxin	56	0	Chairman of the Supervisory Committee
Ba Shengji	46	2,800 A shares	Supervisor
Yang Xingen	52	0	Supervisor
Yang Jie	35	0	Supervisor
Liu Jiashun	48	0	Supervisor
Luo Chaogeng(2)	55	0	President
Wu Yulin	56	2,800 A shares	Vice President(3)
Wu Jiuhong	53	0	Vice President
Yang Xu	44	1,000 A shares	Vice President
Zhou Liguo	56	0	Vice President
Zhang Jianzhong	50	0	Vice President
Tong Guozhao(4)	46	0	Vice President
Luo Weide	49	0	Chief Financial Officer
___________________________________________________________

(1)	Mr. Li served as the Chairman of our company as of October 28, 2004.
(2)	Mr. Luo served as the President of our company as of September 7, 2004.
(3)	Mr. Wu ceased to be a vice president of our company as of April 1, 2005.
(4)	Mr. Tong served as a vice president of our company as of April 1, 2005.

Directors and Executive Officers

     Mr. Li Fenghua is the incumbent chairman of our board of director, president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice-president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice-president of China Southern Airlines Company Limited and vice-president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice-president of China Southern Airlines

Company Limited. From October 2002 to September 2004, he served as the President of our company and vice-president of CEA Holding. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

     Mr. Ye Yigan is currently a director. Mr. Ye joined the civil aviation industry in 1965. From 1983, he served as deputy chief engineer of the aircraft repair factory of the CAAC Shanghai Bureau. From 1985, he served as head of the aircraft repair factory of the CAAC Shanghai Bureau. In December 1987 he became deputy head of the CAAC East China Bureau. From 1992, he served as president and deputy party secretary of China Aviation Supplies Corp. From June 1996, he served as head and party secretary of the CAAC East China Bureau. From April 2001 to September 2002, he served as president and party secretary of EA Group. From June 2001 he became chairman of our board of director. From October 2002 to September 2004, he was president and deputy party secretary of CEA Holding. Mr. Ye graduated from the China Civil Aviation Institute in Tianjin, with a major in aircraft instrument maintenance. He holds the title of Senior Engineer.

     Mr. Cao Jianxiong is currently a director of our company. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of our company. From 1997, he served as vice president and chief financial officer of our company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master’s degree in global economics from Eastern China Normal University’s Department of International Finance. Mr. Cao holds the title of Economist.

     Mr. Wan Mingwu is currently a director as well as our company’s party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of our company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

     Mr. Zhong Xiong is currently a director of our company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of our company. From May 1995 to April 2002, Mr. Zhong has been vice president of our company, and has become the Chairman of the workers’ union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher’s College and holds the title of Economist.

     Mr. Luo Zhuping is a director of our company, the secretary of our board of director and the head of the secretariat of our board of director. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of our board of director and the head of the secretariat of our board of director. He became a director of our company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and

1985, respectively. In 1994, Mr. Luo received a Master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

     Mr. Hu Honggao is currently an independent non-executive director of our company. He is the vice-dean and professor of law at Fu Dan University School of Law as well as the head of the Civil and Commercial Law Research Centre of Fu Dan University, supervising doctoral students majoring in civil and commercial law at Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society, a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People’s Congress, vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

     Mr. Peter Lok is currently an independent non-executive director of our company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

     Mr. Wu Baiwang is currently an independent non-executive director of our company. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice-president of Guangzhou Baiyun International Airport Group Company and the Chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

     Mr. Zhou Ruijin is currently an independent non-executive director of our company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People’s Daily. From 1988 to 1993 Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People’s Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People’s Daily. After retired, he became vice-chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

     Mr. Xie Rong is currently an independent director of our company and a certified accountant in the People’s Republic of China. Mr. Xie is the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December, 1985 to March, 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December, 1997 to October, 2002, and has, since October, 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

     Mr. Luo Chaogeng is currently the President and deputy party secretary of our company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of CEA Holding, President and deputy party secretary of our company. From 1998 to June 2001, Mr. Luo has been studying the postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.

     Mr. Wu Yulin ceased to be a vice president of our company as of April 1, 2005. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to 1988, the head, of the 5th Fleet of the CAAC. In 1988, Mr. Wu became the head of our company’s Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines’ Safety Supervision Department from 1995 to 1997, deputy chief pilot and head of the Safety Supervision Department of our company from 1997 to 1998 and president and party secretary of the Hebei Branch office of our company from 1998 to 1999. Mr. Wu was a vice president of our company from December 1999 to April 2005. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

     Mr. Wu Jiuhong is a vice president of our company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served with the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC’s 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC’s Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of our company’s publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company’s Jiangxi branch. He became a vice president of our company in April 2002. He also became the party secretary of CEA Northwest since September 2004. Mr. Wu has completed postgraduate studies and is a qualified senior political work instructor.

     Mr. Yang Xu is a vice president of our company. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president and party secretary of the overhaul department at the aircraft maintenance base of China Eastern Airlines from 1993 to 1997, the vice president of the aircraft maintenance base of our company from 1997 to 1998, and president and deputy party secretary of the aircraft maintenance base of our company from 1998 to 1999. Mr. Yang has been the chief engineer of our company since December 1999. Since April 2002, he served as vice president of our company and general manager of our company’s aircraft engineering department. Mr. Yang graduated from the Nanjing University of Aeronautics and Astronautics with a major in aircraft manufacture and holds the title of Senior Engineer.

     Mr. Zhou Liguo is currently a vice president of our company. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Flight School from 1966 to 1967 and the Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was deputy fleet leader of China Eastern Airlines’ Shanghai Fleet from 1988 to 1992, and leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as general manager and deputy party secretary of our company’s General Flight Department. In 2000 he became assistant president of our company, and from 2000 to 2003 he served as president and deputy party secretary of China Cargo Airlines Co., Ltd. Mr. Zhou was our company’s chief economic official from December 2003 to April 2004. He became a vice president of our company since April 2004. Mr. Zhou received university education and holds the title of First Class Pilot.

     Mr. Zhang Jianzhong is a vice president of our company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the Shanghai Civil Aviation Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of our company. From April 1999 to April 2003, he was the Assistant to the President of our company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of our company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of our company. From April 2003 to June 2004, he was the chief economic official of our company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of our company. Since June 2004, he has been a vice president of our company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and Professional Study in Economics and Management at Fudan University, from which he obtained a master’s degree.

     Mr. Tong Guozhao is a vice president of our company. Mr. Tong joined the civil aviation industry in 1980. From January 1980 to May 1992, Mr. Tong had been the deputy pilot, chief pilot and captain respectively of the flight team of Urumqi Civil Aviation Bureau. From May 1992 to April 1997, he had been the captain, sub-team leader, deputy squadron leader and squadron leader of the Shanghai Flight Team of China Eastern Airlines. From April 1997 to May 1998, he was a vice president of the Shanghai Flight Team of our company. From May 1998 to March 2001, he was the president of the Safety Monitoring Department of our company. From March 2001 to January 2004, he was the president of the Anhui branch company of our company. From January 2004 to September 2004, he was the president of the China Cargo Airlines Co., Ltd. and deputy party secretary. From September 2004 to April 2005, he was the president of our company cum president of the Operation Control Centre. Since April 2005, he has been a vice president of our company. Mr. Tong graduated from the Civil Aviation School and holds the title of Second Class Pilot.

     Mr. Luo Weide is our company’s chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong

Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of our company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master’s degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Supervisory Committee

     As required by the PRC Company Law and our articles of association, our company has a supervisory committee, or the Supervisory Committee, whose primary duty is the supervision of our senior management, including our board of directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

     Mr. Li Wenxin is currently Chairman of our company’s supervisory committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2000, he assumed the post of party secretary and executive deputy president of the Shanxi branch of our company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of CEA Holding. Since October 2002, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the supervisory committee of our company since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

     Mr. Ba Shengji is currently a supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of our company. From December 1997 to September 2002, he served as the head of EA Group’s auditing department. Since October 2002, he became the head of CEA Holding’s auditing department. Since January 2003, he concurrently served as chief of CEA Holding’s disciplinary committee’s administrative office. Mr. Ba received university education and is a qualified auditor.

     Mr. Yang Xingen is currently a supervisor. Mr. Yang was the deputy political committee member of the 1st flying battalion and political committee member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the party branch secretary and manager of China Eastern Airlines Advertisement Service Company respectively. From October 1997 to April 2000, he was the party deputy secretary, secretary for the disciplinary committee and political director of the Shanghai flying squadron of our company. From April 2000 to August 2002, he was the deputy secretary for the disciplinary committee cum director of the office for discipline committee and director of the supervision office. From August 2002 to now, he has been the deputy secretary for the disciplinary committee of our company. Mr. Yang has been educated to the tertiary level. He was graduated from the faculty of mechanics of the Second Aviation Mechanics School of the air force.

     Ms. Yang Jie is currently a supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of our company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of our company. She was the deputy secretary of our company’s Communist Youth League from September 2000 to July 2002, and the secretary of our company’s Communist Youth League from August 2002 to

January 2003. Since January 2003, she has been the secretary of the Communist Youth League of CEA Holding, as well as the secretary of the Communist Youth League of our company. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

     Mr. Liu Jiashun is currently a supervisor. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou’s Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

B.  Compensation

     The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2004 for services performed as directors, supervisors and officers or employees of our company was approximately RMB711,000. In addition, directors and supervisors who are also officers or employees of our company receive certain other in-kind benefits which are provided to all of our employees. our company does not have any bonus or profit sharing plan or any stock option plan.

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

Name	Held Position Since	Expiration of Term
Li Fenghua	June 20, 2003	June 18, 2007
Ye Yigan	June 30, 2001	June 18, 2007
Wan Mingwu	June 30, 2001	June 18, 2007
Cao Jianxiong	June 30, 2001	June 18, 2007
Zhong Xiong	June 30, 2001	June 18, 2007
Luo Zhuping	June 18, 2004	June 18, 2007
Hu Honggao	June 30, 2001	June 18, 2007
Peter Lok	June 30, 2001	June 18, 2007
Wu Baiwang	June 30, 2001	June 18, 2007
Zhou Ruijin	June 30, 2001	June 18, 2007
Xie Rong	June 20, 2003	June 18, 2007
Li Wenxing	June 30, 2001	June 18, 2007
Ba Shengji	June 30, 2001	June 18, 2007
Yang Xingen	June 18, 2004	June 18, 2007
Yang Jie	June 30, 2001	June 18, 2007
Liu Jiashun	June 30, 2001	June 18, 2007
Luo Chaogeng	September 7, 2004	June 18, 2007
Wu Yulin	June 30, 2001	April 1, 2005
Wu Jiuhong	April 4, 2002	June 18, 2007
Yang Xu	April 4, 2002	June 18, 2007
Zhou Liguo	April 5, 2004	June 18, 2007
Zhang Jianzhong	June 18, 2004	June 18, 2007
Tang Guozhao	April 1, 2005	June 18, 2007
Luo Weide	June 30, 2001	June 18, 2007

     None of our directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our company to pay any benefits as a result of termination of their services.

     Our board of directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. The audit committee currently consists of Mr. Xie Rong, an independent non-executive director and the chairman of the audit committee, Mr. Hu Honggao, an independent non-executive director of our company, and Mr. Wu Baiwang, an independent non-executive director of our company. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our company is also directly responsible for the appointment, compensation, retention and oversight of our outside auditors, including resolving disagreements between management and the auditor regarding financial reporting. The outside auditors report directly to the audit committee. The audit committee holds at least four meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. our company provides appropriate funding, as determined by the audit committee, for payment of compensation to the outside auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

     Our remuneration and review committee, established by our board of directors in April 2002, consists of Mr. Zhou Ruijin, an independent non-executive director and the chairman of the remuneration and review committee, Mr. Hu Hongaao, an independent non-executive director and Mr. Peter Lok, an independent non-executive director. The remuneration and review committee is authorized to review the performance of our directors, supervisors and management as well as determine their annual compensation level. The remuneration and review committee shall submit to our board of directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The remuneration and review committee may consult financial, legal or other outside professional firms in carrying out its duties. The remuneration and review committee shall meet once year, within twenty days after the announcement of annual results.

D.  Employees

     Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our company does not have any bonus or profit sharing plan or any stock option plan. See Notes 29 and 30 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2002, 2003 and 2004, respectively:

	As of December 31,
	2002	2003	2004
Pilots	1,423	1,516	1,699
Flight attendants	1,531	1,817	2,732
Maintenance personal	2,826	2,696	3,283
Sales and marketing	1,799	2,172	2,546
Other	8,140	8,234	10,557

Total	15,719	16,435	20,817

E.  Share Ownership

     See Item 6.A and Item 6.B above.

Item 7.  Major Shareholders and Related Party Transactions.

A.  Major Shareholders

     The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2004 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

		Amount	Percent of	Percent of Total
Title of Class	Identity of Person or Group	Owned	Class	Shares
Domestic Shares	CEA Holding	3,000,000,000	90.91%	61.64%
H Shares	HKSCC Nominees Limited(1)	1,483,815,163	94.69%	30.49%
___________________________________________________________

(1)	As custodian of the Depositary for American Depositary Shares representing H Shares.

     CEA Holding has held 61.64% of our issued and outstanding capital stock since its establishment in October 2002, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of December 31, 2004 and June 20 , 2005, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2004 and June 20, 2005, there were, respectively, 75 and 72 registered holders of American depositary receipts evidencing 1,226,940 and 1,215,020 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

     Our company is currently a majority-owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of China State-owned Assets Supervisions and Administration Commission, or CSASAC. CEA Holding’s shareholding in our company is in the form of ordinary domestic shares, through which it, under the supervision of the CSASAC, enjoys the shareholders’ rights and benefits on behalf of the Chinese government.

B.  Related Party Transactions

Relationship with CEA Holding and Associated Companies

     We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 34 to our audited consolidated financial statements.

     (A) De-merger Agreement

     EA Group and our company entered into a de-merger agreement on April 14, 1995, or the De-merger Agreement, for the purpose of defining and allocating the assets and liabilities between EA Group and our company. To give effect to the intent and provisions of the De-merger Agreement, EA Group and our company have entered into a Supplemental Agreement to the De-merger Agreement, dated December 5, 1996, whereby the parties agreed to indemnify each other in respect of all claims arising from or in respect of the assets and liabilities which they have respectively assumed pursuant to the restructuring and by reference to the division of assets and liabilities determined as of January 1, 1994. After the establishment of CEA Holding in October 2002, CEA Holding has assumed the rights and liabilities of EA Group under the De-merger Agreement.

     (B) Acquisition of Assets from CEA Holding

     We have agreed to acquired from CEA certain assets and liabilities from CEA Holding relating to the aviation businesses of CEA Northwest and CEA Yunnan. See the section headed “Item 4. Information on the Company — History and Development of the Company”.

     (C) Related Business Transactions

     As our company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Each of these agreements is non-exclusive, although we do not currently intend to enter into any equivalent contracts with third parties.

(i)	China Eastern Aviation Import and Export Corporation, or CEAIEC, a 55% owned subsidiary of CEA Holding.

     Our company and CEAIEC have extended our agreement dated January 7, 1997 regarding the import and export of aircraft-related accessories, machinery and equipment for a term of ten years commencing from June 30, 1999. For the year ended December 31, 2004, the amounts paid by us to CEAIEC for the import and export of aircraft-related accessories, machinery and equipment were approximately RMB5,328 million, inclusive of handling charges of 0.1% to 2% above the contract prices paid to CEAIEC which were approximately RMB34 million in total.

     We have certain balances with CEAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note [34(a)(ii)] to our audited consolidated financial statements for more details.

(ii)	Eastern Aviation Advertising Service Co., Ltd., or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

     Our company and Eastern Advertising have extended our agreement dated December 30, 1996 regarding the provision of advertising services for a term of ten years commencing from June 30, 1999. For the year ended December 31, 2004, the amounts paid by us to Eastern Advertising for advertising services were approximately RMB6 million.

(iii)	China Eastern Air Catering Investment Co. Ltd., or China Eastern Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our company.

     For the year ended December 31, 2004, the amounts paid by us to a number of subsidiaries of China Eastern Catering (including Shanghai Eastern Air Catering Co. Ltd.) for the supply of in-flight meals were approximately RMB 188 million.

     China Eastern Air Catering acquired certain subsidiaries from CEA Holding in an aggregate consideration of RMB264 million during the year ended December 31, 2004.

(iv)	Eastern Air Group Finance Co. Ltd., or Eastern Finance, which is 75% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

     Our company has extended our agreement with Eastern Finance dated January 8, 1997 regarding the provision of banking and other financial services such as credit facilities, financial guarantees and credit references for a term of ten years commencing from June 30, 1999. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. We had short-term deposits placed with Eastern Finance as of December 31, 2004 amounting to RMB414 million, which paid interest at 0.72% per annum. In addition, our company had short-term loans of RMB141 million from Eastern Finance. During the year ended December 31, 2004, the weighted average interest rate on the loan was 4.5% per annum.

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

(v)	TravelSky Technology Ltd., which is 33% owned by CEA Holding.

     We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the year ended December 31, 2004, we paid ticket reservation service charges to TravelSky of approximately RMB86 million.

(vi)	Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly-owned subsidiary of CEA Holding.

     Our company and SEAEMC have extended our agreement dated December 31, 1996 regarding the sale and purchase of aviation equipment for a term of ten years commencing from June 30, 1999. SEAEMC was established in 1996. SEAEMC’s predecessor was Shanghai Civil Aviation Maintenance and Engineering Company. For the year ended December 31, 2004, the amounts paid by us to SEAEMC for the sale and purchase of aviation equipment were approximately RMB15 million.

(vii)	Ticket Sales

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

     (C) Property Leases

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

     (D) Aircraft Leases

     During the year ended December 31, 2004, our company received from CEA Northwest RMB83 million under an aircraft sublease arrangement with respect to six A320 aircraft. For more information, see Note 34(c)(i) to our audited consolidated financial statements. In addition, we paid CEA Norwest and CEA Yunnan RMB199 million and RMB 86 million, respectively, under certain aircraft operating lease arrangements.

     (E) Rescission of certain related party lease arrangements

     We had entered into certain lease arrangements to lease 3 A310 aircraft from CEA Northwest and 3 Bae146 aircraft from Nanjing Airlines Co., Ltd., a subsidiary of CEA Northwest, (collectively, the “CEA Northwest Leased Aircraft”) in January 2004. Certain of the lease arrangement had not been properly authorized and approved in advance by our board of directors and independent directors. Accordingly, our board of directors resolved in August and December 2004 to terminate the lease arrangements, and an agreement was reached with CEA Northwest to terminate such arrangements. In connection with the termination of the lease arrangements, CEA Northwest and our company agreed to retroactively rescind the transactions from the inception of the lease arrangements as permitted under PRC laws. For IFRS purposes, because we actually operated the CEA Northwest Leased Aircraft in our normal business operations during the period from the inception to rescission of the lease, the air traffic revenue and related operating costs have been recognized in our financial statements. The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest and Nanjing Airlines in the amount of RMB133 million, which represents the operating losses incurred on the operation of the CEA Northwest Leased Aircraft during 2004, to us through the reduction of our inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable. For more details, see Note 34(c)(ii) to our audited consolidated financial statements.

     (F) Guarantee by CEA Holding

     As at December 31, 2004, unsecured long-term bank loans of our company with aggregate amount of RMB2,123 million are guaranteed by CEA Holding (see Note 34(b) to our audited consolidated financial statements.)

C.  Interests of Experts & Counsel

     Not applicable.

Item 8.  Financial Information.

A.  Financial Statements

     You should read “Item 18-Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

B.  Legal Proceedings

     We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. We are not aware of any material proceedings currently pending against our company.

C.  Dividends and Dividend Policy

     For the fiscal year ended December 31, 2002 and 2003, our board of directors recommended no dividend. For the fiscal year ended December 31, 2004, our board of director has recommended a cash dividend of RMB0.02 per share and will submit this proposed distribution plan for approval by our shareholders at the annual general meeting for the year of 2004 which is scheduled to be held on June 30, 2005 in Shanghai , China. The declaration and payment of dividends for years following 2004 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our directors may deem relevant. Holders of our H shares will receive the equivalent amount of cash dividend declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

D.  Significant Post Financial Statements Events

     For information relating to our proposed acquisition of certain assets and liabilities from CEA Holding relating to the aviation businesses of CEA Northwest and CEA Yunnan, see the section headed “Item 4. Information on the Company — History and Development of the Company” and the section headed “Item 5. Operating and Financial Review and Prospects — Overview”. For information relating to the establishment of HSSATL, a joint venture company between UTFEL and our company, see the section headed “Item 4. Information on the Company — History and Development of the Company”.

     In addition, since January 1, 2005, we have entered into agreements to purchase 5 Airbus A319 aircraft (with engines), 5 ERJ145 aircraft, 15 Airbus A320 series aircraft and 2 Boeing 747-400 aircraft, respectively, for delivery over the next few years.

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

     The table below sets forth certain market information relating to our H shares and ADSs in respect of the period from February 4, 1997 to May 31, 2005.

	Price per H Share		Price per ADS
	High	Low	High	Low
	(HK$)		(US$)
2000	1.62	0.68	20.00	8.50
2001	1.41	0.66	17.75	8.75
2002	1.48	0.80	18.50	11.00
First Quarter 2003	1.15	0.88	14.37	11.60
Second Quarter 2003	1.12	0.74	14.39	9.6
Third Quarter 2003	1.27	0.95	15.65	12.5
Fourth Quarter 2003	1.39	1.14	18.33	15.01
2003	1.39	0.88	18.33	9.6
First Quarter 2004	1.84	1.28	23.22	17.03
Second Quarter 2004	1.64	1.28	21.27	16.74
Third Quarter 2004	1.65	1.49	20.90	18.81
Fourth Quarter 2004	1.79	1.40	23.30	18.20
December 2004	1.78	1.68	23.30	21.87
January 2005	1.70	1.56	21.99	20.21
February 2005	1.61	1.54	20.50	19.72
March 2005	1.55	1.36	19.77	17.23
April 2005	1.48	1.30	18.45	16.75
May 2005	1.47	1.36	19.15	17.20

     As of December 31, 2004 and June 20, 2005, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2004 and June 20, 2005, there were, respectively, 75 and 72 registered holders of American depositary receipts evidencing 1,226,940 and 1,215,020 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic shares were also outstanding as of June 20, 2005.

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

     In addition, we entered into the following agreements to purchase aircraft, which are filed with this annual report as exhibits:

•	an aircraft purchase agreement dated October 9, 2004 with Airbus SAS in respect of 20 Airbus A330-300 aircraft, and

•	an amendment to an aircraft purchase agreement dated April 21, 2005 with Airbus SAS in respect of 15 Airbus A320 series aircraft.

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

     The Hong Kong budget handed down on March 16, 2005 proposed abolition of Hong Kong Estate Duty. At the time of writing, the relevant legislation has not been enacted although it is expected that this recommendation will be implemented. It is also expected that the abolition will take effect from the date of enactment and will not retrospectively apply.

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

United States Federal Income Taxation.

     United States Federal Income Taxation

     This section describes the material United States federal income tax consequences of the ownership and disposition of H shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

     You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of H shares or ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by those ADRs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to the United States federal income tax.

     Taxation of Dividends

     Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

     The dividend is taxable to you when you, in the case of H shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Taxation of Capital Gains

     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

     PFIC Rules

     We believe that H shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our H shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your H shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the H shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the H shares or ADSs).

     Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the H shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     If you own H shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your H shares or ADSs at the end of the taxable year over your adjusted basis in your H shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income on long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your H shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the H shares or ADSs will be adjusted to reflect any such income or loss amounts.

     In addition, notwithstanding any election you make with regard to the H shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for Untied States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you own H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F.  Dividends and Paying Agents

     Not applicable.

G.  Statement by Experts

     Not applicable.

H.  Documents on Display

     You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

     The interest rates of our loans are fixed and therefore the risk of fluctuation of interest rates is not significant. However, the fluctuation of the interest rates would affect the estimated fair value of our long-term and other loans as of December 31, 2004. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2004, the notional amount of the outstanding interest rate swap agreements was approximately US$437 million. These interest rate swap agreements will expire between 2006 and 2013. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2004 are set forth as follows:

RMB’000
Carrying amounts	10,705,637
Estimated fair value	9,878,592
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	169,344
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	194,723

Foreign Currency Exchange Rate Risk

     Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in US dollars, Japanese yen or Euro. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2006 and 2010.

     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. China adopts a floating rate exchange system with control. The exchange rate between Renminbi and US dollars had been comparatively stable in the past. However, the exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2004 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
Decrease/increase by
RMB’000
US dollar appreciates/(depreciates) by 1%	45,079
Japanese yen appreciates/(depreciates) by 1%	4,811
Euro appreciates/(depreciates) by 1%	543

Item 12.  Description of Securities Other than Equity Securities.

     Not applicable.

PART  II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

     Our board of directors has submitted certain proposed amendments to our articles of association for approval by our shareholders at the annual general meeting for the year of 2004 which is scheduled to be held on June 30, 2005 in Shanghai, China. Set forth below are those proposed amendments that involve modification to the rights of our shareholders.

     Amendments to Article 52. Pursuant to the amendments, a controlling shareholder or an actual controlling person of our company owns fiduciary duties to our public shareholders. A controlling shareholder may not: (1) prejudice the legal rights and interests of our public shareholders by means of connected transaction, distribution of profits, restructuring of assets, external investment, appropriation of funds, loan guarantee etc.; or (2) prejudice the interests and rights of our public shareholders by abusing its controlling position.

     Amendments to Article 60. Pursuant to the amendments, a proposal for consideration at a shareholders’ general meeting shall meet the following requirements: (1) its content does not contravene the laws, administrative regulations and the articles of association and falls within the scope of the duties and responsibilities of the shareholders’ general meeting; (2) there is definite topic(s) and specific matter(s) for resolution; and (3) it is submitted or delivered to the board of directors in writing. The board of directors shall examine each proposal for consideration at a shareholders’ general meeting in the best interests of our company and shareholders.

     New Article 64(A). This new article provides that the board of directors shall determine the record date with respect to a shareholder’s general meeting. The shareholders recorded on our register of shareholders as of the record date are entitled to attend the relevant shareholder’s general meeting. The shareholders who intend to attend a shareholders’ general meeting shall make registration on such date and at such venue as designated in the relevant notice.

     Amendments to Article 72. Pursuant to the amendments, the shareholders’ general meeting shall take a vote on each of the matters for its consideration.

     Amendments to Article 73. Pursuant to the amendments, our company shall increase the attendance of the public shareholders at shareholders’ general meetings by various means including the use of modern information technologies (for example, online voting facilities), provided that (1) it is permissible under all applicable laws and administrative regulations and/or is acceptable to relevant regulatory authorities as well as complies with and satisfies all relevant rules; and (2) the legality and validity of a shareholders’ general meeting is assured. Moreover, the board of directors, independent directors and qualified shareholders may solicit proxies from shareholders to vote at a shareholders’ general meeting. Adequate information should be furnished to the shareholders whose proxies are solicited. Information so furnished must be previously published information which remains accurate and is not misleading at the time it is quoted.

     New Article 78(A). This new article provides that the implementation of or application for certain matters requires approval by the shareholder’s general meeting and approval by votes representing more than half of the voting rights held by public shareholders who vote at the meeting. Such matters include: (1) our follow-on public offering; (2) restructuring of material assets with the total consideration for the assets acquired equal to or exceeding 120% of the audited book value of such assets; (3) repayment of debts owed by a shareholder to our company with our equity shares; (4) overseas listing of a subsidiary of our company that has material effect on our company; and (5) matters relating to the development of our company that have material effect on the interests and rights of the public shareholders. If a shareholders’ general meeting is convened in connection with any of the above matters, our company shall provide the shareholders with online voting facilities.

     New Article 78(B). This new article provides that under any of the circumstances enumerated in Article 78(A), after giving notices of meeting of shareholders, our company shall publicly announce a notice of meeting of shareholders within 3 days after the relevant record date.

     Amendments to Article 81. Pursuant to the amendments, public announcements shall be made with respect to the resolutions of the shareholders’ general meeting in accordance with relevant regulations.

     New Article 97(A). This new article provides that provision of guarantee by our company for the benefits of any other person requires, among others, approval by the shareholders’ general meeting.

     New Article 106(A). This new article provides that at least one-thirds and three of the members of the board of directors must be independent.

     New Article 106(B). This new article provides that shareholder(s) individually or jointly holding more than 1% of the outstanding shares of our company may nominate candidates for election at a shareholders’ general meeting as independent directors.

     Amendments to Article 108. Pursuant to the amendments, our company shall have a department of investor relations that is specially responsible for strengthening the communications with shareholders, especially public shareholders.

Use of Proceeds

     Not applicable.

Item 15.  Controls and Procedures.

     Our President and Chief Financial Officer, after evaluating the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, have concluded that, as of such date, our company’s disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company except as disclosed in the following paragraphs.

     In the course of their audit, our independent auditors, PricewaterhouseCoopers, have identified a number of areas of internal control that need improvement. Specifically, our auditors noted that we had weaknesses in the following areas: (1) approval and disclosure of certain related party transactions; (2) strict compliance with the shareholder notification rules of the Hong Kong Stock Exchange in connection with the purchase of 20 Airbus A330-300 aircraft; (3) recognition of revenue without adequate supporting documentation; and (4) inadequacy of accounting personnel with sufficient U.S. GAAP and IFRS technical expertise.

     For example, in 2004, we had entered into certain aircraft lease arrangements with CEA Northwest and one of its subsidiaries without prior approval of our board of directors and independent non-executive directors, which approval is required under PRC Company Law and applicable stock exchange listing rules. After the failure to obtain prior approval was discovered, our board of directors resolved in August and December 2004 to terminate the lease arrangements, and an agreement was reached with CEA Northwest to terminate such arrangements. In connection with the termination of the lease arrangements, CEA Northwest and our company agreed to retroactively rescind the transactions from the inception of the lease arrangements, as permitted under PRC laws. For more details regarding the rescission of the lease arrangements, please see the section headed “Item 7. Major Shareholders and Related Party Transactions” and Note 34(c)(ii) to our audited consolidated financial statements. In January 2004, we exercised a right to purchase an aircraft upon settlement and termination of an aircraft capital lease arrangement. Thereafter, we recognized a lease rebate that we received from this transaction as other operating income. However, for accounting purposes under PRC Accounting Standards and Regulations (“PRC GAAP”), IFRS and U.S. GAAP, the lease rebate should have been recognized as an adjustment to the carrying value of the purchased aircraft. As a result of the unapproved aircraft lease arrangements and the way in which the lease rebate was initially recognized, we overstated our net profit in our interim unaudited financial statements for the six months ended June 30, 2004 by approximately 16%, 28% and 26% under PRC GAAP, IFRS and U.S. GAAP, respectively. We have since appropriately rectified our accounting treatment with respect to the two incidents described above and reported our corrected actual net profit in our annual audited financial statements for the year ended December 31, 2004.

     These two incidents described above reflect several weaknesses in our internal control that have been identified by our independent auditors. Under the direction of the board of directors, our company’s management, including our chief executive officer and chief financial officer, has taken steps to strengthen control processes and procedures to prevent a recurrence of the problems identified by our independent auditors. These steps include, among others, (1) further tightening the procedures to be followed for the approval of related party transactions, (2) working with an independent consulting firm in improving our company’s internal control over financial reporting, (3) adopting measures to enhance our employees’ familiarity with and understanding of the requirements of PRC GAAP, IFRS and U.S. GAAP and (4) establishing new written policies governing the procedures for purchasing and leasing aircraft.

     Our management is aware of the importance of maintaining and improving our controls and procedures. Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. To the extent weaknesses are identified in our evaluation, we plan to design and implement enhanced processes and controls to address these weaknesses and further improve our internal control over financial reporting. As we are still in the evaluation process, we may identify areas that may require appropriate actions for correction or improvement. We are committed to further improving our controls and procedures.

     There were no significant changes in our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert.

     Our board of directors has determined that Mr. Xie Rong, the chairman of our audit committee, is the independent financial expert serving on our audit committee.

Item 16B.  Code of Ethics

     We have adopted a code of ethics that applies to our directors, supervisors, President, Chief Financial Officer and other senior managers of our company. We have filed this code of ethics as an exhibit to this annual report by way of incorporation by reference.

Item 16C.  Principal Accountant Fees and Services

     The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2004:

	Audit Fees	Audit-Related Fees		Tax Fees	Other Fees
	(RMB)	(RMB)		(RMB)	(RMB)
2003	5,674,200	0		0	0
2004	6,093,550	—	(1)	0	0
___________________________________________________________

(1)	PricewaterhouseCoopers, our independent auditors, was the Reporting Accountants on our proposed acquisition of the aviation businesses of CEA Northwest and CEA Yunnan from CEA Holding. The total amount with regards to such professional services billed to us and CEA Holding was RMB 2,728,440 as of December 31, 2004. The total amount of professional services fee to be billed and the allocation of such fees between us and CEA Holding has not yet been finalized.

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

Item 18.  Financial Statements.

     Reference is made to pages F-1 to F-65.

Item 19.  Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association (English translation). (1)

2.1	Specimen Certificate for the H Shares.(2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(3)

4.1	Office Space Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.8	Employee Housing Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.9	Aircraft Purchase Agreement dated October 9, 2004 between our company and Airbus SAS.(4)

4.10	Amendment No. 9 to the A320 Purchase Agreement dated April 21, 2005 between our company and Airbus SAS.(4)

4.11	Assets Transfer Agreement dated May 12, 2005 between our company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).

8.1	List of subsidiaries.

11.1	Code of Ethics (English translation).(1)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

___________________________________________________________

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 28, 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(4)	Portions of the agreement have been omitted pursuant to a confidential treatment request and will be filed with the Securities and Exchange Commission separately upon request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED
By:	/s/ Li Fenghua
	Name:	Li Fenghua
	Title:	Chairman of the Board of Directors

Date: June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated balance sheets of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in owner’s equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited and its subsidiaries at December 31, 2003 and 2004, and the results of their operations, changes in owner’s equity and their cash flows for each of the three years ended December 31, 2004, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of the operations for the three years ended December 31, 2004 and the determination of consolidated owner’s equity as of December 31, 2003 and 2004, to the extent summarized in Note 39 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
April 12, 2005, except for Note 38(b), as to which the date is May 12, 2005.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For The Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands except for per share data)

			Year Ended December 31,
			2002	2003	2004		2004
	Note		RMB	RMB	RMB	US$
						(note 2a)
Traffic revenues

Passenger			10,037,830	10,261,027	15,357,614		1,855,569
Cargo and mail			2,444,667	3,186,984	4,428,360		535,052
Other operating revenues			596,492	829,147	1,252,802		151,369

Turnover	3 & 33		13,078,989	14,277,158	21,038,776		2,541,990
Other operating income, net	4		226,373	60,890	154,422		18,658
Operating expenses

Wages, salaries and benefits	5		(1,035,853)	(1,449,054)	(1,865,879)		(225,443)
Take-off and landing charges			(1,987,835)	(2,254,456)	(3,019,742)		(364,857)
Aircraft fuel			(2,563,701)	(3,044,956)	(5,429,658)		(656,033)
Food and beverages			(605,894)	(541,669)	(758,046)		(91,590)
Aircraft depreciation and operating leases			(2,455,403)	(2,851,047)	(3,672,133)		(443,682)
Other depreciation, amortization and operating leases			(400,291)	(495,079)	(495,916)		(59,919)
Aircraft maintenance			(1,077,764)	(1,329,304)	(1,396,283)		(168,705)
Commissions			(379,674)	(465,147)	(772,219)		(93,303)
Office and administration			(1,044,113)	(1,057,500)	(1,337,850)		(161,644)
Revaluation deficit of fixed assets			(171,753)	—	—		—
Others			(519,614)	(628,373)	(966,295)		(116,752)

Total operating expenses			(12,241,895)	(14,116,585)	(19,714,021)		(2,381,928)

Operating profit			1,063,467	221,463	1,479,177		178,720
Non-operating income	34(c)(ii)		—	—	133,029		16,073
Finance costs, net	6		(768,907)	(782,783)	(762,687)		(92,151)
Share of results before tax of associates	15		(31,666)	(28,511)	(4,112)		(497)

Profit/(loss) before taxation			262,894	(589,831)	845,407		102,145
Income tax expenses	7	(a)	(54,438)	(247,554)	(181,224)		(21,896)

Profit/(loss) after taxation			208,456	(837,385)	664,183		80,249
Minority interests	28		(122,087)	(112,431)	(150,108)		(18,137)

Profit/(loss) attributable to shareholders			86,369	(949,816)	514,075		62,112

Earnings /(loss) per share - basic and diluted	8		RMB0.02	(RMB0.20)	RMB0.11	US$	0.01

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2004
(Amounts in thousands)

			December 31,
			2003	2004	2004
	Note		RMB	RMB	US$
					(note 2a)
ASSETS
Current assets
Flight equipment spare parts less allowance for obsolescence (2003: RMB400,534; 2004: RMB471,750)			552,172	523,186	63,213
Trade receivables less allowance for doubtful accounts (2003: RMB83,663; 2004: RMB94,147)	10		1,325,677	1,462,672	176,726
Prepayments, deposits and other receivables	11		1,371,043	1,108,964	133,989
Cash and cash equivalents			1,582,780	2,114,447	255,476

Total current assets			4,831,672	5,209,269	629,404
Fixed assets	12		26,838,903	30,220,319	3,651,340
Construction in progress	13		219,788	188,654	22,794
Lease prepayments	14		847,319	828,808	100,140
Investments in associates	15		626,084	656,190	79,284
Goodwill and negative goodwill	16		38,505	36,303	4,386
Advances on aircraft and flight equipment	17		2,239,893	2,678,603	323,640
Other long-term receivables and investments	18		1,962,362	2,202,606	266,128
Deferred tax assets	7	(c)	399,771	395,465	47,782
Derivative assets	36		2,814	11,571	1,398

Total assets			38,007,111	42,427,788	5,126,296

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2003 and 2004
(Amounts in thousands)

			December 31,
			2003	2004	2004
	Note		RMB	RMB	US$ (note 2a)
LIABILITIES AND EQUITY
Current liabilities
Trade payables	19		109,242	64,718	7,820
Notes payables	19		756,490	838,337	101,291
Sales in advance of carriage			926,453	719,957	86,988
Other payables and accrued expenses	20		4,299,989	5,353,649	646,849
Current portion of obligations under finance leases	22		1,692,084	1,189,648	143,738
Current portion of long-term bank loans	23		2,250,734	3,193,432	385,843
Tax payable			106,113	162,606	19,647
Short-term bank loans	24		4,631,918	6,188,919	747,770

Total current liabilities			14,773,023	17,711,266	2,139,946
Obligations under finance leases	22		5,408,802	7,472,638	902,874
Long-term bank loans	23		8,972,189	7,542,828	911,355
Deferred tax liabilities	7	(c)	740,112	752,917	90,971
Accrued aircraft overhaul expenses	21		191,384	175,960	21,260
Long-term portion of other payable	27		121,860	100,204	12,107
Post-retirement benefit obligations	29	(b)	545,771	562,632	67,980
Long-term portion of staff housing allowances	30	(b)	254,669	276,248	33,377
Derivative liabilities	36		94,437	119,643	14,456

Total liabilities			31,102,247	34,714,336	4,194,326
Commitments and contingent liabilities	32		—	—	—
Minority interests	28		522,713	831,208	100,430

Owner’s equity			6,382,151	6,882,244	831,540

Total liabilities and owner’s equity			38,007,111	42,427,788	5,126,296

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands)

	Year Ended December 31,
				2004
	2002	2003	2004	US$
	RMB	RMB	RMB	(note 2(a))
Cash flows from operating activities:
Profit/(loss) attributable to shareholders	208,456	(837,385)	664,183	80,249

Adjustments to reconcile profit/(loss) attributable to shareholders to net cash from operating activities:
Depreciation of fixed assets	1,710,811	1,974,462	2,282,195	275,744
(Gains)/losses on disposals of aircraft and flight equipment	(115,904)	28,767	40,564	4,901
Losses on disposals of other fixed assets	27,129	4,811	(13,001)	(1,571)
Gain on disposal of short-term investments	—	(21,920)	(5,235)	(632)
Amortization of lease prepayments	20,128	20,049	18,414	2,225
Provision for post-retirement benefits	23,614	20,844	24,611	2,974
Amortization of goodwill and negative goodwill	2,202	2,202	2,202	266
Interest income (including amortization of bond discount)	(115,824)	(147,846)	(129,020)	(15,589)
Interest expenses	847,213	860,304	870,988	105,236
Provision for income tax	71,061	124,530	160,502	19,392
Revaluation deficit of fixed assets	171,753	—	—	—
Share of results after tax of associates	32,613	32,738	5,256	635
Foreign exchange losses/(gains)	52,207	77,850	(40,168)	(4,853)
Movements in:
Flight equipment spare parts	(91,543)	4,204	28,986	3,502
Trade receivables	(179,392)	(360,451)	(136,995)	(16,552)
Prepayments and other receivables	(160,592)	197,006	(361,345)	(43,659)
Trade payables	16,406	44,719	(44,524)	(5,379)
Sales in advance of carriage	55,088	225,739	(206,496)	(24,950)
Other payables and accrued expenses	346,336	1,759,628	1,069,237	129,190
Interest accrued on a long-term payable	10,802	9,610	8,344	1,008
Deferred taxation	(17,570)	118,797	19,578	2,365
Long-term portion of accrued aircraft overhaul expenses	50,681	(52,300)	(15,424)	(1,864)

	2,757,219	4,923,743	3,578,669	432,389

Cash generated from operations	2,965,675	4,086,358	4,242,852	512,638
Interest paid	(847,213)	(860,304)	(872,738)	(105,447)
Income tax paid	(33,450)	(62,977)	(104,009)	(12,567)

Net cash inflow from operating activities	2,085,012	3,163,077	3,266,105	394,624

Supplemental disclosure of cash flow information is set out in note 31.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For The Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands)

	Year Ended December 31,
				2004
	2002	2003	2004	US$
	RMB	RMB	RMB	(note 2(a))
Cash flows from investing activities:
Additions of aircraft and flight equipment	(1,004,136)	(5,560,406)	(1,206,508)	(145,775)
Instalment payment for acquisition of an airlines business	(30,000)	(30,000)	(30,000)	(3,625)
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment	149,818	91,940	667,824	80,689
Additions of buildings, other fixed assets and equipment	(206,595)	(216,211)	(319,337)	(38,583)
Additions of construction in progress	(287,179)	(249,737)	(178,065)	(21,515)
Additions of lease prepayments	(30,680)	—	—	—
Investments in associates	(254,656)	(327,252)	(12,673)	(1,531)
Advances on aircraft and flight equipment	(2,599,610)	(1,295,656)	(2,076,990)	(250,950)
Repayments of advances on aircraft and flight equipment	20,722	—	80,000	9,666
Proceeds from maturity of US Treasury zero coupon bonds	—	—	585,736	70,771
Increase in long-term bank deposits	(20,992)	(64,255)	(51,108)	(6,175)
Purchase of short-term investments	(290,000)	—	(270,350)	(32,665)
Proceeds from disposals of short-term investments	—	311,920	275,585	33,297
Interest received	75,466	104,243	71,900	8,687
Net (increase)/decrease in short-term deposits with original maturities over three months	10,388	(69,246)	31,424	3,797

Net cash outflow from investing activities	(4,467,454)	(7,304,660)	(2,432,562)	(293,912)

Supplemental disclosure of cash flow information is set out in note 31.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For The Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands)

	Year Ended December 31,
				2004
	2002	2003	2004	US$
	RMB	RMB	RMB	(note 2a)
Cash flows from financing activities:
Proceeds of short-term bank loans	6,349,141	10,920,917	8,988,970	1,086,083
Repayments of short-term bank loans	(3,110,274)	(10,815,508)	(7,431,931)	(897,956)
Proceeds from long-term bank loans	2,855,152	5,606,107	2,155,310	260,413
Repayments of long-term bank loans	(1,661,088)	(898,022)	(2,647,930)	(319,933)
Principal repayments of finance lease obligations	(1,958,143)	(1,400,749)	(1,617,001)	(195,372)
Proceeds from notes payable	898,342	1,254,030	1,347,786	162,845
Repayments of notes payable	(487,092)	(908,790)	(1,265,939)	(152,956)
Loans from an associate	15,000	—	—	—
Repayments of loans from an associate	(15,000)	—	—	—
Dividends paid to minority shareholders	(97,339)	—	(60,000)	(7,249)
Capital injection from minority shareholders	—	5,765	218,387	26,386
Advances from minority shareholders	167,730	—	—	—

Net cash inflow/(outflow) from financing activities	2,956,429	3,763,750	(312,348)	(37,739)

Net increase/(decrease) in cash and cash equivalents	573,987	(377,833)	521,195	62,973
Cash and cash equivalents at January 1	1,330,980	1,944,525	1,582,780	191,238
Exchange adjustment	39,558	16,088	10,472	1,265

Cash and cash equivalents at December 31	1,944,525	1,582,780	2,114,447	255,476

Supplemental disclosure of cash flow information is set out in note 31.

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY

For The Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands)

	Share	Other	Retained
	capital	reserves	profits
	(note 25)	(note 26)	(note 26)	Total
In RMB
Balance at January 1, 2002	4,866,950	913,499	1,539,859	7,320,308

Net gains/(losses) not recognized in the income statement
Revaluation surplus of fixed assets, net of tax	—	418,006	—	418,006
Revaluation surplus shared by minority shareholders (note 28)	—	(12,981)	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets, net of tax	—	(301,639)	—	(301,639)
Unrealized losses on cashflow hedges (note 36)	—	(33,621)	—	(33,621)

	—	69,765	—	69,765
Dividends relating to 2001	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	86,369	86,369
Transfer from retained profits to other reserves	—	21,391	(21,391)	—

Balance at December 31, 2002	4,866,950	1,004,655	1,507,498	7,379,103

Balance at January 1, 2003	4,866,950	1,004,655	1,507,498	7,379,103

Net gains/(losses) not recognized in the income statement

Unrealized losses on cashflow hedges (note 36)	—	(62,810)	—	(62,810)
Realized losses on cashflow hedges	—	13,156	—	13,156
Release of reserves upon disposals of aircraft, net of tax	—	(14,269)	16,787	2,518

	—	(63,923)	16,787	(47,136)
Loss attributable to shareholders	—	—	(949,816)	(949,816)
Transfer from retained profits to other reserves	—	72,510	(72,510)	—

Balance at December 31, 2003	4,866,950	1,013,242	501,959	6,382,151

Balance at January 1, 2004	4,866,950	1,013,242	501,959	6,382,151

Net gains/(losses) not recognized in the income statement

Unrealized losses on cashflow hedges (note 36)	—	(5,143)	—	(5,143)
Realized gains on cashflow hedges	—	(8,839)	—	(8,839)

	—	(13,982)	—	(13,982)
Profit attributable to shareholders	—	—	514,075	514,075
Transfer from retained profits to other reserves	—	67,136	(67,136)	—

Balance at December 31, 2004	4,866,950	1,066,396	948,898	6,882,244

In US$(note 2a)
Balance at December 31, 2004	588,044	128,846	114,650	831,540

The accompanying notes are an integral part of these financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”) was incorporated in the People’s Republic of China (“PRC”) as a joint stock company limited by shares on 14 April 1995. The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services.

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

This basis of accounting under IFRS differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Differences between IFRS and U.S. GAAP and their effect on profit attributable to shareholders for the three years ended December 31, 2002, 2003, 2004, and, on the owner’s equity as of December 31, 2003 and 2004, are set out in note 39. The financial statements incorporate additional disclosures customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

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

The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004 financial statements have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB8.2765, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2004 or at any other certain date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i)	Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(m) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, as of December 31, 2004 are as follows:

	Place and date of			Attributable		Principal
Company	establishment	Paid-up capital		equity interest		activities
		2003	2004	2003	2004
		RMB’000	RMB’000
China Cargo	PRC	500,000	500,000	70%	70%	Provision of cargo
Airlines Co., Ltd.	July 22, 1998					carriage services

China Eastern Airlines	PRC	236,579	803,666	55%	63%	Provision of
Jiangsu Co., Ltd.	May 3, 1993					airline services

Eastern Airlines	PRC	70,000	70,000	86%	86%	Provision of hotel services
Hotel Co., Ltd.	March 18, 1998					to crew members

Shanghai Eastern	PRC	473,000	473,000	95%	95%	Provision of flight
Flight Training Co., Ltd.	December 18, 1995					training services

Shanghai Eastern Airlines	PRC	412,500	412,500	99%	99%	Investment holding
Investment Co., Ltd.	May 8, 2002

Shanghai Eastern	PRC	—	200,000	—	70%	Provision of cargo
Logistics Co., Ltd.	August 23, 2004					logistics services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting (Continued)

(ii)	Associates

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

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

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

Revenues from other operating businesses, including income derived from the provision of ground services and commission income are recognized when services are rendered. Commission income includes amounts earned from other carriers in respect of sales made by the Group. Rental income from leasing office premises and cargo warehouses is recognized on a straight-line basis over the lease term.

Revenues are presented net of business tax.

Interest income is recognized on a time-proportionate basis.

Rental income from subleases is recognized on a straight-line basis over the terms of the respective leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:-

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

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is measured using tax rates enacted, or substantively enacted at the balance sheet date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j)	Fixed assets

(i)	Fixed assets are recognized initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, fixed assets are stated at revalued amount less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

(ii)	Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The estimated useful lives used for the calculation of annual depreciation charges are as follows:-

Aircraft	-	20 years
Flight equipment
- Engines	-	20 years
- Other flight equipment	-	20 years
Buildings	-	15 to 35 years
Other fixed assets and equipment	-	5 to 20 years

(iii)	Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(k)	Construction in progress

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(m)	Goodwill and negative goodwill

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill arising from a business combination is presented as cost less accumulated amortization and accumulated impairment losses. Amortization is made using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. At each balance sheet date, the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(ii)	Negative goodwill

Negative goodwill represents the excess of the fair value of the Group’s share of the net assets acquired subsidiary or associate over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill.

To the extent that negative goodwill relates to expected future losses and expenses that are identified in the Group’s plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized as income when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of those assets. Negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

At each balance sheet date, the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amounts exceeds the recoverable amount.

The gain or loss on disposals of an entity includes the carrying amount of goodwill relating to the entity sold.

(n)	Advances on aircraft and flight equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalized along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(o)	Borrowing costs

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

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(p)	Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets and measured at amortized cost.

(q)	Impairment

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

(r)	Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence.

(s)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the present value of expected cashflows, discounted at the effective interest rate.

(t)	Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(u)	Provisions

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

(v)	Leases

(i)	A Group company is the lessee

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(w)	Derivative financial instruments

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

(i)	the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective part of any gain or loss is recognized in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecasted transaction ultimately occurs. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(x)	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

(y)	Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	REVENUES AND TURNOVER

The Group is principally engaged in the provision of domestic, Hong Kong and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of business tax and civil aviation infrastructure levies.

		Year Ended December 31,
		2002	2003	2004
		RMB’000	RMB’000	RMB’000
Gross turnover		13,814,709	14,575,443	21,566,944
Less:	Business tax (note (a))	(304,558)	(168,639)	(528,168)
	Civil aviation infrastructure levies (note (b))	(431,162)	(129,646)	—

		13,078,989	14,277,158	21,038,776

(a)	Pursuant to various PRC business tax rules and regulations, the Group is required to pay PRC business tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC business tax, the Group’s traffic revenues, commission income and ground service income are subject to PRC business tax levied at rates ranging from 3% to 5%.

(b)	Prior to 1 May 2003, the civil aviation infrastructure levies were paid to Civil Aviation Administration of China (“CAAC”), at rates of 5% and 2% respectively for domestic and international or regional traffic revenues.

From 1 May 2003 to 31 March 2004, civil aviation infrastructure levies for all traffic revenues of the Group are waived by CAAC, in compensating for the airlines’ losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”).

Effective from 1 April 2004, in accordance with the related new policy promulgated by the PRC Government, civil aviation infrastructure levies are payable based on the route, aircraft model and tonne-kilometers, and the levies of RMB251,185,000 incurred for the year ended December 31, 2004 are recorded in the operating expenses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	OTHER OPERATING INCOME, NET

	Year Ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Rental income from operating subleases of aircraft (note 34(c)(i))	110,469	31,209	121,480
Government subsidy (note (a))	—	58,448	73,506
Gain/(loss) on disposals of aircraft and engines (note (b))	115,904	(28,767)	(40,564)

	226,373	60,890	154,422

(a)	In 2004, government subsidy was granted by the local government to the Company in consideration of the relocation of the Company’s international flights and related facilities from Hongqiao Airport to Pudong International Airport. In 2003, the government subsidy was granted for compensation of SARS impact on airlines business.

(b)	The Group disposed of two A310 aircraft in the year ended December 31, 2002, three B737-200 aircraft in the year ended December 31, 2003 and seventeen engines in the year ended December 31, 2004. All of the above disposals are made to unrelated third parties.

5	WAGES, SALARIES AND BENEFITS

	Year Ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Wages, salaries and allowances	897,843	1,027,092	1,590,722
Contribution under defined contribution retirement schemes (note 29(a))	98,876	121,200	194,200
Post-retirement benefits (note 29(b)(iii))	39,134	40,299	51,704
Staff housing allowances (note 30(b))	—	260,463	29,253

	1,035,853	1,449,054	1,865,879

Average number of employees for the year ended	15,719	16,435	19,666

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	FINANCE COSTS, NET

	Year Ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Interest charged on obligations under finance leases	509,889	490,456	339,276
Interest on bank loans
- wholly repayable within five years	174,395	265,955	431,157
- not wholly repayable within five years	222,702	180,291	144,693

	397,097	446,246	576,210
Net foreign exchange losses	37,518	62,179	32,207
Interest accrued on a long-term payable (note 27)	10,802	9,610	8,344
Interest on loans from an associate	1,373	6,396	1,629
Less: amounts capitalized into advances on aircraft and flight equipment (note 17)	(71,948)	(97,414)	(57,120)

	884,731	917,473	900,546
Interest income	(115,824)	(147,846)	(129,020)

	768,907	769,627	771,526
Fair value (gains)/losses on financial instrument
- interest rate swap	—	5,010	2,659
- forward foreign exchange contract	—	8,146	(11,498)

	768,907	782,783	762,687

The capitalization rates ranged between 4.00% and 6.50% per annum for the year ended December 31, 2002, 3 months LIBOR+0.25% and 5.76% per annum for the year ended December 31, 2003 and 3 months LIBOR+0.25% and 5.76% per annum for the year ended December 31, 2004.

7	TAXATION

(a)	Taxation are (charged)/credited to the consolidated income statements as follows:-

	Year Ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Provision for PRC income tax - current year	(71,061)	(124,530)	(160,502)
Deferred taxation (note 7(c))	17,570	(118,797)	(19,578)
Share of tax attributable to associates (note 15)	(947)	(4,227)	(1,144)

	(54,438)	(247,554)	(181,224)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	TAXATION (CONTINUED)

(i)	Pursuant to the Circular Hu Shui Er Cai (2001) No. 104 dated October 22, 2001 issued by local tax bureau, with retrospective effect from July 1, 2001, the Company is entitled to a reduced income tax rate of 15%.

(ii)	The Company has two major subsidiaries, namely China Cargo Airlines Co., Ltd. (“China Cargo”) and China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”). Pursuant to the Circular (2000) No. 52 jointly issued by the Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo is subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

(iii)	The difference between the actual taxation charge in the consolidated income statement and the amounts which would result from applying the enacted tax rate to profit/(loss) before taxation can be reconciled as follows:-

	Year Ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	262,894	(589,831)	845,407

Tax calculated at enacted tax rate of 15%	(39,434)	88,475	(126,811)
Effect attributable to subsidiaries and associates charged at tax rate of 33%	(11,101)	(4,117)	(24,902)
Adjustments:-
Expenses not deductible for tax purposes	(15,799)	(62,421)	(35,428)
Unrecognized tax losses of the Company	—	(258,515)	—
Utilization of previously unrecognized tax losses of Company	—	—	6,395
Utilization of previously unrecognized tax losses of subsidiaries	36,953	—	—
Unrecognized tax losses of associates	(11,347)	(14,821)	(20,993)
Utilization of previously unrecognized tax losses of associates	—	—	19,998
Expired tax losses not deductible for tax purposes	(15,185)	—	—
Others	1,475	3,845	517

Tax charge	(54,438)	(247,554)	(181,224)

(b)	The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	TAXATION (CONTINUED)

(c)	Movements in net deferred taxation liabilities are as follows:-

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	232,825	340,341
Charged to income statement (note 7(a))	118,797	19,578
Credited to equity
- revaluation reserves	(2,518)	—
- unrecognized losses on cash flow hedges	(8,763)	(2,467)

At December 31	340,341	357,452

As at December 31, 2003 and 2004, the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:-

	December 31,
		2003			2004
	Current	Non-current	Total	Current	Non-current	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Tax losses carried forward	—	312,916	312,916	—	349,562	349,562
Provision for obsolete flight equipment and spare parts	—	41,960	41,960	—	54,014	54,014
Repair cost on flight equipment	—	160,541	160,541	—	119,039	119,039
Provision for post-retirement benefits	2,999	86,734	89,733	4,192	91,060	95,252
Other accrued expenses	108,518	13,744	122,262	104,493	16,211	120,704

	111,517	615,895	727,412	108,685	629,886	738,571
Less: unrecognized assets	—	(258,515)	(258,515)	—	(252,120)	(252,120)

	111,517	357,380	468,897	108,685	377,766	486,451

Deferred tax liabilities:
Provision for overhaul	—	(103,853)	(103,853)	—	(106,128)	(106,128)
Depreciation and amortization	—	(705,385)	(705,385)	—	(737,775)	(737,775)

	—	(809,238)	(809,238)	—	(843,903)	(843,903)

Deferred tax assets/(liabilities), net	111,517	(451,858)	(340,341)	108,685	(466,137)	(357,452)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	TAXATION (CONTINUED)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current liabilities and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheets:

	2003	2004
	RMB’000	RMB’000
Deferred tax assets	399,771	395,465
Deferred tax liabilities	(740,112)	(752,917)

	(340,341)	(357,452)

In accordance with PRC tax law, tax losses may be carried forward against future taxable income for a period of five years. As at December 31, 2003 and 2004, the Company had tax losses carried forward approximately RMB2,086 million and RMB2,330 million respectively which will expire between 2006 and 2009, available to set off against the Company’s future taxable income. For the year ended December 31, 2004, the Company did not recognize RMB252,120,000 of deferred tax asset arising from the tax losses available as management believe it was more likely than not that such tax losses would not be realized before they expire.

8	EARNINGS PER SHARE

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of RMB86,369,000, loss attributable to shareholders of RMB949,816,000 and profit attributable to shareholders of RMB514,075,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and 4,866,950,000 shares in issue during the years ended December 31, 2002, 2003 and 2004. The Company has not issued any potential dilutive instruments that are ordinary share equivalent.

9	DIVIDENDS

The Board of Directors of the Company does not recommend the payment of a dividend for the year ended December 31, 2003.

On April 12, 2005, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended December 31, 2004. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2005.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half a month to three months.

As of December 31, 2003 and 2004, the aging analysis of the trade receivables were as follows:-

	2003	2004
	RMB’000	RMB’000
Less than 31 days	853,303	1,077,804
31 to 60 days	348,159	216,236
61 to 90 days	28,094	68,845
Over 90 days	96,121	99,787

	1,325,677	1,462,672

11	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2003	2004
	RMB’000	RMB’000
Amounts due from related companies (note 34(a)(i))	45,389	122,253
Receivables from provision of ground services	111,129	243,890
Receivables from provision of cargo handling services	70,022	118,446
Prepaid aircraft operating lease rentals	95,959	115,456
Short-term deposits with original maturity over three months	108,870	77,446
Discounts on aircraft acquisitions receivable	29,814	31,136
US treasury zero coupon bonds	585,736	—
Others	324,124	400,337

	1,371,043	1,108,964

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	FIXED ASSETS

	Aircraft and
	flight equipment
		Held under		Other fixed
		finance		assets and
	Owned	leases	Buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Valuation
At January 1, 2004	22,163,218	10,956,426	2,224,520	2,038,181	37,382,345
Reclassification upon purchase of aircraft under a finance lease	356,328	(356,328)	—	—	—
Lease rebate upon purchase of aircraft under a finance lease (note a)	(98,921)	—	—	—	(98,921)
Transfer from construction in progress (note 13)	—	—	84,847	124,352	209,199
Transfers from advances (note 17)	535,548	1,079,852	—	—	1,615,400
Additions	1,574,829	2,808,904	22,159	227,428	4,633,320
Disposals	(912,312)	—	(77,511)	(68,604)	(1,058,427)

At December 31, 2004	23,618,690	14,488,854	2,254,015	2,321,357	42,682,916

Accumulated depreciation
At January 1, 2004	5,657,593	3,613,309	334,951	937,589	10,543,442
Reclassification upon purchase of aircraft under a finance lease	40,746	(40,746)	—	—	—
Charge for the year	1,367,462	583,935	85,761	245,037	2,282,195
Disposals	(283,444)	—	(28,503)	(51,093)	(363,040)

At December 31, 2004	6,782,357	4,156,498	392,209	1,131,533	12,462,597

Net book value At December 31, 2004	16,836,333	10,332,356	1,861,806	1,189,824	30,220,319

Net book value At December 31, 2003	16,505,625	7,343,117	1,889,569	1,100,592	26,838,903

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	FIXED ASSETS (CONTINUED)

(a)	In January 2004, the Company exercised its right upon settlement and termination of a finance lease arrangement to purchase an aircraft at a consideration equal to the present value of the remaining minimum lease payments on the date of the purchase. As part of the finance lease arrangement, the Company is entitled to receive a rebate in the amount of RMB98,921,000 if it meets certain conditions as defined in the lease arrangement.

All the conditions to receive such rebate had been satisfied and the amount was received in February 2004 and was recognized as an adjustment to the carrying value of the aircraft to which the rebate relates.

(b)	On June 30, 2001, the fixed assets were revalued by an independent valuer registered in PRC on a market value basis. The revalued amount were not materially different from the carrying values of these fixed assets. On December 31, 2002, the Group’s fixed assets were revalued by the directors of the Company on a market value basis. The difference between the valuation and the carrying amount of the fixed assets as at 31 December 2002 was recognized. On December 31, 2004, the directors of the Company reviewed the carrying value of the Group’s fixed assets as at December 31, 2004 and are of the opinion that the carrying amount is not materially different from the fair value.

Had the Group’s fixed assets been stated at cost less accumulated depreciation and impairment losses as of December 31, 2003, the carrying amounts of aircraft and flight equipment, buildings, and other fixed assets and equipment would have been RMB23,628,586,000, RMB1,889,569,000 and RMB1,100,592,000 respectively, and as of December 31, 2004 would have been RMB27,015,718,000, RMB1,861,806,000 and RMB1,189,824,000 respectively.

(c)	Certain aircraft of the Group with an aggregate carrying value of approximately RMB9,735,106,000 and RMB13,032,759,000 as of December 31, 2003 and 2004 were pledged as collateral under certain loan agreements (see note 23).

13	Construction in progress

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	413,812	219,788
Additions	249,737	178,065
Transfer to fixed assets (note 12)	(443,761)	(209,199)

At December 31	219,788	188,654

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	LEASE PREPAYMENTS

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2003 and 2004, majority of these land use rights had remaining terms ranging from 43 to 49 years and 42 to 48 years respectively.

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

15	INVESTMENTS IN ASSOCIATES

	December 31,
	2003	2004
	RMB’000	RMB’000
Share of net assets	572,818	609,130
Goodwill	53,266	47,060

	626,084	656,190

Movements in investments in associates are as follows:-

	2003	2004
	RMB’000	RMB’000
At January 1	331,570	626,084
Cost of investment	327,252	35,362
Share of results before taxation	(28,511)	(4,112)
Share of taxation (note 7(a))	(4,227)	(1,144)

At December 31	626,084	656,190

For the years ended December 31, 2004, the share of results before taxation includes RMB6,206,000 (2003: RMB6,206,000) amortization charge of goodwill in respect of acquisition of associates, and a provision of RMB51,200,000 (2003: RMB28,000,000) for a receivable from a shareholder of an associate.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particular of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:

		Paid-up	Attributable equity
	Place and date of	capital	interest		Principal
Company	establishment	RMB’000	2003	2004	activities
China Eastern Airlines Wuhan Co., Ltd.	PRC August 16, 2002	600,000	40%	40%	Provision of air transportation services

Eastern Air Group Finance Co., Ltd.	PRC December 6, 1995	400,000	25%	25%	Provision of financial services to companies comprising CEA Holding

Eastern Aviation Advertising Services Co.	PRC March 4, 1986	10,000	45%	45%	Provision of aviation advertising agency services

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	45%	45%	Provision of air catering services

China Eastern Aviation Import and Export Corporation	PRC June 9, 1993	80,000	45%	45%	Provision of aviation equipment, spare parts and tools trading

Shanghai Dongmei Aviation Travel Co., Ltd.	PRC October 17, 2003	31,000	45%	45%	Provision of traveling and accommodation agency services

Qingdao Liuting International Airport Co., Ltd.	PRC December 1, 2000	450,000	25%	25%	Provision of airport operation services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	GOODWILL AND NEGATIVE GOODWILL

		Negative
	Goodwill	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost

At January 1, 2004 and December 31, 2004	113,105	(55,245)	57,860

Accumulated amortization

At January 1, 2004	28,275	(8,920)	19,355
Charge for the year	5,654	(3,452)	2,202

At December 31, 2004	33,929	(12,372)	21,557

Net book value

At December 31, 2004	79,176	(42,873)	36,303

At December 31, 2003	84,830	(46,325)	38,505

17	ADVANCES ON AIRCRAFT AND FLIGHT EQUIPMENT

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	3,227,720	2,239,893
Additions	1,198,242	1,996,990
Interest capitalized during the year	97,414	57,120
Transfer to fixed assets	(2,283,483)	(1,615,400)

At December 31	2,239,893	2,678,603

Included in the balances as of December 31, 2003 and 2004 are interest capitalized of RMB130,965,000 and RMB160,016,000 respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	December 31,
	2003	2004
	RMB’000	RMB’000
Long-term bank deposits (note 22)	1,743,924	1,908,398
Deposits for aircraft under operating leases	110,812	133,159
Prepaid custom duty and valued added tax	37,410	21,083
Prepayments and other long-term receivables	70,216	139,966

	1,962,362	2,202,606

19	TRADE PAYABLES AND NOTES PAYABLES

As of December 31, 2003 and 2004, all trade payables were current balances and aged within 30 days.

As of December 31, 2003 and 2004, all notes payables were unsecured, interest free and repayable in six months.

20	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2003	2004
	RMB’000	RMB’000
Amounts due to related companies (note 34(a)(i))	771,643	138,968
Accrued fuel cost	697,652	1,290,038
Accrued take-off and landing charges	703,994	749,458
Current portion of accrued aircraft overhaul expenses (note 21)	385,168	539,249
Other accrued operating expenses	603,260	427,294
Accrued salaries, wages and benefits	138,954	333,910
Flight equipment purchase payable	147,775	289,232
Airport construction levy payable	—	243,295
Levies collected from ticket sales on behalf of overseas tax authorities	82,862	218,915
Duties and levies payable	10,049	188,627
Airport expenses related to provision of ground services	42,320	98,162
Current portion of provision for staff housing allowances (note 30 (b))	85,973	93,427
Current portion of long-term payables (note 27)	30,000	30,000
Current portion of post- retirement benefit obligations (note 29(b)(i))	19,750	27,500
Amounts due to minority shareholders	156,308	—
Others	424,281	685,574

	4,299,989	5,353,649

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	ACCRUED AIRCRAFT OVERHAUL EXPENSES

	2003	2004
	RMB’000	RMB’000
At January 1	547,813	576,552
Additional provisions	123,213	244,625
Over provision	(59,456)	(20,814)
Utilized during the year	(35,018)	(85,154)

At December 31	576,552	715,209

	December 31,
	2003	2004
	RMB’000	RMB’000
Total accrued aircraft overhaul expenses	576,552	715,209
Less: current portion (note 20)	(385,168)	(539,249)

Long-term portion	191,384	175,960

Accrued aircraft overhaul expenses represent present value of estimated costs of major overhauls for aircraft and engines under operating leases. Under the relevant operating leases, the Group has the responsibility to fulfill certain overhaul requirements and to return the aircraft and engines in certain specified conditions.

22	OBLIGATIONS UNDER FINANCE LEASES

The Group had 18 aircraft and 22 aircraft under finance leases as of December 31, 2003 and 2004 respectively. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor’s defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as of December 31, 2003 and 2004 were as follows:-

	December 31,
		2003			2004
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,049,079	356,995	1,692,084	1,526,981	337,333	1,189,648
In the second year	1,242,950	256,355	986,595	1,962,208	262,372	1,699,836
In the third to fifth year inclusive	4,361,682	322,316	4,039,366	3,924,600	168,346	3,756,254
After the fifth year	408,853	26,012	382,841	2,401,578	385,030	2,016,548

Total	8,062,564	961,678	7,100,886	9,815,367	1,153,081	8,662,286
Less: amount repayable within one year	(2,049,079)	(356,995)	(1,692,084)	(1,526,981)	(337,333)	(1,189,648)

Long-term portion	6,013,485	604,683	5,408,802	8,288,386	815,748	7,472,638

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	OBLIGATIONS UNDER FINANCE LEASES (CONTINUED)

As of December 31, 2003 and 2004, the Group had long-term bank deposits and U.S. Treasury zero coupon bonds totaling RMB2,329,660,000 and RMB1,908,398,000 respectively, pledged as securities under certain finance lease arrangements (see note 18). All of these bank deposits and the U.S. Treasury zero coupon bonds will be used to meet future lease obligations as they fall due.

In addition, the Group’s finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

23	LONG-TERM BANK LOANS

	December 31,
	2003	2004
	RMB’000	RMB’000
Bank loans
- secured	6,495,507	5,912,958
- unsecured	4,727,416	4,823,302

Total	11,222,923	10,736,260
Less: amount repayable within one year	(2,250,734)	(3,193,432)

Long-term portion	8,972,189	7,542,828

The bank loans are repayable as follows:-

	December 31,
	2003	2004
	RMB’000	RMB’000
Within one year	2,250,734	3,193,432
In the second year	2,438,574	2,386,862
In the third to fifth year inclusive	4,163,578	3,216,181
After the fifth year	2,370,037	1,939,785

Total	11,222,923	10,736,260

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	LONG-TERM BANK LOANS (CONTINUED)

The terms of long-term bank loans can be summarized as follows:

		December 31,
	Interest rate and final	2003	2004
	maturities	RMB’000	RMB’000
RMB denominated bank loans:
Loans for working capital	Fixed interests rates ranging from 4.94% to 5.76% per annum as at 31 December 2004; 3-year loans with final maturity through to 2007	1,306,700	1,710,100

Loans for the purchases of aircraft	Fixed interest rate of 5.18% per annum as at 31 December 2004; 2 to 8-year loans with final maturity through to 2012	—	880,000

Loans for construction projects	Fixed interest rate of 5.76% per annum as at 31 December 2004; 7 to 10-year loans with final maturities through to 2007	637,500	412,500

U.S. dollar denominated bank loans:
Loans for the purchases of aircraft	Fixed interest rates ranging from 5.65% to 6.86% per annum and floating interest rates ranging from 3 months LIBOR +0.25% to 6 months LIBOR +0.3% as at 31 December 2004; 2 to 10-year loans with final maturities through to 2013	9,278,723	7,703,037

Loan for the purchase of an aircraft simulator	Floating interest rates of 6 months LIBOR +0.6% as at 31 December 2004; 3-year loans with final maturity in 2007	—	30,623

Total long-term bank loans		11,222,923	10,736,260

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	LONG-TERM BANK LOANS (CONTINUED)

All secured bank loans as of December 31, 2003 and 2004 respectively of the Group for the purchases of aircraft were secured by the related aircraft (note 12(c)). In addition, certain secured bank loans with aggregate amount of RMB1,456,320,000 and RMB1,162,186,000 as of December 31, 2003 and 2004 respectively were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank loans of the Group with aggregate amount of RMB1,944,200,000 and RMB2,122,600,000 as of December 31, 2003 and 2004 respectively were guaranteed by CEA Holding (note 34(b)).

24	SHORT-TERM BANK LOANS

Short-term bank loans of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. The interest rates related to such loans were between 2.06 % and 5.04% per annum and between 2.22% and 5.04% per annum as of December 31, 2003 and 2004 respectively. During the years ended December 31, 2003 and 2004, the weighted average interest rates on short-term bank loans were 3.34% and 3.81% per annum respectively.

25	SHARE CAPITAL

	December 31,
	2003	2004
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each A shares
State-owned shares held by CEA Holding	3,000,000	3,000,000
Shares held by public	300,000	300,000

	3,300,000	3,300,000
Overseas listed foreign H shares	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	RESERVES

(Amounts in thousands)

		Statutory
		common	Statutory	Discretionary
		reserve	common	common			Hedging
	Share	fund	welfare fund	reserve fund	Revaluation	Capital	reserve	Retained
In RMB	premium	(note (a))	(note (b))	(note (c))	reserve	Reserve	(note 36)	profits	Total
At January 1, 2002	1,006,455	96,113	96,113	27,908	—	(318,486)	5,396	1,539,859	2,453,358
Reclassification of revaluation reserve (note (e))	—	—	—	—	401,571	(401,571)	—	—	—
Revaluation surplus of fixed assets
- gross	—	—	—	—	491,772	—	—	—	491,772
- tax	—	—	—	—	(73,766)	—	—	—	(73,766)
Revaluation surplus after tax shared by minority shareholders	—	—	—	—	(12,981)	—	—	—	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets
- gross	—	—	—	—	(354,870)	—	—	—	(354,870)
- tax	—	—	—	—	53,231	—	—	—	53,231
Unrealized losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	(38,602)	—	(38,602)
- tax	—	—	—	—	—	—	4,981	—	4,981
Dividends relating to 2001 (note 9)	—	—	—	—	—	—	—	(97,339)	(97,339)
Profit attributable to shareholders	—	—	—	—	—	—	—	86,369	86,369
Transfer from retained profits to reserves (note (d))	—	10,696	10,614	81	—	—	—	(21,391)	—

At December 31, 2002	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153

Unrealized losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	(71,573)	—	(71,573)
- tax	—	—	—	—	—	—	10,736	—	10,736
Realised losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	13,156	—	13,156
- tax	—	—	—	—	—	—	(1,973)	—	(1,973)
Release of reserves upon disposals of aircraft
- gross	—	—	—	—	(16,787)	—	—	16,787	—
- tax	—	—	—	—	2,518	—	—	—	2,518
Loss attributable to shareholders	—	—	—	—	—	—	—	(949,816)	(949,816)
Transfer from retained profits to reserves (note (d))	—	36,689	35,821	—	—	—	—	(72,510)	—

At December 31, 2003	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	RESERVES (CONTINUED)

(Amounts in thousands)

		Statutory
		common	Statutory	Discretionary
		reserve	common	common			Hedging
	Share	fund	welfare fund	reserve fund	Revaluation	Capital	reserve	Retained
In RMB	premium	(note (a))	(note (b))	(note (c))	reserve	Reserve	(note 36)	profits	Total
At December 31, 2003	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201
Unrealized losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	(7,610)	—	(7,610)
- tax	—	—	—	—	—	—	1,141	—	1,141
Realized losses on cashflow hedges (note 36)
- gross	—	—	—	—	—	—	(8,839)	—	(8,839)
- tax	—	—	—	—	—	—	1,326	—	1,326
Profit attributable to shareholders	—	—	—	—	—	—	—	514,075	514,075
Transfer from retained profits to reserves (note (d))	—	35,299	31,837	—	—	—	—	(67,136)	—

At December 31, 2004	1,006,455	178,797	174,385	27,989	490,688	(720,057)	(91,861)	948,898	2,015,294

(a)	For the year ended December 31, 2004, under the PRC Accounting Regulations, the profit for the year of the Company is used to offset the loss incurred in 2003. Accordingly, no profit appropriation of the Company to reserves has been made for the year ended December 31, 2004. Transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(b)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital.

Statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(c)	Pursuant to PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	RESERVES (CONTINUED)

(d)	The Company is allowed to transfer 5% of the profit for the year as determined under the PRC Accounting Regulations, to discretionary common welfare fund. The transfer to this reserve is subject to the approval by shareholder’s meetings.

(e)	Fixed assets of the Group as of June 30, 1996 were revalued as part of the restructuring of the Group, which resulted in a revaluation surplus that formed part of the Company’s share capital. The reclassification of the revaluation reserve out of capital reserve has been made in 2002 by reducing “capital reserve” and increasing “revaluation reserve”. This change has been done to better present the total amount of revaluation reserve that the Company has since its formation. The revaluation surplus recognized during the restructuring was partially utilized to offset against the revaluation deficit of the same assets arising in 2002 (see note 12(b)). Additional valuation surplus arising in 2002 was credited to the revaluation reserve.

27	LONG-TERM PORTION OF OTHER PAYABLE

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	172,250	151,860
Less: installments paid during the year	(30,000)	(30,000)

	142,250	121,860
Interest accrued during the year (note 6)	9,610	8,344

At December 31	151,860	130,204
Less: Current portion (note 20)	(30,000)	(30,000)

Long-term portion	121,860	100,204

Balance is unsecured, accrue interest at an effective rate of 6.21% and is repayable by annual installment of RMB30 million (before taking into account of time value) up to year 2009.

28	MINORITY INTERESTS

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	404,517	522,713
Contributions from minority shareholders	5,765	218,387
Dividends paid to minority shareholders	—	(60,000)
Share of profits of subsidiaries	112,431	150,108

At December 31	522,713	831,208

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

Substantially all of the Group employees are eligible to participate in the Group’s retirement schemes. The Group participates in defined contribution retirement schemes organized by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at rates ranging from 20% to 22% of salary costs including certain allowances calculated in the prior year. Employees contribute at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the years ended December 31, 2003 and 2004, the Group’s pension cost charged to the income statement amounted to RMB82,876,000, RMB121,200,000 and RMB146,500,000 respectively.

(ii)	Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee’s basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the years ended December 31, 2003 and 2004, the Group’s medical insurance contribution charged to the income statement amounted to approximately RMB16,000,000, RMB65,012,000 and RMB76,288,000, respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with post-retirement benefits including transportation subsidies, social function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates including the rate of inflation, discount rate and employees’ turnover ratio. The post-retirement benefits provided to the retirees have not been funded by the Group, accordingly, there are no plan assets.

(i)	As of December 31, 2003 and 2004, the post-retirement benefit obligations recognized in the balance sheets of the Group were as follows:

	December 31,
	2003	2004
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	514,351	538,428
Unrecognized actuarial gains	51,170	51,704

Post-retirement benefit obligations	565,521	590,132
Less: current portion (note 20)	(19,750)	(27,500)

Post-retirement benefit obligations - long-term portion	545,771	562,632

(ii)	Changes in post-retirement benefit obligations are as follows:

	December 31,
	2003	2004
	RMB’000	RMB’000
At January 1	544,677	565,521
Current service cost	13,064	20,849
Interest on obligation	27,235	29,857
Actuarial loss recognized	—	998
Payments made in the year	(19,455)	(27,093)

At December 31	565,521	590,132

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits (Continued)

(iii)	The costs of post-retirement benefits were recognized under wages, salaries and benefits in the consolidated income statement for the years as follows:-

	December 31,
	2003	2004
	RMB’000	RMB’000
Current service cost	13,064	20,849
Interest on obligation	27,235	29,857
Actuarial loss recognized	—	998

Total (note 5)	40,299	51,704

(iv)	Principal actuarial assumptions at the balance sheet dates are as follows:-

	December 31,
	2003	2004
	RMB’000	RMB’000
Discount rate	5.00%	5.00%
Annual rate of increase of per capita benefit payment	1.50%	1.50%
Employees turnover rate	3.00%	3.00%

30	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to make contribution to the State-sponsored housing fund at a range from 1% to 15% (2003: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to make contribution equal to the Group’s contribution out of their salaries. The employees are entitled to claim the entire sum of the fund contribution under certain specified withdrawal circumstances. For the years ended December 31, 2002, 2003 and 2004, the Group’s contributions to the housing funds amounted to RMB61,179,000, RMB65,300,000 and RMB94,200,000 respectively, which are charged to the income statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	STAFF HOUSING BENEFITS (CONTINUED)

(b)	Staff housing allowances

Upon the issuance of the government circulars in 2000, the Company’s directors estimated a provision of approximately RMB80,179,000 for staff housing allowance payable to eligible employees who joined in the Group prior to 1998 with reference to staff housing policies already set out by certain provincial governments then. Such provision for staff housing benefits is included in other payables in the Group’s consolidated balance sheet as of December 31, 2002.

In October 2003, the Board of directors approved a new staff housing policy (the “New Staff Housing Policy”) which is extended to cover all existing staff who have not been allocated sufficient housing quarters. The benefit level given to the staff under the New Staff Housing Policy is generally higher as compared to the policies to which the Company’s directors made reference in 2000.

Under the New Staff Housing Policy, staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff’s entitlement is calculated based on area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past services will be paid. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement will be paid over a period of 4 to 5 years. The Group recognized a provision of RMB 340,642,000 as related to its present obligation for its employee’s staff housing entitlements, RMB 85,973,000 of which is classified as current portion in other payables in the Group’s consolidated balance sheet as at December 31, 2003 (note 20). The incremental obligation of RMB 260,463,000 for staff housing benefits as a result of the New Staff Housing Policy was charged to the 2003’s income statement.

For the year ended December 31, 2004, the staff housing benefit provided under the New Staff Housing Policy amounted to RMB29,253,000 and is charged to the income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASHFLOW STATEMENTS

	Year Ended December 31,
	2002	2003	2004	2004
	RMB’000	RMB’000	RMB’000	US$’000
				(note 2a)
Investing activities not affecting cash:
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	125,728	50,220	—	—

Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	—	—	3,177,225	383,885

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Capital commitments

As of December 31, 2003 and 2004, the Group had the following capital commitments:

	December 31,
	2003	2004
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft and related equipment	7,668,801	8,791,472
- Other	358,415	437,574

	8,027,216	9,229,046

Authorized but not contracted for:
- Aircraft and related equipment	723,000	3,533,000
- Other	1,122,526	2,381,710

	1,845,526	5,914,710

	9,872,742	15,143,756

The above commitments mainly include amounts for acquisition of ten A320, two A340, four A321 aircraft and two A340 engines for delivery between 2004 and 2005 as of December 31, 2003, and five A320, two A321, twenty A330, six B737, five A319 and five ERJ145 aircraft for delivery between 2005 and 2008 as of December 31, 2004.

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:

	December 31,
	2003	2004
	RMB’000	RMB’000
2004	5,129,692	—
2005	2,539,109	6,945,235
2006	—	1,350,420
2007	—	495,817

	7,668,801	8,791,472

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

(b)	Operating lease commitments

As of December 31, 2003 and 2004, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2003		2004
	Aircraft		Aircraft
	and fight	Land and	and fight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	1,063,619	49,532	1,024,857	19,287
In the second year	1,134,669	12,284	1,095,792	14,874
In the third to fifth year inclusive	2,735,477	24,413	3,094,495	25,401
After the fifth year	1,145,355	11,206	550,310	22,139

	6,079,120	97,435	5,765,454	81,701

33	SEGMENT REPORTING

(a)	Primary reporting format by business segment

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorized by CAAC.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	SEGMENT REPORTING (CONTINUED)

(b)	Secondary reporting format by geographical segment

The Group’s turnover and operating profit by geographical segments are analyzed as follows:

		Hong		Other
	Domestic	Kong	Japan	countries (*)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2002
Traffic revenues
- Passenger	4,669,731	1,911,016	1,279,083	2,178,000	10,037,830
- Cargo and mail	246,146	257,270	535,915	1,405,336	2,444,667

	4,915,877	2,168,286	1,814,998	3,583,336	12,482,497
Other operating revenues	563,904	—	10,957	21,631	596,492

Turnover	5,479,781	2,168,286	1,825,955	3,604,967	13,078,989

Segment results	(95,766)	448,359	503,628	152,626	1,008,847

Unallocated income (note 4)					226,373
Unallocated costs					(171,753)

Operating profits					1,063,467

2003
Traffic revenues
- Passenger	5,591,640	1,627,093	977,610	2,064,684	10,261,027
- Cargo and mail	279,003	390,088	588,361	1,929,532	3,186,984

	5,870,643	2,017,181	1,565,971	3,994,216	13,448,011
Other operating revenues	788,811	10,738	8,336	21,262	829,147

Turnover	6,659,454	2,027,919	1,574,307	4,015,478	14,277,158

Segment results	(576,838)	224,683	190,042	322,686	160,573

Unallocated income (note 4)					60,890

Operating profits					221,463

2004
Traffic revenues
- Passenger	8,283,701	2,186,810	1,466,070	3,421,033	15,357,614
- Cargo and mail	298,846	592,008	647,181	2,890,325	4,428,360

	8,582,547	2,778,818	2,113,251	6,311,358	19,785,974
Other operating revenues	1,163,205	22,223	16,900	50,474	1,252,802

Turnover	9,745,752	2,801,041	2,130,151	6,361,832	21,038,776

Segment results	226,803	388,497	238,192	471,263	1,324,755

Unallocated income (note 4)					154,422

Operating profits					1,479,177

(*)	include U.S., Europe and other Asian countries

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by segment has not been presented.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS

(a)	Balances with related companies

(i)	Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As at December 31, 2004, such balances mainly included the following:-

China Eastern Air Northwest Company (“CEA Northwest”)

As of December 31, 2003 and 2004, amount of RMB217,680,000 and RMB118,433,000 respectively due to CEA Northwest comprised amount of air tickets sold by CEA but uplift by CEA Northwest and operating lease rental charges for aircraft.

China Eastern Air Yunnan Company (“CEA Yunnan”)

As of December 31, 2003 and 2004, amount of RMB129,789,000 due to CEA Yunnan and RMB42,087,000 due from CEA Yunnan comprised amount of air tickets sold by CEA but uplift by CEA Yunnan and operating lease rental charges for aircraft.

Nanjing Airlines Co., Ltd. (“Nanjing Airlines”)

As of December 31, 2003 and 2004, amount of RMB15,535,000 and RMB44,370,000 respectively due from Nanjing Airlines comprised operating lease rental charges for aircraft.

(ii)	Amounts due from/to associates

China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan Airlines”)

As of December 31, 2003 and 2004, amount of RMB36,099,000 and RMB19,063,000 respectively due to CEA Wuhan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Wuhan Airlines and operating lease rental income for operating lease of aircraft.

China Eastern Aviation Import and Export Corporation (“EAIEC”)

As of December 31, 2003 and 2004, amount of RMB509,249,000 and RMB47,093,000 respectively due to EAIEC comprised prepayments and purchases of flight equipment and flight equipment spare parts payable to EAIEC.

Shanghai Dongmei Aviation Travel Co., Ltd. (“SDATC”)

As of December 31, 2003 and 2004, amount of RMB24,940,000 and RMB39,485,000 respectively due from SDATC represented amount of tickets sold by SDATC.

(iii)	Short-term deposits with an associate

The Group has short-term deposits of RMB214,241,000 and RMB413,870,000 as of December 31, 2003 and 2004 respectively placed with Eastern Air Group Finance Co., Ltd. (“EAGF”), an associate. The short-term deposits yield interest at an average rate of 0.72% per annum during the year ended December 31, 2003 and 2004.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Balances with related companies (continued)

(iv)	Short-term loans from an associate

The Group has short-term loans of RMB860,000,000 and RMB140,765,000 as of December 31, 2003 and 2004 respectively from EAGF. During the year ended December 31, 2003 and 2004, the weighted average interest rates on the loan were 4.54% per annum and 4.5% per annum respectively.

(b)	Guarantee by the holding company

As of December 31, 2003 and 2004, unsecured long-term bank loans of the Group with aggregate amount of RMB1,944,200,000 and RMB2,122,600,000 respectively are guaranteed by CEA Holding (note 23).

(c)	Related party transactions

Except as disclosed in note 8 of the financial statement, the Group had the following material transactions with its related parties during the year ended December 31, 2004, which were, in the opinion of the directors, carried out in the normal course of business:-

(i)	Sublease arrangement with CEA Northwest

During the year ended December 31, 2004, the Company entered into operating lease agreements with two third-party lessors to lease six A320 aircraft. These aircraft were operated by CEA Northwest from the effective date of the relevant lease to the date of agreement being modified (refer below for details). No agreements were entered into between the Company and CEA Northwest regarding the arrangement, nor written consents obtained from the lessors for the operation of the six A320 by CEA Northwest. Under the lease arrangement, the Company is liable to the lessors for all obligations under the lease agreement. Upon the Board of Directors being notified of the arrangement in August 2004, it appropriately took action and the Company entered into agreements in December 2004 and April 2005 with the third-party lessors, CEA Northwest, and the relevant leasing company to modify the original lease agreement (the “Novation and Amendment Agreements’’) to completely relieve the Company of the lease obligations for the lease arrangements. From the inception of the lease to the effective date of the Novation and Amendment Agreements, the Company charged CEA Northwest the same amount it paid to the third-party lessors for use of the six A320 aircraft.

Under the Novation and Amendment Agreements, the Company was relieved from all obligations related to the original lease arrangements from the inception of the lease and CEA Northwest will become the sole lessee to the amended lease agreements. During 2004, prior to the execution of the Novation and Amendment Agreements, the Company accounted for the arrangement as a sublease, the lease income of RMB83,241,000 from CEA Northwest are recorded as other operating income, and the same amount paid to the third-party lessors as lease expense.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Related party transactions (Continued)

(ii)	Rescission of lease arrangements with fellow subsidiaries

During the year ended December 31, 2004, the Group entered into certain lease arrangements to lease aircraft from fellow subsidiaries to operate on certain of the Company’s air routes. In connection with the lease arrangements, the Company operated the aircraft, recognising traffic revenue and expenses, relating to payments to independent third parties for fuel, take-off and landing fees, and other costs related to the operation of those aircraft.

Under PRC Company Law and applicable stock exchange listing rules, certain related party transactions meeting specified thresholds, including lease transactions, require prior approval by the Board of Directors, including the independent directors. Certain of the lease arrangements to lease three A310 aircraft from CEA Northwest and three Bae146 aircraft from Nanjing Airlines, a subsidiary of CEA Northwest, (collectively, the “Leased Aircraft”) in 2004 had not been properly authorized and approved in advance by the Board of Directors. Accordingly, as such lease arrangements were not properly approved in advance, the Board of Directors resolved in August and December 2004 to terminate the lease arrangements, and agreement was reached with CEA Northwest to terminate such arrangements. In connection with the termination of the lease arrangements, the Company and CEA Northwest agreed to retroactively rescind the transactions from the inception of the lease arrangements as permitted under PRC laws. The Company has been advised by its external PRC counsel that under PRC law, a transaction can be rendered invalid from inception upon agreement by all parties. However, under IFRS, because the Group actually operated the Leased Aircraft in its normal business operations during the period from the inception to rescission of the lease, the air traffic revenue of RMB440,864,000 and related operating costs of RMB573,893,000 (including the lease charges of RMB192,098,000 and RMB44,695,000 payable to CEA Northwest and Nanjing Airlines respectively) have been recognized in the financial statements of the Group. The impact of the retroactive rescission of the CEA Northwest lease arrangements was for CEA Northwest and Nanjing Airlines to waive amounts owed by the Group totaling RMB133,029,000 (the “Settlement Amount”), which represents the operating losses incurred on the operation of the Leased Aircraft during 2004. The Settlement Amount was in effect an extinguishment of a financial liability through a reduction of the Group’s inter-company payable account with CEA Northwest or Nanjing Airlines, as applicable. The Settlement Amount was recognized as non-operating income for the year ended December 31, 2004 due to its nature being that of a financing transaction. The action of the Board of Directors to disapprove and retroactively rescind such arrangement, with consent from CEA Northwest or Nanjing, was to ensure that the Group’s financial position being restored to what it would have been had the lease arrangements never been entered into.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Related party transactions (Continued)

(iii)	In addition to the transaction disclosed above, the Group had the following transactions, with its related parties during the year ended 31 December, 2002, 2003 and 2004:-

		Income/
		(Expenses, payments or
		purchase consideration)
		Year Ended December 31,
		2002	2003	2004
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:-

Interest income on deposits at rates of 0.72% in 2002, 2003 and 2004	EAGF	2,738	4,096	4,897

Interest expenses on loans at rates of ranging from 4.19% to 4.65% per annum in 2002, 4.54% per annum in 2003 and 4.5% per annum in 2004.	EAGF	(1,373)	(6,396)	(1,150)

Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	- CEA Northwest	—	51,667	93,062
	- CEA Yunnan	—	50,442	81,517
	- CEA Wuhan	—	28,964	32,396
	Airlines

Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	- Shanghai Tourism Company (Hong Kong) Limited	(7,944)	(6,046)	(13,201)
	- CEA Northwest	—	(17,776)	(14,181)
	- CEA Yunnan	—	(10,743)	(22,494)
	- Certain other	(39,016)	(25,466)	(19,402)
	subsidiaries of CEA Holding
	- CEA Wuhan Airlines	—	(8,547)	(32,396)
	- SDATC	(11,302)	(24,940)	(8,228)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets	EAIEC	(19,311)	(21,393)	(34,270)

Ticket reservation service charges for utilisation of computer reservation system	TravelSky Technology Limited	(72,925)	(71,884)	(86,311)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Related party transactions (Continued)

		Income/
		(Expenses, payments or
		purchase consideration)
		Year Ended December 31,
		2002	2003	2004
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
Repairs and maintenance expenses for ground service facilities	CEA Northwest	—	—	(9,535)

Repairs and maintenance expenses for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	(24,146)	(25,361)	(25,445)

Lease rental income from operating lease of aircraft	CEA Wuhan Airlines	—	31,209	38,239

Lease rental charges for operating lease of	- CEA Northwest	—	(69,118)	(199,188)
aircraft	- Nanjing Airlines	—	(23,348)	—
	- CEA Yunnan	—	(27,726)	(86,341)

Source of food and beverages	- Eastern Air (Shantou) Economic Development Co., Ltd.	(46,666)	(36,413)	(57,623)
	- China Eastern Air Catering Investment Co., Ltd	—	—	(188,406)
	- Shanghai Eastern Air Catering Co., Ltd	(117,242)	(96,984)	—
	- Qilu Eastern Air Catering Co., Ltd.	(8,824)	(5,285)	—
	- Qingdao Air Service Co., Ltd.	(12,751)	(2,518)	—

Advertising expenses	Eastern Aviation Advertising Service Co., Ltd. (“EAASC”)	(4,857)	(2,676)	(5,629)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Related party transactions (Continued)

		Income/
		(Expenses, payments or
		purchase consideration)
		Year Ended December 31,
		2002	2003	2004
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(8,394)	(3,149)	(14,850)

Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(4,509)	(5,945)	(5,582)

Investment in China Eastern Air Real Estate Investment Co., Ltd., a company 95% owned by CEA Holding	CEA Holding	—	—	(5,000)

Investment in an associate, China Eastern Aviation Import and Export Corporation, a company 55% owned by CEA Holding	CEA Holding	—	(43,820)	—

Investment in an associate, China Eastern Air Catering Investment Co., Ltd., 55% interests of which is owned by CEA Holding	CEA Holding	—	(157,500)	—

Investment in an associate, Shanghai Dongmei Aviation Travel Co., Ltd., 55% interests of which is owned by CEA Holding	CEA Holding	—	(6,828)	—

Additional investment in an associate, EAASC, 55% interests of which is owned by CEA Holding	CEA Holding	(15,762)	—	—

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Related party transactions (Continued)

(iv)	Other related party arrangements with CEA Northwest/CEA Yunnan

In addition to the related party transactions disclosed above, the Company also has other non-monetary arrangements with CEA Northwest and CEA Yunnan as follows:

Air routes - In the PRC, air routes are assigned by CAAC. The Company has permitted CEA Northwest and CEA Yunnan to use some of the air routes allocated to the Company during the year of 2004 at no charge to CEA Northwest or CEA Yunnan, as applicable, as the Company did not have sufficient capacity to fully utilise those air routes.

Inter-airline billing code - As with all other airlines in the PRC, the Company pays a processing fee to CAAC for use of the ticket settlement system based on the volume of the tickets processed. At the direction of CAAC, the Company has permitted CEA Northwest and CEA Yunnan to use the Company’s unique inter-airline billing code (“781”) at no incremental charge other than amounts paid to CAAC to facilitate ticket settlement between the airlines. Internal administrative cost for ticket handling and processing are not charged to CEA Northwest and CEA Yunnan.

(v)	Related party transaction of an associate

China Eastern Air Catering Investment Co., Ltd, an associate of the Company in which the Company and CEA Holding hold 45% and 55% interest respectively, acquired certain subsidiaries from CEA Holding in an aggregate consideration of RMB263,804,000 during the year ended December 31, 2004.

(d)	In accordance with a specific exemption in IAS 24, “Related Party Disclosure”, the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL RISK MANAGEMENT

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables, bank deposits, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, notes payables, derivative liabilities and other payables.

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

The Group has significant bank borrowings and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cashflow arising from a change in market interest rates, the Group entered into certain interest rate swaps during the years ended December 31, 2003 and 2004 (see note 36(a)). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 22, 23 and 24.

(d)	Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group also receives deposit from customers and counter-parties, where appropriate, if they require credit. A major portion of sales is conducted through sales agents and majority of these agents is connected to various settlement plans and/or clearing systems which have tight requirements on credit standing of these agents.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL RISK MANAGEMENT

(d)	Credit risk (Continued)

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution..

(i)	Deposits with an associate and cash and bank balances

Substantially all the Group’s cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Amount placed with any one institution is subject to a cap. Regular assessment of credit ratings on these institution has been performed. Details of deposits placed with EAGF have been disclosed in note 34(a)(iii).

(ii)	Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii)	Other receivables

These are spread among numerous third parties.

(e)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments on related debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

The Group generally operates with a working capital deficit. As of December 31, 2003 and 2004, the Group’s net current liabilities amounted to RMB 9,941 million and RMB 12,502 million respectively. For the years ended December 31, 2003 and 2004, the Group recorded net cash inflows from operating activities of RMB3,163 million and RMB 3,266 million, respectively, net cash outflows from investing activities and financing activities of RMB3,541 million and RMB 2,745 million, respectively and a decrease in cash and cash equivalents of RMB378 million and an increase of RMB521 million respectively.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	FINANCIAL RISK MANAGEMENT (CONTINUED)

(f)	Foreign currency risk

The Group’s finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against US dollars had been comparatively stable in the past. However, RMB against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years which is the major reason for the significant exchange differences recognized by the Group for the years ended December 31, 2003 and 2004.

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (see note 36).

(g)	Fair value

The carrying amounts and estimated fair values of significant financial assets and liabilities as of December 31, 2003 and 2004 are set out below:–

	December 31,
	2003		2004
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	11,222,923	10,131,805	10,705,637	9,878,592
Obligations under finance leases	7,100,886	7,069,346	8,662,286	8,382,324
Long-term bank deposits	1,743,924	1,840,139	1,908,398	1,990,832

The fair values of the long-term bank loans, obligation under finance leases and long-term bank deposits are estimated by applying a discounted cashflow approach using current market interest rates for similar indebtedness/investment.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and to related companies, trade payables, notes payables, other payables and short-term bank loans are not materially different from their carrying amounts because of the short maturities of these instruments.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets	Liabilities
	RMB’000	RMB’000
At December 31, 2003
Interest rate swaps (note (a))	2,814	40,390
Forward foreign exchange contracts (note (b))	—	54,047

	2,814	94,437

At December 31, 2004
Interest rate swaps (note (a))	11,571	19,447
Forward foreign exchange contracts (note (b))	—	100,196

	11,571	119,643

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce risk of changes in market interest rates (note 35(c)). The interest rate swaps entered into by the Group generally for swapping variable rates, usually reference to LIBOR, with fixed rates. The Group’s interest rate swaps fulfill the criteria for hedge accounting and are accounted for as cashflow hedge. As of December 31, 2003 and 2004, the notional amounts of the outstanding interest rate swap agreements were approximately US$164 million and US$437 million respectively. For the years ended December 31, 2003 and 2004, net loss of RMB315,000 and a net gain of RMB29,700,000 respectively arising from changes in the fair value of the interest rate swaps subsequent to initial recognition are recognized directly in the hedging reserve (see note 26).

(b)	Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (note 35(f)). These contracts were generally entered for sales of Japanese Yen and purchases of U.S. dollars at fixed exchange rates. The Group’s currency forward contracts qualify for hedge accounting and are accounted for as cashflow hedges of firm commitments. As of December 31, 2003 and 2004, the notional amounts of the outstanding currency forward contracts were approximately US$237 million and US$226 million respectively. These currency forward contracts will expire between 2006 and 2010. For the years ended December 31, 2003 and 2004, net losses of RMB58,102,000 and RMB46,149,000 arising from changes in the fair value of these foreign currency forwards subsequent to initial recognition are recognized directly in the hedging reserve (see note 26).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	ULTIMATE HOLDING COMPANY

The directors regard CEA Holding, a company established in the PRC, as being the immediate holding and the ultimate holding company.

38	POST BALANCE SHEET DATE EVENTS

(a)	On March 2, 2005, the Company entered into an agreement with United Technologies Far East Limited (“UTFEL”), to establish Hamilton Sundstrand (Shanghai) Aerospace Technology Limited (“HSSATL”), a jointly controlled entity which will be principally engaged in the provision of repair and maintenance services for auxiliary power units of aircraft in the PRC. The registered capital of HSSATL is US$8,900,000, which is to be contributed by the Company and UTFEL in proportion of 51% and 49% respectively.

(b)	Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger and renamed as China Eastern Air Yunnan Company (“CEA Yunnan”) and China Eastern Air Northwest Company (“CEA Northwest”), respectively. CEA Yunnan is based in Kunming, Yunnan Province in China with approximately 25 jet aircraft and serves primarily the southwestern region of China. CEA Northwest is based in Xi’an, Shanxi Province in China with approximately 35 jet aircraft and serves primarily the northwestern region of China.

The Group have agreed to acquire from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest pursuant to a conditional assets transfer agreement entered into with CEA Holding, CEA Yunnan and CEA Northwest on May 12, 2005 (the “Acquisition Agreement”). Following the completion of the Acquisition Agreement, the Group will assume and undertake the aviation operations and businesses currently carried out by CEA Yunnan and CEA Northwest in accordance with the Acquisition Agreement. The total consideration payable by the Group under the Acquisition Agreement is approximately RMB986 million, which will be adjusted by the profit generated or loss incurred by the aviation businesses of CEA Yunnan and CEA Northwest during the period from December 31, 2004 through the effective date of the Acquisition Agreement, which is expected to be June 30, 2005. The amount of such profit/loss will be determined with reference to the relevant financial statements prepared under PRC Accounting Standards and Regulations, to be audited by independent PRC accountants jointly appointed by the Company and the CEA Holding. This consideration consists of an initial consideration of approximately RMB690 million payable within five days from the effective date and the balance payable upon the fulfillment of certain conditions.

The Group has obtained the requisite approvals from relevant regulatory authorities in China and Hong Kong for this acquisition and has submitted the Acquisition Agreement for approval by our independent shareholders at the annual general meeting for the year of 2004 which is scheduled to be held on June 30, 2005 in Shanghai, China.

Under IFRS, the transaction will be accounted for using acquisition accounting. Under US GAAP, the proposed transaction is considered a transaction under common control and will be accounted for at historical cost basis upon the consummation of such transaction. Any amounts paid versus the historical cost of the assets transferred should be treated as an adjustment to equity. Additionally, the Company’s financial statements under US GAAP will be retroactively restated for all years presented.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP

Differences between IFRS and U.S.GAAP which have significant effects on the consolidated profits/(loss) attributable to shareholders and consolidated owners’ equity of the Group are summarized as follows:

Consolidated profit/(loss) attributable to shareholders

(Amounts in thousands except per share data)

			Year Ended December 31,
						2004
			2002	2003	2004	US$
	Note		RMB	RMB	RMB	(note 2a)
As stated under IFRS			86,369	(949,816)	514,075		62,113
U. S. GAAP adjustments:
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a	)	20,370	63,895	57,568		6,956
Reversal of revaluation deficit of fixed assets	(a	)	171,753	—	—		—
Profit/(loss) on disposals of aircraft and related assets	(b	)	(26,046)	(10,083)	7,099		858
Rescission of related party lease arrangements	(c	)	—	—	(133,029)		(16,073)
Others	(d	)	23,767	6,860	(1,518)		(183)
Deferred tax effect on U. S. GAAP adjustments	(e	)	(28,477)	(9,101)	10,482		1,265

As stated under U. S. GAAP			247,736	(898,245)	454,677		54,936

Basic and fully diluted earnings/(loss) per share under U. S. GAAP			RMB 0.051	(RMB 0.185)	RMB 0.093	US$	0.011

Basic and fully diluted earnings/(loss) per American Depository Share (“ADS”) under U. S. GAAP			RMB5.09	(RMB18.46)	RMB 9.34	US$	1.13

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED) Consolidated owners’ equity
(Amounts in thousands)

			December 31,
					2004
			2003	2004	US$
	Note		RMB	RMB	(note 2a)
As stated under IFRS			6,382,151	6,882,244	831,540
U. S. GAAP adjustments:
Reversal of net revaluation surplus of fixed assets	(a	)	(908,873)	(908,873)	(109,814)
Reversal of difference in depreciation charges and accumulated depreciation and loss on disposals arising from the revaluation of fixed assets	(a),	(b)	691,235	755,902	91,331
Others	(d	)	35,971	34,453	4,163
Deferred tax effect on U. S. GAAP adjustments	(e	)	9,225	(247)	(29)

As stated under U. S. GAAP			6,209,709	6,763,479	817,191

Notes:-

(a)	Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost less accumulated depreciation.

(b)	Disposals of aircraft and related assets

This represents the loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Under IFRS, fixed assets are stated at cost or revalued amounts. Accordingly, the accumulated depreciation and the gain or loss on disposals of aircraft is different under IFRS and U.S. GAAP and is attributable to the surplus or deficit arising on the valuation of the assets that are disposed.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED)

(c)	Rescission of related party lease arrangements

The Company entered into certain lease arrangements with CEA Northwest and Nanjing Airlines to lease three A310 aircraft and three Bae146 aircraft in 2004 that were subsequently terminated and retroactively rescinded (note 34(c)(ii)). The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest and Nanjing Airlines in the amount of RMB133 million (the “Settlement Amount”), which represents the operating losses incurred on the operation of the CEA Northwest Leased Aircraft during 2004, to the Group through the reduction of the Group’s inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable.

Under IFRS, the Settlement Amount was recognized as non-operating income for the year ended 31 December 2004 and was in effect an extinguishment of a financial liability through a reduction of the Group’s inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable.

Under U.S. GAAP, the Settlement Amount, through reduction of the Group’s intercompany payable account of CEA Holding’s wholly owned subsidiary, was deemed as the principal shareholder incurring costs on behalf of the Company and was recognized as a capital contribution in accordance with Staff Accounting Bulletin Topic 5-T (“SAB Topic 5-T”). Any cost incurred by the principal shareholder on behalf of its subsidiary are required to be reflected in the subsidiary’s financial statements as an expense and a corresponding capital contribution unless the principal shareholders actions are completely unrelated to its position as a shareholder under SAB Topic 5-T.

(d)	Other U. S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under US GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortized, ii) transitional obligations for post retirement benefits are amortized over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortized.

(e)	Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b), (c) and (d) above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED)

(f)	Segmental disclosures

The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group’s three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group’s management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

		Unaudited management operational
		information under PRC Accounting
		Regulations for the
		Year Ended December 31,
	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
Traffic revenues
Domestic
Passenger		5,288,611	5,854,542	8,122,783
Cargo		235,470	256,661	273,431

Subtotal		5,524,081	6,111,203	8,396,214

Hong Kong
Passenger		1,937,313	1,622,538	2,208,271
Cargo		268,944	394,246	611,471

Subtotal		2,206,257	2,016,784	2,819,742

International
Passenger		3,526,852	3,036,214	4,929,866
Cargo		2,014,785	2,561,529	3,749,739

Subtotal		5,541,637	5,597,743	8,679,605

		13,271,975	13,725,730	19,895,561

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED)

(f)	Segmental disclosures (Continued)

(i)	The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in these financial statements.

(ii)	Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(iii)	The Group’s international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB1,814,998,000, RMB1,565,971,00 and RMB2,113,251,000 from its Japan routes in 2002, 2003 and 2004 respectively).

(iv)	The traffic revenue figures as stated above are different from the Group’s audited PRC statutory accounts and the Group’s audited IFRS accounts due to the following reasons:-

•	The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

•	Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v)	The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group’s aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED)

(g)	New pronouncements

IFRS

For the year beginning January 1, 2005, the Group will adopt IFRS3 “Business Combinations”. IFRS 3 will replace IAS22 “Business Combinations”. Under IFRS3, goodwill will be carried at cost less accumulated impairment losses and will no longer be amortized but instead, it will be tested annually for impairment. IFRS3 requires prospective adoption and management does not believe the adoption of IFRS3 would have a material effect on the Group’s financial position or results of operations.

U.S.GAAP

SFAS No. 151

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of SFAS No. 151 would have a material effect on the Group’s financial position or results of operations.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe the adoption of SFAS No. 153 would have a material effect on the Group’s financial position or results of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S.GAAP (CONTINUED)

(g)	New pronouncements (Continued)

EITF Issue No. 03-01

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. Management does not believe the adoption of the recognition and measurement requirements of EITF No. 03-01 would have a material effect on the Group’s financial position or results of operations.

EITF Issue No. 02-14

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. Management does not believe the adoption of EITF No. 02-14 would have a material effect on the Group’s financial position or results of operations.

EITF Issue No. 04-01

In September 2004, the EITF reached a consensus on Issue No. 04-01 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. Management does not believe the adoption of EITF No. 04-01 would have a material effect on the Group’s financial position or results of operations.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (English translation). (1)

2.1	Specimen Certificate for the H Shares.(2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(3)

4.1	Office Space Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.8	Employee Housing Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.9	Aircraft Purchase Agreement dated October 9, 2004 between our company and Airbus SAS.(4)

4.10	Amendment No. 9 to the A320 Purchase Agreement dated April 21, 2005 between our company and Airbus SAS.(4)

4.11	Assets Transfer Agreement dated May 12, 2005 between our company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).

8.1	List of subsidiaries.

11.1	Code of Ethics (English translation).(1)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

___________________________________________________________

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 28, 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(4)	Portions of the agreement have been omitted pursuant to a confidential treatment request and will be filed with the Securities and Exchange Commission separately upon request.