Form 20-F/A
period 2004-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2006-03-23
CIK 1030475

As filed with the Securities and Exchange Commission on March 23, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________
FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited (Translation of Registrant’s Name Into English)	The People’s Republic of China (Jurisdiction of Incorporation or Organization)

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
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☐  No☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes☐  No☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐     Accelerated Filer ☑     Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐  No ☑

Explanatory Note

This Amendment No.1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 24, 2005 (the “Original Form 20-F”), is filed solely for the purpose of (1) amending the footnote (4) and the description of Exhibit 4.9 in the Exhibit Index in the Original Form 20-F, (2) revising the legend on the first page of each of the Exhibit 4.9 and Exhibit 4.10, and (3) adding the relevant letter agreements and amendment agreement to Exhibit 4.9. We hereby replace the Exhibit Index, Exhibit 4.9 and Exhibit 4.10 of the Original Form 20-F with the amended Exhibit Index, Exhibit 4.9 and Exhibit 4.10 included in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Form 20-F. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F.

Exhibit Index

Exhibits	Description
1.1	Articles of Association (English translation). (1)

2.1	Specimen Certificate for the H Shares.(2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(3)

4.1	Office Space Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.8	Employee Housing Lease Agreement between our company and Eastern Air Group Company (together with English translation).(2)

4.9	Aircraft Purchase Agreement dated October 9, 2004 between our company and Airbus SAS and related letter agreements and amendment agreement.(4)

4.10	Amendment No. 9 to the A320 Purchase Agreement dated April 21, 2005 between our company and Airbus SAS.(4)

4.11	Assets Transfer Agreement dated May 12, 2005 between our company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).

8.1	List of subsidiaries.

11.1	Code of Ethics (English translation).(1)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of CFO pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of CFO pursuant to Rule 13a-14(b).

___________________________________________________________

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 28, 2004.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(3)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(4)	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the Securities and Exchange Commission separately with a confidential treatment request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2004 on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED
By:	/s/ Li Fenghua
	Name:	Li Fenghua
	Title:	Chairman of the Board of Directors

Date: March 23, 2006