Form 20-F
period 2005-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2006-07-07
CIK 1030475

As filed with Securities and Exchange Commission on July 7, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited	The People’s Republic of China
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People’s Republic of China
(8621) 6268-6268
(Address and Telephone Number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

American Depositary Shares	The New York Stock Exchange
Ordinary H Shares, par value RMB1.00 per share	The New York Stock Exchange*

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
     As of December 31, 2005, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.
     Indicate by check mark if the registrant is a well-known seasoned issuers, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

China Eastern Airlines Corporation Limited

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES
     In this annual report, unless otherwise specified, the term “dollars”, “U.S. dollars” or ‘US$” refers to United States dollars, the legal tender currency of the United States of America, or the United States or the U.S.; the term “Renminbi” or “RMB” refers to Renminbi, the legal tender currency of The People’s Republic of China, or China or the PRC; and the term “Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the legal tender currency of the Hong Kong Special Administrative Region of China, or Hong Kong.
     In this annual report, the term “we”, “us”, “our”, “our company” or “China Eastern” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and, unless the context otherwise requires, its subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this annual report. The term “CEA Holding” refers our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.
     For purpose of this annual report, references to The People’s Republic of China, China and the PRC do not include Hong Kong, the Macau Special Administrative Region of China, or Macau, or Taiwan.
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
     The words “anticipate”, “plan”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to our company or its management, are intended to identify some of these forward-looking statements. These forward-looking statements reflect our current view with respect to future events. Actual events or results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:
•	any changes in regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of the aviation fuel;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements
ATK (available tonne kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements
revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors
overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements
passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

tonne	a metric ton, equivalent to 2,204.6 lbs

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data
     The selected financial data of the consolidated statements of operations for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the selected financial data of the balance sheets as of December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards, or IFRS, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheets as of December 31, 2004 and 2005 and the related footnotes are included in this annual report. PricewaterhouseCoopers’ reports in respect of the consolidated statements of operations for the years ended December 31, 2001 and 2002 and the consolidated balance sheets as of December 31, 2001, 2002 and 2003 and the related footnotes are not included in this annual report.
     As required under IFRS, the acquisition accounting method was applied to account for our acquisitions of certain assets and liabilities relating to the aviation businesses of CEA Northwest (as defined below) and CEA Yunnan (as defined below) in 2005, as described in “Item 4. Information on the Company — The History and Development of the Company”, such that as, of June 30, 2005, only the acquired assets and liabilities were included in the consolidated financial statements. The results of the acquired operations and their related cash flows were included in the consolidated financial statements of the Company beginning July 1, 2005. In contrast, under the generally accepted accounting principles in the United States, or U.S. GAAP, such transactions are considered to be “combination of entities under common control” since we and the aviation businesses of CEA Northwest and CEA Yunnan were under the common control of CEA Holding. Such transactions were accounted for in a manner similar to “pooling-of-interests”, retroactively restating all years presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired aviation businesses would be accounted for at historical cost and the related results of operations would be included in the consolidated financial statements from the earliest year presented. For a summary of significant differences between IFRS and U.S. GAAP as they relate to us and the effects of such differences on net profit (loss) attributable to equity holders and net assets for all years presented, see Note 43 to our audited consolidated financial statements included in this annual report. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of CEA Northwest’s and CEA Yunnan’s aviation businesses under common control for the relevant periods are set forth in Note 44 to our audited consolidated financial statements included in this annual report.
     We omitted the selected U.S. GAAP selected financial data as of, and for the year ended December 31, 2001 because no reliable financial information as of, and for the year ended December 31, 2001 with respect to the acquired aviation businesses of CEA Yunnan and CEA Northwest can be produced without unreasonable expenses or efforts.

     The following information should be read in conjunction with, and is qualified in its entirety by our audited consolidated financial statements included in this annual report.

	Year Ended December 31,
	(Restated except for the year ended December 31, 2005)
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except per share or per ADS data)
Income Statement Data:
IFRS:(1)(2)
Revenues	12,301	13,332	14,470	21,386	27,454	3,402
Other operating income	55	63	50	85	245	30
Operating expenses	(11,341)	(12,350)	(14,454)	(20,239)	(27,685)	(3,431)
Operating profit	1,015	1,045	66	1,232	14	2
Finance costs, net	(688)	(777)	(775)	(641)	(578)	(72)
Profit (loss) before income tax	330	235	(741)	586	(577)	(72)
Profit (loss) for the year attributable to equity holders of the Company	557	64	(1,097)	321	(467)	(58)
Basic and fully diluted earnings (loss) per share(3)	0.11	0.01	(0.23)	0.07	(0.10)	(0.01)
Basic and fully diluted earnings (loss) per ADS	11.50	1.31	(22.54)	6.59	(9.60)	(1.19)
U.S. GAAP:(4)
Profit (loss) attributable to equity holders	—	(365)	(1,391)	459	(1,383)	(171)
Basic and fully diluted earnings (loss) per share(3)	—	(0.08)	(0.29)	0.09	(0.28)	(0.04)
Basic and fully diluted earnings (loss) per ADS	—	(7.51)	(28.59)	9.43	(28.42)	(3.52)

	As of December 31,
	(Restated except for data as of December 31, 2005)
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Balance Sheet Data:
IFRS:(5)
Cash and cash equivalents	1,331	1,945	1,583	2,114	1,864	231
Net current liabilities	(3,232)	(7,504)	(9,982)	(12,491)	(25,598)	(3,172)
Non-current assets	25,299	28,147	33,039	36,812	53,305	6,605
Long term borrowing, including current portion	5,301	6,495	11,223	10,736	12,659	1,569
Obligations under finance lease, including current portion	9,871	8,184	7,101	8,662	10,608	1,314
Total share capital and reserves	7,282	7,319	6,175	6,481	6,096	755
U.S. GAAP:(4)
Total assets	—	45,462	50,598	53,487	59,218	7,338
Owner’s equity	—	5,934	4,543	5,028	6,100	750

(1)	Certain incomes and expenses for the years ended December 31, 2001, 2002, 2003 and 2004 have been reclassified under the IFRS. Such reclassifications have no effect on the profit (loss) attributable to equity holders for each of those affected years.

(2)	Certain expenses for the years ended December 31, 2001, 2002, 2003 and 2004 have been restated as a result of the retrospective application of changes to our accounting policy relating to the costs of overhaul of owned and finance leased aircraft and engines. Such adjustments resulted in a 2.8% increase in the profit attributable to equity holders for the year ended December 31, 2001, a 25.6% decrease in the profit attributable to equity holders for the year ended December 31, 2002, a 15.5% increase in the loss attributable to equity holders for the year ended December 31, 2003 and a 37.5% decrease in the profit attributable to equity holders for the year ended December 31, 2004 . See Note 2(a) to our audited consolidated financial statements included in this annual report.

(3)	The calculation of earnings (loss) per share is based on the consolidated profit (loss) attributable to equity holders and 4,866,950,000 shares in issue.

(4)	Selected U.S. GAAP financial data for the years ended December 31, 2002, 2003 and 2004 have been restated to reflect our acquisitions of the assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in 2005. See Note 44 to our audited consolidated financial statements included in this annual report.

(5)	Selected balance sheet data for the years ended December 31, 2001, 2002, 2003 and 2004 have been restated as a result of the retrospective application of changes to our accounting policy relating to the costs of overhaul of owned and finance leased aircraft and engines. See Note 2(a) to our audited consolidated financial statements included in this annual report.
Exchange Rate Information
     This annual report contains translations of certain amounts into U.S. dollars solely for your convenience. Except where otherwise specified, translations of amounts from Renminbi to U.S. dollars have been made at the noon buying rate, or the Noon Buying Rate, in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of US$1.00 = RMB8.0702. You should not construe the translations as representations that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.
     The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB7.9943 = US$1.00, on June 30, 2006. The following tables set forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Average(1) Noon Buying Rate(2) (RMB per US$)	Noon Buying Rate (RMB per US$)
Period		Period	High	Low
2005	8.1826	January 2006	8.0596	8.0702
2004	8.2768	February 2006	8.0616	8.0415
2003	8.2771	March 2006	8.0505	8.0167
2002	8.2772	April 2006	8.0248	8.0040
2001	8.2772	May 2006	8.0300	8.0005
		June 2006	8.0225	7.9943

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

(2)	Noon Buying Rate in New York City for cable transfers payable in foreign currencies as certified for customs purpose by the Federal Reserve Bank of New York.
Selected Operating Data
     The following table sets forth certain operating data of our company for the five years ended December 31, 2005, which have been derived from financial information prepared in accordance with IFRS and other data provided by us and are not audited. All references in this annual report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Selected Airline Operating Data:
Capacity:
ATK (millions)	4,188.2	4,366.6	4,774.5	7,071.2	8,751.5
ASK (millions)	25,813.5	27,962.5	29,780.0	41,599.1	52,427.9
AFTK (millions)	1,865.0	1,850.0	2,094.3	3,327.3	4,033.0
Traffic:
Revenue passenger-kilometers (millions)	15,911.4	18,206.4	18,002.7	27,580.8	36,380.6
Revenue tonne-kilometers (millions)	2,373.2	2,652.2	2,907.7	4,340.7	5,395.2
Revenue passenger tonne-kilometers (millions)	1,423.4	1,629.2	1,611.1	2,466.0	3,273.7
Revenue freight tonne-kilometers (millions)	949.8	1,023.0	1,296.6	1,874.7	2,151.5
Kilometers flown (millions)	147.2	158.8	176.5	242.8	287.7
Hours flown (thousands)	220.4	234.6	259.4	360.4	467.8
Number of passengers carried (thousands)	10,371.4	11,533.1	12,040.2	17,711.0	24,290.5
Weight of cargo carried (millions of kilograms)	302.0	344.7	459.8	663.6	775.5

	Year Ended December 31,
	2001	2002	2003	2004	2005
Average distance flown (kilometers per passenger)	1,534.2	1,578.6	1,495.2	1,557.3	1,497.7
Load Factor:
Overall load factor (%)	56.7	60.7	60.9	61.4	61.7
Passenger load factor (%)	61.6	65.1	60.5	66.3	69.4
Break-even load factor (based on ATK) (%)	54.7	59.9	63.6	62.2	66.0
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/passenger-kilometers)	0.60	0.55	0.57	0.56	0.57
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.20	2.39	2.46	2.36	2.31
Average yield (passenger and cargo revenue/ tonne-kilometers)	4.92	4.71	4.62	4.60	4.79
Unit cost (operating expenses/ATK)	2.69	2.87	2.94	2.86	3.16
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     An investment in our company involves a number of risks, some of which may be special or significantly different from risks that are normally associated with an investment in a U.S. company. You should carefully consider the following information about the risks in investing in our company, along with the other information presented in this annual report.
     Fuel supply and costs
     The availability and costs of the aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of economies in China and India, the levels of inventory carried by industries, the amounts of reserves built by governments, disruptions to production and refining facilities and weather. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its sensitivity to fuel prices. Our financial performance may be especially susceptible to recent trends of escalating fuel prices worldwide. Between May 31, 2005 and May 31, 2006, the official domestic fuel price in China increased by 19.9%. This increase is consistent with other incidents of rising fuel prices that we have seen during the past few years, and there can be no assurance that fuel prices will remain constant or decline in the future.
     Fuel costs constitute a significant portion of our operating costs and, in 2005, accounted for approximately 32.1% of our operating expenses. Between 2004 and 2005, our expenses for fuel rose by 63.7%, partially as a result of increased weighted average domestic adn international fuel prices, and partially as a result of the expansion of our fleet. Between 2004 and 2005, the weighted average domestic and international fuel prices that we paid increased by approximately 24.5% and 39.8%, respectively. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel price may materially and adversely affect our financial condition and results of operations. From time to time, we may hedge some of our future fuel purchases to protect against potential spikes in price. However, these hedging strategies may not always be effective and can result in losses depending on price changes.
     Competition
     We face intense competition in each of the domestic, Hong Kong regional and international markets that we serve. In our domestic markets, we compete against smaller domestic airline companies that operate with costs that are lower than ours. We also increasingly face competition from entrants to our domestic markets, as new investments into China’s civil aviation industry are made following the CAAC’s relaxation of certain private-sector investment rules in July 2005. See the section headed “Item 4. Information on the Company — Business Overview — Competition” for more details. In our Hong Kong regional and international markets, we compete against international airline companies that have significantly longer operating history, greater name recognition, more resources or larger sales networks than our company, or participate in reservation systems that are more convenient that ours. The public’s perception of the safety records of Chinese airlines also materially and adversely affects our ability to compete against our international competitors. In response to competition, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may be required to do the same in the future. Increased competition and pricing pressures from compeition may have a material adverse effect on our financial condition and results of operations.
     Government regulation
     The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:
•	route allocation;

•	pricing of domestic airfare;

•	the administration of air traffic control systems and certain airports; and

•	aircraft registration and aircraft airworthiness certification.
     As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.
     Government ownership and control of our company
     Most of the major airline companies in China are currently majority owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds approximately 61.64% of our company’s equity interests on behalf of the Chinese government. As a result, CEA Holding will be able to elect our entire board of directors and otherwise be able to control us. CEA Holding will also have sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the Chinese government as the ultimate controlling person of our company and most of other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment for all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our company.
     Insurance coverage and cost
     As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. Also, Our company has further extended our insurance coverage purchased prior to the September 11 events to November 30, 2006. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.
     Direct air link between China’s mainland and Taiwan
     Currently, our operations on the Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons in 2005 and 2006, from late-January to mid-February, airlines from both mainland China and Taiwan (including our company) operated 48 and 72, respectively, non-stop direct chartered flights between selected cities of mainland China and Taiwan. Although regular direct flights between Taiwan and mainland China are still not permitted, our Hong Kong regional routes may be materially and adversely affected if such regular direct flights are permitted in the future. We cannot assure you that we will obtain sufficient Taiwan-mainland China routes, or that the yields on these routes will be adequate, to offset any material adverse effect on our revenues derived from our Hong Kong regional routes.
     Chinese aviation infrastructure limitations and safety
     The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. Our ability to provide safe air transportation depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at Chinese airports. If any of these is not available or is inadequate, our ability to provide safe air transportation will be compromised and our financial condition and results of operations may be materially and adversely affected.
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
     Liquidity
     We have substantial debts, and will continue to have substantial debts in the future. In addition, we have recently entered into contractual commitments to acquire a number of new aircraft for delivery over the next few years. See the section headed “Item 4. Information on the Company—Description of Property—Fleet”. As of December 31, 2005, our total outstanding debt was RMB52,403 million, and our long-term debt to equity ratio was 3.4. As of the same date, our current liabilities exceeded our current assets by RMB25,598 million. Short-term bank loans outstanding totaled RMB13,711 million as of December 31, 2005.
     We largely rely on cash flow generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements. If our operating cash flow is materially and adversely affected by factors such as increased competition, significant decrease in demand for our services, or significant increase in jet fuel price, our liquidity would be materially and adversely affected. We have arranged financing with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. We have also tried to ensure our liquidity by structuring a substantial portion of our short-term bank loans to be rolled over upon maturity. These efforts, however, may ultimately prove insufficient. Our ability to obtain financing may be affected by our financial position and leverage and our credit rating, as well as by prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.
     Future financing requirements
     We require significant amounts of external financing to meet our capital commitments for adding and upgrading aircraft and flight equipment and for other business expansion needs. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from Bank of China and other Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to continue to obtain bank guarantees in the future. The unavailability of guarantees from Bank of China or other acceptable banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The ability of our company to obtain financing may also be affected by our financial position and leverage and our credit rating as well as by prevailing economic conditions and the cost of financing generally. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or expand our operations may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.
     Related party transactions; conflict of interests
     We have engaged in, from time to time, and may continue to engage in, in the future, a variety of transactions with CEA Holding and its various members, from whom we receive a number of important services, including support for in-flight catering and assistance with importation of aircraft, flight equipment and spare parts. Our transactions with CEA Holding and its members are conducted through a series of arm’s length contracts, which we have entered into with CEA Holding and its members in the ordinary course of business. However, because we are controlled by CEA Holding and CEA Holding may have interests that are different from our interests, we cannot assure you that CEA Holding will not take actions that will serve its interests or the interests of its members over our interests.
     Acquisitions
     We may expand our business through acquisition of airline companies or airline-related businesses. Such acquisitions involve uncertainties and risks, including the following:
•	difficulty with integrating the assets and operations of the acquired airline companies or airline-related businesses, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

•	failure to achieve the anticipated synergies, cost savings or revenue-enhancing opportunities resulting from the acquisition of such airline companies or airline-related businesses;

•	difficulty with exercising control and supervision over the newly acquired operations; and

•	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airline companies or airline-related businesses.
     If we are unable to manage or integrate the newly acquired airlines or airline-related businesses successfully without substantial expense, delay or other operational or financial problems, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.
     Limitation on foreign ownership
     The current CAAC policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold majority equity interest in a Chinese airline company. At present, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents (excluding the qualified foreign institutional investors that are approved to invest in the A-share market of the PRC). As a result, our access to international equity capital markets may be limited. This restriction may also limit the opportunities available to our company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.
     Adverse public health epidemics or pandemics
     Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. Any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, severely restrict the level of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.
     Changes in the economic policies of the Chinese government
     Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, if any, may have a material adverse effect on the overall economic growth of China and investments in the airline industry in China. These developments, in turn, may have material adverse effects on our business operations and may also materially and adversely affect our financial condition and results of operations.
     Convertibility of Renminbi
     A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or

SAFE, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce, or MOC, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.
     Fluctuations in exchange rates
     The value of Renminbi fluctuates and is subject to significant changes in China’s political and economic conditions. Any revaluation of Renminbi may materially and adversely affect the value of dividends, if any, payable on our H shares in foreign currency terms. We use currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2007 and 2010. Since we may not be able to fully hedge against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies may have a material adverse effect on our financial condition and results of operations.
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
     Compliance with requirements under Section 404 of the Sarbanes-Oxley Act of 2002
     Our company will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2006, and will need to evaluate and test our abilities to comply with the statute as well as take such remedial actions that may be necessary to ensure our compliance. We cannot be certain that evaluations, tests and remedial actions will all be timely completed. We also do not know how compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will affect our operations.
     Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may present us with significant challenges. In connection with their audit of our consolidated financial statements as of and for the year ended December 31, 2005, our independent auditors, PricewaterhouseCoopers, identified to our management and audit committee certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weakness in our internal control over financial reporting. See the section headed “Item 15 — Controls and Procedures”. If during the fiscal year ending December 31, 2006, we are unable to effectively implement the measures necessary for our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including any remedial actions that are required to address any internal control weakness already detected by our independent auditors, our independent auditors may not be able to provide us with a written attestation regarding the effectiveness of our internal control over financial reporting, which we will need for the filling of our annual report next year. Even if our management concludes that our internal control over financial reporting is effective, our independent auditors may disagree. In addition, if our independent auditors are not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if our independent auditors interpret the relevant requirements, rules or regulations differently from us, then they may decline to attest to our management’s assessment or may issue an adverse opinion.
     Any of these possible outcomes may result in an adverse reaction in the financial marketplace and/or a loss of investor confidence in the reliability of our consolidated financial statements. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission. We may also be required to incur greater than expected costs to improve our internal control processes. All of these factors could materially and adversely affect the market prices of our shares and ADSs.
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
     Our company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our company and EA Group. According to the restructuring arrangement, by operation of law, our company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2005, our company’s total revenue accounted for approximately 87.8 % of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our company and our significant subsidiaries, all of which were incorporated in China, as of June 30, 2006.
China Eastern Airlines Corporation Limited 99% 63% 95% 86% 70%
Shanghai Eastern Airlines Investment Co., Ltd. China Eastern Airlines Jiangsu Co., Ltd. Shanghai Eastern Flight Training Co., Ltd. Eastern Airlines Hotel Co., Ltd. China Cargo Airlines Co., Ltd. Shanghai Eastern Logistics Co., Ltd.
70%
China Eastern Airlines Wuhan Limited
96%
Shanghai Eastern Maintenance Co., Ltd. China Eastern Fudart Transportation Service Co., Ltd.
60% 51%
     In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H shares, par value RMB1.00 per share, and listed our ordinary H shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H shares, on the New York Stock Exchange. Prior to our initial public offering, all of the issued and outstanding shares of our capital stock, consisting of 3,000,000,000 ordinary domestic shares, par value RMB1.00 per share, were owned by EA Group, which exercises, on behalf of the Chinese government and under the supervision and direction of the CAAC, the shareholder rights in our company. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. Following the A share offering, EA Group continued to own 3,000,000,000 ordinary domestic shares, which represent 90.91% of our total ordinary domestic shares and 61.64% of our issued and outstanding share capital as of December 31, 2005. H shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H shares and A shares are identical in respect of all rights and preferences, except that the listed A shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. In addition, dividends on the A shares are payable in Renminbi.
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
     In May 2002, our company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd., established Shanghai Eastern Airlines Investment Co., Ltd., or SEAI. We hold a 99% equity interest in SEAI. The joint venture serves as one of the investment vehicles of our company for our investments in other industrial projects and provides consulting services. In August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, or CEA Wuhan, in which our company held a 40% equity interest. In March, 2006, we completed our acquisition of a 38% equity interest and a 18% equity interest in CEA Wuhan from Wuhan Municipal State-owned Assets Supervision and Administration Committee and Shanghai Junyao Aviation Investment Company Limited, respectively, for an aggregate consideration of approximately RMB418 million. As a result, our equity interest in CEA Wuhan has increased to 96%. CEA Wuhan serves primarily the market in Hubei Province. We also entered into an agreement with Rockwell Collins International Inc. of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds a 60% equity interest. In order to expand our company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. In 2004, our company contributed additional capital of approximately RMB408 million to Eastern Jiangsu. As a result, our equity interest in Eastern Jiangsu increased from 55% to 63%.
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
     In December 2003, we also entered into a joint venture agreement with CEA Holding to establish China Eastern Air Catering Investment Company Ltd., or CEA Catering. The registered capital of CEA Catering is RMB350 million. Pursuant to the joint venture agreement, CEA Holding and our company made capital contributions of approximately RMB192.5 million and RMB157.5 million, respectively. As a result, CEA Holding and our company hold a 55% and a 45% equity interest in CEA Catering, respectively. CEA Catering is primarily engaged in the business of providing air and ground catering services, food and beverage supplies and other related services. Our board believes that our investment in CEA Catering is beneficial to our company and its shareholders, and expects it to reduce the cost incurred by our company in providing catering services and to enhance our profitability and competitiveness in the domestic aviation industry.
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
     On August 18, 2004, we entered into a joint venture agreement with China Ocean Shipping (Group) Company and China Cargo Airlines Co., Ltd. to establish Shanghai Eastern Logistics Co., Ltd., or Eastern Logistics, a limited liability company established under the laws of the PRC. The registered capital of Eastern Logistics is RMB200 million. Pursuant to the joint venture agreement, our company has made its capital contribution of RMB138.6 million in cash to Eastern Logistica. Our company, directly and indirectly, owns a 70% equity interest in Eastern Logistics. Eastern Logistics is primarily engaged in the provision of cargo logistics services. Eastern Logistics started operation after it obtained its business license from the relevant government authority on August 23, 2004.
     On March 2, 2005, we entered into an agreement with United Technologies Far East Limited, or UTFEL, to establish Hamilton Sundstrand (Shanghai) Aerospace Technology Limited, or HSSATL, a jointly controlled entity which will be principally engaged in the provision of repair and maintenance services for auxiliary power units of aircraft in the PRC. The registered capital of HSSATL is US$8.9 million, which is to be contributed by us and UTFEL in proportion of 51% and 49%, respectively.
     Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger and renamed as China Eastern Air Yunnan Company, or CEA Yunnan, and China Eastern Air Northwest Company, or CEA Northwest, respectively. CEA Northwest is based in Xi’an, Shannxi Province in China with approximately 30 jet aircraft and serves primarily the western region of China. CEA Yunnan is based in Kunming, Yunnan Province in China with approximately 26 jet aircraft and serves primarily the southwestern region of China. The airline operations conducted by CEA Yunnan and CEA Northwest previously competed with our company, in particular, on the Shanghai-Wenzhou route, Shanghai-Harbin route, Shanghai-Qingdao route, Shanghai-Changsha route, Changchun-Kunming route, Changsha-Ningbo route, Changsha-Kunming route and Changsha-Nanjing route.
     In order to further expand our business and enhance our market competitiveness, we acquired from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest pursuant to a conditional assets transfer agreement, or Acquisition Agreement, entered into by our company, CEA Holding, CEA Yunnan and CEA Northwest on May 12, 2005. The assets acquired by our company included aircraft, engines and aviation equipment and facilities, certain employees and operating contracts, and other fixed and current assets (whether owned or leased assets). We also assumed aggregate debts of RMB9,421 million. Following the completion of the acquisitions of these assets and liabilities in June 2005, our company assumed and took over the aviation operations and businesses previously carried out by CEA Yunnan and CEA Northwest in accordance with the Acquisition Agreement. The air routes of CEA Yunnan and CEA Northewest were also injected into our company with such assets and liabilities. The total consideration paid by our company under the Acquisition Agreement was approximately RMB640 million in cash.
     Under the Acquisition Agreement, each of CEA Holding, CEA Northwest and CEA Yunnan has undertaken that at any time after completion of the Acquisition Agreement, it will not, and will procure its respective subsidiaries and associated companies (including members of CEA Holding) not to, carry out, engage in or otherwise become involved or interested in any business which competes or may compete, either directly or indirectly, with our company’s aviation business. The undertaking is not made for any definite period.
     As part of our continuing effort to upgrade our fleet, we disposed old aircraft and added new aircraft to our fleet. Our aircraft dispositions have reduced the average age of our fleet. All of our aircraft are registered with the CAAC. The table below sets forth our significant aircraft dispositions and additions since December 31, 2002 (including the 60 aircraft for which we acquired ownership in or lease as part of our acquisition of the aviation businesses of CEA Yunnan and CEA Northwest in 2005):

	2002	2003	2004	2005	2006
Additions (Finance Leases and Purchases)	4 Boeing 737-700 aircraft	10 Airbus 320 aircraft 3 Airbus 340-600 aircraft	2 Airbus 340-600 aircraft 2 Airbus 321 aircraft 5 Airbus 320 aircraft	2 Airbus 321
aircraft
12 Airbus 320
aircraft
3 Airbus 310-200
aircraft
3 Airbus 300-600
aircraft
3 ERJ145 aircraft
10 Boeing 737-300
aircraft
4 Boeing 737-700
aircraft
3 Boeing 767-300
aircraft
5 CRJ-200
7 BAE146-300
aircraft
				3 BAE146-100	5 Airbus A330-300 aircraft(1) 2 Airbus A321 aircraft 3 Airbus A319 aircraft 7 Boeing 737-700 aircraft 4 ERJ145 aircraft 1 Boeing 747F aircraft

Additions (Operating Leases and Wet Leases)	2 Airbus 319 aircraft 2 Boeing 737-700 aircraft	5 Boeing 737-700 aircraft	1 Airbus 300F aircraft	16 Airbus A320 aircraft 7 Boeing 737-700 aircraft 3 Boeing 737-800 aircraft 3 Boeing 737-300 aircraft 1 Airbus A300F freighter 2 Boeing 747F freighter	3 Airbus A330-200 aircraft 2 Airbus A330-300 aircraft

Dispositions	2 Airbus 310 aircraft	3 Boeing 737-200 aircraft	0	1 BAE 146-100	2 Boeing 737-300

(1)	It is to be determined if these five Airbus A330-300 aircraft will be acquired by purchase, finance lease or operating lease.
Business Overview
     Our company is one of the three largest air carriers in China in terms of tonne-kilometers and number of passengers carried in 2005, and is the primary air carrier serving Shanghai, China’s eastern gateway. We accounted for approximately 21.7% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines in 2005. We operate primarily from Shanghai’s Hong Qiao International Airport and Pudong International Airport. In 2005, we accounted for 41.0% and 32.5% of all the flight traffic at Hong Qiao International Airport and Pudong International Airport, respectively. In 2005, we accounted for approximately 34.6% of the total passenger traffic volume and 22.1% of the total freight volume on routes to and from Shanghai. We have been consistently ranked as one of the best Chinese airlines in terms of service quality in each of the past six years according to a poll conducted by the China Civil Aviation Association.
     Compared to 2004, our traffic volume increased by approximately 24.3% in 2005. Our passenger traffic volume increase from 27,580.8 million passenger-kilometers in 2004 to 36,380.6 million passenger-kilometers in 2005, or 31.9%. Our cargo and mail traffic volume increase by 14.8% from 1,874.7 million tonne-kilometers in 2004 to 2,151.5 million tone-kilometers in 2005. In 2005, our average on-time performance rate was approximately 82.9%, which was slightly higher than the industry average rate of 80.0% in China.
     Airline Operations and Route Network
     The following table sets forth our traffic revenues by activity for each of the five years ended December 31, 2005:

	2001	2002	2003	2004	2005	2005
	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of RMB)	(millions of US$)
Traffic Revenues
Passengers	9,586	10,038	10,375	15,534	20,853	2,584
Cargo and mail	2,092	2,445	3,187	4,428	4,967	615

Total Traffic Revenues	11,678	12,483	13,562	19,962	25,820	3,199

     Passenger Operations
     The following table sets forth certain passenger operating statistics of our company by geographic region for each of the five years ended December 31, 2005:

	2001	2002	2003	2004	2005
Passenger Traffic (millions of passenger kilometers)	15,911	18,206	18,003	27,581	36,381
Domestic	7,512	8,516	10,302	14,500	20,276
Hong Kong	2,028	2,234	1,934	3,038	3,284
International	6,371	7,457	5,767	10,043	12,819

ASK (millions)	25,814	27,963	29,780	41,599	52,428
Domestic	12,928	13,494	15,909	20,635	27,468
Hong Kong	3,609	3,650	3,692	4,857	5,288
International	9,277	10,819	10,178	16,107	19,672

Passenger Yield (passenger revenues/passenger kilometers, in RMB)	0.60	0.55	0.57	0.56	0.57
Domestic	0.63	0.55	0.54	0.57	0.56
Hong Kong	0.95	0.86	0.84	0.74	0.76
International	0.48	0.46	0.53	0.50	0.54

Passenger Load Factor (%)	61.64	65.11	60.45	66.30	69.39
Domestic	58.10	63.11	64.75	70.27	73.82
Hong Kong	56.20	61.21	52.37	62.55	62.10
International	68.68	68.93	56.66	62.35	65.16
     The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. In 2005, our passenger operations generated revenues of approximately RMB20,853 million (approximately US$2,584 million), or approximately 76.0% of our revenues. We operated approximately 4,860 scheduled flights per week (excluding charter flights), serving a route network that covers 118 cities within China and abroad. In 2005, we operated approximately 380 routes.
     In 2005, we operated approximately 3,749 domestic flights per week on 257 routes. Our domestic routes generated approximately 54.9% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.
     In 2005, we also operated approximately 670 flights per week on 16 routes to and from Hong Kong, originating from Shanghai and 15 other major cities in eastern, northern and western China. Our Hong Kong regional routes accounted for approximately 12.0% of our passenger revenues in 2005.
     In 2005, we operated approximately 441 international flights per week on 107 routes, serving 41 cities in 18 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. In 2005, we successfully introduced three new international routes including Shanghai-Bombay, Shanghai-Moscow and Shanghai-Dhaka to further enhance the function of Shanghai as our passenger hub. In addition, we plan to launched new international routes of Shanghai-Frankfurt and Shanghai-New York in 2006. Revenues derived from our operations on international routes accounted for approximately 33.2% of our passenger revenues. Revenues derived from our operations on our 21 routes to and from Japan accounted for approximately 9.6% of our passenger revenues and approximately 29.0% of our international passenger revenues in 2005.
     Most of our international and Hong Kong regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hong Qiao International Airport and Pudong International Airport. All of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong

International Airport is a newly constructed airport and is relatively further away from the central business district of Shanghai.
     In addition to our core Shanghai-based operations, we currently also have 11 provincial hubs in eastern, northern and western China, each of which primarily serves, and is located in a principal commercial center of, one of the following provinces: Anhui, Jiangsu, Jiangxi, Shandong, Shanxi, Hebei, Zhejiang, Hubei, Shannxi and Yunnan. Jiangsu, Zhejiang and Shandong are among the most economically developed provinces in China. We believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on certain flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub. We are also in the process of developing our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively.
     Cargo and Mail Operations
     The following table sets forth certain cargo and mail operating statistics of our company by geographic region for each of the five years ended December 31, 2005:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Cargo and Mail Tonne-Kilometers (millions)	950	1,023	1,297	1,875	2,152
Domestic	176	206	258	328	410
Hong Kong	48	53	81	124	135
International	726	764	958	1,423	1,607
Weight of Cargo and Mail Carried (millions of kilograms)	302	345	460	664	776
Domestic	146	170	205	262	316
Hong Kong	33	39	57	85	92
International	116	136	198	317	348
Cargo and Mail Yield (cargo and mail revenues/cargo and mail tonne-kilometers, in RMB)	2.20	2.39	2.46	2.36	2.31
     Our cargo and mail business generated revenues of approximately RMB4,967 million (approximately US$615 million) in 2005, representing approximately 19.2% of our traffic revenues for the year.
     We must obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Co., Ltd. also maintains 14 cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes. Revenues derived from our operations on international cargo and mail routes accounted for approximately 80.1% of our total cargo and mail revenues in 2005. Revenues derived from our operations on routes to and from Japan accounted for approximately 12.6% of our international cargo and mail revenues in 2005.
     The development of cargo operations is an important part of our company’s growth strategy. We have six MD-11 freight aircraft for cargo and mail operations, three of which were converted from passenger aircraft after the establishment of China Cargo Airlines Co., Ltd. We also wet-leased two Airbus A300F and two Boeing 747F freighters on a short-term for our cargo operations in 2005.

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
     The CAAC has established regulatory policies intended to promote controlled growth of the Chinese airline industry. We believe those policies would be beneficial to the development of and prospects for the Chinese airline industry as a whole. Nevertheless, those regulatory policies could limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, while our company generally benefits from regulatory policies that are beneficial to the airline industry in China as a whole, the implementation of specific regulatory policies may from time to time materially and adversely affect our business operations.
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

     Domestic Route Rights. Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC’s policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as our company, that have a hub located at each of the active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant’s safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC’s current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level before another carrier is permitted to commence operations on such route.
     Hong Kong Route Rights. Hong Kong routes and the corresponding landing rights were formerly derived from the Sino-British air services agreement. In February 2000, the Chinese central government, acting through the CAAC, and Hong Kong signed the Air Transportation Arrangement between mainland China and Hong Kong. The Air Transportation Arrangement provides for equal opportunity for airlines based in Hong Kong and mainland China. Competition from airlines based in Hong Kong increased after the execution of the Air Transportation Arrangement. The CAAC allocates route and landing rights among the 8 Chinese airlines currently permitted to fly to Hong Kong. The CAAC normally will not allocate an international route or a Hong Kong route to more than one domestic airline unless certain criteria, including minimum load factors on existing flights, are met. There are more than one Chinese airline company on certain of our Hong Kong routes.
     The CAAC and the Economic Development and Labor Bureau of Hong Kong recently announced that they have reached an agreement to further expand the Air Transaction Arrangement. This agreement will increase the routes between Hong Kong and mainland China to expand coverage to most major cities in mainland China. The capacity limits for passenger and/or cargo services on most routes will also be gradually lifted. Starting from the winter in 2007, each side can designate three airline companies to operate passenger and/or cargo flights and another airline company to operate all-cargo flights on the majority of the routes between Hong Kong and mainland China.
     International Route Rights. International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the Chinese central government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Upon entering into an air services agreement, the CAAC seeks applications from the eight Chinese airlines currently approved to fly international passenger routes. The CAAC awards the relevant route to an airline based on various criteria, including:
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
     The CAAC and the National Development and Reform Commission will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. We expect that, as reforms continue in 2006, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.
     Under the PRC Civil Aviation Law, maximum airfare on Hong Kong and international routes is set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, the airfare is set by the airlines themselves or by the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international airfare. Discount is permitted on Hong Kong and international routes. For the airline industry in China as a whole, airfare per kilometer is substantially higher for Hong Kong and international routes than for domestic routes.
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
     Domestic Fuel Supply and Pricing. The Civil Aviation Oil Supply Company, or CAOSC, which is controlled by the CAAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The Chinese government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues guidance price and the retail price at which the CAOSC resells fuel to airline customers will be set within a specified range of such guidance price.
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
     Chinese Airport Policy. Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC handed over 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China’s civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfare for domestic routes and 2% of international airfare for international routes. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. We were officially notified by the CAAC that effective from January 1, 2004, the CAAC no longer charges such levy. However, we cannot be sure that the CAAC will not charge other similar levies in the future.
     Limitation on Foreign Ownership. The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares. Currently, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents (excluding the qualified foreign institutional investors that are approved to invest in the A-share market of the PRC).
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
     There are currently approximately 14 Chinese passenger airlines operating in China, and our company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. In July 2005, the CAAC introduced new rules to further open the civil aviation industry to domestic investors, including private-sector investors, which may result in the establishment of more new Chinese airlines and create more competition. Our company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 100 routes and has a fleet of at least 60 jet aircraft. As of December 31, 2005, our company, Air China and China Southern accounted for approximately 72.2% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines.
     Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which provide transportation services on some of our routes as well, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our company also competes against virtually all of the major domestic airlines on these routes. The number of airlines operating flights to and from Shanghai has increased significantly in recent years. We also face domestic competition from Shanghai Airlines, an airline based in Shanghai which is smaller than our company. Competition between Shanghai Airlines and us has increased as Shanghai Airlines expands its long-haul capacity and operates routes to more cities served by our company.
     Hong Kong. Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragon Air. We currently operate approximately 670 flights per week on routes between 16 Chinese cities and Hong Kong. Dragon Air competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways Limited, or Cathay, obtained the licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay commenced its services on the routes of Hong Kong-Beijing, Hong Kong-Shanghai and Hong Kong-Xiamen in December 2003, January 2005 and February 2005, respectively. With Cathay commencing its operations on the Hong Kong-Shanghai route, we face more intensified competition on our Hong Kong-Shanghai route. In addition to the frequency and convenience of our flights and the number of routes offered, our company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the Chinese central government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragon Air has increased the frequency of its flights on several of our Hong Kong routes and intensified the competition.
     On June 8, 2006, Cathay, which owns approximately 17.79% of Dragon Air, offered to acquire from all other shareholders of Dragon Air their ownership interests in Dragon Air with a view to converting Dragon Air into a wholly-owned operating subsidiary of Cathay. In connection with this proposed acquisition, Cathay has agreed to increase its shareholding in Air China to 20% and Air China has agreed to acquired approximately 10% equity interest in Cathay. Cathay and Air China also entered into an agreement to enhance cooperation between them in a number of operational area, including operating all the passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost pooling arrangements. Cathay’s proposed acquisition of Dragon Air and enhanced cooperation with Air China may further intensify the competition on the routes between Hong Kong and mainland China and imposed a greater competition pressure on the other airline companies operating on these routes.
     At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the Chinese government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons in 2005 and 2006, from late-January to mid-February, airlines from both mainland China and Taiwan (including our company) operated 48 and 72, respectively, non-stop direct chartered flights between selected cities of mainland China and Taiwan. Although regular direct flights between Taiwan and mainland China are still not permitted, our results of operation on Hong Kong routes could be materially and adversely affected if direct flights between Taiwan and mainland China are permitted in the future. We cannot assure you that our company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operation on our Hong Kong routes. Our company also faces competition from Dragon Air in our Hong Kong cargo operations.
     In 1995, China National Aviation Corporation, or CNAC, which is controlled by Air China, acquired an interest in Air Macau. Air Macau started to operate routes in 1996 between Macau and mainland China, including routes to cities in mainland China such as Beijing, Shanghai, Xiamen and Wuhan. Air Macau also operates routes between Macau and Taiwan, including flights which allow passengers to travel between mainland China and Taiwan through Macau without changing planes in Macau. Air Macau’s routes provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China. The airfare on some of Air Macau’s routes is significantly lower than airfare on our company’s comparable routes.
     International. We compete with Air China, China Southern, United Airlines and many other well-established foreign carriers on our international routes. Most of our international competitors are very well known international carriers and are substantially larger and have substantially greater financial resources than us. Many of our international competitors also have significantly longer operating history and greater name recognition than our company. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and participate in reservation systems that are more convenient than those of ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than those of ours and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. For instance, we compete with All Nippon Airways and Japan Airlines System in cargo operations on our Japan routes. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country are allowed to serve the China-U.S. market over the next few years. It is expected that there will be a significant increase in China-U.S. air services over the next few years due to this agreement, which would further intensify competition in this market.
     Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with Air China, All Nippon Airways, Japan Airlines System and Northwest Airlines, Inc. on our passenger routes to Japan. Our primary competition on our flights to southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, Air China and China Southern. On our European routes, our competitors include Air China, the Air France-KLM Group, and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. In September 1997, Shanghai Airlines was awarded limited international route rights by the CAAC. Our company competes in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.
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
     Maintenance Capability. We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform D1 checks on our Boeing 737 aircraft and C check on MD-82, Airbus A320, A340-300 and A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hong Qiao International Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our company currently employs approximately 4,480 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel participated in the manufacturer training and support programs sponsored by Airbus Industries G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China.
     In July 1996, we established a joint venture with Allied Signal Inc. in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. In 1997, our company entered into an agreement with Singapore Aviation Services Company, or SASCO, for the provision of additional maintenance services by SASCO to our company. In October 1997, we completed the construction of a maintenance hangar at Hong Qiao International Airport which has the capacity to house two widebody aircraft. In September 2002, our company and Rockwell Collins International Inc. of the United States entered into a joint venture agreement to establish Collins Aviation Maintenance Service Shanghai Limited, a joint venture that is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our company and Rockwell Collins International Inc. hold 35% and 65% of the equity interests in the joint venture, respectively. Moreover, in November 2002, our company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our company. STAC, a joint venture company that was established in 2004 between our company and Singapore Technologies Aerospace Ltd, also provides us with aircraft maintenance, repair and overhaul services.

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
     All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. Our company maintains an MD-82 flight simulator at our training facility located at the Pudong district in Shanghai, which is used for both initial and recurrent training of all of our MD-82 aircraft pilots. We also use other flight simulators (including A300-600R flight simulator, A320 flight simulator and A340 flight simulator) for training of our pilots for the corresponding types of aircraft. At present, we send all other jet passenger aircraft pilots to the training center of the CAAC or abroad for flight simulator training.
     Fuel Supplies
     Fuel costs represented approximately 32.1% of our operating expenses in 2005. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.
     In 2005, our fuel expenses increased 63.7% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, in 2005, the weighted average domestic and international fuel prices paid by our company increased by approximately 24.5% and 39.8%, respectively.
     Ground Facilities and Services
     The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hong Qiao International Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Xiangtang Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo, Tianhe Airport in Wuhan, Wujiaba Airport in Kunming and Xianyang Airport in Xi’an. We own hangars, aircraft parking and other airport service facilities at Hong Qiao International Airport and Pudong International Airport and lease from CEA Holding certain buildings at Hong Qiao International Airport where our principal executive offices are located.
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
     We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on frequency of flights between major business centers, convenient transit services and extensive sales network. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. Under our continual effort to carry out the “Eastern Miles” program, the number of frequent flyers surpassed 5.2 million in 2005, with a flight-taking rate of 7.4%, bringing the influence of our products into full play. The special services hotline “95108” call-centre was established and came into operation in 2004.
     In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides to our customers benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai–Hong Kong and Shanghai–Beijing routes and our “China Shuttle”

transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedite transit services at Hong Qiao International Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Shenzhen, Chongqing, Chengdu and Harbin under internal code sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Lugguages” service in 23 cities including Shantou and Xiamen. All these efforts improved our transit services quality and, as a result, the number of passengers who used our transit services exceeded 300,000 and 850,000 persons/time in 2004 and 2005, respectively. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we will devote efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.
     We have entered into code-sharing arrangements with American Airlines, Japan Airlines System, Korean Airlines, Asiana Airlines, Qantas Airways, Air France, Thai Airways and Air Europa. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.
     Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.
     In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through approximately 4,000 sales agents and travel agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hong Qiao International Airport, Pudong International Airport, in downtown Shanghai and at our provincial hubs in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei, Hubei, Yunnan and Shannxi provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted by the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas representative offices in Chicago, Los Angeles, Seattle, Madrid, Paris, Sydney, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okayama, Singapore, Bangkok, Seoul, Dehli and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. The establishment of our Hong Kong operation division in 2005 will also facilitate our marketing and sales in Hong Kong. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.
     All of our direct passenger ticket sales are recorded on our computer systems. All Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of approximately 13 domestic airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, and INFINI and AXESS of Japan, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

     Cargo Operations. We maintain a network of cargo sales agents domestically and internationally. We established domestic cargo sales offices in Dalian, Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in Hong Kong, Los Angeles, Paris and our other overseas flight destinations. In 2005, we established our northern China, southern China, southeastern China and overseas sales management centers to improve coordination among our sales offices. We are also improving our cargo sales on passenger flights through full utilization of our existing passenger sales network.
     Ancillary Airline Activities
     In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold.
     Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hong Qiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hong Qiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2005, we generated revenues of approximately RMB993 million (approximately US$123 million) from our airport ground services and ticket handling services.
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
     Insurance
     The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, and China Pacific Property Insurance Company Ltd, on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain amount of deductibles. The premium payable in connection with these insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 (approximately US$49,565) per passenger in March 2006, for which our company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights (approximately US$149,809 as of June 5, 2006) and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Insurance coverage and cost” for more information on our company’s insurance coverage.

Description of Property
     Fleet
     In 2005, as part of our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan, we acquired or assumed the ownership of or the leases for 60 additional aircraft, 50 of which we continued to operate as of December 31, 2005. We also added 27 aircraft to our fleet through other transactions, including the purchase of two Airbus A321 aircraft and three ERJ145 aircraft, the finance lease of five Airbus A320 aircraft, the operating lease of four Airbus A320 aircraft, seven B737-700 aircraft and three B737-800 aircraft, and the wet lease of one Airbus A300F freighter and two B747F freighters. Moreover, in 2005, we entered into agreements to purchase five A319 aircraft (with engines), five ERJ145 aircraft, 15 A320 series aircraft, two Boeing 747-400 freight aircraft, four Boeing 737 aircraft and 15 Boeing 787 aircraft, respectively. In 2006, we also contracted to purchase 16 Boeing 737 NG series aircraft (with engines) and 30 Airbus A320 series aircraft (with engines).
     As of May 31, 2006, we had a fleet of 195 aircraft, including 177 jet passenger aircraft that have more than 100 seats and 9 jet freighters. The following table sets forth the details of our fleet as of May 31, 2006:

			Number of
		Number of	Aircraft under	Number of	Average
	Total Number	Aircraft	Operating	Aircraft under	Number of	Average age
	of Aircraft	Owned	Lease	Finance Lease	Seats	(in years)(1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	3	2	—	322	2.4
A340-300	5	5	—	—	289	9.6
A330-300	2	—	—	2	300	0.3
A330-200	3	—	—	3	264	0.3
A310-200	3	—	—	3	220	20.7
A300-600	13	4	6	3	269	12.6
B767-300	3	—	—	3	263	9.6
Narrow-body:
MD-90	9	2	7	0	157	7.9
A321	4	4	—	—	185	1.2
A320-200	63	16	24	23	158	4.5
A319	12	—	2	10	122	4.1
Boeing 737-800	7	—	—	7	158	2.3
Boeing 737-700	25	8	2	15	142	3.0
Boeing 737-300	23	4	11	8	138	10.1
ERJ 145	4	4	—	—	50	0.5
CRJ-200	5	5	—	—	50	4.2

Total Passenger Aircraft:	186	55	54	77	—	—

Cargo Aircraft:
MD-11F	6	6	—	—	—	13.5
A300-B4	2	—	2	—	—	—
B747-300	1	—	1	—	—	—

Total Fleet	195	61	57	77	—	—

(1)	The average aircraft age is weighted by the number of available seats.
     In 2005, our average daily aircraft utilization rate decreased by 0.3 hours to 9.4 hours per day, primarily due to a decrease in the aircraft daily utilization rate of certain older aircraft. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2005.

	2003	2004	2005
	(in hours)
Wide-body:
A340-600	9.9	12.6	13.8
A340-300	11.9	13.8	12.8
A300-600	6.3	8.8	8.9
A310-200	—	—	7.2
B767-300	—	—	9.2

Narrow-body:
MD-90	6.9	8.5	8.0
MD-82	5.4	7.8	6.2
A321	—	6.4	8.3
A320	7.8	9.4	9.2
A319	8.4	9.5	9.5
Boeing 737-800	—	—	9.9
Boeing 737-700	9.0	9.9	9.9
Boeing 737-300	8.6	10.0	9.0
ERJ145	—	—	7.7
CRJ-200	—	—	5.1
     Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and A340-600 aircraft are primarily used for our routes to the United States, Europe, Hong Kong, Japan and other international destinations, including Bangkok, Seoul, Singapore and Sydney, and on major domestic routes to cities such as Beijing and Guangzhou. Our Airbus A330 aircraft are primarily used for the routes of Beijing-Shanghai and Shanghai-Hong Kong and Singapore, Japan and Korea routes . Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. MD-82 aircraft are primarily used for shorter distance domestic routes on which it is not possible to achieve high load factors with wide-body aircraft and on routes connecting to certain domestic airports which cannot accommodate the landing of wide-body aircraft. Our ERJ145 and CRJ-200 aircraft are mainly used on our regional short-distance routes.
     Our MD-11F, A300F and B747F aircraft are used for our cargo operations and carry cargo to Japan, Europe and the United States. Our general aviation services customers include provincial authorities in charge of agriculture, forestry and geology.
     Future Fleet Development. Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the National Development and Reform Commission. The following table summarizes our currently anticipated jet aircraft deliveries from 2006 to 2007 as of December 31, 2005:

	2006	2007	Total
Aircraft
A330-300	7	5	12
A330-200	3	1	4
A321	2	4	6
A320	0	2	2
A319	3	2	5
B737NG	0	2	2
B737-700	7	0	7
ERJ145	4	3	7
B747F	1	1	2
Total	27	20	47

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
     Operating Facilities.
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
     Our operations in the 11 provincial hubs in Jiangsu, Shandong, Shanxi, Hebei, Anhui, Jiangxi, Zhejiang, Hubei, Yunnan and Shannxi are located in the airports in Nanjing, Qingdao, Jinan, Taiyuan, Shijiazhuang, Hefei, Nanchang, Ningbo, Wuhan, Kunming and Xi’an, respectively. In Nanjing, we lease all the buildings and facilities our company occupies from the airport authority. In Qingdao, Hefei and Nanchang, we have the right to use such buildings and facilities constructed and maintained by our company. However, the right to use such buildings and facilities cannot be transferred or leased to third parties. In Taiyuan and Shijiazhuang, we own our maintenance facilities and lease office building from CEA Holding and other facilities from the local airport authorities. In Kunming and Xi’an, we leased from CEA Holding operating facilities including office buildings, warehouses and workshops.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects.
     You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP as they relate to us, see Note 43 to our audited consolidated financial statements included in this annual report. The condensed consolidated financial statements, prepared in accordance with U.S. GAAP, are also presented in this annual report. We acquired from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005. Our consolidated financial statements as of and for the year ended December 31, 2005 reflect the results of operations of those acquired assets and liabilities from the effective date of the acquisition, June 30, 2005. Under U.S. GAAP, the acquisitions would have been accounted for as combination of entities under common control since our company and the aviation businesses of CEA Northwest and CEA Yunnan were under the common control of CEA Holding. Under this method, the acquired assets and liabilities would have been accounted for at their historical cost under U.S. GAAP and the consolidated financial statements for all years presented would have been retroactively restated as if the acquired entities had always been part of our company. This method is reflected in the significant differences between IFRS and U.S. GAAP provided in Note 43 to our audited consolidated financial statements included in this annual report. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of CEA Northwest and CEA Yunnan aviation businesses under common control for the relevant periods are also set forth in Note 44 to our audited consolidated financial statements included in this annual report.
Overview
     Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increase by 23.7%, from 7,071.2 million ATKs in 2004 to 8,751.5 ATKs in 2005, and our passenger capacity on an available seat kilometer, or ASK, basis increase by 26.0%, from 41,599.1 million ASKs in 2004 to 52,427.9 million ASKs in 2005. Total traffic on a revenue tonne kilometer, or RTK, basis increase by 24.3%, from 4,340.7 million RTKs in 2004 to 5,395.2 PTKs in 2005.
     In addition to our acquisition from CEA Holding certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005, we increased our equity interest in CEA Wuhan from 40% to 96% through an acquisition of interest held by other shareholders of CEA Wuhan early 2006. See the section headed “Item 4. Information on the Company—History and Development of the

Company” for more details. Those acquisitions have resulted in the expansion of our operation and increase in our traffic revenue. For example, the operation relating to the assets and liabilities we acquired relating to the aviation businesses of CEA Yunnan and CEA Northwest contributed revenues of RMB4,270 million to our company in the second half of 2005 and had a material impact on our overall results of operation for the year ended December 31, 2005. See Note 38 to our audited consolidated financial statements for details. With the integration of those acquired assets or entity to our existing operations, we expect to achieve improvement of our service quality and enhancement of our overall strength and market competitiveness by rationalizing our route network and fleet, centralizing our procurement of aircraft and aircraft components, integrating our maintenance resources as well as streamlining our sales channels.
     As required under IFRS, we applied the acquisition accounting method to account for the acquisitions of certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. Under U.S. GAAP, such transactions are considered “combinations of entities under common control” since our company and the aviation businesses of CEA Northwest and CEA Yunnan were under the common control of CEA Holding. Such transactions are accounted for in a manner similar to “pooling-of-interests”, retroactively restating all years presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the aviation businesses would be accounted for at historical cost and the related results of operations would be included in the consolidated financial statements for the earliest year presented.
     The historical results of operations discussed in this annual report may not be indicative of our future operating performance. Like those of other airlines, our operations substantially depend on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events and other unforeseen events. Our operations will be affected by, among other things, fluctuation of the aviation fuel price, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid. We expect the aviation fuel price to continue to remain high and have a material adverse effect on our profitability. We expect depreciation expenses and operating lease expenses to increase as new aircraft and related flight equipment are acquired. Maintenance expenses may also increase as a result of acquisitions of new aircraft, although we expect to benefit from certain maintenance and fuel cost savings as older aircraft are retired and replaced.
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
     Certain Financial Information by Geographic Region
     The following table sets forth passenger revenues, passenger traffic and passenger yield by geographic region for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
	2003	2004	2005
Passenger Revenues (millions of RMB)(1)
Domestic	5,592	8,284	11,439
Hong Kong	1,667	2,240	2,495
International
Japan	1,002	1,502	2,009
U.S. and Europe	804	1,264	1,412
Other	1,310	2,244	3,498

Total Passenger Revenues	10,375	15,534	20,853

Passenger Traffic (millions of passenger-kilometers)
Domestic	10,302	14,500	20,278
Hong Kong	1,934	3,038	3,284
International	5,767	10,043	12,819

Total Passenger Traffic	18,003	27,581	36,381

Passenger Yield (RMB per passenger-kilometer)
Domestic	0.54	0.57	0.56
Hong Kong	0.84	0.74	0.76
International	0.53	0.50	0.54

Total Passenger Yield	0.57	0.56	0.57

(1)	Certain revenues for the years ended December 31, 2003 and 2004 have been restated due to reclassification.
Operating Results
     Certain incomes and expenses for the years ended December 31, 2003 and 2004 have been reclassified under IFRS. Such reclassifications have no effect on the profit (loss) attributable to equity holders; Certain expenses have been adjusted for the years ended December 31, 2003 and 2004 as a result of the retrospective application of changes to our accounting policy relating to the costs of overhaul of owned and finance leased aircraft and engines. Such adjustments resulted in a 15.5% increase in the loss attributable to equity holders for the year ended December 31, 2003 and a 37.5% decrease in the profit attributable to equity holders for the year ended December 31, 2004. See Note 2(a) to our consolidated financial statements included in this annual report.
2005 Compared to 2004
     Revenues. Our revenues increased 28.4% from RMB21,387 million in 2004 to RMB27,454 million in 2005 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of the assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan and our acquisitions of other aircraft.
     Traffic revenues increased 29.3% from RMB19,962 million in 2004 to RMB25,820 million in 2005, primarily due to a 34.2% increase in our passenger revenues. Compared to 2004, the average aircraft daily utilization rate decreased by 0.3 hours to 9.4 hours in 2005 partially due to a decrease in the aircraft daily utilization rate of certain older aircraft.
     Passenger revenues, which accounted for 80.8% of our total traffic revenues in 2005, increased 34.2% from RMB15,534 million in 2004 to RMB20,853 million in 2005 primarily due to the expansion of our operations.
     Our domestic passenger revenues (excluding Hong Kong passenger revenues), which accounted for 54.8% of our total passenger revenues in 2005, increased 38.1% from RMB8,284 million in 2004 to

RMB11,439 million in 2005. This increase was primarily due to an increase of our domestic passenger traffic following increases in our capacity and in our domestic passenger load factor. Compared to 2004, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 39.9% in 2005. As a result of the completion of our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in the second half of 2005 and our acquisition of other aircraft in 2005, the capacity of our domestic routes increased by 33.1% in 2005. Our domestic passenger load factor increased from 70.3% in 2004 to 73.8% in 2005 primarily due to an increase in market demands. Our domestic passenger yield decreased from RMB0.57 in 2004 to RMB0.56 in 2005 per passenger-kilometer primarily as a result of the escalating pricing competition in the domestic traffic market.
     Hong Kong passenger revenues, which accounted for 12.0% of our total passenger revenues in 2005, increased 11.4% from RMB2,240 million in 2004 to RMB2,495 million in 2005. This increase was primarily due to an increase in our Hong Kong passenger traffic resulting from an increase of our capacity. We increased the passenger capacity on our Hong Kong routes by 8.9% in 2005. An increase in the passenger yield on Hong Kong routes also contributed to the increase of our Hong Kong passenger revenues. Hong Kong passenger traffic (as measured in RPKs) increased by 8.1% in 2005, compared to 2004. Our Hong Kong passenger yield increased from RMB0.74 in 2004 to RMB0.76 in 2005 per passenger-kilometer, reflecting increases in air fares. Our Hong Kong passenger load factor decreased from 62.6% in 2004 to 62.1% in 2005 primarily due to intensified competition.
     International passenger revenues, which accounted for 33.2% of our total passenger revenues in 2005, increased 38.1% from RMB5,010 million in 2004 to RMB6,920 million in 2005. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity and in our international passenger load factor. An increase of our international passenger yield also contributed to the increase of our international passenger revenues. Our International passenger traffic (as measured in RPKs) increased by 27.6% in 2005, compared to 2004. Our international passenger capacity increased by 22.1% in 2005, compared to 2004. Our international passenger load factor increased from 62.4% in 2004 to 65.2% in 2005. Our international passenger yield increased from RMB0.50 in 2004 to RMB0.54 in 2005 per passenger-kilometer, reflecting increases in air fares.
     We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on our passenger aircraft. Revenues from cargo and mail operations, which accounted for 19.2% of our total traffic revenues in 2005, increased 12.2% from RMB4,428 million in 2004 to RMB4,967 million in 2005 primarily due to an increase in our cargo and mail traffic following an increase in our capacity. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased 14.8% from 1,875 million RFTKs in 2004 to 2,152 million RFTKs in 2005. Our cargo and mail capacity (as measure in available freight tonne-kilometers, or AFTKs) increased 21.2% from 3,327 million AFTKs in 2004 to 4,033 million AFTKs in 2005. Cargo yield decreased from RMB2.36 in 2004 to RMB2.31 in 2005 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.
     Our other revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading of aircraft, aircraft cleaning and ground transportation of cargo and passenger luggage for airlines flying to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Our other revenues increased 14.7% from RMB1,424 million in 2004 to RMB1,634 million in 2005 primarily due to the increased revenue from our airport ground services and other services from RMB692 million and RMB95 million, respectively, in 2004 to RMB795 million, and RMB189 million, respectively, in 2005.
     Operating Expenses. Our total operating expenses increased 36.8% from RMB20,239 million in 2004 to RMB27,685 million in 2005 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues increased from 94.6% in 2004 to 100.8% in 2005.
     Aviation fuel expenses increased 63.7% from RMB5,430 million in 2004 to RMB8,889 million in 2005. This increase was primarily a result of rising fuel prices and our business expansion in 2005. In 2005, we consumed a total of 1,893,700 tonnes of aviation fuel, representing an increase of 30.2% compared to 2004. Compared to 2004, the weighted average domestic and international fuel prices paid by our company in 2005 increased by approximately 24.5% and 39.8%, respectively. Aviation fuel expense accounted for 32.1% of our total operating expenses in 2005, as compared to 26.8% in 2004.
     Aircraft depreciation and operating lease rentals increased 17.6% from RMB4,467 million in 2004 to RMB5,255 million in 2005 primarily due to an expansion of our fleet size, while partially offset by the termination of certain operating leases between CEA Northwest and us. The number of the aircraft operated by us increased from 103 as of December 31, 2004 to 180 as of December 31, 2005.
     Other depreciation, amortization and operating lease rentals increased 37.1% from RMB496 million in 2004 to RMB680 million in 2005 primarily due to our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan.
     Wages, salaries and benefits increased 26.4% from RMB1,866 million in 2004 to RMB2,359 million in 2005 primarily due to a significant increase in the number of our employees following our acquisition of certain assets and liabilities relating to aviation businesses of CEA Northwest and CEA Yunnan. The total number of our employees increased by 40.8% from 20,817 as of December 31, 2004 to 29,301 as of December 31, 2005.
     Take-off and landing charges, which accounted for 13.4% of our total operating expenses in 2005, increased 23.1% from RMB3,020 million in 2004 to RMB3,719 million in 2005 primarily due to an increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from increased deployment of smaller aircraft. The number of our flights increased from approximately 169 thousand in 2004 to approximately 211 thousand in 2005.
     Aircraft maintenance expenses increased 60.9% from RMB860 million in 2004 to RMB1,384 million in 2005 primarily due to an expansion of our fleet size in 2005.
     Commission expenses increased 25.6% from RMB772 million in 2004 to RMB970 million in 2005 primarily due to an increase in tickets sales by agents.
     Food and beverage expenses increased 28.9% from RMB758 million in 2004 to RMB977 million in 2005. This increase was primarily due to a 37.2% increase in the number of passengers carried from approximately 17.71 million in 2004 to approximately 24.29 million in 2005.
     Office, administrative and other expenses increased 30.1% from RMB1,858 million in 2004 to RMB2,430 million in 2005 primarily due to our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. Particularly, office expenses and other expenses increased from RMB472 million and RMB428 million, respectively, in 2004 to RMB673 million and RMB610 million, respectively, in 2005
     Ticket reservation fees increased 39.0% from RMB210 million in 2004 to RMB292 million in 2005 primarily due to an increase in the number of passengers we carried.

     Civil aviation infrastructure levies payable to the CAAC increased 85.6% from RMB251 million in 2004 to RMB466 million in 2005 primarily due to the expansion of our routes network and an increase in our flights.
     Insurance costs slightly decreased 2.5% from RMB152 million in 2004 to RMB149 million in 2005.
     Ground services and other charges increased 16.3% from RMB99 million in 2004 to RMB116 million in 2005 primarily due to an increase in our flights.
     Other Operating Income. Our other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB85 million in 2004 to RMB245 million in 2005 primarily due to an increase in government subsidies from RMB74 million in 2004 to RMB193 million in 2005, see Note 6 to our audited consolidated financial statements.
     Finance Costs. Our finance costs decreased 8.2% from RMB770 million in 2004 to RMB707 million primarily due to the recognition of a net exchange gain of RMB415 million in 2005, while partially offset by an increase in interest expenses of RMB251 million. In 2004, we received a waiver of amount due to CEA Northwest in a value of RMB133 million under certain aircraft operating leases between CEA Northwest and us.
     Net Loss. As a result of the foregoing operating results, net loss attributable to equity holders was RMB467 million in 2005, as compared to a net profit of RMB321 million in 2004.
     Fixed Assets. Our company had approximately RMB38,348 million of fixed assets as of December 31, 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.
     Valuation of fixed assets is affected by market conditions and global economic factors that are not within our control. The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2005 and are of the opinion that the carrying amount is not materially different from the fair value of such fixed assets.
2004 Compared to 2003
     Revenues. Our revenues increased 47.8 % from RMB14,470 million in 2003 to RMB21,387 million in 2004. This increase was primarily due to an increase of our passenger and cargo revenues, which were net of the applicable PRC business tax.
     Traffic revenues increased 47.2% from RMB13,562 million in 2003 to RMB19,962 million in 2004. Compared to 2003, the average aircraft daily utilization increased by 1.7 hours to 9.7 hours in 2004.
     Passenger revenues, which accounted for 77.8% of our total traffic revenues in 2004, increased 49.7% from RMB10,375 million in 2003 to RMB15,534 million in 2004. This increase was primarily due to the market recovery following the end of severe acute respiratory syndrome (SARS) and the increase of our transportation capacity.
     Our domestic passenger revenues, which accounted for 53.3% of our total passenger revenues, increased 48.1% from RMB5,592 million in 2003 to RMB8,284 million in 2004. This increase was principally a result of the growing market demand following the end of SARS and the expansion of our transportation capacity, including the launch of new routes and increase in the number of flights. Compared to 2003, our domestic passenger traffic increased by 40.8% in 2004, and our domestic passenger load factor increased from 64.8% in 2003 to 70.3% in 2004. As a result of the favorable condition in the domestic passenger market since the end of 2003, we increased capacity on our domestic routes by 29.7% in 2004. Our domestic passenger yield increased from RMB0.54 in 2003 to RMB0.57 in 2004 per passenger-kilometer. This increase was principally a result of the increased pricing level due to strong demand in the domestic transportation.
     Hong Kong passenger revenues, which accounted for 14.4% of our total passenger revenues, increased 34.4% from RMB1,667 million in 2003 to RMB2,240 million in 2004. This increase was primarily due to the market recovery following the end of SARS and the increase in the number of business and leisure travelers. Hong Kong passenger traffic increased by 57.1% in 2004 over that of 2003. In order to meet market demand, we increased the passenger capacity on our Hong Kong routes by 31.6% in 2004. Our Hong Kong passenger load factor increased from 52.4% in 2003 to 62.6% in 2004, and our Hong Kong passenger yield decreased from RMB0.84 in 2003 to RMB0.74 in 2004 per passenger-kilometer. The decrease in passenger yield on Hong Kong routes was primarily due to (1) an increase in the number of leisure travelers, (2) various promotions offered by us and (3) competition from other airlines.
     International passenger revenues, which accounted for 32.3% of our total passenger revenues, increased 60.8% from RMB3,116 million in 2003 to RMB5,010 million in 2004. This increase was mainly due to the market recovery following the end of SARS and the increasing demand as a result of the recovering global economy in 2004. As a result, international passenger traffic increased by 74.1% in 2004 compared to 2003. Our international passenger capacity increased by 58.2% in 2004 compared to 2003. Our international passenger load factor increased from 56.7% in 2003 to 62.4% in 2004. Our international passenger yield decreased from RMB0.53 in 2003 to RMB0.50 in 2004 per passenger-kilometer. This decrease was primarily due to the increase in the number of leisure travelers and competition.
     We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 22.2% of our total transportation revenues in 2004, increased 39.0% from RMB3,187 million in 2003 to RMB4,428 million in 2004. This increase was primarily due to the increasing demand for cargo transportation driven by the continuing rapid growth of China’s economy following its accession to the World Trade Organization, the increase of our transportation capacity as well as the increase of our market share. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased 44.6% from 1,297 million RFTKs in 2003 to 1,875 million RFTKs in 2004. This increase was primarily due to a significant increase in the capacity of our cargo transportation which resulted from the completion of the remodeling of MD-11 passenger aircraft into freighters, launch of new routes as well as an increase in the number of passenger flights which also carry cargo. Cargo yield decreased from RMB2.46 in 2003 to RMB2.36 in 2004 per cargo tonne-kilometer. This decrease was primarily due to intensified competition.
     Other revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. We were the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Other revenues increased 56.8% from RMB908 million in 2003 to RMB1,424 million in 2004, which is higher than the 39.0% growth rate achieved in 2003. This increase was mainly due to the increase in the number of flights following the end of SARS and the enhancement of our capability in carriage, storage and handling of cargo with the establishment of Shanghai Eastern Logistics Co., Ltd.

     Operating Expenses. Our total operating expenses increased 40.0% from RMB14,454 million in 2003 to RMB20,239 million in 2004. This increase was primarily due to increases in aviation fuel expenses, aircraft depreciation and operating lease expenses, take-off and landing charges, food and beverage expenses, salary costs, commission expenses and other expenses. Our total operating expenses as a percentage of our revenues decreased from 99.9% in 2003 to 94.6% in 2004.
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
     Aircraft depreciation and operating lease expenses increased 26.7% from RMB3,525 million in 2003 to RMB4,467 million in 2004. This increase was primarily due to our fleet expansion.
     Other depreciation, amortization and operating lease expenses slightly increased from RMB495 million in 2003 to RMB496 million in 2004.
     The wages, salaries and benefits increased 28.8% from RMB1,449 million in 2003 to RMB1,866 million in 2004. This increase was primarily due to a 26.7% increase in the number of staff resulting from the expansion of our company and our main operations as well as an increase in staff’s average salaries with the introduction of an incentive compensation plan that is linked to profit and various factors. The increase was also partially attributable to the introduction of an incentive plan for our pilots that links allowances to flying hours.
     Take-off and landing charges increased 34.0% from RMB2,254 million in 2003 to RMB3,020 million in 2004, which accounted for 14.9% of our total operating expenses in 2004. This increase was primarily due to the expansion of our business and the increased number of flights.
     Aircraft maintenance expenses were RMB860 million in 2004, compared to RMB817 million in 2003, an increase of 5.3%. This increase was mainly due to the increased aircraft maintenance performed as a result of the increase in the number of our flights in 2004.
     Commission expenses increased 66.0% from RMB465 million in 2003 to RMB772 million in 2004. This increase was primarily due to the increase in the revenues of our domestic and international businesses.
     Food and beverage expenses increased 39.9% from RMB542 million in 2003 to RMB758 million in 2004. This increase was primarily due to a 47.1 % increase in the number of passengers which was partially offset by a 5% decrease of the average cost of food and beverage as a result of our cost-control initiatives.
     Office, administrative and other expenses increased 26% from RMB1,473 million in 2003 to RMB1,858 million in 2004 primarily due to a 122.6% increase in office expenses from RMB212 million in 2003 to RMB472 million in 2004 and a 48.8% increase in pilot and aircrew training expenses from RMB98 million in 2003 to RMB146 million in 2004, while partially offset by a 28.5% decrease in other expenses from RMB550 million in 2003 to RMB428 million in 2004.
     Ticket reservation fees increased 30.3% from RMB161 million in 2003 to RMB210 million in 2004 primarily due to a 47.1% increase in the number of passengers we carried.
     Civil aviation infrastructure levies payable to the CAAC were RMB251 million in 2004, compared to nil in 2003.

     Insurance costs slightly decreased 7.6% from RMB164 million in 2003 to RMB152 million in 2004.
     Ground services and other charges increased 53.6% from RMB65 million in 2003 to RMB99 million in 2004 primarily due to an increase in our flights.
     Other Operating Income. Other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB50 million in 2003 to RMB85 million in 2004 primarily due to a net fair value gain of RMB11 million on currency swaps in 2004, compared to a net fair value loss of RMB8 million in 2003, and an increase in government subsidies from RMB58 million in 2003 to RMB74 million in 2004.
     Non-operating Income. Non-operating income was RMB133 million in 2004, which was due to the rescission of certain related party lease arrangements between CEA Northwest and us.
     Net Profits. As a result of the foregoing, net profit attributable to equity holders was RMB321 million in 2004 compared to a loss of RMB1, 097 million in 2003.
     Fixed Assets. Our company had approximately RMB29,744 million of fixed assets as of December 31, 2004, including aircraft and flight equipment with a value of approximately RMB26,692 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.
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
Impact of Differences between IFRS and U.S. GAAP
     In addition to the above management discussion and analysis of our results of the operation under the IFRS between the years ended December 31, 2004 and 2003 and between the years ended December 31, 2005 and 2004, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with U.S. GAAP, we believe the following major material accounting difference between the IFRS and U.S. GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2004 and 2003 and between the years ended December 31, 2005 and 2004, under U.S. GAAP. See also Note 43 to the consolidated financial statements for a more detailed summary of all significant accounting differences between the IFRS and U.S. GAAP that are relevant to us.
     Under IFRS, the acquisitions of certain assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005 have been accounted for by applying the acquisition accounting method. Accordingly, the results of the acquired operations were incorporated into our operating results only from July 1, 2005. In contrast, under U.S. GAAP, such transactions are considered to be “combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the acquired assets and liabilities would be reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements would be restated to include the acquired assets and liabilities, and their results of operations and cash flows for all years presented.
     Other than the above, there are no major material differences between the IFRS and U.S. GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2004 and 2003 and between the years ended December 31, 2005 and 2004. Taking into account the operating results of the acquired businesses, our revenue under U.S. GAAP increased from RMB19,554 million in 2003 to RMB28,208 million in 2004, representing an increase of 44.3%, and from RMB28,208 million in 2004 to RMB30,895 million in 2005, representing an increase of 9.5%. Our profit (loss) attributable to equity holders under U.S. GAAP increased from RMB1,391 million in loss in 2003 to RMB459 million in profit in 2004, and decreased from RMB459 million in profit in 2004 to RMB1,383 million in loss in 2005.
Liquidity and Capital Resources
     We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2004 and 2005, we had cash and cash equivalents of RMB2,114 million and RMB1,864 million, respectively. In 2004 and 2005, our net cash inflows generated from operating activities were RMB3,266 million and RMB1,952 million, respectively, while our net cash outflows used in investment activities were RMB2,433 million and RMB10,369 million, respectively. In the past two years, our primary cash requirements for investment activities were related to our acquisitions and upgrades of aircraft and flight equipment, debt repayments and our acquisitions of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan.
     In 2004 and 2005, payment of advances on aircraft and flight equipment were RMB2,679 million and RMB9,073 million, respectively, while additions of aircraft and flight equipment were RMB1,997 million and RMB7,751 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB668 million and RMB33 million in 2004 and 2005, respectively. Our net cash inflow generated from financing activities was RMB8,186 million in 2005, primarily from proceeds from bank loans and the issue of short-term debentures.
     Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under such leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after September 1, 1999 are charged to our income statement as incurred.
     We generally operate with a working capital deficit. As of December 31, 2005, our current liabilities exceeded our current assets by RMB25,598 million. In comparison, our current liabilities exceeded our current assets by RMB12,491 million as of December 31, 2004. The increase in our current liabilities in 2005 was primarily due to an increase in borrowings for payment of advances on aircraft and flight equipment. Short-term loans outstanding totaled RMB6,189 million and RMB13,711 million as of December 31, 2004 and 2005, respectively. Long-term bank loans outstanding totaled RMB10,736 million and RMB12,659 million as of December 31, 2004 and 2005, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB2,663 million, RMB5,518 million and RMB1,609 million, respectively, as of December 31, 2005, as compared to RMB2,387 million, RMB3,216 million and RMB1,940 million, respectively, as of December 31, 2004. The total lease obligations outstanding under our finance leases as of December 31, 2004 and 2005 were RMB8,662 million and RMB10,608 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,570 million, RMB3,014 million and RMB2,596 million, respectively, as of December 31, 2005, as compared to RMB1,700 million, RMB3,756 million and RMB2,017 million, respectively, as of December 31, 2004.
     We have, and in the future may continue to have, substantial debts. As of December 31, 2004 and 2005, our long-term debt to equity ratio was 2.6 and 3.4, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with certain Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage and credit ratings, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be materially and adversely affected.
Capital Expenditures
     Our aircraft orders as of December 31, 2005 included commitments to acquire 47 aircraft to be delivered in 2006 and 2007. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB57,332 million, including RMB19,080 million in 2006 and RMB12,704 million in 2007, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2005, the total value of our mortgaged assets increased by 1.1%, from RMB9,737 million as of December 31, 2004 to RMB9,844 million as of December 31, 2005. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2006. We paid an amount of RMB418 million as the consideration for the increase of our equity interest in CEA Wuhan to 96% early 2006. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.
Contractual Obligations and Commercial Commitments
     The following tables set forth our outstanding contractual and commercial commitments as of December 31, 2005.

		Payments Due by Period
Contractual		(RMB millions)
Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	12,659	2,869	3,874	4,307	1,609
Capital Leases	12,176	2,885	4,756	1,601	2,934
Operating Leases	9,452	1,702	3,102	2,629	2,019
Unconditional Purchase Obligations	47,746	9,494	26,227	12,025	—
Other Long-term Obligations	82	30	52	—	—
Pension Liabilities	—	—	—	—	—
Post-retirement Benefit Obligations	1,239	36	86	85	1,032
Deferred Tax Liabilities	601	—	30	21	550
Long-term Portions of Other Payables (1)	155	—	—	—	—
Short-term Bank Loans	13,711	13,711	—	—	—
Interest Obligations	3,538	1,303	1,190	558	487
Under Finance Lease	1,568	457	505	268	338
Under Bank Loans	1,970	846	685	290	149
Fixed Rate	828	442	298	69	19
Variable Rate(2)	1,142	404	387	221	130

Total	101,359	32,030	39,317	21,226	8,631

(1)	Figures of payments due by period are not available.

(2)	For our variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 0.6%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2005. A 1% increase or decrease in the interest rate would increase or decrease the interest obligations by RMB278 million in total with RMB97 million in year 1, RMB95 million in years 2 and 3, RMB55 million in years 4 and 5 and RMB31 million for subsequent years.

	Total Amounts	Amount of Commitment Expiration Per Period
Other Commercial	Committed	(RMB millions)
Commitments	(RMB millions)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of Credit	65,500	25,500	40,000	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—

Total	65,500	25,500	40,000	—	—

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
     Estimated impairment of goodwill — We test annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l) to our audited consolidated financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 18 to our audited consolidated financial statements). In 2005, after reviewing the business environment as well as our objectives and past performance, management concluded that there was no material impairment loss for goodwill.
     Estimated impairment of property, plant and equipment —We have made substantial investments in tangible long-lived assets. We conduct impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
     Determining whether an asset is impaired requires significant judgment, including our estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge, if any.
     Property, plant and equipment — We had approximately RMB38,348 million of fixed assets as of December 31, 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. As discussed in Note 2(j) to our audited consolidated financial statements, property, plant and equipment are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Under U.S. GAAP, our fixed assets are initially recognized at cost less accumulated depreciation and impairment charges, if any. Independent valuations are conducted at least every five years or sooner if considered necessary by our directors. In the intervening years, our directors would review the carrying value of the fixed assets from time to time and make adjustments if the carrying value is materially different from the fair value. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges. We revalued our fixed assets on December 31, 2002 based on a market value basis. Our directors reviewed the carrying value of our company’s fixed assets as of December 31, 2005 and are of the opinion that the carrying amount of the fixed assets is not materially different from the estimated fair value and no impairment or changes in estimates of useful lives are necessary.
     Fair value estimation — The carrying amounts of our current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.
     Revenue recognition — As discussed in Note 2(d), passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluate the balance in sales in advance of carriage and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

     Maintenance and overhaul costs — In respect of aircraft and engines under operating leases, we have the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labor and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.
     In respect of aircraft and engines owned by our company or held under finance leases, costs of overhaul are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.
     Retirement benefits — We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f) to our audited consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of our company. See Note 33 to our audited consolidated financial statements for additional information regarding the retirement benefit plans.
     Deferred taxation — While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.
     Current tax — We make provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our company and based on management’s interpretation of relevant tax rulings. From time to time, there may be disagreements with the tax authorities on the tax treatments of certain items included in the tax computations.
Foreign Currency Transactions
     We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2005, the notional amount of the outstanding interest rate swap agreements was approximately US$661 million, compared to US$437 million as of December 31, 2004. These interest rate swap agreements will expire between 2006 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2005, the notional amount of the outstanding currency forward contracts was approximately US$92 million, compared to US$226 million as of December 31, 2004. This decrease in the notional amount of the outstanding currency forward contracts was primarily due to the cancellation or early termination of certain currency forward contracts in 2005. These currency forward contracts will expire between 2007 and 2010.
     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies (including U.S. dollar, Japanese yen and Euro) following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB415 million in 2005, compared to a net exchange loss of RMB32 million in 2004.
Taxation
     Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we are subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB2,330 million and RMB3,011 million as of December 31, 2004 and 2005, which can be used to set off against future taxable income and will expire between 2006 and 2010.
Inflation
     In recent years, China has not experienced significant inflation. In 2005, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% and 1.8% in 2004 and 2005, respectively. Although neither the inflation nor the deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.
U.S. GAAP Reconciliation
     Our audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Note 43 to our audited consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of profit attributable to equity holders for the years ended December 31, 2003, 2004 and 2005 and owners’ equity as of December 31, 2004 and 2005. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of the aviation businesses of CEA Northwest and CEA Yunnan under common control for the relevant periods are set forth in Note 44 to our audited consolidated financial statements included in this annual report.

New Pronouncements
     IFRS
     Standards, interpretations and amendments to published standards that are not yet effective
     Certain new standards, amendments and interpretations to existing standards, which are relevant to our operations, have been published that are mandatory for our accounting periods beginning on or after January 1, 2006 or later periods, but which we have not early adopted, as follows:
     – IAS 19 (Amendment) introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As we do not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. We will apply this amendment from 1 January 2006.
     – IAS 39 (Amendment) changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. We believe that this amendment should not have a significant impact on the classification of financial instruments, as we should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. We will apply this amendment from January 1, 2006.
     U.S. GAAP
     FAS 123
     In December 2004, the FASB revised Statement No. 123, or FAS 123R. FAS 123R, “Share-Based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123R is effective for fiscal periods beginning after June 15, 2005. Our company is evaluating the transition provisions allowed by FAS 123R. Our company does not expect the adoption of FAS 123R to have a material impact on our company’s financial position or operational results.
     FAS 151
     On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4, or FAS 151. FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. Our company does not expect the adoption of FAS 151 to have a material impact on our company’s financial position or result of operation.
     FAS 153
     On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Option No. 29, FAS 153. FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Our company does not expect the adoption of FAS 153 to have a material impact on our company’s financial position or results of operation.
     SAB 107
     On March 29, 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, “Share-Based Payment”, or SAB 107. This bulletin provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of FAS 123 R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS 123 R, the modification of employee share options prior to adoption of FAS 123 R and disclosures in Management’s Discussion and Analysis subsequent to adoption of FAS 123 R. SAB 107 will be effective when a registrant adopts FAS 123 R. Our company does not expect the adoption of SAB 107 to have a material impact on our company’s financial position or operation results.
     FAS 154
     In May 2005, FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, or FAS 154, which replaces APB Opinions No. 20 “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our company does not expect the adoption of FAS 154 to have a material impact on our’s financial position or operational results.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management
     The following table sets forth certain information concerning our directors, executive officers and supervisors as of June 30, 2006. None of our directors, supervisors or members of our senior management was selected or chosen as a result of our arrangement or understanding with customers, suppliers or others. There is no family relationship between any director, supervisor or executive officer and any other director, supervisor or executive officer of our company.

Name	Age	Shares Owned	Position
Li Fenghua	56	5,000 A shares	Chairman of the Board of Directors

Luo Chaogeng(1)	56	5,000 A shares	Director and President

Cao Jianxiong	47	5,800 A shares	Director

Wan Mingwu	59	5,000 A shares	Director and Vice President

Zhong Xiong	60	2,800 A shares	Director

Luo Zhuping	53	5,800 A shares	Director and Company Secretary

Hu Honggao	52	0	Independent Non-executive Director

Peter Lok	69	0	Independent Non-executive Director

Wu Baiwang	63	0	Independent Non-executive Director

Zhou Ruijin	67	0	Independent Non-executive Director

Xie Rong	54	0	Independent Non-executive Director

Li Wenxin	57	6,000 A shares	Chairman of the Supervisory Committee

Ba Shengji	47	5,800 A shares	Supervisor

Yang Xingen	53	3,800 A shares	Supervisor

Yang Jie	36	3,000 A shares	Supervisor

Liu Jiashun	49	3,000 A shares	Supervisor

Wu Jiuhong	54	3,000 A shares	Vice President

Zhou Liguo	57	3,000 A shares	Vice President

Zhang Jianzhong	51	5,000 A shares	Vice President

Tong Guozhao	47	5,000 A shares	Vice President

Li Yangmin(2)	43	3,000 A shares	Vice President

Luo Weide	50	3,000 A shares	Chief Financial Officer

(1)	Mr. Luo served as a director of our company as of June 30, 2005.

(2)	Mr. Li served as a vice president of our company as of October 28, 2005.
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
     Mr. Luo Chaogeng is currently a director, as well as president and deputy party secretary of our company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1997 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2001, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, President and deputy party secretary of China Airlines Corporation Limited. From 1998 to June 2001, Mr. Luo has been studying the postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.
     Mr. Cao Jianxiong is currently a non-executive director of our company. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of our company. From 1997, he served as vice president and chief financial officer of our company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master’s degree in global economics from Eastern China Normal University’s Department of International Finance. Mr. Cao holds the title of Economist.
     Mr. Wan Mingwu is currently an executive director as well as our company’s party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of our company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.
     Mr. Zhong Xiong is currently a non-executive director of our company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of our company. From May 1995 to April 2002, Mr. Zhong has been vice president of our company, and has become the Chairman of the workers’ union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher’s College and holds the title of Economist.
     Mr. Luo Zhuping is an executive director of our company, the secretary of our board of director and the head of the secretariat of our board of director. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of our board of director and the head of the secretariat of our board of director. He became a director of our company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.
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
     Mr. Tong Guozhao is a vice president of our company. Mr. Tong joined the civil aviation industry in 1980. From January 1980 to May 1992, Mr. Tong had been the deputy pilot, chief pilot and captain respectively of the flight team of Urumqi Civil Aviation Bureau. From May 1992 to April 1997, he had been the captain, sub-team leader, deputy squadron leader and squadron leader of the Shanghai Flight Team of China Eastern Airlines. From April 1997 to May 1998, he was a vice president of the Shanghai Flight Team of our company. From May 1998 to March 2001, he was the president of the Safety Monitoring Department of our company. From March 2001 to January 2004, he was the president of the Anhui branch company of our company. From January 2004 to September 2004, he was the president of the China Cargo Airlines Co., Ltd. and deputy party secretary. From September 2004 to April 2005, he was the president of our company cum president of the Operation Control Centre. Since April 2005, he has been a vice president of our company. Mr. Tong graduated from the Civil Aviation School and Anhui School of Business and Administration. He received a master degree in business administration and holds the title of Second Class Pilot.
     Mr. Li Yangmin is a vice president of our company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop, head of technology office and secretary of the workshop branch of Northwest Company. From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company. From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of CEA Northwest. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of CEA Northwest. Since October 2005, he has been deputy general manager of our company. Mr. Li graduated from China Civil Aviation Academy. He is a qualified senior engineer.
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
B. Compensation
     The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2005 for services performed as directors, supervisors and officers or employees of our company was approximately RMB2,244,000. In addition, directors and supervisors who are also officers or employees of our company receive certain other in-kind benefits which are provided to all of our employees. Our company does not have any bonus or profit sharing plan or any stock option plan.
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

Name	Held Position Since	Expiration of Term
Li Fenghua	June 20, 2003	June 18, 2007

Luo Chaogeng	June 30, 2005	June 18, 2007

Wan Mingwu	June 30, 2001	June 18, 2007

Cao Jianxiong	June 30, 2001	June 18, 2007

Zhong Xiong	June 30, 2001	June 18, 2007

Luo Zhuping	June 18, 2004	June 18, 2007

Hu Honggao	June 30, 2001	June 18, 2007

Peter Lok	June 30, 2001	June 18, 2007

Wu Baiwang	June 30, 2001	June 18, 2007

Zhou Ruijin	June 30, 2001	June 18, 2007

Xie Rong	June 20, 2003	June 18, 2007

Li Wenxin	June 30, 2001	June 18, 2007

Ba Shengji	June 30, 2001	June 18, 2007

Yang Xingen	June 18, 2004	June 18, 2007

Yang Jie	June 30, 2001	June 18, 2007

Liu Jiashun	June 30, 2001	June 18, 2007

Wu Jiuhong	April 4, 2002	June 18, 2007

Zhou Liguo	April 5, 2004	June 18, 2007

Zhang Jianzhong	June 18, 2004	June 18, 2007

Tang Guozhao	April 1, 2005	June 18, 2007

Li Yangmin	October 28, 2005	June 18, 2007

Luo Weide	June 30, 2001	June 18, 2007
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
D. Employees
     Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our company does not have any bonus or profit sharing plan or any stock option plan. See Notes 33 and 34 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2003, 2004 and 2005, respectively:

	As of December 31,
	2003	2004	2005
Pilots	1,516	1,699	2,154

Flight attendants	1,817	2,732	3,752

Maintenance personal	2,696	3,283	4,480

Sales and marketing	2,172	2,546	3,658

Other	8,234	10,557	15,257

Total	16,435	20,817	29,301
E. Share Ownership
     See Item 6.A and Item 6.B above.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
     The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2005 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

		Amount	Percent of	Percent of Total
Title of Class	Identity of Person or Group	Owned	Class	Shares
Domestic Shares	CEA Holding	3,000,000,000	90.91%	61.64%

H Shares	HKSCC Nominees Limited(1)	1,487,931,163	94.96%	30.57%

(1)	As custodian of the Depositary for American Depositary Shares representing H Shares.
     CEA Holding has held 61.64% of our issued and outstanding capital stock since its establishment in October 2002, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of December 31, 2005 and June 30, 2006, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2005 and June 30, 2006, there were, respectively, 39 and 36 registered holders of American depositary receipts evidencing 1,495,400 and 1,542,960 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.
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
B. Related Party Transactions
Relationship with CEA Holding and Associated Companies
     We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 39 to our audited consolidated financial statements.
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
     (B) Acquisition of Assets from CEA Holding
     We have acquired from CEA certain assets and liabilities from CEA Holding relating to the aviation businesses of CEA Northwest and CEA Yunnan. See the section headed “Item 4. Information on the Company—History and Development of the Company”.
     (C) Related Business Transactions
     As our company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Each of these arrangements is non-exclusive, although we do not currently intend to enter into any equivalent contracts with third parties.
     (i) China Eastern Aviation Import and Export Corporation, or CEAIEC, a 55% owned subsidiary of CEA Holding.
     Our company and CEAIEC have entered into an import/export agency agreement, dated May 12, 2005, to supercede our agreement, dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999, subject to renewal. For the year ended December 31, 2005, the amounts paid by us to CEAIEC for the import and export of aircraft-related accessories, machinery and equipment were approximately RMB7,228 million, inclusive of handling charges of 0.1% to 2% above the contract prices paid to CEAIEC which were approximately RMB41 million in total.
     We have certain balances with CEAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 39(b) to our audited consolidated financial statements for more details.
     (ii) Eastern Aviation Advertising Service Co., Ltd., or Eastern Advertising, a 55% owned subsidiary of CEA Holding.
     Our company and Eastern Advertising have entered into an advertising service agreement, dated May 12, 2005, to supercede our agreement, dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005, subject to renewal. For the year ended December 31, 2005, the amounts paid by us to Eastern Advertising for advertising services were approximately RMB9 million.
     (iii) China Eastern Air Catering Investment Co. Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our company.
     On May 12, 2005, our company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our company’s daily airline operations and civil aviation business. For the year ended December 31, 2005, the amounts paid by us to those subsidiaries of CEA Catering for the supply of in-flight meals and other services were approximately RMB232 million.
     (iv) Eastern Air Group Finance Co. Ltd., or Eastern Finance, which is 75% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.
     Our company and Eastern Finance have entered into a financial services agreement, dated May 12, 2005, to supercede our agreement with Eastern Finance, dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005, subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. We had short-term deposits placed with Eastern Finance as of December 31, 2005 amounting to RMB475 million, which paid interest at 0.7% per annum. In addition, our company had short-term loans of RMB214 million from Eastern Finance. During the year ended December 31, 2005, the weighted average interest rate on the loan was 4.5% per annum.
     Pursuant to the financial services agreement, Eastern Finance shall deposit all moneys deposited by our company under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. The Eastern Finance has also undertaken under the financial services agreement that all outstanding loans it provides to CEA Holding and its subsidiaries (other than our company) will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.
     (v) TravelSky Technology Ltd., which is 33% owned by CEA Holding.
     We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the year ended December 31, 2005, we paid ticket reservation service charges to TravelSky of approximately RMB125 million.

     (vi) Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly-owned subsidiary of CEA Holding.
     Our company and SEAEMC have entered into an advertising service agreement, dated May 12, 2005, to supercede our agreement dated, December 31, 1996, regarding the provision of comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in our company’s daily operations for a term of three years commencing from July 1, 2005, subject to renewal. SEAEMC was established in 1996. SEAEMC’s predecessor was Shanghai Civil Aviation Maintenance and Engineering Company. For the year ended December 31, 2005, the amounts paid by us to SEAEMC for the maintenance and related services were approximately RMB1 million. In addition, we also paid RMB9 million and RMB5 million to SEAEMC for the purchase by our company of certain aviation equipment from SEAEMC and the lease of buildings and equipment, respectively, in 2005.
     (vii) Ticket Sales
     On May 12, 2005, our company entered into certain sales agency services agreements with several subsidiaries of CEA Holdings regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005, subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2005, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB81 million.
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
     On May 12, 2005, we entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan for a term of three years, subject to renewal of another three years. Pursuant to this property leasing agreement, we leased from CEA Holding, for our use in daily airlines and other business operations: (i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square meters located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres; and (ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square meters. Under the property leasing agreement, our company shall pay annual rentals in an aggregate amount of approximately RMB55 million to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. During 2005, we have paid a rental of RMB 28 million under this property leasing agreement.
     (D) Aircraft Leases
     During the year ended December 31, 2005, our company received from CEA Wuhan RMB41 million under an aircraft operating lease arrangement relating to two B737-300 aircraft.
     (E) Guarantee by CEA Holding
     As at December 31, 2005, unsecured long-term bank loans of our company with aggregate amount of RMB2,123 million are guaranteed by CEA Holding (see Note 29 to our audited consolidated financial statements.)
C. Interests of Experts & Counsel
     Not applicable.
Item 8. Financial Information.
A. Financial Statements
     You should read “Item 18-Financial Statements” for information regarding our audited consolidated financial statements and other financial information.
B. Legal Proceedings
     We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, family members of certain victims in the air crash of an aircraft of CEA Yunnan that occurred on November 21, 2004 in Baotou, Neimougu, the PRC, instituted a legal action against us in a court in the United States to seek unspecified damages. We have engaged legal counsel to vigorously defend the proceedings. The proceedings are still at an early stage and we believe, based on professional advice, it is unlikely that there will be any material adverse effect on our financial position. We are not aware of any other material proceedings currently pending against our company.
C. Dividends and Dividend Policy
     For the fiscal year ended December 31, 2003, our board of directors recommended no dividend. For the fiscal year ended December 31, 2004, our shareholder’s meeting approved the payment of a cash dividend of RMB0.02 per share. For the fiscal year ended December 31, 2005, our board of directors recommended no dividend. The declaration and payment of dividends for years following 2005 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our directors may deem relevant. Holders of our H shares will receive the equivalent amount of cash dividend declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.
D. Significant Post Financial Statements Events
     For information relating to the increase of our equity interest in CEA Wuhan, see section headed “Item 4. Information on the Company — History and Development of the Company”.

     In addition, since January 1, 2006, we have contracted to purchase 16 Boeing 737 NG series aircraft (with engines) and 30 Airbus A320 series aircraft(with engines), for delivery over the next few years.
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
     The table below sets forth certain market information relating to our H shares and ADSs in respect of the period from 2001 to June 30, 2006.

	Price per H Share		Price per ADS
	(HK$)		(US$)
	High	Low	High	Low
2001	1.41	0.66	17.75	8.75
2002	1.48	0.80	18.50	11.00
2003	1.39	0.88	18.33	9.6
First Quarter 2004	1.84	1.28	23.22	17.03
Second Quarter 2004	1.64	1.28	21.27	16.74
Third Quarter 2004	1.65	1.49	20.90	18.81
Fourth Quarter 2004	1.79	1.40	23.30	18.20
2004	1.85	1.28	23.70	16.60
First Quarter 2005	1.70	1.34	22.48	17.23
Second Quarter 2005	1.51	1.28	19.30	16.56
Third Quarter 2005	1.42	1.18	18.65	15.14
Fourth Quarter 2005	1.30	0.95	16.45	12.52
December 2005	1.30	1.21	16.45	15.61
January 2006	1.33	1.19	16.96	15.50
February 2006	1.38	1.20	17.18	15.64
March 2006	1.44	1.24	18.24	16.00
April 2006	1.29	1.12	16.88	14.80
May 2006	1.18	1.08	15.15	13.98
June 2006	1.16	1.04	14.68	13.10
     As of December 31, 2005 and June 30, 2006, there were 1,566,950,000 H shares issued and outstanding. As of December 31, 2005 and June 30, 2006, there were, respectively, 39 and 36 registered holders of American depositary receipts evidencing 1,495,400 and 1,542,960 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic ordinary shares were also outstanding as of June 30, 2006.

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
     In addition, we entered into the following agreements to purchase aircraft, which are filed with this annual report as exhibits:
•	an aircraft purchase agreement, dated as of October 9, 2004, between our company and Airbus SAS regarding the purchase of 20 Airbus A330-300 aircraft;

•	an amendment to an aircraft purchase agreement, dated as of April 21, 2005, between our company and Airbus SAS regarding the purchase of 15 Airbus A320 series aircraft;

•	an aircraft purchase agreement, dated as of August 8, 2005, between our company and The Boeing Company regarding the purchase of 15 Boeing 787 aircraft (with engines);

•	an aircraft purchase agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our company and The Boeing Company regarding the purchase of 20 Boeing 737 NG series aircraft (with engines); and

•	an amendment to an aircraft purchase agreement, dated as of June 26, 2006, between our company and Airbus SAS regarding the purchase of 30 Airbus A320 aircraft (with engines).
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

     On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of Renminbi against the U.S. dollar. While the international reaction to Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of Renminbi against the U.S. dollar.
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
     Estate duty was abolished effective February 11, 2006. Estates of persons who passed away on or after February 11, 2006 are not subject to estate duty. The estate duty chargeable in respect of deaths occurring between the period from July 15, 2005 to February 10, 2006 with the taxable estate value exceeding HK$7.5 million is reduced to a nominal duty of HK$100.
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
     Taxation of Dividends
     Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the H shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
     The dividend is taxable to you when you, in the case of H shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your H shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.
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
     In addition, notwithstanding any election you make with regard to the H shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your H shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your H shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your H shares or ADSs, you will be treated as having a new holding period in your H shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for Untied States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Interest Rate Risk
     Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2005, the notional amount of the outstanding interest rate swap agreements was approximately US$661 million. These interest rate swap agreements will expire between 2006 and 2016. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2005 are set forth as follows:

RMB’000
Carrying amounts	12,611,920
Estimated fair value	12,044,271
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	295,917
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	267,635
Foreign Currency Exchange Rate Risk
     Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in US dollars, Japanese yen or Euro. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2007 and 2010.
     Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, Renminbi has appreciated significantly against certain foreign currencies, including U.S. dollar, Japanese yen and Euro. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2005 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
Decrease/increase by
RMB’000
US dollar appreciates/ (depreciates) by 1%	21,552

Japanese yen appreciates/ (depreciates) by 1%	6,699

Euro appreciates/ (depreciates) by 1%	240
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Material Modifications to the Rights of Security Holders
     Our shareholders have approved certain amendments to our articles of association at the annual general meeting for the year of 2004 held on June 30, 2005 in Shanghai, China. Set forth below is a summary of those amendments that involve modification to the rights of our shareholders.
     Amendments to Article 52. Pursuant to the amendments, a controlling shareholder or an actual controlling person of our company owes fiduciary duties to our public shareholders. A controlling shareholder may not: (1) prejudice the legal rights and interests of our public shareholders by means of, among other things, any connected transaction, distribution of profits, restructuring of assets, external investment, appropriation of funds or loan guarantee; or (2) otherwise prejudice the interests and rights of our public shareholders by abusing its controlling position.
     Amendments to Article 60. Pursuant to the amendments, a proposal for consideration at a shareholders’ general meeting must meet the following requirements: (1) its content does not contravene the laws, administrative regulations and the articles of association and falls within the scope of the duties and responsibilities of the shareholders’ general meeting; (2) there is definite topic(s) and specific matter(s) for resolution; and (3) it is submitted or delivered to the board of directors in writing. The board of directors shall examine each proposal for consideration at a shareholders’ general meeting in the best interests of our company and shareholders.
     New Article 64(A). This new article provides that the board of directors shall determine the record date with respect to a shareholder’s general meeting. The shareholders recorded on our register of shareholders as of the record date are entitled to attend the relevant shareholder’s general meeting. The shareholders who intend to attend a shareholders’ general meeting must properly register by such date and at such venue as designated in the relevant notice.
     Amendments to Article 72. Pursuant to the amendments, the shareholders’ general meeting shall take a vote on each of the matters for its consideration.
     Amendments to Article 73. Pursuant to the amendments, our company shall increase the attendance of public shareholders at the shareholders’ general meetings by various means, including the use of modern information technologies (for example, online voting facilities), provided that (1) it is permissible under all applicable laws, rules and administrative regulations and/or is acceptable to relevant regulatory authorities; and (2) the legality and validity of a shareholders’ general meeting is assured. Moreover, the board of directors, independent directors and qualified shareholders may solicit proxies from shareholders to vote at a shareholders’ general meeting. Adequate information should be furnished to the shareholders whose proxies are solicited. Information so furnished must be previously published information which remains accurate and is not misleading at the time it is quoted.
     New Article 78(A). This new article provides that, for certain matters, an approval by votes constituting more than 50% of the voting rights held by public shareholders at the shareholders’ general meeting shall be required. Such matters include: (1) any follow-on public offering; (2) any restructuring of material assets where the total consideration for the assets acquired is equal to or exceeds 120% of the audited book value of such assets; (3) any repayment of debts owed by a shareholder to our company with our equity shares; (4) any overseas listing of a subsidiary of our company that has a material effect on our company; and (5) any matters relating to the development of our company that have a material effect on the interests and rights of the public shareholders. If a shareholders’ general meeting is convened in connection with any of the above matters, our company shall provide the shareholders with online voting facilities.
     New Article 78(B). This new article provides that, under any of the circumstances enumerated in Article 78(A), after giving a notice of a meeting of shareholders, our company shall publish such notice within three days after the relevant record date.
     Amendments to Article 81. Pursuant to the amendments, public announcements shall be made with respect to the resolutions of the shareholders’ general meeting in accordance with relevant regulations.
     New Article 97(A). This new article provides that any provision of guarantee by our company for the benefits of any other person requires, among other things, approval by the shareholders’ general meeting.
     New Article 106(A). This new article provides that our board of directors must have at least three independent directors and that independent directors must otherwise represent at least one-thirds of all directors.
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
     A copy of the amended articles of association is attached as an exhibit to this annual report.

Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures.
     In June 2006, in connection with their audit of our consolidated financial statements as of and for the year ended December 31, 2005, our independent auditors, PricewaterhouseCoopers, identified to our management and audit committee certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weaknesses in our internal control over financial reporting.
     The internal control deficiencies that were identified as material weaknesses include: (1) lack of sufficient accounting personnel with sufficient U.S. GAAP and IFRS technical expertise, including insufficient complement of financial reporting personnel commensurate with the company’s financial reporting requirements and insufficient formalized and consistent finance and accounting policies and procedures to detect instances of non-compliance with such existing policies and procedures; and (2) ineffective implementation of certain procedures for the accounting, approval and disclosure of related party transactions.
     PricewaterhouseCoopers further advised the audit committee that the internal control deficiencies it identified did not affect PricewaterhouseCoopers’ report on our consolidated financial statements as of December 31, 2005 and for the year then ended included in this annual report.
     Our management, including our president and our chief financial officer, acknowledged that our company’s internal controls suffered from the internal control deficiencies identified by PricewaterhouseCoopers. Our management are committed to remedy these deficiencies to our company’s internal controls and has been implementing a series of remedial measures, including, among other things: (1) providing our accounting personnel with further training on the requirements of U.S. GAAP and IFRS to increase their familiarity with those standards; and (2) enhancing the implementation of our procedures for the accounting, approval and disclosure of related party transactions. In addition, our company established (i) a cash flow forecasting system and a cash needs budgeting system, and (ii) a designated fund management department to monitor the liquidity and financing management. We will also be generally allocating more human resources to the accounting and finance functions. Our company has engaged a special consultant to provide advice in respect of U.S. GAAP and IFRS. We will continue to consult with external consultants and our independent auditors for ways to make further improvements to our company’s internal controls.
     Our management, however, believes that none of these internal control deficiencies has had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2005 to contain a material misstatement.
     As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, our company’s management, including our president and our chief financial officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. As of December 31, 2005, an evaluation was performed under the supervision and with the participation of management, including our president and our chief financial officer, of the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our president and our chief financial officer concluded that our company’s disclosure controls and procedures as of December 31, 2005 were effective to ensure that material information required to be disclosed in this annual report would be made known to our company’s management, including our president and our chief financial officer, on a timely basis.
     Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a management’s internal control report with our annual report on Form 20-F for the fiscal year ending December 31, 2006. Since 2004, in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and under the supervision and with the participation of our management, including our president and our chief financial officer, we have been conducting evaluations of, and designing and implementing processes to improve, our internal controls. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve of our internal controls. See the section headed “Item 3. Key Information — Risk Factors — Compliance with requirements under Section 404 of the Sarbanes-Oxley Act of 2002”.
Item 16A. Audit Committee Financial Expert.
     Our board of directors has determined that Mr. Xie Rong, the chairman of our audit committee, is an independent financial expert serving on our audit committee.
Item 16B. Code of Ethics
     We have adopted a code of ethics that applies to our directors, supervisors, president, chief financial officer and other senior managers of our company. We have filed this code of ethics as an exhibit to this annual report by way of incorporation by reference.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2005:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2004	6,093,550	1,000,000	0	0
2005	9,684,240	5,859,670	0	0
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
Item 18. Financial Statements.
     Reference is made to pages F-1 to F-90.

Item 19. Exhibits.
(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association as amended on June 30, 2005 (English translation).

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Office Space Lease Agreement between our company and Eastern Air Group Company (together with English translation).(1)

4.8	Employee Housing Lease Agreement between our company and Eastern Air Group Company (together with English translation).(1)

4.9	Aircraft Purchase Agreement, dated as of October 9, 2004, between our company and Airbus SAS. (3)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our company and Airbus SAS. (3)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).(3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our company and The Boeing Company. (4)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our company and The Boeing Company.(4)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our company and Airbus SAS.(4)

8.1	List of Subsidiaries (as of June 30, 2006).

11.1	Code of Ethics (English translation).(5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 28, 2004.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors
Date: July 7, 2006

Exhibit Index

Exhibits	Description
1.1	Articles of Association as amended on June 30, 2005 (English translation).

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Office Space Lease Agreement between our company and Eastern Air Group Company (together with English translation).(1)

4.8	Employee Housing Lease Agreement between our company and Eastern Air Group Company (together with English translation).(1)

4.9	Aircraft Purchase Agreement, dated as of October 9, 2004, between our company and Airbus SAS. (3)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our company and Airbus SAS. (3)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).(3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our company and The Boeing Company. (4)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our company and The Boeing Company.(4)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our company and Airbus SAS.(4)

8.1	List of Subsidiaries (as of June 30, 2006).

11.1	Code of Ethics (English translation).(5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 28, 2004.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
China Eastern Airlines Corporation Limited:
We have audited the accompanying consolidated balance sheets of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in owners’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of the operations for each of the three years in the period ended December 31, 2005 and the determination of consolidated owners’ equity as of December 31, 2004 and 2005, to the extent summarized in Notes 43 and 44 to the consolidated financial statements.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
June 30, 2006

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands except for per share data)

			Year ended December 31,
			Restated	Restated		(Note 2a)
			2003	2004	2005	2005
	Note		RMB’000	RMB’000	RMB’000	USD’000
Revenues	5		14,470,209	21,386,553	27,454,443	3,401,953
Other operating income	6		50,302	85,004	245,279	30,392
Operating expenses
Commissions			(465,147)	(772,219)	(969,587)	(120,144)
Aircraft fuel			(3,044,956)	(5,429,658)	(8,888,873)	(1,101,444)
Take-off and landing charges			(2,254,456)	(3,019,742)	(3,718,846)	(460,812)
Ground services and other charges			(64,662)	(99,296)	(115,516)	(14,314)
Civil aviation infrastructure levies			—	(251,185)	(466,191)	(57,766)
Food and beverages			(541,669)	(758,046)	(976,787)	(121,036)
Wages, salaries and benefits	8		(1,449,054)	(1,865,879)	(2,359,467)	(292,368)
Aircraft maintenance			(816,613)	(860,184)	(1,383,989)	(171,494)
Aircraft depreciation and operating lease rentals			(3,524,883)	(4,466,523)	(5,254,716)	(651,126)
Other depreciation, amortization and operating lease rentals			(495,079)	(495,916)	(679,867)	(84,244)
Ticket reservation fee			(161,198)	(209,995)	(292,412)	(36,234)
Insurance costs			(163,765)	(152,194)	(148,862)	(18,446)
Office, administrative and other expenses			(1,472,956)	(1,858,336)	(2,430,361)	(301,152)

Total operating expenses			(14,454,438)	(20,239,173)	(27,685,474)	(3,430,580)

Operating profit			66,073	1,232,384	14,248	1,765
Interest income			147,846	129,020	128,700	15,948
Finance costs	9		(922,483)	(770,176)	(707,050)	(87,612)
Share of results in associates	19		(32,738)	(50,524)	(9,030)	(1,119)
Share of results in jointly controlled entities	20		—	45,268	(4,300)	(533)

(Loss)/profit before income tax			(741,302)	585,972	(577,432)	(71,551)
Taxation	11	(a)	(239,373)	(129,601)	138,704	17,187

(Loss)/profit for the year			(980,675)	456,371	(438,728)	(54,364)

Attributable to:
Equity holders of the Company			(1,097,161)	320,691	(467,307)	(57,905)
Minority interest			116,486	135,680	28,579	3,541

			(980,675)	456,371	(438,728)	(54,364)

Dividend payable to equity holders of the Company attributable to the year	12		—	97,339	—	—

(Loss)/earnings per share for (loss)/profit attributable to the equity holders of the Company during the year
- basic and diluted	13		RMB(0.23)	RMB0.07	RMB(0.10)	US$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Amounts in thousands)

		December 31,
		Restated		(Note 2a)
		2004	2005	2005
	Note	RMB’000	RMB’000	USD’000
Non-current assets

Property, plant and equipment	14	29,743,886	38,347,516	4,751,743
Construction in progress	15	188,654	240,884	29,849
Lease prepayments	16	828,808	972,771	120,539
Advance payments on acquisition of aircraft	17	2,678,603	9,072,673	1,124,219
Intangible assets	18	36,303	688,311	85,290
Investments in associates	19	633,212	629,746	78,034
Investments in jointly controlled entities	20	52,948	100,520	12,456
Available-for-sale financial assets		39,546	40,802	5,055
Other long-term assets	21	2,202,606	2,705,558	335,252
Deferred tax assets	11	395,465	434,839	53,882
Derivative assets	35	11,571	70,886	8,784

		36,811,602	53,304,506	6,605,103
Current assets

Flight equipment spare parts		523,186	978,922	121,301
Trade receivables	22	1,707,062	1,918,409	237,715
Amounts due from related companies	39	122,253	205,712	25,490
Prepayments, deposits and other receivables	23	611,959	997,271	123,575
Cash and cash equivalents	24	2,114,447	1,864,001	230,973
Derivative assets	35	—	53,036	6,572

		5,078,907	6,017,351	745,626
Current liabilities

Sales in advance of carriage		719,957	823,149	101,998
Trade payables and notes payables	25	1,457,217	3,394,898	420,671
Amounts due to related companies	39	138,968	295,030	36,558
Other payables and accrued expenses	26	4,466,024	6,021,481	746,137
Provision for aircraft overhaul expenses, current portion	27	52,798	15,589	1,932
Tax payable		162,606	47,259	5,856
Obligations under finance leases, current portion	28	1,189,648	2,428,037	300,865
Borrowings, current portion	29	9,382,351	18,554,630	2,299,154
Derivative liabilities	35	—	34,844	4,318

		17,569,569	31,614,917	3,917,489

Net current liabilities		(12,490,662)	(25,597,566)	(3,171,863)

Total assets less current liabilities		24,320,940	27,706,940	3,433,240

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2004 AND 2005
(Amounts in thousands)

			December 31,
			Restated		(Note 2a)
			2004	2005	2005
	Note		RMB’000	RMB’000	USD’000
Non-current liabilities

Provision for aircraft overhaul expenses	27		201,211	388,410	48,128
Obligations under finance leases	28		7,472,638	8,180,460	1,013,663
Borrowings	29		7,542,828	9,790,116	1,213,119
Other long-term liabilities	32		100,204	155,229	19,234
Post-retirement benefit obligations	33	(b)	618,232	1,202,877	149,052
Long-term portion of staff housing allowances	34	(b)	276,248	444,196	55,042
Deferred tax liabilities	11		687,850	601,340	74,514
Derivative liabilities	35		119,643	25,770	3,193

			17,018,854	20,788,398	2,575,945

Net assets			7,302,086	6,918,542	857,295

Equity
Capital and reserves attributable to the Company’s equity holders

Share capital	30		4,866,950	4,866,950	603,077
Reserves	31		1,614,301	1,229,115	152,303

			6,481,251	6,096,065	755,380
Minority interest			820,835	822,477	101,915

Total equity			7,302,086	6,918,542	857,295

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED CASH FLOWS STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands)

		Year ended December 31,
					(Note 2a)
		2003	2004	2005	2005
	Note	RMB’000	RMB’000	RMB’000	USD’000
Cash flows from operating activities
Cash generated from operations	36	4,086,358	4,242,852	3,369,783	417,559
Interest paid		(860,304)	(872,738)	(1,357,402)	(168,199)
Income tax paid		(62,977)	(104,009)	(59,932)	(7,426)

Net cash inflow from operating activities		3,163,077	3,266,105	1,952,449	241,934

Cash flows from investing activities

Purchase of aircraft, engines, flight equipment, buildings, other property, plant and equipment		(5,776,617)	(1,525,845)	(2,486,830)	(308,150)
Additions of construction in progress		(249,737)	(178,065)	(189,220)	(23,447)
Proceeds on disposals of aircraft, engines, flight equipment, buildings, other property, plant and equipment		91,940	667,824	32,923	4,080
Acquisition of land use rights		—	—	(31,780)	(3,938)
Acquisition of available-for-sale financial assets		—	—	(1,256)	(156)
Acquisition of financial assets held for trading		—	(270,350)	—	—
Advances payments on acquisitions of aircrafts		(1,295,656)	(2,076,990)	(7,751,197)	(960,471)
Repayments of advances payments on acquisitions of aircrafts		—	80,000	—	—
Decrease/(increase) in long-term bank deposits		(64,255)	(51,108)	69,000	8,550
(Increase)/decrease in short-term bank deposits		(69,246)	31,424	(68,730)	(8,517)
Repayment of other payables (installment payment for acquisition of aviation business)		(30,000)	(30,000)	(30,000)	(3,717)
Investments in associates		(327,252)	(4,993)	—	—
Investments in jointly controlled entities		—	(7,680)	—	—
Proceeds from maturity of US Treasury zero coupon bonds		—	585,736	—	—
Proceeds from disposals of financial assets held for trading		311,920	275,585	—	—
Interest received		104,243	71,900	128,700	15,948
Business acquisitions, net of cash outflow	38	—	—	(40,704)	(5,044)

Net cash outflow from investing activities		(7,304,660)	(2,432,562)	(10,369,094)	(1,284,862)

Notes to consolidated cash flow statements is set out in Note 36.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED CASH FLOWS STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands)

		Year ended December 31,
					(Note 2a)
		2003	2004	2005	2005
	Note	RMB’000	RMB’000	RMB’000	USD’000
Cash flows from financing activities

Proceeds from drawn down of short-term bank loans		10,920,917	8,988,970	14,307,315	(1,772,858)
Repayments of short-term bank loans		(10,815,508)	(7,431,931)	(8,872,754)	(1,099,447)
Proceeds from drawn down of long-term bank loans		5,606,107	2,155,310	5,135,286	636,327
Repayments of long-term bank loans		(898,022)	(2,647,930)	(3,843,483)	(476,256)
Principal repayments of finance lease obligations		(1,400,749)	(1,617,001)	(1,157,334)	(143,408)
Proceeds from issuance of notes payables		1,254,030	1,347,786	4,228,783	524,000
Repayments of notes payables		(908,790)	(1,265,939)	(3,376,072)	(418,338)
Capital injection from minority shareholders of subsidiaries		5,765	218,387	—	—
Proceeds from issuance of debentures		—	—	1,951,600	241,828
Dividends paid		—	—	(97,339)	(12,062)
Dividends paid to minority shareholders of subsidiaries		—	(60,000)	(90,000)	(11,152)

Net cash inflow/(outflow) from financing activities		3,763,750	(312,348)	8,186,002	1,014,350

Net (decrease)/increase in cash and cash equivalents		(377,833)	521,195	(230,643)	(28,578)
Cash and cash equivalents at January 1		1,944,525	1,582,780	2,114,447	262,007
Exchange adjustment		16,088	10,472	(19,803)	(2,456)

Cash and cash equivalents at December 31		1,582,780	2,114,447	1,864,001	230,973

Notes to consolidated cash flow statements is set out in Note 36.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands)

	Attributable to equity
	holders of the Company
	Share			Minority	Total
	capital	Reserves	Total	interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2003 as previously presented	4,866,950	2,512,153	7,379,103	—	7,379,103
As previously separately reported as minority interest (Note 2(a))	—	—	—	404,517	404,517
Effect of changes in accounting policy on the adoption of IAS16 (Note 2(a))	—	(207,609)	(207,609)	—	(207,609)

Balance at January 1, 2003, as restated	4,866,950	2,304,544	7,171,494	404,517	7,576,011
Cash flow hedges, net of tax	—	(47,136)	(47,136)	—	(47,136)
Contributions from minority interest of subsidiaries	—	—	—	5,764	5,764
Loss for the year	—	(949,816)	(949,816)	116,487	(833,329)

Balance at December 31, 2003	4,866,950	1,307,592	6,174,542	526,768	6,701,310

Balance at January 1, 2004 as previously presented	4,866,950	1,515,201	6,382,151	—	6,382,151
As previously separately reported as minority interest (Note 2(a))	—	—	—	522,713	522,713
Effect of changes in accounting policy on the adoption of IAS16 (Note 2(a))	—	(207,609)	(207,609)	4,055	(203,554)

Balance at January 1, 2004, as restated	4,866,950	1,307,592	6,174,542	526,768	6,701,310
Cash flow hedges, net of tax	—	(13,982)	(13,982)	—	(13,982)
Contributions from minority interest of subsidiaries	—	—	—	218,387	218,387
Dividends paid to minority interest of subsidiaries	—	—	—	(60,000)	(60,000)
Profit for the year	—	320,691	320,691	135,680	456,371

Balance at December 31, 2004	4,866,950	1,614,301	6,481,251	820,835	7,302,086

Balance at January 1, 2005 as previously presented	4,866,950	2,015,294	6,882,244	—	6,882,244
As previously separately reported as minority interest (Note 2(a))	—	—	—	831,208	831,208
Effect of changes in accounting policy on the adoption of IAS16 (Note 2(a))	—	(400,993)	(400,993)	(10,373)	(411,366)

Balance at January 1, 2005, as restated before opening adjustment	4,866,950	1,614,301	6,481,251	820,835	7,302,086
Opening adjustment on derecognition of negative goodwill on the adoption of IFRS 3 (Note 2(a))	—	42,873	42,873	—	42,873

Balance at January 1, 2005, as restated	4,866,950	1,657,174	6,524,124	820,835	7,344,959
Cash flow hedges, net of tax	—	136,587	136,587	—	136,587
Dividend relating to 2004	—	(97,339)	(97,339)	—	(97,339)
Dividend paid to minority interest of subsidiaries	—	—	—	(90,000)	(90,000)
Contribution from minority interest of subsidiaries	—	—	—	63,063	63,063
Loss for the year	—	(467,307)	(467,307)	28,579	(438,728)

Balance at December 31, 2005	4,866,950	1,229,115	6,096,065	822,477	6,918,542

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (“PRC”) on April 14, 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

During the year ended December 31, 2005, the Company acquired certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company (“CEA Northwest”) and China Eastern Air Yunnan Company (“CEA Yunnan”). Further details of the acquisitions are set out in Note 38.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been constantly applied to all the years presented, unless otherwise stated.

(a)	Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group’s statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies (“PRC Accounting Regulations”). In preparing these financial statements in accordance with IFRS, appropriate adjustments have been made to the Group’s statutory accounts to conform with IFRS.

This basis of accounting under IFRS differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Differences between IFRS and U.S. GAAP and their effect on profit attributable to equity holders for each of the three years ended December 31, 2005, and on owners’ equity at December 31, 2004 and 2005, are set out in note 43. The consolidated financial statements incorporate additional disclosures customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment and financial assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of Preparation (Continued)

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of current event and actions, actual results ultimately may differ from those estimates.

Standards, interpretations & amendments to published standards effective in 2005

In 2005, the Group adopted the new and revised IFRS as described below, which are relevant to its operations. The 2004 comparatives have been adjusted as required, in accordance with the relevant requirements of the new/revised IFRS.
—	IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and other disclosures.

—	IAS 2, 8, 10, 17, 21, 28, 32, 33 (all revised in 2003), 39 (revised in 2004) and IFRS 2 had no material effect on the Group’s policies.

—	IAS 16 (amended 2004) replaces IAS 16 (revised 1998). The Group has adopted the revised IAS 16 and has amended the accounting policy applied to the costs of overhaul of owned and finance leased aircraft and engines. Under the Group’s revised policy, these costs are capitalized as a component of property, plant and equipment, and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement. In prior years, the costs of overhauls were expensed in the income statement as incurred. The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for retrospectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of Preparation (Continued)
The adoption of revised IAS 16 resulted in:

	2003	2004	2005
Increase/(decrease)	RMB’000	RMB’000	RMB’000
Decrease in aircraft maintenance expenses	(526,592)	(536,099)	(710,824)
Increase in aircraft depreciation	673,836	794,390	820,555
Decrease in taxation	(3,954)	(50,479)	(19,658)
Increase/(decrease) in profit for the year attributable to minority interest	4,055	(14,428)	30,271
Decrease in the profit attributable to equity holders of the Company	(147,345)	(193,384)	(120,344)
Decrease in aircraft, engines and flight equipment	(218,142)	(476,433)	(586,163)
Decrease in deferred tax liabilities	(14,588)	(65,067)	(84,725)
Increase/(decrease) in minority interest	4,055	(10,373)	19,898
Decrease in beginning retained profits	(60,264)	(207,609)	(400,993)
Decrease in basic and diluted earnings per share	RMB(0.03)	RMB(0.04)	RMB(0.02)

—	IAS 24 (revised in 2003) has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include CEA Holding and its subsidiaries, Civil Aviation Administration of China (“CAAC”, a regulatory authority of the civil aviation industry in the PRC) and its affiliates, and other state-controlled enterprises and their subsidiaries, directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, and key management personnel of the Company, CEA Holding, CAAC and other state-controlled enterprises, and their close family members.

—	IFRS 3, IAS 36 (revised in 2004) and IAS 38 (revised in 2004) have resulted in a change in the accounting policy relating to the accounting for goodwill and negative goodwill. The Group ceased amortization of goodwill and negative goodwill from January 1, 2005. Accumulated amortization as at December 31, 2004 has been eliminated with a corresponding decrease in the costs of goodwill and negative goodwill. From January 1, 2005 onwards, positive goodwill arising from all acquisitions is no longer subject to amortization but is tested annually for impairment, as well as when there are indications of impairment. The balance of negative goodwill as at January 1, 2005 is derecognized with a corresponding adjustment to the opening balance of retained profits. Negative goodwill amounted RMB42,873,000 has been derecognized to the opening balance of retained profits as at January 1, 2005. From January 1, 2005 onwards, IFRS 3 requires, the Group to recognize immediately in the income statement the excess of the net fair value of those items acquired over the cost of the acquisition.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of Preparation (Continued)
The adoption of IFRS 3, IAS 36 and IAS 38 resulted in:

2005
RMB’000
Increase in intangible assets	42,873
Increase in retained profits	42,873

—	IAS 32 (revised in 2003) has added the requirements to disclose information about the use of valuation techniques, including the sensitivities of fair value estimates, to significant valuation assumptions.

—	IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operations, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards, which are relevant to the Group’s operations, have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2006 or later periods, but the Group has not early adopted are, as follows:
—	IAS 19 (Amendment) introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The Group will apply this amendment from January 1, 2006.

—	IAS 39 (Amendment) changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from January 1, 2006.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of Preparation (Continued)
—	IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from January 1, 2007.

—	IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Group’s operations.
The financial information has been prepared in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2005 financial statements have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB8.0702, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005 or at any other certain date.

(b)	Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31.
(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting (CONTINUED)
(i)	Subsidiaries (Continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see Note 2(k)).

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interest represents the interests of outside members in the operating results and net assets of subsidiaries. The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting (CONTINUED)
(i)	Subsidiaries (Continued)

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, as of December 31, 2005 are as follows:

	Place and			Attributable
	date of	Paid-up		equity		Principal
Company	establishment	capital		interest		Activities
		2004	2005	2004	2005
		RMB’000	RMB’000
China Cargo Airlines Co., Ltd.	PRC July 22, 1998	500,000	500,000	70%	70%	Provision of cargo carriage services

Shanghai Eastern Airlines Logistics Co., Ltd.	PRC August 23, 2004	200,000	200,000	70%	70%	Provision of cargo logistics services

China Eastern Airlines Jiangsu Co., Ltd.	PRC May 3, 1993	803,666	880,000	63%	63%	Provision of airline services

Eastern Airlines Hotel Co., Ltd.	PRC March 18, 1998	70,000	70,000	86%	86%	Provision of hotel services primarily to crew Members

Shanghai Eastern Airlines Investment Co., Ltd.	PRC May 8, 2002	412,500	412,500	99%	99%	Investment Holding

Shanghai Eastern Flight Training Co., Ltd.	PRC December 18, 1995	473,000	473,000	95%	95%	Provision of flight training services

Shanghai Eastern Maintenance Co., Ltd.	PRC November 27, 2002	25,658	25,658	60%	60%	Provision of aircraft repairment and maintenance

China Eastern Fudart Transportation Service Co., Ltd.	PRC April 1, 1993	5,714	5,714	51%	51%	Provision of agency services for transportation of import and export cargo by air or sea
c

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting (CONTINUED)
(ii)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 2(k)).

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii)	Jointly Controlled Entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group’s investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2(k)).

The Group’s interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group’s share of losses in a jointly controlled entities’ equals or exceeds its interest in the jointly controlled entities, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entities.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)	Common Control Transactions

The Group adopts acquisition accounting for common control transactions.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(c)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or losses is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in the income statement, any exchange component of that gain or loss is recognized in the income statement.

(d)	Revenue recognition and sales in advance of carriage

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in current liabilities as sales in advance of carriage.

Commission income represents amounts earned from other carriers in respect of sales made by the Group’s agents on their behalf, and is recognized in the income statement upon ticket sales. Commission expense represents amounts payable to other carriers in respect of sales made by the other carriers for the Group, and is recognized in the income statement when the related revenue is recognized.

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognized when the services are rendered.

Rental income from subleases of aircraft is recognized on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognized on a straight-line basis over the lease term.

Interest income is recognized on a time-proportionate basis using the effective interest method.

Revenues are presented net of business tax.

(e)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e)	Segment reporting (Continued)

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:
(i)	Traffic revenue from services within the PRC (excluding Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(ii)	Revenues from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.
(f)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

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

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labor and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of overhaul are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

All other routine repairs and maintenance costs incurred in restoring such assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalized and depreciated over their expected useful lives to the Group.

(h)	Government grant

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deducted from the related cost in the income statement as a reduction of the related cost.

Government grants relating to the property, plant and equipment are recognized as a reduction of carrying amount of the asset. The grant is recognized as income over the life of a depreciable asset by way of a reduced depreciation charge.

(i)	Taxation

The Group provides for income tax based on the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the group companies operate.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination. Deferred tax is measured using tax rates enacted, or substantively enacted at the balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(i)	Taxation (Continued)

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(j)	Property, plant and equipment

Property, plant and equipment are recognized initially at cost which comprises purchase price, costs transferred from construction in progress and advance payments on acquisition, and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, property, plant and equipment are stated at revalued amount less accumulated depreciation and accumulated impairment losses, if any. Independent valuations are performed at least once every five years, or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the property, plant and equipment and adjustment is made where they are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

Costs of overhaul for aircraft and engines owned by the Group or held under finance leases are capitalized as a component of property, plant and equipment when incurred (see Note 2(g)).

Depreciation of property, plant and equipment is calculated on a straight-line basis to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The estimated useful lives used for the calculation of annual depreciation charges are as follows:

Aircraft, engines and flight equipment
- Components related to overhaul costs	—	2 to 8 years
- Others	—	20 years
Buildings	—	15 to 35 years
Other property, plant and equipment	—	5 to 20 years
The residual values and useful lives of each property, plant and equipment are reviewed, and adjusted if appropriate at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated revalued amount (Note 2(l)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j)	Property, plant and equipment (Continued)

Gains and losses on disposals are determined by comparing proceeds with carrying amounts and are included in operating profit. When revalued assets are sold, the relevant amounts included in the revaluation reserve are transferred from revaluation reserve to retained profits.

(k)	Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in ‘intangible assets’. Goodwill on acquisition of associates and jointly controlled entities is included in ‘investments in associates’ and ‘investments in jointly controlled entities’. Recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposals of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(l)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(m)	Construction in progress

Construction in progress represents buildings under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalized (Note 2(p)). No depreciation is provided on construction in progress until the asset is completed and ready to use.

(n)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of land use rights on a straight-line basis.

(o)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represents payments to aircraft manufacturers to secure deliveries of aircraft in future years and the related interest capitalized (Note 2(p)). The balance is transferred to property, plant and equipment upon delivery of the aircraft.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(p)	Borrowing costs

Interest attributable to loans for advance payments used to finance the acquisition of aircraft and other qualifying assets is capitalized as an additional cost of the related asset. Interest is capitalized at the Group’s weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(q)	Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets. Held-to-maturity financial assets are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses.

(r)	Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. The net realizable value is the estimated replacement cost of the flight equipment spare parts.

(s)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(t)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(u)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(v)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(w)	Leases
(i)	A Group company is the lessee

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

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

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(x)	Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at fair value and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instrument that does not qualify for hedge accounting are accounted for as trading instruments and any unrealized gains or losses, being changes in fair value of the derivative, are recognized in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, is accounted for as follows:
(i)	the effective portions of any change in fair value on the derivative financial instrument is recognized directly in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective portions of any change in fair value is recognized in the income statement immediately.
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

(y)	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s equity holders.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(z)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognized at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognized directly in equity in the fair value reserve, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(aa)	Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year. The major reclassifications for the 2004 comparative figures include reclassification of certain items from “other payables and accrued expenses” to “trade and notes payables”, and certain items from “prepayments, deposits and other receivables” to “trade receivables”.

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

Financial assets of the Group mainly includes bank deposits and balances, amounts due from related companies, trade receivables, long-term receivables, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, notes payables, derivative liabilities and other payables.
(i)	Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have material impact on the Group’s operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies in ‘Western’ countries. These include risks associated with, among others, the political, economic and legal environment, competition and the influence of CAAC in the PRC civil aviation industry.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (Continued)
(ii)	Price risk

The Group’s results of operations may be significantly affected by the fluctuation in fuel prices which is a significant expense for the Group. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group has entered into certain financial derivatives to hedge against the fuel prices risk (Note 35(c)).

(iii)	Interest rate risk

The Group has significant bank borrowings at floating variable rates and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cashflow arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group are disclosed in Note 29. Details of interest rate swaps are disclosed in Note 35(a).

(iv)	Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that blank tickets are made to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which have tight requirements on the credit standing of these agents.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution.

(v)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings/debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases and long-term loans.

The Group operates with a working capital deficit. As at December 31, 2005, the Group’s net current liabilities amounted to RMB25,598 million (2004: RMB12,491 million). For the year ended December 31, 2005, the Group recorded a net cash inflow from operating activities of RMB1,952 million (2004: RMB3,266 million), a net cash outflow from investing activities and financing activities of RMB2,183 million (2004: RMB2,745 million), and an decrease in cash and cash equivalents of RMB231 million (2004: increase of RMB521 million).

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cashflow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (Continued)
(vi)	Foreign currency risk

The Group’s finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk (Note 35(b)).
(b)	Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined using quoted market values.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair values of other long-term receivables are based on cash flow discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of goodwill

The Group tests annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l). The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 18). In 2005, after reviewing the business environment as well as the Group’s objectives and past performance, management concluded that there was no material impairment loss for goodwill.

(b)	Estimated impairment of property, plant and equipment

The Group has made substantial investments in tangible long-lived assets. The Group conducts impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Determining whether an asset is impaired requires significant judgment, including the Group’s estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge, if any.

(c)	Property, plant and equipment

The Group had approximately RMB38,000 million of property, plant and equipment as at December 31, 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. As discussed in Note 2(j), property, plant and equipment are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgements or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.

Management reviewed the carrying value of the Group’s property, plant and equipment as at December 31, 2005 and are of the opinion that the carrying amount of the property, plant and equipment is not materially different from the estimated fair value and no impairment or changes in estimates of useful lives are necessary.

(d)	Fair value estimation

The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(e)	Revenue recognition

As discussed in Note 2(d), passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluate the balance in sales in advance of carriage and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(f)	Overhaul costs

The amount of overhaul costs charged/amortized to operating profits is impacted by management’s estimates of the expected flying hours/cycles and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft and engines. Different judgements or estimates could significantly affect the estimated overhaul provision and materially impact the results of operations.

(g)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f), the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is discussed in Note 33.

(h)	Deferred taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(i)	Current tax

The Group makes provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by the Group and based on management’s interpretation of relevant tax rulings. From time to time, there may be disagreements with the tax authorities on the tax treatments of certain items included in the tax computations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Revenues
Traffic revenues (a)
— Passenger	10,389,701	15,925,933	21,367,747
— Cargo and mail	3,226,949	4,540,463	5,087,244
Commission income	157,784	292,991	185,827
Ground service income	471,338	695,433	806,755
Cargo handling income	163,450	227,806	292,488
Rental income from operating subleases of aircraft	31,209	121,480	183,260
Others	198,417	110,615	198,175

	14,638,848	21,914,721	28,121,496
Less: Business tax (b)	(168,639)	(528,168)	(667,053)

	14,470,209	21,386,553	27,454,443

Notes:
(a)	Since the terrorist attacks on the World Trade Centre in New York in September 2001, many airlines introduced insurance and security surcharges on passenger air tickets (collectively the “Surcharges”). Such Surcharges are generally recognized as revenue, together with the other components of the ticket price, when the transportation services are provided.

For tickets that are issued by the Group but where the transportation services are provided by another carrier, there was (i) industry guidance which permitted the billing of such Surcharges on a negotiated basis and (ii) diversity in practice among the carriers on the billing of the Surcharges. Accordingly, the Company deferred recognition of the Surcharges as revenue. Management believes such Surcharges will no longer be payable based on general industry acceptance of non billing and industry guidance issued by the Accounting Centre of China Aviation, the sole agent for interline billing of PRC airlines, in December 2005. Accordingly, the Surcharges related to tickets uplifted between 2002 and 2004 in the amount of RMB131,023,000 were released from other payables and recognized as revenue in 2005.

From January 1, 2005, the above insurance and security surcharges together with other surcharges are recognized as revenue once the transportation services are provided, or once the ticket price has been billed through interline billing in the case where transportation services are provided by another carrier.

(b)	Except for traffic revenues derived from inbound international and regional flights, which are not subject to PRC business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	OTHER OPERATING INCOME

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Government subsidies (a)	58,448	73,506	193,069
Net fair value gains on financial instruments
— forward foreign exchange contract	(8,146)	11,498	25,002
— fuel hedging income	—	—	27,208

	50,302	85,004	245,279

Note:
(a)	The government subsidies represent:
(i)	subsidies granted by the local government to the Company from 2002 to 2005 in consideration of the relocation of the Company’s international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; and

(ii)	subsidies granted by various local municipalities to encourage the Group to operate certain routes to the places where these municipalities are located.
7	SEGMENT INFORMATION

(a)	Primary reporting format by business segment

The Group principally operates in one business segment, which is the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

(b)	Secondary reporting format by geographical segment

The Group’s revenues (net of business tax) and results by geographical segment are analyzed as follows:

				Other
	Domestic#	Hong Kong	Japan	countries*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2005
Traffic revenues
— Passenger	11,438,773	2,494,669	2,009,137	4,910,693	20,853,272
— Cargo and mail	346,428	641,686	623,678	3,354,998	4,966,790

	11,785,201	3,136,355	2,632,815	8,265,691	25,820,062
Commission income	124,037	13,768	11,557	36,285	185,647
Ground service income	794,814	—	—	—	794,814
Cargo handling income	281,901	—	—	—	281,901
Rental income from operating sublease of aircraft	183,260	—	—	—	183,260
Other operating revenues	188,759	—	—	—	188,759

	13,357,972	3,150,123	2,644,372	8,301,976	27,454,443
Other operating income	214,277	6,000	25,002	—	245,279
Segment results (operating profit)	(658,153)	184,578	(451,742)	939,565	14,248

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (CONTINUED)

				Other
	Domestic#	Hong Kong	Japan	countries*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2004
Traffic revenues
— Passenger	8,283,700	2,239,968	1,502,326	3,508,105	15,534,099
— Cargo and mail	298,846	592,008	647,181	2,890,325	4,428,360

	8,582,546	2,831,976	2,149,507	6,398,430	19,962,459
Commission income	201,146	22,297	16,924	50,376	290,743
Ground service income	692,178	—	—	—	692,178
Cargo handling income	224,356	—	—	—	224,356
Rental income from operating sublease of aircraft	121,480	—	—	—	121,480
Other operating revenues	95,337	—	—	—	95,337

	9,917,043	2,854,273	2,166,431	6,448,806	21,386,553
Other operating income	83,004	2,000	—	—	85,004
Segment results (operating profit)	188,645	354,754	243,979	445,006	1,232,384

				Other
	Domestic#	Hong Kong	Japan	countries*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2003
Traffic revenues
— Passenger	5,591,640	1,667,123	1,001,544	2,114,933	10,375,240
— Cargo and mail	279,003	390,088	588,361	1,929,532	3,186,984

	5,870,643	2,057,211	1,589,905	4,044,465	13,562,224
Commission income	117,448	10,788	8,338	21,210	157,784
Ground service income	471,338	—	—	—	471,338
Cargo handling income	163,450	—	—	—	163,450
Rental income from operating sublease of aircraft	31,209	—	—	—	31,209
Other operating revenues	84,204	—	—	—	84,204

	6,738,292	2,067,999	1,598,243	4,065,675	14,470,209
Other operating income	50,302	—	—	—	50,302
Segment results (operating profit)	(524,488)	198,406	166,545	225,610	66,073

#:	The People’s Republic of China, excluding the Hong Kong Special Administrative Region.

*:	include the United States of America, Europe and Asian countries other than Japan.
The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by segment have not been presented.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Wages, salaries, bonus and allowances	892,012	1,549,339	1,774,292
Employee welfare and benefits	135,080	41,383	166,267
Staff housing allowance (Note 34(b))	260,463	29,253	36,231
Defined contribution retirement schemes (Note 33(a))	121,200	194,200	280,218
Post-retirement benefits (Note 33(b))	40,299	51,704	102,459

	1,449,054	1,865,879	2,359,467

9	FINANCE COSTS

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Interest relating to obligations under finance leases

— wholly repayable within five years	324,184	265,949	195,764
— not wholly repayable within five years	166,272	73,327	128,869

	490,456	339,276	324,633
Interest on loans from bank and financial institutions

— wholly repayable within five years	265,955	410,998	729,698
— not wholly repayable within five years	180,291	144,693	243,433

	446,246	555,691	973,131
Interest relating to note payables	6,396	22,148	52,639
Amortization of the discount on zero coupon debentures	—	—	22,944
Interest relating to a long-term payable (Note 29)	9,610	8,344	6,999

	952,708	925,459	1,380,346
Less: amounts capitalized into advance payments on acquisition of aircraft (Note 17)	(97,414)	(57,120)	(279,989)

	855,294	868,339	1,100,357
Net foreign exchange (gains)/losses (a)	62,179	32,207	(414,640)
Waiver of amounts due to related companies	—	(133,029)	—
Fair value losses on financial instruments — transfer from equity in respect of interests rate swap qualified as cash flow hedges	5,010	2,659	21,333

	922,483	770,176	707,050

(a)	The exchange gain for the year ended December 31, 2005 primarily relates to revaluation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	(LOSS)/PROFIT BEFORE INCOME TAX

(Loss)/profit before income tax is stated after:

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Charging:
Depreciation of property, plant and equipment	2,956,031	3,076,585	3,911,722
Operating lease rentals
— aircraft	1,238,012	1,720,736	1,785,615
— land and buildings	116,279	146,704	212,027
Amortization of lease prepayments	20,049	18,414	25,219
Amortization of goodwill	5,654	5,654	—
Loss on disposals of property, plant and equipment	33,578	—	—
Consumption of flight equipment spare parts	86,009	139,711	239,134
Allowances for obsolescence of flight equipment spare parts	53,336	73,406	—
Provision for impairment of trade and other receivables	19,229	24,250	25,325
Auditors’ remuneration	7,380	7,380	10,000

and crediting:
Amortization of negative goodwill	3,452	3,452	—
Reversal of allowances for obsolescence of flight equipment spare parts	—	—	13,930
Gain on disposals of property, plant and equipment	—	47,819	8,073
Gain on disposals of financial asset held for trading	21,920	5,235	—

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION

(a)	Taxation (credited)/charged to the consolidated statements of operations is as follows:

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Provision for PRC income tax, net of reversal	124,530	160,502	(81,734)
Deferred taxation	114,843	(30,901)	(56,970)

	239,373	129,601	(138,704)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal State Tax Bureau. Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd., and Shanghai Eastern Flight Training Co., Ltd , are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd. is exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No.68 issued by Shanghai Municipal State Tax Bureau. Other subsidiaries of the Group are subject to PRC corporate income tax at the standard rate of 33%.
The tax on the Group’s consolidated statements of operations differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
(Loss)/profit before taxation	(741,302)	585,972	(577,432)
Adjusted:
Share of result of associates and jointly controlled entities	32,738	5,256	13,330

	(708,564)	591,228	(564,102)

Tax calculated at enacted tax rate of 15%	106,285	(88,684)	84,615
Effect attributable to subsidiaries charged at tax rate of 33%	(10,539)	(17,578)	18,334
Effect attributable to subsidiaries with income tax exemption	—	—	33,852
Income not subject to taxation	—	—	4,462
Expenses not deductible for tax purposes	(74,273)	(27,673)	(5,642)
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	—	—	81,807
Unrecognized tax losses	(258,515)	—	(86,074)
Utilization of previously unrecognized tax losses	—	6,395	—
Others	(2,331)	(2,061)	7,350

Tax (charge)/benefit	(239,373)	(129,601)	138,704

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

(b)	The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2005 and 2004, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation business.

(c)	Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31,
	2004	2005
	RMB’000	RMB’000
Deferred tax assets
— Deferred tax asset to be utilized after 12 months	286,780	286,764
— Deferred tax asset to be utilized within 12 months	108,685	148,075

	395,465	434,839

Deferred tax liabilities
— Deferred tax liability to be realized after 12 months	(687,850)	(601,340)
— Deferred tax liability to be realized within 12 months	—	—

	(687,850)	(601,340)

Deferred tax liabilities, net	(292,385)	(166,501)

Movements in net deferred taxation liability is as follows:

	December 31,
	2004	2005
	RMB’000	RMB’000
At January 1, as restated	325,753	292,385
Additions through business acquisitions (Note 38)	—	(93,017)
Credited to income statement (Note 11(a))	(30,901)	(56,970)
Charged/(credited) to equity:
— gain/(losses) on cashflow hedges (Note 31)	(2,467)	24,103

At December 31	292,385	166,501

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:

	December 31,
	2004	2005
	RMB’000	RMB’000
Deferred tax assets:
Tax losses carried forward	349,562	451,659
Provision for obsolete flight equipment spare parts	54,014	33,192
Repair cost on flight equipment	119,039	64,454
Provision for post-retirement benefits	95,252	185,102
Other accrued expenses and derivative financial instruments	120,704	139,949

	738,571	874,356
Less: unrecognized assets	(252,120)	(338,194)

	486,451	536,162

Deferred tax liabilities:
Provision for aircraft overhauls	(106,128)	(143,517)
Depreciation and amortization	(672,708)	(559,146)

	(778,836)	(702,663)

Net deferred tax liabilities	(292,385)	(166,501)

Movements of net deferred tax liabilities of the Group for the year ended December 31, 2004:

	At	(Charged)/		At
	December	credited	(Charged)/	December
	31,	to income	credited	31,
	2003	statement	to equity	2004
	RMB’000	RMB’000	RMB’000	RMB’000
Tax losses carried forward	54,401	43,041	—	97,442
Provision for obsolete flight equipment spare parts	41,960	12,054	—	54,014
Repair cost on flight equipment	160,541	(41,502)	—	119,039
Provision for post-retirement benefits	89,733	5,519	—	95,252
Other accrued expenses and derivative financial instruments	122,262	(4,025)	2,467	120,704

	468,897	15,087	2,467	486,451

Provision for aircraft overhauls	(103,853)	(2,275)	—	(106,128)
Depreciation and amortization	(690,797)	18,089	—	(672,708)

	(794,650)	15,814	—	(778,836)

Movement of deferred tax liabilities	(325,753)	30,901	2,467	(292,385)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

Movements of net deferred tax liabilities of the Group for the year ended December 31, 2005:

				Additions
	At	(Charged)/		through	At
	December	credited	(Charged)/	business	December
	31,	to income	credited	acquisitions	31,
	2004	statement	to equity	(Note 38)	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Tax losses carried forward	97,442	16,023	—	—	113,465
Provision for obsolete flight equipment spare parts	54,014	(20,628)	—	(194)	33,192
Repair cost on flight equipment	119,039	(54,585)	—	—	64,454
Provision for post-retirement benefits	95,252	12,066	—	77,784	185,102
Other accrued expenses and derivative financial instruments	120,704	35,081	(24,103)	8,267	139,949

	486,451	(12,043)	(24,103)	85,857	536,162

Provision for aircraft overhauls	(106,128)	5,185	—	(42,574)	(143,517)
Depreciation and amortization	(672,708)	63,828	—	49,734	(559,146)

	(778,836)	69,013	—	7,160	(702,663)

Net deferred tax liabilities	(292,385)	56,970	(24,103)	93,017	(166,501)

In accordance with the PRC tax law, tax losses can be carried forward to off set against future taxable income for a period of five years. As of December 31, 2004 and 2005, the Group had tax losses carried forward of approximately RMB2,330,000,000 and RMB3,011,000,000 respectively which will expire between 2006 and 2010, available to off set against the Group’s future taxable income. As of December 31, 2004 and 2005, the Group did not recognize RMB252,120,000 and RMB338,194,000 of deferred tax assets arising from the tax losses available as management did not consider it probable that such tax losses would be realized before they expire.

12	DIVIDENDS

Dividend of RMB97,339,000 (RMB0.02 per share) in respect of the year ended December 31, 2004 were paid in 2005.

The Board of Directors of the Company has recommended not to pay any dividend in respect of the year ended December 31, 2005.

13	(LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity holders of RMB1,097,161,000, profit of RMB 320,691,000 and loss of RMB467,307,000 for the year ended December 31, 2003, 2004 and 2005, respectively and 4,866,950,000 weighted average number of shares in issue during the years ended December 31, 2003, 2004 and 2005. The Company has no potential dilutive ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and
	flight equipment
		Held		Other
		under		property,
		finance		plant and
	Owned	leases	Buildings	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Valuation
At January 1, 2005	26,142,685	13,452,651	2,254,015	2,321,357	44,170,708
Transfers from construction in progress (Note 15)	—	—	33,582	116,985	150,567
Transfers from advance payments on acquisition of aircraft (Note 17)	445,949	1,191,167	—	—	1,637,116
Additions through business acquisitions (Note 38)	4,781,327	2,155,855	72,222	293,429	7,302,833
Other additions	1,952,356	991,640	71,451	463,023	3,478,470
Disposals	(67,354)	—	(6,281)	(125,299)	(198,934)

At December 31, 2005	33,254,963	17,791,313	2,424,989	3,069,495	56,540,760

Accumulated depreciation
At January 1, 2005	9,638,471	3,264,609	392,209	1,131,533	14,426,822
Charge for the year	2,307,706	1,161,395	87,284	355,337	3,911,722
Disposals	(66,030)	—	(159)	(79,111)	(145,300)

At December 31, 2005	11,880,147	4,426,004	479,334	1,407,759	18,193,244

Net book amount
At December 31, 2005	21,374,816	13,365,309	1,945,655	1,661,736	38,347,516
At January 1, 2005	16,504,214	10,188,042	1,861,806	1,189,824	29,743,886

(a)	In January 2004, the Company exercised its right to terminate a finance lease arrangement and purchased an aircraft at a consideration equal to the present value of the remaining minimum lease payments on the date of the purchase. In this connection, the Company was entitled to a rebate of RMB98,921,000, as it had met certain conditions as defined in the original lease arrangement. Such a rebate was recognized as a reduction is the cost of the aircraft.

(b)	The Group’s property, plant and equipment is stated at fair value. The latest independent valuation was performed on June 30, 2001.

Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

	2004	2005
	RMB’000	RMB’000
At December 31,	29,262,326	37,943,085

(c)	As at December 31, 2005, aircraft owned by the Group with an aggregate net book amount of approximately RMB9,843,773,000 (2004: RMB9,737,032,000) were pledged as collateral under certain loan arrangements (see Note 29).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	CONSTRUCTION IN PROGRESS

	December 31,
	2004	2005
	RMB’000	RMB’000
At January 1,	219,788	188,654
Additions through business acquisitions (Note 38)	—	13,577
Other additions	178,065	189,220
Transfer to property, plant and equipment (Note 14)	(209,199)	(150,567)

At December 31,	188,654	240,884

Representing:
Buildings	81,599	103,418
Other property, plant and equipment	107,055	137,466

	188,654	240,884

16	LEASE PREPAYMENTS

	December 31,
	2004	2005
	RMB’000	RMB’000
Cost
At January 1,	965,462	965,462
Additions through business acquisitions (Note 38)	—	74,339
Other additions	—	94,843

At December 31,	965,462	1,134,644

Accumulated amortization
At January 1,	118,240	136,654
Amortization charge	18,414	25,219

At December 31,	136,654	161,873

Net book amount
At December 31,	828,808	972,771

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2005, the majority of these land use rights had remaining terms ranging from 41 to 49 years (2004: from 42 to 48 years).

Certificates of certain land use rights owned by the Group, with nil carrying value, are currently registered under the name of CEA Holding and held by CEA Holding on behalf of the Group. The Group is entitled to lawfully and validly occupy and use these lands for its daily operations. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaus are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. The Company’s directors do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group.

The directors do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	ADVANCE PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2004	2005
	RMB’000	RMB’000
At January 1,	2,239,893	2,678,603
Additions	1,996,990	7,751,197
Interest capitalized (Note 9)	57,120	279,989
Transfers to property, plant and equipment (Note 14)	(1,615,400)	(1,637,116)

At December 31,	2,678,603	9,072,673

Included in balance at December 31, 2004 and 2005 is accumulated interest capitalized of RMB 160,016,000 and RMB409,530,000, at an average interest rate of 4.0% and 4.0% respectively.

18	INTANGIBLE ASSETS

	December 31,
		Negative	Net
	Goodwill	goodwill	Balance
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2004
Net book amount, at beginning of year	84,830	(46,325)	38,505
Amortization (charge)/credit	(5,654)	3,452	(2,202)

Net book amount, at end of year	79,176	(42,873)	36,303

At December 31, 2004
Cost	113,105	(55,245)	57,860
Accumulated amortization and impairment	(33,929)	12,372	(21,557)

Net book amount, at end of year	79,176	(42,873)	36,303

Year ended December 31, 2005
Net book amount, at beginning of year as previously presented	79,176	(42,873)	36,303
Opening adjustment on derecognition of negative goodwill	—	42,873	42,873

	79,176	—	79,176
Additions through business acquisitions (Note 38)	609,135	—	609,135

Net book amount, at end of year	688,311	—	688,311

The amortization of goodwill of RMB5,654,000 and negative goodwill of RMB3,452,000 for the year ended December 31, 2004 is included in “other depreciation, amortization and operating lease” in the consolidated statements of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	INTANGIBLE ASSETS (CONTINUED)

Impairment tests for goodwill

The Company operates in one cash-generating unit (“CGU”) which is the carriage of passenger, cargo and mail over various routes.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation business in which the CGU operates.

Key assumptions used for value-in-use calculations are:

— Gross margin	20%
— Growth rate	10%
— Discount rate	5%
Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Company’s business.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	INVESTMENTS IN ASSOCIATES

	December 31,
	2004	2005
	RMB’000	RMB’000
Unlisted investments, at cost	757,676	763,240
Goodwill	47,060	47,060
Share of post acquisition results/(reserves)	(171,524)	(180,554)

	633,212	629,746

Movement of investments in associates is as follows:

	2004	2005
	RMB’000	RMB’000
At January 1,	656,054	633,212
Cost of additional investment	27,682	5,564
Share of results	(44,318)	(9,030)
Amortization of goodwill	(6,206)	—

At December 31,	633,212	629,746

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

	Place and		Attributable
	date of	Paid-up	equity		Principal
Company	establishment	capital	interest		activities
		RMB’000	2004	2005
China Eastern Airlines	PRC	600,000	40%	40%	Provision of air
Wuhan Co., Ltd. (a)	August 16, 2002				transportation services
(“CEA Wuhan”)

Eastern Air Group	PRC	400,000	25%	25%	Provision of financial
Finance Co., Ltd.	December 6, 1995				services to group
(“EAGF”)					companies of CEA
					Holding

Eastern Aviation	PRC	10,000	45%	45%	Provision of aviation
Advertising Services	March 4, 1986				advertising agency
Co., Ltd.					services

China Eastern Air	PRC	350,000	45%	45%	Provision of air
Catering Investment Co., Ltd.	November 17, 2003				catering services

Eastern Aviation Import	PRC	80,000	45%	45%	Provision of aviation
& Export Co., Ltd.	June 9, 1993				equipment, spare
(“EAIEC”)					parts and tools
					trading

Shanghai Dongmei	PRC	31,000	45%	45%	Provision of travelling
Aviation Travel Co.,	October 17, 2004				and accommodation
Ltd. (“SDATC”)					agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	INVESTMENTS IN ASSOCIATES (CONTINUED)

	Place and		Attributable
	date of	Paid-up	equity		Principal
Company	establishment	capital	interest		activities
		RMB’000	2004	2005
Qingdao Liuting	PRC	450,000	25%	25%	Provision of airport
International	December 1, 2000				operation services
Airport Co., Ltd.

Collins Aviation	PRC	57,980	35%	35%	Provision of airline
Maintenance Service	September 27, 2002				electronics products
Shanghai Ltd.					maintenance services

Shanghai Hongpu	PRC	25,000	30%	30%	Provision of cable and
Civil Airport	October 18, 2002				wireless
Communication					communication
Co., Ltd.					services

China Eastern Airlines	PRC	10,162	40%	40%	Provision of ticket
Development (HK)	May 20, 1995				sales and goods
Co., Ltd.					logistics

Jiangsu Huayu General	PRC	110,000	27%	27%	Provision of aviation
Aviation Co., Ltd.	December 1, 2004				supporting services

Notes:

(a)	Subsequent to December 31, 2005, the Company completed acquisitions amounting in aggregate to an additional 56% interest in China Eastern Airlines Wuhan Co., Ltd. (Note 42).

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Loss
	RMB’000	RMB’000	RMB’000	RMB’000
2004	2,098,974	1,465,762	915,174	(44,318)
2005	1,807,387	1,177,641	887,928	(9,030)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2004	2005
	RMB’000	RMB’000
Unlisted investments, at cost	7,680	59,552
Share of post-acquisition results/(reserves)	45,268	40,968

	52,948	100,520

The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

				(Loss)
	Assets	Liabilities	Revenues	/profit
	RMB’000	RMB’000	RMB’000	RMB’000
2004	65,813	12,865	102,587	45,268
2005	142,667	42,147	133,570	(4,300)

Movement of investments in jointly controlled entities is as follows:

	2004	2005
	RMB’000	RMB’000
At January 1,	—	52,948
Cost of additional investment	7,680	51,872
Share of results	45,268	(4,300)

At December 31,	52,948	100,520

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

	Place and		Attributable
	date of	Paid-up	equity		Principal
Company	establishment	capital	interest		activities
		RMB’000	2004	2005
Shanghai Technologies	PRC	113,843	—	51%	Provision of
Aerospace Co., Ltd.	September 28, 2004				repair and
(“STA”) (a)					maintenance

Shanghai Eastern	PRC	17,484	40%	40%	Provision of spare parts
Union Aviation	December 28, 1995				repair and
Wheels & Brakes					maintenance
Overhual Engineering Co., Ltd (“Wheels & Brakes”)

Eastern China Kaiya	PRC	10,000	41%	41%	Provision of computer
System Integration	May 21, 1999				systems development
Co., Ltd.

Notes

(a)	Under a Joint Venture Agreement dated March 10, 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	OTHER LONG-TERM ASSETS

	December 31,
	2004	2005
	RMB’000	RMB’000
Long-term bank deposits (a)	1,908,398	2,026,220
Deposits relating to aircraft under operating leases (b)	133,159	446,323
Prepaid customs duty and value added tax	21,083	4,756
Rental and renovation deposits	18,558	34,777
Prepaid staff benefits (c)	28,439	62,096
Other long-term receivables	92,969	131,386

	2,202,606	2,705,558

(a)	The long-term bank deposits are pledged as collateral under certain finance lease arrangements (see Note 28). As at December 31, 2004 and 2005, the effective interest rate on the long-term bank deposits was 5.0% and 3.6% per annum respectively. The deposits have average maturities of 4.4 years. The fair value of long-term bank deposit of the Group is RMB1,991 million and RMB2,114 million as at December 31, 2004 and 2005 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 6.5% (2004: 2.5% to 7.0%).

(b)	The fair value of deposits relating to aircraft under operating leases of the Group is RMB133 million and RMB446 million as at December 31,2004 and 2005 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.4% (2004: 2.4%).

(c)	This represents subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies in order not to be required to repay the Group for the subsidy. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortized over six years on the straight-line basis.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables is as follows:

	December 31,
	2004	2005
	RMB’000	RMB’000
Less than 31 days	1,223,059	1,580,082
31 to 60 days	259,086	134,095
61 to 90 days	116,048	122,377
91 to 180 days	93,587	34,097
181 to 365 days	4,047	13,302
Over 365 days	89,208	127,466

	1,785,035	2,011,419
Less: provision for impairment of receivables	(77,973)	(93,010)

Trade receivables, net	1,707,062	1,918,409

23	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2004	2005
	RMB’000	RMB’000
Prepaid aircraft operating lease rentals	19,373	21,279
Prepayment for acquisition of flight equipments and other assets	126,645	179,206
Deposits with banks and a financial institution with original maturity over three months but less than a year (a)	77,446	175,332
Custom duties and value added tax recoverable (b)	—	114,781
Rebate receivable on aircraft acquisitions	31,136	102,582
Rental deposits	43,674	49,303
Others	313,685	354,788

	611,959	997,271

(a)	As at December 31, 2004 and 2005, the effective interest rate on deposits with banks and a financial institution is 0.7 and 0.7% respectively.

(b)	Pursuant to the Caiguanshui [2004] No. 63 issued by the Ministry of Finance on December 29, 2004, PRC airlines (including the Company, China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd.) are subject to reduced custom duties and value added tax on imported flight equipment and overseas repair costs in relation to those aircraft flying on international and regional routes with effect from January 1, 2005. During the year ended December 31, 2005, the Group paid the related custom duties and value added tax at the standard rates and hence is entitled to a refund of over payment. As at December 31, 2005, the Group has aggregated recoverable balances of RMB114,781,000.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	CASH AND CASH EQUIVALENTS

The carrying amounts of the cash and cash equivalents are denominated in the following currencies:

	2004	2005
	RMB’000	RMB’000
Renminbi	1,821,638	1,281,206
US Dollars	105,448	333,099
Japanese Yen	55,203	76,591
Euro	27,760	37,420
Pound Sterling	17,534	22,979
Australian Dollars	13,601	18,969
Singapore Dollars	15,063	15,943
Canadian Dollars	4,977	14,187
Others	53,223	63,607

	2,114,447	1,864,001

25	TRADE PAYABLES AND NOTES PAYABLES

The aging analysis of trade payables and notes payables is as follows:

	December 31,
	2004	2005
	RMB’000	RMB’000
Less than 31 days	923,041	1,697,293
31 to 60 days	69,163	397,187
61 to 90 days	74,533	195,869
91 to 180 days	369,478	846,775
181 to 365 days	—	212,025
Over 365 days	21,002	45,749

	1,457,217	3,394,898

As at December 31, 2005, all notes payables totaling RMB 1,775,048,000 were unsecured. Discount rates ranged from 2.9% to 3.2% (2004: 3.8% to 4.1%) and all notes are repayable within six months.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2004	2005
	RMB’000	RMB’000
Accrued fuel cost	1,239,930	1,415,797
Accrued take-off and landing charges	724,164	810,226
Accrued aircraft overhaul expenses	461,200	745,627
Accrued salaries, wages and benefits	242,195	271,963
Other accrued operating expenses	492,109	739,415
Duties and levies payable	431,922	755,373
Current portion of provision for staff housing allowances (Note 34 (b))	93,427	13,270
Current portion of other long-term liabilities (Note 32)	30,000	66,029
Current portion of post-retirement benefit obligations (Note 33(b))	27,500	35,825
Staff housing fund payable (Note 34(a))	75,364	136,510
Deposit received from ticketing agents	215,335	353,805
Current portion of operating lease payable	—	52,268
Staff welfare payable	25,666	39,433
Others	407,212	585,940

	4,466,024	6,021,481

27	PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

	December 31,
	2004	2005
	RMB’000	RMB’000
At January 1,	266,093	254,009
Additions through business acquisitions (Note 38)	—	196,122
Additional provisions	75,897	64,700
Reversal resulting from change in estimate (a)	(20,814)	(58,577)
Utilization	(67,167)	(52,255)

At December 31,	254,009	403,999
Less: current portion	(52,798)	(15,589)

Long-term portion	201,211	388,410

Provision of aircraft overhaul expenses represents the present value of estimated costs of major overhauls for aircraft and engines under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

(a)	Prior to 2005, the overhauls for Company’s certain aircraft models under operating leases were performed by overseas service providers. In 2005, the Company identified domestic facilities to carry out overhauls for certain aircraft models. The cost of the overhauls carried out domestically was lower than that in overseas. Accordingly, the Company changed its estimate for provision for aircraft overhauls as related those aircraft models.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	OBLIGATIONS UNDER FINANCE LEASES

At December 31, 2004 and 2005, Group had 22 and 26 aircraft, respectively under finance leases. Under the terms of the leases, Group has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined costs of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interests), and the present value of the minimum lease payments under finance leases are as follows:

	December 31, 2004			December 31, 2005
			Present			Present
			value of			value of
	Minimum		Minimum	Minimum		minimum
	lease		Lease	lease		lease
	payments	Interest	Payments	payments	Interest	payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	1,526,981	337,333	1,189,648	2,885,047	457,010	2,428,037
In the second year	1,962,208	262,372	1,699,836	2,870,162	300,106	2,570,056
In the third to fifth year	3,924,600	168,346	3,756,254	3,487,110	472,914	3,014,196
After the fifth year	2,401,578	385,030	2,016,548	2,934,000	337,792	2,596,208

Total	9,815,367	1,153,081	8,662,286	12,176,319	1,567,822	10,608,497
Less: amount repayable within one year	(1,526,981)	(337,333)	(1,189,648)	(2,885,047)	(457,010)	(2,428,037)

Long-term portion	8,288,386	815,748	7,472,638	9,291,272	1,110,812	8,180,460

The fair value of obligations under finance leases is RMB8,382 and RMB10,432 million as at December 31,2004 and 2005 respectively, which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 7.0% (2004: 2.5% to 7.0%).

At December 31, 2004 and 2005, the Group had long-term bank deposits totaling RMB 1,908,398,000 and RMB2,026,220,000 respectively pledged as collateral under certain finance lease arrangements (Note 21). In addition, the finance lease obligations are secured by the related aircraft, assignments of all benefits of the relevant insurance policies relating to the aircraft together with guarantees provided by certain banks in the PRC.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	BORROWINGS

	December 31,
	2004	2005
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
— secured	2,987,920	5,809,678
— unsecured	4,554,908	3,980,438

	7,542,828	9,790,116

Current
Long-term bank borrowings
— secured	2,925,038	1,555,313
— unsecured	268,394	1,313,917
Short-term bank borrowings
— secured	—	33,000
— unsecured	6,188,919	13,677,856
Debentures	—	1,974,544

	9,382,351	18,554,630

Total borrowings	16,925,179	28,344,746

The borrowings are repayable as follows:
Within one year	9,382,351	18,554,630
In the second year	2,386,862	2,663,434
In the third to fifth year	3,216,181	5,517,473
After the fifth year	1,939,785	1,609,209

	16,925,179	28,344,746

The fair value of long-term borrowings of the Group is RMB9,909 million and RMB12,044 million respectively, which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.5% (2004: 7.6%).
The terms of the long-term bank loans are summarized as follows:

		2004	2005
	Interest rate and final maturities	RMB’000	RMB’000
RMB denominated bank loans:
Loans for working capital	Fixed interest rates ranging from 4.94% to 5.76% per annum as at December 31, 2005; 3-year loans with final maturity through to 2008.	1,710,100	3,253,500

Loans for the purchases of aircraft	Fixed interest rates of 5.18% per annum as at December 31, 2005; 2 to 8-year loans with final maturity through to 2012	880,000	1,455,000

Loans for construction projects	Fixed interest rates of 5.76% per annum as at December 31, 2005; 7 to 10-year loans with final maturities through to 2007	412,500	200,000

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	BORROWINGS (CONTINUED)

		2004	2005
	Interest rate and final maturities	RMB’000	RMB’000
U.S. dollar denominated bank loans:
Loans for the purchases of aircraft	Fixed interest rates ranging from 4.01% to 6.86% per annum 2 to 10-year loans with final maturities through to 2013	—	296,120

Loans for the purchases of aircraft	Floating interest rates ranging from 3 months LIBOR+0.25% to 6 months LIBOR+0.75% as at December 31, 2005; 2 to 10-year loans with final maturities through to 2015	7,703,037	7,295,480

Loan for the purchase of an aircraft simulator	Floating interest rates of 6 months LIBOR +0.6% as at December 31, 2005; 3-year loans with final maturity in 2007	30,623	111,820

Loan for finance* leases of aircraft	Fixed interest rates ranging from 6.46% to 8.62% per annum, repayable by instalments up to 2008	—	47,426

Total long-term bank loans		10,736,260	12,659,346

*	These loans are secured by the related aircraft.
Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at December 31, 2005, the interest rates relating to such borrowings were ranging from 2.22% to 5.04% per annum (2004: 2.06% to 5.04% per annum). During the year ended December 31, 2005, the weighted average interest rate on short-term bank loans was 4.62% per annum (2004: 3.34% per annum).
On August 5, 2005, the Company issued debentures with a face value of RMB1,000,000,000 at an issue price of RMB971,600,000, being 97.16% of the face value, and repayable on August 4, 2006. On August 23, 2005, the Company issued additional debentures with face value of RMB1,000,000,000 at an issue price of RMB980,000,000, being 98% of the face value, and repayable on May 22, 2006.
The zero coupon debentures are accounted for in the balance sheets of the Group and the Company as follows:

2005
RMB’000
Nominal value	2,000,000
Less: Unamortized discount	(25,456)

1,974,544

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	BORROWINGS (CONTINUED)

The carrying amounts of the borrowings are denominated in the following currencies:

	2004	2005
	RMB’000	RMB’000
Renminbi	7,295,601	13,112,485
US Dollars	9,430,325	15,232,261
Japanese Yen	199,253	—

	16,925,179	28,344,746

As at December 31, 2004 and 2005, the secured bank borrowings of the Group for the purchases of aircraft was secured by the related aircraft with an aggregate net book amount of RMB9,737,032,000 and RMB9,843,773,000 respectively (Note 14). Certain secured bank borrowings with aggregate amount of RMB1,162,186,000 and RMB2,899,386,000 were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank as at December 31,2004 and 2005 respectively.

Certain unsecured bank borrowings of the Group totalling of RMB2,122,600,000 and RMB2,122,600,000 were guaranteed by CEA Holding as at December 31,2004 and 2005 respectively (Note 39)

30	SHARE CAPITAL

	December 31,
	2004	2005
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each Unlisted shares held by CEA Holding and employees	3,000,000	3,000,000
A shares listed on The Shanghai Stock Exchange	300,000	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950

	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry the same rights.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	RESERVES

(Amounts in thousands)

		Statutory
		and
		discretionary		Capital	Hedging
	Share	reserves	Revaluation	reserve	reserve	Retained
	premium	(Note (a))	reserve	(Note (b))	(Note 35)	profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2004, as previously presented	1,006,455	314,035	490,688	(720,057)	(77,879)	501,959	1,515,201
Effect of changes in accounting policy on the adoption of IAS16	—	—	—	—	—	(207,609)	(207,609)

At January 1, 2004, restated	1,006,455	314,035	490,688	(720,057)	(77,879)	294,350	1,307,592
Unrealized losses on cashflow hedges (Note 35)
— gross	—	—	—	—	(7,610)	—	(7,610)
— tax	—	—	—	—	1,141	—	1,141
Realized gains on cashflow hedges (Note 35)
— gross	—	—	—	—	(8,839)	—	(8,839)
— tax	—	—	—	—	1,326	—	1,326
Profit attributable to equity holders of the Company	—	—	—	—	—	320,691	320,691
Transfer from retained profits to reserves (a)	—	67,136	—	—	—	(67,136)	—

At December 31, 2004	1,006,455	381,171	490,688	(720,057)	(91,861)	547,905	1,614,301

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	RESERVES (CONTINUED)

(Amounts in thousands)

		Statutory
		and
		discretionary		Capital	Hedging
	Share	reserves	Revaluation	reserve	reserve	Retained
	premium	(Note (a))	reserve	(Note (b))	(Note 35)	profits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2005, as previously presented	1,006,455	381,171	490,688	(720,057)	(91,861)	948,898	2,015,294
Effect of changes in accounting policy on the adoption of IAS 16	—	—	—	—	—	(400,993)	(400,993)

At January 1, 2005, restated	1,006,455	381,171	490,688	(720,057)	(91,861)	547,905	1,614,301
Recognition of negative goodwill in retained profits on the adoption of IFRS 3	—	—	—	—	—	42,873	42,873

	1,006,455	381,171	490,688	(720,057)	(91,861)	590,778	1,657,174
Unrealized gains on cashflow hedges (Note 35)
— gross	—	—	—	—	181,449	—	181,449
— tax	—	—	—	—	(27,217)	—	(27,217)
Realized gains on cashflow hedges (Note 35)
— gross	—	—	—	—	(20,759)	—	(20,759)
— tax	—	—	—	—	3,114	—	3,114
Dividend relating to 2004	—	—	—	—	—	(97,339)	(97,339)
Loss attributable to equity holders of the company	—	—	—	—	—	(467,307)	(467,307)
Transfer from retained profits to reserves (a)	—	26,671	—	—	—	(26,671)	—

At December 31, 2005	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115

(a)	Statutory and Discretionary Reserves

	December 31,
	2004	2005
	RMB’000	RMB’000
Statutory common reserve fund	178,797	196,746
Statutory common welfare fund	174,385	183,107
Discretionary common reserve fund	27,989	27,989

	381,171	407,842

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group’s company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	RESERVES (CONTINUED)

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the companies is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Group companies employees. This fund is non-distributable other than in liquidation.

Each of the Group company is allowed to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

For the year ended December 31, 2005, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation of the Company to reserves has been made for the year ended December 31, 2005 (2004: nil). The transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.
(b)	Capital reserve
Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring in June 1996.

32	OTHER LONG-TERM LIABILITIES

	December 31,
	2004	2005
	RMB’000	RMB’000
Deferred credit on aircraft operating lease rental (a)	—	43,645
Deferred credit on government grants (b)	—	70,410
Other long-term payable (c)	130,204	107,203

	130,204	221,258
Less: Current portion (Note 26)	(30,000)	(66,029)

Long-term portion	100,204	155,229

(a)	Deferred credit on aircraft operating lease rental represents the unamortized portion of lease incentives from lessors.

(b)	Deferred credit on government grants represents government grants received for construction and acquisition of safety and security facilities. As at December 31, 2005, the related facilities have not been constructed or purchased.

(c)	The balance is unsecured, bearing interest at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30,000,000 (before taking into account of time value) up to year 2009.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS
(a)		Defined contribution retirement schemes

	(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended December 31, 2003 ,2004 and 2005, the Group’s pension cost charged to the consolidated income statements amounted to RMB 121,200,000, RMB146,500,000 and RMB228,264,000 respectively.

	(ii)	Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organized by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2003, 2004 and 2005, the Group’s medical insurance contribution charged to the statements of operations amounted to RMB36,424,000, RMB47,700,000 and RMB51,954,000 respectively.

(b)		Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2004	2005
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	731,077	1,970,292
Unrecognized actuarial gain	(85,345)	(731,590)

Post-retirement benefit obligations	645,732	1,238,702
Less: current portion (Note 26)	(27,500)	(35,825)

Long-term portion	618,232	1,202,877

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the statements of operations as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Current service cost	13,064	20,849	56,436
Interest cost	27,235	29,857	45,200
Actuarial losses recognized	—	998	823

Total (Note 8)	40,299	51,704	102,459

Principal actuarial assumptions at the balance sheet date are as follows:

	2003	2004	2005
Discount rate	5.0%	5.0%	3.5%
Annual rate of increase of per capita benefit payment	1.5%	1.5%	1.5%
Employees turnover rate	3.0%	3.0%	3.0%

34	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 1% to 15% (2004: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2003, 2004 and 2005, the Group’s contributions to the housing funds amounted to RMB 65,300,000, RMB94,200,000 and RMB102,472,000 respectively which has been charged to the statements of operations. The staff housing fund payable as at December 31, 2004 and 2005 amounted to RMB75,364,000 and RMB136,510,000 respectively (Note 26). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides staff housing allowances to eligible employees who joined in the Group prior to 1998 according to the Group’s staff housing allowance policy introduced in October 2003 (the “Staff Housing Allowance Policy”).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	STAFF HOUSING BENEFITS (CONTINUED)

(b)	Staff housing allowances (CONTINUED)

Under the Staff Housing Allowance Policy, employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum area as set out in the Staff Housing Allowance Policy, are entitled to a cash allowance based on the area of quarter entitled and the unit price as set out in the Staff Housing Allowance Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. Upon the establishment of the Staff Housing Allowance Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement would be paid over a period of 4 to 5 years. As at December 31, 2005, the present obligation of the provision for the employee’s staff housing entitlement is RMB457,466,000 (2004: RMB369,675,000), of which RMB13,270,000 (2004: RMB93,427,000) is classified as current portion in ‘other payables and accrued expenses’.

For the year ended December 31, 2004 and 2005, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB29,253,000 and RMB36,231,000 respectively which has been charged to the statements of operations.

35	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2004	2005	2004	2005
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31,
Interest rate swaps (a)	11,571	71,260	19,447	19,821
Forward foreign exchange contracts (b)	—	2,469	100,196	17,808
Fuel option contracts (c)	—	50,193	—	22,985

Total	11,571	123,922	119,643	60,614

Less: non-current portion
Interest rate swaps	(11,571)	(70,292)	(19,447)	(2,731)
Forward foreign exchange contracts	—	(594)	(100,196)	(10,380)
Fuel option contracts	—	—	—	(12,659)

	(11,571)	(70,886)	(119,643)	(25,770)

Current portion	—	53,036	—	34,844

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(iii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually reference to LIBOR, into fixed rates. The Group’s interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedge. As at December 31, 2004 and 2005, the notional amount of the outstanding interest rate swap agreements was approximately US$437 million and US$661 million respectively: These agreements will expire between 2006 and 2016. For the year ended December 31, 2004 and 2005, a net gain of RMB29,700,000 and RMB78,546,000 respectively arising from changes in the fair value of the interest rate swaps subsequent to initial recognition was recognized directly in the hedging reserve (Note 31).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 35 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(vi)). These contracts are generally for selling of Japanese Yen and purchasing of U.S. dollars at fixed exchange rates. On July 21, 2005, the People’s Bank of China revalued the RMB with reference to an undisclosed basket of currencies. Prior to the revaluation, the Group’s currency forward contracts qualified for hedge accounting and were accounted for as cashflow hedge of firm commitments. After the revaluation, the Group discontinued the hedge relationship and did not apply hedge accounting on forward foreign exchange contracts from July 1, 2005. As at December 31, 2004 and 2005, the notional amount of the outstanding currency forward contracts was approximately US$226 million and US$92 million respectively, which will expire between 2006 and 2010. For the years ended December 31, 2003, 2004 and 2005, a net loss of 58,102,000, a net loss of RMB 46,149,000 and a net gain of RMB82,144,000 respectively arising from changes in the fair value of these foreign currency forwards between the initial recognition up to June 30, 2005 was recognized directly in the hedging reserve (Note 31). The change in the fair value between July 1, 2005 and December 31, 2005 of RMB13,299,000 was recognized in the statements of operations.

(c)	Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at December 31, 2005, the Group had outstanding fuel option contracts to buy approximately 2,600,000 barrels of crude oil at prices which ranging from US$ 41 to US$ 70 per barrel and sell approximately 6,840,000 barrels of crude oil at prices which ranging from US$ 33.5 to US$ 87.25 per barrel, all of which will expire between 2006 and 2007. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognized directly in the statements of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
				(Note 2a)
	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	USD’000
(Loss)/Profit before income tax	(741,302)	585,972	(577,432)	(71,551)
Adjustments for:
Depreciation of property, plant and equipment	2,956,031	3,076,585	3,911,722	484,712
Gains on disposals of property, plant and equipment	33,578	(47,819)	(8,073)	(1,000)
Share of results in associates	32,738	50,524	9,030	1,119
Share of results in jointly controlled entities	—	(45,268)	4,300	533
Amortization of lease prepayments	20,049	18,414	25,219	3,125
Amortization of goodwill and negative goodwill	2,202	2,202	—	—
Net foreign exchange (gains)/loss	77,850	32,207	(414,640)	(51,379)
Gains on disposals of financial assets held for trading	(21,920)	(5,235)	—	—
Fair value gains on financial assets at fair value through profit or loss	—	(8,839)	(30,877)	(3,826)
Consumption of flight equipment spare parts	86,009	139,711	239,134	29,632
Allowance for obsolescence of flight equipment spare parts	53,336	73,406	(13,930)	(1,726)
Provision for impairment of trade and other receivables	19,229	24,250	25,325	3,138
Provision for post-retirement benefits	40,299	51,704	102,459	12,696
Provision for staff housing allowance	260,463	29,253	36,231	4,489
Provision for aircraft overhaul expenses	63,757	75,897	64,700	8,017
Interest income	(147,846)	(129,020)	(128,700)	(15,948)
Interest expense	860,304	868,339	1,100,357	136,348

Operating profit before working capital changes	3,594,777	4,792,283	4,344,825	538,379

Changes in working capital
Flight equipment spare parts	(128,713)	(110,725)	(294,969)	(36,550)
Trade receivables	(360,451)	(136,995)	(112,027)	(13,882)
Amount due from related companies	770	(122,253)	(83,459)	(10,342)
Prepayments, deposits and other receivables	197,006	(361,345)	(306,283)	(37,952)
Sales in advance of carriage	225,739	(206,496)	101,490	12,576
Trade payables and notes payables	348,959	509,638	821,222	101,760
Amount due to related companies	432,510	138,968	156,062	19,338
Other payables and accrued expenses	(202,937)	(120,900)	(1,030,806)	(127,730)
Other long-term liabilities	9,610	8,344	(67,764)	(8,397)
Provision for aircraft overhaul expenses	(11,457)	(91,321)	(110,832)	(13,733)
Post-retirement benefit obligations	(19,455)	(27,093)	(29,370)	(3,639)
Staff housing allowances	—	(29,253)	(18,306)	(2,269)

	491,581	(549,431)	(975,042)	(120,820)

Cash generated from operations	4,086,358	4,242,852	3,369,783	417,559

(b) Non-cash transaction

Investing activities not affecting cash
Injection of land use right from minority shareholder of a subsidiary	—	—	63,063	7,814
Capital contribution to a jointly controlled entity in form of property, plant and equipment	—	—	51,872	6,428
Utilization of rebates from aircraft acquisition for purchases of flight equipment spare parts	—	98,921	—	—

Financing activities not affecting cash
Finance lease obligations incurred for acquisition of aircraft	1,163,979	3,525,570	991,640	122,877

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	COMMITMENTS

(a)	Capital commitments

The Group has the following capital commitments:

	2004	2005
	RMB’000	RMB’000
Authorized and contracted for:
— Aircraft, engines and flight equipment	8,791,472	47,259,446
— Other property, plant and equipment	129,440	96,827
— Acquisition of a subsidiary (Note 42)	308,134	390,000

	9,229,046	47,746,273

Authorized but not contracted for:
— Aircraft, engines and flight equipment	3,533,000	723,000
— Others property, plant and equipment	2,381,710	13,424,055

	5,914,710	14,147,055

Total	15,143,756	61,893,328

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built in the contracts and any discounts available upon delivery of the aircraft, if any, are expected to be paid as follows:

2005
RMB’000
2006	9,006,906
2007	12,703,578
2008	13,523,589
2009	6,256,592
2010	5,768,781

Total	47,259,446

(b)	Operating lease commitments

The Group has commitments under operating leases to pay future minimum lease rentals as follows:

	2004	2005
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	1,024,857	1,633,301
In the second year	1,095,792	1,550,209
In the third to fifth year	3,094,495	4,075,691
After the fifth year	550,310	2,015,670

	5,765,454	9,274,871

Land and buildings
Within one year	19,287	68,739
In the second year	14,874	60,330
In the third to fifth year inclusive	25,401	44,951
After the fifth year	22,139	2,846

	81,701	176,866

Total	5,847,155	9,451,737

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	BUSINESS ACQUISITIONS

On June 30, 2005, pursuant to an acquisition agreement entered into between the Company, CEA Holding, China Eastern Air Northwest Company (“CEA Northwest”; a wholly owned subsidiary of CEA Holding) and China Eastern Air Yunnan Company (“CEA Yunnan”; a wholly owned subsidiary of CEA Holding), and upon approval by the Company’s shareholders in a General Meeting, the Company acquired certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. The aggregate acquisition price paid and payable by the Company is RMB639,749,000.

The goodwill is attributable to an increase in the Company’s competitiveness as a result of its increased size and the extension of the business scope geographically to the north-western and southern-western regions of the PRC.

The acquired businesses contributed revenues of RMB4,269,745,000 and profit after taxation of RMB23,552,000 to the Group for the period from July 1, 2005 to December 31, 2005. If the acquisition had occurred on January 1, 2005, the acquired businesses would have contributed revenues of RMB7,740,744,000, and net loss of RMB510,870,000 to the Group for the year ended December 31, 2005.

Details of net assets acquired and related goodwill are as follows:

RMB’000
Purchase consideration:
— Cash	639,749
— Direct costs relating to the acquisition	29,968

Total purchase consideration	669,717
Fair value of net assets acquired — shown as below	(60,582)

Goodwill (Note 18)	609,135

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	BUSINESS ACQUISITIONS (CONTINUED)

The assets and liabilities arising from the acquisition are as follows:

Fair value of net assets acquired
RMB’000
Property, plant and equipment	7,302,833
Construction in progress	13,577
Lease prepayments	74,339
Investments in associates	5,564
Other long-term assets	777,644
Deferred tax assets	93,017
Flight equipment spare parts	385,971
Trade receivables	124,645
Prepayment, deposits and other receivables	74,993
Cash and cash equivalents	629,013
Trade payables and notes payables	(263,748)
Sales in advance of carriage	(1,702)
Other payables and accrued expenses	(2,600,738)
Borrowings, current portion	(2,163,898)
Borrowings, long-term portion	(814,220)
Taxation	(26,319)
Derivative Liabilities	(16,151)
Obligations under finance leases	(2,515,423)
Provision for aircraft overhaul expenses	(196,122)
Post retirement benefit obligations	(519,881)
Staff housing allowance	(150,023)
Other long-term liabilities	(152,789)

Net assets acquired	60,582

Purchase consideration settled in cash	669,717
Cash and cash equivalents in businesses acquired	(629,013)

Cash outflow on business acquisition	40,704

See Note 42 for details regarding a business acquisition completed after the balance sheet but before the approval of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company’s shares as at December 31, 2005. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as “the state-controlled enterprises”).

(a) Related party transactions
The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees of state-controlled enterprises while such employees are on corporate business as well as their close family members. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, the management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. Management believes that meaningful related party disclosures on these retail transactions have been adequately made.

The other related party transactions are:

		Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.72% per annum in 2003, 2004 and 2005	EAGF**	4,096	4,897	5,341

Interest expense on loans at rates of 4.54% per annum in 2003, 4.5% per annum in 2004 and 4.50% per annum in 2005	EAGF**	(6,396)	(1,150)	(14,855)

Commission income on carriage	CEA Northwest*	51,667	93,062	39,247
service provided by other airlines	CEA Yunnan*	50,442	81,517	38,817
with air tickets sold by the Group, at rates ranging from 3% to 9% of the value of tickets sold	CEA Wuhan ***	28,964	32,396	46,412

Commission expense on air tickets	CEA Northwest*	(17,776)	(14,181)	(2,374)
sold on behalf of the Group, at	CEA Yunnan*	(10,743)	(22,494)	(6,238)
rates ranging from 3% to 9% of	CEA Wuhan***	(8,547)	(32,396)	(9,550)
the value of tickets sold	SDATC**	(24,940)	(8,228)	(7,402)
	China Eastern Air	—	—	(34,225)
	Development (HK) Co., Ltd
	Shanghai Tourism	(6,046)	(13,201)	(21,815)
	(HK) Co., Ltd

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

		Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC**	(21,393)	(34,270)	(40,590)

Ticket reservation service charges for utilization of computer reservation system	Travel Sky Technology Limited	(71,884)	(86,311)	(124,677)

Repairs and maintenance expense for ground service facilities	CEA Northwest *	—	(9,535)	—

Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(25,361)	(25,445)	(63,972)
	STA		—	(104,853)
	EAIEC**		—	(6,969)

Lease rental income from operating lease of aircraft	CEA Wuhan Airlines***	31,209	38,239	41,327

Lease rental charges for operating lease of aircraft	CEA Northwest*	(92,466)	(199,188)	—
	CEA Yunnan*	(27,726)	(86,341)	—

Supply of food and beverages	Eastern Air (Shantou)
	Economic Development Co., Ltd.	(36,413)	(57,623)	(61,701)
	CEACI	—	(188,406)	(231,759)
	Shanghai Eastern Air Catering Co., Ltd	(96,984)	(165,643)	(184,306)
	Qingdao Eastern Air
	Catering Investment Co., Ltd.	—	(14,291)	(15,055)
	Xian Eastern Air
	Catering Investment Co., Ltd.	—	(50)	(15,079)
	Yunnan Eastern Air
	Catering Investment Co., Ltd.	—	(244)	(17,451)

Advertising expense	Eastern Aviation Advertising Service Co., Ltd. (“EAASC”)	(2,676)	(5,629)	(8,611)

Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(3,149)	(14,850)	(8,987)

Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(5,945)	(5,582)	(4,909)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)
*	The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from June 30, 2005. Transactions with CEA Northwest and CEA Yunnan up to June 30, 2005 are regarded as related party transactions.

**	EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

***	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.

		Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CAAC and its affiliates:
Civil aviation infrastructure levies paid to CAAC	CAAC	(129,646)	(251,185)	(466,191)

Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	(157,278)	(154,086)	(201,653)

With other state-controlled enterprises:
Take-off and landing fees charges	State-controlled airports	(1,372,896)	(1,579,115)	(2,461,858)

Purchase of aircraft fuel	State-controlled fuel suppliers	(2,128,628)	(3,447,336)	(4,571,155)

Interest income on deposits at an average rates of 0.72% per annum (2004: 0.72% per annum)	State-controlled banks	38,012	15,025	30,948

Interest expense on loans at an average rate of 4.54% per annum (2004: 4.54% per annum)	State-controlled banks	(976,760)	(588,842)	(790,478)

Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	Other PRC airlines	(41,284)	(78,232)	(153,528)

Supply of food and beverages	Other state-control enterprises	(146,141)	(236,102)	(368,120)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Balances with related companies

(i) Amounts due from related companies

	2004	2005
Company	RMB’000	RMB’000
China Eastern Air Development (HK) Co., Ltd	—	66,457

CEA Holding	23,835	57,773

SDATC**	39,485	43,223

Shanghai Tourism (HK) Co., Ltd	—	23,177

CEA Wuhan ***	—	3,541

EAIEC**	—	4,956

STA	—	4,927

CEA Yunnan*	52,161	—

Other related companies	6,772	1,658

Total	122,253	205,712

*	The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from June 30, 2005. Transactions with CEA Northwest and CEA Yunnan up to June 30, 2005 are regarded as related party transactions.

**	EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

***	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.
Except for amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(ii) Amounts due to related companies

	2004	2005
Company	RMB’000	RMB’000
EAIEC**	(47,093)	(90,123)

EAGF**	—	(4,328)

CEA Wuhan ***	(19,063)	(80,407)

STA	—	(8,491)

CEA Holding	—	(94,216)

CEA Northwest*	(69,380)	—

Other related companies	(3,432)	(17,465)

Total	(138,968)	(295,030)

*	The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from June 30, 2005. Transactions with CEA Northwest and CEA Yunnan up to June 30, 2005 are regarded as related party transactions.

**	EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

***	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005
Except for amounts due to EAGF and CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits and short-term loans with an associate

	Average interest rate
	2004	2005	2004	2005
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and other Receivables)
“EAGF”	0.7%	0.7%	413,870	475,078

Short-term loans (included in Borrowings)
“EAGF”*	4.5%	4.5%	140,765	213,702

*	EAGF is a 25% owned associate of the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
39	RELATED PARTY TRANSACTIONS (CONTINUED)
(iv) State-controlled banks and other financial institutions

	Average interest rate
	2004	2005	2004	2005
			RMB’000	RMB’000
Bank deposits
(included in cash and cash equivalents)	0.7%	0.7%	1,814,207	1,196,963
Long-term bank borrowings	3.2%	4.6%	10,736,260	10,438,483
(c) Guarantees by holding company
At December 31, 2005, long-term bank loans of the Group with an aggregate amount of RMB2,122,600,000 (2004: RMB2,122,600,000) were guaranteed by CEA Holding (Note 29).
(d) Key management compensation

	2004	2005
	RMB’000	RMB’000
Salaries, bonus, allowances and benefits	1,813	1,825
40	ULTIMATE HOLDING COMPANY
The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.
41	CONTINGENT LIABILITIES
In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims in the air crash of an aircraft of CEA Yunnan that occurred on November 21, 2004 in Baotou, Neimonggol, the PRC.
Management has engaged legal representatives to vigorously contest the proceedings. The proceedings is still in an early stage and in the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse effect to the financial position of the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
42	POST BALANCE SHEET EVENT
On December 8, 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission (“Wuhan SASAC”) and Shanghai Junyao Aviation Investment Company Limited (“Shanghai Junyao”) to acquire (i) a 38% equity interest in CEA Wuhan from Wuhan SASAC for a consideration of RMB278,000,000, and (ii) a 18% equity interest in CEA Wuhan from Shanghai Junyao for a consideration of RMB140,000,000, respectively, totaling RMB418,000,000,. Based on an independent valuation conducted on December 31, 2005, a 56% share of the fair value of the net assets acquired amounted to approximately RMB214,159,000. The acquisitions were conditional upon approvals of the agreements from relevant governmental and regulatory authorities. On January 4, 2006, all the necessary approvals were obtained and the acquisitions were completed.
Pursuant to the acquisition agreement between the Company and Wuhan SASAC, after receipt of the purchase consideration from the Company, Wuhan SASAC would settle RMB 152,000,000 for an amount it owed to CEA Wuhan. On March 23, 2006, Wuhan SASAC paid the aforesaid amount to CEA Wuhan.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP
Differences between IFRS and U.S. GAAP which have significant effects on the consolidated profit (loss) attributable to equity holders and consolidated net assets of the Group are summarised as follows:

		2003	2004	2005
	Note	RMB’000	RMB’000	RMB’000

Consolidated profit (loss) attributable to the Company’s equity holders
As stated under IFRS		(980,675)	456,371	(438,728)
Less: Minority interests	(g)	(116,486)	(135,680)	(28,579)

		(1,097,161)	320,691	(467,307)
U.S. GAAP adjustments:
Net income (loss) attributable to airline operations of CEA Northwest and CEA Yunnan before June 30, 2005	(a)	(493,075)	24,424	(575,326)
Reversal of difference in depreciation charges and profit (loss) on disposals of fixed assets arising from revaluation of fixed assets	(b)	53,812	64,667	74,664
Rescission of related party lease arrangements	(c)	—	(133,029)	—
Reversal of the retroactive effect of the new overhaul accounting policy adopted in 2005	(d)	173,347	227,510	(471,756)
Change in accounting policy on the recognition of negative goodwill under IFRS 3	(e)	—	—	3,452
Others	(f)	6,860	(1,518)	(7,172)
Deferred tax effect on the U.S. GAAP adjustments	(h)	(35,103)	(43,598)	60,122

As stated under U.S. GAAP		(1,391,320)	459,147	(1,383,323)

Basic and fully diluted earnings (loss) per share under U.S. GAAP		(RMB 0.286)	RMB 0.094	(RMB 0.284)

Basic and fully diluted earnings (loss) per American Depository Share (“ADS”) under U.S. GAAP		(RMB 28.59)	RMB 9.43	(RMB 28.42)

		2003	2004	2005
	Note	RMB’000	RMB’000	RMB’000

Consolidated net assets
As stated under IFRS		6,701,310	7,302,086	6,918,542
Less: Minority interests	(g)	(526,768)	(820,835)	(822,477)

		6,174,542	6,481,251	6,096,065
U.S. GAAP adjustments:
Shareholders’ equity attributable to airline operations of CEA Northwest and CEA Yunnan	(a)	(1,357,699)	(1,426,741)	413,841
Reversal of net revaluation surplus and difference in depreciation charges, the related accumulated depreciation and profit (loss) on disposals arising from the revaluation of fixed assets	(b)	(544,677)	(480,010)	(405,346)
Reversal of the retroactive effect of the new overhaul accounting policy adopted in 2005	(d)	244,246	471,756	—
Change in accounting policy on the recognition of negative goodwill under IFRS 3	(e)	—	—	(39,421)
Others	(f)	35,971	34,453	27,281
Deferred tax effect on the U.S. GAAP adjustments	(h)	(9,395)	(52,993)	7,129

As stated under U.S. GAAP		4,542,988	5,027,716	6,099,549

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)
NOTES:
(a)	CEA Northwest and CEA Yunnan Acquisitions

As disclosed in Note 38, the Group acquired certain assets and liabilities of the aviation businesses of CEA Northwest and CEA Yunnan effective June 30, 2005. Under IFRS, acquisition accounting was applied to these business combinations such that the businesses are consolidated by the Group from June 30, 2005.

Under U.S. GAAP, these transactions are considered to be combinations of businesses under common control which are accounted for in a manner similar to “pooling-of-interests”. Consequently, the acquired assets and liabilities of CEA Northwest and CEA Yunnan and their results of operations and cash flows have been included in the condensed consolidated financial statements of the Group at their U.S. GAAP carrying values for all years presented.

Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of CEA Northwest’s and CEA Yunnan’s aviation businesses under common control for the relevant periods are set forth in Note 44 to our audited consolidated financial statements included in this annual report.

(b)	Revaluation of fixed assets

Under IFRS, the Group’s fixed assets are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. The excess depreciation charge arising from the revaluation surplus was approximately RMB63,895,000, RMB57,568,000 and RMB73,803,000 for the year ended December 31, 2003, 2004 and 2005, respectively. The additional gain (loss) arising from the revaluation surplus on disposals of revalued fixed assets was approximately loss of RMB10,083,000, gain of RMB7,099,000 and RMB861,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Under U.S. GAAP, fixed assets are stated at cost less accumulated depreciation. Accordingly, the revaluation surplus, the related differences in depreciation charges and gain (loss) on disposals are reversed.

(c)	Rescission of related party lease arrangements

The Company entered into certain lease arrangements with CEA Northwest and its subsidiary to lease three A310 aircraft and three Bae146 aircraft in 2004 that were subsequently terminated and retroactively rescinded. The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest in the amount of RMB133 million (the “Settlement Amount”), which represented the operating losses incurred on the operation of the CEA Northwest leased aircraft during 2004, to the Group through the reduction of the Group’s inter-company payable accounts with CEA Northwest.

Under IFRS, the Settlement Amount was recognised as non-operating income for the year ended December 31, 2004 and was in effect an extinguishment of a financial liability through a reduction of the Group’s inter-company payable accounts with CEA Northwest.

Under U.S. GAAP, the Settlement Amount, through reduction of the Group’s intercompany payable account of CEA Holding’s wholly owned subsidiary, was deemed as the principal shareholder incurring costs on behalf of the Company and was recognised as a capital contribution in accordance with Staff Accounting Bulletin Topic 5-T (“SAB Topic 5-T”). Any cost incurred by the principal shareholder on behalf of its subsidiary are required to be reflected in the subsidiary’s financial statements as an expense and a corresponding capital contribution unless the principal shareholders actions are completely unrelated to its position as a shareholder under SAB Topic 5-T.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(d)	Retroactive application of the new overhaul accounting policy adopted in 2005

Prior to the adoption of the revised IAS 16 (Note 2), the Group expensed overhaul costs on owned and finance leased aircraft as incurred. Upon the adoption of the revised IAS 16 effective January 1, 2005, the Group capitalized overhaul costs as a separate component of the fixed assets carrying value to be depreciated over the estimated period between overhauls on a straight line basis. Upon the completion of an overhaul, any remaining balance of the previous overhaul will be derecognised and charged to the consolidated statements of operations. The adoption of the revised IAS 16 has been applied retrospectively to all years presented.

Under U.S. GAAP, the capitalization of overhaul costs incurred as a separate component of fixed assets is an acceptable alternative. Therefore, the Group also changed its accounting policy on overhaul costs for owned and financed lease aircrafts in the U.S. GAAP condensed consolidated financial statements as such policy was considered to be preferable. Under U.S. GAAP, the effect of a change in accounting policy is recognized in the period of the change by including the cumulative effect of the change to the new accounting policy.

(e)	Recognition of negative goodwill

Under U.S. GAAP, in a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost should reduce, on a pro rata basis, amounts assigned to all of the acquired assets, including purchased research and development assets required to be written off, with the exception of financial assets (other than investments accounted for by the equity method), assets to be disposed of by sale, deferred tax assets, prepaid assets related to pension or other post-retirement benefit plans, and any other current assets. Any remaining negative goodwill is recognised as an extraordinary gain.

As the result of the adoption of IFRS 3, the Group’s negative goodwill balance of RMB42,873,000 at January 1, 2005 is derecognized with a corresponding adjustment to the opening balance of retained earnings. From January 1, 2005 onwards, IFRS 3 requires the Group to recognize immediately in the statements of operations the excess of the net fair value of those items acquired over the cost of the acquisition.

(f)	Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS. Under U.S. GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortized, ii) transitional obligations for post retirement benefits are amortized over the average remaining service period of active plan participants, and iii) amortization of goodwill ceased on December 31, 2003.

(g)	Minority interest

Under IFRS, minority interest is classified in the equity section of the consolidated balance sheets and included in the consolidated statements of changes in owners’ equity. Profit (loss) attributable to the minority interest is presented as a component of the Group’s total profit (loss) for the year. U.S. GAAP does not classify minority interest in the equity section of the consolidated balance sheets, and consequently does not include minority interest in the consolidated statement of changes in owners’ equity. Under U.S. GAAP, profit (loss) attributable to minority interest is presented as a separate item before net income (loss).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(h)	Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (b) to (f) above.

Under IFRS, deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under U.S. GAAP, a valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or, all of, the deferred tax assets will not be realised. “More likely than not” is defined as a likelihood of more than 50%. In determining whether a valuation allowance is necessary, a company may not generally consider future anticipated income in measuring the valuation allowance if that company has a history of losses. However, as confirmed by the IASB as part of the convergence project with FAS 109, the Group believes that “more likely than not” under U.S. GAAP and “probable” under IFRS have the same meaning for the application of IAS 12 and SFAS 109. Therefore this difference in the wording of U.S. GAAP and IFRS does not have any impact on the Group’s net assets or net income (loss), and the Group has therefore not included a reconciling item for this difference.

(i)	Consolidation based on variable interest model

IFRS focuses on the concept of control to determine whether an entity should be consolidated. Under U.S. GAAP, a dual consolidation decision model exists. Under this model, consolidation decisions are evaluated first based on the variable interest model then the traditional consolidation model. Therefore, under U.S. GAAP, an entity will consolidate a variable interest entity (“VIE”) which it does not control but absorbs the majority of the VIE’s expected losses or returns. FIN 46, “Consolidation of Variable Interest Entities” requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary has a variable interest in the entity that will cause it to absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

The Group completed its FIN 46 assessment, including the review of arrangements with associates as part of the preparation of its consolidated financial statements and concluded that there were no variable interest entities for which the Group absorbs the majority of losses or returns that would have any material impact on its financial position or results of operations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(j)	CEA Yunnan air crash

In November 2004, an aircraft of CEA Yunnan crashed in Baotau, Neimonggol, China. As the result of this air crash, CEA Yunnan was subject to exposures including the loss of aircraft, claims filed by the families of the deceased passengers and crew, other third party liabilities including damage to park facilities, injuries and auxiliary costs. When the Company acquired CEA Yunnan in May 2005, the air crash related exposures were not transferred with other assets and liabilities of the aviation businesses. Rather, such exposures were transferred to CEA Holding.

Under IFRS, insurance recovery is not recognized until virtually certain and the air crash has no impact on the Group’s consolidated financial statements as acquisition accounting was applied (Note 38). However, under U.S. GAAP, outstanding claims are accrued net of insurance recovery that are equally probable and determinable. In addition, any costs to be incurred by CEA Holding for claims in excess of insurance recovery will be deemed as the principal shareholder incurring costs on behalf of the Company and will be recognized as expenses and a capital contribution in accordance with SAB Topic 5-T. There are no such capital contribution recorded to date.

(k)	New accounting pronouncements

In December 2004, the FASB revised Statement No. 123 (FAS 123 R). FAS 123 R, “Share-Based Payment”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123 R is effective for fiscal periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123 R. The Group does not expect the adoption of FAS 123 R to have a material impact on the Group’s financial position or operational results.

On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group’s financial position or results of operation.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(k)	New accounting pronouncements (Continued)

On March 29, 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (SAB 107). This bulletin provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of FAS 123 R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS 123 R, the modification of employee share options prior to adoption of FAS 123 R and disclosures in Management’s Discussion and Analysis subsequent to adoption of FAS 123 R. SAB 107 will be effective when a registrant adopts FAS 123 R. The Group does not expect the adoption of SAB 107 to have a material impact on the Group’s financial position or operation results.

In May 2005, the FASB issued Statement No.154, “Accounting Changes and Error Corrections” (FAS 154), which replaces APB Opinions No. 20 “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not expect the adoption of FAS 154 to have a material impact on the Group’s financial position or operational results.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP
The condensed consolidated financial statements prepared in accordance U.S. GAAP for all years presented have been retroactively restated as if CEA Northwest and CEA Yunnan had always been part of the Group.
Condensed consolidated statements of operations

		2003	2004	2005
	Note	RMB’000	RMB’000	RMB’000

Revenues	(a)	19,553,557	28,208,342	30,894,678
Other operating income	(b)	50,302	275,185	245,279

		19,603,859	28,483,527	31,139,957
Operating expenses
Commissions		(526,429)	(809,972)	(990,745)
Aircraft fuel		(4,222,762)	(7,079,632)	(9,934,425)
Take-off and landing charges		(3,066,210)	(3,964,703)	(4,201,851)
Ground service and other charges		(64,662)	(99,296)	(115,516)
Civil aviation and infrastructure levies		—	(358,667)	(538,320)
Food and beverages		(711,159)	(934,795)	(1,081,023)
Wages, salaries and benefits		(2,066,749)	(2,750,242)	(2,833,663)
Aircraft maintenance		(2,024,768)	(2,413,910)	(1,236,093)
Aircraft depreciation and operating leases		(3,687,806)	(4,296,767)	(7,249,590)
Other depreciation, amortisation and operating leases		(608,242)	(618,807)	(688,139)
Ticket reservation fee		(235,735)	(290,994)	(325,924)
Insurance		(249,631)	(216,850)	(172,554)
Office, administrative and other expenses		(1,986,317)	(2,709,201)	(2,755,350)

Total operating expenses		(19,450,470)	(26,543,836)	(32,123,193)

Operating profit (loss)		153,389	1,939,691	(983,236)
Interest income		181,936	166,340	114,441
Finance costs, net		(1,414,969)	(1,279,106)	(808,554)
Share of results of associates		(31,759)	(49,007)	(9,030)
Share of results of jointly controlled entities		—	45,268	(4,300)

(Loss) profit before income taxes and minority interest		(1,111,403)	823,186	(1,690,679)
Income tax (expense) benefit	(c)	(166,283)	(205,965)	344,220

(Loss) profit after taxation before minority interest		(1,277,686)	617,221	(1,346,459)
Minority interests		(113,634)	(158,074)	(36,864)

(Loss) profit attributable to shareholders		(1,391,320)	459,147	(1,383,323)

Dividend payable to equity holders of the Company attributable to the year		—	97,339	—

Earning (loss) per share

— basic and diluted		(0.29)	0.09	(0.28)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)
Condensed consolidated balance sheets

		2004	2005
	Note	RMB	RMB

ASSETS

Current assets
Cash and cash equivalents		3,038,938	1,864,001
Trade receivables		1,827,464	1,918,409
Amounts due from related companies	(e)	422,503	205,712
Flight equipment spare parts		698,242	1,034,641
Prepayments, deposits and other receivables		776,216	997,271
Derivative assets		—	53,036

Total current assets		6,763,363	6,073,070

Non-current assets
Property, plant and equipment	(d)	38,869,590	38,811,836
Construction in progress		236,585	240,884
Lease prepayments		828,808	972,771
Investments in associates		639,015	629,746
Investments in jointly controlled entities		52,948	100,520
Available-for-sale financial assets		39,546	40,802
Advance payments on acquisition of aircraft		2,728,262	9,072,673
Other long-term assets		2,965,003	2,705,558
Deferred tax assets		395,465	499,544
Intangible assets		(42,873)	—
Derivative assets		11,571	70,886

Total assets		53,487,283	59,218,290

LIABILITIES AND OWNERS’ EQUITY

Current liabilities
Trade payables and notes payables		1,997,318	3,394,898
Sales in advance of carriage		734,389	823,149
Amounts due to related companies	(e)	4,098,242	295,030
Provision for aircraft overhaul expenses, current portion		82,643	15,589
Other payables and accrued expenses		6,437,048	5,986,578
Tax payable		241,710	47,259
Obligations under finance leases, current portion		1,603,429	2,428,037
Borrowings, current portion		11,424,246	18,554,630
Derivative liabilities		—	34,844

Total current liabilities		26,619,025	31,580,014

Non-current liabilities
Obligation under finance leases		9,793,187	8,180,460
Provision for aircraft overhaul expenses		334,298	388,410
Post-retirement benefit obligations		999,481	1,103,492
Borrowings		8,318,918	9,790,116
Other long term liabilities		704,397	599,425
Deferred tax liabilities		738,669	618,204
Derivative liabilities		120,384	25,770

Total liabilities		47,628,359	52,285,891

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

	2004	2005
	RMB	RMB

Commitment and contingencies

Minority interests	831,208	832,850

Share capital	4,866,950	4,866,950
Reserves	160,766	1,232,599

Owners’ equity	5,027,716	6,099,549

Total liabilities and owners’ equity	53,487,283	59,218,290

Condensed cashflow statements

	2003	2004	2005
	RMB’000	RMB’000	RMB’000

Net cash inflow (outflow) from
Operating activities	3,052,326	5,371,326	1,008,155
Investing activities	(7,435,568)	(2,659,099)	(10,369,094)
Financing activities	4,282,197	(2,216,175)	8,186,002

Increase (decrease) in cash and cash equivalents	(101,045)	496,052	(1,174,937)
Cash and cash equivalents at beginning of year	2,643,931	2,542,886	3,038,938

Cash and cash equivalents at end of year	2,542,886	3,038,938	1,864,001

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)
Condensed consolidated statements of changes in equity

Total
RMB’000
Balance at January 1, 2003	5,993,667
Cash flow hedges, net of tax	(49,654)
Distribution to owner	(9,705)
Loss for the year	(1,391,320)

Balance at December 31, 2003	4,542,988

Balance at January 1, 2004	4,542,988
Cash flow hedges, net of tax	(13,982)
Rescission of related party lease arrangement	133,029
Contribution from owner	(93,466)
Profit for the year	459,147

Balance at December 31, 2004	5,027,716

Balance at January 1, 2005	5,027,716
Net liabilities assumed by CEA Holding (note i)	2,379,048
Recognition of deferred tax asset (note ii)	36,860
Cash flow hedges, net of tax	136,587
Dividend relating to 2004	(97,339)
Loss for the year	(1,383,323)

Balance at December 31, 2005	6,099,549

Notes:

(i)	In connection with the aforementioned CEA Northwest and the CEA Yunnan Acquisitions as described in Note 43(a), certain assets and liabilities of CEA Northwest and CEA Yunnan not acquired by the Group were transferred to CEA Holding. Also, as a result of the CEA Northwest and the CEA Yunnan Acquisitions, the tax losses attributable to the aviation operations of CEA Northwest and CEA Yunnan are no longer available for utilization against future taxable income of such operations. Accordingly, the net assets not acquired and the deferred tax assets arising from such tax losses and related valuation allowance was eliminated as a reduction against equity.

(ii)	In connection with the CEA Northwest and the CEA Yunnan Acquisitions, the property, plant and equipment of CEA Northwest and CEA Yunnan were revalued as of December 31, 2004 according to the relevant PRC rules and regulations. The revalued amount serves as the tax base for future years. Such revaluations are not recorded under U.S. GAAP. However, a deferred tax asset is recognized for the tax deductibility of the resulting net revaluation surplus with a corresponding credit to equity under U.S. GAAP.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)
The following key financial statement disclosures are presented on a U.S. GAAP basis.
(a)	Revenues

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Revenues
Traffic revenues
— Passenger	15,342,490	22,692,368	24,780,599
— Cargo and mail	3,558,610	4,879,136	5,246,779

Total traffic revenues	18,901,100	27,571,504	30,027,378
Commission income	68,095	123,281	126,194
Ground service income	504,670	717,573	831,143
Cargo handling income	164,850	227,806	298,488
Rental income from operating subleases of aircraft	31,209	204,721	183,260
Others	185,693	111,837	201,345

	19,855,617	28,956,722	31,667,808
Less: Business tax	(302,060)	(748,380)	(773,130)

	19,553,557	28,208,342	30,894,678

(b)	Other operating income

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Other operating income
Government subsidies	58,448	73,506	193,069
Insurance compensation on crash of aircraft	—	190,181	—
Net fair value (losses) gains on financial instruments	(8,146)	11,498	52,210

	50,302	275,185	245,279

(c)	Income tax
The aviation business of CEA Northwest and CEA Yunnan were subject to PRC income tax at 33% during 2003, 2004 and up to June 30, 2005. Subsequent to the acquisitions of the aviation businesses of CEA Northwest and CEA Yunnan by the Group on June 30, 2005, the aviation businesses of CEA Northwest and CEA Yunnan became divisions of the Group and are subject to PRC income tax at the rate of 15%.
Income tax benefit (expense) consisted of:

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
PRC income tax:
Company and subsidiaries	(131,207)	(244,406)	81,734

Deferred tax
— Current year	(35,076)	38,441	137,529
— Adjustment for change in applicable tax rate for airline operations of CEA Northwest and CEA Yunnan	—	—	124,957

	(166,283)	(205,965)	344,220

Additional income taxes were allocated as follows:
Owners’ equity, for deferred tax asset recognized in connection with the tax deductibility resulting from net revaluation surplus	—	—	36,860

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(c)	Income tax (Continued)

	Year ended December 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Profit (loss) before taxation	(1,111,403)	790,015	(1,690,679)
Adjusted:
Share of results of associates and jointly controlled entities	31,759	3,739	13,330

	(1,079,644)	793,754	(1,677,349)

Tax calculated at enacted tax rate of 15%	161,947	(119,063)	251,602
Effect attributable to airline operations of CEA Northwest and CEA Yunnan	7,327	(32,012)	17,259
Effect of change in the income tax rate applicable to the aviation operations of CEA Northwest and CEA Yunnan	—	—	124,957
Effect attributable to subsidiaries charged at tax rate of 33%	(4,117)	(17,578)	18,334
Effect attributable to subsidiaries with income tax exemption	—	—	33,852
Income not subject to taxation	243	245	4,462
Expenses not deductible for tax purposes	(77,013)	(41,891)	(109,329)
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	—	—	81,807
Unrecognised tax losses of the Company	(258,515)	—	(86,074)
Utilisation of previously unrecognised tax losses	—	6,395	—
Others	3,845	(2,061)	7,350

Tax benefit (charge)	(166,283)	(205,965)	344,220

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(c)	Income tax (Continued)
The net deferred tax assets (liabilities) as of December 31, 2004 and 2005 were made up of the following taxation effects:

	December 31,
	2004	2005
	RMB’000	RMB’000
Deferred tax assets:
Tax losses carried forward	349,562	451,659
Provision for obsolete flight equipment spare parts	54,014	33,192
Repair cost on flight equipment	119,039	64,454
Provision for post-retirement benefits	95,252	185,102
Other accrued expenses and derivative financial instruments	120,704	139,949

	738,571	874,356
Less: Valuation allowance	(252,120)	(338,194)

Total deferred tax assets	486,451	536,162

Deferred tax liabilities:
Provision for aircraft overhauls	(106,128)	(143,517)
Depreciation and amortization	(723,527)	(511,305)

Total deferred tax liabilities	(829,655)	(654,822)

Net deferred tax liabilities	(343,204)	(118,660)

Representing:

Net deferred tax assets — current portion	—	—
Net deferred tax assets — non-current portion	395,465	499,544
Net deferred tax liabilities — current portion	—	—
Net deferred tax liabilities — non-current portion	(738,669)	(618,204)

	(343,204)	(118,660)

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As of December 31, 2004 and 2005 the Group had tax losses carried forward of approximately RMB 2.3 billion and RMB3.0 billion, respectively, which will expire between 2006 and 2010.
In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences become deductible and tax losses utilized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable profits in making this assessment. Based upon the projections for future taxable profits over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realized the benefits of these deductible differences and tax losses.
During the years ended December 31, 2004 and 2005, the valuation allowance (decreased) increased by RMB(6,395,000) and RMB86,074,000, respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(d)	Property, plant and equipment

	December 31,
	2004	2005
	RMB’000	RMB’000
Aircraft and flight equipment
— owned	33,307,896	42,748,323
— held under finance leases	18,475,692	22,884,972
Buildings	2,718,911	2,445,683
Other property, plant and equipment	2,894,401	3,454,344

	57,396,900	71,533,322
Less: Accumulated depreciation and amortization	(18,527,310)	(32,721,486)

	38,869,590	38,811,836

Finance leases
The Group is obligated under finance leases covering certain aircraft that expire at various dates during the next 12 years. At December 31, 2004 and 2005, the gross amount of aircraft and related accumulated amortization recorded under finance leases were as follows:

	December 31,
	2004	2005
	RMB’000	RMB’000
Cost	18,475,692	22,884,972
Less: Accumulated depreciation and amortization	(5,404,935)	(9,524,421)

	13,070,757	13,360,551

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions

(i)	Related party transactions

As a result of the aforementioned CEA Northwest and CEA Yunnan acquisitions, transactions with CEA Northwest and CEA Yunnan are excluded from the following list, and the related party transactions of CEA Northwest and CEA Yunnan are included in the following list for all of the periods presented.

			Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.72% per annum (2004 & 2003: 0.72% per annum)	EAGF*	10,507	6,233	5,341

Interest expense on loans at rate of 4.50% per annum (2004 & 2003: 4.54% per annum)	EAGF*	(14,692)	(15,744)	(14,855)

Commission income on carriage service provided by other airlines with air tickets sold by the Group, at rates ranging from 3% to 9% of the value of tickets sold	CEA Wuhan **	28,964	32,396	46,412

Commission expense on air tickets sold on behalf	CEA Wuhan**	(8,547)	(32,396)	(9,550)
of the Group, at rates ranging from 3% to 9% of	SDATC*	(24,940)	(8,228)	(7,402)
the value of tickets sold	China Eastern Air	—	—	(34,225)
	Development (HK) Co., Ltd
	Shanghai Tourism (HK) Co., Ltd	(6,046)	(13,201)	(21,815)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC*	(21,393)	(34,270)	(40,590)

Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited	(71,884)	(86,311)	(124,677)

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)

			Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
Repairs and maintenance expense for aircraft and	Wheels & Brakes	(25,361)	(25,445)	(63,972)
engines	STA	—	—	(104,853)
	EAIEC*	—	—	(6,969)

Lease rental income from operating lease of aircraft	CEA Wuhan Airlines**	31,209	38,239	41,327

Supply of food and beverages	Eastern Air (Shantou) Economic Development Co., Ltd.	(36,413)	(57,623)	(61,701)
	CEACI	—	(188,406)	(231,759)
	Shanghai Eastern Air Catering Co., Ltd.	(112,104)	(185,575)	(184,306)
	Qingdao Eastern Air Catering Investment Co., Ltd.	(2,518)	(14,291)	(15,055)
	Xian Eastern Air Catering Investment Co., Ltd.	(7,416)	(15,947)	(15,079)
	Yunnan Eastern Air Catering Investment Co., Ltd.	(32,062)	(36,552)	(17,451)

Advertising expense	CAASC	(2,676)	(5,629)	(8,611)

Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(5,309)	(19,276)	(8,987)

Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(5,945)	(5,582)	(4,909)

*	EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

**	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.

CHINA EASTERN AIRLINES CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)

			Income/
		(expenses or payments)
		2003	2004	2005
Nature of transaction	Related party	RMB’000	RMB’000	RMB’000
With CAAC and its affiliates:

Civil aviation infrastructure levies paid to CAAC	CAAC	(210,651)	(358,667)	(466,191)

Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	(217,653)	(208,098)	(201,653)

With other state-controlled enterprises:
Take-off and landing fees charges	State-controlled airports	(2,017,543)	(2,365,872)	(2,461,858)

Purchase of aircraft fuel	State-controlled fuel suppliers	(3,188,283)	(4,240,133)	(4,571,155)

Interest income on deposits at an average rates of 0.72% per annum (2004 & 2003: 0.72% per annum)	State-controlled banks	49,123	19,371	30,948

Interest expense on loans at an average rate of 4.54% per annum (2004 & 2003: 4.54% per annum)	State-controlled banks	(1,383,274)	(833,910)	(790,478)

Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	Other PRC airlines	(66,443)	(124,565)	(153,528)

Supply of food and beverages	Other state-control enterprises	(280,522)	(322,726)	(368,120)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)
(ii)	Balances with related companies
(a)	Amounts due from related companies

	2004	2005
Company	RMB’000	RMB’000
China Eastern Air Development (HK) Co., Ltd	4,928	66,457
CEA Holding	23,835	57,773
SDATC*	39,485	43,223
Shanghai Tourism (HK) Co., Ltd	—	23,177
CEA Wuhan **	—	3,541
EAIEC*	—	4,956
STA	—	4,927
Other related companies	354,255	1,658

Total	422,503	205,712

*	EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

**	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.
Except for amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)
(ii)	Balances with related companies (Continued)
(b)	Amounts due to related companies

	2004	2005
Company	RMB’000	RMB’000
EAIEC*	(57,148)	(90,123)
EAGF*	(175,500)	(4,328)
CEA Wuhan **	(19,063)	(80,407)
STA	—	(8,491)
CEA Holding	(3,705,929)	(94,216)
Other related companies	(140,602)	(17,465)

Total	(4,098,242)	(295,030)

*	EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

**	CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.
Except for amounts due to EAGF and CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.
(c)	Short-term deposits and short-term loans with an associate

	Average interest rate
	2004	2005	2004	2005
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, deposits and other receivables)
“EAGF”	0.7%	0.7%	503,884	475,078

Short-term loans (included in Borrowings)
“EAGF”*	4.5%	4.5%	315,265	213,702

*	EAGF is a 25% owned associate of the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)
(ii)	Balances with related companies (Continued)
(d)	State-controlled banks and other financial institutions

	Average interest rate
	2004	2005	2004	2005
			RMB’000	RMB’000
Bank deposits (included in cash and cash equivalents)	0.7%	0.7%	2,407,866	1,196,963
Long-term bank borrowings	3.2%	4.6%	11,774,396	10,438,483
(iii)	Guarantees by holding company
The long-term bank loans of the Group guaranteed by CEA Holding are RMB2,122,600,000 as at December 31, 2004 and 2005.