Form 20-F
period 2006-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2007-06-28
CIK 1030475

As filed with Securities and Exchange Commission on June 28, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

2550 Hongqiao Road
Hongqiao Airport
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

As of December 31, 2006, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
GLOSSARY OF TECHNICAL TERMS

i

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

In this Annual Report, unless otherwise specified, the term “dollars”, “U.S. dollars” or “US$” refers to United States dollars, the legal tender currency of the United States of America, or the United States or the U.S.; the term “Renminbi” or “RMB” refers to Renminbi, the legal tender currency of The People’s Republic of China, or China or the PRC; and the term “Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the legal tender currency of the Hong Kong Special Administrative Region of China, or Hong Kong.

In this Annual Report, the term “we”, “us”, “our”, “our Company” or “China Eastern” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and, unless the context otherwise requires, its subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term “CEA Holding” refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

For the purpose of this Annual Report, references to The People’s Republic of China, China and the PRC do not include Hong Kong, the Macau Special Administrative Region of China, or Macau, or Taiwan.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report may be deemed to constitute forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	the planned expansion of our cargo operations;

•	the impact of changes in the policies of the General Administration of Civil Aviation of China (formerly the Civil Aviation Administration of China), or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	certain statements with respect to trends in prices, volumes, operations, margins, risk management, overall market trends and exchange rates;

•	our expansion plans, including acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots; and

•	the impact of unusual events on our business and operations.

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “may”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	any changes in the regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of aviation fuel;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the selected financial data from the balance sheets as of December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheets as of December 31, 2005 and 2006 and the related footnotes are included in this Annual Report. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2002 and 2003 and the consolidated balance sheets as of December 31, 2002, 2003 and 2004 and the related footnotes are not included in this Annual Report.

As required under IFRS, the acquisition accounting method was applied to account for our acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan (as defined below) and CEA Northwest (as defined below) in 2005, as described in “Item 4. Information on the Company — The History and Development of the Company”, such that, as of June 30, 2005, only the acquired assets and liabilities, which did not include certain legal liabilities, were included in the consolidated financial statements. The results of the acquired operations and their related cash flows were included in the consolidated financial statements of the Company beginning July 1, 2005. In contrast, under generally accepted accounting principles in the United States, or U.S. GAAP, such transactions are considered to be a “combination of entities under common control” since we and the aviation businesses of CEA Yunnan and CEA Northwest were under the common control of CEA Holding. Such transactions were accounted for in a manner similar to “pooling-of-interests”, retroactively restating all years presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired aviation businesses would be accounted for at historical cost and the related results of operations would be included in the consolidated financial statements from the earliest year presented. For a summary of significant differences between IFRS and U.S. GAAP as they relate to us and the effects of such differences on net profit (loss) attributable to equity holders and net assets for all years presented, see Note 40 to our audited consolidated financial statements included in this Annual Report. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest under common control for the relevant periods are set forth in Note 41 to our audited consolidated financial statements included in this Annual Report.

The following information should be read in conjunction with, and is qualified in its entirety by our audited consolidated financial statements included in this Annual Report.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Income Statements Data:
IFRS:(1)
Revenues	13,332	14,470	21,386	27,454	37,489
Other operating income	63	50	85	245	424
Operating expenses	(12,350)	(14,454)	(20,239)	(27,685)	(40,905)
Operating profit (loss)	1,045	66	1,232	14	(2,991)
Finance costs, net	(777)	(775)	(641)	(578)	(757)
Profit (loss) before income tax	235	(741)	586	(577)	(3,616)
Profit (loss) for the year attribute to equity holders of the Company	64	(1,097)	321	(467)	(3,313)
Basic and fully diluted earnings (loss) per share	0.01	(0.23)	0.07	(0.10)	(0.68)
Basic and fully diluted earnings (loss) per ADS	1.31	(22.54)	6.59	(9.60)	(68.07)
U.S. GAAP
Profit (loss) attributable to equity holders	(365)	(1,391)	459	(1,383)	(3,661)
Basic and fully diluted earnings (loss) per share(2)	(0.08)	(0.29)	0.09	(0.28)	(0.75)
Basic and fully diluted earnings (loss) per ADS	(7.51)	(28.59)	9.43	(28.42)	(75.22)

	As of December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Balance Sheet Data:
IFRS: (1)
Cash and cash equivalents	1,945	1,583	2,114	1,864	1,987
Net current liabilities	(7,504)	(9,982)	(12,491)	(25,572)	(24,792)
Non-current assets	28,147	33,039	36,812	52,882	52,152
Long term borrowing, including current portion	(6,495)	(11,223)	(10,736)	(12,659)	(14,932)
Obligations under finance lease, including current portion	(8,184)	(7,101)	(8,662)	(10,588)	(11,853)
Total share capital and reserves	7,319	6,175	6,481	6,096	2,815
U.S. GAAP:
Total assets	45,462	50,598	53,487	59,218	62,089
Owner’s equity	5,934	4,543	5,028	6,100	1,896

(1)
Certain income and expenses and balance sheet data for the years ended December 31, 2002, 2003, 2004 and 2005 have been reclassified under IFRS. Such reclassifications have no effect on the profit (loss) attributable to equity holders and net assets for each of those affected years.

(2)	The calculation of earnings (loss) per share is based on the consolidated profit (loss) attributable to equity holders and 4,866,950,000 shares in issue.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2006, which have been derived from financial information prepared in accordance with IFRS and other data provided by us and are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Selected Airline Operating Data:
Capacity:
ATK (millions)	4,366.6	4,774.5	7,071.2	8,751.5	11,065.6
ASK (millions)	27,962.5	29,780.0	41,599.1	52,427.9	70,468.3
AFTK (millions)	1,850.0	2,094.3	3,327.3	4,033.0	4,723.4
Traffic:
Revenue passenger-kilometers (millions)	18,206.4	18,002.7	27,580.8	36,380.6	50,271.9
Revenue tonne-kilometers (millions)	2,652.2	2,907.7	4,340.7	5,395.2	6,931.0
Revenue passenger tonne-kilometers (millions)	1,629.2	1,611.1	2,466.0	3,243.7	4,487.0
Revenue freight tonne-kilometers (millions)	1,023.0	1,296.6	1,874.7	2,151.5	2,444.0
Kilometers flown (millions)	158.8	176.5	242.8	287.7	434.6
Hours flown (thousands)	234.6	259.4	360.4	467.8	678.3
Number of passengers carried (thousands)	11,533.1	12,040.2	17,711.0	24,290.5	35,039.7
Weight of cargo carried (millions of kilograms)	344.7	459.8	663.6	775.5	893.2

	Year Ended December 31,
	2002	2003	2004	2005	2006

Average distance flown (kilometers per passenger)	1,578.6	1,495.2	1,557.3	1,497.7	1,434.7
Load Factor:
Overall load factor (%)	60.7	60.9	61.4	61.7	62.6
Passenger load factor (%)	65.1	60.5	66.3	69.4	71.3
Break-even load factor (based on ATK) (%)	59.9	63.6	62.2	66.0	71.1
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.55	0.57	0.56	0.57	0.61
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.39	2.46	2.36	2.31	2.30
Average yield (passenger and cargo revenue/ tonne-kilometers)	4.71	4.62	4.60	4.79	5.20
Unit cost (operating expenses/ATK)	2.87	2.94	2.86	3.16	3.70

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

Fuel supply and costs

The availability and cost of aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of the economies in China and India, the levels of inventory carried by industries, the amounts of reserves built by governments, disruptions to production and refining facilities and weather conditions. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its sensitivity to fuel prices. Our financial performance may be especially susceptible to recent trends of escalating fuel prices worldwide.

Fuel costs constitute a significant portion of our operating costs and, in 2006, accounted for approximately 33.3% of our operating expenses. Between 2005 and 2006, our expenses for fuel rose by 53.1%, partially as a result of increased weighted average domestic and international fuel prices, and partially as a result of the expansion of our fleet. Between 2005 and 2006, the weighted average fuel prices that we paid increased by approximately 33.6%. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel prices may materially and adversely affect our financial condition and results of operations. From time to time, we may hedge some of our future fuel purchases to protect against potential spikes in price. However, these hedging strategies may not always be effective and can result in losses depending on price changes.

Competition

We face intense competition in each of the domestic, Hong Kong regional and international markets that we serve. In our domestic markets, we compete against smaller domestic airline companies that operate with costs that are lower than ours. We also face increasing competition from entrants to our domestic markets, as new investments into China’s civil aviation industry are made following the CAAC’s relaxation of certain private-sector investment rules in July 2005. See the section headed “Item 4. Information on the Company — Business Overview — Competition” for more details. In our Hong Kong regional and international markets, we compete against international airline companies that have significantly longer operating histories, greater name recognition, more resources or larger sales networks than we do, or utilize more developed reservation systems than ours. The public’s perception of the safety records of Chinese airlines also materially and adversely affects our ability to compete against our international competitors. In response to competition, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may be required to do the same in the future. Increased competition and pricing pressures from competition may have a material adverse effect on our financial condition and results of operations.

Government regulation

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

•	route allocation;

•	pricing of domestic airfares;

•	the administration of air traffic control systems and certain airports; and

•	aircraft registration and aircraft airworthiness certification.

As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

Government ownership and control of our Company

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds approximately 61.64% of our Company’s equity interests on behalf of the PRC Government. As a result, CEA Holding will be able to elect our entire Board of Directors and otherwise be able to control us. CEA Holding will also have sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC Government as the ultimate controlling person of our Company and most of other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment for all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our Company.

Insurance coverage and cost

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. Also, our Company further extended our insurance coverage purchased prior to the September 11 events to November 30, 2006, and renewed such coverage on December 1, 2006 for one year. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.

Direct air link between China’s mainland and Taiwan

Currently, our operations on the Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the PRC Government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons from late-January to mid-February in 2006 and 2007, respectively, airlines from both mainland China and Taiwan (including our Company) operated 72 and 96 non-stop direct chartered flights between selected cities in mainland China and Taiwan. In 2006, the PRC Government allowed for the first time direct flights during the Mid-Autumn Festival holiday from late-September to early-October. During this holiday, airlines from both mainland China and Taiwan (including our Company) operated approximately 22 non-stop direct chartered flights on passenger traffic routes that included Beijing-Taipei, Shanghai-Taipei, Guangzhou-Taipei, Xiamen-Gaoxiong (Kaohsiung), and Xiamen-Taipei. In addition, direct flights were permitted for the first time during the observance of Qingming (Ching Ming) Festival from late-March to early-April in 2007. During this period, 11 airlines from both mainland China and Taiwan (including our Company) operated a total of 42 direct flights on the same passenger traffic routes. Although regular direct flights between Taiwan and mainland China are still not permitted, our Hong Kong regional routes may be materially and adversely affected if such regular direct flights are permitted in the future. We cannot assure you that we will obtain sufficient Taiwan-mainland China routes, or that the yields on these routes will be adequate, to offset any material adverse effect on our revenues derived from our Hong Kong regional routes.

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

Liquidity

We have substantial debts, and will continue to have substantial debts in the future. In addition, we entered into contractual commitments in June 2006 to acquire a number of new aircraft for delivery over the next few years. See the section headed “Item 4. Information on the Company — Property, Plants and Equipment — Fleet”. As of December 31, 2006, our total outstanding debt was RMB57,689 million, and our long-term debt to equity ratio was 7.7. As of the same date, our current liabilities exceeded our current assets by RMB24,792 million. Short-term bank loans outstanding totaled RMB13,176 million as of December 31, 2006.

We are largely dependent upon cash flows generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We have arranged financing with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. We have also tried to ensure our liquidity by structuring a substantial portion of our short-term bank loans to be rolled over upon maturity. These efforts, however, may ultimately prove insufficient. Our ability to obtain financing may be affected by our financial position and leverage and our credit rating, as well as by prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

Future financing requirements

We require significant amounts of external financing to meet our capital commitments for adding and upgrading aircraft and flight equipment and for other business expansion needs. We generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from Bank of China and other Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to continue to obtain bank guarantees in the future. The unavailability of guarantees from Bank of China or other acceptable banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The ability of our Company to obtain financing may also be affected by our financial position and leverage and our credit rating as well as by prevailing economic conditions and the cost of financing generally. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or expand our operations may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.

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

Acquisitions

We may expand our business through acquisitions of airline companies or airline-related businesses, such as our acquisition of an equity interest in CEA Wuhan and the acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. See “Item 4. Information on the Company” for details. Such acquisitions involve uncertainties and risks, including the following:

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

Limitation on foreign ownership

The current CAAC policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a Chinese airline company. At present, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

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

Changes in the economic policies of the PRC Government

Since the late 1970s, the PRC Government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the PRC Government or in the laws and regulations of China, if any, may have a material adverse effect on the overall economic growth of China and investments in the domestic airline industry. These developments, in turn, may have material adverse effects on our business operations and may also materially and adversely affect our financial condition and results of operations.

Convertibility of Renminbi

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce, or MOFCOM, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC Government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Fluctuations in exchange rates

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC Government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 2.5% in 2005 and 3.4% in 2006. In May 2007, the PRC Government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the PRC Government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

Uncertainties embodied in the PRC legal system

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC Government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that may limit the legal protection available to you.

Legal proceedings

On November 21, 2004, a CRJ-200 Bombadier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which is yet to be determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets and liabilities relating to the aviation business of CEA Yunnan. Our Company believes that the U.S. court will render judgment in the near future which will not be unfavorable to our Company in terms of jurisdiction in personam. Should any claims fall outside the scope and/or limit of our insurance coverage, our operations and financial position may be materially and adversely affected. Moreover, any unfavorable outcome could result in substantial harm to our reputation. Although we are not involved in any other litigation, arbitration or claim of material importance, we cannot guarantee you that we will not be engaged in any litigation, arbitration or claim of material importance in the future.

Ineffective internal control over financial reporting as of December 31, 2006

As of the end of the period covered by this report, our management, including our President and Chief Financial Officer, assessed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that assessment, our President and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting. In its assessment, our management identified the following material weaknesses:

Our Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our Company’s financial reporting requirements. This material weakness contributed to the following control deficiencies, each of which is considered to be a material weakness:

(1)
Our Company did not maintain effective controls over its process to ensure the completeness and accuracy of the preparation and review of its consolidated financial statements. Specifically, our Company did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information, including the review of certain spreadsheets, to ensure the completeness and accuracy of its consolidated financial statements and disclosures, including the processes required to ensure complete and accurate recording and disclosure relating to deferred income tax accounting, the consolidated statement of cash flows, and certain property, plant and equipment disclosures. This control deficiency resulted in audit adjustments and additional disclosures to the 2006 consolidated financial statements.

(2)
Our Company did not maintain effective controls over the completeness and accuracy of our Company’s deferred income tax assets and liabilities and its related provision for income taxes account. Specifically, our Company did not maintain effective controls over the accuracy and completeness of the components of the income tax provision calculations and related deferred income taxes, and over the monitoring of the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the reported deferred income tax balances. In addition, our Company did not maintain effective controls to ensure that the appropriate factors were used in estimating the valuation allowance for its deferred income tax assets. This control deficiency resulted in audit adjustments to income tax expense and deferred income tax asset and liability accounts in the 2006 annual consolidated financial statements.

While we are implementing steps to restore the effectiveness of our internal control over financial reporting, failure to restore the effectiveness of our internal control over financial reporting could continue to impact our ability to report our financial condition and results of operations accurately and in a timely manner and could have a material adverse effect on our business, results of operations, financial condition and liquidity. See “Item 15. Controls and Procedures” for details.

Agent and employee misconduct

Agent or employee misconduct occurring within the scope of our operations is difficult to detect and deter and could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. In October 2006, two of our Directors were removed from our Company after it was discovered that such Directors were suspected of personal misconduct and are being investigated by governmental authorities. Although this incident has not resulted in material losses, damages, fines or other sanctions against us, we can give no assurance that any agent or employee misconduct in the future will not lead to material losses, damages, fines, administrative actions or criminal proceedings, any of which could materially and adversely affect our business, results of operations or financial condition.

Item 4.  Information on the Company

A. History and Development of the Company

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hongqiao Road, Hongqiao Airport, Shanghai, China, 200335. The telephone number of our principal executive office is (86-21) 6268-6268. We currently do not have an agent for service of process in the United States.

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2006, our Company’s total revenue from core operations accounted for approximately 97.3% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries, all of which were incorporated in China, as of June 22, 2007:

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. Following the A Share offering, EA Group continued to own 3,000,000,000 ordinary domestic shares, which represent 90.91% of our total ordinary domestic shares. As of December 31, 2006, EA Group owned 61.64% of our issued and outstanding share capital. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. In addition, dividends on the A Shares are payable in Renminbi.

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

In May 2002, our Company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd., established Shanghai Eastern Airlines Investment Co., Ltd., or SEAI. We hold a 99% equity interest in SEAI. SEAI serves as one of the investment vehicles of our Company for our investments in other industrial projects and provides consulting services. In August 2002, our Company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, or CEA Wuhan, in which our Company held a 40% equity interest. CEA Wuhan’s operating results were consolidated with ours from January 2006, when we obtained control of CEA Wuhan. In March 2006, we completed our acquisition of a 38% equity interest and a 18% equity interest in CEA Wuhan from Wuhan Municipal State-owned Assets Supervision and Administration Committee and Shanghai Junyao Aviation Investment Company Limited, respectively, for an aggregate consideration of approximately RMB418 million. As a result, our equity interest in CEA Wuhan has increased to 96%. CEA Wuhan primarily serves the market in Hubei Province. We also entered into an agreement with Rockwell Collins International Inc. of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our Company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds a 60% equity interest. In order to expand our Company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. In 2004, our Company contributed additional capital of approximately RMB408 million to Eastern Jiangsu. As a result, our equity interest in Eastern Jiangsu increased from 55% to 63%.

On March 10, 2003, we entered into a joint venture agreement with Singapore Technologies Aerospace Ltd. to establish Shanghai Technologies Aerospace Company Limited, or STA, a Sino-foreign joint venture limited liability company established under the laws of the PRC. The registered capital of STA is US$73 million with a total investment of US$98 million. Pursuant to the joint venture agreement, our Company shall make an in-kind capital contribution of US$37.23 million (which includes but is not limited to flight equipment and land use rights) in installments to STA. Our Company owns a 51% equity interest in STA. STA is primarily engaged in the provision of commercial aircraft maintenance, repair and overhaul services. STA commenced operations in late 2004.

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

On February 18, 2004, we entered into a joint venture agreement with CEA Holding to establish China Eastern Real Estate Investment Co., Ltd., or CEA Real Estate, a limited liability company established under the laws of the PRC. The registered capital of CEA Real Estate is RMB100 million. Pursuant to the joint venture agreement, our Company has made its capital contribution of RMB5 million in cash. As a result, our Company owns a 5% equity interest in CEA Real Estate. CEA Real Estate is primarily engaged in the real estate business, including the development and sales of commercial premises and property leasing in Shanghai, China.

On August 18, 2004, we entered into a joint venture agreement with China Ocean Shipping (Group) Company and China Cargo Airlines Co., Ltd. to establish Shanghai Eastern Logistics Co., Ltd., or Eastern Logistics, a limited liability company established under the laws of the PRC. The registered capital of Eastern Logistics is RMB200 million. Pursuant to the joint venture agreement, our Company has made its capital contribution of RMB138.6 million in cash to Eastern Logistics. Our Company, directly and indirectly, owns a 70% equity interest in Eastern Logistics. Eastern Logistics is primarily engaged in the provision of cargo logistics services. Eastern Logistics commenced operations after it obtained its business license from the relevant government authority on August 23, 2004.

Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger and renamed as China Eastern Air Yunnan Company, or CEA Yunnan, and China Eastern Air Northwest Company, or CEA Northwest, respectively. CEA Northwest is based in Xi’an, Shaanxi Province in China with approximately 30 jet aircraft and serves primarily the western region of China. CEA Yunnan is based in Kunming, Yunnan Province in China with approximately 26 jet aircraft and serves primarily the southwestern region of China. The airline operations conducted by CEA Yunnan and CEA Northwest previously competed with our Company, in particular, on the Shanghai-Wenzhou route, Shanghai-Harbin route, Shanghai-Qingdao route, Shanghai-Changsha route, Changchun-Kunming route, Changsha-Ningbo route, Changsha-Kunming route and Changsha-Nanjing route.

In order to further expand our business and enhance our market competitiveness, we acquired from CEA Holding certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest pursuant to a conditional assets transfer agreement, or Acquisition Agreement, entered into by our Company, CEA Holding, CEA Yunnan and CEA Northwest on May 12, 2005. The certain selected assets acquired by our Company included aircraft, engines and aviation equipment and facilities, certain employees and operating contracts, and other fixed and current assets (whether owned or leased assets). We also assumed aggregate debts of RMB9,421 million. We expressly did not assume certain legal liabilities. Following the completion of the acquisitions of these assets and liabilities in June 2005, our Company assumed and took over the aviation operations and businesses previously carried out by CEA Yunnan and CEA Northwest in accordance with the Acquisition Agreement. The air routes of CEA Yunnan and CEA Northwest were also injected into our Company with such assets and liabilities. The total consideration paid by our Company under the Acquisition Agreement was approximately RMB640 million in cash.

Under the Acquisition Agreement, each of CEA Holding, CEA Yunnan and CEA Northwest has undertaken that at any time after completion of the Acquisition Agreement, it will not, and will procure its respective subsidiaries and associated companies (including members of CEA Holding) not to, carry out, engage in or otherwise become involved or interested in any business which competes or may compete, either directly or indirectly, with our Company’s aviation business. The undertaking is not made for any definite period.

The table below sets forth details of our operating fleet since December 31, 2003 (including our acquisition or assumption of ownership of or leases for 60 aircraft as part of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in 2005) and planned additions for the year 2007 and 2008:

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions*
	2003		2004		2005		2006		2007	2008

A340-600	3	—	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	5	—	—	—
A330-300	—	—	—	—	—	—	—	7	5	3
A330-200	—	—	—	—	—	—	—	3	1	1
A300-600	7	5	7	3	10	3	9	—	—	—
A310	—	—	—	—	3	—	—	—	—	—
A321	—	—	2	—	4	—	6	—	4	5
A320	20	10	25	10	37	26	37	26	2	8
A319	—	10	—	10	—	10	3	10	2	2
MD-90	9	—	9	—	9	—	9	—	—	—
MD-82	—	3	—	3	—	3	—	—	—	—
B737NG	—	—	—	—	—	—	—	—	—	—
B737-800	—	—	—	—	—	3	—	7	—	1
B737-700	4	7	4	7	8	14	14	15	2	1
B737-300	3	3	3	3	13	6	13	10	—	—
B767-300	—	—	—	—	3	—	3	—	—	—
B787	—	—	—	—	—	—	—	—	—	4

EMB145	—	—	—	—	3	—	7	—	3	—
CRJ-200	—	2	—	—	5	—	5	—	—	—
A300F	—	—	—	1	—	2	1	1	—	—
B747F	—	—	—	—	—	2	1	2	1	—
MD-11F	6	—	6	—	6	—	6	—	—	—
Total	97		103		180		205		20	25

On December 27, 2006, our Board of Directors passed a resolution to dispose of certain aged aircraft and related flight equipment in the forthcoming 12-months in light of the poor market reception and the high maintenance cost of these aircraft. These aircraft together with the related flight equipment and spare parts have been classified as non-current assets held for sale as of December 31, 2006. Prior to the reclassification, a valuation deficit of RMB1,035 million for these assets was recognized in the income statement as a result of the asset revaluation. For more details, see Note 35 to our audited consolidated financial statements.

On March 14, 2006, we entered into an official sponsorship agreement with the Bureau of 2010 Expo Shanghai (the “Bureau”), which designated our Company as the exclusive airline passenger carrier in China to sponsor the 2010 Shanghai Expo. Pursuant to the agreement, we are entitled to a number of rights, including the use of the Bureau’s logos and trademarks and the slogan “Better City, Better Life”, and priority to purchase advertising space at the Expo site. We are also able to enjoy the privileges of being a market development participant of the World Expo. The total sponsorship fee under the agreement is RMB320 million, of which RMB160 million will be paid in cash in installments and the remaining RMB160 million will be settled by value-in-kind services. See Note 14(b) to our audited consolidated financial statements for details. As part of our five-year World Expo service strategy, we have increased the number of our aircraft, expanded our route network, improved our in-cabin and ground services, and developed our aircraft maintenance and repair capabilities. We believe that, as the designated partner airline for World Expo 2010 Shanghai and with our core operations in Shanghai, one of China’s principal air transportation hubs, we are well-positioned to enhance our brand image and overall operations.

B. Business Overview

Our Company is one of the three largest air carriers in China in terms of tonne-kilometers and number of passengers carried in 2006, and is the primary air carrier serving Shanghai, China’s eastern gateway and largest city. We accounted for approximately 23.0% of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines in 2006. We operate primarily from Shanghai’s Hongqiao Airport and Pudong International Airport. In 2006, we accounted for 38.6% and 31.1% of all the flight traffic at Hongqiao Airport and Pudong International Airport, respectively. In 2006, we accounted for approximately 35.6% of the total passenger traffic volume and 19.4% of the total freight volume on routes to and from Shanghai. We have been consistently ranked as one of the best Chinese airlines in terms of service quality in each of the past seven years according to a poll conducted by the China Civil Aviation Association.

Compared to 2005, our traffic volume increased by approximately 28.5% in 2006. Our passenger traffic volume increase from 36,380.6 million passenger-kilometers in 2005 to 50,271.9 million passenger-kilometers in 2006, or 38.2%. Our cargo and mail traffic volume increase by 13.6% from 2,151.5 million tonne-kilometers in 2005 to 2,444.0 million tonne-kilometers in 2006. In 2006, our average on-time performance rate was approximately 83.3%, which was slightly higher than the industry average rate of 81.6% in China.

Airline Operations and Route Network

The following table sets forth our traffic revenues by activity for each of the five years ended December 31, 2006:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Traffic Revenues
Passengers	10,038	10,375	15,534	20,853	30,440
Cargo and mail	2,445	3,187	4,428	4,967	5,625
Total Traffic Revenues	12,483	13,562	19,962	25,820	36,065

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by geographic region for each of the five years ended December 31, 2006:

	2002	2003	2004	2005	2006

Passenger Traffic (millions of passenger kilometers)	18,206	18,003	27,581	36,381	50,272

Domestic	8,516	10,302	14,500	20,278	31,272
Hong Kong	2,234	1,934	3,038	3,284	3,522
International	7,457	5,767	10,043	12,819	15,478

ASK (millions)	27,963	29,780	41,599	52,428	70,468
Domestic	13,494	15,909	20,635	27,468	42,687
Hong Kong	3,650	3,692	4,857	5,288	5,554
International	10,819	10,178	16,107	19,672	22,227

Passenger Yield (passenger revenues/ passenger kilometers, in RMB)	0.55	0.57	0.56	0.57	0.61
Domestic	0.55	0.54	0.57	0.56	0.61
Hong Kong	0.86	0.84	0.74	0.76	0.71
International	0.46	0.53	0.50	0.54	0.58

Passenger Load Factor (%)	65.11	60.45	66.30	69.39	71.34
Domestic	63.11	64.75	70.27	73.82	73.26
Hong Kong	61.21	52.37	62.55	62.10	63.39
International	68.93	56.66	62.35	65.16	69.64

The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. In 2006, our passenger operations generated revenues of approximately RMB30,440 million, or approximately 84.4% of our traffic revenues. We operated approximately 5,650 scheduled flights per week (excluding charter flights), serving a route network that covers 136 cities within China and abroad. In 2006, we operated approximately 423 routes.

In 2006, we operated approximately 4,480 domestic flights per week on 299 routes. Our domestic routes generated approximately 62.2% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

In 2006, we also operated approximately 460 flights per week on 19 routes to and from Hong Kong, originating from Shanghai and 18 other major cities in eastern, northern and western China. Our Hong Kong regional routes accounted for approximately 8.2% of our passenger revenues in 2006.

In 2006, we operated approximately 710 international flights per week on 105 routes, serving 43 cities in 17 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. In 2005, we successfully introduced three new international routes including Shanghai-Bombay, Shanghai-Moscow and Shanghai-Dhaka. In 2006, we gradually introduced passenger traffic routes, such as Shanghai-Frankfurt, Shanghai-New York, Beijing-Seoul, Hangzhou-Qingzhou and Weihai-Seoul, to further improve our route network. In April 2007, we introduced a new international route, Shanghai-Maldives-Johannesburg, and we plan to launch more new routes, such as Hangzhou-Jizhou, at the end of 2007. Revenues derived from our operations on international routes accounted for approximately 29.6% of our passenger revenues. Revenues derived from our operations on our 22 routes to and from Japan accounted for approximately 11.8% of our passenger revenues and approximately 39.9% of our international passenger revenues in 2006.

Most of our international and Hong Kong regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hongqiao Airport and Pudong International Airport. All of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong International Airport is a newly constructed airport and is approximately 30 kilometers from the central business district of Shanghai.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively. We believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on certain flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub. In addition, we are also in the process of developing our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by geographic region for each of the five years ended December 31, 2006:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Cargo and Mail Tonne-Kilometers (millions)	1,023	1,297	1,875	2,152	2,444
Domestic	206	258	328	410	575
Hong Kong	53	81	124	135	141
International	764	958	1,423	1,607	1,728

Weight of Cargo and Mail Carried (millions of kilograms)	345	460	664	776	893
Domestic	170	205	262	316	439
Hong Kong	39	57	85	92	96
International	136	198	317	348	359

Cargo and Mail Yield (cargo and mail revenues/cargo and mail tonne-kilometers, in RMB)	2.39	2.46	2.36	2.31	2.30

Our cargo and mail business generated revenues of approximately RMB5,625 million in 2006, representing approximately 15.6% of our traffic revenues for the year.

We must obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Co., Ltd. also maintains 32 cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes. Revenues derived from our operations on international cargo and mail routes accounted for approximately 77.9% of our total cargo and mail revenues in 2006.

The development of cargo operations is an important part of our Company’s growth strategy. We have six MD-11 freight aircraft for cargo and mail operations, three of which were converted from passenger aircraft after the establishment of China Cargo Airlines Co., Ltd. We also have one Airbus A300F and two Boeing 747F freighters under short-term operating leases for our cargo operations in 2006.

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

• the acquisition of aircraft and spare parts;

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

The CAAC has established regulatory policies intended to promote controlled growth of the Chinese airline industry. We believe those policies will be beneficial to the development of and prospects for the Chinese airline industry as a whole. Nevertheless, those regulatory policies could limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, while our Company generally benefits from regulatory policies that are beneficial to the airline industry in China as a whole, the implementation of specific regulatory policies may from time to time materially and adversely affect our business operations.

Because our Company provides services on international routes, we are also subject to a variety of bilateral civil air transport agreements between China and other countries. In addition, China is a contracting state as well as a permanent member of the International Civil Aviation Organization, an agency of the United Nations established in 1947 to assist in the planning and development of the international air transportation. The International Civil Aviation Organization establishes technical standards for the international airline industry. China is also a party to a number of other international aviation conventions. The business operations of our Company are also subject to those international aviation conventions.

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

Hong Kong Route Rights. Hong Kong routes and the corresponding landing rights were formerly derived from the Sino-British air services agreement. In February 2000, the PRC Government, acting through the CAAC, and Hong Kong signed the Air Transportation Arrangement between mainland China and Hong Kong. The Air Transportation Arrangement provides for equal opportunity for airlines based in Hong Kong and mainland China. Competition from airlines based in Hong Kong increased after the execution of the Air Transportation Arrangement. The CAAC allocates route and landing rights among the eight Chinese airlines currently permitted to fly to Hong Kong. The CAAC normally will not allocate an international route or a Hong Kong route to more than one domestic airline unless certain criteria, including minimum load factors on existing flights, are met. There is more than one Chinese airline company on certain of our Hong Kong routes.

The CAAC and the Economic Development and Labor Bureau of Hong Kong recently announced that they have reached an agreement to further expand the Air Transportation Arrangement. This agreement will increase the routes between Hong Kong and mainland China to expand coverage to most major cities in mainland China. The capacity limits for passenger and/or cargo services on most routes will also be gradually lifted. Beginning from the winter of 2007, each side can designate three airline companies to operate passenger and/or cargo flights and another airline company to operate all-cargo flights on the majority of the routes between Hong Kong and mainland China.

International Route Rights. International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the PRC Government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Upon entering into an air services agreement, the CAAC seeks applications from the eight Chinese airlines currently approved to fly international passenger routes. The CAAC awards the relevant route to an airline based on various criteria, including:

•	availability of appropriate aircraft and flight personnel;

•	safety record;

•	on-time performance; and

•	hub location.

Although hub location is an important criterion, an airline may be awarded a route which does not originate from an airport where it has a hub. The route rights awarded do not have a fixed expiry date and can be terminated at the discretion of the CAAC.

Airfare Pricing Policy. The PRC Civil Aviation Law provides that airfares for domestic routes are determined jointly by the CAAC and the agency of the State Council responsible for price control, primarily based upon average airline operating costs and market conditions. From February 1999 to March 2001, all domestic airlines were required to adhere to unified domestic airfares published by the CAAC from time to time and discounted sales were prohibited. In 2001, the CAAC gradually relaxed its control over domestic airfare pricing and, effective March 1, 2001, domestic airlines were permitted to offer discounts on several major domestic routes.

On March 17, 2004, China’s State Council approved the Pricing Reform Plan for the Domestic Civil Aviation Industry, or the Pricing Reform Plan, effective April 20, 2004. Pursuant to the Pricing Reform Plan, the governmental authorities responsible for price control no longer directly set the airfares for domestic routes, but indirectly control the airfares for domestic routes by setting basic airfare levels and permitted ranges within which the actual fares charged by Chinese airlines can deviate from such basic airfare levels. Chinese airlines are able to set their own airfares for their domestic routes within the permitted ranges and adopt more flexible sales policies to promote their services.

The CAAC and the National Development and Reform Commission, or NDRC, jointly publish the pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan (the average basic airfare for domestic routes is RMB0.75 per passenger-kilometer). Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher and 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the NDRC will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the NDRC for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. We expect that, as reforms continue in 2007, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

Under the PRC Civil Aviation Law, maximum airfares on Hong Kong and international routes are set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, airfares are set by the airlines themselves or by the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international airfares. Discounts are permitted on Hong Kong and international routes. For the airline industry in China as a whole, the airfare per kilometer is substantially higher for Hong Kong and international routes than for domestic routes.

Acquisition of Aircraft and Spare Parts. Most Chinese airlines are required to purchase their aircraft, aircraft spare parts and other aviation equipment through the China Aviation Supplies Import & Export Group Corporation, or the CASC Group, an entity controlled by the CAAC. If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC and must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If approval of an aircraft acquisition is obtained, the airline negotiates the terms of the acquisition with the manufacturer together with the CASC Group because the CASC Group possesses the license required to import or export aircraft and is entitled to receive a commission. Our Company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC, which is 55% owned by CEA Holding and 45% owned by our Company, without the participation of CASC. This gives us freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain an approval from the NDRC for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

Domestic Fuel Supply and Pricing. The Civil Aviation Oil Supply Company, or CAOSC, which is controlled by the CAAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The PRC Government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues a guidance price. The retail price at which the CAOSC resells fuel to airline customers is set within a specified range based on this guidance price.

Safety. The CAAC has made the improvement of air traffic safety in China a high priority. The CAAC is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines, which have been formulated based on international standards. Each Chinese airline is required to provide flight safety reports to the CAAC, including reports of flight incidents or accidents involving its aircraft which occurred during the relevant reporting period and other safety related problems. The CAAC conducts safety inspections on each airline periodically.

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

All aircraft operated by Chinese airlines, other than a limited number of leased aircraft registered in foreign countries, are required to be registered with the CAAC. All of our aircraft are registered with the CAAC. All aircraft operated by Chinese airlines must have a valid certificate of airworthiness issued and annually renewed by the CAAC. In addition, maintenance permits are issued to a Chinese airline only after the maintenance capabilities of that Chinese airline have been examined and assessed by the CAAC. These maintenance permits are renewed annually. All aircraft operated by Chinese airlines may be maintained and repaired only by CAAC certified maintenance facilities, whether located within or outside China. Aircraft maintenance personnel must be certified by the CAAC before assuming aircraft maintenance posts.

Security. The CAAC establishes and oversees the implementation of security standards and regulations based on the PRC laws and standards established by international civil aviation organizations. Each airline is required to submit to the CAAC an aviation security handbook describing specific security procedures established by the airline for the day-to-day operations and security training for staff. Such security procedures must be formulated based on the relevant CAAC regulations. Chinese airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements. We believe that our Company is in compliance with all applicable security regulations.

Noise and Environmental Regulation. All airlines and airports in China are required to comply with noise and environmental regulations of the State Environmental Protection Agency that are modeled on international standards. The CAAC regulations allow Chinese airports to refuse take-off and landing rights to any aircraft that does not comply with State noise regulations. We believe that our Company is in compliance with all applicable noise and environmental regulations.

Chinese Airport Policy. Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC handed over 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China’s civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance, have been reflected in the ticket prices of Chinese airlines rather than collected as a separate levy.

Limitation on Foreign Ownership. The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot aggregately hold a majority of our total outstanding shares. Currently, approximately 32.2% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC).

Competition

Domestic. Domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. In addition, we face increasing competition from entrants to our domestic markets as new investments into China’s civil aviation industry are made following the CAAC’s relaxation of certain private-sector investment rules in July 2005. We expect that competition in the future from other Chinese airlines on our routes will further increase as the CAAC promotes controlled competition in order to advance the growth of the domestic airline industry as a whole. Our Company competes against our domestic competitors primarily on the basis of safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our Company is well-positioned to compete against our domestic competitors in the growing airline industry in China.

There are currently approximately 14 passenger airlines operating in China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. In July 2005, the CAAC introduced new rules to further open the civil aviation industry to domestic investors, including private-sector investors, which may result in the establishment of more new Chinese airlines and create more competition. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 400 routes and has a fleet of at least 200 jet aircraft. As of December 31, 2006, our Company, Air China and China Southern accounted for 23.0%, 28.8% and 26.3%, respectively, of the total commercial air traffic (as measured in tonne-kilometers) handled by Chinese airlines.

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. The number of airlines operating flights to and from Shanghai has increased significantly in recent years. We also face domestic competition from Shanghai Airlines, an airline based in Shanghai which is smaller than our Company. Competition between Shanghai Airlines and us increases as Shanghai Airlines expands its long-haul capacity and operates routes to more cities served by our Company.

Hong Kong. Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 460 flights per week on routes between 19 Chinese cities and Hong Kong. Dragonair competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways Limited, or Cathay, obtained licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay commenced its services on the Hong Kong-Beijing, Hong Kong-Shanghai and Hong Kong-Xiamen routes in December 2003, January 2005 and February 2005, respectively. With Cathay commencing its operations on the Hong Kong-Shanghai route, we face more intensified competition on this route. In addition to the frequency and convenience of our flights and the number of routes offered, our Company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the PRC Government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes and intensified competition.

On September 28, 2006, Cathay, which previously owned approximately 17.79% of Dragonair, acquired the remaining 82.21% shareholding in Dragonair, turning Dragonair into a wholly-owned subsidiary of Cathay. In connection with the acquisition, Cathay doubled its shareholding in Air China to 20% and Air China acquired approximately 10.16% equity interest in Cathay. Cathay and Air China also entered into an agreement to enhance cooperation between them in a number of operational areas, including operating all the passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. Cathay’s acquisition of Dragonair and enhanced cooperation with Air China may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season from late-January to mid-February in 2003, the PRC Government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons from late-January to mid-February in 2006 and 2007, respectively, airlines from both mainland China and Taiwan (including our Company) operated 72 and 96 non-stop direct chartered flights between selected cities of mainland China and Taiwan. In 2006, the PRC Government allowed for the first time direct flights during the Mid-Autumn Festival holiday from late-September to early-October. During this holiday, airlines from both mainland China and Taiwan (including our Company) operated 22 non-stop direct chartered flights on passenger traffic routes that included Beijing-Taipei, Shanghai-Taipei, Guangzhou-Taipei, Xiamen-Gaoxiong (Kaohsiung), and Xiamen-Taipei. In addition, direct flights were permitted for the first time during the observance of Qingming (Ching Ming) Festival from late-March to early-April in 2007. During this period, 11 airlines from both mainland China and Taiwan (including our Company) operated a total of 42 direct flights on the same passenger traffic routes. Although regular direct flights between Taiwan and mainland China are still not permitted, our results of operations on Hong Kong routes could be materially and adversely affected if direct flights between Taiwan and mainland China are permitted in the future. We cannot assure you that our Company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operation on our Hong Kong routes. Our Company also faces competition from Dragonair in our Hong Kong cargo operations.

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

International. We compete with Air China, China Southern and many other well-established foreign carriers on our international routes. Most of our international competitors are very well-known international carriers and are substantially larger than us and have substantially greater financial resources than we do. Many of our international competitors also have significantly longer operating histories and greater name recognition than we do. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and utilize more developed reservation systems than ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than ours and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country are allowed to serve the China-U.S. market over the next few years. It is expected that there will be a significant increase in China-U.S. air services over the next few years due to this agreement, which would further intensify competition in this market.

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with Air China, All Nippon Airways, Japan Airlines, Shanghai Airlines, China Southern and Northwest Airlines, Inc. on our passenger routes to Japan. On our Korean routes, we compete with Asiana Airlines, Korean Air, China Southern and Air China. Our primary competition on our flights to Southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, American Airlines, Air China and China Southern. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. Our Company competes in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

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

Maintenance Capability. We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform D1 checks on our Boeing 737 aircraft and C checks on MD-82, Airbus A320, A340-300 and A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our Company currently employs approximately 5,595 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel participated in the manufacturer training and support programs sponsored by Airbus Industries G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our Company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China.

We entered into a joint venture with Honeywell International Inc., formerly Allied Signal Inc., in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. We also entered into an agreement with Singapore Aviation Services Company, or SASCO, for the provision of additional maintenance services by SASCO to our Company. Since October 1997, we have operated a maintenance hangar at Hongqiao Airport which has the capacity to house two wide-body aircraft. Our Company and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our Company and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, our Company, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our Company. STA, established in 2004 between our Company and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services.

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

The management of each of our provincial hub operations is responsible for the flight safety operations at the respective hub under the supervision of our flight safety management division. We prepare monthly safety bulletins detailing recent developments in safety practices and procedures and distribute them to each of our flight crew, the maintenance department and the flight safety management department. The CAAC also requires our Company to prepare and submit semi-annual and annual flight safety reports.

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. Our Company uses flight simulators for MD-82, A300-600R, A320 and A330/340 aircraft at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Fuel Supplies

Fuel costs represented approximately 33.3% of our operating expenses in 2006. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2006, our fuel expenses increased 53.1% as a result of increased weighted average domestic and international fuel prices and the expansion of our fleet. In particular, in 2006, the weighted average fuel prices paid by our Company increased by approximately 33.6%.

Ground Facilities and Services

The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hongqiao Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Changbei Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo, Tianhe Airport in Wuhan, Wujiaba Airport in Kunming and Xianyang Airport in Xi’an. We own hangars, aircraft parking and other airport service facilities at Hongqiao Airport and Pudong International Airport and lease from CEA Holding certain buildings at Hongqiao Airport where our principal executive offices are located.

We have our own ground services and other operational services, such as aircraft cleaning and refueling and the handling of passengers and cargo for our operations at Hongqiao Airport and Pudong International Airport. We also provide ground services for many other airlines that operate to and from Hongqiao Airport and Pudong International Airport. At other airports served by our Company, we generally contract for ground services with these airports or the principal airlines based at these airports for fees and other charges which are typically based on passenger or cargo volume or aircraft tonnage.

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

Marketing and Sales

Passenger Operations. Our marketing strategy with respect to passenger operations is primarily aimed at increasing our market share for all categories of air traveler. With respect to our Hong Kong and international routes, we are permitted to market our services on the basis of price. We also have limited flexibility in setting our airfares for domestic routes after the implementation of the Pricing Reform Plan in April 2004, and therefore are able to adjust our domestic airfares in response to market demand. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully. In order to improve our customer services, we participated in joint cabin crew training and exchange programs with foreign airlines, including Asiana Airlines and Japan Airlines.

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of frequent flyers surpassed 5.6 million in 2006, with a flight-taking rate of 8.1%, bringing the influence of our products into full play. The special services hotline “95108” call centre was established and came into operation in 2004.

In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides our customers with benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedited transit services at Hongqiao Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Xi’an, Shenzhen, Chongqing, Chengdu and Harbin under internal code-sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Luggage” service in 23 cities including Shantou and Xiamen. All these efforts improved the quality of our transit services and, as a result, the number of passengers who used our transit services exceeded 850,000 and 1,120,000 persons/time in 2005 and 2006, respectively. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we devote efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.

We have entered into code-sharing arrangements with American Airlines, Japan Airlines, Korean Airlines, Asiana Airlines, Qantas Airways, Air France, Thai Airways, Air Europa and Shanghai Airlines. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines, such as Air Canada, in the near future.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through approximately 7,387 sales agents and travel agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hongqiao Airport and Pudong International Airport in Shanghai and in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei, Hubei, Yunnan and Shaanxi provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted by the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas representative offices in Chicago, Los Angeles, Seattle, New York, Vancouver, Madrid, Paris, London, Frankfurt, Munich, Moscow, Sydney, Melbourne, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okinawa, Niigata, Sapporo, Kagoshima, Hiroshima, Okayama, Matsuyama, Singapore, Bangkok, Seoul, Delhi, Kuala Lumpur and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. The establishment of our Hong Kong operations division in 2005 also facilitates our marketing and sales in Hong Kong. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.

All of our direct passenger ticket sales are recorded on our computer systems. All Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, and INFINI and AXESS of Japan, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

Cargo Operations. We maintain a network of cargo sales agents domestically and internationally. We established domestic cargo sales offices in Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in Hong Kong, Tokyo, Seoul, Dallas, Seattle, Chicago, San Francisco, New York, Paris and our other overseas flight destinations. In 2005, we established our northern China, southern China, southeastern China and overseas sales management centers to improve coordination among our sales offices. We are also improving our cargo sales on passenger flights through full utilization of our existing passenger sales network.

Ancillary Airline Activities

In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold.

Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2006, we generated revenues of approximately RMB1,071 million from our airport ground services and cargo handling services.

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

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which our Company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Insurance coverage and cost” for more information on our Company’s insurance coverage.

C. Organizational Structure

See the section headed “Item 4. Information on the Company — Business Overview”.

D. Property, Plants and Equipment

Fleet

In 2005, as part of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest, we acquired or assumed the ownership of or the leases for 60 additional aircraft. We also added 27 aircraft to our fleet through other transactions, including the purchase of two Airbus A321 aircraft and three EMB145 aircraft, the finance lease of five Airbus A320 aircraft, the operating lease of four Airbus A320 aircraft, seven B737-700 aircraft and three B737-800 aircraft, and the operating lease of one Airbus A300F freighter and two B747F freighters. Moreover, we entered into agreements to purchase five A319 aircraft (with engines), five EMB145 aircraft, 15 A320 series aircraft, two Boeing 747-400 freight aircraft, four Boeing 737 aircraft and 15 Boeing 787 aircraft, respectively. In 2006, we added 27 aircraft to our fleet, including the finance lease of three A319 aircraft, two A321 aircraft, six B737-700 aircraft, one B747F freighter and four EMB145 aircraft, and the operating lease of one B737-700 aircraft, three A330-200 aircraft and seven A330-300 aircraft. On December 27, 2006, our Board of Directors passed a resolution to dispose of certain aged aircraft and related flight equipment in the forthcoming 12-months in light of the poor market reception and the high maintenance cost of these aircraft. For more details, see Note 35 to our audited consolidated financial statements. We plan to continue to expand our scale in 2007 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market. We have continued to build our fleet and have introduced two A319 aircraft, two A320 aircraft, four A321 aircraft, one A330-200 aircraft, five A330-300 aircraft, two B737-700 aircraft, three EMB145 aircraft and one B747F aircraft, which were delivered to us and commissioned into service this year.

As of December 31, 2006, we had a fleet of 205 aircraft, including 182 jet passenger aircraft that have more than 100 seats and 12 jet freighters. The following table sets forth the details of our fleet as of December 31, 2006:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average age (in years)(1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	3.6
A340-300	5	5	—	289	10.6
A330-300	7	—	7	300	0.9
A330-200	3	—	3	264	1.3
A300-600	9	9	—	269	14.2
B767-300	3	3	—	263	10.7
Narrow-body:
MD-90	9	9	—	157	9.1
A321	6	6	—	185	2.0
A320	63	37	26	158	5.7
A319	13	3	10	122	5.0
Boeing 737-800	7	—	7	158	3.1
Boeing 737-700	29	14	15	122	3.6
Boeing 737-300	23	13	10	138	9.9
EMB 145	7	7	—	50	1.4
CRJ-200	5	5	—	50	5.4
Total Passenger Aircraft:	194	116	78	—	—

Cargo Aircraft:
MD-11F	6	6	—	—	15
A300F	2	1	1	—	—
B747F	3	1	2	—	1
Total Fleet	205	124	81	—	—

(1) The average aircraft age is weighted by the number of available seats.

Our average daily aircraft utilization rate was 9.4 hours in 2006, which was approximately the same as in 2005. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2006.

	2004	2005	2006
	(in hours)
Wide-body:
A340-600	12.6	13.8	14.0
A340-300	13.8	12.8	12.1
A330-300	—	—	9.3
A330-200	—	—	11.5
A300-600	8.8	8.9	8.6
A310	—	7.2	—
B767-300	—	9.2	9.1

Narrow-body:
MD-90	8.5	8.0	8.1
MD-82	7.8	6.2	—
A321	6.4	8.3	9.0
A320	9.4	9.2	9.3
A319	9.5	9.5	7.8
Boeing 737-800	—	9.9	10.5
Boeing 737-700	9.9	9.9	9.9
Boeing 737-300	10.0	9.0	9.0
EMB 145	—	7.7	7.6
CRJ-200	—	5.1	7.4

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and A340-600 aircraft are primarily used for our routes to the United States, Europe, Hong Kong, Korea and other international destinations, including Los Angeles, New York, London, Paris, Seoul, and Bangkok, and on major domestic routes to cities such as Dalian. Our Airbus A330 aircraft are primarily used for the routes of Beijing-Shanghai and Shanghai-Hong Kong and Singapore, Australia, India, Japan and Korea routes. Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. Our EMB145 and CRJ-200 aircraft are mainly used on our regional short-distance routes.

Our MD-11F, A300F and B747F aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan. Our general aviation services customers include provincial authorities in charge of agriculture, forestry and geology.

Future Fleet Development. Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated jet aircraft deliveries from 2007 to 2008 as of December 31, 2006:

	2007	2008	Total
Aircraft
A330-300	5	3	8
A330-200	1	1	2
A321	4	5	9
A320	2	8	10
A319	2	2	4
B737-800	0	1	1
B737-700	2	1	3
B787	0	4	4
EMB145	3	0	3
B747F	1	0	1
Total	20	25	45

The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as the general economic conditions, our operating results and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

Fleet Financing Arrangements. We generally acquire aircraft through either long-term capital leases or operating leases. To take advantage of the low interest rates for long-term loans in 2002, we also purchased a certain number of aircraft and financed them by borrowing long-term loans from banks in China. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

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

Operating Facilities

Our corporate headquarters, base maintenance center and other primary airport facilities in Shanghai, occupying an area of approximately 412,422 square meters of land, are located at Hongqiao Airport. We also own office buildings, cargo operating buildings and a maintenance center at Pudong International Airport. The total gross floor area of all of our buildings and facilities is approximately 341,000 square meters.

We own all of the buildings and facilities located at Hongqiao Airport, with the exception of the office buildings where our corporate headquarters are located. We lease from CEA Holding our corporate headquarters office buildings and the land on which our corporate headquarters are located. We have acquired buildings and ancillary facilities at Pudong International Airport with a total gross floor area of approximately 158,400 square meters.

We also have operations in the airports in Nanjing, Qingdao, Jinan, Taiyuan, Shijiazhuang, Hefei, Nanchang, Ningbo, Wuhan, Kunming and Xi’an, respectively. In Nanjing, we lease all the buildings and facilities our Company occupies from the airport authority. In Qingdao, Hefei and Nanchang, we have the right to use such buildings and facilities constructed and maintained by our Company. However, the right to use such buildings and facilities cannot be transferred or leased to third parties. In Taiyuan and Shijiazhuang, we own our maintenance facilities and lease office building from CEA Holding and other facilities from the local airport authorities. In Kunming and Xi’an, we leased from CEA Holding operating facilities including office buildings, warehouses and workshops under an agreement.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP as they relate to us, see Note 40 to our audited consolidated financial statements included in this Annual Report. The condensed consolidated financial statements, prepared in accordance with U.S. GAAP, are also presented in this Annual Report. We acquired from CEA Holding certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005. Our consolidated financial statements as of and for the year ended December 31, 2006 reflect the results of operations of those acquired assets and liabilities from the effective date of the acquisition, June 30, 2005. Under U.S. GAAP, the acquisitions would have been accounted for as a combination of entities under common control since our Company and the aviation businesses of CEA Yunnan and CEA Northwest were under the common control of CEA Holding. Under this method, the acquired assets and liabilities would have been accounted for at their historical cost under U.S. GAAP and the consolidated financial statements for all years presented would have been retroactively restated as if the acquired entities had always been part of our Company. This method is reflected in the significant differences between IFRS and U.S. GAAP provided in Note 40 to our audited consolidated financial statements included in this Annual Report. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of certain selected assets and liabilities of CEA Yunnan’s and CEA Northwest’s aviation businesses under common control for the relevant periods are also set forth in Note 41 to our audited consolidated financial statements included in this Annual Report.

Overview

Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 26.4%, from 8,751.5 million ATKs in 2005 to 11,065.6 ATKs in 2006, and our passenger capacity on an available seat kilometer, or ASK, basis increase by 34.4%, from 52,427.9 million ASKs in 2005 to 70,468.3 million ASKs in 2006. Total traffic on a revenue tonne kilometer, or RTK, basis increase by 28.5%, from 5,395.2 million RTKs in 2005 to 6,931.0 PTKs in 2006.

In addition to our acquisition from CEA Holding of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005, we increased our equity interest in CEA Wuhan from 40% to 96% through an acquisition of interest held by other shareholders of CEA Wuhan early 2006. See the section headed “Item 4. Information on the Company — History and Development of the Company” for more details. Those acquisitions have resulted in the expansion of our operation and increase in our traffic revenue. For example, the operations in connection with the certain selected assets and liabilities we acquired relating to the aviation businesses of CEA Yunnan and CEA Northwest contributed revenues of RMB8,799 million to our Company in 2006 and had a material impact on our overall results of operation for the year ended December 31, 2006. With the integration of those acquired assets or entities with our existing operations, we expect to achieve an improvement of our service quality and enhancement of our overall strength and market competitiveness by rationalizing our route network and fleet, centralizing our procurement of aircraft and aircraft components, integrating our maintenance resources as well as streamlining our sales channels.

As required under IFRS, we applied the acquisition accounting method to account for the acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. Under U.S. GAAP, such transactions are considered “combinations of entities under common control” since our Company and the aviation businesses of CEA Yunnan and CEA Northwest were under the common control of CEA Holding. Such transactions are accounted for in a manner similar to “pooling-of-interests”, retroactively restating all years presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the aviation businesses would be accounted for at historical cost and the related results of operations would be included in the consolidated financial statements for the earliest year presented.

The historical results of operations discussed in this Annual Report may not be indicative of our future operating performance. Like those of other airlines, our operations substantially depend on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events and other unforeseen events. Our operations will be affected by, among other things, fluctuations in the aviation fuel price, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid. We expect the aviation fuel price to continue to remain high and have a material adverse effect on our profitability. We expect depreciation expenses and operating lease expenses to increase as new aircraft and related flight equipment are acquired. Maintenance expenses may also increase as a result of acquisitions of new aircraft, although we expect to benefit from certain maintenance and fuel cost savings as older aircraft are retired and replaced.

Our financial performance is also significantly affected by factors associated with operating in a highly regulated industry, as well as a number of other external variables, including political and economic conditions in China, competition, foreign exchange fluctuations and public perceptions of the safety of air travel with Chinese airlines. Because nearly every aspect of our airline operations is subject to the regulation of the CAAC, our operating revenues and expenses are directly affected by the CAAC regulations with respect to, among other things, domestic airfares, level of commissions paid to sales agents, the aviation fuel price, take-off and landing charges and route allocations. The nature and extent of airline competition and the ability of Chinese airlines to expand are also significantly affected by various CAAC regulations and policies. Changes in the CAAC’s regulatory policies, or in the implementation of such policies, are therefore likely to have a significant impact on our future operations.

Certain Financial Information by Business Segment

For the year ended December 31, 2005, we principally operated in one business segment, namely the operation of our civil aviation business, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the continued growth of our China cargo and logistics transportation services, we began to review the cargo and logistic transportation services business separately and to report it as a separate segment.  Accordingly, from 2006, our Company operates in two business segments, namely the passenger business segment (including cargo carried by passenger flights) and cargo and logistics transportation business segment.

The following table sets forth our segment results for the year ended December 31, 2006:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	33,490	2,843	—	36,333
Other revenues and operating income	1,066	709	141	1,916

Total segment revenue	34,556	3,552	141	38,249
Inter-segment revenue	(760)	—	—	(760)

Revenues	33,796	3,552	141	37,489

Operating (loss)/profit
- segment results	(2,771)	(242)	22	(2,991)
Interest income	112	6	2	120
Finance costs	(777)	(93)	(8)	(878)
Share of results of associates	104	—	—	104
Share of results of jointly controlled entities	30	—	—	30

(Loss)/profit before income tax	(3,302)	(329)	16	(3,615)
Income tax	198	(30)	(5)	163

(Loss)/profit for the year	(3,104)	(359)	11	(3,452)

The following table sets forth our segment results for the year ended December 31, 2005:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	23,182	2,732	—	25,914
Other revenues and operating income	1,012	575	98	1,685

Total segment revenue	24,194	3,307	98	27,599
Inter-segment revenue	(144)	—	—	(144)

Revenues	24,050	3,307	98	27,455

Operating (loss)/profit
- segment results	(166)	168	12	14
Interest income	120	6	3	129
Finance costs	(624)	(84)	—	(707)
Share of results of associates	(9)	—	—	(9)
Share of results of jointly controlled entities	(4)	—	—	(4)

(Loss)/profit before income tax	(683)	90	15	(578)
Income tax	153	(11)	(3)	139

(Loss)/profit for the year	(529)	79	12	(439)

The following table sets forth our segment results for the year ended December 31, 2004:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	17,483	2,658	—	20,141
Other revenues and operating income	1,030	392	75	1,497

Total segment revenue	18,513	3,050	75	21,638
Inter-segment revenue	(251)	—	—	(251)

Revenues	18,262	3,050	75	21,387

Operating (loss)/profit
- segment results	660	563	10	1,233
Interest income	123	4	2	129
Finance costs	(692)	(78)	—	(770)
Share of results of associates	(50)	—	—	(50)
Share of results of jointly controlled entities	45	—	—	45

(Loss)/profit before income tax	86	489	12	587
Income tax	(51)	(76)	(3)	(130)

(Loss)/profit for the year	35	413	9	457

A. Operating Results

Certain items of income and expenses and balance sheet data for the years ended December 31, 2002, 2003, 2004 and 2005 have been reclassified under IFRS. Such reclassifications have no effect on the profit (loss) attributable to equity holders and net assets for each of those affected years.

The following tables set forth our summary income statements and balance sheet data:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Income Statements Data
IFRS
Revenues	13,332	14,470	21,386	27,454	37,489
Other operating income	63	50	85	245	424
Operating expenses	(12,350)	(14,454)	(20,239)	(27,685)	(40,905)
Operating profit/(loss)	1,045	66	1,232	14	(2,991)
Finance costs, net	(777)	(775)	(641)	(578)	(757)
Profit/(loss) before income tax	235	(741)	586	(577)	(3,616)
Profit/(loss) for the year attributable to equity holders of the Company	64	(1,097)	321	(467)	(3,313)
Earnings/(loss) per share attributable to equity holders of the Company(1)	0.01	(0.23)	0.07	(0.10)	(0.68)

	As of December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data
Cash and cash equivalents	1,945	1,583	2,114	1,864	1,987
Net current liabilities	(7,504)	(9,982)	(12,491)	(25,572)	(24,792)
Non-current assets	28,147	33,039	36,812	52,882	52,152
Long term borrowings, including current portion	(6,495)	(11,223)	(10,736)	(12,659)	(14,932)
Obligations under finance leases, including current portion	(8,184)	(7,101)	(8,662)	(10,588)	(11,853)
Total share capital and reserves	7,319	6,175	6,481	6,096	2,815

(1)	The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

2006 Compared to 2005

Revenues. Our revenues increased by 36.5% from RMB27,455 million in 2005 to RMB37,489 million in 2006 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest and our acquisitions of other aircraft.

Traffic revenues increased by 40.2% from RMB25,914 million in 2005 to RMB36,333 million in 2006, primarily due to a 44.5% increase in our passenger traffic revenues. Our average aircraft daily utilization rate was 9.4 hours in 2006, which was approximately the same as in 2005.

Passenger business segment revenues (including cargo carried by passenger flights)

Our total passenger business segment revenue increased by 42.8% from RMB24,194 million in 2005 to RMB34,556 million in 2006. Total passenger business segment revenues after elimination of inter-segment revenues, which accounted for 90.2% of our total revenues, increased by 40.5% from RMB24,050 million in 2005 to RMB33,796 million in 2006. The increase was primarily due to the expansion of our operations.

Our domestic passenger business segment revenues (excluding Hong Kong passenger revenues), which accounted for 58.1% of our total passenger business segment revenues in 2006, increased by 65.0% from RMB11,788 million in 2005 to RMB19,453 million in 2006. This increase was primarily due to an increase in our domestic passenger traffic following increases in our capacity and in our domestic passenger load factor. Compared to 2005, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 54.2% in 2006. Our domestic passenger load factor decreased from 73.8% in 2005 to 73.3% in 2006 because our capacity increased more rapidly than market demands. Our domestic passenger yield increased from RMB0.56 in 2005 to RMB0.61 in 2006 per passenger-kilometer primarily as a result of the rise in average air fares.

Hong Kong passenger business segment revenues, which accounted for 9.3% of our total passenger business segment revenues in 2006, increased by 3.4% from RMB3,002 million in 2005 to RMB3,103 million in 2006. We increased the passenger capacity on our Hong Kong routes by 7.7% in 2006. Hong Kong passenger traffic (as measured in RPKs) increased slightly by 7.2% in 2006, compared to 2005. Our Hong Kong passenger yield decreased from RMB0.76 in 2005 to RMB0.71 in 2006 per passenger-kilometer, reflecting decreases in air fares. Our Hong Kong passenger load factor slightly increased from 62.1% in 2005 to 63.4% in 2006.

International passenger business segment revenues, which accounted for 32.6% of our total passenger business segment revenues in 2006, increased by 30.3% from RMB8,394 million in 2005 to RMB10,934 million in 2006. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity and in our international passenger load factor. An increase in our international passenger business segment yield also contributed to the increase in our international passenger revenues. Our international passenger traffic (as measured in RPKs) increased by 20.8% in 2006, compared to 2005. Our international passenger capacity increased by 13.0% in 2006, compared to 2005. Our international passenger load factor increased from 65.2% in 2005 to 69.6% in 2006. Our international passenger yield increased from RMB0.54 in 2005 to RMB0.58 in 2006 per passenger-kilometer, reflecting increases in air fares.

Cargo and logistics business segment revenues

We generate cargo and logistics revenues from our cargo and logistics transportation services. Our total revenues from our cargo and logistics transportation services business segment increased by 7.4% from RMB3,307 million in 2005 to RMB3,552 million in 2006. Total revenues after elimination of inter-segment revenues, which accounted for 9.5% of our total revenues, increased by 7.4% from RMB3,307 million in 2005 to RMB3,552 million in 2006. The increase was primarily due to an increase in our cargo and logistics traffic following an increase in our capacity. Cargo yield decreased from RMB2.31 in 2005 to RMB2.30 in 2006 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

Operating Expenses. Our two business segments incur similar operating expenses which are subject to similar trends. The following discussion analysis relates to our consolidated operating expenses.

Our total operating expenses increased by 47.8% from RMB27,685 million in 2005 to RMB40,905 million in 2006 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues increased from 100.8% in 2005 to 109.1% in 2006.

Aviation fuel expenses increased by 53.1% from RMB8,889 million in 2005 to RMB13,609 million in 2006. This increase was primarily a result of rising fuel prices and our business expansion in 2006. In 2006, we consumed a total of 2,346,400 tonnes of aviation fuel, representing an increase of 23.9% compared to 2005. Compared to 2005, the weighted average fuel prices paid by our Company in 2006 increased by 33.6%. Aviation fuel expense accounted for 33.3% of our total operating expenses in 2006, as compared to 32.1% in 2005.

Aircraft depreciation and operating lease rentals increased by 32.7% from RMB5,255 million in 2005 to RMB6,974 million in 2006 primarily due to the introduction of additional aircraft which were primarily financed by way of finance or operating leases, resulting in a larger increase in depreciation and operating lease expenses. The number of aircraft operated by us increased from 180 as of December 31, 2005 to 205 as of December 31, 2006.

Other depreciation, amortization and operating lease expenses increased by 17.4% from RMB666 million in 2005 to RMB782 million in 2006 primarily due to the addition of operating premises and ancillary facilities resulting from the expansion of our operations and an increase in the number of our branches.

Wages, salaries and benefits increased by 47.3% from RMB2,359 million in 2005 to RMB3,476 million in 2006 primarily due to a significant increase in the number of our employees following our acquisition of certain selected assets and liabilities relating to aviation businesses of CEA Yunnan and CEA Northwest. The total number of our employees increased by 31.0% from 29,301 as of December 31, 2005 to 38,392 as of December 31, 2006.

Take-off and landing charges, which accounted for 12.2% of our total operating expenses in 2006, increased by 34.2% from RMB3,719 million in 2005 to RMB4,989 million in 2006 primarily due to the expansion of our business and the increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from an increase in the number of domestic flights. The number of our flights increased from approximately 211,000 in 2005 to approximately 340,000 in 2006.

Aircraft maintenance expenses increased by 91.3% from RMB1,384 million in 2005 to RMB2,647 million in 2006. The main reason for the increase was that more aircraft were delivered for repair as a result of the continuous expansion in our fleet size.

Commission expenses increased by 35.8% from RMB970 million in 2005 to RMB1,317 million in 2006 primarily due to the increase in the number of tickets sold by agents as a result of our market expansion.

Food and beverage expenses increased by 21.6% from RMB977 million in 2005 to RMB1,188 million in 2006. This increase was primarily due to a 44.3% increase in the number of passengers carried from approximately 24.29 million in 2005 to approximately 35.04 million in 2006.

Office, administrative and other expenses increased by 41.1% from RMB2,444 million in 2005 to RMB3,449 million in 2006 primarily due to our business expansion, resulting in increases in flight training expenses and branch office expenses.

SITA ticket reservation system charges increased by 43.2% from RMB292 million in 2005 to RMB418 million in 2006 primarily due to an increase in the price of overseas distribution systems and an increase in the number of passengers we carried.

Civil aviation infrastructure levies payable to the CAAC increased by 49.4% from RMB466 million in 2005 to RMB696 million in 2006 primarily due to an increase in our weight of cargo and mail carried.

Insurance costs slightly increased by 8.1% from RMB149 million in 2005 to RMB161 million in 2006 due to the expansion of our fleet and operational routes.

Ground services and other charges increased by 39.7% from RMB116 million in 2005 to RMB162 million in 2005 primarily due to an increase in our flights.

Valuation deficit represents the deficit of RMB1,035 million arising on the revaluation of certain aircraft and related equipment. No such valuation deficit arose in 2005.

Other Operating Income. Our other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB245 million in 2005 to RMB424 million in 2006 primarily due to an increase in government subsidies from RMB193 million in 2005 to RMB462 million in 2006, see Note 6 to our audited consolidated financial statements.

Our other operating income from our passenger business segment increased from RMB1,012 million in 2005 to RMB1,066 million in 2006, while our other operating income from our cargo and logistics transportation services business segment increased from RMB575 million in 2005 to RMB709 million in 2006.

Finance Costs. Our finance costs increased by 24.2% from RMB707 million in 2005 to RMB878 million in 2006 primarily due to increased finance lease obligations from RMB325 million in 2005 to RMB544 million in 2006, representing an increase of 67.4%, and interest expenses of RMB1,646 million on loans from banks and other financial institutions, representing an increase of 52.8% from RMB1,077 million in 2005. However, the above amounts were partly offset by the recognition of a net carrying exchange gain of RMB888 million arising on the retranslation of U.S. dollar liabilities.

Our finance costs from our passenger business segment increased by 24.6% from RMB624 million in 2005 to RMB777 million in 2006. The increase was primarily due to increase of interest on loans and capital leases by RMB617 million or 59.6% which was partly offset by the recognition of a net exchange gain of RMB877 million arising from the appreciation of the Renminbi in 2006. Our finance costs from our cargo and logistics transportation services business segment increased by 11.4% from RMB84 million in 2005 to RMB93 million in 2006.

Net Loss. As a result of the foregoing operating results, the net loss attributable to equity holders was RMB3,313 million in 2006, as compared to a net loss of RMB467 million in 2005.

Fixed Assets. Our Company had approximately RMB40,050 million of fixed assets as of December 31, 2006, including aircraft, engines and flight equipment with a value of approximately RMB35,793 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being their fair values at the date of revaluation less any subsequent accumulated depreciation.

Valuation of fixed assets is affected by market conditions and global economic factors that are not within our control. The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our Directors have reviewed the carrying value of our fixed assets as of December 31, 2006 based on the valuations conducted by independent valuers. These valuations resulted in a valuation deficit of RMB1,035 million relating to certain aircraft and related equipment. With the exception of those assets giving rise to the valuation deficit referred to above, the revalued amounts of the other assets are not materially different from their carrying amounts.

2005 Compared to 2004

Revenues. Our revenues increased by 28.4% from RMB21,387 million in 2004 to RMB27,455 million in 2005 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest and our acquisitions of other aircraft.

Traffic revenues increased by 29.8% from RMB20,141 million in 2004 to RMB25,914 million in 2005, primarily due to a 34.2% increase in our passenger revenues. Compared to 2004, the average aircraft daily utilization rate decreased by 0.3 hours to 9.4 hours in 2005 partially due to a decrease in the aircraft daily utilization rate of certain older aircraft.

Passenger business segment revenues (including cargo carried by passenger flights)

Our total passenger revenue increased by 30.7% from RMB18,513 million in 2004 to RMB24,194 million in 2005. Total revenues after elimination of inter-segment revenues, which accounted for 87.6% of our total revenues, increased by 31.7% from RMB18,262 million in 2004 to RMB24,050 million in 2005. The increase was primarily due to the expansion of our operations.

Our domestic passenger business segment revenues (excluding Hong Kong passenger revenues), which accounted for 50.8% of our total passenger business segment revenues in 2005, increased by 37.3% from RMB8,583 million in 2004 to RMB11,788 million in 2005. This increase was primarily due to an increase in our domestic passenger traffic following increases in our capacity and in our domestic passenger load factor. Compared to 2004, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 39.9% in 2005. As a result of the completion of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in the second half of 2005 and our acquisition of other aircraft in 2005, the capacity of our domestic routes increased by 33.1% in 2005. Our domestic passenger load factor increased from 70.3% in 2004 to 73.8% in 2005 primarily due to an increase in market demand. Our domestic passenger yield decreased from RMB0.57 in 2004 to RMB0.56 in 2005 per passenger-kilometer primarily as a result of the escalating pricing competition in the domestic traffic market.

Hong Kong passenger business segment revenues, which accounted for 12.9% of our total passenger business segment revenues in 2005, increased by 9.3% from RMB2,747 million in 2004 to RMB3,002 million in 2005. This increase was primarily due to an increase in our Hong Kong passenger traffic resulting from an increase in our capacity. We increased the passenger capacity on our Hong Kong routes by 8.9% in 2005. An increase in the passenger yield on Hong Kong routes also contributed to the increase in our Hong Kong passenger revenues. Hong Kong passenger traffic (as measured in RPKs) increased by 8.1% in 2005, compared to 2004. Our Hong Kong passenger yield increased from RMB0.74 in 2004 to RMB0.76 in 2005 per passenger-kilometer, reflecting increases in air fares. Our Hong Kong passenger load factor decreased from 62.6% in 2004 to 62.1% in 2005 primarily due to intensified competition.

International passenger business segment revenues, which accounted for 36.2% of our total passenger business segment revenues in 2005, increased by 36.4% from RMB6,153 million in 2004 to RMB8,392 million in 2005. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity and in our international passenger load factor. An increase in our international passenger yield also contributed to the increase in our international passenger revenues. Our international passenger traffic (as measured in RPKs) increased by 27.6% in 2005, compared to 2004. Our international passenger capacity increased by 22.1% in 2005, compared to 2004. Our international passenger load factor increased from 62.4% in 2004 to 65.2% in 2005. Our international passenger yield increased from RMB0.50 in 2004 to RMB0.54 in 2005 per passenger-kilometer, reflecting increases in air fares.

Cargo and logistics business segment revenues

We generate cargo and logistics revenues from our cargo and logistics transportation services. Our total revenues from our cargo and logistics transportation services business segment increased by 8.4% from RMB3,050 million in 2004 to RMB3,307 million in 2005. Total revenues after elimination of inter-segment revenues, which accounted for 12.0% of our total revenues, increased by 8.4% from RMB3,050 million in 2004 to RMB3,307 million in 2005. The increase was primarily due to continuous business expansion.

Operating Expenses. Our two business segments incur similar operating expenses which are subject to similar trends. The following discussion analysis relates to our consolidated operating expenses.

Our total operating expenses increased by 36.8% from RMB20,239 million in 2004 to RMB27,685 million in 2005 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues increased from 94.6% in 2004 to 100.8% in 2005.

Aviation fuel expenses increased by 63.7% from RMB5,430 million in 2004 to RMB8,889 million in 2005. This increase was primarily a result of rising fuel prices and our business expansion in 2005. In 2005, we consumed a total of 1,893,700 tonnes of aviation fuel, representing an increase of 30.2% compared to 2004. Compared to 2004, the weighted average domestic and international fuel prices paid by our Company in 2005 increased by approximately 24.5% and 39.8%, respectively. Aviation fuel expense accounted for 32.1% of our total operating expenses in 2005, as compared to 26.8% in 2004.

Aircraft depreciation and operating lease rentals increased by 17.6% from RMB4,467 million in 2004 to RMB5,255 million in 2005 primarily due to an expansion of our fleet size, while partially offset by the termination of certain operating leases between CEA Northwest and us. The number of aircraft operated by us increased from 103 as of December 31, 2004 to 180 as of December 31, 2005.

Other depreciation, amortization and operating lease rentals increased by 34.3% from RMB496 million in 2004 to RMB666 million in 2005 primarily due to our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest.

Wages, salaries and benefits increased by 26.4% from RMB1,866 million in 2004 to RMB2,359 million in 2005 primarily due to a significant increase in the number of our employees following our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. The total number of our employees increased by 40.8% from 20,817 as of December 31, 2004 to 29,301 as of December 31, 2005.

Take-off and landing charges, which accounted for 13.4% of our total operating expenses in 2005, increased by 23.1% from RMB3,020 million in 2004 to RMB3,719 million in 2005 primarily due to an increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from increased deployment of smaller aircraft. The number of our flights increased from approximately 169 thousand in 2004 to approximately 211 thousand in 2005.

Aircraft maintenance expenses increased by 60.9% from RMB860 million in 2004 to RMB1,384 million in 2005 primarily due to an expansion of our fleet size in 2005.

Commission expenses increased by 25.6% from RMB772 million in 2004 to RMB970 million in 2005 primarily due to an increase in ticket sales by agents.

Food and beverage expenses increased by 28.9% from RMB758 million in 2004 to RMB977 million in 2005. This increase was primarily due to a 37.2% increase in the number of passengers carried from approximately 17.71 million in 2004 to approximately 24.29 million in 2005.

Office, administrative and other expenses increased by 31.5% from RMB1,858 million in 2004 to RMB2,444 million in 2005 primarily due to our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. Particularly, office expenses and other expenses increased from RMB472 million and RMB428 million, respectively, in 2004 to RMB673 million and RMB610 million, respectively, in 2005.

Ticket reservation fees increased by 39.0% from RMB210 million in 2004 to RMB292 million in 2005 primarily due to an increase in the number of passengers we carried.

Civil aviation infrastructure levies payable to the CAAC increased by 85.6% from RMB251 million in 2004 to RMB466 million in 2005 primarily due to the expansion of our routes network and an increase in the number of flights.

Insurance costs slightly decreased by 2.5% from RMB152 million in 2004 to RMB149 million in 2005.

Ground services and other charges increased by 16.3% from RMB99 million in 2004 to RMB116 million in 2005 primarily due to an increase in our flights.

Other Operating Income. Our other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB85 million in 2004 to RMB245 million in 2005 primarily due to an increase in government subsidies from RMB74 million in 2004 to RMB193 million in 2005.

Our other operating income from our passenger business segment decreased from RMB1,030 million in 2004 to RMB1,012 million in 2005, while our other operating income from our cargo and logistics transportation services business segment increased from RMB392 million in 2004 to RMB575 million in 2005.

Finance Costs. Our finance costs decreased by 8.2% from RMB770 million in 2004 to RMB707 million primarily due to the recognition of a net exchange gain of RMB415 million in 2005, while partially offset by an increase in interest expenses of RMB251 million. In 2004, we received a waiver of an amount due to CEA Northwest in a value of RMB133 million under certain aircraft operating leases between CEA Northwest and us.

Our finance costs from our passenger business segment decreased by 9.9% from RMB692 million in 2004 to RMB624 million in 2005. The decrease was primarily a result of increase of a net exchange gain by RMB292 million or 240% compared with 2004 due to appreciation of the Renminbi in 2005 which was partly offset by increase of interest on loans and capital leases by RMB223 million or 27%. Our finance costs from our cargo and logistics transportation services business segment increased by 6.5% from RMB78 million in 2004 to RMB84 million in 2005.

Net Loss. As a result of the foregoing operating results, net loss attributable to equity holders was RMB467 million in 2005, as compared to a net profit of RMB321 million in 2004.

Fixed Assets. Our Company had approximately RMB38,348 million of fixed assets as of December 31, 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being their fair values at the date of revaluation less any subsequent accumulated depreciation.

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

Impact of Differences between IFRS and U.S. GAAP

In addition to the above management discussion and analysis of our results of operations under the IFRS between the years ended December 31, 2005 and 2004 and between the years ended December 31, 2006 and 2005, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with U.S. GAAP, we believe the following material accounting differences between the IFRS and U.S. GAAP would have a significant impact on our management discussion and analysis of the results of operations between the years ended December 31, 2005 and 2004 and between the years ended December 31, 2006 and 2005, under U.S. GAAP.

Under IFRS, the acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest in June 2005 have been accounted for by applying the acquisition accounting method. Accordingly, the results of the acquired operations were incorporated into our operating results only from July 1, 2005. In contrast, under U.S. GAAP, such transactions are considered to be “combination of entities under common control”. A combination of entities under common control is accounted for in a manner similar to a “pooling-of-interests”. Consequently, the acquired assets and liabilities would be reflected at their U.S. GAAP carrying values and the U.S. GAAP consolidated financial statements would be restated to include the acquired assets and liabilities, and their results of operations and cash flows for all years presented.

Other than the above, there are no material differences between IFRS and U.S. GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2005 and 2004 and between the years ended December 31, 2006 and 2005. Taking into account the operating results of the acquired businesses, our revenue under U.S. GAAP increased from RMB28,208 million in 2004 to RMB30,895 million in 2005, representing an increase of 9.5%, and from RMB30,895 million in 2005 to RMB37,489 million in 2006, representing an increase of 21.3%. Our profit (loss) attributable to equity holders under U.S. GAAP decreased from RMB459 million in profit in 2004 to RMB1,383 million in loss in 2005, and increased from RMB1,383 million in loss in 2005 to RMB3,661 million in loss in 2006.

See Note 40 to the consolidated financial statements for a more detailed summary of all significant accounting differences between the IFRS and U.S. GAAP that are relevant to us.

B. Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2005 and 2006, we had cash and cash equivalents of RMB1,864 million and RMB1,987 million, respectively.

Net Cash Generated From Operating Activities

Our net cash inflows generated from operating activities decreased by 31.40% from RMB1,952 million in 2005 to RMB1,339 million in 2006, primarily as a result of the increase in our interest paid in 2006, which amounted to RMB2,097 million. Our cash generated from operations amounted to RMB3,459 million in 2006, primarily due to our operating profit before working capital changes of RMB3,414 million and the changes in working capital of RMB44 million. The adjustment for our operating profit before working capital changes mainly consisted of adjustments for the depreciation of property, plant and equipment, net foreign exchange gains, revaluation deficit and interest expenses. Changes in working capital mainly consisted of inventories for flight equipment spare parts, prepayments, deposits and other receivables, and other payables and accrued expenses. Our cash balance at the end of 2005 and 2006 was RMB1,864 million and RMB1,987 million, respectively.

Net Cash Used in Investing Activities

Our net cash outflows used in investment activities decreased by RMB8,690 million from RMB10,369 million in 2005 to RMB1,679 million in 2006. In the past two years, our primary cash requirements for investment activities were related to our acquisitions and upgrades of aircraft and flight equipment, including the acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest. In 2005 and 2006, payment of advances on aircraft and flight equipment were RMB7,751 million and RMB4,561 million, respectively. These were partially offset by refunds of advanced payments upon delivery of aircraft amounting to approximately RMB3,745 million. Cash received from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB33 million and RMB328 million in 2005 and 2006, respectively.

Net Cash Generated From/(Used in) Financing Activities

We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans and funds generated from operations. Our debt repayments in 2006 amounted to RMB29,867 million. These were partially offset by cash inflows from the proceeds from draw down of our bank loans of approximately RMB21,659 million, proceeds from the issuance of notes payable of approximately RMB7,696 million, and the refund of deposits for finance leases upon maturities of approximately RMB1,048. Our net cash inflow generated from financing activities was RMB421 million in 2006, primarily from proceeds from bank loans. As of December 31, 2006, the total value of our mortgaged assets decreased by 0.3%, from RMB9,074 million as of December 31, 2005 to RMB9,044 million as of December 31, 2006.

The total lease obligations outstanding under our finance leases as of December 31, 2005 and 2006 were RMB10,588 million and RMB11,949 million, respectively.

Working Capital and Liabilities

We generally operate with a working capital deficit. As of December 31, 2006, our current liabilities exceeded our current assets by RMB24,792 million. In comparison, our current liabilities exceeded our current assets by RMB25,572 million as of December 31, 2005. The increase in our current liabilities in 2006 was primarily due to an increase in borrowings for payment of advances on aircraft and flight equipment. Short-term loans outstanding totaled RMB13,711 million and RMB13,176 million as of December 31, 2005 and 2006, respectively. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. Long-term bank loans outstanding totaled RMB12,659 million and RMB14,932 million as of December 31, 2005 and 2006, respectively.

Our consolidated interest-bearing borrowings as of December 31, 2005 and 2006 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31,
	2005	2006
	(RMB million)

Secured bank loans	7,398	5,802
Unsecured bank loans	18,972	22,306
Other loans	1,975	-
Total	28,345	28,108

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2005 and 2006 was as follows:

	As of December 31,
	2005	2006
	(RMB million)

Within one year	18,555	16,016
In the second year	2,664	3,053
In the third to fifth year inclusive	5,517	7,561
After the fifth year	1,609	1,478
Total	28,345	28,108

As of December 31, 2006, our interest rates relating to short-term borrowings ranged from 4.39% to 6.12%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 5.18% to 6.20%. Our bank loans are denominated in Renminbi and U.S. dollars. As of December 31, 2006, our total bank loans denominated in Renminbi amounted to RMB11,409 million, while our bank loans denominated in U.S. dollars were equivalent to approximately RMB16,699 million. See Note 27 to the consolidated financial statements for more information on our borrowings.

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

We have, and in the future may continue to have, substantial debts. As of December 31, 2005 and 2006, our long-term debt to equity ratio was 3.4 and 7.7, respectively. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Capital Expenditures

Our aircraft orders as of December 31, 2006 included commitments to acquire 45 aircraft to be delivered in 2007 and 2008. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB61,764 million, including RMB14,894 million in 2007 and RMB18,845 million in 2008, in each case subject to contractually stipulated increases or any increase relating to inflation. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2007. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

The following table sets forth our current estimate of our capital expenditures for 2007, 2008, 2009 and 2010:

	Year ending December 31,
	2007E	2008E	2009E	2010E
	(RMB million)
Property, plant and equipment	14,894	18,845	15,591	12,434

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•
We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Long-Term Debt	14,932	2,840	5,026	5,588	1,478
Capital Leases	14,507	3,448	3,792	2,094	5,173
Operating Leases	25,529	3,138	5,655	3,944	12,792
Unconditional Purchase Obligations	61,764	14,894	34,436	12,434	—
Other Long-term Obligations(1)	438	—	—	—	—
Post-retirement Benefit Obligations(1)	1,324	—	—	—	—
Deferred Tax Liabilities	68	—	2	5	61
Short-term Bank Loans	13,176	13,176	—	—	—
Interest Obligations	6,066	1,747	2,092	1,156	1,071
Under Finance Lease	2,558	547	783	560	668
Under Bank Loans	3,508	1,200	1,309	596	403
Fixed Rate	1,468	603	538	173	154
Variable Rate(2)	2,040	597	771	423	249
Total	137,804	39,243	51,003	25,221	20,575

(1)	Figures of payments due by period are not available.

(2)
For our variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 0.75%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2006. A 1% increase or decrease in the interest rate would increase or decrease the interest obligations by RMB349 million in total with RMB101 million in year 1, RMB132 million in years 2 and 3, RMB74 million in years 4 and 5 and RMB42 million for subsequent years.

Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	RMB	RMB	RMB	RMB	RMB
(in millions)

Line of Credit	25,400	25,400	—	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total	25,400	25,400

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

Estimated impairment of goodwill — We test annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l) to our audited consolidated financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 14 to our audited consolidated financial statements). In 2006, after reviewing the business environment as well as our objectives and past performance, management concluded that there was no material impairment loss for goodwill.

Estimated impairment of property, plant and equipment — We have made substantial investments in tangible long-lived assets. We conduct impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Determining whether an asset is impaired requires significant judgment, including our estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge, if any.

Determining lease classification — We classify leases into finance leases or operating leases in accordance with the accounting policy stated in Note 2(w) to our audited consolidated financial statements. In determining whether a lease is a finance lease or an operating lease, significant estimates and judgment, including the discount rate used to determine the present value of the minimum lease payments, fair value of the leased assets, and life of the assets, are required.

Property, plant and equipment — We had approximately RMB40,050 million of fixed assets as of December 31, 2006, including aircraft, engines and flight equipment with a value of approximately RMB35,793 million. As discussed in Note 2(k) to our audited consolidated financial statements, property, plant and equipment are initially recognized at cost and are subsequently stated at revalued amount less accumulated depreciation. Under U.S. GAAP, our fixed assets are initially recognized at cost less accumulated depreciation and impairment charges, if any. Valuations are conducted at least every five years or sooner if considered necessary by our Directors. In the intervening years, our Directors review the carrying value of the fixed assets from time to time and make adjustments if the carrying value is materially different from the fair value. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in carrying values and related depreciation charges. We revalued our fixed assets on December 31, 2002 based on a market value basis. Our Directors have reviewed the carrying value of our fixed assets as of December 31, 2006 based on the valuations conducted by independent valuers. These valuations resulted in a valuation deficit of RMB1,035 million relating to certain aircraft and related equipment. With the exception of those assets giving rise to the valuation deficit referred to above, the revalued amounts of the other assets are not materially different from their carrying amounts.

Fair value estimation — The carrying amounts of our current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and notes payable, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

Revenue recognition — As discussed in Note 2(e), passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in sales in advance of carriage and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

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

Retirement benefits — We participate in defined contribution retirement schemes organized by the municipal governments of respective provinces. We also operate and maintain defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(h) to our audited consolidated financial statements, the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payments and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payment is based on the general local economic conditions. The employees’ turnover rate is based on historical trends in our Company. See Note 30 to our audited consolidated financial statements for additional information regarding the retirement benefit plans.

Deferred taxation — While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, we would have to adjust our deferred tax in the period in which these changes happen through the income statement.

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

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2006, the notional amount of outstanding interest rate swap agreements was approximately US$631 million, compared to US$661 million as of December 31, 2005. These interest rate swap agreements will expire between 2007 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2006, the notional amount of the outstanding currency forward contracts was approximately US$33 million, compared to US$92 million as of December 31, 2005. This decrease in the notional amount of the outstanding currency forward contracts was primarily due to the cancellation or early termination of certain currency forward contracts in 2006. These currency forward contracts will expire between 2007 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies (including the U.S. dollar and the Japanese yen) following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB888 million in 2006, compared to a net exchange gain of RMB415 million in 2005.

Taxation

Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we have been subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries are incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB3,011 million and RMB5,782 million as of December 31, 2005 and 2006, respectively, which can be used to set off against future taxable income before 2010 and 2011, respectively. In March 2007, the National People’s Congress enacted several changes to the PRC income tax system which will be effective on January 1, 2008. The changes include a change in tax rates, a new tax incentive policy for certain industry sectors and projects supported by the PRC Government, new anti-avoidance rules on tax arrangements, potential exemptions from or reductions to China’s withholding tax for China-source income and the introduction of a tax regime that subjects tax resident enterprises to the income tax, based upon worldwide income. Much of the detailed implementation guidance has yet to be provided by the PRC Government, and we are currently evaluating the impact of these changes on our Company.

Inflation

In recent years, China has not experienced significant inflation and in 2006, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8% and 1.5% in 2005 and 2006, respectively. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

U.S. GAAP Reconciliation

Our audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Note 40 to our audited consolidated financial statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our Company, and a reconciliation to U.S. GAAP of profit attributable to equity holders for the years ended December 31, 2004, 2005 and 2006 and owners’ equity as of December 31, 2005 and 2006. Our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest under common control for the relevant periods are set forth in Note 41 to our audited consolidated financial statements included in this Annual Report.

New Pronouncements

IFRS
The following new/revised standards and interpretations to existing standards have been published which are relevant to our Company’s operations and are mandatory for accounting periods beginning on or after March 1, 2006 or later periods. We are assessing the impact of these new/revised standards and interpretations but our management does not believe these new/revised standards and interpretations will have a significant impact on our results of operations or financial position.

•	IFRS 7 - Financial Instruments: Disclosures (effective for annual periods beginning on or after March 1, 2006)

•	IFRS 8 - Operating segments (effective for annual periods beginning on or after January 1, 2009)

•	IAS 1 (Amendment) - Presentation of Financial Statements: Capital disclosures (effective for annual periods beginning on or after January 1, 2007)

•	IFRIC Interpretation 8 - Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)

•	IFRIC Interpretation 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

•	IFRIC Interpretation 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)

•	IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007)

•	IFRIC Interpretation 12 - Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

U.S. GAAP

In June 2006, EITF issued No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement” (“EITF 06-3”).  EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006. Our Company presents revenue net of business taxes of RMB748,380,000, RMB770,619,000 and RMB976,792,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that our Company has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the impact of the adoption of FIN 48 on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“FAS157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. We are currently evaluating the impact of the adoption of FAS 157 on our financial statements.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No 87, 88, 106 and 132(R),” which requires companies to record a net liability or asset to report the funded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets starting with balance sheets as of December 31, 2006 if they are a calendar year company and measure the fair value of plan assets and benefit obligations as of their balance sheet date effective for years ending after December 15, 2008.  We adopted FAS 158 on January 1, 2006 as disclosed in (Note 40(l)) to the financial statements.  We measure our plan obligations as of our year end balance sheet date.

G. Safe Harbor

See the section headed “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our Directors, executive officers and supervisors during this reporting period. None of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with customers, suppliers or others. There is no family relationship between any Director, supervisor or executive officer and any other Director, supervisor or executive officer of our Company.

Name	Age	Shares Owned	Position

Li Fenghua	57	5,000 A Shares	Chairman o f the Board of Directors
Cao Jianxiong(1)	48	5,800 A Shares	Director and President
Luo Chaogeng(2)	57	5,000 A Shares	Director
Wan Mingwu(3)	60	5,000 A Shares	Director
Zhong Xiong	61	2,800 A Shares	Director
Luo Zhuping	54	8,800 A Shares	Director and Secretary of the Board
Hu Honggao	53	0	Independent Non-executive Director
Peter Lok	70	0	Independent Non-executive Director
Wu Baiwang	64	0	Independent Non-executive Director
Zhou Ruijin	68	0	Independent Non-executive Director
Xie Rong	55	0	Independent Non-executive Director
Li Wenxin	58	6,000 A Shares	Chairman of the Supervisory Committee
Ba Shengji	48	8,800 A Shares	Supervisor
Yang Xingen	54	3,600 A Shares	Supervisor
Yang Jie	37	5,000 A Shares	Supervisor
Liu Jiashun	50	3,000 A Shares	Supervisor
Wu Jiuhong (4)	55	5,000 A Shares
Zhou Liguo (5)	58	3,000 A Shares
Zhang Jianzhong	52	0	Vice President
Li Yangmin	44	3,000 A Shares	Vice President
Tong Guozhao(6)	48	5,000 A Shares
Fan Ru(7)	58	2,800 A Shares	Vice President
Luo Weide	51	3,000 A Shares	Chief Financial Officer

(1)	Mr. Cao Jianxiong has served as President of our Company as of October 12, 2006.

(2)	Mr. Luo Chaogeng was no longer President of our Company as of October 12, 2006.

(3)	Mr. Wan Mingwu was no longer a Vice President of our Company as of October 12, 2006.

(4)	Mr. Wu Jiuhong was removed as Vice President of our Company as of October 25, 2006 due to an investigation by the Communist Party in connection with allegations of personal unlawful conduct.

(5)	Mr. Zhou Liguo was no longer a Vice President of our Company as of October 19, 2006.

(6)	Mr. Tong Guozhao was removed as Vice President of our Company as of October 25, 2006 due to an investigation by the Communist Party in connection with allegations of personal unlawful conduct.

(7)	Mr. Fan Ru has served as a Vice President of our Company since November 21, 2006.

On October 24, 2006, the fourth session of the Board of Directors convened its twenty-fifth meeting, during which it was resolved that Mr. Wu Jiuhong and Mr. Tong Guozhao would be removed as Vice Presidents of the Company due to an investigation by the Communist Party in connection with allegations of their personal unlawful conduct, and other personnel designated by the president were authorized to assume the job duties of Mr. Wu Jiuhong and Mr. Tong Guozhao. On December 6, 2006, the fourth session of the Board of Directors convened its twenty-seventh meeting, during which it was resolved that Mr. Zhou Liguo would cease to act as a Vice President of the Company.

Directors and Executive Officers

Mr. Li Fenghua is the incumbent chairman of our Board of Directors, president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice-president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice-president of China Southern Airlines Company Limited and vice-president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice-president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the President of our Company and vice-president of CEA Holding. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

Mr. Cao Jianxiong is currently an executive Director of our Company. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant President of our Company. From 1997, he served as Vice President and Chief Financial Officer of our Company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Since October 2006, he has served as President of our Company. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labor economics. Mr. Cao also received a Master’s degree in global economics from Eastern China Normal University’s Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Luo Chaogeng is currently an executive Director of our Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1996 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he also served concurrently as the general manager of Yunnan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, and from September 2004 to October 2006, he served as president and deputy party secretary of China Airlines Corporation Limited. From September 1998 to June 2001, Mr. Luo studied a postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.

Mr. Wan Mingwu is currently an executive Director of our Company. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. From December 2000, he was the party secretary and Vice President of our Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

Mr. Zhong Xiong is currently a non-executive Director of our Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was Vice President of our Company. From May 1995 to April 2002, Mr. Zhong was a Vice President of our Company, and was Chairman of the workers’ union of CEA Holding from April 2002 to March 2006. He graduated in 1970 from the English Department of Liaoning Teacher’s College and holds the title of Economist.

Mr. Luo Zhuping is an executive Director of our Company, the secretary of our Board of Directors and the head of the secretariat of our Board of Directors. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of our Board of Directors and the head of the secretariat of our Board of Directors. He became a Director of our Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training program for senior managers of large state-owned enterprises organized in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Mr. Hu Honggao has served as an independent non-executive Director of our Company since 1996. He is the vice-dean and professor of law at Fudan University School of Law as well as the head of the Civil and Commercial Law Research Centre of Fudan University, supervising doctoral students majoring in civil and commercial law at Fudan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society, a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People’s Congress, vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok has been an independent non-executive Director of our Company since 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

Mr. Wu Baiwang has served as an independent non-executive Director of our Company since 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice-president of Guangzhou Baiyun International Airport Group Company and the Chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin has served as an independent non-executive Director of our Company since 2000. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People’s Daily. From 1988 to 1993, Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People’s Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People’s Daily. After he retired, he became vice-chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Xie Rong has served as an independent non-executive Director of our Company since 2003. Mr. Xie is a certified accountant in the People’s Republic of China and the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has been the deputy head of Shanghai National Accounting Institute since October 2002. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

Mr. Zhang Jianzhong has served as a Vice President of our Company since June 2004. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the Shanghai Civil Aviation Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of our Company. From April 1999 to April 2003, he was the Assistant to the President of our Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of our Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of our Company. From April 2003 to June 2004, he was the chief economic official of our Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of our Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and Professional Study in Economics and Management at Fudan University, where he obtained his master’s degree.

Mr. Li Yangmin has served as a Vice President and deputy general manager of our Company since October 2005. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop, head of technology office and secretary of the workshop branch of Northwest Company. From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company. From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Mr. Li graduated from China Civil Aviation Academy. He is a qualified senior engineer.

Mr. Fan Ru has served as Vice President of our Company since November 2006. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines’ Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company in 1997. He was the chief pilot of our Company from 1999 to November 2006. Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

Mr. Luo Weide has served as Chief Financial Officer of our Company since 2000. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master’s degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Supervisory Committee

As required by the PRC Company Law and our articles of association, our Company has a supervisory committee, or the Supervisory Committee, whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

Mr. Li Wenxin has served as Chairman of our Company’s supervisory committee since June 2000. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2000, he assumed the post of party secretary and executive deputy president of the Shanxi branch of our Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of CEA Group. From October 2002 to August 2006, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the supervisory committee of our Company since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

Mr. Ba Shengji has served as a supervisor of our Company since June 1997. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of our Company. From December 1997 to September 2002, he served as the head of EA Group’s auditing department. From October 2002 to November 2006, he served as the head of CEA Holding’s auditing department, and from January 2003 to November 2006, he concurrently served as chief of CEA Holding’s disciplinary committee’s administrative office. Since November 2006, Mr. Ba has served as secretary of the disciplinary committee of our Company. Mr. Ba received university education and is a qualified auditor.

Mr. Yang Xingen has served as a supervisor of our Company since June 2004. Mr. Yang was the deputy political committee member of the 1st flying battalion and political committee member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the party branch secretary and manager of China Eastern Airlines Advertisement Service Company, respectively. From October 1997 to April 2000, he was the party deputy secretary, secretary for the disciplinary committee and political director of the Shanghai flying squadron of our Company. From April 2000 to August 2002, he was the deputy secretary for the disciplinary committee cum director of the office for discipline committee and director of the supervision office. From August 2002 to October 2005, he served as the deputy secretary for the disciplinary committee of our Company. Mr. Yang has received tertiary level education. He graduated from the faculty of mechanics of the Air Force Second Aviation Mechanics School of the air force.

Ms. Yang Jie has served as a supervisor of our Company since June 2001. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of our Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of our Company. She was the deputy secretary of our Company’s Communist Youth League from September 2000 to July 2002, and the secretary of our Company’s Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of CEA Holding, as well as the secretary of the Communist Youth League of our Company. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

Mr. Liu Jiashun has served as a supervisor of our Company since June 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou’s Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu received post-graduate education and has qualifications as a political work instructor.

B. Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2006 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB1,365,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management during 2006 are as follows:

	2006
Name and Principal Position	Salaries and allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Li Fenghua*	—	—	—
Luo Chaogeng*	—	—	—
Cao Jainxiong*	—	—	—
Wan Mingwu*	—	—	—
Zhong Xiong*	—	—	—
Luo Zhuping	157		157

Independent non-executive Directors
Hu Honggao*	—	—	—
Peter Lok*	—	—	—
Wu Baiwang*	—	—	—
Zhou Ruijin*	—	—	—
Xie Rong*	—	—	—

Supervisors
Li Wenxin*	—	—	—
Ba Shengji*	—	—	—
Yang Xingen	149	—	149
Yang Jie	100	—	100
Liu Jiashun*	—	—	—

Vice executive Directors
Zhang Jianzhong	176	—	176
Li Yangmin	156	—	156
Fan Ru	454	—	454

Finance controller
Luo Weide	173	—	173

Total	1,365	—	1,365

*
Certain Directors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

C. Board Practices

All of our Directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Two of the supervisors are employee representatives appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our Directors, executive officers and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Li Fenghua	June 20, 2003	June 29, 2007
Cao Jianxiong	June 30, 2001	June 29, 2007
Luo Chaogeng	June 30, 2005	June 29, 2007
Wan Mingwu	June 30, 2001	June 29, 2007
Zhong Xiong	June 30, 2001	June 29, 2007
Luo Zhuping	June 18, 2004	June 29, 2007
Hu Honggao	June 30, 2001	June 29, 2007
Peter Lok	June 30, 2001	June 29, 2007
Wu Baiwang	June 30, 2001	June 29, 2007
Zhou Ruijin	June 30, 2001	June 29, 2007
Xie Rong	June 20, 2003	June 29, 2007
Li Wenxin	June 30, 2001	June 29, 2007
Ba Shengji	June 30, 2001	June 29, 2007
Yang Xingen	June 18, 2004	June 29, 2007
Yang Jie	June 30, 2001	June 29, 2007
Liu Jiashun	June 30, 2001	June 29, 2007
Zhang Jianzhong	June 18, 2004	June 29, 2007
Li Yangmin	October 28, 2005	June 29, 2007
Fan Ru	November 21, 2006	June 29, 2007
Luo Weide	June 30, 2001	June 29, 2007

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. The audit committee currently consists of Mr. Xie Rong, an independent non-executive Director and the chairman of the audit committee, Mr. Hu Honggao, an independent non-executive Director of our Company, and Mr. Wu Baiwang, an independent non-executive Director of our Company. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit committee. The audit committee holds at least four meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

Our remuneration and review committee, established by our Board of Directors in April 2002, consists of Mr. Zhou Ruijin, an independent non-executive Director and the chairman of the remuneration and review committee, Mr. Hu Hongaao, an independent non-executive Director and Mr. Peter Lok, an independent non-executive Director. The remuneration and review committee is authorized to review the performance of our Directors, supervisors and management as well as determine their annual compensation level. The remuneration and review committee shall submit to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The remuneration and review committee may consult financial, legal or other outside professional firms in carrying out its duties. The remuneration and review committee shall meet once a year, within twenty days after the announcement of annual results.

D. Employees

Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our Company does not have any bonus or profit sharing plan or any stock option plan. See Notes 30 and 31 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2004, 2005 and 2006, respectively:

	As of December 31,
	2004	2005	2006

Pilots	1,699	2,154	2,696
Flight attendants	2,732	3,752	5,069
Maintenance personal	3,283	4,480	5,595
Sales and marketing	2,546	3,658	2,863
Other	10,557	15,257	22,169
Total	20,817	29,301	38,392

E. Share Ownership

See Item 6.A and Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2006 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic Shares	CEA Holding	3,000,000,000	90.91%	61.64%
H Shares	HKSCC Nominees Limited(1)	1,494,139,799	95.35%	30.70%

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

As of December 31, 2006 and June 20, 2007, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2006 and June 20, 2007, there were, respectively, 33 and 31 registered holders of American depositary receipts evidencing 1,310,780 and 1,456,410 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of China State-owned Assets Supervision and Administration Commission, or SASAC. CEA Holding’s shareholding in our Company is in the form of ordinary domestic shares, through which it, under the supervision of the SASAC, enjoys shareholders’ rights and benefits on behalf of the PRC Government.

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

(B) Acquisition of Assets from CEA Holding

We have acquired from CEA certain selected assets and liabilities from CEA Holding relating to the aviation businesses of CEA Yunnan and CEA Northwest. See the section headed “Item 4. Information on the Company — History and Development of the Company”.

(C) Related Business Transactions

As our Company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Each of these arrangements is non-exclusive, although we do not currently intend to enter into any equivalent contracts with third parties.

(i) Eastern Aviation Import and Export Corporation, or EAIEC, a 55% owned subsidiary of CEA Holding.

Our Company and EAIEC have entered into an import/export agency agreement dated May 12, 2005 to supersede our agreement dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999. The agreement is subject to renewal. For the year ended December 31, 2006, the handling charges of 0.1% to 2% above the contract prices paid to EAIEC were approximately RMB41 million in total.

We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 39(b) to our audited consolidated financial statements for more details.

(ii) Eastern Aviation Advertising Service Co., Ltd., or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

Our Company and Eastern Advertising have entered into an advertising service agreement dated May 12, 2005 to supersede our agreement dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. For the year ended December 31, 2006, the aggregate amount we paid to Eastern Advertising for advertising services was approximately RMB12 million.

(iii) China Eastern Air Catering Investment Co., Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our Company.

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business. For the year ended December 31, 2006, the aggregate amount we paid to the subsidiaries of CEA Catering for the supply of in-flight meals and other services was approximately RMB284 million.

(iv) Eastern Air Group Finance Co., Ltd., or Eastern Finance, which is 75% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

Our Company and Eastern Finance have entered into a financial services agreement dated May 12, 2005 to supersede our agreement with Eastern Finance dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. As of December 31, 2006, we had short-term deposits amounting to RMB756 million placed with Eastern Finance, which paid interest to us at 0.7% per annum. In addition, our Company had short-term loans of RMB789 million from Eastern Finance. During the year ended December 31, 2006, the weighted average interest rate on the loan was 5.1% per annum.

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

(v) TravelSky Technology Ltd., which is 33% owned by CEA Holding.

We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the year ended December 31, 2005, we paid ticket reservation service charges to TravelSky of approximately RMB210 million.

(vi) Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly-owned subsidiary of CEA Holding.

Our Company and SEAEMC have entered into a service agreement dated May 12, 2005 to supersede our agreement dated December 31, 1996 regarding the provision of comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in our Company’s daily operations for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. SEAEMC was established in 1996. SEAEMC’s predecessor was Shanghai Civil Aviation Maintenance and Engineering Company. For the year ended December 31, 2006, we paid RMB11 million to SEAEMC for the purchase by our Company of certain aviation equipment from SEAEMC.

(vii) Ticket Sales

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holdings regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2006, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB8 million.

(D) Property Leases

Our Company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises located at 2550 Hongqiao Road, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our Company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group’s rights and liabilities under those lease agreements after its establishment.

On May 12, 2005, we entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan for a term of three years, subject to renewal of another three years. Pursuant to this property leasing agreement, we leased from CEA Holding, for our use in daily airlines and other business operations: (i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square meters located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; and (ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square meters. Under the property leasing agreement, our Company shall pay annual rentals in an aggregate amount of approximately RMB60 million to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. In 2006, we paid a rental of RMB16 million under this property leasing agreement.

(E) Guarantee by CEA Holding

As of December 31, 2006, certain unsecured long-term bank loans of the Group with an aggregate amount of RMB695 million were guaranteed by CEA Holding (see Note 27 to our audited consolidated financial statements).

C. Interests of Experts & Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which is yet to be determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. Our Company believes that the U.S. court will render judgment in the near future which will not be unfavorable to our Company in terms of jurisdiction in personam. We believe, based on professional advice, it is unlikely that there will be any material adverse effect on our financial position.

Save for the above-mentioned, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal year ended December 31, 2004, our shareholder’s meeting approved the payment of a cash dividend of RMB0.02 per share. For the fiscal year ended December 31, 2005, our Board of Directors recommended no dividend. For the fiscal year ended December 31, 2006, our Board of Directors recommended no dividend due to our operating results in 2006. The balance of retained profits will be carried forward to next year. We will not convert funds from the common reserve to increase our share capital during this period. The declaration and payment of dividends for years following 2006 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our Directors may deem relevant. Holders of our H Shares will receive the equivalent amount of cash dividend as that declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

B. Significant Changes

Significant Post Financial Statements Events

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

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

The table below sets forth certain market information relating to our H Shares and ADSs in respect of the period from 2002 to June 22, 2007.

	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low

2002	1.48	0.80	18.50	11.00
2003	1.39	0.88	18.33	9.60
2004	1.85	1.28	23.22	17.03
First Quarter 2005	1.70	1.34	22.48	17.23
Second Quarter 2005	1.51	1.28	19.30	16.56
Third Quarter 2005	1.42	1.18	18.65	15.14
Fourth Quarter 2005	1.30	0.95	16.45	12.52
2005	1.70	0.95	22.48	12.52
First Quarter 2006	1.44	1.19	18.24	15.50
Second Quarter 2006	1.29	1.03	16.88	13.07
Third Quarter 2006	1.36	0.99	17.25	13.00
Fourth Quarter 2006	1.73	1.30	22.54	16.91
December 2006	1.73	1.42	22.54	18.65
January 2007	2.74	1.68	41.54	24.02
February 2007	2.83	2.17	35.79	27.71
March 2007	2.39	2.03	30.51	26.00
April 2007	2.59	2.17	33.95	28.00
May 2007	3.78	2.28	48.52	29.36
June 2007 (up to June 22, 2007)	3.73	3.73	48.05	48.05

B. Plan of Distribution

Not applicable.

C. Markets

As of December 31, 2006 and June 20, 2007, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2006 and June 20, 2007, there were, respectively, 33 and 31 registered holders of American depositary receipts evidencing 1,310,780 and 1,456,410 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic ordinary shares were also outstanding as of June 20, 2007.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The section entitled “Description of Capital Stock” contained in our registration statement on Form F-1 (File No. 333-6260) filed with the Securities and Exchange Commission is hereby incorporated by reference.

C. Material Contracts

For a summary of any material contracts entered into by our Company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

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

D. Exchange Controls

The Renminbi is not currently a freely convertible currency. SAFE, under the authority of PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by SAFE. Renminbi could also be converted at swap centers open to Chinese enterprises and foreign invested enterprises, or FIEs, subject to SAFE approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the PRC Government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System, or CFETS, and the phasing out of the swap centers. Effective December 1, 1998, the swap centers were abolished by the PRC Government.

On July 21, 2005, the PRC Government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. While the international reaction to Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of Renminbi against the U.S. dollar.

In general, under existing foreign exchange regulations, domestic enterprises operating in China must price and sell their goods and services in China in Renminbi. Any foreign exchange received by such enterprises must be sold to authorized foreign exchange banks in China. A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the SAFE, is obtained. As a foreign investment enterprise approved by MOFCOM, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC Government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

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

Taxation — Hong Kong

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs purchased in connection with the global offering and held by you.

Dividends

Under current practice, no tax will be payable in Hong Kong in respect of dividends paid by us.

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will generally be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. Stamp duty is charged at the rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership in the H shares under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with effect from February 11, 2006.

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

Taxation of Capital Gains by China

The Tax Notice provides that gains realized upon the sale of Overseas Shares are not subject to taxes on capital gains. Although the Ministry of Finance has been empowered to collect a tax of 20% on gains derived from the sale of equity shares, a joint notice issued in February 1996 by the Ministry of Finance and the State Tax Bureau indicated that no capital gains tax would be imposed on gains from the sale of shares until the Ministry of Finance and the State Tax Bureau promulgate new rules. Therefore, holders of H Shares or ADSs have not been subject to taxation on gains realized upon the sale or disposition of such shares currently. However, holders of H Shares or ADSs could become subject to a 20% capital gains tax in the future, unless reduced or eliminated pursuant to an applicable double taxation treaty.

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

United States Federal Income Taxation

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of acquiring, owning and disposing of H shares or ADSs in your particular circumstances.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of H shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a partnership or other entity treated as a partnership for U.S. federal income tax purposes;

•	a tax-exempt organization;

•	a bank, financial institution, or insurance company;

•	a real estate investment trust, a regulated investment company, or a grantor trust;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person who receives the H shares or ADSs as compensation for services;

•	certain U.S. expatriates;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate and gift taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H shares or ADSs.

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

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust

-	subject to the primary supervision of a United States court and the control of one or more United States persons; or

-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (including any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the H shares or ADSs, the treatment of the partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H shares or ADSs, such investor should consult its tax advisor.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by those ADRs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2007 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of common stock and intermediaries through whom such stock is held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of H shares or ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in Hong Kong dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot Hong Kong dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as “passive income” or, in the case of other U.S. holders, “financial services income” for taxable years ending on or before December 31, 2006. With respect to taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” To the extent dividends are qualifying dividend income, in computing foreign tax credit limitations, individuals, trusts and estates must take into account the gross amount of the dividend multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest ordinary income rate. Whether this partial exclusion will affect your ability to claim a foreign tax credit for the full amount of any Chinese tax withheld will depend on your particular circumstances. Each such recipient should consult its own tax adviser concerning the foreign tax credit limitation implications of the receipt of a qualifying dividend.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

Taxation of Capital Gains

Upon a sale, exchange or other disposition of the H shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs rateably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The NYSE in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•
Provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

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

I. Subsidiary Information

Not applicable.

J. Comparison of NYSE Corporate Governance Rules and PRC Corporate
Governance Rules For Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including our Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences under the section entitled “Report of Directors” of our 2006 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://www.ce-air.com/upload/zh_CN/eastern/investor/finance/PDF1178758986486.pdf

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2006, the notional amount of the outstanding interest rate swap agreements was approximately US$631 million. These interest rate swap agreements will expire between 2007 and 2016. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2006 are set forth as follows:

RMB’000

Carrying amounts	14,932,107
Estimated fair value	15,396,985
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	136,530
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	142,216

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen or Euro. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2008 and 2016.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, Renminbi has appreciated significantly against certain foreign currencies, including U.S. dollar, Japanese yen and Euro. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2006 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account Decrease/increase by RMB’000

U.S. dollar appreciates/ (depreciates) by 1%	258,833

Japanese yen appreciates/ (depreciates) by 1%	16,032

Euro appreciates/ (depreciates) by 1%	659

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on our management’s evaluation, our President and Chief Financial Officer concluded that, as of December 31, 2006, our Company’s disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under its supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our President and our Chief Financial Officer, our management conducted its evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2006 using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that, as of December 31, 2006, our Company’s internal control over financial reporting was not effective due to the material weaknesses described below.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, our management identified the following material weaknesses:

Our Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our Company's financial reporting requirements. This material weakness contributed to the following control deficiencies, each of which is considered to be a material weakness:

(1)
Our Company did not maintain effective controls over its process to ensure the completeness and accuracy of the preparation and review of its consolidated financial statements. Specifically, our Company did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information, including the review of certain spreadsheets, to ensure the completeness and accuracy of its consolidated financial statements and disclosures, including the processes required to ensure complete and accurate recording and disclosure relating to deferred income tax accounting, the consolidated statement of cash flows, and certain property, plant and equipment disclosures. This control deficiency resulted in audit adjustments and additional disclosures to the 2006 consolidated financial statements.

(2)
Our Company did not maintain effective controls over the completeness and accuracy of our Company’s deferred income tax assets and liabilities and its related provision for income taxes account. Specifically, our Company did not maintain effective controls over the accuracy and completeness of the components of the income tax provision calculations and related deferred income taxes, and over the monitoring of the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the reported deferred income tax balances. In addition, our Company did not maintain effective controls to ensure that the appropriate factors were used in estimating the valuation allowance for its deferred income tax assets. This control deficiency resulted in audit adjustments to income tax expense and deferred income tax asset and liability accounts in the 2006 annual consolidated financial statements.

Our management’s evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report included on page F-1 of this Annual Report.

Management’s Plan for Remediation of Material Weaknesses

In light of the conclusion that our Company’s internal control over financial reporting was not effective, our management has developed a plan intended to remediate such ineffectiveness and to strengthen our internal controls over financial reporting through the implementation of certain remedial measures, which include:

(1)	enhancing our IFRS and U.S. GAAP training program for our existing personnel and recruiting additional professional personnel;

(2)	the continued engagement of third-party accounting professionals to provide IFRS and U.S. GAAP consulting services;

(3)	allocating and transferring further resources to a department established for the purpose of producing financial statements in accordance with IFRS and U.S. GAAP;

(4)
improving the collection from our head office and our subsidiaries of financial data required to produce U.S. GAAP and IFRS statements, standardizing the data collection procedures and assigning data collection responsibilities to designated personnel;

(5)	improving the control and oversight of the use of spreadsheets, including the processing of such spreadsheets, while enhancing the training for and monitoring the usage of such spreadsheets;

(6)
implementing the appropriate procedures to identify and ensure the accuracy and completeness of cash flow disclosures and requiring comprehensive training of staff responsible for producing consolidated cash flow statements;

(7)
enhancing the communication and channeling of information between our property and equipment management department and our accounting department to ensure timely and accurate accounting, and deploying on-going training programs to improve the reliability of the recording and disclosure relating to certain property, plant and equipment accounts; and

(8)
recruiting additional qualified and experienced professional personnel and developing the deferred tax accounting training programs throughout our Company, improving the process of ensuring the accuracy and completeness of deferred tax accounting, and strengthening the supervision of deferred tax accounts through monthly audits and constant reviews of the process.

Changes in Internal Control over Financial Reporting

During 2006, we developed a mechanism to identify, assess, review and disclose related party transactions, creating a list of related parties that is jointly maintained by our audit department, administrative office, accounting department, and planning and development department. We also created an account book specifically for related party transactions and ensured timely and accurate recordings of such transactions.

Except as described above, no changes were made to our Company’s internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2006:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2005	9,684,240	5,859,670	0	0
2006	20,000,000	0	120,000	0

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-102.

Item 19. Exhibits

(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on June 30, 2005 (English translation). (1)

2.1	Specimen Certificate for the H Shares.(2)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(3)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation).(2)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (4)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).(4)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (1) (5)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (1) (5)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (1) (5)

8.1	List of Subsidiaries (as of June 22, 2007).

11.1	Code of Ethics (English translation).

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(2)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(3)
Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(5)
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

Date: June 28, 2007

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2004, 2005 AND 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

We have completed an integrated audit of China Eastern Airlines Corporation Limited’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the consolidated financial position of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP). Application of U.S. GAAP would have affected the results of the operation for each of the three years in the period ended December 31, 2006 and the determination of consolidated owners’ equity as of December 31, 2005 and 2006, to the extent summarized in Notes 40 and 41 to the consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of not maintaining effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's financial reporting requirements, which resulted in ineffective controls over (a) the process for identifying, accumulating and reviewing all required supporting information to ensure the completeness and accuracy of its consolidated financial statements and disclosures, and (b) the completeness and accuracy of the Company’s deferred income tax assets and liabilities and its related provision for income taxes account, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006:

The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's financial reporting requirements.  This material weakness contributed to the following control deficiencies each of which is considered to be a material weakness:

(a). The Company did not maintain effective controls over its process to ensure the completeness and accuracy of the preparation and review of its consolidated financial statements. Specifically, the Company did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information, including the review of certain spreadsheets, to ensure the completeness and accuracy of its consolidated financial statements and disclosures, including the processes required to ensure complete and accurate recording and disclosure relating to deferred income tax accounting, the consolidated statement of cash flows, and certain property, plant and equipment disclosures. This control deficiency resulted in audit adjustments and additional disclosures to the 2006 consolidated financial statements.

(b). The Company did not maintain effective controls over the completeness and accuracy of the Company’s deferred income tax assets and liabilities and its related provision for income taxes account. Specifically, the Company did not maintain effective controls over the accuracy and completeness of the components of the income tax provision calculations and related deferred income taxes, and over the monitoring of the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the reported deferred income tax balances. In addition, the Company did not maintain effective controls to ensure that the appropriate factors were used in estimating the valuation allowance for its deferred income tax assets. This control deficiency resulted in audit adjustments to income tax expense and deferred income tax asset and liability accounts in the 2006 annual consolidated financial statements.

Each of these control deficiencies could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 25, 2007

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands except for per share data)

		Year ended December 31,
		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000
Revenues	5	21,386,553	27,454,443	37,488,875
Other operating income, net	6	85,004	245,279	424,265
Operating expenses
Commissions		(772,219)	(969,587)	(1,316,620)
Aircraft fuel		(5,429,658)	(8,888,873)	(13,608,793)
Take-off and landing charges		(3,019,742)	(3,718,846)	(4,989,382)
Ground services and other charges		(99,296)	(115,516)	(162,104)
Civil aviation infrastructure levies		(251,185)	(466,191)	(696,428)
Food and beverages		(758,046)	(976,787)	(1,188,016)
Wages, salaries and benefits	8	(1,865,879)	(2,359,467)	(3,476,096)
Aircraft maintenance		(860,184)	(1,383,989)	(2,647,340)
Aircraft depreciation and operating lease rentals		(4,466,523)	(5,254,716)	(6,973,863)
Other depreciation, amortization and operating lease rentals		(495,916)	(666,287)	(782,044)
Ticket reservation fee		(209,995)	(292,412)	(418,367)
Insurance costs		(152,194)	(148,862)	(161,469)
Deficits on revaluation of property, plant and equipment		-	-	(1,035,343)
Office, administrative and other expenses		(1,858,336)	(2,443,941)	(3,448,715)
Total operating expenses		(20,239,173)	(27,685,474)	(40,904,580)
Operating profit/(loss)		1,232,384	14,248	(2,991,440)
Interest income		129,020	128,700	120,161
Finance costs	10	(770,176)	(707,050)	(877,579)
Share of results of associates	18	(50,524)	(9,030)	103,566
Share of results of jointly controlled entities	19	45,268	(4,300)	29,595
Profit/(loss) before income tax		585,972	(577,432)	(3,615,697)
Taxation	11(a)	(129,601)	138,704	162,932
Profit/(loss) for the year		456,371	(438,728)	(3,452,765)
Attributable to:
Equity holders of the Company		320,691	(467,307)	(3,313,425)
Minority interests		135,680	28,579	(139,340)
		456,371	(438,728)	(3,452,765)
Dividend payable to equity holders of the Company attributable to the year	12	97,339	-	-
Earning/(loss) per share for profit/(loss) attributable to the equity holders of the Company during the year
- basic and diluted	13	RMB0.07	RMB(0.10)	RMB(0.68)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Amounts in thousands)

		December 31,
		2005	2006
	Note	RMB’000	RMB’000
Non-current assets

Intangible assets	14	751,843	1,337,554
Property, plant and equipment	15	38,524,868	40,050,466
Lease prepayments	16	972,771	1,054,362
Advance payments on acquisition of aircraft	17	9,072,673	7,668,708
Investments in associates	18	629,746	623,390
Investments in jointly controlled entities	19	100,520	115,540
Available-for-sale financial assets		40,802	47,554
Other long-term assets	20	2,705,558	1,099,265
Deferred tax assets	11	12,324	82,146
Derivative assets	32	70,886	73,269
		52,881,991	52,152,254
Current assets

Flight equipment spare parts		978,922	1,198,642
Trade receivables and notes receivable	21	1,918,409	2,002,855
Amounts due from related companies	39	205,712	352,719
Prepayments, deposits and other receivables	22	997,271	2,475,992
Cash and cash equivalents	23	1,864,001	1,987,486
Derivative assets	32	53,036	113,532
Non-current assets held for sale	35	-	882,426
		6,017,351	9,013,652
Current liabilities

Sales in advance of carriage		823,149	891,659
Trade payables and notes payable	24	3,113,898	5,090,210
Amounts due to related companies	39	576,030	348,477
Other payables and accrued expenses	25	5,995,751	7,986,351
Current portion of obligations under finance leases	26	2,428,037	2,803,956
Current portion of borrowings	27	18,554,630	16,016,327
Income tax payable		47,259	80,483
Current portion of provision for aircraft overhaul expenses	28	15,589	20,900
Derivative liabilities	32	34,844	124,722
Liabilities directly associated with non-current assets held for sale	35	-	442,935
		31,589,187	33,806,020
Net current liabilities		(25,571,836)	(24,792,368)
Total assets less current liabilities		27,310,155	27,359,886

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2005 AND 2006
(Amounts in thousands)

		December 31,
		2005	2006
	Note	RMB’000	RMB’000
Non-current liabilities

Obligations under finance leases	26	8,159,517	9,048,642
Borrowings	27	9,790,116	12,091,413
Provision for aircraft overhaul expenses	28	388,410	489,721
Other long-term liabilities	29	201,902	438,461
Deferred tax liabilities	11	178,825	68,459
Post-retirement benefit obligations	30(b)	1,202,877	1,292,960
Long-term portion of staff housing allowances	31(b)	444,196	439,491
Derivative liabilities	32	25,770	14,096
		20,391,613	23,883,243
Net assets		6,918,542	3,476,643

Equity
Capital and reserves attributable to the equity holders of the Company

Share capital	33	4,866,950	4,866,950
Reserves	34	1,229,115	(2,052,053)
		6,096,065	2,814,897
Minority interest		822,477	661,746
Total equity		6,918,542	3,476,643

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED CASH FLOWS STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands)
		Year ended December 31,
		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	36	4,242,852	3,369,783	3,458,510
Interest paid		(872,738)	(1,357,402)	(2,097,077)
Income tax paid		(104,009)	(59,932)	(22,740)
Net cash inflow from operating activities		3,266,105	1,952,449	1,338,693

Cash flows from investing activities

Additions of property, plant and equipment		(1,703,910)	(2,676,050)	(879,756)
Proceeds from disposals of property, plant and equipment		667,824	32,923	328,419
Acquisition of land use rights		-	(31,780)	(37,158)
Acquisition of available-for-sale financial assets		(270,350)	(1,256)	(6,751)
Advances payments on acquisitions of aircraft		(2,076,990)	(7,751,197)	(4,560,694)
Refund of advanced payments upon delivery of aircraft		80,000	-	3,744,513
Repayment of other payables
(installment payment for acquisition of an airline business)		(30,000)	(30,000)	(30,000)
Decrease/(increase) in bank deposits		(19,684)	270	-
Proceeds from maturity of US Treasury zero coupon bonds		585,736	-	-
Proceeds from disposals of financial assets held for trading		275,585	-	-
Interest received		71,900	128,700	120,161
Dividend received		-	-	8,617
Acquisitions of controlling interests in associates,
net cash outflow	38	(12,673)	(40,704)	(366,529)
Net cash outflow from investing activities		(2,432,562)	(10,369,094)	(1,679,178)

Notes to consolidated cash flow statements is set out in Note 36 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED CASH FLOWS STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands)

		Year ended December 31,
		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000
Cash flows from financing activities

Proceeds from drawn down of short-term bank loans		8,988,970	14,307,315	14,748,954
Repayments of short-term bank loans		(7,431,931)	(8,872,754)	(15,133,553)
Proceeds from drawn down of long-term bank loans		2,155,310	5,135,286	6,909,927
Repayments of long-term bank loans		(2,647,930)	(3,843,483)	(4,179,412)
Principal repayments of finance lease obligations		(1,617,001)	(1,157,334)	(2,539,995)
Proceeds from issuance of notes payables		1,347,786	4,228,783	7,696,014
Repayments of notes payables		(1,265,939)	(3,376,072)	(6,014,279)
Capital injection from minority shareholders of subsidiaries		218,387	-	-
Repayment of debentures		-	-	(2,000,000)
Placement of finance lease deposits		-	-	(803)
Refund of deposits for finance leases upon maturities		-	-	1,047,534
Capital injection from a minority shareholder on subsidiaries		-	-	1
Proceeds from issuance of debentures		-	1,951,600	-
Dividends paid		-	(97,339)	(60,000)
Dividends paid to minority shareholders of subsidiaries		(60,000)	(90,000)	(53,550)
Net cash inflow/(outflow) from financing activities		(312,348)	8,186,002	420,838
Net (decrease)/increase in cash and cash equivalents		521,195	(230,643)	80,353
Cash and cash equivalents at January 1		1,582,780	2,114,447	1,864,001
Exchange adjustment		10,472	(19,803)	43,132
Cash and cash equivalents at December 31		2,114,447	1,864,001	1,987,486

Notes to consolidated cash flow statements is set out in Note 36 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands)

	Attributable to equity
	holders of the Company
	Share			Minority	Total
	capital	Reserves	Total	Interest	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2004	4,866,950	1,307,592	6,174,542	526,768	6,701,310
Cash flow hedges, net of tax	-	(13,982)	(13,982)	-	(13,982)
Contributions from minority interest of subsidiaries	-	-	-	218,387	218,387
Dividends paid to minority interest of subsidiaries	-	-	-	(60,000)	(60,000)
Profit for the year	-	320,691	320,691	135,680	456,371
Balance at December 31, 2004	4,866,950	1,614,301	6,481,251	820,835	7,302,086

Balance at January 1, 2005	4,866,950	1,657,174	6,524,124	820,835	7,344,959
Cash flow hedges, net of tax	-	136,587	136,587	-	136,587
Dividend relating to 2004	-	(97,339)	(97,339)	-	(97,339)
Dividend paid to minority interest of subsidiaries	-	-	-	(90,000)	(90,000)
Contribution from minority interest of subsidiaries	-	-	-	63,063	63,063
Loss for the year	-	(467,307)	(467,307)	28,579	(438,728)
Balance at December 31, 2005	4,866,950	1,229,115	6,096,065	822,477	6,918,542

Balance at January 1, 2006	4,866,950	1,229,115	6,096,065	822,477	6,918,542
Cash flow hedges, net of tax	-	8,441	8,441	-	8,441
Revaluation reserve, net of tax, arising from the acquisition of a controlling interest in an associate	-	23,816	23,816	-	23,816
Dividend paid to minority interest of subsidiaries	-	-	-	(42,892)	(42,892)
Loss for the year	-	(3,313,425)	(3,313,425)	(139,340)	(3,452,765)
Additions through acquisitions of subsidiaries	-	-	-	21,501	21,501
Balance at December 31, 2006	4,866,950	(2,052,053)	2,814,897	661,746	3,476,643

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (the “PRC”) on April 14, 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the year ended December 31, 2006, the Company acquired additional equity interests of 56% in China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”). Further details of the acquisition are set out in Note 40 to the financial statements.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements in accordance with IFRS, appropriate adjustments have been made to the Group's statutory accounts to conform with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4 to the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group incurred a net loss attributable to equity holders of the Company of approximately RMB3,313 million for the current financial year and as at December 31, 2006 the Group’s accumulated losses were approximately RMB3,335 million and its current liabilities exceeded its current assets by approximately RMB24,792 million.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not have any significant impact on its results of operations and financial position. In summary:

•	International Accounting Standard (“IAS”) No. 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts

•	IAS 19 (Amendment) - Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures

•	IAS 39 (Amendment) - The Fair Value option

•	International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 - Determining whether an Arrangement contains a Lease

The following new/revised standards and interpretations to existing standards have been published which are relevant to the Group’s operations that are mandatory for accounting periods beginning on or after March 1, 2006 or later periods. The Group is assessing the impact of these new/revised standards and interpretations but management do not believe these new/revised standards and interpretations will have a significant impact on its results of operations or financial position.

•	IFRS 7 - Financial Instruments: Disclosures (effective for annual periods beginning on or after March 1, 2006)

•	IFRS 8 - Operating segments (effective for annual periods beginning on or after January 1, 2009)

•	IAS 1 (Amendment) - Presentation of Financial Statements: Capital disclosures (effective for annual periods beginning on or after January 1, 2007)

•	IFRIC Interpretation 8 - Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)

•	IFRIC Interpretation 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

•	IFRIC Interpretation 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

•	IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007)

•	IFRIC Interpretation 12 - Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, including those acquired from holding companies. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests represents the interests of outside members in the operating results and net assets of subsidiaries. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation (Continued)

(i)	Subsidiaries (Continued)

A listing of the Group’s principal subsidiaries is set out in Note 42 to the financial statements.

(ii)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

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

A listing of the Group’s principal associates is set out in Note 18 to the financial statements.

(iii)	Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group’s investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group’s share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation (Continued)

(iii)	Jointly Controlled Entities (Continued)

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

A listing of the Group’s principal jointly controlled entities is shown in Note 19 to the financial statements.

(c)	Segmental reporting

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

The Group has two business segments, namely passenger (including cargo carried by passenger flights) and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

In respect of the geographical segment, the analysis of turnover and operating profit is based on the following criteria:

(i)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(ii)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

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

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in the income statement, any exchange component of that gain or loss is recognized in the income statement.

(e)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group’s activities. Revenue is shown net of business and value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Traffic revenues

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognized as sales in advance of carriage (“SIAC”).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition and sales in advance of carriage (Continued)

(iii)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group’s agents on their behalf, and is recognized in the income statement upon ticket sales.

(iv)	Other operating income

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognized when the services are rendered.

(v)	Rental income

Rental income from subleases of aircraft is recognized on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognized on a straight-line basis over the lease term.

(f)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deducted from the related cost in the income statement.

Government grants relating to property, plant and equipment are recognized as a reduction of the carrying amount of the asset. The grant is recognized as income over the life of a depreciable asset by way of a reduced depreciation charge.

(g)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

(h)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Retirement benefits (Continued)

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

Past-service costs are recognized immediately as income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(i)	Maintenance and overhaul costs

In respect of aircraft under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours and estimated flying hours between overhauls. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft owned by the Group or held under finance leases, costs of overhauls are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

All other routine repairs and maintenance costs incurred in restoring such assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalized and depreciated over their expected useful lives to the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Income tax

The Group provides for current income tax based on the results for the year as adjusted for items which are not assessable or deductible for current income tax purposes. Current income tax of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

(k)	Property, plant and equipment

Property, plant and equipment is recognized initially at cost which comprises purchase price, advance payments on acquisition and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to initial recognition, property, plant and equipment is stated at revalued amount less accumulated depreciation and accumulated impairment losses, if any. Independent valuations are performed at least once every five years, or sooner if considered necessary by the Directors. In the intervening years, the Directors review the carrying values of property, plant and equipment and adjustment is made where they are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

Costs of overhaul for aircraft owned by the Group or held under finance leases are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(i)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Property, plant and equipment (Continued)

All other repairs and maintenance is charged in the income statement during the financial period in which it is incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment
- Components related to overhaul costs	2 to 8 years
- Others	20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized within office, administrative and other expenses, in the income statements. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending installation. This includes the costs of construction or acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(l)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in ‘intangible assets’. Goodwill on acquisition of associates and jointly controlled entities is included in ‘investments in associates’ and ‘investments in jointly controlled entities’. Recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Intangible assets (Continued)

(ii)	Sponsorship fees

Sponsorship fees paid in relation to the 2010 Shanghai Expo have been capitalized and are being amortized on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Expenditure on computer software costs is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from 5 to 6 years.

(m)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of the land use rights on a straight-line basis.

(o)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years and the related interest capitalized. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

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

All other borrowing costs are charged to the income statement in the period in which they are incurred.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Long-term bank deposits

Held-to-maturity long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets and included under other long-term assets in the balance sheet. Held-to-maturity financial assets are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated at amortized cost less impairment losses.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Provisions

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

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Leases (Continued)

(ii)	A Group company is the lessor

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

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealized gains or losses, being changes in fair value of the derivatives, are recognized in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, are accounted for as follows:

(i)
the effective portion of any change in fair value of the derivative financial instrument is recognized directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective portion of any change in fair value is recognized in the income statement immediately.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Derivative financial instruments (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(y)	Dividend

Dividend distribution to the Company's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company's equity holders.

(z)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognized at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognized directly in equity, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the income statement.

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

(aa)	Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

3.	FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group’s activities expose it to a variety of financial risks: business risk, market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (Continued)

(i)	Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have a material impact on the Group’s operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies in ‘Western’ countries. These include risks associated with, among others, the political, economic and legal environment, competition and the influence of the Civil Aviation Administration of China (“CAAC”) in the PRC civil aviation industry.

(ii)	Foreign currency risk

The Group’s finance lease obligations as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euros, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 32(b) to the financial statements.

(iii)	Interest rate risk

The Group has significant bank borrowings at floating variable rates and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 27 and 32(a) to the financial statements.

(iv)	Price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. While international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 32(c) to the financial statements.

(v)	Credit risk

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (Continued)

(vi)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings/debts. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at December 31, 2006, the Group’s net current liabilities amounted to RMB24,792 million (2005: RMB25,572 million). For the year ended December 31, 2006, the Group recorded a net cash inflow from operating activities of RMB1,338 million (2005: RMB1,952 million), a net cash outflow from investing activities and financing activities of RMB1,258 million (2005: RMB2,183 million), and an increase in cash and cash equivalents of RMB80 million (2005: decrease of RMB231 million).

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

(b)	Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current asking price.

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

The carrying value less impairment provision for trade receivables and payables are assumed to approximate their fair values. The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

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

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests annually whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates which are disclosed in Note 14 to the financial statements.

(b)	Valuation of property, plant and equipment

The Group’s property, plant and equipment is subsequently stated at revalued amounts less accumulated depreciation in accordance with the accounting policy stated in Note 2(k) to the financial statements. Revaluations of property, plant and equipment will be performed at sufficiently regular intervals, at least every five years, by independent professional valuers. In each of the intervening years valuations will be undertaken by the Directors of the Company. If the subsequent revalued amounts differ materially from carrying amounts, the carrying amounts will be adjusted to the revalued amounts. Their recorded value is impacted by management judgment, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.

(c)	Fair value estimation

The carrying amounts of the Group’s current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

(d)	Revenue recognition

The Group recognizes passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluate the balance in the SIAC and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(e)	Overhaul costs

The amount of overhaul costs charged/amortized to operating profits is impacted by management’s estimates of the expected flying hours and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft. Different judgments or estimates could significantly affect the estimated overhaul provision and materially impact the results of operations.

(f)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(h) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 32 to the financial statements.

(g)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(h)	Current tax

The Group makes provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by our Company and based on management’s interpretation of relevant tax rulings.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(i)	Classification of leases

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(w) to the financial statements. Whether a lease is a finance lease or operating lease depends on the substance of the transactions rather than the form of the contract. In determining whether a lease is a finance lease or an operating lease, significant estimates and judgment are required. In making these estimates, and judgment, the Group evaluates among other factors, if the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset at the inception of the lease. To evaluate a lease based on this model, a number of assumptions, such as the incremental borrowing rate of interest, interest rate implicit in the lease and residual values of the aircraft at the end of the lease period have been made. Any changes to these assumptions would affect the classification of the lease.

5	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Revenues
Traffic revenues
- Passenger	15,925,933	21,367,747	31,229,591
- Cargo and mail	4,540,463	5,087,244	5,776,671
Ground service income	695,433	806,755	781,130
Cargo handling income	227,806	292,488	289,530
Commission income	292,991	185,827	125,576
Rental income from operating subleases of aircraft	121,480	183,260	-
Others	110,615	198,175	263,169
	21,914,721	28,121,496	38,465,667
Less: Business tax (Note)	(528,168)	(667,053)	(976,792)
	21,386,553	27,454,443	37,488,875

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (“PRC”) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	OTHER OPERATING INCOME, NET

	Year ended December 31,
	2004	2005	2006
	RMB'000	RMB'000	RMB'000
Government subsidies (Note)	73,506	193,069	462,370
Net fair value gains/(losses) on financial instruments
- forward foreign exchange contracts	11,498	25,002	26,744
- fuel hedging income/(losses)	-	27,208	(64,849)
	85,004	245,279	424,265

Note:

The government subsidies represent: (i) subsidies granted by local government to the Company in consideration of the relocation of the Company’s international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; (ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes to places where these municipalities are located; and (iii) other subsidies granted by the Central Government.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION

(a)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format. Prior to 2006, the Group principally operated in one business segment, which was the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the continued growth of the China cargo and logistic transportation services, the Group started to review the cargo and logistic transportation services separately and began to report it as a separate segment. The corresponding items of segment information for prior years have been presented below.

In the prior year’s financial statements, the Group’s corporate general and administrative expenses (the “Corporate Expenses”) were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, Corporate Expenses have not been allocated on a geographical basis because the basis of such an allocation cannot be performed on a non-arbitrary basis. Accordingly, the analysis of segment results for both 2006 and 2005 has been presented on this basis.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended December 31, 2006 are as follows:
	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,489,978	2,842,836	-	36,332,814
Other revenues and
operating income	1,066,296	709,069	140,525	1,915,890

Total segment revenue	34,556,274	3,551,905	140,525	38,248,704
Inter-segment revenue	(759,829)	-	-	(759,829)

Revenues	33,796,445	3,551,905	140,525	37,488,875

Operating (loss)/profit
- segment results	(2,770,861)	(242,526)	21,947	(2,991,440)
Interest income	112,181	6,247	1,733	120,161
Finance costs	(776,647)	(93,026)	(7,906)	(877,579)
Share of results of associates	103,566	-	-	103,566
Share of results of
jointly controlled entities	29,595	-	-	29,595

(Loss)/profit before income tax	(3,302,166)	(329,305)	15,774	(3,615,697)
Income tax	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,104,078)	(359,567)	10,880	(3,452,765)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (Continued)

The segment results for the year ended December 31, 2005 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	23,182,516	2,731,636	-	25,914,152
Other revenues and
operating income	1,012,076	574,776	97,911	1,684,763

Total segment revenue	24,194,592	3,306,412	97,911	27,598,915
Inter-segment revenue	(144,472)	-	-	(144,472)

Revenues	24,050,120	3,306,412	97,911	27,454,443

Operating (loss)/profit
- segment results	(165,559)	167,414	12,393	14,248
Interest income	120,155	6,149	2,396	128,700
Finance costs	(623,536)	(83,518)	4	(707,050)
Share of results of associates	(9,030)	-	-	(9,030)
Share of results of
jointly controlled entities	(4,300)	-	-	(4,300)

(Loss)/profit before income tax	(682,270)	90,045	14,793	(577,432)
Income tax	153,226	(11,415)	(3,107)	138,704

(Loss)/profit for the year	(529,044)	78,630	11,686	(438,728)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (Continued)

The segment results for the year ended December 31, 2004 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	17,482,548	2,658,101	-	20,140,649
Other revenues and operating income	1,029,691	391,912	75,117	1,496,720

Total segment revenue	18,512,239	3,050,013	75,117	21,637,369
Inter-segment revenue	(250,816)	-	-	(250,816)

Revenues	18,261,423	3,050,013	75,117	21,386,553

Operating (loss)/profit
- segment results	659,641	562,316	10,427	1,232,384
Interest income	123,280	3,648	2,092	129,020
Finance costs	(691,725)	(78,451)	-	(770,176)
Share of results of associates	(50,524)	-	-	(50,524)

Share of results of jointly controlled entities	45,268	-	-	45,268

(Loss)/profit before income tax	85,940	487,513	12,519	585,972
Income tax	(50,601)	(75,660)	(3,340)	(129,601)

(Loss)/profit for the year	35,339	411,853	9,179	456,371

Other segment items included in the income statement for the year ended December 31, 2006 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,937,182	524,150	32,240	4,493,572
Amortization	72,737	-	-	72,737
Revaluation deficits of
property plant and equipment	1,035,343	-	-	1,035,343

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (Continued)

Other segment items included in the income statement for the year ended December 31, 2005 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,434,649	445,501	17,992	3,898,142
Amortization	13,580	-	-	13,580

Other segment items included in the income statement for the year ended December 31, 2004 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	2,595,301	454,073	27,211	3,076,585
Amortization	144,836	9,251	586	154,673
Impairment of goodwill	3,452	-	-	3,452

Segment assets and liabilities comprise operating assets and liabilities that are directly attributable to the segment.

The segment assets and liabilities at December 31, 2006 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	54,778,224	5,185,564	463,188	60,426,976
Investments in associates	498,295	10,760	114,335	623,390
Investments in jointly controlled entities	115,540	-	-	115,540

Total assets	55,392,059	5,196,324	577,523	61,165,906

Segment liabilities	(53,632,097)	(3,992,814)	(64,352)	(57,689,263)

Capital expenditure
(Notes 14 and 15)	15,566,384	1,170,712	52,623	16,789,719

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (Continued)

The segment assets and liabilities at December 31, 2005 and capital expenditure for the year then ended are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	52,560,982	5,182,541	425,553	58,169,076
Investments in associates	510,059	7,187	112,500	629,746
Investments in jointly controlled entities	100,520	-	-	100,520

Total assets	53,171,561	5,189,728	538,053	58,899,342

Segment liabilities	(48,461,886)	(3,473,228)	(45,686)	(51,980,800)

Capital expenditure (Notes 14 and 15)	12,170,540	1,044,973	14,838	13,230,351

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analyzed as follows:

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB'000	RMB'000
Domestic (the PRC, excluding Hong Kong)	9,917,043	13,357,972	20,803,441
Hong Kong	2,854,273	3,150,123	3,244,846
Japan	2,166,431	2,644,372	3,582,962
Other countries	6,448,806	8,301,976	9,857,626
Total	21,386,553	27,454,443	37,488,875

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB'000	RMB'000
Wages, salaries, bonus and allowances	1,455,139	1,579,292	2,476,924
Employee welfare and benefits	41,383	166,267	295,185
Defined contribution retirement schemes (Note 30(a))	194,200	280,218	298,363
Post-retirement benefits (Note 30(b))	51,704	102,459	146,968
Staff housing fund (Note 31(a))	94,200	195,000	228,000
Staff housing allowance (Note 31(b))	29,253	36,231	30,656
	1,865,879	2,359,467	3,476,096

9	OPERATING LOSS/PROFIT

Operating loss/profit is stated after charging and crediting the following items:

	Year ended December 31,
	2004	2005	2006
	RMB'000	RMB'000	RMB'000

Charging:
Depreciation of property, plant and equipment	3,076,585	3,898,142	4,493,572
Operating lease rentals
- aircraft	1,720,736	1,785,615	2,954,751
- land and buildings	146,704	212,027	276,715
Amortization of lease prepayments	18,414	13,580	72,737
Amortization of goodwill	5,654	25,219	30,869
Loss on disposals of property, plant and equipment	-	239,134	326,248
Consumption of flight equipment spare parts	139,711	-	31,734
Allowances for obsolescence of flight equipment spare parts	73,406	-	1,035,343
Provision for impairment of trade and other receivables	24,250	25,325	97,805
Auditors' remuneration and crediting:	7,380	10,000	20,120

Amortization of negative goodwill	3,452	-	-
Reversal of allowances for obsolescence of flight equipment spare parts	-	13,930	-
Gain on disposals of property, plant and equipment	47,819	8,073	36,207
Gain on disposals of financial asset held for trading	5,235	-	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	FINANCE COSTS

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB'000	RMB'000
Interest relating to obligations under finance leases
- wholly repayable within five years	265,949	195,764	244,962
- not wholly repayable within five years	73,327	128,869	298,991
	339,276	324,633	543,953
Interest on loans from bank and financial institutions
- wholly repayable within five years	410,998	746,788	1,387,469
- not wholly repayable within five years	144,693	243,433	193,067
	555,691	990,221	1,580,536
Interest relating to note payables	22,148	52,639	91,280
Amortization of the discount on zero coupon debentures	-	22,944	25,456
Interest relating to a long-term payable	8,344	6,999	4,961
	925,459	1,397,436	2,246,186
Less: amounts capitalized into advance payments on acquisition of aircraft (Note 17)	(57,120)	(279,989)	(424,316)
	868,339	1,117,447	1,821,870
Net foreign exchange (gains)/losses (Note)	32,207	(414,640)	(888,402)
Waiver of amounts due to related companies	(133,029)	-	-
Fair value losses on financial instruments
- transfer from equity in respect of interests rate swap qualified as cash flow hedges	2,659	4,243	(55,889)
	770,176	707,050	877,579

Note:

The exchange gain for the year ended December 31, 2006 primarily relates to the revaluation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION

(a)	Income tax (credited)/charged to the consolidated income statement is as follows:

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB'000	RMB'000
Provision for PRC income tax	160,502	(81,734)	48,072
Deferred taxation (Note 11(c))	(30,901)	(56,970)	(211,004)
	129,601	(138,704)	(162,932)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau. Developments relating to the reform of the Corporate Income Tax Law are described in Note 44 to the financial statements.

Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd. and Shanghai Eastern Flight Training Co., Ltd, are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd. (“Eastern Logistics”), another subsidiary of the Group, was exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No.68 issued by the Shanghai Municipal Tax Bureau. Eastern Logistics is subject to PRC income tax at a reduced rate of 15% in 2006. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China which may impact on the future income tax rates of the Group. Details refer to Post Balance Sheet Event (Note 45(b)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB'000	RMB'000
Profit/(loss) before taxation	585,972	(577,432)	(3,615,697)
Adjusted:
Share of result of associates and jointly controlled entities	5,256	13,330	(133,161)
	591,228	(564,102)	(3,748,858)
Tax calculated at enacted tax rate of 15%	(88,684)	84,615	562,329
Effect attributable to subsidiaries charged at tax rate of 17.5% or 33%	(17,578)	18,334	27,969
Effect attributable to subsidiaries with income tax exemptions	-	33,852	-
Income not subject to taxation	-	4,462	-
Expenses not deductible for tax purposes	(27,673)	(5,642)	(13,852)
Gain arising from intra-group property, plant and equipment disposal subject to taxation	-	-	(46,578)
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	-	81,807	-
Unrecognized tax losses	-	(86,074)	(327,739)
Utilization of previously unrecognized tax losses	6,395	-	-
Utilization of previously recognized tax losses	-	-	(23,130)
Other temporary differences not recognized	-	-	(16,067)
Others	(2,061)	7,350	-
Tax (charge)/credit	(129,601)	138,704	162,932

(b)
The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2006 and 2005, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

(c)
Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31
	2005	2006
	RMB'000	RMB'000
Deferred tax assets
- Deferred tax asset to be utilized after 12 months	8,892	81,010
- Deferred tax asset to be utilized within 12 months	3,432	1,136
	12,324	82,146
Deferred tax liabilities
- Deferred tax liability to be realized after 12 months	(144,302)	(68,459)
- Deferred tax liability to be realized within 12 months	(34,523)	-
	(178,825)	(68,459)
Deferred tax liabilities, net	(166,501)	13,687

Movements in the net deferred taxation asset/(liability) are as follows:

	December 31
	2005	2006
	RMB'000	RMB'000
At January 1	(292,385)	(166,501)
Additions through business acquisitions (Note 38(a))	93,017	(29,326)
Credited to income statement	56,970	211,004
Charged/(credited) to equity
- gain/(losses) on cashflow hedges (Note 34)	(24,103)	(1,490)
At December 31	(166,501)	13,687

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31
	2005	2006
	RMB'000	RMB'000
Deferred tax assets:
Tax losses carried forward	451,659	972,778
Provision for obsolete flight equipment spare parts	33,192	68,574
Provision for receivables	12,474	57,467
Provision for post-retirement benefits	185,102	216,570
Other accrued expenses and provisions	48,412	97,823
	730,839	1,413,212
Less: unrecognized assets	(338,194)	(882,443)
	392,645	530,769
Deferred tax liabilities:
Depreciation and amortization	(559,146)	(517,082)
	(559,146)	(517,082)
Net deferred tax liabilities	(166,501)	13,687

Movements of the net deferred tax assets/(liabilities) of the Group for the year:

	At beginning	(Charged)/ credited	(Charged)/	Additions through business
	of the	to income	credited	acquisitions	At end of
	year	statement	to equity	(Note 38)	the year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
For the year ended December 31, 2005
Tax losses carried forward	97,442	16,023	-	-	113,465
Provision for obsolete flight
equipment spare parts	54,014	(20,628)	-	(194)	33,192
Provision for receivables	10,146	2,328	-	-	12,474
Provision for post-retirement benefits	95,252	12,066	-	77,784	185,102
Other accrued expenses and provisions	123,469	(16,647)	(24,103)	(34,307)	48,412
	380,323	(6,858)	(24,103)	43,283	392,645
Depreciation and amortization	(672,708)	63,828	-	49,734	(559,146)
	(672,708)	63,828	-	49,734	(559,146)
Net deferred tax liabilities	(292,385)	56,970	(24,103)	93,017	(166,501)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	TAXTION (CONTINUED)

	At the beginning	(Charged)/ credited	(Charged)/	Additions through business	At the
	of the	to income	credited	acquisitions	end of the
	year	statement	to equity	(Note 40)	Year
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
For the year ended December 31, 2006
Tax losses carried forward	113,465	(23,130)	-	-	90,335
Provision for obsolete flight
equipment spare parts	33,192	35,382	-	-	68,574
Provision for receivables	12,474	44,993	-	-	57,467
Provision for post-retirement benefits	185,102	31,468	-	-	216,570
Other accrued expenses and provisions	48,412	50,901	(1,490)	-	97,823
	392,645	139,614	(1,490)	-	530,769
Depreciation and amortization	(559,146)	71,390	-	(29,326)	(517,082)
	(559,146)	71,390	-	(29,326)	(517,082)
Net deferred tax assets	(166,501)	211,004	(1,490)	(29,326)	13,687

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As of December 31, 2005 and 2006, the Group had tax losses carried forward of approximately RMB3,011 million and RMB5,782 million respectively which will expire between 2007 and 2011, and which are available to set off against the Group’s future taxable income. As of December 31, 2005 and 2006, the Group did not recognize RMB388 million and RMB882 million respective of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realized before they expire.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	DIVIDEND

No interim dividend was paid during both the current and prior years.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended December 31, 2006. No final dividend was paid in respect of the year ended December 31, 2005.

13	EARNING/(LOSS) PER SHARE

The calculation of basic earning/(loss) per share is based on the profit attributable to equity holders of the Company of RMB320,691,000, loss of RMB467,627,000 and loss of RMB3,313,425,000 for the years ended December 31, 2004, 2005 and 2006 respectively and the weighted average number of shares of 4,866,950,000 in issue during the years ended December 31, 2004, 2005 and 2006.

The Company has no potentially dilutive ordinary shares.

14	INTANGIBLE ASSETS

		Negative		Computer	Net
	Goodwill	goodwill	Sponsorship	Software	Balance
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At January 1, 2005
Cost	113,105	(55,245)	-	46,396	104,256
Accumulated amortization and impairment	(33,929)	12,372	-	(7,852)	(29,409)
Net book amount, at end of year	79,176	(42,873)	-	38,544	74,847
Year ended December 31, 2005
Net book amount, at beginning of year	79,176	(42,873)	-	38,544	74,847
Opening adjustment on derecognition of negative goodwill	-	42,873	-	-	42,873
Other additions through business combinations	-	-	-	38,568	38,568
Additions	609,135	-	-		609,135
Charge for the year	-	-	-	(13,580)	(13,580)
Net book amount, at end of year	688,311	-	-	63,532	751,843
At December 31, 2005
Cost	688,311	-	-	84,964	773,275
Accumulated amortization and impairment	-	-	-	(21,432)	(21,432)
Net book amount, at end of year	688,311	-	-	63,532	751,843

Year ended December 31, 2006
Net book amount, at beginning of year as previously presented	688,311	-	-	63,532	751,843
Other additions	-	-	320,000	33,617	353,617
Additions through the acquisition of a controlling interest in an associate	304,832	-	-	28	308,860
Charge for the year	-	-	(52,870)	(19,867)	(72,737)
Disposal	-	-	-	(29)	(29)

Net book amount, at end of year	993,143	-	267,130	77,281	1,337,554

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a) Impairment tests for goodwill

The Group operates in two cash-generating units (“CGU”) which are passenger (including cargo carried by passenger flights) and cargo and logistics.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation businesses in which the CGU operates.

Key assumptions used for value-in-use calculations

- Gross margin	14%-17%
- Growth rate	10%-16%
- Discount rate	10%

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Company’s business.

(b) Sponsorship fees

In March 2006, the Company entered into an agreement (the “Sponsorship Agreement”) with the Bureau of 2010 Expo Shanghai (the “Bureau”) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by installments, the remaining RMB160 million would be settled by value-in-kind services (“VIK”) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognized and amortized on straight-line basis over the beneficial period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB279 million has also been recognized as other long-term liabilities (Note 29) in the Group’s balance sheet.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and
	flight equipment
		Held		Other
		under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Valuation or cost
At January 1, 2005	26,142,685	13,452,651	2,254,015	2,274,961	188,654	44,312,966
Transfers from construction
in progress	-	-	33,582	116,985	(150,567)	-
Transfers from advance
payments on acquisition of aircraft (Note 17)	445,949	1,191,167	-	-	-	1,637,116
Additions through business
acquisitions	4,781,327	2,155,855	72,222	293,429	13,577	7,316,410
Other additions	1,952,356	991,640	71,451	424,455	189,220	3,629,122
Disposals	(67,354)	-	(6,281)	(125,299)	-	(198,934)
At December 31, 2005	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680

Accumulated depreciation
At January 1, 2005	9,638,471	3,264,609	392,209	1,123,681	-	14,418,970
Charge for the year	2,307,706	1,161,395	87,284	341,757	-	3,898,142
Disposals	(66,030)	-	(159)	(79,111)	-	(145,300)
At December 31, 2005	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812

Net book amount
At December 31, 2005	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868
At January 1, 2005	16,504,214	10,188,042	1,861,806	1,151,280	188,654	29,893,996

	Aircraft, engines and
	flight equipment
		Held		Other
		under		property,
		finance		plant and	Construction
	Owned	leases	Buildings	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Valuation or cost
At January 1, 2006	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Reclassification upon a purchase	2,011,940	(2,011,940)	-	-	-	-
Transfers from construction in progress	-	-	52,832	242,669	(295,501)	-
Transfers from advance payments on acquisition of aircraft (Note 17)	3,797,430	2,591,545	-	-	-	6,388,975

Additions through business acquisitions (Note 38)	78,291	305,663	303,064	33,292	2,447	722,757
Other additions	5,612,187	2,724,601	-	384,743	297,979	9,019,510
Valuation deficit	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfer to non-current
assets held for sale
(Note (b) & 35)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and
leaseback (Note (c))	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	(314,615)	-	(41,639)	(131,322)	-	(487,576)
At December 31, 2006	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178

Accumulated depreciation
At January 1, 2006	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812

Reclassification upon a purchase	940,464	(940,464)	-	-	-	-
Charge for the year	2,600,331	1,418,781	106,441	368,019	-	4,493,572

Transfer to non-current assets held for sale (Note (b) & 35)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	(97,146)	-	(3,703)	(94,546)	-	(195,395)
At December 31, 2006	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712

Net book amount
At December 31, 2006	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466
At January 1, 2006	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Notes:

(a)
On December 31, 2006, the Group’s aircraft, engines and flight equipment were revalued by the Directors of the Company on a market value basis or replacement cost basis based on the valuations conducted by independent valuers.

The result of the revaluation revealed a deficit of RMB1,035 million for certain aircraft and related equipment which has been charged to the income statement. Except for the aircraft and related equipment referred to above, the revalued amounts of all other assets under revaluation are not materially different from their carrying amounts. Accordingly, the carrying values of these assets have not been adjusted in the consolidated financial statements as at December 31, 2006.

Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

	2005	2006
	RMB’000	RMB’000
December at 31,	37,943,085	40,475,461

(b)
In December 2006, the Board of Directors passed a resolution to dispose the aircraft and the related equipment with the valuation deficit as described in the note 15(a) above and have been actively seeking buyers subsequent to the pass of the resolution. The assets have been reclassified as “Non-current assets held for sales” at December 31, 2006 (Note 36).

(c)
During the year, the Group entered into sale and leaseback transactions for certain newly acquired aircraft. There leaseback transactions are classified as operating leases and the related gains arising from these sales and leaseback transactions have been recognized in the income statement.

(d)
As at December 31, 2006, aircraft owned by the Group with an aggregate net book amount of approximately RMB9,074 million and RMB9,044 million as at December 31, 2005 and 2006 respectively were pledged as collateral under certain loan arrangements (Note 27).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	LEASE PREPAYMENTS

	December 31,
	2005	2006
	RMB'000	RMB'000
Cost
At January 1,	965,462	1,134,644
Additions through business acquisitions (Note 38)	74,339	75,302
Other additions	94,843	37,158
At December 31,	1,134,644	1,247,104
Accumulated amortization
At January 1,	136,654	161,873
Amortization charge	25,219	30,869
At December 31,	161,873	192,742
Net book amount
At December 31,	972,771	1,054,362

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2006, the majority of these land use rights had remaining terms ranging from 40 to 55 years (2005: from 41 to 49 years).

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

The directors do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group

17	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2005	2006
	RMB'000	RMB'000
At January 1,	2,678,603	9,072,673
Additions	7,751,197	4,560,694
Interest capitalized (Note 10)	279,989	424,316
Transfers to property, plant and equipment (Note 15)	(1,637,116)	(6,388,975)
At December 31,	9,072,673	7,668,708

Included in the balance as at December 31, 2005 and 2006 is accumulated interest capitalized of RMB410 million and RMB516 million, at an average interest rate of 4.0% and 5.7% respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	INVESTMENTS IN ASSOCIATES

	December 31,
	2005	2006
	RMB'000	RMB'000
Unlisted investments, at cost	763,240	544,266
Goodwill	47,060	-
Share of post acquisition results/reserves	(180,554)	79,124
	629,746	623,390

The movement on investments in associates is as follows:

	2005	2006
	RMB'000	RMB'000
At January 1	633,212	629,746
Cost of additional investment	5,564	-
Share of results	(9,030)	103,566
Reduction as a result of the acquisition of a controlling interest in an associate (Note 38)	-	(109,922)
At December 31	629,746	623,390

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

			Attributable
	Place and		equity
	date of	Paid-up	interest		Principal
Company	establishment	capital	2005	2006	activities
		RMB'000
Qingdao Liuting	PRC	450,000	25%	25%	Provision of airport
International	December 1, 2000				operation services
Airport Co., Ltd.

Eastern Air Group	PRC	400,000	25%	25%	Provision of financial
Finance Co., Ltd.	December 6, 1995				services to group
("EAGF")					companies of CEA
					Holding

China Eastern Air	PRC	350,000	45%	45%	Provision of air
Catering Investment Co., Ltd.	November 17, 2003				catering services

Jiangsu Huayu General	PRC	110,000	27%	27%	Provision of aviation
Aviation Co., Ltd.	December 1, 2004				supporting services

Eastern Aviation Import	PRC	80,000	45%	45%	Provision of aviation
& Export Co., Ltd.	June 9, 1993				equipment, spare
("EAIEC")					parts and tools trading

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	INVESTMENTS IN ASSOCIATES (CONTINUED)

			Attributable
	Place and		equity
	date of	Paid-up	interest		Principal
Company	establishment	capital	2005	2006	activities
		RMB'000
Collins Aviation	PRC	57,980	35%	35%	Provision of airline
Maintenance Service Shanghai Ltd.	September 27, 2002				electronics products maintenance services

Shanghai Dongmei	PRC	51,369	45%	27.16%	Provision of travelling
Aviation Travel Co.,	October 17, 2004				and accommodation
Ltd. ("SDATC")					agency services

Shanghai Hongpu	PRC	25,000	30%	30%	Provision of cable and
Civil Airport	October 18, 2002				wireless
Communication					communication
Co., Ltd.					services

Eastern Aviation	PRC	10,000	45%	45%	Provision of aviation
Advertising Services	March 4, 1986				advertising agency
Co., Ltd.					services

Note:

The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Loss
	RMB'000	RMB'000	RMB'000	RMB'000
2005	1,807,387	1,177,641	887,928	(9,030)
2006	1,728,738	1,105,449	1,221,191	103,566

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2005	2006
	RMB'000	RMB'000
Unlisted investments, at cost	59,552	59,552
Share of post-acquisition results/reserves	40,968	55,988
	100,520	115,540

The movement on investments in jointly controlled entities is as follows:

	2005	2006
	RMB'000	RMB'000
At January 1	52,948	100,520
Cost of additional investment	51,872	-
Dividend received during the year	-	(14,575)
Share of results	(4,300)	29,595
At December 31	100,520	115,540

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

			Attributable
	Place and		equity
	date of	Paid-up	interest		Principal
Company	establishment	capital	2005	2006	activities
		RMB'000
Shanghai Technologies	PRC	113,843	51%	51%	Provision of
Aerospace Co., Ltd.	September 28, 2004				repair and
("STA") (a)					Maintenance

Shanghai Eastern	PRC	17,484	40%	40%	Provision of spare parts
Union Aviation	December 28, 1995				repair and
Wheels & Brakes					maintenance
Overhual Engineering
Co., Ltd
("Wheels & Brakes")

Eastern China Kaiya	PRC	10,000	41%	41%	Provision of computer
System Integration	May 21, 1999				systems development
Co., Ltd.

Notes:

(a)
Under a Joint Venture Agreement dated March 10, 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB'000	RMB'000	RMB'000	RMB'000
2005	142,667	42,147	133,570	(4,300)
2006	314,348	125,479	171,471	29,595

20	OTHER LONG-TERM ASSETS

	December 31,
	2005	2006
	RMB'000	RMB'000
Held-to-maturity financial assets (Note (b))	2,026,220	389,871
Deposits relating to aircraft under operating leases (Note (a))	446,323	532,878
Prepaid customs duty and value added tax	4,756	-
Rental and renovation deposits	34,777	31,338
Prepaid staff benefits (c)	62,096	54,898
Other long-term receivables	131,386	90,280
	2,705,558	1,099,265

Notes:

(a)
The fair value of deposits relating to aircraft under operating leases of both the Group is RMB446 million and RMB480 million as at December 31, 2005 and 2006 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5%-4.0% (2005: 4.4%).

(b)
Held-to-maturity financial assets comprise long-term bank deposits which are pledged as collateral under certain finance lease arrangements (Note 26). The deposits have maturities of 1-2 years. The fair value of long-term bank deposits of the Group is RMB 2,114 million and RMB1,249 million as at December 31, 2005 and 2006 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.6% (2005: 2.5% to 6.5%).

	2005	2006
	RMB'000	RMB'000

Held-to-maturity financial assets	2,026,220	1,199,250
Less: Held-to-maturity financial assets - current portion (Note 22)	-	(809,379)
Held-to-maturity financial assets - Long term portion	2,026,220	389,871

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	OTHER LONG-TERM ASSETS (CONTINUED)

(c)
Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortized over six years on the straight-line basis.

21	TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables and notes receivable is as follows:

	December 31,
	2005	2006
	RMB'000	RMB'000
Less than 31 days	1,580,082	1,556,144
31 to 60 days	134,095	147,439
61 to 90 days	122,377	44,602
91 to 180 days	34,097	132,977
181 to 365 days	13,302	102,534
Over 365 days	127,466	112,934
	2,011,419	2,096,630
Less: provision for impairment of receivables	(93,010)	(93,775)
Trade receivables, net	1,918,409	2,002,855

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	REPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2005	2006
	RMB'000	RMB'000
Held-to-maturity financial assets - current portion (Note 20 (b))	-	809,379
Rebate receivable on aircraft acquisitions	102,582	627,641
Prepaid aircraft operating lease rentals	191,211	315,470
Prepayment for acquisition of flight equipments and other assets	179,206	178,577
Custom duties and value added tax recoverable (b)	124,917	87,684
Rental deposits	49,303	86,822
Deposits with banks and a financial institution with original maturity over three months but less than a year (a)	175,332	38,343
Others	174,720	332,076
	997,271	2,475,992

Notes:

(a)
Pursuant to the Caiguanshui [2004] No. 63 issued by the Ministry of Finance on December 29, 2004, PRC airlines (including the Company, China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd.) are subject to reduced custom duties and value added tax on imported flight equipment and overseas repair costs in relation to those aircraft flying on international and regional routes with effect from January 1, 2005. During the period from January 1, 2005 to October 31, 2006, the Group had been continuing to pay duties and value added tax at the standard rates and hence is entitled to a refund for over payment in excess of the reduced rates. From November 1, 2006 onwards, the Group started to pay the custom and duties and value added tax at the reduced rates. The Group’s related refundable amount of the custom duties and value added tax amounted to RMB125 million and RMB88 million as at December 31, 2005 and 2006 respectively.

(b)	As at December 31, 2006, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.7% (2005: 0.7%).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2005	2006
	RMB'000	RMB'000
Renminbi	1,281,206	1,251,901
US Dollars	333,099	435,944
Japanese Yen	76,591	68,950
Euro	37,420	66,454
Pound Sterling	22,979	17,416
Australian Dollars	18,969	7,563
Singapore Dollars	15,943	13,032
Canadian Dollars	14,187	14,525
Others	63,607	111,701
	1,864,001	1,987,486

24	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	December 31,
	2005	2006
	RMB'000	RMB'000
Less than 31 days	1,416,293	1,374,384
31 to 60 days	397,187	577,883
61 to 90 days	195,869	781,666
91 to 180 days	846,775	2,030,629
181 to 365 days	212,025	243,296
Over 365 days	45,749	82,352
	3,113,898	5,090,210

All notes payable totaling RMB1,775 million and RMB3,471 million as at December 31, 2005 and 2006 respectively were unsecured. Discount rates ranged from 2.4% to 3.3% (2005: 2.9% to 3.2%) and all notes are repayable within six months.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2005	2006
	RMB'000	RMB'000
Accrued fuel cost	1,415,797	1,824,714
Duties and levies payable	755,373	1,227,450
Other accrued operating expenses	739,415	1,036,090
Accrued take-off and landing charges	810,226	1,022,127
Accrued aircraft overhaul expenses	745,627	834,075
Deposit received from ticketing agents	353,805	448,176
Accrued salaries, wages and benefits	271,963	343,560
Staff welfare payable	39,433	142,703
Staff housing fund payable (Note 31(a))	136,510	123,277
Current portion of other long-term liabilities (Note 29)	66,029	62,000
Current portion of post-retirement benefit obligations (Note 30(b))	35,825	30,724
Current portion of operating lease payable	52,268	-
Others	573,480	891,455
	5,995,751	7,986,351

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	OBLIGATIONS UNDER FINANCE LEASES

The Group had 36 and 46 aircraft under finance leases as at December 31, 2005 and 2006 respectively. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31, 2005			December 31, 2006
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Within one year	2,885,047	457,010	2,428,037	3,447,738	546,904	2,900,834
In the second year	2,870,162	300,106	2,570,056	2,371,076	430,139	1,940,937
In the third to fifth year inclusive	3,487,110	472,914	3,014,196	3,514,758	912,607	2,602,151
After the fifth year	2,913,057	337,792	2,575,265	5,173,152	667,598	4,505,554
Total	12,155,376	1,567,822	10,587,554	14,506,724	2,557,248	11,949,476
Less: amount repayable within one year	(2,885,047)	(457,010)	(2,428,037)	(3,348,020)	(544,064)	(2,803,956)
Less: amount reclassified to non-current assets held for sale (Note 35)	-	-	-	(99,718)	(2,840)	(96,878)
Long-term portion	9,270,329	1,110,812	8,159,517	11,058,986	2,010,344	9,048,642

The fair value of obligations under finance leases of the Group is RMB10,432 million and RMB11,550 million as at December 31, 2005 and 2006 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 7.0% (2005: 2.5% to 7.0%).

The Group had long-term bank deposits totaling RMB2,026 million and RMB1,199 million pledged as collateral under certain finance lease arrangements as at December 31, 2005 and 2006 respectively (Note 20(b)). In addition, the finance lease obligations are guaranteed by certain international and PRC banks in the PRC.

Certain leases that were entered into during the first quarter of 2006 and initially classified as finance leases, have been reassessed and reclassified as operating leases since the announcement of the unaudited 2006 interim results. The resulting impact increased the Group’s consolidated net assets at June 30, 2006 by RMB113 million and decreased its consolidated loss for the six-month period ended June 30, 2006 by the same amount. The consolidated financial statements as at and for the year ended December 31, 2006 are not affected.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	BORROWINGS

	December 31,
	2005	2006
	RMB'000	RMB'000
Non-current
Long-term bank borrowings
- secured	5,809,678	5,028,836
- unsecured	3,980,438	7,062,577
	9,790,116	12,091,413
Current
Long-term bank borrowings
- secured	1,555,313	773,494
- unsecured	1,313,917	2,067,200
Short-term bank borrowings
- secured	33,000	-
- unsecured	13,677,856	13,175,633
Debentures	1,974,544	-
	18,554,630	16,016,327
Total borrowings	28,344,746	28,107,740

The borrowings are repayable as follows:
Within one year	18,554,630	16,016,327
In the second year	2,663,434	3,053,315
In the third to fifth year inclusive	5,517,473	7,560,389
After the fifth year	1,609,209	1,477,709
	28,344,746	28,107,740

Notes:

(a)
The fair value of long-term borrowings of the Group is RMB12,044 million and RMB15,397 million as at December 31, 2005 and 2006 respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.5% (2005: 4.5%).

The secured bank borrowings of the Group for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB9,074 million and RMB9,044 million as at December 31, 2005 and 2006 respectively (Note 15). Certain secured bank borrowings with an aggregate net book amount of RMB186 million (2005: RMB837 million) were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank borrowings of the Group totaling of RMB1,282 million and RMB695 million were guaranteed by CEA Holding as at December 31, 2005 and 2006 respectively (Note 39).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	BORROWINGS (CONTINUED)

The terms of the long-term bank loans are summarized as follows:

	Interest rate and final maturities	2005	2006
		RMB'000	RMB'000
RMB denominated bank loans:
Loans for	Fixed interest rates ranging
working	from 5.16% to 5.76%
capital	per annum as at December 31,
2006; 1 to 4-year loans with final
	maturity through to 2010.	3,253,500	3,785,000

Loans for the	Fixed interest rates of 5.18% to 6.16%
purchases of	per annum as at December 31,
Aircraft *	2006; 2 to 11-year loans with final
	maturity through to 2017	1,455,000	1,777,500

Loans for	Fixed interest rates of 5.30% to 5.76% per
construction	annum as at December 31,
projects	2006; 1 to 5-year loans with
	final maturities through to 2011	200,000	245,000

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	BORROWINGS (CONTINUED)

	Interest rate and final maturities	2005	2006
		RMB'000	RMB'000
U.S. dollar denominated bank loans:
Loans for the	Fixed interest rates ranging
purchases of	from 5.90% to 6.20% per annum
aircraft	as at December 31, 2006;
2 to 3-year loans with final maturities
	through to 2009	296,120	1,008,982

Loans for the	Floating interest rates ranging from
purchases of	3 months LIBOR+0.25% to 6 months
aircraft	LIBOR+0.75% as at December 31, 2006;
2 to 9-year loans with final maturities
	through to 2015	7,295,480	6,017,637

Loans for the	Floating interest rates of 6
purchase of	months LIBOR +0.6% as at
an aircraft	December 31, 2006; 3 to 5-year
simulator	loans with final maturity in 2011	111,820	147,585

Loans for	Floating interest rates ranging from
working	3 months LIBOR + 0.75% as at
capital *	December 31, 2006; 2 to 3-year
	loans with final maturities through to 2009	-	866,287

Loan for finance	Floating interest rates of 6
leases of	Months LIBOR + 0.75% as at
aircraft	December 31, 2006; 3-year
	loans with final maturity in 2009	47,426	927,942

Loans for	Floating interest rates of 6
construction	Months LIBOR + 0.75% as at
projects	December 31, 2006; 1-year
	loans with final maturity in 2007	-	156,174
Total long-term bank loans		12,659,346	14,932,107

* These loans are secured by the related aircraft.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	BORROWINGS (CONTINUED)

(b)
Short-term borrowings of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at December 31, 2006, the interest rates relating to such borrowings ranged from 4.39% to 6.12% per annum (2005: 2.22% to 5.04% per annum). During the year ended December 31, 2006, the weighted average interest rate on short-term bank loans was 5.60% per annum (2005: 4.62% per annum).

(c)
On August 5, 2005, the Company issued debentures with a face value of RMB1,000,000,000 at an issue price of RMB971,600,000, being 97.16% of the face value, and repayable on August 4, 2006. On August 23, 2005, the Company issued additional debentures with a face value of RMB1,000 million at an issue price of RMB980 million, being 98% of the face value, and repayable on May 22, 2006. During 2006, all debentures were repaid at face value on the respective due dates.

The zero coupon debentures are accounted for in the balance sheets of the Group and the Company as follows:

	2005	2006
	RMB'000	RMB'000
Nominal value	2,000,000	-
Less: Unamortized discount	(25,456)	-
	1,974,544	-

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2005	2006
	RMB'000	RMB'000
Renminbi	13,112,485	11,409,006
US Dollars	15,232,261	16,698,734
Japanese Yen	-	-
	28,344,746	28,107,740

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

	2005	2006
	RMB'000	RMB'000
At January 1	254,009	403,999
Additions through business acquisitions	196,122	-
Additions through the acquisition of a controlling interest in an associate (Note 38(a))	-	23,994
Additional provisions	64,700	150,390
Reversal resulting from change in estimate (Note)	(58,577)	-
Utilization	(52,255)	(67,762)
At December 31	403,999	510,621
Less: current portion	(15,589)	(20,900)
Long-term portion	388,410	489,721

Provision of aircraft overhaul expenses represents the present value of estimated costs of major overhauls for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

Note:

Prior to 2005, overhauls for certain aircraft models under operating leases were performed by overseas service providers. In 2005, the Company identified domestic facilities to carry out overhauls for certain aircraft models at lower cost. Accordingly, the Company changed its estimate for provision for aircraft overhauls relating to those aircraft models.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER LONG-TERM LIABILITIES

	December 31,
	2005	2006
	RMB'000	RMB'000

Long-term payable to the Bureau of 2010 Expo Shanghai (Note 14 (b))	-	278,680
Long-term payable to Aviation China Civil Flight Institute (Note (a))	120,000	90,000
Deferred credit on government grants (Note (b))	70,410	70,410

Deferred credit on sale and leaseback transactions of aircraft	46,673	33,605
Other long-term payable	30,848	27,766
	267,931	500,461
Less: Current portion (Note 25)	(66,029)	(62,000)
Long-term portion	201,902	438,461

Notes:

(a)	The balance is unsecured, bearing interest at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

(b)
Deferred credit on government grants represents government grants received for construction and acquisition of safety and security facilities. As at December 31, 2006, the related facilities have not been constructed or purchased.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. The Group’s pension cost charged to the consolidated income statement amounted to RMB288 million and RMB238 million for the year ended December 31, 2005 and 2006 respectively.

(ii)	Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organized by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. The Group’s medical insurance contributions charged to the income statement amounted to RMB52 million and RMB60 million for the year ended December 31, 2005 and 2006 respectively.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2005	2006
	RMB'000	RMB'000
Present value of unfunded post-retirement
benefit obligations	1,970,292	1,892,926
Unrecognized actuarial loss	(731,590)	(569,242)
Post-retirement benefit obligations	1,238,702	1,323,684
Less: current portion (Note 25)	(35,825)	(30,724)
Long-term portion	1,202,877	1,292,960

Changes in post-retirement benefit obligations are as follows:

	2005	2006
	RMB'000	RMB'000

At January 1	645,732	1,238,702
Additions through business acquisition	519,881	-
Total expenses charged in the income statement	102,459	146,968
Payments	(29,370)	(61,986)
Others	-	-

At December 31	1,238,702	1,323,684

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statement as follows:

	2005	2006
	RMB'000	RMB'000
Current service cost	56,436	63,957
Interest cost	45,200	72,435
Actuarial losses recognized	823	10,576
Total (Note 8)	102,459	146,968

The principal actuarial assumptions at the balance sheet date are as follows:

	2005	2006
Discount rate	3.5%	3.75%
Annual rate of increase of per capita benefit payment	1.5%	1.5%
Employees turnover rate	3.0%	3.0%

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 1% to 15% (2005: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group’s contributions to the housing funds amounted to RMB195 million and RMB228 million for the year ended December 31, 2005 and 2006 respectively which has been charged to the income statement. The staff housing fund payable amounted to RMB137 million and RMB123 million as at December 31, 2005 and 2006 respectively (Note 25). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Company also provides staff housing allowances to eligible employees who joined the Group prior to 1998 according to the Group’s staff housing allowance policy introduced in October 2003 (the “Staff Housing Allowance Policy”).

Under the Staff Housing Allowance Policy, employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum area as set out in the Staff Housing Allowance Policy, are entitled to a cash allowance based on the area of quarter to which they are entitled and the unit price as set out in the Staff Housing Allowance Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. Upon the establishment of the Staff Housing Allowance Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement is paid over a period of 4 to 5 years. As at December 31, 2006, the present obligation of the provision for employee’s staff housing entitlement is RMB439 million (2005: RMB457 million).

For the year ended December 31, 2006, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB31 million (2005: RMB36 million) which has been charged to the income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2005	2006	2005	2006
	RMB'000	RMB'000	RMB'000	RMB'000
At December 31,
Interest rate swaps (Note (a))	71,260	118,689	19,821	36,392
Forward foreign exchange contracts (Note (b))	2,469	8,290	17,808	4,962
Fuel option contracts (Note (c))	50,193	59,822	22,985	97,464
Total	123,922	186,801	60,614	138,818
Less: non-current portion
Interest rate swaps	(70,292)	(73,269)	(2,731)	(14,096)
Forward foreign exchange contracts	(594)	-	(10,380)	-
Fuel option contracts	-	-	(12,659)	-
	(70,886)	(73,269)	(25,770)	(14,096)
Current portion	53,036	113,532	34,844	124,722

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(iii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates. The Group’s interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedges. The notional amount of the outstanding interest rate swap agreements was approximately US$661 million and US$631 million as at December 31, 2005 and 2006 respectively. These agreements will expire between 2007 and 2016. A net gain of RMB79 million and RMB4 million arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognized directly in the hedging reserve for the year ended December 31, 2005 and 2006 respectively (Note 34).

(b)	Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(vi)). These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates. The notional amount of the outstanding currency forward contracts was approximately US$92 million and US$33 million as at December 31, 2005 and 2006 respectively, which will expire between 2006 and 2010. A net loss of RMB82 million and a net gain of RMB6 million arising from changes in the fair value of these foreign currency forwards has been recognized directly in the hedging reserve for the year ended December 31, 2005 and 2006 respectively (Note 34).

(c)	Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at December 31, 2006, the Group had outstanding fuel option contracts to buy approximately 10,690,000 barrels of crude oil at prices which ranged from US$54.75 to US$95 per barrel and to sell approximately 23,310,000 barrels of crude oil at prices which ranged from US$40 to US$115 per barrel, all of which will expire between 2007 and 2009. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognized directly in the income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	SHARE CAPITAL

	December 31
	2005	2006
	RMB'000	RMB'000
Registered, issued and fully paid of RMB1.00 each
Unlisted shares held by CEA Holding and employees	3,000,000	3,000,000
A shares listed on The Shanghai Stock Exchange	300,000	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950
	4,866,950	4,866,950
Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

On December 18, 2006, the Company convened the Relevant Shareholder’s Meeting of A Share Shareholders in which the Company’s share reform plan was approved. Details please refer to Post Balance Sheet Event (Note 45).

34	RESERVES

		Statutory and
	Share	discretionary	Revaluation	Capital	Hedging	Retained
	premium	reserves	Reserve	reserve	reserve	profits	Total
		(Note (a))		(Note (b))	(Note 32)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2005	1,006,455	381,171	490,688	(720,057)	(91,861)	590,778	1,657,174
Unrealized gains on cashflow hedges (Note 32)
- gross	-	-	-	-	181,449	-	181,449
- tax	-	-	-	-	(27,217)	-	(27,217)
Realized gains on cashflow hedges (Note 32)
- gross	-	-	-	-	(20,759)	-	(20,759)
- tax	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	-	-	-	-	-	(97,339)	(97,339)
Loss attributable to equity holders of the company	-	-	-	-	-	(467,307)	(467,307)
Transfer from retained profits to reserves (a)	-	26,671	-	-	-	(26,671)	-
At December 31, 2005	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RESERVES (CONTINUED)

		Statutory and
	Share	discretionary	Revaluation	Capital	Hedging	Retained
	premium	reserves	Reserve	reserve	reserve	profits	Total
		(Note (a))		(Note (b))	(Note 32)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2006	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115
Unrealized gains on cashflow hedges (Note 32)
- gross	-	-	-	-	12,774	-	12,774
- tax	-	-	-	-	(1,916)	-	(1,916)
Realized gains on cashflow hedges (Note 32)
- gross	-	-	-	-	(2,843)	-	(2,843)
- tax	-	-	-	-	426	-	426
Revaluation reserve, net of tax, arising from acquisition of a controlling interest in an associate	-	-	23,816	-	-	-	23,816
Loss attributable to equity holders of the company	-	-	-	-	-	(3,313,425)	(3,313,425)
Transfer from retained profits to reserves (Note (a))	-	20,966	-	-	-	(20,966)	-
At December 31, 2006	1,006,455	428,808	514,504	(720,057)	53,167	(3,334,930)	(2,052,053)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RESERVES (CONTINUED)

Notes:

(a)	Statutory and Discretionary Reserves

	December 31,
	2005	2006
	RMB'000	RMB'000
Statutory common reserve fund	196,746	400,819
Statutory common welfare fund	183,107	-
Discretionary common reserve fund	27,989	27,989
	407,842	428,808

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the PRC regulations and the Group companies’ Articles of Association, each of the companies was required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Group companies’ employees. This fund is non-distributable other than on liquidation. From January 1, 2006 onward, the Group companies are prohibited from providing further appropriations out of their profit for the year to the statutory common welfare fund pursuant to the revised Company Law. The balance of the statutory common welfare fund as at January 1, 2006 was converted into the statutory common reserve fund.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

For the year ended December 31, 2006, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation by the Company to the discretionary common reserve fund has been made for the year ended December 31, 2006 (2005: nil). The transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	RESERVES (CONTINUED)

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring in June 1996.

35	NON-CURRENT ASSETS HELD FOR SALE

On December 27, 2006, the Board of Directors passed a resolution to dispose certain aged aircraft and related flight equipment in the forthcoming 12-months in consideration of the poor market reception and the high maintenance cost of these aircraft. Subsequently, the Company has undertaken an active programme to locate potential buyers; however, no agreement has been reached as of June 25, 2007. These aircraft together with the related flight equipment and spare parts with an aggregate carrying amount of RMB882 million have been classified as non-current assets held for sale as at December 31, 2006. Prior to the reclassification, a valuation deficit of RMB1,035 million for these assets was recognized in the income statement as a result of the asset revaluation (Note 15). The liabilities directly associated with these assets held for sale amounted to RMB443 million as at December 31, 2006, comprising finance lease obligations of RMB97 million with an average interest rate of 6.24% and final maturities through to 2007 and bank loans of RMB346 million with interest rates ranging from 5.79% to 6.32% and final maturities through to 2008. The bank loans are secured by the related aircraft with a net carrying amount of RMB586 million.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	Restated
	2004	2005	2006
	RMB'000	RMB'000	RMB'000
Profit / (loss) before income tax	585,972	(577,432)	(3,615,697)
Adjustments for:
Depreciation of property, plant and equipment	3,076,585	3,911,722	4,566,309
Gains on disposals of property, plant and equipment	(47,819)	(8,073)	(36,207)
Share of results of associates	50,524	9,030	(103,566)
Share of results of jointly controlled entities	(45,268)	4,300	(29,595)
Amortization of lease prepayments	18,414	25,219	30,869
Amortization of goodwill and negative Goodwill	2,202	-	-
Net foreign exchange loss / (gains)	32,207	(414,640)	(888,402)
Gains on disposals of financial assets held for trading	(5,235)	-	-
Amortization of deferred revenue	-	-	(13,068)
Fair value gains on financial assets at fair value through profit or loss	(8,839)	(30,877)	(17,784)
Consumption of flight equipment spare parts	139,711	239,134	326,248
Allowance / (reversal of allowance) for obsolescence of flight equipment spare parts	73,406	(13,930)	31,734
Provision for impairment of trade and other receivables	24,250	25,325	98,156
Provision for post-retirement benefits	51,704	102,459	146,968
Provision for staff housing allowance	29,253	36,231	30,656
Provision for aircraft overhaul expenses	75,897	64,700	150,390
Revaluation deficit	-	-	1,035,343
Interest income	(129,020)	(128,700)	(120,161)
Interest expenses	868,339	1,100,357	1,821,870
Operating profit before working capital changes	4,792,283	4,344,825	3,414,063

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (Continued)

	Year ended December 31,
	2004	2005	2006
	RMB'000	RMB'000	RMB'000
Changes in working capital
Flight equipment spare parts	(110,725)	(294,969)	(583,027)
Trade receivables	(136,995)	(112,027)	14,273
Amount due from related companies	(122,253)	(83,459)	(147,007)
Prepayments, deposits and other receivables	(361,345)	(306,283)	(538,347)
Sales in advance of carriage	(206,496)	101,490	68,510
Trade payables and notes payables	509,638	821,222	(182,383)
Amount due to related companies	138,968	156,062	125,327
Other payables and accrued expenses	(120,900)	(1,030,806)	1,515,138
Other long-term liabilities	8,344	(67,764)	23,627
Provision for aircraft overhaul expenses	(91,321)	(110,832)	(67,762)
Post-retirement benefit obligations	(27,093)	(29,370)	(61,986)
Staff housing allowances	(29,253)	(18,306)	(35,361)
Operating lease deposits	-	-	(86,555)
	(549,431)	(975,042)	44,447
Cash generated from operations	4,242,852	3,369,783	3,458,510

(b)	Non-cash transactions

	Year ended December 31,
	2004	2005	2006
	RMB'000	RMB'000	RMB'000
Investing activities not affecting cash
Sale and leaseback of aircraft	-	-	7,940,164
Injection of land use right from minority shareholder of a subsidiary	-	63,063	-
Capital contribution to a jointly controlled entity in form of property, plant and equipment	-	51,872	-
Utilization of rebates from aircraft acquisition for purchases of flight equipment spare parts	98,921	-	-
Financing activities not affecting cash
Finance lease obligations incurred for acquisition of aircraft	3,525,570	991,640	2,350,978

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2005	2006
	RMB'000	RMB'000
Authorized and contracted for:
- Aircraft, engines and flight equipment	47,259,446	61,763,771
- Other property, plant and equipment	96,827	567,582
- Acquisition of a subsidiary	390,000	-
	47,746,273	62,331,353
Authorized but not contracted for:
- Aircraft, engines and flight equipment	723,000	723,000
- Others property, plant and equipment	13,424,055	7,772,639
	14,147,055	8,495,639
	61,893,328	70,826,992

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

2006
RMB'000
2007	14,894,068
2008	18,844,893
2009	15,591,463
2010	12,433,347
2011	-
61,763,771

(b)	Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2005	2006
	RMB'000	RMB'000
Aircraft, engines and flight equipment
Within one year	1,633,301	2,984,137
In the second year	1,550,209	2,961,023
In the third to fifth year inclusive	4,075,691	6,524,538
After the fifth year	2,015,670	12,737,377
	9,274,871	25,207,075
Land and buildings
Within one year	68,739	153,487
In the second year	60,330	42,362
In the third to fifth year inclusive	44,951	71,587
After the fifth year	2,846	54,535
	176,866	321,971
	9,451,737	25,529,046

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	BUSINESS ACQUISITIONS

(a)	Acquisition of CEA Wuhan

CEA Wuhan was an associate of the Company in which the Company had 40% equity interests.

On December 8, 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission (“Wuhan SASAC”) and Shanghai Junyao Aviation Investment Company Limited (“Shanghai Junyao”) to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278 million, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140 million respectively, totaling RMB418 million. The acquisition was completed in January 2006. Proforma financial information to reflect the acquisition as if it had occurred on January 1, 2006 is not presented as the impact would not have been material to the consolidated financial statements.

Details of net assets acquired and related goodwill are as follows:

2006
RMB'000
Purchase consideration:
- Cash	418,000
- Direct costs relating to the acquisition	-
Total purchase consideration	418,000
Fair value of net assets acquired - shown as below	(160,229)
Goodwill (Note 14)	257,771

The goodwill is attributable to an increase in the Company’s competitiveness as a result of its increased size and the extension of its business scope geographically to the central regions of the PRC.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	BUSINESS ACQUISITIONS (CONTINUED)

(a)	Acquisition of CEA Wuhan (Continued)

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
	RMB'000	RMB'000
Property, plant and equipment	677,465	588,599
Lease prepayments	75,302	75,302
Other long-term and current assets	189,456	189,456
Trade receivables	256,808	104,808
Cash and cash equivalents	19,266	19,266
Other long-term and current liabilities	(868,797)	(868,797)
Provision for aircraft overhaul expenses	(23,994)	(23,994)
Deferred tax liabilities	(29,326)	-
Minority interests in CEA Wuhan’s subsidiaries	(10,056)	(10,056)

Net assets	286,124	74,584
Share acquired	56%
Net assets acquired	160,229
Purchase consideration	418,000
Goodwill	257,771

Cash outflow on business acquisition:
Purchase consideration settled in cash	418,000
Less: Cash and cash equivalents acquired	(19,266)
Purchase consideration paid in prior year	(28,000)

Cash outflow on business acquisition	370,734

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	BUSINESS ACQUISITIONS (CONTINUED)

(b)	Acquisition of China Eastern Airlines Development (HK) Co., Ltd. (“CEA Development (HK)”)

In March 2006, the Company acquired additional 40% equity interests in CEA Development (HK), a former associate of the Company in which the Company had 40% interests, for HK$4 million. After the acquisition of the additional interests, the Company’s shares in CEA Development (HK) has increased from 40% to 80%, CEA Development (HK) become a subsidiary of the Company.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
	RMB'000	RMB'000
Property, plant and equipment	45,292	45,292
Cash and cash equivalents	8,341	8,341
Other long-term and current liabilities	(38,363)	(38,363)

Net assets	15,270	15,270
Share acquired	40%
Net assets acquired	6,108
Purchase consideration	(4,136)
Negative goodwill	1,972

Cash inflow on business acquisition
Purchase consideration settled in cash	4,136
Less: Cash and cash equivalents acquired	(8,341)
Cash inflow on business acquisition	(4,205)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company’s shares as at December 31, 2006. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the “SOEs”).

(a)	Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

The other related party transactions are:

		Income/
		(expenses or payments)
Nature of transaction	Related party	2005	2006
With CEA Holding or companies directly		RMB'000	RMB'000
or indirectly held by CEA Holding:

Interest income on deposits at an average	EAGF**	5,341	8,036
rate of 0.72% per annum
(2005: 0.72% per annum)

Interest expense on loans at rate of 5.01%	EAGF**	(14,855)	(23,393)
per annum (2005: 4.50% per annum)

Commission expense on air tickets sold on to	SDATC**	(7,402)	(6,085)
behalf of the Group, at rates ranging fro 3%	Shanghai Tourism (HK)	(21,815)	(1,491)
9% of the value of tickets sold	Co., Ltd

Handling charges of 0.1% to 2% for	EAIEC**	(40,590)	(40,971)
purchase of aircraft, flight equipment,
flight equipment spare parts,
other property, plant and equipment

Repairs and maintenance expense	Wheels & Brakes	(63,972)	(60,066)
for aircraft and engines	STA	(104,853)	(126,114)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (Continued)

		Income/
		(expenses or payments)
Nature of transaction	Related party	2005	2006
		RMB'000	RMB'000
Supply of food and beverages	Shanghai Eastern	(184,306)	(213,360)
	Air Catering Co., Ltd
	Qingdao Eastern Air Catering	(15,055)	(16,082)
	Investment Co.,Ltd.
	Xian Eastern Air Catering	(15,079)	(22,821)
	Investment Co.,Ltd.
	Yunnan Eastern Air Catering	(17,451)	(31,977)
	Investment Co.,Ltd.

Advertising expense	CAASC	(8,612)	(11,583)

Purchase of aviation equipment	Shanghai Eastern Aviation	(8,987)	(11,303)
	Equipment Manufacturing
	Corporation

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (Continued)

		Income/
		(expenses or payments)
Nature of transaction	Related party	2005	2006
		RMB'000	RMB'000

With CAAC and its affiliates:
Civil aviation infrastructure levies	CAAC	466,191	696,428
paid to CAAC

Aircraft insurance premium paid	CAAC	201,653	168,972
through CAAC who entered
into the insurance policy on
behalf of the Group

With other SOE:

Take-off and landing fees charges	State-controlled airports	2,461,858	3,876,737

Purchase of aircraft fuel	State-controlled fuel suppliers	4,571,155	10,242,349

Ticket reservation service charges for	Travel Sky Technology limited
utilization of computer reservation system		(124,677)	(209,572)

Interest income on deposits at an average	State-controlled banks	30,948	18,701
rates of 0.72% per annum
(2005: 0.72% per annum)

Interest expense on loans	State-controlled banks	790,478	1,227,278
at an average rate of
5.53% per annum
(2005: 4.54% per annum)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (Continued)

		Income/
		(expenses or payments)
Nature of transaction	Related party	2005	2006
		RMB'000	RMB'000
Commission expense on air tickets	other PRC airlines	153,528	89,977
sold on behalf of the Group at
rates ranging from 3% to 9% of
the value of tickets sold

Supply of food and beverages	other state-control enterprises	368,120	469,255

(b) Balances with related companies

(i) Amounts due from related companies

Company	2005	2006
	RMB'000	RMB'000

CEA Holding	57,773	298,287

SDATC **	43,223	30,908

Shanghai Tourism (HK) Co., Ltd	23,177	5,091

CEA Development (HK)	66,457	-

CEA Wuhan ***	3,541	-

EAIEC **	4,956	5,090

Other related companies	6,585	13,343

Total	205,712	352,719

Except for the amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Balances with related companies(Continued)

(ii) Amounts due to related companies

Company	2005	2006
	RMB'000	RMB'000

EAIEC **	(371,123)	(270,514)

CEA Holding	(94,216)	(40,338)

Shanghai Eastern Airlines Catering Investment Co., Ltd	-	(7,261)

Yunnan Eastern Air Catering Investment Co., Ltd	-	(11,036)

CAASC	(2,285)	(101)

Other related companies	(108,406)	(19,227)

Total	(576,030)	(348,477)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with an associate

	Average interest rate
	2005	2006	2005	2006
			RMB'000	RMB'000
Short-term deposits (included in Prepayments, Deposits and other Receivables)
"EAGF"	0.7%	0.7%	475,078	755,665

Short-term loans (included in Borrowings)
"EAGF"*	4.5%	5.1%	213,702	788,991

(iii)	State-controlled banks and other financial institutions

	Average interest rate
	2005	2006	2005	2006
			RMB'000	RMB'000
Bank deposits
(included in cash and cash equivalents)	0.7%	0.7%	1,196,963	759,110
Long-term bank borrowings	3.2%	5.5%	10,438,483	12,825,763

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Guarantees by holding company

As at December 31, 2006, bank loans of the Group and the Company with an aggregate amount of RMB695 million and 100 million respectively (2005: RMB1,282 million and 200 million) were guaranteed by CEA Holding (Note 27).

(d)	Key management compensation

	2005	2006
	RMB'000	RMB'000
Salaries, bonus, allowances and benefits	1,825	1,365

*
The Group acquired the aviation business of China Eastern Air Northwest Company (“CEA Northwest”) and China Eastern Air Yunnan Company (“CEA Yunnan”) and an additional equity interest of 56% in CEA Wuhan with effect from June 2005 and January 2006 respectively. Transactions with CEA Northwest and CEA Yunnan up to June 30, 2005 and with CEA Wuhan up to December 31, 2005 are regarded as related party transactions.

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

Differences between IFRS and U.S. GAAP which have significant effects on the consolidated profit/(loss) attributable to equity holders and consolidated net assets of the Group are summarized as follows:

		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000
Consolidated profit/(loss) attributable to the Company’s equity holders
As stated under IFRS		456,371	(438,728)	(3,452,765)
Less: Minority interests	(h)	(135,680)	(28,579)	139,340
		320,691	(467,307)	(3,313,425)
U.S. GAAP adjustments:
Net (loss)/income after tax effect attributable to CEA Northwest and CEA Yunnan	(a)	24,424	(575,326)	-
Reversal of net revaluation surplus, net of depreciation charges	(b)	57,568	73,803	53,772
Profit/(loss) on disposals of aircraft and related assets	(b)	7,099	861	156,589
Rescission of related party lease arrangements	(c)	(133,029)	-	-
Reversal of the impact of the new overhaul accounting policy adopted in 2005	(d)	227,510	(471,756)	-
Recognition of additional write-down in relation to assets held for sale	(e)	-	-	(434,561)
Reversal of gain on sale and leaseback of aircraft recognized under IFRS	(f)	-	-	(126,470)
Others	(i)	(1,518)	(3,720)	26,997
Deferred tax effect on the U.S. GAAP adjustments	(j)	(43,598)	60,122	(23,872)
As stated under U.S. GAAP		459,147	(1,383,323)	(3,660,970)
Basic and fully diluted earning/(loss) per share under U.S. GAAP		RMB 0.094	(RMB 0.284)	(RMB 0.741)
Basic and fully diluted earning/(loss) per American Depository Share (“ADS”) under U.S. GAAP		RMB 9.43	(RMB 28.42)	(RMB 74.12)

		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000
Consolidated net assets
As stated under IFRS		7,302,086	6,918,542	3,476,643
Less: Minority interests	(h)	(820,835)	(822,477)	(661,746)
		6,481,251	6,096,065	2,814,897
U.S. GAAP adjustments:
Impact on equity before tax effect attributable to CEA Northwest and CEA Yunnan	(a)	(1,426,741)	413,841	413,841
Reversal of net revaluation surplus net of depreciation charges and profit/(loss) on disposals of aircraft and related assets	(b)	(480,010)	(405,346)	(194,985)
Reversal of impact of the new overhaul accounting policy adopted in 2005	(d)	471,756	-	-
Recognition of additional write-down in relation to assets held for sale	(e)	-	-	(434,561)
Reversal of gain on sale and leaseback of aircraft recognized under IFRS	(f)	-	-	(126,470)
Recognition of the funded status of post-retirement benefits obligations under U.S. GAAP	(g)	-	-	(548,428)
Others	(i)	34,453	(12,140)	(12,365)
Deferred tax effect on the U.S. GAAP adjustments	(j)	(52,993)	7,129	(16,232)
As stated under U.S. GAAP		5,027,716	6,099,549	1,895,697

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(a)	CEA Northwest and CEA Yunnan Acquisitions

The Group acquired certain assets and liabilities of the aviation businesses of CEA Northwest and CEA Yunnan effective June 30, 2005. Under IFRS, purchase accounting was applied to these business combinations such that the businesses were consolidated by the Group beginning June 30, 2005.

Under U.S. GAAP, these transactions were considered to be combinations of businesses under common control to be accounted for in a manner similar to “pooling-of-interests”. Consequently, the acquired assets and liabilities of CEA Northwest and CEA Yunnan and their results of operations and cash flows have been included in the condensed consolidated financial statements of the Group at their U.S. GAAP carrying values for all years presented.

The condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP to reflect the effect of the acquisitions of the aviation businesses of CEA Northwest and CEA Yunnan under common control for the relevant periods are set forth in Note 41 to the financial statements.

(b)	Revaluation of property, plant and equipment

Under IFRS, the Group’s property, plant and equipment are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. The excess depreciation charge arising from the revaluation surplus was approximately RMB57,568,000, RMB73,803,000 and RMB53,772,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The additional gains arising from the revaluation surplus on disposals of revalued property, plant and equipment were approximately gains of RMB7,099,000, RMB861,000 and RMB156,589,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Under U.S. GAAP, property, plant and equipment are stated at cost less accumulated depreciation and impairment charges, if any. Accordingly, the revaluation surplus, the related differences in depreciation charges and gains or losses on disposals on aircraft and the related assets are reversed.

(c)	Rescission of related party lease arrangements

The Company entered into certain lease arrangements with CEA Northwest and its subsidiary to lease three A310 aircraft and three Bae146 aircraft in 2004. These arrangements were subsequently terminated and retroactively rescinded. The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest in the amount of RMB133 million (the “Settlement Amount”) to the Group, representing the operating losses incurred on the operation of the CEA Northwest leased aircraft during 2004, through the reduction of the Group’s inter-company payable accounts with CEA Northwest.

Under IFRS, the Settlement Amount was recognized as non-operating income for the year ended December 31, 2004 because it was in effect an extinguishment of a financial liability through a reduction of the Group’s inter-company payable accounts with CEA Northwest.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(c)	Rescission of related party lease arrangement (Continued)

Under U.S. GAAP, the Settlement Amount, through the reduction of the Group’s inter-company payable account with CEA Northwest, a wholly owned subsidiary of CEA Holding, was deemed as costs incurred by the principal shareholder on behalf of the Company to be recognized as a capital contribution in accordance with Staff Accounting Bulletin Topic 5-T (“SAB Topic 5-T”). Any costs incurred by the principal shareholder on behalf of its subsidiary are required to be reflected in the subsidiary’s financial statements as an expense with a corresponding capital contribution unless the principal shareholders actions are completely unrelated to its position as a shareholder under SAB Topic 5-T.

(d)	Retroactive application of the new overhaul accounting policy adopted in 2005

Prior to the adoption of the revised IAS 16, Property, Plant and Equipment, the Group expensed overhaul costs on owned and finance leased aircraft as incurred. Upon the adoption of the revised IAS 16 effective January 1, 2005, the Group capitalized overhaul costs as a separate component of the property, plant and equipment carrying value to be depreciated over the estimated period between overhauls on a straight line basis. Upon the completion of an overhaul, any remaining balance of the previous overhaul will be derecognized and charged to the consolidated income statement. The adoption of the revised IAS 16 was applied retrospectively to all years presented.

Under U.S. GAAP, the capitalization of overhaul costs incurred as a separate component of property, plant and equipment is an acceptable alternative. Therefore, the Group also changed its accounting policy on overhaul costs for owned and finance leased aircraft in the U.S. GAAP condensed consolidated financial statements. Under U.S. GAAP, the effect of a change in accounting policy is recognized in the period of the change by including the cumulative effect of the change as a result of the new accounting policy.

(e)	Write-down in relation to assets held for sale

As disclosed in Note 35 to the financial statements, certain aged aircraft and related flight equipment have been classified as assets held for sale as of December 31, 2006 under IFRS. These assets also met the recognition criteria of assets held for sale as of December 31, 2006 under U.S. GAAP. The additional write-down under U.S. GAAP to recognize the assets held for sale at net realizable value related to difference in carrying value of assets between IFRS and U.S. GAAP, primarily for aircraft and related flight equipment acquired as part of the CEA Northwest acquisition in June 2005 as disclosed in (a) above.

(f)	Gain on sales and leaseback aircraft

During 2006, the Company entered into sale and leaseback transactions for certain newly acquired aircraft. All of the leasebacks are classified as operating leases under IFRS, as disclosed in Note 15(c) to the financial statements. Under U.S. GAAP, two leasebacks are recognized as capital leases because of the U.S. GAAP requirement to use the lower of the incremental borrowing rate and the implicit rate in determining the present value of the minimum lease payments.

Under IFRS, the related gains/(losses) arising from the sale and operating leaseback transactions were recognized immediately in the consolidated income statement as all leasebacks were classified as operating leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(f)	Gain on sales and leaseback aircraft (Continued)

Under U.S. GAAP, the related gains arising from all of the sale and leaseback transactions of approximately RMB126,470,000 have been deferred and will be amortized over the respective lease periods.

(g)	Recognition of the funded status of post-retirement benefits obligations

Under IFRS, the expected cost of providing post-retirement benefits is actuarially determined and recognized by using the projected unit credit method in accordance with IAS 19, Employee Benefits (Note 30(b)). In recognizing the Company’s defined benefit obligation of its unfunded post-retirement benefit plan, any unrecognized actuarial losses are deducted from the present value of the post-retirement defined benefit obligation and such actuarial losses are recognized under the corridor approach.

Under U.S. GAAP, the Company is required to recognize the funded status of its post-retirement defined benefit plan upon its adoption of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of FASB Statements No 87, 88, 106 and 132(R) for the year ended December 31, 2006. Consequently, the Company recorded an additional RMB569,242,000 relating to the unrecognized actuarial loss as of December 31, 2006 as post-retirement defined benefit obligations. This increase in obligations is offset by an increase in deferred tax assets as well as the adjustment to accumulated other comprehensive income, net of taxes. This increase in deferred tax assets is fully provided for as of December 31, 2006 as management believes it is more likely than not that the Group will not realized the benefits of this deductible difference. Similar to IFRS, the Company will continue to apply the corridor approach in recognition of actuarial loss in profit and loss.

(h)	Minority interest

Under IFRS, minority interest is classified in the equity section of the consolidated balance sheets and included in the consolidated statements of changes in owners’ equity. Profit/(loss) attributable to the minority interest is presented as a component of the Group’s total profit/(loss) for the year. U.S. GAAP does not classify minority interest in the equity section of the consolidated balance sheets, and consequently does not include minority interest in the consolidated statement of changes in owners’ equity. Under U.S. GAAP, profit/(loss) attributable to minority interest is presented as a separate item before net income/(loss).

(i)	Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS. Primarily, under U.S. GAAP: i) recognition of gains on the sale and leaseback of engines is also deferred and amortized; ii) transitional obligations for post-retirement benefits are amortized over the average remaining service period of active plan participants; iii) amortization of goodwill ceased on December 31, 2003 upon adoption of SFAS 141, Business Combinations; iv) negative goodwill first reduces non-current assets to zero prior to the recognition of any excess as an extraordinary gain; v) net assets are only stepped up to fair value in proportion to the newly acquired interests; and vi) foreign currency contracts are no longer designated for hedge accounting.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(j)	Deferred tax effect

These represent the corresponding deferred tax effects that resulted from the adjustments stated in (b) to (g) and (i) above.

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Under U.S. GAAP, a valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or, all of, the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%. In determining whether a valuation allowance is necessary, a company may not generally consider future anticipated income in measuring the valuation allowance if that company has a history of losses.

(k)	New accounting pronouncements

In June 2006, EITF issued No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006. The Group presents revenue net of business taxes of RMB748,380,000, RMB770,619,000 and RMB976,792,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Group is currently evaluating the impact of the adoption of FIN 48 on its financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP (CONTINUED)

(l)	New accounting pronouncements (Continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“FAS157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Group is currently evaluating the impact of the adoption of FAS 157 on its financial statements

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No 87, 88, 106 and 132(R),” which requires companies to record a net liability or asset to report the funded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets starting with balance sheets as of December 31, 2006 if they are a calendar year company and measure the fair value of plan assets and benefit obligations as of their balance sheet date effective for years ending after December 15, 2008. The Group adopted FAS 158 on January 1, 2006 as disclosed in (g) above. The Group measures its plan obligations as of year end balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP

The condensed consolidated financial statements prepared in accordance U.S. GAAP for all years presented have been retroactively restated as if CEA Northwest and CEA Yunnan had always been part of the Group.

Condensed consolidated income statements

		2004	2005	2006
	Note	RMB’000	RMB’000	RMB’000

Revenues	(a)	28,208,342	30,894,678	37,488,875
Other operating income	(b)	275,185	245,279	424,265
		28,483,527	31,139,957	37,913,140
Operating expenses
Commissions		(809,972)	(990,745)	(1,316,620)
Aircraft fuel		(7,079,632)	(9,934,425)	(13,608,793)
Take-off and landing charges		(3,964,703)	(4,201,851)	(4,989,382)
Ground service and other charges		(99,296)	(115,516)	(162,104)
Civil aviation and infrastructure levies		(358,667)	(538,320)	(696,428)
Food and beverages		(934,795)	(1,081,023)	(1,188,016)
Wages, salaries and benefits		(2,750,242)	(2,833,663)	(3,486,804)
Aircraft maintenance		(2,413,910)	(1,236,093)	(2,647,340)
Aircraft depreciation and operating leases		(4,296,767)	(7,249,590)	(6,851,167)
Other depreciation, amortization and operating leases		(609,519)	(674,559)	(753,339)
Ticket reservation fee		(290,994)	(325,924)	(418,367)
Insurance		(216,850)	(172,554)	(161,469)
Office, administrative and other expenses		(2,718,489)	(2,768,930)	(4,897,416)
Total operating expenses		(26,543,836)	(32,123,193)	(41,177,245)
Operating profit/(loss)		1,939,691	(983,236)	(3,264,105)
Interest income		166,340	114,441	120,161
Finance costs, net		(1,279,106)	(808,554)	(907,898)
Share of results of associates		(49,007)	(9,030)	103,566
Share of results of jointly controlled entities		45,268	(4,300)	29,595
(Loss)/profit before income taxes and minority interest		823,186	(1,690,679)	(3,918,681)
Income tax (expense)/benefit	(c)	(205,965)	344,220	139,060
(Loss)/profit after taxation before minority interest		617,221	(1,346,459)	(3,779,621)
Minority interests		(158,074)	(36,864)	118,651
(Loss)/profit attributable to shareholders		459,147	(1,383,323)	(3,660,970)
Dividend payable to equity holders of the Company attributable to the year		97,339	-	-
Earning/(loss) per share
— basic and diluted		0.09	(0.28)	(0.74)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

Condensed consolidated balance sheets

		2005	2006
	Note	RMB’000	RMB’000
ASSETS
Current assets
Cash and cash equivalents		1,864,001	1,987,486
Trade receivables		1,918,409	2,002,855
Amounts due from related companies	(e)	205,712	352,719
Flight equipment spare parts		1,034,641	1,254,361
Prepayments, deposits and other receivables		997,271	2,475,992
Assets held for sale		-	882,426
Derivative assets		53,036	113,532
Total current assets		6,073,070	9,069,371

Non-current assets
Property, plant and equipment	(d)	38,748,304	41,336,187
Construction in progress		240,884	245,809
Lease prepayments		972,771	1,054,362
Investments in associates		629,746	623,390
Investments in jointly controlled entities		100,520	115,540
Available-for-sale financial assets		40,802	47,554
Advance payments on acquisition of aircraft		9,072,673	7,668,708
Other long-term assets		2,705,558	1,099,265
Deferred tax assets		12,324	106,626
Intangible assets		63,532	649,243
Derivative assets		70,886	73,269
Total assets		58,731,070	62,089,324

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Trade payables and notes payables		3,113,898	5,090,210
Sales in advance of carriage		823,149	891,659
Amounts due to related companies	(e)	576,030	348,477
Provision for aircraft overhaul expenses, current portion		15,589	20,900
Other payables and accrued expenses		5,960,848	7,949,036
Tax payable		47,259	80,483
Obligations under finance leases, current portion		2,428,037	2,881,180
Borrowings, current portion		18,554,630	16,016,327
Liabilities held for sale		-	442,935
Derivative liabilities		34,844	124,722
Total current liabilities		31,554,284	33,845,929

Non-current liabilities
Obligation under finance leases		8,159,517	10,253,848
Provision for aircraft overhaul expenses		388,410	492,134
Post-retirement benefit obligations		1,103,492	1,773,525
Long-term portion of staff housing allowance		444,196	439,491
Borrowings		9,790,116	12,091,413
Other long term liabilities		201,902	577,408
Deferred tax liabilities		130,984	68,459
Derivative liabilities		25,770	14,096
Total liabilities		51,798,671	59,556,303

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

Condensed consolidated balance sheets (Continued)

		2005	2006
	Note	RMB’000	RMB’000
Commitment and contingencies
Minority interests		832,850	637,324

Share capital		4,866,950	4,866,950
Reserves		1,232,599	(2,971,253)
Owners’ equity		6,099,549	1,895,697
Total liabilities and owners’ equity		58,731,070	62,089,324

Condensed cashflow statements

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Net cash inflow (outflow) from
Operating activities	5,371,326	1,008,155	1,381,825
Investing activities	(2,659,099)	(10,369,094)	(1,679,178)
Financing activities	(2,216,175)	8,186,002	420,838

Increase (decrease) in cash and cash equivalents	496,052	(1,174,937)	123,485
Cash and cash equivalents at beginning of year	2,542,886	3,038,938	1,864,001
Cash and cash equivalents at end of year	3,038,938	1,864,001	1,987,486

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

Condensed consolidated statements of changes in equity

Total
RMB’000
Balance at January 1, 2004	4,542,988
Cash flow hedges, net of tax	(13,982)
Rescission of related party lease arrangement	133,029
Contribution from owner	(93,466)
Profit for the year	459,147
Balance at December 31, 2004	5,027,716

Balance at January 1, 2005	5,027,716
Net liabilities assumed by CEA Holding (Note (i))	2,379,048
Recognition of deferred tax asset (Note (ii))	36,860
Cash flow hedges, net of tax	136,587
Dividend relating to 2004	(97,339)
Loss for the year	(1,383,323)
Balance at December 31, 2005	6,099,549

Balance at January 1, 2006	6,099,549
Cash flow hedges, net of tax	5,546
Recognition of the funded status of post-retirement benefits
obligations after tax under U.S. GAAP	(548,428)
Loss for the year	(3,660,970)
Balance at December 31, 2006	1,895,697

Notes:

(i)
In connection with the CEA Northwest and the CEA Yunnan acquisitions effective June 30, 2005, certain assets and liabilities of CEA Northwest and CEA Yunnan not acquired by the Group were transferred to CEA Holding. Also, as a result of the CEA Northwest and the CEA Yunnan acquisitions, the tax losses attributable to the aviation operations of CEA Northwest and CEA Yunnan are no longer available for utilization against future taxable income of such operations. Accordingly, the net assets not acquired and the deferred tax assets arising from such tax losses and related valuation allowance was eliminated as a reduction against equity.

(ii)
In connection with the CEA Northwest and the CEA Yunnan acquisitions, the property, plant and equipment of CEA Northwest and CEA Yunnan were revalued as of December 31, 2004 according to the relevant PRC rules and regulations. The revalued amount serve as the tax basis for future years. Such revaluations are not recorded under U.S. GAAP. However, a deferred tax asset is recognized for the tax deductibility of the resulting net revaluation surplus with a corresponding credit to equity under U.S. GAAP.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

The following key financial statement disclosures are presented on a U.S. GAAP basis.

(a)	Revenues

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Revenues
Traffic revenues
— Passenger	22,692,368	24,780,599	31,229,591
— Cargo and mail	4,879,136	5,246,779	5,776,671

Total traffic revenues	27,571,504	30,027,378	37,006,262
Commission income	123,281	126,194	125,576
Ground service income	717,573	831,143	781,130
Cargo handling income	227,806	298,488	289,530
Rental income from operating subleases of aircraft	204,721	183,260	-
Others	111,837	201,345	263,169
	28,956,722	31,667,808	38,465,667
Less: Business tax	(748,380)	(773,130)	(976,792)
	28,208,342	30,894,678	37,488,875
(b)	Other operating income

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Other operating income
Government subsidies	73,506	193,069	462,370
Insurance compensation on crash of aircraft	190,181	-	-
Net fair value (losses)/gains on financial instruments	11,498	52,210	(38,105)
	275,185	245,279	424,265

(c)	Income tax

The aviation business of CEA Northwest and CEA Yunnan were subject to PRC income tax at 33% during 2004 and up to June 30, 2005. Subsequent to the acquisitions of the aviation businesses of CEA Northwest and CEA Yunnan by the Group on June 30, 2005, the aviation businesses of CEA Northwest and CEA Yunnan became divisions of the Group and are subject to PRC income tax at the rate of 15%.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

Income tax benefit/(expense) consisted of:

(c)	Income tax (Continued)

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
PRC income tax:
Company and subsidiaries	(244,406)	81,734	(48,072)
Deferred tax
— Current year	38,441	137,529	187,132
— Adjustment for change in applicable tax rate for airline operations of CEA Northwest and CEA Yunnan	-	124,957	-
	(205,965)	344,220	139,060

	Year ended December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Profit (loss) before taxation	790,015	(1,690,679)	(3,918,681)
Adjusted:
Share of results of associates and jointly controlled entities	3,739	13,330	(133,161)
	793,754	(1,677,349)	(4,051,842)

Tax calculated at enacted tax rate of 15%	(119,063)	251,602	607,776
Effect attributable to airline operations of CEA Northwest and CEA Yunnan	(32,012)	17,259	-
Effect of change in the income tax rate applicable to the aviation operations of CEA Northwest and CEA Yunnan	-	124,957	-
Effect attributable to subsidiaries charged at tax rate of 33%	(17,578)	18,334	26,736
Effect attributable to subsidiaries with income tax exemption	-	33,852	-
Income not subject to taxation	245	4,462	-
Expenses not deductible for tax purposes	(41,891)	(109,329)	(13,852)
Gain arising from intra-group property, plant and equipment disposal subject to taxation	-	-	(46,578)
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	-	81,807	-
Valuation allowance for tax losses of the Company	-	(86,074)	(327,739)
Utilization of previously recognized tax losses	6,395	-	(59,676)
Valuation allowance for other temporary differences	-	-	(47,607)
Others	(2,061)	7,350	-
Tax benefit/(charge)	(205,965)	344,220	139,060

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(c)	Income tax (Continued)

The net deferred tax assets (liabilities) as of December 31, 2005 and 2006 were made up of the following taxation effects:

	December 31,
	2005	2006
	RMB’000	RMB’000
Deferred tax assets:
Tax losses carried forward	451,659	972,778
Provision for obsolete flight equipment spare parts	33,192	60,216
Provision for receivables	12,474	57,467
Provision for post-retirement benefits	185,102	299,338
Other accrued expenses and provisions	48,412	113,549
	730,839	1,503,348
Less: valuation allowance	(338,194)	(925,525)
	392,645	577,823
Deferred tax liabilities:
Depreciation and amortization	(511,305)	(539,656)
	(511,305)	(539,656)
Net deferred tax liabilities	(118,660)	38,167
Representing:
Net deferred tax assets — current portion	-	-
Net deferred tax assets — non-current portion	12,324	106,626
Net deferred tax liabilities — current portion	-	-
Net deferred tax liabilities — non-current portion	(130,984)	(68,459)
	(118,660)	38,167

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As of December 31, 2005 and 2006 the Group had tax losses carried forward of approximately RMB 3.0 billion and RMB4.5 billion, respectively, which will expire between 2007 and 2011.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences become deductible and tax losses utilized. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable profits in making this assessment. Based upon the projections for future taxable profits over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will not realize the benefits of these deductible differences and tax losses.

During the years ended December 31, 2005 and 2006, the valuation allowance increased by RMB86,074,000 and RMB587,331,000, respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(d)	Property, plant and equipment

	December 31,
	2005	2006
	RMB’000	RMB’000
Aircraft and flight equipment
— owned	42,748,323	41,527,954
— held under finance leases	22,884,972	26,573,420
Buildings	2,445,683	2,759,840
Other property, plant and equipment	3,370,492	3,899,874
	71,449,470	74,761,087
Less: Accumulated depreciation and amortization	(32,701,166)	(33,424,900)
	38,748,304	41,336,187

Capital leases

The Group is obligated under finance leases covering certain aircraft that expire at various dates during the next 12 years. At December 31, 2005 and 2006, the gross amount of aircraft and related accumulated amortization recorded under capital leases were as follows:

	December 31,
	2005	2006
	RMB’000	RMB’000
Cost	22,884,972	26,573,420

Less: Accumulated depreciation and amortization	(9,524,421)	(9,215,086)
	13,360,551	17,358,334

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions

(i)	Related party transactions

As a result of the CEA Northwest and CEA Yunnan acquisitions, transactions with CEA Northwest and CEA Yunnan are excluded from the following list, and the related party transactions of CEA Northwest and CEA Yunnan are included in the following list for all of the periods presented.

		Income/
		(expenses or payments)
Nature of transaction	Related party	2004	2005	2006
With CEA Holding or companies directly or indirectly held by CEA Holding:		RMB’000	RMB’000	RMB’000

Interest income on deposits at an average rate of 0.72% per annum (2005 & 2004: 0.72% per annum)	EAGF*	6,233	5,341	8,036

Interest expense on loans at rate of 5.01% per annum (2005: 4.50%; 2004: 4.54% per annum)	EAGF*	(15,744)	(14,855)	(23,393)

Commission income on carriage service provided by other airlines with air tickets sold by the Group, at rates ranging from 3% to 9% of the value of tickets sold	CEA Wuhan **	32,396	46,412	-

Commission expense on air tickets sold on behalf	CEA Wuhan**	(32,396)	(9,550)	-
of the Group, at rates ranging from 3% to 9% of the	SDATC*	(8,228)	(7,402)	(6,085)
value of tickets sold	China Eastern Air	-	(34,225)	-
	Development (HK) Co., Ltd
	Shanghai Tourism (HK) Co., Ltd	(13,201)	(21,815)	(1,491)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC*	(34,270)	(40,590)	(40,971)

Ticket reservation service charges for utilisation of computer reservation system	TravelSky Technology Limited	(86,311)	(124,677)	(209,572)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)

(i)	Related party transactions (Continued)

		Income/
		(expenses or payments)
Nature of transaction	Related party	2004	2005	2006
		RMB’000	RMB’000	RMB’000
Repairs and maintenance expense for aircraft and	Wheels & Brakes	(25,445)	(63,972)	(60,066)
engines	STA	-	(104,853)	(126,114)
	EAIEC	-	(6,969)	-

Lease rental income from operating lease of aircraft	CEA Wuhan Airlines**	38,239	41,327	-

Supply of food and beverages	Eastern Air (Shantou) Economic Development Co., Ltd.	(57,623)	(61,701)	-
	CEACI	(188,406)	(231,759)	-
	Shanghai Eastern Air Catering Co., Ltd.	(185,575)	(184,306)	(214,360)
	Qingdao Eastern Air Catering Investment Co., Ltd.	(14,291)	(15,055)	(16,082)
	Xian Eastern Air Catering Investment Co., Ltd.	(15,947)	(15,079)	(22,821)
	Yunnan Eastern Air Catering Investment Co., Ltd.	(36,552)	(17,451)	(31,977)

Advertising expense	CAASC	(5,629)	(8,612)	(11,583)

Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(19,276)	(8,987)	(11,303)

Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(5,582)	(4,909)	-

* EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

** CEA Wuhan was a 40% owned associate of the Group for the year ended December 31, 2005. On December 8, 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after December 31, 2005.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE U.S. GAAP (CONTINUED)

(e)	Related party transactions (Continued)

(i)	Related party transactions (Continued)

		Income/
		(expenses or payments)
Nature of transaction	Related party	2004	2005	2006
		RMB’000	RMB’000	RMB’000
With CAAC and its affiliates:

Civil aviation infrastructure levies paid to CAAC	CAAC	(358,667)	(466,191)	696,428

Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	(208,098)	(201,653)	168,972

With other state-controlled enterprises:
Take-off and landing fees charges	State-controlled airports	(2,365,872)	(2,461,858)	3,876,737

Purchase of aircraft fuel	State-controlled fuel suppliers	(4,240,133)	(4,571,155)	(10,242,349)

Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited	(86,311)	(124,677)	(209,572)

Interest income on deposits at an average rates of 0.72% per annum (2005 & 2004: 0.72% per annum)	State-controlled banks	19,371	30,948	18,701

Interest expense on loans at an average rate of 5.53% per annum (2005 & 2004: 4.54% per annum)	State-controlled banks	(833,910)	(790,478)	(1,227,278)

Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	Other PRC airlines	(124,565)	(153,528)	(89,977)

Supply of food and beverages	Other state-control enterprises	(322,726)	(368,120)	(469,255)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42	PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC or Hong Kong, are as follows:

				Attributable
		Paid-up		equity
	Place and date	capital		interest
Company	of establishment	2006	2005	2006	2005	Principal activities
		RMB’000	RMB’000

China Eastern Airlines	PRC	880,000	880,000	63%	63%	Provision of airline services
Jiangsu Co., Ltd.	May 3, 1993

China Eastern Airlines	PRC	600,000	600,000	96%	40%	Provision of airline services
Wuhan Co., Ltd.	August 16, 2002
(“CEA Wuhan”)

China Cargo Airlines	PRC	500,000	500,000	70%	70%	Provision of cargo
Co., Ltd.	July 22, 1998					carriage services

Shanghai Eastern Flight	PRC	473,000	473,000	95%	95%	Provision of flight
Training Co., Ltd.	December 18, 1995					training services

Shanghai Eastern Airlines PRC		412,500	412,500	99%	99%	Investment holding
Investment Co., Ltd.	May 8, 2002

Shanghai Eastern Airlines PRC		200,000	200,000	70%	70%	Provision of cargo
Logistics Co., Ltd.	August 23, 2004					logistics services

Eastern Airlines	PRC	70,000	70,000	86%	86%	Provision of hotel
Hotel Co., Ltd.	March 18, 1998					services primarily
						to crew members

Shanghai Eastern	PRC	25,658	25,658	60%	60%	Provision of aircraft
Maintenance Co., Ltd.	November 27, 2002					repair and maintenance
						services

China Eastern Airlines	PRC	10,047	10,162	80%	40%	Provision of ticket
Development (HK)	May 20, 1995					sales and logistics
Co., Ltd.

China Eastern Airlines	PRC	10,000	10,000	55%	55%	Provision of airline
(Shantou)	March 18, 1998					equipment sales
Economics
Development
Co., Ltd.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

44	CONTINGENT LIABILITIES

In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims in the air crash of an aircraft of CEA Yunnan which occurred on November 21, 2004 in Baotou, Neimonggol, the PRC.

Management has engaged legal representatives to vigorously contest the proceedings. The proceedings are still in an early stage and in the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse effect to the financial position of the Group.

45	POST BALANCE SHEET EVENT

(a)	Share Reform

On December 18, 2006, the Company convened the Relevant Shareholder’s Meeting of A Share Shareholders in which the Company’s share reform plan (the “Share Reform Plan”) was approved. According to the Share Reform Plan, each holder of circulating A shares of the Company whose name appeared on the shareholders’ register on the register date of the Share Reform Plan (i.e. January 10, 2007) would be offered 3.2 shares as a consideration by CEA Holding, the only holder of the unlisted and non-circulating shares of the Company, for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding would be granted the status of listing after implementation of the Share Reform Plan. The Share Reform Plan was approved by the Ministry of Commerce on January 4, 2007 and implemented on January 9, 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions on January 12, 2007.

(b)	Tax reform

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). This legislation reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008. In addition, certain preferential and reduced tax rates may be withdrawn, subject to grandfathering provisions.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45	POST BALANCE SHEET EVENT

(b)	Tax reform (Continued)

Since deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.