Form 20-F
period 2007-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2008-06-24
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

As of December 31, 2007, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issue by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No   ☑

China Eastern Airlines Corporation Limited

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the selected financial data from the balance sheets as of December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board (“IASB”) and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheets as of December 31, 2006 and 2007 and the related footnotes are included in this Annual Report.

Pursuant to SEC Release 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP” eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on the IFRS and no longer provide a reconciliation between IFRS and U.S. GAAP.

The following information should be read in conjunction with, and is qualified in its entirety by our audited consolidated financial statements included in this Annual Report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)

Consolidated Income Statements Data:
IFRS:
Revenues	14,470	21,386	27,454	37,634	42,521
Other operating income	50	85	245	424	605
Operating expenses	(14,454)	(20,239)	(27,685)	(41,050)	(43,087)
Operating profit (loss)	66	1,232	14	(2,991)	39
Finance costs, net	(775)	(641)	(578)	(757)	141
Profit (loss) before income tax	(741)	586	(577)	(3,616)	268
Profit (loss) for the year attribute to equity holders of the Company	(1,097)	321	(467)	(3,313)	269
Basic and fully diluted earnings (loss) per share	(0.23)	0.07	(0.10)	(0.68)	0.06
Basic and fully diluted earnings (loss) per ADS	(22.54)	6.59	(9.60)	(68.07)	5.52

	Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Balance Sheet Data:
IFRS:
Cash and cash equivalents	1,583	2,114	1,864	1,987	1,655
Net current liabilities	(9,982)	(12,491)	(25,572)	(24,616)	(26,074)
Non-current assets	33,039	36,812	52,882	52,152	58,227
Long term borrowing, including current portion	(11,223)	(10,736)	(12,659)	(14,932)	(14,675)
Obligations under finance lease, including current portion	(7,101)	(8,662)	(10,588)	(11,949)	(16,452)
Total share capital and reserves	6,175	6,481	6,096	2,815	3,028

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi or Hong Kong dollar amounts include a U.S. dollar equivalent at the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007 of RMB7.2946= US$1.00 and HK$7.7984=US$1.00. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8821= US$1.00 and HK$7.8061=US$1.00 on June 18, 2008. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated based on the noon buying rate in New York City for cable transfers of in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
December 2007	7.4120	7.2946	7.8073	7.7879
January 2008	7.2946	7.1818	7.8107	7.7961
February 2008	7.1973	7.1100	7.8012	7.7807
March 2008	7.1110	7.0105	7.7897	7.7642
April 2008	7.0185	6.9840	7.7963	7.7863
May 2008	7.0000	6.9377	7.8060	7.7931
June 2008 (up to June 18, 2008)	6.9633	6.8821	7.8159	7.8037

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2003, 2004, 2005, 2006 and 2007, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

	RMB per US$1.00	HK$ per US$1.00
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2007, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Selected Airline Operating Data:
Capacity:
ATK (millions)	4,774.5	7,071.2	8,751.5	11,065.6	12,085.9
ASK (millions)	29,780.0	41,599.1	52,427.9	70,468.3	77,717.2
AFTK (millions)	2,094.3	3,327.3	4,033.0	4,723.4	5,091.3
Traffic:
Revenue passenger-kilometers (millions)	18,002.7	27,580.8	36,380.6	50,271.9	57,182.6
Revenue tonne-kilometers (millions)	2,907.7	4,340.7	5,395.2	6,931.0	7,713.9
Revenue passenger tonne-kilometers (millions)	1,611.1	2,466.0	3,243.7	4,487.0	5,099.8
Revenue freight tonne-kilometers (millions)	1,296.6	1,874.7	2,151.5	2,444.0	2,614.1
Kilometers flown (millions)	176.5	242.8	287.7	434.6	478.1
Hours flown (thousands)	259.4	360.4	467.8	678.3	756.0
Number of passengers carried (thousands)	12,040.2	17,711.0	24,290.5	35,039.7	39,161.4
Weight of cargo carried (millions of kilograms)	459.8	663.6	775.5	893.2	940.1

	Year Ended December 31,
	2003	2004	2005	2006	2007

Average distance flown (kilometers per passenger)	1,495.2	1,557.3	1,497.7	1,434.7	1,460.2
Load Factor:
Overall load factor (%)	60.9	61.4	61.7	62.6	63.8
Passenger load factor (%)	60.5	66.3	69.4	71.3	73.6
Break-even load factor (based on ATK) (%)	63.6	62.2	66.0	71.1	67.7
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/passenger-kilometers)	0.57	0.56	0.57	0.61	0.61
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.46	2.36	2.31	2.30	2.10
Average yield (passenger and cargo revenue/tonne-kilometers)	4.62	4.60	4.79	5.20	5.27
Unit cost (operating expenses/ATK)	2.94	2.86	3.16	3.70	3.57

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

Fuel costs constitute a significant portion of our operating costs and, in 2007, accounted for approximately 35.1% of our operating expenses. Between 2006 and 2007, our expenses for fuel rose by 11.1%, partially as a result of increased weighted average domestic and international fuel prices, and partially as a result of the increase in total flying hours and mileage. Between 2006 and 2007, the weighted average fuel prices that we paid increased by approximately 1.7%. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel prices may materially and adversely affect our financial condition and results of operations. From time to time, we may hedge some of our future fuel purchases to protect against potential spikes in price. However, these hedging strategies may not always be effective and can result in losses depending on price changes.

Intensified Competition

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

Government Ownership and Control of our Company

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds approximately 59.7% of our Company’s equity interests on behalf of the PRC Government. As a result, CEA Holding will be able to elect our entire Board of Directors and otherwise be able to control us. CEA Holding will also have sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC Government as the ultimate controlling person of our Company and most of other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment for all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our Company.

Insurance Coverage and Cost

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. We renew our insurance policies on a yearly basis and are currently insured through November 30, 2008. However, if the insurance carriers reduce further the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.

Direct Air Link between China’s Mainland and Taiwan

Currently, our operations on the Hong Kong regional routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season in 2003, from late-January to mid-February, the PRC Government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons from late-January to mid-February in 2007 and 2008, respectively, airlines from both mainland China and Taiwan (including our Company) operated 96 and 94 non-stop direct chartered flights between selected cities in mainland China and Taiwan. In 2007, the PRC Government allowed direct flights during the Mid-Autumn Festival holiday from late-September to early-October. During this holiday, airlines from both mainland China and Taiwan (including our Company) operated approximately 24 non-stop direct chartered flights on passenger traffic routes that included Beijing-Taipei, Shanghai-Taipei, Guangzhou-Taipei, and Xiamen-Taipei. In addition, direct flights were also permitted during the observance of Qingming (Ching Ming) Festival from late-March to early-April in 2008. During this period, 11 airlines from both mainland China and Taiwan (including our Company) operated a total of 21 direct flights between the cities of Shanghai, Beijing, Guangzhou and Xiamen in mainland China and the cities of Taipei and Gaoxiong (Kaohsiung) in Taiwan. From July 2008, direct flights between Taiwan and mainland China are expected to be permitted on weekends from Fridays through Mondays on a regular basis, with a transition to direct flights on a daily basis by 2009. Since a substantial number of our passengers travelling on the Hong Kong route connect flight to and/or from Taiwan, our results of operations on Hong Kong routes could be materially and adversely affected by the direct air link between China’s mainland and Taiwan. We cannot assure you that our Company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operation on our Hong Kong routes.

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

Liquidity

We have substantial debts, and will continue to have substantial debts in the future. In addition, we entered into contractual commitments in June 2006 to acquire a number of new aircraft for delivery over the next few years. See the section headed “Item 4. Information on the Company — Property, Plants and Equipment — Fleet”. As of December 31, 2007, our total outstanding debt was RMB64,463 million, and our long-term debt to equity ratio was 8.6. As of the same date, our current liabilities exceeded our current assets by RMB26,074 million. Short-term bank loans outstanding totaled RMB15,189 million as of December 31, 2007.

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

Acquisitions

We may expand our business through acquisitions of airline companies or airline-related businesses, such as our acquisition of an equity interest in CEA Wuhan and the acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. See “Item 4. Information on the Company” for details. Such acquisitions involve uncertainties and risks, including the following:

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

Fluctuations in Exchange Rates

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC Government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 3.4% in 2006 and 6.9% in 2007. In May 2007, the PRC Government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the PRC Government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

Withdrawal of, or Changes to, Tax Incentives

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us.

Although the State Council of the PRC promulgated the implementing rules of the EIT Law in December 2007, a number of detailed implementing rules are still in the process of promulgation. As such, we cannot accurately evaluate the impact of the new tax rate on the preferential tax treatment enjoyed by our Company and its members, nor can we predict any future effective tax rates. To the extent that there are any withdrawals of, or changes in, our preferential tax treatment, or increases in the applicable effective tax rate, our tax liability may increase correspondingly.

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

Legal Proceedings

On November 21, 2004, a CRJ-200 Bombadier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. On July 5, 2007, pursuant to several conditions with which our Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. Moreover, the Superior Court scheduled and held a status conference on December 10, 2007, and intends to schedule subsequent status conferences every six months until the litigation in the PRC is resolved or until the Superior Court determines otherwise. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the Superior Court on May 6, 2008. We cannot assure you that the court will rule in favor of our Company in procedure or substance of the litigation. Our reputation could be substantially damaged in the event of any unfavorable court rulings against us.

Suspension and Reduction of Certain Flights in Yunnan, China

We recently experienced a suspension and reduction in our flight services due to unforeseeable circumstances, including actions taken by our pilots which were beyond our anticipation or control. Between March 31, 2008 and April 1, 2008, 21 intra-provincial flights operated by the Yunnan branch of our Company took off and, without warning, subsequently returned to their departure airports without reaching their intended destinations due to various reasons found by the CAAC Southwest Bureau, which included pilot mishandling. Pursuant to its investigation into the incident, the CAAC Southwest Bureau imposed a penalty on our Company of RMB1.5 million and suspended our right to operate flights for certain routes and reduced a number of our other flights in the Yunnan region. The occurrence of similar actions or events may be difficult to predict or foresee and may disrupt our business operations as well as result in administrative penalties, loss of revenues and harm to our reputation. See “Item 4. Information on the Company - Business Overview”.

Failure or Disruption of our Computer, Communications, Flight Equipment or other Technology Systems

We are dependent on computer, communications, flight equipment and other technology systems to operate our business and enhance customer service. These systems could be disrupted due to various events, including natural disasters, power failures, terrorist attacks, equipment failures, software failures, computer viruses, and other events beyond our control. We cannot guarantee that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions or failures of these systems. Any substantial or repeated failure of these systems could result in the loss of important data and could have an adverse impact on our business operations, profitability, reputation and customer services.

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

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2007, our Company’s total revenue from core operations accounted for approximately 95.0% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries, all of which were incorporated in China, as of May 31, 2008:

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

In May 2002, our Company, jointly with Shanghai Civil Aviation Eastern China Kaiya System Integration Co., Ltd., established Shanghai Eastern Airlines Investment Co., Ltd., or SEAI. We hold a 99% equity interest in SEAI. SEAI serves as one of the investment vehicles of our Company for our investments in other industrial projects and provides consulting services. In August 2002, our Company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, or CEA Wuhan, in which our Company held a 40% equity interest. CEA Wuhan’s operating results were consolidated with ours from January 2006, when we obtained control of CEA Wuhan. In March 2006, we completed our acquisition of a 38% equity interest and a 18% equity interest in CEA Wuhan from Wuhan Municipal State-owned Assets Supervision and Administration Committee and Shanghai Junyao Aviation Investment Company Limited, respectively, for an aggregate consideration of approximately RMB418 million. As a result, our equity interest in CEA Wuhan has increased to 96%. CEA Wuhan primarily serves the market in Central China. We also entered into an agreement with Rockwell Collins International Inc. of the United States to establish a joint venture avionics maintenance service company in China in September 2002. Moreover, in November 2002, our Company, jointly with China Aircraft Services Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds a 60% equity interest. In order to expand our Company’s operations in Jiangsu Province of China, we increased our investment in China Eastern Airlines Jiangsu Co., Ltd., or Eastern Jiangsu, in December 2002, together with other shareholders of Eastern Jiangsu. In 2004, our Company contributed additional capital of approximately RMB408 million to Eastern Jiangsu. As a result, our equity interest in Eastern Jiangsu increased from 55% to 63%.

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

On August 16, 2007, we established China Eastern Airlines Gifting Co., Ltd., a limited liability company established under the laws of the PRC. The registered capital of China Eastern Airlines Gifting Co., Ltd. is RMB50 million. Our Company directly owns a 100% equity interest in China Eastern Airlines Gifting Co., Ltd. China Eastern Airlines Gifting Co., Ltd., which commenced operations after obtaining its business license from the relevant government authority on August 17, 2007, is primarily engaged in the provision of marketing services.

On September 2, 2007, we entered into a non-binding agreement with Singapore Airlines Limited (“SIA”) and Lentor Investments Pte. Ltd (“Temasek”) for a proposed investment by SIA and Temasek in our Company through a subscription for new H shares, subject to legally binding documents to be entered into at a later date. SIA is primarily engaged in providing air transportation services on a global basis. Temasek, an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited, is an investment company. On November 9, 2007, we entered into several agreements with SIA and Temasek that provided detailed terms of the investment, including: (1) the Subscription Agreement between SIA, Temasek and our Company in which SIA and Temasek would subscribe for new H shares that would represent approximately 25% and 13%, respectively, of our existing H shares for an aggregate consideration of approximately US$923.3 million (HK$7.2 billion); (2) the CEA Holding Subscription Agreement between CEA Holding and our Company in which CEA Holding would subscribe for new H shares for approximately 23% of existing H shares (in addition to their current holdings) for an aggregate consideration of US$538.6 million (HK$4.2 billion); (3) the Cooperation Agreement between SIA and our Company in which the key areas of strategic alliance and cooperation between the two parties are described, subject to termination at the option of either party; and (4) the Personnel Secondment Agreement between SIA and our Company in which the terms for the secondment of SIA personnel to executive positions within our Company are detailed, subject to termination upon the termination of the Cooperation Agreement. As shareholders’ approval of the issuance of new H shares was a condition precedent in both the Subscription Agreement and the CEA Holding Subscription Agreement, we convened a general meeting on January 8, 2008 for shareholders to vote on the pending resolutions. We did not obtain shareholder approval at that meeting for the issuance of new H shares and currently have no plans to attempt another shareholder vote. Under the terms of the agreements, the Subscription Agreement and CEA Holding Subscription Agreement will expire on or before August 9, 2008 if the conditions precedent are not fulfilled.

On November 16, 2007, our Company, CEA Holding and East China Care System Co., Ltd. entered into an equity transfer agreement regarding our interest in China Eastern Air Investment Company Limited. Our Company agreed to dispose of our entire interest of 98.8% in China Eastern Air Investment Company Limited for the consideration of RMB461.9 million, while East China Care System Co., Ltd. also agreed to dispose of its entire 1.2% interest in China Eastern Air Investment Company Limited for the consideration of RMB5.7 million.

The table below sets forth details of our operating fleet since December 31, 2003 (including our acquisition or assumption of ownership of or leases for 60 aircraft as part of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in 2005) and planned additions for the year 2008 and 2009:

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions
	2004		2005		2006		2007		2008	2009

A340-600	5	—	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	5	—	—	—
A330-300	—	—	—	—	—	7	5	7	3	—
A330-200	—	—	—	—	—	3	1	3	1	—
A300-600	7	3	10	3	9	—	8	—	—	—
A310	—	—	3	—	—	—	—	—	—	—
A321	2	—	4	—	6	—	10	—	5	—
A320	25	10	37	26	37	26	39	26	8	10
A319	—	10	—	10	3	10	5	10	—	—
MD-90	9	—	9	—	9	—	9	—	—	—
MD-82	—	3	—	3	—	—	—	—	—	—
B737NG	—	—	—	—	—	—	—	—	—	—
B737-800	—	—	—	3	—	7	—	7	1	3
B737-700	4	7	8	14	14	15	16	15	1	7
B737-300	3	3	13	6	13	10	16	7	—	—
B767-300	—	—	3	—	3	—	3	—	—	—
B787	—	—	—	—	—	—	—	—	—	—
EMB145	—	—	3	—	7	—	10	—	—	—
CRJ-200	—	—	5	—	5	—	5	—	—	—
A300F	—	1	—	2	1	1	2	—	—	—
B747F	—	—	—	2	1	2	2	1	—	—
MD-11F	6	—	6	—	6	—	6	—	—	—
Total	103		180		205		147	76	19	20

B. Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue tonne-kilometers and number of passengers carried in 2007, and is the primary air carrier serving Shanghai, China’s eastern gateway and largest city. We accounted for approximately 21.0% of the total commercial air traffic (as measured in revenue tonne-kilometers, or RTKs) handled by Chinese airlines in 2007. We operate primarily from Shanghai’s Hongqiao Airport and Pudong International Airport. In 2007, we accounted for 37.0% and 29.4% of all the flight traffic at Hongqiao Airport and Pudong International Airport, respectively. In 2007, we accounted for approximately 33.9% of the total passenger traffic volume and 17.9% of the total freight volume on routes to and from Shanghai. We have been consistently ranked as one of the best Chinese airlines in terms of service quality in each of the past seven years according to a poll conducted by the China Civil Aviation Association.

Compared to 2006, our traffic volume (as measured in RTKs) increased by 11.3% from 6,931.0 million in 2006 to 7,713.9 million in 2007. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased from 50,271.9 million in 2006 to 57,182.6 million in 2007, or 13.8%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 7.0% from 2,444.0 million in 2006 to 2,614.1 million in 2007. In 2007, our average on-time performance rate was approximately 84.3%, which was higher than the industry average rate of approximately 80.0% in China.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2007:

	2005	2006	2007
	(millions of RMB)	(millions of RMB)	(millions of RMB)
Traffic Revenues
Passengers (1)	23,183	33,490	37,537
Cargo and mail (2)	2,731	2,843	3,114
Total Traffic Revenues	25,914	36,333	40,651
____________
(1)  includes revenues generated from cargo carried by passenger flights.
(2)  excludes revenues generated from cargo carried by passenger flights.

In accordance with industry practice, we exclude cargo carried by passenger flights when calculating passenger related operating statistics, such as passenger traffic volume, passenger capacity, passenger yield and passenger load factor, and we include cargo carried by passenger flights when calculating cargo and mail related operating statistics, such as cargo and mail traffic volume, cargo and mail capacity, cargo and mail yield and cargo and mail load factor. However, in accordance with generally accepted accounting principles, we include cargo carried by passenger flights in our financial information when calculating passenger revenues and exclude cargo carried by passenger flights from our financial information when calculating cargo and mail revenues. As such, the trends in our financial information are not representative of the trends in our operating statistics. The discussion of our operating statistics below follows industry practice.

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2007:

	2005	2006	2007

Passenger Traffic (in RPKs) (millions)	36,381	50,272	57,183

Domestic	20,278	31,272	35,492
Hong Kong	3,284	3,522	3,305
International	12,819	15,478	18,386

Passenger Capacity (in ASKs) (millions)	52,428	70,468	77,717
Domestic	27,468	42,687	46,166
Hong Kong	5,288	5,554	5,075
International	19,672	22,227	26,476

	2005	2006	2007

Passenger Yield (RMB)	0.57	0.61	0.61
Domestic	0.56	0.61	0.61
Hong Kong	0.76	0.71	0.65
International	0.54	0.58	0.61

Passenger Load Factor (%)	69.39	71.34	73.58
Domestic	73.82	73.26	76.88
Hong Kong	62.10	63.39	65.12
International	65.16	69.64	69.44

The primary focus of our business is the provision of domestic, Hong Kong regional and international passenger airline services. We operated approximately 6,275 scheduled flights per week (excluding charter flights), serving a route network that covers 138 cities within China and abroad. In 2007, we operated a total of approximately 467 routes.

In 2007, we operated approximately 4,912 domestic flights per week on 351 routes. Our domestic routes generated approximately 61.8% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. We also operated approximately 436 flights per week on 18 routes to and from Hong Kong, originating from Shanghai and 17 other major cities in eastern, northern and western China. Our Hong Kong regional routes accounted for approximately 6.1% of our passenger revenues in 2007.

In 2007, we operated approximately 352 international flights per week on 98 routes, serving 54 cities in 20 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. In 2006, we gradually introduced several routes to further improve our route network, such as Shanghai-Frankfurt, Shanghai-New York, Beijing-Seoul, Hangzhou-Qingzhou and Weihai-Seoul. In 2007, we introduced a few new international routes, including Shanghai-Maldives-Johannesburg, Hongqiao-Haneda, Beijing-Dalian-Okayama, Shanghai-Seoul-Bangkok and Hongqiao-Gimpo. Revenues derived from our operations on international routes accounted for approximately 32.1% of our passenger revenues. Revenues derived from our operations on our 23 routes to and from Japan accounted for approximately 9.5% of our passenger revenues and approximately 29.5% of our international passenger revenues in 2007.

Following its investigation into an incident that involved the return of certain of our flights to their departure points without reaching their intended destination, the CAAC Southwest Bureau found that certain flight returns were a result of pilot mishandling. As a result, two of our flight routes, namely the Kunming—Banna and Kunming—Dali routes, were suspended by the CAAC Southwest Bureau as of May 4, 2008. In addition, from April 26, 2008, the CAAC Southwest Bureau reduced the number of our Company’s flights in the Yunnan region as follows: a decrease of 6 flights per day between Kunming and Lijiang, a decrease of 6 flights per day between Kunming and Zhongdian, a decrease of 2 flights per day between Kunming and Mangshi, a decrease of 2 flights per day between Kunming and Lincang, a decrease of 2 flights per day between Kunming and Simao and a decrease of 2 flights per day between Kunming and Wenshan. Revenues derived from the suspended and reduced flights accounted for approximately 1.5% of our total revenue from principal operations in 2007. See “Item 3. Key Information – Risk Factors”.

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

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2007:

	Year Ended December 31,
	2005	2006	2007

Cargo and Mail Traffic (in RFTKs) (millions)	2,152	2,444	2,614
Domestic	410	575	609
Hong Kong	135	141	118
International	1,607	1,728	1,888

Cargo and Mail Capacity (in AFTKs) (millions)	4,033	4,723	5,091
Domestic	713	1,060	1,228
Hong Kong	314	351	274
International	3,005	3,313	3,589

Cargo and Mail Yield (RMB)	2.31	2.30	2.10
Domestic	0.85	0.87	0.98
Hong Kong	4.76	5.24	4.49
International	2.48	2.54	2.31

Cargo and Mail Load Factor (%)	53.35	51.74	51.34
Domestic	57.41	54.24	49.55
Hong Kong	42.88	40.24	42.91
International	53.48	52.16	52.60

We are required to obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Co., Ltd. also maintains 27 cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes.

The development of cargo operations is an important part of our Company’s growth strategy. We have six MD-11F freight aircraft for cargo and mail operations. We also have two Airbus A300F as well as three Boeing 747F freighters, one of which is under operating leases for our cargo operations in 2007.
Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2007:

	2005	2006	2007
	(millions of RMB)	(millions of RMB)	(millions of RMB)

Domestic (the PRC, excluding Hong Kong)	13,358	20,949	24,125
Hong Kong	3,150	3,245	2,695
Japan	2,644	3,583	3,642
Other countries	8,302	9,857	12,059
Total	27,454	37,634	42,521

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

Domestic Route Rights

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

Hong Kong Route Rights

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

The CAAC and the Economic Development and Labor Bureau of Hong Kong announced that they have reached an agreement in 2007 to further expand the Air Transportation Arrangement. This agreement will increase the routes between Hong Kong and mainland China to expand coverage to most major cities in mainland China. The capacity limits for passenger and/or cargo services on most routes will also be gradually lifted. Beginning from the winter of 2007, each side designated three airline companies to operate passenger and/or cargo flights and another airline company to operate all-cargo flights on the majority of the routes between Hong Kong and mainland China.

International Route Rights

International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the PRC Government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Under the new air services agreement entered into between China and the U.S. in May 2007, the number of daily round-trip flights will increase from current 12 to 23 before 2012. As a result, the CAAC also expects to receive applications from Chinese airlines to fly international passenger routes. The CAAC awards the relevant route to an airline based on various criteria, including:

•	availability of appropriate aircraft and flight personnel;

•	safety record;

•	on-time performance; and

•	hub location.

Although hub location is an important criterion, an airline may be awarded a route which does not originate from an airport where it has a hub. The route rights awarded do not have a fixed expiry date and can be terminated at the discretion of the CAAC.

Airfare Pricing Policy

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

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. We expect that, as reforms continue in 2008, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

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

Acquisition of Aircraft and Spare Parts

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

Domestic Fuel Supply and Pricing

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

Safety

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

Security

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

Noise and Environmental Regulation

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

Chinese Airport Policy

Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC handed over 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China’s civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance, have been reflected in air fares of Chinese airlines rather than collected as a separate levy.

Limitation on Foreign Ownership

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

Domestic

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

There are currently 23 passenger airlines operating in China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. In July 2005, the CAAC introduced new rules to further open the civil aviation industry to domestic investors, including private-sector investors, which may result in the establishment of more new Chinese airlines and create more competition. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 400 routes and has a fleet of at least 200 jet aircraft. As of December 31, 2007, our Company, Air China and China Southern accounted for 21.4%, 28.2% and 25.7%, respectively, of the total commercial air traffic (as measured in RTKs) handled by Chinese airlines.

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

Hong Kong

Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 460 flights per week on routes between 19 Chinese cities and Hong Kong. Dragonair competes with us on several of these routes. Moreover, in April 2003, Cathay Pacific Airways Limited, or Cathay, obtained licenses to fly to Beijing, Shanghai and Xiamen in China. Cathay commenced its services on the Hong Kong-Beijing, Hong Kong-Shanghai and Hong Kong-Xiamen routes in December 2003, January 2005 and February 2005, respectively. With Cathay commencing its operations on the Hong Kong-Shanghai route, we face more intensified competition on this route. Hong Kong Express Airways Limited commenced its services on Xi’an-Hong Kong route in April 2007. Hong Kong Airlines Limited also commenced its services on Nanchang-Hong Kong route in July 2007 and Hefei-Hong Kong route in December 2007, ending our exclusive services on both routes. In addition to the frequency and convenience of our flights and the number of routes offered, our Company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the PRC Government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations.

On September 28, 2006, Cathay, which previously owned approximately 17.79% of Dragonair, acquired the remaining 82.21% equity interest in Dragonair, turning Dragonair into a wholly-owned subsidiary of Cathay. In connection with the acquisition, Cathay doubled its shareholding in Air China to 20% and Air China acquired approximately 10.16% equity interest in Cathay. Cathay and Air China also entered into an agreement to enhance cooperation between them in a number of operational areas, including operating all the passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. Cathay’s acquisition of Dragonair and enhanced cooperation with Air China may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

At present, our Hong Kong routes benefit from traffic between Hong Kong and mainland China ultimately originating in Taiwan. During the Lunar Chinese New Year peak travel season from late-January to mid-February in 2003, the PRC Government allowed special chartered flights between Shanghai and Taiwan for the first time. During the Lunar Chinese New Year peak travel seasons from late-January to mid-February in 2006 and 2007, respectively, airlines from both mainland China and Taiwan (including our Company) operated 72 and 96 non-stop direct chartered flights between selected cities of mainland China and Taiwan. In 2006, the PRC Government allowed for the first time direct flights during the Mid-Autumn Festival holiday from late-September to early-October. During this holiday, airlines from both mainland China and Taiwan (including our Company) operated 22 non-stop direct chartered flights on passenger traffic routes that included Beijing-Taipei, Shanghai-Taipei, Guangzhou-Taipei, Xiamen-Gaoxiong (Kaohsiung), and Xiamen-Taipei. In addition, direct flights were permitted for the first time during the observance of Qingming (Ching Ming) Festival from late-March to early-April in 2007. During this period, 11 airlines from both mainland China and Taiwan (including our Company) operated a total of 42 direct flights on the same passenger traffic routes. From July 2008, direct flights between Taiwan and mainland China are expected to be permitted on weekends from Fridays through Sundays on a regular basis, with a transition to direct flights on a daily basis by 2009. As such, our results of operations on Hong Kong routes could be materially and adversely affected. Although we are likely to be commissioned to be one of the several airlines for this mainland China - Taiwan direct air services, we cannot assure you that our Company can obtain sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operation on our Hong Kong routes.

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

International

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

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with All Nippon Airways, Japan Airlines, Air China, Shanghai Airlines and Northwest Airlines, Inc. on our passenger routes to Japan. Hainan Airlines Company Limited, China Southern and Hong Kong Express Airways Limited also entered the Japan market and had some impact on sales for our Osaka, Nagoya and Okinawa routes. On our Korean routes, we compete with Asiana Airlines, Korean Air, China Southern and Shanghai Airlines. Both Korean Air and Asiana Airlines increased their traffic capacity by over 40% for Korean routes. Our primary competition on our flights to Southeast Asia comes from Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, American Airlines, Air China and China Southern. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. Our Company competes in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in the “Asia Miles” frequent flyer program which is popular in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

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

Maintenance Capability

We currently perform regular repair and maintenance checks for all of our aircraft. We are able to perform D1 checks on our Boeing 737 aircraft and C checks on MD-82, Airbus A320, A340-300 and A300-600 aircraft. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. Our Company currently employs approximately 6,043 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel participated in the manufacturer training and support programs sponsored by Airbus Industries G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our Company’s avionics electronic equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai, which was set up in cooperation with Honeywell, Inc. and is one of the largest and most advanced avionic electronic facilities in China.

We entered into a joint venture with Honeywell International Inc., formerly Allied Signal Inc., in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao Airport which has the capacity to house two wide-body aircraft. Our Company and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our Company and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, our Company, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our Company. STA, which was established in 2004 by our Company and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services.

The enhancement of our maintenance capabilities allows our Company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

Safety

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

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. Our Company uses flight simulators for MD-82, A300-600R, A320 and A330/340 at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Fuel Supplies

Fuel costs represented approximately 35.1% of our operating expenses in 2007. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. We purchase a portion of the aviation fuel for our international routes from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2007, our fuel expenses increased 11.1% as a result of increased weighted average domestic and international fuel prices, the expansion of our business operations and an increase in flying hours. In particular, in 2007, the weighted average fuel prices paid by our Company increased by approximately 1.7%.

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

We incur certain airport usage fees and other charges for services performed by the airports from which our Company operates flights, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space. At domestic airports, such fees are generally charged at rates prescribed by the CAAC, which are lower than rates generally in effect at airports outside China.

Marketing and Sales

Passenger Operations

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of frequent flyers surpassed 3.8 million in 2007, with a flight-taking rate of 9.7%, bringing the influence of our products into full play. The special services hotline “95108” call centre was established and came into operation in 2004.

In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides our customers with benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedited transit services at Hongqiao Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Xi’an, Shenzhen, Chongqing, Chengdu and Harbin under internal code-sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Luggage” service in 23 cities including Shantou and Xiamen. All these efforts improved the quality of our transit services and, as a result, the number of passengers who used our transit services exceeded 1,080 thousand and 800 thousand persons/time in 2006 and 2007, respectively. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we devote efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.

We have entered into code-sharing arrangements with American Airlines, Japan Airlines, Korean Airlines, Asiana Airlines, Qantas Airways, Air France, Thai Airways and Shanghai Airlines. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 7,000 large- and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hongqiao Airport and Pudong International Airport in Shanghai and in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei, Hubei, Yunnan and Shaanxi provinces, as well as at the airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas sales or representative offices in Los Angeles, New York, Vancouver, Madrid, Paris, London, Frankfurt, Munich, Moscow, Sydney, Melbourne, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okinawa, Niigata, Sapporo, Kagoshima, Hiroshima, Fukushima, Okayama, Matsuyama, Komatsu, Singapore, Bangkok, Seoul, New Delhi, Kuala Lumpur, Mumbai, Maldives, Johannesburg and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. The establishment of our Hong Kong operations division in 2005 also facilitates our marketing and sales in Hong Kong. In order to promote international ticket sales, we intend to increase our international sales force by expanding our overseas network of commissioned independent sales agents.

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (IATA). The IATA represents approximately 240 airlines and comprises 94% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. All Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

Cargo Operations

We maintain a network of cargo sales agents domestically and internationally. We established domestic cargo sales offices in Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in Hong Kong, Tokyo, Osaka, Nagoya, Seoul, Los Angeles, Dallas, Seattle, Chicago, San Francisco, New York, Anchorage, Paris, Luxembourg and our other overseas flight destinations. In 2005, we established our northern China, southern China, southeastern China and overseas sales management centers to improve coordination among our sales offices. We are also improving our cargo sales on passenger flights through full utilization of our existing passenger sales network.

Ancillary Airline Activities

In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold.

Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2007, we generated revenues of approximately RMB1,366 million from our airport ground services and cargo handling services.

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

C. Organizational Structure

See the section headed “Item 4. Information on the Company — Business Overview”.

D. Property, Plants and Equipment

Fleet

In 2005, as part of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan, we acquired or assumed the ownership of or the leases for 60 additional aircraft. We also added 27 aircraft to our fleet through other transactions, including the purchase of two Airbus A321 aircraft and three EMB145 aircraft, the finance lease of five Airbus A320 aircraft, the operating lease of four Airbus A320 aircraft, seven B737-700 aircraft and three B737-800 aircraft, and the operating lease of one Airbus A300F freighter and two B747F freighters. Moreover, we entered into agreements to purchase five A319 aircraft (with engines), five EMB145 aircraft, 15 A320 series aircraft, two Boeing 747-400 freight aircraft, four Boeing 737 aircraft and 15 Boeing 787 aircraft, respectively. In 2006, we added 27 aircraft to our fleet, including the finance lease of three A319 aircraft, two A321 aircraft, six B737-700 aircraft, one B747F freighter and four EMB145 aircraft, and the operating lease of one B737-700 aircraft, three A330-200 aircraft and seven A330-300 aircraft. On December 27, 2006, our Board of Directors passed a resolution to dispose of certain aged aircraft and related flight equipment in the forthcoming 12-months in light of the poor market reception and the high maintenance cost of these aircraft. For more details, see Note 37 to our audited consolidated financial statements. In 2007, we added 20 aircraft to our fleet, including the finance lease of five A330-300 aircraft, one A330-200 aircraft, four A321 aircraft, two A320 aircraft, two A319 aircraft, two B737-700 aircraft, three EMB145 aircraft and one B747F freighter. In 2007, we entered into an agreement with Airbus to purchase ten A320 aircraft (with engines). On January 20, 2008, we entered into an agreement with Boeing to purchase 30 737 NG Series aircraft (with engines). We plan to continue to expand our scale in 2008 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2007, we had a fleet of 223 aircraft, including 197 jet passenger aircraft that have more than 100 seats and 11 jet freighters. The following table sets forth the details of our fleet as of December 31, 2007:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average age (in years)(1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	4.6
A340-300	5	5	—	289	11.6
A330-300	12	5	7	300	1.6
A330-200	4	1	3	264	1.4
A300-600	8	8	—	269	13.6
B767-300	3	3	—	263	11.7
Narrow-body:
MD-90	9	9	—	157	10.0
A321	10	10	—	185	1.7
A320	65	39	26	158	6.5
A319	15	5	10	122	5.5
Boeing 737-800	7	—	7	158	4.1
Boeing 737-700	31	16	15	122	4.4
Boeing 737-300	23	16	7	138	12.2
EMB 145	10	10	—	50	2.0
CRJ-200	5	5	—	50	6.4
Total Passenger Aircraft:	212	137	75	—	—

Cargo Aircraft:
MD-11F	6	6	—	—	16.0
A300F	2	2	—	—	19.0
B747F	3	2	1	—	1.5
Total Fleet	223	147	76	—	—

(1) The average aircraft age is weighted by the number of available seats.

Our average daily aircraft utilization rate was 9.8 hours in 2007, representing an increase of 0.4 hours compared to 2006. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2007.

	2005	2006	2007
	(in hours)
Wide-body:
A340-600	13.8	14.0	13.7
A340-300	12.8	12.1	11.7
A330-300	—	9.3	9.6
A330-200	—	11.5	14.2
A300-600	8.9	8.6	9.3
A310	7.2	—	—
B767-300	9.2	9.1	10.1

Narrow-body:
MD-90	8.0	8.1	7.7
MD-82	6.2	—	—
A321	8.3	9.0	9.6
A320	9.2	9.3	9.8
A319	9.5	7.8	10.0
Boeing 737-800	9.9	10.5	10.6
Boeing 737-700	9.9	9.9	10.0
Boeing 737-300	9.0	9.0	9.4
EMB 145	7.7	7.6	8.0
CRJ-200	5.1	7.4	8.5

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

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated jet aircraft deliveries from 2008 to 2009 as of December 31, 2007:

	2008	2009	Total
Aircraft
A330-300	3	—	3
A330-200	1	—	1
A321	5	—	5
A320	8	10	18
B737-800	1	3	4
B737-700	1	7	8

Total	19	20	39

The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as the general economic conditions, our operating results and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

Fleet Financing Arrangements

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

Overview

Our primary business is the provision of domestic, Hong Kong regional and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 9.2%, from 11,065.6 million ATKs in 2006 to 12,085.9 ATKs in 2007, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 10.3%, from 70,468.3 million ASKs in 2006 to 77,717.2 million ASKs in 2007. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 11.3%, from 6,931.0 million RTKs in 2006 to 7,713.9 PTKs in 2007.

The historical results of operations discussed in this Annual Report may not be indicative of our future operating performance. Like those of other airlines, our operations depend substantially on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events and other unforeseen events. Our operations will be affected by, among other things, fluctuations in the aviation fuel price, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid. We expect the aviation fuel price to continue to remain high and have a material adverse effect on our profitability. We expect depreciation expenses and operating lease expenses to increase as new aircraft and related flight equipment are acquired. Maintenance expenses may also increase as a result of acquisitions of new aircraft, although we expect to benefit from certain maintenance and fuel cost savings as older aircraft are retired and replaced.

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

Certain Financial Information by Business Segment

For the year ended December 31, 2005, we principally operated in one business segment, namely the operation of our civil aviation business, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the continued growth of our China cargo and mail transportation services, we began to review the cargo and mail transportation services business separately and to report it as a separate segment.  Accordingly, since 2006, our Company has operated in two business segments, namely the passenger business segment (including cargo carried by passenger flights) and cargo and mail transportation business segment.

The following table sets forth our segment results for the year ended December 31, 2007:

	Passenger	Cargo and mail	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	37,537	3,114	—	40,651
Other revenues	1,209	901	208	2,318

Total segment revenue	38,746	4,015	208	42,969
Inter-segment revenue	(349)	—	(99)	(448)

Revenues	38,397	4,015	109	42,521

Operating (loss)/profit - segment results	(182)	182	39	39
Interest income	2,035	84	1	2,120
Finance costs	(1,800)	(165)	(14)	(1,979)
Share of results of associates	—	—	58	58
Share of results of jointly controlled entities	—	—	30	30

Profit before income tax	53	101	114	268
Income tax	39	(58)	(5)	(24)

Profit for the year	92	43	109	244

The following table sets forth our segment results for the year ended December 31, 2006:

	Passenger	Cargo and mail	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	33,490	2,843	—	36,333
Other revenues	1,212	709	140	2,061

Total segment revenue	34,702	3,552	140	38,394
Inter-segment revenue	(690)	—	(70)	(760)

Revenues	34,012	3,552	70	37,634

Operating (loss)/profit - segment results	(2,771)	(243)	22	(2,992)
Interest income	989	18	1	1,008
Finance costs	(1,654)	(104)	(8)	(1,766)
Share of results of associates	—	—	104	104
Share of results of jointly controlled entities	—	—	30	30

(Loss)/profit before income tax	(3,436)	(329)	149	(3,616)
Income tax	198	(30)	(5)	163

(Loss)/profit for the year	(3,238)	(359)	144	(3,453)

The following table sets forth our segment results for the year ended December 31, 2005:

	Passenger	Cargo and mail	Unallocated	Total
	RMB	RMB	RMB	RMB
		(in millions)

Traffic revenues	23,183	2,731	—	25,914
Other revenues	1,012	575	98	1,685

Total segment revenue	24,195	3,306	98	27,599
Inter-segment revenue	(145)	—	—	(145)

Revenues	24,050	3,306	98	27,454

Operating (loss)/profit - segment results	(165)	167	12	14
Interest income	533	5	5	543
Finance costs	(1,037)	(82)	(3)	(1,122)
Share of results of associates	—	—	(9)	(9)
Share of results of jointly controlled entities	—	—	(4)	(4)

(Loss)/profit before income tax	(669)	90	1	(578)
Income tax	153	(11)	(3)	139

(Loss)/profit for the year	(516)	79	(2)	(439)

A. Operating Results

The following tables set forth our summary income statements and balance sheet data:

	Year ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Income Statements Data
IFRS
Revenues	14,470	21,386	27,454	37,634	42,521
Other operating income	50	85	245	424	605
Operating expenses	(14,454)	(20,239)	(27,685)	(41,050)	(43,087)
Operating profit/(loss)	66	1,232	14	(2,991)	39
Finance costs, net	(775)	(641)	(578)	(757)	141
Profit/(loss) before income tax	(741)	586	(577)	(3,616)	268
Profit/(loss) for the year attributable to equity holders of the Company	(1,097)	321	(467)	(3,313)	269
Earnings/(loss) per share attributable to equity holders of the Company(1)	(0.23)	0.07	(0.10)	(0.68)	0.06

	As of December 31
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data
Cash and cash equivalents	1,583	2,114	1,864	1,987	1,655
Net current liabilities	(9,982)	(12,491)	(25,572)	(24,616)	(26,074)
Non-current assets	33,039	36,812	52,882	52,152	58,227
Long term borrowings, including current portion	(11,223)	(10,736)	(12,659)	(14,932)	(14,675)
Obligations under finance leases, including current portion	(7,101)	(8,662)	(10,588)	(11,949)	(16,452)
Total share capital and reserves	6,175	6,481	6,096	2,815	3,028

(1)	The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

2007 Compared to 2006

Revenues

Our revenues increased by 13.0% from RMB37,634 million in 2006 to RMB42,521 million in 2007 (net of the applicable PRC business tax). This increase was primarily due to an increase in the revenues of our passenger business segment and cargo and mail business segment, as a result of increased traffic volume, partly offset by the average yield. In 2007, we transported a total of 39.2 million passengers, representing an 11.8% increase from 35.0 million passengers in 2006. Our total passenger traffic (as measured in RPKs) increased by 13.8% from 50,272 million passenger-kilometers in 2006 to 57,183 million passenger-kilometers in 2007 and our total cargo and mail traffic (as measured in RFTKs) increased by 7.0% from 2,444 million freight tonne-kilometers in 2006 to 2,614 million freight tonne-kilometers in 2007. Our average yield for the passenger business segment remained at RMB0.61 per passenger-kilometer, whereas our average yields for the cargo and mail business segment decreased by 8.7% from RMB2.3 per tonne-kilometer in 2006 to RMB2.1 per tonne-kilometer in 2007.

Passenger business segment revenues

Our total passenger business segment revenues, including revenues generated from cargo carried by passenger flights, increased by 11.7% from RMB34,702 million in 2006 to RMB38,746 million in 2007. Total passenger business segment revenues after elimination of inter-segment revenues, which accounted for 90.3% of our total revenues, increased by 12.9% from RMB34,012 million in 2006 to RMB38,397 million in 2007. The increase was primarily due to the increase in traffic revenues for the passenger business segment.

Our traffic revenues for the passenger business segment increased by RMB4,047 million, or 12.1%, from RMB33,490 million in 2006 to RMB37,537 million in 2007, due to the increase in traffic revenues generated from our domestic and international services, partly offset by those generated from our Hong Kong regional services.

In accordance with our internal financial reporting, our passenger business segment includes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our passenger related operating statistics, such as passenger traffic volume and passenger yield, exclude cargo carried by passenger flights. The following discussion of our passenger revenues (excluding cargo carried by passenger flights) and passenger related operating statistics conform to industry practice.

Our domestic passenger traffic revenues (excluding Hong Kong passenger revenues), which accounted for 61.8% of our total passenger traffic revenues in 2007, increased by 14.8% from RMB18,947 million in 2006 to RMB21,747 million in 2007. This increase was primarily due to an increase in our domestic passenger traffic following increases in our capacity. Compared to 2006, our domestic passenger traffic (as measured in RPKs) increased by 13.5%, from 31,272 million tonne-kilometers in 2006 to 35,492 million tonne-kilometers in 2007. The number of passengers carried on domestic routes increased by 12.3%, from 27.7 million in 2006 to 31.2 million in 2007. Our passenger-kilometers yield for domestic routes remained at RMB0.61 per passenger-kilometer.

International passenger traffic revenues, which accounted for 32.1% of our total passenger traffic revenues in 2007, increased by 22.5% from RMB9,206 million in 2006 to RMB11,274 million in 2007. This increase was primarily due to an increase in our international passenger traffic, which resulted from increases in our capacity, as well as an increase in air fares. Our international passenger traffic (as measured in RPKs) increased by 18.8% in 2007, from 15,478 million in 2006 to 18,386 million in 2007. The number of passengers carried on international routes increased by 18.0%, from 4.8 million in 2006 to 5.7 million in 2007. Our passenger-kilometers yield for international routes increased from RMB0.58 per passenger-kilometer in 2006 to RMB0.61 per passenger-kilometer in 2007.

Hong Kong passenger traffic revenues, which accounted for 6.1% of our total passenger traffic revenues in 2007, decreased by 16.1% from RMB2,554 million in 2006 to RMB2,143 million in 2007. This decrease was due to a slight decrease of 6.5%, from 3,521 million in 2006 to 3,305 million in 2007, in our Hong Kong passenger traffic (as measured in RPKs), as well as in our passenger-kilometers yield. The number of passengers carried on Hong Kong routes decreased 6.3%, from 2.5 million in 2006 to 2.3 million in 2007. Our passenger-kilometers yield for Hong Kong routes decreased from RMB0.71 per passenger-kilometer in 2006 to RMB0.65 per passenger-kilometer in 2007.

Cargo and mail segment revenues

We generate cargo and mail revenues from our cargo and mail transportation services. Our total revenues from our cargo and mail business segment, excluding revenues generated form cargo carried by passenger flights, increased by 13.0% from RMB3,552 million in 2006 to RMB4,015 million in 2007. There were no inter-segment revenues in 2006 and 2007. The increase was primarily due to an increase in our cargo and mail traffic caused by increases in service volume as a result of the expansion of our capacity, partly offset by the average cargo yield. Cargo and mail yield decreased from RMB2.30 in 2006 to RMB2.10 in 2007 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

Our traffic revenues for cargo and mail business segment increased by RMB270 million, or 9.5%, from RMB2,843 million in 2006 to RMB3,114 million in 2007, due to the increase in traffic revenues generated from our international services and Hong Kong regional services.

In accordance with our internal financial reporting, our cargo and logistics business segment excludes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our cargo and mail related operating statistics, such as cargo and mail traffic volume and cargo and mail yield, include cargo carried by passenger flights. The following discussion of our cargo and mail revenues (including cargo carried by passenger flights) and cargo and mail related operating statistics conform to industry practice.

Our domestic cargo and mail traffic revenues (excluding Hong Kong cargo and mail revenues), which accounted for 10.8% of our total cargo and mail traffic revenues in 2007, increased by 17.2% from RMB506 million in 2006 to RMB593 million in 2007. This increase was primarily due to an increase in our domestic cargo and mail traffic, as well as an increase in service charges. Compared to 2006, our domestic cargo and mail traffic (as measured in RFTKs) increased by 5.9%, from 575 million in 2006 to 609 million in 2007. The weight of cargo and mail carried on domestic routes increased by 5.7%, from 439 million kilograms in 2006 to 464 million kilograms in 2007. Our freight tonne-kilometers yield for domestic routes increased from RMB0.87 per tonne-kilometer to RMB0.98 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 79.6% of our total cargo and mail traffic revenues in 2007, decreased slightly by 0.7% from RMB4,396 million in 2006 to RMB4,364 million in 2007, due to a significant decrease in service charges despite the increase of 10.3% in the weight of cargo and mail carried on international routes from 359 million kilograms in 2006 to 396 million kilograms in 2007. Our freight tonne-kilometers yield for international routes decreased from RMB2.54 per tonne-kilometer to RMB2.31 per tonne-kilometer.

Hong Kong cargo and mail traffic revenues, which accounted for 9.6% of our total cargo and mail traffic revenues in 2007, decreased by 27.0% from RMB723 million in 2006 to RMB528 million in 2007. This decrease was primarily due to a decrease of 16.8%, from 141 million in 2006 to 118 million in 2007, in our Hong Kong cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on Hong Kong routes also decreased by 16.6%, from 96 million kilograms in 2006 to 80 million kilograms in 2007. Our freight tonne-kilometers yield for Hong Kong routes increased from RMB5.24 per tonne-kilometer to RMB4.49 per tonne-kilometer.

Other revenues

We also generated revenues other than passenger and cargo and mail services from airport ground services and ticket handling services. Airport ground services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao Airport and Pudong International Airport. Our total other revenues increased by 12.5% from RMB2,061 million in 2006 to RMB2,318 million in 2007 due to the increase in ticketing services as a result of increases in ticket refund charges and airport ground services as a result of increased air traffic.

Operating Expenses

Our two business segments, namely, our passenger business segment and our cargo and mail business segment, incur similar operating expenses which are subject to similar trends. As a result, we do not provide segmental analysis for our operating expenses and the following discussion is based on our business as a whole.

Our total operating expenses increased by 5.0% from RMB41,050 million in 2006 to RMB43,087 million in 2007 primarily due to a significant increase in aviation fuel expenses, wages, salaries and other benefits, take off and landing charges, office, administration and other expenses and selling and marketing expenses, partly offset by the decrease in aircraft operating lease and aircraft maintenance expenses. However, our total operating expenses as a percentage of our revenues decreased from 109.1% in 2006 to 101.3% in 2007.

Aviation fuel expenses, which accounted for 35.1% of our total operating expenses in 2007, increased by 11.1% from RMB13,609 million in 2006 to RMB15,117 million in 2007. This increase was primarily due to rising fuel prices, the increase in fuel consumption due to the substantial increase in our total flying hours and mileage in 2007. In 2007, we consumed a total of 2.55 million tonnes of aviation fuel, representing an increase of 9.5% compared to 2006. We paid a weighted average fuel price of RMB5,879 per tonne in 2007, representing an increase of RMB99 per tonne, or approximately 1.7%, from RMB5,780 per tonne in 2006. Aviation fuel expenses accounted for 35.1% of our total operating expenses in 2007, as compared to 33.3% in 2006.

Take-off and landing charges, which accounted for 12.0% of our total operating expenses in 2007, increased by 3.71% from RMB4,989 million in 2006 to RMB5,174 million in 2007 primarily due to the increase in our flights from approximately 340,000 in 2006 to approximately 370,000 in 2007, while party offset by a decrease in the average take-off and landing charges.

Wages, salaries and benefits, which accounted for 10.0% of our total operating expenses in 2007, increased by 22.3% from RMB3,538 million in 2006 to RMB4,327 million in 2007, primarily due to the increase in the number of our employees following the expansion of our core business operations, the improvement of basic salaries and the increase in flying hour payments resulting from the increase in the flying hours of our pilots.

Office, administration and other expenses, which was largely incurred by our passenger business segment, increased by 8.9% from RMB3,621 million in 2006 to RMB3,943 million in 2007 primarily due to our business expansion, an increase in overseas crew expenses and an increase in settlement fees due to flight delays resulting from the additional number of flights.

Selling and marketing expenses, which was largely incurred by our passenger business segment, increased by 4.0% from RMB1,735 million in 2006 to RMB1,805 million in 2007, accounting for 4.2% of our total operating expenses in 2007. The increase was primarily due to the increase in agency business handling fees and distribution system service fees as a result of an increase in the number of passengers carried as well as an increase in the price of overseas distribution systems.

Aircraft operating lease expenses decreased by 3.5% from RMB2,955 million in 2006 to RMB2,851 million in 2007. The decrease was mainly due to the expiry of operating leases of certain aircraft in 2007 and the appreciation of the Renminbi against the U.S. dollar. The number of aircraft operated by us increased from 205 as of December 31, 2006 to 223 as of December 31, 2007. Depreciation and amortization expenses increased by 4.7% from RMB4,597 million in 2006 to RMB4,812 million in 2007 primarily due to the expansion of the scale of our operations and the introduction of additional aircraft.

Aircraft maintenance expenses, which accounted for 5.6% of our total operating expenses in 2007, decreased by 9.6% from RMB2,647 million in 2006 to RMB2,392 million in 2007. This was principally due to the timing of overhauls of aircraft under operating leases.

Other Operating Income

Our other operating income was primarily generated from government subsidies and a revaluation of our financial instruments. The net amount of our other operating income increased from RMB424 million in 2006 to RMB605 million in 2007 primarily due the fact that revaluation of our financial instruments resulted  in net losses of RMB38 million in 2006 and net gains of RMB117 million in 2007. The increase was also due to an increase in government subsidies from RMB462 million in 2006 to RMB488 million in 2007. The government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs increased by 12.1% from RMB1,766 million in 2006 to RMB1,979 million in 2007 primarily due to interest expenses of RMB732 million on finance leases, representing an increase of 23.7% from 2006, and interest expenses of RMB1,629 million on loans from banks and other financial institutions, representing an increase of 3.1% from 2006. However, the above amounts were partly offset by the recognition of a net exchange gain of RMB2,023 million arising from the retranslation of U.S. dollar denominated liabilities.

Net Profit

As a result of the foregoing operating results, the net profit attributable to equity holders was RMB269 million in 2007, as compared to a net loss of RMB3,313 million in 2006.

Fixed Assets

Our Company had approximately RMB47,548 million of fixed assets as of December 31, 2007, including aircraft, engines and flight equipment with a value of approximately RMB43,036 million. Fixed assets are initially recognized at cost and are subsequently stated at a revalued amount, being their fair values at the date of revaluation less any subsequent accumulated depreciation.

Market conditions and global economic factors that are beyond our control affect the valuation of fixed assets. The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our Directors have reviewed the carrying value of our property, plant and equipment as of December 31, 2007. An impairment loss of RMB131 million was recognized for certain aircraft and related equipment reclassified to non-current assets held for sale. Except for this amount, the value of other assets is not materially different from their carrying amounts.

2006 Compared to 2005

Revenues

Our revenues increased by 37.1% from RMB27,454 million in 2005 to RMB37,634 million in 2006 (net of the applicable PRC business tax). This increase was primarily due to an increase in our passenger business segment revenues, as a result of an increase in our capacity resulting from our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan and our acquisitions of other aircraft, which increased our traffic volume and average yield. In 2006, we transported a total of 24.3 million passengers, representing a 44.3% increase from 35.0 million passengers in 2005. Our total passenger traffic (as measured in RPKs) increased by 38.2% from 36,381 million passenger-kilometers in 2005 to 50,272 million passenger-kilometers in 2006 and our total cargo and mail traffic (as measured in RFTKs) increased by 13.6% from 2,152 million freight tonne-kilometers in 2005 to 2,444 million freight tonne-kilometers in 2006. Our average yield for the passenger business segment increased from RMB0.57 per passenger-kilometer to RMB0.61 per passenger-kilometer, whereas our average yields for the cargo and mail business segment slightly decreased by 0.4% from RMB2.31 per tonne-kilometer in 2005 to RMB2.30 per tonne-kilometer in 2006.

Passenger business segment revenues

Our total passenger business segment revenues, including revenues generated from cargo carried by passenger flights, increased by 43.4% from RMB24,195 million in 2005 to RMB34,702 million in 2006. Total passenger business segment revenues after elimination of inter-segment revenues, which accounted for 90.4% of our total revenues, increased by 41.4% from RMB24,050 million in 2005 to RMB34,012 million in 2006. The increase was primarily due to the increase in traffic revenues for the passenger business segment.

Our traffic revenues for the passenger business segment increased by RMB10,307 million, or 44.5%, from RMB23,183 million in 2005 to RMB33,490 million in 2006 due to the increase in the revenues generated from our domestic, international and Hong Kong services.

In accordance with our internal financial reporting, our passenger business segment includes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our passenger related operating statistics, such as passenger traffic volume and passenger yield, exclude cargo carried by passenger flights. The following discussion of our passenger revenues (excluding cargo carried by passenger flights) and passenger related operating statistics conform to industry practice.

Our domestic passenger traffic revenues (excluding Hong Kong passenger revenues), which accounted for 61.7% of our total passenger traffic revenues in 2006, increased by 65.6% from RMB11,442 million in 2005 to RMB18,947 million in 2006. This increase was primarily due to an increase in our domestic passenger traffic following increases in our capacity, as well as an increase in air fares. Our domestic passenger traffic increased (as measured in RPKs) by 54.2%, from 20,278 million in 2005 to 31,272 million in 2006. The number of passengers carried on domestic routes increased by 19.2% from 18.2 million passengers in 2005 to 21.7 million passengers in 2006. Our passenger-kilometers yield for domestic routes increased from RMB0.56 per passenger-kilometer in 2005 to RMB0.61 per passenger-kilometer in 2006.

International passenger traffic revenues, which accounted for 30.0% of our total passenger traffic revenues in 2006, increased by 31.4% from RMB7,007 million in 2005 to RMB9,206 million in 2006. This increase was primarily due to an increase in our international passenger traffic, which resulted from increases in our capacity, as well as an increase in air fares. Our international passenger traffic (as measured in RPKs) increased by 20.8% in 2006, from 12,819 million in 2005 to 15,478 million in 2006. The number of passengers carried on international routes increased by 27.8%, from 3.8 million in 2005 to 4.8 million in 2006. Our passenger-kilometers yield for international routes increased from RMB0.54 per passenger-kilometer in 2005 to RMB0.58 per passenger-kilometer in 2006.

Hong Kong passenger traffic revenues, which accounted for 8.3% of our total passenger traffic revenues in 2006, increased by 2.2% from RMB2,498 million in 2005 to RMB2,554 million in 2006 due to an increase in our Hong Kong passenger traffic, partly offset by the decrease in air fares. Our Hong Kong passenger traffic (as measured in RPKs) increased slightly by 7.2% in 2006, from 3,284 million in 2005 to 3,521 million in 2006. Our passenger-kilometers yield for Hong Kong routes decreased from RMB0.76 per passenger-kilometer in 2005 to RMB0.71 per passenger-kilometer in 2006.

Cargo and mail business segment revenues

We generate cargo and mail revenues from our cargo and mail transportation services. Our total revenues from our cargo and mail transportation services business segment, excluding revenues generated from cargo carried by passenger flights, increased by 7.4% from RMB3,306 million in 2005 to RMB3,552 million in 2006. There were no inter-segment revenues in 2005 and 2006. The increase was primarily due to an increase in our cargo and mail traffic following an increase in our capacity. Cargo and mail yield decreased slightly from RMB2.31 in 2005 to RMB2.30 in 2006 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

Our traffic revenues for cargo and mail business segment increased by RMB658 million, or 13.3%, from RMB2,731 million in 2005 to RMB2,843 million in 2006 due to the increase in revenues generated from our international and Hong Kong services.

In accordance with our internal financial reporting, our cargo and logistics business segment excludes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our cargo and mail related operating statistics, such as cargo and mail traffic volume and cargo and mail yield, include cargo carried by passenger flights. The following discussion of our cargo and mail revenues (including cargo carried by passenger flights) and cargo and mail related operating statistics conform to industry practice.

Our domestic cargo and mail traffic revenues (excluding Hong Kong cargo and mail revenues), which accounted for 9.0% of our total cargo and mail traffic revenues in 2006, increased by 46.2% from RMB346 million in 2005 to RMB506 million in 2006. This increase was primarily due to an increase in our domestic cargo and mail traffic following increases in our capacity, as well as an increase in service charges. Our domestic cargo and mail traffic (as measured in RFTKs) increased by 40.3%, from 410 million in 2005 to 575 million in 2006. The weight of cargo and mail carried on domestic routes increased by 39.0%, from 316 million kilograms in 2005 to 439 million kilograms in 2006. Our freight tonne-kilometers yield for domestic routes increased from RMB0.85 per tonne-kilometer in 2005 to RMB0.87 per tonne-kilometer in 2006.

International cargo and mail traffic revenues, which accounted for 78.2% of our total cargo and mail traffic revenues in 2006, increased by 10.7% from RMB3,970 million in 2005 to RMB4,396 million in 2006. This increase was primarily due to an increase in our international cargo and mail traffic, which resulted from increases in our capacity, as well as an increase in air fares. Our international cargo and mail traffic (as measured in RFTKs) increased by 7.5% in 2006, from 1,607 million in 2005 to 1,728 million in 2006. The weight of cargo and mail carried on international routes increased by 3.2%, from 348 million kilograms in 2005 to 359 million kilograms in 2006. Our freight tonne-kilometers yield for international routes increased from RMB2.48 per tonne-kilometer in 2005 to RMB2.54 per tonne-kilometer in 2006.

Hong Kong cargo and mail traffic revenues, which accounted for 12.9% of our total cargo and mail traffic revenues in 2006, increased by 11.3% from RMB650 million in 2005 to RMB723 million in 2006 due to an increase in our Hong Kong cargo and mail traffic and the increase in service charges. Our Hong Kong cargo and mail traffic (as measured in RFTKs) increased slightly by 4.8% in 2006, from 135 million in 2005 to 141 million in 2006. The weight of cargo and mail carried on Hong Kong routes increased by 3.9%, from 92 million kilograms in 2005 to 96 million kilograms in 2006. Our freight tonne-kilometers yield for Hong Kong routes increased from RMB4.76 per tonne-kilometer in 2005 to RMB5.24 per tonne-kilometer in 2006.

Other revenues

We also generated revenues other than passenger and cargo and logistics services from airport ground services and ticket handling services. Airport ground services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao Airport and Pudong International Airport. Our total other revenues increased by 22.3% from RMB1,685 million in 2005 to RMB2,061 million in 2006 due to the increase in revenues generated from airport ground services.

Operating Expenses

Our two business segments, namely our passenger business segment and our cargo and mail business segment, incur similar operating expenses which are subject to similar trends. As a result, we do not provide segmental analysis for our operating expenses and the following discussion is based on our business as a whole.

Our total operating expenses increased by 48.3% from RMB27,685 million in 2005 to RMB41,050 million in 2006 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. In addition, increases of depreciation and amortization, aircraft operating lease expense, take-off and landing charges, wages, salaries and benefits, aircraft maintenance expenses and office, administrative and other expenses also contributed to the increase of our operating expenses. Our total operating expenses as a percentage of our revenues increased from 100.8% in 2005 to 109.1% in 2006.

Aviation fuel expenses, which accounted for 33.2% of our total operating expenses in 2006, increased by 53.1% from RMB8,889 million in 2005 to RMB13,609 million in 2006. This increase was primarily due to rising fuel prices and our business expansion in 2006. In 2006, we consumed a total of 2,346,400 tonnes of aviation fuel, representing an increase of 23.9% compared to 2005. The weighted average fuel price paid by our Company was RMB5,780 per tonne in 2006, representing an increase of RMB1,454 per tonne, 33.6%, from RMB4,326 per tonne in 2005. Aviation fuel expenses accounted for 33.3% of our total operating expenses in 2006, as compared to 32.1% in 2005.

Depreciation and amortization and aircraft operating lease rentals, which accounted for 18.4% of our total operating expenses in 2006, increased by 32.0% from RMB5,723 million in 2005 to RMB7,552 million in 2006 primarily due to the introduction of additional aircraft which were primarily financed by way of finance or operating leases, resulting in a larger increase in depreciation and operating lease expenses. The number of aircraft operated by us increased from 180 as of December 31, 2005 to 205 as of December 31, 2006.

Take-off and landing charges, which accounted for 12.2% of our total operating expenses in 2006, increased by 34.2% from RMB3,719 million in 2005 to RMB4,989 million in 2006 primarily due to the expansion of our business and the increase in the number of our flights, while partly offset by a decrease in the average take-off and landing charges resulting from an increase in the number of domestic flights. The number of our flights increased from approximately 211,000 in 2005 to approximately 340,000 in 2006.

Wages, salaries and benefits, which accounted for 8.6% of our total operating expenses in 2006, increased by 48.1% from RMB2,389 million in 2005 to RMB3,538 million in 2006 primarily due to a significant increase in the number of our employees following our acquisition of certain selected assets and liabilities relating to aviation businesses of CEA Northwest and CEA Yunnan. The total number of our employees increased by 31.0% from 29,301 as of December 31, 2005 to 38,392 as of December 31, 2006.

Aircraft maintenance expenses, which accounted for 6.4% of our total operating expenses in 2006, increased by 91.3% from RMB1,384 million in 2005 to RMB2,647 million in 2006. The main reason for the increase was that more aircraft were delivered for repair as a result of the continuous expansion in our fleet size.

Office, administrative and other expenses, which accounted for 8.8% of our total operating expenses in 2006, increased by 42.0% from RMB2,550 million in 2005 to RMB3,621 million in 2006 primarily due to our business expansion, resulting in increases in flight training expenses and branch office expenses.

Other Operating Income

Our other operating income was primarily generated from government subsidies and fair value gains on our financial instruments. The net amount of our other operating income increased from RMB245 million in 2005 to RMB424 million in 2006 primarily due to an increase in government subsidies from RMB193 million in 2005 to RMB462 million in 2006. The government subsidies represent subsidies granted to us by local governments in consideration of the relocation of our international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport, subsidies granted by various local municipalities to encourage our Company to operate certain routes to places where these municipalities are located and other subsidies granted by the PRC Government.

Finance Costs

Our finance costs increased by 57.4% from RMB1,122 million in 2005 to RMB1,766 million in 2006 primarily due to an increase in interest relating to obligations under finance leases from RMB325 million in 2005 to RMB544 million in 2006, representing an increase of 59.7%, and interest expenses of RMB1,581 million on loans from banks and other financial institutions, representing an increase of 60.3% from RMB990 million in 2005. However, the above amounts were partly offset by the recognition of a net carrying exchange gain of RMB888 million arising from the retranslation of foreign currency liabilities.

Net Loss

As a result of the foregoing operating results, the net loss attributable to equity holders was RMB3,313 million in 2006, as compared to a net loss of RMB467 million in 2005.

Fixed Assets

Our Company had approximately RMB40,050 million of fixed assets as of December 31, 2006, including aircraft, engines and flight equipment with a value of approximately RMB35,793 million. Fixed assets are initially recognized at cost and are subsequently stated at a revalued amount, being their fair values at the date of revaluation less any subsequent accumulated depreciation.

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

B. Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2006 and 2007, we had cash and cash equivalents of RMB1,987 million and RMB1,655 million, respectively.

Cash Flows from Operating Activities

In 2007, we had net cash inflow from operating activities of RMB2,695 million as a result of our cash generated from operations of RMB4,998 million less interest and income tax we paid in 2007. Our cash generated from operations of RMB4,998 million was mainly due to operating profit before working capital changes of RMB5,978 million and the changes in working capital of RMB980 million. The operating profit before working capital changes of RMB5,978 was a result of the profit before income tax of RMB268 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB4,787 million, and (ii) interest expenses of RMB1,978 million, partly offset by net foreign exchange gains of RMB2,023 million. Changes in working capital mainly consist of (i) value for flight equipment spare parts of RMB501 million, (ii) trade receivables of RMB369 million, (iii) prepayments, deposits and other receivables of RMB337 million, partly offset by (i) amounts due from related parties of RMB350 million and (ii) sales in advance of carriages of RMB320 million.

In 2006, we had net cash inflows from operating activities of RMB1,339 million as a result of the cash generated from operations in the amount of RMB3,459 million less interest and income tax we paid in 2006. Our cash generated from operations amounted to RMB3,459 million was mainly due to our operating profit before working capital changes of RMB3,383 million and the changes in working capital of RMB75 million. The operating profit before working capital changes of RMB3,383 million was a result of the loss before income tax of RMB3,616 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB4,566 million, (ii) interest expenses of RMB1,822 million, and (iii) a revaluation deficit of RMB1,035 million, partly offset by net foreign exchange gains of RMB888 million. Changes in working capital mainly consisted of other payables and accrued expenses in the amount of RMB1,510 million, partly offset by (i) the value of flight equipment spare parts of RMB583 million, (ii) prepayments, deposits and other receivables in the amount of RMB503 million, and (iii) trade payables and notes payables in the amount of RMB182 million.

In 2005, we had net cash inflows from operating activities of RMB1,952 million as a result of the cash generated from our operations in the amount of RMB3,370 million less interest and income tax we paid in 2005. Our cash generated from operations of RMB3,370 million was primarily due to our operating profit before working capital changes of RMB4,309 million and the changes in working capital of RMB939 million. The operating profit before working capital changes of RMB4,309 million was a result of the loss before income tax of RMB577 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB3,912 million and (ii) interest expenses of RMB1,100 million, partly offset by net foreign exchange gains of RMB415 million. Changes in working capital mainly consisted of (i) other payables and accrued expenses in the amount of RMB1,013 million, (ii) value of flight equipment spare parts in the amount of RMB295 million, and (iii) prepayments, deposits and other receivables of RMB288 million, partly offset by trade payables and notes payables in the amount of RMB821 million.

Cash Flows from Investing Activities

In 2007, our net cash outflow from investing activities was RMB1,756 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircrafts of RMB3,737 million and (ii) additions of property, plant and equipment of RMB1,592 million, partly offset by the refund of advanced payments upon delivery of aircrafts of RMB3,065 million.

In 2006, our net cash outflow from investing activities was RMB1,679 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircrafts of RMB4,561 million and (ii) additions of property, plant and equipment of RM880 million, partly offset by the refund of advanced payments upon delivery of aircrafts of RMB3,745 million.

In 2005, our net cash outflow from investing activities was RMB10,369 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircrafts of RMB7,752 million and (ii) additions of property, plant and equipment of RMB2,676 million.

Cash Flows from Financing Activities

In 2007, our net cash outflow from financing activities was RMB1,254 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term bank loans of RMB16,020 million, (ii) repayments of notes payable of RMB6,206 million, (iii) repayments of long-term bank loans of RMB2,985 million and (iv) repayments of principal for finance leases of RMB2,975 million, partly offset by (i) proceeds from draw down of short-term bank loans of RMB18,465 million, (ii) proceeds from issuance of notes payable of RMB4,351 million and (iii) proceeds of draw down of long-term bank loans of RMB3,383 million.

In 2006, our net cash inflow from financing activities was RMB421 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB14,749 million, (ii) proceeds from issuance of notes payable of RMB7,696 million and (iii) proceeds from draw down of long-term bank loans of RMB6,910 million, partly offset by (i) repayments of short-term bank loans of RMB15,134 million, (ii) repayments of notes payable of RMB6,014 million, (iii) repayments of long-term bank loans of RMB4,179 million and (iv) repayment of debentures of RMB2,000 million.

In 2005, our net cash inflow from financing activities was RM8,186 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB14,307 million, (ii) proceeds from draw down of long-term bank loans of RMB5,135 million, (iii) proceeds from issuance of notes payable of RMB4,229 million and (iv) proceeds from issuance of debentures of RMB1,952 million, partly offset by (i) repayments of short-term bank loans of RMB8,873 million, (ii) repayments of long-term bank loans of RMB3,843 million, (iii) repayments of notes payable of RMB3,376 million and (iv) principal repayments of finance lease obligations of RMB1,157 million.

Working Capital and Liabilities

We generally operate with a working capital deficit. As of December 31, 2007, our current liabilities exceeded our current assets by RMB26,074 million. In comparison, our current liabilities exceeded our current assets by RMB24,616 million as of December 31, 2006. The increase in our current liabilities in 2007 was primarily due to an increase in borrowings for payment of advances on aircraft and flight equipment, other payables and accrued expenses, including accrued fuel cost, accrued aircraft overhaul expenses and accrued salaries, wages and benefits, and sales in advance of carriage. Short-term loans outstanding totaled RMB13,176 million and RMB15,189 million as of December 31, 2006 and 2007, respectively. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. Long-term bank loans outstanding totaled RMB14,932 million and RMB14,675 million as of December 31, 2006 and 2007, respectively.

Our consolidated interest-bearing borrowings as of December 31, 2006 and 2007 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31
	2006	2007
	(RMB million)

Secured bank loans	6,656	4,767
Unsecured bank loans	21,452	25,097
Total	28,108	29,864

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2006 and 2007 was as follows:

	As of December 31
	2006	2007
	(RMB million)

Within one year	16,016	18,495
In the second year	3,053	5,927
In the third to fifth year inclusive	7,561	4,217
After the fifth year	1,478	1,226
Total	28,108	29,864

As of December 31, 2007, our interest rates relating to short-term borrowings ranged from 4.38% to 6.72%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 4.52% to 7.64%. Our bank loans are denominated in Renminbi, U.S. dollars, Euro and Hong Kong dollars. As of December 31, 2007, our total bank loans denominated in Renminbi amounted to RMB12,529 million, our total bank loans denominated in U.S. dollars amounted to RMB17,197 million, our total bank loans denominated in Euro amounted to RMB130 million, while our bank loans denominated in Hong Kong dollar were equivalent to approximately RMB8 million. See Note 27 to the consolidated financial statements for more information on our borrowings.

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

We have, and in the future may continue to have, substantial debts. As of December 31, 2006 and 2007, our long-term debt to equity ratio was 7.7 and 8.6, respectively. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Capital Expenditures

Our aircraft orders as of December 31, 2007 included commitments to acquire 39 aircraft to be delivered in 2008 and 2009. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB50,853 million, including RMB17,127 million in 2008 and RMB15,057 million in 2009, in each case subject to contractually stipulated increases or any increase relating to inflation. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2008. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

The following table sets forth our current estimate of our capital expenditures for 2008, 2009, 2010 and 2011:

	Year ending December 31,
	2008E	2009E	2010E	2011E
	(RMB million)
Property, plant and equipment	17,127	15,057	13,960	2,532

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2007:

	Payments Due by Period
	(RMB millions)
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt	14,675	3,305	5,927	4,217	1,226
Capital Leases	20,608	3,357	2,206	5,714	9,331
Operating Leases	15,400	2,614	2,382	5,033	5,371
Unconditional Purchase Obligations	50,853	17,127	15,057	18,669	–
Other Long-term Obligations(1)	864	–	–	–	–
Post-retirement Benefit Obligations(1)	1,405	–	–	–	–
Deferred Tax Liabilities	50	–	–	–	–
Short-term Bank Loans	15,189	15,189	–	–	–
Interest Obligations	7,389	2,113	1,111	2,336	1,829
Under Finance Lease	4,156	811	639	1,509	1,197
Under Bank Loans	3,233	1,302	472	827	632
Fixed Rate	1,639	869	193	288	289
Variable Rate(2)	1,594	433	279	539	343
Total	126,433	43,705	26,683	35,969	17,757

(1)	Figures of payments due by period are not available.

(2)
For our variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 1%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2007. A 1% increase in the interest rate would increase the interest obligations by RMB274 million in total with RMB74 million in year 1, RMB48 million in years 2, RMB93 million in years 3 to 5 and RMB59 million for subsequent years.

	Total Amounts Committed	Amount of Commitment Expiration Per Period (RMB millions)
Other Commercial Commitments	(RMB millions)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Line of Credit	28,478	1,233	27,245	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total	28,478	1,233	27,245

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

Estimated impairment of property, plant and equipment and intangible assets

We test whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates which are disclosed in Note 16(a) to the financial statements.  In 2007, after reviewing the business environment as well as our objectives and past performance,  there was no material impairment loss for goodwill.

Valuation of property, plant and equipment

Our property, plant and equipment is subsequently stated at revalued amounts less accumulated depreciation in accordance with the accounting policy stated in Note 2(m) to the financial statements. Revaluations of property, plant and equipment will be performed at sufficiently regular intervals, at least every five years, by independent professional valuers. In each of the intervening years valuations will be undertaken by our Directors. If the subsequent revalued amounts differ materially from carrying amounts, the carrying amounts will be adjusted to the revalued amounts. Their recorded value is impacted by management judgment, including valuations performed by management and/or independent professional valuers, estimates of useful lives, residual values and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.  Our Directors have reviewed the carrying value of our fixed assets as of December 31, 2007 and concluded that there is RMB131 million valuation deficit relating to certain aircraft and related equipment. With the exception of those assets giving rise to the valuation deficit referred to above, the revalued amounts of the other assets are not materially different from their carrying amounts.

Revenue recognition

We recognize passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(f) to the financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management annually evaluates the balance in the Sales in advance of carriage account (“SIAC”) and records any adjustments, which can be material, in the period the evaluation is completed.  These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

Overhaul costs

The overhaul costs in relation to return condition checks for aircraft and engines under operating leases is provided on a straight line basis over the term of the leases. Overhaul costs for aircraft and engines owned by us or held under finance leases are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. All other repairs and maintenance costs are charged to the income statements as and when incurred. The amount of overhaul costs charged/amortized to operating profits is impacted by management’s estimates of the expected flying hours and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft. Different judgments or estimates could significantly affect the estimated overhaul expense and materially impact the results of operations. During the year ended December 31, 2007, we reviewed the way we account for certain aircraft maintenance activities and decided to change our accounting policy with respect to the cost of major overhauls of airframes and engines held under operating leases. The review of our accounting policy was, in part, initiated in response to recent changes in generally accepted accounting practice in the United States which have eliminated the use of the accrual method for overhauls. See Note 2(b)(i) for details.

Retirement benefits

We operate and maintain defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 32 to the financial statements.

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(k) to the financial statements, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2007, the notional amount of outstanding interest rate swap agreements was approximately US$624 million, compared to US$631 million as of December 31, 2006. These interest rate swap agreements will expire between 2008 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2007, the notional amount of the outstanding currency forward contracts was approximately US$33 million, which was the same as of December 31, 2006. These currency forward contracts will expire between 2008 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies (including the U.S. dollar and the Japanese yen) following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB2,023 million in 2007, compared to a net exchange gain of RMB888 million in 2006.

Taxation

Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we have been subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries are incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB5,849 million and RMB5,380 million as of December 31, 2006 and 2007, respectively, which can be used to set off against future taxable income before 2008 and 2012, respectively.

On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008. The PRC enterprise income tax rate for the Company and all its subsidiaries, except those registered in Hong Kong, has been changed to a standard tax rate of 25%. However, the tax bureau in which the Company and certain of its subsidiaries are registered has not yet announced the detailed transitional provisions from the old rate to the new CIT rate. For the purposes of deferred tax calculations, the Company and its subsidiaries apply a 25% tax rate effective since January 1, 2008. The net deferred tax position of the Company and its subsidiaries as of December 31, 2007 is insignificant and management considers that the change in tax rate will not have a material impact on our deferred tax position. Further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the tax authorities. As and when the tax authorities announce the additional regulations, we will assess their impact, if any, and the corresponding change in accounting estimate will be accounted for prospectively.

Inflation

In recent years, China has not experienced significant inflation and in 2006, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5% and 4.8% in 2006 and 2007, respectively. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2008 or later periods.  We are still assessing the impact of these new/revised standards and interpretations in detail.

•	IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008)

•	IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008)

•	IAS 1 (Revised), “Presentation of Financial Statements” (effective from January 1, 2009)

•	IFRS 8, “Operating segments” (effective from January 1, 2009)

•	IAS 27 (Revised) “Consolidated and Separate Financial Statements” (effective from annual period beginning on or after July 1, 2009)

•	IFRS 3 (Revised) “Business Combinations” (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009)

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

Name	Age	Shares Owned	Position

Li Fenghua	58	6,600 A Shares	Chairman of the Board of Directors
Li Jun(1)	55	0	Vice Chairman
Luo Chaogeng(2)	58	6,600	Non-executive Director
Cao Jianxiong(3)	49	7,656 A Shares	Director and President
Luo Zhuping	55	11,616 A Shares	Director and Secretary of the Board
Hu Honggao	54	0	Independent Non-executive Director
Peter Lok	71	0	Independent Non-executive Director
Wu Baiwang	65	0	Independent Non-executive Director
Zhou Ruijin	69	0	Independent Non-executive Director
Xie Rong	56	0	Independent Non-executive Director
Liu Jiangbo(4)	58	0	Chairman of the Supervisory Committee
Xu Zhao(5)	39	0	Supervisor
Wang Taoying(6)	55	0	Supervisor
Yang Jie	38	6,600 A Shares	Supervisor
Liu Jiashun	51	3,960 A Shares	Supervisor
Zhang Jianzhong	53	0	Vice President
Li Yangmin	45	3,960 A Shares	Vice President
Fan Ru(7)	59	3,696 A Shares	Vice President
Luo Weide	52	3,960 A Shares	Chief Financial Officer

(1)	Mr. Li Jun has served as Vice Chairman of our Company since June 29, 2007.

(2)	Mr. Luo Chaogeng has served as Non-executive Director of our Company since June 29, 2007.

(3)	Mr. Cao Jianxiong has served as President of our Company since October 12, 2006.

(4)	Ms. Liu Jiangbo has served as Chairman of the Supervisory Committee since Company as of June 29, 2007.

(5)	Mr. Xu Zhao has served as Supervisor of our Company since June 29, 2007.

(6)	Ms. Wang Taoying has served as Supervisor of our Company since June 29, 2007.

(7)	Mr. Fan Ru has served as a Vice President of our Company since November 21, 2006.

On June 29, 2007, during the 2006 annual general meeting, the shareholders of the Company approved the termination of office for the entire fourth session of the Board of the Company and approved the appointment of Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong as directors to the fifth session of the Board of the Company. The shareholders of the Company also approved the termination of office as a whole for the fourth session of the Supervisory Committee, and approved the appointment of Mr. Liu Jiashun, Ms. Liu Jiangbo and Mr. Xu Zhao as supervisors nominated by shareholders to the fifth session of the Supervisory Committee. Pursuant to an employees’ representatives meeting of the Company, Ms. Wang Taoying and Ms. Yang Jie were nominated as supervisors by the employees of the Company with effect from June 29, 2007.

On June 29, 2007, the fifth session of the Board of the Company convened its first meeting for 2007 and elected Mr. Li Fenghua as the Chairman of the Board of the Company and Mr. Li Jun as the Vice Chairman of the Board of the Company. In addition, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin were appointed as the members of the Audit Committee and Mr. Xie Rong as the chairman of the Audit Committee. Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping were appointed as the members of the planning and development committee of the Company (the “Planning and Development Committee”) and Mr. Wu Baiwang as the chairman of the Planning and Development Committee. Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang were appointed as members of the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”), and Mr. Zhou Ruijin as the chairman of the Remuneration and Assessment Committee. Based on the nomination by the Chairman of the Board of the Company, Mr. Cao Jianxiong was appointed as the President of the Company, and based on the nomination by the President of the Company, Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru were appointed as the Vice Presidents of the Company and Mr. Luo Weide as the Chief Financial Officer of the Company. Based on the nomination by the Chairman of the Board of the Company, Mr. Luo Zhuping was appointed as the secretary to the Board of the Company. Ms. Liu Jiangbo was elected as the chairman of the supervisory committee of the Company

Directors and Executive Officers

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

Mr. Li Jun is currently the Vice Chairman of the Board of the Company and the party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. He holds a bachelor degree in Economic Management and is a qualified Economist.

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

Ms. Liu Jiangbo is currently the chairman of the supervisory committee of the Company (the “Supervisory Committee”), and a party member, vice president, and the head of disciplinary inspection group of CEA holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China in 1987, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China in 1990, deputy director of the transportation division of CAAC in 1994, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited in 2000, and the party member, vice president and head of the disciplinary examination committee of CEA holding in 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA holding. Mr. Xu joined the civil aviation industry in 2007. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since January 2007, Mr. Xu has served as the chief accountant in CEA holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Ms. Wang Taoying, is currently a Supervisor, the assistant to the president, and the general manager of the auditing department of the Company. Ms. Wang joined the civil aviation industry in 1972, was the deputy director of the supervisory and auditing department and the deputy manager of the disciplinary committee office of China Eastern Airlines Company from March 1993 to August 1995. Ms. Wang was the head of the auditing department of China Eastern Airlines Company from August 1995 to March 1997, the supervisor in the first session of the Supervisory Committee from January 1995 to March 1998, the cabin service manager of the Company from March 1997 to April 1999, and the deputy general manager of security department in Pudong, Shanghai of the Company taking charge of the servicing safety in the production procedure from April 1999 to August 2000. Ms. Wang also acted as chief officer of the auditing department of the Company from August 2000 to August 2004. From August 2004 to August 2006, she served as the general manager of the auditing department of the Company and has been the assistant to the president of the Company and the general manager of the auditing department since August 2006. Ms. Wang graduated from the Shanghai Second Polytechnic University, majoring in sociopolitics, and holds a Master of Business Administration degree from the Open University of Macau.

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

B. Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2007 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB2,402,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management are as follows:

	2007
Name and Principal Position	Salaries and allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Li Fenghua*	—	—	—
Luo Chaogeng*	—	—	—
Cao Jainxiong*	—	—	—
Li Jun*	—	—	—
Luo Zhuping	187		187

Independent non-executive Directors
Hu Honggao	120	—	120
Peter Lok	117	—	117
Wu Baiwang	120	—	120
Zhou Ruijin	120	—	120
Xie Rong	120	—	120

Supervisors
Liu Jiangbo*	—	—	—
Yang Jie	144	—	144
Wang Taoying	169	—	169
Liu Jiashun	—	—	—

Vice executive Directors
Zhang Jianzhong	220	—	220
Li Yangmin	202	—	202
Fan Ru	676	—	676

Finance controller
Luo Weide	207	—	207

Total	2,402	—	2,402

*
Certain Directors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

During the year ended December 31, 2007, no Directors and supervisors waived their compensation.

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

Name	Held Position Since	Expiration of Term

Li Fenghua	June 29, 2007	June 29, 2010
Li Jun	June 29,2007	June 29, 2010
Luo Chaogeng	June 29, 2007	June 29, 2010
Cao Jianxiong	June 29, 2007	June 29, 2010
Luo Zhuping	June 29, 2007	June 29, 2010
Hu Honggao	June 29, 2007	June 29, 2010
Peter Lok	June 29, 2007	June 29, 2010
Wu Baiwang	June 29, 2007	June 29, 2010
Zhou Ruijin	June 29, 2007	June 29, 2010
Xie Rong	June 29, 2007	June 29, 2010
Liu Jiangbo	June 29, 2007	June 29, 2010
Xu Zhao	June 29, 2007	June 29, 2010
Wang Taoying	June 29, 2007	June 29, 2010
Yang Jie	June 29, 2007	June 29, 2010
Liu Jiashun	June 29, 2007	June 29, 2010
Zhang Jianzhong	June 29, 2007	June 29, 2010
Li Yangmin	June 29, 2007	June 29, 2010
Fan Ru	June 29, 2007	June 29, 2010
Luo Weide	June 29, 2007	June 29, 2010

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and elected Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin as the members of the Audit Committee and appointed Mr. Xie Rong as the chairman of the Audit Committee. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit committee. The audit committee holds at least four meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”), and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Assessment Committee. The remuneration and assessment committee is authorized to review the performance of our Directors, supervisors and management as well as determine their annual compensation level. The remuneration and assessment committee shall submit to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The remuneration and assessment committee may consult financial, legal or other outside professional firms in carrying out its duties. The remuneration and assessment committee shall meet once a year, within twenty days after the announcement of annual results.

D. Employees

Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our Company does not have any bonus or profit sharing plan or any stock option plan. See Notes 30 and 31 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2005, 2006 and 2007, respectively:

	As of December 31,
	2005	2006	2007

Pilots	2,154	2,696	2,873
Flight attendants	3,752	5,069	5,851
Maintenance personal	4,480	5,595	6,043
Sales and marketing	3,658	2,863	2,483
Other	15,257	22,169	23,227
Total	29,301	38,392	40,477

E. Share Ownership

See Item 6.A and Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2007 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic Shares	CEA Holding	2,904,,000,000	88%	59.67%
H Shares	HKSCC Nominees Limited(1)	1,544,484,799	98.57%	31.73%

(1)	As custodian of the Depositary for American Depositary Shares representing H Shares.

CEA Holding has held 59.67% of our issued and outstanding capital stock since its establishment in October 2002, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2007 and June 18, 2008, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2007 and June 18, 2008, there were, respectively, 55 and 52 registered holders of American depositary receipts evidencing 1,496,150 and 1,281,898 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B. Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 40 to our audited consolidated financial statements.

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

Eastern Aviation Import and Export Corporation, or EAIEC, a 55% owned subsidiary of CEA Holding.

Our Company and EAIEC have entered into an import/export agency agreement dated May 12, 2005 to supersede our agreement dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999. The agreement is subject to renewal. For the year ended December 31, 2007, the handling charges paid to EAIEC were approximately RMB35 million in total.

We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 40(b) to our audited consolidated financial statements for more details.

On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the import and export of aircraft-related accessories, machinery and equipment in substantially the same terms for an additional term of three years commencing from July 1, 2008.

Shanghai Eastern Aviation Advertising Service Co., Ltd., or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

Our Company and Eastern Advertising have entered into an advertising service agreement dated May 12, 2005 to supersede our agreement dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. For the year ended December 31, 2007, the aggregate amount we paid to Eastern Advertising for advertising services was approximately RMB14 million.

On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the provision of advertising services in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

China Eastern Air Catering Investment Co., Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our Company.

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business. For the year ended December 31, 2007, the aggregate amount we paid to the subsidiaries of CEA Catering for the supply of in-flight meals and other services was approximately RMB331 million.

On April 29, 2008, we entered into a service agreement with CEA Catering in substantially the same terms to supercede our agreements dated May 12, 2005. The agreement, regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business, is for a term of three years commencing from July 1, 2008.

Eastern Air Group Finance Co., Ltd., or Eastern Finance, which is 46.3% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

Our Company and Eastern Finance have entered into a financial services agreement dated May 12, 2005 to supersede our agreement with Eastern Finance dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. As of December 31, 2007, we had short-term deposits amounting to RMB408 million placed with Eastern Finance, which paid interest to us at 0.7% per annum. In addition, our Company had short-term loans of RMB260 million from Eastern Finance. During the year ended December 31, 2007, the weighted average interest rate on the loan was 5.3% per annum.

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

On April 29, 2008, we entered into a financial services agreement to renew our agreement dated May 12, 2005 regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references, in substantially the same terms, for an additional term of three years commencing from July 1, 2008. The new financial services agreement is subject to approval by independent shareholders at our upcoming Annual General Meeting scheduled for June 30, 2008.

TravelSky Technology Ltd., which is 33% owned by CEA Holding.

We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the year ended December 31, 2007, we paid ticket reservation service charges to TravelSky of approximately RMB241 million.

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

On April 29, 2008, we entered into a service agreement to renew our agreement dated May 12, 2005, in substantially the same terms. The agreement regarding the provision of comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in our Company’s daily operations extends for an additional term of three years commencing from July 1, 2008.

Ticket Sales

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holdings regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2007, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB9 million.

On April 29, 2008, we entered into certain sales agency service agreements to renew our agreements dated May 12, 2005 regarding the sales of our air tickets by certain subsidiaries of CEA Holding as our sales agents and the provision of complementary services, in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

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

On May 12, 2005, we entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan for a term of three years, subject to renewal of another three years. Pursuant to this property leasing agreement, we leased from CEA Holding, for our use in daily airlines and other business operations: (i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square meters located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; and (ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square meters. Under the property leasing agreement, our Company shall pay annual rentals to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. In 2007, we paid a rental of RMB55 million under this property leasing agreement.

On April 29, 2008, we entered into an agreement to renew the property leasing agreement dated May 12, 2005 for an additional term of three years commencing July 1, 2008. Pursuant to the agreement, we will renew our lease on all properties covered by the previous property leasing agreement entered into on May 12, 2005, except that where we previously leased 81 building properties and related construction, infrastructure and facilities, we will instead lease 77 building properties and related construction, infrastructure and facilities covering an aggregate floor area of approximately 452,949 square meters. In addition, CEA Holding will be the only counterparty in the property leasing renewal agreement. Under the property leasing renewal agreement, our Company will pay annual rentals of approximately RMB55.14 million. The rental payments will be payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The property leasing renewal agreement is subject to approval by independent shareholders at our upcoming Annual General Meeting scheduled for June 30, 2008.

Guarantee by CEA Holding

As of December 31, 2007, certain unsecured long-term bank loans of the Group with an aggregate amount of RMB1,008 million were guaranteed by CEA Holding (see Note 29 to our audited consolidated financial statements).

Subscription Agreement with CEA Holding

Our Company and CEA Holding entered into a subscription agreement on November 9, 2007 for CEA Holding to subscribe in cash for 1,100,418,000 new H Shares, which would represent approximately 23% of our existing H shares, for an aggregate consideration of HK$4.2 million. The subscription agreement was part of a proposed investment by SIA and Temasek. See the section headed “Item 4. Information on the Company – History and Development of the Company”.

Disposal of interests in China Eastern Air Investment Company Limited

On November 16, 2007, our Company, CEA Holding and East China Care System Co., Ltd. entered into an equity transfer agreement regarding our interests in China Eastern Air Investment Company Limited. Our Company agreed to dispose our entire interest of 98.8% in China Eastern Air Investment Company Limited for the consideration of RMB461.9 million, while East China Care System Co., Ltd. also agreed to dispose of its entire 1.2% interest in China Eastern Air Investment Company Limited for the consideration of RMB5.7 million.

C. Interests of Experts & Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. On July 5, 2007, pursuant to several conditions with which our Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. Moreover, the Superior Court scheduled and held a status conference on December 10, 2007, and intends to schedule subsequent status conferences every six months until the litigation in the PRC is resolved or until the Superior Court determines otherwise. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the Superior Court on May 6, 2008. We believe, based on professional advice, that it is unlikely that there will be any material adverse effect on our financial position.

Save for the above-mentioned, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal year ended December 31, 2004, our shareholder’s meeting approved the payment of a cash dividend of RMB0.02 per share. For the fiscal year ended December 31, 2005, our Board of Directors did not recommend any dividend payout. For the fiscal year ended December 31, 2006, our Board of Directors did not recommend any dividend payout due to our operating results in 2006. For the fiscal year ended December 31, 2007, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB2,699 million in the year 2007. The balance of retained profits will be carried forward to next year. We will not convert funds from the common reserve to increase our share capital during this period. The declaration and payment of dividends for years following 2007 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our Directors may deem relevant. Holders of our H Shares will receive the equivalent amount of cash dividend as that declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

B. Significant Changes

Significant Post Financial Statements Events

The newly enacted Enterprise Income Tax Law, or EIT Law, became effective on January 1, 2008, and superseded the Income Tax Law for Foreign Invested Enterprises and Foreign Enterprises of the PRC and the Provisional Regulations on Enterprise Income Tax of the PRC. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Therefore, while we were subject to a 33% income tax rate prior to January 1, 2008, we have been subject to a lower tax rate of 25% starting from January 1, 2008. Although the State Council of the PRC promulgated the implementing rules of the EIT Law in December 2007, a number of detailed implementing rules are still in the process of promulgation and we are currently unable to fully and accurately evaluate its impact on us.

Item 9. The Offer and Listing

A. Offer and Listing Details

 The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as the Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2007 and June 18, 2008, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2007 and June 18, 2008, there were, respectively, 55 and 52 registered holders of American depositary receipts evidencing 1,496,150 and 1,281,898 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic ordinary shares were also outstanding as of June 18, 2008.

The table below sets forth certain market information relating to our H Shares and ADSs in respect of the period from 2002 to June 18, 2008.

	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low

2003	1.39	0.88	18.33	9.60
2004	1.85	1.28	23.22	17.03
2005	1.70	0.95	22.48	12.52
2006	1.70	0.95	22.48	12.52
First Quarter 2006	1.44	1.19	18.24	15.50
Second Quarter 2006	1.29	1.03	16.88	13.07
Third Quarter 2006	1.36	0.99	17.25	13.00
Fourth Quarter 2006	1.73	1.30	22.54	16.91
2007	1.73	1.42	22.54	18.65
First Quarter 2007	2.83	1.68	41.54	24.02
Second Quarter 2007	3.78	2.17	48.52	28.00
Third Quarter 2007	10.50	3.73	147.30	48.05
Fourth Quarter 2007	9.00	5.21	111.58	68.00
December 2007	8.18	6.00	107.00	76.73
January 2008	8.11	5.00	102.99	62.60
February 2008	5.92	4.90	74.25	62.50
March 2008	4.95	3.29	63.14	43.61
April 2008	4.12	2.81	53.19	36.45
May 2008	4.00	3.19	50.93	40.44
June 2008 (up to June 18, 2008)	3.56	2.68	45.45	34.20

B. Plan of Distribution

Not applicable.

C. Markets

Our H shares are listed for trading on the Hong Kong Stock Exchange (Code: 00670), our ADSs are listed for trading on the New York Stock Exchange under the symbol “CEA” and our A shares are listed for trading on the Shanghai Stock Exchange (Code: 600115).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended.  Such summary does not purport to be complete.  For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.

A copy of the English translation of our Articles of Association, as amended on June 29, 2007, is attached as an exhibit to this Annual Report on Form 20-F. We also received shareholder approval at the January 9, 2008 extraordinary general meeting for proposed amendments to the Articles of Association that are conditional upon the completion of the Investor Subscription Agreement between SIA, Temasek and our Company and the completion of the CEA Holding Subscription Agreement between CEA Holding and our Company. As the completion of both the Investor Subscription Agreement between SIA, Temasek and our Company and the CEA Holding Subscription Agreement between CEA Holding and our Company has not yet occurred, we have not included the related proposed amendments in our current Articles of Association as they are not currently in effect.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the "Company Law of the People's Republic of China" (the "Company Law"), the "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share" (the "Special Regulations") and other relevant laws and regulations of the State. We were established by way of promotion with the approval under the document "Ti Gai Sheng" [1994] No.140 of the People's Republic of China's State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China's State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

We were incorporated in the People’s Republic of China for the purpose of providing the public with safe, punctual, comfortable, fast and convenient air transport services and other ancillary services, to enhance the cost-effectiveness of the services and to protect the lawful rights and interests of shareholders.

Board of Directors

The Board of Directors shall consist of eleven (11) directors, who are to be elected at the shareholders’ general meeting and will hold a term of office for three (3) years. At least one-third of the members of the Board of Directors shall be independent directors. The Directors are not required to hold shares of our Company.

Directors who are directly or indirectly materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company (other than his contract of service with our Company) shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the Board of Directors.

In accordance with our Articles, a director shall abstain from voting at a board meeting the purpose of which is to approve contracts, transactions or arrangements that such director or any of his or her associates (as defined in the relevant rules governing the listing of securities) has a material interest. Such director shall not be counted in the quorum for the relevant board meeting.

Unless the interested director discloses his interests in accordance with our Articles of Association and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which the interested director is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested director. A director is also deemed to be interested in a contract, transaction or arrangement in which an associate of the director is interested.

Our Articles provide that our Company shall not in any manner pay taxes for or on behalf of a director or make directly or indirectly a loan to or provide any guarantee in connection with the making of a loan to a director of our Company or of our Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition: (1) the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company; (2) the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, administrative officers to meet expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; (3) our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

Our Articles do not contain any requirements for (i) the directors’ power to vote compensation to themselves or any members of their body, in the absence of an independent quorum or (ii) the directors to retire by a specified age.

Description of the Shares

As of December 31, 2007, our share capital structure was as follows: 4,866,950,000 ordinary shares, of which (a) 2,904,000,000 A shares were issued upon the establishment of the Company and all subscribed for by the promoter of the Company, which represent 59.7% of our share capital, were held by Eastern Air Group Company; (b) 1,566,950,000 H shares, which represent 32.2% of our share capital, were issued to and purchased by foreign investors in an initial public offering; and (c) 396,000,000 A shares, which represent 8.1% of our share capital, were issued to investors in China.

Our ordinary shareholders shall enjoy the following rights:

(i)	the right to dividends and other distributions in proportion to the number of shares held;

(ii)	the right to attend or appoint a proxy to attend Shareholders’ general meetings and to vote thereat;

(iii)	the right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(iv)	the right to transfer shares in accordance with laws, administrative regulations and provisions of these Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

(1) the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

(2) the right to inspect and copy, subject to payment of a reasonable charge;

(a) all parts of the register of shareholders;

(b) personal particulars of each of the Company’s directors, supervisors, general manager, deputy general managers and other senior administrative officers, including:

(aa) present name and alias and any former name or alias;

(bb) principal address (residence);

(cc) nationality;

(dd) primary and all other part-time occupations and duties;

(ee) identification documents and their relevant numbers;

(c) state of the Company’s share capital;

(d) reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(e) minutes of Shareholders’ general meetings and the accountant’s report,

(vi)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(vii)	other rights conferred by laws, administrative regulations and these Articles of Association.

A shareholder (including a proxy), when voting at a Shareholders’ general meeting, may exercise such voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. Our ordinary shareholders are entitled to the right to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription. Our Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

The Listing Agreement between us and the Hong Kong Stock Exchange further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the “Mandatory Provisions”). These sections include provisions relating to (i) varying the rights of existing classes of shares; (ii) voting rights; (iii) our power to purchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

Shareholders’ Meetings

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(i)	where the number of Directors is less than the number of Directors required by the Company Law or two-thirds of the number of Directors specified in these Articles of Association;

(ii)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(iii)	where shareholder(s) holding 10 per cent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(iv)	when deemed necessary by the Board of Directors or as requested by the supervisory committee.

When we convene a shareholders’ general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to us twenty (20) days before the date of the meeting. When we convene a shareholders’ annual general meeting, shareholders holding 5 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and we shall place those matters in the proposed motions within the scope of functions and powers of the Shareholders’ general meeting on the agenda.

Shareholders’ Rights

Set forth below is certain information relating to the H Shares, including a brief summary of certain provisions of the Articles, and selected laws and regulations applicable to us.

Sources of Shareholders’ Rights

The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and the PRC Company Law. The Articles of Association incorporate mandatory provisions in accordance with the Mandatory Provisions. We are further subject to management ordinances applicable to the listed companies in Hong Kong SAR and the United States, as our H Shares are listed on the Hong Kong Stock Exchange and the New York Stock Exchange (in the form of ADSs).

In addition, for so long as the H Shares are listed on The Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities and Futures Ordinance of Hong Kong (the “SFO”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below derived from the Articles of Association, the PRC Company Law and abovementioned laws and regulations.

Significant Differences in the H Shares and A Shares

Holders of H Shares and A Shares, with minor exceptions, are entitled to the same economic and voting rights. The Articles of Association provide that dividends or other payments payable to H Share holders shall be declared and calculated in Renminbi and paid in Renminbi, while those to A Share holders shall be declared and calculated in Renminbi and paid in the local currency at the place where such A Shares are listed ( if there is more than one place of listing, then the principal place of listing as determined by the Board of Directors). In addition, the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by investors within the territory of the PRC.

Restrictions on Transferability and the Share Register

H Shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

Pursuant to the Articles of Association, we may refuse to register a transfer of H Shares unless

(1)
a fee (for each instrument of transfer) of two dollars and fifty cents Hong Kong dollars or any higher fee as agreed by the Stock Exchange has been paid to us for registration of any transfer or any other document which is related to or will affect ownership of or change of ownership of the shares;

(2)	the instrument of transfer only involves H Shares;

(3)	the stamp duty chargeable on the instrument of transfer has been paid;

(4)	the relevant share certificate and upon the reasonable request of the Board of Directors any evidence in relation to the right of the transferor to transfer the shares have been submitted;

(5)	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four (4);

(6)	we do not have any lien on the relevant shares.

If we refuse to register any transfer of shares, we shall within two months of the formal application for the transfer provide the transferor and the transferee with a notice of refusal to register such transfer. No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a Shareholders' general meeting or within five (5) days before the record date established for the purpose of distributing a dividend.

Merger and Acquisitions

In the event of the merger or division of our Company, a plan shall be presented by our Board of Directors and shall be approved in accordance with the procedures stipulated in our Articles of Association and then the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand that we or the shareholders who consent to the plan of merger or division acquire such dissenting shareholders’ shareholding at a fair price. The contents of the resolution of merger or division of our Company shall be made into special documents for shareholders’ inspection.

Repurchase of Shares

We may, with approval according to the procedures provided in these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(i) cancellation of shares for the reduction of its capital;

(ii) merging with another company that holds shares in our Company;

(iii) other circumstances permitted by relevant laws and administrative regulations.

We shall not repurchase its issued shares except under the circumstances stated above.

We may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(i) making a pro rata general offer of repurchase to all our shareholders;

(ii) repurchasing shares through public dealing on a stock exchange;

(iii) repurchase by an off-market agreement outside a stock exchange.

Interested Shareholders

Articles 88 and 89 of our Articles of Associations provide the following:

Article 88:

The following circumstances shall be deemed to be a variation or abrogation of the class rights of a class:

(i)  to increase or decrease the number of shares of such class, or increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of the shares of that class;

(ii) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class;

(iii) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(iv) to reduce or remove a dividend preference or a liquidation preference attached to shares of such class;

(v) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of such class;

(vi) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(vii) to create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of such class;

(viii) to restrict the transfer or ownership of the shares of such class or add to such restrictions;

(ix) to allot and issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(x) to increase the rights or privileges of shares of another class;

(xi) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring;

(xii) to vary or abrogate the provisions of this Chapter.

Article 89:

Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 88, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

(i) in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 30, a “controlling shareholder” within the meaning of Article 33;

(ii) in the case of a repurchase of shares by an off-market contract under Article 30, a holder of the shares to which the proposed contract relates;

(iii) in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Changes in Capital

Article 78(1) provides that any increase or reduction in share capital shall be resolved by a special resolution at a shareholders’ general meeting.

Changes in Registered Capital

The Company may reduce its registered share capital. It shall do so in accordance with the Company Law, any other relevant regulatory provisions and these Articles of Association.

Recent Amendments to the Articles of Association

On June 29, 2007, our shareholders approved an amendment to Article 21 of the Articles of Association. The Articles were amended by adding the following new paragraph after the first paragraph of Article 21:

“On 18th December, 2006, the share reform plan of the Company was approved in the relevant shareholders’ meeting of the A share market. Upon the implementation of the share reform, the total share capital of the Company remained unchanged and still comprised 4,866,950,000 shares, of which 2,904,000,000 A shares, representing 59.67% of the total share capital of the Company, were held by China Eastern Air Holding Company. The 1,566,950,000 shares, representing 32.20% of the total share capital of the Company, were overseas listed H shares, and the 396,000,000 shares, representing 8.13% of the total share capital of the Company, were domestic listed A shares.”

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

•	an amendment to an aircraft purchase agreement, dated as of June 26, 2006, between our Company and Airbus SAS regarding the purchase of 30 Airbus A320 aircraft (with engines); and

•	an aircraft purchase agreement, dated January 30, 2008, between our Company and Boeing regarding the purchase of 30 737 NG aircraft (with engines).

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

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on or off the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying 0.1% of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, Hong Kong stamp duty at the rate described above for sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. Holders of the ADSs are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with respect to persons passing away on or after February 11, 2006.

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

Individual Investors

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

Enterprises

Under the newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law, effective January 1, 2008, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. The rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

Tax Treaties

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

Individual Investors

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

Enterprises

Under the EIT Law and the implementation regulations to the EIT Law, gains realized upon the sale of Overseas Shares by “non-resident enterprises” may be subject to PRC taxation at the rate of 10% (or lower treaty rate).

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

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust

–	subject to the primary supervision of a United States court and the control of one or more United States persons; or

–	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

Taxation of Dividends

Subject to the discussions below under “-PFIC Rules,” the gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in our 2008 taxable year or any future year. However, our PFIC status in future years will depend on the composition of our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

If we make a distribution paid in Hong Kong dollars (or other foreign currency), you will be considered to receive the U.S. dollar value of the distribution determined at the spot Hong Kong dollar (or such other foreign currency)/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation — China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial. The rules relating to the foreign tax credit are complex. You should consult your own tax advisors regarding the effect of these rules in your particular circumstances.

Taxation of Capital Gains

Subject to the discussions below under “-PFIC Rules,” upon a sale, exchange or other disposition of the H shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

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

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, because the determination of the PFIC status is a factual determination that must be made at the close of each taxable year, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

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

J. Comparison of NYSE Corporate Governance Rules and PRC Corporate Governance Rules for Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including our Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences under the section entitled “Report of Directors” of our 2007 Hong Kong Annual Report, which can be accessed through the following link on our website:
http://www.ce-air.com/upload/zh_CN/eastern/investor/finance/PDF1209446086066.pdf

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2007, the notional amount of the outstanding interest rate swap agreements was approximately US$624 million. These interest rate swap agreements will expire between 2008 and 2016. The carrying amounts, the estimated fair value and the effect as a result of the change of the average interest rate on our long-term and other loans as of December 31, 2007 are set forth as follows:

RMB’000

Carrying amounts	14,674,826
Estimated fair value	14,111,199
Decrease in the estimated fair value resulting from an increase of the average interest rate by 1%	188,577
Increase in the estimated fair value resulting from a decrease of the average interest rate by 1%	207,115

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2008 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, Renminbi has appreciated significantly against certain foreign currencies, including U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2007 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account Decrease/Increase by RMB’000

U.S. dollar appreciates/ (depreciates) by 5%	1,555,851

Japanese yen appreciates/ (depreciates) by 5%	27,139

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007, the end of the fiscal year covered by this Annual Report. Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

For the year ended December 31, 2006, we identified the following material weaknesses in our internal control over financial reporting:

(i)
We did not maintain effective controls over the financial reporting process to ensure the completeness and accuracy of the preparation and review of our consolidated financial statements. Specifically, our Company did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information, including the review of certain spreadsheets, to ensure the completeness and accuracy of our consolidated financial statements and disclosures, including the processes required to ensure complete and accurate recording and disclosure relating to deferred income tax accounting, the consolidated statement of cash flows, and certain property, plant and equipment disclosures. This control deficiency resulted in audit adjustments and additional disclosures to the 2006 consolidated financial statements.

(ii)
We did not maintain effective controls over the completeness and accuracy of our Company’s deferred income tax assets and liabilities and our related provision for income taxes account. Specifically, our Company did not maintain effective controls over the accuracy and completeness of the components of the income tax provision calculations and related deferred income taxes, and over the monitoring of the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the reported deferred income tax balances. In addition, our Company did not maintain effective controls to ensure that the appropriate factors were used in estimating the valuation allowance for our deferred income tax assets. This control deficiency resulted in audit adjustments to income tax expense and deferred income tax asset and liability accounts in the 2006 annual consolidated financial statements.

During 2007, we implemented the following remediation measures to address the weaknesses described above:

(i)	We launched a risk management project and hired professional consultants to revise our risk management framework and refine our future plans for risk management.

(ii)
We hired additional accounting personnel to increase the number of staff members familiar with IFRS accounting standards. We also improved our training programs for finance employees in relation to IFRS and the preparation of financial statements as well as enhanced our control over spreadsheets.

(iii)
We specifically assigned personnel to calculate our deferred income tax assets and liabilities. Moreover, we improved the training resources for our employees in relation to deferred tax calculation and related review and monitoring procedures.

As of December 31, 2007, our management determined that applicable controls were effectively designed and operating so as to enable our management to conclude that the material weaknesses described above have been remediated.

In addition to the remediation measures above which were designed to address specifically the material weaknesses we identified in 2006, we made the following additional material changes to our internal control over financial reporting during the period covered by this Annual Report:

(i)
We established a complete set of procedures to track and control rotables, a type of re-usable component in our aircraft, that were subject to repair. In addition, we maintained a list of rotables under repair the value attributed to and summarized those being scrapped during the year. We also established procedures to ensure that our estimation and calculation of the value attributed to rotables are in compliance with both PRC GAAP and IFRS.

(ii)
We increased the use of electronic tickets (90% for domestic routes and 80% for international routes), which has improved our ability to reconcile the balances in the settlement system and the accounting system. On a monthly basis, we assigned employees in our Settlement Department to reconcile and analyze discrepancies between these balances.

(iii)
On a monthly basis, our Accounting Department analyzed and assessed the reasonableness of the provisions for fuel, food and beverage and take-off and landing expenses. We conducted an aging analysis of our provisions on a monthly basis and reconciled balances with our main suppliers on a semi-annual basis.

(iv)
In order to prevent fraud, our Accounting System Management Department disabled the function within our ORACLE system that previously allowed the same individual to both record and review accounting entries.

(v)
Our Information Technology Management Department has implemented technology management policies at our headquarters and all branches, which included the strengthening of the controls over access to information on our Company’s intranet.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Xie Rong, the chairman of our audit committee, is an independent financial expert serving on our audit committee.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this Annual Report. Our code of ethics can also be found on our corporate website, http://www.ce-air.com/cea2/en_US/cea2_enUS_news_detail/0,15275,200,00.html?newsId=200. A copy of our code of ethics will be provided to any person free of charge upon written request to Zhuping Luo, Secretary Office of the Board of Directors, Eastern Airlines Corporation Limited at 2550 Hongqiao Road, Hongqiao Airport, Shanghai 200335, the People’s Republic of China.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2006	20,000,000	0	120,000	0
2007	18,380,000	0	60,000	0

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2006 and 2007 and services provided in connection with regulatory filings.

Audit-Related Fees

Audit-related fees primarily consist of fees for assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. No audit-related services were performed by Pricewaterhouse Coopers for the fiscal years ended December 31, 2006 and 2007.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

All Other Fees

No other services were performed by PricewaterhouseCoopers for the fiscal years ended December 31, 2006 and 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-102.

Item 19. Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on June 29, 2007 (English translation).

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation).(1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (5)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation).(3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (5)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (5)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (5)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5)

8.1	List of Subsidiaries (as of June 18, 2008).

11.1	Code of Ethics (English translation).

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

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

Date: June 24, 2008

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005, 2006 AND 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 24, 2008

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands except for per share data)

		Year ended December 31,
		2005	2006	2007
	Note	RMB’000	RMB’000	RMB’000

Revenues	5	27,454,443	37,634,132	42,521,226
Other operating income, net	6	245,279	424,265	604,713
Operating expenses
Aircraft fuel		(8,888,873)	(13,608,793)	(15,117,147)
Take-off and landing charges		(3,718,846)	(4,989,382)	(5,174,183)
Depreciation and amortization		(3,936,941)	(4,597,178)	(4,811,916)
Wages, salaries and benefits	8	(2,388,837)	(3,538,082)	(4,327,397)
Aircraft maintenance		(1,383,989)	(2,647,340)	(2,392,039)
Food and beverages		(976,787)	(1,188,016)	(1,235,578)
Aircraft operating lease rentals		(1,785,615)	(2,954,751)	(2,850,873)
Other operating lease rentals		(212,027)	(276,715)	(292,844)
Selling and marketing expenses		(1,261,999)	(1,734,987)	(1,805,342)
Civil aviation infrastructure levies		(466,191)	(696,428)	(781,613)
Ground services and other charges		(115,516)	(162,104)	(224,466)
Office, administrative and other expenses		(2,549,853)	(3,620,718)	(3,943,083)
Deficits on revaluation/impairment loss	17,37	-	(1,035,343)	(130,921)
Total operating expenses		(27,685,474)	(41,049,837)	(43,087,402)
Operating profit/(loss)	9	14,248	(2,991,440)	38,537
Finance income	10	543,340	1,008,563	2,119,881
Finance costs	11	(1,121,690)	(1,765,981)	(1,978,550)
Share of results of associates	20	(9,030)	103,566	58,312
Share of results of jointly controlled entities	21	(4,300)	29,595	30,086
Profit/(loss) before income tax		(577,432)	(3,615,697)	268,266
Taxation	12(a)	138,704	162,932	(23,763)
Profit/(loss) for the year		(438,728)	(3,452,765)	244,503
Attributable to:
Equity holders of the Company		(467,307)	(3,313,425)	268,896
Minority interests		28,579	(139,340)	(24,393)
		(438,728)	(3,452,765)	244,503
Earning/(loss) per share attributable to the equity holders of the Company during the year
– basic and diluted	15	RMB(0.10)	RMB (0.68)	RMB 0.06
The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in thousands)

		December 31,
		2006	2007
	Note	RMB’000	RMB’000

Non-current assets

Intangible assets	16	1,337,554	1,244,706
Property, plant and equipment	17	40,050,466	47,548,204
Lease prepayments	18	1,054,362	967,497
Advanced payments on acquisition of aircraft	19	7,668,708	6,695,573
Investments in associates	20	623,390	601,119
Investments in jointly controlled entities	21	115,540	336,966
Available-for-sale financial assets		47,554	53,236
Other long-term assets	22	1,099,265	660,751
Deferred tax assets	12	82,146	113,211
Derivative assets	34	73,269	6,077
		52,152,254	58,227,340
Current assets

Flight equipment spare parts		1,198,642	1,124,936
Trade receivables and notes receivable	23	1,719,782	2,096,007
Amounts due from related companies	40	352,719	65,455
Prepayments, deposits and other receivables	24	2,759,065	2,555,649
Cash and cash equivalents	25	1,987,486	1,655,244
Derivative assets	34	113,532	89,470
Non-current assets held for sale	37	882,426	2,262,058
		9,013,652	9,848,819
Current liabilities

Sales in advance of carriage		891,659	1,211,209
Trade payables and notes payable	26	5,026,764	3,137,880
Amounts due to related companies	40	348,477	671,593
Other payables and accrued expenses	27	7,873,603	9,624,491
Current portion of obligations under finance leases	28	2,803,956	2,545,223
Current portion of borrowings	29	16,016,327	18,494,521
Income tax payable		80,483	90,867
Current portion of provision for aircraft overhaul expenses	30	20,900	-
Derivative liabilities	34	124,722	20,238
Liabilities directly associated with non-current assets held for sale	37	442,935	127,239
		33,629,826	35,923,261
Net current liabilities		(24,616,174)	(26,074,442)
Total assets less current liabilities		27,536,080	32,152,898

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in thousands)

		December 31,
		2006	2007
	Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	28	9,048,642	13,906,987
Borrowings	29	12,091,413	11,369,307
Provision for aircraft overhaul expenses	30	489,721	956,910
Other long-term liabilities	31	614,655	864,336
Deferred tax liabilities	12	68,459	50,369
Post-retirement benefit obligations	32(b)	1,292,960	1,370,702
Long-term portion of staff housing allowance	33(b)	439,491	-
Derivative liabilities	34	14,096	21,558
		24,059,437	28,540,169
Net assets		3,476,643	3,612,729

Equity
Capital and reserves attributable to the equity holders of the Company

Share capital	35	4,866,950	4,866,950
Reserves	36	(2,052,053)	(1,839,187)
		2,814,897	3,027,763
Minority interests		661,746	584,966
Total equity		3,476,643	3,612,729

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED CASH FLOWS STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands)

		Year ended December 31,
		2005	2006	2007
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	38(a)	3,369,783	3,458,510	4,998,034
Interest paid		(1,357,402)	(2,097,077)	(2,240,721)
Income tax paid		(59,932)	(22,740)	(62,549)
Net cash inflow from operating activities		1,952,449	1,338,693	2,694,764

Cash flows from investing activities

Additions of property, plant and equipment		(2,676,050)	(879,756)	(1,592,310)
Proceeds from disposal of property, plant and equipment		32,923	328,419	70,681
Acquisition of land use rights		(31,780)	(37,158)	-
Acquisition of available-for-sale financial assets		(1,256)	(6,751)	-
Advanced payments on acquisition of aircraft		(7,751,197)	(4,560,694)	(3,737,079)
Refund of advanced payments upon delivery of aircraft		-	3,744,513	3,064,580
Repayment of other payables (instalment payment for acquisition of an airline business)		(30,000)	(30,000)	(30,000)
Interest received		128,700	120,161	96,849
Dividend received		-	8,617	22,367
Acquisitions of controlling interests in associates, net of cash outflow	38(d)	(40,704)	(366,529)	-
Capital injection in jointly controlled entity		-	-	(92,416)
Proceeds from disposal of interest in a subsidiary	38(c)	-	-	441,002
Decrease in bank deposits		270	-	-
Net cash outflow from investing activities		(10,369,094)	(1,679,178)	(1,756,326)

Notes to consolidated cash flow statements is set out in Note 38 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED CASH FLOWS STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands)

		Year ended December 31,
		2005	2006	2007
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		14,307,315	14,748,954	18,464,695
Repayments of short-term bank loans		(8,872,754)	(15,133,553)	(16,020,304)
Proceeds from draw down of long-term bank loans		5,135,286	6,909,927	3,383,349
Repayments of long-term bank loans		(3,843,483)	(4,179,412)	(2,985,480)
Principal repayments of finance lease obligations		(1,157,334)	(2,539,995)	(2,974,718)
Proceeds from issuance of notes payable		4,228,783	7,696,014	4,351,121
Repayments of notes payable		(3,376,072)	(6,014,279)	(6,206,321)
Repayment of debentures		-	(2,000,000)	-
Refund of deposits for finance leases upon maturities		-	1,046,732	779,646
2004 dividend paid		(97,339)	(60,000)	-
Dividends paid to minority shareholders of subsidiaries		(90,000)	(53,550)	(46,400)
Proceeds from issuance of debentures		1,951,600	-	-
Net cash inflow/(outflow) from financing activities		8,186,002	420,838	(1,254,412)
Net increase / (decrease) in cash and cash equivalents		(230,643)	80,353	(315,974)
Cash and cash equivalents at January 1		2,114,447	1,864,001	1,987,486
Exchange adjustments		(19,803)	43,132	(16,268)
Cash and cash equivalents at December 31		1,864,001	1,987,486	1,655,244

Notes to consolidated cash flow statements is set out in Note 38 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2005	4,866,950	1,189,867	466,768	6,523,585	820,835	7,344,420
Cash flow hedges, net of tax	-	136,587	-	136,587	-	136,587
Dividend relating to 2004	-	(97,339)	-	(97,339)	-	(97,339)
Dividend paid to minority interest in subsidiaries	-	-	-	-	(90,000)	(90,000)
Loss for the year	-	-	(467,307)	(467,307)	28,579	(438,728)
Contribution from minority interest in subsidiaries	-	-	-	-	63,063	63,063
Balance at December 31, 2005	4,866,950	1,229,115	(539)	6,095,526	822,477	6,918,003

Balance at January 1, 2006	4,866,950	1,229,115	(539)	6,095,526	822,477	6,918,003
Cash flow hedges, net of tax	-	8,441	-	8,441	-	8,441
Revaluation reserve, net of tax, arising from the acquisition of a controlling interest in an associate	-	24,355	-	24,355	-	24,355
Dividend paid to minority interests in subsidiaries	-	-	-	-	(42,892)	(42,892)
Loss for the year	-	-	(3,313,425)	(3,313,425)	(139,340)	(3,452,765)
Additions through acquisitions of subsidiaries	-	-	-	-	21,501	21,501
Transfer to other reserve	-	20,966	(20,966)	-	-	-
Balance at December 31, 2006	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643

Balance at January 1, 2007	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Cash flow hedges, net of tax		(78,197)	-	(78,197)	-	(78,197)
Dividend paid to minority interest in subsidiaries	-	-	-	-	(46,400)	(46,400)
Profit for the year	-	-	268,896	268,896	(24,393)	244,503
Revaluation of available for sale investments in associates	-	22,167	-	22,167	-	22,167
Disposal of a subsidiary	-	-	-	-	(5,987)	(5,987)
Adjustment to statutory and discretionary reserves (Note 36)	-	(428,808)	428,808	-	-	-
Balance at December 31, 2007	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729

The accompanying notes are an integral part of these consolidated financial statement

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

These consolidated financial statements have been approved for issue by the Board of Directors on April 14, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

The Group’s accumulated losses were approximately RMB2,637million as at December 31, 2007 and its current liabilities exceeded its current assets by approximately RMB26,074million. Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board of Directors consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these consolidated financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(i)	Standards, amendment and interpretations effective in 2007

▪
IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments.

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group’s operations

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2008 or later periods, but the Group has not early adopted them:

▪
IFRIC 13, 'Customer loyalty programmes' (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group will apply IFRIC 13 from January 1, 2009. The expected impact is still being assessed in detail by management.

▪
IFRIC 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the Group’s accounts.

▪
IAS 1 (Revised), “Presentation of Financial Statements” (effective from January 1, 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Group will apply IAS 1 (Revised) from January 1, 2009.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group’s operations (continued)

▪
IFRS 8, 'Operating segments ' (effective from January 1, 2009). IFRS replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the Group’s financial statements.

▪
IAS 27 (Revised) “Consolidated and Separate Financial Statements” (effective from annual period beginning on or after July 1, 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from January 1, 2010.

▪
IFRS 3 (Revised) “Business Combinations” (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are ‘capable of being conducted’ rather than ‘are conducted and managed’. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The Group will apply IFRS 3 (Revised) from January 1, 2010.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Revised accounting estimates and change of accounting policy

(i)	Treatments on aircraft and engine overhaul costs

During the year ended December 31, 2007, the Group reviewed the way it accounts for certain aircraft maintenance activities and decided to change its accounting policy with respect to the cost of major overhauls of airframes and engines held under operating leases. The review of the Group’s accounting policy was, in part, initiated in response to recent changes in generally accepted accounting practice in the United States which have eliminated the use of the accrual method for overhauls.

Previously, the Group accrued for the cost of periodic major overhauls of airframes over the period between overhauls based on flying hours but only accrued for certain return condition checks for engines based on the specific terms of operating lease agreements. The Group has now adopted a new policy under which the periodic cost of major overhauls of both airframes and engines is expensed as incurred and accrual is made for the estimated cost of return condition checks (for both airframes and engines) on a straight line basis over the term of the relevant lease. The Group determined that its new policy for accounting of overhauls for aircraft under operating leases is more relevant and appropriate in the context of the significant growth in the size of the Group’s fleet. The new policy is consistent with similar policies adopted by many other large international airlines with mature fleets. The impact of the change in accounting policy for airframes is immaterial to the amounts reported in prior years. If the adjustments had been applied retrospectively, the impact would have been to decrease aircraft maintenance expense and loss for the year ended December 31, 2006 by RMB 78 million (2005: increase aircraft maintenance expense and loss for the year by RMB 26 million).

As part of the Group’s review of its accounting for overhaul costs, inconsistencies were identified in (1) the way that the Group’s previous policies had been applied to certain individual engines based on interpretation of their lease contracts; and (2) the accounting for maintenance costs under certain “Power by hour” contracts where maintenance contractors receive agreed payments based on the number of operating hours for the engine. The net effect of the necessary adjustments, if they had been applied retrospectively, would have been to increase aircraft maintenance expense and loss for the year ended December 31, 2006 by RMB 33 million (2005: decrease aircraft maintenance expense and loss for the year by RMB 35 million). The impact of these corrections is immaterial to the amounts reported in prior years.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Revised accounting estimates and change of accounting policy (continued)

(i)	Treatments on aircraft and engine overhaul costs (continued)

The aggregate impact of the application of the change in accounting policy and the correction of the inconsistencies referred to above is immaterial to both the 2007 and prior year financial statements and all changes have been recognized in the current year. The cumulative impact of the new policy and the corrections was an increase of RMB 31 million in net assets and profit as of and for the year ended December 31, 2007.

(ii)	Change in useful life of flight equipment

The Group has changed the estimated useful life of flight equipment. Previously, flight equipment was depreciated over 20 years plus an annual provision of 7% for scrapped items. The economic useful life of flight equipment has been reviewed and is now depreciated over 10 years with no annual provision for scrapped items with effect from January 1, 2007. Management considers the new treatment more accurately reflects past experience and is consistent with industry practice. The change in estimate has resulted in a decreased depreciation charge of RMB44 million for the year ended December 31, 2007.

(iii)	Change in depreciation method for components related to engine overhaul

The Group has changed the depreciation method applied to components related to engine overhauls. Previously, components related to engine overhauls were depreciated on a straight-line basis over 2 to 8 years. The economic useful life of components related to engine overhauls has been reviewed and is now depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Management considers the new policy better reflects the pattern in which the component’s future economic benefits are expected to be consumed by the entity. The change in estimate has resulted in a decreased depreciation charge of RMB109 million for the year ended December 31, 2007.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Consolidation (continued)

(ii)	Transactions with minority interests

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

(iii)	Associates

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

Dilution gains and losses in associates are recognized in the consolidated income statement.

A listing of Group’s principal associates is set out in Note 20.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Consolidation (continued)

(iv)	Jointly controlled entities

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

The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognize its share of profits or losses from the joint venture that result from the Group’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

A listing of Group’s principal jointly controlled entities is set out in Note 21.

(d)	Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

(f)	Revenue recognition and sales in advance of carriage

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

(ii)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group’s agents on their behalf, and is recognized in the income statement upon ticket sales.

(iii)	Other revenue

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Government grants

Grants from the Government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(h)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under the leases. As the Group has obligation to fulfill these return conditions, provision for these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhauls costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(m)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(i)	Interest income

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

(j)	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Current and deferred tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in ‘intangible assets’. Goodwill on acquisition of associates and jointly controlled entities is included in ‘investments in associates’ and ‘investments in jointly controlled entities’ and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Intangible assets (continued)

(ii)	Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalised and are being amortized on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 to 6 years. Costs associated with developing or maintaining computer software programmes are recognized as expense when incurred.

(m)	Property, plant and equipment

Property, plant and equipment is recognized initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to initial recognition, property, plant and equipment is stated at fair value, based on periodic, but at least once every five years, valuations by external independent valuers, less subsequent accumulated depreciation and accumulated impairment losses. In the intervening years, the Directors review the carrying values of property, plant and equipment and adjustment is made where they are materially different from fair value. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases relating to the same asset are charged against the revaluation reserve directly in shareholders’ equity; all other decreases are charged to the income statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 2 to 8 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Property, plant and equipment (continued)

Except for components related to overhaul costs, depreciation method of which has been described in the proceeding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2(n)).

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized within office, administrative and other expenses, in the income statement. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

Construction in progress represents buildings under construction and plant and equipment, being mainly flight simulators, pending instalation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(n)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of the land use rights on a straight-line basis.

(p)	Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(q)	Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realizable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(r)	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(s)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Borrowings

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

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Leases

(i)	A Group company is the lessee

Finance leases
The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

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

(ii)	A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Available-for-sale financial assets

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

(z)	Dividend distribution

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

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board of Directors. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

(i)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars, Japanese Yen and Euro. Foreign exchange risk arises from ticket sales made in overseas offices, expenses, recognized assets and liabilities denominated in currencies other than RMB.

The Group normally generates sufficient foreign currencies for payment of foreign currency expenses. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 34(b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (continued)

The following table details the Group’s and the Company’s exposure at the balance sheet date to currency risk.

	2006			2007
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	712,769	38,698	212,987	1,019,596	54,185	420,927
Cash and cash equivalents	435,944	66,454	68,950	736,951	92,205	70,996
Trade and other payables	(315,560)	(955)	(170)	(317,867)	(6,017)	(16)
Obligation under finance leases	(9,733,992)	-	(1,615,949)	(15,417,522)	-	(1,034,688)
Borrowings	(16,698,321)	(100,000)	-	(17,196,836)	(130,145)	-
Currency derivatives at notional value	259,069	-	-	241,052	-	-
Net balance sheet exposure	(25,340,091)	4,197	(1,334,182)	(30,934,626)	10,228	(542,781)

The following table indicates the approximate change in the Group’s and the Company’s profit and loss and other components of consolidated equity in response to a 5% appreciation/depreciation of RMB against the following currencies.

	2006		2007
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	1,259,358	9,760	1,555,851	1,228

Euro	(210)	-	(511)	-

Japanese Yen	66,709	-	27,139	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During 2007 and 2006, the Group’s borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 29 and 34(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the Group’s interest rate profile of the interest-bearing financial instruments at the balance sheet date.

	2006	2007
	RMB’000	RMB’000
Fixed rate instruments
Borrowings	(8,779,059)	(9,734,862)
Obligations under finance leases	(9,304,320)	(14,570,519)
Interest rate swaps	3,829,675	3,342,023
Net exposure	(14,253,704)	(20,963,358)

	2006	2007
	RMB’000	RMB’000
Floating rate instruments
Cash and cash equivalents	1,987,486	1,655,244
Borrowings	(19,328,681)	(20,128,966)
Obligations under finance leases	(2,548,278)	(1,881,691)
Interest rate swaps	1,097,224	1,217,691
	(18,792,249)	(19,137,722)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity in response to reasonable possible changes in the interest rate.

	2006			2007
	Increase /(decrease) in interest rates	Effect on profit and loss	Effect on other components of equity	Increase /(decrease) in interest rates	Effect on profit and loss	Effect on other components of equity
		RMB’000	RMB’000		RMB’000	RMB’000
Floating rate instruments	0.25%	(36,086)	1,227	0.25%	(57,681)	27,872

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. Aircraft fuel accounts for 35% of the Group’s operating expenses for the year ended December 31, 2007 (2006: 33%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 34(c) to the financial statements.

For the year ended, if fuel prices had been 5% higher/lower with all other variables held constant, the impact is shown below.

	2006	2007
	Effect on profit and loss	Effect on profit and loss
	RMB’000	RMB’000
Net increase in fuel price	17,960	8,766
Net decrease in fuel price	(45,290)	(17,531)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

The Group has policies in place to ensure that blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on their credit standing.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB896 million as at December 31, 2007 (2006: RMB650 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 23.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 40). The management does not expect any loss to arise from non-performance by these banks and financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(v)	Liquidity risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at December 31, 2007, the Group’s net current liabilities amounted to RMB26,074 million (2006: RMB24,616million). For the year ended December 31, 2007, the Group recorded a net cash outflow from operating activities of RMB2,695 million (2006: inflow RMB1,339 million), a net cash outflow from investing activities and financing activities of RMB3,011 million (2006: RMB1,258 million), and an decrease in cash and cash equivalents of RMB316 million (2006: RMB80 million).

The Directors of the Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group’s operating cashflow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

Management monitors rolling forecasts of the Group’s liquidity reserves on the basis of expected cash flows:

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(v)	Liquidity risk (continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2006
Bank borrowings	16,016,327	3,053,315	7,560,389	1,477,709
Derivative financial instruments	124,722	13,006	1,090	-
Obligations under finance leases	2,803,956	1,940,937	2,602,151	4,505,554
Trade and other payables	12,137,307	-	448,176	314,884
Total	31,082,312	5,007,258	10,611,806	6,298,147

At December 31, 2007
Borrowings	18,494,521	5,927,098	4,216,517	1,225,692
Derivative financial instruments	20,238	441	5,120	15,997
Obligations under finance leases	2,545,223	1,567,253	4,205,352	8,134,382
Trade and other payables	12,108,423	-	339,064	314,884
Total	33,168,405	7,494,792	8,766,053	9,690,955

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at December 31, 2006 and 2007 were as follows:

	2006	2007
Total borrowings	28,107,740	29,863,828
Less: Cash and cash equivalents	(1,987,486)	(1,655,244)
Net debt	26,120,254	28,208,584
Total equity	2,814,897	3,027,763
Total capital	28,935,151	31,236,347

Gearing ratio	0.90	0.90

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities

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

The carrying value less impairment provision for trade receivables and the carrying value of payables approximate their fair values. The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments (Note 28 and 29).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates which are disclosed in Note 16(a) to the financial statements.

(b)	Valuation of property, plant and equipment

The Group’s property, plant and equipment is subsequently stated at revalued amounts less accumulated depreciation in accordance with the accounting policy stated in Note 2(m) to the financial statements. Revaluations of property, plant and equipment will be performed at sufficiently regular intervals, at least every five years, by independent professional valuers. In each of the intervening years valuations will be undertaken by the Directors of the Company. If the subsequent revalued amounts differ materially from carrying amounts, the carrying amounts will be adjusted to the revalued amounts. Their recorded value is impacted by management judgment, including valuations performed by management and/or independent professional valuers, estimates of useful lives, residual values and impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount of revaluation and related depreciation charges.

(c)	Revenue recognition

The Group recognizes passenger, cargo and mail revenues in accordance with the accounting policy stated in Note 2(f) to the financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management annually evaluates the balance in the Sales in advance of carriage account (“SIAC”) and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(d)	Overhaul costs

The amount of overhaul costs charged/amortized to operating profits is impacted by management’s estimates of the expected flying hours and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft. Different judgments or estimates could significantly affect the estimated overhaul expense and materially impact the results of operations.

(e)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 32 to the financial statements.

(f)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(k) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Year ended December 31
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Revenues
Traffic revenues
– Passenger	21,367,747	31,121,718	36,064,642
– Cargo and mail	5,087,244	5,776,671	5,633,117
Ground service income	806,755	893,960	1,001,809
Cargo handling income	292,488	289,530	364,638
Commission income	185,827	125,576	156,713
Rental income from operating subleases of aircraft	183,260	-	-
Others	198,175	403,469	393,166
	28,121,496	38,610,924	43,614,085
Less: Business tax (Note)	(667,053)	(976,792)	(1,092,859)
	27,454,443	37,634,132	42,521,226

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

6.	OTHER OPERATING INCOME, NET

	Year ended December 31
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Government subsidies (Note)	193,069	462,370	487,561
Net fair value gains on financial instruments
– forward foreign exchange contracts	25,002	26,744	20,576
– fuel hedging income/(losses)	27,208	(64,849)	96,576
	245,279	424,265	604,713

Note:

The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(a)	Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended December 31, 2007 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	37,537,460	3,113,488	-	40,650,948
Other revenues	1,208,760	900,529	208,456	2,317,745

Total segment revenue	38,746,220	4,014,017	208,456	42,968,693
Inter-segment revenue	(348,643)	-	(98,824)	(447,467)

Revenues	38,397,577	4,014,017	109,632	42,521,226

Operating (loss)/profit – segment results	(182,147)	181,823	38,861	38,537
Finance income	2,034,611	84,481	789	2,119,881
Finance costs	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	-	-	58,312	58,312
Share of results of jointly controlled entities	-	-	30,086	30,086

Profit before income tax	53,010	101,619	113,637	268,266
Income tax	38,835	(58,123)	(4,475)	(23,763)

Profit for the year	91,845	43,496	109,162	244,503

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

Other segment items included in the income statement for the year ended December 31, 2007 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,991,253	646,364	42,749	4,680,366
Amortization	119,913	11,051	586	131,550
Deficits on revaluation/ impairment loss	130,921	-	-	130,921

The segment assets and liabilities at December 31, 2007 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	60,725,717	5,286,774	1,125,583	67,138,074
Investments in associates	-	-	601,119	601,119
Investments in jointly controlled entities	-	-	336,966	336,966

Total assets	60,725,717	5,286,774	2,063,668	68,076,159

Segment liabilities	(59,784,072)	(4,196,729)	(482,629)	(64,463,430)

Capital expenditure (Note 16 & 17)	13,334,367	642,795	7,730	13,984,892

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment results for the year ended December 31, 2006 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,489,978	2,842,836	-	36,332,814
Other revenues	1,211,553	709,069	140,525	2,061,147

Total segment revenue	34,701,531	3,551,905	140,525	38,393,961
Inter-segment revenue	(689,331)	-	(70,498)	(759,829)

Revenues	34,012,200	3,551,905	70,027	37,634,132

Operating (loss)/profit – segment results	(2,770,861)	(242,526)	21,947	(2,991,440)
Finance income	989,473	17,639	1,451	1,008,563
Finance costs	(1,653,939)	(104,418)	(7,624)	(1,765,981)
Share of results of associates	-	-	103,566	103,566
Share of results of jointly controlled entities	-	-	29,595	29,595

(Loss)/profit before income tax	(3,435,327)	(329,305)	148,935	(3,615,697)
Income tax	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,237,239)	(359,567)	144,041	(3,452,765)

Other segment items included in the income statement for the year ended December 31, 2006 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,937,182	524,150	32,240	4,493,572
Amortization	103,606	-	-	103,606
Deficits on revaluation’s impairment loss	1,035,343	-	-	1,035,343

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment assets and liabilities at December 31, 2006 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	54,778,224	5,185,564	463,188	60,426,976
Investments in associates	-	-	623,390	623,390
Investments in jointly controlled entities	-	-	115,540	115,540

Total assets	54,778,224	5,185,564	1,202,118	61,165,906

Segment liabilities	(53,632,097)	(3,992,814)	(64,352)	(57,689,263)

Capital expenditure (Note 16 & 17)	15,566,384	1,170,712	52,623	16,789,719

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(a)	Primary reporting format by business segment (continued)

The segment results for the year ended December 31, 2005 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	23,182,516	2,731,636	-	25,914,152
Other revenues	1,012,076	574,776	97,911	1,684,763

Total segment revenue	24,194,592	3,306,412	97,911	27,598,915
Inter-segment revenue	(144,472)	-	-	(144,472)

Revenues	24,050,120	3,306,412	97,911	27,454,443

Operating (loss)/profit – segment results	(165,559)	167,414	12,393	14,248
Finance income	533,257	4,830	5,253	543,340
Finance costs	(1,036,638)	(82,199)	(2,853)	(1,121,690)
Share of results of associates	-	-	(9,030)	(9,030)

Share of results of jointly controlled entities	-	-	(4,300)	(4,300)

(Loss)/profit before income tax	(668,940)	90,045	1,463	(577,432)
Income tax	153,226	(11,415)	(3,107)	138,704

(Loss)/profit for the year	(515,714)	78,630	(1,644)	(438,728)

Other segment items included in the income statement for the year ended December 31, 2005 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,434,649	445,501	17,992	3,898,142
Amortization	38,799	-	-	38,799

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment assets and liabilities at December 31, 2005 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	52,560,982	5,182,541	425,553	58,169,076
Investments in associates	-	-	629,746	629,746
Investments in jointly controlled entities	-	-	100,520	100,520

Total assets	52,560,982	5,182,541	1,155,819	58,899,342

Segment liabilities	(48,461,886)	(3,473,228)	(45,686)	(51,980,800)

Capital expenditure	12,170,540	1,044,973	14,838	13,230,351

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	13,357,972	20,948,698	24,125,288
Hong Kong	3,150,123	3,244,846	2,694,857
Japan	2,644,372	3,582,962	3,642,220
Other countries	8,301,976	9,857,626	12,058,861
Total	27,454,443	37,634,132	42,521,226

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	1,608,662	2,603,095	3,198,734
Employee welfare and benefits	166,267	231,000	246,626
Defined contribution retirement schemes (Note 32(a))	280,218	298,363	373,253
Post-retirement benefits (Note 32(b))	102,459	146,968	170,670
Staff housing fund (Note 33(a))	195,000	228,000	285,000
Staff housing allowance (Note 33(b))	36,231	30,656	53,114
	2,388,837	3,538,082	4,327,397

9.	OPERATING PROFIT/LOSS

Operating profit/loss is stated after charging and crediting the following items:

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Charging:
Depreciation of property, plant and equipment
- Leased	1,161,395	1,418,781	1,839,928
- Owned	2,736,747	3,074,791	2,840,438
Amortization of intangible assets	13,580	72,737	106,703
Amortization of lease prepayments	25,219	30,869	24,847
Consumption of flight equipment spare parts	239,134	326,248	468,888
Allowances for obsolescence of flight equipment spare parts	-	60,317	96,535
Deficits on revaluation/impairment loss	-	1,035,343	130,921
Provision for impairment of trade and other receivables	25,325	19,539	10,481
Auditors’ remuneration	10,000	20,120	18,439

Crediting:
Reversal of allowances for obsolescence of flight equipment spare parts	13,930	-	-
Gain on disposals of property, plant and equipment	8,073	36,207	674

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	FINANCE INCOME

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	414,640	888,402	2,023,032
Interest income	128,700	120,161	96,849
Finance income	543,340	1,008,563	2,119,881

Note:

The exchange gain for the year ended December 31, 2007 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

11.	FINANCE COSTS

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Interest relating to obligations under finance leases	(324,633)	(543,953)	(731,885)
Interest on loans from banks and financial institutions	(990,221)	(1,580,536)	(1,629,090)
Interest relating to notes payable	(52,639)	(91,280)	(72,779)
Amortization of the discount on zero coupon debentures	(22,944)	(25,456)	-
Interest relating to long-term payables	(6,999)	(4,961)	(3,406)
Fair value (gains)/losses on financial instruments – transfer from equity in respect of interest rate swaps qualified as cash flow hedges	(4,243)	55,889	59,111
	(1,401,679)	(2,190,297)	(2,378,049)
Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note 19)	279,989	424,316	399,499
Finance costs	(1,121,690)	(1,765,981)	(1,978,550)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION

(a) Income tax charged /(credited) to the consolidated income statement is as follows:

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	(81,734)	48,072	72,918
Deferred taxation (Note 12(c))	(56,970)	(211,004)	(49,155)
	(138,704)	(162,932)	23,763

For 2007, the Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau.

Certain subsidiaries of the Group located in Pudong, Shanghai are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33% for the years presented.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax of the People’s Republic of China (the“new CIT Law”). The PRC enterprise income tax rate for the Company and all its subsidiaries, except those registered in Hong Kong, will change to a standard tax rate of 25%. However, the tax bureau of Pudong district, in which the Company and certain of its subsidiaries are registered, has not yet announced the detailed transitional provisions from the old rate to the new CIT rate. For the purposes of deferred tax calculation, the Company and its subsidiaries registered in Pudong apply 25% tax rate effective from January 1, 2008. The net deferred tax position is nearly neutral for the Company and its subsidiaries registered in Pudong as of December 31, 2007. Therefore, management considers that the change in tax rate does not have material impact on the Group’s deferred tax position.

Further detailed measured and regulations on determination of taxable profit, tax incentives and grandfathering provisions will be issued by the tax authorities. As and when the tax authorities announce the additional regulations, the Group will assess their impact, if any, and the corresponding change in accounting estimate will be accounted for prospectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Profit/(loss) before income tax	(577,432)	(3,615,697)	268,266
Adjusted by:
Share of result of associates and jointly controlled entities	13,330	(133,161)	(88,398)
	(564,102)	(3,748,858)	179,868
Tax calculated at enacted tax rate of 15%	(84,615)	(562,329)	26,980
Effect attributable to subsidiaries charged at tax rates of 17.5% or 33%	(18,334)	(27,969)	(49,578)
Effect of tax rate change	-	-	24,289
Expenses not deductible for tax purposes	5,642	13,852	12,031
Utilization/(recognization) of previously unrecognized tax losses	-	23,130	(157,531)
Unrecognized tax losses	86,074	327,739	54,647
Other unrecognized temporary differences	-	16,067	112,925
Gain arising from intra-group property, plant and equipment disposal subject to taxation	-	46,578	-
Effect attributable to subsidiaries with income tax exemptions	(33,852)	-	-
Income not subject to taxation	(4,462)	-	-
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	(81,807)	-	-
Others	(7,350)	-	-
Tax charge/(credit)	(138,704)	(162,932)	23,763

(b) The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2006 and 2007, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (CONTINUED)

(c) Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31
	2006	2007
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	81,010	111,874
– Deferred tax asset to be utilized within 12 months	1,136	1,337
	82,146	113,211
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(68,459)	(50,369)
– Deferred tax liability to be realized within 12 months	-	-
	(68,459)	(50,369)
Deferred tax assets/(liabilities), net	13,687	62,842

Movements in the net deferred taxation asset/(liability) are as follows:

	December 31
	2006	2007
	RMB’000	RMB’000

At January 1	(166,501)	13,687
Additions through business acquisitions	(29,326)	-
Credited to income statement	211,004	49,155
Charged/(credited) to equity – gain/(losses) on cash flow hedges (Note 36)	(1,490)	-
At December 31	13,687	62,842

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31
	2006	2007
	RMB'000	RMB'000
Deferred tax assets:
Tax losses carried forward	90,335	317,392
Provision for obsolete flight equipment spare parts	68,574	138,783
Provision for receivables	57,467	79,195
Provision for post-retirement benefits	216,570	351,283
Other accrued expenses and provisions	97,823	107,283
	530,769	993,936
Deferred tax liabilities:
Depreciation and amortization	(517,082)	(931,094)
	(517,082)	(931,094)
Net deferred tax assets/(liabilities)	13,687	62,842

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at December 31, 2007, the Group had tax losses carried forward of approximately RMB 5,380 million (2006: RMB5,849 million) which will expire between 2008 and 2012, and which are available to set off against the Group’s future taxable income. As at December 31, 2007, the Group did not recognize RMB1,028 million (2006: RMB882 million) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realized before they expire.

13.	DIVIDEND

No interim dividend was paid during both 2007 and 2006.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended December 31, 2007. No final dividend was paid in respect of the year ended December 31, 2006.

14.	PROFIT/LOSS ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB420 million (2006: loss of RMB2,664 million, 2005, loss of RMB406 million).

15.	EARNING/LOSS PER SHARE

The calculation of basic earning per share is based on the profit attributable to equity holders of the Company of RMB269 million (2006: loss of RMB3,313 million, 2005: loss of RMB467 million) and the weighted average number of shares of 4,866,950,000 (2006: 4,866,950,000, 2005: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Sponsorship fee (Note (b))	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2006	688,311	-	84,964	773,275
Additions through the acquisition of a controlling interest in an associate	304,832	-	28	304,860
Other additions	-	320,000	33,617	353,617
Disposals	-	-	(36)	(36)
At December 31, 2006	993,143	320,000	118,573	1,431,716

At January 1, 2007	993,143	320,000	118,573	1,431,716
Other additions	-	-	15,283	15,283
Disposals	-	-	(1,715)	(1,715)
At December 31, 2007	993,143	320,000	132,141	1,445,284

Accumulated amortization
At January 1, 2006	-	-	21,432	21,432
Charge for the year	-	52,870	19,867	72,737
Disposals	-	-	(7)	(7)
At December 31, 2006	-	52,870	41,292	94,162

At January 1, 2007	-	52,870	41,292	94,162
Charge for the year	-	82,194	24,509	106,703
Disposals	-	-	(287)	(287)
At December 31, 2007	-	135,064	65,514	200,578

Net book amount
At December 31, 2006	993,143	267,130	77,281	1,337,554

At December 31, 2007	993,143	184,936	66,627	1,244,706

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)	Impairment tests for goodwill

The Group operates in two cash-generating units (“CGU”) which are passenger (including cargo carried by passenger flights) and cargo and logistics.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial forecasts, with reference to past performance and expectations for market development, approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates which do not exceed the long-term average growth rate for the aviation businesses in which the CGU operates. The discount rate used of approximately 10% is pre-tax and reflects specific risks relating to the Group's business.

(b)	Sponsorship fees

In March 2006, the Company entered into an agreement (the “Sponsorship Agreement”) with the Bureau of 2010 Expo Shanghai (the “Bureau”) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by instalments, the remaining RMB160 million would be settled by value-in-kind services (“VIK”) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognized and is being amortized on a straight-line basis over the beneficial period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB233 million (2006: 279 million) has also been recognized as other long-term liabilities (Note 31) in the Group’s balance sheet.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance lesses	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At January 1, 2006	33,254,963	17,791,313	2,424,989	2,984,531	240,884	56,696,680
Reclassification upon purchase	2,011,940	(2,011,940)	-	-	-	-
Transfers from construction in progress	-	-	52,832	242,669	(295,501)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	3,797,430	2,591,545	-	-	-	6,388,975
Additions through the acquisitions of controlling interests in associates	78,291	305,663	303,064	33,292	2,447	722,757
Other additions	5,612,187	2,724,601	-	384,743	297,979	9,019,510
Valuation deficit	(939,655)	(95,688)	-	-	-	(1,035,343)
Transfers to non-current assets held for sale (Note (b) & 37)	(2,108,763)	(202,898)	-	-	-	(2,311,661)
Disposals by sale and leaseback	(7,940,164)	-	-	-	-	(7,940,164)
Other disposals	(314,615)	-	(41,639)	(131,322)	-	(487,576)
At December 31, 2006	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178

Accumulated depreciation
At January 1, 2006	11,880,147	4,426,004	479,334	1,386,327	-	18,171,812
Reclassification upon purchase	940,464	(940,464)	-	-	-	-
Charge for the year	2,600,331	1,418,781	106,441	368,019	-	4,493,572
Transfers to non-current assets held for sale (Note (b) and 37)	(1,346,228)	(121,049)	-	-	-	(1,467,277)
Disposals	(97,146)	-	(3,703)	(94,546)	-	(195,395)
At December 31, 2006	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712

Net book amount
At December 31, 2007	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466
At January 1, 2007	21,374,816	13,365,309	1,945,655	1,598,204	240,884	38,524,868

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance lesses	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Valuation or cost
At January 1, 2007	33,451,614	21,102,596	2,739,246	3,513,913	245,809	61,053,178
Reclassification upon purchase	3,756,521	(3,756,521)	-	-	-	-
Transfers from construction in progress	-	-	84,402	91,269	(175,671)	-
Transfers from advanced payments on acquisition of aircraft (Note 19)	189,402	4,920,311	-	-	-	5,109,713
Other additions	1,792,499	6,026,343	51,276	380,211	406,350	8,656,679
Disposals to a jointly controlled entity (Note 21)	-	-	(28,489)	(2,773)	-	(31,262)
Transfers to non-current assets held for sale (Note (b) and 37)	(2,945,092)	-	-	-	-	(2,945,092)
Other disposals	(788,727)	(237,973)	(33,781)	(99,386)	-	(1,159,867)
At December 31, 2007	35,456,217	28,054,756	2,812,654	3,883,234	476,488	70,683,349

Accumulated depreciation
At January 1, 2007	13,977,568	4,783,272	582,072	1,659,800	-	21,002,712
Reclassification upon purchase	1,768,786	(1,768,786)	-	-	-	-
Charge for the year	2,268,230	1,913,831	103,622	394,683	-	4,680,366
Disposals to a jointly controlled entity (Note 21)	-	-	(5,562)	(1,426)	-	(6,988)
Transfers to non-current assets held for sale (Note (b) and 37)	(1,444,395)	-	-	-	-	(1,444,395)
Other disposals	(786,032)	(237,973)	(6,240)	(66,305)	-	(1,096,550)
At December 31, 2007	15,784,157	4,690,344	673,892	1,986,752	-	23,135,145

Net book amount
At December 31, 2007	19,672,060	23,364,412	2,138,762	1,896,482	476,488	47,548,204
At January 1, 2007	19,474,046	16,319,324	2,157,174	1,854,113	245,809	40,050,466

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Notes:
(a)
On December 31, 2007, the Group’s property, plant and equipment were carried at their revalued amounts and costs less accumulated depreciation and impairment loss. Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

	2006	2007
	RMB’000	RMB’000

At December 31	39,722,018	47,227,254

(b)
In 2006 and 2007, the Board of Directors passed resolutions to dispose of certain aircraft and the related equipment and have been actively seeking buyers. The relevant assets have been reclassified as “Non-current assets held for sale” at December 31, 2006 and 2007 (Note 37).

(c)
As at December 31, 2007, aircraft owned by the Group with an aggregate net book amount of approximately RMB9,923 million (2006: RMB9,110 million) were pledged as collateral under certain loan arrangements (Note 29).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	LEASE PREPAYMENTS

	December 31
	2006	2007
	RMB’000	RMB’000

Cost
At January 1	1,134,644	1,247,104
Additions through business acquisitions	75,302	-
Other additions	37,158	-
Disposals to a jointly controlled entity (Note 21)	-	(70,149)
Other disposals	-	(1,851)
At December 31	1,247,104	1,175,104

Accumulated amortization
At January 1	161,873	192,742
Charge for the year	30,869	24,847
Disposals to a jointly controlled entity (Note 21)	-	(9,119)
Other disposals	-	(863)
At December 31	192,742	207,607

Net book amount
At December 31	1,054,362	967,497

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2007, the majority of these land use rights had remaining terms ranging from 39 to 54 years (2006: from 40 to 55 years).

19.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31
	2006	2007
	RMB’000	RMB’000
At January 1	9,072,673	7,668,708
Additions	4,560,694	3,737,079
Interest capitalised (Note 11)	424,316	399,499
Transfers to property, plant and equipment (Note 17)	(6,388,975)	(5,109,713)
At December 31	7,668,708	6,695,573

Included in the Group’s balance sheet as at December 31, 2007 is accumulated interest capitalised of RMB553 million (2006: RMB516 million), at an average interest rate of 5.90% (2006: 5.72%).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	INVESTMENTS IN ASSOCIATES

	December 31
	2006	2007
	RMB’000	RMB’000
Unlisted investments, at cost	544,266	425,817
Share of post acquisition results/reserves	79,124	175,302
	623,390	601,119

The movement on investments in associates is as follows:

	December 31
	2006	2007
	RMB’000	RMB’000
At January 1	629,746	623,390
Reduction as a result of the acquisition of a controlling interest in an associate (note 38 (d))	(109,922)	-
Disposal of an indirectly held associate (note 38(c))	-	(102,750)
Share of results	103,566	58,312
Share of revaluation surplus for available for sale investments held by associates	-	22,167
At December 31	623,390	601,119

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2006	2007	2006	2007
		RMB’000	RMB’000

Eastern Air Group Finance Co., Ltd. (“EAGF”)	PRC December 6, 1995	400,000	400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	350,000	45%	45%	Provision of air catering services

Jiangsu Huayu General Aviation Co., Ltd.	PRC December 1, 2004	110,000	110,000	27%	27%	Provision of aviation support services

Eastern Aviation Import & Export Co., Ltd (“EAIEC”)	PRC June 9, 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare parts and tools trading

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	57,980	57,980	35%	35%	Provision of airline electronic product maintenance services

Shanghai Dongmei Aviation Travel Co., Ltd. (“SDATC”)	PRC October 17, 2004	31,000	31,000	27%	27%	Provision of traveling and accommodation agency services

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002	25,000	25,000	30%	30%	Provision of cable and wireless communication services

Eastern Aviation Advertising Service Co., Ltd.	PRC 4 March 1986	10,320	10,320	45%	45%	Provision of aviation advertising agency services

Qingdao Liuting International Airport Co., Ltd. (Note)	PRC December 1, 2000	450,000	-	25%	-	Provision of airport operation services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	INVESTMENTS IN ASSOCIATES (CONTINUED)

   Notes:

The associate was disposed in November 2007 (note 38(c)).

Note:

The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000

2006	1,728,739	1,105,449	1,221,191	103,566
2007	2,194,818	1,593,699	919,495	58,312

21.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2006	2007
	RMB’000	RMB’000
Unlisted investments, at cost	59,552	268,892
Share of post-acquisition results/reserves	55,988	68,074
	115,540	336,966

The movement on investments in jointly controlled entities is as follows:

	2006	2007
	RMB’000	RMB’000
At January 1	100,520	115,540
Cost of additional investment (Note)	-	209,340
Dividend received during the year	(14,575)	(18,000)
Share of results	29,595	30,086
At December 31	115,540	336,966

Note:

In 2007, the Company proportionally contributed additional capital of RMB242 million which was comprised of land use rights, fixed assets at valuation of RMB150 million and cash of RMB92 million to a jointly controlled entity, Shanghai Technologies Aerospace Co., Ltd.. The carrying amount of land use rights and fixed assets were RMB61 million and RMB24 million respectively upon contribution. The gain on contribution after eliminating the unrecogrised portion attributable to the Group’s interests in the jointly controlled entity was RMB32 million and was recognized in the income statement. In the meantime, the another joint venture partner of the jointly controlled entity contributed the capital proportionally and the Company’s interest in the joint venture remained unchanged after the contribution.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2006	2007	2006	2007
		RMB’000	RMB’000
Shanghai Technologies Aerospace Co., Ltd. (“STA”) (Note (a))	PRC September 28, 2004	113,843	576,795	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes maintenance services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	17,484	17,484	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	10,000	10,000	41%	41%	Provision of computer systems development

Notes:

(a)
Under the Joint Venture Agreement dated March 10, 2003, the Company and the joint venture partner of STA have agreed to jointly control over the economic activities of STA, any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit/(loss)
	RMB’000	RMB’000	RMB’000	RMB’000
2006	241,019	125,479	171,471	29,595
2007	382,501	45,535	205,188	30,086

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Other long-term assets

	December 31,
	2006	2007
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	532,878	508,903
Deposits relating to aircraft under finance leases - long term portion (Note (b))	389,871	-
Prepaid staff benefits (Note (c))	54,898	40,567
Rental and renovation deposits	31,338	33,032
Other long-term receivables	90,280	78,249
	1,099,265	660,751

Notes:

(a)
The fair value of deposits relating to aircraft under operating leases of the Group is RMB441 million (2006: RMB480 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.4%-3.06% (2006: 2.5%-4.0%).

(b)
The deposits are pledged as collateral under certain finance lease arrangements (Note 28). The fair value of deposits relating to aircraft under finance leases of the Group is RMB420 million (2006: RMB1,249 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.4% (2006: 2.6%). The deposits are caused at amortized cost.

	2006	2007
	RMB’000	RMB’000
Deposits relating to aircraft under finance leases	1,199,250	419,604
Less: Deposits relating to aircraft under finance leases - current portion (Note 24)	(809,379)	(419,604)
Deposits relating to aircraft under finance leases - Long term portion	389,871	-

(c)
Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortized over six years on a straight-line basis.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	TRADE RECEIVABLES AND NOTES RECEIVABLE

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables and notes receivable is as follows:

	2006	2007
	RMB’000	RMB’000
Within 90 days	1,506,219	1,761,799
91 to 180 days	118,323	104,991
181 to 365 days	88,342	187,355
Over 365 days	97,303	101,769
	1,810,187	2,155,914
Less: provision for impairment of receivables	(90,405)	(59,907)
	1,719,782	2,096,007

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As of December 31, 2007, trade receivables of RMB360 million (2006: RMB343 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is good track record with the Group. The Group holds cash deposit of RMB202 million (2006: RMB267 million) as collateral against these trade receivables. The ageing analysis of these trade receivables is as follows:

	2006	2007
	RMB’000	RMB’000
Up to 6 months overdue	269,727	202,238
6 to 12 months overdue	73,979	157,850
	343,706	360,088

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

As of December 31, 2007, trade receivables of RMB44 million (2006: RMB72 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

The ageing of these receivables is as follows:

	2006	2007
	RMB’000	RMB’000
12 to 24 months overdue	25,560	26,734
Over 24 months overdue	71,743	75,035
	97,303	101,769

Movements on the group provision for impairment of trade receivables are as follows:

	2006	2007
	RMB’000	RMB’000
At January 1	93,010	90,405
Receivables written off during the year as uncollectible	-	(4,009)
Unused amounts reversed	(2,605)	(26,489)
At December 31	90,405	59,907

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2006	2007
	RMB’000	RMB’000
Currency
Renminbi	1,480,012	1,800,355
US Dollar	85,129	89,944
HK Dollar	67,803	80,246
Euro	38,698	54,185
Korea Won	21,217	41,538
Japanese Yen	4,270	1,323
Other currencies	22,653	28,416
	1,719,782	2,096,007

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 9). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying amount of receivables shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2006	2007
	RMB’000	RMB’000
Rebates receivable on aircraft acquisitions	627,640	929,652
Deposits relating to aircraft under finance leases - current portion (Note 22(b))	809,379	419,604
Ground service fee	286,442	337,166
Prepaid aircraft operating lease rentals	275,073	256,069
Rental deposits	119,376	130,348
Custom duties and value added tax recoverable	126,587	88,747
Prepayment for acquisition of flight equipment and other assets	127,446	60,325
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (a))	38,343	52,843
Others	348,779	280,895
	2,759,065	2,555,649
Notes:

(a)	As at December 31, 2007, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.7% (2006: 0.7%).

25.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s and Company’s cash and cash equivalents are denominated in the following currencies:

	2006	2007
	RMB’000	RMB’000
US Dollars	435,944	736,951
Renminbi	1,251,901	585,797
Euro	66,454	92,205
Japanese Yen	68,950	70,996
Canadian Dollars	14,525	25,332
Pounds Sterling	17,416	16,141
Australian Dollars	7,563	14,991
Singapore Dollars	13,032	1,116
Others	111,701	111,715
	1,987,486	1,655,244

26.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	2006	2007
	RMB’000	RMB’000
Within 90 days	2,707,474	1,465,079
91 to 180 days	2,030,629	1,126,091
181 to 365 days	243,296	449,391
Over 365 days	45,365	97,319
	5,026,764	3,137,880

As at December 31, 2007, all notes payable totaling RMB1,616 million (2006: RMB3,471 million) were unsecured, beared discount rates ranged from 3.5% to 5.5% (2006: 2.4% to 3.3%) and all notes are repayable within six months.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2006	2007
	RMB’000	RMB’000
Accrued fuel cost	1,824,714	2,348,932
Accrued aircraft overhaul expenses	834,075	1,184,529
Accrued salaries, wages and benefits	580,643	1,067,245
Accrued take-off and landing charges	1,022,127	1,036,423
Other accrued operating expenses	899,200	928,267
Duties and levies payable	1,037,429	858,966
Staff housing allowance (Note 33(b))	-	363,110
Deposits received from ticketing agents	448,176	339,064
Current portion of other long-term liabilities (Note 31)	104,241	135,859
Staff housing fund payable (Note 33(a))	123,277	135,212
Current portion of post-retirement benefit obligations (Note 32(b))	30,724	34,425
Other payables	968,997	1,192,459
	7,873,603	9,624,491

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Obligations under finance leases

At December 31, 2007, the Group had 55 aircraft (2006: 46) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31,2006			December 31,2007
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	3,447,738	546,904	2,900,834	3,356,665	811,442	2,545,223
In the second year	2,371,076	430,139	1,940,937	2,206,135	638,882	1,567,253
In the third to fifth year inclusive	3,514,758	912,607	2,602,151	5,714,466	1,509,114	4,205,352
After the fifth year	5,173,152	667,598	4,505,554	9,331,048	1,196,666	8,134,382
Total	14,506,724	2,557,248	11,949,476	20,608,314	4,156,104	16,452,210
Less: - amount repayable within one year	(3,348,020)	(544,064)	(2,803,956)	(3,356,665)	(811,442)	(2,545,223)
- amount reclassified to non-current liabilities held for sale	(99,718)	(2,840)	(96,878)	-	-	-
Long-term portion	11,058,986	2,010,344	9,048,642	17,251,649	3,344,662	13,906,987

The fair values of obligations under finance leases of the Group are RMB16,577million (2006: RMB11,550 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.77% to 7.34% (2006: 2.5% to 7.0%).

At December 31, 2007, the Group had bank deposits totaling RMB420 million (2006: RMB1,249 million) pledged as collateral under certain finance lease arrangements (Note 22(b)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	BORROWINGS

	December 31,
	2006	2007
	RMB’000	RMB’000
Long-term bank borrowings
– secured	6,655,850	4,767,233
– unsecured	8,276,257	9,907,593
	14,932,107	14,674,826

Less: current portion	2,840,694	3,305,519
Non-current portion	12,091,413	11,369,307

Short-term bank borrowings	13,175,633	15,189,002

The borrowings are repayable as follows:
Within one year	16,016,327	18,494,521
In the second year	3,053,315	5,927,098
In the third to fifth year inclusive	7,560,389	4,216,517
After the fifth year	1,477,709	1,225,692
	28,107,740	29,863,828

As at December 31, 2007, the secured bank borrowings of the Group for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB9,923 million (2006: RMB9,110 million) (Note 17).

Certain unsecured bank borrowings of the Group totaling of RMB1,008 million (2006: RMB695 million) were guaranteed by CEA Holding (Note 40(c)).

Short-term borrowings of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at December 31, 2007, the interest rates relating to such borrowings ranged from 4.38% to 6.72% per annum (2006: 4.39% to 6.12% per annum). During the year ended December 31, 2007, the weighted average interest rate on short-term bank loans was 5.75 % per annum (2006: 5.60% per annum).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	BORROWINGS (CONTINUED)

The terms of the long-term bank borrowings are summarised as follows:

Currency	Interest rate and final maturities	2006	2007
		RMB’000	RMB’000
RMB denominated	Interest rates ranging from 4.52% to 7.64% per annum with final maturities through to 2017.	5,707,500	6,132,551

U.S. dollar denominated	Interest rates ranging from 5.55% to 6.15% per annum with final maturities through to 2019	9,124,607	8,418,967

EURO denominated	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010.	100,000	123,308

Total long-term bank borrowings		14,932,107	14,674,826

The fair value of long-term borrowings of the Group is RMB14,111 million (2006: RMB15,397 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 7.71% (2006: 4.5%).

The carrying amounts of the borrowings are denominated in the following currencies:

	2006	2007
	RMB’000	RMB’000
Renminbi	11,309,419	12,528,550
US Dollars	16,698,321	17,196,836
Euro	100,000	130,145
HK Dollar	-	8,297
	28,107,740	29,863,828

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	PROVISION FOR AIRCRAFT OVERHAUL EXPENSES

	2006	2007
	RMB’000	RMB’000
At January 1	403,999	510,621
Additions through the acquisition of a controlling interest in an associate	23,994	-
Additional provisions	150,390	446,289
Utilization	(67,762)	-
At December 31	510,621	956,910
Less: current portion	(20,900)	-
Long-term portion	489,721	956,910

Provision of aircraft overhaul expenses represents the present value of estimated costs of return condition checks for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

31.	OTHER LONG-TERM LIABILITIES

	December 31,
	2006	2007
	RMB’000	RMB’000
Long-term duties and levies payable	218,435	584,791
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 16(b))	278,680	232,811
Long-term payable to Aviation China Civil Flight Institute	90,000	60,000
Deferred gains on sale and leaseback transactions of aircraft	33,605	21,011
Other long-term payable	98,176	101,582
	718,896	1,000,195
Less: Current portion (Note 27)	(104,241)	(135,859)
Long-term portion	614,655	864,336

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rate 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended December 31, 2007, the Group’s pension cost charged to the consolidated income statement amounted to RMB296 million (2006: RMB238 million, 2005: RMB228 million).

(ii)	Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2007, the Group’s medical insurance contributions charged to the income statement amounted to RMB77 million (2006: RMB60 million, 2005: RMB52 million).

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2006	2007
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	1,892,926	2,155,393
Unrecognized actuarial losses	(569,242)	(750,266)
Post-retirement benefit obligations	1,323,684	1,405,127
Less: current portion (Note 27)	(30,724)	(34,425)
Long-term portion	1,292,960	1,370,702

Changes in post-retirement benefit obligations are as follows:

	2006	2007
	RMB’000	RMB’000
At January 1	1,238,702	1,323,684
Charged to income statement (Note 8)	146,968	170,670
Payments	(61,986)	(89,227)
At December 31	1,323,684	1,405,127

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits (Continued)

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statement as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Current service cost	56,436	63,957	73,416
Interest cost	45,200	72,435	83,858
Actuarial losses recognized	823	10,576	13,396
Total (Note 8)	102,459	146,968	170,670

The principal actuarial assumptions at the balance sheet date are as follows:

	2006	2007
Discount rate	3.75%	4.75%
Annual rate of increase of per capita benefit payment	1.5%	2.5%
Employee turnover rate	3.0%	3.0%
Mortality rate	8.84%	8.43%

33.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 7% to 15% (2006: 7% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2007, the Group’s contributions to the housing funds amounted to RMB285 million (2006: RMB228 million, 2005: RMB195 million) which has been charged to the income statement. The staff housing fund payable as at December 31, 2007 amounted to RMB135 million (2006: RMB123 million) (Note 27). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

In addition to the above staff housing fund contributed to the state sponsored housing fund, the Group also provides staff housing allowances to eligible employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum as set out in the Group’s staff housing allowance policy introduced in October 2003 (the “Policy”) based on the area of quarter to which they are entitled and the unit price as set out in the Policy.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	STAFF HOUSING BENEFITS (CONTINUED)

The total entitlement is principally vested over a period of 20 years. Upon an employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. As at December 31, 2007, the present obligation of the provision for employee’s staff housing entitlement is RMB363 million (2006: RMB439 million).

For the year ended December 31, 2007, the staff housing benefits provided under the Policy amounted to RMB53 million (2006: RMB31 million, 2005: RMB36 million) which has been charged to the income statement (Note 8).

34.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2006	2007	2006	2007
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	118,689	33,232	36,392	39,542
Forward foreign exchange contracts (Note (b))	8,290	2,847	4,962	1,719
Fuel option contracts (Note (c))	59,822	59,468	97,464	535
Total	186,801	95,547	138,818	41,796
Less: current portion
Interest rate swaps	(45,420)	(27,155)	(22,296)	(17,984)
Forward foreign exchange contracts	(8,290)	(2,847)	(4,962)	(1,719)
Fuel option contracts	(59,822)	(59,468)	(97,464)	(535)
	(113,532)	(89,470)	(124,722)	(20,238)
Non-current portion	73,269	6,077	14,096	21,558

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates. The Group’s interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedges. As at December 31, 2007, the notional amount of the outstanding interest rate swap agreements was approximately US$624 million (2006: US$631 million). These agreements will expire between 2008 and 2016. For the year ended December 31, 2007, a net loss of RMB80 million (2006: RMB4 million) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognized directly in the hedging reserve (Note 36).

(b)	Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates. As at December 31, 2007, the notional amount of the outstanding currency forward contracts was approximately US$33 million (2006: US$33 million), which will expire between 2008 and 2010. For the year ended December 31, 2007, a net gain of RMB2 million (2006: a net gain of RMB6 million) arising from changes in the fair value of these foreign currency forwards has been recognized directly in the hedging reserve (Note 36).

(c)	Fuel option contracts

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at December 31, 2007, the Group had outstanding fuel option contracts to buy approximately 7,980,000 barrels of crude oil at prices which ranged from US$50 to US$95 per barrel and to sell approximately 2,300,000 barrels of crude oil at prices which ranged from US$43 to US$115 per barrel, all of which will expire between 2008 and 2009. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognized directly in the income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	SHARE CAPITAL

	December 31,
	2006	2007
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
Unlisted shares held by CEA Holding and employees	3,000,000	-
Circulating shares with restricted transfer held by CEA Holding and employees	-	2,904,000
A shares listed on The Shanghai Stock Exchange	300,000	396,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

On January 4, 2007, the Company’s share reform plan was approved by the Ministry of Commerce and implemented on January 9, 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original non-circulating shares held by CEA Holding were granted the status of listing subject to certain circulating conditions.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	RESERVES

	Share premium	Statutory and discretionary reserve (Note (a))	Revaluation reserve	Capital reserve (Note (b))	Hedging reserve (Note 36)	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2006	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115
Unrealized gains on cashflow hedges (Note 34)
– gross	-	-	-	-	12,774	-	12,774
– tax	-	-	-	-	(1,916)	-	(1,916)
Realized gains on cashflow hedges (Note 34)
– gross	-	-	-	-	(2,843)	-	(2,843)
– tax	-	-	-	-	426	-	426
Revaluation reserve, net of tax, arising from acquisition of a controlling interest in an associate	-	-	23,816	-	-	-	23,816
Loss attributable to equity holders of the Company	-	-	-	-	-	(3,313,425)	(3,313,425)
Transfer from retained profits to reserves (Note (a))	-	20,966	-	-	-	(20,966)	-

At December 31, 2006	1,006,455	428,808	514,504	(720,057)	53,167	(3,334,930)	(2,052,053)

At January 1, 2007	1,006,455	428,808	514,504	(720,057)	53,167	(3,334,930)	(2,052,053)
Unrealized gains on cashflow hedges (Note 34)
– gross	-	-	-	-	(79,783)	-	(79,783)
– tax	-	-	-	-	-	-	-
Realized gains on cashflow hedges (Note 34)
– gross	-	-	-	-	1,586	-	1,586
– tax	-	-	-	-	-	-	-
Revaluation of available for sale investments in associates	22,167	-	-	-	-	-	22,167
Profit attributable to equity holders of the Company	-	-	-	-	-	268,896	268,896
Adjustments to statutory and discretionary (Note(a))	-	(428,808)	-	-	-	428,808	-

At December 31, 2007	1,028,622	-	514,504	(720,057)	(25,030)	(2,637,226)	(1,839,187)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	Reserves (continued)

Notes:

(a)	Statutory and Discretionary Reserves

	December 31,
	2006	2007
	RMB’000	RMB’000
Statutory common reserve fund	400,819	-
Discretionary common reserve fund	27,989	-
	428,808	-

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

No profit appropriation by the Company to the discretionary common reserve fund has been made for the year ended December 31, 2007 (2006: nil).

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of PRC on February 15, 2006 (the “new PRC GAAP”) from January 1, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon first-time adoption. While the new PRC GAAP no longer permits the Group’s share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on the transfer is made in the current year.

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring in June 1996.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board of Directors passed a resolution to dispose of certain older aircraft and related flight equipment in the forthcoming 12-months. Accordingly, these aircraft together with related flight equipment and spare parts were classified as non-current assets held for sale as at December 31, 2006. Despite of the Company’s continuing effort to locate and negotiate with potential buyers, no agreement to dispose these assets has been reached. It is management’s intention to dispose these assets in the forthcoming 12-months and management is continuing to take active step to locate potential buyers of these assets. They have therefore been classified as non-current assets held for sale as of December 31, 2007. An impairment loss of RMB131 million has been recognized in the income statement in relation to these assets.

In addition to the above non-current assets held or sale brought forward from 2006, in August 2007, the Group entered into a sale and leaseback transaction to dispose of certain other older aircraft in the forthcoming 12-months and the transaction was completed in March 2008. The related aircraft have been classified as non-current assets held for sale as of December 31, 2007.

The aggregate carrying amount of non-current assets held for sale as at December 31, 2007 amounted to RMB2,262 million. Liabilities directly associated with these assets held for sale amounted to RMB127 million as at December 31, 2007, representing bank loans with interest rates ranging from 5.02% to 5.55% and final maturities through to 2008. The bank loans are secured by the related aircraft at a net carrying amount of RMB296 million.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax	(577,432)	(3,615,697)	268,266
Adjustments for:
Depreciation of property, plant and equipment	3,911,722	4,566,309	4,787,069
Gains on disposals of property, plant and equipment	(8,073)	(36,207)	(674)
Share of results of associates	9,030	(103,566)	(58,312)
Share of results of jointly controlled entities	4,300	(29,595)	(30,086)
Amortization of lease prepayments	25,219	30,869	24,847
Net foreign exchange gains	(414,640)	(888,402)	(2,023,032)
Amortization of deferred revenue	-	(13,068)	(12,594)
Fair value gains on financial assets at fair value through profit or loss	(30,877)	(17,784)	(96,575)
Consumption of flight equipment spare parts	239,134	326,248	468,888
Allowance for obsolescence of flight equipment spare parts	(13,930)	31,734	96,535
Provision for impairment of trade and other	25,325	98,156	10,481
Provision for post-retirement benefits	102,459	146,968	170,670
Provision for aircraft overhaul expenses	64,700	150,390	446,289
Deficit on revaluation/impairment loss	-	1,035,343	130,921
Interest income	(128,700)	(120,161)	(96,849)
Interest expenses	1,100,357	1,821,870	1,978,550
Gain on contribution to a jointly controlled entity	-	-	(31,620)
Gain on disposal of a subsidiary	-	-	(54,441)
Operating profit before working capital changes	4,308,594	3,383,407	5,978,333

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(294,969)	(583,027)	(501,573)
Trade receivables	(112,027)	14,273	(368,878)
Amount due from related companies	(83,459)	(147,007)	349,897
Prepayments, deposits and other receivables	(287,977)	(502,986)	(336,890)
Sales in advance of carriage	101,490	68,510	319,550
Trade payables and notes payables	821,222	(182,383)	(33,684)
Amounts due to related companies	156,062	125,327	29,571
Other payables and accrued expenses	(1,012,881)	1,510,433	(194,694)
Other long-term liabilities	(67,764)	23,627	(74,081)
Long-term portion of accrued aircraft overhaul expenses	(110,832)	(67,762)	-
Staff housing allowances	(18,306)	(35,361)	(76,381)
Post-retirement benefit obligations	(29,370)	(61,986)	(89,227)
Operating lease deposits	-	(86,555)	(3,909)
	(938,811)	75,103	(980,299)
Cash generated from operations	3,369,783	3,458,510	4,998,034

(b)	Non-cash transactions

	Year ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Investing activities not affecting cash:
Sale and leaseback of aircraft	-	7,940,164	-
Injection of land use right from minority shareholder of a subsidiary	63,063	-	-
Capital contribution to a jointly controlled entity in form of property, plant and equipment	51,872	-	-
Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	991,640	2,350,978	8,395,965

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(c)	Disposal of a subsidiary

CEA Investment was a subsidiary of the Company in which the Company had 98.79% equity interests.

On November 16, 2007, the Company entered into agreements with CEA Holding to transfer equity interest of 98.79 of CEA Investment for a consideration of RMB462 million. Proforma financial information to reflect the dispose as if it had occurred on January 1, 2007 is not presented as the impact would not have been material to the consolidated financial statements.

Details of net assets acquired and related goodwill are as follows:

2007
RMB’000
Net assets disposed of:
Property, plant and equipment	39
Investment in associate	102,750
Other long term investment	18,470
Deposits and other receivables	271,187
Cash and cash equivalents	20,914
Trade and other payables	(1,200)
Minority interests	(4,685)
407,475
Gain on disposal of subsidiaries	54,441
461,916

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

2007
RMB’000
Cash consideration	461,916
Cash and cash equivalents disposed of	(20,914)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	441,002

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(d)	Acquisition of CEA Wuhan in 2006

CEA Wuhan was an associate of the Company in which the Company had 40% equity interests.

On December 8, 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission (“Wuhan SASAC”) and Shanghai Junyao Aviation Investment Company Limited (“Shanghai Junyao”) to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278 million, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140 million, totaling RMB418 million, respectively.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(d)	Acquisition of CEA Wuhan in 2006 (continued)

Details of net assets acquired and related goodwill were as follows:

	Fair value	Acquiree’s carrying amount
	RMB’000	RMB’000
Property, plant and equipment	677,465	588,599
Lease prepayments	75,302	75,302
Other long-term and current assets	189,456	189,456
Trade receivables	256,808	104,808
Cash and cash equivalents	19,266	19,266
Other long-term and current liabilities	(868,797)	(868,797)
Provision for aircraft overhaul expenses	(23,994)	(23,994)
Deferred tax liabilities	(29,326)	-
Minority interests in CEA Wunan’s subsidiaries	(10,056)	(10,056)

Net assets	286,124	74,584
Share acquired	56%
Net assets acquired	160,229
Purchase consideration	418,000
Goodwill	257,771

Cash outflow on business acquisition:
Purchase consideration settled in cash	418,000
Less: Cash and cash equivalents acquired	(19,266)
Purchase consideration paid in prior year	(28,000)

Cash outflow on business acquisition	370,734

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	Commitments

(a)	Capital commitments
The Group and the Company had the following capital commitments:

	2006	2007
	RMB’000	RMB’000
Authorised and contracted for:
- Aircraft, engines and flight equipment	61,763,771	50,852,865
- Other property, plant and equipment	567,582	353,771
	62,331,353	51,206,636
Authorised but not contracted for:
- Aircraft, engines and flight equipment	723,000	-
- Other property, plant and equipment	7,772,639	11,326,338
	8,495,639	11,326,338
	70,826,992	62,532,974

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	2006	2007
	RMB’000	RMB’000
Within one year	14,894,068	17,127,081
In the second year	18,844,893	15,056,943
In the third year	15,591,463	13,960,033
In the fourth year	12,433,347	2,531,964
In the fifth year	-	2,176,844
	61,763,771	50,852,865

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2006	2007
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	2,795,027	2,527,072
In the second year	2,673,250	2,331,741
In the third to fifth year inclusive	6,253,277	4,991,164
After the fifth year	7,021,741	5,341,362
	18,743,295	15,191,339
Land and buildings
Within one year	153,487	87,410
In the second year	42,362	50,683
In the third to fifth year inclusive	71,587	40,888
After the fifth year	54,535	29,846
	321,971	208,827
	19,065,266	15,400,166

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CEA Holding and has extensive transactions and relationships with members of CEA Holding. Related parties refer to entities of which CEA Holding is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties (see below) during the year were conducted in the usual course of business.

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company’s shares as at December 31, 2007. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the “SOEs”).

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

The other related party transactions are:

		Income/ (expense or payments)
Nature of transaction	Related party	2006		2007
		RMB’000		RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits	EAGF*	8,036		9,717

Interest expense on loans	EAGF*	(23,393)		(33,590)

Ticket reservation service charges for utilization of computer reservation system	Travel Sky Technology Limited	(209,572)		(241,161)

Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other fixed assets and aircraft repair and maintenance	EAIEC*	(40,971)		(34,643)

Repairs and maintenance expense for aircraft and engines	STA Wheels & Brakes	(126,114 (60,066	) )	(100,270 (56,764	) )

Disposal of a subsidiary	CEA Holding	-		461,916

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd	(213,306)		(243,895)
	Yunnan Eastern Air Catering Investment Co., Ltd.	(31,977)		(37,782)
	Xian Eastern Air Catering Investment Co., Ltd.	(22,821)		(28,780)
	Qingdao Eastern Air Catering Investment Co., Ltd	(16,082)		(20,101)
Advertising expense	CAASC	(11,583)		(14,370)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2006	2007
		RMB’000	RMB’000
Purchase of other fixed assets	CEA Northwest	-	(67,305)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	SDATC* Shanghai Tourism (HK) Co., Ltd	(6,085)	(9,220)
		(1,491)	(6)

Automobile maintenance fee	CEA Development Co.	-	(18,754)

Land and building rental	CEA Holding	(55,399)	(55,399)

* EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

		Income/ (expense or payments)
Nature of transaction	Related party	2006	2007
		RMB’000	RMB’000
With CAAC and its affiliates:

Civil aviation infrastructure levies paid	CAAC	696,428	781,613

Aircraft insurance premiums paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	168,972	136,875

With other SOEs:

Take-off and landing fee charges	State-controlled airports	3,876,737	4,152,888

Purchase of aircraft fuel	State-controlled fuel suppliers	10,242,349	11,120,186

Interest income on deposits	State-controlled banks	18,701	15,411

Interest expense on loans	State-controlled banks	1,227,278	1,406,812

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2006	2007
		RMB’000	RMB’000
Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	other PRC airlines	89,977	70,285

Supply of food and beverages	other state-control enterprises	469,255	511,766

(b)	Balances with related companies

(i)	Amount due from related companies

Company	2006	2007
	RMB’000	RMB’000
CEA Holding	298,287	-
SDATC	30,908	16,378
Shanghai Tourism (HK) Co., Ltd	5,091	2,914
EAIEC	5,090	26,166
Other related companies	13,343	19,997
Total	352,719	65,455

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amount due to related companies

Company	2006	2007
	RMB’000	RMB’000
EAIEC	(270,514)	(470,349)
CEA Holding	(40,338)	(40,214)
Shanghai Eastern Airlines Catering Co. Ltd.	(7,261)	(60,718)
Yunnan Eastern Air Catering Investment Co., Ltd.	(11,036)	(488)
CAASC	(101)	(2,550)
CEA Northwest	-	(64,895)
Other related companies	(19,227)	(32,379)
Total	(348,477)	(671,593)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with an associate-EAGF

	Average interest rate
	2006	2007	2006	2007
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables)
“EAGF”	0.7%	0.7%	755,665	408,151
Short-term loans (included in Borrowings)
“EAGF”	5.1%	5.3%	788,991	260,351

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	State-controlled banks and other financial institutions

	Average interest rate
	2006	2007	2006	2007
			RMB’000	RMB’000
Bank deposits (included in cash and cash equivalents)	0.7%	0.7%	759,110	845,719
Long-term bank borrowings	5.5%	5.7%	12,825,763	13,062,353

(c)	Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB1,008 million (2006: RMB695 million) were guaranteed by CEA Holding (Note 29).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

42.	CONTINGENT LIABILITIES

In 2005, the family members of certain victims in the aircraft accident (the aircraft was the nowned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on November 21, 2004, sued the Company in a U.S. court for compensation.

On July 5, 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company.

43.	POST BALANCE SHEET EVENT

(a)
On August 29, 2007, the Company convened a board meeting in which the Directors of the Company approved a plan to set up a regional carrier with China Aviation Industry Corporation I (AVIC I). On January 24, 2008, the Company entered into an agreement with AVIC I agreeing that the regional carrier would have a registered capital of RMB 1 billion in which the Company holds a 40% interest. The new carrier, Xingfu Airlines, was established on March 28, 2008

(b)
On January 20, 2008, the Company entered into an agreement with the Boeing Company to purchase 30 737 NG Series aircraft (with engines) at a consideration of approximately US$1.94 billion (approximately RMB13.98 billion).