Form 20-F
period 2008-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2009-06-11
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited	The People’s Republic of China
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

As of December 31, 2008, 3,300,000,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 1,566,950,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

See “Item 3. Key Information - Exchange Rate Information” for details of exchange rates.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report may be deemed to constitute forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

—	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

—	the planned expansion of our cargo operations;

—	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

—	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

—	certain statements with respect to trends in prices, volumes, operations, margins, risk management, overall market trends and exchange rates;

—	our expansion plans, including acquisition of other airlines;

—	our marketing plans, including the establishment of additional sales offices;

—	our plan to add new pilots; and

—	the impact of unusual events on our business and operations.

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “may”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

—	any changes in the regulatory policies of the CAAC;

—	the effects of competition on the demand for and price of our services;

—	the availability of qualified flight personnel and airport facilities;

—	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

—	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

—	changes in political, economic, legal and social conditions in China;

—	the fluctuation of interest rates;

—	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

—	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not applicable.

Item 3.                      Key Information

A.           Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2006, 2007 and 2008 and the selected financial data from the balance sheets as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board (“IASB”) and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheets as of December 31, 2007 and 2008 and the related footnotes are included in this Annual Report.

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

	Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)

Consolidated Income Statements Data:
IFRS:
Revenues	21,328	27,380	37,557	42,534	41,073
Other operating income and gains	85	245	499	488	672
Operating expenses	(20,117)	(27,562)	(40,795)	(42,894)	(56,828)
Operating profit / (loss)	1,296	63	(2,740)	128	(15,083)
Finance income / (costs), net	(641)	(578)	(731)	162	(267)
Profit / (loss) before income tax	650	(528)	(3,338)	378	(15,256)
Profit / (loss) for the year attributable to equity holders of the Company	385	(418)	(3,035)	379	(15,269)
Basic and fully diluted earnings / (loss) per share(2)	0.08	(0.09)	(0.62)	0.08	(3.14)
Basic and fully diluted earnings / (loss) per ADS	7.91	(8.58)	(62.35)	(7.78)	(313.72)

	Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Balance Sheet Data:
IFRS:
Cash and cash equivalents	2,114	1,864	1,987	1,655	3,451
Net current liabilities	(12,472)	(25,548)	(24,588)	(26,098)	(43,458)
Non-current assets	35,918	52,106	51,725	57,949	62,652

	Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Long term borrowing, including current portion	(10,736)	(12,659)	(14,932)	(14,675)	15,628
Obligations under finance lease, including current portion	(8,662)	(10,588)	(11,949)	(16,452)	(20,809)
Total share capital and reserves	5,897	5,561	2,534	2,361	(13,097)

(1)	The figures for the years ended December 31, 2004 and 2005 have been restated as a result of the changes of accounting policy.

(2)
The figures for the years ended December 31, 2006 and 2007 have been restated as a result of the changes of accounting policy. Please refer to Note 2(b) of the Financial Statements attached to this annual report on Form 20-F for more details.

(3)
The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and the weighted average number of shares of 4,866,950,000 in issue during the year.

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi or Hong Kong dollar amounts include a U.S. dollar equivalent at the exchange rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008 of RMB6.8225=US$1.00 and HK$7.7499=US$1.00. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all.

The exchange rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8278 = US$1.00 and HK$7.7519 =US$1.00 on May 29, 2009. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated based on the exchange rate in New York City for cable transfers of in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low

November 2008	6.8373	6.8220	7.7560	7.7497
December 2008	6.8842	6.8225	7.7522	7.7497
January 2009	6.8403	6.8225	7.7618	7.7504
February 2009	6.8470	6.8241	7.7551	7.7511
March 2009	6.8438	6.8240	7.7593	7.7494
April 2009	6.8361	6.8180	7.7508	7.7495
May 2009	6.8326	6.8176	7.7526	7.7500

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2004, 2005, 2006, 2007 and 2008, calculated by averaging the exchange rates on the last day of each month during the relevant year:

	RMB per US$1.00	HK$ per US$1.00

2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2008, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Selected Airline Operating Data:
Capacity:
ATK (millions)	7,071.2	8,751.5	11,065.6	12,085.9	11,642.2
ASK (millions)	41,599.1	52,427.9	70,468.3	77,717.2	75,964.3
AFTK (millions)	3,327.3	4,033.0	4,723.4	5,091.3	4,805.4
Traffic:
Revenue passenger-kilometers (millions)	27,580.8	36,380.6	50,271.9	57,182.6	53,785.3
Revenue tonne-kilometers (millions)	4,340.7	5,395.2	6,931.0	7,713.9	7,219.0
Revenue passenger tonne-kilometers (millions)	2,466.0	3,243.7	4,487.0	5,099.8	4,798.9
Revenue freight tonne-kilometers (millions)	1,874.7	2,151.5	2,444.0	2,614.1	2,420.1
Kilometers flown (millions)	242.8	287.7	434.6	478.1	467.0
Hours flown (thousands)	360.4	467.8	678.3	756.0	755.2
Number of passengers carried (thousands)	17,711.0	24,290.5	35,039.7	39,161.4	37,231.5
Weight of cargo carried (millions of kilograms)	663.6	775.5	893.2	940.1	889.5

	Year Ended December 31,
	2004	2005	2006	2007	2008

Average distance flown (kilometers per passenger)	1,557.3	1,497.7	1,434.7	1,460.2	1,444.6
Load Factor:
Overall load factor (%)	61.4	61.7	62.6	63.8	62.0
Passenger load factor (%)	66.3	69.4	71.3	73.6	70.8
Break-even load factor (based on ATK) (%)	62.2	66.0	71.1	67.7	90.7
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.56	0.57	0.61	0.62	0.62
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.36	2.31	2.30	2.10	2.21
Average yield (passenger and cargo revenue/ tonne- kilometers)	4.60	4.79	5.20	5.27	5.38
Unit cost (operating expenses/ATK)	2.86	3.16	3.70	3.57	4.88

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

Significant losses in 2008

We incurred significant losses in 2008, which materially weakened our financial condition.  Although we earned an operating profit of RMB128 million in 2007, our operating loss in 2008 was approximately RMB15.1 billion, which included losses on fair value movements amounting to approximately RMB6,256 million on our aviation fuel hedging contracts. Our net cash generated from operations decreased by approximately RMB225 million from RMB3,080 million in 2007 to RMB2,856 million in 2008. We cannot assure you that we will not continue to experience significant losses in the future. As a result of our weakened financial condition, we may be more vulnerable to the impact of unexpected events, the deterioration of the global and domestic economies and any significant increase in competition.

Impairments for Property Plant and Equipment

In accordance with the relevant accounting standards, we are required to test certain of our intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred.  In addition, we are required to test certain of our tangible assets for impairment if conditions indicate that an impairment may have occurred.  In view of the decline in demand on the air transportation market under the current economic environment, we performed an impairment test on property, plant and equipment as of  December 31, 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operational efficiency and management’s intention to retire these aircraft in the near future. In determining the recoverable amounts of the related assets, our management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.  After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value, we made an additional impairment loss of RMB235 million against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale”.

We may be required to recognize additional impairments in the future due to, among other factors, extreme fuel price volatility, tight credit markets, a decline in the fair value of certain tangible or intangible assets, unfavorable trends in historical or forecasted operating or cash flow losses and the uncertain economic environment, as well as other uncertainties.  We cannot guarantee that a material impairment charge of tangible or intangible assets will not occur in any future period.  The value of our aircraft could be adversely affected in future periods by changes in the market for these aircraft.  An impairment charge could have a material adverse effect on our financial position and result of operations in the period of recognition.

Liquidity

We have substantial debts, and will continue to have substantial debts in the future. In addition, we added, in 2008, a total of 19 aircraft to our fleet, including one A320  purchased by us and seven A320, five A321, one A330-200, three A330-300, one B737-700 and one B737-800 held under finance leases.  In addition, we surrendered the lease of two aircraft, including one B737-300 and one B747F. See the section headed “Item 4. Information on the Company — Property, Plant and Equipment — Fleet”. As of December 31, 2008, our total outstanding debt was RMB85,691 million. As of the same date, our current liabilities exceeded our current assets by RMB43,458 million. Short-term bank loans outstanding totaled RMB19,474 million as of December 31, 2008.  Our substantial indebtedness and other obligations could make us more vulnerable to economic recessions and reduce our flexibility in responding to increased competition and changing business and economic conditions.

Moreover, we are largely dependent upon cash flows generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We have arranged financing with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. We have also tried to ensure our liquidity by structuring a substantial portion of our short-term bank loans to be rolled over upon maturity. These efforts, however, may ultimately prove insufficient. Our ability to obtain financing may be affected by our financial position and leverage and our credit rating, as well as by prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

Future Financing Requirements

We require significant amounts of external financing to meet our capital commitments for adding and upgrading aircraft and flight equipment and for other business expansion needs. We generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from Bank of China and other Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to continue to obtain bank guarantees in the future. The unavailability of guarantees from Bank of China or other acceptable banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The current economic recession has severely disrupted the global capital markets, resulting in a diminished availability of financing and higher cost for financing that is obtainable. Our ability to obtain financing may also be impaired by our financial position and leverage and our credit rating. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or expand our operations may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.

Weaker Demand for Air Travel as a Result of the Global Economic Recession

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of the domestic and global economies.  Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of the global and local economies, low unemployment levels, strong consumer confidence levels and the availability of consumer and business credit. As a result of the severe global economic downturn, we experienced significantly weaker demand for air travel, especially internationally, in the fourth quarter of 2008 and into 2009. To offset the decline in passenger volume, we reduced our international flights and reallocated our capacity by focusing more on the domestic market. Demand for air travel could continue to fall if the global economic recession continues, and overall demand may fall much lower than we are able prudently to reduce capacity. Continuation or worsening of the current global recession may lead us to further reduce domestic or international capacity, which would have a material adverse effect on our revenues, results of operations and liquidity.

In addition, the airline industry is characterized by a high degree of operating leverage. Due to high fixed costs, including payments made in connection with aircraft leases, the expenses relating to the operation of any given flight do not vary proportionately with the number of passengers carried, while revenues generated from a particular flight are directly related to the number of passengers carried and the fare structure of the flight. Accordingly, a decrease in revenues may result in a proportionately higher decrease in profits.

Fuel Supply and Costs

The availability and cost of aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policies, the rapid growth of the economies in China and India, the levels of inventory carried by industries, the amounts of reserves built by governments, disruptions to production and refining facilities and weather conditions. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its sensitivity to fuel prices.

Fuel costs constitute a significant portion of our operating costs and, in 2008, accounted for approximately 32.5% of our operating expenses. Between 2007 and 2008, our fuel expenses rose by 22.3%, partially as a result of increased weighted average domestic and international fuel prices. Between 2007 and 2008, the weighted average fuel prices that we paid increased by approximately 28.0%. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. Any jet fuel shortages or any increase in domestic or international jet fuel prices may materially and adversely affect our financial condition and results of operations.

Fuel Hedging Arrangements

As a form of protection against potential spikes in fuel price, we from time to time hedge a portion of our future fuel requirements through various financial derivative instruments to lock in fuel costs within a hedged price range. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses.  Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. As of December 31, 2008, the loss of fair value of the aviation fuel hedging contracts entered into by our Company has contributed to the loss incurred by our Company in 2008 in the amount of approximately RMB6,256 million.  In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Intensified Competition

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic markets, we compete against smaller domestic airline companies that operate with costs that are lower than ours. In our regional and international markets, we compete against international airline companies that have significantly longer operating histories, greater name recognition, more resources or larger sales networks than we do, or utilize more developed reservation systems than ours. See the section headed “Item 4. Information on the Company — Business Overview — Competition” for more details. The public’s perception of the safety records of Chinese airlines also materially and adversely affects our ability to compete against our international competitors. In response to competition, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may be required to do the same in the future. Increased competition and pricing pressures from competition may have a material adverse effect on our financial condition and results of operations.

Government Regulation

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

—	route allocation;

—	pricing of domestic airfares;

—	the administration of air traffic control systems and certain airports; and

—	aircraft registration and aircraft airworthiness certification.

As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

Government Ownership and Control of Our Company

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds 59.67% of our Company’s equity interests on behalf of the PRC Government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC Government as the ultimate controlling person of our Company and most of the other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our Company.

On December 10, 2008, CEA Holding entered into the A Share Subscription Agreement with our Company and on December 29, 2008, CEA Holding entered into a revised A Share Subscription Agreement. Pursuant to the revised A Share Subscription Agreement, CEA Holding will, at the subscription price of RMB3.87 per share, subscribe in cash for 1,437,375,000 new A Shares with a total subscription price of approximately RMB5,563 million. Simultaneously with the entering into of the A Share Subscription Agreement and the revised A Share Subscription Agreement, CES Global Holdings (Hong Kong) Limited (“CES Global”), a wholly owned subsidiary of CEA Holding, entered into the H Share Subscription Agreement and the revised H Share Subscription Agreement with our Company. Pursuant to the revised H Share Subscription Agreement, CES Global will, at the subscription price of RMB1.0 per share, subscribe in cash for 1,437,375,000 new H Shares with a total subscription price of approximately RMB1,437 million. Immediately after completion of both subscriptions, CEA Holding will, directly and indirectly hold in aggregate 5,778,750,000 shares in our Company (including 4,341,375,000 A Shares and 1,437,375,000 H Shares), representing approximately 74.64% of the enlarged total share capital of our Company.  On February 26, 2009, we convened a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders, at which special resolutions were passed to approve both the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to CEA Holding and the issuance of 1,437,375,000 new H Shares at subscription price of approximately RMB1,437 million to CES Global.

On May 22, 2009, we received an approval issued by CSRC dated May 19, 2009 in relation to our proposed issue of 1,437,375,000 new H Shares at a price of RMB1.00 per share to CES Global. Pending the final approval to be issued by CSRC in relation to the issuance of the new A Shares, we will arrange for the new H Shares and the new A Shares to be issued.

As a controlling shareholder, CEA Holding has the ability to exercise a controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

—	mergers or other business combinations;

—	the acquisition or disposition of assets;

—	the issuance of any additional shares or other equity securities;

—	the timing and amount of dividend payments; and

—	the management of our Company.

Insurance Coverage and Cost

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. We renew our insurance policies on a yearly basis and are currently insured through November 30, 2009. However, if the insurance carriers further reduce the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected. In addition, although there was no major change to our insurance arrangements in 2008, the premium for our insurance coverage of aircraft hull deductibles increased by 19.7% at renewal due to the impact from downturn of global economic crisis.

Direct Air Link between Mainland China and Taiwan

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 regular direct flights per week with effect from 2009 between 16 cities in mainland China and eight cities in Taiwan. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. While we have currently been allocated 24 of the approximately 270 regular direct flights per week and are one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

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

—
difficulty with integrating the assets and operations of the acquired airline companies or airline-related businesses, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

—	failure to achieve the anticipated synergies, cost savings or revenue-enhancing opportunities resulting from the acquisition of such airline companies or airline-related businesses;

—	difficulty with exercising control and supervision over the newly acquired operations; and

—	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airline companies or airline-related businesses.

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

Adverse Public Health Epidemics or Pandemics

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. The outbreak of Severe Acute Respiratory Syndrome, or SARS, in early 2003 led to a significant decline in travel volume and business activities and substantially affected businesses in Asia. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu, many of which have resulted in fatalities. In addition, outbreaks of and sporadic human infection with influenza A (H1N1), a highly contagious acute respiratory disease, have been reported in Mexico and an increasing number of countries around the world, some cases resulting in fatalities. We are unable to predict the potential impact, if any, that the outbreak of influenza A (H1N1) or any other serious contagious disease or another outbreak of SARS or avian flu may have on our business. Any future outbreak of SARS, avian flu, influenza A (H1N1) or similar adverse public health developments may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

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

Fluctuations in Exchange Rates

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC Government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 3.4% in 2006, 6.9% in 2007 and 7.0% in 2008. In May 2007, the PRC Government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the PRC Government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities at the end of the period are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. Where fluctuations in exchange rates are significant, the exchange losses resulting from the translation of foreign currency denominated liabilities would be greater and would affect the profitability and development of our Company.

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

Legal Proceedings

On November 21, 2004, a CRJ-200 Bombadier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. On July 5, 2007, pursuant to several conditions with which our Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. Moreover, the Superior Court scheduled and held a status conference on December 10, 2007, and intends to schedule subsequent status conferences every six months until the litigation in China is resolved or until the Superior Court determines otherwise. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the Superior Court on May 6, 2008. Subsequently, the plaintiff filed the second motion with the Superior Court to lift the stay on July 10, 2008. On August 27, 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on February 26, 2009, dismissing the appeal of the plaintiff and affirming the original order. On March 16, 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and we have not received any notices or official summons from the court in Beijing as of May 31, 2009. We cannot assure you that the court will rule in favor of our Company in procedure or substance of the litigation.

Suspension and Reduction of Certain Flights in Yunnan, China

We experienced a suspension and reduction in our flight services in 2008 due to unforeseeable circumstances, including actions taken by our pilots which were beyond our anticipation or control. Between March 31, 2008 and April 1, 2008, 21 intra-provincial flights operated by the Yunnan branch of our Company took off and, without warning, subsequently returned to their departure airports without reaching their intended destinations due to various reasons determined by the CAAC Southwest Bureau, which included pilot mishandling. Pursuant to its investigation into the incident, the CAAC Southwest Bureau imposed a penalty on our Company of RMB1.5 million and suspended our right to operate flights for certain routes and reduced a number of our other flights in the Yunnan region. Although the suspension of our right to operate flights for certain routes has been lifted and the number of our other flights in the Yunnan region which had been reduced have resumed since October 2008, the occurrence of similar actions or events may be difficult to predict or foresee and may disrupt our business operations as well as result in administrative penalties, loss of revenues and harm to our reputation. See “Item 4. Information on the Company - Business Overview”.

Failure or Disruption of our Computer, Communications, Flight Equipment or other Technology Systems

We rely heavily on computer, communications, flight equipment and other technology systems to operate our business and enhance customer service. Substantially all of our tickets are issued to passengers as electronic tickets, and we depend on our computerized reservation system to be able to issue, track and accept these electronic tickets.  In addition, we rely on other automated systems for crew scheduling, flight dispatch and other operational needs. These systems could be disrupted due to various events, including natural disasters, power failures, terrorist attacks, equipment failures, software failures, computer viruses, and other events beyond our control. We cannot guarantee that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions or failures of these systems. Any substantial or repeated failure or disruption in or breach of these systems could result in the loss of important data and could have an adverse impact on our business operations, profitability, reputation and customer services.

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

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2008, our Company’s total revenue from core operations accounted for approximately 94.0% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of May 31, 2009:

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

On March 14, 2006, we entered into an official sponsorship agreement with the Bureau of 2010 Expo Shanghai (the “Bureau”), which designated our Company as the exclusive airline passenger carrier in China to sponsor the 2010 Shanghai Expo. Pursuant to the agreement, we are entitled to a number of rights, including the use of the Bureau’s logos and trademarks and the slogan “Better City, Better Life”, and priority to purchase advertising space at the Expo site. We are also able to enjoy the privileges of being a market development participant of the World Expo. The total sponsorship fee under the agreement is RMB320 million, of which RMB160 million will be paid in cash in installments and the remaining RMB160 million will be settled by value-in-kind services. See Note 18(b) to our audited consolidated financial statements for details. We believe that, as the designated partner airline for World Expo 2010 Shanghai and with our core operations in Shanghai, one of China’s principal air transportation hubs, we are well-positioned to enhance our brand image and overall operations.

On December 27, 2006, our Board of Directors passed a resolution to dispose of certain aged aircraft and related flight equipment in the forthcoming 12-months in light of the poor market reception and the high maintenance cost of these aircraft. These aircraft together with the related flight equipment and spare parts have been classified as non-current assets held for sale as of December 31, 2006. Prior to the reclassification, a valuation deficit of RMB1,035 million for these assets was recognized in the income statement as a result of the asset revaluation. For more details, see Note 40 to our audited consolidated financial statements.

On August 16, 2007, we established China Eastern Airlines Gifting Co., Ltd. , a limited liability company established under the laws of the PRC. The registered capital of China Eastern Airlines Gifting Co., Ltd. is RMB50 million. Our Company directly owns a 100% equity interest in China Eastern Airlines Gifting Co., Ltd. China Eastern Airlines Gifting Co., Ltd., which commenced operations after obtaining its business license from the relevant government authority on August 17, 2007 and is primarily engaged in the provision of marketing services.

On September 2, 2007, we entered into a non-binding agreement with Singapore Airlines Limited (“SIA”) and Lentor Investments Pte. Ltd (“Temasek”) for a proposed investment by SIA and Temasek in our Company through a subscription for new H shares, subject to legally binding documents to be entered into at a later date. SIA is primarily engaged in providing air transportation services on a global basis. Temasek, an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited, is an investment company. On November 9, 2007, we entered into several agreements with SIA and Temasek that provided detailed terms of the investment, including: (1) the Subscription Agreement between SIA, Temasek and our Company in which SIA and Temasek would subscribe for new H shares that would represent approximately 25% and 13%, respectively, of our existing H shares for an aggregate consideration of approximately US$923.3 million (HK$7.2 billion); (2) the CEA Holding Subscription Agreement between CEA Holding and our Company in which CEA Holding would subscribe for new H shares for approximately 23% of existing H shares (in addition to their current holdings) for an aggregate consideration of US$538.6 million (HK$4.2 billion); (3) the Cooperation Agreement between SIA and our Company in which the key areas of strategic alliance and cooperation between the two parties are described, subject to termination at the option of either party; and (4) the Personnel Secondment Agreement between SIA and our Company in which the terms for the secondment of SIA personnel to executive positions within our Company are detailed, subject to termination upon the termination of the Cooperation Agreement. As shareholders’ approval of the issuance of new H shares was a condition precedent in both the Subscription Agreement and the CEA Holding Subscription Agreement, we convened a general meeting on January 8, 2008 for shareholders to vote on the pending resolutions. We did not obtain shareholder approval at that meeting for the issuance of new H shares and currently have no plans to attempt another shareholder vote. Pursuant to the terms of the agreements, the Subscription Agreement and CEA Holding Subscription Agreement expired on August 9, 2008 because the conditions precedent were not fulfilled.

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

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and holds 51% and 49%, respectively, of the equity interests in the joint venture.

The table below sets forth details of our operating fleet since 2005 (including our acquisition or assumption of ownership or leases of 60 aircraft as part of our acquisition of certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in 2005) and planned additions for the years 2009 and 2010:

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions
	2005		2006		2007		2008		2009	2010

A340-600	5	—	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	5	—	—	—
A330-300	—	—	—	7	5	7	8	7	—	—
A330-200	—	—	—	3	1	3	2	3	—	—
A300-600	10	3	9	—	8	—	7	—	—	—
A310	3	—	—	—	—	—	—	—	—	—
A321	4	—	6	—	10	—	15	—	—	—
A320	37	26	37	26	39	26	47	26	10	14
A319	—	10	3	10	5	10	5	10	—	—
MD-90	9	—	9	—	9	—	9	—	—	—
MD-82	—	3	—	—	—	—	—	—	—	—
B737NG	—	—	—	—	—	—	—	—	—	—
B737-800	—	3	—	7	—	7	—	8	3	2
B737-700	8	14	14	15	16	15	17	15	7	4
B737-300	13	6	13	10	16	7	16	6	—	—
B767-300	3	—	3	—	3	—	3	—	—	—
B787	—	—	—	—	—	—	—	—	—	4
EMB145	3	—	7	—	10	—	10	—	—	—
CRJ-200	5	—	5	—	5	—	5	—	—	—
A300F	—	2	1	1	2	—	3	—	—	—

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions
	2005		2006		2007		2008		2009	2010

B747F	—	2	1	2	2	1	2	—	—	—
MD-11F	6	—	6	—	6	—	—	6	—	—
Total	180		205		223		159	81	20	24

B.           Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue tonne-kilometers and number of passengers carried in 2008, and is the primary air carrier serving Shanghai, China’s eastern gateway and largest city. As of December 31, 2008, we accounted for approximately 19.3% of the total commercial air traffic (as measured in revenue tonne-kilometers, or RTKs) handled by Chinese airlines. We operate primarily from Shanghai’s Hongqiao Airport and Pudong International Airport. In 2008, in terms of flight take-off and landing statistics, our flights accounted for 36.1% and 27.8% of all the flight traffic at Hongqiao Airport and Pudong International Airport, respectively. In 2008, we accounted for approximately 31.9% of the total passenger traffic volume and 17.5% of the total freight volume on routes to and from Shanghai.  In 2008, we were awarded an “Excellence Award for Customers’ Satisfaction” by the CAAC’s Passengers’ Rating of Civil Aviation Award for the fourth consecutive year.

Compared to 2007, our traffic volume (as measured in RTKs) decreased by 6.4% from 7,713.9 million in 2007 to 7,219.0 million in 2008. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) decreased from 57,182.6 million in 2007 to 53,785.3 million in 2008, or 5.9%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) decreased by 7.4% from 2,614.1 million in 2007 to 2,420.1 million in 2008.

In May 2009, we received from CEA Holding, the controlling shareholder of our Company, notice of its intention to propose a resolution for the consideration and approval at our Annual General Meeting, which is scheduled to be held on June 13, 2009. In order to develop our business, CEA Holding proposed to expand the scope of business of our Company to include the “insurance agency services” and to amend the Articles of Association accordingly. According to the proposal, we may provide aircraft accident insurance agency services and travel insurance agency services once the resolution is passed, and may extend to other types of insurance agency services in the future.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2008:

	2006	2007	2008
	(millions of RMB)	(millions of RMB)	(millions of RMB)

Traffic Revenues
Passengers (1)	33,413	37,550	35,528
Cargo and mail (2)	2,843	3,114	3,316
Total Traffic Revenues	36,256	40,664	38,844

(1)       includes revenues generated from cargo carried by passenger flights.
(2)       excludes revenues generated from cargo carried by passenger flights.

In accordance with industry practice, we exclude cargo carried by passenger flights when calculating passenger related operating statistics, such as passenger traffic volume, passenger capacity, passenger yield and passenger load factor, and we include cargo carried by passenger flights when calculating cargo and mail related operating statistics, such as cargo and mail traffic volume, cargo and mail capacity, cargo and mail yield and cargo and mail load factor. However, for financial reporting purposes, we include cargo carried by passenger flights in our financial information when calculating passenger revenues and exclude cargo carried by passenger flights from our financial information when calculating cargo and mail revenues. As such, the trends in our financial information are not representative of the trends in our operating statistics. The discussion of our operating statistics below follows industry practice.

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2007:

	2006	2007	2008

Passenger Traffic (in RPKs) (millions)	50,272	57,183	53,785
Domestic	31,272	35,492	35,352
Regional (Hong Kong, Macau and Taiwan)	3,522	3,305	3,058
International	15,478	18,386	15,375

Passenger Capacity (in Asks) (millions)	70,468	77,717	75,964
Domestic	42,687	46,166	47,588
Regional (Hong Kong, Macau and Taiwan)	5,554	5,075	4,562
International	22,227	26,476	23,814

	2006	2007	2008

Passenger Yield (RMB)	0.61	0.62	0.62
Domestic	0.61	0.61	0.61
Regional (Hong Kong, Macau and Taiwan)	0.71	0.65	0.64
International	0.58	0.61	0.66

Passenger Load Factor (%)	71.34	73.58	70.80
Domestic	73.26	76.88	74.29
Regional (Hong Kong, Macau and Taiwan)	63.39	65.12	67.02
International	69.64	69.44	64.56

The primary focus of our business is the provision of domestic, regional and international passenger airline services. We operated approximately 6,090 scheduled flights per week (excluding charter flights), serving a route network that covers 134 cities within China and abroad. In 2008, we operated a total of approximately 423 routes.

In 2008, we operated approximately 4,857 domestic flights per week on 332 routes. Our domestic routes generated approximately 63.9% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 390 flights per week on 16 routes to and from Hong Kong, originating from Shanghai and 16 other major cities in eastern, northern and western China. In addition, we operated approximately 10 flights per week on five routes between mainland China and Taiwan. Our regional  routes accounted for approximately 5.9% of our passenger revenues in 2008.

In 2008, we operated approximately 838 international flights per week on 75 routes, serving 46 cities in 21 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. Since 2006, we gradually introduced several routes to further improve our route network, including Shanghai-Frankfurt, Shanghai-New York, Beijing-Seoul, Hangzhou-Qing Zhou, Weimar-Seoul, Shanghai-Maldives-Johannesburg, Hongqiao-Hamada, Beijing- Dalian-Okayama, Shanghai-Seoul-Bangkok and Hongqiao-Gimp. In 2008, we introduced the Shanghai-Copenhagen route. Revenues derived from our operations on international routes accounted for approximately 30.3% of our passenger revenues. Revenues derived from our operations on our 26 routes to and from Japan accounted for approximately 7.5% of our passenger revenues and approximately 24.6% of our international passenger revenues in 2008.

Following its investigation into an incident that involved the return of certain of our flights to their departure points without reaching their intended destination, the CAAC Southwest Bureau determined that certain flight returns were a result of pilot mishandling. As a result, two of our flight routes, namely the Kunming—Binna and Kunming—Dali routes, were suspended by the CAAC Southwest Bureau as of May 4, 2008. In addition, from April 26, 2008, the CAAC Southwest Bureau reduced the number of our Company’s flights in the Yunnan region as follows: a decrease of six flights per day between Kunming and Lining, a decrease of six flights per day between Kunming and Zhenjiang, a decrease of two flights per day between Kunming and Manish, a decrease of two flights per day between Kunming and Linsang, a decrease of two flights per day between Kunming and Samoa and a decrease of two flights per day between Kunming and Wenham. Revenues derived from the suspended and reduced flights accounted for approximately 1.5% of our total revenue from principal operations in 2007. The Department of Transport of the CAAC issued a notice on October 6, 2008 to lift the suspension of our right to operate flights on the Kunming—Binna and Kunming—Dali routes and to resume the number of our flights in the Yunnan region which had been reduced, with effect from October 26, 2008. See “Item 3. Key Information – Risk Factors”.

Most of our international and regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hongqiao Airport and Pudong International Airport. All of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong International Airport is a newly constructed airport and is approximately 30 kilometers from the central business district of Shanghai.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively.  With Shanghai as our main hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on certain flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub. In addition, we will continue to develop our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively. We will also focus on major cities, such as Nanjing, Hangzhou, Qingdao and other coastal cities in eastern China, to help increase our market shares.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2008:

	Year Ended December 31,
	2006	2007	2008

Cargo and Mail Traffic (in RFTKs) (millions)	2,444	2,614	2,420
Domestic	575	609	622
Regional (Hong Kong, Macau and Taiwan)	141	118	111
International	1,728	1,888	1,687

Cargo and Mail Capacity (in AFTKs) (millions)	4,723	5,091	4,805
Domestic	1,060	1,228	1,375
Regional (Hong Kong, Macau and Taiwan)	351	274	278
International	3,313	3,589	3,152

Cargo and Mail Yield (RMB)	2.30	2.10	2.21
Domestic	0.87	0.97	1.26
Regional (Hong Kong, Macau and Taiwan)	5.24	4.49	4.42
International	2.54	2.31	2.42

Cargo and Mail Load Factor (%)	51.74	51.34	50.36
Domestic	54.24	49.55	45.21
Regional (Hong Kong, Macau and Taiwan)	40.24	42.91	39.79
International	52.16	52.60	53.54

We are required to obtain from the CAAC the right to carry passengers or cargo on any domestic or international route. Our cargo and mail business generally utilizes the same route network used by our passenger airline business. China Cargo Airlines Co., Ltd. also maintains 16 cargo routes. We carry cargo and mail on our freight aircraft as well as in available cargo space on our passenger aircraft. Our most significant cargo and mail routes are international routes.

The development of cargo operations is an important part of our Company’s growth strategy. We have six MD-11F freight aircraft under operating leases for cargo and mail operations. We also have three Airbus A300F as well as two Boeing 747F freighters for our cargo operations in 2008.

Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2008:

	2006	2007	2008
	(millions of RMB)	(millions of RMB)	(millions of RMB)

Domestic (the PRC, excluding Hong Kong)	20,901	24,134	24,333
Hong Kong (including Taiwan and Macau)	3,245	2,695	2,474
Japan	3,583	3,643	3,512
Other countries	9,828	12,062	10,753
Total	37,557	42,534	41,072

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

—	the administration of airports and air traffic control systems;

—	aircraft registration and aircraft airworthiness certification;

—	operational safety standards; and

—	the liabilities of carriers.

The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfare, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

—	whether to apply for any route;

—	the allocation of aircraft among routes;

—	the airfare pricing for the international and Hong Kong passenger routes;

—	the airfare pricing within the limit provided by the CAAC for the domestic passenger routes;

—	the acquisition of aircraft and spare parts;

—	the training and supervision of personnel; and

—	many other areas of day-to-day operations.

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

International Route Rights

International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the PRC Government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Under the new air services agreement entered into between China and the U.S. in May 2007, the number of daily round-trip flights will increase from current 12 to 23 before 2012. As a result, the CAAC also expects to receive applications from Chinese airlines to fly international passenger routes. The CAAC awards the relevant route to an airline based on various criteria, including:

—	availability of appropriate aircraft and flight personnel;

—	safety record;

—	on-time performance; and

—	hub location.

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

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. We expect that, as reforms continue in 2009, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

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

Acquisition of Aircraft and Spare Parts

Most Chinese airlines are required to purchase their aircraft, aircraft spare parts and other aviation equipment through the China Aviation Supplies Import & Export Group Corporation, or the CASC Group, an entity controlled by the CAAC. If a Chinese airline plans to acquire an aircraft, the airline must first seek approval from the CAAC and NDRC and must, as a condition of approval, provide specific acquisition plans, which are subject to modification by the CAAC and NDRC. If approval of an aircraft acquisition is obtained, the airline negotiates the terms of the acquisition with the manufacturer together with the CASC Group because the CASC Group possesses the license required to import or export aircraft and is entitled to receive a commission. Our Company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC , which is 55% owned by CEA Holding and 45% owned by our Company, without the participation of CASC. This gives us freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain an approval from the NDRC for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

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

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and CAAC from 2006 to 2008.  Since the second half of 2008, international crude oil prices have decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009.

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

On December 28, 2007, the Civil Aviation Administration of China and the NDRC released the Implementing Scheme for the Civil Aviation Airport Charges Reform Implementation Plan, which was implemented on March 1, 2008. This new plan divides airport charges into three parts: charges related to airline businesses; charges related to important non-airline items; and other non-airline charges. The charges related to airline businesses and important non-airline items must follow the national guided prices, in which the standard prices are rarely increased, while reduced rates can be negotiated between the airport or the service provider and the users. The plan grants us the right to negotiate with airports on the airport charges.

The civil aviation infrastructure levy has been waived again from January 2009 to June 2009, according to one of the ten measures announced by the CAAC in December 2008 in response to the global economic downturn.  The waived levy for China’s aviation industry will amount to approximately RMB4,000 million in total.  The ten measures also include measures to enhance safety, reduce taxes, invest in infrastructure and optimize the airspace and air routes.

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

Competition

Domestic

Domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. In addition, we faced intense competition from entrants to our domestic markets as new investments into China’s civil aviation industry are made following the CAAC’s relaxation of certain private-sector investment rules in July 2005. In December 2008, the CAAC announced ten measures to protect and encourage the domestic aviation industry, one of which provides that no new Chinese airlines will be licensed to incorporate and operate aviation businesses before 2010. If the restriction is lifted in the future, we expect that competition from other Chinese airlines on our routes will further intensify. Our Company competes against our domestic competitors primarily on the basis of safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our Company is well-positioned to compete against our domestic competitors in the growing airline industry in China.

There are currently 41 Chinese airlines in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 250 routes and has a fleet of at least 240 jet aircraft. As of December 31, 2008, our Company, Air China and China Southern accounted for 19.3%, 26.2% and 24.6%, respectively, of the total commercial air traffic (as measured in RTKs) handled by Chinese airlines.

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

Regional

Our high yielding Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 390 flights per week on routes between 16 Chinese cities and Hong Kong. Cathay Pacific Airways, or Cathay, and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. In addition to the frequency and convenience of our flights and the number of routes offered, our Company’s competitive strategy for the Hong Kong routes also stresses safety and service quality. The new Air Transportation Arrangement signed between the PRC Government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations.

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

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 regular direct flights per week with effect from 2009 between 16 cities in mainland China and eight cities in Taiwan. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected.  While we currently operate five direct routes to Taipei from Shanghai, Nanjing, Xi’an, Kunming and Wuhan, which accounts for 24 regular direct flights per week, and are one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We previously competed with Air Macau on the Shanghai Pudong-Macau route. We operated 416 flights on our Shanghai Pudong-Macau route in 2008 but ceased to operate this route in October 2008. In addition, Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China.

International

We compete with Air China, China Southern and many other well-established foreign carriers on our international routes. Most of our international competitors are very well-known international carriers and are substantially larger than us and have substantially greater financial resources than we do. Many of our international competitors also have significantly longer operating histories and greater name recognition than we do. Some international passengers, who may perceive these airlines to be safer than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and utilize more developed reservation systems than ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than ours and effectively enhance their ability to attract international passengers. We also face significant competition in our international cargo operations. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country are allowed to serve the China-U.S. market over the next few years. It is expected that there will be a significant increase in China-U.S. air services over the next few years due to this agreement, which would further intensify competition in this market. Another air transport agreement was signed between China and the United States on July 9, 2007 in order to increase travel and tourism and promote cultural, business and governmental exchanges between China and the United States, as well as to promote the ultimate objective of full liberalization of the bilateral air transport market. A trade services agreement was also signed between China and ASEAN countries in January 2007 and became effective in July 2007 to remove the restrictions on China’s entry into foreign freight markets.

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We compete with All Nippon Airways, Japan Airlines, Air China, Shanghai Airlines and Northwest Airlines, Inc. on our passenger routes to Japan. Hainan Airlines Company Limited, China Southern and Hong Kong Express Airways Limited also entered the Japan market and had some impact on sales for our Osaka, Nagoya and Okinawa routes. On our Korean routes, we compete with Asiana Airlines, Korean Air, China Southern and Shanghai Airlines. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Northwest Airlines, Inc., United Airlines, American Airlines, Air China and China Southern. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways and Lufthansa German Airlines. We compete with Air China and Qantas Airways Ltd. on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

Maintenance and Safety

The rapid increase in air traffic volume in China in recent years has put pressure on many components of China’s airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. In recent years, the CAAC has placed increasing emphasis on the safety of airline operations in China and has implemented a number of measures aimed at improving the safety record of the airlines. Our ability to provide safe air transportation in the future depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at Chinese airports. We have a good safety record and regard the safety of our flights as the most important component of our operations.

Maintenance Capability

We currently perform regular repair and maintenance checks on all of our aircraft. We are able to perform D1 checks on our Boeing 737NG and Airbus A320 and C checks on Boeing 737-300, 767-300, Airbus A300-600, MD-90, CRJ-200 and EMB-145LR. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao Airport. We have additional maintenance bases at Pudong International Airport and each of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We currently employ approximately 7,425 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus Industries G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc., formerly Allied Signal Inc., in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao Airport which has the capacity to house two wide-body aircraft. Our Company and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in China. Our Company and Rockwell Collins International Inc. holds 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, our Company, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our Company. STA, which was established in 2004 by our Company and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services.

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and holds 51% and 49%, respectively, of the equity interests in the joint venture.

The enhancement of our maintenance capabilities allows our Company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

Safety

The provision of safe and reliable air services for all of our customers is one of our primary operational objectives. We implement uniform safety standards and safety-related training programs in all operations. Our flight safety management division monitors and supervises our Company’s flight safety. We have had a flight safety committee since the commencement of our business, comprised of members of our senior management, to formulate policies and implement routine safety checks at our Shanghai headquarters and all provincial hubs. The flight safety committee meets monthly to review our overall operation safety record during the most recent quarter and to adopt measures to improve flight safety based upon these reviews. We have also implemented an employee incentive program, using a system of monetary rewards and discipline, to encourage compliance with the CAAC safety standards and our safety procedures. We periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews.

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

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. We use flight simulators for A300-600R, A320 and A330/340 at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Fuel Supplies

Fuel costs represented approximately 32.5% of our operating expenses in 2008. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at five designated major airports in China, namely, the airports in Shanghai Pudong, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market.  For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2008, our fuel expenses increased 22.3% as a result of increased weighted average domestic and international fuel prices. In particular, in 2008, the weighted average fuel prices paid by our Company increased by approximately 28.0%.

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

We have our own ground services and other operational services, such as aircraft cleaning and refueling and the handling of passengers and cargo for our operations at Hongqiao Airport and Pudong International Airport. We also provide ground services for many other airlines that operate to and from Hongqiao Airport and Pudong International Airport. We generally contract for ground services with other airports served by our Company or the principal airlines based at other airports served by our Company for fees and other charges which are typically based on passenger or cargo volume or aircraft tonnage.

In-flight meals and other catering services for our Shanghai-originated flights are provided primarily by Shanghai Eastern Air Catering Limited Liability Company, a joint venture company affiliated with CEA Holding. We generally contract with local catering companies for flights originating from other airports. We have improved the quality of our in-flight meal service in recent years.

We incur certain airport usage fees and other charges for services performed by the airports from which we operate flights, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space. At domestic airports, such fees are generally charged at rates prescribed by the CAAC, which are lower than rates generally in effect at airports outside China.

Marketing and Sales

Passenger Operations

Our marketing strategy with respect to passenger operations is primarily aimed at increasing our market share for all categories of air travelers. With respect to our Hong Kong and international routes, we are permitted to market our services on the basis of price. We also have limited flexibility in setting our airfares for domestic routes and adjust our domestic airfares in response to market demand. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully.

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our “Golden Swallow” frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we changed the name of our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached approximately 4.3 million in 2008, with a flight-taking rate of 10.4%, bringing the influence of our products into full play. The special services hotline “95808” call center was established and came into operation in 2004.

In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides our customers with benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedited transit services at Hongqiao Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Xi’an, Shenzhen, Chongqing, Chengdu and Harbin under internal code-sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Luggage” service in 23 cities, including Shantou and Xiamen. All of these efforts improved the quality of our transit services and, as a result, the number of passengers who used our transit services exceeded 800 thousand and 690 thousand persons/time in 2007 and 2008, respectively. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we devote efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.

We have entered into code-sharing arrangements with American Airlines, Japan Airlines, Korean Airlines, Asiana Airlines, Qantas Airways, Air France, Thai Airways, Shanghai Airlines and China Southern Airlines. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 6,700 large- and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at Hongqiao Airport and Pudong International Airport in Shanghai and in Anhui, Jiangsu, Zhejiang, Jiangxi, Shandong, Shanxi, Hebei, Hubei, Yunnan and Shaanxi provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Ningbo, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas sales or representative offices in Los Angeles, New York, Vancouver, Madrid, Paris, London, Frankfurt, Munich, Moscow, Sydney, Melbourne, Tokyo, Osaka, Nagasaki, Fukuoka, Nagoya, Okinawa, Niigata, Sapporo, Kagoshima, Hiroshima, Fukushima, Okayama, Matsuyama, Komatsu, Singapore, Bangkok, Seoul, New Delhi, Kuala Lumpur, Mumbai, Maldives, Johannesburg and Hong Kong, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In addition, we established our Hong Kong operations division in 2005 to facilitate our marketing and sales in Hong Kong. We also established a Taipei office in May 2009 to provide administrative and support services for passengers, as well as to prepare supplies for our flight crew.

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

Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2008, we generated revenues of approximately RMB1,624 million from our airport ground services and cargo handling services.

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

C.           Organizational Structure

See the section headed “Item 4. Information on the Company — Business Overview”.

D.           Property, Plant and Equipment

Fleet

As of December 31, 2007, we operated a fleet of 223 aircraft, including 197 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters. In 2008, we added a total of 19 aircraft to our fleet, including the purchase of one A320 aircraft and the finance lease of seven A320 aircraft, five A321 aircraft, one A330-200 aircraft, three A330-300 aircraft, one B737-700 aircraft and one B737-800 aircraft and surrendered the lease of two aircraft, including one B737-300 aircraft and one B747F aircraft. We did not dispose of any older aircraft and related flight equipment in 2008. On January 30, 2008, we entered into an agreement with Boeing to purchase 30 737 NG Series aircraft (with engines). On June 27, 2008, we entered into a sale and purchase agreements with ICBC Financial Leasing Co., Ltd. regarding the sale and purchase of three Airbus A340 series aircraft, including the engines, accessories and documents in connection with such aircraft and lease agreements with ICBC Financial Leasing Co., Ltd. regarding the leasing-back of the aircraft. We plan to continue to expand our scale in 2009 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2008, we had a fleet of 240 aircraft, including 214 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters. The following table sets forth the details of our fleet as of December 31, 2008:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average age (in years) (1)

Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	5.0
A340-300	5	5	—	289	12.2
A330-300	15	8	7	300	1.7
A330-200	5	2	3	264	2.2
A300-600R	7	7	—	269	14.0
B767-300	3	3	—	263	12.2
Narrow-body:
MD-90	9	9	—	157	10.5
A321	15	15	—	185	1.8
A320	73	47	26	158	6.2
A319	15	5	10	122	5.7
Boeing 737-800	8	—	8	158	4.3
Boeing 737-700	32	17	15	122	4.7
Boeing 737-300	22	16	6	138	12.5
EMB 145LR	10	10	—	50	2.2
CRJ-200	5	5	—	50	6.8
Total Passenger Aircraft:	229	154	75	—	—

Cargo Aircraft:
MD-11F	6	—	6	—	16.0
A300-600R	3	3	—	—	18.5
B747-400ER	2	2	—	—	1.8
Total Fleet	240	159	81	—	—

(1)           The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.1 hours in 2008, representing a decrease of 0.7 hours compared to 2007. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2008:

	2006	2007	2008

		(in hours)
Wide-body:
A340-600	14.0	13.7	10.9
A340-300	12.1	11.7	9.5
A330-300	9.3	9.6	8.9
A330-200	11.5	14.2	13.3
A300-600	8.6	9.3	7.9
B767-300	9.1	10.1	7.7
Narrow-body:
MD-90	8.1	7.7	5.6
A321	9.0	9.6	9.1
A320	9.3	9.8	9.3
A319	7.8	10.0	9.3
Boeing 737-800	10.5	10.6	9.8
Boeing 737-700	9.9	10.0	9.8
Boeing 737-300	9.0	9.4	8.9
EMB 145	7.6	8.0	6.5
CRJ-200	7.4	8.5	7.8

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and A340-600 aircraft are primarily used for our routes to the United States, Europe, Hong Kong, Korea and other international destinations, including Los Angeles, New York, London, Paris, Seoul, and Bangkok, and on major domestic routes to cities such as Dalian. Our Airbus A330 aircraft are primarily used for our Beijing-Shanghai and Shanghai-Hong Kong and Singapore, Australia, India, Japan and Korea routes. Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. Our EMB145LR and CRJ-200 aircraft are mainly used on our regional short-distance routes.

Our MD-11F, A300-600R and B747-400ER aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan. Our general aviation services customers include provincial authorities in charge of agriculture, forestry and geology.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated jet aircraft deliveries from 2009 to 2010 as of December 31, 2008:

	2009E	2010E	Total

Aircraft
A320	10	14	24
B737-800	3	2	5
B737-700	7	4	11
B787	—	4	4
Total	20	24	44

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

We intend to increase the use of operating leases to improve the flexibility of our operations. However, each decision on our financing alternatives will depend on an evaluation of the following factors:

—	our aircraft requirements and anticipated future deliveries;

—	capital structure and cash flow situation;

—	prevailing interest rates; and

—	other market conditions in effect at the time of any such acquisition or financing.

All of our payment obligations under current aircraft leases have been guaranteed by banks in China.

Operating Facilities

The Company (including branches) has operations on 33 parcels of land, occupying a total area of 1,564,573 square meters. The Company has obtained the land use rights certificates and building ownership certificates for certain parcels of land and, with CEA Holding’s assistance, is currently in the process of applying for the certificates with respect to the remaining parcels. Our five major holding subsidiaries, including China Cargo Airlines Co., Ltd., Eastern Jiangsu, CEA Wuhan, Eastern Logistics and Shanghai Eastern Flight Training Co., Ltd., own and have operations on 36 parcels of land, occupying a total area of 1,688,550 square meters.

The Company (including branches) owns 1,305 buildings, with a total gross floor area of 524,976 square meters. Our five major holding subsidiaries, including China Cargo Airlines Co., Ltd., Eastern Jiangsu, CEA Wuhan, Eastern Logistics and Shanghai Eastern Flight Training Co., Ltd., own 53 buildings, with a  total gross floor area of approximately 244,059 square meters.

We lease from CEA Holding the office buildings in Hongqiao Airport and the properties of our Shanxi branch, Hebei branch and Northwest branch.

In accordance with the lease agreements between our Company and CEA Holding, we lease from CEA Holding 351 properties in total, including 40 parcels of land, occupying a total area of 1,113,307 square meters and 311 buildings and facilities, with a total gross floor area of 305,977 square meters.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis decreased by 3.7%, from 12,085.9 million ATKs in 2007 to 11,642.2 ATKs in 2008, and our passenger capacity on an available seat kilometer, or ASK, basis decreased by 2.3%, from 77,717.2 million Asks in 2007 to 75,964.3 million Asks in 2008. Total traffic on a revenue tonne kilometer, or RTK, basis decreased by 6.4%, from 7,713.9 million RTKs in 2007 to 7,219.0 RTKs in 2008.
The historical results of operations discussed in this Annual Report may not be indicative of our future operating performance. Like those of other airlines, our operations depend substantially on overall passenger and cargo traffic volume and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events, changes in the domestic and global economies and other unforeseen events. Our operations will be affected by, among other things, fluctuations in aviation fuel prices, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid.

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

Certain Financial Information by Business Segment

Since 2006, our Company has operated in two business segments, namely the passenger business segment (including cargo carried by passenger flights) and cargo and mail transportation business segment, in view of the continued growth of our cargo and mail transportation services.

The following table sets forth our segment results for the year ended December 31, 2008:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB	RMB	RMB	RMB
	(in millions)

Traffic revenues	35,528	3,316	—	38,844
Other revenues and operating income	1,477	1,092	257	2,826

Total segment revenue	37,005	4,408	257	41,670
Inter-segment revenue	(426)	—	(171)	(597)

Revenues	36,579	4,408	86	41,073

Operating (loss)/profit - segment results	(15,149)	(4)	70	(15,083)
Finance income	1,960	101	—	2,061
Finance costs	(2,157)	(147)	(25)	(2,329)
Share of results of associates	—	—	70	70
Share of results of jointly controlled entities	—	—	24	24

(Loss)/profit before income tax	(15,346)	(50)	139	(15,257)
Income tax	10	(74)	(10)	(74)

(Loss)/profit for the year	(15,336)	(124)	129	(15,331)

The following table sets forth our segment results for the year ended December 31, 2007:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB	RMB	RMB	RMB
	(in millions)

Traffic revenues	37,550	3,113	—	40,663
Other revenues and operating income	1,209	901	208	2,318

Total segment revenue	38,759	4,014	208	42,981
Inter-segment revenue	(349)	—	(98)	(448)

Revenues	38,410	4,014	110	42,534

Operating (loss)/profit - segment results	(93)	182	39	128
Finance income	2,055	84	1	2,140
Finance costs	(1,799)	(165)	(14)	(1,978)
Share of results of associates	—	—	58	58
Share of results of jointly controlled entities	—	—	30	30

Profit before income tax	163	101	114	378
Income tax	39	(58)	(4)	(23)

Profit for the year	202	43	110	355

The following table sets forth our segment results for the year ended December 31, 2006:

	Passenger	Cargo and mail	Unallocated	Total
	RMB	RMB	RMB	RMB
	(in millions)

Traffic revenues	33,413	2,843	—	36,256
Other revenues	1,212	709	140	2,061

Total segment revenue	34,625	3,552	140	38,317
Inter-segment revenue	(690)	—	(70)	(760)

Revenues	33,935	3,552	70	37,557

Operating (loss)/profit - segment results	(2,566)	(196)	22	(2,740)
Finance income	1,016	18	1	1,035
Finance costs	(1,654)	(104)	(8)	(1,766)
Share of results of associates	—	—	104	104
Share of results of jointly controlled entities	—	—	30	30

(Loss)/Profit before income tax	(3,204)	(282)	149	(3,337)
Income tax	198	(30)	(5)	163

(Loss)/Profit for the year	(3,006)	(312)	144	(3,174)

A.           Operating Results

The following tables set forth our summary income statements and balance sheet data:

	Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Summary Income Statements Data
IFRS
Revenues	21,328	27,380	37,557	42,534	41,073
Other operating income and gains	85	245	499	488	672
Operating expenses	(20,117)	(27,562)	(40,795)	(42,894)	(56,828)
Operating profit/(loss)	1,296	63	(2,740)	128	(15,083)
Finance income/(costs), net	(641)	(578)	(731)	162	(267)
Profit/(loss) before income tax	650	(528)	(3,338)	378	(15,256)

	Year Ended December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Profit/(loss) for the year attributable to equity holders of the Company	385	(418)	(3,035)	379	(15,269)
Earnings/(loss) per share attributable to equity holders of the Company (2)	0.08	(0.09)	(0.62)	0.08	(3.14)

	As of December 31,
	2004(1)	2005(1)	2006(2)	2007(2)	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)

Summary Balance Sheet Data
Cash and cash equivalents	2,114	1,864	1,987	1,655	3,451
Net current liabilities	(12,475)	(25,548)	(24,588)	(26,098)	(43,458)
Non-current assets	35,918	52,106	51,725	57,949	62,652
Long term borrowings, including current portion	(10,736)	(12,659)	(14,932)	(14,675)	(15,628)
Obligations under finance leases, including current portion	(8,662)	(10,588)	(11,949)	(16,452)	(20,809)
Total share capital and reserves	5,897	5,561	2,534	2,361	(13,097)

(1)	The figures for the years ended December 31, 2004 and 2005 have been restated as a result of the changes of accounting policy.

(2)
The figures for the years ended December 31, 2006 and 2007 have been restated as a result of the changes of accounting policy. Please refer to Note 2(b) of the Financial Statements attached to this Annual Report on Form 20-F for more details.

(3)
The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and the weighted average number of shares of 4,866,950,000 in issue during the year.

2008 Compared to 2007

Revenues

Our revenues decreased by 3.4% from RMB42,534 million in 2007 to RMB41,073 million in 2008 (net of the applicable PRC business tax). This decrease was primarily due to a decrease in the revenues of our passenger business segment, as a result of decreased traffic volume. The decrease in our total revenue was partly offset by the increase of revenue from the cargo and logistics business segment. In 2008, we transported a total of 37.2 million passengers, representing a decrease of 4.9% from 39.2 million passengers in 2007. Our total passenger traffic (as measured in RPKs) decreased by 5.9% from 57,183 million passenger-kilometers in 2007 to 53,785 million passenger-kilometers in 2008 and our total cargo and mail traffic (as measured in RFTKs) decreased by 7.4% from 2,614 million freight tonne-kilometers in 2007 to 2,420 million freight tonne-kilometers in 2008. Our average yield for the passenger business segment remained at RMB0.62 per passenger-kilometer, whereas our average yields for the cargo and logistics business segment increased by 5.2% from RMB2.1 per tonne-kilometer in 2007 to RMB2.2 per tonne-kilometer in 2008.

This decrease was primarily due to a decline in demand for global air transportation due to the global economic crisis in 2008, as well as a series of natural disasters and unexpected incidents that occurred in China, which weakened the demand for domestic travel and transportation and reduced the incentive for foreign travellers to visit China.

Passenger business segment revenues

Our total passenger business segment revenues, including revenues generated from cargo carried by passenger flights, decreased by 4.5% from RMB38,759 million in 2007 to RMB37,005 million in 2008. Total passenger business segment revenues after elimination of inter-segment revenues, which accounted for 89.0% of our total revenues, decreased by 4.8% from RMB38,410 million in 2007 to RMB36,579 million in 2008.

For financial reporting purposes, our passenger business segment includes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our passenger related operating statistics, such as passenger traffic volume and passenger yield, exclude cargo carried by passenger flights. The following discussion of our passenger revenues (excluding cargo carried by passenger flights) and passenger related operating statistics conform to industry practice.

Our passenger traffic revenues decreased by RMB1,692 million, or 4.8%, from RMB35,178 million in 2007 to RMB33,486 million in 2008, which accounted for 86.2% of our total traffic revenues in 2008. The decrease was due to a decline in demand for global air transportation due to the global economic crisis in 2008, as well as a series of natural disasters and unexpected incidents that occurred in China, which weakened the demand for domestic travel and transportation and reduced the incentive for foreign travellers to visit China.

Our domestic passenger traffic revenues (excluding Hong Kong passenger revenues), which accounted for 63.9% of our total passenger traffic revenues in 2008, decreased by 1.7% from RMB21,756 million in 2007 to RMB21,389 million in 2008. The decrease was mainly due to a series of catastrophic natural disasters and unexpected incidents, coupled with the increasing impact of the global financial crisis on the PRC economy, which resulted in a rapid decline in demand in the domestic air transportation market. However, because the 2008 Olympic Games and other large-scale events were held in China, the number of passengers carried did not decrease significantly and the passenger-kilometers yield on domestic routes remained the same as last year.  Compared to 2007, our domestic passenger traffic (as measured in RPKs) decreased by 0.4%, from 35,492 million tonne-kilometers in 2007 to 35,352 million tonne-kilometers in 2008. The number of passengers carried on domestic routes decreased by 2.4%, from 31.2 million in 2007 to 30.4 million in 2008. Our passenger-kilometers yield for domestic routes remained at RMB0.61 per passenger-kilometer.

International passenger traffic revenues, which accounted for 30.3% of our total passenger traffic revenues in 2008, decreased by 10.2% from RMB11,280 million in 2007 to RMB10,134 million in 2008. This decrease was primarily due to a decrease in our international passenger traffic, which resulted from the reduced number of flights on long-distance routes, as well as a decrease in revenue as a result of fluctuations of exchange rates. Our international passenger traffic (as measured in RPKs) decreased by 16.4% in 2008, from 18,386 million in 2007 to 15,375 million in 2008. The number of passengers carried on international routes decreased by 17.2%, from 5.7 million in 2007 to 4.7 million in 2008. Our passenger-kilometers yield for international routes increased from RMB0.61 per passenger-kilometer in 2007 to RMB0.66 per passenger-kilometer in 2008.

Hong Kong passenger traffic revenues, which accounted for 5.9% of our total passenger traffic revenues in 2008, decreased by 8.4% from RMB2,142 million in 2007 to RMB1,963 million in 2008. This decrease was due to intensified competition and reduced capacity, which led to a decrease of 7.5%, from 3,305 million in 2007 to 3,058 million in 2008, in our Hong Kong passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong routes decreased by 8.4%, from 2.3 million in 2007 to 2.1 million in 2008. Our passenger-kilometers yield for Hong Kong routes decreased from RMB0.65 per passenger-kilometer in 2007 to RMB0.64 per passenger-kilometer in 2008.

Cargo and logistics segment revenues

We generate cargo and mail revenues from our cargo and mail transportation services. Our total revenues from our cargo and logistics business segment, excluding revenues generated form cargo carried by passenger flights, increased by 9.8% from RMB4,014 million in 2007 to RMB4,408 million in 2008. There were no inter-segment revenues in 2008. The increase was primarily due to an increase in the average cargo yield , partly offset by a decrease in our cargo and mail traffic caused by decreases in service volume. Cargo and mail yield increased from RMB2.10 in 2007 to RMB2.21 in 2008 per cargo tonne-kilometer primarily due to increase in domestic cargo market price.

For financial reporting purposes, our cargo and logistics business segment excludes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our cargo and mail related operating statistics, such as cargo and mail traffic volume and cargo and mail yield, include cargo carried by passenger flights. The following discussion of our cargo and mail revenues (including cargo carried by passenger flights) and cargo and mail related operating statistics conform to industry practice.

Our cargo and mail traffic revenues decreased by RMB128 million, or 2.3%, from RMB5,486 million in 2007 to RMB5,358 million in 2008, which accounted for 13.8% of our total traffic revenues in 2008. The signing of the Air Rights Agreement between China and the United States and the Trade in Services Agreement between China and six ASEAN countries in July 2007 removed the restrictions on China’s entry into foreign freight markets, which boosted the growth in revenues in the first half of the year. However, the import and export trading demand was largely inhibited due to the global financial crisis in the second half of the year, leading to a decline in traffic volume on principle routes, such as the United States and Europe routes, where the traffic volume decreased by 20% and 11%, respectively, compared to the same period in 2007.

Our domestic cargo and mail traffic revenues (excluding Hong Kong cargo and mail revenues), which accounted for 14.7% of our total cargo and mail traffic revenues in 2008, increased by 32.4% from RMB593 million in 2007 to RMB785 million in 2008. This increase was primarily due to an increase in service charges. Compared to 2007, our domestic cargo and mail traffic (as measured in RFTKs) increased by 2.2%, from 609 million in 2007 to 622 million in 2008. The weight of cargo and mail carried on domestic routes slightly decreased by 0.2%, from 464 million kilograms in 2007 to 463 million kilograms in 2008. Our freight tonne-kilometers yield for domestic routes increased from RMB0.97 per tonne-kilometer in 2007 to RMB1.26 per tonne-kilometer in 2008.

International cargo and mail traffic revenues, which accounted for 76.2% of our total cargo and mail traffic revenues in 2008, decreased by 6.4% from RMB4,364 million in 2007 to RMB4,083 million in 2008, due to a decrease of 11.6% in the weight of cargo and mail carried on international routes from 396 million kilograms in 2007 to 350 million kilograms in 2008. Our freight tonne-kilometers yield for international routes increased from RMB2.31 per tonne-kilometer to RMB2.42 per tonne-kilometer.

Hong Kong cargo and mail traffic revenues, which accounted for 9.1% of our total cargo and mail traffic revenues in 2008, decreased by 7.4% from RMB528 million in 2007 to RMB489 million in 2008. This decrease was primarily due to a decrease of 5.9%, from 118 million in 2007 to 111 million in 2008, in our Hong Kong cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on Hong Kong routes also decreased by 4.9%, from 80 million kilograms in 2007 to 76 million kilograms in 2008. Our freight tonne-kilometers yield for Hong Kong routes decreased from RMB4.49 per tonne-kilometer to RMB4.42 per tonne-kilometer.

Other revenues

We also generated revenues other than passenger and cargo and mail services from airport ground services and ticket handling services. Airport ground services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao Airport and Pudong International Airport. Our total other revenues increased by 21.9% from RMB2,318 million in 2007 to RMB2,826 million in 2008 due to the expansion of our logistics business.

Operating Expenses

Our two business segments, namely, our passenger business segment and our cargo and mail business segment, incur similar operating expenses which are subject to similar trends. As a result, we do not provide segmental analysis for our operating expenses and the following discussion is based on our business as a whole.

Our total operating expenses increased by 32.5% from RMB42,894 million in 2007 to RMB56,828 million in 2008 primarily due to a significant increase in aviation fuel expenses, aircraft maintenance expenses, depreciation of assets and losses arising from fair value movements of derivative financial instruments. Our total operating expenses as a percentage of our revenues increased from 100.8% in 2007 to 138.4% in 2008.

Aircraft fuel expenses increased by 22.3% from RMB15,117 million in 2007 to RMB18,488 million in 2008. This increase was primarily due to a substantial increase in the average price of aviation fuel. In 2008, we consumed a total of approximately 2.4 million tonnes of aviation fuel, representing a decrease of 5.5% compared to 2007. Although our weighted average fuel price per tonne in 2008 increased substantially by approximately 28% from 2007, our aircraft fuel expenses accounted for 32.5% of our total operating expenses in 2008, as compared to 35.2% in 2007. Aircraft fuel expenses accounted for 32.5% of our total operating expenses in 2008, as compared to 35.2% in 2007.

Changes in fair value of financial derivatives resulted in a loss of RMB6,401 million, compared to an income of RMB84 million during the same period in 2007. The difference was mainly due to sharp fluctuations in international oil prices in 2008, which plunged rapidly after reaching a historical high in July 2008. In 2008, the fair value movements of financial derivatives charged to the income statement accounted for 11.26% of our total operating costs. As of December 31, 2008, the loss of fair value in our aviation fuel hedging contracts had contributed to the loss of our Company in the amount of approximately RMB6,256 million. See Note 3(a) to our audited consolidated financial statements for details.

Take-off and landing charges, which accounted for 9.3% of our total operating expenses in 2008, increased by 2.0% from RMB5,174 million in 2007 to RMB5,280 million in 2008 primarily due to the increase in the number of flights of aircraft with higher take-off and landing charges in 2008.  Moreover, the Civil Aviation Airport Charges Reform Implementation Plan, which was issued by the CAAC and NDRC on December 28, 2007 and which became effective on March 1, 2008, substantially increased the level of passenger service fees, which resulted in a considerable increase in the unit charges for aircraft take-off and landing.

Wages, salaries and benefits, which accounted for 8.0% of our total operating expenses in 2008, increased by 5.0% from RMB4,327 million in 2007 to RMB4,545 million in 2008, primarily due to the increase in the number of our employees from 40,477 employees as of December 31, 2007 to 44,153 employees as of December 31, 2008 as we continued to expand our core businesses.  However, we experienced a substantial decline in operating performance in 2008 and, accordingly, staff performance bonus payments were reduced compared to the same period in 2007.

Office, administration and other expenses, which were largely incurred by our passenger business segment, increased by 5.8% from RMB3,834 million in 2007 to RMB4,056 million in 2008 primarily due to the increased expenses relating to our business expansion, including the increase in overseas crew expenses, office expenses, travel expenses, value added tax and custom duties related to operating leases, maintenance expenses and handling fees charged by financial institutions.

Selling and marketing expenses, which were largely incurred by our passenger business segment, decreased by 13.4% from RMB1,805 million in 2007 to RMB1,563 million in 2008, accounting for 2.8% of our total operating expenses in 2008. The decrease was primarily due to the decrease in agency business handling fees and distribution system service fees as a result of a decrease in the number of passengers carried as well as the decrease in overseas distribution system fees resulting from the depreciation of the U.S. dollar against the Renminbi.

Aircraft operating lease expenses decreased by 4.1% from RMB2,851 million in 2007 to RMB2,735 million in 2008. The decrease was mainly due to the expiry of operating leases of certain aircraft in 2007 and the appreciation of the Renminbi against the U.S. dollar. The number of aircraft operated by us increased from 223 as of December 31, 2007 to 240 as of December 31, 2008. Depreciation and amortization expenses increased by 1.3% from RMB4,720 million in 2007 to RMB4,782 million in 2008 primarily due to the expansion of the scale of our operations and an increase in the number of our aircraft.

Aircraft maintenance expenses, which accounted for 5.8% of our total operating expenses in 2008, increased by 36.8% from RMB2,392 million in 2007 to RMB3,273 million in 2008. This was principally due to an increase in aircraft overhaul expenses, a substantial increase in the number of engines under operating leases sent for overhaul in 2008 compared to the same period in 2007, and an increase in repair and maintenance provisions relating to the surrender of aircraft under operating leases which will expire and be surrendered in 2009.

Impairment losses for assets increased from RMB227 million in 2007 to RMB2,977 million in 2008, mainly attributable to our impairment charge on property, plant and equipment, including certain aircraft models which have relatively lower operational efficiency and which management intends to retire in the near future, as well as provision for goodwill.

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies and income from disposal of aircraft and relevant assets. The total amount of our other operating income and other gains increased from RMB488 million in 2007 to RMB672 million in 2008 primarily due to income derived from the disposal of aircraft and relevant assets of RMB267 million in 2008. The government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs increased by 17.7% from RMB1,979 million in 2007 to RMB2,328 million in 2008 primarily due to interest expenses of RMB1,945 million on loans from banks and other financial institutions, representing an increase of 19.4% from 2007, as well as the interest expense of RMB651 million on finance lease obligations, representing a decrease of 11.1% from 2007.

Net Profit / (Loss)

As a result of the foregoing operating results, the net loss attributable to equity holders was RMB15,269 million in 2008, as compared to a net profit of RMB379 million in 2007.

Fixed Assets

Our Company had approximately RMB52,678 million of fixed assets as of December 31, 2008, including aircraft, engines and flight equipment.

 In view of the decline in demand in the air transportation market under the current economic environment, we performed an impairment test on property, plant and equipment (“PP&E”) as of December 31, 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft models and related equipment which reflects their relatively lower operational efficiency and management’s intention to retire these aircraft in the near future. See Note 10 to our audited consolidated financial statements for details. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

2007 Compared to 2006

Revenues

Our revenues increased by 13.0% from RMB37,557 million in 2006 to RMB42,534 million in 2007 (net of the applicable PRC business tax). This increase was primarily due to an increase in the revenues of our passenger business segment and cargo and mail business segment, as a result of increased traffic volume, partly offset by the average yield. In 2007, we transported a total of 39.2 million passengers, representing an 11.8% increase from 35.0 million passengers in 2006. Our total passenger traffic (as measured in RPKs) increased by 13.8% from 50,272 million passenger-kilometers in 2006 to 57,183 million passenger-kilometers in 2007 and our total cargo and mail traffic (as measured in RFTKs) increased by 7.0% from 2,444 million freight tonne-kilometers in 2006 to 2,614 million freight tonne-kilometers in 2007. Our average yield for the passenger business segment increased to RMB0.62 per passenger-kilometer, whereas our average yields for the cargo and mail business segment decreased by 8.7% from RMB2.3 per tonne-kilometer in 2006 to RMB2.1 per tonne-kilometer in 2007.

Passenger business segment revenues

Our total passenger business segment revenues, including revenues generated from cargo carried by passenger flights, increased by 11.9% from RMB34,625 million in 2006 to RMB38,759 million in 2007. Total passenger business segment revenues after elimination of inter-segment revenues, which accounted for 90.3% of our total revenues, increased by 12.9% from RMB33,935 million in 2006 to RMB38,410 million in 2007. The increase was primarily due to the increase in traffic revenues for the passenger business segment.

For financial reporting purposes, our passenger business segment includes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our passenger related operating statistics, such as passenger traffic volume and passenger yield, exclude cargo carried by passenger flights. The following discussion of our passenger revenues (excluding cargo carried by passenger flights) and passenger related operating statistics conform to industry practice.

Our passenger traffic revenues increased by RMB4,548 million, or 14.8%, from RMB30,630 million in 2006 to RMB35,178 million in 2007, due to the increase in traffic revenues generated from our domestic and international services, partly offset by those generated from our regional services.

Our domestic passenger traffic revenues (excluding Hong Kong passenger revenues), which accounted for 61.8% of our total passenger traffic revenues in 2007, increased by 13.7% from RMB19,137 million in 2006 to RMB21,756 million in 2007. This increase was primarily due to an increase in our domestic passenger traffic following increases in our capacity. Compared to 2006, our domestic passenger traffic (as measured in RPKs) increased by 13.5%, from 31,272 million tonne-kilometers in 2006 to 35,492 million tonne-kilometers in 2007. The number of passengers carried on domestic routes increased by 12.3%, from 27.7 million in 2006 to 31.2 million in 2007. Our passenger-kilometers yield for domestic routes remained at RMB0.61 per passenger-kilometer.

International passenger traffic revenues, which accounted for 32.1% of our total passenger traffic revenues in 2007, increased by 24.2% from RMB9,084 million in 2006 to RMB11,280 million in 2007. This increase was primarily due to an increase in our international passenger traffic, which resulted from increases in our capacity, as well as an increase in air fares. Our international passenger traffic (as measured in RPKs) increased by 18.8% in 2007, from 15,478 million in 2006 to 18,386 million in 2007. The number of passengers carried on international routes increased by 18.0%, from 4.8 million in 2006 to 5.7 million in 2007. Our passenger-kilometers yield for international routes increased from RMB0.58 per passenger-kilometer in 2006 to RMB0.61 per passenger-kilometer in 2007.

Hong Kong passenger traffic revenues, which accounted for 6.1% of our total passenger traffic revenues in 2007, decreased by 11.1% from RMB2,409 million in 2006 to RMB2,142 million in 2007. This decrease was due to a slight decrease of 6.2%, from 3,521 million in 2006 to 3,305 million in 2007, in our Hong Kong passenger traffic (as measured in RPKs), as well as a decrease in the average price of our regional airfares. The number of passengers carried on Hong Kong routes decreased 6.3%, from 2.5 million in 2006 to 2.3 million in 2007. Our passenger-kilometers yield for Hong Kong routes decreased from RMB0.71 per passenger-kilometer in 2006 to RMB0.65 per passenger-kilometer in 2007.

Cargo and mail segment revenues

We generate cargo and mail revenues from our cargo and mail transportation services. Our total revenues from our cargo and mail business segment, excluding revenues generated form cargo carried by passenger flights, increased by 13.0% from RMB3,552 million in 2006 to RMB4,014 million in 2007. There were no inter-segment revenues in 2006 and 2007. The increase was primarily due to an increase in our cargo and mail traffic caused by increases in service volume as a result of the expansion of our capacity, partly offset by the average cargo yield. Cargo and mail yield decreased from RMB2.30 in 2006 to RMB2.10 in 2007 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

For financial reporting purposes, our cargo and logistics business segment excludes cargo carried by passenger flights as stated in Note 7(a) to the financial statements. In accordance with industry practice, our cargo and mail related operating statistics, such as cargo and mail traffic volume and cargo and mail yield, include cargo carried by passenger flights. The following discussion of our cargo and mail revenues (including cargo carried by passenger flights) and cargo and mail related operating statistics conform to industry practice.

Our cargo and mail traffic revenues decreased by RMB140 million, or 2.5%, from RMB5,625 million in 2006 to RMB5,486 million in 2007, due to the decrease in traffic revenues generated from our international services and regional services.

Our domestic cargo and mail traffic revenues (excluding Hong Kong cargo and mail revenues), which accounted for 10.8% of our total cargo and mail traffic revenues in 2007, increased by 17.2% from RMB506 million in 2006 to RMB593 million in 2007. This increase was primarily due to an increase in our domestic cargo and mail traffic, as well as an increase in service charges. Compared to 2006, our domestic cargo and mail traffic (as measured in RFTKs) increased by 5.9%, from 575 million in 2006 to 609 million in 2007. The weight of cargo and mail carried on domestic routes increased by 5.7%, from 439 million kilograms in 2006 to 464 million kilograms in 2007. Our freight tonne-kilometers yield for domestic routes increased from RMB0.87 per tonne-kilometer to RMB0.97 per tonne-kilometer.

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

Hong Kong cargo and mail traffic revenues, which accounted for 9.6% of our total cargo and mail traffic revenues in 2007, decreased by 27.0% from RMB723 million in 2006 to RMB528 million in 2007. This decrease was primarily due to a decrease of 16.8%, from 141 million in 2006 to 118 million in 2007, in our Hong Kong cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on Hong Kong routes also decreased by 16.6%, from 96 million kilograms in 2006 to 80 million kilograms in 2007. Our freight tonne-kilometers yield for Hong Kong routes decreased from RMB5.24 per tonne-kilometer to RMB4.49 per tonne-kilometer.

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

Our total operating expenses increased by 5.1% from RMB40,795 million in 2006 to RMB42,894 million in 2007 primarily due to a significant increase in aviation fuel expenses, wages, salaries and other benefits, take off and landing charges, office, administration and other expenses and selling and marketing expenses, partly offset by the decrease in aircraft operating lease and aircraft maintenance expenses. However, our total operating expenses as a percentage of our revenues decreased from 108.6% in 2006 to 100.8% in 2007.

Aviation fuel expenses, which accounted for 35.2% of our total operating expenses in 2007, increased by 11.1% from RMB13,609 million in 2006 to RMB15,117 million in 2007. This increase was primarily due to rising fuel prices, the increase in fuel consumption due to the substantial increase in our total flying hours and mileage in 2007. In 2007, we consumed a total of 2.55 million tonnes of aviation fuel, representing an increase of 9.5% compared to 2006. We paid a weighted average fuel price of RMB5,879 per tonne in 2007, representing an increase of RMB99 per tonne, or approximately 1.7%, from RMB5,780 per tonne in 2006. Aviation fuel expenses accounted for 35.2% of our total operating expenses in 2007, as compared to 33.3% in 2006.

Take-off and landing charges, which accounted for 12.1% of our total operating expenses in 2007, increased by 3.71% from RMB4,989 million in 2006 to RMB5,174 million in 2007 primarily due to the increase in our flights from approximately 340,000 in 2006 to approximately 370,000 in 2007, while party offset by a decrease in the average take-off and landing charges.

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

Office, administration and other expenses, which was largely incurred by our passenger business segment, increased by 5.9% from RMB3,619 million in 2006 to RMB3,834 million in 2007 primarily due to our business expansion, an increase in overseas crew expenses and an increase in settlement fees due to flight delays resulting from the additional number of flights.

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

Aircraft operating lease expenses decreased by 3.5% from RMB2,955 million in 2006 to RMB2,851 million in 2007. The decrease was mainly due to the expiry of operating leases of certain aircraft in 2007 and the appreciation of the Renminbi against the U.S. dollar. The number of aircraft operated by us increased from 205 as of December 31, 2006 to 223 as of December 31, 2007. Depreciation and amortization expenses increased by 5.9% from RMB4,456 million in 2006 to RMB4,720 million in 2007 primarily due to the expansion of the scale of our operations and the introduction of additional aircraft.

Aircraft maintenance expenses, which accounted for 5.6% of our total operating expenses in 2007, decreased by 9.6% from RMB2,647 million in 2006 to RMB2,392 million in 2007. This was principally due to the timing of overhauls of aircraft under operating leases.

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies. The net amount of our other operating income and gains increased due to an increase in government subsidies from RMB462 million in 2006 to RMB488 million in 2007. The government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs increased by 12.1% from RMB1,766 million in 2006 to RMB1,979 million in 2007 primarily due to interest expenses of RMB732 million on finance leases, representing an increase of 34.6% from 2006, and interest expenses of RMB1,629 million on loans from banks and other financial institutions, representing an increase of 3.1% from 2006. However, the above amounts were partly offset by the recognition of a net exchange gain of RMB2,023 million arising from the retranslation of U.S. dollar denominated liabilities.

Net Profit

As a result of the foregoing operating results, the net profit attributable to equity holders was RMB379 million in 2007, as compared to a net loss of RMB3,035 million in 2006.

Fixed Assets

Our Company had approximately RMB47,270 million of fixed assets as of December 31, 2007, including aircraft, engines and flight equipment with a value of approximately RMB42,758 million.

 In December 2006, our Board of Directors passed a resolution to dispose of certain older aircraft and related flight equipment within the following 12 months. Accordingly, these aircraft together with related flight equipment and spare parts were classified as non-current assets held for sale as of December 31, 2006. Despite our Company’s continuing efforts to locate and negotiate with potential buyers, no agreement to dispose of these assets had been reached as of December 31, 2008. As of the same date, it was our management’s intention to dispose of these assets within the following 12 months and our management is continuing to take active steps to locate potential buyers. They have therefore been classified as non-current assets held for sale as of December 31, 2008. An impairment loss of RMB235 million has been recognized in the income statement in relation to these assets with reference to the estimated market values as at the balance sheet date. See Note 10(c) to our audited consolidated financial statements for details.

B.           Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2007 and 2008, we had cash and cash equivalents of RMB1,655 million and RMB3,451 million, respectively.

As of December 31, 2008, our accumulated losses amounted to approximately RMB18.1 billion. In addition, our current liabilities exceeded our current assets by approximately RMB43.5 billion and our total liabilities exceeded total assets by approximately RMB12.6 billion.  As a consequence, our directors have taken active steps to seek additional sources of finance to improve our liquidity position. We had credit facilities of RMB13.5 billion from certain banks as of December 31, 2008, and have since then successfully obtained additional credit facilities in an aggregate amount of RMB56 billion from certain banks and financial institutions.  See the discussion below under “–Working Capital and Liabilities”.

Cash Flows from Operating Activities

In 2008, we generated a net cash inflow from operating activities of RMB2,856 million as a result of our cash generated from operations of RMB2,942 million less income tax we paid in 2008.  Our cash generated from operations was mainly due to operating profit before working capital changes of RMB112 million and changes in working capital of RMB2,831 million.  The operating profit before working capital changes of RMB112 million was a result of the loss before income tax of RMB15,256 million, mainly adjusted for (i) loss arising from fair value movements of derivative financial instruments of RMB6,401 million, (ii) depreciation of property, plant and equipment of RMB4,756 million, (iii) impairment loss of RMB2,977 million and (iv) interest expenses of RMB2,328 million, partly offset by net foreign exchange gains of RMB1,971 million.  Changes in working capital mainly consisted of the (i) decrease in flight equipment spare parts of RMB529 million, (ii) increase in other long-term liabilities of RMB432 million, (iii) decrease in amounts due from related parties of RMB223 million, and (iv) decrease in prepayments, deposits and other receivables of RMB217 million, partly offset by the (i) increase in trade payables and notes payables of RMB2,007 million, (ii) increase in other payables and accrued expenses of RMB1,902 million, and (iii) increase in trade receivables of RMB910 million.

In 2007, we generated a net cash inflow from operating activities of RMB3,080 million as a result of cash generated from operations of RMB3,143 million less income tax we paid in 2007. Our cash generated from operations of RMB3,143 million was mainly due to operating profit before working capital changes of RMB5,996 million and changes in working capital of RMB2,853 million. The operating profit before working capital changes of RMB5,996 was a result of the profit before income tax of RMB378 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB4,695 million, and (ii) interest expenses of RMB1,978 million, partly offset by net foreign exchange gains of RMB2,023 million. Changes in working capital mainly consist of the (i) decrease in flight equipment spare parts of RMB409 million, (ii) decrease in trade receivables of RMB479 million, and (iii) decrease in prepayments, deposits and other receivables of RMB337 million, partly offset by the (i) increase in amounts due from related parties of RMB350 million, and (ii) increase in sales in advance of carriages of RMB320 million.

In 2006, we generated a net cash inflow from operating activities of RMB5,118 million as a result of cash generated from operations in the amount of RMB5,140 million less income tax we paid in 2006. Our cash generated from operations amounted to RMB5,140 million was mainly due to our operating profit before working capital changes of RMB3,402 million and changes in working capital of RMB1,738 million. The operating profit before working capital changes of RMB3,402 million was a result of the loss before income tax of RMB3,337 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB4,425 million, (ii) interest expenses of RMB1,822 million, and (iii) impairment loss of RMB888 million. Changes in working capital mainly consisted of other payables and accrued expenses in the amount of RMB1,552 million, partly offset by the (i) decrease in flight equipment spare parts of RMB583 million, (ii) decrease in prepayments, deposits and other receivables in the amount of RMB563 million, and (iii) increase in trade payables and notes payables in the amount of RMB1,499 million.

Cash Flows from Investing Activities

In 2008, our net cash outflow from investing activities was RMB925 million. Our net cash outflow from investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB3,604 million and (ii) additions of property plant and equipment of RMB1,289 million, partly offset by (i) refunds of advanced payments upon deliveries of aircraft of RMB2,422 million and (ii) proceeds from the disposal of property, plant and equipment of RMB1,856 million.

In 2007, our net cash outflow from investing activities was RMB1,756 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB3,737 million and (ii) additions of property, plant and equipment of RMB1,592 million, partly offset by the refund of advanced payments upon delivery of aircraft of RMB3,065 million.

In 2006, our net cash outflow from investing activities was RMB1,679 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB4,561 million and (ii) additions of property, plant and equipment of RM880 million, partly offset by the refund of advanced payments upon delivery of aircraft of RMB3,745 million.

Cash Flows from Financing Activities

In 2008, our net cash outflow from financing activities was RMB92 million.  Our net cash outflow from financing activities mainly consisted of (i) repayments of short-term bank loans of RMB19,987 million, (ii) repayments of long-term bank loans of RMB3,923 million, (iii) interest paid of RMB2,742 million and (iv) principal repayments of finance lease obligations of RMB2,594 million, partly offset by (i) proceeds from draw down of short-term bank loans of RMB25,403 million and (ii) proceeds from draw down of long-term bank loans of RMB4,748 million.

In 2007, our net cash outflow from financing activities was RMB1,640 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term bank loans of RMB16,020 million, (ii) repayments of long-term bank loans of RMB2,985 million, (iii) principal repayments of finance lease obligations of RMB2,975 million and (iv) interest paid of RMB2,241 million, partly offset by (i) proceeds from draw down of short-term bank loans of RMB18,465 million and (ii) proceeds of draw down of long-term bank loans of RMB3,383 million.

In 2006, our net cash outflow from financing activities was RMB3,358 million. Our net cash outflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB14,749 million, (ii) proceeds from draw down of long-term bank loans of RMB6,910 million, partly offset by (i) repayments of short-term bank loans of RMB15,134 million, (ii) repayments of long-term bank loans of RMB4,179 million, (iii) repayment of debentures of RMB2,000 million and (iv) interest paid of RMB2,097 million.

Working Capital and Liabilities

We generally operate with a working capital deficit. As of December 31, 2008, our current liabilities exceeded our current assets by RMB43,458 million. In comparison, our current liabilities exceeded our current assets by RMB26,098 million as of December 31, 2007. The increase in our current liabilities in 2008 was primarily due to an increase in the current portion of borrowings, other payables and accrued expenses, including accrued fuel cost, accrued take-off and landing charges, accrued aircraft overhaul expenses and other accrued operating expenses, and derivative liabilities. Short-term loans outstanding totaled RMB15,189 million and RMB19,474 million as of December 31, 2007 and 2008, respectively. Long-term outstanding bank loans totaled RMB14,675 million and RMB15,628 million as of December 31, 2007 and 2008, respectively.

Our consolidated interest-bearing borrowings as of December 31, 2007 and 2008 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31
	2007	2008
	(RMB million)

Secured bank loans	4,767	5,768
Unsecured bank loans	25,097	29,333
Total	29,864	35,101

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2007 and 2008 was as follows:

	As of December 31
	2007	2008
	(RMB million)

Within one year	18,495	26,513
In the second year	5,927	4,148
In the third to fifth year inclusive	4,217	3,665
After the fifth year	1,226	775
Total	29,864	35,101

As of December 31, 2008, our interest rates relating to short-term borrowings ranged from 2.7% to 7.5%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 4.5% to 8.4%. Our bank loans are denominated in Renminbi, U.S. dollars, Euro and Hong Kong dollars. As of December 31, 2008, our total bank loans denominated in Renminbi amounted to RMB21,956 million, our total bank loans denominated in U.S. dollars amounted to RMB13,008 million, our total bank loans denominated in Euro amounted to RMB112 million, while our bank loans denominated in Hong Kong dollar were equivalent to approximately RMB26 million. See Note 31 to the consolidated financial statements for more information on our borrowings.

We have entered into credit facility agreements to meet our future working capital needs. However, our ability to obtain financing may be affected by our financial position and leverage and credit ratings, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be materially and adversely affected.  On January 15, 2009, we entered into an entrusted loan agreement with CEA Holding, as the principal, and Eastern Finance, as the trustee, pursuant to which we will obtain a short-term loan of RMB5.55 billion from CEA Holding through Eastern Finance.  In addition, to further meet our future working capital needs, we obtained a two-year credit facility of RMB10 billion from the Shanghai Pudong Development Bank on January 19, 2009, a three-year credit facility of RMB15 billion from the Agricultural Bank of China on February 13, 2009, and a three-year credit facility of RMB11 billion from the Construction Bank of China on March 16, 2009. In addition, on April 28, 2009, we obtained a one-year credit facility of RMB20 billion from the Bank of China.  Based on our past experience, we believe it is likely these facilities will be rolled over in future years if required.

We have, and in the future may continue to have, substantial debts. As of December 31, 2007, our long-term debt to equity ratio was 9.8. However, our equity as of December 31, 2008 was a negative figure, therefore the long-term debt to equity ratio may not be indicative. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Capital Expenditures

We expect our capital expenditures for aircraft and related equipment, including deposits, through 2015 to be in aggregate approximately RMB52,534 million, including RMB8,852 million in 2009 and RMB13,174 million in 2010, in each case subject to contractually stipulated increases or any increase relating to inflation. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2009. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.           Research and Development, Patents and Licenses, etc.

None.

D.           Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

—	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

—
We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

—	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.           Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2008:

	Payments Due by Period
	(RMB millions)
Contractual Obligations	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years

Long-Term Debt	15,628	7,039	4,418	3,666	775
Capital Leases	25,144	2,766	2,704	7,806	11,868
Operating Leases	16,752	2,874	2,455	4,924	6,499
Unconditional Purchase Obligations	52,534	8,852	13,174	22,353	8,155
Other Long-term Obligations (1)	1,321	—	—	—	—
Post-retirement Benefit Obligations (1)	1,516	—	—	—	—
Deferred Tax Liabilities	55	—	—	—	—
Short-term Bank Loans	18,190	18,190	—	—	—
Interest Obligations	6,350	2,121	1,056	1,906	1,267
Under Finance Lease	4,335	849	688	1,602	1,196
Under Bank Loans	2,015	1,272	368	304	71
Fixed Rate	1,382	907	250	190	35
Variable Rate (2)	633	365	118	114	36
Total	131,140	39,721	22,481	38,749	27,297

(1)	Figures of payments due by period are not available.

(2)
For our variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 1%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2008. A 1% increase in the interest rate would increase the interest obligations by RMB64 million in total with RMB21 million in year 1, RMB11 million in years 2, RMB19 million in years 3 to 5 and RMB13 million for subsequent years.

	Total Amounts Committed	Amount of Commitment Expiration Per Period (RMB millions)
Other Commercial Commitments	(RMB millions)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Lines of Credit	28,478	1,233	27,245	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total	28,478	1,233	27,245

Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates made in the preparation of these financial statements are identified as follows:

Estimated impairment of property, plant and equipment and intangible assets

We test whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units is the higher of fair value less costs to sell and value-in-use. The calculation of value-in-use using cash flow projections based on financial budgets approved by management and the key assumptions are disclosed in Note 18(a).  Different assumptions could significantly affect the value-in-use calculation and estimated impairment of property, plant and equipment and intangible assets.

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

Frequent flyer program

We operate a frequent flyer program called “Eastern Miles” that provides travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits. Any remaining unutilized benefits are recognized as deferred revenue.

Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on our historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycles and the timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

Retirement benefits

We operate and maintain defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of our Company. Additional information regarding the retirement benefit plans is disclosed in Note 36 to the financial statements.

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

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2008, the notional amount of outstanding interest rate swap agreements was approximately US$471 million, compared to US$624 million as of December 31, 2007. These interest rate swap agreements will expire between 2009 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2008, the notional amount of the outstanding currency forward contracts was approximately US$121 million, compared to US$33 million as of December 31, 2007. These currency forward contracts will expire between 2009 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies (including the U.S. dollar and the Japanese yen) following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, we recorded a decrease in net exchange gains from RMB2,023 million as of December 31, 2007 to RMB1,958 million as of December 31, 2008.

Taxation

Since we changed our registered address to Pudong district in Shanghai on July 1, 2001, we have been subject to income tax at the rate of 15%. Our effective tax rate, however, may be higher than the rate of 15% because some of our subsidiaries are incorporated in jurisdictions where the applicable income tax rate is 33% rather than 15%. We had carried forward tax losses of approximately RMB5,380 million and RMB11,465 million as of December 31, 2007 and 2008, respectively, which can be used to set off against future taxable income before 2008 and 2012, respectively.

On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008. The PRC enterprise income tax rate for the Company and all its subsidiaries, except those registered in Hong Kong, has been changed to a standard tax rate of 25%. The Company and certain of its subsidiaries located in Pudong District, Shanghai, are entitled to a transitional period to gradually increase the applicable corporate income tax rate to 25% in the next five years.  For the year ended December 31, 2008, the corporate income tax rate applicable to the Company and these subsidiaries was 18%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2008 is insignificant and the change in tax rate has no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other  subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has not experienced significant inflation and in 2006, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% and 5.9% in 2007 and 2008, respectively. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2009 or later periods. We are still assessing the impact of these new/revised standards and interpretations in detail.

•	IAS 1 (Revised), ‘Presentation of financial statements’ (effective from January 1, 2009)

•	IFRS 8, ‘Operating segments’ (effective from January 1, 2009)

•	IAS 27 (Revised) “Consolidated and Separate Financial Statements” (effective from annual period beginning on or after July 1, 2009)

•	IFRS 3 (Revised) “Business Combinations” (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009)

•	IAS 36 (Amendment), ‘Impairment of assets’ (effective from January 1, 2009)

•	IAS 38 (Amendment), ‘Intangible assets’ (effective from January 1, 2009)

•	IAS 19 (Amendment), ‘Employee benefits’ (effective from January 1, 2009)

•	IFRS 7 (Amendment), ‘Financial instruments: Disclosure’ (effective from January 1, 2009)

G.           Safe Harbor

See the section headed “Cautionary Statement With Respect To Forward-Looking Statements”.

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information concerning our current Directors, supervisors and senior management members. Except as disclosed below, none of our Directors, supervisors or members of our senior management was selected or chosen as a result of any arrangement or understanding with any major shareholders, customers, suppliers or others. There is no family relationship between any Director, supervisor or senior management member and any other Director, supervisor or senior management member of our Company.

Name	Age	Shares Owned	Position

Liu Shaoyong(1)	51	0	Chairman of the Board of Directors
Li Jun	56	0	Vice Chairman
Ma Xulun (2)	45	0	Director and President
Luo Chaogeng	59	6,600 A Shares	Director
Luo Zhuping	56	11,616 A Shares	Director and Secretary of the Board
Hu Honggao	55	0	Independent Non-executive Director
Peter Lok	72	0	Independent Non-executive Director
Wu Baiwang	66	0	Independent Non-executive Director
Zhou Ruijin	70	0	Independent Non-executive Director
Xie Rong	57	0	Independent Non-executive Director
Liu Jiangbo	59	0	Chairman of the Supervisory Committee
Xu Zhao	40	0	Supervisor
Yan Taisheng (3)	55	5,000 A Shares	Supervisor
Feng Jinxiong (4)	47	0	Supervisor
Liu Jiashun	52	3,960 A Shares	Supervisor
Zhang Jianzhong	54	0	Vice President
Li Yangmin	46	3,960 A Shares	Vice President
Fan Ru	60	3,696 A Shares	Vice President

Name	Age	Shares Owned	Position

Wu Yongliang (5)	46	3,696 A Shares	Chief Financial Officer

(1)	Mr. Liu Shaoyong has served as Chairman of our Company since February 3, 2009.

(2)	Mr. Ma Xulun has served as Director of our Company since February 3, 2009 and President of our Company since December 12, 2008.
(3)	Mr. Yan Taisheng has served as Supervisor of our Company since March 26, 2009.
(4)	Mr. Feng Jinxiong has served as Supervisor of our Company since March 26, 2009.
(5)	Mr. Wu Yongliang has served as Chief Financial Officer of our Company since April 2009.

On February 3, 2009, during the extraordinary general meeting, the shareholders of our Company approved the resignation of Mr. Li Fenghua as the Chairman and non-executive director of our Company and approved the appointment of Mr. Liu Shaoyong as director to the fifth session of the Board of our Company. The shareholders of our Company also approved the termination of office of Cao Jianxiong as the President and director of our Company, and approved the appointment of Mr. Ma Xulun as the President and the executive director of our Company.

On March 26, 2009, during the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference, the employee representatives of our Company approved the termination of Ms. Wang Taoying, due to her retirement, and Ms. Yang Jie, due to her relocation of appointment, as the employee representative supervisors of our Company and further elected Mr. Yan Taisheng and Mr. Feng Jinxiong as employee representative supervisors of the fifth session of the supervisory committee of our Company. On March 31, 2009, during the meeting of the fifth session of the Board, the Directors of our Company approved the resignation of Mr. Luo Weide as the Chief Financial Officer of our Company and approved the appointment of Mr. Wu Yongliang as the Chief Financial Officer of our Company.

Directors

Mr. Liu Shaoyong has served as Chairman of our Company since February 2009. He is currently a deputy party secretary and general manager of CEA Holding. Mr. Liu joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation and Deputy Director of Shanxi Provincial Civil Aviation Administration. He also served as the General Manager of the Shanxi branch of the Company and as the Chief of the Flying Model Division of the Civil Aviation Administration of China. He was the General Manager of the Company from December 2000 to October 2002. From October 2002 to August 2004, he was appointed as the Vice Minister of Civil Aviation Administration of China. From August 2004 to December 2008, Mr. Liu has served as the General Manager of China Southern Air Holding Company and from November 2004 to December 2008, he has served as Chairman of directors of China Southern Airlines Company Limited. He served as Deputy Party Secretary and General Manager of CEA Holding since December 2008. Mr. Liu graduated from China Civil Aviation Flying College. He has obtained a master degree in executive business administration from Tsinghua University in 2005. He is a qualified First Class Pilot. Mr. Liu is the Director General of China Air Transport Association, a director of International Air Transport Association and a director of Association for Relations Across the Taiwan Straits.

Mr. Li Jun has served as the Vice Chairman of the Board of our Company since 2007. He also serves as a party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. He holds a bachelor degree in Economic Management and is a qualified Economist.

Mr. Ma Xulun has served as a Director of our Company since February 2009 and President of our Company since December 12, 2008. He is currently a deputy party secretary of CEA Holding, executive director, Deputy Party Secretary and General Manager of the Company. Mr. Ma joined the civil aviation industry in 1997. He used to serve as Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Financial Department of CAAC, and Vice President of Air China. After the restructuring of the China civil aviation industry in 2002, he became the Vice President of the general affairs of Air China. From September 2004 to January 2007, he became the President and Deputy Party Secretary of Air China. From December 2004 to December 2008, he was a Party member of China National Aviation Holdings Company. From January 2007 to December 2008, he was Deputy General Manager of China National Aviation Holding Company. Since December 2008, he has served as Deputy Party Secretary of CEA Holding, Deputy Party Secretary and General Manager of the Company. Mr. Ma graduates from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma has a master degree and is a qualified accountant.

Mr. Luo Chaogeng has served as a Director of our Company since 2005. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1996 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he also served concurrently as the general manager of Yunnan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, and from September 2004 to October 2006, he served as president and deputy party secretary of China Airlines Corporation Limited. From September 1998 to June 2001, Mr. Luo studied a postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.

Mr. Luo Zhuping has served as a Director of our Company since 2004 and the secretary of our Board of Directors since 1997. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of our Board of Directors and, from 1997 to 2008, he also served as the head of the secretariat of our Board of Directors. He became a Director of our Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training program for senior managers of large state-owned enterprises organized in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

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

Mr. Peter Lok has served as an independent non-executive Director of our Company since 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

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

Ms. Liu Jiangbo has served as the Chairman of the supervisory committee of our Company (the “Supervisory Committee”) since 2007, and is also a party member, vice president, and the head of disciplinary inspection group of CEA holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China in 1987, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China in 1990, deputy director of the transportation division of CAAC in 1994, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited in 2000, and the party member, vice president and head of the disciplinary examination committee of CEA holding in 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

Mr. Xu Zhao has served as a Supervisor of our Company since 2007, and the chief accountant of CEA holding. Mr. Xu joined the civil aviation industry in 2007. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since January 2007, Mr. Xu has served as the chief accountant in CEA holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labor Union of our Company. Mr. Yan joined the civil aviation industry in 1973, and has served in the Command Centre and the General Office of Shanghai Civil Aviation Administration Bureau. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company from 1993 to 1998 and was the Deputy Director of General Office of the Labor Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of Labor Union of the Company. He has been the Vice Chairman of the Labor Union and the Director of the General Office of the Labor Union of the Company since 2005. Mr. Yan graduated from East China Normal University.

Mr. Feng Jinxiong is currently a Supervisor and general manager of Audit Department of our Company. Mr. Feng joined the civil aviation industry in 1982, and has served in the Planning Department of Shanghai Civil Aviation Administration Bureau as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of our Company from 1997 to 1998, the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000. He was the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of our Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Security Department of our Company from 2005 to 2007, as well as the President and the Deputy Party Committee Secretary of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of our Company. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Sciences, holding a master’s degree.

Mr. Liu Jiashun is currently a Supervisor of our Company. From 1993 to 1999, Mr. Liu was a party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999, he was also the chief director in charge of fuel supply engineering at Haikou’s Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of Meiya Industrial Co., Ltd. From 1999 to 2007, he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he has been the general manager of Shanghai Puhang Oil Co., Ltd. since 2006. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

Senior Management

Mr. Zhang Jianzhong has served as a Vice President of our Company since 2004. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the Shanghai Civil Aviation Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of our Company. From April 1999 to April 2003, he was the Assistant to the President of our Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of our Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of our Company. From April 2003 to June 2004, he was the chief economic official of our Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of our Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and Professional Study in Economics and Management at Fudan University, where he obtained his master’s degree.

Mr. Li Yangmin has served as a Vice President and deputy general manager of our Company since 2005. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the deputy head of the aircraft maintenance workshop, head of technology office and secretary of the workshop branch of Northwest Company. From October 1996 to June 2002, he was the deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company. From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Mr. Li graduated from China Civil Aviation Academy. He is a qualified senior engineer.

Mr. Fan Ru has served as Vice President of our Company since 2006. Mr. Fan started his civil aviation career in 1966. He was a deputy fleet leader of China Eastern Airlines’ Shanghai Fleet since 1988 and was the head of aviation technology management office of China Eastern Airlines since 1995. He was appointed as the deputy chief pilot and the head of aviation technology management office of the Company in 1997. He was the chief pilot of our Company from 1999 to November 2006. Mr. Fan graduated from Advanced Aviation School for professional flying. He has received tertiary education and has obtained first class technical qualifications for pilots.

Mr. Wu Yongliang is currently the Chief Financial Officer of our Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of our Company from 1997 to 1998, the director of Planning and Finance Department of our Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu has the qualification of post-graduate and holds the title of Accountant.

B.           Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2008 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB1,614,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2008 are as follows:

	2008
Name and Principal Position	Salaries and allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Directors	—	—	—
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Li Fenghua*	—	—	—
Luo Chaogeng*	—	—	—
Cao Jainxiong*	—	—	—
Li Jun*	—	—	—
Luo Zhuping	173		173

Independent non-executive Directors
Hu Honggao	120	—	120
Peter Lok	117	—	117
Wu Baiwang	120	—	120
Zhou Ruijin	120	—	120
Xie Rong	120	—	120

Supervisors
Liu Jiangbo*	—	—	—
Xu Zhao*	—		—
Yang Jie	45	—	45
Wang Taoying	162	—	162
Liu Jiashun	—	—	—

Senior Management
Zhang Jianzhong	203	—	203
Li Yangmin	188	—	188
Fan Ru	654	—	654
Luo Weide	189	—	189

Total	2,211	—	2,211

*
Certain Directors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

During the year ended December 31, 2008, no Directors and supervisors waived their compensation.

C.           Board Practices

All of our Directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Two of the supervisors are employee representatives appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our current Directors, executive officers and supervisors have held their positions and the expiration of their current term.

Name	Held Position Since	Expiration of Term

Liu Shaoyong	February 3, 2009	June 29, 2010
Li Jun	June 29, 2007	June 29, 2010
Ma Xulun	February 3, 2009	June 29, 2010
Luo Chaogeng	June 29, 2007	June 29, 2010
Luo Zhuping	June 29, 2007	June 29, 2010
Hu Honggao	June 29, 2007	June 29, 2010
Peter Lok	June 29, 2007	June 29, 2010
Wu Baiwang	June 29, 2007	June 29, 2010
Zhou Ruijin	June 29, 2007	June 29, 2010
Xie Rong	June 29, 2007	June 29, 2010
Liu Jiangbo	June 29, 2007	June 29, 2010
Xu Zhao	June 29, 2007	June 29, 2010
Yan Taisheng	March 26, 2009	June 29, 2010
Feng Jinxiong	March 26, 2009	June 29, 2010
Liu Jiashun	June 29, 2007	June 29, 2010
Zhang Jianzhong	June 29, 2007	June 29, 2010
Li Yangmin	June 29, 2007	June 29, 2010
Fan Ru	June 29, 2007	June 29, 2010
Wu Yongliang	March 31, 2009	June 29, 2010

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. On June 29, 2007, the fifth session of the Board of our Company held the first meeting for 2007 and elected Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin as the members of the Audit Committee and appointed Mr. Xie Rong as the chairman of the Audit Committee. The audit committee is authorized to, among other things, examine our internal control system and review auditing procedures and financial reports with our auditors. Subject to the approval of the shareholders’ meeting, the audit committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit committee. The audit committee holds at least four meetings each year. The audit committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”), and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Assessment Committee. The remuneration and assessment committee is authorized to review the performance of our Directors, supervisors and management as well as determine their annual compensation level. The remuneration and assessment committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The remuneration and assessment committee may consult financial, legal or other outside professional firms in carrying out its duties. The Remuneration and Assessment Committee did not hold any meeting in 2008. Under the guidance of the Remuneration and Assessment Committee, we have provided liability insurance for our Directors, supervisors and senior management in August 2008.

D.           Employees

Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our Company does not have any bonus or profit sharing plan or any stock option plan. See Notes 35 and 36 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association. The table below sets forth the number of our employees as of December 31, 2006, 2007 and 2008, respectively:

	As of December 31,
	2006	2007	2008
Pilots	2,696	2,873	3,048
Flight attendants	5,069	5,851	6,036
Maintenance personnel	5,595	6,043	7,425
Sales and marketing	2,863	2,483	2,922
Other	22,169	23,227	24,722
Total	38,392	40,477	44,153

E.           Share Ownership

See Item 6.A and Item 6.B above.

Item 7.                 Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of May 29, 2009 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic A Shares	CEA Holding	2,904,000,000	88%	59.67%
H Shares	HKSCC Nominees Limited (1)	1,544,484,799	98.57%	31.73%

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

As of December 31, 2008 and May 29, 2009, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2008 and May 29, 2009, there were, respectively, 52 and 52 registered holders of American depositary receipts evidencing 1,159,318 and 1,064,596 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B.           Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 43 to our audited consolidated financial statements.

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

Eastern Aviation Import and Export Corporation, or EAIEC, a 55% owned subsidiary of CEA Holding.

Our Company and EAIEC have entered into an import/export agency agreement dated May 12, 2005 to supersede our agreement dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999. The agreement is subject to renewal. For the year ended December 31, 2008, the handling charges paid to EAIEC were approximately RMB47 million in total.

We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 43(b) to our audited consolidated financial statements for more details.

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

Shanghai Eastern Aviation Advertising Service Co., Ltd., or Eastern Advertising, a 55% owned subsidiary of CEA Holding.

Our Company and Eastern Advertising have entered into an advertising service agreement dated May 12, 2005 to supersede our agreement dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. For the year ended December 31, 2008, the aggregate amount we paid to Eastern Advertising for advertising services was approximately RMB4 million .

On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the provision of advertising services in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

China Eastern Air Catering Investment Co., Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our Company.

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business. For the year ended December 31, 2008, the aggregate amount we paid to the subsidiaries of CEA Catering for the supply of in-flight meals and other services was approximately RMB372 million.

On April 29, 2008, we entered into a service agreement with CEA Catering in substantially the same terms to supersede our agreements dated May 12, 2005. The agreement, regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business, is for a term of three years commencing from July 1, 2008.

Eastern Air Group Finance Co., Ltd., or Eastern Finance, which is 46.3% owned and controlled by CEA Holding and other subsidiaries of CEA Holding.

Our Company and Eastern Finance have entered into a financial services agreement dated May 12, 2005 to supersede our agreement with Eastern Finance dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. As of December 31, 2008, we had short-term deposits amounting to RMB1,203 million placed with Eastern Finance, which paid interest to us at 0.4% per annum. In addition, our Company had short-term loans of RMB295 million from Eastern Finance. During the year ended December 31, 2008, the weighted average interest rate on the loan was 4.3% per annum.

Pursuant to the financial services agreement, Eastern Finance shall deposit all moneys deposited by our Company under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. Eastern Finance has also undertaken under the financial services agreement that all outstanding loans it provides to CEA Holding and its subsidiaries (other than our Company) will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

On April 29, 2008, we entered into a financial services agreement to renew our agreement dated May 12, 2005 regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references, in substantially the same terms, for an additional term of three years commencing from July 1, 2008.  The new financial services agreement was approved, confirmed and ratified by independent shareholders at our Annual General Meeting held on June 30, 2008.

TravelSky Technology Ltd., which is 33% owned by CEA Holding.

We pay ticket reservation service charges to TravelSky, which is 33% owned by CEA Holding, in connection with our use of its computer reservation system. For the year ended December 31, 2008, we paid ticket reservation service charges to TravelSky of approximately RMB241 million.

CEA Development Co., a non-wholly owned subsidiary of CEA Holding.

On October 28, 2008, our Company and CEA Development Co. entered into an automobile repair service agreement, pursuant to which CEA Development Co. will, from time to time, provide maintenance and repair services for our automobiles that are used in our ground services and daily operations for a term commencing from January 1, 2008 to December 31, 2010.  On April 29, 2008, we entered into a service agreement with Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly owned subsidiary of CEA Development Co., to renew our agreement with SEAEMC dated May 12, 2005, in substantially the same terms. The agreement regarding the provision of comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in our daily operations extends for an additional term of three years commencing from July 1, 2008.

For the year ended December 31, 2008, automobile maintenance fees paid to CEA Development Co. and SEAEMC amounted to approximately RMB24 million.

Ticket Sales

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holding regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2007, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB9 million.

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

On April 29, 2008, we entered into an agreement to renew the property leasing agreement dated May 12, 2005 for an additional term of three years commencing July 1, 2008. Pursuant to the agreement, we will renew our lease on all properties covered by the previous property leasing agreement entered into on May 12, 2005, except that where we previously leased 81 building properties and related construction, infrastructure and facilities, we will instead lease 77 building properties and related construction, infrastructure and facilities covering an aggregate floor area of approximately 452,949 square meters. In addition, CEA Holding will be the only counterparty in the property leasing renewal agreement. Under the property leasing renewal agreement, our Company will pay annual rentals of approximately RMB55.14 million. The rental payments will be payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The property leasing renewal agreement was approved, confirmed and ratified by independent shareholders at our Annual General Meeting held  June 30, 2008.

Guarantee by CEA Holding

As of December 31, 2008, certain unsecured long-term bank loans of the Group with an aggregate amount of RMB357 million were guaranteed by CEA Holding. See Note 31 to our audited consolidated financial statements.

Subscription Agreement with CEA Holding

Our Company and CEA Holding entered into a subscription agreement on November 9, 2007 for CEA Holding to subscribe in cash for 1,100,418,000 new H Shares, which would represent approximately 23% of our existing H shares, for an aggregate consideration of HK$4.2 million. The subscription agreement was part of a proposed investment by SIA and Temasek. See the section headed “Item 4. Information on the Company – History and Development of the Company”.  As of August 9, 2008, the transaction contemplated under the agreements between CEA Holding and our Company did not proceed to completion and the Subscription Agreement and CEA Holding Subscription Agreement expired because the conditions precedent were not fulfilled on or before August 9, 2008.

On December 10, 2008, CEA Holding entered into an A Share Subscription Agreement (the “Original A Share Subscription Agreement”) with our Company to subscribe for new A shares to be issued by our Company. Simultaneously with entering into the Original A Share Subscription Agreement, CES Global entered into an H Share Subscription Agreement with our Company (the “Original H Share Subscription Agreement”) to subscribe for new H shares to be issued by our Company. Subsequently, the parties made amendments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on December 29, 2008, CEA Holding entered into a revised A Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new A shares in our Company at the subscription price of RMB3.87 per share with a total subscription price of approximately RMB5,563 million, and CES Global entered into a revised H Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new H shares in our Company at the subscription price of RMB1.00 per share with a total subscription price of approximately RMB1,437 million, respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On February 26, 2009, we convened a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders, at which special resolutions were passed to approve both the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to CEA Holding and the issuance of 1,437,375,000 new H Shares at subscription price of approximately RMB1,437 million to CES Global.

On May 22, 2009, we had received an approval issued by CSRC dated May 19, 2009 in relation to our proposed issue of 1,437,375,000 new H Shares at a price of RMB1.00 per share to CES Global. Pending the final approval to be issued by CSRC in relation to the issuance of the new A Shares, we will arrange for the new H Shares and the new A Shares to be issued.

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

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. On July 5, 2007, pursuant to several conditions with which our Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. Moreover, the Superior Court scheduled and held a status conference on December 10, 2007, and intends to schedule subsequent status conferences every six months until the litigation in the PRC is resolved or until the Superior Court determines otherwise. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the Superior Court on May 6, 2008. Subsequently, the plaintiff filed the second motion with the Superior Court to lift the stay on July 10, 2008. On August 27, 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on February 26, 2009, dismissing the appeal of the plaintiff and affirming the original order. On March 16, 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and we have not received any notices or official summons from the court in Beijing as of May 31, 2009. We believe, based on professional advice, that it is unlikely that there will be any material adverse effect on our financial position.

Save for the above-mentioned, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal year ended December 31, 2004, our shareholder’s meeting approved the payment of a cash dividend of RMB0.02 per share. For the fiscal year ended December 31, 2005, our Board of Directors did not recommend any dividend payout. For the fiscal year ended December 31, 2006, our Board of Directors did not recommend any dividend payout due to our operating results in 2006. For the fiscal year ended December 31, 2007 and 2008, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB2,814 million in the year 2007 and of RMB18,082 million in the year 2008, respectively. The balance of retained profits will be carried forward to next year. We will not convert funds from the common reserve to increase our share capital during this period. The declaration and payment of dividends for years following 2008 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our Directors may deem relevant. Holders of our H Shares will receive the equivalent amount of cash dividend as that declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

B.           Significant Changes

Significant Post Financial Statements Events

On January 15, 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (the “Finance Company”) (as the trustee) and our Company (as the borrower) entered into an entrusted loan agreement, pursuant to which our Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. The loan will be used only as working capital, with the interest rate to be 4.374%, 10% below the bench rate published by the People’s Bank of China on the drawdown date. The loan will be provided to our Company in six tranches and the interest will be calculated from the respective drawdown dates. We will repay our loan interest in cash quarterly, mainly funding from the sales revenue of our Company. Our Company has not provided any security over our assets for the loan. We will be entitled to request an extension to the loan after having obtained the consent of CEA Holding, which request should be made in writing 15 days prior to the maturity date of the entrusted loan agreement. The Finance Company shall bear joint liabilities as a guarantor for the loan, and our Company shall pay the relevant expenses and taxes to the Finance Company.

On January 19, 2009, we obtained a two-year credit facility of RMB10 billion from Shanghai Pudong Development Bank.  On  February 13, 2009, we obtained a three-year credit facility of RMB15 billion from the Agricultural Bank of China. On February 26, 2009, we convened a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders, at which special resolutions were passed to approve both the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to CEA Holding and the issuance of 1,437,375,000 new H Shares at subscription price of approximately RMB1,437 million to CES Global. As of May 31, 2009, we have not received the subscription price from either CEA Holding or CES Global because some necessary consents, approvals or authorizations from the governmental authorities or other third parties for the subscriptions, including but not limited to the final approval from CSRC, have not been obtained. If any of the subscriptions is not approved (including but not limited to the approvals from the shareholders or CSRC), the other subscription will automatically be terminated.

On March 16, 2009, we obtained a three-year credit facility of RMB11 billion from the Construction Bank of China. In addition, on April 28, 2009, we obtained a one-year credit facility of RMB20 billion from the Bank of China.

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

As of December 31, 2008 and May 29, 2009, there were 1,566,950,000 H Shares issued and outstanding. As of December 31, 2008 and May 29, 2009, there were, respectively, 52 and 52 registered holders of American depositary receipts evidencing 1,159,318 and 1,064,596 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York. A total of 3,300,000,000 domestic ordinary shares were also outstanding as of May 29, 2009.

The table below sets forth certain market information relating to our H Shares and ADSs in respect of the period from 2004 to May 29, 2009.

	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low

2004	1.85	1.28	23.70	16.60
2005	1.70	0.95	22.48	12.52
2006	1.73	0.99	22.54	13.00
2007	10.50	1.68	111.58	24.02
First Quarter 2007	2.83	1.68	41.54	24.02
Second Quarter 2007	3.78	2.17	48.52	28.00
Third Quarter 2007	10.50	3.73	147.30	48.05
Fourth Quarter 2007	9.00	5.21	111.58	68.00
2008	8.11	0.65	102.99	8.47
First Quarter 2008	8.11	3.29	102.99	43.61
Second Quarter 2008	4.12	2.41	53.19	30.80
Third Quarter 2008	2.86	1.05	36.50	15.01
Fourth Quarter 2008	1.47	0.65	18.80	8.47
November 2008	1.12	0.65	14.98	8.47
December 2008	1.35	0.75	16.94	8.56
January 2009	1.28	0.95	16.45	12.30
February 2009	1.15	1.01	14.95	12.87
March 2009	1.24	0.91	15.88	12.00
April 2009	1.56	1.19	19.36	15.56
May 2009	1.75	1.32	22.67	16.91

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

B.           Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.  A copy of the English translation of our Articles of Association, as amended on February 26, 2009, is attached as an exhibit to this Annual Report on Form 20-F.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

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

Our Articles provide that our Company shall not in any manner pay taxes for or on behalf of a director or make directly or indirectly a loan to or provide any guarantee in connection with the making of a loan to a director of our Company or of our Company’s holding company or any of their respective associates. However, the following transactions are not subject to such prohibition: (1) the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company; (2) the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, administrative officers to meet expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; (3) our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

Our Articles do not contain any requirements for (i) the directors’ power to vote compensation to themselves or any members of their body, in the absence of an independent quorum or (ii) the directors to retire by a specified age.

Description of the Shares

As of December 31, 2008, our share capital structure was as follows: 4,866,950,000 ordinary shares, of which (a) 2,904,000,000 A shares were issued upon the establishment of the Company and all subscribed for by the promoter of the Company, which represent 59.67% of our share capital, were held by CEA Holding; (b) 1,566,950,000 H shares, which represent 32.20% of our share capital, were issued to and purchased by foreign investors in an initial public offering; and (c) 396,000,000 A shares, which represent 8.13% of our share capital, were issued to investors in China.

Our ordinary shareholders shall enjoy the following rights:

(i)	the right to dividends and other distributions in proportion to the number of shares held;

(ii)	the right to attend or appoint a proxy to attend Shareholders’ general meetings and to vote thereat;

(iii)	the right of supervisory management over the Company’s business operations, and the right to present proposals or enquiries;

(iv)	the right to transfer shares in accordance with laws, administrative regulations and provisions of these Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

(1)	the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

(2)	the right to inspect and copy, subject to payment of a reasonable charge;

(vi)	all parts of the register of shareholders;

(vii)	personal particulars of each of the Company’s directors, supervisors, general manager, deputy general managers and other senior administrative officers, including:

(aa)	present name and alias and any former name or alias;

(bb)	principal address (residence);

(cc)	nationality;

(dd)	primary and all other part-time occupations and duties;

(ee)	identification documents and their relevant numbers;

(viii)	state of the Company’s share capital;

(ix)
reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(x)	minutes of Shareholders’ general meetings and the accountant’s report,

(xi)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(xii)	other rights conferred by laws, administrative regulations and these Articles of Association.

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

If we refuse to register any transfer of shares, we shall within two months of the formal application for the transfer provide the transferor and the transferee with a notice of refusal to register such transfer. No changes in the shareholders’ register due to the transfer of shares may be made within thirty (30) days before the date of a Shareholders’ general meeting or within five (5) days before the record date established for the purpose of distributing a dividend.

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

(iii)
in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class .

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

On February 26, 2009, our shareholders approved an amendment to Article 63 and Article 145 of the Articles of Association. The first paragraph of Article 63 and the second paragraph of Article 145 were amended as follows, respectively:

“Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Foreign-Invested Shares, such notice of meeting may be issued by way of publishing such notice on the Company’s website. For the holders of Domestic-Invested Shares, such notice of meeting may be issued by way of public notice.”

“The Company shall deliver or send the said reports to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders, or publish the said reports on the website of the Company for the shareholders of Overseas-Listed Foreign-Invested Shares to review not later than twenty-one (21) days before the date of every annual general meeting of shareholders.”

We also received shareholder approval at the February 26, 2009 extraordinary general meeting for proposed amendments to the Articles of Association that are conditional upon and with effect from completion of the A Share Subscription Agreement and the H Share Subscription Agreement dated as of December 29, 2008. As the completion of both subscription agreements has not yet occurred, we have not included the related proposed amendments in our current Articles of Association as they are not currently in effect.

The CSRC has enacted a few regulations in recent years which affect the corporate governance of PRC listed companies and the PRC Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company.  Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders’ general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments will be conditional upon and with effect from approval of the respective resolution at our Annual General Meeting, which is scheduled to be held on June 13, 2009.

C.           Material Contracts

For a summary of any material contracts entered into by our Company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

In addition, we entered into the following agreements to purchase aircraft or to issue new shares, which are filed with this Annual Report as exhibits:

—	an amendment to an aircraft purchase agreement, dated as of June 26, 2006, between our Company and Airbus SAS regarding the purchase of 30 Airbus A320 aircraft (with engines);

—	an aircraft purchase agreement, dated January 30, 2008, between our Company and Boeing regarding the purchase of 30 737 NG aircraft (with engines);

—	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global, in relation to the placing of 1,437,375,000 new H shares to CES Global; and

—	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global, in relation to the placing of 1,437,375,000 new A shares to CEA Holding.

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

United States Federal Income Taxation

Each potential investor is strongly urged to consult his or her own tax advisor to determine the particular United States federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H Shares or ADSs.

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

—	tax-exempt entities;

—	partnerships or other entities treated as partnerships for United States federal income tax purposes;

—	banks, financial institutions, and insurance companies;

—	real estate investment trusts, regulated investment companies and grantor trusts;

—	dealers or traders in securities, commodities or currencies;

—	U.S. holders liable for alternative minimum tax;

—	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

—	persons who receive the H Shares or ADSs as compensation for services;

—	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

—	certain U.S. expatriates; or

—	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and are:

—	an individual citizen or resident of the United States for United States federal income tax purposes;

—	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

—	an estate the income of which is subject to United States federal income tax without regard to its source; or

—	a trust:

-	subject to the primary supervision of a United States court and the control of one or more United States persons; or

-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (including any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the H Shares or ADSs, the treatment of the partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor. We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H Shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to United States federal income tax.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under “-Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2009 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “-Passive Foreign Investment Company”.

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

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation - China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under “— Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under that Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

Passive Foreign Investment Company

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

—	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or
—	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2009 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rule” with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

A U.S. Holder's adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under “-Distributions on the H Shares or ADSs,” is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

—	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

—
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

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2008, the notional amount of the outstanding interest rate swap agreements was approximately US$471 million. These interest rate swap agreements will expire between 2009 and 2016. If the interest rate had been 0.25% higher with all other variables held constant, interest costs on our floating rate instruments would have increased from RMB57.7 million in 2007 to RMB77.6 million in 2008.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies.  As of December 31, 2008, the notional amount of the outstanding currency forward contracts was approximately US$121 million, which will expire between 2009 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, Renminbi has appreciated significantly against certain foreign currencies, including U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2008 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account Decrease/Increase by RMB’000

U.S. dollar appreciates/ (depreciates) by 5%	1,495,352
Japanese yen appreciates/ (depreciates) by 5%	(466)

Fuel Hedging Risk

In order to control fuel costs, we entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2007 and 2008, we hedged 34.20% and 41.58% of our annual fuel consumption respectively.

The breakdown of our fuel costs for the years 2007 and 2008 are as follow:

	2007	2008
	RMB (in million)

Fuel cost	15,237	18,480
Realized hedging losses / (profits)	(120)	8
Total fuel cost	15,117	18,488
Unrealized loss/(gains) from fair value movements of the fuel hedging derivatives	(97)	6,256

We engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price decreased or increased by 5% compared to the closing price as December 31, 2008, the fair value losses as of December 31, 2008 would increase or decrease by approximately RMB500 million.

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

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2008, the end of the fiscal year covered by this Annual Report. Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

We made the following change to our internal control over financial reporting during the period covered by this Annual Report:

•
In relation to our ticket clearing process, our management improved the reconciliation between the balance of tickets settled in the ORACLE financial system and the amount of sold-but-unused tickets in the settlement system, and has analyzed and examined the differences to ensure that such differences in amounts will not materially affect our financial statements.

Item 16A.              Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Xie Rong, the chairman of our audit committee, is an independent financial expert serving on our audit committee.

Item 16B.              Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this Annual Report. Our code of ethics can also be found on our corporate website, http://www2.ce-air.com/cea2/en_US/cea2_enUS_news_detail/0,15275,200,00.html?newsId=200. A copy of our code of ethics will be provided to any person free of charge upon written request to Zhuping Luo, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at 2550 Hongqiao Road, Hongqiao Airport, Shanghai 200335, the People’s Republic of China.

Item 16C.              Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2008:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2007	18,380,000	0	60,000	0
2008	18,000,000	0	54,000	0

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2007 and 2008 and services provided in connection with regulatory filings.

Audit-Related Fees

Audit-related fees primarily consist of fees for assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. No audit-related services were performed by PricewaterhouseCoopers for the fiscal years ended December 31, 2007 and 2008.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

All Other Fees

No other services were performed by PricewaterhouseCoopers for the fiscal years ended December 31, 2007 and 2008.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16G.              Corporate Governance

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including our Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences under the section entitled “Report of Directors” of our 2008 Hong Kong Annual Report, which can be accessed through the following link on our website: http://www.ce-air.com/ceair/static/xsdh/tzzgx/dqbg/2009/200904/P020090428312050468875.pdf

PART III

Item 17.                 Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.                 Financial Statements

Reference is made to pages F-1 to F-102.

Item 19.                 Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on February 26, 2009 (English translation).

2.1	Specimen Certificate for the H Shares. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts. (2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation). (1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (6)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation). (3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (6)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (6)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (6)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5) (6)

4.16
Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new H shares to CES Global Holdings (Hong Kong) Limited by our Company.

4.17
Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new A shares to China Eastern Air Holding Company by our Company.

8.1	List of Subsidiaries (as of May 31, 2009).

11.1	Code of Ethics (English translation). (5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)
Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(6)
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

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: June 11, 2009

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006, 2007 AND 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Hong Kong, June 11, 2009

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands except for per share data)

		Year ended December 31,
		2006	2007	2008
	Note	RMB’000	RMB’000	RMB’000
		Restated Note2(b)	Restated Note2(b)
Revenues	5	37,556,852	42,533,893	41,072,557
Other operating income	6	462,370	487,562	405,163
Other gains	6	36,207	-	267,084
Operating expenses
Aircraft fuel		(13,608,793)	(15,117,147)	(18,488,242)
(Loss)/gain on fair value movements of financial derivatives	8	(42,344)	83,965	(6,400,992)
Take-off and landing charges		(4,989,382)	(5,174,183)	(5,279,590)
Depreciation and amortization		(4,456,078)	(4,719,735)	(4,781,562)
Wages, salaries and benefits	9	(3,538,082)	(4,327,397)	(4,545,312)
Aircraft maintenance		(2,647,340)	(2,392,039)	(3,272,981)
Impairment losses	10	(888,419)	(227,456)	(2,976,678)
Food and beverages		(1,180,809)	(1,230,754)	(1,321,268)
Aircraft operating lease rentals		(2,954,751)	(2,850,873)	(2,734,802)
Other operating lease rentals		(276,715)	(292,844)	(369,236)
Selling and marketing expenses		(1,734,987)	(1,805,342)	(1,562,945)
Civil aviation infrastructure levies		(696,428)	(781,613)	(769,849)
Ground services and other charges		(162,104)	(224,466)	(268,873)
Office, administrative and other expenses		(3,619,113)	(3,833,938)	(4,055,679)
Total operating expenses		(40,795,345)	(42,893,822)	(56,828,009)
Operating (loss)/profit	11	(2,739,916)	127,633	(15,083,205)
Finance income	12	1,035,307	2,140,457	2,061,625
Finance costs	13	(1,765,981)	(1,978,550)	(2,328,147)
Share of results of associates	22	103,566	58,312	69,668
Share of results of jointly controlled entities	23	29,595	30,086	24,050
(Loss)/profit before income tax		(3,337,429)	377,938	(15,256,009)
Income tax	14	162,932	(23,763)	(73,916)
(Loss)/profit for the year		(3,174,497)	354,175	(15,329,925)
Attributable to:
Equity holders of the Company		(3,035,157)	378,568	(15,268,532)
Minority interests		(139,340)	(24,393)	(61,393)
		(3,174,497)	354,175	(15,329,925)
(Loss)/earnings per share attributable to the equity holders of the Company during the year
– basic and diluted	17	RMB(0.62)	RMB 0.08	RMB (3.14)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Amounts in thousands)

		December 31,
		2007	2008
	Note	RMB’000	RMB’000
		Restated Note2(b)
Non-current assets

Intangible assets	18	1,244,706	164,851
Property, plant and equipment	19	47,269,754	52,678,473
Lease prepayments	20	967,497	996,521
Advanced payments on acquisition of aircraft	21	6,695,573	6,413,554
Investments in associates	22	601,119	980,319
Investments in jointly controlled entities	23	336,966	362,332
Available-for-sale financial assets		53,236	31,268
Other long-term assets	24	660,751	941,556
Deferred tax assets	34	113,211	81,947
Derivative assets	37	6,077	988
		57,948,890	62,651,809
Current assets

Flight equipment spare parts		1,124,936	871,364
Trade receivables	25	2,096,007	1,146,522
Amounts due from related companies	43	65,455	208,289
Prepayments, deposits and other receivables	26	2,555,649	4,126,219
Cash and cash equivalents	27	1,655,244	3,451,010
Derivative assets	37	89,470	123,010
Non-current assets held for sale	40	2,205,450	473,667
		9,792,211	10,400,081
Current liabilities

Sales in advance of carriage		1,211,209	1,013,878
Trade payables and notes payable	28	3,137,880	5,144,858
Amounts due to related companies	43	671,593	413,126
Other payables and accrued expenses	29	9,591,245	12,147,175
Current portion of obligations under finance leases	30	2,545,223	1,916,989
Current portion of borrowings	31	18,494,521	26,513,320
Income tax payable		90,867	39,002
Current portion of provision for aircraft overhaul expenses	32	-	213,830
Derivative liabilities	37	20,238	6,456,075
Liabilities directly associated with non-current assets held for sale	40	127,239	-
		35,890,015	53,858,253
Net current liabilities		(26,097,804)	(43,458,172)
Total assets less current liabilities		31,851,086	19,193,637

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Amounts in thousands)

		December 31,
		2007	2008
	Note	RMB’000	RMB’000
		Restated Note2(b)
Non-current liabilities

Obligations under finance leases	30	13,906,987	18,891,910
Borrowings	31	11,369,307	8,588,052
Provision for aircraft overhaul expenses	32	956,910	1,320,188
Other long-term liabilities	33	1,242,697	1,320,759
Deferred tax liabilities	34	50,369	57,589
Post-retirement benefit obligations	35(b)	1,370,702	1,469,124
Derivative liabilities	37	21,558	185,524
		28,918,530	31,833,146
Net assets/(liabilities)		2,932,556	(12,639,509)

Equity
Capital and reserves attributable to the equity holders of the Company

Share capital	38	4,866,950	4,866,950
Reserves	39	(2,506,379)	(17,964,351)
		2,360,571	(13,097,401)
Minority interests		571,985	457,892
Total equity		2,932,556	(12,639,509)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

		Year ended December 31,
		2006	2007	2008
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	41(a)	5,140,245	3,142,834	2,942,466
Income tax paid		(22,740)	(62,549)	(86,931)
Net cash inflow from operating activities		5,117,505	3,080,285	2,855,535

Cash flows from investing activities

Additions of property, plant and equipment		(879,756)	(1,592,310)	(1,289,350)
Proceeds from disposal of property, plant and equipment		328,419	70,681	1,856,358
Acquisition of land use rights		(37,158)	-	(53,117)
Acquisition of available-for-sale financial assets		(6,751)	-	-
Advanced payments on acquisition of aircraft		(4,560,694)	(3,737,079)	(3,603,824)
Refunds of advanced payments upon deliveries of aircraft		3,744,513	3,064,580	2,422,252
Repayment of other payables (instalment payment for acquisition of an airline business)		(30,000)	(30,000)	(30,000)
Interest received		120,161	96,849	90,635
Dividend received		8,617	22,367	29,679
Acquisitions of controlling interests in associates, net of cash outflow		(366,529)	-	-
Capital injection in a jointly controlled entity		-	(92,416)	-
Capital injections in associates		-	-	(384,186)
Proceeds from disposal of interest in an associate		-	-	3,698
Proceeds on disposal of available-for-sale financial assets		-	-	32,972
Proceeds from disposal of interest in a subsidiary		-	441,002	-
Net cash outflow from investing activities		(1,679,178)	(1,756,326)	(924,883)

Notes to consolidated cash flow statements is set out in Note 41 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

		Year ended December 31,
		2006	2007	2008
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		14,748,954	18,464,695	25,403,301
Repayments of short-term bank loans		(15,133,553)	(16,020,304)	(19,986,723)
Proceeds from draw down of long-term bank loans		6,909,927	3,383,349	4,748,071
Repayments of long-term bank loans		(4,179,412)	(2,985,480)	(3,922,593)
Repayment of debentures		(2,000,000)	-	-
Principal repayments of finance lease obligations		(2,539,995)	(2,974,718)	(2,593,656)
Payments of restricted bank deposits		-	-	(1,365,116)
Interest paid		(2,097,077)	(2,240,721)	(2,741,980)
Refunds of deposits pledged for finance leases upon maturities		1,046,732	779,646	419,604
2004 dividend paid		(60,000)	-	-
Dividends paid to minority shareholders of subsidiaries		(53,550)	(46,400)	(52,700)
Net cash outflow from financing activities		(3,357,974)	(1,639,933)	(91,792)
Net increase / (decrease) in cash and cash equivalents		80,353	(315,974)	1,838,860
Cash and cash equivalents at January 1		1,864,001	1,987,486	1,655,244
Exchange adjustments		43,132	(16,268)	(43,094)
Cash and cash equivalents at December 31		1,987,486	1,655,244	3,451,010

Notes to consolidated cash flow statements is set out in Note 41 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2006 as previously presented	4,866,950	1,229,115	(539)	6,095,526	822,477	6,918,003
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	-	-	(292,533)	(292,533)	-	(292,533)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	-	(490,688)	(271,911)	(762,599)	(12,981)	(775,580)
Balance at January 1, 2006 as restated	4,866,950	738,427	(564,983)	5,040,394	809,496	5,849,890
Cash flow hedges, net of tax	-	8,441	-	8,441	-	8,441
Revaluation reserve, net of tax, arising from the acquisition of a controlling interest in an associate	-	24,355	-	24.355	-	24,355
Net income recognized directly in equity	-	32,796	-	32,796	-	32,796
Loss for the year	-	-	(3,035,157)	(3,035,157)	(139,340)	(3,174,497)
Total recognized income and expense for 2006	-	32,796	(3,035,157)	(3,002,361)	(139,340)	(3,141,701)
Dividend paid to minority interest in subsidiaries	-	-	-	-	(42,892)	(42,892)
Additions through acquisitions of subsidiaries	-	-	-	-	21,501	21,501
Transfer to other reserve	-	20,966	(20,966)	-	-	-
	-	20,966	(20,966)	-	(21,391)	(21,391)
Balance at December 31, 2006	4,866,950	792,189	(3,621,106)	2,038,033	648,765	2,686,798

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2007 as previously presented	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	-	-	(362,606)	(362,606)	-	(362,606)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	-	(490,688)	76,430	(414,258)	(12,981)	(427,239)
Balance at January 1, 2007 as restated	4,866,950	792,189	(3,621,106)	2,038,033	648,765	2,686,798
Cash flow hedges, net of tax	-	(78,197)	-	(78,197)	-	(78,197)
Fair value movements of available for sale investments held by associates (Note 22)	-	22,167	-	22,167	-	22,167
Net income recognized directly in equity	-	(56,030)	-	(56,030)	-	(56,030)
Profit/(loss) for the year	-	-	378,568	378,568	(24,393)	354,175
Total recognized income and expense for 2007	-	(56,030)	378,568	322,538	(24,393)	298,145
Dividend paid to minority interest in subsidiaries	-	-	-	-	(46,400)	(46,400)
Disposal of a subsidiary	-	-	-	-	(5,987)	(5,987)
Adjustment to statutory and discretionary reserves	-	(428,808)	428,808	-	-	-
	-	(428,808)	428,808	-	(52,387)	(52,387)
Balance at December 31, 2007	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2008 as previously presented	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729
Effect of early adoption of IFRIC 13 (Note 2(b)(i))	-	-	(345,115)	(345,115)	-	(345,115)
Effect of change of accounting policy on property, plant and equipment (Note 2(b)(ii))	-	(490,688)	168,611	(322,077)	(12,981)	(335,058)
Balance at January 1, 2008 as restated	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Cash flow hedges, net of tax	-	(170,360)	-	(170,360)	-	(170,360)
Fair value movements of available for sale investments held by associates (Note 22)	-	(19,080)	-	(19,080)	-	(19,080)
Net loss recognized directly in equity	-	(189,440)	-	(189,440)	-	(189,440)
Loss for the year	-	-	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)
Total recognized income and expense for 2008	-	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)
Dividend paid to minority interest in subsidiaries	-	-	-	-	(52,700)	(52,700)
	-	-	-	-	(52,700)	(52,700)
Balance at December 31, 2008	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on April 15, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

In preparing the financial statements, the directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital difficulties.

The Group’s accumulated losses were approximately RMB18.08 billion as at December 31, 2008; its current liabilities exceeded its current assets by approximately RMB43.46 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. At December 31, 2008, the Group had total credit facilities of RMB13.5 billion from certain banks. Since December 31, 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 46 – “Post balance sheet events” for details). The directors believe that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to CEA Holding, the Company’s shareholder, and CES Global Holding (Hong Kong) Limited (“CES Global”), a wholly-owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meetings held on February 26, 2009 (see Note 46 – “Post balance sheet events” for details).

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board of Directors considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(i)	Standards, amendment and interpretations effective in 2008

▪
IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group’s financial statements, as the Group has a pension deficit and is not subject to any minimum funding requirements.

▪
IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group’s financial statements.

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and relevant for the Group’s operations

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2009 or later periods, but the Group has not early adopted them:

▪
IAS 1 (Revised), ‘Presentation of financial statements’ (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS (Revised) from January 1, 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

▪
IFRS 8, ‘Operating segments’ (effective from January 1, 2009). IFRS replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009. The expected impact is still being assessed in detail by management.

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

▪
IFRS 3 (Revised) “Business Combinations” (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are ‘capable of being conducted’ rather than ‘are conducted and managed’. It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRS. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. All acquisition related cost should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010.

▪
IAS 36 (Amendment), ‘Impairment of assets’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009.

▪
IAS 38 (Amendment), ‘Intangible assets’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. A prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from January 1, 2009, but it is not expected to have any impact on the Group’s financial statements.

▪
IAS 19 (Amendment), ‘Employee benefits’ (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, ‘Provisions, contingent liabilities and contingent assets’, requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent. The Group will apply the IAS 19 (Amendment) from January 1, 2009. The expected impact is still being assessed in detail by management.

▪
IFRS 7 (Amendment), ‘Financial instruments: Disclosure’ (effective from January 1, 2009). The amendment forms part of the IASB’s response to the financial crisis aims at improving transparency and enhance accounting guidance. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Group will apply the IFRS 7 (Amendment) and provide the required disclosure, where applicable, prospectively from January 1, 2009.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Changes of accounting policy

(i)	Early adoption of IFRIC 13, ‘Customer loyalty programmes’

IFRIC 13, ‘Customer loyalty programmes’ was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called “Eastern Miles” (the “programme”). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognized when the miles have been redeemed or have expired.

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is set out in Note 2(b)(iii).

The Group’s consolidated loss for the year ended December 31, 2008 and consolidated net liabilities at December 31, 2008 would have decreased by RMB25 million and RMB320 million respectively if the previous policies had still been applied in 2008.

(ii)	Change of accounting policy for property, plant and equipment

Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (“PP&E”). Previously, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. Under PRC Accounting Standards, the one time revaluation for listing purposes was treated as deemed cost and the historical cost model was adopted subsequent to the initial revaluation. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. Whilst this change was made primarily to increase the relevance of financial data to the users of the financial statements and for the reasons set out below, management also made reference to Interpretation 2 of Chinese Accounting Standards (“CAS”) issued by the Ministry of Finance in August 2008 which aims to drive the elimination of differences between IFRS and CAS. The change was made after taking into consideration the following factors:

•
the alignment of the Group’s accounting policy with industry peers – management considers that the historical cost model will improve comparability of certain financial performance data and results of operations of the Group with other airlines. Very few of the leading global airlines currently use the valuation model and valuation data is not generally used in airline industry analysis that is made available to stakeholders or internally by management.

•
increased comparability between finance and operating leased aircraft – depreciation cost of a finance leased aircraft is based on revalued amount whereas operating lease payments are based on cost and aircraft held under operating leases are not recognized as assets subject to valuation. Management therefore considers that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

•
the high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values – the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. When purchasing or financing aircraft under finance leases, management intend to use these aircraft in the business for the remainder of their useful lives. Management do not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Changes of accounting policy (continued)

(ii)	Change of accounting policy for property, plant and equipment (continued)

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is not considered material to the financial statements but is set out in Note 2(b)(iii).

The Group’s consolidated loss for the year ended December 31, 2008 and consolidated net liabilities at December 31, 2008 would have increased by RMB216 million and decreased by RMB119 million respectively if the previous policies had still been applied in 2008.

(iii)	Impact on prior year balances

			Effect of
			change of
	2006 as	Effect of	accounting
	previously	adoption of	policy for	2006 as
	presented	IFRIC 13	PP&E	restated
	RMB’000	RMB’000	RMB’000	RMB’000
Impact on consolidated income statements
Consolidated loss for the year	(3,452,765)	(70,073)	348,341	(3,174,497)
Earnings per share attributable to equity holders of the Company	RMB(0.68)	RMB(0.01)	RMB0.07	RMB(0.62)
Impact on consolidated balance sheet
Consolidated net assets	3,476,643	(362,606)	(427,239)	2,686,798
Capital and reserves attributable to the equity holders of the Company	2,814,897	(362,606)	(414,258)	2,038,033
Minority interests	661,746	-	(12,981)	648,765

			Effect of
			change of
	2007 as	Effect of	accounting
	previously	adoption of	policy for	2007 as
	presented	IFRIC 13	PP&E	restated
	RMB’000	RMB’000	RMB’000	RMB’000
Impact on consolidated income statements
Consolidated profit for the year	244,503	17,491	92,181	354,175
Earnings per share attributable to equity holders of the Company	RMB0.06	RMB0.003	RMB0.02	RMB0.08
Impact on consolidated balance sheet
Consolidated net assets	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	584,966	-	(12,981)	571,985

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

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

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

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

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

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

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under the leases. As the Group has an obligation to fulfill these return conditions, provision for these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(m)).

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

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Current and deferred tax(continued)

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

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalized and are being amortized on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 to 6 years. Costs associated with developing or maintaining computer software programmes are recognized as expense when incurred.

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the proceeding paragraph, other depreciation of property, plant and equipment are calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Aircraft, engines and flight equipment	10 to 20 years
Buildings	15 to 35 years
Other property, plant and equipment	5 to 20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized in the income statement.

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

(n)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each balance sheet date.

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

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Derivative financial instruments (continued)

(ii)	the ineffective portion of any change in fair value is recognized in the income statement immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year. The major reclassifications for the 2006 and 2007 comparative figures include reclassification of certain items in the consolidated cash flow statement between “financing activities” and “operating activities”.

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

Since July 21, 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses.

The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 37(b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the balance sheet date to currency risk.

	2007			2008
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,019,596	54,185	420,927	981,740	42,706	56,003
Cash and cash equivalents	736,951	92,205	70,996	494,249	126,695	37,657
Trade and other payables	(317,867)	(6,017)	(16)	(417,910)	(1,476)	(363)
Obligation under finance leases	(15,417,522)	-	(1,034,688)	(19,444,259)	-	(83,971)
Borrowings	(17,196,836)	(130,145)	-	(13,007,687)	(111,658)	-
Currency derivatives at notional value	241,052	-	-	825,170	-	-
Net balance sheet exposure	(30,934,626)	10,228	(542,781)	(30,568,697)	56,267	9,326

The following table indicates the approximate change in the Group’s profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following major currencies at the balance sheet date.

	2007		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	1,555,851	1,228	1,495,352	34,364

Euro	(511)	-	(2,813)	-

Japanese Yen	27,139	-	(466)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During the years 2007 and 2008, the Group’s borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 31 and 37(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The Group also entered certain interest rate swaps to swap fixed rates into variable rates.

The following table details the Group’s interest rate profile of the interest-bearing financial instruments at the balance sheet date.

	2007	2008
	RMB’000	RMB’000
Floating rate instruments
Borrowings	(9,734,862)	(12,171,844)
Obligations under finance leases	(14,570,519)	(20,482,615)
Interest rate swaps at notional amount	3,342,023	2,165,429
	(20,963,358)	(30,489,030)

	2007	2008
	RMB’000	RMB’000
Fixed rate instruments
Cash and cash equivalents	1,655,244	3,451,010
Borrowings	(20,128,966)	(22,929,528)
Obligations under finance leases	(1,881,691)	(326,284)
Interest rate swaps at notional amount	1,217,691	1,053,352
	(19,137,722)	(18,751,450)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity if interest rate had been 0.25% higher/lower with all other variables held constant.

	2007		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Increase in interest rate	(57,681)	27,872	(77,592)	10,299
Decrease in interest rate	57,681	(27,872)	77,592	(10,299)

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. Aircraft fuel accounts for 33% of the Group’s operating expenses (2007: 35%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of fuel option contracts are disclosed in Note 37(c) to the financial statements.

For the year 2008, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of fuel option contracts), the Group’s fuel cost would have been RMB900 million higher/lower.

For the years ended, if fuel price had been 5% higher/lower with all other variables held constant, the impact on financial derivatives is shown below.

	2007		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Net increase in fuel price	8,766	-	497,879	-
Net decrease in fuel price	(17,531)	-	(500,690)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to sales agents. The Group has a credit policy in place to monitor the exposures to these credit risks on an on-going basis.

The Group has policies in place to ensure that sales of blank tickets are only made available to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which impose requirements on the credit standing.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB515 million as at December 31, 2008 (2007: RMB896 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 25.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 43(b)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

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

The Group operates with a working capital deficit. As at December 31, 2008, the Group’s net current liabilities amounted to RMB43,458 million (2007: RMB26,098 million). For the year ended December 31, 2008, the Group recorded a net cash inflow from operating activities of RMB2,856 million (2007: inflow RMB3,080 million), a net cash outflow from investing activities and financing activities of RMB1,017 million (2007: outflow RMB3,396 million), and an increase in cash and cash equivalents of RMB1,796 million (2007: decrease RMB332 million).

The Directors of Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Notes 2(a) and 46).

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2007
Borrowings	18,494,521	5,927,098	4,216,517	1,225,692
Derivative financial instruments	20,238	441	5,120	15,997
Obligations under finance leases	2,545,223	1,567,253	4,205,352	8,134,382
Trade and other payables	12,075,177	-	339,064	314,884
Total	33,135,159	7,494,792	8,766,053	9,690,955

At December 31, 2008
Borrowings	27,785,310	4,515,962	3,969,413	846,074
Derivative financial instruments	6,456,075	15,448	19,416	150,660
Obligations under finance leases	2,765,969	2,704,499	7,805,669	11,868,053
Trade and other payables	16,561,603	-	320,354	410,076
Total	53,568,957	7,235,909	12,114,852	13,274,863

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

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

The gearing ratios at December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB’000	RMB’000
Total borrowings	29,863,828	35,101,372
Less: Cash and cash equivalents	(1,655,244)	(3,451,010)
Net debt	28,208,584	31,650,362
Total equity	2,932,556	(12,639,509)
Total capital	31,141,140	19,010,853

Gearing ratio	0.91	1.66

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

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models.

The fair values of other long-term receivables are based on cash flows discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments (Notes 30 and 31).

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

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(n) to the financial statements. The recoverable amounts of cash generating units is the higher of fair value less costs to to sell and value in use. The calculations of value in use is using cash flow projections based on financial budgets approved by management and the key assumptions which are disclosed in Note 18(a). Different assumptions could significantly affect the value in use calculation and estimated impairment of property, plant and equipment and intangible assets.

(b)	Revenue recognition

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

(c)	Frequent flyer programme

The Company operates a frequent flyer programme called “Eastern Miles” that provides travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits. Any remaining unutilized benefits are recognized as deferred revenue.

(d)	Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and materially impact the results of operations.

(e)	Provision for costs of return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul.  These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(f)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(w) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 35 to the financial statements.

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

	Year ended December 31
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Revenues
Traffic revenues
– Passenger	31,044,438	36,077,309	34,221,555
– Cargo and mail	5,776,671	5,633,117	5,465,784
Ground service income	893,960	1,001,809	1,279,444
Cargo handling income	289,530	364,638	345,048
Commission income	125,576	156,713	187,073
Others	403,469	393,166	464,717
	38,533,644	43,626,752	41,963,621
Less: Business tax (Note)	(976,792)	(1,092,859)	(891,064)
	37,556,852	42,533,893	41,072,557

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to the PRC business tax levied at rates ranging from 3% to 5%, pursuant to the PRC business tax rules and regulations.

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Year ended December 31
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Other operating income	462,370	487,562	405,163
- Government subsidies (Note (a))

Other gains
- Gains on disposal of property, plant and equipment (Note (b))	36,207	-	267,084

Note:

(a) The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

(b) The gains on disposal of property, plant and equipment in 2008 represent the gains arising from (i) the sales of certain cargo freighters and engines which were leased back under operating lease and (ii) the disposal of certain aircraft recorded in “non-current assets held for sale” in 2007.

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

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended December 31, 2006 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,412,698	2,842,836	-	36,255,534
Other revenues and operating income	1,211,553	709,069	140,525	2,061,147

Total segment revenue	34,624,251	3,551,905	140,525	38,316,681
Inter-segment revenue	(689,331)	-	(70,498)	(759,829)

Revenues	33,934,920	3,551,905	70,027	37,556,852

Operating (loss)/profit – segment results	(2,565,982)	(195,881)	21,947	(2,739,916)
Finance income	1,016,217	17,639	1,451	1,035,307
Finance costs	(1,653,939)	(104,418)	(7,624)	(1,765,981)
Share of results of associates	-	-	103,566	103,566

Share of results of jointly controlled entities	-	-	29,595	29,595

(Loss)/profit before income tax	(3,203,704)	(282,660)	148,935	(3,337,429)
Income tax	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,005,616)	(312,922)	144,041	(3,174,497)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

Other segment items included in the income statement for the year ended December 31, 2006 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,842,727	477,505	32,240	4,352,472
Amortization	103,606	-	-	103,606
Impairment loss	888,419	-	-	888,419

The segment assets and liabilities at December 31, 2006 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	54,573,594	4,962,955	463,188	59,999,737
Investments in associates	-	-	623,390	623,390
Investments in jointly controlled entities	-	-	115,540	115,540

Total assets	54,573,594	4,962,955	1,202,118	60,738,667

Segment liabilities	(53,989,636)	(3,992,814)	(64,352	(58,046,802)

Capital expenditure	15,566,384	1,170,712	52,623	16,789,719

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment results for the year ended December 31, 2007 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	37,550,127	3,113,488	-	40,663,615
Other revenues and operating income	1,208,760	900,529	208,456	2,317,745

Total segment revenue	38,758,887	4,014,017	208,456	42,981,360
Inter-segment revenue	(348,643)	-	(98,824)	(447,467)

Revenues	38,410,244	4,014,017	109,632	42,533,893

Operating (loss)/profit – segment results	(93,051)	181,823	38,861	127,633
Finance income	2,055,187	84,481	789	2,140,457
Finance costs	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	-	-	58,312	58,312
Share of results of jointly controlled entities	-	-	30,086	30,086

Profit before income tax	162,682	101,619	113,637	377,938
Income tax	38,835	(58,123)	(4,475)	(23,763)

Profit for the year	201,517	43,496	109,162	354,175

Other segment items included in the income statement for the year ended December 31, 2007 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	3,899,072	646,364	42,749	4,588,185
Amortization	119,913	11,051	586	131,550
Impairment loss	227,456	-	-	227,456

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment assets and liabilities at December 31, 2007 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	60,390,659	5,286,774	1,125,583	66,803,016
Investments in associates	-	-	601,119	601,119
Investments in jointly controlled entities	-	-	336,966	336,966

Total assets	60,390,659	5,286,774	2,063,668	67,741,101

Segment liabilities	(60,129,187)	(4,196,729)	(482,629)	(64,808,545)

Capital expenditure (Note 18, 19, 20 and 21)	11,807,855	788,078	212,607	12,808,540

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(a)	Primary reporting format by business segment (continued)

The segment results for the year ended December 31, 2008 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	35,527,984	3,316,285	-	38,844,269
Other revenues and operating income	1,476,812	1,092,067	257,033	2,825,912

Total segment revenue	37,004,796	4,408,352	257,033	41,670,181
Inter-segment revenue	(426,411)	-	(171,213)	(597,624)

Revenues	36,578,385	4,408,352	85,820	41,072,557

Operating (loss)/profit – segment results	(15,148,592)	(4,392)	69,779	(15,083,205)
Finance income	1,960,490	100,781	354	2,061,625
Finance costs	(2,156,695)	(146,944)	(24,508)	(2,328,147)
Share of results of associates	-	-	69,668	69,668
Share of results of jointly controlled entities	-	-	24,050	24,050

(Loss)/profit before income tax	(15,344,797)	(50,555)	139,343	(15,256,009)
Income tax	10,217	(73,952)	(10,181)	(73,916)

(Loss)/profit for the year	(15,334,580)	(124,507)	129,162	(15,329,925)

Other segment items included in the income statement for the year ended December 31, 2008 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Depreciation	4,052,309	427,620	60,600	4,540,529
Amortization	229,350	11,097	586	241,033
Impairment loss	2,833,565	143,113	-	2,976,678

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format by business segment (continued)

The segment assets and liabilities at December 31, 2008 and capital expenditure for the year then ended are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	66,377,081	4,160,865	1,171,293	71,709,239
Investments in associates	-	-	980,319	980,319
Investments in jointly controlled entities	-	-	362,332	362,332

Total assets	66,377,081	4,160,865	2,513,944	73,051,890

Segment liabilities	(81,763,440)	(3,415,065)	(512,894)	(85,691,399)

Capital expenditure (Note 18, 19, 20 and 21)	11,332,697	177,589	20,513	11,530,799

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	20,900,798	24,133,540	24,333,387
Hong Kong	3,244,846	2,694,857	2,474,088
Japan	3,582,962	3,643,244	3,512,222
Other countries	9,828,246	12,062,252	10,752,860
Total	37,556,852	42,533,893	41,072,557

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

8.	(LOSS)/GAIN ON FINANCIAL DERIVATIVES

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

(Loss)/gain arising from fair value movements of financial derivatives
- Fuel option contracts (Note 37(c))	(64,849)	96,576	(6,255,791)
- Interest rate swaps (Note 37(a))	18,161	(8,824)	(49,535)
- Forward foreign exchange contracts (Note 37(b))	4,344	(3,787)	(95,666)
	(42,344)	83,965	(6,400,992)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	2,603,095	3,198,734	3,259,465
Employee welfare and benefits	231,000	246,626	227,206
Defined contribution retirement schemes (Note 35(a))	298,363	373,253	452,879
Post-retirement benefits (Note 35(b))	146,968	170,670	200,603
Staff housing fund (Note 36(a))	228,000	285,000	281,776
Staff housing allowance (Note 36(b))	30,656	53,114	123,383
	3,538,082	4,327,397	4,545,312

10.	IMPAIRMENT LOSSES

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Goodwill impairment (Note (a))	-	-	993,143
Impairment charge on property, plant and equipment (Note (b))	-	-	1,441,904
Impairment charge on non-current assets held for sale (Note (c))	828,102	130,921	235,273
Other impairment charge	60,317	96,535	306,358
	888,419	227,456	2,976,678

Note:

(a)
For the year ended December 31, 2008, the Group recognized an impairment charge of RMB993 million against goodwill which had previously been recognized in connection with the Group’s acquisition of Yunnan Airlines, Xibei Airlines and Wuhan Airlines (Note 18).

(b)
In view of the decline in demand in the air transportation market under the current economic environment, the Group performed an impairment test on PP&E as at December 31, 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft models and related equipment which reflects their relatively lower operational efficiency and which management intend to retire in the near future. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related PP&E, primarily determined by reference to the estimated market values (Note 19).

(c)
After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to the estimated market value, an additional impairment loss of RMB235 million was made in 2008 against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale” (Note 40).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OPERATING (LOSS)/PROFIT

Operating (loss)/profits stated after charging and crediting the following items:

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Crediting:
Gain on disposals of property, plant and equipment	36,207	-	267,084

Charging:
Amortization of intangible assets	72,737	106,703	110,151
Depreciation of property, plant and equipment
- Leased	1,360,464	1,868,481	1,913,877
- Owned	2,992,008	2,719,704	2,626,652
Amortization of lease prepayments	30,869	24,847	25,940
Consumption of flight equipment spare parts	326,248	468,888	476,282
Provision for impairment of trade and other receivables	19,539	10,481	34,760
Auditors’ remuneration	20,120	18,439	18,000

12.	FINANCE INCOME

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	888,402	2,023,032	1,957,591
Interest income	120,161	96,849	89,275
Actual settled gains on financial instruments - forward foreign exchange contracts	26,744	20,576	14,759
	1,035,307	2,140,457	2,061,625

Note:

The exchange gain for the year ended December 31, 2008 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCE COSTS

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Interest relating to obligations under finance leases	543,953	731,885	651,121
Interest on loans from banks and financial institutions	1,580,536	1,629,090	1,945,212
Interest relating to notes payable	91,280	72,779	84,050
Amortization of the discount on zero coupon debentures	25,456	-	-
Interest relating to long-term payables	4,961	3,406	-
Actual settled gains on financial instruments - Interest rate swaps (Note 37(a))	(55,889)	(59,111)	(10,083)
	2,190,297	2,378,049	2,670,300
Less: Amounts capitalized into advanced payments on acquisition of aircraft (Note 21)	(424,316)	(399,499)	(342,153)
	1,765,981	1,978,550	2,328,147

14.	INCOME TAX

Income tax charged / (credited) to the consolidated income statement is as follows:

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	48,072	72,918	35,432
Deferred taxation (Note 34)	(211,004)	(49,155)	38,484
	(162,932)	23,763	73,916

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”) which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ended December 31, 2008, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 18% (2007: 15%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5%, are generally subject to the PRC standard corporate tax rate of 25% under the New CIT Law.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000

(Loss)/profit before income tax	(3,337,429)	377,938	(15,256,009)
Adjusted by:
Share of result of associates and jointly controlled entities	(133,161)	(88,398)	(93,718)
	(3,470,590)	289,540	(15,349,727)
Tax calculated at enacted tax rate of 18% (2007 and 2006: 15%)	(520,589)	43,431	(2,762,951)
Effect attributable to subsidiaries charged at tax rates of 16.5% or 25%	(27,969)	(49,578)	(67,505)
Expenses not deductible for tax purposes	13,852	12,031	6,462
Effect of tax rate change on deferred tax	-	24,289	-
Utilization of previously unrecognized tax losses	23,130	(157,531)	-
Written off of deferred tax asset recognized exemptions by a subsidiary in prior year	-	-	34,773
Unrecognized tax losses for the year	285,999	54,647	1,093,350
Unrecognized temporary differences for the year	16,067	96,474	1,769,787
Gain arising from intra-group property, plant and equipment disposal subject to taxation	46,578	-	-
Tax charge/(credit)	(162,932)	23,763	73,916

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2008 (2007: Nil), as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DIVIDEND

No dividend was paid during both years 2007 and 2008.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended December 31, 2008 (2007: Nil).

16.	(LOSS)/ PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB13,877 million (2007: profit of RMB505 million, 2006: loss of RMB 2,432 million).

17.	(LOSS)/EARNINGS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of RMB15,269 million (2007: a profit of RMB379 million, 2006: a loss of RMB3,035 million ) and the weighted average number of shares of 4,866,950,000 (2007: 4,866,950,000, 2006: 4,866,950,000 ) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Sponsorship fee (Note (b))	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2007	993,143	320,000	118,573	1,431,716
Other additions	-	-	15,283	15,283
Disposals	-	-	(1,715)	(1,715)
At December 31, 2007	993,143	320,000	132,141	1,445,284

At January 1, 2008	993,143	320,000	132,141	1,445,284
Other additions	-	-	23,439	23,439
At December 31, 2008	993,143	320,000	155,580	1,468,723

Accumulated amortization
At January 1, 2007	-	52,870	41,292	94,162
Charge for the year	-	82,194	24,509	106,703
Disposals	-	-	(287)	(287)
At December 31, 2007	-	135,064	65,514	200,578

At January 1, 2008	-	135,064	65,514	200,578
Charge for the year	-	82,194	27,957	110,151
At December 31, 2008	-	217,258	93,471	310,729

Impairment
At January 1, 2008	-	-	-	-
Charge for the year	993,143	-	-	993,143
At December 31, 2008	993,143	-	-	993,143

Net book amount
At December 31, 2007	993,143	184,936	66,627	1,244,706

At December 31, 2008	-	102,742	62,109	164,851

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)	Impairment tests for goodwill

The Group operates in two cash-generating units (“CGU”) which are passenger (including cargo carried by passenger flights) and cargo and logistics.

For the year ended December 31, 2008, the Group recognized an impairment charge of RMB993 million, against goodwill which had previously been recognized in connection with the acquisitions of Yunnan Airlines, Xibei Airlines and Wuhan Airlines within the passenger CGU. The impairment charge recognized represents the amount by which the CGU’s carrying amount exceeds its recoverable amount.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management.

Key assumptions used for cash flow projections are as follows:

- Passenger yield growth rate	0% to 4.5%
- Passenger load factor	63% to 80%
- Aircraft daily utilization (hours per day)	5.4 to 11.4
- Discount rate	10%

Management determined budgeted passenger yield growth rate, passenger load factor and aircraft daily utilization based on past performance and its expectations for market development. The discount rate used is pre-tax and reflects specific risks relating to the Group’s business.

(b)	Sponsorship fees

In March 2006, the Company entered into an agreement (the “Sponsorship Agreement”) with the Bureau of 2010 Expo Shanghai (the “Bureau”) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by installments, the remaining RMB160 million would be settled by value-in-kind services (“VIK”) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognized and amortized on straight-line basis over the period from the effective date of the Sponsorship Agreement to the completion of the Expo. The outstanding sponsorship fee of RMB178 million (2007: 233 million) has been recognized as other long-term liabilities (Note 33) in the Group’s balance sheet.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2007, as restated	31,922,671	21,310,056	2,752,340	3,514,463	250,112	59,749,642
Reclassification upon a purchase	4,203,030	(4,203,030)	-	-	-	-
Transfers from construction in progress	-	-	84,402	91,269	(175,671)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	189,402	4,920,311	-	-	-	5,109,713
Other additions	1,792,502	6,026,340	51,276	380,211	406,350	8,656,679
Disposal to a jointly controlled entity (Note 23)	-	-	(28,489)	(2,773)	-	(31,262)
Other disposals	(788,727)	(237,973)	(33,781)	(99,386)	-	(1,159,867)
Transfers to assets held for sale	(4,390,384)	-	-	-	-	(4,390,384)
At December 31, 2007	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521

Accumulated depreciation
At January 1, 2007 as restated	12,472,726	5,393,870	582,072	1,659,800	-	20,108,468
Reclassification upon a purchase	2,203,703	(2,203,703)	-	-	-	-
Charge for the year	2,221,399	1,868,481	103,622	394,683	-	4,588,185
Disposal to a jointly controlled entity	-	-	(5,562)	(1,426)	-	(6,988)
Other disposals	(786,032)	(237,973)	(6,240)	(66,305)	-	(1,096,550)
Transfers to assets held for sale	(2,946,295)	-	-	-	-	(2,946,295)
At December 31, 2007	13,165,501	4,820,675	673,892	1,986,752	-	20,646,820

Impairment
At January 1, 2007, as restated	-	-	13,094	550	4,303	17,947
Charge for the year	-	-	-	-	-	-
At December 31, 2007	-	-	13,094	550	4,303	17,947

Net book amount
At December 31, 2007	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754
At January 1, 2007	19,449,945	15,916,186	2,157,174	1,854,113	245,809	39,623,227

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2008, as restated	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Reclassification upon a purchase	3,094,561	(3,094,561)	-	-	-	-
Sales and finance lease back	(3,085,419)	3,085,419	-	-	-	-
Transfers from construction in progress	-	-	233,746	19,313	(253,059)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	411,153	3,816,843	-	-	-	4,227,996
Other additions	1,781,272	4,683,699	360,498	335,220	345,730	7,506,419
Other disposals	(719,787)	(408,134)	(8,047)	(143,060)	-	(1,279,028)
At December 31, 2008	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908

Accumulated depreciation
At January 1, 2008 as restated	13,165,501	4,820,675	673,892	1,986,752	-	20,646,820
Reclassification upon a purchase	1,580,097	(1,580,097)	-	-	-	-
Sales and finance lease back	(1,779,979)	1,779,979	-	-	-	-
Charge for the year	2,138,172	1,913,877	108,826	379,654	-	4,540,529
Other disposals	(520,373)	(408,134)	(932)	(6,326)	-	(935,765)
At December 31, 2008	14,583,418	6,526,300	781,786	2,360,080	-	24,251,584

Impairment
At January 1, 2008	-	-	13,094	550	4,303	17,947
Charge for the year (Note (a))	966,191	473,393	-	-	2,320	1,441,904
At December 31, 2008	966,191	473,393	13,094	550	6,623	1,459,851

Net book amount
At December 31, 2008	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473
At January 1, 2008	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Notes:

(a)
In view of the decline in demand of the air transportation market under the current economic environment, the Group performed an impairment test on PP&E as at December 31, 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft models and related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future (Note 10). In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

(b)
As at December 31, 2008, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB8,723 million (2007: RMB9,865 million) were pledged as collateral under certain loan arrangements (note 31).

20.	LEASE PREPAYMENTS

	December 31
	2007	2008
	RMB’000	RMB’000

Cost
At January 1	1,247,104	1,175,104
Other additions	-	54,964
Disposals to a jointly controlled entity (Note 23)	(70,149)	-
Other disposals	(1,851)	-
At December 31	1,175,104	1,230,068

Accumulated amortization
At January 1	192,742	207,607
Charge for the year	24,847	25,940
Disposals to a jointly controlled entity (Note 23)	(9,119)	-
Other disposals	(863)	-
At December 31	207,607	233,547

Net book amount
At December 31	967,497	996,521

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2008, the majority of these land use rights had remaining terms ranging from 38 to 53 years (2007: from 39 to 54 years).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31
	2007	2008
	RMB’000	RMB’000
At January 1	7,668,708	6,695,573
Additions	3,737,079	3,603,824
Interest capitalized (Note 13)	399,499	342,153
Transfers to property, plant and equipment (Note 19)	(5,109,713)	(4,227,996)
At December 31	6,695,573	6,413,554

Included in the Group’s balance as at December 31, 2008 is accumulated interest capitalized of RMB518 million (2007: RMB553 million), at an average interest rate of 5.43% (2007: 5.90%).

22.	INVESTMENTS IN ASSOCIATES

	December 31
	2007	2008
	RMB’000	RMB’000
Unlisted investments, at cost	425,817	808,417
Share of post acquisition results/reserves	175,302	171,902
	601,119	980,319

The movement on investments in associates is as follows:

	December 31
	2007	2008
	RMB’000	RMB’000
At January 1	623,390	601,119
Costs of additional investments	-	384,186
Disposal of an indirectly held associate	(102,750)	(3,820)
Share of results of associates	58,312	69,668
Share of revaluation surplus/(deficits) on available for sale investments held by associates	22,167	(19,080)
Dividend received during the year	-	(51,754)
At December 31	601,119	980,319

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2007	2008	2007	2008
		RMB’000	RMB’000

Eastern Air Group Finance Co., Ltd. (“EAGF”)	PRC December 6, 1995	400,000	400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	350,000	45%	45%	Provision of air catering services

Jiangsu Huayu General Aviation Co., Ltd.	PRC December 1, 2004	110,000	110,000	27%	27%	Provision of aviation support services

Eastern Aviation Import & Export Co., Ltd (“EAIEC”)	PRC June 9, 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare parts and tools trading

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	57,980	57,980	35%	35%	Provision of airline electronic product maintenance services

Shanghai Dongmei Aviation Travel Co., Ltd. (“SDATC”)	PRC October 17, 2004	31,000	31,000	27%	27%	Provision of traveling and accommodation agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Company	Place and date of establishment	Paid-up capital			Attributable Equity interest		Principal activities
		2007	2008		2007	2008
		RMB’000	RMB’000

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002	25,000		25,000	30%	30%	Provision of cable and wireless communication services

Eastern Aviation Advertising Service Co., Ltd. (“CAASC”)	PRC March 4,1986	10,320		10,320	45%	45%	Provision of aviation advertising agency services

Joy Air Co., Ltd (Note (a))	PRC March 28, 2008	-		600,000	-	40%	Provision of regional airline transportation

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (Note (b))	PRC March 28, 2008	-	USD	39,500	-	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Note:

(a)
On January 24, 2008, the Company entered into an agreement with China Aviation Industry Corporation to establish Joy Air Company Limited (“Joy Air”). The Company holds a 40% interest of Joy air. As at December 31, 2008, the Company contributed RMB240 million in cash. Joy Air is still in preparation period as at the balance sheet date.

(b)
In 2008, the Company entered into an agreement (the “Agreement”) with a third party (the “Third Party”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”). Shanghai P&W’s registered capital is USD 40 million, in which the Company holds 51% interests. As at December 31, 2008, the Company contributed USD20,145,000 in cash to Shanghai P&W. According to the Agreement, the Third Party has the power to govern the financial and operating policies of Shanghai P&W and hence the Company accounts for Shanghai P&W as an associate. At the balance sheet date, Shanghai P&W is still in preparation period.

(c)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000

2007	2,194,818	1,593,699	919,495	58,312
2008	4,326,145	3,345,826	913,845	69,668

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2007	2008
	RMB’000	RMB’000
Unlisted investments, at cost	268,892	270,208
Share of post-acquisition results/reserves	68,074	92,124
	336,966	362,332

The movement on investments in jointly controlled entities is as follows:

	2007	2008
	RMB’000	RMB’000
At January 1	115,540	336,966
Other addition	209,340	-
Dividend received during the year	(18,000)	-
Share of results	30,086	24,050
Amortization of previously unrecognized gain	-	1,316
At December 31	336,966	362,332

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity Interest		Principal activities
		2007	2008	2007	2008
		RMB’000	RMB’000
Shanghai Technologies Aerospace Co., Ltd. (“STA”) (Note (a))	PRC September 28, 2004	576,795	576,795	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes maintenance services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	17,484	17,484	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	10,000	10,000	41%	41%	Provision of computer systems development

Notes:

(a)
Under a Joint Venture Agreement with the other joint venture partner of STA dated March 10, 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000
2007	382,501	45,535	205,188	30,086
2008	404,888	42,556	187,997	24,050

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Other long-term assets

	December 31,
	2007	2008
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	508,903	509,887
Prepaid flight training fees (Note (b))	43,920	337,597
Prepaid staff benefits (Note (c))	40,567	26,888
Rental and renovation deposits	33,032	26,460
Other long-term receivables	34,329	40,724
	660,751	941,556

Notes:

(a)
The fair value of deposits relating to aircraft held under operating leases of the Group is RMB473 million (2007: RMB441 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end of 0.75%-2.79% (2007: 2.4%-3.06%).

(b)
Prepaid flight training expenses represent the training expenses prepaid for pilot undergraduates and pilots in service of the Group and are amortized over the relevant training periods for which the prepayments cover on a straight-line basis.

(c)
Prepaid staff benefits represent subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to continue serving the Group for six years from the date of receipt of the subsidies. If the employee leaves before the end of the six-year period, a refund by the employee is required and is calculated on a pro-rata basis. These subsidies are amortized over six years on the straight-line basis.

25.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables and notes receivable is as follows:

	2007	2008
	RMB’000	RMB’000
Within 90 days	1,761,799	1,088,951
91 to 180 days	104,991	24,282
181 to 365 days	187,355	30,451
Over 365 days	101,769	103,919
	2,155,914	1,247,603
Less: provision for impairment of receivables	(59,907)	(101,081)
	2,096,007	1,146,522

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due or impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at December 31, 2008, trade receivables of RMB153 million (2007: RMB360 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB175 million (2007: RMB202 million) from these agents. The ageing analysis of these trade receivables is as follows:

	2007	2008
	RMB’000	RMB’000
Up to 6 months	202,238	122,407
6 to 12 months	157,850	30,451
	360,088	152,858

As at December 31, 2008, trade receivables of RMB84 million (2007: RMB44 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

The ageing of impaired receivables is as follows:

	2007	2008
	RMB’000	RMB’000
12 to 24 months overdue	26,734	15,660
Over 24 months overdue	75,035	88,259
	101,769	103,919

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2007	2008
	RMB’000	RMB’000
At January 1	90,405	59,907
Receivables written off during the year as uncollectible	(4,009)	(1,027)
Provision for impairment of receivables	-	42,201
Unused amounts reversed	(26,489)	-
At December 31	59,907	101,081

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2007	2008
	RMB’000	RMB’000
Currency
Renminbi	1,800,355	899,905
US Dollars	89,944	51,075
HK Dollars	80,246	48,901
Korea Won	41,538	9,021
Euro	54,185	42,706
Japanese Yen	1,323	56,003
Other currencies	28,416	38,911
	2,096,007	1,146,522

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying amount of receivables shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2007	2008
	RMB’000	RMB’000
Restricted bank deposits (Note (a))	-	2,159,848
Rebates receivable on aircraft acquisitions	929,652	930,665
Deposits relating to aircraft under finance leases - current portion	419,604	-
Ground service fee	337,166	310,452
Prepaid aircraft operating lease rentals	256,069	249,308
Rental deposits	130,348	88,001
Custom duties and value added tax recoverable	88,747	64,501
Prepayment for acquisition of flight equipment and other assets	60,325	36,480
Deposits with banks and a financial institution with original maturity over three months but less than a year (Note (b))	52,843	33,116
Others	280,895	253,848
	2,555,649	4,126,219

Notes:

(a)
The restricted bank deposits represent: i) a deposit of RMB1,347 million pledged against US dollar 188 million loan (2007: Nil); ii) a security deposit of US dollar 117 million (RMB796 million equivalent) for fuel option contracts (2007: Nil); iii) a deposit of RMB17 million for notes payable (2007: Nil.)

(b)	As at December 31, 2008, the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.36% (2007: 0.7%).

27.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2007	2008
	RMB’000	RMB’000
Renminbi	585,797	2,623,585
US Dollars	736,951	494,249
Euro	92,205	126,695
Japanese Yen	70,996	37,657
Pounds Sterling	16,141	11,016
Australian Dollars	14,991	18,922
Canadian Dollars	25,332	12,394
Singapore Dollars	1,116	42,617
Others	111,715	83,875
	1,655,244	3,451,010

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	2007	2008
	RMB’000	RMB’000
Within 90 days	1,465,079	3,310,710
91 to 180 days	1,126,091	1,249,400
181 to 365 days	449,391	267,785
Over 365 days	97,319	316,963
	3,137,880	5,144,858

As at December 31, 2008, notes payable totaling RMB3,840 million (2007: RMB1,616 million) were unsecured. Discount rates ranged from 2.9% to 5.9% (2007: 3.5% to 5.5%) and all notes are repayable within six months.

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2007	2008
	RMB’000	RMB’000
Accrued fuel cost	2,348,932	3,841,660
Accrued take-off and landing charges	1,036,423	1,879,751
Accrued aircraft overhaul expenses	1,184,529	1,256,115
Other accrued operating expenses	928,267	1,417,988
Accrued salaries, wages and benefits	1,067,245	976,551
Duties and levies payable	858,966	545,482
Staff housing allowance (Note 36(b))	363,110	386,065
Deposits received from ticket sales agents	339,064	320,254
Current portion of other long-term liabilities (Note 33)	135,859	130,460
Current portion of post-retirement benefit obligations (Note 35(b))	34,425	46,461
Others	1,294,425	1,346,388
	9,591,245	12,147,175

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Obligations under finance leases

As at December 31, 2008, the Group had 68 aircraft (2007: 55 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31,2007			December 31,2008
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	3,356,665	811,442	2,545,223	2,765,969	848,980	1,916,989
In the second year	2,206,135	638,882	1,567,253	2,704,499	688,327	2,016,172
In the third to fifth year inclusive	5,714,466	1,509,114	4,205,352	7,805,669	1,602,339	6,203,330
After the fifth year	9,331,048	1,196,666	8,134,382	11,868,053	1,195,645	10,672,408
Total	20,608,314	4,156,104	16,452,210	25,144,190	4,335,291	20,808,899
Less: - amount repayable within one year	(3,356,665)	(811,442)	(2,545,223)	(2,765,969)	(848,980)	(1,916,989)
Long-term portion	17,251,649	3,344,662	13,906,987	22,378,221	3,486,311	18,891,910
The fair value of obligations under finance leases of the Group is RMB21,037 million (2007: RMB16,577 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

At December 31, 2008, the Group had bank deposits totaling nil (2007: RMB420 million) pledged as collateral under certain finance lease arrangements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS

	December 31,
	2007	2008
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– secured	3,994,947	3,350,114
– unsecured	7,374,360	5,237,938
	11,369,307	8,588,052

Current
Long-term bank borrowings
– secured	772,286	1,133,836
– unsecured	2,533,233	5,905,655
Short-term bank borrowings
– secured	-	1,284,236
– unsecured	15,189,002	18,189,593
	18,494,521	26,513,320
Total borrowings	29,863,828	35,101,372

The borrowings are repayable as follows:
Within one year	18,494,521	26,513,320
In the second year	5,927,098	4,147,845
In the third to fifth year inclusive	4,216,517	3,665,352
After the fifth year	1,225,692	774,855
Total borrowings	29,863,828	35,101,372

Note:

As at December 31, 2008, the secured bank borrowings of the Group for the purchases of aircraft was secured by the related aircraft with an aggregate net book amount of RMB8,723 million (2007: RMB9,865 million) (Note 19).

Certain unsecured bank borrowings of the Group totaling of RMB357 million (2007: RMB1,008 million) was guaranteed by CEA Holding (Note 43(c)).

Certain unsecured bank borrowings of the Group totaling of RMB600 million (2007: Nil) were guaranteed by a third party bank.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS (CONTINUED)

The terms of the long-term bank borrowings are summarized as follows:

Currency	Interest rate and final maturities	2007	2008
		RMB’000	RMB’000
RMB denominated	Interest rates ranging from 4.52% to 8.36% per annum with final maturities through to 2017.	6,132,551	6,898,178

U.S. dollar denominated	Interest rates ranging from 3 month LIBOR +0.25% to 6 month LIBOR+3% per annum with final maturities through to 2019	8,418,967	8,617,707

EURO denominated	Interest rate is 6 months LIBOR +0.6% with final maturity through 2010.	123,308	111,658

Total long-term bank borrowings		14,674,826	15,627,543

Note:

(a)
The fair value of long-term borrowings of the Group is RMB15,826 million (2007: RMB14,111 million), which is determined using the expected future payments discounted at prevailing market interest rates available to the Group and  for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b)
Short-term borrowings of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at December 31, 2008, the interest rates relating to such borrowings ranged from 2.7% to 7.47% per annum (2007: 4.39% to 6.72% per annum). During the year ended December 31, 2008, the weighted average interest rate on short-term bank loans was 6.36 % per annum (2007: 5.75% per annum).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	2007	2008
	RMB’000	RMB’000
Renminbi	12,528,550	21,955,769
US Dollars	17,196,836	13,007,688
Euro	130,145	111,658
HK Dollar	8,297	26,257
	29,863,828	35,101,372

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	PROVISION FOR OPERATING LEASE AIRCRAFT RETURN CONDITION CHECK

	2007	2008
	RMB’000	RMB’000
At January 1	510,621	956,910
Additional provisions	446,289	618,555
Utilization	-	(41,447)
At December 31	956,910	1,534,018
Less: current portion	-	(213,830)
Long-term portion	956,910	1,320,188

Provision for operating lease aircraft return condition checks represents the present value of estimated costs of major return checks for aircraft under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

33.	OTHER LONG-TERM LIABILITIES

	December 31,
	2007	2008
	RMB’000	RMB’000
Long-term duties and levies payable	584,791	805,794
Fair value of unredeemed points awarded under the Group’s frequent flyer program	378,361	364,858
Long-term payable to the Bureau of 2010 Expo Shanghai (Note 18(b))	232,811	177,883
Long-term payable to Aviation China Civil Flight Institute (Note (a))	60,000	30,000
Deferred gains on sale and leaseback of aircraft	21,011	14,549
Other long-term payable	101,582	58,135
	1,378,556	1,451,219
Less: Current portion	(135,859)	(130,460)
Long-term portion	1,242,697	1,320,759

Note:

(a)	The balance is unsecured, interest bearing at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30 million up to year 2009.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31
	2007	2008
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	111,874	79,802
– Deferred tax asset to be utilized within 12 months	1,337	2,145
	113,211	81,947
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(50,369)	(55,444)
– Deferred tax liability to be realized within 12 months	-	(2,145)
	(50,369)	(57,589)

Movements in the net deferred taxation asset/(liability) are as follows:

	December 31
	2007	2008
	RMB’000	RMB’000

At January 1	13,687	62,842
Credited/(charged) to income statement (Note 14)	49,155	(38,484)
At December 31	62,842	24,358

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31
	2007	2008
	RMB'000	RMB'000
Deferred tax assets:
Tax losses carried forward	317,392	1,846
Impairment provision for obsolete flight equipment spare parts	138,783	78,634
Impairment provision for receivables	79,195	68,553
Impairment provision for property, plant and equipment	-	170,808
Impairment provision for aircraft overhaul expenses	96,834	152,231
Provision for frequent flyer program	-	13,619
Financial derivative liabilities	10,449	313,488
Provision for post-retirement benefits	351,283	271,672
	993,936	1,070,851
Deferred tax liabilities:
Depreciation and amortization	(931,094)	(1,024,173)
Financial derivative assets	-	(22,320)
	(931,094)	(1,046,493)

Movements of the net deferred tax assets/ (liabilities) of the Group for the year:

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to equity	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2007
Tax losses carried forward	90,335	227,057	-	317,392
Impairment provision for obsolete flight equipment spare parts	68,574	70,209	-	138,783
Impairment provision for receivables	57,467	21,728	-	79,195
Provision for aircraft overhaul expense	77,000	19,834	-	96,834
Financial derivative liabilities	20,823	(10,374)	-	10,449
Provision for post-retirement benefits	216,570	134,713	-	351,283
	530,769	463,167	-	993,936
Depreciation and amortization	(517,082)	(414,012)	-	(931,094)
Net deferred tax assets/(liabilities)	13,687	49,155	-	62,842

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to equity	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2008
Tax losses carried forward	317,392	(315,546)	-	1,846
Impairment provision for obsolete flight equipment spare parts	138,783	(60,149)	-	78,634
Impairment provision for receivables	79,195	(10,642)	-	68,553
Impairment provision for property, plant and equipment	-	170,808	-	170,808
Provision for aircraft overhaul expense	96,834	55,397	-	152,231
Provision for frequent flyer program	-	13,619	-	13,619
Financial derivative liabilities	10,449	303,039	-	313,488
Provision for post-retirement benefits	351,283	(79,611)	-	271,672
	993,936	76,915	-	1,070,851
Depreciation and amortization	(931,094)	(93,079)	-	(1,024,173)
Financial derivative assets	-	(22,320)	-	(22,320)
Net deferred tax assets/(liabilities)	62,842	(38,484)	-	24,358

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at December 31, 2008, the Group had tax losses carried forward of approximately RMB11,465 million (2007: RMB5,380 million) which will expire between 2009 and 2013, and which is available to set off against the Group’s future taxable income. As at December 31, 2008, the Group did not recognize RMB2,864 million (2007: RMB1,035 million) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realized before they expire.

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended December 31, 2008, the Group’s pension cost charged to the consolidated income statement amounted to RMB360 million (2007: RMB296 million).

(ii)	Medical insurance

The majority of the Group’s PRC employees participate in the medical insurance schemes organized by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2008, the Group’s medical insurance contributions charged to the income statement amounted to RMB93 million (2007: RMB77 million).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits

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

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2007	2008
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	2,155,393	4,481,420
Unrecognized actuarial losses	(750,266)	(2,965,835)
Post-retirement benefit obligations	1,405,127	1,515,585
Less: current portion (Note 29)	(34,425)	(46,461)
Long-term portion	1,370,702	1,469,124

Changes in post-retirement benefit obligations are as follows:

	2007	2008
	RMB’000	RMB’000
At January 1	1,323,684	1,405,127
Total expenses charged in the income statement	170,670	200,603
Payments	(89,227)	(90,145)
At December 31	1,405,127	1,515,585

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statement as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Current service cost	63,957	73,416	74,478
Interest cost	72,435	83,858	102,009
Actuarial losses recognized	10,576	13,396	24,116
Total (Note 9)	146,968	170,670	200,603

The principal actuarial assumptions at the balance sheet date are as follows:

	2007	2008
Discount rate	4.75%	3.75%
Annual rate of increase of per capita benefit payment	2.5%	3%
Employee turnover rate	3.0%	3.00%
Mortality rate	8.43%	8.80%
Medical inflation rate	2.5%-5%	5%

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 7% to 15% (2007: 7% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2008, the Group’s contributions to the housing funds amounted to RMB282 million (2007: RMB285 million) which has been charged to the consolidated income statement. The staff housing fund payable as at December 31, 2008 is RMB25 million (2007: RMB17 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides cash staff housing allowances to eligible employees who have not been allocated with any housing quarters, or who have not been allocated with a quarter above the minimum as set out in the Group’s staff housing allowance policy introduced in October 2003 (the “Policy”) based on the area of quarter to which they are entitled and the unit price as set out in the Policy.

The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. As at December 31, 2008, the present obligation of the provision for employee’s staff housing entitlement is RMB386 million (2007: RMB363 million).

For the year ended December 31, 2008, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB123 million (2007: RMB53 million) which has been charged to the consolidated income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2007	2008	2007	2008
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	33,232	988	39,542	182,971
Forward foreign exchange contracts (Note (b))	2,847	-	1,719	138,760
Fuel option contracts (Note (c))	59,468	123,010	535	6,319,868
Total	95,547	123,998	41,796	6,641,599
Less: current portion
- Interest rate swaps	(27,155)	-	(17,984)	(41,668)
- Forward foreign exchange contracts	(2,847)	-	(1,719)	(94,539)
- Fuel option contracts	(59,468)	(123,010)	(535)	(6,319,868)
	(89,470)	(123,010)	(20,238)	(6,456,075)
Non-current portion	6,077	988	21,558	185,524

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group’s interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates and are accounted for as cash flow hedges. Other interest rate swaps are for swapping fixed rates into variable rates and are accounted for as fair value hedges. As at December 31, 2008, the notional amount of the outstanding interest rate swap agreements was approximately US$471 million (2007: US$624 million). These agreements will expire between 2009 and 2016.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Realized gains/(losses) (recorded in finance costs)	55,889	59,862	10,083
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in equity)	6,325	(79,783)	(126,138)
- fair value hedges (recognized in the income statement)	18,161	(8,824)	(49,535)
	80,375	(28,745)	(165,590)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts qualify for hedge accounting. These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates and are accounted for as cash flow hedges. Other forward foreign exchange contracts are for selling Japanese Yen and purchasing U.S. dollars at variable exchange rates and are accounted for as fair value hedges. As at December 31, 2008, the notional amount of the outstanding currency forward contracts was approximately US$121 million (2007: US$33 million), which will expire between 2009 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Realized gains/(losses) (recorded in finance income)	26,744	17,932	14,759
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in equity)	3,606	1,586	(44,222)
- fair value hedges (recognized in the income statement)	4,344	(3,787)	(95,666)
	34,694	15,731	(125,129)

(c)	Fuel option contracts

The Group enters into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the fuel hedging contracts entered into by the Group in 2008 or which remained open at December 31, 2008 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of fuel and the price at which the counterparties are effectively entitled to sell in future periods as unrealized mark to market losses and recognize these losses in the income statements immediately.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Realized gains/(losses) (recorded in aircraft fuel)	98,880	120,171	(8,577)
Unrealized mark to market (losses)/gains
(recorded in (loss)/gain on fair value movements of financial derivatives)	(64,849)	96,576	(6,255,791)
	34,031	216,747	(6,264,368)

The fair value of fuel option contracts is determined by reference to mark-to-market values provided by counterparties and independent third parties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	SHARE CAPITAL

	December 31,
	2007	2008
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
Circulating shares with restricted transfer held by CEA Holding and employees	2,904,000	2,904,000
A shares listed on The Shanghai Stock Exchange	396,000	396,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950	1,566,950
	4,866,950	4,866,950

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	RESERVES

	Share premium	Statutory and discretionary reserve (Note (a))	Revaluation reserve	Capital reserve (Note (b))	Hedging reserve (Note 37)	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2007, as restated	1,006,455	428,808	23,816	(720,057)	53,167	(3,621,106)	(2,828,917)
Unrealized loss on cash flow hedges (Note 37)	-	-	-	-	(79,783)	-	(79,783)
Realized gains on cash flow hedges (Note 37)	-	-	-	-	1,586	-	1,586
Fair value movements of available for sale investments held by associates	22,167	-	-	-	-	-	22,167
Profit attributable to equity holders of the Company	-	-	-	-	-	378,568	378,568
Adjustments to statutory and discretionary reserves	-	(428,808)	-	-	-	428,808	-

At December 31, 2007	1,028,622	-	23,816	(720,057)	(25,030)	(2,813,730)	(2,506,379)

At January 1, 2008, as restated	1,028,622	-	23,816	(720,057)	(25,030)	(2,813,730)	(2,506,379)
Unrealized loss on cash flow hedges (Note 37)	-	-	-	-	(170,525)	-	(170,525)
Realized gains on cash flow hedges (Note 37)	-	-	-	-	165	-	165
Fair value movements of available for sale investments held by associates	(19,080)	-	-	-	-	-	(19,080)
Loss attributable to equity holders of the Company	-	-	-	-	-	(15,268,532)	(15,268,532)
At December 31, 2008	1,009,542	-	23,816	(720,057)	(195,390)	(18,082,262)	(17,964,351)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	Reserves (continued)

Notes:

(a)	Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended December 31, 2008 (2007: nil).

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company’s listing.

40.	NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board of Directors passed a resolution to dispose of certain older aircraft and related flight equipment in the forthcoming 12-months. Accordingly, these aircraft together with related flight equipment and spare parts were classified as non-current assets held for sale as at December 31, 2006. Despite of the Company’s continuing effort to locate and negotiate with potential buyers, no agreement to dispose of these assets has been reached. It is management’s intention to dispose of these assets in the forthcoming 12-months and management is continuing to take active steps to locate potential buyers of these assets. They therefore remain classified as non-current assets held for sale as of December 31, 2008. An impairment loss of RMB235 million has been recognized in the income statement in relation to these assets with reference to the estimated market values as at the balance sheet date (Note 10(c)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
(Loss)/gain before income tax	(3,337,429)	377,938	(15,256,009)
Adjustments for:
Depreciation of property, plant and equipment	4,425,209	4,694,888	4,755,622
Gains on disposals of property, plant and equipment	(36,207)	(674)	(267,084)
Share of results of associates	(103,566)	(58,312)	(69,668)
Share of results of jointly controlled entities	(29,595)	(30,086)	(24,050)
Amortization of lease prepayments	30,869	24,847	25,940
Net foreign exchange gains	(888,402)	(2,023,032)	(1,970,990)
Amortization of deferred revenue	(13,068)	(12,594)	(19,965)
Loss/(gain) arising from fair value movements of derivative financial instruments	42,344	(96,575)	6,400,992
Consumption of flight equipment spare parts	326,248	468,888	476,282
Impairment provision for trade and other receivables	98,156	10,481	39,338
Provision for post-retirement benefits	146,968	170,670	200,603
Provision for operating lease aircraft return condition check	150,390	446,289	618,556
Impairment loss	888,419	227,456	2,976,678
Interest income	(120,161)	(96,849)	(89,275)
Interest expenses	1,821,870	1,978,550	2,328,147
Gain on disposal of an associate and available-for-sale financial assets	-	-	(13,557)
Gain on contribution to a jointly controlled entity	-	(31,620)	-
Gain on disposal of a subsidiary	-	(54,441)	-
Operating profit before working capital changes	3,402,045	5,995,824	111,560

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(583,027)	(409,392)	(529,068)
Trade receivables	14,273	(478,550)	909,701
Amounts due from related companies	(147,007)	349,897	(223,112)
Prepayments, deposits and other receivables	(563,114)	(336,890)	(216,706)
Sales in advance of carriage	68,510	319,550	(197,331)
Trade payables and notes payables	1,499,352	(1,888,884)	2,006,978
Amounts due to related companies	125,327	29,571	(187,819)
Other payables and accrued expenses	1,551,923	(194,694)	1,901,892
Other long-term liabilities	23,627	(74,081)	(431,956)
Provision for operating lease aircraft return condition check	(67,762)	-	(41,448)
Staff housing allowances	(35,361)	(76,381)	(100,428)
Post-retirement benefit obligations	(61,986)	(89,227)	(90,145)
Operating lease deposits	(86,555)	(3,909)	30,348
	1,738,200	(2,852,990)	2,830,906
Cash generated from operations	5,140,245	3,142,834	2,942,466

(b)	Non-cash transactions

	Year ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Investing activities not affecting cash:
Sale and leaseback of aircraft	7,940,164	-	-
Finance lease obligations incurred for acquisition of aircraft	2,350,978	8,395,965	7,964,792

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	Commitments

(a)	Capital commitments

The Group had the following capital commitments:

	2007	2008
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft, engines and flight equipment	50,852,865	52,533,736
- Other property, plant and equipment	353,771	130,180
	51,206,636	52,663,916
Authorized but not contracted for:
- Other property, plant and equipment	11,326,338	5,235,712
	11,326,338	5,235,712
	62,532,974	57,899,628

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	2007	2008
	RMB’000	RMB’000
Within one year	17,127,081	8,852,380
In the second year	15,056,943	13,174,190
In the third year	13,960,033	9,051,539
In the fourth year	2,531,964	9,224,482
Over four years	2,176,844	12,231,145
	50,852,865	52,533,736

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2007	2008
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	2,527,072	2,671,355
In the second year	2,331,741	2,330,080
In the third to fifth year inclusive	4,991,164	4,598,624
After the fifth year	5,341,362	4,100,560
	15,191,339	13,700,619
Land and buildings
Within one year	87,410	202,540
In the second year	50,683	124,643
In the third to fifth year inclusive	40,888	325,423
After the fifth year	29,846	2,398,361
	208,827	3,050,967
	15,400,166	16,751,586

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 59.67% of the Company’s shares as at December 31, 2008. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the “SOEs”).

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

The other related party transactions are:

		Income/ (expense or payments)
Nature of transaction	Related party	2007	2008
		RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.36% per annum (2007: 0.72% per annum)	EAGF*	9,717	30,766

Interest expense on loans at rate of 4.87% per annum (2007: 5.42% per annum)	EAGF*	(33,590)	,(22,267)

Ticket reservation service charges for utilization of computer reservation system	Travel Sky Technology Limited	(241,161)	(241,206)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	SDATC*	(9,220)	(610)
	Shanghai Tourism (HK) Co., Ltd	(6)	(1,696)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC*	(34,643)	(47,257)

Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(56,764)	(64,653)
	STA	(100,270)	(131,081)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd	(243,895)	(267,117)
	Yunnan Eastern Air Catering Investment Co., Ltd.	(37,782)	(40,836)
	Xian Eastern Air Catering Investment Co., Ltd.	(28,780)	(36,526)
	Qingdao Eastern Air Catering Investment Co., Ltd	(20,101)	(27,480)

Disposal of a subsidiary	CEA Holding	461,916	-

Disposal of an associate	CEA Holding	-	32,972

Advertising expense	CAASC	(14,370)	(3,595)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2007	2008
		RMB’000	RMB’000
Automobile maintenance fee	CEA Development Co. Ltd	(18,754)	(23,595)

Land and building rental	CEA Holding	(55,399)	(55,399)

Purchase of other fixed assets	CEA Northwest Co. Ltd	(67,305)	-

* EAGF is a 25% owned associate of the Group; SDATC and EAIEC are both 45% owned associates of the Group.

		Income/ (expense or payments)
Nature of transaction	Related party	2007	2008
		RMB’000	RMB’000
With CAAC and its affiliates:

Civil aviation infrastructure levies paid	CAAC	(781,613)	(769,849)

Aircraft insurance premiums paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	(136,875)	(134,176)

With other SOEs:

Take-off and landing fee charges	State-controlled airports	(4,152,888)	(4,323,382)

Purchase of aircraft fuel	State-controlled fuel suppliers	(11,120,186)	(14,020,301)

Ticket reservation service charges for utilizations of computer reservation system	Travel Sky Technology Limited	(241,161)	(241,206)

Interest income on deposits at an average rates of 0.36% per annum (2007: 0.72% per annum)	State-controlled banks	15,411	14,778

Interest expense on loans at an average rate of 5.96% per annum (2007: 5.47% per annum)	State-controlled banks	(1,406,812)	(1,872,553)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2007	2008
		RMB’000	RMB’000
Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	Other PRC airlines	(70,285)	(65,832)

Supply of food and beverages	Other state-control enterprises	(511,766)	(567,071)

(b)	Balances with related companies

(i)	Amounts due from related companies

Company	2007	2008
	RMB’000	RMB’000
SDATC	16,378	9,714
Shanghai Tourism (HK) Co., Ltd	2,914	4,020
EAIEC	26,166	181,788
Other related companies	19,997	12,767
Total	65,455	208,289

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

Company	2007	2008
	RMB’000	RMB’000
EAIEC	(470,349)	(241,560)
CEA Holding	(40,214)	(69,497)
Shanghai Eastern Airlines Catering Co. Ltd.	(60,718)	(46,580)
Yunnan Eastern Air Catering Investment Co., Ltd.	(488)	(665)
CAASC	(2,550)	(164)
CEA Northwest	(64,895)	-
Other related companies	(32,379)	(54,660)
Total	(671,593)	(413,126)

Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Balances with related companies (continued)

(iii)	Short-term deposits and short-term loans with an associate

	Average interest rate
	2007	2008	2007	2008
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables)
“EAGF”	0.7%	0.4%	408,151	1,202,892
Short-term loans (included in Borrowings)
“EAGF”	5.3%	4.3%	260,351	295,181

(iv)	State-controlled banks and other financial institutions

	Average interest rate
	2007	2008	2007	2008
			RMB’000	RMB’000
Bank deposits (included in cash and cash equivalents)	0.7%	0.4%	845,719	1,762,245
Long-term bank borrowings	5.7%	5.3%	13,062,353	14,577,150

(c)	Guarantees by holding company

As at December 31, 2008, bank loans of the Group with an aggregate amount of RMB357 million (2007: RMB1,008 million) were guaranteed by CEA Holding (Note 31).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

45.	CONTINGENT LIABILITIES

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on November 21, 2004, sued the Company in a U.S. court for compensation. On July 5, 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. On February 20, 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on May 6, 2008. The plaintiff filed a second motion to lift the stay on July 10, 2008. On August 27, 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on February 26, 2009, dismissing the appeal of the plaintiff and affirming the original order. On March 16, 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation. As at December 31, 2008, the Group was not involved in any other litigation, arbitration or claim of material importance.

46.	POST BALANCE SHEET EVENT

On January 15, 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (the “Finance Company”) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement, pursuant to which, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company.

On January 19, 2009, the Company obtained a two-year credit facility of RMB10 billion from Shanghai Pudong Development Bank.

On February 13, 2009, the Company obtained a three-year credit facility of RMB15 billion from Agricultural Bank of China.

On February 26, 2009, the Company convened an extraordinary general meeting of A and H Share Shareholders in which the special resolution in relation to the approval of the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to China Eastern Air Holding Company and the issuance of 1,437,375,000 new H Shares at subscription price of approximately RMB1,437 million to CES Global Holdings (Hong Kong) Limited was passed. On May 13, 2009, the issuance of A Share was conditional approved by the Public Offering Review Committee of China Securities Regulatory Commission (“CSRC”). On May 19, 2009, CSRC approved the issuance of new H Shares. As of May 31, 2009, the Company has not received the subscription price from either CEA Holding or CES Global because some necessary consents, approvals or authorizations from the governmental authorities or other third parties for the subscriptions, including but not limited to the final approval from CSRC, have not been obtained. If any of the subscriptions is not approved (including but not limited to the approvals from the shareholders or CSRC), the other subscription will automatically be terminated.

On March 16, 2009, the Company obtained a three-year credit facility of RMB11 billion from Construction Bank of China.

On April 28, 2009, the Company obtained a one-year credit facility of RMB20 billion from Bank of China.

On April 30, 2009, the Company entered into sale-and-lease-back agreements of two Airbus A340 series aircraft at consideration of approximately RMB590 million.