Form 20-F
period 2009-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2010-06-24
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Kong Gang San Lu, Number 88,
Shanghai, 200335
People's Republic of China
Tel: (8621) 6268-6268
Fax: (8621) 6268-6116
(Address and Contact Details of the Board Secretariat's Office)

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

As of December 31, 2009, 6,087,375,000 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 3,494,325,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited.

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

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

For the purpose of this Annual Report, references to The People’s Republic of China, China and the PRC do not include Hong Kong, Taiwan, or the Macau Special Administrative Region of China, or Macau.

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

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “may”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	any changes in the regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne- kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.                  Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.                  Offer Statistics and Expected Timetable

Not applicable.

Item 3.                  Key Information

A.           Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2007, 2008 and 2009 and the selected financial data from the balance sheets as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheets as of December 31, 2008 and 2009 and the related footnotes are included in this Annual Report.

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

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Income Statements Data:
IFRS:
Revenues	27,380	37,557	42,534	41,073	38,990
Other operating income and gains	245	424	488	672	1,288
Operating expenses	(27,562)	(40,695)	(42,894)	(56,828)	(38,456)
Operating profit / (loss)	63	(2,714)	128	(15,083)	1,821
Finance income / (costs), net	(578)	(757)	162	(267)	(1,549)
Profit / (loss) before income tax	(528)	(3,338)	378	(15,256)	249
Profit / (loss) for the year attributable to equity holders of the Company	(418)	(3,035)	379	(15,269)	169
Basic and fully diluted earnings / (loss) per share(1)	(0.09)	(0.62)	0.08	(3.14)	0.03
Basic and fully diluted earnings / (loss) per ADS	(8.58)	(62.35)	(7.78)	(313.72)	2.63

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	1,864	1,987	1,655	3,451	1,735
Net current liabilities	(25,548)	(24,588)	(26,098)	(43,458)	(28,648)
Non-current assets	52,106	51,725	57,949	62,652	64,988

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Long term borrowing, including current portion	(12,659)	(14,932)	(14,675)	(15,628)	(16,928)
Obligations under finance lease, including current portion	(10,588)	(11,949)	(16,452)	(20,809)	(19,370)
Total share capital and reserves	5,561	2,534	2,361	(13,097)	1,235

(1)
The calculation of earnings/(loss) per share is based on the consolidated profit/(loss) attributable to shareholders and the weighted average number of shares of 6,436,828,000 in issue during the year.

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi or Hong Kong dollar amounts include a U.S. dollar equivalent at the exchange rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009 of RMB6.8259=US$1.00 and HK$7.7536=US$1.00. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all.

The exchange rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8268 = US$1.00 and HK$7.7919=US$1.00 on June 4, 2010. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated based on the exchange rate in New York City for cable transfers of in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low

November 2009	6.8300	6.8255	7.7501	7.7495
December 2009	6.8299	6.8244	7.7572	7.7495
January 2010	6.8295	6.8258	7.7752	7.7539
February 2010	6.8370	6.8258	7.7716	7.7619
March 2010	6.8254	6.8270	7.7648	7.7574
April 2010	6.8275	6.8229	7.7675	7.7565
May 2010	6.8310	6.8245	7.8030	7.7626
June 2010 (up to June 4, 2010)	6.8296	6.8268	7.7935	7.7906

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2005, 2006, 2007, 2008 and 2009, calculated by averaging the exchange rates on the last day of each month during the relevant year:

	RMB per US$1.00	HK$ per US$1.00

2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8307	7.7513

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2009, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Selected Airline Operating Data:
Capacity:
ATK (millions)	8,751.5	11,065.6	12,085.9	11,642.2	12,505.5
ASK (millions)	52,427.9	70,468.3	77,717.2	75,964.3	84,456.4
AFTK (millions)	4,033.0	4,723.4	5,091.3	4,805.4	4,904.5
Traffic:
Revenue passenger-kilometers (millions)	36,380.6	50,271.9	57,182.6	53,785.3	60,942.1
Revenue tonne-kilometers (millions)	5,395.2	6,931.0	7,713.9	7,219.0	7,908.7
Revenue passenger tonne-kilometers (millions)	3,243.7	4,487.0	5,099.8	4,798.9	5,434.5
Revenue freight tonne-kilometers (millions)	2,151.5	2,444.0	2,614.1	2,420.1	2,474.2
Kilometers flown (millions)	287.7	434.6	478.1	467.0	515.2
Hours flown (thousands)	467.8	678.3	756.0	755.2	838.3
Number of passengers carried (thousands)	24,290.5	35,039.7	39,161.4	37,231.5	44,043.0
Weight of cargo carried (millions of kilograms)	775.5	893.2	940.1	889.5	943.9

	Year Ended December 31,
	2005	2006	2007	2008	2009
Average distance flown (kilometers per passenger)	1,497.7	1,434.7	1,460.2	1,444.6	1,383.7
Load Factor:
Overall load factor (%)	61.7	62.6	63.8	62.0	63.2
Passenger load factor (%)	69.4	71.3	73.6	70.8	72.2
Break-even load factor (based on ATK) (%)	66.0	71.1	67.7	90.7	66.0
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.57	0.61	0.62	0.62	0.54
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.31	2.30	2.10	2.21	1.67
Average yield (passenger and cargo revenue/ tonne- kilometers)	4.79	5.20	5.27	5.38	4.67
Unit cost (operating expenses/ATK)	3.16	3.70	3.57	4.88	3.08

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Risks Relating to the PRC

Changes in the Economic Policies of the PRC Government may materially and adversely affect our financial condition and results of operations.

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

Foreign exchange regulations in the PRC may affect our ability to pay any dividends or to satisfy our foreign exchange liabilities.

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce, or MOC, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC Government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends, if any, or satisfy our foreign exchange liabilities.

Fluctuations in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC Government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.9% in 2007 and 7.0% in 2008. There was no material appreciation of the value of Renminbi against the U.S. dollar in 2009. In May 2007, the PRC Government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the PRC Government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

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

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

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

Uncertainties embodied in the PRC legal system may limit certain legal protection available to investors.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC Government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that may limit the legal protection available to investors.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

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

Our operations are dependent on Chinese aviation infrastructure, which is currently under development and may be insufficient.

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

Our results of operations tend to be volatile and fluctuate due to seasonality.

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group’s flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume.  In particular, the Group’s airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.  As a result, the Company’s results tend to be volatile and subject to rapid and unexpected change.

Limitations on foreign ownership of PRC airline companies may affect our access to capital markets finding or business opportunities.

The current CAAC policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a Chinese airline company. As of December 31, 2009, approximately 30.99% of our total outstanding shares were held by non-Chinese, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC).  As a result, our access to international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

Any jet fuel shortages or any increase in domestic or international jet fuel prices may materially and adversely affect our financial condition and results of operations.

The availability and cost of aviation fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policies, the rapid growth of the economies of certain countries, including China and India, the levels of inventory carried by industries, the amounts of reserves built by governments, disruptions to production and refining facilities and weather conditions. These and other factors that impact the global supply and demand for aviation fuel may affect our financial performance due to its sensitivity to fuel prices.

Fuel costs constitute a significant portion of our operating costs and, in 2009, accounted for approximately 31.9% of our operating expenses. From 2008 to 2009, our fuel expenses decreased by 33.7%, partially as a result of a decline in weighted average domestic and international fuel prices. From 2008 to 2009, the weighted average fuel prices that we paid decreased by approximately 38.6%. However, domestic and international fuel prices increased at the end of 2009 through the first quarter of 2010 before declining in the second quarter of 2010 and we cannot assure you that fuel prices will not further increase in the future. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future.

We operate in a highly competitive industry.

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic markets, we compete against all airline companies that have the same routes, including smaller domestic airline companies that operate with costs that are lower than ours. In our regional and international markets, we compete against international airline companies that have significantly longer operating histories, greater name recognition, more resources or larger sales networks than we do, or utilize more developed reservation systems than ours. See the section headed “Item 4. Information on the Company — Business Overview — Competition” for more details. The public’s perception of the safety records of Chinese airlines also materially and adversely affects our ability to compete against our international competitors. In response to competition, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may do the same in the future. Increased competition and pricing pressures from competition may have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Company

The global recession could continue to weaken demand for air travel.

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of the domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of the global and local economies, low unemployment levels, strong consumer confidence levels and the availability of consumer and business credit. In 2008 and 2009, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which led to a reduction in economic activity.  As a result, we continued to experience significantly weaker demand for air travel, especially internationally, in 2009. To respond to this external environment, we reduced our international flights and reallocated our capacity by focusing more on the domestic market. Demand for air travel could continue to fall if the global economic recession continues, and overall demand may fall much lower than our ability to  reduce capacity.  Although the PRC government instituted certain initiatives in 2008 and 2009 in response to the slowdown in the PRC economy, the rapid increase in liquidity in the market as a result of fiscal stimulus measures resulted in the PRC government recently implementing a number of measures to control such increase, including raising interest rates, in the second quarter of 2010.  These factors and any further declines in economic activity may lead us to further reduce domestic or international capacity, which would have a material adverse effect on our revenues, results of operations and liquidity.

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

We utilize fuel hedging arrangements which may result in losses.

As a form of protection against potential spikes in fuel price, we from time to time hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. For the years ended December 31 2008 and 2009, we hedged 41.6% and 52.6% of our annual fuel consumption, respectively. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Our indebtedness and other obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt and other obligations, and will continue to have a substantial amount of debt and other obligations in the future. As of December 31, 2009, our total liabilities were RMB70,175 million and our accumulated losses were RMB17,913 million. As of the same date, our current liabilities exceeded our current assets by RMB28,648 million. Our total bank borrowings amounted to RMB25,335 million and our short-term bank loans outstanding totaled RMB8,407 million as of December 31, 2009. In addition, we added a total of 21 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including ten A320 aircraft, seven B737-700 aircraft and four B737-800 aircraft in 2009. See the section headed “Item 4. Information on the Company — Property, Plant and Equipment — Fleet.” Our substantial indebtedness and other obligations could materially adversely affect us in our business and operations, including requiring us to dedicate additional cash flow from operations to the payment of principal and interest on indebtedness, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage when compared to competitors that have less debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us and affecting our ability to satisfy payment of our existing indebtedness and other obligations under our indebtedness. In addition, as a result of our significant amount of debt, a decrease in our revenues could result in a disproportionately greater percentage decrease in our earnings.

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

We may not be able to secure future financing at terms acceptable to us or at all.

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2009, we had total credit facilities of RMB50.9 billion from certain banks, and expect to roll over these bank facilities in future years if required. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained, sometimes with the assistance of the CAAC, guarantees from reputable Chinese banks in respect of payments under our foreign loan and capital lease obligations. Although we have secured financing for our aircraft scheduled for delivery in 2010, we are still in the process of obtaining financing for some of aircraft we have scheduled for delivery in future years. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. The unavailability of the credit facilities or guarantees from reputable Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financings or other additional financing on acceptable terms. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operating or other sources to acquire the aircraft.

Our ability to obtain financing may also be impaired by our financial position, our leverage and our credit rating. In addition, factors beyond our control, such as recent global market and economic conditions, volatile oil prices, and the tightening of credit markets may result in a diminished availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all. If we were unable to obtain financing for a significant portion of our capital requirements, our ability to expand our operations, purchase new aircraft, pursue business opportunities we believe to be desirable, withstand a continuing or future downturn in our business, or respond to increased competition or changing economic conditions may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest cost associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility.

Our controlling shareholder, CEA Holdings, holds a majority interest in our Company, and its interests may not be aligned with other shareholders.

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds 50.42% of our Company’s equity interests on behalf of the PRC Government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC Government as the ultimate controlling person of our Company and most of the other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our Company.

As a controlling shareholder, CEA Holding has the ability to exercise a controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

•	mergers or other business combinations;

•	the acquisition or disposition of assets;

•	the issuance of any additional shares or other equity securities;

•	the timing and amount of dividend payments; and

•	the management of our Company.

Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations.

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. We renew our insurance policies on a yearly basis and are currently insured through November 30, 2010. However, if the insurance carriers further reduce the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.

We may not obtain or be allocated sufficient direct flights between mainland China and Taiwan, which may adversely affect our business and results of operations.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 regular direct flights per week in 2009 and 2010. China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 31 cities in 2010, while flight destinations in Taiwan continue to include eight cities. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. While we have currently been allocated 42 of the approximately 270 regular direct flights per week and are one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We engage in related party transactions, which may result in conflict of interests.

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

We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our operations and financial condition.

We may from time to time expand our business through acquisitions of airline companies or airline-related businesses.

For example, we acquired certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in 2005 as well as equity interests in CEA Wuhan in 2006. In addition, we entered into an agreement with Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines.  On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines and Shanghai Airlines became a wholly-owned subsidiary of our Company.  We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption.  See “Item 4.  Information on the Company” for details.

Such acquisitions involve uncertainties and a number of risks, including:

•
difficulty with integrating the assets, operations and technologies of the acquired airline companies or airline-related businesses, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

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

We cannot assure you that we will not have difficulties in assimilating the operations, technologies, services and products of newly acquired companies or businesses. Moreover, the successful integration of Shanghai Airlines into our Company depends significantly on integrating the pre-absorption Shanghai Airlines employee groups with our employee groups and on maintaining productive employee relations. In the event that we are unable to efficiently and effectively integrate newly acquired companies or airline-related businesses into our Company, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADRs.

We are required under relevant United States securities rules and regulations to disclose in the reports that we file or submit under the Exchange Act to the United States Securities and Exchange Commission, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal control over financial reporting as of the end of the fiscal year.  Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting.  Our management concluded that our internal controls over financial reporting was effective as of December 31, 2009.  However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to a decline in investor confidence in the reliability of our financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our market performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

We are currently involved in legal proceedings, the outcome of which is uncertain.

On November 21, 2004, a CRJ-200 Bombadier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC.. In February  2009,  the Court of Appeal of California  dismissed the plaintiffs’ appeal  and affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. Legal documents including summons, prosecution notifications and others have been served on the Company, although the trial has not yet begun as of the date of this Annual Report. We cannot assure you that the court will rule in favor of our Company with respect to the procedure or substance of the litigation.

Any failure or disruption of our computer, communications, flight equipment or other technology systems could have an adverse impact on our business operations, profitability, reputation and customer services.

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

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect the Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The CAAC has also implemented increased security measures in relation to the potential threat of terrorist attacks.  Terrorist attacks, even if not made directly towards us or on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect us and the airline industry.  In addition, potential or actual terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and revenue per revenue passenger kilometer.

Any adverse public health developments, including SARS, avian flu, or influenza A (H1N1), or the occurrence of natural disasters may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

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

Natural disasters, such as earthquakes, snowstorms, floods or volcanic eruptions such as that of Eyjafjallajökull in Iceland in April and May of 2010 may disrupt or seriously affect air travel activity. Any period of sustained disruption to the airline industry may have a material adverse effect on our business, financial condition and results of operations.

Impairments charges for property plant and equipment may have a material adverse effect on our financial position and results of operations.

In accordance with the relevant accounting standards, we are required to test certain of our intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. In addition, we are required to test certain of our tangible assets for impairment if conditions indicate that an impairment may have occurred.  In determining the recoverable amounts of the related assets, our management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values. After assessing the fair value less costs to sell as of the balance sheet date which was primarily determined by reference to estimated market value, we made an additional impairment loss of RMB35 million against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale”.

We may recognize additional impairments in the future due to, among other factors, extreme fuel price volatility, tight credit markets, a decline in the fair value of certain tangible or intangible assets, unfavorable trends in historical or forecasted operating or cash flow losses and the uncertain economic environment, as well as other uncertainties. We cannot guarantee that a material impairment charge of tangible or intangible assets will not occur in any future period. The value of our aircraft could be adversely affected in future periods by changes in the market for these aircraft.  An impairment charge could have a material adverse effect on our financial position and result of operations in the period of recognition.

Item 4.                  Information on the Company

A.           History and Development of the Company

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hongqiao Road, Hongqiao International Airport, Shanghai, China, 200335, and our mailing address is Kong Gang San Lu, Number 88, Shanghai, 200335, China. The telephone number of our principal executive office is (86-21) 6268-6268 and the fax number for the Board Secretariat’s office is (86-21) 6268-6116. We currently do not have an agent for service of process in the United States.

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2009, our Company’s total revenue from core operations accounted for approximately 94.4% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of May 20, 2010:

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. For information regarding our share capital structure, see “Item 10.B Memorandum and Articles of Association – Description of Shares.” In addition, dividends on the A Shares are payable in Renminbi.

Since our initial public offering, we have expanded our operations through acquisitions and joint ventures. In July 1998, our Company and China Ocean Shipping (Group) Company jointly established China Cargo Airlines Co., Ltd., which specializes in the air freight business. In addition, we purchased from EA Group the assets and liabilities relating to airline operations of China General Aviation Company. China General Aviation Company was based in Shanxi Province in China and served primarily the northern region of China. Moreover, we completed our acquisition of Air Great Wall in June 2001 and established our Ningbo Branch following the acquisition. Air Great Wall was based in Ningbo, Zhejiang Province in China and served primarily the southeastern region of China.

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

Pursuant to the CAAC’s airline industry restructuring plan, EA Group merged with Yunnan Airlines Company and China Northwest Airlines Company and formed CEA Holding in October 2002. Yunnan Airlines Company and China Northwest Airlines Company were restructured as wholly-owned subsidiaries of CEA Holding after the merger and renamed as China Eastern Air Yunnan Company, or CEA Yunnan, and China Eastern Air Northwest Company, or CEA Northwest, respectively. CEA Northwest is based in Xi’an, Shaanxi Province in China and serves primarily the southwestern region of China.

In order to further expand our business and enhance our market competitiveness, we acquired from CEA Holding certain selected assets and liabilities relating to the aviation businesses of CEA Yunnan and CEA Northwest on May 12, 2005. The certain selected assets acquired by our Company included aircraft, engines and aviation equipment and facilities, certain employees and operating contracts, and other fixed and current assets (whether owned or leased assets). We assumed and took over the aviation operations and businesses previously carried out by CEA Yunnan and CEA Northwest in accordance with the Acquisition Agreement. The air routes of CEA Yunnan and CEA Northwest were also injected into our Company with such assets and liabilities.

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

On December 10, 2008, we entered into an A Share Subscription Agreement with CEA Holding for CEA Holding to subscribe for new A shares to be issued by our Company, and entered into an H Share Subscription Agreement CES Global for CES Global to subscribe for new H shares to be issued by our Company. Both of these agreements were amended on December 29, 2008. Under the amended agreements, we agreed to issue 1,437,375,000 new A shares to CEA Holding and 1,437,375,000 new H shares to CES Global for an agreed-upon subscription price. On February 26, 2009, we received the approval for the non-public issuances of the A and H shares in a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders. We completed the issuances of 1,437,375,000 new A Shares to CES Holding and 1,437,375,000 new H shares to CES Global on June 25, 2009 and June 26, 2009, respectively.  See “Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding and CES Global.”

On July 10, 2009, our Board approved an issuance of 1,350,000,000 new A shares of the Company to a limited number of specific investors, including CEA Holding, and the issuance of 490,000,000 new H shares of the Company to CES Global. The issuances of the A shares and H were completed on December 23, 2009 and December 10, 2009, respectively.  See ““Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding and CES Global.”

On July 10, 2009, we entered into an absorption agreement with Shanghai Airlines in relation to the proposed acquisition of Shanghai Airlines. The proposed acquisition was approved in a shareholders meeting of our Company on October 9, 2009. On December 30, 2009, we received approval of our proposed acquisition of Shanghai Airlines from the CSRC. On January 28, 2010, we issued 1,694,838,860 A shares to the shareholders of Shanghai Airlines in exchange for all existing issued shares of Shanghai Airlines, and as a result, Shanghai Airlines is now a wholly-owned subsidiary of our Company. As two airline carriers both based in Shanghai with overlapping route operations, we believe that our acquisition of Shanghai Airlines will strengthen our market positioning in the growing air transportation market in China through cost synergies, the creation of economies of scale and improved optimization of route plans, flight schedules and route networks. In addition, we expect the improved operational efficiency and our increased competitiveness resulting from the combination of our Company and Shanghai Airlines will facilitate the promotion of Shanghai as a vital transportation hub in the international air transportation market. For information regarding the carrying amount and fair value of assets and liabilities of Shanghai Airlines as of January 28, 2010, see “Item 8B. Significant Post Financial Statement Events.”

The table below sets forth details of our operating fleet since 2006 and planned additions for the years 2010 and 2011:

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions
	2006		2007		2008		2009		2010	2011
A340-600	5	—	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	5	—	—	—
A330-300	—	7	5	7	5	7	8	7	—	—
A330-200R	—	3	1	3	1	3	2	3	—	3
A300-600	9	—	8	—	8	—	7	—	—	—
A321	6	—	10	—	10	—	15	—	—	—
A320	37	26	39	26	39	26	57	26	14	11
A319	3	10	5	10	5	10	5	10	—	—
MD-90	9	—	9	—	9	—	9	—	—	—
B737-800	—	7	—	7	—	7	4	9	2	1
B737-700	14	15	16	15	16	15	24	15	4	1
B737-300	13	10	16	7	16	7	16	1	—	—
B767-300	3	—	3	—	3	—	3	—	—	—
EMB145	7	—	10	—	10	—	10	—	—	—
CRJ-200	5	—	5	—	5	—	5	—	—	—
A300F	1	1	2	—	2	—	3	—	—	—
B747F	1	2	2	1	2	—	2	—	—	—
MD-11F	6	—	6	—	—	6	—	6	—	—

Total	205	81	223	76	159	81	180	77	20	16

B.           Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue tonne-kilometers and number of passengers carried in 2009, and is the primary air carrier serving Shanghai, China’s eastern gateway and largest city. As of December 31, 2009, we accounted for approximately 18.6% of the total commercial air traffic (as measured in revenue tonne-kilometers, or RTKs) handled by Chinese airlines. We operate primarily from Shanghai’s Hongqiao International Airport and Pudong International Airport. In 2009, in terms of flight take-off and landing statistics, our flights accounted for 37.0% and 28.2% of all the flight traffic at Hongqiao International Airport and Pudong International Airport, respectively. In 2009, we accounted for approximately 32.0% of the total passenger traffic volume and 19.0% of the total freight volume on routes to and from Shanghai. In 2009, we were ranked by the CAAC the most punctual Civil Aviation Operator in China for the second consecutive year.

Compared to 2008, our traffic volume (as measured in RTKs) increased by 9.55% from 7,219 million in 2008 to 7,909 million in 2009. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased from 53,785 million in 2008 to 60,942 million in 2009, or 13.3%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 2.2% from 2,420 million in 2008 to 2,474 million in 2009.

In order to develop our business, we passed a resolution on June 13, 2009 proposed by CEA Holding to expand our scope of business to include "insurance agency services". We began providing agency services to assist passengers in purchasing travel insurance in the first half of 2010, and expect to receive a portion of the insurance payment as payment for our agency services.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2009:

	2007	2008	2009
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)

Traffic revenues
Passenger	31,238	27,875	31,436
Cargo and mail	4,279	3,772	3,017
Fuel surcharges	5,147	7,197	2,472
Total traffic revenues	40,664	38,844	36,925

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2009:

	2007	2008	2009

Passenger Traffic (in RPKs) (millions)	57,183	53,785	60,942
Domestic	35,492	35,352	44,376
Regional (Hong Kong, Macau and Taiwan)	3,305	3,058	2,573
International	18,386	15,375	13,994

Passenger Capacity (in ASKs) (millions)	77,717	75,964	84,456
Domestic	46,166	47,588	59,235
Regional (Hong Kong, Macau and Taiwan)	5,075	4,562	3,835
International	26,476	23,814	21,386

	2007	2008	2009

Passenger Yield (RMB)	0.62	0.62	0.54
Domestic	0.61	0.61	0.54
Regional (Hong Kong, Macau and Taiwan)	0.65	0.64	0.63
International	0.61	0.66	0.51

Passenger Load Factor (%)	73.58	70.80	72.16
Domestic	76.88	74.29	74.91
Regional (Hong Kong, Macau and Taiwan)	65.12	67.02	67.08
International	69.44	64.56	65.43

The primary focus of our business is the provision of domestic, regional and international passenger airline services. In 2009, we operated approximately 6,894 scheduled flights per week (excluding charter flights), serving a route network that covers 146 domestic and foreign cities in 21 countries.

In 2009, we operated approximately 5,797 domestic flights per week. Our domestic routes generated approximately 73.3% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 304 flights per week to and from Hong Kong, originating from Shanghai and 17 other major cities in eastern, northern and western China. In addition, we operated approximately 42 flights per week between mainland China and Taiwan. Our regional routes accounted for approximately 5.0% of our passenger revenues in 2009.

In 2009, we operated approximately 752 international flights per week, serving 49 cities in 20 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. In 2009, we introduced the Hefei - Taipei, Nanchang - Taipei (Sonshan), Ningbo - Taipei, Qingdao - Taipei, Yancheng - Hong Kong, Shanghai - Shizuoka and Wuhan - Shanghai - Fukuoka routes. Revenues derived from our operations on international routes accounted for approximately 21.7% of our passenger revenues. Revenues derived from our operations to and from Japan accounted for approximately 7.0% of our passenger revenues and approximately 32.2% of our international passenger revenues in 2009.

Most of our international and regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hongqiao International Airport and Pudong International Airport. Most of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong International Airport is located approximately 30 kilometers from the central business district of Shanghai.

We have moved our operations at Hongqiao International Airport to the newly-constructed terminal two of Hongqiao International Airport since March 16, 2010.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively.  With Shanghai as our main hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. The provincial hubs also enable us to provide convenient connections for passengers on flights to and from Shanghai. Aircraft used for regional operations are mainly maintained by us on site at the hubs, and our sales offices are also based at each provincial hub. In addition, we will continue to develop our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively. We will also focus on major cities, such as Nanjing, Hangzhou, Ningbo, Qingdao and other coastal cities in eastern China, to help increase our market share.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2009:

	Year Ended December 31,
	2007	2008	2009

Cargo and Mail Traffic (in RFTKs) (millions)	2,614	2,420	2,474
Domestic	609	622	733
Regional (Hong Kong, Macau and Taiwan)	118	111	85
International	1,888	1,687	1,656

Cargo and Mail Capacity (in AFTKs) (millions)	5,091	4,805	4,904
Domestic	1,228	1,375	1,769
Regional (Hong Kong, Macau and Taiwan)	274	278	214
International	3,589	3,152	2,921

Cargo and Mail Yield (RMB)	2.10	2.21	1.67
Domestic	0.97	1.26	1.13
Regional (Hong Kong, Macau and Taiwan)	4.49	4.42	4.13
International	2.31	2.42	1.78

Cargo and Mail Load Factor (%)	51.34	50.36	50.45
Domestic	49.55	45.21	41.43
Regional (Hong Kong, Macau and Taiwan)	42.91	39.79	39.74
International	52.60	53.54	56.69

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

The development of cargo operations is an important part of our Company’s growth strategy. We have six MD-11F freight aircraft under operating leases for cargo and mail operations. We also have three Airbus A300-600R as well as two Boeing 747-400ER freighters for our cargo operations in 2009.

Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2009:

	2007	2008	2009
	(millions of RMB)	(millions of RMB)	(millions of RMB)

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	24,134	24,333	26,888
Regional (Hong Kong, Macau and Taiwan)	2,695	2,474	1,947
International	15,705	14,265	10,155
Total	42,534	41,072	38,990

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfare, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although China’s airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

•	whether to apply for any route;

•	the allocation of aircraft among routes;

•	the airfare pricing for the international and regional passenger routes;

•	the airfare pricing within the limit provided by the CAAC for the domestic passenger routes;

•	the acquisition of aircraft and spare parts;

•	the training and supervision of personnel; and

•	many other areas of day-to-day operations.

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

The CAAC and the National Development and Reform Commission, or NDRC, jointly publish the pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for most domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan. Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher and 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the NDRC will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the NDRC for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. The CAAC and NDRC issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which airlines may set first-class and business-class airfares in accordance with market prices, subject to the relevant PRC laws. Such pricing must be filed 30 days before effectiveness with the CAAC and NDRC. We expect that, as this and other reforms continue into 2010, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

Under the PRC Civil Aviation Law, maximum airfares on Regional and international routes are set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, airfares are set by the airlines themselves or by the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international airfares. Discounts are permitted on regional and international routes. For the airline industry in China as a whole, the airfare per kilometer is substantially higher for regional and international routes than for domestic routes.

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

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and CAAC from 2006 to 2008. Since the second half of 2008, international crude oil prices have decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel (the “Notice) by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines at their discretion to the extent of the stipulated scope instead charged unified. This Notice also set forth the specific charging standards of fuel surcharges.

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

The civil aviation infrastructure levy was paid to the Ministry of Finance and refunded again from July 1, 2008 to June 30, 2009, according to one of the ten measures announced by the CAAC in December 2008 in response to the global economic downturn. The refunded levy for China’s aviation industry will amount to approximately RMB4,000 million in total. The ten measures also include measures to enhance safety, reduce taxes, invest in infrastructure and optimize the airspace and air routes.

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot aggregately hold a majority of our total outstanding shares. As of December 31, 2009, approximately 30.99% of our total outstanding shares are held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC).

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

There are currently a total of 34 Chinese airlines (25 for passenger and nine for cargo) in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 250 routes and has a fleet of at least 250 jet aircraft. As of December 31, 2009, our Company, Air China and China Southern accounted for 18.6%, 23.6% and 23.7%, respectively, of the total commercial air traffic (as measured in RTKs) handled by Chinese airlines.

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. The number of airlines operating flights to and from Shanghai has increased significantly in recent years. However, we believe our recent absorption of Shanghai Airlines in early 2010 will strengthen our market positioning within the domestic market, particularly with respect to routes to and from Shanghai.

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 304 flights per week between 17 Chinese cities and Hong Kong. Cathay Pacific Airways, or Cathay, and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. The Air Transportation Arrangement signed between the PRC Government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations.

Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 between 21 cities in mainland China and eight cities in Taiwan and approximately 270 regular direct flights per week with effect from 2009 between 27 cities in mainland China and eight cities in Taiwan. China and Taiwan agreed to further increase flight destinations for air links between the two sides in mainland China to 31 cities in 2010. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected.  We currently operate flights to Taipei from Shanghai, Nanjing, Xi’an, Kunming, Wuhan, Hefei, Nanchang, Ningbo and Qingdao. In addition, through our absorption of Shanghai Airlines in 2010, we have added three additional direct routes to Taipei from Shanghai, Tianjin and Nanjing. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We previously competed with Air Macau on the Shanghai Pudong-Macau route but ceased to operate that route in October 2008. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China.

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

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We primarily compete with Air China on our passenger routes to Japan. On our Korean routes, we compete with Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Aeroflot. We compete with Air China and Qantas Airways Ltd. on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

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

Maintenance Capability

We currently perform regular repair and maintenance checks on all of our aircraft. We are able to perform D1 checks on our Boeing 737NG and Airbus A320 and C checks on Boeing 737-300, 767-300, Airbus A300-600, MD-90, CRJ-200 and EMB-145LR. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We currently employ approximately 9,411 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus Industries G.I.E., or Airbus, and Boeing Corporation, or Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc., formerly Allied Signal Inc., in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport which has the capacity to house two wide-body aircraft. Our Company and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. Our Company and Rockwell Collins International Inc. holds 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, our Company, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our Company. STA, which was established in 2004 by our Company and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services.

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

Fuel Supplies

Fuel costs represented approximately 31.9% of our operating expenses in 2009. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market.  For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2009, our fuel expenses decreased 33.7% as a result of a decline in weighted average domestic and international fuel prices. We note, however, that in the period since December 31, 2009 international fuel prices have begun to rise again and may continue to do so.

Ground Facilities and Services

The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hongqiao International Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Changbei Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo, Tianhe Airport in Wuhan, Wujiaba Airport in Kunming and Xianyang Airport in Xi’an. We own hangars, aircraft parking and other airport service facilities at these airports, and also provide ground services in these locations.  We lease from CEA Holding certain buildings at Hongqiao International Airport where our principal executive offices are located.

We have our own ground services and other operational services, such as aircraft cleaning and refueling and the handling of passengers and cargo for our operations at Hongqiao International Airport and Pudong International Airport. We also provide ground services for many other airlines that operate to and from Hongqiao International Airport and Pudong International Airport. ..

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached approximately 6.0 million in 2009. The special services hotline “95530” call center was established and came into operation in 2004.

In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides our customers with benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedited transit services at Hongqiao International Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Xi’an, Shenzhen, Chongqing, Chengdu and Harbin under internal code-sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Luggage” service in 23 cities. All of these efforts improved the quality of our transit services and, as a result, the number of passengers who used our transit services exceeded 690,000 and 1,560,000 persons/time in 2008 and 2009, respectively. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we devote efforts to flight scheduling, assurance and maintenance and enhance our non-regular services.

We have entered into code-sharing arrangements with American Airlines, Japan Airlines, Korean Airlines, Asiana Airlines, Qantas Airways, Air France, Thai Airways and China Southern Airlines. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 8,400 large and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents, we maintain overseas sales or representative offices worldwide, including North American locations such as Los Angeles, New York and Vancouver; African and European locations such as Algiers, Brussels, Frankfurt, London, Madrid, Moscow, Munich and Paris; Asia-Pacific locations such as Bangkok, Dacca, Fukuoka, Fukushima, Hiroshima, Ho Chi Minh City, Kagoshima, Kaohsiung, Kolkata, Komatsu, Kuala Lumpur, Mandalay, Matsuyama, Melbourne, Mumbai, Nagasaki, Nagoya, New Delhi, Niigata, Okayama, Okinawa, Osaka, Phnom Penh, Phuket, Sapporo, Seoul, Shizuoka, Siem Reap, Singapore, Sydney, Tokyo and Vientiane, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In addition, we established our Hong Kong operations division in 2005 to facilitate our marketing and sales in Hong Kong. We also established a Taipei office in May 2009 to provide administrative and support services for passengers, as well as to prepare supplies for our flight crew.

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (IATA). The IATA represents approximately 240 airlines and comprises 94% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

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

General Aviation Services and Ancillary Activities

In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold. In December 2003, we acquired 10% of SEDC’s then equity interest and 35% of CEA Holding’s then equity interest in Shanghai Dong Mei Aviation Travel Corporation Limited, a company that is primarily engaged in the business of selling air tickets, hotel reservation, travel agency and other related services.

Moreover, we derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2009, we generated net revenues of approximately RMB1,272 million from our airport ground services and cargo handling services.

We have other ancillary activities, including the provision of marketing services under China Eastern Airlines Gifting Co., Ltd., as well as investments in other industrial projects and provision consulting services under Shanghai Eastern Airlines Investment Co., Ltd. Along with CEA Holding, we also established China Eastern Real Estate Investment Co., Ltd., which is primarily engaged in the real estate business, including the development and sales of commercial premises and property leasing in Shanghai, China.

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

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which our Company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Risks Relating to the Company — Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations” for more information on our Company’s insurance coverage.

C.	Organizational Structure

See the section headed “Item 4. Information on the Company — History and Development of the Company”.

D.	Property, Plant And Equipment

Fleet

As of December 31, 2009, we operated a fleet of 257 aircraft, including 231 passenger jets, each with a seating capacity of over 100 seats, and 11 jet freighters. In 2009, we completed (i) the purchase or finance lease of a total of 21 aircraft, including ten A320 aircraft, seven B737-700 aircraft and four B737-800 aircraft; (ii) the operating lease of two B737-800 aircraft; and (iii) the surrender of the lease of six aircraft (including five B737-300 aircraft and one B737-800 aircraft). On June 15, 2009, we entered into an agreement with Airbus SAS to purchase 20 A320 Series aircraft (with engines). On December 23, 2009, we entered into an agreement with Airbus SAS to purchase 16 A330 Series aircraft (with engines). We plan to continue to expand our scale in 2010 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2009, we had a fleet of 257 aircraft, including 231 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters. The following table sets forth the details of our fleet as of December 31, 2009:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average age (in years) (1)

Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	6
A340-300	5	5	—	289	13
A330-300	15	8	7	300	3
A330-200	5	2	3	264	3
A300-600R	7	7	—	274	15
B767-300	3	3	—	263	13
Narrow-body:
MD-90	9	9	—	157	12
A321	15	15	—	177	3
A320	83	57	26	158	7
A319	15	5	10	122	7
Boeing 737-800	13	4	9	165	5
Boeing 737-700	39	24	15	134	6
Boeing 737-300	17	16	1	145	13
EMB 145LR	10	10	—	50	3
CRJ-200	5	5	—	50	8
Total Passenger Aircraft:	246	175	71	—	—

Cargo Aircraft:
MD-11F	6	—	6	—	17
A300-600R	3	3	—	—	20
B747-400ER	2	2	—	—	3
Total Cargo Aircraft:	11	5	6	—	—
Total Fleet	257	180	77	—	—
 (1)          The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.4 hours in 2009, representing an increase of 0.3 hours compared to 2008. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2009:

	2007	2008	2009
		(in hours)
Wide-body:
A340-600	13.7	10.9	11.8
A340-300	11.7	9.5	8.9
A330-300	9.6	8.9	9.4
A330-200	14.2	13.3	12.6
A300-600	9.3	7.9	7.5
B767-300	10.1	7.7	9.7
Narrow-body:
MD-90	7.7	5.6	6.3
A321	9.6	9.1	9.8
A320	9.8	9.3	9.8
A319	10.0	9.3	9.0
Boeing 737-800	10.6	9.8	10.3
Boeing 737-700	10.0	9.8	10.2
Boeing 737-300	9.4	8.9	9.5
EMB 145	8.0	6.5	7.6
CRJ-200	8.5	7.8	7.3

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and A340-600 aircraft are primarily used for our routes to the United States, Europe, Korea and other international destinations, including Los Angeles, New York, London, Paris, Seoul, and Bangkok, and on major domestic routes to cities such as Dalian. Our Airbus A330 aircraft are primarily used for our Beijing-Shanghai and Singapore, Australia, India, Japan and Korea routes. Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. Our Airbus A320 aircraft are also used primarily on our Hong Kong routes. Our EMB145LR and CRJ-200 aircraft are mainly used on our regional short-distance routes.

Our MD-11F, A300-600R and B747-400ER aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated jet aircraft deliveries from 2010 to 2015 as of December 31, 2009:

	2010E	2011E	2012E	2013E	2014E	2015E	Total

Aircraft
A320	14	11	12	7	—	—	44
A330	—	3	3	6	4	—	16
B737-800	2	1	1	4	4	5	17
B737-700	4	1	2	3	5	4	19
Total	20	16	18	20	13	9	96
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

Operating Facilities

The Company (including branches) had operations on 33 parcels of land, occupying a total area of approximately 1.56 million square meters, as of December 31, 2009. The Company has obtained the land use rights certificates and building ownership certificates for certain parcels of land and, with CEA Holding’s assistance, is currently in the process of applying for the certificates with respect to the remaining parcels. Our five major holding subsidiaries, including China Cargo Airlines Co., Ltd., Eastern Jiangsu, CEA Wuhan, Eastern Logistics and Shanghai Eastern Flight Training Co., Ltd., owned and had operations on 44 parcels of land, occupying a total area of approximately 1.53 million square meters, as of December 31, 2009.

As of December 31, 2009, the Company (including branches) owned 1,322 buildings, with a total gross floor area of approximately 556,000 square meters. Our five major holding subsidiaries owned 157 buildings, with a total gross floor area of approximately 572,003 square meters as of December 31, 2009.

We have entered into lease agreements with CEA Holding and other third parties both domestically and overseas for the properties that we use to conduct our operations, which generally include leasing ticket counters, terminal space and other ancillary airport facilities. For example, we lease from CEA Holding the office buildings in Hongqiao International Airport and the properties of our Shanxi branch, Hebei branch and Northwest branch. We also have leases at other airport facilities, including Pudong Airport, Xi’an Airport, Beijing Capital International Airport and Kunming Airport in China.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 7.4%, from 11,642.2 million ATKs in 2008 to 12,505.5 ATKs in 2009, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 11.2%, from 75,964.3 million ASKs in 2008 to 84,456.4 million ASKs in 2009. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 9.6%, from 7,219 million RTKs in 2008 to 7,909 RTKs in 2009.

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

Operating Segments

Effective January 1, 2009, the Company has redefined its operating segments to present segment information in a manner that is similar to the management’s internal reporting.  The Company is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. From a service perspective and pursuant to the above re-segmentation, the Company has only one reportable operating segment, reported as “airline operations”. The comparative amounts for 2007 and 2008 have been restated to reflect this segmentation. See Note 7 to our audited consolidated financial statements.

A.	Operating Results

The following tables set forth our summary income statements and balance sheet data:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Summary Income Statements Data (IFRS)
Revenues	27,380	37,557	42,534	41,073	38,990
Other operating income and gains	245	499	488	672	1,288
Operating expenses	(27,562)	(40,795)	(42,894)	(56,828)	(38,456)
Operating profit/(loss)	63	(2,740)	128	(15,083)	1,821
Finance (costs)/income, net	(578)	(731)	162	(267)	(1,549)
Profit/(loss) before income tax	(528)	(3,338)	378	(15,256)	249
Profit/(loss) for the year attributable to equity holders of the Company	(418)	(3,035)	379	(15,269)	169
Earnings/(loss) per share attributable to equity holders of the Company (1)	(0.09)	(0.62)	0.08	(3.14)	0.03

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data
Cash and cash equivalents	1,864	1,987	1,655	3,451	1,735
Net current liabilities	(25,548)	(24,588)	(26,098)	(43,458)	(28,648)
Non-current assets	52,106	51,725	57,949	62,652	64,988
Long term borrowings, including current portion	(12,659)	(14,932)	(14,675)	(15,628)	(16,928)
Obligations under finance leases, including current portion	(10,588)	(11,949)	(16,452)	(20,809)	(19,370)
Total share capital and reserves	5,561	2,534	2,361	(13,097)	1,235

(1)
The calculation of earnings/(loss) per share is based on the consolidated profit/(loss) attributable to shareholders and the weighted average number of shares of 6,436,828,000 in issue during the year.

2009 Compared to 2008

Revenues

Our revenues decreased by 5.1% from RMB41,073 million in 2008 to RMB38,990 million in 2009 (net of the applicable PRC business tax). Revenues decreased in each of our passenger and cargo and mail business operations, due primarily to decreased average yield. In 2009, we transported a total of 44.0 million passengers, representing an increase of 18.3% from 37.2 million passengers in 2008. Our total passenger traffic (as measured in RPKs) increased by 13.3% from 53,785 million passenger-kilometers in 2008 to 60,942 million passenger-kilometers in 2009 and our total cargo and mail traffic (as measured in RFTKs) increased by 2.2% from 2,420 million freight tonne-kilometers in 2008 to 2,474 million freight tonne-kilometers in 2009.  However, our average yield for our passenger operations decreased by 12.9% from RMB0.62 per passenger-kilometer in 2008 to RMB0.54 per passenger-kilometer in 2009 primarily due to the global financial crisis, resulting in a decrease in business travel activity and the decrease in passengers on our international routes. Our average yield for our cargo and mail operations decreased by 24.4% from RMB2.2 per tonne-kilometer in 2008 to RMB1.7 per tonne-kilometer in 2009, primarily due to the global financial crisis, resulting in reduced demand for cargo and mail transportation capacity and a reduction in cargo and mail transportation prices.

This decrease was primarily due to the decrease in per-unit revenue as a result of the decrease in demand on regional and international flights resulting from the global financial crisis and the decrease in our fuel surcharge income. We suspended fuel surcharges on our domestic flights for the first half of 2009 due to a decrease in international crude oil prices during that period, but resumed fuel surcharges in November 2009.

The following chart sets forth our revenue breakdown for the years 2008 and 2009:

			2009 vs. 2008
	Year ended December 31,		Increase	% increase
	2009	2008	(decrease)	(decrease)
	(in millions of RMB)
Traffic revenues	36,925	38,844	(1,919)	(4.9)%
Passenger	32,800	33,486	(686)	(2.0)%
Passenger revenue excluding fuel surcharges	31,436	27,875	3,561	12.8%
Fuel surcharges	1,364	5,611	(4,247)	(75.7)%
Cargo and mail	4,125	5,358	(1,233)	(23.0)%
Cargo and mail revenue excluding fuel surcharges	3,017	3,772	(755)	(20)%
Fuel surcharges	1,108	1,586	(478)	(30.1)%
Others (1)	2,065	2,228	(163)	(7.3)%
Total operating revenue	38,990	41,072	(2,082)	(5.1)%
(1)  Includes ground service income, cargo handling income, commission income and others.
Note:
Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Company’s revenues for the year ended December 31, 2009 amounted to approximately RMB1,019 million (2008: RMB891 million).

Passenger revenues

Our passenger traffic revenues decreased by RMB686 million, or 2.0%, from RMB33,486 million in 2008 to RMB32,800 million in 2009, which accounted for 88.8% of our total traffic revenues in 2009. The decrease was primarily due to the decrease in fuel surcharges income as well as the lack of demand resulting from the financial crisis.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 73.3% of our total passenger traffic revenues in 2009, increased by 12.4% from RMB21,389 million in 2008 to RMB24,038 million in 2009. The increase was mainly due to the positive adjustment of our transportation capacity and the growth in, and allocation to, domestic passenger traffic capacity, which increased by 24.5% from 2008 to 2009. Compared to 2008, our domestic passenger traffic (as measured in RPKs) increased by 25.5%, from 35,352 million in 2008 to 44,376 million in 2009. The number of passengers carried on domestic routes increased by 25.0%, from 30.4 million in 2008 to 38.0 million in 2009. Our passenger-kilometers yield for domestic routes decreased from RMB0.61 per passenger-kilometer in 2008 to RMB0.54 per passenger-kilometer in 2009.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 5.0% of our total passenger traffic revenues in 2009, decreased by 17.0% from RMB1,963 million in 2008 to RMB1,630 million in 2009. This decrease was primarily due to intensified competition and a significant decrease in the demand for transportation capacity, which led to a decrease of 15.9%, from 3,058 million in 2008 to 2,573 million in 2009, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by 11.8%, from 2.1 million in 2008 to 1.9 million in 2009. Our passenger-kilometers yield for regional routes decreased from RMB0.64 per passenger-kilometer in 2008 to RMB0.63 per passenger-kilometer in 2009.

International passenger traffic revenues, which accounted for 21.7% of our total passenger traffic revenues in 2009, decreased by 29.6% from RMB10,134 million in 2008 to RMB7,133 million in 2009. This decrease was primarily due to the intensified effect of the global financial crisis on international air transportation, as a result of which we continued to reduce the number of flights on long-distance routes to Europe, the United States and other destinations. Our international passenger traffic (as measured in RPKs) decreased by 9.0% in 2009, from 15,375 million in 2008 to 13,994 million in 2009. The number of passengers carried on international routes decreased by 11.1%, from 4.7 million in 2008 to 4.2 million in 2009. Our passenger-kilometers yield for international routes decreased from RMB0.66 per passenger-kilometer in 2008 to RMB0.51 per passenger-kilometer in 2009.

Cargo and mail revenues

Cargo and mail yield decreased from RMB2.21 in 2008 to RMB1.67 in 2009 per cargo tonne-kilometer primarily due to a decrease in cargo market prices.  Our cargo and mail traffic revenues decreased by RMB1,233 million, or 23.0%, from RMB5,358 million in 2008 to RMB4,124 million in 2009, which accounted for 11.2% of our total traffic revenues in 2009. Revenue from cargo and mail traffic via bellyhold cargo space on the Company’s passenger aircraft was RMB1,725 million, which accounted for 41.8% of total freight revenue and 4.7% of total traffic revenue in 2009. The tonne-kilometers yield for cargo and mail traffic decreased by 24.4% compared to the same period in 2008. The decrease was primarily due to the financial crisis, which caused a substantial decrease in our international and regional freight transportation capacity and caused a significant decrease in our cargo and mail revenue. Although there were initial signs of recovery for the freight transportation market in the fourth quarter of 2009, it was not sufficient to offset the impact of the financial crisis on the Company's freight transportation business.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 20.0% of our total cargo and mail traffic revenues in 2009, increased by 5.5% from RMB785 million in 2008 to RMB828 million in 2009. This increase was primarily due to an increase of 14.4% in the weight of cargo and mail carried on our domestic routes from 463 million kilograms in 2008 to 530 million kilograms in 2009. Compared to 2008, our domestic cargo and mail traffic (as measured in RFTKs) increased by 17.9%, from 622 million in 2008 to 733 million in 2009. The weight of cargo and mail carried on domestic routes slightly increased by 14.4%, from 463 million kilograms in 2008 to 530 million kilograms in 2009. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.26 per tonne-kilometer in 2008 to RMB1.13 per tonne-kilometer in 2009.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 8.5% of our total cargo and mail traffic revenues in 2009, decreased by 28.4% from RMB489 million in 2008 to RMB350 million in 2009. This decrease was primarily due to a decrease of 23.4%, from 111 million in 2008 to 85 million in 2009, in our regional cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on our Hong Kong, Taiwan and Macau routes also decreased by 13.1%, from 76 million kilograms in 2008 to 66 million (as measured in RFTKs) in 2009. Our freight tonne-kilometers yield for regional routes decreased from RMB4.42 per tonne-kilometer to RMB4.13 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 71.4% of our total cargo and mail traffic revenues in 2009, decreased by 27.9% from RMB4,083 million in 2008 to RMB2,946 million in 2009, due to reduced demand for cargo and mail transportation capacity during the financial crisis, resulting in a decrease in the amount of cargo and mail carried and a decrease in cargo and mail transportation prices.  The amount of cargo and mail transported on our international routes decreased by 0.7% from 350 million kilograms in 2008 to 348 million kilograms in 2009. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB2.42 per tonne-kilometer in 2008 to RMB1.78 per tonne-kilometer in 2009.

Other revenues

We also generated revenues from other services, including airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by 7.3% from RMB2,228 million in 2008 to RMB2,065 million in 2009 due to increased competition in the logistics business.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2008 and 2009:

			2009 vs. 2008
	Year Ended December 31,		increase (decrease)	% increase (decrease)
	2009	2008
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	12,255	18,488	(6,233)	(33.7)%
Takeoff and landing charges	5,460	5,280	180	3.4%
Depreciation and amortization	5,203	4,782	421	8.8%
Salaries and related costs	5,149	4,545	604	13.3%
Office, administration and other	3,752	4,056	(304)	(7.5)%
Maintenance costs	3,019	3,273	(254)	(7.8)%
Aircraft operating lease expenses	2,518	2,735	(217)	(7.9)%
Impairment losses for assets	109	2,977	(2,868)	(96.3)%
Selling and marketing expenses	1,978	1,563	415	26.6%
Other	(987)	9,129	(10,116)	(110.8)%
Total operating expense	38,456	56,828	(18,372)	(32.3)%

Our total operating expenses decreased by 32.3% from RMB56,828 million in 2008 to RMB38,456 million in 2009 primarily due to a significant decrease in aviation fuel expenses, decrease in aircraft maintenance expenses decrease in impairment losses, decrease in aircraft operating lease rentals and a decrease in office, administrative and other expenses. Our total operating expenses as a percentage of our revenues decreased from 138.4% in 2008 to 98.6% in 2009.

Aircraft fuel expenses decreased by 33.7% from RMB18,488 million in 2008 to RMB12,255 million in 2009. This decrease was primarily due to a substantial decline of approximately 38.6% in the average price of aviation fuel. In 2009, we consumed a total of approximately 2.6 million tonnes of aviation fuel, representing an increase of 8.2% compared to 2008. Our weighted average fuel price per tonne in 2009 decreased substantially by approximately 38.6% from 2008. Aircraft fuel expenses accounted for 31.9% of our total operating expenses in 2009, as compared to 32.5% in 2008.

Changes in fair value of financial derivatives resulted in a reversal and gain of RMB3,775 million, compared to a loss of RMB6,401 million during the same period in 2008. The difference was mainly due to the increase of 79.5% in international oil prices at the end of 2009 compared with the end of 2008. In 2009, the fair value movements of financial derivatives charged to the income statement accounted for 9.8% of our total operating expenses. As of December 31, 2009, the gain in fair value in our aviation fuel hedging contracts had contributed to the profit of our Company in the amount of approximately RMB3,744 million. See Note 3(a) to our audited consolidated financial statements for details.

Take-off and landing charges, which accounted for 14.2% of our total operating expenses in 2009, increased by 3.4% from RMB5,280 million in 2008 to RMB5,460 million in 2009 primarily due to an increase in the number of take-offs and landings of approximately 14.9% as compared to the same period in 2008.

Depreciation and amortization increased by 8.8% from RMB4,782 million in 2008 to RMB5,203 million in 2009. The increase in depreciation and amortization costs was primarily due to the expansion of the scale of the Company’s operations and an increase in the number of our aircraft, as well as new property acquired by the Company at Hongqiao International Airport.

Wages, salaries and benefits, which accounted for 13.4% of our total operating expenses in 2009, increased by 13.3% from RMB4,545 million in 2008 to RMB5,149 million in 2009, primarily due to the continued expansi on of our core businesses.

Office, administration and other expenses, decreased by 7.5% from RMB4,056 million in 2008 to RMB3,752 million in 2009 primarily due to the Company’s increased efforts to control costs, which lead to a general decrease in certain costs and expenses.

Selling and marketing expenses, increased by 26.6% from RMB1,563 million in 2008 to RMB1,978 million in 2009, accounting for 5.1% of our total operating e xpenses in 2009. The increase was primarily a result of a increase in the number of passengers carried and the corresponding increase in agency business handling fees.

Aircraft operating lease expenses decreased by 7.9% from RMB2,735 million in 2008 to RMB2,518 million in 2009. The decrease was primarily due to the surrender in 2009 of operating leases for six aircraft, namely, five B737-300 aircraft and one B737-800 aircraft, partially offset by new operating leases on two B737-800 aircraft.

Aircraft maintenance expenses, which accounted for 7.8% of our total operating expenses in 2009, decreased by 7.8% from RMB3,273 million in 2008 to RMB3,019 million in 2009. This was primarily due to a decrease in maintenance costs realized by not sending aircraft to foreign countries for maintenance, as the result of an increase in domestic maintenance capacity in China.

Impairment losses for assets decreased from RMB2,977 million in 2008 to RMB109 million in 2009.  This was primarily due to a decrease in impairment provisions as no significant impairment provisions were made in 2009, while impairment provisions were made in 2008 for goodwill and certain models of aircraft and relevant flight equipment, and impairment provisions made for fixed assets held for sale.

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies and gains on disposal of aircraft and relevant assets. The total amount of our other operating income and other gains increased from RMB672 million in 2008 to RMB1,288 million in 2009 primarily due to the refund of civil aviation infrastructure levies of RMB832 million in 2009. Other government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs decreased by 24.6% from RMB2,328 million in 2008 to RMB1,755 million in 2009 primarily due to the decrease of 27.5% in interest on loans from banks and other financial institutions, from RMB1,940 million in 2008 to RMB1,407 million in 2009 as well as the decrease of 24.6% in interest relating to obligations under finance leases, from RMB646 million in 2008 to RMB 487 million in 2009. The decrease in interest rates was primarily due to the lowering of interest rates in 2009 due to the economic downturn. In addition, we used a portion of the proceeds from our share issuances in 2009 to repay a portion of the principal of our outstanding loans, resulting in a decrease in our finance costs in 2009.

Net Profit / (Loss)

As a result of the foregoing operating results, the net profit attributable to equity holders was RMB169 million in 2009, as compared to a net loss of RMB15,269 million in 2008.

Fixed Assets

Our Company had approximately RMB56,704 million of fixed assets as of December 31, 2009, including aircraft, engines and flight equipment.

2008 Compared to 2007

Revenues

The following chart sets forth our revenue breakdown for the years 2007 and 2008:

			2008 vs. 2007
	Year ended December 31,		Increase	% increase
	2008	2007	(decrease)	(decrease)
	(in millions of RMB)
Traffic revenues	38,844	40,664	(1,820)	(4.5)%
Passenger	33,486	35,178	(1,692)	(4.8)%
Passenger revenue excluding fuel surcharges	27,875	31,238	(3,363)	(10.8)%
Fuel surcharges	5,611	3,940	1,671	42.4%
Cargo and mail	5,358	5,486	(128)	(2.3)%
Cargo and mail revenue excluding fuel surcharges	3,772	4,279	(507)	(11.8)%
Fuel surcharges	1,586	1,207	379	31.4%
Others (1)	2,228	1,870	358	19.1%
Total operating revenue	41,072	42,534	(1,462)	(3.4)%
(1)	Includes ground service income, cargo handling income, commission income and others.
Note:
Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Company’s revenues for the year ended December 31, 2008 amounted to approximately RMB891 million (2007: RMB1,093 million).

Our revenues decreased by 3.4% from RMB42,534 million in 2007 to RMB41,072 million in 2008 (net of the applicable PRC business tax). This decrease was primarily due to a decrease in our passenger revenues, as a result of decreased traffic volume. The decrease in our total revenue was partly offset by the increase of revenue from the cargo and mail operations. In 2008, we transported a total of 37.2 million passengers, representing a decrease of 4.9% from 39.2 million passengers in 2007. Our total passenger traffic (as measured in RPKs) decreased by 5.9% from 57,183 million passenger-kilometers in 2007 to 53,785 million passenger-kilometers in 2008 and our total cargo and mail traffic (as measured in RFTKs) decreased by 7.4% from 2,614 million freight tonne-kilometers in 2007 to 2,420 million freight tonne-kilometers in 2008. Our average yield for our passenger operations remained at RMB0.62 per passenger-kilometer, whereas our average yields for our cargo and mail operations increased by 5.2% from RMB2.1 per tonne-kilometer in 2007 to RMB2.2 per tonne-kilometer in 2008.

This decrease was primarily due to a decline in demand for global air transportation due to the global economic crisis in 2008, as well as a series of natural disasters and unexpected incidents that occurred in China, which weakened the demand for domestic travel and transportation and reduced the incentive for foreign travellers to visit China.

Passenger revenues

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

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 63.9% of our total passenger traffic revenues in 2008, decreased by 1.7% from RMB21,756 million in 2007 to RMB21,389 million in 2008. The decrease was mainly due to a series of catastrophic natural disasters and unexpected incidents, coupled with the increasing impact of the global financial crisis on the PRC economy, which resulted in a rapid decline in demand in the domestic air transportation market. However, because the 2008 Olympic Games and other large-scale events were held in China, the number of passengers carried did not decrease significantly and the passenger-kilometers yield on domestic routes remained the same as last year.  Compared to 2007, our domestic passenger traffic (as measured in RPKs) decreased by 0.4%, from 35,492 million tonne-kilometers in 2007 to 35,352 million tonne-kilometers in 2008. The number of passengers carried on domestic routes decreased by 2.4%, from 31.2 million in 2007 to 30.4 million in 2008. Our passenger-kilometers yield for domestic routes remained at RMB0.61 per passenger-kilometer.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues), which accounted for 5.9% of our total passenger traffic revenues in 2008, decreased by 8.4% from RMB2,142 million in 2007 to RMB1,963 million in 2008. This decrease was due to intensified competition and reduced capacity, which led to a decrease of 7.5%, from 3,305 million in 2007 to 3,058 million in 2008, in our Hong Kong, Macau and Taiwan passenger traffic (as measured in RPKs). The number of passengers carried on our Hong Kong, Macau and Taiwan routes decreased by 8.4%, from 2.3 million in 2007 to 2.1 million in 2008. Our passenger-kilometers yield for regional routes decreased from RMB0.65 per passenger-kilometer in 2007 to RMB0.64 per passenger-kilometer in 2008.

Our international passenger traffic revenues, which accounted for 30.3% of our total passenger traffic revenues in 2008, decreased by 10.2% from RMB11,280 million in 2007 to RMB10,134 million in 2008. This decrease was primarily due to a decrease in our international passenger traffic, which resulted from the reduced number of flights on long-distance routes, as well as a decrease in revenue as a result of fluctuations of exchange rates. Our international passenger traffic (as measured in RPKs) decreased by 16.4% in 2008, from 18,386 million in 2007 to 15,375 million in 2008. The number of passengers carried on international routes decreased by 17.2%, from 5.7 million in 2007 to 4.7 million in 2008. Our passenger-kilometers yield for international routes increased from RMB0.61 per passenger-kilometer in 2007 to RMB0.66 per passenger-kilometer in 2008.

Cargo and mail revenues

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

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Macau and Taiwan cargo and mail revenues), which accounted for 14.7% of our total cargo and mail traffic revenues in 2008, increased by 32.4% from RMB593 million in 2007 to RMB785 million in 2008. This increase was primarily due to an increase in service charges. Compared to 2007, our domestic cargo and mail traffic (as measured in RFTKs) increased by 2.2%, from 609 million in 2007 to 622 million in 2008. The weight of cargo and mail carried on domestic routes slightly decreased by 0.2%, from 464 million kilograms in 2007 to 463 million kilograms in 2008. Our freight tonne-kilometers yield for domestic routes increased from RMB0.97 per tonne-kilometer in 2007 to RMB1.26 per tonne-kilometer in 2008.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail revenues), which accounted for 9.1% of our total cargo and mail traffic revenues in 2008, decreased by 7.4% from RMB528 million in 2007 to RMB489 million in 2008. This decrease was primarily due to a decrease of 5.9%, from 118 million in 2007 to 111 million in 2008, in our regional cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on our Hong Kong, Macau and Taiwan routes also decreased by 4.9%, from 80 million kilograms in 2007 to 76 million kilograms in 2008. Our freight tonne-kilometers yield for regional routes decreased from RMB4.49 per tonne-kilometer to RMB4.42 per tonne-kilometer.

Our international cargo and mail traffic revenues, which accounted for 76.2% of our total cargo and mail traffic revenues in 2008, decreased by 6.4% from RMB4,364 million in 2007 to RMB4,083 million in 2008, due to a decrease of 11.6% in the weight of cargo and mail carried on international routes from 396 million kilograms in 2007 to 350 million kilograms in 2008. Our freight tonne-kilometers yield for international routes increased from RMB2.31 per tonne-kilometer to RMB2.42 per tonne-kilometer.

Other revenues

We also generated revenues from other services, including airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues increased by 19.1% from RMB1,870 million in 2008 to RMB2,228 million in 2009 due to the expansion of our logistics business.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2007 and 2008:

			2008 vs. 2007
	Year Ended December 31,		increase	% increase
	2008	2007	(decrease)	(decrease)
	(in millions of RMB)

Operating Expenses:
Aircraft fuel expenses	18,488	15,117	3,371	22.3%
Takeoff and landing charges	5,280	5,174	106	2.0%
Depreciation and amortization	4,782	4,720	62	1.3%
Salaries and related costs	4,545	4,327	218	5.0%
Office, administration and other	4,056	3,834	222	5.8%
Maintenance costs	3,273	2,392	881	36.8%
Aircraft operating lease expenses	2,735	2,851	(116)	(4.1)%
Impairment losses for assets	2,977	227	2,750	1,211%
Selling and marketing expenses	1,563	1,805	(242)	(13.4)%
Other	9,129	2,447	6,682	273%
Total operating expense	56,828	42,894	13,934	32.5%

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

Changes in fair value of financial derivatives resulted in a loss of RMB6,401 million, compared to an income of RMB84 million during the same period in 2007. The difference was mainly due to sharp fluctuations in international oil prices in 2008, which plunged rapidly after reaching a historical high in July 2008. In 2008, the fair value movements of financial derivatives charged to the income statement accounted for 11.26% of our total operating costs. As of December 31, 2008, the loss of fair value in our aviation fuel hedging contracts had contributed to the loss of our Company in the amount of approximately RMB6,264 million. See Note 3(a) to our audited consolidated financial statements for details.

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

Office, administration and other expenses increased by 5.8% from RMB3,834 million in 2007 to RMB4,056 million in 2008 primarily due to the increased expenses relating to our business expansion, including the increase in overseas crew expenses, office expenses, travel expenses, value added tax and custom duties related to operating leases, maintenance expenses and handling fees charged by financial institutions.

Selling and marketing expenses decreased by 13.4% from RMB1,805 million in 2007 to RMB1,563 million in 2008, accounting for 2.8% of our total operating expenses in 2008. The decrease was primarily due to the decrease in agency business handling fees and distribution system service fees as a result of a decrease in the number of passengers carried as well as the decrease in overseas distribution system fees resulting from the depreciation of the U.S. dollar against the Renminbi.

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

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies and income from disposal of aircraft and relevant assets. The total amount of our other operating income and other gains increased from RMB488 million in 2007 to RMB672 million in 2008 primarily due to income derived from the disposal of aircraft and relevant assets of RMB267 million in 2008. The government subsidies represent subsidies granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs increased by 17.7% from RMB1,979 million in 2007 to RMB2,328 million in 2008 primarily due to interest expenses of RMB1,945 million on loans from banks and other financial institutions, representing an increase of 19.4% from 2007, offset by interest expense of RMB646 million on finance lease obligations, representing a decrease of 8.0% from 2007.  The increase in finance costs was primarily due to an increase in our indebtedness and an increase in interest rates.

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

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2008 and 2009, we had cash and cash equivalents of RMB3,451 million and RMB1,735 million, respectively.

As of December 31, 2009, our accumulated losses amounted to approximately RMB17.9 billion. In addition, our current liabilities exceeded our current assets by approximately RMB28.7 billion, while our total assets exceeded total liabilities by approximately RMB1.7 billion.  As a consequence, our directors have taken active steps to seek additional sources of finance to improve our liquidity position. We had credit facilities of RMB50.9 billion from certain banks as of December 31, 2009.  See the discussion below under “–Working Capital and Liabilities”.

Cash Flows from Operating Activities

In 2009, we generated a net cash inflow from operating activities of RMB3,429 million as a result of our cash generated from operations of RMB3,507 million less income tax we paid in 2009.  Our cash generated from operations was mainly due to operating profit before working capital changes of RMB3,261 million and changes in working capital of RMB247 million.  The operating profit before working capital changes of RMB3,260 million was a result of the profit before income tax of RMB249 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB5,177 million, (ii) interest expenses of RMB1,755 million, (iii) provision for return condition checks for aircraft and engines under operating leases of RMB588.7 million and (iv) provision for post-retirement benefits of RMB440.9 million, partly offset by unrealized gains arising from fair value movements of financial derivatives of RMB5,334 million.  Changes in working capital mainly consisted of the (i) increase in trade payables and notes payables of RMB1,021 million, (ii) increase in prepayments, deposits and other receivables of RMB540 million, and (iii) increase in sales in advance of carriage of RMB406 million, partly offset by the (i) decrease in other payables and accrued expenses of RMB482 million, (ii) decrease in flight equipment and spare parts of RMB466 million and (iii) decrease in provision for return condition checks for aircraft and engines under operating leases of RMB275 million.

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

Cash Flows from Investing Activities

In 2009, our net cash outflow from investing activities was RMB7,236 million. Our net cash outflow from investing activities mainly consisted of (i) additions of property, plant and equipment of RMB5,685 million, primarily due to the purchase of 17 new aircraft and (ii) advanced payments on acquisition of new aircraft of RMB1,927 million, partly offset by (i) proceeds from disposal of interests in an associate of RMB210 million and (ii) interest received of RMB110 million.

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

Cash Flows from Financing Activities

In 2009, our net cash inflow from financing activities was RMB2,086 million.  Our net cash inflow from financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB28,537 million, (ii) proceeds from the issuance of new shares of RMB14,056 million and (iii) proceeds from draw down of long-term bank loans of 10,823 million, partly offset by (i) repayments of short-term bank loans of 39,535 million and (ii) repayments of long-term bank loans of 9,522 million.  Proceeds from the issuance of new shares in 2009 were used to repay a portion of our bank loans.

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

Working Capital and Liabilities

We generally operate with a working capital deficit. As of December 31, 2009, our current liabilities exceeded our current assets by RMB28,648 million. In comparison, our current liabilities exceeded our current assets by RMB43,458 million as of December 31, 2008. The decrease in our current liabilities in 2009 was primarily due to the decrease in the current portion of borrowings and a decrease in derivative liabilities, partially offset by an increase in the current portion provision for return condition checks for aircraft and engines under operating leases. The decrease in our current assets in 2009 was primarily due to a decrease in cash and cash equivalents used to repay certain long-term liabilities.  Short-term loans outstanding totaled RMB19,474 million and RMB8,407 million as of December 31, 2008 and 2009, respectively. Long-term outstanding bank loans totaled RMB15,628 million and RMB16,928 million as of December 31, 2008 and 2009, respectively.

Our consolidated interest-bearing borrowings as of December 31, 2008 and 2009 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31
	2008	2009
	(RMB million)

Secured bank loans	5,768	8,789
Unsecured bank loans	29,333	16,546
Total	35,101	25,335

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2008 and 2009 was as follows:

	As of December 31
	2008	2009
	(RMB million)

Within one year	26,513	12,330
In the second year	4,148	2,714
In the third to fifth year inclusive	3,665	6,166
After the fifth year	775	4,125
Total	35,101	25,335

As of December 31, 2009, our interest rates relating to short-term borrowings ranged from 0.3% to 7.5%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 4.4% to 7.0%. Our bank loans are denominated in Renminbi, U.S. dollars and Euro. As of December 31, 2009, our total bank loans denominated in Renminbi amounted to RMB12,064 million, our total bank loans denominated in U.S. dollars amounted to RMB13,157 million, while our total bank loans denominated in Euro amounted to RMB113 million. See Note 31 to the consolidated financial statements for more information on our borrowings.

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

We have, and in the future may continue to have, substantial debts. As of December 31, 2009, our long-term debt to equity ratio was 20.7. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Capital Expenditures

As of December 31, 2009, according to the contracted agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB74,161 million, including RMB10,480 million in 2010 and RMB11,082 million in 2011, in each case subject to contractually stipulated increases or any increase relating to inflation and exclusive of capital expenditure requirements for Shanghai Airlines. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2009:

	Payments Due by Period
	(RMB millions)
Contractual Obligations	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years

Long-Term Debt	16,927	3,923	2,714	6,166	4,124
Capital Leases	19,370	2,125	2,094	6,785	8,366
Operating Leases	15,190	2,558	2,026	4,803	5,803
Unconditional Purchase Obligations	74,161	10,481	11,082	48,780	3,818
Other Long-term Obligations (1)	1,203	—	—	—	—
Post-retirement Benefit Obligations (1)	1,850	—	—	—	—
Deferred Tax Liabilities (1)	52	—	—	—	—
Short-term Bank Loans	8,407	8,407	—	—	—
Interest Obligations	3,248	897	756	977	618
Under Finance Lease	1,642	341	295	620	386
Under Bank Loans	1,606	556	461	357	232
Fixed Rate	5	2	1	1	1
Variable Rate (2)	1,601	554	460	356	231
Total	140,408	28,391	18,672	67,511	22,729

(1)	Figures of payments due by period are not available.

(2)
For our variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 1%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2009. A 25 basis points increase in the interest rate would increase interest expenses by RMB51 million.

	Total Amounts Committed	Amount of Commitment Expiration Per Period (RMB millions)
Other Commercial Commitments	(RMB millions)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Lines of Credit	50,865	20,300	24,251	6,314	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total	50,865	20,300	24,251	6,314	—

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

Estimated impairment of property, plant and equipment and intangible assets

We test whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units is the higher of fair value less costs to sell and value-in-use. The calculation of value-in-use using cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates.

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

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(j) to the financial statements, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

Useful lives of property, plant and equipment

We determine the estimated useful lives and related depreciation charges for the Company’s property, plant and equipment. This estimate is based on the historical experience of the actual lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to sever industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2009, the notional amount of the outstanding currency forward contracts which are still open was approximately US$82 million, compared to US$121 million as of December 31, 2008. These currency forward contracts will expire between 2010 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People’s Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. We recorded a decrease in net exchange gains from RMB1,958 million as of December 31, 2008 to RMB49 million as of December 31, 2009. Due to the large value of existing net foreign currency liabilities, our results may be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future.

Taxation

We had carried forward tax losses of approximately RMB12,586 million as of December 31, 2009, which can be used to set off against future taxable income between 2010 and 2014.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2009, the corporate income tax rate applicable to the Company and these subsidiaries was 20%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2009 is insignificant and the change in tax rate has no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has not experienced significant inflation and in 2009, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was up approximately 5.9% in 2008 and down 0.7% in 2009. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2010 or later periods. We are still assessing the impact of these new/revised standards and interpretations in detail.

•	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective from July 1, 2009)

•	IAS 27 (revised), ‘Consolidated and separate financial statements’ (effective from July 1, 2009)

•	IFRS 3 (revised), ‘Business combinations’ (effective from July 1, 2009)

•	IAS 38 (amendment), ‘Intangible Assets’ (effective from July 1, 2009)

•	IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’

•	IAS 1 (amendment), ‘Presentation of financial statements’

•	IFRS 9, ‘Financial Instruments’ (effective from January 1, 2013)

G.	Safe Harbor

See the section headed “Cautionary Statement With Respect To Forward-Looking Statements”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Age	Shares Owned(1)	Position

Liu Shaoyong(2)	51	0	Chairman of the Board of Directors
Li Jun	57	0	Vice Chairman
Ma Xulun (3)	46	0	Director and President
Luo Chaogeng	60	6,600 A Shares	Director
Luo Zhuping	56	11,616 A Shares	Director and Company Secretary
Wu Baiwang	66	0	Independent Non-executive Director
Xie Rong	57	0	Independent Non-executive Director
Sandy Ke-Yaw Liu (7)	62	0	Independent Non-executive Director
Wu Xiaogen (10)	43	0	Independent Non-executive Director
Ji Weidong (11)	52	0	Independent Non-executive Director
Liu Jiangbo	60	0	Chairman of the Supervisory Committee
Xu Zhao	41	0	Supervisor
Yan Taisheng (4)	56	0	Supervisor
Feng Jinxiong (5)	48	0	Supervisor
Liu Jiashun	52	3,960 A Shares	Supervisor
Zhang Jianzhong	55	0	Vice President
Li Yangmin	47	3,960 A Shares	Vice President
Zhao Jinyu (8)	53	0	Vice President
Tang Bing (9)	43	N/A	Vice President
Wu Yongliang (6)	47	3,696 A Shares	Chief Financial Officer

(1)	As of the year ended December 31, 2009.

(2)	Mr. Liu Shaoyong has served as Chairman of our Company since February 3, 2009.

(3)	Mr. Ma Xulun has served as Director of our Company since February 3, 2009 and President of our Company since December 12, 2008.

(4)	Mr. Yan Taisheng has served as Supervisor of our Company since March 26, 2009.

(5)	Mr. Feng Jinxiong has served as Supervisor of our Company since March 26, 2009.

(6)	Mr. Wu Yongliang has served as Chief Financial Officer of our Company since March 31, 2009.

(7)	Mr. Sandy Ke-Yaw Liu has served as an Independent Non-executive Director since June 13, 2009.

(8)	Mr. Zhou Jinyu has served as Vice President of our Company since December 23, 2009.

(9)	Mr. Tang Bing has served as Vice President of our Company since February 1, 2010.

(10)	Mr. Wu Xiaogen has served as an Independent Non-executive Director of our Company since March 19, 2010.

(11)	Mr. Ji Weidong has served as an Independent Non-executive Director of our Company since March 19, 2010.

On February 3, 2009, during the extraordinary general meeting, the shareholders of our Company approved the resignation of Mr. Li Fenghua as the Chairman and director of our Company and approved the appointment of Mr. Liu Shaoyong as director to the fifth session of the Board of our Company. The shareholders of our Company also approved the termination of office of Cao Jianxiong as director of our Company, and approved the appointment of Mr. Ma Xulun as director of our Company.

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

On June 13, 2009, during the annual general meeting, the shareholders of our Company approved the resignation of Mr. Peter Lok as independent non-executive director and the appointment of Mr. Sandy Ke-Yaw Liu as an independent non-executive director of the Company.

On December 23, 2009, during the 33rd meeting of the fifth session of the Board, the Directors approved the appointment of Mr. Zhao Jinyu as a Vice President of our Company.

On February 1, 2010, during the 35th meeting of the fifth session of the Board, the Directors approved the appointment of Mr. Tang Bing as a Vice President of our Company.

On March 19, 2010, during the extraordinary general meeting, the shareholders of the Company approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong as independent non-executive directors of the fifth session of the Board.  On the same day, March 19, 2010, during the 33rd meeting of the fifth session of the Board, the resignations of Mr. Honggao and Mr. Zhou Ruijin, independent non-executive directors of the Company, became effective.

On May 6, 2010, during the 37th regular meeting of the fifth session of the Board of our Company, the Directors approved the resignation of Mr. Fan Ru as a Vice President of the Company due to his retirement.

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

Mr. Xie Rong has served as an independent non-executive Director of our Company since 2003. Mr. Xie is a certified accountant in the People’s Republic of China and the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has been the deputy head of Shanghai National Accounting Institute since October 2002. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics. He is also experienced in business management.

Mr. Sandy Ke-Yaw Liu has served as an independent non-executive Director of our Company since June 2009. Mr. Liu has worked in the civil aviation industry in Taiwan since 1969. He served in several roles at China Airlines, including as Airport Manager at the Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan. He also served as Vice President for Marketing and Sales in 1993 and Executive Vice President for commercial affairs since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served on the Board of Directors for Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service, Taiwan Taoyuan International Airport Service Company and served as Chairman of the Board of Taiwan Air Cargo Terminal. In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for the Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University and attended advanced study programs at Stanford University in the United States in 1990 and 1993 respectively.

Mr. Wu Xiaogen has served as an independent non-executive Director of our Company since March 2010. He is the chief accountant of China First Heavy Industries and holds the title of researcher. Mr. Wu was the assistant to the general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company from March 1999 to July 2000, and the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries since November 2004. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics in 1997 and obtained a doctoral degree in Economics.

Mr. Ji Weidong has served as an independent non-executive Director of our Company since March 2010. He is currently the dean and the professor of Koguan Law School of Shanghai Jiaotong University and an honorary professor of Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, in the United States. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University.

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

Mr. Zhao Jinyu is currently the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. He joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of the Company. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. Since July 2008, he has been the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the Civil Aviation Flight University of China for professional flying and holds the title of Second Class Pilot.

Mr. Tang Bing is currently a Vice President of our Company and a member of the Standing Committee to the Party Committee of the Company. Mr. Tang joined the civil aviation industry in 1993. From April 1997 to October 1999, he served as a deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of China Southern Airlines Company Limited. From October 1999 to May 2003, he was the deputy director of the Business Development Department of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and the vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of MTU Maintenance Zhuhai Co., Ltd. From December 2005 to March 2007, he served as the office director of China Southern Airlines Company Limited. From March 2007 to December 2007, he was the president and vice party secretary of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as the chief engineer and general manager and a deputy party secretary of the Aircraft Engineering Department of China South Airlines. From May 2009 to December 2009, he was appointed as the general manager and deputy party secretary of the Beijing branch of the Company. Since May 2009, he has been served a member of the Standing Committee to the Party Committee of the Company. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration (MBA) degree from the Administration Institute of Sun Yat-sen University in 2003 and an executive master of business administration (EMBA) degree from the School of Economics and Management of Tsinghua University in 2008.

Mr. Wu Yongliang is currently the Chief Financial Officer of our Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and subsequently the director of the Finance Department of our Company from 1997 to 1998, the director of Planning and Finance Department of our Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009.  Since April 2009, he has served as the Chief Financial Officer of our Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu has the qualification of post-graduate and holds the title of Accountant.

B.           Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2009 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB2,724,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2009 are as follows:

	2009
Name and Principal Position	Salaries and allowances	Bonus	Total

	RMB’000	RMB’000	RMB’000

Directors
Liu Shaoyong*/***	—	—	—
Ma Xulun	142	—	142
Luo Chaogeng*	—	—	—
Li Jun*	—	—	—
Luo Zhuping	182		182
Li Fenghua* /**	—	—	—
Cao Jianxiong* /**	—	—	—

Independent non-executive Directors
Hu Honggao****	120	—	120
Peter Lok**	106	—	106
Wu Baiwang	120	—	120
Zhou Ruijin****	120	—	120
Xie Rong	120	—	120
Sandy Ke-Yaw Liu***	106	—	106

Supervisors
Liu Jiangbo*	—	—	—
Xu Zhao*	—	—	—
Wang Taoying**	44	—	44
Yang Jie**	—	—	—
Liu Jiashun*	—	—	—
Yan Taisheng***	172	—	172
Feng Jinxiong***	142	—	142

Senior Management
Zhang Jianzhong	209	—	209
Li Yangmin	201	—	201
Fan Ru****	660	—	660
Zhao Jinyu***	88	—	88
Luo Weide**	62	—	62
Wu Yongliang***	130		130

Total	2,724		2,724

*
Certain Directors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	These directors, supervisors and senior management of the Company retired or resigned during the year ended December 31, 2009.
***	These directors, supervisors and senior management of the Company were newly appointed during the year ended December 31, 2009.
****	These directors, supervisors and senior management of the Company retired or resigned between January 1, 2010 and June 24, 2010, the date of this filing.

During the year ended December 31, 2009, no Directors and supervisors waived their compensation.

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

Name	Held Position Since	Expiration of Term

Liu Shaoyong	February 3, 2009	June 29, 2010
Li Jun	June 29, 2007	June 29, 2010
Ma Xulun	February 3, 2009	June 29, 2010
Luo Chaogeng	June 29, 2007	June 29, 2010
Luo Zhuping	June 29, 2007	June 29, 2010
Wu Baiwang	June 29, 2007	June 29, 2010
Xie Rong	June 29, 2007	June 29, 2010
Sandy Ke-Yaw Liu	June 13, 2009	June 29, 2010
Wu Xiaogen	March 19, 2010	June 29, 2010
Ji Weidong	March 19, 2010	June 29, 2010
Liu Jiangbo	June 29, 2007	June 29, 2010
Xu Zhao	June 29, 2007	June 29, 2010
Yan Taisheng	March 26, 2009	June 29, 2010
Feng Jinxiong	March 26, 2009	June 29, 2010
Liu Jiashun	June 29, 2007	June 29, 2010
Zhang Jianzhong	June 29, 2007	June 29, 2010
Li Yangmin	June 29, 2007	June 29, 2010
Zhao Jinyu	December 23, 2009	June 29, 2010
Tang Bing	February 1, 2010	June 29, 2010
Wu Yongliang	March 31, 2009	June 29, 2010

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services. The Directors, executive officers and supervisors for the following term will be approved during our annual general meeting on June 28, 2010.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. On June 29, 2007, the fifth session of the Board of our Company held the first meeting for 2007 and elected Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin as the members of the audit committee and appointed Mr. Xie Rong as the chairman of the audit committee.  On August 10, 2009, our Board of Directors approved a resolution to change the audit committee to the audit and risk management committee. On March 19, 2010, the Board of our Company approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong to serve as members of the audit and risk management committee, whereas Mr. Hu Honggao and Mr. Zhou Ruijin ceased to be members of the audit and risk management committee.  Mr. Xie Rong serves as the chairman of the audit and risk management committee.

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

Remuneration and Appraisal Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the “Remuneration and Appraisal Committee”) , and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nomination Committee of our Company and the Remuneration and Appraisal to form the Nomination and Remuneration Committee, while also approving the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nomination and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nomination and Remuneration Committee.

The Nomination and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nomination and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nomination and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nomination and Remuneration Committee, the Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of the Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009.

Planning and Development Committee

As of December 31, 2009, the three members of the Planning and Development Committee were Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping.  Mr. Wu Baiwang, an independent non-executive director, is the chairman of the committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans.  The Planning and Development Committee held four meetings in 2009.

Aviation Safety and Environment Committee

Our Board of Directors approved the establishment of the Aviation Safety and Environment Committee and passed the “Working Rules of the Aviation Safety and Environment Committee” at the first regular meeting of the Board of Directors in 2010 on January 20, 2010. During the 36th ordinary meeting of the fifth session of the Board of the Company held on March 19, 2010, our Board of Directors agreed that Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Wu Xiaogen would serve on the Aviation Safety and Environment Committee. Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under our Board of Directors, is responsible for overseeing consistency in the implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and overseeing their implementation.

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

The table below sets forth the number of our employees as of December 31, 2007, 2008 and 2009, respectively:

	As of December 31
	2007	2008	2009
Pilots	2,873	3,048	3,350
Flight attendants	5,851	6,036	6,417
Maintenance personnel	6,043	7,425	9,411
Sales and marketing	2,483	2,922	3,713
Other	23,227	24,722	23,047
Total	40,477	44,153	45,938

E.           Share Ownership

See Item 6.A and Item 6.B above.

Item 7.               Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of June 4, 2010 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic A Shares	CEA Holding	4,831,375,000	62.08%	42.84%

H Shares	HKSCC Nominees Limited (1)	3,472,202,039	99.22%	30.79%

(1)
As custodian of the Depositary for American Depositary Shares representing H Shares.  Amount of shares owned by HKSCC Nominees Limited also includes 1,927,375,000 H shares held by CES Global, of which 1,437,375,000 H shares are subject to a trading moratorium until June 26, 2012.

As of June 4, 2010, CEA Holding held 42.84% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2009 and June 4, 2010, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2009 and June 4, 2010, there were, respectively, 51 and 48 registered holders of American depositary receipts evidencing 948,633 and 1,014,533 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B.           Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 44 to our audited consolidated financial statements.

Related Business Transactions

As our Company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Although we do not currently intend to enter into any equivalent contracts with third parties, each of these arrangements is non-exclusive.

Eastern Aviation Import and Export Corporation, or EAIEC, a 55% owned subsidiary of CEA Holding.

Our Company and EAIEC have entered into an import/export agency agreement dated May 12, 2005 to supersede our agreement dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999. The agreement is subject to renewal. For the year ended December 31, 2009, the handling charges paid to EAIEC were approximately RMB48 million in total.

We have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 44(a) to our audited consolidated financial statements for more details.

On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the import and export of aircraft-related accessories, machinery and equipment in substantially the same terms for an additional term of three years commencing from July 1, 2008.

Shanghai Eastern Aviation Advertising Service Co., Ltd., or Eastern Aviation Advertising, a 55% owned subsidiary of CEA Holding.

Advertising service agreement

Our Company and Eastern Aviation Advertising have entered into an advertising service agreement dated May 12, 2005 to supersede our agreement dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. For the year ended December 31, 2009, the aggregate amount we paid to Eastern Aviation Advertising for advertising services was approximately RMB13 million.

On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the provision of advertising services in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

Media resources agreement

On March 24, 2010, our Company and Eastern Aviation Advertising, which is 55% owned by CEA Holding, entered into an exclusive media resources agreement in which we granted Eastern Aviation Advertising the exclusive rights to operate the media resources of the Company.  Pursuant to the agreement, Eastern Aviation Advertising will have the exclusive rights to (i) distribute in-flight reading materials; (ii) operate aircraft cabin-based, in-flight and facilities advertising; and (iii) purchase in-flight entertainment programming from third parties or to self-produce such programming.  The term of this agreement is for three years, commencing March 24, 2010, with the relevant terms to increase the fees payable to the Company in accordance with the expansion of the Company’s aircraft fleet.

China Eastern Air Catering Investment Co., Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our Company.

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business. For the year ended December 31, 2009, the aggregate amount we paid to the subsidiaries of CEA Catering for the supply of in-flight meals and other services was approximately RMB441 million.

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

Eastern Air Group Finance Co., Ltd., or Eastern Finance, which is 46.3% owned and controlled by CEA Holding.

Our Company and Eastern Finance have entered into a financial services agreement dated May 12, 2005 to supersede our agreement with Eastern Finance dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. As of December 31, 2009, we had short-term deposits amounting to RMB465 million placed with Eastern Finance, which paid interest to us at 0.36% per annum. In addition, our Company had short-term loans of RMB595 million from Eastern Finance. During the year ended December 31, 2009, the weighted average interest rate on the loan was 4.4% per annum. As of December 31, 2009, we had long-term loans of RMB230 million and RMB162 million with Eastern Finance and CEA Holding, respectively.  These loans both had a weighted average interest rate of 4.7% per annum.

Pursuant to the financial services agreement, Eastern Finance shall deposit all monies deposited by our Company under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. Eastern Finance has also undertaken under the financial services agreement that all outstanding loans it provides to CEA Holding and its subsidiaries (other than our Company) will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

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

 CEA Development Co., a non-wholly owned subsidiary of CEA Holding

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

For the year ended December 31, 2009, automobile maintenance fees paid to CEA Development Co. amounted to approximately RMB32 million and equipment maintenance fees paid to SEAEMC were approximately RMB5 million.

Ticket Sales

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holding regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2009, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB16 million.

On April 29, 2008, we entered into certain sales agency service agreements to renew our agreements dated May 12, 2005 regarding the sales of our air tickets by certain subsidiaries of CEA Holding as our sales agents and the provision of complementary services, in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

Property Leases

Our Company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises located at Kong Gang San Lu, Number 88, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our Company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group’s rights and liabilities under those lease agreements after its establishment.

On May 12, 2005, we entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan for a term of three years, subject to renewal of another three years. Pursuant to this property leasing agreement, we leased from CEA Holding, for our use in daily airlines and other business operations: (i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square meters located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; and (ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square meters. Under the property leasing agreement, our Company shall pay annual rentals to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. In 2009, we paid a rental of RMB55 million under this property leasing agreement.

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

Guarantee by CEA Holding

As of December 31, 2009, certain unsecured long-term bank loans of the Group with an aggregate amount of RMB447 million were guaranteed by CEA Holding. See Note 31 to our audited consolidated financial statements.

Subscription Agreements with CEA Holding and CES Global

On December 10, 2008, CEA Holding entered into an A Share Subscription Agreement (the “Original A Share Subscription Agreement”) with our Company to subscribe for new A shares to be issued by our Company. Simultaneously with entering into the Original A Share Subscription Agreement, CES Global entered into an H Share Subscription Agreement with our Company (the “Original H Share Subscription Agreement”) to subscribe for new H shares to be issued by our Company. Subsequently, the parties made amendments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on December 29, 2008, CEA Holding entered into a revised A Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new A shares in our Company at the subscription price of RMB3.87 per share with a total subscription price of approximately RMB5,563 million, and CES Global entered into a revised H Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new H shares in our Company at the subscription price of RMB1.00 per share with a total subscription price of approximately RMB1,437 million, respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On February 26, 2009, we convened a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders, at which special resolutions were passed to approve both the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to CEA Holding and the issuance of 1,437,375,000 new H Shares at subscription price of approximately RMB1,437 million to CES Global. On May 22, 2009, we had received an approval issued by CSRC dated May 19, 2009 in relation to our proposed issue of 1,437,375,000 new H Shares at a price of RMB1.00 per share to CES Global. In June 2009, the CSRC approved the non-public issuance of 1,437,375,000 new A Shares. We issued 1,437,375,000 new A Shares to CES Holding and 1,437,375,000 new H shares to CES Global on June 25, 2009 and June 26, 2009, respectively.

On July 10, 2009, our Board approved an issuance of not more than 1,350,000,000 new A shares of the Company to 10 or less specific investors and the issuance of not more than 490,000,000 new H shares of the Company to CES Global.  As part of this contemplated new A share issuance, CEA Holding entered into a subscription agreement with the Company on July 10, 2009, pursuant to which CEA Holding would subscribe in cash for not more than 490,000,000 new A shares at a subscription price of not less than RMB4.75 per A share. CES Global entered into another subscription agreement with the Company on the same day, pursuant to which CES Global would subscribe in cash for not more than 490,000,000 new H shares at the subscription price of not less than HK$1.40 per H share. The issuances of the A shares to CEA Holding and H shares to CES Global were completed on December 23, 2009 and December 10, 2009, respectively.

C.           Interests of Experts & Counsel

Not applicable.

Item 8.               Financial Information

A.           Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. Following the plaintiffs’ appeals, in February 2009 the Court of Appeal of California affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. On August 18, 2009, the Court accepted the case. Legal documents including summons, prosecution notifications and related materials have been served on the Company. Trial proceedings have not yet begun. The management of the Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company.

Save for the above-mentioned, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal year ended December 31, 2005, our Board of Directors did not recommend any dividend payout. For the fiscal year ended December 31, 2006, our Board of Directors did not recommend any dividend payout due to our operating results in 2006. For the fiscal year ended December 31, 2007 and 2008, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB2,814 million in the year 2007 and of RMB18,082 million in the year 2008, respectively. For the fiscal year ended December 31, 2009, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB17,913 million in the year 2009. The balance of accumulated losses will be carried forward to next year. We will not convert funds from the common reserve to increase our share capital during this period. The declaration and payment of dividends for years following 2009 will depend upon our financial results, our shareholders’ interests, general business conditions and strategies, our capital requirements, contractual restrictions on the payment of dividends by us to our shareholders, and other factors our Directors may deem relevant. Holders of our H Shares will receive the equivalent amount of cash dividend as that declared in Renminbi, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

B.           Significant Changes

Significant Post Financial Statements Events

On July 10, 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines in relation to a proposed acquisition of Shanghai Airlines (the “Proposed Acquisition”). Pursuant to the Absorption Agreement, the Company will issue a maximum of 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. On October 9, 2009, the Company convened the relevant shareholders’ meeting in which the Proposed Acquisition was approved.

On December 30, 2009, the Proposed Acquisition was approved by China Securities Regulatory Commission. On January 28, 2010 (the “Acquisition Date”), the Company issued 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines, resulting in Shanghai Airlines becoming a wholly owned subsidiary of the Company.

The fair value of identifiable assets and liabilities (the “Acquired Assets and Liabilities”) of Shanghai Airlines as of the Acquisition Date was estimated by the Board through a valuation conducted by an independent valuer in respect of the Acquired Assets and Liabilities as of December 31, 2009. As of January 28, 2010, the identifiable net liabilities of Shanghai Airlines acquired by our Company had a book value of approximately RMB765 million and a fair value of approximately RMB2,055 million. Additional details relating to the carrying amount and fair value of the Acquired Assets and Liabilities, provisionally determined, are set forth below:

	Carrying Amount	Fair Value
	RMB’000	RMB’000
Assets

Non-current assets
Intangible assets	21,352	21,352
Property, plant and equipment	10,274,572	8,549,043
Lease prepayments	115,804	551,336
Advances payments on acquisition of aircraft	1,072,367	1,072,367
Investment in an associates	59,714	59,714
Investment in jointly controlled entities	19,184	19,184
Available -for -sale financial assets	181,780	181,780
Other long term assets	526,659	526,659
Deferred tax assets	510	510
	12,271,942	10,981,945
Current assets
Flight equipment spare parts	333,043	333,043
Trade receivables	698,362	698,362
Prepayments, deposits and other receivables	1,398,095	1,398,095
Cash and cash equivalents	1,167,565	1,167,565
	3,597,065	3,597,065
Total assets	15,869,007	14,579,010

Liabilities

Current liabilities
Sales in advance of carriage	311,170	311,170
Trade payables and notes payable	1,383,575	1,383,575
Other payables and accrued expenses	2,492,280	2,492,280
Current portion of obligations under finance leases	73,691	73,691
Current portion of borrowings	5,711,604	5,711,604
Income tax payable	16,433	16,433
Current portion of provision for return condition checks for aircraft under operating leases	46,378	46,378
Derivative liabilities	18,004	18,004
	10,053,135	10,053,135
Non-current liabilities
Obligations under finance leases	1,010,646	1,010,646
Borrowings	4,209,955	4,209,955
Provision for return condition checks for aircraft under operating leases	639,556	639,556
Other long-term liabilities	248,218	248,218
Deferred tax liabilities	1,163	1,163
Post-retirement benefit obligations	417,369	417,369
	6,526,907	6,526,907
Total liabilities	16,580,042	16,580,042

Net liabilities	711,035	2,001,032
Minority interests	53,920	53,920
Net liabilities acquired	764,955	2,054,952

Item 9.               The Offer and Listing

A.           Offer and Listing Details

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York Mellon as the Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2009 and June 4, 2010, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2009 and June 4, 2010, there were, respectively, 51 and 48 registered holders of American depositary receipts evidencing 948,633 and 1,014,533 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 6,087,375,000 and 7,782,213,860 domestic ordinary shares were also outstanding as of December 31, 2009 and June 4, 2010, respectively.  The increase in domestic ordinary shares was due to the issuance of 1,694,838,860 A shares in January 2010 in relation to our absorption of Shanghai Airlines.

The table below sets forth certain market information relating to our H Shares and ADSs in respect of the period from 2005 to June 4, 2010.

	Price Per H Share (HK$)		Price Per ADS (US$)

	High	Low	High	Low

2005	1.70	0.95	22.48	12.52
2006	1.73	0.99	22.54	13.00
2007	10.50	1.68	111.58	24.02
2008	8.11	0.65	102.99	8.47
First Quarter 2008	8.11	3.29	102.99	43.61
Second Quarter 2008	4.12	2.41	53.19	30.80
Third Quarter 2008	2.86	1.05	36.50	15.01
Fourth Quarter 2008	1.47	0.65	18.80	8.47
2009	3.12	0.91	52.75	12.00
First Quarter 2009	1.28	0.91	14.95	12.00
Second Quarter 2009	1.87	1.19	23.92	15.56
Third Quarter 2009	2.78	1.74	35.50	21.83
Fourth Quarter 2009	3.12	2.08	40.67	26.76
November 2009	3.12	2.08	40.67	26.80
December 2009	3.12	2.46	40.55	32.01
January 2010	2.99	2.55	38.03	32.68
February 2010	3.27	2.53	41.99	32.96
March 2010	4.10	2.97	52.75	38.40
April 2010	4.51	3.65	57.10	47.03
May 2010	4.44	2.96	56.10	38.11
June 2010 (up to June 4, 2010)	3.39	3.15	42.98	40.40

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

B.           Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations.  A copy of the English translation of our Articles of Association, as amended on February 2, 2010, is attached as an exhibit to this Annual Report on Form 20-F.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval under the document “Ti Gai Sheng” 1994 No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

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

Description of the Shares

 As of December 31, 2009, our share capital structure was as follows: 9,581,700,000 ordinary shares of which (a) 4,831,375,000 A shares, which represented 50.42% of our share capital, were held by CEA Holding; (b) 1,256,000,000 A shares, which represented 13.11% of our share capital, were issued to investors in China; and (c) 3,494,325,000 H shares, which represented 36.47% of our share capital, were issued to foreign investors including CES Global, a wholly owned subsidiary of CEA Holding.  As of June 4, 2010, our share capital structure increased to a total of 11,276,538,860 ordinary shares, comprising a total of 7,782,213,860 A shares (including 1,694,838,860 A shares issued in January 2010 in relation to our absorption of Shanghai Airlines), representing 42.84% of the total share capital of the Company and a total of 3,494,325,000 H shares, representing 30.79% of the total share capital of the Company.

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

When we convene a shareholders’ general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to us twenty (20) days before the date of the meeting. When we convene a shareholders’ annual general meeting, shareholders holding 3 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and we shall place those matters in the proposed motions within the scope of functions and powers of the Shareholders’ general meeting on the agenda.

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

Pursuant to the Articles of Association, we may refuse to register a transfer of H Shares unless:

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

The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

(i)	in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 30, a “controlling shareholder” within the meaning of Article 53;

(ii)	in the case of a repurchase of shares by an off-market contract under Article 30, a holder of the shares to which the proposed contract relates;

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

On April 28, 2009, our shareholders approved amendments, which amended in part or in whole, the following Articles of the Articles of Association as follows:

Article 1: “As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).”  “The promoter of the Company is: China Eastern Air Holding Company.”

Article 6: “In accordance with the PRC Company Law, the Special Regulations, Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations, the Company formulated the articles of association of the Company.”

Article 28: “The Company shall notify its creditors within 10 days of the date of the Company’s resolution for reduction of capital and shall publish a notice in a newspaper within 30 days of the date of such resolution.  A creditor has the right within 30 days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within 45 days of the date of the public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt.”

Article 46: “If a shareholder of Domestic-Invested Shares loses his share certificate and applies to the Company for a replacement new share certificate, it shall be dealt with in accordance with article 144 of the Company Law.”

Article 56: “(9) to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;” “(13) to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;”

Article 60: “When the Company convenes a shareholders’ annual general meeting, shareholders holding 3 per cent or more of the total voting shares of the Company can within the timeline prescribed by laws and regulations and listing rules, propose new motions and submit to the board of directors in writing before the convening of the shareholders’ annual general meeting. The Company shall place those matters in the proposed motions submitted by shareholders within the prescribed timeline that are within the scope of functions and powers of the shareholders’ general meeting on the agenda.”

Article 71: “To adopt an ordinary resolution, votes representing a majority of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.”

Article 97(A): “Any purchase, sale of material assets or guarantee by the Company within one year with an amount exceeding 30 per cent of the Company’s total assets must comply with and satisfy these articles of association, all applicable laws and administrative regulations and/or any other rules or requirements that may be promulgated by relevant authorities from time to time; and shall require resolutions by the shareholders in a shareholders’ general meeting, which should be passed by more than two-thirds of the voting rights of the shareholders who attend the meeting.”

Article 100: “Regular meetings of the board of directors shall be held four times every year, approximately once per quarter and shall be convened by the Chairman of the board of directors. Upon requisition by the shareholders representing more than one tenth of the voting rights, more than one half of the directors, supervisory committee and more than one half of the independent directors or upon request by the securities regulatory authorities, an extraordinary meeting of the board of directors shall be held. In case of any urgent matters, the Chairman may convene an extraordinary meeting of the board of directors; upon requisition by more than one third of the directors or by the general manager, an extraordinary meeting of the board of directors may be held. The Chairman of the board shall convene and preside over the meeting of the board of directors within 10 days upon receipt of the requisition.”

Article 104: “Meetings of the board of directors shall be held only if a majority of the directors (including any directors appointed pursuant to Article 105 below) are present.”

Article 119: “Supervisory committee meetings shall be divided into regular meetings and extraordinary meetings, and shall be convened by the chairman of the supervisory committee. A regular supervisory committee meeting shall be convened at least once every six months. Supervisors can propose to convene an extraordinary meeting.

The convener of a meeting shall notify all supervisors in writing 10 days (for regular meetings) and 5 days (for extraordinary meetings) prior to the meeting.  A notice of meeting shall specify:

(1)	the date and the place of the meeting;

(2)	the length of the meeting;

(3)	the matters and topics to be discussed; and

(4)	the date of the notice.”

Article 120: “(6) to propose a motion for a shareholders’ general meeting;”

Article 143: “At the end of each fiscal year, the Company shall prepare a financial report which shall be audited by an accounting firm as provided by the law. The financial and accounting reports shall be prepared according to the laws, administrative regulations, and stipulations of the finance department of the State Council and securities regulatory authorities.”

Article 153: “The capital common reserve fund shall not be used for making up the losses of the Company.”

Article 157: “The Company should pay close attention to profit distribution to ensure reasonable return of investment to the investors and the profit distribution policy should maintain continuity and stability.

The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. In the event that the board of directors of the Company does not expect to conduct profit distribution in cash, the Company shall state the reasons in its periodic report.”

Article 173: “In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to merge and shall publish a notice in a newspaper within 30 days of the date of the Company’s resolution to merge.  A creditor has the right within 30 days of receiving such notice from the Company or, for creditors who do not receive the notice within 45 days of the date of the public notice, to demand that the Company repay its debts to that creditor or provide a corresponding guarantee for such debt.  Where the company fails to repay its debts or provide corresponding guarantees for such debts, it may not be merged.”

Article 174: “In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets.  The Company shall notify its creditors within 10 days of the date of the Company’s resolution to divide and shall publish a notice in a newspaper within 30 days of the date of the Company’s resolution to divide. The debts before the event of division of the Company shall be jointly and severally liable by the companies after division. However, there is exception if the Company and creditors have otherwise agreed upon the debt repayment in written agreement before the event of division of the Company.”

Article 179: “The liquidation group shall within 10 days of its establishment send notices to creditors, and within 60 days of its establishment publish a notice in a newspaper.  A creditor shall within 30 days of receiving notice, or for creditors who do not receive notice, within 45 days of the date of the public notice, report its creditors’ rights to the liquidation group.”

Article 184: “In the event that the provisions of the Articles of Association contravene with the requirements of PRC laws, regulations or regulatory documents, the latter shall prevail.”

In addition, our shareholders approved amendments to Articles 10, 71, 78(A), 78(B) and 143 by deleting certain or all provisions of these Articles.

On June 13, 2009, our shareholders approved amendments to Article 13 of the Articles of Association, which was amended, respectively, as follows:

Article 13: “The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation, insurance agency services, and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.

On February 2, 2010, our shareholders approved amendments to the Articles of Association, which was amended, respectively, as follows:

Article 20: “As approved by the China Securities Regulatory Commission, the total amount ofshares of the Company is 11,276,538,860 shares.”

Article 21: “The Company has issued a total of 11,276,538,860 ordinary shares, comprising a  total of 7,782,213,860 A shares, representing 69.01% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 30.99% of the total share capital of the Company.”

Article 24: “The Company's registered capital is Renminbi 11,276,538,860.”

The CSRC has enacted a few regulations in recent years which affect the corporate governance of PRC listed companies and the PRC Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company.  Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders’ general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments will be conditional upon and with effect from approval of the respective resolution at our Annual General Meeting, which is scheduled to be held on June 13, 2010.

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

In addition, we entered into the following agreements to purchase aircraft or to issue new shares, which are filed with this Annual Report as exhibits:

•	an aircraft purchase agreement, dated as of June 15, 2009, between our Company and Airbus SAS regarding the purchase of 20 Airbus A320 aircraft (with engines);

•	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global;

•	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding;

•	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009; and

•	an aircraft purchase agreement, dated as of December 23, 2009, between our Company and Airbus SAS regarding the purchase of 16 A330 aircraft (with engines).

D.	Exchange Controls

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

Amendments to the individual Income Tax Law of the PRC, or the Amendments, were promulgated on October 31, 1993 and became effective on January 1, 1994. The Amendments provide that any provisions of prior administrative regulations concerning individual income tax which contradict the Amendments are superseded by the Amendments. The Amendments and the amended Individual Income Tax Law can be interpreted to mean that foreign individuals are subject to a withholding tax on dividends received from a Chinese company at a rate of 20% unless such income is specifically exempted from individual income tax by the financial authority of the State Council. However, in a letter dated July 26, 1994 to the State Commission for Restructuring the Economic System, the State Securities Commission and the China Securities Regulatory Commission, the State Tax Bureau confirmed the temporary tax exemption set forth in the Tax Notice for dividends received from a Chinese company listed overseas. In the event this letter is withdrawn, a 20% tax may be withheld on dividends distributed to shareholders located overseas (or a 10% tax withheld on dividends distributed to shareholders located in Hong Kong or Macau) in accordance with the Provisional Regulations, the Amendments, and the Individual Income Tax Law of China. Such withholding tax may be reduced pursuant to an applicable double taxation treaty.

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

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. Holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. Holders (defined below) who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. Holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. Holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	certain U.S. expatriates;

•	dual resident corporations; or

•	U.S. Holders whose functional currency is not the U.S. dollar.
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

You are a “U.S. Holder” if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

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

Distributions on the H Shares or ADSs

Subject to the discussions below under “-Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2010 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “-Passive Foreign Investment Company”.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation - China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

Sale, Exchange or Other Disposition

Subject to the discussions below under “— Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If Shares are treated as traded on an "established securities market", a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2010 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a "purging" election by the U.S. Holder.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” (currently at a 28% rate) with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you

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

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2009, the notional amount of the outstanding interest rate swap agreements was approximately US$388 million. These interest rate swap agreements will expire between 2010 and 2018. If the interest rate had been 0.25% higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB105.7 million in 2008 or RMB94.4 million in 2009.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies.  As of December 31, 2009, the notional amount of the outstanding currency forward contracts was approximately US$82 million, which will expire between 2010 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC Government in July 2005 to reform the Renminbi exchange rate regime, Renminbi has appreciated significantly against certain foreign currencies, including U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2009 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account Decrease/Increase by RMB’000

U.S. dollar depreciates by 5%	1,482,555
Japanese yen depreciates by 5%	(6,233)
Euro depreciates by 5%	667

Fuel Hedging Risk

In order to control fuel costs, we entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2008 and 2009, we hedged 41.58% and 52.59% of our annual fuel consumption respectively.

We engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price decreased or increased by 5% compared to the closing price as December 31, 2009, the fair value losses as of December 31, 2009 would increase or decrease by approximately RMB246 million and RMB 211 million, respectively.

Item 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our American Depositary Shares, or ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “CEA.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as depositary (“BNYM”) under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. ADS holders are required to pay the following service fees to BNYM:

Service		Fees (in U.S. dollars)
●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
●	Any cash distribution to ADS registered holders	$0.02 (or less) per ADS
●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
●	Depositary services	$0.02 (or less) per ADSs per calendar year
●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
●	Converting foreign currency to U.S. dollars
●	As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
●	As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

For the past annual period, from January 1, 2009 to December 31, 2009, the Company received from the depositary an aggregate of $109,000 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of $127,000.

BNYM, as depositary, has agreed to reimburse the Company for expenses incurred in the future in relation to the establishment and maintenance of the ADS program, which include standard out-of-pocket expenses such as postage and envelopes for mailing annual and interim financial reports and all related administrative and documentary expenses. BNYM has agreed to reimburse the Company annually for certain investor relationship programs and promotional activities. There are limits as to the amount of reimbursable expenses and this amount is not necessarily commensurate with the amount of fees BNYM collects from ADS investors. BNYM collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. BNYM collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay fees. BNYM may also collect its annual fee by deducting cash distributions or by directly billing investors, or by charging the book-entry system accounts of participants acting for investors.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2009, the end of the fiscal year covered by this Annual Report. Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

We made the following change to our internal control over financial reporting during the period covered by this Annual Report:

●
In order to strengthen our internal control over financial reporting, we created a new position in 2009. The newly-created position, which will report directly to the manager of our finance department, will specifically focus on improving the organization, implementation, reporting and reviewing of policies and procedures related to internal control over financial reporting in our Company; and

●	In 2009, we initiated the implementation of a new SAP resource management system to supplement our existing Maximo resource management system in order to improve the inventory system.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Xie Rong, the chairman of our audit committee, is an independent financial expert serving on our audit committee.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this Annual Report. Our code of ethics can also be found on our corporate website, http://www2.ce-air.com/cea2/en_US/cea2_enUS_news_detail/0,15275,200,00.html?newsId=200. A copy of our code of ethics will be provided to any person free of charge upon written request to Zhuping Luo, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Lu, Number 88, Shanghai 200335, the People’s Republic of China.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, PricewaterhouseCoopers, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2009:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees

	(RMB)	(RMB)	(RMB)	(RMB)

2008	18,000,000	0	54,000	0
2009	12,000,000	11,000,000	60,000	0

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audit of the Company’s financial statements prepared under IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2008 and 2009.

Audit-Related Fees

Audit-related fees for the fiscal year ended December 31, 2009 primarily consist of fees for and services provided in connection with the Company’s absorption of Shanghai Airlines and the relevant regulatory filings. No audit-related services were performed by our principal accountants for the fiscal year ended December 31, 2008.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

All Other Fees

No other services were performed by our principal accountants for the fiscal years ended December 31, 2008 and 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company and its affiliates have not purchased any issued common shares of the Company during 2009 and up to the date of this Annual Report.

Item 16F.	Changes in Registrant’s Certifying Accountant

There has not been a change in the Company’s certifying accountant during 2008 and 2009.

Item 16G.	Corporate Governance

The New York Stock Exchange (“NYSE”) has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. To qualify for this exemption, a listed foreign private issuer must disclose any significant differences between their corporate governance practices and the requirements of the NYSE corporate governance standards.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.
We currently have five independent Directors out of a total of ten Directors. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Nominating/Corporate Governance Committee
Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities.

The Company has established a nomination committee. As of December 31, 2009, the Nomination Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on 19 March 2010.

The Nomination and Remuneration Committee is a specialized committee under the Board. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendations; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must have a compensation committee composed entirely of independent directors.
The Company has established a remuneration and appraisal committee. As of December 31, 2009, the Remuneration and Appraisal Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

Audit Committee
Section 303A.06 of the Listed Company Manual requires that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.

The change of Audit Committee of the Board to Audit and Risk Management Committee was resolved at the regular meeting of the Board held on August 9, 2009 and the corresponding amendments to its articles was approved.

The Audit and Risk Management Committee consists of three independent non-executive Directors, and complies with relevant domestic requirements.

Code of Business Conduct and Ethics
Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.

As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2009 Hong Kong Annual Report, which can be accessed through the following link on our website: http://www.ceair.com/mu/main/gydh/tzzgx/dqbg/yxglhzqjysfb/2009_1/201004/P020100429340339062760.pdf.

PART III

Item 17.                 Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.                 Financial Statements

Reference is made to pages F-1 to F-90.

Item 19.                 Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on February 2, 2010 (English translation).

2.1	Specimen Certificate for the H Shares. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts. (2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation). (1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (7)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation). (3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (7)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (7)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (7)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5) (7)

4.16
Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new H shares to CES Global Holdings (Hong Kong) Limited by our Company. (6)

4.17
Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new A shares to China Eastern Air Holding Company by our Company. (6)

4.18	Aircraft Purchase Agreement, dated as of June 15, 2009, between our Company and Airbus SAS. (7)

4.19	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global.

4.20	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding.

4.21	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009.

4.22	Aircraft Purchase Agreement, dated as of December 23, 2009, between our Company and Airbus SAS. (7)

8.1	List of Subsidiaries (as of June 24, 2010).

11.1	Code of Ethics (English translation). (5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)
Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(6)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 11, 2009.

(7)
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

Date: June 24, 2010

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2009 and 2008. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 24, 2010

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands except for per share data)

		Year ended December 31,
		2009	2008	2007
	Note	RMB’000	RMB’000	RMB’000

Revenues	5	38,989,659	41,072,557	42,533,893
Other operating income	6	1,288,017	405,163	487,562
Other gains	6	-	267,084	-
Operating expenses
Aircraft fuel		(12,254,980)	(18,488,242)	(15,117,147)
Gain/(loss) on fair value movements of financial derivatives	8	3,774,688	(6,400,992)	83,965
Take-off and landing charges		(5,460,351)	(5,279,590)	(5,174,183)
Depreciation and amortization		(5,202,835)	(4,781,562)	(4,719,735)
Wages, salaries and benefits	9	(5,148,877)	(4,545,312)	(4,327,397)
Aircraft maintenance		(3,018,724)	(3,272,981)	(2,392,039)
Impairment losses	10	(109,417)	(2,976,678)	(227,456)
Food and beverages		(1,201,023)	(1,321,268)	(1,230,754)
Aircraft operating lease rentals		(2,517,567)	(2,734,802)	(2,850,873)
Other operating lease rentals		(407,386)	(369,236)	(292,844)
Selling and marketing expenses		(1,977,760)	(1,562,945)	(1,805,342)
Civil aviation infrastructure levies		(890,348)	(769,849)	(781,613)
Ground services and other charges		(289,993)	(268,873)	(224,466)
Office, administrative and other expenses		(3,751,763)	(4,055,679)	(3,833,938)
Total operating expenses		(38,456,336)	(56,828,009)	(42,893,822)
Operating profit/(loss)	11	1,821,340	(15,083,205)	127,633
Share of results of associates	22	(46,602)	69,668	58,312
Share of results of jointly controlled entities	23	23,803	24,050	30,086
Finance income	12	205,304	2,061,625	2,140,457
Finance costs	13	(1,754,640)	(2,328,147)	(1,978,550)
Profit/(loss) before income tax		249,205	(15,256,009)	377,938
Income tax	14	(52,547)	(73,916)	(23,763)
Profit/(loss) for the year		196,658	(15,329,925)	354,175

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands except for per share data)

		Year ended December 31,
		2009	2008	2007
	Note	RMB’000	RMB’000	RMB’000

Other comprehensive income/(loss) for the year
Cash flow hedges, net of tax	37	57,914	(170,360)	(78,197)
Fair value movements of available for sale investments held by associates	22	(585)	(19,080)	22,167
Total comprehensive income/(loss) for the year		253,987	(15,519,365)	298,145
Profit/(loss) attributable to:
Equity holders of the Company		168,766	(15,268,532)	378,568
Minority interests		27,892	(61,393)	(24,393)
		196,658	(15,329,925)	354,175
Total comprehensive income/(loss) attributable to
Equity holders of the Company		226,095	(15,457,972)	322,538
Minority interests		27,892	(61,393)	(24,393)
		253,987	(15,519,365)	298,145
Earnings/(loss) per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	17	0.026	(3.14)	0.08

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Amounts in thousands)

		December 31,
		2009	2008
	Note	RMB’000	RMB’000

Non-current assets

Intangible assets	18	69,622	164,851
Property, plant and equipment	19	56,703,560	52,678,473
Lease prepayments	20	970,835	996,521
Advanced payments on acquisition of aircraft	21	5,081,174	6,413,554
Investments in associates	22	723,022	980,319
Investments in jointly controlled entities	23	372,793	362,332
Available-for-sale financial assets		57,269	31,268
Other long-term assets	24	926,312	941,556
Deferred tax assets	34	83,748	81,947
Derivative assets	37	-	988
		64,988,335	62,651,809
Current assets

Flight equipment spare parts		932,260	871,364
Trade receivables	25	1,370,871	1,165,308
Prepayments, deposits and other receivables	26	2,370,495	4,315,722
Cash and cash equivalents	27	1,735,248	3,451,010
Derivative assets	37	3,490	123,010
Non-current assets held for sale	41	450,693	473,667
		6,863,057	10,400,081
Current liabilities

Sales in advance of carriage		1,420,183	1,013,878
Trade payables and notes payable	28	6,480,459	5,459,094
Other payables and accrued expenses	29	11,517,204	12,246,065
Current portion of obligations under finance leases	30	2,125,430	1,916,989
Current portion of borrowings	31	12,330,075	26,513,320
Income tax payable		21,126	39,002
Current portion of provision for return condition checks for aircraft and engines under operating leases	32	609,884	213,830
Derivative liabilities	37	1,006,286	6,456,075
		35,510,647	53,858,253
Net current liabilities		(28,647,590)	(43,458,172)
Total assets less current liabilities		36,340,745	19,193,637

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2009 AND 2008
(Amounts in thousands)

		December 31,
		2009	2008
	Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	30	17,244,805	18,891,910
Borrowings	31	13,004,874	8,588,052
Provision for return condition checks for aircraft and engines under operating leases	32	1,237,871	1,320,188
Other long-term liabilities	33	1,203,423	1,320,759
Deferred tax liabilities	34	51,539	57,589
Post-retirement benefit obligations	35(b)	1,798,707	1,469,124
Derivative liabilities	37	123,345	185,524
		34,664,564	31,833,146
Net assets/(liabilities)		1,676,181	(12,639,509)

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	39	9,581,700	4,866,950
Reserves	40	(8,347,147)	(17,964,351)
		1,234,553	(13,097,401)
Minority interests		441,628	457,892
Total equity		1,676,181	(12,639,509)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands)

		Year ended December 31,
		2009	2008	2007
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	42(a)	3,507,690	2,942,466	3,142,834
Income tax paid		(78,274)	(86,931)	(62,549)
Net cash inflow from operating activities		3,429,416	2,855,535	3,080,285

Cash flows from investing activities

Additions of property, plant and equipment		(5,685,345)	(1,289,350)	(1,592,310)
Proceeds from disposal of property, plant and equipment		32,888	1,856,358	70,681
Acquisition of land use rights		-	(53,117)	-
Advanced payments on acquisition of aircraft		(1,927,252)	(3,603,824)	(3,737,079)
Refunds of advanced payments upon deliveries of aircraft		-	2,422,252	3,064,580
Repayment of other payables (installment payment for acquisition of an airline business)		(30,000)	(30,000)	(30,000)
Interest received		109,925	90,635	96,849
Dividend received		53,725	29,679	22,367
Capital injection in a jointly controlled entity		-	-	(92,416)
Capital injections in associates		-	(384,186)	-
Proceeds from disposal of interest in an associate	22	210,000	3,698	-
Proceeds on disposal of available-for-sale financial assets		-	32,972	-
Proceeds from disposal of interest in a subsidiary		-	-	441,002
Net cash outflow from investing activities		(7,236,059)	(924,883)	(1,756,326)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands)

		Year ended December 31,
		2009	2008	2007
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		28,536,703	25,403,301	18,464,695
Proceeds from sales and leaseback of aircraft		590,253	-	-
Repayments of short-term bank loans		(39,535,319)	(19,986,723)	(16,020,304)
Proceeds from draw down of long-term bank loans		10,823,185	4,748,071	3,383,349
Repayments of long-term bank loans		(9,522,385)	(3,922,593)	(2,985,480)
Principal repayments of finance lease obligations		(2,005,264)	(2,593,656)	(2,974,718)
Refunds/(payments) of restricted bank deposits		1,347,525	(1,365,116)	-
Interest paid		(2,161,085)	(2,741,980)	(2,240,721)
Refunds of deposits pledged for finance leases upon maturities		-	419,604	779,646
Proceeds from issuance of new shares		14,056,167	-	-
Dividends paid to minority shareholders of subsidiaries		(44,156)	(52,700)	(46,400)
Net cash inflow/(outflow) from financing activities		2,085,624	(91,792)	(1,639,933)
Net (decrease)/increase in cash and cash equivalents		(1,721,019)	1,838,860	(315,974)
Cash and cash equivalents at January 1		3,451,010	1,655,244	1,987,486
Exchange adjustments		5,257	(43,094)	(16,268)
Cash and cash equivalents at December 31		1,735,248	3,451,010	1,655,244

Notes to consolidated cash flow statements is set out in Note 42 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2007	4,866,950	792,189	(3,621,106)	2,038,033	648,765	2,686,798
Profit/(loss) for the year	-	-	378,568	378,568	(24,393)	354,175
Other comprehensive loss	-	(56,030)	-	(56,030)	-	(56,030)
Total comprehensive (loss)/income for the year	-	(56,030)	378,568	322,538	(24,393)	298,145
Dividend paid to minority interests in subsidiaries	-	-	-	-	(46,400)	(46,400)
Disposal of a subsidiary	-	-	-	-	(5,987)	(5,987)
Adjustment to statutory and discretionary reserves	-	(428,808)	428,808	-	-	-
Balance at December 31, 2007	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2008	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Loss for the year	-	-	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)
Other comprehensive loss	-	(189,440)	-	(189,440)	-	(189,440)
Total comprehensive loss for the year	-	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)
Dividend paid to minority interests in subsidiaries	-	-	-	-	(52,700)	(52,700)
Balance at December 31, 2008	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Profit for the year	-	-	168,766	168,766	27,892	196,658
Other comprehensive income	-	57,329	-	57,329	-	57,329
Total comprehensive income for the year	-	57,329	168,766	226,095	27,892	253,987
Other equity movement of an associate	-	49,692	-	49,692	-	49,692
Issuance of new shares	4,714,750	9,341,417	-	14,056,167	-	14,056,167
Dividend paid to minority interests in subsidiaries	-	-	-		(44,156)	(44,156)
Balance at December 31, 2009	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (the “PRC”) on April 14, 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

During the year ended December 31, 2009, the Company issued total 2,787,375,000 A shares to CEA Holding (1,927,375,000   shares) and other investors (860,000,000 shares), and 1,927,375,000 H shares to CES Global Holding (Hong Kong) Limited (“CES Global”), a wholly owned subsidiary of CEA Holding incorporated in Hong Kong (details referred to Note 39).

These financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on April 19, 2010.

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

In preparing the financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at December 31, 2009, the Group’s accumulated losses were approximately RMB17.91 billion and its current liabilities exceeded its current assets by approximately RMB28.65 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at December 31, 2009, the Group had total credit facilities of RMB50.9 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(i)	New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRSs as at January 1, 2009:

▪
IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

▪
IAS 1 (revised). ‘Presentation of financial statements’ — effective January 1, 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non- owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also conforms with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

▪
IFRS 8, ‘Operating segments’ (effective January 1, 2009). IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131,‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker (“CODM”).

With effective from January 1, 2009, the Group has redefined its operating segments so that to present the segment information in the same manner as management’s internal reporting. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. From a service perspective and pursuant to the above re-segmentation, the Group has only one reportable operating segment, reported as “airline operations”. Comparative amounts of the year 2008 have been restated to reflect the re-segmentation.

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group’s operations

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2010 or later periods, but the Group has not early adopted them:

▪
IFRIC 17 ‘Distribution of non-cash assets to owners’ (effective from July 1, 2009). The interpretation is part of the IASB’s annual improvements project published in April/May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group and Company will apply IFRIC 17 from January 1, 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

▪
IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from July 1, 2009). The revised standard requires the effects of all transactions with minority interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS (revised) prospectively to transactions with minority interest from January 1, 2010.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(ii)	Standards, amendments and interpretations to existing standards that are not yet effective and which are relevant for the Group’s operations (continued)

▪
IFRS 3 (revised), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

▪
IAS 38 (amendment), ‘Intangible Assets’ (effective from July 1, 2009). The amendment is part of the IASB’s annual improvements project published in April/May 2009 and the Group and Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Group’s or Company’s financial statements.

▪
IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non- current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group and Company will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

▪
IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group and Company will apply IAS1 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

▪
IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013).The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortized cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from January 1, 2013.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

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

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statement.

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

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

The Group’s interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group’s share of its jointly controlled entities’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group’s share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the General Manager Office that makes strategic decisions.

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

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized in the income statement upon ticket sales.

(iii)	Other revenue

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognized when the services are rendered.

Rental income from subleases of aircraft is recognized on a straight- line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognized on a straight-line basis over the lease term.

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

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

(h)	Interest income

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

(i)	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(j)	Current and deferred tax

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Current and deferred tax(continued)

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

(k)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition.  Goodwill on acquisition of subsidiaries is included in “intangible assets". Goodwill on acquisition of associates and jointly controlled entities is included in “investments in associates” and “investments in jointly controlled entities” and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalized and are being amortized on a straight- line basis over the period of the sponsorship programme. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programmes are recognized as expense when incurred.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Property, plant and equipment

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

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

(m)	Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

(n)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

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

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognized directly in equity, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the income statement.

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

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage certain risk exposures.

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments.

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

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in foreign currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 37(b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the balance sheet date to currency risk.

	2009			2008
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,306,616	56,663	93,778	1,809,601	42,706	56,003
Cash and cash equivalents	253,776	43,519	30,889	494,249	126,695	37,657
Trade and other payables	(416,288)	(462)	-	(417,910)	(1,476)	(363)
Obligation under finance leases	(17,604,920)	-	-	(19,444,259)	-	(83,971)
Borrowings	(13,157,341)	(113,254)	-	(13,007,687)	(111,658)	-
Currency derivatives at notional value	559,402	-	-	825,170	-	-
Net balance sheet Exposure	(29,058,755)	(13,534)	124,667	(29,740,837)	56,267	9,326
The following table indicates the approximate change in the Group’s profit and loss and other components of consolidated equity in response to a 5% appreciation of the RMB against the following major currencies at the balance sheet date.

	2009		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	1,482,555	2,048	1,602,641	34,364

Euro	667	-	(2,813)	-

Japanese Yen	(6,233)	-	(466)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During the year ended December 31, 2009, the Group’s borrowings at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 31 and 37(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The Group also entered certain interest rate swaps to swap fixed rates into variable rates.

The following table details the interest rate profiles of the Group’s interest-bearing financial instruments at the balance sheet date.

	2009	2008
	RMB’000	RMB’000
Floating rate instruments
Cash and cash equivalents	1,735,248	3,451,010
Borrowings	(22,477,854)	(26,855,469)
Obligations under finance leases	(19,241,091)	(20,482,615)
Interest rate swaps at notional amount	2,179,378	2,675,740
	(37,804,319)	(41,211,334)

	2009	2008
	RMB’000	RMB’000
Fixed rate instruments
Borrowings	(2,857,095)	(8,245,903)
Obligations under finance leases	(129,144)	(326,284)
Interest rate swaps at notional amount	466,817	543,041
	(2,519,422)	(8,029,146)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity if interest rate had been 25 basis points higher with all other variables held constant.

	2009		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Floating rate instruments	(94,441)	(10,952)	(105,673)	10,299

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 32% of the Group’s operating expenses (2008: 33%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of crude oil option contracts are disclosed in Note 37(c) to the financial statements.

For the year ended December 31, 2009, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group’s fuel cost would have been RMB613 million higher/lower.

For the year ended December 31, 2009, if fuel price had been 5% higher/lower with all other variables held constant, the impact on financial derivatives is shown below.

	2009		2008
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Net increase in fuel price by 5%	211,435	-	497,879	-
Net decrease in fuel price by 5%	(246,054)	-	(500,690)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(iv)	Credit risk

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

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB560 million as at December 31, 2009 (2008: RMB515 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 25.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 44(b)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

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

The Group operates with a working capital deficit. As at December 31, 2009, the Group’s net current liabilities amounted to RMB28,648 million (2008: RMB43,458 million). For the year ended December 31, 2009, the Group recorded a net cash inflow from operating activities of RMB3,429 million (2008: inflow RMB2,856 million), a net cash outflow from investing activities and financing activities of RMB5,150 million (2008: outflow RMB1,017 million), and an decrease in cash and cash equivalents of RMB1,716 million (2008: increase RMB1,796 million).

The Board believes that cash from operations and short and long term bank borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

Management monitors rolling forecasts of the Group’s liquidity reserves on the basis of expected cash flows.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2008
Borrowings	27,785,310	4,515,962	3,969,413	846,074
Derivative financial instruments	6,456,075	15,448	19,416	150,660
Obligations under finance leases	2,765,969	2,704,499	7,805,669	11,868,053
Trade and other payables	15,183,406	-	320,354	410,076
Total	52,190,760	7,235,909	12,114,852	13,274,863

At December 31, 2009
Borrowings	12,886,380	3,174,883	6,523,487	4,356,734
Derivative financial instruments	1,006,286	12,095	6,364	104,886
Obligations under finance leases	2,466,415	2,388,362	7,405,048	8,752,687
Trade and other payables	16,161,893	9,104	313,092	364,172
Total	32,520,974	5,584,444	14,247,991	13,578,479

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

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

The Group monitors capital on the basis of the gearing ratio, which is calculated as total liabilities divided by total assets. The gearing ratios at December 31, 2009 and 2008 were as follows.

	2009	2008
	RMB’000	RMB’000
Total liabilities	70,175,211	85,691,399
Total assets	71,851,392	73,051,890
Gearing ratio	0.98	1.17

(c)	Fair value estimation of financial assets and liabilities

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy.

■	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

■	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

■	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2009.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial derivatives
— Crude oil option contracts (Note 37(c))	-	3,490	-	3,490
Available-for-sale financial assets	-	-	57,269	57,269
Total	-	3,490	57,269	60,759

Liabilities
Financial derivatives
— Crude oil option contracts (Note 37(c))	-	897,744	-	897,744
— Interest rate swaps (Note 37(a))	-	154,871	-	154,871
— Forward foreign exchange contracts (Note 37(b))	-	77,016	-	77,016
Total	-	1,129,631	-	1,129,631

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

Specific valuation techniques used to value financial instruments include:

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

■	Quoted market prices or dealer quotes for similar instruments.

■	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

■	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

■	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger- kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

(b)	Revenue recognition

The Group recognizes traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

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

(d)	Depreciation of components related to overhaul costs

Depreciation of components related to airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

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

(h)	Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Year ended December 31
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Traffic revenues
– Passenger	31,435,980	27,875,334	31,237,518
– Cargo and mail	3,017,349	3,771,615	4,279,036
– Fuel surcharges	2,471,501	7,197,320	5,147,061
Ground service income	974,732	1,252,468	977,736
Cargo handling income	296,827	337,773	355,876
Commission income	206,137	183,129	152,947
Others	587,133	454,918	383,719
	38,989,659	41,072,557	42,533,893

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Group’s revenues for the year ended December 31, 2009 amounted to approximately RMB1,019 million (2008: RMB891 million).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Year ended December 31
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Other operating income
- Refund of civil aviation infrastructure levies (Note (a))	831,749	-	-
- Other government subsidies (Note (b))	456,268	405,163	487,562
	1,288,017	405,163	487,562

Other gains
- Gains on disposal of property, plant and equipment (Note (b))	-	267,084	-

Note:

(a)
Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from July 1, 2008 to June 30, 2009 would be refunded. The amount for the year ended December 31, 2009 represents the refunds of civil aviation infrastructure levies received by the Group.

(b)
Other government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline operations”, which are structured and managed separately. The “airline operations” comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including aviation training, air catering and other miscellaneous services are not included within the reportable operating segment, as they are not included in the internal report provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises  (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 7(c) below.

The segment results for the year ended December 31, 2009 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	39,727,636	103,695	-	-	39,831,331
Inter-segment sales	-	126,124	(126,124)	-	-
Reportable segment revenue	39,727,636	229,819	(126,124)	-	39,831,331

Reportable segment profit before income tax	644,307	18,563	-	(22,749)	640,121

Reportable segment assets	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	68,068,474	474,739	(137,660)	-	68,405,553

Other segment information

Depreciation and amortization	5,278,242	54,494	-	-	5,332,736
Impairment losses	118,022	202	-	-	118,224
Capital expenditure	8,112,355	70,386	-	-	8,182,741

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

The segment results for the year ended December 31, 2008 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	41,745,906	96,455	-	-	41,842,361
Inter-segment sales	-	171,213	(171,213)	-	-
Reportable segment revenue	41,745,906	267,668	(171,213)	-	41,842,361

Reportable segment (loss)/profit before income tax	(14,136,843)	45,898	-	105,837	(13,985,108)

Reportable segment assets	70,762,308	1,183,416	(135,637)	1,373,919	73,184,006
Reportable segment liabilities	83,861,674	523,120	(135,637)	-	84,249,157

Other segment information

Depreciation and amortization	4,588,298	122,974	-	-	4,711,272
Impairment losses	2,020,971	1,207	-	-	2,022,178
Capital expenditure	11,526,771	20,513	-	-	11,547,284

The segment results for the year ended December 31, 2007 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	43,411,535	129,693	-	-	43,541,228
Inter-segment sales	-	98,677	(98,677)	-	-
Reportable segment revenue	43,411,535	228,370	(98,677)	-	43,541,228

Reportable segment profit before income tax	536,066	33,588	-	155,180	724,834

Reportable segment assets	64,450,024	1,138,366	(75,230)	991,321	66,504,481
Reportable segment liabilities	62,857,784	499,035	(75,230)	-	63,281,589

Other segment information

Depreciation and amortization	4,490,981	46,078	-	-	4,537,059
Impairment losses	224,445	269	-	-	224,714
Capital expenditure	12,347,999	212,607	-	-	12,560,606

*
Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

1.
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

2.	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	27,482,611	24,810,917	24,765,093
Regional (Hong Kong, Macau and Taiwan)	1,986,964	2,496,303	2,752,033
International	10,361,756	14,535,141	16,024,102
Total	39,831,331	41,842,361	43,541,228

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic and hence segment assets and capital expenditure by geographic have not been presented.

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2009	2008	2007
		RMB’000	RMB’000	RMB’000
Revenue
Reportable segment revenue		39,831,331	41,842,361	43,541,228
– Reclassification of business tax and expired sales in advance of carriage	(i)	(841,672)	(769,804)	(1,007,335)
Consolidated revenue		38,989,659	41,072,557	42,533,893

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

		2009	2008	2007
		RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax
Reportable segment profit/(loss)		640,121	(13,985,108)	724,834
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(ii)	(64,988)	(517,730)	(245,052)
– Provision for post-retirement benefits	(iii)	(334,348)	(110,458)	(81,445)
– Difference in goodwill impairment	(iv)	-	(688,311)	-
– Others		8,420	45,598	(20,399)
Consolidated profit/(loss) before income tax		249,205	(15,256,009)	377,938

		2009	2008	2007
		RMB’000	RMB’000	RMB’000
Assets
Reportable segment assets		72,018,681	73,184,006	66,504,481
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(ii)	167,912	232,900	739,053
– Reversal of revaluation surplus relating to land use rights	(v)	(360,626)	(369,046)	(377,466)
– Difference in goodwill impairment		-	-	688,311
– Others		25,425	4,030	186,722
Consolidated total assets		71,851,392	73,051,890	67,741,101

		2009	2008	2007
		RMB’000	RMB’000	RMB’000
Liabilities
Reportable segment liabilities		68,405,553	84,249,157	63,281,589
– Provision for post-retirement benefits	(iii)	1,849,933	1,515,585	1,405,127
– Others		(80,275)	(73,343)	121,829
Consolidated total liabilities		70,175,211	85,691,399	64,808,545

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)
The difference is attributable to the differences in the useful lives and residual values of aircraft, engines and rotables adopted for depreciation purpose in prior years under PRC GAAP and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii)
In accordance with the PRC Accounting Standards, employees’ post-retirement benefits are recognized upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognized over the employees’ service period.

(iv)
The basis of recognizing the value of the underlying assets and liabilities acquired in prior years was different under the PRC Accounting Standards and IFRS. Accordingly the amount of goodwill and impairment of goodwill was different.

(v)
Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution upon restructuring for listing are stated at valuation less accumulated amortization. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	GAIN/(LOSS) ON FINANCIAL DERIVATIVES

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Gain/(loss) arising from fair value movements of financial derivatives
- Crude oil option contracts (Note 37 (c))	3,743,746	(6,255,791)	96,576
- Other derivatives (Note 37(a) & (b))	30,942	(145,201)	(12,611)
	3,774,688	(6,400,992)	83,965

9.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	3,502,069	3,259,465	3,198,734
Employee welfare and benefits	255,214	227,206	246,626
Defined contribution retirement schemes (Note 35(a))	521,596	452,879	373,253
Post-retirement benefits (Note 35(b))	440,878	200,603	170,670
Staff housing fund (Note 36(a))	323,348	281,776	285,000
Staff housing allowance (Note 36(b))	105,772	123,383	53,114
	5,148,877	4,545,312	4,327,397

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	IMPAIRMENT LOSSES

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Goodwill impairment (Note (a))	-	993,143	-
Impairment charge on property, plant and equipment (Note (b))	16,396	1,441,904	-
Impairment charge on non-current assets held for sale (Note (c))	35,443	235,273	130,921
Other impairment charge	57,578	306,358	96,535
	109,417	2,976,678	227,456

Note:

(a)
For the year ended December 31, 2008, the Group recognized an impairment charge of RMB993 million against goodwill which had previously been recognized in the connection with the Group’s acquisitions of airline businesses (Note 18).

(b)
In 2008, the Group performed an impairment test on property, plant and equipment (“PP&E”) as at December 31, 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment, reflecting their relatively lower operation efficiency and management's intention to retire them in the near future. In determining the recoverable amounts of the related assets, management had compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

(c)
After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value, an additional impairment loss of RMB35 million (2008: RMB235 million) was made against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale” (Note 41).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OPERATING PROFIT/(LOSS)

Operating profit/ (loss) stated after charging and crediting the following items:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Crediting:
Gain on disposals of property, plant and equipment	-	267,084	-

Charging:
Amortization of intangible assets	109,799	110,151	106,703
Depreciation of property, plant and equipment
- Leased	2,189,310	1,913,877	1,868,481
- Owned	2,878,040	2,626,652	2,719,704
Amortization of lease prepayments	25,686	25,940	24,847
Consumption of flight equipment spare parts	351,151	476,282	468,888
Provision for impairment of trade and other receivables	8,807	34,760	10,481
Auditors’ remuneration	12,000	18,000	18,439

12.	FINANCE INCOME

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	95,379	1,972,350	2,043,608
Interest income	109,925	89,275	96,849
	205,304	2,061,625	2,140,457

Note:

The exchange gain for the years ended December 31, 2009 and 2008 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCE COSTS

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Interest relating to obligations under finance leases	486,845	646,079	702,329
Interest on loans from banks and financial institutions	1,407,053	1,940,171	1,599,535
Interest relating to notes payable	83,964	84,050	72,779
Interest relating to long-term payables	-	-	3,406
	1,977,862	2,670,300	2,378,049
Less: Amounts capitalized into advanced payments on acquisition of aircraft (Note)	(223,222)	(342,153)	(399,499)
	1,754,640	2,328,147	1,978,550

Note:

The average interest rate used for interest capitalization is 4.50% per annum for the year ended December 31, 2009 (2008: 5.43%, 2007: 5.90%).

14.	INCOME TAX

Income tax charged / (credited) to the consolidated income statement is as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	60,398	35,432	72,918
Deferred taxation (Note 34)	(7,851)	38,484	(49,155)
	52,547	73,916	23,763

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai,  were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 20% (2008: 18%, 2007: 15%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2008: 16.5%, 2007:16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%, 2007: 33%) under the New CIT Law.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the home country of the Company as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Profit/(loss) before income tax	249,205	(15,256,009)	377,938
Adjusted by:
Share of result of associates and jointly controlled entities	(22,749)	(93,718)	(88,398)
	226,456	(15,349,727)	289,540
Tax calculated at enacted tax rate of 20% (2008: 18% and 2007: 15%)	45,856	(2,762,951)	43,431
Effect attributable to subsidiaries charged at tax rates of 16.5% or 25%	(18,353)	(67,505)	(49,578)
Expenses not deductible for tax purposes	6,367	6,462	12,031
Effect of tax rate change on deferred tax	-	-	24,289
Utilization of previously unrecognized tax losses	(30,014)	-	(157,531)
Write off of deferred tax asset recognized by a subsidiary in prior year	-	34,773	-
Unrecognized tax losses for the year	300,830	1,093,350	54,647
Utilization of previously unrecognized deductable temporary differences	(1,000,624)	-	-
Unrecognized temporary differences for the year	748,485	1,769,787	96,474
Tax charge	52,547	73,916	23,763

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2009, years ended December 31, 2008 and Years ended December 31, 2007, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2009 (2008: Nil, 2007: Nil).

16.	PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB1,074 million (2008: a loss of RMB13,877 million, 2007:a profit of RMB505 million).

17.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earning per share is based on the profit attributable to equity holders of the Company of RMB169 million (2008: a loss of RMB15,269 million, 2007: a profit of RMB 379 million) and the weighted average number of shares of 6,436,828,000 (2008:4,866,950,000, 2007: 4,866,950,000) in issue during the year ended December 31, 2009.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Sponsorship fee (Note (b))	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2008	993,143	320,000	132,141	1,445,284
Other additions	-	-	23,439	23,439
At December 31, 2008	993,143	320,000	155,580	1,468,723

At January 1, 2009	993,143	320,000	155,580	1,468,723
Other additions	-	-	14,570	14,570
At December 31, 2009	993,143	320,000	170,150	1,483,293

Accumulated amortization
At January 1, 2008	-	135,064	65,514	200,578
Charge for the year	-	82,194	27,957	110,151
At December 31, 2008	-	217,258	93,471	310,729

At January 1, 2009	-	217,258	93,471	310,729
Charge for the year	-	82,194	27,605	109,799
At December 31, 2009	-	299,452	121,076	420,528

Impairment
At January 1, 2009	993,143	-	-	993,143
At December 31, 2009	993,143	-	-	993,143

Net book amount
At December 31, 2008	-	102,742	62,109	164,851

At December 31, 2009	-	20,548	49,074	69,622

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)	Impairment tests for goodwill

For the year ended December 31, 2008, the Group recognized impairment charge of RMB993 million, against goodwill which had previously been recognized in connection with the acquisition of airline businesses. The impairment charge recognized represented the amount by which the CGU’s carrying amount exceeded its recoverable amount.

The recoverable amount of a CGU was determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management.

Management determined budgeted passenger yield increase rate, load factor and aircraft daily utilization based on past performance and its expectations for market development. The discount rate used is pre-tax and reflects specific risks relating to the Group’s business.

(b)	Sponsorship fees

In March 2006, the Company entered into a sponsorship agreement (the “Sponsorship Agreement”) with the Bureau of 2010 Expo Shanghai (the “Bureau”) which designated the Group as the exclusive airline passenger carrier in the PRC to sponsor the 2010 Shanghai Expo. The Company will be entitled to a number of rights, including but not limited to the use of the Expo logo in the Group’s products, priority to purchase advertising space at the Expo site etc. In return, the Company is required to pay a total sponsorship fee of RMB320 million, RMB160 million of which would be paid in cash by installments, the remaining RMB160 million would be settled by value-in-kind services (“VIK”) (in the form of goods or services) to support the 2010 Shanghai Expo. Accordingly, an intangible asset has been recognized and amortized on straight-line basis over the period from the effective date of the Sponsorship Agreement to March 13, 2010. The outstanding sponsorship fee of RMB116 million (2008: 178 million) has been recognized as other payables (Note 29) in the Group’s balance sheet.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2009	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908
Reclassification to owned assets upon expiries of the finance leases	1,437,513	(1,437,513)	-	-	-	-
Sales and finance lease back (Note (b))	(1,984,281)	590,253	-	-	-	(1,394,028)
Transfers from construction in progress	-	-	138,057	23,704	(161,761)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	3,482,854	-	-	-	-	3,482,854
Other additions	4,616,562	448,861	19,849	270,497	355,051	5,710,820
Other disposals	(690,491)	(477,880)	(25,481)	(244,109)	-	(1,437,961)
At December 31, 2009	41,272,431	35,022,691	3,544,370	4,145,349	766,752	84,751,593

Accumulated depreciation
At January 1, 2009	14,583,418	6,526,300	781,786	2,360,080	-	24,251,584
Reclassification to owned assets upon expiries of the finance leases	726,827	(726,827)	-	-	-	-
Sales and finance lease back	(1,148,938)	-	-	-	-	(1,148,938)
Charge for the year	2,383,158	2,189,310	109,872	385,010	-	5,067,350
Other disposals	(683,869)	(477,880)	(6,756)	(171,521)	-	(1,340,026)
At December 31, 2009	15,860,596	7,510,903	884,902	2,573,569	-	26,829,970

Impairment
At January 1, 2009	966,191	473,393	13,094	550	6,623	1,459,851
Charge for the year	-	-	-	-	16,396	16,396
Sales and finance lease back	(245,090)	-	-	-	-	(245,090)
Reversal upon disposal	-	-	(13,094)	-	-	(13,094)
At December 31, 2009	721,101	473,393	-	550	23,019	1,218,063

Net book amount
At December 31, 2009	24,690,734	27,038,395	2,659,468	1,571,230	743,733	56,703,560
At January 1, 2009	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2008	32,928,494	27,815,704	2,825,748	3,883,784	480,791	67,934,521
Reclassification to owned assets upon expiries of the finance leases	3,094,561	(3,094,561)	-	-	-	-
Sales and finance lease back	(3,085,419)	3,085,419	-	-	-	-
Transfers from construction in progress	-	-	233,746	19,313	(253,059)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	411,153	3,816,843	-	-	-	4,227,996
Other additions	1,781,272	4,683,699	360,498	335,220	345,730	7,506,419
Other disposals	(719,787)	(408,134)	(8,047)	(143,060)	-	(1,279,028)
At December 31, 2008	34,410,274	35,898,970	3,411,945	4,095,257	573,462	78,389,908

Accumulated depreciation
At January 1, 2008	13,165,501	4,820,675	673,892	1,986,752	-	20,646,820
Reclassification to owned assets upon expiries of the finance leases	1,580,097	(1,580,097)	-	-	-	-
Sales and finance lease back	(1,779,979)	1,779,979	-	-	-	-
Charge for the year	2,138,172	1,913,877	108,826	379,654	-	4,540,529
Other disposals	(520,373)	(408,134)	(932)	(6,326)	-	(935,765)
At December 31, 2008	14,583,418	6,526,300	781,786	2,360,080	-	24,251,584

Impairment
At January 1, 2008	-	-	13,094	550	4,303	17,947
Charge for the year	966,191	473,393	-	-	2,320	1,441,904
At December 31, 2008	966,191	473,393	13,094	550	6,623	1,459,851

Net book amount
At December 31, 2008	18,860,665	28,899,277	2,617,065	1,734,627	566,839	52,678,473
At January 1, 2008	19,762,993	22,995,029	2,138,762	1,896,482	476,488	47,269,754

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Notes:

(a)
As at December 31, 2009, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB13,678 million (2008: RMB8,723 million) were pledged as collateral under certain loan arrangements (Note 31).

(b)
During the year ended December 31, 2009, certain aircrafts owned by the Group with an aggregate net book value of approximately RMB590 million (cost of approximately RMB1,984 million) were sold to a third party at net book value and leased back by the Group under finance lease.

20.	LEASE PREPAYMENTS

	December 31
	2009	2008
	RMB’000	RMB’000

Cost
At January 1	1,230,068	1,175,104
Other additions	-	54,964
At December 31	1,230,068	1,230,068

Accumulated amortization
At January 1	233,547	207,607
Charge for the year	25,686	25,940
At December 31	259,233	233,547

Net book amount
At December 31	970,835	996,521

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2009, the majority of these land use rights had remaining terms ranging from 37 to 52 years (2008: from 38 to 53 years).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31
	2009	2008
	RMB’000	RMB’000
At January 1	6,413,554	6,695,573
Additions	1,927,252	3,603,824
Interest capitalized (Note 13)	223,222	342,153
Transfers to property, plant and equipment (Note 19)	(3,482,854)	(4,227,996)
At December 31	5,081,174	6,413,554

Included in the Group’s balance as at December 31, 2009, the amount of accumulated interest capitalized is RMB517 million (2008: RMB518 million).

22.	INVESTMENTS IN ASSOCIATES

	December 31
	2009	2008
	RMB’000	RMB’000
Unlisted investments, at cost	568,417	808,417
Share of results/reserves	154,605	171,902
	723,022	980,319

The movement on investments in associates is as follows:

	December 31
	2009	2008
	RMB’000	RMB’000
At January 1	980,319	601,119
Costs of additional investments	-	384,186
Disposal of shares in an associate (Note)	(210,000)	-
Transfer to available-for-sale assets upon disposal of shares	(30,000)	-
Disposal of an indirectly held associate	-	(3,820)
Share of results of associates	(46,602)	69,668
Share of revaluation on available for sale investments held by associates	(585)	(19,080)
Share of other equity movement of an associate	49,692	-
Dividend received during the year	(19,802)	(51,754)
At December 31	723,022	980,319

On April 13, 2009, the Company entered into an agreement with China Aviation Industry Corporation to dispose 35% interests in Joy Air Co., Ltd (“Joy Air”) for a consideration of RMB210 million. After completion of the disposal, the Company holds a 5% interests in Joy Air and classifies the investment as available-for-sale financial assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2009	2008	2009	2008
		RMB’000	RMB’000

Eastern Air Group Finance Co., Ltd. (“EAGF”)	PRC December 6, 1995	400,000	400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	350,000	45%	45%	Provision of air catering services

Jiangsu Huayu General Aviation Co., Ltd.	PRC December 1, 2004	110,000	110,000	27%	27%	Provision of aviation support services

Eastern Aviation Import & Export Co., Ltd (“EAIEC”)	PRC June 9, 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare parts purchase

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	USD 7,000	USD 7,000	35%	35%	Provision of airline electronic product maintenance services

Shanghai Dongmei Aviation Travel Co., Ltd. (“SDATC”)	PRC October 17, 2004	51,369	51,369	27%	27%	Provision of traveling and accommodation agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2009	2008	2009	2008
		RMB’000	RMB’000

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002	25,000	25,000	30%	30%	Provision of cable and wireless communication services

Eastern Aviation Advertising Service Co., Ltd. (“CAASC”)	PRC March 4,1986	50,000	50,000	45%	45%	Provision of aviation advertising agency services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (Note (a))	PRC March 28, 2008	USD 39,500	USD 39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Note:

(a)
In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”). Shanghai P&W has a registered capital of USD40 million in which the Company holds a 51% interests. During the year ended December 31, 2009, the Company contributed USD20 million in cash to Shanghai P&W. According to the agreement, Technologies International has the power to govern the financial and operating policies as such the Company accounts for Shanghai P&W as an associate.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000

2009	3,076,841	2,353,819	911,855	(46,602)
2008	4,326,145	3,345,826	913,845	69,668

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2009	2008
	RMB’000	RMB’000
Unlisted investments, at cost	270,866	270,208
Share of post-acquisition results/reserves	101,927	92,124
	372,793	362,332

The movement on investments in jointly controlled entities is as follows:

	2009	2008
	RMB’000	RMB’000
At January 1	362,332	336,966
Dividend received during the year	(14,000)	-
Share of results	23,803	24,050
Amortization of previously unrecognized gain	658	1,316
At December 31	372,793	362,332

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable Equity interest		Principal activities
		2009	2008	2009	2008
		RMB’000	RMB’000

Shanghai Technologies Aerospace Co., Ltd. (“STA”) (Note (a))	PRC September 28, 2004	USD 73,000	USD 73,000	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	USD 2,100	USD 2,100	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	10,000	10,000	41%	41%	Provision of computer systems development

Notes:

(a)
Under a Joint Venture Agreement with the joint venture partner of STA dated March 10, 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000
2009	431,326	58,533	205,244	23,803
2008	404,888	42,556	187,997	24,050

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	OTHER LONG-TERM ASSETS

	December 31,
	2009	2008
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	374,233	509,887
Prepaid flight training fees (Note (b))	481,603	337,597
Rental and renovation deposits	23,586	26,460
Other long-term assets	46,890	67,612
	926,312	941,556

Notes:

(a)
The fair values of deposits relating to aircraft held under operating leases of the Group is RMB335 million (2008: RMB473 million), which is determined using the expected future refunds discounted at market interest rates prevailing at the year end of 0.76%–2.11% (2008: 0.75%–2.79%).

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

The aging analysis of trade receivables is as follows:

	2009	2008
	RMB’000	RMB’000
Within 90 days	1,299,761	1,107,765
91 to 180 days	37,427	24,283
181 to 365 days	9,297	30,460
Over 365 days	154,306	128,095
	1,500,791	1,290,603
Less: provision for impairment of receivables	(129,920)	(125,295)
Trade receivables	1,370,871	1,165,308

Balances with related companies included in trade receivables are summarized in Note 44(b)(i).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at December 31, 2009, trade receivables of RMB104 million (2008: RMB153 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB287 million (2008: RMB320 million) from these agents. The ageing analysis of these trade receivables is as follows:

	2009	2008
	RMB’000	RMB’000
Up to 6 months	94,840	122,407
6 to 12 months	9,260	30,451
	104,100	152,858

As at 31 December 2009, trade receivables of RMB87 million (2008: RMB84 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

The ageing of impaired receivables is as follows:

	2009	2008
	RMB’000	RMB’000
12 to 24 months overdue	32,700	15,665
Over 24 months overdue	121,606	112,430
	154,306	128,095

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2009	2008
	RMB’000	RMB’000
At January 1	125,295	86,984
Receivables written off during the year as uncollectible	-	(1,027)
Provision for impairment of receivables	4,625	39,338
At December 31	129,920	125,295

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2009	2008
	RMB’000	RMB’000
Currency
Renminbi	1,019,919	918,691
US Dollars	79,732	51,075
HK Dollars	44,332	48,901
Euro	56,663	42,706
Korea Won	26,174	9,021
Japanese Yen	93,778	56,003
Other currencies	50,273	38,911
	1,370,871	1,165,308

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2009	2008
	RMB’000	RMB’000
Restricted bank deposits (Note (a))	427,996	2,159,848
Rebates receivable on aircraft acquisitions	783,864	930,665
Ground service fees	332,446	321,727
Prepaid aircraft operating lease rentals	234,385	249,308
Rental deposits	117,472	99,843
Custom duties and value added tax recoverable	55,893	64,501
Short term deposits with original maturity over three months but less than a year (Note (b))	28,454	33,116
Amounts due from related companies (Note 44(b)(i))	61,397	189,378
Others	493,927	428,493
Subtotal	2,535,834	4,476,879
Less: Bad debt provision	(165,339)	(161,157)
	2,370,495	4,315,722

Notes:

(a)
The restricted bank deposits represent: i) a security deposit of US dollar 62 million (RMB421 million equivalent) for crude oil option contracts (2008: US dollar 117 million or RMB796 million equivalent); ii) a deposit of RMB7 million for notes payable (2008: RMB17 million).

(b)	As at December 31, 2009, the deposits were RMB and the effective interest rate on deposits with banks with original maturity over three months but less than a year was 0.36% (2008: 0.36%).

27.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2009	2008
	RMB’000	RMB’000
Renminbi	816,538	2,623,585
HK Dollars	470,234	9,433
US Dollars	253,776	494,249
Euro	43,519	126,695
Japanese Yen	30,889	37,657
Singapore Dollars	11,126	42,617
Australian Dollars	9,666	18,922
Pounds Sterling	7,860	11,016
Canadian Dollars	3,834	12,394
Others	87,806	74,442
	1,735,248	3,451,010

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	2009	2008
	RMB’000	RMB’000
Within 90 days	5,161,027	3,518,572
91 to 180 days	772,255	1,271,555
181 to 365 days	157,856	317,695
Over 365 days	389,321	351,272
	6,480,459	5,459,094

As at December 31, 2009, the trade payables and notes payable balances of the Group included amounts due to related companies of RMB1,013 million (2008: RMB1,692 million) (Note 44(b)(ii)).

As at December 31, 2009, notes payable totaling RMB4,936 million (2008: RMB3,840 million) were unsecured. Part of notes payable’s effective interests rates ranged from 1.6% to 5.9% (2008: 2.9% to 5.9%) and all notes are repayable within six months.

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2009	2008
	RMB’000	RMB’000
Accrued fuel cost	2,196,652	3,841,660
Accrued take-off and landing charges	2,331,711	1,879,751
Accrued expenses related to aircraft overhaul conducted	1,389,906	1,256,115
Other accrued operating expenses	1,181,390	1,417,988
Accrued salaries, wages and benefits	1,481,264	1,058,895
Duties and levies payable	759,446	545,482
Staff housing allowance (Note 36(b))	401,322	386,065
Deposits received from ticket sales agents	286,780	320,624
Payable to the Bureau of 2010 Expo Shanghai (Note 18(b))	116,158	-
Current portion of other long-term liabilities (Note 33)	76,577	130,460
Current portion of post-retirement benefit obligations (Note 35(b))	51,226	46,461
Amounts due to related companies (Note 44(b)(ii))	136,259	106,890
Others	1,108,513	1,255,674
	11,517,204	12,246,065

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2009, the Group had 65 aircraft (2008: 68 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31,2009			December 31,2008
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,466,415	340,985	2,125,430	2,765,969	848,980	1,916,989
In the second year	2,388,362	294,733	2,093,629	2,704,499	688,327	2,016,172
In the third to fifth year inclusive	7,405,048	620,147	6,784,901	7,805,669	1,602,339	6,203,330
After the fifth year	8,752,687	386,412	8,366,275	11,868,053	1,195,645	10,672,408
Total	21,012,512	1,642,277	19,370,235	25,144,190	4,335,291	20,808,899
Less: - amount repayable within one year	(2,466,415)	(340,985)	(2,125,430)	(2,765,969)	(848,980)	(1,916,989)
Long-term portion	18,546,097	1,301,292	17,244,805	22,378,221	3,486,311	18,891,910

The fair value of obligations under finance leases of the Group is RMB19,681 million (2008: RMB21,037 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS

	December 31,
	2009	2008
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– secured	7,566,853	3,350,114
– unsecured	5,438,021	5,237,938
	13,004,874	8,588,052

Current
Long-term bank borrowings
– secured	1,221,829	1,133,836
– unsecured	2,701,640	5,905,655
Short-term bank borrowings
– secured	-	1,284,236
– unsecured	8,406,606	18,189,593
	12,330,075	26,513,320
Total borrowings	25,334,949	35,101,372

The borrowings are repayable as follows:
Within one year	12,330,075	26,513,320
In the second year	2,714,006	4,147,845
In the third to fifth year inclusive	6,165,512	3,665,352
After the fifth year	4,125,356	774,855
Total borrowings	25,334,949	35,101,372

Note:

As at December 31, 2009, the secured bank borrowings of the Group for the purchases of aircraft was secured by the related aircrafts and buildings with an aggregate net book amount of RMB13,678 million (2008: RMB8,723 million) (Note 19).

Certain unsecured bank borrowings of the Group totaling of RMB447 million (2008: RMB957 million) were guaranteed by CEA Holding (Note 44c)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS (CONTINUED)

The terms of the long-term bank loans are summarized as follows:

Currency	Interest rate and final maturities	2009	2008
		RMB’000	RMB’000
RMB denominated	Interest rates ranging from 4.37% to 6.97% per annum with final maturities through to 2017.	6,535,520	6,898,178

U.S. dollar denominated	Interest rates ranging from 3 month LIBOR+0.25% to 6 month LIBOR+4% per annum with final maturities through to 2021	10,279,569	8,617,707

EURO denominated	Interest rate is 6 months LIBOR+0.6% with final maturity through 2010.	113,254	111,658

Total long-term bank borrowings		16,928,343	15,627,543

Note:

(a)
The fair value of long-term borrowing of the Group is RMB17,051 million (2008: RMB15,826 million), which is determined using the expected future payments discounted at prevailing market interest rates available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b)
Short-term borrowings of the Group are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People’s Bank of China. As at December 31, 2009, the interest rates relating to such borrowings ranged from 0.33% to 7.47% per annum (2008: 2.7% to 7.47% per annum). During the year ended December 31, 2009, the weighted average interest rate on short-term bank loans was 5.14% per annum (2008: 6.36% per annum).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	2009	2008
	RMB’000	RMB’000
Renminbi	12,064,354	21,955,769
US Dollars	13,157,341	13,007,688
Euro	113,254	111,658
HK Dollar	-	26,257
	25,334,949	35,101,372

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT AND ENGINES UNDER OPERATING LEASES

	2009	2008
	RMB’000	RMB’000
At January 1	1,534,018	956,910
Additional provisions	588,745	618,555
Utilization	(275,008)	(41,447)
At December 31	1,847,755	1,534,018
Less: current portion	(609,884)	(213,830)
Long-term portion	1,237,871	1,320,188

Provision of operating lease aircraft and engines return condition check represents the present value of estimated costs of major return check for aircraft and engines under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

33.	OTHER LONG-TERM LIABILITIES

	December 31,
	2009	2008
	RMB’000	RMB’000
Long-term duties and levies payable	737,369	805,794
Fair value of unredeemed points awarded under the Group’s frequent flyer programme	442,623	364,858
Payable to the Bureau of 2010 Expo Shanghai (Note 18(b))	-	177,883
Long-term payable to Aviation China Civil Flight Institute	-	30,000
Deferred gains on sale and leaseback of aircraft	8,138	14,549
Other long-term payable	91,870	58,135
	1,280,000	1,451,219
Less: Current portion (Note 29)	(76,577)	(130,460)
Long-term portion	1,203,423	1,320,759

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31
	2009	2008
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	82,272	79,802
– Deferred tax asset to be utilized within 12 months	1,476	2,145
	83,748	81,947
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(51,539)	(55,444)
– Deferred tax liability to be realized within 12 months	-	(2,145)
	(51,539)	(57,589)

Movements in the net deferred taxation asset/(liability) are as follows:

	December 31
	2009	2008
	RMB’000	RMB’000

At January 1	24,358	62,842
Credited/(charged) to income statement (Note 14)	7,851	(38,484)
At December 31	32,209	24,358

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31
	2009	2008
	RMB'000	RMB'000
Deferred tax assets:
Tax losses carried forward	-	1,846
Impairment provision for obsolete flight equipment spare parts	78,634	78,634
Impairment provision for receivables	68,553	68,553
Impairment provision for property, plant and equipment	170,808	170,808
Provision for return condition checks for aircraft and engines under operating leases	152,231	152,231
Provision for frequent flyer programme	13,619	13,619
Financial derivative liabilities	132,732	313,488
Provision for post-retirement benefits	271,672	271,672
	888,249	1,070,851
Deferred tax liabilities:
Depreciation and amortization	(855,272)	(1,024,173)
Financial derivative assets	(768)	(22,320)
	(856,040)	(1,046,493)

Movements of the net deferred tax assets/ (liabilities) of the Group for the year:

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to equity	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2009
Tax losses carried forward	1,846	(1,846)	-	-
Impairment provision for obsolete flight equipment spare parts	78,634	-	-	78,634
Impairment provision for receivables	68,553	-	-	68,553
Impairment provision for property, plant and equipment	170,808	-	-	170,808
Provision for return condition checks for aircraft and engines under operating leases	152,231	-	-	152,231
Provision for frequent flyer programme	13,619	-	-	13,619
Financial derivative liabilities	313,488	(180,756)	-	132,732
Provision for post-retirement benefits	271,672	-	-	271,672
	1,070,851	(182,602)	-	888,249
Depreciation and amortization	(1,024,173)	168,901	-	(855,272)
Financial derivative assets	(22,320)	21,552	-	(768)
Net deferred tax assets	24,358	7,851	-	32,209

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

	At the beginning of the year	(Charged)/ credited to income statement	(Charged)/ credited to equity	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2008
Tax losses carried forward	317,392	(315,546)	-	1,846
Impairment provision for obsolete flight equipment spare parts	138,783	(60,149)	-	78,634
Impairment provision for receivables	79,195	(10,642)	-	68,553
Impairment provision for property, plant and equipment	-	170,808	-	170,808
Provision for return condition checks for aircraft and engines under operating leases	96,834	55,397	-	152,231
Provision for frequent flyer programme	-	13,619	-	13,619
Financial derivative liabilities	10,449	303,039	-	313,488
Provision for post-retirement benefits	351,283	(79,611)	-	271,672
	993,936	76,915	-	1,070,851
Depreciation and amortization	(931,094)	(93,079)	-	(1,024,173)
Financial derivative assets	-	(22,320)	-	(22,320)
Net deferred tax assets/(liabilities)	62,842	(38,484)	-	24,358

In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years. As at December 31, 2009, the Group had tax losses carried forward of approximately RMB12,586 million (2008: RMB11,465 million) which will expire between 2010 and 2014, and which are available to set off against the Group companies’ future taxable income. As at December 31, 2009, the Group did not recognize RMB3,147 million (2008: RMB2,864 million) of deferred tax assets arising from tax losses available as management did not consider it probable that such tax losses would be realized before they expire.

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. For the year ended December 31, 2009, the Group’s pension cost charged to the consolidated income statement amounted to RMB390 million (2008: RMB360 million).

(ii)	Medical insurance

The Majority of the Group’s PRC employees participate in the medical insurance schemes organized by the municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee’s basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2009, the Group’s medical insurance contributions charged to the income statement amounted to RMB132 million (2008: RMB93 million).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits

In addition to the above defined contribution retirement a scheme, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2009	2008
	RMB’000	RMB’000
Present value of unfunded post-retirement benefit obligations	4,490,477	4,481,420
Unrecognized actuarial losses	(2,640,544)	(2,965,835)
Post-retirement benefit obligations	1,849,933	1,515,585
Less: current portion (Note 29)	(51,226)	(46,461)
Long-term portion	1,798,707	1,469,124

Changes in post-retirement benefit obligations are as follows:

	2009	2008
	RMB’000	RMB’000
At January 1	1,515,585	1,405,127
Costs charged in the income statement	440,878	200,603
Payments	(106,530)	(90,145)
At December 31	1,849,933	1,515,585

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statements as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Current service cost	156,000	74,478	73,416
Interest cost	169,318	102,009	83,858
Actuarial losses recognized	115,560	24,116	13,396
Total (Note 9)	440,878	200,603	170,670
The principal actuarial assumptions at the balance sheet date are as follows:

	2009	2008
Discount rate	4.25%	3.75%
Annual rate of increase of per capita benefit payment	3.00%	3.00%
Employee turnover rate	3.00%	3.00%
Mortality rate	9.07%	8.80%
Medical inflation rate	5.00%	5.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored  housing fund for its employees at rates ranging from 7% to 15% (2008: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2009, the Group’s contributions to the housing funds amounted to RMB323 million (2008: RMB282 million) which has been charged to the consolidated income statement. The staff housing fund payable as at December 31, 2009 is RMB20 million (2008: RMB25 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees who have not been allocated with any housing quarters, or who have not been allocated with a quarter above the minimum standard as set out in the Group’s staff housing allowance policy introduced in October 2003 (the “Housing Policy”) based on the area of quarter to which they are entitled and the unit price as set out in the Housing Policy.

The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation would be paid. As at December 31, 2009, the present obligation of the provision for employee’s staff housing entitlement is RMB401 million (2008: RMB386 million).

For the year ended December 31, 2009, the staff housing benefit provided under the Housing Policy amounted to RMB106 million (2008: RMB123 million) which has been charged to the consolidated income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	-	988	154,871	182,971
Forward foreign exchange contracts (Note (b))	-	-	77,016	138,760
Crude oil option contracts (Note (c))	3,490	123,010	897,744	6,319,868
Total	3,490	123,998	1,129,631	6,641,599
Less: current portion
- Interest rate swaps	-	-	(67,728)	(41,668)
- Forward foreign exchange contracts	-	-	(40,814)	(94,539)
- Crude oil option contracts	(3,490)	(123,010)	(897,744)	(6,319,868)
	(3,490)	(123,010)	(1,006,286)	(6,456,075)
Non-current portion	-	988	123,345	185,524

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group’s interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates and are accounted for as cash flow hedges. Other interest rate swaps are for swapping fixed rates into variable rates and are accounted for as fair value hedges. As at December 31, 2009, the notional amount of the outstanding interest rate swap agreements was approximately US$388 million (2008: US$471 million). These agreements will expire between 2010 and 2018.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statements of comprehensive income as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Realized (losses)/gains (recognized in the income statement)	(77,047)	10,083	59,862
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in the comprehensive income)	56,112	(126,138)	(79,783)
- fair value hedges (recognized in the income statement))	(27,530)	(49,535)	(8,824)
	(48,465)	(165,590)	(28,745)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts qualify for hedge accounting. These contracts are generally for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates and are accounted for as cash flow hedges. Other forward foreign exchange contracts are for purchasing Japanese Yen and selling U.S. dollars at fixed exchange rates and are accounted for as fair value hedges. As at December 31, 2009, the notional amount of the outstanding currency forward contracts was approximately US$82 million (2008: US$121 million), which will expire between 2010 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statements of comprehensive income as follows:

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Realized (losses)/gains (recognized in the income statement)	45,983	14,759	17,932
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in the comprehensive income)	3,272	(44,222)	1,586
- fair value hedges (recognized in the income statement))	58,472	(95,666)	(3,787)
	107,727	(125,129)	15,731

(c)	Crude oil option contracts

The Group enters into crude oil option contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil option contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each option contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

The Group did not enter into crude oil option contracts in 2009. All existing crude oil option contracts as at December 31, 2009 were entered into by the Group prior to 2009. None of the crude oil option contracts entered into by the Group qualified for hedge accounting, the realized and unrealized mark to market gains/(losses) of the crude oil option contracts during the year were recognized in the consolidated income statement.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statements of comprehensive income.

	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Realized (losses)/gains	(1,558,858)	(8,577)	120,171
Unrealized mark to market gains/(losses)	5,302,604	(6,255,791)	96,576
	3,743,746	(6,264,368)	216,747

The fair value of crude oil option contracts is determined by reference to mark-to-market values provided by counterparties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Other trading derivatives	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance December 31, 2009 Assets as per balance sheet
Available-for-sale financial assets	-	-	-	-	57,269	57,269
Derivative financial instruments	-	-	-	3,490	-	3,490
Trade receivables	1,370,871	-	-	-	-	1,370,871
Prepayments, deposits and other receivables excluding prepayments	1,993,096	-	-	-	-	1,993,096
Cash and cash equivalents	1,735,248	-	-	-	-	1,735,248
Total	5,099,215	-	-	3,490	57,269	5,159,974

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other trading derivatives	Other financial liabilities at amortized cost	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance December 31, 2009 Liabilities as per balance sheet
Borrowings	25,334,949	-	-	-	-	25,334,949
Obligations under finance leases	19,370,235	-	-	-	-	19,370,235
Derivative financial instruments	-	-	128,094	1,001,537	-	1,129,631
Trade payables and notes payable	6,480,459	-	-	-	-	6,480,459
Other payables and accrued expenses	11,517,204	-	-	-	-	11,517,204
Total	62,702,847	-	128,094	1,001,537	-	63,832,478

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Other trading derivatives	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance December 31, 2008 Assets as per balance sheet
Available-for-sale financial assets	-	-	-	-	31,268	31,268
Derivative financial instruments	-	-	-	988	-	988
Trade receivables	1,165,308	-	-	-	-	1,165,308
Prepayments, deposits and other receivables excluding prepayments	3,854,108	-	-	-	-	3,854,108
Cash and cash equivalents	3,451,010	-	-	-	-	3,451,010
Total	8,470,426	-	-	988	31,268	8,502,682

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other trading derivatives	Other financial liabilities at amortized cost	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance December 31, 2008 Liabilities as per balance sheet
Borrowings	35,101,372	-	-	-	-	35,101,372
Obligations under finance leases	20,808,899	-	-	-	-	20,808,899
Derivative financial instruments	-	-	186,007	6,455,592	-	6,641,599
Trade payables and notes payable	5,459,094	-	-	-	-	5,459,094
Other payables and accrued expenses	12,246,065	-	-	-	-	12,246,065
Total	73,615,430	-	186,007	6,455,592	-	80,257,029

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	SHARE CAPITAL

		December 31,
		2009	2008
		RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)		6,087,375	3,300,000
— Tradable shares held by CEA Holding with trading moratorium	(a), (b) & (c)	4,831,375	2,904,000
— Tradable Shares held by other investors with trading moratorium	(c)	860,000	-
— Tradable Shares without trading moratorium		396,000	396,000
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)		3,494,325	1,566,950
— Tradable Shares held by CES Global with trading moratorium	(b)	1,437,375	-
— Tradable shares without trading moratorium	(c)	2,056,950	1,566,950

		9,581,700	4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

a)
On January 4, 2007, the Company’s share reform plan was approved by the Ministry of Commerce and implemented on January 9, 2007. In this connection, CEA Holding granted 96 million shares in total to the holders of the circulating shares and the original 2,904,000,000 non-circulating shares held by CEA Holding were granted the status of listing with a lock up period of 36 months from the effective date of the share reform.

b)
On May 19, 2009, China Securities Regulatory Commission (the “CSRC”) approved the Company’s application for additional issuance of 1,437,375,000 H Shares of par value of RMB1.00 each. CES Global subscribed for all the shares under this issue and undertook that it would not transfer the subscribed H Shares within 36 months from the completion date of the issuance. The issue price was HKD1.13 per share and the total proceed of HKD1,630,342,000, equivalent  to RMB1,437,375,000 (the “Proceeds of 1st H Shares issuance”) from the issuance was received by the Company on June 26, 2009 and verified by a PRC Certified Public Accountants firm.

On June 5, 2009, CSRC approved the Company’s application for non-public issuance of 1,437,375,000 A Shares of par value of RMB1.00 each to CEA Holding. The issue price was RMB3.87 per share and the total proceed of RMB5,562,641,000 (the “Proceeds of 1st A Shares issuance”) from the issue was received by the Company on June 25, 2009 and verified by a PRC Certified Public Accountants firm. According to the commitment of CEA Holding, it would not transfer the shares of the Company in which it owns interests (including the original 2,904,000,000 non-circulating shares as mentioned in Note (a) above) within 3 years after the completion of this non-public issue.

The total amount of the aforementioned Proceeds of 1st A Shares issuance and Proceeds of 1st H Shares issuance were RMB7,000,016,000, after deducting the share issue expenses of RMB14,878,000, the net proceeds raised from the above share issues amounted to RMB6,985,138,000, of which RMB2,874,750,000 is recorded as share capital and the remaining RMB4,110,388,000 is recorded as share premium.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	SHARE CAPITAL (CONTINUED)

c)
On November 27, 2009, CSRC approved the Company’s application for additional issuance of 490,000,000 new H Shares of par value of RMB 1.00 each to CES Holding. The issue price was HKD1.56 per share and the total proceed of HKD764,400,000, equivalent to RMB673,383,000 (the “Proceeds of 2nd H Shares issuance”), was received by the Company on December 10, 2009 and has been verified by a PRC Certified Public Accountants firm.

On December 2, 2009, CSRC approved the Company’s application for non- public issuance of 1,350,000,000 A Shares of par value of RMB1.00 each. 490,000,000 shares of which were subscribed by CEA Holding which undertook that it would not transfer the subscribed A Shares within 36 months from the completion date of the issuance. The remaining 860,000,000 shares under this issue were subscribed by other investors which undertook that it would not transfer the subscribed A Shares within 12 months from the completion date of the issuance. The issue price was RMB4.75 per share and the total proceed of RMB6,412,500,000 from this issue (the “Proceeds of 2nd A Shares issuance”), was received by the Company on December 15, 2009 and has been verified by a PRC Certified Public Accountants firm.

The total amount of the aforementioned Proceeds of 2nd A Shares issuance and Proceeds of the second H Shares issuance were RMB7,085,883,000, after deducting the share issue expenses of RMB14,854,000, the net proceeds raised from the above share issues amounted to RMB7,071,029,000, of which RMB1,840,000,000 is recorded as share capital and the remaining RMB5,231,029,000 is recorded as share premium.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES

	Share premium (Note 39)	Revaluation reserve	Capital reserve (Note (b))	Hedging reserve (Note 37)	Other reserves	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2008	1,006,455	23,816	(720,057)	(25,030)	22,167	(2,813,730)	(2,506,379)
Unrealized loss on cash flow hedges (Note 37)	-	-	-	(170,525)	-	-	(170,525)
Realized gains on cash flow hedges (Note 37)	-	-	-	165	-	-	165
Fair value movements of available for sale investments held by associates	-	-	-	-	(19,080)	-	(19,080)
Loss attributable to equity holders of the Company	-	-	-	-	-	(15,268,532)	(15,268,532)
At December 31, 2008	1,006,455	23,816	(720,057)	(195,390)	3,087	(18,082,262)	(17,964,351)

At January 1, 2009	1,006,455	23,816	(720,057)	(195,390)	3,087	(18,082,262)	(17,964,351)
Unrealized gain on cash flow hedges (Note 37)	-	-	-	59,384	-	-	59,384
Realized loss on cash flow hedges (Note 37)	-	-	-	(1,470)	-	-	(1,470)
Capital reserve attributed by shareholders of an associate	-	-	-	-	49,692	-	49,692
Fair value movements of available for sale investments held by associates	-	-	-	-	(585)	-	(585)
Issuance of new shares (Note 39)	9,341,417	-	-	-	-	-	9,341,417
Profit attributable to equity holders of the Company	-	-	-	-	-	168,766	168,766
At December 31, 2009	10,347,872	23,816	(720,057)	(137,476)	52,194	(17,913,496)	(8,347,147)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES (CONTINUED)

Notes:

(a)	Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Standards, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Standards, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company’s listing.

41.	NON-CURRENT ASSETS HELD FOR SALE

In December 2006, the Board passed a resolution to dispose of certain older aircrafts and related flight equipments in the forthcoming 12-months. Accordingly, these aircrafts together with related flight equipments and spare parts were classified as non-current assets held for sale as at December 31, 2006. Since then the Company has been actively seeking buyers for these assets. In December 2009, the Company signed a sales and purchase agreement with a third-party to dispose these aircraft in 2010. An impairment loss of RMB35 million has been recognized in the income statement in relation to these assets with reference to the contract price (Note 10).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax	249,205	(15,256,009)	377,938
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	5,177,149	4,755,622	4,694,888
Gains on disposals of property, plant and equipment	-	(267,084)	(674)
Share of results of associates	46,602	(69,668)	(58,312)
Share of results of jointly controlled entities	(23,803)	(24,050)	(30,086)
Amortization of lease prepayments	25,686	25,940	24,847
Net foreign exchange gains	(95,379)	(1,970,990)	(2,023,032)
Amortization of deferred revenue	71,354	(19,965)	(12,594)
Unrealized (gain)/loss arising from fair value movements of financial derivatives	(5,333,546)	6,400,992	(96,575)
Consumption of flight equipment spare parts	351,151	476,282	468,888
Impairment provision of trade and other receivables	8,807	39,338	10,481
Provision for post-retirement benefits	440,878	200,603	170,670
Provision for return condition checks for aircraft and engines under operating leases	588,745	618,556	446,289
Impairment loss	109,417	2,976,678	227,456
Interest income	(109,925)	(89,275)	(96,849)
Interest expenses	1,754,640	2,328,147	1,978,550
Gain on disposal of an associate and available-for-sale financial assets	-	(13,557)	-
Gain on contribution to a jointly controlled entity	-	-	(31,620)
Gain on disposal of a subsidiary	-	-	(54,441)
Operating profit before working capital changes	3,260,981	111,560	5,995,824

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(465,626)	(529,068)	(409,392)
Trade receivables	(210,188)	922,431	(470,065)
Prepayments, deposits and other receivables	540,134	(452,548)	4,522
Sales in advance of carriage	406,305	(197,331)	319,550
Trade payables and notes payables	1,021,365	1,792,556	(1,625,313)
Other payables and accrued expenses	(481,798)	1,928,495	(428,694)
Other long-term liabilities	(224,075)	(431,956)	(74,081)
Provision for return condition checks for aircraft and engines under operating leases	(275,008)	(41,448)	-
Staff housing allowances	(90,514)	(100,428)	(76,381)
Post-retirement benefit obligations	(106,530)	(90,145)	(89,227)
Operating lease deposits	132,644	30,348	(3,909)
	246,709	2,830,906	(2,852,990)
Cash generated from operations	3,507,690	2,942,466	3,142,834

(b)	Non-cash transactions

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Investing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	-	7,964,792	8,395,965

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2009	2008
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft, engines and flight equipment	74,161,006	52,533,736
- Other property, plant and equipment	544,490	130,180
	74,705,496	52,663,916
Authorized but not contracted for:
- Other property, plant and equipment	3,856,033	5,235,712
	3,856,033	5,235,712
	78,561,529	57,899,628

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	2009	2008
	RMB’000	RMB’000
Within one year	10,480,635	8,852,380
In the second year	11,082,051	13,174,190
In the third year	16,661,512	9,051,539
In the fourth year	18,802,713	9,224,482
Over four years	17,134,095	12,231,145
	74,161,006	52,533,736

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2009	2008
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	2,404,916	2,671,355
In the second year	1,901,941	2,330,080
In the third to fifth year inclusive	4,468,013	4,598,624
After the fifth year	3,398,064	4,100,560
	12,172,934	13,700,619
Land and buildings
Within one year	153,453	202,540
In the second year	124,160	124,643
In the third to fifth year inclusive	335,059	325,423
After the fifth year	2,404,003	2,398,361
	3,016,675	3,050,967
	15,189,609	16,751,586

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 50.42% of the Company’s shares as at December 31, 2009 (2008: 59.67%).

(a)	Related party transactions

		Income/ (expense or payments)
Nature of transaction	Related party	2009	2008
		RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.36% per annum (2008: 0.36% per annum)	EAGF*	17,536	30,766

Interest expense on loans at rate of 4.67% per annum (2008: 4.87% per annum)	EAGF*	(148,648)	(22,267)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	Kunming Dongmei Aviation Travel Co., Ltd.	(11,697)	(11,468)
	SDATC*	(3,996)	(610)

	Shanghai Tourism (HK)
	Co., Ltd	(52)	(1,696)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC*	(48,489)	(47,257)

Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(60,598)	(64,653)
	STA	(137,273)	(131,081)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2009	2008
		RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:
Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd.	(238,772)	(267,117)
	Xian Eastern Air Catering Investment Co., Ltd.	(37,834)	(36,526)
	Yunnan Eastern Air Catering Investment Co., Ltd.	(31,812)	(40,836)
	Qingdao Eastern Air Catering Investment Co., Ltd	(24,583)	(27,480)
	Wuxi Eastern Air Catering and Beverage Investment Co., Ltd.	(15,249)	(15,183)
	Wuhan Eastern Air Catering Investment Co., Ltd.	(14,943)	(14,718)
	Ningbo Eastern Air Catering Investment Co., Ltd.	(14,666)	(14,071)
	Jiangxi Eastern Air Catering Investment Co., Ltd	(13,468)	(12,105)
	Anhui Eastern Air Catering Investment Co., Ltd.	(11,624)	(10,838)
	Shanxi Eastern Air Catering Investment Co., Ltd.	(10,667)	(4,018)
	Gansu Eastern Air Catering Investment Co., Ltd.	(10,333)	(7,952)
	Qilu Eastern Air Catering Investment Co., Ltd.	(7,371)	(7,546)
	Heibei Eastern Air Catering Investment Co., Ltd.	(5,235)	(1,902)
	Shanghai Meixin Eastern Air Catering Investment Co., Ltd.	(4,010)	(3,233)
	Yantai Eastern Air Catering Investment Co., Ltd.	(229)	(144)
	Wuxi Eastern Air Catering Investment Co., Ltd.	(504)	(335)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2009	2008
		RMB’000	RMB’000
Disposal of an associate	CEA Holding	-	33,972

Advertising expense	CAASC	(13,002)	(3,595)

Automobile maintenance fee	CEA Development Co. Ltd	(32,301)	(23,595)

Equipment maintenance fee	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(5,258)	(8,958)

Land and building rental	CEA Holding	(55,140)	(55,399)

(b)	Balances with related companies

(i)	Amounts due from related companies

Nature	Company	2009	2008
		RMB’000	RMB’000
Trade receivables (Note 25)	Kunming Dongmei Aviation Travel Co., Ltd.	13,177	5,028
	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd	11,012	11,012
	SDATC	3,164	9,714
	Others	13,234	17,246
		40,587	43,000

Prepayments, deposits and other receivables (Note 26)	EAIEC	52,016	181,788
	Eastern China Kaiya System Integration	4,613	2,871
	Others	4,768	4,719
		61,397	189,378
All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)	Amounts due to related companies

Nature	Company	2009	2008
		RMB’000	RMB’000
Trade payables and notes payable (Note 28)	EAIEC	907,817	1,507,760
	Shanghai Eastern Air Catering Co., Ltd.	94,275	148,471
	Yunnan Eastern Air Catering Investment Co., Ltd	1,115	665
	Yunnan Eastern China Kaiya System Integration Co., Ltd	1,616	4,216
	Wheels & Brakes	140	16,353
	Others	8,180	14,968
		1,013,143	1,692,433

Other payables and accrued expenses (Note 29)	CEA Holding	122,257	69,497
	CEA Northwest Co., Ltd	8,000	8,000
	Eastern China Kaiya System Integration Co., Ltd.	3,376	11,334
	EAIEC	-	10,106
	Others	2,626	7,953
		136,259	106,890

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. Except for the notes payable to EAIEC which are with discount rates ranging from 1.74% to 2.70% (2008: 3.30% to 5.91%) and repayable within six months, all other amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Balances with related companies (continued)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate
	2009	2008	2009	2008
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables)
“EAGF”	0.40%	0.40%	465,238	1,202,892
Short-term loans (included in Borrowings)
“EAGF”	4.40%	4.30%	595,110	295,181
Long-term loans (included in Borrowings)
“EAGF”	4.67%	4.87%	230,000	-
Long-term loans (included in Borrowings)
“CEA Holding”	4.67%	4.87%	162,000	162,000

(c)	Guarantees by holding company

As at December 31, 2009, bank loans of the Company’s subsidiaries with an aggregate amount of RMB447 million (2008: RMB957 million) were guaranteed by CEA Holding (Note 31).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

46.	CONTINGENT LIABILITIES

The family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on November 21, 2004, sued the Company in a U.S. court for compensation. After the case entered the procedures on appeal, the California Court of Appeal, dismissed the appeal of the plaintiff and affirmed the original order. Subsequent to that, on March 16, 2009, the plaintiff sued the Company in the Beijing No. 2 Intermediate People’s Court. On August 18, 2009, Beijing No. 2 Intermediate People’s Court accepted the case. Legal documents including summons, prosecution notifications and others have been served on the Company. Trial is yet to begin. The management of the Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company.

As at December 31, 2009, except of the above, the Group was not involved in any other litigation, arbitration or claim of material importance.

47.	POST BALANCE SHEET EVENT

On July 10, 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines Co., Ltd (“Shanghai Airlines”) in relation to a proposed acquisition of Shanghai Airlines (the “Proposed Acquisition”). Pursuant to the Absorption Agreement, the Company will issue a maximum of 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. On October 9, 2009, the Company convened the relevant shareholders’ meeting in which the Proposed Acquisition was approved.

On December 30, 2009, the Proposed Acquisition was approved by CSRC. On January 28, 2010 (the “Acquisition Date”), the Company issued 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines resulting in Shanghai Airlines becoming a wholly owned subsidiary of the Company.

The fair value of identifiable assets and liabilities (the “Acquired Assets and Liabilities”) of Shanghai Airlines as at the Acquisition Date were estimated by the Board through a valuation conducted by an independent valuer in respect of the Acquired Assets and Liabilities as at December 31, 2009.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.	POST BALANCE SHEET EVENT (CONTINUED)

The carrying amount and fair value of the Acquired Assets and Liabilities, provisionally determined, are as follows:

	Carrying Amount	Fair Value
	RMB’000	RMB’000

Assets
Non-current assets
Intangible assets	21,352	21,352
Property, plant and equipment	10,274,572	8,549,043
Lease prepayments	115,804	551,336
Advanced payments on acquisition of aircraft	1,072,367	1,072,367
Investments in associates	59,714	59,714
Investments in jointly controlled entities	19,184	19,184
Available-for-sale financial assets	181,780	181,780
Other long-term assets	526,659	526,659
Deferred tax assets	510	510
	12,271,942	10,981,945
Current assets
Flight equipment spare parts	333,043	333,043
Trade receivables	698,362	698,362
Prepayments, deposits and other receivables	1,398,095	1,398,095
Cash and cash equivalents	1,167,565	1,167,565
	3,597,065	3,597,065
Total assets	15,869,007	14,579,010

Liabilities
Current liabilities
Sales in advance of carriage	311,170	311,170
Trade payables and notes payable	1,383,575	1,383,575
Other payables and accrued expenses	2,492,280	2,492,280
Current portion of obligations under finance leases	73,691	73,691
Current portion of borrowings	5,711,604	5,711,604
Income tax payable	16,433	16,433
Current portion of provision for return condition checks for aircraft under operating leases	46,378	46,378
Derivative liabilities	18,004	18,004
	10,053,135	10,053,135

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.	POST BALANCE SHEET EVENT (CONTINUED)

The carrying amount and fair value of the Acquired Assets and Liabilities, provisionally determined, are as follows:

	Carrying Amount	Fair Value
	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	1,010,646	1,010,646
Borrowings	4,209,955	4,209,955
Provision for return condition checks for aircraft under operating leases	639,556	639,556
Other long-term liabilities	248,218	248,218
Deferred tax liabilities	1,163	1,163
Post-retirement benefit obligations	417,369	417,369
	6,526,907	6,526,907
Total liabilities	16,580,042	16,580,042
Net liabilities	711,035	2,001,032
Minority interests	53,920	53,920
Net liabilities acquired	764,955	2,054,952