Form 20-F
period 2010-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2011-06-29
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

As of December 31, 2010, 7,782,213,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 3,494,325,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐   No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐   No  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

In this Annual Report, the term “we”, “us”, “our”, “our Company” or “China Eastern” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries (collectively, the “Group”), or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term “CEA Holding” refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

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

See “Item 3. Key Information - Exchange Rate Information” for details of exchange rates.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report may be deemed to constitute forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	the planned expansion of our cargo operations;

•	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	the impact of macroeconomic fluctuations (including the fluctuations of oil prices, interest and exchange rates);

•	certain statements with respect to trends in prices, volumes, operations, margins, risk management, overall market trends and exchange rates;

•	our expansion plans, including possible acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots;

•	our plan to expand cargo operations; and

•	the impact of unusual events on our business and operations.

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “may”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	any changes in the regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the development of the high-speed rail network in the PRC;

•	the introduction of the Emissions Trading System of the European Union (the "Emissions Trading System");

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	changes in political, economic, legal and social conditions in China;

•	the fluctuation of interest rates;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne- kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.                  Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2.                  Offer Statistics and Expected Timetable

Not applicable.

Item 3.                  Key Information

A.             Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the selected financial data from the balance sheets as of December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets as of December 31, 2009 and 2010 and the related footnotes are included in this Annual Report.

Pursuant to SEC Release 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP” eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on IFRS and no longer provide a reconciliation between IFRS and U.S. GAAP.

The following information should be read in conjunction with, and is qualified in its entirety by our audited consolidated financial statements included in this Annual Report.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Income Statement Data (IFRS):
Revenues	37,557	42,534	41,073	38,990	73,804
Other operating income and gains	424	488	672	1,288	658
Operating expenses	(40,695)	(42,894)	(56,828)	(38,456)	(68,765)
Operating profit / (loss)	(2,714)	128	(15,083)	1,821	5,697
Finance income / (costs), net	(757)	162	(267)	(1,549)	(347)
Profit / (loss) before income tax	(3,338)	378	(15,256)	249	5,418
Profit / (loss) for the year attributable to owners of the parent	(3,035)	379	(15,269)	169	4,958
Basic and fully diluted earnings / (loss) per share(1)	(0.62)	0.08	(3.14)	0.03	0.44
Basic and fully diluted earnings / (loss) per ADS	(62.35)	7.78	(313.72)	2.63	22.24

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	1,987	1,655	3,451	1,735	3,078
Net current liabilities	(24,588)	(26,098)	(43,458)	(28,648)	(27,184)
Non-current assets	51,725	57,949	62,652	64,988	91,254
Long term borrowings, including current portion	(14,932)	(14,675)	(15,628)	(16,928)	(27,373)
Obligations under finance leases, including current portion	(11,949)	(16,452)	(20,809)	(19,370)	(19,208)
Total share capital and reserves attributable to the parent	2,534	2,361	(13,097)	1,235	15,271
Non-current liabilities	(24,059)	(28,540)	(27,597)	(30,230)	(37,377)
Total assets less current liabilities	27,538	32,153	16,204	36,341	64,069

(1)
The calculation of earnings/(loss) per share for 2006, 2007 and 2008 are based on the consolidated profit/(loss) attributable to the owners of the parent and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of shares of 6,436,828,000. The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of 11,149,426,000 ordinary shares outstanding.

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi or Hong Kong dollar amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.60 to US$1.00 and HK$7.78 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 31, 2010. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On June 24, 2011, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.47=US$1.00 and HK$7.79=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00(1)		HK$ per US$1.00(1)
	High	Low	High	Low

November 2009	6.8300	6.8255	7.7501	7.7495
December 2009	6.8299	6.8244	7.7572	7.7495
January 2010	6.8295	6.8258	7.7752	7.7539
February 2010	6.8370	6.8258	7.7716	7.7619
March 2010	6.8254	6.8270	7.7648	7.7574
April 2010	6.8275	6.8229	7.7675	7.7565
May 2010	6.8310	6.8245	7.8030	7.7626
June 2010	6.8296	6.8268	7.7935	7.7906
July 2010	6.7807	6.7714	7.7962	7.7651
August 2010	6.8069	6.7670	7.7788	7.7605
September 2010	6.8102	6.6869	7.7738	7.7561
October 2010	6.6912	6.6397	7.7648	7.7515
November 2010	6.6892	6.6330	7.7656	7.7501
December 2010	6.6745	6.6000	7.7833	7.7612
January 2011	6.6364	6.5809	7.7978	7.7683
February 2011	6.5965	6.5520	7.7957	7.7823
March 2011	6.5743	6.5483	7.8012	7.7750
April 2011	6.5477	6.4900	7.7784	7.7669
May 2011	6.5073	6.4786	7.7855	7.7652
June 2011 (up to June 24, 2011)	6.4830	6.4628	7.7976	7.7767

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	RMB per US$1.00(1)	HK$ per US$1.00

2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8307	7.7513
2010	6.7603	7.7692

Source: Federal Reserve Statistical Release

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2010, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2006	2007	2008	2009	2010
Selected Airline Operating Data:
Capacity:
ATK (millions)	11,065.6	12,085.9	11,642.2	12,505.5	17,887.4
ASK (millions)	70,468.3	77,717.2	75,964.3	84,456.4	119,450.9
AFTK (millions)	4,723.4	5,091.3	4,805.4	4,904.5	7,136.8
Traffic:
Revenue passenger-kilometers (millions)	50,271.9	57,182.6	53,785.3	60,942.1	93,152.8
Revenue tonne-kilometers (millions)	6,931.0	7,713.9	7,219.0	7,908.7	12,599.0
Revenue passenger tonne-kilometers (millions)	4,487.0	5,099.8	4,798.9	5,434.5	8,290.5
Revenue freight tonne-kilometers (millions)	2,444.0	2,614.1	2,420.1	2,474.2	4,308.5
Kilometers flown (millions)	434.6	478.1	467.0	515.2	743.89
Hours flown (thousands)	678.3	756.0	755.2	838.3	1,195.1
Number of passengers carried (thousands)	35,039.7	39,161.4	37,231.5	44,043.0	64,930.4
Weight of cargo carried (millions of kilograms)	893.2	940.1	889.5	943.9	1,464.9

	Year Ended December 31,
	2006	2007	2008	2009	2010
Average distance flown (kilometers per passenger)	1,434.7	1,460.2	1,444.6	1,383.7	1,434.7
Load Factor:
Overall load factor (%)	62.6	63.8	62.0	63.2	70.4
Passenger load factor (%)	71.3	73.6	70.8	72.2	78.0
Break-even load factor (based on ATK) (%)	71.1	67.7	90.7	66.0	67.5
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.61	0.62	0.62	0.54	0.63
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.30	2.10	2.21	1.67	1.95
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.20	5.27	5.38	4.67	5.35
Unit cost (operating expenses/ATK)	3.70	3.57	4.88	3.08	3.61

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 7.0% in 2008. While there was no material appreciation of the value of Renminbi against the U.S. dollar in 2009, the value of the Renminbi against the U.S. dollar appreciated by approximately 3.0% in 2010. In May 2007, the PRC government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the PRC government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2010, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB57,774 million, of which the US dollar liabilities accounted for 67.2%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and development. We usually use hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of December 31, 2010, the foreign currency hedging contracts, of which 48 are forward contracts, held by us which are still open amounted to a notional amount of US$48 million (December 31, 2009: US$82 million), which will expire between 2011 and 2017.

Our Group recorded a increase in net exchange gains during the reporting period. As of December 31, 2009 and 2010, our Group’s exchange gains were RMB95 million and RMB1,075 million, respectively. Due to the large value of existing net foreign currency liabilities denominated in U.S. dollars, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

Our operations may be affected by rising inflation rates within the PRC.

Inflation rates within the PRC have been on a sharp uptrend in recent years. The PRC government has taken numerous monetary tightening measures, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down economic growth and control price rises. Increasing inflationary rates are due to many factors beyond our control, such as rising food prices, rising production and labour costs, high lending levels, PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. We cannot assure you that  inflationary trends will not continue to rise in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than we have anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures within the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. Since January 1, 2010, our revenue from the provision of international transportation services have been exempted from business tax, in accordance with a notice jointly issued by the PRC finance and tax authorities. To the extent that there are any withdrawals of, or changes in, our preferential tax treatment or tax exemptions from which we benefit, or increases in the applicable effective tax rate, our tax liability may increase correspondingly.

Uncertainties embodied in the PRC legal system may limit certain legal protection available to investors.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that may limit the legal protection available to investors. Such uncertainties arise as the legal system in the PRC is continuing to evolve. Even where adequate laws exist in the PRC, the enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. In addition, the PRC legal system is based on written statutes and their interpretation, and prior court decisions may be cited as reference but have limited roles as precedents. As such, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. We have full or majority board control over the management and operation of all of our subsidiaries established in the PRC. The control over these PRC entities and the exercise of shareholder rights are subject to their respective articles of association and PRC laws applicable to foreign-invested enterprises in the PRC, which may be different from the laws of other developed jurisdictions.

The PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. The relative inexperience of the PRC’s judiciary in many cases also creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Furthermore, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation, implementation and enforcement of these laws and regulations involve uncertainties due to the lack of established practice available for reference. We  cannot predict the effect of future legal development in the PRC, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the inconsistencies between local rules and regulations and national law. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effect. As a result, we may not be aware of a violation of these policies and rules until sometime after the violation has occurred. This may also limit the remedies available to investors and to us in the event of any claims or disputes with third parties.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

•	route allocation;

•	pricing of domestic airfares;

•	the administration of air traffic control systems and certain airports;

•	air carrier certifications and air operator certification; and

•	aircraft registration and aircraft airworthiness certification.

Our ability to provide services on international routes is subject to a variety of bilateral civil air transport agreements between China and other countries, international aviation conventions and local aviation laws. As a result of government regulations, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

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

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second and third quarters than in the first and fourth quarters. As a result, the Company’s results tend to be volatile and subject to rapid and unexpected change.

Limitations on foreign ownership of PRC airline companies may affect our access to capital markets finding or business opportunities.

The current CAAC policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a Chinese airline company. As of December 31, 2010, approximately 30.99% of our total outstanding shares were held by non-Chinese, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

Any jet fuel shortages or any increase in domestic or international jet fuel prices may materially and adversely affect our financial condition and results of operations.

The availability, price volatility and cost of jet fuel has a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policies, the rapid growth of the economies of certain countries, including China and India, the levels of inventory carried by industries, the amounts of reserves built by governments, disruptions to production and refining facilities and weather conditions. The fuel efficiency of our aircraft decreases as they advance in age which results in an overall increase in our aviation fuel costs. These and other factors that impact the global supply and demand for aviation fuel may affect our financial performance due to its sensitivity to fuel prices.

            Fuel costs constitute a significant portion of our operating costs and, in 2010, accounted for approximately 31.42% of our total operating costs. We generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we also enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In 2010, we did not enter into any new crude oil option contracts, and those signed in past years will be settled by December 31, 2011. We may not be able to successfully manage our exposure to changes in fuel prices through the use of these derivative transactions.

From 2009 to 2010, our fuel expenses increased by 76.3%, partially as a result of the expansion of our scale of operations and an increase of 20% in the average weighted price of jet fuel in 2010 compared to 2009. Jet fuel prices were volatile in early 2011, with the political instability and turmoil in certain Middle Eastern countries, as well as the natural disaster in Japan. As such, we cannot assure you that jet fuel prices will not further fluctuate in the future. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased jet fuel costs we may encounter in the future.

The airline industry is subject to increasing environmental regulations, which lead to increased costs and affect profitability.

In recent years, regulatory authorities in China and other countries have issued a number of directives and other regulations to address, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, aircraft age and environmental contamination clean-up. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life. In addition, the European Commission has indicated that the Emissions Trading System will apply to the airline industry from 2012, which will require airlines flying into, out of and within the European Union to pay for any emissions that exceed a defined cap. We expect to continue to incur expenditures on an ongoing basis to comply with environmental regulations. Furthermore, compliance with environmental regulations could restrict our ability to modify or expand facilities or continue operations, or could require us to install costly pollution control equipment or incur other significant expenses, including remediation costs.

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

Risks Relating to the Company

We utilize fuel hedging arrangements which may result in losses.

As protection against increases in fuel prices, we from time to time hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. While we have not entered into any new fuel hedging contracts since the beginning of 2009 due to a change in PRC government regulations which requires prior approval from the PRC government before we can enter into fuel hedging contracts, we are in the process of seeking such approval from the PRC government and it is possible that we may enter into fuel hedging contracts in the future. For the years ended December 31, 2009 and 2010, we hedged 52.6% and 28.2%, respectively, of our annual fuel consumption in these years. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.

Our indebtedness and other obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. During a period of time between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets.  As of December 31, 2010, our total liabilities were RMB86,772 million and our accumulated losses were RMB12,956 million. As of the same date, our current liabilities exceeded our current assets by RMB27,184 million. Our total bank borrowings amounted to RMB38,566 million and our short-term bank loans outstanding totaled RMB11,193 million as of December 31, 2010. In addition, we added a total of 25 aircraft to our fleet, by purchase or finance lease (excluding operating lease) in 2010, including 14 A320 aircraft, three A321 aircraft, five B737-700 and three B737-800 aircraft. See the section headed “Item 4. Information on the Company — Property, Plant and Equipment — Fleet.” Our substantial indebtedness and other obligations could materially adversely affect our business and operations, including requiring us to dedicate additional cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage when compared to competitors that have less debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us and limiting our ability to satisfy payment of our existing indebtedness and other obligations under our indebtedness.

Moreover, we are largely dependent upon cash flows generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We have arranged financing with domestic and foreign banks in China as necessary to meet our working capital requirements. We have also tried to ensure our liquidity by structuring a substantial portion of our short-term bank loans to be rolled over upon maturity. These efforts, however, may ultimately prove insufficient. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the aviation industry, as well as by prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

We are subject to interest rate fluctuation risk.

Out total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2009 and 2010 were RMB44,705 million and RMB57,774 million, respectively, of which short-term liabilities accounted for 32.3% and 30.0%, respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2009 and 2010, our liabilities denominated in U.S. dollars accounted for 68.8% and 67.2%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 30.9% and 31.0%, respectively, of our total liabilities. Fluctuations in U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. From April 2006 to December 2007, the PBOC raised the benchmark five-year lending rate seven times from 6.39% to 7.83%. Beginning in September 2008, the PBOC decreased the benchmark five-year lending rate five times from 7.83% to 5.94% in December 2008. Since then, the PBOC has raised the benchmark five-year lending rate four times from 5.94% to 6.8% in April 2011.A substantial majority of our borrowings denominated in U.S dollars are linked to floating LIBOR rates which decreased overall in 2010. However, the relevant lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

We may not be able to secure future financing at terms acceptable to us or at all.

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2010, we had total credit facilities of RMB47.03 billion from various banks, of which RMB30.72 billion are not utilized, and expect to roll over these bank facilities in future years. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. The unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financings or other additional financing on acceptable terms. Although we have secured financing for our aircraft scheduled for delivery in 2010, we are still in the process of obtaining financing for some aircraft we have scheduled for delivery in future years. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operating or other sources to acquire the aircraft.

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

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds 42.84% of our Company’s equity interests on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling person of our Company and most of the other major Chinese airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all Chinese airlines, we cannot assure you that the CAAC will not favor other Chinese airlines over our Company.

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

 The continued effects of the global recession could affect air travel.

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment levels, strong consumer confidence levels and the availability of consumer and business credit. In 2008 and 2009, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which led to a reduction in economic activity.  As a result, we continued to experience significantly weaker demand for air travel, especially internationally, in 2009. To respond to this external environment, we reduced our international flights and reallocated our capacity by focusing more on the domestic market. Although international air travel generally recovered in 2010 due to the gradual global economic recovery, ongoing events such as the continued instability of European financial markets, as well as recent events such as the political instability and turmoil in certain Middle Eastern countries and the natural disasters in Japan in early 2011 may adversely affect economic activity and financial markets, which would have an overall effect on international air travel, or may weaken demand for air travel to and from those areas. The risk remains that the global economy, including the PRC economy, may continue to suffer the continued effects of the global recession and the PRC government may have to readjust its macroeconomic control measures accordingly, causing the growth or demand for our air transport services to slow down, which may negatively affect our business, financial condition and results of operations. In addition, while the PRC government instituted certain initiatives in 2008 and 2009 in response to the slowdown in the PRC economy, a rapid increase in liquidity in the market as a result of fiscal stimulus measures resulted in the PRC government implementing a number of measures to control such increase, including raising interest rates, in the second quarter of 2010.  These foregoing factors and any further declines in economic activity may reduce domestic or international demand and the speed at which domestic or international capacity grows may slow down significantly, which would have a material adverse effect on our revenues, results of operations and liquidity. For example, our cargo business is highly dependent upon servicing the logistics needs of the semi-conductor industry. A slowdown in this sector could adversely affect this segment of our business.

In addition, the airline industry is characterized by a high degree of operating leverage. Due to high fixed costs, including payments made in connection with aircraft leases, and landing and infrastructure fees which are set by government authorities and not within our control, the expenses relating to the operation of any given flight do not vary proportionately with the number of passengers carried, while revenues generated from a particular flight are directly related to the number of passengers carried and the fare structure of the flight. Accordingly, a decrease in revenues may result in a proportionately higher decrease in profits.

We may suffer losses in the event of an accident or incident involving our aircraft or the aircraft of any other airline.

An accident or incident involving one of our aircraft could require repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and/or significant liability to injured passengers and others. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which would harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving the aircraft of any of our competitors may cause demand for air travel in general to decrease, which would adversely affect our results of operations and financial condition.

Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations.

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. In response to the reduced insurance coverage from aviation insurers, the PRC government has provided insurance coverage to PRC airlines for third party war liability claims. Such insurance provided by the government is subject to annual review and approval by the government. We renew our insurance policies on a yearly basis and are currently insured through November 30, 2011. However, if the insurance carriers further reduce the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage and/or if the PRC government declines to renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.

We may not obtain or be allocated sufficient direct flights between mainland China and Taiwan, which may adversely affect our business and results of operations.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continued to include eight airports. On June 12, 2011, the two sides agreed to increase the total number of flights to 558 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. Although, as of December 31, 2010 we operated approximately 103 flights per week and are one of several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500 to 800km. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

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

We may from time to time expand our business through acquisitions of airline companies or airline-related businesses. For example, we acquired certain selected assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in 2005 as well as equity interests in CEA Wuhan in 2006. In addition, we entered into an agreement with Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines.  The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines. In addition, on December 20, 2010, our subsidiary, China Cargo Airlines, entered into separate acquisition agreements with Great Wall Airlines and Shanghai Cargo Airlines to acquire each carrier's cargo business and related assets. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. These acquisitions and the acquisition of Great Wall Airlines have obtained the approval from CAAC, NDRC, and MOC, and were completed on June 1, 2011. We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions.  See “Item 4.  Information on the Company” for details.

Such acquisitions involve uncertainties and a number of risks, including:

•
difficulty with integrating the assets, operations and technologies of the acquired airline companies or airline-related businesses, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

•	complying with the laws, regulations and policies that are applicable to the acquired businesses;

•	failure to achieve the anticipated synergies, cost savings or revenue-enhancing opportunities resulting from the acquisition of such airline companies or airline-related businesses;

•	managing relationships with employees, customers and business partners during the course of integration of new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our debt, equity or other capital resources to fund acquisitions, which may divert financial resources otherwise available for other purposes;

•	diverting significant management attention and resources from our other businesses;

•	strengthening our operational, financial and management controls, particularly those of our newly acquired assets and subsidiaries, to maintain the reliability of our reporting processes;

•
difficulty with exercising control and supervision over the newly acquired operations, including failure to implement and communicate our safety management procedures resulting in additional safety hazards and risks;

•	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airline companies or airline-related businesses; and

•	the risk that any such acquisitions may not complete due to failure to obtain the required government approvals.

We cannot assure you that we will not have difficulties in assimilating the operations, technologies, services and products of newly acquired companies or businesses. Moreover, the continued integration of Shanghai Airlines and other acquisitions into our Company depends significantly on integrating the pre-absorption Shanghai Airlines and other acquired employee groups with our employee groups and on maintaining productive employee relations. In the event that we are unable to efficiently and effectively integrate newly acquired companies or airline-related businesses into our Company, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADRs.

We are required under relevant United States securities rules and regulations to disclose in the reports that we file or submit under the Exchange Act to the United States Securities and Exchange Commission, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2010. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to a decline in investor confidence in the reliability of our financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our market performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

During the year ended December 31, 2010, we completed the merger with Shanghai Airlines, which substantially increased our business scale. We have also adopted various measures for the internationalization of our business and to enhance our competitiveness in the international long-distance flight routes. Due to the differences in certain legal and market environments, we have encountered certain challenges during the course of developing our overseas business.  We have also discovered that an individual overseas sales department had certain deficiencies in implementing its internal controls. We have already adopted and will continue to implement measures in order to enhance the internal control of our overseas offices and to ensure the continued development of our overseas business.

            We are currently involved in legal proceedings, the outcome of which is uncertain.

On November 21, 2004, a CRJ-200 Bombardier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. In February  2009,  the Court of Appeal of California  dismissed the plaintiffs’ appeal  and affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. Legal documents including summons, prosecution notifications and others have been served on the Company, although the trial has not yet begun as of the date of this Annual Report. We cannot assure you that the court will rule in favor of our Company with respect to the procedure or substance of the litigation, or what amount of damages may be assessed against us should the court find in favor of the plaintiffs.

Any failure or disruption of our computer, communications, flight equipment or other technology systems could have an adverse impact on our business operations, profitability, reputation and customer services.

We rely heavily on computer, communications, flight equipment and other technology systems to operate our business and enhance customer service. Substantially all of our tickets are issued to passengers as electronic tickets, and we depend on our computerized reservation system to be able to issue, track and accept these electronic tickets.  In addition, we rely on other automated systems for crew scheduling, flight dispatch and other operational needs. These systems could be disrupted due to various events, including natural disasters, power failures, terrorist attacks, equipment failures, software failures, computer viruses, and other events beyond our control. We cannot assure you that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions or failures of these systems. Any substantial or repeated failure or disruption in or breach of these systems could result in the loss of important data and/or delays in our flights, and could have an adverse impact on our business operations, profitability, reputation and customer services, including resulting in liability on our part to pay compensation to customers.

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

Interruptions or disruptions in service at one or more of our primary market airports could have an adverse impact on us.

Our business is heavily dependent on our operations at our primary market airports in Shanghai, namely, Hongqiao International Airport, Pudong International Airport and our regional hub airports in Xi’an and Kunming. Each of these operations includes flights that gather and distribute traffic from markets in the geographic region around the primary market to other major cities. A significant interruption or disruption in service at one or more of our primary market airports could adversely impact our operations.

Any adverse public health developments, including SARS, avian flu, or influenza A (H1N1), or the occurrence of natural disasters may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. The outbreak of Severe Acute Respiratory Syndrome, or SARS, in early 2003 led to a significant decline in travel volume and business activities and substantially affected businesses in Asia. Moreover, some Asian countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, many of which have resulted in fatalities. In addition, outbreaks of, and sporadic human infection with, influenza A (H1N1) in 2009, a highly contagious acute respiratory disease, were reported in Mexico and an increasing number of countries around the world, some cases resulting in fatalities. We are unable to predict the potential impact, if any, that the outbreak of influenza A (H1N1) or any other serious contagious disease, epidemic such as the recent outbreak of the deadly E.coli bacteria in Germany or another outbreak of SARS or avian flu may have on our business.

Natural disasters, such as earthquakes, snowstorms, floods or volcanic eruptions such as that of Eyjafjallajökull in Iceland in April and May of 2010 and the natural disasters in Japan in early 2011 may disrupt or seriously affect air travel activity. Any period of sustained disruption to the airline industry may have a material adverse effect on our business, financial condition and results of operations.

Impairments charges for property, plant and equipment may have a material adverse effect on our financial condition and results of operations.

In accordance with relevant accounting standards, we are required to test certain of our intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. In addition, we are required to test certain of our tangible assets for impairment if conditions indicate that an impairment may have occurred.  In determining the recoverable amounts of the related assets, our management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values. After assessing the fair value less costs to sell as of the balance sheet date which was primarily determined by reference to estimated market value, we made an additional impairment loss of RMB239 million against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale”.

We may recognize additional impairments in the future due to, among other factors, extreme fuel price volatility, tight credit markets, a decline in the fair value of certain tangible or intangible assets, unfavorable trends in historical or forecasted operating or cash flow losses and the uncertain economic environment, as well as other uncertainties. We cannot assure you that a material impairment charge of tangible or intangible assets, such as the additional goodwill acquired upon our absorption of Shanghai Airlines, will not occur in any future period. The value of our aircraft could be adversely affected in future periods by changes in the market for these aircraft.  An impairment charge could have a material adverse effect on our financial condition and results of operations in the period of recognition.

We may be unable to retain key management personnel.

We are dependent on the experience and industry knowledge of our key management employees, and there can be no assurance that we will be able to retain them. Any inability to retain our key management employees, or attract and retain additional qualified management employees, could have a negative impact on us.

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

            Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2010, our Company’s total revenue from core operations accounted for approximately 93.6% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of June 29, 2011:

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

On March 14, 2006, we entered into an official sponsorship agreement with the Bureau of 2010 Expo Shanghai (the “Bureau”), which designated our Company as the exclusive airline passenger carrier in China to sponsor the 2010 Shanghai Expo. Pursuant to the agreement, we were entitled to a number of rights, including the use of the Bureau’s logos and trademarks and the slogan “Better City, Better Life”, and priority to purchase advertising space at the Expo site. We were also able to enjoy the privileges of being a market development participant of the World Expo.

On December 10, 2008, we entered into an A Share Subscription Agreement with CEA Holding for CEA Holding to subscribe for new A shares to be issued by our Company, and entered into an H Share Subscription Agreement with CES Global for CES Global to subscribe for new H shares to be issued by our Company. Both of these agreements were amended on December 29, 2008. Under the amended agreements, we agreed to issue 1,437,375,000 new A shares to CEA Holding and 1,437,375,000 new H shares to CES Global for an agreed-upon subscription price. On February 26, 2009, we received the approval for the non-public issuances of the A and H shares in a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders. We completed the issuances of 1,437,375,000 new A Shares to CES Holding and 1,437,375,000 new H shares to CES Global on June 25, 2009 and June 26, 2009, respectively.  See “Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding and CES Global.”

On July 10, 2009, our Board approved an issuance of 1,350,000,000 new A shares of the Company to a limited number of specific investors, including CEA Holding, and the issuance of 490,000,000 new H shares of the Company to CES Global. The issuances of the A shares and H shares were completed on December 23, 2009 and December 10, 2009, respectively.  See “Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding and CES Global.”

On July 10, 2009, we entered into an absorption agreement with Shanghai Airlines in relation to the proposed acquisition of Shanghai Airlines. The proposed acquisition was approved in a shareholders meeting of our Company on October 9, 2009. On December 30, 2009, we received approval of our proposed acquisition of Shanghai Airlines from the China Securities Regulatory Commission, or the CSRC. On January 28, 2010, we issued 1,694,838,860 A shares to the shareholders of Shanghai Airlines in exchange for all existing issued shares of Shanghai Airlines. In 2010, we integrated the operations of Shanghai Airlines by undertaking and completing various post-acquisition administrative measures, such as the transfer and registration of properties and other assets, as well as the integration of each respective airline’s frequent flyer mileage programs. As of the filing date, certain post-acquisition measures are still in progress. Because our Company and Shanghai Airlines were each airline carriers based in Shanghai with overlapping route operations, we believe that our acquisition of Shanghai Airlines will strengthen our market positioning in the growing air transportation market in China through cost synergies, the creation of economies of scale and improved optimization of route plans, flight schedules and route networks. In addition, we expect the improved operational efficiency and our increased competitiveness resulting from the combination of our Company and Shanghai Airlines will facilitate the promotion of Shanghai as a vital transportation hub in the international air transportation market.

On July 26, 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province, or Yunnan SASAC, entered into an agreement with our Company to jointly establish Eastern Airlines Yunnan Limited Corporation, or EA Yunnan. We will contribute 65% of the registered capital of EA Yunnan, with the remaining 35% contributed by Yunnan SASAC. EA Yunnan will focus on the provision of general civil aviation transportation and maintenance services. We believe that EA Yunnan will allow us to further enhance the existing provision of aviation services in Yunnan Province and surrounding regions in eastern China, and enhance our overall competitiveness and business development in the area.

On December 20, 2010, China Cargo Airlines, a subsidiary of our Company, as purchaser, and Great Wall Airlines, as vendor, entered into an agreement for the acquisition of the assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386.9 million (subject to adjustments). The acquisition aligns with the development strategy of our Company and enhances China Cargo Airlines’ capability for sustainable development, while avoiding horizontal competition. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. Both acquisitions have obtained the requisite approvals from CAAC, NDRC, and MOC, and were completed on June 1, 2011.

On May 30, 2011, our Board passed a resolution to approve that Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly-owned subsidiary of our Company, would issue offshore RMB-denominated bonds in an amount not exceeding RMB8 billion (the “Bond Issue”). The Bond Issue, which would be guaranteed by our Company, is subject to shareholder approval and certain regulatory approvals.

The table below sets forth details of our operating fleet since 2008 and planned additions for the years 2011 and 2012:

	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions (1)
	2008		2009		2010		2011	2012
A340-600	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	—	—
A330-300	5	7	8	7	8	7	—	—
A330-200R	1	3	2	3	2	3	2	4
A300-600(passenger aircraft)	8	—	7	—	7	—	—	—
A321	10	—	15	—	20	—	2	5
A320	39	26	57	26	71	24	17	10
A319	5	10	5	10	5	10	—	7
MD-90	9	—	9	—	—	—	—	—
B737-800	—	7	4	9	15	46	2	3
B737-700	16	15	24	15	33	19	2	2
B737-300	16	7	16	1	16	—	—	—
B757-200	—	—	—	—	5	5
B767-300	3	—	3	—	9	1	—	—
EMB145LR	10	—	10	—	10	—	—	—
CRJ-200	5	—	5	—	8	2	—	—
Hawker800					1
A300-600R	2	—	3	—	3	—	—	—
B747-400ER	2	—	2	—	2	—	—	—
MD-11F	—	6	—	6	—	7	—	—
B757-200F	—	—	—	—	—	2	—	—
B777F	—	—	—	—	—	4	—	—

Total	141	81	180	77	225	130	25	31

(1) Includes aircraft owned and held under finance leases.

B.           Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue tonne-kilometers and number of passengers carried in 2010, and is an important domestic airline serving Shanghai, which is considered to be the international financial center and the international shipping center of China. We serve a route network that covers 182 domestic and foreign cities in 30 countries. As of December 31, 2010, we accounted for approximately 23.5% of the total commercial air traffic (as measured in revenue tonne-kilometers, or RTKs) handled by Chinese airlines. We operate primarily from Shanghai’s Hongqiao International Airport and Pudong International Airport, which collectively ranked the first and second largest airport in terms of cargo and mail traffic and passenger traffic (as measured in total freight weight and total passenger number in China in 2010), respectively. In 2010, in terms of flight take-off and landing statistics, our flights accounted for 52.2% and 37.9% of all the flight traffic at Hongqiao International Airport and Pudong International Airport, respectively. In 2010, we accounted for approximately 31.1% of the total passenger traffic volume and 19.0% of the total freight volume on routes to and from Shanghai. In 2010, we were ranked by the CAAC as having the most on-time arrivals for a civil aviation operator in China for the third consecutive year.

            Compared to 2009, our traffic volume (as measured in RTKs) increased by 59.3%, from 7,909 million in 2009 to 12,599 million in 2010. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased from 60,942 million in 2009 to 93,153 million in 2010, or 52.9%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 74.1%, from 2,474 million in 2009 to 4,308 million in 2010.

In order to develop our business, we passed a resolution on June 13, 2009 proposed by CEA Holding to expand our scope of business to include "insurance agency services". We began providing agency services to assist passengers in purchasing travel insurance in the first half of 2010.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2010:

	2008	2009	2010
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)

Traffic revenues
Passenger	27,875	31,436	54,625
Cargo and mail	3,772	3,017	5,810
Fuel surcharges	7,197	2,472	6,956
Total traffic revenues	38,844	36,925	67,391

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2010:

	2008	2009	2010

Passenger Traffic (in RPKs) (millions)	53,785	60,942	93,153
Domestic	35,352	44,376	66,310
Regional (Hong Kong, Macau and Taiwan)	3,058	2,573	4,074
International	15,375	13,994	22,769

Passenger Capacity (in ASKs) (millions)	75,964	84,456	119,451
Domestic	47,588	59,235	83,421
Regional (Hong Kong, Macau and Taiwan)	4,562	3,835	5,576
International	23,814	21,386	30,453

	2008	2009	2010

Passenger Yield (RMB)	0.62	0.54	0.63
Domestic	0.61	0.54	0.64
Regional (Hong Kong, Macau and Taiwan)	0.64	0.63	0.78
International	0.66	0.51	0.60

Passenger Load Factor (%)	70.80	72.16	77.98
Domestic	74.29	74.91	79.49
Regional (Hong Kong, Macau and Taiwan)	67.02	67.08	73.05
International	64.56	65.43	74.77

The primary focus of our business is the provision of domestic, regional and international passenger airline services. In 2010, we operated approximately 9,600 scheduled flights per week (excluding charter flights), serving a route network that covers 182 domestic and foreign cities in 30 countries.

Our domestic routes generated approximately 71.5% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 361 flights per week to and from Hong Kong, originating from Shanghai and 16 other major cities in eastern, northern and western China. In addition, we operated approximately 103 flights per week between mainland China and Taiwan. Our regional routes accounted for approximately 5.4% of our passenger revenues in 2010. In April 2010, we entered into a strategic framework agreement with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan.

In 2010, we operated approximately 1,079 international flights per week, serving 60 cities in 29 countries, primarily linking Shanghai to major cities in Asian and Southeast Asian countries (such as Japan, Korea, India, Singapore, Thailand and Bangladesh) and certain strategic locations in Europe, the United States and Australia. In 2010, we re-started our Shanghai to London and Shanghai to Moscow routes. Revenues derived from our operations on international routes accounted for approximately 23.2% of our passenger revenues. Revenues derived from our operations to and from Japan accounted for approximately 7.7% of our passenger revenues and approximately 33.4% of our international passenger revenues in 2010.

Most of our international and regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hongqiao International Airport and Pudong International Airport. Most of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong International Airport is located approximately 30 kilometers from the central business district of Shanghai. We moved our operations at Hongqiao International Airport to the newly-constructed terminal two of Hongqiao International Airport on March 16, 2010.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively.  With Shanghai as our main hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We will also continue to develop our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010

Cargo and Mail Traffic (in RFTKs) (millions)	2,420	2,474	4,308
Domestic	622	733	980
Regional (Hong Kong, Macau and Taiwan)	111	85	155
International	1,687	1,656	3,173

Cargo and Mail Capacity (in AFTKs) (millions)	4,805	4,904	7,137
Domestic	1,375	1,769	2,031
Regional (Hong Kong, Macau and Taiwan)	278	214	313
International	3,152	2,921	4,792

Cargo and Mail Yield (RMB)	2.21	1.67	1.95
Domestic	1.26	1.13	1.28
Regional (Hong Kong, Macau and Taiwan)	4.42	4.13	4.54
International	2.42	1.78	2.04

Cargo and Mail Load Factor (%)	50.36	50.45	60.37
Domestic	45.21	41.43	48.27
Regional (Hong Kong, Macau and Taiwan)	39.79	39.74	49.59
International	53.54	56.69	66.20

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

The development of cargo operations is an important part of our Company’s growth strategy. We have seven MD-11F, two B757-200F and four B777F freight aircraft under operating leases for cargo and mail operations. We also have three Airbus A300-600R aircraft as well as two Boeing 747-400ER freighters for our cargo operations. In December 2010, China Cargo Airlines entered into a purchase agreement to acquire the relevant air cargo assets of Great Wall Airlines. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. Both acquisitions have obtained the requisite approvals from CAAC, NDRC, and MOC, and were completed on June 1, 2011. After the completion of these acquisitions, we became the largest air cargo transportation company in the PRC in terms of cargo and mail capacity.

Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

•
Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

•	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2010:

	2008	2009	2010
	(millions of RMB)	(millions of RMB)	(millions of RMB)

Domestic	24,333	26,888	49,692
Regional (Hong Kong, Macau and Taiwan)	2,474	1,947	3,901
International	14,265	10,155	20,210
Total	41,072	38,990	73,803

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

Because our Company provides services on international routes, we are also subject to a variety of bilateral civil air transport agreements between China and other countries. In addition, China is a contracting state as well as a permanent member of the International Civil Aviation Organization, an agency of the United Nations established in 1947 to assist in the planning and development of the international air transportation. The International Civil Aviation Organization establishes technical standards for the international airline industry. China is also a party to a number of other international aviation conventions. The business operations of our Company are also subject to these international aviation conventions, as well as certain foreign country aviation regulations and local aviation laws with respect to route allocation, landing rights and related flight operation regulation.

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

Regional Route Rights

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

The CAAC and the Economic Development and Labor Bureau of Hong Kong entered into an agreement in 2007 to further expand the Air Transportation Arrangement. This agreement increases the routes between Hong Kong and mainland China to expand coverage to most major cities in mainland China. The capacity limits for passenger and/or cargo services on most routes will also be gradually lifted. Beginning in 2007, each side designated three airline companies to operate passenger and/or cargo flights and another airline company to operate all-cargo flights on the majority of the routes between Hong Kong and mainland China.

Prior to 2003, there was no direct air link between mainland China and Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continue to include eight airports in various cities in Taiwan. On June 12, 2011, the two sides agreed to increase the total number of flights to 558 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports.

            International Route Rights

International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the PRC government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. Under the new air services agreement entered into between China and the U.S. in May 2007, the number of daily round-trip flights will increase from 12 to 23 before 2012. As a result, the CAAC also expects to receive applications from Chinese airlines to fly international passenger routes. The CAAC awards the relevant route to an airline based on various criteria, including:

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

The CAAC and the National Development and Reform Commission, or NDRC, jointly publish pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for most domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan. Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher or 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the NDRC will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the NDRC for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. The CAAC and NDRC issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which airlines may set first-class and business-class airfares in accordance with market prices, subject to relevant PRC laws. Such pricing must be filed 30 days before effectiveness with the CAAC and NDRC. We expect that, as this and other reforms continue into 2010, we will have more flexibility in operating our aviation business in the future. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

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

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and CAAC from 2006 to 2008. In the second half of 2008, international crude oil prices decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel (the “2009 Notice”) by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines, at the airline’s discretion, but within certain limits for imposing fuel surcharges as set forth in the 2009 Notice. On March 31, 2010, the NDRC and CAAC issued the Notice Regarding the Publication of Passenger Fuel Surcharges Rate on Domestic Routes, which reduced the standard fuel surcharge by 3.1% for domestic routes. In addition, on March 31, 2011, the NDRC and CAAC issued another similar notice, which further adjusted the standard fuel surcharge downwards.

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

Security

The CAAC establishes and oversees the implementation of security standards and regulations based on the PRC laws and standards established by international civil aviation organizations. Each airline is required to submit to the CAAC an aviation security handbook describing specific security procedures established by the airline for the day-to-day operations and security training for staff. Such security procedures must be formulated based on the relevant CAAC regulations. Chinese airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements and applicable local laws. We believe that our Company is in compliance with all applicable security regulations.

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

Chinese Airport Policy

Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC transferred 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China’s civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance, have been reflected in air fares of Chinese airlines rather than collected as a separate levy.

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

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot individually or together hold a majority of our total outstanding shares. As of December 31, 2010, approximately 30.99% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on October 31, 2007, Chinese investors should be the controlling shareholders of a PRC air transportation company.

Competition

Domestic

Our Company competes against our domestic competitors primarily on the basis of safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our Company is well-positioned to compete against our domestic competitors in the growing airline industry in China. However, domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. In addition, we have faced intense competition from entrants to our domestic markets as new investments into China’s civil aviation industry have been made following the CAAC’s relaxation of certain private-sector investment rules in July 2005. In December 2008, the CAAC announced ten measures to protect and encourage the domestic aviation industry, one of which provides that no new Chinese airlines will be licensed to incorporate and operate aviation businesses before 2010. In October 2010, the CAAC announced that the suspension of approvals for new Chinese airlines companies would continue for an indefinite time period. However, if the restriction is lifted in the future, we expect that competition from other Chinese airlines on our routes will further intensify.

There are currently over 30 Chinese airlines in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 500 routes and has a fleet of at least 350 jet aircraft. As of December 31, 2010, our Company, Air China and China Southern accounted for approximately 23.5%, 27.5% and 24.4%, respectively, of the total commercial air traffic (as measured in RTKs) handled by Chinese airlines.

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. We also face competition from other domestic carriers in our air cargo business. However, we believe our absorption of Shanghai Airlines in early 2010 will strengthen our market positioning within the domestic market, particularly with respect to routes to and from Shanghai. In addition, we believe that the completion of the acquisition of the relevant air cargo assets of Shanghai Airlines, Great Wall Airlines and Shanghai International Freight Airlines Co., Ltd. has strengthened our competitive position in the domestic air cargo sector.

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500 to 800km. Therefore, we may face increased competition and pricing pressures from railway service.

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 361 flights per week between 17 Chinese cities and Hong Kong. Cathay Pacific Airways, or Cathay, and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 370 flights per week by 2010 between 33 airports in mainland China and eight airports in Taiwan. On June 12, 2011, the two sides agreed to increase the total number of flights to 558 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi’an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Shijiazhuang and Qingdao. Through our absorption of Shanghai Airlines in 2010, we have added three additional direct routes to Taipei from Shanghai, Tianjin and Nanjing. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We previously competed with Air Macau on the Shanghai Pudong-Macau route but ceased to operate that route in October 2008. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China.

International

We compete with Air China, China Southern and many other well-established foreign carriers on our international routes. Most of our international competitors are very well-known international carriers and are substantially larger than we are and have substantially greater financial resources than we do. Many of our international competitors also have significantly longer operating histories and greater name recognition than we do. Some international passengers, who may perceive these airlines to be safer and provide better service than Chinese airlines in general, may prefer to travel on these airlines. In addition, many of our international competitors have more extensive sales networks and utilize more developed reservation systems than ours, or engage in promotional activities, such as frequent flyer programs, that may be more popular than ours and effectively enhance their ability to attract international passengers.

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

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We primarily compete with Air China on our passenger routes to Japan. On our Korean routes, we compete with Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines and China Southern. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Aeroflot. We compete with Air China and Qantas Airways on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in April 2010, we and Shanghai Airlines also announced our intention to join Sky Team, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. Our entry is expected to be effective on June 21, 2011. We believe this will increase our competitiveness and enhance our reputation in international markets, as we expect to benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.
.
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

            Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We currently employ approximately 9,411 workers as maintenance and engineering personnel. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

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

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and hold 51% and 49%, respectively, of the equity interests in the joint venture.

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

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. We use flight simulators for A300-600R, A320 and A330/340 aircraft at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Fuel Supplies

Fuel costs represented approximately 31.4% of our operating expenses in 2010. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market.  For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2010, we consumed approximately 3.85 million tonnes of fuel in 2010, an increase of 46.4% from 2009. Our fuel expenses increased to RMB21,606 million in 2010, or an increase of 76.3%, as compared to 2009, as a result of the expansion of our operations and an increase of approximately 20% in the average weighted price of aviation fuel. In early 2011, fuel prices were volatile by the political instability and turmoil in certain Middle Eastern countries, as well as the natural disasters in Japan. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future.

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

Marketing And Sales

Passenger Operations

Our marketing strategy with respect to passenger operations is primarily aimed at increasing our market share for all categories of air travelers. With respect to our Hong Kong and international routes, we are permitted to market our services on the basis of price. We have limited flexibility in setting our airfares for domestic routes and adjust our domestic airfares in response to market demand. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully.

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached approximately 11.9 million in 2010. The special services hotline “95530” call center was established and came into operation in 2004.

In April 2010, we announced our intention to join SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM. The entry of our Company as well as Shanghai Airlines into SkyTeam was effective on June 21, 2011. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

In 2000, we launched the “China Eastern Airlines-Great Wall” co-branded credit card jointly with the Bank of China, which provides our customers with benefits such as airfare discounts, hotel room reservation packages and increased baggage allowances. In 2004, working with partner hotels, we launched our Eastern Holiday product series to attract more leisure travelers. In addition, we continued to promote our “China Eastern Express” services on our Shanghai-Hong Kong and Shanghai-Beijing routes and our “China Shuttle” transit services. Our “China Eastern Express” services (including “BTBT” and “Shanghai Beijing Express”) provide more scheduled flights on some of our heavily traveled routes, such as Shanghai-Hong Kong and Shanghai-Beijing, compared with our other routes. Our “China Shuttle” services provide expedited transit services at Hongqiao International Airport and Pudong International Airport for transit travelers on domestic routes and certain international routes, significantly enhancing our customer service. We streamlined the transfer and connection procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. In 2005, we launched international routes originating from Shenyang, Dalian, Xi’an, Shenzhen, Chongqing, Chengdu and Harbin under internal code-sharing arrangements. We also introduced the “Single Check-in for Transit Passengers and Luggage” service in 23 cities. We believe that all of these efforts improved the quality of our transit services. In June 2004, we officially introduced our China Eastern Service Scheme to the public at large. Under this scheme, we devote efforts to flight scheduling, assurance and maintenance and enhancing our non-regular services.

We have entered into code-sharing arrangements with China Airlines, Air France, China Southern Airlines, Japan Airlines, Korean Airlines, Qantas Airways, Thai Airways, and Xiamen Airlines. We are also contemplating more code-sharing arrangements with other airlines and plan to continue to strengthen our existing cooperation with other international airlines.

            Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 8,400 large and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in China, we maintain overseas sales or representative offices worldwide, including North American locations such as Los Angeles, New York and Vancouver; European and Middle Eastern locations such as Dubai, Frankfurt, London, Madrid, Moscow, Paris and Rome; Asia-Pacific locations such as Bali, Bangkok, Dacca, Fukuoka, Fukushima, Hiroshima, Ho Chi Minh City, Kagoshima, Kolkata, Komatsu, Kuala Lumpur, Maldives, Mandalay, Matsuyama, Melbourne, Nagasaki, Nagoya, New Delhi, Niigata, Okayama, Okinawa, Osaka, Phnom Penh, Phuket, Sapporo, Seoul, Shizuoka, Siem Reap, Singapore, Sydney, Taipei, Tokyo, Vientiane and Yangon, which facilitate the sale of international and Hong Kong air tickets and provide reservation confirmation and other services. In addition, we established our Hong Kong operations division in 2005 to facilitate our marketing and sales in Hong Kong. We also established a Taipei office in May 2009 to provide administrative and support services for passengers, as well as to prepare supplies for our flight crew.

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

Cargo Operations

We maintain a network of cargo sales agents domestically and internationally. We and our cooperative partners in our cargo operations have established domestic cargo sales offices in Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in various locations in the U.S., Europe and the Asia-Pacific Region. In 2005, we established our northern China, southern China, southeastern China and overseas sales management centers to improve coordination among our sales offices.

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

With our subsidiary, Shanghai Airlines, we derive revenue from tourism and travel services through Shanghai Airlines Tours International (Group) Co., Ltd., or SAT. SAT provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. SAT is a member of the China Association of Travel Services and Shanghai Association of Tourism (International and Domestic Travel Services divisions), as well as a member of Shanghai Association of Quality, and has been admitted into many international travel organizations including the IATA. SAT has won several awards as a travel services provider, as well as awards and honors for its professional staff and vacation package offerings.

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2010, we generated net revenues of approximately RMB1,272 million from our airport ground services and cargo handling services.

We have other ancillary activities, including investments in other industrial projects and provision consulting services under Shanghai Eastern Airlines Investment Co., Ltd. Along with CEA Holding, we also established China Eastern Real Estate Investment Co., Ltd., which is primarily engaged in the real estate business, including the development and sales of commercial premises and property leasing in Shanghai, China.

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

Fleet

As of December 31, 2010, we operated a fleet of 355 aircraft, including 337 passenger jets, most with a seating capacity of over 100 seats, and 18 freighters. In 2010, we completed (i) the purchase or finance lease of a total of 25 aircraft, including 14 A320 aircraft, three A321 aircraft, five B737-700 aircraft and three B737-800 aircraft; (ii) the operating lease of 14 aircraft, including ten B737-800 aircraft and four B777F aircraft; and (iii) the disposal of 15 aircraft, including surrender of the lease of two A320 aircraft, one B737-300 aircraft and three MD11F aircraft, and sale of nine MD90 aircraft. On December 30, 2010, the Company entered into the aircraft purchase agreement with Airbus SAS in Shanghai regarding the purchase of fifty Airbus A320 series aircraft. For details, please refer to the announcements furnished to the SEC on Forms 6-K dated December 30, 2010 and February 24, 2011, respectively. We plan to continue to expand our scale in 2011 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2010, we had a fleet of 355 aircraft, including 337 passenger jets each with a seating capacity of over 100 seats and 18 freighters. The following table sets forth the details of our fleet as of December 31, 2010:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average age (in years) (1)

Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	7
A340-300	5	5	—	289	14.2
A330-300	15	8	7	300	3.7
A330-200	5	2	3	264	4.2
A300-600R	7	7	—	271	16
B767-300	10	9	1	253	10.9
Narrow-body:
A321	20	20	—	177	3.1
A320	95	71	24	158	6.2
A319	15	5	10	122	7.7
Boeing 737-800	61	15	46	164	3.4
Boeing 737-700	52	33	19	134	5.7
Boeing 757-200	10	5	5	184	5.1
Boeing 737-300	16	16	—	136	14.5
EMB 145LR	10	10	—	50	4.2
CRJ-200	10	8	2	50	8.6
Hawker800	1	1	—	8	8.6
Total Passenger Aircraft:	337	220	117	—	—

Cargo Aircraft:
MD-11F	7	—	7	—	9.5
A300-600R	3	3	—	—	20.5
B747-400ER	2	2	—	—	3.8
B757-200F	2	—	2	—	4.4
B777F	4	—	4	—	0.6
Total Cargo Aircraft:	18	5	13	—	—
Total Fleet	355	225	130	—	—

(1)	The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.7 hours in 2010, representing an increase of 0.3 hours compared to 2009. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2010:

	2008	2009	2010
		(in hours)
Wide-body:
A340-600	10.9	11.8	11.9
A340-300	9.5	8.9	10.6
A330-300	8.9	9.4	9.4
A330-200	13.3	12.6	13.8
A300-600	7.9	7.5	8.5
B767-300	7.7	9.7	9.1
Narrow-body:
MD-90	5.6	6.3	5.5
A321	9.1	9.8	9.6
A320	9.3	9.8	10
A319	9.3	9.0	9.5
Boeing 737-800	9.8	10.3	10.3
Boeing 737-700	9.8	10.2	9.7
Boeing 737-300	8.9	9.5	9.3
EMB 145	6.5	7.6	8.3
CRJ-200	7.8	7.3	6.6
B757-200	—	—	8.9
Hawker800	—	—	—
Total Passenger Aircraft Average			9.7

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

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated net increase in the number of jet aircraft deliveries from 2011 to 2016 as of December 31, 2010:

	2011E	2012E	2013E	2014E	2015E	Total

Aircraft
A320	17	10	3	6	8	44
A319	—	7	3	4	2	16
A321	2	5	6	6	6	25
A330-200	2	4	6	4	—	16
B737-800	2	3	7	7	8	27
B737-700	2	2	5	7	6	22
Total	25	31	30	34	30	150

The actual acquisition of any of these aircraft or any additional aircraft may depend on such factors as general economic conditions, the levels of prevailing interest rates, foreign exchange rates, the level of inflation, credit conditions in the domestic and international markets, conditions in the aviation industry in China and globally, our financial condition and results of operations, our financing requirements, the terms of any financing arrangements, such as finance leases, and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

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

Operating Facilities

The Company (including branches) had operations on 36 parcels of land, occupying a total area of approximately 1.57 million square meters, as of December 31, 2010. Our major subsidiaries, including but not limited to Shanghai Airlines, China Cargo Airlines Co., Ltd., Eastern Jiangsu, CEA Wuhan, Eastern Logistics and Shanghai Eastern Flight Training Co., Ltd., owned and had operations on 48 parcels of land, occupying a total area of approximately 1.84 million square meters, as of December 31, 2010.

As of December 31, 2010, the Company (including branches) owned 1332 buildings, with a total gross floor area of approximately 563,179 square meters. Our major subsidiaries owned 200 buildings, with a total gross floor area of approximately 241,392 square meters, as of December 31, 2010.

Our Company and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS. This discussion may include forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key information – D. Risk Factors” or in other parts of this Annual Report.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 43.0%, from 12,505.5 ATKs in 2009 to 17,887.4 ATKs in 2010, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 41.4%, from 84,456.4 million ASKs in 2009 to 119,450.9 ASKs in 2010. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 59.3%, from 7,908.7 RTKs in 2009 to 12,599.0 RTKs in 2010.

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

Operating Segments

The Company presents segment information in a manner that is similar to the management’s internal reporting.  The Company is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. The Company has one reportable operating segment, reported as “airline operations”. See Note 7 to our audited consolidated financial statements.

Acquisitions

We entered into an agreement with Shanghai Airlines on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines and Shanghai Airlines became a wholly-owned subsidiary of our Company.

A.	Operating Results

The following tables set forth our summary income statement and balance sheet data as of and for the years indicated:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Summary Income Statement Data (IFRS)
Revenues	37,557	42,534	41,073	38,990	73,804
Other operating income and gains	499	488	672	1,288	658
Operating expenses	(40,795)	(42,894)	(56,828)	(38,456)	(68,765)
Operating profit/(loss)	(2,740)	128	(15,083)	1,821	5,697
Finance (costs)/income, net	(731)	162	(267)	(1,549)	(347)
Profit/(loss) before income tax	(3,338)	378	(15,256)	249	5,418
Profit/(loss) for the year attributable to owners of the parent	(3,035)	379	(15,269)	169	4,958
Earnings/(loss) per share attributable to owners of the parent (1)	(0.62)	0.08	(3.14)	0.03	0.44

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data (IFRS)
Cash and cash equivalents	1,987	1,655	3,451	1,735	3,078
Net current liabilities	(24,588)	(26,098)	(43,458)	(28,648)	(27,184)
Non-current assets	51,725	57,949	62,652	64,988	91,254
Long term borrowings, including current portion	(14,932)	(14,675)	(15,628)	(16,928)	(27,373)
Obligations under finance leases, including current portion	(11,949)	(16,452)	(20,809)	(19,370)	(19,208)
Total share capital and reserves attributable to the parent	2,534	2,361	(13,097)	1,235	15,271
Non-current liabilities	(24,059)	(28,540)	(27,597)	(30,230)	(37,377)
Total assets less current liabilities	27,538	32,153	16,204	36,341	64,069

(1)
The calculation of earnings/(loss) per share for 2006, 2007 and 2008 are based on the consolidated profit/(loss) attributable to the owners of the parent and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of shares of 6,436,828,000; The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the owners of the parent divided by the weighted average number of 11,149,426,000 ordinary shares outstanding.

2010 Compared to 2009

Revenues

Our revenues increased by 89.3%, from RMB38,989 million in 2009 to RMB73,804 million in 2010 (net of the applicable PRC business tax). Revenues increased in each of our passenger and cargo and mail business operations, primarily due to the robust demand for aviation services as a result of the rapid growth of the Chinese economy, the substantial increase in our scale of operations after the absorption of Shanghai Airlines, as well as the increase in passenger travel created by the Shanghai World Expo and the enhancement of our marketing capabilities.

In 2010, we transported a total of 64,930 thousand passengers, representing an increase of 47.4%, from 44,043 thousand passengers in 2009. Our total passenger traffic (as measured in RPKs) increased by 52.9%, from 60,942 million passenger-kilometers in 2009 to 93,153 million passenger-kilometers in 2010 and our total cargo and mail traffic (as measured in RFTKs) increased by 74.14%, from 2,474 million freight tonne-kilometers in 2009 to 4,308 million freight tonne-kilometers in 2010. Our average yield for our passenger operations increased by 16.7%, from RMB0.54 per passenger-kilometer in 2009 to RMB0.63 per passenger-kilometer in 2010 primarily due to increased passenger travel on our various segments.

Our average yield for our cargo and mail operations increased by 16.8% from RMB1.7 per tonne-kilometer in 2009 to RMB2.0 per tonne-kilometer in 2010, primarily due to increased import/export activity resulting in increased demand for air cargo and mail services.

The following chart sets forth our revenue breakdown for the years 2009 and 2010:

			2010 vs. 2009
	Year ended December 31,		Increase	% increase
	2010	2009	(decrease)	(decrease)
	(in millions of RMB)
Traffic revenues(1)	67,391	36,925	30,466	82.5%
Passenger	58,968	32,800	26,168	79.8%
Passenger revenue excluding fuel surcharges	54,625	31,436	23,189	73.8%
Fuel surcharges	4,343	1,364	2,979	218.4%
Cargo and mail	8,423	4,125	4,298	104.2%
Cargo and mail revenue excluding fuel surcharges	5,810	3,017	2,793	92.6%
Fuel surcharges	2,613	1,108	1,505	135.8%
Others (2)	6,413	2,065	4,348	210.6%
Total operating revenue	73,804	38,990	34,814	89. 3%

(1)
Pursuant to relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8), jointly issued by Ministry of Finance and the State Tax Bureau, our Group’s revenues from the provision of international transportation services were exempt from business tax as of 1 January 2010. The business tax incurred and set off against the above Company’s revenues for the year ended December 31, 2010 amounted to approximately RMB1,463 million (2009: RMB1,019 million).

(2)	Includes ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB26,168 million, or 79.8%, from RMB32,800 million in 2009 to RMB58,968 million in 2010. The increase was primarily due to the robust demand in the domestic and international aviation markets, increased flight capacity and marketing activities launched by the Company to closely reflect market demand, and the increase in passenger load factor, domestic routes and ticket price levels as a result of the absorption of Shanghai Airlines. Passenger traffic revenues accounted for 79.9% of our total traffic revenues in 2010.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 71.5% of our total passenger traffic revenues in 2010, increased by 75.3%, from RMB24,038 million in 2009 to RMB42,143 million in 2010. The increase was mainly due to robust demand for domestic flights resulting from the continued growth of the PRC economy, enhanced marketing activities launched by our Company to reflect market demand and an increase in passenger load factor, domestic routes and ticket price levels as a result of the absorption of Shanghai Airlines. Compared to 2009, our domestic passenger traffic (as measured in RPKs) increased by 49.4%, from 44,376 million in 2009 to 66,310 million in 2010. The number of passengers carried on domestic routes increased by 46.0%, from 38.0 million in 2009 to 55.5 million in 2010. Our passenger-kilometers yield for domestic routes increased from RMB0.54 per passenger-kilometer in 2009 to RMB0.64 per passenger-kilometer in 2010.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 5.4% of our total passenger traffic revenues in 2010, increased by 94.8%, from RMB1,630 million in 2009 to RMB3,176 million in 2010. The increase was primarily due to the robust demand for regional flights, which led to increased passenger traffic volume on our regional flights, as well as an increase in flight capacity and routes, which led to an increase of 58.3%, from 2,573 million in 2009 to 4,074 million in 2010, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 52.4%, from 1.9 million in 2009 to 2.9 million in 2010. Our passenger-kilometers yield for regional routes increased from RMB0.63 per passenger-kilometer in 2009 to RMB0.78 per passenger-kilometer in 2010.

International passenger traffic revenues, which accounted for 23.2% of our total passenger traffic revenues in 2010, increased by 91.4%, from RMB7,133 million in 2009 to RMB13,650 million in 2010. The increase was primarily due to the increased demand for international aviation services, which led to increased passenger traffic volume on our international flights, as well as the ancillary effects of the Shanghai World Expo, which increased international travel demand overseas to Shanghai.

Our international passenger traffic (as measured in RPKs) increased by 62.7% in 2010, from 13,994 million in 2009 to 22,769 million in 2010. The number of passengers carried on international routes increased by 57.1%, from 4.2 million in 2009 to 6.6 million in 2010. Our passenger-kilometers yield for international routes increased from RMB0.51 per passenger-kilometer in 2009 to RMB0.60 per passenger-kilometer in 2010.

Cargo and mail revenues

Our cargo and mail traffic revenues increased by RMB4,299 million, or 104.2%, from RMB4,124 million in 2009 to RMB8,423 million in 2010, which accounted for 12.5% of our total traffic revenues in 2010. Revenue from cargo and mail traffic via bellyhold cargo space on the Company’s passenger aircraft was RMB2,744 million, which accounted for 32.6% of total freight revenue and 4.1% of total traffic revenue in 2010. Cargo and mail yield increased from RMB1.67 in 2009 to RMB1.95 in 2010 per cargo tonne-kilometer, or 16.8% compared to the same period in 2009, primarily as a result of continued growth of import and export activity, which resulted in increased demand for air cargo and mail services, as well as our Company's enhanced market analysis measures, better operating efficiency in these operations and enhanced cooperation with third parties companies.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 14.9% of our total cargo and mail traffic revenues in 2010, increased by 51.8%, from RMB828 million in 2009 to RMB1,257 million in 2010. This increase was primarily due to increased trade activity in the PRC, resulting in additional demand for cargo and mail services. Our freight tonne-kilometers yield for domestic routes increased from RMB1.13 per tonne-kilometer in 2009 to RMB1.28 per tonne-kilometer in 2010.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 8.4% of our total cargo and mail traffic revenues in 2010, increased by 101.7%, from RMB350 million in 2009 to RMB706 million in 2010. This increase was primarily due to an increase in our regional cargo and mail traffic as a result of increased regional economic activity, resulting in additional demand for cargo and mail services. Our freight tonne-kilometers yield for regional routes increased from RMB4.13 per tonne-kilometer to RMB4.54 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 76.7% of our total cargo and mail traffic revenues in 2010, increased by 119.3%, from RMB2,946 million in 2009 to RMB6,460 million in 2010, due to increased demand for cargo and mail transportation capacity as the global economy recovered from the recession, resulting in an increase in the amount of cargo and mail carried as well as an increase in cargo and mail transportation prices. Our prices for cargo and mail transportation on international routes also increased as our freight tonne-kilometers yield for international routes increased from RMB1.78 per tonne-kilometer in 2009 to RMB2.04 per tonne-kilometer in 2010.

Other revenues

We also generated revenues from other services, including airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues increased by 210.7%, from RMB2,065 million in 2009 to RMB6,413 million in 2010, as a result of the increase provision of these services in response to increased demand for these services at Hongqiao and Pudong airports, primarily due to increased flight activity at these airports.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2009 and 2010:

			2010 vs. 2009
	Year Ended December 31,		Increase	% increase
	2010	2009	(decrease)	(decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	21,606	12,255	9,351	76.3%
Takeoff and landing charges	7,455	5,460	1,995	36.5%
Depreciation and amortization	6,758	5,203	1,555	29.9%
Salaries and related costs	8,941	5,149	3,792	73.7%
Office, administration and other	7,284	3,752	3,532	94.1%
Maintenance costs	4,614	3,019	1,595	52.8%
Aircraft operating lease expenses	3,976	2,518	1,458	57.9%
Impairment losses for assets	405	109	296	271.6%
Selling and marketing expenses	3,324	1,978	1,346	68.1%
Other	4,402	(987)	5,389	546%
Total operating expense	68,765	38,456	30,309	78.8%

Our total operating expenses increased by 78.8%, from RMB38,456 million in 2009 to RMB68,765 million in 2010 primarily due to the significant expansion in the operating scale of our Company upon the absorption of Shanghai Airlines, resulting in increased operational expenses and fees, as well as the increased costs resulting from the substantial increase in aviation fuel prices. Our total operating expenses as a percentage of our revenues decreased from 98.6% in 2009 to 93.2% in 2010.

Aircraft fuel expenses increased by 76.3%, from RMB12,255 million in 2009 to RMB21,606 million in 2010. The increase was primarily due to the expansion of the Company’s scale of operations and an increase in the average price of aviation fuel compared to the same period in the previous year. In 2010, we consumed a total of approximately 3.85 million tonnes of aviation fuel, representing an increase of 46.4% compared to 2009. Our weighted average fuel price per tonne in 2010 increased by approximately 20.0% from 2009. Aircraft fuel expenses accounted for 31.4% of our total operating expenses in 2010, as compared to 31.9% in 2009.

Changes in fair value of financial derivatives decreased to a gain of RMB833 million, compared to RMB3,775 million during the same period in 2009. The difference was mainly due to reversal of the fair value of crude oil option contracts resulting from the increase in international crude oil prices in 2009, whereas international oil prices in 2010 were relatively stable and the magnitude of the reversal of fair value of crude oil option contracts were less significant. In 2010, the net gain on change in fair value of crude oil option contracts (inclusive of the factor of cash outflow upon settlement) was approximately RMB800 million. However, we may not be able to experience such similar gains in 2011, as crude oil prices have risen significantly in early 2011. In 2010, the fair value movements of financial derivatives charged to the income statement accounted for 1.2% of our total operating expenses.

Take-off and landing charges, which accounted for 10.1% of our total operating expenses in 2010, increased by 36.5%, from RMB5,460 million in 2009 to RMB7,455 million in 2010 primarily due to an increase of in the number of take-offs and landings resulting from our increased scale of operations in 2010.

Depreciation and amortization increased by 29.9%, from RMB5,203 million in 2009 to RMB6,758 million in 2010. The increase in depreciation and amortization costs was primarily due to the expansion of the scale of the Company’s operations and an increase in the number of our aircraft, as well as new property acquired by our Company at Hongqiao International Airport.

Wages, salaries and benefits, which accounted for 13.0% of our total operating expenses in 2010, increased by 73.7%, from RMB5,149 million in 2009 to RMB8,941 million in 2010, primarily due to the continued expansion of our core businesses.

Office, administration and other expenses increased by 94.1%, from RMB3,752 million in 2009 to RMB7,284 million in 2010 primarily due to the Company’s increased in non-aviation business upon the absorption of Shanghai Airlines, which led to an increase in certain costs and expenses.

Selling and marketing expenses, which accounted for 4.8% of our total operating expenses in 2010, increased by 68.1%, from RMB1,978 million in 2009 to RMB3,324 million in 2010. The increase was primarily a result of increases in sales volumes and the number of passengers carried, which led to a corresponding increase in sales agency handling fees.

Aircraft operating lease expenses increased by 57.9%, from RMB2,518 million in 2009 to RMB3,976 million in 2010. The increase was primarily due to the expansion of the Company’s scale upon the absorption of Shanghai Airlines.

Aircraft maintenance expenses, which accounted for 6.7% of our total operating expenses in 2010, increased by 52.8%, from RMB3,019 million in 2009 to RMB4,614 million in 2010. The increase was primarily due to an increase in maintenance costs realized by not sending aircraft to foreign countries for maintenance, as the result of an increase in domestic maintenance capacity in China.

Impairment losses for assets increased by 271.6%, from a loss of RMB109 million in 2009 to a loss of RMB405 million in 2010, primarily as a result of our proposed disposal of certain aircraft and related engines, which resulted in a provision for impairment loss charge of RMB239 million. In an effort to increase the operational efficiency of, and reduce the related maintenance fees for, our fleet, these aircraft and engines were classified as non-current assets held for sale, and the impairment charge was made in accordance with estimated market values.

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies and gains on disposal of aircraft and relevant assets. The total amount of our other operating income and other gains decreased from RMB1,288 million in 2009 to RMB658 million in 2010 primarily due to the refund of civil aviation infrastructure levies of RMB832 million in 2009. Other government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Finance Costs

Our finance costs decreased by 14.4%, from RMB1,755 million in 2009 to RMB1,502 million in 2010, primarily due to improvement of our debt structure and the decrease in overall LIBOR floating rates from 2009 to 2010. Approximately 20% of our indebtedness is U.S. dollar denominated borrowings, which are generally tied to LIBOR rates. In 2010, our finance income was RMB1,155 million, primarily due to the increase in exchange gain resulting from the appreciation of the Renminbi against the U.S. dollar.

Profit / (Loss) attributable to the owners of parent

As a result of the foregoing operating results, the net profit attributable to owners of the parent increased to RMB4,958 million in 2010, representing a 2,833.7% increase as compared to a net profit of RMB169 million in 2009.

Fixed Assets

Our Company had approximately RMB68,822 million of fixed assets and construction in progress as of December 31, 2010, including, among other assets, aircraft, engines and flight equipment, representing a 21.37% increase from RMB56,704 million in 2009.

2009 Compared to 2008

Revenues

Our revenues decreased by 5.1%, from RMB41,073 million in 2008 to RMB38,990 million in 2009 (net of the applicable PRC business tax). Revenues decreased in each of our passenger and cargo and mail business operations, due primarily to decreased average yield.

In 2009, we transported a total of 44.0 million passengers, representing an increase of 18.3%, from 37.2 million passengers in 2008. Our total passenger traffic (as measured in RPKs) increased by 13.3%, from 53,785 million passenger-kilometers in 2008 to 60,942 million passenger-kilometers in 2009 and our total cargo and mail traffic (as measured in RFTKs) increased by 2.2%, from 2,420 million freight tonne-kilometers in 2008 to 2,474, million freight tonne-kilometers in 2009.

Our average yield for our passenger operations decreased by 12.9%, from RMB0.62 per passenger-kilometer in 2008 to RMB0.54 per passenger-kilometer in 2009 primarily due to the global financial crisis, resulting in a decrease in business travel activity and the decrease in passengers on our international routes. Our average yield for our cargo and mail operations decreased by 24.4%, from RMB2.2 per tonne-kilometer in 2008 to RMB1.7 per tonne-kilometer in 2009, primarily due to the global financial crisis, resulting in reduced demand for cargo and mail transportation capacity and a reduction in cargo and mail transportation prices.

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

The following chart sets forth our revenue breakdown for the years 2008 and 2009:

			2009 vs. 2008
	Year ended December 31,		Increase	% increase
	2009	2008	(decrease)	(decrease)
	(in millions of RMB)
Traffic revenues	36,925	38,844	(1,919)	(4.9)%
Passenger	32,800	33,486	(686)	(2.0)%
Passenger revenue excluding fuel surcharges	31,436	27,875	3,561	12.8%
Fuel surcharges	1,364	5,611	(4,247)	(75.7)%
Cargo and mail	4,125	5,358	(1,233)	(23.0)%
Cargo and mail revenue excluding fuel surcharges	3,017	3,772	(755)	(20)%
Fuel surcharges	1,108	1,586	(478)	(30.1)%
Others (1)	2,065	2,228	(163)	(7.3)%
Total operating revenue (2)	38,990	41,072	(2,082)	(5.1)%

(1)	Includes ground service income, cargo handling income, commission income and others.

(2)
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

Passenger revenues

Our passenger traffic revenues decreased by RMB686 million, or 2.0%, from RMB33,486 million in 2008 to RMB32,800 million in 2009. The decrease was primarily due to the decrease in fuel surcharges income as well as the lack of demand resulting from the financial crisis. Passenger traffic revenues accounted for 88.8% of our total traffic revenues in 2009.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 73.3% of our total passenger traffic revenues in 2009, increased by 12.4%, from RMB21,389 million in 2008 to RMB24,038 million in 2009. The increase was mainly due to the positive adjustment of our transportation capacity and the growth in, and allocation to, domestic passenger traffic capacity, which increased by 24.5% from 2008 to 2009. Compared to 2008, our domestic passenger traffic (as measured in RPKs) increased by 25.5%, from 35,352 million in 2008 to 44,376 million in 2009. The number of passengers carried on domestic routes increased by 25.0%, from 30.4 million in 2008 to 38.0 million in 2009. Our passenger-kilometers yield for domestic routes decreased from RMB0.61 per passenger-kilometer in 2008 to RMB0.54 per passenger-kilometer in 2009.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 5.0% of our total passenger traffic revenues in 2009, decreased by 17.0% from RMB1,963 million in 2008 to RMB1,630 million in 2009. The decrease was primarily due to intensified competition and a significant decrease in the demand for transportation capacity, which led to a decrease of 15.9%, from 3,058 million in 2008 to 2,573 million in 2009, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by 11.8%, from 2.1 million in 2008 to 1.9 million in 2009. Our passenger-kilometers yield for regional routes decreased from RMB0.64 per passenger-kilometer in 2008 to RMB0.63 per passenger-kilometer in 2009.

International passenger traffic revenues, which accounted for 21.7% of our total passenger traffic revenues in 2009, decreased by 29.6%, from RMB10,134 million in 2008 to RMB7,133 million in 2009. The decrease was primarily due to the intensified effect of the global financial crisis on international air transportation, as a result of which we continued to reduce the number of flights on long-distance routes to Europe, the United States and other destinations. Our international passenger traffic (as measured in RPKs) decreased by 9.0% in 2009, from 15,375 million in 2008 to 13,994 million in 2009. The number of passengers carried on international routes decreased by 11.1%, from 4.7 million in 2008 to 4.2 million in 2009. Our passenger-kilometers yield for international routes decreased from RMB0.66 per passenger-kilometer in 2008 to RMB0.51 per passenger-kilometer in 2009.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by RMB1,233 million, or 23.0%, from RMB5,358 million in 2008 to RMB4,124 million in 2009, which accounted for 11.2% of our total traffic revenues in 2009. Revenue from cargo and mail traffic via bellyhold cargo space on the Company’s passenger aircraft was RMB1,725 million, which accounted for 41.8% of total freight revenue and 4.7% of total traffic revenue in 2009. Cargo and mail yield decreased from RMB2.21 in 2008 to RMB1.67 in 2009 per cargo tonne-kilometer, or 24.4% compared to the same period in 2008, primarily due to a decrease in cargo market prices as a result of the financial crisis, which caused a substantial decrease in our international and regional freight transportation capacity and caused a significant decrease in our cargo and mail revenue. Although there were initial signs of recovery for the freight transportation market in the fourth quarter of 2009, it was not sufficient to offset the impact of the financial crisis on the Company's freight transportation business.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 20.0% of our total cargo and mail traffic revenues in 2009, increased by 5.5%, from RMB785 million in 2008 to RMB828 million in 2009. This increase was primarily due to an increase of 14.4% in the weight of cargo and mail carried on our domestic routes from 463 million kilograms in 2008 to 530 million kilograms in 2009. Compared to 2008, our domestic cargo and mail traffic (as measured in RFTKs) increased by 17.9%, from 622 million in 2008 to 733 million in 2009. The weight of cargo and mail carried on domestic routes slightly increased by 14.4%, from 463 million kilograms in 2008 to 530 million kilograms in 2009. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.26 per tonne-kilometer in 2008 to RMB1.13 per tonne-kilometer in 2009.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 8.5% of our total cargo and mail traffic revenues in 2009, decreased by 28.4%, from RMB489 million in 2008 to RMB350 million in 2009. This decrease was primarily due to a decrease of 23.4%, from 111 million in 2008 to 85 million in 2009, in our regional cargo and mail traffic (as measured in RFTKs). The amount of cargo and mail carried on our Hong Kong, Taiwan and Macau routes also decreased by 13.1%, from 76 million kilograms in 2008 to 66 million (as measured in RFTKs) in 2009. Our freight tonne-kilometers yield for regional routes decreased from RMB4.42 per tonne-kilometer to RMB4.13 per tonne-kilometer.

            International cargo and mail traffic revenues, which accounted for 71.4% of our total cargo and mail traffic revenues in 2009, decreased by 27.9%, from RMB4,083 million in 2008 to RMB2,946 million in 2009, due to reduced demand for cargo and mail transportation capacity during the financial crisis, resulting in a decrease in the amount of cargo and mail carried and a decrease in cargo and mail transportation prices.  The amount of cargo and mail transported on our international routes decreased by 0.7%, from 350 million kilograms in 2008 to 348 million kilograms in 2009. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB2.42 per tonne-kilometer in 2008 to RMB1.78 per tonne-kilometer in 2009.

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

Our total operating expenses decreased by 32.3%, from RMB56,828 million in 2008 to RMB38,456 million in 2009 primarily due to a significant decrease in aviation fuel expenses, decrease in aircraft maintenance expenses decrease in impairment losses, decrease in aircraft operating lease rentals and a decrease in office, administrative and other expenses. Our total operating expenses as a percentage of our revenues decreased from 138.4% in 2008 to 98.6% in 2009.

Aircraft fuel expenses decreased by 33.7%, from RMB18,488 million in 2008 to RMB12,255 million in 2009. This decrease was primarily due to a substantial decline of approximately 38.6% in the average price of aviation fuel. In 2009, we consumed a total of approximately 2.6 million tonnes of aviation fuel, representing an increase of 8.2% compared to 2008. Our weighted average fuel price per tonne in 2009 decreased substantially by approximately 38.6% from 2008. Aircraft fuel expenses accounted for 31.9% of our total operating expenses in 2009, as compared to 32.5% in 2008.

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

Depreciation and amortization increased by 8.8%, from RMB4,782 million in 2008 to RMB5,203 million in 2009. The increase in depreciation and amortization costs was primarily due to the expansion of the scale of the Company’s operations and an increase in the number of our aircraft, as well as new property acquired by the Company at Hongqiao International Airport.

Wages, salaries and benefits, which accounted for 13.4% of our total operating expenses in 2009, increased by 13.3%, from RMB4,545 million in 2008 to RMB5,149 million in 2009, primarily due to the continued expansion of our core businesses.

Office, administration and other expenses decreased by 7.5%, from RMB4,056 million in 2008 to RMB3,752 million in 2009 primarily due to the Company’s increased efforts to control costs, which lead to a general decrease in certain costs and expenses.

Selling and marketing expenses, which accounted for 5.1% of our total operating expenses in 2009, increased by 26.6%, from RMB1,563 million in 2008 to RMB1,978 million in 2009. The increase was primarily a result of an increase in the number of passengers carried and the corresponding increase in agency business handling fees.

Aircraft operating lease expenses decreased by 7.9%, from RMB2,735 million in 2008 to RMB2,518 million in 2009. The decrease was primarily due to the surrender in 2009 of operating leases for six aircraft, namely, five B737-300 aircraft and one B737-800 aircraft, partially offset by new operating leases on two B737-800 aircraft.

Aircraft maintenance expenses, which accounted for 7.8% of our total operating expenses in 2009, decreased by 7.8% from RMB3,273 million in 2008 to RMB3,019 million in 2009. The increase was primarily due to a decrease in maintenance costs realized by not sending aircraft to foreign countries for maintenance, as the result of an increase in domestic maintenance capacity in China.

Impairment losses for assets decreased from RMB2,977 million in 2008 to RMB109 million in 2009. The decrease was primarily due to a decrease in impairment provisions as no significant impairment provisions were made in 2009, while impairment provisions were made in 2008 for goodwill and certain models of aircraft and relevant flight equipment, and impairment provisions made for fixed assets held for sale.

Other Operating Income and Other Gains

Our other operating income and other gains were primarily generated from government subsidies and gains on disposal of aircraft and relevant assets. The total amount of our other operating income and other gains increased from RMB672 million in 2008 to RMB1,288 million in 2009, primarily due to the refund of civil aviation infrastructure levies of RMB832 million in 2009. Other government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

 Finance Costs

Our finance costs decreased by 24.6% from RMB2,328 million in 2008 to RMB1,755 million in 2009, primarily due to the decrease of 27.5% in interest on loans from banks and other financial institutions, from RMB1,940 million in 2008 to RMB1,407 million in 2009, as well as the decrease of 24.6% in interest relating to obligations under finance leases, from RMB646 million in 2008 to RMB487 million in 2009. The decrease in interest rates was primarily due to the lowering of interest rates in 2009 due to the economic downturn. In addition, we used a portion of the proceeds from our share issuances in 2009 to repay a portion of the principal of our outstanding loans, resulting in a decrease in our finance costs in 2009.

Profit / (Loss) attributable to owners of the parent

As a result of the foregoing operating results, the net profit attributable to owners of the parent was RMB169 million in 2009, as compared to a net loss of RMB15,269 million in 2008.

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

As of December 31, 2008, 2009 and 2010, we had RMB3,451 million, RMB1,735 million and RMB3,078 million, respectively, in cash and cash equivalents; RMB35,101 million, RMB25,335 million and RMB38,566 million, respectively, in outstanding borrowings; and RMB2,160 million, RMB428 million and RMB1,486 million, respectively, in restricted bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

As of December 31, 2010, our accumulated losses amounted to approximately RMB12,956 million. In addition, our current liabilities exceeded our current assets by approximately RMB27,184 million. As a consequence, our Directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2010, we had total credit facilities of RMB47.03 billion from various banks, of which RMB30.72 billion are not utilized.  See the discussion below under “–Working Capital and Liabilities”.

We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue.

Cash Flows from Operating Activities

In 2010, we generated a net cash inflow from operating activities of RMB10,641 million as a result of cash generated from operations of RMB10,740 million less income tax we paid in 2010. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,585 million and negative changes in working capital of RMB(2,845) million. The operating profit before working capital changes of RMB13,585 million was a result of the profit before income tax of RMB5,418 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB 6,727 million, (ii) interest expenses of RMB1,502 million, (iii) consumption of flight equipment spare parts of RMB 601.4 million, and (iv) provision for return condition checks for aircraft and engines under operating leases of RMB586.4 million, partly offset by (i) net foreign exchange gains of RMB1,075 million and (ii) gains arising from fair value movements of derivative financial instruments of RMB915 million. Negative changes in working capital mainly consisted of (i) a decrease in trade payables and notes payables of RMB3,418 million, (ii) a decrease in flight equipment and spare parts of RMB776.7 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB305.6 million. These negative changes were partly offset by (i) an increase in sales in advance of carriage of RMB846.5 million and (ii) an increase in other long-term liabilities of RMB569.6 million.

In 2009, we generated a net cash inflow from operating activities of RMB3,429 million as a result of our cash generated from operations of RMB3,507 million less income tax we paid in 2009.  Our cash generated from operations was mainly due to operating profit before working capital changes of RMB3,198 million and positive changes in working capital of RMB310 million.  The operating profit before working capital changes of RMB3,198 million was a result of the profit before income tax of RMB249 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB5,177 million, (ii) interest expenses of RMB1,755 million, (iii) provision for return condition checks for aircraft and engines under operating leases of RMB588.7 million and (iv) provision for post-retirement benefits of RMB440.9 million, partly offset by unrealized gains arising from fair value movements of financial derivatives of RMB5,334 million.  Positive changes in working capital mainly consisted of (i) an increase in trade payables and notes payables of RMB1,021 million, (ii) an increase in prepayments, deposits and other receivables of RMB540 million, and (iii) an increase in sales in advance of carriage of RMB406 million. These positive changes were partly offset by (i) a decrease in other payables and accrued expenses of RMB482 million, (ii) a decrease in flight equipment and spare parts of RMB466 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB275 million.

In 2008, we generated a net cash inflow from operating activities of RMB2,856 million as a result of our cash generated from operations of RMB2,942 million less income tax we paid in 2008.  Our cash generated from operations was mainly due to operating profit before working capital changes of RMB112 million and positive changes in working capital of RMB2,831 million.  The operating profit before working capital changes of RMB112 million was a result of the loss before income tax of RMB15,256 million, mainly adjusted for (i) loss arising from fair value movements of derivative financial instruments of RMB6,401 million, (ii) a depreciation of property, plant and equipment of RMB4,756 million, (iii) impairment loss of RMB2,977 million and (iv) interest expenses of RMB2,328 million, partly offset by net foreign exchange gains of RMB1,971 million. Positive changes in working capital mainly consisted of (i) a decrease in flight equipment spare parts of RMB529 million, (ii) an increase in other long-term liabilities of RMB432 million, (iii) a decrease in amounts due from related parties of RMB223 million, and (iv) a decrease in prepayments, deposits and other receivables of RMB217 million. These positive changes were partly offset by (i) an increase in trade payables and notes payables of RMB2,007 million, (ii) an increase in other payables and accrued expenses of RMB1,902 million, and (iii) an increase in trade receivables of RMB910 million.

Cash Flows from Investing Activities

In 2010, our net cash outflow from investing activities was RMB8,633 million. Our net cash outflow for investing activities mainly consisted of (i) additions of property, plant and equipment of RMB6,523 million, primarily due to the purchase of 25 aircraft in 2010, (ii) advanced payments on acquisition of new aircraft of RMB3,462 million, and (iii) payment of short-term deposits with original maturity over three months of RMB434.3 million. These cash outflows were partly offset by (i) net cash acquired through acquisition of Shanghai Airlines Co., Ltd, (ii) proceeds from disposal of non-current assets held for sale of RMB430.1 million and (iii) proceeds from disposal of property, plant and equipment of RMB101.9 million.

In 2009, our net cash outflow from investing activities was RMB7,236 million. Our net cash outflow from investing activities mainly consisted of (i) additions of property, plant and equipment of RMB5,685 million, primarily due to the purchase of 17 new aircraft and (ii) advanced payments on acquisition of new aircraft of RMB1,927 million. These cash outflows were partly offset by (i) proceeds from disposal of interests in an associate, Joy Air, of RMB210 million and (ii) bank deposit interest received of RMB110 million.

In 2008, our net cash outflow from investing activities was RMB925 million. Our net cash outflow from investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB3,604 million and (ii) additions of property plant and equipment of RMB1,289 million. These cash outflows were partly offset by (i) refunds of advanced payments upon deliveries of aircraft of RMB2,422 million and (ii) proceeds from the disposal of property, plant and equipment of RMB1,856 million.

 Cash Flows from Financing Activities

In 2010, our net cash outflow from financing activities was RMB652 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term bank loans of RMB21,943 million, (ii) repayments of long-term bank loans of RMB6,527 million and (iii) principal repayments of financial lease obligations of RMB2,201 million. These cash outflows were partly offset by (i) proceeds from draw down of short-term bank loans of RMB20,803 million and (ii) proceeds from draw down of long-term bank loans of RMB11,556 million.

In 2009, our net cash inflow from financing activities was RMB2,086 million.  Our net cash inflow from financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB28,537 million, (ii) proceeds from the issuance of new A and H shares of RMB14,056 million in separate placements of such shares, which were completed on December 23, 2009 and (iii) proceeds from draw down of long-term bank loans of RMB10,823 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB39,535 million and (ii) repayments of long-term bank loans of RMB9,522 million.  Proceeds from the issuance of new shares in 2009 were used to repay a portion of our bank loans.

In 2008, our net cash outflow from financing activities was RMB92 million.  Our net cash outflow from financing activities mainly consisted of (i) repayments of short-term bank loans of RMB19,987 million, (ii) repayments of long-term bank loans of RMB3,923 million, (iii) interest paid of RMB2,742 million and (iv) principal repayments of finance lease obligations of RMB2,594 million. These cash outflows were partly offset by (i) proceeds from draw down of short-term bank loans of RMB25,403 million and (ii) proceeds from draw down of long-term bank loans of RMB4,748 million.

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2010, our current liabilities exceeded our current assets by RMB27,184 million. In comparison, our current liabilities exceeded our current assets by RMB28,648 million as of December 31, 2009. The decrease in our current liabilities in 2010 was primarily due to the decrease in the current portion of borrowings and a decrease in derivative liabilities, partially offset by an increase in the current portion provision for return condition checks for aircraft and engines under operating leases. The decrease in our current assets in 2010 was primarily due to a decrease in cash and cash equivalents used to repay certain long-term liabilities. Short-term loans outstanding totaled RMB8,407 million and RMB11,193 million as of December 31, 2009 and 2010, respectively. Long-term outstanding bank loans totaled RMB16,928 million and RMB27,373 million as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, our long-term debt to equity ratio was 2.9 to 1. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2009 and 2010 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31
	2009	2010
	(RMB in millions)

Secured bank loans	8,789	16,444
Unsecured bank loans	16,546	22,122
Total	25,335	38,566

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2009 and 2010 was as follows:

	As of December 31
	2009	2010
	(RMB in millions)

Within one year	12,330	15,211
In the second year	2,714	8,162
In the third to fifth year inclusive	6,166	8,672
After the fifth year	4,125	6,521
Total	25,335	38,566

As of December 31, 2010, our interest rates relating to short-term borrowings ranged from 1.3% to 5.3%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 3.51% to 6.70%. Our bank loans are denominated in Renminbi, U.S. dollars and Euro. As of December 31, 2010, our total bank loans denominated in Renminbi amounted to RMB16,494 million, while our total bank loans denominated in U.S. dollars amounted to USD3,333 million. See Note 31 to the consolidated financial statements for more information on our borrowings.

We have entered into credit facility agreements to meet our future working capital needs. However, our ability to obtain financing may be affected by: (i) our results of operations, financial condition, cash flows and credit ratings; (ii)  costs of financing in line with prevailing economic conditions and the status of the global financial markets; and (iii) our ability to obtain PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which may include one or more approvals from the NDRC, SAFE, MOC and/or the CSRC depending on the circumstances. If we are unable to obtain financing, for whatever reason, for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be materially and adversely affected.

Capital Expenditures

As of December 31, 2010, according to the contracted agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB96,263 million, including RMB16,671 million in 2011 and RMB21,733 million in 2012, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2010:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
	(RMB in millions)
Long-Term Debt(1)	27,373	4,018	8,162	8,672	6,521
Capital Leases (2)	19,208	2,138	2,243	6,889	7,938
Operating Leases (3)	27,162	4,031	3,615	8,981	10,535
Unconditional Purchase Obligations(4)	96,263	16,671	21,733	57,859	—
Other Long-term Obligations (5)(6)	1,805	—	—	—	—
Post-retirement Benefit Obligations (5)	2,617	—	—	—	—
Deferred Tax Liabilities (5)	52	—	—	—	—
Short-term Bank Loans(7)	11,193	11,193	—	—	—
Interest Obligations	3,676	1,242	727	1,078	629
Under Finance Leases	1,666	339	297	610	420
Under Bank Loans	2,010	903	430	468	209
Fixed Rate	206	194	11	1	—
Variable Rate (8)	1,804	709	419	467	209
Total	189,349	39,293	36,480	83,479	25,623

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group’s frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2010, the weighted average interest rate of our short-term bank loans was 4.08% per annum (2009: 5.14%).

(8)
For our variable rate loans, interest rates range from one month LIBOR + 1% to six months LIBOR + 2.5%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2010. A 25 basis points increase in the interest rate would increase interest expenses by RMB54million.

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities		Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)

Lines of Credit	30,715	9,449	21,266	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	30,715	9,449	21,266	—	—

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

Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

Fair value of non-current assets held for sale

Non-current assets held for sale are stated the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy stated in Note 2(n) to the financial statements. The fair value of non-current assets has been determined by reference to the estimated market value and/or available price quotes provided by the potential buyers.

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

Frequent flyer programme

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits, and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

Depreciation of property, plant and equipment

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

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

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

Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(x) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 35 to the financial statements.

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made. Additional detailed information is disclosed in Note 34 to the financial statements.

Valuation of acquisition price

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended December 31, 2010 (Note 43 to the financial statements). The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company’s share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions were used to determine the adjustments for the value of those restricted shares. Changes to these assumptions may impact the initial recognized goodwill.

Purchase price allocation for business combination

Accounting for business acquisitions require the Group to allocate the cost of the acquisition to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In connection with the acquisition of Shanghai Airlines, the Company undertakes a process to identify all assets and liabilities acquired, including any identified intangible assets where appropriate. The judgements made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as assets useful lives, may materially impact the Group’s financial position and results of operation. In determining the fair values of the identifiable assets acquired and liabilities assumed, a valuation was conducted by an independent valuer and estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. The purchase accounting adjustment relate primarily to the aircraft and engines and land use right which is valued by using market value approach.

Taxation

We had carried forward tax losses of approximately RMB9,855 million as of December 31, 2010, which can be used to set off against future taxable income between 2011 and 2015.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2010, the corporate income tax rate applicable to the Company and these subsidiaries was 22%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2010 is insignificant and the change in tax rate has no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has not experienced significant inflation and in 2010, inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, decreased by approximately 0.7% in 2009 and in 2010. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2011 or later periods. These new/revised standards and interpretations were not expected to have material impact on the Group's or the Company's financial statements.

•	IFRS 9, ‘Financial Instruments’ (effective from January 1, 2013)

•	IFRS – Int 19, ‘Extinguishing financial liabilities with equity instruments’ (effective from July 1, 2010)

•	IFRS – Int 14 (amendment), ‘Prepayments of a minimum funding requirement’ (effective from January 1, 2011)

G.	Safe Harbor

See the section headed “Cautionary Statement With Respect To Forward-Looking Statements”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Age	Shares Owned(1)	Position

Liu Shaoyong(2)	52	0	Chairman of the Board of Directors
Li Jun	58	0	Vice Chairman
Ma Xulun (3)	47	0	Director and President
Luo Chaogeng	61	6,600 A Shares	Director
Luo Zhuping	58	11,616 A Shares	Director and Company Secretary
Sandy Ke-Yaw Liu (7)	63	0	Independent Non-executive Director
Wu Xiaogen (10)	45	0	Independent Non-executive Director
Ji Weidong (11)	54	0	Independent Non-executive Director
Shao Ruiqing (12)	54	0	Independent Non-executive Director
Liu Jiangbo	61	0	Chairman of the Supervisory Committee
Xu Zhao	42	0	Supervisor
Yan Taisheng (4)	57	0	Supervisor
Feng Jinxiong (5)	49	0	Supervisor
Liu Jiashun	54	3,960 A Shares	Supervisor
Zhang Jianzhong	56	0	Vice President
Li Yangmin	48	3,960 A Shares	Vice President
Zhao Jinyu (8)	54	0	Vice President
Tang Bing (9)	44	0	Vice President
Wu Yongliang (6)	48	3,696 A Shares	Chief Financial Officer

(1)	As of the year ended December 31, 2010.

(2)	Mr. Liu Shaoyong has served as Chairman of our Company since February 3, 2009.

(3)	Mr. Ma Xulun has served as Director of our Company since February 3, 2009 and President of our Company since December 12, 2008.

(4)	Mr. Yan Taisheng has served as Supervisor of our Company since March 26, 2009.

(5)	Mr. Feng Jinxiong has served as Supervisor of our Company since March 26, 2009.

(6)	Mr. Wu Yongliang has served as Chief Financial Officer of our Company since March 31, 2009.

(7)	Mr. Sandy Ke-Yaw Liu has served as an Independent Non-executive Director since June 13, 2009.

(8)	Mr. Zhao Jinyu has served as Vice President of our Company since December 23, 2009.

(9)	Mr. Tang Bing has served as Vice President of our Company since February 1, 2010.

(10)	Mr. Wu Xiaogen has served as an Independent Non-executive Director of our Company since March 19, 2010.

(11)	Mr. Ji Weidong has served as an Independent Non-executive Director of our Company since March 19, 2010.

(12)	Mr. Shao Ruiqing has served as an Independent Non-executive Director of our Company since June 28, 2010.

On February 1, 2010, during the 35th meeting of the fifth session of the Board, the Directors approved the appointment of Mr. Tang Bing as a Vice President of our Company.

On March 19, 2010, during the extraordinary general meeting, the shareholders of the Company approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong as independent non-executive directors of the fifth session of the Board.  On the same day, during the 33rd meeting of the fifth session of the Board, the resignations of Mr. Hu Honggao and Mr. Zhou Ruijin, independent non-executive directors of the Company, became effective.

On May 6, 2010, during the 37th regular meeting of the fifth session of the Board of our Company, the Directors approved the resignation of Mr. Fan Ru as a Vice President of the Company due to his retirement. On June 28, 2010, during the 2nd regular meeting of the Board, the Directors approved the resignation of Mr. Wu Baiwang and Mr. Xie Rong as independent non-executive directors.

On June 28, 2010, during the 2009 annual general meeting, the shareholders of the Company approved the appointment of Mr. Shao Ruiqing as an independent non-executive Director of our Company.

Directors

Mr. Liu Shaoyong is currently the Chairman of the Company, Deputy Party Secretary and General Manager of CEA Holding. Since Mr. Liu joined the civil aviation industry in 1978, he has been appointed the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi Branch of the Company and Chief of the Flying Model Division of the CAAC. Mr. Liu served as General Manager of the Company from December 2000 to October 2002, Vice Minister of the CAAC from October 2002 to August 2004, General Manager of China Southern Air Holding Company from August 2004 to December 2008, Chairman of Directors of China Southern Airlines Co., Ltd from November 2004 to December 2008. In December 2008, Mr. Liu was appointed Deputy Party Secretary and the General Manager of CEA Holding, and became the Chairman of the Company on February 3, 2009. Mr. Liu graduated from the China Civil Aviation Flight College and achieved an EMBA from Tsinghua University in 2005. Mr. Liu holds the title of First Class Pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

Mr. Li Jun is currently the Vice Chairman of the Company and the Deputy General Manager and the Party Secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as an officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, Deputy Director of Policy Research Department in the Civil Aviation Bureau in 1986, Deputy Manager of Planning Department in CAAC in 1989, Manager of Planning Department in CAAC in 1994, Director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as the Deputy General Manager and the Party Secretary of CEA Holding and has served as Vice Chairman of the Company since June 2007. Mr. Li graduated from the Party School of the Central Committee of the C.P.C.,  holds a bachelor’s degree in Economic Management and is a qualified senior political work instructor and economist.

Mr. Ma Xulun is currently a Director, the President, the Deputy Party Secretary of the Company and the Deputy Party Secretary of CEA Holding. Mr. Ma joined the civil aviation industry since 1997. He has been appointed Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Finance Department of the CAAC and Vice President of Air China International Corporation Limited. In 2002, after the restructuring of the civil aviation industry, he was appointed the Vice President of the general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as President and Deputy Party Secretary of Air China International Corporation Limited from September 2004 to January 2007. Mr. Ma was a party member of China National Aviation Holding Company from December 2004 to December 2008 and Deputy General Manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma has served as General Manager and Deputy Party Secretary of the Company and Deputy Party Secretary of CEA Holding. On February 3, 2009, Mr. Ma became a Director of the Company. Mr. Ma Xulun became a director of China Cargo Airlines Co., Ltd. (a subsidiary of the Company) on January 4, 2009 and became the chairman on January 5, 2009. Mr. Ma is also a director and the chairman of Shanghai Airlines Co., Ltd. (a subsidiary of the Company). Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a qualified accountant.

Mr. Luo Chaogeng is currently a Director, the party constitution member and Deputy General Manager of CEA Holding. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi’an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. Since September 2002, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he also served concurrently as the general manager of Yunnan Airlines of CEA Holding. Since September 2004, he has been the party constitution member and the Deputy General Manager of CEA Holding, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. Mr. Luo has served as a non-executive director of TravelSky Technology Limited since March 3, 2009. From September 1998 to June 2001, Mr. Luo attended the post-graduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

Mr. Luo Zhuping is currently a Director and the Company Secretary. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department and deputy head of the share system office of China Eastern Airlines from 1992 to 1997. In 1997, he became the secretary of the board of China Eastern Airlines Corporation Limited and, from 1997 to 2008, also served as the head of the secretariat of the Board of the Company. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a master’s degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training program for senior managers of large state-owned enterprises organized in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley. Mr. Luo has been responsible for joint-stock reform and capital management of the Company since 1993.

Mr. Sandy Ke-Yaw Liu was appointed as an Independent Non-executive Director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan in 1969. He has served China Airlines as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning, respectively, in its Corporate Office Taiwan. He also served as Vice President for Market and Sales in 1993, Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service, Taiwan Taoyuan International Airport Service Company and the Chairman of the Board of Taiwan Air Cargo Terminal. In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc., a global logistics company, as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University and attended an advanced study program at Stanford University in the United States in 1990 and 1993, respectively.

Mr. Wu Xiaogen was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company from March 1999 to July 2000 and the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries since November 2004. He has been a professional director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu is also a director of Chinese Institute of Certified Public Accountants and a member of the moral code committee of Chinese Institute of Certified Public Accountants. Mr. Wu was appointed as an independent non-executive director of China Petroleum & Chemical Corporation, a company listed on the Hong Kong Stock Exchange, on May 18, 2010. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics in 1997 and has a doctoral degree in Economics.

Mr. Ji Weidong was appointed as an Independent Non-executive Director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School. He obtained his doctoral degree in law from Kyoto University in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University. Since 2008, he has been the dean and professor at Koguan Law School of Shanghai Jiaotong University. He is currently an honorary professor at Kobe University.

Mr. Shao Ruiqing is currently an Independent Non-executive Director of the Company, the deputy head of the Shanghai Lixin University of Commerce, a professor in accounting and also a professor and a mentor to doctoral students at Shanghai Maritime University. He taught at Shanghai Maritime University and has been deputy dean and dean of the School of Economics and Management. Since March 2004, he has been deputy dean in Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University obtaining his bachelor’s degree in economics and master’s degree and doctoral degree in management. Mr. Shao has always been active in the teaching, research and practice of the accounting profession. He spent two and a half years as a senior visiting scholar in the U.K. and Australia. He is well-versed in the areas of internal control, IFRS and standards for risk management for foreign enterprises. Mr. Shao is an independent director of SAIC Motor Corporation Limited and external supervisor of China Merchants Bank Co., Ltd. Mr. Shao was awarded special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Communications of the PRC as an expert in finance and accounting.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

Ms. Liu Jiangbo is currently the chairman of the Supervisory Committee of the Company, a party member, deputy general manager and the head of disciplinary inspection group of CEA Holding. Ms. Liu joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation from 1985 to 1987, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China from 1987 to 1990, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China from 1990 to 1994, deputy director of the transportation division of CAAC from 1994 to 2000, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited from 2000 to 2002, and the party member, deputy general manager and has been serving as the head of the disciplinary examination committee of CEA Holding since 2002. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, with the qualification of post-graduate and senior political work instructor.

Mr. Xu Zhao is currently a Supervisor of the Company, and the chief accountant of CEA Holding. Mr. Xu joined the civil aviation industry at the end of 2006. Mr. Xu served as an engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997, respectively. Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. Mr Xu has served as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on the Hong Kong Stock Exchange, since September 12, 2009. Mr. Xu graduated from Chongxing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant and is a certified public accountant in the PRC.

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and has served in the Command Center and the General Office of Shanghai Civil Aviation Administration Bureau. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company from 1993 to 1998 and was the Deputy Director of General Office of the Labour Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of Labour Union of the Company. He has been the Vice Chairman of the Labour Union and the Director of the General Office of the Labor Union of the Company since 2005. He has been a Supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

Mr. Feng Jinxiong is currently a Supervisor and general manager of Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and has served in the Planning Department of Shanghai Civil Aviation Administration Bureau as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of the Company from 1997 to 1998 and the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000. He was the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of the Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Ground Service Department of the Company from 2005 to 2007, as well as the President and the Deputy Party Committee Secretary of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a master’s degree.

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999, he was also the chief director in charge of fuel supply engineering at Haikou’s Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of Meiya Industrial Co., Ltd. From 1999 to 2007, he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company. He served as the general manager of Shanghai Puhang Oil Co., Ltd. from 2006 to March 2009. Since October 2009, Mr. Liu has served as the party secretary of China Aircraft Fuel Huadong Company. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

Senior Management

Mr. Zhang Jianzhong is a Vice President of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the CAAC Shanghai Planning Bureau. From December 1987 to April 1990, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of the Company. From April 1999 to April 2003, he was the assistant to the president of the Company. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information center of the Company. From April 2003 to June 2004, he was the chief economist of the Company. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a Vice President of the Company. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also the School of Economics and Management of Fudan University where he obtained a master’s degree.

Mr. Li Yangmin is a Vice President and Safety Controller of the Company, a Party Member of CEA Holding, the chairman of Eastern Airlines Yunnan Limited Corporation, a director of Shanghai Airlines Co., Ltd. and a director of China Cargo Airlines Co., Ltd.. Mr. Li participated in the civil aviation industry in 1985. He was the deputy head of the workshop, head of technology office and secretary of the workshop branch of the Aircraft Maintenance Workshop of China Northwest Airlines, the Deputy General Manager of the aircraft maintenance base and the manager of air route department of China Northwest Airlines. From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the Vice President and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been a vice president of the Company. Since July 2010, he has also been the Safety Controller of the Company. Mr. Li has also served as a director of China Cargo Airlines Co., Ltd. since August 2008, the chairman of Eastern Airlines Yunnan Limited Corporation since July 2010 and a director of Shanghai Airlines Co., Ltd. since September 2010. Mr. Li is currently the Party Secretary, Vice President and Safety Controller of the Company and a Party Member of CEA Holding. Mr. Li graduated from North Western Polytechnical University with a master’s degree. He is a qualified senior engineer.

Mr. Zhao Jinyu is the Company’s Vice President. Mr. Zhao joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of the Company. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. From July 2008 to December 2009, he was the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the China Civil Aviation Flight College for professional flying and holds the title of Second Class Pilot.

Mr. Tang Bing is the Company’s Vice President. Mr. Tang joined the civil aviation industry in 1993. From April 1997 to October 1999, he served as a deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of China Southern Airlines Company Limited. From October 1999 to May 2003, he was the deputy director of the Business Development Department of Guangzhou Aircraft Maintenance Engineering Co., Ltd. and the vice director of its Accessories Business Center. From June 2003 to December 2005, he was vice president of MTU Maintenance Zhuhai Co., Ltd. From December 2005 to March 2007, he served as the office director of China South Airlines Holding Company. From March 2007 to December 2007, he was the president and vice party secretary of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as the chief engineer and general manager and a deputy party secretary of the Aircraft Engineering Department of China South Airlines. From May 2009 to December 2009, he was appointed as a member of the Standing Committee to the Party Committee of the Company, general manager and deputy party secretary of the Beijing branch of the Company. Since December 2009, he has been a member of the Standing Committee to the Party Committee of the Company; he has served as a Vice President of the Company since February 2010; he has been a director and general manager of Shanghai Airlines Co., Ltd. (a subsidiary of the Company) since January 2010. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics, majoring in electrical technology. He obtained a MBA from the Administration Institute of Sun Yat-sen University in 2003 and an EMBA from the School of Economics and Management of Tsinghua University in 2008.

Mr. Wu Yongliang is currently the Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director, and subsequently director, of the Finance Department of the Company from 1997 to 1998, the director of Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of CEA Holding from 2000 to 2001, the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 to March 2009. Since 2009, he has served as the chief financial officer of the Company. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, specializing in planning and finance. He also graduated from Fudan University, specializing in business administration. Mr. Wu received post-graduate education and holds the title of Accountant.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2010 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB5,503,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2010 are as follows:

	2010
Name and Principal Position	Salaries and allowances	Bonus	Total

	RMB’000	RMB’000	RMB’000

Directors
Liu Shaoyong*	—	—	—
Li Jun*	—	—	—
Ma Xulun	604	—	604
Luo Chaogeng*	—	—	—
Luo Zhuping	514		514

Independent non-executive Directors
Wu Xiaogen***	—		—
Ji Weidong***	96		96
Shao Ruiqing***	60		60
Hu Honggao**	24	—	24
Zhou Ruijin**	24	—	24
Wu Baiwang**	60		60
Xie Rong**	60	—	60
Sandy Ke-Yaw Liu****	105	—	105

Supervisors
Liu Jiangbo*	—	—	—
Xu Zhao*	—	—	—
Yan Taisheng	220	—	220
Feng Jinxiong	317	—	317
Liu Jiashun	—	—	—

Senior Management
Zhang Jianzhong	544	—	544
Li Yangmin	544	—	544
Fan Ru**	350	—	350
Zhao Jinyu	927	—	927
Tang Bing***	544	—	544
Wu Yongliang	514		514
Total	2,724		2,724

*
Certain Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	These directors, supervisors and senior management of the Company retired or resigned during the year ended December 31, 2010.

***	These directors, supervisors and senior management of the Company were newly appointed during the year ended December 31, 2010.

****	Salaries and allowances paid was HK$120,000 and a translation to RMB has been calcuated at an exchange rate of RMB0.8743=HK$1.00 on December 31, 2010.

During the year ended December 31, 2010, no Directors and supervisors waived their compensation.

C.	Board Practices

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

Name	Held Position Since	Expiration of Term

Liu Shaoyong	February 3, 2009	June 28, 2013
Li Jun	June 29, 2007	June 28, 2013
Ma Xulun	February 3, 2009	June 28, 2013
Luo Chaogeng	June 29, 2007	June 28, 2013
Luo Zhuping	June 29, 2007	June 28, 2013
Sandy Ke-Yaw Liu	June 13, 2009	June 28, 2013
Wu Xiaogen	March 19, 2010	June 28, 2013
Ji Weidong	March 19, 2010	June 28, 2013
Shao Ruiqing	June 28, 2010	June 28, 2013
Liu Jiangbo	June 29, 2007	June 28, 2013
Xu Zhao	June 29, 2007	June 28, 2013
Yan Taisheng	March 26, 2009	June 28, 2013
Feng Jinxiong	March 26, 2009	June 28, 2013
Liu Jiashun	June 29, 2007	June 28, 2013
Zhang Jianzhong	June 29, 2007	June 28, 2013
Li Yangmin	June 29, 2007	June 28, 2013
Zhao Jinyu	December 23, 2009	June 28, 2013
Tang Bing	February 1, 2010	June 28, 2013
Wu Yongliang	March 31, 2009	June 28, 2013

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services. The Directors, executive officers and supervisors for the following term will be approved during our annual general meeting to be held on June 29, 2011.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. On August 10, 2009, our Board of Directors approved a resolution to change the audit committee to the audit and risk management committee. On March 19, 2010, the Board of our Company approved the appointment of Mr. Wu Xiaogen and Mr. Ji Weidong to serve as members of the audit and risk management committee, whereas Mr. Hu Honggao and Mr. Zhou Ruijin ceased to be members of the audit and risk management committee. Mr. Shao Ruiqing serves as the chairman of the audit and risk management committee. All of the members of the audit and risk management committee are independent non-executive directors. Our audit and risk management committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held four meetings in 2010.

Nomination and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the “Remuneration and Appraisal Committee”), and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nomination Committee of our Company and the Remuneration and Appraisal Committee to form the Nomination and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nomination and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nomination and Remuneration Committee.

The Nomination and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nomination and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nomination and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nomination and Remuneration Committee, the Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of the Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009. The Nomination and Remuneration Committee held four meetings in 2010.

We follow our home country practice in relation to the composition of our Nomination and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

As of December 31, 2010, the three members of the Planning and Development Committee were Mr. Shao Ruiqing, Mr. Luo Chaogeng and Mr. Luo Zhuping.  Mr. Liu Shaoyong, Chairman of the Board of Directors, is the chairman of the committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans.  The Planning and Development Committee held eight meetings in 2010.

Aviation Safety and Environment Committee

Our Board of Directors approved the establishment of the Aviation Safety and Environment Committee and passed the “Working Rules of the Aviation Safety and Environment Committee” at the first regular meeting of the Board of Directors in 2010 on January 20, 2010. During the 36th ordinary meeting of the fifth session of the Board of the Company held on March 19, 2010, our Board of Directors agreed that Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Luo Chaogeng would serve on the Aviation Safety and Environment Committee. Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under our Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation.

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

The table below sets forth the number of our employees as of December 31, 2008, 2009 and 2010, respectively:

	As of December 31
	2008	2009	2010
Pilots	3,048	3,350	4,587
Flight attendants	6,036	6,417	7,200
Maintenance personnel	7,425	9,411	10,446
Sales and marketing	2,922	3,713	4,105
Management and others(1)	24,722	23,047	30,758
Total	44,153	45,938	57,096

(1)
Others include outsourced non-skilled and semi-skilled personnel employed by third-party employment staffing companies and other entities. These personnel remain employees of their respective employment staffing company or other entity.

E.	Share Ownership

See Item 6.A and Item 6.B above.

Item 7.                   Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2010 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares

Domestic A Shares	CEA Holding	4,831,375,000	62.08%	42.84%

H Shares	HKSCC Nominees Limited (1)	3,474,568,399	99.43%	30.81%

(1)
As custodian of the Depositary for American Depositary Shares representing H Shares.  Amount of shares owned by HKSCC Nominees Limited also includes 1,927,375,000 H shares held by CES Global, of which 1,437,375,000 H shares are subject to a trading moratorium until June 26, 2012.

As of December 31, 2010, CEA Holding held 42.84% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2010, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2010 and May 16, 2011, there were, respectively, 48 and 44 registered holders of American depositary receipts evidencing 2,223,720 and 2,020,241 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

Eastern Aviation Import and Export Corporation, or EAIEC, a 55% owned subsidiary of CEA Holding.

Our Company and EAIEC have entered into an import/export agency agreement dated May 12, 2005 to supersede our agreement dated January 7, 1997, regarding the import and export of aircraft-related accessories, machinery and equipment for a term of three years commencing from July 1, 1999. The agreement is subject to renewal. For the year ended December 31, 2010, the handling charges paid to EAIEC were approximately RMB59.6 million in total.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing import and export agency agreement with the Eastern Aviation Import & Export Company on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide us with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in our daily airlines operations and civil aviation business. The Import and Export Agency Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

SA Import and Export Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Airlines Tours, International (Group) Co., Ltd., or SA Travel, entered into the SA Import and Export Share Transfer Agreement with EAIEC, pursuant to which Shanghai Airlines agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests, representing 89.72% of the entire issued share capital of SA Import & Export, and SA Travel agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests II, representing 10.28% of the entire issued share capital of SA Import & Export.

Eastern Aviation Advertising Service Co., Ltd., or Eastern Aviation Advertising, a 55% owned subsidiary of CEA Holding.

Advertising service agreement

Our Company and Eastern Aviation Advertising have entered into an advertising service agreement dated May 12, 2005 to supersede our agreement dated December 30, 1996, regarding the provision of advertising services for a term of three years commencing from July 1, 2005. On April 29, 2008, we entered into an agreement to renew our agreement dated May 12, 2005 regarding the provision of advertising services in substantially the same terms, for an additional term of three years commencing from July 1, 2008. For the year ended December 31, 2010, the aggregate amount we paid to Eastern Aviation Advertising for advertising services was approximately RMB20.2 million.

Media resources agreement

On March 24, 2010, our Company and Eastern Aviation Advertising, which is 55% owned by CEA Holding, entered into an exclusive media resources agreement in which we granted Eastern Aviation Advertising the exclusive rights to operate the media resources of the Company.  Pursuant to the agreement, Eastern Aviation Advertising will have the exclusive rights to (i) distribute in-flight reading materials; (ii) operate aircraft cabin-based, in-flight and facilities advertising; and (iii) purchase in-flight entertainment programming from third parties or to self-produce such programming.  The term of this agreement is for three years, commencing March 24, 2010, with the relevant terms to increase the fees payable to the Company in accordance with the expansion of the Company’s aircraft fleet. For the year ended December 31, 2010, the aggregate amount we paid to Easter Aviation Advertising for media royalty fees was approximately RMB12.0 million.

SA Media Disposal

On July 28, 2010, Shanghai Airlines and SA Travel entered into the SA Media Share Transfer Agreement with Eastern Aviation Advertising, pursuant to which Shanghai Airlines agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests I, representing 49% of the entire issued share capital of SA Media, and SA Travel agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests II, representing 51% of the entire issued share capital of SA Media.

China Eastern Air Catering Investment Co., Ltd., or CEA Catering, a 55% subsidiary of CEA Holding. The remaining 45% is owned by our Company.

Catering Service Agreements

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business. For the year ended December 31, 2010, the aggregate amount we paid to the subsidiaries of CEA Catering for the supply of in-flight meals and other services was approximately RMB544.5 million.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing catering services agreement with the CEA Catering on substantially the same terms pursuant to which CEA Catering and the subsidiaries of CEA Catering will from time to time provide our Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of our Group. CEA Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate its operation needs. The catering services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013.

SA Catering Disposal

On July 28, 2010, Shanghai Airlines and SA Industry entered into the SA Catering Share Transfer Agreement with CEA Catering, pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests I, representing 50% of the entire issued share capital of SA Catering, and SA Industry agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests II, representing 20% of the entire issued share capital of SA Catering.

Eastern Air Group Finance Co., Ltd., or Eastern Finance, which is 25% owned and controlled by CEA Holding.

Our Company and Eastern Finance have entered into a financial services agreement dated May 12, 2005 to supersede our agreement with Eastern Finance dated January 8, 1997, regarding the provision of deposit services, loan and financing services and certain other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Pursuant to this agreement, we may place deposits with, and obtain loans from, Eastern Finance. As of December 31, 2010, we had short-term deposits amounting to RMB1,137.2 million placed with Eastern Finance, which paid interest to us at 0.36% per annum. In addition, our Company had short-term loans of RMB1,286.2 million from Eastern Finance. During the year ended December 31, 2010, the weighted average interest rate on the loan was 4.26% per annum. As of December 31, 2010, we had long-term loans of RMB295 million and RMB32 million with Eastern Finance and CEA Holding, respectively.  These loans both had weighted average interest rates of 5.00% and 5.18%, respectively, per annum.

Pursuant to the financial services agreement, Eastern Finance shall deposit all monies deposited by our Company under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Agriculture Bank of China and Bank of Communications. Eastern Finance has also undertaken under the financial services agreement that all outstanding loans it provides to CEA Holding and its subsidiaries (other than our Company) will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing financial services agreement with the Eastern Finance, pursuant to which the Eastern Finance and its subsidiaries will from time to time provide us with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of “other financial services” is not limited and different services may be provided to us as and when they are needed). The financial services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

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

For the year ended December 31, 2010, automobile maintenance fees paid to CEA Development Co. amounted to approximately RMB39.8 million and equipment maintenance fees paid to SEAEMC were approximately RMB2.9 million.

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development Co. pursuant to which CEA Development Co. and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company’s automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

Great Wall Airlines, a non-wholly owned subsidiary of CEA Holding

On December 20, 2010, China Cargo Airlines, a subsidiary of our Company, as purchaser, and Great Wall Airlines, as vendor, entered into a purchase agreement for the acquisition of the assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386.9 million (subject to adjustments). The acquisition has obtained the approval from CAAC, NDRC and MOC, and was completed on June 1, 2011. The acquisition is to align with the development strategy of our Company and enhances China Cargo Airlines’ capability for sustainable development, while avoiding horizontal competition.

Ticket Sales

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holding regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before the 31st of December in each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year. For the year ended December 31, 2010, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB18.7 million.

On April 29, 2008, we entered into certain sales agency service agreements to renew our agreements dated May 12, 2005 regarding the sales of our air tickets by certain subsidiaries of CEA Holding as our sales agents and the provision of complementary services, in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

On October 15, 2010, our Company entered into an agreement relating to the renewal of the existing sales agency services agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei Entities will from time to time provide our Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of our Group. The Sales Agency Services Renewal Agreement will be effective for a term of 3 years commencing from January 1, 2011 to December 31, 2013.

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

On May 12, 2005, we entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan for a term of three years, subject to renewal of another three years. Pursuant to this property leasing agreement, we leased from CEA Holding, for our use in daily airlines and other business operations: (i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square meters located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; and (ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square meters. Under the property leasing agreement, our Company shall pay annual rentals to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. In 2010, we paid a rental of RMB55 million under this property leasing agreement.

On April 29, 2008, we entered into an agreement to renew the property leasing agreement dated May 12, 2005 for an additional term of three years commencing July 1, 2008. Pursuant to the agreement, we will renew our lease on all properties covered by the previous property leasing agreement entered into on May 12, 2005, except that where we previously leased 81 building properties and related construction, infrastructure and facilities, we will instead lease 77 building properties and related construction, infrastructure and facilities covering an aggregate floor area of approximately 452,949 square meters. In addition, CEA Holding will be the only counterparty in the property leasing renewal agreement. Under the property leasing renewal agreement, our Company will pay annual rentals of approximately RMB55.1 million. The rental payments will be payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The property leasing renewal agreement was approved, confirmed and ratified by independent shareholders at our Annual General Meeting held on June 30, 2008.

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms, pursuant to which the Company will lease from CEA Holding and its subsidiaries, for use by our Group in its daily airlines and other business operations certain property facilities owned by CEA Holding and/or its subsidiaries. The Property Leasing Renewal Agreement will be effective for a term of 3 years commencing from January 1, 2011 to December 31, 2013.

Guarantee by CEA Holding

As of December 31, 2010, certain unsecured long-term bank loans of our Group with an aggregate amount of RMB575 million were guaranteed by CEA Holding. See Note 31 to our audited consolidated financial statements.

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

Equity Transfer Agreements with CEA Holding

On October 29, 2010, the Company entered into two equity transfer agreements with CEA Holding in Shanghai. Pursuant to these agreements, the Company acquired 5% equity interests in Flight Training Company and 14.14% equity interests in Eastern Airlines Hotel held by CEA Holding by way of cash. The acquisition prices were determined on the basis of the appraised net asset value as of June 30, 2010, being the record date in respect of their respective valuations. The resolutions in respect of the said connected transactions were unanimously approved by the independent directors of the Company present at the meeting, who also expressed their independent opinions.

Upon the completion of the equity transfers under these connected transactions, Flight Training Company and Eastern Airlines Hotel will become wholly-owned subsidiaries of the Company. The Company will be able to direct and manage Flight Training Company and Eastern Airlines Hotel in a more flexible manner, so as to ensure that they better serve the Company’s requirements by providing protection and services to the air crew and to endeavor to open up external markets.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.               Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

 Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of  forum non conveniens  in order to permit proceedings in the PRC. Following the plaintiffs’ appeals, in February 2009 the Court of Appeal of California affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. On August 18, 2009, the Court accepted the case. Legal documents including summons, prosecution notifications and related materials have been served on the Company. Trial proceedings have not yet begun. The management of our Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company. Save as disclosed above, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal year ended December 31, 2006, our Board of Directors did not recommend any dividend payout due to our operating results in 2006. For the fiscal year ended December 31, 2007 and 2008, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB2,814 million in the year 2007 and of RMB18,082 million in the year 2008, respectively. For the fiscal year ended December 31, 2009, our Board of Directors also did not recommend any dividend payout due to our total accumulated losses of RMB17,913 million in the year 2009. For the fiscal year ended December 31, 2010, the Company recorded total accumulated losses of RMB12,956 million.  As such, the Board also did not recommend any dividend payout for the financial year ended 31 December 2010.The Directors expect the balance of accumulated losses will be carried forward to next year. We will not convert funds from the common reserve to increase our share capital during this period.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. BNYM, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board, which takes into account the following factors:

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders interests;

•	the effect on our creditworthiness;

•	general business and economic conditions; and

•	other factors our Board may deem relevant.

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (i) recovery of losses, if any and (ii) allocations to the statutory surplus reserve. The allocations to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRS, less allocations to the statutory surplus reserve.

B.	Significant Changes

Significant Post Financial Statements Events

Not applicable.

Item 9.                   The Offer and Listing

A.	Offer and Listing Details

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 50 H Shares, have been issued by The Bank of New York Mellon (“BNYM”) as the Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2010, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2010 and May 16, 2011, there were, respectively, 48 and 44 registered holders of American depositary receipts evidencing 2,223,720 and 2,020,241 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 7,782,213,860 domestic ordinary shares were also outstanding as of December 31, 2010 and June 29, 2011.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2006 to June 28, 2011.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per H Share (HK$)		Price Per ADS (US$)

	High	Low	High	Low

2006	1.73	0.99	22.54	13.00
2007	10.50	1.68	111.58	24.02
2008	8.11	0.65	102.99	8.47
First Quarter 2008	8.11	3.29	102.99	43.61
Second Quarter 2008	4.12	2.41	53.19	30.80
Third Quarter 2008	2.86	1.05	36.50	15.01
Fourth Quarter 2008	1.47	0.65	18.80	8.47
2009	3.12	0.91	52.75	12.00
First Quarter 2009	1.28	0.91	14.95	12.00
Second Quarter 2009	1.87	1.19	23.92	15.56
Third Quarter 2009	2.78	1.74	35.50	21.83
Fourth Quarter 2009	3.12	2.08	40.67	26.76
2010	5.38	2.53	58.79	23.10
First Quarter 2010	4.10	2.53	52.75	32.68
Second Quarter 2010	4.51	2.96	57.10	38.11
Third Quarter 2010	4.83	3.09	58.79	25.00
Fourth Quarter 2010	5.38	3.55	34.58	23.10
January 2011	4.46	3.55	27.49	22.91
February 2011	3.74	3.30	23.78	21.28
March 2011	3.61	2.88	22.84	18.53
April 2011	3.66	2.84	23.12	18.21
May 2011	3.79	3.30	24.15	21.49
June 2011 (up to June 28, 2011)	3.59	3.04	22.9	19.52

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Description of the Shares

 As of December 31, 2010, our share capital structure was as follows: 11,276,538,860 ordinary shares of which (a) 5,120,263,860 A shares subject to trading moratorium, which represented 45.41% of our share capital, were held by CEA Holding and Jin Jiang International Holdings Company Limited; (b) 2,661,950,000 A shares, which represented 23.60% of our share capital, were issued to investors in China; and (c) 3,494,325,000 H shares, which represented 30.99% of our share capital, were issued to foreign investors including CES Global, a wholly owned subsidiary of CEA Holding.

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

When we convene a shareholders’ general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to us twenty (20) days before the date of the meeting. When we convene a shareholders’ annual general meeting, shareholders holding three per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and we shall place those matters in the proposed motions within the scope of functions and powers of the Shareholders’ general meeting on the agenda.

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

Unless otherwise specified, all rights, obligations and protections discussed below are derived from the Articles of Association, the PRC Company Law and abovementioned laws and regulations.

Significant Differences in the H Shares and A Shares

Holders of H Shares and A Shares, with minor exceptions, are entitled to the same economic and voting rights. The Articles of Association provide that dividends or other payments payable to H Share holders shall be declared and calculated in Renminbi and paid in Renminbi, while those to A Share holders shall be declared and calculated in Renminbi and paid in the local currency at the place where such A Shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the Board of Directors). In addition, the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by investors within the territory of the PRC.

Restrictions on Transferability and the Share Register

H Shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

Pursuant to the Articles of Association, we may refuse to register a transfer of H Shares unless:

(1)
a fee (for each instrument of transfer) of two Hong Kong dollars and fifty cents or any higher fee as agreed by the Stock Exchange has been paid to us for registration of any transfer or any other document which is related to or will affect ownership of or change of ownership of the shares;

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

Repurchase of Shares

We may, with approval according to the procedures provided in these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase our issued shares under the following circumstances:

(i)	cancellation of shares for the reduction of capital;

(ii)	merging with another company that holds shares in our Company; or

(iii)	other circumstances permitted by relevant laws and administrative regulations.

We shall not repurchase our issued shares except under the circumstances stated above.

We may, with the approval of the relevant State governing authority for repurchasing shares, conduct the repurchase in one of the following ways:

(i)	making a pro rata general offer of repurchase to all our shareholders;

(ii)	repurchasing shares through public dealing on a stock exchange; or

(iii)	repurchasing shares by an off-market agreement off of a stock exchange.

Interested Shareholders

Articles 88 and 89 of our Articles of Association provide the following:

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

(ii)	in the case of a repurchase of shares by an off-market contract under Article 30, a holder of the shares to which the proposed contract relates; and

(iii)
in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate obligation imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Changes in Capital

Article 78(1) provides that any increase or reduction in share capital shall be resolved by a special resolution at a shareholders’ general meeting.

Changes in Registered Capital

The Company may reduce its registered share capital. It shall do so in accordance with the Company Law, any other relevant regulatory provisions and the Articles of Association.

Recent Amendments to the Articles of Association

On February 2, 2010, our shareholders approved amendments to the Articles of Association, which was amended, respectively, as follows:

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 11,276,538,860 shares.”

Article 21: “The Company has issued a total of 11,276,538,860 ordinary shares, comprising a  total of 7,782,213,860 A shares, representing 69.01% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 30.99% of the total share capital of the Company.”

Article 24: “The Company's registered capital is Renminbi 11,276,538,860.”

The CSRC has enacted regulations in recent years which affect the corporate governance of PRC listed companies and the PRC Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company.  Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders’ general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments were approved at our Annual General Meeting that took place on June 13, 2010.

C.	Material Contracts

For a summary of any material contracts entered into by our Company or any of our consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

In addition, we entered into the following agreements to purchase aircraft or to issue new shares, which are filed with this Annual Report as exhibits:

•	an aircraft purchase agreement, dated as of June 15, 2009, between our Company and Airbus SAS regarding the purchase of 20 Airbus A320 aircraft (with engines);

•	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global;

•	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding;

•	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009; and

•	an aircraft purchase agreement, dated as of December 23, 2009, between our Company and Airbus SAS regarding the purchase of 16 A330 aircraft (with engines).

•	an aircraft purchase agreement, dated as of December 30, 2010, between our Company and Airbus SAS regarding the purchase of 50 A320 aircraft.

D.	Exchange Controls

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

Hong Kong Taxation

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

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% (0.1% for each of sold note and bought note) of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

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

China Taxation

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

Distributions on the H Shares or ADSs

Subject to the discussions below under “— Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2013 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2011 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “-Passive Foreign Investment Company”.

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

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “China Taxation”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

Sale, Exchange or Other Disposition

Subject to the discussions below under “— Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If Shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2011 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a “purging” election by the U.S. Holder.

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

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under “— Distributions on the H Shares or ADSs,” is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the H Shares or ADSs, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the H Shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

I.	Subsidiary Information

For a listing of our significant subsidiaries, see “Item 4. Information on the Company — History and Development of the Company”.

Item 11.              Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2010, the notional amount of the outstanding interest rate swap agreements was approximately US$668 million. These interest rate swap agreements will expire between 2011 and 2021. If the interest rate had been 0.25% higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB94.4 million in 2009 and RMB110.4 million in 2010.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies.  As of December 31, 2010, the notional amount of the outstanding currency forward contracts was approximately US$48.0 million, which will expire between 2011 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit and loss account. In 2009 and 2010, we had foreign exchange gains of RMB95 million and RMB1,075 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2010 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase

U.S. dollar depreciates by 1%	365,365
Japanese yen depreciates by 1%	(1,246)
Euro depreciates by 1%	(1,143)

Fuel Hedging Risk

In order to control fuel costs, we entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2009 and 2010, we hedged 52.6% and 28.2% of our annual fuel consumption, respectively.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2010, the fair value gain as of December 31, 2010 would have increased or decreased by approximately RMB24 million and RMB88 million, respectively. In 2010, we did not enter into any new crude oil option contracts, and those signed in past years will be settled by December 31, 2011.

Item 12.              Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our ADSs, each representing 100 H shares, are traded on the New York Stock Exchange under the symbol “CEA.” On August 10, 2010, we effected an ADS split whereby each ADS now represents 50 H shares. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. ADS holders are required to pay the following service fees to BNYM:

Service		Fees (in U.S. dollars)
●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per ADSs (or portion of 100 ADSs)
●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	N/A
●	Any cash distribution to ADS registered holders	N/A
●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
●	Depositary services	N/A
●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
●	Converting foreign currency to U.S. dollars	N/A
●	As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
●	As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

For the past annual period, from January 1, 2010 to December 31, 2010, the Company received from the depositary an aggregate of US$82,089 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$139,086.

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

PART II

Item 13.              Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.              Material Modifications to the Rights of Security Holders and Use Of Proceeds

On August 10, 2010, we effected an ADS split whereby each ADS now represents 50 H shares. There was no change to the rights and preferences of the underlying H shares.

Item 15.              Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2010, the end of the fiscal year covered by this Annual Report. Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2010, we have implemented certain measures to enhance our internal controls over financial reporting, which include the following initiatives:

•
To regulate our hedging operations, we implemented our internal interim measures on hedging operations (“interim measures”). According to our interim measures, we established a hedging operations committee and hedging operations management team, which comprises personnel from the auditing, accounting, finance, legal and procurement departments and the secretary of the Board of the Directors. Pursuant to our interim measures, we also issued the operational guidance on hedging operations, which clarifies certain hedging-related risk control policies.

•	Our accounting department began, on a more regular basis, recording the relevant amounts of our related party transactions monthly, and compiling and periodically updating a list of related parties.

•
Our accounting and legal departments jointly established a contract management system, which includes contract-related functions such as budget management, submission, management and review processes, as well as progress reports on related contractual payments and receivables. This system is currently in its trial stage.

•
Our accounting department has established a mechanism that conducts periodic aging analyses of receivables, payables and current accounts, and facilitates the resolving of certain long-term or unsettled receivables and payables.

Item 16A.           Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Shao Ruiqing, the chairman of our audit committee, is an independent financial expert serving on our audit committee, given his experience in the academic aspects of accounting and notable achievements in accounting education and academic research. Mr. Shao is independent of the Board of Directors, senior management, Supervisors or substantial shareholders of our Company.

Item 16B.           Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this Annual Report. Our code of ethics can also be found on our corporate website, http://www2.ce-air.com/cea2/en_US/cea2_enUS_news_ detail/0,15275,200,00.html?newsId=200. A copy of our code of ethics will be provided to any person free of charge upon written request to Zhuping Luo, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Lu, Number 88, Shanghai 200335, the People’s Republic of China.

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, PricewaterhouseCoopers, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2009 and 2010:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees

	(RMB)	(RMB)	(RMB)	(RMB)

2009	12,000,000	11,000,000	60,000	0
2010	16,680,000	1,500,000	109,000	1,000,000

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2009 and 2010.

Audit-Related Fees

Audit-related fees for the fiscal year ended December 31, 2010 primarily consist of fees for and services provided in connection with the proposed restructuring of the Company’s cargo airline business during the reporting period. Audit-related fees for the fiscal year ended December 31, 2009 primarily consist of fees for and services provided in connection with the Company's absorption of Shanghai Airlines and the relevant regulatory filing.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

All Other Fees

Other fee for the fiscal year ended December 31, 2010 was primarily related to the non-audit service with respect to Sarbanes-Oxley Act of 2002 compliance of the Group's newly acquired business.

Item 16D.           Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.            Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company and its affiliates have not purchased any issued shares of the Company during 2010 and up to the date of this Annual Report.

Item 16F.            Changes in Registrant’s Certifying Accountant

There has not been a change in the Company’s certifying accountant during 2009 and 2010.

Item 16G.                      Corporate Governance

The NYSE has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. To qualify for this exemption, a listed foreign private issuer must disclose any significant differences between their corporate governance practices and the requirements of the NYSE corporate governance standards.

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

The Company has established a nomination committee. As of December 31, 2010, the Nomination Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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
The Company has established a remuneration and appraisal committee. As of December 31, 2010, the Remuneration and Appraisal Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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

The Audit and Risk Management Committee consists of three independent non-executive Directors, and complies with relevant domestic, Exchange Act and NYSE requirements.

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

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2010 Hong Kong Annual Report, which can be accessed through the following link on our website:
http://www.ceair.com/mu/main/gydh/tzzgx/dqbg/yxglhzqjysfb/2010dqbghk/index.html

PART III

Item 17.               Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.               Financial Statements

Reference is made to pages F-1 to F-90.

Item 19.               Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on February 2, 2010 (English translation). (7)

2.1	Specimen Certificate for the H Shares. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts. (2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation). (1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (8)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation). (3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (8)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (8)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (8)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5) (8)

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

4.18	Aircraft Purchase Agreement, dated as of June 15, 2009, between our Company and Airbus SAS. (7) (8)

4.19	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global. (7)

4.20	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding. (7)

4.21	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009. (7)

4.22	Aircraft Purchase Agreement, dated as of December 23, 2009, between our Company and Airbus SAS. (7) (8)

4.23	A320 Family Aircraft Purchase Agreement, dated as of December 30, 2010, between our Company and Airbus SAS (8)

8.1	List of Subsidiaries (as of June 29, 2011).

11.1	Code of Ethics (English translation). (5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)
Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(6)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 11, 2009.

(7)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 24, 2010.

(8)
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

Date: June 29, 2011

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2008, 2009 AND 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2010 and 2009. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Hong Kong, June 28, 2011

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands except for per share data)

		Year ended December 31,
		2010	2009	2008
	Note	RMB’000	RMB’000	RMB’000

Revenues	5	73,803,659	38,989,659	41,072,557
Other operating income	6	658,620	1,288,017	405,163
Other gains	6	-	-	267,084
Operating expenses
Aircraft fuel		(21,605,611)	(12,254,980)	(18,488,242)
Gain/(loss) on fair value movements of financial derivatives	8	833,384	3,774,688	(6,400,992)
Take-off and landing charges		(7,454,637)	(5,460,351)	(5,279,590)
Depreciation and amortization		(6,757,837)	(5,202,835)	(4,781,562)
Wages, salaries and benefits	9	(8,940,786)	(5,148,877)	(4,545,312)
Aircraft maintenance		(4,614,093)	(3,018,724)	(3,272,981)
Impairment losses	10	(405,391)	(109,417)	(2,976,678)
Food and beverages		(1,596,454)	(1,201,023)	(1,321,268)
Aircraft operating lease rentals		(3,975,557)	(2,517,567)	(2,734,802)
Other operating lease rentals		(601,742)	(407,386)	(369,236)
Selling and marketing expenses		(3,323,830)	(1,977,760)	(1,562,945)
Civil aviation infrastructure levies		(1,295,612)	(890,348)	(769,849)
Ground services and other charges		(439,664)	(289,993)	(268,873)
Transportation, accommodation and meals		(1,303,974)	-	-
Office, administrative and other expenses		(7,283,529)	(3,751,763)	(4,055,679)
Total operating expenses		(68,765,333)	(38,456,336)	(56,828,009)
Operating profit/(loss)	11	5,696,946	1,821,340	(15,083,205)
Share of results of associates	22	39,228	(46,602)	69,668
Share of results of jointly controlled entities	23	28,154	23,803	24,050
Finance income	12	1,155,384	205,304	2,061,625
Finance costs	13	(1,501,900)	(1,754,640)	(2,328,147)
Profit/(loss) before income tax		5,417,812	249,205	(15,256,009)
Income tax	14	(133,491)	(52,547)	(73,916)
Profit/(loss) for the year		5,284,321	196,658	(15,329,925)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands except for per share data)

		Year ended December 31,
		2010	2009	2008
	Note	RMB’000	RMB’000	RMB’000

Other comprehensive (loss)/income for the year
Cash flow hedges, net of tax	37	(17,016)	57,914	(170,360)
Fair value movements of available-for-sale investments		(534)	-	-
Fair value movements of available for sale investments held by associates	22	1,543	(585)	(19,080)
Total comprehensive income/(loss) for the year		5,268,314	253,987	(15,519,365)
Profit/(loss) attributable to:
Owners of the parent		4,957,989	168,766	(15,268,532)
Non-controlling interests		326,332	27,892	(61,393)
		5,284,321	196,658	(15,329,925)
Total comprehensive income/(loss) attributable to
Owners of the parent		4,941,982	226,095	(15,457,972)
Non-controlling interests		326,332	27,892	(61,393)
		5,268,314	253,987	(15,519,365)
Earnings/(loss) per share attributable to Owners of the parent during the year
– Basic and diluted (RMB)	17	0.44	0.03	(3.14)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands)

		December 31,
		2010	2009
	Note	RMB’000	RMB’000

Non-current assets

Intangible assets	18	11,333,376	69,622
Property, plant and equipment	19	68,822,273	56,703,560
Lease prepayments	20	1,406,156	970,835
Advanced payments on acquisition of aircraft	21	6,356,602	5,081,174
Investments in associates	22	807,669	723,022
Investments in jointly controlled entities	23	406,170	372,793
Available-for-sale financial assets		242,005	57,269
Other long-term assets	24	1,752,115	926,312
Deferred tax assets	34	75,188	83,748
Derivative assets	37	52,081	-
		91,253,635	64,988,335
Current assets

Flight equipment spare parts		1,286,898	932,260
Trade receivables	25	2,127,446	1,370,871
Prepayments, deposits and other receivables	26	5,157,004	2,370,495
Cash and cash equivalents	27	3,078,228	1,735,248
Derivative assets	37	18,970	3,490
Non-current assets held for sale	41	411,535	450,693
		12,080,081	6,863,057
Current liabilities

Sales in advance of carriage		2,577,855	1,420,183
Trade payables and notes payable	28	4,275,443	6,480,459
Other payables and accrued expenses	29	14,536,168	11,517,204
Current portion of obligations under finance leases	30	2,137,831	2,125,430
Current portion of borrowings	31	15,210,660	12,330,075
Income tax payable		64,787	21,126
Current portion of provision for return condition checks for aircraft and engines under operating leases	32	339,091	609,884
Derivative liabilities	37	121,982	1,006,286
		39,263,817	35,510,647
Net current liabilities		(27,183,736)	(28,647,590)
Total assets less current liabilities		64,069,899	36,340,745

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands)

		December 31,
		2010	2009
	Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	30	17,070,502	17,244,805
Borrowings	31	23,354,997	13,004,874
Provision for return condition checks for aircraft and engines under operating leases	32	2,475,412	1,237,871
Other long-term liabilities	33	1,804,862	1,203,423
Deferred tax liabilities	34	51,814	51,539
Post-retirement benefit obligations	35(b)	2,556,001	1,798,707
Derivative liabilities	37	194,425	123,345
		47,508,013	34,664,564
Net assets		16,561,886	1,676,181

Equity
Capital and reserves attributable to the owners of the parent
Share capital	39	11,276,539	9,581,700
Reserves	40	3,994,748	(8,347,147)
		15,271,287	1,234,553
Non-controlling interests		1,290,599	441,628
Total equity		16,561,886	1,676,181

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands)

		Year ended December 31,
		2010	2009	2008
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	42(a)	10,739,839	3,507,690	2,942,466
Income tax paid		(98,591)	(78,274)	(86,931)
Net cash inflow from operating activities		10,641,248	3,429,416	2,855,535

Cash flows from investing activities

Additions of property, plant and equipment		(6,522,951)	(5,685,345)	(1,289,350)
Acquisition of land use rights		-	-	(53,117)
Payments of short-term deposits with original maturity over three months	26	(434,314)	-	-
Advanced payments on acquisition of aircraft	21	(3,461,737)	(1,927,252)	(3,603,824)
Disposal of subsidiaries		(9,730)	-	-
Repayment of other payables (installment payments for acquisition of an airline business)		–	(30,000)	(30,000)
Investment in available-for-sale financial assets		(2,737)	-	-
Net cash acquired through acquisition of Shanghai Airlines Co., Ltd. (”Shanghai Airlines”)	43	1,167,565	-	-
Proceeds from disposal of non-current assets held for sale		430,110	-	-
Proceeds from disposal of property, plant and equipment		101,894	32,888	1,856,358
Refunds of advanced payments upon deliveries of aircraft		-	-	2,422,252
Interest received		64,359	109,925	90,635
Dividend received		30,443	53,725	29,679
Capital injections in associates		-	-	(384,186)
Proceeds from disposal of interest in an associate		4,405	210,000	3,698
Proceeds on disposal of available-for-sale financial assets		-	-	32,972
Net cash outflow from investing activities		(8,632,693)	(7,236,059)	(924,883)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts in thousands)

		Year ended December 31,
		2010	2009	2008
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		20,803,369	28,536,703	25,403,301
Proceeds from sales and leaseback of aircraft		–	590,253	-
Repayments of short-term bank loans		(21,942,900)	(39,535,319)	(19,986,723)
Proceeds from draw down of long-term bank loans		11,556,258	10,823,185	4,748,071
Repayments of long-term bank loans		(6,526,565)	(9,522,385)	(3,922,593)
Principal repayments of finance lease obligations		(2,201,176)	(2,005,264)	(2,593,656)
Receipts/(payments) of restricted bank deposits		1,174,066	1,347,525	(1,365,116)
Interest paid		(1,644,924)	(2,161,085)	(2,741,980)
Refunds of deposits pledged for finance leases upon maturities		-	-	419,604
Capital contribution from non-controlling interests of subsidiaries		519,300
Proceeds from issuance of new shares		–	14,056,167	-
Dividends paid to non-controlling interests of subsidiaries		(41,738)	(44,156)	(52,700)
Net cash (outflow)/inflow from financing activities		(652,442)	2,085,624	(91,792)
Net increase/(decrease) in cash and cash equivalents		1,356,113	(1,721,019)	1,838,860
Cash and cash equivalents at January 1		1,735,248	3,451,010	1,655,244
Exchange adjustments		(13,133)	5,257	(43,094)
Cash and cash equivalents at December 31	27	3,078,228	1,735,248	3,451,010

Notes to consolidated cash flow statements is set out in Note 42 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Attributable to owners of the parent
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2008	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Total comprehensive loss for the year	-	(189,440)	(15,268,532)	(15,457,972)	(61,393)	(15,519,365)
- Loss for the year	-	-	(15,268,532)	(15,268,532)	(61,393)	(15,329,925)
- Other comprehensive loss	-	(189,440)	-	(189,440)	-	(189,440)
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(52,700)	(52,700)
Balance at December 31, 2008	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Attributable to owners of the parent
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)

Total comprehensive income for the year	-	57,329	168,766	226,095	27,892	253,987
- Profit for the year	-	-	168,766	168,766	27,892	196,658
- Other comprehensive income	-	57,329	-	57,329	-	57,329
Other equity movement of an associate	-	49,692	-	49,692	-	49,692
Issuance of new shares (Note39)	4,714,750	9,341,417	-	14,056,167	-	14,056,167
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(44,156)	(44,156)
Balance at December 31, 2009	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Attributable to owners of the parent
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2010	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181

Total comprehensive loss for the year	-	(16,007)	4,957,989	4,941,982	326,332	5,268,314
- Profit for the year	-	-	4,957,989	4,957,989	326,332	5,284,321
- Other comprehensive income	-	(16,007)	-	(16,007)	-	(16,007)
Issuance of new shares for the acquisition of Shanghai Airlines (Note 39)	1,694,839	7,399,913	-	9,094,752	-	9,094,752
Non-controlling interests addition through the acquisition of Shanghai Airlines (Note 43)	-	-	-	-	53,920	53,920
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(41,738)	(41,738)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	519,300	519,300
Disposal of subsidiaries	-	-	-	-	(8,843)	(8,843)
Balance at December 31, 2010	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

In January 2010, the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines Co., Ltd (“Shanghai Airlines”), a PRC airlines company previously listed on The Shanghai Stock Exchange, in exchange for all issued shares of Shanghai Airlines. Thereafter, Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company (details refer to Note 43).

These financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on March 30, 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

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

As at December 31, 2010, the Group’s accumulated losses were approximately RMB12.96 billion and its current liabilities exceeded its current assets by approximately RMB27.18 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As of December 31, 2010, the Group had total unutilized credit facilities of approximately RMB30.72 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

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

(i)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning January 1, 2010:

▪
IFRS3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition- by-acquisition basis to measure the non-controlling interests (“NCI”) in the acquiree either at fair value or at the NCI’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), “consolidated and separate financial statements”, at the same time. IAS 27 (revised) requires the effects of all transactions with NCI to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) also requires that total comprehensive income is attributed to the owners of the parent and to NCI even if this results in the NCI having a deficit balance. The standard requires prospective application of the amendment. The Group has applied the new policy prospectively to transactions occurring on or after January 1, 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognized in the financial statements.

▪
Amendment to IAS 38 “Intangible Assets” clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This amendment has no impact on the fair value of the intangible assets acquired in business combination as intangible assets acquired have different useful economic lives.

▪
IAS 17 (Amendment) “Leases”, in the second improvement project to IFRSs issued by the IASB in April 2009 (“Second Improvement Project”) deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment has no impact on the classifications of leases of lands of the Group as all payments for lands of the Group are regarded as operating lease prepayments.

▪
IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. This amendment has no impact on the Group or the Company’s financial statements.

▪
IAS 36 (amendment), ‘Impairment of assets’. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘Operating segments’ (that is, before the aggregation of segments with similar economic characteristics). This amendment has no impact on the Group or the Company’s financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(ii)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2010 but not currently relevant to the Group

IAS 1 (Amendment)	Presentation of Financial Statements

IFRS 1 (Revised)	First-time Adoption of IFRSs

IAS 1 (Amendment)	First-time Adoption of IFRSs – Additional Exemptions for First-time Adopters

IAS 39 (Amendment)	Eligible hedge items

IFRS 2 (Amendment)	Share-based payments – Group Cash-settled Share-based Payment Transaction

IFRS 5 (Amendment)	Measurement of non-current assets (or disposal groups) classified as held for sale

IFRIC 9	Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement

IFRIC 16	Hedges of a net investment in a foreign operation

IFRIC 17	Distributions of Non-cash Assets to Owners

IFRIC 18	Transfer of assets from customers

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(iii)
New standards, amendments and interpretations to existing standards has been issued but not yet effective for the financial year beginning January 1, 2010 and which are relevant for the Group’s operations

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods, but the Group has not early adopted them:

▪
IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortized cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from January 1,  2013 and it is not expected to have material impact on the Group’s or Company’s financial statements.

▪
IFRIC - Int 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from January 1, 2011. It is not expected to have material impact on the Group’s or Company’s financial statements.

▪
Prepayments of a minimum funding requirement (amendments to IFRIC - Int 14). The amendments correct an unintended consequence of IFRIC - Int 14, ‘IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC - Int 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning  January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on January 1, 2011. It is not expected to have material impact on the Group’s or Company’s financial statements.

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

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

The excess of the sum of (a) the consideration transferred; (b) the amount of any non-controlling interest in the acquiree and (c) the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note (k)(i)). If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii)	Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Consolidation (continued)

(iii)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

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

In the Company’s balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(m)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

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

In the Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(m)). The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Chinese Renminbi (“RMB”), which is the functional and presentation currency of the Company and the Group’s entities.

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or cost’.

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

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognized as sales in advance of carriage (”SIAC”).

(ii)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized in the income statement upon ticket sales.

(iii)	Ground service income

Revenues from the provision of ground services are recognized when the services are rendered.

(iv)	Tour operation revenues

Revenues from tour and travel services and other travel related services are recognized when the services are rendered.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition and sales in advance of carriage (continued)

(v)	Other revenue

Revenues from other operating businesses, including income derived from the provision of cargo handling services and freight forwarding are recognized when the services are rendered.

Revenue from the sale of goods in connection with the import and export business is recognized when the significant risks and rewards of ownership have been transferred to the customer and collectability of the related receivables is reasonably assured. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

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

In respect of aircraft and engines owned or held under finance leases by the Group, overhaul costs are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

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

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in “intangible assets”. Goodwill on acquisition of associates and jointly controlled entities is included in “investments in associates” and “investments in jointly controlled entities” and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units, according to the identified operating segments, that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Sponsorship fees

Sponsorship fees paid and payable in relation to the 2010 Shanghai Expo have been capitalized and are being amortized on a straight-line basis over the period of the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(iii)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognized as expense when incurred.

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Fight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(u)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date in which case such borrowings are classified as non-current liabilities.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Leases

(i)	A Group company is the lessee (continued)

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

(x)	Retirement benefits

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Derivative financial instruments

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

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognized directly in equity, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the income statement.

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

(aa)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

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

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Details of foreign currency forward contracts are disclosed in Note 37 (b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(i)	Foreign currency risk (continued)

The following table details the Group’s and the Company’s exposure at the balance sheet date to major currency risk.

	2010			2009
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,778,205	84,424	134,822	1,306,616	56,663	93,778
Cash and cash equivalents	263,051	30,592	12,705	253,776	43,519	30,889
Trade and other payables	(615,553)	(678)	(22,891)	(416,288)	(462)	-
Obligation under finance leases	(16,740,266)	-	-	(17,604,920)	-	-
Borrowings	(22,072,121)	-	-	(13,157,341)	(113,254)	-
Currency derivatives at notional value	317,890	-	-	559,402	-	-
Net balance sheet exposure	(37,068,794)	114,338	124,636	(29,058,755)	(13,534)	124,667

The following table indicates the approximate change in the Group’s profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

	2010		2009
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	365,365	8,346	297,829	411

Euro	(1,143)	-	135	-

Japanese Yen	(1,246)	-	(1,247)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. During the year ended December 31, 2010, the Group’s borrowings and obligations under finance leases at variable rates were primarily denominated in US dollars. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 32 and 38(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the interest rate profiles of the Group’s interest-bearing financial instruments at the balance sheet date.

	2010	2009
	RMB’000	RMB’000
Floating rate instruments
Cash and cash equivalents	3,067,661	1,730,991
Borrowings	(32,088,011)	(22,477,854)
Obligations under finance leases	(19,208,333)	(19,241,091)
Interest rate swaps at notional amount	4,048,530	2,179,378
	(44,180,153)	(37,808,576)

	2010	2009
	RMB’000	RMB’000
Fixed rate instruments
Borrowings	(6,477,646)	(2,857,095)
Obligations under finance leases	-	(129,144)
Interest rate swaps at notional amount	375,434	466,817
	(6,102,212)	(2,519,422)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity if interest rate had been 25 basis points higher with all other variables held constant.

	2010		2009
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Floating rate instruments	(110,424)	(10,121)	(94,441)	(10,952)

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 31% of the Group’s operating expenses (2009: 32%). The Group has entered into certain financial derivatives to hedge against fuel price risk. Details of crude oil option contracts are disclosed in Note 37(c) to the financial statements.

For the year ended December 31, 2010, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group’s fuel cost would have been RMB1,081 million higher/lower.

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

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB804 million as at December 31, 2010 (2009: approximately RMB560 million).

Except for the above, the Group has no significant concentration of credit risk, with the exposure spreading over a number of counterparties.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables are set out in Note 25.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 45(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

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

The Group operates with a working capital deficit. As at December 31, 2010, the Group’s net current liabilities amounted to RMB27,184 million (2009: RMB28,648 million). For the year ended December 31, 2010, the Group recorded a net cash inflow from operating activities of RMB10,641 million (2009: inflow RMB3,429 million), a net cash outflow from investing activities and financing activities of RMB9,285 million (2009: outflow RMB5,150 million), and an increase in cash and cash equivalents of RMB1,356 million (2009: decrease RMB1,721 million).

The Directors of the Company believe that cash from operations and short and long term bank borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

Management monitors rolling forecasts of the Group’s liquidity reserves on the basis of expected cash flows.

The table below analyses the Group’s and the Company’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2010
Borrowings	16,113,516	8,591,821	9,140,195	6,729,831
Derivative financial instruments	61,857	4,920	131,903	117,727
Obligations under finance leases	2,476,451	2,539,816	7,498,600	8,359,802
Trade and other payables	18,151,076	8,830	336,761	314,944
Total	36,802,900	11,145,387	17,107,459	15,522,304

At December 31, 2009
Borrowings	12,886,380	3,174,883	6,523,487	4,356,734
Derivative financial instruments	1,006,286	12,095	6,364	104,886
Obligations under finance leases	2,466,415	2,388,362	7,405,048	8,752,687
Trade and other payables	17,311,295	9,104	313,092	364,172
Total	33,670,376	5,584,444	14,247,991	13,578,479

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

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

The Group monitors capital on the basis of the gearing ratio, which is calculated as total liabilities divided by total assets. The gearing ratios at December 31, 2010 and 2009 were as follows:

	2010	2009
	RMB’000	RMB’000
Total liabilities	86,771,830	70,175,211
Total assets	103,333,716	71,851,392
Gearing ratio	0.84	0.98

(c)	Fair value estimation of financial assets and liabilities

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

■	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

■	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

■	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2010 and December 31, 2009.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2010
Assets
Derivative financial instruments
— Crude oil option contracts (Note 37(c))	-	18,970	-	18,970
— Interest rate swaps (Note 37(a))	-	52,081	-	52,081
Available-for-sale financial assets	5,469	-	236,536	242,005
Total	5,469	71,051	236,536	313,056

Liabilities
Derivative financial instruments
— Crude oil option contracts (Note 37(c))	-	48,612	-	48,612
— Interest rate swaps (Note 37(a))	-	191,247	-	191,247
— Forward foreign exchange contracts (Note 37(b))	-	76,548	-	76,548
Total	-	316,407	-	316,407

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2009
Assets
Derivative financial instruments
— Crude oil option contracts (Note 37(c))	-	3,490	-	3,490
Available-for-sale financial assets	-	-	57,269	57,269
Total	-	3,490	57,269	60,759

Liabilities
Derivative financial instruments
— Crude oil option contracts (Note 37(c))	-	897,744	-	897,744
— Interest rate swaps (Note 37(a))	-	154,871	-	154,871
— Forward foreign exchange contracts (Note 37(b))	-	77,016	-	77,016
Total	-	1,129,631	-	1,129,631

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)
(c)	Fair value estimation of financial assets and liabilities (continued)

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

Specific valuation techniques used to value financial instruments include:

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

(a)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

(b)	Fair value of non-current assets held for sale

Non-current assets held for sale are stated the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy stated in Note 2(n). The fair value of non-current assets has been determined by reference to the estimated market value and/or available price quotes provided by the potential buyers.

(c)	Revenue recognition

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

(d)	Frequent flyer programme

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits, and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

(e)	Depreciation of property, plant and equipment

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

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(f)	Provision for costs of return condition checks for aircraft and engines under operating leases

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

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(x) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 35 to the financial statements.

(h)	Deferred income tax

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(i)	Valuation of acquisition price

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended December 31, 2010 (Note 43). The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company’s share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions were used to determine the adjustments for the value of those restricted shares. Changes to these assumptions may impact the initial recognized goodwill.

(j)	Purchase price allocation for business combination

Accounting for business acquisitions require the Group to allocate the cost of the acquisition to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In connection with the acquisition of Shanghai Airlines, the Company undertakes a process to identify all assets and liabilities acquired, including any identified intangible assets where appropriate. The judgements made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as assets useful lives, may materially impact the Group’s financial position and results of operation. In determining the fair values of the identifiable assets acquired and liabilities assumed, a valuation was conducted by an independent valuer and estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. The purchase accounting adjustment relate primarily to the aircraft and engines and land use right which is valued by using market value approach.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Year ended December 31
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Traffic revenues
– Passenger	54,624,099	31,435,980	27,875,334
– Cargo and mail	5,810,339	3,017,349	3,771,615
– Fuel surcharges	6,956,471	2,471,501	7,197,320
Ground service income	1,957,610	974,732	1,252,468
Tour operations income	1,932,510	-	-
Cargo handling income	673,329	296,827	337,773
Commission income	460,259	206,137	183,129
Others	1,389,042	587,133	454,918
	73,803,659	38,989,659	41,072,557

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s traffic revenues, ground service income, tour operations income, cargo handling income, commission income and other revenues are generally subject to business tax levied at rates of 3% or 5%.

Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No.8) jointly issued by Ministry of Finance and the State Administration of Taxation, the Group’s revenues from the provision of international transportation services are exempt from business tax from January 1, 2010.

The business tax incurred and set off against the above Group’s revenues for the year ended December 31, 2010 amounted to approximately RMB1,463 million (2009: approximately RMB1,019 million; 2008: approximately RMB891 million).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Year ended December 31
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Other operating income
- Refund of civil aviation infrastructure levies (Note (a))	-	831,749	-
- Other government subsidies (Note (b))	658,620	456,268	405,163
	658,620	1,288,017	405,163

Other gains
- Gains on disposal of property, plant and equipment	-	-	267,084

Note:

(a)
Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from July 1, 2008 to June 30, 2009 would be refunded. The amount for the year ended December 31, 2009 represented the refunds of civil aviation infrastructure levies received by the Group in 2009.

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

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) as below.

The segment results for the years ended December 31, 2010 is as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	72,029,550	2,928,558	-	-	74,958,108
Inter-segment sales	427,141	295,335	(722,476)	-	-
Reportable segment revenue	72,456,691	3,223,893	(722,476)	-	74,958,108

Reportable segment profit before income tax	5,633,323	88,407	-	119,363	5,841,093

Other segment information
Depreciation and amortization	6,916,308	69,397	-	-	6,985,705
Impairment losses	425,772	1,289	-	-	427,061
Capital expenditure	22,752,632	336,978	-	-	23,089,610

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

The segment results for the year ended December 31, 2009 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	39,727,636	103,695	-	-	39,831,331
Inter-segment sales	-	126,124	(126,124)	-	-
Reportable segment revenue	39,727,636	229,819	(126,124)	-	39,831,331

Reportable segment profit before income tax	644,307	18,563	-	(22,749)	640,121

Other segment information
Depreciation and amortization	5,278,242	54,494	-	-	5,332,736
Impairment losses	118,022	202	-	-	118,224
Capital expenditure	8,112,355	70,386	-	-	8,182,741

The segment results for the year ended December 31, 2008 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	41,745,906	96,455	-	-	41,842,361
Inter-segment sales	-	171,213	(171,213)	-	-
Reportable segment revenue	41,745,906	267,668	(171,213)	-	41,842,361

Reportable segment (loss)/profit before income tax	(14,136,843)	45,898	-	105,837	(13,985,108)

Other segment information
Depreciation and amortization	4,588,298	122,974	-	-	4,711,272
Impairment losses	2,020,971	1,207	-	-	2,022,178
Capital expenditure	11,526,771	20,513	-	-	11,547,284

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

The segment assets and liabilities as at December 31, 2010, December 31, 2009 and December 31, 2008 are as follows:

	Airline Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2010
Reportable segment assets	97,500,563	2,045,617	(191,907)	1,455,844	100,810,117
Reportable segment liabilities	83,387,701	1,038,146	(191,907)	-	84,233,940
At December 31, 2009
Reportable segment assets	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	68,068,474	474,739	(137,660)	-	68,405,553
At December 31, 2008
Reportable segment assets	70,762,308	1,183,416	(135,637)	1,373,919	73,184,006
Reportable segment liabilities	83,861,674	523,120	(135,637)	-	84,249,157

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

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	51,060,489	27,482,611	24,810,917
Regional (Hong Kong, Macau and Taiwan)	3,900,952	1,986,964	2,496,303
International	19,996,667	10,361,756	14,535,141
Total	74,958,108	39,831,331	41,842,361

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2010	2009	2008
		RMB’000	RMB’000	RMB’000
Revenue
Reportable segment revenue		74,958,108	39,831,331	41,842,361
– Reclassification of business tax and expired sales in advance of carriage	(i)	(1,154,449)	(841,672)	(769,804)
Consolidated revenue		73,803,659	38,989,659	41,072,557

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

		2010	2009	2008
		RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax
Reportable segment profit/(loss)		5,841,093	640,121	(13,985,108)
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(ii)	(83,765)	(64,988)	(517,730)
– Provision for post-retirement benefits	(iii)	(347,936)	(334,348)	(110,458)
– Difference in goodwill impairment		-	-	(688,311)
– Reversal of revaluation surplus relating to land use rights	(iv)	8,420	8,420	45,598
Consolidated profit/(loss) before income tax		5,417,812	249,205	(15,256,009)

		2010	2009	2008
		RMB’000	RMB’000	RMB’000
Assets
Reportable segment assets		100,810,117	72,018,681	73,184,006
– Difference in depreciation and impairment charges for aircraft, engines and flight equipment		84,147	167,912	232,900
– Reversal of revaluation surplus relating to land use rights	(iv)	(352,206)	(360,626)	(369,046)
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(v)	2,760,665	-	-
– Others		30,993	25,425	4,030
Consolidated total assets		103,333,716	71,851,392	73,051,890

		2010	2009	2008
		RMB’000	RMB’000	RMB’000
Liabilities
Reportable segment liabilities		84,233,940	68,405,553	84,249,157
– Provision for post-retirement benefits	(iii)	2,617,283	1,849,933	1,515,585
– Others		(79,393)	(80,275)	(73,343)
Consolidated total liabilities		86,771,830	70,175,211	85,691,399

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)
The difference is attributable to the differences in the useful lives and residual values of aircraft, engines and rotables adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii)
In accordance with the PRC Accounting Standards, certain employees’ post- retirement benefits are recognized upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognized over the employees’ service period using projected unit credit method.

(iv)
Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortization. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v)
The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired during the year is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognized arising from the acquisition.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Gain/(loss) arising from fair value movements of derivatives financial instruments
- Crude oil option contracts (Note 37 (c))	800,195	3,743,746	(6,255,791)
- Other derivatives (Note 37 (a) & (b))	33,189	30,942	(145,201)
	833,384	3,774,688	(6,400,992)

9.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	6,567,729	3,502,069	3,259,465
Employee welfare and benefits	361,149	255,214	227,206
Defined contribution retirement schemes (Note 35(a))	996,326	521,596	452,879
Post-retirement benefits (Note 35(b))	479,514	440,878	200,603
Staff housing fund (Note 36 (a))	422,167	323,348	281,776
Staff housing allowance (Note 36 (b))	113,901	105,772	123,383
	8,940,786	5,148,877	4,545,312

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	IMPAIRMENT LOSSES

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Goodwill impairment	-	-	993,143
Impairment charge on non-current assets held for sale (Note (a))	256,694	35,443	235,273
Impairment charge on flight equipment spare parts	148,697	53,579	-
Impairment charge on property, plant and equipment	-	16,396	1,441,904
Other impairment charge	-	3,999	306,358
	405,391	109,417	2,976,678

Note:

(a)
In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group’s fleet portfolio streamlining exercise. The aircraft and engines has been classified as non-current assets held for sale at December 31, 2010, and an impairment loss charge of approximately RMB239 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers (Note 41).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OPERATING PROFIT

Operating profit is stated after charging the following items:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Crediting:
Gain on disposals of property, plant and equipment	-	-	267,084

Charging:
Amortization of intangible assets	49,681	109,799	110,151
Depreciation of property, plant and equipment
- Owned	4,353,668	2,878,040	2,626,652
- Leased	2,323,302	2,189,310	1,913,877
Amortization of lease prepayments	31,186	25,686	25,940
Consumption of flight equipment spare parts	601,407	351,151	476,282
Provision for impairment of trade and other receivables	1,545	8,807	34,760
Auditors’ remuneration	16,680	12,000	18,000

12.	FINANCE INCOME

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	1,074,796	95,379	1,972,350
Interest income	80,588	109,925	89,275
	1,155,384	205,304	2,061,625

Note:

The exchange gain for the years ended December 31, 2010, 2009 and 2008 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCE COSTS

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Interest relating to obligations under finance leases	279,095	486,845	646,079
Interest on borrowings	1,234,837	1,407,053	1,940,171
Interest relating to notes payable	143,482	83,964	84,050
	1,657,414	1,977,862	2,670,300
Less: Amounts capitalized into advanced payments on acquisition of aircraft (Note)	(150,668)	(223,222)	(342,153)
Amounts capitalized into construction in progress (Note)	(4,846)	-	-
	1,501,900	1,754,640	2,328,147

Note:

The average interest rate used for interest capitalization is 3.75% per annum for the year ended December 31, 2010 (2009: 4.50%; 2008: 5.43%).

14.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	125,309	60,398	35,432
Deferred taxation (Note 34)	8,182	(7,851)	38,484
	133,491	52,547	73,916

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2010, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 22% (2009: 20%; 2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2009: 16.5%; 2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2009: 25%; 2008: 25%) under the New CIT Law.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Profit/(loss) before income tax	5,417,812	249,205	(15,256,009)
Adjusted by:
Share of result of associates and jointly controlled entities	(67,382)	22,749	(93,718)
	5,350,430	271,954	(15,349,727)
Tax calculated at enacted tax rate of 22% (2009: 20%; 2008: 18%)	1,177,095	54,391	(2,762,951)
Effect attributable to subsidiaries charged at tax rates of 16.5% or 25% (2009: 16.5% or 25%; 2008: 16.5% or 25%)	1,170	(18,353)	(67,505)
Income not subject to tax	(267,532)	-	-
Expenses not deductible for tax purposes	21,009	6,367	6,462
Utilization of previously unrecognized tax losses	(1,429,654)	(30,014)	-
Unrecognized tax losses for the year	30,273	300,830	1,093,350
Write off of deferred tax asset recognized by a subsidiary in prior year	-	-	34,773
Realization of deductible temporary differences which were not recognized deferred tax in previous years	(349,606)	(1,000,624)	-
Unrecognized deductable temporary differences for the year	950,736	739,950	1,769,787
Tax charge	133,491	52,547	73,916

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended December 31, 2010, 2009 and 2008, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DIVIDEND

The Board has not recommended any dividend for the years ended December 31, 2010, 2009 and 2008.

16.	PROFIT/(LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT

The profit attributable to owners of the parent is dealt with in the financial statements of the Company to the extent of RMB4,422 million (2009: a profit of RMB1,074 million; 2008: a loss of RMB13,877 million).

17.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings per share is based on the profit attributable to owners of the parent of RMB4,958 million (2009: a profit of RMB169 million; 2008: a loss of RMB15,269 million) and the weighted average number of shares of 11,149,426,000 (2009: 6,436,828,000; 2008:4,866,950,000) in issue during the year ended December 31, 2010.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Sponsorship fee (Note (b))	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2009	-	320,000	119,297	439,297
Other additions	-	-	14,570	14,570
At December 31, 2009	-	320,000	133,867	453,867

At January 1, 2010		320,000	133,867	453,867
Additions arising from the acquisition of Shanghai Airlines (Note 43)	11,269,695	-	61,782	11,331,477
Other additions	-	-	22,403	22,403
Disposal	-	(320,000)	(641)	(320,641)
At December 31, 2010	11,269,695	-	217,411	11,487,106

Accumulated amortization
At January 1, 2009	-	217,257	57,189	274,446
Charge for the year	-	82,194	27,605	109,799
At December 31, 2009	-	299,451	84,794	384,245

At January 1, 2010	-	299,451	84,794	384,245
Additions arising from the acquisition of Shanghai Airlines (Note 43)	-	-	40,379	40,379
Charge for the year	-	20,549	29,132	49,681
Disposal		(320,000)	(575)	(320,575)
At December 31, 2010	-	-	153,730	153,730

Net book amount
At December 31, 2009	-	20,549	49,073	69,622

At December 31, 2010	11,269,695	-	63,681	11,333,376

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)
The balance as at December 31, 2010 represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group’s airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit (“CGU”) that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally reflected by the Company’s fair value which can be determined by reference to the observable quoted market prices of the Company’s shares less the costs of disposal, no impairment for the goodwill is required based on the market prices of the Company’s shares as at the balance sheet date.

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2010	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707
Additions through the acquisition of Shanghai Airlines (Note 43)	6,046,426	1,419,992	879,230	628,902	177,843	9,152,393
Reclassification to owned assets upon expiring of the finance leases	1,419,873	(1,419,873)	-	-	-	-
Transfers from construction in progress	-	-	364,245	104,610	(468,855)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	2,663,603	745,740	-	-	-	3,409,343
Other additions	5,601,047	1,250,639	13,340	374,853	587,918	7,827,797
Transfer to non-current assets held for sale (Note 41)	(1,221,197)	-	-	-	-	(1,221,197)
Other disposals	(756,657)	(290,617)	(20,298)	(293,125)	-	(1,360,697)
At December 31, 2010	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346

Accumulated depreciation
At January 1, 2010	15,860,596	7,510,903	963,531	2,891,053	-	27,226,083
Additions through the acquisition of Shanghai Airlines (Note 43)	670,166	-	6,076	151,205	-	827,447
Reclassification to owned assets upon expiring of the finance leases	687,908	(687,908)	-	-	-	-
Charge for the year	3,693,411	2,323,302	163,448	496,809	-	6,676,970
Transfer to non-current assets held for sale (Note 41)	(570,854)	-	-	-	-	(570,854)
Other disposals	(756,657)	(290,617)	(7,682)	(189,681)	-	(1,244,637)
At December 31, 2010	19,584,570	8,855,680	1,125,373	3,349,386	-	32,915,009

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Impairment
At January 1, 2010	721,101	473,393	-	550	23,020	1,218,064
At December 31, 2010	721,101	473,393	-	550	23,020	1,218,064

Net book amount
At December 31, 2010	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273
At January 1, 2010	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2009	34,410,274	35,898,970	3,512,521	4,390,794	573,463	78,786,022
Reclassification to owned assets upon expiries of the finance leases	1,437,513	(1,437,513)	-	-	-	-
Sales and finance lease back	(1,984,281)	590,253	-	-	-	(1,394,028)
Transfers from construction in progress	-	-	138,057	23,704	(161,761)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	3,482,854	-	-	-	-	3,482,854
Other additions	4,616,562	448,861	19,849	270,497	355,051	5,710,820
Other disposals	(690,491)	(477,880)	(25,481)	(244,109)	-	(1,437,961)
At December 31, 2009	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707

Accumulated depreciation
At January 1, 2009	14,583,418	6,526,300	860,415	2,677,564	-	24,647,697
Reclassification to owned assets upon expiring of the finance leases	726,827	(726,827)	-	-	-	-
Sales and finance lease back	(1,148,938)	-	-	-	-	(1,148,938)
Charge for the year	2,383,158	2,189,310	109,872	385,010	-	5,067,350
Other disposals	(683,869)	(477,880)	(6,756)	(171,521)	-	(1,340,026)
At December 31, 2009	15,860,596	7,510,903	963,531	2,891,053	-	27,226,083

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Impairment
At January 1, 2009	966,191	473,393	13,094	550	6,624	1,459,852
Charge for the year	-	-	-	-	16,396	16,396
Sales and finance lease back	(245,090)	-	-	-	-	(245,090)
Reversal upon disposal	-	-	(13,094)	-	-	(13,094)
At December 31, 2009	721,101	473,393	-	550	23,020	1,218,064

Net book amount
At December 31, 2009	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560
At January 1, 2009	18,860,665	28,899,277	2,639,012	1,712,680	566,839	52,678,473

Notes:

(a)
As at December 31, 2010, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB20,800 million and RMB14,846 million respectively (2009: approximately RMB13,678 million and RMB11,273 million respectively) were pledged as collateral under certain loan arrangements (Note 31).

20.	LEASE PREPAYMENTS

	December 31
	2010	2009
	RMB’000	RMB’000

Cost
At January 1	1,230,068	1,230,068
Additions through the acquisition of Shanghai Airlines (Note 43)	466,507	-
At December 31	1,696,575	1,230,068

Accumulated amortization
At January 1	259,233	233,547
Charge for the year	31,186	25,686
At December 31	290,419	259,233

Net book amount
At December 31	1,406,156	970,835

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2010, the majority of these land use rights had remaining terms ranging from 36 to 51 years (2009: from 37 to 52 years).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31
	2010	2009
	RMB’000	RMB’000
At January 1	5,081,174	6,413,554
Additions through the acquisition of Shanghai Airlines (Note 43)	1,072,366	-
Other additions	3,461,737	1,927,252
Interest capitalized (Note 13)	150,668	223,222
Transfers to property, plant and equipment (Note 19)	(3,409,343)	(3,482,854)
At December 31	6,356,602	5,081,174

Included in the Group’s balance as at December 31, 2010, the amount of accumulated interest capitalized was RMB548 million (2009: RMB517 million).

22.	INVESTMENTS IN ASSOCIATES

	December 31
	2010	2009
	RMB’000	RMB’000
Unlisted investments, at cost	622,768	568,417
Share of results/reserves	184,901	154,605
	807,669	723,022

The movement on investments in associates is as follows:

	December 31
	2010	2009
	RMB’000	RMB’000
At January 1	723,022	980,319
Additions through the acquisition of Shanghai Airlines (Note 43)	59,714	-
Disposal of shares in an associate (Note)	-	(210,000)
Transfer to available-for-sale assets upon disposal of shares	-	(30,000)
Other disposals	(7,203)	-
Share of results of associates	39,228	(46,602)
Share of revaluation on available for sale investments held by associates	1,543	(585)
Share of other equity movement of an associate	-	49,692
Dividend received during the year	(8,635)	(19,802)
At December 31	807,669	723,022
Note:
On April 13, 2009, the Company entered into an agreement with China Aviation Industry Corporation to dispose its 35% interests in Joy Air Co., Ltd (“Joy Air”) for a consideration, which equal to the book value of RMB210 million. After completion of the disposal, the Company holds a 5% interests in Joy Air which accordingly was reclassified to the investment as available-for-sale financial assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital				Attributable Equity interest		Principal activities
		2010		2009		2010	2009
		RMB’000		RMB’000

Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	PRC December 6, 1995		400,000		400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003		350,000		350,000	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney PRC Aircraft Engine Maintenance Company Limited (Note(a))	PRC March 28, 2008	USD	39,500	USD	39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992		166,575		166,575	20%	20%	Provision of Property development and management

Eastern Aviation Import & Export Co., Ltd (“Eastern Import & Export”)	PRC June 9, 1993		80,000		80,000	45%	45%	Provision of aviation equipment, spare parts purchase

Shanghai Dongmei Aviation Travel Co., Ltd. (“Dongmei Travel”)	PRC October 17, 2004		51,369		51,369	27%	27%	Provision of traveling and accommodation agency services

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4,1986		50,000		50,000	45%	45%	Provision of aviation advertising agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Company	Place and date of establishment	Paid-up capital				Attributable Equity Interest		Principal activities
		2010		2009		2010	2009
		RMB’000		RMB’000

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002		25,000		25,000	30%	30%	Provision of cable and wireless communication services

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	USD	7,000	USD	7,000	35%	35%	Provision of airline electronic product maintenance services

Note:

(a)
In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (”Shanghai P&W”). Shanghai P&W has a registered capital of USD40 million in which the Company holds 51% interests. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies as such the Company accounts for Shanghai P&W as an associate.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000

2010	3,443,043	2,635,374	1,638,597	39,228
2009	3,076,841	2,353,819	911,855	(46,602)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2010	2009
	RMB’000	RMB’000
Unlisted investments, at cost	290,050	270,866
Share of post-acquisition results/reserves	116,120	101,927
	406,170	372,793

The movement on investments in jointly controlled entities is as follows:

	2010	2009
	RMB’000	RMB’000
At January 1	372,793	362,332
Additions through the acquisition of Shanghai Airlines (Note 43)	19,184	-
Dividend received during the year	(13,961)	(14,000)
Share of results	28,154	23,803
Amortization of unrecognized gain	-	658
At December 31	406,170	372,793

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital				Attributable Equity interest		Principal activities
		2010		2009		2010	2009
		RMB’000		RMB’000
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note (a))	PRC September 28, 2004	USD	73,000	USD	73,000	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	USD	2,100	USD	2,100	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	RMB	10,000	RMB	10,000	41%	41%	Provision of computer systems development

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Notes:

(a)
Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated March 10, 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000
2010	473,861	67,691	258,665	28,154
2009	431,326	58,533	205,244	23,803

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	OTHER LONG-TERM ASSETS

	December 31,
	2010	2009
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	610,866	374,233
Prepaid flight training fees (Note (b))	838,395	481,603
Other long-term assets	302,854	70,476
	1,752,115	926,312

Notes:

(a)
The fair value of deposits relating to aircraft held under operating leases of the Group is approximately RMB584 million (2009: RMB335 million), which is determined using the expected future refunds discounted at market interest rates prevailing at the year end of 0.75% to 2.01% per annum (2009: 0.76% to 2.11%).

(b)	Prepaid flight training expenses cover the Group’s pilot undergraduates and pilots in service and are amortized on a straight-line basis over the beneficial periods for which the prepayments cover.

25.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	2010	2009
	RMB’000	RMB’000
Within 90 days	2,058,666	1,299,761
91 to 180 days	27,094	37,427
181 to 365 days	39,882	9,297
Over 365 days	233,202	246,202
	2,358,844	1,592,687
Less: provision for impairment of receivables	(231,398)	(221,816)
Trade receivables	2,127,446	1,370,871

Balances with related companies included in trade receivables are summarized in Note 45(c)(i).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at December 31, 2010, trade receivables of RMB91 million (2009: RMB104 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB500 million (2009: RMB287 million) from these agents. The ageing analysis of these trade receivables is as follows:

	2010	2009
	RMB’000	RMB’000
Up to 6 months	50,799	94,840
6 to 12 months	39,882	9,260
	90,681	104,100

As at December 31, 2010, trade receivables of RMB213 million (2009: RMB87 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

The ageing of impaired receivables is as follows:

	2010	2009
	RMB’000	RMB’000
12 to 24 months overdue	13,689	32,700
Over 24 months overdue	219,513	213,502
	233,202	246,202

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2010	2009
	RMB’000	RMB’000
At January 1	221,816	217,191
Additions through the acquisition of Shanghai Airlines (Note 43)	9,687	-
Receivables written off during the year as uncollectible	(2,985)	-
Provision for impairment of receivables	2,880	4,625
At December 31	231,398	221,816

The net impact of creation and release of provisions for impaired receivables have been included in ’Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2010	2009
	RMB’000	RMB’000
Currency
Renminbi	1,655,344	1,019,919
Japanese Yen	123,956	93,778
US Dollars	91,903	79,732
Euro	83,081	56,663
HK Dollars	73,621	44,332
Korea Won	47,563	26,174
Other currencies	51,978	50,273
	2,127,446	1,370,871

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2010	2009
	RMB’000	RMB’000
Restricted bank deposits (Note (a))	1,486,362	427,996
Rebates receivable on aircraft acquisitions	796,737	783,864
Receivables from aircraft manufacturer for cancelled order	686,966	-
Deposits with banks with original maturity over three months but less than a year (Note (b))	462,768	28,454
Ground service fees receivables	324,654	332,446
Prepaid aircraft operating lease rentals	306,293	234,385
Rental deposits	260,650	117,472
Amounts due from related companies (Note 45(c)(i))	152,731	61,397
Others	863,838	549,820
Subtotal	5,340,999	2,535,834
Less: Bad debt provision	(183,995)	(165,339)
	5,157,004	2,370,495

Notes:

(a)
The restricted bank deposits primarily represent: (i) a security deposit of US dollar 18 million (RMB121 million equivalent) for crude oil option contracts (2009: US dollar 62 million or RMB421 million equivalent) bearing interest rate of approximately 1.76% per annum with final maturities through to 2011; (ii) bank deposits of RMB1,345 million (2009: Nil) for secured borrowings bearing interest rate of approximately from 2.02% to 3.37% per annum with final maturities through to 2011 (Note 31).

(b)	As at December 31, 2010, the deposits were denominated in RMB and bore effective interest rate of approximately 0.36% per annum (2009: 0.36% per annum).

27.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2010	2009
	RMB’000	RMB’000
Renminbi	2,642,109	816,538
US Dollars	263,051	253,776
Euro	30,592	43,519
Japanese Yen	12,705	30,889
Hong Kong Dollars	11,430	470,234
Others	118,341	120,292
	3,078,228	1,735,248

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	2010	2009
	RMB’000	RMB’000
Within 90 days	2,477,327	5,161,027
91 to 180 days	1,190,393	772,255
181 to 365 days	290,991	157,856
Over 365 days	316,732	389,321
	4,275,443	6,480,459

As at December 31, 2010, the trade payables and notes payable balances of the Group included amounts due to related companies of RMB478 million (2009: RMB1,013 million) (Note 45(c)(ii)).

As at December 31, 2010, notes payable amounted to RMB1,425 million (2009: RMB4,936 million), which were unsecured, bore effective interest rates ranging from 3.48% to 4.5% per annum (2009: 1.6% to 5.9%) and were repayable within six months.

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009
	RMB’000	RMB’000
Accrued salaries, wages and benefits	2,857,725	1,481,264
Accrued take-off and landing charges	2,016,546	2,331,711
Accrued expenses related to aircraft overhaul conducted	1,759,898	1,389,906
Accrued fuel cost	1,550,561	2,196,652
Duties and levies payable	1,375,205	759,446
Other accrued operating expenses	1,650,795	1,181,390
Deposits received from ticket sales agents	500,139	286,780
Staff housing allowance (Note 36(b))	348,232	401,322
Current portion of long-term duties and levies payable for finance leases (Note 33)	76,390	76,577
Current portion of post-retirement benefit obligations (Note 35(b))	61,279	51,226
Amounts due to related companies (Note 45(c) (ii))	83,641	136,259
Other payables	2,255,757	1,224,671
	14,536,168	11,517,204

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2010, the Group had 71 aircraft (2009: 65 aircraft) under finance leases. Under the terms of the leases, the Group have options to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31,2010			December 31,2009
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,476,451	338,620	2,137,831	2,466,415	340,985	2,125,430
In the second year	2,539,816	296,589	2,243,227	2,388,362	294,733	2,093,629
In the third to fifth year inclusive	7,498,600	609,882	6,888,718	7,405,048	620,147	6,784,901
After the fifth year	8,359,802	421,245	7,938,557	8,752,687	386,412	8,366,275
Total	20,874,669	1,666,336	19,208,333	21,012,512	1,642,277	19,370,235
Less: amount repayable within one year	(2,476,451)	(338,620)	(2,137,831)	(2,466,415)	(340,985)	(2,125,430)
Long-term portion	18,398,218	1,327,716	17,070,502	18,546,097	1,301,292	17,244,805

The fair value of obligations under finance leases of the Group is RMB19,529 million (2009: RMB19,681 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS

	December 31,
	2010	2009
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– secured	13,107,405	7,566,853
– unsecured	10,247,592	5,438,021
	23,354,997	13,004,874

Current
Long-term bank borrowings
– secured	2,011,861	1,221,829
– unsecured	2,005,721	2,701,640
Short-term bank borrowings
– secured	1,324,540	-
– unsecured	9,868,538	8,406,606
	15,210,660	12,330,075
Total borrowings	38,565,657	25,334,949

The borrowings are repayable as follows:
Within one year	15,210,660	12,330,075
In the second year	8,161,606	2,714,006
In the third to fifth year inclusive	8,672,434	6,165,512
After the fifth year	6,520,957	4,125,356
Total borrowings	38,565,657	25,334,949

Note:

As at December 31, 2010, the secured bank borrowings of the Group were pledged by the related aircrafts and buildings with an aggregate net book amount of RMB20,800 million (2009: RMB13,678 million) (Note 19).

Certain unsecured bank borrowings of the Group totaling of RMB575 million (2009: RMB447 million) were guaranteed by CEA Holding (Note 45(d)).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS (CONTINUED)

The terms of the long-term bank loans are summarized as follows:

Currency	Interest rate and final maturities	2010	2009
		RMB’000	RMB’000
RMB denominated	Interest rates ranging from 3.51% to 6.70% per annum with final maturities through to 2018.	10,550,536	6,535,520

U.S. dollar denominated	Interest rates ranging from 1 month LIBOR +1% to 6 month LIBOR +2.5% per annum with final maturities through to 2022.	16,822,043	10,279,569

EURO denominated		-	113,254

Total long-term bank borrowings		27,372,579	16,928,343

Note:

(a)
The fair value of long-term borrowings of the Group is RMB27,759 million (2009: RMB17,051 million), which is determined using the expected future payments discounted at prevailing market interest rates available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b)
Short-term borrowings of the Group are repayable within one year. As at December 31, 2010, the interest rates relating to such borrowings, including both fixed rates and floating rates, were ranged from 1.26% to 5.31% per annum (2009: 0.33% to 7.47% per annum). During the year ended 31 December 2010, the weighted average interest rate on short-term bank loans was 4.08% per annum (2009: 5.14 % per annum).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	2010	2009
	RMB’000	RMB’000
Renminbi	16,493,536	12,064,354
US Dollars	22,072,121	13,157,341
Euro	-	113,254
	38,565,657	25,334,949

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	2010	2009
	RMB’000	RMB’000
At January 1	1,847,755	1,534,018
Additions through the acquisition of Shanghai Airlines (Note 43)	685,934	-
Additional provisions	586,364	588,745
Utilization	(305,550)	(275,008)
At December 31	2,814,503	1,847,755
Less: current portion	(339,091)	(609,884)
Long-term portion	2,475,412	1,237,871

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft and engines under operating leases as the Group has obligation to fulfill certain return conditions under relevant leases.

33.	OTHER LONG-TERM LIABILITIES

	December 31,
	2010	2009
	RMB’000	RMB’000
Long-term duties and levies payable	821,950	737,369
Fair value of unredeemed points awarded under the Group’s frequent flyer programme	1,254,752	442,623
Deferred gains on sale and leaseback of aircraft	-	8,138
Other long-term payables	113,120	91,870
	2,189,822	1,280,000
Less: Current portion included in other payables and accrued expenses (Note 29)	(384,960)	(76,577)
Long-term portion	1,804,862	1,203,423

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31
	2010	2009
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	73,675	82,272
– Deferred tax asset to be utilized within 12 months	1,513	1,476
	75,188	83,748
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(51,814)	(51,539)
	(23,374)	(32,209)

Movements in the net deferred taxation asset are as follows:

	December 31
	2010	2009
	RMB’000	RMB’000

At January 1	32,209	24,358
Additions through the acquisition of Shanghai Airlines (Note 43)	(653)	-
(Charged)/credited to income statement (Note 14)	(8,182)	7,851
At December 31	23,374	32,209

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31
	2010	2009
	RMB'000	RMB'000
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	83,365	78,634
Impairment provision for receivables	69,063	68,553
Impairment provision for property, plant and equipment	128,226	170,808
Provision for return condition checks for aircraft and engines under operating leases	93,740	152,231
Provision for frequent flyer programme	44,001	13,619
Derivative financial liabilities	29,526	132,732
Provision for post-retirement benefits	245,026	271,672
	692,947	888,249
Deferred tax liabilities:
Depreciation and amortization	(652,521)	(855,272)
Derivative financial assets	(17,052)	(768)
	(669,573)	(856,040)

Movements of the net deferred tax assets of the Group for the year:

	At the beginning of the year	Additions through the acquisition of Shanghai Airlines	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2010
Impairment provision for obsolete flight equipment spare parts	78,634	-	4,731	83,365
Impairment provision for receivables	68,553	510	-	69,063
Impairment provision for property, plant and equipment	170,808	-	(42,582)	128,226
Provision for return condition checks for aircraft and engines under operating leases	152,231	-	(58,491)	93,740
Provision for frequent flyer program	13,619	-	30,382	44,001
Derivative financial liabilities	132,732		(103,206)	29,526
Provision for post-retirement benefits	271,672	-	(26,646)	245,026
	888,249	510	(195,812)	692,947
Depreciation and amortization	(855,272)	-	202,751	(652,521)
Derivative financial assets	(768)	(1,163)	(15,121)	(17,052)
	(856,040)	(1,163)	187,630	(669,573)
Net deferred tax assets	32,209	(653)	(8,182)	23,374

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	DEFERRED TAXATION (CONTINUED)

	At the beginning of the year	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2009
Tax losses carried forward	1,846	(1,846)	-
Impairment provision for obsolete flight equipment spare parts	78,634	-	78,634
Impairment provision for receivables	68,553	-	68,553
Impairment provision for property, plant and equipment	170,808	-	170,808
Provision for return condition checks for aircraft and engines under operating leases	152,231	-	152,231
Provision for frequent flyer programme	13,619	-	13,619
Derivative financial liabilities	313,488	(180,756)	132,732
Provision for post-retirement benefits	271,672	-	271,672
	1,070,851	(182,602)	888,249
Depreciation and amortization	(1,024,173)	168,901	(855,272)
Derivative financial assets	(22,320)	21,552	(768)
	(1,046,493)	190,453	(856,040)
Net deferred tax assets	24,358	7,851	32,209

As at December 31, 2010, the Group had unrecognized deductable temporary differences approximately RMB7,089,519 (2009: RMB5,441,922).

In addition, as at December 31, 2010, the Group had tax losses carried forward of approximately RMB9,855 million and (2009: RMB16,223 million) which will expire between 2011 and 2014, and which are available to set off against the Group companies’ future taxable income. In accordance with the PRC tax law, tax losses can be carried forward to offset against future taxable income for a period of five years.

As at December 31, 2010, the Group did not recognize RMB4,236 million (2009: RMB5,416 million) of deferred tax assets arising from the above deductable temporary differences and tax losses as management did not consider it probable that the tax benefits arising from these deductable temporary differences and tax losses would be realized before they expire.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ salary and allowances subject to certain ceilings as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended December 31, 2010, the Group’s pension cost charged to the consolidated income statement amounted to RMB715 million (2009: RMB390 million; 2008: RMB360 million).

(ii)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee’s basic salaries subject to certain ceilings as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2010, the Group’s medical insurance contributions charged to the consolidated income statement amounted to RMB281 million (2009: RMB132 million; 2008: RMB93 million).

(b)	Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	2010	2009
	RMB’000	RMB’000
Present value of funded post- retirement benefit obligations	440,042	-
Fair value of plan assets	(95,085)	-
Present value of unfunded post-retirement benefit obligations	4,737,736	4,490,477
Unrecognized actuarial losses	(2,465,413)	(2,640,544)
Post-retirement benefit obligations	2,617,280	1,849,933
Less: current portion (Note 29)	(61,279)	(51,226)
Long-term portion	2,556,001	1,798,707

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits (continued)

Changes in post-retirement benefit obligations are as follows:

	2010	2009
	RMB’000	RMB’000
At January 1	1,849,933	1,515,585
Additions through the acquisition of Shanghai Airlines (Note 43)	419,414	-
Costs charged in the income statement	479,514	440,878
Payments	(131,581)	(106,530)
At December 31	2,617,280	1,849,933

The movement in the fair value of plan assets of the year is as follows:

	2010	2009
	RMB’000	RMB’000
At January 1	-	-
Additions through the acquisition of Shanghai Airlines (Note 43)	79,956	-
Expected return on plan assets	6,043	-
Actuarial gain	102	-
Employer contributions	10,862	-
Benefits paid from the plan assets	(1,878)	-
At December 31	95,085	-

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statements as follows:

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Current service cost	172,889	156,000	74,478
Interest cost	211,412	169,318	102,009
Actuarial losses recognized	101,256	115,560	24,116
Estimated return on planned asset	(6,043)	-	-
Total (Note 9)	479,514	440,878	200,603

The principal actuarial assumptions at the balance sheet date are as follows:

	2010	2009
Discount rate	4.25%	4.25%
Annual rate of increase of per capita benefit payment	3.00-5.00%	3.00%
Employee turnover rate	3.00-3.25%	3.00%
Mortality rate	9.83%	9.07%
Medical inflation rate	5.00%	5.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2009: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2010, the Group’s contributions to the housing funds amounted to RMB422 million (2009: RMB323 million; 2008 RMB282 million) (Note 9) which has been charged to the consolidated income statement. The staff housing fund payable as at December 31, 2010 was RMB45 million (2009: RMB20 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation would be paid. As at  December 31, 2010, the present obligation of the provision for employee’s staff housing allowances was RMB348 million (2009: RMB401 million).

For the year ended December 31, 2010, the staff housing benefit amounted to RMB114 million (2009: RMB106 million; 2008: RMB123 million) (Note 9) which has been charged to the consolidated income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	52,081	-	191,247	154,871
Forward foreign exchange contracts (Note (b))	-	-	76,548	77,016
Crude oil option contracts (Note (c))	18,970	3,490	48,612	897,744
Total	71,051	3,490	316,407	1,129,631
Less: current portion
- Interest rate swaps	-	-	(62,891)	(67,728)
- Forward foreign exchange contracts	-	-	(10,479)	(40,814)
- Crude oil option contracts	(18,970)	(3,490)	(48,612)	(897,744)
	(18,970)	(3,490)	(121,982)	(1,006,286)
Non-current portion	52,081	-	194,425	123,345

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The Group’s interest rate swaps qualify for hedge accounting. The interest rate swaps entered into by the Group are generally for swapping variable rates, usually referenced to LIBOR, into fixed rates, and are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2010, the notional amount of the outstanding interest rate swap agreements was approximately US$668 million (2009: US$388 million). These agreements will expire between 2011 and 2021.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Realized (losses)/gains (recorded in finance costs)	(105,043)	(77,047)	10,083
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in equity)	8,103	56,112	(126,138)
- fair value hedges (recognized in gain on fair value movements of financial derivatives)	7,602	(27,530)	(49,535)
	(89,338)	(48,465)	(165,590)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at December 31, 2010, the notional amount of the outstanding currency forward contracts was approximately US$48 million (2009: US$82 million), which will expire between 2011 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Realized (losses)/gains (recorded in finance income)	(42,233)	45,983	14,759
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in equity)	(25,119)	3,272	(44,222)
- fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	25,587	58,472	(95,666)
	(41,765)	107,727	(125,129)

(c)	Crude oil option contracts

The Group enters into crude oil hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the crude oil hedging contracts remained open at December 31, 2010 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of crude oil and the price at which the counterparties are effectively entitled to sell in future periods as unrealized mark to market gains/losses and recognized these gains/losses in the income statements immediately.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Realized losses	(82,420)	(1,558,858)	(8,577)
Unrealized mark to market gains/(losses)	882,615	5,302,604	(6,255,791)
	800,195	3,743,746	(6,264,368)

The fair value of crude oil option contracts is determined by reference to marked-to-market values provided by counterparties applying appropriate option valuation model (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY

Balances at December 31, 2010	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Available-for-sale financial assets	-	-	-	242,005	242,005
Derivative financial instruments	-	-	71,051	-	71,051
Trade receivables	2,127,446	-	-	-	2,127,446
Prepayments, deposits and other receivables excluding prepayments	4,442,730	-	-	-	4,442,730
Cash and cash equivalents	3,078,228	-	-	-	3,078,228
Total	9,648,404	-	71,051	242,005	9,961,460

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Borrowings	38,565,657	-	-	-	38,565,657
Obligations under finance leases	19,208,333	-	-	-	19,208,333
Derivative financial instruments	-	-	316,407	-	316,407
Trade payables and notes payable	4,275,443	-	-	-	4,275,443
Other payables and accrued expenses	14,536,168	-	-	-	14,536,168
Total	76,585,601	-	316,407	-	76,902,008

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Balances at December 31, 2009	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Available-for-sale financial assets	-	-	-	57,269	57,269
Derivative financial instruments	-	-	3,490	-	3,490
Trade receivables	1,370,871	-	-	-	1,370,871
Prepayments, deposits and other receivables excluding prepayments	1,993,096	-	-	-	1,993,096
Cash and cash equivalents	1,735,248	-	-	-	1,735,248
Total	5,099,215	-	3,490	57,269	5,159,974

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Borrowings	25,334,949	-	-	-	25,334,949
Obligations under finance leases	19,370,235	-	-	-	19,370,235
Derivative financial instruments	-	-	1,129,631	-	1,129,631
Trade payables and notes payable	6,480,459	-	-	-	6,480,459
Other payables and accrued expenses	11,517,204	-	-	-	11,517,204
Total	62,702,847	-	1,129,631	-	63,832,478

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	SHARE CAPITAL

	December 31,
	2010	2009
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	7,782,214	6,087,375
— Tradable shares held by CEA Holding with trading moratorium	4,831,375	4,831,375
— Tradable Shares held by other investors with trading moratorium (Note)	288,889	860,000
— Tradable Shares without trading moratorium	2,661,950	396,000
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	3,494,325	3,494,325
— Tradable Shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	1,437,375	1,437,375
— Tradable shares without trading moratorium	2,056,950	2,056,950

	11,276,539	9,581,700

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

Note:

On January 28, 2010, as approved by the Company’s shareholders meeting and China Securities Regulatory Commission (“CSRC”), the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. Of the total 1,694,838,860 shares issued, 288,889,000 shares were issued to an investor with lock up period of 29 months from January 25, 2010. The fair value of the A Shares issued amounted to approximately RMB9.1 billion, of which RMB1.7 billion is recorded as share capital and the remaining RMB7.4 billion is recorded as share premium (Note 43).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES

	Share premium (Note 39)	Capital reserve (Note (b))	Hedging reserve (Note 37)	Other reserve (Note (a))	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2009	1,006,455	(720,057)	(195,390)	26,903	(18,082,262)	(17,964,351)
Unrealized gain on cash flow hedges (Note 37)	-	-	59,384	-	-	59,384
Realized gain on cash flow hedges (Note 37)	-	-	(1,470)	-	-	(1,470)
Capital reserve attributed by shareholders of an associate	-	-	-	49,692	-	49,692
Fair value movements of available for sale investments held by associates	-	-	-	(585)	-	(585)
Issuance of new shares (Note 39)	9,341,417	-	-	-	-	9,341,417
Profit attributable to owners of the parent	-	-	-	-	168,766	168,766
At December 31, 2009	10,347,872	(720,057)	(137,476)	76,010	(17,913,496)	(8,347,147)

At January 1, 2010	10,347,872	(720,057)	(137,476)	76,010	(17,913,496)	(8,347,147)
Unrealized gain on cash flow hedges (Note 37)	-	-	(17,016)	-	-	(17,016)
Fair value movements of available for sale investments	-	-	-	(534)	-	(534)
Fair value movements of available for sale investments held by associates	-	-	-	1,543	-	1,543
Issuance of new shares for the acquisition of Shanghai Airlines (Note 39)	7,399,913	-	-	-	-	7,399,913
Profit attributable to owners of the parent	-	-	-	-	4,957,989	4,957,989
At December 31, 2010	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES (CONTINUED)

Notes:

(a)	Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for a year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the respective company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders  in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for a year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

No profit appropriation by the Company to the discretionary common reserve fund was made for the year ended December 31, 2010 (2009: nil).

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company’s listing.

41.	NON-CURRENT ASSETS HELD FOR SALE

In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group’s fleet portfolio streamlining exercise. Subsequent to 2010 year end, the Group has taken active steps to seek potential buyers and obtain buyers’ quotes. The aircraft and engines with an aggregate carrying of RMB412 million (after the impairment loss charge) has been classified as non-current assets held for sale at December 31, 2010. An impairment loss charge of approximately RMB239 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers (Note 10). The non-current assets held for sale as at December 31, 2009 has been disposed during the year ended December 31, 2010.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax	5,417,812	249,205	(15,256,009)
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	6,726,651	5,177,149	4,755,622
Loss / (gain) on disposals of property, plant and equipment	15,893	-	(267,084)
Loss on disposals of investment in associates	1,013	-	-
Gain on disposals of investment in subsidiaries	(45,147)	-	-
Share of results of associates	(39,228)	46,602	(69,668)
Share of results of jointly controlled entities	(28,154)	(23,803)	(24,050)
Amortization of lease prepayments	31,186	25,686	25,940
Net foreign exchange gains	(1,074,796)	(95,379)	(1,970,990)
Amortization of deferred revenue	-	8,138	(19,965)
Gain arising from fair value movements of derivative financial instruments	(915,804)	(5,333,546)	6,400,992
Consumption of flight equipment spare parts	601,407	351,151	476,282
Impairment provision of trade and other receivables	1,545	8,807	39,338
Provision for post-retirement benefits	479,514	440,878	200,603
Provision for return condition checks for aircraft under operating leases	586,364	588,745	618,556
Impairment loss	405,391	109,417	2,976,678
Interest income	(80,588)	(109,925)	(89,275)
Interest expenses	1,501,900	1,754,640	2,328,147
Gain on disposal of an associate and available-for-sale financial assets	-	-	(13,557)
Operating profit before working capital changes	13,584,959	3,197,765	111,560

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(776,736)	(465,626)	(529,068)
Trade receivables	(202,667)	(210,188)	922,431
Prepayments, deposits and other receivables	337,365	540,134	(452,548)
Sales in advance of carriage	846,502	406,305	(197,331)
Trade payables and notes payables	(3,418,055)	1,021,365	1,792,556
Other payables and accrued expenses	292,530	(481,798)	1,928,495
Other long-term liabilities	569,577	(160,859)	(431,956)
Provision for return condition checks for aircraft under operating leases	(305,550)	(275,008)	(41,448)
Staff housing allowances	(166,871)	(90,514)	(100,428)
Post-retirement benefit obligations	(131,581)	(106,530)	(90,145)
Operating lease deposits	110,366	132,644	30,348
	(2,845,120)	309,925	2,830,906
Cash generated from operations	10,739,839	3,507,690	2,942,466

(b)	Non-cash transactions

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Financing activities not affecting cash:
Issuances of new shares for acquisition of Shanghai Airlines (Note 43)	9,118,433	-	-
Finance lease obligations incurred for acquisition of aircraft	1,455,152	-	7,964,792
	10,573,585	-	7,964,792

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	BUSINESS COMBINATIONS

On July 10, 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines in relation to a proposed acquisition of Shanghai Airlines (the “Acquisition”). Pursuant to the Absorption Agreement, the Company would issue 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The Acquisition was completed on January 28, 2010 (the “Acquisition Date”), on which Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company thereafter.

Based on the 1,694,838,860 A shares issued for the Acquisition, the acquisition price is RMB9,118 million, which is determined based on the quoted market price of the Company’s shares issued as of the date closest to the Acquisition Date with adjustments to reflect restrictions specific to certain shares issued.

The resulting goodwill is determined to be RMB11,270 million and is attributable to strengthening the competitiveness of the Company, attaining synergy through integration of the resources and promoting the evolution of Shanghai international air transportation centre.

Details of the purchase consideration, the net liabilities assumed and goodwill are determined as follows:

RMB ‘000
Purchase consideration – fair value of share issued	9,118,433
Add: fair value of net liabilities assumed	2,151,262
Goodwill (Note 18)	11,269,695

The fair value of identifiable assets and liabilities (the “Acquired Assets and Liabilities”) of Shanghai Airlines as at the Acquisition Date were estimated by the Board by reference to a valuation conducted by an independent valuer. The carrying amount and fair value of the Acquired Assets and Liabilities at the Acquisition Date are as follows:

	Carrying Amount	Fair Value
	RMB’000	RMB’000
Assets
Non-current assets
Intangible assets (Note 18)	21,403	21,403
Property, plant and equipment (Note 19)	10,050,475	8,324,946
Lease prepayments (Note 20)	115,753	466,507
Advances payments on acquisition of aircraft (Note 21)	1,072,366	1,072,366
Investment in an associates (Note 22)	59,714	59,714
Investment in jointly controlled entities (Note 23)	19,184	19,184
Available-for-sale financial assets	181,780	181,780
Other long term assets	721,416	721,416
Deferred tax assets	510	510
	12,242,601	10,867,826
Current assets
Flight equipment spare parts	333,043	333,043
Trade receivables	698,362	698,362
Prepayments, deposits and other receivables	1,427,436	1,427,436
Cash and cash equivalents	1,167,565	1,167,565
	3,626,406	3,626,406
Total assets	15,869,007	14,494,232

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	BUSINESS COMBINATIONS (CONTIUNED)

	Carrying Amount	Fair Value
	RMB’000	RMB’000
Liabilities
Current liabilities
Sales in advance of carriage	(311,170)	(311,170)
Trade payables and notes payable	(1,383,575)	(1,383,575)
Other payables and accrued expenses	(2,503,812)	(2,503,812)
Current portion of obligations under finance leases	(73,691)	(73,691)
Current portion of borrowings	(5,711,604)	(5,711,604)
Income tax payable	(16,433)	(16,433)
Current portion of provision for return condition checks for aircraft under operating leases	(46,378)	(46,378)
Derivative liabilities	(18,004)	(18,004)
	(10,064,667)	(10,064,667)
Non-current liabilities
Obligations under finance leases	(1,010,646)	(1,010,646)
Borrowings	(4,209,955)	(4,209,955)
Provision for return condition checks for aircraft under operating leases	(639,556)	(639,556)
Other long-term liabilities	(248,218)	(248,218)
Deferred tax liabilities	(1,163)	(1,163)
Post-retirement benefit obligations (Note 35)	(417,369)	(417,369)
	(6,526,907)	(6,526,907)
Total liabilities	(16,591,574)	(16,591,574)
Net liabilities	(722,567)	(2,097,342)
Non-controlling interests	(53,920)	(53,920)
Net liabilities assumed	(776,487)	(2,151,262)

During the year ended December 31, 2010, the revenue included in the consolidated statement of comprehensive income that contributed by the major businesses acquired through Shanghai Airlines amounted to approximately RMB16,962 million. The major businesses acquired also contributed net profit of approximately RMB1,191 million, net cash inflow from operating activities of approximately RMB3,630 million and net cash outflows of RMB502 million during the year.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2010	2009
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft, engines and flight equipment	96,262,948	74,161,006
- Other property, plant and equipment	844,855	544,490
	97,107,803	74,705,496
Authorized but not contracted for:
- Other property, plant and equipment	3,282,093	3,856,033
-Investment	-	-
	3,282,093	3,856,033
	100,389,896	78,561,529

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	2010	2009
	RMB’000	RMB’000
Within one year	16,670,989	10,480,635
In the second year	21,732,824	11,082,051
In the third year	24,056,335	16,661,512
In the fourth year	22,189,380	18,802,713
Over four years	11,613,420	17,134,095
	96,262,948	74,161,006

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	COMMITMENTS (CONTIUNED)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2010	2009
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	3,814,179	2,404,916
In the second year	3,427,740	1,901,941
In the third to fifth year inclusive	8,520,237	4,468,013
After the fifth year	7,829,784	3,398,064
	23,591,940	12,172,934
Land and buildings
Within one year	216,771	153,453
In the second year	187,636	124,160
In the third to fifth year inclusive	460,368	335,059
After the fifth year	2,705,609	2,404,003
	3,570,384	3,016,675
	27,162,324	15,189,609

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns approximately 42.84% of the Company’s shares as at  December 31, 2010 (2009: approximately 50.42%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns approximately 17.09% of the Company’s shares as at December 31, 2010 (2009: approximately 20.12%).

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Finance	Controlled by the same parent company
Kunming Dongmei Aviation Travel Co., Ltd. (“Kunming Dongmei”)	Controlled by the same parent company
Dongmei Travel	Associate of the company
Xian Dongmei Aviation Travel Co., Ltd. (“Xian Dongmei”)	Controlled by the same parent company
Eastern Import & Export	Associate of the company
Wheels & Brakes	Jointly controlled entity of the Company
Technologies Aerospace	Jointly controlled entity of the Company
Shanghai P&W	Associate of the company
Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	Controlled by the same parent company
Xian Eastern Air Catering Investment Co., Ltd. (“Xian Catering”)	Controlled by the same parent company
Yunnan Eastern Air Catering Investment Co., Ltd. (“Yunnan Catering”)	Controlled by the same parent company
Qingdao Eastern Air Catering Investment Co., Ltd. (“Qingdao Catering”)	Controlled by the same parent company
Wuxi Eastern Air Catering and Beverage Investment Co., Ltd. (“Wuxi Catering and Beverage”)	Controlled by the same parent company
Wuhan Eastern Air Catering Investment Co., Ltd. (“Wuhan Catering”)	Controlled by the same parent company
Ningbo Eastern Air Catering Investment Co., Ltd. (“Ningbo Catering”)	Controlled by the same parent company
Jiangxi Eastern Air Catering Investment Co., Ltd. (“Jiangxi Catering”)	Controlled by the same parent company
Anhui Eastern Air Catering Investment Co., Ltd. (“Anhui Catering”)	Controlled by the same parent company
Shanxi Eastern Air Catering Investment Co., Ltd. (“Shanxi Catering”)	Controlled by the same parent company
Gansu Eastern Air Catering Investment Co., Ltd. (“Gansu Catering”)	Controlled by the same parent company
Qilu Eastern Air Catering Investment Co., Ltd. (“Qilu Catering”)	Controlled by the same parent company
Heibei Eastern Air Catering Investment Co.,Ltd. (“Hebei Catering”)	Controlled by the same parent company
Shanghai Meixin Eastern Air Catering Investment Co., Ltd. (“Mexin Catering”)	Controlled by the same parent company
Yantai Eastern Air Catering Investment Co., Ltd. (“Yantai Catering”)	Controlled by the same parent company
Wuxi Eastern Air Catering Investment Co., Ltd. (“Wuxi Catering”)	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co. Ltd. (“CEA Development”)	Controlled by the same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation (“Eastern Aviation”)	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	Controlled by the same parent company
Shanghai Eastern International Aviation Travel Co., Ltd. (“Eastern Aviation Travel”)	Controlled by the same parent company
Eastern China Kaiya System Integration (“China Kaiya”)	Controlled by the same parent company
CEA Northwest Co., Ltd. (“CEA Northwest”)	Controlled by the same parent company

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS (CONTIUNED)

(b)	Related party transactions

		Income/ (expense or payments)
Nature of transaction	Related party	2010	2009
		RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.36% per annum (2009: 0.36% per annum)	Eastern Finance	17,658	17,536

Interest expense on loans at rate of 4.47% per annum	Eastern Finance	(61,162)	(41,063)
(2009: 4.67% per annum)	CEA Holding	(3,229)	(107,585)

Commission expense on air tickets sold on behalf of	Kunming Dongmei	(12,532)	(11,697)
the Group, at rates ranging from 3% to 9% of
the value of tickets sold **	Dongmei Travel	(5,173)	(3,996)

	Xian Dongmei	(1,092)	(884)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment **	Eastern Import & Export	(59,636)	(48,489)

Repairs and maintenance expense for aircraft and engines **	Wheels & Brakes	(53,949)	(60,598)

	Technologies Aerospace	(176,392)	(137,273)

	Shanghai P&W	(831,013)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2010	2009
		RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:
Supply of food and beverages *	Shanghai Catering	(304,410)	(238,772)
	Xian Catering	(38,836)	(37,834)
	Yunnan Catering	(42,206)	(31,812)
	Qingdao Catering	(25,408)	(24,583)
	Wuxi Catering and Beverage	(22,944)	(15,249)
	Wuhan Catering	(12,235)	(14,943)
	Ningbo Catering	(13,673)	(14,666)
	Jiangxi Catering	(13,172)	(13,468)
	Anhui Catering	(13,233)	(11,624)
	Shanxi Catering	(13,140)	(10,667)
	Gansu Catering	(13,355)	(10,333)
	Qilu Catering	(6,155)	(7,371)
	Heibei Catering	(6,829)	(5,235)
	Meixin Catering	(4,192)	(4,010)
	Yantai Catering	(6,452)	(229)
	Wuxi Catering	(8,247)	(504)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2010	2009
		RMB’000	RMB’000
Disposal of investment in subsidiaries ***	Shanghai Catering	24,064	-

	Eastern Import & Export	57,753	-

	Eastern Advertising	27,264	-

Advertising expense **	Eastern Advertising	(20,209)	(13,002)

Media royalty fee **	Eastern Advertising	12,000	-

Automobile maintenance fee **	CEA Development	(39,799)	(32,301)

Equipment maintenance fee **	Shanghai Hute	(39,958)	-

	Eastern Aviation	(2,974)	(5,258)

Land and building rental	CEA Holding	(55,140)	(55,140)

*	The Group’s pricing policies on products purchased from related parties are based on the mutually agreed prices between contract parties.

**	The Group’s pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

***	The Company’s pricing policies on transfer of equity are based on the valuation prices.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies

(i)	Amounts due from related companies

Nature	Company	2010	2009
		RMB’000	RMB’000
Trade receivables	Kunming Dongmei	12,879	13,177
	Eastern Aviation Travel	11,012	11,012
	Others	14,099	16,398
		37,990	40,587

Prepayments, deposits and other receivables	Eastern Import & Export	63,138	52,016
	CEA Holding	43,282	-
	China Kaiya	18,605	4,613
	Others	27,706	4,768
		152,731	61,397

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

Nature	Company	2010	2009
		RMB’000	RMB’000
Trade payables and notes payable	Eastern Import & Export	375,602	907,817
	Shanghai Catering	23,743	94,275
	Others	78,859	11,051
		478,204	1,013,143

Other payables and accrued expenses	CEA Holding	69,864	122,257
	CEA Northwest	8,000	8,000
	Others	5,777	6,002
		83,641	136,259

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. Except for the notes payable to Eastern Import & Export which are with discount rates approximately 3.81% per annum (2009: 1.74% to 2.70%) and repayable within six months, all other amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate
	2010	2009	2010	2009
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables)
“Eastern Finance”	0.36%	0.36%	1,137,218	465,238
Short-term loans (included in Borrowings)
“Eastern Finance”	4.26%	4.40%	1,286,227	595,110
Long-term loans (included in Borrowings)
“Eastern Finance”	5.00%	4.67%	295,000	230,000
Long-term loans (included in Borrowings)
“CEA Holding”	5.18%	4.67%	32,000	162,000

(d)	Guarantees by holding company

As at December 31, 2010, bank loans of the Group with an aggregate amount of RMB575 million (2009: RMB447 million and nil) were guaranteed by CEA Holding (Note 31).

46.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

47.	POST BALANCE SHEET EVENT

On May 30, 2011, the Board passed a resolution by which it was approved that Eastern Air Overseas (Hong Kong) Corporation Limited (“CEA Hong Kong”), a wholly-owned subsidiary of the Company, would issue offshore RMB denominated bonds not exceeding RMB8 billion (the “Bond Issue”), and the Company would provide guarantee in respect of the Bond Issue. The Bond Issue is subject to the shareholders’ approval as well as the approvals from the relevant regulatory authorities.