Form 20-F/A
period 2010-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2011-09-07
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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

This Amendment No. 1 (the "Amendment No. 1") to the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the "Form 20-F") is being filed by China Eastern Airlines Corporation Limited (the "Registrant") solely to re-file Exhibit 4.23 originally attached to the Form 20-F. The Registrant has requested confidential treatment for the contract included as Exhibit 4.23, and portions of Exhibit 4.23 have been omitted accordingly. A full, unredacted version has been separately submitted to the Commission.

Exhibit 4.23 to this Amendment No. 1 supersedes and replaces the corresponding exhibit filed with the Form 20-F.

This Amendment No. 1 makes no changes to the financial statements of the Registrant. Other than what is stated above, this Amendment No. 1 does not, amend, update or restate the information in any other item of the Form 20-F as originally filed on June 29, 2011, or reflect any events that have occurred after the original filing of the Form 20-F on June 29, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on the Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By: /s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: September 7, 2011