Form 20-F
period 2011-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2012-04-24
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Kong Gang San Lu, Number 92,

Shanghai, 200335

People’s Republic of China

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

As of December 31, 2011, 7,782,213,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 3,494,325,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No þ¨

i

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

In this Annual Report, unless otherwise specified, the term “dollars”, “U.S. dollars” or “US$” refers to United States dollars, the lawful currency of the United States of America, or the United States or the U.S.; the term “Renminbi” or “RMB” refers to Renminbi, the lawful currency of The People’s Republic of China, or China or the PRC; and the term “Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of China, or Hong Kong.

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

See “Item 3. Key Information — Exchange Rate Information” for details of exchange rates.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report may be deemed to constitute forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	the planned expansion of our cargo operations;

•	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	the impact of macroeconomic fluctuations (including the fluctuations of oil prices, and interest and exchange rates);

•	certain statements with respect to trends in prices, volumes, operations, margins, risk management, overall market trends and exchange rates;

•	our expansion plans, including possible acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots;

•	our plan to expand cargo operations; and

•	the impact of unusual events on our business and operations.

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	any changes in the regulatory policies of the CAAC;

•	the effects of competition on the demand for and price of our services;

•	the development of the high-speed rail network in the PRC;

•	the introduction of the Emissions Trading System of the European Union (the “Emissions Trading System”);

•	the availability of qualified flight personnel and airport facilities;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	changes in political, economic, legal and social conditions in China;

•	fluctuations of interest rates and foreign exchange rates;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the selected financial data from the balance sheets as of December 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets as of December 31, 2010 and 2011 and the related footnotes are included in this Annual Report.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Income Statement Data (IFRS):
Revenues	42,534	41,073	38,989	73,804	82,403
Other operating income	488	672	1,288	658	1,062
Operating expenses	(42,894)	(56,828)	(38,456)	(68,765)	(79,292)
Operating profit / (loss)	128	(15,083)	1,821	5,697	4,173
Finance income / (costs), net	162	(267)	(1,549)	(347)	561
Profit / (loss) before income tax	378	(15,256)	249	5,418	4,841
Profit / (loss) for the year attributable to the equity shareholders of the Company	379	(15,269)	169	4,958	4,576
Basic and fully diluted earnings / (loss) per share(1)	0.08	(3.14)	0.03	0.44	0.41
Basic and fully diluted earnings / (loss) per ADS	7.78	(313.72)	2.63	22.24	20.29

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	1,655	3,451	1,735	3,078	3,861
Net current liabilities	(26,098)	(43,458)	(28,648)	(27,184)	(29,679)
Non-current assets	57,949	62,652	64,988	91,254	101,031
Long term borrowings, including current portion	(14,675)	(15,628)	(16,928)	(27,373)	(30,321)
Obligations under finance leases, including current portion	(16,452)	(20,809)	(19,370)	(19,208)	(20,261)
Total share capital and reserves attributable to the equity shareholders of the Company	2,361	(13,097)	1,235	15,271	20,126
Non-current liabilities	(28,919)	(31,833)	(34,665)	(47,508)	(49,547)
Total assets less current liabilities	32,153	16,204	36,341	64,069	71,352

(1)	The calculation of earnings/(loss) per share for 2007 and 2008 are based on the consolidated profit/(loss) attributable to the equity shareholders of the Company and 4,866,950,000 shares outstanding. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 6,436,828,000 shares outstanding. The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 shares outstanding. The calculation of earnings per share for 2011 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 shares outstanding.

(2)	The income statement and balance sheet data as of and for the years ended December 31, 2010 and 2011 include the operating results of Shanghai Airlines.

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.3009 to US$1.00 and HK$7.7663 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 30, 2011. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 13, 2012, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.3022=US$1.00 and HK$7.7592=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low
November 2010	6.6892	6.6330	7.7656	7.7501
December 2010	6.6745	6.6000	7.7833	7.7612
January 2011	6.6364	6.5809	7.7978	7.7683
February 2011	6.5965	6.5520	7.7957	7.7823
March 2011	6.5743	6.5483	7.8012	7.7750
April 2011	6.5477	6.4900	7.7784	7.7669
May 2011	6.5073	6.4786	7.7855	7.7652
June 2011	6.4830	6.4628	7.7976	7.7767
July 2011	6.4720	6.4360	7.7964	7.7802
August 2011	6.4401	6.3778	7.8087	7.7876
September 2011	6.3975	6.3780	7.8040	7.7830
October 2011	6.3825	6.3534	7.7884	7.7634
November 2011	6.3839	6.3400	7.7957	7.7679
December 2011	6.3733	6.2939	7.7851	7.7663
January 2012	6.3330	6.2940	7.7674	7.7538
February 2012	6.3120	6.2935	7.7559	7.7532
March 2012	6.3323	6.2981	7.7685	7.7569
April 2012 (up to April 13, 2012)	6.3123	6.2975	7.7660	7.7592

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

	RMB per	HK$ per
	US$1.00 (1)	US$1.00
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8307	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2011, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2007	2008	2009	2010	2011
Selected Airline Operating Data:
Capacity:
ATK (millions)	12,085.9	11,642.2	12,505.5	17,887.4	18,662.5
ASK (millions)	77,717.2	75,964.3	84,456.4	119,450.9	127,890.8
AFTK (millions)	5,091.3	4,805.4	4,904.5	7,136.8	7152.3
Traffic:
Revenue passenger-kilometers (millions)	57,182.6	53,785.3	60,942.1	93,152.8	100,895.1
Revenue tonne-kilometers (millions)	7,713.9	7,219.0	7,908.7	12,599.0	13,402.1
Revenue passenger tonne-kilometers (millions)	5,099.8	4,798.9	5,434.5	8,290.5	8,979.6
Revenue freight tonne-kilometers (millions)	2,614.1	2,420.1	2,474.2	4,308.5	4,420.6
Kilometers flown (millions)	478.1	467.0	515.2	743.89	793.9
Hours flown (thousands)	756.0	755.2	838.3	1,195.1	1,288.4
Number of passengers carried (thousands)	39,161.4	37,231.5	44,043.0	64,930.4	68,725.0
Weight of cargo carried (millions of kilograms)	940.1	889.5	943.9	1,464.9	1,443.1

Average distance flown (kilometers per passenger)	1,460.2	1,444.6	1,383.7	1,434.7	1,468.1
Load Factor:
Overall load factor (%)	63.8	62.0	63.2	70.4	71.8
Passenger load factor (%)	73.6	70.8	72.2	78.0	78.9
Break-even load factor (based on ATK) (%)	67.7	90.7	66.0	67.5	74.4
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.62	0.62	0.54	0.63	0.68
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.10	2.21	1.67	1.95	1.83
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.27	5.38	4.67	5.35	5.71
Unit cost (operating expenses/ATK)	3.57	4.88	3.08	3.61	4.25

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the PRC

Changes in the economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the PRC government or in the laws and regulations of China, if any, may have a material adverse effect on the overall economic growth of China and investments in the domestic airline industry. These developments, in turn, may have material adverse effects on our business, financial condition and results of operations.

Foreign exchange regulations in the PRC may affect our ability to pay any dividends or to satisfy our foreign exchange liabilities.

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce, or MOFCOM, we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends for overseas shareholders, if any, or satisfy our foreign exchange liabilities.

Fluctuations in exchange rates may have a material adverse effect on our business, financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 7.0% in 2008. While there was no material appreciation of the value of Renminbi against the U.S. dollar in 2009, the value of the Renminbi against the U.S. dollar appreciated by approximately 3.0% in 2010 and by approximately 5.1% in 2011. In May 2007, the PRC government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. In April 2012, the People's Bank of China (“PBOC”) further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi can appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. It is possible that the PRC government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2011, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB44,165 million, of which the U.S. dollar liabilities accounted for 97.1%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and development. We usually use hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of U.S. dollars at fixed exchange rates. As of December 31, 2011, foreign currency hedging contracts held by us which are still open amounted to a notional amount of US$46 million (December 31, 2010: US$48 million), which will expire between 2012 and 2017.

Our Group recorded an increase in net exchange gains during the reporting period. As of December 31, 2010 and 2011, our Group’s exchange gains were RMB1,075 million and RMB1,872 million, respectively. Due to the large value of existing net foreign currency liabilities denominated in U.S. dollars, the Group’s results will be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future.

Our operations may be affected by rising inflation rates within the PRC.

Inflation rates within the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous monetary tightening measures, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down economic growth and control price rises. Increasing inflationary rates are due to many factors beyond our control, such as rising food prices, rising production and labor costs, high lending levels, PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. We cannot assure you that inflation rates will not continue to increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than we have anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures within the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors are deprived of the full benefits of PCAOB inspections of auditors.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the PRC airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. Our ability to provide safe air transportation depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at PRC airports. If any of these is not available or is inadequate, our ability to provide safe air transportation will be compromised and our business, financial condition and results of operations may be materially and adversely affected.

Our results of operations tend to be volatile and fluctuate due to seasonality.

Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second and third quarters than in the first and fourth quarters. As a result, our results tend to be volatile and subject to rapid and unexpected change.

Limitations on foreign ownership of PRC airline companies may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership in a PRC airline. Under these limits, non-PRC residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline company. As of December 31, 2011, approximately 30.99% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

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

Fuel costs constitute a significant portion of our operating costs and, in 2011, accounted for approximately 36.9% of our total operating costs. We generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we also enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In 2011, we did not enter into any new crude oil option contracts, and those signed in past years were settled before December 31, 2011. We may not be able to successfully manage our exposure to changes in fuel prices through the use of these derivative transactions.

From 2010 to 2011, our fuel expenses increased by 35.3%, partially as a result of the expansion of our scale of operations and an increase of 27.4% in the average weighted price of jet fuel in 2011 compared to 2010. Jet fuel prices were volatile in early 2011, with the political instability and turmoil in certain Middle Eastern countries, as well as the natural disaster in Japan. As such, we cannot assure you that jet fuel prices will not further fluctuate in the future. Due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased jet fuel costs we may encounter in the future.

The airline industry is subject to increasing environmental regulations, which lead to increased costs and affect profitability.

In recent years, regulatory authorities in China and other countries have issued a number of directives and other regulations to address, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, aircraft age and environmental contamination remedial clean-up measures. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life. In addition, the European Commission has indicated that the Emissions Trading System will apply to the airline industry from 2012, which will require airlines flying into, out of and within the European Union to pay for any emissions that exceed a defined cap. However, the Civil Aviation Ministry of China has issued a policy prohibiting domestic Chinese airlines from participating in the Emission Trading System.

We have significant expenditures with respect to environmental compliance, which may affect our operations and financial condition. For example, we implemented a low-carbon emissions scheme, through which over 90% of our planes are flying in accordance with the scheme, which aligns with our environmentally-friendly growth strategy to minimize the environmental impact of our operations. We expedited the application of new civil aviation technologies, continuously focused on the development of renewable resources and concentrated on the invention and application of new technologies and applications to achieve “greener” flying. We are working with China National Petroleum Corporation (“CNPC”) to conduct experimental research on bio-fuels, which is being developed as a possible alternative to kerosene jet fuel and could lead to reduced carbon dioxide emissions of 30%. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations, or could require us to install additional costly pollution control equipment.

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

As protection against increases in fuel prices, we from time to time hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. We have not entered into any new fuel hedging contracts since the beginning of 2009 due to a change in PRC government regulations which requires prior approval from the PRC government before we can enter into fuel hedging contracts. However, in October 2011, we have obtained approval from the PRC government to allow us to enter into overseas fuel hedging contracts. For the years ended December 31, 2010 and 2011, we hedged 28.2% and 17.0%, respectively, of our annual fuel consumption in these years. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs. In 2011, we did not enter into any new crude oil option contracts, and all option contracts signed in past years were settled by December 31, 2011.

Our indebtedness and other obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. During a period of time between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2011, we added a total of 24 aircraft to our fleet, by purchase or finance lease (excluding operating lease) in 2011, including 17 Airbus A320 series aircraft, two Airbus A321 series aircraft, two Airbus A332 series aircraft, two Boeing 737-700 aircraft and one Boeing 737-800 aircraft. See the section headed “Item 4. Information on the Company — Property, Plant and Equipment — Fleet.” As of December 31, 2011, our total liabilities were RMB92,934 million and our accumulated losses were RMB8,379.8 million. As of the same date, our current liabilities exceeded our current assets by RMB29,679 million. Our total bank borrowings amounted to RMB41,775 million and among which our short-term bank loans outstanding totaled RMB11,454 million as of December 31, 2011. Our substantial indebtedness and other obligations could materially adversely affect our business and operations, including requiring us to dedicate additional cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage when compared to competitors that have less debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us and limiting our ability to satisfy payment of our existing indebtedness and other obligations under our indebtedness.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2011, we had total credit facilities of RMB54.5 billion from various banks, of which RMB35.5 billion are not utilized. We expect to roll over these bank facilities in future years. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. The unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financings or other additional financing on acceptable terms. Although we have secured financing for our aircraft delivered in 2011, we are still in the process of obtaining financing for some aircraft we have scheduled for delivery in future years. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operating or other sources to acquire the aircraft.

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

We are subject to interest rate fluctuation risk.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2010 and 2011 were RMB57,774 million and RMB62,035 million, respectively, of which short-term liabilities accounted for 30.0% and 33.3%, respectively, and long-term liabilities accounted for 70.0% and 67.7%, respectively. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2010 and 2011, our liabilities denominated in U.S. dollars accounted for 67.2% and 69.1%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 31.0% and 28.8%, respectively, of our total liabilities. Fluctuations in U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. From April 2006 to December 2007, the PBOC raised the benchmark five-year lending rate seven times from 6.39% to 7.83%. Beginning in September 2008, the PBOC decreased the benchmark five-year lending rate five times from 7.83% to 5.94% in December 2008. Since then, the PBOC has raised the benchmark five-year lending rate four times from 5.94% to 6.8% in April 2011. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which decreased overall in 2010 and increased overall in 2011. The relevant lending rates may further increase in the future as a result of reasons beyond our control, and may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

Our controlling shareholder, CEA Holding, holds a majority interest in our Company, and its interests may not be aligned with other shareholders.

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds directly or indirectly 59.93% of our Company’s equity interests on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling person of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

Although international air travel generally recovered in 2010 due to the gradual global economic recovery, ongoing events such as the continued instability of European financial markets and sovereign debt crisis in the Euro Zone, as well as past events such as the political instability and turmoil in certain Middle Eastern countries and the natural disasters in Japan in early 2011 may continue to materially and adversely affect economic activity and financial markets, which would have an overall effect on international air travel, and would weaken demand for air travel to and from those areas.

Furthermore, the risk remains that the global economy, including the PRC economy, may continue to suffer the continued effects of the global recession and the PRC government may have to readjust its macroeconomic control measures accordingly, causing the growth or demand for our air transport services to slow down, which may negatively affect our business, financial condition and results of operations.

In addition, while the PRC government instituted certain initiatives in 2008 and 2009 in response to the slowdown in the PRC economy, a rapid increase in liquidity in the market as a result of fiscal stimulus measures resulted in the PRC government implementing a number of measures to control such increase, including raising interest rates, in the second quarter of 2010. These foregoing factors and any further declines in economic activity may reduce domestic or international demand and the speed at which domestic or international capacity grows may slow down significantly, which would have a material adverse effect on our revenues, results of operations and liquidity. For example, our cargo business is highly dependent upon servicing the logistics needs of the semi-conductor industry. A slowdown in this particular industry could adversely affect this segment of our business.

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

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events, or war-risk coverage. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. In response to the reduced insurance coverage from aviation insurers, the PRC government has provided insurance coverage to PRC airlines for third party war liability claims. Such insurance provided by the government is subject to annual review and approval by the government. We renew our insurance policies on a yearly basis. However, if the insurance carriers further reduce the amount of insurance coverage available or increase the premium for such coverage when we renew our insurance coverage and/or if the PRC government declines to renew our insurance coverage, our financial condition and results of operations may be materially and adversely affected.

We may not obtain or be allocated sufficient direct flights between mainland China and Taiwan, which may adversely affect our business and results of operations.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. On June 12, 2011, the two sides agreed to increase the total number of flights to 558 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. Although, as of December 31, 2011 we operated approximately 106 flights per week and are one of several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from railway service may have a material adverse effect on our financial condition and results of operations.

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

We may from time to time expand our business through acquisitions of airline companies or airline-related businesses. For example, we entered into an agreement with Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines. In addition, on December 20, 2010, our subsidiary, China Cargo Airlines, entered into separate acquisition agreements with Great Wall Airlines and Shanghai Cargo Airlines to acquire each carrier’s cargo business and related assets. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. These acquisitions and the acquisition of Great Wall Airlines have obtained the approval from CAAC, NDRC, and MOFCOM, and were completed on June 1, 2011. We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions. See “Item 4. Information on the Company” for details.

Such acquisitions involve uncertainties and a number of risks, including:

•	difficulty with integrating the assets, operations and technologies of the acquired airline companies or airline-related businesses, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

•	complying with the laws, regulations and policies that are applicable to the acquired businesses;

•	failure to achieve the anticipated synergies, cost savings or revenue-enhancing opportunities resulting from the acquisition of such airline companies or airline-related businesses;

•	managing relationships with employees, customers and business partners during the course of integration of new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our debt, equity or other capital resources to fund acquisitions, which may divert financial resources otherwise available for other purposes;

•	diverting significant management attention and resources from our other businesses;

•	strengthening our operational, financial and management controls, particularly those of our newly acquired assets and subsidiaries, to maintain the reliability of our reporting processes;

•	difficulty with exercising control and supervision over the newly acquired operations , including failure to implement and communicate our safety management procedures resulting in additional safety hazards and risks ;

•	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airline companies or airline-related businesses; and

•	the risk that any such acquisitions may not complete due to failure to obtain the required government approvals.

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

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADSs.

We are required under relevant United States securities rules and regulations to disclose in the reports that we file or submit under the Exchange Act to the United States Securities and Exchange Commission, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2011. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to a decline in investor confidence in the reliability of our financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our market performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

Our planned joint venture airline with Jetstar Airways (a wholly owned subsidiary of Qantas Airlines), Jetstar Hong Kong, may not proceed and if it does proceed, may not be successful.

On March 23, 2012, we entered into a binding memorandum of understanding (the “MOU”) with Jetstar Airways Pty Limited, a wholly owned subsidiary of Qantas Airlines (“Jetstar Airways”), to establish a joint venture (“Proposed JV Company”) that will consist of a new low-cost airline to be based in Hong Kong, Jetstar Hong Kong Airways (Jetstar Hong Kong). We and Jetstar Airways intend to make equal initial capital contributions of US$57.5 million each, and the Proposed JV Company will have a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will equally contribute capital amounts to increase the capital of the Proposed JV Company to US$198 million. Under the terms of the MOU, we and Jetstar Airways will have equal equity interests in the Proposed JV Company. The establishment of the Proposed JV Company is subject to the execution of certain agreements and the receipt of relevant regulatory and governmental approvals. As such, we cannot assure you that we and Jetstar Airways will proceed, or will be able to execute such agreements and obtain such approvals and form the Proposed JV Company within the timeframe contemplated by the MOU. In addition, the Proposed JV Company may not be able to secure the relevant licenses and approvals for its operations, or which are necessary for it to commence operations. The boards of directors of our Company and Jetstar Airways have not yet approved the establishment of the Proposed JV Company or the required related arrangements, and they may not do so.

Even if we and Jetstar Airways decide to proceed with the definitive agreements for the establishment of Jetstar Hong Kong, and before Jetstar Hong Kong can actually commence operations, it will need to:

•	secure the relevant licenses, permits and approvals for its operations;

•	establish suitable route networks, which involves securing the necessary airport time slots, landing rights and related approvals and clearances for routes and flight times;

•	acquire the necessary aircraft fleet, through acquisitions or leases, to support its operations;

•	comply with the relevant laws and regulations;

•	identify and acquire suitable facilities and properties and secure land use rights; and

•	hire competent and qualified management, flight crew, ground personnel and employees.

We cannot assure you that we will be able to complete these tasks in a timely manner, within the expected budget, or at all. Failure to do so could result in a material adverse effect on the business, financial condition and reputation of Jetstar Hong Kong and possibly our own. In addition, given the intended geographic coverage of Jetstar Hong Kong, overlapping coverage and competition on some routes may occur, which could affect our market share on certain routes. In addition, there is intense competition in the PRC from existing carriers, who generally service the same routes that are contemplated for Jetstar Hong Kong. We cannot assure you that Jetstar Hong Kong will be able to adequately compete against these existing carriers, which may have better brand recognition, financial resources, developed route networks, fares and product offerings.

Furthermore, we do not have experience operating in the low-cost market and may therefore be required to unduly rely on our joint venture partner, Jetstar Airways, for its expertise, experience and knowledge with respect to the daily operations of a low-cost carrier. The overall success of this venture is uncertain, and we cannot assure you that the Proposed JV Company will be profitable or successful or that its results of operations will not materially adversely affect our results of operations and financial condition.

We are currently involved in legal proceedings, the outcome of which is uncertain.

On November 21, 2004, a CRJ-200 Bombardier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. In February 2009, the Court of Appeal of California dismissed the plaintiffs’ appeal and affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. Legal documents including summons, prosecution notifications and others have been served on the Company, although the trial has not yet begun, and there have been no further developments, as of the date of this Annual Report. We cannot assure you that the court will rule in favor of our Company with respect to the procedure or substance of the litigation, or what amount of damages may be assessed against us should the court find in favor of the plaintiffs.

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

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The CAAC has also implemented increased security measures in relation to the potential threat of terrorist attacks. Terrorist attacks, even if not made directly towards us or on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect us and the airline industry. In addition, potential or actual terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and RPK.

Interruptions or disruptions in service at one or more of our primary market airports could have an adverse impact on us.

Our business is heavily dependent on our operations at our primary market airports in Shanghai, namely, Hongqiao International Airport and Pudong International Airport and our regional hub airports in Xi’an and Kunming. Each of these operations includes flights that gather and distribute traffic from markets in the geographic region around the primary market to other major cities. A significant interruption or disruption in service at one or more of our primary market airports could adversely impact our operations.

Any adverse public health developments, including SARS, avian flu, or influenza A (H1N1), or the occurrence of natural disasters may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economies of China and other countries where we do business. The outbreak of Severe Acute Respiratory Syndrome, or SARS, in early 2003 led to a significant decline in travel volumes and business activities and substantially affected businesses in Asia. Moreover, some Asian countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, many of which have resulted in fatalities. In addition, outbreaks of, and sporadic human infection with, influenza A (H1N1) in 2009, a highly contagious acute respiratory disease, were reported in Mexico and an increasing number of countries around the world, some cases resulting in fatalities. We are unable to predict the potential impact, if any, that the outbreak of influenza A (H1N1) or any other serious contagious disease, epidemic such as the recent outbreak of the deadly E.coli bacteria in Germany or another outbreak of SARS or avian flu may have on our business.

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

Impairment charges for property, plant and equipment may have a material adverse effect on our financial condition and results of operations.

In accordance with relevant accounting standards, we are required to test certain of our intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. In addition, we are required to test certain of our tangible assets for impairment if conditions indicate that an impairment may have occurred. Due to the high maintenance costs of these aircraft, in December 2011, we entered into an agreement with a third party to dispose of certain aircraft and related engines in the forthcoming 12 months. These aircraft and engines had an aggregate carrying value of RMB482 million (after the impairment loss charge), and have been classified as assets held for sale as of December 31, 2011. An impairment loss charge of approximately RMB612 million was recognized against these aircraft and engines by reference to the contracted selling price for the year ended December 31, 2011.

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

We may be unable to retain key management personnel or pilots .

We are dependent on the experience and industry knowledge of our key management and pilots, and there can be no assurance that we will be able to retain them. Any inability to retain our key management employees or pilots, or attract and retain additional qualified management employees or pilots, could have a negative impact on us.

Item 4.	Information on the Company

A.	History and Development of the Company

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office is located at 2550 Hongqiao Road, Hongqiao International Airport, Shanghai, China, 200335, and our mailing address is Kong Gang San Lu, Number 92, Shanghai, 200335, China. The telephone number of our principal executive office is (86-21) 6268-6268 and the fax number for the Board Secretariat’s office is (86-21) 6268-6116. We currently do not have an agent for service of process in the United States.

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. In 2011, our Company’s total revenue from core operations accounted for approximately 92.9% of CEA Holding’s total revenue. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of April 20, 2012:

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

On August 11, 2011, our wholly-owned subsidiary Eastern Air Overseas (Hong Kong) Corporation Limited issued offshore CNY-denominated bonds in an amount of CNY2.5 billion at 4% due 2014 and are listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Our Company guaranteed the bond issue.

On March 23, 2012, we entered into a binding MOU with Jetstar Airways, a wholly owned subsidiary of Qantas, to establish a joint venture that will consist of a new low-cost airline to be based in Hong Kong, Jetstar Airways. We and Jetstar Airways intend to make equal initial capital contributions of US$57.5 million each, and the Proposed JV Company will have a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will equally contribute equal capital amounts to increase the capital of the Proposed JV Company to US$198 million. Under the terms of the MOU, we and Jetstar Airways will hold equal equity interests in the Proposed JV Company. The establishment of the Proposed JV Company is subject to the execution of certain agreements and the receipt of relevant regulatory and governmental approvals.

The table below sets forth details of our operating fleet since 2009 and planned additions for the years 2012 and 2013:

	No. of Aircraft Owned And under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	Planned Additions
	2009		2010		2011		2012	2013
A340-600	5	—	5	—	5	—	—	—
A340-300	5	—	5	—	5	—	—	—
A330-300	8	7	8	7	8	7	—	—
A330-200	2	3	2	3	4	3	6	8
A300-600R	7	—	7	—	7	—	—	—
A321	15	—	20	—	22	—	5	6
A320	57	26	71	24	88	24	19	8
A319	5	10	5	10	5	10	7	3
MD-90	9	—	—	—	—	—	—	—
B737-800	4	9	15	46	16	48	10	16
B737-700	24	15	33	19	35	19	2	5
B737-300	16	1	16	—	16	—	—	—
B757-200	—	—	5	5	5	5	—	—
B767	3	—	9	1	6	1	—	—
EMB-145LR	10	—	10	—	10	—	—	—
CRJ-200	5	—	8	2	8	—	—	—
Hawker800	—	—	1	—	1	—	—	—
A300-600R	3	—	3	—	3	—	—	—
B747	2	—	2	—	2	3	—	—
MD-11F	—	6	—	7	—	3	—	—
B757-200F	—	—	—	2	—	2	—	—
B777F	—	—	—	4	—	6		—
Total	180	77	225	130	246	131	49	46

B.	Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue-tonne-kilometers and number of passengers carried in 2011, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial center and the international shipping center of China. We serve a route network that covers 926 domestic and foreign destinations in 173 countries. We operate primarily from Shanghai’s Hongqiao International Airport and Pudong International Airport, which collectively ranked the first and second largest airport in terms of cargo and mail traffic and passenger traffic (as measured in total freight weight and total passenger number in China in 2011), respectively. In 2011, we accounted for 52.4% and 39.0% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 50.1% and 37.6% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput. In addition, we were recognized as one of the “Most Innovative PRC Companies” by Fortune Magazine in 2011, and our “China Eastern Airlines” brand was awarded China’s Famous Trademark by the State Administration for Industry and Commerce in 2011.

Compared to 2010, our traffic volume (as measured in RTKs) increased by 6.4%, from 12,599 million in 2010 to 13,402 million in 2011. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased from 93,153 million in 2010 to 100,895 million in 2011, or 8.3%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 2.6%, from 4,308 million in 2010 to 4,421 million in 2011.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
	(Millions	(Millions	(Millions
	of RMB)	of RMB)	of RMB)
Traffic revenues
Passenger	31,436	54,625	60,383
Cargo and mail	3,017	5,810	5,482
Fuel surcharges	2,472	6,956	10,649
Total traffic revenues	36,925	67,391	76,514

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
Passenger Traffic (in RPKs) (millions)	60,942	93,153	100,895
Domestic	44,376	66,310	70,933
Regional (Hong Kong, Macau and Taiwan)	2,573	4,074	3,811
International	13,994	22,769	26,151

Passenger Capacity (in ASKs) (millions)	84,456	119,451	127,891
Domestic	59,235	83,421	88,013
Regional (Hong Kong, Macau and Taiwan)	3,835	5,576	5,193
International	21,386	30,453	34,685

Passenger Yield (RMB)	0.54	0.63	0.68
Domestic	0.54	0.64	0.69
Regional (Hong Kong, Macau and Taiwan)	0.63	0.78	0.81
International	0.51	0.60	0.63

Passenger Load Factor (%)	72.16	77.98	78.89
Domestic	74.91	79.49	80.59
Regional (Hong Kong, Macau and Taiwan)	67.08	73.05	73.39
International	65.43	74.77	75.40

The primary focus of our business is the provision of domestic, regional and international passenger airline services. In 2011, we operated approximately 11,216 scheduled flights per week (excluding charter flights), serving a route network that covers 926 domestic and foreign destinations in 173 countries.

Our domestic routes generated approximately 71.6% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 310 flights per week to and from Hong Kong, originating from Shanghai and other major cities in eastern, northern and western China on 17 flight routes. In addition, we operated approximately 17 routes between mainland China and Taiwan and two routes between China and Macau. Our regional routes accounted for approximately 4.5% of our passenger revenues in 2011. In April 2010, we entered into a strategic framework agreement with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan.

In 2011, we introduced several new international routes, including Shanghai-to-Rome, Shanghai-to-Hamburg, Shanghai-to-Hawaii (Honolulu), Shanghai-to-Dubai and Kunming-to-Male. We also re-started our Shanghai to London and Shanghai to Moscow routes. Revenues derived from our operations on international routes accounted for approximately 24.0% of our passenger revenues. Revenues derived from our operations to and from Japan accounted for approximately 6.8% of our passenger revenues and approximately 30.2% of our international passenger revenues in 2011.

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

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2011:

	Year Ended December 31,
	2009	2010	2011
Cargo and Mail Traffic (in RFTKs) (millions)	2,474	4,308	4,421
Domestic	733	980	934
Regional (Hong Kong, Macau and Taiwan)	85	155	148
International	1,656	3,173	3,338

Cargo and Mail Capacity (in AFTKs) (millions)	4,904	7,137	7,152
Domestic	1,769	2,031	1,987
Regional (Hong Kong, Macau and Taiwan)	214	313	312
International	2,921	4,792	4,853

Cargo and Mail Yield (RMB)	1.67	1.95	1.83
Domestic	1.13	1.28	1.44
Regional (Hong Kong, Macau and Taiwan)	4.13	4.54	4.49
International	1.78	2.04	1.82

Cargo and Mail Load Factor (%)	50.45	60.37	61.81
Domestic	41.43	48.27	47.01
Regional (Hong Kong, Macau and Taiwan)	39.74	49.59	47.60
International	56.69	66.20	68.78

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

The development of cargo operations is an important part of our Company’s growth strategy. We have three MD-11F, two B757-200F, three B747-400ER and six B777F freight aircraft under operating leases for cargo and mail operations. We also have three A300-600R aircraft as well as two B747-400ER freighters for our cargo operations. In December 2010, China Cargo Airlines entered into a purchase agreement to acquire the relevant air cargo assets of Great Wall Airlines. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. Both acquisitions have obtained the requisite approvals from CAAC, NDRC, and MOC, and were completed on May 31, 2011. After the completion of these acquisitions and reorganizations, the New China Cargo Airlines, which is 51% owned by us, officially began its operation on May 1, 2011 and became the largest air cargo transportation company in the PRC in terms of cargo and mail capacity.

Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

•	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

 The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2011:

	2009	2010	2011
	(millions	(millions	(millions
	of RMB)	of RMB)	of RMB)
Domestic	26,888	49,692	56,014
Regional (Hong Kong, Macau and Taiwan)	1,947	3,901	3,771
International	10,155	20,211	22,618
Total	38,990	73,804	82,403

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

On December 28, 2007, the CAAC and the NDRC released the Implementing Scheme for the Civil Aviation Airport Charges Reform Implementation Plan, which was implemented on March 1, 2008. This new plan divides airport charges into three parts: charges related to airline businesses; charges related to important non-airline items; and other non-airline charges. The charges related to airline businesses and important non-airline items must follow the national guided prices, in which the standard prices are rarely increased, while reduced rates can be negotiated between the airport or the service provider and the users. The plan grants us the right to negotiate with airports on the airport charges.

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

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot individually or together hold a majority of our total outstanding shares. As of December 31, 2011, approximately 30.99% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on December 24, 2011, Chinese investors should be the controlling shareholders of a PRC air transportation company.

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

There are currently over 30 Chinese airlines in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations. Each of these three airlines operates at least 500 routes and has a fleet of at least 350 jet aircraft. As of December 31, 2011, our Company, Air China and China Southern accounted for approximately 23.4%, 27.2% and 25.2%, respectively, of the total commercial air traffic (as measured in RTKs) handled by Chinese airlines.

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

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. The high-speed railway connecting Beijing and Shanghai commenced operations in July 2011, and has substantially affected our Beijing and Shanghai routes, as well as routes between Shanghai and Jinan, Beijing and Nanjing, Shanghai and Xuzhou, Shanghai and Tianjin and Beijing and Changzhou. Although the schedule of establishing a national high-speed railway network in 2012 has been postponed to 2014, we are inevitably facing increasing competition and pricing pressures from railway service. Therefore, we are taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain sales price, facilitating “air-to-railway” transfers and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability. We cooperated with the Shanghai Railway Bureau to introduce the first air-rail transportation service offering, “Air-Rail Service”, which links passengers on international and regional air routes at Hongqiao International Airport to high-speed rail services that connect cities situated in the Yangtze River Delta. We will also maintain and strengthen our competitive advantages, including providing high quality services, increasing our pre-sale product promotions and developing our transfer services.

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Hong Kong Dragon Airlines Limited, or Dragonair. We currently operate approximately 310 flights per week on 17 routes between Chinese cities and Hong Kong. Cathay Pacific Airways, or Cathay, and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. On June 12, 2011, the two sides agreed to increase the total number of flights to 558 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi’an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Shijiazhuang and Qingdao. Through our absorption of Shanghai Airlines in 2010, we have added three additional direct routes to Taipei from Shanghai, Tianjin and Nanjing. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We previously competed with Air Macau on the Shanghai Pudong-Macau route but ceased to operate that route in October 2008. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers travelling between Taiwan and mainland China.

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

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We primarily compete with Air China, All Nippon Airways and Japan Airlines on our passenger routes to Japan. On our Korean routes, we compete with China Southern Airlines, Air China and Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines, Malaysia Airlines, Air Asia and Vietnam Airlines. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Alitalia. We compete with Air China, China Southern Airlines and Qantas Airways on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system.

In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As of the date of this Annual Report, we have entered into frequent flyer and airport lounges agreements with 14 SkyTeam member airlines, and signed code-sharing agreements with 12 member airlines. Such agreements have been implemented on 95 destinations along 111 routes. See “ – Marketing and Sales – SkyTeam Alliance.”

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 10,635 workers as maintenance and engineering personnel as of December 31, 2011. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

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

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and hold 51% and 49%, respectively, of the equity interests in the joint venture. Moreover, after our absorption of Shanghai Airlines, we took over its 15% equity interest in Boeing Shanghai Aviation Services Co., Ltd. (“Boeing Shanghai”). As of December 31, 2011, Boeing (China) Investment Co., Ltd., Shanghai Airport (Group) Co., Ltd. and Boeing (Asia) Services Investment Limited hold 35.3%, 25.0% and 24.7%, respectively, of the remaining equity interest. Boeing Shanghai was founded in 2006 with a registered capital of US$85,000,000, and operates a maintenance hangar with the capacity to provide aircraft modification and maintenance services for two wide-body aircraft and one narrow-body aircraft and provides aircraft modification and maintenance services. In addition, we also hold 50% of Shanghai Airlines’ previous equity interest in Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”). The remaining equity interest is held by Sichuan Haite High-Tech Co., Ltd. Shanghai Hute was founded in 2003 with a registered capital of RMB30,000,000, and provides maintenance services for aviation equipment. The enhancement of our maintenance capabilities allows our Company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

Safety

The provision of safe and reliable air services for all of our customers is one of our primary operational objectives. We implement uniform safety standards and safety-related training programs in all operations. Our flight safety management division monitors and supervises our Company’s flight safety. We have had a flight safety committee since the commencement of our business, comprised of members of our senior management, to formulate policies and implement routine safety checks at our Shanghai headquarters and all provincial hubs. The flight safety committee meets monthly to review our overall operation safety record during the most recent quarter and to adopt measures to improve flight safety based upon these reviews. We have also implemented an employee incentive program, using a system of monetary rewards and discipline, to encourage compliance with the CAAC safety standards and our safety procedures. We periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. In 2011, we were awarded the “Flight Safety Five-star Award” by CAAC for our commitment to aviation and operations safety.

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

Cyber-security

With respect to our internal policies on cyber-security and internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. Furthermore, we have entered into a strategic cooperation plan with the China Information Technology Security Evaluation Center by which their trained engineers evaluate our internal data security policies and cyber-security measures.

Fuel Supplies

Fuel costs represented approximately 36.9% of our operating expenses in 2011. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2011, we consumed approximately 3.9 million tonnes of fuel, an increase of 6.2% from 2010. Our fuel expenses increased to RMB29,229 million in 2011, or an increase of 35.3%, as compared to 2010, as a result of the expansion of our operations and an increase of approximately 27.4% in the average weighted price of aviation fuel. In early 2011, fuel prices were volatile by the political instability and turmoil in certain Middle Eastern countries, as well as the natural disasters in Japan. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached over 15 million in 2011. The special services hotline “95530” call center was established and came into operation in 2004.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2002, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2011, we expedited the construction of its overseas website. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet. We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 8,400 large and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg London, Moscow, Paris and Rome; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney. Among the 49 overseas sales or representative offices we maintained as of December 31, 2011, three offices, in Honolulu, Macau and Kathmandu, were established in 2011.

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA represents approximately 240 airlines and comprises 94% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011. As of the date of this Annual Report, we have entered into frequent flyer and airport lounges agreements with 14 SkyTeam member airlines, and signed code-sharing agreements with 12 member airlines. Such agreements have been implemented on 95 destinations along 111 routes.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer its passengers seamless transit to 926 destinations in 173 countries under a single plane ticket with direct luggage services. Passengers may also enjoy the comfort of more than 490 VIP airport lounges of SkyTeam around the world. The entry of our Company as well as Shanghai Airlines into SkyTeam became effective on June 21, 2011. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

Cargo Operations

We maintain a network of cargo sales agents domestically and internationally. We and our cooperative partners in our cargo operations have established domestic cargo sales offices in Beijing, Shanghai, Xiamen and other major transportation hubs in China, and international cargo sales offices in various locations in the U.S., Europe and the Asia-Pacific Region. In 2005, we established our northern China, southern China, southeastern China and overseas sales management centers to improve coordination among our sales offices. In addition, we work closely with two major international freight forwarders, DHL Global Forwarding Co., Ltd. (“DHL Global”) and E.I. Freight Forwarding Co., Ltd. (“EI”), to operate international cargo lines that originate from Shanghai. We have entered into global rewards agreements with DHL Global and EI, granting them certain incentive rewards for increases in freight volume. In addition, our subsidiary, China Cargo Airlines, intends to join SkyTeam Cargo, currently the world’s only airline cargo alliance, which will enable it to further expand its cargo network coverage, strengthen its transit capacity, provide better and more efficient ground services, while lowering operational costs.

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

With our subsidiary, Shanghai Airlines, we derive revenue from tourism and travel services through Shanghai Airlines Tours International (Group) Co., Ltd. (“SAT”). SAT provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. SAT is a member of the China Association of Travel Services and Shanghai Association of Tourism (International and Domestic Travel Services divisions), as well as a member of Shanghai Association of Quality, and has been admitted into many international travel organizations including the IATA. SAT has won several awards as a travel services provider, as well as awards and honors for its professional staff and vacation package offerings.

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2011, we generated net revenues of approximately RMB2,383 million from our airport ground services and cargo handling services.

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

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited, or PICC, and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which our Company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Risks Relating to the Company — Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations” for more information on our Company’s insurance coverage.”

C. Organizational Structure

See the section headed “Item 4. Information on the Company — History and Development of the Company”.

D. Property, Plant And Equipment

Fleet

As of December 31, 2011, we operated a fleet of 377 aircraft, including 358 passenger aircraft, most with a seating capacity of over 100 seats, and 19 freighters. In 2011, we completed: (i) the purchase and finance-lease of a total of 24 aircraft, including 17 A320 aircraft, two A321 aircraft, two A332 aircraft, two B737-700 and one B737-800 aircraft; (ii) the operating- lease of four aircraft, including two B737-800 aircraft and two B777F aircraft; (iii) the disposal of nine aircraft, including surrender of the lease of four MD11F aircraft and two CRJ200 aircraft, and sale of three B767 aircraft; and (iv) the addition of three operating-leased B747 aircraft as a result of the purchase of assets of Great Wall Airlines by China Cargo Airlines. On October 17, 2011, we entered into the Aircraft Purchase Agreement and Aircraft Sale Agreement with Airbus SAS regarding the purchase of fifteen Airbus A330 series aircraft and the sale of five Airbus A340-300 aircraft. On the same day, we entered into the B787 Aircraft Termination Agreement and the Aircraft Purchase Agreement with Boeing Company regarding the termination of the purchase of 24 Boeing 787 series aircraft and the purchase of 45 Boeing 737NG series aircraft. For details, please refer to the announcements furnished to the SEC on Form 6-K dated October 17, 2011. We plan to continue to expand our scale in 2012 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2011, we had a fleet of 377 aircraft, including 358 passenger aircraft each with a seating capacity of over 100 seats and 19 freighters. The following table sets forth the details of our fleet as of December 31, 2011:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average Age (in years) (1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	8.3
A340-300	5	5	—	289	15.5
A330-300	15	8	7	300	5.0
A330-200	7	4	3	264	4.0
A300-600R	7	7	—	271	17.3
B767	7	6	1	253	11.0
Narrow-body:
A321	22	22	—	177	4.1
A320	112	88	24	158	6.7
A319	15	5	10	122	9.0
B737-800	64	16	48	164	4.6
B737-700	54	35	19	134	6.6
B757-200	10	5	5	184	6.4
B737-300	16	16	—	136	16.4
EMB 145LR	10	10	—	50	5.5
CRJ-200	8	8	—	50	10
Hawker800	1	1	—	8	N/A
Total Passenger Aircraft:	358	241	117	N/A	N/A

Cargo Aircraft:
MD-11F	3	—	3	—	4.6
A300-600R	3	3	—	—	21.8
B747	5	2	3	—	4.8
B757-200F	2	—	2	—	5.7
B777F	6	—	6	—	1.5
Total Cargo Aircraft:	19	5	14	N/A	N/A
Total Fleet	377	246	131	N/A	N/A

(1)	The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.8 hours in 2011, representing an increase of 0.1 hours from 9.7 in 2010. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2011:

	2009	2010	2011
		(in hours)
Wide-body:
A340-600	11.8	11.9	12.0
A340-300	8.9	10.6	11.2
A330-300	9.4	9.4	9.4
A330-200	12.6	13.8	14
A300-600	7.5	8.5	8.1
B767-300	9.7	9.1	10.2
Narrow-body:
MD-90	6.3	5.5	—
A321	9.8	9.6	9.5
A320	9.8	10	10.3
A319	9.0	9.5	9.2
B737-800	10.3	10.3	10.1
B737-700	10.2	9.7	9.9
B737-300	9.5	9.3	9.4
EMB 145	7.6	8.3	9.7
CRJ-200	7.3	6.6	6.7
B757-200	—	8.9	8.3
Hawker800	—	—	—
Total Passenger Aircraft Average		9.7	9.8

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-300 and A340-600 aircraft are primarily used for our routes to the United States, Europe, Korea and other international destinations, including Los Angeles, New York, London, Paris, Seoul, and Bangkok, and on major domestic routes to cities. Our Airbus A330 aircraft are primarily used for our Beijing-Shanghai and Singapore, Australia, India, Japan and Korea routes. Our Airbus A320, MD-90 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. Our Airbus A320 aircraft are also used primarily on our Hong Kong routes. Our EMB145LR and CRJ-200 aircraft are mainly used on our regional short-distance routes.

Our MD-11F, A300-600R and B747-400ER aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated net increase in the number of jet aircraft deliveries from 2012 to 2015 as of December 31, 2011:

	2012E	2013E	2014E	2015E	Total
Aircraft
A319	7	3	4	2	16
A320	19	8	6	8	41
A321	5	6	6	6	23
A330-200	6	8	7	5	26
A330-300	—	—	1	2	3
B737-700	2	5	7	6	20
B737-800	10	16	16	29	71
Total	49	46	47	58	200

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

Operating Facilities

Our Company (including branches) had operations on 30 parcels of land, occupying a total area of approximately 1.56 million square meters, as of December 31, 2011. Our major subsidiaries, including but not limited to Shanghai Airlines, China Cargo Airlines Co., Ltd., Eastern Jiangsu, CEA Wuhan, Eastern Logistics and Shanghai Eastern Flight Training Co., Ltd., owned and had operations on 33 parcels of land, occupying a total area of approximately 1.19 million square meters, as of December 31, 2011.

As of December 31, 2011, our Company (including branches) owned over 1,000 buildings with a total gross floor area of approximately 638,779 square meters. Our major subsidiaries owned approximately 200 buildings, with a total gross floor area of approximately 480,672 square meters, as of December 31, 2011.

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

Item 4A.                Unresolved Staff Comments

None.

Item 5.                  Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS. This discussion may include forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key information — D. Risk Factors” or in other parts of this Annual Report.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 4.3%, from 17,887.4 ATKs in 2010 to 18,662.5 ATKs in 2011, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 7.1%, 119,450.9 ASKs in 2010 to 127,890.8 ASKs in 2011. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 6.4%, from 12,599.0 RTKs in 2010 to 13,402.1 RTKs in 2011.

The historical results of operations discussed in this Annual Report may not be indicative of our future operating performance. Like those of other airlines, our operations depend substantially on overall passenger and cargo traffic volumes and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events, changes in the domestic and global economies and other unforeseen events. Our operations will be affected by, among other things, fluctuations in aviation fuel prices, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses and the rates of income taxes paid.

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

Operating Segments

The Company presents segment information in a manner that is similar to the management’s internal reporting. The Company is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. The Company has one reportable operating segment, reported as “airline transportation operations”. See Note 7 to our audited consolidated financial statements.

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

A.	Operating Results

The following tables set forth our summary income statement and balance sheet data as of and for the years indicated:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Summary Income Statement Data (IFRS)
Revenues	42,534	41,073	38,989	73,804	82,403
Other operating income	488	672	1,288	658	1,062
Operating expenses	(42,894)	(56,828)	(38,456)	(68,765)	(79,292)
Operating profit/(loss)	128	(15,083)	1,821	5,697	4,173
Finance (costs)/income, net	162	(267)	(1,549)	(347)	561
Profit/(loss) before income tax	378	(15,256)	249	5,418	4,841
Profit/(loss) for the year attributable to the equity shareholders of the Company	379	(15,269)	169	4,958	4,578
Earnings/(loss) per share attributable to the equity shareholders of the Company (1)	0.08	(3.14)	0.03	0.44	0.41

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data (IFRS)
Cash and cash equivalents	1,655	3,451	1,735	3,078	3,861
Net current liabilities	(26,098)	(43,458)	(28,648)	(27,184)	(29,679)
Non-current assets	57,949	62,652	64,988	91,254	101,031
Long term borrowings, including current portion	(14,675)	(15,628)	(16,928)	(27,373)	(30,321)
Obligations under finance leases, including current portion	(16,452)	(20,809)	(19,370)	(19,208)	(20,261)
Total share capital and reserves attributable to the equity shareholders of the Company	2,361	(13,097)	1,235	15,271	20,126
Non-current liabilities	(28,919)	(31,833)	(34,665)	(47,508)	(49,547)
Total assets less current liabilities	32,153	16,204	36,341	64,069	71,352

(1)	The calculation of earnings/(loss) per share for 2007 and 2008 are based on the consolidated profit/(loss) attributable to the equity shareholders of the Company and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000; The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares outstanding. The calculation of earnings per share for 2011 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares outstanding.

2011 Compared to 2010

Revenues

Our revenues increased by 11.7%, from RMB73,804 million in 2010 to RMB82,403 million in 2011 (net of the applicable PRC business tax). Revenues increased in our passenger business operation, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, while revenue decreased in our cargo and mail business operation, primarily due to the general slowdown of the global economy that affected cargo volumes.

In 2011, we transported a total of 68,725 million passengers, representing an increase of 5.8%, from 64,930 million passengers in 2010. Our total passenger traffic (as measured in RPKs) increased by 8.3%, from 93,153 million passenger-kilometers in 2010 to 100,895 million passenger-kilometers in 2011 and our total cargo and mail traffic (as measured in RFTKs) increased by 2.6%, from 4,308 million freight tonne-kilometers in 2010 to 4,421 million freight tonne-kilometers in 2011. Our average yield for our passenger operations increased by 7.9%, from RMB0.63 per passenger-kilometer in 2010 to RMB0.68 per passenger-kilometer in 2011 primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights.

Our average yield for our cargo and mail operations decreased by 6.2%, from RMB1.95per tonne-kilometer in 2010 to RMB1.83 per tonne-kilometer in 2011, primarily due to the general slowdown of the global economy that affected cargo volumes.

The following chart sets forth our revenue breakdown for 2010 and 2011:

			2011 vs. 2010
	Year Ended December 31,		Increase	% Increase
	2011	2010	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues(1)	76,514	67,391	9,123	13.5
Passenger	68,434	58,968	9,466	16.1
Passenger revenue excluding fuel surcharges	60,383	54,625	5,758	10.5
Fuel surcharges	8,051	4,343	3,708	85.4
Cargo and mail	8,080	8,423	(343)	(4.1)
Cargo and mail revenue excluding fuel surcharges	5,482	5,810	(328)	(5.6)
Fuel surcharges	2,598	2,613	(15)	(0.6)
Others (2)	5,794	6,413	(619)	(10.4)
Total Operating Revenue	82,403	73,804	8,599	11.7

(1)	Pursuant to relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8), jointly issued by the Ministry of Finance and the State Tax Bureau, our revenues from the provision of international transportation services were exempt from business tax as of 1 January 2010. The business tax incurred and set off against the above revenues for the year ended December 31, 2011 amounted to approximately RMB1,803 million (2010: RMB1,463 million).

(2)	Includes ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB9,466 million, or 16.1%, from RMB58,968 million in 2010 to RMB68,434 million in 2011. The increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 71.6% of our total passenger traffic revenues in 2011, increased by 16.2%, from RMB42,143 million in 2010 to RMB48,963 million in 2011. The increase was primarily due to increased ticket prices, increased flight capacity on domestic routes and steady demand from the continued growth of the PRC economy. Compared to 2010, our domestic passenger traffic (as measured in RPKs) increased by 7.0%, from 66,310 million in 2010 to 70,933 million in 2011. The number of passengers carried on domestic routes increased by 6.0%, from 55.5 million in 2010 to 58.8 million in 2011. Our passenger-kilometers yield for domestic routes increased from RMB0.64 per passenger-kilometer in 2010 to RMB0.69 per passenger-kilometer in 2011.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 4.5% of our total passenger traffic revenues in 2011, decreased by 3.1%, from RMB3,176 million in 2010 to RMB3,078 million in 2011. The decrease was primarily due to reduced flight capacity on our Hong Kong routes resulting from reduced flights to and from Hong Kong, as well as increased competition on our Hong Kong routes, which led to a decrease of 6.5%, from 4,074 million in 2010 to 3,811 million in 2011, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by 5.5%, from 2.9 million in 2010 to 2.7 million in 2011. Our passenger-kilometers yield for regional routes increased from RMB0.78 per passenger-kilometer in 2010 to RMB0.81 per passenger-kilometer in 2011.

International passenger traffic revenues, which accounted for 24.0% of our total passenger traffic revenues in 2011, increased by 20.1%, from RMB13,650 million in 2010 to RMB16,393 million in 2011. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 14.9% in 2011, from 22,769 million in 2010 to 26,151 million in 2011. The number of passengers carried on international routes increased by 9.8%, from 6.6 million in 2010 to 7.2 million in 2011. Our passenger-kilometers yield for international routes increased from RMB0.60 per passenger-kilometer in 2010 to RMB0.63 per passenger-kilometer in 2011.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 4.1%, from RMB8,423 million in 2010 to RMB8,080 million in 2011, which accounted for 10.6% of our total traffic revenues in 2011. Revenue from cargo and mail traffic via belly-hold cargo space on the Company’s passenger aircraft was RMB2,998 million, which accounted for 37.1% of total freight revenue and 3.9% of total traffic revenue in 2011. Cargo and mail yield decreased from RMB1.95 in 2010 to RMB1.83 in 2011 per cargo tonne-kilometer, or 6.2% compared to the same period in 2010, primarily as a result of the general slowdown of the global economy that affected cargo volumes.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 16.7% of our total cargo and mail traffic revenues in 2011, increased by 7.4%, from RMB1,257 million in 2010 to RMB1,350 million in 2011. This increase was primarily due to the continued economic growth in China which resulted in increased cargo and mail volume and demand. Our freight tonne-kilometers yield for domestic routes increased from RMB1.28 per tonne-kilometer in 2010 to RMB1.44 per tonne-kilometer in 2011.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 8.2% of our total cargo and mail traffic revenues in 2011, decreased by 5.7%, from RMB706 million in 2010 to RMB666 million in 2011. This decrease was primarily due to decreased demand in the regional cargo and mail freight market as a result of the general slowdown of the regional freight market. Our freight tonne-kilometers yield for regional routes decreased from RMB4.54 per tonne-kilometer to RMB4.49 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 75.1% of our total cargo and mail traffic revenues in 2011, decreased by 6.1%, from RMB6,460 million in 2010 to RMB6,064 million in 2011, due to reduced demand in the international freight market as a result of decreased global economic activity . Our prices for cargo and mail transportation on international routes also increased as our freight tonne-kilometers yield for international routes decreased from RMB2.04 per tonne-kilometer in 2010 to RMB1.82 per tonne-kilometer in 2011.

Other revenues

We also generated revenues from other services, including airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by 10.4%, from RMB6,413 million in 2010 to RMB5,749 million in 2011, as a result of decreased cargo handling income.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2010 and 2011:

			2011 vs. 2010
	Year Ended December 31,		Increase	% increase
	2011	2010	(decrease)	(decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	29,229	21,606	7,623	35.3%
Gain on fair value movements of derivatives financial instruments	(87)	(833)	746	(89.6)%
Takeoff and landing charges	8,350	7,455	895	12.0%
Depreciation and amortization	6,966	6,758	208	3.7%
Wages, salaries and benefits	8,665	8,941	(276)	(3.1)%
Office, administration and others	8,854	8,588	266	3.1%
Aircraft maintenance	4,406	4,614	(208)	(4.51)%
Aircraft operating lease expenses	4,128	3,976	153	3.9%
Impairment losses for assets	638	405	233	57.5%
Selling and marketing expenses	3,740	3,324	416	12.5%
Other	4,403	3,931	472	12.0%
Total Operating Expense	79,292	68,765	10,527	15.3%

Our total operating expenses increased by 15.3%, from RMB68,765 million in 2010 to RMB79,292 million in 2011 primarily due to the substantial increase of the aircraft fuel expenses. Our total operating expenses as a percentage of our revenues increased from 93.2% in 2010 to 96.2% in 2011.

Aircraft fuel expenses increased by 35.3%, from RMB21,606 million in 2010 to RMB29,229 million in 2011. The increase was primarily due to our business expansion and the increase of average aircraft fuel price by 27.4% compared with that of 2010. In 2011, we consumed a total of approximately 3.9 million tonnes of aviation fuel, representing an increase of 6.2% compared to 2010. Aircraft fuel expenses accounted for 31.4% of our total operating expenses in 2011, as compared to 36.9% in 2010.

Changes in fair value of financial derivatives decreased from a gain of RMB833 million in 2010 to a gain of RMB87 million in 2011. The difference was mainly due to the decrease in gains arising from fair value movement of crude oil option contracts, which was resulted from a decrease in the notional amount of unsettled crude oil option. In 2011, the net gain on change in fair value of crude oil option contracts (inclusive of cash outflow upon settlement) was approximately RMB67 million. In 2011, the fair value movements of financial derivatives charged to the income statement accounted for 0.1% of our total operating expenses.

Take-off and landing charges, which accounted for 10.5% of our total operating expenses in 2011, increased by 12.0%, from RMB7,455 million in 2010 to RMB8,350 million in 2011, primarily due to an increase in scheduled flights.

Depreciation and amortization increased by 3.1%, from RMB6,758 in 2010 to RMB6,966 million in 2011, primarily due to increased number of aircraft in our fleet and increased aircraft utilization rates, which resulted in the corresponding costs.

Wages, salaries and benefits, which accounted for 10.9% of our total operating expenses in 2011, decreased by 3.1%, from RMB8,941 million in 2010 to RMB8,665 million in 2011, primarily due to reduced staff bonuses resulting from reduced operating profits in 2011, as well as various cost-saving measures that we implemented.

Office, administration and other expenses increased by 3.1%, from RMB8,588 million in 2010 to RMB8,854 million in 2011, primarily due to the expansion of our overall business operations.

Aircraft maintenance expenses, which accounted for 5.6% of our total operating expenses in 2011, decreased by 4.5%, from RMB4,614 million in 2010 to RMB4,406 million in 2011, primarily due to the reduced number of aircraft and engines that required scheduled major overhaul services.

Aircraft operating lease expenses increased by 3.8%, from RMB3,976 million in 2010 to RMB4,128 million in 2011, primarily due to an increase in the number of aircraft that we operate under operating leases.

Impairment losses for assets increased by 57.5%, from a loss of RMB405 million in 2010 to a loss of RMB638 million in 2011, primarily due to impairment provisions made for certain aircraft to be disposed of in 2012, which referenced the contracted selling price less costs to sell. We have planned to dispose of these aircraft in an effort to increase the operational efficiency of, and reduce the related maintenance fees for, our fleet.

Selling and marketing expenses, which accounted for 4.7% of our total operating expenses in 2011, increased by 12.5%, from RMB3,324 million in 2010 to RMB3,740 million in 2011, primarily a result of increases in ticketing system service fees and agency handling fees due to increases in traffic revenue.

Other Operating Income

Our other operating income and other gains were primarily generated from government subsidies and gains on disposal of aircraft and relevant assets. The total amount of our other operating income and other gains increased from RMB658 million in 2010 to RMB1,061 million in 2011, primarily due to an increase in government subsidy income in 2011. Other government subsidies represent subsidies granted to us by the PRC government and local government as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Net Finance Costs

Our finance costs (net of finance income) decreased by 2.6%, from RMB1,502 million in 2010 to RMB1,463 million in 2011, primarily due to improvement in our capital structure and a reduction on the interest rates of our foreign currency borrowings. Approximately 69.1% of our indebtedness is U.S. dollar denominated borrowings, which are generally tied to LIBOR rates. In 2011, our finance income was RMB2,024 million, primarily due to the increase in exchange gain resulting from the appreciation of the Renminbi against the U.S. dollar.

Profit / (Loss) attributable to the equity shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company increased to RMB4,576 million in 2011, representing a 7.7% decrease as compared to a net profit of RMB4,958 million in 2010.

Fixed Assets

Our Company had approximately RMB73,758 million of fixed assets and construction in progress as of December 31, 2011, including, among other assets, aircraft, engines and flight equipment, representing a 7.2% increase from RMB68,822 million in 2010.

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

In 2010, we transported a total of 64.9 million passengers, representing an increase of 47.4%, from 44.0 million passengers in 2009. Our total passenger traffic (as measured in RPKs) increased by 52.9%, from 60,942 million passenger-kilometers in 2009 to 93,153 million passenger-kilometers in 2010 and our total cargo and mail traffic (as measured in RFTKs) increased by 74.14%, from 2,474 million freight tonne-kilometers in 2009 to 4,308 million freight tonne-kilometers in 2010. Our average yield for our passenger operations increased by 16.7%, from RMB0.54 per passenger-kilometer in 2009 to RMB0.63 per passenger-kilometer in 2010 primarily due to increased passenger travel on our various segments.

Our average yield for our cargo and mail operations increased by 16.8% from RMB1.7 per tonne-kilometer in 2009 to RMB2.0 per tonne-kilometer in 2010, primarily due to increased import/export activity resulting in increased demand for air cargo and mail services.

The following chart sets forth our revenue breakdown for the years 2009 and 2010:

			2010 vs. 2009
	Year Ended December 31,		Increase	% increase
	2010	2009	(decrease)	(decrease)
	(in millions of RMB)
Traffic revenues(1)	67,391	36,925	30,466	82.5%
Passenger	58,968	32,800	26,168	79.8%
Passenger revenue excluding fuel surcharges	54,625	31,436	23,189	73.8%
Fuel surcharges	4,343	1,364	2,979	218.4%
Cargo and mail	8,423	4,125	4,298	104.2%
Cargo and mail revenue excluding fuel surcharges	5,810	3,017	2,793	92.6%
Fuel surcharges	2,613	1,108	1,505	135.8%
Others (2)	6,413	2,065	4,348	210.6%
Total Operating Revenue	73,804	38,990	34,814	89.3%

(1)	Pursuant to relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8), jointly issued by Ministry of Finance and the State Tax Bureau, our Group’s revenues from the provision of international transportation services were exempt from business tax as of 1 January 2010. The business tax incurred and set off against the above Company’s revenues for the year ended December 31, 2010 amounted to approximately RMB1,463 million (2009: RMB1,019 million).

(2)	Includes ground service income, cargo handling income, commission income and others.

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

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 71.5% of our total passenger traffic revenues in 2010, increased by 75.3%, from RMB24,038 million in 2009 to RMB42,143 million in 2010. The increase was mainly due to robust demand for domestic flights resulting from the continued growth of the PRC economy, enhanced marketing activities launched by our Company to reflect market demand and an increase in passenger load factor, domestic routes and ticket price levels as a result of the absorption of Shanghai Airlines . Compared to 2009, our domestic passenger traffic (as measured in RPKs) increased by 49.4%, from 44,376 million in 2009 to 66,310 million in 2010. The number of passengers carried on domestic routes increased by 46.0%, from 38.0 million in 2009 to 55.5 million in 2010. Our passenger-kilometers yield for domestic routes increased from RMB0.54 per passenger-kilometer in 2009 to RMB0.64 per passenger-kilometer in 2010.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 5.4% of our total passenger traffic revenues in 2010, increased by 94.8%, from RMB1,630 million in 2009 to RMB3,176 million in 2010. The increase was primarily due to the robust demand for regional flights, which led to increased passenger traffic volume on our regional flights, as well as an increase in flight capacity and routes , which led to an increase of 58.3%, from 2,573 million in 2009 to 4,074 million in 2010, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 52.4%, from 1.9 million in 2009 to 2.9 million in 2010. Our passenger-kilometers yield for regional routes increased from RMB0.63 per passenger-kilometer in 2009 to RMB0.78 per passenger-kilometer in 2010.

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

Cargo and mail revenues

Our cargo and mail traffic revenues increased by RMB4,299 million, or 104.2%, from RMB4,124 million in 2009 to RMB8,423 million in 2010, which accounted for 12.5% of our total traffic revenues in 2010. Revenue from cargo and mail traffic via bellyhold cargo space on the Company’s passenger aircraft was RMB2,744 million, which accounted for 32.6% of total freight revenue and 4.1% of total traffic revenue in 2010. Cargo and mail yield increased from RMB1.67 in 2009 to RMB1.95 in 2010 per cargo tonne-kilometer, or 16.8% compared to the same period in 2009, primarily as a result of continued growth of import and export activity, which resulted in increased demand for air cargo and mail services, as well as our Company’s enhanced market analysis measures, better operating efficiency in these operations and enhanced cooperation with third parties companies.

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

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2009 and 2010:

			2010 vs. 2009
	Year Ended December 31,		Increase	% increase
	2010	2009	(decrease)	(decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	21,606	12,255	9,351	76.3%
Gain on fair value movements of derivatives financial instruments	(833)	(3,775)	2,942	(77.9)%
Takeoff and landing charges	7,455	5,460	1,995	36.5%
Depreciation and amortization	6,758	5,203	1,555	29.9%
Wages, salaries and benefits	8,941	5,149	3,792	73.7%
Office, administration and other	8,588	3,752	3,532	94.1%
Aircraft maintenance expenses	4,614	3,019	1,595	52.8%
Aircraft operating lease expenses	3,976	2,518	1,458	57.9%
Impairment losses for assets	405	109	296	271.6%
Selling and marketing expenses	3,324	1,978	1,346	68.1%
Other	3,931	2,788	1,143	41.0%
Total Operating Expense	68,765	38,456	30,309	78.8%

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

Takeoff and landing charges, which accounted for 10.1% of our total operating expenses in 2010, increased by 36.5%, from RMB5,460 million in 2009 to RMB7,455 million in 2010 primarily due to an increase of in the number of take-offs and landings resulting from our increased scale of operations in 2010.

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

Impairment losses for assets increased by 271.6%, from a loss of RMB109 million in 2009 to a loss of RMB405 million in 2010 , primarily as a result of our proposed disposal of certain aircraft and related engines, which resulted in a provision for impairment loss charge of RMB239 million. In an effort to increase the operational efficiency of, and reduce the related maintenance fees for, our fleet, these aircraft and engines were classified as non-current assets held for sale, and the impairment charge was made in accordance with estimated market values.

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

Finance Costs

Our finance costs decreased by 14.4%, from RMB1,755 million in 2009 to RMB1,502 million in 2010, primarily due to improvement of our debt structure and the decrease in overall LIBOR floating rates from 2009 to 2010. Approximately 67.2% of our indebtedness is U.S. dollar denominated borrowings, which are generally tied to LIBOR rates. In 2010, our finance income was RMB1,155 million, primarily due to the increase in exchange gain resulting from the appreciation of the Renminbi against the U.S. dollar.

Profit / (Loss) attributable to the equity shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company increased to RMB4,958 million in 2010, representing a 2,833.7% increase as compared to a net profit of RMB169 million in 2009.

Fixed Assets

Our Company had approximately RMB68,822 million of fixed assets and construction in progress as of December 31, 2010, including, among other assets, aircraft, engines and flight equipment, representing a 21.4% increase from RMB56,704 million in 2009.

B.	Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans.

As of December 31, 2009, 2010 and 2011, we had RMB1,735 million, RMB3,078 million and RMB3,861 million, respectively, in cash and cash equivalents; RMB25,335 million, RMB38,566 million and RMB41,775 million, respectively, in outstanding borrowings; and RMB428 million, RMB1,486 million and RMB278 million, respectively, in restricted bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

As of December 31, 2011, our accumulated losses amounted to approximately RMB8,380 million. In addition, our current liabilities exceeded our current assets by approximately RMB29,679 million. As a consequence, our Directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2011, we had total credit facilities of RMB54.5 billion from various banks, of which RMB35.5 billion are not utilized. See the discussion below under “– Working Capital and Liabilities”.

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

Cash Flows from Operating Activities

In 2011, we generated a net cash inflow from operating activities of RMB13,623 million as a result of cash generated from operations of RMB13,781 million less income tax we paid in 2011. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,751 million and changes in working capital of RMB30 million. The operating profit before working capital changes of RMB13,751 million was a result of the profit before income tax of RMB4,841 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB6,912 million, (ii) interest expenses of RMB1,463 million, (iii) consumption of flight equipment spare parts of RMB 740 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB695 million and (v) impairment loss of RMB638 million, partly offset by net foreign exchange gains of RMB1,872 million. Changes in working capital mainly consisted of (i) an increase in other payables and accrued expenses of RMB1,681 million, (ii) an increase in prepayments, deposits and other receivables of RMB668 million and (iii) an increase in sales in advance of carriage of RMB620 million. These negative changes were partly offset by (i) a decrease in trade payables and notes payables of RMB1,602 million, (ii) a decrease in flight equipment and spare parts of RMB1,023 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB317 million.

In 2010, we generated a net cash inflow from operating activities of RMB10,641 million as a result of cash generated from operations of RMB10,740 million less income tax we paid in 2010. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,585 million and negative changes in working capital of RMB2,845 million. The operating profit before working capital changes of RMB13,585 million was a result of the profit before income tax of RMB5,418 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB6,727 million, (ii) interest expenses of RMB1,502 million, (iii) consumption of flight equipment spare parts of RMB601 million, and (iv) provision for return condition checks for aircraft and engines under operating leases of RMB586 million, partly offset by (i) net foreign exchange gains of RMB1,075 million and (ii) gains arising from fair value movements of derivative financial instruments of RMB915 million. Negative changes in working capital mainly consisted of (i) a decrease in trade payables and notes payables of RMB3,418 million, (ii) a decrease in flight equipment and spare parts of RMB777 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB306 million. These negative changes were partly offset by (i) an increase in sales in advance of carriage of RMB847 million and (ii) an increase in other long-term liabilities of RMB570 million.

In 2009, we generated a net cash inflow from operating activities of RMB3,429 million as a result of our cash generated from operations of RMB3,507 million less income tax we paid in 2009. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB3,198 million and positive changes in working capital of RMB310 million. The operating profit before working capital changes of RMB3,198 million was a result of the profit before income tax of RMB249 million, mainly adjusted for (i) depreciation of property, plant and equipment of RMB5,177 million, (ii) interest expenses of RMB1,755 million, (iii) provision for return condition checks for aircraft and engines under operating leases of RMB589 million and (iv) provision for post-retirement benefits of RMB441 million, partly offset by unrealized gains arising from fair value movements of financial derivatives of RMB5,334 million. Positive changes in working capital mainly consisted of (i) an increase in trade payables and notes payables of RMB1,021 million, (ii) an increase in prepayments, deposits and other receivables of RMB540 million, and (iii) an increase in sales in advance of carriage of RMB406 million. These positive changes were partly offset by (i) a decrease in other payables and accrued expenses of RMB482 million, (ii) a decrease in flight equipment and spare parts of RMB466 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB275 million.

Cash Flows from Investing Activities

In 2011, our net cash outflow from investing activities was RMB14,939 million. Our net cash outflow for investing activities mainly consisted of (i) additions of property, plant and equipment of RMB5,368 million, primarily due to the purchase of 24 aircraft in 2011, (ii) advanced payments on acquisition of new aircraft of RMB8,180 million, and (iii) payment of short-term deposits with original maturity over three months of RMB1,963 million. These cash outflows were partly offset by (i) proceeds from disposal of non-current assets held for sale of RMB412 million and (ii) bank deposit interest received of RMB147 million.

In 2010, our net cash outflow from investing activities was RMB8,633 million. Our net cash outflow for investing activities mainly consisted of (i) additions of property, plant and equipment of RMB6,523 million, primarily due to the purchase of 25 aircraft in 2010, (ii) advanced payments on acquisition of new aircraft of RMB3,462 million, and (iii) payment of short-term deposits with original maturity over three months of RMB434 million. These cash outflows were partly offset by (i) net cash acquired through acquisition of Shanghai Airlines Co., Ltd, (ii) proceeds from disposal of non-current assets held for sale of RMB430 million and (iii) proceeds from disposal of property, plant and equipment of RMB102 million.

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

Cash Flows from Financing Activities

In 2011, our net cash inflow from financing activities was RMB2,136 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB19,647 million, (ii) proceeds from draw down of long-term bank loans of RMB5,693 million, (iii) proceeds from issuance of bonds of RMB2,490 million, (iv) Receipts of restricted bank deposits of RMB1,109 million and (v) capital contribution from non-controlling interests of subsidiaries of RMB1,005 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB18,514 million, (ii) repayments of long-term bank loans of RMB5,245 million and (iii) principal repayments of financial lease obligations of RMB2,191 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2011, our current liabilities exceeded our current assets by RMB29,679 million. In comparison, our current liabilities exceeded our current assets by RMB27,184 million as of December 31, 2010. The increase in our current liabilities in 2011 was primarily due to the increase in the current portion of borrowings and an increase in the other payables and accrued expenses, partially offset by a decrease in the trade payables and notes payable. The increase in our current assets in 2011 was primarily due to an increase in cash and cash equivalents. Short-term loans outstanding totaled RMB11,193 million and RMB11,454 million as of December 31, 2010 and 2011, respectively. Long-term outstanding bank loans totaled RMB27,373 million and RMB30,321 million as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, our long-term debt to equity ratio was 0.81 to 1. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2010 and 2011 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31
	2010	2011
	(RMB in millions)
Secured bank loans	16,444	14,185
Unsecured bank loans	22,122	27,590
Total	38,566	41,775

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2010 and 2011 was as follows:

	As of December 31
	2010	2011
	(RMB in millions)
Within one year	15,211	18,171
In the second year	6,162	8,408
In the third to fifth year inclusive	10,672	9,392
After the fifth year	6,521	5,804
Total	38,566	41,775

As of December 31, 2011, our interest rates relating to short-term borrowings ranged from 1.3% to 6.3%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 4.86% to 6.4%. Our bank loans are denominated in Renminbi, U.S. dollars and Euro. As of December 31, 2011, our total bank loans denominated in Renminbi amounted to RMB14,280 million, while our total bank loans denominated in U.S. dollars amounted to USD3,967 million. On August 11, 2011, our wholly-owned subsidiary Eastern Air Overseas (Hong Kong) Corporation Limited issued offshore CNY-denominated bonds in an amount of CNY2.5 billion at 4% due 2014, listed on the SGX-ST. Our Company guaranteed the bond issue. See Note 31 to the consolidated financial statements for more information on our borrowings.

We have entered into credit facility agreements to meet our future working capital needs. However, our ability to obtain financing may be affected by: (i) our results of operations, financial condition, cash flows and credit ratings; (ii) costs of financing in line with prevailing economic conditions and the status of the global financial markets; and (iii) our ability to obtain PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which may include one or more approvals from the NDRC, SAFE, MOFCOM and/or the CSRC depending on the circumstances. If we are unable to obtain financing, for whatever reason, for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be materially and adversely affected.

Capital Expenditures

As of December 31, 2011, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB108,298 million, including RMB17,935 million in 2012 and RMB22,249 million in 2013, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.    Research and Development, Patents and Licenses, etc.

None.

D.    Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.    Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2011:

	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
Long-Term Debt(1)	30,321	6,717	8,408	9,391	5,805
Capital Leases (2)	20,261	2,459	2,558	7,235	8,009
Operating Leases (3)	24,479	3,992	3,758	8,592	8,137
Unconditional Purchase Obligations(4)	108,298	17,935	22,249	68,114	—
Other Long-term Obligations (5)(6)	2,048	—	—	—	—
Post-retirement Benefit Obligations (5)	2,943	—	—	—	—
Deferred Tax Liabilities (5)	29	—	—	—	—
Short-term Bank Loans(7)	11,454	11,454	—	—	—
Interest Obligations	4,285	1,290	841	1,263	891
Under Finance Leases	1,662	332	289	601	440
Under Bank Loans	2,623	958	552	662	451
Fixed Rate	372	168	103	101	-
Variable Rate (8)	2,251	790	449	561	451
Total	204,118	43,847	37,814	94,595	22,842

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group’s frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2011, the weighted average interest rate of our short-term bank loans was 4.6% per annum (2010: 4.08%).

(8)	For our variable rate loans, interest rates range from three month LIBOR + 0.25% to six months LIBOR + 3.5%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2011. A 25 basis points increase in the interest rate would increase interest expenses by RMB88 million.

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities		Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)
Lines of Credit	35,503	26,803	8,700	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	35,503	26,803	8,700	—	—

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

Fair value of assets held for sale

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

Provision for costs of return condition checks for aircraft under operating leases

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

Valuation of acquisition price

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended December 31, 2010. The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company’s share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions were used when made adjustments for the value of those restricted shares.

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

Taxation

We had carried forward tax losses of approximately RMB9,713 million as of December 31, 2011, which can be used to set off against future taxable income between 2012 and 2016.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2011, the corporate income tax rate applicable to the Company and these subsidiaries was 24%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2011 is insignificant and the change in tax rate has no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has been experiencing increasing levels of inflation. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, increased by approximately 3.3% in 2010 and 5.4% in 2011. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2011 or later periods. These new/revised standards and interpretations were not expected to have material impact on the Group’s or the Company’s financial statements.

•	IAS 19 (Amendment) (effective from 1 January 2013)

•	IFRS 7 (Amendment) “Financial instruments: Disclosures’ on derecognition” (effective from 1 July 2011)

•	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013)

•	IFRS 10 “Consolidated financial statements” (effective from 1 January 2013)

•	IFRS 13 “Fair value measurement” (effective from 1 January 2013)

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

Name	Age	Shares Owned (1)	Position
Liu Shaoyong	53	-	Chairman of the Board of Directors
Ma Xulun	48	-	Director and Vice Chairman
Li Yangmin	49	3,960 A Shares	Director and Vice President
Luo Zhuping	59	11,616 A Shares	Director and Company Secretary
Sandy Ke-Yaw Liu	64	-	Independent Non-executive Director
Wu Xiaogen	46	-	Independent Non-executive Director
Ji Weidong	55	-	Independent Non-executive Director
Shao Ruiqing	55	-	Independent Non-executive Director
Yu Faming	58	-	Chairman of the Supervisory Committee
Yan Taisheng	58	-	Supervisor
Feng Jinxiong	50	-	Supervisor
Liu Jiashun	55	3,960 A Shares	Supervisor
Tang Bing	45	-	Vice President
Shu Mingjiang	44	-	Vice President
Wu Yongliang	49	3,696 A Shares	Vice President and Chief Financial Officer
Tian Liuwen	53	-	Vice President
Wang Jian	39	-	Board Secretary and Joint Company Secretary
Ngai Wai Fung	50	-	Joint Company Secretary

Directors

Mr. Liu Shaoyong is currently the Chairman of the Company and general manager and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed deputy general manager of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration, general manager of the Shanxi Branch of the Company, and Head of the Flying Model Division of the CAAC. Mr. Liu served as General Manager of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, general manager of China Southern Air Holding Company from August 2004 to December 2008, chairman of directors of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed as general manager and deputy party secretary of CEA Holding, and became the Chairman of the Company since February 3, 2009. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an executive masters of business administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of command pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

Mr. Ma Xulun is currently the Vice Chairman, President and deputy party secretary of the Company, and deputy party secretary of CEA Holding. Mr. Ma joined the civil aviation industry in 1997. He was previously deputy general manager of China Commodities Storing and Transportation Corporation. He was appointed as deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma was also President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. From January 2009 to February 2012, Mr. Ma served as chairman of China Cargo Airlines, a subsidiary of the Company, and chairman of Shanghai Airlines, a subsidiary of the Company, from January 2010 to January 2012. Mr. Ma was appointed as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a masters degree and is a qualified accountant.

Mr. Li Yangmin is currently a Director, Party Secretary, Vice President and Safety Director of the Company and party committee member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy head of the aircraft maintenance workshop, head of technology office, secretary of the workshop branch of Northwest Company and deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company. From June 2002 to March 2004, he was general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was vice president of China Eastern Air Northwest Company. Since October 2005, he has also been a Vice President of the Company. He was appointed Safety Director of the Company in July 2010, party committee member of CEA Holding in May 2011 and Party Secretary and Director of the Company in June 2011. From September 2010 to January 2012, Mr. Li served as the director of Shanghai Airlines, a subsidiary of the Company. Since February 2012, he was appointed as the chairman of China Cargo Airlines, a subsidiary of the Company. Mr. Li graduated from Northwestern Polytechnical University with a masters degree. He is a qualified senior engineer.

Mr. Luo Zhuping is currently a Director of the Company. Mr. Luo joined CEA in 1988. He was Deputy Chief and then Chief of the Enterprise Management Department and Deputy Head of the Share System Office of China Eastern Airlines. From 1997 to 2008, he served as the head of the Board secretariat of the Company. From 1997 to April 2012, he served as the secretary to the Board (the “Board Secretary”) and the company secretary of the Company (the “Company Secretary”). He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a masters degree in global economics from Eastern China Normal University. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S. by the State Economic and Trade Commission and Morgan Stanley. Mr. Luo has been responsible for domestic and overseas exchange listing and capital management of the Company since 1993. He has gained rich experience in certain value-added measures of an enterprise, such as enterprise reform, stock issuance, corporate governance, merger and acquisition and reorganization.

Mr. Sandy Ke-Yaw Liu was appointed as an Independent Non-executive Director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan in 1969. He served in China Airlines in various capacities, including airport manager in Honolulu Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales in 1993 and vice president for commerce since 1996, and was promoted to president in 1998. Additionally, Mr. Liu served as a director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service and Taiwan Taoyuan International Airport Service Company, as well as chairman of the board of Taiwan Air Cargo Terminal. In 2001, he relocated to Hong Kong to join Expeditors International of Washington, Inc., a global logistics company, as chief operating officer for the Asia Region. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

Mr. Wu Xiaogen was appointed as an Independent Nonexecutive Director of the Company in March 2010. Mr. Wu previously served as assistant to the general manager and deputy general manager of the securities department of China Jingu International Trust Investment Company Limited, and deputy general manager of the securities management department and general manager of the institutional management department of China Technology International Trust Investment Company. From July 2000 to November 2004, he was head of the audit teaching and research unit and deputy dean of the School of Accountancy of Central University of Finance and Economics. He was chief accountant of China First Heavy Industries from November 2004 to June 2010. He has been a professional external director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu is also a director and a member of the Ethics Committee of the Chinese Institute of Certified Public Accountants, an independent director of China Petroleum & Chemical Corporation (a company listed on the Hong Kong Stock Exchange) and an external director of China Three Gorges Corporation. Mr. Wu graduated from the Department of Economics and Management of the Central University of Finance and Economics and also obtained a doctoral degree in economics.

Mr. Ji Weidong was appointed as an Independent Nonexecutive Director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his masters and doctoral degree courses at the Graduate School of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School. He obtained his doctoral degree from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. He is also currently an honorary professor at Kobe University, Japan.

Mr. Shao Ruiqing was appointed as an Independent Nonexecutive Director of the Company in June 2010. Mr. Shao is currently a deputy dean, professor in accounting and mentor to doctoral students at Shanghai Lixin University of Commerce. He was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. From March 2004 to date, he has been deputy dean of Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor degree in economics, and masters and doctoral degrees in management. Mr. Shao has been engaged in the teaching, research and practice of the accounting profession for an extensive amount of time, and has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. He is well-versed and experienced in internal control, IFRS and risk management standards for foreign enterprises. Mr. Shao was awarded the Special Allowance by the State Council of the PRC in 1995. Mr. Shao is an independent director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange). He is currently a consultative committee member of the Ministry of Communications of the PRC, as an expert in finance and accounting.

Mr. Li Jun was Vice Chairman of the Company and party secretary and deputy general manager of CEA Holding during the Reporting Period. Mr. Li joined the civil aviation industry in 1972 and served as officer in the political department and office secretary of CAAC, person-in-charge of Policy Research Department in CAAC, deputy director of Policy Research Department in CAAC, deputy manager and manager of Planning Department in CAAC, director of the General Office in CAAC and manager of Personnel Education Department in CAAC. From May 2001 to September 2006, he served as deputy head and party committee member of CAAC. From September 2006 to November 2011, Mr. Li served as party secretary and deputy general manager of CEA Holding. From June 2007 to November 2011, he served as Vice Chairman of the Company. Mr. Li ceased to act as Vice Chairman and Director of the Company since November 2011 due to his other professional commitments. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree in economic management and is a qualified senior economist and senior political work instructor.

Mr. Luo Chaogeng was a Director of the Company and deputy general manager of CEA Holding during the reporting period. Mr. Luo joined the civil aviation industry in 1970 and served as flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration, flight mechanic and vice instructor of the 8th Civil Aviation Flight Team, deputy commissar and commissar of the Xi’an Flight Team of China Northwest Airlines, deputy general manager of the aircraft maintenance base of China Northwest Airlines, deputy director of the Northwest Civil Aviation Administration, general manager of Yunnan Airlines and director of Yunnan Provincial Civil Aviation Administration. From November 2001 to September 2002, he was general manager of Yunnan Airlines. From September 2002 to September 2004, he was a party member and deputy general manager of CEA Holding and general manager of Yunnan Airlines of CEA Holding. From September 2004 to October 2006, he was President of the Company. From September 2004 to May 2011, he was a party member and deputy general manager of CEA Holding. Mr. Luo served as a non-executive director of TravelSky Technology Limited (a company listed on the Hong Kong Stock Exchange) from March 3, 2009. Mr. Luo has ceased to act as Director of the Company since June 2011 due to his retirement. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has been recognized as possessing first class competency in flight mechanics.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

Mr. Yu Faming is currently the chairman of the Supervisory Committee of the Company and party member and head of party disciplinary inspection group of CEA Holding. Mr. Yu served as cadre of the Scientific Research Institute, cadre of the office secretariat and deputy director of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, manager and deputy general manager of the Integrated Planning Department of China Star Corporation, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour Protection of the PRC. From March 2002 to June 2008, he served as head of the Training and Employment Department of the Ministry of Labour Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served in the Command Centre and the General Office of Shanghai Civil Aviation Administration. He served as Chief of the Board Secretariat of the General Office of the China Eastern Airlines Company, manager of Shanghai Civil Aviation Dong Da Industry Company and Deputy Director of the General Office of the Labour Union of the Company. From 2002 to 2005, he served as Director of the General Office of Labour Union of the Company. He has been Vice Chairman of the Labour Union and Director of the General Office of the Labour Union of the Company since 2005. He has been a Supervisor of the Company since March 2009. Mr. Yan graduated from East China Normal University.

Mr. Feng Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company. Mr. Feng joined the civil aviation industry in 1982, and served in the Planning Department of Shanghai Civil Aviation Administration as well as the Planning Department of the Company. He was Deputy Director and Director of the Planning Department of the Company, director of the Finance Department of CEA Holding, deputy chief accountant of CEA Holding and Manager of the Human Resources Department of the Company. He served as vice president of China Eastern Air Jin Rong Company from 2003 to 2005, deputy general manager of the Shanghai Ground Service Department of the Company from 2005 to 2007, as well as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a masters degree.

Mr. Liu Jiashun is currently a Supervisor of the Company. He served as party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd., chief director in charge of fuel supply engineering at Haikou’s Meilan Airport, a director of Meilan Airport Co., Ltd., and vice chairman of the board and president of Meiya Company. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company, and served as the general manager of Shanghai Pudong Airport Fuel Co., Ltd. from 2006 to March 2009. Since October 2009, Mr. Liu has served as party secretary of China Aircraft Fuel Huadong Company. Mr. Liu has been a Supervisor of the Company since 2000. Mr. Liu was awarded a postgraduate qualification and is qualified as a senior political work instructor.

Senior Management

Mr. Liu Jiangbo was the chairman of the Supervisory Committee of the Company, and party member, deputy general manager and head of disciplinary inspection group of CEA Holding during the Reporting Period. Ms. Liu joined the civil aviation industry in 1979 and served as an officer in the Beijing Civil Aviation Administration and deputy secretary of the committee of C.P.C. of the transportation business division, secretary of the committee of the Communist Youth League of the National Civil Aviation, deputy director of the personnel department of the Air Traffic Control Bureau of the PRC, supervisor to the CAAC appointed by the Ministry of Supervision of the PRC, deputy director of the transportation division of CAAC and vice president of Yunnan Airlines Corporation Limited. She served as a party member, deputy general manager and head of the disciplinary examination committee of CEA Holding from October 2002 to May 2011. Ms. Liu has ceased to act as the Chairman of the Supervisory Committee and Supervisor of the Company since June 2011 due to retirement. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics. She was awarded the postgraduate qualification and is qualified as a senior political work instructor.

Mr. Xu Zhao was a Supervisor of the Company during the Reporting Period and is currently a candidate for Director of the Company and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company and chief financial officer of Shaanxi Heavy Duty Automobile Co., Ltd. Since November 2006, Mr. Xu has served as chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on the Hong Kong Stock Exchange, with effect from September 2009. Mr. Xu has been recommended as a candidate for Director of the Company and has ceased to act as a Supervisor of the Company since November 2011. Mr. Xu graduated from Chongqing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a masters degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Tang Bing is currently a Vice President of the Company and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of China Southern Airlines Company Limited, deputy director of the Business Development Department of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of MTU Maintenance Zhuhai Co., Ltd.. From December 2005 to March 2007, he served as office director of China Southern Airlines Holding Company. From March 2007 to December 2007, he was the president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines (a company listed on the Shanghai Stock Exchange and Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as general manager of the Beijing Branch of the Company and was a Vice President of the Company since February 2010. He served as a director and general manager of Shanghai Airlines since January 2010, and was appointed as the chairman of Shanghai Airlines in January 2012. He has served as a party member of CEA Holding since May 2011. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree (MBA) from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

Mr. Shu Mingjiang is currently a Vice President of the Company. Mr. Shu joined the Shanghai Flight Team of CEA in 1989 as flight instructor, deputy squadron leader and squadron leader. He served as deputy general manager of Shanghai Eastern Flight Training Co., Ltd., a subsidiary of the Company, deputy head of the Safety Monitoring Division, vice manager and subsequently manager of the Safety Monitoring Department of CEA. From April 2004 to May 2005, he was deputy general manager of the Shanghai Flight Division of the Company. From May 2005 to November 2006, he was deputy general manager of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the Chief Pilot and General Manager of the Operating Control Division of the Company. From December 2009 to November 2011, Mr. Shu was general manager of the Beijing Branch of the Company. He has been a Vice President of the Company since December 2011. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation flying, and attached a postgraduate programme in flight safety management jointly held by Civil Aviation University of China, ENAC, France and ENSICA, France from October 2001 to April 2003, obtaining a masters degree in flight safety management.

Mr. Wu Yongliang is currently a Vice President and Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy director of the Finance Department of CEA. Subsequent to the stock reform of the Company, he served as Deputy Director and subsequently Director of the Finance Department of the Company and Director of Planning and Finance Department of the Company. He served as head of the Finance Department of CEA Holding from 2000 to 2001 and deputy chief accountant and head of the Finance Department of CEA Holding from 2001 to March 2009. From April 2009 onwards, he has served as Chief Financial Officer of the Company. He has been a Vice President of the Company since December 2011. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and Certified Accountant.

Mr. Tian Liuwen is currently a Vice President of the Company and general manager of Shanghai Airlines. Mr. Tian worked with Civil Aviation Industrial Airline Company and the Operating Department of China General Aviation Corporation. He served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation, director of the General Manager Office of the Shanxi Branch of the Company, and Chairman of the Labour Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the deputy general manager and subsequently general manager of the Hebei Branch of the Company. During April 2005 to January 2008, he was general manager of the Beijing Branch of the Company. From January 2008 to December 2011, he served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company. Since December 2011, he has been Vice President of the Company. He obtained an EMBA from Nanjing University and is qualified as senior economist.

Mr. Wang Jian is currently the Board Secretary, a joint company secretary of the Company (the “Joint Company Secretary”), a representative of the Company’s securities affairs and the head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995. From June 2002 to February 2004, he was deputy head of the general manager’s office of the Company. From February 2004 to September 2006, he served as deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. From May 2009 to date, he served as a representative of the Company’s securities affairs and head of the Board secretariat of the Company. Since April 2012, he was appointed as the Board Secretary and a Joint Company Secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA from East China University of Science and Technology and an EMBA degree from Tsinghua University.

MR. Ngai Wai Fung is currently a Joint Company Secretary. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently the director and chief executive officer of SW Corporate Services Group Limited. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Since April 2012, Mr. Ngai was appointed as the Joint Company Secretary of the Company. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a masters degree in Corporate Finance from the Hong Kong Polytechnic University, an MBA from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

Mr. Zhang Jianzhong was a Vice President of the Company during the Reporting Period. Mr. Zhang joined the civil aviation industry in 1982 and served as an assistant of the planning department of Shanghai Civil Aviation Administration, a deputy director of the planning department of Shanghai Hongqiao International Airport, a director of the planning department of China Eastern Airlines, and a manager of the sales and marketing department, an assistant to general manager, a director of the Office of Strategic Study and a general manager of the Computer Information Centre of the Company. From April 2003 to June 2004, he was the Chief Economist of the Company. From May 2003 to June 2004, he served concurrently as General Manager of the Sales and Marketing Department of the Company. From June 2004 to November 2011, he was a Vice President of the Company. Mr. Zhang has ceased to act as Vice President of the Company since November 2011 due to his other professional commitments. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and also from Fudan University, majoring in economics and management, and was awarded a masters postgraduate degree.

Mr. Zhao Jinyu was a Vice President of the Company during the Reporting Period. Mr. Zhao joined the civil aviation industry in 1978 and served as deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation, general manager of the Flying Aviation Department of the Shanxi Branch of the Company and vice president of the Shanxi Branch of the Company. He was general manager of the Hebei Branch of the Company from January 2000 to January 2004, general manager of the Anhui Branch of the Company from January 2004 to May 2008, managing vice president of the Yunnan Branch of the Company from May 2008 to July 2008, general manager of the Yunnan Branch of the Company from July 2008 to December 2009 and Vice President of the Company from December 2009 to November 2011. Mr. Zhao has ceased to act as Vice President of the Company since December 2011 due to his other professional commitments. Mr. Zhao graduated from the China Civil Aviation Flight College, specializing in aircraft flying and holds the title of Second Class Pilot.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2011 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB5,624,900. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2011 are as follows:

	2011
Name and Principal Position	Salaries and allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Directors
Liu Shaoyong*	—	—	—
Ma Xulun	669.9	—	669.9
Li Yangmin***	635.8	—	635.8
Luo Zhuping	559.1	—	559.1
Li Jun*&**	—	—	—
Luo Chaogeng*&**	—	—	—
Independent non-executive Directors
Wu Xiaogen	—	—	—
Ji Weidong	120	—	120
Shao Ruiqing	120	—	120
Sandy Ke-Yaw Liu****	97	—	97
Supervisors
Yu Faming*&***	—	—	—
Yan Taisheng	317.2	—	317.2
Feng Jinxiong	366.4	—	366.4
Liu Jiashun	—	—	—
Liu Jiangbo*&**	—	—	—
Xu Zhao**	—	—	—
Senior Management
Tang Bing	591.9	—	591.9
Shu Mingjiang***	—	—	—
Wu Yongliang	559.1	—	559.1
Tian Liuwen***	—	—	—
Zhang Jianzhong**	591.9	—	591.9
Zhao Jinyu**	996.6	—	996.6
Total	5624.9	—	5624.9

*	Certain Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	These directors, supervisors and senior management of the Company retired or resigned during the year ended December 31, 2011.

***	These directors, supervisors and senior management of the Company were newly appointed during the year ended December 31, 2011.

****	Salaries and allowances paid was HK$120,000 and a translation to RMB has been calculated at an exchange rate of RMB0.8107=HK$1.00 on December 31, 2011.

During the year ended December 31, 2011, no Directors or supervisors waived their compensation.

C.	Board Practices

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

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 28, 2010	June 28, 2013
Ma Xulun	Vice Chairman	November 11, 2011	June 28, 2013
	President	June 28, 2010	June 28, 2013
Li Yangmin	Director	June 29, 2011	June 28, 2013
	Vice President	June 28, 2010	June 28, 2013
Luo Zhuping	Director	June 28, 2010	June 28, 2013
Sandy Ke-Yaw Liu	Independent non-executive Director	June 28, 2010	June 28, 2013
Wu Xiaogen	Independent non-executive Director	June 28, 2010	June 28, 2013
Ji Weidong	Independent non-executive Director	June 28, 2010	June 28, 2013
Shao Ruiqing	Independent non-executive Director	June 28, 2010	June 28, 2013
Yu Faming	Chairman of the Supervisory Committee	June 29, 2011	June 28, 2013
Yan Taisheng	Supervisor	June 28, 2010	June 28, 2013
Feng Jinxiong	Supervisor	June 28, 2010	June 28, 2013
Liu Jiashun	Supervisor	June 28, 2010	June 28, 2013
Tang Bing	Vice President	June 28, 2010	June 28, 2013
Shu Mingjiang	Vice President	December 13, 2011	June 28, 2013
Wu Yongliang	Vice President	December 13, 2011	June 28, 2013
	Chief Financial Officer	June 28, 2010	June 28, 2013
Tian Liuwen	Vice President	December 13, 2011	June 28, 2013
Wang Jian	Board Secretary and Joint Company Secretary	April 6, 2012	June 28, 2013
Ngai Wai Fung	Joint Company Secretary	April 6, 2011	June 28, 2013

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

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held seven meetings in 2011.

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

The Nomination and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nomination and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nomination and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nomination and Remuneration Committee, the Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of the Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009. The Nomination and Remuneration Committee held six meetings in 2011.

We follow our home country practice in relation to the composition of our Nomination and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

As of December 31, 2011, the three members of the Planning and Development Committee were Mr. Li Yangmin, Mr. Luo Zhuping and Mr. Shao Ruiqing. Mr. Li Yangmin is the Chairman of the committee. On June 29, 2011, the Board of our Company approved the appointment of Mr. Li Yangmin to serve as a member and the Chairman of the Planning and Development Committee, whereas Mr. Luo Chaogeng ceased to be the member of the Planning and Development Committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held eight meetings in 2011.

Aviation Safety and Environment Committee

As of December 31,2011, the three members of the Aviation Safety and Environment Committee were Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Li Yangmin. Mr. Ma Xulun is the Chairman of the committee. On June 29, 2011, the Board of our Company approved the appointment of Mr. Li Yangmin to serve as a member of the Aviation Safety and Environment Committee, whereas Mr. Luo Chaogeng ceased to be the member of the Aviation Safety and Environment Committee.

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

The table below sets forth the number of our employees as of December 31, 2009, 2010 and 2011, respectively:

	As of December 31,
	2009	2010	2011
Pilots	3,350	4,587	4,601
Flight attendants	6,417	7,200	7,327
Maintenance personnel	9,411	10,446	10,635
Sales and marketing	3,713	4,105	4,183
Management and others (1)	23,047	30,758	33,126
Total	45,938	57,096	59,872

(1)	Others include outsourced non-skilled and semi-skilled personnel employed by third-party employment staffing companies and other entities. These personnel remain employees of their respective employment staffing company or other entity.

E.    Share Ownership

See Item 6.A and Item 6.B above.

Item 7.                Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2011 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares
Domestic A Shares	CEA Holding	4,831,375,000	62.08%	42.84%
H Shares	CEA Holding (1)	1,927,375,000	55.16%	17.09%
H Shares	HKSCC Nominees Limited (2)	3,478,100,299	99.54%	30.84%

(1)	Such H shares were held by CES Global Holdings (Hong Kong) Limited (“CES Global”), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

(2)	As custodian of the Depositary for American Depositary Shares representing H Shares. Amount of shares owned by HKSCC Nominees Limited also includes 1,927,375,000 H shares held by CES Global, of which 1,437,375,000 H shares are subject to a trading moratorium until June 26, 2012.

As of December 31, 2011, CEA Holding directly or indirectly held 59.93% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2011, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2011 and April 18, 2012, there were, respectively, 42 and 41 registered holders of American depositary receipts evidencing 1,615,956 and 1,715,477 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

Eastern Aviation Import and Export Corporation (“ EAIEC”), a 55% owned subsidiary of CEA Holding

Import and Export Agency Services

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing import and export agency agreement with the with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide us with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in our daily airlines operations and civil aviation business. The Import and Export Agency Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. The agreement is subject to renewal.

For the year ended December 31, 2011, we paid handling charges to EAIEC of approximately RMB57.7 million. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 44(b) to our audited consolidated financial statements for more details.

SA Import and Export Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Airlines Tours, International (Group) Co., Ltd., or SA Travel, entered into the SA Import and Export Share Transfer Agreement with EAIEC, pursuant to which Shanghai Airlines agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests, representing 89.7% of the entire issued share capital of SA Import & Export, and SA Travel agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests II, representing 10.3% of the entire issued share capital of SA Import & Export.

Eastern Aviation Advertising Service Co., Ltd. (“ Eastern Aviation Advertising”), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On April 29, 2008, we entered into an agreement to renew our agreement entered into with Eastern Aviation Advertising dated May 12, 2005 regarding the provision of advertising services on substantially the same terms, for an additional term of three years commencing from July 1, 2008. On October 15, 2010, we entered into an agreement relating to the renewal of the existing Advertising Services Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will, from time to time, provide us with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The advertising services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2011, we paid to Eastern Aviation Advertising approximately RMB18.2 million for advertising services.

Media Resources Agreement

On March 24, 2010, our Company and Eastern Aviation Advertising, which is 55% owned by CEA Holding, entered into an exclusive media resources agreement in which we granted Eastern Aviation Advertising the exclusive rights to operate the media resources of the Company. Pursuant to the agreement, Eastern Aviation Advertising will have the exclusive rights to: (i) distribute in-flight reading materials; (ii) operate aircraft cabin-based, in-flight and facilities advertising; and (iii) purchase in-flight entertainment programming from third parties or to self-produce such programming. The term of this agreement is for three years, commencing March 24, 2010, with the relevant terms to increase the fees payable to the Company in accordance with the expansion of the Company’s aircraft fleet.

On October 15, 2010, we entered into an agreement relating to the renewal of the existing Media Resources Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which we agreed to grant Eastern Aviation Advertising and its subsidiaries exclusive rights to operate our media resources. The Media Resources Renewal Agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2011, Eastern Aviation Advertising paid approximately RMB12.9 million for media royalty fee.

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

China Eastern Air Catering Investment Co., Ltd. (“CEA Catering”), a 55% owned subsidiary of CEA Holding with the remaining 45% by our Company

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

On April 29, 2008, we entered into a service agreement with CEA Catering in substantially the same terms to supersede our agreements dated May 12, 2005. The agreement, regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company’s daily airline operations and civil aviation business, was for a term of three years commencing from July 1, 2008.

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing catering services agreement with the CEA Catering on substantially the same terms pursuant to which CEA Catering and the subsidiaries of CEA Catering will from time to time provide our Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of our Group. CEA Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate its operation needs. The catering services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2011, we paid approximately RMB737.8 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

Eastern Air Group Finance Co., Ltd., (“Eastern Finance”), a 53.75% owned subsidiary of CEA Holding

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

As of December 31, 2011, we had short-term deposits amounting to RMB2,205 million placed with Eastern Finance, which paid interest to us at 0.50% per annum. In addition, our Company had short-term loans of RMB176 million from Eastern Finance. During the year ended December 31, 2011, the weighted average interest rate on the loan was 5.02% per annum. As of December 31, 2011, we had long-term loans of RMB135 million with Eastern Finance, which had had a weighted average interest rate of 5.64% per annum.

CEA Development Co. (“CEA Development”), a 95% owned subsidiary of CEA Holding

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

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development Co. pursuant to which CEA Development Co. and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company’s automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. or the year ended December 31, 2011, production and maintenance services fees paid to CEA Development Entity amounted were approximately RMB102.6 million.

Great Wall Airlines, a non-wholly owned subsidiary of CEA Holding

On December 20, 2010, China Cargo Airlines, a subsidiary of our Company, as purchaser, and Great Wall Airlines, as vendor, entered into a purchase agreement for the acquisition of the assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386.9 million (subject to adjustments). The acquisition obtained the approval from CAAC, NDRC and MOFCOM, and was completed on June 1, 2011. The acquisition is to align with the development strategy of our Company and enhances China Cargo Airlines’ capability for sustainable development, while avoiding horizontal competition.

Shanghai Eastern Airlines Investment Co., Ltd. (“Shanghai Eastern Investment”), a wholly-owned subsidiary of CEA Holding

On November 4, 2011, our Company entered into an agreement with Shanghai Eastern Investment, pursuant to which Shanghai Eastern Investment acquired 5% of the entire issued share capital of CEA Real Estate Investment Co., Ltd. (“CEA Real Estate”), an entity held by our Company, for a consideration of RMB100.7 million. The terms and conditions of the transaction were agreed to after arm’s length negotiations between the parties. The transaction was conducted in accordance to the requirements of the relevant laws and regulations of the PRC and the relevant requirements of the China Securities Regulatory Commission. We believe this transaction will not only lower the risks of our external investments but will also allow us to focus more on our core aviation business and related businesses. The transaction has not completed as of December 31, 2011.

Shanghai Dongmei Aviation Tourism Co., Ltd. (“Shanghai Dongmei”), a 72.84% owned subsidiary of CEA Holding

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holding regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before December 31 of each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year.

On April 29, 2008, we entered into certain sales agency service agreements to renew our agreements dated May 12, 2005 regarding the sales of our air tickets by certain subsidiaries of CEA Holding as our sales agents and the provision of complementary services, in substantially the same terms, for an additional term of three years commencing from July 1, 2008.

On October 15, 2010, our Company entered into an agreement relating to the renewal of the existing sales agency services agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei Entities will from time to time provide our Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of our Group. The Sales Agency Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2011, the aggregate amount of commissions we paid to those sales agents for the sales agency services was approximately RMB20.4 million.

Property Leases

Our Company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises located at Kong Gang San Lu, Number 92, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our Company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group’s rights and liabilities under those lease agreements after its establishment.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to this property leasing renewal agreement, we leased from CEA Holding, for our use in daily business operations: (i) 33 land properties owned by CEA Northwest, covering an aggregate site area of approximately 692,539 square meters primarily located in Xi’an, Xianyang and Lanzhou, with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; (ii) seven land properties owned by CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square meters; (iii) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square meters located in Shijiazhuang; building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square meters located in Taiyuan; (iv) seven building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square meters located in Shanghai; (v) 29 guest rooms and two suites at the Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and (vi) other property facilities owned by CEA Holding and/or its subsidiaries that are leased to us from time to time for various operational needs. Under the property leasing agreement, we are required to pay annual rental payments to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The Property Leasing Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

For the year ended December 31, 2011, we paid a rental of RMB55.14 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2011, certain unsecured long-term bank loans of our Group with an aggregate amount of RMB228 million were guaranteed by CEA Holding. See Note 44 to our audited consolidated financial statements.

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

Equity Transfer Agreements with CEA Holding

On October 29, 2010, the Company entered into two equity transfer agreements with CEA Holding in Shanghai. Pursuant to these agreements, the Company acquired 5% of the equity interest in Flight Training Company and 14.14% of the equity interest in Eastern Airlines Hotel held by CEA Holding by way of cash. The acquisition prices were determined on the basis of the appraised net asset value as of June 30, 2010, being the record date in respect of their respective valuations. The resolutions in respect of the said connected transactions were unanimously approved by the independent directors of the Company present at the meeting, who also expressed their independent opinions.

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

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. Following the plaintiffs’ appeals, in February 2009 the Court of Appeal of California affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. On August 18, 2009, the Court accepted the case. Legal documents including summons, prosecution notifications and related materials have been served on our Company. Trial proceedings have not yet begun. The management of our Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of our Company. Save as disclosed above, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB2,814 million, RMB18,082 million, RMB17,913 million, RMB12,956 million and RMB8,380 million, respectively. The Directors expect the balance of accumulated losses will be carried forward to next year. Under the PRC law, we cannot convert funds from the common reserve to increase our share capital during this period.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders’ approval. BNYM, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People’s Bank of China, or PBOC, on the date of the distribution of the cash dividend.

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

As of December 31, 2011, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2011 and April 18, 2012, there were, respectively, 42 and 41 registered holders of American depositary receipts evidencing 1,615,956 and 1,715,477, ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 7,782,213,860 domestic ordinary shares were also outstanding as of December 31, 2011.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2007 to April 20, 2012.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low
2007	10.50	1.68	111.58	24.02
2008	8.11	0.65	102.99	8.47
2009	3.12	0.91	52.75	12.00
2010	5.38	2.53	58.79	23.10
First Quarter 2010	4.10	2.53	52.75	32.68
Second Quarter 2010	4.51	2.96	57.10	38.11
Third Quarter 2010	4.83	3.09	58.79	25.00
Fourth Quarter 2010	5.38	3.55	34.58	23.10
2011	4.46	2.10	27.49	13.25
First Quarter 2011	4.46	2.88	27.49	18.53
Second Quarter 2011	3.79	2.84	24.15	18.21
Third Quarter 2011	4.09	2.46	25.92	15.00
October 2011	3.28	2.10	21.38	13.25
November 2011	3.32	2.81	21.67	18.16
December 2011	3.39	2.58	21.56	16.77
Fourth Quarter 2011	3.39	2.10	21.67	13.25
January 2012	2.95	2.63	19.19	17.09
February 2012	3.15	2.75	19.88	17.97
March 2012	3.03	2.42	19.39	16.00
April 2012 (up to April 18, 2012)	2.59	2.21	16.77	14.57

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval under the document “Ti Gai Sheng” 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

We were incorporated in the PRC for the purpose of providing the public with safe, punctual, comfortable, fast and convenient air transport services and other ancillary services, to enhance the cost-effectiveness of the services and to protect the lawful rights and interests of shareholders.

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

Description of the Shares

As of December 31, 2011, our share capital structure was as follows: 11,276,538,860 ordinary shares of which (a) 5,120,263,860 A shares subject to trading moratorium, which represented 45.4% of our share capital, were held by CEA Holding and Jin Jiang International Holdings Company Limited; (b) 2,661,950,000 A shares, which represented 23.6% of our share capital, were issued to investors in China; and (c) 3,494,325,000 H shares, which represented 31.0% of our share capital, were issued to foreign investors including CES Global, a wholly owned subsidiary of CEA Holding.

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

(x)	minutes of Shareholders’ general meetings and the accountant’s report,

(xi)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; or

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

(iii)	where shareholder(s) holding 10 per cent or more of the Company’s issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; or

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

(5)	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four (4); or

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

Article 89. Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 88, but interested shareholder(s) shall not be entitled to vote at class meetings.

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

Article 24: “The Company’s registered capital is Renminbi 11,276,538,860.”

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

In addition, we entered into the following agreements to purchase aircraft or to issue new shares, which are filed with this Annual Report as exhibits:

•	an aircraft purchase agreement, dated as of December 30, 2010, between our Company and Airbus SAS regarding the purchase of 50 A320 aircraft.

•	Boeing 787 Aircraft Delivery Delay Settlement Agreement, dated as of September 15,2011, between our Company and the Boeing Company.

•	A330 Family Aircraft Purchase Agreement, dated as of October 17, 2011, between our Company and Airbus SAS.

•	Buyback Agreement relating to Five Airbus A340-300 Aircraft, dated as of October 17, 2011, between our Company and Airbus SAS.

D.	Exchange Controls

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

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2013 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2012 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2012 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder’s holding period, we would generally be treated as a PFIC for each subsequent year absent a “purging” election by the U.S. Holder.

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

A U.S. Holder’s adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2011, the notional amount of the outstanding interest rate swap agreements was approximately US$695 million. The fair value of the outstanding interest rate swap agreements was approximately US$42 million. These interest rate swap agreements will expire between 2013 and 2021. If the interest rate had been 25 basic points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB110.4 million in 2010 and RMB119.0 million in 2011.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2011, the notional amount and fair value of the outstanding currency forward contracts was approximately US$46 million and US$10 million, respectively, which will expire between 2012 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit and loss account. In 2010 and 2011, we had foreign exchange gains of RMB1,075 million and RMB1,872 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2011 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase
U.S. dollar depreciates by 1%	406,797
Japanese yen depreciates by 1%	(1,675)
Euro depreciates by 1%	(1,504)

Fuel Hedging Risk

In order to control fuel costs, we entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2010 and 2011, we hedged 28.2% and 17.0%, respectively, of our annual fuel consumption, respectively.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2011, the fair value gain as of December 31, 2011 would have increased or decreased by approximately RMB1,461 million. In 2011, we did not enter into any new crude oil option contracts, and those signed in past years were settled before December 31, 2011.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the New York Stock Exchange under the symbol “CEA.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. ADS holders are required to pay the following service fees to BNYM:

	Service	Fees (in U.S. dollars)
•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per ADSs (or portion of 100 ADSs)

•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Cancellation fees

•	Any cash distribution to ADS registered holders	N/A

•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

•	Depositary services	N/A

•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

•	Converting foreign currency to U.S. dollars	Foreign exchange fees

•	As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

•	As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

For the past annual period, from January 1, 2011 to December 31, 2011, the Company received from the depositary an aggregate of US$112,928.3 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$ 133,166.0.

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2011 the end of the fiscal year covered by this Annual Report. Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2011, we have implemented certain measures to enhance our internal controls over financial reporting, which include the following initiatives:

•	To develop the knowledge and expertise of our management team and personnel from various departments, we organized professional trainings on topics including financial derivative products, VAT implementation and corporate risk management.,

•	To enhance our overall management of financial matters, we updated our “Delegated Finance Manager Policy”, “Overseas Offices Finance and Accounting Management Standards” and “Treasury Management Policy”.

•	We organized training for our staff from overseas branches, requiring them to adhere to our internal policies on bank account opening, separation of bank accounts for corporate income and expenditures, budget control, account receivables management and incident reporting policies.

•	Our newly-established inspection teams monitored the enforcement of internal policies and procedures, completed the annual inspection of treasury controls for overseas branches and account receivables of various business units.

•	We performed risk analysis to improve certain areas of existing accounting and financial reporting policies, implemented tailored internal controls and accounting policies for new and non-routine businesses, inspected key accounting controls and journal entries and enhanced controls over financial closing procedures.

Item 16A.	Audit Committee Financial Expert

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

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this Annual Report. Our code of ethics can also be found on our corporate website, http://www2.ce-air.com/cea2/en_US/cea2_enUS_news_ detail/0,15275,200,00.html?newsId=200. A copy of our code of ethics will be provided to any person free of charge upon written request to Wang Jian, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Lu, Number 92, Shanghai 200335, the People’s Republic of China.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, PricewaterhouseCoopers, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2010 and 2011:

	Audit Fees	Audit- Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2010	16,680,000	1,500,000	109,000	1,000,000
2011	16,400,000	1,100,000	108,000	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2010 and 2011.

Audit-Related Fees

Audit-related fees for the fiscal year ended December 31, 2011 primarily consist of fees for and services provided in connection with the Company’s bond offerings. Audit-related fees for the fiscal year ended December 31, 2010 primarily consist of fees for and services provided in connection with the proposed restructuring of the Company’s cargo airline business during the reporting period.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company and its affiliates have not purchased any issued shares of the Company during 2011 and up to the date of this Annual Report.

Item 16F.	Changes in Registrant’s Certifying Accountant

There has not been a change in the Company’s certifying accountant during 2010 and 2011.

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	We currently have four independent Directors out of a total of eight Directors. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The Company has established a nomination committee. As of December 31, 2011, the Nomination Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The Company has established a remuneration and appraisal committee. As of December 31, 2011, the Remuneration and Appraisal Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nomination and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2011 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://www.ceair.com/mu/main/gydh/tzzgx/dqbg/yxglhzqjysfb/2011hkjb/201204/P020120419425234681691.pdf

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-90.

Item 19.	Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association as amended on February 2, 2010 (English translation). (7)

2.1	Specimen Certificate for the H Shares. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts. (2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation). (1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (9)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation). (3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (9)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (9)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (9)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5) (8)

4.16	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new H shares to CES Global Holdings (Hong Kong) Limited by our Company. (6)

4.17	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new A shares to China Eastern Air Holding Company by our Company. (6)

4.18	Aircraft Purchase Agreement, dated as of June 15, 2009, between our Company and Airbus SAS. (7) (9)

4.19	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global. (7)

4.20	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding. (7)

4.21	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009. (7)

4.22	Aircraft Purchase Agreement, dated as of December 23, 2009, between our Company and Airbus SAS. (7) (9)

4.23	A320 Family Aircraft Purchase Agreement, dated as of December 30, 2010, between our Company and Airbus SAS. (8) (9)

4.24	Boeing 787 Aircraft Delivery Delay Settlement Agreement, dated as of September 15,2011, between our Company and the Boeing Company. (9)

4.25	A330 Family Aircraft Purchase Agreement, dated as of October 17, 2011, between our Company and Airbus SAS. (9)

4.26	Buyback Agreement relating to Five Airbus A340-300 Aircraft, dated as of October 17, 2011, between our Company and Airbus SAS. (9)

8.1	List of Subsidiaries (as of April 20, 2012).

11.1	Code of Ethics (English translation). (5)

12.1	Certification of President pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of President pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(6)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 11, 2009.

(7)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 24, 2010.

(8)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 29, 2011.

(9)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong

Name: Liu Shaoyong

Title: Chairman of the Board of Directors

Date: April 24, 2012

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2011, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows (“consolidated financial statements”) present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Hong Kong, April 24, 2012

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands except for per share data)

		Year ended December 31,
		2011	2010	2009
	Note	RMB’000	RMB’000	RMB’000

Revenues	5	82,403,130	73,803,659	38,989,659
Other operating income	6	1,061,451	658,620	1,288,017
Operating expenses
Aircraft fuel		(29,229,011)	(21,605,611)	(12,254,980)
Gain on fair value movements of financial derivatives	8	86,851	833,384	3,774,688
Take-off and landing charges		(8,350,181)	(7,454,637)	(5,460,351)
Depreciation and amortization		(6,965,570)	(6,757,837)	(5,202,835)
Wages, salaries and benefits	9	(8,664,854)	(8,940,786)	(5,148,877)
Aircraft maintenance		(4,405,900)	(4,614,093)	(3,018,724)
Impairment losses	10	(638,316)	(405,391)	(109,417)
Food and beverages		(2,022,367)	(1,596,454)	(1,201,023)
Aircraft operating lease rentals		(4,128,420)	(3,975,557)	(2,517,567)
Other operating lease rentals		(491,901)	(601,742)	(407,386)
Selling and marketing expenses		(3,739,682)	(3,323,830)	(1,977,760)
Civil aviation infrastructure levies		(1,321,373)	(1,295,612)	(890,348)
Ground services and other charges		(567,552)	(439,664)	(289,993)
Office, administrative and other expenses		(8,853,751)	(8,587,503)	(3,751,763)
Total operating expenses		(79,292,027)	(68,765,333)	(38,456,336)
Operating profit	11	4,172,554	5,696,946	1,821,340
Share of results of associates	22	75,435	39,228	(46,602)
Share of results of jointly controlled entities	23	31,437	28,154	23,803
Finance income	12	2,024,002	1,155,384	205,304
Finance costs	13	(1,462,727)	(1,501,900)	(1,754,640)
Profit before income tax		4,840,701	5,417,812	249,205
Income tax	14	(264,229)	(133,491)	(52,547)
Profit for the year		4,576,472	5,284,321	196,658

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands except for per share data)

		Year ended December 31,
		2011	2010	2009
	Note	RMB’000	RMB’000	RMB’000

Other comprehensive (loss)/income for the year
Cash flow hedges, net of tax	37	(132,446)	(17,016)	57,914
Fair value movements of available-for-sale investments		486	(534)	-
Fair value movements of available-for-sale investments held by associates	22	(2,701)	1,543	(585)
Total comprehensive income for the year		4,441,811	5,268,314	253,987
Profit attributable to:
Equity shareholders of the Company		4,575,732	4,957,989	168,766
Non-controlling interests		740	326,332	27,892
		4,576,472	5,284,321	196,658
Total comprehensive income attributable to
Equity shareholders of the Company		4,441,071	4,941,982	226,095
Non-controlling interests		740	326,332	27,892
		4,441,811	5,268,314	253,987
Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	17	0.41	0.44	0.03

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Amounts in thousands)

		December 31,
		2011	2010
	Note	RMB’000	RMB’000

Non-current assets

Intangible assets	18	11,353,590	11,333,376
Property, plant and equipment	19	73,757,795	68,822,273
Lease prepayments	20	1,471,272	1,406,156
Advanced payments on acquisition of aircraft	21	10,968,344	6,356,602
Investments in associates	22	837,589	807,669
Investments in jointly controlled entities	23	423,256	406,170
Available-for-sale financial assets		240,380	242,005
Other long-term assets	24	1,929,834	1,752,115
Deferred tax assets	34	44,418	75,188
Derivative assets	37	4,365	52,081
		101,030,843	91,253,635
Current assets

Flight equipment spare parts		1,555,544	1,286,898
Trade receivables	25	2,197,493	2,127,446
Prepayments, deposits and other receivables	26	5,611,715	5,157,004
Cash and cash equivalents	27	3,860,973	3,078,228
Derivative assets	37	-	18,970
Assets held for sale	41	482,313	411,535
		13,708,038	12,080,081
Current liabilities

Sales in advance of carriage		3,197,649	2,577,855
Trade payables and notes payable	28	2,692,624	4,275,443
Other payables and accrued expenses	29	16,267,287	14,536,168
Current portion of obligations under finance leases	30	2,459,259	2,137,831
Current portion of borrowings	31	18,171,130	15,210,660
Income tax payable		172,319	64,787
Current portion of provision for return condition checks for aircraft under operating leases	32	375,409	339,091
Derivative liabilities	37	51,063	121,982
		43,386,740	39,263,817
Net current liabilities		(29,678,702)	(27,183,736)
Total assets less current liabilities		71,352,141	64,069,899

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2011 AND 2010

(Amounts in thousands)

		December 31,
		2011	2010
	Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	30	17,801,563	17,070,502
Borrowings	31	23,603,463	23,354,997
Provision for return condition checks for aircraft under operating leases	32	2,923,717	2,475,412
Other long-term liabilities	33	2,047,099	1,804,862
Deferred tax liabilities	34	29,326	51,814
Post-retirement benefit obligations	35(b)	2,859,945	2,556,001
Derivative liabilities	37	281,921	194,425
		49,547,034	47,508,013
Net assets		21,805,107	16,561,886

Equity
Capital and reserves attributable to the equity shareholders of the Company
Share capital	39	11,276,539	11,276,539
Reserves	40	8,849,353	3,994,748
		20,125,892	15,271,287
Non-controlling interests		1,679,215	1,290,599
Total equity		21,805,107	16,561,886

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands)

		Year ended December 31,
		2011	2010	2009
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	42(a)	13,781,419	10,739,839	3,507,690
Income tax paid		(158,394)	(98,591)	(78,274)
Net cash inflow from operating activities		13,623,025	10,641,248	3,429,416

Cash flows from investing activities

Additions of property, plant and equipment		(5,368,362)	(6,522,951)	(5,685,345)
Payments of short-term deposits with original maturity over three months	26	(1,963,289)	(434,314)	-
Advanced payments on acquisition of aircraft	21	(8,180,128)	(3,461,737)	(1,927,252)
Disposal of subsidiaries		-	(9,730)	-
Repayment of other payables (installment payments for acquisition of an airline business)		-	-	(30,000)
Investment in available-for-sale financial assets		(1,472)	(2,737)	-
Acquisition of non-controlling interests in subsidiaries		(45,739)	-	-
Acquisition of cargo business of Great Wall Airlines Co., Ltd. (“Great Wall Airlines”), net of cash acquired		(60,736)	-	-
Net cash acquired through acquisition of Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)		-	1,167,565	-
Proceeds from disposal of assets held for sale		411,535	430,110	-
Proceeds from disposal of property, plant and equipment		33,881	101,894	32,888
Interest received		146,529	64,359	109,925
Dividends received		82,294	30,443	53,725
Proceeds from disposal of interests in an associate		-	4,405	210,000
Proceeds from disposal of interests in available-for -sale financial assets and a subsidiary		6,426	-	-
Net cash outflow from investing activities		(14,939,061)	(8,632,693)	(7,236,059)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts in thousands)

		Year ended December 31,
		2011	2010	2009
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		19,647,120	20,803,369	28,536,703
Proceeds from issuance of bond		2,490,417	-	-
Proceeds from sales and leaseback of aircraft		-	-	590,253
Repayments of short-term bank loans		(18,514,150)	(21,942,900)	(39,535,319)
Proceeds from draw down of long-term bank loans		5,693,281	11,556,258	10,823,185
Repayments of long-term bank loans		(5,245,147)	(6,526,565)	(9,522,385)
Principal repayments of finance lease obligations		(2,191,369)	(2,201,176)	(2,005,264)
Receipts/(payments) of restricted bank deposits		1,108,726	(1,174,066)	1,347,525
Interest paid		(1,701,253)	(1,644,924)	(2,161,085)
Capital contribution from non-controlling interests of subsidiaries		1,004,500	519,300
Proceeds from issuance of new shares		-	-	14,056,167
Dividends paid to non-controlling interests of subsidiaries		(156,526)	(41,738)	(44,156)
Net cash inflow/ (outflow) from financing activities		2,135,599	(652,442)	2,085,624
Net increase/(decrease) in cash and cash equivalents		819,563	1,356,113	(1,721,019)
Cash and cash equivalents at January 1		3,078,228	1,735,248	3,451,010
Exchange adjustments		(36,818)	(13,133)	5,257
Cash and cash equivalents at December 31	27	3,860,973	3,078,228	1,735,248

Notes to consolidated cash flow statements is set out in Note 42 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
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

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2010	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181

Total comprehensive income for the year	-	(16,007)	4,957,989	4,941,982	326,332	5,268,314
- Profit for the year	-	-	4,957,989	4,957,989	326,332	5,284,321
- Other comprehensive loss	-	(16,007)	-	(16,007)	-	(16,007)
Issuance of new shares for the acquisition of Shanghai Airlines (Note 39)	1,694,839	7,399,913	-	9,094,752	-	9,094,752
Non-controlling interests addition through the acquisition of Shanghai Airlines	-	-	-	-	53,920	53,920
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(41,738)	(41,738)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	519,300	519,300
Disposal of subsidiaries	-	-	-	-	(8,843)	(8,843)
Balance at December 31, 2010	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2011	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886

Total comprehensive income for the year	-	(134,661)	4,575,732	4,441,071	740	4,441,811
- Profit for the year	-	-	4,575,732	4,575,732	740	4,576,472
- Other comprehensive loss	-	(134,661)	-	(134,661)	-	(134,661)
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary (Note 40(c))	-	426,439	-	426,439	(427,264)	(825)
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(156,526)	(156,526)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	1,004,500	1,004,500
Acquisition of non-controlling interests in subsidiaries	-	(12,905)	-	(12,905)	(32,834)	(45,739)
Balance at December 31, 2011	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company’s Board of Directors (the “Board”) on March 23, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at December 31, 2011, the Group’s accumulated losses were approximately RMB8.38 billion and its current liabilities exceeded its current assets by approximately RMB29.68 billion. For the year ended December 31, 2011, the Group received a net cash inflow from operating activities of RMB13.6 billion, a net cash outflow from investing activities and financing activities of RMB12.8 billion and an increase in cash and cash equivalants of RMB0.8 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

As at December 31, 2011, the Group had total unutilized credit facilities of approximately RMB35.5 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Group fail to continue as a going concern.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(i)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning January 1, 2011:

•	The improvement related to IFRS 7 “Financial instruments: Disclosures” in the Third Improvement Project emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. This improvement is applicable to the financial year beginning on or after January 1, 2011 and has no material impact on the Group.

•	The improvement related to IAS 1 “Presentation of financial statements” in the Third Improvement Project clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. This improvement is applicable to the financial year beginning on or after January 1, 2011 and has no material impact on the Group.

•	The improvement related to IAS 27 “Consolidated and separate financial statements” in the Third Improvement Project clarifies that the consequential amendments from IAS 27 made to IAS 21 “The effect of changes in foreign exchange rates”, IAS 28 “Investments in associates” and IAS 31 “Interests in joint ventures” apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS 27 is applied earlier. This improvement is applicable to the financial year beginning on or after July 1, 2010 and has no material impact on the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(ii)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2011 but not currently relevant to the Group

IAS 32 (Amendment)	Financial Instruments: Disclosure and Presentation - Classification of Rights Issue

IFRS 1 (Amendment)	First-time Adoption of IFRSs - Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters

IFRIC -Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement

IFRIC -Int 19	Extinguishing Financial Liabilities with Equity Instruments

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(iii)	New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning January 1, 2011 and which are relevant for the Group’s operations

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods, but the Group has not early adopted them:

▪	IAS 19 (Amendment) (effective from January 1, 2013). This amendment eliminate the corridor approach and calculate finance costs on a net funding basis. The Group will apply the standard retrospectively from January 1, 2013. The management is in the process of evaluating the impact of IAS 19 (Amendment) on the Group.

▪	Amendment to IFRS 7 “Financial instruments: Disclosures’ on derecognition” (effective from July 1, 2011). This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. Earlier application subject to EU endorsement is permitted. This amendment is not expected to have material impact on the Group’s financial statements.

▪	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortized cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The Group will apply the standard from January 1, 2013 and it is not expected to have material impact on the Group’s financial statements.

▪	IFRS 10 “Consolidated financial statements” (effective from January 1, 2013). The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. Sets out the accounting requirements for the preparation of consolidated financial statements. The Group will apply the standard from January 1, 2013 and it is not expected to have material impact on the Group’s financial statements.

▪	IFRS 13 “Fair value measurement” (effective from January 1, 2013). IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles (“US GAAP”), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group will apply the standard from January 1, 2013 and it is not expected to have material impact on the Group’s financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed (Note (k)(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation (continued)

(ii)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation (continued)

(iv)	Associates

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

(v)	Jointly controlled entities

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Chinese Renminbi (“RMB”), which is the functional and presentation currency of the Group.

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or costs’.

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

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

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

(ii)	Ground service income

Revenues from the provision of ground services are recognized when the services are rendered.

(iii)	Tour operation revenues

Revenues from tour and travel services and other travel related services are recognized when the services are rendered.

(iv)	Cargo handling income

Revenues from the provision of cargo handling income are recognized when the service are rendered.

(v)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized in the income statement upon ticket sales.

(vi)	Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognized when the services are rendered.

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

Interest income is recognized on a time-proportion basis using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognized using the original effective interest rate.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units according to the identified operating segements that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Computer software costs

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

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and ready for use.

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

(n)	Assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and are classified as current assets.

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

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the minimum lease terms.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Leases (continued)

(i)	A Group company is the lessee (continued)

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortized over the period for which the asset is expected to be used.

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

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)	the effective portion of any change in fair value of the derivative financial instrument is recognized directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective portion of any change in fair value is recognized in the income statement immediately.

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

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

(i)	Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (resulting from purchases and leases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 37 (b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the balance sheet date to major currency risk.

	2011			2010
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,324,445	130,948	164,780	1,778,205	84,424	134,822
Cash and cash equivalents	520,976	19,753	5,425	263,051	30,592	12,705
Deposits relating to aircraft under operating leases	594,354	-	-	610,866	-	-
Trade and other payables	(448,593)	(278)	(2,754)	(615,553)	(678)	(22,891)
Obligation under finance leases	(17,891,918)	-	-	(16,740,266)	-	-
Borrowings	(24,994,674)	-	-	(22,072,121)	-	-
Currency derivatives at notional value	289,841	-	-	317,890	-	-
Net balance sheet exposure	(40,605,569)	150,423	167,451	(36,457,928)	114,338	124,636

The following table indicates the approximate change in the Group’s profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

	2011		2010
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	406,797	(222)	359,256	8,346

Euro	(1,504)	-	(1,143)	-

Japanese Yen	(1,675)	-	(1,246)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk

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

The following table details the interest rate profiles of the Group’s interest-bearing financial instruments at the balance sheet date.

	2011	2010
	RMB’000	RMB’000
Floating rate instruments
Cash and cash equivalents	3,852,681	3,067,661
Deposits with banks with original maturity over three months but less than a year	2,616,057	462,768
Restricted bank deposits	278,230	1,486,362
Borrowings	(35,256,801)	(32,088,011)
Obligations under finance leases	(20,260,822)	(19,208,333)
	(48,770,655)	(46,279,553)
Interest rate swaps at notional amount	4,075,758	4,048,530
	(44,694,897)	(42,231,023)

	2011	2010
	RMB’000	RMB’000
Fixed rate instruments
Borrowings	(6,517,792)	(6,477,646)
Interest rate swaps at notional amount	303,368	375,434
	(6,214,424)	(6,102,212)

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant.

	2011		2010
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Floating rate instruments	(118,952)	(10,189)	(110,424)	(10,121)

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 37% of the Group’s operating expenses (2010: 31%; 2009:32%).

In 2011, the Group did not enter into any new crude oil option contracts, and all the contracts signed in past years were settled before December 31, 2011.

For the year ended December 31, 2011, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group’s fuel cost would have been RMB1,461 million higher/lower.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB756 million as at December 31, 2011 (2010: approximately RMB804 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 44(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high credit rating. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(v)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at December 31, 2011, the Group’s net current liabilities amounted to RMB29,679 million (2010: RMB27,184 million). For the year ended December 31, 2011, the Group recorded a net cash inflow from operating activities of RMB13,623 million (2010: inflow RMB10,641 million), a net cash outflow from investing activities and financing activities of RMB12,803 million (2010: outflow RMB9,285 million), and an increase in cash and cash equivalents of RMB820 million (2010: increase RMB1,356 million).

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2011
Borrowings	19,129,171	8,959,738	10,053,089	6,255,055
Derivative financial instruments	1,099	1,987	110,487	219,411
Obligations under finance leases	2,790,844	2,846,797	7,836,047	8,448,826
Trade and other payables	18,650,034	71,410	148,515	67,210
Total	40,571,148	11,879,932	18,148,138	14,990,502

At December 31, 2010
Borrowings	16,113,516	8,591,821	9,140,195	6,729,831
Derivative financial instruments	61,857	4,920	131,903	117,727
Obligations under finance leases	2,476,451	2,539,816	7,498,600	8,359,802
Trade and other payables	18,151,076	8,830	336,761	314,944
Total	36,802,900	11,145,387	17,107,459	15,522,304

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at December 31, 2011 and 2010 were as follows:

	2011	2010
	RMB’000	RMB’000
Total liabilities	92,933,774	86,771,830
Total assets	114,738,881	103,333,716
Debt ratio	0.81	0.84

(c)	Fair value estimation of financial assets and liabilities

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2011 and December 31, 2010.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2011
Assets
Derivative financial instruments
— Interest rate swaps (Note 37(a))	-	4,279	-	4,279
— Forward foreign exchange contracts (Note 37(b))	-	86	-	86
Available-for-sale financial assets	2,344	-	238,036	240,380
Total	2,344	4,365	238,036	244,745

Liabilities
Derivative financial instruments
— Interest rate swaps (Note 37(a))	-	267,909	-	267,909
— Forward foreign exchange contracts (Note 37(b))	-	65,075	-	65,075
Total	-	332,984		332,984

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2010
Assets
Derivative financial instruments — Crude oil option contracts (Note 37(c))	-	18,970	-	18,970
— Interest rate swaps (Note 37(a))	-	52,081	-	52,081
Available-for-sale financial assets	5,469	-	236,536	242,005
Total	5,469	71,051	236,536	313,056

Liabilities
Derivative financial instruments
— Crude oil option contracts (Note 37(c))	-	48,612	-	48,612
— Interest rate swaps (Note 37(a))	-	191,247	-	191,247
— Forward foreign exchange contracts (Note 37(b))	-	76,548	-	76,548
Total	-	316,407	-	316,407

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

(b)	Fair value of assets held for sale

Assets held for sale are stated the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy stated in Note 2(n). The fair value of assets has been determined by reference to the estimated market value and/or available price quotes provided by the potential buyers.

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

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

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

(f)	Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe and engine models, actual costs incurred and aircraft and engines status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

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

The Company issued its A shares to effect the acquisition of Shanghai Airlines during the year ended December 31, 2010. The fair value of the shares at the acquisition date is determined based on the quoted market price of the Company’s share issued as of the date closest to the acquisition date with adjustments to reflect restrictions specific to certain shares issued. Significant assumptions were used when made adjustments for the value of those restricted shares.

(j)	Purchase price allocation for business combination

Accounting for business acquisitions require the Group to allocate the cost of the acquisition to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In connection with the acquisition of Shanghai Airlines, the Company undertakes a process to identify all assets and liabilities acquired, including any identified intangible assets where appropriate. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as assets useful lives, may materially impact the Group’s financial position and results of operation. In determining the fair values of the identifiable assets acquired and liabilities assumed, a valuation was conducted by an independent valuer and estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

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

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Traffic revenues
– Passenger	60,382,594	54,624,099	31,435,980
– Cargo and mail	5,482,134	5,810,339	3,017,349
– Fuel surcharges	10,648,908	6,956,471	2,471,501
Ground service income	2,104,604	1,957,610	974,732
Tour operations income	2,115,520	1,932,510	-
Cargo handling income	278,724	673,329	296,827
Commission income	95,426	100,016	24,564
Others	1,295,220	1,749,285	768,706
	82,403,130	73,803,659	38,989,659

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance(“MoF”) and the State Administration of Taxation(“SAT”), the Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010. The business tax incurred and offset against the above Group’s revenues for the year ended December 31, 2011 amounted to approximately RMB1,803 million (2010: approximately RMB1,463 million).

Pursuant to the notice of regarding the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax to Value Add Tax (“VAT”) (Cai Shui Fa[2011] No. 111) issued by MoF and SAT, all of the Group’s traffic revenue and the other revenues (including ground service income, cargo handling income, commission income and others) generated in Shanghai will be subjected to VAT levied at rates of 11% or 6% from January 1, 2012; while the other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Other operating income
- Refund of civil aviation infrastructure levies (Note (a))	-	-	831,749
- Other government subsidies (Note (b))	1,061,451	658,620	456,268
	1,061,451	658,620	1,288,017

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

(b) Other government subsidies represent (i) subsidies granted by governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

The segment results for the years ended December 31, 2011 is as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	81,597,560	2,376,945	-	-	83,974,505
Inter-segment sales	-	201,989	(201,989)	-	-
Reportable segment revenue	81,597,560	2,578,934	(201,989)	-	83,974,505

Reportable segment profit before income tax	4,997,606	41,986	-	128,122	5,167,714

Other segment information
Depreciation and amortization	7,282,227	88,500	-	-	7,370,727
Impairment losses	799,105	259	-	-	799,364
Capital expenditure	18,159,708	91,985	-	-	18,251,693

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

  The segment results for the year ended December 31, 2010 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	72,029,550	2,928,558	-	-	74,958,108
Inter-segment sales	427,141	295,335	(722,476)	-	-
Reportable segment revenue	72,456,691	3,223,893	(722,476)	-	74,958,108

Reportable segment profit before income tax	5,633,323	88,407	-	119,363	5,841,093

Other segment information
Depreciation and amortization	6,916,308	69,397	-	-	6,985,705
Impairment losses	425,772	1,289	-	-	427,061
Capital expenditure	22,752,632	336,978	-	-	23,089,610

The segment results for the year ended December 31, 2009 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	39,727,636	103,695	-	-	39,831,331
Inter-segment sales	-	126,124	(126,124)	-	-
Reportable segment revenue	39,727,636	229,819	(126,124)	-	39,831,331

Reportable segment profit/(loss) before income tax	644,307	18,563	-	(22,749)	640,121

Other segment information
Depreciation and amortization	5,278,242	54,494	-	-	5,332,736
Impairment losses	118,022	202	-	-	118,224
Capital expenditure	8,112,355	70,386	-	-	8,182,741

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

  The segment assets and liabilities as at December 31, 2011, 2010 and 2009 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2011
Reportable segment assets	106,818,323	4,658,780	(763,176)	1,501,225	112,215,152
Reportable segment liabilities	87,272,414	3,560,501	(763,176)	-	90,069,739
At December 31, 2010
Reportable segment assets	97,500,563	2,045,617	(191,907)	1,455,844	100,810,117
Reportable segment liabilities	83,387,701	1,038,146	(191,907)	-	84,233,940
At December 31, 2009
Reportable segment assets	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	68,068,474	474,739	(137,660)	-	68,405,553

*Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analyzed based on the following criteria:

(1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	57,675,579	51,060,489	27,482,611
Regional (Hong Kong, Macau and Taiwan)	3,771,339	3,900,952	1,986,964
International	22,527,587	19,996,667	10,361,756
Total	83,974,505	74,958,108	39,831,331

The major revenue-earning assets of the Group are its aircrafts, all of which are registered in the PRC. Since the Group’s aircrafts are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2011	2010	2009
		RMB’000	RMB’000	RMB’000
Revenue
Reportable segment revenue		83,974,505	74,958,108	39,831,331
–Reclassification of business tax and expired sales in advance of carriage	(i)	(1,571,375)	(1,154,449)	(841,672)
Consolidated revenue		82,403,130	73,803,659	38,989,659

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

		2011	2010	2009
		RMB’000	RMB’000	RMB’000
Profit before income tax
Reportable segment profit		5,167,714	5,841,093	640,121
–Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(ii)	(9,288)	(83,765)	(64,988)
–Provision for post-retirement benefits	(iii)	(326,145)	(347,936)	(334,348)
–Reversal of revaluation surplus relating to land use rights	(iv)	8,420	8,420	8,420
Consolidated profit before income tax		4,840,701	5,417,812	249,205

		2011	2010	2009
		RMB’000	RMB’000	RMB’000
Assets
Reportable segment assets		112,215,152	100,810,117	72,018,681
–Difference in depreciation and impairment charges for aircraft, engines and flight equipment		74,859	84,147	167,912
–Reversal of revaluation surplus relating to land use rights	(iv)	(343,786)	(352,206)	(360,626)
–Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(v)	2,760,665	2,760,665	-
–Others		31,991	30,993	25,425
Consolidated total assets		114,738,881	103,333,716	71,851,392

		2011	2010	2009
		RMB’000	RMB’000	RMB’000
Liabilities
Reportable segment liabilities		90,069,739	84,233,940	68,405,553
–Provision for post-retirement benefits	(iii)	2,943,428	2,617,283	1,849,933
–Others		(79,393)	(79,393)	(80,275)
Consolidated total liabilities		92,933,774	86,771,830	70,175,211

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

        Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii)	In accordance with the PRC Accounting Standards, certain employees’ post-retirement benefits are recognized upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognized over the employees’ service period using projected unit credit method.

(iv)	Under the PRC Accounting Standards, land use rights injected by the parent company as capital contribution are stated at valuation less accumulated amortization. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v)	The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognized arising from the acquisition.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Gain arising from fair value movements of derivatives financial instruments
- Crude oil option contracts (Note 37 (c))	67,310	800,195	3,743,746
- Other derivatives (Note 37 (a) & (b))	19,541	33,189	30,942
	86,851	833,384	3,774,688

9.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	5,992,672	6,567,729	3,502,069
Employee welfare and benefits	335,464	361,149	255,214
Defined contribution retirement schemes (Note 35(a))	1,142,167	996,326	521,596
Post-retirement benefits (Note 35(b))	478,502	479,514	440,878
Staff housing fund (Note 36 (a))	544,674	422,167	323,348
Staff housing allowance (Note 36 (b))	171,375	113,901	105,772
	8,664,854	8,940,786	5,148,877

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	IMPAIRMENT LOSSES

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Impairment charge on assets held for sale (Note (a))	612,216	256,694	35,443
Impairment charge on flight equipment spare parts	26,100	148,697	53,579
Impairment charge on property, plant and equipment	-	-	16,396
Other impairment charge	-	-	3,999
	638,316	405,391	109,417

Note:

(a)	In December 2011, the Group management entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircraft. The aircraft and engines has been classified as assets held for sale at December 31, 2011, and an impairment loss of approximately RMB612 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 41).

In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group’s fleet portfolio streamlining exercise. The aircraft and engines has been classified as assets held for sale at December 31, 2010, and an impairment loss charge of approximately RMB239 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OPERATING PROFIT

Operating profit is stated after charging the following items:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Amortization of intangible assets	26,167	49,681	109,799
Depreciation of property, plant and equipment
- Owned	4,523,903	4,353,668	2,878,040
- Leased	2,361,919	2,323,302	2,189,310
Amortization of lease prepayments	41,777	31,186	25,686
Consumption of flight equipment spare parts	739,663	601,407	351,151
Provision for impairment of trade and other receivables	161,048	1,545	8,807
Auditors’ remuneration	16,100	16,680	12,000

12.	FINANCE INCOME

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	1,872,369	1,074,796	95,379
Interest income	151,633	80,588	109,925
	2,024,002	1,155,384	205,304

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCE COSTS

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Interest relating to obligations under finance leases	268,487	279,095	486,845
Interest on bank borrowings	1,379,452	1,234,837	1,407,053
Interest on bond	40,833	-	-
Interest relating to notes payable	34,289	143,482	83,964
	1,723,061	1,657,414	1,977,862
Less: Amounts capitalized into advanced payments on acquisition of aircraft (Note)	(253,027)	(150,668)	(223,222)
Amounts capitalized into construction in progress (Note)	(7,307)	(4,846)	-
	1,462,727	1,501,900	1,754,640

Note:

The average interest rate used for interest capitalization is 3.84% per annum for the year ended December 31, 2011 (2010: 3.75%; 2009: 4.50%).

14.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	255,947	125,309	60,398
Deferred taxation (Note 34)	8,282	8,182	(7,851)
	264,229	133,491	52,547

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended December 31, 2011, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 24% (2010: 22%; 2009: 20%). Other subsidiaries of the Company, except for those incorporated in Hong Kong which are subject to Hong Kong corporate income tax rate of 16.5% (2010: 16.5%; 2009: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2010: 25%; 2009: 25%) under the New CIT Law.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Profit before income tax	4,840,701	5,417,812	249,205
Adjusted by:
Share of result of associates and jointly controlled entities	(106,872)	(67,382)	22,749
	4,733,829	5,350,430	271,954
Tax calculated at enacted tax rate of 24% (2010: 22%; 2009: 20%)	1,136,119	1,177,095	54,391
Effect attributable to subsidiaries charged at tax rates of 25% or 16.5% (2010: 25% or 16.5%; 2009: 25% or 16.5%)	10,637	1,170	(18,353)
Income not subject to tax	(12,426)	(267,532)	-
Expenses not deductible for tax purposes	31,858	21,009	6,367
Utilization of previously unrecognized tax losses	(1,222,570)	(1,429,654)	(30,014)
Unrecognized tax losses for the year	95,291	30,273	300,830
Realization of deductible temporary differences which were not recognized deferred tax in previous years	-	(349,606)	(1,000,624)
Unrecognized deductable temporary differences for the year	225,320	950,736	739,950
Tax charge	264,229	133,491	52,547

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended December 31, 2011, 2010 and 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DIVIDEND

The Board has not recommended any dividend for the years ended December 31, 2011, 2010 and 2009.

16.	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB4,523 million (2010: RMB4,422 million; 2009: RMB1,074 million).

17.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB4,576 million (2010: RMB4,958 million; 2009: RMB169 million) and the weighted average number of shares of 11,276,538,860 (2010: 11,149,426,000; 2009: 6,436,828,000) in issue during the year ended December 31, 2011.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Sponsorship fee	Computer software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2010	-	320,000	133,867	453,867
Arising from / addition through the acquisition of Shanghai Airlines	11,269,695	-	61,782	11,331,477
Other additions	-	-	22,403	22,403
Disposal	-	(320,000)	(641)	(320,641)
At December 31, 2010	11,269,695	-	217,411	11,487,106

At January 1, 2011	11,269,695	-	217,411	11,487,106
Additions	-	-	46,381	46,381
At December 31, 2011	11,269,695	-	263,792	11,533,487

Accumulated amortization
At January 1, 2010	-	299,451	84,794	384,245
Addition through the acquisition of Shanghai Airlines	-	-	40,379	40,379
Charge for the year	-	20,549	29,132	49,681
Disposal	-	(320,000)	(575)	(320,575)
At December 31, 2010	-	-	153,730	153,730

At January 1, 2011	-	-	153,730	153,730
Charge for the year	-	-	26,167	26,167
At December 31, 2011	-	-	179,897	179,897

Net book amount
At December 31, 2010	11,269,695	-	63,681	11,333,376

At December 31, 2011	11,269,695	-	83,895	11,353,590

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)	The balance as at 31 December 2011 represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group’s airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit (“CGU”) that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally reflected by the Company’s fair value which can be determined by reference to the observable quoted market price of the Company’s shares less the costs of disposal, no impairment for the goodwill is required based on the market price of the Company’s shares as at the balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2011	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Transfers from construction in progress	-	-	310,006	179,927	(489,933)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	1,591,142	2,230,271	-	-	-	3,821,413
Other additions	4,022,991	2,967,931	78,279	533,186	1,720,738	9,323,125
Transfer to assets held for sale (Note 41)	-	(3,863,025)	-	-	-	(3,863,025)
Transfer to lease prepayments	-	-	-	-	(153,880)	(153,880)
Other disposals	(778,991)	(423,006)	(32,078)	(337,137)	(1,424)	(1,572,636)
At December 31, 2011	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343

Accumulated depreciation
At January 1, 2011	19,584,570	8,855,680	1,125,373	3,349,386	-	32,915,009
Charge for the year	3,871,675	2,361,919	177,049	475,179	-	6,885,822
Transfer to assets held for sale (Note 41)	-	(2,402,873)	-	-	-	(2,402,873)
Other disposals	(778,991)	(423,006)	(8,820)	(285,610)	-	(1,496,427)
At December 31, 2011	22,677,254	8,391,720	1,293,602	3,538,955	-	35,901,531

Impairment
At January 1, 2011	721,101	473,393	-	550	23,020	1,218,064
Transfer to assets held for sale (Note 41)	-	(365,623)	-	-	-	(365,623)
Other disposals	-	-	-	-	(1,424)	(1,424)
At December 31, 2011	721,101	107,770	-	550	21,596	851,017

Net book amount
At December 31, 2011	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795
At January 1, 2011	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2010	41,272,431	35,022,691	3,644,946	4,440,886	766,753	85,147,707
Additions through the acquisition of Shanghai Airlines	6,046,426	1,419,992	879,230	628,902	177,843	9,152,393
Reclassification to owned assets upon expiring of the finance leases	1,419,873	(1,419,873)	-	-	-	-
Transfers from construction in progress	-	-	364,245	104,610	(468,855)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	2,663,603	745,740	-	-	-	3,409,343
Other additions	5,601,047	1,250,639	13,340	374,853	587,918	7,827,797
Transfer to assets held for sale (Note 41)	(1,221,197)	-	-	-	-	(1,221,197)
Other disposals	(756,657)	(290,617)	(20,298)	(293,125)	-	(1,360,697)
At December 31, 2010	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346

Accumulated depreciation
At January 1, 2010	15,860,596	7,510,903	963,531	2,891,053	-	27,226,083
Additions through the acquisition of Shanghai Airlines	670,166	-	6,076	151,205	-	827,447
Reclassification to owned assets upon expiring of the finance leases	687,908	(687,908)	-	-	-	-
Charge for the year	3,693,411	2,323,302	163,448	496,809	-	6,676,970
Transfer to assets held for sale (Note 41)	(570,854)	-	-	-	-	(570,854)
Other disposals	(756,657)	(290,617)	(7,682)	(189,681)	-	(1,244,637)
At December 31, 2010	19,584,570	8,855,680	1,125,373	3,349,386	-	32,915,009

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Impairment
At January 1, 2010	721,101	473,393	-	550	23,020	1,218,064
At December 31, 2010	721,101	473,393	-	550	23,020	1,218,064

Net book amount
At December 31, 2010	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273
At January 1, 2010	24,690,734	27,038,395	2,681,415	1,549,283	743,733	56,703,560

Note:

(a)	As at December 31, 2011, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB18,317 million (2010: approximately RMB20,800 million) were pledged as collateral under certain loan arrangements (Note 31).

20.	LEASE PREPAYMENTS

	December 31,
	2011	2010
	RMB’000	RMB’000

Cost
At January 1	1,696,575	1,230,068
Additions through the acquisition of Shanghai Airlines	-	466,507
Other additions	159,306	-
Disposal	(59,605)	-
At December 31	1,796,276	1,696,575

Accumulated amortization
At January 1	290,419	259,233
Charge for the year	41,777	31,186
Disposal	(7,192)	-
At December 31	325,004	290,419

Net book amount
At December 31	1,471,272	1,406,156

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2011, the majority of these land use rights had remaining terms ranging from 35 to 50 years (2010: from 36 to 51 years).

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2011	2010
	RMB’000	RMB’000
At January 1	6,356,602	5,081,174
Additions through the acquisition of Shanghai Airlines	-	1,072,366
Other additions	8,180,128	3,461,737
Interest capitalized (Note 13)	253,027	150,668
Transfers to property, plant and equipment (Note 19)	(3,821,413)	(3,409,343)
At December 31	10,968,344	6,356,602

Included in the Group’s balance as at December 31, 2011, the amount of accumulated interest capitalized was RMB632 million (2010: RMB548 million).

On October 27, 2011, the Company entered into agreements with an aircraft supplier to substitute the purchase of certain number of a type of aircraft with certain number of another type of aircraft because of the delay in delivery of the original type of aircraft. Pursuant to the agreements, all advance payments are transferred and the Company also reclassified other receivables of RMB687 million to advanced payments on acquisition of aircraft accordingly (Note 26).

22.	INVESTMENTS IN ASSOCIATES

	December 31,
	2011	2010
	RMB’000	RMB’000
Unlisted investments, at cost	622,768	622,768
Share of results/reserves	214,821	184,901
	837,589	807,669

The movement on investments in associates is as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
At January 1	807,669	723,022
Additions through the acquisition of Shanghai Airlines	-	59,714
Disposal of shares in an associate	-	(7,203)
Share of results of associates	75,435	39,228
Share of revaluation on available-for-sale investments held by associates	(2,701)	1,543
Dividend received during the year	(42,814)	(8,635)
At December 31	837,589	807,669

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2011		2010		2011	2010
		RMB’000		RMB’000

Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	PRC December 6, 1995		400,000		400,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003		350,000		350,000	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney PRC Aircraft Engine Maintenance Company Limited (“Shanghai P&W”) (Note(a))	PRC March 28, 2008	USD	39,500	USD	39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992		166,575		166,575	20%	20%	Provision of Property development and management

Eastern Aviation Import & Export Co., Ltd (“Eastern Import & Export”)	PRC June 9, 1993		80,000		80,000	45%	45%	Provision of aviation equipment, spare parts purchase

Shanghai Dongmei Aviation Travel Co., Ltd. (“Dongmei Travel”)	PRC October 17, 2004		51,369		51,369	27%	27%	Provision of traveling and accommodation agency services

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4,1986		50,000		50,000	45%	45%	Provision of aviation advertising agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Company	Place and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2011		2010		2011	2010
		RMB’000		RMB’000

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002		25,000		25,000	30%	30%	Provision of cable and wireless communication services

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	USD	7,000	USD	7,000	35%	35%	Provision of airline electronic product maintenance services

Notes:

(a)	In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (”Shanghai P&W”). Shanghai P&W has a registered capital of USD40 million in which the Company holds 51% interests. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000

2011	3,728,129	2,890,540	2,417,786	75,435
2010	3,443,043	2,635,374	1,638,597	39,228

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2011	2010
	RMB’000	RMB’000
Unlisted investments, at cost	290,050	290,050
Share of post-acquisition results/reserves	133,206	116,120
	423,256	406,170

The movement on investments in jointly controlled entities is as follows:

	2011	2010
	RMB’000	RMB’000
At January 1	406,170	372,793
Additions through the acquisition of Shanghai Airlines	-	19,184
Share of results	31,437	28,154
Dividend received during the year	(14,351)	(13,961)
At December 31	423,256	406,170

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2011		2010		2011	2010
		RMB’000		RMB’000

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note (a))	PRC September 28, 2004	USD	73,000	USD	73,000	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	USD	2,100	USD	2,100	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	RMB	10,000	RMB	10,000	41%	41%	Provision of computer systems development and maintainance services

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Notes:

(a)	Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated March 10, 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000
2011	524,573	101,317	287,822	31,437
2010	473,861	67,691	258,665	28,154

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	OTHER LONG-TERM ASSETS

	December 31,
	2011	2010
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	749,580	610,866
Prepaid flight training fees (Note (b))	886,177	838,395
Other long-term assets	294,077	302,854
	1,929,834	1,752,115

Notes:

(a)	The fair value of deposits relating to aircraft held under operating leases of the Group is approximately RMB685 million (2010: RMB584 million), which is determined using the expected future refunds discounted at market interest rates at the year end.

(b)	Prepaid flight training expenses cover the Group’s pilot undergraduates and pilots in service and are amortized on a straight-line basis over the beneficial periods for which the prepayments cover.

25.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Within 90 days	2,096,474	2,058,666
91 to 180 days	71,437	27,094
181 to 365 days	35,246	39,882
Over 365 days	212,828	233,202
	2,415,985	2,358,844
Less: provision for impairment of receivables	(218,492)	(231,398)
Trade receivables	2,197,493	2,127,446

Balances with related companies included in trade receivables are summarized in Note 44(c)(i).

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at December 31, 2011, trade receivables of RMB66 million (2010: RMB91 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB627 million (2010: RMB500 million) from these agents. The ageing analysis of these trade receivables is as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Up to 6 months	41,190	50,799
6 to 12 months	25,336	39,882
	66,526	90,681

As at December 31, 2011, trade receivables of RMB198 million (2010: RMB213 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(r).

The ageing of impaired receivables is as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
6 to 24 months overdue	21,685	13,689
Over 24 months overdue	203,638	219,513
	225,323	233,202

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2011	2010
	RMB’000	RMB’000
At January 1	231,398	221,816
Additions through the acquisition of Shanghai Airlines	-	9,687
Receivables written off during the year as uncollectible	(13,970)	(2,985)
Provision for impairment of receivables	1,064	2,880
At December 31	218,492	231,398

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	TRADE RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	December 31,
	2011	2010
	RMB’000	RMB’000
Currency
Renminbi	1,584,763	1,655,344
Japanese Yen	140,143	123,956
US Dollars	131,720	91,903
Euro	121,646	83,081
HK Dollars	121,089	73,621
Korea Won	26,536	47,563
Other currencies	71,596	51,978
	2,197,493	2,127,446

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2011	2010
	RMB’000	RMB’000
Restricted bank deposits (Note (a))	278,230	1,486,362
Rebates receivable on aircraft acquisitions	836,647	796,737
Receivables from aircraft manufacturer for cancelled order(Note 21)	-	686,966
Deposits with banks with original maturity over three months but less than a year (Note (b))	2,616,057	462,768
Prepaid aircraft operating lease rentals	280,638	306,293
Rental deposits	222,455	260,650
Amounts due from related companies (Note 44(c)(i))	249,865	152,731
Others	1,437,599	1,188,492
Subtotal	5,921,491	5,340,999
Less: bad debt provision	(309,776)	(183,995)
	5,611,715	5,157,004

Notes:

(a)	The restricted bank deposits primarily represent bank deposits of RMB 236 million (2010: RMB1,345 million) for secured borrowings. Such deposit bear interest rate of 3% per annum (2010: 2.02% to 3.37%) with final maturities through March 1, 2012 (Note 31).

(b)	As at December 31, 2011, the deposits are denominated in RMB and bear effective interest rates ranging from 0.5% to 5.3% per annum (2010: 0.36% per annum).

27.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2011	2010
	RMB’000	RMB’000
Renminbi	3,249,932	2,642,109
US Dollars	520,976	263,051
Euro	19,753	30,592
Japanese Yen	5,425	12,705
Hong Kong Dollars	26,219	11,430
Others	38,668	118,341
	3,860,973	3,078,228

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Within 90 days	1,761,478	2,477,327
91 to 180 days	217,331	1,190,393
181 to 365 days	409,475	290,991
Over 365 days	304,340	316,732
	2,692,624	4,275,443

As at December 31, 2011, the trade payables and notes payable balances of the Group included amounts due to related companies of RMB1,216 million (2010: RMB478 million) (Note 44(c)(ii)).

As at December 31, 2011, notes payable amounted to RMB48 million (2010: RMB1,425 million), which were unsecured, bore effective interest rates ranging from 6% to 8% per annum (2010: 3.48% to 4.5%) and are repayable within six months.

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2011	2010
	RMB’000	RMB’000
Accrued salaries, wages and benefits	2,657,376	2,857,725
Accrued take-off and landing charges	1,885,898	2,016,546
Accrued expenses related to aircraft overhaul conducted	1,941,007	1,759,898
Accrued fuel cost	2,223,904	1,550,561
Duties and levies payable	1,750,389	1,375,205
Other accrued operating expenses	1,571,843	1,650,795
Deposits received from ticket sales agents	627,006	500,139
Current portion of other long-term liabilities (Note 33)	398,701	384,960
Staff housing allowance (Note 36(b))	389,719	348,232
Current portion of post-retirement benefit obligations (Note 35(b))	83,483	61,279
Amounts due to related companies (Note 44(c) (ii))	96,590	83,641
Other payables	2,641,371	1,947,187
	16,267,287	14,536,168

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2011, the Group had 80 aircraft (2010: 71 aircraft) under finance leases. Under the terms of the leases, the Group has options to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31, 2011			December 31, 2010
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	2,790,844	331,585	2,459,259	2,476,451	338,620	2,137,831
In the second year	2,846,797	288,703	2,558,094	2,539,816	296,589	2,243,227
In the third to fifth year inclusive	7,836,047	600,836	7,235,211	7,498,600	609,882	6,888,718
After the fifth year	8,448,826	440,568	8,008,258	8,359,802	421,245	7,938,557
Total	21,922,514	1,661,692	20,260,822	20,874,669	1,666,336	19,208,333
Less: amount repayable within one year	(2,790,844)	(331,585)	(2,459,259)	(2,476,451)	(338,620)	(2,137,831)
Long-term portion	19,131,670	1,330,107	17,801,563	18,398,218	1,327,716	17,070,502

The fair value of obligations under finance leases of the Group is RMB20,866 million (2010: RMB19,529 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS

	December 31,
	2011	2010
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– secured(Note (a))	11,988,500	13,107,405
– unsecured(Note (b))	9,114,963	10,247,592
Guaranteed bonds (Note (c))	2,500,000	-
	23,603,463	23,354,997

Current
Long-term bank borrowings
– secured	1,973,744	2,011,861
– unsecured	4,743,506	2,005,721
Short-term bank borrowings
– secured	221,948	1,324,540
– unsecured	11,231,932	9,868,538
	18,171,130	15,210,660
Total borrowings	41,774,593	38,565,657

The borrowings are repayable as follows:
Within one year	18,171,130	15,210,660
In the second year	8,407,984	6,161,606
In the third to fifth year inclusive	9,391,440	10,672,434
After the fifth year	5,804,039	6,520,957
Total borrowings	41,774,593	38,565,657

Notes:

(a)	As at December 31, 2011, the secured bank borrowings of the Group were pledged by the related aircrafts and buildings with an aggregate net book amount of RMB18,317 million (2010: RMB20,800 million) (Note 19).

(b)	Certain unsecured bank borrowings of the Group totaling of RMB228 million (2010: RMB575 million) were guaranteed by CEA Holding (Note 44(c)).

(c)	On August 1, 2011, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum and payable semi-annually. The bonds are redeemable at 100% of the principal amount and mature on August 8, 2014.

The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	BORROWINGS (CONTINUED)

The terms of the long-term bank loans are summarized as follows:

Currency	Interest rate and final maturities	2011	2010
		RMB’000	RMB’000
RMB denominated	Interest rates ranging from 3.51% to 6.4% per annum with final maturities through to 2024.	11,344,130	10,550,536

U.S. dollar denominated	Interest rates ranging from 3 month LIBOR +0.25% to 6 month LIBOR+3.5% per annum with final maturities through to 2022.	18,976,583	16,822,043

Total long-term bank borrowings		30,320,713	27,372,579

Notes:

(a)	The fair value of long-term borrowings of the Group is RMB 30,363 million (2010: RMB27,759 million), which is determined using the expected future payments discounted at prevailing market interest rates available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date.

(b)	Short-term borrowings of the Group are repayable within one year. As at December 31, 2011, the interest rates relating to such borrowings were ranged from 1.30 % to 6.31 % per annum (2010: 1.26% to 5.31% per annum).

(c)	The carrying amounts of the borrowings are denominated in the following currencies:

	2011	2010
	RMB’000	RMB’000
Renminbi	16,779,919	16,493,536
US Dollars	24,994,674	22,072,121
	41,774,593	38,565,657

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,
	2011	2010
	RMB’000	RMB’000
At January 1	2,814,503	1,847,755
Additions through the acquisition of Shanghai Airlines	-	685,934
Additional provisions	801,309	586,364
Utilization	(316,686)	(305,550)
At December 31	3,299,126	2,814,503
Less: current portion	(375,409)	(339,091)
Long-term portion	2,923,717	2,475,412

Provision of operating lease aircraft return condition check represents the present value of estimated costs of major return check for aircraft and engines under operating leases as the Group has obligation to fulfill certain return conditions under relevant leases.

33.	OTHER LONG-TERM LIABILITIES

	December 31,
	2011	2010
	RMB’000	RMB’000
Long-term duties and levies payable	908,406	821,950
Fair value of unredeemed points awarded under the Group’s frequent flyer programme	1,424,709	1,254,752
Other long-term payables	112,685	113,120
	2,445,800	2,189,822
Less: Current portion included in other payables and accrued expenses	(398,701)	(384,960)
Long-term portion	2,047,099	1,804,862

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Deferred taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31,
	2011	2010
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	41,687	73,675
– Deferred tax asset to be utilized within 12 months	2,731	1,513
	44,418	75,188
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(29,326)	(51,814)
Net deferred tax assets	15,092	23,374

Movements in the net deferred taxation assets are as follows:

	2011	2010
	RMB’000	RMB’000

At January 1	23,374	32,209
Additions through the acquisition of Shanghai Airlines	-	(653)
Charged to income statement (Note 14)	(8,282)	(8,182)
At December 31	15,092	23,374

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Deferred TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2011	2010
	RMB'000	RMB'000
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	70,071	83,365
Impairment provision for receivables	34,745	69,063
Impairment provision for property, plant and equipment	78,286	128,226
Provision for return condition checks for aircraft under operating leases	-	93,740
Provision for frequent flyer programs	-	44,001
Derivative financial liabilities	29,201	29,526
Provision for post-retirement benefits	230,361	245,026
	442,664	692,947
Deferred tax liabilities:
Depreciation and amortization	(426,481)	(652,521)
Derivative financial assets	(1,091)	(17,052)
	(427,572)	(669,573)

Movements of the net deferred tax assets of the Group for the year:

	At the beginning of the year	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2011
Impairment provision for obsolete flight equipment spare parts	83,365	(13,294)	70,071
Impairment provision for receivables	69,063	(34,318)	34,745
Impairment provision for property, plant and equipment	128,226	(49,940)	78,286
Provision for return condition checks for aircraft under operating leases	93,740	(93,740)	-
Provision for frequent flyer programs	44,001	(44,001)	-
Derivative financial liabilities	29,526	(325)	29,201
Provision for post-retirement benefits	245,026	(14,665)	230,361
	692,947	(250,283)	442,664
Depreciation and amortization	(652,521)	226,040	(426,481)
Derivative financial assets	(17,052)	15,961	(1,091)
	(669,573)	242,001	(427,572)
Net deferred tax assets	23,374	(8,282)	15,092

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Deferred TAXATION (CONTINUED)

	At the beginning of the year	Additions through the acquisition of Shanghai Airlines	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2010
Impairment provision for obsolete flight equipment spare parts	78,634	-	4,731	83,365
Impairment provision for receivables	68,553	510	-	69,063
Impairment provision for property, plant and equipment	170,808	-	(42,582)	128,226
Provision for return condition checks for aircraft under operating leases	152,231	-	(58,491)	93,740
Provision for frequent flyer programs	13,619	-	30,382	44,001
Derivative financial liabilities	132,732	-	(103,206)	29,526
Provision for post-retirement benefits	271,672	-	(26,646)	245,026
	888,249	510	(195,812)	692,947
Depreciation and amortization	(855,272)	-	202,751	(652,521)
Derivative financial assets	(768)	(1,163)	(15,121)	(17,052)
	(856,040)	(1,163)	187,630	(669,573)
Net deferred tax assets	32,209	(653)	(8,182)	23,374

As at the balance sheet date, the Group had following balances in respect of which no deferred tax asset has been recognized:

	December 31,
	2011		2010
	Deferred taxation	Temporary differences	Deferred taxation	Temporary differences
	RMB’000	RMB’000	RMB’000	RMB’000

Tax losses carried forward	2,428,143	9,712,570	3,824,859	15,299,437
Other deductible temporary differences	971,951	3,887,804	741,766	2,967,064
Total unrecognized deferred tax assets	3,400,094	13,600,374	4,566,625	18,266,501

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2012 and 2016.

As at December 31, 2011, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operation results, such as future fuel prices and market demand, management determined that it is not probable that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognized.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended December 31, 2011, the Group’s pension cost charged to the consolidated income statement amounted to RMB768 million (2010: RMB715 million; 2009: RMB390 million).

(ii)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee’s basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2011, the Group’s medical insurance contributions charged to the consolidated income statement amounted to RMB374 million (2010: RMB281 million; 2009: RMB132 million).

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

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Present value of funded post- retirement benefit obligations	350,210	440,042
Fair value of plan assets	(92,450)	(95,085)
Present value of unfunded post-retirement benefit obligations	5,826,053	4,737,736
Unrecognized actuarial losses	(3,140,385)	(2,465,413)
Post-retirement benefit obligations	2,943,428	2,617,280
Less: current portion (Note 29)	(83,483)	(61,279)
Long-term portion	2,859,945	2,556,001

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits (continued)

Changes in post-retirement benefit obligations are as follows:

	2011	2010
	RMB’000	RMB’000
At January 1	2,617,284	1,849,933
Additions through the acquisition of Shanghai Airlines	-	419,414
Costs charged in the income statement	478,502	479,514
Payments	(152,358)	(131,581)
At December 31	2,943,428	2,617,280

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statements as follows:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Current service cost	170,493	172,889	156,000
Interest cost	224,064	211,412	169,318
Actuarial losses recognized	90,643	101,256	115,560
Estimated return on planned asset	(6,698)	(6,043)	-
Total (Note 9)	478,502	479,514	440,878

The principal actuarial assumptions at the balance sheet date are as follows:

	2011	2010
Discount rate	4.20-4.25%	4.25%
Annual rate of increase of per capita benefit payment	3.00-5.00%	3.00-5.00%
Employee turnover rate	3.00-3.25%	3.00-3.25%
Mortality rate	9.83%	9.83%
Medical inflation rate	5.00%	5.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2010 and 2009: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2011, the Group’s contributions to the housing funds amounted to RMB545 million (2010: RMB422 million, 2009: RMB323 million) (Note 9) which has been charged to the consolidated income statement. The staff housing fund payable as at December 31, 2011 is RMB28 million (2010: RMB45 million, 2009: RMB20 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at December 31, 2011, the present obligation of the provision for employee’s staff housing allowances is RMB390 million (2010: RMB348 million, 2009: RMB401 million).

For the year ended December 31, 2011, the staff housing benefit amounted to RMB171 million (2010: RMB114 million, 2009: RMB106 million) (Note 9) which has been charged to the consolidated income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	4,279	52,081	267,909	191,247
Forward foreign exchange contracts (Note (b))	86	-	65,075	76,548
Crude oil option contracts (Note (c))	-	18,970	-	48,612
Total	4,365	71,051	332,984	316,407
Less: current portion
- Interest rate swaps	-	-	(51,063)	(62,891)
- Forward foreign exchange contracts	-	-	-	(10,479)
- Crude oil option contracts	-	(18,970)	-	(48,612)
	-	(18,970)	(51,063)	(121,982)
Non-current portion	4,365	52,081	281,921	194,425

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping variable rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2011, the notional amount of the outstanding interest rate swap agreements was approximately US$ 695 million (2010: US$668 million). These agreements will expire between 2013 and 2021.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Realized losses (recorded in finance costs)	(118,016)	(105,043)	(77,047)
Unrealized mark to market (losses) /gains
- cash flow hedges (recognized in equity)	(133,526)	8,103	56,112
- fair value hedges (recognized in gain on fair value movements of financial derivatives)	9,062	7,602	(27,530)
	(242,480)	(89,338)	(48,465)

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at December 31, 2011, the notional amount of the outstanding currency forward contracts was approximately US$ 46 million (2010: US$48 million), which will expire between 2012 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Realized losses (recorded in finance income)	(10,406)	(42,233)	45,983
Unrealized mark to market gains/(losses)
- cash flow hedges (recognized in equity)	1,080	(25,119)	3,272
- fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	10,479	25,587	58,472
	1,153	(41,765)	107,727

(c)	Crude oil option contracts

In previous years, The Group entered into crude oil hedging contracts. The crude oil hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell. In 2011, the Group did not enter into any new crude oil option contracts, and all the contracts signed in past years were settled before December 31, 2011.

None of the crude oil hedging contracts the Group entered into is qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of crude oil and the price at which the counterparties are effectively entitled to sell in future periods as unrealized mark to market gains/losses and recognized these gains/losses in the income statements immediately.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements.

	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Realized losses	(37,668)	(82,420)	(1,558,858)
Unrealized mark to market gains	104,978	882,615	5,302,604
	67,310	800,195	3,743,746

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2011
Available-for-sale financial assets	-	-	-	240,380	240,380
Derivative financial instruments	-	-	4,365	-	4,365
Trade receivables	2,197,493	-	-	-	2,197,493
Prepayments, deposits and other receivables excluding prepayments	4,638,264	-	-	-	4,638,264
Cash and cash equivalents	3,860,973	-	-	-	3,860,973
Total	10,696,730	-	4,365	240,380	10,941,475

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2011
Borrowings	41,774,593	-	-	-	41,774,593
Obligations under finance leases	20,260,822	-	-	-	20,260,822
Derivative financial instruments	-	-	332,984	-	332,984
Trade payables and notes payable	2,692,624	-	-	-	2,692,624
Other payables and accrued expenses	16,267,287	-	-	-	16,267,287
Total	80,995,326	-	332,984	-	81,328,310

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2010
Available-for-sale financial assets	-	-	-	242,005	242,005
Derivative financial instruments	-	-	71,051	-	71,051
Trade receivables	2,127,446	-	-	-	2,127,446
Prepayments, deposits and other receivables excluding prepayments	4,442,730	-	-	-	4,442,730
Cash and cash equivalents	3,078,228	-	-	-	3,078,228
Total	9,648,404	-	71,051	242,005	9,961,460

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2010
Borrowings	38,565,657	-	-	-	38,565,657
Obligations under finance leases	19,208,333	-	-	-	19,208,333
Derivative financial instruments	-	-	316,407	-	316,407
Trade payables and notes payable	4,275,443	-	-	-	4,275,443
Other payables and accrued expenses	14,536,168	-	-	-	14,536,168
Total	76,585,601	-	316,407	-	76,902,008
F-83

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	SHARE CAPITAL

	December 31,
	2011	2010
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	7,782,214	7,782,214
— Tradable shares held by CEA Holding with trading moratorium	4,831,375	4,831,375
— Tradable Shares held by other investors with trading moratorium (Note)	288,889	288,889
— Tradable Shares without trading moratorium	2,661,950	2,661,950
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	3,494,325	3,494,325
— Tradable Shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	1,437,375	1,437,375
— Tradable shares without trading moratorium	2,056,950	2,056,950

	11,276,539	11,276,539

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

Note:

On January 28, 2010, as approved by the Company’s shareholders meeting and China Securities Regulatory Commission (“CSRC”), the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. Of the total 1,694,838,860 shares issued, 288,889,000 shares were issued to an investor with lock up period of 29 months from 25 January 2010. The fair value of the A Shares issued amounted to approximately RMB9.1 billion, of which RMB1.7 billion is recorded as share capital and the remaining RMB7.4 billion is recorded as share premium.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES

	Share premium	Capital reserve (Note (b))	Hedging reserve (Note 37)	Other reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2010	10,347,872	(720,057)	(137,476)	76,010	(17,913,496)	(8,347,147)
Unrealized loss on cash flow hedges (Note 37)	-	-	(17,016)	-	-	(17,016)
Fair value movements of available for sale investments	-	-	-	(534)	-	(534)
Fair value movements of available for sale investments held by associates	-	-	-	1,543	-	1,543
Issuance of new shares for the acquisition of Shanghai Airlines (Note 39)	7,399,913	-	-	-	-	7,399,913
Profit attributable to equity shareholders of the Company	-	-	-	-	4,957,989	4,957,989
At December 31, 2010	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748

At January 1, 2011	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748
Unrealized loss on cash flow hedges (Note 37)	-	-	(132,446)	-	-	(132,446)
Fair value movements of available for sale investments	-	-	-	486	-	486
Fair value movements of available for sale investments held by associates	-	-	-	(2,701)	-	(2,701)
Profit attributable to equity shareholders of the Company	-	-	-	-	4,575,732	4,575,732
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary (Note (c))	426,439	-	-	-	-	426,439
Acquisition of non-controlling interests in subsidiaries	(12,905)	-	-	-	-	(12,905)
At December 31, 2011	18,161,319	(720,057)	(286,938)	74,804	(8,379,775)	8,849,353

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	RESERVES (CONTINUED)

Notes:

(a)	Statutory and Discretionary Reserves

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

No profit appropriation by the Company to the statutory and discretionary reserve fund was made for the year ended December 31, 2011 (2010: nil).

(b)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(c)	Accumulated losses shared by non-controlling interests after capital injection in a subsidiary

China Cargo was previously a 70% subsidiary of the Company with original registered capital of RMB950 million. In 2011, making reference to the valuation of the net assets of China Cargo, the Company and several other investors contributed RMB1,046 million and RMB1,004 million respectively into China Cargo. After the contribution, the proportion of ownership interests held by the Company decreased from 70% to 51% and the accumulated loss attributable to the Company was decreased by RMB426 million which was credited to share premium.

41.	ASSETS HELD FOR SALE

In December 2011, the Group entered into an agreement with a third party to dispose certain aircrafts and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircrafts. The aircrafts and engines with an aggregated carrying value of RMB 482 million (after the impairment loss charge) has been classified as assets held for sale at December 31, 2011. An impairment loss charge of approximately RMB 612 million was made against these aircrafts and engines by reference to the contracted selling price (Note 10) for the year ended December 31, 2011.

The assets held for sale as at December 31, 2010 were disposed in 2011 and the selling price approximates its carrying value as at December 31, 2010.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Profit before income tax	4,840,701	5,417,812	249,205
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	6,911,989	6,726,651	5,177,149
(Gain)/loss on disposals of property, plant and equipment	(35,851)	15,893	-
Loss on disposals of investment in associates	-	1,013	-
Gain on disposals of assets-held-for-sale	(2,585)	-	-
Gain on disposals of investment in subsidiaries	(230)	(45,147)	-
Share of results of associates	(75,435)	(39,228)	46,602
Share of results of jointly controlled entities	(31,437)	(28,154)	(23,803)
Amortization of lease prepayments	41,777	31,186	25,686
Net foreign exchange gains	(1,872,369)	(1,074,796)	(95,379)
Amortization of deferred revenue	-	-	8,138
Gain arising from fair value movements of derivative financial instruments	(49,183)	(915,804)	(5,333,546)
Consumption of flight equipment spare parts	739,663	601,407	351,151
Impairment provision of trade and other receivables	161,048	1,545	8,807
Provision for post-retirement benefits	478,502	479,514	440,878
Provision for return condition checks for aircraft under operating leases	695,415	586,364	588,745
Impairment loss	638,316	405,391	109,417
Interest income	(151,633)	(80,588)	(109,925)
Interest expense	1,462,727	1,501,900	1,754,640
Operating profit before working capital changes	13,751,415	13,584,959	3,197,765

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(1,023,437)	(776,736)	(465,626)
Trade receivables	104,977	(202,667)	(210,188)
Prepayments, deposits and other receivables	668,453	337,365	540,134
Sales in advance of carriage	619,794	846,502	406,305
Trade payables and notes payables	(1,601,517)	(3,418,055)	1,021,365
Other payables and accrued expenses	1,680,679	292,530	(481,798)
Other long-term liabilities	86,728	569,577	(160,859)
Provision for return condition checks for aircraft under operating leases	(316,686)	(305,550)	(275,008)
Staff housing allowances	(144,272)	(166,871)	(90,514)
Post-retirement benefit obligations	(152,358)	(131,581)	(106,530)
Operating lease deposits	107,643	110,366	132,644
	30,004	(2,845,120)	309,925
Cash generated from operations	13,781,419	10,739,839	3,507,690

(b)	Non-cash transactions

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Financing activities not affecting cash:
Issuances of new shares for acquisition of Shanghai Airlines	-	9,118,433	-
Finance lease obligations incurred for acquisition of aircraft	4,181,145	1,455,152	-
	4,181,145	10,573,585	-

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	December 31,
	2011	2010
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft, engines and flight equipment (Note)	108,297,645	96,262,948
- Other property, plant and equipment	568,565	844,855
	108,866,210	97,107,803
Authorized but not contracted for:
- Other property, plant and equipment	3,193,495	3,282,093
	3,193,495	3,282,093
	112,059,705	100,389,896

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Within one year	17,934,594	16,670,989
In the second year	22,248,728	21,732,824
In the third year	29,884,980	24,056,335
In the fourth year	31,362,018	22,189,380
Over four years	6,867,325	11,613,420
	108,297,645	96,262,948

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	COMMITMENTS (CONTIUNED)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2011	2010
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	3,750,437	3,814,179
In the second year	3,545,992	3,427,740
In the third to fifth year inclusive	8,256,751	8,520,237
After the fifth year	5,368,641	7,829,784
	20,921,821	23,591,940
Land and buildings
Within one year	241,693	216,771
In the second year	212,170	187,636
In the third to fifth year inclusive	335,454	460,368
After the fifth year	2,767,760	2,705,609
	3,557,077	3,570,384
	24,478,898	27,162,324

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 42.84% of the Company’s shares as at December 31, 2011 (2010: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 17.09% of the Company’s shares as at December 31, 2011 (2010: 17.09%).

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Finance	Controlled by the same parent company
Kunming Dongmei Aviation Travel Co., Ltd. (“Kunming Dongmei”)	Controlled by the same parent company
Dongmei Travel	Associate of the Company
Xian Dongmei Aviation Travel Co., Ltd. (“Xian Dongmei”)	Controlled by the same parent company
Eastern Import & Export	Associate of the Company
Wheels & Brakes	Jointly controlled entity of the Company
Technologies Aerospace	Jointly controlled entity of the Company
Shanghai P&W	Associate of the Company
Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co. Ltd. (“CEA Development”)	Controlled by the same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation (“Eastern Aviation”)	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	Controlled by the same parent company
Shanghai Eastern International Aviation Travel Co., Ltd. (“Eastern Aviation Travel”)	Controlled by the same parent company
Eastern China Kaiya System Integration (“China Kaiya”)	Controlled by the same parent company
CEA Northwest Co., Ltd. (“CEA Northwest”)	Controlled by the same parent company

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTIUNED)

(b)	Related party transactions

		Income/
		(expense or payments)
Nature of transaction	Related party	2011	2010	2009
		RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.50% per annum (2010: 0.36% per annum)	Eastern Finance	46,242	17,658	17,536

Interest expense on loans at rate of 5.39% per annum (2010: 4.47% per annum)	Eastern Finance	(51,117)	(61,162)	(41,063)
	CEA Holding	(476)	(3,229)	(107,585)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value	Kunming Dongmei	(11,218)	(12,532)	(11,697)
of tickets sold **	Dongmei Travel	(8,285)	(5,173)	(3,996)

	Xian Dongmei	(858)	(1,092)	(884)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment and repairs for aircraft and engines**	Eastern Import & Export	(57,682)	(59,636)	(48,489)

Repairs and maintenance expense for aircraft and	Wheels & Brakes	(52,098)	(53,949)	(60,598)
engines **
	Technologies Aerospace	(169,698)	(176,392)	(137,273)

	Shanghai P&W	(1,170,567)	(831,013)	-

Supply of food and beverages*	Shanghai Catering and its subsidiaries	(737,827)	(544,487)	(441,300)

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2011	2010	2009
		RMB’000	RMB’000	RMB’000
Advertising expense **	Eastern Advertising	(18,202)	(20,209)	(13,002)

Media royalty fee **	Eastern Advertising	12,900	12,000	-

Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products**	CEA Development	(102,614)	(39,799)	(32,301)

Equipment maintenance fee **	Eastern Aviation	-	(2,974)	(5,258)

	Shanghai Hute	(39,662)	(39,958)	-

Land and building rental	CEA Holding	(55,140)	(55,140)	(55,140)

Acquisition of non-controlling interests in subsidiaries	CEA Holding	(47,211)	-	-

Acquisition of cargo business	Great Wall Airlines	(357,261)	-	-

Disposal of investment in subsidiaries ***	Shanghai Catering	-	24,064	-

	Eastern Import & Export	-	57,753	-

	Eastern Advertising	-	27,264	-

*	The Group’s pricing policies on products purchased from related parties are based on the mutually agreed prices between contract parties.

**	The Group’s pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

***	The Company’s pricing policies on transfer of equity are based on the valuation prices.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies

(i)	Amounts due from related companies

		December 31,
Nature	Company	2011	2010
		RMB’000	RMB’000
Trade receivables	Kunming Dongmei	211	12,879
	Eastern Aviation Travel	11,012	11,012
	Others	2,340	14,099
		13,563	37,990

Prepayments, deposits and other receivables	Eastern Import & Export	218,753	63,138
	China Kaiya	16,189	18,605
	CEA Holding	-	43,282
	Others	14,923	27,706
		249,865	152,731

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

		December 31,
Nature	Company	2011	2010
		RMB’000	RMB’000
Trade payables and notes payable	Eastern Import & Export	747,179	375,602
	Shanghai P&W	278,778	-
	Shanghai Catering	120,260	23,743
	Others	70,095	78,859
		1,216,312	478,204

Other payables and accrued expenses	CEA Holding	87,115	69,864
	CEA Northwest	-	8,000
	Others	9,475	5,777
		96,590	83,641

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

CHINA EASTERN AIRLINES CORPORATION LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		December 31,
	2011	2010	2011	2010
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables)
“Eastern Finance”	0.50%	0.36%	2,204,510	1,137,218
Short-term loans (included in Borrowings)
“Eastern Finance”	5.02%	4.26%	176,425	1,286,227
Long-term loans (included in Borrowings)
“Eastern Finance”	5.64%	5.00%	135,000	295,000
Long-term loans (included in Borrowings)
“CEA Holding”	5.18%	5.18%	-	32,000

(d)	Guarantees by holding company

As at December 31, 2011, bank loans of the Group with an aggregate amount of RMB228 million (2010: RMB575 million and nil) were guaranteed by CEA Holding (Note 31).

45.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

46.	POST BALANCE SHEET EVENT

On March 23, 2012, the Company entered into a binding memorandum of understanding with a third party to establish a joint venture in Hong Kong, with an initial capital of US$115 million, among which the Company will contribute US$57.5 million. The establishment of this proposed joint venture company is subject to the execution of certain agreements and approvals from government.

