Form 20-F
period 2012-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2013-04-24
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Kong Gang San Lu, Number 92

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

As of December 31, 2012, 7,782,213,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 3,494,325,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

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

In this Annual Report, the term “we”, “us”, “our” or “our Company” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries (collectively, the “Group”), or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term “CEA Holding” refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

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

See “Item 3. Key Information — Exchange Rate Information” for details of exchange rates.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain information contained in this Annual Report may be deemed to constitute forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	the impact of changes in the policies of the Civil Aviation Administration of China, or the CAAC, regarding route rights;

•	the impact of the CAAC policies regarding the restructuring of the airline industry in China;

•	the impact of macroeconomic fluctuations (including the fluctuations of oil prices, and interest and exchange rates);

•	certain statements with respect to trends in prices, volumes, operations, margins, risk management, overall market trends and exchange rates;

•	our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;

•	our expansion plan of the cargo operations;

•	our expansion plans, including possible acquisition of other airlines;

•	our marketing plans, including the establishment of additional sales offices;

•	our plan to add new pilots; and

•	the impact of unusual events on our business and operations.

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	changes in political, economic, legal and social conditions in China;

•	any changes in the regulatory policies of the CAAC;

•	the development of the high-speed rail network in the PRC;

•	fluctuations of interest rates and foreign exchange rates;

•	the availability of qualified flight personnel and airport facilities;

•	the effects of competition on the demand for and price of our services;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	fluctuations of interest rates and foreign exchange rates;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where our Company operates.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

break-even load factor	the load factor required to equate traffic revenue with our operating costs assuming that our total operating surplus is attributable to scheduled traffic operations

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data from the consolidated income statements for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the selected financial data from the balance sheets as of December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets as of December 31, 2011 and 2012 and the related footnotes are included in this Annual Report.

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

			Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Income Statement Data (IFRS):
Revenues	41,073	38,989	73,804	82,403	85,253
Other operating income	672	1,288	658	1,062	1,720
Operating expenses	(56,828)	(38,456)	(68,765)	(79,292)	(82,745)
Operating profit / (loss)	(15,083)	1,821	5,697	4,173	4,228
Finance income / (costs), net	(267)	(1,549)	(347)	561	(1,349)
Profit / (loss) before income tax	(15,256)	249	5,418	4,841	3,012
Profit / (loss) for the year attributable to the equity shareholders of the Company	(15,269)	169	4,958	4,576	2,954
Basic and fully diluted earnings / (loss) per share (2)	(3.14)	0.03	0.44	0.41	0.26
Basic and fully diluted earnings / (loss) per ADS	(313.72)	2.63	22.24	20.29	13.10

(1)	Effective January 1, 2012, the pilot program for the transformation from business tax to value-added tax regarding the transportation industry and certain modern service industries has affected certain operating data in 2012. See "Item 5A. — Operating Results — 2012 Compared to 2011 — Revenues".

As at December 31, 2012, the pilot program affected our revenues (excluding tax) which decreased by RMB2,954 million, while operating expenses decreased by RMB3,132 million, and total profit increased by RMB178 million.

(2)	The calculation of earnings/(loss) per share for 2008 is based on the consolidated profit/(loss) attributable to the equity shareholders of the Company and 4,866,950,000 shares outstanding. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 6,436,828,000 shares outstanding. The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 shares outstanding. The calculation of earnings per share for 2011 and 2012 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 shares outstanding.

				As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
				(in millions)
Consolidated Balance Sheet Data (IFRS):
Cash and cash equivalents	3,451	1,735	3,078	3,861	2,512
Net current liabilities	(43,458)	(28,648)	(27,184)	(29,679)	(35,948)
Non-current assets	62,652	64,988	91,254	101,031	111,144
Long term borrowings, including current portion	(15,628)	(16,928)	(27,373)	(30,321)	(32,856)
Obligations under finance leases, including current portion	(20,809)	(19,370)	(19,208)	(20,261)	(21,858)
Total share capital and reserves attributable to the equity shareholders of the Company	(13,097)	1,235	15,271	20,126	22,926
Non-current liabilities	(31,833)	(34,665)	(47,508)	(49,547)	(50,642)
Total assets less current liabilities	16,204	36,341	64,069	71,352	75,196

(1)	The income statement and balance sheet data as of and for the years ended December 31, 2010, 2011 and 2012 include the operating results of Shanghai Airlines.

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.2301 to US$1.00 and HK$7.7507 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 31, 2012. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 19, 2013, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.1772=US$1.00 and HK$7.7637=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low

January 2011	6.6364	6.5809	7.7978	7.7683
February 2011	6.5965	6.5520	7.7957	7.7823
March 2011	6.5743	6.5483	7.8012	7.7750
April 2011	6.5477	6.4900	7.7784	7.7669
May 2011	6.5073	6.4786	7.7855	7.7652
June 2011	6.4830	6.4628	7.7976	7.7767
July 2011	6.4720	6.4360	7.7964	7.7802
August 2011	6.4401	6.3778	7.8087	7.7876
September 2011	6.3975	6.3780	7.8040	7.7830
October 2011	6.3825	6.3534	7.7884	7.7634
November 2011	6.3839	6.3400	7.7957	7.7679
December 2011	6.3733	6.2939	7.7851	7.7663
January 2012	6.3330	6.2940	7.7674	7.7538
February 2012	6.3120	6.2935	7.7559	7.7532
March 2012	6.3323	6.2981	7.7685	7.7569
April 2012	6.3123	6.2975	7.7660	7.7592
May 2012	6.3684	6.3052	7.7699	7.7583
June 2012	6.3702	6.3530	7.7610	7.7572
July 2012	6.3879	6.3487	7.7586	7.7538
August 2012	6.3738	6.3484	7.7574	7.7543
September 2012	6.3489	6.2848	7.7569	7.7510
October 2012	6.2877	6.2372	7.7549	7.7494
November 2012	6.2454	6.2221	7.7518	7.7493
December 2012	6.2502	6.2251	7.7515	7.7493
January 2013	6.2303	6.2134	7.7585	7.7503
February 2013	6.2438	6.2213	7.7580	7.7531
March 2013	6.2246	6.2105	7.7640	7.7551
April 2013 (up to April 19, 2013)	6.2078	6.1720	7.7652	7.7615

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per	HK$ per
	US$1.00 (1)	US$1.00
2008	6.9193	7.7814
2009	6.8307	7.7514
2010	6.7696	7.7687
2011	6.4630	7.7841
2012	6.3093	7.7569

Source: Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2012, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2008	2009	2010	2011	2012
Selected Airline Operating Data:
Capacity:
ATK (millions)	11,642.2	12,505.5	17,887.4	18,662.5	19,721.4
ASK (millions)	75,964.3	84,456.4	119,450.9	127,890.8	136,724.0
AFTK (millions)	4,805.4	4,904.5	7,136.8	7,152.3	7,416.3
Traffic:
Revenue passenger-kilometers (millions)	53,785.3	60,942.1	93,152.8	100,895.1	109,112.7
Revenue tonne-kilometers (millions)	7,219.0	7,908.7	12,599.0	13,402.1	14,406.5
Revenue freight tonne-kilometers (millions)	2,420.1	2,474.2	4,308.5	4,420.6	4,700.9
Kilometers flown (millions)	467.0	515.2	743.89	793.9	855.1
Hours flown (thousands)	755.2	838.3	1,195.1	1,288.4	1,404.5
Number of passengers carried (thousands)	37,231.5	44,043.0	64,930.4	68,725.0	73,077.1
Weight of cargo carried (millions of kilograms)	889.5	943.9	1,464.9	1,443.1	1,416.5

Average distance flown (kilometers per passenger)	1,444.6	1,383.7	1,434.7	1,468.1	1,493.1
Load Factor:
Overall load factor (%)	62.0	63.2	70.4	71.8	73.1
Passenger load factor (%)	70.8	72.2	78.0	78.9	79.8
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.62	0.54	0.63	0.68	0.65
Cargo yield (cargo revenue/cargo tonne-kilometers)	2.21	1.67	1.95	1.83	1.71
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.38	4.67	5.35	5.71	5.51
Unit cost (operating expenses/ATK)	4.88	3.08	3.61	4.25	4.20

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the PRC

Changes in the economic policies of the PRC government may materially affect our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the PRC government or in the laws and regulations of China, if any, may have a material adverse effect on the overall economic growth of China and investments in the domestic airline industry. These developments, in turn, may have a material adverse effect on our business, financial condition and results of operations.

Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities.

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the current account, which includes dividends, trade and service-related foreign currency transactions, but not under the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange of the PRC (the "SAFE"), is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce ("MOFCOM"), we can purchase foreign currency without the approval of SAFE for settlement of current account transactions, including payment of dividends, by providing commercial documents evidencing these transactions. We can also retain foreign exchange in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or to pay dividends. The relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign exchange to pay dividends for overseas shareholders, if any, or satisfy our foreign exchange liabilities.

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, PRC government policies, domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 7.0% in 2008. While there was no material appreciation of the value of Renminbi against the U.S. dollar in 2009, the value of the Renminbi against the U.S. dollar appreciated by approximately 3.0% in 2010 and by approximately 5.1% in 2011. In May 2007, the PRC government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. In April 2012, the People's Bank of China (the “PBOC”) further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi can appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. It is possible that the PRC government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be affected by rising inflation rates within the PRC.

Inflation rates within the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous monetary tightening measures, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down economic excessive growth and control price rises. Increasing inflationary rates are due to many factors beyond our control, such as rising food prices, rising production and labor costs, high lending levels, PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. The national consumer price index increased by 2.6% in 2012 compared to 2011. We cannot assure you that inflation rates will not continue to increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than we have anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures within the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our Company, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our Company, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934. In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including an independent registered public accounting firm which has had a substantial role in the audit of our company, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations.

China Eastern Airlines has not been and is not currently the subject of any SEC investigations, nor are we involved in the proceedings brought by the SEC against these accounting firms. However, if the SEC is successful in the proceedings against these accounting firms, the independent registered public accounting firm, which has had a substantial role in the audit of our Company, could lose temporarily or permanently the ability to practice before the SEC. While we cannot predict the outcome of SEC proceedings, if these accounting firms were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can perform such substantial auditing role of our Company, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act. Such a determination could have a material adverse effect on our Company's reputation and share price of the ADSs. In extreme circumstances where we are unable to rectify this situation, our ADSs could ultimately be delisted from the New York Stock Exchange or we could be required to withdraw our registration with the SEC, or both, which would effectively terminate the trading of our ADSs in the United States.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

•	route allocation;

•	pricing of domestic airfares;

•	the administration of air traffic control systems and certain airports;

•	jet fuel pricing;

•	air carrier certifications and air operator certification; and

•	aircraft registration and aircraft airworthiness certification.

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

Although international air travel generally recovered in 2010 to 2011 due to the gradual global economic recovery, ongoing events in 2012 such as the continued instability of European financial markets and sovereign debt crisis in the Euro Zone, as well as the continued political instability and regional turmoil disputes in the Middle East, may continue to materially and adversely affect economic activity and financial markets, which would have an overall effect on international air travel, and would also weaken demand for air travel to and from those areas.

Furthermore, the risk remains that the global economy, including the PRC economy, may continue to suffer from the continued effects of the global recession and the PRC government may have to readjust its macroeconomic control measures accordingly, causing the growth or demand for our air transport services to slow down, which may negatively affect our business, financial condition and results of operations.

In addition, while the PRC government has instituted certain initiatives in response to the slowdown in the PRC economy, a rapid increase in liquidity in the market as a result of fiscal stimulus measures resulted in the PRC government implementing a number of measures to control such increase, including adjusting interest rates. These foregoing factors and any further declines in economic activity may reduce domestic or international demand and the speed at which domestic or international capacity grows may slow down significantly, which would have a material adverse effect on our revenues, results of operations and liquidity. For example, our cargo business is highly dependent upon servicing the logistics needs of the semi-conductor industry. A slowdown in this particular industry could adversely affect this segment of our business.

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

The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. As a result, our results tend to be volatile and subject to rapid and unexpected change.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airline companies may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership in a PRC airline. Under these limits, non-PRC residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline company. As of December 31, 2012, approximately 30.99% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

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

From 2011 to 2012, our fuel expenses increased by 2.2%, partially as a result of the expansion of our scale of operations, an increase of 2.1% in the average weighted price of jet fuel in 2012 compared to 2011 and our implementation of the policy of transformation from business tax to value-added tax in 2012. Jet fuel prices were volatile in 2011 and into 2012, with heightened political tensions and continued political instability and turmoil in certain Middle Eastern countries. While there was a slight increase during the first quarter of 2012, fuel prices began decreasing and reached its lowest point in July 2012 since January 2012. However, from August to October, fuel prices gradually returned to the same price level as in the first quarter of 2012. In addition, the NDRC has adjusted gasoline and diesel prices in China from time to time, taking into account changes in international oil prices, thereby affecting aviation fuel prices. As such, we cannot assure you that jet fuel prices will not further fluctuate in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any increased jet fuel costs we may encounter in the future.

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

Fuel costs constitute a significant portion of our operating costs and, in 2012, accounted for approximately 36.1% of our total operating costs. Foreign fuel prices were mainly affected by supply and demand dynamics in the global market, while domestic jet fuel prices are primarily controlled by PRC government authorities such as the NDRC and CAAC. We generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we also enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

In the beginning of 2009, the PRC government required prior approval from the PRC government before we can enter into fuel hedging contracts. In October 2011, we have obtained approval from the PRC government to allow us to enter into overseas fuel hedging contracts. For the year ended December 31, 2011, we hedged 17.0% of our annual fuel consumption. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs. All crude oil option contracts signed in past years were settled by December 31, 2012.

Our indebtedness and other obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. During a period of time between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2012, we added a total of 31 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including five A321 aircraft, ten A320 aircraft, six A330-200 aircraft, seven A319 aircraft, two B737-700 aircraft and one B737-800 aircraft. See the section headed “Item 4. Information on the Company — Property, Plant and Equipment — Fleet.” As of December 31, 2012, our total liabilities were RMB99,265.2 million and our accumulated losses were RMB5,426.1 million. As of the same date, our current liabilities exceeded our current assets by RMB35,948.2 million. Our total bank borrowings amounted to RMB45,736.1 million and among which our short-term bank loans and short-term debentures outstanding totaled RMB12,880.0 million as of December 31, 2012. Our substantial indebtedness and other obligations could materially and adversely affect our business and operations, including requiring us to dedicate additional cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage when compared to competitors that have less debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us and limiting our ability to satisfy payment of our existing indebtedness and other obligations under our indebtedness.

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

In addition, the airline industry overall is characterized by a high degree of operating leverage. Due to high fixed costs, including payments made in connection with aircraft leases, and landing and infrastructure fees which are set by government authorities and not within our control, the expenses relating to the operation of any given flight do not vary proportionately with the number of passengers carried, while revenues generated from a particular flight are directly related to the number of passengers carried and the fare structure of the flight. Accordingly, a decrease in revenues may result in a proportionately higher decrease in profits.

We may not be able to secure future financing at terms acceptable to us or at all.

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2012, we had total credit facilities of RMB41.2 billion from various banks, of which credit facilities of RMB27.1 billion are not utilized. We expect to roll over these bank facilities in future years. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. The unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financings or other additional financing on acceptable terms. Although we have secured financing for our aircraft delivered in 2012, we are still in the process of obtaining financing for some aircraft we have scheduled for delivery in future years. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operating or other sources to acquire the aircraft.

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

We are subject to exchange rate fluctuation risk.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2012, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB53,767 million, of which the U.S. dollar liabilities accounted for 93.66%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and development. We usually use hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of U.S. dollars at fixed exchange rates. As of December 31, 2012, foreign currency hedging contracts held by us which are still open amounted to a notional amount of US$58 million (December 31, 2011: US$46 million), which will expire between 2013 and 2017.

 Our Group recorded an increase in net exchange gains during the reporting period. As of December 31, 2011 and 2012, our Group’s exchange gains were RMB1,872 million and RMB148 million, respectively. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, the Group’s results will be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. Our foreign exchange fluctuation risks are also subject to other factors beyond our control. See "Item 3D. Risk Factors - Risks Relating to the PRC - Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities."

We are subject to interest rate fluctuation risk.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2011 and 2012 were RMB62,035 million and RMB67,594 million, respectively, of which short-term liabilities accounted for 33.3% and 37.4%, respectively, and long-term liabilities accounted for 66.7% and 62.6%, respectively. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2011 and 2012, our liabilities denominated in U.S. dollars accounted for 69.1% and 74.5%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 28.8% and 20.5%, respectively, of our total liabilities. Fluctuations in U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. From April 2006 to December 2007, the PBOC raised the benchmark five-year lending rate seven times from 6.39% to 7.83%. Beginning in September 2008, the PBOC decreased the benchmark five-year lending rate five times from 7.83% in September 2008 to 5.94% in December 2008. Since then, the PBOC has raised the benchmark five-year lending rate five times from 5.94% to 7.05% in July 2011, but was reduced twice to 6.55% in July 2012. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which decreased overall in 2011 and increased overall in 2012. The relevant lending rates may further increase in the future as a result of reasons beyond our control, and may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

We may suffer losses in the event of an accident or incident involving our aircraft or the aircraft of any other airline.

As an airline company operating a large jet fleet, we are subject to risks relating to the provision of aviation services. An accident or incident involving one of our aircraft could result in delays, require repair or replacement of a damaged aircraft, which could result in consequential temporary or permanent loss from service and/or significant liability to injured passengers and others. Unforeseeable or unpredictable events such as inclement weather, mechanical failures, human error, aircraft defects and other force majeure events may affect flight safety, which could result in accidents and/or incidents of passenger injuries or deaths that could lead to significant injury and loss claims. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in harm to our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which would harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving the aircraft of any of our competitors may cause demand for air travel in general to decrease, which would adversely affect our results of operations and financial condition.

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

We may from time to time expand our business through acquisitions of airline companies or airline-related businesses. For example, we entered into an agreement with Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines. In addition, on December 20, 2010, our subsidiary, China Cargo Airlines, entered into separate acquisition agreements with Great Wall Airlines and Shanghai Cargo Airlines to acquire each carrier’s cargo business and related assets. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. These acquisitions and the acquisition of Great Wall Airlines have obtained the approval from CAAC, NDRC, and MOFCOM, and were completed on June 1, 2011. In addition, we entered into an equity transfer agreement on August 22, 2012 with our controlling shareholder, CEA Holding, by which we acquired the remaining 20% of the equity interest in China United Airlines Co., Ltd. (“China United Airlines”) for a consideration of RMB83.95 million (the "China United Airlines Acquisition") from CEA Holding. China United Airlines primarily provides domestic passenger and freight air transportation services, and is now a wholly-owned subsidiary of our Company.

We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions mentioned above. See “Item 4. Information on the Company” for details. However, such acquisitions involve uncertainties and a number of risks, including:

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

We cannot assure you that we will not have difficulties in assimilating the operations, technologies, services and products of newly acquired companies or businesses. Moreover, the continued integration of Shanghai Airlines, China United Airlines and other acquisitions into our Company depends significantly on integrating the pre-absorption Shanghai Airlines, China United Airlines and other acquired employee groups with our employee groups and on maintaining productive employee relations. In the event that we are unable to efficiently and effectively integrate newly acquired companies or airline-related businesses into our Company, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.

Our planned joint venture airline with Jetstar Airways (a wholly owned subsidiary of Qantas Airlines), Jetstar Hong Kong, may not proceed and if it does proceed, may not be successful.

On March 23, 2012, we entered into a binding memorandum of understanding (the “MOU”) with Jetstar Airways Pty Limited, a wholly owned subsidiary of Qantas Airlines (“Jetstar Airways”), to establish a joint venture that consists of a new low-cost airline to be based in Hong Kong, Jetstar Hong Kong Airways (“Jetstar Hong Kong”). We and Jetstar Airways have made equal initial capital contributions of US$57.5 million each, and Jetstar Hong Kong will have a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will equally contribute capital amounts to increase the capital of Jetstar Hong Kong to US$198 million. Under the terms of the MOU, we and Jetstar Airways will have equal equity interests in Jetstar Hong Kong. On August 24, 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”) (a wholly owned Hong Kong-based subsidiary of the Company) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with Jetstar International Group Holdings Co., Limited (“JIGH”), a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH formally agreed to establish Jetstar Hong Kong. In September 2012, Jetstar Hong Kong obtained the Certificate of Incorporation in Hong Kong.

However, the establishment of Jetstar Hong Kong remains subject to the execution of certain agreements and the receipt of other relevant regulatory and governmental approvals. As such, we cannot assure you that we and Jetstar Airways will proceed, or will be able to execute such agreements and obtain such approvals and form Jetstar Hong Kong within the timeframe contemplated by the MOU. In addition, Jetstar Hong Kong may not be able to secure the relevant licenses and approvals for its operations, or which are necessary for it to commence operations.

In addition, even if we and Jetstar Airways decide to proceed with the definitive agreements for the establishment of Jetstar Hong Kong, and before Jetstar Hong Kong can actually commence operations, it will need to:

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

Furthermore, we do not have experience operating in the low-cost market and may therefore be required to rely on our joint venture partner, Jetstar Airways, for its expertise, experience and knowledge with respect to the daily operations of a low-cost carrier. The overall success of this venture is uncertain, and we cannot assure you that Jetstar Hong Kong will be profitable or successful or that its results of operations will not materially adversely affect our results of operations and financial condition.

We may be unable to retain key management personnel or pilots.

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

We are required under relevant United States securities rules and regulations to disclose in the reports that we file or submit under the Exchange Act to the United States Securities and Exchange Commission, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2012. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to a decline in investor confidence in the reliability of our financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our market performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

As part of our business strategy, we have adopted various measures for the internationalization of our business and to enhance our competitiveness in the international long-distance flight routes. Due to the differences in certain legal and market environments, we have encountered certain challenges during the course of developing our overseas business. We have also discovered that an individual overseas sales department had certain deficiencies in implementing its internal controls. We have already adopted and will continue to implement measures in order to enhance the internal control of our overseas offices and to ensure the continued development of our overseas business.

We are currently involved in legal proceedings, the outcome of which is uncertain.

On November 21, 2004, a CRJ-200 Bombardier-supplied aircraft then owned and operated by China Eastern Air Yunnan Company, or CEA Yunnan, crashed shortly after leaving Baotou city in the Inner Mongolia Autonomous Region. All 53 people aboard died in the aircraft accident. In 2005, family members of the deceased sued, among other defendants, our Company in a U.S. court for compensation, the amount of which had not been determined. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. In February 2009, the Court of Appeal of California dismissed the plaintiffs’ appeal and affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. Legal documents including summons, prosecution notifications and others have been served on the Company, and trial began on October 10, 2012. We cannot assure you that the court will rule in favor of our Company with respect to the procedure or substance of the litigation, or what amount of damages may be assessed against us should the court find in favor of the plaintiffs.

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

Adverse public health epidemics or pandemics could disrupt businesses and the national economies of China and other countries where we do business. The outbreak of Severe Acute Respiratory Syndrome, or SARS, in early 2003 led to a significant decline in travel volumes and business activities and substantially affected businesses in Asia. Moreover, some Asian countries, including China, have encountered incidents of the H5N1 strain of avian flu, many of which have resulted in fatalities. In addition, outbreaks of, and sporadic human infection with, influenza A (H1N1) in 2009, a highly contagious acute respiratory disease, were reported in Mexico and an increasing number of countries around the world, some cases resulting in fatalities. In addition, in April 2013, there has been an ongoing outbreak of the H7N9 strain of avian flu, which has largely been centered in eastern China, and has resulted in fatalities in that region, including Shanghai. We are unable to predict the potential impact, if any, that the outbreak of influenza A (H1N1) or any other serious contagious disease or the effects of another outbreak of SARS or any strain of avian flu may have on our business.

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

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office and mailing address is Kong Gang San Lu, Number 92, Shanghai, 200335, China. The telephone number of our principal executive office is (86-21) 6268-6268 and the fax number for the Board Secretariat’s office is (86-21) 6268-6116. We currently do not have an agent for service of process in the United States.

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China’s overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China’s airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor’s assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor’s equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See “Item 7. Major Shareholders and Related Party Transactions” for more details. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of April 20, 2013:

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

In August 2002, our Company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited, or CEA Wuhan, in which our Company held a 40% equity interest. CEA Wuhan’s operating results were consolidated with ours from January 2006, when we obtained control of CEA Wuhan. In March 2006, we completed our acquisition of a 38% equity interest and a 18% equity interest in CEA Wuhan from Wuhan Municipal State-owned Assets Supervision and Administration Committee and Shanghai Junyao Aviation Investment Company Limited, respectively, for an aggregate consideration of approximately RMB418 million. In 2012, the existed shareholders of CEA Wuhan and certain new shareholders decided to increase the registered capital of CEA Wuhan from RMB600 million to RMB1,750 million. As of December 31, 2012, we contributed capital of RMB525 million in cash, among which RMB237 million was recognized as registered capital and RMB288 million was credited to the share premium of CEA Wuhan; and the other investors have contributed capital of RMB300 million, among which RMB288 million was recognized as registered capital and RMB12 million was recognized as share premium of CEA Wuhan. Upon completion of aforementioned capital injections, our share percentage in CEA Wuhan will be 60%. CEA Wuhan primarily serves the market in Central China.

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

On December 10, 2008, we entered into an A Share Subscription Agreement with CEA Holding for CEA Holding to subscribe for new A shares to be issued by our Company, and entered into an H Share Subscription Agreement with CES Global for CES Global to subscribe for new H shares to be issued by our Company. Both of these agreements were amended on December 29, 2008. Under the amended agreements, we agreed to issue 1,437,375,000 new A shares to CEA Holding and 1,437,375,000 new H shares to CES Global for an agreed-upon subscription price. On February 26, 2009, we received the approval for the non-public issuances of the A and H shares in a class meeting of A Share Shareholders, a class meeting of H Share Shareholders, and an extraordinary general meeting of shareholders. We completed the issuances of 1,437,375,000 new A Shares to CES Holding and 1,437,375,000 new H shares to CES Global on June 25, 2009 and June 26, 2009, respectively. See “Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding, CES Global and CES Finance.”

On July 10, 2009, our Board approved an issuance of 1,350,000,000 new A shares of the Company to a limited number of specific investors, including CEA Holding, and the issuance of 490,000,000 new H shares of the Company to CES Global. The issuances of the A shares and H shares were completed on December 23, 2009 and December 10, 2009, respectively. See “Item 7.B. Related Party Transactions – Subscription Agreements with CEA Holding, CES Global and CES Finance.”

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

On July 26, 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province, or Yunnan SASAC, entered into an agreement with our Company to jointly establish Eastern Airlines Yunnan Limited Corporation, or EA Yunnan. We will contribute 65% of the registered capital of EA Yunnan, with the remaining 35% contributed by Yunnan SASAC. As of December 31, 2012, we have completed our capital contribution while Yunnan SASAC has not yet completed its capital contribtion. EA Yunnan will focus on the provision of general civil aviation transportation and maintenance services. We believe that EA Yunnan will allow us to further enhance the existing provision of aviation services in Yunnan Province and surrounding regions in eastern China, and enhance our overall competitiveness and business development in the area.

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

On March 23, 2012, we entered into a binding MOU with Jetstar Airways, a wholly owned subsidiary of Qantas, to establish a joint venture that will consist of a new low-cost airline to be based in Hong Kong, Jetstar Airways. On August 24, 2012, EAO, a wholly owned Hong Kong-based subsidiary of the Company, entered into a Shareholders’ Agreement with JIGH, a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH formally agreed to establish Jetstar Hong Kong. We and Jetstar Airways have made equal initial capital contributions of US$57.5 million each, and the joint venture, Jetstar Hong Kong, will has a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will each contribute equal capital amounts to increase the capital of Jetstar Hong Kong to US$198 million. Under the terms of the MOU and Shareholders Agreement, we and Jetstar Airways will hold equal equity interests in Jetstar Hong Kong. In September 2012, Jetstar Hong Kong received the Certificate of Incorporation issued by the relevant Hong Kong government authorities.

On April 27, 2012, the Board resolved and approved to issue short-term commercial paper in the aggregate principal amount of not more than RMB10 billion and for a term of not more than 270 days for each issuance, which can be issued in multiple tranches on a rolling basis. On September 13, 2012, we issued the first tranche of short-term commercial paper in the amount of RMB4 billion at 4.1%, due within 270 days of the issuance. The use of proceeds from this issuance were to repay bank loans, improve our financing structure and replenish short-term working capital.

On June 12, 2012, the Board resolved and approved to issue corporate bonds in the aggregate principal amount of not more than RMB8.8 billion and for a term of not more than ten years for a single or multiple issuances. We received CSRC approval for this issuance on December 12, 2012. On March 20, 2013, we issued the first tranche of corporate bonds in the amount of RMB4.8 billion at 5.05% due 2023. The use of proceeds from this issuance were to repay bank loans, improve our financing structure and replenish short-term working capital.

On September 11, 2012, the Board resolved and approved the “Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited” and the “Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited,” according to which, (i) CEA Holdings and CES Finance would subscribe in cash for 241,547,927 and 457,317,073 new A Shares, respectively, at the subscription price of RMB3.28 per share; and (ii) CES Global would subscribe in cash for 698,865,000 new H Shares (nominal value of RMB1.00 each) at the subscription price of HK$2.32 per share. On January 31, 2013, the CSRC approved our proposed issue of no more than 698,865,000 new H Shares with a nominal value of RMB1.00 each. The Public Offering Review Committee of CSRC reviewed and conditionally approved our application relating to the non-public issue of new A Shares of the Company on February 25, 2012.

 The table below sets forth details of our operating fleet as of December 31, 2010, 2011 and 2012:

	No. of Aircraft Owned And under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases	No. of Aircraft Owned and under Finance Leases	No. of Aircraft under Operating Leases
	2010		2011		2012
A340-600	5	—	5	—	5	—
A340-300	5	—	5	—	—	—
A330-300	8	7	8	7	8	7
A330-200	2	3	4	3	10	3
A300-600R	7	—	7	—	7	—
A321	20	—	22	—	27	—
A320	71	24	88	24	98	33
A319	5	10	5	10	12	8
B737-800	15	46	16	48	17	56
B737-700	33	19	35	19	37	18
B737-300	16	—	16	—	16	—
B757-200	5	5	5	5	5	5
B767	9	1	6	1	6	1
EMB-145LR	10	—	10	—	10	—
CRJ-200	8	2	8	—	8	—
Hawker800	1	—	1	—	—	—
A300-600R	3	—	3	—	3	—
B747-400ER	2	—	2	3	2	3
MD-11F	—	7	—	3	—	3
B757-200F	—	2	—	2	—	2
B777F	—	4	—	6	—	6
Total	225	130	246	131	271	145

B.	Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue-tonne-kilometers and number of passengers carried in 2012, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial center and the international shipping center of China. We serve a route network that covers 1,000 domestic and foreign destinations in 187 countries through Skyteam. We operate primarily from Shanghai’s Hongqiao International Airport and Pudong International Airport, which collectively ranked the first and second largest airport in terms of cargo and mail traffic and passenger traffic (as measured in total freight weight and total passenger number in China in 2012), respectively. In 2012, we accounted for 50.2% and 38.4% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 48.2% and 36.6% of the market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput.

We have received many awards, recognitions and accolades through the years. We were recognized as one of the “Most Innovative PRC Companies” by Fortune Magazine in 2011, and our “China Eastern Airlines” brand was awarded China’s Famous Trademark by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including “Golden Tripod Prize”, which was the highest award awarded at the 8th Annual Meeting of China’s Securities Market, Golden Bauhinia Award for "The Listed Company with Best Brand Value 2012" by China Securities, "2012 Best Mid-Cap Company and Best Managed Company in China" by Asiamoney Magazine ,“Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, “2012 TOP 25 CSR (Corporate Social Responsibility) Ranking” by Fortune China Magazine, “2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20” by Southern Weekly, “The Best Board of Directors of State-owned Listed Holding Companies of China Top 20” by various major financial media, including Moneyweek, “Healthy China – Best Employee Health & Benefit Unit” by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, “Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit” by China Institute of Internal Audit, “Best 100 Employer” by Zhilian Zhaopin, a major online recruiting website in China, and “The World’s Most Improved Airline” by SKYTRAX, a United Kingdom-based aviation research organization.

Compared to 2011, our traffic volume (as measured in RTKs) increased by 7.5%, from 13,402 million in 2011 to 14,406 million in 2012. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased from 100,895 million in 2011 to 109,113 million in 2012, or 8.1%. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 6.3%, from 4,421 million in 2011 to 4,701 million in 2012.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
	(Millions	(Millions	(Millions
	of RMB)	of RMB)	of RMB)
Traffic revenues
Passenger	54,625	60,383	61,038
Cargo and mail	5,810	5,482	5,237
Fuel surcharges	6,956	10,649	13,169
Total traffic revenues	67,391	76,514	79,444

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
Passenger Traffic (in RPKs) (millions)	93,153	100,895	109,113
Domestic	66,310	70,933	76,156
Regional (Hong Kong, Macau and Taiwan)	4,074	3,811	3,852
International	22,769	26,151	29,105

Passenger Capacity (in ASKs) (millions)	119,451	127,891	136,724
Domestic	83,421	88,013	95,168
Regional (Hong Kong, Macau and Taiwan)	5,576	5,193	5,084
International	30,453	34,685	36,472

Passenger Yield (RMB)	0.63	0.68	0.65
Domestic	0.64	0.69	0.66
Regional (Hong Kong, Macau and Taiwan)	0.78	0.81	0.84
International	0.60	0.63	0.62

Passenger Load Factor (%)	77.98	78.89	79.81
Domestic	79.49	80.59	80.02
Regional (Hong Kong, Macau and Taiwan)	73.05	73.39	75.77
International	74.77	75.40	79.80

The primary focus of our business is the provision of domestic, regional and international passenger airline services. Currently we serve a route network that covers 1,000 domestic and foreign destinations in 187 countries through SkyTeam.

Our domestic routes generated approximately 70.2% of our passenger revenues. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 21 flight routes between mainland China and Hong Kong. In addition, we operated approximately 19 routes between mainland China and Taiwan and two routes between China and Macau. Our regional routes accounted for approximately 4.5% of our passenger revenues in 2012. In April 2010, we entered into a strategic framework agreement with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan.

In 2012, we introduced several new international routes, including Shanghai-to-Cairns, Zhengzhou-to-Shanghai-to-Osaka, Wuhan-to-Pudong-to-Shizuoka, Qingdao-to-Wuhan-Singapore, Hangzhou-to-Phuket and Hangzhou-to-Bangkok. We have also increased the number of flights for certain international routes during peak travel seasons. In addition, due to the change of relationship between China and Japan, certain flights and jet fleet resources that were originally allocated for routes to and from Chinese and Japanese destinations were diverted and re-allocated to China-to-Southeast Asia routes. Revenues derived from our operations on international routes accounted for approximately 25.3% of our passenger revenues.

Most of our international and regional flights and a substantial portion of our domestic flights either originate or terminate in Shanghai, the central hub of our route network. Our operations in Shanghai are conducted primarily at Hongqiao International Airport and Pudong International Airport. Most of our international flights to or from Shanghai originate or terminate at Pudong International Airport. Pudong International Airport is located approximately 30 kilometers from the central business district of Shanghai. We moved our operations at Hongqiao International Airport to terminal two of Hongqiao International Airport on March 16, 2010.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively. With Shanghai as our main hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets. By the end of 2012, we established a preliminary flight frequency of “four-in-four-out” at Shanghai Pudong International Airport, with “four-in-four-out” currently also being established at Kunming Airport, both of which are expected to increase the transfer and connection services via Kunming to Southeast Asia, South Asia and Western Asia. Xi’an Airport is also in the process of establishing a “three-in-three-out” flight frequency.

We will also continue to develop our operations in Beijing and Guangzhou as our principal bases for northern China and southern China, respectively. In particular, we have actively strengthened our position in the Beijing market. Facing the relatively saturated time slot resources of flights at Beijing Capital International Airport, we integrated China United Airlines, the sole operator of Beijing Nanyuan Airport and the Hebei Branch of the Company, to establish the new China United Airlines, which has fully utilized the time slots at Nanyuan Airport. China United Airlines has added six B737 aircraft, which has led to increased flight frequency from Beijing Nanyuan Airport to Shenzhen, Xiamen and Changsha, and has enhanced our market share in Beijing market.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2012:

	Year Ended December 31,
	2010	2011	2012
Cargo and Mail Traffic (in RFTKs) (millions)	4,308	4,421	4,701
Domestic	980	934	923
Regional (Hong Kong, Macau and Taiwan)	155	148	117
International	3,173	3,338	3,661

Cargo and Mail Capacity (in AFTKs) (millions)	7,137	7,152	7,416
Domestic	2,031	1,987	1,966
Regional (Hong Kong, Macau and Taiwan)	313	312	239
International	4,792	4,853	5,211

Cargo and Mail Yield (RMB)	1.95	1.83	1.71
Domestic	1.28	1.44	1.44
Regional (Hong Kong, Macau and Taiwan)	4.54	4.49	3.94
International	2.04	1.82	1.70

Cargo and Mail Load Factor (%)	60.37	61.81	63.39
Domestic	48.27	47.01	46.92
Regional (Hong Kong, Macau and Taiwan)	49.59	47.60	48.91
International	66.20	68.78	70.26

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

Our Operations by Geographical Segment

Our revenues (net of business tax) by geographical segment are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

•	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

   The following table sets forth our revenues by geographical segment for each of the three years ended December 31, 2012:

	2010	2011	2012
	(millions of RMB)	(millions of RMB)	(millions of RMB)
Domestic	49,692	56,014	57,282
Regional (Hong Kong, Macau and Taiwan)	3,901	3,771	3,682
International	20,211	22,618	24,289
Total	73,804	82,403	85,253

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

Prior to 2003, there was no direct air link between mainland China and Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continue to include eight airports in various cities in Taiwan. At the end of 2011, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports.

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

Domestic Fuel Supply and Pricing

The Civil Aviation Oil Supply Company, or CAOSC, which is supervised by SASAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The PRC government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues a guidance price. The retail price at which the CAOSC resells fuel to airline customers is set within a specified range based on this guidance price.

 In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and CAAC from 2006 to 2008. In the second half of 2008, international crude oil prices decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel (the “2009 Notice”) by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines, at the airline’s discretion, but within certain limits for imposing fuel surcharges as set forth in the 2009 Notice. On March 31, 2010, the NDRC and CAAC issued the Notice Regarding the Publication of Passenger Fuel Surcharges Rate on Domestic Routes, which reduced the standard fuel surcharge by 3.1% for domestic routes. In addition, on March 31, 2011, the NDRC and CAAC issued another similar notice, which further adjusted the standard fuel surcharge downwards. From August 1, 2011, according to the Announcement on the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel, issued by the NDRC and CAAC, the rate of domestic route fuel surcharges will be adjusted each month if the difference in consolidated purchase costs for domestic aviation coal oil fuel exceeds RMB250 per ton.

Safety

The CAAC has made the continued improvement of air traffic safety in China a high priority. The CAAC is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines, which have been formulated based on international standards. Each Chinese airline is required to provide flight safety reports to the CAAC, including reports of flight incidents or accidents involving its aircraft which occurred during the relevant reporting period and other safety related problems. The CAAC conducts safety inspections on each airline periodically.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards (MH/T2001-2013), which became effective as of March 1, 2013. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see “– Maintenance and Safety – Safety.”

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

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot individually or together hold a majority of our total outstanding shares. As of December 31, 2012, approximately 30.99% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on December 24, 2011, Chinese investors should be the controlling shareholders of a PRC air transportation company.

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

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. In addition, we are facing increasing competition from certain low-cost carriers, such as Spring Airlines, in the domestic market. Spring Airlines competes with us, as it operates daily domestic routes to certain destinations such as Harbin, Shenyang, Guangzhou, Xiamen, Sanya, Kunming and Chongqing, which are covered in our domestic routes. However, we believe we are well-positioned to compete against domestic low-cost carriers due to our expansive route network, competitive pricing, greater availability of flight services to these destinations and strong brand name.

We also face competition from other domestic carriers in our air cargo business. However, we believe our absorption of Shanghai Airlines in early 2010 will strengthen our market positioning within the domestic market, particularly with respect to routes to and from Shanghai. In addition, we believe that relevant air cargo assets of Shanghai Airlines, Great Wall Airlines and Shanghai International Freight Airlines Co., Ltd. have strengthened our competitive position in the domestic air cargo sector. We have also recently initiated a strategy to accelerate the transition of our role from air cargo transportation enterprise to aviation and logistics services provider. On December 26, 2012, we established China Eastern Airlines Logistic Company by merging China Cargo Airlines and Eastern Logistics, which we believe will facilitate our development of services with respect to courier, logistics solutions and aviation trade and on-site logistics services platforms.

Domestic Rail

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

With a PRC national high-speed railway network expected to be established and fully functional sometime in 2013, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services.

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Cathay Pacific Airways ("Cathay"), and Hong Kong Dragon Airlines Limited ("Dragonair"). We currently operate approximately 21 flight routes between Chinese cities and Hong Kong. Cathay and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our ShanghaiHong Kong, Hangzhou-Hong Kong, Nanjing-Hong Kong and Shanghai-Macau routes. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. At the end of 2011, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi’an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Shijiazhuang and Qingdao. Through our absorption of Shanghai Airlines in 2010, we have added three additional direct routes to Taipei from Shanghai, Tianjin and Nanjing. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

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

Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China’s operations, is the destination for most international flights to China. We primarily compete with Air China, All Nippon Airways, Japan Airlines, and Spring Airlines on our passenger routes to Japan. On our Korean routes, we compete with China Southern Airlines, Air China and Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines, Malaysia Airlines, Air Asia and Vietnam Airlines. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Alitalia. We compete with Air China, China Southern Airlines and Qantas Airways on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements. To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In 2012, we implemented code-sharing programs covering 274 destinations along 429 routes with SkyTeam member airlines. See “ – Marketing and Sales – SkyTeam Alliance.”

In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy over 525 lounges world-wide.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 12,698 workers as maintenance and engineering personnel as of December 31, 2012. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

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

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and hold 51% and 49%, respectively, of the equity interests in the joint venture. Moreover, after our absorption of Shanghai Airlines, we took over its 15% equity interest in Boeing Shanghai Aviation Services Co., Ltd. (“Boeing Shanghai”). As of December 31, 2012, Boeing (China) Investment Co., Ltd., Shanghai Airport (Group) Co., Ltd. and Boeing (Asia) Services Investment Limited hold 35.3%, 25.0% and 24.7%, respectively, of the remaining equity interest. Boeing Shanghai was founded in 2006 with a registered capital of US$85,000,000, and operates a maintenance hangar with the capacity to provide aircraft modification and maintenance services for two wide-body aircraft and one narrow-body aircraft and provides aircraft modification and maintenance services. In addition, we also hold 50% of Shanghai Airlines’ previous equity interest in Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”). The remaining equity interest is held by Sichuan Haite High-Tech Co., Ltd. Shanghai Hute was founded in 2003 with a registered capital of RMB30,000,000, and provides maintenance services for aviation equipment. The enhancement of our maintenance capabilities allows our Company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

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

In 2012, we continued to strengthen our Safety Management System ("SMS"). We issued work implementation plans that provided specific measures to address risks such as lighting strikes, hard aircraft landings and communication systems failures. In addition, we established the Nantong Airport training base to provide additional training programs for our flight crews. Furthermore, we formulated the “Assessment and Remuneration Packages of Star-rating flight Crew Members”, which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, discipline and provision of services.

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

Cyber-security

With respect to our internal policies on cyber-security and internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. Furthermore, we have entered into a strategic cooperation plan with the China Information Technology Security Evaluation Center by which their trained engineers evaluate our internal data security policies and cyber-security measures. In 2012, we established and announced two internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Management Regulation, and China Eastern Airlines Information System Application and Development Safety Regulation, which we believe will strengthen our information safety management systems and overall cyber-security defenses. During the year ended December 31, 2012, we did not experience any material cyber-security incidents or related losses.

Fuel Supplies

Fuel costs represented approximately 36.10% of our operating expenses in 2012. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2012, we consumed approximately 4.2 million tonnes of fuel, an increase of 7.2% from 2011. Our aviation fuel expenditures reached RMB29,872 million (based on value-added tax), representing an increase of 2.20% from RMB29,229 million last year, as a result of the expansion of our operations and an increase of approximately 2.14% in the average weighted price of aviation fuel in 2012. We implemented the policy of transformation from business tax to value-added tax in 2012. If calculated in line with the business tax, aviation fuel costs for 2012 grew by 9.52% from last year, and the increase in price of jet fuel increased aviation fuel expenditures by approximately RMB671 million. The increase in aviation fuel consumption resulted in an increase in aviation fuel expenditures of approximately RMB2,111 million. Jet fuel prices were volatile in 2011 and into 2012, with heightened political tensions between certain Middle Eastern countries and the United States, as well as continued political instability and turmoil in certain Middle Eastern countries. While there was a slight increase during the first quarter of 2012, fuel prices began decreasing and reached its lowest point in July 2012 since January 2012. However, from August to October, the fuel prices gradually returned to the same price level as in the first quarter of 2012. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached over 18 million in 2012. The special services hotline “95530” call center was established and came into operation in 2004. In addition, in 2012, we further expanded our marketing efforts to certain travelers by offering four frequent-flyer products that target different levels of demand and consumption, which include the "Eastern Premium", which provides concierge-style services to business travelers; "Eastern Privileges", which provide door-to-door services for potential high-net worth travelers; "Eastern Far Reach", which provides services to special-needs travelers; and "Eastern Shuttle", which provides travelers bound for Yunnan with itinerary design, transit and other value-added services.

In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch “Air-Rail Pass Transportation” products in 13 cities in the Yangtze River Delta including Nanjing, Hangzhou and Suzhou in 2012. Our domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed a air-rail two-way transportation product, which has helped us broaden our customer resources. Meanwhile, in response to the low seasons, we have launched travel products such as “Journey to the Three Regions in Southern China” (Yunnan, Hainan and Jiangnan) and “Journey to the West” (trip to greater western China via Xi’an), which has effectively enhanced passenger load factor for flights during low seasons.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In 2012, we added over 200 group clients, of which 15 are global group clients, and the total number of our group clients amounts to over 4,500. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail store owners by increasing the number of co-operative stores to 74, covering various industries such as financial services, hotel, car rental and health services. Our Eastern Miles members may accumulate and redeem points in these retail stores and the total number of exchangeable goods through this program has increased to over 850 items. By the end of 2012, we had over 3 million new Eastern Miles members, with a total of 18 million members.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns and upgrading and expanding the services offered by our online sales system. In 2012, we introduced "China Eastern Mobile E", a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services.

We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents. Our tickets are sold throughout China through over 8,400 large and mid-sized sales agencies and travel agencies who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York, San Francisco and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg London, Moscow, Paris, Rome, Madrid, Brussels and Munich; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney. We maintain around 50 overseas sales or representative offices as of December 31, 2012.

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA represents approximately 240 airlines and comprises approximately 94% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011. As of the date of this Annual Report, we have entered into frequent flyer and airport lounges agreements with 19 SkyTeam member airlines and implemented code-sharing programs covering 274 destinations along 429 routes with SkyTeam member airlines, as well as 130 destinations along 142 routes with non-SkyTeam member airlines, which has further broadened the coverage of the Group’s route network.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer its passengers seamless transit to over 1000 destinations in 187 countries under a single plane ticket with direct luggage services. Passengers may also enjoy the comfort of more than 490 VIP airport lounges of SkyTeam around the world. The entry of our Company as well as Shanghai Airlines into SkyTeam became effective on June 21, 2011. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2012, we established a global freight transportation command center, which enables us to fully control and manage our operations at over 58 freight terminals, as well as implemented certain international quality benchmarks in accordance with Cargo2000, a quality control management standard for international aviation freight transportation operations, which we will believe will enable us to strengthen the cargo transportation services that we are able to provide.

Our subsidiary, China Cargo Airlines, formally signed a letter of intent on June 6, 2012 to join SkyTeam Cargo, currently the world’s only airline cargo alliance, which will enable it to further expand its cargo network coverage, strengthen its transit capacity, provide better and more efficient ground services, while lowering operational costs. We expect China Cargo Airlines to receive formal SkyTeam Cargo membership in late 2013.

 Tourism and Travel Services, Logistics Services and Ancillary Activities

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

With our subsidiary, Shanghai Airlines, we derive revenue from tourism and travel services through Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Tours”). Shanghai Tours provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. Shanghai Tours is a member of the China Association of Travel Services and Shanghai Association of Tourism (International and Domestic Travel Services divisions), as well as a member of Shanghai Association of Quality, and has been admitted into many international travel organizations including the IATA. Shanghai Tours has won several awards as a travel services provider, as well as awards and honors for its professional staff and vacation package offerings.

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2012, we generated net revenues of approximately RMB2,119 million from our airport ground services and cargo handling services (2011:RMB2,383 million; 2010:RMB2,631 million).

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

In 2012, we leveraged on our internal resources to establish a business platform that provides diversified logistics and management solutions and services under the Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics"), which includes the integrated operations of China Cargo Airlines and Shanghai Far Eastern Airlines Logistics Co., Ltd. Eastern Logistics is expected to engage in shipping agency, ground cargo handling, logistics, road freight transport (general freight), warehousing and property management. We believe Eastern Logistics will enable us to develop new revenue sources and diversify our ancillary operations, while responding to customer demand for one-stop cargo transportation and logistics services. See "Item 7. Major Shareholders and Related Party Transactions."

Patents and Trademarks

We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole.  In addition, we own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China.

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited ("PICC"), and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which our Company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also “Item 3. Key Information — Risk Factors — Risks Relating to the Company — Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations” for more information on our Company’s insurance coverage.”

 C. Organizational Structure

See the section headed “Item 4. Information on the Company — History and Development of the Company”.

D. Property, Plant And Equipment

Fleet

As of December 31, 2012, we operated a fleet of 428 aircraft, including 397 passenger aircraft, most with a seating capacity of over 100 seats, 19 freighters and 12 business aircraft in custody. In 2012, we completed: (i) the purchase and finance-lease of a total of 31 aircraft, including five A321 aircraft, ten A320 aircraft, six A330–200 aircraft, seven A319 aircraft, two B737–700 aircraft and one B737–800 aircraft; (ii) the operating- lease of 18 aircraft, including nine A320 aircraft and nine B737–800 aircraft; and (iii) the retirement of ten aircraft, including disposal of five A340–300 aircraft and one Hawker800 aircraft; and surrender of the lease of two A319 aircraft, one B737–800 aircraft and one B737–700 aircraft.

On April 27, 2012, we entered into a purchase agreement with Boeing Company in Shanghai, China regarding the purchase of 20 Boeing B777- 300ER aircraft. On the same date, we entered into a disposal agreement with Boeing Company regarding the disposal of five Airbus A340-600 aircraft. On November 23, 2012, we entered into a purchase agreement with Airbus SAS in Shanghai, China regarding the purchase of 60 Airbus A320 series aircraft. On the same date, we entered into a disposal agreement with Airbus SAS regarding the disposal of eight CRJ aircraft and ten EMB aircraft. For details, please refer to the announcements furnished to the SEC on Form 6-K dated April 27, 2012 and November 23, 2012. We plan to continue to expand our scale in 2013 and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

As of December 31, 2012, we had a fleet of 428 aircraft, including 397 passenger aircraft each with a seating capacity of over 100 seats, 19 freighters and 12 business aircraft in custody. The following table sets forth the details of our fleet as of December 31, 2012:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Number of Seats	Average Age (in years) (1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	322	8.3
A330-300	15	8	7	300	5.0
A330-200	7	10	3	264	4.0
A300-600R	7	7	—	271	17.3
B767	7	6	1	253	11.0
Narrow-body:
A321	27	27	—	177	4.1
A320	131	98	33	158	6.7
A319	20	12	8	122	9.0
B737-800	73	17	56	164	4.6
B737-700	55	37	18	134	6.6
B757-200	10	5	5	184	6.4
B737-300	16	16	—	136	16.4
EMB 145LR	10	10	—	50	5.5
CRJ-200	8	8	—	50	10
Total Passenger Aircraft:	397	266	131	N/A	N/A

Cargo Aircraft:
MD-11F	3	—	3	—	4.6
A300-600R	3	3	—	—	21.8
B747	5	2	3	—	4.8
B757-200F	2	—	2	—	5.7
B777F	6	—	6	—	1.5
Total Cargo Aircraft:	19	5	14	N/A	N/A
Total number of passenger aircraft and freighters	416	271	145	N/A	N/A
	No. of custody
Business Aircraft	12
Total Fleet	428

(1)	The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.8 hours in 2012, remaining the same as in 2011. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2012:

	2010	2011	2012
	(in hours)
Wide-body:
A340-600	11.9	12.0	12.3
A330-300	9.4	9.4	9.2
A330-200	13.8	14	13.7
A300-600	8.5	8.1	7.5
B767-300	9.1	10.2	10.8
Narrow-body:
A321	9.6	9.5	9.1
A320	10	10.3	10.3
A319	9.5	9.2	8.5
B737-800	10.3	10.1	10.3
B737-700	9.7	9.9	9.9
B737-300	9.3	9.4	9.0
EMB 145	8.3	9.7	9.7
CRJ-200	6.6	6.7	5.9
B757-200	8.9	8.3	7.9
Total Passenger Aircraft Average	9.7	9.8	9.9

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. Our Airbus A340-600 aircraft are primarily used for our routes to the United States, Europe, Korea and other international destinations, including Los Angeles, New York, London, Paris, Seoul, and Bangkok, and on major domestic routes to cities. Our Airbus A330 aircraft are primarily used for our Beijing-Shanghai and Singapore, Australia, India, Japan and Korea routes. Our Airbus A320 and Boeing B737 aircraft are suitable for middle and short distance flights and are primarily used for our domestic routes. Our Airbus A320 aircraft are also used primarily on our Hong Kong routes. Our EMB145LR and CRJ-200 aircraft are mainly used on our domestic short-distance routes.

Our MD-11F, A300-600R, B777F and B747-400ER aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. The following table summarizes our currently anticipated introduction and retirement of aircraft from 2013 to 2017 as of December 31, 2012:

	2013E		2014E		2015E		2016E		2017E
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A320 Series	22	4	26	-	31	-	20	-	15	-
A330 Series	8	-	8	-	7	-	-	-	-	-
A340 Series	-	-	-	1	-	4	-	-	-	-
B737NG	26	5	24	-	35	-	15	-	-	-
B757	-	-	-	1	-	1	-	-	-	-
B777-300ER	-	-	4	-	5	-	5	-	3	-
Regional Aircraft	-	-	-	8	-	5	-	5	-	-
A300-600F	-	3	-	-	-	-	-	-	-	-
B747	-	-	-	1	-	1	-	-	-	1
B757F	-	-	-	-	-	2	-	-	-	-
MD11	-	2	-	-	-	0	-	-	-	-
Total	56	14	62	11	78	13	40	5	18	1

The actual quantity and time for the introduction and retirement of any of these aircraft or any additional aircraft may depend on such factors as general economic conditions, the levels of prevailing interest rates, foreign exchange rates, the level of inflation, credit conditions in the domestic and international markets, conditions in the aviation industry in China and globally, our financial condition and results of operations, our financing requirements, the terms of any financing arrangements, such as finance leases, and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

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

Operating Facilities

Our Company (including subsidiaries and branches) had operations on 39 parcels of land, occupying a total area of approximately 1.8 million square meters, as of December 31, 2012. In addition, as of December 31, 2012, our Company (including subsidiaries and branches) owned approximately 1,618 buildings with a total gross floor area of approximately 639,802.37 square meters. Our Company and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings.

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

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 5.7%, from 18,662.5 ATKs in 2011 to 19,721.4 ATKs in 2012, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 6.9%, from 127,890.8 ASKs in 2011 to 136,724.0 ASKs in 2012. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 7.5%, from 13,402.1 RTKs in 2011 to 14,406.5 RTKs in 2012.

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

A.	Operating Results

The following tables set forth our summary income statement and balance sheet data as of and for the years indicated:

		Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
		(in millions, except per share data)
Summary Income Statement Data (IFRS)
Revenues	41,073	38,989	73,804	82,403	85,253
Other operating income	672	1,288	658	1,062	1,720
Operating expenses	(56,828)	(38,456)	(68,765)	(79,292)	(82,745)
Operating profit/(loss)	(15,083)	1,821	5,697	4,173	4,228
Finance (costs)/income, net	(267)	(1,549)	(347)	561	(1,349)
Profit/(loss) before income tax	(15,256)	249	5,418	4,841	3,012
Profit/(loss) for the year attributable to the equity shareholders of the Company	(15,269)	169	4,958	4,576	2,954
Earnings/(loss) per share attributable to the equity shareholders of the Company (1)	(3.14)	0.03	0.44	0.41	0.26

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Balance Sheet Data (IFRS)
Cash and cash equivalents	3,451	1,735	3,078	3,861	2,512
Net current liabilities	(43,458)	(28,648)	(27,184)	(29,679)	(35,948)
Non-current assets	62,652	64,988	91,254	101,031	111,144
Long term borrowings, including current portion	(15,628)	(16,928)	(27,373)	(30,321)	(32,856)
Obligations under finance leases, including current portion	(20,809)	(19,370)	(19,208)	(20,261)	(21,858)
Total share capital and reserves attributable to the equity shareholders of the Company	(13,097)	1,235	15,271	20,126	22,926
Non-current liabilities	(31,833)	(34,665)	(47,508)	(49,547)	(50,642)
Total assets less current liabilities	16,204	36,341	64,069	71,352	75,196

(1)	The calculation of loss per share for 2008 is based on the consolidated loss attributable to the equity shareholders of the Company and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000; The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares outstanding. The calculation of earnings per share for 2011 and 2012 are based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares outstanding.

2012 Compared to 2011

Revenues

Our revenues increased by 3.5%, from RMB82,403 million in 2011 to RMB85,253 million in 2012 (net of the applicable PRC business tax). Revenues increased in our passenger business operation, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, while revenue decreased in our cargo and mail business operation, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2012, we transported a total of 73,077 million passengers, representing an increase of 6.3%, from 68,725 million passengers in 2011. Our total passenger traffic (as measured in RPKs) increased by 8.1%, from 100,895 million passenger-kilometers in 2011 to 109,113 million passenger-kilometers in 2012 and our total cargo and mail traffic (as measured in RFTKs) increased by 6.3%, from 4,421 million freight tonne-kilometers in 2011 to 4,701 million freight tonne-kilometers in 2012. Our average yield for our passenger operations decreased by 4.4%, from RMB0.68 per passenger-kilometer in 2011 to RMB0.65 per passenger-kilometer in 2012 primarily due to increased yields resulting the PRC transportation industry-wise conversion from business tax to value-added tax, effective January 1, 2012.

Our average yield for our cargo and mail operations decreased by 6.4%, from RMB1.83 per tonne-kilometer in 2011 to RMB1.71 per tonne-kilometer in 2012, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2011 and 2012:

			2012 vs. 2011
	Year Ended December 31,		Increase	% Increase
	2011	2012	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues (1)	76,514	79,444	2,930	3.8
Passenger	68,434	71,419	2,985	4.4
Passenger revenue excluding fuel surcharges	60,383	61,038	655	1.1
Fuel surcharges	8,051	10,381	2,330	28.9
Cargo and mail	8,080	8,025	(55)	(0.7)
Cargo and mail revenue excluding fuel surcharges	5,482	5,237	(245)	(4.5)
Fuel surcharges	2,598	2,788	190	7.3
Others (2)	5,889	5,809	(80)	(1.4)
Total Operating Revenue	82,403	85,253	2,850	3.5

(1)	Before January 1, 2012, the major elements of our revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the Notice of Exemption of Business Tax on the Provision of International Transportation Services (Cai Shui [2010] No. 8), jointly issued by the MOF and the SAT, our revenues from the provision of international transportation services were exempt from business tax as of January 1, 2010. Pursuant to the Notice of the Pilot Program for the Transformation of Transportation and Certain Modern Service Industries in Shanghai from Business Tax (“BT”) to Value Added Tax (“VAT”) (Cai Shui [2011] No. 111), issued by the MOF and SAT (the "Shanghai Notice"), traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and certain other income) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from January 1, 2012, rather than BT rates.

Pursuant to the Notice of the Pilot Program for the Transformation of Transportation and Certain Modern Service Industries from BT to VAT in Beijing and Eight Other Provinces and Cities (Cai Shui [2012] No.71), issued by MOF and SAT (the "Beijing Notice" and collectively with the Shanghai Notice, the "Notices"), traffic revenue and other revenues (including ground service income, cargo handling income, commission income and certain other income) generated by subsidiaries located in Beijing and other eight provinces/cities included in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from September 1, 2012 to December 1, 2012.

VAT generated from purchase of fuel, take-off and landing services, food and beverages, property, plant and equipment, and certain BT paid by the branches of the Company that are beyond the scope of the Notices can be used to deduct the VAT output generated from taxable revenue. The traffic revenue and other revenue generated from operations located in other locations of China will continue to be subject to BT at rates of 3% or 5%. As a result of the implementation of aforementioned Notices and changes from BT to VAT, the relevant results of operations from the affected portions of our operations have been changed to VAT from BT. As such, our revenues for the year ended December 31, 2012 decreased by RMB2,954 million and our operating expenses decreased by RMB3,132 million, which resulted in an increase in profit before income tax of RMB178 million for the year ended December 31, 2012. BT incurred and offset against revenues for the year ended December 31, 2012 amounted to approximately RMB670 million (2011: approximately RMB1,803 million).

(2)	Includes ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB2,985 million, or 4.4%, from RMB68,434 million in 2011 to RMB71,419 million in 2012. This increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 70.2% of our total passenger traffic revenues in 2012, increased by 2.4%, from RMB48,963 million in 2011 to RMB50,141 million in 2012. The increase was primarily due to increased flight capacity on domestic routes and steady demand from the continued growth of the PRC economy. Compared to 2011, our domestic passenger traffic (as measured in RPKs) increased by 7.4%, from 70,933 million in 2011 to 76,156 million in 2012. The number of passengers carried on domestic routes increased by 6.1%, from 58.8 million in 2011 to 62.4 million in 2012. Our passenger-kilometers yield for domestic routes decreased from RMB0.69 per passenger-kilometer in 2011 to RMB0.66 per passenger-kilometer in 2012.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 4.5% of our total passenger traffic revenues in 2012, increased by 4.7%, from RMB3,078 million in 2011 to RMB3,221 million in 2012. The increase was primarily due to increased ticket prices, which led to a increase of 1.1%, from 3,811 million in 2011 to 3,852 million in 2012, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 3.6%, from 2.7 million in 2011 to 2.8 million in 2012. Our passenger-kilometers yield for regional routes increased from RMB0.81 per passenger-kilometer in 2011 to RMB0.84 per passenger-kilometer in 2012.

International passenger traffic revenues, which accounted for 25.3% of our total passenger traffic revenues in 2012, increased by 10.2%, from RMB16,393 million in 2011 to RMB18,056 million in 2012. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 11.3% in 2011, from 26,151 million in 2011 to 29,105 million in 2012. The number of passengers carried on international routes increased by 9.1%, from 7.2 million in 2011 to 7.9 million in 2012. Our passenger-kilometers yield for international routes decreased from RMB0.63 per passenger-kilometer in 2011 to RMB0.62 per passenger-kilometer in 2012.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 0.7%, from RMB8,080 million in 2011 to RMB8,025 million in 2012, which accounted for 9.4% of our total operating revenues in 2012. Revenue from cargo and mail traffic via belly-hold cargo space on the Company’s passenger aircraft was RMB2,389 million, which accounted for 29.8% of total freight revenue and 3.0% of total traffic revenue in 2012. Cargo and mail yield decreased from RMB1.83 in 2011 to RMB1.71 in 2012 per cargo tonne-kilometer, or 6.56% compared to the same period in 2011, primarily as a result of the general slowdown of the global economy that affected cargo volumes.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 16.6% of our total cargo and mail traffic revenues in 2012, decreased by 1.3%, from RMB1,350 million in 2011 to RMB1,332 million in 2012. This decrease was primarily due to the increased competition from other cargo carriers which resulted in decreased shipping fees and cargo and mail volume. Our freight tonne-kilometers yield for domestic routes remained RMB1.44 per tonne-kilometer in 2011 and 2012.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 5.7% of our total cargo and mail traffic revenues in 2012, decreased by 30.9%, from RMB666 million in 2011 to RMB461 million in 2012. This decrease was primarily due to decreased demand in the regional cargo and mail freight market as a result of the general slowdown of the regional freight market. Our freight tonne-kilometers yield for regional routes decreased from RMB4.49 per tonne-kilometer to RMB3.94 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 77.7% of our total cargo and mail traffic revenues in 2012, increased by 2.6%, from RMB6,064 million in 2011 to RMB6,233 million in 2012, due to increased demand in the international freight market as a result of the gradual recovery of global economy. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.82 per tonne-kilometer in 2011 to RMB1.70 per tonne-kilometer in 2012.

Other revenues

We also generated revenues from other services, including airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by 1.4%, from RMB5,889 million in 2011 to RMB5,809 million in 2012.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2011 and 2012:

			2012 vs. 2011
	Year Ended December 31,		Increase	% increase
	2011	2012	(decrease)	(decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	29,229	29,872	643	2.2
Gain on fair value movements of derivatives financial instruments	(87)	(25)	62	(71.4)
Takeoff and landing charges	8,350	9,066	716	8.6
Depreciation and amortization	6,966	7,557	591	8.5
Wages, salaries and benefits	8,665	10,059	1,394	16.1
Office, administration and others	8,854	8,983	129	1.5
Aircraft maintenance	4,406	4,433	27	0.6
Aircraft operating lease expenses	4,128	4,438	310	7.5
Impairment losses for assets	638	(13)	(651)	(102.0)
Selling and marketing expenses	3,740	3,727	(13)	(0.3)
Other	4,403	4,648	245	5.6
Total Operating Expense	79,292	82,745	3,453	4.4

(1)   Due to the implementation of the pilot program for the transformation from business tax to value-added tax regarding the transportation industry, certain expenses in 2012 are not comparable to the corresponding expenses in 2011.

Our total operating expenses increased by 4.4%, from RMB79,292 million in 2011 to RMB82,745 million in 2012 primarily due to the expansion of our business which is in line with the increase of our fleet size. Our total operating expenses as a percentage of our revenues slightly increased from 96.2% in 2011 to 97.1% in 2012.

Aircraft fuel expenses increased by 2.2%, from RMB29,229 million in 2011 to RMB29,872 million (based on value-added tax) in 2012. The increase was primarily due to our business expansion and the increase of average aircraft fuel price by 2.1% compared with that of 2011. In 2012, we consumed a total of approximately 4.2 million tonnes of aviation fuel, representing an increase of 7.2% compared to 2011. Aircraft fuel expenses accounted for 36.1% of our total operating expenses in 2012, as compared to 36.9% in 2011. We implemented a policy of transforming business tax to value-added tax in 2012. If calculated in line with the business tax, aviation fuel costs for 2012 will be increased by 9.5% from 2011, and the impact of the increase in the jet fuel price on aviation fuel expenditures was approximately RMB671 million. The increase in aviation fuel consumption resulted in an increase in aviation fuel expenditures of approximately RMB2,111 million.

Changes in fair value of financial derivatives decreased from a gain of RMB87 million in 2011 to a gain of RMB25 million in 2012. The difference was mainly due to the decrease in gains arising from fair value movement of crude oil option contracts, which was resulted from a decrease in the notional amount of unsettled crude oil option. In 2012, the net gain on change in fair value of crude oil option contracts (inclusive of cash outflow upon settlement) was approximately RMB9 million. In 2012, the fair value movements of financial derivatives charged to the income statement accounted for 0.03% of our total operating expenses.Take-off and landing charges, which accounted for 11.0% of our total operating expenses in 2012, increased by 8.6%, from RMB8,350 million in 2011 to RMB9,066 million in 2012, primarily due to an increase in the number of take-off and landings, as well as an increase in average unit price of take-off and landing charges.

Depreciation and amortization increased by 8.5%, from RMB6,966 in 2011 to RMB7,557 million in 2012, primarily due to the addition of new aircraft and engines by the Group in 2012, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits, which accounted for 12.2% of our total operating expenses in 2012, increased by 16.1%, from RMB8,665 million in 2011 to RMB10,059 million in 2012, primarily due to an increase in the number of staff and the increase in hours flown.

Office, administration and other expenses increased by 1.5%, from RMB8,854 million in 2011 to RMB8,983 million in 2012, primarily due to the expansion of our overall business operations and an increase in the number of staff.

Aircraft maintenance expenses, which accounted for 5.4% of our total operating expenses in 2012, increased by 0.6%, from RMB4,406 million in 2011 to RMB4,433 million in 2012, primarily due to an increase in the number of aircraft held through an operating lease in 2012.

Aircraft operating lease expenses increased by 7.5%, from RMB4,128 million in 2011 to RMB4,438 million in 2012, primarily due to an increase in the number of aircraft that we operate under operating leases.

Impairment losses for assets decreased by 102.0%, from a loss of RMB638 million in 2011 to a reversal of RMB13 million in 2012.

Selling and marketing expenses, which accounted for 4.5% of our total operating expenses in 2012, decreased by 0.33%, from RMB3,740 million in 2011 to RMB3,727 million in 2012.

Other Operating Income

Our other operating income and other gains were primarily generated from government subsidies. The total amount of our other operating income and other gains increased from RMB1,061 million in 2011 to RMB1,720 million in 2012, primarily due to an increase in government subsidy income in 2012. Other government subsidies represent subsidies granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2012, our finance income was RMB349 million, a decrease of RMB1,675 million from the same period last year, primarily due to the minimal appreciation of the Renminbi against the U.S. dollar in 2012, which had substantially appreciated in 2011. Finance costs amounted to RMB1,697 million, an increase of RMB235 million, primarily due to an increase in interest expenses arising from increased borrowings and finance leases.

Profit attributable to the equity shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company decreased to RMB2,954 million in 2012, or 35.5%, as compared to a net profit of RMB4,576 million in 2011.

Fixed Assets

Our Company had approximately RMB82,519 million of fixed assets and construction in progress as of December 31, 2012, including, among other assets, aircraft, engines and flight equipment, representing a 11.9% increase from RMB73,758 million in 2011.

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

The following chart sets forth our revenue breakdown for 2010 and 2011:

			2011 vs. 2010
	Year Ended December 31,		Increase	% Increase
	2010	2011	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues (1)	67,391	76,514	9,123	13.5
Passenger	58,968	68,434	9,466	16.1
Passenger revenue excluding fuel surcharges	54,625	60,383	5,758	10.5
Fuel surcharges	4,343	8,051	3,708	85.4
Cargo and mail	8,423	8,080	(343)	(4.1)
Cargo and mail revenue excluding fuel surcharges	5,810	5,482	(328)	(5.6)
Fuel surcharges	2,613	2,598	(15)	(0.6)
Others (2)	6,413	5,794	(619)	(10.4)
Total Operating Revenue	73,804	82,403	8,599	11.7

(1)	Pursuant to relevant tax rules and regulations in the PRC, the major elements of the Company’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8), jointly issued by the Ministry of Finance and the State Tax Bureau, our revenues from the provision of international transportation services were exempt from business tax as of 1 January 2010. The business tax incurred and set off against the above revenues for the year ended December 31, 2011 amounted to approximately RMB1,803 million (2010: RMB1,463 million).

(2)	Includes ground service income, cargo handling income, commission income and others.

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

 Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years 2010 and 2011:

			2011 vs. 2010
	Year Ended December 31,		Increase	% increase
	2010	2011	(decrease)	(decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	21,606	29,229	7,623	35.3
Gain on fair value movements of derivatives financial instruments	(833)	(87)	746	(89.6)
Takeoff and landing charges	7,455	8,350	895	12.0
Depreciation and amortization	6,758	6,966	208	3.7
Wages, salaries and benefits	8,941	8,665	(276)	(3.1)
Office, administration and others	8,588	8,854	266	3.1
Aircraft maintenance	4,614	4,406	(208)	(4.51)
Aircraft operating lease expenses	3,976	4,128	153	3.9
Impairment losses for assets	405	638	233	57.5
Selling and marketing expenses	3,324	3,740	416	12.5
Other	3,931	4,403	472	12.0
Total Operating Expense	68,765	79,292	10,527	15.3

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

We typically finance our working capital requirements through a combination of funds generated from operations, short-term bank loans and the issuance of corporate bonds. As a result, our liquidity could be materially and adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans.

As of December 31, 2010, 2011 and 2012, we had RMB3,078 million, RMB3,861 million and RMB2,512 million, respectively, in cash and cash equivalents; RMB38,566 million, RMB41,775 million and RMB45,736 million, respectively, in outstanding borrowings; and RMB1,486 million, RMB278 million and RMB69 million, respectively, in restricted bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

As of December 31, 2012, our accumulated losses amounted to approximately RMB5,426 million. In addition, our current liabilities exceeded our current assets by approximately RMB35,948 million. As a consequence, our Directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2012, we had total credit facilities of RMB41.2 billion from various banks, of which RMB27.1 billion are not utilized. See the discussion below under “– Working Capital and Liabilities”.

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

Cash Flows from Operating Activities

In 2012, we generated a net cash inflow from operating activities of RMB12,617 million as a result of cash generated from operations of RMB12,823 million less income tax we paid in 2012. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,770 million and negative changes in working capital of RMB947 million. The operating profit before working capital changes of RMB13,770 million was a result of the profit before income tax of RMB3,012 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB7,509 million, (ii) interest expenses of RMB1,697 million, (iii) consumption of flight equipment spare parts of RMB747 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB793 million and partly offset by net foreign exchange gains of RMB201 million. Negative changes in working capital mainly consisted of (i) an increase in flight equipment and spare parts of RMB1,176 million, (ii) a decrease in trade payables and notes payables of RMB428 million, (iii) a decrease in other long-term liabilities of RMB384 million and (iv) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB293 million. These negative changes were partly offset by (i) a decrease in restricted bank deposits and short-term bank deposits of RMB1,168 million, (ii) an increase in trade payables and notes payables of RMB388 million. .

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

Cash Flows from Investing Activities

In 2012, our net cash outflow from investing activities was RMB11,789 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB7,329 million and (ii) increased property, plant and equipment of RMB6,148 million, primarily due to the purchase of 31 aircraft in 2012. These cash outflows were partly offset by (i) proceeds of short-term deposits with original maturities over three months of RMB958 million, (ii) interest received on bank deposit of RMB216 million, and (iii) proceeds from disposal of property, plant and equipment of RMB182 million.

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

Cash Flows from Financing Activities

In 2012, our net cash outflow from financing activities was RMB2,174 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term bank loans of RMB25,620 million, (ii) repayments of long-term bank loans of RMB8,352 million, (iii) principal repayments of financial lease obligations of RMB4,095 million, (iv) interest paid of RMB1,937 million, and (v) acquisition of non-controlling interests of RMB671 million. These cash outflows were partly offset by (i) proceeds from draw down of short-term bank loans of RMB23,101 million, (ii) proceeds from draw down of long-term bank loans of RMB10,887 million, (iii) proceeds from issuance of short-term debentures of RMB4,000 million, (iv) capital contribution from non-controlling interests of subsidiaries of RMB454 million and (v) receipts of restricted bank deposits of RMB236 million.

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

 Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2012, our current liabilities exceeded our current assets by RMB35,948 million. In comparison, our current liabilities exceeded our current assets by RMB29,679 million as of December 31, 2011. The increase in our current liabilities in 2012 was primarily due to the increase in the current portion of borrowings. The decrease in our current assets in 2012 was primarily due to a decrease in cash and cash equivalents. Short-term loans outstanding totaled RMB11,454 million and RMB12,880 million as of December 31, 2011 and 2012, respectively. Long-term outstanding bank loans totaled RMB30,321 million and RMB32,856 million as of December 31, 2011 and 2012, respectively.

As of December 31, 2012, our long-term debt to equity ratio was 1.34 to 1. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2011 and 2012 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31,
	2011	2012
	(RMB in millions)
Secured bank loans	14,185	18,393
Unsecured bank loans	27,590	27,343
Total	41,775	45,736

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2011 and 2012 was as follows:

	As of December 31,
	2011	2012
	(RMB in millions)
Within one year	18,171	22,640
In the second year	8,408	7,273
In the third to fifth year inclusive	9,392	7,905
After the fifth year	5,804	7,918
Total	41,775	45,736

As of December 31, 2012, our interest rates relating to short-term borrowings ranged from 1.1% to 6.6%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 4.84% to 6.4%. Our bank loans are denominated in Renminbi, U.S. dollars and Euro. As of December 31, 2012, our total bank loans denominated in Renminbi amounted to RMB13,827 million, while our total bank loans denominated in U.S. dollars amounted to USD5,028 million. On August 11, 2011, our wholly-owned subsidiary Eastern Air Overseas (Hong Kong) Corporation Limited issued offshore CNY-denominated bonds in an amount of CNY2.5 billion at 4% due 2014, listed on the SGX-ST. Our Company guaranteed the bond issue. See Note 33 to the consolidated financial statements for more information on our borrowings.

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

 Capital Expenditures

As of December 31, 2012, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB172,092 million, including RMB26,321 million in 2013 and RMB44,435 million in 2014, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.    Research and Development, Patents and Licenses, etc.

None.

D.    Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.    Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2012:

	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
Long-Term Debt (1)	32,856	9,760	7,273	7,905	7,918
Capital Leases (2)	21,858	2,605	2,704	7,925	8,624
Operating Leases (3)	24,580	4,074	3,682	8,313	8,511
Unconditional Purchase Obligations (4)	172,092	26,321	44,435	101,336	—
Other Long-term Obligations (5)(6)	1,636	—	—	—	—
Post-retirement Benefit Obligations (5)	3,260	—	—	—	—
Deferred Tax Liabilities (5)	29	—	—	—	—
Short-term Bank Loans (7)	12,880	12,880	—	—	—
Interest Obligations	5,239	1,450	864	1,702	1,223
Under Finance Leases	1,920	399	356	761	404
Under Bank Loans	3,319	1,051	508	941	819
Fixed Rate	349	241	108	-	-
Variable Rate (8)	2,970	810	400	941	819
Total	274,430	57,090	58,958	127,181	26,276

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group’s frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2012, the weighted average interest rate of our short-term bank loans was 5.0% per annum (2011: 4.6%).

(8)	For our variable rate loans, interest rates range from six month LIBOR + 0.03% to six months LIBOR + 5.3%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2012. A 25 basis points increase in the interest rate would increase interest expenses by RMB123 million.

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities		Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)
Lines of Credit	27,082	7,283	19,799	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	27,082	7,283	19,799	—	—

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

Frequent flyer program

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passenger revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 37 to the financial statements.

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

Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and Company’s future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

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

Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(k) and Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

 Taxation

We had carried forward tax losses of approximately RMB6,169 million as of December 31, 2012, which can be used to set off against future taxable income between 2013 and 2017.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2012, the corporate income tax rate applicable to the Company and these subsidiaries was 25%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2012 is insignificant and the change in tax rate has no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has been experiencing increasing levels of inflation. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, increased by approximately 3.3% in 2010, 5.4% in 2011 and in 2.6% in 2012. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

The following standards, amendments and interpretations to existing standards, which have been published and are relevant to our Company’s operations, are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. These new/revised standards and interpretations were not expected to have material impact on the Group’s or the Company’s financial statements.

•	IAS 19 (Amendment) (effective from 1 January 2013)

•	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013)

•	IFRS 10 “Consolidated financial statements” (effective from 1 January 2013)

•	IFRS 13 “Fair value measurement” (effective from 1 January 2013)

•	IAS 1 “Financial statements presentation” (Amendment) (effective from 1 July 2013)

•	IFRS 11 “Joint arrangement” (effective from 1 January 2013)

•	IAS 28 “Associates and joint ventures” (Revised 2011) (effective from 1 January 2013)

•	IFRS 12 “Disclosure of interests in other entities” (effective from 1 January 2013)

•	IAS 27 “Separate financial statements” (revised 2011) (effective from 1 January 2013)

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

Name	Age	Shares Owned (1)	Position
Liu Shaoyong	54	-	Chairman of the Board of Directors
Ma Xulun	49	-	Director, President and Vice Chairman
Xu Zhao	44	-	Director
Gu Jiadan	57	-	Director
Li Yangmin	50	3,960 A Shares	Director and Vice President
Tang Bing	46	-	Director and Vice President
Luo Zhuping	60	11,616 A Shares	Director
Sandy Ke-Yaw Liu	65	-	Independent Non-executive Director
Wu Xiaogen	47	-	Independent Non-executive Director
Ji Weidong	56	-	Independent Non-executive Director
Shao Ruiqing	56	-	Independent Non-executive Director
Yu Faming	59	-	Chairman of the Supervisory Committee
Xi Sheng	50		Supervisor
Liu Jiashun	56	3,960 A Shares	Supervisor
Feng Jinxiong	51	-	Supervisor
Yan Taisheng	59	-	Supervisor
Shu Mingjiang	45	-	Vice President
Wu Yongliang	50	3,696 A Shares	Vice President and Chief Financial Officer
Tian Liuwen	54	-	Vice President
Wang Jian	40	-	Board Secretary and Joint Company Secretary

Directors

Mr. LIU Shaoyong is currently the Chairman of the Company and president and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China’s Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. MA Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr Ma is also currently the Deputy Director- General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a certified accountant.

Mr. XU Zhao is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited (a company listed on the Hong Kong Stock Exchange) with effect from September 2009. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. GU Jiadan is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager and the party secretary of the commerce department of Shanghai Airlines Co., Ltd. From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd.. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd.. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist.

Mr. LI Yangmin is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Company and vice president of China Eastern Air Northwest Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Party Secretary and Director of the Company with effect from June 2011. He was the chairman of China Cargo Airlines, a subsidiary of the Company, from February 2012 to January 2013. Mr. Li graduated from Northwestern Polytechnical University with a master’s degree. He is a qualified senior engineer.

Mr. TANG Bing is currently a Director, Vice President of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of MTU Maintenance Zhuhai Co., Ltd., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He was appointed as the chairman of Shanghai Airlines in January 2012. He served as a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration (MBA) degree from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

Mr. LUO Zhuping is currently a Director of the Company. Mr. Luo joined CEA in 1988. He was Deputy Chief and then Chief of the Enterprise Management Department and Deputy Head of the Share System Office of China Eastern Airlines. He served as the Board Secretary of the Company for 15 years from December 1996 to April 2012. He was also the Head of the Board Secretariat of the Company from 1997 to 2008. He was appointed a Director of the Company with effect from June 2004. Mr. Luo has been responsible for domestic and overseas exchange listing and capital management of the Company since 1993. He has gained rich experience in certain value-added measures of an enterprise, such as enterprise reform, stock issuance, corporate governance, merger and acquisition and reorganization. Mr. Luo graduated from Anhui University majoring in Philosophy and Law. He also holds a Master in Global Economics from Eastern China Normal University. He participated in the training program for senior managers of large scale enterprises organized in the U.S. by the State Economic and Trade Commission and Morgan Stanley.

Mr. Sandy Ke-Yaw LIU is currently an Independent Non-executive Director of the Company. Mr. Sandy Ke-Yaw Liu joined the civil aviation industry in Taiwan in 1969. He served in China Airlines in various capacities, including airport manager in Honolulu Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service and Taiwan Taoyuan International Airport Service Company, as well as chairman of Taiwan Air Cargo Terminal. He relocated to Hong Kong to act as chief operating officer for the Asia Region in Expeditors International of Washington, Inc., a global logistics company. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programs at Stanford University in 1990 and 1993.

Mr. WU Xiaogen is currently an Independent Non-executive Director of the Company. Mr. Wu previously served as assistant to the general manager and deputy general manager of the securities department of China Jingu International Trust Investment Company Limited, deputy general manager of the securities management department and general manager of the institutional management department of China Technology International Trust Investment Company, and head of the audit teaching and research unit and deputy dean of the School of Accountancy of Central University of Finance and Economics. He was chief accountant of China First Heavy Industries from November 2004 to June 2010. He has been a professional external director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu served as an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from May 2010 to May 2012. Mr. Wu is also a director and a member of the Ethics Committee of the Chinese Institute of Certified Public Accountants, an external director of China National Machinery Industry Corporation and an external director of China Three Gorges Corporation. Mr. Wu graduated from the Department of Economics and Management of the Central University of Finance and Economics and also obtained a Doctoral Degree in Economics.

Mr. JI Weidong is currently an Independent Non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his Master and Doctoral Degrees in Law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. SHAO Ruiqing is currently an Independent Non-executive Director of the Company. Mr. Shao was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. He served as deputy dean at Shanghai Lixin University of Commerce since March 2004, and was also a professor in accounting and mentor to doctoral students. From June 2007 to August 2011, Mr. Shao served as an external supervisor of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Shao served as an independent nonexecutive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) from June 2008 to May 2012. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a Bachelor Degree in Economics, and Master and Doctoral Degrees in Management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

 Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

Mr. YU Faming is currently the Chairman of the Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labor and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, deputy head of the Labor Science Research Institute of the Ministry of Labor of the PRC, deputy head and head of the Labor Science Research Institute of the Ministry of Labor Protection of the PRC and head of the Training and Employment Department of the Ministry of Labor Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. XI Sheng is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Mr. Xi is also the council member of China Institute of Internal Audit and a member of International Institute of Internal Auditors. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor.

Mr. LIU Jiashun is currently a Supervisor of the Company. Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. He was also the chief director in charge of fuel supply engineering at Haikou’s Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of Meiya Company. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of Shanghai Pudong Airport Fuel Co., Ltd from 2006 to March 2009. Since October 2009, Mr. Liu has served as the party secretary of China Aviation Fuel Huadong Company). He was appointed a Supervisor of the Company in 2000. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

Mr. FENG Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company and a deputy general manager of the Audit Department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of CES Finance Holding Co. Ltd, and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

Mr. YAN Taisheng is currently a Supervisor and the Vice Chairman of the Labor Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served as Chief of the Board Secretariat of the General Office of the Company, general manager of Shanghai Civil Aviation Dong Da Industry Company and Deputy Head and Head of the General Office of the Labor Union of the Company. He has been the Vice Chairman of the Labor Union of the Company since 2005. He served as a Supervisor since March 2009. Mr. Yan graduated from East China Normal University.

Senior Management

Mr. SHU Mingjiang is currently a Vice President of the Company. Mr. Shu joined the civil aviation industry in 1989. He served as vice president of general affairs of Shanghai Eastern Flight Training Co., Ltd., a subsidiary of the Company, Deputy Head of the Safety Monitoring Division, Vice Manager and subsequently Manager of the Safety Monitoring Department of the Company, Deputy General Manager of the Shanghai Flight Division of the Company and Vice President of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the Chief Pilot and General Manager of the Operating Control Division of the Company. From December 2009 to November 2011, Mr. Shu was President of the Beijing Branch of the Company. He has been a Vice President of the Company since December 2011. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation flying, and obtained a Master in Flight Safety Management jointly held by Civil Aviation University of China, ENAC, France and ENSICA, France, and an Executive Master of Business Administration (EMBA) degree from School of Management of Fudan University.

Mr. WU Yongliang is currently a Vice President and Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as Deputy Head and subsequently Head of the Finance Department of the Company, Head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as Chief Financial Officer of the Company. He has been a Vice President of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration (MBA). Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

 Mr. TIAN Liuwen is currently a Vice President of the Company and president of Shanghai Airlines. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the Head of the General Manager Office and Chairman of the Labour Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the Vice President and subsequently President of the Hebei Branch of the Company. From April 2005 to January 2008, he was President of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company, since January 2008. Since December 2011, he has been Vice President of the Company and president of Shanghai Airlines. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

Mr. WANG Jian is currently the Board Secretary, Joint Company Secretary and the Head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995 and served as Deputy Head of the Company’s office and Deputy General Manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Since May 2009, he has served as the Head of the Board secretariat of the Company. He was a representative of the Company’s Securities affairs from May 2009 to April 2012. He was appointed as the Board Secretary and Joint Company Secretary of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA postgraduate degree from East China University of Science and Technology and an EMBA degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

MR. NGAI Wai Fung is currently a Joint Company Secretary of the Company. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently a director and chief executive officer of SW Corporate Services Group Limited. Mr. Ngai has become an adjunct professor of the Faculty of Law of Hong Kong Shue Yan University in September 2012. He was appointed as a non-official member of the Working Group on Professional Services of the Economic Development Commission by the chief executive of the Hong Kong Special Administrative Region and also a committee member of Qualification and Examination Board by the Hong Kong Institute of Certified Public Accounts in January 2013. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. In April 2012, Mr. Ngai was appointed as the Joint Company Secretary of the Company. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master in Corporate Finance from the Hong Kong Polytechnic University, an MBA from Andrews University in the United States and a Bachelor’s degree (Honors) in Law from the University of Wolverhampton in the United Kingdom.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2012 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB6.7 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees. Our Company does not have any bonus or profit sharing plan or any stock option plan.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2012 are as follows:

	2012
Name and Principal Position	Salaries and allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Directors
Liu Shaoyong*	—	—	—
Ma Xulun	697	—	697
Xu Zhao*&**	—	—	—
Gu Jiadan*&**	—	—	—
Li Yangmin	625	—	625
Tang Bing**	592	—	592
Luo Zhuping	402	—	402
Independent non-executive Directors
Wu Xiaogen	—	—	—
Ji Weidong	120	—	120
Shao Ruiqing	120	—	120
Sandy Ke-Yaw Liu	97	—	97
Supervisors
Yu Faming*	—	—	—
Xi Sheng*&**	—	—	—
Liu Jiashun	—	—	—
Feng Jinxiong	396	—	396
Yan Taisheng	344	—	344
Senior Management
Tang Bing	592	—	592
Shu Mingjiang	1,268	—	1,268
Wu Yongliang	544	—	544
Tian Liuwen	544	—	544
Wang Jian**	386	—	386
Total	6,727	—	6,727

*	Certain Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	These directors, supervisors and senior management of the Company were newly appointed during the year ended December 31, 2012.

During the year ended December 31, 2012, no Directors or supervisors waived their compensation.

C.	Board Practices

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

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 28, 2010	June 28, 2013
Ma Xulun	Vice Chairman	November 11, 2011	June 28, 2013
	President	June 28, 2010	June 28, 2013
Xu Zhao	Director	June 28, 2012	June 28, 2013
Gu Jiadan	Director	June 28, 2012	June 28, 2013
Li Yangmin	Director	June 29, 2011	June 28, 2013
	Vice President	June 28, 2010	June 28, 2013
Tang Bing	Director	June 28, 2012	June 28, 2013
	Vice President	June 28, 2010	June 28, 2013
Luo Zhuping	Director	June 28, 2010	June 28, 2013
Sandy Ke-Yaw Liu	Independent non-executive Director	June 28, 2010	June 28, 2013
Wu Xiaogen	Independent non-executive Director	June 28, 2010	June 28, 2013
Ji Weidong	Independent non-executive Director	June 28, 2010	June 28, 2013
Shao Ruiqing	Independent non-executive Director	June 28, 2010	June 28, 2013
Yu Faming	Chairman of the Supervisory Committee	June 29, 2011	June 28, 2013
Xi Sheng	Supervisor	June 28, 2012	June 28, 2013
Liu Jiashun	Supervisor	June 28, 2010	June 28, 2013
Feng Jinxiong	Supervisor	June 28, 2010	June 28, 2013
Yan Taisheng	Supervisor	June 28, 2010	June 28, 2013
Shu Mingjiang	Vice President	December 13, 2011	June 28, 2013
Wu Yongliang	Vice President	December 13, 2011	June 28, 2013
	Chief Financial Officer	June 28, 2010	June 28, 2013
Tian Liuwen	Vice President	December 13, 2011	June 28, 2013
Wang Jian	Board Secretary and Joint Company Secretary	April 6, 2012	June 28, 2013

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

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held eight meetings in 2012.

 Nominations and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the “Remuneration and Appraisal Committee”), and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nominations Committee of our Company and the Remuneration and Appraisal Committee to form the Nominations and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nominations and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nominations and Remuneration Committee. On April 27, 2012, we amended the Detailed Working Rules for the Nominations and Remuneration Committee, with retroactive effect from April 1, 2012. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. See the announcement furnished to the SEC on Form 6-K dated April 27, 2012.

The Nominations and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nominations and Remuneration Committee, the Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of the Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009. The Nominations and Remuneration Committee held five meetings in 2012.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

As of December 31, 2012, the three members of the Planning and Development Committee were Mr. Li Yangmin, Mr. Luo Zhuping and Mr. Shao Ruiqing. Mr. Li Yangmin is the Chairman of the committee. On June 29, 2011, the Board of our Company approved the appointment of Mr. Li Yangmin to serve as a member and the Chairman of the Planning and Development Committee, whereas Mr. Luo Chaogeng ceased to be the member of the Planning and Development Committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held seven meetings in 2012.

Aviation Safety and Environment Committee

As of December 31, 2012, the three members of the Aviation Safety and Environment Committee were Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Li Yangmin. Mr. Ma Xulun is the Chairman of the committee. On June 29, 2011, the Board of our Company approved the appointment of Mr. Li Yangmin to serve as a member of the Aviation Safety and Environment Committee, whereas Mr. Luo Chaogeng ceased to be the member of the Aviation Safety and Environment Committee.

The Aviation Safety and Environment Committee, a specialized committee under our Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meetings in 2012.

D.	Employees

Through arrangements with CEA Holding and others, we provide certain benefits to our employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Our Company does not have any bonus or profit sharing plan or any stock option plan. See Notes 37 and 38 to our audited consolidated financial statements. Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

 The table below sets forth the number of our employees as of December 31, 2010, 2011 and 2012, respectively:

	As of December 31,
	2010	2011	2012
Pilots	4,587	4,601	5,562
Flight attendants	7,200	7,327	7,715
Maintenance personnel	10,446	10,635	12,698
Sales and marketing	4,105	4,183	3,960
Management and others (1)	30,758	33,126	36,272
Management	6,259	6,291	5,462
Ground Services and others	24,499	26,835	30,810
Total	57,096	59,872	66,207

(1)	Others include outsourced non-skilled and semi-skilled personnel employed by third-party employment staffing companies and other entities. These personnel remain employees of their respective employment staffing company or other entity.

E.    Share Ownership

See Item 6.A and Item 6.B above.

Item 7.                Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2012 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class	Percent of Total Shares
Domestic A Shares	CEA Holding	4,831,375,000	62.08%	42.84%
H Shares	CEA Holding (1)	1,927,375,000	55.16%	17.09%
H Shares	HKSCC Nominees Limited (2)	3,478,100,299	99.54%	30.85%

(1)	Such H shares were held by CES Global Holdings (Hong Kong) Limited (“CES Global”), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

(2)	As custodian of the Depositary for American Depositary Shares representing H Shares. Amount of shares owned by HKSCC Nominees Limited also includes 1,927,375,000 H shares held by CES Global, of which 1,437,375,000 H shares are subject to a trading moratorium until June 26, 2012.

As of December 31, 2012, CEA Holding directly or indirectly held 59.93% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2012, there were 3,494,325,000 H Shares issued and outstanding. As of December 31, 2012 and April 19, 2013, there were, respectively, 42 and 41 registered holders of American depositary receipts evidencing 1,194,494 and 1,089,374 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B.    Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 46 to our audited consolidated financial statements.

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

For the year ended December 31, 2012, we paid handling charges to EAIEC of approximately RMB78.8 million. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 46(b) to our audited consolidated financial statements for more details.

SA Import and Export Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Airlines Tours, International (Group) Co., Ltd., or Shanghai Tours, entered into the SA Import and Export Share Transfer Agreement with EAIEC, pursuant to which Shanghai Airlines agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests, representing 89.7% of the entire issued share capital of SA Import & Export, and Shanghai Tours agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests II, representing 10.3% of the entire issued share capital of SA Import & Export.

Eastern Aviation Advertising Service Co., Ltd. (“ Eastern Aviation Advertising”), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On April 29, 2008, we entered into an agreement to renew our agreement entered into with Eastern Aviation Advertising dated May 12, 2005 regarding the provision of advertising services on substantially the same terms, for an additional term of three years commencing from July 1, 2008. On October 15, 2010, we entered into an agreement relating to the renewal of the existing Advertising Services Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will, from time to time, provide us with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The advertising services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2012, we paid to Eastern Aviation Advertising approximately RMB38.8 million for advertising services.

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

On October 15, 2010, we entered into an agreement relating to the renewal of the existing Media Resources Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which we agreed to grant Eastern Aviation Advertising and its subsidiaries exclusive rights to operate our media resources. The Media Resources Renewal Agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2012, Eastern Aviation Advertising paid approximately RMB36.0 million for media royalty fee.

SA Media Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Tours entered into the SA Media Share Transfer Agreement with Eastern Aviation Advertising, pursuant to which Shanghai Airlines agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests I, representing 49% of the entire issued share capital of SA Media, and Shanghai Tours agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests II, representing 51% of the entire issued share capital of SA Media.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing catering services agreement with the CEA Catering on substantially the same terms pursuant to which CEA Catering and the subsidiaries of CEA Catering will from time to time provide our Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of our Group. CEA Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate its operation needs. The catering services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2012, we paid approximately RMB783.4 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

 As of December 31, 2012, we had short-term deposits amounting to RMB1,451.5 million placed with Eastern Finance, which paid interest to us at 0.39% per annum. In addition, our Company had short-term loans of RMB675.4 million from Eastern Finance. During the year ended December 31, 2012, the weighted average interest rate on the loan was 4.98% per annum. As of December 31, 2012, we had long-term loans of RMB165.0 million with Eastern Finance, which had had a weighted average interest rate of 5.64% per annum.

On January 16, 2013, the Company entered into a supplemental agreement with Eastern Finance to further regulate the balances of the our deposits and loans with the Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated October 15, 2010 remains unchanged. For details, please refer to the our announcement filed with the SEC dated January 16, 2013.

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

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development Co. pursuant to which CEA Development Co. and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company’s automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2012, production and maintenance services fees paid to CEA Development Entity amounted were approximately RMB121.9 million.

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

Shanghai Eastern Airlines Investment Co., Ltd. (“Shanghai Eastern Investment”), a wholly-owned subsidiary of CEA Holding

On November 4, 2011, our Company entered into an agreement with Shanghai Eastern Investment, pursuant to which Shanghai Eastern Investment acquired 5% of the entire issued share capital of CEA Real Estate Investment Co., Ltd. (“CEA Real Estate”), an entity held by our Company, for a consideration of RMB100.7 million. The terms and conditions of the transaction were agreed to after arm’s length negotiations between the parties. The transaction was conducted in accordance to the requirements of the relevant laws and regulations of the PRC and the relevant requirements of the China Securities Regulatory Commission. We believe this transaction will not only lower the risks of our external investments but will also allow us to focus more on our core aviation business and related businesses. For the year ended December 31, 2012, we received approximately RMB93,7 million from Shanghai Eastern Investment for the disposal of 5% of the entire share capital of CEA Real Estate.

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

On December 27, 2012, Shanghai Airlines Tours, International (Group) Co., Ltd. (“Shanghai Tours”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Eastern Air Tourism Investment Group Co., Ltd (“Eastern Tourism”) and Shanghai Dongmei Aviation Travel Co., Ltd (“Shanghai Dongmei”), pursuant to which Shanghai Tours agreed to acquire the entired equity interests in Xi’an Dongmei Aviation Travel Co., Ltd (“Xi’an Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the “Xi’an Dongmei Acquisition”).

On December 27, 2012, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Tours agreed to acquire the entired equity interests of Kunming Dongmei Aviation Travel Co., Ltd (“Kunming Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the “Kunming Dongmei Acquisition”). For the year ended December 31, 2012, we paid to Shanghai Dongmei, Kunming Dongmei and Xi’an Dongmei an aggregate amount of approximately RMB19.8 million of commissions for the agency services of air tickets sales.

On January 10, 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of Shanghai Eastern Air International Travel Service Co., Ltd (“Eastern Travel”) from Eastern Tourism in consideration of RMB11,876,200 in total (the “Eastern Travel Acquisition”). Based on the valuation prices, we paid RMB13,9 million for the Eastern Travel Acquisition for the year ended December 31, 2012.

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules. Therefore, each of the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition is to reorganize and intergrade the tourism business of the Group. For details, please refer to the announcements of the Company issued in Hon g Kong dated January 10, 2013.

Shanghai Aviation Import & Export Com. Ltd. (“SA Import & Export”), which is indirectly held as to 55% by CEA Holding and 45% by our Company

On December 6, 2012, we entered into an agreement with SA Import & Export, pursuant to which we agreed to purchase and SA Import & Export agreed to sell the 13.98% of the entire issued share capital of Shanghai Tours held by SA Import & Export. Shanghai Tours was previously directly held as to 86.02% by our Company and 13.98% by SA Import & Export, and after completion of the acquisition, it has become a wholly-owned subsidiary of our Company. We paid to SA Import & Export RMB20.7 million for the acquisition as of December 31, 2012.

The main purpose of the acquisition is to resolve the issue of intra-group competition. The acquisition is not expected to have a material impact on our normal operations and financial condition. The terms and conditions of the acquisition are agreed after arm’s length negotiations between the parties.

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

For the year ended December 31, 2012, we paid a rental of RMB66.76 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2012, certain unsecured long-term bank loans of our Group with an aggregate amount of RMB95 million were guaranteed by CEA Holding. See Note 46(d) to our audited consolidated financial statements.

 Subscription Agreements with CEA Holding, CES Global and CES Finance

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

On September 11, 2012, CEA Holding and CES Finance entered into an A Shares Subscription Agreement with our Company. Pursuant to the A Shares Subscription Agreement: (i) CEA Holding, at the subscription price of RMB3.28 per share, subscribed in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (ii) CES Finance, at the subscription price of RMB3.28 per share, subscribed in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44.

Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global entered into the H Shares Subscription Agreement with the Company. Pursuant to the H Shares Subscription Agreement, CES Global, at the subscription price of HK$2.32 per share, subscribed in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800.

Both CES Finance and CES Global are wholly-owned subsidiaries of CEA Holding. The subscriptions will significantly enhance the capital structure and financial position of our Company by improving our balance sheet and leverage ratios, and thus strengthen the core competitiveness and risk-resistance capability of our Company. The terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. For details, please refer to the announcement furnished to the SEC on Form 6-K dated September 24, 2012.

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

On August 22, 2012, we entered into an agreement with CEA Holding, pursuant to which we agreed to purchase and CEA Holding agreed to sell means 20% of the entire issued share capital of the China United Airlines held by CEA Holding. China United Airlines was held 80% by the Company and 20% by CEA Holding before the transaction. After the completion of the acquisition, China United Airlines has become our wholly-owned subsidiary, which will enable us to manage and conduct internal integration of the Group. The terms and conditions of the acquisition are agreed after arm's length negotiations between the parties.

Subscription Agreement with China Ocean Shipping (Group) Company ("COSCO"), which is a substantial shareholder of Shanghai Eastern Airlines Logistics Co., Ltd., which in turn is a subsidiary of the Company

On December 6, 2012, we entered into an agreement with COSCO, pursuant to which we agreed to purchase and COSCO agreed to sell 29.7% of the entire issued share capital of Shanghai Eastern Airlines Logistics Co., Ltd. held by COSCO. On the same day, we also entered into an agreement with China Cargo Airlines Co., Ltd., or China Cargo, pursuant to which we agreed to purchase and China Cargo agreed to sell its 1% equity interests in Shanghai Eastern Airlines Logistics Co., Ltd. COSCO is a substantial shareholder of Shanghai Eastern Airlines Logistics Co., Ltd., which in turn is a subsidiary of the Company, and COSCO is thus a connected person of the Company.

COSCO is principally engaged in the business of global passenger and cargo shipping, charter booking, voyage charter, time charter, leasing, ship building, purchase and sale of ships, container manufacturing and repairing and accessory making, warehousing, forwarding, multimodal transport and door-to-door transport, and other approved overseas futures business.

Shanghai Eastern Airlines Logistics Co., Ltd. is principally engaged in the business of shipping agency, ground cargo handling, road freight transport (general freight), warehousing and property management. In order to integrate the freight transportation business of the Group, expand the business of air-ground transportation, and provide “end-to-end, door-to-door” service, we acquired the equity interests in Shanghai Eastern Airlines Logistics Co., Ltd. held by COSCO and China Cargo. After the completion of the acquisitions, Shanghai Eastern Airlines Logistics Co., Ltd. has become a wholly-owned subsidiary of the Company.

The terms and conditions of the acquisitions are agreed after arm's length negotiations between the parties. The resolution regarding considering and approving the acquisitions has been passed at the 2012 fifth regular meeting of the Board held on October 30, 2012.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.        Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

 Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which has not been determined. As of December 31, 2006, we had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. In July 2007, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens in order to permit proceedings in the PRC. Following the plaintiffs’ appeals, in February 2009 the Court of Appeal of California affirmed the original order. On March 16, 2009, the plaintiffs sued the Company in the Beijing No. 2 Intermediate People’s Court. Legal documents including summons, prosecution notifications and related materials have been served on our Company and trial began on October 10, 2012. The management of our Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of our Company. Save as disclosed above, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal years ended December 31, 2008, 2009, 2010, 2011 and 2012, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB18,082 million, RMB17,913 million, RMB12,956 million, RMB8,380 million and RMB5,426 million, respectively. The Directors expect the balance of accumulated losses will be carried forward to next year. Under PRC law, we cannot convert funds from the common reserve to increase our share capital during this period.

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

As of December 31, 2012, there were 3,494,325,000H Shares issued and outstanding. As of December 31, 2012 and April 19, 2013, there were, respectively, 42 and 41 registered holders of American depositary receipts evidencing 1,194,494 and 1,089,374, ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 7,782,213,860 domestic ordinary shares were also outstanding as of December 31, 2012.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2008 to April 19, 2013.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low
2008	8.11	0.65	102.99	8.47
2009	3.12	0.91	52.75	12.00
2010	5.38	2.53	58.79	23.10
First Quarter 2010	4.10	2.53	52.75	32.68
Second Quarter 2010	4.51	2.96	57.10	38.11
Third Quarter 2010	4.83	3.09	58.79	25.00
Fourth Quarter 2010	5.38	3.55	34.58	23.10
2011	4.46	2.10	27.49	13.25
First Quarter 2011	4.46	2.88	27.49	18.53
Second Quarter 2011	3.79	2.84	24.15	18.21
Third Quarter 2011	4.09	2.46	25.92	15.00
Fourth Quarter 2011	3.39	2.10	21.67	13.25
January 2012	2.95	2.63	19.19	17.09
February 2012	3.15	2.75	19.88	17.97
March 2012	3.03	2.42	19.39	16.00
April 2012	2.59	2.21	16.77	14.57
May 2012	2.77	2.17	17.82	14.05
June 2012	2.62	2.12	16.4	13.92
July 2012	2.77	2.4	17.94	15.29
August 2012	2.77	2.3	17.62	14.99
September 2012	2.48	2.27	15.84	14.7
October 2012	2.85	2.32	17.86	15.03
November 2012	2.93	2.56	18.72	16.73
December 2012	3.21	2.56	20.71	16.7
January 2013	3.73	3.08	23.83	20.25
February 2013	3.66	3.08	23.32	20.11
March 2013	3.58	3.16	22.87	20.47
April 2013 (up to April 19, 2013)	3.48	2.99	22.20	19.78

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on November 9, 2012, is attached as an exhibit to this Annual Report on Form 20-F.

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

Description of the Shares

As of December 31, 2012, our share capital structure was as follows: 11,276,538,860 ordinary shares of which (a) 5,120,263,860 A shares subject to trading moratorium, which represented 45.4% of our share capital, were held by CEA Holding and Jin Jiang International Holdings Company Limited; (b) 2,661,950,000 A shares, which represented 23.6% of our share capital, were issued to investors in China; and (c) 3,494,325,000 H shares, which represented 31.0% of our share capital, were issued to foreign investors including CES Global, a wholly owned subsidiary of CEA Holding.

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

On November 9, 2012, our shareholders approved further amendments to the Articles of Association, which was amended, respectively, as follows:

Article 146: “The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of the Company (non-consolidated statements). ”

Article 157: “The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. ”

Article 157 (A): “Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations. ”

Article 157 (B): “Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The board of directors of the Company shall finish distributing the profit within two months after the general meeting is held. ”

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

Article 157 (C): “Amendments to profit distribution policy of the Company: The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting. ”

Article 157 (D): “Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1) The Company records a profit for the year, and the audit institution issues an unqualified audited report o n the Company’s financial statements for that particular year;

(2) The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3) The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. ”

Article 157 (E): “Conditions of profit distribution by way of share dividends by the Company:

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year. ”

Article 157 (F): “Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. ”

Article 157 (G): “Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report. ”

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

In addition, we entered into the following agreements to purchase aircraft or to issue new shares, which are filed with this Annual Report as exhibits:

•	an aircraft purchase agreement, dated as of December 30, 2010, between our Company and Airbus SAS regarding the purchase of 50 A320 aircraft.

•	Boeing 787 Aircraft Delivery Delay Settlement Agreement, dated as of September 15, 2011, between our Company and the Boeing Company.

•	A330 Family Aircraft Purchase Agreement, dated as of October 17, 2011, between our Company and Airbus SAS.

•	Buyback Agreement relating to Five Airbus A340-300 Aircraft, dated as of October 17, 2011, between our Company and Airbus SAS.

•	Aircraft Sale and Purchase Agreement relating to the disposal of Eight (8) Bombardier CRJ-200 Aircraft and Ten (10) Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS, China Eastern Aviation Import and Export Corporation, China Eastern Airlines, Wuhan Company, China Eastern Yunnan Airlines, China Eastern Airlines Jiangsu Ltd. and Shanghai Airlines Company Limited.

•	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS.

•	Acquisition Agreement for Used Aircraft relating to Five (5) Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company

•	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company

D.	Exchange Controls

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

Taxation of Dividends by China

Individual investors

The Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, provide that dividends from Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, the Chinese State Tax Bureau issued, on July 21, 1993, a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals Numbered Guo Shui Fa [1993] No. 045, or No. 45 Document which provides that dividends from a Chinese company on shares listed on an overseas stock exchange, or Overseas Shares, such as H Shares (including H Shares represented by ADSs), would not be subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares.

Nevertheless, No.45 Document was abolished on January 4, 2011 and the Chinese State Tax Bureau issued, on June 28, 2011, a Notice on Issues Concerning the Levy of Individual Income Tax Following the Abolishment of the Document Numbered Guo Shui Fa [1993] No. 045, according to which dividends from a Chinese company are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20% unless otherwise provided in applicable tax treaties between PRC and jurisdiction in which the relevant non-resident shareholder resides. The tax rate of dividends income tax applicable to Hong Kong residents and U.S. residents is 10% of the gross amount of interest.

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

 Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year beginning after December 31, 2012 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2013 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”.

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

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2012, the notional amount of the outstanding interest rate swap agreements was approximately US$929 million. The fair value of the outstanding interest rate swap agreements was approximately US$(47) million. These interest rate swap agreements will expire between 2013 and 2021. If the interest rate had been 25 basic points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB119.0 million in 2011 and RMB122.5 million in 2012.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars, Japanese yen, Euro or Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2012, the notional amount and fair value of the outstanding currency forward contracts was approximately US$58 million and US$(4) million, respectively, which will expire between 2013 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit and loss account. In 2011 and 2012, we had foreign exchange gains of RMB1,872 million and RMB148 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2012 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase
U.S. dollar depreciates by 1%	483,962
Japanese yen depreciates by 1%	(2,042)
Euro depreciates by 1%	7,429

Fuel Hedging Risk

In order to control fuel costs, we entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For 2011, we hedged 17.0% of our annual fuel consumption.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2012, the fair value gain as of December 31, 2012 would have increased or decreased by approximately RMB1,494 million. All crude oil option contracts signed in past years were settled before December 31, 2012.

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

For the past annual period, from January 1, 2012 to December 31, 2012, the Company received from the depositary an aggregate of US$77,658.31 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$130,065.05.

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2012 the end of the fiscal year covered by this Annual Report. Our management, with the participation of President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2012, we have implemented certain measures to enhance our internal controls over financial reporting, which include the following initiatives:

•	To enhance our overall management of financial matters, we issued our internal regulations “Capital Authorization Management Policy” and amended “Financial Derivatives Risk Management Policy”.

•	We performed risk analysis to improve certain areas of existing accounting and financial reporting policies, inspected key accounting controls and journal entries, studied 175 internal control-related working procedures and conducted regular inspections according to our Internal Control Manual.

•	To strengthen the financial control of our overseas operating branches, we completed inspections of our operating branches and offices in Paris, Frankfurt, Tokyo, Hong Kong, Singapore, Kuala Lumpur, Bangkok, Vancouver, New York and Sydney, and rectified on time potential issues we found during the inspections.

•	Our subsidiary, China United Airlines, established the Oracle financial management system, in line with that of our Company; Our subsidiary, Shanghai Airlines, established the TravelSky settlement system, in line with that of our Company.

•	We expanded the application of our SAP system to integrate multiple business processes and functions into one comprehensive system, which we believe reduced risks relating to duplication, mistakes and inconsistent data.

Item 16A.	Audit Committee Financial Expert

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

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, PricewaterhouseCoopers, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2011 and 2012:

	Audit Fees	Audit- Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2011	16,400,000	1,100,000	108,000	—
2012	14,380,000	2,900,000	108,000	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2011 and 2012.

Audit-Related Fees

Audit-related fees for the fiscal year ended December 31, 2012 primarily consist of fees for and services provided in connection with the Company's bond offerings and proposed non-public offerings. Audit-related fees for the fiscal year ended December 31, 2011 primarily consist of fees for and services provided in connection with the Company’s bond offerings.

Tax Fees

Tax fees primarily consist of fees for tax compliance services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company and its affiliates have not purchased any issued shares of the Company during 2012 and up to the date of this Annual Report. However, on November 9, 2012, we held an extraordinary general meeting to approve, among other things, the proposals for the non-public issuance of A Shares and H Shares to specific placees.

A total of 698,865,000 new A Shares are expected to be issued to CEA Holding and CES Finance with a total subscription price of RMB1,499,999,999.44. In addition, 698,865,000 new H Shares are expected to be issued to CES Global with a subscription price of HK$1,621,366,800. The A Shares and H Shares subscriptions and the completion thereof will ultimately require approval from the relevant governmental and regulatory authorities such as CSRC.

Item 16F.	Changes in Registrant’s Certifying Accountant

There has not been a change in the Company’s certifying accountant during 2011 and 2012.

(a) Change of Principal Accountant

On March 26, 2013, the Board approved not to re-appoint our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited ("PwC") as the Company’s PRC auditors and PricewaterhouseCoopers as the Company’s international auditors for the year 2013, due to the relevant regulations issued by the MOF and the SASAC in December 2011. The relevant regulations restrict and limit the number of years that audit services can be continuously provided by an accounting firm to a PRC state-owned enterprise and its subsidiaries.

The independent audit reports of PwC as to our consolidated financial statements for the two fiscal years ended December 31, 2011 and 2012 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements during the end of such fiscal years.

During the two fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided PwC with a copy of the disclosures under Item 16F(a) as included herein and have requested that PwC furnish us with a letter addressed to the SEC stating whether PwC agrees with the foregoing statements. A copy of the letter dated April 24, 2013, furnished by PwC in response to that request was filed as Exhibit 13.3 to this Form 20-F.

(b) Engagement of New Principal Accountant

On March 26, 2013, the Board agreed to appoint Ernst & Young Hua Ming LLP ("E&Y") and Ernst & Young as the Company’s auditors for financial reports prepared for the PRC and the United States and Hong Kong, respectively for the year ended December 31, 2013. The proposed change of auditors is subject to the consideration and approval by the shareholders of the Company at the annual general meeting expected to be held in June 2013.

During the two fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, we have not, and have not authorized anyone on our behalf, to consult with E&Y with respect to either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that E&Y concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" with PwC (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a "reportable event" (as described in Item 16F (a)(1)(v) of Form 20-F).

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	We currently have four independent Directors out of a total of eleven Directors. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.

The Company has established a nomination committee. As of December 31, 2012, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

The Nominations and Remuneration Committee is a specialized committee under the Board. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendations; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.

The Company has established a remuneration and appraisal committee. As of December 31, 2012, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2012 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://en.ceair.com/mu/en/gydh/tzzgx/dqbg/hkdqbg/2012hkdqbge/index.html

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-96.

Item 19.	Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description
1.1	Articles of Association as amended on November 9, 2012 (English translation). (10)

2.1	Specimen Certificate for the H Shares. (1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts. (2)

4.1	Office Space Lease Agreement between our Company and Eastern Air Group Company (together with English translation). (1)

4.10	Amendment No. 9 to the A320 Purchase Agreement, dated as of April 21, 2005, between our Company and Airbus SAS. (3) (9)

4.11	Assets Transfer Agreement, dated as of May 12, 2005, between our Company, CEA Holding, CEA Northwest and CEA Yunnan (English translation). (3)

4.12	Aircraft Purchase Agreement, dated as of August 8, 2005, between our Company and The Boeing Company. (4) (9)

4.13	Aircraft Purchase Agreement, dated as of December 20, 2005, as amended by a supplemental agreement dated as of April 10, 2006, between our Company and The Boeing Company. (4) (9)

4.14	Amendment No. 10 to the A320 Purchase Agreement, dated as of June 26, 2006, between our Company and Airbus SAS. (4) (9)

4.15	Aircraft Purchase Agreement, dated as of January 30, 2008, between our Company and The Boeing Company. (5) (8)

4.16	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new H shares to CES Global Holdings (Hong Kong) Limited by our Company. (6)

4.17	Share Issue and Subscription Agreement, dated as of December 29, 2008, between our Company and CES Global Holdings (Hong Kong) Limited, in relation to the placing of 1,437,375,000 new A shares to China Eastern Air Holding Company by our Company. (6)

4.18	Aircraft Purchase Agreement, dated as of June 15, 2009, between our Company and Airbus SAS. (7) (9)

4.19	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CES Global, in relation to the placing of 490,000,000 new H shares to CES Global. (7)

4.20	Share Subscription Agreement, dated as of July 10, 2009, between our Company and CEA Holding, in relation to the placing of 490,000,000 new A shares to CEA Holding. (7)

4.21	Agreement in relation to the absorption of Shanghai Airlines by way of Share Exchange by our Company, dated as of July 10, 2009. (7)

4.22	Aircraft Purchase Agreement, dated as of December 23, 2009, between our Company and Airbus SAS. (7) (9)

4.23	A320 Family Aircraft Purchase Agreement, dated as of December 30, 2010, between our Company and Airbus SAS. (8) (9)

4.24	Boeing 787 Aircraft Delivery Delay Settlement Agreement, dated as of September 15,2011, between our Company and the Boeing Company. (9)

4.25	A330 Family Aircraft Purchase Agreement, dated as of October 17, 2011, between our Company and Airbus SAS. (9)

4.26	Buyback Agreement relating to Five Airbus A340-300 Aircraft, dated as of October 17, 2011, between our Company and Airbus SAS. (9)
4.27

Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties. (11)

4.28	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS. (11)
4.29	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company. (11)
4.30	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company. (11)
8.1	List of Subsidiaries (as of April 20, 2013).

11.1	Code of Ethics (English translation). (5)

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

13.3	Letter from PWC to the Securities and Exchange Commission with respect to the disclosures under Item 16F(a).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2005.

(4)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on July 7, 2006.

(5)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(6)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 11, 2009.

(7)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 24, 2010.

(8)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on June 29, 2011.

(9)	Incorporated by reference to our annual report on Form 20-F (File No.001-14550), filed with the Securities and Exchange Commission on April 24, 2012.

(10)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K dated November 13, 2012.

(11)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 24, 2013

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2012, 2011 AND 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Hong Kong, April 24, 2013

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands except for per share data)

		Year ended December 31,
		2012	2011	2010
	Note	RMB’000	RMB’000	RMB’000

Revenues	5	85,253,317	82,403,130	73,803,659
Other operating income	6	1,719,626	1,061,451	658,620
Operating expenses
Aircraft fuel		(29,871,506)	(29,229,011)	(21,605,611)
Gain on fair value movements of derivatives financial instruments	8	24,831	86,851	833,384
Take-off and landing charges		(9,065,649)	(8,350,181)	(7,454,637)
Depreciation and amortization		(7,556,910)	(6,965,570)	(6,757,837)
Wages, salaries and benefits	9	(10,059,043)	(8,664,854)	(8,940,786)
Aircraft maintenance		(4,432,741)	(4,405,900)	(4,614,093)
Impairment reversals/(charges)	10	13,467	(638,316)	(405,391)
Food and beverages		(2,031,425)	(2,022,367)	(1,596,454)
Aircraft operating lease rentals		(4,438,169)	(4,128,420)	(3,975,557)
Other operating lease rentals		(609,111)	(491,901)	(601,742)
Selling and marketing expenses		(3,727,437)	(3,739,682)	(3,323,830)
Civil aviation infrastructure levies		(1,414,457)	(1,321,373)	(1,295,612)
Ground services and other charges		(594,057)	(567,552)	(439,664)
Office, administrative and other expenses		(8,982,628)	(8,853,751)	(8,587,503)
Total operating expenses		(82,744,835)	(79,292,027)	(68,765,333)
Operating profit	11	4,228,108	4,172,554	5,696,946
Share of results of associates	22	103,209	75,435	39,228
Share of results of jointly controlled entities	23	29,960	31,437	28,154
Finance income	12	348,601	2,024,002	1,155,384
Finance costs	13	(1,697,474)	(1,462,727)	(1,501,900)
Profit before income tax		3,012,404	4,840,701	5,417,812
Income tax	14	(204,801)	(264,229)	(133,491)
Profit for the year		2,807,603	4,576,472	5,284,321

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands except for per share data)

		Year ended December 31,
		2012	2011	2010
	Note	RMB’000	RMB’000	RMB’000

Other comprehensive (loss)/income for the year
Cash flow hedges, net of tax	39	(9,211)	(132,446)	(17,016)
Fair value movements of available-for-sale investments		(389)	486	(534)
Fair value movements of available-for-sale investments held by associates	22	2,188	(2,701)	1,543
Total comprehensive income for the year		2,800,191	4,441,811	5,268,314
Profit attributable to:
Equity shareholders of the Company		2,953,645	4,575,732	4,957,989
Non-controlling interests		(146,042)	740	326,332
		2,807,603	4,576,472	5,284,321
Total comprehensive income attributable to
Equity shareholders of the Company		2,946,271	4,441,071	4,941,982
Non-controlling interests		(146,080)	740	326,332
		2,800,191	4,441,811	5,268,314
Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	17	0.26	0.41	0.44

The accompanying notes are an integral part of these consolidated financial statements.

		2012	2011	2010
	Note	RMB’000	RMB’000	RMB’000

Dividends	15	-	-	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Amounts in thousands)

		December 31,
		2012	2011
	Note	RMB’000	RMB’000

Non-current assets

Intangible assets	18	11,449,099	11,353,590
Property, plant and equipment	19	82,518,761	73,757,795
Lease prepayments	20	1,781,846	1,471,272
Advanced payments on acquisition of aircraft	21	11,894,891	10,968,344
Investments in associates	22	833,472	837,589
Investments in jointly controlled entities	23	418,159	423,256
Available-for-sale financial assets		234,690	240,380
Other long-term assets	24	1,958,256	1,929,834
Deferred tax assets	36	54,561	44,418
Derivative assets	39	-	4,365
		111,143,735	101,030,843
Current assets

Flight equipment spare parts	25	2,087,978	1,555,544
Trade receivables	26	2,962,181	2,504,026
Prepayments and other receivables	27	3,368,648	2,410,895
Derivative assets	39	18,074	-
Restricted bank deposits and short-term bank deposits	28	1,726,251	2,894,287
Cash and cash equivalents	29	2,511,696	3,860,973
Assets held for sale	43	-	482,313
		12,674,828	13,708,038
Current liabilities

Sales in advance of carriage		3,094,427	3,197,649
Trade payables and notes payable	30	3,075,325	2,692,624
Other payables and accrued expenses	31	16,256,225	16,267,287
Current portion of obligations under finance leases	32	2,605,269	2,459,259
Current portion of borrowings	33	22,639,955	18,171,130
Income tax payable		181,788	172,319
Current portion of provision for return condition checks for aircraft under operating leases	34	734,205	375,409
Derivative liabilities	39	35,813	51,063
		48,623,007	43,386,740
Net current liabilities		(35,948,179)	(29,678,702)
Total assets less current liabilities		75,195,556	71,352,141

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011

(Amounts in thousands)

		December 31,
		2012	2011
	Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	32	19,252,709	17,801,563
Borrowings	33	23,096,163	23,603,463
Provision for return condition checks for aircraft under operating leases	34	3,064,557	2,923,717
Other long-term liabilities	35	1,635,537	2,047,099
Deferred tax liabilities	36	29,326	29,326
Post-retirement benefit obligations	37(b)	3,259,529	2,859,945
Derivative liabilities	39	304,338	281,921
		50,642,159	49,547,034
Net assets		24,553,397	21,805,107

Equity
Capital and reserves attributable to the equity shareholders of the Company
Share capital	41	11,276,539	11,276,539
Reserves	42	11,649,259	8,849,353
		22,925,798	20,125,892
Non-controlling interests		1,627,599	1,679,215
Total equity		24,553,397	21,805,107

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands)

		Year ended December 31,
		2012	2011	2010
	Note	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	44(a)	12,822,835	13,781,419	10,739,839
Income tax paid		(205,476)	(158,394)	(98,591)
Net cash inflow from operating activities		12,617,359	13,623,025	10,641,248

Cash flows from investing activities

Additions of property, plant and equipment		(6,148,139)	(5,414,101)	(6,522,951)
Payments of short-term deposits with original maturity over three months		-	(1,963,289)	(434,314)
Advanced payments on acquisition of aircraft	21	(7,328,529)	(8,180,128)	(3,461,737)
Disposal of subsidiaries		-	-	(9,730)
Investment in available-for-sale financial assets		-	(1,472)	(2,737)
Acquisition of cargo business of Great Wall Airlines Co., Ltd. (“Great Wall Airlines”), net of cash acquired		(87,316)	(60,736)	-
Net cash acquired through acquisition of Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)		-	-	1,167,565
Proceeds from disposal of assets held for sale		209,586	411,535	430,110
Proceeds from disposal of property, plant and equipment		181,246	33,881	101,894
Proceeds of short-term deposits with original maturity over three months	28	958,489	-	-
Interest received		215,789	146,529	64,359
Dividends received		112,446	82,294	30,443
Proceeds from disposal of interests in an associate		2,439	-	4,405
Proceeds from disposal of interests in available-for -sale financial assets		94,890	6,426	-
Net cash outflow from investing activities		(11,789,099)	(14,939,061)	(8,632,693)

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands)

		Year ended December 31,
		2012	2011	2010
	Note	RMB’000	RMB’000	RMB’000

Cash flows from financing activities
Proceeds from draw down of short-term bank loans		23,101,136	19,647,120	20,803,369
Proceeds from issuance of short-term debentures and bonds		4,000,000	2,490,417	-
Repayments of short-term bank loans		(25,619,898)	(18,514,150)	(21,942,900)
Proceeds from draw down of long-term bank loans		10,887,474	5,693,281	11,556,258
Repayments of long-term bank loans		(8,352,313)	(5,245,147)	(6,526,565)
Principal repayments of finance lease obligations		(4,094,636)	(2,191,369)	(2,201,176)
Receipts/(payments) of restricted bank deposits		236,475	1,108,726	(1,174,066)
Interest paid		(1,936,842)	(1,701,253)	(1,644,924)
Capital contribution from non-controlling interests of subsidiaries		453,850	1,004,500	519,300
Acquisition of non-controlling interests in subsidiaries		(670,956)	-	-
Dividends paid to non-controlling interests of subsidiaries		(178,580)	(156,526)	(41,738)
Net cash (outflow)/inflow from financing activities		(2,174,290)	2,135,599	(652,442)
Net (decrease)/increase in cash and cash equivalents		(1,346,030)	819,563	1,356,113
Cash and cash equivalents at January 1		3,860,973	3,078,228	1,735,248
Exchange adjustments		(3,247)	(36,818)	(13,133)
Cash and cash equivalents at December 31	29	2,511,696	3,860,973	3,078,228

Notes to consolidated cash flow statements is set out in Note 44 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2010	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181

Total comprehensive income for the year	-	(16,007)	4,957,989	4,941,982	326,332	5,268,314
- Profit for the year	-	-	4,957,989	4,957,989	326,332	5,284,321
- Other comprehensive loss	-	(16,007)	-	(16,007)	-	(16,007)
Issuance of new shares for the acquisition of Shanghai Airlines	1,694,839	7,399,913	-	9,094,752	-	9,094,752
Non-controlling interests addition through the acquisition of Shanghai Airlines	-	-	-	-	53,920	53,920
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(41,738)	(41,738)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	519,300	519,300
Disposal of subsidiaries	-	-	-	-	(8,843)	(8,843)
Balance at December 31, 2010	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2011	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886

Total comprehensive income for the year	-	(134,661)	4,575,732	4,441,071	740	4,441,811
- Profit for the year	-	-	4,575,732	4,575,732	740	4,576,472
- Other comprehensive loss	-	(134,661)	-	(134,661)	-	(134,661)
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary	-	426,439	-	426,439	(427,264)	(825)
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(156,526)	(156,526)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	1,004,500	1,004,500
Acquisition of non-controlling interests in subsidiaries	-	(12,905)	-	(12,905)	(32,834)	(45,739)
Balance at December 31, 2011	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107

CHINA EASTERN AIRLINES CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2012	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107

Total comprehensive income for the year	-	(7,374)	2,953,645	2,946,271	(146,080)	2,800,191
- Profit for the year	-	-	2,953,645	2,953,645	(146,042)	2,807,603
- Other comprehensive loss	-	(7,374)	-	(7,374)	(38)	(7,412)
Dividend paid to non-controlling interests in subsidiaries	-	-	-	-	(178,580)	(178,580)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	453,850	453,850
Acquisition of non-controlling interests in subsidiaries	-	(490,151)	-	(490,151)	(180,806)	(670,957)
Others	-	343,786	-	343,786	-	343,786
Balance at December 31, 2012	11,276,539	17,075,389	(5,426,130)	22,925,798	1,627,599	24,553,397

The accompanying notes are an integral part of these consolidated financial statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company’s Board of Directors (the “Board”) on March 26, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(i)

Going concern

As at December 31, 2012, the Group’s accumulated losses were approximately RMB5.43 billion and its current liabilities exceeded its current assets by approximately RMB35.95 billion. For the year ended December 31, 2012, cash and cash equivalents of the Group decreased by RMB1.35 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

As at December 31, 2012, the Group had total unutilized credit facilities of approximately RMB27.09 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Group fail to continue as a going concern.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning January 1, 2012:

▪	Amendments to IFRS 7, Financial instruments: Disclosures – Transfer of financial assets: this amendment promotes transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on the Company’s financial position. The Group did not have any significant transfers of financial assets in previous year or the current year which require disclosures in current accounting year under the amendments and these amendments have had no material impact on the Group.

▪	Amendment related to IAS12, “Income taxes”. Currently IAS 12, 'Income taxes' requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 “Investment Property”. Hence, this amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, 'Income tax - recovery of revalued non-depreciable assets', would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is accordingly withdrawn. This improvement has no material impact on the Group.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(iii)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2012 but not currently relevant to the Group

IFRS 1 (Amendment)	First-time Adoption of IFRSs - Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters

IFRS 1 (Amendment)	First time adoption on hyperinflation and fixed dates

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(iv)	New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning January 1, 2012 and which are relevant for the Group’s operations

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on after January 1, 2013, but the Group has not early adopted them:

▪	IAS 19 (Amendment) (effective from January 1, 2013). This amendment eliminates the corridor approach and calculates finance costs on a net funding basis. "Remeasurements" replace "actuarial gains and losses" and include the difference between actual investment returns and the return implied by the net interest cost and any effect of an asset ceiling. They are recognized in other comprehensive income and not recycled to income. The "corridor" method and the option to recognize immediately in the income statement are no longer available. This will increase balance sheet volatility for many entities. The Group will apply the standard retrospectively from January 1, 2013 and the "actuarial gains and losses" will be recognized in other comprehensive income. As at December 31, 2012, the Unrecognized actuarial losses is RMB2.89 billion.

▪	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortized cost and fair value, which are driven by the entity’s business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity’s business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The management is in the process of evaluating the impact of IFRS 9 on the Group and will apply the standard from January 1, 2013.

▪	IFRS 10 “Consolidated financial statements” (effective from January 1, 2013). The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. Sets out the accounting requirements for the preparation of consolidated financial statements. The management is in the process of evaluating the impact of IFRS 10 on the Group and will apply the standard from January 1, 2013.

▪	IFRS 13 “Fair value measurement” (effective from January 1, 2013). IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles (“US GAAP”), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The management is in the process of evaluating the impact of IFRS 13 on the Group and will apply the standard from January 1, 2013.

▪	IAS 1(Amendment) (effective from July 1, 2013) “Financial statements presentation” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group will apply the standard from July 1, 2013 and it is not expected to have material impact on the Group’s financial statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

(iv)	New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning January 1, 2012 and which are relevant for the Group’s operations(continued)

▪	IFRS 11 (effective from January 1, 2013) “Joint arrangement”. IFRS 11 is a more realistic reflection of joint arrangement by focusing on the right and obligation of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operation has right to assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operation has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group will apply the standard from January 1, 2013 and it is not expected to have material impact on the Group’s financial statement.

▪	IAS 28 (Revised 2011) (effective from January 1, 2013) “Associates and joint ventures”. The amendment includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The management is in the process of evaluating the impact of IAS 28 on the Group and will apply the standard from January 1, 2013.

▪	IFRS 12 (effective from January 1, 2013) “Disclosure of interests in other entities”. The amendment includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The management is in the process of evaluating the impact of IFRS 12 on the Group and will apply the standard from January 1, 2013.

▪	IAS 27 (revised 2011) (effective from January 1, 2013) “Separate financial statements”. The amendment includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The management is in the process of evaluating the impact of IAS 27 on the Group and will apply the standard from January 1, 2013.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

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

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The Group recognizes any non-controlling interest in the acquiree on an acquisition- by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

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

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

In the Company’s balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(n)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

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

In the Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(n)). The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Chinese Renminbi (“RMB”), which is the functional and presentation currency of the Group’s entities.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or costs’.

(e)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group’s activities. Revenue is shown net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

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

(l)	Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of five years, starting from the pilot joins the Group.

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls (equivalent to approximately 2 to 5 years). Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

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

(o)	Assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and are classified as assets held for sale.

(p)	Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of the land use rights on a straight-line basis.

(q)	Advanced payments on acquisition of aircraft

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(v)	Borrowings

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

(w)	Provisions

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

For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognized and measured as a provision.

(x)	Leases

(i)	A Group company is the lessee

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Leases (continued)

(i)	A Group company is the lessee (continued)

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

(y)	Retirement benefits

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

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognized directly in other comprehensive income, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the income statement.

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

(ab)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(ac)	Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 39(b) to the financial statements.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the balance sheet date to major currency risk.

	2012			2011
	USD	Euro	JPY	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	1,259,043	156,354	161,020	1,308,300	121,646	140,143
Restricted bank deposits and short-term bank deposits	16,082	9,818	39,724	16,145	9,302	24,637
Cash and cash equivalents	372,387	38,175	30,451	520,976	19,753	5,425
Deposits relating to aircraft under operating leases	562,199	-	-	594,354	-	-
Trade and other payables	(248,604)	(166)	(3,355)	(448,593)	(278)	(2,754)
Obligation under finance leases	(18,751,982)	-	(667,351)	(17,891,918)	-	-
Borrowings	(31,605,345)	-	(303,433)	(24,994,674)	-	-
Currency derivatives at notional value	364,559	-	-	289,841	-	-
Net balance sheet exposure	(48,031,661)	204,181	(742,944)	(40,605,569)	150,423	167,451

The following table indicates the approximate change in the Group’s profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

	2012		2011
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
US dollars	483,962	988	406,797	(222)

Euro	(2,042)	-	(1,504)	-

Japanese Yen	7,429	-	(1,675)	-

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 33 and 39(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the interest rate profiles of the Group’s interest-bearing financial instruments at the balance sheet date.

	2012	2011
	RMB’000	RMB’000
Floating rate instruments
Cash and cash equivalents	2,503,079	3,852,681
Restricted bank deposits and short-term bank deposits	1,726,251	2,894,287
Borrowings	(35,256,709)	(35,256,801)
Obligations under finance leases	(21,857,978)	(20,260,822)
	(52,885,357)	(48,770,655)
Interest rate swaps at notional amount	5,598,774	4,075,758
	(47,286,583)	(44,694,897)

	2012	2011
	RMB’000	RMB’000
Fixed rate instruments
Borrowings	(10,479,409)	(6,517,792)
Interest rate swaps at notional amount	240,307	303,368
	(10,239,102)	(6,214,424)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Financial risk factors (continued)

(ii)	Interest rate risk (continued)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant.

	2012		2011
	Effect on profit and loss	Effect on other components of equity	Effect on profit and loss	Effect on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000
Floating rate instruments	(122,532)	(13,997)	(118,952)	(10,189)

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 36% of the Group’s operating expenses (2011: 37%).

As at December 31, 2012, the Group had no open crude oil option contracts, and all the contracts signed in past years had been settled before December 31, 2012.

For the year ended December 31, 2012, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group’s fuel cost would have been RMB1,494 million higher/lower.

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

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB812 million as at December 31, 2012 (2011: approximately RMB756 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 46(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

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

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations, bonds and bank loans (both short and long term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at December 31, 2012, the Group’s net current liabilities amounted to RMB35,948 million (2011: RMB29,679 million). For the year ended December 31, 2012, the Group recorded a net cash inflow from operating activities of RMB12,617 million (2011: inflow RMB13,623 million), a net cash outflow from investing activities and financing activities of RMB13,963 million (2011: outflow RMB12,803 million), and a decrease in cash and cash equivalents of RMB1,349 million (2011: increase of RMB820 million).

The Directors of the Company believe that cash from operations and short and long term borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2012
Borrowings	23,690,528	7,780,344	8,846,834	8,736,557
Derivative financial instruments	504	-	122,751	216,895
Obligations under finance leases	3,004,452	3,059,744	8,685,669	9,027,940
Trade and other payables	18,871,661	71,236	329,988	58,665
Provision for return condition checks for aircraft under operating lease	734,205	818,199	1,381,893	864,465
Other long term liability	26,500	26,988	76,610	79,629
Total	46,327,850	11,756,511	19,443,745	18,984,151

At December 31, 2011
Borrowings	19,129,172	8,959,738	10,053,089	6,255,055
Derivative financial instruments	1,099	1,987	110,487	219,411
Obligations under finance leases	2,790,844	2,846,797	7,836,047	8,448,826
Trade and other payables	18,650,034	71,410	148,515	67,210
Other long term liability	115,645	117,963	324,703	350,095
Total	40,686,794	11,997,895	18,472,841	15,340,597

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Capital risk management

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

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at December 31, 2012 and 2011 were as follows:

	2012	2011
	RMB’000	RMB’000
Total liabilities	99,265,166	92,933,774
Total assets	123,818,563	114,738,881
Debt ratio	0.80	0.81

(c)	Fair value estimation of financial assets and liabilities

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2012 and December 31, 2011.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2012
Assets
Derivative financial instruments
— Forward foreign exchange contracts (Note 39(b))	-	18,074	-	18,074
Available-for-sale financial assets	1,955	-	232,735	234,690
Total	1,955	18,074	232,735	252,764

Liabilities
Derivative financial instruments
— Interest rate swaps (Note 39(a))	-	295,005	-	295,005
— Forward foreign exchange contracts (Note 39(b))	-	45,146	-	45,146
Total	-	340,151	-	340,151

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2011
Assets
Derivative financial instruments
— Crude oil option contracts (Note 39(a))	-	4,279	-	4,279
— Interest rate swaps (Note 39(b))	-	86	-	86
Available-for-sale financial assets	2,344	-	238,036	240,380
Total	2,344	4,365	238,036	244,745

Liabilities
Derivative financial instruments
— Interest rate swaps (Note 39(a))	-	267,909	-	267,909
— Forward foreign exchange contracts (Note 39(b))	-	65,075	-	65,075
Total	-	332,984	-	332,984

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Fair value estimation of financial assets and liabilities (continued)

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

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

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

(a)	Revenue recognition

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

(b)	Frequent flyer program

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passenger revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

(c)	Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and timeframe between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

(d)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees’ service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees’ turnover rate. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 37 to the financial statements.

(e)	Deferred income tax

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

(f)	Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and Company’s future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

(g)	Depreciation of property, plant and equipment

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

(h)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(k) and Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Traffic revenues	79,444,443	76,513,636	67,390,909
– Passenger	71,418,995	68,433,970	58,968,019
– Cargo and mail	8,025,448	8,079,666	8,422,890
Ground service income	1,959,107	2,104,604	1,957,610
Tour operations income	2,111,051	2,115,520	1,932,510
Cargo handling income	160,328	278,724	673,329
Commission income	96,418	95,426	100,016
Others	1,481,970	1,295,220	1,749,285
	85,253,317	82,403,130	73,803,659

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	REVENUES(CONTINUED)

Note:

Before January 1, 2012, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. The Group’s revenues from the provision of international transportation services are exempted from business tax from January 1, 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”).

Pursuant to the notice of the pilot program for the transformation of transportation and certain modern service industries in Shanghai from business tax ("BT") to Value Added Tax (“VAT”) (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from January 1, 2012, instead of BT.

Pursuant to the notice of the pilot program for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from 1 September 2012 to 1 December 2012.

The VAT input generated from purchase of fuel, take-off and landing services, food and beverages, property, plant and equipment, and certain BT paid by the branches of the Company outside above notice scope can be used to deduct the VAT output generated from taxable revenue.

The traffic revenue and other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

As a result of the implementation of aforementioned reform from BT to VAT (i.e. the relevant portion of the Group's operations have been changed to VAT instead of BT as they were in prior year), revenue of the Group for the year ended December 31, 2012 decreased by RMB2,954 million and operating expenses of the Group decreased by RMB3,132 million resulting in an increase in profit before income tax of RMB178 million for the year ended December 31, 2012.

The business tax incurred and offset against the above Group’s revenues for the year ended December 31, 2012 amounted to approximately RMB670 million (2011: approximately RMB1,803 million).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER OPERATING INCOME

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Other operating income (Note)
- Other government subsidies	1,719,626	1,061,451	658,620
	1,719,626	1,061,451	658,620

Note:

Government subsidies represent (i) subsidies of RMB353 million (2011: RMB78 million) based on certain amount of tax paid granted by governments to the Group; and (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognized for the year ended December 31, 2012.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION

(a)	Chief Operating Decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

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

The segment results for the year ended December 31, 2012 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	83,127,233	2,442,017	-	-	85,569,250
Inter-segment sales	-	261,631	(261,631)	-	-
Reportable segment revenue	83,127,233	2,703,648	(261,631)	-	85,569,250

Reportable segment profit before income tax	3,176,660	104,938	-	234,058	3,515,656

Other segment information
Depreciation and amortization	7,892,045	114,430	-	-	8,006,475
Capital expenditure	18,490,801	116,212	-	-	18,607,013

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

The segment results for the year ended December 31, 2011 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	81,597,560	2,376,945	-	-	83,974,505
Inter-segment sales	-	201,989	(201,989)	-	-
Reportable segment revenue	81,597,560	2,578,934	(201,989)	-	83,974,505

Reportable segment profit before income tax	4,997,606	41,986	-	128,122	5,167,714

Other segment information
Depreciation and amortization	7,282,227	88,500	-	-	7,370,727
Impairment losses	799,105	259	-	-	799,364
Capital expenditure	18,159,708	91,985	-	-	18,251,693

The segment results for the year ended December 31, 2010 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Reportable segment revenue from external customers	72,029,550	2,928,558	-	-	74,958,108
Inter-segment sales	427,141	295,335	(722,476)	-	-
Reportable segment revenue	72,456,691	3,223,893	(722,476)	-	74,958,108

Reportable segment profit before income tax	5,633,323	88,407	-	119,363	5,841,093

Other segment information
Depreciation and amortization	6,916,308	69,397	-	-	6,985,705
Impairment losses	425,772	1,289	-	-	427,061
Capital expenditure	22,752,632	336,978	-	-	23,089,610

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (continued).

The segment assets and liabilities as at December 31, 2012, 2011 and 2010 are as follows:

	Airline transportation Operations	Other Segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2012
Reportable segment assets	116,461,666	4,706,382	(1,691,890)	1,486,321	120,962,479
Reportable segment liabilities	94,047,698	3,564,029	(1,691,890)	-	95,919,837
At December 31, 2011
Reportable segment assets	106,818,323	4,658,780	(763,176)	1,501,225	112,215,152
Reportable segment liabilities	87,272,414	3,560,501	(763,176)	-	90,069,739
At December 31, 2010
Reportable segment assets	97,500,563	2,045,617	(191,907)	1,455,844	100,810,117
Reportable segment liabilities	83,387,701	1,038,146	(191,907)	-	84,233,940

*Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities, and also the gain arisen from available-for-sale financial assets.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical are analyzed based on the following criteria:

(1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue generated from international routes (excluding regional routes) is classified as international operations.

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	57,612,675	57,675,579	51,060,489
Regional (Hong Kong, Macau and Taiwan)	3,704,064	3,771,339	3,900,952
International	24,252,511	22,527,587	19,996,667
Total	85,569,250	83,974,505	74,958,108

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Majority of the Group’s other assets are also located in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

		2012	2011	2010
		RMB’000	RMB’000	RMB’000
Revenue
Reportable segment revenue		85,569,250	83,974,505	74,958,108
–Reclassification of business tax and expired sales in advance of carriage	(i)	(315,933)	(1,571,375)	(1,154,449)
Consolidated revenue		85,253,317	82,403,130	73,803,659

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	SEGMENT INFORMATION (CONTINUED)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

		2012	2011	2010
		RMB’000	RMB’000	RMB’000
Profit before income tax
Reportable segment profit		3,515,656	5,167,714	5,841,093
–Difference in depreciation charges for aircraft due to different depreciation lives	(ii)	(21,958)	(9,288)	(83,765)
–Provision for post-retirement benefits	(iii)	(401,901)	(326,145)	(347,936)
–Others		(79,393)	8,420	8,420
Consolidated profit before income tax		3,012,404	4,840,701	5,417,812

		2012	2011	2010
		RMB’000	RMB’000	RMB’000
Assets
Reportable segment assets		120,962,479	112,215,152	100,810,117
–Difference in depreciation charges for aircraft due to different depreciation lives	(ii)	52,901	74,859	84,147
–Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(iv)	2,760,665	2,760,665	2,760,665
–Others		42,518	(311,795)	(321,213)
Consolidated total assets		123,818,563	114,738,881	103,333,716

		2012	2011	2010
		RMB’000	RMB’000	RMB’000
Liabilities
Reportable segment liabilities		95,919,837	90,069,739	84,233,940
–Provision for post-retirement benefits	(iii)	3,345,329	2,943,428	2,617,283
–Others		-	(79,393)	(79,393)
Consolidated total liabilities		99,265,166	92,933,774	86,771,830

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Segment information (continued)

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (continued).

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii)	In accordance with the PRC Accounting Standards, certain employees’ post-retirement benefits are recognized upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognized over the employees’ service period using projected unit credit method.

(iv)	The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognized arising from the acquisition.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Gain arising from fair value movements of derivatives financial instruments
- Interest rate swap and forward foreign exchange contracts (Note 39(a) & (b))	15,755	19,541	33,189
- Crude oil option contracts	9,076	67,310	800,195
	24,831	86,851	833,384

9.	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	7,007,883	5,992,672	6,567,729
Employee welfare and benefits	428,791	335,464	361,149
Defined contribution retirement schemes (Note 37(a))	1,262,017	1,142,167	996,326
Post-retirement benefits (Note 37(b))	581,775	478,502	479,514
Staff housing fund (Note 38 (a))	607,336	544,674	422,167
Staff housing allowance (Note 38 (b))	171,241	171,375	113,901
	10,059,043	8,664,854	8,940,786

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	IMPAIRMENT CHARGES/ (REVERSALS)

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Impairment charges on assets held for sale (Note (b))	-	612,216	256,694
(Reversal of)/provision for impairment charges on flight equipment spare parts(Note (a))	(103,337)	26,100	148,697
Impairment charge on property, plant and equipment	89,870	-	-
	(13,467)	638,316	405,391

Note:

(a)	After acquisition of Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) in 2010, the Company has reviewed the composition of its aircraft fleet, aiming to simply the models of aircraft and maximizes operation efficiencies. In 2012, the Company has defined the main model of aircraft for future operation and signed series of contracts to dispose other models of aircraft between 2014 and 2016. As a consequence, the Company has reassessed the provision for the flight equipment spare parts in relation to the main models of aircraft and also the spare parts in relation to the aircraft to be disposed, and reversed provision of RMB103 million during the year ended December 31, 2012 in accordance with the reassessment results.

(b)	In December 2011, the Group management entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in view of high maintenance costs of those aircraft. The aircraft and engines has been classified as assets held for sale at December 31, 2011, and an impairment loss of approximately RMB612 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 43).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OPERATING PROFIT

Operating profit is stated after charging the following items:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Amortization of intangible assets	38,404	26,167	49,681
Depreciation of property, plant and equipment
- Owned	5,073,307	4,523,903	4,353,668
- Leased (finance leases)	2,397,541	2,361,919	2,323,302
Amortization of lease prepayments	47,658	41,777	31,186
Consumption of flight equipment spare parts	747,268	739,663	601,407
(Reversal)/provision of impairment of trade and other receivables	(6,872)	161,048	1,545
Auditors’ remuneration	12,880	16,100	16,680

12.	FINANCE INCOME

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	147,836	1,872,369	1,074,796
Interest income	200,765	151,633	80,588
	348,601	2,024,002	1,155,384

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	FINANCE COSTS

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Interest on bank borrowings	1,359,644	1,379,452	1,234,837
Interest relating to obligations under finance leases	411,547	268,487	279,095
Interest on bonds and debentures	149,425	40,833	-
Interest relating to notes payable	73,855	34,289	143,482
	1,994,471	1,723,061	1,657,414
Less: Amounts capitalized into advanced payments on acquisition of aircraft (Note)	(296,997)	(253,027)	(150,668)
Amounts capitalized into construction in progress (Note)	-	(7,307)	(4,846)
	1,697,474	1,462,727	1,501,900

Note:

The average interest rate used for interest capitalization is 3.73% per annum for the year ended December 31, 2012 (2011: 3.84%, 2010: 3.75%).

14.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Provision for PRC income tax	214,944	255,947	125,309
Deferred taxation (Note 36)	(10,143)	8,282	8,182
	204,801	264,229	133,491

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from January 1, 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended December 31, 2012, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2011: 24%, 2010: 22%). Other subsidiaries of the Company, except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2011: 16.5%, 2010: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2011: 25%, 2010: 25%) under the New CIT Law.

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other serious of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoy the reduced tax rate of 15% from January 1, 2011.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX (CONTINUED)

Tax on the Group’s consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000

Profit before income tax	3,012,404	4,840,701	5,417,812
Adjusted by:
Share of result of associates and jointly controlled entities	(133,169)	(106,872)	(67,382)
	2,879,235	4,733,829	5,350,430
Tax calculated at the tax rate of 25% (2011: 24%; 2010: 22%)	719,809	1,136,119	1,177,095
Effect attributable to subsidiaries charged at tax rates of 15% or 16.5% (2011: 25% or 16.5%; 2010: 25% or 16.5%)	(48,669)	10,637	1,170
Income not subject to tax	-	(12,426)	(14,829)
Expenses not deductible for tax purposes	12,989	31,858	21,009
Utilization of previously unrecognized tax losses	(654,996)	(1,222,570)	(1,682,357)
Unrecognized tax losses for the year	210,777	95,291	30,273
Realization deductible temporary differences which were not recognized deferred tax in previous years	-	-	(349,606)
(Realization of)/Unrecognized deductible temporary differences for the year	(35,109)	225,320	950,736
Tax charge	204,801	264,229	133,491

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended December 31, 2012 and 2011, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	DIVIDEND

The Board has not recommended any dividend for the years ended December 31, 2012, 2011 and 2010.

16.	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB2,661 million (2011: RMB4,523 million; 2010: RMB4,422 million).

17.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB2,954 million (2011: RMB4,576 million; 2010: RMB4,958 million) and the weighted average number of shares of 11,276,538,860 (2011: 11,276,538,860; 2010: 11,149,426,000) in issue during the year ended December 31, 2012. The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

	Goodwill (Note (a))	Computer software	Total
	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2011	11,269,695	217,411	11,487,106
Additions	-	46,381	46,381
At December 31, 2011	11,269,695	263,792	11,533,487

At January 1, 2012	11,269,695	263,792	11,533,487
Additions	-	133,913	133,913
At December 31, 2012	11,269,695	397,705	11,667,400

Accumulated amortization
At January 1, 2011	-	153,730	153,730
Charge for the year	-	26,167	26,167
At December 31, 2011	-	179,897	179,897

At January 1, 2012	-	179,897	179,897
Charge for the year	-	38,404	38,404
At December 31, 2012	-	218,301	218,301

Net book amount
At December 31, 2011	11,269,695	83,895	11,353,590

At December 31, 2012	11,269,695	179,404	11,449,099

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS (CONTINUED)

Notes:

(a)	The balance represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group’s airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit (“CGU”) that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally based on the Company’s fair value, which is determined by reference to the observable quoted market price of the Company’s shares less the costs of disposal. No impairment for the goodwill is required based on the Company’s fair value as at the balance sheet date.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2012	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Transfers from construction in progress	-	-	1,584,745	69,657	(1,654,402)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	4,716,802	1,982,177	-	-	-	6,698,979
Sales and finance leased back	(1,583,999)	1,583,999	-	-	-	-
Additions	5,443,597	2,862,007	3,721	562,357	1,576,395	10,448,077
Other decrease	(25,656)	(664,141)	-	-	-	(689,797)
Transfer to other long term assets	-	-	-	-	(55,506)	(55,506)
Disposals	(906,650)	(486,316)	(7,079)	(195,284)	-	(1,595,329)
At December 31, 2012	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767

Accumulated depreciation
At January 1, 2012	22,677,254	8,391,720	1,293,602	3,538,955	-	35,901,531
Charge for the year	4,394,601	2,397,541	234,749	443,957	-	7,470,848
Sales and finance leased back	(32,363)	32,363	-	-	-	-
Disposals	(855,457)	(486,315)	(5,062)	(148,301)	-	(1,495,135)
At December 31, 2012	26,184,035	10,335,309	1,523,289	3,834,611	-	41,877,244

Impairment
At January 1, 2012	721,101	107,770	-	550	21,596	851,017
Charge for the year	89,870	-	-	-	-	89,870
Disposals	(20,125)	-	-	-	-	(20,125)
At December 31, 2012	790,846	107,770	-	550	21,596	920,762

Net book amount
At December 31, 2012	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761
At January 1, 2012	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2011	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Transfers from construction in progress	-	-	310,006	179,927	(489,933)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	1,591,142	2,230,271	-	-	-	3,821,413
Additions	4,022,991	2,967,931	78,279	533,186	1,720,738	9,323,125
Transfer to assets held for sale (Note 43)	-	(3,863,025)	-	-	-	(3,863,025)
Transfer to lease prepayments	-	-	-	-	(153,880)	(153,880)
Disposals	(778,991)	(423,006)	(32,078)	(337,137)	(1,424)	(1,572,636)
At December 31, 2011	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343

Accumulated depreciation
At January 1, 2011	19,584,570	8,855,680	1,125,373	3,349,386	-	32,915,009
Charge for the year	3,871,675	2,361,919	177,049	475,179	-	6,885,822
Transfer to assets held for sale (Note 43)	-	(2,402,873)	-	-	-	(2,402,873)
Disposals	(778,991)	(423,006)	(8,820)	(285,610)	-	(1,496,427)
At December 31, 2011	22,677,254	8,391,720	1,293,602	3,538,955	-	35,901,531

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Aircraft, engines and flight equipment
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Impairment
At January 1, 2011	721,101	473,393	-	550	23,020	1,218,064
Transfer to assets held for sale (Note 43)	-	(365,623)	-	-	-	(365,623)
Disposals	-	-	-	-	(1,424)	(1,424)
At December 31, 2012	721,101	107,770	-	550	21,596	851,017

Net book amount
At December 31, 2011	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795
At January 1, 2011	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273

Note:

(a)	As at December 31, 2012, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB22,544 million (2011: approximately RMB18,317 million, 2010: approximately RMB20,800 million) were pledged as collateral under certain loan arrangements (Note 33).

20.	LEASE PREPAYMENTS

	December 31,
	2012	2011
	RMB’000	RMB’000

Cost
At January 1	1,796,276	1,696,575
Additions	358,232	159,306
Disposals	-	(59,605)
At December 31	2,154,508	1,796,276

Accumulated amortization
At January 1	325,004	290,419
Charge for the year	47,658	41,777
Disposals	-	(7,192)
At December 31	372,662	325,004

Net book amount
At December 31	1,781,846	1,471,272

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2012, the majority of these land use rights had remaining terms ranging from 34 to 50 years (2011: from 35 to 50 years).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2012	2011
	RMB’000	RMB’000
At January 1	10,968,344	6,356,602
Payment during the year	7,328,529	8,180,128
Interest capitalized (Note 13)	296,997	253,027
Transfers to property, plant and equipment (Note 19)	(6,698,979)	(3,821,413)
At December 31	11,894,891	10,968,344

Included in the Group’s balance as at December 31, 2012, the amount of accumulated interest capitalized was approximately RMB630 million (2011: RMB632 million).

22.	INVESTMENTS IN ASSOCIATES

	December 31,
	2012	2011
	RMB’000	RMB’000
Unlisted investments, at cost	620,329	622,768
Share of results/reserves	213,143	214,821
	833,472	837,589

The movement on investments in associates is as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
At January 1	837,589	807,669
Share of results of associates	103,209	75,435
Share of revaluation on available-for-sale investments held by an associate	2,188	(2,701)
Disposal of associates	(2,439)	-
Dividend received/declared during the year	(107,075)	(42,814)
At December 31	833,472	837,589

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2012	2011	2012	2011
		RMB’000	RMB’000

Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	PRC December 6, 1995	400,000	400,000	25%	25%	Provision of financial services to Group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	350,000	350,000	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”) (Note(a))	PRC March 28, 2008	USD39,500	USD39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992	166,575	166,575	20%	20%	Provision of Property development and management

Eastern Aviation Import & Export Co., Ltd (“Eastern Import & Export”)	PRC June 9, 1993	80,000	80,000	45%	45%	Provision of aviation equipment, spare parts purchase

Shanghai Dongmei Aviation Travel Co., Ltd. (“Dongmei Travel”)	PRC October 17, 2004	51,369	51,369	27%	27%	Provision of traveling and accommodation agency services

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4,1986	50,000	50,000	45%	45%	Provision of aviation advertising agency services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Company	Place and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2012	2011	2012	2011
		RMB’000	RMB’000

Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC October 18, 2002	25,000	25,000	30%	30%	Provision of cable and wireless communication services

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	USD7,000	USD7,000	35%	35%	Provision of airline electronic product maintenance services

Notes:

(a)	In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (”Shanghai P&W”). Shanghai P&W has a registered capital of USD40 million in which the Company holds 51% interests. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000

2012	4,021,663	3,188,191	2,973,719	103,209
2011	3,728,129	2,890,540	2,417,786	75,435

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2012	2011
	RMB’000	RMB’000
Unlisted investments, at cost	323,238	323,238
Share of results/reserves	94,921	100,018
	418,159	423,256

The movement on investments in jointly controlled entities is as follows:

	2012	2011
	RMB’000	RMB’000
At January 1	423,256	406,170
Share of results	29,960	31,437
Dividend received/declared during the year	(35,057)	(14,351)
At December 31	418,159	423,256

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2012	2011	2012	2011
		RMB’000	RMB’000

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note (a))	PRC September 28, 2004	USD73,000	USD73,000	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd (“Wheels & Brakes”)	PRC December 28, 1995	USD2,100	USD2,100	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1999	RMB10,000	RMB10,000	41%	41%	Provision of computer systems development and maintainance services

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

Notes:

(a)	Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated March 10, 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(b)	The Group’s aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets	Liabilities	Revenues	Profit
	RMB’000	RMB’000	RMB’000	RMB’000
2012	494,042	75,883	312,600	29,960
2011	524,573	101,317	287,822	31,437

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	OTHER LONG-TERM ASSETS

	December 31,
	2012	2011
	RMB’000	RMB’000
Deposits relating to aircraft under operating leases (Note (a))	807,543	749,580
Deferred pilot recruitment costs (Note (b))	869,082	886,177
Other long-term assets	281,631	294,077
	1,958,256	1,929,834

Notes:

(a)	The fair value of deposits relating to aircraft held under operating leases of the Group is approximately RMB722 million (2011: RMB685 million), which is determined using the expected future refunds discounted at market interest rates at the year end.

(b)	Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of five years, starting from the pilot joins the Group.

25.	FLIGHT EQUIPMENT SPARE PARTS

	December 31,
	2012	2011
	RMB’000	RMB’000
Flight equipment spare parts	2,765,291	2,506,388
Less: provision for spare parts	(677,313)	(950,844)
	2,087,978	1,555,544

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and Company’s future operation plan for the aircraft and related spare parts.

	December 31,
	2012	2011
	RMB’000	RMB’000
At January 1	950,844	986,100
Provision written off in relation to disposal of spare parts	(170,194)	(61,356)
Provision for/(reversal of) impairment of spare parts(Note 10(a)&(b))	(103,337)	26,100
At December 31	677,313	950,844

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Within 90 days	2,851,736	2,381,707
91 to 180 days	68,488	79,636
181 to 365 days	35,995	38,382
Over 365 days	208,770	237,356
	3,164,989	2,737,081
Less: provision for impairment of receivables	(202,808)	(233,055)
Trade receivables	2,962,181	2,504,026

Balances with related companies included in trade receivables are summarized in Note 46(c)(i).

The carrying amounts of the trade receivables approximate their fair value.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

As at December 31, 2012, trade receivables of RMB137 million (2011: RMB101 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB680 million (2011: RMB627 million) from these agents. The ageing analysis of these trade receivables is as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Within 90 days	48,017	31,974
91 to 180 days	52,997	41,793
181 to 365 days	35,995	26,920
	137,009	100,687

As at December 31, 2012, trade receivables of RMB167 million (2011: RMB198 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(s).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	TRADE RECEIVABLES (CONTINUED)

The ageing of impaired receivables is as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
181 to 365 days over due	15,490	9,910
1 to 2 years overdue	22,714	25,873
Over 2 years overdue	186,057	211,483
	224,261	247,266

Movements on the Group’s provision for impairment of trade receivables are as follows:

	2012	2011
	RMB’000	RMB’000
At January 1	233,055	245,961
Receivables written off during the year as uncollectible	(30,064)	(13,970)
Provision for/(reversal of) impairment of receivables	(183)	1,064
At December 31	202,808	233,055

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for impairment of trade and other receivables’ in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	December 31,
	2012	2011
	RMB’000	RMB’000
Currency
Renminbi	2,510,514	2,124,351
Japanese Yen	161,020	140,143
US Dollars	119,362	131,720
Euro	156,354	121,646
HK Dollars	66,565	121,089
Other currencies	151,174	98,132
	3,164,989	2,737,081

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2012	2011
	RMB’000	RMB’000
VAT recoverable	920,135	-
Rebate receivables on aircraft acquisitions	676,126	836,647
Amounts due from related companies (Note 46(c)(i))	402,844	249,865
Prepaid aircraft operating lease rentals	314,600	280,638
Rental deposits	236,508	222,455
Others	1,106,486	1,148,628
Subtotal	3,656,699	2,738,233
Less: bad debt provision	(288,051)	(327,338)
	3,368,648	2,410,895

28.	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	2012	2011
	RMB’000	RMB’000
Bank deposits with original maturity over three months but less than a year	1,657,568	2,616,057
Restricted bank deposits	68,683	278,230
	1,726,251	2,894,287

Notes:

As at December 31, 2012, the deposits are primarily denominated in RMB and bore effective interest rates ranging from 2.85% to 4.65% per annum (2011: 0.5% to 5.3% per annum).

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS (CONTINUED)

The carrying amounts of the Group’s restricted bank deposits and short-term bank deposits are denominated in the following currencies:

	December 31,
	2012	2011
	RMB’000	RMB’000
Renminbi	1,625,891	2,837,308
Japanese Yen	39,724	24,637
US Dollars	16,082	16,145
HK Dollars	15,973	6,895
Euro	9,818	9,302
Other currencies	18,763	-
	1,726,251	2,894,287

29.	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2012	2011
	RMB’000	RMB’000
Renminbi	1,933,933	3,249,932
US Dollars	372,388	520,976
Euro	38,172	19,753
Japanese Yen	30,451	5,425
Hong Kong Dollars	25,528	26,219
Others	111,224	38,668
	2,511,696	3,860,973

30.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Within 90 days	1,473,087	1,761,478
91 to 180 days	397,815	217,331
181 to 365 days	675,630	409,475
1 to 2 years	378,922	153,498
Over 2 years	149,871	150,842
	3,075,325	2,692,624

As at December 31, 2012, the trade payables and notes payable balances of the Group included amounts due to related companies of RMB1,950 million (2011: RMB1,216 million)(Note 46(c)(ii)).

As at December 31, 2012, notes payable amounted to RMB250 million (2011: RMB48 million), which were unsecured, bore effective interest rates ranging from 4.65% to 4.68% per annum (2011: 6% to 8%) and are repayable within six months.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2012	2011
	RMB’000	RMB’000
Accrued salaries, wages and benefits	2,210,517	2,657,376
Accrued take-off and landing charges	2,127,855	1,885,898
Accrued fuel cost	2,175,948	2,223,904
Accrued expenses related to aircraft overhaul conducted	1,675,056	1,941,007
Duties and levies payable	1,574,574	1,750,389
Other accrued operating expenses	2,038,930	1,571,843
Deposits received from ticket sales agents	680,318	627,006
Current portion of other long-term liabilities (Note 35)	314,996	398,701
Staff housing allowance (Note 38(b))	391,358	389,719
Amounts due to related companies (Note 46(c) (ii))	194,884	96,590
Current portion of post-retirement benefit obligations (Note 37(b))	85,800	83,483
Other payables	2,785,989	2,641,371
	16,256,225	16,267,287

32.	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2012, the Group had 98 aircrafts (2011: 80 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	December 31, 2012			December 31, 2011
	Minimum lease payments	Interest	Present value of minimum lease payments	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	3,004,452	399,183	2,605,269	2,790,844	331,585	2,459,259
In the second year	3,059,744	355,576	2,704,168	2,846,797	288,703	2,558,094
In the third to fifth year inclusive	8,685,669	760,777	7,924,892	7,836,047	600,836	7,235,211
After the fifth year	9,027,940	404,291	8,623,649	8,448,826	440,568	8,008,258
Total	23,777,805	1,919,827	21,857,978	21,922,514	1,661,692	20,260,822
Less: amount repayable within one year	(3,004,452)	(399,183)	(2,605,269)	(2,790,844)	(331,585)	(2,459,259)
Long-term portion	20,773,353	1,520,644	19,252,709	19,131,670	1,330,107	17,801,563

The fair value of obligations under finance leases of the Group is RMB22,883million (2011: RMB20,866 million), which is determined using the expected future payments discounted at market interest rates prevailing at the year end.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	BORROWINGS

	December 31,
	2012	2011
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– secured(Note (a))	15,780,892	11,988,500
– unsecured(Note (b))	4,815,271	9,114,963
Guaranteed bonds (Note (c))	2,500,000	2,500,000
	23,096,163	23,603,463

Current
Long-term bank borrowings
– secured(Note (a))	2,612,055	1,973,744
– unsecured(Note (b))	7,147,656	4,743,506
Short-term bank borrowings
– secured(Note (a))	-	221,948
– unsecured(Note (b))	8,880,244	11,231,932
Short-term debentures (Note (d))	4,000,000	-
	22,639,955	18,171,130
Total borrowings	45,736,118	41,774,593

The borrowings are repayable as follows:
Within one year	22,639,955	18,171,130
In the second year	7,272,821	8,407,984
In the third to fifth year inclusive	7,905,631	9,391,440
After the fifth year	7,917,711	5,804,039
Total borrowings	45,736,118	41,774,593

Notes:

(a)	As at December 31, 2012, the secured bank borrowings of the Group were pledged by the related aircrafts and buildings with an aggregate net book amount of RMB22,544 million (2011: RMB18,317 million) (Note 19).

(b)	Certain unsecured bank borrowings of the Group totaling of RMB95 million (2011: RMB228 million) were guaranteed by CEA Holding (Note 46(c)).

(c)	On August 1, 2011, Eastern Air Overseas (Hong Kong) Corporation Limited(“Eastern Air Overseas HK), a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum, which is payable semi-annually. The principle of the bonds will mature and be repayable on August 8, 2014.

The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(d)	On September 13, 2012, the Company issued short-term debentures with a principal of RMB4 billion. The debentures bear interest at the rate of 4.1% per annum. The principal and interest will mature and repayable on June 10, 2013.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	BORROWINGS (CONTINUED)

The terms of the long-term borrowings are summarized as follows:

Currency	Interest rate and final maturities	2012	2011
		RMB’000	RMB’000
RMB denominated	Interest rate ranging from 4.86% to 6.4% with final maturities through to 2020	3,953,340	8,844,130

USD denominated	Interest rate ranging from LIBOR 6+0.03% to LIBOR 6+5.3% with final maturities through to 2022	26,402,534	18,976,583
Guaranteed bonds
RMB denominated	interest rate of 4.00% with final maturities through to 2014	2,500,000	2,500,000
Total long-term borrowings		32,855,874	30,320,713

Notes:

The fair value of long-term borrowings of the Group is RMB 32,881 million (2011: RMB30,363 million), which is determined using the expected future payments discounted at prevailing market interest rates available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date.

Short-term borrowings of the Group are repayable within one year. As at December 31, 2012, the interest rates relating to such borrowings ranged from 1.11% to 6.56% per annum (2011: 1.30 % to 6.31% per annum).

The carrying amounts of the borrowings are denominated in the following currencies:

	2012	2011
	RMB’000	RMB’000
Renminbi	13,827,340	16,779,919
US Dollars	31,605,345	24,994,674
Japanese Yen	303,433	-
	45,736,118	41,774,593

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,
	2012	2011
	RMB’000	RMB’000
At January 1	3,299,126	2,814,503
Additional provisions	872,770	801,309
Utilization	(373,134)	(316,686)
At December 31	3,798,762	3,299,126
Less: current portion	(734,205)	(375,409)
Long-term portion	3,064,557	2,923,717

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2012 represents the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases.

35.	OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2011
	RMB’000	RMB’000
Fair value of unredeemed points awarded under the Group’s frequent flyer program	1,624,248	1,424,709
Long-term duties and levies payable rating to finance leases	209,727	908,406
Other long-term payables	116,558	112,685
	1,950,533	2,445,800
Less: Current portion included in other payables and accrued expenses(Note:31)	(314,996)	(398,701)
Long-term portion	1,635,537	2,047,099

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	Deferred taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	December 31,
	2012	2011
	RMB’000	RMB’000

Deferred tax assets
– Deferred tax asset to be utilized after 12 months	53,708	41,687
– Deferred tax asset to be utilized within 12 months	853	2,731
	54,561	44,418
Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(29,326)	(29,326)
Net deferred tax assets	25,235	15,092

Movements in the net deferred tax assets are as follows:

	2012	2011
	RMB’000	RMB’000

At January 1	15,092	23,374
Charged to income statement (Note 14)	10,143	(8,282)
At December 31	25,235	15,092

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	Deferred TAXATION (CONTINUED)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2012	2011
	RMB'000	RMB'000
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	40,408	70,071
Impairment provision for receivables	23,950	34,745
Impairment provision for property, plant and equipment	43,222	78,286
Derivative financial liabilities	20,339	29,201
Provision for post-retirement benefits	196,580	230,361
	324,499	442,664
Deferred tax liabilities:
Depreciation and amortization	(294,745)	(426,481)
Derivative financial assets	(4,519)	(1,091)
	(299,264)	(427,572)
	25,235	15,092

Movements of the net deferred tax assets of the Group for the year:

	At the beginning of the year	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2012
Impairment provision for obsolete flight equipment spare parts	70,071	(29,663)	40,408
Impairment provision for receivables	34,745	(10,795)	23,950
Impairment provision for property, plant and equipment and construction in progress	78,286	(35,064)	43,222
Derivative financial liabilities	29,201	(8,862)	20,339
Provision for post-retirement benefits	230,361	(33,781)	196,580
	442,664	(118,165)	324,499
Depreciation and amortization	(426,481)	131,736	(294,745)
Derivative financial assets	(1,091)	(3,428)	(4,519)
	(427,572)	128,308	(299,264)
Net deferred tax assets	15,092	10,143	25,235

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.	Deferred TAXATION (CONTINUED)

	At the beginning of the year	(Charged)/ credited to income statement	At the end of the year
	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2011
Impairment provision for obsolete flight equipment spare parts	83,365	(13,294)	70,071
Impairment provision for receivables	69,063	(34,318)	34,745
Impairment provision for property, plant and equipment and construction in progress	128,226	(49,940)	78,286
Provision for return condition checks for aircraft under operating leases	93,740	(93,740)	-
Provision for frequent flyer programs	44,001	(44,001)	-
Derivative financial liabilities	29,526	(325)	29,201
Provision for post-retirement benefits	245,026	(14,665)	230,361
	692,947	(250,283)	442,664
Depreciation and amortization	(652,521)	226,040	(426,481)
Derivative financial assets	(17,052)	15,961	(1,091)
	(669,573)	242,001	(427,572)
Net deferred tax assets	23,374	(8,282)	15,092

As at the balance sheet date, the Group had following balances in respect of which no deferred tax asset has been recognized:

	December 31,
	2012		2011
	Deferred taxation	Temporary differences	Deferred taxation	Temporary differences
	RMB’000	RMB’000	RMB’000	RMB’000

Tax losses carried forward	1,542,223	6,168,893	2,428,143	9,712,570
Other deductible temporary differences	970,616	3,882,464	971,951	3,887,804
Total unrecognized deferred tax assets	2,512,839	10,051,357	3,400,094	13,600,374

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2013 and 2017.

As at December 31, 2012, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operation results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognized.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS

(a)	Defined contribution retirement schemes

(i)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended December 31, 2012, the Group’s pension cost charged to the consolidated income statement amounted to RMB871 million (2011: RMB768 million).

(ii)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee’s basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2012, the Group’s medical insurance contributions charged to the consolidated income statement amounted to RMB391 million (2011: RMB374 million).

(b)	Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits, including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees’ turnover ratio.

The post-retirement benefit obligations recognized in the balance sheets are as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Present value of funded post- retirement benefit obligations	343,871	350,210
Fair value of plan assets	(89,819)	(92,450)
Present value of unfunded post-retirement benefit obligations	5,979,600	5,826,053
Unrecognized actuarial losses	(2,888,323)	(3,140,385)
Post-retirement benefit obligations	3,345,329	2,943,428
Less: current portion (Note 31)	(85,800)	(83,483)
Long-term portion	3,259,529	2,859,945

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (CONTINUED)

(b)	Post-retirement benefits (continued)

Changes in post-retirement benefit obligations are as follows:

	2012	2011
	RMB’000	RMB’000
At January 1	2,943,428	2,617,284
Costs charged in the income statement	581,775	478,502
Payments	(179,874)	(152,358)
At December 31	3,345,329	2,943,428

The costs of post-retirement benefits are recognized under wages, salaries and benefits in the income statements as follows:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Current service cost	193,936	170,493	172,889
Interest cost	270,177	224,064	211,412
Actuarial losses recognized	124,184	90,643	101,256
Estimated return on planned asset	(6,522)	(6,698)	(6,043)
Total (Note 9)	581,775	478,502	479,514

The principal actuarial assumptions at the balance sheet date are as follows:

	2012	2011
Discount rate	4.30-4.35%	4.20-4.25%
Annual rate of increase of per capita benefit payment	3.00-5.00%	3.00-5.00%
Employee turnover rate	3.00-3.25%	3.00-3.25%
Mortality rate	9.83%	9.83%
Medical inflation rate	5.00%	5.00%

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	STAFF HOUSING BENEFITS

(a)	Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2011: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2012, the Group’s contributions to the housing funds amounted to RMB607 million (2011: RMB545 million) which has been charged to the consolidated income statement. The staff housing fund payable as at December 31, 2012 is RMB52 million (2011: RMB28 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b)	Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at December 31, 2012, the present obligation of the provision for employee’s staff housing allowances is RMB391 million (2011: RMB390 million).

For the year ended December 31, 2012, the staff housing benefit amounted to RMB171 million (2011: RMB171 million) which has been charged to the consolidated income statement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31
Interest rate swaps (Note (a))	-	4,279	295,005	267,909
Forward foreign exchange contracts (Note (b))	18,074	86	45,146	65,075
Total	18,074	4,365	340,151	332,984
Less: current portion
- Interest rate swaps	-	-	(35,813)	(51,063)
- Forward foreign exchange contracts	(18,074)	-		-
	(18,074)	-	(35,813)	(51,063)
Non-current portion	-	4,365	304,338	281,921

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping variable rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2012, the notional amount of the outstanding interest rate swap agreements was approximately US$929 million (2011: US$695 million). These agreements will expire between 2013 and 2022.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Realized losses (recorded in finance costs)	(99,169)	(118,016)	(105,043)
Unrealized mark to market losses
- cash flow hedges (recognized in equity)	(47,128)	(133,526)	8,103
- fair value hedges (recognized in gain on fair value movements of derivatives financial instruments)	15,755	9,062	7,602
	(130,542)	(242,480)	(89,338)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at December 31, 2012, the notional amount of the outstanding currency forward contracts was approximately US$ 58 million (2011: US$46 million), which will expire between 2013 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Realized losses (recorded in finance income)	(12,407)	(10,406)	(42,233)
Unrealized mark to market gains
- cash flow hedges (recognized in equity)	37,917	1,080	(25,119)
- fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	-	10,479	25,587
	25,510	1,153	(41,765)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2012
Available-for-sale financial assets	-	-	-	234,690	234,690
Derivative financial instruments	-	-	18,074	-	18,074
Trade receivables	2,962,181	-	-	-	2,962,181
Prepayments and other receivables excluding prepayments	2,544,967	-	-	-	2,544,967
Restricted bank deposits and short-term bank deposits	1,726,251	-	-	-	1,726,251
Cash and cash equivalents	2,511,696	-	-	-	2,511,696
Total	9,745,095	-	18,074	234,690	9,997,859

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2012
Borrowings	45,736,118	-	-	-	45,736,118
Obligations under finance leases	21,857,978	-	-	-	21,857,978
Derivative financial instruments	-	-	340,151	-	340,151
Trade payables and notes payable	3,075,325	-	-	-	3,075,325
Other payables and accrued expenses	16,256,225	-	-	-	16,256,225
Other long-term liabilities	209,727		-		209,727
Total	87,135,373	-	340,151	-	87,475,524

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available- for-sale	Total
Assets as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2011
Available-for-sale financial assets	-	-	-	240,380	240,380
Derivative financial instruments	-	-	4,365	-	4,365
Trade receivables	2,504,026	-	-	-	2,504,026
Prepayments and other receivables excluding prepayments	1,437,444	-	-	-	1,437,444
Restricted bank deposits and short-term bank deposits	2,894,287				2,894,287
Cash and cash equivalents	3,860,973	-	-	-	3,860,973
Total	10,696,730	-	4,365	240,380	10,941,475

	Loans and receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total
Liabilities as per balance sheet	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at December 31, 2011
Borrowings	41,774,593	-	-	-	41,774,593
Obligations under finance leases	20,260,822	-	-	-	20,260,822
Derivative financial instruments	-	-	332,984	-	332,984
Trade payables and notes payable	2,692,624	-	-	-	2,692,624
Other payables and accrued expenses	16,267,287	-	-	-	16,267,287
Other long-term liabilities	908,406	-	-	-	908,406
Total	81,903,732	-	332,984	-	82,236,716

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.	SHARE CAPITAL

	December 31,
	2012	2011
	RMB’000	RMB’000
Registered, issued and fully paid of RMB1.00 each
A shares listed on the Shanghai Stock Exchange (“A Shares”)	7,782,214	7,782,214
— Tradable shares held by CEA Holding with trading moratorium	-	4,831,375
— Tradable shares held by other investors with trading moratorium (Note)	-	288,889
— Tradable shares without trading moratorium	7,782,214	2,661,950
H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”)	3,494,325	3,494,325
— Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium(Note)	-	1,437,375
— Tradable shares without trading moratorium	3,494,325	2,056,950

	11,276,539	11,276,539

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

Note:

During the year ended December 31, 2012, listed A shares of 5,120,264 thousand and listed H shares of 1,437,375 thousand with trading moratorium became listed and tradable.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	RESERVES

	Share premium	Capital reserve (Note (a))	Hedging reserve (Note 39)	Other reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2011	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748
Unrealized loss on cash flow hedges (Note 39)	-	-	(132,446)	-	-	(132,446)
Fair value movements of available for sale investments	-	-	-	486	-	486
Fair value movements of available for sale investments held by associates	-	-	-	(2,701)	-	(2,701)
Profit attributable to equity shareholders of the Company	-	-	-	-	4,575,732	4,575,732
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary	426,439	-	-	-	-	426,439
Acquisition of non-controlling interests in subsidiaries	(12,905)	-	-	-	-	(12,905)
At December 31, 2011	18,161,319	(720,057)	(286,938)	74,804	(8,379,775)	8,849,353

At January 1, 2012	18,161,319	(720,057)	(286,938)	74,804	(8,379,775)	8,849,353
Unrealized loss on cash flow hedges (Note 39)	-	-	(9,211)	-	-	(9,211)
Fair value movements of available for sale investments held by associates	-	-	-	2,188	-	2,188
Fair value movements of available for sale investments	-	-	-	(351)	-	(351)
Profit attributable to equity shareholders of the Company	-	-	-	-	2,953,645	2,953,645
Acquisition of non-controlling interests in subsidiaries	(490,151)	-	-	-	-	(490,151)
Others	343,786	-	-	-	-	343,786
At December 31, 2012	18,014,954	(720,057)	(296,149)	76,641	(5,426,130)	11,649,259

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42.	RESERVES (CONTINUED)

Notes:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(b)	Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies’ Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, after offsetting the accumulated losses, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company’s registered capital. The statutory common reserve fund can be used to make good previous years’ losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders’ meetings.

No profit appropriation by the Company to the statutory and discretionary reserve fund was made for the year ended December 31, 2012 (2011: Nil), as the Company was in accumulated loss position as at December 31, 2012.

43.	ASSETS HELD FOR SALE

In December 2011, the Group entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircraft. The aircraft and engines with an aggregated carrying value of RMB482 million (after the impairment loss charge) has been classified as assets held for sale at December 31, 2011. An impairment loss charge of approximately RMB612 million was made against these aircraft and engines by reference to the contracted selling price (Note 10) for the year ended December 31, 2011.

The assets held for sale as at December 31, 2011 were disposed in 2012 and the selling price approximates its carrying value.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Cash generated from operations

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Profit before income tax	3,012,404	4,840,701	5,417,812
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	7,509,252	6,911,989	6,726,651
Gain on disposals of property, plant and equipment	(101,196)	(35,851)	15,893
Loss on disposals of investment in associates		-	1,013
Gain on disposals of assets-held-for-sale	-	(2,585)	-
Gain on disposals of investment in subsidiaries	-	(230)	(45,147)
Share of results of associates	(103,209)	(75,435)	(39,228)
Share of results of jointly controlled entities	(29,960)	(31,437)	(28,154)
Amortization of lease prepayments	47,658	41,777	31,186
Net foreign exchange gains	(147,836)	(1,872,369)	(1,074,796)
Gain arising from fair value movements of derivative financial instruments	(15,755)	(49,183)	(915,804)
Consumption of flight equipment spare parts	747,268	739,663	601,407
Impairment/(reversal) provision for trade and other receivables	(6,872)	161,048	1,545
Provision for post-retirement benefits	581,775	478,502	479,514
Provision for return condition checks for aircraft under operating leases	792,770	695,415	586,364
Impairment (reversal)/charges	(13,467)	638,316	405,391
Interest income	(200,765)	(151,633)	(80,588)
Interest expense	1,697,474	1,462,727	1,501,900
Operating profit before working capital changes	13,769,541	13,751,415	13,584,959

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44.	NOTE TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(a)	Cash generated from operations (continued)

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Changes in working capital
Flight equipment spare parts	(1,176,365)	(1,023,437)	(776,736)
Trade receivables	(427,908)	104,977	(202,667)
Prepayments and other receivables	(99,757)	1,613,610	1,830,045
Restricted bank deposits and short-term bank deposits	1,168,036	(945,157)	(1,492,680)
Sales in advance of carriage	(103,222)	619,794	846,502
Trade payables and notes payables	387,615	(1,601,517)	(3,418,055)
Other payables and accrued expenses	179,263	1,680,679	292,530
Other long-term liabilities	(383,759)	86,728	569,577
Provision for return condition checks for aircraft under operating leases	(293,134)	(316,686)	(305,550)
Staff housing allowances	40,361	(144,272)	(166,871)
Post-retirement benefit obligations	(179,873)	(152,358)	(131,581)
Operating lease deposits	(57,963)	107,643	110,366
	(946,706)	30,004	(2,845,120)
Cash generated from operations	12,822,835	13,781,419	10,739,839

(b)	Non-cash transactions

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Financing activities not affecting cash:
Issuances of new shares for acquisition of Shanghai Airlines	-	-	9,118,433
Finance lease obligations incurred for acquisition of aircraft	5,712,958	4,181,145	1,455,152
	5,712,958	4,181,145	10,573,585

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	December 31,
	2012	2011
	RMB’000	RMB’000
Authorized and contracted for:
- Aircraft, engines and flight equipment (Note)	172,092,301	108,297,645
- Other property, plant and equipment	1,125,000	568,565
	173,217,301	108,866,210
Authorized but not contracted for:
- Other property, plant and equipment	3,132,616	3,193,495
- Investment	124,800	-
	3,257,416	3,193,495
	176,474,717	112,059,705

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Within one year	26,320,538	17,934,594
In the second year	44,435,072	22,248,728
In the third year	51,730,954	29,884,980
In the fourth year	28,830,539	31,362,018
Over four years	20,775,198	6,867,325
	172,092,301	108,297,645

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45.	COMMITMENTS (CONTIUNED)

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2012	2011
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	3,833,550	3,750,437
In the second year	3,504,777	3,545,992
In the third to fifth year inclusive	7,900,135	8,256,751
After the fifth year	6,438,693	5,368,641
	21,677,155	20,921,821
Land and buildings
Within one year	240,084	241,693
In the second year	176,726	212,170
In the third to fifth year inclusive	413,229	335,454
After the fifth year	2,072,525	2,767,760
	2,902,564	3,557,077
	24,579,719	24,478,898

(c)	Investment commitments

On August 24, 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”) (a wholly owned Hong Kong-based subsidiary of the Company) entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with Jetstar International Group Holdings Co., Limited (“JIGH”), a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH agreed to establish Jetstar Hong Kong. According to the Shareholders’ Agreement, the share capital of Jetstar Hong Kong was amounted to USD198 million and will be contributed equally by EAO and JIGH. As at December 31, 2012, the Group had not yet completed the investment.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 42.84% of the Company’s shares as at December 31, 2012 (2011: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 17.09% of the Company’s shares as at December 31, 2012 (2011: 17.09%).

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Finance	Controlled by the same parent company
Kunming Dongmei Aviation Travel Co., Ltd. (“Kunming Dongmei”)	Controlled by the same parent company
Dongmei Travel	Associate of the Company
Xian Dongmei Aviation Travel Co., Ltd. (“Xian Dongmei”)	Controlled by the same parent company
Eastern Import & Export	Associate of the Company
Wheels & Brakes	Jointly controlled entity of the Company
Technologies Aerospace	Jointly controlled entity of the Company
Shanghai P&W	Associate of the Company
Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co. Ltd. (“CEA Development”)	Controlled by the same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation (“Eastern Aviation”)	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	Controlled by the same parent company
Shanghai Eastern International Aviation Travel Co., Ltd. (“Eastern Aviation Travel”)	Controlled by the same parent company
Eastern China Kaiya System Integration (“China Kaiya”)	Controlled by the same parent company
CEA Northwest Co., Ltd. (“CEA Northwest”)	Controlled by the same parent company
Shanghai Aviation Import & Export Co., Ltd. (“Shanghai Import & Export”)	Associate of the Company
Shanghai Eastern Airlines Investment Co., Ltd.(“Eastern investment”)	Associate of the Company
Eastern Airlines Travel Investment(Group) Co., Ltd. (“Eastern Travel”)	Associate of the Company

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.	RELATED PARTY TRANSACTIONS (CONTIUNED)

(b)	Related party transactions

		Income/ (expense or payments)
Nature of transaction	Related party	2012	2011	2010
		RMB’000	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.39% per annum (2011: 0.50% per annum)	Eastern Finance	45,996	46,242	17,658

Interest expense on loans at average rate of 5.49% per annum (2011: 5.39% per annum)	Eastern Finance	(87,457)	(51,117)	(61,162)
	CEA Holding	-	(476)	(3,229)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold **	Kunming Dongmei	(4,858)	(8,285)	(5,173)
	Dongmei Travel	(12,438)	(11,218)	(12,532)

	Xian Dongmei	(2,540)	(858)	(1,092)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment and repairs for aircraft and engines**	Eastern Import & Export	(78,756)	(57,682)	(59,636)

Repairs and maintenance expense for aircraft and engines **	Wheels & Brakes	(58,483)	(52,098)	(53,949)

	Technologies Aerospace	(194,528)	(169,698)	(176,392)

	Shanghai P&W	(2,009,050)	(1,170,567)	(831,013)

Supply of food and beverages*	Shanghai Catering and its subsidiaries	(783,384)	(737,827)	(544,487)

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Related party transactions (continued)

		Income/ (expense or payments)
Nature of transaction	Related party	2012	2011	2010
		RMB’000	RMB’000	RMB’000
Advertising expense **	Eastern Advertising	(38,846)	(18,202)	(20,209)

Media royalty fee **	Eastern Advertising	36,030	12,900	12,000

Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products**	CEA Development	(121,854)	(102,614)	(39,799)

Equipment maintenance fee **	Eastern Aviation	-	-	(2,974)

	Shanghai Hute	(47,205)	(39,662)	(39,958)

Land and building rental	CEA Holding	(66,763)	(55,140)	(55,140)

Acquisition of non-controlling interests in subsidiaries	CEA Holding	(83,952)	(47,211)	-

	Shanghai Import & Export	(20,694)	-	-

Acquisition of non-controlling interests in associates	Eastern Travel	(13,851)	-	-

Acquisition of cargo business	Great Wall Airlines	-	(357,261)	-

Disposal of investment in subsidiaries	Shanghai Catering	-	-	24,064

	Eastern Import & Export	-	-	57,753

	Eastern Advertising	-	-	27,264

Disposal of investment in an associate***	Eastern Investment	93,680	-	-

*	The Group’s pricing policies on products purchased from related parties are based on the mutually agreed prices between contract parties.

**	The Group’s pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

***	The Company’s pricing policies on transfer of equity or dispose of investment are based on the valuation prices.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies

(i)	Amounts due from related companies

		December 31,
Nature	Company	2012	2011
		RMB’000	RMB’000
Trade receivables	Kunming Dongmei	4,213	211
	Eastern Aviation Travel	-	11,012
	Others	4,308	2,340
		8,521	13,563

Prepayments and other receivable	Eastern Import & Export	370,125	218,753
	China Kaiya	19,694	16,189
	Others	13,025	14,923
		402,844	249,865

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

		December 31,
Nature	Company	2012	2011
		RMB’000	RMB’000
Trade payables and notes payable	Eastern Import & Export	1,210,603	747,179
	Shanghai P&W	467,885	278,778
	Shanghai Catering	134,696	120,260
	Technologies Aerospace	63,136	28,703
	Others	73,324	41,392
		1,949,644	1,216,312

Other payables and accrued expenses	CEA Holding	73,020	87,115
	Eastern Import & Export	96,861	1,244
	Others	25,003	8,231
		194,884	96,590

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

CHINA EASTERN AIRLINES CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		December 31,
	2012	2011	2012	2011
			RMB’000	RMB’000
Short-term deposits (included in restricted bank deposits and short-term bank deposits)
“Eastern Finance”	0.39%	0.50%	1,451,526	2,204,510
Short-term loans (included in Borrowings)
“Eastern Finance”	4.98%	5.02%	675,426	176,425
Long-term loans (included in Borrowings)
“Eastern Finance”	5.64%	5.64%	165,000	135,000

(d)	Guarantees by holding company

As at December 31, 2012, bank loans of the Group with an aggregate amount of RMB95 million (2011: RMB228 million) were guaranteed by CEA Holding (Note 33).

47.	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

