Form 20-F
period 2013-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2014-04-25
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14550

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited	The People's Republic of China
(Translation of Registrant's Name Into English)	(Jurisdiction of Incorporation or Organization)

Kong Gang San Road, Number 92
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

None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, 8,481,078,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,193,190,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer☐	Accelerated Filer ☒	Non-Accelerated Filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

In this Annual Report, unless otherwise specified, the term "dollars", "U.S. dollars" or "US$" refers to United States dollars, the lawful currency of the United States of America, or the United States or the U.S.; the term "Renminbi" or "RMB" refers to Renminbi, the lawful currency of The People's Republic of China, or China or the PRC; and the term "Hong Kong dollars" or "HK$" refers to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of China, or Hong Kong.

In this Annual Report, the term "we", "us", "our" or "our Company" refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries (collectively, the "Group"), or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term "CEA Holding" refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

For the purpose of this Annual Report, references to The People's Republic of China, China and the PRC do not include Hong Kong, Taiwan, or the Macau Special Administrative Region of China, or Macau.

See "Item 3. Key Information — Exchange Rate Information" for details of exchange rates.

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

The words or phrases "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "potential", "predict", "project", "seek", "should", "will", "would", and similar expressions, as they relate to our Company or its management, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

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

Pursuant to SEC Release 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP" eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on International Financial Reporting Standards, or IFRS, and no longer provide a reconciliation between IFRS and U.S. GAAP.

Our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this Annual Report on Form 20-F have been prepared in accordance with IFRS, which includes all International Accounting Standards and Interpretations, as issued by the International Accounting Standards Board, or the IASB. As discussed in Note 2(a)(ii) to our consolidated financial statements, we changed the method of accounting for defined benefit plan effective January 1, 2013 to comply with the new requirements of IAS 19 (2011). As a result, all deferred actuarial gains and losses as at December 31, 2012 and January 1, 2012 recognized in other comprehensive income ("OCI") and the actuarial gains and losses recognized in the profit or loss for the years ended December 31, 2012 and 2011 were adjusted to OCI. In addition, the interest cost and expected return on plan assets recorded in 2012 and 2011 have been replaced by net interest amounts.

We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this Annual Report. Ernst & Young Hua Ming LLP, our current independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statement of financial position as of December 31, 2013 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2013. The selected financial data from the consolidated income statements for the years ended December 31, 2009, 2010, 2011 and 2012 and the selected financial data from the balance sheets as of December 31, 2009, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong. PricewaterhouseCoopers’ reports in respect of the consolidated income statements for the years ended December 31, 2011 and 2012 and the consolidated balance sheets as of December 31, 2012 and the related footnotes are included in this Annual Report.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and selected consolidated statements of financial position data as of December 31, 2009, 2010, 2011, 2012 and 2013 that were prepared under IFRS. Due to the adoption of the new requirements of IAS 19 (2011) during the current year, the accounting treatment and presentation of certain items and balances in the consolidated financial statements as of December 31, 2009, 2010, 2011 and 2012 and the years then ended were revised. The selected financial information as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2009 RMB (Restated)	2010 RMB (Restated)	2011 RMB (Restated)	2012 RMB (Restated)	2013 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	38,989	73,804	82,403	85,253	88,245
Other operating income	1,288	658	1,062	1,833	2,725
Operating expenses	(38,340)	(68,664)	(79,201)	(82,734)	(89,394)
Operating profit	1,937	5,798	4,264	4,352	1,576
Finance income / (costs), net	(1,549)	(347)	561	(1,349)	576
Profit before income tax	365	5,519	4,932	3,137	2,217
Profit for the year attributable to the equity shareholders of the Company	280	5,056	4,661	3,072	2,373
Basic and fully diluted earnings per share (1)	0.04	0.45	0.41	0.27	0.20
Basic and fully diluted earnings per ADS	2.18	22.67	20.67	13.62	9.81

(1)	The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 6,436,828,000 shares outstanding. The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 shares outstanding. The calculation of earnings per share for 2011 and 2012 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 shares outstanding. The calculation of earnings per share for 2013 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,091,881,000 shares outstanding.

	As of December 31,
	2009 RMB (Restated)	2010 RMB (Restated)	2011 RMB (Restated)	2012 RMB (Restated)	2013 RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,735	3,078	3,861	2,512	1,995
Net current liabilities	(28,648)	(27,184)	(29,679)	(35,948)	(40,472)
Non-current assets	65,035	91,293	101,092	111,214	127,458
Long term borrowings, including current portion	(16,928)	(27,373)	(30,321)	(32,856)	(36,175)
Obligations under finance leases, including current portion	(19,370)	(19,208)	(20,261)	(21,858)	(23,135)
Total share capital and reserves attributable to the equity shareholders of the Company	(1,287)	12,094	17,132	20,207	26,902
Non-current liabilities	(37,306)	(49,973)	(52,687)	(53,530)	(58,404)
Total assets less current liabilities	36,387	64,109	71,413	75,266	86,986

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.0537 to US$1.00 and HK$7.7539 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 31, 2013. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 18, 2014, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.2240=US$1.00 and HK$7.7539=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low

January 2012	6.3330	6.2940	7.7674	7.7538
February 2012	6.3120	6.2935	7.7559	7.7532
March 2012	6.3323	6.2981	7.7685	7.7569
April 2012	6.3123	6.2975	7.7660	7.7592
May 2012	6.3684	6.3052	7.7699	7.7583
June 2012	6.3702	6.3530	7.7610	7.7572
July 2012	6.3879	6.3487	7.7586	7.7538
August 2012	6.3738	6.3484	7.7574	7.7543
September 2012	6.3489	6.2848	7.7569	7.7510
October 2012	6.2877	6.2372	7.7549	7.7494
November 2012	6.2454	6.2221	7.7518	7.7493
December 2012	6.2502	6.2251	7.7515	7.7493
January 2013	6.2303	6.2134	7.7585	7.7503
February 2013	6.2438	6.2213	7.7580	7.7531
March 2013	6.2246	6.2105	7.7640	7.7551
April 2013	6.2078	6.1647	7.7652	7.7606
May 2013	6.1665	6.1213	7.7639	7.7587
June 2013	6.1488	6.1248	7.7654	7.7534
July 2013	6.1408	6.1284	7.7587	7.7535
August 2013	6.1302	6.1123	7.7564	7.7537
September 2013	6.1213	6.1178	7.7557	7.7533
October 2013	6.1209	6.0815	7.7545	7.7524
November 2013	6.0993	6.0903	7.7535	7.7512
December 2013	6.0927	6.0537	7.7550	7.7517
January 2014	6.0600	6.0402	7.7663	7.7534
February 2014	6.1448	6.0591	7.7645	7.7550
March 2014	6.2273	6.1183	7.7669	7.7563
April 2014 (up to April 18, 2014)	6.2240	6.1966	7.7568	7.7525

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. The exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per US$1.00 (1)	HK$ per US$1.00
2009	6.8307	7.7514
2010	6.7696	7.7687
2011	6.4630	7.7841
2012	6.3093	7.7569
2013	6.1478	7.7565

Source:        Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2013, which are not audited. All references in this Annual Report to our cargo operations, cargo statistics or cargo revenues include figures for cargo and mail.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Selected Airline Operating Data:
Capacity:
ATK (millions)	12,505.5	17,887.4	18,662.5	19,721.4	21,714.8
ASK (millions)	84,456.4	119,450.9	127,890.8	136,724.0	152,075.2
AFTK (millions)	4,904.5	7,136.8	7,152.3	7,416.3	8,028.0
Traffic:
Revenue passenger-kilometers (millions)	60,942.1	93,152.8	100,895.1	109,112.7	120,461.1
Revenue tonne-kilometers (millions)	7,908.7	12,599.0	13,402.1	14,406.5	15,551.8
Revenue freight tonne-kilometers (millions)	2,474.2	4,308.5	4,420.6	4,700.9	4,857.2
Hours flown (thousands)	838.3	1,195.1	1,288.4	1,404.5	1,540.4
Number of passengers carried (thousands)	44,043.0	64,930.4	68,725.0	73,077.1	79,093.7
Weight of cargo carried (millions of kilograms)	943.9	1,464.9	1,443.1	1,416.5	1,410.3
Load Factor:
Overall load factor (%)	63.2	70.4	71.8	73.1	71.6
Passenger load factor (%)	72.2	78.0	78.9	79.8	79.2
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.54	0.63	0.68	0.65	0.61
Cargo yield (cargo revenue/cargo tonne-kilometers)	1.67	1.95	1.83	1.71	1.57
Average yield (passenger and cargo revenue/ tonne- kilometers)	4.67	5.35	5.71	5.51	5.18
Unit cost (operating expenses/ATK) (Restated)	3.07	3.84	4.24	4.20	4.12

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, PRC government policies, domestic and international economies, political conditions and the supply and demand of currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 7.0% in 2008. While there was no material appreciation of the value of Renminbi against the U.S. dollar in 2009, the value of the Renminbi against the U.S. dollar appreciated by approximately 3.0% in 2010 and by approximately 5.1% in 2011. In April 2012, the People's Bank of China (the "PBOC") widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. It is possible that the PRC government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be affected by rising inflation rates within the PRC.

Inflation rates within the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous monetary tightening measures, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down economic excessive growth and control price rises. Increasing inflationary rates are due to many factors beyond our control, such as rising food prices, rising production and labor costs, high lending levels, PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. In 2013, PRC inflation rates fluctuated with two peaks of 3.2% in February and October 2013. The national consumer price index was 2.6% in 2013, equal to that of 2012. We cannot assure you that inflation rates will not continue to increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than we have anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures within the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law .. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. Since January 1, 2010, our revenue from the provision of international transportation services have been exempted from business tax, in accordance with a notice jointly issued by the PRC finance and tax authorities. To the extent that there are any withdrawals of, or changes in, our preferential tax treatment or tax exemptions from which we benefit, or increases in the applicable effective tax rate, our tax liability may increase correspondingly.

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

The PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. The relative inexperience of the PRC's judiciary in many cases also creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Furthermore, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation, implementation and enforcement of these laws and regulations involve uncertainties due to the lack of established practice available for reference. We cannot predict the effect of future legal development in the PRC, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the inconsistencies between local rules and regulations and national law. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effect. As a result, we may not be aware of a violation of these policies and rules until sometime after the violation has occurred. This may also limit the remedies available to investors and to us in the event of any claims or disputes with third parties.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firms, must be registered with the United States Public Company Accounting Oversight Board (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors’ work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors are deprived of the full benefits of PCAOB inspections of auditors.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our consolidated financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC is each affiliated to one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision and we may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firms were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The slow recovery of the global economy could affect air travel.

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

Although international air travel generally recovered in 2010 to 2011 due to the gradual global economic recovery, ongoing events in 2013 and early 2014 such as continued political instability and regional turmoil disputes may continue to materially and adversely affect economic activity and financial markets, which would have an overall effect on international air travel, and would also weaken demand for air travel to and from those areas.

Furthermore, the risk remains that the global economy, including the PRC economy, may continue to suffer from the effects of the global recession and the PRC government may have to readjust its macroeconomic control measures accordingly, causing the growth or demand for our air transport services to slow down, which may negatively affect our business, financial condition and results of operations.

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

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic markets, we compete against all airline companies that have the same routes, including smaller domestic airline companies that operate with costs that are lower than ours. In our regional and international markets, we compete against international airline companies that have significantly longer operating histories, greater name recognition, more resources or larger sales networks than we do, or utilize more developed reservation systems than ours. See the section headed "Item 4. Information on the Company — Business Overview — Competition" for more details. The public's perception of the safety records of Chinese airlines also materially and adversely affects our ability to compete against our international competitors. In response to competition, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may do the same in the future. Increased competition and pricing pressures from competition may have a material adverse effect on our financial condition and results of operations.

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

The current CAAC policies limit foreign ownership in a PRC airline. Under these limits, non-PRC residents and Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline company. As of December 31, 2013, approximately 12.4% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will increase these limits in the near future or at all.

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

Jet fuel prices were volatile in 2012 and 2013, with heightened political tensions and continued political instability and turmoil in certain Middle Eastern countries. In 2013, the average price of fuel decreased by 6.7% compared to that of 2012. While fuel prices decreased during the first half of 2013, prices generally increased in 2013 and into early 2014. In addition, the National Development and Reform Commission ("NDRC") has adjusted gasoline and diesel prices in China from time to time, taking into account changes in international oil prices, thereby affecting aviation fuel prices. As such, we cannot assure you that jet fuel prices will not further fluctuate in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any increased jet fuel costs we may encounter in the future.

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

We have significant expenditures with respect to environmental compliance, which may affect our operations and financial condition. For example, we implemented a low-carbon emissions scheme, through which over 90% of our planes are flying in accordance with the scheme, which aligns with our environmentally-friendly growth strategy to minimize the environmental impact of our operations. We expedited the application of new civil aviation technologies, continuously focused on the development of renewable resources and concentrated on the invention and application of new technologies and applications to achieve "greener" flying. We have worked with China National Petroleum Corporation ("CNPC") to conduct experimental research on bio-fuels, which is being developed as a possible alternative to kerosene jet fuel and could lead to reduced carbon dioxide emissions of 30%. In addition, all of our B737NG and some of our A320 series aircraft newly introduced are equipped with winglet or sharklet, an additional lifting surface to reduce fuel consumption and noises. We also took measures to reduce the impact of our operations on environment by optimizing our route network and flight schedule as well as installing energy-saving environmentally friendly engines. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations, or could require us to install additional costly pollution control equipment.

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

Risks Relating to the Company

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

We have a substantial amount of debt, lease and other obligations, and will continue to have a substantial amount of debt, lease and other obligations in the future. During a period of time between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2013, we added a total of 58 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including A330 Series for long-and-medium haul, A320 Series for medium-and-short haul and B737NG.. On February 28, 2014, we purchased from Airbus SAS 70 A320NEO aircraft. See the section headed "Item 4. Information on the Company — Property, Plant and Equipment — Fleet." As of December 31, 2013, our total liabilities were RMB111,485.8 million and our accumulated losses were RMB2,595 million. As of the same date, our current liabilities exceeded our current assets by RMB40,471.8 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at December 31, 2012 and 2013 were RMB67,594 million and RMB73,736 million, respectively, of which short-term liabilities accounted for 37.4% and 35.6%, respectively. Our substantial indebtedness and other obligations could materially and adversely affect our business and operations, including requiring us to dedicate additional cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage when compared to competitors that have less debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us and limiting our ability to satisfy payment of our existing indebtedness and other obligations under our indebtedness.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2013, we had total credit facilities of RMB43.5 billion from various banks, of which credit facilities of RMB37.6 billion are not utilized. We expect to roll over these bank facilities in future years. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. The unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financings or other additional financing on acceptable terms. Although we have secured financing for our aircraft delivered in 2013, we are still in the process of obtaining financing for some aircraft we have scheduled for delivery in future years. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operating or other sources to acquire the aircraft.

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

We are subject to fluctuation of fuel prices risk.

Fuel costs constitute a significant portion of our operating costs and, in 2013, accounted for approximately 34.3% of our total operating costs. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the NDRC have a significant impact on our profitability. We generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we also enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

In the beginning of 2009, the PRC government required prior approval from the PRC government before we can enter into fuel hedging contracts. In October 2011, we have obtained approval from the PRC government to allow us to enter into overseas fuel hedging contracts. For the year ended December 31, 2011, we hedged 17.0% of our annual fuel consumption. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs. All crude oil option contracts signed in past years were settled by December 31, 2012. In 2013, we did not engage in any aviation fuel hedging activities.

We are subject to exchange rate fluctuation risk.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2013, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB58,349 million, of which the U.S. dollar liabilities accounted for 95.6%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and development. We usually use hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of U.S. dollars at fixed exchange rates. Compared with US$58 million as of December 31, 2012, as of December 31, 2013, foreign currency hedging contracts held by us which are still open amounted to a notional amount of US$38 million, which will expire between 2014 and 2017.

We recorded an increase in net exchange gains during the reporting period. As of December 31, 2012 and 2013, our exchange gains were RMB148 million and RMB1,976 million, respectively. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results will be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. Our foreign exchange fluctuation risks are also subject to other factors beyond our control. See "Item 3D. Risk Factors - Risks Relating to the PRC - Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities."

We are subject to interest rate fluctuation risk.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2012 and 2013 were RMB67,594 million and RMB73,736 million, respectively, of which short-term liabilities accounted for 37.4% and 35.6%, respectively, and long-term liabilities accounted for 62.6% and 64.4%, respectively. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2012 and 2013, our liabilities denominated in U.S. dollars accounted for 74.5% and 75.6%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 20.5% and 20.9%, respectively, of our total liabilities. Fluctuations in U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. From April 2006 to December 2007, the PBOC raised the benchmark five-year lending rate seven times from 6.39% to 7.83%. Beginning in September 2008, the PBOC decreased the benchmark five-year lending rate five times from 7.83% in September 2008 to 5.94% in December 2008. The PBOC raised the benchmark five-year lending rate five times from 5.94% to 7.05% in July 2011, but reduced the rate subsequently twice, on the last occasion to 6.40% in July 2012. The benchmark five-year lending rate remained steady and did not change during 2013 and into the first quarter of 2014. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which decreased overall in 2011, increased overall in 2012, and decreased overall in 2013. We cannot assure you that the relevant lending rates may not increase in the future as a result of reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

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

We may from time to time expand our business through acquisitions of airline companies or airline-related businesses. For example, we entered into an agreement with Shanghai Airlines Co., Ltd. ("Shanghai Airlines") on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines. In addition, on December 20, 2010, our subsidiary, China Cargo Airlines, entered into separate acquisition agreements with Great Wall Airlines and Shanghai Cargo Airlines to acquire each carrier's cargo business and related assets. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. These acquisitions and the acquisition of Great Wall Airlines have obtained the approval from CAAC, NDRC, and MOFCOM, and were completed on June 1, 2011. In addition, we entered into an equity transfer agreement on August 22, 2012 with our controlling shareholder, CEA Holding, by which we acquired the remaining 20% of the equity interest in China United Airlines Co., Ltd. ("China United Airlines") for a consideration of RMB83.95 million (the "China United Airlines Acquisition") from CEA Holding. China United Airlines primarily provides domestic passenger and freight air transportation services, and is now a wholly-owned subsidiary of our Company.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. entered into an agreement with Eastern Air Tourism Investment Group Co., Ltd ("Eastern Tourism") and Shanghai Dongmei Aviation Travel Co., Ltd ("Shanghai Dongmei") to acquire 45% and 55% issued share capital of Xi’an Dongmei Aviation Travel Co., Ltd held by them respectively for a consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei. On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. also entered into another agreement with Eastern Tourism, Ltd and Shanghai Dongmei to acquire 45% and 55% issued share capital of Kunming Dongmei Aviation Travel Co., Ltd held by them respectively for a consideration of approximately RMB10.6 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei. On January 10, 2013, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Air International Travel Service Co., Ltd held by Eastern Tourism Investment Group Co., Ltd for a consideration of approximately RMB11.9 million.

We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions mentioned above. See "Item 4. Information on the Company" for details. However, such acquisitions involve uncertainties and a number of risks, including:

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

On March 23, 2012, we entered into a binding memorandum of understanding (the "MOU") with Jetstar Airways Pty Limited, a wholly owned subsidiary of Qantas Airlines ("Jetstar Airways"), to establish a joint venture that consists of a new low-cost airline to be based in Hong Kong, Jetstar Hong Kong Airways ("Jetstar Hong Kong"). We and Jetstar Airways have made equal initial capital contributions of US$57.5 million each, and Jetstar Hong Kong will have a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will equally contribute capital amounts to increase the capital of Jetstar Hong Kong to US$198 million. Under the terms of the MOU, we and Jetstar Airways will have equal equity interests in Jetstar Hong Kong. On August 24, 2012, Eastern Air Overseas (Hong Kong) Corporation Limited ("EAO") (a wholly owned Hong Kong-based subsidiary of the Company) entered into a shareholders' agreement (the "Shareholders' Agreement") with Jetstar International Group Holdings Co., Limited ("JIGH"), a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH formally agreed to establish Jetstar Hong Kong. In September 2012, Jetstar Hong Kong obtained the Certificate of Incorporation in Hong Kong.

On June 5, 2013, EAO entered into a restated and amended shareholders’ agreement with JIGH, Go Harvest Investments Limited ("Shun Tak Investor") and Jetstar Hong Kong, pursuant to which Shun Tak Investor has become a new strategic shareholder of Jetstar Hong Kong, subject to completion of necessary filings with the relevant authorities in the PRC, and will hold approximately 33.3% of the total issued share capital of Jetstar Hong Kong, which is currently in the process of applying for an aviation services licence. We cannot assure you that Jetstar Hong Kong will secure all relevant licenses and approvals for its operations, or which are necessary for it to commence operations.

In addition, before Jetstar Hong Kong can actually commence operations, it will need to:

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

Most of the major airline companies in China are currently majority-owned either by the central government of China or by provincial or municipal governments in China. CEA Holding currently holds directly or indirectly 64.4% of our Company's equity interests on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling person of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

We have engaged in, from time to time, and may continue to engage in, in the future, a variety of transactions with CEA Holding and its various members, from whom we receive a number of important services, including support for in-flight catering and assistance with importation of aircraft, flight equipment and spare parts. Our transactions with CEA Holding and its members are conducted through a series of arm's length contracts, which we have entered into with CEA Holding and its members in the ordinary course of business. However, because we are controlled by CEA Holding and CEA Holding may have interests that are different from our interests, we cannot assure you that CEA Holding will not take actions that will serve its interests or the interests of its members over our interests.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADSs.

We are required under relevant United States securities rules and regulations to disclose in the reports that we file or submit under the Exchange Act to the United States Securities and Exchange Commission, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2013. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to a decline in investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our market performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

If our efforts to protect the security of personal information about our guests are unsuccessful, we could be subject to costly government enforcement actions and private litigation and our reputation could suffer.

The nature of our business involves the receipt and storage of personal information about our guests. We have a program in place to detect and respond to data security incidents. To date, all incidents we have experienced have been insignificant. If we experience a significant data security breach or fail to detect and appropriately respond to a significant data security breach, we could be exposed to government enforcement actions and private litigation. In addition, our guests could lose confidence in our ability to protect their personal information, which could cause them to discontinue or decline usage of our services. The loss of confidence from a significant data security breach could hurt our reputation and significantly affect our business, result of operations and financial condition.

Interruptions or disruptions in service at one or more of our primary market airports could have an adverse impact on us.

Our business is heavily dependent on our operations at our primary market airports in Shanghai, namely, Hongqiao International Airport and Pudong International Airport and our regional hub airports in Xi'an and Kunming. Each of these operations includes flights that gather and distribute traffic from markets in the geographic region around the primary market to other major cities. A significant interruption or disruption in service at one or more of our primary market airports could adversely impact our operations.

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

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office and mailing address is Kong Gang San Road, Number 92, Shanghai, 200335, China. The telephone number of our principal executive office is (86-21) 6268-6268 and the fax number for the Board Secretariat's office is (86-21) 6268-6116. We currently do not have an agent for service of process in the United States.

Our Company was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China's overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China's airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor's assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor's equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See "Item 7. Major Shareholders and Related Party Transactions" for more details. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of April 20, 2014:

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. For information regarding our share capital structure, see "Item 10.B Memorandum and Articles of Association – Description of Shares." In addition, dividends on the A Shares are payable in Renminbi.

Since our initial public offering, we have expanded our operations through acquisitions and joint ventures.

On March 23, 2012, we entered into a binding MOU with Jetstar Airways, a wholly owned subsidiary of Qantas, to establish a joint venture that will consist of a new low-cost airline to be based in Hong Kong, Jetstar Airways. On August 24, 2012, EAO, a wholly owned Hong Kong-based subsidiary of the Company, entered into a Shareholders' Agreement with JIGH, a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH formally agreed to establish Jetstar Hong Kong. We and Jetstar Airways have made equal initial capital contributions of US$57.5 million each, and the joint venture, Jetstar Hong Kong, will has a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will each contribute equal capital amounts to increase the capital of Jetstar Hong Kong to US$198 million. Under the terms of the MOU and Shareholders Agreement, we and Jetstar Airways will hold equal equity interests in Jetstar Hong Kong. In September 2012, Jetstar Hong Kong received the Certificate of Incorporation issued by the relevant Hong Kong government authorities.

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

On September 11, 2012, the Board resolved and approved the "Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited" and the "Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited," according to which, (i) CEA Holdings and CES Finance Holding Co., Ltd ("CES Finance") would subscribe in cash for 241,547,927 and 457,317,073 new A Shares, respectively, at the subscription price of RMB3.28 per share; and (ii) CES Global Holdings (Hong Kong) Limited, an overseas wholly-owned subsidiary of CEA Holding, ("CES Global") would subscribe in cash for 698,865,000 new H Shares (nominal value of RMB1.00 each) at the subscription price of HK$2.32 per share. On January 31, 2013, the CSRC approved our proposed issue of no more than 698,865,000 new H Shares with a nominal value of RMB1.00 each. The Public Offering Review Committee of CSRC reviewed and conditionally approved our application relating to the non-public issue of new A Shares of the Company on February 25, 2012.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. entered into an agreement with Eastern Air Tourism Investment Group Co., Ltd ("Eastern Tourism") and Shanghai Dongmei Aviation Travel Co., Ltd ("Shanghai Dongmei") to acquire 45% and 55% issued share capital of Xi’an Dongmei Aviation Travel Co., Ltd held by them respectively for a consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. also entered into another agreement with Eastern Tourism, Ltd and Shanghai Dongmei to acquire 45% and 55% issued share capital of Kunming Dongmei Aviation Travel Co., Ltd held by them respectively for a consideration of approximately RMB10.6 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei.

On January 10, 2013, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Air International Travel Service Co., Ltd held by Eastern Tourism Investment Group Co., Ltd for a consideration of approximately RMB11.9 million.

On April 9, 2013, the Company obtained an approval from the CSRC, pursuant to which the CSRC approved the non-public issue by the Company for no more than 698,865,000 new A Shares. On April 16, 2013, the procedures for registration of the new A Shares with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd. was completed. The 698,865,000 new A Shares, at an issue price of RMB3.28 per share, under this issue are subject to a lock-up period of 36 months from the completion date of the issue and are expected to be listed on April 17, 2016.

On May 29, 2013, the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (the "Issuer"), a wholly-owned subsidiary of the Company, entered into a subscription agreement with Deutsche Bank, HSBC, Standard Chartered Bank (Hong Kong) Limited and Agricultural Bank of China Limited Hong Kong Branch (as joint lead managers) in relation to the issue of RMB2.2 billion 3.875% guaranteed bonds due 2016 by the Issuer.

On June 5, 2013, EAO entered into a restated and amended shareholders’ agreement with JIGH, Shun Tak Investor and Jetstar Hong Kong, pursuant to which Shun Tak Investor has become a new strategic shareholder of Jetstar Hong Kong, subject to completion of necessary filings with the relevant authorities in the PRC, and would hold approximately 33.3% of the total issued share capital of Jetstar Hong Kong. The restated and amended shareholders’ agreement has superceded the shareholders’ agreement entered into by EAO and JIGH on August 24, 2012.

We completed the issuance of the 2013 first tranche of super short-term commercial paper of the Company (the “First Tranche SCP”) on June 7, 2013. The issuance amount of the First Tranche SCP was RMB4 billion with a maturity of 270 days. The nominal value was RMB100 per unit and the First Trances SCP had an interest rate of 3.95%. The First Tranche SCP was issued to the public in the PRC interbank debenture market by way of book-building and centralised placing. The proceeds from the First Tranche SCP were used principally to replenish corporate working capital of the Company.

We completed the issuance of new H Shares on June 21, 2013. A total of 698,865,000 new H Shares were issued, at the price of HK$2.32 per share, to CES Global.

On October 29, 2013, the Board resolved and approved that the Company inject RMB36 million into CES Media.

The table below sets forth details of our operating fleet as of December 31, 2011, 2012 and 2013:

	No.of Aircraft Owned And under Finance Leases	No.of Aircraft under Operating Leases	No.of Aircraft Owned and under Finance Leases	No.of Aircraft under Operating Leases	No.of Aircraft Owned and under Finance Leases	No.of Aircraft under Operating Leases
	2011		2012		2013
A340-600	5	—	5	—	5	—
A340-300	5	—	—	—	—	—
A330-300	8	7	8	7	8	7
A330-200	4	3	10	3	18	3
A300-600R	7	—	7	—	7	—
A321	22	—	27	—	33	—
A320	88	24	98	33	101	44
A319	5	10	12	8	15	8
B737-800	16	48	17	56	28	66
B737-700	35	19	37	18	42	17
B737-300	16	—	16	—	16	—
B757-200	5	5	5	5	5	3
B767	6	1	6	1	6	1
EMB-145LR	10	—	10	—	10	—
CRJ-200	8	—	8	—	8	—
Hawker800	1	—	—	—	—	—
A300-600R	3	—	3	—	1	—
B747-400ER	2	3	2	3	2	3
MD-11F	—	3	—	3	—	—
B757-200F	—	2	—	2	—	2
B777F	—	6	—	6	—	6
Total	246	131	271	145	305	160

B.	Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue-tonne-kilometers and number of passengers carried in 2013, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial center and the international shipping center of China. We serve a route network that covers 1024 domestic and foreign destinations in 178 countries through Skyteam. We operate primarily from our core hub in Shanghai and regional hubs in Kunming and Xi’an. In 2013, we accounted for 48.7%, 37.7%, 44.4% and 31.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, in terms of total flight departures and arrivals, respectively, and accounted for 47.4%, 35.4%, 41.2% and 31.5% of the total market share at these airports in terms of passenger throughput, respectively,.

We have received many awards, recognitions and accolades through the years. We were recognized as one of the "Most Innovative PRC Companies" by Fortune Magazine in 2011, and our "China Eastern Airlines" brand was awarded China's Famous Trademark by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including "Golden Tripod Prize", which was the highest award awarded at the 8th Annual Meeting of China's Securities Market, Golden Bauhinia Award for "The Listed Company with Best Brand Value 2012" by China Securities, "2012 Best Mid-Cap Company and Best Managed Company in China" by Asiamoney Magazine ,"Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, "2012 TOP 25 CSR (Corporate Social Responsibility) Ranking" by Fortune China Magazine, "2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20" by Southern Weekly, "The Best Board of Directors of State-owned Listed Holding Companies of China Top 20" by various major financial media, including Moneyweek, "Healthy China – Best Employee Health & Benefit Unit" by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, "Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit" by China Institute of Internal Audit, "Best 100 Employer" by Zhilian Zhaopin, a major online recruiting website in China, and "The World's Most Improved Airline" by SKYTRAX, a United Kingdom-based aviation research organization. In 2013, we received the National 1 May Award Certificate and were honored as one of the 2013 Top ten Companies with the Best Corporate Social Responsibility by Fortune China Magazine,“Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year, “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm, the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao and one of the “Top 100 Employers” by zhaopin.com.

Compared to 2012, our traffic volume (as measured in RTKs) increased by 8.0% from 14,406 million in 2012 to 15,552 million in 2013. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 10.4% from 109,113 million in 2012 to 120,461 million in 2013. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 3.3% from 4,701 million in 2012 to 4,857 million in 2013.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the three years ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Traffic revenues
Passenger	68,434	71,419	72,928
Cargo and mail	8,080	8,025	7,603
Total traffic revenues	76,514	79,444	80,531

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the three years ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
Passenger Traffic (in RPKs) (millions)	100,895	109,113	120,461
Domestic	70,933	76,156	82,812
Regional (Hong Kong, Macau and Taiwan)	3,811	3,852	4,049
International	26,151	29,105	33,600

Passenger Capacity (in ASKs) (millions)	127,891	136,724	152,075
Domestic	88,013	95,168	104,459
Regional (Hong Kong, Macau and Taiwan)	5,193	5,084	5,435
International	34,685	36,472	42,181

Passenger Yield (RMB)	0.68	0.65	0.61
Domestic	0.69	0.66	0.61
Regional (Hong Kong, Macau and Taiwan)	0.81	0.84	0.85
International	0.63	0.62	0.56

Passenger Load Factor (%)	78.89	79.81	79.21
Domestic	80.59	80.02	79.28
Regional (Hong Kong, Macau and Taiwan)	73.39	75.77	74.51
International	75.40	79.80	79.66

The primary focus of our business is the provision of domestic, regional and international passenger airline services. Currently we serve a route network that covers 1,024 domestic and foreign destinations in 178 countries through SkyTeam.

Our domestic routes generated approximately 69.3% of our passenger revenues in 2013. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 24 flight routes between mainland China and Hong Kong. In addition, we operated approximately 25 routes between mainland China and Taiwan and three routes between China and Macau. Our regional routes accounted for approximately 4.7% of our passenger revenues in 2013.

In 2013, we adjusted our flight capacity allocation in a timely manner and maintained refine pricing and cabin space management according to changes in the market demand, so as to sustain a steady growth in passenger transportation business. In respect of our domestic business, with the enhanced constructions of Shanghai core hub, as well as Kunming and Xi’an regional hubs, we continued to optimize our route network and flight schedule. In respect of our regional (Hong Kong, Macau and Taiwan) business, we maintained our competitiveness and influence of routes in Hong Kong, Macau and Taiwan region by increasing the frequency of flights and optimization of aircraft models. In respect of our international business, we flexibly adjusted the flight capacity allocated to routes to Japan according to changes in Chinese and Japanese markets. At the same time, we seized the opportunity of the rapid growth in the number of outbound passengers and increase the flight capacity routes to North American, European, Korean and Southeast Asian. In 2013, we put in available seat – kilometres (ASK) of 152,075.22 million passenger-kilometres, representing an increase of 11.2% from 2012. Number of passengers carried in 2013 was 79.0937 million, representing an increase of 8.2% from 2012. Passenger load factor in 2013 was 79.21%, representing a decrease of 0.60 percentage point from 2012. Passenger revenue in 2013 amounted to RMB72,928 million, representing an increase of 2.1% from 2012.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi'an and Kunming, respectively. With Shanghai as our main hub and Xi'an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets.

In 2013, by increasing the frequency of flights for express routes and quasi-express routes such as Shanghai to Kunming, Xiamen and Dalian, and international routes such as Shanghai to Paris, Vancouver and Hawaii, as well as introducing new international flight destinations such as San Francisco and Manila, we have further enhanced our influence in the Shanghai hub market. Meanwhile, our transit assurance ability in Shanghai Pudong Airport increased sustainably. The minimum connecting time of the international-domestic transit was reduced to 90 minutes. Direct tagging of luggage at the same airport in Shanghai for transit passengers and cross-terminal interline transit between the two terminals at Pudong Airport are available. In addition, 24-hour immigration procedures-free direct transit between international flights is attained.

Leveraging on opportunities arising from the release of time slots at the new Kunming airport, we allocated more flight capacities in 2013 by increasing the frequency of flights for international routes from Kunming to Vientiane, Dhaka and Chiang Mai, promoting flying to “South Asia, Southeast Asia and West Asia”, providing full coverage over routes from Kunming to other provincial capitals in the PRC, as well as increasing the frequency and optimizing the morning and night flight system of our flights going to Kunming.

In 2013, we adjusted the flight plan of Xi’an hub according to its seasonal features by focusing on the development of plateau routes, introducing a new route from Xi’an to Lijiang and increasing the frequency of flights for routes from Xi’an to Lhasa and Jiuzhaigou.

In 2013, we accounted for 48.7%, 37.7%, 44.4% and 31.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.4%, 35.4%, 41.2% and 31.5% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of passenger throughput. We maintained relatively strong influence in our core markets such as Shanghai, Kunming and Xi’an.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the three years ended December 31, 2013:

	Year Ended December 31,
	2011	2012	2013
Cargo and Mail Traffic (in RFTKs)	4,421	4,701	4,857
(millions)
Domestic	934	923	959
Regional (Hong Kong, Macau and Taiwan)	148	117	123
International	3,338	3,661	3,775

Cargo and Mail Capacity (in AFTKs)	7,152	7,416	8,028
(millions)
Domestic	1,987	1,966	2,172
Regional (Hong Kong, Macau and Taiwan)	312	239	275
International	4,853	5,211	5,581

Cargo and Mail Yield (RMB)	1.83	1.71	1.57
Domestic	1.44	1.44	1.30
Regional (Hong Kong, Macau and Taiwan)	4.49	3.94	3.71
International	1.82	1.70	1.56

Cargo and Mail Load Factor (%)	61.81	63.39	60.50
Domestic	47.01	46.92	44.17
Regional (Hong Kong, Macau and Taiwan)	47.60	48.91	44.75
International	68.78	70.26	67.63

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

Global aviation freight transportation industry was still at the trough stage in 2013. Some of the domestic express delivery corporations started to enter into the aviation freight transportation industry. Therefore, market competition was intensified and we were facing more difficulties in our freight transportation business. In response to the deteriorating aviation freight transportation market condition, we adopted measures such as surrendering and suspending freights, as well as reducing freight fleet scale significantly. We also adjusted our route network in order to stabilize our share in core markets. We fully pushed forward our transformation by developing value-added businesses such as logistics and freight expressway e-commerce. In respect of logistics business, we established six major logistics project teams for areas such as large- scale corporate projects, medical biotechnology and aviation equipment based on product positioning. We visited major customers to proactively explore demand for logistics. The development of brand customers and direct selling of major client cooperation projects provided logistics solutions to large and medium enterprises. In respect of freight expressway e-commerce, the commencement of eaemall.com official website can utilize the advantages in network and centralized purchasing of Eastern Airlines. Combining with its freight expressway delivery network, Eastern Airlines is able to provide fresh and direct supply of “from the origins to dining table.” Our subsidiary, Shanghai Eastern Airlines Express Delivery Company Limited, officially commenced operation of cross-border e-commerce in 2013 in the Shanghai Free Trade Zone.

China Cargo Airlines Co., Ltd. (“China Cargo”) Airlines officially joined the SkyTeam Freight Alliance on June 5, 2013 and is proactively participating in the cooperation of the alliance.

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, "Regional") is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the areas based on the origin and destination of each flight area.

•	Revenue from ticket handling services, airport ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2013:

	2011	2012	2013
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Domestic	56,014	57,297	59,563
Regional (Hong Kong, Macau and Taiwan)	3,771	3,704	3,911
International	22,618	24,252	24,771
Total	82,403	85,253	88,245

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfare, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although China's airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

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

Domestic Route Rights

Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC's policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as our Company, that have a hub located at each of the active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant's safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC's current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level before another carrier is permitted to commence operations on such route.

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

On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continue to include eight airports in various cities in Taiwan. At the end of 2012, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 64. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. On August 12, 2013, the two sides agreed to increase the total number of flights to 670 per week and add three terminals of chartered cargo flights in mainland China, namely, Tianjin, Zhengzhou and Ningbo airports.

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

The CAAC and the NDRC jointly publish pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for most domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan. Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% higher or 45% lower than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the NDRC will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the NDRC for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfare for particular domestic routes which, in their view, is not at a reasonable level. The CAAC and NDRC jointly issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which airlines may set first-class and business-class airfares in accordance with market prices, subject to relevant PRC laws. Such pricing must be filed 30 days before effectiveness with the CAAC and NDRC. The promotion by Chinese regulators of a regulated and orderly market and a fair and positive competition mechanism will also provide a favorable environment for the growth of our business.

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

Acquisition of Aircraft and Spare Parts

Our Company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC, which is 55% owned by CEA Holding and 45% owned by our Company. This gives us freedom in rationalizing our maintenance practices by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain an approval from the NDRC and may be subject to the appraisal of relevant competent athorities for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

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

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and CAAC from 2006 to 2008. In the second half of 2008, international crude oil prices decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel (the "2009 Notice") by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines, at the airline's discretion, but within certain limits for imposing fuel surcharges as set forth in the 2009 Notice. On March 31, 2010, the NDRC and CAAC issued the Notice Regarding the Publication of Passenger Fuel Surcharges Rate on Domestic Routes, which reduced the standard fuel surcharge by 3.1% for domestic routes. In addition, on March 31, 2011, the NDRC and CAAC issued another similar notice, which further adjusted the standard fuel surcharge downwards. From August 1, 2011, according to the Announcement on the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel, issued by the NDRC and CAAC, the rate of domestic route fuel surcharges will be adjusted each month if the difference in consolidated purchase costs for domestic aviation coal oil fuel exceeds RMB250 per ton.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards (MH/T2001-2013), which became effective as of March 1, 2013. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see "– Maintenance and Safety – Safety."

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

Chinese Airport Policy

Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC transferred 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China's civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance, have been reflected in air fares of Chinese airlines rather than collected as a separate levy.

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

The civil aviation infrastructure levy was paid to the Ministry of Finance and refunded again from July 1, 2008 to June 30, 2009, according to one of the ten measures announced by the CAAC in December 2008 in response to the global economic downturn. The refunded levy for China's aviation industry amounted to approximately RMB4,000 million in total. The ten measures also include measures to enhance safety, reduce taxes, invest in infrastructure and optimize the airspace and air routes.

Limitation on Foreign Ownership

The CAAC's present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot individually or together hold a majority of our total outstanding shares. As of December 31, 2013, approximately 12.4% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on December 24, 2011, Chinese investors should be the controlling shareholders of a PRC air transportation company.

Competition

Domestic

Our Company competes against our domestic competitors primarily on the basis of safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that our Company is well-positioned to compete against our domestic competitors in the growing airline industry in China. However, domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. In addition, we have faced intense competition from entrants to our domestic markets as new investments into China's civil aviation industry have been made following the CAAC's relaxation of certain private-sector investment rules in July 2005. In December 2008, the CAAC announced ten measures to protect and encourage the domestic aviation industry, one of which provides that no new Chinese airlines will be licensed to incorporate and operate aviation businesses before 2010. In October 2010, the CAAC announced that the suspension of approvals for new Chinese airlines companies would continue for an indefinite time period. However, if the restriction is lifted in the future, we expect that competition from other Chinese airlines on our routes will further intensify.

There are currently 25 Chinese airlines in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations.

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. In addition, we are facing increasing competition from certain low-cost carriers, such as Spring Airlines, in the domestic market. Spring Airlines competes with us, as it operates daily domestic routes to certain destinations such as Harbin, Shenyang, Guangzhou, Xiamen, Sanya, Kunming and Chongqing, which are covered in our domestic routes. The “Twelfth Five-Year Plan” for civil aviation industry in China encourages low-cost airway companies to enter into major logistics market gradually. In February 2014, CAAC issued Guidance on Facilitating Low-cost Aviation Development which aims at supporting the development of domestic low-cost airlines. This will further intensify the competition in domestic aviation market. However, we believe we are well-positioned to compete against domestic low-cost carriers due to our expansive route network, competitive pricing, greater availability of flight services to these destinations and strong brand name.

We also face competition from other domestic carriers in our air cargo business. However, we believe our absorption of Shanghai Airlines in early 2010 will strengthen our market positioning within the domestic market, particularly with respect to routes to and from Shanghai. We have also recently initiated a strategy to accelerate the transition of our role from air cargo transportation enterprise to aviation and logistics services provider. On December 26, 2012, we established China Eastern Airlines Logistic Company by merging China Cargo Airlines and Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics"), which we believe will facilitate our development of services with respect to courier, logistics solutions and aviation trade and on-site logistics services platforms.

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

With the establishment of a PRC national high-speed railway network, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating "air-to-railway" transfers and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services.

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Cathay Pacific Airways ("Cathay"), and Hong Kong Dragon Airlines Limited ("Dragonair"). We currently operate approximately 24 flight routes between Chinese cities and Hong Kong. Cathay and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our Shanghai-Hong Kong, Hangzhou-Hong Kong, Nanjing-Hong Kong and Shanghai-Macau routes. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. At the end of 2011, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. At the end of 2013, the two sides agreed to increase the total number of flights to 786 per week and to increase the total number of destination airports in mainland China and Taiwan to 54. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi'an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Qingdao, Wuxi, Yancheng, Yinchuan and Lijiang. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. According to the Nineth Meeting of Cross-strait Air Transportation, the two sides agreed to increase the total number of flights per week in 2014, among which, we plan to increase another 15 flights per week and other six PRC airline companies, including China Southern and Air China, plan to increase another 42 flights per week in aggregate. We believe we will benefit from expanding our maket share in Taiwan-mainland China direct flight services as based on the more and more frequent communication between Taiwan and mainland China. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

We compete with Air Macau on the Shanghai Pudong-Macau route. Air Macau's routes also provide an alternative to our Hong Kong routes for passengers travelling between Taiwan and mainland China.

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

We also face significant competition in our international cargo operations. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country are allowed to serve the China-U.S. market over the next few years. Another air transport agreement was signed between China and the United States on July 9, 2007 in order to increase travel and tourism and promote cultural, business and governmental exchanges between China and the United States, as well as to promote the ultimate objective of full liberalization of the bilateral air transport market. A trade services agreement was also signed between China and ASEAN countries in January 2007 and became effective in July 2007 to remove the restrictions on China's entry into foreign freight markets. Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China's operations, is the destination for most international flights to China. We primarily compete with Air China, All Nippon Airways, Japan Airlines, and Spring Airlines on our passenger routes to Japan. On our Korean routes, we compete with China Southern Airlines, Air China and Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines, Malaysia Airlines, Air Asia and Vietnam Airlines. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Alitalia. We compete with Air China, China Southern Airlines and Qantas Airways on our Australian routes. We compete in the international market on the basis of price, service quality, frequency of scheduled flights and convenient sales arrangements.

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in "Asia Miles", a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 530 lounges world-wide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. See " – Marketing and Sales – SkyTeam Alliance." In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited.

Maintenance and Safety

The rapid increase in air traffic volume in China in recent years has put pressure on many components of China's airline industry, including air traffic control systems, the availability of qualified flight personnel and airport facilities. In recent years, the CAAC has placed increasing emphasis on the safety of airline operations in China and has implemented a number of measures aimed at improving the safety record of the airlines. Our ability to provide safe air transportation in the future depends on the availability of qualified and experienced pilots in China and the improvement of maintenance services, national air traffic control and navigational systems and ground control operations at Chinese airports. We have a good safety record and regard the safety of our flights as the most important component of our operations.

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 10,933 workers as maintenance and engineering personnel as of December 31, 2013. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

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

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for the purpose of performing maintenance and repairs on aircraft engines. Our Company and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and hold 51% and 49%, respectively, of the equity interests in the joint venture. Moreover, after our absorption of Shanghai Airlines, we took over its 15% equity interest in Boeing Shanghai Aviation Services Co., Ltd. ("Boeing Shanghai"). As of December 31, 2013, Boeing (China) Investment Co., Ltd., Shanghai Airport (Group) Co., Ltd. and Boeing (Asia) Services Investment Limited hold 35.3%, 25.0% and 24.7%, respectively, of the remaining equity interest. Boeing Shanghai was founded in 2006 with a registered capital of US$85,000,000, and operates a maintenance hangar with the capacity to provide aircraft modification and maintenance services for two wide-body aircraft and one narrow-body aircraft and provides aircraft modification and maintenance services. In addition, we also hold 50% of Shanghai Airlines' previous equity interest in Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute"). The remaining equity interest is held by Sichuan Haite High-Tech Co., Ltd. Shanghai Hute was founded in 2003 with a registered capital of RMB30,000,000, and provides maintenance services for aviation equipment. The enhancement of our maintenance capabilities allows our Company to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

Safety

The provision of safe and reliable air services for all of our customers is one of our primary operational objectives. We implement uniform safety standards and safety-related training programs in all operations. Our flight safety management division monitors and supervises our Company's flight safety. We have had a flight safety committee since the commencement of our business, comprised of members of our senior management, to formulate policies and implement routine safety checks at our Shanghai headquarters and all provincial hubs. The flight safety committee meets monthly to review our overall operation safety record during the most recent quarter and to adopt measures to improve flight safety based upon these reviews. We have also implemented an employee incentive program, using a system of monetary rewards and discipline, to encourage compliance with the CAAC safety standards and our safety procedures. We periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. In 2011, we were awarded the "Flight Safety Five-star Award" by CAAC for our commitment to aviation and operations safety.

In 2013, we continued to strengthen our Safety Management System ("SMS"). We issued work implementation plans that provided specific measures to address risks such as lighting strikes, hard aircraft landings and communication systems failures. In addition, we established the Nantong Airport training base to provide additional training programs for our flight crews. Furthermore, we formulated the "Assessment and Remuneration Packages of Star-rating flight Crew Members", which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, discipline and provision of services. The management of each of our provincial hub operations is responsible for the flight safety operations at the respective hub under the supervision of our flight safety management division. We prepare monthly safety bulletins detailing recent developments in safety practices and procedures and distribute them to each of our flight crew, the maintenance department and the flight safety management department. The CAAC also requires our Company to prepare and submit semi-annual and annual flight safety reports.

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. We use flight simulators for A300,A320,A330, A340, 737NG, 737-300, 777, EMB145 aircraft at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Cyber-security

With respect to our internal policies on cyber-security and internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. Furthermore, we have entered into a strategic cooperation plan with the China Information Technology Security Evaluation Center by which their trained engineers evaluate our internal data security policies and cyber-security measures. In 2012, we established and announced two internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Management Regulation and China Eastern Airlines Information System Application and Development Safety Regulation and in 2013, we established and announced another two internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Incident Management Regulation and China Eastern Airlines Information System Classification Meassures, which we believe will strengthen our information safety management systems and overall cyber-security defenses. During the year ended December 31, 2013, we did not experience any material cyber-security incidents or related losses.

Fuel Supplies

Fuel costs represented approximately 34.3% of our operating expenses in 2013. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2013, we consumed approximately 4.6 million tonnes of fuel, an increase of 10.1% from 2012. Our aviation fuel expenditures reached RMB30,681 million, representing an increase of 2.7% from RMB29,872 million last year, as a result of the expansion of our operations. Jet fuel prices were volatile in 2012 and 2013, with heightened political tensions and continued political instability and turmoil in certain Middle Eastern countries. In 2013, the average price of fuel decreased by 6.7% compared to that of 2012. While fuel prices decreased during the first half of 2013, prices generally increased in 2013 and into early 2014. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

Ground Facilities and Services

The center of our operations is Shanghai, one of China's principal air transportation hubs. Our Shanghai operations are based at Hongqiao International Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Changbei Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo, Tianhe Airport in Wuhan, Wujiaba Airport in Kunming and Xianyang Airport in Xi'an. We own hangars, aircraft parking and other airport service facilities at these airports, and also provide ground services in these locations. We lease from CEA Holding certain buildings at Hongqiao International Airport where our principal executive offices are located.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the "Asia Miles" frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the "Eastern Miles" program, the number of members of the frequent flyer program reached over 20 million in 2013. The special services hotline "95530" call center was established and came into operation in 2004. In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch "Air-Rail Pass Transportation" products. Our domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed a air-rail two-way transportation product, which has helped us broaden our customer resources.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In 2013, we added about 500 group clients, and the total number of our group clients amounts to 4,989. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail store owners by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. By the end of 2013, we had approximately 2 million new Eastern Miles members, with a total of over 20 million members.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns and upgrading and expanding the services offered by our online sales system. In 2012, we introduced "China Eastern Mobile E", a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. In 2013, we introduced new version of "China Eastern Mobile E" and increased the application of "China Eastern Mobile E" to 14 airports. In addition, we introduced “M Website”, a website portal that provides mobile flight booking, flight status and online checking services and applied several third-party payment platform to our ticket booking system.

We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York, San Francisco and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg London, Moscow, Paris, Rome, Madrid, Brussels and Munich; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney. We maintain around 50 overseas sales or representative offices as of December 31, 2013. As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association ("IATA"). The IATA represents approximately 240 airlines and comprises approximately 84% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC's computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011. By the end of 2013, we have entered into frequent flyer and airport lounges agreements with 11 SkyTeam member airlines and implemented code-sharing programs covering 242 routes, as well as 150 routes with seven non-SkyTeam member airlines, which has further broadened the coverage of our route network.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer its passengers seamless transit to 1,024 destinations in 178 countries under a single plane ticket with direct luggage services. Passengers may also enjoy the comfort of approximately 530 VIP airport lounges of SkyTeam around the world. The entry of our Company as well as Shanghai Airlines into SkyTeam became effective on June 21, 2011. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

Cargo Operations and Logistics Services

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

In 2012, we leveraged on our internal resources to establish a business platform that provides diversified logistics and management solutions and services through Eastern Logistics, which includes the integrated operations of China Cargo Airlines and Shanghai Far Eastern Airlines Logistics Co., Ltd. Eastern Logistics is engaged in shipping agency, ground cargo handling, logistics, road freight transport (general freight), warehousing and property management. We believe Eastern Logistics will enable us to develop new revenue sources and diversify our ancillary operations, while responding to customer demand for one-stop cargo transportation and logistics services. See "Item 7. Major Shareholders and Related Party Transactions."

In response to the deteriorating aviation freight transportation market condition, we adopted measures such as surrendering and suspending freights, as well as reducing freight fleet scale significantly. We also adjusted our route network in order to stabilize our share in core markets. We fully pushed forward our transformation by developing value-added businesses such as logistics and freight expressway e-commerce. In respect of logistics business, we established six major logistics project teams for areas such as large- scale corporate projects, medical biotechnology and aviation equipment based on product positioning. We visited major customers to proactively explore demand for logistics. The development of brand customers and direct selling of major client cooperation projects provided logistics solutions to large and medium enterprises. In respect of freight expressway e-commerce, the commencement of eaemall.com official website can utilize the advantages in network and centralized purchasing of Eastern Airlines. Combining with its freight expressway delivery network, Eastern Airlines is able to provide fresh and direct supply of “from the origins to dining table.” Our subsidiary, Shanghai Eastern Airlines Express Delivery Company Limited, officially commenced operation of cross-border e-commerce in 2013 in the Shanghai Free Trade Zone.

On June 5, 2013, our subsidiary, China Cargo Airlines, officially joined the SkyTeam Freight Alliance, which will enable it to further expand its cargo network coverage, strengthen its transit capacity, provide better and more efficient ground services, while lowering operational costs.

Tourism and Travel Services

In addition to our airline operations, we also generate commission revenues from tickets sold on behalf of other airlines. Commission rates for these sales are determined by the CAAC and are based on the price of the tickets sold. In December 2003, we acquired 10% of SEDC's then equity interest and 35% of CEA Holding's then equity interest in Shanghai Dong Mei Aviation Travel Corporation Limited, a company that is primarily engaged in the business of selling air tickets, hotel reservation, travel agency and other related services.

With our subsidiary, Shanghai Airlines, we derive revenue from tourism and travel services through Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Tours"). Shanghai Tours provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. Shanghai Tours is a member of the China Association of Travel Services and Shanghai Association of Tourism (International and Domestic Travel Services divisions), as well as a member of Shanghai Association of Quality, and has been admitted into many international travel organizations including the IATA. Shanghai Tours has won several awards as a travel services provider, as well as awards and honors for its professional staff and vacation package offerings.

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2013, we generated net revenues of approximately RMB2,781 million from our airport ground services and cargo handling services, compared with RMB2,383 million and RMB2,119 million, respectively, generated from such services in 2011 and 2012.

Patents and Trademarks

We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole. In addition, we own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China. As of December 31, 2013, we own or have obtained licenses to use 58 trademarks, representintg an increase of seven trademarks from the number of trademarks ad of December 31, 2012.

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited ("PICC"), and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd's of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which our Company also purchases insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also "Item 3. Key Information — Risk Factors — Risks Relating to the Company — Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations" for more information on our Company's insurance coverage."

C.	Organizational Structure

See the section headed "Item 4. Information on the Company — History and Development of the Company".

D.	Property, Plant And Equipment

Fleet

As of December 31, 2013, we operated a fleet of 478 aircraft, including 451 passenger aircraft, most with a seating capacity of over 100 seats, 14 freighters and 13 business aircraft in custody. In 2013, we introduced a total of 58 new aircraft, including A330 Series for long-and-medium haul, A320 Series for medium-and-short haul and B737NG. We surrendered nine aircraft, including four passenger aircraft of A320, B737–700 and B757-200 models, and five freighters of MD-11 and A300-600R models.

On February 28, 2014, we entered into a purchase agreement with Airbus SAS in Shanghai regarding the purchase of seventy A320NEO aircraft. The aircraft are expected to be delivered to us in stages from 2018 to 2020. On the same date, we entered into a disposal agreement with Airbus SAS regarding the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2013:

	Total Number of Aircraft	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Average Age(in years) (1)
Jet Passenger Aircraft:
Wide-body:
A340-600	5	5	—	9.99
A330-300	15	8	7	6.73
A330-200	21	18	3	2.53
A300-600R		7	—	19.03
B767	7	6	1	13.15
Narrow-body:
A321	33	33	—	4.11
A320	145	101	44	6.41
A319	23	15	8	6.41
B737-800	94	28	66	4.33
B737-700	59	42	17	7.38
B757-200	8	5	3	12.26
B737-300	16	16	—	17.55
EMB 145LR	10	10	—	7.26
CRJ-200	8	8	—	12.16
Total Passenger Aircraft:	451	302	149	N/A

Cargo Aircraft:
A300-600R	1	1	—	23.49
B747-400ER	5	2	3	12.91
B757-200F	2	—	2	24.4
B777F	6	—	6	3.24
Total Cargo Aircraft:	14	3	11	N/A
Total number of passenger aircraft and freighters	465	305	160	N/A
	No. of custody
Business Aircraft	13
Total Fleet	478

(1) The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.8 hours in 2013, decreasing slightly from 9.9 hours in 2012. The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the three years ended December 31, 2013:

	2011	2012	2013
	(in hours)
Wide-body:
A340-600	12.0	12.3	11.8
A330-300	9.4	9.2	9.0
A330-200	14	13.7	14.3
A300-600	8.1	7.5	6.8
B767-300	10.2	10.8	9.6
Narrow-body:
A321	9.5	9.1	8.9
A320	10.3	10.3	9.9
A319	9.2	8.5	9.2
B737-800	10.1	10.3	10.2
B737-700	9.9	9.9	9.8
B737-300	9.4	9.0	8.6
EMB 145	9.7	9.7	8.1
CRJ-200	6.7	5.9	5.0
B757-200	8.3	7.9	7.9
Total Passenger Aircraft Average	9.8	9.9	9.8

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. In 2013, we introduced 58 new aircraft, including A330 Series for long-and-medium haul, A320 Series for medium-and-short haul and B737NG. We surrendered nine aircraft, four of which were passenger aircraft of A320, B737–700 and B757-200 models and five of which were freighters of MD-11 and A300-600R models.

Our A300-600R, B777F and B747-400ER aircraft are used for our cargo operations and carry cargo to the United States, Europe and Japan.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Our fleet in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2014 to 2018 are as follows:

	2014E		2015E		2016E		2017E		2018E
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A320 Series	34	16	26	9	25	6	15	-	15	-
A330 Series	8	-	7	-	-	-	-	-	-	10
A340-600	-	1	-	4	-	-	-	-	-	-
A300-600	-	7	-	-	-	-	-	-	-	-
B777 Series	4	-	5	-	5	-	3	-	3	-
B737NG	27	7	37	10	15	10	-	17	-	5
B757	-	2	-	1	-	-	-	-	-	-
B767	-	1	-	-	-	-	-	-	-	-
CRJ	-	8	-	-	-	-	-	-	-	-
EMB-145LR	-	-	-	5	-	5	-	-	-	-
Total number of passenger aircraft	73	42	75	29	45	21	18	17	18	15
A300-600F	-	1	-	-	-	-	-	-	-	-
B747F	-	1	-	1	-	-	-	1	-	-
Total number of freighters	-	2	-	1	-	-	-	1	-	-
Total	73	44	75	30	45	21	18	18	18	15

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

Operating Facilities

Our Company (including subsidiaries and branches) had operations on 95 parcels of land, occupying a total area of approximately 5 million square meters, as of December 31, 2013. In addition, as of December 31, 2013, our Company (including subsidiaries and branches) owned approximately 1,879 buildings with a total gross floor area of approximately 1.25 million square meters. Our Company and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings.

Item 4A.     Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRS. This discussion may include forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key information — D. Risk Factors" or in other parts of this Annual Report.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 10.1%, from 19,721.4 ATKs in 2012 to 21,714.8 ATKs in 2013, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 11.2%, from 136,724.0 ASKs in 2012 to 152,075.2 ASKs in 2013. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 8.0%, from 14,406.5 RTKs in 2012 to 15,551.8 RTKs in 2013.

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

Our financial performance is also significantly affected by factors associated with operating in a highly regulated industry, as well as a number of other external variables, including political and economic conditions in China, competition, foreign exchange fluctuations and public perceptions of the safety of air travel with Chinese airlines. Because nearly every aspect of our airline operations is subject to the regulation of the CAAC, our operating revenues and expenses are directly affected by the CAAC regulations with respect to, among other things, domestic airfares, level of commissions paid to sales agents, the aviation fuel price, take-off and landing charges and route allocations. The nature and extent of airline competition and the ability of Chinese airlines to expand are also significantly affected by various CAAC regulations and policies. Changes in the CAAC's regulatory policies, or in the implementation of such policies, are therefore likely to have a significant impact on our future operations.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of our activities. Revenue is shown net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of our activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. We base its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

We operate frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

(i)     Traffic revenues

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognized as sales in advance of carriage (“SIAC”).

(ii)    Ground service income and tour operation revenues

Revenues from the provision of ground services, tour, travel services and other travel related services are recognized when the services are rendered.

(iii)   Cargo handling income

Revenues from the provision of cargo handling income are recognized when the service are rendered.

(iv)   Commission income

Commission income represents amounts earned from other carriers in respect of sales made by us on their behalf, and is recognized in the profit or loss upon ticket sales.

(v)    Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognized when the services are rendered.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries, associates or joint ventures at the date of acquisition. Goodwill on acquisition of subsidiaries is included in “intangible assets”. Goodwill on acquisition of associates and joint ventures is included in “investments in associates” and “investments in joint ventures” and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units according to the identified operating segments that are expected to benefit from the business combination in which the goodwill arose.

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the profit or loss.

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized in the profit or loss.

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and ready for use.

Leases

A Group company is the lessee

Finance leases

We lease certain property, plant and equipment. Leases of property, plant and equipment where we have acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in the profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortized over the period for which the asset is expected to be used.

A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

Retirement benefits

We participate in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. The contributions to the schemes are charged to profit or loss as and when incurred.

In addition, we provide retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. Except that Shanghai Airlines Co., Ltd. maintained a separately administrated fund, the remaining defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and

•	the date that we recognize restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. We recognize the following changes in the net defined benefit obligation under “Wages, salaries and benefits” in the consolidated statements of profit or loss and other comprehensive income:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

•	net interest expense or income

Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date – the date on which we commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each reporting date, the fair value is remeasured, with any resulting gain or loss being recognized directly in other comprehensive income, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

We assess at each reporting date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the profit or loss, is removed from equity and recognized in the profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of each reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Going concern

As set out in Note 2(a)(i) to the consolidated financial statements, our ability to continue operations depends on obtaining the necessary financing and continued operations to generate sufficient cash flows to meet our liabilities as they fall due and the capital expenditure requirements for the upcoming twelve months. In the event we are unable to obtain adequate funding, there is uncertainty as to whether we will be able to continue as a going concern. The consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Critical Accounting Estimates and Judgments

Estimates and judgments used in preparing the consolidated financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

We recognize traffic revenues in accordance with the accounting policy stated in Note 2(e) to the consolidated financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

Frequent flyer program

We operate frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passenger's revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

Retirement benefits

We operate and maintain defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employees' service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on our historical trends. Additional information regarding the retirement benefit plans is disclosed in Note 37 to the consolidated financial statements.

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(j) to the consolidated financial statements, we considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the our ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and our future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

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

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. We review the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Estimated impairment of property, plant and equipment and intangible assets

We test whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) and Note 2(k) to the consolidated financial statements. The recoverable amount of cash generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

Operating Segments

The Company presents segment information in a manner that is similar to the management's internal reporting. The Company is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. The Company has one reportable operating segment, reported as "airline transportation operations." See Note 7 to our audited consolidated financial statements.

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

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
	(Restated*)	(Restated*)	(Restated*)	(Restated*)
	(in millions, except per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	38,989	73,804	82,403	85,253	88,245
Other operating income	1,288	658	1,062	1,833	2,725
Operating expenses	(38,340)	(68,664)	(79,201)	(82,734)	(89,394)
Operating profit	1,937	5,798	4,264	4,352	1,576
Finance income / (costs), net	(1,549)	(347)	561	(1,349)	576
Profit before income tax	365	5,519	4,932	3,137	2,217
Profit for the year attributable to the equity shareholders of the Company	280	5,056	4,661	3,072	2,373
Basic and fully diluted earnings per share (1)	0.04	0.45	0.41	0.27	0.20

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
	(Restated*)	(Restated*)	(Restated*)	(Restated*)
	(in millions)
Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	1,735	3,078	3,861	2,512	1,995
Net current liabilities	(28,648)	(27,184)	(29,679)	(35,948)	(40,472)
Non-current assets	65,035	91,293	101,092	111,214	127,458
Long term borrowings, including current portion	(16,928)	(27,373)	(30,321)	(32,856)	(36,175)
Obligations under finance leases, including current portion	(19,370)	(19,208)	(20,261)	(21,858)	(23,135)
Total share capital and reserves attributable to the equity shareholders of the Company	(1,287)	12,094	17,132	20,207	26,902
Non-current liabilities	(37,306)	(49,973)	(52,687)	(53,530)	(58,404)
Total assets less current liabilities	36,388	64,108	71,413	75,266	86,986

* As discussed in Note 2(a)(ii) to our consolidated financial statements, we changed the method of accounting for defined benefit plan effective January 1, 2013 to comply with the new requirements of IAS 19 (2011). As a result, the accounting treatment and presentation of certain items and balances in the consolidated financial statements as of December 31, 2009, 2010, 2011 and 2012 and for the years then ended were revised.

(1)	The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000. The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares outstanding. The calculation of earnings per share for 2011 and 2012 are based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares outstanding. The calculation of earnings per share for 2013 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,091,881,000 shares outstanding.

2013 Compared to 2012

Revenues

Our revenues increased by 3.5%, from RMB85,253 million in 2012 to RMB88,245 million in 2013. Revenues increased in our passenger business operation, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, while revenue decreased in our cargo and mail business operation, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2013, we transported a total of 79,094 thousand passengers, representing an increase of 8.2%, from 73,077 thousand passengers in 2012. Our total passenger traffic (as measured in RPKs) increased by 10.4%, from 109,113 million passenger-kilometers in 2012 to 120,461 million passenger-kilometers in 2013 and our total cargo and mail traffic (as measured in RFTKs) increased by 3.3%, from 4,701 million freight tonne-kilometers in 2012 to 4,857 million freight tonne-kilometers in 2013. Our average yield for our passenger operations decreased by 7.5%, from RMB0.65 per passenger-kilometer in 2012 to RMB0.61 per passenger-kilometer in 2013.

Our average yield for our cargo and mail operations decreased by 8.3%, from RMB1.71 per tonne-kilometer in 2012 to RMB1.57 per tonne-kilometer in 2013, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2012 and 2013:

			2013 vs. 2012
	Year Ended December 31,		Increase	% Increase
	2012	2013	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues	79,444	80,531	1,087	1.4
Passenger revenue	71,419	72,928	1,509	2.1
Cargo and mail revenue	8,025	7,603	(422)	(5.3)
Others (1)	5,809	7,714	1,905	32.8
Total Operating Revenue	85,253	88,245	2,992	3.5

(1) Includes tour operations income, ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB1,509 million, or 2.1%, from RMB71,419 million in 2012 to RMB72,928 million in 2013. This increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 69.3% of our total passenger traffic revenues in 2013, increased by 0.8%, from RMB50,141 million in 2012 to RMB50,556 million in 2013,primarily due to increased flight capacity on domestic routes and steady demand from the continued growth of the PRC economy. Compared to 2012, our domestic passenger traffic (as measured in RPKs) increased by 8.7%, from 76,156 million in 2012 to 82,812 million in 2013. The number of passengers carried on domestic routes increased by 7.7%, from 62.4 million in 2012 to 67.1 million in 2013. Our passenger-kilometers yield for domestic routes decreased from RMB0.66 per passenger-kilometer in 2012 to RMB0.61 per passenger-kilometer in 2013.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 4.7% of our total passenger traffic revenues in 2013, increased by 6.4%, from RMB3,221 million in 2012 to RMB3,427 million in 2013. The increase was primarily due to increased ticket prices, which led to an increase of 5.1%, from 3,852 million in 2012 to 4,049 million in 2013, in our regional passenger traffic (as measured in RPKs). The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 5.2%, from 2.8 million in 2012 to 3.0 million in 2013. Our passenger-kilometers yield for regional routes increased from RMB0.84 per passenger-kilometer in 2012 to RMB0.85 per passenger-kilometer in 2013.

International passenger traffic revenues, which accounted for 26.0% of our total passenger traffic revenues in 2013, increased by 4.9%, from RMB18,057 million in 2012 to RMB18,945 million in 2013. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 15.4% in 2013, from 29,105 million in 2012 to 33,600 million in 2013. The number of passengers carried on international routes increased by 13.8%, from 7.9 million in 2012 to 9.0 million in 2013. Our passenger-kilometers yield for international routes decreased from RMB0.62 per passenger-kilometer in 2012 to RMB0.56 per passenger-kilometer in 2013.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 5.3%, from RMB8,025 million in 2012 to RMB7,603 million in 2013, which accounted for 8.6% of our total operating revenues in 2013. Revenue from cargo and mail traffic via belly-hold cargo space on the Company's passenger aircraft was RMB2,414 million, which accounted for 31.7% of total freight revenue and 3.0% of total traffic revenue in 2013. Cargo and mail yield decreased from RMB1.71 in 2012 to RMB1.57 in 2013 per cargo tonne-kilometer, or 8.3% compared to the same period in 2012, primarily as a result of the general slowdown of the global economy that affected cargo volumes.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 16.4% of our total cargo and mail traffic revenues in 2013, decreased by 6.2%, from RMB1,332 million in 2012 to RMB1,250 million in 2013. This decrease was primarily due to the increased competition from other cargo carriers which resulted in decreased shipping fees and cargo and mail volume. Our freight tonne-kilometers yield for domestic routes was RMB1.44 per tonne-kilometer in 2012 and RMB1.30 per tonne-kilometer in 2013.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 6.0% of our total cargo and mail traffic revenues in 2013, slightly decreased by 0.7%, from RMB461 million in 2012 to RMB458 million in 2013. Our freight tonne-kilometers yield for regional routes decreased from RMB3.94 per tonne-kilometer to RMB3.71 per tonne-kilometer.

International cargo and mail traffic revenues, which accounted for 77.6% of our total cargo and mail traffic revenues in 2013, decreased by 5.4%, from RMB6,233 million in 2012 to RMB5,896 million in 2013, due to decreased demand in the international cargo and mail freight market as a result of the general slowdown of the international freight market.. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.70 per tonne-kilometer in 2012 to RMB1.56 per tonne-kilometer in 2013.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues increased by 32.8%, from RMB5,809 million in 2012 to RMB7,714 million in 2013.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2012 and 2013:

			2013vs.2012
	Year Ended December 31,		Increase	%Increase
	2012	2013	(Decrease)	(Decrease)
	(Restated)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	29,872	30,681	809	2.7%
Gain on fair value movements of derivatives financial instruments	(25)	(18)	7	(28.0%)
Takeoff and landing charges	9,066	9,190	124	1.4%
Depreciation and amortization	7,557	8,226	669	8.9%
Wages, salaries and benefits	12,303	13,454	1,151	9.4%
Aircraft maintenance	4,433	4,690	257	5.8%
Food and beverages	2,032	2,268	236	11.6%
Aircraft operating lease rentals	4,438	4,605	167	3.8%
Other operating lease rentals	609	679	70	11.5%
Selling and marketing expenses	3,727	4,139	412	11.0%
Civil aviation development fund	1,414	1,566	152	10.7%
Ground services and other expenses	3,305	5,105	1,800	54.5%
Indirect operating expenses	4,003	4,809	806	20.1%
Total Operating Expense	82,734	89,394	6,660	8.1%

Our total operating expenses increased by 8.1%, from RMB82,734 million in 2012 to RMB89,394 million in 2013 primarily due to the expansion of our business which is in line with the increase of our fleet size. Our total operating expenses as a percentage of our revenues increased from 97.0% in 2012 to 101.3% in 2013.

Aircraft fuel expenses increased by 2.7%, from RMB29,872 million in 2012 to RMB30,681 million in 2013. The increase was primarily due to our increased aviation fuel consumption resulting from our business expansion. In 2013, we consumed a total of approximately 4.6 million tonnes of aviation fuel, representing an increase of 10.1% compared to 2012. In 2013, the average price of fuel decreased by 6.69% compared to that of 2012. Aircraft fuel expenses accounted for 34.3% of our total operating expenses in 2013, as compared to 36.1% in 2012.

Changes in fair value of financial derivatives decreased from a gain of RMB25 million in 2012 to a gain of RMB18 million in 2013. The difference was mainly due to the decrease in gains arising from fair value movement of interest rate swaps contracts, which was resulted from a decrease in the notional amount of unsettled interest rate swaps contracts.

Take-off and landing charges, which accounted for 10.3% of our total operating expenses in 2013, increased by 1.4%, from RMB9,066 million in 2012 to RMB9,190 million in 2013, primarily due to an increase in the number of take-off and landings, as well as an increase in average unit price of take-off and landing charges.

Depreciation and amortization increased by 8.9%, from RMB7,557 in 2012 to RMB8,226 million in 2013, primarily due to the addition of new aircraft and engines by the Group in 2013, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits, which accounted for 14.9% of our total operating expenses in 2013, increased by 9.4%, from RMB12,303million in 2012 to RMB13,454 million in 2013, primarily due to an increase in the number of staff and the increase in hours flown.

Aircraft maintenance expenses, which accounted for 5.2% of our total operating expenses in 2013, increased by 5.8%, from RMB4,433 million in 2012 to RMB4,690 million in 2013, primarily due to an increase in the number of aircraft under repair in 2013.

Food and beverage expenses increased by 11.6% from RMB2,032 million in 2012 to RMB2,268 million in 2013, primarily due to an increase in the number of passengers.

Aircraft operating lease rentals increased by 3.8%, from RMB4,438 million in 2012 to RMB4,605 million in 2013, primarily due to an increase in the number of aircraft that we operate under operating leases.

Other operating lease rentals increased by 11.5%, from RMB609 million in 2012 to RMB 679million in 2013, primarily due to an increase in the leases for warehouses and VIP lounges at airports.

Selling and marketing expenses, which accounted for 4.6% of our total operating expenses in 2013, increased by 11.0%, from RMB3,727 million in 2012 to RMB4,139 million in 2013.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 10.7%, from RMB1,414 million in 2012 to RMB1,566 million in 2013, primarily due to an increase in our miles flown in 2013.

Ground services and other expenses increased by 54.5%, from RMB3,305 million in 2012 to RMB5,105 million in 2013, primarily due to the increase in other charges arising from the acquisition of Shanghai Eastern Air International Travel Service Co., Ltd ("Eastern Travel") by Shanghai Tours, our wholly-owned subsidiary, in 2013.

Other operating expenses, comprising impairment charges and reversals and indirect operating expenses, increased by 20.1%, from RMB4,003 million in 2012 to RMB 4,809 million in 2013, primarily attributable to an increase in expenses following the expansion of our fleet.

Other Operating Income

Our other operating income and other gains were primarily generated from subsidy income. The total amount of our other operating income and other gains increased by 48.7% from RMB1,833 million in 2012 to RMB2,725 million in 2013, primarily due to an increase in operational routes subsidy received in 2013. Other subsidy income represented subsidies granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities and other parties to encourage our Company to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2013, our finance income was RMB2,124 million, representing an increase of 509.42% from RMB349 million in 2012, primarily due to the substantial appreciation of the Renminbi against the U.S. dollar in 2013. Finance costs amounted to RMB1,549 million, representing a decrease of 8.8%, primarily due to a decrease in interest expenses arising from borrowings and finance leases.

Profit attributable to the equity shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company decreased to RMB2,373 million in 2013, or 22.8%, as compared to a net profit of RMB3,072 million in 2012. The decrease is mainly due to factors such as a decrease in demand of domestic business customers, the competition from high-speed railway network, routes to Japan being affected by China-Japan relations, the decrease in our yield at Yunnan market resulting from the release of time slots at the new Kunming Airport and the occurrence of avian flu (H7N9) which had short-term impact on the Eastern China market, as well as the rigid increase in costs and expenses.

Fixed Assets

Our Company had approximately RMB92,783 million of fixed assets and construction in progress as of December 31, 2013, including, among other assets, aircraft, engines and flight equipment, representing a 12.4% increase from RMB82,519 million in 2012.

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

In 2012, we transported a total of 73,077 thousand passengers, representing an increase of 6.3%, from 68,725 thousand passengers in 2011. Our total passenger traffic (as measured in RPKs) increased by 8.1%, from 100,895 million passenger-kilometers in 2011 to 109,113 million passenger-kilometers in 2012 and our total cargo and mail traffic (as measured in RFTKs) increased by 6.3%, from 4,421 million freight tonne-kilometers in 2011 to 4,701 million freight tonne-kilometers in 2012. Our average yield for our passenger operations decreased by 4.4%, from RMB0.68 per passenger-kilometer in 2011 to RMB0.65 per passenger-kilometer in 2012 primarily due to increased yields resulting the PRC transportation industry-wise conversion from business tax to value-added tax, effective January 1, 2012.

Our average yield for our cargo and mail operations decreased by 6.4%, from RMB1.83 per tonne-kilometer in 2011 to RMB1.71 per tonne-kilometer in 2012, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2011 and 2012:

			2012vs.2011
	Year Ended December 31,		Increase	%Increase
	2011	2012	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues (1)	76,514	79,444	2,930	3.8
Passenger	68,434	71,419	2,985	4.4
Cargo and mail	8,080	8,025	(55)	(0.7)
Others (2)	5,889	5,809	(80)	(1.4)
Total Operating Revenue	82,403	85,253	2,850	3.5

(1)	Before January 1, 2012, the major elements of our revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the Notice of Exemption of Business Tax on the Provision of International Transportation Services (Cai Shui [2010] No. 8), jointly issued by the MOF and the SAT, our revenues from the provision of international transportation services were exempt from business tax as of January 1, 2010. Pursuant to the Notice of the Pilot Program for the Transformation of Transportation and Certain Modern Service Industries in Shanghai from Business Tax ("BT") to Value Added Tax ("VAT") (Cai Shui [2011] No. 111), issued by the MOF and SAT (the "Shanghai Notice"), traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and certain other income) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from January 1, 2012, rather than BT rates.

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

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 0.7%, from RMB8,080 million in 2011 to RMB8,025 million in 2012, which accounted for 9.4% of our total operating revenues in 2012. Revenue from cargo and mail traffic via belly-hold cargo space on the Company's passenger aircraft was RMB2,389 million, which accounted for 29.8% of total freight revenue and 3.0% of total traffic revenue in 2012. Cargo and mail yield decreased from RMB1.83 in 2011 to RMB1.71 in 2012 per cargo tonne-kilometer, or 6.56% compared to the same period in 2011, primarily as a result of the general slowdown of the global economy that affected cargo volumes.

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

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2011 and 2012:

			2012vs.2011
	Year Ended December 31,		Increase	%Increase
	2011	2012	(decrease)	(decrease)
	(Restated)	(Restated)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	29,229	29,872	643	2.2%
Gain on fair value movements of derivatives financial instruments	(87)	(25)	62	(71.3%)
Takeoff and landing charges	8,350	9,066	716	8.6%
Depreciation and amortization	6,966	7,557	591	8.5%
Wages, salaries and benefits	10,426	12,303	1,877	18.0%
Aircraft maintenance	4,407	4,433	26	0.6%
Food and beverages	2,022	2,032	10	0.5%
Aircraft operating lease rentals	4,128	4,438	310	7.5%
Other operating lease rentals	492	609	117	23.8%
Selling and marketing expenses	3,740	3,727	(13)	(0.3%)
Civil aviation development fund	1,321	1,414	93	7.0%
Ground services and other expenses	3,274	3,305	31	0.9%
Indirect operating expenses	4,981	4,003	(978)	(19.6%)
Total Operating Expense	79,249	82,734	3,485	4.4%

(1)	Due to the implementation of the pilot program for the transformation from business tax to value-added tax regarding the transportation industry, certain expenses in 2012 are not comparable to the corresponding expenses in 2011.

Our total operating expenses increased by 4.4%, from RMB79,249 million in 2011 to RMB82,734 million in 2012 primarily due to the expansion of our business which is in line with the increase of our fleet size. Our total operating expenses as a percentage of our revenues slightly increased from 96.2% in 2011 to 97.0% in 2012.

Aircraft fuel expenses increased by 2.2%, from RMB29,229 million in 2011 to RMB29,872 million (based on value-added tax) in 2012. The increase was primarily due to our business expansion and the increase of average aircraft fuel price by 2.1% compared with that of 2011. In 2012, we consumed a total of approximately 4.2 million tonnes of aviation fuel, representing an increase of 7.2% compared to 2011. Aircraft fuel expenses accounted for 36.1% of our total operating expenses in 2012, as compared to 36.9% in 2011. We implemented a policy of transforming business tax to value-added tax in 2012. If calculated in line with the business tax, aviation fuel costs for 2012 were increased by 9.5% from 2011 and the impact of the increase in the jet fuel price on aviation fuel expenditures was approximately RMB671 million. The increase in aviation fuel consumption resulted in an increase in aviation fuel expenditures of approximately RMB2,111 million.

Changes in fair value of financial derivatives decreased from a gain of RMB87 million in 2011 to a gain of RMB25 million in 2012. The difference was mainly due to the decrease in gains arising from fair value movement of crude oil option contracts, which was resulted from a decrease in the notional amount of unsettled crude oil option. In 2012, the net gain on change in fair value of crude oil option contracts (inclusive of cash outflow upon settlement) was approximately RMB9 million. In 2012, the fair value movements of financial derivatives charged to the statements of profit or loss accounted for 0.03% of our total operating expenses.Take-off and landing charges, which accounted for 11.0% of our total operating expenses in 2012, increased by 8.6%, from RMB8,350 million in 2011 to RMB9,066 million in 2012, primarily due to an increase in the number of take-off and landings, as well as an increase in average unit price of take-off and landing charges.

Depreciation and amortization increased by 8.5%, from RMB6,966 in 2011 to RMB7,557 million in 2012, primarily due to the addition of new aircraft and engines by the Group in 2012, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits, which accounted for 14.87% of our total operating expenses in 2012, increased by 18.0%, from RMB10,426 million in 2011 to RMB12,303 million in 2012, primarily due to an increase in the number of staff and the increase in hours flown.

Aircraft maintenance expenses, which accounted for 5.6% of our total operating expenses in 2012, increased by 0.6%, from RMB4,407 million in 2011 to RMB4,433 million in 2012, primarily due to an increase in the number of aircraft held through operating leases in 2012.

Food and beverage expenses increased by 0.5% from RMB2,022 million in 2011 to RMB2,032 million in 2012, primarily due to an increase in the number of passengers.

Aircraft operating lease expenses increased by 7.5%, from RMB4,128 million in 2011 to RMB4,438 million in 2012, primarily due to an increase in the number of aircraft that we operate under operating leases.

Other operating lease rentals increased by 23.8%, from RMB492 million in 2011 to RMB 609 million in 2012, primarily due to an increase in the leases for warehouses and VIP lounges at airports.

Selling and marketing expenses, which accounted for 4.7% of our total operating expenses in 2012, decreased by 0.33%, from RMB3,740 million in 2011 to RMB3,727 million in 2012.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 7.0%, from RMB1,321 million in 2011 to RMB1,414 million in 2012, primarily due to an increase in our miles flown in 2012.

Ground services and other expenses increased by 0.9%, from RMB3,274 million in 2011 to RMB3,305 million in 2012.

Other operating expenses, comprising impairment charges and reversals and indirect operating expenses decreased by 19.6%, from RMB4,981 million in 2012 to RMB4,003 million in 2012, primarily because the impairment charge/ (reversal)for assets from a loss of RMB638 million in 2011 to a reversal of RMB13 million in 2012.

Other Operating Income

Our other operating income and other gains were primarily generated from government subsidies. The total amount of our other operating income and other gains increased from RMB1,109 million in 2011 to RMB1,833 million in 2012, primarily due to an increase in government subsidy income in 2012. Other government subsidies represent subsidies granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities to encourage our Company to operate certain routes to cities where these municipalities are located.

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

Profit attributable to the equity shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company decreased to RMB3,072 million in 2012, or 34.1%, as compared to a net profit of RMB4,661 million in 2011.

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

As of December 31, 2011, 2012 and 2013, we had RMB3,861 million, RMB2,512 million and RMB1,995 million, respectively, in cash and cash equivalents; RMB41,775 million, RMB45,736 million and RMB50,600 million, respectively, in outstanding borrowings; and RMB2,894 million, RMB1,726 million RMB383 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

As of December 31, 2013, our accumulated losses amounted to approximately RMB2,595 million. In addition, our current liabilities exceeded our current assets by approximately RMB40,472 million. As a consequence, our Directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2013, we had total credit facilities of RMB43.5 billion from various banks, of which RMB37.6 billion are not utilized. See the discussion below under "– Working Capital and Liabilities".

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

Cash Flows from Operating Activities

In 2013, we generated a net cash inflow from operating activities of RMB10,806 million as a result of cash generated from operations of RMB11,120 million less income tax we paid in 2013. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB11,488 million and negative changes in working capital of RMB367 million. The operating profit before working capital changes of RMB11,488 million was a result of the profit before income tax of RMB2,217 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB8,174 million, (ii) interest expenses of RMB1,549 million, (iii) consumption of flight equipment spare parts of RMB787 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB872 million and partly offset by net foreign exchange gains of RMB1,976 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB2,028 million; (ii) flight equipment and spare parts of RMB984 million, (iii) trade receivables of RMB557 million, and (iv) provision for return condition checks for aircraft and engines under operating leases of RMB453 million. These negative changes were partly offset by (i) restricted bank deposits and short-term bank deposits of RMB1,343 million, and (ii) other payables and accrued expenses of RMB1,539 million.

In 2012, we generated a net cash inflow from operating activities of RMB12,617 million as a result of cash generated from operations of RMB12,823 million less income tax we paid in 2012. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,894 million and negative changes in working capital of RMB1,071 million. The operating profit before working capital changes of RMB13,770 million was a result of the profit before income tax of RMB3,136 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB7,509 million, (ii) interest expenses of RMB1,697 million, (iii) consumption of flight equipment spare parts of RMB747 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB793 million and partly offset by interest income of RMB201 million. Negative changes in working capital mainly consisted of (i) an increase in flight equipment and spare parts of RMB1,176 million, (ii) a decrease in trade payables and notes payables of RMB428 million, (iii) a decrease in other long-term liabilities of RMB384 million and (iv) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB293 million. These negative changes were partly offset by (i) an increase in restricted bank deposits and short-term bank deposits of RMB1,168 million, and (ii) an increase in trade payables and notes payables of RMB388 million.

In 2011, we generated a net cash inflow from operating activities of RMB13,623 million as a result of cash generated from operations of RMB13,781 million less income tax we paid in 2011. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB13,842 million and changes in working capital of RMB219 million. The operating profit before working capital changes of RMB13,842 million was a result of the profit before income tax of RMB4,931 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB6,912 million, (ii) interest expenses of RMB1,463 million, (iii) consumption of flight equipment spare parts of RMB 740 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB695 million and (v) impairment loss of RMB638 million, partly offset by net foreign exchange gains of RMB1,872 million. Changes in working capital mainly consisted of (i) an increase in other payables and accrued expenses of RMB1,681 million, (ii) an increase in prepayments, deposits and other receivables of RMB1,605 million and (iii) an increase in sales in advance of carriage of RMB620 million. These negative changes were partly offset by (i) a decrease in trade payables and notes payables of RMB1,602 million, (ii) a decrease in flight equipment and spare parts of RMB1,023 million and (iii) a decrease in provision for return condition checks for aircraft and engines under operating leases of RMB317 million.

Cash Flows from Investing Activities

In 2013, our net cash outflow from investing activities was RMB17,028 million. Our net cash outflow for investing activities mainly consisted of (i) advance payments on acquisition of new aircraft of RMB17,261 million and (ii) additions of property, plant and equipment of RMB1,822 million. These cash outflows were partly offset by (i) proceeds of short-term deposits with original maturities over three months of RMB1,492 million, and (ii) proceeds from disposal of property, plant and equipment of RMB556 million.

In 2012, our net cash outflow from investing activities was RMB11,789 million. Our net cash outflow for investing activities mainly consisted of (i) advance payments on acquisition of new aircraft of RMB7,329 million and (ii) increased property, plant and equipment of RMB6,148 million, primarily due to the purchase of 31 aircraft in 2012. These cash outflows were partly offset by (i) proceeds of short-term deposits with original maturities over three months of RMB958 million, (ii) interest received on bank deposit of RMB216 million, and (iii) proceeds from disposal of assets classified as held for sale of RMB210 million.

In 2011, our net cash outflow from investing activities was RMB14,939 million. Our net cash outflow for investing activities mainly consisted of (i) additions of property, plant and equipment of RMB5,414 million, primarily due to the purchase of 24 aircraft in 2011, (ii) advance payments on acquisition of new aircraft of RMB8,180 million, and (iii) payment of short-term deposits with original maturity over three months of RMB1,963 million. These cash outflows were partly offset by (i) proceeds from disposal of non-current assets held for sale of RMB412 million and (ii) bank deposit interest received of RMB147 million.

Cash Flows from Financing Activities

In 2013, our net cash inflow from financing activities was RMB5,730 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB15,635 million, (ii) proceeds from draw down of long-term bank loans of RMB8,958 million, (iii) proceeds from issuance of long-term debentures and bonds of RMB6,985 million and (iv) proceeds from issuance of short-term debentures and bonds of RMB4,000 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB15,635 million, (ii) repayments of long-term bank loans of RMB9,792 million, and (iii) repayments of short-term debts of RMB4,000 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2013, our current liabilities exceeded our current assets by RMB40,472 million. In comparison, our current liabilities exceeded our current assets by RMB35,948 million as of December 31, 2012. The increase in our current liabilities in 2013 was primarily due to the increase in the current portion of provision for return condition checks for aircraft under operating leases. The decrease in our current assets in 2013 was primarily due to a decrease in restricted bank deposits and short-term bank deposits. Short-term loans outstanding totaled RMB22,640 million and RMB23,285 million as of December 31, 2012 and 2013, respectively. Long-term outstanding bank loans totaled RMB23,096 million and RMB27,315 million as of December 31, 2012 and 2013, respectively.

As of December 31, 2013, our long-term debt to equity ratio was 1.27 to 1. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2012 and 2013 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31,
	2012	2013
	(RMB in millions)
Secured bank loans	18,393	14,862
Unsecured bank loans	27,343	35,738
Total	45,736	50,600

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2012 and 2013 was as follows:

	As of December 31,
	2012	2013
	(RMB in millions)
Within one year	22,640	23,285
In the second year	7,273	6,606
In the third to fifth year inclusive	7,905	9,952
After the fifth year	7,918	10,757
Total	45,736	50,600

As of December 31, 2013, our interest rates relating to short-term borrowings ranged from 1.69% to 4.80%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 3.875% to 6.40%. Our bank loans are denominated in Renminbi and U.S. dollars. As of December 31, 2013, our total bank loans denominated in Renminbi amounted to RMB15,386 million, while our total bank loans denominated in U.S. dollars amounted to USD5,776 million. On March 6, 2014, our wholly-owned subsidiary Eastern Air Overseas (Hong Kong) Corporation Limited issued offshore CNY-denominated bonds in an amount of CNY2.5 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. Our Company guaranteed the bond issue. See Note 33 to the consolidated financial statements for more information on our borrowings.

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

Capital Expenditures

As of December 31, 2013, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB140,640 million, including RMB44,673 million in 2014 and RMB50,179 million in 2015, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2013:

	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
Long-Term Debt (1)	38,676	11,360	6,606	9,952	10,758
Capital Leases (2)	23,135	2,980	2,965	8,651	8,539
Operating Leases (3)	25,183	4,477	3,880	9,066	7,760
Unconditional Purchase Obligations (4)	140,640	44,673	50,179	45,788	-
Other Long-term Obligations (5)(6)	2,402	-	-	-	-
Post-retirement Benefit Obligations (5)	5,615	-	-	-	-
Deferred Tax Liabilities (5)	30	-	-	-	-
Short-term Bank Loans (7)	11,925	11,925	-	-	-
Interest Obligations	4,723	1,212	887	1,851	773
Under Finance Leases	2,394	466	410	1,101	417
Under Bank Loans	2,329	746	477	750	356
Fixed Rate	30	26	3	1	-
Variable Rate (8)	2,299	720	474	749	356
Total	252,329	76,627	64,517	75,308	27,830

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group's frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2013, the weighted average interest rate of our short-term bank loans was 2.36% per annum (2012: 5.0%).

(8)	For our variable rate loans, interest rates range from six month LIBOR + 0.05% to six months LIBOR + 5.3%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2013. A 25 basis points increase in the interest rate would increase interest expenses by RMB266 million.

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities		Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)
Lines of Credit	37,564	464	20,500	16,600	-
Standby Letters of Credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Total	37,564	464	20,500	16,600	-

Taxation

We had carried forward tax losses of approximately RMB5,239 million as of December 31, 2013, which can be used to set off against future taxable income between 2014 and 2018.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China's EIT Law, which was approved by the National People's Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2013, the corporate income tax rate applicable to the Company and these subsidiaries was 25%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2013 is insignificant and the change in tax rate had no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%, other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has been experiencing increasing levels of inflation. According to the National Bureau of Statistics of China, China's overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

New Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2 to our audited consolidated financial statements.

G.	Safe Harbor

See the section headed "Cautionary Statement With Respect To Forward-Looking Statements".

Item 6.         Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Age	SharesOwned	Position
Liu Shaoyong	55	-	Chairman of the Board of Directors
Ma Xulun	50	-	President and Vice Chairman
Xu Zhao	45	-	Director
Gu Jiadan	58	-	Director
Li Yangmin	51	3,960 A Shares	Director and Vice President
Tang Bing	47	-	Director and Vice President
Sandy Ke-Yaw Liu	66	-	Independent Non-executive Director
Ji Weidong	57	-	Independent Non-executive Director
Shao Ruiqing*	57	-	Independent Non-executive Director
Li Ruoshan	65	-	Independent Non-executive Director
Ma Weihua	66	-	Independent Non-executive Director
Yu Faming	60	-	Chairman of the Supervisory Committee
Xi Sheng	51		Supervisor
Ba Shengji	56	-	Supervisor
Feng Jinxiong	52	-	Supervisor
Yan Taisheng	60	-	Supervisor
Wu Yongliang	51	3,696 A Shares	Vice President and Chief Financial Officer
Tian Liuwen	55	-	Vice President
Feng Liang	50	-	Vice President
Sun Youwen	54	83,531 A Shares	Vice President
Wang Jian	41	-	Board Secretary and Joint Company Secretary

*            Mr. Shao Ruiqing has applied for resignation from his duties as an independent non-executive Director, the chairman and a committee member of the audit and risk management committee and a committee member of the planning and development committee of the Board, with effect upon the election of a new committee member and the new chairman of the audit and risk management committee by our Company.

Directors

Mr. LIU Shaoyong is currently the Chairman of the Company and president and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China's Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. MA Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr Ma is also currently the Deputy Director- General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master's degree and is a certified accountant.

Mr. XU Zhao is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was an independent non-executive director of Yingde Gases Group Company Limited (a company listed on the Hong Kong Stock Exchange) from September 2009 to December 2013. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master's degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. GU Jiadan is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd. From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd.. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd.. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master's degree and is a senior economist.

Mr. LI Yangmin is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Party Secretary and Director of the Company with effect from June 2011. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master's degrees and obtained an Executive Master of Business Administration (EMBA) degree from Fudan University. He is also a qualified senior engineer.

Mr. TANG Bing is currently a Director, Vice President of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of MTU Maintenance Zhuhai Co., Ltd., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration (MBA) degree from the Administration Institute of Sun Yat-sen University, an EMBA degree from the School of Economics and Management of Tsinghua University and a doctoral degree in National Economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Sandy Ke-Yaw LIU is currently an Independent Non-executive Director of the Company. Mr. Sandy Ke-Yaw Liu joined the civil aviation industry in Taiwan in 1969, and served in China Airlines in various capacities, including airport manager in Honolulu International Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service and Taiwan Taoyuan International Airport Service Company, as well as chairman of Taiwan Air Cargo Terminal. He served as the chief operating officer for the Asia region of Hong Kong International Logistics Company. Mr. Liu has served as an Independent Non-executive Director of our Company since June 2009. He graduated from Taiwan Shih Hsin University and attended advanced study programs at Stanford University in 1990 and 1993.

Mr. JI Weidong is currently an Independent Non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji has served as an Independent Nonexecutive Director of our Company since March 2010. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his Master and Doctoral Degrees in Law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. SHAO Ruiqing is currently an Independent Non-executive Director of the Company. Mr. Shao was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. He served as deputy dean at Shanghai Lixin University of Commerce since March 2004, and was also a professor in accounting and mentor to doctoral students. From June 2007 to August 2011, Mr. Shao served as an external supervisor of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Shao served as an independent non-executive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) from June 2008 to May 2012. Mr. Shao has served as an Independent Non-executive Director of our Company since June 2010. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a Bachelor Degree in Economics, and Master and Doctoral Degrees in Management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. LI Ruoshan is currently an Independent Non-executive Director of our Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange, a consultant professional of the Committee for Accounting Standards of the Ministry of Finance and an independent director of each of Industrial Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange) and Xi’an Shaangu Power Co. Ltd. (a company listed on the Shanghai Stock Exchange). Mr. Li served as an independent director of each of China Pacific Insurance (Group) Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) and Guangbo Group Co. Ltd. (a company listed on the Shenzhen Stock Exchange). Mr. Li has served as an Independent Non-executive Director of our Company since June 2013. In 2010, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in Accounting and obtained a Doctoral Degree in Auditing. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. MA Weihua is currently an Independent Non-executive Director of our Company. Mr. Ma was an executive director, president and chief executive officer of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange), the chairman of CIGNA & CMC Life Insurance Co., Ltd. and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the vice chairman of China Chamber of International Commerce, the executive deputy chairman of China Enterprise Directors Association, a member of the Standing Council of China Society for Finance and Banking, a director of Shenzhen Soft Science Development Foundation, an independent director of each of China Petroleum & Chemical Corporation (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange), Winox Holdings Limited (a company listed on the Hong Kong Stock Exchange) and China Resources Land Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Ma has served as an Independent Non-executive Director of our Company since October 2013. Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the "Supervisory Committee"), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. The Supervisory Committee consists of five supervisors.

Mr. YU Faming is currently the Chairman of the Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labor and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labor of the PRC, deputy head of the Labor Science Research Institute of the Ministry of Labor of the PRC, deputy head and head of the Labor Science Research Institute of the Ministry of Labor Protection of the PRC and head of the Training and Employment Department of the Ministry of Labor Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. XI Sheng is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009 and a Supervisor of our Company since June 2012. Mr. Xi is also the council member of China Institute of Internal Audit, the vice chairman of Shanghai Institute of Internal Auditors, a member of International Institute of Internal Auditors and a committee member of international relations committee of the institute. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. BA Shengji is currently a Supervisor of our Company and the chairman of the labor union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department and the chief officer of the auditing office of our Company, chief officer of the auditing office, head of the audit department, chief officer of disciplinary committee office, head of supervision department and deputy head of party disciplinary inspection group of CEA Holding. He was the secretary of the disciplinary committee of our Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labor union of our Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of our Company from November 2011 to August 2013. He has served as the chairman of the labor union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. FENG Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company and a deputy general manager of the Audit Department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of CES Finance Holding Co. Ltd, and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master's degree.

Mr. YAN Taisheng is currently a Supervisor and the vice vhairman of the labor union of our Company. Mr. Yan joined the civil aviation industry in 1973, and served as chief of the board secretariat of the general office of the Company, general manager of Shanghai Civil Aviation Dong Da Industry Company and deputy head and head of the general office of the labor union of the Company. He has been the vice chairman of the labor union of the Company since 2005. He served as a Supervisor since March 2009. Mr. Yan graduated from East China Normal University.

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

Mr. TIAN Liuwen is currently a Vice President of the Company. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the Head of the General Manager Office and Chairman of the Labor Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the Vice President and subsequently President of the Hebei Branch of the Company. From April 2005 to January 2008, he was President of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company, since January 2008. From December 2011 to June 2013, he served as the general manager of Shanghai Airlines; and from January 2012 to December 2013, he was a director of Shanghai Airlines. Since December 2011, he has been Vice President of the Company and president of Shanghai Airlines. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

Mr. FENG Liang is currently a Vice President, the Chief Engineer and the Chief Security Officer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established. He has served as the Chief Engineer of the Company since August 2010, the Chief Security Officer of the Company since December 2012 and the Vice President of the Company since August 2013. Mr. Feng was graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiaotong University. He is also a senior engineer.

Mr. SUN Youwen is currently the Vice President of the Company, the chief pilot and the general manager of the shanghai flight division of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the shanghai flight division of the Company. He served as the vice president of China Eastern Airlines Jiangsu Corporation Limited from April 2007 to November 2009 and the general manager of the shanghai flight division of the Company from December 2009 to April 2012. He has been appointed as the chief pilot of the Company and the general manager of the shanghai flight division of the Company since April 2012 and has served as the Vice President of the Company since March 2014. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China, majored in aircraft driving and obtained an Executive Master of Business Administration (EMBA) degree from the Institute of Management of Fudan University.

Mr. WANG Jian is currently the Board Secretary, the Head of the Board secretariat of the Company, Joint Company Secretary and Authorised Representative of the Company. Mr. Wang joined the Company in 1995 and served as Deputy Head of the Company's office and Deputy General Manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. Since May 2009, he has served as the Head of the Board secretariat of the Company. He was a representative of the Company's Securities affairs from May 2009 to April 2012. He was appointed as the Board Secretary, Joint Company Secretary and Authorised Representative of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA postgraduate degree from East China University of Science and Technology and an EMBA degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

B.           Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2013 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB7.3 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2013 are as follows:

Name and Principal Position	Total
RMB'000
Directors
Liu Shaoyong*	-
Ma Xulun	713.0
Xu Zhao*	-
Gu Jiadan*	-
Li Yangmin	638.6
Tang Bing	603.9
Luo Zhuping***	391.4
Independent non-executive Directors
Wu Xiaogen***	-
Ji Weidong	120.0
Shao Ruiqing	120.0
Sandy Ke-Yaw Liu	120.0
Li Ruoshan**	60.0
Ma Weihua**	30.0
Supervisors
Yu Faming*	-
Xi Sheng*	-
Liu Jiashun	-
Feng Jinxiong	421.9
Yan Taisheng	384.3
Ba Shengji**	324.8
Senior Management
Shu Mingjiang****	1149.1
Wu Yongliang	640.9
Tian Liuwen	641.7
Feng Liang**	360.5
Wang Jian	538.9
Total	7,259.0

*	Certain Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	These directors, supervisors and senior management of the Company were newly appointed during the year ended December 31, 2013.

***	Mr. Luo Zhuping and Mr. Wu Xiaogen were the directors of the Company before June 26, 2013.

****	Mr. Shu Mingjiang was the senior management of the Company before March 24, 2014. He is a polit and his remuneration includes air crewman packages.

During the year ended December 31, 2013, no Directors or supervisors waived their compensation.

C.	Board Practices

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

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 26, 2013	June 26, 2016
Ma Xulun	Vice Chairman	June 26, 2013	June 26, 2016
	President	June 26, 2013	June 26, 2016

Name	Position	Held Position Since	Expiration of Term
Xu Zhao	Director	June 26, 2013	June 26, 2016
Gu Jiadan	Director	June 26, 2013	June 26, 2016
Li Yangmin	Director	June 26, 2013	June 26, 2016
	Vice President	June 26, 2013	June 26, 2016
Tang Bing	Director	June 26, 2013	June 26, 2016
	Vice President	June 26, 2013	June 26, 2016
Sandy Ke-Yaw Liu	Independent non-executive Director	June 26, 2013	June 26, 2016
Ji Weidong	Independent non-executive Director	June 26, 2013	June 26, 2016
Shao Ruiqing	Independent non-executive Director	June 26, 2013	June 26, 2016
Li Ruoshan	Independent non-executive Director	June 26, 2013	June 26, 2016
Ma Weihua	Independent non-executive Director	October 29, 2013	June 26, 2016
Yu Faming	Chairman of the Supervisory Committee	June 26, 2013	June 26, 2016
Xi Sheng	Supervisor	June 26, 2013	June 26, 2016
Ba Shengji	Supervisor	June 26, 2013	June 26, 2016
Feng Jinxiong	Supervisor	June 26, 2013	June 26, 2016
Yan Taisheng	Supervisor	June 26, 2013	June 26, 2016
Wu Yongliang	Vice President	June 26, 2013	June 26, 2016
	Chief Financial Officer	June 26, 2013	June 26, 2016
Tian Liuwen	Vice President	June 26, 2013	June 26, 2016
Feng Liang	Vice President	August 27, 2013	June 26, 2016
Sun Youwen	Vice President	March 24, 2014	June 26, 2016
Wang Jian	Board Secretary and Joint Company Secretary	June 26, 2013	June 26, 2016
Ngai Wai Fung	Joint Company Secretary	June 26, 2013	June 26, 2016

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. On June 26, 2013, our Board of Directors approved the appointment of Mr. Shao Ruiqing, Mr. Ji Weidong and Mr. Li Ruoshan as the members of the Audit and Risk Management Committee and Mr. Shao Ruiqing was appointed as the chairman of the Audit and Risk Management Committee. All of the members of the audit and risk management committee are independent non-executive directors. Our audit and risk management committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. On April 2, 2014, Mr. Shao Ruiqing applied for resignation from his duties as the chairman and a committee member of the Audit and Risk Management Committee. The resignation of Mr. Shao will take effect upon the election of a new member and chairman of the Audit and Risk Management Committee by our Company.

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders' meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held seven meetings in 2013.

Nominations and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the "Remuneration and Appraisal Committee"), and Mr. Zhou Ruijin was elected as the chairman of the Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nominations Committee of our Company and the Remuneration and Appraisal Committee to form the Nominations and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nominations and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nominations and Remuneration Committee. On April 27, 2012, we amended the Detailed Working Rules for the Nominations and Remuneration Committee, with retroactive effect from April 1, 2012. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. See the announcement furnished to the SEC on Form 6-K dated April 27, 2012. On June 26, 2013, our Board of Directors approved that Mr. Liu Shaoyong, the Chairman, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong, the independent non-executive Directors be appointed as the members of the Nominations and Remuneration Committee, and Mr. Liu Shaoyong be appointed as the chairman of the Nominations and Remuneration Committee.

The Nominations and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders' meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nominations and Remuneration Committee, the Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of the Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009. The Nominations and Remuneration Committee held six meetings in 2013.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

The three members of the Planning and Development Committee are Mr. Li Yangmin, Mr. Tang Bing and Mr. Shao Ruiqing. Mr. Li Yangmin is the Chairman of the committee. On April 2, 2014, Mr. Shao Ruiqing applied for resignation from his duties as a committee member of the Planning and Development Committee. The resignation of Mr. Shao will take effect upon the election of a new member and chairman of the Planning and Development Committee by our Company.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held nine meetings in 2013.

Aviation Safety and Environment Committee

The three members of the Aviation Safety and Environment Committee are Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Li Yangmin. Mr. Ma Xulun is the Chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under our Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held one meeting in 2013.

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

The table below sets forth the number of our employees as of December 31, 2011, 2012 and 2013, respectively:

	As of December 31,
	2011	2012	2013
Pilots	4,601	5,562	5,841
Flight attendants and other aircrew staff	7,327	10,114	11,201
Maintenance personnel	10,635	12,698	10,933
Sales and marketing	4,183	3,960	3,573
Operation control(1)	-	2,461	2,097
Information technology(1)	-	502	645
Management	6,291	5,462	4,090
Ground Services and others	26,835	25,448	30,494
Total	59,872	66,207	68,874

Notes:

(1)         We did not have such categories of employees in 2011. Our maintenance personnel in 2011 included operation control and information technology staff.

E.	Share Ownership

See Item 6.A and Item 6.B above.

In 2012, we implemented an H shares appreciation rights scheme, under which H shares appreciation rights were granted to the Directors and senior management on November 30, 2012 at an exercise price of HK$2.67. The H share appreciation rights granted under this scheme are valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal instalments within three years after the expiration of the lock-up period. For details, please refer to the our announcements in the 6-K filed with the SEC dated August 29, 2012, October 19, 2012, November 9, 2012 and November 30, 2012.

There was no granting or exercise of rights under the H shares appreciation rights of our Company during 2013.

Item 7.          Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2013 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (%)	Percent of Total Shares (%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	65.21	43.63
H Shares	CEA Holding (2)	2,626,240,000	62.63	20.72
H Shares	HKSCC Nominees Limited (3)	4,178,383,298	99.65	32.97

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at December 31, 2013:

(1)	Among such A shares, 5,072,922,927 A shares were directly held by CEA Holding and 457,317,073 A shares were directly held by CES Finance, which in turn was 100% held by CEA Holding.

(2)	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

(3)	Among the 4,178,383,298 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.85% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

As of December 31, 2013, CEA Holding directly or indirectly held 64.4% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2013, there were 4,193,190,000 H Shares issued and outstanding. As of December 31, 2013 and April 20, 2014, there were, respectively, 42 and 42 registered holders of American depositary receipts evidencing 1,328,634 and 1,540,414 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of China State-owned Assets Supervision and Administration Commission, or SASAC. CEA Holding's shareholding in our Company is in the form of ordinary domestic shares, through which it, under the supervision of the SASAC, enjoys shareholders' rights and benefits on behalf of the PRC government.

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

Eastern Aviation Import and Export Corporation (" EAIEC"), a 55% owned subsidiary of CEA Holding

Import and Export Agency Services

On October 15, 2010, we entered into an agreement relating to the renewal of the existing import and export agency agreement with the with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide us with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in our daily airlines operations and civil aviation business. The Import and Export Agency Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing import and export agency agreement with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide the Group with agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group. The Import and Export Agency Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

For the year ended December 31, 2013, we paid handling charges to EAIEC of approximately RMB105.3 million. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 46(b) to our audited consolidated financial statements for more details.

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

Eastern Aviation Advertising Service Co., Ltd. (" Eastern Aviation Advertising"), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On April 29, 2008, we entered into an agreement to renew our agreement entered into with Eastern Aviation Advertising dated May 12, 2005 regarding the provision of advertising services on substantially the same terms, for an additional term of three years commencing from July 1, 2008. On October 15, 2010, we entered into an agreement relating to the renewal of the existing Advertising Services Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will, from time to time, provide us with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The advertising services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2013, we paid to Eastern Aviation Advertising approximately RMB10.1 million for advertising services.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing advertising services agreement with the Eastern Aviation Advertising on substantially the same terms, pursuant to which the Eastern Aviation Advertising and its subsidiaries will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry. The Advertising Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

Media Resources Agreement and Agreement with CES Media

On March 24, 2010, our Company and Eastern Aviation Advertising, which is 55% owned by CEA Holding, entered into an exclusive media resources agreement in which we granted Eastern Aviation Advertising the exclusive rights to operate the media resources of the Company. Pursuant to the agreement, Eastern Aviation Advertising will have the exclusive rights to: (i) distribute in-flight reading materials; (ii) operate aircraft cabin-based, in-flight and facilities advertising; and (iii) purchase in-flight entertainment programming from third parties or to self-produce such programming. The term of this agreement is for three years, commencing March 24, 2010, with the relevant terms to increase the fees payable to the Company in accordance with the expansion of the Company's aircraft fleet.

On October 15, 2010, we entered into an agreement relating to the renewal of the existing Media Resources Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which we agreed to grant Eastern Aviation Advertising and its subsidiaries exclusive rights to operate our media resources. The Media Resources Renewal Agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2013, Eastern Aviation Advertising paid approximately RMB14.9 million for media royalty fee.

On September 27, 2013, we entered into an agreement with CES Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CES Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company.

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

China Eastern Air Catering Investment Co., Ltd. ("CEA Catering"), a 55% owned subsidiary of CEA Holding with the remaining 45% by our Company

Catering Service Agreements

On May 12, 2005, our Company entered into certain catering service agreements with a number of subsidiaries of CEA Catering (including Shanghai Eastern Air Catering Co., Ltd.) regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company's daily airline operations and civil aviation business.

On April 29, 2008, we entered into a service agreement with CEA Catering in substantially the same terms to supersede our agreements dated May 12, 2005. The agreement, regarding the provision of in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in our Company's daily airline operations and civil aviation business, was for a term of three years commencing from July 1, 2008.

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing catering services agreement with the CEA Catering on substantially the same terms pursuant to which CEA Catering and the subsidiaries of CEA Catering will from time to time provide our Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of our Group. CEA Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate its operation needs. The catering services renewal agreement will be effective for a term of three years, commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2013, we paid approximately RMB919.1 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing catering services agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs. The Catering Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on 29 October 2013 and will be effective for a term of three years, commencing from January 1, 2014 to December 31, 2016.

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

Eastern Air Group Finance Co., Ltd., ("Eastern Finance"), a 53.75% owned subsidiary of CEA Holding

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing financial services agreement with the Eastern Finance, pursuant to which the Eastern Finance and its subsidiaries will from time to time provide us with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "other financial services" is not limited and different services may be provided to us as and when they are needed). The financial services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On January 16, 2013, the Company entered into a supplemental agreement with Eastern Finance to further regulate the balances of the our deposits and loans with the Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated October 15, 2010 remains unchanged. For details, please refer to the our announcement in the 6-K filed with the SEC dated January 16, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance and CES Finance, pursuant to which Eastern Finance and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed). The Financial Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on October 29, 2013 and will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

As of December 31, 2013, we had deposits amounting to RMB620.4 million placed with Eastern Finance, which paid interest to us at 0.39% per annum. In addition, as of December 31, 2013, our Company had loans of RMB1,586.1 million from Eastern Finance. During the year ended December 31, 2013, the weighted average interest rate on the loan was 4.67% per annum.

CEA Development Co. ("CEA Development"), a 95% owned subsidiary of CEA Holding

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

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development Co. pursuant to which CEA Development Co. and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company's automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. For the year ended December 31, 2013, production and maintenance services fees paid to CEA Development Entity amounted were approximately RMB142.6 million.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing maintenance and repair services agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide certain services to us, including: (a) maintenance and repair services to our aeroplanes and automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (d) aircraft on-board supplies; and (e) warehousing management (the “Maintenance and Repair Services Renewal Agreement”). The Maintenance and Repair Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

Great Wall Airlines, a non-wholly owned subsidiary of CEA Holding

On December 20, 2010, China Cargo Airlines, a subsidiary of our Company, as purchaser, and Great Wall Airlines, as vendor, entered into a purchase agreement for the acquisition of the assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386.9 million (subject to adjustments). The acquisition obtained the approval from CAAC, NDRC and MOFCOM, and was completed on June 1, 2011. The acquisition is to align with the development strategy of our Company and enhances China Cargo Airlines' capability for sustainable development, while avoiding horizontal competition.

Shanghai Eastern Airlines Investment Co., Ltd. ("Shanghai Eastern Investment"), a wholly-owned subsidiary of CEA Holding

On November 4, 2011, our Company entered into an agreement with Shanghai Eastern Investment, pursuant to which Shanghai Eastern Investment acquired 5% of the entire issued share capital of CEA Real Estate Investment Co., Ltd. ("CEA Real Estate"), an entity held by our Company, for a consideration of RMB100.7 million. The terms and conditions of the transaction were agreed to after arm's length negotiations between the parties. The transaction was conducted in accordance to the requirements of the relevant laws and regulations of the PRC and the relevant requirements of the China Securities Regulatory Commission. We believe this transaction will not only lower the risks of our external investments but will also allow us to focus more on our core aviation business and related businesses. For the year ended December 31, 2012, we received approximately RMB93,7 million from Shanghai Eastern Investment for the disposal of 5% of the entire share capital of CEA Real Estate.

Shanghai Dongmei Aviation Tourism Co., Ltd. ("Shanghai Dongmei"), a 72.84% owned subsidiary of CEA Holding

On May 12, 2005, our Company entered into certain sales agency services agreements with several subsidiaries of CEA Holding regarding the sales of our air tickets by such subsidiaries of CEA Holding as our sales agents and the provision of complementary services for a term of three years commencing from July 1, 2005. The agreement is subject to renewal. Under such agreements, the sales agents charge commissions at rates with reference to those prescribed by the CAAC and the International Aviation Transportation Association, as determined following arm's length negotiations. Such commissions are payable monthly in arrears. The parties will perform an annual review of the then prevailing commission rate before December 31 of each calendar year, and agree on any required adjustments to such commission rate in respect of the next calendar year.

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

On December 27, 2012, Shanghai Airlines Tours, International (Group) Co., Ltd. ("Shanghai Tours"), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Eastern Air Tourism Investment Group Co., Ltd ("Eastern Tourism") and Shanghai Dongmei Aviation Travel Co., Ltd ("Shanghai Dongmei"), pursuant to which Shanghai Tours agreed to acquire the entired equity interests in Xi'an Dongmei Aviation Travel Co., Ltd ("Xi'an Dongmei") from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the "Xi'an Dongmei Acquisition").

On December 27, 2012, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Tours agreed to acquire the entired equity interests of Kunming Dongmei Aviation Travel Co., Ltd ("Kunming Dongmei") from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the "Kunming Dongmei Acquisition"). For the year ended December 31, 2012, we paid to Shanghai Dongmei, Kunming Dongmei and Xi'an Dongmei an aggregate amount of approximately RMB19.8 million of commissions for the agency services of air tickets sales.

On January 10, 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of Eastern Travel from Eastern Tourism in consideration of RMB11,876,200 in total (the "Eastern Travel Acquisition"). Based on the valuation prices, we paid RMB13.9 million for the Eastern Travel Acquisition for the year ended December 31, 2012.

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules. Therefore, each of the Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition is to reorganize and intergrade the tourism business of the Group. For details, please refer to the announcements in the 6-K filed with the SEC dated January 10, 2013.

Shanghai Aviation Import & Export Com. Ltd. ("SA Import & Export"), which is indirectly held as to 55% by CEA Holding and 45% by our Company

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

The main purpose of the acquisition was to resolve the issue of intra-group competition. The acquisition is not expected to have a material impact on our normal operations and financial condition. The terms and conditions of the acquisition are agreed after arm's length negotiations between the parties.

Property Leases

Our Company and EA Group had entered into an office lease agreement dated January 7, 1997 in respect of office premises located at Kong Gang San Road, Number 92, Shanghai, China. The lease term is one year and renewable by the parties, subject to mutual agreement with respect to rental terms. The total rental payment is approximately RMB158,342 per month. In addition, our Company and EA Group had entered into a staff dormitory lease agreement dated December 31, 1996, pursuant to which EA Group had agreed to enter into lease arrangements with our employees for dormitories in Shanghai, Anhui Province, Shandong Province and Jiangxi Province. The term of the lease and the rental payments are set in accordance with Chinese regulations and the rate prescribed by the Shanghai Municipal Government. CEA Holding has assumed EA Group's rights and liabilities under those lease agreements after its establishment.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to this property leasing renewal agreement, we leased from CEA Holding, for our use in daily business operations: (i) 33 land properties owned by CEA Northwest, covering an aggregate site area of approximately 692,539 square meters primarily located in Xi'an, Xianyang and Lanzhou, with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; (ii) seven land properties owned by CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square meters; (iii) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square meters located in Shijiazhuang; building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square meters located in Taiyuan; (iv) seven building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square meters located in Shanghai; (v) 29 guest rooms and two suites at the Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and (vi) other property facilities owned by CEA Holding and/or its subsidiaries that are leased to us from time to time for various operational needs. Under the property leasing agreement, we are required to pay annual rental payments to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The Property Leasing Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to the Property Leasing Renewal Agreement, the Company will lease from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

(a) a maximum of 36 land properties owned by CEA Northwest, covering an aggregate site area of approximately 713,632 square metres together with a total of 172 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 240,601 square metres;

(b) a maximum of 3 land properties owned by CEA Yunnan, covering an aggregate site area of approximately 43,258 square metres together with a total of 24 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 77,401 square metres;

(c) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square metres located in Shijiazhuang;

(d) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square metres located in Taiyuan;

(e) a total of 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square metres located in Shanghai;

(f) a total of 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(g) other property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business needs of the Company.

In addition to and on the terms and conditions to be further agreed, the Company shall lease some of the properties legally owned or leased by the Group to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding. The Property Leasing Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

For the year ended December 31, 2013, we paid a rental of RMB59.1 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2012, certain unsecured long-term bank loans of our Group with an aggregate amount of RMB95 million were guaranteed by CEA Holding. As of December 31, 2013, bank loans of our Group guaranteed by CEA Holding were nil. See Note 46(d) to our audited consolidated financial statements.

Subscription Agreements with CEA Holding, CES Global and CES Finance

On December 10, 2008, CEA Holding entered into an A Share Subscription Agreement (the "Original A Share Subscription Agreement") with our Company to subscribe for new A shares to be issued by our Company. Simultaneously with entering into the Original A Share Subscription Agreement, CES Global entered into an H Share Subscription Agreement with our Company (the "Original H Share Subscription Agreement") to subscribe for new H shares to be issued by our Company. Subsequently, the parties made amendments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on December 29, 2008, CEA Holding entered into a revised A Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new A shares in our Company at the subscription price of RMB3.87 per share with a total subscription price of approximately RMB5,563 million, and CES Global entered into a revised H Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new H shares in our Company at the subscription price of RMB1.00 per share with a total subscription price of approximately RMB1,437 million, respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly.

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

Both CES Finance and CES Global are wholly-owned subsidiaries of CEA Holding. The subscriptions will significantly enhance the capital structure and financial position of our Company by improving our financial position and leverage ratios, and thus strengthen the core competitiveness and risk-resistance capability of our Company. The terms and conditions of the Subscriptions are agreed after arm's length negotiations between the parties. For details, please refer to the announcement furnished to the SEC on Form 6-K dated September 24, 2012.

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

Upon the completion of the equity transfers under these connected transactions, Flight Training Company and Eastern Airlines Hotel will become wholly-owned subsidiaries of the Company. The Company will be able to direct and manage Flight Training Company and Eastern Airlines Hotel in a more flexible manner, so as to ensure that they better serve the Company's requirements by providing protection and services to the air crew and to endeavor to open up external markets.

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

Shanghai Eastern Airlines Logistics Co., Ltd. is principally engaged in the business of shipping agency, ground cargo handling, road freight transport (general freight), warehousing and property management. In order to integrate the freight transportation business of the Group, expand the business of air-ground transportation, and provide "end-to-end, door-to-door" service, we acquired the equity interests in Shanghai Eastern Airlines Logistics Co., Ltd. held by COSCO and China Cargo. After the completion of the acquisitions, Shanghai Eastern Airlines Logistics Co., Ltd. has become a wholly-owned subsidiary of the Company.

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

Item 8.          Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read "Item 18. Financial Statements" for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which was not determined. We had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. The family members of the 32 victims have reached a settlement with us and applied to the Beijing Second Intermediate People’s Court to withdraw their actions. On May 31, 2013, the Beijing Second Intermediate People’s Court accepted the withdrawal. The California Court in the US ruled to terminate the proceedings in the U.S. on October 24, 2013. Since then, all the local and overseas proceedings with respect to this case have been closed. The management of our Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of our Company. Save as disclosed above, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the fiscal years ended December 31, 2009, 2010, 2011, 2012 and 2013, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB17,797 million, RMB12,855 million, RMB8,039 million, RMB4,967 million and RMB2,595 million, respectively. The Directors expect the balance of accumulated losses will be carried forward to next year. Under PRC law, we cannot convert funds from the common reserve to increase our share capital during this period.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. BNYM, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the Company Law of the PRC and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by the People's Bank of China, or PBOC, on the date of the distribution of the cash dividend.

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

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 50 H Shares, have been issued by The Bank of New York Mellon ("BNYM") as the Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2013, there were 4,193,190,000 H Shares issued and outstanding. As of December 31, 2013 and April 20, 2014, there were, respectively, 42 and 42 registered holders of American depositary receipts evidencing 1,328,634 and 1,540,414, ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 8,481,078,860 domestic ordinary shares were also outstanding as of December 31, 2013.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2009 to April 21, 2014.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per HShare (HK$)		Price Per ADS (US$)
	High	Low	High	Low
2009	3.12	0.91	52.75	12.00
2010	5.38	2.53	58.79	23.10
2011	4.46	2.10	27.49	13.25
First Quarter 2011	4.46	2.88	27.49	18.53
Second Quarter 2011	3.79	2.84	24.15	18.21
Third Quarter 2011	4.09	2.46	25.92	15.00
Fourth Quarter 2011	3.39	2.10	21.67	13.25
2012	3.20	2.19	20.66	14.03
First Quarter 2012	3.13	2.51	19.88	16.00
Second Quarter 2012	2.73	2.19	17.70	14.03
Third Quarter 2012	2.75	2.29	17.86	14.70
Fourth Quarter 2012	3.20	2.36	20.66	15.16
January 2013	3.72	3.16	23.67	20.56
February 2013	3.65	3.14	23.25	20.15
March 2013	3.51	3.17	22.81	20.58
April 2013	3.46	3.10	22.14	19.78
May 2013	3.22	2.55	20.90	16.75
June 2013	2.55	2.24	16.52	14.76
July 2013	2.50	2.29	16.13	14.97
August 2013	2.60	2.33	16.78	15.11
September 2013	2.73	2.34	17.69	15.31
October 2013	2.82	2.47	18.29	15.96
November 2013	3.27	2.59	21.18	16.56
December 2013	3.19	2.79	20.26	18.09
January 2014	3.00	2.54	18.98	16.51
February 2014	3.04	2.42	19.60	16.02
March 2014	2.82	2.45	17.71	16.21
April 2014 (up to April 21, 2013)	2.74	2.46	17.61	16.06

B.	Plan of Distribution

Not applicable.

C.	Markets

Our H shares are listed for trading on the Hong Kong Stock Exchange (Code: 00670), our ADSs are listed for trading on the New York Stock Exchange under the symbol "CEA" and our A shares are listed for trading on the Shanghai Stock Exchange (Code: 600115).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on June 26, 2013, is attached as an exhibit to this Annual Report on Form 20-F.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the "Company Law of the People's Republic of China" (the "Company Law"), the "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share" (the "Special Regulations") and other relevant laws and regulations of the State. We were established by way of promotion with the approval under the document "Ti Gai Sheng" 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China's State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company's business license is: Qi Gu Hu Zong Zi No. 032138.

We were incorporated in the PRC for the purpose of providing the public with safe, punctual, comfortable, fast and convenient air transport services and other ancillary services, to enhance the cost-effectiveness of the services and to protect the lawful rights and interests of shareholders.

Board of Directors

The Board of Directors shall consist of eleven (11) directors, who are to be elected at the shareholders' general meeting and will hold a term of office for three (3) years. At least one-third of the members of the Board of Directors shall be independent directors. The Directors are not required to hold shares of our Company.

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

Our Articles do not contain any requirements for (i) the directors' power to vote compensation to themselves or any members of their body, in the absence of an independent quorum or (ii) the directors to retire by a specified age.

Description of the Shares

As of December 31, 2013, our share capital structure was as follows: 12,674,268,860 ordinary shares of which (a) 698,865,000 A shares subject to trading moratorium, which represented 5.5% of our share capital, were held by CEA Holding and CES Finance; (b) 7,782,213,860 A shares without trading moratorium, which represented 61.4% of our share capital, were issued to investors in China; (c) 698,865,000 H shares subject to trading moratorium, which represented 5.5% of our share capital, were issued to CES Global, a wholly owned subsidiary of CEA Holding; and (d) 3,494,325,000 H shares without trading moratorium, which represented 27.6% of our share capital.

Our ordinary shareholders shall enjoy the following rights:

(i)	the right to dividends and other distributions in proportion to the number of shares held;

(ii)	the right to attend or appoint a proxy to attend Shareholders' general meetings and to vote thereat;

(iii)	the right of supervisory management over the Company's business operations, and the right to present proposals or enquiries;

(iv)	the right to transfer shares in accordance with laws, administrative regulations and provisions of these Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

(1)	the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

(2)	the right to inspect and copy, subject to payment of a reasonable charge;

(vi)	all parts of the register of shareholders;

(vii)	personal particulars of each of the Company's directors, supervisors, general manager, deputy general managers and other senior administrative officers, including:

(1)	present name and alias and any former name or alias;

(2)	principal address (residence);

(3)	nationality;

(4)	primary and all other part-time occupations and duties;

(5)	identification documents and their relevant numbers;

(viii)	state of the Company's share capital;

(ix)	reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(x)	minutes of Shareholders' general meetings and the accountant's report,

(xi)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; or

(xii)	other rights conferred by laws, administrative regulations and these Articles of Association.

A shareholder (including a proxy), when voting at a Shareholders' general meeting, may exercise such voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote. Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions. To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. Our ordinary shareholders are entitled to the right to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription. Our Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

The Listing Agreement between us and the Hong Kong Stock Exchange further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the "Mandatory Provisions"). These sections include provisions relating to (i) varying the rights of existing classes of shares; (ii) voting rights; (iii) our power to purchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

Shareholders' Meetings

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(i)	where the number of Directors is less than the number of Directors required by the Company Law or two-thirds of the number of Directors specified in these Articles of Association;

(ii)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(iii)	where shareholder(s) holding 10 per cent or more of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; or

(iv)	when deemed necessary by the Board of Directors or as requested by the supervisory committee.

When we convene a shareholders' general meeting, written notice of the meeting shall be given forty five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to us twenty (20) days before the date of the meeting. When we convene a shareholders' annual general meeting, shareholders holding three per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and we shall place those matters in the proposed motions within the scope of functions and powers of the Shareholders' general meeting on the agenda.

Shareholders' Rights

Set forth below is certain information relating to the H Shares, including a brief summary of certain provisions of the Articles, and selected laws and regulations applicable to us.

Sources of Shareholders' Rights

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

In addition, for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Rules"), the Securities and Futures Ordinance of Hong Kong (the "SFO") and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

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

Merger and Acquisitions

In the event of the merger or division of our Company, a plan shall be presented by our Board of Directors and shall be approved in accordance with the procedures stipulated in our Articles of Association and then the relevant examining and approving formalities shall be processed as required by law. A shareholder who objects to the plan of merger or division shall have the right to demand that we or the shareholders who consent to the plan of merger or division acquire such dissenting shareholders' shareholding at a fair price. The contents of the resolution of merger or division of our Company shall be made into special documents for shareholders' inspection.

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

Article 89. Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 88, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of "interested shareholder(s)" as mentioned in the preceding paragraph is:

(i)	in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 30, a "controlling shareholder" within the meaning of Article 53;

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

Changes in Capital

Article 78(1) provides that any increase or reduction in share capital shall be resolved by a special resolution at a shareholders' general meeting.

Changes in Registered Capital

The Company may reduce its registered share capital. It shall do so in accordance with the Company Law, any other relevant regulatory provisions and the Articles of Association.

Recent Amendments to the Articles of Association

On February 2, 2010, our shareholders approved amendments to the Articles of Association, which was amended, respectively, as follows:

Article 20: "As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 11,276,538,860 shares."

Article 21: "The Company has issued a total of 11,276,538,860 ordinary shares, comprising a total of 7,782,213,860 A shares, representing 69.01% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 30.99% of the total share capital of the Company."

Article 24: "The Company's registered capital is Renminbi 11,276,538,860."

The CSRC has enacted regulations in recent years which affect the corporate governance of PRC listed companies and the PRC Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company. Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders' general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments were approved at our Annual General Meeting that took place on June 13, 2010.

On November 9, 2012, our shareholders approved further amendments to the Articles of Association, which was amended, respectively, as follows:

Article 146: "The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of the Company (non-consolidated statements). "

Article 157: "The Company's profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company's own operating performance and financial condition. "

Article 157 (A): "Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations. "

Article 157 (B): "Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The board of directors of the Company shall finish distributing the profit within two months after the general meeting is held. "

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

Article 157 (C): "Amendments to profit distribution policy of the Company: The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting. "

Article 157 (D): "Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report o n the Company's financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company's normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. "

Article 157 (E): "Conditions of profit distribution by way of share dividends by the Company:

Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year. "

Article 157 (F): "Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. "

Article 157 (G): "Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report. "

On June 26, 2013, our shareholders approved further amendments to the Articles of Association to reflect the expansion of our business scope and the completion of the issue of new shares, as follows:

Article 13: "The scope of business of the Company shall comply with those items approved by the companies registration authority.

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law."

Article 20: "As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares."

Article 21:" The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company."

Article 24: "The registered capital of the Company is RMB12,674,268,860."

According to the relevant requirements of CSRC and the Shanghai Stock Exchange, our Board of Directors approved at the 2014 second regular meeting that amendments be made to corresponding terms in the articles of association of our Company in connection with the priority of cash dividends to share dividends in profit distributions and intervals for cash dividend distributions. Such amendments will be submitted to the 2013 annual general meeting of our Company for approval.

The amendments to the Articles of Association are as follows:

Article 157: “The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition.”

Article 157: “The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritised means of distribution to distribute profit.”

Article 157(F): “Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company.”

Article 157(F): “Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the cash distribution conditions under the articles of association of the Company, the Company shall implement annual cash distribution once a year in principle.”

C.	Material Contracts

For a summary of any material contracts entered into by our Company or any of our consolidated subsidiaries outside of the ordinary course of business during the last two years, see "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 7. Major Shareholders and Related Party Transactions".

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

Hong Kong Taxation

The following discussion summarizes the relevant Hong Kong tax rules relating to the ownership of H shares or ADSs purchased in connection with the global offering and held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no profits tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. If a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from the sales of H shares effected on the Hong Kong Stock Exchange as these gains are considered to derive from Hong Kong. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No profits tax liability will arise on trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong (e.g. on the NYSE).

Hong Kong Stamp Duty

Stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is levied at the total rate of 0.2% (0.1% for each of sold note and bought note) of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the amount of unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such unpaid amount.

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, stamp duty at the rate cited above for sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary, or for the account of the depositary, should not result in any stamp duty liability. Holders of the ADSs are not liable for the stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

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

Nevertheless, No.45 Document was abolished on January 4, 2011 and the Chinese State Tax Bureau issued, on June 28, 2011, a Notice on Issues Concerning the Levy of Individual Income Tax following the Abolishment of the Document Numbered Guo Shui Fa [1993] No. 045, according to which dividends from a Chinese company are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20% unless otherwise provided in applicable tax treaties between the PRC and the jurisdiction in which the relevant non-resident shareholder resides. The tax rate of dividends income tax applicable to Hong Kong residents and U.S. residents is 10% of the gross amount of interest.

Enterprises

Under the newly enacted the EIT Law and the implementation regulations to the EIT Law, effective January 1, 2008, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises", which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. The rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

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

Taxation of Capital Gains by China

Individual Investors

According to the Law of Individual Income Tax and its implemetaiton regulations,holders of H Shares or ADSs who have no domiciles and do not reside in China or who have no domiciles but have resided in China for less than one year shall be subject to individual income tax on their income gained within China, unless otherwise reduced or eliminated pursuant to an applicable double taxation treaty.

Under the U.S.-China Treaty, China may only tax gains from the sale or disposition by a U.S. holder of H Shares or ADSs representing an interest in the company of 25% or more.

Enterprises

Under the EIT Law and the implementation regulations to the EIT Law, gains realized upon the sale of Overseas Shares by "non-resident enterprises" may be subject to PRC taxation at the rate of 10% (or lower treaty rate).

Chinese Stamp Tax

Chinese stamp tax imposed on the transfer of shares of Chinese publicly traded companies under the Share System Tax Regulations should not apply to the acquisition or disposition by non-Chinese investors of H Shares or ADSs outside of China by virtue of the Provisional Regulations of the People's Republic of China Concerning Stamp Tax, which provides that Chinese stamp tax is imposed only on documents executed or received within China or that should be considered as having been executed or received within China.

United States Federal Income Taxation

Each potential investor is strongly urged to consult his or her own tax advisor to determine the particular U.S. federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H Shares or ADSs.

The following is a general discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. Holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. Holders (defined below) who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. Holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. Holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	U.S. citizens or tax residents who are residents of the PRC;

•	U.S. citizens or tax residents who are subject to Hong Kong profits tax;

•	certain U.S. expatriates;

•	dual resident corporations; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address U.S. federal estate, gift or alternative minimum taxes, the U.S. federal unearned Medicare contribution tax, or any state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a "U.S. Holder" if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of the H Shares or ADSs, the treatment of the partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to U.S. federal income tax.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under "— Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2014 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "— Passive Foreign Investment Company".

Holders of H Shares or ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received actually or constructively by you , regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under "China Taxation"), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under "— Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If Shares are treated as traded on an "established securities market", a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the interaction of the foreign tax credit and the Treaty "resourcing" rule. .

Passive Foreign Investment Company

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

"Passive income" for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2014 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a "purging" election by the U.S. Holder.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange.

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

If we were regarded as a PFIC, a U.S. Holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, pursuant to recently enacted legislation, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

•	provide a properly completed IRS Form W-8BEN, certifying your status as a non-U.S. Holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

For taxable years beginning after March 18, 2010, legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the H Shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

I.	Subsidiary Information

For a listing of our significant subsidiaries, see "Item 4. Information on the Company — History and Development of the Company".

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2013, the notional amount of the outstanding interest rate swap agreements was approximately US$844 million. The net fair value of the outstanding interest rate swap agreements was approximately US$11.4 million. These interest rate swap agreements will expire between 2014 and 2022. If the interest rate had been 25 basic points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB122.5 million in 2012 and RMB106.9 million in 2013.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2013, the notional amount and the net fair value of the outstanding currency forward contracts was approximately US$38 million and US$1.6 million, respectively, which will expire between 2014 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2012 and 2013, we had foreign exchange gains of RMB148 million and RMB1,976 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2013 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase
U.S. dollar depreciates by 1%	548,138
Japanese yen depreciates by 1%	(1,903)
Euro depreciates by 1%	4,050

Fuel Hedging Risk

In order to control fuel costs, we enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For 2011, we hedged 17.0% of our annual fuel consumption.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2013, the fair value gain as of December 31, 2013 would have increased or decreased by approximately RMB1,534 million. All crude oil option contracts signed in past years were settled before December 31, 2012.

Item 12.         Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the New York Stock Exchange under the symbol "CEA." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. ADS holders are required to pay the following service fees to BNYM:

Service	Fees (in U.S. dollars)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per ADSs (or portion of 100 ADSs)

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Cancellation fees

Any cash distribution to ADS registered holders	N/A

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

Depositary services	N/A

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Foreign exchange fees

As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

For the past annual period, from January 1, 2013 to December 31, 2013, the Company received from the depositary an aggregate of US$38,344.4 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$130,596.3.

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

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report. Our management, with the participation of President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and regulations.

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

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2013, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.           Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this annual Report. A copy of our code of ethics will be provided to any person free of charge upon written request to Wang Jian, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Road, Number 92, Shanghai 200335, the People's Republic of China.

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, PricewaterhouseCoopers for the year ended December 31, 2012, and Ernst & Young Hua Ming LLP for the year ended December 31, 2013, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2012	14,380,000	2,900,000	108,000	—
2013	14,500,000	—	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company's financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2012 and 2013.

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

On April 9, 2013, the Company obtained an approval from the CSRC, pursuant to which the CSRC approved the non-public issue by the Company to CEA Holding and CES Finance for no more than 698,865,000 new A Shares. On April 16, 2013, the procedures for registration of the new A Shares with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd. was completed. The 698,865,000 new A Shares, at an issue price of RMB3.28 per share, under this issue are subject to a lock-up period of 36 months from the completion date of the issue and are expected to be listed on April 17, 2016.

The issuance of new H Shares was completed on June 21, 2013. A total of 698,865,000 new H Shares were issued to CES Global at the price of HK$2.32 per share.

Item 16F.           Changes in Registrant's Certifying Accountant

There has not been a change in the Company's certifying accountant during 2011 and 2012.

(a)	Change of Principal Accountant

On March 26, 2013, the Board approved not to re-appoint our independent registered public accounting firm, PricewaterhouseCoopers due to the relevant regulations issued by the MOF and the SASAC in December 2011. The relevant regulations restrict and limit the number of years that audit services can be continuously provided by an accounting firm to a PRC state-owned enterprise and its subsidiaries.

The independent audit reports of PricewaterhouseCoopers on our consolidated financial statements for the two fiscal years ended December 31, 2011 and 2012 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused PricewaterhouseCoopers to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements during the end of such fiscal years.

During the two fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, there were no "reportable events" (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term "reportable event" means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided PricewaterhouseCoopers with a copy of the disclosures under Item 16F(a) as included herein and have requested that PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether PricewaterhouseCoopers agrees with the foregoing statements. A copy of the letter dated April 24, 2013, furnished by PricewaterhouseCoopers in response to that request was filed as Exhibit 13.3 to this Form 20-F.

(b)	Engagement of New Principal Accountant

On March 26, 2013, the Board resolved to propose to appoint Ernst & Young Hua Ming LLP as the Company's independent registered public accounting firm, which was approved by our shareholders at the annual general meeting held on June 26, 2013.

During the fiscal years ended December 31, 2011 and 2012 and up to April 24, 2013, we did not consulted, and have not authorized anyone on our behalf to consult Ernst & Young Hua Ming LLP with respect to either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young Hua Ming LLP or a "reportable event" (as described in Item 16F (a)(1)(v) of Form 20-F).

Item 16G.           Corporate Governance

The NYSE has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow "home country" practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. To qualify for this exemption, a listed foreign private issuer must disclose any significant differences between their corporate governance practices and the requirements of the NYSE corporate governance standards.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE's corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	We currently have five independent Directors out of a total of eleven Directors. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The Company has established a Nominations and Remuneration Committee. As of December 31, 2013, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The Company has established a Nominations and Remuneration Committee. As of December 31, 2013, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled "Report of Directors" of our 2013 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://en.ceair.com/upload/2014/4/2013nby.pdf

Item 16H.           Mine Safety Disclosures

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.         Financial Statements

Reference is made to pages F-1 to F-73.

Item 19.         Exhibits

(a)          See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)          Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on June 26, 2013 (English translation). (4)

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties. (3) (5)

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS. (3) (5)

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company. (3) (5)

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company. (3) (5)

8.1	List of Subsidiaries (as of April 20, 2014).

11.1	Code of Ethics (English translation).(6)

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

13.3	Letter from PWC with respect to the disclosures under Item 16F(a).

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 24, 2013.

(4)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K dated June 26, 2013.

(5)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(6)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 25, 2014

CHINA EASTERN AIRLINES CORPORATION LIMITED

Consolidated Financial Statements

For The Years Ended

December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013, and the consolidated results of its operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2(a)(ii) to the consolidated financial statements, the Company changed its method of accounting for defined benefit plan effective January 1, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). China Eastern Airlines Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Eastern Airlines Corporation Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Eastern Airlines Corporation Limited as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2013 and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 25, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Eastern Airlines Corporation Limited (“the Company”) and its subsidiaries at December 31, 2012 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

April 24, 2013

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

		2013	2012	2011
		RMB’000	RMB’000	RMB’000
	Note		Restated*	Restated*

Revenues	5	88,245,000	85,253,317	82,403,130
Other operating income	6	2,725,361	1,832,754	1,108,990
Operating expenses
Aircraft fuel		(30,681,401)	(29,871,506)	(29,229,011)
Gain on fair value movements of derivative financial instruments	8	18,338	24,831	86,851
Take-off and landing charges		(9,189,527)	(9,065,649)	(8,350,181)
Depreciation and amortization		(8,226,198)	(7,556,910)	(6,965,570)
Wages, salaries and benefits	9	(13,453,784)	(12,302,858)	(10,425,836)
Aircraft maintenance		(4,690,109)	(4,432,741)	(4,405,900)
Impairment (charge)/reversal	10	(185,857)	13,467	(638,316)
Food and beverages		(2,268,312)	(2,031,425)	(2,022,367)
Aircraft operating lease rentals		(4,605,460)	(4,438,169)	(4,128,420)
Other operating lease rentals		(678,928)	(609,111)	(491,901)
Selling and marketing expenses		(4,138,907)	(3,727,437)	(3,739,682)
Civil aviation development fund		(1,565,624)	(1,414,457)	(1,321,373)
Ground services and other expenses		(5,105,060)	(3,305,303)	(3,273,907)
Indirect operating expenses		(4,623,173)	(4,016,511)	(4,343,310)

Total operating expenses		(89,394,002)	(82,733,779)	(79,248,923)

Operating profit	11	1,576,359	4,352,292	4,263,197
Share of results of associates	22	38,335	103,209	75,435
Share of results of joint ventures	23	26,588	29,960	31,437
Finance income	12	2,124,440	348,601	2,024,002
Finance costs	13	(1,548,622)	(1,697,474)	(1,462,727)

Profit before income tax		2,217,100	3,136,588	4,931,344
Income tax expense	14	(124,281)	(207,407)	(266,413)

Profit for the year		2,092,819	2,929,181	4,664,931

Other comprehensive income for the year

Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	39	245,942	(9,211)	(132,446)
Fair value movements of available-for-sale financial assets, net of tax		156,578	(389)	486
Fair value movements of available-for-sale financial assets held by an associate, net of tax	22	(2,931)	2,188	(2,701)

Net other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods		399,589	(7,412)	(134,661)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax		467,476	139,312	(741,407)

Net other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods		467,476	139,312	(741,407)

Other comprehensive income/(loss), net of tax		867,065	131,900	(876,068)

Total comprehensive income for the year		2,959,884	3,061,081	3,788,863

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME (CONTINUED)

For the year ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

		2013	2012	2011
		RMB’000	RMB’000	RMB’000
	Note		Restated*	Restated*

Profit/(loss) attributable to:
Equity shareholders of the Company		2,372,571	3,071,514	4,661,141
Non-controlling interests		(279,752)	(142,333)	3,790

Profit for the year		2,092,819	2,929,181	4,664,931

Total comprehensive income/(loss) attributable to:
Equity shareholders of the Company		3,180,134	3,221,378	3,814,061
Non-controlling interests		(220,250)	(160,297)	(25,198)

Total comprehensive income for the year		2,959,884	3,061,081	3,788,863

Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	17	0.20	0.27	0.41

Dividends	15	-	-	-

*	Certain amounts shown here do not correspond to the 2012 and 2011 consolidated financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 and 2012 and January 1, 2012

(Amounts in thousands except for per share data)

		December 31,	December 31,	January 1,
		2013	2012	2012
		RMB’000	RMB’000	RMB’000
	Note		Restated*	Restated*

Non-current assets
Intangible assets	18	11,490,107	11,449,099	11,353,590
Property, plant and equipment	19	92,782,602	82,518,761	73,757,795
Lease prepayments	20	2,154,644	1,781,846	1,471,272
Advanced payments on acquisition of aircraft	21	16,296,281	11,894,891	10,968,344
Investments in associates	22	1,064,408	833,472	837,589
Investments in joint ventures	23	433,024	418,159	423,256
Available-for-sale financial assets		410,737	234,690	240,380
Other long-term assets	24	2,369,150	1,958,256	1,929,834
Deferred tax assets	36	389,466	124,658	105,688
Derivative financial instruments	39	67,709	-	4,365

		127,458,128	111,213,832	101,092,113

Current assets
Flight equipment spare parts	25	2,305,412	2,087,978	1,555,544
Trade receivables	26	3,524,546	2,962,181	2,504,026
Prepayments and other receivables	27	4,058,167	3,368,648	2,410,895
Derivative financial instruments	39	-	18,074	-
Restricted bank deposits and short-term bank deposits	28	383,063	1,726,251	2,894,287
Cash and cash equivalents	29	1,994,978	2,511,696	3,860,973
Assets classified as held for sale	43	343,754	-	482,313

		12,609,920	12,674,828	13,708,038

Current liabilities
Sales in advance of carriage		3,534,525	3,094,427	3,197,651
Trade and bills payable	30	3,463,016	3,075,325	2,692,624
Other payables and accruals	31	18,145,874	16,256,225	16,267,287
Current portion of obligations under finance leases	32	2,980,398	2,605,269	2,459,259
Current portion of borrowings	33	23,285,187	22,639,955	18,171,130
Income tax payable		215,332	181,788	172,319
Current portion of provision for return condition checks for aircraft under operating leases	34	1,453,985	734,205	375,409
Derivative financial instruments	39	3,386	35,813	51,063

		53,081,703	48,623,007	43,386,742

Net current liabilities		(40,471,783)	(35,948,179)	(29,678,704)

Total assets less current liabilities		86,986,345	75,265,653	71,413,409

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2013 and 2012 and January 1, 2012

(Amounts in thousands except for per share data)

		December 31,	December 31,	January 1,
		2013	2012	2012
		RMB’000	RMB’000	RMB’000
	Note		Restated*	Restated*

Non-current liabilities
Obligations under finance leases	32	20,154,750	19,252,709	17,801,563
Borrowings	33	27,315,243	23,096,163	23,603,463
Provision for return condition checks for aircraft under operating leases	34	2,763,181	3,064,557	2,923,717
Other long-term liabilities	35	2,401,876	1,635,537	2,047,099
Post-retirement benefit obligations	37	5,615,293	6,147,851	6,000,328
Deferred tax liabilities	36	29,550	29,326	29,326
Derivative financial instruments	39	124,194	304,338	281,921

		58,404,087	53,530,481	52,687,417

Net asset		28,582,258	21,735,172	18,725,992

Equity
Capital and reserves attributable to the equity shareholders of the Company
– share capital	41	12,674,269	11,276,539	11,276,539
– Reserves	42	14,228,047	8,930,828	5,855,815

		26,902,316	20,207,367	17,132,354

Non-controlling interests		1,679,942	1,527,805	1,593,638

Total equity		28,582,258	21,735,172	18,725,992

*	Certain amounts shown here do not correspond to the 2012 and 2011 consolidated financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

		2013	2012	2011
		RMB’000	RMB’000	RMB’000
	Note
Cash flows from operating activities
Cash generated from operations	44(a)	11,120,494	12,822,835	13,781,419
Income tax paid		(314,016)	(205,476)	(158,394)

Net cash inflow from operating activities		10,806,478	12,617,359	13,623,025

Cash flows from investing activities
Additions of property, plant and equipment		(1,822,056)	(6,148,139)	(5,414,101)
Payment for short-term deposits with original maturity over three months		-	-	(1,963,289)
Advanced payments on acquisition of aircraft	21	(17,261,022)	(7,328,529)	(8,180,128)
Acquisition of cargo business of Great Wall Airlines Co., Ltd. (“Great Wall Airlines”) netting of cash acquired		-	(87,316)	(60,736)
Proceeds from disposal of assets classified as held for sale		-	209,586	411,535
Proceeds from disposal of property, plant and equipment		555,752	181,246	33,881
Proceeds of short-term deposits with original maturity over three months	28	1,491,654	958,489	-
Capital injections in associates		(236,725)	-	-
Acquisition of a subsidiary		(11,876)	-	-
Purchase of investment in available-for-sale financial assets		(47,085)	-	(1,472)
Interest received		195,760	215,789	146,529
Dividends received		95,672	112,446	82,294
Proceeds from disposal of interest in an associate		12,365	2,439	-
Proceeds from disposal of interest in available-for-sale financial assets		-	94,890	6,426

Net cash outflow from investing activities		(17,027,561)	(11,789,099)	(14,939,061)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

		2013	2012	2011
		RMB’000	RMB’000	RMB’000
	Note

Cash flows from financing activities
Proceeds from issue of shares		3,572,391	-	-
Proceeds from draw down of short-term bank loans		15,634,644	23,101,136	19,647,120
Repayments of short-term debts		(4,000,000)	-	-
Repayments of short-term bank loans		(15,823,469)	(25,619,898)	(18,514,150)
Proceeds from issuance of short-term debentures and bonds		4,000,000	4,000,000	2,490,417
Proceeds from issuance of long-term debentures and bonds		6,985,406	-	-
Proceeds from government grants		13,095	-	-
Proceeds from draw down of long-term bank loans		8,957,687	10,887,474	5,693,281
Repayments of long-term bank loans		(9,792,367)	(8,352,313)	(5,245,147)
Principal repayments of finance lease obligations		(2,447,560)	(4,094,636)	(2,191,369)
Receipts of restricted bank deposits		-	236,475	1,108,726
Interest paid		(1,692,806)	(1,936,842)	(1,701,253)
Capital contribution from non-controlling interests of subsidiaries		406,000	453,850	1,004,500
Acquisition of non-controlling interests in subsidiaries		(14,893)	(670,956)	-
Dividends paid to non-controlling interests of subsidiaries		(68,481)	(178,580)	(156,526)

Net cash inflow/(outflow) from financing activities		5,729,647	(2,174,290)	2,135,599

Net (decrease)/increase in cash and cash equivalents		(491,436)	(1,346,030)	819,563
Cash and cash equivalents at beginning of year		2,511,696	3,860,973	3,078,228
Effect of foreign exchange rate changes		(25,282)	(3,247)	(36,818)

Cash and cash equivalents at December 31	29	1,994,978	2,511,696	3,860,973

Note to consolidated statements of cash flows is set out in Note 44 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Accumulated		Non-controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2011
As previously reported	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886
Prior year adjustments	-	(2,622,086)	255,558	(2,366,528)	(59,639)	(2,426,167)
As restated	11,276,539	14,328,169	(12,699,949)	12,904,759	1,230,960	14,135,719

Total comprehensive income /(loss) for the years (Restated*)	-	(847,080)	4,661,141	3,814,061	(25,198)	3,788,863
-Profit for the year (Restated*)	-	-	4,661,141	4,661,141	3,790	4,664,931
-Other comprehensive income/(loss) (Restated*)	-	(847,080)	-	(847,080)	(28,988)	(876,068)

Accumulated losses shared by non-controlling interests after capital injection in a subsidiary	-	426,439	-	426,439	(427,264)	(825)
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	1,004,500	1,004,500
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(156,526)	(156,526)
Acquisition of non-controlling interests in subsidiaries	-	(12,905)	-	(12,905)	(32,834)	(45,739)

Balance at December 31, 2011 (Restated*)	11,276,539	13,894,623	(8,038,808)	17,132,354	1,593,638	18,725,992

	Attributable to equity holders of the Company
	Share	Other	Accumulated		Non-controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2012
As previously reported	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
Prior year adjustments	-	(3,334,505)	340,967	(2,993,538)	(85,577)	(3,079,115)
As restated	11,276,539	13,894,623	(8,038,808)	17,132,354	1,593,638	18,725,992

Total comprehensive income /(loss) for the year (Restated*)	-	149,864	3,071,514	3,221,378	(160,297)	3,061,081

-Profit/(loss) for the year (Restated*)	-	-	3,071,514	3,071,514	(142,333)	2,929,181
-Other comprehensive income/(loss) (Restated*)	-	149,864	-	149,864	(17,964)	131,900

Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	453,850	453,850
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(178,580)	(178,580)
Acquisition of non-controlling interests in subsidiaries	-	(490,151)	-	(490,151)	(180,806)	(670,957)
Others	-	343,786	-	343,786	-	343,786

Balance at December 31, 2012 (Restated*)	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Accumulated		Non-controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013
As previously reported	11,276,539	17,075,389	(5,426,130)	22,925,798	1,627,599	24,553,397
Prior year adjustments	-	(3,177,267)	458,836	(2,718,431)	(99,794)	(2,818,225)
As restated	11,276,539	13,898,122	(4,967,294)	20,207,367	1,527,805	21,735,172

Total comprehensive income for the year	-	807,563	2,372,571	3,180,134	(220,250)	2,959,884

-Profit/(loss) for the year	-	-	2,372,571	2,372,571	(279,752)	2,092,819
-Other comprehensive income	-	807,563	-	807,563	59,502	867,065

Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	406,000	406,000
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(18,720)	(18,720)
Acquisition of non-controlling interests in subsidiaries	-	-	-	-	(14,893)	(14,893)
Issue of shares	1,397,730	2,174,661	-	3,572,391	-	3,572,391
Others	-	(57,576)	-	(57,576)	-	(57,576)

Balance at December 31, 2013	12,674,269	16,822,770	(2,594,723)	26,902,316	1,679,942	28,582,258

*	Certain amounts shown here do not correspond to the 2012 and 2011 consolidated financial statements and reflect adjustments made, refer to Note 2(a)(ii).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on April 14, 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These consolidated financial statements were approved for issue by the Company’s Board of Directors (the “Board”) on March 26, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(i)	Going concern

As at December 31, 2013, the Group’s accumulated losses were approximately RMB2.59 billion and its current liabilities exceeded its current assets by approximately RMB40.47 billion. In preparing the consolidated financial statements, the Board conducts adequate and detailed review over the Group’ s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at December 31, 2013, the Group had total unutilized credit facility amounting to approximately RMB37.60 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii)	New and amended standards adopted by the Group

The Group has adopted the following new and revised IFRSs for the first time for the current year's consolidated financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transaction Guidance
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statement
– Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statement
IAS 28 (2011)	Investments in Associates and Joint Ventures
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount
Disclosures for Non-Financial Assets (early adopted)
Annual Improvements	Amendments to a number of IFRSs issued in June 2012
2009-2011 Cycle

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(ii)	New and amended standards adopted by the Group (cont’d)

Other than as further explained below regarding the impact of amendments to IAS 1 and IAS 19 (2011), and certain amendments included in Annual Improvements 2009-2011 Cycle (include other standards as appropriate), the adoption of the new and revised IFRSs has had no significant financial effect on these consolidated financial statements.

•	The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of profit or loss and other comprehensive income has been restated to reflect the changes.

•	IAS 19 (2011) changes the accounting for defined benefit plans. The revised standard removes the choice to defer the recognition of actuarial gains and losses. All actuarial gains and losses are required to be recognized immediately in OCI. The interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net interest amount under IAS 19 (2011), which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period. Prior to the adoption of IAS 19 (2011), the Group elected to recognize actuarial gains or losses as income or expense over the expected average remaining service periods of the employees participating in the defined benefit plan when the net cumulative unrecognized actuarial gains or losses for the plan at the end of the previous period exceeded 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. Upon the adoption of IAS 19 (2011), all actuarial gains and losses are recognized in OCI immediately. As a result, all deferred actuarial gains and losses as at December 31, 2012 and January 1, 2012 recognized in OCI and the actuarial gains and losses recognized in the profit or loss for the years ended December 31, 2012 and 2011 were adjusted to OCI. In addition, the interest cost and expected return on plan assets recorded in 2012 and 2011 have been replaced by net interest amounts.

Furthermore, upon the adoption of IAS 19 (2011), all past service costs are recognized at the earlier of when an amendment/curtailment occurs and when the related restructuring or termination costs are recognized. As a result, unvested past service costs can no longer be deferred and recognized over the future vesting period.

Other than the changes to the accounting for defined benefit plans, IAS 19 (2011) also changes the timing of recognition for termination benefits and the classification of short term employee benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. Under the revised standard, the distinction between short term and other long term employee benefits is now based on the expected timing of settlement rather than employee entitlement.

The effects of the changes to the accounting for the Group’s defined benefit plan are summarized below:

Impact on the consolidated statements of profit or loss and other comprehensive income for the years ended December 31:

	2013	2012	2011
	RMB'000	RMB'000	RMB'000

Decrease in wages, salaries and benefits	227,284	124,184	90,644

Increase in profit before tax	227,284	124,184	90,644
Increase in income tax expense	(16,960)	(2,606)	(2,184)

Increase in profit for the year	210,324	121,578	88,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(ii)	New and amended standards adopted by the Group (cont’d)

	2013	2012	2011
	RMB'000	RMB'000	RMB'000

Increase/(decrease) in remeasurement gain on post-retirement benefit obligations	426,170	127,878	(765,615)
Decrease in income tax effect	41,306	11,434	24,209

Increase/(decrease) in other comprehensive income for the year, net of tax	467,476	139,312	(741,406)

Increase/(decrease) in total comprehensive income for the year	677,800	260,890	(652,946)

Increase in profit for the year attributable to:
Equity shareholders of the Company	193,747	117,869	85,410
Non-controlling interests	16,577	3,709	3,050

	210,324	121,578	88,460

Increase/(decrease) in total comprehensive income attributable to:
Equity shareholders of the Company	608,864	275,107	(627,008)
Non-controlling interests	68,936	(14,217)	(25,938)

	677,800	260,890	(652,946)

Increase in earnings per share attributable to equity shareholders of the Company:
Basic & diluted	1.60 cents	1.05 cents	0.76 cents

Impact on the consolidated statements of financial position at December 31:

	2013	2012
	RMB'000	RMB'000

Increase in deferred tax assets	90,130	70,097

Increase in non-current assets	90,130	70,097

Increase in post-retirement benefit obligations	2,234,868	2,888,323

Increase in non-current liabilities	2,234,868	2,888,323

Decrease in net assets and total equity	2,144,738	2,818,226

Impact on the consolidated statement of financial position at January 1:

2012
RMB’000

Increase in deferred tax assets	61,270

Increase in non-current assets	61,270

Increase in post-retirement benefit obligations	3,140,385

Increase in non-current liabilities	3,140,385

Decrease in net assets and total equity	3,079,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(iii)	Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, which have been issued but are not yet effective, in these consolidated financial statements.

IFRS 9	Financial Instruments
IFRS 9, IFRS 7 and	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39
IAS 39 Amendments
IFRS 10, IFRS 12 and	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)
IAS 27 (2011)	– Investment Entities
Amendments
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits – Defined Benefit Plans:
Employee Contributions
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments:
Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement
– Novation of Derivatives and Continuation of Hedge Accounting
IFRIC-Int 21	Levies

Further information about those IFRSs is as follows:

•	IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

•	In November 2010, the International Accounting Standard Board (“IASB”) issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

•	In December 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

•	IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by the IASB in December 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed. However, the standard is available for application now. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

•	Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (2011). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

•	The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i)	Subsidiaries

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

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

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

The following is a list of principal subsidiaries as at December 31, 2013:

Company name	Place of establishment and operation and date of establishment	Registered Capital				Attributable equity interest		Principal activities
		2013		2012		2013	2012
		RMB’000		RMB’000

China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC 3 May 1993		2,000,000		2,000,000	62.56%	62.56%	Provision of airline services

China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”) (Note (b))	PRC 16 August 2002		1,750,000		1,750,000	60%	72%	Provision of airline services

Shanghai Eastern Flight Training Co., Ltd. (“Flight Training”)	PRC 18 December 1995		608,443		608,443	100%	100%	Provision of flight training services

Shanghai Airlines Co., Ltd.	PRC 16 March 2010		500,000		500,000	100%	100%	Provision of airline services

China Cargo Airlines Co., Ltd. (“China Cargo”)	PRC 22 July 1998		3,000,000		3,000,000	51%	51%	Provision of cargo carriage service

Shanghai Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”)	PRC 23 August 2004		1,150,000		1,150,000	100%	100%	Provision of cargo logistics services

Eastern Business Airlines Service Co., Ltd.	PRC 27 September 2008		50,000		50,000	100%	100%	Provision of airlines consultation services

China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”) (Note (a))	PRC 2 August 2011		3,661,540		3,661,540	90.36%	90.36%	Provision of airline services

Eastern Air Oversea (Hong Kong) Co., Ltd.	Hong Kong 10 June 2011	HKD	30,000	HKD	30,000	100%	100%	Provision of import and export, investment, leasing and consultation services

China United Airlines Co., Ltd.(“United Airlines”)	PRC 21 September 1984		1,320,000		1,320,000	100%	100%	Provision of airline services

Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998		70,000		70,000	100%	86%	Provision of hotel services primarily to crew members

Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC 29 August 1992		50,090		50,090	100%	100%	Tour operations, travel and air ticketing agency and transportation

Notes:

(a) In 2010, the Company entered into an agreement with the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province (“Yunnan SASAC”) to establish CEA Yunnan with registered capital of RMB3,662 million, in which the Company holds 65% interests. As at December 31, 2013 the Company has contributed all its share of RMB2,380 million in cash and net assets; Yunnan SASAC has contributed its share of RMB254 million in cash.

(b) In 2012, the existing shareholders of CEA Wuhan and certain new shareholders decided to increase the registered capital of CEA Wuhan from RMB600 million to RMB1,750 million. In 2012 and 2013, the Company contributed capital of RMB1,050 million in cash, among which RMB474 million was recognized as registered capital and RMB576 million was credited to the share premium of CEA Wuhan; and the other investors contributed capital of RMB700 million, among which RMB676 million was recognized as registered capital and RMB24 million was recognized as share premium of CEA Wuhan. Upon completion of the aforementioned capital injections, the share percentage of the Company in CEA Wuhan was diluted to 60%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2013	2012
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	38.00%
China Cargo	49.00%	49.00%

	2013	2012
Profit/(loss) for the year allocated to non-controlling interests:
CEA Jiangsu	85,753	65,510
CEA Yunnan	30,698	41,061
CEA Wuhan	15,845	13,807
China Cargo	(337,691)	(325,110)

	2013	2012
Dividends paid to non-controlling interests:
CEA Jiangsu	18,720	-

	2013	2012
Accumulated balances of non-controlling interests at the reporting dates:
CEA Jiangsu	831,975	765,013
CEA Yunnan	348,261	317,563
CEA Wuhan	701,856	286,011
China Cargo	(235,936)	101,333

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2013

Revenue	6,111,089	8,901,282	3,139,639	5,581,572
Total expenses	5,882,049	8,582,834	2,743,502	6,248,133
Profit/(loss) for the year	229,040	318,448	396,137	(666,561)
Total comprehensive income/(loss) for the year	301,725	318,448	448,682	(625,054)

Current assets	1,057,831	513,991	1,523,830	1,901,480
Non-current assets	5,707,795	8,373,386	2,329,228	2,210,415
Current liabilities	2,123,768	2,099,789	925,762	3,331,860
Non-current liabilities	2,232,246	3,174,920	946,439	1,184,380
Net cash flows from/(used in) operating activities	824,405	1,924,349	346,217	(804,118)
Net cash flows (used in)/from investing activities	(394,882)	(1,645,456)	(1,205,877)	595,193
Net cash flows (used in)/from financing activities	(448,934)	(465,753)	871,119	120,509
Effect of foreign exchange rate changes, net	(508)	(1,421)	-	(375)
Net (decrease)/increase in cash and cash equivalents	(19,919)	(188,281)	11,459	(88,791)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2012

Revenue	6,294,295	8,708,863	3,371,438	5,994,652
Total expenses	6,119,322	8,282,919	3,026,264	6,676,083
Profit/(loss) for the year	174,973	425,944	345,174	(681,431)
Total comprehensive for the year	162,772	425,944	351,673	(709,017)

Current assets	1,149,345	1,172,427	452,044	2,193,254
Non-current assets	5,171,636	7,635,406	1,791,146	2,465,094
Current liabilities	2,114,195	2,409,270	819,822	3,075,562
Non-current liabilities	2,161,854	3,072,101	944,888	1,362,076

Net cash flows from/(used in) operating activities	500,234	(355,051)	(207,676)	88,970
Net cash flows used in investing activities	(96,948)	(791,529)	(46,089)	(795,678)
Net cash flows (used in)/from financing activities	(450,416)	707,690	192,362	(120,271)
Effect of foreign exchange rate changes, net	(5)	(32)	21	(182)
Net decrease in cash and cash equivalents	(47,135)	(438,922)	(61,382)	(827,161)

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

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(iv)	Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)	Consolidation (cont’d)

(iv)	Investments in associates and joint ventures (cont’d)

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statements of profit or loss and other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

The results of associates and joint ventures are included in the Company's statements of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company's investments in associates and joint ventures are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

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

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Chinese Renminbi (“RMB”), which is the functional and presentation currency of the Company and the Group’s entities.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the profit or loss within ‘finance income’ or ‘finance costs’.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	Revenue recognition and sales in advance of carriage (cont’d)

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

(ii)	Ground service income and tour operation revenues

Revenues from the provision of ground services, tour, travel services and other travel related services are recognized when the services are rendered.

(iii)	Cargo handling income

Revenues from the provision of cargo handling income are recognized when the service are rendered.

(iv)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized in the profit or loss upon ticket sales.

(v)	Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognized when the services are rendered.

(f)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the profit or loss on a straight-line basis over the expected lives of the related assets.

(g)	Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the Group has obligations to fulfill certain return conditions under the checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the profit or loss as and when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Interest income

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

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(j)	Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries, associates or joint ventures at the date of acquisition. Goodwill on acquisition of subsidiaries is included in “intangible assets”. Goodwill on acquisition of associates and joint ventures is included in “investments in associates” and “investments in joint ventures” and is tested for impairment as part of the overall balances. Separately recognized goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units according to the identified operating segments that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognized as expense when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of five years, starting from when the pilot joins the Group.

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to the profit or loss.

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized in the profit or loss.

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalized. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(n)	Impairment of investments in subsidiaries, associates, joint ventures and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o)	Assets classified as held for sale

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(r)	Flight equipment spare parts

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the profit or loss. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the profit or loss.

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

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of each reporting period in which case such borrowings are classified as non-current liabilities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(x)	Leases (cont’d)

(i)	A Group company is the lessee (cont’d)

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in the profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortized over the period for which the asset is expected to be used.

(ii)	A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

(y)	Retirement benefits

The Group participates in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. The contributions to the schemes are charged to profit or loss as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. Except that Shanghai Airlines Co., Ltd. maintained a separately administrated fund, the remaining defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and
•	the date that the Group recognizes restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under “Wages, salaries and benefits” in the consolidated statements of profit or loss and other comprehensive income:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements
•	net interest expense or income

Pursuant to relevant requirements from State-owned Assets Supervision and Administration Commission of the State Council, the People’s Republic of China, the Group is considering the launch of a new retirement benefit plan in the new future. In anticipation of the transition from the current post-retirement benefit plan to the new retirement benefit plan, a curtailment on the current post-retirement benefit plan was structured during the year.

(z)	Derivative financial instruments

Derivative financial instruments are initially recognized in the statements of financial position at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(z)	Derivative financial instruments (cont’d)

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

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealized gains or losses, being changes in fair value of the derivatives, are recognized in the profit or loss immediately. Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)	the effective portion of any change in fair value of the derivative financial instrument is recognized directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognized in the profit or loss in the same period during which the hedged forecast transaction affects net profit or loss.

(ii)	the ineffective portion of any change in fair value is recognized in the profit or loss immediately.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the profit or loss.

(aa)	Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each reporting date, the fair value is remeasured, with any resulting gain or loss being recognized directly in other comprehensive income, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the profit or loss, is removed from equity and recognized in the profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

(ab)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(ac)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimized potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

(i)	Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

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

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 39(b) to the consolidated financial statements.

The following table details the Group’s exposure at the reporting dates to major currency risk.

	2013
	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000

Trade and other receivables	713,514	158,503	52,198
Restricted bank deposits and short-term bank deposits	180,967	-	-
Cash and cash equivalents	280,800	31,840	22,036
Deposits relating to aircraft under operating leases	667,584	-	-
Trade and other payables	(901,750)	(84)	(4,251)
Obligations under finance leases	(20,540,547)	-	(474,999)
Borrowings	(35,214,340)	-	-
Currency derivatives at notional value	233,700	-	-

Net exposure in the consolidated statements of financial position	(54,580,072)	190,259	(405,016)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

(i)	Foreign currency risk (cont’d)

	2012
	USD	Euro	JPY
	RMB’000	RMB’000	RMB’000

Trade and other receivables	1,259,043	156,354	161,020
Restricted bank deposits and short-term bank deposits	16,082	9,818	39,724
Cash and cash equivalents	372,387	38,175	30,451
Deposits relating to aircraft under operating leases	562,199	-	-
Trade and other payables	(248,604)	(166)	(3,355)
Obligations under finance leases	(18,751,982)	-	(667,351)
Borrowings	(31,605,345)	-	(303,433)
Currency derivatives at notional value	364,559	-	-

Net exposure in the consolidated statements of financial position	(48,031,661)	204,181	(742,944)

The following tables indicate the approximate change in the Group’s statements of profit or loss and other comprehensive income and the consolidated statements of changes in equity in response to a 1% appreciation of the RMB against the following major currencies at the end of each reporting period:

	2013		2012
	Effect on	Effect on	Effect on	Effect on
	profit or loss	other components	profit and loss	other components
		of equity		of equity
	RMB’000	RMB’000	RMB000	RMB’000

US dollars	548,138	2,337	483,962	988
Euro	(1,903)	-	(2,042)	-
Japanese Yen	4,050	-	7,429	-

(ii)	Interest rate risk

The Group’s interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest-rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of new borrowings and current borrowings issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made by the Group and interest rate swaps are disclosed in Notes 33 and 39(a) to the consolidated financial statements.

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the end of each reporting period:

	2013	2012
	RMB’000	RMB’000

Floating rate instruments
Cash and cash equivalents	1,994,978	2,503,079
Restricted bank deposits and short-term bank deposits	383,063	1,726,251
Borrowings	(36,237,597)	(35,256,709)
Obligations under finance leases	(23,135,148)	(21,857,978)

	(56,994,704)	(52,885,357)
Interest rate swap at notional amount	4,971,899	5,598,774

	(52,022,805)	(47,286,583)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

(ii)	Interest rate risk (cont’d)

	2013	2012
	RMB’000	RMB’000

Fixed rate instruments
Borrowings	(14,362,833)	(10,479,409)
Interest rate swap at notional amount	173,080	240,307

	(14,189,753)	(10,239,102)

The following table indicates the approximate change in the Group’s profit or loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant:

	2013		2012
	Effect on	Effect on	Effect on	Effect on
	profit or loss	other components	profit or loss	other components
		of equity		of equity
	RMB’000	RMB’000	RMB’000	RMB’000

Floating rate instruments	(106,865)	12,430	(122,532)	13,997

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounted for 34% of the Group’s operating expenses (2012: 36%).

As at December 31, 2013, the Group had no open crude oil option contracts, and all the contracts signed in past years had been settled before December 31, 2013.

For the year ended December 31, 2013, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,534 million higher/lower.

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB995 million as at December 31, 2013 (2012: approximately RMB812 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 46(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high credit rating. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

(v)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and bank loans (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at December 31, 2013, the Group’s net current liabilities amounted to RMB40,472 million (2012: RMB35,948 million). For the year ended December 31, 2013, the Group recorded a net cash inflow from operating activities of RMB10,806 million (2012: inflow RMB12,617 million), a net cash outflow from investing activities and financing activities of RMB11,298 million (2012: outflow RMB13,963 million), and a decrease in cash and cash equivalents of RMB491 million (2012: decrease of RMB1,349 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the statements of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2013
Borrowings	24,646,045	7,298,641	11,503,829	12,336,447
Derivative financial instruments	3,386		118,197	5,997
Obligations under finance leases	3,446,098	3,374,964	9,751,595	8,956,378
Trade and other payables	15,758,010	-	-	-

Total	43,853,539	10,673,605	21,373,621	21,298,822

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2012
Borrowings	23,690,528	7,780,344	8,846,834	8,736,557
Derivative financial instruments	504	-	122,751	216,895
Obligations under finance leases	3,004,452	3,059,744	8,685,669	9,027,940
Trade and other payables	19,331,550	-	-	-

Total	46,027,034	10,840,088	17,655,254	17,981,392

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Capital risk management

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

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at December 31, 2013 and 2012 were as follows:

	2013	2012
	RMB’000	RMB’000
		Restated

Total liabilities	111,485,790	102,153,488
Total assets	140,068,048	123,888,660
Debt ratio	0.80	0.82

(c)	Fair value estimation of financial assets and liabilities

i)	Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2013		2012
	Carrying amounts	Fair values	Carrying amounts	Fair values

Financial assets
Deposits relating to aircraft held under operating leases included in other long term assets	669,560	659,000	807,543	722,000

Financial Liabilities
Long-term borrowings	29,189,641	29,203,602	30,355,874	30,471,554
Obligations under finance leases	23,135,148	23,835,517	21,857,978	22,543,817
	52,324,789	53,039,119	52,213,852	53,015,371

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payable, short-term debentures and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to the fair values.

The fair values of the deposits relating to aircraft held under operating leases, long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

ii)	Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at December 31, 2013, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

As at December 31, 2013

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Assets
Derivative financial instruments
-Forward foreign exchange
contracts (Note 39(b))	-	12,807	-	12,807
-Interest rate
swaps (Note 39(a))	-	54,902	-	54,902
Available-for-sale financial assets	177,036	-	-	177,036

Total	177,036	67,709	-	244,745

Liabilities
Derivative financial instruments
-Interest rate
swaps (Note 39(a))	-	124,194	-	124,194
-Forward foreign exchange
contracts (Note 39(b))	-	3,386	-	3,386

Total	-	127,580	-	127,580

As at December 31, 2012

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Assets
Derivative financial instruments
-Forward foreign exchange
contracts (Note 39(b))	-	18,074	-	18,074
Available-for-sale financial
assets	1,955	-	232,735	234,690

Total	1,955	18,074	232,735	252,764

Liabilities
Derivative financial instruments
-Interest rate
swaps (Note 39(a))	-	295,005	-	295,005
-Forward foreign exchange
contracts (Note 39(b))	-	45,146	-	45,146

Total	-	340,151	-	340,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

The fair values of financial instruments traded in active markets were based on quoted market prices at the end of each reporting period.

The fair values of hedging instruments and other derivative instruments were determined by using valuation techniques. These valuation techniques use applicable models and maximize the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Available-for-sale financial assets are listed A share and listed H share stock investments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments used in preparing the consolidated financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognizes traffic revenues in accordance with the accounting policy stated in Note 2(e) to the consolidated financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

The Group monitors sales in advance of carriage on a periodic basis and recognizes the traffic revenue once the related transportation responsibility is eliminated. Based on result of the Group’s enhanced monitoring of its international air traffic liabilities, it appeared that the probability for the Group to render international transportation services for the unused tickets of more than two years is remote. Consequently, the Group changed recognition of traffic revenue for unused tickets relating to international transportation services from three years to two years. The change of accounting estimate is prospectively applied from April 1, 2013.

The change in the aforesaid accounting estimate had effect of increasing the traffic revenues by RMB64.73 million for the Group for the year ended December 31, 2013.

(b)	Frequent flyer program

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers’ revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

(c)	Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont’d)

(d)	Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee’s turnover rate. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plan is disclosed in Note 37 to the consolidated financial statements.

(e)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2(j) to the consolidated financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

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

(h)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) and Note 2(k) to the consolidated financial statements. The recoverable amount of cash generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Traffic revenues	80,530,981	79,444,443	76,513,636
- Passenger	72,927,656	71,418,995	68,433,970
- Cargo and mail	7,603,325	8,025,448	8,079,666
Tour operations income	3,168,948	2,111,051	2,115,520
Ground service income	2,252,923	1,959,107	2,104,604
Cargo handling income	262,893	160,328	278,724
Commission income	92,507	96,418	95,426
Others	1,936,748	1,481,970	1,295,220

	88,245,000	85,253,317	82,403,130

Notes:

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

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax (“BT”) to Value Added Tax (“VAT”) (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from January 1, 2012, instead of BT.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from September 1, 2012 to December 1, 2012.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in all locations of China (Cai Shui [2013] No.37) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from August 1, 2013, instead of BT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	OTHER OPERATING INCOME

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Other operating income
– Subsidy income (Note)	2,369,773	1,719,626	1,061,451
– Gain on disposal of property, plant and equipment	355,588	113,128	47,539

	2,725,361	1,832,754	1,108,990

Note:

Subsidy income represent (i) subsidies of RMB238 million (2012: RMB353 million, 2011: RMB78 million) based on certain amount of tax paid granted by various local governments; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognized for the years ended December 31, 2013, 2012 and 2011.

7	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

The segment results for the year ended December 31, 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	84,247,756	3,761,480	-	-	88,009,236
Inter-segment sales	-	258,310	(258,310)	-	-

Reportable segment revenue	84,247,756	4,019,790	(258,310)	-	88,009,236

Reportable segment profit before income tax	2,043,647	108,866	-	68,053	2,220,566

Other segment information

Depreciation and amortization	8,290,653	244,025	-	-	8,534,678
Impairment charge/(reversal)	185,963	(2,097)	-	-	183,866
Interest income	99,474	48,637	-	-	148,111
Finance costs	1,368,043	180,579	-	-	1,548,622
Capital expenditure	24,755,607	309,886	-	-	25,065,493

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

The segment results for the year ended December 31, 2012 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	83,127,233	3,282,024	-	-	86,409,257
Inter-segment sales	-	261,631	(261,631)	-	-

Reportable segment revenue	83,127,233	3,543,655	(261,631)	-	86,409,257

Reportable segment profit before income tax	2,898,943	105,555	-	234,058	3,238,556

Other segment information

Depreciation and amortization	7,892,045	114,789	-	-	8,006,834
Impairment (reversal) /charge	(20,881)	954	-	-	(19,927)
Interest income	123,867	76,898	-	-	200,765
Finance costs	1,562,878	134,596	-	-	1,697,474
Capital expenditure	18,490,801	116,638	-	-	18,607,439

The segment results for the year ended December 31, 2011 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	81,597,560	2,906,037	-	-	84,503,597
Inter-segment sales	-	201,989	(201,989)	-	-

Reportable segment revenue	81,597,560	3,108,026	(201,989)	-	84,503,597

Reportable segment profit before income tax	4,762,104	42,051	-	128,122	4,932,277

Other segment information

Depreciation and amortization	7,282,227	88,500	-	-	7,370,727
Impairment losses	799,105	750	-	-	799,855
Interest income	114,072	37,561	-	-	151,633
Finance costs	1,390,294	72,433	-	-	1,462,727
Capital expenditure	18,159,708	91,985	-	-	18,251,693

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

The segment assets and liabilities as at December 31, 2013, 2012 and 2011 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At December 31, 2013
Reportable segment assets	133,310,613	7,239,423	(4,681,692)	1,908,169	137,776,513
Reportable segment liabilities	109,792,915	6,374,567	(4,681,692)	-	111,485,790

At December 31, 2012
Reportable segment assets	117,060,855	4,815,342	(1,691,890)	1,486,321	121,670,628
Reportable segment liabilities	100,281,349	3,636,937	(1,691,890)	-	102,226,396

At December 31, 2011
Reportable segment assets	107,430,148	4,689,860	(763,176)	1,501,225	112,858,057
Reportable segment liabilities	93,356,226	3,589,597	(763,176)	-	96,182,647

*Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical areas are analyzed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	59,563,056	57,296,742	56,104,204
Regional (Hong Kong, Macau and Taiwan)	3,910,530	3,704,064	3,771,339
International	24,771,414	24,252,511	22,527,587

Total	88,245,000	85,253,317	82,403,130

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered in the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2013	2012	2011
	Note	RMB’000	RMB’000	RMB’000
			Restated	Restated
Revenue
Reportable segment revenue		88,009,236	86,409,257	84,503,597
- Reclassification of business tax and expired sales in advance of carriage	(i)	235,764	(315,933)	(1,571,375)
- Adjustment of business combination under common control		-	(840,007)	(529,092)

Consolidated revenue		88,245,000	85,253,317	82,403,130

		2013	2012	2011
	Note	RMB’000	RMB’000	RMB’000
			Restated	Restated
Profit before income tax
Reportable segment profit		2,220,566	3,238,556	4,932,277
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3,466)	(21,958)	(9,288)
- Adjustments of business combination under common control		-	(618)	(65)
- Others		-	(79,392)	8,420

Consolidated profit before income tax		2,217,100	3,136,588	4,931,344

		2013	2012	2011
	Note	RMB’000	RMB’000	RMB’000
			Restated	Restated
Assets
Reportable segment assets		137,776,513	121,670,628	112,858,057
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	49,434	52,901	74,859
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242,100	2,242,100	2,242,100
- Adjustment of business combination under common control		-	(76,969)	(31,080)
- Others		1	-	(343,785)

Consolidated assets		140,068,048	123,888,660	114,800,151

		2013	2012	2011
	Note	RMB’000	RMB’000	RMB’000
			Restated	Restated
Liabilities
Reportable segment liabilities		111,485,790	102,226,396	96,182,647
- Adjustment of business combination under common control		-	(72,908)	(29,095)
- Others		-	-	(79,393)

Consolidated liabilities		111,485,790	102,153,488	96,074,159

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Gain arising from fair value movements of derivatives financial instruments
- Interest rate swap and forward foreign exchange contracts (Note 39(a))	16,262	15,755	19,541
- Others	2,076	9,076	67,310

	18,338	24,831	86,851

9	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		Restated	Restated

Wages, salaries, bonus and allowances	10,488,942	9,375,882	7,844,297
Employee welfare and benefits	362,689	428,791	335,464
Pension and medical insurance
(Note 37(a) & (b))	1,483,000	1,262,017	1,142,167
Post-retirement benefits (Note 37(c))	182,789	457,591	387,859
Staff housing fund (Note 38(a))	718,484	607,336	544,674
Staff housing allowances (Note 38(b))	217,880	171,241	171,375

	13,453,784	12,302,858	10,425,836

Details of the emoluments paid to the Company’s directors and supervisors were as follows:

		2013
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	713	-	713
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	639	-	639
Tang Bing	604	-	604
Luo Zhuping**	391	-	391

Independent non-executive Directors
Liu Keya	120	-	120
Wu Xiaogen	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120
Li Ruoshan***	60	-	60
Ma Weihua***	30	-	30

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Liu Jiashun	-	-	-
Feng Jinxiong	422	-	422
Yan Taisheng	384	-	384
Ba Shengji**&***	325	-	325

Total	3,928	-	3,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	WAGES, SALARIES AND BENEFITS (cont’d)

	2012
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	697		697
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	625	-	625
Tang Bing	592	-	592
Luo Zhuping	402	-	402

Independent non-executive Directors
Liu Keya	97	-	97
Wu Xiaogen	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Liu Jiashun	-	-	-
Feng Jinxiong	396	-	396
Yan Taisheng	344	-	344

Total	3,393	-	3,393

	2011
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	670		670
Li Yangmin***	636	-	636
Luo Zhuping	559	-	559
Li Jun*&**	-	-	-
Luo Chaogeng*&**	-	-	-

Independent non-executive Directors
Liu Keya	97	-	97
Wu Xiaogen	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120

Supervisors
Yu Faming*&***	-	-	-
Feng Jinxiong	366	-	366
Yan Taisheng	317	-	317
Liu Jiashun*	-	-	-
Liu Jiangbo*&**	-	-	-
Xu Zhao*	-	-	-

Total	2,885	-	2,885

*These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**These directors and officials of the Company retired or resigned during the years ended December 31, 2013, 2012 and 2011.

*** These directors and officials of the Company were newly appointed during the years ended December 31, 2013, 2012 and 2011.

During the years ended December 31, 2013, 2012 and 2011, no directors and supervisors waived their emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	IMPAIRMENT CHARGE/(REVERSAL)

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Reversal of impairment charge on flight equipment spare parts (Note (a))	(20,386)	(103,337)	26,100
Impairment charges on assets classified as held for sale (Note (b))	50,039	-	612,216
Impairment charges on property, plant and equipment	14,801	89,870	-
Impairment charges on other long-term assets (Note (c))	113,787	-	-
Impairment charges on available-for-sale financial assets	27,616	-	-

	185,857	(13,467)	638,316

Note:

(a)	After acquisition of Shanghai Airlines Co., Ltd. in 2010, the Company has reviewed the composition of its aircraft fleet, aiming to simplify the models of aircraft and maximize operation efficiencies. In 2012, the Company has defined the main model of aircraft for future operation and signed series of contracts to dispose other models of aircraft between 2014 and 2016. As a consequence, the Company has reassessed the provision for the flight equipment spare parts in relation to the main models of aircraft and also the spare parts in relation to the aircraft to be disposed, and reversed provision of RMB103 million during the year ended December 31, 2012 in accordance with the reassessment results.

(b)	In December 2011, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months were recognized as assets classified as held for sale at December 31, 2011, and an impairment loss of approximately RMB612 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell.

In 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months were recognized as assets classified as held for sale at December 31, 2013, and an impairment loss of approximately RMB50 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 43).

(c)	An impairment loss of approximately RMB114 million was made against other long-term assets of a subsidiary for the year ended December 31, 2013 by reference to the projected future cash flows of respective cash-generating-unit (“CGU”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following items:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Amortization of intangible assets	56,518	38,404	26,167
Depreciation of property, plant and equipment
– owned	5,914,571	5,073,307	4,523,903
– leased (finance leases)	2,203,189	2,397,541	2,361,919
Amortization of lease prepayments	51,920	47,658	41,777
Consumption of flight equipment spare parts	755,120	747,268	739,663
Reversal of impairment of trade and other receivables	(1,991)	(6,872)	161,048
Auditors’ remuneration	14,500	12,880	16,100

12	FINANCE INCOME

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Exchange gains, net (Note)	1,976,329	147,836	1,872,369
Interest income	148,111	200,765	151,633

	2,124,440	348,601	2,024,002

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

13	FINANCE COSTS

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Interest on bank borrowings	1,189,803	1,359,644	1,379,452
Interest relating to obligations under finance leases	335,406	411,547	268,487
Interest on bonds and debentures	339,480	149,425	40,833
Interest relating to bills payable	74,601	73,855	34,289

	1,939,290	1,994,471	1,723,061

Less: amounts capitalized into advanced payments on acquisition of aircraft (Note)	(384,865)	(296,997)	(253,027)
amounts capitalised into construction in progress (Note)	(5,803)	-	(7,307)

	1,548,622	1,697,474	1,462,727

Note:

The average interest rate used for interest capitalization was 2.75% per annum for the year ended December 31, 2013 (2012: 3.73%; 2011: 3.84%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INCOME TAX

Income tax charged to the profit or loss was as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		Restated	Restated

Provision for PRC income tax	347,561	214,944	255,947
Deferred taxation (Note 36)	(223,280)	(7,537)	10,466

	124,281	207,407	266,413

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008 the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended December 31, 2012 the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2011: 24%). Other subsidiaries of the Company, except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2011: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2011: 25%) under the New CIT Law.

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoys the reduced tax rate of 15% from January 1, 2011.

The Company and subsidiaries except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2012: 16.5%, 2011: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2012: 25%, 2011: 25%).

Tax on the Group’s consolidated profit or loss differed from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		Restated	Restated

Profit before income tax	2,217,100	3,136,588	4,931,344
Adjusted by:
Share of result of associates and joint ventures	(64,923)	(133,169)	(106,872)

	2,152,177	3,003,419	4,824,472

Tax calculated at the tax rate of 25% (2012: 25%; 2011:24%)	538,044	750,855	1,157,873
Effect attributable to subsidiaries charged at tax rates of 15% or 16.5% (2012: 15% or 16.5%; 2011: 25% or 16.5%))	(41,660)	(48,669)	10,637
Income not subject to tax	-	-	(12,426)
Expenses not deductible for tax purposes	19,179	12,989	31,858
Utilization of previously unrecognized tax losses	(327,427)	(654,996)	(1,222,570)
Unrecognized tax losses for the year	175,114	210,777	95,291
(Realization of)/unrecognized of deductible temporary differences for the year	(238,969)	(63,549)	205,750

Tax charge	124,281	207,407	266,413

Effective tax rate	5.61%	6.61%	5.40%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2013, 2012 and 2011, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15	DIVIDENDS

The Board has not recommended any dividend for the years ended December 31, 2013, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB674 million (2012: RMB2,767 million (restated); 2011: RMB4,437 million (restated)).

17	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity shareholders of the Company of RMB2, 373million (2012: RMB3,072 million (restated); 2011: RMB4,661 million (restated)) and the weighted average number of shares of 12,091,881,000 (2012: 11,276,538,860; 2011: 11,276,538,860) in issue during the year ended December 31, 2013. The Company had no potentially dilutive option or other instruments relating to the ordinary shares.

18	INTANGIBLE ASSETS

	Goodwill	Computer
	(Note)	software	Total
	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2012	11,269,695	263,792	11,533,487
Additions	-	133,913	133,913
At December 31, 2012	11,269,695	397,705	11,667,400

At January 1, 2013	11,269,695	397,705	11,667,400
Additions	-	98,069	98,069
Disposals	-	(619)	(619)
At December 31, 2013	11,269,695	495,155	11,764,850

Accumulated amortization
At January 1, 2012	-	179,897	179,897
Charge for the year	-	38,404	38,404
At December 31, 2012	-	218,301	218,301

At January 1, 2013	-	218,301	218,301
Charge for the year	-	56,518	56,518
Disposals	-	(76)	(76)
At December 31, 2013	-	274,743	274,743

Net book amount
At December 31, 2012	11,269,695	179,404	11,449,099
At December 31, 2013	11,269,695	220,412	11,490,107

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, goodwill was allocated to the airline transportation operations, the principal CGU that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU was principally based on the Company’s fair value, which was determined by reference to the observable quoted market price of the Company’s shares less the costs of disposal. No impairment for the goodwill was required based on the Company’s fair value as at the reporting dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2013	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
Transfers from construction in progress	-	-	661,783	93,320	(755,103)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	10,100,499	3,143,998	-	-	-	13,244,497
Additions	2,443,661	2,341,123	7,862	472,167	1,277,592	6,542,405
Transfer to assets classified as held for sale	(624,936)	-	-	-	-	(624,936)
Transfer to other long-term assets	-	-	-	-	(450,571)	(450,571)
Disposals	(2,752,665)	(735,723)	(3,041)	(199,088)	-	(3,690,517)
At December 31, 2013	76,671,321	47,667,867	7,485,661	6,435,231	2,077,565	140,337,645

Accumulated depreciation
At January 1, 2013	26,184,035	10,335,309	1,523,289	3,834,611	-	41,877,244
Charge for the year	5,270,670	2,203,189	246,269	397,632	-	8,117,760
Transfer to assets classified as held for sale	(231,143)	-	-	-	-	(231,143)
Disposals	(2,365,298)	(676,161)	(208)	(102,714)	-	(3,144,381)
At December 31, 2013	28,858,264	11,862,337	1,769,350	4,129,529	-	46,619,480

Impairment
At January 1, 2013	790,846	107,770	-	550	21,596	920,762
Charge for the year	6,975	-	-	7,826	-	14,801
At December 31, 2013	797,821	107,770	-	8,376	21,596	935,563

Net book amount
At December 31, 2013	47,015,236	35,697,760	5,716,311	2,297,326	2,055,969	92,782,602
At January 1, 2013	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2012	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Transfers from construction in progress	-	-	1,584,745	69,657	(1,654,402)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	4,716,802	1,982,177	-	-	-	6,698,979
Sales and finance leased back	(1,583,999)	1,583,999	-	-	-	-
Additions	5,443,597	2,862,007	3,721	562,357	1,576,395	10,448,077
Other decrease	(25,656)	(664,141)	-	-	-	(689,797)
Transfer to other long-term assets	-	-	-	-	(55,506)	(55,506)
Disposals	(906,650)	(486,316)	(7,079)	(195,284)	-	(1,595,329)
At December 31, 2012	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767

Accumulated depreciation
At January 1, 2012	22,677,254	8,391,720	1,293,602	3,538,955	-	35,901,531
Charge for the year	4,394,601	2,397,541	234,749	443,957	-	7,470,848
Sales and finance leased back	(32,363)	32,363	-	-	-	-
Disposals	(855,457)	(486,315)	(5,062)	(148,301)	-	(1,495,135)
At December 31, 2012	26,184,035	10,335,309	1,523,289	3,834,611	-	41,877,244

Impairment
At January 1, 2012	721,101	107,770	-	550	21,596	851,017
Charge for the year	89,870	-	-	-	-	89,870
Disposals	(20,125)	-	-	-	-	(20,125)
At December 31, 2012	790,846	107,770	-	550	21,596	920,762

Net book amount
At December 31, 2012	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761
At January 1, 2012	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795

Note:

As at December 31, 2013, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB24,306 million (2012: approximately RMB22,544 million, 2011: approximately RMB18,317 million) were pledged as collateral under certain loan arrangements (Note 33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	LEASE PREPAYMENTS

	December 31,
	2013	2012
	RMB’000	RMB’000

Cost
At January 1	2,154,508	1,796,276
Additions	438,056	358,232
Disposals	(15,425)	-
At December 31	2,577,139	2,154,508

Accumulated amortization
At January 1	372,662	325,004
Charge for the year	51,920	47,658
Disposals	(2,087)	-
At December 31	422,495	372,662

Net book amount
At December 31	2,154,644	1,781,846

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2013, the majority of these land use rights had remaining terms ranging from 33 to 50 years (2012: from 34 to 50 years).

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2013	2012
	RMB’000	RMB’000

At January 1	11,894,891	10,968,344
Payment during the year	17,261,022	7,328,529
Interest capitalized (Note 13)	384,865	296,997
Transfers to property, plant and equipment (Note 19)	(13,244,497)	(6,698,979)

At December 31	16,296,281	11,894,891

Included in the Group’s balances as at December 31, 2013, the amounts of accumulated interest capitalized were approximately RMB504 million (2012: RMB630 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	INVESTMENTS IN ASSOCIATES

	December 31,
	2013	2012
	RMB’000	RMB’000

Unlisted investments, at cost	852,896	620,329
Share of results/ reserves	211,512	213,143

	1,064,408	833,472

The movements on investments in associates were as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000

At January 1	833,472	837,589
Addition through the acquisition of associates	236,725	-
Share of results of associates	38,335	103,209
Share of revaluation on available-for-sale financial assets held by an associate	(2,931)	2,188
Disposal of associates	(3,372)	(2,439)
Dividend received/declared during the year	(37,821)	(107,075)

At December 31	1,064,408	833,472

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2013		2012		2013	2012
		RMB’000		RMB’000

Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	PRC December 6, 1995		400,000		400,000	25%	25%	Provision of financial services to Group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003		350,000		350,000	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”) (Note)	PRC March 28, 2008	USD	39,500	USD	39,500	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992		166,575		166,575	20%	20%	Provision of property development and management

Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC June 9, 1993		80,000		80,000	45%	45%	Provision of aviation equipment, spare parts purchase

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4, 1986		200,000		50,000	45%	45%	Provision of aviation advertising agency services

Collins Aviation Maintenance Service Shanghai Ltd.	PRC September 27, 2002	USD	7,000	USD	7,000	35%	35%	Provision of airline electronic product maintenance services

Jetstar Hong Kong Airways	Hong Kong	USD	198,000	USD	198,000	33%	50%	Provision of airline services
Ltd(“Jetstar”).	September 4, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	INVESTMENTS IN ASSOCIATES (cont’d)

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”). Shanghai P&W has a registered capital of approximately USD40 million in which the Company holds a 51% interests. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2013	2012
	RMB’000	RMB’000

Share of the associates’ profit for the year	38,335	103,209
Share of the associates’ other comprehensive (loss)/income	(2,931)	2,188
Share of the associates’ total comprehensive income	35,404	105,397
Aggregate carrying amount of the
Group’s investments in the associates	1,064,408	833,472

23	INVESTMENTS IN JOINT VENTURES

	2013	2012
	RMB’000	RMB’000

Unlisted investments, at cost	293,740	323,238
Share of results/reserves	139,284	94,921

	433,024	418,159

The movements on investments in jointly ventures were as follows

	2013	2012
	RMB’000	RMB’000

At January 1	418,159	423,256
Share of results	26,588	29,960
Disposal of joint ventures	(437)	-
Dividend received/declared during the year	(11,286)	(35,057)

At December 31	433,024	418,159

Particulars of the principal jointly ventures, all of which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2013		2012		2013	2012
		RMB’000		RMB’000
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note)	PRC September 28, 2004	USD	73,000	USD	73,000	51%	51%	Provision of repair and maintenance Services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC December 28, 1995	USD	2,100	USD	2,100	40%	40%	Provision of spare parts repair and maintenance Services
Eastern China Kaiya System Integration Co., Ltd.	PRC May 21, 1995		10,000		10,000	41%	41%	Provision of computer systems development and maintenance services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	INVESTMENTS IN JOINT VENTURES (cont’d)

Notes:

Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated March 10, 2003, the Company agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2013	2012
	RMB’000	RMB’000

Share of the joint ventures’ profit for the year	26,588	29,960
Share of the joint ventures’ total comprehensive income	26,588	29,960
Aggregate carrying amount of the
Group’s investments in the joint ventures	433,024	418,159

24	OTHER LONG-TERM ASSETS

	December 31,
	2013	2012
	RMB’000	RMB’000

Deposits relating to aircraft held under operating leases	669,560	807,543
Deferred pilot recruitment costs (Note)	1,111,325	869,082
Other long-term assets	588,265	281,631

	2,369,150	1,958,256

Notes:

Deferred pilot recruitment costs mainly represent the cost bore by the Group in connection with securing certain minimum periods of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of five years, starting from when the pilot joints the Group.

25	FLIGHT EQUIPMENT SPARE PARTS

	December 31,
	2013	2012
	RMB’000	RMB’000

Flight equipment spare parts	2,962,339	2,765,291
Less: provision for spare parts	(656,927)	(677,313)

	2,305,412	2,087,978

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value was estimated based on current market condition, historical experience and Company’s future operation plan for the aircraft and related spare parts.

	December 31,
	2013	2012
	RMB’000	RMB’000

At January 1	677,313	950,844
Provision written off in relation to disposal of spare parts	-	(170,194)
Reversal of impairment of spare parts (Note 10)	(20,386)	(103,337)

At December 31	656,927	677,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000

Within 90 days	2,771,445	2,851,736
91 to 180 days	610,322	68,488
181 to 365 days	147,812	35,995
Over 365 days	192,786	208,770
	3,722,365	3,164,989
Less: provision for impairment of receivables	(197,819)	(202,808)

Trade receivables	3,524,546	2,962,181

Balances with related companies included in trade receivables are summarized in Note 46(c)(i).

The carrying amounts of the trade receivables approximated their fair value.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there are no recent history of default.

As at December 31, 2013, trade receivables of RMB295 million (2012: RMB137 million) were past due but not impaired. These relate to a number of independent sales agents for whom there are no recent history of default. The Group holds cash deposits of RMB447 million (2012: RMB680 million) from these agents. The aging analysis of these trade receivables was as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000

Within 90 days	148,262	48,017
91 to 180 days	88,601	52,997
181 to 365 days	57,744	35,995

	294,607	137,009

As at December 31, 2013, trade receivables of RMB154 million (2012: RMB167 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(s).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	TRADE RECEIVABLES (cont’d)

The aging of impaired receivables was as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000
181 to 365 days overdue	59,210	15,490
1 to 2 years overdue	28,328	22,714
Over 2 years overdue	164,458	186,057

	251,996	224,261

Movements on the Group’s provision for impairment of trade receivables were as follows:

	2013	2012
	RMB’000	RMB’000
At January 1	203,220	233,055
Receivables written off during the year as uncollectible	(679)	(30,064)
Reversal of impairment of receivables	(4,722)	(183)

At December 31	197,819	202,808

The net impact of creation and release of provisions for impaired receivables have been included in ‘Reversal of impairment of trade and other receivables’ in the profit or loss (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The carrying amounts of the Group’s trade receivables were denominated in the following currencies:

	December 31,
	2013	2012
	RMB’000	RMB’000
Currency
Renminbi	3,229,939	2,510,514
Japanese Yen	41,074	161,020
US Dollars	121,017	119,362
Euro	157,105	156,354
Hong Kong Dollars	63,636	66,565
Other currencies	109,594	151,174

	3,722,365	3,164,989

The maximum exposure to credit risk at the reporting date was the carrying amount of receivable shown above.

27	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2013	2012
	RMB’000	RMB’000

VAT recoverable	979,013	920,135
Rebate receivables on aircraft acquisitions	574,235	676,126
Amounts due from related companies (Note 46(c)(i))	201,432	402,844
Prepaid aircraft operating lease rentals	304,899	314,600
Rental deposits	300,396	236,508
Others	1,988,974	1,106,486

Subtotal	4,348,949	3,656,699
Less: bad debt provision	(290,782)	(288,051)

	4,058,167	3,368,648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	2013	2012
	RMB’000	RMB’000

Bank deposits with original maturity over three months but less than a year	167,314	1,657,568
Restricted bank deposits	215,749	68,683

	383,063	1,726,251

Note:
As at December 31, 2013, the deposits bore effective interest rates ranging from 0.35% to 4.65% per annum (2012: from 2.85% to 4.65% per annum).

The carrying amounts of the Group’s restricted bank deposits and short-term bank deposits were denominated in the following currencies:

	December 31,
	2013	2012
	RMB’000	RMB’000

Renminbi	198,170	1,625,891
Japanese Yen	-	39,724
US Dollars	180,967	16,082
Hong Kong Dollars	-	15,973
Euro	-	9,818
Other currencies	3,926	18,763

	383,063	1,726,251

29	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2013	2012
	RMB’000	RMB’000

Renminbi	1,493,804	1,933,933
US Dollars	280,800	372,388
Euro	31,840	38,172
Japanese Yen	22,036	30,451
Hong Kong Dollars	31,932	25,528
Other currencies	134,566	111,224

	1,994,978	2,511,696

30	TRADE AND BILLS PAYABLE

The aging analyses of trade and bills payable was as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000

Within 90 days	2,309,391	1,473,087
91 to 180 days	245,085	397,815
181 to 365 days	416,240	675,630
1 to 2 years	172,268	378,922
Over 2 years	320,032	149,871

	3,463,016	3,075,325

As at December 31, 2013, the trade and bills payable balances of the Group included amounts due to related companies of RMB996 million (2012: RMB1,950 million) (Note 46(c)(ii)).

As at December 31, 2013, bills payable amounted to RMB40 million (2012: RMB250 million), which were secured and repayable within six months.
F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	OTHER PAYABLES AND ACCRUALS

	December 31,
	2013	2012
	RMB’000	RMB’000

Accrued salaries, wages and benefits	2,459,058	2,210,517
Accrued take-off and landing charges	1,749,561	2,127,855
Accrued fuel cost	2,366,054	2,175,948
Accrued expenses related to aircraft overhaul conducted	1,806,836	1,675,056
Duties and levies payable	1,539,769	1,574,574
Other accrued operating expenses	3,181,802	2,038,930
Deposits received from ticket sales agents	780,241	680,318
Current portion of other long-term liabilities (Note 35)	368,225	314,996
Staff housing allowance (Note 38(b))	360,197	391,358
Amounts due to related companies (Note 46(c)(ii))	702,580	194,884
Current portion of post-retirement benefit obligations (Note 37(c))	203,508	85,800
Other payables	2,628,043	2,785,989

	18,145,874	16,256,225

32	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2013, the Group had 111 aircrafts (2012: 98 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

	December 31,2013		December 31,2012
	Minimum lease Payments	Present values of minimum lease payments	Minimum lease payments	Present values of minimum lease payments
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,446,098	2,980,398	3,004,452	2,605,269
In the second year	3,374,964	2,964,821	3,059,744	2,704,168
In the third to fifth years, inclusive	9,751,595	8,650,607	8,685,669	7,924,892
After the fifth year	8,956,378	8,539,322	9,027,940	8,623,649

Total	25,529,035	23,135,148	23,777,805	21,857,978
Less:
amount repayable within one year	(3,446,098)	(2,980,398)	(3,004,452)	(2,605,269)

Long-term portion	22,082,937	20,154,750	20,773,353	19,252,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	BORROWINGS

	December 31,
	2013	2012
	RMB’000	RMB’000

Non-current
Long-term bank borrowings
– secured (Note (a))	12,743,594	15,780,892
– unsecured (Note (b))	7,586,243	4,815,271
Guaranteed bonds (Note (c))	6,985,406	2,500,000
	27,315,243	23,096,163

Current
Current portion of long-term bank borrowings
– secured (Note (a))	2,118,724	2,612,055
– unsecured (Note (b))	6,741,080	7,147,656
Short-term bank borrowings
– unsecured (Note (b))	7,925,383	8,880,244
Short-term debentures (Note (d))	4,000,000	4,000,000
Guaranteed bonds (Note (c))	2,500,000	-
	23,285,187	22,639,955

Total borrowings	50,600,430	45,736,118

The borrowings are repayable as follows:

Within one year	23,285,187	22,639,955
In the second year	6,605,737	7,272,821
In the third to fifth year inclusive	9,951,677	7,905,631
After the fifth year	10,757,829	7,917,711

Total borrowings	50,600,430	45,736,118

Notes:

(a)	As at December 31, 2013, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate net book amount of RMB24,306 million (2012: RMB22,544 million) (Note 19).

(b)	Certain unsecured bank borrowings of the Group guaranteed by CEA Holding was nil (2012: RMB95 million) (Note 46(d)).

(c)	On August 8, 2011, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas HK”), a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum, which is payable semi-annually. The principle of the bonds will mature and be repayable on August 8, 2014. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principle of the bonds will mature and be repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On June 5, 2013, Eastern Air Overseas HK, issued three-year guaranteed bonds with a principal amount of RMB2.2 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.875% per annum, which is payable semi-annually. The principle of the bonds will mature and become repayable on June 5, 2016. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(d)	On June 5, 2013, the Company issued short-term debentures with a principal of RMB4 billion with a maturity of 270 days. The debentures bear interest at the rate of 3.95% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	BORROWINGS (cont’d)

The terms of the long-term borrowings were summarized as follows:

	Interest rate and final	2013	2012
Currency	maturities	RMB’000	RMB’000

Long-term bank borrowings

RMB denominated	interest rates ranging from 5.535% to 6.40% with final maturities through to 2023	735,684	3,953,340

USD denominated	interest rates ranging from 6 months libor 0.05% to 6 months libor 5.3% with final maturities through to 2022	28,453,957	26,402,534

Guaranteed bonds

RMB denominated	interest rates ranging from 3.875% to 5.05% with final maturities through 2023	9,485,406	2,500,000

Total long-term borrowings		38,675,047	32,855,874

Short-term borrowings of the Group are repayable within one year. As at December 31, 2013, the interest rates relating to such borrowings ranged from 1.69% to 4.80% per annum (2012: 1.11% to 6.56% per annum).

The carrying amounts of the borrowings were denominated in the following currencies:

	December 31,
	2013	2012
	RMB’000	RMB’000

Renminbi	15,386,090	13,827,340
US Dollars	35,214,340	31,605,345
Japanese Yen	-	303,433

	50,600,430	45,736,118

34	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,
	2013	2012
	RMB’000	RMB’000

At January 1	3,798,762	3,299,126
Additional provisions	871,616	872,770
Utilization	(453,212)	(373,134)

At December 31	4,217,166	3,798,762
Less: current portion	(1,453,985)	(734,205)

Long-term portion	2,763,181	3,064,557

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2013 and 2012 represented the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	OTHER LONG-TERM LIABILITIES

	December 31,
	2013	2012
	RMB’000	RMB’000

Fair value of unredeemed points awarded under the Group’s frequent flyer program	1,732,406	1,624,248
Long-term duties and levies payable relating to finance leases	909,368	209,727
Other long-term payables	128,327	116,558
	2,770,101	1,950,533

Less: current portion included in other payables and accrued expenses (Note 31)	(368,225)	(314,996)

Long-term portion	2,401,876	1,635,537

36	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the statements of financial position:

	December 31,
	2013	2012
	RMB’000	RMB’000
		Restated
Deferred tax assets
– Deferred tax asset to be utilized after 12 months	259,411	123,805
– Deferred tax asset to be utilized within 12 months	130,055	853

	389,466	124,658

Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(29,550)	(29,326)

Net deferred tax assets	359,916	95,332

Movements in the net deferred tax assets were as follows:

	2013	2012
	RMB’000	RMB’000
		Restated

At January 1	95,332	76,361
Credited to profit or loss (Note 14)	223,280	7,537
Credited to OCI	41,304	11,434

At December 31	359,916	95,332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DEFERRED TAXATION (cont’d)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2013	2012
	RMB’000	RMB’000
		Restated
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	23,983	40,408
Impairment provision for receivables	19,209	23,950
Impairment provision for property, plant and equipment	39,461	43,222
Derivative financial instruments	16,927	20,339
Provision for wages	146,431	-
Provision for post-retirement benefits	425,801	266,677
	671,812	394,596
Deferred tax liabilities:
Depreciation and amortization	(294,969)	(294,745)
Derivative financial instruments	(16,927)	(4,519)
	(311,896)	(299,264)

	359,916	95,332

Movements of the net deferred tax assets of the Group for the year:

	At the	(Charged)/		At the
	beginning of	credited to	Credited	end of
	the year	profit or loss	to OCI	the year
	RMB’000	RMB’000	RMB’000	RMB’000
	Restated

For the year ended December 31, 2013
Impairment provision for obsolete flight equipment spare parts	40,408	(16,425)	-	23,983
Impairment provision for receivables	23,950	(4,741)	-	19,209
Impairment provision for property, plant and equipment	43,222	(3,761)	-	39,461
Derivative financial instruments	20,339	(3,412)	-	16,927
Provision for wages	-	146,431	-	146,431
Provision for post-retirement benefits	266,677	117,820	41,304	425,801
	394,596	235,912	41,304	671,812

Depreciation and amortization	(294,745)	(224)	-	(294,969)
Derivative financial instruments	(4,519)	(12,408)	-	(16,927)
	(299,264)	(12,632)	-	(311,896)

Net deferred tax assets	95,332	223,280	41,304	359,916

	At the	(Charged)/		At the
	beginning of	credited to	Credited	end of
	the year	profit or loss	to OCI	the year
	RMB’000	RMB’000	RMB’000	RMB’000
	Restated	Restated	Restated	Restated

For the year ended December 31, 2012
Impairment provision for obsolete flight equipment spare parts	70,071	(29,663)	-	40,408
Impairment provision for receivables	34,745	(10,795)	-	23,950
Impairment provision for property, plant and equipment	78,286	(35,064)	-	43,222
Derivative financial instruments	29,201	(8,862)	-	20,339
Provision for post-retirement benefits	291,630	(36,387)	11,434	266,677
	503,933	(120,771)	11,434	394,596

Depreciation and amortization	(426,481)	131,736	-	(294,745)
Derivative financial instruments	(1,091)	(3,428)	-	(4,519)
	(427,572)	128,308	-	(299,264)

Net deferred tax assets	76,361	7,537	11,434	95,332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DEFERRED TAXATION (cont’d)

As at each reporting date, the Group had following balances in respect of which no deferred tax assets have been recognized:

	December 31,
	2013		2012
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB’000	RMB’000	RMB’000	RMB’000
			Restated	Restated

Tax losses carried forward	1,309,826	5,239,305	1,542,223	6,168,893
Other deductible temporary differences	1,831,626	7,326,504	1,622,600	6,490,400
Total unrecognized deferred tax assets	3,141,452	12,565,809	3,164,823	12,659,293

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2014 and 2018.

As at December 31, 2013, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operation results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognized.

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS

(a)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees’ salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended December 31, 2013, the Group’s pension cost charged to the profit or loss amounted to RMB1,005 million (2012: RMB871 million).

(b)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee’s basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended December 31, 2013, the Group’s medical insurance contributions charged to the profit or loss amounted to RMB478 million (2012: RMB391 million).

(c)	Post-retirement benefits

In addition to the above schemes, the Group provides retirees with other post-retirement benefits, including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employee turnover rate and etc.

Except that Shanghai Airlines requires contributions to be made to a separately administered fund, the Company and other subsidiaries do not require contributions to be made to the separately administered fund. The plan assets of Shanghai Airlines have the legal form of a foundation and they are administrated by independent trustees with the assets held separately from those of the Group. The trustees are responsible for the determination of the investment strategy of the plan.

The trustees review the level of funding in the plan. Such a review mainly includes investment risk management policy. The investment portfolio has a mix of 53.45% in bonds, 19.59% in funds, 6.72% in resale securities, 2.64% in equity and 17.6% other investments.

The plan is exposed to interest rate risk, the risk of changes in the life expectancy for pensioners and securities market risk.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2013 with assistance from a third-party consultant using the projected unit credit actuarial valuation method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (cont’d)

The post-retirement benefit obligations recognized in the consolidated statements of financial position were as follows:

	2013	2012
	RMB’000	RMB’000
		Restated

Post-retirement benefit obligations	5,818,801	6,233,652
Less: current portion	(203,508)	(85,801)

Long-term portion	5,615,293	6,147,851

The principal actuarial assumptions utilised as at the end of the reporting periods were as follows:

	2013	2012
Discount rate for internal retirees’ benefits before
normal retirement	4.50%	4.30%
Discount rate for post-retirement benefits	5.15%	4.35%
Employee turnover rate	3.00%	3%-3.25%
Mortality rate	100% of China Insurance Life Mortality Table (2000-2003). CL3 for Male and CL4 for Female	9.83%
Annual increase rate of medical expenses due to age	2.50%	5.00%
Annual increase rate of post-retirement medical expenses	7.00%	7.00%
Annual salary increase rate of active employees	0.50%	0.50%

The actuarial valuation showed that the market value of plan assets was RMB122.6 million (2012: RMB89.9 million), and that the actuarial value of these assets represented 35.92% of the benefits that had accrued to qualifying employees.

A quantitative sensitivity analysis for the Group for significant assumptions as at December 31, 2013 is shown below:

		Increase/		Increase/
		(decrease)		(decrease)
		in net defined		in net defined
	Increase	benefit	Decrease	benefit
	in rate	obligation	in rate	obligation
	%	RMB’000%		RMB’000

Discount rate for post-retirement benefits	0.25	(248,630)	0.25	266,644
Discount rate for internal retirees' benefits before normal retirement	0.25	(248,630)	0.25	266,644
Annual increase rate of pension benefits	1.00	920,537	1.00	(714,989)
Annual increase rate of medical expenses	1.00	300,978	1.00	(224,374)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting periods.

The major categories of the fair value of the total plan assets of the Group were as follows:

	2013	2012
	RMB'000	RMB'000

Equity instruments	3,234	2,273
Debt instruments	65,539	47,470
Fund investments	24,022	29,627
Other investments	21,582	2,141
Resalable securities	8,241	8,308

Total	122,618	89,819

Expected contributions to be made in the future years out of the post-retirement defined benefit obligations were as follows:

	2013	2012
	RMB'000	RMB'000

Within the next 12 months	212,999	212,210
Between 2 and 5 years	914,989	886,844
Between 5 and 10 years	1,306,385	253,779
Over 10 years	15,929,832	12,870,677

Total expected payments	18,364,205	14,223,510

The average duration of the post-retirement benefit at the end of 2013 was 19 years (2012: 18.4 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (cont’d)

The movements in the defined benefit obligations and the fair value of plan assets were as follows:

2013

	Pension cost charged/(credited) to profit or loss				Remeasurement (gains)/losses in other comprehensive income
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
		Service cost/		included	changes in	changes in		in other
	January 1	investment	Net	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31
	2013	income	interest	or loss	assumptions	assumptions	adjustments	income	paid	2013
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Defined benefit obligations	6,323,471	(59,704)	276,484	216,780	(593,165)	491,776	(324,783)	(426,172)	(172,660)	5,941,419

Fair value of plan assets	(89,819)	(28,721)	(5,270)	(33,991)	-	-	-	-	1,192	(122,618)

Benefit liability	6,233,652	(88,425)	271,214	182,789	(593,165)	491,776	(324,783)	(426,172)	(171,468)	5,818,801

2012

	Pension cost charged to profit or loss (Restated)				Remeasurement (gains)/losses in other comprehensive income (Restated)
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
		Service cost/		included	changes in	changes in		in other
	January 1	investment	Net	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31
	2012	loss	interest	or loss	assumptions	assumptions	adjustments	income	paid	2012
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Defined benefit obligations	6,176,263	186,227	270,177	456,404	(268,115)	-	140,237	(127,878)	(181,318)	6,323,471

Fair value of plan assets	(92,450)	5,100	(3,913)	1,187	-	-	-	-	1,444	(89,819)

Benefit liability	6,083,813	191,327	266,264	457,591	(268,115)	-	140,237	(127,878)	(179,874)	6,233,652

The actual return in plan assets for 2013 amounted to RMB3.9 million (2012: RMB7.5 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2012: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2013, the Group’s contributions to the housing funds amounted to RMB718 million (2012: RMB607 million) which was charged to the consolidated profit or loss. The staff housing fund payable as at December 31, 2013 is RMB84 million (2012: RMB52 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at December 31, 2013, the present obligation of the provision for employee’s staff housing allowances is RMB360 million (2012: RMB391 million). For the year ended December 31, 2013, the staff housing benefit amounted to RMB218 million (2012: RMB171 million) which was charged to the consolidated profit or loss.

39	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

At December 31,
Interest rate swaps (Note (a))	54,902	-	124,194	295,005
Forward foreign exchange contracts (Note (b))	12,807	18,074	3,386	45,146
Total	67,709	18,074	127,580	340,151

Less: current portion
– Forward foreign exchange	-	(18,074)	(3,386)	(35,813)

Non-current portion	67,709	-	124,194	304,338

The maximum exposure to credit risk at the reporting dates is the fair value of the derivative assets in the statements of financial position.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2013, the notional amount of the outstanding interest rate swap agreements was approximately US$844 million (2012: US$929 million). These agreements will expire between 2014 and 2022.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statements of profit or loss and other comprehensive income as follows:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Realized losses (recorded in finance costs)	(73,245)	(99,169)	(118,016)
Unrealized mark to market losses
– cash flow hedges (recognized in OCI)	209,449	(47,128)	(133,526)
– fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	16,262	15,755	9,062

	152,466	(130,542)	(242,480)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	DERIVATIVES FINANCIAL INSTRUMENTS (cont’d)

(b)	Foreign exchange forward contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s foreign exchange forward contracts for selling foreign currency (i.e. Japanese Yen) and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other foreign exchange forward contracts are accounted for as fair value hedges. As at December 31, 2013, the notional amount of the outstanding currency forward contracts was approximately US$38 million (2012: US$58 million), which will expire between 2014 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statements of profit or loss and other comprehensive income as follows:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Realized gain/(loss) (recorded in finance income/(costs))	39,265	(12,407)	(10,406)
Unrealized mark to market gains
– cash flow hedges (recognized in OCI)	36,493	37,917	1,080
– fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	-	-	10,479

	75,758	25,510	1,153

40	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and Receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available for sale	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets

Balance, December 31, 2013
Available-for-sale financial assets	-	-	-	410,737	410,737
Derivative financial instruments	-	-	67,709	-	67,709
Trade receivables	3,524,546	-	-	-	3,524,546
Prepayments and other receivables excluding prepayments	1,940,508	-	-	-	1,940,508
Restricted bank deposits and short-term bank deposits	383,063	-	-	-	383,063
Cash and cash equivalents	1,994,978	-	-	-	1,994,978
Other long-term assets	1,030,801	-	-	-	1,030,801

Total	8,873,896	-	67,709	410,737	9,352,342

	Loans and Receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities

Balance, December 31, 2013
Borrowings	50,600,430	-	-	-	50,600,430
Obligations under finance leases	23,135,148	-	-	-	23,135,148
Derivative financial instruments	-	-	127,580	-	127,580
Trade and bills payable	3,463,016	-	-	-	3,463,016
Other payables and accrued expenses	12,294,994	-	-	-	12,294,994

Total	89,493,588	-	127,580	-	89,621,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	FINANCIAL INSTRUMENTS BY CATEGORY (cont’d)

	Loans and receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available for sale	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets

Balance, December 31, 2012
Available-for-sale financial assets	-	-	-	234,690	234,690
Derivative financial instruments	-	-	18,074	-	18,074
Trade receivables	2,962,181	-	-	-	2,962,181
Prepayments and other receivables excluding prepayments	2,544,967	-	-	-	2,544,967
Restricted bank deposits and short-term bank deposits	1,726,251	-	-	-	1,726,251
Cash and cash equivalents	2,511,696	-	-	-	2,511,696

Total	9,745,095	-	18,074	234,690	9,997,859

	Loans and Receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities

Balance,December 31, 2012
Borrowings	45,736,118	-	-	-	45,736,118
Obligations under finance leases	21,857,978	-	-	-	21,857,978
Derivative financial instruments	-	-	340,151	-	340,151
Trade and bills payable	3,075,325	-	-	-	3,075,325
Other payables and accrued expenses	16,256,225	-	-	-	16,256,225
Other long-term liabilities	209,727	-	-	-	209,727

Total	87,135,373	-	340,151	-	87,475,524

41	ISSUED CAPITAL

	December 31,
	2013	2012
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481,079	7,782,214
-Tradable shares held by CEA Holding with trading moratorium (Note)	241,548	-
-Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium (Note)	457,317	-
-Tradable shares without trading moratorium	7,782,214	7,782,214

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,193,190	3,494,325
-Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note)	698,865	-
-Tradable shares without trading moratorium	3,494,325	3,494,325

	12,674,269	11,276,539

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are registered ordinary shares and carry equal rights.

Note:

Newly issued shares during 2013 are all shares with a trading moratorium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42	RESERVES

	Share	Capital	Hedging	Other	Accumulated	Total
	Premium	reserve	reserve	reserve	losses
		(Note (a))	(Note 39)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				Restated	Restated	Restated

At January 1, 2012	18,161,319	(720,057)	(286,938)	(3,259,701)	(8,038,808)	5,855,815
Unrealized loss on cashflow hedges (Note 39)	-	-	(9,211)	-	-	(9,211)
Fair value movements of available-for-sale financial assets held by associates	-	-	-	2,188	-	2,188
Fair value movements of available-for-sale financial assets	-	-	-	(351)	-	(351)
Actuarial gain on post-retirement benefit obligations	-	-	-	157,238	-	157,238
Acquisition of non-controlling interests in subsidiaries	(490,151)	-	-	-	-	(490,151)
Profit attributable to equity shareholders of the Company	-	-	-	-	3,071,514	3,071,514
Others	343,786	-	-	-	-	343,786

At December 31, 2012	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828

At January 1, 2013	18,014,954	(720,057)	(296,149)	(3,100,626)	(4,967,294)	8,930,828
Unrealized gains on cashflow hedges (Note 39)	-	-	245,942	-	-	245,942
Fair value movements of available-for-sale financial assets held by associates	-	-	-	(2,931)	-	(2,931)
Fair value movements of available-for-sale financial assets	-	-	-	149,437	-	149,437
Actuarial gain on post-retirement benefit obligations	-	-	-	415,115	-	415,115
Profit attributable to equity shareholders of the Company	-	-	-	-	2,372,571	2,372,571
Issue of shares	2,174,661	-	-	-	-	2,174,661
Others	-	(57,576)	-	-	-	(57,576)

At December 31, 2013	20,189,615	(777,633)	(50,207)	(2,539,005)	(2,594,723)	14,228,047

Notes:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company’s listing.

43	ASSETS CLASSIFIED AS HELD FOR SALE

In December 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines with an aggregated carrying value of RMB344 million (after the impairment loss charge) ceased operation in 2013 and have been recognized as assets classified as held for sale at December 31, 2013. An impairment loss of approximately RMB50 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 10) for the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	NOTE TO STATEMENTS OF CONSOLIDATED CASH FLOWS

(a)	Cash generated from operations

	Year ended December 31.
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		Restated	Restated

Profit before income tax	2,217,100	3,136,588	4,931,344
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	8,174,278	7,509,252	6,911,989
Gain on disposals of property, plant and equipment	(316,184)	(101,196)	(35,851)
Gain on disposals of assets classified as held for sale	-	-	(2,585)
Gain on disposals of investment in subsidiaries	-	-	(230)
Gain on disposals of investment in associates	(8,555)	-	-
Share of results of associates	(38,335)	(103,209)	(75,435)
Share of results of joint ventures	(26,588)	(29,960)	(31,437)
Amortization of lease prepayments	51,920	47,658	41,777
Net foreign exchange gains	(1,976,329)	(147,836)	(1,872,369)
Gain arising from fair value movements of
derivative financial instruments	(16,263)	(15,755)	(49,183)
Consumption of flight equipment spare parts	787,423	747,268	739,663
Impairment reversal for trade and
other receivables	(1,577)	(6,872)	161,048
Provision for post-retirement benefits	182,789	581,775	478,502
Provision for return condition checks for
aircraft under operating leases	871,616	792,770	695,415
Impairment charge/(reversal)	185,857	(13,467)	638,316
Interest income	(148,111)	(200,765)	(151,633)
Interest expense	1,548,622	1,697,474	1,462,727

Operating profit before working capital changes	11,487,663	13,893,725	13,842,058

Changes in working capital
Flight equipment spare parts	(984,471)	(1,176,365)	(1,023,437)
Trade receivables	(557,376)	(427,908)	104,977
Prepayments and other receivables	(2,028,252)	(99,757)	1,613,610
Restricted bank deposits and short-term bank deposits	1,343,188	1,168,036	(945,157)
Sales in advance of carriage	440,104	(103,222)	619,794
Trade and bills payables	387,691	387,615	(1,601,517)
Other payables and accrued expenses	1,538,610	179,263	1,680,679
Other long-term liabilities	(94,313)	(383,759)	86,728
Provision for return condition checks for aircraft under operating leases	(453,212)	(293,134)	(316,686)
Staff housing allowances	(10,839)	40,361	(144,272)
Post-retirement benefit obligations	(171,468)	(304,057)	(243,001)
Operating lease deposits	223,169	(57,963)	107,643

	(367,169)	(1,070,890)	(60,639)

Cash generated from operations	11,120,494	12,822,835	13,781,419

(b)	Non-cash transactions

	Year ended December 31.
	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	4,524,879	5,712,958	4,181,145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	December 31,
	2013	2012
	RMB’000	RMB’000

Authorized and contracted for:
– Aircraft, engines and flight equipment (Note)	140,639,542	172,092,301
– Other property, plant and equipment	1,649,106	1,125,000
– Investment	38,402	-
	142,327,050	173,217,301

Authorized but not contracted for:
– Other property, plant and equipment	3,421,499	3,132,616
– Investment	-	124,800
	3,421,499	3,257,416

	145,748,549	176,474,717

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000

Within one year	44,673,462	26,320,538
In the second year	50,178,735	44,435,072
In the third year	27,753,646	51,730,954
In the fourth year	13,486,290	28,830,539
Over four years	4,547,409	20,775,198

	140,639,542	172,092,301

(b)	Operating lease commitments

As at each reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2013	2012
	RMB’000	RMB’000
Aircraft, engines and flight equipment
Within one year	4,201,333	3,833,550
In the second year	3,698,437	3,504,777
In the third to fifth year inclusive	8,651,235	7,900,135
After the fifth year	5,581,285	6,438,693
	22,132,290	21,677,155

Land and buildings
Within one year	275,594	240,084
In the second year	181,125	176,726
In the third to fifth year inclusive	414,552	413,229
After the fifth year	2,178,765	2,072,525
	3,050,036	2,902,564

	25,182,326	24,579,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company’s shares as at December 31, 2013 (2012: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 20.72% of the Company’s shares as at December 31, 2013 (2012: 17.09%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group

Eastern Finance	Controlled by the same parent company
Kunming Dongmei Aviation Travel Co., Ltd. (“Kunming Dongmei”)	Controlled by the same parent company
Dongmei Travel	Associate of the Company
Xian Dongmei Aviation Travel Co., Ltd. (“Xian Dongmei”)	Controlled by the same parent company
Eastern Import & Export	Associate of the Company
Wheels & Brakes	Joint controlled entity of the Company
Technologies Aerospace	Joint controlled entity of the Company
Shanghai P&W	Associate of the Company
Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co. Ltd. (“CEA Development”)	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	Controlled by the same parent company
Shanghai Hang Lv International Freight Forwarding Co., Ltd. (“Hang Lv International Freight Forwarding”)	Controlled by the same parent company
Eastern China Kaiya System Integration (“China Kaiya”)	Controlled by the same parent company
Shanghai Aviation Import & Export Co., Ltd. (“Shanghai Import & Export”)	Associate of the Company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Associate of the Company
Eastern Air Tourism Investment Group Co.,Ltd.(“Eastern Tourism”)	Controlled by the same parent company
Jetstar	Associate of the Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transaction

		Pricing policy	Income/(expense or payments)
		and decision	2013	2012	2011
Nature of transactions	Related party	process	RMB’000	RMB’000	RMB’000

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.35% per annum (2012: 0.39% per annum)	Eastern Finance	(iv)	25,352	45,996	46,242

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% the value of tickets sold	Dongmei Travel	(ii)	(9,836)	(12,438)	(11,218)
	Kunming Dongmei	(ii)	-	(4,858)	(8,285)
	Xian Dongmei	(ii)	-	(2,540)	(858)

Handling charges of 0.1% to 2% for purchase of aircrafts, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Import & Export	(ii)	(105,293)	(78,756)	(57,682)

Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	(72,363)	(58,483)	(52,098)
	Technologies Aerospace	(ii)	(142,163)	(194,528)	(169,968)
	Shanghai P&W	(ii)	(1,659,500)	(2,009,050)	(1,170,567)

Supply of food and beverages	Shanghai Catering and its subsidiaries	(i)	(919,051)	(783,384)	(737,827)

Advertising expense	Eastern Advertising	(ii)	(10,099)	(38,846)	(18,202)

Media royalty fee	Eastern Advertising	(iii)	14,908	36,030	12,900

Automobile maintenance service aircraft Maintenance, providing transportation automobile and other products	CEA Development	(ii)	(142,569)	(121,854)	(102,614)

Equipment maintenance fee	Shanghai Hute	(ii)	(68,653)	(47,205)	(39,662)

Land and building rental	CEA Holding	(ii)	(59,141)	(66,763)	(55,140)

Acquisition of a subsidiary	Eastern Tourism	(v)	(11,876)	-	-

Acquisition of non-controlling	CEA Holding		-	(83,952)	(47,211)
interests in subsidiaries	Shanghai Import & Export	(v)	-	(20,694)	-

Acquisition of non-controlling interests in associates	Eastern Tourism	(v)	-	(13,851)	-

Disposal of investment in an associate	Eastern Investment	(v)	-	93,680	-

(i) The Group’s pricing policies on products purchased from related parties are mutually agreed based on the market prices between contract parties.

(ii) The Group’s pricing policies on services provided by related parties are mutually agreed based on the market prices between contract parties.

(iii) The Group’s pricing policies on services provided to related parties are mutually agreed based on the market prices between contract parties.

(iv) The Group’s pricing policies on related party interest rate are mutually agreed based on benchmark interest rates between contract parties.

(v) The Company’s pricing policies on transfer of equity or dispose of investment are based on the valuation prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related companies

(i)	Amounts due from related companies

		December 31,
Nature	Company	2013	2012
		RMB’000	RMB’000

Trade receivables	Kunming Dongmei	-	4,213
	Hang Lv International Freight Forwarding	793	-
	Others	672	4,308
		1,465	8,521

Prepayments and other receivable	Eastern Import & Export	169,081	370,125
	China Kaiya	13,960	19,694
	Others	18,391	13,025
		201,432	402,844

All the amounts due from related companies are trade in nature, interest free and payable within normal credit trade customers.

(ii)	Amounts due to related companies

		December 31,
Nature	Company	2013	2012
		RMB’000	RMB’000

Trade and bills payable	Eastern Import & Export	942,442	1,210,603
	Shanghai P&W	4	467,885
	Shanghai Catering	3,916	134,696
	Technologies Aerospace	29,480	63,136
	Others	20,577	73,324
		996,419	1,949,644

Other payables and accrued expenses	Eastern Import & Export	44,748	96,861
	Shanghai P&W	322,986	-
	Shanghai Catering	223,850	-
	CEA Holding	62,887	73,020
	Others	48,109	25,003
		702,580	194,884

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors

(iii)	Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		December 31,
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term deposits (included in restricted bank deposits and short-term bank deposits) “Eastern Finance”	0.39%	0.39%	620,364	1,451,526
Short-term loans (included in borrowings) “Eastern Finance”	4.01%	4.98%	1,421,070	675,426
Long-term loans (included in borrowings) “Eastern Finance”	5.76%	5.64%	165,000	165,000

(d)	Guarantees by holding company

As at December 31, 2013, bank loans of the Group guaranteed by CEA Holding were nil (2012: RMB95 million) (Note 33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analyzed as below:

	2013	2012	2011
	RMB’000	RMB’000	RMB’000

Directors and supervisors (Note 9(a))	3,928	3,393	2,885
Senior management	3,331	2,742	2,740
	7,259	6,135	5,625

Those key management are entitled to the Group’s post-retirement benefit plan, whose amount was not included in the compensation as set out above.

47	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

48	EVENTS AFTER THE REPORTING PERIOD

(a)	On February 28, 2014, the Company entered into a purchase agreement with Airbus SAS to purchase seventy brand new Airbus A320NEO aircraft. The Airbus aircraft are expected to be delivered to the Company in stages from 2018 to 2020.

(b)	On February 28, 2014, the Company entered into a disposal agreement with Airbus SAS to dispose its even Airbus A300-600 aircraft and certain spare parts and spare engines.

(c)	On March 6, 2014, the Company issued RMB2.5 billion of 4.8% guaranteed bonds due March 13, 2017. The closing date was March 13, 2014. The bonds will mature on March 13, 2017. The issue was approved by the shareholders during the Company's June 29, 2011 meeting.

(d)	According to the meeting of board of directors held on March 26, 2014, it was agreed that the Company would inject share capital of RMB375 million in Eastern Air Group Finance Company limited based on the exiting shareholding structure and proportion and the President of the Company was authorized to implement.

49	COMPARATIVE AMOUNTS

As further explained in note 2(a)(ii), due to the adoption of revised IFRS during the current year, the accounting treatment and presentation of certain items and balances in the consolidated financial statements as of December 31, 2012 and 2011 and for the two years then ended were revised to comply with the new requirements of IAS19 (2011). A third statement of financial position as at January 1, 2012 was presented in accordance with IAS1. Furthermore, certain comparative amounts were reclassified to conform with the current year presentation.

