Form 20-F
period 2014-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2015-04-22
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 8,481,078,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,193,190,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

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

The words or phrases "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "potential", "predict", "project", "seek", "should", "will", "would", and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

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

Pursuant to U.S. Securities and Exchange Commission (“SEC” or “Securities and Exchange Commission”) Release 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP" eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, and no longer provide a reconciliation between IFRS and U.S. GAAP.

Our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this Annual Report on Form 20-F have been prepared in accordance with IFRS.

We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this Annual Report. Ernst & Young, our current independent registered public accounting firm in Hong Kong, has issued an unqualified auditors’ report on our consolidated statement of financial position as of December 31, 2014 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2014. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2013 and the selected financial data from the consolidated financial position as of December 31, 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS, and audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in the PRC. The selected financial data from the consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the selected financial data from the balance sheets as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong.

 The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and selected consolidated statements of financial position data as of December 31, 2010, 2011, 2012, 2013 and 2014 that were prepared under IFRS. The selected financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	73,804	82,403	85,253	88,245	90,185
Other operating income	658	1,062	1,833	2,725	3,685
Operating expenses	(68,664)	(79,201)	(82,734)	(89,394)	(87,812)
Operating profit	5,798	4,264	4,352	1,576	6,058
Finance income / (costs), net	(347)	561	(1,348)	576	(2,072)
Profit before income tax	5,519	4,932	3,137	2,217	4,113
Profit for the year attributable to the equity shareholders of the Company	5,056	4,661	3,072	2,373	3,410
Basic and fully diluted earnings per share (1)	0.45	0.41	0.27	0.20	0.27
Basic and fully diluted earnings per ADS	22.67	20.67	13.62	9.81	13.45

(1)	The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 shares outstanding. The calculation of earnings per share for 2011 and 2012 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 shares outstanding. The calculation of earnings per share for 2013 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,091,881,000 shares outstanding. The calculation of earnings per share for 2014 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,674,269,000 shares outstanding.

	As of December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	3,078	3,861	2,512	1,995	1,355
Net current liabilities	(27,184)	(29,679)	(35,948)	(40,472)	(42,887)
Non-current assets	91,293	101,092	111,214	127,458	147,586
Long term borrowings, including current portion	(27,373)	(30,321)	(32,856)	(36,175)	(41,210)
Obligations under finance leases, including current portion	(19,208)	(20,261)	(21,858)	(23,135)	(38,695)
Total share capital and reserves attributable to the equity shareholders of the Company	12,094	17,132	20,207	26,902	29,974
Non-current liabilities	(49,973)	(52,687)	(53,530)	(58,404)	(72,928)
Total assets less current liabilities	64,109	71,413	75,266	86,986	104,699

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.2148 to US$1.00 and HK$7.7616 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 31, 2014. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 17, 2015, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.1976=US$1.00 and HK$7.7510=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low

January 2013	6.2303	6.2134	7.7585	7.7503
February 2013	6.2438	6.2213	7.7580	7.7531
March 2013	6.2246	6.2105	7.7640	7.7551
April 2013	6.2078	6.1647	7.7652	7.7606
May 2013	6.1665	6.1213	7.7639	7.7587
June 2013	6.1488	6.1248	7.7654	7.7534
July 2013	6.1408	6.1284	7.7587	7.7535
August 2013	6.1302	6.1123	7.7564	7.7537
September 2013	6.1213	6.1178	7.7557	7.7533
October 2013	6.1209	6.0815	7.7545	7.7524
November 2013	6.0993	6.0903	7.7535	7.7512
December 2013	6.0927	6.0537	7.7550	7.7517
January 2014	6.0600	6.0402	7.7663	7.7534
February 2014	6.1448	6.0591	7.7645	7.7550
March 2014	6.2273	6.1183	7.7669	7.7563
April 2014	6.2591	6.1966	7.7568	7.7517
May 2014	6.2591	6.2255	7.7535	7.7514
June 2014	6.2548	6.2036	7.7537	7.7502
July 2014	6.2115	6.1712	7.7517	7.7495
August 2014	6.1793	6.1395	7.7514	7.7496
September 2014	6.1495	6.1266	7.7650	7.7500
October 2014	6.1385	6.1107	7.7645	7.7541
November 2013	6.1429	6.1117	7.7572	7.7519
December 2014	6.2256	6.1490	7.7616	7.7509
January 2015	6.2535	6.1870	7.7563	7.7508
February 2015	6.2695	6.2399	7.7584	7.7517
March 2015	6.2741	6.1955	7.7685	7.7534
April 2015 (up to April 17, 2015)	6.2152	6.1930	7.7525	7.7499

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. The exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per US$1.00 (1)	HK$ per US$1.00
2010	6.7696	7.7687
2011	6.4630	7.7841
2012	6.3093	7.7569
2013	6.1478	7.7565
2014	6.1620	7.7545

Source:        Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2014, which are not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

	Year Ended December 31,
	2010	2011	2012	2013	2014
Selected Airline Operating Data:
Capacity:
ATK (millions)	17,887.4	18,662.5	19,721.4	21,714.8	22,538.5
ASK (millions)	119,450.9	127,890.8	136,724.0	152,075.2	160,585.1
AFTK (millions)	7,136.8	7,152.3	7,416.3	8,028.0	8,085.8
Traffic:
Revenue passenger-kilometers (millions)	93,152.8	100,895.1	109,112.7	120,461.1	127,749.9
Revenue tonne-kilometers (millions)	12,599.0	13,402.1	14,406.5	15,551.8	16,122.4
Revenue freight tonne-kilometers (millions)	4,308.5	4,420.6	4,700.9	4,857.2	4,802.4
Hours flown (thousands)	1,195.1	1,288.4	1,404.5	1,540.4	1,625.1
Number of passengers carried (thousands)	64,930.4	68,725.0	73,077.1	79,093.7	83,811.5
Weight of cargo carried (millions of kilograms)	1,464.9	1,443.1	1,416.5	1,410.3	1,363.3
Load Factor:
Overall load factor (%)	70.4	71.8	73.1	71.6	71.5
Passenger load factor (%)	78.0	78.9	79.8	79.2	79.6
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.63	0.68	0.65	0.61	0.61
Cargo yield (cargo revenue/cargo tonne-kilometers)	1.95	1.83	1.71	1.57	1.55
Average yield (passenger and cargo revenue/ tonne-kilometers)	5.35	5.71	5.51	5.18	5.28
Unit cost (operating expenses/ATK)	3.84	4.24	4.20	4.12	3.90

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the PRC

Changes in the economic policies of the PRC government may materially affect our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures, however, may from time to time be modified or revised. Adverse changes in economic and social conditions in China, in the policies of the PRC government or in the laws and regulations of China, if any, may have a material adverse effect on the overall economic growth of China and investments in and profitability of the domestic airline industry. These developments, in turn, may have a material adverse effect on our business, financial condition and results of operations.

Changes in the foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and adversely affect our ability to pay dividends or to satisfy our foreign currency liabilities.

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible in the current account, which includes payment of dividends, trade and service-related foreign currency transactions, but not in the capital account, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange of the PRC (the "SAFE"), is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce (the "MOFCOM"), we can purchase foreign currencies without the approval of SAFE for settlement of current account transactions, including for the purpose of dividend payment, by providing commercial documents evidencing these transactions. We can also retain foreign currencies in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or pay dividends. The relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions in the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to raise foreign capital through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign currencies to pay dividends, if any, or satisfy our foreign currency liabilities.

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the People's Bank of China (the "PBOC") widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Inflation rates in the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous contractionary policies, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down excessive economic growth and control price hikes. Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. In 2013, PRC inflation rates fluctuated with two peaks of 3.2% in February and October 2013. In 2014, the inflation rates fluctuated with two peaks in May and July 2014. The national consumer price index was 2.6% in 2013, equal to that of 2012. The national consumer price index was 2.1% in 2014. We cannot assure you that inflation rates will not continue to increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. Since January 1, 2010, our revenue from the provision of international transportation services has been exempted from business tax, in accordance with a notice jointly issued by the PRC finance and tax authorities. To the extent that there are any increases in the applicable effective tax rate, withdrawals of, or changes in, our preferential tax treatment or tax exemptions, our tax liability may increase correspondingly.

Uncertainties embodied in the PRC legal system may limit certain legal protection available to investors.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investors in China. However, the interpretation and enforcement of some of these laws and regulations involve uncertainties that may limit the legal protection available to investors. Such uncertainties pervade as the legal system in the PRC continues to evolve. Even where adequate laws exist in the PRC, the enforcement of the existing laws or contracts may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, including enforcing a foreign judgment. In addition, the PRC legal system is based on written statutes and their interpretation, and prior court decisions may be cited as reference but have limited authority as precedents. As such, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. We have full or majority board control over the management and operation of all of our subsidiaries established in the PRC. The control over these PRC entities and the exercise of shareholder rights are subject to their respective articles of association and PRC laws applicable to foreign-invested enterprises in the PRC, which may be different from the laws of other developed jurisdictions.

The PRC has not developed a fully integrated legal system and certain recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. The relative lack of experience of the PRC's judiciary in many cases also creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Furthermore, in case of new laws and regulations, the interpretation, implementation and enforcement of these laws and regulations would involve uncertainties due to the lack of established practice or published court decisions available for reference. We cannot predict the future legal development in the PRC, including promulgation of new laws, changes to existing laws or interpretation or enforcement thereof, or inconsistencies between the local rules and regulations and the national law. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of any violations until sometime after the violation has occurred. This may also limit the remedies available to investors and to us in the event of any claims or disputes with third parties.

The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, our auditor relied on its China affiliate to perform audits on our consolidated financial statements, and the PCAOB is currently unable to conduct inspections of the work done by our auditor as it relates to our operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. This lack of PCAOB inspection of audit work performed in China prevents the PCAOB from regularly evaluating the audit work performed by any auditor in China including our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections for all their work. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including the China affiliate of our independent registered public accounting firm, could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the China affiliate of our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose sanctions such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, and possibly delisting of the securities. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based U.S.-listed companies and the market price of our ADSs may be adversely affected.

If the China affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm in a timely manner to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

•	route allocation;

•	pricing of domestic airfares;

•	administration of air traffic control systems and certain airports;

•	jet fuel pricing;

•	air carrier certifications and air operator certification; and

•	aircraft registration and aircraft airworthiness certification.

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

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. In 2008 and 2009, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which led to a reduction in economic activity. As a result, we continued to experience significantly weaker demand for air travel, especially for international routes in 2009. In response to these market conditions, we reduced our international flights and reallocated our capacity by focusing more on the domestic market.

Although international air travel generally recovered in 2010 to 2011 due to the gradual global economic recovery, subsequent events in 2013 and early 2014 such as general market volatility, political instability, regional and geopolitical disputes may continue to materially and adversely affect economic activity and financial markets globally, which could in turn weaken the demand for international air travel and adversely affect our business, financial condition and results operations.

In addition, while the PRC government has instituted and is expected to continue implementing certain initiatives in response to periods of slowdown in the PRC economy, a rapid increase in liquidity in the market as a result of fiscal stimulus measures led to the PRC government implementing a number of measures to control such rapid increase, including adjusting interest rates. These foregoing factors and any further decline in economic activity may reduce domestic or international demand for air travel and our growth in the domestic and international aviation markets may slow down significantly, which could have a material adverse effect on our revenues, results of operations and liquidity. For example, our cargo business is highly dependent upon servicing the logistics needs of the semi-conductor industry. A slowdown in this particular industry could adversely affect our cargo business segment.

We operate in a highly competitive industry.

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic market, we compete against all airlines that have the same routes, including smaller domestic airlines that have lower operating costs. In the regional and international markets, we compete against international airlines that have significantly longer operating history, better brand recognition, or more resources, such as large sales network or sophisticated reservation systems. See the section headed "Item 4. Information on the Company — Business Overview — Competition" for more details. The public's perception of safety of Chinese airlines could also materially and adversely affect our ability to compete against our international competitors. To stay competitive, we have, from time to time in the past, lowered our airfares for certain of our routes, and we may continue to do so in the future. Increased competition and pricing pressures may have a material adverse effect on our financial condition and results of operations.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which will provide train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2014, approximately 33.08% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

Any jet fuel shortages or any increase in jet fuel prices may materially and adversely affect our financial condition and results of operations.

The availability and prices of jet fuel have a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policies, the rapid growth of the economies of certain countries, including China and India, the inventory levels carried by industries, the amount of reserves built by governments, disruptions to production and refining facilities and weather conditions. Fuel efficiency of our aircraft decreases as they advance in age which results in an overall increase in our aviation fuel costs. The foregoing and other factors that impact the global supply and demand for jet fuel may affect our financial performance due to its sensitivity to fuel prices.

Jet fuel prices were volatile in 2013 and 2014, with heightened political tensions and continued political instability in certain Middle Eastern countries and in Crimea bordering Ukraine. In 2014, the average price of fuel decreased by 4.7% compared to that of 2013. Fuel prices have continued to generally decrease during the first half of 2015. In addition, the National Development and Reform Commission (the "NDRC") has adjusted gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

The airline industry is subject to increasing environmental regulations, which would increase costs and affect profitability.

In recent years, regulatory authorities in China and other countries have issued a number of directives and other regulations to address, among other things, aircraft noise and engine emissions, the use and handling of hazardous materials, aircraft age and environmental contamination remedial clean-up measures. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life.

We have significant expenditures with respect to environmental compliance, which may affect our operations and financial condition. For example, we implemented a low-carbon emissions scheme, which over 90% of our planes are complying with and aligns with our environmentally-friendly growth strategy to minimize the environmental impact of our operations. We expedited the application of new civil aviation technologies, continuously focused on the development of renewable resources and concentrated on the invention and application of new technologies and applications to achieve "greener" flying. We have worked with China National Petroleum Corporation (the "CNPC") to conduct experimental research on bio-fuels, which are being developed as a possible alternative to kerosene jet fuel and could lead to reduced carbon dioxide emissions of 30%. In addition, all of our B737NG and some of our A320 series aircraft newly introduced are equipped with a winglet or sharklet, an additional lifting surface to reduce fuel consumption and noises. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations.

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

As an airline company operating a large fleet, an accident or incident involving one of our aircraft could result in delays, require repair or replacement of a damaged aircraft, which could result in consequential temporary or permanent losses from disruption of service and/or significant liability to injured passengers and others. Unforeseeable or unpredictable events such as inclement weather, mechanical failures, human error, aircraft defects and other force majeure events may affect flight safety, which could result in accidents and/or incidents of passenger injuries or deaths that could lead to significant injury and loss claims. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amount of such coverage may not be adequate to fully cover the costs related to an accident or incident, which could damage our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which could harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving an aircraft of our competitors may cause the demand for air travel in general to decrease. In particular, certain of our competitors in the Asia Pacific region experienced major aircraft accidents and incidents in 2014, some of which involved destinations and routes that we cover. These accidents and incidents were highly publicized in the media and may have affected public perception of certain air travel routes. The occurrence of any of the foregoing could adversely affect our results of operations and financial condition.

Our indebtedness and other financial obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. During the period between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2014, we added a total of 75 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including B777 series for long-haul flights, A330 series for long and medium-haul flights and A320 series and B737NG series for medium and short-haul flights. On February 28, 2014, we entered into an agreement with Airbus SAS regarding the purchase of seventy new A320NEO aircraft, which are expected to be delivered to the Company in stages from 2018 to 2020. On June 13, 2014 we entered into agreements with Boeing Company to purchase eighty new B737 series aircraft to be delivered in stages from 2016 to 2020. See the section headed "Item 4. Information on the Company — Property, Plant and Equipment — Fleet." As of December 31, 2014, our total liabilities were RMB134,058 million. As of the same date, our current liabilities exceeded our current assets by RMB42,887 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as of December 31, 2013 and 2014 were RMB73,735 million and RMB97,884 million, respectively, of which short-term liabilities accounted for 35.6% and 34.0%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

Moreover, we are largely dependent upon cash flows generated from our operations and external financing (including short-term bank loans) to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We have arranged financing with domestic and foreign banks in China as necessary to meet our working capital requirements. We have also tried to ensure our liquidity by structuring a substantial portion of our short-term bank loans to be rolled over upon maturity. These efforts, however, may ultimately prove to be insufficient. Our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the aviation industry, as well as prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

In addition, the airline industry overall is characterized by a high degree of operating leverage. Due to high fixed costs, including payments made in connection with aircraft leases, and landing and infrastructure fees which are set by government authorities and not within our control, the expenses relating to flight operations do not vary proportionately with the number of passengers carried, while revenues generated from a particular flight are directly related to the number of passengers carried and the fare structure of the flight. Accordingly, a decrease in revenues may result in a disproportionately higher decrease in profits.

We may not be able to secure future financing at terms acceptable to us or at all.

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2014, we had total unutilized credit facilities of RMB44 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms. Although we have secured financing for our aircraft delivered in 2014, we are still in the process of obtaining financing for some aircraft we have scheduled for delivery in future years. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft.

Our ability to obtain financing may also be impaired by our financial position, leverage and credit rating. In addition, factors beyond our control, such as recent global market and economic conditions, volatile oil prices, and the tightening of credit markets may result in limited availability of financing and increased volatility in credit and equity markets, which may materially adversely affect our ability to secure financing at reasonable costs or at all. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to expand our operations, purchase new aircraft, pursue business opportunities we believe to be desirable, withstand any future downturn in our business, or respond to increased competition or changing economic conditions may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest costs associated with these debts might impair our future profitability.

We are subject to the risk of fuel price fluctuations.

Fuel costs constitute a significant portion of our operating costs and, in 2014, accounted for approximately 35% of our total operating costs. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the NDRC have a significant impact on our profitability. While international crude oil prices generally decreased in the second half of 2014, the results of operation and financial condition of our Company are still subject to any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

In the beginning of 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. In October 2011, we have obtained approval from the PRC government, allowing us to enter into overseas fuel hedging contracts. For the year ended December 31, 2011, we hedged 17% of our annual fuel consumption. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs. As of December 31, 2014, we had no open crude oil option contracts, and all the contracts signed in past years had been settled before December 31, 2014.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2014, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB81,679 million, of which the U.S. dollar liabilities accounted for 97.24% of the total amount. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and growth. We usually use hedging contracts for foreign currencies to reduce the risk in exchange rate fluctuations for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves sales of the Japanese Yen or the purchase of U.S. dollars at fixed exchange rates. As of December 31, 2014, foreign currency hedging contracts held by us which are still open amounted to a notional amount of approximately US$39 million, which will expire between 2015 and 2017, compared with US$38 million as of December 31, 2013.

We recorded net foreign exchange losses of RMB203 million for 2014, whereas net foreign exchange gains were RMB1,977 million for 2013. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. Our foreign exchange fluctuation risks are also subject to other factors beyond our control. See "Item 3D. Risk Factors - Risks Relating to the PRC - Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities."

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2013 and 2014 were RMB73,736 million and RMB97,884 million, respectively, of which short-term liabilities accounted for 35.6% and 34.0%%, respectively, and long-term liabilities accounted for 64.4% and 66.0%, respectively, for those years. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2013 and 2014, our liabilities denominated in U.S. dollars accounted for 75.6% and 81.1%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 20.9% and 16.6%, respectively, of our total liabilities. Fluctuations in the U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. The PBOC raised the benchmark five-year lending rate five times from 5.94% to 7.05% in July 2011, but reduced the rate subsequently twice, on the last occasion to 6.4% in July 2012. The benchmark five-year lending rate remained steady and did not change during 2013 and into the first quarter of 2014. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which decreased overall in 2011, increased overall in 2012, and decreased overall in 2013 and 2014. We cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations.

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. In response to the reduced insurance coverage from aviation insurers, the PRC government has provided insurance coverage to PRC airlines for third party war liability claims. Such insurance provided by the government is subject to annual review and approval by the government. We renew our insurance policies on a yearly basis. However, if the insurers further reduce the amount of insurance coverage available or increase the premiums for such coverage upon renewal and/or if the PRC government declines to renew our insurance policies, our financial condition and results of operations may be materially and adversely affected.

We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our operations and financial condition.

We may from time to time expand our business through acquisition of airlines or airline-related businesses. For example, we entered into an agreement with Shanghai Airlines Co., Ltd. ("Shanghai Airlines") on July 10, 2009 to issue a maximum of 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition price was RMB9,118 million, which was determined based on the quoted market price of our shares issued as of the date nearest to the acquisition date, with adjustments to reflect specific restrictions to certain shares that were issued. On January 28, 2010, we completed the exchange of 1,694,838,860 A Shares for all existing issued shares of Shanghai Airlines. In addition, on December 20, 2010, our subsidiary, China Cargo Airlines, entered into separate acquisition agreements with Great Wall Airlines and Shanghai Cargo Airlines to acquire each carrier's cargo business and related assets. China Cargo Airlines also purchased relevant business and assets from Shanghai International Freight Airlines Co., Ltd. In relation to these acquisitions we have obtained the approval from CAAC, NDRC, and MOFCOM, and the transactions were completed on June 1, 2011. In addition, we entered into an equity transfer agreement on August 22, 2012 with our controlling shareholder, CEA Holding, by which we acquired the remaining 20% of the equity interest in China United Airlines Co., Ltd. ("China United Airlines") for consideration of RMB83.95 million (the "China United Airlines Acquisition") from CEA Holding. China United Airlines primarily provides domestic passenger and freight air transportation services, and is now a wholly-owned subsidiary of our Company.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. (“Shanghai Airlines Tours”) entered into an agreement with Eastern Tourism and Shanghai Dongmei Aviation Travel Co., Ltd ("Shanghai Dongmei") to acquire 45% and 55% issued share capital of Xi’an Dongmei Aviation Travel Co., Ltd held by them respectively for consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei. On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours also entered into another agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% issued share capital of Kunming Dongmei Aviation Travel Co., Ltd ("Kunming Dongmei") held by them respectively for consideration of approximately RMB10.6 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei. On January 10, 2013, Shanghai Airlines Tours entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Air International Travel Service Co., Ltd ("Eastern Travel") held by Eastern Tourism for consideration of approximately RMB11.9 million. On August 15, 2014, Shanghai Airlines Tours entered into an equity transfer agreement with Eastern Air Tourism pursuant to which, Shanghai Airlines Tours acquired 72.84% equity interest in Shanghai Dongmei from Eastern Tourism at a consideration of RMB32,147,700. This acquisition has been completed and Shanghai Dongmei has become our indirect holding subsidiary. On December 22, 2014, our Company, CEA Holding and CES Finance Holding Co., Ltd ("CES Finance") (as shareholders of Eastern Air Group Finance Company Limited (“Eastern Air Finance”)) agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. In February 2015, we contributed a pro-rata amount of RMB375 million in cash.

We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions mentioned above. See "Item 4. Information on the Company" for details. However, such acquisitions involve uncertainties and a number of risks, including:

•	difficulty with integrating the assets, operations and technologies of the acquired airlines or airline-related businesses, including their employees, corporate cultures, managerial systems, processes, procedures and management information systems and services;

•	complying with the laws, regulations and policies that are applicable to the acquired businesses;

•	failure to achieve the anticipated synergies, cost savings or revenue-enhancing opportunities resulting from the acquisition of such airlines or airline-related businesses;

•	managing relationships with employees, customers and business partners during the course of integration of new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our debt, equity or other capital resources to fund acquisitions, which may divert financial resources otherwise available for other purposes;

•	diverting significant management attention and resources from our other businesses;

•	strengthening our operational, financial and management controls, particularly those of our newly acquired assets and subsidiaries, to maintain the reliability of our reporting processes;

•	difficulty with exercising control and supervision over the newly acquired operations, including failure to implement and communicate our safety management procedures resulting in additional safety hazards and risks;

•	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airlines or airline-related businesses; and

•	the risk that any such acquisitions may not close due to failure to obtain the required government approvals.

We cannot assure you that we will not have difficulties in assimilating the operations, technologies, services and products of newly acquired companies or businesses. Moreover, the continued integration of Shanghai Airlines, China United Airlines and other acquisitions into our Company depends significantly on integrating the employees of Shanghai Airlines, China United Airlines and other acquired companies with our employees and on maintaining productive employee relations. In the event that we are unable to efficiently and effectively integrate newly acquired companies or airline-related businesses into our Company, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.

Our planned joint venture with Jetstar Airways (a wholly owned subsidiary of Qantas Airlines), Jetstar Hong Kong, may not proceed and if it does proceed, may not be successful.

On March 23, 2012, we entered into a binding memorandum of understanding (the "MOU") with Jetstar Airways Pty Limited, a wholly owned subsidiary of Qantas Airlines ("Jetstar Airways"), to establish a joint venture that will launch a new low-cost airline to be based in Hong Kong, Jetstar Hong Kong Airways ("Jetstar Hong Kong"). We and Jetstar Airways have made equal initial capital contributions of US$57.5 million each, and Jetstar Hong Kong will have a total initial capital of US$115 million. Depending on certain terms and conditions, we and Jetstar Airways will equally contribute capital amounts to increase the capital of Jetstar Hong Kong to US$198 million. Under the terms of the MOU, we and Jetstar Airways will have equal equity interests in Jetstar Hong Kong. On August 24, 2012, Eastern Air Overseas (Hong Kong) Corporation Limited ("EAO") (a wholly owned Hong Kong-based subsidiary of the Company) entered into a shareholders' agreement (the "Shareholders' Agreement") with Jetstar International Group Holdings Co., Limited ("JIGH"), a wholly owned Hong Kong-based subsidiary of Qantas Airlines, pursuant to which EAO and JIGH formally agreed to establish Jetstar Hong Kong. In September 2012, Jetstar Hong Kong obtained the Certificate of Incorporation in Hong Kong.

On June 5, 2013, EAO entered into a restated and amended shareholders’ agreement with JIGH, Go Harvest Investments Limited (the "Shun Tak Investor") and Jetstar Hong Kong, pursuant to which Shun Tak Investor has become a new strategic shareholder of Jetstar Hong Kong, subject to completion of necessary filings with the relevant authorities in the PRC, and will hold approximately 33.3% of the total issued share capital of Jetstar Hong Kong, which is currently in the process of applying for an aviation services license. We cannot assure you that Jetstar Hong Kong will secure all relevant licenses and approvals for its operations.

Before Jetstar Hong Kong can actually commence operations, it will need to:

•	secure the relevant licenses, permits and approvals for its operations;

•	establish suitable route networks, which involves securing the necessary airport time slots, landing rights and related approvals and clearances for routes and flight times;

•	acquire the necessary aircraft fleet, through acquisitions or leases, to support its operations;

•	comply with the relevant laws and regulations;

•	identify and acquire suitable facilities and properties and secure land use rights; and

•	hire competent and qualified management, flight crew, ground personnel and other employees.

We cannot assure you that we will be able to complete these tasks in a timely manner, within the expected budget, or at all. Failure to do so could result in a material adverse effect on the business, financial condition and reputation of Jetstar Hong Kong and possibly our own. In addition, given the intended geographic coverage of Jetstar Hong Kong, overlapping coverage and competition on some routes may occur, which could affect our market share on certain routes. In addition, there is intense competition in the PRC from existing carriers, who generally service the same routes that are contemplated for Jetstar Hong Kong. We cannot assure you that Jetstar Hong Kong will be able to adequately compete against these existing carriers, which may have better brand recognition, financial resources, sound route networks, competitive fares and product offerings.

Furthermore, we do not have experience operating in the low-cost airline market and may therefore be required to rely on our joint venture partner, Jetstar Airways, for its expertise, experience and knowledge with respect to the daily operations of a low-cost carrier. The launch or overall success of this venture is uncertain, and we cannot assure you that Jetstar Hong Kong will be profitable or successful or that its results of operations will not materially adversely affect our results of operations and financial condition.

We may be unable to retain key management personnel or pilots.

We are dependent on the experience and industry knowledge of our key management personnel and pilots, and there can be no assurance that we will be able to retain them. Any inability to retain our key management employees or pilots, or attract and retain additional qualified management employees or pilots, could have a negative impact on our operations and profitability.

Our controlling shareholder, CEA Holding, holds a majority interest in our Company, and its interests may not be aligned with other shareholders.

Most of the major airlines in China are currently majority-owned either by the central government or provincial or municipal governments in China. CEA Holding currently holds directly or indirectly 64.4% of our Company's equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

As a controlling shareholder, CEA Holding has the ability to exercise controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

•	mergers or other business combinations;

•	acquisition or disposition of assets;

•	issuance of any additional shares or other equity securities;

•	the timing and amount of dividend payments; and

•	the management of our Company.

We engage in related party transactions, which may result in conflict of interests.

We have engaged in, from time to time, and may continue to engage in, in the future, a variety of transactions with CEA Holding and its various members, from whom we receive a number of important services, including support for in-flight catering and assistance with importation of aircraft, flight equipment and spare parts. Our transactions with CEA Holding and its members are conducted through a series of arm's length contracts entered into in the ordinary course of business. However, because we are controlled by CEA Holding and CEA Holding may have interests that conflict with our interests, we cannot assure you that CEA Holding will not take actions that will serve its interests over the Company's interests.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADSs.

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2014. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

As part of our business strategy, we have adopted various measures to develop the international side of our business and to enhance our competitiveness in the international long-distance flight routes. Due to the differences in certain legal and market environments, we have encountered certain challenges during the course of developing our overseas business. We have already adopted and will continue to implement measures in order to enhance the internal controls of our overseas offices and to continue the development of our overseas business.

Any failure or disruption of our computer, communications, flight equipment or other technology systems could have an adverse impact on our business operations, profitability, reputation and customer services.

We rely heavily on computer, communications, flight equipment and other technology systems to operate our business and enhance customer service. Substantially all of our tickets are issued to passengers as electronic tickets, and we depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In addition, we rely on other automated systems for crew scheduling, flight dispatch and other operational needs. These systems could be disrupted due to various events, including natural disasters, power failures, terrorist attacks, equipment failures, software failures, computer viruses, and other events beyond our control. We cannot assure you that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of or disruption to these systems could result in the loss of important data and/or flight delays, and could have an adverse impact on our business operations, profitability, reputation and customer services, including being liable for paying compensation to our customers.

If our efforts to protect the security of personal information about our customers are unsuccessful, we could be subject to costly government enforcement actions and private litigation and our reputation may suffer.

The nature of our business involves the receipt and storage of personal information about our customers. We have a program in place to detect and respond to data security incidents. To date, all incidents we have encountered have been insignificant. If we commit a significant data security breach or fail to detect and appropriately respond to a significant data security breach, we could be exposed to government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop using our services. The loss of consumer confidence from a significant data security breach could hurt our reputation and adversely affect our business, result of operations and financial condition.

Interruptions or disruptions of service at one or more airports in our primary market could have an adverse impact on us.

Our business is heavily dependent on our operations at our primary market airports in Shanghai, namely, Hongqiao International Airport and Pudong International Airport and our regional hub airports in Xi'an and Kunming. Each of these operations includes flights that connect our primary market to other major cities. Any significant interruptions or disruptions of service at one or more of our primary market airports could adversely impact our operations.

Any adverse public health developments, including SARS, Ebola, avian flu, or influenza A (H1N1), or the occurrence of natural disasters may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. The outbreak of Severe Acute Respiratory Syndrome, or SARS, in early 2003 led to a significant decline in travel volumes and business activities and substantially affected businesses in Asia. Moreover, some Asian countries, including China, have encountered incidents of the H5N1 strain of avian flu, many of which have resulted in fatalities. In addition, outbreaks of, and sporadic human infection with, influenza A (H1N1) in 2009, a highly contagious acute respiratory disease, were reported in Mexico and an increasing number of countries around the world, some cases resulting in fatalities. In addition, in April 2013, there has been an ongoing outbreak of the H7N9 strain of avian flu, which has largely been centered in eastern China, and has resulted in fatalities in that region, including Shanghai. Furthermore, in 2014, an outbreak of Ebola virus, a highly contagious hemorrhagic fever with a relatively high fatality rate, in certain African countries resulted in confirmed cases in the United States and Europe. We are unable to predict the potential impact, if any, that the outbreak of influenza A (H1N1) or any other serious contagious disease or the effects of another outbreak of SARS, any strain of avian flu or Ebola may have on our business.

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

Our Company, China Eastern Airlines Corporation Limited was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. We are commercially known in the industry as China Eastern Airlines. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China's overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China's airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor's assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor's equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See "Item 7. Major Shareholders and Related Party Transactions" for more details. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2014:

20

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited, or the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. For information regarding our share capital structure, see "Item 10.B Memorandum and Articles of Association – Description of Shares." In addition, dividends on the A Shares are payable in Renminbi.

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

On April 27, 2012, the Board resolved and approved to issue a short-term commercial paper in the aggregate principal amount of not more than RMB10 billion and for a term of not more than 270 days for each issuance, which can be issued in multiple tranches on a rolling basis. On September 13, 2012, we issued the first tranche of short-term commercial paper in the amount of RMB4 billion at 4.1%, due within 270 days of the issuance. The use of proceeds from this issuance was to repay bank loans, improve our financing structure and replenish our short-term working capital.

On June 12, 2012, the Board resolved and approved to issue corporate bonds in the aggregate principal amount of not more than RMB8.8 billion and for a term of not more than ten years for a single or multiple issuances. We received the CSRC approval for this issuance on December 12, 2012. On March 20, 2013, we issued the first tranche of the corporate bonds in the amount of RMB4.8 billion at 5.05% due 2023. The use of proceeds from this issuance was to repay bank loans, improve our financing structure and replenish our short-term working capital.

On September 11, 2012, the Board resolved and approved the "Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited" and the "Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited," according to which, (i) CEA Holdings and CES Finance would subscribe in cash for 241,547,927 and 457,317,073 new A Shares, respectively, at the subscription price of RMB3.28 per share; and (ii) CES Global Holdings (Hong Kong) Limited, an overseas wholly-owned subsidiary of CEA Holding, ("CES Global") would subscribe in cash for 698,865,000 new H Shares (nominal value of RMB1.00 each) at the subscription price of HK$2.32 per share. On January 31, 2013, the CSRC approved our proposed issue of no more than 698,865,000 new H Shares with a nominal value of RMB1.00 each. The Public Offering Review Committee of the CSRC reviewed and conditionally approved our application relating to the non-public issue of new A Shares of the Company on February 25, 2012.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours entered into an agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% issued share capital of Xi’an Dongmei Aviation Travel Co., Ltd held by them respectively for a consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours also entered into another agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% issued share capital of Kunming Dongmei held by them respectively for a consideration of approximately RMB10.6 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei.

On January 10, 2013, our wholly-owned subsidiary, Shanghai Airlines Tours entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Travel held by Eastern Tourism Investment Group Co., Ltd for consideration of approximately RMB11.9 million.

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

On May 29, 2013, the Company, EAO, a wholly-owned subsidiary of the Company, entered into a subscription agreement with Deutsche Bank, HSBC, Standard Chartered Bank (Hong Kong) Limited and Agricultural Bank of China Limited Hong Kong Branch (as joint lead managers) in relation to the issue of RMB2.2 billion 3.875% guaranteed bonds due 2016 by the Issuer.

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

We completed the issuance of the 2013 first tranche of super short-term commercial paper of the Company (“First Tranche SCP”) on June 7, 2013. The issuance amount of First Tranche SCP was RMB4 billion with a maturity of 270 days. The nominal value was RMB100 per unit and First Tranche SCP had an interest rate of 3.95%. First Tranche SCP was issued to the public in the PRC interbank debenture market by way of book-building and centralized placing. The proceeds from First Tranche SCP were used principally to replenish working capital of the Company.

We completed the issuance of new H Shares on June 21, 2013. A total of 698,865,000 new H Shares were issued, at the price of HK$2.32 per share, to CES Global.

On October 29, 2013, the Board resolved and approved that the Company inject RMB36 million into CES Media.

On March 6, 2014, EAO, our wholly-owned subsidiary, issued RMB2.5 billion guaranteed bonds with an interest rate of 4.8% due 2017 to professional investors in Hong Kong, which was listed on the Hong Kong Stock Exchange.

On May 14, 2014, we completed the issuance of the 2014 first tranche of super short-term commercial paper, with an issuance amount of RMB4 billion, with a maturity of 270 days, with the nominal value of RMB100 per unit and an issuance interest rate of 4.95%.

On May 14, 2014, EAO, our wholly-owned subsidiary, issued an additional RMB800 million guaranteed bonds with an interest rate of 4.8% due 2017 to professional investors in Hong Kong, which was listed on the Hong Kong Stock Exchange.

On July 17, 2014, EAO, our wholly-owned subsidiary, and Jetstar Hong Kong, an associated company of the Company, entered into a loan agreement, pursuant to which EAO will provide a loan of US$60 million to Jetstar Hong Kong at fair market interest rates.

On August 15, 2014, Shanghai Airlines Tours, our wholly- owned subsidiary, entered into an equity transfer agreement with Eastern Tourism, pursuant to which, Shanghai Airlines Tours acquired 72.84% equity interest in Shanghai Dongmei from Eastern Tourism with consideration of RMB32,147,700. This acquisition has been completed and Shanghai Dongmei has become our indirect holding company.

On December 22, 2014, our Company, CEA Holding and CES Finance (as shareholders of Eastern Air Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. In February 2015, we contributed a pro-rata amount of RMB375 million in cash.

On February 9, 2015, we redeemed the 2014 first tranche of RMB4 billion 4.95% super short-term commercial paper, which was issued on May 14, 2014. The commercial papers had a maturity of 270 days at a nominal value of RMB100 per unit.

On February 12, 2015, we completed the issuance of the 2015 first tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an issuance interest rate of 4.5%.

On March 26, 2015, we completed the issuance of the 2015 second tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an issuance interest rate of 4.5%.

The table below sets forth details of our operating fleet as of December 31, 2012 and 2013:

	Number of Aircraft Owned And under Finance Leases	Number of Aircraft under Operating Leases	Number of Aircraft Owned and under Finance Leases	Number of Aircraft under Operating Leases
	2012		2013
A340-600	5	—	5	—
A340-300	—	—	—	—
A330-300	8	7	8	7
A330-200	10	3	18	3
A300-600R	7	—	7	—
A321	27	—	33	—
A320	98	33	101	44
A319	12	8	15	8
B737-800	17	56	28	66
B737-700	37	18	42	17
B737-300	16	—	16	—
B757-200	5	5	5	3
B767	6	1	6	1
EMB-145LR	10	—	10	—
CRJ-200	8	—	8	—
Hawker800	—	—	—	—
A300-600R	3	—	1	—
B747-400ER	2	3	2	3
MD-11F	—	3	—	—
B757-200F	—	2	—	2
B777F	—	6	—	6
Total	271	145	305	160

The table below sets forth details of our operating fleet as of December 31, 2014:

	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease
Jet Passenger Aircraft:
Wide-body:
B777-300ER	4	-
B767	6	-
A340-600	4	-
A330-300	9	7
A330-200	25	3
Narrow-body:
A321	39	-
A320	113	41
A319	24	5
B757-200	4	1
B737-800	44	68
B737-700	49	13
B737-300	16	-
EMB 145LR	10	-
Total Passenger Aircraft:	347	138

Cargo Aircraft:
B747-400ER	2	2
B757-200F	-	2
B777F	-	6
Total Cargo Aircraft:	2	10
Total number of passenger aircraft and freighters	349	148

B.	Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue-tonne-kilometers and number of passengers carried in 2014, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. We serve a route network that covers 1,052 domestic and foreign destinations in 177 countries through SkyTeam, an international airlines alliance. We operate primarily from our core hub in Shanghai and regional hubs in Kunming and Xi’an. In 2014, we accounted for 48.9%, 37.3%, 41.3% and 30.7% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, in terms of total flight departures and arrivals, respectively, and accounted for 47.3%, 34.7%, 37.6% and 30.3% of the total market share at these airports in terms of passenger throughput, respectively.

We have received many awards, recognitions and accolades through the years. We were recognized as one of the "Most Innovative PRC Companies" by Fortune Magazine in 2011, and our "China Eastern Airlines" brand was awarded China's Famous Trademark by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including "Golden Tripod Prize", which was the highest award awarded at the 8th Annual Meeting of China's Securities Market, Golden Bauhinia Award for "The Listed Company with Best Brand Value 2012" by China Securities, "2012 Best Mid-Cap Company and Best Managed Company in China" by Asiamoney Magazine, "Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, "2012 TOP 25 CSR (Corporate Social Responsibility) Ranking" by Fortune China Magazine, "2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20" by Southern Weekly, "The Best Board of Directors of State-owned Listed Holding Companies of China Top 20" by various major financial media, including Moneyweek, "Healthy China – Best Employee Health & Benefit Unit" by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, "Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit" by China Institute of Internal Audit, "Best 100 Employers" by zhaopin.com, a major online recruiting website in China, and "The World's Most Improved Airline" by SKYTRAX, a United Kingdom-based aviation research organization. In 2013, we received the National 1 May Award Certificate and were honored as one of the 2013 Top Ten Companies with the Best Corporate Social Responsibility by Fortune China Magazine, “Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year, “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm, the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao and one of the “Best 100 Employers” by zhaopin.com. In 2014, Our charity campaign “Love at China Eastern Airlines” was awarded the Gold Award at the First Chinese Young Volunteers Services Contest. The “Love at China Eastern Airlines” campaign has organized activities such as visiting welfare and nursing homes, subsidizing Hope Schools and schools for urban and rural migrant workers’ children and teaching school children with hearing and speaking impairment, running blood donation programs, and other activities for environmental protection. The campaign launched 4,649 projects with 248,860 staff and members taking participation, serving a total of 193,187 people in need. Through interaction with the community, we have established a charity brand image of “delivering love and serving the community”.

In 2014, we were recognized as “Top 50 Most Valuable Chinese Brands” by WPP, a global brand communication firm, as well as being awarded the “China Securities Golden Bauhinia Award” and ranked first as the “Best Listed Company Award” by Ta Kung Pao in Hong Kong for three consecutive years; and ranked among top 10 in terms of “Most Competitive Asia Airline 2014” and “Most Popular Asia Airline 2014” in the 5th World Airline Competitiveness Rankings.

Compared to 2013, our traffic volume (as measured in RTKs) increased by 3.67% from 15,552 million in 2013 to 16,122 million in 2014. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 6.05% from 120,461 million in 2013 to 127,750 million in 2014. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) decreased by 1.13% from 4,857 million in 2013 to 4,802 million in 2014.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Traffic revenues
Passenger	71,419	72,928	75,261
Cargo and mail	8,025	7,603	7,328
Total traffic revenues	79,444	80,531	82,589

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Passenger Traffic (in RPKs) (millions)	109,113	120,461	127,750
Domestic	76,156	82,812	88,192
Regional (Hong Kong, Macau and Taiwan)	3,852	4,049	35,191
International	29,105	33,600	4,367

Passenger Capacity (in ASKs) (millions)	136,724	152,075	160,585
Domestic	95,168	104,459	110,381
Regional (Hong Kong, Macau and Taiwan)	5,084	5,435	5,759
International	36,472	42,181	44,445

Passenger Yield (RMB)	0.65	0.61	0.61
Domestic	0.66	0.61	0.61
Regional (Hong Kong, Macau and Taiwan)	0.84	0.85	0.8
International	0.62	0.56	0.59

Passenger Load Factor (%)	79.81	79.21	79.55
Domestic	80.02	79.28	79.90
Regional (Hong Kong, Macau and Taiwan)	75.77	74.51	75.83
International	79.80	79.66	79.18

The primary focus of our business is the provision of domestic, regional and international passenger airline services. As of December 31, 2014, we serve a route network that covers 1,052 domestic and foreign destinations in 177 countries through SkyTeam.

Our domestic routes generated approximately 68.6% of our passenger revenues in 2014. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 26 flight routes between mainland China and Hong Kong as of December 31, 2014. In addition, we operated approximately 27 routes between mainland China and Taiwan and three routes between China and Macau as of December 31, 2014. Our regional routes accounted for approximately 4.4% of our passenger revenues in 2014.

In 2013, we adjusted our flight capacity allocation in a timely manner and refined pricing and cabin space management according to changes in the market demand, so as to sustain a steady growth in the passenger transportation business. In respect of our domestic business, with the enhanced Shanghai core hub, as well as Kunming and Xi’an regional hubs, we continued to optimize our route network and flight schedules. In respect of our regional (Hong Kong, Macau and Taiwan) business, we maintained our competitiveness by increasing the frequency of flights and optimization of aircraft models. In respect of our international business, we flexibly adjusted the flight capacity allocated to routes to Japan according to changes in the Chinese and Japanese markets. At the same time, we seized the opportunity of the rapid growth in the number of outbound passengers and increased the flight capacity routes to North America, Europe, Korea and Southeast Asia.

In 2014, with Shanghai as a core hub and Kunming and Xi’an as regional hubs, we continued to expand our route network to provide additional connecting opportunities and strengthen our market position in these three major hubs. New routes from Pudong to Toronto and Auckland were introduced at Shanghai Pudong hub while more frequent flights were added for international routes to New York, Los Angeles, London and Paris to maximize the coverage of the Shanghai hub network. The Kunming hub launched a new route from Kunming to Paris, which is the first inter-continental route in Yunnan Province, and continued to optimize route network and flight schedules for Kunming to East Asia, Southeast Asia and West Asia. We proactively utilized aircraft to expand our route network and flight destinations of Xi’an hub were increased to 70. According to our strategic plan to seize the opportunity for sales in the market, the early termination of leases regarding A300, 767 and 757 aircraft, the relatively early termination of wide-body aircraft and, in addition, the early retirement of EMB and one 733 aircraft, in terms of static seat growth, increased by 5.9% in 2014 compared to 2013. Moreover, aircraft being introduced in the first half of the year was less than those introduced in the second half of the year, leading to capacity not fully utilized in the peak season of July to August, thus leading to slowing down of the overall growth in capacity. Apart from the number of static seats, there were more busy airports and bottleneck issues slowed down the growth of domestic routes of traditional airlines. In particular, the capacity of the Shanghai region did not grow quickly and was affected by military exercises during the peak season. The routes between China and Southeast Asia was affected by the Malaysia Airlines Flight 370 incident, the political instability in the region and anti-China atmosphere, leading to a slow-down of capacity growth. We also experienced competitive pressures from low-cost airlines which also adversely affected revenues and capacity.

In 2014, we put in available seat – kilometers (ASK) of 160,585.07 million passenger-kilometers, representing an increase of 5.6% from 2013. Number of passengers carried in 2014 was 83.8 million, representing an increase of 6.0% from 2013. Passenger load factor in 2014 was 79.55%, representing an increase of 0.34% from 2013. Passenger revenue in 2014 amounted to RMB75,261 million, representing an increase of 3.2% from 2013.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi'an and Kunming, respectively. With Shanghai as our main hub and Xi'an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of a flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets.

In 2013, by increasing the frequency of flights for express routes and quasi-express routes such as Shanghai to Kunming, Xiamen and Dalian, and international routes such as Shanghai to Paris, Vancouver and Hawaii, as well as introducing new international flight destinations such as San Francisco and Manila, we have further enhanced our influence in the Shanghai hub market. Meanwhile, our transit assurance ability in Shanghai Pudong Airport increased sustainably. The minimum connecting time of the international-domestic transit was reduced to 90 minutes. Direct tagging of luggage at the same airport in Shanghai for transit passengers and cross-terminal interline transit between the two terminals at Pudong Airport are available. In addition, 24-hour immigration procedures-free direct transit between international flights is attained. Leveraging on opportunities arising from the release of time slots at the new Kunming airport, we allocated more flight capacities in 2014 by increasing the frequency of flights for international routes from Kunming to Vientiane, Dhaka and Chiang Mai, promoting flying to “South Asia, Southeast Asia and West Asia”, providing full coverage over routes from Kunming to other provincial capitals in the PRC, as well as increasing the frequency and optimizing the morning and night flight system of our flights going to Kunming. In 2013, we adjusted the flight plan of Xi’an hub according to its seasonal features by focusing on the development of plateau routes, introducing a new route from Xi’an to Lijiang and increasing the frequency of flights for routes from Xi’an to Lhasa and Jiuzhaigou.

In 2014 we established in a sequence 6 on schedule navigation points, namely the Delingha, Daocheng, Luzhou, Luliang, Zhanjiang and Hanzhong; three international on schedule navigation points including Bangkok, Osaka, Krabi. We also expanded the above-plateau routes: newly stablished Xi’an - Daocheng Yading, Xi’an - Jiuzhai - Nanjing; frequency increased: Xi’an - Golmud, Xi’an - Jiuzhai, Xi’an - Lhasa, Xi’an - Delingha, Sining - Lhasa.

In 2014, we accounted for 48.9%, 37.3%, 41.3% and 30.7% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.3%, 34.7%, 37.6% and 30.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of passenger throughput. We maintained relatively strong influence in our core markets such as Shanghai, Kunming and Xi’an.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Cargo and Mail Traffic (in RFTKs)	4,701	4,857	4,802
(millions)
Domestic	923	959	899
Regional (Hong Kong, Macau and Taiwan)	117	123	128
International	3,661	3,775	3,776

Cargo and Mail Capacity (in AFTKs)	7,416	8,028	8,086
(millions)
Domestic	1,966	2,172	2,091
Regional (Hong Kong, Macau and Taiwan)	239	275	291
International	5,211	5,581	5,704

Cargo and Mail Yield (RMB)	1.71	1.57	1.55
Domestic	1.44	1.30	1.27
Regional (Hong Kong, Macau and Taiwan)	3.94	3.71	3.47
International	1.70	1.56	1.55

Cargo and Mail Load Factor (%)	63.39	60.50	59.39
Domestic	46.92	44.17	42.97
Regional (Hong Kong, Macau and Taiwan)	48.91	44.75	43.88
International	70.26	67.63	66.21

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

In 2014, the global aviation freight transportation business recovered slowly. We achieved relatively significant improvement in results by controlling flight capacity and enhancing marketing efforts. We further streamlined our fleet of freighters and terminated the leases of two older freighters in order to reduce operating costs. By improving the utilization rate of freighters and providing flexible flight capacity options, our market share in Europe and America was stabilized. We have also established a regional freight hub in Zhengzhou by launching cargo flights from Zhengzhou to Amsterdam and Chicago and establishing a Zhengzhou-based regulated truck delivery network which cover 28 locations in China. We also refined our cabin management by enhancing our management on capacity and fares. Meanwhile, we proactively promoted the transformation of freight transportation and logistics business and expanded value-added businesses such as logistics integration and express delivery. We established a logistics resources bank which covers 510 suppliers with domestic suppliers generally covering the entire country. We also completed the layout of international suppliers network in four major regions, including Shanghai, Europe, America and Southeast Asia. We also proactively participated in cross-border e-commerce business by providing logistics solutions for cross-border e-commerce and completing self-development of the “cross-border e-commerce logistics business system”. We enhanced global trading procurement and imported the best and freshest in-season products from regions such as North America and South America.

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, "the Regional") is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the areas based on the origin and destination of each flight.

•	Revenue from ticket handling services, airport ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2014:

	2012	2013	2014
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Domestic	57,297	59,563	60,531
Regional (Hong Kong, Macau and Taiwan)	3,704	3,911	3,799
International	24,252	24,771	25,855
Total	85,253	88,245	90,185

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

The Chinese airline industry is also subject to a high degree of regulation by the CAAC. Regulations issued or implemented by the CAAC encompass virtually every aspect of airline operations, including route allocation, domestic airfare, licensing of pilots, operational safety standards, aircraft acquisition, aircraft airworthiness certification, fuel prices, standards for aircraft maintenance and air traffic control and standards for airport operations. Although the PRC airlines operate under the supervision and regulation of the CAAC, they are accorded a significant degree of operational autonomy. These areas of operational autonomy include:

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

On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continue to include eight airports in various cities in Taiwan. At the end of 2012, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 64. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. On August 12, 2013, the two sides agreed to increase the total number of flights to 670 per week and add three terminals of chartered cargo flights in mainland China, namely, Tianjin, Zhengzhou and Ningbo airports. At the end of 2014, mainland China and Taiwan agreed to increase the total number of flights to 924 per week and to increase the total number of destination airports in mainland China to 65.

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

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfares for particular domestic routes which, in their view, are not at a reasonable level. The CAAC and NDRC jointly issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which airlines may set first-class and business-class airfares in accordance with market prices, subject to relevant PRC laws. Such pricing must be filed 30 days before effectiveness with the CAAC and NDRC. Efforts by the Chinese regulators to promote a sale market with fair competition will also help provide a favorable environment for our business growth.

 At the end of 2014, the CAAC and the NDRC jointly promulgated The Notice on Further Improving the Problems about Civil Aviation Domestic Air Transport Price Policy, which lifted the control over the civil domestic airlines cargo freight rate and changed the prices of specific airlines from government-oriented pricing to market-oriented pricing.

Under the PRC Civil Aviation Law, maximum airfares on regional and international routes are set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, airfares are set by the airlines themselves or by the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for the purpose of coordinating international airfares. Discounts are permitted on regional and international routes. For the airline industry in China as a whole, the airfare per kilometer is substantially higher for regional and international routes than that for domestic routes.

Acquisition of Aircraft and Spare Parts

Our Company is permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC, which is 55% owned by CEA Holding and 45% owned by our Company. This gives us a sale market with fair competition flexibility with our inventory management by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain approval from the NDRC and may be subject to appraisal of the relevant competent authorities for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

Domestic Fuel Supply and Pricing

The Civil Aviation Oil Supply Company, or the CAOSC, which is supervised by the State-owned Assets Supervision and Administration Commission, or the SASAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The PRC government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues a guidance price. The retail price at which the CAOSC resells fuel to airline customers is set within a specified range based on this guidance price.

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and the CAAC from 2006 to 2008. In the second half of 2008, international crude oil prices decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines, at the airline's discretion, but within certain limits as set forth in the notice. On March 31, 2010, the NDRC and CAAC issued the Notice Regarding the Publication of Passenger Fuel Surcharges Rate on Domestic Routes, which reduced the standard fuel surcharge by 3.1% for domestic routes. In addition, on March 31, 2011, the NDRC and CAAC issued another similar notice, which further adjusted the standard fuel surcharge downwards. From August 1, 2011, according to the Announcement on the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel, issued by the NDRC and CAAC, the rate of domestic route fuel surcharges will be adjusted each month if the difference in consolidated purchase costs for domestic aviation coal oil fuel exceeds RMB250 per ton.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards which became effective as of March 1, 2013. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see "– Maintenance and Safety – Safety."

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

Chinese Airport Policy

Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC transferred 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China's civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance of the PRC (“MOF”), have been reflected in air fares of Chinese airlines rather than collected as a separate levy.

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

The civil aviation infrastructure levy was paid to the MOF and refunded again from July 1, 2008 to June 30, 2009, according to one of the ten measures announced by the CAAC in December 2008 in response to the global economic downturn. The refunded levy for China's aviation industry amounted to approximately RMB4,000 million in total. The ten measures also include measures to enhance safety, reduce taxes, invest in infrastructure and optimize the airspace and air routes.

Limitation on Foreign Ownership

The CAAC's present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot individually or together hold a majority of our total outstanding shares. As of December 31, 2013, approximately 12.4% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the new Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on March 10, 2015, Chinese investors should be the controlling shareholders of a PRC air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a Chinese airline.

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

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, our Company also competes against virtually all of the major domestic airlines on these routes. In addition, we are facing increasing competition from certain low-cost carriers, such as Spring Airlines, in the domestic market. Spring Airlines competes with us, as it operates daily domestic routes to certain destinations such as Harbin, Shenyang, Guangzhou, Xiamen, Sanya, Kunming and Chongqing, which are covered in our domestic routes. The “Twelfth Five-Year Plan” for civil aviation industry in China encourages low-cost airlines to enter into major logistics market gradually. In February 2014, CAAC issued Guidance on Facilitating Low-cost Aviation Development which aims at supporting the development of domestic low-cost airlines. This will further intensify the competition in domestic aviation market. However, we believe we are well-positioned to compete against domestic low-cost carriers due to our expansive route network, competitive pricing, greater availability of flight services to these destinations and strong brand name.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which will provide train services at a speed of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Wuhan, Qingdao, Guangzhou, Dalian and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. The high-speed railway connecting Beijing and Shanghai commenced operations in July 2011, and has substantially affected our Beijing and Shanghai routes, as well as routes between Shanghai and Jinan, Beijing and Nanjing, Shanghai and Xuzhou, Shanghai and Tianjin and Beijing and Changzhou.

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

Regional

Our Hong Kong routes are highly competitive. The primary competitor on our Hong Kong routes is Cathay Pacific Airways ("Cathay"), and Hong Kong Dragon Airlines Limited ("Dragonair"). We currently operate approximately 26 flight routes between Chinese cities and Hong Kong. Cathay and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our Shanghai-Hong Kong, Hangzhou-Hong Kong, Nanjing-Hong Kong and Shanghai-Macau routes. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. At the end of 2011, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. At the end of 2013, the two sides agreed to increase the total number of flights to 786 per week and to increase the total number of destination airports in mainland China and Taiwan to 54. At the end of 2014, mainland China and Taiwan agreed to increase the total number of flights to 924 per week and to increase the total number of destination airports in mainland China to 65.

The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi'an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Qingdao, Wuxi, Yancheng, Yinchuan and Lijiang. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. According to the Ninth Meeting of Cross-strait Air Transportation, the two sides agreed to increase the total number of flights per week in 2014. According to the Tenth Meeting of Cross-strait Air Transportation in 2015, the two sides agreed to have Changzhou and Shaoshan as two new regular passenger shipping point. We plan to establish the Changzhou- Taibei route with three flights per week. As the market is expanding for individual tourist, we aim to target our sales to these customers.

We believe we will benefit from expanding our market share in Taiwan-mainland China direct flight services as based on the more and more frequent communication between Taiwan and mainland China. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that our Company has obtained or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

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

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in "Asia Miles", a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges world-wide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. See " – Marketing and Sales – SkyTeam Alliance." In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport. We facilitate joint sales by optimizing transit connection with Delta Airlines and enhanced co-operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 10,542 workers as maintenance and engineering personnel as of December 31, 2014. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for the purpose of performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport which has the capacity to house two wide-body aircraft. Our Company and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. Our Company and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, our Company, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which our Company holds 60% of the equity interests, to provide supplemental avionics and other maintenance services to our Company. STA, which was established in 2004 by our Company and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. We entered into repair agreements of seven types of electronics materials with Honeywell and we expect in the next two years to save US$338,000 of material repairing costs.

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

Since December 2014, our Company have adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. to explore the transformation of supporting assets to operational assets.

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

Regarding the strengthening of the SMS, we have (i) organized training for the administrators of safety management of all operating units, deepened the understanding for the construction of SMS, laying the ground work for SMS; (ii) followed our plans and orderly commenced the construction of the analytical network. We had a number of cooperation meetings, discussing the master framework, which carries the system. We also introduced the concept of safety indicators for operational progress, rendering safety management more comprehensible; and (iii) continuously improved the risks database of the relevant routes and airports, strengthening the application of the different databases on the actual process of operation.

In 2014, we continued to facilitate the construction and application of the SMS and strictly implementing risk management. We also put greater efforts in safety inspection and supervision as well as fulfillment of responsibilities in relation to safety enhancement. We enhanced its flight training management and commenced specialized training covering pilots management and transition to B777-300ER aircraft to reinforce the foundations of flight safety. Emphasizing technology applications, we established a research institute of flight safety technology application to provide intellectual support to our ongoing safe operations.

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. We use flight simulators for A320, A330, A340, B737NG, B737-300, B777, aircraft at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

Cyber-security

With respect to our internal policies on cyber-security and internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. Furthermore, we have entered into a strategic cooperation plan with the China Information Technology Security Evaluation Center by which their trained engineers evaluate our internal data security policies and cyber-security measures. In 2012, we established and announced two internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Management Regulation and China Eastern Airlines Information System Application and Development Safety Regulation and in 2013, we established and announced another two internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Incident Management Regulation and China Eastern Airlines Information System Classification Measures, which we believe will strengthen our information safety management systems and overall cyber-security defenses. During the year ended December 31, 2014, we did not experience any material cyber-security incidents or related losses.

In 2014, regarding the risks in relation to internet security of the aviation section, we took the following preventive measures: (i) putting in place a monitoring system; (ii) clarifying the responsibilities relating to internet, mainframe computer, operation and maintenance, product development and management; (iii) having internet security equipment; (iv) having manual inspection and(v) preparing for emergency response.

In June 2014, we promulgated documents Class I to V for CEA Information Security Management System, including directions, management requirements, operation manual and recorded output documents at security level, and passed the ISO27001 (international information security standard) certificate qualification in November 2014. Our internet security policy were synchronized with the ISO27001.

We did not purchase any insurance for internet security.

Fuel Supplies

Fuel costs represented approximately 34.4% of our operating expenses in 2014. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2014, we consumed approximately 4.8 million tonnes of fuel, an increase of 4.3% from 2013. Our aviation fuel expenditures in 2014 reached RMB30,238 million, representing an decrease of 1.4% from RMB30,681 million in 2013, as a result of the expansion of our operations. Jet fuel prices were volatile in 2013 and 2014, with heightened political tensions and continued political instability and turmoil in certain Middle Eastern countries. In 2014, the average price of fuel decreased by 4.7% compared to that of 2013. While fuel prices decreased during the first half of 2014, prices generally increased in 2014 and into early 2015. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the "Asia Miles" frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the "Eastern Miles" program, the number of members of the frequent flyer program reached over 22.8 million in 2014. The special services hotline "95530" call center was established and came into operation in 2004. In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch "Air-Rail Pass Transportation" products. Our domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed a air-rail two-way transportation product, which has helped us broaden our customer resources.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In 2014, we added about 90 group clients, and the total number of our group clients amounts to 1,385. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail store owners by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. By the end of 2014, we had approximately 2.8 million new Eastern Miles members, with a total of over 22.8 million members.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns and upgrading and expanding the services offered by our online sales system. In 2012, we introduced "China Eastern Mobile E", a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. In 2013, we introduced a new version of China Eastern Mobile E and increased the application of "China Eastern Mobile E" to 14 airports. In addition, we introduced “M Website”, a website portal that provides mobile flight booking, flight status and online checking services and applied several third-party payment platform to our ticket booking system.

By September 2014, the mobile platform realized self-service applications such as mobile check-in of 139 domestic cities plus 3 overseas cities, self change of arrangement service for irregular flights, Eastern Miles QR code membership and the number of registered members amounted to 800,000 people with the mobile sales breaking a record of RMB3.60 million in a single day.

We also increased the success rate of website payment. At the end of September 2014, work regarding the international unified payment channel achieved the success rate of 62.1% and is still being optimized.

In addition, we updated the ability for sale activities and self-service. As of July 31, 2014, sale activities via the CEA official website and the mobile platforms (except limited time special discount during weekend nights) amounted to an accumulated amount of RMB310 million, which accounted for 4.3% of the total sale via website. As of September 30, 2014, mobile and web check-in had been implemented to support up to 142 cities domestically and abroad, covering most of our navigation points.

We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York, San Francisco and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg London, Moscow, Paris, Rome, Madrid, Brussels and Munich; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney. We maintain more than 50 overseas sales or representative offices as of December 31, 2014. As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association ("IATA"). The IATA represents approximately 240 airlines and comprises approximately 84% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs and increase flexibility and travel options for passengers in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC's computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011. By the end of 2014, we have entered into frequent flyer and airport lounges agreements with 12 SkyTeam member airlines and implemented code-sharing programs covering 675 routes, as well as 195 routes with seven non-SkyTeam member airlines, which has further broadened the coverage of our route network.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer its passengers seamless transit to 1,052 destinations in 177 countries under a single plane ticket with direct luggage services as of December 31, 2014. Passengers may also enjoy the comfort of approximately 516 VIP airport lounges of SkyTeam around the world. The entry of our Company as well as Shanghai Airlines into SkyTeam became effective on June 21, 2011. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2014, we focused on the improvement on customer management, freight management and product management and comprehensively enhanced the operation standard of traditional air freight. In terms of customer management, we completed the client structure design and the CRM process flow design; we built the customer relationship management system and established customer incentives policy. We had four new customers, including FedEx, and commenced strategic cooperation with HKCTS and Sinotrans for our international routes development. Regarding domestic routes, we strengthened our cooperation with S.F. Express and EMS. Regarding freight rates management, we completed the new design for the freight rates system and started testing in some of the routines in terms of policy; optimized the monitoring requirements of rate controls and implemented the construction of the freight rates module for the revenue management system; established internal real-time information interaction processes and improved the efficiency and accuracy of the benefit analysis and decision-making. Regarding product management, we completed the system design for the four major products: route network, service guarantee, standardization and customization, comprehensively covering the development needs of freight products and satisfying the sustainable development of freight products. We expended extensive efforts in the development of route network products and published the route seeker app, realizing the integration of resources of the entire network.

We also tactically expanded the network. Through reduction for optimal capacity and flexible purchase of capacity, we continuously consolidated the Europe and America route network and maintained our leading position in terms of the Europe and America market share. We also developed the Zhengzhou regional hub, and commenced the Zhengzhou to Amsterdam and Chicago freight route network, and established the regulated truck delivery networking having Zhengzhou as the center, covering 28 points across the PRC.

We explored with full efforts the potential of bellyhold through the introduction of localized products, cargo-flight projects, removal of routes with"0 and low" income, international return flight expansion projects, implementation of the reward and punish system which increases volume and income, strengthening of monitoring of external sites and addition of "newly added" customers, we consolidated the output of external sites and transformation units, leading to an increase of 2.8% of bellyhold compared to the same period the previous year.

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

With our subsidiary, Shanghai Airlines, we derive revenue from tourism and travel services through Shanghai Airlines Tours. Shanghai Airlines Tours provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. Shanghai Airlines Tours is a member of the China Association of Travel Services and Shanghai Association of Tourism (International and Domestic Travel Services divisions), as well as a member of Shanghai Association of Quality, and has been admitted into many international travel organizations including the IATA. Shanghai Airlines Tours has won several awards as a travel services provider, as well as awards and honors for its professional staff and vacation package offerings.

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2014, we generated net revenues of approximately RMB2,454 million from our airport ground services and cargo handling services, compared with RMB2,119 million and RMB2,516 million, respectively, generated from such services in 2012 and 2013.

Patents and Trademarks

We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole. In addition, we own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China. As of December 31, 2014, we own or have obtained licenses to use 58 trademarks, the number remained stable as of December 31, 2013.

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

Fleet

 As of December 31, 2014, we operated a fleet of 515 aircraft, including 485 passenger aircraft, most with a seating capacity of over 100 seats, 12 freighters and 18 business aircraft in custody. In 2014, we introduced a total of 75 aircraft of four major models including B777 series, B737 series, A330 series and A320 series and surrendered a total of 43 aircraft of various models, including A300 series and CRJ200 aircraft. With the introduction of B777 series aircraft and the entire retirement of A300 series and CRJ200 aircraft, the variety of aircraft models of our fleet have been further streamlined and the fleet structure has been made younger.

 We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2014:

	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Total Number of Aircraft	Average Age (in years) (1)
Jet Passenger Aircraft:
Wide-body:
B777-300ER	4	-	4	0.2
B767	6	-	6	13.8
A340-600	4	-	4	10.9
A330-300	9	7	16	7.3
A330-200	25	3	28	2.8
Narrow-body:
A321	39	-	39	4.5
A320	113	41	154	6.4
A319	24	5	29	3.7
B757-200	4	1	5	9.7
B737-800	44	68	112	4.4
B737-700	49	13	62	7.2
B737-300	16	-	16	17.4
EMB 145LR	10	-	10	8.3
Total Passenger Aircraft:	347	138	485	6.06

Cargo Aircraft:
B747-400ER	2	2	4	7.5
B757-200F	-	2	2	8.5
B777F	-	6	6	4.3
Total Cargo Aircraft:	2	10	12	6.07
Total number of passenger aircraft and freighters	349	148	497	6.1
	No. of custody
Business Aircraft			18
Total Fleet			515

(1) The average aircraft age is weighted by the number of available seats.

Our daily average aircraft utilization rate was 9.5 hours in 2014, decreasing slightly from 9.8 hours in 2013.

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the years ended December 31, 2012 and 2013:

	2012	2013
	(in hours)
Wide-body:
A340-600	12.3	11.8
A330-300	9.2	9.0
A330-200	13.7	14.3
A300-600	7.5	6.8
B767-300	10.8	9.6
Narrow-body:
A321	9.1	8.9
A320	10.3	9.9
A319	8.5	9.2
B737-800	10.3	10.2
B737-700	9.9	9.8
B737-300	9.0	8.6
EMB 145	9.7	8.1
CRJ-200	5.9	5.0
B757-200	7.9	7.9
Total Passenger Aircraft Average	9.9	9.8

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the year ended December 31, 2014:

2014
(in hours)
Jet Passenger Aircraft:
Wide-body:
B777-300ER	10.7
B767	8.9
A340-600	10.5
A330-300	9.0
A330-200	13.4
Narrow-body:
A321	9.2
A320	9.9
A319	9.2
B757-200	9.4
B737-800	10.0
B737-700	10.0
B737-300	7.0
EMB 145LR	5.7
Total Passenger Aircraft average	9.39

Cargo Aircraft:
B747-400ER	11.7
B757-200F	3.7
B777F	13.9
Total Cargo Aircraft average	9.72
Total number of passenger aircraft and freighters average	9.46

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. On February 28, 2014, we entered into an agreement with Airbus SAS in Shanghai, PRC regarding the purchase of seventy new A320NEO aircraft from Airbus SAS, which are expected to be delivered to us in stages from 2018 to 2020, with the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. On June 13, 2014, we entered into agreements with Boeing Company in Shanghai, PRC to purchase eighty new B737 series aircraft from Boeing, which will be delivered to us in stages from 2016 to 2020. On the same day, we entered into an agreement with Boeing Company regarding the disposal of fifteen B737-300 aircraft and five B757 aircraft to Boeing.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Our fleet in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2015 to 2016 are as follows:

	2015E		2016E
Model	Introduction	Retirement	Introduction	Retirement
A320 Series	29	11	30	6
A330 Series	7	-	-	-
A340-600	-	4	-	-
A300-600	-	-	-	-
B777 Series	5	-	5	-
B737NG	39	7	35	10
B737-300	-	11		5
B737-8Max	-	-	-	-
B757	-	5	-	-
B767	-	-	-	-
CRJ	-	-	-	-
EMB-145LR	-	5	-	5
Total number of passenger aircraft	80	43	70	26
A300-600F	-	-	-	-
B747F	-	1	-	-
B757F	-	2
Total number of freighters	-	3	-	-
Total	80	46	70	26

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

Operating Facilities

Our Company (including subsidiaries and branches) had operations on 95 parcels of land, occupying a total area of approximately 5.4 million square meters, as of December 31, 2014. In addition, as of December 31, 2014, our Company (including subsidiaries and branches) owned approximately 1,879 buildings with a total gross floor area of approximately 1.3 million square meters. Our Company and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings.

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

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 3.8%, from 21,714.8 ATKs in 2013 to 22,538.5 ATKs in 2014, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 5.6%, from 152,075.2 ASKs in 2013 to 160,585.1 ASKs in 2014. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 3.7%, from 15,551.8 RTKs in 2013 to 16,122.4 RTKs in 2014.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

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

Passenger, cargo and mail revenues are recognized as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognized as sales in advance of carriage (the “SIAC”).

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

Retirement benefits

We participates in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. In addition, we initiated an additional defined contribution retirement benefit scheme for employees in 2014. The contributions to the schemes are charged to profit or loss as and when incurred.

In addition, we provide retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and
•	the date that we recognize restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. We recognize the following changes in the net defined benefit obligation under “Wages, salaries and benefits” in the consolidated statement of profit or loss and other comprehensive income:

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

Retirement benefits

We operates and maintains a defined retirement benefit plan which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee’s turnover rate. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on our historical trends.

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

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	73,804	82,403	85,253	88,245	90,185
Other operating income	658	1,062	1,833	2,725	3,685
Operating expenses	(68,664)	(79,201)	(82,734)	(89,394)	(87,812)
Operating profit	5,798	4,264	4,352	1,576	6,058
Finance income / (costs), net	(347)	561	(1,348)	576	(2,072)
Profit before income tax	5,519	4,932	3,137	2,217	4,113
Profit for the year attributable to the equity shareholders of the Company	5,056	4,661	3,072	2,373	3,410
Basic and fully diluted earnings per share (1)	0.45	0.41	0.27	0.20	0.27

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	3,078	3,861	2,512	1,995	1,355
Net current liabilities	(27,184)	(29,679)	(35,948)	(40,472)	(42,887)
Non-current assets	91,293	101,092	111,214	127,458	147,586
Long term borrowings, including current portion	(27,373)	(30,321)	(32,856)	(36,175)	(41,210)
Obligations under finance leases, including current portion	(19,208)	(20,261)	(21,858)	(23,135)	(38,695)
Total share capital and reserves attributable to the equity shareholders of the Company	12,094	17,132	20,207	26,902	29,974
Non-current liabilities	(49,973)	(52,687)	(53,530)	(58,404)	(72,928)
Total assets less current liabilities	64,108	71,413	75,266	86,986	104,699

(1)	The calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares outstanding. The calculation of earnings per share for 2011 and 2012 are based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares outstanding. The calculation of earnings per share for 2013 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,091,881,000 shares outstanding. The calculation of earnings per share for 2014 is based on consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 12,674,269,000 shares outstanding.

2014 Compared to 2013

Revenues

Our revenues increased by 2.2%, from RMB88,245 million in 2013 to RMB90,185 million in 2014. Revenues increased in our passenger business operations, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, which was partially offset by decreased revenue in our cargo and mail business operations, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2014, we transported a total of 83.8 million passengers, representing an increase of 6.0%, from 79.1 million passengers in 2013. Our total passenger traffic (as measured in RPKs) increased by 6.1%, from 120,461 million passenger-kilometers in 2013 to 127,750 million passenger-kilometers in 2014 and our total cargo and mail traffic (as measured in RFTKs) decreased by 1.1%, from 4,857 million freight tonne-kilometers in 2013 to 4,802 million freight tonne-kilometers in 2014. Our average yield for our passenger operations maintained stable at RMB0.61 per passenger-kilometer in 2013 and 2014.

Our average yield for our cargo and mail operations decreased by 1.3%, from RMB1.57 per tonne-kilometer in 2013 to RMB1.55 per tonne-kilometer in 2014, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2013 and 2014:

			2014 vs. 2013
	Year Ended December 31,		Increase	% Increase
	2013	2014	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues	80,531	82,589	2,058	2.6
Passenger revenue	72,928	75,261	2,333	3.2
Cargo and mail revenue	7,603	7,328	(275)	(3.6)
Others (1)	7,714	7,596	(118)	(1.5)
Total Operating Revenue	88,245	90,185	1,940	2.2

(1)	Includes tour operations income, ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB2,333 million, or 3.2%, from RMB72,928 million in 2013 to RMB75,261 million in 2014. This increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 68.6% of our total passenger traffic revenues in 2014, increased by 2.2%, from RMB50,556 million in 2013 to RMB51,647 million in 2014, primarily due to increased flight capacity on domestic routes and steady demand from the continued growth of the PRC economy. Compared to 2013, our domestic passenger traffic (as measured in RPKs) increased by 6.5%, from 82,812 million in 2013 to 88,191 million in 2014. The number of passengers carried on domestic routes increased by 5.8%, from 67.1 million in 2013 to 71.0 million in 2014. Our passenger-kilometers yield for domestic routes maintained stable at RMB0.61 per passenger-kilometer in 2013 and 2014.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 4.4% of our total passenger traffic revenues in 2014, decreased by 3.3%, from RMB3,427 million in 2013 to RMB3,313 million in 2014, primarily due to the decrease in our passenger-kilometers yield for regional routes. The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 6.7%, from 3.0 million in 2013 to 3.2 million in 2014. Our passenger-kilometers yield for regional routes decreased from RMB0.85 per passenger-kilometer in 2013 to RMB0.79 per passenger-kilometer in 2014.

International passenger traffic revenues, which accounted for 27.0% of our total passenger traffic revenues in 2014, increased by 7.2%, from RMB18,945 million in 2013 to RMB20,301 million in 2014. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 4.7% in 2014, from 33,600 million in 2013 to 35,191 million in 2014. The number of passengers carried on international routes increased by 7.3%, from 9.0 million in 2013 to 9.6 million in 2014. Our passenger-kilometers yield for international routes remained relatively stable from RMB0.56 per passenger-kilometer in 2013 to RMB0.59 per passenger-kilometer in 2014.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 3.6%, from RMB7,603 million in 2013 to RMB7,328 million in 2014, which accounted for 8.1% of our total operating revenues in 2014. Cargo and mail yield decreased from RMB1.57 in 2013 to RMB1.55 in 2014 per cargo tonne-kilometer, or 1.3%, as compared to the same period in 2013, primarily as a result of the general slowdown and volatility of the global economy that affected cargo volumes.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 15.6% of our total cargo and mail traffic revenues in 2014, decreased from RMB1,250 million in 2013 to RMB1,142 million in 2014. This decrease  was primarily due to the increased competition from other cargo carriers which resulted in decreased shipping fees and cargo and mail volume. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.30 per tonne-kilometer in 2013 to RMB1.27 per tonne-kilometer in 2014.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 6.0% of our total cargo and mail traffic revenues in 2014, slightly decreased by 3.3%, from RMB458 million in 2013 to RMB443 million in 2014. Our freight tonne-kilometers yield for regional routes decreased from RMB3.71 per tonne-kilometer in 2013 to RMB3.47 per tonne-kilometer in 2014.

International cargo and mail traffic revenues, which accounted for 78.4% of our total cargo and mail traffic revenues in 2014, decreased by 2.6%, from RMB5,896 million in 2013 to RMB5,743 million in 2014, due to decreased demand in the international cargo and mail freight market as a result of the general slowdown of the international freight market. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.56 per tonne-kilometer in 2013 to RMB1.55 per tonne-kilometer in 2014.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by 1.5%, from RMB7,714 million in 2013 to RMB7,596 million in 2014.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2013 and 2014:

			2014 vs. 2013
	Year Ended December 31,		Increase	% Increase
	2013	2014	(Decrease)	(Decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	30,681	30,238	(443)	(1.4)
Gain on fair value movements of derivatives financial instruments	(18)	(11)	7	38.8
Takeoff and landing charges	9,190	9,440	250	2.7
Depreciation and amortization	8,226	9,183	957	11.6
Wages, salaries and benefits	13,454	11,270	(2,184)	(16.2)
Aircraft maintenance	4,690	4,453	(237)	(5.0)
Impairment (charge)/reversal	186	12	(174)	(93.5)
Food and beverages	2,268	2,364	96	4.2
Aircraft operating lease rentals	4,605	4,502	(103)	(2.2)
Other operating lease rentals	679	637	(42)	(6.2)
Selling and marketing expenses	4,139	4,120	(19)	0.5
Civil aviation development fund	1,566	1,656	90	5.7
Ground services and other expenses	5,105	4,998	(107)	(2.1)
Indirect operating expenses	4,623	4,950	327	7.1
Total Operating Expense	89,394	87,812	(1,582)	(1.8)

Our total operating expenses decreased by 1.8%, from RMB89,394 million in 2013 to RMB87,812 million in 2014 primarily due to a decrease in aircraft fuel costs, wages, salaries and benefits. Our total operating expenses as a percentage of our revenues increased from 101.3% in 2013 to 97.4% in 2014.

Aircraft fuel expenses decreased by 1.4%, from RMB30,681 million in 2013 to RMB30,238 million in 2014. The decrease was primarily due to the decrease in the average price of fuel in response to general market trends. In 2014, we consumed a total of approximately 4.8 million tonnes of aviation fuel, representing an increase of 4.3% compared to 2013. In 2014, the average price of fuel decreased by 4.7% compared to that of 2013. Aircraft fuel expenses accounted for 34.4% of our total operating expenses in 2014, as compared to 34.3% in 2013.

Changes in fair value of financial derivatives decreased from a gain of RMB18 million in 2013 to a gain of RMB11 million in 2014. The difference was mainly due to the decrease in gains arising from fair value movement of interest rate swaps contracts, which was resulted from a decrease in the notional amount of unsettled interest rate swaps contracts.

Take-off and landing charges, which accounted for 10.8% of our total operating expenses in 2014, increased by 2.7%, from RMB9,190 million in 2013 to RMB9,440 million in 2014, primarily due to an increase in the number of take-off and landings.

Depreciation and amortization increased by 11.6%, from RMB8,226 in 2013 to RMB9,183 million in 2014, primarily due to the addition of new aircraft and engines by the Group in 2014, resulting in a greater base number for depreciation and amortization.

Wages, salaries and benefits, which accounted for 12.8% of our total operating expenses in 2014, decreased by 16.2%, from RMB13,454 million in 2013 to RMB11,270 million in 2014, primarily due to the changes in our retirement benefits. Additional information regarding the changes in our retirement benefits is disclosed in Note 37 to the consolidated financial statements.

Aircraft maintenance expenses, which accounted for 5.1% of our total operating expenses in 2014, decreased by 5.0%, from RMB4,690 million in 2013 to RMB4,453 million in 2014, primarily due to the enhancement in our aircraft maintenance abilities and a decrease in the number of aircraft that underwent material repairs.

Food and beverage expenses increased by 4.2% from RMB2,268 million in 2013 to RMB2,364 million in 2014, primarily due to an increase in the number of passengers and scheduled flights.

Aircraft operating lease rentals decreased by 2.2%, from RMB4,605 million in 2013 to RMB4,502 million in 2014, primarily due to a decrease in the number of aircraft that we operate under operating leases.

Other operating lease rentals decreased by 6.2%, from RMB679 million in 2013 to RMB637 million in 2014, primarily due to a decrease in leasehold properties.

Selling and marketing expenses, which accounted for 4.7% of our total operating expenses in 2014, decreased by 0.5%, from RMB4,139 million in 2013 to RMB4,120 million in 2014, primarily due to decreased handling fees charged by ticketing agents.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 5.7%, from RMB1,566 million in 2013 to RMB1,656 million in 2014, primarily due to an increase in our miles flown in 2014.

Ground services and other expenses decreased by 2.1%, from RMB5,105 million in 2013 to RMB4,998 million in 2014, primarily due to a decrease in corresponding expenses following a decrease in income generated from tour operations and ground services.

Indirect operating expenses increased by 7.0%, from RMB4,623 million in 2013 to RMB4,950 million in 2014, primarily attributable to an increase in expenses following the expansion of our fleet.

Other Operating Income

Our other operating income and other gains were primarily generated from co-operation routes income. The total amount of our other operating income and other gains increased by 35.2% from RMB2,725 million in 2013 to RMB3,685 million in 2014, primarily due to an increase in income from co-operation routes 2014. Other co-operation income represented income from co-operation routes granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities and other parties to encourage us to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2014, our finance income was RMB88 million, representing a decrease from RMB2,125 million in 2013, primarily due to net exchange losses in 2014 as compared to net exchange gains in 2013. Finance costs amounted to RMB2,160 million, representing an increase of 39.4%, primarily due to an increase in interest expenses arising from borrowings and finance leases.

Profit Attributable to the Equity Shareholders of the Company

As a result of the foregoing, the net profit attributable to the equity shareholders of the Company increased to RMB3,410 million in 2014, or 43.7%, as compared to a net profit of RMB2,373 million in 2013. The increase is mainly due to continuous improvement of our operating abilities and the decrease of jet fuel prices, as well as adjustments to the retirement benefit policies of our employees

Fixed Assets

Our Company had approximately RMB109,439 million of fixed assets and construction in progress as of December 31, 2014, including, among other assets, aircraft, engines and flight equipment, representing a 18.0% increase from RMB92,783 million in 2013.

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

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 69.3% of our total passenger traffic revenues in 2013, increased by 0.8%, from RMB50,141 million in 2012 to RMB50,556 million in 2013, primarily due to increased flight capacity on domestic routes and steady demand from the continued growth of the PRC economy. Compared to 2012, our domestic passenger traffic (as measured in RPKs) increased by 8.7%, from 76,156 million in 2012 to 82,812 million in 2013. The number of passengers carried on domestic routes increased by 7.7%, from 62.4 million in 2012 to 67.1 million in 2013. Our passenger-kilometers yield for domestic routes decreased from RMB0.66 per passenger-kilometer in 2012 to RMB0.61 per passenger-kilometer in 2013.

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

International cargo and mail traffic revenues, which accounted for 77.6% of our total cargo and mail traffic revenues in 2013, decreased by 5.4%, from RMB6,233 million in 2012 to RMB5,896 million in 2013, due to decreased demand in the international cargo and mail freight market as a result of the general slowdown of the international freight market. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.70 per tonne-kilometer in 2012 to RMB1.56 per tonne-kilometer in 2013.

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

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2012 and 2013:

			2013 vs. 2012
	Year Ended December 31,		Increase	% Increase
	2012	2013	(Decrease)	(Decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	29,872	30,681	809	2.7
Gain on fair value movements of derivatives financial instruments	(25)	(18)	7	(28.0)
Takeoff and landing charges	9,066	9,190	124	1.4
Depreciation and amortization	7,557	8,226	669	8.9
Wages, salaries and benefits	12,303	13,454	1,151	9.4
Aircraft maintenance	4,433	4,690	257	5.8
Impairment (charge)/reversal	(13)	186	199	-
Food and beverages	2,031	2,268	236	11.6
Aircraft operating lease rentals	4,438	4,605	167	3.8
Other operating lease rentals	609	679	70	11.5
Selling and marketing expenses	3,727	4,139	412	11.0
Civil aviation development fund	1,414	1,566	152	10.7
Ground services and other expenses	3,305	5,105	1,800	54.5
Indirect operating expenses	4,017	4,623	606	15.1
Total Operating Expense	82,734	89,394	6,660	8.1

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

Depreciation and amortization increased by 8.9%, from RMB7,557 in 2012 to RMB8,226 million in 2013, primarily due to the addition of new aircraft and engines by the Group in 2013, resulting in a greater base number for depreciation and amortization.

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

Food and beverage expenses increased by 11.6% from RMB2,031 million in 2012 to RMB2,268 million in 2013, primarily due to an increase in the number of passengers.

Aircraft operating lease rentals increased by 3.8%, from RMB4,438 million in 2012 to RMB4,605 million in 2013, primarily due to an increase in the number of aircraft that we operate under operating leases.

Other operating lease rentals increased by 11.5%, from RMB609 million in 2012 to RMB 679 million in 2013, primarily due to an increase in the leases for warehouses and VIP lounges at airports.

Selling and marketing expenses, which accounted for 4.6% of our total operating expenses in 2013, increased by 11.0%, from RMB3,727 million in 2012 to RMB4,139 million in 2013.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 10.7%, from RMB1,414 million in 2012 to RMB1,566 million in 2013, primarily due to an increase in our miles flown in 2013.

Ground services and other expenses increased by 54.5%, from RMB3,305 million in 2012 to RMB5,105 million in 2013, primarily due to the increase in other charges arising from the acquisition of Eastern Travel by Shanghai Airlines Tours, our wholly-owned subsidiary, in 2013.

Indirect operating expenses increased by 20.1%, from RMB4,017 million in 2012 to RMB 4,623 million in 2013, primarily attributable to an increase in expenses following the expansion of our fleet.

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

Net Finance Costs

In 2013, our finance income was RMB2,125 million, representing an increase of 509.42% from RMB349 million in 2012, primarily due to the substantial appreciation of the Renminbi against the U.S. dollar in 2013. Finance costs amounted to RMB1,549 million, representing a decrease of 8.8%, primarily due to a decrease in interest expenses arising from borrowings and finance leases.

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

As of December 31, 2012, 2013 and 2014, we had RMB2,512 million, RMB1,995 million and RMB1,355 million, respectively, in cash and cash equivalents; RMB45,736 million, RMB50,600 million and RMB59,189 million, respectively, in outstanding borrowings; and RMB1,726 million, RMB383 million and RMB38 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB42,887 million. As a consequence, our Directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2014, we had total unutilized credit facilities of RMB44 billion from various banks. See the discussion below under "– Working Capital and Liabilities".

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

Cash Flows from Operating Activities

In 2014, we generated a net cash inflow from operating activities of RMB12,296 million as a result of cash generated from operations of RMB12,767 million less income tax we paid in 2014. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB14,500 million and negative changes in working capital of RMB1,733 million. The operating profit before working capital changes of RMB14,500 million was a result of the profit before income tax of RMB4,113 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB9,125 million, (ii) interest expenses of RMB1,957 million, (iii) consumption of flight equipment spare parts of RMB712 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB1,122 million, which was partly offset by post-retirement benefits of RMB2,612 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB1,314 million; (ii) flight equipment and spare parts of RMB750 million, (iii) trade receivables of RMB345 million, and (iv) provision for return condition checks for aircraft and engines under operating leases of RMB1,455 million. These negative changes were partly offset by (i) SIAC of RMB1,491 million, and (ii) other payables and accrued expenses of RMB1,024 million.

In 2013, we generated a net cash inflow from operating activities of RMB10,806 million as a result of cash generated from operations of RMB11,120 million less income tax we paid in 2013. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB11,488 million and negative changes in working capital of RMB367 million. The operating profit before working capital changes of RMB11,488 million was a result of the profit before income tax of RMB2,217 million, mainly adjusted for: (i) depreciation of property, plant and equipment of RMB8,174 million, (ii) interest expenses of RMB1,549 million, (iii) consumption of flight equipment spare parts of RMB787 million, (iv) provision for return condition checks for aircraft and engines under operating leases of RMB872 million, which was partly offset by net foreign exchange gains of RMB1,976 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB2,028 million; (ii) flight equipment and spare parts of RMB984 million, (iii) trade receivables of RMB557 million, and (iv) provision for return condition checks for aircraft and engines under operating leases of RMB453 million. These negative changes were partly offset by (i) other payables and accrued expenses of RMB1,539 million and (ii) restricted bank deposits and short-term bank deposits of RMB1,343 million.

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

Cash Flows from Investing Activities

In 2014, our net cash outflow from investing activities was RMB24,033 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB20,067 million and (ii) additions of property, plant and equipment of RMB5,828 million. These cash outflows were partly offset by proceeds from disposal of property, plant and equipment of RMB1,623 million.

In 2013, our net cash outflow from investing activities was RMB17,028 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB17,261 million and (ii) additions of property, plant and equipment of RMB1,822 million. These cash outflows were partly offset by (i) proceeds of short-term deposits with original maturities over three months of RMB1,492 million, and (ii) proceeds from disposal of property, plant and equipment of RMB556 million.

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

Cash Flows from Financing Activities

In 2014, our net cash inflow from financing activities was RMB11,112 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB33,863 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB16,971 million, (iii) proceeds from issuance of short-term debentures of RMB4,000 million and (iv) proceeds from issuance of long-term debentures and bonds of RMB3,300 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB27,810 million, (ii) repayments of long-term bank loans of RMB7,451 million, and (iii) repayments of short-term debentures of RMB4,000 million.

In 2013, our net cash inflow from financing activities was RMB5,730 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB15,635 million, (ii) proceeds from draw down of long-term bank loans of RMB8,958 million, (iii) proceeds from issuance of long-term debentures and bonds of RMB6,985 million and (iv) proceeds from issuance of short-term debentures and bonds of RMB4,000 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB15,823 million, (ii) repayments of long-term bank loans of RMB9,792 million, and (iii) repayments of short-term debts of RMB4,000 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2014, our current liabilities exceeded our current assets by RMB42,887 million. In comparison, our current liabilities exceeded our current assets by RMB40,472 million as of December 31, 2013. The increase in our current liabilities in 2014 was primarily due to the increase in the current portion of borrowings. The increase in our current assets in 2014 was primarily due to an increase in prepayments and other receivables and an increase in assets classified as held for sale. Short-term loans outstanding totaled RMB23,285 million and RMB28,676 million as of December 31, 2013 and 2014, respectively. Long-term outstanding bank loans totaled RMB27,315 million and RMB30,513 million as of December 31, 2013 and 2014, respectively.

As of December 31, 2014, our long-term debt to equity ratio was 0.96. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2013 and 2014 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31,
	2013	2014
	(RMB in millions)
Secured	14,862	27,264
Unsecured	35,738	31,925
Total	50,600	59,189

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2013 and 2014 was as follows:

	As of December 31,
	2013	2014
	(RMB in millions)
Within one year	23,285	28,676
In the second year	6,606	8,801
In the third to fifth year inclusive	9,952	10,868
After the fifth year	10,757	10,844
Total	50,600	59,189

As of December 31, 2014, our interest rates relating to short-term borrowings ranged from 1.01% to 5.35%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 5.535% to 5.99%. Our bank loans are denominated in Renminbi and U.S. dollars. As of December 31, 2014, our total bank loans denominated in Renminbi amounted to RMB16,205 million, while our total bank loans denominated in U.S. dollars amounted to US$7,025 million. On March 6, 2014, our wholly-owned subsidiary EAO issued offshore CNY-denominated bonds in an amount of RMB2.5 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. Our Company guaranteed the bond issue. On May 14, 2014, EAO issued offshore CNY-denominated bonds in an amount of CNY0.8 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. Our Company guaranteed the bond issue. See Note 33 to the consolidated financial statements for more information on our borrowings.

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

Capital Expenditures

As of December 31, 2014, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB105,011 million, including approximately RMB25,830 million in 2015 and approximately RMB18,249 million in 2016, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2014:

	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
Long-Term Debt (1)	41,210	10,697	8,801	10,868	10,844
Capital Leases (2)	38,695	4,596	4,411	11,482	18,206
Operating Leases (3)	26,671	4,020	3,672	8,404	10,665
Unconditional Purchase Obligations (4)	105,011	25,830	18,249	30,952	29,980
Other Long-term Obligations (5)(6)	2,756	-	-	-	-
Post-retirement Benefit Obligations (5)	2,822	-	-	-	-
Deferred Tax Liabilities (5)	26	-	-	-	-
Short-term Bank Loans (7)	17,979	17,979	-	-	-
Interest Obligations	6,870	1,753	1,246	2,459	1,412
Under Finance Leases	4,369	857	763	1,683	1,066
Under Bank Loans	2,501	896	483	776	346
Fixed Rate	99	95	4	-	-
Variable Rate (8)	2,402	801	479	776	346
Total	242,130	64,875	36,379	66,908	68,364

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group's frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2014, the weighted average interest rate of our short-term bank loans was 2.42% per annum (2013: 2.36%).

(8)	For our variable rate loans, interest rates range from six month LIBOR + 0.55% to six months LIBOR + 5.3%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2014. A 25 basis points increase in the interest rate would increase interest expenses by RMB161 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities	Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)
Lines of Credit	44,010	30,799	12,660	-	551
Standby Letters of Credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Total	44,010	30,799	12,660	-	551

Taxation

We had carried forward tax losses of approximately RMB2,275 million as of December 31, 2014, which can be used to set off against future taxable income between 2015 and 2019.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China's EIT Law, which was approved by the National People's Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2014, the corporate income tax rate applicable to the Company and these subsidiaries was 25%. The net deferred tax position of the Company and its subsidiaries as of December 31, 2014 was insignificant and the change in tax rate had no material impact on our deferred tax position. Except for those subsidiaries that are incorporated in Hong Kong and therefore subject to a Hong Kong corporate income tax rate of 16.5%. Other subsidiaries of the Company are generally subject to the PRC standard income tax rate of 25%.

Inflation

In recent years, China has been experiencing increasing levels of inflation. According to the National Bureau of Statistics of China, China's overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2012, 2.6% in 2013 and 2.1% in 2014. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

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

Name (1)	Age	Shares Owned	Position
Liu Shaoyong	56	-	Chairman of the Board of Directors
Ma Xulun	51	-	President and Vice Chairman
Xu Zhao	46	-	Director
Gu Jiadan	59	-	Director
Li Yangmin	52	3,960 A Shares	Director and Vice President
Tang Bing	48	-	Director and Vice President
Sandy Ke-Yaw Liu	67	-	Independent Non-executive Director
Ji Weidong	58	-	Independent Non-executive Director
Li Ruoshan	66	-	Independent Non-executive Director
Ma Weihua	67	-	Independent Non-executive Director
Yu Faming	61	-	Chairman of the Supervisory Committee
Xi Sheng	52		Supervisor
Ba Shengji	57	-	Supervisor
Feng Jinxiong	53	-	Supervisor
Yan Taisheng	61	-	Supervisor
Tian Liuwen	56	-	Vice President
Wu Yongliang	52	3,696 A Shares	Vice President and Chief Financial Officer
Feng Liang	51	-	Vice President
Sun Youwen	55	62,731 A Shares	Vice President
Wang Jian	42	-	Board Secretary and Joint Company Secretary

Note:

(1) On March 24, 2014, the sixth ordinary meeting of the seventh session of the Board considered and passed the resolution regarding the change in Vice President of the Company and appointed Mr. Sun Youwen as a Vice President of the Company. Mr. Shu Mingjiang ceased to be a Vice President of the Company due to work reallocation. Mr. Shao Ruiqing, due to personal commitments, tendered his resignation as an independent non-executive director of the Company with effect from April 29, 2014 in accordance with the relevant requirements.

Directors

Mr. LIU Shaoyong is currently the Chairman of the Company and president and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China's Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. MA Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr Ma is also currently the Deputy Director- General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master's degree and is a PRC certified accountant.

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

Mr. GU Jiadan is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines. From August 2009 to January 2010, he was the acting president of Shanghai Airlines. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master's degree and is a senior economist.

Mr. LI Yangmin is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Party Secretary and Director of the Company with effect from June 2011. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master's degrees and obtained an Executive Master of Business Administration (EMBA) degree from Fudan University. He is also a qualified professor-level senior engineer.

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

Mr. Sandy Ke-Yaw LIU is currently an Independent Non-executive Director of the Company. Mr. Sandy Ke-Yaw Liu joined the civil aviation industry in Taiwan in 1969, and served in China Airlines in various capacities, including airport manager in Honolulu International Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service and Taiwan Taoyuan International Airport Service Company, as well as chairman of Taiwan Air Cargo Terminal. He served as the chief operating officer for the Asia region of American Expeditors International Logistics Company. Mr. Liu has served as an Independent Non-executive Director of our Company since June 2009. He graduated from Taiwan Shih Hsin University and attended advanced study programs at Stanford University in 1990 and 1993.

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

Mr. MA Weihua is currently an Independent Non-executive Director of the Company. Mr. Ma is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the vice chairman of China Chamber of International Commerce, a member of the Standing Council of China Society for Finance and Banking, the president of One Foundation, an independent director of each of China Petroleum & Chemical Corporation (中國石油化工股份有限公司) and an independent director of China World Trade Center Co., Ltd. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Ltd, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma has served as an Independent Non-executive Director of the Company since October 2013. Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the "Supervisory Committee"), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of five supervisors.

Mr. YU Faming is currently the Chairman of Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labor and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labor of the PRC, deputy head of the Labor Science Research Institute of the Ministry of Labor of the PRC, deputy head and head of the Labor Science Research Institute of the Ministry of Labor Protection of the PRC and head of the Training and Employment Department of the Ministry of Labor Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. XI Sheng is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009 and a Supervisor of our Company since June 2012. Mr. Xi is also the council member of China Institute of Internal Audit, a member of International Institute of Internal Auditors and a committee member of international relations committee of the institute. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. BA Shengji is currently a Supervisor of the Company and the chairman of the labor union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of auditing department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 and November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labor union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. He has served as the chairman of the labor union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. FENG Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company and general manager of the Audit Department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of CES Finance, and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master's degree.

Mr. YAN Taisheng is currently a Supervisor of our Company. Mr. Yan joined the civil aviation industry in 1973, and served as chief of the board secretariat of the general office of the Company, general manager of Shanghai Civil Aviation Dong Da Industry Company and deputy head and head of the general office of the labor union of the Company. He served as the vice chairman of the labor union of the Company from 2005 to 2014. He served as a Supervisor since March 2009. He has been retired since June 2014. Mr. Yan graduated from East China Normal University.

Senior Management

Mr. TIAN Liuwen is currently a Vice President of the Company and a party member of party disciplinary inspection group of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the Head of the General Manager Office and Chairman of the Labor Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the Vice President and subsequently President of the Hebei Branch of the Company. From April 2005 to January 2008, he was President of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been Vice President of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of party disciplinary inspection group of CEA Holding. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

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

Mr. FENG Liang is currently a Vice President and the Chief Engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established. He has served as the Chief Engineer of the Company since August 2010. He served as the Chief Security Officer of the Company from December 2012 to December 2014 and the Vice President of the Company since August 2013. Mr. Feng was graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiaotong University. He is also a senior engineer.

Mr. SUN Youwen is currently the Vice President of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the shanghai flight division of the Company. He served as the vice president of China Eastern Airlines Jiangsu Corporation Limited from April 2007 to November 2009 and the general manager of the shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the shanghai flight division of the Company from April 2012 to July 2014 and has served as the Vice President of the Company since March 2014. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China, majored in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from the Institute of Management of Fudan University.

Mr. WANG Jian is currently the Board Secretary, the Head of the Board secretariat of the Company, Joint Company Secretary and Authorized Representative of the Company. Mr. Wang joined the Company in 1995 and served as Deputy Head of the Company's office and Deputy General Manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. Since May 2009, he has served as the Head of the Board secretariat of the Company. He was a representative of the Company's Securities affairs from May 2009 to April 2012. He was appointed as the Board Secretary, Joint Company Secretary and Authorized Representative of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA postgraduate degree from East China University of Science and Technology and an EMBA degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2014 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB9.3 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2014 are as follows:

Name and Principal Position	Total
RMB'000
Directors
Liu Shaoyong*	-
Ma Xulun	745
Xu Zhao*	-
Gu Jiadan*	-
Li Yangmin	669
Tang Bing	632
Independent non-executive Directors
Liu Keya	120
Ji Weidong	120
Shao Ruiqing****	-
Li Ruoshan	120
Ma Weihua	120
Supervisors
Yu Faming*	-
Xi Sheng*	-
Feng Jinxiong	436
Yan Taisheng	175
Ba Shengji*	-
Senior Management
Tian Liuwen	518
Wu Yongliang	504
Feng Liang	491
Sun Youwen**	739
Wang Jian	487
Shu Mingjiang***	262
Total	6,139

*	These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	Mr. Sun Youwen has been the senior management of the Company since March 24, 2014. He is a pilot and his remuneration includes air crewman packages.

***	Mr. Shu Mingjiang was the senior management of the Company before March 24, 2014. He is a pilot and his remuneration includes air crewman packages.

****	Mr. Shao Ruiqing, due to personal commitments, tendered his resignation as an independent non-executive director of the Company with effect from April 29, 2014 in accordance with relevant requirement.

During the year ended December 31, 2014, no Directors or supervisors waived their compensation.

C.	Board Practices

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

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 26, 2013	June 26, 2016
Ma Xulun	Vice Chairman	June 26, 2013	June 26, 2016
	President	June 26, 2013	June 26, 2016

Name (1)	Position	Held Position Since	Expiration of Term
Xu Zhao	Director	June 26, 2013	June 26, 2016
Gu Jiadan	Director	June 26, 2013	June 26, 2016
Li Yangmin	Director	June 26, 2013	June 26, 2016
	Vice President	June 26, 2013	June 26, 2016
Tang Bing	Director	June 26, 2013	June 26, 2016
	Vice President	June 26, 2013	June 26, 2016
Sandy Ke-Yaw Liu	Independent non-executive Director	June 26, 2013	June 26, 2016
Ji Weidong	Independent non-executive Director	June 26, 2013	June 26, 2016
Li Ruoshan	Independent non-executive Director	June 26, 2013	June 26, 2016
Ma Weihua	Independent non-executive Director	October 29, 2013	June 26, 2016
Yu Faming	Chairman of the Supervisory Committee	June 26, 2013	June 26, 2016
Xi Sheng	Supervisor	June 26, 2013	June 26, 2016
Ba Shengji	Supervisor	June 26, 2013	June 26, 2016
Feng Jinxiong	Supervisor	June 26, 2013	June 26, 2016
Yan Taisheng	Supervisor	June 26, 2013	June 26, 2016
Tian Liuwen	Vice President	June 26, 2013	June 26, 2016
Wu Yongliang	Vice President	June 26, 2013	June 26, 2016
	Chief Financial Officer	June 26, 2013	June 26, 2016
Feng Liang	Vice President	August 27, 2013	June 26, 2016
Sun Youwen	Vice President	March 24, 2014	June 26, 2016
Wang Jian	Board Secretary and Joint Company Secretary	June 26, 2013	June 26, 2016
Ngai Wai Fung	Joint Company Secretary	June 26, 2013	June 26, 2016

Note:

(1) On March 24, 2014, the sixth ordinary meeting of the seventh session of the Board considered and passed the resolution regarding the change in Vice President of the Company and appointed Mr. Sun Youwen as a Vice President of the Company. Mr. Shu Mingjiang ceased to be a Vice President of the Company due to work reallocation. Mr. Shao Ruiqing, due to personal commitments, tendered his resignation as an independent non-executive director of the Company with effect from April 29, 2014 in accordance with the relevant requirements.

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

 Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. As of December 31, 2014, our audit and risk management committee comprises Mr. Li Ruoshan, Mr. Ji Weidong and Mr. Xu Zhao as the members of the Audit and Risk Management Committee and Mr. Li Ruoshan was appointed as the chairman of the Audit and Risk Management Committee. Mr. Li Ruoshan and Mr. Ji Weidong are independent non-executive directors. Our audit and risk management committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The audit and risk management committee is authorized to, among other things, examine our internal control system, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders' meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held nine meetings in 2014.

Nominations and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the "Remuneration and Appraisal Committee"), and Mr. Zhou Ruijin was elected as the chairman of Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nominations Committee of our Company and Remuneration and Appraisal Committee to form the Nominations and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nominations and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nominations and Remuneration Committee. On April 27, 2012, we amended the Detailed Working Rules for the Nominations and Remuneration Committee, with retroactive effect from April 1, 2012. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. See the announcement furnished to the SEC on Form 6-K dated April 27, 2012. On December 31, 2014, our nominations and remuneration committee comprises Mr. Liu Shaoyong, the Chairman, Mr. Sandy Ke-Yaw Liu and Mr. Ma Weihua, the independent non-executive Directors.

The Nominations and Remuneration committee is authorized to determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders' meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nominations and Remuneration Committee, Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in August 2009. The Nominations and Remuneration Committee held three meetings in 2014.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

As of December 31, 2014, the Planning and Development Committee comprises three members: Mr. Li Yangmin, Mr. Tang Bing and Mr. Ji Weidong, all of whom are Directors. Mr. Li Yangmin, a Director, is the chairman of the committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held eight meetings in 2014.

Aviation Safety and Environment Committee

The three members of the Aviation Safety and Environment Committee are Mr. Ma Xulun, Mr. Sandy, Ke-Yaw Liu and Mr. Li Yangmin. Mr. Ma Xulun is the Chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under our Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meeting in 2014.

D.	Employees

Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2012, 2013 and 2014, respectively:

	As of December 31,
	2012	2013	2014
Pilots	5,562	5,841	6,502
Flight attendants and other aircrew staff	10,114	11,201	12,203
Maintenance personnel	12,698	10,933	10,542
Sales and marketing	3,960	3,573	3,892
Operation control	2,461	2,097	2,004
Information technology	502	645	670
Management	5,462	4,090	4,072
Ground Services and others	25,448	30,494	30,261
Total	66,207	68,874	69,849

 As of December 31, 2014, we had 69,849 employees in service. In 2014, the number of the Company's core technical team, core technical personnel and pilots remained stable. We recruited 838 pilot trainees in 2014. As of October 31, 2014, we completed the recruitment of 205 captains, 49 airline captains and 465 co-pilots. We arranged for training for 306 new employees in 2014 and continued to provide trainings for our existing employee. For instance, we provided maintenance and engineering personnel with trainings such as aircraft model training, practical training, engineering management and quality and safety training. We outsourced some of our IT services in 2014. See Notes 37 and 38 to our audited consolidated financial statements for changes in our retirement benefits.

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

There was no granting or exercise of rights under the H shares appreciation rights of our Company during 2013. The first tranche of H shares appreciation rights, amounting to one third of the total H shares appreciation rights of our Company, was originally planned to be exercised on December 1, 2014. However, as our Company did not satisfy the exercising conditions in 2013, such tranche expired automatically.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2014 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (%)	Percent of Total Shares (%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	65.21	43.64
H Shares	CEA Holding (2)	2,626,240,000	62.63	20.72
H Shares	HKSCC Nominees Limited (3)	4,179,493,198	99.67	32.97

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at December 31, 2014:

(1)	Among such A shares, 5,072,922,927 A shares were directly held by CEA Holding and 457,317,073 A shares were directly held by CES Finance, which in turn was 100% held by CEA Holding.

(2)	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

(3)

Among the 4,179,493,198 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.85% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

As of December 31, 2014, CEA Holding directly or indirectly held 64.4% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2014, there were 4,193,190,000 H Shares issued and outstanding. As of December 31, 2014 and April 17, 2015, there were, respectively, 41 and 40 registered holders of American depositary receipts evidencing 955,290 and 1,127,039 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a majority-owned subsidiary of CEA Holding. CEA Holding itself is a wholly state-owned enterprise under the administrative control of the SASAC. CEA Holding's shareholding in our Company is in the form of ordinary domestic shares, through which it, under the supervision of the SASAC, enjoys shareholders' rights and benefits on behalf of the PRC government.

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

Eastern Aviation Import and Export Corporation ("EAIEC"), a 55% owned subsidiary of CEA Holding

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

For the year ended December 31, 2014, we paid handling charges to EAIEC of approximately RMB120 million. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 46(b) to our audited consolidated financial statements for more details.

SA Import and Export Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Airlines Tours entered into the SA Import and Export Share Transfer Agreement with EAIEC, pursuant to which Shanghai Airlines agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests, representing 89.7% of the entire issued share capital of SA Import & Export, and Shanghai Airlines Tours agreed to sell and EAIEC agreed to purchase the SA Import & Export Equity Interests II, representing 10.3% of the entire issued share capital of SA Import & Export.

Eastern Aviation Advertising Service Co., Ltd. ("Eastern Aviation Advertising"), a 55% owned subsidiary of CEA Holding

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

On August 30, 2013, we entered into an agreement relating to the renewal of the existing advertising services agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will from time to time provide the Group with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The Advertising Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2014, we paid to Eastern Aviation Advertising approximately RMB5 million for advertising services.

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

On September 27, 2013, we entered into an agreement with CES Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CES Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. For the year ended December 31, 2014, Eastern Aviation Advertising paid approximately RMB16 million for media royalty fee.

SA Media Disposal

On July 28, 2010, Shanghai Airlines and Shanghai Airlines Tours entered into the SA Media Share Transfer Agreement with Eastern Aviation Advertising, pursuant to which Shanghai Airlines agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests I, representing 49% of the entire issued share capital of SA Media, and Shanghai Airlines Tours agreed to sell and Eastern Aviation Advertising agreed to purchase the SA Media Equity Interests II, representing 51% of the entire issued share capital of SA Media.

China Eastern Air Catering Investment Co., Ltd. ("CEA Catering"), a 55% owned subsidiary of CEA Holding with the remaining by our Company

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

On August 30, 2013, we entered into an agreement relating to the renewal of the existing catering services agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs. The Catering Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on 29 October 2013 and will be effective for a term of three years, commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2014, we paid approximately RMB851 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance, pursuant to which Eastern Finance and its subsidiaries will from time to time provide us with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "other financial services" is not limited and different services may be provided to us as and when they are needed). The financial services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On January 16, 2013, the Company entered into a supplemental agreement with Eastern Finance to further regulate the balances of the our deposits and loans with Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated October 15, 2010 remains unchanged. For details, please refer to the our announcement in the 6-K filed with the SEC dated January 16, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance and CES Finance, pursuant to which Eastern Finance and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by Eastern Air Finance Entities; (ii) loan and financing services by Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed). The Financial Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on October 29, 2013 and will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

As of December 31, 2014, we had deposits amounting to RMB369 million placed with Eastern Finance, which paid interest to us at 0.35% per annum. In addition, as of December 31, 2014, our Company had loans of RMB198 million from Eastern Finance. During the year ended December 31, 2014, the weighted average interest rate on the loan was 2.26% per annum for short-term loans and 5.73% for long-term loans.

CEA Development Co. ("CEA Development"), a wholly-owned subsidiary of CEA Holding

On October 28, 2008, our Company and CEA Development entered into an automobile repair service agreement, pursuant to which CEA Development will, from time to time, provide maintenance and repair services for our automobiles that are used in our ground services and daily operations for a term commencing from January 1, 2008 to December 31, 2010. On April 29, 2008, we entered into a service agreement with Shanghai Eastern Aviation Equipment Manufacturing Corporation, or SEAEMC, a wholly owned subsidiary of CEA Development, to renew our agreement with SEAEMC dated May 12, 2005, in substantially the same terms. The agreement regarding the provision of comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in our daily operations extends for an additional term of three years commencing from July 1, 2008.

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development pursuant to which CEA Development and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company's automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing maintenance and repair services agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide certain services to us, including: (a) maintenance and repair services to our aeroplanes and automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (d) aircraft on-board supplies; and (e) warehousing management (the “Maintenance and Repair Services Renewal Agreement”). Maintenance and Repair Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2014, production and maintenance services fees paid to CEA Development Entity amounted were approximately RMB142 million.

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

Shanghai Eastern Airlines Investment Co., Ltd. ("Shanghai Eastern Investment"), a wholly-owned subsidiary of CEA Holding

On November 4, 2011, our Company entered into an agreement with Shanghai Eastern Investment, pursuant to which Shanghai Eastern Investment acquired 5% of the entire issued share capital of CEA Real Estate Investment Co., Ltd. ("CEA Real Estate"), an entity held by our Company, for a consideration of RMB100.7 million. The terms and conditions of the transaction were agreed to after arm's length negotiations between the parties. The transaction was conducted in accordance to the requirements of the relevant laws and regulations of the PRC and the relevant requirements of the China Securities Regulatory Commission. We believe this transaction will not only lower the risks of our external investments but will also allow us to focus more on our core aviation business and related businesses. For the year ended December 31, 2012, we received approximately RMB93.7 million from Shanghai Eastern Investment for the disposal of 5% of the entire share capital of CEA Real Estate.

Shanghai Dongmei, a wholly- owned subsidiary of Company

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

On October 15, 2010, our Company entered into an agreement relating to the renewal of the existing sales agency services agreements with Shanghai Dongmei on substantially the same terms, pursuant to which Shanghai Dongmei Entities will from time to time provide our Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of our Group. The Sales Agency Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, our Company entered into an agreement relating to the renewal of the Existing Sales Agency Services Agreements with Shanghai Dongmei on substantially the same terms, pursuant to which Shanghai Dongmei Entities will from time to time provide the Group as its agents with services for sale of air tickets and with complementary services required in the daily airline operations and civil aviation business of the Group. The Sales Agency Services Renewal Agreement will be effective for a term of three years commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2014, sales agency services fees paid to Shanghai Dongmei amounted were approximately RMB 5 million.

On August 15, 2014, Shanghai Airlines Tours, a subsidiary of our Company, entered into the equity transfer agreement with Eastern Air Tourism Investment (Group) Co., Ltd. (“Eastern Air Tourism”), pursuant to which, Shanghai Airlines Tours agreed to acquire 72.84% equity interest in Shanghai Dongmei held by Eastern Air Tourism. This acquisition has been completed and Shanghai Dongmei has become a subsidiary of the Group with its consolidated financial information consolidated into the Group’s financial statements. Upon the completion of the acquisition, the provision of sales agency services to the Group by Shanghai Dongmei no longer constitutes daily connected transactions.

On December 27, 2012, Shanghai Airlines Tours a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Airlines Tours agreed to acquire the entire equity interests in Xi'an Dongmei Aviation Travel Co., Ltd ("Xi'an Dongmei") from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the "Xi'an Dongmei Acquisition").

On December 27, 2012, Shanghai Airlines Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Airlines Tours agreed to acquire the entire equity interests of Kunming Dongmei from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the "Kunming Dongmei Acquisition"). For the year ended December 31, 2012, we paid to Shanghai Dongmei, Kunming Dongmei and Xi'an Dongmei an aggregate amount of approximately RMB19.8 million of commissions for the agency services of air tickets sales.

On January 10, 2013, Shanghai Airlines Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Airlines Tours agreed to acquire the entire equity interests of Eastern Travel from Eastern Tourism in consideration of RMB11,876,200 in total (the "Eastern Travel Acquisition"). Based on the valuation prices, we paid RMB13.9 million for the Eastern Travel Acquisition for the year ended December 31, 2012.

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules. Therefore, each of Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and Eastern Travel Acquisition is to reorganize and intergrade the tourism business of the Group. For details, please refer to the announcements in the 6-K filed with the SEC dated January 10, 2013.

Shanghai Aviation Import & Export Com. Ltd. ("SA Import & Export"), which is indirectly held as to 55% by CEA Holding and 45% by our Company

On December 6, 2012, we entered into an agreement with SA Import & Export, pursuant to which we agreed to purchase and SA Import & Export agreed to sell the 13.98% of the entire issued share capital of Shanghai Airlines Tours held by SA Import & Export. Shanghai Airlines Tours was previously directly held as to 86.02% by our Company and 13.98% by SA Import & Export, and after completion of the acquisition, it has become a wholly-owned subsidiary of our Company. We paid to SA Import & Export RMB20.7 million for the acquisition as of December 31, 2012.

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

On August 30, 2013, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to the Property Leasing Renewal Agreement, the Company will lease from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

(a) a maximum of 36 land properties owned by CEA Northwest, covering an aggregate site area of approximately 713,632 square meters together with a total of 172 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 240,601 square meters;

(b) a maximum of three land properties owned by CEA Yunnan, covering an aggregate site area of approximately 43,258 square meters together with a total of 24 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 77,401 square meters;

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

For the year ended December 31, 2014, we paid a rental of RMB50 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2013, bonds of our Group with an aggregate amount of RMB4.8 billion were guaranteed by CEA Holding. As of December 31, 2014, bonds of our Group guaranteed by CEA Holding were RMB4.8 billion. See Note 46(d) to our audited consolidated financial statements.

Subscription Agreements with CEA Holding, CES Global and CES Finance

On December 10, 2008, CEA Holding entered into an A Share Subscription Agreement (the "Original A Share Subscription Agreement") with our Company to subscribe for new A shares to be issued by our Company. Simultaneously with entering into Original A Share Subscription Agreement, CES Global entered into an H Share Subscription Agreement with our Company (the "Original H Share Subscription Agreement") to subscribe for new H shares to be issued by our Company. Subsequently, the parties made amendments to certain terms of Original A Share Subscription Agreement and Original H Share Subscription Agreement; and on December 29, 2008, CEA Holding entered into a revised A Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new A shares in our Company at the subscription price of RMB3.87 per share with a total subscription price of approximately RMB5,563 million, and CES Global entered into a revised H Share Subscription Agreement with our Company to subscribe in cash for 1,437,375,000 new H shares in our Company at the subscription price of RMB1.00 per share with a total subscription price of approximately RMB1,437 million, respectively. Original A Share Subscription Agreement and Original H Share Subscription Agreement were cancelled accordingly.

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

Subscription Agreement with China Ocean Shipping (Group) Company ("COSCO"), which is a substantial shareholder of Eastern Logistics which in turn is a subsidiary of the Company

On December 6, 2012, we entered into an agreement with COSCO, pursuant to which we agreed to purchase and COSCO agreed to sell 29.7% of the entire issued share capital of Eastern Logistics held by COSCO. On the same day, we also entered into an agreement with China Cargo Airlines Co., Ltd., or China Cargo, pursuant to which we agreed to purchase and China Cargo agreed to sell its 1% equity interests in Eastern Logistics COSCO is a substantial shareholder of Eastern Logistics which in turn is a subsidiary of the Company, and COSCO is thus a connected person of the Company.

COSCO is principally engaged in the business of global passenger and cargo shipping, charter booking, voyage charter, time charter, leasing, ship building, purchase and sale of ships, container manufacturing and repairing and accessory making, warehousing, forwarding, multimodal transport and door-to-door transport, and other approved overseas futures business.

Eastern Logistics is principally engaged in the business of shipping agency, ground cargo handling, road freight transport (general freight), warehousing and property management. In order to integrate the freight transportation business of the Group, expand the business of air-ground transportation, and provide "end-to-end, door-to-door" service, we acquired the equity interests in Eastern Logistics held by COSCO and China Cargo. After the completion of the acquisitions, Eastern Logistics has become a wholly-owned subsidiary of the Company.

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

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations. In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou city in the Inner Mongolia Autonomous Region on November 21, 2004, sued, among other defendants, our Company in a U.S. court for compensation, the amount of which was not determined. We had filed a motion to contest the claim in the U.S. court because we expressly did not assume the legal liability of such incident in our acquisition of certain selected assets relating to the aviation business of CEA Yunnan. The family members of the 32 victims have reached a settlement with us and applied to the Beijing Second Intermediate People’s Court to withdraw their actions. On May 31, 2013, the Beijing Second Intermediate People’s Court accepted the withdrawal. The California Court in the US ruled to terminate the proceedings in the U.S. on October 24, 2013. Since then, all the local and overseas proceedings with respect to this case have been closed. Accordingly, the management of our Group believes that there has been no material adverse effect on the financial condition and results of operations of our Company. Save as disclosed above, we were not involved in any other new material litigation in the period of this report.

Dividends and Dividend Policy

For the years ended December 31, 2010, 2011, 2012 and 2013, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB12,855 million, RMB8,039 million, RMB4,967 million, RMB2,595 million, respectively. Under PRC law, we cannot convert funds from the common reserve to increase our share capital during this period. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2014, the retained earnings of the parent company was RMB21 million as of December 31, 2014. Based on the audited financial statements of the Company under IFRS as of and for the year 2014, the accumulated loss of the parent company was RMB385 million. Pursuant to the PRC Company Law and its Articles of Association, the Company must recover its losses incurred in previous years with its profit for the year before any dividend distributions are made to its shareholders. The basis of dividend distribution of the Company is the distributable profit of the parent company, which is subject to the principle of adopting the lesser of the profit after tax under the PRC accounting standards and IFRS. As of December 31, 2014, the Company has been recording accumulated losses under IFRS. The Board recommended that no dividend be distributed for the year 2014 and no share capital of the Company be increased through capitalization of its capital reserve.

Our Board declares dividends, if any, in Renminbi with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. The Bank of New York Mellon (the "BNYM"), as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by PBOC, on the date of the distribution of the cash dividend.

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

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 50 H Shares, have been issued by BNYM as the Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2014, there were 4,193,190,000 H Shares issued and outstanding. As of December 31, 2014 and April 17, 2015, there were, respectively, 41 and 40 registered holders of American depositary receipts evidencing 955,290 and 1,127,039, ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 8,481,078,860 domestic ordinary shares were also outstanding as of December 31, 2014.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2009 to April 17, 2015.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low
2010	5.38	2.53	58.79	23.10
2011	4.46	2.10	27.49	13.25
2012	3.20	2.19	20.66	14.03
2013	3.72	2.24	23.67	14.76
First Quarter 2013	3.72	3.14	23.67	20.15
Second Quarter 2013	3.46	2.24	22.14	14.76
Third Quarter 2013	2.73	2.29	17.69	14.97
Fourth Quarter 2013	3.27	2.47	21.18	15.96
2014	4.05	2.30	26.57	14.85
First Quarter 2014	3.04	2.42	19.60	16.02
Second Quarter 2014	2.72	2.30	17.61	14.85
Third Quarter 2014	2.72	2.38	17.55	15.22
Fourth Quarter 2014	4.05	2.54	26.57	15.63
October 2014	2.95	2.54	18.99	15.63
November 2014	3.88	3.10	24.95	19.57
December 2014	4.05	3.63	26.57	23.18
January 2015	4.08	3.60	26.98	23.68
February 2015	3.97	3.56	25.66	22.87
March 2015	2.72	2.33	32.29	22.13
April 2015 (up to April 17, 2015)	6.80	4.86	42.15	32.19

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on June 26, 2014, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share" (the "Special Regulations") and other relevant laws and regulations of the State. We established by way of promotion with the approval under the document "Ti Gai Sheng" 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and have obtained a business license from China's State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is: 10001767-8. We changed our registration with Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company's business license is: Qi Gu Hu Zong Zi No. 032138.

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

Description of the Shares

As of December 31, 2014, our share capital structure was as follows: 12,674,268,860 ordinary shares of which (a) 698,865,000 A shares subject to trading moratorium, which represented 5.5% of our share capital, were held by CEA Holding and CES Finance; (b) 7,782,213,860 A shares without trading moratorium, which represented 61.4% of our share capital, were issued to investors in China; (c) 698,865,000 H shares subject to trading moratorium, which represented 5.5% of our share capital, were issued to CES Global, a wholly owned subsidiary of CEA Holding; and (d) 3,494,325,000 H shares without trading moratorium, which represented 27.6% of our share capital.

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

Shareholders' Meetings

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(i)	where the number of Directors is less than the number of Directors required by Company Law or two-thirds of the number of Directors specified in these Articles of Association;

(ii)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

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

Sources of Shareholders' Rights

The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and Company Law. The Articles of Association incorporate mandatory provisions in accordance with Mandatory Provisions. We are further subject to management ordinances applicable to the listed companies in Hong Kong SAR and the United States, as our H Shares are listed on the Hong Kong Stock Exchange and the New York Stock Exchange (in the form of ADSs).

In addition, for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Rules"), the Securities and Futures Ordinance of Hong Kong (the "SFO") and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below are derived from the Articles of Association, Company Law and abovementioned laws and regulations.

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

Changes in Registered Capital

The Company may reduce its registered share capital. It shall do so in accordance with Company Law, any other relevant regulatory provisions and the Articles of Association.

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

Article 24: "The Company's registered capital is Renminbi 11,276,538,860."

The CSRC has enacted regulations in recent years which affect the corporate governance of PRC listed companies and Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company. Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders' general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments were approved at our Annual General Meeting that took place on June 13, 2010.

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

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under Company Law."

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

Article 157: “The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritized means of distribution to distribute profit.”

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

On June 26, 2014, our shareholders approved the above mentioned amendments.

C.	Material Contracts

For a summary of any material contracts entered into by our Company or any of our consolidated subsidiaries outside of the ordinary course of business during the last two years, see "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 7. Major Shareholders and Related Party Transactions".

In addition, we entered into the following agreements to purchase aircraft, which are filed with this Annual Report as exhibits:

•	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company.

•	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company.

•	Purchase Agreement relating to Airbus A320NEO Aircraft, date February 28, 2014 between our Company and Airbus SAS.

D.	Exchange Controls

The Renminbi is not currently a freely convertible currency. SAFE, under the authority of PBOC, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by SAFE. Renminbi could also be converted at swap centers open to Chinese enterprises and foreign invested enterprises subject to SAFE approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange rate, the PRC government announced the establishment of an inter-bank foreign exchange market, the China Foreign Exchange Trading System, or CFETS, and the phasing out of the swap centers. Effective December 1, 1998, the swap centers were abolished by the PRC government.

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

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. If a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from the sales of H shares effected on the Hong Kong Stock Exchange as these gains are considered to derive from Hong Kong. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for unincorporated businesses (i.e. individuals).

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

On October 31, 2014, CSRC, MOF and STA together promulgated The Notice of the Relevant Tax Policy of the Pilot Program for the Shanghai-Hong Kong Stock Connect (Hereinafter refer to as Notice 81) which has been effective from November 17, 2014. Pursuant to the Notice 81, for dividends acquired by mainland individual investors through investment in H-shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect, the H-share company shall apply to China Securities Depository and Clearing Corporation Limited (Hereinafter refer to as Chinese Clearing). Chinese Clearing shall provide the H-share company with the mainland individual's investor rosters. The H-share company withholds the individual income tax at the tax rate of 20%. For dividends acquired by mainland securities investment funds through investment in shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect, the individual income tax shall be collected according to the regulations hereinbefore.

For dividends acquired by Hong Kong investors' (including enterprises and individuals) through investment in A-shares listed on the Shanghai Stock Exchange, before Hong Kong Securities Clearing Limited (Hereinafter refer to as Hong Kong Clearing) meet the conditions to provide Chinese Clearing with detailed data of investors' identity certification and time of shareholding, the different tax policy according to time of shareholding will temporarily not to be implemented. The listed company shall withhold the income tax at the tax rate of 10% and declare and pay to the tax authorities.

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

In accordance with the Notice 81, (a) for dividends acquired by mainland enterprise investors through investment in shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect, they will be accounted into the total income and subject to enterprise income tax according to the laws. Among those, for the dividends acquired by mainland enterprise investors through continuing holding H shares for 12 months, the enterprise income tax shall be exempted according to the laws; (b) the H-share company listed on the Hong Kong Stock Exchange shall apply to the Chinese Clearing to offer them the mainland enterprise investor rosters. The H-share company does not withhold income tax from dividends for mainland enterprise investors. The enterprises shall declare and pay by themselves; and (c) the mainland enterprise investors may apply for tax credit for dividends already withheld by non-H-share listed companies on the Hong Kong Stock Exchange when declaring and paying the enterprise tax income.

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

Notice 81 is explicitly stipulated that for Hong Kong investors who are tax residents of other countries that have signed the tax agreement with China to regulate the tax rate for dividends income tax to be less than 10%, the enterprise or individual may, by themselves or withholding agents, apply for the treatment of the tax agreement to the tax authorities of listed companies. After examination and verification, the tax authorities shall reimburse the difference between the levied tax and the payable tax according to the tax agreement.

Under the U.S.-China Treaty, China may tax a dividend paid by our Company to a U.S. holder of H Shares or ADSs only up to a maximum of 10% of the gross amount of such dividend.

Taxation of Capital Gains by China

Individual Investors

According to the Law of Individual Income Tax and its implementation regulations, holders of H Shares or ADSs who have no domiciles and do not reside in China or who have no domiciles but have resided in China for less than one year shall be subject to individual income tax on their income gained within China, unless otherwise reduced or eliminated pursuant to an applicable double taxation treaty.

Notice 81 requires, (a) from November 17, 2014 to November 16, 2017, the income tax from transfer price difference will be temporarily exempted for mainland individual investors' investment in shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect; (b) for mainland individual investors, the business tax from transfer price difference in the trading of shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect will be temporarily exempted according to current policy; and (c) the income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong individual investors' investment in A-shares listed on the Shanghai Stock Exchange.

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

Pursuant to Notice 81, the income tax from transfer price difference will be accounted into the total income and subject to enterprise income tax according to the laws for mainland enterprise investors' investment in shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect. For mainland enterprise investors, the business tax from transfer price difference in the trading of shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect shall be levied and exempted according to current policy. And the income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong enterprise investors' investment in A-shares listed on the Shanghai Stock Exchange.

PRC Stamp Tax

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

According to Notice 81, Hong Kong investors shall pay stamp duty according to mainland current tax policy when trading, inheriting, gifting the A-shares listed on the Shanghai Stock Exchange through Hong Kong-Shanghai Stock Connect.

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

Distributions on the H Shares or ADSs

Subject to the discussion below under "— Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2015 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "— Passive Foreign Investment Company".

Holders of H Shares or ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under the "China Taxation"), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussion below under "— Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs.  Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder's holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. Holders, the United States income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives foreign currency from a sale or disposition of H Shares or ADSs generally will realize an amount equal to the U.S. dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If Shares are treated as traded on an "established securities market", a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, the gain could be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the interaction of the foreign tax credit and the Treaty "resourcing" rule.

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

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2015 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

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

Certain U.S. Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisers regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2014, the notional amount of the outstanding interest rate swap agreements was approximately US$801 million. The net fair value of the outstanding interest rate swap agreements was approximately US$14.2 million. These interest rate swap agreements will expire between 2015 and 2024. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB107 million in 2013 and RMB161 million in 2014.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2014, the notional amount and the net fair value of the outstanding currency forward contracts was approximately US$39 million and US$4.4 million, respectively, which will expire between 2015 and 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2013 and 2014, we had foreign exchange gains of RMB1,977 million and foreign exchange losses of RMB203 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2014 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase
U.S. dollar depreciates by 1%	628
Japanese yen depreciates by 1%	(2)
Euro depreciates by 1%	4

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

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2014, the fair value gain as of December 31, 2014 would have increased or decreased by approximately RMB1,512 million. All crude oil option contracts signed in past years were settled before December 31, 2012.

Item 12.         Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the New York Stock Exchange under the symbol "CEA." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. BNYM's principle executive office is at 1 Wall Street, Manhattan, New York City, New York, U.S. ADS holders are required to pay the following service fees to BNYM:

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

For the past annual period, from January 1, 2014 to December 31, 2014, the Company received from the depositary an aggregate of US$32,503.53 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$130,187.52.

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

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the period covered by this Annual Report. Our management, with the participation of President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and regulations.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young, an independent registered public accounting firm in Hong Kong, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2014, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.           Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Li Ruoshan, the chairman of our audit committee, is an independent financial expert serving on our audit committee, given his experience in the academic aspects of accounting and notable achievements in accounting education and academic research. Mr. Li Ruoshan is independent of the Board of Directors, senior management, Supervisors or substantial shareholders of our Company.

Item 16B.           Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this annual Report (which is incorporated by reference). A copy of our code of ethics will be provided to any person free of charge upon written request to Wang Jian, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Road, Number 92, Shanghai 200335, the People's Republic of China.

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young Hua Ming LLP for the year ended December 31, 2013 and Ernst & Young for the year ended December 31, 2014, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2013	14,500,000	—	—	—
2014	14,500,000	—	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company's financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2013 and 2014.

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

We have provided PricewaterhouseCoopers with a copy of the disclosures under Item 16F(a) as included herein and have requested that PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether PricewaterhouseCoopers agrees with the foregoing statements. A copy of the letter dated April 24, 2013, furnished by PricewaterhouseCoopers in response to that request was filed as Exhibit 13.3 to this Form 20-F (which is incorporated by reference).

On March 26, 2013, the Board resolved to propose to appoint Ernst & Young Hua Ming LLP as the Company's independent registered public accounting firm, which was approved by our shareholders at the annual general meeting held on June 26, 2013.

During the fiscal years ended December 31, 2011 and 2012 and up to June 26, 2013, we did not consult, and have not authorized anyone on our behalf to consult Ernst & Young Hua Ming LLP with respect to either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with PricewaterhouseCoopers or a "reportable event" (as described in Item 16F (a)(1)(v) of Form 20-F).

On March 26, 2014, Ernst & Young Hua Ming LLP was not re-appointed as our independent registered public accounting firm.

The independent audit report of Ernst & Young Hua Ming LLP on our consolidated financial statements for the fiscal year ended December 31, 2013 did not contain any adverse opinion or a disclaimer of opinion, nor was such report qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2013 and up to June 26, 2014, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young Hua Ming LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young Hua Ming LLP, would have caused Ernst & Young Hua Ming LLP to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements during the end of such fiscal years.

During the fiscal year ended December 31, 2013 and up to June 26, 2014, there were no "reportable events" (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term "reportable event" means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided Ernst & Young Hua Ming LLP with a copy of the disclosures under Item 16F(a) as included herein and have requested that Ernst & Young Hua Ming LLP furnish us with a letter addressed to the SEC stating whether Ernst & Young Hua Ming LLP agrees with the foregoing statements. A copy of the letter dated April 22, 2015, furnished by Ernst & Young Hua Ming LLP in response to that request was filed as Exhibit 13.4 to this Form 20-F.

(b)	Engagement of New Principal Accountant

  On March 26, 2014, the Board resolved to appoint Ernst & Young as the Company's independent registered public accounting firm, which was approved by our shareholders at the annual general meeting held on June 26, 2014.

During the fiscal year ended December 31, 2013 and up to June 26, 2014, we did not consult, and have not authorized anyone on our behalf to consult Ernst & Young with respect to any matter that was either the subject of a "disagreement" (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young Hua Ming LLP or a "reportable event" (as described in Item 16F (a)(1)(v) of Form 20-F).

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE's corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	The is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have four independent Directors out of a total of ten Directors.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee

Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.

There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of two independent non-executive Directors and one Directors.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. As of December 31, 2014, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

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

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. As of December 31, 2014, the Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled "Report of Directors" of our 2014 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://en.ceair.com/upload/2015/4/16212643157.pdf

Item 16H.           Mine Safety Disclosures

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.         Financial Statements

Reference is made to pages F-1 to F-74.

Item 19.         Exhibits

(a)          See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)          Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on June 26, 2014 (English translation). (4)

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties. (3) (5)

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS. (3) (5)

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company. (3) (5)

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company. (3) (5)

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company. (5)

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company. (5)

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS. (5)

8.1	List of Subsidiaries (as of April 22, 2015).

11.1	Code of Ethics (English translation).(6)

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

13.3	Letter from PricewaterhouseCoopers with respect to the disclosures under Item 16F(a).(7)

13.4	Letter from Ernst & Young Hua Ming LLP with respect to the disclosures under Item 16F(a).

 Note:

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 24, 2013.

(4)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K dated June 26, 2014.

(5)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(6)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(7)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 22, 2015

CHINA EASTERN AIRLINES CORPORATION LIMITED

Consolidated Financial Statements

For The Years Ended

December 31, 2014, 2013 and 2012

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statement of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Eastern Airlines Corporation Limited at December 31, 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 22, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 22, 2015

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). China Eastern Airlines Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Eastern Airlines Corporation Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Eastern Airlines Corporation Limited as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2014 of China Eastern Airlines Corporation Limited and our report dated April 22, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 22, 2015

Ernst & Young Hua Ming LLP Level 16, Ernst&Young Tower Oriental Plaza No.1 East Chang An Avenue Dong Cheng District Beijing, China 100738	安永华明会计师事务所（特殊普通合伙） 中国北京市东城区东长安街1号 东方广场安永大楼16层 邮政编码：100738	Tel电话: +86 10 5815 3000 Fax传真: +86 10 8518 8298 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statement of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Beijing, The People’s Republic of China

April 25, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Eastern Airlines Corporation Limited:

In our opinion, the accompanying consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the results of China Eastern Airlines Corporation Limited(“the Company”) and its subsidiaries’ operations and their cash flows for the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

April 24, 2013

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

For the years ended December 31, 2014, 2013 and 2012

(Amounts in millions except for per share data)

		2014	2013	2012
	Notes	RMB million	RMB million	RMB million

Revenues	5	90,185	88,245	85,253
Other operating income	6	3,685	2,725	1,833
Operating expenses
Aircraft fuel		(30,238)	(30,681)	(29,872)
Gain on fair value movements of derivative financial instruments	8	11	18	25
Take-off and landing charges		(9,440)	(9,190)	(9,066)
Depreciation and amortization		(9,183)	(8,226)	(7,557)
Wages, salaries and benefits	9	(11,270)	(13,454)	(12,303)
Aircraft maintenance		(4,453)	(4,690)	(4,433)
Impairment (charge)/reversal	10	(12)	(186)	13
Food and beverages		(2,364)	(2,268)	(2,031)
Aircraft operating lease rentals		(4,502)	(4,605)	(4,438)
Other operating lease rentals		(637)	(679)	(609)
Selling and marketing expenses		(4,120)	(4,139)	(3,727)
Civil aviation development fund		(1,656)	(1,566)	(1,414)
Ground services and other expenses		(4,998)	(5,105)	(3,305)
Indirect operating expenses		(4,950)	(4,623)	(4,017)

Total operating expenses		(87,812)	(89,394)	(82,734)

Operating profit	11	6,058	1,576	4,352
Share of results of associates	22	91	38	103
Share of results of joint ventures	23	36	27	30
Finance income	12	88	2,125	349
Finance costs	13	(2,160)	(1,549)	(1,697)

Profit before income tax		4,113	2,217	3,137
Income tax expense	14	(573)	(124)	(208)

Profit for the year		3,540	2,093	2,929

Other comprehensive income for the year

Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	39	(11)	246	(9)
Fair value movements of available-for-sale financial assets, net of tax		13	157	-
Fair value movements of available-for-sale financial assets held by an associate, net of tax	22	(1)	(3)	2

Net other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods		1	400	(7)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(333)	467	139

Net other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods		(333)	467	139

Other comprehensive income/(loss), net of tax		(332)	867	132

Total comprehensive income for the year		3,208	2,960	3,061

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME (CONTINUED)

For the year ended December 31, 2014, 2013 and 2012

(Amounts in millions except for per share data)

		2014	2013	2012
	Notes	RMB million	RMB million	RMB million

Profit/(loss) attributable to:
Equity shareholders of the Company		3,410	2,373	3,072
Non-controlling interests		130	(280)	(143)

Profit for the year		3,540	2,093	2,929

Total comprehensive income/(loss) attributable to:
Equity shareholders of the Company		3,071	3,180	3,221
Non-controlling interests		137	(220)	(160)

Total comprehensive income for the year		3,208	2,960	3,061

Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	17	0.27	0.20	0.27

Dividends	15	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(Amounts in millions except for per share data)

		31 December	31 December
		2014	2013
	Notes	RMB million	RMB million
Non-current assets
Intangible assets	18	11,500	11,490
Property, plant and equipment	19	109,439	92,783
Lease prepayments	20	2,206	2,155
Advanced payments on acquisition of aircraft	21	20,260	16,296
Investments in associates	22	1,086	1,064
Investments in joint ventures	23	505	433
Available-for-sale financial assets		433	411
Other long-term assets	24	1,957	2,369
Deferred tax assets	36	170	389
Derivative financial instruments	39	30	68

		147,586	127,458

Current assets
Flight equipment spare parts	25	2,259	2,305
Trade receivables	26	3,862	3,525
Prepayments and other receivables	27	6,394	4,058
Derivative financial instruments	39	5	-
Restricted bank deposits and short-term bank deposits	28	38	383
Cash and cash equivalents	29	1,355	1,995
Assets classified as held for sale	43	4,330	344

		18,243	12,610

Current liabilities
Sales in advance of carriage		5,064	3,535
Trade and bills payable	30	2,083	3,463
Other payables and accruals	31	19,215	18,146
Current portion of obligations under finance leases	32	4,596	2,980
Current portion of borrowings	33	28,676	23,285
Income tax payable		229	216
Current portion of provision for return condition checks for aircraft under operating leases	34	1,267	1,454
Derivative financial instruments	39	-	3

		61,130	53,082

Net current liabilities		(42,887)	(40,472)

Total assets less current liabilities		104,699	86,986

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2014 and 2013

(Amounts in millions except for per share data)

		31 December	31 December
		2014	2013
	Notes	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	32	34,099	20,155
Borrowings	33	30,513	27,315
Provision for return condition checks for aircraft under operating leases	34	2,617	2,763
Other long-term liabilities	35	2,756	2,402
Post-retirement benefit obligations	37	2,822	5,615
Deferred tax liabilities	36	26	30
Derivative financial instruments	39	95	124

		72,928	58,404

Net asset		31,771	28,582

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	41	12,674	12,674
– Reserves	42	17,300	14,228

		29,974	26,902

Non-controlling interests		1,797	1,680

Total equity		31,771	28,582

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

(Amounts in millions except for per share data)

		2014	2013	2012
	Notes	RMB million	RMB million	RMB million

Cash flows from operating activities
Cash generated from operations	44(a)	12,767	11,120	12,823
Income tax paid		(471)	(314)	(206)

Net cash flows from operating activities		12,296	10,806	12,617

Cash flows from investing activities
Additions of property, plant and equipment		(5,828)	(1,822)	(6,148)
Advanced payments on acquisition of aircraft	21	(20,067)	(17,261)	(7,329)
Acquisition of cargo business of Great Wall Airlines Co., Ltd. (“Great Wall Airlines”) netting of cash acquired		-	-	(87)
Proceeds from disposal of assets classified as held for sale		344	-	210
Proceeds from disposal of property, plant and equipment		1,623	556	181
Proceeds from disposal of short term deposits		132	1,492	958
Purchase of a shareholding in a joint venture		(58)	-	-
Capital injections in associates		-	(237)	-
Acquisition of a subsidiary, net of cash acquired		16	(12)	-
Purchase of investment in available-for-sale financial assets		(7)	(47)	-
Interest received		88	196	216
Dividends received		75	95	113
Proceeds from disposal of interest in an associate		-	12	2
Advances of loans to an associate		(369)	-	-
Proceeds from disposal of interest in available-for-sale financial assets		18	-	95

Net cash flows used in investing activities		(24,033)	(17,028)	(11,789)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2014, 2013 and 2012

(Amounts in millions except for per share data)

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Cash flows from financing activities
Proceeds from issue of shares		-	3,572	-
Proceeds from draw down of short-term bank loans		33,863	15,635	23,101
Repayments of short-term debentures		(4,000)	(4,000)	-
Repayments of short-term bank loans		(27,810)	(15,823)	(25,620)
Proceeds from issuance of short-term debentures		4,000	4,000	4,000
Proceeds from issuance of long-term debentures and bonds		3,300	6,985	-
Proceeds from government grants		3	13	-
Proceeds from draw down of long-term bank loans and other financing activities		16,971	8,958	10,888
Repayments of long-term bank loans		(7,451)	(9,792)	(8,352)
Repayments of long-term bonds		(2,500)	-	-
Principal repayments of finance lease obligations		(3,250)	(2,448)	(4,095)
Receipts of restricted bank deposits		-	-	237
Interest paid		(1,994)	(1,693)	(1,937)
Capital contribution from non-controlling interests of subsidiaries		-	406	454
Acquisition of non-controlling interests in subsidiaries		-	(15)	(671)
Dividends paid to non-controlling interests of subsidiaries		(20)	(68)	(179)

Net cash flows from/ (used in) financing activities		11,112	5,730	(2,174)

Net decrease in cash and cash equivalents		(625)	(492)	(1,346)
Cash and cash equivalents at beginning of year		1,995	2,512	3,861
Effect of foreign exchange rate changes		(15)	(25)	(3)

Cash and cash equivalents at December 31	29	1,355	1,995	2,512

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Retained earnings/		Non-controlling	Total
	capital	reserves	(accumulated losses)	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at January 1, 2012	11,277	13,894	(8,039)	17,132	1,594	18,726

Total comprehensive income for the year	-	150	3,071	3,221	(160)	3,061

-Profit/(loss) for the year	-	-	3,071	3,071	(143)	2,928
-Other comprehensive income	-	150	-	150	(17)	133

Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	454	454
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(179)	(179)
Acquisition of non-controlling interests in subsidiaries	-	(490)	-	(490)	(181)	(671)
Issue of shares	-	-	-	-	-	-
Others	-	344	-	344	-	344

Balance at December 31, 2012	11,277	13,898	(4,968)	20,207	1,528	21,735

Total comprehensive income for the year	-	807	2,373	3,180	(220)	2,960

-Profit/(loss) for the year	-	-	2,373	2,373	(280)	2,093
-Other comprehensive income	-	807	-	807	60	867

Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	406	406
Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(19)	(19)
Acquisition of non-controlling interests in subsidiaries	-	-	-	-	(15)	(15)
Issue of shares	1,397	2,175	-	3,572	-	3,572
Others	-	(57)	-	(57)	-	(57)

Balance at December 31, 2013	12,674	16,823	(2,595)	26,902	1,680	28,582

Total comprehensive income for the year	-	(339)	3,410	3,071	137	3,208

-Profit for the year	-	-	3,410	3,410	130	3,540
-Other comprehensive income	-	(339)	-	(339)	7	(332)

Dividends paid to non-controlling interests in subsidiaries	-	-	-	-	(20)	(20)
Others	-	1	-	1	-	1

Balance at December 31, 2014	12,674	16,485	815	29,974	1,797	31,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

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

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company’s Board of Directors (the “Board”) on April 22, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. These financial statements also comply with the applicable requirements of the Hong Kong Companies Ordinance relating to the preparation of financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(i)	Going concern

As at December 31, 2014, the Group’s current liabilities exceeded its current assets by approximately RMB42.89 billion. In preparing the financial statements, the Board conducts adequate and detailed review over the Group’ s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at December 31, 2014, the Group had total unutilized credit facility amounting to approximately RMB44 billion from banks.

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

(ii)	New and amended standards adopted by the Group

The Group has adopted the following revised standards and new interpretation for the first time for the current year's financial statements.

Amendments to IFRS 10,	Investment Entities
IFRS 12 and
IAS 27 (2011)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC-Int 21	Levies
Amendment to IFRS 2	Definition of Vesting Condition
included in Annual
Improvements 2010-2012
Cycle
Amendment to IFRS 3	Accounting for Contingent Consideration in a Business Combination
included in Annual
Improvements 2010-2012
Cycle

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(ii)	New and amended standards adopted by the Group (cont’d)

Amendment to IFRS 13	Short-term Receivables and Payables
included in Annual
Improvements 2010-2012
Amendment to IFRS 1	Meaning of Effective IFRSs
included in Annual
Improvements 2011-2013
Cycle

(a)	Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (2011).The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The amendments have had no material impact on the Group.

(b)	IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set-off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments have had no material impact on the Group.

(c)	The IAS 39 Amendments provide an exception to the requirement of discontinuing hedge accounting in situations where over-the-counter derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty as a consequence of laws or regulations, or the introduction of laws or regulations. For continuance of hedge accounting under this exception, all of the following criteria must be meet: (i) the novations must arise as a consequence of laws or regulations, or the introduction of laws or regulations; (ii) the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and (iii) the novations do not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty to achieve clearing. The amendments have had no material impact on the Group.

(d)	IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. The interpretation has had no material impact on the Group.

(e)	The IFRS 2 Amendment clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service, (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has had no material impact on the Group.

(f)	The IFRS 3 Amendment clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has had no material impact on the Group.

(g)	The IFRS 13 Amendment clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has had no material impact on the Group.

(iii)	Issued but not yet effective International Financial Reporting Standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

IFRS 9	Financial Instruments
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and its Associate or
and IAS 28 (2011)	Joint Venture
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts with Customers

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(iii)	Issued but not yet effective International Financial Reporting Standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (cont’d)

Amendments to IAS 16	Clarification of Acceptable Methods of Depreciation and Amortization
and IAS 38
Amendments to IAS 16	Agriculture: Bearer Plants
and IAS 41
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements
Annual Improvements	Amendments to a number of IFRSs
2010-2012 Cycle
Annual Improvements	Amendments to a number of IFRSs
2011-2013 Cycle
Annual Improvements	Amendments to a number of IFRSs
2012-2014 Cycle

In addition, the Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidated financial statements for the year ending December 31, 2015. The Group is in the process of making an assessment of the impact of these changes.

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

In September 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets. Further information about the impact will be available nearer the implementation date of the standard.

The amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from January 1, 2016.

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016.

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2017 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016 as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

The Annual Improvements to IFRSs 2010-2012 Cycle issued in January 2014 sets out amendments to a number of IFRSs. Except for those described in note 2(a)(ii), the Group expects to adopt the amendments from 1 January 2015. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendment most applicable to the Group are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)	Basis of preparation (cont’d)

(iv)	Issued but not yet effective International Financial Reporting Standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted (cont’d)

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

The following is a list of principal subsidiaries as at December 31, 2014:

Company name	Place of establishment and operation and date of establishment	Registered Capital				Attributable equity interest		Principal activities
		2014		2013		2014	2013
		million		million

China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC May 3, 1993	RMB	2,000	RMB	2,000	62.56%	62.56%	Provision of airline services

China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”)	PRC August 16, 2002	RMB	1,750	RMB	1,750	60%	60%	Provision of airline services

Shanghai Eastern Flight Training Co., Ltd. (“Flight Training”)	PRC December 18, 1995	RMB	694	RMB	608	100%	100%	Provision of flight training services

Shanghai Airlines Co., Ltd.	PRC March 16, 2010	RMB	500	RMB	500	100%	100%	Provision of airline services

China Cargo Airlines Co., Ltd. (“China Cargo”)	PRC July 22, 1998	RMB	3,000	RMB	3,000	51%	51%	Provision of cargo carriage service

China Eastern Airlines Technology Ltd. (“Eastern Technology”)	PRC November 19, 2014	RMB	4,300		-	100%	-	Provision of airline maintenance services

Shanghai Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”)	PRC August 23, 2004	RMB	1,150	RMB	1,150	100%	100%	Provision of cargo logistics services

Eastern Business Airlines Service Co., Ltd.(“ Eastern Business Airlines Service”)	PRC September 27, 2008	RMB	50	RMB	50	100%	100%	Provision of airlines consultation services

China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC August 2, 2011	RMB	3,662	RMB	3,662	90.36%	90.36%	Provision of airline services

Eastern Air Overseas(Hong Kong) Corporation Limited.(“ Eastern Air Overseas”)	Hong Kong June 10, 2011	HKD	30	HKD	30	100%	100%	Provision of import and export, investment, leasing and consultation services

China United Airlines Co., Ltd.(“United Airlines”)	PRC September 21, 1984	RMB	1,320	RMB	1,320	100%	100%	Provision of airline services

Eastern Airlines Hotel Co., Ltd.	PRC March 18, 1998	RMB	70	RMB	70	100%	100%	Provision of hotel services

Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC August 29, 1992	RMB	50	RMB	50	100%	100%	Provision of travel, conference and exhibition services

China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC November 21, 2011	RMB	498	RMB	498	100%	100%	Provision of R&D of technology and products in the field of aviation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2014	2013
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%
China Cargo	49.00%	49.00%

	2014	2013
Profit/(loss) for the year allocated to non-controlling interests:	RMB million	RMB million
CEA Jiangsu	156	85
CEA Yunnan	31	31
CEA Wuhan	137	16
China Cargo	(160)	(338)

	2014	2013
Dividends paid to non-controlling interests:	RMB million	RMB million
CEA Jiangsu	20	19

	2014	2013
Accumulated balances of non-controlling interests at the reporting dates:	RMB million	RMB million
CEA Jiangsu	966	832
CEA Yunnan	379	348
CEA Wuhan	865	702
China Cargo	(378)	(236)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company elimination:

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2014	RMB million	RMB million	RMB million	RMB million

Revenue	6,435	9,133	3,346	5,285
Total expenses	6,019	8,812	3,003	5,612
Profit/(loss) for the year	416	321	343	(327)
Total comprehensive income/(loss)for the year	332	321	302	(368)

Current assets	1,666	1,730	1,036	1,483
Non-current assets	6,347	10,385	3,134	1,881
Current liabilities	2,241	3,240	855	3,185
Non-current liabilities	3,192	4,941	1,153	951

Net cash flows from/(used in) operating activities	812	1,162	188	(361)
Net cash flows used in
investing activities	(454)	(849)	(2)	(59)
Net cash flows (used in)/from
financing activities	(402)	(541)	(152)	180
Effect of foreign exchange rate changes, net	-	(25)	-	-
Net (decrease)/increase in cash and cash equivalents	(44)	(253)	34	(240)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Consolidation (cont’d)

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2013	RMB million	RMB million	RMB million	RMB million

Revenue	6,111	8,901	3,140	5,582
Total expenses	5,882	8,583	2,744	6,248
Profit/(loss) for the year	229	318	396	(666)
Total comprehensive income/(loss) for the year	302	318	449	(625)

Current assets	1,058	514	1,524	1,901
Non-current assets	5,708	8,373	2,329	2,210
Current liabilities	2,124	2,100	926	3,332
Non-current liabilities	2,232	3,175	946	1,184

Net cash flows from/(used in) operating activities	824	1,924	346	(804)
Net cash flows (used in)/from investing activities	(395)	(1,645)	(1,206)	595
Net cash flows (used in)/from financing activities	(449)	(466)	871	121
Effect of foreign exchange rate changes, net	(1)	(1)	-	-
Net (decrease)/increase in cash and cash equivalents	(21)	(188)	11	(88)

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Chinese Renminbi (“RMB”), which is the company's functional and presentation currency.

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

(e)	Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group’s activities. Revenue is shown net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

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

(n)	Impairment of investments in subsidiaries, associates, joint ventures and non-financial assets

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortization and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting period date.

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

The Group participates in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. In addition, the Group initiated an additional defined contribution retirement benefit scheme for employees in 2014. The contributions to the schemes are charged to profit or loss as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

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

The Group assesses at each reporting period date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the profit or loss, is removed from equity and recognized in the profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

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

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimized potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

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

The Group entered into certain foreign exchange forward contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note39 (b) to the financial statements.

The following tables detail the Group’s exposure at the reporting dates to major currency risk:

	2014
	USD	Euro	JPY
	RMB million	RMB million	RMB million

Trade and other receivables	1,684	97	12
Cash and cash equivalents	490	45	16
Deposits relating to aircraft under operating leases	482	-	-
Other long-term assets	46	-	-
Trade and other payables	(30)	-	(2)
Obligations under finance leases	(36,437)	-	(375)
Borrowings	(42,984)	-	-
Interest rate swap at notional value	4,901	-	-
Currency derivatives at notional value	239	-	-

Net exposure in the consolidated statement of financial position	(71,609)	142	(349)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

(i)	Foreign currency risk (cont’d)

	2013
	USD	Euro	JPY
	RMB million	RMB million	RMB million

Trade and other receivables	713	160	52
Restricted bank deposits and short-term bank deposits	182	-	-
Cash and cash equivalents	282	32	22
Deposits relating to aircraft under operating leases	668	-	-
Trade and other payables	(902)	-	(4)
Obligations under finance leases	(20,541)	-	(475)
Borrowings	(35,215)	-	-
Interest rate swap at notional value	5,146	-	-
Currency derivatives at notional value	234	-	-

Net exposure in the consolidated statement of financial position	(49,433)	192	(405)

The following tables indicate the approximate change in the Group’s statements of profit or loss and other comprehensive income and the consolidated statements of changes in equity in response to a 1% appreciation of the RMB against the following major currencies at the reporting dates:

	2014		2013
		Effect on		Effect on
	Effect on	other components	Effect on	other components
	profit or loss	of equity	profit and loss	of equity
	RMB million	RMB million	RMB million	RMB million

US dollars	628	-	548	2
Euro	(2)	-	(2)	-
Japanese Yen	4	-	4	-

(ii)	Interest rate risk

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

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the end of each reporting period:

	2014	2013
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	1,355	1,995
Restricted bank deposits and short-term bank deposits	38	383
Borrowings	(37,302)	(36,237)
Obligations under finance leases	(38,695)	(23,135)

	(74,604)	(56,994)

Interest rate swap at notional amount	4,791	4,972

	(69,813)	(52,022)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

(ii)	Interest rate risk (cont’d)

	2014	2013
	RMB million	RMB million

Fixed rate instruments
Borrowings	(21,887)	(14,363)
Interest rate swap at notional amount	110	173

	(21,777)	(14,190)

The following table indicates the approximate change in the Group’s profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant:

	2014		2013
		Effect on		Effect on
	Effect on	other components	Effect on	other components
	profit or loss	of equity	profit or loss	of equity
	RMB million	RMB million	RMB million	RMB million

Floating rate instruments	(161)	12	(107)	12

(iii)	Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounted for 34% of the Group’s operating expenses (2013: 34%).

As at December 31, 2014, the Group had no open crude oil option contracts, and all the contracts signed in past years had been settled before December 31, 2014.

For the year ended December 31, 2014, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,512 million higher/lower(2013:1,534 million higher/lower).

(iv)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB848 million as at December 31, 2014 (2013: approximately RMB995 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

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

The Group operates with a working capital deficit. As at December 31, 2014, the Group’s net current liabilities amounted to RMB42,887 million (2013: RMB40,472 million). For the year ended December 31, 2014, the Group recorded a net cash inflow from operating activities of RMB12,296 million (2013: inflow RMB10,806 million), a net cash outflow from investing activities and financing activities of RMB12,921 million (2013: outflow RMB11,298 million), and an decrease in cash and cash equivalents of RMB625 million (2013: decrease of RMB492 million).

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

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB million	RMB million	RMB million	RMB million
At December 31, 2014
Borrowings	30,204	9,751	12,532	12,170
Derivative financial instruments	-	18	59	18
Obligations under finance leases	5,453	5,174	13,165	19,272
Trade and other payables	14,163	-	-	-

Total	49,820	14,943	25,756	31,460

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB million	RMB million	RMB million	RMB million
At December 31, 2013
Borrowings	24,646	7,299	11,504	12,337
Derivative financial instruments	3	-	118	6
Obligations under finance leases	3,446	3,375	9,752	8,956
Trade and other payables	15,758	-	-	-

Total	43,853	10,674	21,374	21,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Capital risk management

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

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at December 31, 2014 and 2013 were as follows:

	2014	2013
	RMB million	RMB million

Total liabilities	134,058	111,486
Total assets	165,829	140,068
Debt ratio	0.81	0.80

(c)	Fair value estimation of financial assets and liabilities

i)	Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

Group

	2014		2013
	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft held under operating leases included in other long term assets	482	466	670	659

Financial liabilities
Long-term bank borrowings	30,925	31,914	29,190	29,204
Obligations under finance leases	38,695	38,455	23,135	23,835

	69,620	70,369	52,325	53,039

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

ii)	Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at December 31, 2014, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2014	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	27	-	27
-Interest rate swaps (Note 39(a))	-	8	-	8
Available-for-sale financial assets	195	-	-	195

Total	195	35	-	230

Liabilities
Derivative financial instruments
-Interest rate swaps (Note 39(a))	-	95	-	95

As at December 31, 2013	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	13	-	13
-Interest rate swaps (Note 39(a))	-	55	-	55
Available-for-sale financial assets	177	-	-	177

Total	177	68	-	245

Liabilities
Derivative financial instruments
-Interest rate swaps (Note 39(a))	-	124	-	124
-Forward foreign exchange contracts (Note 39(b))	-	3	-	3

Total	-	127	-	127

The fair values of financial instruments traded in active markets were based on quoted market prices at the reporting dates.

The fair value of hedging instruments and other derivative instruments were determined by using valuation techniques. These valuation techniques use applicable models and maximize the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Available-for-sale financial assets are listed A share and listed H share stock investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Assets and liabilities for which fair values are disclosed:

As at December 31, 2014	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long term assets	-	482	-	482

Liabilities
Long-term bank borrowings	-	30,925	-	30,925
Obligations under finance leases	-	38,695	-	38,695

Total	-	69,620	-	69,620

As at December 31, 2013	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long term assets	-	670	-	670

Liabilities
Long-term bank borrowings	-	29,190	-	29,190
Obligations under finance leases	-	23,135	-	23,135

Total	-	52,325	-	52,325

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

The Group operates and maintains a defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employee’s turnover rate. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees’ turnover rate is based on historical trends of the Group.

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

(h)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(m) and Note 2(k) to the financial statements. The recoverable amount of cash generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Traffic revenues	82,589	80,531	79,444
- Passenger	75,261	72,928	71,419
- Cargo and mail	7,328	7,603	8,025
Tour operations income	3,047	3,169	2,111
Ground service income	2,168	2,253	1,959
Cargo handling income	286	263	160
Commission income	94	93	97
Others	2,001	1,936	1,482

	90,185	88,245	85,253

Notes:

Before January 1, 2012, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. The Group’s revenues from the provision of international transportation services are exempted from business tax from January 1, 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance of the PRC(“MoF”) and the State Administration of Taxation of the PRC(“SAT”).

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from business tax (“BT”) to value added tax (“VAT”) in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and parts of others) generated by the Company’s subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from September 1, 2012 to December 1, 2012.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT(Cai Shui [2013] No. 37) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from August 1, 2013, instead of BT.

6	OTHER OPERATING INCOME

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Other operating income
– Subsidy income (Note)	3,627	2,369	1,720
– Gain on disposal of property, plant and equipment	58	356	113

	3,685	2,725	1,833

Note:

Subsidy income represent (i) subsidies granted by various local governments based on certain amount of tax paid; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognized for the years ended December 31, 2014, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The segment results for the year ended December 31, 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	86,031	3,715	-	-	89,746
Inter-segment sales	-	343	(343)	-	-

Reportable segment revenue	86,031	4,058	(343)	-	89,746

Reportable segment profit before income tax	3,946	32	-	142	4,120

Other segment information

Depreciation and amortization	9,604	131	-	-	9,735
Impairment charges	20	2	-	-	22
Interest income	61	27	-	-	88
Finance expenses	1,707	250	-	-	1,957
Capital expenditure	35,922	464	-	-	36,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

The segment results for the year ended December 31, 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total**
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	84,248	3,861	-	-	88,109
Inter-segment sales	-	258	(258)	-	-

Reportable segment revenue	84,248	4,119	(258)	-	88,109

Reportable segment profit before income tax	2,044	93	-	68	2,205

Other segment information

Depreciation and amortization	8,470	244	-	-	8,714
Impairment charges/(reversal)	186	(2)	-	-	184
Interest income	99	49	-	-	148
Finance expenses	1,368	180	-	-	1,548
Capital expenditure	24,756	310	-	-	25,066

The segment results for the year ended December 31, 2012 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total**
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	83,127	3,544	-	-	86,671
Inter-segment sales	-	262	(262)	-	-

Reportable segment revenue	83,127	3,806	(262)	-	86,671

Reportable segment profit before income tax	2,899	113	-	234	3,246

Other segment information

Depreciation and amortization	7,892	116	-	-	8,008
Impairment charges/(reversal)	(21)	6	-	-	(15)
Interest income	124	78	-	-	202
Finance expenses	1,563	137	-	-	1,700
Capital expenditure	18,491	116	-	-	18,607

The segment assets and liabilities as at December 31, 2014 and 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At December 31, 2014
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	-	134,055

At December 31, 2013 **
Reportable segment assets	133,311	7,309	(4,682)	1,908	137,846
Reportable segment liabilities	109,792	6,416	(4,682)	-	111,526

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

*Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures and available-for-sale financial assets.

** In 2014, the Group acquired a subsidiary which was under common control of CEA Holding. The acquisition of this subsidiary under common control has been accounted for using the merger method of accounting in the consolidated financial statements of the Company prepared under PRC Accounting Standards.

The merger method of accounting involves incorporating the financial statement items of the consolidating entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the consolidating entities or businesses first came under the control of the controlling party.

Hence, the financial statement items of the Group prepared under PRC Accounting Standards as at December 31, 2013 and 2012 were re-presented to reflect the inclusion of the acquiree, resulting in the re-presented corresponding information in the Group’s reportable segment as at December 31, 2013 and for the two years ended December 31, 2013 as shown above.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2014	2013	2012
	RMB million	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	60,531	59,563	57,297
Regional (Hong Kong, Macau and Taiwan)	3,799	3,911	3,704
International	25,855	24,771	24,253

Total	90,185	88,245	85,253

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

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2014	2013**	2012**
	Note	RMB million	RMB million	RMB million

Revenue
Reportable segment revenue		89,746	88,109	86,671
- Reclassification of business tax and expired sales in advance of carriage	(i)	521	236	(316)
- Adjustment of business combination under common control		(82)	(100)	(1,102)

Consolidated revenue		90,185	88,245	85,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	SEGMENT INFORMATION (cont’d)

		2014	2013**	2012**
	Note	RMB million	RMB million	RMB million

Profit before income tax
Reportable segment profit		4,120	2,205	3,246
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(4)	(3)	(22)
- Adjustments of business combination under common control		(3)	15	(8)
- Others		-	-	(79)

Consolidated profit before income tax		4,113	2,217	3,137

		2014	2013**
	Notes	RMB million	RMB million

Assets
Reportable segment assets		163,542	137,846
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	45	49
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
- Adjustments of business combination under common control		-	(69)

Consolidated assets		165,829	140,068

	2014	2013**
	RMB million	RMB million

Liabilities
Reportable segment liabilities	134,055	111,526
- Adjustments of business combination under common control	3	(40)

Consolidated liabilities	134,058	111,486

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Gain arising from fair value movements of derivatives financial instruments
- Interest rate swap contracts (Note 39(a))	11	16	16
- Others	-	2	9

	11	18	25

9	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Wages, salaries, bonus and allowances	10,853	10,489	9,376
Employee welfare and benefits	238	363	429
Pension and medical insurance (Note 37(a) & (b))	2,025	1,483	1,262
Post-retirement benefits (Note 37(c))	(2,906)	183	458
Staff housing fund (Note 38(a))	826	718	607
Staff housing allowances (Note 38(b))	234	218	171

	11,270	13,454	12,303

(a)	Directors' remuneration for the year, disclosed pursuant to the Listing Rules and section 78 of Schedule 11 to the Hong Kong Companies Ordinance (Cap. 622), with reference to section 161 of the predecessor Hong Kong Companies Ordinance (Cap. 32), is as follows:

	2014
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	745	-	745
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	669	-	669
Tang Bing	632	-	632

Independent non-executive Directors
Liu Keya	120	-	120
Ji Weidong	120	-	120
Shao Ruiqing**	-	-	-
Li Ruoshan	120	-	120
Ma Weihua	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Feng Jinxiong	436	-	436
Yan Taisheng**	175	-	175
Ba Shengji*	-	-	-

Total	3,137	-	3,137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	WAGES, SALARIES AND BENEFITS (cont’d)

		2013
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	713	-	713
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	639	-	639
Tang Bing	604	-	604
Luo Zhuping***	391	-	391

Independent non-executive Directors
Liu Keya	120	-	120
Wu Xiaogen***	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120
Li Ruoshan****	60	-	60
Ma Weihua****	30	-	30

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Liu Jiashun***	-	-	-
Feng Jinxiong	422	-	422
Yan Taisheng	384	-	384
Ba Shengji****	325	-	325

Total	3,928	-	3,928

	2012
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	697		697
Xu Zhao*&*****	-	-	-
Gu Jiadan*&*****	-	-	-
Li Yangmin	625	-	625
Tang Bing*****	592	-	592
Luo Zhuping	402	-	402

Independent non-executive Directors
Liu Keya	97	-	97
Wu Xiaogen	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*&*****	-	-	-
Liu Jiashun	-	-	-
Feng Jinxiong	396	-	396
Yan Taisheng	344	-	344

Total	3,393	-	3,393

*These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**These directors and officials of the Company retired or resigned during the year ended December 31, 2014.

***These directors and officials of the Company retired or resigned during the year ended December 31, 2013.

****These directors and officials of the Company were newly appointed during the year ended December 31, 2013.

***** These directors and officials of the Company were newly appointed during the year ended December 31, 2012.

During the years ended December 31, 2014, 2013 and 2012, no directors and supervisors waived their emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	WAGES, SALARIES AND BENEFITS (cont’d)

(b)	Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2014 (2013 and 2012: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Wages, salaries, bonus and allowances	7,817	7,393	6,407

The emoluments fell within the following bands:

	Number of individuals
	2014	2013	2012

Nil to HK$2,000,000	4	4	5
HK$2,000,000 to HK$2,500,000	1	1	-

	5	5	5

During the year ended December 31, 2014, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2013 and 2012: Nil).

10	IMPAIRMENT CHARGE/(REVERSAL)

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Accrual/ (reversal) of impairment charge on flight equipment spare parts (Note (a))	9	(20)	(103)
Impairment charges on assets classified as held for sale (Note (b))	-	50	-
Impairment charges on property, plant and equipment	3	15	90
Impairment charges on other long-term assets (Note (c))	-	114	-
Impairment charges on available-for-sale financial assets	-	27	-

	12	186	(13)

Note:

(a)	After acquisition of Shanghai Airlines Co., Ltd. in 2010, the Company has reviewed the composition of its aircraft fleet, aiming to simplify the models of aircraft and maximize operation efficiencies. In 2012, the Company has defined the main model of aircraft for future operation and signed series of contracts to dispose other models of aircraft between 2014 and 2016. As a consequence, the Company has reassessed the provision for the flight equipment spare parts in relation to the main models of aircraft and also the spare parts in relation to the aircraft to be disposed, and reversed provision of RMB103 million during the year ended December 31,2012 in accordance with the reassessment results.

(b)	In 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months were recognized as assets classified as held for sale at December 31, 2013, and an impairment loss of approximately RMB50 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 43).

(c)	An impairment loss of approximately RMB114 million was made against other long-term assets of a subsidiary for the year ended December 31, 2013 by reference to the projected future cash flows of respective cash-generating-unit (“CGU”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following items:

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Amortization of intangible assets	69	57	38
Depreciation of property, plant and equipment
– owned	5,688	5,914	5,073
– leased (finance leases)	3,368	2,203	2,398
Amortization of lease prepayments	58	52	48
Consumption of flight equipment spare parts	712	755	747
Provision for / (reversal of) impairment of trade and other receivables	10	(2)	(7)
Auditors’ remuneration	15	15	13

12	FINANCE INCOME

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Exchange gains, net (Note)	-	1,977	148
Interest income	88	148	201

	88	2,125	349

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

13	FINANCE COSTS

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Interest on bank borrowings	1,257	1,191	1,359
Interest relating to obligations under finance leases and post-retirement benefits	722	335	412
Interest on bonds and debentures	509	339	149
Interest relating to bills payable	92	75	74

	2,580	1,940	1,994

Exchange losses, net (Note(b))	203	-	-

Less: amounts capitalized into advanced payments on acquisition of aircraft (Note(a))	(606)	(385)	(297)
amounts capitalized into construction in progress (Note(a))	(17)	(6)	-

	2,160	1,549	1,697

Note:

(a)	The average interest rate used for interest capitalization was 2.69% per annum for the year ended December 31, 2014 (2013: 2.75%; 2012:3.73%).

(b)	The exchange loss primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	INCOME TAX EXPENSE

Income tax charged/(credited) to the profit or loss was as follows:

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Provision for PRC income tax	484	347	215
Deferred taxation (Note 36)	89	(223)	(7)

	573	124	208

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

The Company and subsidiaries except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2013: 16.5%; 2012:16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2013: 25%; 2012: 25%).

Tax on the Group’s consolidated profit or loss differed from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

	Year ended December 31,
	2014	2013	2012
	RMB million	RMB million	RMB million

Profit before income tax	4,113	2,217	3,137
Adjusted by:
Share of result of associates and joint ventures	(127)	(65)	(134)

	3,986	2,152	3,003

Tax calculated at the tax rate of 25% (2013: 25%; 2012:25%)	997	538	751
Effect attributable to subsidiaries charged at tax rates of 15% or 16.5% (2013: 15% or 16.5%; 2012: 15% or 16.5%)	(41)	(42)	(49)
Expenses not deductible for tax purposes	88	19	13
Effect in respect of post-retirement benefit plan	(560)	-	-
Utilization of previously unrecognized tax losses	-	(327)	(655)
Unrecognized tax losses for the year	86	175	211
Unrecognized/realization of deductible temporary differences for the year	3	(239)	(63)

Tax charge	573	124	208

Effective tax rate	13.93%	5.61%	6.61%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2014, 2013 and 2012, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15	DIVIDENDS

The Board has not recommended any dividend for the years ended December 31, 2014, 2013 and 2012.

16	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the financial statements of the Company to the extent of RMB2,043 million (2013: RMB674 million; 2012: RMB2,767 million).

17	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity shareholders of the Company of RMB3,410 million (2013: RMB2,373 million; 2012: RMB3,072 million) and the weighted average number of shares of issue of 12,674,269,000 (2013: 12,091,881,000; 2012: 11,276,538,860) in issue during the year ended December 31, 2014. The Company had no potentially dilutive option or other instruments relating to the ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	INTANGIBLE ASSETS

	Goodwill	Computer
	(Note)	software	Total
	RMB million	RMB million	RMB million

Cost
At January 1, 2013	11,270	398	11,668
Additions	-	98	98
Disposals	-	(1)	(1)
At December 31, 2013	11,270	495	11,765
Additions	-	79	79
At December 31, 2014	11,270	574	11,844

Accumulated amortization
At January 1, 2013	-	218	218
Charge for the year	-	57	57
At December 31, 2013	-	275	275
Charge for the year	-	69	69
At December 31, 2014	-	344	344

Net book amount
At December 31, 2013	11,270	220	11,490
At December 31, 2014	11,270	230	11,500

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, goodwill was allocated to the principal CGU that the Group operates and benefits from the acquisition.

In 2014, the recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projection based on a financial budget approved by senior management. The discount rate applied to the cash flow projection is 13%. The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 5%, which includes the effect of inflation. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting period date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	Plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At January 1, 2014	76,671	47,668	7,486	6,435	2,078	140,338
Transfers from construction in progress	19	-	814	249	(1,082)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	4,267	12,442	-	-	-	16,709
Additions	2,262	11,029	5	545	1,293	15,134
Transfer to assets classified as held for sale	(5,634)	(2,706)	-	-	-	(8,340)
Transfer to other long-term assets	-	-	-	-	(138)	(138)
Disposals	(6,129)	(862)	(69)	(228)	(35)	(7,323)
At December 31, 2014	71,456	67,571	8,236	7,001	2,116	156,380

Accumulated depreciation
At January 1, 2014	28,858	11,862	1,769	4,130	-	46,619
Charge for the year	4,919	3,368	277	492	-	9,056
Transfer to assets classified as held for sale	(2,691)	(1,319)	-	-	-	(4,010)
Disposals	(4,282)	(658)	(33)	(192)	-	(5,165)
At December 31, 2014	26,804	13,253	2,013	4,430	-	46,500

Impairment
At January 1, 2014	798	108	-	8	22	936
Charge for the year	3	-	-	-	-	3
Disposals	(475)	-	-	(1)	(22)	(498)
At December 31, 2014	326	108	-	7	-	441

Net book amount
At December 31, 2014	44,326	54,210	6,223	2,564	2,116	109,439
At January 1, 2014	47,015	35,698	5,717	2,297	2,056	92,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At January 1, 2013	67,505	42,918	6,819	6,069	2,006	125,317
Transfers from construction in progress	-	-	662	93	(755)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	10,100	3,144	-	-	-	13,244
Additions	2,444	2,342	8	472	1,278	6,544
Transfer to assets classified as held for sale	(625)	-	-	-	-	(625)
Transfer to other long-term assets	-	-	-	-	(451)	(451)
Disposals	(2,753)	(736)	(3)	(199)	-	(3,691)
At December 31, 2013	76,671	47,668	7,486	6,435	2,078	140,338

Accumulated depreciation
At January 1, 2013	26,184	10,335	1,523	3,835	-	41,877
Charge for the year	5,270	2,203	246	398	-	8,117
Transfer to assets classified as held for sale	(231)	-	-	-	-	(231)
Disposals	(2,365)	(676)	-	(103)	-	(3,144)
At December 31, 2013	28,858	11,862	1,769	4,130	-	46,619

Impairment
At January 1, 2013	791	108	-	1	22	922
Charge for the year	7	-	-	7	-	14
At December 31, 2013	798	108	-	8	22	936

Net book amount
At December 31, 2013	47,015	35,698	5,717	2,297	2,056	92,783
At January 1, 2013	40,530	32,475	5,296	2,233	1,984	82,518

Note:

As at December 31, 2014, certain aircraft and buildings owned by the Group with an aggregate net book amount of approximately RMB 23,117million (2013: approximately RMB 24,306 million, 2012: approximately RMB 22,544 million) were pledged as collateral under certain loan arrangements (Note 33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	LEASE PREPAYMENTS
	December 31,
	2014	2013
	RMB million	RMB million

Cost
At January 1	2,577	2,154
Additions	109	438
Disposals	-	(15)
At December 31	2,686	2,577

Accumulated amortization
At January 1	422	372
Charge for the year	58	52
Disposals	-	(2)
At December 31	480	422

Net book amount
At December 31	2,206	2,155

Lease prepayments represent unamortized prepayments for land use rights.

The Group’s land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at December 31, 2014, the majority of these land use rights had remaining terms ranging from 32 to 50 years (2013: from 33 to 50 years).

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	December 31,
	2014	2013
	RMB million	RMB million

At January 1	16,296	11,895
Payment during the year	20,067	17,260
Interest capitalized (Note 13)	606	385
Transfers to property, plant and equipment (Note 19)	(16,709)	(13,244)

At December 31	20,260	16,296

Included in the Group’s balances as at December 31, 2014, the amounts of accumulated interest capitalized were approximately RMB467 million (2013: RMB504 million).

22	INVESTMENTS IN ASSOCIATES

	December 31,
	2014	2013
	RMB million	RMB million

Unlisted investments, at cost	853	853
Share of results/ reserves	233	211

	1,086	1,064

The movements on investments in associates were as follows:

	December 31,
	2014	2013
	RMB million	RMB million

At January 1	1,064	833
Addition through the acquisition of associates	18	237
Share of results of associates	91	38
Share of revaluation on available-for-sale financial assets held by an associate	(1)	(3)
Disposal of associates	(18)	(3)
Dividend received during the year	(68)	(38)

At December 31	1,086	1,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	INVESTMENTS IN ASSOCIATES (cont’d)

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2014			2013	2014	2013
			million		million

Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	PRC December 6, 1995	RMB	500	RMB	400	25%	25%	Provision of financial services to Group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	RMB	350	RMB	350	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”) (Note)	PRC March 28, 2008	USD	40	USD	40	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992	RMB	167	RMB	167	20%	20%	Provision of property development and management

Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC June 9, 1993	RMB	80	RMB	80	45%	45%	Provision of aviation equipment, spare parts purchase

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4, 1986	RMB	200	RMB	200	45%	45%	Provision of aviation advertising agency services

Collins Aviation Maintenance Service Shanghai Ltd. (“Collins Aviation”)	PRC September 27, 2002	USD	7	USD	7	35%	35%	Provision of airline electronic product maintenance services

Jetstar Hong Kong Airways	Hong Kong September 4, 2012							Provision of airline services
Ltd(“Jetstar”).		USD	198	USD	198	33%	33%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	INVESTMENTS IN ASSOCIATES (cont’d)

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2014	2013
	RMB million	RMB million

Share of the associates’ profit for the year	91	38
Share of the associates’ other comprehensive loss	(1)	(3)
Share of the associates’ total comprehensive income	90	35
Aggregate carrying amount of the Group’s investments in the associates	1,086	1,064

23	INVESTMENTS IN JOINT VENTURES

	2014	2013
	RMB million	RMB million

Unlisted investments, at cost	352	294
Share of results/reserves	153	139

	505	433

The movements on investments in jointly ventures were as follows:

	2014	2013
	RMB million	RMB million

At January 1	433	418
Addition through the acquisition of a joint venture	58	-
Share of results	36	26
Dividend received/declared during the year	(22)	(11)

At December 31	505	433

Particulars of the principal joint ventures, except for CAE Melbourne Flight Training Pty Ltd., all of which are limited liability companies established and operating in the PRC, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2014		2013		2014	2013
		million		million

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note)	PRC September 28, 2004	USD	73	USD	73	51%	51%	Provision of repair and maintenance Services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC December 28, 1995	USD	2	USD	2	40%	40%	Provision of spare parts repair and maintenance Services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC May 21, 1999	RMB	10	RMB	10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd.	Australia March 9, 2007	AUD	11	AUD	11	50%	-	Provision of flight training services
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	PRC April 9, 2003	RMB	30	RMB	30	50%	50%	Provision of Equipment maintenance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	INVESTMENTS IN JOINT VENTURES (cont’d)

Note:

Under a Joint Venture Agreement with joint venture partner of Technologies Aerospace dated March 10, 2003, the Company agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2014	2013
	RMB million	RMB million

Share of the joint ventures’ profit for the year	36	26
Share of the joint ventures’ total comprehensive income	36	26
Aggregate carrying amount of the Group’s investments in the joint ventures	505	433

24	OTHER LONG-TERM ASSETS

	December 31,
	2014	2013
	RMB million	RMB million
Deposits relating to aircraft held under operating leases	482	670
Deferred pilot recruitment costs (Note)	1,140	1,111
Other long-term assets	335	588

	1,957	2,369

Note:

Deferred pilot recruitment costs mainly represent the cost bore by the Group in connection with securing certain minimum periods of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of five years, starting from when the pilot joints the Group.

25	FLIGHT EQUIPMENT SPARE PARTS

	December 31,
	2014	2013
	RMB million	RMB million

Flight equipment spare parts	2,924	2,962
Less: provision for spare parts	(665)	(657)

	2,259	2,305

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value was estimated based on current market condition, historical experience and Company’s future operation plan for the aircraft and related spare parts.

	December 31,
	2014	2013
	RMB million	RMB million

At January 1	657	677
Accrual (Note 10)	9	-
Provision written off in relation to disposal of spare parts	(1)	-
Reversal of impairment of spare parts (Note 10)	-	(20)

At December 31	665	657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	December 31,
	2014	2013
	RMB million	RMB million

Within 90 days	1,539	2,772
91 to 180 days	1,774	610
181 to 365 days	456	148
Over 365 days	299	193
	4,068	3,723
Less: provision for impairment of receivables	(206)	(198)

Trade receivables	3,862	3,525

Balances with related companies included in trade receivables are summarized in Note 46(c)(i).

The carrying amounts of the trade receivables approximated their fair value.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there are no recent history of default.

As at December 31, 2014, trade receivables of RMB262 million (2013: RMB295 million) were past due but not impaired. These relate to a number of independent sales agents for whom there are no recent history of default. The Group holds cash deposits of RMB462 million (2013: RMB447 million) from these agents. The aging analysis of these trade receivables was as follows:

	December 31,
	2014	2013
	RMB million	RMB million

Within 90 days	161	148
91 to 180 days	40	89
181 to 365 days	61	58

	262	295

As at December 31, 2014, trade receivables of RMB155 million (2013: RMB154 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(s).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	TRADE RECEIVABLES (cont’d)

The aging of impaired receivables was as follows:

	December 31,
	2014	2013
	RMB million	RMB million
181 to 365 days overdue	41	59
1 to 2 years overdue	59	28
Over 2 years overdue	192	165

	292	252

Movements on the Group’s provision for impairment of trade receivables were as follows:

	2014	2013
	RMB million	RMB million

At January 1	198	203
Receivables written off during the year as uncollectible	(1)	(1)
Provision for/ (reversal of) impairment of receivables	9	(4)

At December 31	206	198

The net impact of creation and release of provisions for impaired receivables have been included in ‘Provision for/(reversal of) impairment of trade and other receivables’ in the profit or loss (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The carrying amounts of the Group’s trade receivables were denominated in the following currencies:

	December 31,
	2014	2013
	RMB million	RMB million

Currency
Renminbi	3,844	3,230
Japanese Yen	7	41
US Dollars	61	121
Euro	97	157
Hong Kong Dollars	2	64
Other currencies	57	110

	4,068	3,723

The maximum exposure to credit risk at the reporting date was the carrying amount of receivable shown above.

27	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2014	2013
	RMB million	RMB million

VAT recoverable	1,750	979
Rebate receivables on aircraft acquisitions	1,253	574
Amounts due from related companies (Note 46(c)(i))	169	201
Prepaid aircraft operating lease rentals	333	305
Rental deposits	271	300
Others	2,910	1,990

Subtotal	6,686	4,349
Less: bad debt provision	(292)	(291)

	6,394	4,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	December 31,
	2014	2013
	RMB million	RMB million

Bank deposits with original maturity over three months but less than a year	-	167
Bank deposits with original maturity over a year	4	-
Restricted bank deposits	34	216

	38	383

Note:

As at December 31, 2014, the deposits bore effective interest rates ranging from 0.35% to 3.5% per annum (2013: from 0.35 % to 4.65% per annum).

The carrying amounts of the Group’s restricted bank deposits and short-term bank deposits were denominated in the following currencies:

	December 31,
	2014	2013
	RMB million	RMB million

Renminbi	38	198
US Dollars	-	181
Other currencies	-	4

	38	383

29	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents were denominated in the following currencies:

	December 31,
	2014	2013
	RMB million	RMB million

Renminbi	711	1,494
US Dollars	490	281
Euro	45	32
Japanese Yen	16	22
Hong Kong Dollars	23	32
Other currencies	70	134

	1,355	1,995

30	TRADE AND BILLS PAYABLE

The aging analyses of trade and bills payable was as follows:

	December 31,
	2014	2013
	RMB million	RMB million

Within 90 days	764	2,310
91 to 180 days	309	245
181 to 365 days	240	416
1 to 2 years	420	172
Over 2 years	350	320

	2,083	3,463

As at December 31, 2014, the trade and bills payable balances of the Group included amounts due to related companies of RMB186 million (2013: RMB996 million) (Note 46(c)(ii)).

As at December 31, 2014, bills payable was nil (2013: RMB40 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	OTHER PAYABLES AND ACCRUALS

	December 31,
	2014	2013
	RMB million	RMB million

Accrued salaries, wages and benefits	2,826	2,459
Accrued take-off and landing charges	1,661	1,750
Accrued fuel cost	1,879	2,366
Accrued expenses related to aircraft overhaul	1,807	1,807
Duties and levies payable	1,617	1,540
Other accrued operating expenses	3,777	3,181
Deposits received from ticket sales agents	867	780
Current portion of other long-term liabilities (Note 35)	585	368
Staff housing allowance (Note 38(b))	315	360
Amounts due to related companies (Note 46(c)(ii))	1,483	703
Current portion of post-retirement benefit obligations (Note 37(c))	210	204
Other payables	2,188	2,628

	19,215	18,146

32	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2014, the Group had 167 aircrafts (2013: 111 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

	December 31,2014		December 31,2013
	Minimum lease payments	Present values of minimum lease payments	Minimum lease payments	Present values of minimum lease payments
	RMB million	RMB million	RMB million	RMB million

Within one year	5,453	4,596	3,446	2,980
In the second year	5,174	4,411	3,375	2,965
In the third to fifth years, inclusive	13,165	11,482	9,752	8,651
After the fifth year	19,272	18,206	8,956	8,539

Total	43,064	38,695	25,529	23,135
Less:
amount repayable within one year	(5,453)	(4,596)	(3,446)	(2,980)

Long-term portion	37,611	34,099	22,083	20,155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	BORROWINGS
	December 31,
	2014	2013
	RMB million	RMB million

Non-current
Long-term bank borrowings
– secured (Note (a))	14,725	12,744
– unsecured	5,503	7,586
Guaranteed bonds (Note (b))	10,285	6,985
	30,513	27,315

Current
Current portion of long-term bank borrowings
– secured (Note (a))	2,254	2,119
– unsecured	8,443	6,741
Short-term bank borrowings
– unsecured	13,979	7,925
Short-term debentures (Note (c))	4,000	4,000
Guaranteed bonds (Note (b))	-	2,500
	28,676	23,285

Total borrowings	59,189	50,600

The borrowings are repayable as follows:

Within one year	28,676	23,285
In the second year	8,801	6,606
In the third to fifth year inclusive	10,868	9,951
After the fifth year	10,844	10,758

Total borrowings	59,189	50,600

Notes:

(a)	As at December 31, 2014, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate net book amount of RMB23,117 million (2013: RMB24,306 million) (Note 19).

(b)	On August 8, 2011,Easter Air Overseas, a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bore interest at the rate of 4% per annum, which was payable semi-annually. The principal of the bonds was repayable on August 8, 2014. The Company had unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and be repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On June 5, 2013, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.2 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.875% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on June 5, 2016. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 6, 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 13, 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On May 14, 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB0.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on May 14, 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(c)	On May 14, 2014, the Company issued short-term debentures with a principal of RMB4 billion with a maturity of 270 days. The debentures bear interest at the rate of 4.95% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33	BORROWINGS (cont’d)

The terms of the long-term borrowings were summarized as follows:

	Interest rate and final	2014	2013
Currency	Maturities	RMB million	RMB million

Long-term bank borrowings

RMB denominated	interest rates ranging from 5.535% to 5.99% with final maturities through to 2023	420	736

USD denominated	interest rates ranging from 6 months libor +0.55% to 6 months libor +5.3% with final maturities through 2024	30,505	28,454

Guaranteed bonds

RMB denominated	interest rates ranging from 3.875% to 5.05% with final maturities through 2023	10,285	9,485

Total long-term borrowings		41,210	38,675

Short-term borrowings of the Group are repayable within one year. As at December 31, 2014, the interest rates relating to such borrowings ranged from 1.01% to 5.35% per annum (2013: 1.69% to 4.80% per annum).

The carrying amounts of the borrowings were denominated in the following currencies:

	December 31,
	2014	2013
	RMB million	RMB million

Renminbi	16,205	15,385
US Dollars	42,984	35,215

	59,189	50,600

34	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,
	2014	2013
	RMB million	RMB million

At January 1	4,217	3,799
Additional provisions	1,122	871
Utilization	(1,455)	(453)

At December 31	3,884	4,217
Less: current portion	(1,267)	(1,454)

Long-term portion	2,617	2,763

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2014 and 2013 represented the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35	OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
	RMB million	RMB million

Fair value of unredeemed points awarded under the Group’s frequent flyer program	1,720	1,732
Long-term duties and levies payable relating to finance leases	1,120	909
Other long-term payables	501	129

	3,341	2,770

Less: current portion included in other payables and accrued expenses (Note 31)	(585)	(368)

Long-term portion	2,756	2,402

36	DEFERRED TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the statements of financial position:

	December 31,
	2014	2013
	RMB million	RMB million
Deferred tax assets
– Deferred tax asset to be utilized after 12 months	-	259
– Deferred tax asset to be utilized within 12 months	170	130

	170	389

Deferred tax liabilities
– Deferred tax liability to be realized after 12 months	(26)	(29)

Net deferred tax assets	144	360

Movements in the net deferred tax assets were as follows:

	2014	2013
	RMB million	RMB million

At January 1	360	95
(Charged)/credited to profit or loss (Note 14)	(89)	223
(Charged)/credited to OCI	(127)	42

At December 31	144	360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DEFERRED TAXATION (cont’d)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2014	2013
	RMB million	RMB million

Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	32	24
Impairment provision for receivables	23	20
Impairment provision for property, plant and equipment	23	39
Derivative financial instruments	9	17
Provision for wages	183	146
Provision for post-retirement benefits	-	426

Tax losses	96	-
	366	672

Deferred tax liabilities:
Depreciation and amortization	(208)	(295)
Available-for-sale financial assets	(5)	-
Derivative financial instruments	(9)	(17)
	(222)	(312)

	144	360

Movements of the net deferred tax assets of the Group for the year:

	At the	(Charged)/		At the
	beginning of	credited to	Charged	end of
	the year	profit or loss	to OCI	the year
	RMB million	RMB million	RMB million	RMB million

For the year ended December 31, 2014
Impairment provision for obsolete flight equipment spare parts	24	8	-	32
Impairment provision for receivables	20	3	-	23
Impairment provision for property, plant and equipment	39	(16)	-	23
Derivative financial instruments	17	(8)	-	9
Provision for wages	146	37	-	183
Provision for post-retirement benefits	426	(304)	(122)	-
Tax losses	-	96	-	96
	672	(184)	(122)	366

Depreciation and amortization	(295)	87	-	(208)
Available-for-sale financial assets	-	-	(5)	(5)
Derivative financial instruments	(17)	8	-	(9)
	(312)	95	(5)	(222)

Net deferred tax assets	360	(89)	(127)	144

	At the	(Charged)/		At the
	beginning of	credited to	Credited	end of
	the year	profit or loss	to OCI	the year
	RMB million	RMB million	RMB million	RMB million

For the year ended December 31, 2013
Impairment provision for obsolete flight equipment spare parts	41	(17)	-	24
Impairment provision for receivables	24	(4)	-	20
Impairment provision for property, plant and equipment	43	(4)	-	39
Derivative financial instruments	20	(3)	-	17
Provision for wages	-	146	-	146
Provision for post-retirement benefits	267	117	42	426
	395	235	42	672

Depreciation and amortization	(295)	-	-	(295)
Derivative financial instruments	(5)	(12)	-	(17)
	(300)	(12)	-	(312)

Net deferred tax assets	95	223	42	360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36	DEFERRED TAXATION (cont’d)

As at the reporting period date, the Group had following balances in respect of which no deferred tax assets have been recognized:

	December 31,
	2014		2013
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB million	RMB million	RMB million	RMB million

Tax losses carried forward	473	1,891	1,310	5,239
Other deductible temporary differences	671	2,685	1,831	7,327
Total unrecognized deferred tax assets	1,144	4,576	3,141	12,566

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2015 and 2019.

As at December 31, 2014, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operation results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary differences were not recognized.

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS

(a)	Pension

The Group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in the Group companies’ retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 14% to 22% on the employees’ salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates of 8% of their salaries. In addition, the Group companies initiated an additional defined contribution retirement benefit scheme for employees in 2014. For the year ended December 31, 2014, the Group’s pension costs charged to the profit or loss amounted to RMB 1,492 million (2013: RMB1,005 million; 2012: RMB871 million).

(b)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 6% and 12%, respectively, of the employee’s basic salaries subject to certain ceiling as set up by the relevant municipal governments. For the year ended December 31, 2014, the Group’s medical insurance contributions charged to the profit or loss amounted to RMB 533 million (2013: RMB478 million; 2012: RMB391 million).

(c)	Post-retirement benefits

In addition to the above schemes, the Group provides retirees with other post-retirement benefits, including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employee turnover rate, etc.

The Company and other subsidiaries do not require contributions to be made to the separately administered fund.

The plan is exposed to interest rate risk, the risk of changes in the life expectancy for pensioners and securities market risk.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2014 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (cont’d)

The post-retirement benefit obligations recognized in the consolidated statements of financial position were as follows:

	2014	2013
	RMB million	RMB million

Post-retirement benefit obligations	3,032	5,819
Less: current portion	(210)	(204)

Long-term portion	2,822	5,615

The principal actuarial assumptions utilized as at the end of the reporting periods were as follows:

	2014	2013

Discount rates for post-retirement benefits	3.40%-4.20%	4.5%-5.15%
Mortality rate	China Insurance	China Insurance
	Life Mortality	Life Mortality
	Table (2000-2003). CL3	Table (2000-2003). CL3
	for Male and CL4	for Male and CL4
	for Female	for Female
Annual increase rate of medical expenses due to age	2.50%	2.50%
Annual increase rate of post-retirement medical expenses	7.00%	7.00%
Inflation rate of pension benefits	3.00%	3.00%

A quantitative sensitivity analysis for significant assumptions as at December 31, 2014 is shown below:

		Increase/		Increase/
		(decrease)		(decrease)
		in net defined		in net defined
	Increase	benefit	Decrease	benefit
	in rate	obligation	in rate	obligation
	%	RMB million	%	RMB million

Discount rate for post-retirement benefits	0.25	(88)	0.25	92
Annual increase rate of pension benefits	1.00	314	1.00	(266)
Annual increase rate of medical expenses	1.00	57	1.00	(47)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting periods.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2014	2013
	RMB million	RMB million

Within the next 12 months	210	213
Between 2 and 5 years	820	915
Between 5 and 10 years	966	1,306
Over 10 years	3,370	15,930

Total expected payments	5,366	18,364

The average duration of the post-retirement benefit obligations at the end of 2014 was 12 years (2013: 19 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37	RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (cont’d)

The movements in the defined benefit obligations and the fair value of plan assets were as follows:

2014
		Pension cost charged/(credited) to profit or loss				Remeasurement (gains)/losses in other comprehensive income
						Actuarial	Actuarial
						changes	changes		Sub-total
					Sub-total	arising from	arising from		included
		Service cost/			included	changes in	changes in		in other
	January 1	investment	Net	Curtailment	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31
	2014	income	interest	(Note)	or loss	assumptions	assumptions	adjustments	income	settled	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Defined benefit obligations	5,941	223	294	(3,251)	(2,734)	-	407	(195)	212	(387)	3,032

Fair value of plan assets	(122)	-	-	122	122	-	-	-	-	-	-

Benefit liability	5,819	223	294	(3,129)	(2,612)	-	407	(195)	212	(387)	3,032

2013
		Pension cost charged/(credited) to profit or loss			Remeasurement (gains)/losses in other comprehensive income
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
		Service cost/		included	changes in	changes in		in other
	January 1	investment	Net	in profit	financial	demographic	Experience comprehensive		Benefit	December 31
	2013	income	interest	or loss	assumptions	assumptions	adjustments	income	settled	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Defined benefit obligations	6,324	(60)	276	217	(593)	492	(325)	(426)	(172)	5,941

Fair value of plan assets	(90)	(28)	(5)	(34)	-	-	-	-	1	(122)

Benefit liability	6,234	(88)	271	183	(593)	492	(325)	(426)	(171)	5,819

Note: In 2014, pursuant to the relevant approvals, the aforesaid defined benefit plan relating to the employees of the Group was curtailed. As a result, defined benefit liability of RMB3,129 million was reversed and credited to the profit or loss for the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38	STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to15% (2013: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended December 31, 2014, the Group’s contributions to the housing funds amounted to RMB 826 million (2013: RMB718 million; 2012: RMB607 million) which was charged to the consolidated profit or loss. The staff housing fund payable as at December 31, 2014 is RMB 81 million (2013: RMB84 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at December 31, 2014, the present obligation of the provision for employee’s staff housing allowances is RMB315 million (2013: RMB360 million). For the year ended December 31, 2014, the staff housing benefit amounted to RMB 317 million (2013: RMB218 million; 2012: RMB171 million) which was charged to the consolidated profit or loss.

39	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million

At December 31,
Interest rate swaps (Note (a))	8	55	95	124
Forward foreign exchange contracts (Note (b))	27	13	-	3
Total	35	68	95	127

Less: current portion
– Forward foreign exchange contracts	(5)	-	-	(3)

Non-current portion	30	68	95	124

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the statement of financial position.

Notes:

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2014, the notional amount of the outstanding interest rate swap agreements was approximately US$801 million (2013: US$844 million). These agreements will expire between 2015 and 2024.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2014	2013	2012
	RMB million	RMB million	RMB million

Realized losses (recorded in finance costs)	(80)	(73)	(99)
Unrealized mark to market losses
– cash flow hedges (recognized in OCI)	(28)	209	(48)
– fair value hedges (recognized in gain on fair value movements of derivative financial instruments)	11	16	16

	(97)	152	(131)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39	DERIVATIVES FINANCIAL INSTRUMENTS (cont’d)

(b)	Foreign exchange forward contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group’s foreign exchange forward contracts for selling foreign currency (i.e. Japanese Yen) and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other foreign exchange forward contracts are accounted for as fair value hedges. As at December 31, 2014, the notional amount of the outstanding currency forward contracts was approximately US$39 million (2013: US$38 million), which will expire between 2015 and 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statements of profit or loss and other comprehensive income as follows:

	2014	2013	2012
	RMB million	RMB million	RMB million

Realized (losses)/gains (recorded in finance (costs)/income)	(2)	39	(12)
Unrealized mark to market gains – cash flow hedges (recognized in OCI)	17	37	38

	15	76	26

40	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and Receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available for sale	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets

Balance, December 31, 2014
Available-for-sale financial assets	-	-	-	433	433
Derivative financial instruments	-	-	35	-	35
Trade receivables	3,862	-	-	-	3,862
Prepayments and other receivables excluding prepayments	1,313	-	-	-	1,313
Restricted bank deposits and short-term bank deposits	38	-	-	-	38
Cash and cash equivalents	1,355	-	-	-	1,355
Other long-term assets	528	-	-	-	528

Total	7,096	-	35	433	7,564

	Loans and Receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial liabilities

Balance, December 31, 2014
Borrowings	59,189	-	-	-	59,189
Obligations under finance leases	38,695	-	-	-	38,695
Derivative financial instruments	-	8	87	-	95
Trade and bills payable	2,083	-	-	-	2,083
Other payables and accrued expenses	12,818	-	-	-	12,818

Total	112,785	8	87	-	112,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40	FINANCIAL INSTRUMENTS BY CATEGORY (cont’d)

	Loans and Receivables	Assets at fair value through the profit and loss	Derivatives used for hedging	Available for sale	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets

Balance, December 31, 2013
Available-for-sale financial assets	-	-	-	411	411
Derivative financial instruments	-	-	68	-	68
Trade receivables	3,525	-	-	-	3,525
Prepayments and other receivables excluding prepayments	1,940	-	-	-	1,940
Restricted bank deposits and short-term bank deposits	383	-	-	-	383
Cash and cash equivalents	1,995	-	-	-	1,995
Other long-term assets	1,030	-	-	-	1,030

Total	8,873	-	68	411	9,352

	Loans and Receivables	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial liabilities

Balance, December 31, 2013
Borrowings	50,600	-	-	-	50,600
Obligations under finance leases	23,135	-	-	-	23,135
Derivative financial instruments	-	-	127	-	127
Trade and bills payable	3,463	-	-	-	3,463
Other payables and accrued expenses	12,296	-	-	-	12,296

Total	89,494	-	127	-	89,621

41	ISSUED CAPITAL

	December 31,
	2014	2013
	RMB million	RMB million

Registered, issued and fully paid of RMB1.00 each A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481	8,481
-Tradable shares held by CEA Holding with trading moratorium (Note)	242	242
-Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium (Note)	457	457
-Tradable shares without trading moratorium	7,782	7,782

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,193	4,193
-Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note) 699	699	699
-Tradable shares without trading moratorium	3,494	3,494

	12,674	12,674

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are registered ordinary shares and carry equal rights.

Note:

Newly issued shares during 2013 are all shares with trading moratorium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42	RESERVES

		Capital	Hedging
	Share	reserve	reserve	Other	Retained earnings/
	Premium	(Note (a))	(Note 39)	reserve	(Accumulated losses)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

At January 1, 2013	18,015	(720)	(296)	(3,101)	(4,967)	8,931
Unrealized gain on cashflow hedges (Note 39)	-	-	246	-	-	246
Fair value movements of available-for-sale financial assets held by associates	-	-	-	(3)	-	(3)
Fair value movements of available-for-sale financial assets	-	-	-	149	-	149
Actuarial gain on post-retirement benefit obligations	-	-	-	416	-	416
Profit attributable to equity shareholders of the Company	-	-	-	-	2,372	2,372
Issue of shares	2,175	-	-	-	-	2,175
Others	-	(58)	-	-	-	(58)

At December 31, 2013	20,190	(778)	(50)	(2,539)	(2,595)	14,228

Unrealized loss on cashflow hedges (Note 39)	-	-	(11)	-	-	(11)
Fair value movements of available-for-sale financial assets	-	-	-	14	-	14
Actuarial loss on post-retirement benefit obligations	-	-	-	(341)	-	(341)
Profit attributable to equity shareholders of the Company	-	-	-	-	3,410	3,410

At December 31, 2014	20,190	(778)	(61)	(2,866)	815	17,300

Note:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company’s listing.

43	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into several agreements with third parties to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months with an aggregated carrying value of RMB4,330 million have been recognized as assets classified as held for sale by the Group as at December 31, 2014. There was no impairment loss by reference to the contracted selling price less estimated cost to sell for the year ended December 31, 2014.

In December 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines with an aggregated carrying value of RMB344 million (after the impairment loss charge) ceased operation in 2013 and have been recognized as assets classified as held for sale at December 31, 2013. An impairment loss of approximately RMB50 million was made against these aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 10) for the year ended December 31, 2013. The abovementioned aircraft and engines were sold in the year ended December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44	NOTE TO STATEMENTS OF CONSOLIDATED CASH FLOWS

(a) Cash generated from operations

	Year ended December 31.
	2014	2013	2012
	RMB million	RMB million	RMB million

Profit before income tax	4,113	2,217	3,137
Adjustments for:
Depreciation of property, plant and equipment and intangible assets	9,125	8,174	7,509
Losses/(gains) on disposals of property, plant and equipment	25	(316)	(101)
Gain on disposals of investment in associates	-	(9)	-
Share of results of associates	(91)	(38)	(103)
Share of results of joint ventures	(36)	(27)	(30)
Amortization of lease prepayments	58	52	48
Net foreign exchange losses/(gains)	203	(1,976)	(148)
Gain arising from fair value movements of derivative financial instruments	(11)	(16)	(16)
Consumption of flight equipment spare parts	712	787	747
Impairment charge/(reversal) for trade and other receivables	11	(2)	(7)
(Reversal of)/provision for post-retirement benefits	(2,612)	183	582
Provision for return condition checks for aircraft under operating leases	1,122	872	793
Impairment charges/(reversals)	12	186	(13)
Interest income	(88)	(148)	(201)
Interest expense	1,957	1,549	1,697

Operating profit before working capital changes	14,500	11,488	13,894

Changes in working capital
Flight equipment spare parts	(750)	(985)	(1,176)
Trade receivables	(345)	(557)	(428)
Prepayments and other receivables	(1,314)	(2,028)	(100)
Restricted bank deposits and short-term bank deposits	345	1,343	1,168
Sales in advance of carriage	1,491	440	(103)
Trade and bills payable	(720)	387	388
Other payables and accruals	1,024	1,539	179
Other long-term liabilities	145	(94)	(384)
Provision for return condition checks for aircraft under operating leases	(1,455)	(453)	(293)
Staff housing allowances	45	(11)	40
Post-retirement benefit obligations	(387)	(172)	(304)
Operating lease deposits	188	223	(58)

Cash generated from operations	12,767	11,120	12,823

(b) Non-cash transactions

	Year ended December 31.
	2014	2013	2012
	RMB million	RMB million	RMB million

Financing activities not affecting cash:
Finance lease obligations incurred for acquisition of aircraft	19,905	4,525	5,713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	December 31,
	2014	2013
	RMB million	RMB million

Authorized and contracted for:
– Aircraft, engines and flight equipment (Note)	105,011	83,726
– Other property, plant and equipment	3,108	1,649
– Investment	38	38
	108,157	85,413

Authorized but not contracted for:
– Other property, plant and equipment	26,182	3,422
– Investment	1,000	-
	27,182	3,422

	135,339	88,835

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

	December 31,
	2014	2013
	RMB million	RMB million

Within one year	25,830	28,762
In the second year	18,249	24,129
In the third year	14,833	14,094
In the fourth year	16,119	6,930
Over four years	29,980	9,811

	105,011	83,726

(b)	Operating lease commitments

As at each reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	December 31,
	2014	2013
	RMB million	RMB million
Aircraft, engines and flight equipment
Within one year	3,818	4,201
In the second year	3,508	3,699
In the third to fifth year inclusive	8,022	8,651
After the fifth year	8,682	5,581
	24,030	22,132

Land and buildings
Within one year	202	276
In the second year	164	181
In the third to fifth year inclusive	382	414
After the fifth year	1,983	2,179
	2,731	3,050

	26,761	25,182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company’s shares as at December 31, 2014 (2013: 40.03%; 2012: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, and CES Finance Holding Co., Ltd., two wholly owned subsidiaries of CEA Holding, CEA Holding owns 20.72% and 3.61% of the Company’s shares respectively as at December 31,2014 (2013: 20.72% and 3.61%; 2012: 17.09% and nil).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State Owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed below in addition to the transactions detailed elsewhere in these financial statements.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group

Eastern Finance	Associate of the Company
Kunming Dongmei Aviation Travel Co., Ltd. (“Kunming Dongmei”)	Controlled by the same parent company
Shanghai Dongmei Air Travel Co., Ltd. (“Shanghai Dongmei”)	Associate of the Company (it was acquired by the Group and became a wholly-owned subsidiary in August 2014)
Xian Dongmei Aviation Travel Co., Ltd. (“Xian Dongmei”)	Controlled by the same parent company
Eastern Import & Export	Associate of the Company
Wheels & Brakes	Joint controlled entity of the Company
Technologies Aerospace	Joint controlled entity of the Company
Shanghai P&W	Associate of the Company
Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	Controlled by the same parent company
Eastern Advertising	Associate of the Company
CEA Development Co. Ltd. (“CEA Development”)	Controlled by the same parent company
Shanghai Hute Aviation Tech. Co. Ltd. (“Shanghai Hute”)	Joint controlled entity of the Company
Shanghai Hang Lv International Freight Forwarding Co., Ltd. (“Hang Lv International Freight Forwarding”)	Controlled by the same parent company
Eastern China Kaiya System Integration (“China Kaiya”)	Joint controlled entity of the Company
Shanghai Aviation Import & Export Co., Ltd. (“Shanghai Import & Export”)	Associate of the Company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Eastern Airlines Tourism Investment (Group) Co., Ltd. (“Eastern Tourism”)	Controlled by the same parent company
Jetstar	Associate of the Company
Collins Aviation Maintenance Services (Shanghai) Limited (“Collins Aviation”)	Associate of the Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(b) Related party transaction

		Pricing policy	Income/(expense or payments)
		and decision	2014	2013	2012
Nature of transactions	Related party	Process	RMB million	RMB million	RMB million

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an	Eastern Finance	(iv)	21	25	46
average rate of 0.35% per annum

Interest income on loans at an	Jetstar	(vi)	10	-	-
average rate of 6.00% per annum

Commission expense on air tickets	Shanghai Dongmei	(ii)	(5)	(9)	(12)
sold on behalf of the Group, at	Kunming Dongmei		-	-	(5)
rates ranging from 3% to 9% of	Xian Dongmei		-	-	(3)
the value of tickets sold*

Handling charges of 0.1% to 2%	Eastern Import & Export	(ii)	(120)	(105)	(79)
for purchase of aircraft, flight
equipment, flight equipment spare
parts, other property, plant and
flight equipment and repairs
for aircraft and engines*

Repairs and maintenance expense	Wheels & Brakes	(ii)	(81)	(72)	(58)
for aircraft and engines	Technologies Aerospace	(ii)	(188)	(142)	(195)
	Shanghai P&W	(ii)	(1,804)	(1,660)	(2,009)

Supply of system services	China Kaiya	(ii)	(36)	(6)	-

Supply of food and beverages*	Shanghai Catering and	(i)	(851)	(919)	(783)
	its subsidiaries

Advertising expense*	Eastern Advertising	(ii)	(5)	(10)	(39)

Media royalty fee*	Eastern Advertising	(iii)	16	15	36

Automobile maintenance service,	CEA Development	(ii)	(142)	(143)	(122)
aircraft maintenance, providing
transportation automobile and
other products*

Equipment maintenance fee	Shanghai Hute	(ii)	(66)	(69)	(47)
	Collins Aviation	(ii)	(46)

Property management and	Eastern Investment	(ii)	(4)	-	-
green maintenance expenses*

Supply of hotel accommodation	Eastern Tourism	(ii)	(1)	-	-
service*

Land and building rental*	CEA Holding	(ii)	(50)	(59)	(67)

Acquisition of a subsidiary*	Eastern Tourism	(v)	(32)	(12)	-

Acquisition of non-controlling	CEA Holding	(v)	-	-	(84)
interests in subsidiaries	Shanghai Import & Export	(v)	-	-	(21)

Acquisition of non-controlling	Eastern Tourism	(v)	-	-	(14)
interests in associates

Disposal of investment in an associate	Eastern Investment	(v)	-	-	94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(b) Related party transaction(cont’d)

(i) The Group’s pricing policies on products purchased from related parties are mutually agreed based on market prices between contract parties.

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

(v) The Company’s pricing policies on transfer of equity or dispose of investment are based on the valuation prices.

(vi) The Group’s pricing policies on related party interest rate are mutually agreed based on market interest rates between contract parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related companies

(i) Amounts due from related companies

		December 31,
Nature	Company	2014	2013
		RMB million	RMB million

Trade receivables	Hang Lv International Freight Forwarding	-	1
	Others	1	1
		1	2

Prepayments and other receivables	Eastern Import & Export	123	169
	Collins Aviation	16	-
	China Kaiya	14	14
	Others	16	18
		169	201

All the amounts due from related companies are trade in nature, interest free and payable within normal credit trade customers.

(ii) Amounts due to related companies

		December 31,
Nature	Company	2014	2013
		RMB million	RMB million

Trade and bills payable	Eastern Import & Export	112	942
	Shanghai Catering	38	4
	Technologies Aerospace	4	29
	Others	32	21
		186	996

Other payables and accruals	Eastern Import & Export	652	45
	Shanghai P&W	255	323
	Shanghai Catering	154	224
	CEA Holding	97	63
	Collins Aviation	15	-
	China Kaiya	12	-
	Shanghai Hute	59	-
	Technologies Aerospace	157	-
	CEA Development	50	-
	Others	32	48
		1,483	703

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		December 31,
	2014	2013	2014	2013
			RMB million	RMB million

Short-term deposits (included in restricted bank deposits and short-term bank deposits) “Eastern Finance”	0.35%	0.39%	369	620
Short-term loans (included in borrowings) “Eastern Finance”	2.26%	4.01%	73	1,421
Long-term loans(included in borrowings) “Eastern Finance”	5.73%	5.76%	125	165
Loans(Note) (included in prepayments and other receivables) “Jetstar”	6.00%	-	369	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related companies (cont’d)

Note: In July 2014, Eastern Air Overseas signed a loan contract with Jetstar, an associate of the Company. According to the contract, Eastern Air Overseas offered a loan of USD 60 million at market interest rate for Jetstar. The principal of the loan will be repayable on April 30, 2015.

(d)	Guarantees by holding company

As at December 31, 2014, bonds of the Group guaranteed by CEA Holding were RMB4.8 billion (2013: RMB4.8 billion) (Note 33).

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analyzed as below:

	2014	2013	2012
	RMB million	RMB million	RMB million

Directors and supervisors (Note 9(a))	3	4	3
Senior management	3	3	3

	6	7	6

*These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the listing rules.

47	ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

48	EVENTS AFTER THE REPORTING PERIOD

In December 2014, the Company entered into a capital injection agreement pursuant to which the Company, CEA Holding and CES Finance would inject and increase the registered capital of CEA Finance by RMB1,500 million in proportion according to their respective shareholding. The Company contributed a pro-rata amount of RMB375 million in February 2015.

On each of February 12, 2015 and March 26, 2015, the Company issued short-term debentures with a principal of RMB3 billion with a maturity of 180 days. The debentures bear interest at the rate of 4.5% per annum.

