Form 20-F
period 2015-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2016-04-25
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 8,481,078,860 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,659,100,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

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

Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this Annual Report on Form 20-F have been prepared in accordance with IFRS.

We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this Annual Report. Ernst & Young, our current independent registered public accounting firm in Hong Kong, has issued an unqualified auditors’ report on our consolidated statement of financial position as of December 31, 2014 and 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2015. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2014 and 2015 and the selected financial data from the consolidated financial position as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2013 and the selected financial data from the consolidated financial position as of December 31, 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS, and audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in the PRC. The selected financial data from the consolidated income statements for the years ended December 31, 2011 and 2012 and the selected financial data from the balance sheets as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong.

 The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and selected consolidated statements of financial position data as of December 31, 2011, 2012, 2013, 2014 and 2015 that were prepared under IFRS. The selected financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	82,403	85,253	88,245	90,185	93,969
Gain on fair value changes of derivative financial instruments	87	25	18	11	6
Other operating income and gains	1,062	1,833	2,725	3,685	5,269
Operating expenses	(79,288)	(82,759)	(89,412)	(87,823)	(86,619)
Operating profit	4,264	4,352	1,576	6,058	12,625
Finance income / (costs), net	561	(1,349)	576	(2,072)	(7,110)
Profit before income tax	4,932	3,137	2,217	4,113	5,667
Profit for the year attributable to the equity holders of the Company	4,661	3,072	2,373	3,410	4,537
Basic and fully diluted earnings per share (1)	0.41	0.27	0.20	0.27	0.35
Basic and fully diluted earnings per ADS	20.67	13.62	9.81	13.45	17.5

(1)	The calculation of earnings per share for 2011 and 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue.

	As of December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	3,861	2,512	1,995	1,355	9,080
Net current liabilities	(29,679)	(35,948)	(40,472)	(42,887)	(51,309)
Non-current assets	101,092	111,214	127,458	147,586	174,914
Long term borrowings, including current portion	(30,321)	(32,856)	(36,175)	(41,210)	(43,675)
Obligations under finance leases, including current portion	(20,261)	(21,858)	(23,135)	(38,695)	(52,399)
Total share capital and reserves attributable to the equity holders of the Company	17,132	20,207	26,902	29,974	37,411
Non-current liabilities	(52,687)	(53,530)	(58,404)	(72,928)	(83,674)
Total assets less current liabilities	71,413	75,266	86,986	104,699	123,605

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.4778 to US$1.00 and HK$7.7507 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 31, 2015. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 15, 2016, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.4730=US$1.00 and HK$7.7547=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low

January 2014	6.0600	6.0402	7.7663	7.7534
February 2014	6.1448	6.0591	7.7645	7.7550
March 2014	6.2273	6.1183	7.7669	7.7563
April 2014	6.2591	6.1966	7.7568	7.7517
May 2014	6.2591	6.2255	7.7535	7.7514
June 2014	6.2548	6.2036	7.7537	7.7502
July 2014	6.2115	6.1712	7.7517	7.7495
August 2014	6.1793	6.1395	7.7514	7.7496
September 2014	6.1495	6.1266	7.7650	7.7500
October 2014	6.1385	6.1107	7.7645	7.7541
November 2014	6.1429	6.1117	7.7572	7.7519
December 2014	6.2256	6.1490	7.7616	7.7509
January 2015	6.2535	6.1870	7.7563	7.7508
February 2015	6.2695	6.2399	7.7584	7.7517
March 2015	6.2741	6.1955	7.7685	7.7534
April 2015	6.2185	6.1927	7.7525	7.7495
May 2015	6.2086	6.1958	7.7594	7.7505
June 2015	6.2086	6.1976	7.7567	7.7513
July 2015	6.2097	6.2008	7.7553	7.7502
August 2015	6.4122	6.2086	7.7627	7.7496
September 2015	6.3836	6.3544	7.7511	7.7495
October 2015	6.3591	6.3180	7.7503	7.7495
November 2015	6.3945	6.3180	7.7526	7.7498
December 2015	6.4896	6.3883	7.7527	7.7496
January 2016	6.5932	6.5219	7.8270	7.7505
February 2016	6.5795	6.5154	7.7969	7.7700
March 2016	6.5500	6.4480	7.7745	7.7528
April 2016 (up to April 15, 2016)	6.4810	6.4580	7.7569	7.7537

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. The exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per US$1.00 (1)	HK$ per US$1.00
2011	6.4630	7.7841
2012	6.3093	7.7569
2013	6.1478	7.7565
2014	6.1620	7.7545
2015	6.2827	7.7524

Source:        Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain operating data of our Company for the five years ended December 31, 2015, which are not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

	Year Ended December 31,
	2011	2012	2013	2014	2015
Selected Airline Operating Data:
Capacity:
ATK (millions)	18,662.5	19,721.4	21,714.8	22,538.5	25,203.0
ASK (millions)	127,890.8	136,724.0	152,075.2	160,585.1	181,792.9
AFTK (millions)	7,152.3	7,416.3	8,028.0	8,085.8	8,841.7
Traffic:
Revenue passenger-kilometers (millions)	100,895.1	109,112.7	120,461.1	127,749.9	146,342.43
Revenue tonne-kilometers (millions)	13,402.1	14,406.5	15,551.8	16,122.4	17,820.4
Revenue freight tonne-kilometers (millions)	4,420.6	4,700.9	4,857.2	4,802.4	4,865.1
Hours flown (thousands)	1,288.4	1,404.5	1,540.4	1,625.1	1,804.9
Number of passengers carried (thousands)	68,725.0	73,077.1	79,093.7	83,811.5	93,780.0
Weight of cargo carried (millions of kilograms)	1,443.1	1,416.5	1,410.3	1,363.3	1,399.4
Load Factor:
Overall load factor (%)	71.8	73.1	71.6	71.5	70.7
Passenger load factor (%)	78.9	79.8	79.2	79.6	80.5
Yield and Cost Statistics (RMB):
Passenger yield (passenger revenue/ passenger-kilometers)	0.68	0.65	0.61	0.61	0.56
Cargo yield (cargo revenue/cargo tonne-kilometers)	1.83	1.71	1.57	1.55	1.33
Average yield (passenger and cargo revenue/ tonne-kilometers)	5.71	5.51	5.18	5.28	4.94
Unit cost (operating expenses/ATK)	4.24	4.20	4.12	3.90	3.44

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible in the current account, which includes payment of dividends, trade and service-related foreign currency transactions, but not in the capital account, which includes foreign direct investment, unless approval from or registration or filing with the relevant authorities, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce (the "MOFCOM"), we can purchase foreign currencies without the approval of State Administration of Foreign Exchange (the "SAFE") for settlement of current account transactions, including for the purpose of dividend payment, by providing commercial documents evidencing these transactions. We can also retain foreign currencies in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or pay dividends. The relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions in the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to raise foreign capital through debt or equity financing, including by means of loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign currencies to pay dividends, if any, or satisfy our foreign currency liabilities.

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the People's Bank of China (the "PBOC") widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. On August 11, 2015, the PBOC executed a 2% devaluation in the Renminbi. Within the following two days, the Renminbi depreciated 3.5% against the U.S. dollars. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Inflation rates in the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous contractionary policies, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down excessive economic growth and control price hikes. Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. In 2013, PRC inflation rates fluctuated with two peaks of 3.2% in February and October 2013. In 2014, the inflation rates fluctuated with two peaks in May and July 2014. In 2015, the inflation rates fluctuated with the peaking of 2.0% in August 2015. The national consumer price index was 2.6% in 2013, equal to that of 2012. The national consumer price index were 2.1% and 1.4% in 2014 and 2015, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

International air travel generally recovered in the recent years. In 2015, the global economy continued to experience weak recovery and economic growth further slowed down. China’s economy was operating within a reasonable range, with the disposable income of residents growing faster than the national economic growth. Benefiting from factors such as transformation and upgrade of economic structure and rising consumption power of Chinese residents, air passenger transportation market continued to grow and demand for outbound tourism and consumption became robust. However, under the influence of factors including decline in the import and export industry and intensifying market competition, growth of air freight transportation market slackened. In 2015, the aviation industry benefited from the international low crude oil prices, but at the same time, it was adversely affected by exchange rate fluctuations. Factors such as general market volatility, political instability, regional and geopolitical disputes may continue to materially and adversely affect economic activity and financial markets globally, which could in turn weaken the demand for international air travel and adversely affect our business, financial condition and results operations.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2015, approximately 35.46% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to our Company to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

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

Jet fuel prices were volatile in 2013 and 2014, with heightened political tensions and continued political instability in certain Middle Eastern countries and in Crimea bordering Ukraine. In 2014, the average price of fuel decreased by 4.7% compared to that of 2013. Fuel prices have continued to generally decrease during the first half of 2015. In addition, the National Development and Reform Commission (the "NDRC") has adjusted gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. As of December 31, 2015, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5.0%, our jet fuel costs would have increased or decreased by approximately RMB1,016 million. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. During the period between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2014, we added a total of 75 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including B777 series for long-haul flights, A330 series for long and medium-haul flights and A320 series and B737NG series for medium and short-haul flights. On February 28, 2014, we entered into an agreement with Airbus SAS regarding the purchase of seventy new A320NEO aircraft, which are expected to be delivered to the Company in stages from 2018 to 2020. On June 13, 2014 we entered into agreements with Boeing Company to purchase eighty new B737 series aircraft to be delivered in stages from 2016 to 2020. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase fifty new Boeing B737 series aircraft which are expected to be delivered to the Company in stages from 2017 to 2019. On August 14, 2015, we entered into a purchase agreement with Airbus SAS to purchase fifteen new Airbus A330 series aircraft which are expected to be delivered to the Company in stages from 2017 to 2018. See the section headed "Item 4. Information on the Company — Property, Plant and Equipment — Fleet." As of December 31, 2015, our total liabilities were RMB158,061 million. As of the same date, our current liabilities exceeded our current assets by RMB51,309 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as of December 31, 2014 and 2015 were RMB97,884 million and RMB119,111 million, respectively, of which short-term liabilities accounted for 34.0% and 37.2%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2015, we had total unutilized credit facilities of RMB55.2 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft.

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

Aircraft fuel costs constitute the most significant part of our operating costs and, in 2015, accounted for approximately 23.4% of our total operating costs. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the NDRC have a significant impact on our profitability. While international crude oil prices generally decreased in the second half of 2014, the results of operation and financial condition of our Company are still subject to any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

In the beginning of 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. In October 2011, we have obtained approval from the PRC government, allowing us to enter into overseas fuel hedging contracts. For the year ended December 31, 2011, we hedged 17% of our annual fuel consumption. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, where we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs. As of December 31, 2015, we had no open crude oil option contracts, and all the contracts signed in past years had been settled before December 31, 2015.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2015, our total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB89,342 million, of which the U.S. dollar liabilities accounted for 97.7% of the total amount. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects our profitability and growth. We usually use hedging contracts for foreign currencies to reduce the risk in exchange rate fluctuations for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves sales of the Japanese Yen or the purchase of U.S. dollars at fixed exchange rates. We use cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates (Note 3). The cross currency swap entered into by us for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As of December 31, 2015, the notional amount of the outstanding cross currency swap agreement was approximately US$38 million. The agreement will expire in 2025. Pleae refer to Note 39 to the consolidated financial statements. As of December 31, 2015, foreign currency hedging contracts held by us which are still open amounted to a notional amount of approximately US$12 million, which will expire in 2017, compared with US$39 million as of December 31, 2014.

We recorded net foreign exchange losses of RMB4,987 million for 2015, whereas net foreign exchange losses were RMB203 million for 2014. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In early 2016, the Group expanded its financing channels by means of issuing super short-term commercial paper and acquiring RMB borrowings to bring in RMB finance. As at the end of January and February 2016, the proportion of USD-denominated debts made up of the Group's interest-bearing debts decreased to 57% and 53%, respectively. Our foreign exchange fluctuation risks are also subject to other factors beyond our control. See "Item 3D. Risk Factors - Risks Relating to the PRC - Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities."

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2014 and 2015 were RMB97,884 million and RMB119,111 million, respectively, of which short-term liabilities accounted for 34.0% and 37.2%, respectively, and long-term liabilities accounted for 66.0% and 62.8%, respectively, for those years. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2014 and 2015, our liabilities denominated in U.S. dollars accounted for 59.3% and 55.3%, respectively, of our total liabilities, while liabilities denominated in Renminbi accounted for 40.5% and 44.5%, respectively, of our total liabilities. Fluctuations in the U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. The PBOC raised the benchmark five-year lending rate five times from 5.94% to 7.05% in July 2011, but reduced the rate subsequently twice, on the last occasion to 6.4% in July 2012. The benchmark five-year lending rate remained steady and did not change during 2013 and into the first quarter of 2014. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which increased overall in 2012, decreased overall in 2013 and 2014, and increased overall in 2015. We cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

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

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours, International (Group) Co., Ltd. (“Shanghai Airlines Tours”) entered into an agreement with Eastern Air Tourism Investment Group Co., Ltd. ("Eastern Tourism") and Shanghai Dongmei Aviation Travel Co., Ltd ("Shanghai Dongmei") to acquire 45% and 55% issued share capital of Xi’an Dongmei Aviation Travel Co., Ltd held by them respectively for consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei. On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours also entered into another agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% issued share capital of Kunming Dongmei Aviation Travel Co., Ltd ("Kunming Dongmei") held by them respectively for consideration of approximately RMB10.5 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei. On January 10, 2013, Shanghai Airlines Tours entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Air International Travel Service Co., Ltd ("Eastern Travel") held by Eastern Tourism for consideration of approximately RMB11.9 million. On August 15, 2014, Shanghai Airlines Tours entered into an equity transfer agreement with Eastern Air Tourism pursuant to which, Shanghai Airlines Tours acquired 72.84% equity interest in Shanghai Dongmei from Eastern Tourism at a consideration of RMB32,147,700. This acquisition had been completed and Shanghai Dongmei became our indirect holding subsidiary. On December 22, 2014, our Company, CEA Holding and CES Finance Holding Co., Ltd ("CES Finance") (as shareholders of Eastern Air Group Finance Company Limited (“Eastern Air Finance”)) agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. In February 2015, we contributed a pro-rata amount of RMB375 million in cash.

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

Most of the major airlines in China are currently majority-owned either by the central government or provincial or municipal governments in China. CEA Holding currently holds directly or indirectly 62.08% of our Company's equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

As our controlling shareholder, CEA Holding has the ability to exercise controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

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

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2015. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The CAAC has also implemented increased security measures in relation to the potential threat of terrorist attacks. Terrorist attacks, even if not made directly towards us or on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect us and the airline industry. In addition, potential or actual terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and RPK. International terrorist attacks targeting aircraft and airport not only directly threatens our flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

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

Our Company, China Eastern Airlines Corporation Limited was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. We are commercially known in the industry as China Eastern Airlines. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China's overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China's airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor's assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor's equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See "Item 7. Major Shareholders and Related Party Transactions" for more details. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2015:

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

On July 17, 2014, Eastern Air Overseas (Hong Kong) Corporation Limited ("EAO,") our wholly-owned subsidiary, and Jetstar Hong Kong Airways Limited ("Jetstar Hong Kong"), an associated company of the Company, entered into a loan agreement, pursuant to which EAO will provide a loan of US$60 million to Jetstar Hong Kong at fair market interest rates. The principal of the loan was repaid on April 30, 2015.

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

On March 29, 2015, China United Airlines, our wholly-owned subsidiary, fully adopted the low-cost carrier service model.

On May 30, 2015, we received approval from the Ministry of Industry and Information Technology to offer in-flight Wi-Fi services using KU-band satellite onboard 21 aircraft.

On July 9, 2015 we entered into the B737 Aircraft Purchase Agreement with Boeing Company in Shanghai to purchase fifty B737 series aircraft from Boeing Company.

On July 27, 2015, we entered into a conditional subscription agreement (“Subscription Agreement”) with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H shares of the Company in an amount of HK$3,488,895,000, representing approximately 3.5% of the total share capital of the Compnay. On September 9, 2015, we completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines.

On August 14, 2015, the Board of Directors approved the “Resolution on the Termination of the Proposed Establishment of Jetstar Hong Kong and its Winding Up”. The Board of Directors considers that the termination of the proposed establishment of Jetstar Hong Kong will have no material adverse impact on the financial conditions and production and operation of the Company. See the announcement furnished to the SEC on Form 6-K dated April 17, 2015.

On August 28, 2015, we formally established the foreign airlines service centre.

On September 1, 2015, we and Delta Air Lines entered into a marketing agreement and a letter of confirmation on the Subscription Agreement. Pursuant to the marketing agreement, both parties will have greater cooperation in terms of code-share, revenue management, schedule coordination, sales cooperation, airport facilities sharing, frequent-flyer program, lounge and system investment as well as staff exchange. Pursuant to the letter of confirmation on the Subscription Agreement, as of September 1, 2015, all conditions precedent to the Subscription Agreement had been fulfilled except for those conditions which will be fulfilled on the completion date of share subscription. On September 9, 2015, we completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines.

On November 6, 2015, the Civil Aviation Administration of China officially announced and granted the “Safe Flight Diamond Award”, the highest award for flight safety in the PRC civil aviation industry, to the Company.

In January 2016, we received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by the CSRC, approving us to issue not more than 2,329,192,546 A Shares by way of non-public issuance.

The material development of our indebtedness is set out in Note 34 and Note 48 to the consolidated financial statements.

The table below sets forth details of our operating fleet as of December 31, 2013 and 2014:

	Number of Aircraft Owned And under Finance Leases	Number of Aircraft under Operating Leases	Number of Aircraft Owned and under Finance Leases	Number of Aircraft under Operating Leases
	2013		2014
Passenger Aircraft:
Wide-body:
B777-300ER	—	—	4	—
B767	6	1	6	—
A340-600	5	—	4	—
A340-300	—	—	—	—
A330-300	8	7	9	7
A330-200	18	3	25	3
A300-600R	8	—	—	—
MD-11F	—	—	—	—
Narrow-body:
A321	33	—	39	—
A320	101	44	113	41
A319	15	8	24	5
B757-200	5	3	4	1
B737-800	28	66	44	68
B737-700	42	17	49	13
B737-300	16	—	16	—
EMB 145LR	10	—	10	—
CRJ-200	8	—	—	—
Hawker 800	—	—	—	—
Total Passenger Aircraft:	303	149	347	138

Cargo Aircraft:
B747-400F	2	3	2	2
B757-200F	—	2	—	2
B777F	—	6	—	6
Total Cargo Aircraft:	2	11	2	10
Total number of passenger aircraft and freighters	305	160	349	148

The table below sets forth details of our operating fleet as of December 31, 2015:

	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease
Passenger Aircraft:
Wide-body:
B777-300ER	9	—
B767	6	—
A340-600	—	—
A330-300	11	7
A330-200	30	3
Narrow-body:
A321	48	—
A320	122	38
A319	31	4
B757-200	—	—
B737-800	71	72
B737-700	55	8
B737-300	5	—
EMB 145LR	6	—
Total Passenger Aircraft:	394	132

Cargo Aircraft:
B747-400F	2	1
B757-200F	—	—
B777F	—	6
Total Cargo Aircraft:	2	7
Total number of passenger aircraft and freighters	396	139

B.	Business Overview

Our Company was one of the three largest air carriers in China in terms of revenue-tonne-kilometers and number of passengers carried in 2015, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the provision of domestic, regional and international passenger airline services. As of December 31, 2015, we served a route network that covers 1,057 domestic and foreign destinations in 179 countries through SkyTeam, an international airlines alliance. We operate primarily from our core hub in Shanghai and regional hubs in Kunming and Xi’an.

We have received many awards, recognitions and accolades through the years. We were recognized as one of the "Most Innovative PRC Companies" by Fortune Magazine in 2011, and our "China Eastern Airlines" brand was awarded China's Famous Trademark by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including "Golden Tripod Prize", which was the highest award awarded at the 8th Annual Meeting of China's Securities Market, Golden Bauhinia Award for "The Listed Company with Best Brand Value 2012" by China Securities, "2012 Best Mid-Cap Company and Best Managed Company in China" by Asiamoney Magazine, "Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, "2012 TOP 25 CSR (Corporate Social Responsibility) Ranking" by Fortune China Magazine, "2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20" by Southern Weekly, "The Best Board of Directors of State-owned Listed Holding Companies of China Top 20" by various major financial media, including Moneyweek, "Healthy China – Best Employee Health & Benefit Unit" by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, "Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit" by China Institute of Internal Audit, "Best 100 Employers" by zhaopin.com, a major online recruiting website in China, and "The World's Most Improved Airline" by SKYTRAX, a United Kingdom-based aviation research organization. In 2013, we received the National 1 May Award Certificate and were honored as one of the 2013 Top Ten Companies with the Best Corporate Social Responsibility by Fortune China Magazine, “Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year, “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm, the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao and one of the “Best 100 Employers” by zhaopin.com. In 2014, our charity campaign “Love at China Eastern Airlines” was awarded the Gold Award at the First Chinese Young Volunteers Services Contest. The “Love at China Eastern Airlines” campaign has organized activities such as visiting welfare and nursing homes, subsidizing Hope Schools and schools for urban and rural migrant workers’ children and teaching school children with hearing and speaking impairment, running blood donation programs, and other activities for environmental protection. The campaign launched 5,179 projects with 274,979 staff and members taking participation, serving a total of 233,353 people in need. Through interaction with the community, we have established a charity brand image of “delivering love and serving the community”. In 2015, “Love at China Eastern Airlines” launched 530 projects all year round, with 26,119 staff participating, serving a total of 40,166 people.

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

In 2015, we were bestowed a number of awards such as “Best China Airline” at the 8th TTG (Asia Media) China Travel Awards, “China Securities Golden Bauhinia Award – Listed Company with the Most Valuable Brand” for four consecutive years and "Best Innovative Listed Company" granted by Hong Kong Ta Kung Pao, as well as "2014-2015 Most Respectable Chinese Enterprise" and "2015 Chinese Best Business Model Innovation Award" by the Economic Observer and 21st Century Business Herald, respectively.

Compared to 2014, our traffic volume (as measured in RTKs) increased by 10.53% from 16,122 million in 2014 to 17,820 million in 2015. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 14.55% from 127,750 million in 2014 to 146,342 million in 2015. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 1.31% from 4,802 million in 2014 to 4,865 million in 2015.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Traffic revenues
Passenger	72,928	75,261	78,585
Cargo and mail	7,603	7,328	6,491
Total traffic revenues	80,531	82,589	85,076

Passenger Operations

The following table sets forth certain passenger operating statistics of our Company by route for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Passenger Traffic (in RPKs) (millions)	120,461	127,750	146,341
Domestic	82,812	88,192	98,304
Regional (Hong Kong, Macau and Taiwan)	4,049	4,367	4,189
International	33,600	35,191	43,848

Passenger Capacity (in ASKs) (millions)	152,075	160,585	181,792
Domestic	104,459	110,381	121,019
Regional (Hong Kong, Macau and Taiwan)	5,435	5,759	5,509
International	42,181	44,445	55,264

Passenger Yield (RMB)	0.61	0.61	0.56
Domestic	0.61	0.61	0.55
Regional (Hong Kong, Macau and Taiwan)	0.85	0.8	0.75
International	0.56	0.59	0.56

Passenger Load Factor (%)	79.21	79.55	80.50
Domestic	79.28	79.90	81.23
Regional (Hong Kong, Macau and Taiwan)	74.51	75.83	76.04
International	79.66	79.18	79.34

Our domestic routes generated approximately 65.6% of our passenger revenues in 2015. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We also operated approximately 22 flight routes between mainland China and Hong Kong as of December 31, 2015. In addition, we operated approximately 25 routes between mainland China and Taiwan and three routes between China and Macau as of December 31, 2015. Our regional routes accounted for approximately 4.0% of our passenger revenues in 2015.

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

In 2015, we conducted significant optimization of our fleet structure, and increased our fleet to 551aircraft as at the end of 2015, and the variety of our aircraft models was streamlined to 13 models by the end of 2015. In respect of passenger transportation, we actively seized the opportunities brought about by international low oil prices and robust demand for outbound tourism, and achieved impressive growth in passenger transportation by responding proactively to adverse factors such as geopolitical instability around the globe, terrorist attacks outside China, MERS cases in South Korea and impact on short-haul routes due to formation of a high-speed railway networkin 2015. Efforts have been made to foster the construction of hubs and negotiate time slots in hub and core markets in order to promote superb connectivity. In respect of freight transportation and logistics, we tightened our cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices in 2015. In 2015, we further strengthened our cooperation with both member and non-member airlines of SkyTeam Alliance to widenthe scope of cooperation and improve the quality of cooperation. In September 2015, we entered into a strategic partnership with Delta Air Lines to further explicitly deepen the cooperation in terms of code-share, cabin sharing and joint sales. By forming an industry-leading route network, both parties implemented codeshare on 123 routes, including 9 international major routes and 114 domestic routes in the PRC and the USA. Through offering joint sales to corporate customers, the influential power of the North American corporate customers was increased. As for the European market, the Group and Air France have realized interline transit services for flights departing and arriving at Shanghai, Dalian, Paris and Nice. In the Australian market, the joint operation with Qantas was officially commenced to launch codeshare on major routes such as Shanghai-Sydney and Shanghai- Melbourne routes, in order to launch in-depth cooperative projects including customer base sharing.

In 2015, we put in available seat – kilometers (ASK) of 181,792.90 million passenger-kilometers, representing an increase of 13.2% from 2014. Number of passengers carried in 2014 was 93.8 million, representing an increase of 11.9% from 2014. Passenger load factor in 2015 was 80.5%, representing an increase of 1.2% from 2014. Passenger revenue in 2015 amounted to RMB78,585 million, representing an increase of 4.4% from 2014.

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

In 2015, we enhanced Shanghai core hub and Xi’an and Kunming regional hubs, and established and extended our aviation transportation network in major markets with high market influence such as Beijing, Nanjing and Qingdao to cover 1,057 destinations in 179 countries. We strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three largest hubs and core markets. Based on the SkyTeam Alliance platform, we enhanced our strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network which covered the whole country and connected to the whole wide world.

Cargo and Mail Operations

The following table sets forth certain cargo and mail operating statistics of our Company by route for each of the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Cargo and Mail Traffic (in RFTKs)	4,857	4,803	4,865
(millions)
Domestic	959	899	948
Regional (Hong Kong, Macau and Taiwan)	123	128	126
International	3,775	3,776	3,791

Cargo and Mail Capacity (in AFTKs)	8,028	8,086	8,842
(millions)
Domestic	2,172	2,091	2,337
Regional (Hong Kong, Macau and Taiwan)	275	291	281
International	5,581	5,704	6,224

Cargo and Mail Yield (RMB)	1.57	1.55	1.33
Domestic	1.30	1.27	1.09
Regional (Hong Kong, Macau and Taiwan)	3.71	3.47	3.01
International	1.56	1.55	1.34

Cargo and Mail Load Factor (%)	60.50	59.39	55.02
Domestic	44.17	42.97	40.57
Regional (Hong Kong, Macau and Taiwan)	44.75	43.88	44.82
International	67.63	66.21	60.91

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

In 2015, Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”), one of our subsidiaries, tightened its cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices. In terms of traditional freight transportation operation, China Cargo Airlines Co., Ltd. streamlined its fleet scale and terminated the leases for three older freighters, thereby reducing operating costs. Route network of Shanghai hub was optimized to reduce the number of intermediate points and improve operating efficiency, thus increasing the daily utilization rate of freighters for the whole year by more than 8% as compared to last year. Layout of flight capacity was adjusted based on market demand to stabilize flight capacity for the core markets in Europe and America. Efforts have also been made to broaden sourcing channels and strengthen joint cooperation. As such, the air-freight transit volume increased by nearly 10% as compared to last year. In terms of freight transportation logistics, Eastern Logistics focused on the construction of the core logistics platform for pharmaceutical logistics and aviation equipment as well as the establishment of the transit marketing platform to perfect its third-party logistics solution. Distribution channels of www.eaemall.com have been expanded to construct our rapid supply chain. Through proactively expanding cooperation with cross-border e-commerce partners, the first chartered aircraft for directly imported goods purchased via cross-border e-commerce in the PRC came into service, increasing the annual revenue from cross-border logistics by approximately 32% as compared to last year.

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, "the Regional") is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the areas based on the origin and destination of each flight.

•	Revenue from ticket handling services, airport ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2015:

	2013	2014	2015
	(Millions of RMB)	(Millions of RMB)	(Millions of RMB)
Domestic	59,563	60,531	61,222
Regional (Hong Kong, Macau and Taiwan)	3,911	3,799	3,569
International	24,771	25,855	29,178
Total	88,245	90,185	93,969

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, with the two sides operating a total of 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. Mainland China and Taiwan agreed to increase flight destinations for air links between the two sides in mainland China to 33 airports in various PRC cities in 2010, while flight destinations in Taiwan continue to include eight airports in various cities in Taiwan. At the end of 2012, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 64. The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. On August 12, 2013, the two sides agreed to increase the total number of flights to 670 per week and add three terminals of chartered cargo flights in mainland China, namely, Tianjin, Zhengzhou and Ningbo airports. At the end of 2014, mainland China and Taiwan agreed to increase the total number of flights to 924 per week and to increase the total number of destination airports in mainland China to 65. In April 2015, the fifth batch of Mainland pilot cities was opened for individual tour to Taiwan, including Haikou, Hohhot, Lanzhou, Yinchuan, Changzhou, Zhoushan, Huizhou, Weihai, Longyan, Guilin and Xuzhou, and the number of Mainland cities with free line tour to Taiwan has reached 47.

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

The CAAC and the NDRC jointly publish pricing guidelines from time to time, which set forth the basic airfare levels and permitted ranges. Pursuant to the current pricing guidelines, the basic airfares for most domestic routes are the published airfares implemented by Chinese airlines immediately prior to the approval of the Pricing Reform Plan. Except for certain domestic routes, the actual airfare set by each Chinese airline for its domestic routes cannot be 25% than the basic airfare. Domestic routes that are not subject to the deviation range restrictions include short-haul routes between cities in the same province or autonomous region, or between a municipality and adjacent provinces, autonomous regions or another municipality. Certain tourist routes and routes served by only one Chinese airline are not subject to the bottom range restriction. The CAAC and the NDRC will announce the routes that are not subject to the deviation range restrictions through the airfare information system known as Airtis.net. Chinese airlines may apply to the CAAC and the NDRC for exemption from the bottom range restriction for a particular route. Chinese airlines are also required to file the actual airfare they set for their domestic routes within the ranges through Airtis.net 30 days prior to its implementation.

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

 At the end of 2015, the CAAC announced the Implementation Opinion on the Reform of Mechanism of Prices and Service Fee in Civil Aviation Transport, which sets the goal to generally lift the control over the prices and service fee in competitive part of civil aviation transport by 2017, and to generally set up a basically optimized, scientific, standardized, transparent and market-oriented pricing regulatory system by 2020.

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

On March 24, 2015, the CAAC and the NDRC jointly promulgated the Notice on Adjustment of the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel in Passenger Transport of Domestic Airlines, in which they decided to increase the base price of aviation coal oil fuel form RMB4,140 per ton to RMB5,000 per ton.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards which became effective as of March 1, 2013. The CAAC amended the Management Rules on Safety Information of Civil Aviation which became effective on April 4, 2016 and required that related Chinese airlines should arrange a certain number of specialists that satisfied with special requirements to take charge of the management of safety information. The CAAC promulgated the new Administrative Provisions on Emergencies of China's Civil Aviation which became effective from April 17, 2016 and formulated the the duties and responsibilities of Chinese airlines on the prevention and emergency preparedness, prediction and early warning, emergency disposal, handling and other emergency work of civil aviation. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see "– Maintenance and Safety – Safety."

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

There are currently more than 50 Chinese airlines in mainland China, and our Company competes with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at a speed of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. The high-speed railway connecting Beijing and Shanghai commenced operations in July 2011, and has substantially affected our Beijing and Shanghai routes, as well as routes between Shanghai and Jinan, Beijing and Nanjing, Shanghai and Xuzhou, Shanghai and Tianjin and Beijing and Changzhou.

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

Regional

Our Hong Kong routes are highly competitive. The primary competitors on our Hong Kong routes are Cathay Pacific Airways ("Cathay"), and Hong Kong Dragon Airlines Limited ("Dragonair"). We currently operate approximately 22 flight routes between Chinese cities and Hong Kong. Cathay and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our Shanghai-Hong Kong, Hangzhou-Hong Kong, Nanjing-Hong Kong and Shanghai-Macau routes. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. Our Company also faces competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

Prior to 2003, there was no direct air link between mainland China and Taiwan. As such, our operations on the regional routes benefited from traffic between Hong Kong and mainland China ultimately originating in Taiwan. Following a series of limited chartered flights operated between a number of mainland Chinese cities and Taiwan, from July 2008, 36 direct flights between Taiwan and mainland China were permitted on weekends from Fridays through Mondays on a regular basis. On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service, 108 flights per week in 2008 and approximately 270 and 370 regular direct flights per week in 2009 and 2010, respectively. At the end of 2011, the two sides agreed to increase the total number of flights to 616 per week and to increase the total number of destination airports in mainland China and Taiwan to 50. At the end of 2013, the two sides agreed to increase the total number of flights to 786 per week and to increase the total number of destination airports in mainland China and Taiwan to 54. At the end of 2014, mainland China and Taiwan agreed to increase the total number of flights to 924 per week and to increase the total number of destination airports in mainland China to 65. In April 2015, the fifth batch of Mainland pilot cities was opened for individual tour to Taiwan, including Haikou, Hohhot, Lanzhou, Yinchuan, Changzhou, Zhoushan, Huizhou, Weihai, Longyan, Guilin and Xuzhou, and the number of Mainland cities with free line tour to Taiwan has reached 47.

The two sides also previously agreed to launch chartered cargo flights between two terminals in mainland China, namely, Shanghai Pudong and Guangzhou airports, and two terminals in Taiwan, namely, Taoyuan and Kaohsiung airports. Previously, a substantial number of our passengers travelled on our Hong Kong routes in order to connect flights to and/or from Taiwan. However, with the increasing availability of direct flights between mainland China and Taiwan, we may experience a significant decline in passenger traffic volumes on our Hong Kong routes and, as such, our revenues derived from operating such routes could be materially and adversely affected. We currently operate flights to Taipei from Shanghai, Nanjing, Xi'an, Kunming, Wuhan, Hefei, Nanchang, Ningbo, Taiyuan, Qingdao, Wuxi, Yancheng, Yinchuan and Lijiang. In addition, we signed a strategic framework agreement in April 2010 with China Airlines of Taiwan to cooperate on routes to and from the PRC and Taiwan. According to the Ninth Meeting of Cross-strait Air Transportation, the two sides agreed to increase the total number of flights per week in 2014. According to the Tenth Meeting of Cross-strait Air Transportation in 2015, the two sides agreed to have Changzhou and Shaoshan as two new regular passenger shipping point. We plan to establish the Changzhou-Taipei route with three flights per week. As the market is expanding for individual tourist, we aim to target our sales to these customers.

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

 To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in "Asia Miles", a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges world-wide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. See " – Marketing and Sales – SkyTeam Alliance." In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport. We facilitate joint sales by optimizing transit connection with Delta Airlines and enhanced co-operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas. In 2015, we actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three largest hubs and core markets. Based on the SkyTeam Alliance platform, we enhanced our strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network which covered the whole country and connected to the whole wide world.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 9,687 workers as maintenance and engineering personnel as of December 31, 2015. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have, over the past few years, acquired additional maintenance equipment, tools and fixtures and other assets, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

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

Since December 2014, our Company had adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. ("Eastern Technology") to explore the transformation of supporting assets to operational assets.

In 2015, Eastern Technology, our wholly-owned subsidiary engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate our centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment.

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

All of our jet passenger aircraft pilots participated in the manufacturer training and support programs sponsored by Airbus and Boeing and are required to undergo recurrent flight simulator training and to participate in a flight theory course periodically. We use flight simulators for A320, A330, A340, B737NG, B737-300, B777 aircraft at our own training facility, the training facility located in the CAAC training center or overseas training facilities.

We placed great emphasis on ensuring safe operation and will continue to do so. In 2015, we established an integrated management and control model incorporating regional management, safety audit and safety supervision to further improve our safety management and control system, and pushed ahead the establishment of the Management of Risk Control System (MORCS) to enhance safety risk prevention on an ongoing basis. We have also promoted phase 2 of the Electronic Flight Bag, focusing on technical difficulties such as operation of aboveplateau airports, and has been enhancing our research capability in flying technology, providing psychological support to our pilots and improving emergency drills to strictly implement in-flight safety requirements. In September 2015, we were granted the “Safe Flight Diamond Award”, the highest accolade for flight safety in the industry, by the CAAC.

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

In June 2014, we promulgated documents Class I to V for CEA Information Security Management System, including directions, management requirements, operation manual and recorded output documents at security level, and passed the ISO27001 (international information security standard) certificate qualification in November 2014. Our internet security policy was synchronized with the ISO27001.

In 2015, we established a routine inspection system and a contingency mechanism for its reporting website for external security breach. The data loss prevention (DLP) project was implemented and our information security management system passed the ISO27000 certification. In the future, we will further improve our security code review and management system, promote the construction of IPS at the internet portal and the information technology disaster backup centre to elevate the overall protection level on our information system security.

We did not purchase any insurance for internet security.

Fuel Supplies

Fuel costs represented approximately 23.4% of our operating expenses in 2015. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2015, we consumed approximately 5.3 million tonnes of fuel, an increase of 1.7% from 2014. Our aviation fuel expenditures in 2015 reached RMB20,312 million, representing a decrease of 32.8% from RMB30,238 million in 2014, as a result of the decrease in average price of fuel. In 2015, the average price of fuel decreased by 39.9% compared to that of 2014. We cannot assure you that fuel prices will not further fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

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

Since August 2015, we have been constructing a foreign airline service centre and examining the market-oriented operational mechanism for ground services to further explore the transformation of supporting assets into operational assets.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the "Asia Miles" frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the "Eastern Miles" program, the number of members of the frequent flyer program reached over 22.8 million in 2014. The special services hotline "95530" call center was established and came into operation in 2004. In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch "Air-Rail Pass Transportation" products. Our domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed an air-rail two-way transportation product, which has helped us broaden our customer resources.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail store owners by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. By the end of 2015, we had approximately 3.6 million new Eastern Miles members, with a total of over 26.4 million members.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2015, Eastern E-Commerce, a wholly-owned subsidiary of the Group, focused on five major business segments, including operation of e-commerce platform, non-aviation points for frequent travelers, points mall and online floating market, digital marketing and integrated non-aviation products to explore transformation resources, such as customers, points and offline contact points. The research and development plans for 32 types of integrated products in 10 categories were formulated to launch 7 types of travel-related services, such as pick-up services, valet parking and tourism services. We frequently updated our e-commerce platforms, namely our mobile application sales terminal and our official website, to continuously bring in new service functions and improve customer experience.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns and upgrading and expanding the services offered by our online sales system. In 2012, we introduced "China Eastern Mobile E", a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. In 2013, we introduced a new version of China Eastern Mobile E and increased the application of "China Eastern Mobile E" to 14 airports. In addition, we introduced “M Website”, a website portal that provides mobile flight booking, flight status and online checking services and applied several third-party payment platforms to our ticket booking system.

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

By the end of 2015, we have entered into frequent flyer and airport lounges agreements with 20 SkyTeam member airlines and implemented code-sharing programs covering 670 routes, as well as 336 routes with non-SkyTeam member airlines, which has further broadened the coverage of our route network.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer its passengers seamless transit to 1,057 destinations in 179 countries under a single plane ticket with direct luggage services as of December 31, 2015. Passengers may also enjoy the comfort of approximately 636 VIP airport lounges of SkyTeam around the world. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, our Company will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2015, Eastern Logistics tightened its cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices. In terms of traditional freight transportation operation, China Cargo Airlines Co., Ltd. streamlined its fleet scale and terminated the leases for three older freighters, thereby reducing operating costs. Route network of Shanghai hub was optimized to reduce the number of intermediate points and improve operating efficiency, thus increasing the daily utilization rate of freighters for the whole year by more than 8% as compared to last year. Layout of flight capacity was adjusted based on market demand to stabilize flight capacity for the core markets in Europe and America. Efforts have also been made to broaden sourcing channels and strengthen joint cooperation. As such, the air-freight transit volume increased by nearly 10% as compared to last year. In terms of freight transportation logistics, Eastern Logistics focused on the construction of the core logistics platform for pharmaceutical logistics and aviation equipment as well as the establishment of the transit marketing platform to perfect its thirdparty logistics solution. Distribution channels of www.eaemall.com have been expanded to construct CEA’s rapid supply chain. Through proactively expanding cooperation with cross-border e-commerce partners, the first chartered aircraft for directly imported goods purchased via cross-border e-commerce in the PRC came into service, increasing the annual revenue from crossborder logistics by approximately 32% as compared to last year.

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

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2015, we generated net revenues of approximately RMB3,296 million from our airport ground services and cargo handling and processing services, compared with RMB2,680 million and RMB2,915 million, respectively, generated from such services in 2014 and 2013.

Patents and Trademarks

We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole. In addition, we own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China. As of December 31, 2015, we own or have obtained licenses to use 58 trademarks, the number remained stable as of December 31, 2014.

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

Fleet

As of December 31, 2015, we operated a fleet of 551 aircraft, including 526 passenger aircraft, most with a seating capacity of over 100 seats, 9 freighters and 16 business aircraft held under trust. In 2015, we introduced a total of 80 aircraft of major models and a total of 42 aircraft of various models, including A340-600, B757 series and EMB-145LR retired. With the complete retirement of A340-600 and B757 series aircraft, the variety of aircraft models of our fleet has been further streamlined and the fleet structure has been made younger.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2015:

	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease	Total Number of Aircraft	Average Age (in years) (1)
Jet Passenger Aircraft:
Wide-body:
B777-300ER	9	-	9	0.8
B767	6	-	6	14.7
A330-300	11	7	18	7.4
A330-200	30	3	33	3.3
Narrow-body:
A321	48	-	48	4.5
A320	122	38	160	6.5
A319	31	4	35	3.6
B737-800	71	72	143	4.1
B737-700	55	8	63	7.0
B737-300	5	-	5	13.3
EMB 145LR(2)	6	-	6	8.7
Total Passenger Aircraft:	394	132	526	5.4

Cargo Aircraft:
B747-400F	2	1	3	8.9
B777F	-	6	6	5.2
Total Cargo Aircraft:	2	7	9	6.4
Total number of passenger aircraft and freighters	396	139	535	5.5
	No. of custody
Business Aircraft			16
Total Fleet			551

(1)	The average aircraft age is weighted by the number of available seats.

(2)	These aircrafts will retire from our Group's fleet operation and will be disposed in 2016.

Our daily average aircraft utilization rate was 10.0 hours in 2015, increasing slightly from 9.4 hours in 2014.

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the years ended December 31, 2013 and 2014:

	2013	2014
	(in hours)
Wide-body:
B777-300ER	-	10.7
B767	-	8.9
A340-600	11.8	10.5
A330-300	9.0	9.0
A330-200	14.3	13.4
A300-600	6.8	-
B767-300	9.6	-
Narrow-body:
A321	8.9	9.2
A320	9.9	9.9
A319	9.2	9.2
B737-800	10.2	10.0
B737-700	9.8	10.0
B737-300	8.6	7.0
EMB 145LR	8.1	5.7
Total Passenger Aircraft Average	9.8	9.4

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the year ended December 31, 2015:

2015
(in hours)
Jet Passenger Aircraft:
Wide-body:
B777-300ER	14.0
B767	8.5
A330-300	9.1
A330-200	13.5
Narrow-body:
A321	9.2
A320	10.0
A319	9.6
B737-800	10.1
B737-700	9.2
B737-300	6.6
Total Passenger Aircraft average	10.0

Cargo Aircraft:
B747-400F	11.8
B777F	13.7
Total Cargo Aircraft average	13.1
Total number of passenger aircraft and freighters average	10.0

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase fifty new Boeing B737 series aircraft which are expected to be delivered to the Company in stages from 2017 to 2019. On August 14, 2015, we also entered into a purchase agreement with Airbus SAS to purchase fifteen new Airbus A330 series aircraft which are expected to be delivered to the Company in stages from 2017 to 2018.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Our fleet in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2016 to 2017 are as follows:

	2016E		2017E
Model	Introduction	Retirement	Introduction	Retirement
Passenger aircraft
A320 Series	30	8	15	1
A330 Series	-	-	7	-
B777 Series	7	-	4	-
B737 Series	35	12	26	17
EMB-145LR	-	6	-	-
Total number of passenger aircraft	72	26	52	18
Freighters
B747-400F	-	-	-	1
Total number of freighters	-	-	-	1
Total	72	26	52	19

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

Operating Facilities

Our Company (including subsidiaries and branches) had operations on 95 parcels of land, occupying a total area of approximately 5.4 million square meters, as of December 31, 2015. In addition, as of December 31, 2015, our Company (including subsidiaries and branches) owned approximately 1,879 buildings with a total gross floor area of approximately 1.2 million square meters. Our Company and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings.

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

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 11.8%, from 22,538.5 ATKs in 2014 to 25,203 ATKs in 2015, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 13.2%, from 160,585.1 ASKs in 2014 to 181,792.9 ASKs in 2015. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 10.5%, from 16,122.4 RTKs in 2014 to 17,820.43 RTKs in 2015.

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

Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of our activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within us.

Revenue is recognized when it is probable that the economic benefits will flow to us and when the revenue can be measured reliably, on the following basis:

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

(vi)	Frequent flyer programs

We operate frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

(vii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate method.

Intangible assets

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform our annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognized as expenses when incurred.

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

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to profit or loss.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years	0% or 5%

Other flight equipment, including rotables	10 years	0%

Buildings	8 to 45 years	3% to 5%

Other property, plant and equipment	3 to 20 years	3% to 5%

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each financial year end. The carrying amount of an item of property, plant and equipment is written off immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amount and are recognized in the profit or loss.

Construction in progress represents buildings under construction and equipment pending for installation. This includes the costs of construction or acquisition and capitalized borrowing cost. No depreciation is provided on construction in progress until the asset is completed and ready for use.

Leases

(i) As lessee

Finance leases

Leases where we have acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then profit or loss is deferred and amortized over the period for which the asset is expected to be used.

(ii) As lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

Retirement benefits

(i) Defined contribution plans

We participate in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.

(ii) Defined benefit plan

We provide eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and

•	the date that we recognize restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. We recognize the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

•	net interest expense.

Available-for-sale investments

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale investments and are recognized on the trade-date – the date on which we commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each reporting date, the fair value is remeasured, with any resulting gain or loss being recognized directly in other comprehensive income, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

We assess at each reporting date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through the profit or loss.

Income tax

Income tax for the period comprises current and deferred tax. Income tax is recognised in profit or loss, except that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Going concern

As set out in Note 2.1 to the consolidated financial statements, our ability to continue operations depends on obtaining the necessary financing and continued operations to generate sufficient cash flows to meet our liabilities as they fall due and the capital expenditure requirements for the upcoming twelve months. In the event we are unable to obtain adequate funding, there is uncertainty as to whether we will be able to continue as a going concern. The consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

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

Revenue recognition

We recognize traffic revenues in accordance with the accounting policy stated in Note 2 to the consolidated financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

Frequent flyer program

We operate frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers' revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

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

Retirement benefits

We operate and maintain a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in Note 37 to the consolidated financial statements.

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2 to the consolidated financial statements, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of deductible tax loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

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

Depreciation of property, plant and equipment

Depreciation of components related to engine overhaul costs are based on our historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. We review the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Estimated impairment of property, plant and equipment and intangible assets

We test whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2 to the consolidated financial statements. The recoverable amount of cash generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

Impairment of goodwill

We determine whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Operating Segments

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by our chief operating decision-maker (“CODM”). Our CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The Company has one reportable operating segment, reported as "airline transportation operations." See Note 7 to our audited consolidated financial statements.

A.	Operating Results

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	82,403	85,253	88,245	90,185	93,969
Gain on fair value changes of derivative financial instruments	87	25	18	11	6
Other operating income and gains	1,062	1,833	2,725	3,685	5,269
Operating expenses	(79,288)	(82,759)	(89,412)	(87,823)	(86,619)
Operating profit	4,264	4,352	1,576	6,058	12,625
Finance income / (costs), net	561	(1,349)	576	(2,072)	(7,110)
Profit before income tax	4,932	3,137	2,217	4,113	5,667
Profit for the year attributable to the equity holders of the Company	4,661	3,072	2,373	3,410	4,537
Basic and fully diluted earnings per share (1)	0.41	0.27	0.20	0.27	0.35

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	3,861	2,512	1,995	1,355	9,080
Net current liabilities	(29,679)	(35,948)	(40,472)	(42,887)	(51,309)
Non-current assets	101,092	111,214	127,458	147,586	174,914
Long term borrowings, including current portion	(30,321)	(32,856)	(36,175)	(41,210)	(43,675)
Obligations under finance leases, including current portion	(20,261)	(21,858)	(23,135)	(38,695)	(52,399)
Total share capital and reserves attributable to the equity holders of the Company	17,132	20,207	26,902	29,974	37,411
Non-current liabilities	(52,687)	(53,530)	(58,404)	(72,928)	(83,674)
Total assets less current liabilities	71,413	75,266	86,986	104,699	123,605

(1)

The calculation of earnings per share for 2011 and 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue.

2015 Compared to 2014

Revenues

Our revenues increased by 4.2%, from RMB90,185 million in 2014 to 93,969 million in 2015. Revenues increased in our passenger business operations, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, which was partially offset by decreased revenue in our cargo and mail business operations, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2015, we transported a total of 93.8 million passengers, representing an increase of 11.9%, from 83.8 million passengers in 2014. Our total passenger traffic (as measured in RPKs) increased by 14.6%, from 127,750 million passenger-kilometers in 2014 to 146,342 million passenger-kilometers in 2015 and our total cargo and mail traffic (as measured in RFTKs) increased by 1.31%, from 4,802 million freight tonne-kilometers in 2014 to 4,865 million freight tonne-kilometers in 2015. Our average yield for our passenger operations decreased by 8.2% from RMB0.61 per passenger-kilometer in 2014 to 0.56 in 2015.

Our average yield for our cargo and mail operations decreased by 14.2%, from RMB1.55 per tonne-kilometer in 2014 to RMB1.33 per tonne-kilometer in 2015, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2014 and 2015:

			2015 vs. 2014
	Year Ended December 31,		Increase	% Increase
	2014	2015	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues	82,589	85,076	2,487	3.0
Passenger revenue	75,261	78,585	3,324	4.4
Cargo and mail revenue	7,328	6,491	(837)	(11.4)
Others (1)	7,596	8,893	1,297	17.1
Total Operating Revenue	90,185	93,969	3,784	4.2

(1)	Includes tour operations income, ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB3,324 million, or 4.4%, from RMB75,261 million in 2014 to RMB78,585 million in 2015. This increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, as well as actively seizing the opportunities brought by the international low oil prices and robust demand for outbound tourism.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 65.6% of our total passenger traffic revenues in 2015, decreased by 0.2%, from RMB51,647 million in 2014 to 51,523 million in 2015. which remained relatively stable. Compared to 2014, our domestic passenger traffic (as measured in RPKs) increased by 11.5%, from 88,191 million in 2014 to 98,304 million in 2015. The number of passengers carried on domestic routes increased by 10.4%, from 71.0 million in 2014 to 78.4 million in 2015. Our passenger-kilometers yield for domestic routes decreased by 9.8% from RMB0.61 per passenger-kilometer in 2014 to 0.55 in 2015.

 Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 4.0% of our total passenger traffic revenues in 2015, decreased by 5.6%, from RMB3,313 million in 2014 to RMB3,129 million in 2015, primarily due to the decrease in our passenger-kilometers yield for regional routes. The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by 3.1%, from 3.2 million in 2014 to 3.1 million in 2015. Our passenger-kilometers yield for regional routes decreased from RMB0.79 per passenger-kilometer in 2014 to 0.75 per passenger-kilometer in 2015.

International passenger traffic revenues, which accounted for 30.5% of our total passenger traffic revenues in 2015, increased by 17.9%, from RMB20,301 million in 2014 to RMB23,933 million in 2015. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 24.6% in 2018, from 35,191 million in 2014 to 43,848 million in 2015. The number of passengers carried on international routes increased by 28.1%, from 9.6 million in 2014 to 12.3 million in 2015. Our passenger-kilometers yield for international routes decreased slightly from RMB0.59 per passenger-kilometer in 2014 to RMB0.56 per passenger-kilometer in 2015.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 11.4%, from RMB7,328 million in 2014 to RMB6,491 million in 2015, which accounted for 7.6% of our total traffic revenues in 2015. Cargo and mail yield decreased by 14.2% from RMB1.55 in 2014 to RMB1.33 in 2015 per cargo tonne-kilometer, primarily as a result of the general slowdown and volatility of the global economy that affected cargo volumes.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 16.0% of our total cargo and mail traffic revenues in 2015, decreased from RMB1,142 million in 2014 to RMB1,036 million in 2015. This decrease was primarily due to the increased competition from other cargo carriers which resulted in decreased shipping fees and cargo and mail volume. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.27 per tonne-kilometer in 2014 to RMB1.09 per tonne-kilometer in 2015.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 5.9% of our total cargo and mail traffic revenues in 2015, slightly decreased by 14.2%, from RMB443 million in 2014 to RMB380 million in 2015. Our freight tonne-kilometers yield for regional routes decreased from RMB3.47 per tonne-kilometer in 2014 to RMB3.01 per tonne-kilometer in 2015.

International cargo and mail traffic revenues, which accounted for 78.2% of our total cargo and mail traffic revenues in 2015, decreased by 11.6%, from RMB5,743 million in 2014 to RMB5,075 million in 2015, due to decreased demand in the international cargo and mail freight market as a result of the general slowdown of the international freight market. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.55 per tonne-kilometer in 2014 to RMB1.34 per tonne-kilometer in 2015.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues increased by 17.1%, from RMB7,596 million in 2014 to 8,893 million in 2015.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2014 and 2015:

			2015 vs. 2014
	Year Ended December 31,		Increase	% Increase
	2014	2015	(Decrease)	(Decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	30,238	20,312	(9,926)	(32.8)
Takeoff and landing charges	9,440	10,851	1,411	15.0
Depreciation and amortization	9,183	10,471	1,288	14.0
Wages, salaries and benefits	11,270	16,459	5,189	46.0
Aircraft maintenance	4,453	4,304	(149)	(3.3)
Impairment charges	12	228	216	1800
Food and beverages	2,364	2,469	105	4.4
Aircraft operating lease rentals	4,502	4,254	(248)	(5.5)
Other operating lease rentals	637	812	175	27.5
Selling and marketing expenses	4,120	3,651	(469)	(11.4)
Civil aviation development fund	1,656	1,826	170	10.3
Ground services and other expenses	4,998	5,479	481	9.6
Indirect operating expenses	4,950	5,503	553	11.2
Total Operating Expense	87,823	86,619	(1,204)	(1.4)

Our total operating expenses decreased by 1.4%, from RMB87,823 million in 2014 to RMB86,619 million in 2015 primarily due to a decrease in aircraft fuel costs, selling and marketing expenses and aircraft operating lease rentals. Our total operating expenses as a percentage of our revenues decreased from 97.4% in 2014 to 92.2% in 2015.

Aircraft fuel expenses decreased by 32.8%, from RMB30,238 million in 2014 to RMB20,312 million in 2015. The decrease was primarily due to the decrease in the average price of fuel in response to general market trends. In 2015, we consumed a total of approximately 5.3 million tonnes of aviation fuel, representing an increase of 11.7% compared to 2014. In 2015, the average price of fuel decreased by 39.9% compared to that of 2014. Aircraft fuel expenses accounted for 23.5% of our total operating expenses in 2015, as compared to 34.4% in 2014.

Take-off and landing charges, which accounted for 12.5% of our total operating expenses in 2015, increased by 15.0%, from RMB9,440 million in 2014 to RMB10,851 million in 2015, primarily due to an increase in the number of and the standard of fees charged for take-off and landings.

Depreciation and amortization increased by 14.0%, from RMB9,183 million in 2014 to RMB10,471 million in 2015, primarily due to an expansion in its fleet scale and the corresponding increase in the depreciation of assets.

Wages, salaries and benefits, which accounted for 19.0% of our total operating expenses in 2015, increased by 46.0%, from RMB11,270 million in 2014 to RMB 16,459 million, primarily due to a gain on settlement in 2014 from the amendment of employee benefit policies made in 2014. Additional information regarding the changes in our retirement benefits is disclosed in Note 37 to the consolidated financial statements.

Aircraft maintenance expenses, which accounted for 5.0% of our total operating expenses in 2015, decreased by 3.3%, from RMB4,453 million in 2014 to RMB4,304 million in 2015, primarily due to a year-on-year decrease in external aircraft maintenance brought by the improvement in our own maintenance ability.

Food and beverage expenses increased by 4.4% from RMB2,364 million in 2014 to RMB2,469 million in 2015, primarily due to an increase in the number of passengers.

Aircraft operating lease rentals decreased by 5.5%, from RMB4,502 million in 2014 to RMB4,254 million in 2015, primarily due to a decrease in the number of aircraft that we operate under operating leases.

Other operating lease rentals increased by 27.5%, from RMB637 million in 2014 to RMB812 million in 2015, primarily due to an increase in leasehold properties.

Selling and marketing expenses, which accounted for 4.2% of our total operating expenses in 2015, decreased by 11.4%, from RMB4,120 million in 2014 to RMB3,651 million in 2015, primarily due to a year-on-year decrease in the handling fees of agency businesses brought by the increase in the proportion o direct sales.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 10.3%, from RMB1,656 million in 2014 to RMB1,826 million in 2015, primarily due to an increase in our miles flown in 2015.

Ground services and other expenses increased by 9.6%, from RMB4,998 million in 2014 to RMB5,479 million in 2015, primarily due to the increased volume of ground services.

Indirect operating expenses increased by 11.2%, from RMB4,950 million in 2014 to RMB5,503 million in 2015, primarily attributable to an increase in expenses following the expansion of our fleet.

Fair Value Changes of Derivative Financial Instruments

Changes in fair value of derivative financial instruments decreased from a gain of RMB11 million in 2014 to a gain of RMB6 million in 2015. The difference was mainly due to the decrease in gains arising from fair value movement of interest rate swaps contracts.

Other Operating Income and Gains

Our other operating income and gains were primarily generated from co-operation routes income. The total amount of our other operating income and gains increased by 43.0% from RMB3,685 million in 2014 to RMB5,269 million in 2015, primarily due to an increase in income from co-operation routes, income from government grants and gains from disposal of fixed assets. Other co-operation income represented income from co-operation routes granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities and other parties to encourage us to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2015, our finance income was RMB66 million, representing a decrease from RMB88 million in 2014, primarily due to a decrease in average balances of short-term bank deposits. Finance costs amounted to RMB7,176 million, representing an increase of 232.2%, primarily due to an increase in net exchange losses recognised in 2015 as a result of an appreciation of USD against RMB.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased to RMB4,537 million in 2015, or 33.0%, as compared to a net profit of RMB3,410 million in 2014. The increase is mainly due to continuous improvement of our operating abilities and the decrease of jet fuel prices.

Property, Plant and Equipment

Our Company had approximately RMB133,242 million of property, plant and equipment as of December 31, 2015, including, among other assets, aircraft, engines and flight equipment, representing a 21.8% increase from RMB109,439 million in 2014. The increase is mainly due to an increase in the number of aircrafts.

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

International passenger traffic revenues, which accounted for 27.0% of our total passenger traffic revenues in 2014, increased by 7.2%, from RMB18,945 million in 2013 to RMB20,301 million in 2014. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 4.7% in 2014, from 33,600 million in 2013 to 35,191 million in 2014. The number of passengers carried on international routes increased by 6.7%, from 9.0 million in 2013 to 9.6 million in 2014. Our passenger-kilometers yield for international routes remained relatively stable from RMB0.56 per passenger-kilometer in 2013 to RMB0.59 per passenger-kilometer in 2014.

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

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2013 and 2014:

			2014 vs. 2013
	Year Ended December 31,		Increase	% Increase
	2013	2014	(Decrease)	(Decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	30,681	30,238	(443)	(1.4)
Takeoff and landing charges	9,190	9,440	250	2.7
Depreciation and amortization	8,226	9,183	957	11.6
Wages, salaries and benefits	13,454	11,270	(2,184)	(16.2)
Aircraft maintenance	4,690	4,453	(237)	(5.0)
Impairment (charge)/reversal	186	12	(174)	(93.5)
Food and beverages	2,268	2,364	96	4.2
Aircraft operating lease rentals	4,605	4,502	(103)	(2.2)
Other operating lease rentals	679	637	(42)	(6.2)
Selling and marketing expenses	4,139	4,120	(19)	(0.5)
Civil aviation development fund	1,566	1,656	90	5.7
Ground services and other expenses	5,105	4,998	(107)	(2.1)
Indirect operating expenses	4,623	4,950	327	7.1
Total Operating Expense	89,412	87,823	(1,589)	(1.8)

Our total operating expenses decreased by 1.8%, from RMB89,412 million in 2013 to RMB87,823 million in 2014 primarily due to a decrease in aircraft fuel costs, wages, salaries and benefits. Our total operating expenses as a percentage of our revenues increased from 101.3% in 2013 to 97.4% in 2014.

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

Depreciation and amortization increased by 11.6%, from RMB8,226 in 2013 to RMB9,183 million in 2014, primarily due to the addition of new aircraft and engines by us in 2014, resulting in a greater base number for depreciation and amortization.

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

Indirect operating expenses increased by 7.1%, from RMB4,623 million in 2013 to RMB4,950 million in 2014, primarily attributable to an increase in expenses following the expansion of our fleet.

Fair Value Changes of Derivative Financial Instruments

Changes in fair value of derivative financial instruments decreased from a gain of RMB18 million in 2013 to a gain of RMB11 million in 2014. The difference was mainly due to the decrease in gains arising from fair value movement of interest rate swaps contracts, which was resulted from a decrease in the notional amount of unsettled interest rate swaps contracts.

Other Operating Income and Gains

Our other operating income and gains were primarily generated from co-operation routes income. The total amount of our other operating income and gains increased by 35.2% from RMB2,725 million in 2013 to RMB3,685 million in 2014, primarily due to an increase in income from co-operation routes 2014. Other co-operation income represented income from co-operation routes granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities and other parties to encourage us to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2014, our finance income was RMB88 million, representing a decrease from RMB2,125 million in 2013, primarily due to net exchange losses in 2014 as compared to net exchange gains in 2013. Finance costs amounted to RMB2,160 million, representing an increase of 39.4%, primarily due to an increase in interest expenses arising from borrowings and finance leases.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased to RMB3,410 million in 2014, or 43.7%, as compared to a net profit of RMB2,373 million in 2013. The increase is mainly due to continuous improvement of our operating abilities and the decrease of jet fuel prices, as well as adjustments to the retirement benefit policies of our employees

Property, Plant and Equipment

Our Company had approximately RMB109,439 million of property, plant and equipment as of December 31, 2014, including, among other assets, aircraft, engines and flight equipment, representing a 18.0% increase from RMB92,783 million in 2013.

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

As of December 31, 2013, 2014 and 2015, we had RMB1,995 million and RMB1,355 million and RMB9,080 million, respectively, in cash and cash equivalents; RMB50,600 million, RMB59,189 million and RMB66,712 million, respectively, in outstanding borrowings; and RMB383 million, RMB38 million and RMB35 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB51,309 million. As a consequence, thedirectors of the Company ("Directors") have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2015, we had total unutilized credit facilities of RMB55.17 billion from various banks. See the discussion below under "– Working Capital and Liabilities".

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

In 2015, we generated a net cash inflow from operating activities of RMB24,325 million as a result of cash generated from operations of RMB25,535 million less income tax we paid in 2015. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB23,620 million and positive changes in working capital of RMB1,915 million. The operating profit before working capital changes of RMB23,620 million was a result of the profit before income tax of RMB5,667 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB10,710 million, (ii) net foreign exchange losses of RMB5,480 and (iii) interest expenses of RMB2,075 million. Positive changes in working capital mainly consisted of (i) trade and bills payable of RMB1,629 million and (ii) other long-term liabilities of RMB1,164 million, partly offset by prepayments and other receivables of RMB2,011 million.

In 2014, we generated a net cash inflow from operating activities of RMB12,296 million as a result of cash generated from operations of RMB12,767 million less income tax we paid in 2014. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB12,665 million and positive changes in working capital of RMB102 million. The operating profit before working capital changes of RMB12,665 million was a result of the profit before income tax of RMB4,113 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB9,056 million, (ii) interest expenses of RMB1,957 million. Positive changes in working capital mainly consisted of (i) sales in advance of carriage of RMB1,491 million and (ii) other payables and accrued expenses of RMB1,024 million, partly offset by prepayments and other receivables of RMB1,314 million.

In 2013, we generated a net cash inflow from operating activities of RMB10,806 million as a result of cash generated from operations of RMB11,120 million less income tax we paid in 2013. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB9,829 million and positive changes in working capital of RMB1,291 million. The operating profit before working capital changes of RMB9,829 million was a result of the profit before income tax of RMB2,217 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB8,117 million and (ii) interest expenses of RMB1,549 million, which was partly offset by net foreign exchange gains of RMB1,976 million. Positive changes in working capital mainly consisted of (i) other payables and accruals of RMB1,539 million and (ii) restricted bank deposits and short-term bank deposits of RMB1,343 million, partly offset by prepayments and other receivables of RMB2,028 million.

Cash Flows from Investing Activities

In 2015, our net cash outflow from investing activities was RMB27,800 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB24,772 million and (ii) additions of property, plant and equipment of RMB8,609 million. These cash outflows were partly offset by (i) proceeds from disposal of assets classified as held for sale of RMB4,227 million and (ii) proceeds from disposal of property, plant and equipment of RMB1,294 million.

In 2014, our net cash outflow from investing activities was RMB24,033 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB20,067 million and (ii) additions of property, plant and equipment of RMB5,640 million. These cash outflows were partly offset by proceeds from disposal of property, plant and equipment of RMB1,623 million.

In 2013, our net cash outflow from investing activities was RMB17,028 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB17,261 million and (ii) additions of property, plant and equipment of RMB1,286 million. These cash outflows were partly offset by (i) proceeds from disposal of short-term deposits of RMB1,492 million, and (ii) proceeds from disposal of property, plant and equipment of RMB556 million.

Cash Flows from Financing Activities

In 2015, our net cash inflow from financing activities was RMB11,083 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB26,916 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB24,572 million, (iii) proceeds from issuance of short-term debentures of and RMB21,500 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB34,767 million, (ii) repayments of long-term bank loans of RMB10,540 million, and (iii) repayments of short-term debentures of RMB10,000 million.

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

In 2013, our net cash inflow from financing activities was RMB5,730 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB15,635 million, (ii) proceeds from draw down of long-term bank loans and other financial activities of RMB8,958 million, (iii) proceeds from issuance of long-term debentures and bonds of RMB6,985 million and (iv) proceeds from issuance of short-term debentures of RMB4,000 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB15,823 million, (ii) repayments of long-term bank loans of RMB9,792 million, and (iii) repayments of short-term debentures of RMB4,000 million.

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2015, our current liabilities exceeded our current assets by RMB51,309 million. In comparison, our current liabilities exceeded our current assets by RMB42,887 million as of December 31, 2014. The increase in our current liabilities in 2015 was primarily due to the increase in the current portion of borrowings. The increase in our current assets in 2015 was primarily due to an increase in cash and cash equivalents. Short-term loans outstanding totaled RMB28,676 million and RMB 38,214 as of December 31, 2014 and 2015, respectively. Long-term outstanding bank loans totaled RMB30,513 million and RMB 28,498 million as of December 31, 2014 and 2015, respectively.

As of December 31, 2015, our long-term debt to equity ratio was 0.71. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2014 and 2015 for the purpose of calculating the indebtedness of our Company, were as follows:

	As of December 31,
	2014	2015
	(RMB in millions)
Secured	27,264	27,664
Unsecured	31,925	39,048
Total	59,189	66,712

The maturity profile of interest-bearing borrowings of our Company as of December 31, 2014 and 2015 was as follows:

	As of December 31,
	2014	2015
	(RMB in millions)
Within one year	28,676	38,214
In the second year	8,801	10,306
In the third to fifth year inclusive	10,868	8,224
After the fifth year	10,844	9,968
Total	59,189	66,712

As of December 31, 2015, our interest rates relating to short-term borrowings ranged from 1.49% to 3.48%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 5.75% to 5.90%. Our bank loans are denominated in Renminbi and U.S. dollars. As of December 31, 2015, our total bank loans denominated in Renminbi amounted to RMB29,769 million, while our total bank loans denominated in U.S. dollars amounted to US$5,689 million. On March 6, 2014, our wholly-owned subsidiary EAO issued offshore CNY-denominated bonds in an amount of RMB2.5 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. Our Company guaranteed the bond issue. On May 14, 2014, EAO issued offshore CNY-denominated bonds in an amount of CNY0.8 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. Our Company guaranteed the bond issue. See Note 34 to the consolidated financial statements for more information on our borrowings.

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

Capital Expenditures

As of December 31, 2015, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB106,666 million, including approximately RMB23,781 million in 2016 and approximately RMB26,642 million in 2017, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2015:

	Total	Less Than 1 Year	1-2 Years	2-5 Years	More Than 5 Years
Long-Term Debt (1)	43,675	15,177	10,306	8,224	9,968
Capital Leases (2)	52,399	6,109	5,942	16,679	23,669
Operating Leases (3)	26,665	4,607	3,895	8,372	9,791
Unconditional Purchase Obligations (4)	106,666	23,781	26,642	44,372	11,871
Other Long-term Obligations (5)(6)	3,990	-	-	-	-
Post-retirement Benefit Obligations (5)	2,569	-	-	-	-
Deferred Tax Liabilities (5)	8	-	-	-	-
Short-term Bank Loans (7)	23,037	23,037	-	-	-
Interest Obligations	8,233	2,018	1,518	3,031	1,666
Under Finance Leases	6,429	1,268	1,159	2,504	1,498
Under Bank Loans	1,804	750	359	527	168
Fixed Rate	202	142	15	33	12
Variable Rate (8)	1,602	608	344	494	156
Total	267,242	74,729	48,303	80,678	56,965

(1)	Excludes interest.

(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.

(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.

(4)	Primarily comprise capital expenditures.

(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our Group's frequent flyer programs.

(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2015, the weighted average interest rate of our short-term bank loans was 2.57% per annum (2014: 2.42%).

(8)	For our variable rate loans, interest rates range from six month LIBOR + 0.50% to six months LIBOR + 3.75%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2015. A 25 basis points increase in the interest rate would increase interest expenses by RMB148 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial Commitments/Credit Facilities	Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(RMB in millions)
Lines of Credit	55,171	38,348	16,238	-	585
Standby Letters of Credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Total	55,171	38,348	16,238	-	585

Taxation

We had carried forward tax losses of approximately RMB2,488 million as of December 31, 2015, which can be used to set off against future taxable income between 2016 and 2020.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China's EIT Law, which was approved by the National People's Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended December 31, 2015, the corporate income tax rate applicable to the Company and these subsidiaries was 25%. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The Company and subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% , are generally subject to the PRC standard corporate income tax rate of 25% .

Inflation

In recent years, China has been experiencing increasing levels of inflation. According to the National Bureau of Statistics of China, China's overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2012, 2.6% in 2013, 2.1% in 2014, and 1.4% in 2015. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

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

Name (1)	Age	Shares Owned	Position
Liu Shaoyong	57	-	Chairman of the Board of Directors
Ma Xulun	51	-	President and Vice Chairman
Xu Zhao	47	-	Director
Gu Jiadan	59	-	Director
Li Yangmin	52	3,960 A Shares	Director and Vice President
Tang Bing	49	-	Director and Vice President
Tian Liuwen	56		Director
Ji Weidong	58	-	Independent Non-executive Director
Li Ruoshan	67	-	Independent Non-executive Director
Ma Weihua	67	-	Independent Non-executive Director
Shao Ruiqing	58		Independent Non-executive Director
Yu Faming	61	-	Chairman of the Supervisory Committee
Xi Sheng	53		Supervisor
Ba Shengji	58	-	Supervisor
Feng Jinxiong	53	-	Supervisor
Xu Haihua	54		Supervisor
Wu Yongliang	52	3,696 A Shares	Vice President and Chief Financial Officer
Feng Liang	51	-	Vice President
Sun Youwen	55	62,731 A Shares	Vice President
Wang Jian	42	-	Board Secretary and Joint Company Secretary
Sandy Ke-Yaw Liu	67		Independent Non-executive Director
Yan Taisheng	62		Supervisor

Note:

(1) Mr. Sandy Ke-Yaw Liu, due to expiry of term of office, ceased to be an independent non-executive director of the Company with effect from June 16, 2015 in accordance with the relevant requirements. Mr. Yan Taisheng, due to his retirement, ceased to be a supervisor the Company with effect from June 16, 2015 in accordance with the relevant requirements. Mr. Tian Liuwen was appointed as a director of the Company, and Mr. Shao Ruiqing was appointed as an independent non-executive director of the Company and elected as a member of the Nomination and Remuneration Committee and the Aviation Safety and Environment Committee, each with effect from June 16, 2015.

Directors

Mr. Liu Shaoyong, aged 57, is currently the Chairman of the Company and president of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president of CEA Holding, and became the Chairman of the Company since February 2009. Mr. Liu is also currently the board member of International Air Transport Association and the board member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun, aged 51, is currently the vice chairman, president and deputy party secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and vice chairman of the Company with effect from November 2011. Mr. Ma is also currently the deputy director-general of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC certified accountant.

Mr. Xu Zhao, aged 47, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Gu Jiadan, aged 59, is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd. From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu holds a master’s degree and is a senior economist.

Mr. Li Yangmin, aged 52, is currently a Director, party secretary and vice president of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Ltd. from February 2012 to January 2013. Mr. Li also served as a director of Travelsky Technology Limited. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, aged 49, is currently a Director, vice president of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of MTU Maintenance Zhuhai Co., Ltd., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, aged 56, is currently a Director, vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. He obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Ji Weidong, aged 58, is currently an independent non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his master’s and doctoral degrees in law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. Li Ruoshan, aged 67, is currently an independent non-executive Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. Ma Weihua, aged 67, is currently an independent non-executive Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Ltd. and Guotai Junan Securities Co., Ltd. and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Ltd. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Ltd, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Mr. Shao Ruiqing, aged 58, currently serves as an independent non-executive Director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce. and the independent director of China Shipping Haisheng Co.,Ltd., Shenzhen Guangju Energy Co., Ltd., Jianmin Pharmaceutical Groups Co., Ltd. and SAIC Motor Corp Ltd. Mr. Shao served as an independent non-executive Director of China Eastern Airlines Corporation Limited from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the "Supervisory Committee"), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of five supervisors.

Mr. Yu Faming, aged 61, is currently the chairman of the Supervisory Committee of the Company, and a party member of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour and Human Resources of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour and Social Security of the PRC and head of the Training and Employment Department of the Ministry of Labour and Social Security of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. From May 2011 to July 2015, he has been party member and head of party disciplinary inspection group of CEA Holding. He has been a party member of CEA Holding since July 2015. Since June 2011, he has served as the chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Xi Sheng, aged 53, is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Mr. Xi is also the council member of China Institute of Internal Audit, a member of International Institute of Internal Auditors, a committee member of international relations committee of the institute and committee of executive committee of Asia Internal Audit Organisation. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Ba Shengji, aged 58, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. Feng Jinxiong, aged 53, is currently a Supervisor and general manager of the Audit Department of the Company and a head of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been general manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

Mr. Xu Haihua, aged 54, is currently a supervisor, vice chairman of the labour union and head of the general office of the labour union of the Company. Mr. Xu joined the civil aviation industry in 1982. He served as the deputy secretary of the Party committee and secretary of the disciplinary committee of China Eastern Air Catering Investment Co., Ltd. from April 2005 to March 2010. He served as the deputy secretary of the Party committee, secretary of the disciplinary committee and chairman of the labour union of Eastern Airlines Tourism Investment (Group) Co., Ltd. from April 2010 to September 2012. He has been the head of the general office of the labour union of the Company from October 2012 to August 2014. He has been the vice chairman of the labour union of the Company and the Director of the General Office of the labour union since September 2014. He has been a supervisor of the Company since June 2015. Mr. Xu graduated from Macau International Public University majoring in business administration and obtained postgraduate qualification.

Senior Management

Mr. Wu Yongliang, aged 52, is currently a vice president and chief financial officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president and chief financial officer of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

Mr. Feng Liang, aged 51, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established in September 2006. He has served as the chief engineer of the Company since August 2010, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

Mr. Sun Youwen, aged 55, is currently the vice president of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of China Eastern Airlines Jiangsu Corporation Limited from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014. He has been a vice president of the Company since July 2014. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China, majored in aircraft driving and obtained an Executive Master of Business Administration degree from the Institute of Management of Fudan University.

Mr. Wang Jian, aged 42, is currently the Board secretary and the Head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board secretariat of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He was appointed as the Board secretary and the head of the Board secretariat of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Retired Director and Supervisor During the Reporting Period

Mr. Sandy Ke-Yaw Liu, aged 67, was an independent non-executive Director of the Company during the reporting period. He joined the civil aviation industry in Taiwan in 1969 and served in China Airlines in various capacities, including director of corporate planning, director of marketing planning in its Corporate Office in Taiwan, vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of Taiwan Mandarin Airlines, Taiwan Far Eastern Air Transport, Taiwan China Pacific Catering Service and Taiwan Taoyuan International Airport Service Company, as well as chairman of Taiwan Air Cargo Terminal. He served as the chief operating officer for the Asia region of America Expeditors International Logistics Company. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

Mr. Yan Taisheng, aged 62, was a Supervisor of the Company during the reporting period. Mr. Yan joined the civil aviation industry in 1973, and served as chief of the Board secretariat of the general office of the Company, general manager of Shanghai Civil Aviation Dong Da Industry Company and deputy head and head of the general office of the labour union of the Company. He was the vice chairman of the labour union of the Company from 2005 to May 2014, and retired on 1 June 2014. Mr. Yan graduated from East China Normal University.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2015 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB6,205,000. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2015 are as follows:

Name and Principal Position	Total
RMB'000
Directors
Liu Shaoyong*	-
Ma Xulun	401
Xu Zhao*	-
Gu Jiadan*	-
Li Yangmin	365
Tang Bing	358
Tian Liuwen***	419
Independent non-executive Directors
Sandy Ke-Yaw Liu**	72
Ji Weidong****	-
Shao Ruiqing***	60
Li Ruoshan	120
Ma Weihua	120
Supervisors
Yu Faming*	-
Xi Sheng*	-
Xu Haihua***	298
Feng Jinxiong	610
Ba Shengji*	-
Senior Management
Wu Yongliang	697
Feng Liang	723
Sun Youwen	1,283
Wang Jian	679
Total	6,205

*	These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which is in respect of their services to our Company and our subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to our Company and their services to CEA Holding.

**	Mr. Liu Keya retired during the year ended December 31, 2015.

***	These Directors and supervisors of our Company were newly appointed during the year ended December 31, 2015.

****	Mr. Ji Weidong has filed his resignation during the year ended December 31, 2015 but will fulfil his responsibility until new Director being appointed by the Board.

During the year ended December 31, 2015, no Directors or supervisors waived their compensation.

C.	Board Practices

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

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 26, 2013	June 30, 2016
Ma Xulun	Vice Chairman	June 26, 2013	June 30, 2016
	President	June 26, 2013	-

Name (1)	Position	Held Position Since	Expiration of Term
Xu Zhao	Director	June 26, 2013	June 30, 2016
Gu Jiadan	Director	June 26, 2013	June 30, 2016
Li Yangmin	Director	June 26, 2013	June 30, 2016
Tang Bing	Director	June 26, 2013	June 30, 2016
Tian Liuwen	Director Vice President	June 16, 2015 June 26, 2013	June 30, 2016 -
Ji Weidong	Independent non-executive Director	June 26, 2013	June 30, 2016
Li Ruoshan	Independent non-executive Director	June 26, 2013	June 30, 2016
Ma Weihua	Independent non-executive Director	October 29, 2013	June 30, 2016
Shao Ruiqing	Independent non-executive Director	June 16, 2015	June 30, 2016
Yu Faming	Chairman of the Supervisory Committee	June 26, 2013	June 30, 2016
Xi Sheng	Supervisor	June 26, 2013	June 30, 2016
Ba Shengji	Supervisor	June 26, 2013	June 30, 2016
Feng Jinxiong	Supervisor	June 26, 2013	June 30, 2016
Xu Haihua	Supervisor	June 16, 2015	June 30, 2016
Wu Yongliang	Vice President	June 26, 2013	June 30, 2016
	Chief Financial Officer	June 26, 2013	June 30, 2016
Feng Liang	Vice President	August 27, 2013	June 30, 2016
Sun Youwen	Vice President	March 24, 2014	June 30, 2016
Wang Jian	Board Secretary and Joint Company Secretary	June 26, 2013	June 30, 2016
Ngai Wai Fung	Joint Company Secretary	June 26, 2013	June 30, 2016

Note:

(1) Mr. Tian Liuwen was elected as a director of the Company, and Mr. Shao Ruiqing was elected as an independent non-executive director of the Company and elected as a member of the Nomination and Remuneration Committee and the Aviation Safety and Environment Committee, each with effect from June 16, 2015. Mr. Xu Haihua was elected as an employee representative supervisor of the Company with effect from June 16, 2015.

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

 Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. Our audit and risk management committee comprises Mr. Li Ruoshan, Mr. Ji Weidong and Mr. Xu Zhao as the members of the Audit and Risk Management Committee and Mr. Li Ruoshan was appointed as the chairman of the Audit and Risk Management Committee. Mr. Li Ruoshan and Mr. Ji Weidong are independent non-executive directors. Mr. Xu Zhao, although as a Director, is not an affiliate as defined under Rule10A-3, since he (i) is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of China Eastern Airlines Inc.; and (ii) is not an executive officer of either China Eastern Airlines Inc. or any of its subsidiaries and does not receive any compensation from either China Eastern Airlines Inc. or any of its subsidiaries. Therefore, Mr. Xu Zhao falls into the safe harbor created by paragraph(e)(1)(ii)(A) under Rule 10A-3 and shall be deemed not to be in “control” for purposes of the definition of “affiliate” under Rule10A-3. Our audit and risk management committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The audit and risk management committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders' meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held eight meetings in 2015.

Nominations and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the "Remuneration and Appraisal Committee"), and Mr. Zhou Ruijin was elected as the chairman of Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nominations Committee of our Company and Remuneration and Appraisal Committee to form the Nominations and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nominations and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nominations and Remuneration Committee. On April 27, 2012, we amended the Detailed Working Rules for the Nominations and Remuneration Committee, with retroactive effect from April 1, 2012. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. See the announcement furnished to the SEC on Form 6-K dated April 27, 2012. Our Nominations and Remuneration Committee comprises three members: Mr. Liu Shaoyong, the Chairman, Mr. Ma Weihua and Mr. Shao Ruiqing, both of whom are independent non-executive directors.

The Nominations and Remuneration committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders' meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nominations and Remuneration Committee, Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in 2015. The Nominations and Remuneration Committee held four meetings in 2015.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

The Planning and Development Committee comprises three members: Mr. Li Yangmin and Mr. Tang Bing both of whom are Directors, and Mr. Ji Weidong, an independent non-executive director. Mr. Li Yangminis the chairman of the committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held nine meetings in 2015.

Aviation Safety and Environment Committee

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun and Mr. Li Yangmin, both of whom are Directors, and Mr. Shao Ruiqing, an independent non-executive director. Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meeting in 2015.

D.	Employees

Our employees are members of a labor association which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2013, 2014 and 2015, respectively:

	As of December 31,
	2013	2014	2015
Pilots	5,841	6,502	6,386
Flight attendants and other aircrew staff	11,201	12,203	13,225
Maintenance personnel	10,933	10,542	10,890
Sales and marketing	3,573	3,892	3,980
Operation control	2,097	2,004	1,983
Information technology	645	670	707
Management	4,090	4,072	4,125
Ground Services and others	30,494	30,261	29,737
Total	68,874	70,146	71,033

In 2015, we organized 58 sessions of multi-tier training for a total of 3,549 participants, and activated the “Sailing Program", a training program for new management trainees incorporating closed-door training with seminars, experiential and inspiring teaching with 220 participants. In 2015, we further improved our cabin crew training system by launching MPL (Multi-Crew Pilots Licence) and ATPL (Air Transport Pilots Licence) programs as well as optimizing crew resource management (CRM) and threat and error management (TEM) capabilities.

We outsourced some of our IT services in 2015. See Note 9 and Note 37 to our audited consolidated financial statements for changes in our retirement benefits.

E.	Share Ownership

See Item 6.A and Item 6.B above.

In 2012, we implemented an H shares appreciation rights scheme, under which H shares appreciation rights were granted to the Directors and senior management on November 30, 2012 at an exercise price of HK$2.67. The H share appreciation rights granted under this scheme are valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal instalments within three years after the expiration of the lock-up period. For details, please refer to our announcements in the 6-K filed with the SEC dated August 29, 2012, October 19, 2012, November 9, 2012 and November 30, 2012.

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

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2015 by all persons who were known to us to be the beneficial owners of 5% or more of our capital stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (%)	Percent of Total Shares (%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	65.21	42.09
H Shares	CEA Holding (2)	2,626,240,000	56.37	19.99
H Shares	HKSCC Nominees Limited (3)	4,182,669,289	89.77	31.83
H Shares	Delta Air Lines(4)	465,910,000	10	3.55

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as of December 31, 2015:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.

(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(3)	Among the 4,182,669,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares

As of December 31, 2015, CEA Holding directly or indirectly held 62.08% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2015, there were 4,659,100,000 H Shares issued and outstanding. As of December 31, 2015 and April 22, 2016, there were, respectively, 43 and 42 registered holders of American depositary receipts evidencing 1,953,543 and 2,120,583 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 47 to our audited consolidated financial statements.

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

Eastern Aviation Import and Export Corporation ("EAIEC"), a 55% owned subsidiary of CEA Holding

Import and Export Agency Services

On October 15, 2010, we entered into an agreement relating to the renewal of the existing import and export agency agreement with the with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide us with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in our daily airlines operations and civil aviation business. The Import and Export Agency Renewal Agreement will be effective for a term of three years commencing from January 1, 2011 to December 31, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing import and export agency agreement with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide the Group with agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group. The Import and Export Agency Renewal Agreement is effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

For the year ended December 31, 2015, we paid handling charges to EAIEC of approximately RMB119 million. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 47(b) to our audited consolidated financial statements for more details.

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

Eastern Aviation Advertising Service Co., Ltd. ("Eastern Aviation Advertising"), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On April 29, 2008, we entered into an agreement to renew our agreement entered into with Eastern Aviation Advertising dated May 12, 2005 regarding the provision of advertising services on substantially the same terms, for an additional term of three years commencing from July 1, 2008. On October 15, 2010, we entered into an agreement relating to the renewal of the existing Advertising Services Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will, from time to time, provide us with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The advertising services renewal agreement was effective for a term of three years, commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing advertising services agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will from time to time provide the Group with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The Advertising Services Renewal Agreement is effective for a term of three years commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2015, we paid to Eastern Aviation Advertising approximately RMB24 million for advertising services.

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

On October 15, 2010, we entered into an agreement relating to the renewal of the existing Media Resources Agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which we agreed to grant Eastern Aviation Advertising and its subsidiaries exclusive rights to operate our media resources. The Media Resources Renewal Agreement was effective for a term of three years, commencing from January 1, 2011 to December 31, 2013.

On September 27, 2013, we entered into an agreement with CES Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CES Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. For the year ended December 31, 2015, Eastern Aviation Advertising paid approximately RMB26 million for media royalty fee.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing catering services agreement with the CEA Catering on substantially the same terms pursuant to which CEA Catering and the subsidiaries of CEA Catering will from time to time provide our Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of our Group. CEA Catering and its subsidiaries provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate its operation needs. The catering services renewal agreement was effective for a term of three years, commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing catering services agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs. The Catering Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on 29 October 2013 and is effective for a term of three years, commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2015, we paid approximately RMB1,058 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance, pursuant to which Eastern Finance and its subsidiaries will from time to time provide us with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of "other financial services" is not limited and different services may be provided to us as and when they are needed). The financial services renewal agreement was effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On January 16, 2013, the Company entered into a supplemental agreement with Eastern Finance to further regulate the balances of our deposits and loans with Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated October 15, 2010 remains unchanged. For details, please refer to our announcement in the 6-K filed with the SEC dated January 16, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance and CES Finance, pursuant to which Eastern Finance and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by Eastern Air Finance Entities; (ii) loan and financing services by Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed). The Financial Services Renewal Agreement was approved on the extraordinary general meeting of the Company held on October 29, 2013 and is effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

As of December 31, 2015, we had deposits amounting to RMB729 million placed with Eastern Finance, which paid interest to us at 0.35% per annum. In addition, as of December 31, 2015, our Company did not have any loans from Eastern Finance. During the year ended December 31, 2015, the weighted average interest rate on the loan was 2.07% per annum for short-term loans and 5.54% for long-term loans.

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

On October 15, 2010, the Company entered into an agreement relating to the consolidation and renewal of the existing maintenance services agreement and the existing automobile repairing services agreement on substantially the same terms with CEA Development pursuant to which CEA Development and its subsidiaries will from time to time provide certain services to the Company, including: (i) maintenance and repair services to the Company's automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of our Group; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (iv) aircraft on-board supplies. The maintenance and repair services renewal agreement was effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing maintenance and repair services agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide certain services to us, including: (a) maintenance and repair services to our aeroplanes and automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (d) aircraft on-board supplies; and (e) warehousing management (the “Maintenance and Repair Services Renewal Agreement”). Maintenance and Repair Services Renewal Agreement is effective for a term of three years commencing from January 1, 2014 to December 31, 2016. For the year ended December 31, 2015, production and maintenance services fees paid to CEA Development Entity amounted were approximately RMB110 million.

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

On April 29, 2008, we entered into an agreement to renew the property leasing agreement dated May 12, 2005 for an additional term of three years commencing July 1, 2008. Pursuant to the agreement, we renewed our lease on all properties covered by the previous property leasing agreement entered into on May 12, 2005, except that where we previously leased 81 building properties and related construction, infrastructure and facilities, we instead leased 77 building properties and related construction, infrastructure and facilities covering an aggregate floor area of approximately 452,949 square meters. In addition, CEA Holding was the only counterparty in the property leasing renewal agreement. Under the property leasing renewal agreement, our Company shoud pay annual rentals of approximately RMB55.1 million.

On October 15, 2010, the Company entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to this property leasing renewal agreement, we leased from CEA Holding, for our use in daily business operations: (i) 33 land properties owned by CEA Northwest, covering an aggregate site area of approximately 692,539 square meters primarily located in Xi'an, Xianyang and Lanzhou, with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square meters; (ii) seven land properties owned by CEA Yunnan, covering an aggregate site area of approximately 420,768 square meters primarily located in Kunming, together with a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square meters; (iii) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square meters located in Shijiazhuang; building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square meters located in Taiyuan; (iv) seven building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square meters located in Shanghai; (v) 29 guest rooms and two suites at the Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and (vi) other property facilities owned by CEA Holding and/or its subsidiaries that are leased to us from time to time for various operational needs. Under the property leasing agreement, we were required to pay annual rental payments to CEA Holding. The rentals are payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. The Property Leasing Renewal Agreement was effective for a term of three years commencing from January 1, 2011 to December 31, 2013.

On August 30, 2013, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to the Property Leasing Renewal Agreement, the Company leased from CEA Holding and its subsidiaries the following properties, for use by the Group in its daily airlines and other business operations:

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

In addition to and on the terms and conditions to be further agreed, the Company shall lease some of the properties legally owned or leased by the Group to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding. The Property Leasing Renewal Agreement is effective for a term of three years commencing from January 1, 2014 to December 31, 2016.

For the year ended December 31, 2015, we paid a rental of RMB52 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2014, bonds of our Group with an aggregate amount of RMB4.8 billion were guaranteed by CEA Holding. As of December 31, 2015, bonds of our Group guaranteed by CEA Holding were RMB4.8 billion. See Note 47(d) to our audited consolidated financial statements.

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

Both CES Finance and CES Global are wholly-owned subsidiaries of CEA Holding. The subscriptions significantly enhanced the capital structure and financial position of our Company by improving our financial position and leverage ratios, and thus strengthened the core competitiveness and risk-resistance capability of our Company. The terms and conditions of the Subscriptions are agreed after arm's length negotiations between the parties. For details, please refer to the announcement furnished to the SEC on Form 6-K dated September 24, 2012.

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

Upon the completion of the equity transfers under these connected transactions, Flight Training Company and Eastern Airlines Hotel has become wholly-owned subsidiaries of the Company. The Company is able to direct and manage Flight Training Company and Eastern Airlines Hotel in a more flexible manner, so as to ensure that they better serve the Company's requirements by providing protection and services to the air crew and to endeavor to open up external markets.

On August 22, 2012, we entered into an agreement with CEA Holding, pursuant to which we agreed to purchase and CEA Holding agreed to sell means 20% of the entire issued share capital of the China United Airlines held by CEA Holding. China United Airlines was held 80% by the Company and 20% by CEA Holding before the transaction. After the completion of the acquisition, China United Airlines has become our wholly-owned subsidiary, which enables us to manage and conduct internal integration of the Group. The terms and conditions of the acquisition were agreed after arm's length negotiations between the parties.

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

The terms and conditions of the acquisitions were agreed after arm's length negotiations between the parties. The resolution regarding considering and approving the acquisitions has been passed at the 2012 fifth regular meeting of the Board held on October 30, 2012.

Agreement in relation to Aircraft Finance Lease with CEA Leasing

On May 5, 2015, we entered into a master lease agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to us in relation to the 23 aircraft in accordance with the terms and conditions of the master lease agreement and the relevant implementation agreements. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company.

Airline Service Agreement with TravelSky Technology Limited (“TravelSky”)

On December 11, 2015, the Company entered into the Airline Service Agreement (the “Agreement”) with TravelSky in Shanghai for a term commencing from January 1, 2015 to December 31, 2016. Pursuant to the Agreement, TravelSky will provide the Group with inventory control system, computer reservation system, extended reservation services and the related products and services as well as civil aviation and commercial data network services. The Company will pay the services fee by reference to the standards set by the CAAC. The annual caps for the daily connected transactions with Travelsky of the Company in 2015 and 2016 were estimated to be RMB650 million and RMB730 million. Given that Mr. Li Yangmin, a Director and vice president of the Company is a director of Travelsky, Travelsky is the Company’s related party pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

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

Dividends and Dividend Policy

For the years ended December 31, 2010, 2011, 2012 and 2013, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB12,855 million, RMB8,039 million, RMB4,967 million and RMB2,595 million, respectively. Under PRC law, we cannot convert funds from the common reserve to increase our share capital during this period. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2014, the retained earnings of the parent company was RMB21 million as of December 31, 2014. Based on the audited financial statements of the Company under IFRS as of and for the year 2014, the accumulated loss of the parent company was RMB385 million. Pursuant to the PRC Company Law and its Articles of Association, the Company must recover its losses incurred in previous years with its profit for the year before any dividend distributions are made to its shareholders. The basis of dividend distribution of the Company is the distributable profit of the parent company, which is subject to the principle of adopting the lesser of the profit after tax under the PRC accounting standards and IFRS. As of December 31, 2014, the Company has been recording accumulated losses under IFRS. The Board recommended that no dividend be distributed for the year 2014 and no share capital of the Company be increased through capitalization of its capital reserve. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2015, the retained profits of the parent company were RMB1,680 million as of December 31, 2015. Based on the audited financial statements of the Company under IFRS as of and for the year 2015, the retained profits of the parent company were RMB1,164 million.

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus that has not yet been submitted to general meeting for voting or has been approved by shareholders’ general meeting but not yet implemented, the issuance of securities can only be proceeded after such proposals have been implemented. Given that the Company’s application for non- public issuance of A shares was approved by the CSRC in January 2016 and will expire on 5 July 2016, if the Company had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 general meeting and the non-public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Company’s non-public issuance project and long-term development would have been severely hampered.

In consideration of factors such as shareholders’ interests and the Company’s development, the profit distribution proposal recommended by the Board of the Company for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve. The profit distribution proposal of our Group for the year 2015 will be submitted to the 2015 annual general meeting for consideration. The Board of the Company also intends for, a cash dividend distribution in the interim period of the year 2016 by not less than 40% of the net profit of the Company of the year 2015 under the PRC Accounting Standards.

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

As of December 31, 2015, there were 4,659,100,000 H Shares issued and outstanding. As of December 31, 2015 and April 22, 2016, there were, respectively, 43 and 42 registered holders of American depositary receipts evidencing 1,953,543 and 2,120,583 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 8,481,078,860 domestic ordinary shares were also outstanding as of December 31, 2015.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2009 to April 22, 2016.

	Hong Kong Stock Exchange		New York Stock Exchange
	Price Per H Share (HK$)		Price Per ADS (US$)
	High	Low	High	Low
2010	5.38	2.53	58.79	23.10
2011	4.46	2.10	27.49	13.25
2012	3.20	2.19	20.66	14.03
2013	3.72	2.24	23.67	14.76
First Quarter 2013	3.72	3.14	23.67	20.15
Second Quarter 2013	3.46	2.24	22.14	14.76
Third Quarter 2013	2.73	2.29	17.69	14.97
Fourth Quarter 2013	3.27	2.47	21.18	15.96
2014	4.05	2.30	26.57	14.85
First Quarter 2014	3.04	2.42	19.60	16.02
Second Quarter 2014	2.72	2.30	17.61	14.85
Third Quarter 2014	2.72	2.38	17.55	15.22
Fourth Quarter 2014	4.05	2.54	26.57	15.63
October 2014	2.95	2.54	18.99	15.63
November 2014	3.88	3.10	24.95	19.57
December 2014	4.05	3.63	26.57	23.18
January 2015	4.08	3.60	26.98	23.68
February 2015	3.97	3.56	25.66	22.87
March 2015	2.72	2.33	32.29	22.13
April 2015	6.80	4.86	46.55	32.30
May 2015	6.38	5.02	40.31	33.92
June 2015	7.56	5.76	45.96	37.98
July 2015	7.07	4.20	49.50	32.90
August 2015	6.72	3.68	42.78	25.85
September 2015	4.70	3.61	30.14	23.29
October 2015	5.15	4.40	33.04	29.27
November 2015	5.02	4.09	31.49	27.00
December 2015	4.68	3.80	29.26	24.83
January 2016	4.43	3.58	25.55	23.77
February 2016	3.88	3.26	24.61	21.20
March 2016	4.35	3.60	27.34	23.79
April 2016 (up to April 22, 2016)	4.64	4.40	30.72	28.23

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on September 9, 2015, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).

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

Description of the Shares

As of December 31, 2015, our share capital structure was as follows: 13,140,178,860 ordinary shares of which (a) 698,865,000 A shares subject to trading moratorium, which represented 5.318% of our share capital, were held by CEA Holding and CES Finance; (b) 7,782,213,860 A shares without trading moratorium, which represented 59.225% of our share capital, were issued to investors in China; (c) 698,865,000 H shares subject to trading moratorium, which represented 5.318% of our share capital, were issued to CES Global, a wholly owned subsidiary of CEA Holding; and (d) 3,960,235,000 H shares without trading moratorium, which represented 30.138% of our share capital.

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

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis."

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

Article 157 (D): "Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company's financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company's normal operation and sustainable development.

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

The amendments to the Articles of Association are as follows:

Article 157: "The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition."

Article 157: "The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritized means of distribution to distribute profit."

Article 157(F): "Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company."

Article 157(F): "Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the cash distribution conditions under the articles of association of the Company, the Company shall implement annual cash distribution once a year in principle."

On June 26, 2014, our shareholders approved the above mentioned amendments.

On August 28, 2015, the Resolution on Amendments to Parts of the Terms of the Articles of Association was considered and approved at the seventeenth ordinary meeting of the seventh session of the Board of the Company. As authorized by the general meeting of the Company, the Board agreed to make amendments to corresponding terms in the Articles of Association in connection with the changes made to the share capital of the Company following the completion of the issue of H Shares of the Company to Delta Air Lines .

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares.”

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 13,140,178,860 shares.”

Article 21: "The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company."

Article 21: "The Company has issued a total of 13,140,178,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 64.54% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 35.46% of the total share capital of the Company."

Article 24: "The registered capital of the Company is RMB12,674,268,860."

Article 24: "The registered capital of the Company is RMB13,140,178,860."

C.	Material Contracts

For a summary of any material contracts entered into by our Company or any of our consolidated subsidiaries outside of the ordinary course of business during the last two years, see "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 7. Major Shareholders and Related Party Transactions".

In addition, we entered into the following agreements to purchase aircraft, which are filed with this Annual Report as exhibits:

•	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company.

D.	Exchange Controls

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

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as a capital asset. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. If a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from the sales of H shares effected on the Hong Kong Stock Exchange as these gains are considered to be trading gains derived from Hong Kong. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for unincorporated businesses (i.e. individuals).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2016 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "— Passive Foreign Investment Company".

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

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2016 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

If we were regarded as a PFIC, a U.S. Holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability or may be refunded to the extent they exceed such liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

Certain U.S. Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisers regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2015, the notional amount of the outstanding interest rate swap agreements was approximately US$1,466 million. The net fair value of the outstanding interest rate swap agreements gave rise to a liability of approximately US$79 million. These interest rate swap agreements will expire between 2016 and 2025. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB161 million in 2014 and RMB148 million in 2015.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2015, the notional amount and the net fair value of the outstanding currency forward contracts was approximately US$12 million and US$16 million, respectively, which will expire in 2017.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2014 and 2015, we had foreign exchange losses of RMB203 million and RMB4,987 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2015 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account (Decrease)/Increase
U.S. dollar depreciates by 1%	581
Japanese yen depreciates by 1%	2
Euro depreciates by 1%	(1)

Fuel Hedging Risk

In order to control fuel costs, we enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2015, the fair value gain as of December 31, 2015 would have increased or decreased by approximately RMB1,016 million. All crude oil option contracts signed in past years were settled before December 31, 2012.

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

For the past annual period, from January 1, 2015 to December 31, 2015, the Company received from the depositary an aggregate of US$12,054.64 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$130,191.56.

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

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young, an independent registered public accounting firm in Hong Kong, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2015, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young for the years ended December 31, 2014 and 2015, and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2014	14,500,000	—	—	—
2015	15,670,000	700,000	—	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagements were approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company's financial statements prepared under both of IFRS & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2014 and 2015.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2015 primarily consist of fees for and services provided in connection with the Company’s entering into the Master Lease Agreement with CES International Financial Leasing Corporation Limited (“CES Leasing”).

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE's corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of ten Directors.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

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

There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of two independent non-executive Directors and one non-executive Director, which also satisfies the requirement of Sections 303A.06.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors of the Company.

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

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors of the Company.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled "Report of Directors" of our 2015 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://en.ceair.com/upload/2016/4/2595942436.pdf

Item 16H.           Mine Safety Disclosures

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.         Financial Statements

Reference is made to pages F-1 to F-82.

Item 19.         Exhibits

(a)          See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)          Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on September 9, 2015 (English translation). (4)

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties. (3) (5)

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS. (3) (5)

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company. (3) (5)

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company. (3) (5)

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company. (5)(6)

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company. (5)(6)

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS. (5)(6)
4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company.(5)

8.1	List of Subsidiaries (as of April 22, 2016).

11.1	Code of Ethics (English translation).(7)

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

13.3	Letter from PricewaterhouseCoopers with respect to the disclosures under Item 16F(a).(8)

13.4	Letter from Ernst & Young Hua Ming LLP with respect to the disclosures under Item 16F(a).(6)

 Note:

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 24, 2013.

(4)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K dated September 9, 2015.

(5)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(6)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 22, 2015.

(7)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

(8)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 25, 2016

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2015, 2014 and 2013

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Eastern Airlines Corporation Limited and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 25, 2016

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). China Eastern Airlines Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Eastern Airlines Corporation Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Eastern Airlines Corporation Limited as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015 of China Eastern Airlines Corporation Limited and our report dated April 25, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 25, 2016

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

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 25, 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2014 and 2013

(Amounts in millions except for per share data)

		2015	2014	2013
	Notes	RMB million	RMB million	RMB million

Revenues	5	93,969	90,185	88,245
Other operating income and gains	6	5,269	3,685	2,725
Gain on fair value changes of derivative financial instruments	8	6	11	18

Operating expenses
Aircraft fuel		(20,312)	(30,238)	(30,681)
Take-off and landing charges		(10,851)	(9,440)	(9,190)
Depreciation and amortization		(10,471)	(9,183)	(8,226)
Wages, salaries and benefits	9	(16,459)	(11,270)	(13,454)
Aircraft maintenance		(4,304)	(4,453)	(4,690)
Impairment charges	10	(228)	(12)	(186)
Food and beverages		(2,469)	(2,364)	(2,268)
Aircraft operating lease rentals		(4,254)	(4,502)	(4,605)
Other operating lease rentals		(812)	(637)	(679)
Selling and marketing expenses		(3,651)	(4,120)	(4,139)
Civil aviation development fund		(1,826)	(1,656)	(1,566)
Ground services and other expenses		(5,479)	(4,998)	(5,105)
Indirect operating expenses		(5,503)	(4,950)	(4,623)

Total operating expenses		(86,619)	(87,823)	(89,412)

Operating profit	11	12,625	6,058	1,576
Share of results of associates	22	126	91	38
Share of results of joint ventures	23	26	36	27
Finance income	12	66	88	2,125
Finance costs	13	(7,176)	(2,160)	(1,549)

Profit before income tax		5,667	4,113	2,217
Income tax expense	14	(624)	(573)	(124)

Profit for the year		5,043	3,540	2,093

Other comprehensive income for the year

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	39	10	(11)	246
Fair value changes of available-for-sale investments, net of tax		87	13	157
Fair value changes of available-for-sale investments held by an associate, net of tax	22	7	(1)	(3)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		104	1	400

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	37	196	(333)	467

Net other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods		196	(333)	467

Other comprehensive income/(loss), net of tax		300	(332)	867

Total comprehensive income for the year		5,343	3,208	2,960

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the year ended December 31, 2015, 2014 and 2013

(Amounts in millions except for per share data)

		2015	2014	2013
	Notes	RMB million	RMB million	RMB million

Profit attributable to:
Equity holders of the Company		4,537	3,410	2,373
Non-controlling interests		506	130	(280)

Profit for the year		5,043	3,540	2,093

Total comprehensive income attributable to:
Equity holders of the Company		4,834	3,071	3,180
Non-controlling interests		509	137	(220)

Total comprehensive income for the year		5,343	3,208	2,960

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	15	0.35	0.27	0.20

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015 and 2014

(Amounts in millions except for per share data)

		December 31,	December 31,
		2015	2014
	Notes	RMB million	RMB million

Non-current assets
Intangible assets	17	11,522	11,500
Property, plant and equipment	18	133,242	109,439
Investment properties	19	294	-
Lease prepayments	20	2,094	2,206
Advanced payments on acquisition of aircraft	21	21,207	20,260
Investments in associates	22	1,543	1,086
Investments in joint ventures	23	518	505
Available-for-sale investments	24	452	433
Other non-current assets	25	3,754	1,957
Deferred tax assets	38	243	170
Derivative financial instruments	39	45	30

		174,914	147,586

Current assets
Flight equipment spare parts	26	2,056	2,259
Trade receivables	27	2,867	3,862
Prepayments and other receivables	28	8,446	6,394
Derivative financial instruments	39	-	5
Restricted bank deposits and short-term bank deposits	29	35	38
Cash and cash equivalents	30	9,080	1,355
Assets classified as held for sale	16	594	4,330

		23,078	18,243

Current liabilities
Sales in advance of carriage		5,841	5,064
Trade and bills payable	31	3,712	2,083
Other payables and accruals	32	19,057	19,215
Current portion of obligations under finance leases	33	6,109	4,596
Current portion of borrowings	34	38,214	28,676
Income tax payable		169	229
Current portion of provision for return condition checks for aircraft under operating leases	35	1,281	1,267
Derivative financial instruments	39	4	-

		74,387	61,130

Net current liabilities		(51,309)	(42,887)

Total assets less current liabilities		123,605	104,699

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2015 and 2014

(Amounts in millions except for per share data)

		December 31,	December 31,
		2015	2014
	Notes	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	33	46,290	34,099
Borrowings	34	28,498	30,513
Provision for return condition checks for aircraft under operating leases	35	2,222	2,617
Other long-term liabilities	36	3,990	2,756
Post-retirement benefit obligations	37	2,569	2,822
Deferred tax liabilities	38	8	26
Derivative financial instruments	39	97	95

		83,674	72,928

Net assets		39,931	31,771

Equity
Equity attributable to the equity holders of the Company
– Share capital	41	13,140	12,674
– Reserves	42	24,271	17,300

		37,411	29,974

Non-controlling interests		2,520	1,797

Total equity		39,931	31,771

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Retained profits/		Non-controlling	Total
	capital	reserves	(accumulated losses)	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at January 1, 2013	11,277	13,898	(4,968)	20,207	1,528	21,735

Profit/(loss) for the year	-	-	2,373	2,373	(280)	2,093
Other comprehensive income	-	807	-	807	60	867
Total comprehensive income for the year	-	807	2,373	3,180	(220)	2,960
Capital contribution by non-controlling interests in subsidiaries	-	-	-	-	406	406
Dividends paid to non-controlling interests	-	-	-	-	(19)	(19)
Acquisition of non-controlling interests in subsidiaries	-	-	-	-	(15)	(15)
Issue of shares	1,397	2,175	-	3,572	-	3,572
Others	-	(57)	-	(57)	-	(57)

Balance at December 31, 2013	12,674	16,823	(2,595)	26,902	1,680	28,582

Profit for the year	-	-	3,410	3,410	130	3,540
Other comprehensive income	-	(339)	-	(339)	7	(332)
Total comprehensive income for the year	-	(339)	3,410	3,071	137	3,208
Dividends paid to non-controlling interests	-	-	-	-	(20)	(20)
Others	-	1	-	1	-	1

Balance at December 31, 2014	12,674	16,485	815	29,974	1,797	31,771

Profit for the year	-	-	4,537	4,537	506	5,043
Other comprehensive income	-	297	-	297	3	300
Total comprehensive income for the year	-	297	4,537	4,834	509	5,343
Issue of shares (Note 41)	466	2,389	-	2,855	-	2,855
Acquisition of non-controlling interests	-	(252)	-	(252)	252	-
Dividends paid to non-controlling interests	-	-	-	-	(38)	(38)
Transfer from retained profits	-	184	(184)	-	-	-

Balance at December 31, 2015	13,140	19,103 *	5,168 *	37,411	2,520	39,931

*	These reserve accounts comprise the consolidated reserves of RMB24,271 million (2014: RMB17,300 million，2013: RMB14,228 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

(Amounts in millions except for per share data)

		2015	2014	2013
	Notes	RMB million	RMB million	RMB million

Cash flows from operating activities
Cash generated from operations	45(a)	25,535	12,767	11,120
Income tax paid		(1,210)	(471)	(314)

Net cash flows from operating activities		24,325	12,296	10,806

Cash flows from investing activities
Additions to property, plant and equipment		(8,609)	(5,640)	(1,286)
Additions to lease prepayments	20	(82)	(109)	(438)
Additions to intangible assets	17	(109)	(79)	(98)
Advanced payments on acquisition of aircraft	21	(24,772)	(20,067)	(17,261)
Proceeds from disposal of assets classified as held for sale		4,227	344	-
Proceeds from disposal of property, plant and equipment		1,294	1,623	556
Proceeds from disposal of lease payments		47	-	-
Decrease in restricted and short-term bank deposits		3	-	-
Proceeds from disposal of short term deposits		-	132	1,492
Purchase of a shareholding in a joint venture		-	(58)	-
Increase in shareholding in associates		(413)	-	-
Capital injections in associates		-	-	(237)
Acquisition of a subsidiary, net of cash acquired		-	16	(12)
Purchase of available-for-sale investments		-	(7)	(47)
Interest received		66	88	196
Dividends received		92	75	95
Proceeds from disposal of interest in an associate		-	-	12
Proceeds from disposal of interest in a subsidiary		49	-	-
Repayment of loans from an associate		372	-	-
Advances of loans to an associate		-	(369)	-
Proceeds from disposal of interests in available-for-sale investments		35	18	-

Net cash flows used in investing activities		(27,800)	(24,033)	(17,028)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2015, 2014 and 2013

(Amounts in millions except for per share data)

		2015	2014	2013
	Notes	RMB million	RMB million	RMB million

Cash flows from financing activities
Proceeds from issue of shares		2,855	-	3,572
Proceeds from draw-down of short-term bank loans		26,916	33,863	15,635
Repayments of short-term debentures		(10,000)	(4,000)	(4,000)
Repayments of short-term bank loans		(34,767)	(27,810)	(15,823)
Proceeds from issuance of short-term debentures		21,500	4,000	4,000
Proceeds from issuance of long-term debentures and bonds		-	3,300	6,985
Proceeds from government grants		-	3	13
Proceeds from draw down of long-term bank loans and other financing activities		24,572	16,971	8,958
Repayments of long-term bank loans		(10,540)	(7,451)	(9,792)
Repayments of long-term bonds		-	(2,500)	-
Principal repayments of finance lease obligations		(6,350)	(3,250)	(2,448)
Interest paid		(3,065)	(1,994)	(1,693)
Capital contribution from non-controlling interests of subsidiaries		-	-	406
Acquisition of non-controlling interests in subsidiaries		-	-	(15)
Dividends paid to non-controlling interests of subsidiaries		(38)	(20)	(68)

Net cash flows from financing activities		11,083	11,112	5,730

Net increase/(decrease) in cash and cash equivalents		7,608	(625)	(492)
Cash and cash equivalents at beginning of year		1,355	1,995	2,512
Effect of foreign exchange rate changes		117	(15)	(25)

Cash and cash equivalents
at December 31	30	9,080	1,355	1,995

1.	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on April 14, 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Receipts are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on April 25, 2016.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

	Place of incorporation/ registration and	Issued ordinary/ registered share		Percentage of equity attributable to the Company
Name	address	capital		Direct	Indirect	Principal activities
		million
China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC May 3, 1993	RMB	2,000	62.56%	-	Provision of airline services

China Eastern Airlines Wuhan Co.,Ltd. (“CEA Wuhan”)	PRC August 16, 2002	RMB	1,750	60%	-	Provision of airline services

Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC December 18, 1995	RMB	694	100%	-	Provision of flight training services

Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC March 16, 2010	RMB	500	100%	-	Provision of airline services

China Cargo Airlines Co., Ltd. (“China Cargo”)	PRC July 22, 1998	RMB	3,000	-	83%	Provision of cargo carriage service

China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC November 19, 2014	RMB	4,300	100%	-	Provision of airline maintenance services

Shanghai Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”)	PRC August 23, 2004	RMB	1,150	100%	-	Provision of cargo logistics services

Eastern Business Airlines Service Co., Ltd. (“Eastern Business Airlines Service”)	PRC September 27, 2008	RMB	50	100%	-	Provision of airlines consultation services

China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC August 2, 2011	RMB	3,662	90.36%	-	Provision of airline services

1.	CORPORATE AND GROUP INFORMATION (cont’d)

Particulars of the Company’s principal subsidiaries are as follows: (cont’d)

	Place of incorporation/ registration and	Issued ordinary/ registered share		Percentage of equity attributable to the Company
Name	address	capital		Direct	Indirect	Principal activities
		million
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong June 10, 2011	HKD	30	100%	-	Provision of import and export, investment, leasing and consultation services

China United Airlines Co., Ltd.(“China United Airlines”)	PRC September 21,1984	RMB	1,320	100%	-	Provision of airline services

Eastern Airlines Hotel Co., Ltd.	PRC March 18, 1998	RMB	70	100%	-	Provision of hotel services primarily to crew members

Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC August 29, 1992	RMB	50	100%	-	Tour operations, travel and air ticketing agency and transportation

China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC November 21, 2011	RMB	498	100%	-	Provision of R&D of technology and products in the field of aviation

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All  of the PRC- incorporated subsidiaries of the Company listed above are limited liability companies.

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicate.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2015. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;
(b)	rights arising from other contractual arrangements; and
(c)	the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described for subsidiaries above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Going concern

As at December 31, 2015, the Group’s current liabilities exceeded its current assets by approximately RMB51.31 billion. In preparing the financial statements, the Board conducts an adequate and detailed review over the Group’ s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at December 31, 2015, the Group had total unutilized credit facility amounting to approximately RMB55.17 billion from banks.

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

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised standards for the first time for the current year's financial statements.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements to IFRSs 2010–2012 Cycle	Amendments to a number of IFRSs
Annual Improvements to IFRSs 2011–2013 Cycle	Amendments to a number of IFRSs

The above new and amended standards have had no material impact on the Group.

The nature and the impact of each amendment is described below:

(a)	Amendments to IAS 19 apply to contributions from employees or third parties to defined benefit plans. The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group’s post-retirement benefit plan does not require the contributions from employees.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (cont’d)

(b)	The Annual Improvements to IFRSs 2010-2012 Cycle sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

a.	IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

b.	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: Clarifies the treatment of gross carrying amount and accumulated depreciation or amortization of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

c.	IAS 24 Related Party Disclosures: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

(c)	The Annual Improvements to IFRSs 2011-2013 Cycle sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

a.	IFRS 3 Business Combinations: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendments have had no impact on the Group.

b.	IFRS 13 Fair Value Measurement: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

c.	IAS 40 Investment Property: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as the Group did not purchase any investment properties during the year.

In addition, the Company has adopted the amendments to the Listing Rules issued by the Hong Kong Stock Exchange relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

IFRS 9	Financial Instruments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[6]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[3]
IFRS 16	Leases[4]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 7	Disclosure Initiative[2]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses[2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[1]

[1]	Effective for annual periods beginning on or after January 1, 2016
[2]	Effective for annual periods beginning on or after January 1, 2017
[3]	Effective for annual periods beginning on or after January 1, 2018
[4]	Effective for annual periods beginning on or after January 1, 2019
[5]	Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Group

[6]	No mandatory effective date yet determined

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group is currently assessing the impact of the standard.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

The amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively.

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

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2018. The Group is currently assessing the impact of the standard.

IFRS 16 set outs the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure the lessees and the lessors provide relevant information in a manner that faithfully represents those transactions. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis, and subsequently, a lessee recognizes depreciation of the right-of-use asset and interest on the lease liability. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, IFRS 16 also requires enhanced disclosures to be provided by lessors. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of the standard upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)	the materiality requirements in IAS 1;
(ii)	that specific line items in the statement of profit or loss and other comprehensive income and the statement of financial position may be disaggregated;
(iii)	that entities have flexibility as to the order in which they present the notes to financial statements; and
(iv)	that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss and other comprehensive income. The Group expects to adopt the amendments from January 1, 2016. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any significant impact on the financial position or performance of the Group upon adoption on January 1, 2016.

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, both from cash flows and non-cash changes. The amendments are mandatory for annual periods beginning on or after January 1, 2017 and are not expected to have any significant impact on the Group’s financial statements.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

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

Foreign currency translation

(i)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company's functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within ‘finance income’ or ‘finance costs’.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group’s activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following basis:

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition and sales in advance of carriage (cont’d)

(i)	Traffic revenues

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

Revenues from the provision of cargo handling are recognized when the services are rendered.

(iv)	Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized in profit or loss upon ticket sales.

(v)	Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognized when the services are rendered.

(vi)	Frequent flyer programs

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

(vii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate method.

The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to profit or loss by way of a reduced depreciation charge.

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight-line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs that meet specific recognition criteria are capitalized as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles.

All other repairs and maintenance costs are charged to profit or loss as and when incurred.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Income tax

Income tax for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Intangible assets

(i)	Goodwill

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(ii)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognized as expenses when incurred.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group;

(iii)	is a member of the key management personnel of the Group or of a parent of the Group; or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property, plant and equipment

Property, plant and equipment are recognized initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the working condition and location for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognized in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognized and charged to profit or loss.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 45 years
Other property, plant and equipment	3 to 20 years

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment (cont’d)

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each financial year end. The carrying amount of an item of property, plant and equipment is written off immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amounts and are recognized in profit or loss.

Construction in progress represents buildings under construction and equipment pending for installation. This includes the costs of construction or acquisition and capitalized borrowing cost. No depreciation is provided on construction in progress until the asset is completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	30 to 35 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognized in profit or loss in the year of the retirement or disposal.

Impairment of investments in subsidiaries, associates, joint ventures and non-financial assets

Assets that have indefinite useful lives or which are not yet available for use are not subject to amortization and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Non-current assets and disposal groups held for sale

Non-current assets and disposal of groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortization. Amortization is provided over the lease period of the land use rights on a straight-line basis.

Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realizable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active trade market. The Group’s trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is provided when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade and other receivables are impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in profit or loss. When trade and other receivables are uncollectible, they are written off against the provision account for trade and other receivables. Subsequent recoveries of amounts previously written off are credited in profit or loss.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use.

Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date in which case such borrowings are classified as non-current liabilities.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; provided that the amount can be reliably estimated.

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

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases

(i)	As lessee

Finance leases

Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortized over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortized over the period for which the asset is expected to be used.

(ii)	As lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognized on a straight-line basis over the lease term.

Retirement benefits

(i)	Defined contribution plans

The Group participates in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.

The Group also implemented an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred.

(ii)	Defined benefit plan

The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and
•	the date that the Group recognizes restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements
•	net interest expense

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; or
•	cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognized firm commitment; or
•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument's effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in profit or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognized in profit or loss.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit or loss. The changes in the fair value of the hedging instrument are also recognized in profit or loss.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in profit or loss.

Amounts recognized in other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

Current versus non-current classification

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Available-for-sale investments

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale investments and are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. At each reporting date, the fair value is remeasured, with any resulting gain or loss being recognized in other comprehensive income, except for impairment losses. When these investments are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group assesses at each reporting date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Fair value measurement

The Group measures its derivative financial instruments and listed equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combination

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or
•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

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

RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward contracts and cross currency swap to manage part of these foreign currency risks. As at December 31, 2015, the currency derivatives at notional value and cross currency swap at notional value were RMB78 million and RMB244 million, respectively. Details of foreign currency forward contracts and cross currency swap are disclosed in Note 39 to the financial statements.

The following tables detail the Group’s exposure at the reporting dates to major currency risk:

	2015
	USD	Euro	JPY
	RMB million	RMB million	RMB million

Trade and other receivables	1,684	92	16
Cash and cash equivalents	7,755	56	36
Deposits relating to aircraft under operating leases	145	-	-
Other non-current assets	322	-	-
Trade and other payables	(124)	-	(3)
Obligations under finance leases	(50,342)	-	(344)
Borrowings	(36,943)	-	-

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

Foreign currency risk (cont’d)

	2014
	USD	Euro	JPY
	RMB million	RMB million	RMB million

Trade and other receivables	1,684	97	12
Cash and cash equivalents	490	45	16
Deposits relating to aircraft under operating leases	482	-	-
Other non-current assets	46	-	-
Trade and other payables	(30)	-	(2)
Obligations under finance leases	(36,437)	-	(375)
Borrowings	(42,984)	-	-

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2015		2014
	Effect on	Effect on other	Effect on	Effect on other
	profit or loss	comprehensive	profit or loss	comprehensive
		income		income
	RMB million	RMB million	RMB million	RMB million

If the RMB (weakens) /strengthens against the US dollar	(581)/581	-	(628)/628	-
If the RMB (weakens) /strengthens against the Euro	1/(1)	-	2/(2)	-
If the RMB (weakens) /strengthens against the Japanese Yen	(2)/2	-	(4)/4	-

Interest rate risk

The Group’s interest rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 34 and 39(a) to the financial statements.

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates:

	2015	2014
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	9,080	1,355
Restricted bank deposits and short-term bank deposits	35	38
Bills payable included in trade and bills payable	(800)	-
Borrowings	(34,823)	(37,302)
Obligations under finance leases	(52,399)	(38,695)
Interest rate swap at notional amount	9,474	4,791
Cross currency swap at notional amount	244	-

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

Interest rate risk (cont’d)

	2015	2014
	RMB million	RMB million

Fixed rate instruments
Borrowings	(31,889)	(21,887)
Interest rate swap at notional amount	48	110

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2015		2014
	Effect on	Effect on other	Effect on	Effect on other
	profit or loss	comprehensive	profit or loss	comprehensive
		income		income
	RMB million	RMB million	RMB million	RMB million

Floating rate instruments	(148)	18	(161)	12

Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for approximate 23% of the Group’s operating expenses (2014: 34%).

As at December 31, 2015, the Group had no open crude oil option contracts.

For the year ended December 31, 2015, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,016 million higher/lower (2014: RMB1,512 million higher/lower).

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB752 million as at December 31, 2015 (2014: approximately RMB848 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 47(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at December 31, 2015, the Group’s net current liabilities amounted to RMB51,309 million (2014: RMB42,887 million). For the year ended December 31, 2015, the Group recorded a net cash inflow from operating activities of RMB24,325 million (2014: inflow RMB12,296 million), a net cash outflow from investing activities and financing activities of RMB16,717 million (2014: outflow RMB12,921 million), and an increase in cash and cash equivalents of RMB7,608 million (2014: decrease of RMB625 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from the PRC banks for financing future capital commitments and for working capital purposes (see Note 2.1).

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB million	RMB million	RMB million	RMB million
At December 31, 2015
Borrowings	39,794	11,067	9,477	10,873
Derivative financial instruments	4	-	58	39
Obligations under finance leases	7,377	7,101	19,183	25,167
Trade, bills and other payables	15,433	-	-	-

Total	62,608	18,168	28,718	36,079

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years
	RMB million	RMB million	RMB million	RMB million
At December 31, 2014
Borrowings	30,204	9,751	12,532	12,170
Derivative financial instruments	-	18	59	18
Obligations under finance leases	5,453	5,174	13,165	19,272
Trade, bills and other payables	14,901	-	-	-

Total	50,558	14,943	25,756	31,460

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Capital risk management

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

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at December 31, 2015 and 2014 were as follows:

	2015	2014
	RMB million	RMB million

Total liabilities	158,061	134,058
Total assets	197,992	165,829
Debt ratio	0.80	0.81

(c)	Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2015		2014
	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft held under operating leases included in other non-current assets	338	316	482	466

Financial liabilities
Long-term bank borrowings	33,386	32,880	30,925	31,914
Obligations under finance leases	52,399	50,839	38,695	38,455

Total	85,785	83,719	69,620	70,369

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, other receivables, trade and bills payable, other payables, short-term debentures, short-term bank borrowings and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to their fair values.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts, interest rate swaps, cross currency swap are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at December 31, 2015, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2015	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	16	-	16
-Interest rate swaps (Note 39(a))	-	22	-	22
-Cross currency swap (Note 39(c))	-	7	-	7
Available-for-sale investments	317	-	-	317

Total	317	45	-	362

Liabilities
Derivative financial instruments
-Interest rate swaps (Note 39(a))	-	101	-	101

As at December 31, 2014	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	27	-	27
-Interest rate swaps (Note 39(a))	-	8	-	8
Available-for-sale investments	195	-	-	195

Total	195	35	-	230

Liabilities
Derivative financial instruments
-Interest rate swaps (Note 39(a))	-	95	-	95

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments are listed A share and listed H share stock investments.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximize the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Assets and liabilities for which fair values are disclosed:

As at December 31, 2015	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	-	316	-	316

Liabilities
Long-term bank borrowings	-	32,880	-	32,880
Obligations under finance leases	-	50,839	-	50,839

Total	-	83,719	-	83,719

As at December 31, 2014	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	-	482	-	482

Liabilities
Long-term bank borrowings	-	30,925	-	30,925
Obligations under finance leases	-	38,695	-	38,695

Total	-	69,620	-	69,620

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

The Group recognizes traffic revenues in accordance with the accounting policy stated in Note 2.4 to the financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

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

The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in Note 37 to the financial statements.

(e)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in Note 2.4 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of deductible tax loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont’d)

(f)	Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

(g)	Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(h)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates, etc.

(i)	Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

5	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Traffic revenues	85,076	82,589	80,531
- Passenger	78,585	75,261	72,928
- Cargo and mail	6,491	7,328	7,603
Tour operations income	3,491	3,047	3,169
Ground service income	2,546	2,168	2,253
Cargo handling and processing income	750	512	662
Commission income	78	94	93
Others	2,028	1,775	1,537

	93,969	90,185	88,245

Note:

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT (Cai Shui [2013] No. 37) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from August 1, 2013, instead of BT.

6	OTHER OPERATING INCOME AND GAINS

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Subsidy income (Note 1)	4,131	3,627	2,369
Gain on disposal of property, plant and equipment	399	58	356
Gain on disposal of available-for-sale investments	33	-	-
Dividend income from available-for-sale investments	13	-	-
Others (Note 2)	693	-	-
	5,269	3,685	2,725

Note 1:

Subsidy income mainly represent (i) subsidies granted by various local governments based on certain amounts of tax paid; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognized for the years ended December 31, 2015, 2014 and 2013.

Note 2:

Others mainly represent (i) compensation from ticket sales agents; (ii) gain on disposal of investments in a subsidiary; and (iii) compensation from transfer of the pilots.

7	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

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

The segment results for the year ended December 31, 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	89,013	4,831	-	-	93,844
Inter-segment sales	555	468	(1,023)	-	-
Reportable segment revenue	89,568	5,299	(1,023)	-	93,844

Reportable segment profit before income tax	5,327	238	-	106	5,671

Other segment information

Depreciation and amortization	10,727	128	-	-	10,855
Impairment charges	93	1	-	134	228
Interest income	69	13	(16)	-	66
Finance expenses	1,935	270	(16)	-	2,189
Capital expenditure	37,706	591	-	-	38,297

7	SEGMENT INFORMATION (cont’d)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (cont’d).

The segment results for the year ended December 31, 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	86,031	3,715	-	-	89,746
Inter-segment sales	-	343	(343)	-	-
Reportable segment revenue	86,031	4,058	(343)	-	89,746

Reportable segment profit before income tax	3,946	32	-	142	4,120

Other segment information

Depreciation and amortization	9,604	131	-	-	9,735
Impairment charges	20	2	-	-	22
Interest income	61	27	-	-	88
Finance expenses	1,707	250	-	-	1,957
Capital expenditure	35,922	464	-	-	36,386

The segment results for the year ended December 31, 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	84,248	3,861	-	-	88,109
Inter-segment sales	-	258	(258)	-	-
Reportable segment revenue	84,248	4,119	(258)	-	88,109

Reportable segment profit before income tax	2,044	93	-	68	2,205

Other segment information

Depreciation and amortization	8,470	244	-	-	8,714
Impairment charges/(reversal)	186	(2)	-	-	184
Interest income	99	49	-	-	148
Finance expenses	1,368	180	-	-	1,548
Capital expenditure	24,756	310	-	-	25,066

The segment assets and liabilities as at December 31, 2015, 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At December 31, 2015
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

At December 31, 2014
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	-	134,055

7	SEGMENT INFORMATION (cont’d)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2015	2014	2013
	RMB million	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	61,222	60,531	59,563
Regional (Hong Kong, Macau and Taiwan)	3,569	3,799	3,911
International	29,178	25,855	24,771

Total	93,969	90,185	88,245

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Revenue
Reportable segment revenue		93,844	89,746	88,109
- Reclassification of business tax and expired sales in advance of carriage	(i)	125	521	236
- Adjustment of business combination under common control		-	(82)	(100)

Consolidated revenue		93,969	90,185	88,245

7	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (cont’d):

		2015	2014	2013
	Note	RMB million	RMB million	RMB million

Profit before income tax
Reportable segment profit		5,671	4,120	2,205
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(4)	(4)	(3)
- Adjustments of business combination under common control		-	(3)	15

Consolidated profit before income tax		5,667	4,113	2,217

		2015	2014
	Notes	RMB million	RMB million

Assets
Reportable segment assets		195,709	163,542
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	41	45
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		197,992	165,829

	2015	2014
	RMB million	RMB million

Liabilities
Reportable segment liabilities	158,058	134,055
- Others	3	3

Consolidated liabilities	158,061	134,058

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

8	GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Interest rate swap contracts (Note 39(a))	6	11	16
Others	-	-	2

	6	11	18

9	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Wages, salaries, bonus and allowances	12,917	10,853	10,489
Employee welfare and benefits	436	238	363
Pension and medical insurance (Note 37(a) & (b))	2,042	2,025	1,483
Post-retirement benefits (Note 37(c))	-	(2,906)	183
Staff housing fund (Note (a))	817	826	718
Staff housing allowances (Note (b))	247	234	218

	16,459	11,270	13,454

Notes:

(a) Staff housing fund

In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

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

(c) Emoluments of directors and supervisors

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

	2015
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	401	-	401
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	365	-	365
Tang Bing	358	-	358
Tian Liuwen****	419	-	419

Independent non-executive Directors
Liu Keya**	72	-	72
Ji Weidong*****	-	-	-
Shao Ruiqing****	60	-	60
Li Ruoshan	120	-	120
Ma Weihua	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Xu Haihua****	298	-	298
Feng Jinxiong	610	-	610
Ba Shengji*	-	-	-

Total	2,823	-	2,823

9	WAGES, SALARIES AND BENEFITS (cont’d)

(c) Emoluments of directors and supervisors (cont’d)

	2014
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	745	-	745
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	669	-	669
Tang Bing	632	-	632

Independent non-executive Directors
Liu Keya	120	-	120
Ji Weidong	120	-	120
Shao Ruiqing***	-	-	-
Li Ruoshan	120	-	120
Ma Weihua	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Feng Jinxiong	436	-	436
Yan Taisheng***	175	-	175
Ba Shengji*	-	-	-

Total	3,137	-	3,137

	2013
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	713	-	713
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	639	-	639
Tang Bing	604	-	604
Luo Zhuping******	391	-	391

Independent non-executive Directors
Liu Keya	120	-	120
Wu Xiaogen******	-	-	-
Ji Weidong	120	-	120
Shao Ruiqing	120	-	120
Li Ruoshan*******	60	-	60
Ma Weihua*******	30	-	30

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Liu Jiashun******	-	-	-
Feng Jinxiong	422	-	422
Yan Taisheng	384	-	384
Ba Shengji*******	325	-	325

Total	3,928	-	3,928

*	These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**	Mr. Liu Keya retired during the year ended December 31, 2015.

***	These directors and supervisors of the Company retired or resigned during the year ended December 31, 2014.

****	These directors and supervisors of the Company were newly appointed during the year ended December 31, 2015.

9	WAGES, SALARIES AND BENEFITS (cont’d)

(c) Emoluments of directors and supervisors (cont’d)

*****	Mr. Ji Weidong has filed his resignation during the year ended December 31, 2015 but will fulfil his responsibility until new director being appointed by the board.

******	These directors and officials of the Company retired or resigned during the year ended December 31, 2013.

*******	These directors and officials of the Company were newly appointed during the year ended December 31, 2013.

During the years ended December 31, 2015, 2014 and 2013, no directors and supervisors waived their emoluments

(d) Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2015 (2014 and 2013: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	8,104	7,817	7,393

The emoluments fell within the following bands:

	Number of individuals
	2015	2014	2013

Nil to HK$1,000,000	-	-	-
HK$1,000,001 to HK$1,500,000	-	-	-
HK$1,500,001 to HK$2,000,000	5	4	4
HK$2,000,001 to HK$2,500,000	-	1	1

	5	5	5

During the year ended December 31, 2015, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2014 and 2013: Nil).

10	IMPAIRMENT CHARGES

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Provision for/(reversal of) impairment charge of flight equipment spare parts (Note (a))	88	9	(20)
Impairment charge on assets classified as held for sale (Note (b))	-	-	50
Impairment charge on interests in associates	33	-	-
Impairment charge on available-for-sale investments	100	-	27
Reversal of impairment charge of trade and other receivables	(41)	-	-
Impairment charges on property, plant and equipment	48	3	15
Impairment charges on other long-term assets (Note (c))	-	-	114

	228	12	186

Note:

(a)	After acquisition of Shanghai Airlines Co., Ltd. in 2010, the Company has reviewed the composition of its aircraft fleet, aiming to simplify the models of aircraft and maximize operation efficiencies. In 2012, the Company has defined the main model of aircraft for future operation and signed series of contracts to dispose other models of aircraft between 2014 and 2016. As a consequence, the Company has reassessed the provision for the flight equipment spare parts in relation to the main models of aircraft and also the spare parts in relation to the aircraft to be disposed, and reversed provision of RMB20 million during the year ended December 31,2013 in accordance with the reassessment results.

(b)	In 2012, the Group entered into an agreement with a third party to dispose certain aircraft and related engines. The aircraft and engines to be sold in the next 12 months were recognized as assets classified as held for sale at December 31, 2013, and an impairment loss of approximately RMB50 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 16).

(c)	An impairment loss of approximately RMB114 million was made against other long-term assets of a subsidiary for the year ended December 31, 2013 by reference to the projected future cash flows of respective cash-generating-unit (“CGU”).

11	OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following items:

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Amortization of intangible assets	85	69	57
Depreciation of property, plant and equipment
– owned	5,350	5,688	5,914
– leased (finance leases)	4,972	3,368	2,203
Depreciation of investment properties	4	-	-
Amortization of long-term deferred assets included in other non-current assets	388	555	491
Amortization of lease prepayments	60	58	52
Consumption of flight equipment spare parts	974	712	755
Auditors’ remuneration	17	15	15

12	FINANCE INCOME

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Exchange gains, net (Note)	-	-	1,977
Interest income	66	88	148

	66	88	2,125

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

13	FINANCE COSTS

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Interest on bank borrowings	1,727	1,257	1,191
Interest relating to obligations under finance leases and post-retirement benefits	867	722	335
Interest on bonds and debentures	483	509	339
Interest relating to bills payable	128	92	75

	3,205	2,580	1,940

Exchange losses, net (Note (b))	4,987	203	-

Less: amounts capitalized into advanced payments on acquisition of aircraft (Note (a))	(1,014)	(606)	(385)
amounts capitalized into construction in progress (Note (a))	(2)	(17)	(6)

	7,176	2,160	1,549

Note:

(a)	The average interest rate used for interest capitalization was 3.09% per annum for the year ended December 31, 2015 (2014: 2.69%; 2013: 2.75%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

14	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

PRC income tax	737	484	347
Deferred taxation (Note 38)	(113)	89	(223)

	624	573	124

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%.

The Company and subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% (2014: 16.5%; 2013:16.5%), are generally subject to the PRC standard corporate income tax rate of 25% (2014: 25%; 2013: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the statutory tax rates to the effective tax rates, are as follows:

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Profit before income tax	5,667	4,113	2,217

Tax calculated at the tax rate of 25% (2014: 25%; 2013:25%)	1,417	1,028	554
Lower tax rates enacted by local authority	(156)	(41)	(42)
Share of results of associates and joint ventures	(38)	(31)	(16)
Expenses not deductible for tax	104	88	19
Effect in respect of post-retirement benefit plan	-	(560)	-
Utilization of previously unrecognized tax losses	(1)	-	(327)
Unrecognized tax losses for the year	20	86	175
Utilization of/unrecognized deductible temporary differences	(722)	3	(239)

Tax charge	624	573	124

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2015, 2014 and 2013, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,537 million (2014: RMB3,410 million; 2013: RMB2,373 million) and the weighted average number of shares of 12,818,509,000 (2014: 12,674,269,000; 2013: 12,091,881,000) in issue during the year ended December 31, 2015. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended December 31, 2015, 2014 and 2013.

16	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into several agreements with third parties to dispose certain aircraft and related engines. The aircraft and engines with an aggregate carrying amount of RMB594 million (2014: RMB4,330 million) have been recognized as assets classified as held for sale by the Group as at December 31, 2015, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

17	INTANGIBLE ASSETS

	Goodwill	Computer
	(Note)	software	Total
	RMB million	RMB million	RMB million
Cost
At January 1, 2014	11,270	495	11,765
Additions	-	79	79

At December 31, 2014	11,270	574	11,844

Additions	-	109	109
Disposals	-	(4)	(4)

At December 31, 2015	11,270	679	11,949

Accumulated amortization
At January 1, 2014	-	275	275
Charge for the year	-	69	69

At December 31, 2014	-	344	344

Charge for the year	-	85	85
Disposals	-	(2)	(2)

At December 31, 2015	-	427	427

Net book amount
At December 31, 2014	11,270	230	11,500

At December 31, 2015	11,270	252	11,522

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate applied to the cash flow projections is 13% (2014: 13%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2014: 5%), which includes the effect of inflation. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

18	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At January 1, 2015	71,456	67,571	8,236	7,001	2,116	156,380
Transfer from construction in progress	-	-	112	269	(381)	-
Transfer from advanced payments on acquisition of aircraft (Note 21)	9,615	15,224	-	-	-	24,839
Additions	3,770	6,752	57	413	929	11,921
Transfer to assets classified as held for sale	(783)	-	-	-	-	(783)
Transfer to investment properties (Note 19)	-	-	(344)	-	-	(344)
Transfer to other non-current assets	-	-	-	-	(881)	(881)
Disposals	(3,656)	(401)	(68)	(197)	(12)	(4,334)
At December 31, 2015	80,402	89,146	7,993	7,486	1,771	186,798

Accumulated depreciation
At January 1, 2015	26,804	13,253	2,013	4,430	-	46,500
Charge for the year	4,565	5,061	325	371	-	10,322
Transfer to assets classified as held for sale	(292)	-	-	-	-	(292)
Transfer to investment properties (Note 19)	-	-	(46)	-	-	(46)
Disposals	(2,882)	(393)	(26)	(104)	-	(3,405)
At December 31, 2015	28,195	17,921	2,266	4,697	-	53,079

Impairment
At January 1, 2015	326	108	-	7	-	441
Charge for the year	48	-	-	-	-	48
Disposals	(12)	-	-	-	-	(12)
At December 31, 2015	362	108	-	7	-	477

Net book amount
At December 31, 2015	51,845	71,117	5,727	2,782	1,771	133,242
At January 1, 2015	44,326	54,210	6,223	2,564	2,116	109,439

During the year, the Group recognized an impairment loss of approximately RMB48 million relating to aircraft, engines and flight equipment (2014: RMB3 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at December 31, 2015, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB29,147 million (2014: approximately RMB23,117 million) were pledged as collateral under certain loan arrangements (Note 34).

18	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At January 1, 2014	76,671	47,668	7,486	6,435	2,078	140,338
Transfer from construction in progress	19	-	814	249	(1,082)	-
Transfer from advanced payments on acquisition of aircraft (Note 21)	4,267	12,442	-	-	-	16,709
Additions	2,262	11,029	5	545	1,293	15,134
Transfer to assets classified as held for sale	(5,634)	(2,706)	-	-	-	(8,340)
Transfer to other non-current assets	-	-	-	-	(138)	(138)
Disposals	(6,129)	(862)	(69)	(228)	(35)	(7,323)
At December 31, 2014	71,456	67,571	8,236	7,001	2,116	156,380

Accumulated depreciation
At January 1, 2014	28,858	11,862	1,769	4,130	-	46,619
Charge for the year	4,919	3,368	277	492	-	9,056
Transfer to assets classified as held for sale	(2,691)	(1,319)	-	-	-	(4,010)
Disposals	(4,282)	(658)	(33)	(192)	-	(5,165)
At December 31, 2014	26,804	13,253	2,013	4,430	-	46,500

Impairment
At January 1, 2014	798	108	-	8	22	936
Charge for the year	3	-	-	-	-	3
Disposals	(475)	-	-	(1)	(22)	(498)
At December 31, 2014	326	108	-	7	-	441

Net book amount
At December 31, 2014	44,326	54,210	6,223	2,564	2,116	109,439
At January 1, 2014	47,015	35,698	5,717	2,297	2,056	92,783

19	INVESTMENT PROPERTIES

2015
RMB million

Cost
At January 1, 2015	-
Transfer from property, plant and equipment (Note 18)	344

At December 31, 2015	344

Accumulated depreciation
At January 1, 2015	-
Charge for the year	(4)
Transfer from property, plant and equipment (Note 18)	(46)

At December 31, 2015	(50)

Net book amount
At December 31, 2015	294

As of December 31, 2015, the fair value of the investment properties was RMB497,462,000 according to a valuation performed by an independent professionally qualified valuer.

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

Fair value measurement as at December 31, 2015 using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Not measured at fair value but fair value is disclosed:	RMB million	RMB million	RMB million	RMB million

Buildings	-	-	497	497

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2014: Nil).

Below is a summary of the valuation techniques used and the key inputs to the valuation of investment properties:

Range or weighted
		Significant unobservable	average
	Valuation techniques	inputs	RMB

2015

Buildings	Discounted	Estimated rental value	10.65 to 154.43
	cash flow method	(per s.q.m. and per month)
		Rent growth (p.a.)	2% to 6%
		Long term vacancy rate	0% to 5%
		Discount rate	4% to 6%

Buildings	Market comparable method	Price per s.q.m.	14,699 to 37,000

20	LEASE PREPAYMENTS

	2015	2014
	RMB million	RMB million

Cost
At January 1	2,686	2,577
Additions	82	109
Disposals	(144)	-

At December 31	2,624	2,686

Accumulated amortisation
At January 1	480	422
Charge for the year	60	58
Disposals	(10)	-

At December 31	530	480

Net book amount
At December 31	2,094	2,206

Lease prepayments represent unamortized prepayments for land use rights.

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	2015	2014
	RMB million	RMB million

At January 1	20,260	16,296
Additions	24,772	20,067
Interest capitalised (Note 13)	1,014	606
Transfer to property, plant and equipment (Note 18)	(24,839)	(16,709)

At December 31	21,207	20,260

22	INVESTMENTS IN ASSOCIATES

	2015	2014
	RMB million	RMB million

Unlisted investments, at cost	1,266	853
Share of net assets	277	233

	1,543	1,086

The movements in investments in associates were as follows:

	2015	2014
	RMB million	RMB million

At January 1	1,086	1,064
Additions	413	18
Share of results of associates	126	91
Share of revaluation on available-for-sale investments held by an associate	7	(1)
Disposal of associates	-	(18)
Provision for impairment	(33)	-
Dividend received during the year	(56)	(68)

At December 31	1,543	1,086

22	INVESTMENTS IN ASSOCIATES (cont’d)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2015		2014		2015	2014
		Million		Million

Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC December 6, 1995	RMB	2,000	RMB	500	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC November 17, 2003	RMB	350	RMB	350	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (Note)	PRC March 28, 2008	USD	40	USD	40	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC November 17, 1992	RMB	167	RMB	167	20%	20%	Provision of property development and management

Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC June 9, 1993	RMB	80	RMB	80	45%	45%	Provision of aviation equipment, spare parts purchase

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC March 4, 1986	RMB	200	RMB	200	45%	45%	Provision of aviation advertising agency services

Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC September 27, 2002	USD	7	USD	7	35%	35%	Provision of airline electronic product maintenance services

Jetstar Hong Kong Airways Ltd. (“Jetstar Hong Kong”)	Hong Kong September 4, 2012	USD	198	USD	198	33%	33%	Provision of airline services

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai P&W. Shanghai P&W has registered capital of approximately USD40 million in which the Company holds a 51% interest. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2015	2014
	RMB million	RMB million

Share of the associates’ profit for the year	126	91
Share of the associates’ other comprehensive income	7	(1)
Share of the associates’ total comprehensive income	133	90
Aggregate carrying amount of the Group’s interests in the associates	1,543	1,086

23	INVESTMENTS IN JOINT VENTURES

	2015	2014
	RMB million	RMB million

Unlisted investments, at cost	352	352
Share of net assets	166	153

	518	505

The movements in investments in joint ventures were as follows:

	2015	2014
	RMB million	RMB million

At January 1	505	433
Addition through the acquisition of a joint venture	-	58
Share of results	26	36
Dividend received during the year	(13)	(22)

At December 31	518	505

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2015		2014		2015	2014
		Million		Million

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note)	PRC September 28, 2004	USD	73	USD	73	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC December 28, 1995	USD	2	USD	2	40%	40%	Provision of spare parts repair and maintenance services

Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC May 21, 1999	RMB	10	RMB	10	41%	41%	Provision of computer systems development and maintenance services

CAE Melbourne Flight Training Pty Ltd.	Australia March 9, 2007	AUD	11	AUD	11	50%	50%	Provision of flight training services

Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC April 9, 2003	RMB	30	RMB	30	50%	50%	Provision of equipment maintenance services

23	INVESTMENTS IN JOINT VENTURES (cont’d)

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated March 10, 2003, the Company has agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2015	2014
	RMB million	RMB million

Share of the joint ventures’ profit for the year	26	36
Share of the joint ventures’ total comprehensive income	26	36
Aggregate carrying amount of the Group’s interests in the joint ventures	518	505

24	AVAILABLE-FOR-SALE INVESTMENTS

	2015	2014
	RMB million	RMB million

Listed equity investments, at fair value	317	195
Unlisted equity investments, at cost (Note)	135	238

	452	433

During the year, the gross gain in respect of the Group's available-for-sale investments recognized in other comprehensive income amounted to RMB122 million (2014: RMB18 million).

The above investments consist of investments in equity securities which were designated as available-for-sale investments and have no fixed maturity date or coupon rate.

Note:

As at December 31, 2015, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future.

25	OTHER NON-CURRENT ASSETS

	December 31,
	2015	2014
	RMB million	RMB million

Deposits relating to aircraft held under operating leases	338	482
Deferred pilot recruitment costs	1,243	1,140
Rebate receivables on aircraft acquisitions	974	132
Rental prepayment	450	-
Prepayment for acquisition of property, plant and equipment	156	-
Other long term assets	593	203

	3,754	1,957

26	FLIGHT EQUIPMENT SPARE PARTS

	December 31,
	2015	2014
	RMB million	RMB million

Flight equipment spare parts	2,597	2,924
Less: provision for spare parts	(541)	(665)

	2,056	2,259

26	FLIGHT EQUIPMENT SPARE PARTS (cont’d)

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	December 31,
	2015	2014
	RMB million	RMB million

At January 1	665	657
Accrual (Note 10)	88	9
Provision written off in relation to disposal of spare parts	(212)	(1)

At December 31	541	665

27	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	December 31,
	2015	2014
	RMB million	RMB million

Within 90 days	2,608	1,539
91 to 180 days	105	1,774
181 to 365 days	90	456
Over 365 days	280	299

	3,083	4,068
Provision for impairment of receivables	(216)	(206)

Trade receivables	2,867	3,862

Balances with related parties included in trade receivables are summarized in Note 47(c)(i).

The carrying amounts of the trade receivables approximated to their fair values.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

As at December 31, 2015, trade receivables of RMB267 million (2014: RMB262 million) were past due but not impaired. These relate to a number of independent sales agents for whom there was no recent history of default. The Group holds cash deposits of RMB540 million (2014: RMB462 million) from these agents. The aging analysis of these trade receivables was as follows:

	December 31,
	2015	2014
	RMB million	RMB million

Past due:
Within 90 days	213	161
91 to 180 days	28	40
181 to 365 days	26	61

	267	262

As at December 31, 2015, trade receivables of RMB42 million (2014: RMB155 million) were impaired and fully provided for. The remaining impaired trade receivables of RMB260 million relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered.

Movements in the Group’s provision for impairment of trade receivables were as follows:

	2015	2014
	RMB million	RMB million

At January 1	206	198
Receivables written off during the year as uncollectible	(2)	(1)
Impairment losses recognized	12	9

At December 31	216	206

27	TRADE RECEIVABLES (cont’d)

The net impacts of creation and release of provisions for impaired receivables have been included in “Reversal of impairment charge of trade and other receivables” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The carrying amounts of the Group’s trade receivables were denominated in the following currencies:

	December 31,
	2015	2014
	RMB million	RMB million
Currency
Renminbi	2,866	3,844
Japanese Yen	5	7
US Dollars	52	61
Euro	92	97
Hong Kong Dollars	-	2
Other currencies	68	57

	3,083	4,068

The maximum exposure to credit risk at the reporting date was the carrying amount of receivables shown above.

28	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2015	2014
	RMB million	RMB million

VAT recoverable	2,226	1,750
Prepaid corporate income tax	413	-
Advance to suppliers	379	540
Prepaid aircraft operating lease rentals	346	333
Dividend receivable	22	33
Rebate receivables on aircraft acquisitions	1,610	1,253
Rental deposits	278	271
Amounts due from related parties (Note 47(c)(i))	139	169
Deposits relating to aircraft held under operating leases	145	98
Others	3,127	2,239

Subtotal	8,685	6,686
Provision for impairment of other receivables	(239)	(292)

	8,446	6,394

During the year, the reversal of impairment charge in respect of recovery of rental deposits from previous years amounted to RMB53 million (2014: Nil).

29	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	December 31,
	2015	2014
	RMB million	RMB million

Bank deposits with original maturity over a year	2	4
Restricted bank deposits	33	34

	35	38

Note:
As at December 31, 2015, the deposits bore effective interest rates ranging from 0.35% to 3.50% per annum (2014: 0.35% to 3.50%).

The carrying amounts of the Group’s restricted bank deposits and short-term bank deposits were denominated in the following currency:

	December 31,
	2015	2014
	RMB million	RMB million

Renminbi	35	38

30	CASH AND CASH EQUIVALENTS

The carrying amounts of the Group’s cash and cash equivalents were denominated in the following currencies:

	December 31,
	2015	2014
	RMB million	RMB million

Renminbi	1,013	711
US Dollars	7,755	490
Euro	56	45
Japanese Yen	36	16
Hong Kong Dollars	39	23
Other currencies	181	70

	9,080	1,355

31	TRADE AND BILLS PAYABLES

The aging analysis of trade and bills payables was as follows:

	December 31,
	2015	2014
	RMB million	RMB million

Within 90 days	2,060	764
91 to 180 days	348	309
181 to 365 days	461	240
1 to 2 years	414	420
Over 2 years	429	350

	3,712	2,083

As at December 31, 2015, trade and bills payable balances included amounts due to related parties of RMB897 million (2014: RMB186 million) (Note 47(c)(ii)).

As at December 31, 2015, bills payable amounted to RMB800 million (2014: Nil).

32	OTHER PAYABLES AND ACCRUALS

	December 31,
	2015	2014
	RMB million	RMB million

Salaries, wages and benefits	3,602	2,826
Take-off and landing charges	2,302	1,661
Fuel cost	878	1,879
Expenses related to aircraft overhaul conducted	1,703	1,807
Advance from customers	1,059	841
Duties and levies payable	2,077	1,617
Other accrued operating expenses	2,255	3,777
Deposits received from ticket sales agents	841	867
Current portion of other long-term liabilities (Note 36)	515	585
Staff housing allowance	420	315
Amounts due to related parties (Note 47(c)(ii))	1,305	1,483
Current portion of post-retirement benefit obligations (Note 37(c))	181	210
Others	1,919	1,347

	19,057	19,215

33	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2015, the Group had 213 aircrafts (2014: 167 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

		Present values of		Present values of
	Minimum lease	minimum lease	Minimum lease	minimum lease
	payments	payments	payments	payments
	2015	2015	2014	2014
	RMB million	RMB million	RMB million	RMB million

Within one year	7,377	6,109	5,453	4,596
In the second year	7,101	5,942	5,174	4,411
In the third to fifth years, inclusive	19,183	16,679	13,165	11,482
After the fifth year	25,167	23,669	19,272	18,206

Total	58,828	52,399	43,064	38,695

Less: amount repayable within one year	(7,377)	(6,109)	(5,453)	(4,596)

Long-term portion	51,451	46,290	37,611	34,099

34	BORROWINGS

	December 31,
	2015	2014
	RMB million	RMB million

Non-current
Long-term bank borrowings
– secured (Note (a))	14,766	14,725
– unsecured	5,642	5,503
Guaranteed bonds (Note (b))	8,090	10,285

	28,498	30,513

Current
Current portion of long-term bank borrowings
– secured (Note (a))	2,609	2,254
– unsecured	10,369	8,443
Short-term bank borrowings
– unsecured	7,537	13,979
Short-term debentures (Note (c))	15,500	4,000
Guaranteed bonds (Note (b))	2,199	-

	38,214	28,676

Total borrowings	66,712	59,189

The borrowings are repayable as follows:

Within one year	38,214	28,676
In the second year	10,306	8,801
In the third to fifth years inclusive	8,224	10,868
After the fifth year	9,968	10,844

Total borrowings	66,712	59,189

Notes:

(a)	As at December 31, 2015, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate carrying amount of RMB29,147 million (2014: RMB23,117 million) (Note 18).

(b)	On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)).

On June 5, 2013, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.2 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.875% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on June 5, 2016. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 6, 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on March 13, 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On May 14, 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB0.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on May 14, 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

34	BORROWINGS (cont’d)

(c)	On June 26, 2015, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 3.50% per annum.

On September 25, 2015, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 270 days. The debentures bear interest at the rate of 3.30% per annum.

On October 27, 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.00% per annum.

On November 20, 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.10% per annum.

On November 27, 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 3.00% per annum.

On December 28, 2015, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.87% per annum.

On December 30, 2015, the Company issued short-term debentures with a principal of RMB1 billion and maturity of 270 days. The debentures bear interest at the rate of 2.83% per annum.

The terms of the long-term borrowings were summarized as follows:

Interest rate and final maturities		2015	2014
		RMB million	RMB million

Long-term bank borrowings

RMB denominated	interest rates ranging from 5.75% to 5.90% with final maturities through 2023 (2014: 5.54% to 5.99%)	280	420

USD denominated	interest rates ranging from 6 months libor +0.50% to 6 months libor +3.75% with final maturities through 2025 (2014: 6 months libor +0.55% to 6 months libor +5.30%)	33,106	30,505

Guaranteed bonds

RMB denominated	interest rates ranging from 3.88% to 5.05% with final maturities through 2023 (2014: 3.88% to 5.05%)	10,289	10,285

Total long-term borrowings		43,675	41,210

Short-term borrowings of the Group are repayable within one year. As at December 31, 2015, the interest rates relating to such borrowings ranged from 1.49% to 3.48% per annum (2014: 1.01% to 5.35% per annum).

The carrying amounts of the borrowings were denominated in the following currencies:

	December 31,
	2015	2014
	RMB million	RMB million

Renminbi	29,769	16,205
US Dollars	36,943	42,984

	66,712	59,189

35	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,

	2015	2014
	RMB million	RMB million

At January 1	3,884	4,217
Accrual	968	1,122
Utilisation	(1,349)	(1,455)

At December 31	3,503	3,884
Less: current portion	(1,281)	(1,267)

Long-term portion	2,222	2,617

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2015 and 2014 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases.

36	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014
	RMB million	RMB million

Fair value of unredeemed points awarded under the Group’s frequent flyer program	1,739	1,720
Long-term duties and levies payable relating to finance leases	1,713	1,120
Other long-term payables	1,053	501

	4,505	3,341
Less: current portion included in other payables and accrued expenses (Note 32)	(515)	(585)

Long-term portion	3,990	2,756

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS

(a)	Pension

The group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in this defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees in 2015. For the year ended December 31, 2015, the Group’s pension costs charged to profit or loss amounted to RMB1,479 million (2014: RMB1,492 million; 2013: RMB1,005 million).

(b)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments. For the year ended December 31, 2015, the Group’s medical insurance contributions charged to profit or loss amounted to RMB563 million (2014: RMB533 million; 2013: RMB478 million).

(c)	Post-retirement benefits

In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognized by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc.

The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2015 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (cont’d)

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2015	2014
	RMB million	RMB million

Post-retirement benefit obligations	2,750	3,032
Less: current portion	(181)	(210)

Long-term portion	2,569	2,822

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2015	2014

Discount rates for post-retirement benefits	3.30%	3.40%-4.20%
Mortality rate	China Insurance	China Insurance
	Life Mortality	Life Mortality
	Table (2000-2003). CL3	Table (2000-2003). CL3
	for Male and CL4	for Male and CL4
	for Female	for Female
Annual increase rate of medical expenses due to age	2.50%	2.50%
Annual increase rate of post-retirement medical expenses	6.50%	7.00%
Inflation rate of pension benefits	2.50%	3.00%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

		Increase/		Increase/
		(decrease) in		(decrease) in
		post-retirement		post-retirement
	Increase	benefit	Decrease	benefit
	in rate	obligation	in rate	obligation
	%	RMB million	%	RMB million
2015

Discount rate for post-retirement benefits	0.25	(86)	0.25	90

Annual increase rate of pension benefits	1.00	292	1.00	(247)
Annual increase rate of medical expenses	1.00	41	1.00	(34)

2014

Discount rate for post-retirement benefits	0.25	(88)	0.25	92

Annual increase rate of pension benefits	1.00	314	1.00	(266)
Annual increase rate of medical expenses	1.00	57	1.00	(47)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2015	2014
	RMB million	RMB million

Within the next 12 months	181	210
Between 2 and 5 years	662	820
Between 5 and 10 years	831	966
Over 10 years	2,739	3,370

Total expected payments	4,413	5,366

The average duration of the post-retirement benefit obligations at the end of 2015 was 13 years (2014: 12 years).

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (cont’d)

The movements in the post-retirement benefit obligations were as follows:

2015
		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
				included	changes in	changes in		in other
	January 1,		Net	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31,
	2015	Service cost	interest	or loss	assumptions	assumptions	adjustments	income	settled	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Defined benefit obligations/benefit liability	3,032	-	114	114	-	56	(252)	(196)	(200)	2,750

2014
		Pension cost charged/(credited) to profit or loss				Remeasurement (gains)/losses in other comprehensive income
						Actuarial	Actuarial
						changes	changes		Sub-total
					Sub-total	arising from	arising from		included
		Service cost/			included	changes in	changes in		in other
	January 1,	investment	Net		in profit	financial	demographic	Experience	comprehensive	Benefit	December 31,
	2014	income	interest	Curtailment	or loss	assumptions	assumptions	adjustments	income	settled	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Defined benefit obligations	5,941	223	294	(3,251)	(2,734)	-	407	(195)	212	(387)	3,032
Fair value of plan assets	(122)	-	-	122	122	-	-	-	-	-	-
Benefit liability	5,819	223	294	(3,129)	(2,612)	-	407	(195)	212	(387)	3,032

38	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	December 31,
	2015	2014
	RMB million	RMB million

Deferred tax assets	243	170
Deferred tax liabilities	(8)	(26)

Net deferred tax assets	235	144

Movements in the net deferred tax assets were as follows:

	2015	2014
	RMB million	RMB million

At January 1	144	360
Credited/(charged) to profit or loss (Note 14)	113	(89)
Charged to other comprehensive income	(22)	(127)

At December 31	235	144

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2015	2014
	RMB million	RMB million
Deferred tax assets:
Impairment provision for flight equipment spare parts	43	32
Impairment provision for receivables	80	23
Impairment provision for property, plant, and equipment	26	23
Derivative financial instruments	25	9
Impairment provision for available-for-sale investments	25	-
Other payables and accruals	89	183
Tax losses	133	96

	421	366

Deferred tax liabilities:
Depreciation and amortisation	(136)	(208)
Available-for-sale investments	(39)	(5)
Derivative financial instruments	(11)	(9)

	(186)	(222)

	235	144

38	DEFERRED TAXATION (cont’d)

Movements in the net deferred tax assets of the Group for the year were as follows:

			(Charged)/
	At the	(Charged)/	credited to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2015
Impairment provision for flight equipment spare parts	32	11	-	43
Impairment provision for receivables	23	57	-	80
Impairment provision for property, plant and equipment	23	3	-	26
Derivative financial instruments	9	(7)	23	25
Impairment provision for available-for-sale investments	-	25	-	25
Other payables and accruals	183	(94)	-	89
Tax losses	96	37	-	133

	366	32	23	421

Depreciation and amortization	(208)	72	-	(136)
Available-for-sale investments	(5)	-	(34)	(39)
Derivative financial instruments	(9)	9	(11)	(11)

	(222)	81	(45)	(186)

Net deferred tax assets	144	113	(22)	235

			Charged
	At the	(Charged)/	to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2014
Impairment provision for flight equipment spare parts	24	8	-	32
Impairment provision for receivables	20	3	-	23
Impairment provision for property, plant and equipment	39	(16)	-	23
Derivative financial instruments	17	(8)	-	9
Other payables and accruals	146	37	-	183
Provision for post-retirement benefits	426	(304)	(122)	-
Tax losses	-	96	-	96

	672	(184)	(122)	366

Depreciation and amortization	(295)	87	-	(208)
Available-for-sale investments	-	-	(5)	(5)
Derivative financial instruments	(17)	8	-	(9)

	(312)	95	(5)	(222)

Net deferred tax assets	360	(89)	(127)	144

38	DEFERRED TAXATION (cont’d)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	December 31,
	2015		2014
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB million	RMB million	RMB million	RMB million

Tax losses carried forward	489	1,956	473	1,891
Other deductible temporary differences	49	195	671	2,685
Total unrecognised deferred tax assets	538	2,151	1,144	4,576

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2016 and 2020.

As at December 31, 2015, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

39	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million

At December 31
Interest rate swaps (Note (a))	22	8	101	95
Forward foreign exchange contracts (Note (b))	16	27	-	-
Cross currency swap (Note (c))	7	-	-	-

Total	45	35	101	95

Less: current portion
– Interest rate swaps	-	-	(4)	-
– Forward foreign exchange	-	(5)	-	-

	-	(5)	(4)	-

Non-current portion	45	30	97	95

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the statement of financial position.

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD1,466 million (2014: USD801 million). These agreements will expire between 2016 and 2025.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015	2014	2013
	RMB million	RMB million	RMB million

Realized losses (recorded in finance costs)	(134)	(80)	(73)
Unrealized mark to market gains/(losses)
– cash flow hedges (recognized in other comprehensive income)	2	(28)	209
– fair value hedges (recognized in gain on fair value changes of derivative financial instruments)	6	11	16

	(126)	(97)	152

(b)	Foreign exchange forward contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3). The Group’s foreign exchange forward contracts for selling foreign currency (i.e., Japanese Yen) and purchasing US dollars at fixed exchange rates are accounted for as cash flow hedges. As at December 31, 2015, the notional amount of the outstanding currency forward contracts was approximately USD12 million (2014: USD39 million), which will expire in 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015	2014	2013
	RMB million	RMB million	RMB million

Realized gains/(losses) (recorded in finance income/(costs))	15	(2)	39
Unrealized mark to market (losses)/gains
– cash flow hedges (recognized in other comprehensive income)	(11)	17	37

	4	15	76

39	DERIVATIVES FINANCIAL INSTRUMENTS (cont’d)

(c)	Cross currency swap

The Group uses cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates (Note 3). The cross currency swap entered into by the Group for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As at December 31, 2015, the notional amount of the outstanding cross currency swap agreement was approximately USD38 million (2014: Nil). The agreement will expire in 2025.

Unrealized gain and loss arising from the valuation of the contract has been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015	2014
	RMB million	RMB million

Unrealized mark to market gain
– cash flow hedge (recognized in other comprehensive income)	7	-

40	FINANCIAL INSTRUMENTS BY CATEGORY

2015	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Available for sale	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets

Available-for-sale investments	-	-	-	452	452
Derivative financial instruments	-	-	45	-	45
Trade receivables	2,867	-	-	-	2,867
Other receivables	3,438	-	-	-	3,438
Restricted bank deposits and short-term bank deposits	35	-	-	-	35
Cash and cash equivalents	9,080	-	-	-	9,080
Other non-current assets	338	-	-	-	338

Total	15,758	-	45	452	16,255

2015	Loans and receivables	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial liabilities

Borrowings	66,712	-	-	-	66,712
Obligations under finance leases	52,399	-	-	-	52,399
Derivative financial instruments	-	2	99	-	101
Trade and bills payables	3,712	-	-	-	3,712
Other payables	11,721	-	-	-	11,721

Total	134,544	2	99	-	134,645

40	FINANCIAL INSTRUMENTS BY CATEGORY (cont’d)

2014	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Available for sale	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets

Available-for-sale investments	-	-	-	433	433
Derivative financial instruments	-	-	35	-	35
Trade receivables	3,862	-	-	-	3,862
Other receivables	1,313	-	-	-	1,313
Restricted bank deposits and short-term bank deposits	38	-	-	-	38
Cash and cash equivalents	1,355	-	-	-	1,355
Other non-current assets	528	-	-	-	528

Total	7,096	-	35	433	7,564

2014	Loans and receivables	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities at amortized cost	Total

	RMB million	RMB million	RMB million	RMB million	RMB million
Financial liabilities

Borrowings	59,189	-	-	-	59,189
Obligations under finance leases	38,695	-	-	-	38,695
Derivative financial instruments	-	8	87	-	95
Trade and bills payables	2,083	-	-	-	2,083
Other payables	12,818	-	-	-	12,818

Total	112,785	8	87	-	112,880

41	SHARE CAPITAL

	2015	2014
	RMB million	RMB million

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481	8,481
- Tradable shares held by CEA Holding with trading moratorium	242	242
- Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	457	457
- Tradable shares without trading moratorium	7,782	7,782

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,659	4,193
- Tradable shares held by CES Global Holdings (Hong Kong) Limited with trading moratorium	699	699
- Tradable shares held by Delta Air Lines, Inc. without trading moratorium	466	-
- Tradable shares without trading moratorium	3,494	3,494

	13,140	12,674

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

Number of
shares in issue

At January 1, 2014, December 31, 2014 and January 1, 2015	12,674
Issue of shares	466

At December 31, 2015	13,140

42	RESERVES

		Capital		Statutory
	Share	reserve	Hedging	reserve	Other	Retained profits/
	premium	(Note (a))	reserve	(Note (b))	reserves	(accumulated losses)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

At January 1, 2014	20,190	(778)	(50)	-	(2,539)	(2,595)	14,228
Unrealised losses on cash flow hedges (Note 39)	-	-	(11)	-	-	-	(11)
Fair value changes of available-for-sale investments	-	-	-	-	14	-	14
Actuarial losses on post-retirement benefit obligations	-	-	-	-	(341)	-	(341)
Profit for the year	-	-	-	-	-	3,410	3,410

At December 31, 2014	20,190	(778)	(61)	-	(2,866)	815	17,300

At January 1, 2015	20,190	(778)	(61)	-	(2,866)	815	17,300
Unrealised gains on cash flow hedges (Note 39)	-	-	10	-	-	-	10
Fair value changes of available-for-sale investments	-	-	-	-	82	-	82
Fair value changes of available-for-sale investments held by an associate	-	-	-	-	7	-	7
Actuarial gains on post-retirement benefit obligations	-	-	-	-	198	-	198
Acquisition of non-controlling Interests	(252)	-	-	-	-	-	(252)
Transfer from retained profits	-	-	-	184	-	(184)	-
Issue of shares	2,389	-	-	-	-	-	2,389
Profit for the year	-	-	-	-	-	4,537	4,537

At December 31, 2015	22,327	(778)	(51)	184	(2,579)	5,168	24,271

Notes:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(b)	Reserve funds

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

43	DISPOSAL OF A SUBSIDIARY

2015
RMB million

Net assets disposed of:
Cash and bank balances	8
Lease prepayments	137
Other payables and accruals	(137)

Gain on disposal of a subsidiary	41

49

2015
RMB million
Satisfied by:
Cash	49

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2015
RMB million

Cash consideration	49
Cash and bank balances disposed of	(8)

Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	41

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2015	2014
Percentage of equity interest held by non-controlling interests：
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%
China Cargo	17.00%	49.00%

	2015	2014
Profit/(loss) for the year allocated to non-controlling interests：	RMB million	RMB million

CEA Jiangsu	174	156
CEA Yunnan	120	31
CEA Wuhan	207	137
China Cargo	2	(160)

Dividends paid to non-controlling interests of CEA Jiangsu	37	20

Accumulated balances of non-controlling interests at the reporting dates:
CEA Jiangsu	1,104	966
CEA Yunnan	499	379
CEA Wuhan	1,074	865
China Cargo	(132)	(378)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2015	RMB million	RMB million	RMB million	RMB million

Revenue	6,431	9,518	3,486	4,325
Total expenses	5,965	8,273	2,968	4,316
Profit for the year	466	1,245	518	9
Total comprehensive income for the year	469	1,245	521	12

Current assets	2,080	2,936	2,570	1,314
Non-current assets	8,149	14,880	3,412	1,724
Current liabilities	2,444	4,565	1,307	2,875
Non-current liabilities	4,836	8,073	1,991	923

Net cash flows from operating activities	574	2,293	257	702
Net cash flows from/(used in) investing activities	74	(1,371)	(114)	(71)
Net cash flows used in financing activities	(617)	(934)	(145)	(668)
Effect of foreign exchange rate changes, net	1	14	-	1

Net increase/(decrease) in cash and cash equivalents	32	2	(2)	(36)

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (cont’d)

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
2014	RMB million	RMB million	RMB million	RMB million

Revenue	6,435	9,133	3,346	5,285
Total expenses	6,019	8,812	3,003	5,612
Profit/(loss) for the year	416	321	343	(327)
Total comprehensive income/(loss)for the year	332	321	302	(368)

Current assets	1,666	1,730	1,036	1,483
Non-current assets	6,347	10,385	3,134	1,881
Current liabilities	2,241	3,240	855	3,185
Non-current liabilities	3,192	4,941	1,153	951

Net cash flows from/(used in) operating activities	812	1,162	188	(361)
Net cash flows used in investing activities	(454)	(849)	(2)	(59)
Net cash flows (used in)/from financing activities	(402)	(541)	(152)	180
Effect of foreign exchange rate changes, net	-	(25)	-	-

Net (decrease)/increase in cash and cash equivalents	(44)	(253)	34	(240)

45	NOTES TO THE STATEMENT OF CONSOLIDATED CASH FLOWS

(a)	Cash generated from operations

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Profit before income tax	5,667	4,113	2,217
Adjustments for:
Depreciation of property, plant and equipment and amortization of other non-current assets	10,710	9,056	8,117
Amortization of intangible assets	85	69	57
Depreciation of investment properties	4	-	-
Amortization of lease prepayments	60	58	52
(Gains)/losses on disposal of property, plant and equipment	(378)	25	(316)
Gain on disposal of investments in a subsidiary	(41)	-	-
Gain on disposals of investment in associates	-	-	(9)
Gain on disposal of available-for-sale investments	(33)	-	-
Dividend income from available-for-sale investments	(13)	-	-
Share of results of associates	(126)	(91)	(38)
Share of results of joint ventures	(26)	(36)	(27)
Net foreign exchange losses/(gains)	5,480	203	(1,976)
Gain on fair value changes of derivative financial instruments	(6)	(11)	(16)
(Reversal of)/provision for post-retirement benefits	-	(2,612)	183
Impairment charges	228	22	184
Interest income	(66)	(88)	(148)
Interest expense	2,075	1,957	1,549

Operating profit before working capital changes	23,620	12,665	9,829

Changes in working capital
Flight equipment spare parts	117	(37)	(198)
Trade receivables	985	(345)	(557)
Prepayments and other receivables	(2,011)	(1,314)	(2,028)
Restricted bank deposits and short-term bank deposits	-	345	1,343
Sales in advance of carriage	777	1,491	440
Trade and bills payables	1,629	(720)	387
Other payables and accruals	(234)	1,024	1,539
Staff housing allowances	105	45	(11)
Other long-term liabilities	1,164	145	(94)
Post-retirement benefit obligations	(282)	(387)	(172)
Provision for return condition checks for aircraft under operating leases	(381)	(333)	419
Operating lease deposits	46	188	223

Cash generated from operations	25,535	12,767	11,120

(b)	Major non-cash transactions

	Year ended December 31,
	2015	2014	2013
	RMB million	RMB million	RMB million

Finance lease obligations incurred for acquisition of aircraft	21,887	19,905	4,525

46	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2015	2014
	RMB million	RMB million

Contracted for:
– Aircraft, engines and flight equipment (Note)	106,666	105,011
– Other property, plant and equipment	3,923	3,108
– Investment	-	38

	110,589	108,157

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	2015	2014
	RMB million	RMB million

Within one year	23,781	25,830
In the second year	26,642	18,249
In the third year	25,579	14,833
In the fourth year	18,793	16,119
Over four years	11,871	29,980

	106,666	105,011

The above capital commitments represent the future outflow of cash or other resources.

(b)	Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2015	2014
	RMB million	RMB million

Aircraft, engines and flight equipment
Within one year	4,308	3,818
In the second year	3,676	3,508
In the third to fifth years, inclusive	7,962	8,022
After the fifth year	8,977	8,682

	24,923	24,030

Land and buildings
Within one year	299	202
In the second year	219	164
In the third to fifth years, inclusive	410	382
After the fifth year	814	1,983

	1,742	2,731

	26,665	26,761

47	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 38.61% of the Company’s shares as at December 31, 2015 (2014: 40.03%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional approximately 19.99% and 3.48% of the Company’s shares respectively as at December 31, 2015 (2014: 20.72% and 3.61%).

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

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group

Eastern Air Finance Company	Associate of the Company
Eastern Import & Export	Associate of the Company
Shanghai P&W	Associate of the Company
Eastern Advertising	Associate of the Company
Jetstar Hong Kong	Associate of the Company
Collins Aviation	Associate of the Company
Shanghai Dongmei Air Travel Co., Ltd. (“Shanghai Dongmei”)	Associate of the Company (acquired by the Group and became a wholly-owned subsidiary in August 2014)
Wheels & Brakes	Joint venture of the Company
Technologies Aerospace	Joint venture of the Company
China Kaiya	Joint venture of the Company
Shanghai Hute	Joint venture of the Company
CEA Development Co., Ltd. (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Eastern Airlines Tourism Investment (Group) Co., Ltd. (“Eastern Tourism”)	Controlled by the same parent company
Beijing Eastern Airlines Investment Co., Ltd. (“Beijing Dongtou”)	Controlled by the same parent company (acquired by the Eastern Investment in August 2015)
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions

			Income or receipts/
		Pricing policy	(expense or payments)
		and decision	2015	2014	2013
Nature of transaction	Related party	process	RMB million	RMB million	RMB million

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits	Eastern Air Finance Company	(iv)	20	21	25

Interest income on loans	Jetstar Hong Kong	(iv)	1	10	-

Interest expense on loans	Eastern Air Finance Company	(iv)	(11)	(37)	(42)

Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei	(ii)	-	(5)	(9)

Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(119)	(120)	(105)

Repairs and maintenance expense	Wheels & Brakes	(ii)	(137)	(81)	(72)
for aircraft and engines	Technologies Aerospace	(ii)	(193)	(188)	(142)
	Shanghai P&W	(ii)	(1,717)	(1,804)	(1,660)

Supply of system services	China Kaiya	(ii)	(45)	(36)	(6)

Supply of food and beverages*	Eastern Air Catering	(i)	(1,058)	(851)	(919)
	CEA development	(i)	(38)	-	(27)
	Eastern Import & Export	(i)	(32)	-	(25)

Advertising expense*	Eastern Advertising	(ii)	(24)	(5)	(10)

Media royalty fee	Eastern Advertising	(iii)	26	16	15

Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(86)	(142)	(143)

Equipment maintenance fee	Shanghai Hute	(ii)	-	(66)	(69)
	Collins Aviation	(ii)	(26)	(46)	(33)
	CEA Development	(ii)	(24)	-	(65)

Property management and	Eastern Investment	(ii)	-	(4)	-
green maintenance expenses*	CEA Development	(ii)	(52)	-	-

Supply of hotel accommodation	Eastern Tourism	(ii)	-	(1)	-
service*	CEA Development		(39)	-	-

Land and building rental*	CEA Holding	(ii)	(52)	(50)	(59)

Acquisition of a subsidiary	Eastern Tourism	(v)	-	(32)	(12)

Disposal of a subsidiary	Eastern Investment	(v)	49	-	-

Expense on finance lease*	CES Lease Company	(ii)	(216)	-	-

Civil aviation information	TravelSky	(ii)	(454)	-	-
network services**

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions (cont’d)

(i)	The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates between contract parties.

(v)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

*	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

**	This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

47	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related parties

(i) Amounts due from related parties

	December 31,
	2015	2014
Trade receivables	RMB million	RMB million

Others	-	1

Prepayments and other receivables

Eastern Import & Export	31	123
Collins Aviation	-	16
Technologies Aerospace	5	-
China Kaiya	11	14
Beijing Dongtou	88	-
Others	4	16

	139	169

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	December 31,
	2015	2014
Trade payable and bills payables	RMB million	RMB million

Eastern Import & Export	295	112
Eastern Air Catering	37	38
Wheels & Brakes	8	-
CEA development	2	-
Collins Aviation	1	-
CEA Holding	1	-
Technologies Aerospace	5	4
TravelSky	548	-
Others	-	32

	897	186

Other payables and accruals

Eastern Import & Export	303	652
Shanghai P&W	259	255
Eastern Air Catering	253	154
CEA Holding	160	97
Collins Aviation	3	15
China Kaiya	-	12
Shanghai Hute	-	59
Technologies Aerospace	25	157
Wheels & Brakes	3	-
Jetstar Hong Kong	10	-
CEA Development	61	50
TravelSky	223	-
Others	5	32

	1,305	1,483
Obligations under finance leases

CES Lease Company	5,826	-

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

47	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related parties (cont’d)

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		December 31,
	2015	2014	2015	2014
			RMB million	RMB million

Short-term deposits (included in cash and cash equivalents) “Eastern Air Finance Company”	0.35%	0.35%	729	369

Short-term borrowings (included in borrowings) “Eastern Air Finance Company”	2.07%	2.26%	-	73

Long-term borrowings (included in borrowings) “Eastern Air Finance Company”	5.54%	5.73%	-	125

Loans(Note) (included in prepayments and other receivables) “Jetstar Hong Kong”	1 month libor+3.44%	1 month libor+3.44%	-	369

Note:	In July 2014, Eastern Air Overseas signed a loan contract with Jetstar Hong Kong, an associate of the Company. According to the contract, Eastern Air Overseas offered a loan of USD60 million at the market interest rate to Jetstar Hong Kong. The principal of the loan was repaid on April 30, 2015.

(d)	Guarantees by holding company

As at December 31, 2015, bonds of the Group guaranteed by CEA Holding amounted to RMB4.8 billion (2014: RMB4.8 billion) (Note 34(b)).

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analyzed as below:

	2015	2014	2013
	RMB million	RMB million	RMB million

Directors and supervisors (Note 9(a))	3	3	4
Senior management	3	3	3

	6	6	7

48	EVENTS AFTER THE REPORTING PERIOD

In January 2016, the Group received the approval from China Securities Regulatory Commission regarding the non-public issuance of not more than 2,329,192,546 A Shares.

On January 18, 2016, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 90 days. The debentures bear interest at the rate of 2.5% per annum.

On January 20, 2016, the Company issued short-term debentures with a principal of RMB2.0 billion and maturity of 90 days. The debentures bear interest at the rate of 2.5% per annum.

On March 24, 2016, the Company issued short-term debentures with a principal of RMB3.0 billion and maturity of 270 days. The debentures bear interest at the rate of 2.4% per annum.

The Board of the Group also intends, for mid-2016, a cash dividend distribution of not less than 40% of the net profit of the Company for the year 2015 under domestic accounting principles.

On April 8, 2016, the Company issued short-term debentures with a principal of RMB 3.0 billion and maturity of 259 days. The debentures bear interest at the rate of 2.5 % per annum.

On April 13, 2016, the Company issued short-term debentures with a principal of RMB 3.0 billion and maturity of 90 days. The debentures bear interest at the rate of 2.35 % per annum.

On April 14, 2016, the Company issued short-term debentures with a principal of RMB 3.0 billion and maturity of 180 days. The debentures bear interest at the rate of 2.55 % per annum.

On April 20, 2016, the Company issued short-term debentures with a principal of RMB 3.0 billion and maturity of 270 days. The debentures bear interest at the rate of 2.80 % per annum.

49	DIVIDENDS

The Board has not recommended any dividend for the years ended December 31, 2015, 2014 and 2013.

50	COMPARATIVE AMOUNTS

As further explained in note 2.2 to the financial statements, due to the implementation of the Hong Kong Companies Ordinance (Cap. 622) during the current year, the presentation and disclosures of certain items in the financial statements have been revised to comply with the new requirements.