Form 20-F
period 2016-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2017-04-27
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, 9,808,485,682 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,659,100,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

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

Large Accelerated Filer☐	Accelerated Filer ☒	Non-Accelerated Filer☐	Emerging Growth Companies ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

In this Annual Report, the term "we", "us", "our", "our/the Company", or "our Group" refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term "CEA Holding" refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

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

The words or phrases "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "potential", "predict", "project", "seek", "should", "will", "would", and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	changes in political, economic, legal and social conditions in China;

•	any changes in the regulatory policies of the CAAC;

•	the development of the high-speed rail network in the PRC;

•	fluctuations of interest rates and foreign exchange rates;

•	the availability of qualified flight personnel and airport facilities;

•	the effects of competition on the demand for and price of our services;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where we operate.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo yield (revenue per cargo tonne-kilometer)	revenue from cargo operations divided by cargo tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Pursuant to U.S. Securities and Exchange Commission (“SEC” or “Securities and Exchange Commission”) Release 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP" eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or the IASB, and no longer provide a reconciliation between IFRSs and U.S. GAAP.

Our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this Annual Report on Form 20-F have been prepared in accordance with IFRSs.

We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this Annual Report. Ernst & Young, our current independent registered public accounting firm in Hong Kong, has issued an unqualified auditors’ report on our consolidated statement of financial position as of December 31, 2014, 2015 and 2016 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2015 and 2016. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2014, 2015 and 2016 and the selected financial data from the consolidated financial position as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2013 and the selected financial data from the consolidated financial position as of December 31, 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in the PRC. The selected financial data from the consolidated income statements for the years ended December 31, 2012 and the selected financial data from the balance sheets as of December 31, 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by PricewaterhouseCoopers, an independent registered public accounting firm in Hong Kong.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and selected consolidated statements of financial position data as of December 31, 2012, 2013, 2014, 2015 and 2016 that were prepared under IFRSs. The selected financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	85,253	88,245	90,185	93,969	98,904
Gain on fair value changes of derivative financial instruments	25	18	11	6	2
Other operating income and gains	1,833	2,725	3,685	5,269	5,469
Operating expenses	(82,759)	(89,412)	(87,823)	(86,619)	(91,889)
Operating profit	4,352	1,576	6,058	12,625	12,486
Finance income / (costs), net	(1,349)	576	(2,072)	(7,110)	(6,176)
Profit before income tax	3,137	2,217	4,113	5,667	6,497
Profit for the year attributable to the equity holders of the Company	3,072	2,373	3,410	4,537	4,498
Basic and fully diluted earnings per share (1)	0.27	0.20	0.27	0.35	0.33
Basic and fully diluted earnings per ADS	13.62	9.81	13.45	17.5	16.5

(1)	The calculation of earnings per share for 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	2,512	1,995	1,355	9,080	1,695
Net current liabilities	(35,948)	(40,472)	(42,887)	(51,309)	(52,194)
Non-current assets	111,214	127,458	147,586	174,914	196,436
Long term borrowings, including current portion	(32,856)	(36,175)	(41,210)	(43,675)	(29,749)
Obligations under finance leases, including current portion	(21,858)	(23,135)	(38,695)	(52,399)	(61,041)
Total share capital and reserves attributable to the equity holders of the Company	20,207	26,902	29,974	37,411	49,450
Non-current liabilities	(53,530)	(58,404)	(72,928)	(83,674)	(91,876)
Total assets less current liabilities	75,266	86,986	104,699	123,605	144,242
Total assets	123,889	140,068	165,829	197,992	212,324
Net assets	21,735	28,582	31,771	39,931	52,366

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.9430 to US$1.00 and HK$7.7534 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 30, 2016. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 21, 2017, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.8845=US$1.00 and HK$7.7757=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low

October 2016	6.7819	6.6685	7.7600	7.7536
November 2016	6.9195	6.7534	7.7581	7.7546
December 2016	6.9580	6.8771	7.7674	7.7534
January 2017	6.9575	6.8360	7.7580	7.7540
February 2017	6.8821	6.8517	7.7627	7.7575
March 2017	6.9132	6.8687	7.7714	7.7611
April 2017 (up to April 21, 2017)	6.8988	6.8778	7.7757	7.7687

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. The exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per	HK$ per
	US$1.00 (1)	US$1.00
2012	6.3093	7.7569
2013	6.1478	7.7565
2014	6.1620	7.7545
2015	6.2827	7.7524
2016	6.6400	7.7620

Source:      Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain of our operating data for the five years ended December 31, 2016, which is not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Selected Airline Operating Data:
Capacity:
ATK (millions)	19,721.4	21,714.8	22,538.5	25,203.0	28,002.3
ASK (millions)	136,724.0	152,075.2	160,585.1	181,792.9	206,249.3
AFTK (millions)	7,416.3	8,028.0	8,085.8	8,841.7	9,439.9
Traffic:
Revenue passenger-kilometers (millions)	109,112.7	120,461.1	127,749.9	146,342.43	167,529.2
Revenue tonne-kilometers (millions)	14,406.5	15,551.8	16,122.4	17,820.4	19,712.9
Revenue freight tonne-kilometers (millions)	4,700.9	4,857.2	4,802.4	4,865.1	4,875.2
Hours flown (thousands)	1,404.5	1,540.4	1,625.1	1,804.4	1,956.1
Number of passengers carried (thousands)	73,077.1	79,093.7	83,811.5	93,780.0	101,741.6
Weight of cargo carried (millions of kilograms)	1,416.5	1,410.3	1,363.3	1,399.4	1,395.0
Load Factor:
Overall load factor (%)	73.1	71.6	71.5	70.7	70.4
Passenger load factor (%)	79.8	79.2	79.6	80.5	81.2
Yield and Cost Statistics (including fuel surcharge) (RMB):
Passenger yield (passenger revenue/ passenger- kilometers)	0.65	0.61	0.61	0.56	0.52
Cargo yield (cargo revenue/cargo tonne-kilometers)	1.71	1.57	1.55	1.33	1.25
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.51	5.18	5.28	4.94	4.71
Unit cost (operating expenses/ATK)	4.20	4.12	3.90	3.44	3.28

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the PRC

Changes in the economic policies of the PRC government may materially affect our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. These policies and measures may be modified or revised from time to time. Adverse changes in economic and social conditions in China, in the policies of the PRC government or in the laws and regulations of China, if any, may have a material adverse effect on the overall economic growth of China and investments in and profitability of the domestic airline industry. These developments, in turn, may have a material adverse effect on our business, financial condition and results of operations.

Changes in the foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and adversely affect our ability to pay dividends or to satisfy our foreign currency liabilities.

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible in the current account, which includes payment of dividends, trade and service-related foreign currency transactions, but not in the capital account, which includes foreign direct investment, unless approval from or registration or filing with the relevant authorities, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce (the "MOFCOM"), we can purchase foreign currencies without the approval of State Administration of Foreign Exchange (the "SAFE") for settlement of current account transactions, including for the purpose of dividend payment, by providing commercial documents evidencing these transactions. We can also retain foreign currencies in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or pay dividends. The relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions in the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to raise foreign capital through debt or equity financing, including through loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign currencies to pay dividends, if any, or satisfy our foreign currency liabilities.

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the PBOC widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. On August 11, 2015, the PBOC executed a 2% devaluation in the Renminbi. Within the following two days, the Renminbi depreciated 3.5% against the U.S. dollar. The Renminbi depreciated 6.7% against the U.S. dollar from January 4, 2016 to December 30, 2016. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Inflation rates in the PRC have been on a sharp uptrend in recent years. The PRC government has undertaken numerous contractionary policies, including raising interest rates and reserve requirement ratios, and curbing bank lending, to slow down excessive economic growth and control price hikes. Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. PRC inflation rates have been in a general downtrend after peaking in the middle of 2011, and increased to 3.6% as of March 2012. In 2013, PRC inflation rates fluctuated with two peaks of 3.2% in February and October 2013. In 2014, the inflation rates fluctuated with two peaks in May and July 2014. In 2015, the inflation rates fluctuated, reaching a peak of 2.0% in August 2015. In 2016, the inflation rates fluctuated, peaking at 2.3% in February, March, April and November 2016. The national consumer price index was 2.6% in 2013, equal to that of 2012. The national consumer price index was 2.1%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investors in China. However, the interpretation and enforcement of some of these laws and regulations involve uncertainties that may limit the legal protection available to investors. Such uncertainties pervade as the legal system in the PRC continues to evolve. Even where adequate laws exist in the PRC, the enforcement of the existing laws or contracts may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, including enforcing a foreign judgment. In addition, the PRC legal system is based on written statutes and their interpretation; prior court decisions may be cited as reference but have limited authority as precedents. As such, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. We have full or majority board control over the management and operation of all of our subsidiaries established in the PRC. The control over these PRC entities and the exercise of shareholder rights are subject to their respective articles of association and PRC laws applicable to foreign-invested enterprises in the PRC, which may be different from the laws of other developed jurisdictions.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including the China affiliate of our independent registered public accounting firm, could result in financial statements being determined not to comply with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the Chinese affiliate of our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose sanctions such as suspensions, or it could restart the administrative proceedings.

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

If the Chinese affiliate of our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm in a timely manner to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

•	route allocation;

•	pricing of domestic airfares;

•	administration of air traffic control systems and certain airports;

•	jet fuel pricing;

•	air carrier certifications and air operator certification;

•	aircraft registration and aircraft airworthiness certification; and

•	airport expense policy.

Our ability to provide services on international routes is subject to a variety of bilateral civil air transport agreements between China and other countries, international aviation conventions and local aviation laws. As a result of government regulations, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

The downward trend in domestic and global economy could affect air travel.

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

In 2016, global economic growth slowed down. The economic growth rate of China ranked at the top among major economies, with promising progress being made in adjusting its economic structure and gradually increasing consumption expenditure. As the standard of household income rises, bringing robust demand for outbound tourism and consumption, the air passenger transportation market continued to report stable growth. Due to a variety of factors, including the slowdown in the growth rate of total world trade volume and fierce market competition, the air cargo transportation industry has relatively underperformed in 2016. In 2016, the air transportation industry continued to benefit from the relatively low international crude oil prices, but was adversely affected by exchange rate fluctuations, international political volatility and terrorist incidents overseas.

In addition, while the PRC government has instituted and is expected to continue implementing certain initiatives in response to periods of slowdown in the PRC economy, a rapid increase in liquidity in the market as a result of fiscal stimulus measures led to the PRC government implementing a number of measures to control such rapid increases, including adjusting interest rates. These foregoing factors and any further decline in economic activity may reduce domestic or international demand for air travel and our growth in the domestic and international aviation markets may slow down significantly, which could have a material adverse effect on our revenues, results of operations and liquidity. For example, our cargo business is highly dependent upon servicing the logistics needs of the semi-conductor industry. A slowdown in this particular industry could adversely affect our cargo business segment.

We operate in a highly competitive industry.

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic market, we compete against all airlines that have the same routes, including smaller domestic airlines that have lower operating costs. In the regional and international markets, we compete against international airlines that have significantly longer operating history, better brand recognition, or more resources, such as large sales networks or sophisticated reservation systems. See the section headed "Item 4. Information on the Company — Business Overview — Competition" for more details. The public's perception of safety of Chinese airlines could also materially and adversely affect our ability to compete against our international competitors. To stay competitive, we have, from time to time in the past, lowered airfares for certain of our routes, and we may continue to do so in the future. Increased competition and pricing pressures may have a material adverse effect on our financial condition and results of operations.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500km to 800km. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2016, approximately 32.20% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

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

Jet fuel prices were volatile in 2013 and 2014, with heightened political tensions and continued political instability in certain Middle Eastern countries and in Crimea bordering Ukraine. In 2014, the average price of fuel decreased by 4.7% compared to 2013. Fuel prices continued to decrease during 2015. At the beginning of 2016, the price of the jet fuel rebounded after hitting the lowest price recorded to date. As a result, certain OPEC countries and Russia agreed to restrict production which caused the price of Brent oil to increase by approximately 5.0%. However, due to the relatively higher jet fuel price in the first half of 2015, the average price of the jet fuel in 2016 declined, representing a year-on-year decrease of 15.0% (15.1% in the PRC domestic market and 14.7% in the international market). In 2016, setting aside adjustment factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, our jet fuel costs of would have increased or decreased by approximately RMB981 million. In addition, the National Development and Reform Commission (the "NDRC") adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. In 2016, we did not engage in any aviation fuel hedging activities. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

We have significant expenditures in respect of environmental compliance, which may affect our operations and financial condition. For example, we implemented a low-carbon emissions scheme, which over 90% of our planes are complying with and aligns with our environmentally-friendly growth strategy to minimize the environmental impact of our operations. We expedited the application of new civil aviation technologies, continuously focused on the development of renewable resources and concentrated on the invention and application of new technologies and applications to achieve "greener" flying. We have worked with the China National Petroleum Corporation (the "CNPC") to conduct experimental research on bio-fuels, which are being developed as a possible alternative to kerosene jet fuel and could lead to a 30% reduction in carbon dioxide emissions. In addition, all of our B737NG and some of our A320 series aircraft newly introduced are equipped with a winglet or sharklet, an additional lifting surface to reduce fuel consumption and noises. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations.

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

As an airline company operating a large fleet, an accident or incident involving one of our aircraft could result in delays and require repair or replacement of a damaged aircraft, which could result in consequential temporary or permanent losses from disruption of service and/or significant liability to injured passengers and others. Unforeseeable or unpredictable events such as inclement weather, mechanical failures, human error, aircraft defects and other force majeure events may affect flight safety, which could result in accidents and/or incidents of passenger injuries or deaths that could lead to significant injury and loss claims. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amount of such coverage may not be adequate to cover the costs related to an accident or incident in full, which could damage our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which could harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving an aircraft of our competitors may cause the demand for air travel in general to decrease. In particular, certain of our competitors in the Asia Pacific region experienced major aircraft accidents and incidents in 2014, some of which involved destinations and routes that we cover. These accidents and incidents were highly publicized in the media and may have affected public perception of certain air travel routes. The occurrence of any of the foregoing could adversely affect our results of operations and financial condition.

Our indebtedness and other financial obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. During the period between the end of 2008 and April 2009, the amount of our total liabilities exceeded our total assets. In 2014, we added a total of 75 aircraft to our fleet, by purchase or finance lease (excluding operating lease), including B777 series for long-haul flights, A330 series for long and medium-haul flights and A320 series and B737NG series for medium and short-haul flights. On February 28, 2014, we entered into an agreement with Airbus SAS regarding the purchase of 70 new A320NEO aircraft, which are expected to be delivered to us in stages from 2018 to 2020. On June 13, 2014, we entered into agreements with Boeing Company to purchase 80 new B737 series aircraft, to be delivered in stages from 2016 to 2020. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase 50 new Boeing B737 series aircraft, which are expected to be delivered to us in stages from 2017 to 2019. On August 14, 2015, we entered into a purchase agreement with Airbus SAS to purchase 15 new Airbus A330 series aircraft, which are expected to be delivered to us in stages from 2017 to 2018. On April 28, 2016, we entered into an airbus purchase agreement with Airbus SAS to purchase 20 brand new Airbus A350-900 aircraft. On the same date, we also entered into a Boeing purchase agreement with Boeing Company to purchase 15 brand new Boeing B787-9 aircraft. See the section headed "Item 4. Information on the Company — Property, Plant and Equipment — Fleet." As of December 31, 2016, our total liabilities were RMB159,958 million and our current liabilities exceeded our current assets by RMB52,194 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as of December 31, 2015 and 2016 were RMB119,111 million and RMB117,773 million, respectively, of which short-term liabilities accounted for 37.2% and 30.0%,, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2016, we had total unutilized credit facilities of RMB46.38 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft.

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

Aircraft fuel costs constitute the most significant part of our operating costs. In 2016, our total aircraft fuel cost was RMB19,626 million, accounting for approximately 21.4% of our total operating costs. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the NDRC have a significant impact on our profitability. Our results of operation and financial condition are affected by any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges, which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

Since 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. We may, from time to time, seek approval from the PRC government to enter into overseas fuel hedging contracts. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with such fuel hedging arrangements. In addition, where we may, from time to time, seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, suchfuel hedging transactions will provide any particular level of protection against increased fuel costs. In 2016, we did not engage in any aviation fuel hedging activitiesand all fuel hedging contracts signed in past years had been settled before December 31, 2016.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2016, our total interest-bearing liabilities denominated in foreign currencies, amounted to RMB59,980 million, of which U.S. dollar liabilities accounted for 88.14% of the total amount. Therefore, a significant fluctuation in the U.S. dollar exchange rates will subject us to significant foreign exchange loss/ gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As of December 31, 2016, the outstanding foreign currency hedging contracts held by us amounted to a notional amount of US$440 million, which will expire in 2017, compared with US$12 million as of December 31, 2015. We use cross currency swap contracts to reduce the risks from exchange rate and interest rate. Our cross currency swap contracts qualify for hedge accounting. The contracts are generally for swapping U.S. dollars floating interest rates (“LIBOR”), into Euro floating interest rates (“EURIBOR”). All the aforementioned contracts were closed out during the reporting period in 2016. In 2016, net cash inflow from our cross currency swap contracts amounted to RMB5 million. As of December 31, 2016, we did not have any outstanding cross currency swap contracts.

We recorded net foreign exchange losses of RMB3,573 million for 2016, whereas our net foreign exchange losses were RMB4,987 million for 2015. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In 2016, we expanded our financing channels by issuing super short-term commercial paper and entering into financings in RMB, and proactively optimized the mix of currency denomination of our debts. As of December 31, 2016, our proportion of U.S. dollar-denominated debts decreased to 44.9%. Our foreign exchange fluctuation risks are also subject to other factors beyond our control. See "Item 3D. Risk Factors - Risks Relating to the PRC - Foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and affect our ability to pay any dividends or to satisfy our foreign exchange liabilities."

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2015 and 2016 were RMB119,111 million and RMB117,773 million, respectively, of which short-term liabilities accounted for 37.2% and 30.0%, respectively, and long-term liabilities accounted for 62.8% and 70.0%, respectively, for those years. A portion of the long-term interest-bearing liabilities carried variable interest rates. Both our variable and fixed rate obligations were affected by fluctuations in current market interest rates.

In 2016, our interest-bearing liabilities were mainly denominated in U.S. dollars and Renminbi. As of December 31, 2016, our total interest-bearing liabilities denominated in foreign currencies amounted to RMB59,980 million, of which U.S. dollars liabilities accounted for 88.1% of the total amount. Fluctuations in the U.S. dollar and Renminbi interest rates have significantly affected our financing costs. A substantial majority of our borrowings denominated in Renminbi are linked to benchmark five-year lending rates published by the PBOC. The PBOC raised the benchmark five-year lending rate five times from 5.94% to 7.05% in July 2011, but reduced the rate subsequently twice, on the last occasion to 6.4% in July 2012. The benchmark five-year lending rate remained steady and did not change during 2013 and into the first quarter of 2014. A substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which increased overall in 2012, decreased overall in 2013 and 2014, and increased overall in 2015 and 2016. We cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations.

As a result of the events of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they have significantly increased the premiums for such coverage, as well as for aviation insurance in general. In response to the reduced insurance coverage from aviation insurers, the PRC government has provided insurance coverage to PRC airlines for third party war liability claims. Such insurance provided by the government is subject to annual review and approval by the government. We renew our insurance policies on a yearly basis. However, if the insurers further reduce the amount of insurance coverage available or increase the premiums for such coverage upon renewal and/or if the PRC government declines to renew our insurance policies, our financial condition and results of operations may be materially and adversely affected. For the year ended December 31, 2016, our medical insurance contributions charged to profit or loss amounted to RMB606 million, representing an increase of 7.6% from RMB563 million in 2015.

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

Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2016, CEA Holding holds directly or indirectly 56.38% of our Company's equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of our Board of Directors and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2016. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The CAAC has also implemented increased security measures in relation to the potential threat of terrorist attacks. Terrorist attacks, even if not made directly towards us or on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancellation or redirection of flights) could materially and adversely affect us and the entire airline industry. In addition, potential or actual terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and RPK. International terrorist attacks targeting aircraft and airport not only directly threatens our flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on- going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

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

Our Company, China Eastern Airlines Corporation Limited was established on April 14, 1995 under the laws of China as a company limited by shares in connection with the restructuring of our predecessor and our initial public offering. We are commercially known in the industry as China Eastern Airlines. Our predecessor was one of the six original airlines established in 1988 as part of the decentralization of the airline industry in China undertaken in connection with China's overall economic reform efforts. Prior to 1988, the CAAC was responsible for all aspects of civil aviation in China, including the regulation and operation of China's airlines and airports. In connection with our initial public offering, our predecessor was restructured into two separate legal entities, our Company and EA Group. According to the restructuring arrangement, by operation of law, our Company succeeded to substantially all of the assets and liabilities relating to the airline business of our predecessor. EA Group succeeded to our predecessor's assets and liabilities that do not directly relate to the airline operations and do not compete with our businesses. Assets transferred to EA Group included our predecessor's equity interests in companies engaged in import and export, real estate, advertising, in-flight catering, tourism and certain other businesses. In connection with the restructuring, we entered into various agreements with EA Group and its subsidiaries for the provision of certain services to our Company. CEA Holding assumed the rights and liabilities of EA Group under these agreements after it was formed by merging EA Group, Yunnan Airlines Company and China Northwest Airlines Company in October 2002. See "Item 7. Major Shareholders and Related Party Transactions" for more details. The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2016:

* Except for Eastern Air Overseas (Hong Kong) Co., Limited (which was incorporated in Hong Kong), all other subsidiaries in the above chart were incorporated in the PRC.

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

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours entered into an agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% of the issued share capital of Xi’an Dongmei Aviation Travel Co. Ltd, held by them respectively for a consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours also entered into another agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% of the issued share capital of Kunming Dongmei, held by them respectively for a consideration of approximately RMB10.6 million comprising RMB4.7 million payable to Eastern Tourism and approximately RMB5.8 million payable to Shanghai Dongmei.

On January 10, 2013, our wholly-owned subsidiary, Shanghai Airlines Tours entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Travel held by Eastern Tourism Investment Group Co., Ltd for consideration of approximately RMB11.9 million.

On April 9, 2013, the Company obtained an approval from the CSRC, pursuant to which the CSRC approved the non-public issue by the Company for no more than 698,865,000 new A Shares. On April 16, 2013, the procedure for registration of the new A Shares with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd. was completed. The 698,865,000 new A Shares, at an issue price of RMB3.28 per share, under this issue are subject to a lock- up period of 36 months from the completion date of the issue and are expected to be listed on April 17, 2016.

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

On July 27, 2015, we entered into a conditional subscription agreement (“Subscription Agreement”) with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H shares of the Company in an amount of HK$3,488,895,000, representing approximately 3.5% of the total share capital of the Company. On September 9, 2015, we completed the issue of 465,910,000 ordinary H shares to Delta Airlines, with a par value of RMB1.00 each at an issue price of HK$7.49 per share.

On August 14, 2015, the Board of Directors approved the “Resolution on the Termination of the Proposed Establishment of Jetstar Hong Kong and its Winding Up”. The Board of Directors considers that the termination of the proposed establishment of Jetstar Hong Kong will have no material adverse impact on the financial conditions and production and operation of the Company. See the announcement furnished to the SEC on Form 6-K dated August 17, 2015.

On August 28, 2015, we formally established the foreign airlines service centre.

On September 1, 2015, Delta Air Lines and we entered into a marketing agreement and a letter of confirmation on the Subscription Agreement. Pursuant to the marketing agreement, both parties will have greater cooperation in terms of code-share, revenue management, schedule coordination, sales cooperation, airport facilities sharing, frequent-flyer program, lounge and system investment as well as staff exchange. Pursuant to the letter of confirmation on the Subscription Agreement, as of September 1, 2015, all conditions precedent to the Subscription Agreement had been fulfilled except for those conditions that will be fulfilled on the completion date of share subscription. On September 9, 2015, we completed the issue of 465,910,000 ordinary H shares with a par value of RMB1.00 each at an issue price of HK$7.49 per share.

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

The material development of our indebtedness is set out in Note 34 and Note 49 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.

The table below sets forth details of our operating fleet as of December 31, 2014:

	Number of
	Aircraft
	Owned
	and	Number of
	under	Aircraft
	Finance	under
	Leases	Operating
	2014	Leases

Passenger Aircraft:
Wide-body:
B777-300ER	4	—
B767	6	—
A340-600	4	—
A340-300	—	—
A330-300	9	7
A330-200	25	3
A300-600R	—	—
MD-11F	—	—
Narrow-body:
A321	39	—
A320	113	41
A319	24	5
B757-200	4	1
B737-800	44	68
B737-700	49	13
B737-300	16	—
EMB 145LR	10	—
CRJ-200	—	—
Hawker 800	—	—
Total Passenger Aircraft:	347	138
Cargo Aircraft:
B747-400F	2	2
B757-200F	—	2
B777F	—	6
Total Cargo Aircraft:	2	10
Total number of passenger aircraft and freighters	349	148

The table below sets forth details of our operating fleet as of December 31, 2015:

	Number of Aircraft Owned and under Finance Lease	Aircraft under Operating Lease
Passenger Aircraft:
Wide-body:
B777-300ER	9	—
B767	6	—
A340-600	—	—
A330-300	11	7
A330-200	30	3
Narrow-body:
A321	48	—
A320	122	38
A319	31	4
B757-200	—	—
B737-800	71	72
B737-700	55	8
B737-300	5	—
EMB 145LR	6	—
Total Passenger Aircraft:	394	132

Cargo Aircraft:
B747-400F	2	1
B757-200F	—	—
B777F	—	6
Total Cargo Aircraft:	2	7
Total number of passenger aircraft and freighters	396	139

The table below sets forth details of our operating fleet as of December 31, 2016:

	Number of Aircraft Owned	Number of Aircraft under Finance Lease	Number of Aircraft under Operating Lease

Passenger Aircraft:
Wide-body:
B777-300ER	9	7	—
B767	6	—	—
A340-600	—	—	—
A330-300	1	10	7
A330-200	12	18	3
Narrow-body:
A321	32	34	—
A320	72	55	36
A319	9	24	3
B757-200	—	—	—
B737-800	36	57	78
B737-700	36	19	8
B737-300	—	—	—
EMB 145LR	—	—	—
Total Passenger Aircraft:	185	224	135

Cargo Aircraft:
B747-400F	—	2	1
B757-200F	—	—	—
B777F	—	—	6
Total Cargo Aircraft:	—	2	7
Total number of passenger aircraft and freighters	213	226	142

B.	Business Overview

We were one of the three largest air carriers in China in terms of revenue, tonne, kilometers and number of passengers carried in 2016, and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. As of December 31, 2016, we served a route network that covers 1,062 domestic and foreign destinations in 177 countries through SkyTeam, an international airlines alliance. We operate primarily from our core hub in Shanghai and regional hubs in Kunming and Xi’an.

We have received many awards, recognitions and accolades through the years. Fortune Magazine recognized us as one of the "Most Innovative PRC Companies" in 2011, and our "China Eastern Airlines" brand was awarded "China's Famous Trademark" by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including "Golden Tripod Prize", which was the highest award awarded at the 8th Annual Meeting of China's Securities Market, "Golden Bauhinia" Award for "The Listed Company with Best Brand Value 2012" by China Securities, "2012 Best Mid-Cap Company and Best Managed Company in China" by Asiamoney Magazine, "Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, "2012 TOP 25 CSR (Corporate Social Responsibility) Ranking" by Fortune China Magazine, "2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20" by Southern Weekly, "The Best Board of Directors of State-owned Listed Holding Companies of China Top 20" by various major financial media, including Moneyweek, "Healthy China – Best Employee Health & Benefit Unit" by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, "Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit" by China Institute of Internal Audit, "Best 100 Employers" by zhaopin.com, a major online recruiting website in China, and "The World's Most Improved Airline" by SKYTRAX, a United Kingdom-based aviation research organization. In 2013, we received the National 1 May Award Certificate and were honored as one of the "2013 Top Ten Companies with the Best Corporate Social Responsibility" by Fortune China Magazine, “Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year, “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm, the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao and one of the “Best 100 Employers” by zhaopin.com. In 2014, our charity campaign “Love at China Eastern Airlines” was awarded the Gold Award at the First Chinese Young Volunteers Services Contest. The “Love at China Eastern Airlines” campaign has organized activities such as visiting welfare and nursing homes, subsidizing Hope Schools and schools for urban and rural migrant workers’ children and teaching school children with hearing and speaking impairment, running blood donation programs, and other activities for environmental protection. The campaign launched 5,179 projects with 274,979 staff and members taking participation, serving a total of 233,353 people in need. Through interaction with the community, we have established a charity brand image of “delivering love and serving the community”. In 2015, “Love at China Eastern Airlines” launched 530 projects all year round, with 26,119 staff participating, serving a total of 40,166 people.

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

In 2015, we were bestowed a number of awards, such as “Best China Airline” at the 8th TTG (Asia Media) China Travel Awards, “China Securities Golden Bauhinia Award – Listed Company with the Most Valuable Brand” for four consecutive years and "Best Innovative Listed Company" granted by Hong Kong Ta Kung Pao, as well as "2014-2015 Most Respectable Chinese Enterprise" and "2015 Chinese Best Business Model Innovation Award" by the Economic Observer and 21st Century Business Herald, respectively.

In 2016, we successively won the 9th TTG China Tourism Awards “Best China Airlines”, and was awarded “2016 Asian Tourism Red Coral Award – Most Popular Airline Brand”, “Asia Pacific 2016 Excellence Aviation Award” and “International Carbon Gold Award – Social Citizenship Award” by the 2016 Asian Tourism Industry Annual Conference, the CAPA Communication Center and the World Environmental Protection (Economy and Environment) Conference respectively.

Compared to 2015, our traffic volume (as measured in RTKs) increased by 10.6% from 17,820 million in 2015 to 19,712 million in 2016. Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 14.5% from 146,342 million in 2015 to 167,529 million in 2016. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 0.2% from 4,865 million in 2015 to 4,875 million in 2016.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
	(Millions of	(Millions of	(Millions of
	RMB)	RMB)	RMB)
Traffic revenues
Passenger	75,261	78,585	83,577
Cargo and mail	7,328	6,491	5,977
Total traffic revenues	82,589	85,076	89,554

Passenger Operations

The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Passenger Traffic (in RPKs) (millions)	127,750	146,341	167,529
Domestic	88,192	98,304	106,361
Regional (Hong Kong, Macau and Taiwan)	4,367	4,189	4,347
International	35,191	43,848	56,821

Passenger Capacity (in ASKs) (millions)	160,585	181,792	206,249
Domestic	110,381	121,019	129,460
Regional (Hong Kong, Macau and Taiwan)	5,759	5,509	5,612
International	44,445	55,264	71,177

Passenger Yield (RMB)	0.61	0.56	0.52
Domestic	0.61	0.55	0.53
Regional (Hong Kong, Macau and Taiwan)	0.8	0.75	0.71
International	0.59	0.56	0.47

Passenger Load Factor (%)	79.55	80.50	81.23
Domestic	79.90	81.23	82.16
Regional (Hong Kong, Macau and Taiwan)	75.83	76.04	77.45
International	79.18	79.34	79.83

Our domestic routes generated approximately 64.8% of our passenger revenues in 2016. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen.

We have set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei and Guangdong by the end of 2016. Our flight routes include all provincial capital cities in China and specifically designated cities.

In 2016, we opened new routes to Prague, St. Petersburg, Amsterdam, Madrid, Chicago and Brisbane, and cancelled routes to Kathmandu from Shanghai Pudong via Kunming. As of the end of 2016, by connecting to the route networks of other SkyTeam member airlines, our flights had access to 1,062 destinations in 177 countries.

In 2014, with Shanghai as a core hub and Kunming and Xi’an as regional hubs, we continued to expand our route network to provide additional connecting opportunities and strengthen our market position in these three major hubs. New routes from Pudong to Toronto and Auckland were introduced at Shanghai Pudong hub while more frequent flights were added for international routes to New York, Los Angeles, London and Paris to maximize the coverage of the Shanghai hub network. The Kunming hub launched a new route from Kunming to Paris, which is the first inter-continental route in Yunnan Province, and continued to optimize route network and flight schedules for Kunming to East Asia, Southeast Asia and West Asia. We proactively utilized aircraft to expand our route network and flight destinations of Xi’an hub were increased to 70. According to our strategic plan to seize the opportunity for sales in the market, the early termination of leases regarding A300, 767 and 757 aircraft, the relatively early termination of wide-body aircraft and, in addition, the early retirement of EMB and one 733 aircraft, in terms of static seat growth, increased by 5.9% in 2014 compared to 2013. Moreover, there were less aircraft introduced in the first half of the year than those introduced in the second half of the year, leading to capacity not fully utilized in the peak season of July to August, thus leading to slowing down of the overall growth in capacity. Apart from the number of static seats, there were more busy airports and bottleneck issues slowed down the growth of domestic routes of traditional airlines. In particular, the capacity of the Shanghai region did not grow quickly and was affected by military exercises during the peak season. The routes between China and Southeast Asia were affected by the Malaysia Airlines Flight 370 incident, the political instability in the region and anti-China atmosphere, leading to a slow-down of capacity growth. We also experienced competitive pressures from low-cost airlines which also adversely affected revenues and capacity.

In 2015, we conducted significant optimization of our fleet structure, and increased our fleet to 551 aircrafts as at the end of 2015, and the variety of our aircraft models was streamlined to 13 models by the end of 2015. In respect of passenger transportation, we actively seized the opportunities brought about by international low oil prices and robust demand for outbound tourism, and achieved impressive growth in passenger transportation by responding proactively to adverse factors such as geopolitical instability around the globe, terrorist attacks outside China, MERS cases in South Korea and impact on short-haul routes due to formation of a high-speed railway network in 2015. Efforts have been made to foster the construction of hubs and negotiate time slots in hub and core markets in order to promote superb connectivity. In respect of freight transportation and logistics, we tightened our cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices in 2015. In 2015, we further strengthened our cooperation with both member and non-member airlines of SkyTeam Alliance to widen the scope of cooperation and improve the quality of cooperation. In September 2015, we entered into a strategic partnership with Delta Air Lines to deepen our cooperation in terms of code-share, cabin sharing and joint sales. By forming an industry-leading route network, both parties implemented codeshare on 123 routes, including 9 international major routes and 114 domestic routes in the PRC and the USA. Through offering joint sales to corporate customers, the influential power of the North American corporate customers was increased. As for the European market, the Group and Air France have realized interline transit services for flights departing and arriving at Shanghai, Dalian, Paris and Nice. In the Australian market, the joint operation with Qantas was officially commenced to launch codeshare on major routes such as Shanghai-Sydney and Shanghai- Melbourne routes, in order to launch in-depth cooperative projects including customer base sharing.

In 2015, we put in available seat – kilometers (ASK) of 181,792.90 million passenger-kilometers, representing an increase of 13.2% from 2014. Number of passengers carried in 2015 was 93.8 million, representing an increase of 11.9% from 2014. Passenger load factor in 2015 was 80.5%, representing an increase of 1.2% from 2014. Passenger revenue in 2015 amounted to RMB78,585 million, representing an increase of 4.4% from 2014.

In 2016, we continued to update and optimize our fleet structure, introducing new aircrafts continually and retiring outdated model aircrafts. As of the end of 2016, our average flight age was 5.4 years. We mainly introduce long – haul B777 series aircrafts in trans-Pacific routes; mid-to-long-haul A330 series aircrafts in China-Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircrafts in domestic and surrounding countries and regions routes, which we believe enhances the matching level between fleet models and routes, transportation capacities and relevant markets. In 2016, we continued to deepen and expand our cooperation with external partners. Relying on the SkyTeam Alliance platform, we continued to enhance our cooperation with member airlines in the SkyTeam Alliance. In collaboration with Delta Air Lines, based on pre-existing trans-Pacific routes and destinations in the PRC and the USA, we further extended our network of cooperative routes to Canada, Mexico, Southeast Asian and South American regions, achieving a total of 252 codeshare routes. In collaboration with Air France-KLM Group (“Air France-KLM”), based on our jointly operated routes and code-share coverage, we increased our joint marketing efforts to corporate customers in the French market.

In 2016, we proactively promoted the establishment of transportation hubs with the opening of various international routes for long-haul flights and an enhanced coverage of our transportation network. With Shanghai as the core hub, we added six international routes for long-haul flights to our network, connecting Shanghai and Prague, Amsterdam, Madrid, St. Petersburg, Chicago and Brisbane, respectively. We provided more frequent flight services on routes connecting Shanghai and New York City, Los Angeles, Sydney and Melbourne. We added routes connecting Kunming and Sydney, Qingdao and San Francisco, Nanjing and Vancouver and Hangzhou and Sydney. Last, we stabilized the allocation of our flight capacities for Japan, Korea and Southeast Asia markets. As a result of these enhanced transit connection and expanded transit routes structures, in 2016, we experienced approximately 26.8%, 63.8% and 43.1% year-on-year growth in passenger flight capacity for Europe, North America and Australia markets, respectively; and our inter-airline transit volume and revenue grew by 24.2% and 21.4%, respectively. As of the end of 2016, by connecting to the route networks of other SkyTeam member airlines, our flights had access to 1,062 destinations in 177 countries.

In 2016, we put in available seat – kilometers (ASK) of 206,249.27 million passenger-kilometers, representing an increase of 13.5% from 2015. Number of passengers carried in 2016 was 101.74 million, representing an increase of 8.5% from 2015. Passenger load factor in 2016 was 81.2%, representing an increase of 0.7% from 2015. Passenger revenue in 2016 amounted to RMB83,577 million, representing an increase of 6.4% from 2015.

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

In 2016, we further strengthened our Shanghai core hub and Xi'an and Kunming regional hubs. The aggregated number of transits connecting “origin to destination” of the three hubs reached 6,075, an increase of 13.8% as compared to last year. In respect of the number of transits connecting "origin to destination", Pudong reached 4,083, an increase of 17.9% as compared to last year, Kunming reached 1,384, an increase of 9.1% as compared to last year, and Xi’an reached 608, which was similar to last year. The three hubs transported 4.51 million passengers, an increase of 27.0% as compared to last year. Among them, our Shanghai hub transported 2.99 million passengers, an increase of 27.2% as compared to last year, comprising 25.6% of transit flights; our Kunming hub transported 1.18 million passengers, an increase of 18.7% as compared with last year, comprising 16.1% of transit flights; and Xi’an hub transported 340,000 passengers, an increase of 64.7% as compared to last year, comprising of 6.9% transit flights.

Cargo and Mail Operations

The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Cargo and Mail Traffic (in RFTKs)	4,803	4,865	4,875
(millions)
Domestic	899	948	964
Regional (Hong Kong, Macau and Taiwan)	128	126	126
International	3,776	3,791	3,786

Cargo and Mail Capacity (in AFTKs)	8,086	8,842	9,440
(millions)
Domestic	2,091	2,337	2,221
Regional (Hong Kong, Macau and Taiwan)	291	281	270
International	5,704	6,224	6,949

Cargo and Mail Yield (RMB)	1.55	1.33	1.25
Domestic	1.27	1.09	1.07
Regional (Hong Kong, Macau and Taiwan)	3.47	3.01	2.98
International	1.55	1.34	1.24

Cargo and Mail Load Factor (%)	59.39	55.02	51.64
Domestic	42.97	40.57	43.39
Regional (Hong Kong, Macau and Taiwan)	43.88	44.82	46.51
International	66.21	60.91	54.48

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

In 2014, the global aviation freight transportation business recovered slowly. We achieved relatively significant improvement in results by controlling flight capacity and enhancing marketing efforts. We further streamlined our fleet of freighters and terminated the leases of two older freighters in order to reduce operating costs. By improving the utilization rate of freighters and providing flexible flight capacity options, our market share in Europe and America was stabilized. We have also established a regional freight hub in Zhengzhou by launching cargo flights from Zhengzhou to Amsterdam and Chicago and establishing a Zhengzhou-based regulated truck delivery network, which covers 28 locations in China. We also refined our cabin management by enhancing our management on capacity and fares. Meanwhile, we proactively promoted the transformation of freight transportation and logistics business and expanded value- added businesses such as logistics integration and express delivery. We established a logistics resources bank, which covers 510 suppliers with domestic suppliers generally covering the entire country. We also completed the layout of international suppliers' network in four major regions, including Shanghai, Europe, America and Southeast Asia. We also proactively participated in cross-border e-commerce business by providing logistics solutions for cross-border e- commerce and completing self-development of the “cross-border e-commerce logistics business system”. We enhanced global trading procurement and imported the best and freshest in-season products from regions such as North America and South America.

In 2015, Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”), one of our subsidiaries, tightened its cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices. In terms of traditional freight transportation operation, China Cargo Airlines Co., Ltd. ("China Cargo Airlines") streamlined its fleet scale and terminated the leases for three older freighters, thereby reducing operating costs. Route network of Shanghai hub was optimized to reduce the number of intermediate points and improve operating efficiency, thus increasing the daily utilization rate of freighters for the whole year by more than 8% as compared to last year. Layout of flight capacity was adjusted based on market demand to stabilize flight capacity for the core markets in Europe and America. Efforts have also been made to broaden sourcing channels and strengthen cooperation. As such, the air-freight transit volume increased by nearly 10% as compared to last year. In terms of freight transportation logistics, Eastern Logistics focused on the construction of the core logistics platform for pharmaceutical logistics and aviation equipment as well as the establishment of the transit marketing platform to perfect its third-party logistics solution. Distribution channels of www.eaemall.com have been expanded to construct our rapid supply chain. Through proactively expanding cooperation with cross-border e-commerce partners, the first chartered aircraft for directly imported goods purchased via cross-border e-commerce in the PRC came into service, increasing the annual revenue from cross-border logistics by approximately 32% as compared to last year.

As of the end of 2016, China Cargo Airlines, a controlling subsidiary of Eastern Logistics, operated a total of 9 freighters. On November 29, 2016, we entered into Eastern Logistics equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by the us to Eastern Airlines Industry Investment. For details, please refer to our announcements in the Form 6-K filed with the SEC dated November 30, 2016.

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong, Macau and Taiwan, collectively, "the Regional") is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the areas based on the origin and destination of each flight.

•	Revenue from ticket handling services, airport ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2016:

	2014	2015	2016
	(Millions of	(Millions of	(Millions of
	RMB)	RMB)	RMB)
Domestic	60,531	61,222	63,730
Regional (Hong Kong, Macau and Taiwan)	3,799	3,569	3,516
International	25,855	29,178	31,658
Total	90,185	93,969	98,904

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

The CAAC has established regulatory policies intended to promote controlled growth of the Chinese airline industry. We believe those policies will be beneficial to the development of and prospects for the Chinese airline industry as a whole. Nevertheless, those regulatory policies could limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, while we generally benefits from regulatory policies that are beneficial to the airline industry in China as a whole, the implementation of specific regulatory policies may from time to time materially and adversely affect our business operations.

Because we provide services on international routes, we are also subject to a variety of bilateral civil air transport agreements between China and other countries. In addition, China is a contracting state as well as a permanent member of the International Civil Aviation Organization, an agency of the United Nations established in 1947 to assist in the planning and development of the international air transportation. The International Civil Aviation Organization establishes technical standards for the international airline industry. China is also a party to a number of other international aviation conventions. Our business operations are also subject to these international aviation conventions, as well as certain foreign country aviation regulations and local aviation laws with respect to route allocation, landing rights and related flight operation regulation.

Domestic Route Rights

Chinese airlines must obtain from the CAAC the right to carry passengers or cargo on any domestic route. The CAAC's policy on domestic route rights is to assign routes to the airline or airlines suitable for a particular route. The CAAC will take into account whether an applicant for a route is based at the point of origin or termination of a particular route. This policy benefits airlines, such as us, that have a hub located at each of the active air traffic centers in China. The CAAC also considers other factors that will make a particular airline suitable for an additional route, including the applicant's safety record, previous on-time performance and level of service and availability of aircraft and pilots. The CAAC will consider the market conditions applicable to any given route before such route is allocated to one or more airlines. Generally, the CAAC will permit additional airlines to service a route that is already being serviced only when there is strong demand for a particular route relative to the available supply. The CAAC's current general policy is to require the passenger load factor of one or two airlines on a particular route to reach a certain level before another carrier is permitted to commence operations on such route.

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

Although hub location is an important criterion, an airline may be awarded a route that does not originate from an airport where it has a hub. The route rights awarded do not have a fixed expiry date and can be terminated at the discretion of the CAAC.

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

The CAAC and the NDRC will regularly review the average operating costs of Chinese airlines, and may adjust the basic airfares for particular domestic routes that, in their view, are not at a reasonable level. The CAAC and NDRC jointly issued a notice on April 13, 2010, effective on June 1, 2010, pursuant to which airlines may set first-class and business-class airfares in accordance with market prices, subject to relevant PRC laws. Such pricing must be filed 30 days before effectiveness with the CAAC and NDRC. Efforts by the Chinese regulators to promote a sale market with fair competition will also help provide a favorable environment for our business growth.

At the end of 2014, the CAAC and the NDRC jointly promulgated The Notice on Further Improving the Problems About Civil Aviation Domestic Air Transport Price Policy, which lifted the control over the civil domestic airlines cargo freight rate and changed the prices of specific airlines from government- oriented pricing to market-oriented pricing.

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

In October 2016, the CAAC and the NDRC jointly promulgated the Circular on the Further Reform of Passenger Transport Price Policy in Civil Aviation Domestic Air Transport, which loosened the control over the civil domestic airlines passenger transportation and changed the prices from government- oriented pricing to market-oriented pricing. According to the circular, the price of routes under 800km or routes above 800km that are in competition with high-speed rails for passenger transportation can be determined independently.

Under the PRC Civil Aviation Law, maximum airfares on regional and international routes are set in accordance with the terms of the air services agreements pursuant to which these routes are operated. In the absence of an air services agreement, airfares are set by the airlines themselves or by the CAAC with reference to comparable market prices, taking into account the international airfare standards established through the coordination of the International Air Transport Association, which organizes periodic air traffic conferences for coordinating international airfares. Discounts are permitted on regional and international routes. For the airline industry in China as a whole, the airfare per kilometer is substantially higher for regional and international routes than that for domestic routes.

Acquisition of Aircraft and Spare Parts

We are permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through EAIEC, which is 55% owned by CEA Holding and 45% owned by our Company. This gives us a sale market with fair competition flexibility with our inventory management by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain approval from the NDRC and may be subject to appraisal of the relevant competent authorities for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

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

Safety

The CAAC has made the continued improvement of air traffic safety in China a high priority. The CAAC is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines, which have been formulated based on international standards. Each Chinese airline is required to provide flight safety reports to the CAAC, including reports of flight incidents or accidents involving its aircraft, which occurred during the relevant reporting period and other safety related problems. The CAAC conducts safety inspections on each airline periodically.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards which became effective as of March 1, 2013. The CAAC amended the Management Rules on Safety Information of Civil Aviation which became effective on April 4, 2016 and required that related Chinese airlines should arrange a certain number of specialists that satisfied with special requirements to take charge of the management of safety information. The CAAC promulgated the new Administrative Provisions on Emergencies of China's Civil Aviation which became effective from April 17, 2016 and formulated the duties and responsibilities of Chinese airlines on the prevention and emergency preparedness, prediction and early warning, emergency disposal, handling and other emergency work of civil aviation. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see "– Maintenance and Safety – Safety." In 2016, the CAAC promulgated the new Administrative Provisions on Civil Aviation Safety Information. As a result, we formulated new internal regulations on aviation safety information to strengthen the safety of our information system.

Security

The CAAC establishes and oversees the implementation of security standards and regulations based on the PRC laws and standards established by international civil aviation organizations. Each airline is required to submit to the CAAC an aviation security handbook describing specific security procedures established by the airline for the day-to-day operations and security training for staff. Such security procedures must be formulated based on the relevant CAAC regulations. Chinese airlines that operate international routes must also adopt security measures in accordance with the requirements of the relevant international agreements and applicable local laws. We believe that we comply with all applicable security regulations.

Noise and Environmental Regulation

All airlines and airports in China are required to comply with noise and environmental regulations of the State Environmental Protection Agency that are modeled on international standards. The CAAC regulations allow Chinese airports to refuse take-off and landing rights to any aircraft that does not comply with State noise regulations. We believe that we comply with all applicable noise and environmental regulations.

Chinese Airport Policy

Prior to September 2003, all civilian airports in China were operated directly by the CAAC or by provincial or municipal governments. In September 2003, as part of the restructuring of the aviation industry in China, the CAAC transferred 93 civilian airports to provincial or municipal governments. The CAAC retained the authority to determine the take-off and landing charges, as well as charges on airlines for the use of airports and airport services. Prior to 2004, Chinese airlines were generally required to collect from their passengers on behalf of the CAAC a levy for contribution to the civil aviation infrastructure fund, which was used for improving China's civilian airport facilities. Our revenue for the previous years is shown net of this levy. In 2003, the levy was 5% of domestic airfares and 2% of international airfares. The levy was waived by the CAAC from May 1, 2003 to December 31, 2003. With effect from September 2004, the civil aviation infrastructure levies, now paid to the Ministry of Finance of the PRC (“MOF”), have been reflected in airfares of Chinese airlines rather than collected as a separate levy.

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

Limitation on Foreign Ownership

The CAAC's present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares individually or together. As of December 31, 2013, approximately 12.4% of our total outstanding shares were held by non-Chinese residents and Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). For PRC air transportation companies, pursuant to the new Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on March 10, 2015, Chinese investors should be the controlling shareholders of a PRC air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a Chinese airline.

Competition

Domestic

We compete against our domestic competitors primarily based on safety, quality of service and frequency of scheduled flights. With the combination of our dominant position in Shanghai, our route network and our continued commitment to safety and service quality, we believe that we are well-positioned to compete against our domestic competitors in the growing airline industry in China. However, domestic competition from other Chinese airlines has been increasing recently as our competitors have increased capacity and expanded operations by adding new routes or additional flights to existing routes and acquiring other airlines. In addition, we have faced intense competition from entrants to our domestic markets as new investments into China's civil aviation industry have been made following the CAAC's relaxation of certain private-sector investment rules in July 2005. In December 2008, the CAAC announced ten measures to protect and encourage the domestic aviation industry, one of which provides that no new Chinese airlines will be licensed to incorporate and operate aviation businesses before 2010. In October 2010, the CAAC announced that the suspension of approvals for new Chinese airlines companies would continue for an indefinite period. However, if the restriction is lifted in the future, we expect that competition from other Chinese airlines on our routes will further intensify.

There are currently more than 50 Chinese airlines in mainland China, and we compete with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China, both in terms of revenue tonne-kilometers and size of operations.

Each of the domestic airlines competes against other airlines operating the same routes or flying indirect routes to the same destinations. Our principal competitors in the domestic market are China Southern and Air China, which also provide transportation services on some of our routes, principally routes originating from the major air transportation hubs in China, such as Shanghai, Guangzhou and Beijing. Some of these routes are among our most heavily traveled routes. Since most of the major domestic airlines operate routes from their respective hubs to Shanghai, we also compete against virtually all of the major domestic airlines on these routes. In addition, we are facing increasing competition from certain low-cost carriers, such as Spring Airlines, in the domestic market. Spring Airlines competes with us, as it operates daily domestic routes to certain destinations such as Harbin, Shenyang, Guangzhou, Xiamen, Sanya, Kunming and Chongqing, which are covered in our domestic routes. The “Twelfth Five-Year Plan” for civil aviation industry in China encourages low- cost airlines to enter into major logistics market gradually. In February 2014, CAAC issued Guidance on Facilitating Low-cost Aviation Development which aims at supporting the development of domestic low-cost airlines. This will further intensify the competition in domestic aviation market. However, we believe we are well-positioned to compete against domestic low-cost carriers due to our expansive route network, competitive pricing, greater availability of flight services to these destinations and strong brand name.

We also face competition from other domestic carriers in our air cargo business. However, we believe our absorption of Shanghai Airlines in early 2010 will strengthen our market positioning within the domestic market, particularly with respect to routes to and from Shanghai. We have also recently initiated a strategy to accelerate the transition of our role from air cargo transportation enterprise to aviation and logistics services provider. On December 26, 2012, we established China Eastern Airlines Logistic Company by merging China Cargo Airlines and Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics"), which we believe will facilitate our development of services with respect to courier, logistics solutions and aviation trade and on-site logistics services platforms. In 2016, due to factors including the slowdown in the growth rate of the total world trade volume and fierce market competition, the air cargo transportation industry had relatively underperformed. As a result, we sold Eastern Logistics to Eastern Airlines Industry Investment on February 8, 2017.

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at speeds of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes of between 500km to 800km. The high-speed railway connecting Beijing and Shanghai commenced operations in July 2011, and has substantially affected our Beijing and Shanghai routes, as well as routes between Shanghai and Jinan, Beijing and Nanjing, Shanghai and Xuzhou, Shanghai and Tianjin and Beijing and Changzhou.

With the establishment of a PRC national high-speed railway network, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating "air-to-railway" transfers and allocating flight resources to alternative routes or medium-to- long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services.

Regional

Our Hong Kong routes are highly competitive. The primary competitors on our Hong Kong routes are Cathay Pacific Airways ("Cathay"), and Hong Kong Dragon Airlines Limited ("Dragonair"). We currently operate approximately 22 flight routes between Chinese cities and Hong Kong. Cathay and Dragonair compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our Shanghai-Hong Kong, Hangzhou-Hong Kong, Nanjing-Hong Kong and Shanghai-Macau routes. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition. We also face competition from Dragonair in our Hong Kong cargo operations. Cathay, which owns Dragonair, also cooperates with Air China and operates all passenger services of Cathay and Air China between Hong Kong and mainland China as joint venture routes under code-share and revenue and cost-pooling arrangements. This may further intensify the competition on the routes between Hong Kong and mainland China and impose greater competitive pressure on the other airline companies operating on these routes.

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

We believe we will benefit from expanding our market share in Taiwan-mainland China direct flight services as based on the more and more frequent communication between Taiwan and mainland China. However, as one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes or that the yields on these routes would be adequate to offset any material adverse effect on our revenues derived from operating our Hong Kong routes.

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

We also face significant competition in our international cargo operations. Moreover, China and the United States entered into an air service agreement on July 24, 2004. Pursuant to this agreement, five additional airlines from each country are allowed to serve the China-U.S. market over the next few years. Another air transport agreement was signed between China and the United States on July 9, 2007 in order to increase travel and tourism and promote cultural, business and governmental exchanges between China and the United States, as well as to promote the ultimate objective of full liberalization of the bilateral air transport market. A trade services agreement was also signed between China and ASEAN countries in January 2007, and became effective in July 2007 to remove the restrictions on China's entry into foreign freight markets. Air China operates the largest number of international routes among all Chinese airlines. Beijing, the hub of Air China's operations, is the destination for most international flights to China. We primarily compete with Air China, All Nippon Airways, Japan Airlines, and Spring Airlines on our passenger routes to Japan. On our Korean routes, we compete with China Southern Airlines, Air China and Asiana Airlines and Korean Air. Our principal competitors on our flights to Southeast Asia include Thai Airways International, Singapore Airlines, Malaysia Airlines, Air Asia and Vietnam Airlines. On our passenger flights to the United States, our principal competitors include Delta Air Lines, United Airlines, American Airlines, Air China and Air Canada. On our European routes, our competitors include Air China, the Air France-KLM Group, Virgin Atlantic Airways, British Airways, Lufthansa German Airlines and Alitalia. We compete with Air China, China Southern Airlines and Qantas Airways on our Australian routes. We compete in the international market based on price, service quality, frequency of scheduled flights and convenient sales arrangements.

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in "Asia Miles", a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges worldwide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. See " – Marketing and Sales – SkyTeam Alliance." In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport Co., Ltd. We facilitate joint sales by optimizing transit connection with Delta Airlines and enhanced co- operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas. In 2015, we actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three largest hubs and core markets. Based on the SkyTeam Alliance platform, we enhanced our strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network, which covered the whole country and connected to the whole world. In 2016, we proactively promoted the establishment of transportation hubs with the opening of various international routes for long-haul flights and an enhanced coverage of our transportation network. With Shanghai as the core hub, we added six international routes for long-haul flights to our network, connecting Shanghai and Prague, Amsterdam, Madrid, St. Petersburg, Chicago and Brisbane, respectively. We provided more frequent flight services on routes connecting Shanghai and New York City, Los Angeles, Sydney and Melbourne. We added routes connecting Kunming and Sydney, Qingdao and San Francisco, Nanjing and Vancouver and Hangzhou and Sydney. Last, we stabilized the allocation of our flight capacities for Japan, Korea and Southeast Asia markets. As a result of these enhanced transit connection and expanded transit routes structures, in 2016, we experienced approximately 26.8%, 63.8% and 43.1% year-on-year growth in passenger flight capacity for Europe, North America and Australia markets, respectively; and our inter-airline transit volume and revenue grew by 24.2% and 21.4%, respectively. As of the end of 2016, by connecting to the route networks of other SkyTeam member airlines, our flights had access to 1,062 destinations in 177 countries. Meanwhile, we also continued to strengthen our cooperation with airlines which are not members of the SkyTeam Alliance. Due to our increasingly enhanced cooperation with Qantas Airways in joint sales, and ground services etc., and focusing around 69 routes, we and Qantas Airways opened up our respective VIP lounges in the PRC and Australia to each other. Through cooperating with British Airways, Royal Brunei Airlines and China Express Airlines in code sharing, we optimized our transit connection at London Heathrow Airport and enhanced the level of coverage of our route network in Southeast Asia.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese airlines. Our primary aircraft maintenance base is at Hongqiao International Airport. In 2011, we commenced use of a newly constructed wide-body aviation hangar at Hongqiao International Airport, which can accommodate the maintenance of two of our wide-body aircraft and one narrow-body aircraft. We have additional maintenance bases at Pudong International Airport and some of our provincial hubs. Our maintenance staff in Shanghai supervises the operation of our regional maintenance facilities. We employed approximately 11,621 workers as maintenance and engineering personnel as of December 31, 2016. Some of our aircraft maintenance personnel have participated in the manufacturer training and support programs sponsored by Airbus and Boeing. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. We entered into repair agreements of seven types of electronics materials with Honeywell and we expect in the next two years to save US$338,000 of material repairing costs.

On November 6, 2007, we entered into a joint venture with United Technologies Corp., or UTC, to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd., or Pratt & Whitney, for performing maintenance and repairs on aircraft engines. We and UTC contributed US$20,145,000 and US$19,355,000, respectively, to the registered capital and hold 51% and 49%, respectively, of the equity interests in the joint venture. Moreover, after our absorption of Shanghai Airlines, we took over its 15% equity interest in Boeing Shanghai Aviation Services Co., Ltd. ("Boeing Shanghai"). As of December 31, 2013, Boeing (China) Investment Co., Ltd., Shanghai Airport (Group) Co., Ltd. and Boeing (Asia) Services Investment Limited hold 35.3%, 25.0% and 24.7%, respectively, of the remaining equity interest. Boeing Shanghai was founded in 2006 with a registered capital of US$85,000,000, and operates a maintenance hangar with the capacity to provide aircraft modification and maintenance services for two wide-body aircraft and one narrow-body aircraft and provides aircraft modification and maintenance services. In addition, we also hold 50% of Shanghai Airlines' previous equity interest in Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute"). The remaining equity interest is held by Sichuan Haite High-Tech Co., Ltd. Shanghai Hute was founded in 2003 with a registered capital of RMB30,000,000, and provides maintenance services for aviation equipment. The enhancement of our maintenance capabilities allows us to perform various maintenance operations in-house and continue to maintain lower spare parts inventory levels.

Since December 2014, we have adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. ("Eastern Technology"), a wholly-owned subsidiary specializing in aircraft maintenance, to explore the transformation of supporting assets to operational assets.

In 2015, Eastern Technology engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate our centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment.

In 2016, other airlines such as Singapore Airlines, AirAsia and Royal Brunei Airlines became customers of Eastern Technology, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi.

Safety

The provision of safe and reliable air services for all of our customers is one of our primary operational objectives. We implement uniform safety standards and safety-related training programs in all operations. Our flight safety management division monitors and supervises our flight safety. We have had a flight safety committee since the commencement of our business, comprised of members of our senior management, to formulate policies and implement routine safety checks at our Shanghai headquarters and all provincial hubs. The flight safety committee meets monthly to review our overall operation safety record during the most recent quarter and to adopt measures to improve flight safety based upon these reviews. We have also implemented an employee incentive program, using a system of monetary rewards and discipline, to encourage compliance with the CAAC safety standards and our safety procedures. We periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. In 2011, we were awarded the "Flight Safety Five-star Award" by CAAC for our commitment to aviation and operations safety.

In 2013, we continued to strengthen our Safety Management System ("SMS"). We issued work implementation plans that provided specific measures to address risks such as lighting strikes, hard aircraft landings and communication systems failures. In addition, we established the Nantong Airport training base to provide additional training programs for our flight crews. Furthermore, we formulated the "Assessment and Remuneration Packages of Star-rating flight Crew Members", which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, discipline and provision of services. The management of each of our provincial hub operations is responsible for the flight safety operations at the respective hub under the supervision of our flight safety management division. We prepare monthly safety bulletins detailing recent developments in safety practices and procedures and distribute them to each of our flight crew, the maintenance department and the flight safety management department. The CAAC also requires us to prepare and submit semi-annual and annual flight safety reports.

Regarding the strengthening of the SMS, we have (i) organized training for the administrators of safety management of all operating units, deepened the understanding for the construction of SMS, laying the groundwork for SMS; (ii) followed our plans and orderly commenced the construction of the analytical network. We had a number of cooperation meetings, discussing the master framework, which carries the system. We also introduced the concept of safety indicators for operational progress, rendering safety management more comprehensible; and (iii) continuously improved the risks database of the relevant routes and airports, strengthening the application of the different databases on the actual process of operation.

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

We placed great emphasis on ensuring safe operation and will continue to do so. In 2015, we established an integrated management and control model incorporating regional management, safety audit and safety supervision to further improve our safety management and control system, and pushed ahead the establishment of the Management of Risk Control System (MORCS) to enhance safety risk prevention on an ongoing basis. We have also promoted phase 2 of the Electronic Flight Bag, focusing on technical difficulties such as operation of above plateau airports, and has been enhancing our research capability in flying technology, providing psychological support to our pilots and improving emergency drills to implement in-flight safety requirements strictly.

In 2016, we further enhanced our safety management system by strengthening the enforcement of safety responsibilities, strengthening our safety supervision and inspection, strengthening our risk control over special routes and international routes for long-haul flights, enhancing our operational risk alert abilities, boosting the quality of training for our pilots, improving our system for developing talents with core skills, enhancing our ability in handling security-related contingencies, and strictly implementing safety requirements for our flights. In 2016, we had 1,956,100 safe flying hours and 822,400 take-off and landing flights, which is an increase of 8.4% and 6.4%, respectively, over the same period last year.

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

In 2015, we established a routine inspection system and a contingency mechanism for its reporting website for external security breach. The data loss prevention (DLP) project was implemented and our information security management system passed the ISO27000 certification. In the future, we will further improve our security code review and management system; promote the construction of IPS at the internet portal and the information technology disaster backup centre to elevate the overall protection level on our information system security.

In 2016, we conducted information system emergency response training and commissioned the construction of our Xi’an disaster backup facility. In addition, we implemented security code review and security protection around the boundaries of our internet and data centre, optimized the multi-dimensional security protection system and elevated the overall security protection level on our information system.

We did not purchase any insurance for internet security.

Fuel Supplies

Fuel costs represented approximately 21.4% of our operating expense in 2016. Our aviation fuel expenditure in 2016 was RMB19,626 million, a decrease of 3.4% from RMB20,312 million in 2015 decrease in average price of fuel. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices.

In 2016, our total aircraft fuel cost was RMB19,626 million, a decrease of 3.5% from RMB20,312 million in 2015. This decrease was primarily due to a decrease in our average price of fuel by 13.6% as compared with last year, partially offset by an increase in our volume of refueling by 11.9% as compared with last year. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

Ground Facilities and Services

The center of our operations is Shanghai, one of China's principal air transportation hubs. Our Shanghai operations are based at Hongqiao International Airport and Pudong International Airport. We currently also operate from various other airports in China, including Yaoqiang Airport in Jinan, Lukou Airport in Nanjing, Liuting Airport in Qingdao, Luogang Airport in Hefei, Changbei Airport in Nanchang, Wushu Airport in Taiyuan, Zhengding Airport in Shijiazhuang, Lishe Airport in Ningbo, Tianhe Airport in Wuhan, Wujiaba Airport in Kunming and Xianyang Airport in Xi'an. We own hangars, aircraft parking and other airport service facilities at these airports, and provide ground services in these locations. We lease from CEA Holding certain buildings at Hongqiao International Airport where our principal executive offices are located.

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

Since August 2015, we have been constructing a foreign airline service center and examining the market-oriented operational mechanism for ground services to explore the transformation of supporting assets into operational assets further.

Marketing and Sales

Passenger Operations

Our marketing strategy with respect to passenger operations is primarily aimed at increasing our market share for all categories of air travelers. With respect to our Hong Kong and international routes, we are permitted to market our services based on price. We have limited flexibility in setting our airfares for domestic routes and adjust our domestic airfares in response to market demand. As part of our overall marketing strategy, we emphasize our commitment to safety and service quality. We believe that emphasis on safety is a critical component of our ability to compete successfully.

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the "Asia Miles" frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the "Eastern Miles" program, the number of members of the frequent flyer program reached over 22.8 million in 2014. The special services hotline "95530" call center was established and came into operation in 2004. In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch "Air-Rail Pass Transportation" products. Our domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport Co., Ltd., have formed an air-rail two-way transportation product, which has helped us broaden our customer resources.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail store owners by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. By the end of 2015, we had approximately 3.6 million new Eastern Miles members, with over 26.4 million members.

Our advertising, marketing and other promotional activities include the use of radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2016, Eastern E-Commerce established an e-commerce platform by integrating our online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as our official website, mobile application and member website were launched with success, and a total of 12 updates were made to our mobile application. In addition, we identified cooperative partners in non-aviation points to further enrich the applications of aviation points and the variety of integrated products offered, with 133 malls and 89 cooperative partners participating in the sales of non-aviation points. As a result, we recorded 106% and 505% year-on-year growth in our revenues from the sales of mileage points and integrated products, respectively.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns, upgrading and expanding the services offered by our online sales system. In 2012, we introduced "China Eastern Mobile E", a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. In 2013, we introduced a new version of China Eastern Mobile E and increased the application of "China Eastern Mobile E" to 14 airports. In 2016, we introduced the English version of "China Eastern Mobile E" to our customers. In addition, we introduced “M Website”, a website portal that provides mobile flight booking, flight status and online checking services and applied several third-party payment platforms to our ticket booking system.

By September 2014, the mobile platform realized self-service applications such as mobile check-in of 139 domestic cities plus 3 overseas cities, self change of arrangement service for irregular flights, Eastern Miles QR code membership and the number of registered members amounted to 800,000 people with the mobile sales breaking a record of RMB3.60 million in a single day.

We also increased the success rate of website payment. At the end of September 2014, work regarding the international unified payment channel achieved a success rate of 62.1% and is still being optimized.

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

We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. The majority of our airline tickets are sold by domestic and international sales agents who have contractual relationships with us. Currently, our direct domestic ticket sales are handled primarily through employees based at our ticket counters located at airports such as Hongqiao International Airport and Pudong International Airport in Shanghai and in Anhui, Zhejiang, Shandong and Yunnan provinces, as well as at airports in Beijing, Chengdu, Fuzhou, Guangzhou, Hangzhou, Shenzhen, Xiamen and Yantai. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York, San Francisco and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg London, Moscow, Paris, Rome, Madrid, Brussels and Munich; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney. We maintain more than 50 overseas sales or representative offices as of December 31, 2014. As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association ("IATA"). The IATA represents approximately 240 airlines and comprises approximately 84% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC's computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011.

By the end of 2015, we have entered into frequent flyer and airport lounges agreements with 20 SkyTeam member airlines and implemented code- sharing programs covering 670 routes, as well as 336 routes with non-SkyTeam member airlines, which has further broadened the coverage of our route network. By the end of 2016, we implemented code-sharing programs with 12 SkyTeam member airlines and the number of code sharing routes with non-SkyTeam member airlines increased by 52% as compared to last year. We also cooperated with nine SkyTeam member airlines including Delta, Air France and KLM, China, Alitalia, Garuda Indonesia and Iberia in joint check-ins for 21 transit points.

By connecting to the route networks of other SkyTeam member airlines, we are able to offer our passengers seamless transit to 1,062 destinations in 177 countries under a single plane ticket with direct luggage services as of December 31, 2016. Passengers may also enjoy the comfort of approximately 672 VIP airport lounges of SkyTeam around the world. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2012, we leveraged on our internal resources to establish a business platform that provides diversified logistics and management solutions and services through Eastern Logistics, which includes the integrated operations of China Cargo Airlines and Shanghai Far Eastern Airlines Logistics Co., Ltd. Eastern Logistics is engaged in shipping agency, ground cargo handling, logistics, road freight transport (general freight), warehousing and property management. We believed Eastern Logistics would enable us to develop new revenue sources and diversify our ancillary operations, while responding to customer demand for one-stop cargo transportation and logistics services. See "Item 7. Major Shareholders and Related Party Transactions."

In response to the deteriorating aviation freight transportation market condition, we adopted measures such as surrendering and suspending freights, as well as reducing freight fleet scale significantly. We also adjusted our route network in order to stabilize our share in core markets. We fully pushed forward our transformation by developing value-added businesses such as logistics and freight expressway e-commerce. In respect of logistics business, we established six major logistics project teams for areas such as large- scale corporate projects, medical biotechnology, and aviation equipment based on product positioning. We visited major customers to proactively explore demand for logistics proactively. The development of brand customers and direct selling of major client cooperation projects provided logistics solutions to large and medium enterprises. In respect of freight expressway e-commerce, the establishment of the official eaemall.com website allows us to capitalize on the advantages in the network and centralized purchases for our business. Combining with its freight expressway delivery network, Eastern Airlines is able to provide fresh and direct supply of “from the origins to dining table.” Our subsidiary, Shanghai Eastern Airlines Express Delivery Company Limited, officially commenced operation of cross-border e-commerce in 2013 in the Shanghai Free Trade Zone.

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

We explored with full efforts the potential of bellyhold through the introduction of localized products, cargo-flight projects, removal of routes with"0 and low" income, international return flight expansion projects, implementation of the reward and punish system which increases volume and income, strengthening of monitoring of external sites and the addition of "newly added" customers, we consolidated the output of external sites and transformation units in 2016, resulting in an increase of 2.8% of bellyhold compared to the same period the previous year.

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

We also derive revenues from the provision of airport ground services for airlines operating to or from Hongqiao International Airport and Pudong International Airport, including aircraft cleaning, loading, unloading, storage and ground transportation of cargo and passenger luggage. At present we are the principal provider of these services at Hongqiao International Airport and Pudong International Airport. We provide these services to foreign carriers generally pursuant to one-year renewable contracts. In 2016, we generated net revenues of approximately RMB3,644 million from our airport ground services and cargo handling and processing services, compared with RMB3,296 million and RMB2,680 million, respectively, generated from such services in 2015 and 2014.

Patents and Trademarks

We own or have obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to our business. While patents, patent applications and trademarks are important to our competitive position, no single one is material to us as a whole. In addition, we own various trademarks related to our business. The most important trademark is the service trademark of China Eastern Airlines Corporation Limited. All of our trademarks are registered in China. As of December 31, 2016, we own or have obtained licenses to use 68 trademarks, the number remained stable as of December 31, 2014.

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited ("PICC"), and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd's of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which we also purchase insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any other agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines. See also "Item 3. Key Information — Risk Factors — Risks Relating to the Company — Our insurance coverage and costs have increased substantially, and could have an adverse effect on our operations" for more information on our insurance coverage."

C.	Organizational Structure

See the section headed "Item 4. Information on the Company — History and Development of the Company".

D.	Property, Plant And Equipment

Fleet

As of December 31, 2016, we operated a fleet of 596 aircraft, including 572 passenger aircraft, most with a seating capacity of over 100 seats, 9 freighters and 15 business aircraft held under trust. In 2016, we introduced 72 aircraft of various models, including A321, A320, A319, B737 and B777 series. With the complete retirement of EMB145 and B737-300 series aircraft, the variety of aircraft models of our fleet has been further streamlined and the fleet structure has been made younger.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2016:

	Number of
	Aircraft
	Owned
	and	Aircraft
	under	under	Total	Average
	Finance	Operating	Number	Age (in
	Lease	Lease	of Aircraft	years) (1)

Jet Passenger Aircraft:
Wide-body:
B777-300ER	16	-	16	1.2
B767	6	-	6	15.7
A330-300	11	7	18	8.4
A330-200	30	3	33	4.3
Narrow-body:
A321	66	-	66	4.1
A320	127	36	163	6.7
A319	33	3	36	4.1
B737-800	93	78	171	3.9
B737-700	55	8	63	8.0
B737-300(2)	-	-	-	-
EMB 145LR(2)	-	-	-	-
Total Passenger Aircraft:	437	135	572	5.4

Cargo Aircraft:
B747-400F	2	1	3	9.9
B777F	-	6	6	6.2
Total Cargo Aircraft:	2	7	9	7.4
Total number of passenger aircraft and freighters	439	142	581	5.4
	No. of custody
Business Aircraft			15
Total Fleet			596

(1)	The average aircraft age is weighted by the number of available seats.

(2)	These aircraft were retired from our fleet operation and were disposed in 2016.

Our daily average aircraft utilization rate was 9.7 hours in 2016, decreasing slightly from 10.0 hours in 2015.

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the years ended December 31, 2014 and 2015:

2014		2015
	(in hours)
Wide-body:
B777-300ER	10.7	14.0
B767	8.9	8.5
A340-600	10.5	-
A330-300	9.0	9.1
A330-200	13.4	13.5
Narrow-body:
A321	9.2	9.2
A320	9.9	10.0
A319	9.2	9.6
B737-800	10.0	10.1
B737-700	10.0	9.2
B737-300	7.0	6.6
EMB 145LR	5.7	-
Total Passenger Aircraft Average	9.4	10.0

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the year ended December 31, 2016:

2016
(in hours)
Jet Passenger Aircraft:
Wide-body:
B777-300ER	13.1
B767	8.8
A330-300	8.9
A330-200	13.5
Narrow-body:
A321	9.1
A320	9.8
A319	9.5
B737-800	9.4
B737-700	7.8
B737-300	-
Total Passenger Aircraft average	9.7

Cargo Aircraft:
B747-400F	11.2
B777F	13.1
Total Cargo Aircraft average	12.5
Total number of passenger aircraft and freighters average	9.7

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase fifty new Boeing B737 series aircraft which are expected to be delivered to us in stages from 2017 to 2019. On August 14, 2015, we also entered into a purchase agreement with Airbus SAS to purchase fifteen new Airbus A330 series aircraft, which are expected to be delivered to us in stages from 2017 to 2018. On April 28, 2016, we entered into a purchase agreement with Boeing Company to purchase 15 B787-9 aircraft, which are expected to be delivered to us in stages from 2018 to 2021. On the same day, we also entered into a purchase agreement with Airbus SAS to purchase 20Airbus A350-900 series aircraft, which are expected to be delivered to us in stages from 2018 to 2022.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Our fleet in the future will mainly comprise of models such as B777 Series for long haul, A330 Series for long-and-medium haul, and A320 Series and B737NG Series for medium-and-short haul. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2017 to 2018 are as follows:

	2017E		2018E
Model	Introduction	Retirement	Introduction	Retirement
Passenger aircraft
A319 Series	-	1	-	-
A320 Series	16	-	16	-
A321 Series	11		-	-
A330 Series	7	-	8	10
A350 Series	-	-	2	-
B787 Series	-	-	4	-
B777 Series	4	-	-	-
B767 Series	-	2	-	4
B737 Series	35	15	37	1
EMB-145LR	-	-	-	-
Total number of passenger aircraft	73	18	67	15
Freighters
B747-400F	-	-	-	-
Total number of freighters	-	-	-	-
Total	73	18	67	15

The actual quantity and time of the introduction and retirement of any of these aircraft or any additional aircraft may depend on such factors as general economic conditions, the levels of prevailing interest rates, foreign exchange rates, the level of inflation, credit conditions in the domestic and international markets, conditions in the aviation industry in China and globally, our financial condition and results of operations, our financing requirements, and the terms of any financing arrangements, such as finance leases, and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

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

Operating Facilities

We (including subsidiaries and branches) had operations on 661 parcels of land, occupying a total area of approximately 3.6 million square meters, as of December 31, 2016. In addition, as of December 31, 2016, we (including subsidiaries and branches) owned approximately 2,204 buildings with a total gross floor area of approximately 1.3 million square meters. We and major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining parcels and buildings. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2016.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRSs. This discussion may include forward- looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key information — D. Risk Factors" or in other parts of this Annual Report.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger and cargo airline services. Our overall capacity on an available tonne kilometer, or ATK, basis increased by 11.1%, from 25,203.0 ATKs in 2015 to 28,002.3 ATKs in 2016, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 13.5%, from 181,792.9 ASKs in 2015 to 206,249.3 ASKs in 2016. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 10.6%, from 17,820.4 RTKs in 2015 to 19,712.9 RTKs in 2016.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of our activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

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

The amount of revenue is not considered reliably measurable until all contingencies relating to the sale have been resolved. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform our annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash- generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Computer software costs

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of five years. Costs associated with developing or maintaining computer software programs are recognized as expenses when incurred.

Others

Others relate to the capitalized costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport Co., Ltd., respectively. These costs are amortized using the straight-line method over their useful lives of three years.

Property, plant and equipment

Property, plant and equipment are recognized initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

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

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

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

We also implement an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred.

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

Available-for-sale investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the other reserves until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss in other operating income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the other reserves to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as finance income and dividend income, respectively and are recognized in profit or loss as other operating income in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

We evaluate whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, we are unable to trade these financial assets due to inactive markets, we may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•               when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•               in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•               when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•               in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

Revenue recognition

We recognize traffic revenues in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. Unused tickets are recognized in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

Frequent flyer program

We operate frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers' revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits and estimated fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

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

Retirement benefits

We operate and maintain a defined retirement benefit plan, which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment etc. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

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

Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realizable value. The net realizable value is estimated based on current market condition, historical experience and our future operation plan for the aircraft and related spare parts. The net realizable value may be adjusted significantly due to changing market conditions and the future plan for the aircraft and related spare parts.

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

Operating Segments

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by our CODM. Our CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from our reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) to our audited consolidated financial statements.

A.	Operating Results

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in mil lions, except per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	85,253	88,245	90,185	93,969	98,904
Gain on fair value changes of derivative financial instruments	25	18	11	6	2
Other operating income and gains	1,833	2,725	3,685	5,269	5,469
Operating expenses	(82,759)	(89,412)	(87,823)	(86,619)	(91,889)
Operating profit	4,352	1,576	6,058	12,625	12,486
Finance income / (costs), net	(1,349)	576	(2,072)	(7,110)	(6,176)
Profit before income tax	3,137	2,217	4,113	5,667	6,497
Profit for the year attributable to the equity holders of the Company	3,072	2,373	3,410	4,537	4,498
Basic and fully diluted earnings per share (1)	0.27	0.20	0.27	0.35	0.33

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	2,512	1,995	1,355	9,080	1,695
Net current liabilities	(35,948)	(40,472)	(42,887)	(51,309)	(52,194)
Non-current assets	111,214	127,458	147,586	174,914	196,436
Long term borrowings, including current portion	(32,856)	(36,175)	(41,210)	(43,675)	(29,749)
Obligations under finance leases, including current portion	(21,858)	(23,135)	(38,695)	(52,399)	(61,041)
Total share capital and reserves attributable to the equity holders of the Company	20,207	26,902	29,974	37,411	49,450
Non-current liabilities	(53,530)	(58,404)	(72,928)	(83,674)	(91,876)
Total assets less current liabilities	75,266	86,986	104,699	123,605	144,242

(1)	The calculation of earnings per share for 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue.

2016 Compared to 2015

Revenues

Our revenues increased by 5.3%, from RMB93,969 million in 2015 to RMB98,904 million in 2016. Revenues increased in our passenger business operations, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, which was partially offset by decreased revenue in our cargo and mail business operations, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2016, we transported 101.74 million passengers, representing an increase of 8.5%, from 93.8 million passengers in 2015. Our total passenger traffic (as measured in RPKs) increased by 14.5%, from 146,342 million passenger-kilometers in 2015 to 167,529 million passenger-kilometers in 2016 and our total cargo and mail traffic (as measured in RFTKs) increased by 0.2%, from 4,865 million freight tonne-kilometers in 2015 to 4,875 million freight tonne- kilometers in 2016. Our average yield for our passenger operations decreased by 7.2% from RMB0.56 per passenger-kilometer in 2015 to RMB0.52 in 2016.

Our average yield for our cargo and mail operations decreased by 6.3%, from RMB1.33 per tonne-kilometer in 2015 to RMB1.25 per tonne-kilometer in 2016, primarily due to slumping cargo market and increasing competition from logistic companies that affected cargo demand and shipping fees.

The following chart sets forth our revenue breakdown for 2015 and 2016:

				2016 vs. 2015
	Year Ended December 31		Increase	% Increase
	2015	2016	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues	85,076	89,554	4,478	5.3
Passenger revenue	78,585	83,577	4,992	6.4
Cargo and mail revenue	6,491	5,977	(514)	(7.9)
Others (1)	8,893	9,350	457	5.1
Total Operating Revenue	93,969	98,904	4,935	5.3

(1)	Includes tour operations income, ground service income, cargo handling income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by RMB4,992 million, or 6.4%, from RMB78,585 million in 2015 to RMB83,577 million in 2016. This increase was primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, as well as actively seizing the opportunities brought by the international low oil prices and robust demand for outbound tourism.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for 64.8% of our total passenger traffic revenues in 2016, increased by 5.1%, from RMB51,523 million in 2015 to 54,137 million in 2016, primarily due to increased passenger demand. Compared to 2015, our domestic passenger traffic (as measured in RPKs) increased by 8.2%, from 98,304 million in 2015 to 106,361 million in 2016. The number of passengers carried on domestic routes increased by 7.4%, from 78.4 million in 2015 to 84.2 million in 2016. Our passenger-kilometers yield for domestic routes decreased by 2.6% from RMB0.55 per passenger-kilometer in 2015 to 0.53 in 2016.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for 3.7% of our total passenger traffic revenues in 2016, decreased by 1.6%, from RMB3,129 million in 2015 to RMB3,078 million in 2016, primarily due to the decrease in our passenger-kilometers yield for regional routes. The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by 4.0%, from 3.1 million in 2015 to 3.22 million in 2016. Our passenger-kilometers yield for regional routes decreased from RMB0.73 per passenger-kilometer in 2015 to 0.71 per passenger-kilometer in 2016.

International passenger traffic revenues, which accounted for 31.5% of our total passenger traffic revenues in 2016, increased by 10.2%, from RMB23,933 million in 2015 to RMB26,362 million in 2016. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 29.6% in 2016, from RMB43,848 million in 2015 to RMB56,821 million in 2016. The number of passengers carried on international routes increased by 16.8%, from 12.3 million in 2015 to 14.3 million in 2016. Our passenger-kilometers yield for international routes decreased from RMB0.56 per passenger-kilometer in 2015 to RMB0.47 per passenger-kilometer in 2016.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by 7.9%, from RMB6,491 million in 2015 to RMB5,977 million in 2016, which accounted for 6.7% of our total traffic revenues in 2016. Cargo and mail yield decreased by 6.3% from RMB1.33 in 2015 to RMB1.25 in 2016 per cargo tonne-kilometer, primarily due to the increased competition from other cargo carriers, which resulted in decreased shipping fees.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 17.2% of our total cargo and mail traffic revenues in 2016, decreased from RMB1,036 million in 2015 to RMB1,026 million in 2016. This decrease was primarily due to the increased competition from private owned logistic companies, which resulted in decreased shipping fees and cargo. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.09 per tonne-kilometer in 2015 to RMB1.07 per tonne-kilometer in 2016.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 6.3% of our total cargo and mail traffic revenues in 2016, slightly decreased by 1.6%, from RMB380 million in 2015 to RMB374 million in 2016. Our freight tonne- kilometers yield for regional routes decreased from RMB3.01 per tonne-kilometer in 2015 to RMB2.98 per tonne-kilometer in 2016.

International cargo and mail traffic revenues, which accounted for 76.5% of our total cargo and mail traffic revenues in 2016, decreased by 9.8%, from RMB5,075 million in 2015 to RMB4,576 million in 2016, due to increased competition from foreign cargo carriers which resulted in decreased shipping fees. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne- kilometers yield for international routes decreased from RMB1.34 per tonne-kilometer in 2015 to RMB1.24 per tonne-kilometer in 2016.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues increased by 5.1%, from RMB8,893 million in 2015 to 9,350 million in 2016.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2015 and 2016:

			2016 vs. 2015
	Year Ended December 31,		Increase	% Increase
	2015	2016	(Decrease)	(Decrease)
	(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	(20,312)	(19,626)	(686)	(3.4)
Takeoff and landing charges	(10,851)	(12,279)	1,428	13.2
Depreciation and amortization	(10,471)	(12,154)	1,683	16.1
Wages, salaries and benefits	(16,459)	(18,145)	1,686	10.2
Aircraft maintenance	(4,304)	(4,960)	656	15.2
Impairment charges	(228)	(29)	(199)	(87.3)
Food and beverages	(2,469)	(2,862)	393	15.9
Aircraft operating lease rentals	(4,254)	(4,779)	525	12.3
Other operating lease rentals	(812)	(868)	56	6.9
Selling and marketing expenses	(3,651)	(3,133)	(518)	(14.2)
Civil aviation development fund	(1,826)	(1,945)	119	6.5
Ground services and other expenses	(5,479)	(5,058)	(421)	7.7
Indirect operating expenses	(5,503)	(6,051)	548	10.0
Total Operating Expense	(86,619)	(91,889)	5,270	6.1

Our total operating expenses increased by 6.1%, from RMB86,619 million in 2015 to RMB91,889 million in 2016 primarily due to the influence of further expansion of our operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, our various costs such as take-off and landing costs, food and beverages, and depreciation and amortization increased from the previous year. Our total operating expenses as a percentage of our operating revenues increased from 92.2% in 2015 to 92.9% in 2016.

Aircraft fuel expenses decreased by 3.4%, from RMB20,312 million in 2015 to RMB19,626 million in 2016. The decrease was primarily due to the decrease in our average price of fuel by 13.62%, partially offset by an increase in ourvolume of refuelling by 11.9%.

Take-off and landing charges, which accounted for 13.4% of our total operating expenses in 2016, increased by 13.2%, from RMB10,851 million in 2015 to RMB12,279 million in 2016, primarily due to the increase in our number of flights and the increase in our number of take-offs and landings. In particular, the numerous international routes newly launched by us and the increase in our number of flights for the North American routes led to more frequent international takeoffs and landings of wide-body aircrafts.

Depreciation and amortization increased by 16.1%, from RMB10,471 million in 2015 to RMB12,154 million in 2016, primarily due to the addition of 54 aircraft (self owned and under finance leases) to our fleet in 2016. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

Wages, salaries and benefits, which accounted for 19.7% of our total operating expenses in 2015, increased by 10.2%, from RMB16,459 million in 2015 to RMB 18,145 million, primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees. Additional information regarding the changes in our retirement benefits is disclosed in Note 37 to the consolidated financial statements.

Aircraft maintenance expenses, which accounted for 5.4% of our total operating expenses in 2016, increased by 15.2%, from RMB4,304 million in 2015 to RMB4,960 million in 2016, primarily due the net addition of 7 wide-body aircraft and 39 narrow-body aircraft, which led to an increase in maintenance fees for aircraft and engines. Meanwhile, we fitted our A330 aircraft with in-flight Wi-Fi and retrofitted equipment such as required navigation performance (RNP) systems in 2016, resulting in an increase in maintenance fees.

Food and beverage expenses increased by 15.9% from RMB2,469 million in 2015 to RMB2,862 million in 2016, primarily due to the increase in the number of passengers in carriage, especially the combined effect of the increase in the number of travelers on international long-haul flights and the higher standards required for the provision of international catering.

Aircraft operating lease rentals increased by 12.3%, from RMB4,254 million in 2015 to RMB4,779 million in 2016, primarily due to the introduction of 18 new aircraft under operating leases by us and the retirement of 15 aircraft under operating leases in 2016. Owing to factors such as the market environment and the commodity price level, the introduction of the new aircraft resulted in a significant increase in rentals compared to the retired aircraft.

Other operating lease rentals increased by 6.9%, from RMB812 million in 2015 to RMB868 million in 2016, primarily due to the increase in leasehold properties (including properties such as counters and VIP lounges).

Selling and marketing expenses, which accounted for 3.4% of our total operating expenses in 2015, decreased by 14.2%, from RMB3,651 million in 2015 to RMB3,133 million in 2016, primarily due to the increase in the proportion of direct sales for the year and changes in the policy on agency causing a decrease in the handling fees of the agency businesses.

The amount of civil aviation infrastructure levies payable to the CAAC increased by 6.5%, from RMB1,826 million in 2015 to RMB1,945 million in 2016, primarily due to the increase in the length of miles flown in 2015.

Ground services and other expenses decreased by 7.7%, from RMB5,479 million in 2015 to RMB5,058 million in 2016, primarily due to the decrease in the costs of subsidiaries.

Indirect operating expenses increased by 10.0%, from RMB5,503 million in 2015 to RMB6,051 million in 2016, primarily attributable to the significant increase in the costs associated with the expansion in the size of our fleet.

Fair Value Changes of Derivative Financial Instruments

Changes in fair value of derivative financial instruments decreased from a gain of RMB6 million in 2015 to a gain of RMB2 million in 2016. The difference was mainly due to the decrease in gains arising from fair value movement of interest rate swaps contracts.

Other Operating Income and Gains

Our other operating income mainly consists of income from cooperative routes, the rest being income from disposal of fixed assets and income from government grants. The total amount of our other operating income and gains increased by 3.8% from RMB5,269 million in 2015 to RMB5,469 million in 2016, primarily due to an increase in income from co-operation routes, income from government grants and gains from disposal of fixed assets. Other co-operation income represented income from co-operation routes granted to us by the PRC government and local governments as well as other subsidies granted by various local municipalities and other parties to encourage us to operate certain routes to cities where these municipalities are located.

Net Finance Costs

In 2016, our finance income was RMB96 million, representing an increase from RMB66 million in 2015, primarily due to an increase in the interest rates for our deposits which increased our interest income. Finance costs amounted to RMB6,272 million, representing a decrease of 12.6%, primarily due to the decrease in net exchange losses recognized during the year. In 2016, our exchange losses amounted to RMB3,543 million, representing a decrease of 29.0%.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company slightly decreased to RMB4,498 million in 2016, or 0.9%, as compared to a net profit of RMB4,537 million in 2015. The decrease is mainly due to the increase in income tax expense.

Property, Plant and Equipment

We had approximately RMB153,180 million of property, plant and equipment as of December 31, 2016, including, among other assets, aircraft, engines and flight equipment, representing a 15.0% increase from RMB133,242 million in 2015. The increase is mainly due to an increase in the number of aircrafts.

2015 Compared to 2014

Revenues

Our revenues increased by 4.2%, from RMB90,185 million in 2014 to RMB93,969 million in 2015. Revenues increased in our passenger business operations, primarily due to increased passenger demand, aircraft utilization rates and increase in scheduled flights, which was partially offset by decreased revenue in our cargo and mail business operations, primarily due to a general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

In 2015, we transported 93.8 million passengers, representing an increase of 11.9%, from 83.8 million passengers in 2014. Our total passenger traffic (as measured in RPKs) increased by 14.6%, from 127,750 million passenger-kilometers in 2014 to 146,342 million passenger-kilometers in 2015 and our total cargo and mail traffic (as measured in RFTKs) increased by 1.31%, from 4,802 million freight tonne-kilometers in 2014 to 4,865 million freight tonne- kilometers in 2015. Our average yield for passenger operations decreased by 8.2% from RMB0.61 per passenger-kilometer in 2014 to 0.56 in 2015.

Our average yield for our cargo and mail operations decreased by 14.2%, from RMB1.55 per tonne-kilometer in 2014 to RMB1.33 per tonne-kilometer in 2015, primarily due to the general slowdown of the global economy that affected cargo demand and, consequently, our cargo volumes.

The following chart sets forth our revenue breakdown for 2014 and 2015:

				2015 vs. 2014
	Year Ended December 31		Increase	% Increase
	2014	2015	(Decrease)	(Decrease)
	(in millions of RMB)
Traffic revenues	82,589	85,076	2,487	3.0
Passenger revenue	75,261	78,585	3,324	4.4
Cargo and mail revenue	7,328	6,491	(837)	(11.4)
Others (1)	7,596	8,893	1,297	17.1
Total Operating Revenue	90,185	93,969	3,784	4.2

(1)	Includes tour operations income, ground service income, cargo handling income, commission income and others.

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

International passenger traffic revenues, which accounted for 30.5% of our total passenger traffic revenues in 2015, increased by 17.9%, from RMB20,301 million in 2014 to RMB23,933 million in 2015. The increase was primarily due to increased international passenger demand, increased aircraft utilization rates and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by 24.6% in 2018, from RMB35,191 million in 2014 to RMB43,848 million in 2015. The number of passengers carried on international routes increased by 28.1%, from 9.6 million in 2014 to 12.3 million in 2015. Our passenger-kilometers yield for international routes decreased slightly from RMB0.59 per passenger-kilometer in 2014 to RMB0.56 per passenger-kilometer in 2015.

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

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for 16.0% of our total cargo and mail traffic revenues in 2015, decreased from RMB1,142 million in 2014 to RMB1,036 million in 2015. This decrease was primarily due to the increased competition from other cargo carriers, which resulted in decreased shipping fees and cargo and mail volume. Our freight tonne-kilometers yield for domestic routes decreased from RMB1.27 per tonne-kilometer in 2014 to RMB1.09 per tonne-kilometer in 2015.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 5.9% of our total cargo and mail traffic revenues in 2015, slightly decreased by 14.2%, from RMB443 million in 2014 to RMB380 million in 2015. Our freight tonne- kilometers yield for regional routes decreased from RMB3.47 per tonne-kilometer in 2014 to RMB3.01 per tonne-kilometer in 2015.

International cargo and mail traffic revenues, which accounted for 78.2% of our total cargo and mail traffic revenues in 2015, decreased by 11.6%, from RMB5,743 million in 2014 to RMB5,075 million in 2015, due to decreased demand in the international cargo and mail freight market as a result of the general slowdown of the international freight market. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne- kilometers yield for international routes decreased from RMB1.55 per tonne-kilometer in 2014 to RMB1.34 per tonne-kilometer in 2015.

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

Aircraft fuel expenses decreased by 32.8%, from RMB30,238 million in 2014 to RMB20,312 million in 2015. The decrease was primarily due to the decrease in the average price of fuel in response to general market trends. In 2015, we consumed of approximately 5.3 million tonnes of aviation fuel, representing an increase of 11.7% compared to 2014. In 2015, the average price of fuel decreased by 39.9% compared to that of 2014. Aircraft fuel expenses accounted for 23.5% of our total operating expenses in 2015, as compared to 34.4% in 2014.

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

Net Finance Costs

In 2015, our finance income was RMB66 million, representing a decrease from RMB88 million in 2014, primarily due to a decrease in average balances of short-term bank deposits. Finance costs amounted to RMB7,176 million, representing an increase of 232.2%, primarily due to an increase in net exchange losses recognized in 2015 as a result of an appreciation of USD against RMB.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased to RMB4,537 million in 2015, or 33.0%, as compared to a net profit of RMB3,410 million in 2014. The increase is mainly due to continuous improvement of our operating abilities and the decrease of jet fuel prices.

Property, Plant and Equipment

We had approximately RMB133,242 million of property, plant and equipment as of December 31, 2015, including, among other assets, aircraft, engines and flight equipment, representing a 21.8% increase from RMB109,439 million in 2014. The increase is mainly due to an increase in the number of aircrafts.

Inflation

According to the National Bureau of Statistics of China, China's overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.1% in 2014, 1.4% in 2015, and 2.0% in 2016. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

B.	Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations, short-term bank loans and the issuance of corporate bonds. As a result, our liquidity could be materially and adversely affected if there is any delay in obtaining bank loans or a significant decrease in demand for our services.

As of December 31, 2014, 2015 and 2016, we had RMB1,355 million and RMB9,080 million and RMB1,695 million, respectively, in cash and cash equivalents; RMB59,189 million, RMB66,712 million and RMB56,732 million, respectively, in outstanding borrowings; and RMB38 million, RMB35 million and RMB43 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB52,194 million. Therefore, the directors of the Company ("Directors") have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2016, we had total unutilized credit facilities of RMB46.38 billion from various banks. See the discussion below under "– Working Capital and Liabilities".

We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures, for at least the next 12 months. However, additional cash may be required due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue.

In 2016, we generated a net cash inflow from operating activities of RMB24,893 million as a result of cash generated from operations of RMB26,154 million less income tax we paid in 2016. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB24,464 million and positive changes in working capital of RMB1,690 million. The operating profit before working capital changes of RMB24,464 million was a result of the profit before income tax of RMB6,497 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non- current assets of RMB12,345 million, (ii) net foreign exchange losses of RMB3,246 and (iii) interest expenses of RMB2,641 million. Positive changes in working capital mainly consisted of (i) sales in advance of carriage of RMB1,836 million and (ii) other payables and accruals of RMB1,424 million, partly offset by (i) other long-term liabilities of RMB883 million and (ii) prepayments and other receivables of RMB839 million.

In 2015, we generated a net cash inflow from operating activities of RMB24,325 million as a result of cash generated from operations of RMB25,535 million less income tax we paid in 2015. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB23,620 million and positive changes in working capital of RMB1,915 million. The operating profit before working capital changes of RMB23,620 million was a result of the profit before income tax of RMB5,667 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non- current assets of RMB10,710 million, (ii) net foreign exchange losses of RMB5,480, and (iii) interest expenses of RMB2,075 million. Positive changes in working capital mainly consisted of (i) trade and bills payable of RMB1,629 million, and (ii) other long-term liabilities of RMB1,164 million, partly offset by prepayments and other receivables of RMB2,011 million.

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

Cash Flows from Investing Activities

In 2016, our net cash outflow from investing activities was RMB37,180 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of new aircraft of RMB16,864 million and (ii) additions of property, plant and equipment of RMB21,533 million. These cash outflows were partly offset by (i) proceeds from disposal of assets classified as held for sale of RMB518 million and (ii) proceeds from disposal of property, plant and equipment of RMB690 million.

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

Cash Flows from Financing Activities

In 2016, our net cash inflow from financing activities was RMB4,634 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB39,159 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB26,545 million, (iii) proceeds from issuance of short-term debentures of RMB47,500 million and (iv) proceeds from issuance of long-term bonds of RMB12,526 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB36,728 million, (ii) repayments of long-term bank loans of RMB28,803 million, and (iii) repayments of short-term debentures of RMB46,000 million.

In 2015, our net cash inflow from financing activities was RMB11,083 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB26,916 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB24,572 million, and (iii) proceeds from issuance of short-term debentures of RMB21,500 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB34,767 million, (ii) repayments of long-term bank loans of RMB10,540 million, and (iii) repayments of short-term debentures of RMB10,000 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2016, our current liabilities exceeded our current assets by RMB52,194 million. In comparison, our current liabilities exceeded our current assets by RMB51,309 million as of December 31, 2015. Our current liabilities decreased by 8.5% primarily due to the decrease in the current portion of borrowings. Our current assets decreased by 31.2% in 2016 primarily due to the decrease in cash and cash equivalents. Short-term loans outstanding totaled RMB38,214 million and RMB 28,842 as of December 31, 2015 and 2016, respectively. Long-term outstanding bank loans totaled RMB28,498 million and RMB 27,890 million as of December 31, 2015 and 2016, respectively.

As of December 31, 2016, our long-term debt to equity ratio was 0.75. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2015 and 2016 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2015	2016
	(RMB in millions)
Secured	27,664	17,369
Unsecured	39,048	39,363
Total	66,712	56,732

Our maturity profile of interest-bearing borrowings as of December 31, 2015 and 2016 was as follows:

	As of December 31,
	2015	2016
	(RMB in millions)
Within one year	38,214	28,842
In the second year	10,306	4,833
In the third to fifth year inclusive	8,224	13,281
After the fifth year	9,968	9,776
Total	66,712	56,732

As of December 31, 2016, our interest rates relating to short-term borrowings ranged from 1.49% to 4.35%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 3.40% to 4.41%. Our bank loans are denominated in Renminbi and U.S. dollars. As of December 31, 2016, our total bank loans denominated in Renminbi amounted to RMB57,793 million, while our total bank loans denominated in U.S. dollars amounted to US$3.3 million. On March 6, 2014, our wholly-owned subsidiary EAO issued offshore CNY-denominated bonds in an amount of RMB2.5 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. We guaranteed the bond issue. On May 14, 2014, EAO issued offshore CNY- denominated bonds in an amount of CNY0.8 billion at 4.8% due 2017, listed on the Hong Kong Stock Exchange. We guaranteed the bond issue. See Note 34 to the consolidated financial statements for more information on our borrowings.

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

Capital Expenditures

As of December 31, 2016, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB123,019 million, including approximately RMB28,384 million in 2017 and approximately RMB32,306 million in 2018, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2016:

					More
		Less Than 1			Than
	Total	Year	1-2 Years	2-5 Years	5 Years
Long-Term Debt (1)	29,749	1,859	4,833	13,281	9,776
Capital Leases (2)	61,041	6,447	6,054	18,415	30,125
Operating Leases (3)	23,889	4,176	3,349	8,027	8,337
Unconditional Purchase Obligations (4)	123,019	28,384	32,306	47,317	15,012
Other Long-term Obligations (5)(6)	3,874	-	-	-	-
Post-retirement Benefit Obligations (5)	2,890	-	-	-	-
Deferred Tax Liabilities (5)	86	-	-	-	-
Short-term Bank Loans (7)	26,983	26,983	-	-	-
Interest Obligations
Under Finance Leases	9,790	1,677	1,471	3,490	3,152
Under Bank Loans	841	485	192	98	66
Fixed Rate	240	238	1	1	-
Variable Rate (8)	601	247	191	97	66
Total

Note

(1)	Excludes interest.
(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.
(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.
(4)	Primarily comprise capital expenditures.
(5)	Figures of payments due by period are not available.
(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our frequent flyer programs.
(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2016, the weighted average interest rate of our short-term bank loans was 2.55% per annum (2015: 2.57%).
(8)	For our variable rate loans, interest rates range from six month LIBOR + 75% to six months LIBOR + 375%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2016. A 25 basis points increase in the interest rate would increase interest expenses by RMB140 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than 1			After 5
Commitments/Credit Facilities	Committed	Year	1-3 Years	4-5 Years	Years
(RMB in millions)
Lines of Credit	46,380	28,361	17,395	-	624
Standby Letters of Credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Total	46,380	28,361	17,395	-	624

Taxation

We had carried forward tax losses of approximately RMB1,637 million as of December 31, 2016, which can be used to set off against future taxable income between 2017 and 2021.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China's EIT Law, which was approved by the National People's Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to increase the applicable corporate income tax rate gradually to 25% over the next five years from 2008. For the year ended December 31, 2015, the corporate income tax rate applicable to the Company and these subsidiaries was 25%. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The Company and subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5%, are generally subject to the PRC standard corporate income tax rate of 25%.

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

Name (1)	Age	Shares Owned	Position
Liu Shaoyong	58	-	Chairman of the Board of Directors
Ma Xulun	52	-	President and Vice Chairman
Li Yangmin	53	3,960 A Shares	Director and Vice President
Xu Zhao	48	-	Director
Gu Jiadan	60	-	Director
Tang Bing	50	-	Director and Vice President
Tian Liuwen	57	-	Director and Vice President
Li Ruoshan	68	-	Independent Non-executive Director
Ma Weihua	68	-	Independent Non-executive Director
Shao Ruiqing	59	-	Independent Non-executive Director
Cai Hongping	62	-	Independent Non-executive Director
Xi Sheng	54	-	Chairman of the Supervisory Committee
Ba Shengji	59	-	Supervisor
Hu Jidong	58	-	Supervisor
Feng Jinxiong	54	-	Supervisor
Jia Shaojun	49	-	Supervisor
Wu Yongliang	53	3,696 A Shares	Vice President and Chief Financial Officer
Feng Liang	52	-	Vice President
Jiang Jiang	52	-	Vice President
Wang Jian	43	-	Board Secretary and Company Secretary

Note:

(1) On June 15, 2016, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr Tang Bing and Mr. Tian Liuwen were elected as Directors of the eighth session of the Board of the Company, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping were elected as independent non-executive Directors of the eighth session of the Board of the Company, and Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun were elected as the shareholder supervisors of the eighth session of the Supervisory Committee of the Company at the 2015 annual general meeting of the Company. On the same day, Mr. Cai Hongping was appointed as a member of the Nominations and Remuneration Committee of the Board (in replacement of Mr. Shao Ruiqing). Mr. Li Ruoshan was appointed as a member of the Aviation Safety and Environment Committee (in replacement of Mr. Shao Ruiqing). Mr. Shao Ruiqing was appointed as member of Audit and Risk Management Committee and the Planning and Development Committee of the Board.

On June 15, 2016, Mr. Hu Jidong and Mr. Feng Jinxiong were elected as employee's representatives supervisors of the eighth session of the Supervisory Committee of the Company at the second joint meeting of team leaders in 2016 of the sixth session of the employee's representative's conference of the Company.

On June 15, 2016, Mr. Wang Jian, previously a joint company secretary of the Company, was appointed as the Company's company secretary.

On February 22, 2017, the fourth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board.

Directors

Mr. Liu Shaoyong, is currently the Chairman of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited. from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016. Mr. Liu is also currently the council member of International Air Transport Association and the council member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun, is currently the vice chairman and president of the Company, director, and vice party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as vice president of the Company with effect from November 2011. He served as party secretary of CEA Holding from November 2011 to December 2016. He served as director, president and vice party secretary of CEA Holding with effect from December 2016. Mr. Ma is also currently the vice president of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC certified accountant.

Mr. Li Yangmin, is currently a Director, party secretary and vice president of the Company, and vice party secretary and vice president of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. Since July 2010, he served as the Chairman of China Eastern Airlines Yunnan Co., Limited. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Limited. from February 2012 to January 2013. He served as the executive director of Eastern Airlines Logistics Co., Limited from December 2012 to June 2016. Since August 2016, he served as vice party secretary and vice president of CEA Holding. Mr. Li also served as a director of TravelSky Technology Limited and chairman of China Aviation Supplies Co., Limited. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Xu Zhao, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Gu Jiadan, is currently a Director of the Company. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Limited From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Limited. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines Co., Limited. Mr. Gu has served as the vice president and a party member of CEA Holding from July 2011 to December 2016. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist.

Mr. Tang Bing, is currently a Director, vice president of the Company, vice president and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Since December 2016, he served as the vice president of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, is currently a Director, vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines Co., Limited. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Li Ruoshan, is currently an independent Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the vice president of the Shanghai Accounting Society and Shanghai Auditing Society. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. Ma Weihua, is currently an independent Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited and Legend Holdings Corporation at the same time and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Limited. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Mr. Shao Ruiqing, is currently an independent Director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce and the independent director of China Shipping Haisheng Co., Limited., and SAIC Motor Corp Limited. Mr. Shao served as an independent Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. Cai Hongping, is currently an independent director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, independent non-executive director of China Oceanwide Holdings Limited (formerly known as Hutchinson Harbour Ring Limited, stock code: 715) from November 2014 to present and independent director and chairman of the audit committee of Minmetals Development Co., Limited from April 2015 to December 2015. He became an external director of China Minmetals Corporation with effect from December 2015. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the "Supervisory Committee"), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of five supervisors.

Mr. Xi Sheng, is currently the chairman of Supervisory Committee the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of executive committee of Asia Internal Audit Organisation. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Ba Shengji, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. Hu Jidong, is currently a supervisor, deputy party secretary and chairman of the labour union of the Company. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party working department of CEA Holding, and head of the party working department of CEA Holding. He was a member of the party standing committee and chairman of the labour union of the Company from December 2011 to August 2013; deputy party secretary, secretary of the disciplinary committee, and chairman of the labour union of the Company from August 2013 to August 2014; deputy party secretary and chairman of the labour union of the Company since August 2014; and supervisor of the Company since June 2016. Mr. Hu Jidong graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management.

Mr. Feng Jinxiong, is currently a Supervisor and general manager of the Audit Department of the Company and a head of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Limited from 2007 to 2009. Since February 2009, he has been general manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

Mr. Jia Shaojun, is currently a supervisor of the Company, and head of the financial department of CEA Holding. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding since May 2014. He has acted as supervisor of the Company since June 2016. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.

Senior Management

Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president and chief financial officer of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

Mr. Feng Liang, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established in September 2006. He has served as the chief engineer of the Company since August 2010, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

Mr. Jiang Jiang, is currently a vice president of the Company, and general manager of China Eastern Airlines Wuhan Co., Limited Mr. Jiang joined the civil aviation industry in 1986, and has worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as general manager and the deputy secretary of the party committee of the China Eastern Airlines Wuhan Co., Limited From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company and general manager of China Eastern Airlines Wuhan Co., Limited Since February 2017, he has served as the vice president of the Company and general manager of China Eastern Airlines Wuhan Co., Limited Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majored in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of Level 1 pilot.

Mr. Wang Jian, aged 42, is currently the Company’s Board secretary and company secretary. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board secretariat of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board secretariat of the Company in April 2012 to May 2016. From May 2016, he served as a secretary to the Board of the Company. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Retired Director and Supervisor During the Reporting Period

Mr. Ji Weidong, was an independent Director of the Company during the reporting period. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his master’s and doctoral degrees in law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. Yu Faming, was the chairman of the Supervisory Committee of the Company during the reporting period. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour and Human Resources of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour and Social Security of the PRC and head of the Training and Employment Department of the Ministry of Labour and Social Security of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. From May 2011 to July 2015, he has been a party member and head of party disciplinary inspection group of CEA Holding. He has served as the chairman of the Supervisory Committee of the Company from June 2011 to June 2016. He has been a party member of CEA Holding from July 2015 to February 2016. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Xu Haihua, was a supervisor of the Company during the reporting period. Mr. Xu joined the civil aviation industry in 1982. He served as the deputy secretary of the Party committee and secretary of the disciplinary committee of China Eastern Air Catering Investment Co., Limited from April 2005 to March 2010. He served as the deputy secretary of the Party committee, secretary of the disciplinary committee and chairman of the labour union of Eastern Air Tourism Investment Group Co., Limited from April 2010 to September 2012. He has been the head of the general office of the labour union of the Company from October 2012 to August 2014. He has been the vice chairman of the labour union of the Company and the Director of the General Office of the labour union from September 2014 to February 2016. He has been a supervisor of the Company from June 2015 to June 2016. Mr. Xu graduated from Macau International Public University majoring in business administration and obtained postgraduate qualification.

Mr. Sun Youwen, was the vice president of the Company during the reporting period. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of Eastern Jiangsu from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014. He has been a vice president of the Company from July 2014 to February 2017. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China, majored in aircraft driving and obtained an Executive Master of Business Administration degree from the Institute of Management of Fudan University.

B.	Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2016 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB5.9 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2016 are as follows:

Total
Name and Principal Position	RMB'000
Directors
Liu Shaoyong*	-
Ma Xulun*	-
Xu Zhao*	-
Gu Jiadan*	-
Li Yangmin*	-
Tang Bing*	-
Tian Liuwen*	-
Independent non-executive Directors
Li Ruoshan	160
Ji Weidong***	-
Shao Ruiqing	160
Ma Weihua	160
Cai Hongping**	100
Supervisors
Yu Faming*&****	-
Xi Sheng*	-
Xu Haihua*****	288
Feng Jinxiong	535
Ba Shengji*	-
Hu Jidong**	426
Jia Shaojun*&**	-
Senior Management
Wu Yongliang	851
Feng Liang	851
Jiang Jiang	-
Wang Jian	806
Sun Youwen	1,597
Total	5,934

*	These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding. The confirmation of remuneration of the Company’s senior management is based on the System Plan on the Work Position and Remuneration of China Eastern Airlines Corporation Limited;

**	These directors and supervisors of the Company were newly appointed during the year ended December 31, 2016. According to relevant regulations and assessment schemes, a portion of remuneration payment of the Company’s certain Supervisors and senior management was deferred according to assessment. The deferred remuneration payment for prior years received in 2016 by Mr. Hu Jidong, a Supervisor, Mr. Wu Yongliang, Vice President and Chief Financial Officer, Mr. Feng Liang, Vice President and Mr. Sun Youwen (Vice President in the report period) was approximately RMB233,900 per person and deferred remuneration payment for prior years received by Mr. Wang Jian, Board Secretary was approximately RMB220,900;

***	Mr. Ji Weidong has filed his retirement during the year ended December 31, 2015 and has fulfilled his responsibility until new director being appointed by the board in June 2016;

****	Mr. Yu Faming retired during the year ended December 31, 2016. Terms of service of Supervisor Mr. Hu Jidong started from June 15, 2016. Therefore, the remuneration disclosure period is from June to December 2016. Supervisor Mr. Xu Haihua ceased to be the supervisor of the Company since June 15, 2016. Therefore, the remuneration disclosure period is from January to June 2016;

*****	Mr. Xu Haihua retired during the year ended December 31, 2016. Terms of service of Mr. Jiang Jiang, Vice President, started from February 22, 2017; Mr. Sun Youwen (Vice President in the reporting period) is a pilot, whose salary includes the flight service benefits.

During the year ended December 31, 2016, no Directors or supervisors waived their compensation.

C.	Board Practices

All of our Directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. Two of the supervisors are employee representatives appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our current Directors, executive officers and supervisors have held their positions during their current term and the expiration of their current term.

Name (1)	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 15, 2016	June 30, 2019
Ma Xulun	Vice Chairman	June 15, 2016	June 30, 2019
	President	June 15, 2016	June 30, 2019
Li Yangmin	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Xu Zhao	Director	June 15, 2016	June 30, 2019
Gu Jiadan	Director	June 15, 2016	June 30, 2019
Tang Bing	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Tian Liuwen	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Li Ruoshan	Independent Non-executive Director	June 15, 2016	June 30, 2019
Ma Weihua	Independent Non-executive Director	June 15, 2016	June 30, 2019
Shao Ruiqing	Independent Non-executive Director	June 15, 2016	June 30, 2019
Cai Hongping	Independent Non-executive Director	June 15, 2016	June 30, 2019
Xi Sheng	Chairman of the Supervisory Committee	June 15, 2016	June 30, 2019
Ba Shengji	Supervisor	June 15, 2016	June 30, 2019
Hu Jidong	Supervisor	June 15, 2016	June 30, 2019
Feng Jinxiong	Supervisor	June 15, 2016	June 30, 2019
Jia Shaojun	Supervisor	June 15, 2016	June 30, 2019
Wu Yongliang	Vice President	June 15, 2016	June 30, 2019
	Chief Financial Officer	June 15, 2016	June 30, 2019
Feng Liang	Vice President	June 15, 2016	June 30, 2019
Jiang Jiang	Vice President	February 22, 2017	June 30, 2019
Wang Jian	Company Secretary	June 15, 2016	June 30, 2019

Note:

(1) On June 15, 2016, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr Tang Bing and Mr. Tian Liuwen were elected as Directors of the eighth session of the Board of the Company, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping were elected as independent non-executive Directors of the eighth session of the Board of the Company, and Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun were elected as the shareholder supervisors of the eighth session of the Supervisory Committee of the Company at the 2015 annual general meeting of the Company. On the same day, Mr. Cai Hongping was appointed as a member of the Nominations and Remuneration Committee of the Board (in replacement of Mr. Shao Ruiqing). Mr. Li Ruoshan was appointed as a member of the Aviation Safety and Environment Committee (in replacement of Mr. Shao Ruiqing). Mr. Shao Ruiqing was appointed as member of Audit and Risk Management Committee and the Planning and Development Committee of the Board.

On June 15, 2016, Mr. Hu Jidong and Mr. Feng Jinxiong were elected as employee’s representative's supervisors of the eighth session of the Supervisory Committee of the Company at the second joint meeting of team leaders in 2016 of the sixth session of the employee's representative's conference of the Company.

On June 15, 2016, Mr. Wang Jian, previously a joint company secretary of the Company, was appointed as the Company’s company secretary.

On February 22, 2017, the fourth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board.

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. Our audit and risk management committee comprises Mr. Li Ruoshan, Mr. Shao Ruiqing and Mr. Xu Zhao as the members of the Audit and Risk Management Committee and Mr. Li Ruoshan was appointed as the chairman of the Audit and Risk Management Committee. Mr. Li Ruoshan and Mr. Shao Ruiqing are independent non-executive directors. Mr. Xu Zhao, although as a Director, is not an affiliate as defined under Rule10A-3, since he (i) is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of China Eastern Airlines Inc.; and (ii) is not an executive officer of either China Eastern Airlines Inc. or any of its subsidiaries and does not receive any compensation from either China Eastern Airlines Inc. or any of its subsidiaries. Therefore, Mr. Xu Zhao falls into the safe harbor created by paragraph(e)(1)(ii)(A) under Rule10A-3 and shall be deemed not to be in “control” for purposes of the definition of “affiliate” under Rule10A-3. Our audit and risk management committee satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The audit and risk management committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders' meeting, the audit and risk management committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the audit and risk management committee. The audit and risk management committee holds at least three meetings each year. The audit and risk management committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The audit and risk management committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the audit and risk management committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit and risk management committee held ten meetings in 2016.

Nominations and Remuneration Committee

On June 29, 2007, the fifth session of the Board of the Company held the first meeting for 2007 and initially appointed Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang as the remuneration and appraisal committee of the Company (the "Remuneration and Appraisal Committee"), and Mr. Zhou Ruijin was elected as the chairman of Remuneration and Appraisal Committee. On March 19, 2010, the Board of the Company passed a resolution to merge the Nominations Committee of our Company and Remuneration and Appraisal Committee to form the Nominations and Remuneration Committee. On March 19, 2010, the Board approved the appointment of Mr. Liu Shaoyong, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong as the members of the Nominations and Remuneration Committee of the fifth session of the Board. Mr. Liu Shaoyong was elected as the chairman of the Nominations and Remuneration Committee. On April 27, 2012, we amended the Detailed Working Rules for the Nominations and Remuneration Committee, with retroactive effect from April 1, 2012. For remuneration related matters considered and approved by the Nominations and Remuneration Committee, duties of the Chairman shall be performed by an independent non-executive director from among the members of the Nominations and Remuneration Committee. See the announcement furnished to the SEC on Form 6-K dated April 27, 2012. Our Nominations and Remuneration Committee comprises three members: Mr. Liu Shaoyong, the Chairman, Mr. Ma Weihua and Mr. Cai Hongping, both of whom are independent non-executive directors. When considering and approving nomination related matters, the Nomination and Remuneration Committee will be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee will be chaired by Mr. Ma Weihua.

The Nominations and Remuneration committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders' meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. Prior to the establishment of the Nominations and Remuneration Committee, Remuneration and Appraisal Committee did not hold any meetings in 2009. Under the guidance of Remuneration and Appraisal Committee, we renewed liability insurance for our Directors, supervisors and senior management in 2015. The Nominations and Remuneration Committee held four meetings in 2016.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

The Planning and Development Committee comprises three members: Mr. Li Yangmin and Mr. Tang Bing both of whom are Directors, and Mr. Shao Ruiqin, an independent non-executive director. Mr. Li Yangmin is the chairman of the committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held seven meetings in 2016.

Aviation Safety and Environment Committee

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun and Mr. Li Yangmin, both of whom are Directors, and Mr. Li Ruoshan, an independent non-executive director. Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meetings in 2016.

D.	Employees

Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2014, 2015 and 2016, respectively:

	As of December 31,
	2014	2015	2016
Pilots	6,502	6,386	6,759
Flight attendants and other aircrew staff	12,203	13,225	15,494
Maintenance personnel	10,542	10,890	11,621
Sales and marketing	3,892	3,980	4,739
Operation control	2,004	1,983	2,180
Information technology	670	707	860
Management	4,072	4,125	4,001
Ground Services and others	30,261	29,737	29,679
Total	70,146	71,033	75,333

In 2016, we placed great emphasis on employees training by improving the structure of our training system, strengthening frontline training, intensifying management training and implementing an innovating cultivation model to nurture a team of excellent talents to better satisfy our business development needs and talent team building requirements. In 2016, we organized 182 sessions of multi-tier training with a total of 11,249 participants, and optimized the "Sailing Program", a training program for new management trainees incorporating closed-door training with seminars, experimental and inspirational teaching with 260 participants. Focusing on major topics such as project management and internet development, we organized management forums and invited domestic and international renowned scholars to deliver lectures and attend informational exchange sessions. We have developed our own “Lean Six Sigma Green-belt Program (Ver. 2.0)” with a view to continually optimizing our training system.

See Note 37 to our audited consolidated financial statements for changes in our retirement benefits.

E.	Share Ownership

See Item 6.A and Item 6.B above.

In 2012, we implemented an H shares appreciation rights scheme, under which H shares appreciation rights were granted to the Directors and senior management on November 30, 2012 at an exercise price of HK$2.67. The H share appreciation rights granted under this scheme are valid for a period of five years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal instalments within three years after the expiration of the lock-up period. For details, please refer to our announcements in the Form 6-K filed with the SEC dated August 29, 2012, October 19, 2012, November 9, 2012 and November 30, 2012.

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

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2016 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

				Percent of
				Total
			Percent of Class	Shares
Title of Class	Identity of Person or Group	Amount Owned	(%)	(%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	56.38	38.23
Domestic A Shares	China National Aviation Fuel Holding Company	586,300,252	5.98	4.05
H Shares	CES Global (2)	2,626,240,000	56.37	18.15
H Shares	HKSCC Nominees Limited (3)	4,181,677,289	89.75	28.90
H Shares	Delta Air Lines (4)	465,910,000	10.00	3.22

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware, as of December 31, 2016:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.

(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(3)	Among the 4,181,677,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta Air Lines, Inc. in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares

As of December 31, 2016, CEA Holding directly or indirectly held 56.38% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2016, there were 4,659,100,000 H Shares issued and outstanding. As of December 30, 2016 (December 31, 2016 being a Saturdary) and April 21, 2017, there were 41 and 40 registered holders, respectively, of American depositary receipts evidencing 2,009,506 and 1,950,955 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

Eastern Aviation Import and Export Corporation ("EAIEC"), a 55% owned subsidiary of CEA Holding

Import and Export Services (previously known as Import and Export Agency Services)

On August 30, 2013, we entered into an agreement relating to the renewal of the existing import and export agency agreement with EAIEC on substantially the same terms, pursuant to which EAIEC and its subsidiaries will from time to time as its agent provide the Group with agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group. The Import and Export Agency Renewal Agreement was effective for a term of three years from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into an agreement relating to the renewal of the existing Import and Export Agency Agreement with EAIEC, pursuant to which EAIEC and its subsidiaries will from time to time provide our Group with a range of import and export services including: (i) agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of the Group; (ii) the provision of transportation services as required by our Group in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies. The Import and Export Services Renewal Agreement (previously known as Import and Export Agency Renewal Agreement) is effective for a term of three years, from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2016, we paid handling charges of approximately RMB105 million to EAIEC. We currently have certain balances with EAIEC, which are unsecured, interest-free and have no fixed term of repayment. See Note 47(b) to our audited consolidated financial statements for more details.

China Eastern Airlines Media Co. Ltd. ("CEA Media") (previously known as Eastern Aviation Advertising Service Co., Ltd. ("Eastern Aviation Advertising")), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On August 30, 2013, we entered into an agreement relating to the renewal of the existing advertising services agreement with Eastern Aviation Advertising on substantially the same terms, pursuant to which Eastern Aviation Advertising and its subsidiaries will from time to time provide the Group with multi-media advertising services to promote its business and to organize promotional functions and campaigns to enhance its reputation in the civil aviation industry. The Advertising Services Renewal Agreement was effective for a term of three years, from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries will from time to time provide our Group with multi-media advertising services to promote our Group's business and to organize promotional functions and campaigns to enhance our Group's reputation in the civil aviation industry. The Advertising Services Renewal Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2016, we paid to Eastern Aviation Advertising approximately RMB36 million for advertising services.

Media Resources Agreement and Agreement with CES Media

On September 27, 2013, we entered into an agreement with CES Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CES Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. For the year ended December 31, 2016, Eastern Aviation Advertising paid approximately RMB17 million in media royalty fees.

China Eastern Air Catering Investment Co., Ltd. ("CEA Catering"), a 55% owned subsidiary of CEA Holding with the remaining by our Company

Catering Service Agreements

On August 30, 2013, we entered into an agreement relating to the renewal of the existing catering services agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries would from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs. The Catering Services Renewal Agreement was approved at the extraordinary general meeting of the Company held on October 29, 2013 and was effective for a term of three years, from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into an agreement relating to the renewal of the Existing Catering Services Agreement with CEA Catering, pursuant to which CEA Catering and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide our Group with catering services (including the supply of meals and beverages, cutlery and tableware) and related storage and complementary services required in the day-to-day airline and ground operation of our Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of our Group to accommodate the operational needs of our Group.

For the year ended December 31, 2016, we paid approximately RMB1,054 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

Eastern Air Group Finance Co., Ltd., ("Eastern Finance"), a 53.75% owned subsidiary of CEA Holding

On January 16, 2013, the Company entered into a supplemental agreement with Eastern Finance to further regulate the balances of our deposits and loans with Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated October 15, 2010 remained unchanged. For details, please refer to our announcement in the Form 6-K filed with the SEC dated January 16, 2013. On August 30, 2013, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance and CES Finance, pursuant to which Eastern Finance and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by Eastern Air Finance Entities; (ii) loan and financing services by Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees, credit references by Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed). The Financial Services Renewal Agreement was approved at the extraordinary general meeting of the Company held on October 29, 2013 and was effective for a term of three years, from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Finance and CES Finance, on substantially the same terms, pursuant to which Eastern Finance and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) agreed from time to time provide our Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services, such as: (a) the provision of services such as trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) the provision of services such as broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed). The Financial Services Renewal Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

As of December 31, 2016, we had deposits amounting to RMB1,296 million placed with Eastern Finance, which paid interest to us at 0.35% per annum. In addition, as of December 31, 2016, our Company did not have any loans from Eastern Finance.

CEA Development Co. ("CEA Development"), a wholly-owned subsidiary of CEA Holding

On August 30, 2013, we entered into an agreement relating to the renewal of the existing maintenance and repair services agreement with CEA Development on substantially the same terms, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) would from time to time provide certain services, including: (i) maintenance and repair services to our airplanes and automobiles that are used in ground services and daily operations; (ii) comprehensive services in relation to maintenance, repair and overhaul of aircraft, aviation equipment and ancillaries; (iii) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, aircraft portable water vehicle, aircraft sewage disposal vehicle, food cars, freight containers, freight board; (iv) aircraft on-board supplies; and (v) warehousing management (the “Maintenance and Repair Services Renewal Agreement”). Maintenance and Repair Services Renewal Agreement was effective for a term of three years, from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into the Complementary Services Renewal Agreement (previously known as the Existing Maintenance and Repair Services Agreement) with CEA Development, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide our Group with a range of services including: (i) supply of equipment and materials and provision of maintenance and repair services to our automobiles and equipment; (ii) provision of property management services; (iii) provision of hotel accommodation services; and (iv) other complementary aviation services. The Complementary Services Renewal Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2016, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB97 million.

Eastern Air Logistics Co., Ltd. ("Eastern Logistics"), an indirectly wholly-owned subsidiary of CEA Holding

Disposal of the entire equity interest in Eastern Air Logistics

On November 29, 2016, we entered into a disposal agreement with Eastern Airlines Industry Investment Company Limited, pursuant to which, we have conditionally agreed to sell, and Eastern Airlines Industry Investment Company Limited has conditionally agreed to purchase, their entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50, determined with reference to the relevant valuation report. Upon completion of the disposal, Eastern Logistics would cease to be a subsidiary.

Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics

As Eastern Logistics would cease to be our subsidiary, each member of the Eastern Logistics Group will become a connected person of us. Therefore, on November 29, 2016, we entered into the Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics. We will provide the following services to the Eastern Logistics Group, required for the daily operation of its freight logistics business: (i) aircraft maintenance and its ancillary support services; (ii) information technology support services; (iii) cleaning services; (iv) training services; and (v) other daily support services. The Eastern Logistics Group will provide us the following services required for our daily business operation: (i) apron transfer services, cargo terminal operation services and security inspection services; and (ii) other daily support services. The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of three years, commencing from the date on which the entire equity interest in Eastern Logistics is transferred from us to the Purchaser pursuant to the disposal agreement, and ending on December 31, 2019.

Bellyhold Space Management Agreement

As Eastern Logistics would cease to be our subsidiary, each member of the Eastern Logistics Group will become a connected person of us. Moreover, our bellyhold space business will be in competition with the all-cargo aircraft freight business of China Cargo Airlines. In view of this, within a certain period of time upon completion of the Disposal, entrusted management of bellyhold space will be arranged by us as a transitional solution to avoid competition. At such time as appropriate, we will negotiate with Eastern Logistics a thorough solution to the competition problem such as the buyout of the bellyhold space business. Therefore, On January 1, 2017, we entered into the Bellyhold Space Management Agreement with China Cargo Airlines. Under the Bellyhold Space Management Agreement, China Cargo Airlines is entrusted to manage our bellyhold space freight business, including the businesses of bellyhold cargo sales, settlement and relevant operational support in all of the passenger flights under us, our branches and subsidiaries. The Bellyhold Space Management Agreement is effective for a term of three years commencing January 1, 2017 until December 31, 2019.

Property Leases

On August 30, 2013, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding on substantially the same terms. Pursuant to the Property Leasing Renewal Agreement, we leased the following properties from CEA Holding and its subsidiaries, for use in our daily airline and other business operations:

(i) a maximum of 36 land properties owned by CEA Northwest, covering an aggregate site area of approximately 713,632 square meters together with a total of 172 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 240,601 square meters;

(ii) a maximum of three land properties owned by CEA Yunnan, covering an aggregate site area of approximately 43,258 square meters together with a total of 24 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 77,401 square meters;

(iii) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square meters located in Shijiazhuang;

(iv) building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square meters located in Taiyuan;

(v) a total of 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square meters located in Shanghai;

(vi) a total of 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and

(vii) other property facilities owned by CEA Holding as may be leased to us from time to time, due to our business needs

In addition to and on the terms and conditions to be further agreed, we will lease some of the properties legally owned or leased by us to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding. The Property Leasing Renewal Agreement was effective for a term of three years, from January 1, 2014 to December 31, 2016.

On August 30, 2016, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding. Pursuant to the property leasing renewal agreement, we will lease from CEA Holding and its subsidiaries the following properties, for use in our daily airlines and other business operations:

(a) altogether 17 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square metres together with a total of 81 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square metres;

(b) altogether three land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square metres together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square metres;

(c) one building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(d) a total of 67 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square metres;

(e) a total of 7 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square metres;

(f) altogether 16 land properties owned by CEA Northwest, covering an aggregate site area of approximately 393,929 square metres together with a total of 115 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 88,440 square metres;

(g) a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(h) other land and property facilities owned by CEA Holding as may be leased to us from time to time due to our business and operational needs.

In addition to the above and on terms and conditions to be further agreed, we will lease some of the properties legally owned or leased by us to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding. The property leasing renewal agreement will be effective for a term of three years from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2016, we paid a rental fee of RMB54 million under this property leasing renewal agreement.

Guarantee by CEA Holding

As of December 31, 2014, bonds issued by us in an aggregate amount of RMB4.8 billion were guaranteed by CEA Holding. As of December 31, 2015, bonds issued by us in an aggregate amount of RMB4.8 million guaranteed by CEA Holding. As of December 31, 2016, bonds issued by us in an aggregate amount of RMB7.8 million guaranteed by CEA Holding. See Note 47(d) to our audited consolidated financial statements.

Agreement in relation to Aircraft Finance Lease with CEA Leasing

On May 5, 2015, we entered into a master lease agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to us in relation to 23 aircraft in accordance with the terms and conditions of the master lease agreement and the relevant implementation agreements. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company.

On April 28, 2016, we entered into the 2016 Aircraft Finance Lease Framework Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to us in relation to the leased aircraft, as and when we consider desirable, in our interests and the interests of the Shareholders as a whole in accordance with the terms and conditions of the 2016 Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder. The 2016 Aircraft Finance Lease Framework Agreement was effective for a term of one year commencing January 1, 2016.

On April 28, 2016, we entered into the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to us in relation to the Leased Aircraft, as and when we consider desirable, in our interests and the interests of the Shareholders as a whole in accordance with the terms and conditions of the 2017–2019 Aircraft Finance Lease Framework Agreement and the relevant implementation agreements contemplated thereunder. The 2017–2019 Aircraft Finance Lease Framework Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2016, we paid a rental fee of RMB2,721 million under the 2016 Aircraft Finance Lease Framework Agreement.

Airline Service Agreement with TravelSky Technology Limited (“TravelSky”)

On December 11, 2015, the Company entered into the Airline Service Agreement (the “Agreement”) with TravelSky in Shanghai for a term commencing January 1, 2015 and ending December 31, 2016. Pursuant to the Agreement, TravelSky will provide the Group with an inventory control system, a computer reservation system, extended reservation services and related products and services, as well as civil aviation and commercial data network services. The Company will pay the service fees by reference to the standards set by the CAAC. The annual caps for the daily connected transactions between Travelsky and us in 2015 and 2016 were estimated to be RMB650 million and RMB730 million. Given that Mr. Li Yangmin, a Director and vice president of the Company is a director of Travelsky, Travelsky is a related party of us pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Please read "Item 18. Financial Statements" for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations.

Dividends and Dividend Policy

For the years ended December 31, 2010, 2011, 2012 and 2013, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB12,855 million, RMB8,039 million, RMB4,967 million and RMB2,595 million, respectively. Under PRC law, we cannot convert funds from common reserves to increase our share capital during this period. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2014, the retained earnings of the parent company were RMB21 million as of December 31, 2014. Based on the audited financial statements of the Company under IFRSs as of and for the year 2014, the accumulated loss of the parent company was RMB385 million. Pursuant to the PRC Company Law and its Articles of Association, the Company must recover losses incurred in previous years with its profit for the year before any dividend distributions are made to its shareholders. The basis of dividend distribution of the Company is the distributable profit of the parent company, which is subject to the principle of adopting the lesser of the profit after tax under the PRC accounting standards and IFRSs. As of December 31, 2014, the Company has been recording accumulated losses under IFRSs. The Board recommended that no dividend be distributed for the year 2014 and share capital of the Company not be increased through capitalization of its capital reserve. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2015, the retained profits of the parent company were RMB1,680 million as of December 31, 2015. Based on the audited financial statements of the Company under IFRSs as of and for the year 2015, the retained profits of the parent company were RMB1,164 million.

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus, that has not yet been submitted to general meeting for voting or has been approved by shareholders’ general meeting but not yet implemented, the issuance of securities may only proceed after such proposals have been implemented. Given that the Company’s application for non- public issuance of A shares was approved by the CSRC in January 2016 and will expire on July 5, 2016, if the Company had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 general meeting and the non-public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Company’s non-public issuance project and long-term development would have been severely hampered.

In consideration of factors such as shareholders’ interests and the Company’s development, the profit distribution proposal recommended by the Board of the Company for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve. The Group profit distribution proposal for the year 2015 will be submitted to the 2015 annual general meeting for consideration. The Board of the Company also intends for, a cash dividend distribution in the interim period for the year 2016 of not less than 40% of the net profit of the Company of the year 2015 under the PRC Accounting Standards.

On October 27, 2016, the interim profit distribution plan was approved at the extraordinary general meeting of the Company. The 2016 interim distribution was approximately RMB737.8 million in cash. Based on our total share capital of 14,467,585,682 shares, the cash distribution per share was RMB0.051 (before tax) in cash.

On March 30, 2017, the Board considered and approved the 2016 annual profit distribution proposal. It was recommended by the Board that the 2016 annual distribution be approximately RMB708.9 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.049 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.

The independent non-executive directors of the Company are of the view that the aforesaid annual profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the articles of association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company.

The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2016 general meeting of the Company. If the 2016 annual profit distribution proposal is approved at the general meeting, the Company expects that the cash distribution will be paid on August 10, 2017.

Our Board declares dividends, if any, in Renminbi, with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders' approval. The Bank of New York Mellon (the "BNYM"), as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less conversion expenses. Under PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board, if any, based on the foreign exchange conversion rate published by PBOC, on the date of the distribution of the cash dividend.

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

Pursuant to PRC laws and regulations, dividends may only be distributed after allowance has been made for: (i) recovery of losses, if any and (ii) allocations to the statutory surplus reserve. The allocation to the statutory surplus reserve is 10% of our net profit determined in accordance with PRC Generally Accepted Accounting Principles. Our distributable profits for the current fiscal year will be equal to our net profits determined in accordance with IFRSs, less allocations to the statutory surplus reserve.

B.	Significant Changes

Significant Post Financial Statements Events

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 50 H Shares, have been issued by BNYM as Depositary and are listed on the New York Stock Exchange. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange since November 5, 1997.

As of December 31, 2016, there were 4,659,100,000 H Shares issued and outstanding. As of December 30, 2016 (December 31, 2016 being a Saturday) and April 21, 2017, there were 41 and 40 registered holders, respectively, of American depositary receipts evidencing 2,009,506 and 1,950,955 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 9,808,485,682 domestic ordinary shares were also outstanding as of December 31, 2016.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2012 to April 21, 2017.

			New York Stock
	Hong Kong Stock Exchange		Exchange
	Price Per H Share		Price Per ADS
	(HK$)		(US$)
	High	Low	High	Low
Yearly
2012	3.20	2.19	20.66	14.03
2013	3.72	2.24	23.67	14.76
2014	4.05	2.30	26.57	14.85
2015	7.56	2.33	49.50	22.13
2016	4.87	3.26	31.59	21.20
Quarterly
2015
First Quarter 2015	4.08	2.33	32.29	22.13
Second Quarter 2015	7.56	4.86	46.55	32.30
Third Quarter 2015	7.07	3.61	49.50	23.29
Fourth Quarter 2015	5.15	3.80	33.04	24.83
2016
First Quarter 2016	4.43	3.26	27.34	21.20
Second Quarter 2016	4.87	3.84	31.59	24.83
Third Quarter 2016	4.64	3.52	29.72	22.91
Fourth Quarter 2016	3.84	3.29	24.38	21.38
Monthly
October 2016	3.77	3.42	24.38	22.30
November 2016	3.84	3.40	24.21	22.10
December 2016	3.80	3.29	23.94	21.38
First Quarter 2017
January 2017	4.03	3.54	25.96	22.76
February 2017	4.58	3.83	28.41	24.50
March 2017	4.99	4.06	30.90	26.10
April 2017 (up to April 21, 2017)	4.61	4.16	29.51	26.85

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share" (the "Special Regulations") and other relevant laws and regulations of the State. We are established by way of promotion with the approval under the document "Ti Gai Sheng" 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and obtained a business license from China's State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is 10001767-8. We changed our registration to Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company's business license is: Qi Gu Hu Zong Zi No. 032138.

We were incorporated in the PRC for the purpose of providing the public with safe, punctual, comfortable, fast and convenient air transport services and other ancillary services, to enhance the cost-effectiveness of these services and to protect the lawful rights and interests of shareholders.

Board of Directors

The Board of Directors shall consist of eleven (11) directors, who are to be elected at the shareholders' general meeting and will hold a term of office for three (3) years. At least one-third of the members of the Board of Directors shall be independent directors. The Directors are not required to hold shares of our Company.

Directors who are either directly or indirectly materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company (other than his contract of service with our Company) shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal is otherwise subject to the approval of the Board of Directors.

In accordance with our Articles, a director shall abstain from voting at a board meeting, the purpose of which is to approve contracts, transactions or arrangements that such director or any of his or her associates (as defined in the relevant rules governing the listing of securities) has a material interest in. Such director shall not be counted in the quorum for the relevant board meeting.

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

Our Articles provide that our Company shall not in any manner pay taxes for or on behalf of a director or make directly or indirectly a loan to or provide any guarantee in connection with the making of a loan to a director of our Company or of our Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition: (i) the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company; (ii) the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its directors, administrative officers to meet expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; (iii) our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

Our Articles do not contain any requirements for (i) the directors' power to vote compensation to themselves or any members of their body, in the absence of an independent quorum or (ii) the directors to retire by a specified age.

Description of the Shares

As of December 31, 2016, our share capital structure was as follows: 14,467,585,682 ordinary shares of which (a) 1,327,406,822 A shares subject to trading moratorium, which represented 9.18% of our share capital, were held by Shanghai Licheng Information Technology Consulting Co., Limited, China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Limited, respectively; (b) 8,481,078,860 A shares without trading moratorium, which represented 58.62% of our share capital, were issued to investors in China; and (c) 4,659,100,000 H shares without trading moratorium, which represented 32.20% of our share capital.

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

Pursuant to the Articles of Association, we may refuse to register a transfer of H Shares unless:

(1)	a fee (for each instrument of transfer) of HK$2.50 or any higher fee as agreed by the Stock Exchange has been paid to us for registration of any transfer or any other document which is related to or will affect ownership of or change of ownership of the shares;

(2)	the instrument of transfer only involves H Shares;

(3)	the stamp duty chargeable on the instrument of transfer has been paid;

(4)	the relevant share certificate and upon the reasonable request of the Board of Directors any evidence in relation to the right of the transferor to transfer the shares have been submitted;

(5)	if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four (4); or

(6)	we do not have any lien on the relevant shares.

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

Article 24: "The Company's registered capital is Renminbi 11,276,538,860."

The CSRC has enacted regulations in recent years that affect the corporate governance of PRC listed companies and Company Law has also been amended in various areas. As such, the Board proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company. Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders' general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments were approved at our Annual General Meeting that took place on June 13, 2010.

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

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. "

Provided that a reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year. "

Article 157 (F): "Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. "

Article 157 (G): "Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report. "

On June 26, 2013, our shareholders approved further amendments to the Articles of Association to reflect the expansion of our business scope and the completion of the issue of new shares, as follows:

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

On August 28, 2015, the Resolution on Amendments to Parts of the Terms of the Articles of Association was considered and approved at the seventeenth ordinary meeting of the seventh session of the Board of the Company. As authorized by the general meeting of the Company, the Board agreed to make amendments to corresponding terms in the Articles of Association in connection with the changes made to the share capital of the Company following the completion of the issue of H Shares of the Company to Delta Air Lines.

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

Article 24: "The registered capital of the Company is RMB13,140,178,860."

On June 16, 2016, our shareholders approved the amendments to the Articles of Association in relation to profit distribution.

The amendments to the Articles of Association are as follows:

Article 157(D): "Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor."

On July 4, 2016, the Resolution on Amendments to the Articles of Association was considered and approved at the second ordinary meeting of the eighth session of the Board of the Company, to in order to reflect the changes to the registered capital of the Company following the closing of the Share Issue.

The amendments to the Articles of Association are as follows:

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 14,467,585,682 shares.”

Article 21: "The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 32.20% of the total share capital of the Company."

Article 24: "The registered capital of the Company is RMB14,467,585,682."

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

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, stamp duty at the rate cited above for a sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary, or for the account of the depositary, should not result in any stamp duty liability. Holders of the ADSs are not liable for the stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with respect to persons passing away on or after February 11, 2006.

China Taxation

The following is a general summary of certain Chinese tax consequences of the acquisition, ownership and disposition of the H Shares and ADSs. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs, and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of China as in effect on the date of this Annual Report, as well as on the U.S.- China Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

In general, and taking into account the earlier assumptions, for Chinese tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the H Shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to Chinese tax.

Taxation of Dividends by China

Individual investors

The Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, provide that dividends from Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However on July 21, 1993, the Chinese State Tax Bureau issued a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals Numbered Guo Shui Fa [1993] No. 045, or No. 45 Document which provides that dividends from a Chinese company on shares listed on an overseas stock exchange, or Overseas Shares, such as H Shares (including H Shares represented by ADSs), would not be subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares.

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

On October 31, 2014, CSRC, MOF and STA together promulgated The Notice of the Relevant Tax Policy of the Pilot Program for the Shanghai-Hong Kong Stock Connect (Hereinafter refer to as Notice 81) which has been effective from November 17, 2014. Pursuant to Notice 81, for dividends acquired by mainland individual investors through investment in H-shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect, the H-share company shall apply to China Securities Depository and Clearing Corporation Limited (Hereinafter refer to as Chinese Clearing). Chinese Clearing shall provide the H-share company with the mainland individual's investor rosters. The H-share company withholds the individual income tax at the tax rate of 20%. For dividends acquired by mainland securities investment funds through investment in shares listed on the Hong Kong Stock Exchange via Hong Kong- Shanghai Stock Connect, the individual income tax shall be collected according to the regulations hereinbefore.

For dividends acquired by Hong Kong investors' (including enterprises and individuals) through investment in A-shares listed on the Shanghai Stock Exchange, before Hong Kong Securities Clearing Limited (Hereinafter refer to as Hong Kong Clearing) meet the conditions to provide Chinese Clearing with detailed data of investors' identity certification and time of shareholding, the different tax policy according to time of shareholding will temporarily not to be implemented. The listed company shall withhold the income tax at the tax rate of 10%, declare, and pay to the tax authorities.

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

In accordance with the Notice 81, (a) dividends acquired by mainland enterprise investors through investment in shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect will be accounted into their total income and subject to enterprise income tax according to the laws. Among those, for the dividends acquired by mainland enterprise investors through continuing holding H shares for 12 months, the enterprise income tax shall be exempted according to the laws; (b) the H-share company listed on the Hong Kong Stock Exchange shall apply to the Chinese Clearing to offer them the mainland enterprise investor rosters. The H-share company does not withhold income tax from dividends for mainland enterprise investors. The enterprises shall declare and pay by themselves; and (c) the mainland enterprise investors may apply for tax credits for dividends already withheld by non-H-share listed companies on the Hong Kong Stock Exchange when declaring and paying the enterprise tax income.

Tax Treaties

Non-Chinese investors resident in countries, which have entered into double-taxation treaties with China, may be entitled to a reduction of the withholding tax imposed on the payment of dividends to non-Chinese investors of our Company. China currently has double-taxation treaties with a number of other countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Notice 81 explicitly stipulated that for Hong Kong investors who are tax residents of other countries that have signed the tax agreement with China to regulate the tax rate for dividends, that income tax to be less than 10%, the enterprise or individual may, by themselves or withholding agents, apply for the treatment of the tax agreement to the tax authorities of listed companies. After examination and verification, the tax authorities shall reimburse the difference between the levied tax and the payable tax according to the tax agreement.

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

Notice 81 requires, (a) from November 17, 2014 to November 16, 2017, the income tax from transfer price difference will be temporarily exempted for mainland individual investors' investment in shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect; (b) for mainland individual investors, the business tax from transfer price difference in the trading of shares listed on the Hong Kong Stock Exchange through Hong Kong- Shanghai Stock Connect will be temporarily exempted according to current policy; and (c) the income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong individual investors' investment in A-shares listed on the Shanghai Stock Exchange.

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

According to Notice 81, Hong Kong investors shall pay stamp duty according to mainland current tax policy when trading, inheriting, gifting the A- shares listed on the Shanghai Stock Exchange through Hong Kong-Shanghai Stock Connect.

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

You are a "U.S. Holder" if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over it's administration, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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

Distributions on the H Shares or ADSs

Subject to the discussion below under "— Passive Foreign Investment Company", the gross amount of any distribution (without reduction for any withheld PRC tax) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are, with respect to ADSs, readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under "— Passive Foreign Investment Company".

Holders of H Shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is actually or constructively received by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Sale, Exchange or Other Disposition

Subject to the discussion below under "— Passive Foreign Investment Company", upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs, will be long-term capital gain or loss if the U.S. Holder's holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. Holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.

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

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year and we do not intend to become or anticipate becoming a PFIC for the current or any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2017 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

A U.S. Holder's adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certifying that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

•	provide a properly completed IRS Form W-8BEN, certifying your status as a non-U.S. Holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability or may be refunded to the extent they exceed such liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

Certain U.S. Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

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

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2016, the notional amount of our outstanding interest rate swap agreements was approximately US$1,636 million. The net fair value of the outstanding interest rate swap agreements gave rise to an asset of approximately RMB90 million. These interest rate swap agreements will expire between 2018 and 2025. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB148 million in 2015 and RMB140 million in 2016.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2016, the notional amount of the outstanding currency forward contracts was approximately US$440 million, which will expire in 2017.

Pursuant to IFRSs, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at year-end, at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2015 and 2016, we had foreign exchange losses of RMB5,480 million and RMB3,246 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2016 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
(Decrease)/Increase
U.S. dollar depreciates by 1%	377
Japanese yen depreciates by 1%	2
Euro depreciates by 1%	31
KRW depreciates by 1%	6

Fuel Hedging Risk

In order to control fuel costs, we enter into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, we reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments.

We engage in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, we lock in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in our Company incurring actual realized and unrealized settlement losses. If the oil price had increased or decreased by 5% compared to the closing price as of December 31, 2015, the fair value gain as of December 31, 2016 would have increased or decreased by approximately RMB981 million. All crude oil option contracts signed in past years were settled before December 31, 2012.

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

For the past annual period, from January 1, 2016 to December 31, 2016, the Company received from the depositary an aggregate of US$90,312.05 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$130,048.18.

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

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRSs.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young, an independent registered public accounting firm in Hong Kong, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2016, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young for the years ended December 31, 2015 and 2016, and all other fees billed for products and services provided by our principal accountants other than the audit fees and audit-related fees and tax fees:

	Audit-Related		All Other
	Audit Fees	Fees	Tax Fees	Fees
	(RMB)	(RMB)	(RMB)	(RMB)

2015	15,670,000	700,000	—	—
2016	17,790,000	460,000	101,000	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company's financial statements prepared under both of IFRSs & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2015 and 2016.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2016 primarily consist of fees for the verification services of greenhouse gas emissions for Airlines in accordance with EU commission regulation 600/2012 on the verification of GHG emissions report and the accreditation of verifiers pursuant to Directive 2003/87/EC.

Audit-Related fees for the year ended December 31, 2015 primarily consist of fees for the services provided in connection with the Company’s entering into the Master Lease Agreement with CES International Financial Leasing Corporation Limited ("CES Leasing").

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On November 9, 2012, we held an extraordinary general meeting to approve, among other things, the proposals for the non-public issuance of A Shares and H Shares to specific placees.

On April 9, 2013, the Company obtained an approval from the CSRC, pursuant to which the CSRC approved the non-public issue by the Company to CEA Holding and CES Finance of no more than 698,865,000 new A Shares. On April 16, 2013, the procedure for registration of the new A Shares with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd. was completed. The 698,865,000 new A Shares under this issue, at an issue price of RMB3.28 per share, are subject to a lock-up period of 36 months from the completion date of the issue and are expected to be listed on April 17, 2016.

The issuance of new H Shares was completed on June 21, 2013. A total of 698,865,000 new H Shares were issued to CES Global at the price of HK$2.32 per share.

Item 16F.	Changes in Registrant's Certifying Accountant

Not applicable.

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

NYSE Listed Company
Manual Requirements on
Corporate Governance
Company’s Practices
Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of ten Directors.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non- management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee	Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.	There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of two independent non-executive Directors and one Director, which also satisfies the requirement of Sections 303A.06.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors of the Company.

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
Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of the Company held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent nonexecutive directors of the Company.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled "Report of Directors" of our 2016 Hong Kong Annual Report, which can be accessed through the following link on our website:

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0424/LTN201704241471.pdf

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-82.

Item 19.	Exhibits

(a)	See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b)	Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on July 4, 2016 (English translation).(4)

2.1	Specimen Certificate for the H Shares.(1)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts.(2)

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties.(3)(5)

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS.(3)(5)

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company.(3)(5)

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company.(3)(5)

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company.(5)(6)

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company.(5)(6)

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS.(5)(6)

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company.(5)(7)

8.1	List of Subsidiaries (as of December 31, 2016).

11.1	Code of Ethics (English translation).(8)

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

Note:

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-6260), filed with the Securities and Exchange Commission on January 9, 1997.

(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-6284), filed with the Securities and Exchange Commission with respect to American Depositary Shares representing our H Shares.

(3)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 24, 2013.

(4)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K dated July 5, 2016.

(5)	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.

(6)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 22, 2015.

(7)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on April 25, 2016.

(8)	Incorporated by reference to our annual report on Form 20-F (File No. 001-14550), filed with the Securities and Exchange Commission on June 24, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 27, 2017

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2016, 2015 and 2014

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Eastern Airlines Corporation Limited at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 27, 2017

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel電話: +852 2846 9888 Fax傳真: +852 2868 4432 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). China Eastern Airlines Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, China Eastern Airlines Corporation Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Eastern Airlines Corporation Limited as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 of China Eastern Airlines Corporation Limited and our report dated April 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 27, 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2016, 2015 and 2014

(Amounts in millions except for per share data)

		2016	2015	2014
	Notes	RMB million	RMB million	RMB million
Revenues	5	98,904	93,969	90,185
Other operating income and gains	6	5,469	5,269	3,685
Gain on fair value changes of derivative financial instruments	8	2	6	11
		104,375	99,244	93,881
Operating expenses
Aircraft fuel		(19,626)	(20,312)	(30,238)
Take-off and landing charges		(12,279)	(10,851)	(9,440)
Depreciation and amortization		(12,154)	(10,471)	(9,183)
Wages, salaries and benefits	9	(18,145)	(16,459)	(11,270)
Aircraft maintenance		(4,960)	(4,304)	(4,453)
Impairment charges	10	(29)	(228)	(12)
Food and beverages		(2,862)	(2,469)	(2,364)
Aircraft operating lease rentals		(4,779)	(4,254)	(4,502)
Other operating lease rentals		(868)	(812)	(637)
Selling and marketing expenses		(3,133)	(3,651)	(4,120)
Civil aviation development fund		(1,945)	(1,826)	(1,656)
Ground services and other expenses		(5,058)	(5,479)	(4,998)
Indirect operating expenses		(6,051)	(5,503)	(4,950)

Total operating expenses		(91,889)	(86,619)	(87,823)

Operating profit	11	12,486	12,625	6,058
Share of results of associates	22	148	126	91
Share of results of joint ventures	23	39	26	36
Finance income	12	96	66	88
Finance costs	13	(6,272)	(7,176)	(2,160)

Profit before income tax		6,497	5,667	4,113
Income tax expense	14	(1,542)	(624)	(573)

Profit for the year		4,955	5,043	3,540

Other comprehensive income for the year

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	39	107	10	(11)
Fair value changes of available-for-sale investments, net of tax		40	87	13
Fair value changes of available-for-sale investments held by an associate, net of tax	22	(1)	7	(1)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		146	104	1
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax	37	(410)	196	(333)
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(410)	196	(333)

Other comprehensive income, net of tax		(264)	300	(332)

Total comprehensive income for the year		4,691	5,343	3,208

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the year ended December 31, 2016, 2015 and 2014

(Amounts in millions except for per share data)

		2016	2015	2014
	Notes	RMB million	RMB million	RMB million
Profit attributable to:
Equity holders of the Company		4,498	4,537	3,410
Non-controlling interests		457	506	130

Profit for the year		4,955	5,043	3,540

Total comprehensive income attributable to:
Equity holders of the Company		4,237	4,834	3,071
Non-controlling interests		454	509	137

Total comprehensive income for the year		4,691	5,343	3,208

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	15	0.33	0.35	0.27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016 and 2015

(Amounts in millions except for per share data)

		December 31,	December 31,
		2016	2015
	Notes	RMB million	RMB million
Non-current assets
Intangible assets	17	11,624	11,522
Property, plant and equipment	18	153,180	133,242
Investment properties	19	321	294
Lease prepayments	20	2,064	2,094
Advanced payments on acquisition of aircraft	21	23,357	21,207
Investments in associates	22	1,536	1,543
Investments in joint ventures	23	524	518
Available-for-sale investments	24	645	452
Other non-current assets	25	2,969	3,754
Deferred tax assets	38	79	243
Derivative financial instruments	39	137	45

		196,436	174,914
Current assets
Flight equipment spare parts	26	2,248	2,056
Trade and notes receivables	27	2,660	2,867
Prepayments and other receivables	28	9,231	8,446
Derivative financial instruments	39	11	-
Restricted bank deposits and short-term bank deposits	29	43	35
Cash and cash equivalents	30	1,695	9,080
Assets classified as held for sale	16	-	594

		15,888	23,078
Current liabilities
Sales in advance of carriage		7,677	5,841
Trade and bills payable	31	3,376	3,712
Other payables and accruals	32	20,250	19,057
Current portion of obligations under finance leases	33	6,447	6,109
Current portion of borrowings	34	28,842	38,214
Income tax payable		304	169
Current portion of provision for return condition checks for aircraft under operating leases	35	1,175	1,281
Derivative financial instruments	39	11	4

		68,082	74,387

Net current liabilities		(52,194)	(51,309)

Total assets less current liabilities		144,242	123,605

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2016 and 2015

(Amounts in millions except for per share data)

		31 December	31 December
		2016	2015
	Notes	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	33	54,594	46,290
Borrowings	34	27,890	28,498
Provision for return condition checks for aircraft under operating leases	35	2,495	2,222
Other long-term liabilities	36	3,874	3,990
Post-retirement benefit obligations	37	2,890	2,569
Deferred tax liabilities	38	86	8
Derivative financial instruments	39	47	97
		91,876	83,674
Net assets		52,366	39,931

Equity
Equity attributable to the equity holders of the Company
– Share capital	41	14,467	13,140
– Reserves	42	34,983	24,271
		49,450	37,411
Non-controlling interests		2,916	2,520

Total equity		52,366	39,931

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Retained profits/		Non-controlling	Total
	capital	reserves	(accumulated losses)	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at January 1, 2014	12,674	16,823	(2,595)	26,902	1,680	28,582
Profit for the year	-	-	3,410	3,410	130	3,540
Other comprehensive income	-	(339)	-	(339)	7	(332)
Total comprehensive income for the year	-	(339)	3,410	3,071	137	3,208
Dividends paid to non-controlling interests	-	-	-	-	(20)	(20)
Others	-	1	-	1	-	1
Balance at December 31, 2014	12,674	16,485	815	29,974	1,797	31,771
Profit for the year	-	-	4,537	4,537	506	5,043
Other comprehensive income	-	297	-	297	3	300
Total comprehensive income for the year	-	297	4,537	4,834	509	5,343
Issue of shares	466	2,389	-	2,855	-	2,855
Acquisition of non-controlling interests	-	(252)	-	(252)	252	-
Dividends paid to non-controlling interests	-	-	-	-	(38)	(38)
Transfer from retained profits	-	184	(184)	-	-	-
Balance at December 31, 2015	13,140	19,103 *	5,168 *	37,411	2,520	39,931
Profit for the year	-	-	4,498	4,498	457	4,955
Other comprehensive income	-	(261)	-	(261)	(3)	(264)
Total comprehensive income for the year	-	(261)	4,498	4,237	454	4,691
Issue of shares (Note 41)	1,327	7,213	-	8,540	-	8,540
Interim 2016 dividend	-	-	(738)	(738)	-	(738)
Dividends paid to non-controlling interests	-	-	-	-	(58)	(58)
Transfer from retained profits	-	144	(144)	-	-	-
Balance at December 31, 2016	14,467	26,199 *	8,784 *	49,450	2,916	52,366

*	These reserve accounts comprise the consolidated reserves of RMB34,983 million (2015: RMB24,271 million, 2014: RMB17,300 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

(Amounts in millions except for per share data)

		2016	2015	2014
	Notes	RMB million	RMB million	RMB million
Cash flows from operating activities
Cash generated from operations	45(a)	26,154	25,535	12,767
Income tax paid		(1,261)	(1,210)	(471)

Net cash flows from operating activities		24,893	24,325	12,296

Cash flows from investing activities
Additions to property, plant and equipment		(21,533)	(8,609)	(5,640)
Additions to lease prepayments		(86)	(82)	(109)
Additions to intangible assets	17	(232)	(109)	(79)
Advanced payments on acquisition of aircraft		(16,864)	(24,772)	(20,067)
Proceeds from disposal of assets classified as held for sale		518	4,227	344
Proceeds from disposal of property, plant and equipment		690	1,294	1,623
Proceeds from disposal of lease payments		56	47	-
(Increase)/decrease in restricted and short-term bank deposits		(1)	3	-
Proceeds from disposal of short term deposits		-	-	132
Purchase of a shareholding in a joint venture		-	-	(58)
Increase in shareholding in associates		-	(413)	-
Gain on disposal of an associate		12	-	-
Acquisition of a subsidiary, net of cash acquired		-	-	16
Purchase of available-for-sale investments		-	-	(7)
Interest received		96	66	88
Dividends received		164	92	75
Proceeds from disposal of interest in a subsidiary		-	49	-
Repayment of loans from an associate		-	372	-
Advances of loans to an associate		-	-	(369)
Proceeds from disposal of interests in available-for-sale investments		-	35	18

Net cash flows used in investing activities		(37,180)	(27,800)	(24,033)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2016, 2015 and 2014

(Amounts in millions except for per share data)

		2016	2015	2014
	Notes	RMB million	RMB million	RMB million

Cash flows from financing activities
Proceeds from issue of shares		8,540	2,855	-
Proceeds from draw-down of short-term bank loans		39,159	26,916	33,863
Repayments of short-term debentures		(46,000)	(10,000)	(4,000)
Repayments of short-term bank loans		(36,728)	(34,767)	(27,810)
Proceeds from issuance of short-term debentures		47,500	21,500	4,000
Proceeds from issuance of long-term debentures and bonds		12,526	-	3,300
Proceeds from government grants		-	-	3
Proceeds from draw down of long- bank loans and other financing activities		26,545	24,572	16,971
Repayments of long-term bank loans		(28,803)	(10,540)	(7,451)
Repayments of long-term bonds		(5,497)	-	(2,500)
Principal repayments of finance lease obligations		(8,606)	(6,350)	(3,250)
Interest paid		(3,206)	(3,065)	(1,994)
Dividends paid		(738)	-	-
Dividends paid to non-controlling interests of subsidiaries		(58)	(38)	(20)

Net cash flows from financing activities		4,634	11,083	11,112

Net (decrease)/increase in cash and cash equivalents		(7,653)	7,608	(625)
Cash and cash equivalents at beginning of year		9,080	1,355	1,995
Effect of foreign exchange rate changes		268	117	(15)

Cash and cash equivalents at December 31	30	1,695	9,080	1,355

1.	CORPORATE AND GROUP INFORMATION

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

The A shares, H shares and American Depositary Shares are listed on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on April 27, 2017.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

	Place of incorporation/ registration and	Issued ordinary/ registered share		Percentage of equity attributable to the Company
Name	address	capital		Direct	Indirect	Principal activities

		million
China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC 3 May 1993	RMB	2,000	62.56%	-	Provision of airline services

China Eastern Airlines Wuhan Co.,Ltd. (“CEA Wuhan”)	PRC 16 August 2002	RMB	1,750	60%	-	Provision of airline services

Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC 18 December 1995	RMB	694	100%	-	Provision of flight training services

Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC 16 March 2010	RMB	500	100%	-	Provision of airline services

China Cargo Airlines Co.,Ltd. (“China Cargo”)	PRC 22 July 1998	RMB	3,000	-	83%	Provision of cargo carriage service

China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC 19 November 2014	RMB	4,300	100%	-	Provision of airline maintenance services

Shanghai Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”)	PRC 23 August 2004	RMB	1,150	100%	-	Provision of cargo logistics services

Eastern Business Airlines Service Co., Ltd. (“Eastern Business Airlines Service”)	PRC 27 September 2008	RMB	50	100%	-	Provision of airlines consultation services

China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC 2 August 2011	RMB	3,662	90.36%	-	Provision of airline services

1.	CORPORATE AND GROUP INFORMATION (cont’d)

Particulars of the Company’s principal subsidiaries are as follows: (cont’d)

	Place and date of incorporation/ registration and	Issued ordinary/ registered share		Percentage of equity attributable to the Company
Name	business	capital		Direct	Indirect	Principal activities

		million
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong 10 June 2011	HKD	280	100%	-	Provision of import and export, investment, leasing and consultation services

China United Airlines Co., Ltd.(“China United Airlines”)	PRC 21 September 1984	RMB	1,320	100%	-	Provision of airline services

Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	RMB	70	100%	-	Provision of hotel services primarily to cabin crew

Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC 29 August 1992	RMB	50	100%	-	Tour operations, travel and air ticketing agency and transportation

China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC 21 November 2011	RMB	498	100%	-	Provision of research and development of technology and products in the field of aviation

China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”)	PRC 1 December 2014	RMB	50	100%	-	E-commerce platform and ticket agent

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2016. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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

Going concern

As at 31 December 2016, the Group’s current liabilities exceeded its current assets by approximately RMB52.19 billion. In preparing the financial statements, the Board conducts a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2017;
•	Unutilized banking facilities of approximately RMB46.38 billion as at 31 December 2016; and
•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

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

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 10,	Investment Entities: Applying the Consolidation Exception
IFRS 12 and IAS 28
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

Except for the amendments to IFRS 10, IFRS 12 and IAS 28, amendments to IFRS 11, IFRS 14, amendments to IAS 16 and IAS 41, amendments to IAS 27 and certain amendments included in Annual Improvements 2012-2014 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the amendments are described below:

(a)	Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)	the materiality requirements in IAS 1;
(ii)	that specific line items in the statement of profit or loss and the statement of financial position may be disaggregated;
(iii)	that entities have flexibility as to the order in which they present the notes to financial statements; and
(iv)	that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The amendments have had no significant impact on the Group’s financial statements.

(b)	Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

(c)	Annual Improvements to IFRSs 2012-2014 Cycle sets out amendments to a number of IFRSs. Details of the amendments are as follows:

a.	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale. The amendments are applied prospectively. The amendments have had no significant impact on the Group’s financial statements.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[1]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[4]
Amendments to IAS 7	Disclosure Initiative[4]
Amendments to IAS 40	Transfers to Investment Property[1]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[5]
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle[6]

[1]	Effective for annual periods beginning on or after 1 January 2018
[2]	Effective for annual periods beginning on or after 1 January 2019
[3]	No mandatory effective date yet determined but available for adoption
[4]	Effective for annual periods beginning on or after 1 January 2017
[5]	An entity choosing to apply the overlay approach retrospectively to qualifying financial assets does so when it first applies IFRS 9. An entity choosing to apply the deferral approach does so for annual periods beginning on or after 1 January 2018.
[6]	Effective for annual periods beginning on or after 1 January 2017 or 1 January 2018, as appropriate

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

In July 2014, the International Accounting Standards Board (“IASB”) issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from 1 January 2018. The Group is currently assessing the impact of the standard upon adoption and expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets.

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs and entities may use a full retrospective approach or modified retrospective approach upon adoption. The Group expects to adopt IFRS 15 on 1 January 2018 and plans to adopt the modified retrospective approach. Under the new standard, the adoption may have an impact on the allocation method to account for frequent flyer programs, which would impact the balance of the frequent flyer liability. The Group is currently evaluating other possible impacts from the new standard on the Group’s financial statements.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. For lessee accounting, the standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. For lessor accounting, the standard substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. The Group expects to adopt IFRS 16 on 1 January 2019. Management is still assessing the impact on the financial performance and position of the Group resulting from the adoption of IFRS 16 for the annual period beginning on 1 January 2019. Based on the Group’s undiscounted operating lease commitment of RMB23,889 million as set out in Note 46 to the financial statements, the adoption is expected to have an impact on the financial position and financial performance of the Group and the detailed assessment is still in progress.

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017. Based on the preliminary analysis, the Group anticipates that the adoption of IAS 12 in the future is unlikely to have significant impact on the Group’s financial statements.

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

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not premeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

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

Foreign currencies

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”.

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

Revenues from the provision of cargo handling services are recognized when the services are rendered.

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

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments.

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

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets

(i)	Goodwill

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

(iii)	Others

Others relate to the capitalized costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport Co., Ltd. respectively. These costs are amortized using the straight-line method over their useful lives of 3 years.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group.

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, financial assets, investment properties and non-current assets/a disposal group classified as held for sale), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

Lease prepayments

Lease prepayments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. When financial assets are recognized initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in other operating income and gains in profit or loss. The loss arising from impairment is recognized in profit or loss in finance costs for loans and in impairment charges for receivables.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investments and other financial assets (continued)

Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the other reserves until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss in other operating income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the other reserves to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as finance income and dividend income, respectively and are recognized in profit or loss as other operating income in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

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

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to impairment charges in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is removed from other comprehensive income and recognized in profit or loss.

In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss – is removed from other comprehensive income and recognized in profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss. Increases in their fair value after impairment are recognized directly in other comprehensive income.

The determination of what is “significant” or “prolonged” requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities primarily include trade and other payables, derivative financial instruments and borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss. The net fair value gain or loss recognized in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Loans and borrowings

After initial recognition, borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in profit or loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

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

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

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

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognized immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below the market value, then the profit or loss is deferred and amortized over the period for which the asset is expected to be used.

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

Business combinations

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

Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward contracts to manage part of these foreign currency risks. As at 31 December 2016, the foreign exchange forward contracts at notional value were RMB3,052 million . Details of foreign currency forward contracts are disclosed in Note 39 to the financial statements.

The following tables detail the Group’s exposure to major currency risk at the reporting dates:

	2016
	USD	EUR	JPY	KRW
	RMB million	RMB million	RMB million	RMB million

Trade and other receivables	1,575	99	10	152
Cash and cash equivalents	702	39	15	-
Deposits relating to aircraft under operating leases	140	-	-	-
Other non-current assets	267	-	-	-
Trade and other payables	(123)	-	(2)	(1)
Obligations under finance leases	(44,913)	-	(326)	-
Borrowings	(7,953)	(4,215)	-	(1,008)

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

Foreign currency risk (cont’d)

	2015
	USD	EUR	JPY	KRW
	RMB million	RMB million	RMB million	RMB million

Trade and other receivables	1,684	92	16	112
Cash and cash equivalents	7,755	56	36	-
Deposits relating to aircraft under operating leases	145	-	-	-
Other non-current assets	322	-	-	-
Trade and other payables	(124)	-	(3)	-
Obligations under finance leases	(50,342)	-	(344)	-
Borrowings	(36,943)	-	-	-

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2016		2015
		Effect on other		Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	profit or loss	income	profit or loss	income
	RMB million	RMB million	RMB million	RMB million

If RMB (weakens)/strengthens against the US dollars	(377)/377	23/(23)	(581)/581	-
If RMB (weakens)/strengthens against the Euro	(31)/31	-	1/(1)	-
If RMB (weakens)/strengthens against the Japanese Yen	(2)/2	-	(2)/2	-
If RMB (weakens)/strengthens against KRW	(6)/6	-	-	-

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

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates:

	2016	2015
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	1,695	9,080
Restricted bank deposits and short-term bank deposits	43	35
Borrowings	(15,419)	(34,823)
Obligations under finance leases	(61,041)	(52,399)
Interest rate swap at notional amount	11,352	9,474
Cross currency swap at notional amount	-	244

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(a)	Financial risk factors (cont’d)

Interest rate risk (cont’d)

	2016	2015
	RMB million	RMB million

Fixed rate instruments
Borrowings	(41,313)	(31,889)
Interest rate swap at notional amount	-	48

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2016		2015
		Effect on other		Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	profit or loss	income	profit or loss	income
	RMB million	RMB million	RMB million	RMB million

Floating rate instruments	(140)	21	(148)	18

Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for approximate 21% of the Group’s operating expenses (2015: 23%).

As at December 31, 2016, the Group had no open crude oil option contracts.

For the year ended December 31, 2016, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB981million higher/lower (2015: RMB1,016 million higher/lower).

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets are sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB922 million as at December 31, 2016 (2015: approximately RMB752 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

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

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 31 December 2016
Borrowings	30,262	5,670	14,961	10,813	61,706
Derivative financial instruments	11	33	8	6	58
Obligations under finance leases	8,123	7,526	21,905	33,277	70,831
Trade, bills and other payables	16,318	-	-	-	16,318

Total	54,714	13,229	36,874	44,096	148,913

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 31 December 2015
Borrowings	39,794	11,067	9,477	10,873	71,211
Derivative financial instruments	4	-	58	39	101
Obligations under finance leases	7,377	7,101	19,183	25,167	58,828
Trade, bills and other payables	15,433	-	-	-	15,433

Total	62,608	18,168	28,718	36,079	145,573

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Capital risk management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2016 and 31 December 2015.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2016 and 2015 were as follows:

	2016	2015
	RMB million	RMB million

Total liabilities	159,958	158,061
Total assets	212,324	197,992
Debt ratio	0.75	0.80

(c)	Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2016		2015
	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft held under operating leases included in other non-current assets	285	258	338	316

Financial liabilities
Long-term bank borrowings	27,890	28,075	28,498	28,088
Obligations under finance leases	54,594	50,408	46,290	43,626

Total	82,484	78,483	74,788	71,714

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short term maturities of these instruments.

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

Financial instruments measured at fair value

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2016, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2016	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	11	-	11
-Interest rate swaps (Note 39(a))	-	137	-	137
Available-for-sale investments	538	-	-	538

Total	538	148	-	686

Liabilities
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	11	-	11
-Interest rate swaps (Note 39(a))	-	47	-	47

Total	-	58	-	58

As at December 31, 2015	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
-Forward foreign exchange contracts (Note 39(b))	-	16	-	16
-Interest rate swaps (Note 39(a))	-	22	-	22
-Cross currency swap (Note 39(c))	-	7	-	7
Available-for-sale investments	317	-	-	317

Total	317	45	-	362

Liabilities
Derivative financial instruments
-Interest rate swaps (Note 39(a))	-	101	-	101

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

3.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

Assets and liabilities for which fair values are disclosed:

As at December 31, 2016	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	-	258	-	258

Liabilities
Long-term bank borrowings	-	28,075	-	28,075
Obligations under finance leases	-	50,408	-	50,408

Total	-	78,483	-	78,483

As at December 31, 2015	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	-	316	-	316

Liabilities
Long-term bank borrowings	-	28,088	-	28,088
Obligations under finance leases	-	43,626	-	43,626

Total	-	71,714	-	71,714

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

(b)	Frequent flyer programs

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers’ revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilization of these benefits fair values of the unredeemed miles. Different judgments or estimates could significantly affect the estimated deferred revenue for frequent flyer programs and the results of operations.

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

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Traffic revenues	89,554	85,076	82,589
- Passenger	83,577	78,585	75,261
- Cargo and mail	5,977	6,491	7,328
Tour operations income	3,113	3,491	3,047
Ground service income	2,850	2,546	2,168
Cargo handling and processing income	794	750	512
Commission income	92	78	94
Others	2,501	2,028	1,775

	98,904	93,969	90,185

6	OTHER OPERATING INCOME AND GAINS

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Subsidy income (Note (a))	4,531	4,131	3,627
Gain on disposal of property, plant and equipment	158	399	58
Gain on disposal of lease prepayments	3	1	-
Gain on disposal of available-for-sale investments (Note 24)	95	33	-
Dividend income from available-for-sale investments	28	13	-
Gain on disposal of an associate	12	-	-
Compensation from ticket sales agents	228	248	-
Gain on disposal of investments in subsidiary	-	41	-
Others (Note (b))	414	403	-

	5,469	5,269	3,685

Note:

(a)	Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognized for the years ended 31 December 2016, 2015 and 2014.

(b)	Others mainly represent compensation from transfer of the pilots.

7	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

The segment results for the year ended December 31, 2016 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	94,338	4,222	-	-	98,560
Inter-segment sales	-	782	(782)	-	-
Reportable segment revenue	94,338	5,004	(782)	-	98,560

Reportable segment profit before income tax	5,788	397	-	322	6,507

Other segment information

Depreciation and amortization	12,378	160	-	-	12,538
Impairment charges	22	7	-	-	29
Interest income	100	100	(104)	-	96
Finance expenses	2,553	280	(104)	-	2,729
Capital expenditure	34,631	776	-	-	35,407

7	SEGMENT INFORMATION (cont’d)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources (cont’d).

The segment results for the year ended December 31, 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	89,013	4,831	-	-	93,844
Inter-segment sales	555	468	(1,023)	-	-
Reportable segment revenue	89,568	5,299	(1,023)	-	93,844

Reportable segment profit before income tax	5,327	238	-	106	5,671

Other segment information

Depreciation and amortization	10,727	128	-	-	10,855
Impairment charges	93	1	-	134	228
Interest income	69	13	(16)	-	66
Finance expenses	1,935	270	(16)	-	2,189
Capital expenditure	37,706	591	-	-	38,297

The segment results for the year ended December 31, 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	86,031	3,715	-	-	89,746
Inter-segment sales	-	343	(343)	-	-
Reportable segment revenue	86,031	4,058	(343)	-	89,746

Reportable segment profit before income tax	3,946	32	-	142	4,120

Other segment information

Depreciation and amortization-	9,604	131	-	-	9,735
Impairment charges	20	2	-	-	22
Interest income	61	27	-	-	88
Finance expenses	1,707	250	-	-	1,957
Capital expenditure	35,922	464	-	-	36,386

The segment assets and liabilities as at December 31, 2016, 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At December 31, 2016
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

At December 31, 2015
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

7	SEGMENT INFORMATION (cont’d)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2016	2015	2014
	RMB million	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	63,730	61,222	60,531
Regional (Hong Kong, Macau and Taiwan)	3,516	3,569	3,799
International	31,658	29,178	25,855

Total	98,904	93,969	90,185

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

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Revenue
Reportable segment revenue		98,560	93,844	89,746
- Reclassification of business tax and expired sales in advance of carriage	(i)	344	125	521
- Adjustment of business combination under common control		-	-	(82)

Consolidated revenue		98,904	93,969	90,185

7	SEGMENT INFORMATION (cont’d)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements (cont’d):

		2016	2015	2014
	Note	RMB million	RMB million	RMB million

Profit before income tax
Reportable segment profit		6,507	5,671	4,120
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(10)	(4)	(4)
- Adjustments of business combination under common control		-	-	(3)

Consolidated profit before income tax		6,497	5,667	4,113

		2016	2015
	Notes	RMB million	RMB million

Assets
Reportable segment assets		210,051	195,709
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	31	41
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		212,324	197,992

	2016	2015
	RMB million	RMB million

Liabilities
Reportable segment liabilities	159,955	158,058
- Others	3	3

Consolidated liabilities	159,958	158,061

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRSs.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

8	GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Interest rate swap contracts (Note 39(a))	2	6	11

9	WAGES, SALARIES AND BENEFITS

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Wages, salaries, bonus and allowances	14,431	12,917	10,853
Employee welfare and benefits	235	436	238
Pension and medical insurance (Note 37(a) & (b))	2,375	2,042	2,025
Post-retirement benefits (Note 37(c))	-	-	(2,906)
Staff housing fund (Note (a))	868	817	826
Staff housing allowances (Note (b))	236	247	234

	18,145	16,459	11,270

Notes:

(a)	Staff housing fund

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

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

	2016
	Salaries and
	Allowance	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun*	-	-	-
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin*	-	-	-
Tang Bing*	-	-	-
Tian Liuwen*	-	-	-

Independent non-executive Directors
Li Ruoshan	160	-	160
Ji Weidong****	-	-	-
Shao Ruiqing	160	-	160
Ma Weihua	160	-	160
Cai Hongping*****	100	-	100

Supervisors-
Yu Faming*&******	-	-	-
Xi Sheng*	-	-	-
Xu Haihua*******	288	-	288
Feng Jinxiong	535	-	535
Ba Shengji*	-	-	-
Hu Jidong*****	426	-	426
Jia Shaojun*&*****	-	-	-

Total	1,829	-	1,829

9	WAGES, SALARIES AND BENEFITS (cont’d)

(c)	Emoluments of directors and supervisors(cont’d)

	2015
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	401	-	401
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	365	-	365
Tang Bing	358	-	358
Tian Liuwen***	419	-	419

Independent non-executive Directors
Liu Keya**	72	-	72
Ji Weidong****	-	-	-
Shao Ruiqing***	60	-	60
Li Ruoshan	120	-	120
Ma Weihua	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Xu Haihua***	298	-	298
Feng Jinxiong	610	-	610
Ba Shengji*	-	-	-

Total	2,823	-	2,823

	2014
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000

Executive Directors
Liu Shaoyong*	-	-	-
Ma Xulun	745	-	745
Xu Zhao*	-	-	-
Gu Jiadan*	-	-	-
Li Yangmin	669	-	669
Tang Bing	632	-	632

Independent non-executive Directors
Liu Keya	120	-	120
Ji Weidong	120	-	120
Shao Ruiqing********	-	-	-
Li Ruoshan	120	-	120
Ma Weihua	120	-	120

Supervisors
Yu Faming*	-	-	-
Xi Sheng*	-	-	-
Feng Jinxiong	436	-	436
Yan Taisheng********	175	-	175
Ba Shengji*	-	-	-

Total	3,137	-	3,137

*	These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**	Mr. Liu Keya retired during the year ended 31 December 2015.

***	These directors and supervisors of the Company were newly appointed during the year ended 31 December 2015.

9	WAGES, SALARIES AND BENEFITS (cont’d)

(c)	Emoluments of directors and supervisors (cont’d)

****	Mr. Ji Weidong has filed his retirement during the year ended 31 December 2015 and has fulfilled his responsibility until new director being appointed by the board in June 2016.

*****	These directors and supervisors of the Company were newly appointed during the year ended 31 December 2016.

******	Mr. Yu Faming retired during the year ended 31 December 2016.

*******	Mr. Xu Haihua retired during the year ended 31 December 2016.

********	These directors and supervisors of the Company retired during the year ended 31 December 2014.

During the years ended December 31, 2016, 2015 and 2014, no directors and supervisors waived their emoluments

(d)	Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2016 (2015 and 2014: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000

Wages, salaries, bonus and allowances	9,319	8,104	7,817

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals
	2016	2015	2014

HK$1,500,001 to HK$2,000,000	-	5	4
HK$2,000,001 to HK$2,500,000	5	-	1

	5	5	5

During the year ended December 31, 2016, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2015 and 2014: Nil).

10	IMPAIRMENT CHARGES

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Impairment charge on flight equipment spare parts	10	88	9
Impairment charges on property, plant and equipment	29	48	3
Impairment charge on interests in associates	-	33	-
Impairment charge on available-for-sale investments	-	100	-
Reversal of impairment charge of trade and other receivables	(10)	(41)	-

	29	228	12

11	OPERATING PROFIT

Operating profit is stated after charging the following items:

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Amortization of intangible assets	129	85	69
Depreciation of property, plant and equipment
– owned	6,388	5,350	5,688
– leased (finance leases)	5,563	4,972	3,368
Depreciation of investment properties	11	4	-
Amortization of long-term deferred assets included in other non-current assets	394	388	555
Amortization of lease prepayments	63	60	58
Consumption of flight equipment spare parts	1,198	974	712
Auditors’ remuneration	18	17	15

12	FINANCE INCOME

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Interest income	96	66	88

13	FINANCE COSTS

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Interest on bank borrowings	1,529	1,613	963
Interest relating to obligations under finance leases and post-retirement benefits	1,349	867	722
Interest relating to post-retirement benefit obligations	88	114	294
Interest on bonds and debentures	360	483	509
Interest relating to interest rate swaps	122	128	92

	3,448	3,205	2,580

Exchange losses, net (Note(b))	3,573	4,987	203

Less: amounts capitalized into advanced payments on acquisition of aircraft (Note(a))	(749)	(1,014)	(606)
amounts capitalized into construction in progress (Note(a))	-	(2)	(17)

	6,272	7,176	2,160

Note:

(a)	The average interest rate used for interest capitalization was 3.25% per annum for the year ended December 31, 2016 (2015: 3.09%, 2014: 2.69%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

14	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

PRC income tax	1,396	737	484
Deferred taxation (Note 38)	146	(113)	89

	1,542	624	573

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2015:16.5%; 2014: 16.5%).

The Company and subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2015: 25%; 2014: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the statutory tax rates to the effective tax rates, are as follows:

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Profit before income tax	6,497	5,667	4,113

Tax calculated at the tax rate of 25% (2015: 25%; 2014:25%)	1,624	1,417	1,028
Lower tax rates enacted by local authority	(102)	(156)	(41)
Share of results of associates and joint ventures	(47)	(38)	(31)
Expenses not deductible for tax	117	104	88
Effect in respect of post-retirement benefit plan	-	-	(560)
Utilization of previously unrecognized tax losses	(51)	(1)	-
Unrecognized tax losses for the year	13	20	86
Utilization of/unrecognized deductible temporary differences	(4)	(722)	3
Utilization of/unrecognized deductible temporary differences	(8)	-	-

Tax charge	1,542	624	573

Effective tax rate	23.73%	11.01%	13.93%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2016, 2015 and 2014, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,498 million (2015: RMB4,537 million, 2014: RMB3,410 million) and the weighted average number of shares of 13,811,136,000 (2015: 12,818,509,000 ; 2014: 12,674,269,000) in issue during the year ended December 31, 2016. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended December 31, 2016, 2015 and 2014.

16	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into several agreements with third parties to dispose of certain aircraft and related engines. As at 31 December 2015, the aircraft and engines were stated at the lower of carrying amount (RMB594 million) and their fair value less cost to sell (RMB622 million). In 2016, all the aircraft and engines were disposed and there were no aircraft and engines recognized as assets classified as held for sale as at 31 December 2016.

17	INTANGIBLE ASSETS

	Goodwill	Computer	Others
	(Note(a))	software	(Note(b))	Total
	RMB million	RMB million	RMB million	RMB million
Cost
At 1 January 2015	11,270	574	-	11,844
Additions	-	109	-	109
Disposals	-	(4)	-	(4)

At 31 December 2015	11,270	679	-	11,949

Additions	-	133	98	231
Disposals	-	-	-	-

At 31 December 2016	11,270	812	98	12,180

Accumulated amortization
At 1 January 2015	-	344	-	344
Charge for the year	-	85	-	85
Disposals	-	(2)	-	(2)

At 31 December 2015	-	427	-	427

Charge for the year	-	97	32	129
Disposals	-	-	-	-

At 31 December 2016	-	524	32	556

Net book amount
At 31 December 2015	11,270	252	-	11,522

At 31 December 2016	11,270	288	66	11,624

Note:

(a)	The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate applied to the cash flow projections is 13% (2015: 13%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2015: 3%), which includes the effect of inflation. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b)	The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).

18	PROPERTY, PLANT AND EQUIPMENT

During the year, the Group recognized an impairment loss of approximately RMB29 million relating to aircraft, engines and flight equipment (2015: RMB48 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at December 31, 2016, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB17,559 million (2015: approximately RMB29,147 million) were pledged as collateral under certain loan arrangements (Note 34).

As at 31 December 2016, the ownership certificates of buildings with a net carrying amount of RMB1,455 million (31 December 2015: RMB1,514 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

	Aircraft, engines and
	flight equipment			Other
		Held under		property, plant	Construction
	Owned	finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At 1 January 2016	80,402	89,146	7,993	7,486	1,771	186,798
Transfer from construction in progress	-	-	474	328	(802)	-
Transfer from advanced payments on acquisition of aircraft (Note 21)	12,236	4,354	-	-	-	16,590
Additions	9,411	4,485	5	651	1,477	16,029
Transfer from owned aircraft, engines and flight equipment	(7,398)	7,398	-	-	-	-
Transfer from aircraft, engines and flight equipment held under finance leases	7,245	(7,245)	-	-	-	-
Transfer to investment properties (Note 19)	-	-	(58)	-	-	(58)
Transfer to other non-current assets	-	-	-	-	(48)	(48)
Disposals	(2,243)	(1,074)	(90)	(264)	-	(3,671)

At 31 December 2016	99,653	97,064	8,324	8,201	2,398	215,640

Accumulated depreciation
At 1 January 2016	28,195	17,921	2,266	4,697	-	53,079
Charge for the year	5,561	5,563	273	554	-	11,951
Transfer from owned aircraft, engines and flight equipment	(352)	352	-	-	-	-
Transfer from aircraft, engines and flight equipment held under finance leases	3,038	(3,038)	-	-	-	-
Transfer to investment properties (Note 19)	-	-	(20)	-	-	(20)
Disposals	(1,858)	(1,016)	(69)	(52)	-	(2,995)

At 31 December 2016	34,584	19,782	2,450	5,199	-	62,015

Impairment
At 1 January 2016	362	108	-	7	-	477
Charge for the year	29	-	-	-	-	29
Disposals	(61)	-	-	-	-	(61)

At 31 December 2016	330	108	-	7	-	445

Net book amount
At 31 December 2016	64,739	77,174	5,874	2,995	2,398	153,180
At 1 January 2016	51,845	71,117	5,727	2,782	1,771	133,242

18	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and flight equipment			Other property,
	Owned	Held under finance leases	Buildings	plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
At January 1, 2015	71,456	67,571	8,236	7,001	2,116	156,380
Transfer from construction in progress	-	-	112	269	(381)	-
Transfer from advanced payments on acquisition of aircraft (Note 21)	9,615	15,224	-	-	-	24,839
Additions	3,770	6,752	57	413	929	11,921
Transfer to assets classified as held for sale	(783)	-	-	-	-	(783)
Transfer to investment properties (Note 19)	-	-	(344)	-	-	(344)
Transfer to other non-current assets	-	-	-	-	(881)	(881)
Disposals	(3,656)	(401)	(68)	(197)	(12)	(4,334)
At December 31, 2015	80,402	89,146	7,993	7,486	1,771	186,798

Accumulated depreciation
At January 1, 2015	26,804	13,253	2,013	4,430	-	46,500
Charge for the year	4,565	5,061	325	371	-	10,322
Transfer to assets classified as held for sale	(292)	-	-	-	-	(292)
Transfer to investment properties (Note19)	-	-	(46)	-	-	(46)
Disposals	(2,882)	(393)	(26)	(104)	-	(3,405)
At December 31, 2015	28,195	17,921	2,266	4,697	-	53,079

Impairment
At January 1, 2015	326	108	-	7	-	441
Charge for the year	48	-	-	-	-	48
Disposals	(12)	-	-	-	-	(12)
At December 31, 2015	362	108	-	7	-	477

Net book amount
At December 31, 2015	51,845	71,117	5,727	2,782	1,771	133,242
At January 1, 2015	44,326	54,210	6,223	2,564	2,116	109,439

19	INVESTMENT PROPERTIES

	2016	2015
	RMB million	RMB million

Cost
At 1 January	344	-
Transfer from property, plant and equipment (Note 18)	58	344

At 31 December	402	344

Accumulated depreciation
At 1 January	(50)	-
Transfer from property, plant and equipment (Note 18)	(20)	(46)
Charge for the year	(11)	(4)

At 31 December	(81)	(50)

Net book amount
At 31 December	321	294

As of December 31, 2016, the fair value of the investment properties was RMB604 million (2015: RMB497 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totaling RMB37 million (2015: RMB30 million) was received by the Group during the year in respect of the leases.

As at 31 December 2016, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB119 million (2015: RMB120 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

As at 31 December 2016	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Not measured at fair value
but fair value is disclosed:	RMB million	RMB million	RMB million	RMB million

Buildings	-	-	604	604

As at 31 December 2015	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Not measured at fair value
but fair value is disclosed:	RMB million	RMB million	RMB million	RMB million

Buildings	-	-	497	497

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2015: Nil).

Below is a summary of the valuation techniques used and the key inputs to the valuation of investment properties:

	Valuation techniques	Significant unobservable inputs	Range or weighted average
			2016	2015
Buildings - Plant	Discounted cash flow method	Estimated rental value (per s.q.m. and per month)	RMB11 to RMB154	RMB11 to RMB154
		Rent growth (p.a.)	2% to 6%	2% to 6%
		Long term vacancy rate	0% to 5%	0% to 5%
		Discount rate	4% to 6%	4% to 6%

Buildings - Office	Market Comparison Method	Selling price (per s.q.m.)	RMB19,000 to RMB55,556	RMB14,699 to RMB37,000

20	LEASE PREPAYMENTS

	2016	2015
	RMB million	RMB million

Carrying amount at 1 January	2,094	2,206
Recognised during the year	(30)	(112)

Carrying amount at 31 December	2,064	2,094

Lease prepayments represent unamortized prepayments for land use rights.

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	2016	2015
	RMB million	RMB million

At 1 January	21,207	20,260
Additions	17,991	24,772
Interest capitalized (Note 13)	749	1,014
Transfer to property, plant and equipment (Note 18)	(16,590)	(24,839)

At 31 December	23,357	21,207

22	INVESTMENTS IN ASSOCIATES

	2016	2015
	RMB million	RMB million

Unlisted investments, cost	1,069	1,266
Share of net assets	467	277

	1,536	1,543

The movements in investments in associates were as follows:

	2016	2015
	RMB million	RMB million

At 1 January	1,543	1,086
Additions	-	413
Share of results of associates	148	126
Share of revaluation on available-for-sale investments held by an associate	(1)	7
Provision for impairment	-	(33)
Dividend declared during the year	(154)	(56)

At 31 December	1,536	1,543

22	INVESTMENTS IN ASSOCIATES (cont’d)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2016		2015		2016	2015
		Million		Million

Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC 6 December 1995	RMB	2,000	RMB	2,000	25%	25%	Provision of financial services to group companies of CEA Holding

China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	RMB	350	RMB	350	45%	45%	Provision of air catering services

Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (Note)	PRC 28 March 2008	USD	40	USD	40	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services

New Shanghai International Tower Co., Ltd.	PRC 17 November 1992	RMB	167	RMB	167	20%	20%	Provision of property development and management

Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC 9 June 1993	RMB	80	RMB	80	45%	45%	Provision of aviation equipment, spare parts purchase

Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC 4 March 1986	RMB	200	RMB	200	45%	45%	Provision of aviation advertising agency services

Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC 27 September 2002	USD	7	USD	7	35%	35%	Provision of airline electronic product maintenance services

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

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2016	2015
	RMB million	RMB million

Share of the associates’ profit for the year	148	126
Share of the associates’ other comprehensive income	(1)	7
Share of the associates’ total comprehensive income	147	133
Aggregate carrying amount of the Group’s interests in the associates	1,536	1,543

23	INVESTMENTS IN JOINT VENTURES

	2016	2015
	RMB million	RMB million

Unlisted investments, at cost	352	352
Share of net assets	172	166

	524	518

The movements in investments in joint ventures were as follows:

	2016	2015
	RMB million	RMB million

At 1 January	518	505
Share of results	39	26
Dividend received during the year	(33)	(13)

At 31 December	524	518

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2016		2015		2016	2015
		Million		Million

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (Note)	PRC September 28, 2004	USD	73	USD	73	51%	51%	Provision of repair and maintenance services

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC December 28, 1995	USD	2	USD	2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC May 21, 1999	RMB	10	RMB	10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia March 9, 2007	AUD	11	AUD	11	50%	50%	Provision of flight training services

Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC April 9, 2003	RMB	30	RMB	30	50%	50%	Provision of equipment maintenance services

23	INVESTMENTS IN JOINT VENTURES (cont’d)

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated March 10, 2003, the Company has agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2016	2015
	RMB million	RMB million

Share of the joint ventures’ profit for the year	39	26
Share of the joint ventures’ total comprehensive income	39	26
Aggregate carrying amount of the
Group’s interests in the joint ventures	524	518

24	AVAILABLE-FOR-SALE INVESTMENTS

	2016	2015
	RMB million	RMB million

Listed equity investments, at fair value (Note (a))	538	317
Unlisted equity investments, at cost (Note(b))	107	135

	645	452

During the year, the gross gain in respect of the Group's available-for-sale investments recognized in other comprehensive income amounted to RMB100 million (2015: RMB122 million; 2014: RMB18 million).

The above investments consist of investments in equity securities which were designated as available-for-sale investments and have no fixed maturity date or coupon rate.

Note:

(a)	In March 2016, Shanghai Pudong Development Bank Co., Ltd. issued 6,846,637 RMB-denominated ordinary shares (A Shares) by way of non-public issuance to the Company in exchange of the Company’s equity interest in Shanghai International Trust Corp., Ltd.. The closing price of the shares of the day was 17.84 per share, resulting in an increase in listed equity investments, at fair value of RMB122 million, a decrease in unlisted equity investments, at cost of RMB27 million and a gain on disposal of RMB95 million was recorded.

(b)	As at 31 December 2016, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future.

25	OTHER NON-CURRENT ASSETS

	December 31,
	2016	2015
	RMB million	RMB million

Deposits relating to aircraft held under operating leases	285	338
Deferred pilot recruitment costs	1,182	1,243
Rebate receivables on aircraft acquisitions	83	974
Rental prepayment	426	450
Prepayment for acquisition of property, plant and equipment	299	156
Other long-term assets	694	593

	2,969	3,754

26	FLIGHT EQUIPMENT SPARE PARTS

	December 31,
	2016	2015
	RMB million	RMB million

Flight equipment spare parts	2,713	2,597
Less: provision for spare parts	(465)	(541)

	2,248	2,056

26	FLIGHT EQUIPMENT SPARE PARTS (cont’d)

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	December 31,
	2016	2015
	RMB million	RMB million

At 1 January	541	665
Accrual (Note 10)	10	88
Provision written off in relation to disposal of spare parts	(86)	(212)

At 31 December	465	541

27	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2016	2015
	RMB million	RMB million

Trade receivables	2,630	2,867
Notes receivable	30	-

At 31 December	2,660	2,867

An aged analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice date was as follows:

	2016	2015
	RMB million	RMB million

Within 90 days	2,324	2,608
91 to 180 days	167	105
181 to 365 days	102	90
Over 365 days	182	280

	2,775	3,083
Provision for impairment of trade and notes receivables	(115)	(216)

	2,660	2,867

Trade and notes receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

As at 31 December 2016, trade and notes receivables of RMB267 million (2015: RMB267 million) were past due but not impaired. The Group holds cash deposits of RMB764 million (2015: RMB540 million) from these agents. The ageing analysis of these trade and notes receivables was as follows:

	2016	2015
	RMB million	RMB million

Past due:
Within 90 days	167	213
91 to 180 days	30	28
181 to 365 days	70	26

	267	267

Movements in the Group’s provision for impairment of trade and notes receivables were as follows:

	2016	2015
	RMB million	RMB million

At 1 January	216	206
Receivables written off during the year as uncollectible	(100)	(2)
(Reversal of)/impairment of losses recognized	(1)	12

At 31 December	115	216

Included in the above provision for impairment of trade and notes receivables is a provision for individually impaired trade receivables of RMB66 million (2015: RMB156 million) with a carrying amount before provision of RMB66 million (2015: RMB156 million).

27	TRADE AND NOTES RECEIVABLES (cont’d)

The remaining impaired trade and notes receivables of RMB258 million as at 31 December 2016 relate to customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.

The net impacts of creation and release of provisions for impaired receivables have been included in “Impairment charges” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

28	PREPAYMENTS AND OTHER RECEIVABLES

	December 31,
	2016	2015
	RMB million	RMB million

Value added tax recoverable	1,746	2,226
Prepaid corporate income tax	283	413
Advance to suppliers	2,327	379
Prepaid aircraft operating lease rentals	382	346
Dividend receivable	-	22
Rebate receivables on aircraft acquisitions	1,489	1,610
Rental deposits	233	278
Amounts due from related parties (Note 47(c)(i))	616	139
Deposits relating to aircraft held under operating leases	140	145
Others	2,215	3,127

Subtotal	9,431	8,685
Provision for impairment of other receivables	(200)	(239)

	9.231	8,446

29	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	December 31,
	2016	2015
	RMB million	RMB million

Bank deposits with original maturity over a year	3	2
Restricted bank deposits	40	33

	43	35

30	CASH AND CASH EQUIVALENTS

	2016	2015
	RMB million	RMB million

Cash	3	5
Bank balances	1,692	9,075

	1,695	9,080

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB814 million (2015: RMB1,013 million).The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

31	TRADE AND BILLS PAYABLES

An aged analysis of the trade and bills payables as at the end of the reporting period was as follows:

	December 31,
	2016	2015
	RMB million	RMB million

Within 90 days	2,994	2,060
91 to 180 days	57	348
181 to 365 days	83	461
1 to 2 years	77	414
Over 2 years	165	429

	3,376	3,712

As at December 31, 2016, trade and bills payable balances included amounts due to related parties of RMB214 million (2015: RMB897 million) (Note 47(c)(ii)).

As at December 31, 2016, bills payable amounted to RMB1,120 million (2015: RMB800 million)

32	OTHER PAYABLES AND ACCRUALS

	December 31,
	2016	2015
	RMB million	RMB million

Salaries, wages and benefits	3,662	3,602
Take-off and landing charges	2,323	2,302
Fuel cost	1,774	878
Expenses related to aircraft overhaul conducted	1,253	1,703
Advance from customers	966	1,059
Duties and levies payable	1,507	2,077
Other accrued operating expenses	1,561	2,255
Deposits received from ticket sales agents	764	841
Current portion of other long-term liabilities (Note 36)	635	515
Staff housing allowance	363	420
Amounts due to related parties (Note 47(c)(ii))	2,166	1,305
Current portion of post-retirement benefit obligations (Note 37(c))	173	181
Others	3,103	1,919

	20,250	19,057

33	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2016, the Group had 226 aircrafts (2015: 213 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

	Minimum lease payments	Present values of minimum lease payments	Minimum lease payments	Present values of minimum lease payments
	2016	2016	2015	2015
	RMB million	RMB million	RMB million	RMB million

Within one year	8,123	6,447	7,377	6,109
In the second year	7,526	6,054	7,101	5,942
In the third to fifth years, inclusive	21,905	18,415	19,183	16,679
After the fifth year	33,277	30,125	25,167	23,669

Total	70,831	61,041	58,828	52,399

Less: amount repayable within one year	(8,123)	(6,447)	(7,377)	(6,109)

Long-term portion	62,708	54,594	51,451	46,290

34	BORROWINGS

	December 31,
	2016	2015
	RMB million	RMB million

Non-current
Long-term bank borrowings
– secured (Note (a))	7,169	14,766
– unsecured	3,435	5,642
Guaranteed bonds (Note (b))	8,476	8,090
Unsecured bonds (Note (b))	8,810	-

	27,890	28,498

Current
Current portion of long-term bank borrowings
– secured (Note (a))	1,724	2,609
– unsecured	135	10,369
Short-term bank borrowings
– unsecured	9,983	7,537
Short-term debentures (Note (c))	17,000	15,500
Guaranteed bonds (Note (b))	-	2,199

	28,842	38,214

Total borrowings	56,732	66,712

The borrowings are repayable as follows:

Within one year	28,842	38,214
In the second year	4,833	10,306
In the third to fifth years inclusive	13,281	8,224
After the fifth year	9,776	9,968

Total borrowings	56,732	66,712

Notes:

(a)	As at December 31, 2016, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate carrying amount of RMB17,559 million (2015: RMB29,147 million) (Note 18).

(b)	On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)).

On 15 June 2016, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.15% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 15 June 2019.

On 14 July 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 14 July 2021.

On 20 July 2016, the Company issued three-year medium-term bonds with a principal amount of RMB1.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.00% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 20 July 2019.

On 28 September 2016, the Company issued three-year guaranteed notes with a principal amount of KRW120 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.05% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 28 September 2019. Korean Development Bank has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 28 September 2016, the Company issued three-year notes with a principal amount of KRW55 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.85% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 28 September 2019.

On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds are payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)).

34	BORROWINGS (cont’d)

(c)	On 20 April 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.80% per annum.

On 8 June 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 2.80% per annum.

On 21 September 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.58% per annum.

On 20 October 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.50% per annum.

On 2 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 176 days. The debentures bear interest at the rate of 2.81% per annum.

On 8 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 178 days. The debentures bear interest at the rate of 2.81% per annum.

On 10 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.81% per annum.

The terms of the long-term borrowings were summarized as follows:

Interest rate and final maturities		2016	2015
		RMB million	RMB million

Long-term bank borrowings

RMB denominated	interest rates ranging from 3.40% to 4.41% with final maturities through 2021 (2015: 5.75% to 5.90%)	3,278	280

USD denominated	interest rates ranging from 6 month libor +0.75% to 6 months libor +3.75% with final maturities through 2025 (2015: 6 months libor +0.50% to 6 months libor +3.75%)	4,970	33,106

EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2015:Nil)	4,215	-

Guaranteed bonds

RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2015: 3.88% to 5.05%)	7,792	10,289

KRW denominated	interest rate at 2.05% with final maturities through 2019 (2015:nil)	684	-

Unsecured bonds

RMB denominated	interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2015:Nil)	8,500	-

KRW denominated	interest rate at 2.85% with final maturities through 2019 (2015:Nil)	310	-

Total long term borrowings		29,749	43,675

Short-term borrowings of the Group are repayable within one year. As at December 31, 2016, the interest rates relating to such borrowings ranged from 1.49% to 3.48% per annum (2015: 1.49% to 3.48% per annum).

35	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	December 31,
	2016	2015
	RMB million	RMB million

At 1 January	3,503	3,884
Accrual	1,010	968
Utilization	(843)	(1,349)

At 31 December	3,670	3,503
Less: current portion	(1,175)	(1,281)

Long-term portion	2,495	2,222

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2016 and 2015 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases.

36	OTHER LONG-TERM LIABILITIES

	December 31,
	2016	2015
	RMB million	RMB million

Fair value of unredeemed points awarded under the Group’s frequent flyer programs	1,750	1,739
Long-term duties and levies payable relating to finance leases	1,608	1,713
Other long-term payables	1,151	1,053

	4,509	4,505
Less: current portion included in other payables and accrued expenses (Note 32)	(635)	(515)

Long-term portion	3,874	3,990

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS

(a)	Pension

The group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in this defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees in 2016. For the year ended December 31, 2016, the Group’s pension costs charged to profit or loss amounted to RMB1,769 million (2015: RMB1,479 million; 2014: RMB1,492 million).

(b)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments. For the year ended December 31, 2016, the Group’s medical insurance contributions charged to profit or loss amounted to RMB606 million (2015: RMB563 million; 2014: RMB533 million).

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

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2016 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (cont’d)

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2016	2015
	RMB million	RMB million

Post-retirement benefit obligations	3,063	2,750
Less: current portion	(173)	(181)

Long-term portion	2,890	2,569

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2016	2015

Discount rates for post-retirement benefits	3.50%	3.30%
Mortality rate	China Insurance	China Insurance
	Life Mortality	Life Mortality
	Table (2010-2013). CL5	Table (2000-2003). CL3
	for Male and CL6	for Male and CL4
	for Female	for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

		Increase/		Increase/
		(decrease) in		(decrease) in
		post-retirement		post-retirement
	Increase	benefit	Decrease	benefit
	in rate	obligation	in rate	obligation
2016	%	RMB million	%	RMB million

Discount rate for post-retirement benefits	0.25	(95)	0.25	100
Annual increase rate of pension benefits	1.00	325	1.00	(275)
Annual increase rate of medical expenses	1.00	46	1.00	(38)

2015	%	RMB million	%	RMB million

Discount rate for post-retirement benefits	0.25	(86)	0.25	90
Annual increase rate of pension benefits	1.00	292	1.00	(247)
Annual increase rate of medical expenses	1.00	41	1.00	(34)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2016	2015
	RMB million	RMB million

Within the next 12 months	173	181
Between 2 and 5 years	706	662
Between 5 and 10 years	894	831
Over 10 years	3,342	2,739

Total expected payments	5,115	4,413

The average duration of the post-retirement benefit obligations at the end of 2016 was 13 years (2015: 13 years).

37	PENSION, MEDICAL INSURANCE AND POST-RETIREMENT BENEFITS (cont’d)

The movements in the post-retirement benefit obligations were as follows:

2016
		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
				included	changes in	changes in		in other
	January 1,		Net	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31,
	2016	Service cost	interest	or loss	assumptions	assumptions	adjustments	income	settled	2016
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Defined benefit obligations/ benefit liability	2,750	-	88	88	(80)	373	117	410	(185)	3,063

2015
		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
					Actuarial	Actuarial
					changes	changes		Sub-total
				Sub-total	arising from	arising from		included
				included	changes in	changes in		in other
	January 1,		Net	in profit	financial	demographic	Experience	comprehensive	Benefit	December 31,
	2015	Service cost	interest	or loss	assumptions	assumptions	adjustments	income	settled	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Defined benefit obligations/ benefit liability	3,032	-	114	114	-	56	(252)	(196)	(200)	2,750

38	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	December 31,
	2016	2015
	RMB million	RMB million

Deferred tax assets	79	243
Deferred tax liabilities	(86)	(8)

Net deferred tax (liabilities)/assets	(7)	235

Movements in the net deferred tax (liabilities)/assets were as follows:

	2016	2015
	RMB million	RMB million

At 1 January	235	144
(Charged)/credited to profit or loss (Note 14)	(146)	113
Charged to other comprehensive income	(96)	(22)

At 31 December	(7)	235

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31,
	2016	2015
	RMB million	RMB million
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	22	43
Impairment provision for receivables	70	80
Impairment provision for property, plant, and equipment	11	26
Derivative financial instruments	15	25
Impairment provision for available-for-sale investments	25	25
Other payables and accruals	88	89
Tax losses	-	133
Aged payables	7	-

	238	421

Deferred tax liabilities:
Depreciation and amortization	(85)	(136)
Available-for-sale investments	(123)	(39)
Derivative financial instruments	(37)	(11)

	(245)	(186)

	(7)	235

38	DEFERRED TAXATION (cont’d)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

			Charged
	At the	(Charged)/	to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million

For the year ended December 31, 2016
Impairment provision for obsolete flight equipment spare parts	43	(21)	-	22
Impairment provision for receivables	80	(10)	-	70
Impairment provision for property, plant and equipment	26	(15)	-	11
Derivative financial instruments	25	-	(10)	15
Impairment provision for available-for-sale investments	25	-	-	25
Other payables and accruals	89	(1)	-	88
Tax losses	133	(133)	-	-
Aged payables	-	7	-	7

	421	(173)	(10)	238

Depreciation and amortization	(136)	51	-	(85)
Available-for-sale investments	(39)	(24)	(60)	(123)
Derivative financial instruments	(11)	-	(26)	(37)

	(186)	27	(86)	(245)

Net deferred tax assets/(liabilities)	235	(146)	(96)	(7)

			(Charged)/
	At the	(Charged)/	credited to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million

For the year ended December 31, 2015
Impairment provision for obsolete flight equipment spare parts	32	11	-	43
Impairment provision for receivables	23	57	-	80
Impairment provision for property, plant and equipment	23	3	-	26
Derivative financial instruments	9	(7)	23	25
Impairment provision for available-for-sale investments	-	25	-	25
Other payables and accruals	183	(94)	-	89
Tax losses	96	37	-	133

	366	32	23	421

Depreciation and amortization	(208)	72	-	(136)
Available-for-sale investments	(5)	-	(34)	(39)
Derivative financial instruments	(9)	9	(11)	(11)

	(222)	81	(45)	(186)

Net deferred tax assets	144	113	(22)	235

38	DEFERRED TAXATION (cont’d)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	December 31,
	2016		2015
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB million	RMB million	RMB million	RMB million

Tax losses carried forward	409	1,637	489	1,956
Other deductible temporary differences	32	128	49	195
Total unrecognized deferred tax assets	441	1,765	538	2,151

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2017 and 2021.

As at December 31, 2016, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

39	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million

At 31 December
Interest rate swaps (Note (a))	137	22	47	101
Forward foreign exchange contracts (Note (b))	11	16	11	-
Cross currency swap (Note (c))	-	7	-	-

Total	148	45	58	101

Less: current portion
– Interest rate swaps	-	-	-	(4)
– Forward foreign exchange contracts	(11)	-	(11)	-

	(11)	-	(11)	(4)

Non-current portion	137	45	47	97

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at December 31, 2016, the notional amount of the outstanding interest rate swap agreements was approximately USD1,636 million (2015: USD1,466 million). These agreements will expire between 2018 and 2025.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2016	2015	2014
	RMB million	RMB million	RMB million

Realized losses (recorded in finance costs)	(122)	(134)	(80)
Unrealized mark to market gains/(losses)
– cash flow hedges (recognized in other comprehensive income)	166	2	(28)
– fair value hedges (recognized in gain on fair value changes of derivative financial instruments)	2	6	11

	46	(126)	(97)

(b)	Forward foreign exchange contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3). The Group’s foreign exchange forward contracts for selling foreign currency (i.e., JPY) and purchasing USD at fixed exchange rates are accounted for as cash flow hedges. As at December 31, 2016, the notional amount of the outstanding currency forward contracts was approximately USD440 million (2015: USD12 million), which will expire in 2017.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2016	2015	2014
	RMB million	RMB million	RMB million

Realized gains/(losses) (recorded in finance income/(costs))	5	15	(2)
Unrealized mark to market (losses)/gains
– cash flow hedges (recognized in other comprehensive income)	(16)	(11)	17

	(11)	4	15

39	DERIVATIVES FINANCIAL INSTRUMENTS (cont’d)

(c)	Cross currency swap

The Group uses cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates. The cross currency swap entered into by the Group for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As at 31 December 2016, there were no outstanding cross currency swap (2015:USD38 million).

Realized and unrealized gain and loss arising from the valuation of the contract has been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2016	2015	2014
	RMB million	RMB million	RMB million

Realized gains (recorded in finance costs)	5	-	-
Unrealized mark to market (losses)/gains
– cash flow hedges (recognized in other comprehensive income)	(7)	7	-

	(2)	7	-

40	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Available -for-sale	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
2016

Financial assets
Available-for-sale investments	-	-	-	645	645
Derivative financial instruments	-	-	148	-	148
Trade and notes receivables	2,660	-	-	-	2,660
Other receivables	2,937	-	-	-	2,937
Restricted bank deposits and short-term bank deposits	43	-	-	-	43
Cash and cash equivalents	1,695	-	-	-	1,695
Other non-current assets	285	-	-	-	285

Total	7,620	-	148	645	8,413

	Liabilities at fair value through profit or loss	Derivatives used for hedging	Loans and borrowings	Total
	RMB million	RMB million	RMB million	RMB million
2016

Financial liabilities
Borrowings	-	-	56,732	56,732
Obligations under finance leases	-	-	61,041	61,041
Derivative financial instruments	-	58	-	58
Trade and bills payables	-	-	3,376	3,376
Other payables	-	-	12,942	12,942

Total	-	58	134,091	134,149

40	FINANCIAL INSTRUMENTS BY CATEGORY (cont’d)

	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Available for sale	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
2015

Financial assets
Available-for-sale investments	-	-	-	452	452
Derivative financial instruments	-	-	45	-	45
Trade and notes receivables	2,867	-	-	-	2,867
Other receivables	3,438	-	-	-	3,438
Restricted bank deposits and short-term bank deposits	35	-	-	-	35
Cash and cash equivalents	9,080	-	-	-	9,080
Other non-current assets	338	-	-	-	338

Total	15,758	-	45	452	16,255

	Liabilities at fair value through profit or loss	Derivatives used for hedging	Loans and borrowings	Total
	RMB million	RMB million	RMB million	RMB million
2015

Financial liabilities
Borrowings	-	-	66,712	66,712
Obligations under finance leases	-	-	52,399	52,399
Derivative financial instruments	2	99	-	101
Trade and bills payables	-	-	3,712	3,712
Other payables	-	-	11,721	11,721

Total	2	99	134,544	134,645

41	SHARE CAPITAL

		2016	2015
		RMB million	RMB million

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)		9,808	8,481
-	Tradable shares held by CEA Holding with trading moratorium	-	242
-	Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	-	457
-	Tradable shares held by Shanghai Licheng Information Technology Consulting Co., Ltd. with trading moratorium	466	-
-	Tradable shares held by China National Aviation Fuel Holding Company with trading moratorium	466	-
-	Tradable shares held by China COSCO Shipping Corporation Limited with trading moratorium	233	-
-	Tradable shares held by Caitong Fund Management Co., Ltd. with trading moratorium	162	-
-	Tradable shares without trading moratorium	8,481	7,782

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)		4,659	4,659
-	Tradable shares held by CES Global Holdings (Hong Kong) Limited with trading moratorium	-	699
-	Tradable shares without trading moratorium	4,659	3,960

		14,467	13,140

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

Number of
shares in issue

At1 January 2016	13,140
Issue of shares	1,327

At 31 December 2016	14,467

42	RESERVES

		Capital		Statutory
	Share	reserve	Hedging	reserve	Other	Retained profits/
	premium	(Note (a))	reserve	(Note (b))	reserves	(accumulated losses)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

At 1 January 2015	20,190	(778)	(61)	-	(2,866)	815	17,300
Unrealized gains on cash flow hedges (Note 39)	-	-	10	-	-	-	10
Fair value movements in available-for-sale investments	-	-	-	-	82	-	82
Fair value changes of available-for-sale investments held by an associate	-	-	-	-	7	-	7
Actuarial gains on post-retirement benefit obligations	-	-	-	-	198	-	198
Acquisition of non-controlling
Interests	(252)	-	-	-	-	-	(252)
Transfer from retained profits	-	-	-	184	-	(184)	-
Issue of shares	2,389	-	-	-	-	-	2,389
Profit for the year	-	-	-	-	-	4,537	4,537

At 31 December 2015	22,327	(778)	(51)	184	(2,579)	5,168	24,271
At 1 January 2016	22,327	(778)	(51)	184	(2,579)	5,168	24,271
Unrealized losses on cash flow hedges (Note 39)	-	-	107	-	-	-	107
Fair value movements in available-for-sale investments	-	-	-	-	36	-	36
Fair value changes of available-for-sale investments held by an associate	-	-	-	-	(1)	-	(1)
Actuarial losses on post-retirement benefit obligations	-	-	-	-	(403)	-	(403)
Transfer from retained profits	-	-	-	144	-	(144)	-
Issue of shares	7,213	-	-	-	-	-	7,213
Profit for the year	-	-	-	-	-	4,498	4,498
Interim 2016 dividend	-	-	-	-	-	(738)	(738)

At 31 December 2016	29,540	(778)	56	328	(2,947)	8,784	34,983

Notes:

(a)	Capital reserve

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

43	DISPOSAL OF A SUBSIDIARY

	2016	2015
	RMB million	RMB million

Net assets disposed of:
Cash and bank balances	-	8
Lease prepayments	-	137
Other payables and accruals	-	(137)

Gain on disposal of a subsidiary	-	41
	-	49

	2016	2015
	RMB million	RMB million

Satisfied by:
Cash	-	49

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2016	2015
	RMB million	RMB million

Cash consideration	-	49
Cash and bank balances disposed of	-	(8)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	-	41

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2016	2015
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%
China Cargo	17.00%	17.00%

	2016	2015
	RMB million	RMB million
Profit for the year allocated to non-controlling interests:
CEA Jiangsu	191	174
CEA Yunnan	75	120
CEA Wuhan	173	207
China Cargo	29	2

Dividends paid to non-controlling interests of CEA Jiangsu	56	37

Accumulated balances of non-controlling interests at the reporting dates:
CEA Jiangsu	1,236	1,104
CEA Yunnan	574	499
CEA Wuhan	1,249	1,074
China Cargo	(105)	(132)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
	RMB million	RMB million	RMB million	RMB million

2016

Revenue	7,298	9,054	3,706	3,770
Total expenses	6,787	8,280	3,273	3,598
Profit for the year	511	774	433	172
Total comprehensive income for the year	503	774	438	157

Current assets	1,260	990	79	1,595
Non-current assets	8,163	16,153	6,108	1,525
Current liabilities	1,971	3,056	1,216	2,834
Non-current liabilities	4,149	8,134	1,849	889

Net cash flows from operating activities	1,937	3,178	(196)	279
Net cash flows (used in)/from investing activities	(675)	(1,098)	428	11
Net cash flows used in financing activities	(1,301)	(2,096)	(241)	(11)
Effect of foreign exchange rate changes, net	-	-	-	(1)

Net (decrease)/increase in cash and cash equivalents	(39)	(16)	(9)	278

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (cont’d)

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
	RMB million	RMB million	RMB million	RMB million

2015

Revenue	6,431	9,518	3,486	4,325
Total expenses	5,965	8,273	2,968	4,316
Profit for the year	466	1,245	518	9
Total comprehensive income for the year	469	1,245	521	12

Current assets	2,080	2,936	2,570	1,314
Non-current assets	8,149	14,880	3,412	1,724
Current liabilities	2,444	4,565	1,307	2,875
Non-current liabilities	4,836	8,073	1,991	923

Net cash flows from operating activities	574	2,293	257	702
Net cash flows from/(used in) investing activities	74	(1,371)	(114)	(71)
Net cash flows used in financing activities	(617)	(934)	(145)	(668)
Effect of foreign exchange rate changes, net	1	14	-	1

Net increase/(decrease) in cash and cash equivalents	32	2	(2)	(36)

45	NOTES TO THE STATEMENT OF CONSOLIDATED CASH FLOWS

(a)	Cash generated from operations

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Profit before income tax	6,497	5,667	4,113
Adjustments for:
Depreciation of property, plant and equipment and amortization of other non-current assets	12,345	10,710	9,056
Amortization of intangible assets	129	85	69
Depreciation of investment properties	11	4	-
Amortization of lease prepayments	63	60	58
(Gains)/losses on disposal of property, plant and equipment	(74)	(377)	25
Gain on disposal of lease prepayments	(3)	(1)	-
Gain on disposal of investments in a subsidiary	-	(41)	-
Gain on disposal of investment in an associate	(12)	-	-
Gain on disposal of available-for-sale investments	(95)	(33)	-
Dividend income from available-for-sale investments	(28)	(13)	-
Share of results of associates	(148)	(126)	(91)
Share of results of joint ventures	(39)	(26)	(36)
Net foreign exchange losses	3,246	5,480	203
Gain on fair value changes of derivative financial instruments	(2)	(6)	(11)
Reversal of post-retirement benefits	-	-	(2,612)
Impairment charges	29	228	22
Interest income	(96)	(66)	(88)
Interest expense	2,641	2,075	1,957

Operating profit before working capital changes	24,464	23,620	12,665

Changes in working capital
Flight equipment spare parts	(202)	117	(37)
Trade and notes receivables	208	985	(345)
Prepayments and other receivables	(839)	(2,011)	(1,314)
Restricted bank deposits and short-term bank deposits	(8)	-	345
Sales in advance of carriage	1,836	777	1,491
Trade and bills payables	(336)	1,629	(720)
Other payables and accruals	1,424	(234)	1,024
Staff housing allowances	(57)	105	45
Other long-term liabilities	(883)	1,164	145
Post-retirement benefit obligations	321	(282)	(387)
Provision for return condition checks for aircraft under operating leases	167	(381)	(333)
Operating lease deposits	59	46	188

Cash generated from operations	26,154	25,535	12,767

(b)	Major non-cash transactions

	Year ended December 31,
	2016	2015	2014
	RMB million	RMB million	RMB million

Finance lease obligations incurred for acquisition of aircrafts	8,838	21,887	19,905

46	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2016	2015
	RMB million	RMB million

Contracted for:
– Aircraft, engines and flight equipment (Note)	123,019	106,666
– Other property, plant and equipment	9,550	3,923
– Investment	140	-

	132,709	110,589

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	2016	2015
	RMB million	RMB million

Within one year	28,384	23,781
In the second year	32,306	26,642
In the third year	28,983	25,579
In the fourth year	18,334	18,793
Over four years	15,012	11,871

	123,019	106,666

The above capital commitments represent the future outflow of cash or other resources.

(b)	Operating lease commitments

As at the reporting date, the Group had commitments to pay future minimum lease rentals under operating leases as follows:

	2016	2015
	RMB million	RMB million

Aircraft, engines and flight equipment
Within one year	3,814	4,308
In the second year	3,124	3,676
In the third to fifth years, inclusive	7,616	7,962
After the fifth year	7,605	8,977

	22,159	24,923

Land and buildings
Within one year	362	299
In the second year	225	219
In the third to fifth years, inclusive	411	410
After the fifth year	732	814

	1,730	1,742

	23,889	26,665

47	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 31 December 2016 (2015: 38.61%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 31 December 2016 (2015: 19.99% and 3.48%).

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

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group

Eastern Air Finance Company	Associate of the Company
Eastern Import & Export	Associate of the Company
Shanghai P&W	Associate of the Company
Eastern Advertising	Associate of the Company
Jetstar Hong Kong	Associate of the Company
Collins Aviation	Associate of the Company
Shanghai Dongmei Air Travel Co., Ltd. (“Shanghai Dongmei”)	Associate of the Company (acquired by the Group and became a wholly-owned subsidiary in August 2014)
Wheels & Brakes	Joint venture of the Company
Technologies Aerospace	Joint venture of the Company
China Kaiya	Joint venture of the Company
Shanghai Hute	Joint venture of the Company
CEA Development Co., Ltd. and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Eastern Airlines Tourism Investment (Group) Co., Ltd. (“Eastern Tourism”)	Controlled by the same parent company
Beijing Eastern Airlines Investment Co., Ltd. (“Beijing Dongtou”)	Controlled by the same parent company (acquired by the Eastern Investment in August 2015)

TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions

			Income or receipts/
		Pricing	(expense or payments)
		policy	2016	2015	2014
Nature of transaction	Related party	decision	RMB million	RMB million	RMB million

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits	Eastern Air Finance Company	(iv)	23	20	21

Interest income on loans	Jetstar Hong Kong	(iv)	-	1	10

Interest expense on loans	Eastern Air Finance Company	(iv)	(10)	(11)	(37)
	CEA Holding	(iv)	(1)	-	-

Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei	(ii)	-	-	(5)

Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(105)	(119)	(120)

Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	(176)	(137)	(81)
	Technologies Aerospace	(ii)	(252)	(193)	(188)
	Shanghai P&W	(ii)	(2,049)	(1,717)	(1,804)
	Shanghai Hute	(ii)	(84)	-	-

Supply of cabin cleaning services	Eastern Advertising	(ii)	(21)	-	-

Supply of logistics services	Eastern Import & Export	(ii)	(72)	-	-

Supply of system services	China Kaiya	(ii)	(79)	(45)	(36)

Supply of food and beverages*	Eastern Air Catering	(i)	(1,054)	(1,058)	(851)
	CEA development	(i)	(51)	(38)	-
	Eastern Import & Export	(i)	(50)	(32)	-

Cargo handling income	Eastern Import & Export	(iii)	15	-	-

Advertising expense*	Eastern Advertising	(ii)	(36)	(24)	(5)

Media royalty fee	Eastern Advertising	(iii)	17	26	16

Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(86)	(86)	(142)

Equipment maintenance fee	Shanghai Hute	(ii)	-	-	(66)
	Collins Aviation	(ii)	(30)	(26)	(46)
	CEA Development	(ii)	(11)	(24)	-

Property management and green maintenance expenses*	Eastern Investment	(ii)	-	-	(4)
	CEA Development	(ii)	(59)	(52)	-

Supply of hotel accommodation service	Eastern Tourism	(ii)	-	-	(1)
	CEA Development	(ii)	(91)	(39)	-

Land and building rental*	CEA Holding	(ii)	(54)	(52)	(50)

Acquisition of a subsidiary	Eastern Tourism	(v)	-	-	(32)

Disposal of a subsidiary	Eastern Investment	(v)	-	49	-

Payments on finance lease*	CES Lease Company	(ii)	(2,721)	(216)	-

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions (cont’d)

			Income or receipts/
		Pricing	(expense or payments)
		policy	2016	2015	2014
Nature of transaction	Related party	decision	RMB million	RMB million	RMB million

Civil aviation information network services**	TravelSky	(ii)	(590)	(454)	-

Flight training fee	CAE Melbourne	(ii)	(68)	-	-

(i)	The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv)	The Group’s pricing policies on related party interest rates are mutually agreed between contract parties by reference to the benchmark interest rates.

(v)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

*	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

47	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related parties

(i) Amounts due from related parties

	December 31,
	2016	2015
	RMB million	RMB million
Prepayments and other receivables
Eastern Import & Export	536	31
China Kaiya	-	11
Technologies Aerospace	16	5
Beijing Dongtou	-	88
Eastern Air Catering	57	-
Others	7	4

	616	139

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	December 31,
	2016	2015
	RMB million	RMB million

Trade and bills payables

Eastern Import & Export	85	295
Eastern Air Catering	37	37
Wheels & Brakes	-	8
CEA development	19	2
Collins Aviation	2	1
CEA Holding	3	1
Technologies Aerospace	45	5
TravelSky	-	548
Shanghai Hute	19	-
Others	4	-

	214	897

Other payables and accruals
Eastern Import & Export	240	303
Shanghai P&W	324	259
Eastern Air Catering	166	253
CEA Holding	303	160
Collins Aviation	-	3
Shanghai Hute	20	-
Technologies Aerospace	29	25
Wheels & Brakes	26	3
Jetstar Hong Kong	-	10
CEA Development	72	61
TravelSky	963	223
Eastern Advertising	18	-
Others	5	5

	2,166	1,305
Obligations under finance leases

CES Lease Company	5,521	5,826

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance lease, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

47	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related parties (cont’d)

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		December 31,
	2016	2015	2016	2015
			RMB million	RMB million

Short-term deposits (included in cash and cash equivalents) “Eastern Air Finance Company”	0.35%	0.35%	1,296	729

Long-term borrowings (included in borrowings) “CEA Holding”	3.48%	-	28	-

(d)	Guarantees by holding company

As at December 31, 2016, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2015: RMB4.8 billion) (Note 34(b)).

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits was analyzed as below:

	2016	2015	2014
	RMB million	RMB million	RMB million

Directors and supervisors	2	3	3
Senior management	4	3	3

	6	6	6

48	DIVIDENDS

	2016	2015	2014
	RMB million	RMB million	RMB million

Interim – RMB5.1 cents (2015: Nil) per ordinary share	738	-	-
Proposed final – RMB4.9 cents (2015: nil) per ordinary share	709	-	-

	1,447	-	-

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

49	EVENTS AFTER THE REPORTING PERIOD

Up to 27 April 2017, the Company issued four phases of short-term debentures with total principal for RMB10.0 billion and the maturity from 60 days to 180 days to institutional investors in the national interbank bond market. The debentures bear interest at the rate of 3.00% per annum to 3.79% per annum.

On 29 November 2016, the Company announced the decision of its Board to transfer 100% equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company, to Eastern Airlines Industry Investment Company, a wholly-owned subsidiary of CEA Holding, based on the result of appraisal conducted by asset-based approach for a consideration of RMB2,433 million. Eastern Logistics engages in cargo logistics services. The Group has decided to cease its freight logistics business because it plans to focus relevant resources on operating its air passenger transportation business in the future. The disposal of Eastern Logistics is subject to shareholders’ approval and was approved by the shareholders on 17 January 2017. As at 31 December 2016, Eastern Logistics is included in the reportable segment of “airline transportation operations” in the Note 7 to the financial statements. At of 8 February 2017, the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment Company Limited and the industrial and commercial registration of such transfer have been completed. As such, since the completion of the share transfer, Eastern Logistics has ceased to be a subsidiary of the Company.