Form 20-F
period 2017-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2018-04-25
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14550

中国东方航空股份有限公司

(Exact Name of Registrant as Specified in Its Charter)

China Eastern Airlines Corporation Limited	The People’s Republic of China
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Kong Gang San Road, Number 92

Shanghai, 200335

People’s Republic of China

Tel: (8621) 6268-6268

Fax: (8621) 6268-6116

(Address and Contact Details of the Board Secretariat’s Office)

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

As of December 31, 2017, 9,808,485,682 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,659,100,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ..    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging Growth Company ☐

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

In this Annual Report, unless otherwise specified, the term “dollars”, “U.S. dollars” or “US$” refers to United States dollars, the lawful currency of the United States of America, or the United States or the U.S.; the term “Renminbi” or “RMB” refers to Renminbi, the lawful currency of The People’s Republic of China, or China or the PRC; the term “Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of China, or Hong Kong; the term “SGD” refers to Singapore dollars, the lawful currency of the Republic of Singapore; the term “JPY” refers to Japan Yen, the lawful currency of Japan; the term “EUR” refers to EURO, the lawful currency of EMU member countries and the term “KRW” refers to Korea Won, the lawful currency of the Republic of Korea. Any discrepancies in the tables included herein between the amounts listed and the totals are due to rounding.

In this Annual Report, the term “we”, “us”, “our”, “our/the Company”, or “our Group” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term “CEA Holding” refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

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

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

•	changes in political, economic, legal and social conditions in China;

•	any changes in the regulatory policies of the CAAC;

•	the development of the high-speed rail network in the PRC;

•	fluctuations of interest rates and foreign exchange rates;

•	the availability of qualified flight personnel and airport facilities;

•	the effects of competition on the demand for and price of our services;

•	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

•	any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen or Euro, the currencies in which the majority of our borrowings are denominated;

•	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

•	general economic conditions in markets where we operate.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo and mail yield (revenue per cargo and mail tonne-kilometer)	revenue from cargo and mail operations divided by cargo and mail tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

Pursuant to U.S. Securities and Exchange Commission (“SEC” or “Securities and Exchange Commission”) Release 33-8879 “ Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP “ eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or the IASB, and no longer provide a reconciliation between IFRSs and U.S. GAAP.

Our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 included in this Annual Report on Form 20-F have been prepared in accordance with IFRSs.

We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 included in this Annual Report. Ernst & Young Hua Ming LLP, our current independent registered public accounting firm in the PRC, has issued an unqualified auditor’s report on our consolidated statement of financial position as of December 31, 2017 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2017. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2014, 2015 and 2016 and the selected financial data from the consolidated financial position as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2013 and the selected financial data from the consolidated financial position as of December 31, 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in the PRC.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 and selected consolidated statements of financial position data as of December 31, 2013, 2014, 2015, 2016 and 2017 that were prepared under IFRSs. The selected financial information as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	88,245	90,185	93,969	98,904	102,475
(Loss)/gain on fair value changes of derivative financial instruments	18	11	6	2	(311)
Other operating income and gains	2,725	3,685	5,269	5,469	7,481
Operating expenses	(89,412)	(87,823)	(86,619)	(91,889)	(100,525)
Operating profit	1,576	6,058	12,625	12,486	9,431
Finance income / (costs), net	576	(2,072)	(7,110)	(6,176)	(1,072)
Profit before income tax	2,217	4,113	5,667	6,497	8,610
Profit for the year attributable to the equity holders of the Company	2,373	3,410	4,537	4,498	6,342
Basic and fully diluted earnings per share (1)	0.20	0.27	0.35	0.33	0.44
Basic and fully diluted earnings per ADS	9.81	13.45	17.5	16.5	22.0

(1)	The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue.

	As of December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB
		(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,995	1,355	9,080	1,695	4,605
Net current liabilities	(40,472)	(42,887)	(51,309)	(52,194)	(62,035)
Non-current assets	127,458	147,586	174,914	196,436	211,434
Long term borrowings, including current portion	(36,175)	(41,210)	(43,675)	(29,749)	(28,842)
Obligations under finance leases, including current portion	(23,135)	(38,695)	(52,399)	(61,041)	(66,868)
Total share capital and reserves attributable to the equity holders of the Company	26,902	29,974	37,411	49,450	55,360
Non-current liabilities	(58,404)	(72,928)	(83,674)	(91,876)	(90,621)
Total assets less current liabilities	86,986	104,699	123,605	144,242	149,399
Total assets	140,068	165,829	197,992	212,324	229,727
Net assets	28,582	31,771	39,931	52,366	58,778

Exchange Rate Information

We present our historical consolidated financial statements in Renminbi. For the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual and other amounts that are in Renminbi or Hong Kong dollars amounts include a U.S. dollar equivalent. Unless otherwise noted, all translations from RMB to U.S. dollars, from Hong Kong dollars to U.S. dollars, from U.S. dollars to RMB and from U.S. dollars to Hong Kong dollars in this Annual Report were made at the rate of RMB6.5063 to US$1.00 and HK$7.8128 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

On April 13, 2018, the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board were RMB6.2725=US$1.00 and HK$7.8499=US$1.00. The following table sets forth information concerning exchange rates between the RMB, Hong Kong dollar and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	RMB per US$1.00 (1)		HK$ per US$1.00 (1)
	High	Low	High	Low
October 2017	6.6533	6.5712	7.8106	7.7996
November 2017	6.6385	6.5967	7.8118	7.7955
December 2017	6.6210	6.5063	7.8228	7.8050
January 2018	6.5263	6.2841	7.8230	7.8161
February 2018	6.3471	6.2649	7.8267	7.8183
March 2018	6.3565	6.2685	7.8486	7.8275
April 2018 (up to April 13, 2018)	6.3045	6.2655	7.8499	7.8482

The following table sets forth the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods indicated. The exchange rate refers to the exchange rate as set forth in the G. 5A statistical release of the Federal Reserve Board.

	RMB per US$1.00 (1)	HK$ per US$1.00 (1)
2013	6.1478	7.7565
2014	6.1620	7.7545
2015	6.2827	7.7524
2016	6.6400	7.7620
2017	6.7569	7.7926

Source: Federal Reserve Statistical Release

(1)	Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Selected Operating Data

The following table sets forth certain of our operating data for the five years ended December 31, 2017, which is not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

	Year Ended December 31,
	2013	2014	2015	2016	2016	2017
				(non-comparable basis) (1)	(comparable basis)(2)
Selected Airline Operating Data:
Capacity:
ATK (millions)	21,714.8	22,538.5	25,203.0	28,002.3	25,097.6	27,396.9
ASK (millions)	152,075.2	160,585.1	181,792.9	206,249.3	—	225,996.3
AFTK (millions)	8,028.0	8,085.8	8,841.7	9,439.9	6,535.2	7,057.3
Traffic:
Revenue passenger-kilometers (millions)	120,461.1	127,749.9	146,342.43	167,529.2	—	183,182.0
Revenue tonne-kilometers (millions)	15,551.8	16,122.4	17,820.4	19,712.9	17,333.1	18,856.1
Revenue freight tonne-kilometers (millions)	4,857.2	4,802.4	4,865.1	4,875.2	2,495.4	2,663.0
Hours flown (thousands)	1,540.4	1,625.1	1,804.4	1,956.5	1,918.8	2,072.7
Number of passengers carried (thousands)	79,093.7	83,811.5	93,780.0	101,741.6	—	110,811.4
Weight of cargo carried (millions of kilograms)	1,410.3	1,363.3	1,399.4	1,395.0	929.3	933.3
Load Factor:
Overall load factor (%)	71.6	71.5	70.7	70.4	69.1	68.8
Passenger load factor (%)	79.2	79.6	80.5	81.2	—	81.1
Yield and Cost Statistics (including fuel surcharge) (RMB):
Passenger yield (passenger revenue/ passenger- kilometers)	0.61	0.61	0.56	0.52	—	0.52
Cargo and mail yield (cargo and mail revenue/cargo and mail tonne-kilometers)	1.57	1.55	1.33	1.25	1.25	1.36
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.18	5.28	4.94	4.71	5.18	5.25
Unit cost (operating expenses/ATK)	4.12	3.90	3.44	3.28	3.66	3.67

Notes:

(1)	On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), in relation to the transfer of 100% equity interests in Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”) held by us to Eastern Airlines Industry Investment. China Cargo Airlines Co., Ltd (“China Cargo Airlines”), a non-wholly owned subsidiary of Eastern Logistics, operated nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. Under non-comparable basis, our operating data in 2016 comprised of our whole cargo freight data during the period from February to December 2016.
(2)	Under comparable basis, our operating data in 2016 did not include our whole cargo freight data during the period from February to December 2016.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to our Business

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

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. As of December 31, 2017, our total liabilities were approximately RMB170,949 million and our current liabilities exceeded our current assets by approximately RMB62,035 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as of December 31, 2016 and 2017 were approximately RMB117,773 million and RMB130,669 million, respectively, of which short-term liabilities accounted for approximately 30.0% and 37.0%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

Moreover, we are largely dependent upon cash flows generated from our operations and external financing to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. If our operating cash flow is materially and adversely affected by factors such as increased competition, a significant decrease in demand for our services, or a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We also try to secure sufficient financing through financing arrangements with domestic and foreign banks in China as well as from debt and equity capital markets. However, our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the aviation industry, as well as prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2017, we had total unutilized credit facilities of approximately RMB59.47 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft .

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

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations. In 2017, our total aircraft fuel cost was approximately RMB25,131 million, representing an increase of approximately 28.1% from approximately RMB19,626 million in 2016, which was mainly due to an increase in average price of oil as the Organization of Petroleum Exporting Countries (“OPEC”) and other oil suppliers efficiently squeezed excess supply of oil in the market and the political upheaval in the Middle East increased the uncertainty of oil production, and to a lesser extent, an increase in the volume of refueling from 2016 to 2017. In 2017, our total aircraft fuel cost accounted for approximately 25.0% of our total operating expenses, as compared to approximately 21.4% in 2016.

The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the National Development and Reform Commission (the “NDRC”) have a significant impact on our profitability. Our results of operation and financial condition are affected by any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges, which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

Since 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. We may, from time to time, seek approval from the PRC government to enter into overseas fuel hedging contracts. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with such fuel hedging arrangements. In addition, where we may, from time to time, seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, such fuel hedging transactions will provide any particular level of protection against increased fuel costs. In 2017, we did not engage in any aviation fuel hedging activities.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2017, our total interest-bearing liabilities denominated in foreign currencies, amounted to approximately RMB46,789 million, of which U.S. dollar liabilities accounted for approximately 78.7% of the total amount. Therefore, a significant fluctuation in the U.S. dollar exchange rates will subject us to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As of December 31, 2017, the outstanding foreign currency hedging contracts held by us amounted to a notional amount of US$829 million, which will expire in 2018, compared with US$440 million as of December 31, 2016.

We recorded net foreign exchange gains of approximately RMB2,001 million in 2017, whereas our net foreign exchange losses were approximately RMB3,574 million for 2016. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In 2017 and the first quarter of 2018, we expanded our financing channels by issuing guaranteed bonds and credit enhanced bonds denominated in SGD and JPY, and proactively optimized the mix of currency denomination of our debts. As of December 31, 2017, our proportion of U.S. dollar-denominated debts out of our total liabilities decreased to approximately 28.2%. Our foreign exchange fluctuation risks are also subject to other factors beyond our control.

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of December 31, 2016 and 2017 were approximately RMB117,773 million and RMB130,669 million, respectively, of which short-term liabilities accounted for approximately 30.0% and 37.0%, respectively, and long-term liabilities accounted for approximately 70.0% and 63.0%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were primarily denominated in RMB and USD. As of December 31, 2016 and December 31, 2017, our liabilities denominated in RMB accounted for approximately 49.1% and 64.2% of our total liabilities, respectively, and liabilities denominated in USD accounted for approximately 44.9% and 28.2% of our total liabilities, respectively. Fluctuations in interest rates of interest-bearing liabilities denominated in these two currencies have and will continue to have significant impact on our finance costs. As of December 31, 2017, the average interest rates of our RMB-denominated liabilities, USD-denominated liabilities, EUR-denominated liabilities, SGD-denominated liabilities and KRW-denominated liabilities was approximately 3.9%, 2.6%, 0.3%, 2.8% and 2.3%, respectively. In the first quarter of 2018, we also issued credit enhanced bonds denominated in JPY with total principal of JPY50.0 billion due in 2021, bearing fixed interest at the rate of 0.33% per annum and 0.64% per annum for different tranches. To cope with the risk of interest rate fluctuation, we strategically changed our debt portfolio by replacing our USD-denominated liabilities with floating interest rates with USD-denominated liabilities with fixed interest rates. As of December 31, 2017, our USD-denominated liabilities with fixed interest rate was approximately USD1,980 million and accounted for approximately 49.8% of our total long-term USD-denominated liabilities, increasing from approximately 16.7% as of December 31, 2015. As of December 31, 2017, our outstanding foreign currency interest rate swap contracts amounted to a notional amount of USD1,420 million, as compared to USD1,636 million as of December 31, 2016. These contracts will expire between 2018 and 2025. We will continue to optimize our liability structure to lower relevant risks by taking consideration of various factors including the market environment, interest rates and strategic plan. However, we cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

Increases in insurance costs or reductions in insurance coverage may have adverse impact our results of operations and financial condition.

We could be exposed to significant liability or loss if our property or operations were to be affected by a natural catastrophe or other event, including aircraft accidents. We maintain insurance policies but we are not fully insured against all potential hazards and risks incident to our business. If we are unable to obtain sufficient insurance with acceptable terms or if the coverage obtained is insufficient relative to actual liability or losses that we experience, whether due to insurance market conditions, policy limitations and exclusions or otherwise, our results of operations and financial condition could be adversely affected.

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

We cannot assure you that we will not have difficulties in assimilating the operations, technologies, services and products of newly acquired companies or businesses. Moreover, the continued integration of our acquired companies into our Company depends significantly on integrating the employees of our acquired companies with our employees and on maintaining productive employee relations. In the event that we are unable to efficiently and effectively integrate newly acquired companies or airline-related businesses into our Company, we may be unable to achieve the objectives or anticipated synergies of such acquisitions and such acquisitions may adversely impact the operations and financial results of our existing businesses.

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

Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2017, CEA Holding holds directly or indirectly 56.38% of our Company’s equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of the board of directors of the Company (“Board of Directors” or the “Board”) and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

We have engaged in, from time to time, and may continue to engage in, in the future, a variety of transactions with CEA Holding and its various members, from whom we receive a number of important services, including support for in-flight catering and assistance with importation of aircraft, flight equipment and spare parts. Because we are controlled by CEA Holding and CEA Holding may have interests that conflict with our interests, we cannot assure you that CEA Holding will not take actions that will serve its interests over the Company’s interests.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and ADSs.

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2017. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

We rely heavily on computer, communications, flight equipment and other technology systems to operate our business and enhance customer service. Substantially all of our tickets are issued to passengers as electronic tickets, and we depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In addition, we rely on other automated systems for crew scheduling, flight dispatch and other operational needs. These systems could be disrupted due to various events, including natural disasters, power failures, terrorist attacks, equipment failures, software failures, computer viruses, cyber attacks and other events beyond our control. We cannot assure you that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of or disruption to these systems could result in the loss of important data and/or flight delays, and could have an adverse impact on our business operations, profitability, reputation and customer services, including being liable for paying compensation to our customers.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

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

Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, costs incurred in connection with the notifications to employees, suppliers or the general public as part of our notification obligations to the various government authorities that govern our business, or costs to dedicate significant resources to system repairs or other increase cyber security protection. We may also be required to pay fines in connection with stolen customer, employee or other confidential information, or incur significant litigation or other costs.

Interruptions or disruptions of service at one or more airports in our primary market could have an adverse impact on us.

Our business is heavily dependent on our operations at our core hub airports in Shanghai, namely, Hongqiao International Airport and Pudong International Airport and our regional hub airports in Xi’an and Kunming. Each of these operations includes flights that connect our primary market to other major cities. Any significant interruptions or disruptions of service at one or more of our primary market airports could adversely impact our operations.

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

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. In 2017, the global economy had a steady recovery. Simultaneous economic growth were shown in developed economies, major emerging economies and developing countries. China’s economy had a steady to good growth which was better than expected. The economic structures continued to optimize and the contributions of the service industry continued to increase. Benefited from the favorable continual recovery of the global economy, the global aviation industry had a continuous rise in the demand of travelers. The China’s civil aviation maintained its relatively fast growth rate. However, we cannot assure you that such recovery and growth will continue in the future. The global economy is facing uncertainties, such as the rise of trade protectionism and the occasional occurrence of geopolitical risks. If the macroeconomic climate worsens or trading dispute and conflicts are created, our operations and financial condition may be adversely affected.

We operate in a highly competitive industry.

We face intense competition in each of the domestic, regional and international markets that we serve. In our domestic market, we compete against all airlines that have the same routes, including smaller domestic airlines that have lower operating costs. In the regional and international markets, we compete against international airlines that have significantly longer operating history, better brand recognition, or more resources, such as large sales networks or sophisticated reservation systems. See the section headed “Item 4. Information on the Company — Business Overview — Competition” for more details. The public’s perception of safety of Chinese airlines could also materially and adversely affect our ability to compete against our international competitors. To stay competitive, we have, from time to time in the past, lowered airfares for certain of our routes, and we may continue to do so in the future. Increased competition and pricing pressures may have a material adverse effect on our financial condition and results of operations.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500 km to 800 km. The high-speed railway routes between Shanghai and Kunming, Baoji and Lanzhou and Xi’an and Chengdu commenced operations in 2017, and has affected our Xi’an and Chengdu route, Guiyang and Kunming route, Xi’an and Xining route and Xi’an and Lanzhou route. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2017, approximately 32.20% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

Any jet fuel shortages or any increase in jet fuel prices may materially and adversely affect our financial condition and results of operations.

The availability and prices of jet fuel have a significant impact on our financial condition and results of operations. In the past, jet fuel shortages have occurred in China and, on limited occasions, required us to delay or cancel flights. Although jet fuel shortages have not occurred since the end of 1993, we cannot assure you that jet fuel shortages will not occur in the future. Fuel prices continue to be susceptible to, among other factors, political unrest in various parts of the world, OPEC policies, the rapid growth of the economies of certain countries, including China and India, the inventory levels carried by industries, the amount of reserves built by governments, disruptions to production and refining facilities and weather conditions. Fuel efficiency of our aircraft decreases as they advance in age which results in an overall increase in our aviation fuel costs. The foregoing and other factors that impact the global supply and demand for jet fuel may affect our financial performance due to its sensitivity to fuel prices.

In 2017, fuel prices recovered from the previous decline as the OPEC and other oil suppliers efficiently squeezed excess supply of oil in the market and the political upheaval in the Middle East increased the uncertainty of oil production. Setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, our jet fuel costs would have increased or decreased by approximately RMB1,257 million in 2017. In addition, the NDRC adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. In 2017, we have not conducted aviation fuel hedging activities. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

We have significant expenditures in respect of environmental compliance, which may affect our operations and financial condition. For example, all of our B737NG and some of our A320 series aircraft newly introduced are equipped with a winglet or sharklet, an additional lifting surface to reduce fuel consumption and noises. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. In addition, we continue to improve the energy efficiency of our fleet by introducing aircraft with energy-saving technologies, such as B737-8 Max and by retiring old aircraft. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations.

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

A significant portion of our revenue and operating expenses are denominated in Renminbi, while a portion of our revenue, capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible in the current account, which includes payment of dividends, trade and service-related foreign currency transactions, but not in the capital account, which includes foreign direct investment, unless approval from or registration or filing with the relevant authorities, is obtained. As a foreign invested enterprise approved by the PRC Ministry of Commerce (the “MOFCOM”), we can purchase foreign currencies without the approval of State Administration of Foreign Exchange (the “SAFE”) for settlement of current account transactions, including for the purpose of dividend payment, by providing commercial documents evidencing these transactions. We can also retain foreign currencies in our current accounts, subject to a maximum amount approved by SAFE, to satisfy foreign currency liabilities or pay dividends. The relevant PRC government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Foreign currency transactions in the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to raise foreign capital through debt or equity financing, including through loans or capital contributions. We cannot assure you that we will be able to obtain sufficient foreign currencies to pay dividends, if any, or satisfy our foreign currency liabilities.

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the PBOC widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. On August 11, 2015, the PBOC executed a 2% devaluation in the Renminbi. Within the following two days, the Renminbi depreciated 3.5% against the U.S. dollar. The Renminbi depreciated 6.7% against the U.S. dollar from January 4, 2016 to December 30, 2016. The Renminbi appreciated 6.3% against the U.S. dollar for the year ended December 31, 2017. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The national consumer price index, which is an indicator of the inflation, was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. The national consumer price index was 1.5%, 2.9% and 2.1% in January, February and March, 2018, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008 and amended on February 24, 2017. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. To the extent that there are any increases in the applicable effective tax rate, withdrawals of, or changes in, our preferential tax treatment or tax exemptions, our tax liability may increase correspondingly.

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

The PRC has not developed a fully integrated legal system and certain recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. The relative lack of experience of the PRC’s judiciary in many cases also creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Furthermore, in case of new laws and regulations, the interpretation, implementation and enforcement of these laws and regulations would involve uncertainties due to the lack of established practice or published court decisions available for reference. We cannot predict the future legal development in the PRC, including promulgation of new laws, changes to existing laws or interpretation or enforcement thereof, or inconsistencies between the local rules and regulations and the national law. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of any violations until sometime after the violation has occurred. This may also limit the remedies available to investors and to us in the event of any claims or disputes with third parties.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the Chinese affiliate of our then independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to the Chinese firms’ audit documents via the China Securities Regulatory Commission ( the “CSRC” ). If the firms do not follow these procedures, the SEC could impose sanctions such as suspensions, or it could restart the administrative proceedings.

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

The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2017:

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited, or the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. For information regarding our share capital structure, see “Item 10.B Memorandum and Articles of Association – Description of the Shares.” In addition, dividends on the A Shares are payable in Renminbi.

Since our initial public offering, we have expanded our operations through acquisitions and joint ventures.

On June 12, 2012, the Board of Directors resolved and approved to issue corporate bonds in the aggregate principal amount of not more than RMB8.8 billion and for a term of not more than ten years for a single or multiple issuances. We received the CSRC approval for this issuance on December 12, 2012. On March 20, 2013, we issued the first tranche of the corporate bonds in the amount of RMB4.8 billion at 5.05% due 2023. The use of proceeds from this issuance was to repay bank loans, improve our financing structure and replenish our short-term working capital.

On September 11, 2012, the Board of Directors resolved and approved the “Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited” and the “Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited,” according to which, (i) CEA Holdings and CES Finance would subscribe in cash for 241,547,927 and 457,317,073 new A Shares, respectively, at the subscription price of RMB3.28 per share; and (ii) CES Global Holdings (Hong Kong) Limited, an overseas wholly-owned subsidiary of CEA Holding, (“CES Global”) would subscribe in cash for 698,865,000 new H Shares (nominal value of RMB1.00 each) at the subscription price of HK$2.32 per share. On January 31, 2013, the CSRC approved our proposed issue of no more than 698,865,000 new H Shares with a nominal value of RMB1.00 each. The Public Offering Review Committee of the CSRC reviewed and conditionally approved our application relating to the non-public issue of new A Shares of the Company on February 25, 2012.

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

On June 21, 2013, we completed the issuance of new H Shares. A total of 698,865,000 new H Shares were issued, at the price of HK$2.32 per share, to CES Global.

On October 29, 2013, the Board of Directors resolved and approved that the Company inject RMB36 million into CES Media.

On July 17, 2014, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”) our wholly-owned subsidiary, and Jetstar Hong Kong Airways Limited (“Jetstar Hong Kong”), an associated company of the Company, entered into a loan agreement, pursuant to which EAO will provide a loan of US$60 million to Jetstar Hong Kong at fair market interest rates. The principal of the loan was repaid on April 30, 2015.

On August 15, 2014, Shanghai Airlines Tours, our wholly-owned subsidiary, entered into an equity transfer agreement with Eastern Tourism, pursuant to which, Shanghai Airlines Tours acquired 72.84% equity interest in Shanghai Dongmei from Eastern Tourism with consideration of RMB32,147,700. This acquisition has been completed and Shanghai Dongmei has become our indirect holding company.

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

On August 28, 2015, we formally established the foreign airlines service center.

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

On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet.

On November 16, 2017, EAO issued corporate SGD-denominated guaranteed bonds in an amount of SGD500,000,000 at 2.8% due 2020, which was listed on the Hong Kong Stock Exchange on November 17, 2017. The Company guaranteed the bond issue. See Note 34 to the consolidated financial statements for more information.

On March 1, 2018, we entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to us, and we will reimburse the operation cost of the bellyhold space business to China Cargo Airlines.

On March 9, 2018, the Company issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 49 to the consolidated financial statements for the issuance of JPY bonds.

The material development of our indebtedness is set out in Note 34 and Note 49 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.

B. Business Overview

We were one of the three largest air carriers in China in terms of several indicators including number of passengers carried, ATK and ASK in 2017 and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively. With Shanghai as our core hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of a flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets.

Our domestic routes contributed approximately 65.7% of our total passenger revenues in 2017. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. We have set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei and Guangdong by the end of 2017. Our flight routes include all provincial capital cities in China and specifically designated cities. In 2017, we opened new routes including routes to Cebu, Jakarta from Shanghai Pudong and to Prague from Xi’an, and cancelled routes to Bangkok from Zhengzhou and Jeju from Beijing. As of December 31, 2017, we served a route network that covers 1,074 domestic and foreign destinations in 177 countries through SkyTeam, an international airlines alliance.

Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 9.3% from approximately 167,529 million in 2016 to approximately 183,182 million in 2017. As we transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment in February 2017, our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) decreased by 45.4% from approximately 4,875 million in 2016 to approximately 2,663 million in 2017 under the basis that our operating data in 2016 include our whole cargo freight data during the period from February to December 2016 (“under non-comparable basis”). Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTK) increased by 6.7% from approximately 2,495 million in 2016 to approximately 2,663 million in 2017 under the basis that our operating data in 2016 did not include our whole cargo freight data during the period from February to December 2016 (“under comparable basis”). As a result, our traffic volume (as measured in RTKs) decreased by 4.3% from approximately 19,713 million in 2016 to approximately 18,856 million in 2017 under the non-comparable basis and increased by 8.8% from approximately 17,333 million in 2016 to approximately 18,856 million in 2017 under the comparable basis.

Awards

We have received many awards, recognitions and accolades through the years. Fortune Magazine recognized us as one of the “Most Innovative PRC Companies” in 2011, and our “China Eastern Airlines” brand was awarded “China’s Famous Trademark” by the State Administration for Industry and Commerce in 2011. In addition, in 2012 we received various recognitions and awards, including “Golden Tripod Prize”, which was the highest award awarded at the 8th Annual Meeting of China’s Securities Market, “Golden Bauhinia” Award for “The Listed Company with Best Brand Value 2012” by China Securities, “2012 Best Mid-Cap Company and Best Managed Company in China” by Asiamoney Magazine, “Top 50 Most Valuable Chinese Brands” by WPP, a global brand communication and public relations firm, “2012 TOP 25 CSR (Corporate Social Responsibility) Ranking” by Fortune China Magazine, “2012 China State-owned Listed Enterprise Social Responsibility Rankings Top 20” by Southern Weekly, “The Best Board of Directors of State-owned Listed Holding Companies of China Top 20” by various major financial media, including Moneyweek, “Healthy China – Best Employee Health & Benefit Unit” by Health Times, a major newspaper in China focusing on health and lifestyle, and Tsinghua University, “Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit” by China Institute of Internal Audit, “Best 100 Employers” by zhaopin.com, a major online recruiting website in China, and “The World’s Most Improved Airline” by SKYTRAX, a United Kingdom-based aviation research organization. In 2013, we received the National 1 May Award Certificate and were honored as one of the “2013 Top Ten Companies with the Best Corporate Social Responsibility” by Fortune China Magazine, “Best Mid-cap Company” by Hong Kong Asiamoney Magazine for the second consecutive year, “Top 50 Most Valuable Chinese Brands in 2013” by WPP, a global brand communication and public relations firm, the “Golden Bauhinia Award” of the “Best Listed Company” and “Listed Company with the Best Investor’s Relations Management” by Ta Kung Pao and one of the “Best 100 Employers” by zhaopin.com. In 2014, our charity campaign “Love at China Eastern Airlines” was awarded the Gold Award at the First Chinese Young Volunteers Services Contest. The “Love at China Eastern Airlines” campaign has organized activities such as visiting welfare and nursing homes, subsidizing Hope Schools and schools for urban and rural migrant workers’ children and teaching school children with hearing and speaking impairment, running blood donation programs, and other activities for environmental protection. The campaign launched 5,179 projects with 274,979 staff and members taking participation, serving a total of 233,353 people in need. Through interaction with the community, we have established a charity brand image of “delivering love and serving the community”. In 2015, “Love at China Eastern Airlines” launched 530 projects all year round, with 26,119 staff participating, serving a total of 40,166 people.

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

In 2015, we were bestowed a number of awards, such as “Best China Airline” at the 8th TTG (Asia Media) China Travel Awards, “China Securities Golden Bauhinia Award – Listed Company with the Most Valuable Brand” for four consecutive years and “Best Innovative Listed Company” granted by Hong Kong Ta Kung Pao, as well as “2014-2015 Most Respectable Chinese Enterprise” and “2015 Chinese Best Business Model Innovation Award” by the Economic Observer and 21st Century Business Herald, respectively.

In 2016, we successively won the 9th TTG China Tourism Awards “Best China Airlines”, and were awarded “2016 Asian Tourism Red Coral Award – Most Popular Airline Brand”, “Asia Pacific 2016 Excellence Aviation Award” and “International Carbon Gold Award – Social Citizenship Award” by the 2016 Asian Tourism Industry Annual Conference, the CAPA Communication Center and the World Environmental Protection (Economy and Environment) Conference respectively.

In 2017, we were awarded the “International Carbon-Value Award – Social Citizen Award” by the World Economic and Environmental Conference and were rated as a “Targeted Poverty Alleviation Demonstration Enterprise” by the World Charity Forum. We were granted “China Securities Golden Bauhinia Award” for six consecutive years, recognized as one of the “Top 30 Most Valuable Chinese Brand” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group. We were also awarded as one of the “World’s 500 Most Valuable Brands” by the famous brand appraisal organization Brand Finance, “Gold Ranking” accredited by IATA, and awards such as “Feike Travel Awards”, “Best Employer Award in Aviation Industry”, “The Most Admired Company in China”, “Top 10 Influencing Airlines”, “Top 50 Chinese Brand with Overseas Social Influence” and “The Best Performing Airline” by various authoritative institutions.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
	(RMB million)	(RMB million)	(RMB million)
Traffic revenues
Passenger	78,585	83,577	91,564
Cargo and mail	6,491	5,977	3,623
Total traffic revenues	85,076	89,554	95,187

Passenger Operations

The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Passenger Traffic (in RPKs) (millions)	146,341	167,529	183,182
Domestic	98,304	106,361	117,033
Regional (Hong Kong, Macau and Taiwan)	4,189	4,347	4,758
International	43,848	56,821	61,391
Passenger Capacity (in ASKs) (millions)	181,792	206,249	225,996
Domestic	121,019	129,460	141,067
Regional (Hong Kong, Macau and Taiwan)	5,509	5,612	5,948
International	55,264	71,177	78,981
Passenger Yield (RMB)	0.56	0.52	0.52
Domestic	0.55	0.53	0.54
Regional (Hong Kong, Macau and Taiwan)	0.75	0.71	0.72
International	0.56	0.47	0.47
Passenger Load Factor (%)	80.50	81.23	81.06
Domestic	81.23	82.16	82.96
Regional (Hong Kong, Macau and Taiwan)	76.04	77.45	79.99
International	79.34	79.83	77.73

In 2015, we conducted significant optimization of our fleet structure, and increased our fleet to 551 aircrafts as of the end of 2015, and the variety of our aircraft models was streamlined to 13 models by the end of 2015. In respect of passenger transportation, we actively seized the opportunities brought about by international low oil prices and robust demand for outbound tourism, and achieved impressive growth in passenger transportation by responding proactively to adverse factors such as geopolitical instability around the globe, terrorist attacks outside China, MERS cases in South Korea and impact on short-haul routes due to formation of a high-speed railway network in 2015. Efforts have been made to foster the construction of hubs and negotiate time slots in hub and core markets in order to promote superb connectivity. In respect of freight transportation and logistics, we tightened our cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices in 2015. In 2015, we further strengthened our cooperation with both member and non-member airlines of SkyTeam Alliance to widen the scope of cooperation and improve the quality of cooperation. In September 2015, we entered into a strategic partnership with Delta Air Lines to deepen our cooperation in terms of code-share, cabin sharing and joint sales. By forming an industry-leading route network, both parties implemented codeshare on 123 routes, including 9 international major routes and 114 domestic routes in the PRC and the USA. Through offering joint sales to corporate customers, the influential power of the North American corporate customers was increased. As for the European market, we and Air France have realized interline transit services for flights departing and arriving at Shanghai, Dalian, Paris and Nice. In the Australian market, the joint operation with Qantas was officially commenced to launch codeshare on major routes such as Shanghai-Sydney and Shanghai-Melbourne routes, in order to launch in-depth cooperative projects including customer base sharing.

In 2015, we put in available seat – kilometers (ASK) of approximately 181,792.90 million passenger-kilometers, representing an increase of approximately 13.2% from 2014. Number of passengers carried in 2015 was approximately 93.8 million, representing an increase of approximately 11.9% from 2014. Passenger load factor in 2015 was approximately 80.5%, representing an increase of approximately 1.2% from 2014. Passenger revenue in 2015 amounted to approximately RMB78,585 million, representing an increase of approximately 4.4% from 2014.

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

In 2016, we put in available seat – kilometers (ASK) of approximately 206,249.27 million passenger-kilometers, representing an increase of approximately 13.5% from 2015. Number of passengers carried in 2016 was approximately 101.74 million, representing an increase of approximately 8.5% from 2015. Passenger load factor in 2016 was approximately 81.2%, representing an increase of approximately 0.7% from 2015. Passenger revenue in 2016 amounted to approximately RMB83,577 million, representing an increase of approximately 6.4% from 2015.

In 2016, we further strengthened our Shanghai core hub and Xi’an and Kunming regional hubs. The aggregated number of transits connecting “origin to destination” of the three hubs reached 6,075, an increase of 13.8% as compared to 2015. In respect of the number of transits connecting “origin to destination”, Pudong reached 4,083, an increase of 17.9% as compared to 2015, Kunming reached 1,384, an increase of 9.1% as compared to 2015, and Xi’an reached 608, which was similar to 2015. The three hubs transported approximately 4.51 million passengers, an increase of 27.0% as compared to 2015. Among them, our Shanghai hub transported approximately 2.99 million passengers, an increase of 27.2% as compared to 2015, comprising 25.6% of transit flights; our Kunming hub transported approximately 1.18 million passengers, an increase of 18.7% as compared with 2015, comprising 16.1% of transit flights; and Xi’an hub transported approximately 340,000 passengers, an increase of 64.7% as compared to 2015, comprising of 6.9% transit flights.

In 2017, in view of a relatively complicated external environment and intensifying competition, we embrace challenges by seizing new development opportunities such as the “One Belt One Road” initiative, free trade port in Shanghai, the construction of the new airport in Beijing and the full access to electronic devices on aircraft.

According to the “Approval of the feasibility study report of the construction of new airport in Beijing” by the NDRC and the “Notice regarding the matters of the construction of airline base project at the new airport in Beijing” by CAAC, the new airport in Beijing is located along the north bank of Yongding River, and between Yu Fa Town and Li Xian Town, Daxing District, Beijing and Guangyang District, Lang Fang, Hebei. Being the major base airline of the new airport in Beijing, we will undertake base construction according to the target of bearing 40% of the traffic flow of the new airport in Beijing. In February 2017, we have gained the approval from the NDRC in regards of the base project at the new airport in Beijing. After the commencement of operation of the new airport in Beijing in 2019, we will grasp the developmental opportunities derived from the coordinated development of Beijing, Tianjin and Hebei, especially the construction of Xiong’an New District by the State, to actively strive for routes and time slot resources. Leveraging on the SkyTeam Airline Alliance platform, we will construct international coverage of our route networks to provide convenient, highly efficient and quality outbound travelling services for travelers.

In 2017, we focused on the operation and development of the passenger transportation business. We continued to optimize e-commerce platform functions. For e-commerce, we expedited the construction of our in-flight internet connection platform. The scale of the aircraft fleet with Wi-Fi installed ranked at the top nationwide and we took the lead in allowing the use of portable electronic devices on flight in the PRC. As at the end of 2017, internet access has become available in all our 74 wide-body aircraft with the coverage of major business routes in Europe, the U.S., Australia and China. “Internet Access In the Air” enhanced customers’ in-flight experience. We also upgraded and improved our 11 overseas websites, and a total of 12 updates were made to our mobile application. Furthermore, we introduced new service products such as pre-flight ordering of in-flight meals via mobile application, with an aim to optimize service experiences of customers. We strengthened the shopping mall points operations by introducing diversified point redemption products such as oversized baggage redemption and continued to increase the revenue from the sales of non-aviation points, where the revenue from the sales of nonaviation points increased by 149% compared to last year.

In 2017, we continued to optimized our fleet structure. We introduced a total of 73 aircraft of major models and a total of 18 aircraft retired. With the introduction of B737-8MAX series aircraft and the gradual retirement of B767 series aircraft, our fleet structure has been made younger. In 2017, we continued to deepen and expand our cooperation with external partners. We deepened the comprehensive partnership with Delta by further expanding the code-share coverage and jointly deepened marketing cooperation by expanding channels and markets. We also strengthened our business partnership with AFK by further expanding our code-share coverage with it. Capitalized on the cooperation platform of SkyTeam Airline Alliance, we have newly launched code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In addition, we attached importance to and continued to strengthen the cooperation with airlines which are not members of SkyTeam Airline Alliance. In collaborating with Qantas Airways Limited (IATA code: QF), we launched enhanced cooperation in joint operation and sales, and points earning and redeeming of frequent flyer program. We commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK), and discussion on bilateral cooperation of frequent flyers with WestJet Airlines Ltd. (IATA code: WS).

In 2017, we strengthened the research on the route network planning of Beijing’s new hub, and actively promoted the construction project of our base in the new airport in Beijing. We conducted seasonal improvements and adjustments on transportation capacity, and introduced Beijing-Hangzhou-Sydney, Kunming-Sydney and Wuhan-Sydney routes in accordance with the characteristics of European, American and Australian markets in recent years. In view of the changing demand for the Korean market, we reduced transportation capacity and changed to use smaller aircraft. We also introduced routes such as Shanghai-Jakarta, Shanghai-Cebu, Xi’an-Prague and Shenzhen-Krabi so as to be in line with the State’s “One Belt One Road” initiative. As at the end of 2017, with the matching route networks with the SkyTeam Airline Alliance members, our route networks reached 177 countries and 1,074 destinations.

In 2017, we put in available seat – kilometers (ASK) of approximately 225,996 million passenger-kilometers, representing an increase of approximately 9.6% from 2016. Number of passengers carried in 2017 was approximately 111 million, representing an increase of approximately 8.9% from 2016. Passenger load factor in 2017 was approximately 81.1%, representing a decrease of approximately 0.17 percentage point from 2016. Passenger revenue in 2017 amounted to approximately RMB91,564 million, representing an increase of approximately 9.6% from 2016.

In 2017, we further strengthened our Shanghai core hub and Xi’an and Kunming regional hubs. The aggregated number of transits connecting “origin to destination” of the three hubs reached 6,489, an increase of 6.8% as compared to last year. In respect of the number of transits connecting “origin to destination”, Pudong reached 4,225, an increase of 3.5% as compared to last year, Kunming reached 1,608, an increase of 16.2% as compared to last year, and Xi’an reached 656, an increase of 7.9% as compared to last year. The three hubs transported approximately 4.98 million passengers, an increase of approximately 10.5% as compared to last year. Among them, our Shanghai hub transported approximately 3.02 million passengers, an increase of approximately 1.2% as compared to last year, comprising 24.3% of transit flights; our Kunming hub transported approximately 1.45 million passengers, an increase of approximately 22.7% as compared with last year, comprising 17.7% of transit flights; and Xi’an hub transported approximately 0.51 million passengers, an increase of approximately 50.3% as compared to last year, comprising of 8.6% transit flights.

Cargo and Mail Operations

The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2015, 2016 and 2017:

		Year Ended December 31,
	2015	2016	2016	2017
		(Non-comparable basis)(1)	(Comparable basis) (2)
Cargo and Mail Traffic (in RFTKs)	4,865	4,875	2,495	2,663
(millions)
Domestic	948	964	927	896
Regional (Hong Kong, Macau and Taiwan)	126	126	38	45
International	3,791	3,786	1,530	1723
Cargo and Mail Capacity (in AFTKs)	8,842	9,440	6,535	7,057
(millions)
Domestic	2,337	2,221	2,163	2,278
Regional (Hong Kong, Macau and Taiwan)	281	270	148	188
International	6,224	6,949	4,224	4,592
Cargo and Mail Yield (RMB)	1.33	1.25	1.25	1.36
Domestic	1.09	1.07	1.10	1.10
Regional (Hong Kong, Macau and Taiwan)	3.01	2.98	3.04	3.56
International	1.34	1.24	1.30	1.44
Cargo and Mail Load Factor (%)	55.02	51.64	38.20	37.70
Domestic	40.57	43.39	42.90	39.30
Regional (Hong Kong, Macau and Taiwan)	44.82	46.51	25.70	23.90
International	60.91	54.48	36.20	37.50

Notes:

(1)	On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by us to Eastern Airlines Industry Investment. China Cargo Airlines, a non-wholly owned subsidiary of Eastern Logistics, operated nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. Under non-comparable basis, our operating data in 2016 comprised of our whole cargo freight data during the period from February to December 2016.
(2)	Under comparable basis, our operating data in 2016 did not include our whole cargo freight data during the period from February to December 2016.

On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by us to Eastern Airlines Industry Investment. China Cargo Airlines, a non-wholly subsidiary of Eastern Logistics, operated a total of nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. After completion of the disposal, we will focus on air passenger transportation business and continue to improve our operating and management ability. Also, on November 29, 2016, we and Eastern Logistics entered into the freight logistics daily connected transactions framework agreement. See “ Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Related Business Transactions - Eastern Logistics, an indirectly owned subsidiary of CEA Holding - Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics”.

On January 1, 2017, to avoid the competition between the bellyhold space business operated by us and the all-cargo aircraft freight business operated by China Cargo Airlines, we entered into the bellyhold space management agreement with China Cargo Airlines (“Bellyhold Space Management Agreement”) to entrust China Cargo Airlines for the operation of the bellyhold space business for a term of three years, which commenced on January 1, 2017. On March 1, 2018, we entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to us, and we will reimburse the operation cost of the bellyhold space business to China Cargo Airlines. The Bellyhold Space Management Agreement has been superseded by the contractual operation agreement dated March 1, 2018 entered into between the Company and China Cargo Airlines since March 31, 2018.

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•	Traffic revenue from services within the PRC (excluding Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional ”) )is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

•	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2017:

	2015	2016	2017
	(RMB million)	(RMB million)	(RMB million)
Domestic	61,222	63,730	67,923
Regional (Hong Kong, Macau and Taiwan)	3,569	3,516	3,624
International	29,178	31,658	30,928
Total	93,969	98,904	102,475

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

In October 2016, the CAAC and the NDRC jointly promulgated the Circular on the Further Reform of Passenger Transport Price Policy in Civil Aviation Domestic Air Transport, which loosened the control over the civil domestic airlines passenger transportation and changed the prices from government-oriented pricing to market-oriented pricing. According to the circular, the price of routes under 800km or routes above 800km that are in competition with high-speed rails for passenger transportation can be determined independently.

At the end of 2017, the CAAC and the NDRC jointly promulgated the Notice on Further Improving the Problems about Passenger Transport Price Policy in Civil Aviation Domestic Air Transport, given greater freedom to set fares on more domestic routes.

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

In 2005, the NDRC, the CAAC and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. The fuel surcharge standards for domestic passenger routes were adjusted according to a series of notices regarding the adjustments of passenger fuel surcharges on domestic routes issued by the NDRC and the CAAC from 2006 to 2008. In the second half of 2008, international crude oil prices decreased significantly, leading the NDRC and the CAAC to release an announcement on January 14, 2009 to suspend fuel surcharges for domestic passenger routes with effect from January 15, 2009. A Notice Concerning the Relevant Issues on Establishment Linkage Mechanism for Passenger Fuel Surcharges on Domestic Routes and the Price of Domestic Aviation Coal Oil Fuel by NDRC and CAAC, with effect from November 14, 2009, provided that fuel surcharges shall be charged by the airlines, at the airline’s discretion, but within certain limits as set forth in the notice. On March 31, 2010, the NDRC and CAAC issued the Notice Regarding the Publication of Passenger Fuel Surcharges Rate on Domestic Routes, which reduced the standard fuel surcharge by 3.1% for domestic routes. In addition, on March 31, 2011, the NDRC and CAAC issued another similar notice, which further adjusted the standard fuel surcharge downwards. From August 1, 2011, according to the Announcement on the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel, issued by the NDRC and CAAC, the rate of domestic route fuel surcharges will be adjusted each month if the difference in consolidated purchase costs for domestic aviation coal oil fuel exceeds RMB250 per ton.

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

In early 2013, the CAAC amended the original Civil Aviation Incidents Standards and published the new Civil Aviation Incidents Standards which became effective as of March 1, 2013. The CAAC amended the Management Rules on Safety Information of Civil Aviation which became effective on April 4, 2016 and required that related Chinese airlines should arrange a certain number of specialists that satisfied with special requirements to take charge of the management of safety information. The CAAC promulgated the new Administrative Provisions on Emergencies of China’s Civil Aviation which became effective from April 17, 2016 and formulated the duties and responsibilities of Chinese airlines on the prevention and emergency preparedness, prediction and early warning, emergency disposal, handling and other emergency work of civil aviation. We will ensure our relevant employees implement the new standards, which will enable us to enhance our daily operations. For more information on the safety standards and measures implemented by us, see “– Maintenance and Safety – Safety.” In 2016, the CAAC promulgated the new Administrative Provisions on Civil Aviation Safety Information. As a result, we formulated new internal regulations on aviation safety information to strengthen the safety of our information system.

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

Environmental Regulation

We are subject to a number of environmental laws and regulations issued by regulatory authorities in China including the Environment Protection Law of the PRC, the Prevention and Control of Noise Pollution Law of the PRC, the Environmental Protection Tax Law of the PRC, Implementing Regulations of Environmental Protection Tax Law of the PRC, Notice on Developing Carbon Reporting and Verification and Emissions Monitoring Plan of 2016 and 2017, the Notice on Printing and Distributing the List of Quota Management Units of Shanghai Carbon Emission Trading (2017 Edition). We believe that we comply with all applicable noise and environmental regulations in material aspects.

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

The civil aviation infrastructure levy was paid to the MOF and refunded again from July 1, 2008 to June 30, 2009, according to one of the ten measures announced by the CAAC in December 2008 in response to the global economic downturn. The refunded levy for China’s aviation industry amounted to approximately RMB4,000 million in total. The ten measures also include measures to enhance safety, reduce taxes, invest in infrastructure and optimize the airspace and air routes.

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares individually or together. For PRC air transportation companies, pursuant to the new Catalog of Industries for Guiding Foreign Investment, jointly promulgated by the NDRC and MOC on July 28, 2017, Chinese investors should be the controlling shareholders of a PRC air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a Chinese airline.

Domestic Investment

According to the Regulations on Domestic Investment in Civil Aviation Industry issued by the Ministry of Transport of PRC and effected on January 19, 2018, public air transport companies that require special management for domestic investment can keep a relative state-owned holding in its equity structure. The state-owned shares ratio requirement of major civil transport airports is loosened. Moreover, investment restrictions among various entities in the civil aviation industry are further liberalized.

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

There are currently more than 50 Chinese airlines in mainland China, and we compete with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at speeds of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes between 500 km to 800 km. The high-speed railway routes between Shanghai and Kunming, Baoji and Lanzhou and Xi’an and Chengdu commenced operations in 2017, and has affected our Xi’an and Chengdu route, Guiyang and Kunming route, Xi’an and Xining route and Xi’an and Lanzhou route.

With the establishment of a PRC national high-speed railway network, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. In 2017, our Air-Rail Service and Air-Bus Service developed steadily with increased routes in Yangtze River Delta, Xi’an, Lanzhou and other cities and regions. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services.

Regional

Our Hong Kong routes are highly competitive. We currently operate approximately 20 flight routes between various cities in mainland China and Hong Kong. The primary competitors on our Hong Kong routes are Cathay Pacific Airways (“Cathay”), Hong Kong Dragon Airlines Limited (“Dragonair”) and HongKong Airlines. Cathay, Dragonair and HongKong Airlines compete with us on several of these routes, particularly the Shanghai-Hong Kong route. We also face competition from Spring Airlines on our Shanghai-Hong Kong and Shanghai-Macau routes. In addition, we face competition from HK Express on our Kunming-Hong Kong route. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February, 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition.

The policy restraint on direct flights between Taiwan and mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and mainland China since mid-2016. We currently operate flights to Taipei from Shanghai, Xi’an, Kunming, Changzhou, Hefei, Huai’an, Yinchuan, Nanchang, Lanzhou, Lijiang, Ningbo, Nanjing, Qingdao, Huangshan, Taiyuan, Wuhuan, Wuxi. We currently compete with China Airlines and EVA Air on our Shanghai-Taipei, Nanjing-Taipei, Wuhan-Taipei, Xi’an-Taipei and Qingdao-Taipei routes. However, given the arrangement is subject to the political relationship between Taiwan and mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement. As one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes, or our results will not be aversely impacted.

We compete with Air Macau on the Shanghai Pudong-Macau route. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers travelling between Taiwan and mainland China.

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

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges worldwide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. See “ – Marketing and Sales – SkyTeam Alliance.” In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines Corporation and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport. We facilitate joint sales by optimizing transit connection with Delta Airlines and enhanced co-operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas.

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

In 2016, we proactively promoted the establishment of transportation hubs with the opening of various international routes for long-haul flights and an enhanced coverage of our transportation network. With Shanghai as the core hub, we added six international routes for long-haul flights to our network, connecting Shanghai and Prague, Amsterdam, Madrid, St. Petersburg, Chicago and Brisbane, respectively. We provided more frequent flight services on routes connecting Shanghai and New York City, Los Angeles, Sydney and Melbourne. We added routes connecting Kunming and Sydney, Qingdao and San Francisco, Nanjing and Vancouver and Hangzhou and Sydney. Last, we stabilized the allocation of our flight capacities for Japan, Korea and Southeast Asia markets. As a result of these enhanced transit connection and expanded transit routes structures. Meanwhile, we also continued to strengthen our cooperation with airlines which are not members of the SkyTeam Alliance. We and Qantas Airways opened up our respective VIP lounges in the PRC and Australia to each other. Through cooperating with British Airways, Royal Brunei Airlines and China Express Airlines in code sharing, we optimized our transit connection at London Heathrow Airport and enhanced the level of coverage of our route network in Southeast Asia.

In 2017, we actively responded to the competition in international market. We have strengthened our cooperation with Air-France KLM and Delta to further extend our international route and improve our competitiveness and reputation in the international market. Relying on the cooperation platform of SkyTeam Airline Alliance, we have newly launched code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In addition, the agreement of “Fully Opening of the Aviation Market” between China and Australia has intensified the competition in the Australian market, yet, it has caused us to strengthen our cooperation within the SkyTeam Airline Alliance, especially joining hands with Qantas Airlines, a cooperative partner, to expand the route network and share the infrastructure and resources of the main bases of both parties. We deepened our cooperation with Qantas Airlines in terms of code sharing, joint operation and sales. We commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK). In 2017, we also proactively adjust our capacities in international routes according to the market situation.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese and international airlines. We have four main maintenance bases in Shanghai, Kunming and Xi’an and several maintenance bases in our provincial hubs including Taiyuan, Qingdao and etc. Our primary aircraft maintenance base is at Pudong International Airport. We employed approximately 11,993 workers as maintenance and engineering personnel as of December 31, 2017. We prepared our own training plan for our employees to meet the requirements of certain regulations and the needs for future development. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. In 2017, we entered into two agreements with Honeywell and we expect to save US$0.8 million of repairing costs.

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

Since December 2014, we have adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. (“Eastern Technology”), a wholly-owned subsidiary specializing in aircraft maintenance, to explore the transformation of supporting assets to operational assets. In 2015, Eastern Technology engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate our centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment. In 2016, other airlines such as Singapore Airlines, AirAsia and Royal Brunei Airlines became customers of Eastern Technology, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi. In 2017, other airlines such as Macau Airlines, Delta, Asiana Airlines, Hong Kong Airlines and Malaysia Airlines became customers of Eastern Technology.

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

In 2013, we continued to strengthen our Safety Management System (“SMS”). We issued work implementation plans that provided specific measures to address risks such as lighting strikes, hard aircraft landings and communication systems failures. In addition, we established the Nantong Airport training base to provide additional training programs for our flight crews. Furthermore, we formulated the “Assessment and Remuneration Packages of Star-rating flight Crew Members”, which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, discipline and provision of services. The management of each of our provincial hub operations is responsible for the flight safety operations at the respective hub under the supervision of our flight safety management division. We prepare monthly safety bulletins detailing recent developments in safety practices and procedures and distribute them to each of our flight crew, the maintenance department and the flight safety management department. The CAAC also requires us to prepare and submit semi-annual and annual flight safety reports.

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

In 2017, through the formulation of safety management responsibility list, we strengthened procedure management and enforced safety management responsibilities. We also carried out safety management system effectiveness evaluation to enhance our abilities in identifying and managing material operational risks. In addition, we improved our emergency handbooks and emergency flows to enhance its ability in handling contingencies, as well as conducted comprehensive safety inspections and adopted specific prevention measures targeting material risk-prone areas to strengthen risk management. We made use of information technology to disseminate safety information and risk alerts quickly and strengthened the application of technology in safety management. We developed air defense information system to promote the integration of air security and ensured the safety of air defense. In 2017, we had 2,073,000 safe flying hours and 879,700 take-off and landing flights, which is an increase of 8.0% and 7.0%, respectively, over the same period of year 2016.

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

In 2015, we established a routine inspection system and a contingency mechanism for its reporting website for external security breach. The data loss prevention (DLP) project was implemented and our information security management system passed the ISO27000 certification. In the future, we will further improve our security code review and management system; promote the construction of IPS at the internet portal and the information technology disaster backup center to elevate the overall protection level on our information system security.

In 2016, we conducted information system emergency response training and commissioned the construction of our Xi’an disaster backup facility. In addition, we implemented security code review and security protection around the boundaries of our internet and data center, optimized the multi-dimensional security protection system and elevated the overall security protection level on our information system.

In 2017, we based on the “Three Centers in Two Places” plan to promote our work on the construction of the Xi’an data and disaster backup facility and the construction of a globalized basic assurance and service system. We optimized the multi-dimensional security protection system on the internet and the data center to prevent the attack of the “WANNACRY” ransomware effectively. We conducted information system emergency response training and relied on security code quality analysis to implement security code review and security protection. We also commenced security review for information system and enhanced emergency response of internet security, optimized the multi-dimensional security protection system on the internet and the data center and safeguarded the security of key information infrastructure, elevating the overall security protection standard on our information system. In 2017, our information security management system passed the ISO27001 review for certification renewal and the ISO20000 review.

We did not purchase any insurance for internet security.

Fuel Supplies

Jet fuel is one of the major expenses of airlines. Fuel costs represented approximately 25.0% of our total operating expenses in 2017. Our aviation fuel expenditure in 2017 was RMB25,131 million, representing an increase of 28.1% from RMB19,626 million in 2016. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations.

In 2017, our total aircraft fuel cost was approximately RMB25,131 million, representing an increase of 28.1% from RMB19,626 million in 2016, which was mainly due to an increase in average price of fuel as the OPEC and other oil suppliers efficiently squeezed excess supply of oil in the market and the political upheaval in the Middle East increased the uncertainty of oil production, and to a lesser extent, an increase in the volume of refueling from 2016 to 2017. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

Ground Facilities and Services

The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hongqiao International Airport and Pudong International Airport. We currently also operate from various other domestic airports. We have hangars, aircraft parking and other airport service facilities at these airports, and provide ground services in these locations.

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

In 2017, we enhanced the flight management to reduce the delay in takeoff. We also improved our service in self check-in management by optimizing our internal management process. In addition, we deepened our cooperation with Air-France KLM, Delta and other members of the SkyTeam to provide through check-in services in various domestic airports and international airports.

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

We have also adopted customized strategies to market our services to particular travelers. We seek to establish long-term customer relationships with business entities that have significant air travel requirements. In order to attract and retain business travelers, we focus on the frequency of flights between major business centers, convenient transit services and an extensive sales network. We launched our initial frequent flyer program in 1998 and joined the “Asia Miles” frequent flyer program in April 2001 to attract and retain travelers. In August 2003, we upgraded and rebranded our frequent flyer program to “Eastern Miles” and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels, restaurants and other service providers that are our strategic partners. As a result of our continual efforts to develop the “Eastern Miles” program, the number of members of the frequent flyer program reached over 22.8 million in 2014. The special services hotline “95530” call center was established and came into operation in 2004. In light of the expansion of national high-speed railway network, we have cooperated with the Shanghai Railway Bureau to launch “Air-Rail Pass Transportation” products. Our domestic and international flights together with the high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, have formed an air-rail two-way transportation product, which has helped us broaden our customer resources.

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail stores by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. As of the end of 2017, frequent flyer members of “Eastern Miles” reached 33.4 million, increased by 14.3% compared to 2016. We actively launched marketing campaigns such as “Members’ Day” and “818 Big Sale”, as well as increased the diversity of non-aviation point redemption channels and products, boosted the loyalty of our customers such that the ratio of frequent flyer members repeating their flights raised to 31.71%, representing an increase of 1.37 percentage points. Meanwhile, we placed emphasis on and strengthened the cooperation with travel management companies (“TMC”), online travel agency’s (OTA) agents and major customers. Sales revenue from TMC increased by 38.92% compared to last year. Revenue from direct corporate customers increased by 25.07% compared to last year, the number of direct corporate customers increased to 4,027, increased by 27.1% compared to 2016

Our advertising, marketing and other promotional activities include the use of online platforms, radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2016, China Eastern Airlines E-Commerce Co., Ltd. established an e-commerce platform by integrating our online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as our official website, mobile application and member website were launched with success. In 2017, 12 major updates were made to our mobile application.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. Currently, our global website covers North America, Australia, Europe and Asia Pacific. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns, upgrading and expanding the services offered by our online sales system. In 2012, we introduced “China Eastern Mobile E”, a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. In 2013, we introduced a new version of China Eastern Mobile E and increased the application of “China Eastern Mobile E” to 14 airports. In 2016, we introduced the English version of “China Eastern Mobile E” to our customers. In addition, we introduced “M Website”, a website portal that provides mobile flight booking, flight status and online checking services and applied several third-party payment platforms to our ticket booking system. We also increased the success rate of website payment. In addition, we updated the ability for sale activities and self-service.

In 2017, to expand direct sales channels effectively, we launched “Air Tickets Market” offline while strengthened online sales channels on our official website and mobile user terminals, continued to enhance our ability in direct sales. Our revenue from direct sales increased significantly by 34.3% as compared to 2016 representing 51.2% of revenue, which increased 11 percentage points as compared to 2016 while agency fee expenses reduced continuously. In 2017, the amount of tickets purchased from our official website and mobile application reached approximately 10.5 million and led to the revenue of approximately RMB10.2 billion, representing approximately 16% of the total revenue of ticket sales.

We also maintain an extensive domestic network of sales agents and representatives in order to promote in-person ticket sales and to assist customers. Direct sales are also promoted through the availability of our telephone reservation and confirmation services. In addition to our domestic sales agents located in various cities in mainland China, Hong Kong, Macau and Taiwan, we maintain overseas sales or representative offices worldwide, including: (i) North American locations such as Honolulu, Los Angeles, New York, San Francisco and Vancouver; (ii) European and Middle Eastern locations such as Frankfurt, Hamburg, London, Moscow, Paris, Rome, Madrid, Brussels and Munich; (iii) Asia-Pacific locations such as Seoul, Tokyo, Osaka, Nagoya, Fukuoka, Hiroshima, Sapporo, Niigata, Fukushima, Okinawa, Shizuoka, Kanazawa, Toyama, Nagasaki, Kagoshima, Okayama, Matsuyama, Singapore, Bangkok, Phuket, New Delhi, Kolkata, Kuala Lumpur, Ho Chi Minh, Bali, Dubai, Dhaka, Phnom Penh, Siem Reap, Vientiane, Yangon, Mandalay, Kathmandu and Maldives; and (iv) Australian locations such as Melbourne and Sydney.

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA represents approximately 240 airlines and comprises approximately 84% of scheduled international air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights. In addition, we have entered into distribution agreements with ABACUS, TOPAS, SABRE, GALILEO and AMADEUS.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011.

By the end of 2015, we have entered into frequent flyer and airport lounges agreements with 20 SkyTeam member airlines and implemented code-sharing programs covering 670 routes, as well as 336 routes with non-SkyTeam member airlines, which has further broadened the coverage of our route network. By the end of 2016, we implemented code-sharing programs with 12 SkyTeam member airlines and the number of code sharing routes with non-SkyTeam member airlines increased by 52% as compared to 2015. We also cooperated with nine SkyTeam member airlines including Delta, Air France and KLM, China, Alitalia, Garuda Indonesia and Iberia in joint check-ins for 21 transit points. By the end of 2017, we implemented code-sharing programs with 14 SkyTeam member airlines. The two newly cooperated SkyTeam members are Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK).

By connecting to the route networks of other SkyTeam member airlines, we are able to offer our passengers seamless transit to 25 destinations in 15 countries under a single plane ticket with direct luggage services as of December 31, 2017. Passengers may also enjoy the comfort of more than 600 VIP airport lounges of SkyTeam around the world. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2017, Shanghai Airlines Tours continued to optimized its business and leisure travel services under two brands, namely, “Shanghai Airlines Travel” and “Shanghai Airlines Holiday”, by developing new tourism products and models. Shanghai Airlines Tours launched its online official store to expand its direct sale channels and consolidated its online and offline channels to make full use of its resources. It also successfully became the supplier of several government departments. In addition, Shanghai Airlines Tours strengthened the cooperation with our other subsidiaries to connect its business to ours to improve the overall service quality and performance.

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

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited (“PICC”), and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which we also purchase insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 100,000 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any other agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines.

C. Organizational Structure

See the section headed “Item 4. Information on the Company — History and Development of the Company”.

D. Property, Plant And Equipment

Fleet

As of December 31, 2017, we operated a fleet of 637 aircraft, including 627 passenger aircraft, most with a seating capacity of over 100 seats and 10 business aircraft held under trust. In 2017, we introduced 73 aircraft of major models. With the introduction of B737-8MAX series aircraft and the gradual retirement of B767 series aircraft, our fleet age structure has been made younger. As we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Investment on February 8, 2017, the fleet ceased to include the nine freighters operated by China Cargo Airlines.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2017:

						Units
No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	9	11	—	20	1.9
2	A330-300	1	17	7	25	6.9
3	A330-200	15	15	3	33	5.3
4	B767	4	—	—	4	19.5
Total number of wide-body aircraft		29	43	10	82	5.6

5	A321	38	39	—	77	4.4
6	A320	79	52	48	179	7.1
7	A319	13	20	2	35	4.7
8	B737-800	46	62	84	192	3.9
9	B737-700	42	13	1	56	8.6
10	B737-8MAX	—	6	—	6	0.1
Total number of narrow-body aircraft		218	192	135	545	5.5
Total number of aircraft		247	235	145	627	5.5

Total number of aircraft held under trust					10

Total number of aircraft					637

The table below sets forth the daily average utilization rates of our jet passenger aircraft for each of the year ended December 31, 2017:

2017
(in hours)
B777-300ER	14.1
B767	7.3
A330 Series	11.3
A320 Series	9.6
B737 Series	8.8

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase fifty new Boeing B737 series aircraft which are expected to be delivered to us in stages from 2017 to 2019. On August 14, 2015, we also entered into a purchase agreement with Airbus SAS to purchase fifteen new Airbus A330 series aircraft, which are expected to be delivered to us in stages from 2017 to 2018. On April 28, 2016, we entered into a purchase agreement with Boeing Company to purchase 15 B787-9 aircraft, which are expected to be delivered to us in stages from 2018 to 2021. On the same day, we also entered into a purchase agreement with Airbus SAS to purchase 20 Airbus A350-900 series aircraft, which are expected to be delivered to us in stages from 2018 to 2022.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2018 to 2019 are as follows:

	2018E		2019E
	Introduction	Retirement	Introduction	Retirement
Model
Passenger aircraft
A319 Series	—	—	—	—
A320 Series	16	—	25	—
A321 Series	—	—	—	—
A330 Series	8	10	—	—
A350 Series	2	—	5	—
B787 Series	4	—	6	—
B777 Series	—	—	—	—
B767 Series	—	4	—	—
B737 Series	37	1	26	—
Total number of passenger aircraft	67	15	62	—

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

Fleet Financing Arrangements

We generally acquire aircraft through internal funds, long-term capital leases or operating leases. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Operating Facilities

As of December 31, 2017, we (including subsidiaries and branches) had operations on 660 parcels of land, occupying a total area of approximately 3.6 million square meters. In addition, as of December 31, 2017, we (including subsidiaries and branches) owned approximately 2,204 buildings. We and our major subsidiaries have obtained the land use rights certificates and building ownership certificates for certain parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the five remaining parcels. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2017.

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

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger services.

Our overall capacity on an available tonne kilometer, or ATK, basis increased by approximately 9.2% from approximately 25,098 million in 2016 to approximately 27,397 million in 2017 under comparable basis and decreased by 2.2% from approximately 28,002 million in 2016 to approximately 27,397 million in 2017 under non-comparable basis, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 9.6% from approximately 206,249 million in 2016 to approximately 225,996 million in 2017. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 8.8%, from approximately 17,333 million in 2016 to approximately 18,856 million in 2017 under comparable basis and decreased by 4.3% from approximately 19,713 million in 2016 to approximately 18,856 million in 2017 under non-comparable basis.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management’s estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

Others relate to the capitalized costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport, respectively. These costs are amortized using the straight-line method over their useful lives of 3 years.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

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

For sale and leaseback transactions resulting in a finance lease, the sales proceeds are recorded as a borrowing and the relevant assets are continued to be measured at their carry value.

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Revenue recognition

The Group recognizes traffic revenues in accordance with the accounting policy stated in note 3 to the financial statements. Unused tickets are recognized in traffic revenues upon legal expiration. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

Frequent flyer program

The Group operates frequent flyer programs that provide travel awards to program members based on accumulated miles. A portion of passengers’ revenue attributable to the award credits of frequent flyer benefits is deferred and recognized when the award credits have been redeemed or have expired. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits is estimated based on the yearly average flight ticket prices and the expected redemption rate is estimated by reference to the historical trends of redemptions. Different judgments or estimates could significantly affect the estimated provision for frequent flyer programs and the results of operations.

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

Retirement benefits

The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, travel allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in note 3 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in note 37 to the financial statements.

Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in note 3 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of deductible tax losses carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

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

Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

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

Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in note 3 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates.

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

Operating Segments

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the our chief operating decision-maker (“CODM”). Our CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit before income tax, arising from different accounting policies are set out in note 7(c) below.

A. Operating Result

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	88,245	90,185	93,969	98,904	102,475
(Loss)/gain on fair value changes of derivative financial instruments	18	11	6	2	(311)
Other operating income and gains	2,725	3,685	5,269	5,469	7,481
Operating expenses	(89,412)	(87,823)	(86,619)	(91,889)	(100,525)
Operating profit	1,576	6,058	12,625	12,486	9,431
Finance income / (costs), net	576	(2,072)	(7,110)	(6,176)	(1,072)
Profit before income tax	2,217	4,113	5,667	6,497	8,610
Profit for the year attributable to the equity holders of the Company	2,373	3,410	4,537	4,498	6,342
Basic and fully diluted earnings per share (1)	0.20	0.27	0.35	0.33	0.44

	As of December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,995	1,355	9,080	1,695	4,605
Net current liabilities	(40,472)	(42,887)	(51,309)	(52,194)	(62,035)
Non-current assets	127,458	147,586	174,914	196,436	211,434
Long term borrowings, including current portion	(36,175)	(41,210)	(43,675)	(29,749)	(28,842)
Obligations under finance leases, including current portion	(23,135)	(38,695)	(52,399)	(61,041)	(66,868)
Total share capital and reserves attributable to the equity holders of the Company	26,902	29,974	37,411	49,450	55,360
Non-current liabilities	(58,404)	(72,928)	(83,674)	(91,876)	(90,621)
Total assets less current liabilities	86,986	104,699	123,605	144,242	149,399

(1)	The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue.

2017 Compared to 2016

Revenues

Our revenues increased by approximately 3.6%, from approximately RMB98,904 million in 2016 to approximately RMB102,475 million in 2017. Revenues increased in our passenger business operations, primarily due to increased passenger demand and increase in scheduled flights, which was partially offset by decreased revenue in our cargo and mail business operations, primarily due to disposal of Eastern Logistics in 2017.

In 2017, we transported approximately 111 million passengers, representing an increase of approximately 8.9%, from approximately 102 million passengers in 2016. Our total passenger traffic (as measured in RPKs) increased by approximately 9.3%, from approximately 167,529 million in 2016 to approximately 183,182 million in 2017.

Our total cargo and mail traffic (as measured in RFTKs) increased by approximately 6.7%, from approximately 2,495 million in 2016 to approximately 2,663 million in 2017 under comparable basis and decreased by approximately 45.4% from approximately 4,875 million in 2016 to approximately 2,663 million in 2017 under non-comparable basis.

Our average yield for our passenger operations remained relatively stable at RMB0.517 in 2016 and RMB0.521 per in 2017.

Our average yield for our cargo and mail operations increased by approximately 8.8% from approximately RMB1.25 in 2016 to approximately RMB1.36 in 2017.

The following chart sets forth our revenue breakdown for 2016 and 2017:

	Year Ended December 31		2017 vs. 2016
	2016	2017	Increase (Decrease)	% Increase (Decrease)
		(in millions of RMB)
Traffic revenues	89,554	95,187	5,633	6.3
Passenger revenue	83,577	91,564	7,987	9.6
Cargo and mail revenue	5,977	3,623	(2,354)	(39.4)
Others (1)	9,350	7,288	(2,062)	(22.1)
Total Operating Revenue	98,904	102,475	3,571	3.6

(1)	Includes tour operations income, ground service income, cargo handling income and processing income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by approximately RMB7,987 million, or approximately 9.6%, from approximately RMB83,577 million in 2016 to approximately RMB91,564 million in 2017. This increase was primarily due to increased passenger demand and increase in scheduled flights, as well as robust demand for outbound tourism.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues), which accounted for approximately 65.7% of our total passenger traffic revenues in 2017, increased by approximately 11.2% from approximately RMB54,137 million in 2016 to approximately RMB60,180 million in 2017, primarily due to increased passenger demand. Compared to 2017, our domestic passenger traffic (as measured in RPKs) increased by approximately 10.0% from approximately 106,361 million in 2016 to approximately 117,033 million in 2017. The number of passengers carried on domestic routes increased by approximately 10.0% from approximately 84 million in 2016 to approximately 93 million in 2017. Our passenger-kilometers yield for domestic routes remained relatively stable at RMB0.53 per passenger-kilometer in 2016 and RMB0.54 in 2017.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) which accounted for approximately 3.7% of our total passenger traffic revenues in 2017, increased by approximately 11.1% from approximately RMB3,078 million in 2016 to approximately RMB3,420 million in 2017, primarily due to the increase of passenger volume. Our regional passenger traffic (as measured in RPKs) increased by approximately 9.5% in 2017 from approximately 4,347 million in 2016 to approximately 4,758 million in 2017. The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by approximately 9.3% from approximately 3.2 million in 2016 to approximately 3.5 million in 2017. Our passenger-kilometers yield for regional routes remained relatively stable at RMB0.71 in 2016 and RMB0.72 in 2017.

International passenger traffic revenues, which accounted for approximately 30.6% of our total passenger traffic revenues in 2017, increased by approximately 6.1% from approximately RMB26,362 million in 2016 to approximately RMB27,964 million in 2017. The increase was primarily due to increased international passenger demand and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by approximately 8.0% in 2017 from approximately 56,821 million in 2016 to approximately 61,391 million in 2017. The number of passengers carried on international routes increased by approximately 2.5% from approximately 14.3 million in 2016 to approximately 14.7 million in 2017. Our passenger-kilometers yield for international routes remained relatively stable at RMB0.471 in 2016 and RMB0.470 in 2017.

Cargo and mail revenues

Our cargo and mail traffic revenues decreased by approximately 39.4%, from approximately RMB5,977 million in 2016 to approximately RMB3,623 million in 2017, which accounted for approximately 3.8% of our total traffic revenues in 2017. Cargo and mail yield increased by approximately 8.8% from approximately RMB1.25 in 2016 to approximately RMB1.36 in 2017.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues), which accounted for approximately 27.2% of our total cargo and mail traffic revenues in 2017, decreased from approximately RMB1,026 million in 2016 to approximately RMB985 million in 2017. This decrease was primarily due to the disposal of our interest in Eastern Logistics. Our freight tonne-kilometers yield for domestic routes remained relatively stable at RMB1.07 in 2016 and RMB1.10 in 2017 under non-comparable basis. Our freight tonne-kilometers yield for domestic routes remained stable at RMB1.10 in 2016 and RMB1.10 in 2017 under comparable basis.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for approximately 4.4% of our total cargo and mail traffic revenues in 2017, decreased by approximately 57.5%, from approximately RMB374 million in 2016 to approximately RMB159 million in 2017, mainly due to the disposal of our interest in Eastern Logistics. Our freight tonne-kilometers yield for regional routes increased from RMB2.98 in 2016 to RMB3.56 in 2017 under non-comparable basis. Our freight tonne-kilometers yield for regional routes increased from RMB3.04 in 2016 to RMB3.56 in 2017 under comparable basis.

International cargo and mail traffic revenues, which accounted for approximately 68.4% of our total cargo and mail traffic revenues in 2017, decreased by approximately 45.8%, from approximately RMB4,576 million in 2016 to approximately RMB2,478 million in 2017, mainly due to the disposal of our interest in Eastern Logistics. Our freight tonne-kilometers yield for international routes increased from RMB1.24 in 2016 to RMB1.44 in 2017 under non-comparable basis. Our freight tonne-kilometers yield for international routes increased from RMB1.30 in 2016 to RMB1.44 in 2017 under comparable basis.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling and processing services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by approximately 22.1% from approximately RMB9,350 million in 2016 to approximately RMB7,288 million in 2017, primarily due to disposal of Eastern Logistics, which also handles certain airport ground services, cargo handling and processing services.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2016 and 2017:

			2017 vs. 2016
	Year Ended December 31		(Increase) Decrease	% Increase (Decrease)
	2016	2017
		(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	(19,626)	(25,131)	(5,505)	28.0
Take-off and landing charges	(12,279)	(13,254)	(975)	7.9
Depreciation and amortization	(12,154)	(13,969)	(1,815)	14.9
Wages, salaries and benefits	(18,145)	(20,320)	(2,175)	12.0
Aircraft maintenance	(4,960)	(5,346)	(386)	7.8
Impairment charges	(29)	(491)	(462)	1,593.1
Food and beverages	(2,862)	(3,090)	(228)	8.0
Aircraft operating lease rentals	(4,779)	(4,318)	461	(9.6)
Other operating lease rentals	(868)	(836)	32	(3.7)
Selling and marketing expenses	(3,133)	(3,294)	(161)	5.1
Civil aviation development fund	(1,945)	(2,080)	(135)	6.9
Ground services and other expenses	(5,058)	(3,248)	1,810	(35.8)
(Loss)/gain on fair value changes of derivative financial instruments	2	(311)	(313)	(15,650.0)
Indirect operating expenses	(6,051)	(4,837)	1,214	(20.0)
Total Operating Expense	(91,887)	(100,525)	(8,638)	9.4

Our total operating expenses increased by approximately 9.4% from approximately RMB91,887 million in 2016 to approximately RMB100,525 million in 2017 primarily due to the influence of further expansion of our operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried. Our various costs such as take-off and landing costs, food and beverages, and depreciation and amortization increased from the previous year. Our total operating expenses accounted for approximately 98.1% of our operating revenue in 2017, representing an increase from approximately 92.9% in 2016.

Aircraft fuel expenses increased by approximately 28.0% from approximately RMB19,626 million in 2016 to approximately RMB25,131 million in 2017. The increase was primarily due to the increase in the volume of refueling by 4.5% and average fuel price by 22.5%.

Take-off and landing charges, which accounted for 13.2% of our total operating expenses in 2017, increased by 7.9% from approximately RMB12,279 million in 2016 to approximately RMB13,254 million in 2017, primarily due to the increase in our number of flights and the increase in our number of take-offs and landings. Meanwhile, the domestic take-off and landing charges increased due to the adjustment of pricing standards of China’s airports (CAAC 2017 Notice No. 18).

Depreciation and amortization increased by approximately 14.9% from approximately RMB12,154 million in 2016 to approximately RMB13,969 million in 2017, primarily due to the net addition of aircraft self owned and under finance leases to our fleet in 2017. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

Wages, salaries and benefits, which accounted for approximately 20.2% of our total operating expenses in 2017, increased by approximately 12.0% from approximately RMB18,145 million in 2016 to approximately RMB20,320 million in 2017, primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees. Additional information regarding the changes in our retirement benefits is disclosed in Note 37 to the consolidated financial statements.

Aircraft maintenance expenses, which accounted for approximately 5.3% of our total operating expenses in 2017, increased by approximately 7.8% from approximately RMB4,960 million in 2016 to approximately RMB5,346 million in 2017, primarily due to the net addition of nine wide-body aircraft and 46 narrow-body aircraft, which led to an increase in maintenance fees for aircraft and engines.

Food and beverage expenses increased by approximately 8.0% from approximately RMB2,862 million in 2016 to approximately RMB3,090 million in 2017, primarily due to the increase in the number of passengers carried and the rise in standards required for the provision of catering.

Aircraft operating lease rentals decreased by approximately 9.6% from approximately RMB4,779 million in 2016 to approximately RMB4,318 million in 2017, primarily due to the decrease of seven cargo aircraft under operating leases upon the disposal of the equity interest in Eastern Logistics.

Other operating lease rentals decreased by approximately 3.7% from approximately RMB868 million in 2016 to approximately RMB836 million in 2017, primarily due to the decrease of fees for ground assets under lease.

Selling and marketing expenses increased by approximately 5.1% from approximately RMB3,133 million in 2016 to approximately RMB3,294 million in 2017, primarily due to the increase in the proportion of direct sales for the year.

The amount of civil aviation development fund to the CAAC increased by approximately 6.9% from approximately RMB1,945 million in 2016 to approximately RMB2,080 million in 2017, primarily due to the increase in the length of miles flown in 2017.

Ground services and other expenses decreased by approximately 35.8% from approximately RMB5,058 million in 2016 to approximately RMB3,248 million in 2017, primarily due to the disposal of interest in Eastern Logistics in 2017.

Indirect operating expenses decreased by approximately 20.0% from approximately RMB6,051 million in 2016 to approximately RMB4,837 million in 2017, primarily due to the disposal of interest in Eastern Logistics in 2017.

Fair Value Changes of Derivative Financial Instruments

Changes in fair value of derivative financial instruments was recorded a loss of approximately RMB311 million in 2017, as compared to a gain of approximately RMB2 million in 2016. The difference was mainly due to the fair value movement of forward foreign exchange contracts in 2017.

Other Operating Income and Gains

Our other operating income mainly consists of subsidy income from cooperative routes, the rest being income from disposal of a subsidiary and income from government grants. The total amount of our other operating income and gains increased by approximately 36.8% from approximately RMB5,469 million in 2016 to approximately RMB7,481 million in 2017, primarily due to the disposal of interest in Eastern Logistics.

Net Finance Costs

In 2017, our finance income was approximately RMB2,112 million, representing an increase of approximately RMB2,016 million from approximately RMB96 million in 2016. Finance costs amounted to approximately RMB3,184 million in 2017, representing a decrease of approximately RMB3,088 million in 2016, primarily due to net exchange gains arising from the appreciation of RMB of approximately RMB2,001 million during the year.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased by approximately 41.0% from approximately RMB4,498 million in 2016 to approximately RMB6,342 million in 2017. The increase is mainly due to the increase in revenue and other operating income and gains.

Property, Plant and Equipment

We had approximately RMB166,856 million of property, plant and equipment as of December 31, 2017, including, among other assets, aircraft, engines and flight equipment, representing a 8.9% increase from approximately RMB153,180 million in 2016. The increase is mainly due to an increase in the number of aircraft.

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

The following chart sets forth our revenue breakdown for 2015 and 2016:

	Year Ended December 31		2016 vs. 2015
	2015	2016	Increase (Decrease)	% Increase (Decrease)
		(in millions of RMB)
Traffic revenues	85,076	89,554	4,478	5.3
Passenger revenue	78,585	83,577	4,992	6.4
Cargo and mail revenue	6,491	5,977	(514)	(7.9)
Others (1)	8,893	9,350	457	5.1
Total Operating Revenue	93,969	98,904	4,935	5.3

(2)	Includes tour operations income, ground service income, cargo handling income, commission income and others.

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

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues), which accounted for 6.3% of our total cargo and mail traffic revenues in 2016, slightly decreased by 1.6%, from RMB380 million in 2015 to RMB374 million in 2016. Our freight tonne-kilometers yield for regional routes decreased from RMB3.01 per tonne-kilometer in 2015 to RMB2.98 per tonne-kilometer in 2016.

International cargo and mail traffic revenues, which accounted for 76.5% of our total cargo and mail traffic revenues in 2016, decreased by 9.8%, from RMB5,075 million in 2015 to RMB4,576 million in 2016, due to increased competition from foreign cargo carriers which resulted in decreased shipping fees. Our prices for cargo and mail transportation on international routes also decreased as our freight tonne-kilometers yield for international routes decreased from RMB1.34 per tonne-kilometer in 2015 to RMB1.24 per tonne-kilometer in 2016.

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

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2015 and 2016:

			2016 vs. 2015
	Year Ended December 31		Increase (Decrease)	% Increase (Decrease)
	2015	2016
		(in millions of RMB)
Operating Expenses:
Aircraft fuel expenses	(20,312)	(19,626)	(686)	(3.4)
Takeoff and landing charges	(10,851)	(12,279)	1,428	13.2
Depreciation and amortization	(10,471)	(12,154)	1,683	16.1
Wages, salaries and benefits	(16,459)	(18,145)	1,686	10.2
Aircraft maintenance	(4,304)	(4,960)	656	15.2
Impairment charges	(228)	(29)	(199)	(87.3)
Food and beverages	(2,469)	(2,862)	393	15.9
Aircraft operating lease rentals	(4,254)	(4,779)	525	12.3
Other operating lease rentals	(812)	(868)	56	6.9
Selling and marketing expenses	(3,651)	(3,133)	(518)	(14.2)
Civil aviation development fund	(1,826)	(1,945)	119	6.5
Ground services and other expenses	(5,479)	(5,058)	(421)	7.7
Indirect operating expenses	(5,503)	(6,051)	548	10.0
Total Operating Expense	(86,619)	(91,889)	5,270	6.1

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

Aircraft fuel expenses decreased by 3.4%, from RMB20,312 million in 2015 to RMB19,626 million in 2016. The decrease was primarily due to the decrease in our average price of fuel by 13.62%, partially offset by an increase in ourvolume of refueling by 11.9%.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.1% in 2014, 1.4% in 2015, 2.0% in 2016 and 1.6% in 2017. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

B. Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations, bank loans and the issuance of corporate bonds. As a result, our liquidity could be materially and adversely affected if there is any delay in obtaining bank loans or a significant decrease in demand for our services.

As of December 31, 2015, 2016 and 2017, we had RMB9,080 million and RMB1,695 million and RMB4,605 million, respectively, in cash and cash equivalents; RMB66,712 million, RMB56,732 million and RMB63,801 million, respectively, in outstanding borrowings; and RMB35 million, RMB43 million and RMB51 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consists of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB62,035 million as of December 31, 2017. Therefore, the directors of the Company (“Directors”) have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2017, we had total unutilized credit facilities of RMB59.47 billion from various banks. See the discussion below under “– Working Capital and Liabilities”.

We believe that our current cash, cash equivalents, anticipated cash flow from operations, and the ability to obtain sufficient financing will enable us to operate, as well as to meet our anticipated cash needs for working capital and capital expenditure requirements for at least the next 12 months. However, additional cash may be required due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue.

Cash Flows from Operating Activities

In 2017, we generated a net cash inflow from operating activities of RMB19,572 million as a result of cash generated from operations of RMB21,108 million less income tax we paid in 2017. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB22,004 million and positive changes in working capital of RMB896 million. The operating profit before working capital changes of RMB22,004 million was a result of the profit before income tax of RMB8,610 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB13,769 million, (ii) net foreign exchange gain of RMB2,378 and (iii) interest expenses of RMB3,184 million. Positive changes in working capital mainly consisted of (i) sales in advance of carriage of RMB569 million and (ii) other payables and accruals of RMB340 million, partly offset by (i) other long-term liabilities of RMB728 million and (ii) prepayments and other receivables of RMB753 million.

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

Cash Flows from Investing Activities

In 2017, our net cash outflow from investing activities was RMB21,312 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB16,759 million and (ii) additions of property, plant and equipment of RMB7,796 million. These cash outflows were partly offset by proceeds from disposal of property, plant and equipment of RMB1,043 million and proceeds from disposal of interest in a subsidiary of RMB1,897 million.

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

Cash Flows from Financing Activities

In 2017, our net cash inflow from financing activities was RMB4,708 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB33,629 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB12,320 million, (iii) proceeds from issuance of short-term debentures of RMB29,000 million and (iv) proceeds from issuance of long-term bonds of RMB2,451 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB18,383 million, (ii) repayments of long-term bank loans of RMB3,247 million, and (iii) repayments of short-term debentures of RMB36,000 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2017, our current liabilities exceeded our current assets by RMB62,035 million. In comparison, our current liabilities exceeded our current assets by RMB52,194 million as of December 31, 2016. Our current liabilities increased by 18.0% primarily due to the increase in the current portion of borrowings. Our current assets increased by 15.1% in 2017 primarily due to the increase in cash and cash equivalents. Short-term loans outstanding totaled RMB28,842 million and RMB39,090 as of December 31, 2016 and 2017, respectively. Long-term outstanding bank loans totaled RMB27,890 million and RMB24,711 million as of December 31, 2016 and 2017, respectively.

As of December 31, 2017, our debt ratio, representing total liabilities divided by total assets, was 0.74. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2016 and 2017 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2016	2017
	(RMB in millions)
Secured	17,369	19,908
Unsecured	39,363	43,893
Total	56,732	63,801

Our maturity profile of interest-bearing borrowings as of December 31, 2016 and 2017 was as follows:

	As of December 31,
	2016	2017
	(RMB in millions)
Within one year	28,842	39,090
In the second year	4,833	6,527
In the third to fifth year inclusive	13,281	8,797
After the fifth year	9,776	9,387
Total	56,732	63,801

As of December 31, 2017, our interest rates relating to short-term borrowings ranged from 0.70% to 4.35%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 3.10% to 3.48%. Our bank loans are denominated in Renminbi, U.S. dollars and Euros. As of December 31, 2017, our total bank loans denominated in Renminbi amounted to RMB83,880 million, our total bank loans denominated in U.S. dollars amounted to US$1,157 million and our total bank loans denominated in EUR amounted to EUR631 million.

On November 16, 2017, EAO issued corporate SGD-denominated bonds in an amount of SGD500,000,000 at 2.8% due 2020, which was listed on the Hong Kong Stock Exchange on November 17, 2017. The Company guaranteed the bond issue. See Note 34 to the consolidated financial statements for more information.

On March 9, 2018, the Company issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 49 to the consolidated financial statements for the issuance of JPY bonds.

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

Capital Expenditures

As of December 31, 2017, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB87,030 million, including approximately RMB28,322 million in 2018 and approximately RMB27,516 million in 2019, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our operating lease arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2017:

	Total	Less Than 1 Year	1-2 Years	2-4 Years	More Than 4 Years
Long-Term Debt (1)	9,055	4,131	1,020	2,317	1,587
Capital Leases (2)	66,868	9,241	8,162	22,847	26,618
Operating Leases (3)	20,936	3,380	2,723	7,268	7,565
Unconditional Purchase Obligations (4)	87,030	28,322	27,516	27,102	4,090
Other Long-term Obligations (5)(6)	3,724	—	—	—	—
Post-retirement Benefit Obligations (5)	2,670	—	—	—	—
Deferred Tax Liabilities (5)	18	—	—	—	—
Short-term Bank Loans (7)	24,959	24,959	—	—	—
Interest Obligations
Under Finance Leases	13,282	2,410	2,246	5,048	3,578
Under Bank Loans	2,106	1,038	1,020	42	6
Fixed Rate	860	859	—	1	—
Variable Rate (8)	1,246	179	1,020	41	6

Note

(1)	Excludes interest.
(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.
(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.
(4)	Primarily comprise capital expenditures.
(5)	Figures of payments due by period are not available.
(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our frequent flyer programs.
(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2017, the weighted average interest rate of our short-term bank loans was 1.53% per annum (2016: 2.55%).
(8)	For our variable rate loans, interest rates range from six month LIBOR + 55% to six months LIBOR + 285%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2017. A 25 basis points increase in the interest rate would increase interest expenses by RMB142 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than			After
Commitments/Credit Facilities	Committed	1 Year	1-3 Years	4-5 Years	5 Years
(RMB in millions)
Lines of Credit	59,465	52,626	6,800	—	39
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	59,465	52,626	6,800	—	39

Taxation

We had carried forward tax losses of approximately RMB167 million as of December 31, 2017, which can be used to set off against future taxable income between 2018 and 2022.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to increase the applicable corporate income tax rate gradually to 25% over the next five years from 2008. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2016:16.5%).

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to income tax at the PRC standard corporate income tax rate of 25% (2016:16.5%).

New Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2 to the consolidated financial statements.

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

Name	Age	Shares Owned	Position
Liu Shaoyong	59	—	Chairman of the Board of Directors
Ma Xulun	53	—	President and Vice Chairman
Li Yangmin	54	3,960 A Shares	Director and Vice President
Gu Jiadan	61	—	Director
Tang Bing	51	—	Director and Vice President
Tian Liuwen	58	—	Director and Vice President
Yuan Jun	58		Employee Representative Director
Li Ruoshan	69	—	Independent Non-executive Director
Ma Weihua	69	—	Independent Non-executive Director
Shao Ruiqing	60	—	Independent Non-executive Director
Cai Hongping	63	—	Independent Non-executive Director
Xi Sheng	55	—	Chairman of the Supervisory Committee
Ba Shengji	60	—	Supervisor
Hu Jidong	59	—	Supervisor
Feng Jinxiong	55	—	Supervisor
Jia Shaojun	50	—	Supervisor
Wu Yongliang	54	3,696 A Shares	Vice President and Chief Financial Officer
Feng Liang	53	—	Vice President
Feng Dehua	52		Vice President
Jiang Jiang	53	—	Vice President
Wang Jian	44	—	Board Secretary and Company Secretary

Directors

Mr. Liu Shaoyong, is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited. from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the National Committee of the Chinese People’s Political Consultative Conference, the council member of International Air Transport Association and the council member of Association for Relations Across the Taiwan Straits, and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun, is currently the vice chairman, president and vice party committee secretary of the Company, vice chairman, president, and vice party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as vice president of the Company with effect from November 2011. He served as party secretary of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding with effect from December 2016. Mr. Ma is also currently the deputy president of China Association for public companies, the vice president of Association of Shanghai Listed Companies and the director of Shanghai Chinese Overseas Friendship Association. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA).

Mr. Li Yangmin, is currently a Director, vice party secretary and vice president of the Company, and vice party secretary and vice president of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Director of the Company with effect from June 2011 and served as the party secretary of the Company from June 2011 to December 2017. He served as the chairman of China Cargo Airlines Co., Limited. from February 2012 to January 2013. He served as the executive director of Eastern Logistics from December 2012 to June 2016. Since November 2014, he served as the Chairman of Eastern Air Yunnan. Since August 2016, he served as vice party secretary and vice president of CEA Holding. Since December 2017, he served as the vice party secretary of the Company. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Gu Jiadan, is currently a Director. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited From May 2005 to August 2009, he was the vice president and a party member of Shanghai Airlines. From August 2009 to January 2010, he was the acting president of Shanghai Airlines. From January 2010 to December 2016, he was a party member and vice president of CEA Holding. From January 2010 to July 2011, he served as the party secretary of Shanghai Airlines. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist.

Mr. Tang Bing, is currently a Director, vice president of the Company, vice president and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines from January 2012 to January 2018, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Since December 2016, he served as the vice president of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, is currently a Director, vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labor union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of Eastern Air Jiangsu, from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Since January 2018, he served as the chairman of Eastern Air Jiangsu. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Yuan Jun, is currently an employee representative Director and chief human resources officer of the Company, employee representative director and head of Human Resources Department of CEA Holding and director of Eastern Airlines Industry Investment. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016, he served as the head of Human Resources Department of CEA Holding. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist qualification.

Mr. Li Ruoshan, is currently an independent non-executive Director. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the vice president of the Shanghai Accounting Society and Shanghai Auditing Society. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He further studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non-executive Director of the Company since June 2013. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shanghai Zhangjiang Hi-tech Park Development Co., Ltd. and Xi’an Shaangu Power Co., Ltd, external supervisor of Industrial Bank Co., Ltd. and a director of Jiangsu Zhongnan Construction Group Co., Ltd.

Mr. Ma Weihua, is currently an independent non-executive Director. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma has been the independent non-executive Director since October 2013 to present. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited and Legend Holdings Corporation at the same time and the Chairman of the board of supervisors of Taikang Life Insurance Co., Limited and a non-executive director of Roadshow Holdings Limited.

Mr. Shao Ruiqing, is currently an independent non-executive Director. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce and the independent director of China Shipping Haisheng Co., Limited., and SAIC Motor Corp Limited. Mr. Shao served as an independent non-executive Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. Mr. Shao is also an independent director of Tibet Urban Development And Investment Co., Ltd, Shenzhen Guangju Energy Co., Ltd., Huayu Automotive Systems Company Limited and Shanghai Carthane Co., Ltd.

Mr. Cai Hongping, is currently an independent non-executive Director. Mr. Cai currently serves as the chairman of AGIC Capital. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, independent non-executive director of China Oceanwide Holdings Limited since November 2014 and independent director and chairman of the audit committee of Minmetals Development Co., Limited from April 2015 to December 2015. He became an external director of China Minmetals Corporation with effect from December 2015. He has been an independent non-executive Director of the Company since June 2016, an independent director of COSCO SHIPPING Development Co., Ltd. since July 2016, and an independent director of Bank of Communications Co., Ltd since June 2017. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of five supervisors.

Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, party member, vice president and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. Since December 2017, he served as the head of the audit department of CEA Holding. Since January 2018, he served as the vice president and party member of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit, vice chairman of the 2nd session of supervisory committee of China Association for Public Companies and chairman of executive committee of Association of Certified International Investment Analysts. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

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

Mr. Hu Jidong, is currently a supervisor and chairman of the labor union of the Company and chief financial officer and vice chairman of the labor union of CEA Holding. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party publicity department of CEA Holding, and head of the party publicity department of CEA Holding. He was the chairman of the labor union of the Company since December 2011, deputy party secretary of the Company from August 2013 to December 2017, secretary of the disciplinary committee of the Company from August 2013 to August 2014, and supervisor of the Company since June 2016. Since November 2017, he served as the chief financial officer and vice chairman of the labor union of CEA Holding. Mr. Hu Jidong graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management.

Mr. Feng Jinxiong, is currently a supervisor of the Company and consultant of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, party secretary and vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of Eastern Air Wuhan from January 2007 to February 2009. He served as general manager of the Audit Department of the Company from February 2009 to December 2017. He has been a supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014 to December 2017. Since December 2017, he served as consultant of the audit department of CEA Holding. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

Mr. Jia Shaojun, is currently a supervisor of the Company. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding from May 2014 to December 2017. He has acted as supervisor of the Company since June 2016. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.

Senior Management

Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds a MBA degree and is a certified accountant.

Mr. Feng Liang, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established in September 2006. He has served as the chief engineer of the Company since August 2010, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. He has been an executive director of Eastern Technology since December 2014. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

Mr. Feng Dehua, is currently a vice president of the Company and the deputy head of party disciplinary inspection group of CEA Holding. Mr. Feng joined the civil aviation industry in 1989, and has worked in China General Aviation Corporation, the Shanxi branch of the Company and the sales and marketing system department of the Company. From May 2009 to July 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From July 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing branch of the Company. From August 2014 to December 2017, he was the secretary of the Disciplinary Committee of the Company. Since September 2014, he has been a member of the Party Standing Committee of the Company. Since September 2014, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Mr. Feng graduated from Shanxi Finance and Economics Institute majored in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist.

Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of Eastern Air Wuhan. He served as director and general manager of Eastern Air Wuhan from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as the vice president of the Company. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majored in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of Level 1 pilot.

Mr. Wang Jian, is currently the Company’s Board secretary and company secretary. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board secretariat of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board secretariat of the Company from April 2012 to May 2016. He ceased to serve as the head of the Board secretariat in May 2016. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Retired Director, Supervisor and Senior Management During the Reporting Period

Mr. Xu Zhao, was a Director of the Company, and the chief accountant of CEA Holding during the reporting period. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Mr. Xu has served as the chief accountant of CEA Holding from November 2006 to January 2018. He was a supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company from June 2012 to February 2018. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Sun Youwen, was a vice president of the Company during the reporting period. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of Eastern Air Jiangsu from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014. He has been a vice president of the Company from July 2014 to February 2017. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China, majored in aircraft driving and obtained an Executive Master of Business Administration degree from the Institute of Management of Fudan University.

B. Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2017 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB8.7 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2017 are as follows:

Total
Name and Principal Position	RMB’000
Directors
Liu Shaoyong*	—
Ma Xulun*	—
Xu Zhao*	—
Gu Jiadan*	—
Li Yangmin*	—
Tang Bing*	—
Tian Liuwen*	—
Independent non-executive Directors
Li Ruoshan	200
Shao Ruiqing	200
Ma Weihua	200
Cai Hongping	200
Supervisors
Xi Sheng*	—
Feng Jinxiong	584
Ba Shengji*	—
Hu Jidong	1,549
Jia Shaojun*	—
Senior Management
Wu Yongliang	1,549
Feng Liang	1,549
Feng Dehua(1)	—
Jiang Jiang(2)	921
Wang Jian	1,397
Sun Youwen(3)	399
Total	8,748

*	These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding. Mr. Xu Zhao resigned on February 6, 2018.
(1)	The term of service of Mr. Feng Dehua as the vice president started from December 24, 2017 and he started to receive remuneration as the vice president from January 2018.
(2)	Mr. Jiang Jiang, the vice president, is a pilot whose salary includes flight service benefits. His term of service started from February 22, 2017. Therefore, the remuneration disclosure period was from March to December 2017.
(3)	Mr. Sun Youwen is a pilot whose salary includes flight service benefits. The term of service of the vice president in 2017 was from January 1 to February 22, 2017. Therefore, the remuneration disclosure period was from January to February 2017.

During the year ended December 31, 2017, no Directors or supervisors of the Company waived their compensation.

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

Name (1)	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 15, 2016	June 30, 2019
Ma Xulun	Vice Chairman	June 15, 2016	June 30, 2019
	President	June 15, 2016	June 30, 2019
Li Yangmin	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Xu Zhao	Director	June 15, 2016	February 6, 2018
Gu Jiadan	Director	June 15, 2016	June 30, 2019
Tang Bing	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Tian Liuwen	Director	June 15, 2016	June 30, 2019
	Vice President	June 15, 2016	June 30, 2019
Yuan Jun	Director	February 8, 2018	June 30, 2019
Li Ruoshan	Independent Non-executive Director	June 15, 2016	June 30, 2019
Ma Weihua	Independent Non-executive Director	June 15, 2016	June 30, 2019
Shao Ruiqing	Independent Non-executive Director	June 15, 2016	June 30, 2019
Cai Hongping	Independent Non-executive Director	June 15, 2016	June 30, 2019
Xi Sheng	Chairman of the Supervisory Committee	June 15, 2016	June 30, 2019
Ba Shengji	Supervisor	June 15, 2016	June 30, 2019
Hu Jidong	Supervisor	June 15, 2016	June 30, 2019
Feng Jinxiong	Supervisor	June 15, 2016	June 30, 2019
Jia Shaojun	Supervisor	June 15, 2016	June 30, 2019
Wu Yongliang	Vice President	June 15, 2016	June 30, 2019
	Chief Financial Officer	June 15, 2016	June 30, 2019
Feng Liang	Vice President	June 15, 2016	June 30, 2019
Feng Dehua	Vice President	December 25, 2017	June 30, 2019
Jiang Jiang	Vice President	February 22, 2017	June 30, 2019
Sun Youwen	Vice President	June 15, 2016	February 22, 2017
Wang Jian	Company Secretary	June 15, 2016	June 30, 2019

Note:

(1)	On February 22, 2017, the fourth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board of Directors. On December 25, 2017, the ninth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Feng Dehua as a vice president of the Company for a term of office in line with the current session of the Board of Directors. On February 6, 2018, Mr. Xu Zhao resigned as a Director. On February 8, 2018, Mr. Yuan Jun was elected as an employee representative Director at the general meeting of the employee representatives.

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. Our Audit and Risk Management Committee comprised Mr. Li Ruoshan, Mr. Shao Ruiqing and Mr. Xu Zhao as the members of the Audit and Risk Management Committee and Mr. Li Ruoshan was appointed as the chairman of the Audit and Risk Management Committee in 2017. Due to Mr. Xu Zhao’s resignation, on March 29, 2018, Mr. Cai Hongping was appointed as the member of the Audit and Risk Management Committee. Our Audit and Risk Management Committee comprises three members, which are all independent non-executive directors, and satisfies the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The Audit and Risk Management Committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the Audit and Risk Management Committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the Audit and Risk Management Committee. The Audit and Risk Management Committee holds at least three meetings each year. The Audit and Risk Management Committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Management Committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the Audit and Risk Management Committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The Audit and Risk Management Committee held eight meetings in 2017.

Nominations and Remuneration Committee

Our Nominations and Remuneration Committee comprises three members: Mr. Liu Shaoyong, the Chairman, Mr. Ma Weihua and Mr. Cai Hongping, both of whom are independent non-executive directors. Since June 15, 2016, when considering and approving nomination related matters, the Nominations and Remuneration Committee will be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee will be chaired by Mr. Ma Weihua.

The Nominations and Remuneration Committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. The Nominations and Remuneration Committee held four meetings in 2017.

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

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held eight meetings in 2017.

Aviation Safety and Environment Committee

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun and Mr. Li Yangmin, both of whom are Directors, and Mr. Li Ruoshan, an independent non-executive director. Mr. Ma Xulun serves as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meetings in 2017.

D. Employees

Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2015, 2016 and 2017, respectively:

	As of December 31,
	2015	2016	2017
Pilots	6,386	6,759	7,332
Flight attendants and other aircrew staff	13,225	15,494	18,916
Maintenance personnel	10,890	11,621	11,847
Sales and marketing	3,980	4,739	4,378
Operation control	1,983	2,180	2,057
Information technology	707	860	920
Management	4,125	4,001	3,923
Ground Services and others	29,737	29,679	25,904
Total	71,033	75,333	75,277

In 2017, we ensured positive results from the large-scale trainings through organizing and coordinating resources, reasonably setting up courses and optimizing training cycles. We focused on different professional trainings, concentrated on the development of talent for the key positions and set up clear development and training plans for the targeted personnel. Altogether 49,663 people have completed trainings, 980 people dispatched; 205 tranches or 3,620 people have completed the five required trainings in the transportation industry, which are dispatch, information, flight operations, on-the-spot affairs and capabilities; 3,134 flight attendant trainees have completed 107 training tasks from the beginner class for the new flight attendants. We have also optimized the “Sail Plan for Talents Development”, a training program for new management trainees incorporating closed-door training with seminars, experiential and inspiring teaching. In addition, we promoted overseas study project, such as Rolls-Royce management improvement study project and Six Sigma Black Belt project.

See Note 37 to the consolidated financial statements for changes in our retirement benefits.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2017 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

Title of Class	Identity of Person or Group	Amount Owned (%)	Percent of Class	Percent of Total Shares (%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	56.38	38.23
H Shares	CES Global (2)	2,626,240,000	56.37	18.15
H Shares	HKSCC Nominees Limited (3)	4,182,503,289	89.77	28.91
H Shares	Delta Air Lines (4)	465,910,000	10.00	3.22

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware, as of December 31, 2017:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.
(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.
(3)	Among the 4,182,503,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 62.79% of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.
(4)	Those H shares were held by Delta Air Lines, Inc. in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares.

As of December 31, 2017, CEA Holding directly or indirectly held 56.38% of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2017, there were 4,659,100,000 H Shares issued and outstanding. As of December 29, 2017 (December 30 and December 31, 2017 being a Saturday and a Sunday) and April 16, 2018, there were 43 and 42 registered holders, respectively, of American depositary receipts evidencing 1,974,935 and 1,925,427 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B. Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 47 to the consolidated financial statements.

Related Business Transactions

As our Company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Although we do not currently intend to enter into any equivalent contracts with third parties, each of these arrangements is non-exclusive.

Eastern Aviation Import and Export Corporation (“EAIEC”), a 55% owned subsidiary of CEA Holding

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

For the year ended December 31, 2017, we paid handling charges of approximately RMB145 million to EAIEC. We currently have certain balances with EAIEC, which are trade in nature, interest-free and payable within normal credit terms. See Note 47(c) to the consolidated financial statements for more details.

China Eastern Airlines Media Co. Ltd. (“CEA Media”) (previously known as Eastern Aviation Advertising Service Co., Ltd. (“Eastern Aviation Advertising”)), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

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

On August 30, 2016, we entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries will from time to time provide our Group with multi-media advertising services to promote our Group’s business and to organize promotional functions and campaigns to enhance our Group’s reputation in the civil aviation industry. The Advertising Services Renewal Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2017, we paid to Eastern Aviation Advertising approximately RMB23 million for advertising services.

Media Resources Agreement

On September 27, 2013, we entered into an agreement with CEA Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CEA Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CEA Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. For the year ended December 31, 2017, Eastern Aviation Advertising paid approximately RMB15 million in media royalty fees.

China Eastern Air Catering Investment Co., Ltd. (“CEA Catering”), a 55% owned subsidiary of CEA Holding with the remaining by our Company

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

For the year ended December 31, 2017, we paid approximately RMB1,254 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

As of December 31, 2017, we had deposits amounting to RMB4,053 million placed with Eastern Finance, which paid interest to us at 0.35% per annum.

CEA Development Co. (“CEA Development”), a wholly-owned subsidiary of CEA Holding

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

For the year ended December 31, 2017, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB121 million.

Eastern Logistics, an indirectly owned subsidiary of CEA Holding

Disposal of the entire equity interest in Eastern Air Logistics

On November 29, 2016, we entered into a disposal agreement with Eastern Airlines Industry Investment, pursuant to which, we have conditionally agreed to sell, and Eastern Airlines Industry Investment has conditionally agreed to purchase, our entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50, determined with reference to the relevant valuation report. Upon completion of the disposal on February 8, 2017, Eastern Logistics ceased to be our subsidiary.

Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics

As Eastern Logistics ceased to be our subsidiary, each member of the Eastern Logistics Group became a connected person of us. On November 29, 2016, we entered into the Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics. We will provide the following services to the Eastern Logistics Group, required for the daily operation of its freight logistics business: (i) aircraft maintenance and its ancillary support services; (ii) information technology support services; (iii) cleaning services; (iv) training services; and (v) other daily support services. The Eastern Logistics Group will provide us the following services required for our daily business operation: (i) apron transfer services, cargo terminal operation services and security inspection services; and (ii) other daily support services. The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of three years, commencing from the date on which the entire equity interest in Eastern Logistics was transferred from us to Eastern Airlines Industry Investment pursuant to the disposal agreement, and ending on December 31, 2019.

For the year ended December 31, 2017, the amount payable by Eastern Logistics to us for the freight logistics support services amounted to approximately RMB100 million and the amount payable by us to Eastern Logistics for the cargo terminal business support services amounted to approximately RMB281 million.

Bellyhold Space Management Agreement

On January 1, 2017, to avoid the competition between the bellyhold space business operated by us and the all-cargo aircraft freight business operated by China Cargo Airlines, the subsidiary of Eastern Logistics, after the completion of equity transfer in Eastern Logistics, we entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines for the operation of the bellyhold space business for a term of three years, which commenced on January 1, 2017. Pursuant to the Bellyhold Space Management Agreement, in respect of the entrusted management of bellyhold space business, we will pay management fee to China Cargo Airlines according to industry practice, including handling charges for the entrusted management and incentives for achieving specified sales targets.The Bellyhold Space Management Agreement is effective for a term of three years commencing January 1, 2017 until December 31, 2019.

For the year ended December 31, 2017, the actual amount incurred under the Bellyhold Space Management Agreement was approximately RMB117 million. The Bellyhold Space Management Agreement has been superseded by the contractual operation agreement dated March 1, 2018 entered into between the Company and China Cargo Airlines from March 31, 2018.

Contractual Operation Agreement and Operation Cost Agreement

On March 1, 2018, we entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to us, and we will reimburse the operation cost of the bellyhold space business to China Cargo Airlines. The term of the contractual operation agreement is from April 1, 2018 to December 31, 2032. The term of the operation cost agreement is from the effective date to December 31, 2032.

Shanghai Eastern Airlines Investment Co., Limited (“Eastern Investment”), a wholly-owned subsidiary of CEA Holding

Land Use Rights Transfer Agreement and the Buildings Compensation Agreement

On September 29, 2017, we entered into the land use rights transfer agreement and the buildings compensation agreement with Eastern Investment in Shanghai. Pursuant to the land use rights transfer agreement and the buildings compensation agreement, (i) we agreed to transfer to Eastern Investment the land use rights in respect of the target land together with the buildings thereon at the eastern district of Terminal One of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate us for the transfer of the buildings, at total consideration of approximately RMB808 million.

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

On August 30, 2016, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding. Pursuant to the property leasing renewal agreement, we will lease from CEA Holding and its subsidiaries the following properties, for use in our daily airlines and other business operations:

(a)	altogether 17 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square meters together with a total of 81 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square meters;

(b)	altogether three land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square meters together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square meters;

(c)	one building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square meters;

(d)	a total of 67 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square meters;

(e)	a total of 7 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square meters;

(f)	altogether 16 land properties owned by CEA Northwest, covering an aggregate site area of approximately 393,929 square meters together with a total of 115 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 88,440 square meters;

(g)	a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and

(h)	other land and property facilities owned by CEA Holding as may be leased to us from time to time due to our business and operational needs.

In addition to the above and on terms and conditions to be further agreed, we leased some of the properties legally owned or leased by us to subsidiaries of CEA Holding as needed by the subsidiaries of CEA Holding. The property leasing renewal agreement was effective for a term of three years from January 1, 2017 to December 31, 2019.

For the year ended December 31, 2017, we paid a rental fee of RMB54 million under this property leasing renewal agreement.

Amendments to the Non-Competition Undertaking with CEA Holding

On December 22, 2017, we and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking of CEA Holding as set out in article 3 of the supplemental agreement I to the reorganization and division agreement entered into by both parties in 1996.

Pursuant to article 3 of the supplemental agreement I, CEA Holding has undertaken to us that, so long as the we are listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of us or is deemed to be our controlling shareholder pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way (including but not limited to carrying on through sole proprietorship, forming partnerships or joint ventures with others and holding shares or interests in other companies or enterprises, except that the shares held by CEA Holdings do not exceed 10% of our shares or enterprise as listed on a stock exchange) conduct any business or activities that is or may be in direct or indirect competition with our business.

Pursuant to the amendments, CEA Holding undertakes to us that so long as we are listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of us or is deemed to be our controlling shareholder pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way, conduct any business or activities that is or may be in direct or indirect competition with our business, with an exception that CEA Holding will be allowed to conduct equity investment in any companies or enterprises that is or may be in direct or indirect competition with the principal business of the Company (the “Competing Enterprise(s)”), provided that CEA Holding and its controlled subsidiary(ies) (other than us) will not contravene any applicable laws and regulations as well as regulatory rules, control or be deemed to control such Competing Enterprises by the listing rules of relevant stock exchange(s) or relevant laws and regulations after the investment, and subject to certain conditions.

Guarantee by CEA Holding

As of December 31, 2015, bonds issued by us in an aggregate amount of RMB4.8 million guaranteed by CEA Holding. As of December 31, 2016, bonds issued by us in an aggregate amount of RMB7.8 million guaranteed by CEA Holding. As of December 31, 2017, bonds issued by us in an aggregate amount of RMB7.8 million guaranteed by CEA Holding. See Note 47(d) to the consolidated financial statements.

Guarantee by the Company

To Certain Subsidiaries

On January 17, 2017, the Board of Directors considered and approved that we shall provide, within the period from the effective date of the Board resolution to December 31, 2017, guarantee in the total amount of up to RMB1,000 million to China United Airlines, Shanghai Eastern Flight Training Co., Limited, Eastern Business Airlines Service Co., Limited, Eastern Technology, and their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years.

On December 22, 2017, the Board of Directors considered and approved that we shall provide, within the period from the effective date of the Board resolution to December 31, 2018, guarantee in the total amount of up to RMB1,000 million to China United Airlines, Shanghai Eastern Flight Training Co., Limited, Eastern Business Airlines Service Co., Limited, Eastern Technology, and their respective wholly-owned subsidiaries, and that Shanghai Airlines Tours International (Group) Co., Limited, a wholly-owned subsidiary of us, shall provide guarantee in the total amount of up to RMB10 million to Shanghai Dongmei Air Travel Co., Ltd. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years.

To not more than 67 Special Purpose Vehicles

On January 19, 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board of Directors agreed us to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The term of each guarantee will not exceed 15 years commencing from the actual date when we provide guarantee to each special purpose vehicle. The guarantee was considered and approved at the general meeting of the Company held on February 8 2018.

Agreements in relation to Aircraft Finance Lease and Aircraft Operating Lease with CES Leasing

Master Lease Agreement

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

2016 Aircraft Finance Lease Framework Agreement

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

2017–2019 Aircraft Finance Lease Framework Agreement

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

Novation Agreement and Aircraft Operating Lease Agreement

On July 9 2015, we (as the purchaser) entered into the purchase agreement with Boeing Company (as the seller) regarding the acquisition of fifty brand new Boeing B737 series aircraft (the “Purchase Agreement”).

On August 10, 2017, we entered into a novation agreement with CES Leasing, pursuant to which, (i) we agreed to novate, from the date of the novation agreement, our rights (including the purchase right) and obligations in and under the Purchase Agreement in respect of the five Boeing Aircraft, which are expected to be delivered by the Boeing Company to us in 2017 pursuant to the Purchase Agreement (the “Five Boeing Aircraft”) at nil consideration; and (ii) CES Leasing agreed to, from the date of the novation agreement, assume all of the rights (including the purchaser right) and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft at nil consideration. The parties entered into the novation agreement at nil consideration.

On August 10, 2017, we entered into the aircraft operating lease agreement with CES Leasing, pursuant to which, CES Leasing agreed to provide operating leasing to us in relation to the Five Boeing Aircraft. The aircraft operating lease agreement is effective for a term of 144 months for each aircraft from the date on which each of the Five Boeing Aircraft is delivered. Delivery date would fall on the period between August 2017 and December 2017.

2018-2019 Aircraft and Engines Operating Lease Framework Agreement

On December 22, 2017, we entered into the 2018-2019 aircraft and engines operating lease framework agreement with CES Leasing, pursuant to which CES Leasing agreed to provide operating leasing to us in relation to the aircraft and aircraft engines. Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between January 1, 2018 and December 31, 2019 by CES Leasing, the term of each of the lease agreement under the 2018-2019 aircraft and engines operating lease framework agreement shall be not more than 144 months for each leasing of the aircraft and aircraft engines by CES Leasing to us.

For the year ended December 31, 2017, the actual amount incurred for aircraft finance lease services was approximately RMB1,997 million and the actual amount incurred for aircraft operating lease services was approximately RMB25 million.

Continuing Connected Transactions with Air France-KLM

On July 27 2017, a wholly-owned subsidiary of CEA Holding and Delta entered into a conditional subscription agreement with Air France-KLM, respectively, to acquire 10% newly issued shares in the share capital of Air France-KLM after the completion of issuance of additional shares. We entered into a marketing agreement with Air France-KLM to further strengthen the business partnership on the basis of good business relationship between the two parties.

On October 3, 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding by Air France-KLM was completed in the Euronext. CEA Holding appointed Tang Bing, our Director and vice president as the director of Air France-KLM. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between us and Air France-KLM and its controlled subsidiaries constituted a continuing connected transaction of the Company under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

On December 22, 2017, the Board of Directors considered and approved the relevant resolution regarding the 2017-2019 continuing connected transactions between Air France-KLM and us, pursuant to which, we will provide aircraft aviation transportation cooperation and support services to Air France-KLM and Air France-KLM will provide aircraft aviation transportation cooperation and support services to us. The Board of Directors also approved the 2017-2019 annual caps for the Air France-KLM aircraft aviation transportation cooperation and support services.

For the year ended December 31, 2017, the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services received by us was approximately RMB622 million and the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services paid by us was approximately RMB399 million.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

Please read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings

We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any of these proceedings are likely to be material to our business operations, financial condition or results of operations.

Dividends and Dividend Policy

For the years ended December 31, 2010, 2011, 2012 and 2013, our Board of Directors did not recommend any dividend payouts due to our total accumulated losses of RMB12,855 million, RMB8,039 million, RMB4,967 million and RMB2,595 million, respectively. Under PRC law, we cannot convert funds from common reserves to increase our share capital during this period. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2014, the retained earnings of the parent company were RMB21 million as of December 31, 2014. Based on the audited financial statements of the Company under IFRSs as of and for the year 2014, the accumulated loss of the parent company was RMB385 million. Pursuant to the PRC Company Law and its Articles of Association, the Company must recover losses incurred in previous years with its profit for the year before any dividend distributions are made to its shareholders. The basis of dividend distribution of the Company is the distributable profit of the parent company, which is subject to the principle of adopting the lesser of the profit after tax under the PRC accounting standards and IFRSs. As of December 31, 2014, the Company has been recording accumulated losses under IFRSs. The Board of Directors recommended that no dividend be distributed for the year 2014 and share capital of the Company not be increased through capitalization of its capital reserve. Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as of and for the year 2015, the retained profits of the parent company were RMB1,680 million as of December 31, 2015. Based on the audited financial statements of the Company under IFRSs as of and for the year 2015, the retained profits of the parent company were RMB1,164 million.

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

In consideration of factors such as shareholders’ interests and the Company’s development, the profit distribution proposal recommended by the Board of Directors for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve. The Group profit distribution proposal for the year 2015 will be submitted to the 2015 annual general meeting for consideration. The Board of Directors also intends for, a cash dividend distribution in the interim period for the year 2016 of not less than 40% of the net profit of the Company of the year 2015 under the PRC Accounting Standards.

On October 27, 2016, the interim profit distribution plan was approved at the extraordinary general meeting of the Company. The 2016 interim distribution was approximately RMB737.8 million in cash. Based on our total share capital of 14,467,585,682 shares, the cash distribution per share was RMB0.051 (before tax) in cash.

On March 30, 2017, the Board of Directors considered and approved the 2016 annual profit distribution proposal. It was recommended by the Board of Directors that the 2016 annual distribution be approximately RMB708.9 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share was RMB0.049 (before tax) in cash.

On September 25, 2017, the Board of Directors has not recommended any dividend for the six months ended June 30 2017.

On March 29, 2018, the Board of Directors considered and approved the 2017 annual profit distribution proposal. It was recommended by the Board of Directors that the 2017 annual distribution be approximately RMB740.3 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.051 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.

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

The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2017 general meeting of the Company. If the 2017 annual profit distribution proposal is approved at the general meeting, the Company expects that the cash distribution will be paid around August 1, 2018.

Our Board of Directors declares dividends, if any, in Renminbi, with respect to H Shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a fiscal year is subject to shareholders’ approval. The Bank of New York Mellon (the “BNYM”), as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less conversion expenses. Under PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. The holders of the H Shares share proportionately on a per share basis in all dividends and other distributions declared by our Board of Directors, if any, based on the foreign exchange conversion rate published by PBOC, on the date of the distribution of the cash dividend.

We believe that our dividend policy strikes a balance between two important goals providing our shareholders with a competitive return on investment and assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives. The declaration of dividends is subject to the discretion of our Board of Directors, which takes into account the following factors:

•	our financial results;

•	capital requirements;

•	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

•	our shareholders interests;

•	the effect on our creditworthiness;

•	general business and economic conditions; and

•	other factors our Board of Directors may deem relevant.

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

As of December 31, 2017, there were 4,659,100,000 H Shares issued and outstanding. As of December 29, 2017 (December 30 and December 31, 2017 being a Saturday and a Sunday) and April 16, 2018, there were 43 and 42 registered holders, respectively, of American depositary receipts evidencing 1,974,935 and 1,925,427 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 9,808,485,682 domestic ordinary shares were also outstanding as of December 31, 2017.

The table below sets forth certain market information relating to the trading prices of our H Shares and ADSs in respect of the period from 2013 to April 16, 2018.

	Hong Kong Stock Exchange Price Per H Share (HK$)		New York Stock Exchange Price Per ADS (US$)
	High	Low	High	Low
Yearly
2013	3.72	2.24	23.67	14.76
2014	4.05	2.30	26.57	14.85
2015	7.56	2.33	49.50	22.13
2016	4.87	3.26	30.72	21.20
2017	5.67	3.57	36.14	23.11
Quarterly
2016
First Quarter 2016	4.35	3.32	27.34	21.20
Second Quarter 2016	4.64	3.86	30.72	25.31
Third Quarter 2016	4.58	3.57	29.72	22.98
Fourth Quarter 2016	3.77	3.32	24.32	21.43
2017
First Quarter 2017	4.80	3.57	30.86	23.11
Second Quarter 2017	4.82	4.08	30.60	26.15
Third Quarter 2017	4.80	3.83	30.74	24.44
Fourth Quarter 2017	5.67	3.86	36.14	24.72
Monthly
October 2017	4.07	3.87	25.97	24.72
November 2017	4.94	3.86	31.55	24.73
December 2017	5.67	4.45	36.14	28.55
First Quarter 2018
January 2018	7.09	5.64	44.92	36.22
February 2018	7.14	5.81	45.06	37.50
March 2018	6.66	5.53	42.49	35.33
April 2018 (up to April 16, 2018)	6.11	5.61	38.52	35.72

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

B. Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on February 8, 2018, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We are established by way of promotion with the approval under the document “Ti Gai Sheng” 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and obtained a business license from China’s State Administration Bureau of Industry and Commerce on April 14, 1995. Our business license number is 10001767-8. We changed our registration to Shanghai Administration for Industry and Commerce on October 18, 2002. The number of our Company’s business license is: Qi Gu Hu Zong Zi No. 032138.

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

Article 24: “The Company’s registered capital is Renminbi 11,276,538,860.”

The CSRC has enacted regulations in recent years that affect the corporate governance of PRC listed companies and Company Law has also been amended in various areas. As such, the Board of Directors proposed to amend certain provisions in our Articles of Association in accordance with the rules and regulations applicable to our Company. Such amendments relate to the general provisions of the Articles of Association, reduction of capital and repurchase of shares, shareholders and register of shareholders, shareholders’ general meeting, board of directors, supervisory committee, financial and accounting systems and profit distribution, merger and division and dissolution and liquidation of our Company. All such amendments were approved at our Annual General Meeting that took place on June 13, 2010.

On November 9, 2012, our shareholders approved further amendments to the Articles of Association, which was amended, respectively, as follows:

Article 146: “The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of the Company (non-consolidated statements). “

Article 157: “The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition. “

Article 157 (A): “Profit distribution manner: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations. “

Article 157 (B): “Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and listen fully to the views of independent directors. The independent directors shall fulfill their responsibilities and play their roles to give specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting. The board of directors of the Company shall finish distributing the profit within two months after the general meeting is held.

When considering the profit distribution plan at the general meeting of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.”

Article 157 (C): “Amendments to profit distribution policy of the Company: The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted by reason of any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting. “

Article 157 (D): “Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. “

Provided that a reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits by way of share dividends according to its profitability, cash flow position and business growth for the year. “

Article 157 (F): “Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. “

Article 157 (G): “Information disclosure if the Company fails to distribute cash dividends: In the event that the board of directors of the Company does not propose any profit distribution plan, the board of directors of the Company shall disclose the reasons therefor and the use of such retained funds that would have been otherwise available for distribution in its periodic report. “

On June 26, 2013, our shareholders approved further amendments to the Articles of Association to reflect the expansion of our business scope and the completion of the issue of new shares, as follows:

Article 13: “The scope of business of the Company shall comply with those items approved by the companies registration authority.

The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under Company Law.”

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares.”

Article 21:” The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company.”

Article 24: “The registered capital of the Company is RMB12,674,268,860.”

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

Article 21: “The Company has issued a total of 13,140,178,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 64.54% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 35.46% of the total share capital of the Company.”

Article 24: “The registered capital of the Company is RMB13,140,178,860.”

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

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.”

On July 4, 2016, the Resolution on Amendments to the Articles of Association was considered and approved at the second ordinary meeting of the eighth session of the Board of Directors, to in order to reflect the changes to the registered capital of the Company following the closing of the Share Issue.

The amendments to the Articles of Association are as follows:

Article 20: “As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 14,467,585,682 shares.”

Article 21: “The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 32.20% of the total share capital of the Company.”

Article 24: “The registered capital of the Company is RMB14,467,585,682.”

On June 28, 2017, our shareholders approved further amendments to the Articles of Association to reflect the change of business license and voting on shareholders’ general meeting:

Article 1: “The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business license from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organization code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promotr of the Company is: China Eastern Air Holding Company.”

Article 72: “Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting. A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly may openly collect voting rights from the Company’s shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.”

On December 22, 2017, our shareholders approved further amendments to the Articles of Association to reflect the Party organization of the Company:

Article 12: “In accordance with the Constitution of the Party, the Company shall establish Party organizations. The Party Committee at different levels of the Company shall perform functions in accordance with provisions of the Constitution of the Party. The Company shall set up the working organs of the Party, and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations.”

Article 97: “The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)	to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)	to implement the resolutions of the Shareholders’ general meetings;

(3)	to decide on the Company’s business plans and investment plans;

(4)	to formulate the Company’s annual preliminary and final financial budgets;

(5)	to formulate the Company’s profit distribution plan and plan for making up losses;

(6)	to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)	to draw up plans for the merger, division or dissolution of the Company;

(8)	to decide on the establishment of the Company’s internal management structure;

(9)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10)	to establish the Company’s basic management system;

(11)	to formulate proposals for any amendments of the Company’s articles of association;

(12)	to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall first seek advice from the Party Committee of the Company in advance.”

Article 143: “The Company shall establish the Party Committee. The Party Committee shall be comprised of one secretary and several other members. A deputy secretary of the Party Committee shall be appointed to take charge of the Party building work. Eligible members of the Party Committee are entitled to be admitted to the board of directors of the Company, the supervisory committee, and the management through legal procedures, and eligible Party members from the board of directors, the supervisory committee, and the management are entitled to be admitted to the Party Committee in accordance with relevant rules and procedures. Meanwhile, a discipline inspection committee shall be established in accordance with relevant regulations.”

Article 144: “The Party Committee of the Company shall perform its duties as required by the internal laws and regulations of the Party such as the Constitution of the Party:

(1)	to ensure and supervise the Company’s implementation of guidelines and policies of the Party and the State, implement major strategic decisions of the Central Committee of the Party and the State Council, as well as the relevant material work arrangement of the Party Committee of the State-owned Assets Supervision and Administration Commission of the State Council and the superior Party organizations;

(2)	to adhere to the principle of the Party exercising leadership over cadres, the selection of management with the board of directors of the Company, and the exercise of power as regards the right of cadres’ appointment by the management in accordance with laws. The Party Committee shall consider and propose opinions and suggestions on the candidates nominated by the board of directors or the general manager, or recommend nominees to the board of directors or the general manager. It shall review the proposed candidates together with the board of directors and propose opinions and suggestions thereon;

(3)	to study and discuss the material matters regarding the Company’s reform and stable development as well as major issues relating to the Company’s operation, management and staff ’s benefits, and propose opinions and suggestions thereon;

(4)	to assume main responsibility for enforcing the strict discipline of the Party. Take lead in the Company’s ideological and political work, the united front work, building of spiritual and corporate culture, as well as the labor union and groups such as the Communist Youth League. It shall play a leading role in the construction of the Party ’s working style to uphold anti-corruption and integrity and support the discipline inspection committee in fulfilling its supervisory responsibility.

On February 8, 2018, our shareholders approved further amendments to the Articles of Association:

Article 57: “The Shareholders’ general meeting shall have the following functions and powers:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)	to decide on increases or reductions in the Company registered capital;

(9)	to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;

(11)	to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)	to amend these articles of association;

(13)	to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)	to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(15)	to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.”

Article 71 (A): “Directors (excluding employee representative directors) will be elected at Shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at Shareholders’ general meetings, the number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are elected at the Shareholders’ general meetings based on the number of votes the director candidates receive.”

Article 95: “The Company shall have a board of directors. The board of directors shall consist of seven (7) to thirteen (13) directors. External directors (refer to directors who do not hold any office within the Company) shall represent more than one-half of the board of directors including independent directors (refer to directors who are independent of the Shareholders and do not hold any office within the Company) not less than one third of the total number of directors and at least one of them shall be an accounting professional; the board of directors shall have one employee representative director.

The board of directors shall have one Chairman and one Vice-chairman.”

Article 96: “Directors (excluding employee representative directors) shall be elected at the Shareholders’ general meeting. while employee representative directors shall be elected or removed by employee representative assembly. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon reelection.

The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the dispatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting.

The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon re-election.

The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.”

Article 107 (A): “Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

Independent directors shall carry out duties independently and shall not be influenced by:

(1)	any substantial shareholder or actual controlling person of the Company; or

(2)	any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.”

Article 107 (H): “Matters requiring the involvement of employee representative directors can generally be divided into two categories: matters requiring board resolutions; and matters requiring reporting to the board.

(1)	Matters requiring board resolutions: mainly include the enactment and amendment of basic management policy involving employee fundamental interests such as the Company’s labor, remuneration policy, labor protection, rest days and holidays, safety and operation, training, education and welfare etc.

(2)	Matters requiring reporting to the board: mainly include claims, comments and suggestions regarding employee democratic governance and democratic oversight and relevant claims and comments or the issues of tendency involving employees’ interests.”

Article 132: “Subject to Article 53, a director (excluding employee representative director), supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.”

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

On October 31, 2014, CSRC, MOF and STA together promulgated The Notice of the Relevant Tax Policy of the Pilot Program for the Shanghai-Hong Kong Stock Connect (Hereinafter refer to as Notice 81) which has been effective from November 17, 2014. Pursuant to Notice 81, for dividends acquired by mainland individual investors through investment in H-shares listed on the Hong Kong Stock Exchange via Hong Kong-Shanghai Stock Connect, the H-share company shall apply to China Securities Depository and Clearing Corporation Limited (Hereinafter refer to as Chinese Clearing). Chinese Clearing shall provide the H-share company with the mainland individual’s investor rosters. The H-share company withholds the individual income tax at the tax rate of 20%. For dividends acquired by mainland securities investment funds through investment in shares listed on the Hong Kong Stock Exchange via Hong Kong- Shanghai Stock Connect, the individual income tax shall be collected according to the regulations hereinbefore.

For dividends acquired by Hong Kong investors’ (including enterprises and individuals) through investment in A-shares listed on the Shanghai Stock Exchange, before Hong Kong Securities Clearing Limited (Hereinafter refer to as Hong Kong Clearing) meet the conditions to provide Chinese Clearing with detailed data of investors’ identity certification and time of shareholding, the different tax policy according to time of shareholding will temporarily not to be implemented. The listed company shall withhold the income tax at the tax rate of 10%, declare, and pay to the tax authorities.

Enterprises

Under the EIT Law amended in 2017 and the implementation regulations to the EIT Law, effective from January 1, 2008, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. The rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

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

Notice 81 requires, (a) from November 17, 2014 to November 16, 2017, the income tax from transfer price difference will be temporarily exempted for mainland individual investors’ investment in shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect; (b) for mainland individual investors, the business tax from transfer price difference in the trading of shares listed on the Hong Kong Stock Exchange through Hong Kong- Shanghai Stock Connect will be temporarily exempted according to current policy; and (c) the income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong individual investors’ investment in A-shares listed on the Shanghai Stock Exchange.

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

Pursuant to Notice 81, the income tax from transfer price difference will be accounted into the total income and subject to enterprise income tax according to the laws for mainland enterprise investors’ investment in shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect. For mainland enterprise investors, the business tax from transfer price difference in the trading of shares listed on the Hong Kong Stock Exchange through Hong Kong-Shanghai Stock Connect shall be levied and exempted according to current policy. Income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong enterprise investors’ investment in A-shares listed on the Shanghai Stock Exchange.

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

You are a “U.S. Holder” if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over it’s administration, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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

Distributions on the H Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any withheld PRC tax) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are, with respect to ADSs, readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability depending on the application of the section 904 foreign tax credit limitation provisions. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “— China Taxation”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder’s foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussion below under “— Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs, will be long-term capital gain or loss if the U.S. Holder’s holding period for such H Shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. Holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.

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

Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, however, if any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, the gain could be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the interaction of the foreign tax credit and the Treaty “resourcing” rule.

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

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year and we do not intend to become or anticipate becoming a PFIC for the current or any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2018 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

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

If we were regarded as a PFIC, a U.S. Holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder’s ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

Certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of H Shares or ADSs.

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

l. Subsidiary Information

For a listing of our significant subsidiaries, see “Item 4. Information on the Company — History and Development of the Company”.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2017, the notional amount of our outstanding interest rate swap agreements was approximately US$1,420 million. The net fair value of the outstanding interest rate swap agreements gave rise to an asset of approximately RMB137 million. These interest rate swap agreements will expire between 2018 and 2025. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB140 million in 2016 and RMB142 million in 2017.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2017, the notional amount of the outstanding currency forward contracts was approximately US$829 million, which will expire in 2018.

Pursuant to IFRSs, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at year-end, at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2016 and 2017, we had foreign exchange losses of RMB3,543 million and foreign exchange gains of RMB2,001 million, respectively. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2017 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
(Decrease)/Increase
U.S. dollar depreciates by 1%	260
Japanese yen depreciates by 1%	1
Euro depreciates by 1%	36
KRW depreciates by 1%	7

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for our Group. If the average price of jet fuel had increased or decreased by 5%, jet fuel costs of our Group would have increased or decreased by approximately RMB1,257 million. The sensitivity analysis of jet fuel price risk is disclosed in Note 40(b) to the consolidated financial statements. In 2016 and 2017, we have not conducted aviation fuel hedging activities.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the New York Stock Exchange under the symbol “CEA.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. BNYM’s principle executive office is at 1 Wall Street, Manhattan, New York City, New York, U.S. ADS holders are required to pay the following service fees to BNYM:

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

For the past annual period, from January 1, 2017 to December 31, 2017, the Company received from the depositary an aggregate of US$52,217.16 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$131,191.22.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRSs.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in Shanghai, the PRC, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2017, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this annual report (which is incorporated by reference). A copy of our code of ethics will be provided to any person free of charge upon written request to Wang Jian, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at Kong Gang San Road, Number 92, Shanghai 200335, the People’s Republic of China.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young for the year ended December 31, 2016, and Ernst & Young Hua Ming LLP for the year ended December 31, 2017, and all other fees billed for products and services provided by our principal accountants other than the audit fees and audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2016	17,790,000	460,000	101,000	—
2017	17,250,000	1,380,000	121,881	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRSs & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2016 and 2017.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2017 primarily consist of fees for the verification services of revenue regarding the bellyhold space and diagnosis over the IFRS 16.

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

Item 16F. Changes in Registrant’s Certifying Accountant

(a) Change of Principal Accountant

On March 30, 2017, the Board of Directors resolved to appoint Ernst & Young Hua Ming LLP as our independent registered public accounting firm, and Ernst & Young was not re-appointed as our independent registered public accounting firm.

The independent audit reports of Ernst & Young on our consolidated financial statements for the two fiscal years ended December 31, 2015 and 2016 did not contain any adverse opinion or a disclaimer of opinion, nor was such report qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2015 and 2016 and up to April 27, 2017, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements during the end of such fiscal years.

During the two fiscal years ended December 31, 2015 and 2016 and up to April 27, 2017, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided Ernst & Young with a copy of the disclosures under Item 16F(a) as included herein and have requested that Ernst & Young furnish us with a letter addressed to the SEC stating whether Ernst & Young agrees with the foregoing statements. A copy of the letter dated April 25, 2018, furnished by Ernst & Young in response to that request was filed as Exhibit 15.1 to this Form 20-F.

(b) Engagement of New Principal Accountant

On March 30, 2017, the Board of Directors resolved to appoint Ernst & Young Hua Ming LLP as our independent registered public accounting firm and decided to submit this resolution to the 2016 annual general meeting for consideration and approval. Such resolution was approved by our shareholders at the annual general meeting held on June 28, 2017.

During the fiscal years ended December 31, 2015 and 2016 and up to April 27, 2017, we did not consult, and have not authorized anyone on our behalf to consult Ernst & Young Hua Ming LLP with respect to any matter: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young or a “reportable event” (as described in Item 16F (a)(1)(v) of Form 20-F).

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board of Directors be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of eleven Directors.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non- management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee	Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.	There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. The Audit and Risk Management Committee of the Company is composed of three members, all of which are independent non-executive Directors.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.

The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors of the Company.

The Nominations and Remuneration Committee is a specialized committee under the Board of Directors. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendations; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent nonexecutive directors of the Company.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2017 Hong Kong Annual Report, which can be accessed through the following link:

http://www.hkexnews.hk/listedco/listconews/SEHK/2018/0423/LTN201804231301.pdf

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-86.

Item 19. Exhibits

(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on February 8, 2018 (English translation) (Furnished to the Securities and Exchange Commission on our Form 6-K as filed on February 9, 2018).**

2.1	Specimen Certificate for the H Shares.

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts (Filed as FORM OF DEPOSIT AGREEMENT on our Form F-6 as filed on July 26, 2010).**

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties (Filed as Exhibit 4.27 to our Form 20-F as filed on April 24, 2013).*/**

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS (Filed as Exhibit 4.28 to our Form 20-F as filed on April 24, 2013).*/**

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company (Filed as Exhibit 4.29 to our Form 20-F as filed on April 24, 2013).*/**

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company (Filed as Exhibit 4.30 to our Form 20-F as filed on April 24, 2013).*/**

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.5 to our Form 20-F as filed on April 25, 2015).*/**

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.6 to our Form 20-F as filed on April 25, 2015).*/**

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS (Filed as Exhibit 4.7 to our Form 20-F as filed on April 25, 2015).*/**

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company (Filed as Exhibit 4.8 to our Form 20-F as filed on April 25, 2016).*/**

8.1	List of Subsidiaries (as of December 31, 2017).

11.1	Code of Ethics (English translation) (Filed as Exhibit 11.1 to our Form 20-F as filed on June 24, 2008).**

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from Ernst & Young with respect to the disclosures under Item 16F(a).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibits	Description

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Note:

*	Portions of this document have been omitted pursuant to a confidential treatment request, and the full, unredacted document has been separately submitted to the Securities and Exchange Commission with a confidential treatment request.
**	Incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA EASTERN AIRLINES CORPORATION LIMITED

By:	/s/ Liu Shaoyong
Name: Liu Shaoyong
Title: Chairman of the Board of Directors

Date: April 25, 2018

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2017, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Shanghai, the People’s Republic of China

April 25, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on Internal Control over Financial Reporting

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Eastern Airlines Corporation Limited maintained (the “Company”), in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the year ended December 31, 2017, and the related notes and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 25, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statement of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong

April 27, 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2016 and 2015

(Amounts in millions except for per share data)

		2017	2016	2015
	Notes	RMB million	RMB million	RMB million
Revenues	5	102,475	98,904	93,969
Other operating income and gains	6	7,481	5,469	5,269

		109,956	104,373	99,238

Operating expenses
Aircraft fuel		(25,131)	(19,626)	(20,312)
Take-off and landing charges		(13,254)	(12,279)	(10,851)
Depreciation and amortization		(13,969)	(12,154)	(10,471)
Wages, salaries and benefits	9	(20,320)	(18,145)	(16,459)
Aircraft maintenance		(5,346)	(4,960)	(4,304)
Impairment charges	10	(491)	(29)	(228)
Food and beverages		(3,090)	(2,862)	(2,469)
Aircraft operating lease rentals		(4,318)	(4,779)	(4,254)
Other operating lease rentals		(836)	(868)	(812)
Selling and marketing expenses		(3,294)	(3,133)	(3,651)
Civil aviation development fund		(2,080)	(1,945)	(1,826)
Ground services and other expenses		(3,248)	(5,058)	(5,479)
(Loss)/gain on fair value changes of derivative financial instruments	8	(311)	2	6
Indirect operating expenses		(4,837)	(6,051)	(5,503)

Total operating expenses		(100,525)	(91,887)	(86,613)

Operating profit	11	9,431	12,486	12,625
Share of results of associates	22	202	148	126
Share of results of joint ventures	23	49	39	26
Finance income	12	2,112	96	66
Finance costs	13	(3,184)	(6,272)	(7,176)

Profit before income tax		8,610	6,497	5,667
Income tax expense	14	(1,800)	(1,542)	(624)

Profit for the year		6,810	4,955	5,043

Other comprehensive income for the year
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax	39	35	107	10
Fair value changes of available-for-sale investments, net of tax		115	40	87
Fair value changes of available-for-sale investments held by an associate, net of tax	22	10	(1)	7

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		160	146	104

Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	37	124	(410)	196

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		124	(410)	196

Other comprehensive income, net of tax		284	(264)	300

Total comprehensive income for the year		7,094	4,691	5,343

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2016 and 2015

(Amounts in millions except for per share data)

		2017	2016	2015
	Note	RMB million	RMB million	RMB million
Profit attributable to:
Equity holders of the Company		6,342	4,498	4,537
Non-controlling interests		468	457	506

Profit for the year		6,810	4,955	5,043

Total comprehensive income attributable to:
Equity holders of the Company		6,619	4,237	4,834
Non-controlling interests		475	454	509

Total comprehensive income for the year		7,094	4,691	5,343

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	15	0.44	0.33	0.35

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(Amounts in millions except for per share data)

		December 31	December 31
		2017	2016
	Notes	RMB million	RMB million
Non-current assets
Intangible assets	17	11,596	11,624
Property, plant and equipment	18	166,856	153,180
Investment properties	19	302	321
Prepayments for land use right	20	1,717	2,064
Advanced payments on acquisition of aircraft	21	24,752	23,357
Investments in associates	22	1,654	1,536
Investments in joint ventures	23	557	524
Available-for-sale investments	24	800	645
Other non-current assets	25	2,927	2,969
Deferred tax assets	38	122	79
Derivative financial instruments	39	151	137

		211,434	196,436

Current assets
Flight equipment spare parts	26	2,185	2,248
Trade and notes receivables	27	2,124	2,660
Prepayments and other receivables	28	9,314	9,231
Derivative financial instruments	39	—	11
Restricted bank deposits and short-term bank deposits	29	51	43
Cash and cash equivalents	30	4,605	1,695
Assets of a disposal group classified as held for sale	16	14	—

		18,293	15,888

Current liabilities
Sales in advance of carriage		7,043	7,677
Trade and bills payables	31	3,184	3,376
Other payables and accruals	32	19,864	20,250
Current portion of obligations under finance leases	33	9,241	6,447
Current portion of borrowings	34	39,090	28,842
Income tax payable		593	304
Current portion of provision for return condition checks for aircraft under operating leases	35	981	1,175
Derivative financial instruments	39	324	11
Liabilities directly associated with the assets classified as held for sale	16	8	—

		80,328	68,082

Net current liabilities		(62,035)	(52,194)

Total assets less current liabilities		149,399	144,242

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(Amounts in millions except for per share data)

		December 31	December 31
		2017	2016
	Notes	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	33	57,627	54,594
Borrowings	34	24,711	27,890
Provision for return condition checks for aircraft under operating leases	35	2,038	2,495
Other long-term liabilities	36	3,724	3,874
Post-retirement benefit obligations	37	2,502	2,890
Deferred tax liabilities	38	18	86
Derivative financial instruments	39	1	47

		90,621	91,876

Net assets		58,778	52,366

Equity
Equity attributable to the equity holders of the Company
– Share capital	41	14,467	14,467
– Reserves	42	40,893	34,983

		55,360	49,450

Non-controlling interests		3,418	2,916

Total equity		58,778	52,366

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other		Retained		Non-controlling	Total
	capital	reserves		profits	Subtotal	interests	equity
	RMB million	RMB million		RMB million	RMB million	RMB million	RMB million
Balance at January 1 2015	12,674	16,485		815	29,974	1,797	31,771
Profit for the year	—	—		4,537	4,537	506	5,043
Other comprehensive income	—	297		—	297	3	300
Total comprehensive income for the year	—	297		4,537	4,834	509	5,343

Issue of shares	466	2,389		—	2,855	—	2,855
Acquisition of non-controlling interests	—	(252)		—	(252)	252	—
Dividends paid to non-controlling interests	—	—		—	—	(38)	(38)
Transfer from retained profits	—	184		(184)	—	—	—

Balance at December 31 2015	13,140	19,103	*	5,168 *	37,411	2,520	39,931

Profit for the year	—	—		4,498	4,498	457	4,955
Other comprehensive income	—	(261)		—	(261)	(3)	(264)

Total comprehensive income for the year	—	(261)		4,498	4,237	454	4,691
Issue of shares	1,327	7,213		—	8,540	—	8,540
Interim 2016 dividend	—	—		(738)	(738)	—	(738)
Dividends paid to non-controlling interests	—	—		—	—	(58)	(58)
Transfer from retained profits	—	144		(144)	—	—	—

Balance at December 31 2016	14,467	26,199	*	8,784 *	49,450	2,916	52,366

Profit for the year	—	—		6,342	6,342	468	6,810
Other comprehensive income	—	277		—	277	7	284

Total comprehensive income for the year	—	277		6,342	6,619	475	7,094
Final 2016 dividend	—	—		(709)	(709)	—	(709)
Disposal of a subsidiary (note 43)	—	—		—	—	87	87
Dividends paid to non-controlling interests	—	—		—	—	(60)	(60)
Transfer from retained profits	—	212		(212)	—	—	—

Balance at December 31 2017	14,467	26,688	*	14,205 *	55,360	3,418	58,778

*	These reserve accounts comprise the consolidated reserves of RMB40,893 million (2016: RMB34,983 million, 2015: RMB24,271 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

(Amounts in millions except for per share data)

		2017	2016	2015
	Notes	RMB million	RMB million	RMB million
Cash flows from operating activities
Cash generated from operations	45(a)	21,108	26,154	25,535
Income tax paid		(1,536)	(1,261)	(1,210)

Net cash flows from operating activities		19,572	24,893	24,325

Cash flows from investing activities
Additions to property, plant and equipment		(7,796)	(21,533)	(8,609)
Additions to prepayments for land use right		(8)	(86)	(82)
Additions to intangible assets	17	(126)	(232)	(109)
Advanced payments on acquisition of aircraft		(16,759)	(16,864)	(24,772)
Advanced from disposal of prepayments for land use right		269	—	—
Proceeds from disposal of assets classified as held for sale		—	518	4,227
Proceeds from disposal of available for sale investments		5	—	35
Proceeds from disposal of property, plant and equipment		1,043	690	1,294
Proceeds from disposal of prepayments for land use right		3	56	47
Proceeds from disposal of intangible asets		1	—	—
Decrease/(increase) in restricted and short-term bank deposits		3	(1)	3
Increase in shareholding in associates		(64)	—	(413)
Proceeds from disposal of an associate		12	12	—
Interest received		111	96	66
Dividends received		97	164	92
Proceeds from disposal of interest in a subsidiary		1,897	—	49
Repayment of loans from an associate		—	—	372

Net cash flows used in investing activities		(21,312)	(37,180)	(27,800)

Cash flows from financing activities
Proceeds from issue of shares		—	8,540	2,855
Proceeds from draw-down of short-term bank loans		33,629	39,159	26,916
Proceeds from issuance of short-term debentures		29,000	47,500	21,500
Proceeds from issuance of long-term bonds		2,450	12,526	—
Proceeds from draw-down of long-term bank loans		—	7,518	11,643
Proceeds from draw-down of other financing activities		12,320	19,027	12,929
Repayments of short-term debentures		(36,000)	(46,000)	(10,000)
Repayments of short-term bank loans		(18,383)	(36,728)	(34,767)
Repayments of long-term bank loans		(3,246)	(28,803)	(10,540)
Repayments of long-term bonds		—	(5,497)	—
Principal repayments of finance lease obligations		(10,587)	(8,606)	(6,350)
Interest paid		(3,706)	(3,206)	(3,065)
Dividends paid		(709)	(738)	—
Dividends paid to non-controlling interests of subsidiaries		(60)	(58)	(38)

Net cash flows from financing activities		4,708	4,634	11,083

Net increase/(decrease) in cash and cash equivalents		2,968	(7,653)	7,608
Cash and cash equivalents at beginning of year		1,695	9,080	1,355
Effect of foreign exchange rate changes		(47)	268	117

Cash and cash equivalents at December 31	30	4,616	1,695	9,080

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

1.	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on 25 April, 2018.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and	Issued ordinary/ registered share		Percentage of equity attributable to the Company		Principal activities
	place of business	capital		Direct	Indirect
		million
China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC/Mainland China 7 April 1993	RMB	2,000	62.56%	—	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”)	PRC/Mainland China 16 August 2002	RMB	1,750	60%	—	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC/Mainland China 18 December 1995	RMB	694	100%	—	Provision of flight training services
Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC/Mainland China 16 March 2010	RMB	500	100%	—	Provision of airline services
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC/Mainland China 19 November 2014	RMB	4,300	100%	—	Provision of airline maintenance services
China Eastern Business Jet Co., Ltd.	PRC/Mainland China 27 September 2008	RMB	50	100%	—	Provision of airlines consultation services
China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC/Mainland China 2 August 2011	RMB	3,662	90.36%	—	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong 10 June 2011	HKD	280	100%	—	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. (“China United Airlines”)	PRC/Mainland China 21 September 1984	RMB	1,320	100%	—	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China 18 March 1998	RMB	70	100%	—	Provision of hotel services primarily to crew
Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC/Mainland China 29 August 1992	RMB	50	100%	—	Tour operations, travel and air ticketing agency and transportation
China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC/Mainland China 21 November 2011	RMB	498	100%	—	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”)	PRC/Mainland China 1 December 2014	RMB	50	100%	—	E-commerce platform and ticket agent

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

1.	CORPORATE AND GROUP INFORMATION (cont’d)

Information about subsidiaries (cont’d)

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

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in note 3. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

2.1	BASIS OF PREPARATION (cont’d)

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

Going concern

As at December 31, 2017, the Group’s current liabilities exceeded its current assets by approximately RMB62.04 billion. In preparing the financial statements, the Board conducts a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2018;

•	Unutilized banking facilities of approximately RMB59.47 billion as at December 31, 2017; and

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

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

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IAS 7 Amendments to IAS 12 Amendments to IFRS 12 included in Annual Improvements to IFRSs 2014-2016 Cycle	Disclosure Initiative Recognition of Deferred Tax Assets for Unrealized Losses Disclosure of Interests in Other Entities: Clarification of the Scope of IFRS 12

The nature and the impact of the amendments are described below:

(a)	Amendments to IAS 7 require an entities to provide disclosure that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Disclosure of the changes in liabilities arising from financing activities is provided in note 45(c) to the financial statements.

(b)	Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

(c)	Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s financial statements as the Group’s subsidiary classified as a disposal group held for sale (see note 16) as at 31 December 2017 is a wholly-owned subsidiary and so no additional information is required to be disclosed.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[1]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[1]
IFRS 9	Financial Instruments[1]
Amendments to IFRS 9	Prepayment Features with Negative Compensation[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 15	Revenue from Contracts with Customers[1]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
IFRS 17	Insurance Contracts[3]
Amendments to IAS 40	Transfers of Investment Property[1]
Amendments to IAS 19	Employee Benefits[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC 23	Uncertainty over Income Tax Treatments[2]
Annual Improvements	Amendments to IFRS 1 and IAS 28[1]
2014-2016 Cycle
Annual Improvements	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23[2]
2015-2017 Cycle

[1]	Effective for annual periods beginning on or after 1 January 2018
[2]	Effective for annual periods beginning on or after 1 January 2019
[3]	Effective for annual periods beginning on or after 1 January 2021
[4]	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

The IASB issued amendments to IFRS 2 in June 2016 that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met. The Group will adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s financial statements.

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from 1 January 2018. The Group will not restate comparative information and will recognize any transition adjustments against the opening balance of equity at 1 January 2018. During 2017, the Group has performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarized as follows: .

(a)	Classification and measurement

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets. It expects to continue measuring at fair value all financial assets currently held at fair value. The equity shares in non-listed companies and part of the quoted equity shares currently held as available-for-sale with gains and losses recorded in other comprehensive income will, instead, be measured at fair value through profit or loss, which will increase volatility in recorded profit or loss. Other equity interest in a related party currently held as available-for-sale will be measured at fair value through other comprehensive income as the investments are intended to be held for the foreseeable.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

(b)	Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present values of all cash shortfalls over the remaining life of all of its trade receivables. Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months.

(c)	Hedge accounting

The Group determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on the Group’s financial statements.

Amendments to IFRS 10 and IAS 28 address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Group will adopt the standard effective January 1, 2018 using the modified retrospective approach. During 2017, the Group has assessed the impact of the adoption of IFRS 15 and is currently in the process of completing the analysis. The expected impacts arising from the adoption of IFRS 15 on the Group are summarized as follows:

(a)	Frequent flyer programs

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Prior to the adoption of IFRS 15, the Group uses residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights and to allocate a portion of sales to the mileage points issued under the co-branded credit card arrangements as deferred revenue, which were valued based on the estimated redemption value. Revenue is recognized when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and deferred as frequent flyer programs liabilities. The application of a relative selling price approach is expected to decrease in the frequent flyer program liabilities.

(b)	Change fees

The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded a contract modification under IFRS 15 instead of considered as no additional goods or services transferred to the customer in the existing accounting policy. Under IFRS 15, change fees will be recognized in passenger revenue when transportation is provided, while it is currently recognized in other revenue at the time of the ticket is changed.

(c)	Passenger ticket breakage

Ticket breakage is defined as the tickets for which the passenger will not use and will expire unused. Currently, the Group recognizes revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group is required to estimate the tickets that will expire unused and recognize revenue in proportion to the pattern of rights exercised by customers. Under IFRS 15, the Group will recognize the estimated breakage in proportion to revenue recognized for tickets acquired during the same period using a portfolio based approach.

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group expects to adopt IFRS 16 from 1 January 2019. Management is still assessing the impact on the financial performance and position of the Group resulting from the adoption of IFRS 16 for the annual period beginning on 1 January 2019. As disclosed in note 46(b) to the financial statements, at 31 December 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of approximately RMB20,936 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognized as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognized, including, but not limited to, any amounts relating to leases of low-value assets and short term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development, into or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments should be applied prospectively to the changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments prospectively from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 19, issued in February 2018, clarify when a plan amendment, curtailment or settlement occurs for defined benefit plan, any entity must Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: (i) the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and (ii) the discount rate used to remeasure that net defined benefit liability (asset). The amendments to IAS 19 also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income. The amendments to IAS 19 must be applied to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. Consequently, entities do not have to revisit plan amendments, curtailments and settlements that occurred in prior periods. The amendments are not expected to have any significant impact on the Group’s financial statements.

IFRIC 22 provides guidance on how to determine the date of the transaction when applying IAS 21 to the situation where an entity receives or pays advance consideration in a foreign currency and recognizes a non-monetary asset or liability. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset (such as a prepayment) or non-monetary liability (such as deferred income) arising from the payment or receipt of the advance consideration. If there are multiple payments or receipts in advance of recognizing the related item, the entity must determine the transaction date for each payment or receipt of the advance consideration. Entities may apply the interpretation on a full retrospective basis or on a prospective basis, either from the beginning of the reporting period in which the entity first applies the interpretation or the beginning of the prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation. The Group expects to adopt the interpretation prospectively from 1 January 2018. The amendment is not expected to have any significant impact on the Group’s financial statements.

IFRIC 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from 1 January 2019. The amendment is not expected to have any significant impact on the Group’s financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Group’s investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency.

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currencies (cont’d)

(ii)	Transactions and balances (cont’d)

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax (cont’d)

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

Others relate to the capitalized costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Ltd. and Shanghai Pudong International Airport, respectively. These costs are amortized using the straight-line method over their useful lives of 3 years.

Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortized on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group;

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 45 years
Other property, plant and equipment	3 to 20 years

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment (cont’d)

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, financial assets, investment properties and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

Prepayments for land use right

Prepayments for land use right are initially stated at cost and subsequently recognized on the straight-line basis over the agreed terms.

Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realizable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses.

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investments and other financial assets (cont’d)

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment of financial assets (cont’d)

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

For sale and leaseback transactions resulting in a finance lease, the sales proceeds are recorded as a borrowing and the relevant assets are continued to be measured at their carry value.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases (cont’d)

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

Past service costs are recognized in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and

•	the date that the Group recognizes restruturing-related costs

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Derivative financial instruments and hedge accounting (cont’d)

Initial recognition and subsequent measurement (cont’d)

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

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

NOTES TO THE FINANCIAL STATEMENTS

(Amount in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Derivative financial instruments and hedge accounting (cont’d)

Current versus non-current classification

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the financial statements.

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

NOTES TO THE FINANCIAL STATEMENTS

(Amount in millions except for per share data)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations (cont’d)

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

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

The Group recognizes traffic revenues in accordance with the accounting policy stated in note 3 to the financial statements. Unused tickets are recognized in traffic revenues upon legal expiration. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognizing revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(b)	Frequent flyer programmes

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award credits of frequent flyer benefits is deferred and recognized when the award credits have been redeemed or have expired. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits is estimated based on the yearly average flight ticket prices and the expected redemption rate is estimated by reference to the historical trends of redemptions. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont’d)

(c)	Provision for return condition checks for aircraft and engines under operating leases

Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks.

(d)	Retirement benefits

The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, travel allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in note 3 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in note 37 to the financial statements.

(e)	Deferred income tax

In assessing the amount of deferred tax assets that need to be recognized in accordance with the accounting policy stated in note 3 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of deductible tax losses carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

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

(g)	Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs is based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations.

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

(h)	Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in note 3 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometers yield level, load factor, aircraft utilization rate and discount rates.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont’d)

(i)	Impairment of goodwill

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

	2017	2016	2015
	RMB million	RMB million	RMB million
Traffic revenues	95,187	89,554	85,076
- Passenger	91,564	83,577	78,585
- Cargo and mail	3,623	5,977	6,491
Tour operations income	2,322	3,113	3,491
Ground service income	1,323	2,850	2,546
Cargo handling and processing income	69	794	750
Commission income	112	92	78
Others	3,462	2,501	2,028

	102,475	98,904	93,969

6	OTHER OPERATING INCOME AND GAINS

	2017	2016	2015
	RMB million	RMB million	RMB million
Subsidy income (note (a))	4,941	4,531	4,131
Gain on disposal of property, plant and equipment	69	158	399
Gain on disposal of prepayments for land use right	5	3	1
Gain on disposal of available-for-sale investments	4	95	33
Dividend income from available-for-sale investments	33	28	13
Gain on disposal of an associate	12	12	—
Compensation from ticket sales agents	271	228	248
Gain on disposal of a subsidiary (note 43)	1,754	—	41
Others (note (b))	392	414	403

	7,481	5,469	5,269

Notes:

(a)	Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognized for the years ended 31 December 2017, 2016 and 2015.

(b)	Others mainly represent compensation from transfer of the pilots.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

7	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

The segment results for the year ended December 31, 2017 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	97,698	4,023	—	—	101,721
Inter-segment sales	—	1,018	(1,018)	—	—

Reportable segment revenue	97,698	5,041	(1,018)	—	101,721

Reportable segment profit before income tax	6,517	363	—	1,740	8,620

Other segment information
Depreciation and amortization	13,769	190	—	—	13,959
Impairment charges (note 10)	489	2	—	—	491
Interest income	2,309	(96)	(101)	—	2112
Interest expenses	3,080	205	(101)	—	3,184
Capital expenditure	32,149	657	—	—	32,806

The segment results for the year ended December 31, 2016 were as follows:
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	94,338	4,222	—	—	98,560
Inter-segment sales	—	782	(782)	—	—

Reportable segment revenue	94,338	5,004	(782)	—	98,560

Reportable segment profit before income tax	5,788	397	—	322	6,507

Other segment information
Depreciation and amortization	12,378	160	—	—	12,538
Impairment charges (note 10)	22	7	—	—	29
Interest income	100	100	(104)	—	96
Interest expenses	2,553	280	(104)	—	2,729
Capital expenditure*	34,631	776	—	—	35,407

*	Capital expenditure consists of additions to property, plant and equipment, investment properties and intangible assets and long-term deferred assets.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

7	SEGMENT INFORMATION (cont’d)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

The segment results for the year ended December 31, 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	89,013	4,831	—	—	93,844
Inter-segment sales	555	468	(1,023)	—	—

Reportable segment revenue	89,568	5,299	(1,023)	—	93,844

Reportable segment profit before income tax	5,327	238	—	106	5,671

Other segment information
Depreciation and amortization	10,727	128	—	—	10,855
Impairment charges (note 10)	93	1	—	134	228
Interest income	69	13	(16)	—	66
Finance expenses	1,935	270	(16)	—	2,189
Capital expenditure	37,706	591	—	—	38,297

The segment assets and liabilities as at December 31, 2017 and December 31, 2016 were as follows:
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2017
Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

At December 31, 2016
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

7	SEGMENT INFORMATION (cont’d)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. (cont’d)

	2017	2016	2015
	RMB million	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	67,923	63,730	61,222
Regional (Hong Kong, Macau and Taiwan)	3,624	3,516	3,569
International	30,928	31,658	29,178

Total	102,475	98,904	93,969

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

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2017	2016	2015
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		101,721	98,560	93,844
- Reclassification of expired sales in advance of carriage	(i)	754	344	125

Consolidated revenue		102,475	98,904	93,969

		2017	2016	2015
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before income tax		8,620	6,507	5,671
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(10)	(10)	(4)

Consolidated profit before income tax		8,610	6,497	5,667

		2017	2016
	Notes	RMB million	RMB million
Assets
Reportable segment assets		227,464	210,051
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	21	31
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		229,727	212,324

		2017	2016
		RMB million	RMB million
Liabilities
Reportable segment liabilities		170,946	159,955
- Others		3	3

Consolidated liabilities		170,949	159,958

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

7	SEGMENT INFORMATION (cont’d)

Notes:

(i)	The difference represents the different classification of expired sales in advance of carriage under the PRC Accounting Standards and IFRSs.
(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.
(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

8	(LOSS)/GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2017	2016	2015
	RMB million	RMB million	RMB million
Interest rate swap contracts (note 39(a))	—	2	6
Forward foreign exchange contracts (note 39(b))	(311)	—	—

	(311)	2	6

9	WAGES, SALARIES AND BENEFITS

	2017	2016	2015
	RMB million	RMB million	RMB million
Wages, salaries, bonus and allowances	16,474	14,370	12,917
Employee welfare and benefits	133	235	436
Pension (note 37(a))	1,987	1,769	1,479
Medical insurance (note (a))	663	606	563
Staff housing fund (note (b))	886	868	817
Staff housing allowances (note (c))	150	236	247
Early retirement benefits (note (d))	27	61	—

	20,320	18,145	16,459

Notes:

(a)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments.

(b)	Staff housing fund

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

(c)	Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

9	WAGES, SALARIES AND BENEFITS (cont’d)

(d)	Early retirement benefits

The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognized as a provision in “other long-term liabilities”.

(e)	Emoluments of directors and supervisors

Directors’ remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

2017

	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Xu Zhao*	—	—	—
Gu Jiadan*	—	—	—
Li Yangmin*	—	—	—
Tang Bing*	—	—	—
Tian Liuwen*	—	—	—
Independent non-executive Directors
Li Ruoshan	200	—	200
Shao Ruiqing	200	—	200
Ma Weihua	200	—	200
Cai Hongping	200	—	200
Supervisors
Xi Sheng*	—	—	—
Feng Jinxiong	584	—	584
Ba Shengji*	—	—	—
Hu Jidong	1,549	—	1,549
Jia Shaojun*	—	—	—

Total	2,933	—	2,933

2016

Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Xu Zhao*	—	—	—
Gu Jiadan*	—	—	—
Li Yangmin*	—	—	—

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

9	WAGES, SALARIES AND BENEFITS (cont’d)

(e)	Emoluments of directors and supervisors (cont’d)

	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Tang Bing*	—	—	—
Tian Liuwen*	—	—	—
Independent non-executive Directors
Li Ruoshan	160	—	160
Ji Weidong***	—	—	—
Shao Ruiqing	160	—	160
Ma Weihua	160	—	160
Cai Hongping**	100	—	100
Supervisors
Yu Faming*&****	—	—	—
Xi Sheng*	—	—	—
Xu Haihua*****	288	—	288
Feng Jinxiong	535	—	535
Ba Shengji*	—	—	—
Hu Jidong**	426	—	426
Jia Shaojun*&**	—	—	—

Total	1,829	—	1,829

2015

	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun	401	—	401
Xu Zhao*	—	—	—
Gu Jiadan*	—	—	—
Li Yangmin	365	—	365
Tang Bing	358	—	358
Tian Liuwen******	419	—	419
Independent non-executive Directors
Liu Keya*******	72	—	72
Ji Weidong***	—	—	—
Shao Ruiqing******	60	—	60
Li Ruoshan	120	—	120
Ma Weihua	120	—	120
Supervisors
Yu Faming*	—	—	—
Xi Sheng*	—	—	—
Xu Haihua******	298	—	298
Feng Jinxiong	610	—	610
Ba Shengji*	—	—	—

Total	2,823	—	2,823

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

9	WAGES, SALARIES AND BENEFITS (cont’d)

(e)	Emoluments of directors and supervisors (cont’d)

*	These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding. Mr. Xu Zhao resigned on 6 February 2018.
**	These directors and supervisors of the Company were newly appointed during the year ended December 31, 2016.
***	Mr. Ji Weidong has filed his resignation during the year ended December 31, 2015 and has fulfilled his responsibility until new director being appointed by the board in June 2016.
****	Mr. Yu Faming resigned during the year ended December 31, 2016.
*****	Mr. Xu Haihua resigned during the year ended December 31, 2016.
******	These directors and supervisors of the Company were newly appointed during the year ended December 31, 2015.
*******	Mr. Liu Keya retired during the year ended December 31, 2015.

During the years ended December 31, 2017, 2016 and 2015, no directors and supervisors waived their emoluments.

(f)	Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2017 (2016 and 2015: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Wages, salaries, bonus and allowances	8,702	9,319	8,104

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

		Number of individuals
	2017	2016	2015
HK$1,500,001 to HK$2,000,000	—	—	5
HK$2,000,001 to HK$2,500,000	5	5	—

	5	5	5

During the year ended December 31, 2017, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2016 and 2015: Nil).

10	IMPAIRMENT CHARGES

	2017	2016	2015
	RMB million	RMB million	RMB million
Write-down of flight equipment spare parts to net realisable value (note 26)	112	10	88
Impairment charge on property, plant and equipment (note 18)	379	29	48
Impairment charge on assets of a disposal group classified as held for sale (note 16)	3	—	33
Impairment charge on available-for-sale investments	—	—	100
Accrual/(reversal) of impairment charge on trade receivables (note 27)	(3)	(1)	12
Reversal of impairment charge on other receivables	—	(9)	(53)

	491	29	228

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

11	OPERATING PROFIT

Operating profit is stated after charging the following items:

	2017	2016	2015
	RMB million	RMB million	RMB million
Amortization of intangible assets (note 17)	142	129	85
Depreciation of property, plant and equipment (note 18)
– owned	7,065	6,388	5,350
– leased (finance leases)	6,302	5,563	4,972
Depreciation of investment properties (note 19)	12	11	4
Amortization of long-term deferred assets included in other non-current assets	402	394	388
Amortization of prepayments for land use right	45	63	60
Consumption of flight equipment spare parts	1,131	1,198	974
Auditors’ remuneration	19	18	17
Subsidy income (note 6)	(4,941)	(4,531)	(4,131)
Gain on disposal of a subsidiary (note 6)	(1,754)	—	(41)

12	FINANCE INCOME

	2017	2016	2015
	RMB million	RMB million	RMB million
Interest income	111	96	66
Foreign exchange difference, net (note 13(b))	2,001	—	—

	2,112	96	66

13	FINANCE COSTS

	2017	2016	2015
	RMB million	RMB million	RMB million
Interest on bank borrowings	1,590	1,529	1,613
Interest relating to obligations under finance leases	1,845	1,349	867
Interest relating to post-retirement benefit obligations (note37)	98	88	114
Interest on bonds and debentures	381	359	483
Interest relating to interest rate swap contracts (note 39(a))	63	122	128
Less: amount capitalized into advanced payments on acquisition of aircraft (note (a)) (note21)	(793)	(749)	(1,014)
amounts capitalized into construction in progress (note (a))	—	—	(2)

	3,184	2,698	2,189
Foreign exchange difference, net (note (b))	—	3,574	4,987

	3,184	6,272	7,176

Notes:

(a)	The average interest rate used for interest capitalization was 3.40% per annum for the year ended December 31, 2017 (2016: 3.25%, 2015: 3.09%).

(b)	The exchange income and losses were primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data

14	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Income tax	1,962	1,396	737
Deferred taxation (note 38)	(162)	146	(113)

	1,800	1,542	624

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2016:16.5%, 2015: 16.5%).

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2016: 25%, 2015: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, are as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Profit before income tax	8,610	6,497	5,667

Tax calculated at the tax rate of 25% (2016: 25%, 2015: 25%)	2,152	1,624	1,417
Lower tax rates enacted by local authority	(87)	(102)	(156)
Share of results of associates and joint ventures	(63)	(37)	(38)
Income not subject to tax	(13)	(10)	—
Expenses not deductible for tax	38	117	104
Utilization of previously unrecognized tax losses	(253)	(51)	(1)
Unrecognized tax losses for the year	48	13	20
Utilization of deductible temporary differences	(13)	(10)	(686)
Unrecognized deductible temporary differences	2	6	(36)
Research and development costs’ super deduction	(11)	(8)	—

Tax charge	1,800	1,542	624

Effective tax rate	20.91%	23.73%	11.01%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2017, 2016 and 2015, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

15	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB6,342 million (2016: RMB4,498 million, 2015: RMB4,537 million) and the weighted average number of shares of 14,467,585,682 (2016: 13,811,136,000, 2015: 12,818,509,000) in issue during the year ended December 31, 2017. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended December 31, 2017, 2016 and 2015.

16	HELD FOR SALE ASSETS AND LIABILITIES

On 27 April 2017, the Group’s Board of Directors came to a resolution to sell the equity interests of Shanghai Airlines Hotel Investment Management Co., Ltd. (“Shanghai Airlines Hotel”), a wholly owned subsidiary. On 29 December 2017, the Group entered into a share transfer agreement with China Eastern Airlines Development Co., Ltd., a wholly owned subsidiary of CEA Holding, to transfer its 100% equity interests in Shanghai Airlines Hotel for a cash consideration of RMB7,100. The transfer is expected to be completed within a year from the reporting date. At 31 December 2017, Shanghai Airlines Hotel was classified as a disposal group held for sale. The major classes of assets and liabilities (after eliminating of inter-company payable of RMB6 million) of Shanghai Airlines Hotel classified as held for sale as at 31 December 2017 are as follows:

2017
RMB million
Assets
Property, plant and equipment	2
Other non-current assets	1
Trade and notes receivables	2
Cash and cash equivalents	11
Inventory	1

17
Provision for impairment of assets classified as held for sale	(3)

Assets classified as held for sale	14

Liabilities
Trade and bills payables	(2)
Other payables and accruals	(6)

Liabilities directly associated with the assets classified as held for sale	(8)

Net assets directly associated with the disposal group	6

17	INTANGIBLE ASSETS

	Goodwill	Computer	Others
	(note(a))	software	(note(b))	Total
	RMB million	RMB million	RMB million	RMB million
31 December 2017
Cost at 1 January 2017, net of accumulated amortization	11,270	288	66	11,624
Additions	—	126	—	126
Transfer from construction in process	—	3	—	3
Amortization provided during the year	—	(109)	(33)	(142)
Disposal of a subsidiary (note 43)	—	(14)	—	(14)
Disposals	—	(1)	—	(1)

At 31 December 2017	11,270	293	33	11,596

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

17	INTANGIBLE ASSETS (cont’d)

	Goodwill	Computer	Others
	(note(a))	software	(note(b))	Total
	RMB million	RMB million	RMB million	RMB million
At 31 December 2017:
Cost	11,270	904	98	12,272
Accumulated amortization	—	(611)	(65)	(676)
Net carrying amount	11,270	293	33	11,596

31 December 2016
Cost at 1 January 2016, net of accumulated amortization	11,270	252	—	11,522
Additions	—	124	98	222
Transfer from construction in process	—	9	—	9
Amortization provided during the year	—	(97)	(32)	(129)
Disposals	—	—	—	—

At 31 December 2016	11,270	288	66	11,624

At 31 December 2016:
Cost	11,270	812	98	12,180
Accumulated amortization	—	(524)	(32)	(556)
Net carrying amount	11,270	288	66	11,624

Notes:

(a)	The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit (“CGU”) that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the cash flow projections is 11% (2016: 11%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2016: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b)	The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).

18	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and
	flight equipment			Other
		Held under		property, plant	Construction
	Owned	finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
31 December 2017
At 31 December 2016 and at 1 January 2017:
Cost	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation and impairment	(34,914)	(19,890)	(2,450)	(5,206)	—	(62,460)

Net carrying amount	64,739	77,174	5,874	2,995	2,398	153,180

At 1 January 2017, net of accumulated depreciation and impairment	64,739	77,174	5,874	2,995	2,398	153,180
Additions	3,659	8,277	276	808	2,688	15,708
Disposals	(656)	(264)	(1)	(103)	—	(1,024)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

18	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and
	flight equipment			Other
		Held under		property, plant	Construction
	Owned	finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Transfer from construction in progress	—	—	1,019	18	(1,037)	—
Transfer from advanced payments on acquisition of aircraft (note 21)	1,701	13,378	—	—	—	15,079
Transfer from investment properties (note 19)	—	—	9	—	—	9
Transfer to investment properties (note 19)	—	—	(2)	—	—	(2)
Assets included in held for sale	—	—	—	(2)	—	(2)
Transfer to other non-current assets	—	—	—	—	(327)	(327)
Depreciation provided during the year	(6,154)	(6,302)	(298)	(613)	—	(13,367)
Disposal of a subsidiary (note 43)	(199)	(1,220)	(375)	(208)	(17)	(2,019)
Impairment	(379)	—	—	—	—	(379)
Transfers	6,283	(6,283)	(24)	24	—	—

At 31 December 2017, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856

At 31 December 2017:
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	—	(70,690)

Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856

During the year, the Group recognised an impairment loss of approximately RMB379 million relating to aircraft, engines and flight equipment (2016: RMB29 million, 2015: RMB48 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at 31 December 2017, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB11,207 million (2016: approximately RMB17,559 million) were pledged as collateral under certain borrowing arrangements (note 34).

As at 31 December 2017, the ownership certificates of buildings with a net carrying amount of RMB1,397 million (31 December 2016: RMB1,455 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

	Aircraft, engines and
	flight equipment			Other
	Owned	Held under		property, plant	Construction
		finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
31 December 2016
At 31 December 2015 and at 1 January 2016:
Cost	80,402	89,146	7,993	7,486	1,771	186,798
Accumulated depreciation and impairment	(28,557)	(18,029)	(2,266)	(4,704)	—	(53,556)

Net carrying amount	51,845	71,117	5,727	2,782	1,771	133,242

At 1 January 2016, net of accumulated depreciation and impairment	51,845	71,117	5,727	2,782	1,771	133,242
Additions	9,411	4,485	5	651	1,477	16,029
Disposals	(324)	(58)	(21)	(212)	—	(615)
Transfer from construction in progress	—	—	474	328	(802)	—

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

18	PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Aircraft, engines and
	flight equipment			Other
	Owned	Held under		property, plant	Construction
		finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Transfer from advanced payments on acquisition of aircraft (note 21)	12,236	4,354	—	—	—	16,590
Transfer to investment properties (note 19)	—	—	(38)	—	—	(38)
Transfer to other non-current assets	—	—	—	—	(48)	(48)
Depreciation provided during the year	(5,561)	(5,563)	(273)	(554)	—	(11,951)
Impairment	(29)	—	—	—	—	(29)
Transfers	(2,839)	2,839	—	—	—	—

At 31 December 2016, net of accumulated depreciation and impairment	64,739	77,174	5,874	2,995	2,398	153,180

At 31 December 2016:
Cost	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation and impairment	(34,914)	(19,890)	(2,450)	(5,206)	—	(62,460)

Net carrying amount	64,739	77,174	5,874	2,995	2,398	153,180

19	INVESTMENT PROPERTIES

	2017	2016
	RMB million	RMB million
Cost
At 1 January	402	344
Transfer from property, plant and equipment (note 18)	4	58
Transfer to property, plant and equipment (note 18)	(14)	—

At 31 December	392	402

Accumulated depreciation
At 1 January	81	50
Transfer from property, plant and equipment (note 18)	2	20
Transfer to property, plant and equipment (note 18)	(5)	—
Charge for the year (note 11)	12	11

At 31 December	90	81

Net book amount
At 31 December	302	321

As at 31 December 2017, the fair value of the investment properties was approximately RMB628 million (2016: RMB604 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB39 million (2016: RMB37 million, 2015: RMB30 million) was received by the Group during the year in respect of the leases.

As at 31 December 2017, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB112 million (2016: RMB119 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

19	INVESTMENT PROPERTIES (cont’d)

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

Buildings	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Not measured at fair value but fair value is disclosed:
As at 31 December 2017	—	198	430	628

As at 31 December 2016	—	183	421	604

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2016: Nil).

The fair values of the buildings with comparable market price have been estimated using significant observable inputs and calculated by adjusted market price considering the condition and location of the buildings.

The fair values of the buildings without comparable market price have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as estimated rental value, rent growth, long term vacancy rate and discounted rate.

20	PREPAYMENTS FOR LAND USE RIGHT

	2017	2016
	RMB million	RMB million
Carrying amount at 1 January	2,064	2,094
Recognized during the year	(347)	(30)

Carrying amount at 31 December	1,717	2,064

Prepayments for land use right represent unamortized prepayments for land use rights.

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	2017	2016
	RMB million	RMB million
At 1 January	23,357	21,207
Additions	15,681	17,991
Interest capitalized (note 13)	793	749
Transfer to property, plant and equipment (note 18)	(15,079)	(16,590)

At 31 December	24,752	23,357

22	INVESTMENTS IN ASSOCIATES

	2017	2016
	RMB million	RMB million
Unlisted investments, cost	1,116	1,069
Share of net assets	538	467

	1,654	1,536

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

22	INVESTMENTS IN ASSOCIATES (cont’d)

The movements in investments in associates were as follows:

	2017	2016
	RMB million	RMB million
At 1 January	1,536	1,543
Additions	47	—
Share of results of associates	202	148
Share of revaluation on available-for-sale investments held by an associate	10	(1)
Dividend received during the year	(141)	(154)

At 31 December	1,654	1,536

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital				Attributable equity interest		Principal activities
		2017		2016		2017	2016
		Million		Million
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC/Mainland China 6 December 1995	RMB	2,000	RMB	2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China 17 November 2003	RMB	350	RMB	350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (note)	PRC/Mainland China 28 March 2008	USD	40	USD	40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China 17 November 1992	RMB	167	RMB	167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC/Mainland China 9 June 1993	RMB	80	RMB	80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC/Mainland China 4 March 1986	RMB	200	RMB	200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC/Mainland China 27 September 2002	USD	7	USD	7	35%	35%	Provision of airline electronic product maintenance services

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

22	INVESTMENTS IN ASSOCIATES (cont’d)

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2017	2016
	RMB million	RMB million
Share of the associates’ profit for the year	202	148
Share of the associates’ other comprehensive income	10	(1)
Share of the associates’ total comprehensive income	212	147
Aggregate carrying amount of the Group’s interests in the associates	1,654	1,536

23	INVESTMENTS IN JOINT VENTURES

	2017	2016
	RMB million	RMB million
Unlisted investments, cost	369	352
Share of net assets	188	172

	557	524

The movements in investments in joint ventures were as follows:

	2017	2016
	RMB million	RMB million
At 1 January	524	518
Additions	17	—
Share of results	49	39
Dividend received during the year	(33)	(33)

At 31 December	557	524

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2017		2016		2017	2016
		Million		Million
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (note)	PRC/Mainland China 28 September 2004	USD	73	USD	73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC/Mainland China 28 December 1995	USD	2	USD	2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC/Mainland China 21 May 1999	RMB	10	RMB	10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia 9 March 2007	AUD	11	AUD	11	50%	50%	Provision of flight training services

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

23	INVESTMENTS IN JOINT VENTURES (cont’d)

Company name	Place of establishment and operation and date of establishment	Paid-up capital				Attributable equity interest		Principal activities
		2017		2016		2017	2016
		Million		Million
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC/Mainland China 9 April 2003	RMB	30	RMB	30	50%	50%	Provision of equipment maintenance services
Xi’an CEA SAFRAN Landing Systems Services Co., Ltd. (“XIESA”)	PRC/Mainland China 12 July 2017	USD	40		—	50%	—	Provision of aircraft, engine and other related components maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, both parties have agreed to share the control over the economic activities of Technologies Aerospace with the joint venture partner. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2017	2016
	RMB million	RMB million
Share of the joint ventures’ profit for the year	49	39
Share of the joint ventures’ total comprehensive income	49	39
Aggregate carrying amount of the Group’s interests in the joint ventures	557	524

24	AVAILABLE-FOR-SALE INVESTMENTS

	2017	2016
	RMB million	RMB million
Listed equity investments, at fair value	693	538
Unlisted equity investments, at cost	107	107

	800	645

During the year, the gross gain in respect of the Group’s available-for-sale investments recognized in other comprehensive income amounted to RMB156 million (2016: RMB100 million).

The above investments consist of investments in equity securities which were designated as available-for-sale investments and have no fixed maturity dates or coupon rates.

As at 31 December 2017, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

25	OTHER NON-CURRENT ASSETS

	2017	2016
	RMB million	RMB million
Deposits relating to aircraft held under operating leases	217	285
Deferred pilot recruitment costs	1,288	1,182
Rebate receivables on aircraft acquisitions	65	83
Rental prepayment	—	426
Prepayment for acquisition of property, plant and equipment	681	299
Other long term assets	676	694

	2,927	2,969

26	FLIGHT EQUIPMENT SPARE PARTS

	2017	2016
	RMB million	RMB million
Flight equipment spare parts	2,716	2,713
Less: provision for spare parts	(531)	(465)

	2,185	2,248

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	2017	2016
	RMB million	RMB million
At 1 January	465	541
Accrual (note 10)	112	10
Amount written off in relation to disposal of spare parts	(1)	(86)
Disposal of a subsidiary	(45)	—

At 31 December	531	465

27	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2017	2016
	RMB million	RMB million
Trade receivables	2,124	2,630
Notes receivable	—	30

At 31 December	2,124	2,660

An ageing analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice/billing date, was as follows:

	2017	2016
	RMB million	RMB million
Within 90 days	1,912	2,324
91 to 180 days	38	167
181 to 365 days	100	102
Over 365 days	162	182

	2,212	2,775
Provision for impairment of trade receivables	(88)	(115)

	2,124	2,660

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

27	TRADE AND NOTES RECEIVABLES (cont’d)

Trade and notes receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

As at 31 December 2017, trade and notes receivables of RMB131 million (2016: RMB267 million) were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The ageing analysis of these trade and notes receivables was as follows:

	2017	2016
	RMB million	RMB million
Past due:
Within 90 days	38	167
91 to 180 days	93	30
181 to 365 days	—	70

	131	267

Movements in the Group’s provision for impairment of trade and notes receivables were as follows:

	2017	2016
	RMB million	RMB million
At 1 January	115	216
Impairment losses recognized (note 10)	6	8
Amount written off during the year as uncollectible	(13)	(100)
Impairment losses reversed (note 10)	(9)	(9)
Disposal of subsidiary	(5)	—
Provision included in held for sale	(6)	—

At 31 December	88	115

Included in the above provision for impairment of trade receivables is a provision for individually impaired trade receivables of RMB46 million (2016: RMB66 million) with a carrying amount before provision of RMB46 million (2016: RMB66 million).

The remaining provision of RMB42 million relate to impaired trade receivables with a carrying amount before provision of RMB123 million as at 31 December 2017 which customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.

The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment charges” in profit or loss (note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering.

28	PREPAYMENTS AND OTHER RECEIVABLES

	2017	2016
	RMB million	RMB million
Value added tax recoverable	3,662	1,746
Value added tax refundable	1,387	615
Subsidy receivable	1,450	762
Prepaid corporate income tax	139	283
Advance to suppliers	218	2,327
Prepaid aircraft operating lease rentals	319	382
Dividend receivable	183	—
Rebate receivables on aircraft acquisitions	944	1,489
Rental deposits	200	233

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

28	PREPAYMENTS AND OTHER RECEIVABLES (cont’d)

	2017	2016
	RMB million	RMB million
Amounts due from related parties (note 47(c)(i))	569	616
Deposits relating to aircraft held under operating leases	76	140
Others	365	838

	9,512	9,431
Provision for impairment of other receivables	(198)	(200)

	9,314	9,231

29	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	2017	2016
	RMB million	RMB million
Bank deposits with original maturity over a year	—	3
Restricted bank deposits	51	40

	51	43

30	CASH AND CASH EQUIVALENTS

	2017	2016
	RMB million	RMB million
Cash	2	3
Bank balances	4,603	1,692

	4,605	1,695

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB3,239 million (2016: RMB814 million). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

31	TRADE AND BILLS PAYABLES

An aged analysis of the trade and bills payables as at the end of the reporting period was as follows:

	2017	2016
	RMB million	RMB million
Within 90 days	2,791	2,994
91 to 180 days	59	57
181 to 365 days	161	83
1 to 2 years	71	77
Over 2 years	102	165

	3,184	3,376

As at 31 December 2017, trade and bills payable balances included amounts due to related parties of RMB241 million (2016: RMB232 million) (note 47(c)(ii)).

As at 31 December 2017, bills payable amounted to RMB1,173 million (2016: 1,120 million).

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

32	OTHER PAYABLES AND ACCRUALS

	2017	2016
	RMB million	RMB million
Salaries, wages and benefits	2,711	3,662
Take-off and landing charges	2,707	2,323
Fuel cost	1,369	1,774
Expenses related to aircraft overhaul conducted	1,760	1,253
Advance from customers	1,342	966
Duties and levies payable	1,483	1,507
Other accrued operating expenses	1,848	1,561
Deposits received from ticket sales agents	549	764
Current portion of other long-term liabilities (note 36)	1,038	635
Staff housing allowance	323	363
Amounts due to related parties (note 47(c)(ii))	2,111	2,534
Current portion of post-retirement benefit obligations (note 37(b))	168	173
Others	2,455	2,735

	19,864	20,250

33	OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2017, the Group had 235 aircraft (2016: 226 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US dollars.

The future minimum lease payments (including interest), and the present values of the minimum lease payments under finance leases were as follows:

		Present values		Present values
	Minimum lease	of minimum	Minimum lease	of minimum
	payments	lease payments	payments	lease payments
	2017	2017	2016	2016
	RMB million	RMB million	RMB million	RMB million
Within one year	11,651		8,123
In the second year	10,408		7,526
In the third to fifth years, inclusive	27,895		21,905
After the fifth year	30,196		33,277

Total	80,105	66,868	70,831	61,041

Less: amounts repayable within one year	(11,651)	(9,241)	(8,123)	(6,447)

Long-term portion	68,454	57,627	62,708	54,594

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

34	BORROWINGS

	2017	2016
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured (note (a))	4,816	7,169
– unsecured	108	3,435
Guaranteed bonds (note (b))	10,956	8,476
Unsecured bonds (note (b))	8,831	8,810

	24,711	27,890

Current
Current portion of long-term bank borrowings
– secured (note (a))	1,028	1,724
– unsecured	3,103	135
Short-term bank borrowings
– unsecured	24,959	9,983
Short-term debentures (note (c))	10,000	17,000

	39,090	28,842

Total borrowings	63,801	56,732

The borrowings are repayable as follows:
Within one year	39,090	28,842
In the second year	6,527	4,833
In the third to fifth years, inclusive	8,797	13,281
After the fifth year	9,387	9,776

Total borrowings	63,801	56,732

Notes:

(a)	As at 31 December 2017, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate carrying amount of RMB11,207 million (2016: RMB17,559 million) (note 18).

(b)	On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 47(d)).

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

34	BORROWINGS (cont’d)

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

On 16 November 2017, Eastern Air Overseas issued three-year corporate bonds with a total principal amount of SGD 500 million, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.80% per annum. The bonds are payable semi-annually. The principal of the bonds will mature and become repayable on 16 November 2020. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 47(d)).

(c)	On 21 August 2017, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 4.16% per annum.

On 22 August 2017, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 150 days. The debentures bear interest at the rate of 4.25% per annum.

On 12 September 2017, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 179 days. The debentures bear interest at the rate of 4.25% per annum.

On 26 September 2017, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 179 days. The debentures bear interest at the rate of 4.20% per annum.

The terms of the long-term borrowings and bonds were summarized as follows:

	Interest rate and final maturities	2017	2016
		RMB million	RMB million
Long-term bank borrowings
RMB denominated	interest rates ranging from3.10% to 3.48% with final maturities through 2021 (2016: 3.40% to 4.41%)	3,028	3,278
USD denominated	interest rates ranging from 6-month libor +0.55% to 6-month libor +2.85% with final maturities through 2025 (2016: 6-month libor +0.75% to 6-month libor +3.75%)	2,003	4,970
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2016: 3 months Euribor+0.5%)	4,024	4,215

Guaranteed bonds
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2016: 3.03% to 5.05%)	7,794	7,792
SGD denominated	interest rates at 2.80% with final maturities through 2020	2,435	—
KRW denominated	interest rate at 2.05% with final maturities through 2019 (2016: 2.05%)	727	684

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

34	BORROWINGS (cont’d)

	Interest rate and final maturities	2017	2016
		RMB million	RMB million
Unsecured bonds
RMB denominated	interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2016: from 3.00% to 3.39%)	8,500	8,500
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2016: 2.85%)	331	310

Total long-term borrowings and bonds		28,842	29,749

Short-term borrowings of the Group are repayable within one year. As at 31 December 2017, the interest rates relating to such borrowings ranged from 0.70% to 4.35% per annum (2016: 1.49% to 4.35% per annum).

35	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	2017	2016
	RMB million	RMB million
At 1 January	3,670	3,503
Accrual	1,214	1,010
Utilization	(1,865)	(843)

At 31 December	3,019	3,670
Less: current portion	(981)	(1,175)

Long-term portion	2,038	2,495

In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. The balance as at 31 December 2017 and 2016 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases.

36	OTHER LONG-TERM LIABILITIES

	2017	2016
	RMB million	RMB million
Fair value of unredeemed points awarded under the Group’s frequent flyer programmes	2,030	1,750
Long-term duties and levies payable relating to finance leases	1,411	1,608
Other long-term payables	1,321	1,151

	4,762	4,509
Less: current portion included in other payables and accruals (note 32)	(1,038)	(635)

Long-term portion	3,724	3,874

37	POST-RETIREMENT BENEFIT OBLIGATIONS

(a)	Pension—defined contribution

The group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees since 2014.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

37	POST-RETIREMENT BENEFIT OBLIGATIONS (cont’d)

(b)	Post-retirement benefits

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

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2017 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2017	2016
	RMB million	RMB million
Post-retirement benefit obligations	2,670	3,063
Less: current portion	(168)	(173)

Long-term portion	2,502	2,890

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2017	2016
Discount rates for post-retirement benefits	4.10%	3.50%
Mortality rate	China Insurance	China Insurance
	Life Mortality	Life Mortality
	Table (2010-2013). CL5 for	Table (2010-2013). CL5 for
	Male and CL6 for Female	Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

		Increase/ (decrease) in		Increase/ (decrease) in
		post-retirement		post-retirement
	Increase	benefit	Decrease	benefit
	in rate	obligations	in rate	obligations
	%	RMB million	%	RMB million
2017
Discount rate for post-retirement benefits	0.25	(73)	0.25	77
Annual increase rate of pension benefits	1.00	283	1.00	(240)
Annual increase rate of medical expenses	1.00	40	1.00	(33)
2016
Discount rate for post-retirement benefits	0.25	(95)	0.25	100
Annual increase rate of pension benefits	1.00	325	1.00	(275)
Annual increase rate of medical expenses	1.00	46	1.00	(38)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

37	POST-RETIREMENT BENEFIT OBLIGATIONS (cont’d)

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2017	2016
	RMB million	RMB million
Within the next 12 months	168	173
Between 2 and 5 years	679	706
Between 5 and 10 years	851	894
Over 10 years	3,049	3,342

Total expected payments	4,747	5,115

The average duration of the post-retirement benefit obligations at the end of 2017 was 13 years (2016: 13 years and a half).

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

37	POST-RETIREMENT BENEFIT OBLIGATIONS (cont’d)

The movements in the post-retirement benefit obligations were as follows:

2017
	Pension cost charged to profit or loss				Remeasurement (gains)/losses in other comprehensive income
	1 January 2017 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	Transferred out due to disposal of a subsidiary RMB million	31 December 2017 RMB million
Defined benefit obligations/ benefit liability	3,063	—	98	98	(220)	—	96	(124)	(200)	(167)	2,670

2016
	Pension cost charged to profit or loss				Remeasurement (gains)/losses in other comprehensive income
	1 January 2016 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2016 RMB million
Defined benefit obligations/ benefit liability	2,750	—	88	88	(80)	373	117	410	(185)	3,063

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

38	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2017	2016
	RMB million	RMB million
Deferred tax assets	122	79
Deferred tax liabilities	(18)	(86)

Net deferred tax assets/(liabilities)	104	(7)

Movements in the net deferred tax assets/(liabilities) were as follows:

	2017	2016
	RMB million	RMB million
At 1 January	(7)	235
Credited/(charged) to profit or loss (note 14)	162	(146)
Charged to other comprehensive income	(51)	(96)

At 31 December	104	(7)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2017	2016
	RMB million	RMB million
Deferred tax assets:
Impairment provision for obsolete flight equipment spare parts	51	22
Impairment provision for receivables	64	70
Impairment provision for property, plant and equipment	104	11
Derivative financial instruments	82	15
Impairment provision for available-for-sale investments	25	25
Other payables and accruals	29	88
Aged payables	5	7

	360	238

Deferred tax liabilities:
Depreciation and amortization	(56)	(85)
Available-for-sale investments	(162)	(123)
Derivative financial instruments	(38)	(37)

	(256)	(245)

	104	(7)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

38	DEFERRED TAXATION (cont’d)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

			(Charged)/
	At the	(Charged)/	credited to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2017
Impairment provision for flight equipment spare parts	22	29	—	51
Impairment provision for receivables	70	(6)	—	64
Impairment provision for property, plant and equipment	11	93	—	104
Derivative financial instruments	15	78	(11)	82
Impairment provision for available-for-sale investments	25	—	—	25
Other payables and accruals	88	(59)	—	29
Aged payables	7	(2)	—	5

	238	133	(11)	360

Depreciation and amortization	(85)	29	—	(56)
Available-for-sale investments	(123)	—	(39)	(162)
Derivative financial instruments	(37)	—	(1)	(38)

	(245)	29	(40)	(256)

Net deferred tax assets/(liabilities)	(7)	162	(51)	104

			(Charged)/
	At the	(Charged)/	credited to other	At the
	beginning of	credited to	comprehensive	end of
	the year	profit or loss	income	the year
	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2016
Impairment provision for flight equipment spare parts	43	(21)	—	22
Impairment provision for receivables	80	(10)	—	70
Impairment provision for property, plant and equipment	26	(15)	—	11
Derivative financial instruments	25	—	(10)	15
Impairment provision for available-for-sale investments	25	—	—	25
Other payables and accruals	89	(1)	—	88
Tax losses	133	(133)	—	—
Aged payables	—	7	—	7

	421	(173)	(10)	238

Depreciation and amortization	(136)	51	—	(85)
Available-for-sale investments	(39)	(24)	(60)	(123)
Derivative financial instruments	(11)	—	(26)	(37)

	(186)	27	(86)	(245)

Net deferred tax assets/(liabilities)	235	(146)	(96)	(7)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

38	DEFERRED TAXATION (cont’d)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	2017		2016
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB million	RMB million	RMB million	RMB million
Tax losses carried forward	42	167	409	1,637
Other deductible temporary differences	6	27	32	128

Total unrecognized deferred tax assets	48	194	441	1,765

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group’s tax losses carried forward will expire between 2018 and 2022.

As at 31 December 2017, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

39	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2017	2016	2017	2016
	RMB million	RMB million	RMB million	RMB million
At 31 December
Interest rate swaps (note (a))	151	137	14	47
Forward foreign exchange contracts (note (b))	—	11	311	11
Total	151	148	325	58

Less: current portion
– Forward foreign exchange contracts	—	(11)	(324)	(11)

Non-current portion	151	137	1	47

Notes:

(a)	Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (note 40). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. As at 31 December 2017, the notional amount of the outstanding interest rate swap agreements was approximately USD1,420 million (2016: USD1,636 million). These agreements will expire between 2018 and 2025.

Realized and unrealized gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Realized losses (recorded in finance costs)	(63)	(122)	(134)
Unrealized mark to market gains
– cash flow hedges (recognized in other comprehensive income)	47	166	2
– fair value hedges (recognized in (loss)/gain on fair value changes of derivative financial instruments)	—	2	6

	(16)	46	(126)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

39	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

(b)	Forward foreign exchange contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (note 3). The Group’s foreign exchange forward contracts for selling RMB and purchasing USD at fixed exchange rates are accounted for as fair value hedges. As at 31 December 2017, the notional amount of the outstanding currency forward contracts was approximately USD829 million (2016: USD440 million), which will expire in 2018.

Realized and unrealized gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Realized (losses)/gains (recorded in finance costs)	(177)	5	15
Unrealized mark to market losses
– cash flow hedges (recognized in other comprehensive income)	—	(16)	(11)
– fair value hedges (recognized in (loss)/gain on fair value changes of derivative financial instruments)	(311)	—	—

	(488)	(11)	4

(c)	Cross currency swap

The Group uses cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates. The cross currency swap entered into by the Group for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As at 31 December 2017, there were no outstanding cross currency swap (2016:nil).

Realized and unrealized gain and loss arising from the valuation of the contract has been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2017	2016	2015
	RMB million	RMB million	RMB million
Realized gains (recorded in finance costs)	—	5	—
Unrealized mark to market (losses)/gains
– cash flow hedge (recognized in other comprehensive income)	—	(7)	7

	—	(2)	7

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

(a)	Financial instruments by category

		Derivatives
	Loans and	used for	Available
	receivables	hedging	for sale	Total
	RMB million	RMB million	RMB million	RMB million
2017
Financial assets
Available-for-sale investments	—	—	800	800
Derivative financial instruments	—	151	—	151
Trade and notes receivables	2,124	—	—	2,124
Prepayments and other receivables	3,913	—	—	3,913
Restricted bank deposits and short-term bank deposits	51	—	—	51

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(a)	Financial instruments by category (cont’d)

		Derivatives
	Loans and	used for	Available
	receivables	hedging	for sale	Total
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	4,605	—	—	4,605
Other non-current assets	293	—	—	293

Total	10,986	151	800	11,937

	Derivatives
	used for	Loans and
	hedging	borrowings	Total
	RMB million	RMB million	RMB million
2017
Financial liabilities
Borrowings	—	63,801	63,801
Obligations under finance leases	—	66,868	66,868
Derivative financial instruments	325	—	325
Trade and bills payables	—	3,184	3,184
Other payables and accruals	—	12,964	12,964

Total	325	146,817	147,142

		Derivatives
	Loans and	used for	Available
	receivables	hedging	for sale	Total
	RMB million	RMB million	RMB million	RMB million
2016
Financial assets
Available-for-sale investments	—	—	645	645
Derivative financial instruments	—	148	—	148
Trade and notes receivables	2,660	—	—	2,660
Prepayments and other receivables	2,937	—	—	2,937
Restricted bank deposits and short-term bank deposits	43	—	—	43
Cash and cash equivalents	1,695	—	—	1,695
Other non-current assets	285	—	—	285

Total	7,620	148	645	8,413

	Derivatives
	used for	Loans and
	hedging	borrowings	Total
	RMB million	RMB million	RMB million
2016
Financial liabilities
Borrowings	—	56,732	56,732
Obligations under finance leases	—	61,041	61,041
Derivative financial instruments	58	—	58
Trade and bills payables	—	3,376	3,376
Other payables and accruals	—	12,942	12,942

Total	58	134,091	134,149

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(b)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

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

The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward contracts to manage part of these foreign currency risks. As at 31 December 2017, the foreign exchange forward contracts at notional value were RMB5,415 million. Details of foreign currency forward contracts are disclosed in note 39(b) to the financial statements.

The following tables detail the Group’s exposure to major currency risk at the reporting dates:

	2017
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	31	3	16	16
Cash and cash equivalents	961	74	28	—
Other receivables	1,065	—	1	131
Other non-current assets	206	—	—	—
Trade and other payables	(111)	—	(6)	—
Obligations under finance leases	(29,254)	—	(627)	—
Borrowings	(7,555)	(4,921)	(2,435)	(1,058)

	2016
	USD	EUR	JPY	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	79	99	2	27
Cash and cash equivalents	702	39	15	—
Other receivables	1,636	—	8	125
Other non-current assets	267	—	—	—
Trade and other payables	(123)	—	(2)	(1)
Obligations under finance leases	(44,913)	—	(326)	—
Borrowings	(7,953)	(4,215)	—	(1,008)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(b)	Financial risk factors (cont’d)

Foreign currency risk (cont’d)

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2017		2016
		Effect on other		Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	profit or loss	income	profit or loss	income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(260)/260	41/(41)	(377)/377	23/(23)
If RMB (weakens)/strengthens against EUR	(36)/36	—	(31)/31	—
If RMB (weakens)/strengthens against JPY	(1)/1	—	(2)/2	—
If RMB (weakens)/strengthens against KRW	(7)/7	—	(6)/6	—

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

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates:

	2017	2016
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	4,605	1,695
Restricted bank deposits and short-term bank deposits	51	43
Borrowings	(13,272)	(15,419)
Obligations under finance leases	(66,868)	(61,041)
Interest rate swap at notional amount	9,280	11,352

	2017	2016
	RMB million	RMB million
Fixed rate instruments
Borrowings	(50,529)	(41,313)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(b)	Financial risk factors (cont’d)

Interest rate risk (cont’d)

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2017		2016
		Effect on other		Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	profit or loss	income	profit or loss	income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	(142)	17	(140)	21

Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 25% of the Group’s operating expenses (2016: 21%).

As at 31 December 2017, the Group had no open crude oil option contracts.

For the year ended 31 December 2017, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,257 million higher/lower (2016: RMB981million higher/lower).

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB717 million as at 31 December 2017 (2016: approximately RMB922 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and finance institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (note 47(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(b)	Financial risk factors (cont’d)

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

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 31 December 2017
Borrowings	41,060	7,325	10,161	10,014	68,560
Derivative financial instruments	324	—	1	—	325
Obligations under finance leases	11,651	10,408	27,895	30,196	80,150
Trade, bills and other payables	16,148	—	—	—	16,148

Total	69,183	17,733	38,057	40,210	165,183

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 31 December 2016
Borrowings	30,262	5,670	14,961	10,813	61,706
Derivative financial instruments	11	33	8	6	58
Obligations under finance leases	8,123	7,526	21,905	33,277	70,831
Trade, bills and other payables	16,318	—	—	—	16,318

Total	54,714	13,229	36,874	44,096	148,913

(c)	Capital risk management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2017 and 31 December 2016.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(c)	Capital risk management (cont’d)

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2017 and 2016 were as follows:

	2017	2016
	RMB million	RMB million
Total liabilities	170,949	159,958
Total assets	229,727	212,324
Debt ratio	0.74	0.75

(d)	Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2017		2016
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft held under operating leases included in other non-current assets	217	193	285	258

Financial liabilities
Long-term borrowings	24,711	23,812	27,890	28,075
Obligations under finance leases	57,627	57,352	54,594	50,408

Total	82,338	81,164	82,484	78,483

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

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2017, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(d)	Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 31 December 2017
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Derivative financial instruments
-Interest rate swaps (note 39(a))	—	151	—	151
Available-for-sale financial Assets (note 24)	693	—	—	693

Total	693	151	—	844

Liabilities
Derivative financial instruments
-Forward foreign exchange contracts (note 39(b))	—	311	—	311
-Interest rate swaps (note 39(a))	—	14	—	14

Total	—	325	—	325

As at 31 December 2016
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Derivative financial instruments
-Forward foreign exchange contracts (note 39(b))	—	11	—	11
-Interest rate swaps (note 39(a))	—	137	—	137
Available-for-sale financial Assets (note 24)	538	—	—	538

Total	538	148	—	686

Liabilities
Derivative financial instruments
-Forward foreign exchange contracts (note 39(b))	—	11	—	11
-Interest rate swaps (note 39(a))	—	47	—	47

Total	—	58	—	58

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

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

40.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (cont’d)

(d)	Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy (cont’d)

Assets and liabilities for which fair values are disclosed:

As at 31 December 2017
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	—	193	—	193

Liabilities
Long-term borrowings	2,678	21,134	—	23,812
Obligations under finance leases	—	57,352	—	57,352

Total	2,678	78,486	—	81,164

As at 31 December 2016

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	—	258	—	258

Liabilities
Long-term borrowings	—	28,075	—	28,075
Obligations under finance leases	—	50,408	—	50,408

Total	—	78,483	—	78,483

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

41	SHARE CAPITAL

		2017	2016
		RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)
-	Tradable shares held by Shanghai Licheng Information
-	Technology Consulting Co., Ltd. with trading moratorium	—	466
-	Tradable shares held by China National Aviation Fuel
-	Holding Company with trading moratorium	—	466
-	Tradable shares held by China COSCO Shipping
-	Corporation Limited with trading moratorium	—	233
-	Tradable shares held by Caitong Fund Management
-	Co., Ltd. with trading moratorium	—	162
-	Tradable shares without trading moratorium	9,808	8,481

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)		4,659	4,659

-		14,467	14,467

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company’s share capital is as follows:

Number of shares in issue
At 1 January 2017	14,467
Issue of shares	—

At 31 December 2017	14,467

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

42	RESERVES

	Share premium	Capital reserve (note (a))	Hedging reserve	Statutory reserve (note (b))	Other reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2016	22,327	(778)	(51)	184	(2,579)	5,168	24,271
Unrealized gains on cash flow hedges (note 39)	—	—	107	—	—	—	107
Fair value movements in available-for-sale investments	—	—	—	—	36	—	36
Fair value changes of available-for-sale investments held by an associate	—	—	—	—	(1)	—	(1)
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(403)	—	(403)
Transfer from retained profits	—	—	—	144	—	(144)	—
Issue of shares	7,213	—	—	—	—	—	7,213
Profit for the year	—	—	—	—	—	4,498	4,498
Interim 2016 dividend (note 48)	—	—	—	—	—	(738)	(738)

At 31 December 2016	29,540	(778)	56	328	(2,947)	8,784	34,983

At 1 January 2017	29,540	(778)	56	328	(2,947)	8,784	34,983
Unrealized gains on cash flow hedges (note 39)	—	—	35	—	—	—	35
Fair value movements in available-for-sale investments	—	—	—	—	110	—	110
Fair value changes of available-for-sale investments held by an associate	—	—	—	—	10	—	10
Actuarial gains on post-retirement benefit obligations	—	—	—	—	122	—	122
Transfer from retained profits	—	—	—	212	—	(212)	—
Issue of shares	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	—	6,342	6,342
Final 2016 dividend	—	—	—	—	—	(709)	(709)

At 31 December 2017	29,540	(778)	91	540	(2,705)	14,205	40,893

Notes:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(b)	Reserve funds

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

43	DISPOSAL OF A SUBSIDIARY

On 29 November 2016, the Company entered into Share Purchase Agreement with Eastern Airlines Industry Investment Company Limited, a wholly-owned subsidiary of CEA Holding, to transfer 100% equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company (“the Transfer”). At of 8 February 2017, the Transfer has been completed.

2017 RMB million
Net assets disposed of:
Intangible assets (note 17)	14
Property, plant and equipment (note 18)	2,019
Prepayments for land use right	305
Other non-current assets	429
Deferred tax assets	4
Flight equipment spare parts	59
Trade receivables	1,097
Prepayments and other receivables	670
Cash and cash equivalents	536
Restricted bank deposits	1
Sales in advance of carriage	(124)
Trade payables	(1,915)
Other payables and accruals	(1,090)
Income tax payable	(26)
Obligations under finance leases	(409)
Borrowings	(262)
Provision for return condition checks for aircraft under operating leases	(511)
Other long-term liabilities	(47)
Post-retirement benefit obligations	(158)
Non-controlling interests	87

Net assets	679
Gain on disposal of a subsidiary	1,754

Satisfied by:
Cash	2,433

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2017 RMB million
Cash consideration	2,433
Cash and bank balances disposed of	(536)

Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	1,897

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2017	2016
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%
China Cargo	—	17.00%

	2017	2016
	RMB million	RMB million
Profit for the year allocated to non-controlling interests:
CEA Jiangsu	216	191
CEA Yunnan	67	75
CEA Wuhan	178	173
China Cargo	3	29

Dividends paid to non-controlling interests of CEA Jiangsu	37	56
Dividends paid to non-controlling interests of CEA Wuhan	22	—

Accumulated balances of non-controlling interests at the reporting dates:
CEA Jiangsu	1,416	1,236
CEA Yunnan	641	574
CEA Wuhan	1,393	1,249
China Cargo	—	(105)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
	RMB million	RMB million	RMB million	RMB million
2017
Revenue	8,257	8,939	4,289	507
Total expenses	7,680	8,244	3,843	462
Profit for the year	577	695	446	45
Total comprehensive income for the year	580	695	461	45

Current assets	1,124	1,230	79	—
Non-current assets	9,313	16,171	7,047	—
Current liabilities	2,260	4,471	1,576	—
Non-current liabilities	4,395	6,282	2,067	—

Net cash flows from operating activities	1,491	1,230	846	—
Net cash flows used in investing activities	(588)	(274)	(156)	—
Net cash flows used in financing activities	(894)	(948)	(682)	—
Effect of foreign exchange rate changes, net	—	—	—	—

Net increase in cash and cash equivalents	9	8	8	—

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (cont’d)

	CEA Jiangsu	CEA Yunnan	CEA Wuhan	China Cargo
	RMB million	RMB million	RMB million	RMB million
2016
Revenue	7,298	9,054	3,706	3,770
Total expenses	6,787	8,280	3,273	3,598
Profit for the year	511	774	433	172
Total comprehensive income for the year	503	774	438	157

Current assets	1,260	990	79	1,595
Non-current assets	8,163	16,153	6,108	1,525
Current liabilities	1,971	3,056	1,216	2,834
Non-current liabilities	4,149	8,134	1,849	889

Net cash flows from/( used in ) operating activities	1,937	3,178	(196)	279
Net cash flows (used in)/from investing activities	(675)	(1,098)	428	11
Net cash flows used in financing activities	(1,301)	(2,096)	(241)	(11)
Effect of foreign exchange rate changes, net	—	—	—	(1)

Net (decrease)/increase in cash and cash equivalents	(39)	(16)	(9)	278

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

45	NOTES TO THE STATEMENT OF CONSOLIDATED CASH FLOWS

(a)	Cash generated from operations

	2017	2016	2015
	RMB million	RMB million	RMB million
Profit before income tax	8,610	6,497	5,667
Adjustments for:
Depreciation of property, plant and equipment and amortization of other non-current assets	13,769	12,345	10,710
Amortization of intangible assets	143	129	85
Depreciation of investment properties	12	11	4
Amortization of prepayments for land use right	45	63	60
Gains on disposal of property, plant and equipment	(13)	(74)	(377)
Gain on disposal of prepayments for land use right	(5)	(3)	(1)
Gain on disposal of investment in a subsidiary	(1,754)	—	(41)
Gain on disposal of investment in an associate	(12)	(12)	—
Gain on disposal of available-for-sale investments	(4)	(95)	(33)
Dividend income from available-for-sale investments	(33)	(28)	(13)
Share of results of associates	(202)	(148)	(126)
Share of results of joint ventures	(49)	(39)	(26)
Net foreign exchange losses	(2,378)	3,246	5,480
Gain on fair value changes of derivative financial instruments	311	(2)	(6)
Impairment charges	491	29	228
Interest income	(111)	(96)	(66)
Interest expense	3,184	2,641	2,075

Operating profit before working capital changes	22,004	24,464	23,620

Changes in working capital
Flight equipment spare parts	(109)	(202)	117
Trade and notes receivables	(500)	208	985
Prepayments and other receivables	(753)	(839)	(2,011)
Restricted bank deposits and short-term bank deposits	(8)	(8)	—
Sales in advance of carriage	(569)	1,836	777
Trade and bills payables	1,725	(336)	1,629
Other payables and accruals	340	1,424	(234)
Staff housing allowances	62	(57)	105
Other long-term liabilities	(728)	(883)	1,164
Post-retirement benefit obligations	(217)	321	(282)
Provision for return condition checks for aircraft under operating leases	(139)	167	(381)
Operating lease deposits	—	59	46

Cash generated from operations	21,108	26,154	25,535

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

45	NOTES TO THE STATEMENT OF CONSOLIDATED CASH FLOWS (cont’d)

(b)	Major non-cash transactions

	2017	2016	2015
	RMB million	RMB million	RMB million
Finance lease obligations incurred for acquisition of aircraft	6,865	8,838	21,887

(c)	Changes in liabilities arising from financing activities

	Bank and other loans	Obligations under finance leases
	RMB million	RMB million
At 1 January 2017	56,732	61,041
Changes from financing cash flow	7,450	(10,587)
Reclassified as part of the disposal group	(262)	(409)
Foreign exchange movement	(119)	(2,362)
New finance leases	—	19,185

At 31 December 2017	63,801	66,868

46	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2017	2016
	RMB million	RMB million
Contracted for:
– Aircraft, engines and flight equipment (note)	87,030	123,019
– Other property, plant and equipment	7,572	9,550
– Investments	208	140

	94,810	132,709

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

	2017	2016
	RMB million	RMB million
Within one year	28,322	28,384
In the second year	27,516	32,306
In the third year	19,273	28,983
In the fourth year	7,829	18,334
Over four years	4,090	15,012

	87,030	123,019

The above capital commitments represent the future outflow of cash or other resources.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

46	COMMITMENTS (cont’d)

(b)	Operating lease commitments

As at the reporting date, the Group had commitments to pay future minimum lease rentals under operating leases as follows:

	2017	2016
	RMB million	RMB million
Aircraft, engines and flight equipment
Within one year	3,048	3,814
In the second year	2,559	3,124
In the third to fifth years, inclusive	7,112	7,616
After the fifth year	7,528	7,605

	20,247	22,159

Land and buildings
Within one year	332	362
In the second year	164	225
In the third to fifth years, inclusive	156	411
After the fifth year	37	732

	689	1,730

	20,936	23,889

47	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 31 December 2017 (2016: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 31 December 2017 (2016: 18.15% and 3.16% ).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

47	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Finance Company	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai P&W	Associate of the Company
Eastern Advertising	Associate of the Company
Collins Aviation	Associate of the Company
CAE Melbourne	Joint venture of the Company
Wheels & Brakes	Joint venture of the Company
Technologies Aerospace	Joint venture of the Company
China Kaiya	Joint venture of the Company
Shanghai Hute	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) (note)	Controlled by the same parent company
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its	A director and vice president of the
subsidiaries (“CASC”)	Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK

Note:

Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment at of 8 February 2017 and ceased to be a subsidiary of the Company.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions

			Income or receipts/
			(expense or payments)
		Pricing policy	2017	2016
Nature of transaction decision	Related party	and process	RMB million	RMB million
Interest income on deposits	Eastern Air Finance Company	(iv)	29	23
Interest expense on loans	Eastern Air Finance Company	(iv)	(2)	(10)
	CEA Holding	(iv)	(1)	(1)
Handling charges for purchase of aircraft, flight, equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(145)	(105)
Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	(152)	(176)
	Technologies Aerospace	(ii)	(276)	(252)
	Shanghai P&W	(ii)	(2,538)	(2,049)
	Shanghai Hute	(ii)	(60)	(84)
Supply of cabin cleaning services	Eastern Advertising	(ii)	(22)	(21)
Advertising expense*	Eastern Advertising	(ii)	(23)	(36)
Media royalty fee	Eastern Advertising	(iii)	15	17
Supply of logistics services	Eastern Import & Export	(ii)	(87)	(72)
Supply of system services	China Kaiya	(ii)	(44)	(79)
Supply of food and beverages*	Eastern Air Catering	(i)	(1,254)	(1,054)
	CEA Development	(i)	(72)	(51)
	Eastern Import & Export	(i)	(58)	(50)
Cargo handling income	Eastern Import & Export	(iii)	—	15
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(68)	(86)
Equipment maintenance fee	Collins Aviation	(ii)	(62)	(30)
	CEA Development	(ii)	(53)	(11)
Property management and green maintenance expenses*	CEA Development	(ii)	(75)	(59)
Supply of hotel accommodation service	CEA Development	(ii)	(104)	(91)
Land and building rental*	CEA Holding	(ii)	(54)	(54)
Cargo terminal business support services*	Eastern Logistics	(ii)&(vi)	(281)	—
Bellyhold space management*	Eastern Logistics	(ii)&(vi)	(117)	—
Transfer of the pilots	Eastern Logistics	(ii)&(vi)	(7)	—
Freight logistics support services*	Eastern Logistics	(ii)&(vi)	100	—
Bellyhold container management	Eastern Logistics	(ii)&(vi)	(9)	—
Payments on finance leases*	CES Lease Company	(ii)	(1,997)	(2,721)
Payments on operating leases*	CES Lease Company	(ii)	(25)	—
Disposal of a subsidiary	Eastern Airlines Industry Investment	(v)	1,754	—
Civil aviation information network services**	TravelSky	(ii)	(551)	(590)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

47	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Related party transactions (cont’d)

			Income or receipts/
			(expense or payments)
		Pricing policy	2017	2016
Nature of transaction decision	Related party	and process	RMB million	RMB million
Flight training fee	CAE Melbourne	(ii)	(138)	(68)
Flight equipment spare parts maintenance**	CASC	(ii)	(98)	—
Payments on aviation transportation cooperation and support services**	AFK	(ii)	(399)	—
Aviation transportation cooperation and support services**	AFK	(ii)	622	—

(i)	The Group’s pricing policies on products purchased from related parties are mutually agreed between the contract parties.
(ii)	The Group’s pricing policies on services provided by related parties are mutually agreed between the contract parties.
(iii)	The Group’s pricing policies on services provided to related parties are mutually agreed between the contract parties.
(iv)	The Group’s pricing policies on related party interest rates are mutually agreed between the contract parties by reference to the benchmark interest rates.
(v)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.
(vi)	The Group’s related party transactions with Eastern logistics only includes the transactions made after the disposal (note 43).
*	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).
**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended December 31, 2017 and 2016, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c)	Balances with related parties

(i)	Amounts due from related parties

	2017	2016
	RMB million	RMB million
Trade receivables
Eastern Logistics	194	—
Eastern Air Catering	1	—

	195	—

	2017	2016
	RMB million	RMB million
Prepayments and other receivables
Eastern Import & Export	379	536
Technologies Aerospace	10	16
Eastern Air Catering	135	57
Eastern Advertising	29	—
CEA development	2	2
CEA Holding	9	—
TravelSky	5	—
Others	—	5

	569	616

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

47	RELATED PARTY TRANSACTIONS (cont’d)

(c)	Balances with related parties (cont’d)

(ii)	Amounts due to related parties

	2017	2016
	RMB million	RMB million
Trade and bills payables
Eastern Import & Export	51	85
Eastern Air Catering	31	37
Technologies Aerospace	105	45
CEA development	25	19
Collins Aviation	1	2
CEA Holding	4	3
CASC	9	18
Shanghai Hute	14	19
Others	1	4

	241	232

Other payables and accruals
Eastern Import & Export	2	240
Shanghai P&W	578	324
Eastern Air Catering	10	166
CEA Holding	302	303
Shanghai Hute	11	20
Technologies Aerospace	1	29
Wheels & Brakes	16	26
CEA Development	50	72
TravelSky	551	963
Eastern Advertising	2	18
CAE Melbourne	316	368
Eastern Investment	269	—
Others	3	5

	2,111	2,534

	2017	2016
	RMB million	RMB million
Obligations under finance leases
CES Lease Company	11,934	5,521

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate
	2017	2016	2017	2016
			RMB million	RMB million
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	4,053	1,296
Long-term borrowings (included in borrowings)
CEA Holding	3.48%	3.48%	28	28

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions except for per share data)

47	RELATED PARTY TRANSACTIONS (cont’d)

(d)	Guarantees by the holding company

As at December 31, 2017, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2016: RMB7.8 billion) (note 34(b)).

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprising of salaries and other short-term employee benefits was analyzed as follows:

	2017	2016
	RMB million	RMB million
Directors and supervisors	3	2
Senior management	6	4

	9	6

48	DIVIDENDS

	2017	2016	2015
	RMB million	RMB million	RMB million
Interim –Nil (2016: RMB5.1 cents) per ordinary share	—	738	—
Proposed final –RMB5.1 cents (2016: RMB4.9 cents) per ordinary share	740	709	—

	740	1,447	—

The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

49	EVENTS AFTER THE REPORTING PERIOD

On 29 March 2018, the Board considered and approved the 2017 annual profit distribution proposal. It was recommended by the Board that the 2017 annual distribution be approximately RMB740.3 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.051 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.

On 2 February 2018, the application for the listing of bonds denominated in Japanese Yen of the Company was approved by Tokyo Stock Exchange. On 19 March 2018, the Company issued three series of JPY-denominated credit enhanced bonds with total principal of JPY50.0 billion and maturities through 2021. The first series of JPY-denominated credit enhanced bonds bears interest at the rate of 0.33% per annum and the other two series bear interest at the rate of 0.64% per annum.