Form 20-F
period 2018-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2019-04-26
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District, Shanghai

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

As of December 31, 2018, 9,808,485,682 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 4,659,100,000 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ..    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyzes made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

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

•

any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen, Singapore dollar, Korea Won or Euro, the currencies in which the majority of our borrowings are denominated;

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

Our consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report on Form 20-F have been prepared in accordance with IFRSs.

We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report. Ernst & Young Hua Ming LLP, our current independent registered public accounting firm in the PRC, has issued an unqualified auditor’s report on our consolidated statement of financial position as of December 31, 2018 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2018. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2017 and the selected financial data from the consolidated financial position as of December 31, 2017 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young Hua Ming LLP. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2014, 2015 and 2016 and the selected financial data from the consolidated financial position as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 and selected consolidated statements of financial position data as of December 31, 2014, 2015, 2016, 2017 and 2018 that were prepared under IFRSs. The selected financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB
	(in RMB millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	90,185	93,969	98,904	102,475	115,278
Other operating income and gains	3,685	5,269	5,469	7,481	6,592
Operating expenses(1)	(87,812)	(86,613)	(91,887)	(100,525)	(112,561)
Operating profit	6,058	12,625	12,486	9,431	9,309
Finance income / (costs), net	(2,072)	(7,110)	(6,176)	(1,072)	(5,657)
Profit before income tax	4,113	5,667	6,497	8,610	3,856
Profit for the year attributable to the equity holders of the Company	3,410	4,537	4,498	6,342	2,698
Basic and fully diluted earnings per share (2)	0.27	0.35	0.33	0.44	0.19
Basic and fully diluted earnings per ADS	13.45	17.5	16.5	22.0	9.5

Notes:

(1)

including gain on fair value changes of derivative financial instruments of RMB11 million, RMB6 million, RMB2 million and RMB311 million for the years ended December 31, 2014, 2015, 2016 and 2018, respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue.

	As of December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB
		(in RMB millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,355	9,080	1,695	4,605	646
Net current liabilities	(42,887)	(51,309)	(52,194)	(62,035)	(57,132)
Non-current assets	147,586	174,914	196,436	211,434	223,085
Long term borrowings, including current portion	(41,210)	(43,675)	(29,749)	(28,842)	(32,506)
Obligations under finance leases, including current portion	(38,695)	(52,399)	(61,041)	(66,868)	(77,427)
Total share capital and reserves attributable to the equity holders of the Company	29,974	37,411	49,450	55,360	58,008
Non-current liabilities	(72,928)	(83,674)	(91,876)	(90,621)	(104,352)
Total assets less current liabilities	104,699	123,605	144,242	149,399	165,953
Total assets	165,829	197,992	212,324	229,727	239,017
Net assets	31,771	39,931	52,366	58,778	61,601

Selected Operating Data

The following table sets forth certain of our operating data for the five years ended December 31, 2018, which is not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

		Year Ended December 31,
	2014	2015	2016	2016	2017	2017	2018
			(non-comparable basis) (1)	(comparable basis)(2)	(non-comparable basis) (3)	(comparable basis) (4)
Selected Airline Operating Data:
Capacity:
ATK (millions)	22,538.5	25,203.0	28,002.3	25,097.6	27,396.9	27,136.6	29,936.5
ASK (millions)	160,585.1	181,792.9	206,249.3	—	225,996.3	—	244,841.0
AFTK (millions)	8,085.8	8,841.7	9,439.9	6,535.2	7,057.3	6,797.0	7,900.8
Traffic:
Revenue passenger-kilometers (millions)	127,749.9	146,342.43	167,529.2	—	183,182.0	—	201,486.0
Revenue tonne-kilometers (millions)	16,122.4	17,820.4	19,712.9	17,333.1	18,856.1	18,651.3	20,358.4
Revenue freight tonne-kilometers (millions)	4,802.4	4,865.1	4,875.2	2,495.4	2,663.0	2,458.2	2,588.3
Hours flown (thousands)	1,625.1	1,804.4	1,956.5	1,918.8	2,072.7	2,069.3	2,206.0
Number of passengers carried (thousands)	83,811.5	93,780.0	101,741.6	—	110,811.4	—	121,199.7
Weight of cargo carried (millions of kilograms)	1,363.3	1,399.4	1,395.0	929.3	933.3	894.3	915.1
Load Factor:
Overall load factor (%)	71.5	70.7	70.4	69.1	68.8	68.7	68.0
Passenger load factor (%)	79.6	80.5	81.2	—	81.1	—	82.3
Yield and Cost Statistics (including fuel surcharge) (RMB):
Passenger yield (passenger revenue/ passenger- kilometers)	0.61	0.56	0.52	—	0.52	—	0.54
Cargo and mail yield (cargo and mail revenue/cargo and mail tonne-kilometers)	1.55	1.33	1.25	1.25	1.36	1.36	1.40
Average yield (passenger and cargo revenue/ tonne- kilometers)	5.28	4.94	4.71	5.18	5.25	5.30	5.53
Unit cost (operating expenses/ATK)	3.90	3.44	3.28	3.66	3.67	4.15	3.76

Notes:

(1)

On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), in relation to the transfer of 100% equity interests in Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”) held by us to Eastern Airlines Industry Investment. China Cargo Airlines Co., Ltd (“China Cargo Airlines”), a non-wholly owned subsidiary of Eastern Logistics, operated nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. Under non-comparable basis, our operating data in 2016 included our whole cargo freight data during the period from February to December 2016.

(2)	Under comparable basis, our operating data in 2016 did not include our whole cargo freight data during the period from February to December 2016.
(3)	Under non-comparable basis, the operating data in 2017 included our whole cargo freight data in January 2017.
(4)	Under comparable basis, the operating data in 2017 did not include our whole cargo freight data in January 2017.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to our Business

We may suffer losses in the event of an accident or incident involving our aircraft or the aircraft of any other airline.

As an airline company operating a large fleet, an accident or incident involving one of our aircraft could result in delays and require repair or replacement of a damaged aircraft, which could result in consequential temporary or permanent losses from disruption of service and/or significant liability to injured passengers and others. Unforeseeable or unpredictable events such as inclement weather, mechanical failures, human error, aircraft defects and other force majeure events may affect flight safety, which could result in accidents and/or incidents of passenger injuries or deaths that could lead to significant injury and loss claims. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amount of such coverage may not be adequate to cover the costs related to an accident or incident in full, which could damage our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could cause a public perception that we are not as safe or reliable as other airlines, which could harm our competitive position and result in a decrease in our operating revenues. Moreover, a major accident or incident involving an aircraft of our competitors may cause the demand for air travel in general to decrease. In particular, certain of our competitors in the Asia Pacific region experienced major aircraft accidents and incidents in 2014, some of which involved destinations and routes that we cover. Also, there were accidents and incidents involving other airline companies and aircraft manufacturers in recent years. These accidents and incidents were highly publicized in the media and may have affected public perception of certain air travel routes, airline companies and aircraft manufacturers. The occurrence of any of the foregoing could adversely affect our results of operations and financial condition.

Our indebtedness and other financial obligations may have a material adverse effect on our liquidity and operations.

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. As of December 31, 2018, our total liabilities were approximately RMB177,416 million and our current liabilities exceeded our current assets by approximately RMB57,132 million. Our total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as of December 31, 2017 and 2018 were approximately RMB130,669 million and RMB132,579 million, respectively, of which short-term liabilities accounted for approximately 37.0 % and 29.1%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2018, we had total unutilized credit facilities of approximately RMB56.2 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft .

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

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations. In 2018, our total aircraft fuel cost was approximately RMB33,680 million, representing an increase of approximately 34.0 % from approximately RMB25,131 million in 2017, which was mainly due to an increase in average price of oil as the increased oil production volume of Organization of Petroleum Exporting Countries (“OPEC”) and other oil suppliers was lower than that the market expected and the political upheaval in the Middle East and Venezuela increased the uncertainty of oil production, and to a lesser extent, an increase in our volume of refueling from 2017 to 2018. In 2018, our total aircraft fuel cost accounted for approximately 29.9% of our total operating expenses, as compared to approximately 25.0% in 2017.

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

Since 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. We may, from time to time, seek approval from the PRC government to enter into overseas fuel hedging contracts. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with such fuel hedging arrangements. In addition, where we may, from time to time, seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, such fuel hedging transactions will provide any particular level of protection against increased fuel costs. In 2018, we did not engage in any aviation fuel hedging activities.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2018, our total interest-bearing liabilities denominated in foreign currencies amounted to approximately RMB40,082 million, of which U.S. dollar liabilities accounted for approximately 71.1%. Therefore, a significant fluctuation in the U.S. dollar exchange rates will subject us to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As of December 31, 2018, the outstanding foreign currency hedging contracts held by us amounted to a notional amount of US$655 million, which will expire in 2019, compared with US$829 million as of December 31, 2017.

We recorded net foreign exchange losses of approximately RMB2,040 million in 2018, whereas we recorded net foreign exchange gains of approximately RMB2,001 million for 2017. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In 2017 and the first quarter of 2018, we expanded our financing channels by issuing guaranteed bonds and credit enhanced bonds denominated in SGD and JPY, and proactively optimized the mix of currency denomination of our debts. As of December 31, 2018, our proportion of U.S. dollar-denominated debts out of our total liabilities decreased to approximately 21.5% from 28.2% as of December 31, 2017. Our foreign exchange fluctuation risks are also subject to other factors beyond our control.

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term bank borrowings, finance leases payables, bonds payable and super short-term debentures) as of December 31, 2017 and 2018 were approximately RMB130,669 million and RMB132,579 million, respectively, of which short-term liabilities accounted for approximately 37.0% and 29.1%, respectively, and long-term liabilities accounted for approximately 63.0% and 70.9%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were primarily denominated in RMB and USD. As of December 31, 2017 and December 31, 2018, our liabilities denominated in RMB accounted for approximately 64.2% and 69.8% of our total liabilities, respectively, and liabilities denominated in USD accounted for approximately 28.2% and 21.5% of our total liabilities, respectively. Fluctuations in interest rates of interest-bearing liabilities denominated in these two currencies have and will continue to have significant impact on our finance costs. As of December 31, 2018, the average interest rates of our RMB-denominated liabilities, USD-denominated liabilities, EUR-denominated liabilities, SGD-denominated liabilities, KRW-denominated liabilities and JPY-denominated liabilities was approximately 4.1%, 3.4%, 0.2%, 2.8%, 2.3% and 0.6%, respectively. In the first quarter of 2018, we also issued credit enhanced bonds denominated in JPY with total principal of JPY50.0 billion due in 2021, bearing fixed interest at the rate of 0.33% per annum and 0.64% per annum for different tranches. To cope with the risk of interest rate fluctuation, we strategically changed our debt portfolio by replacing our USD-denominated liabilities with floating interest rates with USD-denominated liabilities with fixed interest rates. As of December 31, 2018, our USD-denominated liabilities with fixed interest rate was approximately USD367 million and accounted for approximately 11.1% of our total long-term USD-denominated liabilities, increasing from approximately 7.6% as of December 31, 2017. As of December 31, 2018, our outstanding foreign currency interest rate swap contracts amounted to a notional amount of USD1,102 million, as compared to USD1,420 million as of December 31, 2017. These contracts will expire between 2019 and 2025. We will continue to optimize our liability structure to lower relevant risks by taking consideration of various factors including the market environment, interest rates and strategic plan. However, we cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

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

Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2018, CEA Holding holds directly or indirectly 56.38% of our Company’s equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of the board of directors of the Company (“Board of Directors” or the “Board”) and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2018. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. In 2018, the global economy generally continued to recover, yet with the emergence of the influence of trade protectionism and unilateralism, the growth of the global economy has slowed down. In China, the economy remained in a reasonable range as a whole, whilst facing the pressure of downturn. The global airline industry has continued to grow with a deceleration in growth rate. China’s civil aviation industry continued to maintain a more rapid above double-digit growth rate, while at the same time also facing challenges such as rise in fuel average prices, fluctuations in RMB-USD exchange rate, intensifying market competition and constraints in core time period resources. However, we cannot assure you that such recovery and growth will continue in the future. The global economy is facing uncertainties, such as the rise of trade protectionism and the occasional occurrence of geopolitical risks. If the macroeconomic climate worsens or trading dispute and conflicts are created, our operations and financial condition may be adversely affected.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500 km to 800 km. The high-speed railway routes in Yunnan Province gradually commenced operations in 2018, and has affected our routes in Yunnan Province. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2018, approximately 32.20% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

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

In 2018, fuel prices recovered from the previous decline which was mainly due to an increase in average price of oil as the increased oil production volume of OPEC and other oil suppliers was lower than that the market expected and the political upheaval in the Middle East and Venezuela increased the uncertainty of oil production. Setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, our jet fuel costs would have increased or decreased by approximately RMB1,684 million in 2018. In addition, the NDRC adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. In 2018, we have not conducted aviation fuel hedging activities. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

We have significant expenditures in respect of environmental compliance, which may affect our operations and financial condition. For example, 30 of our B737NG and 21 of our A320 series aircraft completed modification with a winglet or sharklet, an additional lifting surface to reduce fuel consumption and noises, in 2018. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. In addition, we continue to improve the energy efficiency of our fleet by introducing aircraft with energy-saving technologies, such as A320neo and by retiring old aircraft. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations.

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

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the PBOC widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. On August 11, 2015, the PBOC executed a 2% devaluation in the Renminbi. Within the following two days, the Renminbi depreciated 3.5% against the U.S. dollar. The Renminbi depreciated 6.7% against the U.S. dollar from January 4, 2016 to December 30, 2016. The Renminbi appreciated 6.3% against the U.S. dollar for the year ended December 31, 2017. The Renminbi depreciated 2.0% against the U.S. dollar for the year ended December 31, 2018. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The national consumer price index, which is an indicator of the inflation, was 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. The national consumer price index was 1.7%, 1.5% and 2.3% in January, February and March 2019, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

Any withdrawal of, or changes to, tax incentives in the PRC may adversely affect our results of operations and financial condition.

Prior to January 1, 2008, except for a number of preferential tax treatment schemes available to various enterprises, industries and locations, business enterprises in China were subject to an enterprise income tax rate of 33% under the relevant PRC Enterprise Income Tax Law. On March 16, 2007, China passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008 and amended on February 24, 2017 and December 29, 2018. The EIT Law imposes a uniform income tax rate of 25% for domestic enterprises and foreign invested enterprises. Business enterprises enjoying preferential tax treatment that was extended for a fixed term prior to January 1, 2008 will still be entitled to such treatment until such fixed term expires. Certain of our subsidiaries are entitled to preferential tax treatment, allowing us to enjoy a lower effective tax rate that would not otherwise be available to us. To the extent that there are any increases in the applicable effective tax rate, withdrawals of, or changes in, our preferential tax treatment or tax exemptions, our tax liability may increase correspondingly.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, our auditor relied on its China affiliate to perform audits on our consolidated financial statements, and the PCAOB is currently unable to conduct inspections of the work done by our auditor as it relates to our operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. This lack of PCAOB inspection of audit work performed in China prevents the PCAOB from regularly evaluating the audit work performed by any auditor in China including our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflected a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Item 4. Information on the Company

A. History and Development of the Company

Our registered office is located at 66 Airport Street, Pudong International Airport, Shanghai, China, 201202. Our principal executive office and mailing address is 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, China. The telephone number of our principal executive office is (86-21) 6268-6268 and the fax number for the Board Secretariat’s office is (86-21) 6268-6116. We currently do not have an agent for service of process in the United States.

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

The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2018:

In February 1997, we completed our initial public offering of 1,566,950,000 ordinary H Shares, par value RMB1.00 per share, and listed our ordinary H Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), and American Depositary Shares, or ADSs, representing our H Shares, on the New York Stock Exchange. In October 1997, we completed a public offering of 300,000,000 new ordinary domestic shares in the form of A Shares to public shareholders in China and listed such new shares on the Shanghai Stock Exchange. H Shares are our ordinary shares listed on the Hong Kong Stock Exchange, and A Shares are our ordinary shares listed on the Shanghai Stock Exchange. Our H Shares and A Shares are identical in respect of all rights and preferences, except that the listed A Shares may only be held by Chinese domestic investors and certain qualified foreign institutional investors. For information regarding our share capital structure, see “Item 10.B Memorandum and Articles of Association – Description of the Shares.” In addition, dividends on the A Shares are payable in Renminbi.

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

On November 16, 2017, EAO issued corporate SGD-denominated guaranteed bonds in an amount of SGD500,000,000 at 2.8% due 2020, which was listed on the Hong Kong Stock Exchange on November 17, 2017. The Company guaranteed the bond issue. See Note 39 to the consolidated financial statements for more information.

On March 1, 2018, we entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to us, and we will reimburse the operation cost of the bellyhold space business to China Cargo Airlines.

On March 9, 2018, the Company issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 39 to the consolidated financial statements for the issuance of JPY bonds.

On July 10, 2018, the resolution in relation to our proposed non-public issuance of no more than 1,616,438,355 A shares and no more than 517,677,777 shares were approved by the Board of Directors. On August 30, 2018, the relevant resolution has been approved at our 2018 third extraordinary general meeting, 2018 first A shareholders class meeting and 2018 first H shareholders class meeting. We proposed to issue non-public A shares to Juneyao Airlines Co., Ltd.(“Juneyao Airlines”), Shanghai Juneyao (Group) Co., Ltd. and/or its designated controlled subsidiaries and structural reform fund. Meanwhile, we proposed to issue non-public H shares to Shanghai Juneyao Airlines Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines. The proposed non-public issuance of A shares and H shares has been approved by the State-owned Assets Supervision and Administration Commission (the “SASAC”) and CAAC but is subject to the approval of CSRC.

The material development of our indebtedness is set out in Note 39 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We maintain our own website at http://www.ceair.com.

B. Business Overview

We were one of the three largest air carriers in China in terms of several indicators including number of passengers carried, ATK and ASK in 2018 and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively. With Shanghai as our core hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of a flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets. With the commencement of operation of Beijing Daxing International Airport in 2019, we expect that Beijing Daxing International Airport will also be one of our important hubs.

Our domestic routes contributed approximately 65.8% of our total passenger revenues in 2018. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. Our flight routes include all provincial capital cities in China and specifically designated cities. In 2018, we opened new routes including routes to Stockholm, London Gatwick and Dubai from Shanghai and to St. Petersburg and Madrid from Xi’an. As of December 31, 2018, we served a route network that covers 1,150 domestic and foreign destinations in 175 countries through SkyTeam, an international airlines alliance.

Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 10.0% from approximately 183,182 million in 2017 to approximately 201,486 million in 2018. We transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment in February 2017. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) decreased by 2.8% from approximately 2,663 million in 2017 to approximately 2,588 million in 2018 under the basis that our operating data in 2017 included our whole cargo freight data in January 2017 (“under non-comparable basis”). Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTK) increased by 5.3% from approximately 2,458 million in 2017 to approximately 2,588 million in 2018 under the basis that our operating data in 2017 did not include our whole cargo freight data in January 2017 (“under comparable basis”). As a result, our traffic volume (as measured in RTKs) increased by 8.0% from approximately 18,856 million in 2017 to approximately 20,358 million in 2018 under the non-comparable basis and increased by 9.2% from approximately 18,651 million in 2017 to approximately 20,358 million in 2018 under the comparable basis.

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

In 2018, we were awarded the “China Securities Golden Bauhinia Award” for the seventh consecutive year by Hong Kong Takungpao and Wenhui media group, Beijing Listed Company Association, the Hong Kong Chinese Enterprises Association, the Hong Kong Chinese Financial Association, the Hong Kong Chinese Securities Association, other industry organizations and professional institutions, awarded as one of the “World’s 500 Most Valuable Brands” by Brand Finance, an international brand appraisal organization, for the third consecutive year and awarded as the “Best China Airline” in the “TTG China Travel Awards” organized by Travel Trade Guide China (TTG China) for the fourth consecutive year. In addition, we were recognized as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group in 2018. We were also recognized as “The Best Airline” by Travelport, and as “The Most Favored Domestic Business First-class” by Chinese high net worth individuals conducted by the Hurun Research Institute in 2018.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
	(in RMB millions)
Traffic revenues
Passenger	83,577	91,564	104,309
Cargo and mail	5,977	3,623	3,627
Total traffic revenues	89,554	95,187	107,936

Passenger Operations

The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
Passenger Traffic (in RPKs) (millions)	167,529	183,182	201,486
Domestic	106,361	117,033	128,906
Regional (Hong Kong, Macau and Taiwan)	4,347	4,758	5,289
International	56,821	61,391	67,290
Passenger Capacity (in ASKs) (millions)	206,249	225,996	244,841
Domestic	129,460	141,067	154,059
Regional (Hong Kong, Macau and Taiwan)	5,612	5,948	6,374
International	71,177	78,981	84,408
Passenger Yield (RMB)	0.52	0.52	0.54
Domestic	0.53	0.54	0.56
Regional (Hong Kong, Macau and Taiwan)	0.71	0.72	0.73
International	0.47	0.47	0.49
Passenger Load Factor (%)	81.23	81.06	82.29
Domestic	82.16	82.96	83.67
Regional (Hong Kong, Macau and Taiwan)	77.45	79.99	82.99
International	79.83	77.73	79.72

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

According to the “Approval of the feasibility study report of the construction of new airport in Beijing” by the NDRC and the “Notice regarding the matters of the construction of airline base project at the new airport in Beijing” by CAAC, the new airport in Beijing is located along the north bank of Yongding River, and between Yu Fa Town and Li Xian Town, Daxing District, Beijing and Guangyang District, Lang Fang, Hebei. Being the major base airline of the new airport in Beijing, we will undertake base construction according to the target of bearing 40% of the traffic flow of the new airport in Beijing. In February 2017, we have gained the approval from the NDRC in regards of the base project at the new airport in Beijing. After the commencement of operation of the new airport in Beijing in 2019, we will grasp the developmental opportunities derived from the coordinated development of Beijing, Tianjin and Hebei, especially the construction of Xiong’an New District by the State, to actively strive for routes and time slot resources. Leveraging on the SkyTeam Airline Alliance platform, we will construct international coverage of our route networks to provide convenient, highly efficient and quality outbound traveling services for travelers.

In 2017, we focused on the operation and development of the passenger transportation business. We continued to optimize e-commerce platform functions. For e-commerce, we expedited the construction of our in-flight internet connection platform. The scale of the aircraft fleet with Wi-Fi installed ranked at the top nationwide and we took the lead in allowing the use of portable electronic devices on flight in the PRC. As at the end of 2017, internet access has become available in all our 74 wide-body aircraft with the coverage of major business routes in Europe, the U.S., Australia and China. “Internet Access In the Air” enhanced customers’ in-flight experience. We also upgraded and improved our 11 overseas websites, and a total of 12 updates were made to our mobile application. Furthermore, we introduced new service products such as pre-flight ordering of in-flight meals via mobile application, with an aim to optimize service experiences of customers. We strengthened the shopping mall points operations by introducing diversified point redemption products such as oversized baggage redemption and continued to increase the revenue from the sales of non-aviation points, where the revenue from the sales of non-aviation points increased by 149% compared to 2016.

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

In 2017, we further strengthened our Shanghai core hub and Xi’an and Kunming regional hubs. The aggregated number of transits connecting “origin to destination” of the three hubs reached 6,489, an increase of 6.8% as compared to 2016. In respect of the number of transits connecting “origin to destination”, Pudong reached 4,225, an increase of 3.5% as compared to 2016, Kunming reached 1,608, an increase of 16.2% as compared to 2016, and Xi’an reached 656, an increase of 7.9% as compared to 2016. The three hubs transported approximately 4.98 million passengers, an increase of approximately 10.5% as compared to 2016. Among them, our Shanghai hub transported approximately 3.02 million passengers, an increase of approximately 1.2% as compared to 2016, comprising 24.3% of transit flights; our Kunming hub transported approximately 1.45 million passengers, an increase of approximately 22.7% as compared with 2016, comprising 17.7% of transit flights; and Xi’an hub transported approximately 0.51 million passengers, an increase of approximately 50.3% as compared to 2016, comprising of 8.6% transit flights.

In 2018, our fleet size, number of flights and number of users with “in-flight internet connection” ranked the first in China. We actively sought to establish an in-flight internet joint venture with telecom operators to reinforce and enhance our first-mover advantage in the in-flight internet connection business. We continuously optimized the customers’ experience on our official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. We have vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage check-in, VIP lounges and online seat selection. We strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function.

In 2018, we introduced a total of 67 aircraft of major models and a total of 14 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, and the retirement of B767 aircraft, our fleet age has been made younger. As of December 31, 2018, we operated a fleet of 692 aircraft, which included 680 passenger aircraft and 12 business aircraft held under trust. We continuously intensified our cooperation with strategic partners to enrich the contents for cooperation and enhance the quality of cooperation. Delta Air Lines and we continued to intensify bilateral cooperation in four aspects, namely, revenue from cooperation (including mutual sales revenue and revenue from SPA (special allocation agreements)), experience of travelers, communication between personnel and cooperation for expansion and development. We entered into a new cooperation agreement with Air France-KLM, pursuant to which, additional routes such as Kunming-Paris and Wuhan-Paris were operated jointly commencing from January 1, 2019. We worked with Delta Air Lines and Air France-KLM to carry out the plan for network optimization connection, as well as ground service and procedure standards for Beijing Daxing International Airport. By entering into a comprehensive and upgraded business agreement with Qantas Airways Limited, we intensified the business partnership of both parties based on the original joint partnership. We has signed a joint cooperation agreement with Japan Airlines Co., Ltd. (“Japan Airlines”), and both parties are performing the relevant anti-monopoly legal procedures of China and Japan.

In 2018, our market share (in terms of passenger throughput) in hubs such as Shanghai, Beijing and Kunming increased by 0.6, 0.4 and 0.8 percentage point, respectively, while our market share in Xi’an remained the same year-on-year. Through the optimization of transit connection, the effect of hub network has gradually appeared. In respect of the number of transits connecting “origin to destination”, Pudong reached 4,614, representing an increase of 9.2% as compared to 2017; Kunming reached 1,793, representing an increase of 11.5% as compared to 2017; Xi’an reached 739, representing an increase of 12.7% as compared to 2017; and Beijing reached 751, representing an increase of 1.0% as compared to 2017.

In 2018, we put in available seat – kilometers (ASK) of approximately 244,841 million passenger-kilometers, representing an increase of approximately 8.3% from 2017. Number of passengers carried in 2018 was approximately 121 million, representing an increase of approximately 9.4% from 2017. Passenger load factor in 2018 was approximately 82.3%, representing an increase of approximately 1.2 percentage points from 2017. Passenger revenue in 2018 amounted to approximately RMB104,309 million, representing an increase of approximately 13.9% from 2017.

Cargo and Mail Operations

The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2016, 2017 and 2018:

		Year Ended December 31,
	2016	2016	2017	2017	2018
	(Non-comparable basis)(1)	(Comparable basis) (2)	(Non-comparable basis)(3)	(Comparable basis) (4)
Cargo and Mail Traffic (in RFTKs)	4,875	2,495	2,663	2,458	2,588
(millions)
Domestic	964	927	896	894	886
Regional (Hong Kong, Macau and Taiwan)	126	38	45	37	35
International	3,786	1,530	1,723	1,527	1,667
Cargo and Mail Capacity (in AFTKs)	9,440	6,535	7,057	6,797	7,901
(millions)
Domestic	2,221	2,163	2,278	2,275	2,741
Regional (Hong Kong, Macau and Taiwan)	270	148	188	177	191
International	6,949	4,224	4,592	4,345	4,969
Cargo and Mail Yield (RMB)	1.25	1.25	1.36	1.36	1.40
Domestic	1.07	1.10	1.10	1.10	1.12
Regional (Hong Kong, Macau and Taiwan)	2.98	3.04	3.56	3.62	5.57
International	1.24	1.30	1.44	1.46	1.47
Cargo and Mail Load Factor (%)	51.64	38.20	37.73	36.17	32.76
Domestic	43.39	42.90	39.32	39.30	32.33
Regional (Hong Kong, Macau and Taiwan)	46.51	25.70	23.85	20.92	18.39
International	54.48	36.20	37.52	35.15	33.55

Notes:

(1)

On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by us to Eastern Airlines Industry Investment. China Cargo Airlines, a non-wholly owned subsidiary of Eastern Logistics, operated nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. Under non-comparable basis, our operating data in 2016 included our whole cargo freight data during the period from February to December 2016.

(2)	Under comparable basis, our operating data in 2016 did not include our whole cargo freight data during the period from February to December 2016.
(3)	Under non-comparable basis, the operating data in 2017 included our whole cargo freight data in January 2017.
(4)	Under comparable basis, the operating data in 2017 did not include our whole cargo freight data in January 2017.

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

Our Operations by Geographical Area

Our revenues (net of business tax) by geographical area are analyzed based on the following criteria:

•

Traffic revenue from services within the PRC (excluding Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional ”) ) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

•	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2018:

	2016	2017	2018
	(in RMB millions)
Domestic	63,730	67,923	76,517
Regional (Hong Kong, Macau and Taiwan)	3,516	3,624	4,017
International	31,658	30,928	34,744
Total	98,904	102,475	115,278

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

The CAAC and the Economic Development and Labor Bureau of Hong Kong entered into an agreement in 2007 to further expand the Air Transportation Arrangement. This agreement increases the routes between Hong Kong and mainland China to expand coverage to most major cities in mainland China. The capacity limits for passenger and/or cargo services on most routes will also be gradually lifted. Beginning in 2007, each side designated three airline companies to operate passenger and/or cargo flights and another airline company to operate all-cargo flights on the majority of the routes between Hong Kong and mainland China. Since then, the two sides signed memorandums to further expand the Air Transportation Arrangement several times.

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

On April 13, 2018, the CAAC issued the Notice on the Issuance of Domestic Route Directory with Market-adjusted Prices showing a total of 1,030 domestic routes implementing market adjusted ticket prices.

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

Domestic Fuel Supply and Pricing

The Civil Aviation Oil Supply Company, or the CAOSC, which is supervised by the SASAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The PRC government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues a guidance price. The retail price at which the CAOSC resells fuel to airline customers is set within a specified range based on this guidance price.

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

Environmental Regulation

We are subject to a number of environmental laws and regulations issued by regulatory authorities in China including the Environment Protection Law of the PRC, the Prevention and Control of Noise Pollution Law of the PRC, the Environmental Protection Tax Law of the PRC, Implementing Regulations of Environmental Protection Tax Law of the PRC, Notice on Developing Carbon Reporting and Verification and Emissions Monitoring Plan of 2018, the Notice on Printing and Distributing the List of Quota Management Units of Shanghai Carbon Emission Trading (2018 Edition). We believe that we comply with all applicable noise and environmental regulations in material aspects.

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

On December 28, 2007, the CAAC and the NDRC released the Implementing Scheme for the Civil Aviation Airport Charges Reform Implementation Plan, which was implemented on March 1, 2008. This new plan divides airport charges into three parts: charges related to airline businesses; charges related to important non-airline items; and other non-airline charges. The charges related to airline businesses and important non-airline items must follow the national guided prices, in which the standard prices are rarely increased, while reduced rates can be negotiated between the airport or the service provider and the users. The plan grants us the right to negotiate with airports on the airport charges. On January 23, 2017, CAAC promulgated the Notice of Distributing the Adjustment Plan for Charging Standards for Civil Airport, adjusting the general aviation fee policy and the preferential policy for passenger service fees, including but not limited to the categories, meanings, management methods, benchmark prices and floating ranges of several airport charges and take-off and landing fees.

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

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares individually or together. For PRC air transportation companies, pursuant to the new Catalog of Industries for Guiding Foreign Investment, that was jointly promulgated by the NDRC and MOC on June 28, 2018 and came into effect on July 28, 2018, Chinese investors should be the controlling shareholders of a PRC public air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a PRC public air transportation company.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at speeds of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes between 500 km to 800 km. The high-speed railway routes in Yunnan Province gradually commenced operations in 2018, and has affected our routes in Yunnan Province.

With the establishment of a PRC national high-speed railway network, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers, adjusting the flight structure, and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. In 2017, our Air-Rail Service and Air-Bus Service developed steadily with increased routes in Yangtze River Delta, Xi’an, Lanzhou and other cities and regions. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services. In 2018, we continued to promote our Air-Rail Service and Air-Bus Service to mitigate the effects of the new high-speed train routes on our corresponding routes.

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

The policy restraint on direct flights between Taiwan and mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and mainland China since mid-2016. We currently operate flights to Taipei from Shanghai, Xi’an, Kunming, Changzhou, Hefei, Huai’an, Yinchuan, Nanchang, Lanzhou, Lijiang, Ningbo, Nanjing, Qingdao, Huangshan, Taiyuan, Wuhuan, Wuxi and Xining. We currently compete with China Airlines on our Shanghai-Taipei routes. However, given the arrangement is subject to the political relationship between Taiwan and mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement. As one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes, or our results will not be aversely impacted.

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

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges worldwide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport. We facilitate joint sales by optimizing transit connection with Delta Airlines and enhanced co-operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas.

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

In 2018, in addition to our intensified cooperation with strategic partners to enrich the contents for cooperation and enhance the quality of cooperation, we also expanded our cooperation on code sharing with other domestic and international air carriers. For example, we launched code sharing on new domestic and international routes with Xiamen Air, Vietnam Airlines, Kenya Airways and Alitalia, covering routes from China to Asia, Europe and Africa.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese and international airlines. We have four main maintenance bases in Shanghai, Kunming and Xi’an and several maintenance bases in our provincial hubs including Taiyuan, Qingdao and etc. Our primary aircraft maintenance base is at Pudong International Airport. We employed approximately 12,262 workers as maintenance personnel as of December 31, 2018. We prepared our own training plan for our employees to meet the requirements of certain regulations and the needs for future development. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. In 2018, we also increased our capacities in our maintenance bases in Kunming and Xi’an for the maintenance of narrow-body aircraft. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. In 2018, we entered into 11 agreements with Honeywell, pursuant to which we expected we could save certain repairing costs.

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

Since December 2014, we have adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. (“Eastern Technology”), a wholly-owned subsidiary specializing in aircraft maintenance, to explore the transformation of supporting assets to operational assets. In 2015, Eastern Technology engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate our centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment. In 2016, other airlines such as Singapore Airlines, AirAsia and Royal Brunei Airlines became customers of Eastern Technology, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi. In 2017, other airlines such as Macau Airlines, Delta, Asiana Airlines, Hong Kong Airlines and Malaysia Airlines became customers of Eastern Technology. In 2018, we continued our efforts in expanding our maintenance services. We became the maintenance service provider for a total of 11 airlines in 17 stations in 2018.

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

In 2018, we continued to emphasize our commitment to safety. We recognized major operational risks by conducting scientific researches, formulated specific management and control measures, focused on enhancing the prevention of safety risks, continuously optimized the management mechanism of safety performance, implemented safety responsibilities at all levels, and effectively increased the capability of safety management. In 2018, our fleet had 2,206,000 safe flying hours in total, which have increased by 6.6% over the same period in 2017. In 2018, our fleet had 930,100 take-off and landing flights, which have increased by 6.0% over the same period in 2017.

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

In 2018, we established and announced two internal regulations relating to cyber-security, namely China Eastern Airlines Accounts Management Regulation and China Eastern Airlines Information System and Personal Data Protection Management Requirements. In addition, in strict compliance with the relevant provisions of the “General Data Protection Regulation” by the European Union, we have appointed a “data protection officer” to enhance the protection of customer information and prevent network security risks. In 2018, our information security management system passed the ISO27001 review for certification renewal.

We did not purchase any insurance for internet security.

Fuel Supplies

Jet fuel is one of the major expenses of airlines. Fuel costs represented approximately 29.9% of our total operating expenses in 2018. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations.

In 2018, our total aircraft fuel cost was approximately RMB33,680 million, representing an increase of 34.0% from RMB25,131 million in 2017, which was mainly due to an increase in average price of oil as the increased oil production volume of OPEC and other oil suppliers was lower than that the market expected and the political upheaval in the Middle East and Venezuela increased the uncertainty of oil production, and to a lesser extent, an increase in our volume of refueling from 2017 to 2018. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

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

In 2018, we continued to optimize digitalized experiences by increasing the mobile phone, internet and overseas self check-in usage rates. Taking the lead in various indicators of the country (such as the usage rate of self check-in), we achieved usage rate of self check-in of 78.6% in China, representing an increase of 7.4 percentage points compared to 2017, and the usage rate of self check-in for international route amounted to 32.9%, representing an increase of 10.2 percentage points compared to 2017. To provide convenience to our passengers, we also introduced self inquiry function on WeChat in 2018 so that our passengers can check the flight and baggage information easily. In addition, automated security screening has been officially launched in 2018.

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

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail stores by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. We also strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function. As of the end of 2018, frequent flyer members of “Eastern Miles” reached 39.6 million, increased by 18.8% compared to 2017. We actively launched marketing campaigns along with the Spring Festival, Qingming Festival, Double Eleven, etc., to boost our sales. Meanwhile, we placed emphasis on and strengthened the cooperation with travel management companies (“TMC”), online travel agency’s (OTA) agents and major customers. In 2018, we continued to intensify and deepen the long-term partnership with Ctrip Computer Technology (Shanghai) Co., Ltd. In 2018, our TMC sales revenue increased by 40.3% year-on-year; our corporate clients increased to 9,283, representing a year-on-year increase of 25.2%; and revenue from our corporate clients increased by 27.8% year-on-year.

Our advertising, marketing and other promotional activities include the use of online platforms, radio, television and print advertisements. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2016, China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”) established an e-commerce platform by integrating our online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as our official website, mobile application and member website were launched with success. In 2017, 12 major updates were made to our mobile application. In 2018, we continuously optimized the customers’ experience on our official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. We vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage check-in, VIP lounges and online seat selection.

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

In 2018, we continued to update our mobile phone application and our official website to enhance our direct sales efforts. We vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and provided 13 major updates to our mobile phone application. In 2018, revenue from our direct sales channels (including our official website and mobile phone application) reached approximately RMB14.9 billion, representing an increase of approximately 26.7% from 2017. Particularly, revenue generated from sales through our domestic version of mobile phone application reached approximately RMB5.1 billion, representing a year-over-year increase of approximately 62.0%.

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

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA currently represents approximately 290 airlines and comprises approximately 82% of the world’s air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We have also entered into membership agreements with several international reservation systems, including ABACUS, the largest computer reservation system in southeast Asia, TOPAS of Korea, SABRE, GALILEO and WORLDSPAN of the United States, AMADEUS of Europe, INFINI and AXESS of Japan and Sirena-Travel of Russia, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights. In addition, we have entered into distribution agreements with ABACUS, TOPAS, SABRE, GALILEO and AMADEUS.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta, China Southern, Alitalia, Air France and KLM, on June 21, 2011.

By the end of 2015, we have entered into frequent flyer and airport lounges agreements with 20 SkyTeam member airlines and implemented code-sharing programs covering 670 routes, as well as 336 routes with non-SkyTeam member airlines, which has further broadened the coverage of our route network. By the end of 2016, we implemented code-sharing programs with 12 SkyTeam member airlines and the number of code sharing routes with non-SkyTeam member airlines increased by 52% as compared to 2015. We also cooperated with nine SkyTeam member airlines including Delta, Air France and KLM, China, Alitalia, Garuda Indonesia and Iberia in joint check-ins for 21 transit points. By the end of 2017, we implemented code-sharing programs with 14 SkyTeam member airlines. The two newly cooperated SkyTeam members are Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In 2018, we continued to expand our code-sharing programs with SkyTeam members on more routes.

By connecting to the route networks of other SkyTeam member airlines, we were able to offer our passengers seamless transit to 25 destinations in 14 countries under a single plane ticket with direct luggage services as of December 31, 2018. Passengers may also enjoy the comfort of more than 750 VIP airport lounges of SkyTeam around the world. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

In 2017, Shanghai Airlines Tours continued to optimized its business and leisure travel services under two brands, namely, “Shanghai Airlines Travel” and “Shanghai Airlines Holiday”, by developing new tourism products and models. Shanghai Airlines Tours launched its online official store to expand its direct sale channels and consolidated its online and offline channels to make full use of its resources. It also successfully became the supplier of several government departments. In addition, Shanghai Airlines Tours strengthened the cooperation with our other subsidiaries to connect its business to ours to improve the overall service quality and performance. In 2018, Shanghai Airlines Tours continued to connect its business to our main business by promoting the publicity of some of our routes through its travel itineraries and group travel packages as well as providing travel-related services to members within our Group. In addition, Shanghai Airlines Tours further enhanced its online channels by increasing the exposure of its travel products to our mobile phone application and platforms of other famous OTAs.

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

C. Organizational Structure

See the section headed “Item 4. Information on the Company - History and Development of the Company”.

D. Property, Plant And Equipment

Fleet

As of December 31, 2018, we operated a fleet of 692 aircraft, including 680 passenger aircraft, most with a seating capacity of over 100 seats and 12 business aircraft held under trust. In 2018, we introduced 67 aircraft of major models. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, and the retirement of B767 aircraft, our fleet age structure has been made younger.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2018:

						Units
No.	Model(1)	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	9	11	0	20	2.9
2	B787-9	0	4	0	4	0.2
3	A350-900	0	2	0	2	0.1
4	A330 series	17	34	6	57	5.2
Total number of wide-body aircraft		26	51	6	83	4.3
5	A320 series	126	113	68	307	6.7
6	B737 series	78	96	116	290	5.1
Total number of narrow-body aircraft		204	209	184	597	5.9
Total number of aircraft		230	260	190	680	5.7
Total number of aircraft held under trust					12
Total number of aircraft					692

Note:

(1) A330 series aircraft includes A330-200 aircraft and A330-300 aircraft;

A320 series aircraft includes A319 aircraft, A320 aircraft, A320NEO aircraft and A321 aircraft; and

B737 series aircraft includes B737-700 aircraft, B737-800 aircraft and B737 MAX 8 aircraft.

The table below sets forth the daily average utilization rates of our jet passenger aircraft for the year ended December 31, 2018:

2018
(in hours)
B777-300ER	14.8
B787-9	9.3
A350-900	7.9
A330 Series	12.0
A320 Series	9.4
B737 Series	8.5

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

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2019 to 2021 are as follows:

	2019E		2020E		2021E
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Model
Passenger aircraft
A320 Series	25	—	30	—	—	—
A330 Series	—	1	—	—	—	—
A350 Series	5	—	4	—	4	—
B787 Series	6	—	3	—	2	—
B737 Series	24	—	24	10	12	10
Total number of passenger aircraft	60	1	61	10	18	10

As of December 31, 2018, according to confirmed orders, we planned to introduce 23 aircraft and retire 17 aircraft in 2022 and future years.

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

Operating Facilities

As of December 31, 2018, we (including subsidiaries and branches) had operations on 643 parcels of land, occupying a total area of approximately 2.3 million square meters. In addition, as of December 31, 2018, we (including subsidiaries and branches) owned approximately 2,101 buildings. We and our major subsidiaries have obtained the land use rights certificates and building ownership certificates for most parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining five parcels of land and 15 buildings. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2018.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRSs. This discussion may include forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key information - D. Risk Factors” or in other parts of this Annual Report.

Overview

Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger services.

Our overall capacity on an available tonne kilometer, or ATK, basis increased by approximately 10.3% from approximately 27,137 million in 2017 to approximately 29,936 million in 2018 under comparable basis and increased by 9.3% from approximately 27,397 million in 2017 to approximately 29,936 million in 2018 under non-comparable basis, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 8.3% from approximately 225,996 million in 2017 to approximately 244,841 million in 2018. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 9.2%, from approximately 18,651 million in 2017 to approximately 20,358 million in 2018 under comparable basis and increased by 8.0% from approximately 18,856 million in 2017 to approximately 20,358 million in 2018 under non-comparable basis.

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

Revenue recognition (applicable from January 1, 2018)

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a)

Passenger, cargo and mail revenues are recognized as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognizes revenue at the scheduled flight date.

(b)	Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognized when the services are rendered.

(c)	Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized upon ticket sales.

(d)

The Group operates a frequent flyer program called “Eastern Miles” that provides mainly travel awards to program members based on accumulated mileage. A portion of revenue attributable to the award of frequent flyer benefits is deferred until they are utilized. The Group applies the relative standalone selling price approach to allocate a portion of sales to the mileage points issued and recognizes in contract liabilities as frequent flyer program liabilities. The portion of sales attributable to the award of frequent flyer benefits is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate, which is deferred until they are utilized and expired.

(e)	Sale of goods

Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Revenue from other sources

Rental income is recognized on a time proportion basis over the lease terms.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract liabilities (applicable from January 1, 2018)

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Revenue recognition (applicable before January 1, 2018)

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

(vi)	Frequent flyer program

The Group operates a frequent flyer program that provide travel awards to program members based on accumulated miles. A portion of passenger revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

(vii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate method.

The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sales have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

Investments and other financial assets (policies under IFRS 9 applicable from January 1, 2018)

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition (applicable from January 1, 2018)” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt investments at fair value through other comprehensive income if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the statement of profit or loss.

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018)

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt investments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

Stage 1 –	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 –	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 –	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Initial recognition and subsequent measurement

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

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

Before January 1, 2018, the documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group assessed the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Starting from January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is “an economic relationship” between the hedged item and the hedging instrument.

•	The effect of credit risk does not “dominate the value changes” that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognized in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied.

For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss.

If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

•

Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made.

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

For sale and leaseback transactions resulting in a finance lease, the Group continues to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds.

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

Passenger ticket breakage

The Group recognizes traffic revenues in accordance with the accounting policy stated in note 2.4 to the financial statements. Passenger ticket breakage is recognized as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognizes revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage.

Frequent flyer program (“FFP”)

Passenger ticket sales earning mileage credits under the Company’s FFP provide customers with mileage credits earned and air transportation. The portion of sales attributable to the award of frequent flyer benefits is allocated applying a relative standalone selling price approach. The Group estimates the standalone fair value of the mileage credits by reference to the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as equivalent ticket value (“ETV”). The estimate of ETV is adjusted for mileage credits that are not likely to be redeemed (“mileage credits breakage”). Management uses models to estimate breakage based on historical redemption patterns and unredeemed information. A change in assumptions as to the actual redemption activity for mileage credits or the estimated fair value of mileage credits expected to be redeemed could have a material impact on the revenue in the year in which the change occurs and in future years.

Mileage credits breakage is recognized as revenue proportionally during the year in which the remaining mileage credits are actually redeemed.

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

Additional information regarding the retirement benefit plan is disclosed in note 41 to the financial statements.

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

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 51 to the financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3.

Operating Segments

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by our chief operating decision-maker (“CODM”). Our CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit before income tax, arising from different accounting policies are set out in note 4(c) below.

A. Operating Result

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	90,185	93,969	98,904	102,475	115,278
Other operating income and gains	3,685	5,269	5,469	7,481	6,592
Operating expenses (1)	(87,812)	(86,613)	(91,887)	(100,525)	(112,561)
Operating profit	6,058	12,625	12,486	9,431	9,309
Finance income / (costs), net	(2,072)	(7,110)	(6,176)	(1,072)	(5,657)
Profit before income tax	4,113	5,667	6,497	8,610	3,856
Profit for the year attributable to the equity holders of the Company	3,410	4,537	4,498	6,342	2,698
Basic and fully diluted earnings per share (2)	0.27	0.35	0.33	0.44	0.19

	As of December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB
	(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,355	9,080	1,695	4,605	646
Net current liabilities	(42,887)	(51,309)	(52,194)	(62,035)	(57,132)
Non-current assets	147,586	174,914	196,436	211,434	223,085
Long term borrowings, including current portion	(41,210)	(43,675)	(29,749)	(28,842)	(32,506)
Obligations under finance leases, including current portion	(38,695)	(52,399)	(61,041)	(66,868)	(77,427)
Total share capital and reserves attributable to the equity holders of the Company	29,974	37,411	49,450	55,360	58,008
Non-current liabilities	(72,928)	(83,674)	(91,876)	(90,621)	(104,352)
Total assets less current liabilities	104,699	123,605	144,242	149,399	165,953

Notes:

(1)

including gain on fair value changes of derivative financial instruments of RMB11 million, RMB6 million, RMB2 million and RMB311 million for the years ended December 31, 2014, 2015, 2016 and 2018, respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary shares in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue.

2018 Compared to 2017

Our revenues increased by approximately 12.5% from approximately RMB102,475 million in 2017 to approximately RMB115,278 million in 2018.

In 2018, we transported approximately 121 million passengers, representing an increase of approximately 9.0%, from approximately 111 million passengers in 2017. Our total passenger traffic (as measured in RPKs) increased by approximately 10.0%, from approximately 183,182 million in 2017 to approximately 201,486 million in 2018.

Our total cargo and mail traffic (as measured in RFTKs) increased by approximately 5.3% from approximately 2,458 million in 2017 to approximately 2,588 million in 2018 under comparable basis and decreased by approximately 2.8% from approximately 2,663 million in 2017 to approximately 2,588 million in 2018 under non-comparable basis.

Our average yield for our passenger operations remained relatively stable at RMB0.52 per passenger-kilometers in 2017 and RMB0.54 per passenger-kilometers in 2018.

Our average yield for our cargo and mail operations remained relatively stable at RMB1.36 per freight tonne-kilometers in 2017 and RMB1.40 per freight tonne-kilometers in 2018 under both comparable and non-comparable basis.

The following chart sets forth our revenue breakdown for 2017 and 2018:

	Year Ended December 31		2018 vs. 2017
	2017	2018	Increase (Decrease)	% Increase (Decrease)
		(in RMB millions)
Traffic revenues	95,187	107,937	12,750	13.4
Passenger revenue	91,564	104,309	12,745	13.9
Cargo and mail revenue	3,623	3,627	4	0.1
Others (1)	7,288	7,341	53	0.7
Total Operating Revenue	102,475	115,278	12,803	12.5

Notes:

(1)	Including tour operations income, ground service income, cargo handling income and processing income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by approximately RMB12,745 million, or approximately 13.9%, from approximately RMB91,564 million in 2017 to approximately RMB104,309 million in 2018. This increase was primarily due to increased passenger demand and increase in scheduled flights, as well as robust demand for outbound tourism.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB68,619 million in 2018, which accounted for approximately 65.8% of our total passenger traffic revenues in 2018, increased by approximately 14.0% from approximately RMB60,180 million in 2017, primarily due to increased passenger demand. Our domestic passenger traffic (as measured in RPKs) increased by approximately 10.2% from approximately 117,033 million in 2017 to approximately 128,906 million in 2018. The number of passengers carried on domestic routes increased by approximately 8.6% from approximately 93 million in 2017 to approximately 101 million in 2018. Our passenger-kilometers yield for domestic routes remained relatively stable at RMB0.54 per passenger-kilometer in 2017 and RMB0.56 per passenger-kilometer in 2018.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB3,821 million in 2018, which accounted for approximately 3.7% of our total passenger traffic revenues in 2018, increased by approximately 11.7% from approximately RMB3,420 million in 2017, primarily due to the increase of passenger volume. Our regional passenger traffic (as measured in RPKs) increased by approximately 11.2% from approximately 4,758 million in 2017 to approximately 5,289 million in 2018. The number of passengers carried on Hong Kong, Macau and Taiwan routes increased by approximately 11.4% from approximately 3.5 million in 2017 to approximately 3.9 million in 2018. Our passenger-kilometers yield for regional routes remained relatively stable at RMB0.72 per passenger-kilometer in 2017 and RMB0.73 per passenger-kilometer in 2018.

Our international passenger traffic revenues amounted to approximately RMB31,869 million in 2018, which accounted for approximately 30.6% of our total passenger traffic revenues in 2018, increased by approximately 14.0% from approximately RMB27,964 million in 2017, primarily due to increased international passenger demand and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by approximately 9.6% from approximately 61,391 million in 2017 to approximately 67,290 million in 2018. The number of passengers carried on international routes increased by approximately 9.5% from approximately 14.7 million in 2017 to approximately 16.1 million in 2018. Our passenger-kilometers yield for international routes remained relatively stable at RMB0.47 per passenger-kilometer in 2017 and RMB0.49 per passenger-kilometer in 2018.

Cargo and mail revenues

Our cargo and mail traffic revenues accounted for approximately 3.4% of our total traffic revenues in 2018 and remained relatively stable at approximately RMB3,623 million in 2017 and approximately RMB3,627 million in 2018. Cargo and mail yield remained relatively stable at approximately RMB1.36 per freight tonne-kilometers in 2017 and approximately RMB1.40 per freight tonne-kilometers in 2018.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues) accounted for approximately 27.3% of our total cargo and mail traffic revenues in 2018 and remained relatively stable at approximately RMB985 million in 2017 and approximately RMB989 million in 2018. Our freight tonne-kilometers yield for domestic routes remained relatively stable at RMB1.10 per freight tonne-kilometers in 2017 and RMB1.12 per freight tonne-kilometers in 2018.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues) amounted to approximately RMB196 million in 2018, which accounted for approximately 5.4% of our total cargo and mail traffic revenues in 2018, increased by approximately 23.3% from approximately RMB159 million in 2017, mainly due to the increased cargo transportation demand and increase in scheduled flights. Our freight tonne-kilometers yield for regional routes increased by 56.7% from RMB3.56 per freight tonne-kilometers in 2017 to RMB5.57 per freight tonne-kilometers in 2018 under non-comparable basis and increased by 53.9% from RMB3.62 per freight tonne-kilometers in 2017 to RMB5.57 per freight tonne-kilometers in 2018 under comparable basis.

International cargo and mail traffic revenues accounted for approximately 67.3% of our total cargo and mail traffic revenues in 2018 and remained relatively stable at approximately RMB2,478 million in 2017 and approximately RMB2,442 million in 2018. Our freight tonne-kilometers yield for international routes was RMB1.44 per freight tonne-kilometers under non-comparable basis in 2017, RMB1.46 per freight tonne-kilometers under comparable basis in 2017 and RMB1.47 per freight tonne-kilometers in 2018, remaining relatively stable in 2017 and 2018.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services, cargo handling and processing services and ticket handling services. These services include loading and unloading of cargo, aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues remained relatively stable at approximately RMB7,288 million in 2017 and approximately RMB7,341 million in 2018.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2017 and 2018:

			2017 vs. 2018
	Year Ended December 31		(Increase) Decrease	% Increase (Decrease)
	2017	2018
		(in RMB millions)
Operating Expenses:
Aircraft fuel expenses	(25,131)	(33,680)	(8,549)	34.0
Take-off and landing charges	(13,254)	(14,914)	(1,660)	12.5
Depreciation and amortization	(13,969)	(15,313)	(1,344)	9.6
Wages, salaries and benefits	(20,320)	(22,134)	(1,814)	8.9
Aircraft maintenance	(5,346)	(3,738)	1,608	(30.1)
Impairment charges	(494)	(318)	176	(35.6)
Impairment losses on financial assets, net	3	(27)	(30)	1000.0
Food and beverages	(3,090)	(3,383)	(293)	9.5
Aircraft operating lease rentals	(4,318)	(4,306)	12	(0.3)
Other operating lease rentals	(836)	(928)	(92)	11.0
Selling and marketing expenses	(3,294)	(3,807)	(513)	15.6
Civil aviation development fund	(2,080)	(2,235)	(155)	7.5
Ground services and other expenses	(3,248)	(2,845)	403	(12.4)
Fair value changes of financial asset at fair value through profit or loss	—	(27)	(27)	—
(Loss)/gain on fair value changes of derivative financial instruments	(311)	311	622	(200.0)
Indirect operating expenses	(4,837)	(5,217)	(380)	7.9
Total Operating Expense	(100,525)	(112,561)	(12,036)	12.0

Our total operating expenses increased by approximately 12.0% from approximately RMB100,525 million in 2017 to approximately RMB112,561 million in 2018. Under the influence of further expansion of our operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, our various costs such as aircraft take-off and landing costs, catering, depreciation and amortization increased from 2017. Our total operating expenses accounted for approximately 97.6% of our operating revenue in 2018, representing a decrease from approximately 98.1% in 2017.

Aircraft fuel expenses increased by approximately 34.0% from approximately RMB25,131 million in 2017 to approximately RMB33,680 million in 2018. The increase was primarily due to an increase of 24.9% in the average price of fuel, leading to an increase in the aircraft fuel costs by RMB6,720 million, and to a lesser extent, the increase in our volume of refueling of 7.3% from 2017, leading to an increase in aircraft fuel costs by RMB1,829 million.

Take-off and landing charges increased by 12.5% from approximately RMB13,254 million in 2017 to approximately RMB14,914 million in 2018, primarily due to the increase in the number of our aircraft take-offs and landings and the adjustment of pricing standards of China’s airports since April 2017 in accordance with the “Circular on Printing and Distributing Plan for Adjusting Charge Standards of Civil Airports” (CAAC 2017 Notice No.18). In 2018, the increased frequency of our various international long-haul routes such as routes to Europe, the United States and Australia, combining the effect of adjustment of pricing standards, resulted in an increase in international as well as domestic take-off and landing charges.

Depreciation and amortization increased by approximately 9.6% from approximately RMB13,969 million in 2017 to approximately RMB15,313 million in 2018, primarily due to the increase in aircraft and engines (self-owned and under finance leases) added to our fleet in 2018, leading to an increase in the original value of fixed assets and a corresponding increase in depreciation.

Wages, salaries and benefits, which accounted for approximately 19.7% of our total operating expenses in 2018, increased by approximately 8.9% from approximately RMB20,320 million in 2017 to approximately RMB22,134 million in 2018, primarily due to the combined effect of the increase in the number of aircrew, the increase in flight hours and the rise in the standard flight hour fees.

Aircraft maintenance expenses, which accounted for approximately 3.3% of our total operating expenses in 2018, decreased by approximately 30.1% from approximately RMB5,346 million in 2017 to approximately RMB3,738 million in 2018, primarily due to the decrease in the number of engines sent for maintenance in 2018.

Food and beverage expenses increased by approximately 9.5% from approximately RMB3,090 million in 2017 to approximately RMB3,383 million in 2018, primarily due to the increase in the number of passengers carried and the rise in standards required for the provision of catering.

Other operating lease rentals increased by approximately 11.0% from approximately RMB836 million in 2017 to approximately RMB928 million in 2018, primarily due to an increase in the rentals for office premises and VIP rooms.

Selling and marketing expenses increased by approximately 15.6% from approximately RMB3,294 million in 2017 to approximately RMB3,807 million in 2018, in line with our increased sales.

The amount of civil aviation development fund to the CAAC increased by approximately 7.5% from approximately RMB2,080 million in 2017 to approximately RMB2,235 million in 2018, primarily due to the increase in the flying length in 2018.

Ground services and other expenses decreased by approximately 12.4% from approximately RMB3,248 million in 2017 to approximately RMB2,845 million in 2018, primarily due to the decrease in the cost of subsidiaries for ancillary businesses.

Indirect operating expenses increased by approximately 7.9% from approximately RMB4,837 million in 2017 to approximately RMB5,217 million in 2018, primarily due to the expansion of our fleet scale, which led to a corresponding increase in relevant expenses.

Fair Value Changes of Derivative Financial Instruments

Changes in fair value of derivative financial instruments was recorded a gain of approximately RMB311 million in 2018, as compared to a loss of approximately RMB311 million in 2017. The difference was mainly due to the fair value movement of forward foreign exchange contracts in 2018.

Other Operating Income and Gains

Our other operating income and gains mainly consists of co-operation routes income, the rest being income from disposal of property, plant and equipment and subsidy income. The total amount of our other operating income and gains decreased by approximately 11.9% from approximately RMB7,481 million in 2017 to approximately RMB6,592 million in 2018, primarily because that we recorded the income from the disposal of interest in Eastern Logistics in 2017 while we did not record such income in 2018.

Net Finance Costs

In 2018, our finance income was approximately RMB110 million, representing an decrease of approximately RMB2,002 million from approximately RMB2,112 million in 2017, primarily because we recorded net exchange gains arising from the appreciation of RMB of approximately RMB2,001 million in 2017 while we recorded net exchange losses in 2018. Finance costs amounted to approximately RMB5,767 million in 2018, representing an increase of approximately RMB2,583 million from approximately RMB3,184 million in 2017, primarily due to net exchange losses arising from the depreciation of RMB of approximately RMB2,040 million during the year.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company decreased by approximately 57.5% from approximately RMB6,342 million in 2017 to approximately RMB2,698 million in 2018. The decrease was mainly due to the increase in finance costs, the increase in fuel costs and the one-off gain from disposal of a subsidiary in 2017.

Property, Plant and Equipment

We had approximately RMB180,104 million of property, plant and equipment as of December 31, 2018, including, among other assets, aircraft, engines and flight equipment, representing an increase of 7.9% from approximately RMB166,856 million in 2017. The increase was mainly due to an increase in the number of aircraft.

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
		(in RMB millions)
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
		(in RMB millions)
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

Wages, salaries and benefits, which accounted for approximately 20.2% of our total operating expenses in 2017, increased by approximately 12.0% from approximately RMB18,145 million in 2016 to approximately RMB20,320 million in 2017, primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees. Additional information regarding the changes in our retirement benefits is disclosed in Note 7 to the consolidated financial statements.

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

Other Operating Income and Gains

Our other operating income mainly consists of subsidy income from cooperative routes, the rest being income from disposal of a subsidiary and income from government subsidies. The total amount of our other operating income and gains increased by approximately 36.8% from approximately RMB5,469 million in 2016 to approximately RMB7,481 million in 2017, primarily due to the disposal of interest in Eastern Logistics.

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

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased by approximately 41.0% from approximately RMB4,498 million in 2016 to approximately RMB6,342 million in 2017. The increase was mainly due to the increase in revenue and other operating income and gains.

Property, Plant and Equipment

We had approximately RMB166,856 million of property, plant and equipment as of December 31, 2017, including, among other assets, aircraft, engines and flight equipment, representing a 8.9% increase from approximately RMB153,180 million in 2016. The increase was mainly due to an increase in the number of aircraft.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1% in 2014, 1.4% in 2015, 2.0% in 2016, 1.6% in 2017 and 2.1% in 2018. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

B. Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations, bank loans and the issuance of corporate bonds. As a result, our liquidity could be materially and adversely affected if there is any delay in obtaining bank loans or a significant decrease in demand for our services.

As of December 31, 2016, 2017 and 2018, we had RMB1,695 million, RMB4,605 million and RMB646 million, respectively, in cash and cash equivalents; RMB56,732 million, RMB63,801 million and RMB55,152 million, respectively, in outstanding borrowings; and RMB43 million, RMB51 million and RMB16 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consists of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB57,132 million as of December 31, 2018. Therefore, the directors of the Company (“Directors”) have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2018, we had total unutilized credit facilities of RMB56.2 billion from various banks. See the discussion below under “– Working Capital and Liabilities”.

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

Cash Flows from Operating Activities

In 2018, we generated a net cash inflow from operating activities of RMB22,338 million as a result of cash generated from operations of RMB24,047 million less income tax we paid in 2018. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB24,115 million and negative changes in working capital of RMB68 million. The operating profit before working capital changes of RMB24,115 million was a result of the profit before income tax of RMB3,856 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB15,084 million, (ii) interest expenses of RMB3,727 million and (iii) net foreign exchange losses of RMB1,983 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB2,056 million and (ii) other long-term liabilities of RMB525 million, partly offset by (i) contract liabilities of RMB1,051 million and (ii) trade and bills payables of RMB856 million.

In 2017, we generated a net cash inflow from operating activities of RMB19,572 million as a result of cash generated from operations of RMB21,108 million less income tax we paid in 2017. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB22,004 million and negative changes in working capital of RMB896 million. The operating profit before working capital changes of RMB22,004 million was a result of the profit before income tax of RMB8,610 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non-current assets of RMB13,769 million, (ii) net foreign exchange gain of RMB2,378 million and (iii) interest expenses of RMB3,184 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB753 million, (ii) other long-term liabilities of RMB728 million and (iii) sales in advance of carriage of RMB569 million, partly offset by (i) trade and bills payables of RMB1,725 million and (ii) other payables and accruals of RMB340 million.

In 2016, we generated a net cash inflow from operating activities of RMB24,893 million as a result of cash generated from operations of RMB26,154 million less income tax we paid in 2016. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB24,464 million and positive changes in working capital of RMB1,690 million. The operating profit before working capital changes of RMB24,464 million was a result of the profit before income tax of RMB6,497 million, mainly adjusted for: (i) depreciation of property, plant and equipment and amortization of other non- current assets of RMB12,345 million, (ii) net foreign exchange losses of RMB3,246 million and (iii) interest expenses of RMB2,641 million. Positive changes in working capital mainly consisted of (i) sales in advance of carriage of RMB1,836 million and (ii) other payables and accruals of RMB1,424 million, partly offset by (i) other long-term liabilities of RMB883 million and (ii) prepayments and other receivables of RMB839 million.

Cash Flows from Investing Activities

In 2018, our net cash outflow from investing activities was RMB12,780 million. Our net cash outflow for investing activities mainly consisted of (i) advanced payments on acquisition of aircraft of RMB15,342 million and (ii) additions of property, plant and equipment of RMB10,653 million. These cash outflows were partly offset by (i) proceeds from novation of purchase rights of RMB7,483 million and (ii) proceeds from disposal of property, plant and equipment of RMB5,493 million.

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

Cash Flows from Financing Activities

In 2018, our net cash outflow from financing activities was RMB13,558 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term bank loans of RMB36,066 million, (ii) repayments of short-term debentures of RMB26,500 million, (iii) repayments of principal of finance lease obligations of RMB9,629 million and (iv) repayments of long-term bank loans of RMB7,592 million. These cash outflows were partly offset by (i) proceeds from issuance of short-term debentures of RMB31,000 million, (ii) proceeds from draw down of short-term bank loans of RMB19,144 million, (iii) proceeds from draw down of long-term bank loans and other financing activities of RMB18,693 million and (iv) proceeds from issuance of long-term debentures and bonds of RMB2,938 million.

In 2017, our net cash inflow from financing activities was RMB4,708 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw down of short-term bank loans of RMB33,629 million, (ii) proceeds from draw down of long-term bank loans and other financing activities of RMB12,320 million, (iii) proceeds from issuance of short-term debentures of RMB29,000 million and (iv) proceeds from issuance of long-term bonds of RMB2,450 million. These cash inflows were partly offset by (i) repayments of short-term bank loans of RMB18,383 million, (ii) repayments of long-term bank loans of RMB3,246 million, and (iii) repayments of short-term debentures of RMB36,000 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2018, our current liabilities exceeded our current assets by RMB57,132 million. In comparison, our current liabilities exceeded our current assets by RMB62,035 million as of December 31, 2017. Our current liabilities decreased by 9.0% from RMB80,328 million as of December 31, 2017 to RMB73,064 million as of December 31, 2018, primarily due to the decrease in the current portion of borrowings. Our current assets decreased by 13.0% from RMB18,293 million as of December 31, 2017 to RMB15,932 million as of December 31, 2018, primarily due to the decrease in cash and cash equivalents. Short-term loans outstanding totaled RMB39,090 million and RMB29,259 million as of December 31, 2017 and 2018, respectively. Long-term outstanding bank loans totaled RMB24,711 million and RMB25,867 million as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, our debt ratio, representing total liabilities divided by total assets, was 0.74. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2017 and 2018 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2017	2018
	(in RMB millions)
Secured	19,908	19,063
Unsecured	43,893	36,089
Total	63,801	55,152

Our maturity profile of interest-bearing borrowings as of December 31, 2017 and 2018 was as follows:

	As of December 31,
	2017	2018
	(in RMB millions)
Within one year	39,090	29,265
In the second year	6,527	7,474
In the third to fifth year inclusive	8,797	14,271
After the fifth year	9,387	4,142
Total	63,801	55,152

As of December 31, 2018, our interest rates relating to short-term borrowings ranged from 2.97% to 4.48%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 2.65% to 4.25%. Our bank loans are denominated in Renminbi, U.S. dollars and Euros. As of December 31, 2018, our total bank loans denominated in Renminbi amounted to RMB23,038 million, our total bank loans denominated in U.S. dollars amounted to US$1,064 million and our total bank loans denominated in EUR amounted to EUR569 million.

On March 9, 2018, we issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 39 to the consolidated financial statements for the issuance of JPY bonds.

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

Capital Expenditures

As of December 31, 2018, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB70,998 million, including approximately RMB29,187 million in 2019 and approximately RMB24,735 million in 2020, in each case subject to contractually stipulated increases or any increase relating to inflation. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2018:

	Total	Less Than 1 Year	1-2 Years	2-4 Years	More Than 4 Years
Long-Term Debt (1)	9,563	1,073	4,972	1,390	2,128
Capital Leases (2)	77,427	9,364	9,692	16,926	41,445
Operating Leases (3)	32,763	5,073	4,360	7,499	15,831
Unconditional Purchase Obligations (4)	70,998	29,187	24,735	16,483	593
Other Long-term Obligations (5)(6)	3,448	—	—	—	—
Post-retirement Benefit Obligations (5)	2,712	—	—	—	—
Deferred Tax Liabilities (5)	84	—	—	—	—
Short-term Bank Loans (7)	8,120	8,120	—	—	—
Interest Obligations
Under Finance Leases	13,553	2,610	2,323	3,739	4,881
Under Bank Loans	724	277	92	60	15
Fixed Rate	396	318	30	40	8
Variable Rate (8)	328	239	62	20	7

Notes:

(1)	Excludes interest.
(2)	Primarily comprise amounts paid/due under leases for the acquisition of aircraft.
(3)	Primarily comprise amounts paid/due under leases for the rental of aircraft, engines and flight equipment.
(4)	Primarily comprise capital expenditures.
(5)	Figures of payments due by period are not available.

(6)	Other long-term obligations include long-term duties and levies payable, and fair value of unredeemed points awarded under our frequent flyer programs.
(7)	Short-term bank loans are generally repayable within one year. As of December 31, 2018, the weighted average interest rate of our short-term bank loans was 3.96% per annum (2017: 3.53%).
(8)

For our variable rate loans, interest rates range from six month LIBOR + 55% to six months LIBOR + 285%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2018. A 25 basis points increase in the interest rate would increase interest expenses by RMB112 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than			After
Commitments/Credit Facilities	Committed	1 Year	1-3 Years	4-5 Years	5 Years
(RMB in millions)
Lines of Credit	56,200	16,503	11,050	—	28,647
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	56,200	16,503	11,050	—	28,647

Taxation

We had carried forward tax losses of approximately RMB267 million as of December 31, 2018, which can be used to set off against future taxable income between 2019 and 2023.

Prior to 2008, the Company and certain of its subsidiaries located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under China’s EIT Law, which was approved by the National People’s Congress on March 16, 2007 and became effective from January 1, 2008, the Company and its Pudong subsidiaries are entitled to a transitional arrangement to increase the applicable corporate income tax rate gradually to 25% over the next five years from 2008. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) status pursuant to the “Administrative measures for the determination of high and new technology enterprises” (Guokehuofa [2016] No.32), has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 (2017:25%) with the approval from tax authorities.

The Company and its subsidiaries except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to income tax at the PRC standard corporate income tax rate of 25% (2017:25%).

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

Name	Age	Shares Owned	Position
Liu Shaoyong	60	—	Chairman of the Board of Directors
Yuan Jun	58	—	Employee Representative Director
Li Ruoshan	70	—	Independent Non-executive Director
Ma Weihua	70	—	Independent Non-executive Director
Shao Ruiqing	61	—	Independent Non-executive Director
Cai Hongping	64	—	Independent Non-executive Director
Lin Wanli	57	—	Independent Non-executive Director
Xi Sheng	56	—	Chairman of the Supervisory Committee
Li Jinde	58	—	Supervisor
Gao Feng	55	—	Employee Representative Supervisor
Li Yangmin	55	3,960 A Shares	President
Wu Yongliang	55	3,696 A Shares	Vice President and Chief Financial Officer
Feng Liang	54	—	Vice President
Feng Dehua	53	—	Vice President
Jiang Jiang	54	—	Vice President
Wang Jian	45	—	Board Secretary and Company Secretary

Directors

Mr. Liu Shaoyong, is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited. from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently the member of the 13th National Committee of the Chinese People’s Political Consultative Conference, the council member of International Air Transport Association and the vice chairman of International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Yuan Jun, is currently an employee representative Director and chairman of the labor union of the Company and an employee representative director and chairman of the labor union of CEA Holding. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He has served as an employee representative director of CEA Holding from December 2017, an employee representative Director of the Company since February 2018, the chairman of the labor union of the Company since April 2018 and the chairman of the labor union of CEA Holding since May 2018. Mr. Yuan is also the vice president of Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title.

Mr. Li Ruoshan, is currently an independent non-executive Director. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He has studied abroad in the Katholieke Universiteit Leuven in Belgium, the Massachusetts Institute of Technology in the United States and other famous universities. Mr. Li was a deputy director of the Accounting Department of the School of Economics and a deputy dean of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial Department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non-executive Director since June 2013. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shenzhen Yantian Port Chukong Logistics Co., Ltd. and Shanghai Zhangjiang Hi-tech Park Development Co., Ltd., and supervisor of Industrial Bank Co., Ltd. and a director of Jiangsu Zhongnan Construction Group Co., Ltd.

Mr. Ma Weihua, is currently an independent non-executive Director. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization and the One Foundation. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma has been the independent non-executive Director since October 2013. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited Legend Holdings Corporation and other companies at the same time and a supervisor of Taikang Life Insurance Co., Limited and chairman of Bison Finance Group.

Mr. Shao Ruiqing, is currently an independent non-executive Director. Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director since June 2015 Mr. Shao is also an independent director of Tibet Urban Development And Investment Co., Ltd, Huayu Automotive Systems Company Limited and Shanghai Carthane Co., Ltd.

Mr. Cai Hongping, is currently an independent non-executive Director. Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the Hong Kong Stock Exchange and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director. Mr. Cai is also an independent non-executive director of China Oceanwide Holdings Limited, an external director of China Minmetals Corporation and an independent director of COSCO SHIPPING Development Co., Ltd. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Lin Wanli, is currently an independent non-executive Director. Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labor union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of central enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. Since August 2018, he has served as an independent Director. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of three supervisors.

Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company, vice president, party member, chief auditor and director of audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and the director of audit department of CEA Holding since November 2018. Since January 2018, he served as the vice president and party member of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of the 2nd session of supervisory committee of China Association for Public Companies. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Li Jinde, is currently a supervisor of the Company and the director of strategic development department of CEA Holding. Mr. Li joined the civil aviation industry in 1989 and worked successively in the Northwest Regional Administration of Civil Aviation Administration of China and investment companies under CEA Holding. He served as a deputy manager of living services center of Northwest Regional Administration of Civil Aviation Administration and the president of its Development Company from March 1992 to April 1999, and the president of Shanghai Eastern Airline Real Estate Operation Company and the chairman and president of Shanghai Eastern Airline Real Estate Investment Co., Ltd. from April 1999 to May 2006. He successively served as the president, vice party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Co., Limited from May 2006 to December 2017. He has served as the director of strategic development department of CEA Holding since December 2017 and a supervisor of the Company since August 2018. Mr. Li graduated from the Faculty of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He obtained the title of intermediate economist.

Mr. Gao Feng, is currently an employee representative supervisor of the Company and vice chairman of the labor union of the Company and the vice chairman of the labor union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labor union of the Shanxi branch of the Company. He served as the party secretary of the Shanxi branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He has served as the executive vice chairman of the labor union and director of the labor union office of the Company since October 2015, the vice chairman of the labor union of CEA Holding since April 2018 and an employee representative supervisor of the Company since August 2018. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an executive master’s degree in business administration from Fudan University. He obtained a senior political work specialist title.

Senior Management

Mr. Li Yangmin, is currently the President and vice party secretary of the Company. Mr. Li is also a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director with effect from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He served as the vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding. from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tian Liuwen, is currently a vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labor union and deputy general manager of the Shanxi branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president, chief accountant and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Since June 2018, he has served as the chief accountant of CEA Holding. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds a MBA degree and is a certified accountant.

Mr. Feng Liang, is currently a vice president of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique after it was established in September 2006 until November 2018. He served as the chief engineer of the Company from August 2010 to March 2018, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majoring in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

Mr. Feng Dehua, is currently a vice president of the Company and the deputy head of party disciplinary inspection group of CEA Holding. Mr. Feng joined the civil aviation industry in 1989, and has successively worked in China General Aviation Corporation, the Shanxi branch of the Company and the sales and marketing system of the Company. From May 2009 to July 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From July 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing branch of the Company. From August 2014 to December 2017, he was the secretary of the Disciplinary Committee of the Company. Since September 2014, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Mr. Feng graduated from Shanxi Finance and Economics Institute majoring in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist.

Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited (“Eastern Wuhan”). He served as director and general manager of Eastern Wuhan from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as a vice president of the Company. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot.

Mr. Wang Jian, is currently the Company’s Board secretary and head of the Board office. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board office of the Company from April 2012 to May 2016. He ceased to serve as the head of the Board office in May 2016 and has served as the head of the Board office since May 2018. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Retired Director, Supervisor and Senior Management During the Reporting Period

Mr. Ma Xulun, was the vice chairman, president and vice party committee secretary of the Company, vice chairman, president, and vice party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. Mr. Ma served as the president and deputy party secretary of the Company from December 2008 to February 2019 and deputy party secretary of CEA Holding from December 2008 to November 2011. Mr. Ma was a Director from February 2009 to February 2019. Mr. Ma served as vice president of the Company from November 2011 to February 2019. He served as party secretary and vice president of CEA Holding from November 2011 to December 2016. He served as vice chairman, president and vice party secretary of CEA Holding from December 2016 to February 2019. Mr. Ma is also currently the deputy president of China Association for public companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC Certified Public Accountant (CPA).

Mr. Li Yangmin, is currently the President and vice party secretary of the Company. Mr. Li is also a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director with effect from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He served as the vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding. from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

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

Mr. Gu Jiadan, was a Director of the Company. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited From May 2005 to August 2009, he was the vice president and a party member of Shanghai Airlines. From August 2009 to January 2010, he was the acting president of Shanghai Airlines. From January 2010 to December 2016, he was a party member and vice president of CEA Holding. From January 2010 to July 2011, he served as the party secretary of Shanghai Airlines. He was a Director of the Company from June 2012 to August 2018. Mr. Gu Jiadan holds a master’s degree and is a senior economist.

Mr. Tang Bing, was a Director and vice president of the Company, and is currently a vice party secretary of the Company and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited., office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, was a Director and is currently a vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labor union and deputy general manager of the Shanxi branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Ba Shengji, was a supervisor of the Company and the chairman of the labor union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labor union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. He was a Supervisor of the Company from June 2013 to August 2018. He served as the chairman of the labor union of CEA Holding from August 2013 to January 2018. Mr. Ba graduated from Shanghai Television University.

Mr. Hu Jidong, was a supervisor and chairman of the labor union of the Company and chief financial officer and vice chairman of the labor union of CEA Holding. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party work department of CEA Holding, and head of the party publicity department of CEA Holding. He was the chairman of the labor union of the Company from December 2011 to April 2018, deputy party secretary of the Company from August 2013 to December 2017, secretary of the disciplinary committee of the Company from August 2013 to August 2014, and Supervisor of the Company from June 2016 to August 2018. He served as the chief financial officer and vice chairman of the labor union of CEA Holding from November 2017 to June 2018. Mr. Hu graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management.

Mr. Feng Jinxiong, was a supervisor of the Company and consultant of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president and party secretary of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of Eastern Wuhan from January 2007 to February 2009. He served as general manager of the Audit Department of the Company from February 2009 to December 2017. He was a supervisor of the Company from March 2009 to July 2018. He has been the head of the audit department of CEA Holding from May 2014 to December 2017. He served as consultant of the audit department of CEA Holding from December 2017 to July 2018. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, and holds a master’s degree.

Mr. Jia Shaojun, was a supervisor of the Company. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding from May 2014 to December 2017. . He acted as supervisor of the Company from June 2016 to August 2018. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, and holds an executive MBA degree. He is qualified as a senior accountant.

Mr. Guo Junxiu, was the chief legal adviser of the Company. Mr. Guo joined the civil aviation industry in 2007 and successively worked in Shanxi University of Finance and Economics and Xiamen University. Since April 2007, he has served as the chief legal adviser of CEA Holding. Since May 2018, he has served as the data protection officer of the Company. He served as the chief legal adviser of the Company from August 2018 to February 2019, and has served as the director of legal affairs of the Company since February 2019. Mr. Guo graduated from Xiamen University with a degree in international law and obtained a doctorate degree in law. He obtained the title of associate professor and the qualification of lawyer.

B. Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2018 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB10.0 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2018 are as follows:

Total (1)
Name and Principal Position	RMB’000
Directors
Liu Shaoyong*	—
Ma Xulun*	—
Xu Zhao*	—
Gu Jiadan*	—
Li Yangmin*	—
Tang Bing*	—
Tian Liuwen*	—
Yuan Jun(2)	867
Independent Non-executive Directors
Li Ruoshan	200
Shao Ruiqing	200
Ma Weihua	200
Cai Hongping	200
Lin Wanli	—
Supervisors
Xi Sheng*	—
Feng Jinxiong (3)	346
Ba Shengji*	—
Hu Jidong	—
Jia Shaojun*	—
Li Jinde*	—
Gao Feng(3)(4)	251
Senior Management
Wu Yongliang*	—
Feng Liang	1,872
Feng Dehua	1,870
Jiang Jiang (5)	2,333
Wang Jian	1,682
Chief Legal Adviser
Guo Junxiu	—
Total	10,021

*

These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding.

Notes:

(1)	The emoluments paid are calculated based on the time period from the date of appointment of respective Director, supervisor and senior management to December 31, 2018.
(2)

Mr. Yuan Jun, the employee representative Director, started to receive emoluments from CEA Holding from July 1, 2018. The emoluments paid by us as disclosed here is calculated based on the time period from January 1, 2018 to June 30, 2018.

(3)

The emoluments of Mr. Feng Jinxiong and Mr. Gao Feng are paid according to the structural emolument policy while the emoluments of other Directors, supervisors and senior management of the Company are paid according to the annual salary system.

(4)	Mr. Gao Feng became a supervisor of the Company in August 2018 and his emolument is calculated based on the time period from August 1, 2018 to December 31, 2018.
(5)	Mr. Jiang Jiang, our vice president, is also a pilot whose emolument includes flight service benefits.

During the year ended December 31, 2018, no Directors or supervisors of the Company waived their compensation.

C. Board Practices

All of our Directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. One of the supervisors is employee representative supervisor appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the number of years our current Directors, executive officers and supervisors have held their positions during their current term and the expiration of their current term.

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	June 15, 2016	June 30, 2019
Ma Xulun	Vice Chairman	June 15, 2016	February 1, 2019
	President	June 15, 2016	February 1, 2019
Li Yangmin	Director	June 15, 2016	August 30, 2018
	Vice President	June 15, 2016	March 15, 2019
	President	March 15, 2019	June 30, 2019
Xu Zhao	Director	June 15, 2016	February 6, 2018
Gu Jiadan	Director	June 15, 2016	August 30, 2018
Tang Bing	Director	June 15, 2016	August 30, 2018
	Vice President	June 15, 2016	March 15, 2019
Tian Liuwen	Director	June 15, 2016	August 30, 2018
	Vice President	June 15, 2016	June 30, 2019
Yuan Jun	Director	February 8, 2018	June 30, 2019
Li Ruoshan	Independent Non-executive Director	June 15, 2016	June 30, 2019
Ma Weihua	Independent Non-executive Director	June 15, 2016	June 30, 2019
Shao Ruiqing	Independent Non-executive Director	June 15, 2016	June 30, 2019
Cai Hongping	Independent Non-executive Director	June 15, 2016	June 30, 2019
Lin Wanli	Independent Non-executive Director	August 30, 2018	June 30, 2019
Xi Sheng	Chairman of the Supervisory Committee	June 15, 2016	June 30, 2019
Gao Feng	Employee Representative Supervisor	August 30, 2018	June 30, 2019
Li Jinde	Supervisor	August 30, 2018	June 30, 2019
Ba Shengji	Supervisor	June 15, 2016	August 30, 2018
Hu Jidong	Supervisor	June 15, 2016	August 30, 2018
Feng Jinxiong	Supervisor	June 15, 2016	July 13, 2018
Jia Shaojun	Supervisor	June 15, 2016	August 30, 2018
Wu Yongliang	Vice President	June 15, 2016	June 30, 2019
	Chief Financial Officer	June 15, 2016	June 30, 2019
Feng Liang	Vice President	June 15, 2016	June 30, 2019
Feng Dehua	Vice President	December 25, 2017	June 30, 2019
Jiang Jiang	Vice President	February 22, 2017	June 30, 2019
Wang Jian	Company Secretary	June 15, 2016	June 30, 2019
Guo Junxiu	Chief Legal Adviser	August 30, 2018	February 15, 2019

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

The Audit and Risk Management Committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the Audit and Risk Management Committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the Audit and Risk Management Committee. The Audit and Risk Management Committee holds at least three meetings each year. The Audit and Risk Management Committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Management Committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the Audit and Risk Management Committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The Audit and Risk Management Committee held 12 meetings in 2018.

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

The Nominations and Remuneration Committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. The Nominations and Remuneration Committee held four meetings in 2018.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

As of December 31, 2018, the Planning and Development Committee comprised three members: Mr. Ma Xulun, a then executive Director, Mr. Yuan Jun, an employee representative Director, and Mr. Shao Ruiqin, an independent non-executive director. Mr. Ma Xulun was the chairman of the committee. Due to the resignation of Mr. Ma Xulun on February 1, 2019, the Planning and Development Committee currently comprises Mr. Yuan Jun and Mr. Shao Ruiqin.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held nine meetings in 2018.

Aviation Safety and Environment Committee

As of December 31, 2018, the Aviation Safety and Environment Committee comprised Mr. Ma Xulun, a then executive Director, Mr. Lin Wanli and Mr. Li Ruoshan, both of whom are independent non-executive Director. Mr. Ma Xulun served as the chairman of the committee. Due to the resignation of Mr. Ma Xulun on February 1, 2019, the Aviation Safety and Environment Committee currently comprises Mr. Lin Wanli and Mr. Li Ruoshan.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meetings in 2018.

D. Employees

Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2016, 2017 and 2018, respectively:

	As of December 31,
	2016	2017	2018
Pilots	6,759	7,332	7,634
Flight attendants and other aircrew staff	15,494	18,916	19,909
Maintenance personnel	11,621	11,847	12,262
Sales and marketing	4,739	4,378	3,978
Operation control	2,180	2,057	1,780
Information technology	860	920	1,025
Management	4,001	3,923	3,605
Ground Services and others	29,679	25,904	26,812
Total	75,333	75,277	77,005

In 2018, we ensured positive results from the large-scale trainings through organizing and coordinating resources, reasonably setting up courses and optimizing training cycles. By setting up our online study platform, we integrated the online and offline training resources and enhanced the effects of training and studying. We focused on different professional trainings, concentrated on the development of talent for the key positions and set up clear development and training plans for the targeted personnel. For example, in 2018, we launched combined training programs for crews, combining courses such as dangerous goods transportation training, air defense security and explosion-proof platform construction training and air emergency rescue training with CRM (crew resource management) for the first time in the industry. The CRM combination training covered more than 20,000 of our crew members, effectively improved the coordination, emergency response and air safety risk management capability between crew members. We have also optimized the “Sail Plan for Talents Development”, a training program for new management trainees incorporating closed-door training with seminars, experiential and inspiring teaching. In addition, we promoted and improved our overseas study project, such as Rolls-Royce management improvement study project and Six Sigma Black Belt project in 2018.

See Note 7 to the consolidated financial statements for changes in our retirement benefits.

E. Share Ownership

See Item 6.A and Item 6.B above.

In 2012, we implemented an H shares appreciation rights scheme, under which H shares appreciation rights were granted to the Directors and senior management on November 30, 2012 at an exercise price of HK$2.67. The H share appreciation rights granted under this scheme are valid for a period of five years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal installments within three years after the expiration of the lock-up period.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2018 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

Title of Class	Identity of Person or Group	Amount Owned (%)	Percent of Class	Percent of Total Shares (%)
Domestic A Shares	CEA Holding (1)	5,530,240,000	56.38	38.23
H Shares	CES Global (2)	2,626,240,000	56.37	18.15
H Shares	HKSCC Nominees Limited (3)	4,183,861,179	89.80	28.92
H Shares	Delta Air Lines (4)	465,910,000	10.00	3.22

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware, as of December 31, 2018:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.
(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.
(3)

Among the 4,183,861,179 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 62.77 % of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares.

As of December 31, 2018, CEA Holding directly or indirectly held 56.38 % of our issued and outstanding capital stock, and neither it nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2018, there were 4,659,100,000 H Shares issued and outstanding. As of December 31, 2018 and April 18, 2019, there were 49 and 50 registered holders, respectively, of American depositary receipts evidencing 868,552 and 882,552 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

B. Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 49 to the consolidated financial statements.

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

For the year ended December 31, 2018, we paid handling charges of approximately RMB165 million to EAIEC. We currently have certain balances with EAIEC, which are trade in nature, interest-free and payable within normal credit terms. See Note 49(b) to the consolidated financial statements for more details.

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

For the year ended December 31, 2018, we paid to Eastern Aviation Advertising approximately RMB19 million for advertising services.

Media Resources Agreement

On September 27, 2013, we entered into an agreement with CEA Media, pursuant to which we and certain of our subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources to CEA Media and certain of its subsidiaries for a period of 15 years (from January 1, 2014 to December 31, 2028). CEA Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. For the year ended December 31, 2018, Eastern Aviation Advertising paid approximately RMB14 million in media royalty fees.

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

For the year ended December 31, 2018, we paid approximately RMB1,317 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

On August 30, 2016, we entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Finance and CES Finance, on substantially the same terms, pursuant to which Eastern Finance and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) agreed from time to time provide our Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services, such as: (a) the provision of services such as trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) the provision of services such as broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to our Group as and when they are needed). The Financial Services Renewal Agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

As of December 31, 2018, we had deposits amounting to RMB282 million placed with Eastern Finance, which paid interest to us at 0.35% per annum.

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

For the year ended December 31, 2018, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB313 million.

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

For the year ended December 31, 2018, the amount payable by Eastern Logistics to us for the freight logistics support services amounted to approximately RMB126 million and the amount payable by us to Eastern Logistics for the cargo terminal business support services amounted to approximately RMB348 million.

Bellyhold Space Management Agreement

On January 1, 2017, to avoid the competition between the bellyhold space business operated by us and the all-cargo aircraft freight business operated by China Cargo Airlines, the subsidiary of Eastern Logistics, after the completion of equity transfer in Eastern Logistics, we entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines for the operation of the bellyhold space business for a term of three years, which commenced on January 1, 2017. Pursuant to the Bellyhold Space Management Agreement, in respect of the entrusted management of bellyhold space business, we will pay management fee to China Cargo Airlines according to industry practice, including handling charges for the entrusted management and incentives for achieving specified sales targets. The Bellyhold Space Management Agreement is effective for a term of three years commencing January 1, 2017 until December 31, 2019.

For the year ended December 31, 2018, the actual amount incurred under the Bellyhold Space Management Agreement was approximately RMB32 million. The Bellyhold Space Management Agreement has been superseded by the contractual operation agreement dated March 1, 2018 entered into between the Company and China Cargo Airlines from March 31, 2018.

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

For the year ended December 31, 2018, the actual amount paid by the China Cargo Airlines amounted to RMB2,795 million and the actual amount paid by us amounted to RMB246 million under the contractual operation agreement and operation cost agreement.

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

For the year ended December 31, 2018, we paid a rental fee of RMB33 million under this property leasing renewal agreement.

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

Guarantee by CEA Holding

As of December 31, 2016, 2017 and 2018, bonds issued by us in an aggregate amount of RMB7.8 billion were guaranteed by CEA Holding. See Note 49(d) to the consolidated financial statements.

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

On January 18, 2019, the Board of Directors considered and approved that we shall provide, within the period from the effective date of the resolution to December 31, 2019, guarantee in the total amount of up to RMB1 billion to China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd., Eastern Technology, and their respective wholly-owned subsidiaries. Shanghai Airlines Tours International (Group) Co., Ltd. (our wholly-owned subsidiary) shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years.

To not more than 67 Special Purpose Vehicles

On January 19, 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board of Directors agreed us to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The term of each guarantee will not exceed 15 years commencing from the actual date when we provide guarantee to each special purpose vehicle. The guarantee was considered and approved at the general meeting of the Company held on February 8, 2018.

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

Novation Agreement and Aircraft Operating Lease Agreement

On July 9, 2015, we (as the purchaser) entered into the purchase agreement with Boeing Company (as the seller) regarding the acquisition of fifty brand new Boeing B737 series aircraft (the “Purchase Agreement”).

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

For the year ended December 31, 2018, the actual amount incurred for aircraft finance lease services was approximately RMB6,142 million and the actual amount incurred for aircraft operating lease services was approximately RMB94 million.

Transactions with Air France-KLM

On July 27, 2017, a wholly-owned subsidiary of CEA Holding and Delta entered into a conditional subscription agreement with Air France-KLM, respectively, to acquire 10% newly issued shares in the share capital of Air France-KLM after the completion of issuance of additional shares. We entered into a marketing agreement with Air France-KLM to further strengthen the business partnership on the basis of good business relationship between the two parties.

On October 3, 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding by Air France-KLM was completed in the Euronext. CEA Holding appointed Tang Bing, our Director and vice president as the director of Air France-KLM. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between us and Air France-KLM and its controlled subsidiaries constituted a related party transaction of the Company under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

On December 22, 2017, the Board of Directors considered and approved the relevant resolution regarding the 2017-2019 daily related party transactions between Air France-KLM and us, pursuant to which, we will provide aircraft aviation transportation cooperation and support services to Air France-KLM and Air France-KLM will provide aircraft aviation transportation cooperation and support services to us. The Board of Directors also approved the 2017-2019 annual caps for the Air France-KLM aircraft aviation transportation cooperation and support services.

On August 10, 2018, a wholly-owned subsidiary of us entered into the aeronautical materials and components maintenance and spare parts supply service agreement and components lease service agreement with the wholly-owned subsidiary of Air France-KLM, KLM Royal Dutch Airlines, pursuant to which, KLM Royal Dutch Airlines will lease and maintain aeronautical material and spare parts for our 15 B787 airplanes to us for 15 years. The Board of Directors considered and approved the relevant transactions.

On October 30, 2018, a wholly-owned subsidiary of us entered into the aeronautical materials and components maintenance and spare parts supply service agreement and components lease service agreement with the wholly-owned subsidiary of Air France-KLM, Societe Air France, pursuant to which, Societe Air France will lease and maintain aeronautical material and spare parts for our 20 A350 airplanes to us for 15 years. The Board of Directors considered and approved the relevant transactions.

For the year ended December 31, 2018, the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services received by us was approximately RMB728 million and the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services paid by us was approximately RMB425 million. The actual amount for the aeronautical materials, components and spare parts supply, leasing and maintenance services paid by us to Air France-KLM was approximately RMB2 million.

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

On March 29, 2019, the Board of Directors considered and approved the 2018 annual profit distribution proposal. According to the relevant requirements of the “Measures for the Administration of Securities Issuance and Underwriting” of the CSRC, “for issue securities by a listed company, in the event that any profit distribution proposal or proposal of conversion of the reserve into the share capital has not been submitted to its general meeting for voting or has been approved by the general meeting but has not yet been implemented, the issuance of securities shall proceed after such proposal has been implemented.” As the proposed non-public issuance of our A shares is now under review by the CSRC and the project is strategically important to us, in order to guarantee the smooth progress of the proposed nonpublic issuance project, we intended not to proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018, after comprehensively taking into account of our long-term development and the interests of all of our shareholders. The retained profits will be used to supplement our daily working capital, to fulfill our main business development needs.

We have, for the years ended December 31, 2016 and 2017, consecutively implemented profit distribution proposals to return to our investors. The accumulated profit distribution for the years ended December 31, 2016, 2017 and 2018 amounted to RMB1,446.8 million, which has exceeded the requirement provided in our Articles of Association that “the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years”.

The independent non-executive Directors are of the view that the aforesaid 2018 annual profit distribution proposal of the Board of Directors has comprehensively considered the significance of our proposed non-public offering of shares, taking into account of our long-term development and the interests of all of our shareholders. The Board of Directors has performed the voting procedures for the matter in accordance with the requirements of relevant laws and regulations and considered that there is no circumstance detrimental to the interests of our shareholders, especially to our minority shareholders. Meanwhile, it would help us to ensure smooth implementation of its major capital projects, facilitate our healthy and sustainable development.

The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2018 general meeting of our Company.

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

B. Significant Changes

Significant Post Financial Statements Events

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The principal trading market for our H Shares is the Hong Kong Stock Exchange (Code: 00670). The ADSs, each representing 50 H Shares, have been issued by BNYM as Depositary and are listed for trading on the New York Stock Exchange under the symbol “CEA”. Prior to our initial public offering and subsequent listings on the New York Stock Exchange and the Hong Kong Stock Exchange on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange (Code: 600115) since November 5, 1997.

As of December 31, 2018, there were 4,659,100,000 H Shares issued and outstanding. As of December 31, 2018 and April 18, 2019, there were 49 and 50 registered holders, respectively, of American depositary receipts evidencing 868,552 and 882,552 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 9,808,485,682 domestic ordinary shares were also outstanding as of December 31, 2018.

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

B. Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on August 30, 2018, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).

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

According to the relevant requirements of CSRC and the Shanghai Stock Exchange, our Board of Directors approved at the 2014 second regular meeting that amendments be made to corresponding terms in the articles of association of our Company in connection with the priority of cash dividends to share dividends in profit distributions and intervals for cash dividend distributions. Such amendments were submitted to the 2013 annual general meeting of our Company for approval.

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

The promoter of the Company is: China Eastern Air Holding Company.”

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

On June 21, 2018, our shareholders approved further amendments to the Articles of Association:

Article 1: “The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business license from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organization code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company Limited. ”

On August 30, 2018, our shareholders approved further amendments to the Articles of Association.

Article 9: “These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

These articles of association are actionable by a shareholder against the Company and vice versa, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior administrative officers of the Company in respect of rights and obligations concerning the affairs of the Company arising out of these articles of association.

The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

The other senior administrative officers as referred herein shall refer to the financial controller, the secretary of the board of directors and the general counsel legal adviser of the Company and the senior administrative officers appointed by the board of directors excluded in preceding paragraphs. ”

Article 14: “The scope of business of the Company shall comply with those items approved by the companies registration authority. The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce (excluding value-added telecommunication services such as third party platforms); in-flight supermarket (excluding products sold under quota licenses and special permits); wholesale and retail of goods. ”

Article 97: “The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

......

(9) to appoint or dismiss the Company’s general manager, to appoint or dismiss the secretary of the board of directors and pursuant to the general manager’s nominations to appoint or dismiss the deputy general manager, the financial controller, the general counsel legal adviser and other senior administrative officers of the Company and decide on their remuneration;

...... ”

Article 99: “The board of directors shall carry out its duties in compliance with the laws, administrative regulations, these articles of association and resolutions of the Shareholders’ general meetings. The board of directors shall establish a risk prevention system of the Company, such as the general counsel legal adviser system, to ensure the Company’s operation is in compliance with the requirements of the laws and regulations of the State. ”

Article 117: “ The supervisory committee shall be composed of three (3) to five (5) supervisors. The term of office of supervisors shall be three (3) years renewable upon re-election and reappointment. The supervisory committee shall have one chairman who is subject to election or removal with the consent of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be three (3) years renewable upon re-election and re-appointment. ”

Article 118: “ The supervisory committee shall comprise representatives of shareholders who shall be elected or removed by the shareholders in general meeting and representatives of staff and workers of the Company who shall be elected or removed democratically by the staff and workers, of which not less than one-third shall be representatives of staff and workers. ”

On June 21, 2018, our shareholders also approved below amendments to the Articles of Association in relation to the non-public issuance of A shares and H shares. Such amendments will become effective subject to the completion of the non-public issuance of A shares and the non-public issuance of H shares.

Article 21: “As approved by the CSRC, the total amount of shares of the Company is [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] shares. ”

Article 22: “The Company has issued a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] ordinary shares, comprising a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] A Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company, a total of [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results] H Shares, representing [Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]% of the total share capital of the Company. ”

Article 25: “The registered capital of the Company is RMB[Number to be determined according to the issuance proposal approved by the relevant regulatory authorities and the issuance results]. ”

C. Material Contracts

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

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as a capital asset. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. If a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from the sales of H shares effected on the Hong Kong Stock Exchange as these gains are considered to be trading gains derived from Hong Kong. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for unincorporated businesses (i.e. individuals). From the year of assessment 2018/19, a concessionary tax rate (i.e. half of the current tax rate) can apply to corporations or unincorporated businesses for the first HK$2 million of assessable profits subject to applicable conditions.

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

Enterprises

Under the EIT Law amended in 2018 and the implementation regulations to the EIT Law, effective from January 1, 2008, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. The rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

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

United States Federal Income Taxation

Each potential investor is strongly urged to consult his or her own tax adviser to determine the particular U.S. federal, state, local, treaty and foreign tax consequences and US reporting and compliance requirement of acquiring, owning or disposing of the H Shares or ADSs.

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

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “— China Taxation”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax adviser about the eligibility for reduction of PRC withholding tax.

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

We encourage you to consult your own tax adviser concerning the U.S. federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2018, the notional amount of our outstanding interest rate swap agreements was approximately US$1,102 million. The net fair value of the outstanding interest rate swap agreements gave rise to an asset of approximately RMB223 million as of December 31, 2018. These interest rate swap agreements will expire between 2019 and 2025. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB112 million in 2018.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our financial lease obligations as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2018, the notional amount of the outstanding currency forward contracts was approximately US$655 million, which will expire in 2019.

Pursuant to IFRSs, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at year-end, at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2018, we had foreign exchange loss of RMB2,040 million. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2018 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
(Decrease)/Increase
U.S. dollar depreciates by 1%	178
Japanese yen depreciates by 1%	24
SGD depreciates by 1%	23
Euro depreciates by 1%	26
KRW depreciates by 1%	7

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for us. If the average price of jet fuel had increased or decreased by 5%, our jet fuel costs would have increased or decreased by approximately RMB1,684 million in 2018. The sensitivity analysis of jet fuel price risk is disclosed in Note 52 to the consolidated financial statements. In 2018, we have not conducted aviation fuel hedging activities.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the New York Stock Exchange under the symbol “CEA.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. BNYM’s principle executive office is at 240 Greenwich Street, New York City, New York, U.S. ADS holders are required to pay the following service fees to BNYM:

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

For the past annual period, from January 1, 2018 to December 31, 2018, the Company received from the depositary an aggregate of US$79,639.1 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$119,864.2.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRSs.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in Shanghai, the PRC, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2018, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our Directors, supervisors, President, Chief Financial Officer and other senior managers of our Company. We have filed this code of ethics as Exhibit 11.1 to this annual report (which is incorporated by reference). A copy of our code of ethics will be provided to any person free of charge upon written request to Wang Jian, Secretary Office of the Board of Directors, China Eastern Airlines Corporation Limited at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, China.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young Hua Ming LLP for the year ended December 31, 2017 and 2018, and all other fees billed for products and services provided by our principal accountants other than the audit fees and audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2017	17,250,000	1,380,000	121,881	—
2018	16,150,000	55,000	199,673	2,130,000

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRSs & PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2017 and 2018.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2018 primarily consist of fees for the verification services of revenue regarding the bellyhold space and robotic process automation services.

Audit-Related fees for the year ended December 31, 2017 primarily consist of fees for the verification services of revenue regarding the bellyhold space and diagnosis over the IFRS 16.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent registered public accounting firm. The pre-approval procedures are as follows:

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

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

Item 16F. Changes in Registrant’s Certifying Accountant

(a) Change of Principal Accountant

On March 30, 2017, Ernst & Young was not re-appointed as our independent registered public accounting firm.

The audit report of Ernst & Young on our consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 did not contain any adverse opinion or a disclaimer of opinion, nor was such report qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.

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

We have provided Ernst & Young with a copy of the disclosures under Item 16F(a) as included herein and have requested that Ernst & Young furnish us with a letter addressed to the SEC stating whether Ernst & Young agrees with the foregoing statements. A copy of the letter dated April 25, 2018, furnished by Ernst & Young in response to that request was filed as Exhibit 15.1 to this Form 20-F (which is incorporated by reference).

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board of Directors be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have five independent directors out of a total of seven Directors.

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non- management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee	Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.	There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. The Audit and Risk Management Committee of the Company is composed of three members, all of which are independent non-executive Directors.

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.

The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive Directors.

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

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent nonexecutive Directors.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2018 Hong Kong Annual Report, which can be accessed through the following link:

http://www3.hkexnews.hk/listedco/listconews/SEHK/2019/0425/LTN201904251949.pdf

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-93.

Item 19. Exhibits

(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on August 30, 2018 (English translation) (Furnished to the Securities and Exchange Commission on our Form 6-K as filed on August 31, 2018).**

2.1	Specimen Certificate for the H Shares.**

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts (Filed as FORM OF DEPOSIT AGREEMENT on our Form F-6 as filed on July 26, 2010).**

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties (Filed as Exhibit 4.27 to our Form 20-F as filed on April 24, 2013).*/**

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS (Filed as Exhibit 4.28 to our Form 20-F as filed on April 24, 2013).*/**

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company (Filed as Exhibit 4.29 to our Form 20-F as filed on April 24, 2013).*/**

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company (Filed as Exhibit 4.30 to our Form 20-F as filed on April 24, 2013).*/**

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.5 to our Form 20-F as filed on April 25, 2015).*/**

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.6 to our Form 20-F as filed on April 25, 2015).*/**

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS (Filed as Exhibit 4.7 to our Form 20-F as filed on April 25, 2015).*/**

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company (Filed as Exhibit 4.8 to our Form 20-F as filed on April 25, 2016).*/**

8.1	List of Subsidiaries (as of December 31, 2018).

11.1	Code of Ethics (English translation) (Filed as Exhibit 11.1 to our Form 20-F as filed on June 24, 2008).**

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from Ernst & Young with respect to the disclosures under Item 16F(a). **

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 26, 2019

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2.2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers, the impairment of financial assets, the recognition, measurement, presentation and disclosure of certain equity investments using a modified retrospective approach in the year ended December 31, 2018.

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
April 26, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on Internal Control Over Financial Reporting

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Eastern Airlines Corporation Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the year ended December 31, 2018, and the related notes and our report dated April 26, 2019 expressed an unqualified opinion thereon.

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
April 26, 2019

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Eastern Airlines Corporation Limited

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of China Eastern Airlines Corporation Limited (the “Company”) for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong
April 27, 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

(Amounts in millions except for per share data)

		2018	2017	2016
	Notes	RMB million	RMB million	RMB million
Revenues	5	115,278	102,475	98,904
Other operating income and gains	6	6,592	7,481	5,469

		121,870	109,956	104,373

Operating expenses
Aircraft fuel		(33,680)	(25,131)	(19,626)
Take-off and landing charges		(14,914)	(13,254)	(12,279)
Depreciation and amortization		(15,313)	(13,969)	(12,154)
Wages, salaries and benefits	7	(22,134)	(20,320)	(18,145)
Aircraft maintenance		(3,738)	(5,346)	(4,960)
Impairment charges	8	(318)	(494)	(39)
Impairment losses on financial assets, net	9	(27)	3	10
Food and beverages		(3,383)	(3,090)	(2,862)
Aircraft operating lease rentals		(4,306)	(4,318)	(4,779)
Other operating lease rentals		(928)	(836)	(868)
Selling and marketing expenses		(3,807)	(3,294)	(3,133)
Civil aviation development fund		(2,235)	(2,080)	(1,945)
Ground services and other expenses		(2,845)	(3,248)	(5,058)
Fair value changes of financial asset at fair value through profit or loss		(27)	—	—
Gain/(loss) on fair value changes of derivative financial instruments	10	311	(311)	2
Indirect operating expenses		(5,217)	(4,837)	(6,051)

Total operating expenses		(112,561)	(100,525)	(91,887)

Operating profit	11	9,309	9,431	12,486
Share of results of associates	22	170	202	148
Share of results of joint ventures	23	34	49	39
Finance income	12	110	2,112	96
Finance costs	13	(5,767)	(3,184)	(6,272)

Profit before income tax		3,856	8,610	6,497
Income tax expense	14	(926)	(1,800)	(1,542)

Profit for the year		2,930	6,810	4,955

Other comprehensive income for the year
Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax	25	43	35	107
Fair value changes of available-for-sale investments, net of tax		—	115	40
Share of other comprehensive income of an associate, net of tax		—	10	(1)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		43	160	146

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(247)	—	—
Share of other comprehensive income of an associate, net of tax	22	(24)	—	—
Actuarial losses/(gains) on the post-retirement benefit obligations, net of tax	41	(115)	124	(410)

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(386)	124	(410)

Other comprehensive income for the year, net of tax		(343)	284	(264)

Total comprehensive income for the year		2,587	7,094	4,691

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

(Amounts in millions except for per share data)

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Profit attributable to:
Equity holders of the Company		2,698	6,342	4,498
Non-controlling interests		232	468	457

Profit for the year		2,930	6,810	4,955

Total comprehensive income attributable to:
Equity holders of the Company		2,358	6,619	4,237
Non-controlling interests		229	475	454

Total comprehensive income for the year		2,587	7,094	4,691

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	16	0.19	0.44	0.33

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(Amounts in millions except for per share data)

		2018	2017
	Notes	RMB million	RMB million
Non-current assets
Property, plant and equipment	17	180,104	166,856
Investment properties	18	724	302
Prepayments for land use rights	19	1,387	1,717
Intangible assets	20	11,609	11,596
Advanced payments on acquisition of aircraft	21	21,942	24,752
Investments in associates	22	1,696	1,654
Investments in joint ventures	23	577	557
Available-for-sale investments	24	—	800
Equity investments designated at fair value through other comprehensive income	24	1,247	—
Derivative financial instruments	25	222	151
Other non-current assets	26	3,370	2,927
Deferred tax assets	27	207	122

		223,085	211,434

Current assets
Flight equipment spare parts	28	1,950	2,185
Trade and notes receivables	29	1,436	2,124
Financial asset at fair value through profit or loss	30	96	—
Prepayments and other receivables	31	11,776	9,314
Derivative financial instruments	25	1	—
Assets classified as held for sale	32	11	14
Restricted bank deposits and short-term bank deposits	33	16	51
Cash and cash equivalents	34	646	4,605

		15,932	18,293

Current liabilities
Sales in advance of carriage		—	7,043
Trade and bills payables	35	4,040	3,184
Contract liabilities	36	8,811	—
Other payables and accruals	37	21,143	19,864
Current portion of obligations under finance leases	38	9,364	9,241
Current portion of borrowings	39	29,259	39,090
Income tax payable		273	593
Current portion of provision for return condition checks for aircraft under operating leases	40	145	981
Derivative financial instruments	25	29	324
Liabilities directly associated with the assets classified as held for sale		—	8

		73,064	80,328

Net current liabilities		(57,132)	(62,035)

Total assets less current liabilities		165,953	149,399

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018 and 2017

(Amounts in millions except for per share data)

		2018	2017
	Notes	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	38	68,063	57,627
Borrowings	39	25,867	24,711
Provision for return condition checks for aircraft under operating leases	40	2,761	2,038
Contract liabilities	36	1,585	—
Derivative financial instruments	25	—	1
Post-retirement benefit obligations	41	2,544	2,502
Other long-term liabilities	42	3,448	3,724
Deferred tax liabilities	27	84	18

		104,352	90,621

Net assets		61,601	58,778

Equity
Equity attributable to the equity holders of the Company
– Share capital	43	14,467	14,467
– Reserves	44	43,541	40,893

		58,008	55,360

Non-controlling interests		3,593	3,418

Total equity		61,601	58,778

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Retained		Non-controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2016	13,140	19,103	5,168	37,411	2,520	39,931
Profit for the year	—	—	4,498	4,498	457	4,955
Other comprehensive income	—	(261)	—	(261)	(3)	(264)

Total comprehensive income for the year	—	(261)	4,498	4,237	454	4,691
Issue of shares	1,327	7,213	—	8,540	—	8,540
Interim 2016 dividend	—	—	(738)	(738)	—	(738)
Dividends paid to non-controlling interests	—	—	—	—	(58)	(58)
Transfer from retained profits	—	144	(144)	—	—	—

At December 31, 2016	14,467	26,199 *	8,784 *	49,450	2,916	52,366

Profit for the year	—	—	6,342	6,342	468	6,810
Other comprehensive income	—	277	—	277	7	284

Total comprehensive income for the year	—	277	6,342	6,619	475	7,094
Final 2016 dividend	—	—	(709)	(709)	—	(709)
Disposal of a subsidiary	—	—	—	—	87	87
Dividends paid to non-controlling interests	—	—	—	—	(60)	(60)
Transfer from retained profits	—	212	(212)	—	—	—

At December 31, 2017	14,467	26,688 *	14,205 *	55,360	3,418	58,778

Effect of adoption of IFRS9	—	667	(22)	645	—	645
Effect of adoption of IFRS15	—	—	383	383	3	386

At January 1, 2018 (restated)	14,467	27,355	14,566	56,388	3,421	59,809

Profit for the year	—	—	2,698	2,698	232	2,930
Other comprehensive income		(340)	—	(340)	(3)	(343)

Total comprehensive income for the year	—	(340)	2,698	2,358	229	2,587
Final 2017 dividend	—	—	(738)	(738)	—	(738)
Dividend paid to non-controlling interests	—	—	—	—	(57)	(57)
Transfer from retained profits	—	30	(30)	—	—	—

At December 31, 2018	14,467	27,045 *	16,496 *	58,008	3,593	61,601

*	These reserve accounts comprise the consolidated reserves of RMB43,541 million (2017: RMB 40,893 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2018, 2017 and 2016

(Amounts in millions except for per share data)

			2018	2017	2016
	Notes		RMB million	RMB million	RMB million
Cash flows from operating activities
Cash generated from operations	47	(a)	24,047	21,108	26,154
Income tax paid			(1,709)	(1,536)	(1,261)

Net cash flows from operating activities			22,338	19,572	24,893

Cash flows from investing activities
Additions to property, plant and equipment			(10,653)	(7,796)	(21,533)
Additions to prepayments for land use rights			(34)	(8)	(86)
Additions to intangible assets			(165)	(126)	(232)
Advanced payments on acquisition of aircraft			(15,342)	(16,759)	(16,864)
Advance from disposal of prepayments for land use rights			—	269	—
Investment in associates			—	(47)	—
Investment in an joint venture			(16)	(17)	—
(Net) proceeds from disposal of a subsidiary	46		(11)	1,897	—
Proceeds from disposal of property, plant and equipment			5,493	1,043	690
Proceeds from novation of purchase rights			7,483	—	—
Proceeds from disposal of assets classified as held for sale			—	—	518
Proceeds from disposal of intangible assets			1	1	—
Proceeds from disposal of investment in an associate			—	12	12
Proceeds from disposal of available-for-sale investments			—	5	—
Proceeds from disposal of prepayments for land use rights			158	3	56
Decrease/(increase) in restricted and short-term bank deposits			—	3	(1)
Interest received			71	111	96
Dividends received			252	97	164
Settlement relating to derivative financial instruments			1	—	—
Loan to a joint venture			(20)	—	—
Proceeds from repayment of loans to a joint venture			2	—	—

Net cash flows used in investing activities			(12,780)	(21,312)	(37,180)

Cash flows from financing activities
Proceeds from issuance of shares			—	—	8,540
Proceeds from draw-down of short-term bank loans			19,144	33,629	39,159
Proceeds from draw-down of long-term bank loans			8,000	—	7,518
Proceeds from issuance of short-term debentures			31,000	29,000	47,500
Proceeds from issuance of long-term debentures and bonds			2,938	2,450	12,526
Proceeds from draw-down of other financing activities			10,693	12,320	19,027
Repayments of short-term bank loans			(36,066)	(18,383)	(36,728)
Repayments of long-term bank loans			(7,592)	(3,246)	(28,803)
Repayments of short-term debentures			(26,500)	(36,000)	(46,000)
Repayments of long-term debentures and bonds			—	—	(5,497)
Repayments of principal of finance lease obligations			(9,629)	(10,587)	(8,606)
Interest paid			(4,359)	(3,706)	(3,206)
Settlement relating to derivative financial instruments			(392)	—	—
Dividends paid			(738)	(709)	(738)
Dividends paid to non-controlling interests of subsidiaries			(57)	(60)	(58)

Net cash flows (used in)/from financing activities			(13,558)	4,708	4,634

Net (decrease)/increase in cash and cash equivalents			(4,000)	2,968	(7,653)
Cash and cash equivalents at beginning of year			4,616	1,695	9,080
Effect of foreign exchange rate changes, net			30	(47)	268

Cash and cash equivalents at December 31			646	4,616	1,695

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

1	CORPORATE AND GROUP INFORMATION

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

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on March 28, 2019.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries at the end of the reporting period are as follows:

	Place and date of		Percentage of
	incorporation/	Issued ordinary/	equity attributable
	registration and	registered share	to the Company
Name	place of business	capital	Direct	Indirect	Principal activities
		million
China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC/Mainland China April 7, 1993	RMB2,000	62.56%	—	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”)	PRC/Mainland China August 16, 2002	RMB1,750	60%	—	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC/Mainland China December 18, 1995	RMB694	100%	—	Provision of flight training services
Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC/Mainland China March 16, 2010	RMB500	100%	—	Provision of airline services
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC/Mainland China November 19, 2014	RMB4,300	100%	—	Provision of airline maintenance services
China Eastern Business Jet Co., Ltd.	PRC/Mainland China September 27, 2008	RMB50	100%	—	Provision of business aviation services
China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC/Mainland China August 2, 2011	RMB3,662	90.36%	—	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong June 10, 2011	HKD280	100%	—	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. (“China United Airlines”)	PRC/Mainland China September 21, 1984	RMB1,320	100%	—	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China March 18, 1998	RMB70	100%	—	Provision of hotel services primarily to crew
Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC/Mainland China August 29, 1992	RMB50	100%	—	Tour operations, travel and air ticketing agency and transportation
China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC/Mainland China November 21, 2011	RMB498	100%	—	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”)	PRC/Mainland China December 1, 2014	RMB50	100%	—	E-commerce platform and ticket agent

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2018. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

Going concern

As at December 31, 2018, the Group’s current liabilities exceeded its current assets by approximately RMB57.13 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2019;

•	Unutilized banking facilities of approximately RMB56.20 billion as at December 31, 2018; and

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers
Amendments to IAS 40	Transfers of Investment Property
IFRIC 22	Foreign Currency Transactions and Advance Consideration
Annual Improvements	Amendments to IFRS 1 and IAS 28
2014-2016 Cycle

Other than as explained below regarding the impact of IFRS 9 and IFRS 15, the adoption of the above new and revised standards has had no significant financial effect on these financial statements.

(a)

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

The Group has recognized the transition adjustments against the applicable opening balances in equity at January 1, 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 39.

Classification and measurement

The following information sets out the impacts of adopting IFRS 9 on the statement of financial position, including the effect of replacing IAS 39’s incurred credit loss calculations with IFRS 9’s expected credit losses (“ECLs”).

A reconciliation between the carrying amounts under IAS 39 and the balances reported under IFRS 9 as at January 1, 2018 is as follows:

			IAS 39						IFRS 9
			measurement			Re-		Remea-	measurement
	Notes		Category		Amount	classification	ECL	surement	Amount	Category
					RMB	RMB	RMB	RMB	RMB
					million	million	million	million	million
Financial assets
Equity investments designated at fair value through other comprehensive income			N/A		—	677	—	895	1,572	FVOCI (equity	[1] )
From: Available-for-sale investments	(i	)				677	—	—
Available-for-sale investments			AFS	[2]	800	(800)	—	—	—	N/A
To: Equity investments designated at fair value through other comprehensive income	(i	)				(677)	—	—
To: Financial assets at fair value through profit or loss	(ii	)				(123)	—	—
Financial assets at fair value through profit or loss			FVPL	[5]	—	123	—	—	123	FVPL
From: Available-for-sale investments	(ii	)				123	—	—
Trade and notes receivables	(iii	)	L&R	[3]	2,124	—	(31)	—	2,093	AC	[4]

Total assets					2,924	—	(31)	895	3,788

Other liabilities
Deferred tax liabilities					18	—	(8)	224	234

Total liabilities					18	—	(8)	224	234

1    FVOCI:     Financial assets at fair value through other comprehensive income

2     AFS:         Available-for-sale investments

3     L&R:        Loans and receivables

4     AC:          Financial assets or financial liabilities at amortized cost

5     FVPL:      Financial assets at fair value through profit or loss

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

(a)	(continued)

Notes:

(i)	The Group has elected the option to irrevocably designate certain of its previous available-for-sale equity investments as equity investments at fair value through other comprehensive income.

(ii)	The Group has classified certain of its tradable listed equity investments previously classified as available-for-sale investments as financial assets measured at fair value through profit or loss.

(iii)

The carrying amounts of the trade and notes receivables under the column “IAS 39 measurement – Amount” represent the amounts after adjustments for the adoption of IFRS 15 but before the measurement of ECLs. Further details of the adjustments for the adoption of IFRS 15 are included in note 2.2(b) to the financial statements.

Impairment

The following table reconciles the aggregate opening impairment allowances under IAS 39 to the ECL allowances under IFRS 9.

Further details are disclosed in note 29 to the financial statements.

	Impairment allowances under IAS 39 at December 31 2017 RMB million	Re-measurement RMB million	ECL allowances under IFRS 9 at January 1, 2018 RMB million
Trade and notes receivables	88	31	119

Impact on reserves and retained profits

The impact of transition to IFRS 9 on reserves and retained profits is as follows:

Reserves and retained profits RMB million
Fair value reserve under IFRS 9
(available-for-sale investment revaluation reserve under IAS 39)
Balance as at December 31, 2017 under IAS 39	391
Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss	(1)
Remeasurement of equity investments designated at fair value through other comprehensive income previously measured at cost under IAS 39	895
Deferred tax in relation to the above	(224)
Non-controlling interests in relation to the above	(3)

Balance as at January 1, 2018 under IFRS 9	1,058

Retained profits
Balance as at December 31, 2017 under IAS 39	14,205
Reclassification of a financial asset from available-for-sale investment to financial asset at fair value through profit or loss	1
Recognition of expected credit losses for trade receivables under IFRS 9	(31)
Deferred tax in relation to the above	9

Balance as at January 1, 2018 under IFRS 9	14,183

(b)

IFRS 15 and its amendments replace IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The disclosures are included in note 5 to the financial statements. As a result of the application of IFRS 15, the Group has changed the accounting policy with respect to revenue recognition in note 2.4 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

(b)	(continued)

The Group has adopted IFRS 15 using the modified retrospective method of adoption. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Group has elected to apply the standard to contracts that are not completed as at January 1, 2018.

The cumulative effect of the initial application of IFRS 15 was recognized as an adjustment to the opening balance of retained profits as at January 1, 2018. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related interpretations.

Set out below are the amounts by which each financial statement line item was affected as at January 1, 2018 as a result of the adoption of IFRS 15:

		Increase/(decrease)
	Notes	RMB million
Liabilities
Sales in advance of carriage	(i)	(7,043)
Other payables and accruals	(i)	(1,210)
Other long-term liabilities	(i)	(1,525)
Contract liabilities	(i),(ii),(iii),(iv)	9,267
Deferred tax liabilities	(v)	128

Total liabilities		(383)

Equity
Retained profits	(ii),(iii),(iv),(v)	383

Total equity		383

Set out below are the amounts by which each financial statement line item was affected as at December 31, 2018 and for the year ended December 31, 2018 as a result of the adoption of IFRS 15. The adoption of IFRS 15 has had no impact on other comprehensive income or on the Group’s operating, investing and financing cash flows. The first column shows the amounts recorded under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted:

Consolidated statement of profit or loss for the year ended December 31, 2018:

		Amounts prepared under
		IFRS 15 RMB	Previous IFRS RMB	Increase/ (decrease) RMB
	Notes	million	million	million
Revenue	(ii),(iii),(iv)	115,278	115,000	278
Operating profit		9,309	9,031	278

Profit before income tax		3,856	3,578	278
Income tax expense	(v)	(926)	(856)	(70)

Profit for the year		2,930	2,722	208

Profit attributable to:
Equity holders of the Company		2,698	2,492	206
Non-controlling interests		232	230	-2

		2,930	2,722	208

Earnings per share attributable to the equity holders of the Company during the year
- Basic and diluted (RMB)		0.19	0.17	0.02

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

(b)	(continued)

Consolidated statement of financial position as at December 31, 2018:

		Amounts prepared under
			Previous	Increase/
		IFRS 15	IFRS	(decrease)
		RMB	RMB	RMB
	Notes	million	million	million
Sales in advance of carriage	(i)	—	8,559	(8,559)
Other payables and accruals	(i)	21,143	21,968	(825)
Other long-term liabilities	(i)	3,448	5,249	(1,801)
Contract liabilities	(i),(ii),(iii),(iv)	10,396	—	10,396
Income tax payable	(v)	273	75	198
Total liabilities		177,416	178,007	(591)
Net assets		61,601	61,010	591
Retained profits	(ii),(iii),(iv),(v)	16,496	15,905	591
Non-controlling interests	(v)	58,008	58,006	2
Total equity		61,601	61,008	593

The nature of the adjustments as at January 1, 2018 and the reasons for the significant changes in the statement of financial position as at December 31, 2018 and the statement of profit or loss for the year ended December 31, 2018 are described below:

(iv)	Reclassification

Before the adoption of IFRS 15, the Group recognized consideration received from customers in advance of carriage as sales in advance of carriage, and frequent flyer program liabilities and other consideration received from customers as other payables and accruals and other long-term liabilities. Under IFRS 15, the amounts are classified as contract liabilities. Therefore, upon the adoption of IFRS 15, the Group reclassified RMB7,043 million, RMB1,210 million and RMB1,525 million from sales in advance of carriage, other payables and accruals and other long-term liabilities, respectively, to contract liabilities as at January 1, 2018.

As at December 31, 2018, under IFRS 15, RMB8,559 million, RMB825 million and RMB1,801 million from sales in advance of carriage, other payables and accruals and other long-term liabilities respectively were reclassified to contract liabilities.

(ii)	Frequent flyer program

Prior to the adoption of IFRS 15, the Group used the residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights, which were valued based on the estimated redemption value. Revenue is recognized when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and recognizes frequent flyer program liabilities under contract liabilities. Accordingly, there was an increase in retained profits of RMB33 million before tax effect as at January 1, 2018.

Considering the relative stand-alone selling price approach used for recognizing frequent flyer program liabilities, revenue was increased by RMB113 million for the year ended December 31, 2018 and there was an increase in retained profits of RMB146 million before tax effect as at December 31, 2018.

(iii)	Passenger ticket breakage

Passenger ticket breakage refers to the tickets that will expire unused. Prior to the adoption of IFRS 15, the Group recognized revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group estimates the value of passenger ticket breakage and recognizes revenue at the scheduled flight date. Accordingly, there was an increase in retained profits of RMB509 million before tax effect as at January 1, 2018.

Considering the change in timing of revenue recognition for the passenger ticket breakage, revenue was increased by RMB178 million for the year ended December 31, 2018 and there was an increase in retained profits of RMB687 million before tax effect as at December 31, 2018.

(iv)	Change fees

The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded as a contract modification under IFRS 15 instead of recognizing in other revenue at the time when ticket is changed under the legacy guidance. Under IFRS 15, change fees are recognized in passenger revenue when transportation is provided. Accordingly, there was a decrease in retained profits of RMB31 million before tax effect as at January 1, 2018.

Considering the change in timing of revenue recognition for change fees, revenue was decreased by RMB13 million for the year ended December 31, 2018 and there was a decrease in retained profits of RMB44 million before tax effect as at December 31, 2018.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(b)	(continued)

(v)	Other adjustments

In addition to the adjustments described above, other items of the primary financial statements such as tax and non-controlling interests were adjusted as necessary. Retained profits were adjusted accordingly.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Definition of a Business[2]
Amendments to IFRS 9	Prepayment Features with Negative Compensation[1]
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and its Associate
and IAS 28	or Joint Venture[4]
IFRS 16	Leases[1]
IFRS 17	Insurance Contracts[3]
Amendments to IAS 1 and IAS 8	Definition of Material[2]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[1]
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[1]
IFRIC 23	Uncertainty over Income Tax Treatments[1]
Annual Improvements	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23[1]
2015-2017 Cycle

[1]	Effective for annual periods beginning on or after January 1, 2019
[2]	Effective for annual periods beginning on or after January 1, 2020
[3]	Effective for annual periods beginning on or after January 1, 2021
[4]	No mandatory effective date yet determined but available for adoption

Further information about these IFRSs that are expected to be applicable to the Group is described below:

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from January 1, 2020.

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

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

The Group plans to adopt the transitional provisions in IFRS 16 to recognize the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019 and will not restate the comparatives. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. The right-of-use asset will be measured differently between lease contracts related to aircraft and other assets.

For lease contracts related to aircraft, the right-of-use asset will be recognized at its carrying amount as if the standard had been applied since the commencement date, but discounted using the lessee’s incremental borrowing rate at the date of initial application; For lease contracts related to other assets, the right-of-use asset will be recognized at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before the date of initial application.

The Group plans to use the exemptions allowed by the standard on lease contracts whose lease terms end within 12 months as of the date of initial application. During 2018, the Group has assessed the impact of the adoption of IFRS 16 and is currently in the process of completing the analysis. The adoption of this standard will have a significant impact on the consolidated statement of financial position as the new standard will require all leases with durations greater than twelve months to be recognized on the balance sheet.

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from January 1, 2020. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 28 clarify that the scope exclusion of IFRS 9 only includes interests in an associate or joint venture to which the equity method is applied and does not include long-term interests that in substance form part of the net investment in the associate or joint venture, to which the equity method has not been applied. Therefore, an entity applies IFRS 9, rather than IAS 28, including the impairment requirements under IFRS 9, in accounting for such long-term interests. IAS 28 is then applied to the net investment, which includes the long-term interests, only in the context of recognizing losses of an associate or joint venture and impairment of the net investment in the associate or joint venture. The Group expects to adopt the amendments on January 1, 2019 and will assess its business model for such long-term interests based on the facts and circumstances that exist on January 1, 2019 using the transitional requirements in the amendments. The Group also intends to apply the relief from restating comparative information for prior periods upon adoption of the amendments.

IFRIC 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from January 1, 2019. The interpretation is not expected to have any significant impact on the Group’s financial statements.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in associates and joint ventures (continued)

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

Revenue recognition (applicable from January 1, 2018)

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (applicable from January 1, 2018) (continued)

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a)

Passenger, cargo and mail revenues are recognized as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognizes revenue at the scheduled flight date.

(b)	Revenues from the provision of ground services, tour services, ticket cancellation services and other travel related services are recognized when the services are rendered.

(c)	Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized upon ticket sales.

(d)

The Group operates a frequent flyer program called “Eastern Miles” that provides mainly travel awards to program members based on accumulated mileage. A portion of revenue attributable to the award of frequent flyer benefits is deferred until they are utilized. The Group applies the relative standalone selling price approach to allocate a portion of sales to the mileage points issued and recognizes in contract liabilities as frequent flyer program liabilities. The portion of sales attributable to the award of frequent flyer benefits is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate, which is deferred until they are utilized and expired.

(e)	Sale of goods

Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Revenue from other sources

Rental income is recognized on a time proportion basis over the lease terms.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract liabilities (applicable from January 1, 2018)

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (applicable before January 1, 2018)

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

(vi)	Frequent flyer program

The Group operates a frequent flyer program that provide travel awards to program members based on accumulated miles. A portion of passenger revenue attributable to the award of frequent flyer benefits is deferred and recognized when the miles have been redeemed or have expired.

(vii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate method.

The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sales have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (continued)

(i)	Goodwill (continued)

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

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets (continued)

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

Prepayments for land use rights

Prepayments for land use rights under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

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

Investments and other financial assets (policies under IFRS 9 applicable from January 1, 2018)

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition (applicable from January 1, 2018)” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (policies under IFRS 9 applicable from January 1, 2018) (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt investments at fair value through other comprehensive income if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the statement of profit or loss.

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments	and other financial assets (policies under IFRS 9 applicable from January 1, 2018) (continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Investments and other financial assets (policies under IAS 39 applicable before January 1, 2018)

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

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition (applicable before January 1, 2018)” below.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (policies under IAS 39 applicable before January 1, 2018) (continued)

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in other income and gains in the statement of profit or loss. The loss arising from impairment is recognized in the statement of profit or loss in finance costs for loans and in other expenses for receivables.

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

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the statement of profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to the statement of profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in the statement of profit or loss as other income.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Derecognition of financial assets (policies under IFRS 9 applicable from January 1, 2018 and policies under IAS 39 applicable before January 1, 2018)

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018)

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt investments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

Stage 1 –	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 –

Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 –

Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018) (continued)

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment of financial assets (policies under IAS 39 applicable before January 1, 2018)

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

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of profit or loss, is removed from other comprehensive income and recognized in the statement of profit or loss.

In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from other comprehensive income and recognized in the statement of profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through the statement of profit or loss. Increases in their fair value after impairment are recognized directly in other comprehensive income.

The determination of what is “significant” or “prolonged” requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, derivative financial instruments, obligations under finance leases and borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

Financial guarantee contracts (policies under IFRS 9 applicable from January 1, 2018)

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognized initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contracts at the higher of: (i) the ECL allowance determined in accordance with the policy as set out in “Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018)”; and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

Financial guarantee contracts (policies under IAS 39 applicable before January 1, 2018)

A financial guarantee contract is recognized initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognized less, when appropriate, cumulative amortization.

Derecognition of financial liabilities (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Initial recognition and subsequent measurement

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

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018) (continued)

Initial recognition and subsequent measurement (continued)

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

Before January 1, 2018, the documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group assessed the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Starting from January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is “an economic relationship” between the hedged item and the hedging instrument.

•	The effect of credit risk does not “dominate the value changes” that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognized in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and hedge accounting (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018) (continued)

For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss.

If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

•

Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item.

•	Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract.

•

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use.

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

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligations under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, the Group continues to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits

(i)	Defined contribution plans

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations

Business combinations not under common control are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

3	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

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

(a)	Passenger ticket breakage

The Group recognizes traffic revenues in accordance with the accounting policy stated in note 2.4 to the financial statements. Passenger ticket breakage is recognized as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognizes revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage.

(b)	Frequent flyer program (“FFP”)

Passenger ticket sales earning mileage credits under the Company’s FFP provide customers with mileage credits earned and air transportation. The portion of sales attributable to the award of frequent flyer benefits is allocated applying a relative standalone selling price approach. The Group estimates the standalone fair value of the mileage credits by reference to the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as equivalent ticket value (“ETV”). The estimate of ETV is adjusted for mileage credits that are not likely to be redeemed (“mileage credits breakage”). Management uses models to estimate breakage based on historical redemption patterns and unredeemed information. A change in assumptions as to the actual redemption activity for mileage credits or the estimated fair value of mileage credits expected to be redeemed could have a material impact on the revenue in the year in which the change occurs and in future years.

Mileage credits breakage is recognized as revenue proportionally during the year in which the remaining mileage credits are actually redeemed.

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

Additional information regarding the retirement benefit plan is disclosed in note 41 to the financial statements.

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

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

3	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

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

(j)	Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 51 to the financial statements. The valuation requires the Group to determine the comparabl~~e~~ companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3.

4	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

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

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended December 31, 2018 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue
From external customers	112,228	2,702	—	—	114,930
Inter-segment sales	—	1,425	(1,425)	—	—

Reportable segment revenue	112,228	4,127	(1,425)	—	114,930

Reportable segment profit before income tax	2,360	958	—	549	3,867

Other segment information
Depreciation and amortization	15,051	251	—	—	15,302
Impairment charges	338	7	—	—	345
Interest income	127	398	(415)	—	110
Interest expense	3,807	335	(415)	—	3,727
Capital expenditure	30,670	508	—	—	31,178

The segment results for the year ended December 31, 2017 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue from external customers	97,698	4,023	—	—	101,721
Inter-segment sales	—	1,018	(1,018)	—	—

Reportable segment revenue	97,698	5,041	(1,018)	—	101,721

Reportable segment profit before income tax	6,517	363	—	1,740	8,620

Other segment information
Depreciation and amortization	13,769	190	—	—	13,959
Impairment charges	489	2	—	—	491
Interest income	109	103	(101)	—	111
Interest expense	3,080	205	(101)	—	3,184
Capital expenditure	32,149	657	—	—	32,806

The segment results for the year ended December 31, 2016 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue from external customers	94,338	4,222	—	—	98,560
Inter-segment sales	—	782	(782)	—	—

Reportable segment revenue	94,338	5,004	(782)	—	98,560

Reportable segment profit before income tax	5,788	397	—	322	6,507

Other segment information
Depreciation and amortization	12,378	160	—	—	12,538
Impairment charges	22	7	—	—	29
Interest income	100	100	(104)	—	96
Interest expense	2,553	280	(104)	—	2,729
Capital expenditure*	34,631	776	—	—	35,407

*	Capital expenditure consists of additions to property, plant and equipment, investment properties and intangible assets and long-term deferred assets.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment assets and liabilities as at December 31, 2018 and December 31, 2017 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2018
Reportable segment assets	221,208	19,255	(7,543)	3,845	236,765
Reportable segment liabilities	168,095	16,748	(7,543)	113	177,413

At December 31, 2017
Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analyzed based on the following criteria:

1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

	2018	2017	2016
	RMB million	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	76,517	67,923	63,730
International	34,744	3,624	3,516
Regional (Hong Kong, Macau and Taiwan)	4,017	30,928	31,658

Total	115,278	102,475	98,904

3)

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

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		114,930	101,721	98,560
- Reclassification of expired sales in advance of carriage	(i)	—	357	275
- Reclassification of taxes relating to the expired tickets	(i)	348	397	69

Consolidated revenue		115,278	102,475	98,904

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

4	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2018	2017	2016
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before income tax		3,867	8,620	6,507
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(11)	(10)	(10)

Consolidated profit before income tax		3,856	8,610	6,497

			2018	2017
	Notes		RMB million	RMB million
Assets
Reportable segment assets			236,765	227,464
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)		10	21
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)		2,242	2,242

Consolidated assets			239,017	229,727

			2018	2017
			RMB million	RMB million
Liabilities
Reportable segment liabilities			177,413	170,946
- Others			3	3

Consolidated liabilities			177,416	170,949

Notes:

(i)

The difference for 2017 and 2016 represents the different classification of expired sales in advance of carriage and sales related taxes and only the sales related taxes for 2018 under the PRC Accounting Standards and IFRSs.

(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

5	REVENUES

An analysis of revenue is as follows:

	2018	2017	2016
	RMB million	RMB million	RMB million
Revenue from contracts with customers	115,210	—	—
Traffic revenues	—	95,187	89,554
- Passenger	—	91,564	83,577
- Cargo and mail	—	3,623	5,977
Tour operations income	—	2,322	3,113
Ground service income	—	1,323	2,850
Cargo handling and processing income	—	69	794
Commission income	—	112	92
Others	—	3,423	2,464
Revenue from other sources		—	—
Rental income	68	39	37

	115,278	102,475	98,904

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

5	REVENUES (continued)

Revenue from contracts with customers

(i)	Disaggregated revenue information

For the year ended December 31, 2018

	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Type of goods or service
Traffic revenues
- Passenger	104,309	—	104,309
- Cargo and mail	3,627	—	3,627
Tour operations income	—	2,173	2,173
Ground service income	1,211	—	1,211
Commission income	101	—	101
Ticket cancellation fee	2,098	—	2,098
Others	1,162	529	1,691

Total revenue from contracts with customers	112,508	2,702	115,210

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	73,747	2,702	76,449
International	34,744	—	34,744
Regional (Hong Kong, Macau and Taiwan)	4,017	—	4,017

Total revenue from contracts with customers	112,508	2,702	115,210

Set out below is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information: For the year ended December 31, 2018
	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Revenue from contracts with customers
External customers	112,508	2,702	115,210
Intersegment sales	—	1,425	1,425

Intersegment adjustment and eliminations	—	(1,425)	(1,425)

Total revenue from contracts with customers	112,508	2,702	115,210

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

2018 RMB million
Revenue recognized that was included in contract liabilities at the beginning of the year:
Passenger transportation services	6,218

As at December 31, 2018, the unredeemed points awarded under the Group’s frequent flyer program included in contract liabilities amounted to RMB2,046 million. The table below presents the activity of the contract liabilities for the Group’s frequent flyer program in 2018.

2018 RMB million
At January 1	1,994
Deferred during the year	1,519
Recognized as revenue during the year	(1,227)

At December 31	2,286
Less: the related pending output value added tax therein	240

2,046

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

5	REVENUE (continued)

(ii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

Passenger transportation services

The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or unredeemed points awarded, both of which are included in contract liabilities.

Cargo and mail transportation services

The performance obligation is satisfied as services are rendered and payment is generally due within 10 days after the end of each month.

Tour services

The performance obligation is satisfied as services are rendered and payment in advance is generally required.

Ground services

The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing.

Ticket cancellation and commission services

The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered.

6	OTHER OPERATING INCOME AND GAINS

	2018	2017	2016
	RMB million	RMB million	RMB million
Co-operation routes income (note (a))	4,536	3,884	3,196
Routes subsidy income (note (b))	441	295	400
Other subsidy income (note (c))	453	762	935
Gain on disposal of items of property, plant and equipment	290	69	158
Gain on disposal of prepayments for land use rights	210	5	3
Gain on disposal of available-for-sale investments	—	4	95
Dividend income from available-for-sale investments	—	33	28
Gain on disposal of an associate	5	12	12
Dividend income from financial asset at fair value through profit or loss	6	—	—
Dividend income from equity investments designated at fair value through other comprehensive income	23	—	—
Compensation from ticket sales agents	348	271	228
Gain on disposal of a subsidiary	—	1,754	—
Others (note (e))	280	392	414

	6,592	7,481	5,469

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the negotiated agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.

(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognized for the years ended December 31, 2018, 2017 and 2016.

(e)	Others mainly represent compensation from transfer of the pilots.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

7	WAGES, SALARIES AND BENEFITS

	2018	2017	2016
	RMB million	RMB million	RMB million
Wages, salaries, bonus and allowances	17,865	16,474	14,370
Employee welfare and benefits	170	133	235
Pension (note 41(a))	2,306	1,987	1,769
Medical insurance (note (a))	706	663	606
Staff housing fund (note (b))	948	886	868
Staff housing allowances (note (c))	109	150	236
Early retirement benefits (note (d))	30	27	61

	22,134	20,320	18,145

Notes:

(a)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments.

(b)	Staff housing fund

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

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

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

Directors’ remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

7	WAGES, SALARIES AND BENEFITS (continued)

(e)	Emoluments of directors and supervisors (continued)

2018

	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*&****	—	—	—
Xu Zhao*&***	—	—	—
Gu Jiadan*&***	—	—	—
Li Yangmin*&***	—	—	—
Tang Bing*&***	—	—	—
Tian Liuwen*&***	—	—	—
Yuan Jun**	867	—	867
Independent non-executive Directors
Lin Wanli**	—	—	—
Li Ruoshan	200	—	200
Ma Weihua	200	—	200
Shao Ruiqing	200	—	200
Cai Hongping	200	—	200
Supervisors
Xi Sheng*	—	—	—
Gao Feng**	251	—	251
Li Jinde*&**	—	—	—
Ba Shengji*&***	—	—	—
Hu Jidong*&***	—	—	—
Feng Jinxiong*****	346	—	346
Jia Shaojun*&***	—	—	—

Total	2,264	—	2,264

2017
	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Xu Zhao*	—	—	—
Gu Jiadan*	—	—	—
Li Yangmin*	—	—	—
Tang Bing*	—	—	—
Tian Liuwen*	—	—	—
Independent non-executive Directors
Li Ruoshan	200	—	200
Shao Ruiqing	200	—	200
Ma Weihua	200	—	200
Cai Hongping	200	—	200
Supervisors
Xi Sheng*	—	—	—
Feng Jinxiong	584	—	584
Ba Shengji*	—	—	—
Hu Jidong	1,549	—	1,549
Jia Shaojun*	—	—	—

Total	2,933	—	2,933

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

7	WAGES, SALARIES AND BENEFITS (continued)

(e)	Emoluments of directors and supervisors (continued)

2016

	Salaries and
	allowances	Bonus	Total
	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—
Ma Xulun*	—	—	—
Xu Zhao*	—	—	—
Gu Jiadan*	—	—	—
Li Yangmin*	—	—	—
Tang Bing*	—	—	—
Tian Liuwen*	—	—	—
Independent non-executive Directors
Li Ruoshan	160	—	160
Ji Weidong******	—	—	—
Shao Ruiqing	160	—	160
Ma Weihua	160	—	160
Cai Hongping**	100	—	100
Supervisors
Yu Faming*&***	—	—	—
Xi Sheng*	—	—	—
Xu Haihua***	288	—	288
Feng Jinxiong	535	—	535
Ba Shengji*	—	—	—
Hu Jidong**	426	—	426
Jia Shaojun*&**	—	—	—

Total	1,829	—	1,829

(e)	Emoluments of directors and supervisors

*

These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**	These directors and supervisors of the Company were newly appointed or elected during the years ended December 31, 2018 and 2016, respectively.
***	These directors and supervisors of the Company resigned during the years ended December 31, 2018 and 2016, respectively.
****	Mr. Ma Xulun resigned on February 1, 2019.
*****	Mr. Feng Jinxiong passed away due to illness during the year ended December 31, 2018.
******	Mr. Ji Weidong has filed his resignation during the year ended December 31, 2015 and has fulfillied his responsibility until new director being appointed by the board in June 2016.

During the years ended December 31, 2018, 2017 and 2016, no directors and supervisors waived their emoluments.

(f)	Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2018 (2017: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2018	2017
	RMB ’000	RMB ’000
Wages, salaries, bonus and allowances	9,110	8,702

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals
	2018	2017
HK$2,000,001 to HK$2,500,000	5	5

During the year ended December 31, 2018, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2017: Nil).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

8	IMPAIRMENT CHARGES

	2018	2017	2016
	RMB million	RMB million	RMB million
Write-down of flight equipment spare parts to net realizable value (note 28)	301	112	10
Impairment charge on property, plant and equipment (note 17)	15	379	29
Impairment charge on assets classified as held for sale	2	3	—

	318	494	39

9	IMPAIRMENT LOSSES ON FINANCIAL ASSETS, NET

	2018	2017	2016
	RMB million	RMB million	RMB million
Reversal of impairment charge on trade receivables (note 29)	(21)	(3)	(1)
Accrual/(reversal) of impairment charge on other receivables	48	—	(9)

	27	(3)	(10)

10	GAIN/(LOSS) ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2018	2017	2016
	RMB million	RMB million	RMB million
Interest rate swap contracts	—	—	2
Forward foreign exchange contracts (note 25)	311	(311)	—

	311	(311)	2

11	OPERATING PROFIT

Operating profit is stated after charging the following items:

	2018	2017	2016
	RMB million	RMB million	RMB million
Amortization of intangible assets (note 20)	160	142	129
Depreciation of property, plant and equipment (note 17)
– owned	7,926	7,065	6,388
– leased (finance leases)	6,690	6,302	5,563
Depreciation of investment properties (note 18)	26	12	11
Amortization of long-term deferred assets included in other non-current assets	468	402	394
Amortization of prepayments for land use rights	43	45	63
Consumption of flight equipment spare parts	1,088	1,131	1,198
Auditors’ remuneration	17	19	18
Co-operation routes income (note 6)	(4,536)	(3,884)	(3,196)
Routes subsidy income (note 6)	(441)	(295)	(400)
Other subsidy income (note 6)	(453)	(762)	(935)
Gain on disposal of a subsidiary (note 6)	—	(1,754)	—
Foreign exchange differences, net (note 12) (note 13)	2,191	(2,001)	(3,574)

12	FINANCE INCOME

	2018	2017	2016
	RMB million	RMB million	RMB million
Interest income	110	111	96
Foreign exchange gains, net (note 13(b))	—	2,001	—

	110	2,112	96

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

13	FINANCE COSTS

	2018	2017	2016
	RMB million	RMB million	RMB million
Interest on bank borrowings	1,569	1,590	1,529
Interest relating to obligations under finance leases	2,440	1,845	1,349
Interest relating to post-retirement benefit obligations	106	98	88
Interest on bonds and debentures	468	381	359
Interest relating to interest rate swap contracts	(6)	63	122
Less: amount capitalized into advanced payments on acquisition of aircraft (Note (a)) (note21)	(850)	(793)	(749)

	3,727	3,184	2,698
Foreign exchange losses, net (note (b))	2,191	—	—
Less: amounts capitalized into advanced payments on acquisition of aircraft (note 21)	(151)	—	—

Foreign exchange difference, net (Note (b))	—	—	3,574
	5,767	3,184	6,272

Notes:

(a)	The weighted average interest rate used for interest capitalization was 3.54% per annum for the year ended December 31, 2018 (2017: 3.40% and 2016: 3.25%).
(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

14	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2018	2017	2016
	RMB million	RMB million	RMB million
Income tax	1,220	1,962	1,396
Deferred taxation (note 38)	(294)	(162)	146

	926	1,800	1,542

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) status pursuant to the “Administrative measures for the determination of high and new technology enterprises” (Guokehuofa [2016] No.32), has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 (2017:25%) as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2017: 25%).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

14	INCOME TAX EXPENSE (continued)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, is as follows:

	2018	2017	2016
	RMB million	RMB million	RMB million
Profit before income tax	3,856	8,610	6,497

Tax calculated at the tax rate of 25% (2017: 25%, 2016:25%)	964	2,152	1,624
Lower tax rates enacted by local authority	(93)	(87)	(102)
Share of results of associates and joint ventures	(51)	(63)	(37)
Income not subject to tax	(9)	(13)	(10)
Expenses not deductible for tax	88	38	117
Utilization of previously unrecognized tax losses	(60)	(253)	(51)
Unrecognized tax losses for the year	28	48	13
Utilization of previously unrecognized deductible temporary differences	(1)	(5)	(10)
Unrecognized deductible temporary differences	23	2	6
Adjustments in respect of current tax of previous periods	61	(8)	—
Super deduction of research and development costs	(24)	(11)	(8)

Tax charge	926	1,800	1,542

Effective tax rate	24.01%	20.91%	23.73%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2018, 2017 and 2016, as there are tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business.

15	DIVIDENDS

	2018	2017	2016
	RMB million	RMB million	RMB million
Interim –Nil (2017: Nil, 2016: RMB5.1 cents) per ordinary share	—	—	738
Proposed final –RMB5.1 cents
(2017: RMB5.1 cents, 2016: RMB4.9 cents) per ordinary share	—	740	709

	—	740	1,447

The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

16	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB2,698 million (2017: RMB6,342 million, 2016: RMB4,498 million) and the weighted average number of shares of 14,467,585,682 (2017: 14,467,585,682, 2016: 13,811,136,000) in issue during the year ended December 31, 2018. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended December 31, 2018, 2017 and 2016.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

17	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and
	flight equipment			Other
		Held under		property, plant	Construction
	Owned	finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2018
At December 31, 2017 and at January 1, 2018:
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	—	(70,690)

Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856

At January 1, 2018, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856
Additions	6,057	9,821	32	1,192	4,181	21,283
Disposals	(3,304)	(1,332)	(202)	(54)	—	(4,892)
Transfer from construction in progress	—	—	2,909	548	(3,457)	—
Transfer from advanced payments on acquisition of aircraft (note 21)	824	10,696	—	—	—	11,520
Transfer from investment properties (note 18)	—	—	18	—	—	18
Transfer to investment properties (note 18)	—	—	(386)	—	—	(386)
Assets included in assets classified as held for sale	(13)	—	—	—	—	(13)
Transfer from/(to) other non-current assets	—	—	—	359	(10)	349
Depreciation provided during the year	(6,817)	(6,690)	(318)	(791)	—	(14,616)
Impairment	(15)	—	—	—	—	(15)
Transfers	2,820	(2,820)	(1)	1	—	—

At December 31, 2018, net of accumulated depreciation and impairment	68,546	94,435	8,530	4,174	4,419	180,104

At December 31, 2018:
Cost	111,968	117,824	10,689	9,462	4,419	254,362
Accumulated depreciation and impairment	(43,422)	(23,389)	(2,159)	(5,288)	—	(74,258)

Net carrying amount	68,546	94,435	8,530	4,174	4,419	180,104

During the year, the Group recognized an impairment loss of approximately RMB15 million relating to aircraft, engines and flight equipment (2017: RMB379 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at December 31, 2018, the ownership certificates of buildings with a net carrying amount of RMB1,110 million (December 31, 2017: RMB1,397 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (note 39) and the Group’s aircraft held under finance leases:

	2018		2017
	Cost	Net carrying amount	Cost	Net carrying amount
	RMB million	RMB million	RMB million	RMB million
Aircraft
- pledged as collateral	11,752	8,391	11,207	8,379
- under finance leases	117,828	94,416	108,937	86,872

	129,580	102,807	120,144	95,251

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

17	PROPERTY, PLANT AND EQUIPMENT (continued)

	Aircraft, engines and
	flight equipment			Other
		Held under		property, plant	Construction
	Owned	finance leases	Buildings	and equipment	in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2017
At December 31, 2016 and at January 1, 2017:
Cost	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation and impairment	(34,914)	(19,890)	(2,450)	(5,206)	—	(62,460)

Net carrying amount	64,739	77,174	5,874	2,995	2,398	153,180

At January 1, 2017, net of accumulated depreciation and impairment	64,739	77,174	5,874	2,995	2,398	153,180
Additions	3,659	8,277	276	808	2,688	15,708
Disposals	(656)	(264)	(1)	(103)	—	(1,024)
Transfer from construction in progress	—	—	1,019	18	(1,037)	—
Transfer from advanced payments on acquisition of aircraft (note 21)	1,701	13,378	—	—	—	15,079
Transfer from investment properties (note 18)	—	—	9	—	—	9
Transfer to investment properties (note 18)	—	—	(2)	—	—	(2)
Assets included in assets classified as held for sale	—	—	—	(2)	—	(2)
Transfer to other non-current assets	—	—	—	—	(327)	(327)
Depreciation provided during the year	(6,154)	(6,302)	(298)	(613)	—	(13,367)
Disposal of a subsidiary (note 46)	(199)	(1,220)	(375)	(208)	(17)	(2,019)
Impairment	(379)	—	—	—	—	(379)
Transfers	6,283	(6,283)	(24)	24	—	—

At December 31, 2017, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856

At December 31, 2017:
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	—	(70,690)

Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856

18	INVESTMENT PROPERTIES

	2018	2017
	RMB million	RMB million
Cost
At January 1	392	402
Transfer from property, plant and equipment (note 17)	474	4
Transfer from intangible asset (note 20)	98	—
Transfer to property, plant and equipment (note 17)	(24)	(14)

At December 31	940	392

Accumulated depreciation
At January 1	90	81
Transfer from property, plant and equipment (note 17)	88	2
Transfer from intangible asset (note 20)	18	—
Transfer to property, plant and equipment (note 17)	(6)	(5)
Charge for the year (note 11)	26	12

At December 31	216	90

Net book amount
At December 31	724	302

As at December 31, 2018, the fair value of the investment properties was approximately RMB1,127 million (2017: RMB628 million) according to a valuation performed by an independent professionally qualified valuer.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

18	INVESTMENT PROPERTIES (continued)

The investment properties are leased to third parties and related parties under operating leases. Rental income totaling RMB63 million (2017: RMB39 million, 2016: RMB37 million) was received by the Group during the year in respect of the leases.

As at December 31, 2018, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB498 million (2017: RMB112 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

Buildings	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Not measured at fair value but fair value is disclosed:
As at December 31, 2018	—	243	884	1,127

As at December 31, 2017	—	198	430	628

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2017: Nil).

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

19	PREPAYMENTS FOR LAND USE RIGHTS

	2018	2017
	RMB million	RMB million
Carrying amount at January 1	1,717	2,064
Recognized during the year	(330)	(347)

Carrying amount at December 31	1,387	1,717

Prepayments for land use rights represent unamortized prepayments for land use rights.

20	INTANGIBLE ASSETS

	Goodwill	Computer	Others
	(note (a))	software	(note (b))	Total
	RMB million	RMB million	RMB million	RMB million
December 31, 2018
Cost at January 1, 2018, net of accumulated amortization	11,270	293	33	11,596
Additions	—	173	—	173
Amortization provided during the year	—	(127)	(33)	(160)

At December 31, 2018	11,270	339	—	11,609

At December 31, 2018:
Cost	11,270	1,077	98	12,445
Accumulated amortization	—	(738)	(98)	(836)

Net carrying amount	11,270	339	—	11,609

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

20	INTANGIBLE ASSETS (continued)

	Goodwill	Computer	Others
	(note (a))	software	(note (b))	Total
	RMB million	RMB million	RMB million	RMB million
December 31, 2017
Cost at January 1, 2017, net of accumulated amortization	11,270	288	66	11,624
Additions	—	126	—	126
Transfer from construction in process	—	3	—	3
Amortization provided during the year	—	(109)	(33)	(142)
Disposal of a subsidiary (note 46)	—	(14)	—	(14)
Disposals	—	(1)	—	(1)

At December 31, 2017	11,270	293	33	11,596

At December 31, 2017:
Cost	11,270	904	98	12,272
Accumulated amortization	—	(611)	(65)	(676)

Net carrying amount	11,270	293	33	11,596

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

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the post-tax cash flow projections is 10% (2017: 11%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2017: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b)	The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).

21	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	2018	2017
	RMB million	RMB million
At January 1	24,752	23,357
Additions	7,709	15,681
Interest capitalized (note 13)	1,001	793
Transfer to property, plant and equipment (note 17)	(11,520)	(15,079)

At December 31	21,942	24,752

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

22	INVESTMENTS IN ASSOCIATES

	2018	2017
	RMB million	RMB million
Share of net assets	1,696	1,654

The movements in investments in associates were as follows:

	2018	2017
	RMB million	RMB million
At January 1	1,654	1,536
Additions	—	47
Share of results of associates	170	202
Share of revaluation on equity investments held by an associate	(24)	10
Dividend received during the year	(104)	(141)

At December 31	1,696	1,654

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2018	2017	2018	2017
		Million	Million
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC/Mainland China December 6, 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China November 17, 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (note)	PRC/Mainland China March 28, 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China November 17, 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC/Mainland China June 9, 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC/Mainland China March 4, 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC/Mainland China September 27, 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

22	INVESTMENTS IN ASSOCIATES (continued)

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

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2018	2017
	RMB million	RMB million
Share of the associates’ profit for the year	170	202
Share of the associates’ other comprehensive income	(24)	10
Share of the associates’ total comprehensive income	146	212
Aggregate carrying amount of the Group’s interests in the associates	1,696	1,654

23	INVESTMENTS IN JOINT VENTURES

	2018	2017
	RMB million	RMB million
Share of net assets	577	557

The movements in investments in joint ventures were as follows:

	2018	2017
	RMB million	RMB million
At January 1	557	524
Additions	16	17
Share of results	34	49
Dividend received during the year	(30)	(33)

At December 31	577	557

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2018	2017	2018	2017
		Million	Million
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (note)	PRC/Mainland China September 28, 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC/Mainland China December 28, 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC/Mainland China May 21, 1999	RMB10	RMB10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia March 9, 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC/Mainland China April 9, 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi’an CEA SAFRAN Landing Systems Services Co., Ltd. (“XIESA”)	PRC/Mainland China July 12, 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related components maintenance services

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

23	INVESTMENTS IN JOINT VENTURES (continued)

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated March 10, 2003, both parties have agreed to share the control over the economic activities of Technologies Aerospace with the joint venture partner. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2018	2017
	RMB million	RMB million
Share of the joint ventures’ profit for the year	34	49
Share of the joint ventures’ total comprehensive income	34	49
Aggregate carrying amount of the Group’s interests in the joint ventures	577	557

24	EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME/ AVAILABLE-FOR-SALE INVESTMENTS

	2018	2017
	RMB million	RMB million
Equity investments designated at fair value through other comprehensive income
Listed equity investments, at fair value
TravelSky Technology Limited	510	—

	510	—

Unlisted equity investments, at fair value
Sichuan Airlines Corporation Limited	438	—
Aviation Data Communication Corporation Limited	161	—
Others	138	—

	737	—

	1,247	—

Available-for-sale investments
Listed equity investments, at fair value	—	693
Unlisted equity investments, at cost	—	107

	—	800

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended December 31, 2018, the Group received dividends in the amounts of RMB8 million, RMB14 million and RMB1 million from TravelSky Technology Limited, Sichuan Airlines Corporation Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

During the year ended December 31, 2017, the gross gain in respect of the Group’s available-for-sale investments recognized in other comprehensive income amounted to RMB156 million.

25	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2018	2017	2018	2017
	RMB million	RMB million	RMB million	RMB million
At December 31
Forward currency contracts	—	—	29	311
Interest rate swaps	223	151	—	14

Total	223	151	29	325
Less: current portion
– Forward currency contracts	—	—	29	311
– Interest rate swaps	1	—	—	13

Non-current portion	222	151	—	1

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

25	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Cash flow hedge under IFRS 9 – Foreign currency risk

Forward currency contracts are designated as hedging instruments in cash flow hedges of forecasted capital expenditures in USD. These forecasted transactions are highly probable, and they comprise about 43% of its total expected capital expenditures in USD. The forward currency contract balances vary with the level of expected foreign currency capital expenditures and changes in foreign exchange forward rates.

Cash flow hedge under IFRS 9 – Interest rate risk

At December 31, 2018, the Group had interest rate swap contracts in place with a notional amount of USD1,102 million whereby the Group receives interest at variable rates and pays interest at fixed rates. The swaps are being used to hedge against the variability in the cash flows arising from a change in market interest rates of obligations under finance leases with a face value of USD1,094 million.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the forward currency contracts and interest rate swap contracts match the terms of the expected foreign currency capital expenditures and the finance leases (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risks of the forward currency contracts and interest rate swaps are identical to the hedged risk components. To measure the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

Hedge ineffectiveness can arise from:

•	Differences in the timing of the cash flows of the forecasted transactions and the hedging instruments

•	Different interest rate curves applied to discount the hedged items and hedging instruments

•	The counterparties’ credit risks differently impacting the fair value movements of the hedging instruments and hedged items

•	Changes to the forecasted amounts of cash flows of hedged items and hedging instruments

	Maturity
	Less than	3 to 6	6 to 9	9 to 12	Over 1
	3 months	months	months	months	years	Total
As at December 31, 2018
Forward currency contracts (capital expenditures)
Notional amount (in RMB million)	1,077	—	672	2,746	—	4,495
Average forward rate (RMB/USD)	6.9542	—	6.9336	6.9000	—	6.9180
Interest rate swaps (obligations under finance leases)
Notional amount (in RMB million)	—	33	32	—	7,501	7,566
Hedged rate (%)	—	1.8574	1.9100	—	1.6886	1.6903

The Group holds the following forward currency contracts and interest rate swap contracts:

The impacts of the hedging instruments on the statement of financial position are as follows:

	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring hedge ineffectiveness for the year
	RMB million	RMB million		RMB million
As at December 31, 2018
Forward currency contracts	4,495	(29)	Derivative financial instruments (liabilities)	(28)
Interest rate swaps	7,566	223	Derivative financial instruments (assets)	92

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

25	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The impacts of the hedged items on the statement of financial position are as follows:

	Change in fair value used for measuring hedge ineffectiveness for the year	Cash flow hedge reserve
	RMB million	RMB million
As at December 31, 2018
Capital expenditures	29	(29)
Obligations under finance leases	(95)	223

	(66)	194

The effects of the cash flow hedge on the statement of profit or loss and the statement of comprehensive income are as follows:

	Total hedging gain/(loss)			Hedge		Amount reclassified from other			Line item
	recognized in other comprehensive income			ineffectiveness	Line item in the	comprehensive income to profit or loss			(gross amount) in
	Gross	Tax		recognized in	statement	Gross	Tax		the statement of
	amount	effect	Total	profit or loss	of profit or loss	amount	effect	Total	profit or loss
	RMB million	RMB million	RMB million	RMB million		RMB million	RMB million	RMB million
Year ended December 31, 2018
Capital expenditures	(28)	7	(21)	—	N/A	(1)	—	(1)	Finance Costs
Obligations under finance leases	92	(23)	69	—	N/A	(6)	2	(4)	Finance Costs

Fair value hedge under IFRS 9 – Foreign currency risk

At January 1, 2018, the Group had forward currency contracts in place with a notional amount of USD829 million, whereby it receives the notional amount in USD and pays the converted notional amount in RMB at the pre-determined exchange rates. The forward currency contracts are used to hedge the exposure to changes in fair value of its USD denominated bank loans notional amount in RMB of USD829 million. There is an economic relationship between the hedged item and the hedging instrument as the terms of the forward currency contracts match the terms of the fixed rate loan (i.e., notional amount and maturity). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the forward currency contracts is identical to that of the hedged risk component. The hedge of forward currency contracts was assessed to be effective.

All the above forward currency contracts were settled during this reporting period, resulting in a total amount of RMB311 million of fair value changes of hedging instruments in 2018.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

26	OTHER NON-CURRENT ASSETS

	2018	2017
	RMB million	RMB million
Deposits relating to aircraft held under operating leases	177	217
Deferred pilot recruitment costs	1,536	1,288
Rebate receivables on aircraft acquisitions	55	65
Prepayment for acquisition of property, plant and equipment	854	681
Others	748	676

	3,370	2,927

27	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2018	2017
	RMB million	RMB million
Deferred tax assets	207	122
Deferred tax liabilities	(84)	(18)

Net deferred tax assets	123	104

Movements in the net deferred tax assets/(liabilities) were as follows:

2018
RMB million
At December 31, 2017	104
Effect of adoption of IFRS 9	(216)
Effect of adoption of IFRS 15	(128)

At January 1, 2018	(240)
Credited to profit or loss (note 14)	294
Charged to other comprehensive income	69

At December 31, 2018	123

2017
RMB million
At January 1, 2017	(7)
Credited to profit or loss (note 14)	162
Charged to other comprehensive income	(51)

At December 31, 2017	104

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

27	DEFERRED TAXATION (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2018	2017
	RMB million	RMB million
Deferred tax assets:
Impairment provision for flight equipment spare parts	126	51
Impairment provision for receivables	75	64
Impairment provision for property, plant and equipment	103	104
Derivative financial instruments	7	82
Financial asset at fair value through profit or loss	6	—
Other payables and accruals	89	29
Government grants related to assets	42	—
Deferred gains in sale and leaseback transactions	6	—
Aged payables	2	5

	456	335

Deferred tax liabilities:
Depreciation and amortization	—	(56)
Available-for-sale investments	—	(137)
Equity investments designated at fair value through other comprehensive income	(278)	—
Derivative financial instruments	(55)	(38)

	(333)	(231)

	123	104

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

27	DEFERRED TAXATION (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

						(Charged)/
	At	Effect of	Effect of	At January 1	(Charged)/	credited to other	At
	December 31	adoption of	adoption of	2018	credited to	comprehensive	December 31
	2017	IFRS 9	IFRS 15	(restated)	profit or loss	income	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2018
Impairment provision for flight equipment spare parts	51	—	—	51	75	—	126
Impairment provision for receivables	64	8	—	72	3	—	75
Impairment provision for property, plant and equipment	104	—	—	104	(1)	—	103
Derivative financial instruments	82	—	—	82	(78)	3	7
Financial asset at fair value through profit or loss	—	—	—	—	6	—	6
Other payables and accruals	29	—	—	29	60	—	89
Government grants related to assets	—	—	—	—	42	—	42
Deferred gains in sale and leaseback transactions	—	—	—	—	6	—	6
Aged payables	5	—	—	5	(3)	—	2

	335	8	—	343	110	3	456

Depreciation and amortization	(56)	—	—	(56)	56	—	—
Available-for-sale investments	(137)	137	—	—	—	—	—
Equity investments designated at fair value through other comprehensive income	—	(361)	—	(361)	—	83	(278)
Derivative financial instruments	(38)	—	—	(38)	—	(17)	(55)
Passenger ticket breakage	—	—	(128)	(128)	128	—	—

	(231)	(224)	(128)	(583)	184	66	(333)

Net deferred tax assets/(liabilities)	104	(216)	(128)	(240)	294	69	123

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

27	DEFERRED TAXATION (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows (continued):

			(Charged)/
	At	(Charged)/	credited to other	At
	January 1	credited to	comprehensive	December 31
	2017	profit or loss	income	2017
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2017
Impairment provision for flight equipment spare parts	22	29	—	51
Impairment provision for receivables	70	(6)	—	64
Impairment provision for property, plant and equipment	11	93	—	104
Derivative financial instruments	15	78	(11)	82
Other payables and accruals	88	(59)	—	29
Aged payables	7	(2)	—	5

	213	133	(11)	335

Depreciation and amortization	(85)	29	—	(56)
Available-for-sale investments	(98)	—	(39)	(137)
Derivative financial instruments	(37)	—	(1)	(38)

	(220)	29	(40)	(231)

Net deferred tax assets/(liabilities)	(7)	162	(51)	104

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

27	DEFERRED TAXATION (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	2018		2017
	Deferred	Temporary	Deferred	Temporary
	taxation	differences	taxation	differences
	RMB million	RMB million	RMB million	RMB million
Tax losses carried forward	67	267	42	167
Other deductible temporary differences	27	126	6	27

Total unrecognized deferred tax assets	94	393	48	194

In accordance with the PRC tax law, tax losses can be carried forward for a period of five years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2019 and 2023.

As at December 31, 2018, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

28	FLIGHT EQUIPMENT SPARE PARTS

	2018	2017
	RMB million	RMB million
Flight equipment spare parts	2,778	2,716
Less: provision for spare parts	(828)	(531)
	1,950	2,185

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	2018	2017
	RMB million	RMB million
At January 1	531	465
Accrual (note 8)	301	112
Amount written off in relation to disposal of spare parts	(4)	(1)
Disposal of a subsidiary	—	(45)

At December 31	838	531

29	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2018	2017
	RMB million	RMB million
Trade receivables	1,525	2,212
Notes receivable	4	—

	1,529	2,212
Impairment	(93)	(88)

	1,436	2,124

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2018	2017
	RMB million	RMB million
Within 90 days	1,354	1,910
91 to 180 days	52	38
181 to 365 days	11	94
Over 365 days	15	82

	1,432	2,124

Balances with related parties included in trade and notes receivables are summarized in note 49(c)(i).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

29	TRADE AND NOTES RECEIVABLES (continued)

The movements in the loss allowance for impairment of trade receivables are as follows:

	2018	2017
	RMB million	RMB million
At beginning of year	88	115
Effect of adoption of IFRS 9	31	—

At beginning of year (restated)	119	115
Impairment losses, net (note 9)	(21)	(3)
Amount written off as uncollectible	(5)	(13)
Disposal of a subsidiary	—	(5)
Provision included in assets classified as held for sale	—	(6)

At end of year	93	88

Impairment under IFRS 9 for the year ended December 31, 2018

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at December 31, 2018

		Past due
	Current	Less than 90 days	90 to 365 days	Over 365 days	Total
Expected credit loss rate (%)	0.57	0.78	1.59	83.17	6.10
Gross carrying amount (RMB million)	1,232	129	63	101	1,525
Expected credit losses (RMB million)	7	1	1	84	93

Impairment under IAS 39 for the year ended December 31, 2017

Included in the above provision for impairment of trade receivables, which was measured based on incurred credit losses under IAS 39, as at December 31, 2017 was a provision for individually impaired trade receivables of RMB46 million with a carrying amount before provision of RMB46 million.

The remaining provision of RMB42 million related to impaired trade receivables with a carrying amount before provision of RMB123 million as at December 31, 2017 for customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.

As at December 31, 2017, trade and notes receivables of RMB131 million were past due but not impaired and related to a number of independent customers that had a good track record with the Group. Based on past experience, the directors of the Company were of the opinion that no provision for impairment was necessary in respect of these balances as there had not been a significant change in credit quality and the balances were still considered fully recoverable. The aging analysis of these trade and notes receivables was as follows:

2017
RMB million
Past due:
Less than 90 days	38
90 to 180 days	93

131

Trade and notes receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment charges” in profit or loss (note 9). Amounts charged to the allowance account are generally written off when there is no expectation of recovering.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

30	FINANCIAL ASSET AT FAIR VALUE THROUGH PROFIT OR LOSS

	2018	2017
	RMB million	RMB million
Listed equity investment, at fair value
Shanghai Pudong Development Bank Co., Ltd.	96	—

The above equity investment at December 31, 2018 was classified as financial asset at fair value through profit or loss as it was held for trading.

31	PREPAYMENTS AND OTHER RECEIVABLES

	2018	2017
	RMB million	RMB million
Value added tax recoverable	5,484	3,662
Value added tax refundable	979	1,387
Subsidy receivable	2,092	1,450
Prepaid corporate income tax	306	139
Advance to suppliers	222	218
Prepaid aircraft operating lease rentals	478	319
Rebate receivables on aircraft acquisitions	1,399	944
Amounts due from related parties (note 49(c)(i))	278	569
Deposits relating to aircraft held under operating leases	13	76
Other deposits	194	200
Others	577	548

	12,022	9,512
Provision for impairment of other receivables	(246)	(198)

	11,776	9,314

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 2	Stage 3	Total
		(Individually)	(Collectively)
As at January 1, 2018	4	—	72	122	198
Transferred - to stage 2	(1)	—	1	—	—
Accrual	13	—	36	—	49
Reversal	—	—	(1)	—	(1)

As at December 31, 2018	16	—	108	122	246

The gross carrying amounts of the financial assets affecting the loss allowances above are as follows.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 2	Stage 3	Total
		(Individually)	(Collectively)
As at January 1, 2018	2,394	—	25	122	2,541
Transferred - to stage 2	(399)	298	101	—	—
Accrual	303	—	138	—	441
Reversal	—	—	(5)	—	(5)

As at December 31, 2018	2,298	298	259	122	2,977

32	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into agreements with China Aviation Equipment Co., Ltd. (“China Aviation Materials”) to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB11 million (2017: Nil) has been recognized as assets classified as held for sale by the Group as at December 31, 2018, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

33	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	2018	2017
	RMB million	RMB million
Restricted bank deposits	16	51

34	CASH AND CASH EQUIVALENTS

	2018	2017
	RMB million	RMB million
Cash	1	2
Bank balances	645	4,603

	646	4,605

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB330 million (2017: RMB3,239 million). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

35	TRADE AND BILLS PAYABLES

An aging analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	2018	2017
	RMB million	RMB million
Within 90 days	3,594	2,791
91 to 180 days	49	59
181 to 365 days	157	161
1 to 2 years	100	71
Over 2 years	140	102

	4,040	3,184

Balances with related parties included in trade and bills payables are summarized in Note 49(c)(ii).

As at December 31, 2018, bills payable amounted to RMB4 million (2017: RMB1,173 million).

36	CONTRACT LIABILITIES

2018
RMB million
Sales in advance of carriage	7,638
Frequent flyer program liabilities	2,046
Advance from customers	712

10,396

Current portion	8,811
Non-current portion	1,585

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

37	OTHER PAYABLES AND ACCRUALS

	2018	2017
	RMB million	RMB million
Salaries, wages and benefits	2,854	2,711
Take-off and landing charges	2,828	2,707
Fuel cost	1,225	1,369
Expenses related to aircraft overhaul conducted	1,324	1,760
Deposits from customers	6	1,342
Duties and levies payable	1,792	1,483
Other accrued operating expenses	2,111	1,848
Payable for purchase of property, plant and equipment	2,783	290
Interest payable	1,189	1,084
Pending output value added tax	378	—
Deposits received from ticket sales agents	502	549
Current portion of other long-term liabilities (note 42)	234	1,038
Staff housing allowance	265	301
Amounts due to related parties (note 49(c)(ii))	1,093	2,111
Current portion of post-retirement benefit obligations (note 41(b))	168	168
Others	2,391	1,103

	21,143	19,864

38	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2018, the Group had 260 aircraft (2017: 235 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in USD.

The future minimum lease payments (including interest), and the present values of the minimum lease payments under finance leases were as follows:

		Present values		Present values
	Minimum lease	of minimum	Minimum lease	of minimum
	payments	lease payments	payments	lease payments
	2018	2018	2017	2017
	RMB million	RMB million	RMB million	RMB million
Within one year	11,974		11,651
In the second year	12,014		10,408
In the third to fifth years, inclusive	30,018		27,895
After the fifth year	36,974		30,196

Total	90,980	77,427	80,150	66,868
Less: amounts repayable within one year	(11,974)	(9,364)	(11,696)	(9,241)

Non-current portion	79,006	68,063	68,454	57,627

39	BORROWINGS

	2018	2017
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured (note (a))	3,934	4,816
– unsecured	4,556	108
Guaranteed bonds (note (b))	13,377	10,956
Unsecured bonds (note (b))	4,000	8,831

	25,867	24,711

Current
Current portion of long-term bank borrowings
– secured (note (a))	997	1,028
– unsecured	76	3,103
Current portion of Guaranteed bonds	732	—
Current portion of unsecured bonds	4,834	—
Short-term bank borrowings
– unsecured	8,120	24,959
Short-term debentures (note (c))	14,500	10,000

	29,259	39,090

	55,126	63,801

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

39	BORROWINGS (continued)

The borrowings are repayable as follows:

	2018 RMB million	2017 RMB million
Within one year	29,259	39,090
In the second year	7,469	6,527
In the third to fifth years, inclusive	14,258	8,797
After the fifth year	4,140	9,387

Total borrowings	55,126	63,801

Notes:

(a)	As at December 31, 2018, the secured bank borrowings of the Group were secured by the related aircraft and buildings with a net carrying amount of RMB8,391 million (2017: RMB8,379 million) (note 17).

(b)

On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)).

On June 15, 2016, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.15% per annum, which is payable annually. The principal of the bonds will mature and become repayable on June 15, 2019.

On July 14, 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on July 14, 2021.

On July 20, 2016, the Company issued three-year medium-term bonds with a principal amount of RMB1.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.00% per annum, which is payable annually. The principal of the bonds will mature and become repayable on July 20, 2019.

On September 28, 2016, the Company issued three-year guaranteed notes with a principal amount of KRW120 billion, at an issue price equal to the face value of the notes. The notes bear interest at the rate of 2.05% per annum, which is payable semi-annually. The principal of the notes will mature and become repayable on September 28, 2019. Korean Development Bank has unconditionally and irrevocably guaranteed the due payment and performance of the above notes.

On September 28, 2016, the Company issued three-year notes with a principal amount of KRW55 billion, at an issue price equal to the face value of the notes. The notes bear interest at the rate of 2.85% per annum, which is payable semi-annually. The principal of the notes will mature and become repayable on September 28, 2019.

On October 24, 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on October 24, 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)).

On November 16, 2017, Eastern Air Overseas issued three-year corporate bonds with a principal amount of SGD500 million, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.80% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on November 16, 2020. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (note 49(d)).

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY10 billion, The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY 20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

39	BORROWINGS (continued)

Notes:	(continued)

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY 20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

(b)	On July 23, 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.95% per annum.

On September 14, 2018, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 180 days. The debentures bear interest at the rate of 3.20% per annum.

On September 20, 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 252 days. The debentures bear interest at the rate of 3.65% per annum.

On October 26, 2018, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 180 days. The debentures bear interest at the rate of 3.10% per annum.

On November 29, 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.99% per annum.

On December 17, 2018, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.96% per annum.

The terms of the long-term borrowings and bonds were summarized as follows:

		2018	2017
Interest rate and final maturities		RMB million	RMB million
Long-term bank borrowings
RMB denominated	interest rates ranging from 2.65% to 4.25% with final maturities through 2021 (2017: 3.10% to 3.48%)	4,528	3,028
USD denominated	interest rates ranging from 6-month libor +0.55% to 6-month libor +2.85% with final maturities through 2025 (2017: 6-month libor +0.55% to 6-month libor +2.85%)	1,469	2,003
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2017: 3 months Euribor+0.5%)	3,566	4,024

Guaranteed bonds
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2017: 3.03% to 5.05%)	7,795	7,794
SGD denominated	interest rates at 2.80% with final maturities through 2020	2,498	2,435
JPY denominated	interest rates ranging from 0.33% to 0.64% with final maturities through 2021	3,084	—
KRW denominated	interest rate at 2.05% with final maturities through 2019 (2017: 2.05%)	732	727

Unsecured bonds
RMB denominated	interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2017: from 3.00% to 3.39%)	8,500	8,500
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2017: 2.85%)	334	331

		32,506	28,842

Short-term borrowings of the Group are repayable within one year. As at December 31, 2018, the interest rates relating to such borrowings ranged from 2.97% to 4.48% per annum (2017: 0.70% to 4.35% per annum).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

40	PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES

	2018	2017
	RMB million	RMB million
At January 1	3,019	3,670
Accrual	402	1,214
Utilization	(515)	(1,865)

At December 31	2,906	3,019
Less: current portion	(145)	(981)

Long-term portion	2,761	2,038

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at December 31, 2018 and 2017 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases.

41	POST-RETIREMENT BENEFIT OBLIGATIONS

(a)	Pension - defined contribution

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

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2018 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2018	2017
	RMB million	RMB million
Post-retirement benefit obligations	2,712	2,670
Less: current portion	(168)	(168)

Non-current portion	2,544	2,502

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2018	2017
Discount rates for post-retirement benefits	3.50%	4.10%
Mortality rate	China Insurance	China Insurance
	Life Mortality	Life Mortality
	Table (2010-2013). CL5 for Male and CL6 for Female	Table (2010-2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

41	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2018
Discount rate for post-retirement benefits	0.25	(80)	0.25	84
Annual increase rate of pension benefits	1.00	288	1.00	(244)
Annual increase rate of medical expenses	1.00	41	1.00	(34)
2017
Discount rate for post-retirement benefits	0.25	(73)	0.25	77
Annual increase rate of pension benefits	1.00	283	1.00	(240)
Annual increase rate of medical expenses	1.00	40	1.00	(33)

The sensitivity analyzes above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2018	2017
	RMB million	RMB million
Within the next 12 months	168	168
Between 2 and 5 years	678	679
Between 6 and 10 years	841	851
Over 10 years	2,802	3,049

Total expected payments	4,489	4,747

The average duration of the post-retirement benefit obligations at the end of 2018 was 13 years (2017: 13 years).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

41	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:

2018
		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
	January 1 2018 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million		December 31 2018 RMB million
Defined benefit obligations/ benefit liability	2,670	—	106	106	(184)	—	69	115	(179)		2,712

2017
		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
	January 1 2017 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	Transferred out due to disposal of a subsidiary RMB million	December 31 2017 RMB million
Defined benefit obligations/ benefit liability	3,063	—	98	98	(220)	—	96	(124)	(200)	(167)	2,670

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

42	OTHER LONG-TERM LIABILITIES

	2018 RMB million	2017 RMB million
Fair value of unredeemed points awarded under the Group’s frequent flyer program	—	2,027
Long-term duties and levies payable relating to finance leases	1,398	1,411
Deferred gains in sale and leaseback transactions	1,115	—
Other long-term payables	1,169	1,324

	3,682	4,762
Less: current portion included in other payables and accruals (note 37)	(234)	(1,038)

Non-current portion	3,448	3,724

43	SHARE CAPITAL

	2018 RMB million	2017 RMB million
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	9,808	9,808
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,659	4,659

	14,467	14,467

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company’s share capital is as follows:

Number of shares in issue
At January 1, 2018	14,467
Issue of shares	—

At December 31, 2018	14,467

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

44	RESERVES

	Share premium RMB million	Capital reserve (note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (note (b)) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At January 1, 2017	29,540	(778)	56	328	(2,947)	8,784	34,983
Unrealized gains on cash flow hedges (note 25)	—	—	35	—	—	—	35
Fair value movements in available-for-sale investments	—	—	—	—	110	—	110
Fair value changes of available-for-sale investments held by an associate	—	—	—	—	10	—	10
Actuarial gains on post-retirement benefit obligations	—	—	—	—	122	—	122
Transfer from retained profits	—	—	—	212	—	(212)	—
Profit for the year	—	—	—	—	—	6,342	6,342
Final 2016 dividend	—	—	—	—	—	(709)	(709)

At December 31, 2017	29,540	(778)	91	540	(2,705)	14,205	40,893

Effect of adoption of IFRS 9	—	—	—	—	667	(22)	645
Effect of adoption of IFRS 15	—	—	—	—	—	383	383

At January 1, 2018 (restated)	29,540	(778)	91	540	(2,038)	14,566	41,921
Unrealized gains on cash flow hedges (note 25)	—	—	43	—	—	—	43
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	(248)	—	(248)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	(24)	—	(24)
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(111)	—	(111)
Transfer from retained profits	—	—	—	30	—	(30)	—
Profit for the year	—	—	—	—	—	2,698	2,698
Final 2017 dividend	—	—	—	—	—	(738)	(738)

At December 31, 2018	29,540	(778)	134	570	(2,421)	16,496	43,541

Notes:

(a)	Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(b)	Statutory reserve

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

45	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2018	2017
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%

	2018 RMB million	2017 RMB million
Profit for the year allocated to non-controlling interests:
CEA Jiangsu	114	216
CEA Yunnan	33	67
CEA Wuhan	88	178

Dividends paid to non-controlling interests of CEA Jiangsu	56	37
Dividends paid to non-controlling interests of CEA Wuhan	—	22

Accumulated balances of non-controlling interests at the reporting dates:
CEA Jiangsu	1,471	1,416
CEA Yunnan	674	641
CEA Wuhan	1,483	1,393

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
2018
Revenue	9,313	10,523	4,559
Total expenses	9,008	10,183	4,340
Profit for the year	305	340	219
Total comprehensive income for the year	297	340	219

Current assets	1,338	379	237
Non-current assets	9,460	16,018	7,048
Current liabilities	2,116	3,213	1,634
Non-current liabilities	4,753	6,196	1,944

Net cash flows from operating activities	1,036	3,686	775
Net cash flows used in investing activities	(37)	(592)	(534)
Net cash flows used in financing activities	(991)	(3,099)	(243)
Effect of foreign exchange rate changes, net	—	—	—

Net increase/ (decrease) in cash and cash equivalents	8	(5)	(2)

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

45	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (continued)

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million	China Cargo RMB million
2017
Revenue	8,257	8,939	4,289	507
Total expenses	7,680	8,244	3,843	462
Profit for the year	577	695	446	45
Total comprehensive income for the year	580	695	461	45

Current assets	1,124	1,230	79	—
Non-current assets	9,313	16,171	7,047	—
Current liabilities	2,260	4,471	1,576	—
Non-current liabilities	4,395	6,282	2,067	—

Net cash flows from operating activities	1,491	1,230	846	—
Net cash flows used in investing activities	(588)	(274)	(156)	—
Net cash flows used in financing activities	(894)	(948)	(682)	—
Effect of foreign exchange rate changes, net	—	—	—	—

Net increase in cash and cash equivalents	9	8	8	—

46	DISPOSAL OF A SUBSIDIARY

On December 29, 2017, the Company entered into a share transfer agreement with China Eastern Airlines Development Co., Ltd., a wholly-owned subsidiary of CEA Holding, to transfer the 100% equity interest in Shanghai Airlines Hotel Investment Management Co., Ltd. (“Shanghai Airlines Hotel”), a wholly-owned subsidiary of the Company (“the Transfer”). As at February 8, 2018, the Transfer has been completed.

2018 RMB million
Net assets disposed of:
Inventory	1
Trade receivables	2
Cash and cash equivalents	11
Trade payables	(2)
Other payables and accruals	(12)

Net assets	—
Gain on disposal of a subsidiary	—

Satisfied by:
Cash	—

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2018 RMB million
Cash consideration	—
Cash and bank balances disposed of	11

Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	(11)

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

47	NOTES TO THE STATEMENT OF CONSOLIDATED CASH FLOWS

(a)	Cash generated from operations

	2018 RMB million	2017 RMB million	2016 RMB million
Profit before income tax	3,856	8,610	6,497
Adjustments for:
Depreciation of property, plant and equipment and amortization of other non-current assets	15,084	13,769	12,345
Amortization of intangible assets	160	143	129
Depreciation of investment properties	26	12	11
Amortization of prepayments for land use rights	43	45	63
Gains on disposal of property, plant and equipment	(267)	(13)	(74)
Gain on disposal of prepayments for land use rights	(210)	(5)	(3)
Gain on disposal of investment in a subsidiary	—	(1,754)	—
Gain on disposal of investment in an associate	(5)	(12)	(12)
Gain on disposal of available-for-sale investments	—	(4)	(95)
Dividend income from equity investments at fair value through other comprehensive income	(23)	—	—
Dividend income from available-for-sale investments	—	(33)	(28)
Dividend income from financial asset at fair value through profit or loss	(6)	—	—
Share of results of associates	(170)	(202)	(148)
Share of results of joint ventures	(34)	(49)	(39)
Net foreign exchange losses	1,983	(2,378)	3,246
Loss on fair value changes of financial asset at fair value through profit or loss	27	—	—
(Gain)/loss on fair value changes of derivative financial instruments	(311)	311	(2)
Impairment charges	318	494	29
Impairment losses on financial assets, net	27	(3)	—
Interest income	(110)	(111)	(96)
Interest expense	3,727	3,184	2,641

Operating profit before working capital changes	24,115	22,004	24,464

Changes in working capital
Flight equipment spare parts	(66)	(109)	(202)
Trade and notes receivables	708	(500)	208
Prepayments and other receivables	(2,056)	(753)	(839)
Sales in advance of carriage	—	(569)	1,836
Contract liabilities	1,051	—	—
Restricted bank deposits and short-term bank deposits	35	(8)	(8)
Trade and bills payables	856	1,725	(336)
Other payables and accruals	36	340	1,424
Staff housing allowances	(36)	62	(57)
Other long-term liabilities	(525)	(728)	(883)
Post-retirement benefit obligations	42	(217)	321
Provision for return condition checks for aircraft under operating leases	(113)	(139)	167
Operating lease deposits	—	—	59

Cash generated from operations	24,047	21,108	26,154

(b)	Major non-cash transactions

	2018 RMB million	2017 RMB million	2016 RMB million
Finance lease obligations incurred for acquisition of aircraft	7,945	6,865	8,838

(c)	Changes in liabilities arising from financing activities

	Bank and other loans RMB million	Obligations under finance leases RMB million
At January 1, 2018	63,801	66,868
Changes from financing cash flow	(9,076)	(9,629)
Foreign exchange movement	401	1,419
New finance leases	—	18,769

At December 31, 2018	55,126	77,427

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

47	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(c)	Changes in liabilities arising from financing activities (continued)

	Bank and other loans RMB million	Obligations under finance leases RMB million
At January 1, 2017	56,732	61,041
Changes from financing cash flow	7,450	(10,587)
Reclassification as part of the disposal group	(262)	(409)
Foreign exchange movement	(119)	(2,362)
New finance leases	—	19,185

At December 31, 2017	63,801	66,868

48	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	2018 RMB million	2017 RMB million
Contracted for:
– Aircraft, engines and flight equipment (Note)	70,998	87,030
– Other property, plant and equipment	6,481	7,572
– Investments	590	208

	78,069	94,810

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

	2018 RMB million	2017 RMB million
Within one year	29,187	28,322
In the second year	24,735	27,516
In the third year	11,809	19,273
In the fourth year	4,674	7,829
Over four years	593	4,090

	70,998	87,030

The above capital commitments represent the future outflow of cash or other resources.

(b)	Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2018 RMB million	2017 RMB million
Aircraft, engines and flight equipment
Within one year	4,675	3,048
In the second year	4,185	2,559
In the third to fifth years, inclusive	10,854	7,112
After the fifth year	12,342	7,528

	32,056	20,247

Land and buildings
Within one year	398	332
In the second year	175	164
In the third to fifth years, inclusive	59	156
After the fifth year	75	37

	707	689

	32,763	20,936

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at December 31, 2018 (2017: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at December 31, 2018 (2017: 18.15% and 3.16% ).

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

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries
(“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries
(“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance
Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries
(“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd.	Controlled by the same parent company
(“Eastern Investment”)
Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) (Note)	Controlled by the same parent company
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)	Controlled by the same parent company
CES Finance Holding Co., Limited (“CES Finance”)	Controlled by the same parent company and a substantial shareholder of the Company
CES Global Holdings (Hong Kong) Limited (“CES Global”)	Controlled by the same parent company and a substantial shareholder of the Company
Hong Kong Securities Clearing Company Ltd. (“HKSCC”)	A substantial shareholder of the Company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK

Note:

Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment in February 2017 and ceased to be a subsidiary of the Company.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS (continued)

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process		2018 RMB million	2017 RMB million
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i	)	1,317	1,254
	CEA Development	(i	)	78	72
	Eastern Import & Export	(i	)	60	58
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i	)	165	145
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i	)	2,394	2,538
	Technologies Aerospace	(i	)	344	276
	Wheels & Brakes	(i	)	129	152
	Shanghai Hute	(i	)	74	60
Payments on cabin cleaning services	Eastern Advertising	(i	)	20	22
Advertising expense*	Eastern Advertising	(i	)	19	23
Payments on system services	China Kaiya	(i	)	21	44
Equipment maintenance fee*	Collins Aviation	(i	)	60	62
	CEA Development	(i	)	71	53
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i	)	13	68
Property management and green maintenance expenses*	CEA Development	(i	)	102	75
Payments on hotel accommodation service*	CEA Development	(i	)	127	104
Payments on logistics services	Eastern Import & Export	(i	)	142	87
Civil aviation information network services**	TravelSky	(i	)	646	551
Flight equipment spare parts maintenance**	CASC	(i	)	189	98
Flight training fee	CAE Melbourne	(i	)	75	138
Payments on aviation transportation cooperation and support services**	AFK	(i	)	425	399
Flight equipment spare parts maintenance and support services**	AFK	(i	)	2	—
Land and building rental*	CEA Holding	(i	)	33	54
Bellyhold space management*	Eastern Logistics	(i	)	32	117
Bellyhold space operation cost*	Eastern Logistics	(i	)	246	—
Transfer of pilots	Eastern Logistics	(i	)	24	7
Cargo terminal business support services*	Eastern Logistics	(i	)	348	281
Bellyhold container management	Eastern Logistics	(i	)	11	9

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process		2018 RMB million	2017 RMB million
Provision of services
Contractual revenue from bellyhold space*	Eastern Logistics	(i	)	2,795	—
Freight logistics support services*	Eastern Logistics	(i	)	126	100
Software system and support services	Eastern Logistics	(i	)	42	—
Transfer of freight depots and equipment	Eastern Logistics	(i	)	28	—
Land and building rental*	Eastern Logistics	(i	)	22	—
Media royalty fee	Eastern Advertising	(i	)	14	15
Aviation transportation cooperation and support services**	AFK	(i	)	728	622
Lease Payments
Payments on operating leases	CES Lease Company	(ii	)	195	25
Payments on finance leases	CES Lease Company	(ii	)	3,789	1,997
Interest expense
Interest expense on loans	CEA Holding	(iii	)	13	1
	Eastern Air Finance	(iii	)	—	2
Interest income
Interest income on deposits	Eastern Air Finance	(iii	)	26	29
	Company
Others
Disposal of a subsidiary	Eastern Airlines Industry	(iv	)	—	2,433
	Investment

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.
(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.
(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.
(iv)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.
*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	These related party transactions constitute continuing connected transactions pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the years ended December 31, 2018 and 2017, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	2018 RMB million	2017 RMB million
Trade and notes receivables
Eastern Logistics	—	194
Eastern Air Catering	1	1

	1	195

	2018 RMB million	2017 RMB million
Prepayments and other receivables
Eastern Import & Export	133	379
Technologies Aerospace	31	10
Eastern Air Catering	16	135
Eastern Advertising	28	29
CEA Development	7	2
CEA Holding	25	9
CASC	12	—
CES Global	3	—
TravelSky	—	5
Others	23	—

	278	569

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	2018 RMB million	2017 RMB million
Trade and bills payables
Eastern Import & Export	229	51
Eastern Logistics	167	—
Eastern Air Catering	272	31
Technologies Aerospace	141	105
CEA development	15	25
Collins Aviation	1	1
CEA Holding	13	4
CASC	18	9
Shanghai Hute	15	14
TravelSky	333	—
Wheels & Brakes	14	—
Others	1	1

	1,219	241

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	2018 RMB million	2017 RMB million
Other payables and accruals
Eastern Import & Export	129	2
Shanghai P&W	315	578
Eastern Air Catering	1	10
CEA Holding	104	302
Eastern Advertising	3	2
China Kaiya	2	—
Shanghai Hute	—	11
Technologies Aerospace	—	1
Wheels & Brakes	—	16
CEA Development	49	50
TravelSky	—	551
CAE Melbourne	311	316
Eastern Investment	10	269
CES Lease Company	164	—
CASC	2	—
Others	3	3

	1,093	2,111

	2018 RMB million	2017 RMB million
Contract liabilities
Eastern Logistics	6	—

	2018 RMB million	2017 RMB million
Obligations under finance leases
CES Lease Company	30,190	11,934

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate
	2018	2017	2018	2017
			RMB million	RMB million
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	282	4,053
Long-term borrowings (included in borrowings)
CEA Holding	3.89%	3.48%	528	28
Loan to joint venture
CAE Melbourne	3.74%		20	—

(d)	Guarantees by the holding company

As at December 31, 2018, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2017: RMB7.8 billion).

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

49	RELATED PARTY TRANSACTIONS (continued)

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analyzed as follows:

	2018 RMB million	2017 RMB million
Directors and supervisors	2	3
Senior management	8	6

	10	9

50	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2018	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through comprehensive RMB million	Financial assets at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	—	1,247	—	—	1,247
Derivative financial instruments	—	—	—	223	223
Financial assets included in other non-current assets	—	—	190	—	190
Trade and notes receivables	—	—	1,436	—	1,436
Financial asset at fair value through profit or loss	96	—	—	—	96
Financial assets included in prepayments and other receivables	—	—	2,825	—	2,825
Restricted bank deposits and short-term bank deposits	—	—	16	—	16
Cash and cash equivalents	—	—	646	—	646

Total	96	1,247	5,113	223	6,679

	Financial liabilities at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial liabilities
Trade and bills payables	12,166	—	12,166
Financial liabilities included in other payables and accruals	7,581	—	7,581
Obligations under finance leases	77,427	—	77,427
Borrowings	55,126	—	55,126
Derivative financial instruments	—	29	29

Total	152,300	29	152,329

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

50	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

	Loans and receivables	Available- for-sale investments	Derivatives designated as hedging instruments	Total
2017	RMB million	RMB million	RMB million	RMB million
Financial assets
Available-for-sale investments	—	800	—	800
Derivative financial instruments	—	—	151	151
Trade and notes receivables	2,124	—	—	2,124
Financial assets included in prepayments and other receivables	2,526	—	—	2,526
Restricted bank deposits and short-term bank deposits	51	—	—	51
Cash and cash equivalents	4,605	—	—	4,605
Financial assets included in other non-current assets	293	—	—	293

Total	9,599	800	151	10,550

	Loans and borrowings	Derivatives designated as hedging instruments	Total
	RMB million	RMB million	RMB million
Financial liabilities
Borrowings	63,801	—	63,801
Obligations under finance leases	66,868	—	66,868
Derivative financial instruments	—	325	325
Trade and bills payables	3,184	—	3,184
Other payables and accruals	12,964	—	12,964

Total	146,817	325	147,142

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

51	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	December 31, 2018		December 31, 2017
	Carrying amounts RMB million	Fair values RMB million	Carrying amounts RMB million	Fair values RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	1,247	1,247	—	—
Financial asset at fair value through profit and loss	96	96	—	—
Available-for-sale investments	—	—	693	693
Derivative financial assets	223	223	151	151
Deposits relating to aircraft held under operating leases included in other non-current assets	177	154	217	193

Total	1,743	1,720	1,061	1,037

Financial liabilities
Derivative financial liabilities	29	29	325	325
Long-term borrowings	25,867	25,875	24,711	23,812
Obligations under finance leases	68,063	64,521	57,627	57,352

Total	93,959	90,424	82,663	81,489

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

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

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at December 31, 2018, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income, which were previously classified as available-for-sale equity investments, have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

51	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2018 and 2017:

	Valuation	Significant		Sensitivity of fair
	technique	unobservable input	Range	value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	2018: 19% to 41% (2017: 29% to 41%)	1% (2017: 1%) increase/decrease in multiple would result in increase/decrease in fair value by RMB11 million (2017: RMB15 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2018
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Equity investments designated at fair value through other comprehensive income	510	—	737	1,247
Derivative financial assets
-Interest rate swaps	—	223	—	223
Financial asset at fair value through profit or loss	96	—	—	96

Total	606	223	737	1,566

Liabilities
Derivative financial liabilities
-Foreign currency contracts	—	29	—	29

Total	—	29	—	29

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

51	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

Assets and liabilities measured at fair value: (continued)

As at December 31, 2017
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Derivative financial assets
- Interest rate swaps	—	151	—	151
Available-for-sale investments	693	—	—	693

Total	693	151	—	844

Liabilities
Derivative financial liabilities
-Interest rate swaps	—	14	—	14
-Foreign exchange forward contract	—	311	—	311

Total	—	325	—	325

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2017: Nil).

Assets and liabilities for which fair values are disclosed:

As at December 31, 2018
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	154	—	154

Liabilities
Long-term borrowings	2,861	23,014		25,875
Obligations under finance leases	—	64,521	—	64,521

	2,861	87,535	—	90,396

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

51	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed: (continued)

As at December 31, 2017
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	193	—	193

Liabilities
Long-term bank borrowings	2,678	21,134	—	23,812
Obligations under finance leases	—	57,352	—	57,352

	2,678	78,486	—	81,164

52	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

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

Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

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

The Group entered into certain forward currency contracts to manage part of these foreign currency risks. As at December 31, 2018, the forward currency contracts at notional value were RMB4,495 million. Details of the forward currency contracts are disclosed in note 25 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

52	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Foreign currency risk (continued)

The following tables detail the Group’s exposure to major currency risk at the reporting dates:

	2018
	USD RMB million	EUR RMB million	SGD RMB million	KRW RMB million
Trade receivables	75	55	5	25
Cash and cash equivalents	124	47	10	—
Other receivables	—	2	1	131
Other non-current assets	190	—	—	—
Trade and other payables	(144)	(2)	(5)	—
Obligations under finance leases	(25,376)	—	(514)	—
Borrowings	(3,139)	(3,566)	(2,503)	(1,066)

	2017
	USD RMB million	EUR RMB million	SGD RMB million	KRW RMB million
Trade receivables	31	3	16	16
Cash and cash equivalents	961	74	28	—
Other receivables	1,065	—	1	131
Other non-current assets	206	—	—	—
Trade and other payables	(111)	—	(6)	—
Obligations under finance leases	(29,254)	—	(627)	—
Borrowings	(7,555)	(4,921)	(2,435)	(1,058)

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2018				2017
	Effect on profit or loss RMB million		Effect on other comprehensive income RMB million		Effect on profit or loss RMB million		Effect on other comprehensive income RMB million
If RMB (weakens)/strengthens against USD	(178	)/178	34/	(34)	(260	)/260	41/	(41)
If RMB (weakens)/strengthens against EUR	(26	)/26	—		(36	)/36	—
If RMB (weakens)/strengthens against SGD	(23	)/23	—		(23	)/23	—
If RMB (weakens)/strengthens against KRW	(7	)/7	—		(7	)/7	—

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

The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in notes 25 and 39 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

52	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Interest	rate risk (continued)

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates:

	2018 RMB million	2017 RMB million
Floating rate instruments
Cash and cash equivalents	646	4,605
Restricted bank deposits and short-term bank deposits	16	51
Borrowings	(9,705)	(13,272)
Obligations under finance leases	(50,761)	(45,314)
Interest rate swaps at notional amount	7,566	9,280

	2018 RMB million	2017 RMB million
Fixed rate instruments
Borrowings	(45,477)	(50,529)
Obligations under finance leases	(26,666)	(21,554)

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2018		2017
	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
Floating rate instruments	(112)	14	(142)	17

Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 33% of the Group’s operating expenses (2017:25%).

For the year ended December 31, 2018, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,684 million higher/lower (2017: RMB1,257million higher/lower).

As at December 31, 2018 and 2017, the Group had no crude oil option contracts.

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB637 million as at December 31, 2018 (2017: approximately RMB717 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (note 49(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

52	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The table below analyzes the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2018
Borrowings	30,813	8,074	15,500	4,431	58,818
Derivative financial instruments	29	—	—	—	29
Obligations under finance leases	11,974	12,014	30,018	36,974	90,980
Trade, bills and other payables	19,747	—	—	—	19,747

Total	62,563	20,088	45,518	41,405	169,574

	Less than			Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2017
Borrowings	41,060	7,325	10,161	10,014	68,560
Derivative financial instruments	324	—	1	—	325
Obligations under finance leases	11,651	10,408	27,895	30,196	80,150
Trade, bills and other payables	16,148	—	—	—	16,148

Total	69,183	17,733	38,057	40,210	165,183

Equity price risk

The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (note 30) and equity investments designated at fair value through other comprehensive income/ available-for-sale investments (note 24) as at December 31, 2018. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31	High/Low	December 31	High/Low
	2018	2018	2017	2017
Hong Kong – Hang Seng Index	25,846	33,154/24,586	29,919	30,003/22,134
Shanghai – A Share Index	2,611	3,728/2,600	3,463	3,611/3,197

NOTES TO THE FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

December 31, 2018

52	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Equity	price risk (continued)

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at December 31, 2018.

				Increase/(decrease)
	Carrying amount	Increase/(decrease)		in comprehensive
	of equity investment	in profit or loss		income
	RMB million	RMB million		RMB million
2018
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	510	—		38/	(38)
Shanghai – Financial asset at fair value through profit or loss	96	7/	(7)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	737	—		55/	(55)
2017
Investments listed in:
Hong Kong – Available-for-sale	569	—		43/	(43)
Shanghai – Available-for-sale	123	—		9/	(9)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and December 31, 2017.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at December 31, 2018 and 2017 were as follows:

	2018	2017
	RMB million	RMB million
Total liabilities	177,416	170,949
Total assets	239,017	229,727
Debt ratio	0.74	0.74

53	EVENTS AFTER THE REPORTING PERIOD

On March 19, 2019, the Company and Greenland Holdings Corporation Limited (“Greenland Holdings”) entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”), a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. The amount of capital injection was determined based on the result of public tendering at China Beijing Equity Exchange. Upon the completion of the capital injection and share expansion, the Company’s equity interest in Shanghai Airlines Tours will be diluted to 35%, and Greenland Holdings will hold 65% of the equity interest in Shanghai Airlines Tours.