Form 20-F
period 2019-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2020-04-29
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

People’s Republic of China

Tel: (8621) 6268-6268

Fax: (8621) 6268-6116

(Address and Contact Details of the Board Secretariat’s Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American Depositary Shares Ordinary H Shares, par value RMB1.00 per share	CEA	The New York Stock Exchange The New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The Ordinary H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 11,202,731,426 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 5,176,777,777 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

In this Annual Report, the term “we”, “us”, “our”, “our/the Company”, or “our/the Group” refers to China Eastern Airlines Corporation Limited, a joint stock limited company incorporated under the laws of the PRC on April 14, 1995, and our subsidiaries, or, in respect of references to any time prior to the incorporation of China Eastern Airlines Corporation Limited, the core airline business carried on by its predecessor, China Eastern Airlines, which was assumed by China Eastern Airlines Corporation Limited pursuant to the restructuring described in this Annual Report. The term “CEA Holding” refers to our parent, China Eastern Air Holding Company, which was established on October 11, 2002 as a result of the merger of our former controlling shareholder, Eastern Air Group Company, or EA Group, with China Northwest Airlines Company and Yunnan Airlines Company.

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

Pursuant to U.S. Securities and Exchange Commission (“SEC” or “Securities and Exchange Commission”) Release 33-8879 “ Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP ” eliminating the requirement for foreign private issuers to reconcile their financial statements to U.S. GAAP, we prepare our financial statements based on International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or the IASB, and no longer provide a reconciliation between IFRSs and U.S. GAAP.

Our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 included in this Annual Report on Form 20-F have been prepared in accordance with IFRSs.

We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 included in this Annual Report. Ernst & Young Hua Ming LLP, our current independent registered public accounting firm in the PRC, has issued an unqualified auditor’s report on our consolidated statement of financial position as of December 31, 2019 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2019. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2017 and 2018 and the selected financial data from the consolidated financial position as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young Hua Ming LLP. The selected financial data from the consolidated profit or loss and other comprehensive income for the years ended December 31, 2015 and 2016 and the selected financial data from the consolidated financial position as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 and selected consolidated statements of financial position data as of December 31, 2015, 2016, 2017, 2018 and 2019 that were prepared under IFRSs. The selected financial information as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report. We initially applied IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018 and IFRS 16 Leases on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	93,969	98,904	102,475	115,278	120,986
Other operating income and gains	5,269	5,469	7,481	6,592	7,202
Operating expenses(1)	(86,613)	(91,887)	(100,525)	(112,561)	(118,107)
Operating profit	12,625	12,486	9,431	9,309	10,081
Finance income / (costs), net	(7,110)	(6,176)	(1,072)	(5,657)	(6,064)
Profit before income tax	5,667	6,497	8,610	3,856	4,299
Profit for the year attributable to the equity holders of the Company	4,537	4,498	6,342	2,698	3,192
Basic and fully diluted earnings per share (2)	0.35	0.33	0.44	0.19	0.21
Basic and fully diluted earnings per ADS	17.5	16.5	22.0	9.5	10.5

Notes:

(1)

Including gain on fair value changes of derivative financial instruments of RMB6 million, RMB2 million, RMB311 million and nil for the years ended December 31, 2015, 2016, 2018 and 2019, respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary shares in issue.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	9,080	1,695	4,605	646	1,350
Net current liabilities	(51,309)	(52,194)	(62,035)	(57,132)	(58,620)
Non-current assets	174,914	196,436	211,434	223,085	265,442
Long term borrowings, including current portion	(43,675)	(29,749)	(28,842)	(32,506)	(31,137)
Lease liabilities, including current portion	—	—	—	—	(110,275)
Obligations under finance leases, including current portion	(52,399)	(61,041)	(66,868)	(77,427)	—
Total share capital and reserves attributable to the equity holders of the Company	37,411	49,450	55,360	58,008	69,008
Non-current liabilities	(83,674)	(91,876)	(90,621)	(104,352)	(134,176)
Total assets less current liabilities	123,605	144,242	149,399	165,953	206,822
Total assets	197,992	212,324	229,727	239,017	285,185
Net assets	39,931	52,366	58,778	61,601	72,646

Selected Operating Data

The following table sets forth certain of our operating data for the five years ended December 31, 2019, which is not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

		Year Ended December 31,
	2015	2016	2016	2017	2017	2018	2019
		(non-comparable basis) (1)	(comparable basis)(2)	(non-comparable basis) (3)	(comparable basis) (4)
Selected Airline Operating Data:
Capacity:
ATK (millions)	25,203.0	28,002.3	25,097.6	27,396.9	27,136.6	29,936.5	33,455.6
ASK (millions)	181,792.9	206,249.3	—	225,996.3	—	244,841.0	270,254.0
AFTK (millions)	8,841.7	9,439.9	6,535.2	7,057.3	6,797.0	7,900.8	9,132.7
Traffic:
Revenue passenger-kilometers (millions)	146,342.43	167,529.2	—	183,182.0	—	201,486.0	221,779.1
Revenue tonne-kilometers (millions)	17,820.4	19,712.9	17,333.1	18,856.1	18,651.3	20,358.4	22,518.0
Revenue freight tonne-kilometers (millions)	4,865.1	4,875.2	2,495.4	2,663.0	2,458.2	2,588.3	2,971.4
Hours flown (thousands)	1,804.4	1,956.5	1,918.8	2,072.7	2,069.3	2,206.0	2,394.0
Number of passengers carried (thousands)	93,780.0	101,741.6	—	110,811.4	—	121,199.7	130,297.4
Weight of cargo carried (millions of kilograms)	1,399.4	1,395.0	929.3	933.3	894.3	915.1	976.6
Load Factor:
Overall load factor (%)	70.7	70.4	69.1	68.8	68.7	68.0	67.3
Passenger load factor (%)	80.5	81.2	—	81.1	—	82.3	82.1
Yield and Cost Statistics (including fuel surcharge) (RMB):
Passenger yield (passenger revenue/ passenger- kilometers)	0.56	0.52	—	0.52	—	0.54	0.52
Cargo and mail yield (cargo and mail revenue/cargo and mail tonne-kilometers)	1.33	1.25	1.25	1.36	1.36	1.40	1.29
Average yield (passenger and cargo revenue/ tonne-kilometers)	4.94	4.71	5.18	5.25	5.30	5.53	5.32
Unit cost (operating expenses/ATK)	3.44	3.28	3.66	3.67	4.15	3.76	3.53

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

Any adverse public health developments, including SARS, Ebola, avian flu, influenza A (H1N1) or COVID-19, or the occurrence of natural disasters may, among other things, lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

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

Furthermore, an outbreak of respiratory illness caused by the new strain of coronavirus, or COVID-19, has emerged and continues to expand within the PRC and globally. COVID-19 is considered highly contagious and may pose a serious public health threat. The World Health Organization (“WHO”) declared the outbreak of COVID-19 a Public Health Emergency of International Concern (“PHEIC”) on January 30, 2020 and subsequently a pandemic on March 11, 2020. The COVID-19 outbreak, which has resulted in a high number of fatalities, led to a significant decline in travel volumes and business activities over the world. Also, the travel restriction measures implemented by various countries have greatly reduced the travel demands and the capacity of global airlines. Global aviation industry is facing tremendous challenges due to the outbreak of COVID-19. As the uncertainty remains on the continuity and severity of the worldwide outbreak of COVID-19, the recovery of travel demand and capacity may be further delayed. For the three months ended March 31, 2020, our total ASK, total number of passengers carried and passenger load factor decreased by 44.4%, 57.1% and 14.9 percentage points, respectively as compared to the same period of 2019. As a result, we incurred significant loss for the first quarter of 2020. Currently, we are unable to estimate the impacts of the outbreak of COVID-19 on our financial performance for 2020. Outbreak of serious contagious diseases like COVID-19 may have significant negative impact on our industry and business, substantially reduce our profits and cash flows, thereby materially and adversely affecting our financial condition and results of operations.

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

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. As of December 31, 2019, our total liabilities were approximately RMB212,539 million and our current liabilities exceeded our current assets by approximately RMB58,620 million. Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as of December 31, 2018 and 2019 were approximately RMB132,579 million and RMB162,147 million, respectively, of which short-term liabilities accounted for approximately 29.1% and 25.2%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2019, we had total unutilized credit facilities of approximately RMB50.1 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft.

Our ability to obtain financing may also be impaired by our financial position, leverage and credit rating. In addition, factors beyond our control, such as recent global market and economic conditions, volatile oil prices, and the tightening of credit markets may result in limited availability of financing and increased volatility in credit and equity markets, which may materially and adversely affect our ability to secure financing at reasonable costs or at all. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to expand our operations, purchase new aircraft, pursue business opportunities we believe to be desirable, withstand any future downturn in our business, or respond to increased competition or changing economic conditions may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest costs associated with these debts might impair our future profitability.

We are subject to the risk of fuel price fluctuations.

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations. In 2019, our total aircraft fuel cost was approximately RMB34,191 million, representing an increase of approximately 1.5% from approximately RMB33,680 million in 2018, which was mainly due to an increase in our volume of refueling of 6.8% from 2018, leading to an increase in aircraft fuel costs by RMB2,289 million, partially offset by the decrease in average price of fuel of 4.9% from 2018, leading to a decrease in aircraft fuel costs by RMB1,778 million. In 2019, our total aircraft fuel cost accounted for approximately 28.9% of our total operating expenses, as compared to approximately 29.9% in 2018.

The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the National Development and Reform Commission (the “NDRC”) have a significant impact on our profitability. In early 2020, the international crude oil prices has experienced significant volatility. Our results of operation and financial condition are affected by any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges, which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years.

Since 2009, the PRC government required prior governmental approval for entering into fuel hedging contracts. We may, from time to time, seek approval from the PRC government to enter into overseas fuel hedging contracts. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with such fuel hedging arrangements. In addition, where we may, from time to time, seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, such fuel hedging transactions will provide any particular level of protection against increased fuel costs. In 2019, we did not engage in any aviation fuel hedging activities.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2019, our total interest-bearing liabilities denominated in foreign currencies amounted to approximately RMB58,325 million, of which U.S. dollar liabilities accounted for approximately 79.8%. Therefore, a significant fluctuation in the U.S. dollar exchange rates will subject us to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As of December 31, 2019, the outstanding foreign currency hedging contracts held by us amounted to a notional principal amount of US$776 million, which will expire within one year, compared with US$655 million as of December 31, 2018.

We recorded net foreign exchange losses of approximately RMB2,040 million in 2018 and RMB990 million in 2019. As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In 2017 and the first quarter of 2018, we expanded our financing channels by issuing guaranteed bonds and credit enhanced bonds denominated in SGD and JPY, and proactively optimized the mix of currency denomination of our debts. In 2019, we expanded our financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, continuing to optimize the mix of currency denomination of our debts. As of December 31, 2019, our proportion of U.S. dollar-denominated interest-bearing debts out of our total interest-bearing liabilities increased to approximately 28.7% from 21.5% as of December 31, 2018. Our foreign exchange fluctuation risks are also subject to other factors beyond our control.

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as of December 31, 2018 and 2019 were approximately RMB132,579 million and RMB162,147 million, respectively, of which short-term interest-bearing liabilities accounted for approximately 29.1% and 25.2%, respectively, and long-term interest-bearing liabilities accounted for approximately 70.9% and 74.8%, respectively. Part of our long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were primarily denominated in RMB and USD. As of December 31, 2018 and December 31, 2019, our interest-bearing liabilities denominated in RMB accounted for approximately 69.8% and 64.0% of our total interest-bearing liabilities, respectively, and interest-bearing liabilities denominated in USD accounted for approximately 21.5% and 28.7% of our total interest-bearing liabilities, respectively. Fluctuations in interest rates of interest-bearing liabilities denominated in these two currencies have and will continue to have significant impact on our finance costs. As of December 31, 2019, the average interest rates of our RMB-denominated liabilities, USD-denominated liabilities, EUR-denominated liabilities, SGD-denominated liabilities, KRW-denominated liabilities and JPY-denominated liabilities was approximately 3.6%, 3.5%, 0.1%, 2.9%, 2.4% and 0.7%, respectively. In the first quarter of 2018, we also issued credit enhanced bonds denominated in JPY with total principal of JPY50.0 billion due in 2021, bearing fixed interest at the rate of 0.33% per annum and 0.64% per annum for different tranches. To cope with the risk of interest rate fluctuation, we strategically changed our debt portfolio by replacing our USD-denominated liabilities with floating interest rates with USD-denominated liabilities with fixed interest rates. As of December 31, 2019, our USD-denominated interest-bearing liabilities with fixed interest rate was approximately US$3,838 million and accounted for approximately 68.0% of our total long-term interest-bearing USD-denominated liabilities, increasing from approximately 11.1% as of December 31, 2018. As of December 31, 2019, our outstanding interest rate swap contracts amounted to a notional principal amount of US$888 million as compared to US$1,102 million as of December 31, 2018. These contracts will expire within five years. We will continue to optimize our liability structure to lower relevant risks by taking consideration of various factors including the market environment, interest rates and strategic plan. However, we cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

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

Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2019, CEA Holding holds directly or indirectly 49.79% of our Company’s equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of the board of directors of the Company (“Board of Directors” or the “Board”) and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over our Company.

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

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2019. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

Our business is heavily dependent on our operations at our core hub airports in Shanghai, namely, Hongqiao International Airport and Pudong International Airport and our core hub airport in Beijing, namely, Beijing Daxing International Airport as well as our regional hub airports in Xi’an and Kunming. Each of these operations includes flights that connect our primary market to other major cities. Any significant interruptions or disruptions of service at one or more of our primary market airports could adversely impact our operations.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect the Company and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry as a whole has been beset with high-profile terrorist attacks, most notably on September 11, 2001 in the United States. The CAAC has also implemented increased security measures in relation to the potential threat of terrorist attacks. Terrorist attacks, even if not made directly towards us or on the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings or selective cancelation or redirection of flights) could materially and adversely affect us and the entire airline industry. In addition, potential or actual terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, significant increase of security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic and RPK. International terrorist attacks targeting aircraft and airport not only directly threatens our flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

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

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. In 2019, the growth of the global economy has slowed down and uncertainties affecting economic development have significantly increased. The downward pressure on China’s economy has also increased, but the overall economic operation in China has been stable and maintained a relatively rapid growth. The annual GDP (Gross Domestic Product) in China increased by 6.1% in 2019. Affected by the macroeconomic downturn, the growth of the global civil aviation industry has slowed down. The global economy is facing uncertainties, such as the rise of trade protectionism and the occasional occurrence of geopolitical risks. In addition, we cannot assure you that the rapid growth in China’s economy will continue in the future. If the macroeconomic climate worsens or trading dispute and conflicts are created, our operations and financial condition may be adversely affected.

Furthermore, the outbreak of COVID-19 is likely to have a material adverse impact on the economy of the PRC as well as the global economy. Any economic downturn or slowdown and/or negative business sentiment could potentially have an adverse indirect impact on almost all industries, and our business operations and financial condition may consequently be adversely affected. We are uncertain as to when the outbreak of COVID-19 will be contained, and also cannot predict if the impact will be short-lived or long-lasting. If the outbreak of COVID-19 is not effectively controlled in a short period of time, our business operations and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, negative business sentiment or other factors we cannot foresee.

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

We depend on a limited number of suppliers for aircraft, aircraft engines and parts.

The aviation transportation industry features advanced technology and high operation costs. As a result, the available suppliers for key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services are limited. We depend on a limited number of suppliers for aircraft, aircraft engines and related parts and components. Due to the limited number of these suppliers, we are vulnerable to any problems associated with the performance of their obligation to supply key aircraft, parts and engines, including design defects, mechanical problems, contractual performance by suppliers, adverse perception by the public that would result in customers’ avoidance of any of our aircraft or any action by the regulatory authorities.

We expect to face substantial competition from the rapid development of the Chinese rail network.

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our key routes, in particular our routes of between 500 km to 800 km. For example, the high-speed railway routes in Yunnan Province continued to affect our routes in Yunnan Province. Increased competition and pricing pressures from the railway service may have an adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2019, approximately 31.60% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

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

In 2019, fuel prices slightly decreased as compared to 2018, which was mainly due to the increase in U.S. oil production, partially offset by the impacts of political upheaval in the Middle East and Venezuela on the certainty of oil production. In early 2020, the fuel prices has experienced significant volatility. Setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, our jet fuel costs would have increased or decreased by approximately RMB1,710 million in 2019. In addition, the NDRC adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. In 2019, we have not conducted aviation fuel hedging activities. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

We have significant expenditures in respect of environmental compliance, which may affect our operations and financial condition. For example, we focused on pollution prevention and control by facilitating the application of new technologies for energy conservation and emission reduction, speeding up the “diesel-to-electric” (replacement of diesel vehicle by electric vehicle) project in airports, and promoting the replacement of Auxiliary Power Unit (APU) on aircraft. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. In addition, we continue to improve the energy efficiency of our fleet by introducing aircraft with energy-saving technologies, such as A320neo, B787-9 and A350-900 and by retiring old aircraft. However, these measures have resulted in significant costs and expenditures. We expect to continue to incur significant costs and expenditures on an ongoing basis to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations.

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

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in appreciation of the Renminbi against the U.S. dollar by approximately 7.0% in 2008. While there was no material appreciation of Renminbi against the U.S. dollar in 2009, the Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010 and by approximately 5.1% in 2011. In April 2012, the PBOC widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 1.0% from the PBOC central parity rate, effective April 16, 2012. In March 2014, the PBOC further widened the daily trading band of the Renminbi against the U.S. dollar, and the Renminbi was allowed to appreciate or depreciate by 2% against the U.S. dollar from the daily central parity rate, effective March 17, 2014. On August 11, 2015, the PBOC executed a 2% devaluation in the Renminbi. Within the following two days, the Renminbi depreciated 3.5% against the U.S. dollar. The Renminbi depreciated 6.7% against the U.S. dollar from January 4, 2016 to December 30, 2016. The Renminbi appreciated 6.3% against the U.S. dollar for the year ended December 31, 2017. The Renminbi depreciated 2.0% against the U.S. dollar for the year ended December 31, 2018. The Renminbi depreciated 4.1% against the U.S. dollar for the year ended December 31, 2019. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The national consumer price index, which is an indicator of the inflation, was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. The national consumer price index was 5.4%, 5.2% and 4.3% in January, February and March 2020, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, our auditor relied on its China affiliate to perform audits on our consolidated financial statements, and the PCAOB is currently unable to conduct inspections of the work done by our auditor as it relates to our operations in China. Without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. This lack of PCAOB inspection of audit work performed in China prevents the PCAOB from regularly evaluating the audit work performed by any auditor in China including our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflected a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman, PCAOB Chairman, SEC Chief Accountant, SEC Division of Corporation Finance Director and SEC Division of Investment Management Director issued a joint statement discussing the risks in emerging market investments and limited remedies, where the inability of PCAOB to inspect audit work papers in China was re-emphasized. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the Chinese affiliate of our then independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to the Chinese firms’ audit documents via the China Securities Regulatory Commission (the “CSRC”). If the firms do not follow these procedures, the SEC could impose sanctions such as suspensions, or it could restart the administrative proceedings.

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

The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2019:

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

On September 11, 2012, the Board of Directors resolved and approved the “Proposal for the non-public issuance of A Shares to specific placees by China Eastern Airlines Corporation Limited” and the “Proposal for the non-public issuance of H Shares to specific placees by China Eastern Airlines Corporation Limited,” according to which, (i) CEA Holding and CES Finance would subscribe in cash for 241,547,927 and 457,317,073 new A Shares, respectively, at the subscription price of RMB3.28 per share; and (ii) CES Global Holdings (Hong Kong) Limited, an overseas wholly-owned subsidiary of CEA Holding, (“CES Global”) would subscribe in cash for 698,865,000 new H Shares (nominal value of RMB1.00 each) at the subscription price of HK$2.32 per share. On January 31, 2013, the CSRC approved our proposed issue of no more than 698,865,000 new H Shares with a nominal value of RMB1.00 each. The Public Offering Review Committee of the CSRC reviewed and conditionally approved our application relating to the non-public issue of new A Shares of the Company on February 25, 2012.

On December 27, 2012, our wholly-owned subsidiary, Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”) entered into an agreement with Eastern Tourism and Shanghai Dongmei to acquire 45% and 55% of the issued share capital of Xi’an Dongmei Aviation Travel Co. Ltd, held by them respectively for a consideration of approximately RMB3.3 million comprising approximately RMB1.5 million payable to Eastern Tourism and approximately RMB1.8 million payable to Shanghai Dongmei.

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

On January 10, 2013, our wholly-owned subsidiary, Shanghai Airlines Tours entered into an agreement with Eastern Tourism to acquire the entire issued share capital of Eastern Travel held by Eastern Tourism Investment Group Co., Ltd. for consideration of approximately RMB11.9 million.

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

On July 17, 2014, Eastern Air Overseas (Hong Kong) Corporation Limited (“EAO”), our wholly-owned subsidiary, and Jetstar Hong Kong Airways Limited (“Jetstar Hong Kong”), an associated company of the Company, entered into a loan agreement, pursuant to which EAO will provide a loan of US$60 million to Jetstar Hong Kong at fair market interest rates. The principal of the loan was repaid on April 30, 2015.

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

On July 27, 2015, we entered into a conditional subscription agreement (“Subscription Agreement”) with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H Shares of the Company in an amount of HK$3,488,895,000, representing approximately 3.5% of the total share capital of the Company. On September 9, 2015, we completed the issue of 465,910,000 ordinary H Shares to Delta Air Lines, with a par value of RMB1.00 each at an issue price of HK$7.49 per share.

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

On November 16, 2017, EAO issued corporate SGD-denominated guaranteed bonds in an amount of SGD500,000,000 at 2.8% due 2020, which was listed on the Hong Kong Stock Exchange on November 17, 2017. The Company guaranteed the bond issue. See Note 38 to the consolidated financial statements for more information.

On March 1, 2018, we entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to us, and we will reimburse the operation cost of the bellyhold space business to China Cargo Airlines.

On March 9, 2018, the Company issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 38 to the consolidated financial statements for the issuance of JPY bonds.

On July 10, 2018, the resolution in relation to our proposed non-public issuance of no more than 1,616,438,355 A Shares and no more than 517,677,777 H Shares were approved by the Board of Directors. On August 30, 2018, the relevant resolution has been approved at our 2018 third extraordinary general meeting, 2018 first A shareholders class meeting and 2018 first H shareholders class meeting. We proposed to issue non-public A Shares to Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), Shanghai Juneyao (Group) Co., Ltd. (“Juneyao Group”) and/or its designated controlled subsidiaries and structural reform fund. Meanwhile, we proposed to issue non-public H Shares to Shanghai Juneyao Airlines Hong Kong Limited (“Juneyao Hong Kong”), a wholly-owned subsidiary of Juneyao Airlines. The proposed non-public issuance of A Shares and H Shares has been approved by the State-owned Assets Supervision and Administration Commission (the “SASAC”) and CAAC but is subject to the approval of CSRC.

On August 29, 2019, we successfully completed the non-public issuance of 517,677,777 H Shares to a wholly-owned subsidiary of Juneyao Airlines. On September 3, 2019, we successfully completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines, Juneyao Group and China Structural Reform Fund Corporation Limited, introducing them as strategic investors. We and Juneyao Airlines have appointed directors into each other’s board of directors and special committees, to build a comprehensive strategic partnership of “shareholding + business” in the benefits for further in-depth cooperation, synergy enhancement, strengths sharing and integrated development between the two companies.

In September 2019, Beijing Daxing International Airport commenced operation. As a base airline company in Beijing Daxing International Airport, we officially entered into a new development stage of dual core hubs operation. Our subsidiary, China United Airlines also transferred its operation from Beijing Nanyuan Airport to Beijing Daxing International Airport and became the first operating airline company in Beijing Daxing International Airport.

The material development of our indebtedness is set out in Note 38 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We maintain our own website at http://www.ceair.com.

B. Business Overview

We were one of the three largest air carriers in China in terms of several indicators including number of passengers carried, ATK and ASK in 2019 and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

We operate most of our flights through our three hubs located in eastern, northwestern and southwestern China, namely Shanghai, Xi’an and Kunming, respectively. With Shanghai as our core hub and Xi’an and Kunming as our regional hubs, we believe that we will benefit from the level of development and growth opportunities in eastern, northern and western China as a whole by providing direct services between various cities in those regions and between those regions and other major cities in China. We have steadily fostered the construction of a flight system for these core hubs by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing our transfer and connection capability in these hub markets. With the commencement of operation of Beijing Daxing International Airport in 2019, Beijing Daxing International Airport also becomes one of our core hubs. With dual core hubs in both Shanghai and Beijing, we believe that we are better positioned to further strengthen our hub network and accommodate market demands.

Our domestic routes contributed approximately 65.9% of our total passenger revenues in 2019. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. Our flight routes include all provincial capital cities in China and specifically designated cities. In 2019, we opened new routes including routes from Shanghai to Budapest, Shanghai via Chengdu to Budapest, Xi’an to Dubai, Qingdao to Paris and Qingdao to Dubai, etc. As of December 31, 2019, we served a route network that covers 1,150 domestic and foreign destinations in 175 countries through SkyTeam, an international airlines alliance.

Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 10.1% from approximately 201,486 million in 2018 to approximately 221,779 million in 2019. We transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment in February 2017. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 14.8% from approximately 2,588 million in 2018 to approximately 2,971 million in 2019. As a result, our traffic volume (as measured in RTKs) increased by 10.6% from approximately 20,358 million in 2018 to approximately 22,518 million in 2019.

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

In 2019, we were recognized as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), a global brand communication group, for eight consecutive years, the “Model Brand” in the Grand Ceremony of China Brands 2019 held by China Media Group, one of the “Top 20 Chinese Enterprise Global Image” held by China International Publishing Group and one of the 2019 BrandZ “Top 100 Most Valuable Chinese Brands of 2019” by WPP. In addition, we were awarded as the “Best China Airline” in the “TTG China Travel Awards” organized by TTG China for the fifth consecutive year and one of the “World’s 500 Most Valuable Brands” by Brand Finance, a British brand appraisal organization. In 2019, our brand was recognized as one of the “Shanghai Brand”, which is a brand standard system independently developed by relevant authority in Shanghai and based on the local standards of the “General Requirements for Shanghai Brand Evaluation”.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
	(in RMB millions)
Traffic revenues
Passenger	91,564	104,309	110,416
Cargo and mail	3,623	3,627	3,826
Total traffic revenues	95,187	107,936	114,242

Passenger Operations

The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
Passenger Traffic (in RPKs) (millions)	183,182	201,486	221,779
Domestic	117,033	128,906	142,921
Regional (Hong Kong, Macau and Taiwan)	4,758	5,289	5,046
International	61,391	67,290	73,812
Passenger Capacity (in ASKs) (millions)	225,996	244,841	270,254
Domestic	141,067	154,059	171,684
Regional (Hong Kong, Macau and Taiwan)	5,948	6,374	6,408
International	78,981	84,408	92,162
Passenger Yield (RMB)	0.52	0.54	0.52
Domestic	0.54	0.56	0.54
Regional (Hong Kong, Macau and Taiwan)	0.72	0.73	0.74
International	0.47	0.49	0.47
Passenger Load Factor (%)	81.06	82.29	82.06
Domestic	82.96	83.67	83.25
Regional (Hong Kong, Macau and Taiwan)	79.99	82.99	78.75
International	77.73	79.72	80.09

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

In 2017, we continued to optimize our fleet structure. We introduced a total of 73 aircraft of major models and a total of 18 aircraft retired. With the introduction of B737-8MAX series aircraft and the gradual retirement of B767 series aircraft, our fleet structure has been made younger. In 2017, we continued to deepen and expand our cooperation with external partners. We deepened the comprehensive partnership with Delta Air Lines by further expanding the code-share coverage and jointly deepened marketing cooperation by expanding channels and markets. We also strengthened our business partnership with AFK by further expanding our code-share coverage with it. Capitalized on the cooperation platform of SkyTeam Airline Alliance, we have newly launched code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In addition, we attached importance to and continued to strengthen the cooperation with airlines which are not members of SkyTeam Airline Alliance. In collaborating with Qantas Airways Limited (IATA code: QF), we launched enhanced cooperation in joint operation and sales, and points earning and redeeming of frequent flyer program. We commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK), and discussion on bilateral cooperation of frequent flyers with WestJet Airlines Ltd. (IATA code: WS).

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

In 2019, we introduced a total of 44 aircraft of major models and one aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure has remained young. As of December 31, 2019, we operated a fleet of 734 aircraft, which included 723 passenger aircraft and 11 business aircraft held under trust. We have intensified our comprehensive cooperation with strategic partners and core partners to improve the capacity of international routes and enhance the quality of cooperation. For the core markets of Shanghai and Beijing, leveraging on the operation of the satellite terminal S1 of Shanghai Pudong International Airport (the “Satellite Terminal S1 of Pudong”) and Beijing Daxing International Airport, we worked with SkyTeam Airline Alliance members and other important partners to carry out the plan for route network optimization connection, as well as the development of ground service procedure and standards, explore ground operating cooperation opportunities, design passenger travel plan portfolio products and continue to expand the scope of code-sharing. As of the end of 2019, our code-sharing covered 347 flight route destinations, 1,007 routes and 4,617 flights. For the North American market, we and Delta Air Lines started to operate in the same terminal in Satellite Terminal S1 of Pudong and recorded increase in revenue from cooperation. For the European market, we have expanded joint operation routes with Air France-KLM by adding new routes from Kunming and Wuhan to Paris, and intensified the cooperation in the aspects such as transfer mode of connected flights, corporate clients and joint sales. For the Australian market, our in-depth cooperation with Qantas Airways Limited in the areas of code-sharing, allocation of flight capacity, joint marketing, resources sharing and personnel exchange has driven the growth in mutual sales revenue from cooperation. For the Asia Pacific market, we continued to facilitate the anti-monopoly approval procedures for the joint cooperation with Japan Airlines and deepened the cooperation in the areas of route network and flight capacity sharing with Japan Airlines to strengthen our market position in Japan routes.

In 2019, we have focused on the core hubs of Beijing and Shanghai, and the regional hubs such as Xi’an and Kunming to continuously optimize our route network layout and flight capacity allocation so as to strengthen the our market share and influence. In 2019, our market shares in hubs such as Shanghai, Beijing, Kunming and Xi’an were 40.6%, 18.3%, 37.2% and 29.4%, respectively. Through the scientific matching of routes and flight capacity and the optimization of transit connection procedures, the effect of hub network has gradually appeared. The number of transits connecting “origin to destination” of the three hubs, namely Shanghai Pudong, Xi’an and Kunming, significantly increased by 11.6%, 34.4% and 9.9%, respectively. The transit passengers of the three hubs, namely Shanghai Pudong, Kunming, and Xi’an amounted to 3,488,000 passengers, 1,658,000 passengers and 580,000 passengers, respectively, representing a year-on-year increase of 11.1%, 3.0% and 7.8%, respectively.

In 2019, we put in available seat – kilometers (ASK) of approximately 270,254 million passenger-kilometers, representing an increase of approximately 10.4% from 2018. Number of passengers carried in 2019 was approximately 130 million, representing an increase of approximately 7.5% from 2018. Passenger load factor in 2019 was approximately 82.06%, remaining relatively stable as compared to 2018. Passenger revenue in 2019 amounted to approximately RMB110,416 million, representing an increase of approximately 5.9% from 2018.

Cargo and Mail Operations

The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2017, 2018 and 2019:

		Year Ended December 31,
	2017	2017	2018	2019
	(Non-comparable	(Comparable
	basis)(1)	basis) (2)
Cargo and Mail Traffic (in RFTKs)	2,663	2,458	2,588	2,971
(millions)
Domestic	896	894	886	951
Regional (Hong Kong, Macau and Taiwan)	45	37	35	29
International	1,723	1,527	1,667	1,991
Cargo and Mail Capacity (in AFTKs)	7,057	6,797	7,901	9,133
(millions)
Domestic	2,278	2,275	2,741	3,216
Regional (Hong Kong, Macau and Taiwan)	188	177	191	189
International	4,592	4,345	4,969	5,728
Cargo and Mail Yield (RMB)	1.36	1.36	1.40	1.29
Domestic	1.10	1.10	1.12	1.05
Regional (Hong Kong, Macau and Taiwan)	3.56	3.62	5.57	5.56
International	1.44	1.46	1.47	1.34
Cargo and Mail Load Factor (%)	37.73	36.17	32.76	32.54
Domestic	39.32	39.30	32.33	29.58
Regional (Hong Kong, Macau and Taiwan)	23.85	20.92	18.39	15.21
International	37.52	35.15	33.55	34.77

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

(2)	Under comparable basis, the operating data in 2017 did not include our whole cargo freight data in January 2017.

On November 29, 2016, we entered into an equity transfer agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by us to Eastern Airlines Industry Investment. China Cargo Airlines, a non-wholly subsidiary of Eastern Logistics, operated a total of nine freighters then. On February 8, 2017, we completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the nine freighters operated by China Cargo Airlines ceased to be included in our fleet. After completion of the disposal, we will focus on air passenger transportation business and continue to improve our operating and management ability. Also, on November 29, 2016, we and Eastern Logistics entered into the freight logistics daily connected transactions framework agreement. See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Related Business Transactions - Eastern Logistics, an indirectly owned subsidiary of CEA Holding - Freight Logistics Daily Connected Transactions Framework Agreement with Eastern Logistics”.

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

•	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2019:

	2017	2018	2019
	(in RMB millions)
Domestic	67,923	76,517	80,058
Regional (Hong Kong, Macau and Taiwan)	3,624	4,017	3,846
International	30,928	34,744	37,082
Total	102,475	115,278	120,986

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

•	the administration of airports and air traffic control systems;

•	aircraft registration and aircraft airworthiness certification;

•	operational safety standards; and

•	the liabilities of carriers.

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

On December 15, 2008, mainland China and Taiwan commenced direct air and sea transport and postal services, ending a nearly six-decade ban on regular links between the two sides since 1949. Under a historic agreement signed by the governments of mainland China and Taiwan in early November 2008, the new air links expanded from weekend charters to a daily service. According to the flight plan of 2019-2020 winter and spring season of CAAC, the total number of flights between mainland China and Taiwan reached 1,320 per week.

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

The CAAC oversees the training of most Chinese airline pilots through its operation of the pilot training college. The CAAC implements a unified pilot certification process applicable to all Chinese airline pilots and is responsible for the issuance, renewal, suspension and cancelation of pilot licenses. Each pilot is required to pass the CAAC-administered examinations before obtaining a pilot license and is subject to an annual examination in order to have such certification renewed.

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

Environmental Regulation

We are subject to a number of environmental laws and regulations issued by regulatory authorities in China including the Environment Protection Law of the PRC, the Prevention and Control of Noise Pollution Law of the PRC, the Environmental Protection Tax Law of the PRC, Implementing Regulations of Environmental Protection Tax Law of the PRC and Implementation Opinions on Further Promoting the Green Development of Civil Aviation. We believe that we comply with all applicable noise and environmental regulations in material aspects.

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

On December 28, 2007, the CAAC and the NDRC released the Implementing Scheme for the Civil Aviation Airport Charges Reform Implementation Plan, which was implemented on March 1, 2008. This new plan divides airport charges into three parts: charges related to airline businesses; charges related to important non-airline items; and other non-airline charges. The charges related to airline businesses and important non-airline items must follow the national guided prices, in which the standard prices are rarely increased, while reduced rates can be negotiated between the airport or the service provider and the users. The plan grants us the right to negotiate with airports on the airport charges. On January 23, 2017, CAAC promulgated the Notice of Distributing the Adjustment Plan for Charging Standards for Civil Airport, adjusting the general aviation fee policy and the preferential policy for passenger service fees, including but not limited to the categories, meanings, management methods, benchmark prices and floating ranges of several airport charges and take-off and landing fees. On May 28, 2019, the CAAC issued Notice on Issues Related to Civil Airport Charging, which lowered the charging standards for some airport charging items.

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

There are currently approximately 50 Chinese airlines in mainland China, and we compete with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the Hong Kong Stock Exchange and the New York Stock Exchange, are the three leading air carriers in China.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at speeds of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of the coverage of this network and improvements in railway service quality, increased passenger capacity and stations located closer to urban centers than competing airports could enhance the relative competitiveness of the railway service and affect our market share on some of our key routes, in particular our routes between 500 km to 800 km. For example, the high-speed railway routes in Yunnan Province continued to affect our routes in Yunnan Province.

With the establishment of a PRC national high-speed railway network, we will inevitably face increasing competition and pricing pressures from this railway service. Therefore, we have been taking active measures in decreasing the number of short-haul routes that overlap with such high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers, adjusting the flight structure, and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. In 2017, our Air-Rail Service and Air-Bus Service developed steadily with increased routes in Yangtze River Delta, Xi’an, Lanzhou and other cities and regions. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services. In 2018, we continued to promote our Air-Rail Service and Air-Bus Service to mitigate the effects of the new high-speed train routes on our corresponding routes. In 2019, the development of our Air-Rail Service and Air-Bus Service remained stable.

Regional

Our Hong Kong routes are highly competitive. We currently operate approximately 20 flight routes between various cities in mainland China and Hong Kong. The primary competitors on our Hong Kong routes are Cathay Pacific Airways (“Cathay”), Hong Kong Dragon Airlines Limited (“Dragonair”) and HongKong Airlines. Cathay, Dragonair and HongKong Airlines compete with us on several of these routes, particularly the Shanghai-Hong Kong route. In addition, we continue to face competition from other low-cost airlines on overlapping routes connecting Hong Kong and mainland cities. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February, 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. As a result, Dragonair has increased the frequency of its flights on several of our Hong Kong routes, resulting in intensified competition.

The policy restraint on direct flights between Taiwan and mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and mainland China since mid-2016. We currently operate flights to Taipei from Shanghai, Xi’an, Kunming, Changzhou, Hefei, Huai’an, Yinchuan, Nanchang, Lanzhou, Lijiang, Yancheng, Nanjing, Qingdao, Huangshan, Taiyuan, Wuhuan, Wuxi and Xining. We currently compete with China Airlines and Eva Air on our routes connecting mainland cities and Taiwan. However, given the arrangement is subject to the political relationship between Taiwan and mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement. As one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes, or our results will not be adversely impacted.

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

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta Air Lines, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 516 lounges worldwide. In 2013, we implemented code-sharing programs covering 242 routes with 11 SkyTeam member airlines. In the meantime, we also started code-sharing cooperation with seven non-SkyTeam member airlines, covering more than 150 routes, including Japan Airlines and Qantas Airways Limited. In 2014, we proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. We implemented transit service cooperation with China Airlines, Delta Air Lines and Air France between different terminals at Shanghai Pudong International Airport. We facilitate joint sales by optimizing transit connection with Delta Air Lines and enhanced co-operations with Air France by increasing the number of code-share flights. We also comprehensively improved cooperation on the China-Australia route by establishing joint operation with Qantas.

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

In 2017, we actively responded to the competition in international market. We have strengthened our cooperation with Air-France KLM and Delta Air Lines to further extend our international route and improve our competitiveness and reputation in the international market. Relying on the cooperation platform of SkyTeam Airline Alliance, we have newly launched code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In addition, the agreement of “Fully Opening of the Aviation Market” between China and Australia has intensified the competition in the Australian market, yet, it has caused us to strengthen our cooperation within the SkyTeam Airline Alliance, especially joining hands with Qantas Airlines, a cooperative partner, to expand the route network and share the infrastructure and resources of the main bases of both parties. We deepened our cooperation with Qantas Airlines in terms of code sharing, joint operation and sales. We commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK). In 2017, we also proactively adjust our capacities in international routes according to the market situation.

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

In 2019, we continued to intensify our comprehensive cooperation with strategic partners and core partners to improve the capacity of international routes and enhance the quality of cooperation. Core business cooperation including joint operation routes, code sharing and transit routes were further enhanced between Delta Air Lines, Air France KLM, Qantas Airways Limited, Japan Airlines and us. In addition, we introduced Virgin Atlantic Airways into the operation of our Shanghai to London route with Air France-KLM. We also launched new code-sharing program with Air Europa Spain. As of December 31, 2019, we cooperated with 13 airline companies outside the SkyTeam Airline Alliance on code sharing.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese and international airlines. We have four main maintenance bases in Shanghai, Kunming and Xi’an and several maintenance bases in our provincial hubs including Taiyuan, Qingdao, etc. We also constructed a new maintenance base in Beijing Daxing International Airport in 2019. Our primary aircraft maintenance base is at Pudong International Airport. We employed approximately 11,389 workers as maintenance personnel as of December 31, 2019. We prepared our own training plan for our employees to meet the requirements of certain regulations and the needs for future development. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. In 2019, we increased our capacities in our maintenance bases in Kunming and Xi’an by installing one additional production line for the maintenance of narrow-body aircraft in each of the two bases. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. In 2019, we entered into one agreement with Honeywell, pursuant to which we expected we could save certain repairing costs.

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

Since December 2014, we have adopted an innovative asset management model and established Eastern Airlines Technology Co. Ltd. (“Eastern Technology”), a wholly-owned subsidiary specializing in aircraft maintenance, to explore the transformation of supporting assets to operational assets. In 2015, Eastern Technology engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate our centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment. In 2016, other airlines such as Singapore Airlines, AirAsia and Royal Brunei Airlines became customers of Eastern Technology, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi. In 2017, other airlines such as Macau Airlines, Delta Air Lines, Asiana Airlines, Hong Kong Airlines and Malaysia Airlines became customers of Eastern Technology. In 2018, we continued our efforts in expanding our maintenance services. We became the maintenance service provider for a total of 11 airlines in 17 stations in 2018. In 2019, our customer base for maintenance services continued to expand. We became the maintenance service provider for airline companies including Air Busan, British Airways and Egypt Air.

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

In 2019, we adhered to the civil aviation safety with zero tolerance for safety hazards, and has maintained safe operation throughout the year. In terms of risk management and control, we have scientifically analyzed and properly handled the safety hazards of the aircraft model B737 MAX 8. The commercial operation of such model was suspended immediately. In addition, we have studied the risks of new aircraft and new routes in advance to continuously strengthen the foundation for safe development. In terms of mechanism establishment, we have improved the relevant rules and regulations as well as implementation rules of our safe production responsibility system to further enhance safety requirements. In 2019, our fleet had 2,394,000 safe flying hours in total, which have increased by 8.5% compared to the same period in 2018. Our fleet had 988,000 take-off and landing flights in 2019, which have increased by 7.0% compared to the same period in 2018.

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

In 2019, in order to address the risks imposed by rapidly developing technologies, we initiated information technology safety projects. We adopted the strategies of in-depth defense and key protection, worked with external authorities and strategically cooperated with well-known security service providers to enhance our cyber-security level. We upgraded our customer privacy terms of online channels and investigated risks on third-party platforms to strengthen the firewalls for passenger information protection. We also continued to appoint a “data protection officer” in response to the implementation of the “General Data Protection Regulation” by the European Union. Furthermore, we also promoted the construction of the Xi’an data center and disaster backup facility center to build a globalized basic assurance and service system in 2019. In 2019, our information security management system passed the ISO27001 review for certification renewal.

We did not purchase any insurance for internet security.

Fuel Supplies

Jet fuel is one of the major expenses of airlines. Fuel costs represented approximately 28.9% of our total operating expenses in 2019. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations.

In 2019, our total aircraft fuel cost was approximately RMB34,191 million, representing an increase of 1.5% from RMB33,680 million in 2018, which was mainly due to an increase in our volume of refueling of 6.8% from 2018, leading to an increase in aircraft fuel costs by RMB2,289 million, partially offset by the decrease in average price of fuel of 4.9% from 2018, leading to a decrease in aircraft fuel costs by RMB1,778 million. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

Ground Facilities and Services

The center of our operations is Shanghai, one of China’s principal air transportation hubs. Our Shanghai operations are based at Hongqiao International Airport and Pudong International Airport. In addition, we also started our operation in Beijing Daxing International Airport following its commencement of operation in September 2019. We currently also operate from various other domestic airports. We have hangars, aircraft parking and other airport service facilities at these airports, and provide ground services in these locations.

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

In 2017, we enhanced the flight management to reduce the delay in takeoff. We also improved our service in self check-in management by optimizing our internal management process. In addition, we deepened our cooperation with Air-France KLM, Delta Air Lines and other members of the SkyTeam to provide through check-in services in various domestic airports and international airports.

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

In 2019, we continued to enhance our passenger services. We started to provide all-round service of “100% boarding bridge, 100% connection, 100% automatic baggage sorting, 60 minutes for MCT (Minimum Connecting Time)” in Beijing Daxing International Airport and the Satellite Terminal S1 of Pudong. We also launched the first aviation sign language application in China at the CEA Special Care Service Counter at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport to provide convenience for hearing-impaired passengers, where by clicking the “One-click video sign language translation” button, hearing-impaired passengers can be quickly connected to the professional translation team in backstage to get online real-time sign language translation. In addition, we were the first airline to apply permanent electronic baggage tag, which has significantly lowered the error rate of abnormal luggage transport. We also enhanced our self check-in services in 2019 by constructing special area for self check-in services in Shanghai Pudong International Airport and Beijing Daxing International Airport.

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

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail stores by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. We also strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function. In January 2020, we launched a new membership system for the “Eastern Miles” program to change the frequent flyer points accumulation system from mileage based to income based and introduced “CEA Wallet”, a combination payment method of “points + cash” integrating frequent flyer’s accounts, CEA points and bank accounts. Our members can use CEA points for purchasing products from us and other suppliers. The consumption scenarios and value for CEA points were increased. As of the end of 2019, frequent flyer members of “Eastern Miles” reached 42.7 million, increased by 7.7% as compared to 2018. In 2019, we strengthened the construction of professional service teams for corporate clients, the sales revenue from such clients increased by 14.3% year-on-year. We also intensified the cooperation with channels such as TMC (Travel Management Companies), and the number of the third-party clients has increased by 38.7% year-on-year. In 2019, we continued to intensify and deepen our long-term cooperation with Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip”) and the revenue generated from ticket booking through Ctrip continued to increase.

Our advertising, marketing and other promotional activities include the use of social media, online platforms, radio, television and print advertisements. We continue to diversify our advertising and promotional channels. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2016, China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”) established an e-commerce platform by integrating our online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as our official website, mobile application and member website were launched with success. In 2017, 12 major updates were made to our mobile application. In 2018, we continuously optimized the customers’ experience on our official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. We vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage check-in, VIP lounges and online seat selection. In 2019, we continued to update our e-commerce platform by adding new functions, launching new products and optimizing user experiences. With the robust development of e-commerce, we also focused on the security of our e-commerce platform in 2019 and launched a series of security measures to further safeguard our operation and our customers.

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

In 2019, we established a joint team comprising of our client department, IT department and Eastern E-Commerce to upgrade our overall capabilities of e-commerce operation. We also launched a series of updates to our official website and mobile phone application in 2019. In 2019, revenue from our direct sales channels (including our official website and mobile phone application) amounted to RMB13.3 billion, representing a decrease of approximately 10.5%, primarily due to the decrease in revenue from ticket sales through our official website. It is estimated that a new version of our official website and mobile phone application with multiple languages and currencies incorporated will be launched in 2020, where global travelers can purchase tickets and other products through one website and one mobile phone application.

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

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA currently represents approximately 290 airlines and comprises approximately 82% of the world’s air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. We also cooperated with several international reservation systems, including AMADEUS, SABRE, TRAVELPORT, INFINI and AXESS, which have made it easier for customers and sales agents to make reservations and purchase tickets for our international flights.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta Air Lines, Alitalia, Air France and KLM, on June 21, 2011.

By the end of 2015, we have entered into frequent flyer and airport lounges agreements with 20 SkyTeam member airlines and implemented code-sharing programs covering 670 routes, as well as 336 routes with non-SkyTeam member airlines, which has further broadened the coverage of our route network. By the end of 2016, we implemented code-sharing programs with 12 SkyTeam member airlines and the number of code-sharing routes with non-SkyTeam member airlines increased by 52% as compared to 2015. We also cooperated with nine SkyTeam member airlines including Delta Air Lines, Air France and KLM, China Southern, Alitalia, Garuda Indonesia and Iberia in joint check-ins for 21 transit points in 2016. By the end of 2017, we implemented code-sharing programs with 14 SkyTeam member airlines. The two newly cooperated SkyTeam members are Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK). In 2018, we continued to expand our code-sharing programs with SkyTeam members on more routes. In 2019, we further deepened and expanded our cooperation with SkyTeam member airlines.

By connecting to the route networks of other SkyTeam member airlines, we were able to offer our passengers seamless transit to 44 destinations in 15 countries under a single plane ticket with direct luggage services as of December 31, 2019. Passengers may also enjoy the comfort of more than 750 VIP airport lounges of SkyTeam around the world. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

Tourism and Travel Services

In addition to our airline operations, we also generated commission revenues from tickets sold on behalf of other airlines. We previously derived revenue from tourism and travel services through our subsidiary, Shanghai Airlines Tours, which provides various business and leisure travel services, including inbound, outbound and domestic travel, conference and exhibition planning, flight chartering and plane ticket reservation, tour bus and hotel reservation and other related services. On March 19, 2019, we and Greenland Holdings Corporation Limited (“Greenland Holdings”) entered into a capital injection and share expansion agreement. According to such agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours and subscribe for its newly-issued shares with monetary capital in an aggregate amount of RMB251 million. As of May 17, 2019, the capital injection and share expansion of Shanghai Airlines Tours was completed. Upon such completion, our equity interest in Shanghai Airlines Tours was diluted to 35%, and Greenland Holdings held 65% of the equity interest in Shanghai Airlines Tours. Therefore, Shanghai Airlines Tours ceased to be our subsidiary.

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

Insurance

The CAAC purchases fleet insurance from PICC Property and Casualty Company Limited (“PICC”), and China Pacific Property Insurance Company Ltd., on behalf of all Chinese airlines. PICC has reinsured a substantial portion of its aircraft insurance business through Lloyd’s of London. The fleet insurance is subject to certain deductibles. The premium payable in connection with the insurance is allocated among all Chinese airlines based on the aircraft owned or leased by these airlines. Under the relevant PRC laws, the maximum civil liability of Chinese airlines for injuries to passengers traveling on domestic flights has been increased to RMB400,000 per passenger in March 2006, for which we also purchase insurance. As of July 31, 2006, the Convention for the Unification of Certain Rules for International Carriage by Air of 1999, or Montreal Convention, became effective in China. Under the Montreal Convention, carriers of international flights are strictly liable for proven damages up to 128,821 Special Drawing Rights and beyond that, carriers are only able to exclude liability if they can prove that the damage was not due to negligence or other wrongful act of the carrier (and its agents) or if the damage solely arose from the negligence or other wrongful act of a third party. We believe that we maintain adequate insurance coverage for the civil liability that can be imposed due to injuries to passengers under Chinese law, the Montreal Convention and any other agreement we are subject to. We also maintain hull all risk, hull war risk and aircraft legal liability insurance, including third party liability insurance, of the types and in amounts customary for Chinese airlines.

C. Organizational Structure

See the section headed “Item 4. Information on the Company - History and Development of the Company”.

D. Property, Plant and Equipment

Fleet

As of December 31, 2019, we operated a fleet of 734 aircraft, including 723 passenger aircraft, most with a seating capacity of over 100 seats and 11 business aircraft held under trust. In 2019, we introduced 44 aircraft of major models. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure has remained young.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2019:

						Units
No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	10	10	0	20	3.9
2	B787-9	3	7	0	10	0.9
3	A350-900	1	6	0	7	0.8
4	A330-300	7	14	5	26	5.4
5	A330-200	17	13	0	30	6.6
Total number of wide-body aircraft		38	50	5	93	4.6
6	A321	44	33	0	77	6.4
7	A320	69	45	66	180	9.0
8	A319	17	16	2	35	6.7
9	A320NEO	6	30	0	36	0.8
10	B737-800	49	67	117	233	5.0
11	B737-700	36	9	10	55	10.5
12	B737 MAX 8(1)	2	12	0	14	1.7
Total number of narrow-body aircraft		223	212	195	630	6.6
Total number of passenger aircraft		261	262	200	723	6.4
Total number of business aircraft held under trust					11
Total number of aircraft					734

Note:

(1)

We have temporarily suspended the operation of B737 MAX 8 since March 2019 due to security concerns, the resumption of which remained uncertain considering the rectification pace of Boeing Company and the time for clearance by relevant regulatory authorities.

The table below sets forth the daily average utilization rates of our jet passenger aircraft for the year ended December 31, 2019:

2019
(in hours)
B777-300ER	14.8
B787-9	12.6
A350-900	13.2
A330 Series	11.6
A320 Series	9.5
B737 Series	8.7

Most of our jet passenger aircraft were manufactured by either Airbus or Boeing Company. On July 9, 2015, we entered into a purchase agreement with Boeing Company to purchase fifty new Boeing B737 series aircraft which are expected to be delivered to us in stages from 2017 to 2019. On August 14, 2015, we also entered into a purchase agreement with Airbus SAS to purchase fifteen new Airbus A330 series aircraft, which are expected to be delivered to us in stages from 2017 to 2018. On April 28, 2016, we entered into a purchase agreement with Boeing Company to purchase 15 B787-9 aircraft, which are expected to be delivered to us in stages from 2018 to 2021. On the same day, we also entered into a purchase agreement with Airbus SAS to purchase 20 Airbus A350-900 series aircraft, which are expected to be delivered to us in stages from 2018 to 2022. On August 30, 2019, we entered into an aircraft purchase agreement with Commercial Aircraft Corporation of China Limited to purchase 35 ARJ21-700 aircraft, which are single-aisle regional aircraft with medium and short range and are expected to be delivered to us in stages from 2020 to 2024.

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2020 to 2022 are as follows:

	2020E		2021E		2022E
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Model
A320 Series	34	1	—	6	—	5
A330 Series	—	—	—	—	—	—
A350 Series	4	—	7	—	2	—
B787 Series	5	—	—	—	—	—
ARJ Series	3	—	6	—	8	—
Total	46	1	13	6	10	5

Notes:

(1)

Before the grounding of B737 MAX 8, we had planned to introduce 11, 34 and 12 B737 MAX 8 in 2019, 2020 and 2021, respectively. We are currently negotiating with Boeing Company regarding the time for resumption of operation and delivery of B737 MAX 8 but the uncertainties remain.

(2)

We and our suppliers have engaged in proactive negotiation and adjusted the progress for the introduction of aircraft under the influence of COVID-19. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment, market conditions and our flight capacity allocation.

As of December 31, 2019, according to confirmed orders, we planned to introduce nine aircraft and retire 16 aircraft in 2023.

The actual quantity and time of the introduction and retirement of any of these aircraft or any additional aircraft may depend on such factors as general economic conditions, the levels of prevailing interest rates, foreign exchange rates, the level of inflation, credit conditions in the domestic and international markets, conditions in the global aviation industry, our financial condition and results of operations, our financing requirements, and the terms of any financing arrangements, such as leases, and other capital requirements. We believe that our aircraft acquisition plan will help us accomplish our expansion plans while maintaining an efficient fleet and ensuring alternative sources of supply.

Fleet Financing Arrangements

We generally acquire aircraft through internal funds, long-term capital leases or operating leases. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Due to the adoption of IFRS 16 Leases, long-term capital lease and operating leases are both classified as leases in our financial statements. For details of the impact of IFRS 16 Leases on us, please refer to the section headed “Critical Accounting Policies” under Item 5.

Operating Facilities

As of December 31, 2019, we (including subsidiaries and branches) had operations on 658 parcels of land, occupying a total area of approximately 3.6 million square meters. In addition, as of December 31, 2019, we (including subsidiaries and branches) owned approximately 2,126 buildings. We and our major subsidiaries have obtained the land use rights certificates and building ownership certificates for most parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining 14 parcels of land and 75 buildings. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2019.

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

Our overall capacity on an available tonne kilometer, or ATK, basis increased by approximately 11.8% from approximately 29,936 million in 2018 to approximately 33,456 million in 2019, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 10.4% from approximately 244,841 million in 2018 to approximately 270,254 million in 2019. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 10.6%, from approximately 20,358 million in 2018 to approximately 22,518 million in 2019.

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

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

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

(b)	Revenues from the provision of ground services, tour services, ticket cancelation services and other travel related services are recognized when the services are rendered.

(c)	Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognized upon ticket sales.

(d)

The Group operates a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative standalone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The standalone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“mileage points breakage”).

(e)	Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Revenue from other sources

Rental income is recognized on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognized as income in the accounting period in which they are incurred.

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

Contract liabilities (applicable from January 1, 2018)

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Maintenance and overhaul costs

Overhaul costs that meet specific recognition criteria are capitalized as a component of property, plant and equipment or right-of-use assets and are depreciated over the appropriate maintenance cycles.

Certain lease arrangements contain provisions that the Group has obligations to fulfill certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognized such costs as part of the right-of-use asset and are depreciated during the lease term. (applicable from January 1, 2019)

Provision for the estimated lease return costs for aircraft and engines is made on a straight-line basis over the lease term. (applicable before January 1, 2019)

All other repairs and maintenance costs are charged to profit or loss as and when incurred.

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 45 years
Other property, plant and equipment	3 to 20 years

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

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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

Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

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

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition (applicable before January 1, 2018)”.

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

Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018)

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss — is removed from other comprehensive income and recognized in the statement of profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through the statement of profit or loss. Increases in their fair value after impairment are recognized directly in other comprehensive income.

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

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 and IAS 39 is recognized in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

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

Fair value hedges

The change in the fair value of a hedging instrument is recognized in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as other expenses.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognized in the statement of profit or loss.

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

Leases (policies under IFRS 16 applicable from January 1, 2019)

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of a right-of-use asset also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Aircraft and engines under leases	8 to 12 years
Buildings	2 to 10 years
Prepayments for land use rights	50 years
Others	2 to 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

(ii)	As lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases.

Leases (applicable before January 1, 2019)

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

The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred.

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

Passenger ticket breakage

The Group recognizes traffic revenues in accordance with the accounting policy stated in note 2.4 to the consolidated financial statements. Passenger ticket breakage is recognized as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognizes revenue at the scheduled flight date using a portfolio-based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage.

Recognition of contract liabilities for frequent flyer program

Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated mileage points breakage. Mileage points breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

Provision for lease return costs for aircraft and engines

Provision for lease return costs for aircraft and engines is recognized as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilization patterns, historical experience of actual return costs incurred and anticipated return costs, which are by reference to historical experience on returning similar airframe models and engines and aircraft return condition. Different judgments or estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

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

Additional information regarding the retirement benefit plan is disclosed in note 40 to the consolidated financial statements.

Deferred income tax

Deferred tax assets are recognized for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 50 to the consolidated financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3.

Leases – Estimating the incremental borrowing rate (applicable from January 1, 2019)

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary.

A. Operating Result

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

		Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	93,969	98,904	102,475	115,278	120,986
Other operating income and gains	5,269	5,469	7,481	6,592	7,202
Operating expenses (1)	(86,613)	(91,887)	(100,525)	(112,561)	(118,107)
Operating profit	12,625	12,486	9,431	9,309	10,081
Finance income / (costs), net	(7,110)	(6,176)	(1,072)	(5,657)	(6,064)
Profit before income tax	5,667	6,497	8,610	3,856	4,299
Profit for the year attributable to the equity holders of the Company	4,537	4,498	6,342	2,698	3,192
Basic and fully diluted earnings per share (2)	0.35	0.33	0.44	0.19	0.21

		As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB
			(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	9,080	1,695	4,605	646	1,350
Net current liabilities	(51,309)	(52,194)	(62,035)	(57,132)	(58,620)
Non-current assets	174,914	196,436	211,434	223,085	265,442
Long term borrowings, including current portion	(43,675)	(29,749)	(28,842)	(32,506)	(31,137)
Lease liabilities, including current portion	—	—	—	—	(110,275)
Obligations under finance leases, including current portion	(52,399)	(61,041)	(66,868)	(77,427)	—
Total share capital and reserves attributable to the equity holders of the Company	37,411	49,450	55,360	58,008	69,008
Non-current liabilities	(83,674)	(91,876)	(90,621)	(104,352)	(134,176)
Total assets less current liabilities	123,605	144,242	149,399	165,953	206,822

Notes:

(1)

Including gain on fair value changes of derivative financial instruments of RMB6 million, RMB2 million, RMB311 million and nil for the years ended December 31, 2015, 2016, 2018 and 2019, respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary shares in issue.

2019 Compared to 2018

Our revenues increased by approximately 5.0% from approximately RMB115,278 million in 2018 to approximately RMB120,986 million in 2019.

In 2019, we transported approximately 130 million passengers, representing an increase of approximately 7.5%, from approximately 121 million passengers in 2018. Our total passenger traffic (as measured in RPKs) increased by approximately 10.1%, from approximately 201,486 million in 2018 to approximately 221,779 million in 2019.

Our total cargo and mail traffic (as measured in RFTKs) increased by approximately 14.8% from approximately 2,588 million in 2018 to approximately 2,971 million in 2019.

Our average yield for our passenger operations remained relatively stable at RMB0.54 per passenger-kilometers in 2018 and RMB0.52 per passenger-kilometers in 2019.

Our average yield for our cargo and mail operations decreased by approximately 8.1% from approximately RMB1.40 per freight tonne-kilometers in 2018 to RMB1.29 per freight tonne-kilometers in 2019.

The following chart sets forth our revenue breakdown for 2018 and 2019:

	Year Ended December 31		2019 vs. 2018
	2018	2019	Increase (Decrease)	% Increase (Decrease)
		(in RMB millions)
Traffic revenues	107,936	114,242	6,306	5.8
Passenger revenue	104,309	110,416	6,107	5.9
Cargo and mail revenue	3,627	3,826	199	5.5
Others (1)	7,342	6,744	(598)	(8.1)
Total Operating Revenue	115,278	120,986	5,708	5.0

Notes:

(1)	Including tour operations income, ground service income, commission income and others.

Passenger revenues

Our passenger traffic revenues increased by approximately RMB6,107 million, or approximately 5.9%, from approximately RMB104,309 million in 2018 to approximately RMB110,416 million in 2019. This increase was primarily due to increased passenger demand and increase in scheduled flights.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB72,764 million in 2019, which accounted for approximately 65.9% of our total passenger traffic revenues in 2019, increased by approximately 6.0% from approximately RMB68,619 million in 2018, primarily due to increased passenger demand. Our domestic passenger traffic (as measured in RPKs) increased by approximately 10.9% from approximately 128,906 million in 2018 to approximately 142,921 million in 2019. The number of passengers carried on domestic routes increased by approximately 7.7% from approximately 101 million in 2018 to approximately 109 million in 2019. Our passenger-kilometers yield for domestic routes remained relatively stable at approximately RMB0.56 per passenger-kilometer in 2018 and approximately RMB0.54 per passenger-kilometer in 2019.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB3,686 million in 2019, which accounted for approximately 3.3% of our total passenger traffic revenues in 2019, decreased by approximately 3.5% from approximately RMB3,821 million in 2018, primarily due to the decrease of passenger volume. Our regional passenger traffic (as measured in RPKs) decreased by approximately 4.6% from approximately 5,289 million in 2018 to approximately 5,046 million in 2019. The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by approximately 4.1% from approximately 3.9 million in 2018 to approximately 3.7 million in 2019. Our passenger-kilometers yield for regional routes remained relatively stable at approximately RMB0.73 per passenger-kilometer in 2018 and approximately RMB0.74 per passenger-kilometer in 2019.

Our international passenger traffic revenues amounted to approximately RMB33,966 million in 2019, which accounted for approximately 30.8% of our total passenger traffic revenues in 2019, increased by approximately 6.6% from approximately RMB31,869 million in 2018, primarily due to increased international passenger demand and increase in our scheduled flights on international routes. Our international passenger traffic (as measured in RPKs) increased by approximately 9.7% from approximately 67,290 million in 2018 to approximately 73,812 million in 2019. The number of passengers carried on international routes increased by approximately 9.2% from approximately 16.1 million in 2018 to approximately 17.6 million in 2019. Our passenger-kilometers yield for international routes remained relatively stable at approximately RMB0.49 per passenger-kilometer in 2018 and approximately RMB0.47 per passenger-kilometer in 2019.

Cargo and mail revenues

Our cargo and mail traffic revenues accounted for approximately 3.4% of our total traffic revenues in 2019 and increased by approximately 5.5% from RMB3,627 million in 2018 and approximately RMB3,826 million in 2019. Cargo and mail yield remained relatively stable at approximately RMB1.4 per freight tonne-kilometers in 2018 and approximately RMB1.3 per freight tonne-kilometers in 2019.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues) accounted for approximately 26.1% of our total cargo and mail traffic revenues in 2019 and remained relatively stable at approximately RMB989 million in 2018 and approximately RMB998 million in 2019. Our freight tonne-kilometers yield for domestic routes was approximately RMB1.12 per freight tonne-kilometers in 2018 and approximately RMB1.05 per freight tonne-kilometers in 2019.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues) amounted to approximately RMB159 million in 2019, which accounted for approximately 4.2% of our total cargo and mail traffic revenues in 2019, decreased by approximately 18.9% from approximately RMB196 million in 2018, mainly due to the decreased cargo transportation demand. Our freight tonne-kilometers yield for regional routes remained relatively stable at approximately RMB5.57 per freight tonne-kilometers in 2018 and approximately RMB5.56 per freight tonne-kilometers in 2019.

International cargo and mail traffic revenues accounted for approximately 69.7% of our total cargo and mail traffic revenues in 2019 and increased by approximately 9.3% from approximately RMB2,442 million in 2018 to approximately RMB2,669 million in 2019. Our freight tonne-kilometers yield for international routes was approximately RMB1.47 per freight tonne-kilometers in 2018 and approximately RMB1.34 per freight tonne-kilometers in 2019.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services and ticket handling services. These services include aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by approximately 8.1% from approximately RMB7,342 million in 2018 to approximately RMB6,744 million in 2019, primarily due to the decrease in the revenue generating from tourism services as a result of the disposal of Shanghai Airlines Tour in 2019.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2018 and 2019:

			2018 vs. 2019
	Year Ended December 31		(Increase)	% Increase
	2018	2019	Decrease	(Decrease)
		(in RMB millions)
Operating Expenses:
Aircraft fuel expenses	(33,680)	(34,191)	(511)	1.5
Take-off and landing charges	(14,914)	(16,457)	(1,543)	10.3
Depreciation and amortization	(15,313)	(22,080)	(6,767)	44.2
Wages, salaries and benefits	(22,134)	(24,152)	(2,018)	9.1
Aircraft maintenance	(3,738)	(3,380)	358	(9.6)
Impairment charges	(318)	(4)	314	(98.7)
Impairment losses on financial assets, net	(27)	(16)	11	(40.7)
Food and beverages	(3,383)	(3,667)	(284)	8.4
Low value and short-term lease rentals	—	(631)	(631)	100.0
Aircraft operating lease rentals	(4,306)	—	4,306	(100.0)
Other operating lease rentals	(928)	—	928	(100.0)
Selling and marketing expenses	(3,807)	(4,134)	(327)	8.6
Civil aviation development fund	(2,235)	(1,831)	404	(18.1)
Ground services and other expenses	(2,845)	(2,476)	369	(13.0)
Fair value changes of financial asset at fair value through profit or loss	(27)	25	52	(192.6)
Fair value changes of derivative financial instruments	311	—	(311)	(100.0)
Indirect operating expenses	(5,217)	(5,113)	104	(2.0)
Total Operating Expense	(112,561)	(118,107)	(5,546)	4.9

Our total operating expenses increased by approximately 4.9% from approximately RMB112,561 million in 2018 to approximately RMB118,107 million in 2019. Under the influence of further expansion of our operational scale as well as the rapid growth in the passenger traffic volume and the number of passengers carried, our various costs such as aircraft fuel expenses, aircraft take-off and landing costs, catering, depreciation and amortization increased from 2018. Our total operating expenses accounted for approximately 97.6% of our operating revenue in 2019, remaining the same as 2018.

Aircraft fuel expenses increased by approximately 1.5% from approximately RMB33,680 million in 2018 to approximately RMB34,191 million in 2019. The increase was primarily due to an increase in our volume of refueling of 6.8% as compared to 2018, leading to an increase in aircraft fuel costs of RMB2,289 million, partially offset by the decrease in average price of fuel of 4.9% as compared to 2018, leading to a decrease in aircraft fuel costs of RMB1,778 million.

Take-off and landing charges increased by 10.3% from approximately RMB14,914 million in 2018 to approximately RMB16,457 million in 2019, primarily due to the expansion of our operational scale and the growth in the number of take-off and landing flight and passenger transportation volume.

Depreciation and amortization increased by approximately 44.2% from approximately RMB15,313 million in 2018 to approximately RMB22,080 million in 2019, primarily due to the effect of the initial adoption of IFRS 16 Leases. For details of the impact of IFRS 16 Leases on us, please refer to the section headed “Critical Accounting Policies” under Item 5.

Wages, salaries and benefits, which accounted for approximately 20.4% of our total operating expenses in 2019, increased by approximately 9.1% from approximately RMB22,134 million in 2018 to approximately RMB24,152 million in 2019, primarily due to the increase in the remuneration as a result of the increase in the number of operation support staff in line with the growth in the flight hours and expansion of our operational scale.

Aircraft maintenance expenses, which accounted for approximately 2.9% of our total operating expenses in 2019, decreased by approximately 9.6% from approximately RMB3,738 million in 2018 to approximately RMB3,380 million in 2019, primarily due to the capitalization of part of our maintenance expenses in accordance with IFRS 16 Leases.

Food and beverage expenses increased by approximately 8.4% from approximately RMB3,383 million in 2018 to approximately RMB3,667 million in 2019, primarily due to the increase in the number of passengers carried.

Other operating lease rentals decreased by approximately 100.0% from approximately RMB928 million in 2018, primarily due to the effect of the initial adoption of IFRS 16 Leases.

Selling and marketing expenses increased by approximately 8.6% from approximately RMB3,807 million in 2018 to approximately RMB4,134 million in 2019, in line with our increased sales.

The amount of civil aviation development fund to the CAAC decreased by approximately 18.1% from approximately RMB2,235 million in 2018 to approximately RMB1,831 million in 2019, primarily due to the decrease in the charging standard of civil aviation development fund in 2019.

Ground services and other expenses decreased by approximately 13.0% from approximately RMB2,845 million in 2018 to approximately RMB2,476 million in 2019, primarily due to the decrease in expenses resulting from the disposal of 65% of equity interests of Shanghai Airlines Tours.

Indirect operating expenses amounted to approximately RMB5,113 million in 2019, remaining relatively stable as compared to approximately RMB5,217 million in 2018.

Fair Value Changes of Derivative Financial Instruments

We did not record changes in fair value of derivative financial instruments in 2019, primarily due to no fair value hedging in 2019. A gain on fair value changes of derivative financial instruments of approximately RMB311 million was recorded in 2018.

Other Operating Income and Gains

Our other operating income and gains mainly consists of co-operation routes income, income from disposal of property, plant and equipment and subsidy income. The total amount of our other operating income and gains increased by approximately 9.3% from approximately RMB6,592 million in 2018 to approximately RMB7,202 million in 2019, primarily due to the increase of co-operation routes income of approximately RMB900 million.

Net Finance Costs

In 2019, our finance costs amounted to approximately RMB6,160 million in 2019, representing an increase of approximately RMB393 million from approximately RMB5,767 million in 2018, primarily due to the effect of the initial adoption of IFRS 16 Leases.

Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, the net profit attributable to the equity holders of the Company increased by approximately 18.3% from approximately RMB2,698 million in 2018 to approximately RMB3,192 million in 2019, primarily due to the increase in traffic revenues in 2019.

Property, Plant and Equipment

We had approximately RMB99,437 million of property, plant and equipment as of December 31, 2019, including, among other assets, aircraft, engines and flight equipment, representing a decrease of 44.8% from approximately RMB180,104 million as of December 31, 2018. The decrease was mainly due to the effect of the initial adoption of IFRS 16 Leases.

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

The following chart sets forth our revenue breakdown for 2017 and 2018:

	Year Ended December 31		2018 vs. 2017
	2017	2018	Increase	% Increase
			(Decrease)	(Decrease)
		(in RMB millions)
Traffic revenues	95,187	107,937	12,750	13.4
Passenger revenue	91,564	104,309	12,745	13.9
Cargo and mail revenue	3,623	3,627	4	0.1
Others (1)	7,288	7,341	53	0.7
Total Operating Revenue	102,475	115,278	12,803	12.5

Notes:

(1)	Including tour operations income, ground service income, commission income and others.

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

Other revenues

We also generated revenues from other services, including tour operations, airport ground services and ticket handling services. These services include aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues remained relatively stable at approximately RMB7,288 million in 2017 and approximately RMB7,341 million in 2018.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4% in 2015, 2.0% in 2016, 1.6% in 2017, 2.1% in 2018 and 2.9% in 2019. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

B. Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations, bank loans and the issuance of corporate bonds. As a result, our liquidity could be materially and adversely affected if there is any delay in obtaining bank loans or a significant decrease in demand for our services.

As of December 31, 2017, 2018 and 2019, we had RMB4,605 million, RMB646 million and RMB1,350 million, respectively, in cash and cash equivalents; RMB63,801 million, RMB55,152 million and RMB51,872 million, respectively, in outstanding borrowings; and RMB51 million, RMB16 million and RMB6 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consists of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB58,620 million as of December 31, 2019. Therefore, the directors of the Company (“Directors”) have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2019, we had total unutilized credit facilities of RMB50.1 billion from various banks. See the discussion below under “– Working Capital and Liabilities”.

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

Cash Flows from Operating Activities

In 2019, we generated a net cash inflow from operating activities of RMB28,972 million as a result of cash generated from operations of RMB30,137 million less income tax paid in 2019. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB32,043 million and negative changes in working capital of RMB1,906 million. The operating profit before working capital changes of RMB32,043 million was a result of the profit before income tax of RMB4,299 million, mainly adjusted for: (i) depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of other non-current assets of RMB21,912 million, (ii) interest expenses of RMB5,169 million and (iii) net foreign exchange losses of RMB890 million. Negative changes in working capital mainly consisted of (i) prepayments and other receivables of RMB2,336 million and (ii) other long-term liabilities of RMB1,916 million, partly offset by (i) other payables and accruals of RMB1,459 million and (ii) contract liabilities of RMB1,281 million.

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

Cash Flows from Investing Activities

In 2019, our net cash outflow from investing activities was RMB4,899 million. Our net cash outflow for investing activities mainly consisted of additions to property, plant and equipment and other non-current assets of RMB7,589 million. These cash outflows were partly offset by proceeds from novation of purchase rights of RMB2,366 million.

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

Cash Flows from Financing Activities

In 2019, our net cash outflow from financing activities was RMB23,375 million. Our net cash outflow for financing activities mainly consisted of (i) repayments of short-term debentures of RMB35,000 million, (ii) repayments of principal of lease liabilities of RMB23,895 million, (iii) repayments of short-term bank loans of RMB12,868 million, (iv) repayments of long-term debentures and bonds of RMB5,567 million and (v) repayments of long-term bank loans of RMB4,033 million. These cash outflows were partly offset by (i) proceeds from issuance of short-term debentures of RMB39,000 million, (ii) proceeds from issue of shares of RMB9,442 million, (iii) proceeds from issuance of long-term debentures and bonds of RMB7,755 million and (iv) proceeds from draw down of short-term bank loans of RMB6,986 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2019, our current liabilities exceeded our current assets by RMB58,620 million. In comparison, our current liabilities exceeded our current assets by RMB57,132 million as of December 31, 2018. Our current liabilities increased by 7.3% from RMB73,064 million as of December 31, 2018 to RMB78,363 million as of December 31, 2019, primarily due to the increase in the current portion of lease liabilities. Our current assets increased by 24.0% from RMB15,932 million as of December 31, 2018 to RMB19,743 million as of December 31, 2019, primarily due to the increase in prepayments and other receivables. Short-term loans outstanding totaled RMB29,259 million and RMB25,233 million as of December 31, 2018 and 2019, respectively. Long-term outstanding bank loans totaled RMB25,867 million and RMB26,604 million as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, our debt ratio, representing total liabilities divided by total assets, was 0.75. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2018 and 2019 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2018	2019
	(in RMB millions)
Secured	19,063	19,335
Unsecured	36,089	32,537
Total	55,152	51,872

Our maturity profile of interest-bearing borrowings as of December 31, 2018 and 2019 was as follows:

	As of December 31,
	2018	2019
	(in RMB millions)
Within one year	29,265	25,235
In the second year	7,474	8,111
In the third to fifth year inclusive	14,271	14,845
After the fifth year	4,142	3,681
Total	55,152	51,872

As of December 31, 2019, our interest rates relating to short-term borrowings ranged from 1.70% to 3.30%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 2.65% to 3.92%. Our bank loans are denominated in Renminbi, U.S. dollars and Euros. As of December 31, 2019, our total bank loans denominated in Renminbi amounted to RMB4,028 million, our total bank loans denominated in U.S. dollars amounted to US$125 million and our total bank loans denominated in EUR amounted to EUR393 million.

On March 9, 2018, we issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018. See Note 38 to the consolidated financial statements for the issuance of JPY bonds.

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

Capital Expenditures

As of December 31, 2019, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB47,822 million, including approximately RMB18,388 million in 2020 and approximately RMB12,442 million in 2021, in each case subject to contractually stipulated increases or any increase relating to inflation. In March 2019, the CAAC ordered all domestic airlines to ground all B737 MAX 8 aircraft. We had 46 B737 MAX 8 aircraft on order as of December 31, 2019 and has not taken any delivery of B737 MAX 8 aircraft since the grounding. Due to the uncertainties of resumption of operation and delivery of B737 MAX 8, the abovementioned capital expenditure represented our best estimate subject to the actual delivery schedule.

We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our capital commitments:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•

We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2019:

	Total	Less Than 1 Year	1-2 Years	2-4 Years	More Than 4 Years
Long-Term Debt (1)	5,771	1,948	907	1,457	1,459
Lease Liabilities (2)	110,275	15,589	14,046	25,443	55,197
Unconditional Purchase Obligations (3)	47,822	18,388	12,442	15,848	1,144
Other Long-term Obligations (4)(5)	2,278	—	—	—	—
Post-retirement Benefit Obligations (4)	2,584	—	—	—	—
Short-term Bank Loans (6)	2,200	2,200	—	—	—
Interest Obligations
Under Lease Liabilities	19,636	4,281	3,645	5,606	6,104
Under Bank Loans	245	141	43	54	7
Fixed Rate	202	115	32	50	5
Variable Rate (7)	43	26	11	4	2

Notes:

(1)	Excludes interest.
(2)	Primarily comprise amounts to be paid under leases for the aircraft and engines.
(3)	Primarily comprise capital expenditures.
(4)	Figures of payments due by period are not available.
(5)	Other long-term obligations mainly include long-term duties and levies payable, and other long-term payables.
(6)	Short-term bank loans are generally repayable within one year. As of December 31, 2019, the weighted average interest rate of our short-term bank loans was 3.30% per annum (2018: 3.96%).
(7)

For our variable rate loans, interest rates range from six month LIBOR + 0.70% to six months LIBOR + 1.65%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2019. A 25 basis points increase in the interest rate would increase interest expenses by RMB98 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than			After
Commitments/Credit Facilities	Committed	1 Year	1-3 Years	4-5 Years	5 Years
(RMB in millions)
Lines of Credit	50,061	14,128	13,200	—	22,733
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	50,061	14,128	13,200	—	22,733

Taxation

We had carried forward tax losses of approximately RMB512 million as of December 31, 2019, which can be mainly used to set off against future taxable income between 2020 and 2024.

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018:16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

New Pronouncements

For a detailed discussion of new accounting pronouncements, please see Note 2.3 to the consolidated financial statements.

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

Name	Age	Shares Owned	Position
Liu Shaoyong	61	—	Chairman of the Board of Directors
Li Yangmin	56	3,960 A Shares(1)	Vice Chairman of the Board of Directors and President
Tang Bing	53	—	Director
Wang Junjin	51	1,120,273,142 A Shares(2)	Director
		529,677,777 H Shares(3)
Lin Wanli	58	—	Independent Non-executive Director
Shao Ruiqing	62	—	Independent Non-executive Director
Cai Hongping	65	—	Independent Non-executive Director
Dong Xuebo	66	—	Independent Non-executive Director
Yuan Jun	60	—	Employee Representative Director
Xi Sheng	57	—	Chairman of the Supervisory Committee
Gao Feng	56	—	Employee Representative Supervisor
Fang Zhaoya	52	—	Supervisor
Wu Yongliang	56	3,696 A Shares(4)	Vice President and Chief Financial Officer
Feng Dehua	54	—	Vice President
Cheng Guowei	50	—	Vice President
Jiang Jiang	55	—	Vice President
Liu Tiexiang	54	—	Vice President
Wang Jian	46	—	Board Secretary and Company Secretary

Notes:

(1)	Mr. Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner.
(2)

Among those A Shares, Juneyao Group, Juneyao Airlines and Shanghai Jidaohang Enterprise Management Company Limited (“Shanghai Jidaohang”) directly held 311,831,909 A Shares, 219,400,137 A Shares and 589,041,096 A Shares respectively. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 311,831,909 A Shares, 219,400,137 A Shares and 589,041,096 A Shares directly held by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang respectively.

(3)

Among those H Shares, Juneyao Airlines directly held 12,000,000 H Shares. Juneyao Hong Kong directly held 517,677,777 H Shares in the capacity of beneficial owner through HKSCC Nominee Limited. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Juneyao Hong Kong. Therefore, Mr. Wang Junjin is deemed to be interested in 12,000,000 H Shares and 517,677,777 H Shares directly held by Juneyao Airlines and Juneyao Hong Kong respectively.

(4)	Mr. Wu Yongliang directly held 3,696 A Shares in the capacity of beneficial owner.

Directors

Mr. Liu Shaoyong, is currently the chairman and party secretary of the Company, and the chairman and party secretary of CEA Holding. Born in November 1958, Mr. Liu joined the civil aviation industry in 1978 and was appointed as a vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of flight standard department of CAAC. Mr. Liu served as the president of the Company from December 2000 to October 2002, vice minister of CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016 and became the chairman of the Company since February 2009. He served as the chairman and party secretary of CEA Holding since December 2016, and the party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, a council member of the International Air Transport Association and the vice chairman of the International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of commanding (senior) pilot.

Mr. Li Yangmin, is currently the vice chairman, president and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Born in August 1963, Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department of China Northwest Airlines, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as a safety director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as a party secretary of the Company from June 2011 to December 2017. He served as a vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the president of the Company since March 2019. He has served as the vice chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, is currently a Director and vice party secretary of the Company, and a director and vice party secretary of CEA Holding. Born in February 1967, Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited, office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Limited. from January 2010 to December 2011. He served as the chairman and an executive director of Shanghai Airlines Co., Ltd. from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed as a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018, and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding, and has served as a vice party secretary of the Company since March 2019, and as a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Wang Junjin, is currently a Director, the chairman of Juneyao Group, the chairman of Juneyao Airlines, the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Juneyao Group, a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. On October 24, 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. Mr. Wang obtained a Master of Business Administration and has a postgraduate degree.

Mr. Lin Wanli, is currently an independent non-executive Director. Born in December 1961, Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of the Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labor union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. Since August 2018, he has served as an independent non-executive Director. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Mr. Shao Ruiqing, is currently an independent non-executive Director. Born in September 1957, Mr. Shao currently serves as a professor in accounting and PhD supervisor at Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultant professional of the Committee for Accounting Standards of the Ministry of Finance, the deputy head of the Accounting Society of China, a consultative committee member of the Ministry of Transport as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director since June 2015. Mr. Shao is also an independent non-executive director of China Everbright Bank Co., Ltd., and an independent director of Shanghai International Port (Group) Co., Ltd., Huayu Automotive Systems Company Limited and Tibet Urban Development and Investment Co., Ltd.

Mr. Cai Hongping, is currently an independent non-executive Director. Born in December 1954, Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director. Mr. Cai is also an independent non-executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Dong Xuebo, is currently an independent non-executive Director. Born in February 1954, Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, and general counsel of China Merchants Group. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree.

Mr. Yuan Jun, is currently an employee representative Director and chairman of the labor union of the Company and an employee representative director and chairman of the labor union of CEA Holding. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He has served as an employee representative director of CEA Holding from December 2017, an employee representative Director of the Company since February 2018, the chairman of the labor union of the Company since April 2018 and the chairman of the labor union of CEA Holding since May 2018. Mr. Yuan is also the vice president of the Shanghai Technician Association. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a senior political work specialist title.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of three supervisors.

Mr. Xi Sheng, is currently the chairman of Supervisory Committee, vice president, party member, chief auditor and director of audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and since January 2018, the vice president and party member of CEA Holding. Since November 2018, he has served as the director of audit department of CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of the 2nd session of supervisory committee of China Association for Public Companies. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Gao Feng, is currently an employee representative supervisor, executive vice chairman of the labor union and director of the labor union office of the Company and the vice chairman of the labor union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labor union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He has served as the executive vice chairman of the labor union of the Company since October 2015, the director of the labor union office of the Company since June 2016, an employee representative supervisor of the Company since August 2018 and the vice chairman of the labor union of CEA Holding from November 2018 to December 2019. He has been a member of party committee and deputy chief commander of the construction and operation command department of Party Committee of CEA Holding (CEA Corporation) in Beijing Daxing International Airport since November 2019. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an executive master’s degree in business administration from Fudan University. He obtained a senior political work specialist title.

Mr. Fang Zhaoya, is currently a supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control center (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning center of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of an engineer.

Senior Management

Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company, and vice president, chief accountant and party member of CEA Holding. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president of the Company since December 2011. He has been a vice president and party member of CEA Holding since November 2017. Since June 2018, he has served as the chief accountant of CEA Holding. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant.

Mr. Feng Dehua, is currently a vice president of the Company, vice president and party member of CEA Holding. Mr. Fung joined the civil aviation industry in 1989 and has successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. From September 2014 to January 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he is a party member and vice president of CEA Holding. Mr. Feng graduated from Shanxi Finance and Economics Institute, majoring in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist.

Mr. Cheng Guowei, is currently a vice president of the Company, vice president and party member of CEA Holding. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Ltd. from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Ltd. from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Ltd. from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Ltd. from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Ltd. from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as the vice president and party member of CEA Holding since December 2019. He has served as the vice president of the Company since January 2020 and the safety director of the Company and CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer.

Mr. Jiang Jiang, is currently a vice president of the Company. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited (“Eastern Wuhan”). He served as director and general manager of Eastern Wuhan from June 2014 to April 2017. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as a vice president of the Company. Since May 2019, he has served as the chairman of Eastern Wuhan. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot.

Mr. Liu Tiexiang, aged 54, is currently a vice president of the Company, vice president and party member of CEA Holding. Mr. Liu began his career in June 1983, and successively served as the manager of the flight training center of the training department, deputy general manager of the aviation safety technology department and deputy general manager of the flight technology management department of Air China Corporation and the general manager of the flight technology management department, deputy captain and standing member of party committee of the chief flight team and captain and vice party secretary of the chief flight team of Air China. Mr. Liu served as the chief pilot of Air China from April 2011 to August 2014; the general manager, party member and vice secretary of the operation control center of Air China and the deputy chief operating officer of the Company from March 2012 to January 2013; the general manager and vice party secretary of the Southwest Branch of Air China from January 2013 to August 2014; the vice president and standing member of party committee of Air China from August 2014 to March 2020; the chief operating officer of Air China from April 2015 to March 2020; and the chairman of Beijing Airlines Co., Ltd. from May 2016 to March 2020. He has served his current position since March 2020. Mr. Liu graduated from the Correspondence College of the Party School of the Central Committee of the Communist Party of China and majored in economics and management. He holds the title of senior pilot.

Mr. Wang Jian, is currently the Company’s Board secretary and head of the Board office. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He has served as the Board secretary of the Company since April 2012. He also served as the head of the Board office of the Company from April 2014 to May 2016. He served as a director and the general manager of Eastern Airlines Industry Investment from November 2016 to February 2019. He has also served as the head of the Board office of the Company since May 2018. He has served as the chairman of Eastern Airlines Industry Investment since February 2019. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University.

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

Mr. Li Ruoshan, was an independent non-executive Director. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in the PRC. He has studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States and other famous universities. Mr. Li was a deputy director of the Accounting Department of the School of Economics and a deputy dean of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial Department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li has been an independent non-executive Director from June 2013 to December 2019. He is also the independent director of companies such as SAIC Motor Corporation Limited, Shenzhen Yantian Port Chukong Logistics Co., Ltd. and Shanghai Zhangjiang Hi-tech Park Development Co., Ltd. and Shanghai No.1 Pharmacy Co.,Ltd., and supervisor of Industrial Bank Co., Ltd.

Mr. Ma Weihua, was an independent non-executive Director. Mr. Ma is currently the director-general of Council of National Fund for Technology Transfer and Commercialization and the One Foundation. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Ma was the independent non-executive Director from October 2013 to December 2019. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited, independent non-executive director of Legend Holdings Corporation and a supervisor of Taikang Life Insurance Co., Limited and chairman of Bison Finance Group Limited.

Mr. Li Jinde, was a supervisor of the Company and the director of strategic development department of CEA Holding. Mr. Li joined the civil aviation industry in 1989 and worked successively in the Northwest Regional Administration of Civil Aviation Administration of China and investment companies under CEA Holding. He served as a deputy manager of living services center of Northwest Regional Administration of Civil Aviation Administration and the president of its Development Company from March 1992 to April 1999, and the president of Shanghai Eastern Airline Real Estate Operation Company and the chairman and president of Shanghai Eastern Airline Real Estate Investment Co., Ltd. from April 1999 to May 2006. He successively served as the president, vice party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Co., Limited from May 2006 to December 2017. He has served as the director of strategic development department of CEA Holding from December 2017 to April 2019 and a supervisor of the Company from August 2018 to December 2019. He has served as the Chairman for CES International Financial Leasing Corporation Limited since April 2019. Mr. Li graduated from the Faculty of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He obtained the title of intermediate economist.

Mr. Tian Liuwen, was a vice president of the Company and a vice president and a party member of CEA Holding. Mr. Tian joined the civil aviation industry in 1985. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labor union and deputy general manager of the Shanxi branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei branch of the Company. From April 2005 to May 2007, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Limited, from January 2008 to December 2011. From December 2011 to November 2019, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. From June 2014 to November 2019, he has been a party member of CEA Holding. From June 2015 to August 2018, he served as a Director of the Company. From December 2016 to November 2019, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Feng Liang, was a vice president of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of China Eastern Air Engineering & Technique from September 2006 to November 2018. He served as the chief engineer of the Company from August 2010 to March 2018, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company from August 2013 to November 2019. Mr. Feng graduated from Civil Aviation University of China, majoring in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

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

B. Compensation

The aggregate amount of cash compensation paid by us to our Directors, supervisors and the senior management during 2019 for services performed as Directors, supervisors and officers or employees of our Company was approximately RMB8.9 million. In addition, Directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our Directors, supervisors and senior management for the year 2019 are as follows:

Total
Name and Principal Position	RMB’000
Directors
Liu Shaoyong*	—
Li Yangmin*	—
Tang Bing*	—
Wang Junjin	—
Independent Non-executive Directors
Lin Wanli	—
Shao Ruiqing	200
Cai Hongping	200
Dong Xuebo	5
Employee Representative Director
Yuan Jun*	—
Supervisors
Xi Sheng*	—
Gao Feng	665.4
Fang Zhaoya*	—
Senior Management
Wu Yongliang*	—
Feng Dehua	1,720.9
Cheng Guowei*	—
Jiang Jiang	2,440.6
Wang Jian	1,560.9
Retired Director, Supervisor and Senior Management
Tian Liuwen*	—
Li Ruoshan	200
Ma Weihua	200
Li Jinde*	—
Feng Liang	1,660.7
Ma Xulun*	—
Total	8,853.5

*

These Directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding.

During the year ended December 31, 2019, no Directors or supervisors of the Company waived their compensation.

C. Board Practices

All of our Directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. One of the supervisors is employee representative supervisor appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the terms and the expiration of the terms of the Directors, executive officers and supervisors of the Company who have held their positions during the period from January 1, 2019 to April 29, 2020.

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	December 31, 2019	December 31, 2022
Li Yangmin	Vice Chairman	December 31, 2019	December 31, 2022
	President	December 31, 2019	December 31, 2022
Tang Bing	Director	December 31, 2019	December 31, 2022
Wang Junjin	Director	December 31, 2019	December 31, 2022
Lin Wanli	Independent Non-executive Director	December 31, 2019	December 31, 2022
Shao Ruiqing	Independent Non-executive Director	December 31, 2019	December 31, 2022
Cai Hongping	Independent Non-executive Director	December 31, 2019	December 31, 2022
Dong Xuebo	Independent Non-executive Director	December 31, 2019	December 31, 2022
Yuan Jun	Employee Representative Director	December 31, 2019	December 31, 2022
Xi Sheng	Chairman of the Supervisory Committee	December 31, 2019	December 31, 2022
Gao Feng	Employee Representative Supervisor	December 31, 2019	December 31, 2022
Fang Zhaoya	Supervisor	December 31, 2019	December 31, 2022
Wu Yongliang	Vice President	December 31, 2019	December 31, 2022
	Chief Financial Officer	December 31, 2019	December 31, 2022
Feng Dehua	Vice President	December 31, 2019	December 31, 2022
Cheng Guowei	Vice President	January 15, 2020	December 31, 2022
Jiang Jiang	Vice President	December 31, 2019	December 31, 2022
Liu Tiexiang	Vice President	April 29, 2020	December 31, 2022
Wang Jian	Company Secretary	December 31, 2019	December 31, 2022
Tian Liuwen	Vice President	June 15, 2016	November 29, 2019
Li Ruoshan	Independent Non-executive Director	June 15, 2016	December 31, 2019
Ma Weihua	Independent Non-executive Director	June 15, 2016	December 31, 2019
Li Jinde	Supervisor	August 30, 2018	December 31, 2019
Feng Liang	Vice President	June 15, 2016	November 20, 2019
Ma Xulun	Vice Chairman	June 15, 2016	February 1, 2019
	President	June 15, 2016	February 1, 2019

None of our Directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the Hong Kong Stock Exchange. Currently, the Audit and Risk Management Committee comprised three members, namely Mr. Shao Ruiqing, as chairman of the committee, Mr. Cai Hongping and Mr. Lin Wanli, all of which are independent non-executive Directors, and satisfy the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The Audit and Risk Management Committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the Audit and Risk Management Committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the Audit and Risk Management Committee. The Audit and Risk Management Committee holds at least three meetings each year. The Audit and Risk Management Committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Management Committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the Audit and Risk Management Committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The Audit and Risk Management Committee held 12 meetings in 2019.

Nominations and Remuneration Committee

Currently, the Nominations and Remuneration Committee comprised five members, namely Mr. Liu Shaoyong, the Chairman, Mr. Lin Wanli, Mr. Cai Hongping and Mr. Dong Xuebo, all of them are independent non-executive Director. When considering and approving nomination related matters, the Nominations and Remuneration Committee will be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee will be chaired by Mr. Lin Wanli.

The Nominations and Remuneration Committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of Directors and senior management of the Company, examine the remuneration policies of Directors and senior management of the Company, review the performance of our Directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. The Nominations and Remuneration Committee held seven meetings in 2019.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

Currently, the Planning and Development Committee comprised three members, namely Mr. Tang Bing, a Director, Mr. Dong Xuebo and Mr. Lin Wanli, both of them are independent non-executive Director. Mr. Tang Bing was appointed as the chairman of the Planning and Development Committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held four meetings in 2019.

Aviation Safety and Environment Committee

Currently, the Aviation Safety and Environment Committee comprised three members, namely Mr. Li Yangmin, a Director, Mr. Shao Ruiqing, an independent non-executive Director and Mr. Yuan Jun, an employee representative Director. Mr. Li Yangmin was appointed as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held two meetings in 2019.

D. Employees

Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2017, 2018 and 2019, respectively:

	As of December 31,
	2017	2018	2019
Pilots	7,332	7,634	8,284
Flight attendants and other aircrew staff	18,916	19,909	21,673
Maintenance personnel	11,847	12,262	12,960
Sales and marketing	4,378	3,978	4,009
Operation control	2,057	1,780	1,877
Information technology	920	1,025	1,116
Management	3,923	3,605	3,650
Ground Services and others	25,904	26,812	27,567
Total	75,277	77,005	81,136

In 2019, we continued to provide large-scale training with different emphasis on different personnel and construct our online study platform to integrate online and offline training resources. By setting up our online study platform, we integrated the online and offline training resources and enhanced the effects of training and studying. We focused on different professional trainings, concentrated on the development of talent for the key positions and set up clear development and training plans for the targeted personnel. For example, in 2019, we launched training programs for cabin crew, ground services personnel and maintenance personnel in relation to the new model of aircraft we introduced. We also prepared specific training plan for backup talents to enhance our talent reserve. In addition, we promoted and improved our routine training projects, such as “Sail Plan for Talents Development” and Six Sigma Black Belt project in 2019.

See Note 8 to the consolidated financial statements for changes in our retirement benefits.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2019 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

Name of shareholder	Class of shares	Number of shares held		Percentage in the relevant class of Shares (%)	Percentage in total issued shares (%)
CEA Holding	A Shares	5,072,922,927	(2)	45.28	30.97
		457,317,073	(2)	4.08	2.79
	H Shares	2,626,240,000	(3)	50.73	16.03
CES Global	H Shares	2,626,240,000	(3)	50.73	16.03
HKSCC Nominees Limited	H Shares	4,701,626,955		90.82	28.70
Juneyao Group	A Shares	311,831,909	(4)	2.78	1.90
		808,441,233	(4)	7.22	4.94
	H Shares	529,677,777	(5)	10.23	3.23
Juneyao Airlines	A Shares	219,400,137	(4)	1.96	1.34
		589,041,096	(4)	5.26	3.60
		311,831,909	(4)	2.78	1.90
	H Shares	12,000,000	(5)	0.23	0.07
		517,677,777	(5)	10.00	3.16
Juneyao Hong Kong	H Shares	517,677,777	(5)	10.00	3.16
Shanghai Jidaohang	A Shares	589,041,096	(4)	5.26	3.60
Wang Junjin	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	529,677,777	(5)	10.23	3.23
Wang Han	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	529,677,777	(5)	10.23	3.23
Ye Jinqi	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	529,677,777	(5)	10.23	3.23
Delta Air Lines	H Shares	465,910,000		9.00	2.84

Notes:

(1)	Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware, as of December 31, 2019.
(2)

5,072,922,927 A Shares were held directly by CEA Holding; and 457,317,073 A Shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A Shares held directly by CES Finance.

(3)

CES Global directly held 2,626,240,000 H Shares through HKSCC Nominees Limited, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H Shares held directly by CES Global.

(4)

311,831,909 A Shares were held directly by Juneyao Group. 219,400,137 A Shares were held directly by Juneyao Airlines. 589,041,096 A Shares were held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group. Juneyao Group is the controlling shareholder of Juneyao Airlines. Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A Shares and 589,041,096 A Shares held by Juneyao Airlines and Shanghai Jidaohang, respectively. Juneyao Airlines is deemed to be interested in 589,041,096 A Shares held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A Shares, 219,400,137 A Shares and 589,041,096 A Shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively. Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 A Shares held indirectly by Mr. Wang Junjin.

On October 29, 2019, Juneyao Group and Juneyao Airlines signed a voting rights proxy agreement to delegate the voting rights of 311,831,909 A Shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A Shares held directly by Juneyao Group.

(5)

Juneyao Airlines directly held 12,000,000 H Shares and Juneyao Hong Kong directly held 517,677,777 H Shares through HKSCC Nominees Limited. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group. Juneyao Group is the controlling shareholder of Juneyao Airlines. Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H Shares and 517,677,777 H Shares held directly by Juneyao Airlines and Juneyao Hong Kong. Juneyao Airlines is deemed to be interested in 517,677,777 H Shares held directly by Juneyao Hong Kong. Ms. Ye Jinqi is deemed to be interested in 529,677,777 H Shares held indirectly by Mr. Wang Junjin.

As of December 31, 2019, CEA Holding directly or indirectly held 49.79% of our issued and outstanding capital stock. Due to the completion of non-public issuance of H Shares and A Shares by us to Juneyao Airlines and Juneyao Group in 2019, the shareholding of Juneyao Airlines, Juneyao Group, Mr. Wang Junjin, Mr. Wang Han and Ms. Ye Jinqi in us increased in 2019, resulting in the dilution of the shareholding of CEA Holding in us. See “Item 4. Information on the Company – History and Development of the Company” for details of the non-public issuance of H Shares and A Shares. Neither CEA Holding nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2019, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2019 and April 22, 2020, there were 53 and 55 registered holders, respectively, of American depositary receipts evidencing 913,881 and 1,228,501 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

Our Company is currently a subsidiary of CEA Holding who holds 49.79% of our issued and outstanding capital stock. CEA Holding itself is a wholly state-owned enterprise under the administrative control of the SASAC. CEA Holding’s shareholding in our Company is in the form of ordinary domestic shares, through which it, under the supervision of the SASAC, enjoys shareholders’ rights and benefits on behalf of the PRC government.

B. Related Party Transactions

Relationship with CEA Holding and Associated Companies

We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 48 to the consolidated financial statements.

Related Business Transactions

As our Company and EA Group and its subsidiaries were a single group prior to the restructuring in 2002, certain arrangements among us have continued after the restructuring and the establishment of CEA Holding. Although we do not currently intend to enter into any equivalent contracts with third parties, each of these arrangements is non-exclusive.

Eastern Aviation Import and Export Co., Ltd. (“EAIEC”), a 55% owned subsidiary of CEA Holding

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing import and export services renewal agreement with EAIEC (the “Import and Export Services Agreement”), pursuant to which EAIEC and its subsidiaries will from time to time provide our Group with a range of import and export services in the conduct of foreign trade including: (i) provision of agency services for the import and export of goods in the conduct of foreign trade; (ii) provision of transportation management services in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies procurement and other services. The Import and Export Services Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

For the year ended December 31, 2019, we paid handling charges of approximately RMB142 million to EAIEC. We currently have certain balances with EAIEC, which are trade in nature, interest-free and payable within normal credit terms. See Note 48(c) to the consolidated financial statements for more details.

China Eastern Airlines Media Co. Ltd. (“CEA Media”), a 55% owned subsidiary of CEA Holding

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing advertising services agreement with CEA Media (the “Advertising Services Renewal Agreement”), pursuant to which CEA Media and its subsidiaries will from time to time provide our Group with multi-media advertising services to promote our business and to organize promotional functions and campaigns to enhance our reputation in the civil aviation industry. The Advertising Services Renewal Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

For the year ended December 31, 2019, we paid to Eastern Aviation Advertising approximately RMB29 million for advertising services.

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

For the year ended December 31, 2019, Eastern Aviation Advertising paid approximately RMB15 million in media royalty fees.

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing catering services agreement with CEA Catering (the “Catering Services and Related Services Agreement”), pursuant to which CEA Catering and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide our Group with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. In addition, the Eastern Air Catering Entities (as the lessee) will lease lands and buildings owned by us (as the lessor) and will construct buildings and structures on lands leased from us, offsetting rent with construction costs. The Catering Services and Related Services Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

For the year ended December 31, 2019, we paid approximately RMB1,471 million to the subsidiaries of CEA Catering for the supply of in-flight meals and other services.

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance (the “Financial Services Agreement”), pursuant to which Eastern Finance and its subsidiaries agreed from time to time provide our Group with a range of financial services including: with a range of financial services including: (i) deposit services; (ii) loan services; and (iii) other financial services. The Financial Services Agreement is effective for a term of three years, from January 1, 2020 to December 31, 2022.

As of December 31, 2019, we had deposits amounting to RMB1,122 million placed with Eastern Finance, which paid interest to us at 0.35% per annum.

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

On August 30, 2019, the Company entered into an agreement relating to the renewal of the existing complementary services agreement with CEA Development (the “Complementary Services Agreement”), pursuant to which CEA Development Entities will from time to time provide our Group with a range of services. According to the Complementary Services Agreement, CEA Development Entities will provide us with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel services, ground transportation services and other aviation supporting services.

For the year ended December 31, 2019, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB471 million.

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing freight logistics daily connected transactions framework agreement with Eastern Logistics on substantially the same terms (the “Freight Logistics Daily Connected Transactions Framework Agreement”), pursuant to which our Group will provide the freight logistics business support services, including (i) aircraft maintenance and its ancillary support services; (ii) cargo transport maintenance and its ancillary support services; (iii) information technology support services; (iv) cleaning services; (v) training services; and (vi) other daily support services, to Eastern Logistics required for the daily operation of its freight logistics business, and the Eastern Logistics will provide the cargo terminal business support services (as defined below), including (i) apron transfer services, cargo terminal operation services and security inspection services; and (ii) other daily support services, to our Group required for our daily business operation. The Freight Logistics Daily Connected Transactions Framework Agreement is effective for a term of three years, from January 1, 2020 to December 31, 2022.

For the year ended December 31, 2019, the amount payable by Eastern Logistics to us for the freight logistics support services amounted to approximately RMB135 million and the amount payable by us to Eastern Logistics for the cargo terminal business support services amounted to approximately RMB481 million.

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

On August 30, 2019, the Board approved the relevant resolution regarding setting the annual caps for the three years ending December 31, 2020, 2021 and 2022 for (i) the contractual fee payable by China Cargo Airlines to the Company under the contractual operation agreement and (ii) the operation cost payable by the Company to China Cargo Airlines under the operation cost agreement.

For the year ended December 31, 2019, the actual amount paid by the China Cargo Airlines amounted to RMB3,826 million and the actual amount paid by us amounted to RMB310 million under the contractual operation agreement and operation cost agreement.

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing property leasing agreement with CEA Holding and Eastern Investment (the “Property Leasing and Construction and Management Agency Agreement”). Pursuant to the Property Leasing and Construction and Management Agency Agreement, CEA Holding and its subsidiaries (including Eastern Investment) will lease to us relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to us in relation to the basic construction projects, organize the implementation of the construction management work and provide the projects that meet various standards to us pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, we will lease from CEA Holding and its subsidiaries (excluding Eastern Investment) the following properties, for use by our Group in our daily airlines and other business operations:

(a)

altogether 20 land properties owned by CEA Holding in Lanzhou, Gansu, covering an aggregate site area of approximately 234,989 square meters together with a total of 77 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 54,290 square meters;

(b)

altogether three land properties owned by CEA Holding in Kunming, Yunnan, covering an aggregate site area of 44,835 square meters together with a total of 24 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 67,992 square meters;

(c)	one building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square meters;

(d)	a total of 77 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 45,068 square meters;

(e)	a total of seven building properties, construction, structures and other ancillary facilities owned by CEA Holding in Shanghai, occupying an aggregate floor area of approximately 13,195 square meters;

(f)

altogether 15 land properties owned by CEA Northwest, covering an aggregate site area of approximately 335,741 square meters together with a total of 106 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 92,935 square meters; and

(g)	other land and property facilities owned by CEA Holding as may be leased to us from time to time due to our business and operational needs.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, we will lease from Eastern Investment the following properties, for use by our Group in its daily airlines and other business operations:

(a)

a total of 78 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu, occupying an aggregate floor area of approximately 25,992 square meters;

(b)

a total of 17 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Beijing, occupying an aggregate floor area of approximately 35,730 square meters;

(c)

a total of 26 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Lanzhou, occupying an aggregate floor area of approximately 29,274 square meters;

(d)

altogether five land properties owned by Eastern Investment in Shanghai Hongqiao East District, covering an aggregate site area of approximately 333,369 square meters together with a total of 60 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 120,053 square meters;

(e)	one building property, construction, structures and other ancillary facilities owned by Eastern Investment in Hangzhou, occupying an aggregate floor area of approximately 486 square meters; and

(f)	other land and property facilities owned by Eastern Investment as may be leased to us from time to time due to our business and operational needs.

The Property Leasing and Construction and Management Agency Agreement is effective for a term of three years commencing from January 1, 2020 to December 31, 2022.

For the year ended December 31, 2019, we paid a rental fee of RMB40 million under the property leasing renewal agreement.

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

Guarantee by CEA Holding

As of December 31, 2017, 2018 and 2019, bonds issued by us in an aggregate amount of RMB7.8 billion were guaranteed by CEA Holding.

See Note 48(d) to the consolidated financial statements.

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

On January 18, 2019, the Board of Directors considered and approved that we shall provide, within the period from the effective date of the resolution to December 31, 2019, guarantee in the total amount of up to RMB1 billion to China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd., Eastern Technology, and their respective wholly-owned subsidiaries. Shanghai Airlines Tours (our then wholly-owned subsidiary) shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years.

On December 31, 2019, the Board of Directors considered and approved that we shall provide, within the period from the effective date of the resolution to December 31, 2020, guarantee in the total amount of up to RMB1 billion to our three wholly-owned subsidiaries, namely China United Airlines, Shanghai Eastern Flight Training Co., Ltd., and Eastern Technology, or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years.

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

2020–2022 Aircraft Finance Lease Framework Agreement

On August 30, 2019, we entered into an agreement relating to the renewal of the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide finance lease to our Group (as lessee(s)) in respect of the aircraft (the “2020–2022 Aircraft Finance Lease Framework Agreement”) with reference to the transaction practices for years between the parties for aircraft finance lease. Pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement, for certain aircraft which we intend to purchase during the years from 2020 to 2022, if, as evaluated on requests for proposals, the finance plans proposed by CES Leasing are better than the plans proposed by other parties (including, but not limited to the overall financial cost quoted in the finance plans proposed by CES Leasing being more competitive than those under other plans), we agreed to select CES Leasing for relevant transactions.

2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

On August 30, 2019, we entered into an agreement relating to the renewal of the 2018-2019 Aircraft and Aircraft Engines Operating Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide operating leasing to our Group (as lessee(s)) in respect of the aircraft and aircraft engines (the “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”) with reference to the transaction practices for years between parties for aircraft and engine operating leasing agreements. According to such agreement, if, as evaluated on requests for proposals, the operating lease plans proposed by CES Leasing are better than other plans, we agreed to select CES Leasing for relevant transactions.

For the year ended December 31, 2019, the actual amount paid by us for aircraft lease services (including aircraft finance lease and aircraft operating lease services) was approximately RMB5,779 million.

Transactions with Air France-KLM

On July 27, 2017, a wholly-owned subsidiary of CEA Holding and Delta Air Lines entered into a conditional subscription agreement with Air France-KLM, respectively, to acquire 10% newly issued shares in the share capital of Air France-KLM after the completion of issuance of additional shares. We entered into a marketing agreement with Air France-KLM to further strengthen the business partnership on the basis of good business relationship between the two parties.

On October 3, 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding by Air France-KLM was completed in the Euronext. CEA Holding appointed Tang Bing, our Director and then vice president as the director of Air France-KLM. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between us and Air France-KLM and its controlled subsidiaries constituted a related party transaction of the Company under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

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

On August 30, 2019, the Board of Directors considered and approved the relevant resolution regarding the 2020-2022 daily related party transactions between Air France-KLM and us. The Board of Directors also approved the 2020-2022 annual caps for the Air France-KLM aircraft aviation transportation cooperation and support services.

For the year ended December 31, 2019, the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services received by us was approximately RMB593 million and the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services paid by us was approximately RMB537 million. The actual amount for the aeronautical materials, components and spare parts supply, leasing and maintenance services paid by us to Air France-KLM was approximately RMB19 million.

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

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus, that has not yet been submitted to general meeting for voting or has been approved by shareholders’ general meeting but not yet implemented, the issuance of securities may only proceed after such proposals have been implemented. Given that the Company’s application for non-public issuance of A shares was approved by the CSRC in January 2016 and will expire on July 5, 2016, if the Company had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 general meeting and the non-public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Company’s non-public issuance project and long-term development would have been severely hampered.

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

On March 29, 2019, the Board of Directors considered and approved the 2018 annual profit distribution proposal. According to the relevant requirements of the “Measures for the Administration of Securities Issuance and Underwriting” of the CSRC, “for issue securities by a listed company, in the event that any profit distribution proposal or proposal of conversion of the reserve into the share capital has not been submitted to its general meeting for voting or has been approved by the general meeting but has not yet been implemented, the issuance of securities shall proceed after such proposal has been implemented.” As the proposed non-public issuance of our A shares was under review by the CSRC and the project was strategically important to us, in order to guarantee the smooth progress of the proposed nonpublic issuance project, we intended not to proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018, after comprehensively taking into account of our long-term development and the interests of all of our shareholders. The retained profits would be used to supplement our daily working capital, to fulfill our main business development needs.

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

The independent non-executive Directors were of the view that the aforesaid 2018 annual profit distribution proposal of the Board of Directors had comprehensively considered the significance of our proposed non-public offering of shares, taking into account of our long-term development and the interests of all of our shareholders. The Board of Directors had performed the voting procedures for the matter in accordance with the requirements of relevant laws and regulations and considered that there is no circumstance detrimental to the interests of our shareholders, especially to our minority shareholders. Meanwhile, it would help us to ensure smooth implementation of our major capital projects, facilitate our healthy and sustainable development.

On March 31, 2020, the Board of Directors considered and approved the 2019 annual profit distribution proposal. It was recommended by the Board of Directors that the 2019 annual distribution be approximately RMB819 million in cash. Based on the total share capital of 16,379,509,203 shares of the Company, the cash distribution per share would be RMB0.050 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD.

The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2019 general meeting of our Company.

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

B. Significant Changes

Significant Post Financial Statements Events

Since January 2020, the COVID-19 has spread across China and globally. PRC and foreign governments have implemented a series of measures including travel restrictions and quarantines to control such pandemic, which adversely affects the air transport industry where we operate. In response to the outbreak of COVID-19, we adjusted operating strategy, temporarily suspended or made adjustment on the operation of flights on certain routes to safeguard the safety and health of passengers and employees, and deployed additional cargo capacity for delivery of medical supplies and other disease control goods. We will dynamically optimize and adjust our capacity based on the progress of prevention and control of the COVID-19 and the recovery of market demand. As the uncertainty remains on the continuity and severity of the worldwide outbreak of COVID-19, the recovery of travel demand and capacity may be further delayed. We currently cannot estimate the impact on the financial performance and cash flows for the year 2020.

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

As of December 31, 2019, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2019 and April 22, 2020, there were 53 and 55 registered holders, respectively, of American depositary receipts evidencing 913,881 and 1,228,501 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 11,202,731,426 domestic ordinary shares were also outstanding as of December 31, 2019.

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

B. Memorandum and Articles of Association

The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on December 31, 2019, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We are established by way of promotion with the approval under the document “Ti Gai Sheng” 1994 No. 140 of the PRC State Commission for Restructuring the Economic System. We are registered with and obtained a business license from China’s State Administration Bureau of Industry and Commerce on April 14, 1995. On February 8, 2017, we completed the “Combination of Three Licenses into One” procedures for our business license, organization code certificate and tax registration certificate. The unified social credit code of our business license after the integration is 913100007416029816.

We were incorporated in the PRC for the purpose of providing the public with safe, punctual, comfortable, fast and convenient air transport services and other ancillary services, to enhance the cost-effectiveness of these services and to protect the lawful rights and interests of shareholders.

Board of Directors

The Board of Directors shall consist of seven (7) to thirteen (13) directors, who are to be elected at the shareholders’ general meeting (excluding employee representative directors, who shall be elected or removed by employee representative assembly) and will hold a term of office for three (3) years. At least one-third of the members of the Board of Directors shall be independent directors. The Directors are not required to hold shares of our Company.

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

Description of the Shares

As of December 31, 2019, our share capital structure was as follows: 16,379,509,203 ordinary shares, comprising a total of 11,202,731,426 A Shares, representing 68.39% of our total share capital, a total of 5,176,777,777 H Shares, representing 31.61% of our total share capital.

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

(e)	minutes of Shareholders’ general meetings and the accountant’s report;

(vi)	in the event of the termination or liquidation of the Company, to participate in the distribution of surplus assets of the Company in accordance with the number of shares held; or

(vii)	other rights conferred by laws, administrative regulations and these Articles of Association.

A shareholder (including a proxy), when voting at a Shareholders’ general meeting, may exercise such voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. Our ordinary shareholders are entitled to the right to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription. Our Articles of Association provide that a controlling shareholder (as defined in the Articles of Association) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

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

Significant Differences in the H Shares and A Shares

Holders of H Shares and A Shares, with minor exceptions, are entitled to the same economic and voting rights. The Articles of Association provide that dividends or other payments payable to A Share holders shall be declared and calculated in Renminbi and paid in Renminbi, while those to H Share holders shall be declared and calculated in Renminbi and paid in the local currency at the place where such H Shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the Board of Directors).

Restrictions on Transferability and the Share Register

All fully paid up H Shares will be freely transferable in accordance with the Articles of Association unless otherwise prescribed by laws and/or administrative regulations. There are no restrictions on the ability of investors who are not PRC residents to hold H Shares.

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

Repurchase of Shares

We may, with approval according to the procedures provided in these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase our issued shares under the following circumstances:

(i)	cancelation of shares for the reduction of capital;

(ii)	merging with another company that holds shares in our Company;

(iii)	issue of shares in connection with staff shareholding plans or share incentives;

(iv)	requesting our Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(v)	issue of shares in connection with convertible bonds issued by the Company;

(vi)	deemed necessary by the Company for protecting the Company’s value and shareholders’ interests; or

(vii)	other circumstances permitted by relevant laws and administrative regulations.

We shall not repurchase our issued shares except under the circumstances stated above.

We may, with the approval of the relevant State governing authority for repurchasing shares, conduct the repurchase in one of the following ways:

(i)	making a pro rata general offer of repurchase to all our shareholders;

(ii)	repurchasing shares through public dealing on a stock exchange;

(iii)	repurchasing shares by an off-market agreement outside a stock exchange; or

(iv)	by any other mean which is permitted by law and administrative regulations and by the authorities in charge of the securities and stock exchanges in the place where our Company is listed.

Interested Shareholders

Articles 89 and 90 of our Articles of Association provide the following:

Article 89: the following circumstances shall be deemed to be a variation or abrogation of the class rights of a class:

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

(xi)	to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; or

(xii)	to vary or abrogate the provisions of this Chapter.

Article 90. Shareholders of the affected class, whether or not otherwise having the right to vote at Shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 89, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

(i)	in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 31, a “controlling shareholder” within the meaning of Article 54;

(ii)	in the case of a repurchase of shares by an off-market contract under Article 31, a holder of the shares to which the proposed contract relates; and

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

Changes in Capital

Article 79(1) provides that any increase or reduction in share capital shall be resolved by a special resolution at a shareholders’ general meeting.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The PRC government further reformed the Renminbi exchange rate regime in 2012 and 2014. On August 11, 2015, the PBOC announced an adjustment to the mechanism of determining the midpoint price of Renminbi to the U.S. dollar to make the exchange rate of Renminbi more market-based. The modified mechanism allows traders to consider the closing exchange rate in the previous trading day when they quote the mid-point price for Renminbi against the U.S. dollar. The PRC government may make further adjustments to the exchange rate system in the future.

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

Enterprises

Under the EIT Law amended in 2018 and the implementation regulations to the EIT Law amended on April 23, 2019, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. The rate could be reduced or eliminated pursuant to an applicable double taxation treaty.

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

United States Federal Income Taxation

Each potential investor is strongly urged to consult his, her or its own tax adviser to determine the particular U.S. federal, state, local, treaty and foreign tax consequences and U.S. reporting and compliance requirement of acquiring, owning or disposing of the H Shares or ADSs.

The following is a general discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. Holder, as defined below, use the U.S. Dollar as your functional currency, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. Holders (defined below) who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. Holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. Holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	U.S. citizens or tax residents who are residents of the PRC;

•	U.S. citizens or tax residents who are subject to Hong Kong profits tax;

•	certain U.S. expatriates;

•	certain accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements;

•	a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or pass-through entity (or a partner, member, or owner thereof);

•	persons who are resident or have a permanent establishment outside of the United States;

•	dual resident corporations; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

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

Distributions on the H Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any withheld PRC tax) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, it is expected that distributions by us to U.S. Holders, if any, will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations or foreign corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are, with respect to ADSs, readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2019 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

Holders of H Shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in Hong Kong dollars, you may be treated as recognizing currency gain or loss to the extent the distributions on the H Shares or ADSs are affected by currency gains or losses. U.S. Holders should consult their own tax advisors regarding the calculation of non-U.S. currency gain or loss.

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty may be deductible or creditable against your U.S. federal income tax liability depending on the application of the section 904 foreign tax credit limitation provisions. Dividends paid by us generally will constitute income from sources outside the United States, however, there can be no assurance that you will be eligible to benefit from a foreign tax credit. The foreign tax credit rules are complex and U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “— China Taxation”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax adviser about the eligibility for reduction of PRC withholding tax.

Sale, Exchange or Other Disposition

Subject to the discussion below under “— Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs, will be long-term capital gain or loss if the U.S. Holder’s holding period for such H Shares or ADSs exceeds one year, and generally will be income or loss from sources within the United States. For non-corporate U.S. Holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 20%. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives foreign currency from a sale or disposition of H Shares or ADSs may be treated as recognizing currency gain or loss. U.S. Holders should consult their own tax advisors regarding the calculation of non-U.S. currency gain or loss.

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

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend to become or anticipate becoming a PFIC for the current or any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2020 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, certain adverse U.S. federal income tax rules would apply. You generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder’s holding period, we would generally be treated as a PFIC for each subsequent year absent a “purging” election by the U.S. Holder.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share (by value) of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Further, the stock of any of our subsidiaries that were PFICs that is deemed owned pursuant to the attribution rules discussed above would not be eligible for the mark-to-market election.

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

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election; you will, therefore, not be able to make or maintain such an election with respect to your H Shares or ADSs.

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

Potential FATCA Consequences relating to the H Shares and ADSs

Under sections 1471-1474 of the Code and applicable U.S. Treasury regulations promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) as well as certain intergovernmental agreements between the United States and certain other countries together with implementing legislation and regulations, certain holders of the H Shares and ADSs may be required to provide information and tax documentation regarding their identities as well as that of their direct and indirect owners. It is also possible that payments in respect of the H Shares and ADSs may be subject to withholding tax of 30% (“FATCA withholding”) to the extent that such payments are considered to be “foreign passthru payments” to non-U.S. financial institutions (including intermediaries) that have not entered into agreements with the U.S. Treasury pursuant to FATCA or otherwise established an exemption from FATCA, or to other holders that fail to provide sufficient identifying information. Regulations defining “foreign passthru payments” have not yet been adopted or proposed, and the IRS has indicated in proposed Treasury regulations (the preamble to which specifies that taxpayers can rely on them prior to their finalization) that no withholding on foreign passthru payments will be required before the date that is two years after the date of publication of final Treasury regulations defining the term “foreign passthru payments”. Under current guidance it is not clear whether and to what extent payments on the H Shares and ADSs will be considered foreign passthru payments subject to FATCA withholding or the extent to which foreign passthru payment withholding will be required under intergovernmental agreements or implementing legislation or regulations. Holders of H Shares and ADSs should consult their tax advisers as to the potential implications of FATCA on their investment in the H Shares and ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our debts include both fixed-rate and variable-rate long-term loans and other loans. As a result, we are subject to the market risk of fluctuation of interest rates which may affect the estimated fair value of our debt liabilities or result in losses in cash flow. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2019, the notional amount of our outstanding interest rate swap agreements was approximately US$888 million. The net fair value of the outstanding interest rate swap agreements gave rise to an asset of approximately RMB17 million as of December 31, 2019. These interest rate swap agreements will expire between 2019 and 2025. If the interest rate had been 25 basis points higher with all other variables held constant, interest expenses on our floating rate instruments would have increased by RMB98 million in 2019.

Foreign Currency Exchange Rate Risk

Although we derive most of our income from China in Renminbi, our lease liabilities as well as certain bank loans are denominated in U.S. dollars and Renminbi. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings generated from ticket sales made in our overseas offices subject to the approval of SAFE. We use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2019, the notional amount of the outstanding currency forward contracts was approximately US$776 million, which will expire in 2020.

Pursuant to IFRSs, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at year-end, at exchange rates announced by the PBOC. Transactions in currencies other than the Renminbi during the year are converted into Renminbi at the applicable rates of exchange prevailing at the dates of the transaction. Transaction gains and losses are recognized in our profit or loss account. In 2019, we had foreign exchange loss of RMB990 million. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially and adversely affect our financial condition and results of operations. Following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, the Renminbi has appreciated significantly against certain foreign currencies, including the U.S. dollar and Japanese yen. The following table shows the effect on our profit and loss account as a result of the impact on our non-Renminbi denominated monetary assets and liabilities as of December 31, 2019 as a consequence of a fluctuation in value of the following major foreign currencies.

Profit and Loss Account
(Decrease)/Increase
U.S. dollar depreciates by 1%	328
Japanese yen depreciates by 1%	25
SGD depreciates by 1%	22
Euro depreciates by 1%	22
KRW depreciates by 1%	12

Fuel Price Fluctuation Risk

Our earnings are affected by changes in the price and availability of jet fuel. Our results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for us. If the average price of jet fuel had increased or decreased by 5%, our jet fuel costs would have increased or decreased by approximately RMB1,710 million in 2019. The sensitivity analysis of jet fuel price risk is disclosed in Note 51 to the consolidated financial statements. In 2019, we have not conducted aviation fuel hedging activities.

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

Service	Fees (in U.S. dollars)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per ADSs (or portion of 100 ADSs)

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Cancelation fees

Any cash distribution to ADS registered holders	N/A

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

Depositary services	N/A

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Foreign exchange fees

As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

For the past annual period, from January 1, 2019 to December 31, 2019, the Company received from the depositary an aggregate of US$52,494.82 for continuing stock exchange annual listing fees and reimbursement fees, and waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$116,406.68.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRSs.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in Shanghai, the PRC, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2019, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Shao Ruiqing, the chairman of our audit committee, is an independent financial expert serving on our audit committee, given his experience in the academic aspects of accounting and notable achievements in accounting education and academic research. Mr. Shao Ruiqing is independent of the Board of Directors, senior management, supervisors or substantial shareholders of our Company.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young Hua Ming LLP for the year ended December 31, 2018 and 2019, and all other fees (including value-added taxes) billed for products and services provided by our principal accountants other than the audit fees and audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2018	16,400,000	300,000	199,673	2,130,000
2019	16,750,000	1,250,000	227,513	658,916

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRSs and PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2018 and 2019.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2019 primarily consist of fees for the capital verification services, issuing letters in respect of the statement relating to the sufficiency of working capital and the statement of indebtedness, and the verification services of revenue regarding the bellyhold space.

Audit-Related fees for the year ended December 31, 2018 primarily consist of fees for the verification services of revenue regarding the bellyhold space and diagnosis over the IFRS 16.

All Other Fees

All other fees for the year ended December 31, 2019 primarily consist of fees for the GDPR assessment service.

All other fees for the year ended December 31, 2018 primarily consist of fees for the Wi-Fi market study and the GDPR assessment service.

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

(a) Change of Principal Accountant

Not Applicable.

(b) Engagement of New Principal Accountant

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent Directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board of Directors be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of nine Directors.

Non-management directors must meet at regularly scheduled executive sessions without management participation	Section 303A.03 of the Listed Company Manual requires non- management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee	Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.	There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. The Audit and Risk Management Committee of the Company is composed of three members, all of which are independent non-executive Directors.

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of four members, three of which are independent non-executive Directors. The Nominations and Remuneration Committee is a specialized committee under the Board of Directors. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendations; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of five members, three of which are independent nonexecutive Directors.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2019 Hong Kong Annual Report, which can be accessed through the following link:

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0424/2020042402328.pdf

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-101.

Item 19. Exhibits

(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on December 31, 2019 (English translation) (Furnished to the Securities and Exchange Commission on our Form 6-K as filed on January 2, 2020).**

2.1	Specimen Certificate for the H Shares.**

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts (Filed as FORM OF DEPOSIT AGREEMENT on our Form F-6 as filed on July 26, 2010).**

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties (Filed as Exhibit 4.27 to our Form 20-F as filed on April 24, 2013).*/**

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS (Filed as Exhibit 4.28 to our Form 20-F as filed on April 24, 2013).*/**

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company (Filed as Exhibit 4.29 to our Form 20-F as filed on April 24, 2013).*/**

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company (Filed as Exhibit 4.30 to our Form 20-F as filed on April 24, 2013).*/**

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.5 to our Form 20-F as filed on April 25, 2015).*/**

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.6 to our Form 20-F as filed on April 25, 2015).*/**

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS (Filed as Exhibit 4.7 to our Form 20-F as filed on April 25, 2015).*/**

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company (Filed as Exhibit 4.8 to our Form 20-F as filed on April 25, 2016).*/**

8.1	List of Subsidiaries (as of December 31, 2019).

11.1	Code of Ethics (English translation) (Filed as Exhibit 11.1 to our Form 20-F as filed on June 24, 2008).**

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 29, 2020

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2.2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 using the modified retrospective method. As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers, the impairment of financial assets, the recognition, measurement, presentation and disclosure of certain equity investments in 2018 using the modified retrospective approach.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of contract liabilities for frequent flyer program

Description of the Matter	As disclosed in Notes 2.4, 3 and 35 to the consolidated financial statements, the Group operates a frequent flyer program that issues mileage points to program members for future redemption. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative standalone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The standalone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed, adjusted for mileage points that are not expected to be redeemed (“breakage”). At December 31, 2019, the Group’s contract liabilities for frequent flyer program amounted to RMB 2,057 million.

Auditing the Group’s estimation was complex due to the significant assumptions used in determining the estimated standalone selling price of mileage points, which include the historical prices of equivalent flights and goods provided for mileage points redeemed and the estimated breakage. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s accounting for frequent flyer program, including controls over management’s review of the significant assumptions discussed above and the completeness and accuracy of the underlying data used.

Our audit procedures included, among others, evaluating the Group’s methodology for estimating the standalone selling price of mileage points including the breakage. We tested the calculation of historical prices of equivalent flights and goods provided for mileage points redeemed, including the completeness and accuracy of the underlying data used in the calculation. We also compared the estimated mileage points breakage with the Group’s historical redemption pattern and further considered current industry and economic trends and other relevant factors that might trigger changes to the estimation. Additionally, we tested the completeness and accuracy of the underlying mileage points data used in the Group’s methodology and performed sensitivity analyses to evaluate the changes to the Group’s contract liabilities that would result from changes in the mileage points breakage.

Provision for lease return costs for aircraft and engines

Description of the Matter	At December 31, 2019, the Group’s provision for lease return costs for aircraft and engines under lease arrangements totaled RMB7,178 million. As described in Notes 2.4, 3 and 39 to the consolidated financial statements, certain lease arrangements contain provisions for the Group‘s obligations to fulfill certain return conditions at the end of lease terms. The Group estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilization patterns, the historical experience of actual return costs incurred and anticipated return costs. These costs are recognized as part of the right-of-use asset on the Group’s consolidated statement of financial position.

Auditing the Group’s provision for lease return costs for aircraft and engines involved complex auditor judgment due to the estimation uncertainty of the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to quantify the provision.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Group’s controls over the measurement of the provision for lease return costs, including testing controls over management’s review of the estimation of anticipated aircraft and engines’ utilization patterns and anticipated return costs.

To test the Group’s lease return provision, our audit procedures included, among others, evaluating the estimation used by the Group to determine the provision by testing a sample of lease arrangements with return condition clauses. We compared management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns. Additionally, we evaluated the reasonableness of the Group’s anticipated return costs estimation process by comparing management’s prior years’ anticipated return costs estimates with actual return costs incurred by the Group.

Impairment testing of goodwill

Description of the Matter	At December 31, 2019, the Group’s goodwill was RMB11,270 million, which relates to its airline transportation operations. As disclosed in Notes 2.4, 3 and 20 to the consolidated financial statements, the Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. Estimating the value in use requires the Group to estimate the projected future cash flows from the cash-generating unit and to choose a suitable discount rate to calculate the present value of those projected cash flows.

Auditing the Group’s goodwill impairment test was complex due to the significant estimation required in determining the value in use of the cash-generating unit. In particular, the estimated value in use was sensitive to significant assumptions such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s goodwill impairment testing process, including controls over management’s review of the significant assumptions described above and the data used in the valuation.

To test the value in use estimates of the cash-generating unit, our audit procedures included, among others, evaluating the valuation methodology and testing the significant assumptions discussed above and the underlying data used by the Group in its assessment. We involved our valuation specialists to assist in evaluating management’s valuation methodology and assessing the terminal growth rate and discount rate applied. We compared the significant assumptions used by management to current industry and economic trends and other relevant factors. We also assessed the reasonableness of management’s projected cash flows estimation process by comparing the Group’s historical estimates to actual results. Additionally, we performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use of the cash-generating unit that would result from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Shanghai, the People’s Republic of China

April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on Internal Control Over Financial Reporting

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Eastern Airlines Corporation Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 29, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 29, 2020

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2018 and 2017

(Amounts in millions except for per share data)

		2019	2018	2017
	Notes	RMB million	RMB million	RMB million
Revenues	5	120,986	115,278	102,475
Other operating income and gains	6	7,202	6,592	7,481

		128,188	121,870	109,956

Operating expenses
Aircraft fuel		(34,191)	(33,680)	(25,131)
Take-off and landing charges		(16,457)	(14,914)	(13,254)
Depreciation and amortization		(22,080)	(15,313)	(13,969)
Wages, salaries and benefits	8	(24,152)	(22,134)	(20,320)
Aircraft maintenance		(3,380)	(3,738)	(5,346)
Food and beverages		(3,667)	(3,383)	(3,090)
Low value and short-term lease rentals		(631)	—	—
Aircraft operating lease rentals		—	(4,306)	(4,318)
Other operating lease rentals		—	(928)	(836)
Selling and marketing expenses		(4,134)	(3,807)	(3,294)
Civil aviation development fund		(1,831)	(2,235)	(2,080)
Ground services and other expenses		(2,476)	(2,845)	(3,248)
Impairment charges	9	(4)	(318)	(494)
Impairment losses on financial assets, net	10	(16)	(27)	3
Fair value changes of financial asset at fair value through profit or loss		25	(27)	—
Gain/(loss) on fair value changes of derivative-financial instruments	11	—	311	(311)
Indirect operating expenses		(5,113)	(5,217)	(4,837)

Total operating expenses		(118,107)	(112,561)	(100,525)

Operating profit	7	10,081	9,309	9,431
Share of results of associates	21	265	170	202
Share of results of joint ventures	22	17	34	49
Finance income	12	96	110	2,112
Finance costs	13	(6,160)	(5,767)	(3,184)

Profit before income tax		4,299	3,856	8,610
Income tax expense	14	(819)	(926)	(1,800)

Profit for the year		3,480	2,930	6,810

Other comprehensive income for the year
Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax	24	(110)	43	35
Fair value changes of available-for-sale investments, net of tax		—	—	115
Share of other comprehensive income of an associate, net of tax		—	—	10

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(110)	43	160

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		16	(247)	—
Share of other comprehensive income of an associate, net of tax	21	7	(24)	—
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	40	40	(115)	124

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		63	(386)	124

Other comprehensive income for the year, net of tax		(47)	(343)	284

Total comprehensive income for the year		3,433	2,587	7,094

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2018 and 2017

(Amounts in millions except for per share data)

	Note	2019 RMB million	2018 RMB million	2017 RMB million
Profit attributable to:
Equity holders of the Company		3,192	2,698	6,342
Non-controlling interests		288	232	468

Profit for the year		3,480	2,930	6,810

Total comprehensive income attributable to:
Equity holders of the Company		3,141	2,358	6,619
Non-controlling interests		292	229	475

Total comprehensive income for the year		3,433	2,587	7,094

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	16	0.21	0.19	0.44

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Amounts in millions except for per share data)

	Notes		2019 RMB million	2018 RMB million
Non-current assets
Property, plant and equipment	17		99,437	180,104
Investment properties	18		653	724
Right-of-use assets	19	(b)	128,704	—
Prepayments for land use rights	19	(a)	—	1,387
Intangible assets	20		11,698	11,609
Advanced payments on acquisition of aircraft			16,222	21,942
Investments in associates	21		1,977	1,696
Investments in joint ventures	22		627	577
Equity investments designated at fair value through other comprehensive income	23		1,274	1,247
Derivative financial instruments	24		27	222
Other non-current assets	25		3,970	3,370
Deferred tax assets	26		853	207

			265,442	223,085

Current assets
Flight equipment spare parts	27		2,407	1,950
Trade and notes receivables	28		1,717	1,436
Financial asset at fair value through profit or loss	29		121	96
Prepayments and other receivables	30		14,093	11,776
Derivative financial instruments	24		43	1
Restricted bank deposits and short-term bank deposits	31		6	16
Cash and cash equivalents	32		1,350	646
Assets classified as held for sale	33		6	11

			19,743	15,932

Current liabilities
Trade and bills payables	34		3,877	4,040
Contract liabilities	35		10,178	8,811
Other payables and accruals	36		22,602	21,143
Current portion of lease liabilities	19	(c)	15,590	—
Current portion of obligations under finance leases	37		—	9,364
Current portion of borrowings	38		25,233	29,259
Income tax payable			351	273
Current portion of provision for lease return costs for aircraft and engines	39		519	145
Derivative financial instruments	24		13	29

			78,363	73,064

Net current liabilities			(58,620)	(57,132)

Total assets less current liabilities			206,822	165,953

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Amounts in millions except for per share data)

	Notes		2019 RMB million	2018 RMB million
Non-current liabilities
Lease liabilities	19	(c)	94,685	—
Obligations under finance leases	37		—	68,063
Borrowings	38		26,604	25,867
Provision for lease return costs for aircraft and engines	39		6,659	2,761
Contract liabilities	35		1,499	1,585
Derivative financial instruments	24		10	—
Post-retirement benefit obligations	40		2,419	2,544
Other long-term liabilities	41		2,278	3,448
Deferred tax liabilities	26		22	84

			134,176	104,352

Net assets			72,646	61,601

Equity
Equity attributable to the equity holders of the Company
– Share capital	42		16,379	14,467
– Reserves	43		52,629	43,541

			69,008	58,008

Non-controlling interests			3,638	3,593

Total equity			72,646	61,601

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019, 2018 and 2017

(Amounts in millions except for per share data)

	Attributable to equity holders of the Company
	Share	Other	Retained		Non-controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2017	14,467	26,199	8,784	49,450	2,916	52,366
Profit for the year	—	—	6,342	6,342	468	6,810
Other comprehensive income	—	277	—	277	7	284

Total comprehensive income for the year	—	277	6,342	6,619	475	7,094
Final 2016 dividend	—	—	(709)	(709)	—	(709)
Disposal of a subsidiary	—	—	—	—	87	87
Dividends paid to non-controlling interests	—	—	—	—	(60)	(60)
Transfer from retained profits	—	212	(212)	—	—	—

At December 31, 2017	14,467	26,688	14,205	55,360	3,418	58,778

At January 1, 2018	14,467	26,688	14,205	55,360	3,418	58,778
Effect of adoption of IFRS 9	—	667	(22)	645	—	645
Effect of adoption of IFRS 15	—	—	383	383	3	386

At January 1, 2018 (restated)	14,467	27,355	14,566	56,388	3,421	59,809

Profit for the year	—	—	2,698	2,698	232	2,930
Other comprehensive income		(340)	—	(340)	(3)	(343)

Total comprehensive income for the year	—	(340)	2,698	2,358	229	2,587
Final 2017 dividend	—	—	(738)	(738)	—	(738)
Dividend paid to non-controlling interests	—	—	—	—	(57)	(57)
Transfer from retained profits	—	30	(30)	—	—	—

At December 31, 2018	14,467	27,045 *	16,496 *	58,008	3,593	61,601

At January 1, 2019	14,467	27,045 *	16,496 *	58,008	3,593	61,601
Effect of adoption of IFRS16	—	—	(1,595)	(1,595)	(163)	(1,758)

At January 1, 2019 (restated)	14,467	27,045	14,901	56,413	3,430	59,843

Profit for the year	—	—	3,192	3,192	288	3,480
Other comprehensive income	—	(51)	—	(51)	4	(47)

Total comprehensive income for the year	—	(51)	3,192	3,141	292	3,433
Issue of shares	1,912	7,530	—	9,442	—	9,442
Dividend paid to non-controlling interests	—	—	—	—	(84)	(84)
Transfer from retained profits	—	212	(212)	—	—	—
Others	—	11	1	12	—	12

At December 31, 2019	16,379	34,747 *	17,882 *	69,008	3,638	72,646

*	These reserve accounts comprise the consolidated reserves of RMB52,629 million (2018: RMB43,541 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2018 and 2017

(Amounts in millions except for per share data)

	Notes		2019 RMB million	2018 RMB million	2017 RMB million
Cash flows from operating activities
Cash generated from operations	46	(a)	30,137	24,047	21,108
Income tax paid			(1,165)	(1,709)	(1,536)

Net cash flows from operating activities			28,972	22,338	19,572

Cash flows from investing activities
Additions to property, plant and equipment and other non-current assets			(7,589)	(26,194)	(24,689)
Advance from disposal of prepayments for land use rights			—	—	269
Investment in associates			—	—	(47)
Investment in joint ventures			(110)	(16)	(17)
(Net) proceeds from disposal of a subsidiary	45		(90)	(11)	1,897
Proceeds from disposal of property, plant and equipment			157	5,493	1,043
Proceeds from novation of purchase rights			2,366	7,483	—
Proceeds from disposal of intangible assets			2	1	1
Proceeds from disposal of an equity investment			5	—	—
Proceeds from disposal of available-for-sale investments			—	—	5
Proceeds from disposal of investment in an associate			—	—	12
Proceeds from disposal of prepayments for land use rights			—	158	3
Decrease in restricted and short-term bank deposits			—	—	3
Interest received			—	71	111
Dividends received			241	252	97
Settlement relating to derivative financial instruments			104	1	—
Loan to a joint venture			—	(20)	—
Proceeds from repayment of loans to a joint venture			15	2	—

Net cash flows used in investing activities			(4,899)	(12,780)	(21,312)

Cash flows from financing activities
Proceeds from issue of shares			9,442	—	—
Proceeds from draw-down of short-term bank loans			6,986	19,144	33,629
Proceeds from draw-down of long-term bank loans			300	8,000	—
Proceeds from issuance of short-term debentures			39,000	31,000	29,000
Proceeds from issuance of long-term debentures and bonds			7,755	2,938	2,450
Proceeds from draw-down of other financing activities			—	10,693	12,320
Repayments of short-term bank loans			(12,868)	(36,066)	(18,383)
Repayments of long-term bank loans			(4,033)	(7,592)	(3,246)
Repayments of short-term debentures			(35,000)	(26,500)	(36,000)
Repayments of long-term debentures and bonds			(5,567)	—	—
Repayments of principal of lease liabilities			(23,895)	—	—
Repayments of principal of finance lease obligations			—	(9,629)	(10,587)
Interest paid			(5,494)	(4,359)	(3,706)
Settlement relating to derivative financial instruments			82	(392)	—
Dividends paid			—	(738)	(709)
Dividends paid to non-controlling interests of subsidiaries			(83)	(57)	(60)

Net cash flows (used in)/from financing activities			(23,375)	(13,558)	4,708

Net increase/(decrease) in cash and cash equivalents			698	(4,000)	2,968
Cash and cash equivalents at beginning of year			646	4,616	1,695
Effect of foreign exchange rate changes, net			6	30	(47)

Cash and cash equivalents at December 31			1,350	646	4,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

1	CORPORATE AND GROUP INFORMATION

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

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on April 29, 2020.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and	Issued ordinary/ registered share	Percentage of equity attributable to the Company
	place of business	capital	Direct	Indirect	Principal activities
		million
China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC/Mainland China April 7, 1993	RMB2,000	62.56%	—	Provision of airline services
China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”)	PRC/Mainland China August 16, 2002	RMB1,750	60%	—	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC/Mainland China December 18, 1995	RMB694	100%	—	Provision of flight training services
Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC/Mainland China March 16, 2010	RMB500	100%	—	Provision of airline services
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC/Mainland China November 19, 2014	RMB4,300	100%	—	Provision of airline maintenance services
One two three Airlines Co., Ltd. (“OTT Airlines”) (Originally named Eastern Business Airlines Co., Ltd.)	PRC/Mainland China September 27, 2008	RMB1,500	100%	—	Provision of business aviation services
China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”)	PRC/Mainland China August 2, 2011	RMB3,662	90.36%	—	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong June 10, 2011	HKD280	100%	—	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. (“China United Airlines”)	PRC/Mainland China September 21, 1984	RMB1,320	100%	—	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC/Mainland China March 18, 1998	RMB70	100%	—	Provision of hotel services primarily to crew
China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC/Mainland China November 21, 2011	RMB498	100%	—	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”)	PRC/Mainland China December 1, 2014	RMB50	100%	—	E-commerce platform and ticket agent

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2019. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Going concern

As at December 31, 2019, the Group’s current liabilities exceeded its current assets by approximately RMB58.62 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	Unutilized banking facilities of approximately RMB50.06 billion as at December 31, 2019;

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history; and

•	The Group’s expected net cash inflows from operating activities in 2020.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRIC 23	Uncertainty over Income Tax Treatments
Annual Improvements	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23
2015-2017 Cycle

Other than as explained below regarding the impact of IFRS 16 and IFRIC 23, the adoption of the above new and revised standards has had no significant financial effect on these financial statements.

(a)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

For a sublease arrangement, the classification of the sublease is made by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset.

The Group has adopted IFRS 16 using the modified retrospective method with the date of initial application of January 1, 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profits at January 1, 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognizing rental expenses under operating leases on a straight-line basis over the lease term commencing from January 1, 2019, the Group recognizes depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

Impact on transition

Lease liabilities at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019 and included in lease liabilities

For aircraft and engine leases, the right-of-use assets amounting to RMB32,001 million were recognized based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at January 1, 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before January 1, 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognized previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment.

The Group has used the following elective practical expedients when applying IFRS 16 at January 1, 2019:

•	Applying the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(a)	(continued)

•	Using hindsight in determining the lease term where the contract contains options to extend/terminate the lease

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Relying on the entity’s assessment of whether leases were onerous by applying IAS 37 immediately before January 1, 2019 as an alternative to performing an impairment review

•	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application

As a lessee – Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. Accordingly, the carrying amounts of the right-of-use assets and the lease liabilities at January 1, 2019 were the carrying amounts of the recognized assets and liabilities measured under IAS 17.

Financial impact at January 1, 2019

The impacts arising from the adoption of IFRS 16 at January 1, 2019 was as follows:

Increase/(decrease)
RMB million
Assets
Increase in right-of-use assets	128,312
Decrease in property, plant and equipment	(94,416)
Decrease in prepayments for land use rights	(1,387)
Decrease in prepayments and other receivables	(403)
Increase in deferred tax assets	470

Increase in total assets	32,576

Liabilities
Increase in lease liabilities	109,306
Increase in provision for lease return costs for aircraft and engines	3,654
Decrease in obligations under finance leases	(77,427)
Decrease in other long-term liabilities	(1,115)
Decrease in deferred tax liabilities	(84)

Increase in total liabilities	34,334

Decrease in retained profits	(1,595)
Decrease in non-controlling interests	(163)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(a)	(continued)

The lease liabilities as at January 1, 2019 reconciled to the operating lease commitments as at December 31, 2018 are as follows:

RMB million
Operating lease commitments as at December 31, 2018	37,278
Less: Commitments relating to short-term leases and those leases with a remaining lease term ended on or before December 31, 2019	(206)
Commitments relating to leases of low-value assets	(1)

37,071
Weighted average incremental borrowing rate as at January 1, 2019	4.09%

Discounted operating lease commitments as at January 1, 2019	31,879
Add: Obligations under finance leases recognized as at December 31, 2018	77,427

Lease liabilities as at January 1, 2019	109,306

(b)

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any impact on the financial position or performance of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Definition of a Business[1]
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
IFRS 17	Insurance Contracts[2]
Amendments to IAS 1 and IAS 8	Definition of Material[1]

[1]	Effective for annual periods beginning on or after January 1, 2020
[2]	Effective for annual periods beginning on or after January 1, 2021
[3]	No mandatory effective date yet determined but available for adoption

Further information about these IFRSs that are expected to be applicable to the Group is described below:

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from January 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group initial applied IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018 and IFRS 16 Leases on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods. Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

(i)	Functional currency

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

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

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

(d)

The Group operates a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative standalone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The standalone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“mileage points breakage”).

(e)	Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Revenue from other sources

Rental income is recognized on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognized as income in the accounting period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

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

Contract liabilities (applicable from January 1, 2018)

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Maintenance and overhaul costs

Overhaul costs that meet specific recognition criteria are capitalized as a component of property, plant and equipment or right-of-use assets and are depreciated over the appropriate maintenance cycles.

Certain lease arrangements contain provisions that the Group has obligations to fulfill certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognized such costs as part of the right-of-use asset and are depreciated during the lease term (applicable from January 1, 2019).

Provision for the estimated leas return costs for aircraft and engines is made on a straight-line basis over the lease term (applicable before January 1, 2019).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill

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

Intangible assets (other than goodwill)

(i)	Computer software costs

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognized as expenses when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

(ii)	Others

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 45 years
Other property, plant and equipment	3 to 20 years

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

Investment properties

Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, contract assets, deferred tax assets, financial assets, investment properties and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Prepayments for land use rights (applicable before January 1, 2019)

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” (applicable from January 1, 2018).

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (policies under IFRS 9 applicable from January 1, 2018) (continued)

Financial assets at fair value through other comprehensive income (debt instruments)

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

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (policies under IAS 39 applicable before January 1, 2018) (continued)

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognized in accordance with the policies set out for “Revenue recognition (applicable before January 1, 2018)”.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (policies under IFRS 9 applicable from January 1, 2018)

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (policies under IAS 39 applicable before January 1, 2018) (continued)

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

The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018) (continued)

Financial liabilities at amortized cost (loans and borrowings)

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

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 and IAS 39 is recognized in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

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

Fair value hedges

The change in the fair value of a hedging instrument is recognized in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as other expenses.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognized in the statement of profit or loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

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

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

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

Leases (applicable from January 1, 2019)

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a) Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of a right-of-use asset also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Aircraft and engines under leases	8 to 12 years
Buildings	2 to 10 years
Prepayments for land use rights	50 years
Others	2 to 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (applicable from January 1, 2019) (continued)

(b) Lease liabilities (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

(ii)	As lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases.

Leases (applicable before January 1, 2019)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits

(i)	Defined contribution plans

The Group participates in schemes regarding pension and medical benefits for employees organized by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.

The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred.

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

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements.

Fair value measurement

The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

(b)	Recognition of contract liabilities for frequent flyer program

Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative standalone selling price approach. Significant assumptions are used in determining the estimated standalone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated mileage points breakage. Mileage points breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

(c)	Provision for lease return costs for aircraft and engines

Provision for lease return costs for aircraft and engines is recognized as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilization patterns, historical experience of actual return costs incurred and anticipated return costs, which are by reference to historical experience on returning similar airframe models and engines and aircraft return condition. Different judgements or estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

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

Additional information regarding the retirement benefit plan is disclosed in Note 40 to the consolidated financial statements.

(e)	Deferred income tax

Deferred tax assets are recognized for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

3	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

(j)	Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 50 to the consolidated financial statements. The valuation requires the Group to determine the comparabl~~e~~ companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3.

(k)	Leases – Estimating the incremental borrowing rate (applicable from January 1, 2019)

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary.

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

The segment results for the year ended December 31, 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue
Reportable segment revenue from external customers	119,240	1,620	—	—	120,860
Inter-segment sales	—	2,052	(2,052)	—	—

Reportable segment revenue	119,240	3,672	(2,052)	—	120,860

Reportable segment profit before income tax	2,745	1,164	—	393	4,302

Other segment information
Depreciation and amortization	21,816	261	—	—	22,077
Impairment charges / Impairment losses on financial assets, net	20	—	—	—	20
Interest income	108	1	(13)	—	96
Interest expense	5,152	30	(13)	—	5,169
Capital expenditure	42,853	303	—	—	43,156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended December 31, 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue
Reportable segment revenue from external customers	112,228	2,702	—	—	114,930
Inter-segment sales	—	1,425	(1,425)	—	—

Reportable segment revenue	112,228	4,127	(1,425)	—	114,930

Reportable segment profit before income tax	2,723	622	—	522	3,867

Other segment information
Depreciation and amortization	15,051	251	—	—	15,302
Impairment charges/ Impairment losses on financial assets, net	338	7	—	—	345
Interest income	118	1	(9)	—	110
Interest expense	3,721	15	(9)	—	3,727
Capital expenditure*	30,670	508	—	—	31,178

*	Capital expenditure consists of additions to property, plant and equipment, right-of-use assets, construction in process, investment properties, intangible assets and long-term deferred assets.

The segment assets and liabilities as at December 31, 2019 and December 31, 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At December 31, 2019
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

At December 31, 2018
Reportable segment assets	230,533	4,635	(2,248)	3,845	236,765
Reportable segment liabilities	176,836	2,712	(2,248)	113	177,413

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

4	OPERATING SEGMENT INFORMATION (continued)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

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

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

	2019	2018	2017
	RMB million	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	80,058	76,517	67,923
International	37,082	34,744	3,624
Regional (Hong Kong, Macau and Taiwan)	3,846	4,017	30,928

Total	120,986	115,278	102,475

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

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		120,860	114,930	101,721
- Reclassification of expired sales in advance of carriage	(i)	—	—	357
- Reclassification of taxes relating to the expired tickets	(i)	126	348	397

Consolidated revenue		120,986	115,278	102,475

		2019	2018	2017
	Note	RMB million	RMB million	RMB million
Profit before income tax
Reportable segment profit before income tax		4,302	3,867	8,620
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3)	(11)	(10)

Consolidated profit before income tax		4,299	3,856	8,610

			2019	2018
	Notes		RMB million	RMB million
Assets
Reportable segment assets			282,936	236,765
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)		7	10
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)		2,242	2,242

Consolidated assets			285,185	239,017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

4	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

	2019	2018
	RMB million	RMB million
Liabilities
Reportable segment liabilities	212,539	177,413
- Others	—	3

Consolidated liabilities	212,539	177,416

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.
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

5	REVENUE

An analysis of revenue is as follows:

	2019	2018	2017
	RMB million	RMB million	RMB million
Revenue from contracts with customers	120,796	115,210	102,436
Revenue from other sources
Rental income	190	68	39

	120,986	115,278	102,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

5	REVENUE (continued)

Revenue from contracts with customers

(i)	Disaggregated revenue information

For the year ended December 31, 2019

	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Type of goods or services
Traffic revenues
- Passenger	110,416	—	110,416
- Cargo and mail	3,826	—	3,826
Tour operations income	—	878	878
Ground service income	1,180	—	1,180
Commission income	2,485	—	2,485
Others	1,269	742	2,011

Total revenue from contracts with customers	119,176	1,620	120,796

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	78,248	1,620	79,868
International	37,082	—	37,082
Regional (Hong Kong, Macau and Taiwan)	3,846	—	3,846

Total revenue from contracts with customers	119,176	1,620	120,796

For the year ended December 31, 2018

	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Type of goods or services
Traffic revenues
- Passenger	104,309	—	104,309
- Cargo and mail	3,627	—	3,627
Tour operations income	—	2,173	2,173
Ground service income	1,055	—	1,055
Commission income	2,199	—	2,199
Others	1,368	529	1,897

Total revenue from contracts with customers	112,508	2,702	115,210

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	73,747	2,702	76,449
International	34,744	—	34,744
Regional (Hong Kong, Macau and Taiwan)	4,017	—	4,017

Total revenue from contracts with customers	112,508	2,702	115,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

5	REVENUE (continued)

Revenue from contracts with customers (continued)

(i)	Disaggregated revenue information (continued)

Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:

For the year ended December 31, 2019

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers
External customers	119,176	1,620	120,796
Intersegment sales	—	2,052	2,052

Intersegment adjustment and eliminations	—	(2,052)	(2,052)

Total revenue from contracts with customers	119,176	1,620	120,796

For the year ended December 31, 2018

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers
External customers	112,508	2,702	115,210
Intersegment sales	—	1,425	1,425

Intersegment adjustment and eliminations	—	(1,425)	(1,425)

Total revenue from contracts with customers	112,508	2,702	115,210

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2019 RMB million	2018 RMB million
Revenue recognized that was included in contract liabilities at the beginning of the year:
Passenger transportation services	7,216	6,218

As at December 31, 2019, the contract liabilities for frequent flyer program amounted to RMB2,057 million. The table below presents the movements of the contract liabilities for frequent flyer program.

	2019 RMB million	2018 RMB million
At January 1	2,286	1,994
Deferred during the year	1,613	1,519
Recognized as revenue during the year	(1,654)	(1,227)

At December 31	2,245	2,286
Less: the related pending output value added tax therein	188	240

	2,057	2,046

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

5	REVENUE (continued)

Revenue from contracts with customers (continued)

(ii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

Passenger transportation services

The performance obligation is satisfied upon transportation services are provided. Payment in advance is required and reflected in sales in advance of carriage or unredeemed points awarded, both of which are included in contract liabilities.

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

6	OTHER OPERATING INCOME AND GAINS

	2019 RMB million	2018 RMB million	2017 RMB million
Co-operation routes income (note (a))	5,436	4,536	3,884
Routes subsidy income (note (b))	353	441	295
Other subsidy income (note (c))	535	453	762
Gain on disposal of items of property, plant and equipment	40	290	69
Gain on disposal of prepayments for land use rights	—	210	5
Gain on disposal of available-for-sale investments	—	—	4
Dividend income from available-for-sale investments	—	—	33
Gain on disposal of an associate	—	5	12
Dividend income from a financial asset at fair value through profit or loss	3	6	—
Dividend income from equity investments designated at fair value through other comprehensive income	19	23	—
Compensation from ticket sales agents	331	348	271
Gain on disposal of a subsidiary (note (d))	64	—	1,754
Others	421	280	392

	7,202	6,592	7,481

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

6	OTHER OPERATING INCOME AND GAINS (continued)

(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognized for the years ended December 31, 2019, 2018 and 2017.

7	OPERATING PROFIT

Operating profit is stated after charging the following items:

	2019 RMB million	2018 RMB million	2017 RMB million
Amortization of intangible assets (Note 20)	143	160	142
Depreciation of property, plant and equipment (Note 17)
– owned	9,078	7,926	7,065
– leased (finance leases)	—	6,690	6,302
Depreciation of right-of-use assets (Note 19(b)) (2018 and 2017: amortization of prepayments for land use rights)	12,298	43	45
Depreciation of investment properties (Note 18)	25	26	12
Amortization of long-term deferred assets included in other non-current assets	536	468	402
Consumption of flight equipment spare parts	1,013	1,088	1,131
Auditors’ remuneration	18	17	19
Foreign exchange differences, net (Note 13 and 12)	990	2,040	(2,001)

8	WAGES, SALARIES AND BENEFITS

	2019 RMB million	2018 RMB million	2017 RMB million
Wages, salaries, bonuses and allowances	19,385	17,865	16,474
Employee welfare and benefits	143	170	133
Pension (Note 40(a))	2,571	2,306	1,987
Medical insurance (note (a))	789	706	663
Staff housing fund (note (b))	1,056	948	886
Staff housing allowances (note (c))	186	109	150
Early retirement benefits (note (d))	22	30	27

	24,152	22,134	20,320

Notes:

(a)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments.

(b)	Staff housing fund

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

8	WAGES, SALARIES AND BENEFITS (continued)

Notes: (continued)

(c)	Staff housing allowances

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

(e)	Directors’ and executives’ remuneration

Directors’ and chief executive’s remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2019 RMB’000	2018 RMB’000	2017 RMB’000
Fees	805	800	800

Other emoluments:
Salaries, allowances and benefits in kind	665	1,464	2,133
Performance related bonuses*	—	—	—
Pension scheme contributions	21	41	34

	1,491	2,305	2,967

*	No executive directors of the Company are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

8	WAGES, SALARIES AND BENEFITS (continued)

Notes: (continued)

(e)	Directors’ and executives’ remuneration (continued)

2019

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*&****	—	—	—	—	—
Wang Junjin**	—	—	—	—	—
Li Yangmin*&**	—	—	—	—	—
Tang Bing*&**	—	—	—	—	—
Yuan Jun*	—	—	—	—	—
Independent non-executive Directors
Lin Wanli	—	—	—	—	—
Li Ruoshan***	200	—	—	—	200
Ma Weihua***	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo**	5	—	—	—	5
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng	—	665	—	21	686
Li Jinde*&***	—	—	—	—	—
Fang Zhaoya*&**	—	—	—	—	—

Total	805	665	—	21	1,491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

8	WAGES, SALARIES AND BENEFITS (continued)

Notes: (continued)

(e)	Directors’ and executives’ remuneration (continued)

2018

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*&****	—	—	—	—	—
Xu Zhao*&***	—	—	—	—	—
Gu Jiadan*&***	—	—	—	—	—
Li Yangmin*&***	—	—	—	—	—
Tang Bing*&***	—	—	—	—	—
Tian Liuwen*&***	—	—	—	—	—
Yuan Jun**	—	867	—	14	881
Independent non-executive Directors
Lin Wanli**	—	—	—	—	—
Li Ruoshan	200	—	—	—	200
Ma Weihua	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng**	—	251	—	19	270
Li Jinde*&**	—	—	—	—	—
Ba Shengji*&***	—	—	—	—	—
Hu Jidong*&***	—	—	—	—	—
Feng Jinxiong*****	—	346	—	8	354
Jia Shaojun*&***	—	—	—	—	—

Total	800	1,464	—	41	2,305

2017

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*	—	—	—	—	—
Xu Zhao*	—	—	—	—	—
Gu Jiadan*	—	—	—	—	—
Li Yangmin*	—	—	—	—	—
Tang Bing*	—	—	—	—	—
Tian Liuwen*	—	—	—	—	—
Independent non-executive Directors
Li Ruoshan	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Ma Weihua	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Supervisors
Xi Sheng*	—	—	—	—	—
Feng Jinxiong	—	584	—	12	596
Ba Shengji*	—	—	—	—	—
Hu Jidong	—	1,549	—	22	1,571
Jia Shaojun*	—	—	—	—	—

Total	800	2,133	—	34	2,967

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

8	WAGES, SALARIES AND BENEFITS (continued)

Notes: (continued)

(e)	Directors’ and executives’ remuneration (continued)

*

These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

**	These directors and supervisors of the Company were newly appointed or elected during the years ended December 31, 2019 and 2018, respectively.
***	These directors and supervisors of the Company resigned during the years ended December 31, 2019 and 2018, respectively.
****	Mr. Ma Xulun resigned on February 1, 2019.
*****	Mr. Feng Jinxiong passed away due to illness during the year ended December 31, 2018.

During the years ended December 31, 2019, 2018 and 2017, no directors and supervisors waived their emoluments.

(f)	Five highest paid individuals

None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2019 (2018: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2019 RMB ’000	2018 RMB ’000
Wages, salaries and allowances	11,413	8,938
Pension scheme contributions	185	172

	11,598	9,110

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals
	2019	2018
HK$2,000,001 to HK$2,500,000	2	5
HK$2,500,001 to HK$3,000,000	2	—
HK$3,000,001 to HK$3,500,000	1	—

During the year ended December 31, 2019, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2018: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

9	IMPAIRMENT CHARGES

	2019 RMB million	2018 RMB million	2017 RMB million
Impairment charge on property, plant and equipment (Note 17)	4	15	379
Write-down of flight equipment spare parts to net realizable value (Note 27)	—	301	112
Impairment charge on assets classified as held for sale	—	2	3

	4	318	494

10	IMPAIRMENT LOSSES ON FINANCIAL ASSETS, NET

	2019 RMB million	2018 RMB million	2017 RMB million
Reversal of impairment losses on trade receivables (Note 28)	(6)	(21)	(3)
Impairment losses on other receivables (Note 30)	22	48	—

	16	27	(3)

11	FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2019 RMB million	2018 RMB million	2017 RMB million
Forward foreign exchange contracts	—	311	(311)

12	FINANCE INCOME

	2019 RMB million	2018 RMB million	2017 RMB million
Interest income	96	110	111
Foreign exchange gains, net (Note 13(b))	—	—	2,001

	96	110	2,112

13	FINANCE COSTS

	2019 RMB million	2018 RMB million	2017 RMB million
Interest on bank borrowings	1,149	1,569	1,590
Interest relating to lease liabilities (Note 19(c))	3,894	—	—
Interest relating to obligations under finance leases	—	2,440	1,845
Interest relating to post-retirement benefit obligations	92	106	98
Interest relating to provision for lease return costs for aircraft and engines	270	—	—
Interest on bonds and debentures	520	468	381
Interest relating to interest rate swap contracts	(68)	(6)	63
Less: amount capitalized into advanced payments on acquisition of aircraft (note (a))	(687)	(850)	(793)

	5,170	3,727	3,184
Foreign exchange losses, net (note (b))	990	2,040	—

	6,160	5,767	3,184

Notes:

(a)	The weighted average interest rate used for interest capitalization was 3.51% per annum for the year ended December 31, 2019 (2018: 3.54% and 2017: 3.40%).
(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities (2018 and 2017: obligations under finance leases).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

14	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2019 RMB million	2018 RMB million	2017 RMB million
Income tax	942	1,220	1,962
Deferred taxation (Note 26)	(123)	(294)	(162)

	819	926	1,800

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, is as follows:

	2019	2018	2017
	RMB million	RMB million	RMB million
Profit before income tax	4,299	3,856	8,610

Tax calculated at the tax rate of 25% (2018: 25%, 2017:25%)	1,075	964	2,152
Lower tax rates enacted by local authority	(139)	(93)	(87)
Share of results of associates and joint ventures	(71)	(51)	(63)
Income not subject to tax	(36)	(9)	(13)
Expenses not deductible for tax	128	88	38
Utilization of previously unrecognized tax losses	(11)	(60)	(253)
Unrecognized tax losses for the year	17	28	48
Utilization of previously unrecognized deductible temporary differences	(8)	(1)	(5)
Unrecognized deductible temporary differences	3	23	2
Adjustments in respect of current tax of previous periods	(34)	61	(8)
Super deduction of research and development costs	(27)	(24)	(11)
Income tax deduction of purchase of special equipment for production safety	(78)	—	—

Tax charge	819	926	1,800

Effective tax rate	19.05%	24.01%	20.91%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2019, 2018 and 2017, as there are tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business.

15	DIVIDENDS

	2019	2018	2017
	RMB million	RMB million	RMB million
Proposed final – RMB0.050 per ordinary share (2018: Nil, 2017: RMB0.049)	819	—	740

On March 31, 2020, the Board approved the 2019 profit distribution plan to propose cash dividend for 2019 of RMB0.050 per share (before tax), totaling RMB819 million (before tax) based on 16,379,509,203 shares of the Company. The aforesaid profit distribution proposal is subject to approval by the shareholders at the forthcoming 2019 annual general meeting of the Company.

16	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB3,192 million (2018: RMB2,698 million, 2017: RMB6,342 million) and the weighted average number of shares of 15,104,893,522 (2018: 14,467,585,682, 2017: 14,467,585,682) in issue during the year ended December 31, 2019. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended December 31, 2019, 2018 and 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

17	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and
	flight equipment			Other property, plant and equipment
	Owned	Held under finance leases	Buildings		Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2019
At December 31, 2018, net of accumulated depreciation and impairment	68,565	94,416	8,530	4,174	4,419	180,104
Effect of adoption of IFRS 16	—	(94,416)	—	—	—	(94,416)
At January 1, 2019 (restated)	68,565	—	8,530	4,174	4,419	85,688
Additions	4,137	—	(41)	716	3,242	8,054
Disposals	(10)	—	(40)	(41)	—	(91)
Transfer from construction in progress	—	—	3,523	214	(3,737)	—
Transfer from advanced payments on acquisition of aircraft	335	—	—	—	—	335
Transfer from investment properties (Note 18)	—	—	76	—	—	76
Transfer from right-of-use assets (Note 19(b))	14,264	—	—	—	—	14,264
Transfer to investment properties (Note 18)	—	—	(23)	—	—	(23)
Transfer from/(to) other non-current assets	—	—	—	309	(67)	242
Disposal of a subsidiary (Note 45)	—	—	(8)	(18)	—	(26)
Depreciation provided during the year	(7,812)	—	(363)	(903)	—	(9,078)
Impairment	—	—	—	(4)	—	(4)

At December 31, 2019, net of accumulated depreciation and impairment	79,479	—	11,654	4,447	3,857	99,437

At December 31, 2019:
Cost	133,845	—	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	—	(2,499)	(5,770)	—	(62,635)

Net carrying amount	79,479	—	11,654	4,447	3,857	99,437

As at December 31, 2019, the ownership certificates of buildings with a net carrying amount of RMB9,206 million have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 38):

	2019		2018
	Cost	Net carrying amount	Cost	Net carrying amount
	RMB million	RMB million	RMB million	RMB million
Aircraft
- pledged as collateral	10,819	7,243	11,752	8,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

17	PROPERTY, PLANT AND EQUIPMENT (continued)

	Aircraft, engines and flight equipment			Other property, plant and equipment
	Owned	Held under finance leases	Buildings		Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2018
At December 31, 2017 and at January 1, 2018:
Cost	111,297	105,801	8,809	7,934	3,705	237,546
Accumulated depreciation and impairment	(42,303)	(21,041)	(2,331)	(5,015)	—	(70,690)

Net carrying amount	68,994	84,760	6,478	2,919	3,705	166,856

At January 1, 2018, net of accumulated depreciation and impairment	68,994	84,760	6,478	2,919	3,705	166,856
Additions	6,057	9,821	32	1,192	4,181	21,283
Disposals	(3,304)	(1,332)	(202)	(54)	—	(4,892)
Transfer from construction in progress	—	—	2,909	548	(3,457)	—
Transfer from advanced payments on acquisition of aircraft	824	10,696	—	—	—	11,520
Transfer from investment properties (Note 18)	—	—	18	—	—	18
Transfer to investment properties (Note 18)	—	—	(386)	—	—	(386)
Assets included in assets classified as held for sale	(13)	—	—	—	—	(13)
Transfer from/(to) other non-current assets	—	—	—	359	(10)	349
Depreciation provided during the year	(6,798)	(6,709)	(318)	(791)	—	(14,616)
Impairment	(15)	—	—	—	—	(15)
Transfers	2,820	(2,820)	(1)	1	—	—

At December 31, 2018, net of accumulated depreciation and impairment	68,565	94,416	8,530	4,174	4,419	180,104

At December 31, 2018:
Cost	111,968	117,824	10,689	9,462	4,419	254,362
Accumulated depreciation and impairment	(43,403)	(23,408)	(2,159)	(5,288)	—	(74,258)

Net carrying amount	68,565	94,416	8,530	4,174	4,419	180,104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

18	INVESTMENT PROPERTIES

	2019	2018
	RMB million	RMB million
Cost
At January 1	940	392
Transfer from property, plant and equipment (Note 17)	35	474
Transfer from right-of-use assets (Note 19(b))	13	—
Transfer from intangible asset	—	98
Transfer to property, plant and equipment (Note 17)	(101)	(24)
Transfer to right-of-use assets (Note 19(b))	(4)	—

At December 31	883	940

Accumulated depreciation
At January 1	216	90
Transfer from property, plant and equipment (Note 17)	12	88
Transfer from right-of-use assets (Note 19(b))	3	—
Transfer from intangible assets	—	18
Transfer to property, plant and equipment (Note 17)	(25)	(6)
Transfer to right-of-use assets (Note 19(b))	(1)	—
Charge for the year (Note 7)	25	26

At December 31	230	216

Net book amount
At December 31	653	724

As at December 31, 2019, the fair value of the investment properties was approximately RMB1,125 million (2018: RMB1,127 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totaling RMB100 million (2018: RMB63 million, 2017: RMB39 million) was received by the Group during the year in respect of the leases.

As at December 31, 2019, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB451 million (2018: RMB498 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

18	INVESTMENT PROPERTIES (continued)

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

Buildings	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Not measured at fair value but fair value is disclosed:
As at December 31, 2019	—	144	981	1,125

As at December 31, 2018	—	243	884	1,127

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2018: Nil).

The fair values of the buildings with comparable market prices have been estimated using significant observable inputs and calculated by adjusted market prices considering the condition and location of the buildings.

The fair values of the buildings without comparable market prices have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as the estimated rental value, rent growth, long term vacancy rate and discount rate.

19	LEASES

The Group as a lessee

The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these land leases. As at December 31, 2019, the Group had 462 aircraft (2018: 450 aircraft) under leases, which generally have lease terms between 8 and 12 years. Leases of engines generally have lease terms between 8 and 12 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Prepayments for land use rights (before January 1, 2019)

RMB million
Carrying amount at January 1, 2018	1,717
Recognized in profit or loss during the year	(330)

Carrying amount at December 31, 2018	1,387

(b)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Aircraft, engines and flight equipment RMB million	Prepayments for land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Cost at January 1, 2019, net of accumulated depreciation	126,417	1,387	496	12	128,312
Additions	26,315	1	622	73	27,011
Transfer from investment properties (Note 18)	—	3	—	—	3
Transfer to property, plant and equipment (Note 17)	(14,264)	—	—	—	(14,264)
Transfer to investment properties (Note 18)	—	(10)	—	—	(10)
Disposal of a subsidiary (Note 45)	—	—	(10)	—	(10)
Disposals	(40)	—	—	—	(40)
Depreciation provided during the year	(11,964)	(38)	(284)	(12)	(12,298)

At December 31, 2019	126,464	1,343	824	73	128,704

At December 31, 2019:
Cost	172,690	1,662	1,108	85	175,545
Accumulated depreciation	(46,226)	(319)	(284)	(12)	(46,841)

Net carrying amount	126,464	1,343	824	73	128,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

19	LEASES (continued)

(c)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2019 Lease liabilities RMB million	2018 Obligations under finance lease RMB million
Carrying amount at January 1	77,427	66,868
Effect of adoption IFRS16	31,879	—

Carrying amount at January 1 (restated)	109,306	66,868
New leases	24,023	18,769
Effect of foreign exchange	851	1,419
Disposal of a subsidiary (Note 45)	(10)	—
Accretion of interest recognized during the year	3,894	2,440
Payments	(27,789)	(12,069)

Carrying amount at December 31	110,275	77,427

Analyzed into:
Current portion	15,590	9,364
Non-current portion	94,685	68,063

The maturity analysis of lease liabilities (2018: Obligations under finance leases) is disclosed in Note 51 to the consolidated financial statements.

(d)	The amounts recognized in profit or loss in relation to leases are as follows:

2019 RMB million
Interest on lease liabilities	3,894
Depreciation charge of right-of-use assets	12,298
Low value and short-term lease rental	631

Total amount recognized in profit or loss	16,823

(e)	The Group has no significant lease contracts that include extension and termination options or contains variable payments.

(f)	The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 46(d) and 47, respectively, to the consolidated financial statements.

The Group as a lessor

The Group leases its investment properties (Note 18 to the consolidated financial statements) consisting of around 68 industrial properties in the PRC under operating lease arrangements, with leases negotiated for terms ranging from two to fourteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognized by the Group during the year was RMB190 million (2018: RMB68 million), details of which are included in Note 5 to the consolidated financial statements.

At December 31, 2019, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

2019 RMB million
Within one year	165
After one year but within two years	149
After two years but within three years	144
After three years but within four years	139
After four years but within five years	138
After five years	221

956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

20	INTANGIBLE ASSETS

	Goodwill (note (a))	Computer software	Others (note (b))	Total
	RMB million	RMB million	RMB million	RMB million

December 31, 2019
Cost at January 1, 2019, net of accumulated amortization	11,270	339	—	11,609
Additions	—	199	—	199
Transfer from construction in process	—	36	—	36
Disposals	—	(3)	—	(3)
Amortization provided during the year	—	(143)	—	(143)

At December 31, 2019	11,270	428	—	11,698

At December 31, 2019:
Cost	11,270	1,301	98	12,669
Accumulated amortization		(873)	(98)	(971)

Net carrying amount	11,270	428	—	11,698

	Goodwill (note (a))	Computer software	Others (note (b))	Total
	RMB million	RMB million	RMB million	RMB million
December 31, 2018
Cost at January 1, 2018, net of accumulated amortization	11,270	293	33	11,596
Additions	—	166	—	166
Transfer from construction in process	—	7	—	7
Amortization provided during the year	—	(127)	(33)	(160)

At December 31, 2018	11,270	339	—	11,609

At December 31, 2018:
Cost	11,270	1,077	98	12,445
Accumulated amortization	—	(738)	(98)	(836)

Net carrying amount	11,270	339	—	11,609

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

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate after tax applied to the post-tax cash flow projections is 9.5% (2018: 10%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2018: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b)	The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

21	INVESTMENTS IN ASSOCIATES

	2019	2018
	RMB million	RMB million
Share of net assets	1,977	1,696

The movements in investments in associates were as follows:
	2019	2018
	RMB million	RMB million
At January 1	1,696	1,654
Additions	95	—
Share of results of associates	265	170
Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate	7	(24)
Share of other equity changes of an associate	8	—
Dividend received during the year	(85)	(104)
Disposal of a subsidiary (Note 45)	(9)	—

At December 31	1,977	1,696

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2019	2018	2019	2018
		Million	Million
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC/Mainland China December 6, 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China November 17, 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (note)	PRC/Mainland China March 28, 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China November 17, 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC/Mainland China June 9, 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC/Mainland China March 4, 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC/Mainland China September 27, 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC/Mainland China August 29, 1992	RMB143	RMB50	35%	100%	Tour operations, travel and air ticketing agency and transportation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

21	INVESTMENTS IN ASSOCIATES (continued)

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2019	2018
	RMB million	RMB million
Share of the associates’ profit for the year	265	170
Share of the associates’ other comprehensive income	7	(24)

Share of the associates’ total comprehensive income	272	146
Aggregate carrying amount of the Group’s interests in the associates	1,977	1,696

22	INVESTMENTS IN JOINT VENTURES

	2019	2018
	RMB million	RMB million
Share of net assets	627	577

The movements in investments in joint ventures were as follows:

	2019	2018
	RMB million	RMB million
At January 1	577	557
Additions	102	16
Share of results	17	34
Dividend received during the year	(69)	(30)

At December 31	627	577

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2019	2018	2019	2018
		Million	Million
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (note)	PRC/Mainland China September 28, 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC/Mainland China December 28, 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC/Mainland China May 21, 1999	RMB10	RMB10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia March 9, 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC/Mainland China April 9, 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi’an CEA SAFRAN Landing Systems Services Co., Ltd. (“XIESA”)	PRC/Mainland China July 12, 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related components maintenance services

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

22	INVESTMENTS IN JOINT VENTURES (continued)

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2019	2018
	RMB million	RMB million
Share of the joint ventures’ profit for the year	17	34

Share of the joint ventures’ total comprehensive income	17	34
Aggregate carrying amount of the Group’s interests in the joint ventures	627	577

23	EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2019	2018
	RMB million	RMB million
Listed equity investments, at fair value
TravelSky Technology Limited	496	510

	496	510

Unlisted equity investments, at fair value
Sichuan Airlines Corporation Limited	336	438
Aviation Data Communication Corporation Limited	244	161
Others	198	138

	778	737

	1,274	1,247

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended December 31, 2019, the Group received dividends in the amounts of RMB8 million, RMB2 million, RMB5 million and RMB4 million from TravelSky Technology Limited, Sichuan Airlines Corporation Limited, Aviation Data Communication Corporation Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

24	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
At December 31
Forward currency contracts	43	—	13	29
Interest rate swaps	27	223	10	—

Total	70	223	23	29
Less: current portion
– Forward currency contracts	43	—	13	29
– Interest rate swaps	—	1	—	—

Non-current portion	27	222	10	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

24	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Cash flow hedge – Foreign currency risk

Forward currency contracts are designated as hedging instruments in cash flow hedges of forecasted capital expenditures in USD, which comprise about 7% of its total expected capital expenditures in USD, and forecasted transactions that are highly probable. The forward currency contract balances vary with the level of expected foreign currency expenditures and changes in foreign exchange forward rates.

Cash flow hedge – Interest rate risk

At December 31, 2019, the Group had interest rate swap contracts in place with a notional amount of USD888 million whereby the Group receives interest at variable rates and pays interest at fixed rates. The swaps are being used to hedge against the variability in the cash flows arising from a change in market interest rates of lease liabilities with a face value of USD888 million.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the forward currency contracts and interest rate swap contracts match the terms of the expected foreign currency capital expenditures and the lease liabilities (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risks of the forward currency contracts and interest rate swaps are identical to the hedged risk components. To measure the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

Hedge ineffectiveness can arise from:

•	Differences in the timing of the cash flows of the forecasted transactions and the hedging instruments

•	Different interest rate curves applied to discount the hedged items and hedging instruments

•	The counterparties’ credit risks differently impacting the fair value movements of the hedging instruments and hedged items

•	Changes to the forecasted amounts of cash flows of hedged items and hedging instruments

The Group holds the following forward currency contracts and interest rate swap contracts:

	Maturity
	Less than 3 months	3 to 6 months	6 to 9 months	9 to 12 months	Over 1 year	Total
As at December 31, 2019
Forward currency contracts (Capital expenditures)
Notional amount (in RMB million)	—	628	1,047	1,046	—	2,721
Average forward rate (RMB/USD)	—	7.0151	6.9325	6.9988	—	6.9771
Forward currency contracts (Highly probable forecasted purchases)
Notional amount (in RMB million)	—	—	1,835	858	—	2,693
Average forward rate (RMB/USD)	—	—	6.9629	6.8810	—	6.9368
Interest rate swaps (Payment on lease liabilities)
Notional amount (in RMB million)	31	30	—	—	6,133	6,194
Hedged rate (%)	2.0450	1.8800	—	—	1.6803	1.6831

The impacts of the hedging instruments on the statement of financial position are as follows:

	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring hedge ineffectiveness for the year
	RMB million	RMB million		RMB million
As at December 31, 2019
Forward currency contracts (Capital expenditures)	2,721	8	Derivative financial instruments	141
Forward currency contracts (Highly probable forecasted purchases)	2,693	22	Derivative financial instruments	22
Forward currency contracts (Payment on bonds)	—	—	Derivative financial instruments	14
Interest rate swaps (Payment on lease liabilities)	6,194	17	Derivative financial instruments	(137)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

24	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The impacts of the hedged items on the statement of financial position are as follows:

	Change in fair value used for measuring hedge ineffectiveness for the year	Cash flow hedge reserve
	RMB million	RMB million
As at December 31, 2019
Capital expenditures	141	8
Highly probable forecasted purchases	22	22
Payment on bonds	14	—
Payment on lease liabilities	(163)	17

	14	47

The effects of the cash flow hedge on the statement of profit or loss and the statement of comprehensive income are as follows:

	Total hedging gain/(loss) recognized in other comprehensive income			Hedge ineffectiveness recognized in profit or loss	Line item in the statement of profit or loss	Amount reclassified from other comprehensive income to profit or loss			Line item (gross amount) in the statement of profit or loss
	Gross amount	Tax effect	Total			Gross amount	Tax effect	Total
	RMB million	RMB million	RMB million	RMB million		RMB million	RMB million	RMB million
Year ended December 31, 2019
Capital expenditures	141	(35)	106	—	N/A	(82)	20	(62)	Finance Costs
Highly probable forecasted purchases	22	(6)	16	—	N/A	(22)	6	(16)	Finance Costs
Payment on bonds	14	(4)	10	—	N/A	(14)	4	(10)	Finance Costs
Payment on lease liabilities	(137)	34	(103)	—	N/A	(68)	17	(51)	Finance Costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

25	OTHER NON-CURRENT ASSETS

	2019	2018
	RMB million	RMB million
Deposits relating to aircraft held under leases	156	177
Deferred pilot recruitment costs	1,873	1,536
Rebate receivables on aircraft acquisitions	42	55
Prepayment for acquisition of property, plant and equipment	1,095	854
Others	804	748

	3,970	3,370

26	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2019	2018
	RMB million	RMB million
Deferred tax assets	853	207
Deferred tax liabilities	(22)	(84)

Net deferred tax assets	831	123

Movements in the net deferred tax assets/(liabilities) were as follows:

2019
RMB million
At December 31, 2018	123
Effect of adoption of IFRS 16	554

At January 1, 2019 (restated)	677
Credited to profit or loss (Note 14)	123
Charged to other comprehensive income	31

At December 31, 2019	831

2018
RMB million
At January 1, 2018	(240)
Credited to profit or loss (Note 14)	294
Charged to other comprehensive income	69

At December 31, 2018	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

26	DEFERRED TAXATION (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2019	2018
	RMB million	RMB million
Deferred tax assets:
Provision for lease return costs for aircraft and engines	1,075	—
Impairment provision for flight equipment spare parts	53	126
Impairment provision for receivables	76	75
Impairment provision for property, plant and equipment	101	103
Derivative financial instruments	6	7
Financial asset at fair value through profit or loss	—	6
Other payables and accruals	71	89
Government grants related to assets	35	42
Deferred gains in sale and leaseback transactions	—	6
Loss available for offsetting against future taxable profits	66	—
Aged payables	1	2

	1,484	456

Deferred tax liabilities:
Lease liabilities/Right-of-use assets	(352)	—
Equity investments designated at fair value through other comprehensive income	(283)	(278)
Derivative financial instruments	(18)	(55)

	(653)	(333)

	831	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

26	DEFERRED TAXATION (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

	At December 31 2018 RMB million	Effect of adoption of IFRS 16 RMB million	At January 1 2019 (restated) RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At December 31 2019 RMB million
For the year ended December 31, 2019
Provision for lease return costs for aircraft and engines	—	882	882	193	—	1,075
Impairment provision for flight equipment spare parts	126	—	126	(73)	—	53
Impairment provision for receivables	75	—	75	1	—	76
Impairment provision for property, plant and equipment	103	—	103	(2)	—	101
Derivative financial instruments	7	—	7	—	(1)	6
Financial asset at fair value through profit or loss	6	—	6	(6)	—	—
Other payables and accruals	89	—	89	(18)	—	71
Government grants related to assets	42	—	42	(7)	—	35
Deferred gains in sale and leaseback transactions	6	—	6	(6)	—	—
Loss available for offsetting against future taxable profits	—	—	—	66	—	66
Aged payables	2	—	2	(1)	—	1

	456	882	1,338	147	(1)	1,484

Lease liabilities/Right-of-use assets	—	(328)	(328)	(24)	—	(352)
Equity investments designated at fair value through other comprehensive income	(278)	—	(278)	—	(5)	(283)
Derivative financial instruments	(55)	—	(55)	—	37	(18)

	(333)	(328)	(661)	(24)	32	(653)

Net deferred tax assets/(liabilities)	123	554	677	123	31	831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

26	DEFERRED TAXATION (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows (continued):

	At January 1 2018 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At December 31 2018 RMB million
For the year ended December 31, 2018
Impairment provision for flight equipment spare parts	51	75	—	126
Impairment provision for receivables	72	3	—	75
Impairment provision for property, plant and equipment	104	(1)	—	103
Derivative financial instruments	82	(78)	3	7
Financial asset at fair value through profit or loss	—	6	—	6
Other payables and accruals	29	60	—	89
Government grants related to assets	—	42	—	42
Deferred gains in sale and leaseback transactions	—	6	—	6
Aged payables	5	(3)	—	2

	343	110	3	456

Depreciation and amortization	(56)	56	—	—
Equity investments designated at fair value through other comprehensive income	(361)	—	83	(278)
Derivative financial instruments	(38)	—	(17)	(55)
Passenger ticket breakage	(128)	128	—	—
	(583)	184	66	(333)

Net deferred tax assets/(liabilities)	(240)	294	69	123

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax has not been recognized in the periods presented, aggregate to RMB12,558 million (2018: RMB11,360 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

26	DEFERRED TAXATION (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	2019		2018
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	54	217	67	267
Other deductible temporary differences	7	30	27	126

Total unrecognized deferred tax assets	61	247	94	393

In accordance with the PRC tax law, tax losses can be carried forward for a period of five years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2020 and 2024.

As at December 31, 2019, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

27	FLIGHT EQUIPMENT SPARE PARTS

	2019	2018
	RMB million	RMB million
Flight equipment spare parts	2,732	2,778
Less: provision for spare parts	(325)	(828)

	2,407	1,950

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	2019	2018
	RMB million	RMB million
At January 1	828	531
Accrual (Note 9)	—	301
Amount written off in relation to disposal of spare parts	(503)	(4)

At December 31	325	828

28	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2019	2018
	RMB million	RMB million
Trade receivables	1,793	1,525
Notes receivable	—	4

	1,793	1,529
Impairment	(76)	(93)

	1,717	1,436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

28	TRADE AND NOTES RECEIVABLES (continued)

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2019 RMB million	2018 RMB million
Within 90 days	1,615	1,354
91 to 180 days	33	52
181 to 365 days	39	11
Over 365 days	30	15

	1,717	1,432

Balances with related parties included in trade and notes receivables are summarized in Note 48(c)(i).

The movements in the loss allowance for impairment of trade receivables are as follows:

	2019 RMB million	2018 RMB million
At beginning of year	93	119
Impairment losses, net (Note 10)	(6)	(21)
Amount written off as uncollectible	(4)	(5)
Disposal of a subsidiary	(7)	—

At end of year	76	93

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at December 31, 2019

		Past due
	Current	Less than 90 days	90 to 365 days	Over 365 days	Total
Expected credit loss rate (%)	0.12	2.94	2.50	70.59	4.24
Gross carrying amount (RMB million)	1,617	34	40	102	1,793
Expected credit losses (RMB million)	2	1	1	72	76

As at December 31, 2018

		Past due
	Current	Less than 90 days	90 to 365 days	Over 365 days	Total
Expected credit loss rate (%)	0.57	0.78	1.59	83.17	6.10
Gross carrying amount (RMB million)	1,232	129	63	101	1,525
Expected credit losses (RMB million)	7	1	1	84	93

Trade and notes receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment losses on financial assets, net” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

29	FINANCIAL ASSET AT FAIR VALUE THROUGH PROFIT OR LOSS

	2019 RMB million	2018 RMB million
Listed equity investment, at fair value
Shanghai Pudong Development Bank Co., Ltd.	121	96

The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading.

30	PREPAYMENTS AND OTHER RECEIVABLES

	2019 RMB million	2018 RMB million
Value added tax recoverable	6,991	5,484
Value added tax refundable	800	979
Subsidy receivable	2,072	2,092
Prepaid corporate income tax	608	306
Advance to suppliers	129	222
Prepaid aircraft operating lease rentals	—	478
Refundable advanced payment on acquisition of aircraft	538	—
Rebate receivables on aircraft acquisitions	1,582	1,399
Amounts due from related parties (Note 48(c)(i))	776	278
Deposits relating to aircraft held under leases	29	13
Other deposits	168	194
Others	663	577

	14,356	12,022
Provision for impairment of other receivables	(263)	(246)

	14,093	11,776

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at January 1, 2019	16	—	108	122	246
Transferred - to stage 2	(1)	—	1	—	—
Accrual	18	—	4	—	22
Disposal of a subsidiary	—	—	(5)	—	(5)

As at December 31, 2019	33	—	108	122	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

30	PREPAYMENTS AND OTHER RECEIVABLES (continued)

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at January 1, 2018	4	—	72	122	198
Transferred - to stage 2	(1)	—	1	—	—
Accrual	13	—	36	—	49
Reversal	—	—	(1)	—	(1)

As at December 31, 2018	16	—	108	122	246

The gross carrying amounts of the financial assets affecting the loss allowances above are as follows.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at January 1, 2019	2,298	298	259	122	2,977
Transferred - to stage 2	(160)	160	—	—	—
Accrual	1,066	—	(265)	—	801
Reversal	(26)	—	(17)	—	(43)

As at December 31, 2019	3,178	458	(23)	122	3,735

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2 (Individually)	Stage 2 (Collectively)	Stage 3	Total
As at January 1, 2018	2,394	—	25	122	2,541
Transferred - to stage 2	(399)	298	101	—	—
Accrual	303	—	138	—	441
Reversal	—	—	(5)	—	(5)

As at December 31, 2018	2,298	298	259	122	2,977

31	RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS

	2019 RMB million	2018 RMB million
Restricted bank deposits	6	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

32	CASH AND CASH EQUIVALENTS

	2019 RMB million	2018 RMB million
Cash	1	1
Bank balances	1,349	645

	1,350	646

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB547 million (2018: RMB330 million). The RMB is not freely convertible into other currencies. However, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

33	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into agreements with China Aviation Supplies Co., Ltd. to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB6 million (2018: RMB11 million) has been recognized as assets classified as held for sale by the Group as at December 31, 2019, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

34	TRADE AND BILLS PAYABLES

An aging analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	2019 RMB million	2018 RMB million
Within 90 days	3,622	3,594
91 to 180 days	52	49
181 to 365 days	94	157
1 to 2 years	40	100
Over 2 years	69	140

	3,877	4,040

Balances with related parties included in trade and bills payables are summarized in Note 48(c)(ii).

As at December 31, 2019, the Group held no bills payable (2018: RMB4 million).

35	CONTRACT LIABILITIES

	2019 RMB million	2018 RMB million
Sales in advance of carriage	8,754	7,638
Frequent flyer program (Note 5)	2,057	2,046
Advances from customers	866	712

	11,677	10,396

Current portion	10,178	8,811
Non-current portion	1,499	1,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

36	OTHER PAYABLES AND ACCRUALS

	2019 RMB million	2018 RMB million
Salaries, wages and benefits	2,794	2,854
Take-off and landing charges	3,052	2,828
Fuel cost	1,109	1,225
Expenses related to aircraft overhaul conducted	1,810	1,324
Deposits from customers	18	6
Duties and levies payable	1,983	1,792
Food and beverages	253	349
Payments on system services	879	650
Lease rentals of property, plant and equipment	515	411
Other accrued operating expenses	991	701
Payable for purchase of property, plant and equipment	3,454	2,783
Interest payable	1,249	1,189
Pending output value added tax	412	378
Deposits received from ticket sales agents	507	502
Other deposits	570	576
Current portion of other long-term liabilities (Note 41)	294	234
Staff housing allowance	224	265
Amounts due to related parties (Note 48(c)(ii))	383	1,093
Current portion of post-retirement benefit obligations (Note 40(b))	165	168
Others	1,940	1,815

	22,602	21,143

37	OBLIGATIONS UNDER FINANCE LEASES

As at December 31, 2018, the Group had 260 aircraft under finance leases. These leases were classified as finance leases prior to IFRS 16 becoming effective on January 1, 2019. Under the terms of the leases, the Group had the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases were principally denominated in USD.

At December 31, 2018, the future minimum lease payments under finance leases and their present values were as follows:

2018
RMB million

Within one year	11,974
In the second year	12,014
In the third to fifth years, inclusive	30,018
After the fifth year	36,974

Total of minimum lease payments	90,980

Present values of minimum lease payments	79,006
Less: amounts repayable within one year	(9,364)

Non-current portion	68,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

38	BORROWINGS

	2019 RMB million	2018 RMB million
Non-current
Long-term bank borrowings
– secured (note (a))	2,995	3,934
– unsecured	828	4,556
Guaranteed bonds (note (b))	12,784	13,377
Unsecured bonds (note (b))	9,997	4,000

	26,604	25,867

Current
Current portion of long-term bank borrowings
– secured (note (a))	939	997
– unsecured	1,009	76
Current portion of guaranteed bonds (note (b))	2,585	732
Current portion of unsecured bonds (note (b))	—	4,834
Short-term bank borrowings
– unsecured	2,200	8,120
Short-term debentures (note (c))	18,500	14,500

	25,233	29,259

	51,837	55,126

The borrowings are repayable as follows:

	2019	2018
	RMB million	RMB million
Within one year	25,233	29,259
In the second year	8,104	7,469
In the third to fifth years, inclusive	14,821	14,258
After the fifth year	3,679	4,140

Total borrowings	51,837	55,126

Notes:

(a)	As at December 31, 2019, the secured bank borrowings of the Group were secured by the related aircraft and buildings with a net carrying amount of RMB7,243 million (2018: RMB8,391 million) (Note 17).

(b)

On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 48(d)).

On July 14, 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on July 14, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

38	BORROWINGS (continued)

Notes(b) (continued)

On October 24, 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on October 24, 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 48(d)).

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

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY10 billion. The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion. The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

On March 16, 2018, the Company issued three-year Credit Enhanced bonds with a total principal amount of JPY20 billion. The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

On March 7, 2019, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 7, 2022.

On August 19, 2019, the Company issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on August 19, 2024.

On December 6, 2019, Eastern Air Overseas issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on December 6, 2022. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

c)	On May 29, 2019, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 267 days. The debentures bear interest at the rate of 3.10% per annum.

On June 13, 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 266 days. The debentures bear interest at the rate of 3.15% per annum.

On July 3, 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 267 days. The debentures bear interest at the rate of 2.98% per annum.

On October 25, 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 179 days. The debentures bear interest at the rate of 2.00% per annum.

On November 15, 2019, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.00% per annum.

On November 26, 2019, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 177 days. The debentures bear interest at the rate of 1.70% per annum.

On December 6, 2019, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 270 days. The debentures bear interest at the rate of 2.00% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

38	BORROWINGS (continued)

Notes(c) (continued)

The terms of the long-term borrowings and bonds were summarized as follows:

	Interest rate and final maturities	2019	2018
		RMB million	RMB million
Long-term bank borrowings
RMB denominated	interest rates ranging from 2.65% to 3.92% with final maturities through 2024 (2018: 3.10% to 3.48%)	1,828	4,528
USD denominated	interest rates ranging from 6-month libor +0.70% to 6-month libor +1.65% with final maturities through 2022 (2018: 6-month libor +0.55% to 6-month libor +2.85%)	870	1,469
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2018: 3 months Euribor+0.5%)	3,073	3,566

Guaranteed bonds
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2018: 3.03% to 5.05%)	7,796	7,795
SGD denominated	interest rates at 2.80% with final maturities through 2020 (2018: 2.80%)	2,585	2,498
JPY denominated	interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2018: 0.33% to 0.64%)	3,197	3,084
KRW denominated	interest rate at 2.40% with final maturities through 2022 (2018: 2.05%)	1,791	732

	Interest rate and final maturities	2019	2018
		RMB million	RMB million
Unsecured bonds
RMB denominated	interest rates ranging from 3.39% to 3.70% with final maturities through 2024 (2018: from 3.00% to 3.39%)	9,997	8,500
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2018: 2.85%)	—	334

		31,137	32,506

Short-term borrowings of the Group are repayable within one year. As at December 31, 2019, the interest rates relating to such borrowings was 3.30% (2018: 2.97% to 4.48% per annum).

39	PROVISION FOR LEASE RETURN COSTS FOR AIRCRAFT AND ENGINES

Details of provision for lease return costs for aircraft and engines are as follows:

	2019	2018
	RMB million	RMB million
Carrying amount at January 1	2,906	3,019
Effect of adoption IFRS 16	3,654	—

Carrying amount At January 1 (restated)	6,560	3,019
Accrual	702	402
Utilization	(84)	(515)

At December 31	7,178	2,906
Less: current portion	(519)	(145)

Non-current portion	6,659	2,761

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

40	POST-RETIREMENT BENEFIT OBLIGATIONS

(a)	Pension—defined contribution

The group companies participate in defined contribution retirement schemes organized by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. Therefore, the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. In addition, the group companies have implemented an additional defined contribution retirement pension scheme for eligible employees since 2014.

As at December 31, 2019 and 2018, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes.

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

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2019 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2019 RMB million	2018 RMB million
Post-retirement benefit obligations	2,584	2,712
Less: current portion	(165)	(168)

Non-current portion	2,419	2,544

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2019	2018
Discount rates for post-retirement benefits	3.40%	3.50%
Mortality rate	China Insurance Life Mortality	China Insurance Life Mortality
	Table (2010-2013). CL5 for Male and CL6 for Female	Table (2010-2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

40	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2019
Discount rate for post-retirement benefits	0.25	(74)	0.25	77
Annual increase rate of pension benefits	1.00	260	1.00	(222)
Annual increase rate of medical expenses	1.00	36	1.00	(30)
2018
Discount rate for post-retirement benefits	0.25	(80)	0.25	84
Annual increase rate of pension benefits	1.00	288	1.00	(244)
Annual increase rate of medical expenses	1.00	41	1.00	(34)

The sensitivity analyzes above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2019 RMB million	2018 RMB million
Within the next 12 months	165	168
Between 2 and 5 years	661	678
Between 6 and 10 years	809	841
Over 10 years	2,534	2,802

Total expected payments	4,169	4,489

The average duration of the post-retirement benefit obligations at the end of 2019 was 13 years (2018: 13 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

40	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:

2019

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
	January 1 2019 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	December 31 2019 RMB million
Defined benefit obligations/ benefit liability	2,712	—	92	92	30	—	(70)	(40)	(180)	2,584

2018

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
	January 1 2018 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	December 31 2018 RMB million
Defined benefit obligations/ benefit liability	2,670	—	106	106	184	—	(69)	115	(179)	2,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

41	OTHER LONG-TERM LIABILITIES

	2019	2018
	RMB million	RMB million
Long-term duties and levies payable relating to leases	1,487	1,398
Deferred gains in sale and leaseback transactions	—	1,115
Deferred gains relating to government grants	152	179
Provision for early retirement benefit obligations and other benefit obligations	295	324
Other long-term payables	638	666

	2,572	3,682
Less: current portion included in other payables and accruals (Note 36)	(294)	(234)

Non-current portion	2,278	3,448

42	SHARE CAPITAL

	2019	2018
	RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each

A shares listed on the Shanghai Stock Exchange (“A Shares”)	11,202	9,808
– Tradable shares with trading moratorium	1,394	—
– Tradable shares without trading moratorium	9,808	9,808

H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”)	5,177	4,659
– Tradable shares with trading moratorium	518	—
– Tradable shares without trading moratorium	4,659	4,659

	16,379	14,467

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company’s share capital is as follows:

Number of shares in issue
million
At December 31, 2018 and January 1, 2019	14,467
Issue of shares (note(a))	1,912

At December 31, 2019	16,379

Note(a)

According to the approval of China Securities Regulatory Commission, the Company completed the non-public issuance of 518 million H shares to Shanghai Juneyao Airlines Hong Kong Co., Ltd. on August 29, 2019, raising a total of RMB2,002 million in net funds. The Company also completed the non-public issuance of 1,394 million A shares to four specific investors, including Shanghai Juneyao Airlines Co., Ltd. on August 30, 2019, raising a total of RMB7,440 million in net funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

43	RESERVES

	Share premium	Capital reserve (note (a))	Hedging reserve	Statutory reserve (note (b))	Other reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2018	29,540	(778)	91	540	(2,038)	14,566	41,921
Unrealized gains on cash flow hedges (Note 24)	—	—	43	—	—	—	43
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	(248)	—	(248)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	(24)	—	(24)
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(111)	—	(111)
Transfer from retained profits	—	—	—	30	—	(30)	—
Profit for the year	—	—	—	—	—	2,698	2,698
Final 2017 dividend	—	—	—	—	—	(738)	(738)

At December 31, 2018	29,540	(778)	134	570	(2,421)	16,496	43,541

Effect of adoption of IFRS 16	—	—	—	—	—	(1,595)	(1,595)

At January 1, 2019 (restated)	29,540	(778)	134	570	(2,421)	14,901	41,946
Unrealized gains on cash flow hedges (Note 24)	—	—	(110)	—	—	—	(110)
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	13	—	13
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	7	—	7
Actuarial gains on post-retirement benefit obligations	—	—	—	—	39	—	39
Transfer from retained profits	—	—	—	212	—	(212)	—
Profit for the year	—	—	—	—	—	3,192	3,192
Final 2018 dividend	—	—	—	—	—	—	—
Issue of shares	7,530	—	—	—	—	—	7,530
Others	—	11	—	—	—	1	12

At December 31, 2019	37,070	(767)	24	782	(2,362)	17,882	52,629

Notes:

(a)	Capital reserve

Capital reserve mainly represents the difference between the fair value of the net assets injected and the nominal amount of the Company’s share capital issued in respect of the group restructuring carried out in June 1996 for the purpose of the Company’s listing.

(b)	Statutory reserve

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2019	2018
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%

	2019 RMB million	2018 RMB million
Profit for the year allocated to non-controlling interests:
CEA Jiangsu	115	114
CEA Yunnan	50	33
CEA Wuhan	128	88

Dividends paid to non-controlling interests of CEA Jiangsu	37	56
Dividends paid to non-controlling interests of CEA Wuhan	45	—

Accumulated balances of non-controlling interests at the reporting date:
CEA Jiangsu	1,445	1,471
CEA Yunnan	704	674
CEA Wuhan	1,511	1,483

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
2019
Revenue	9,774	11,634	4,743
Total expenses	9,466	11,110	4,424
Profit for the year	308	524	319
Total comprehensive income for the year	309	524	328

Current assets	1,116	575	369
Non-current assets	12,620	19,210	7,917
Current liabilities	2,486	3,623	1,611
Non-current liabilities	7,390	8,859	2,897

Net cash flows from operating activities	1,930	2,457	885
Net cash flows used in investing activities	(16)	(425)	(222)
Net cash flows used in financing activities	(1,874)	(2,031)	(666)
Effect of foreign exchange rate changes, net	—	—	—

Net increase/ (decrease) in cash and cash equivalents	40	1	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

44	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (continued)

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
2018
Revenue	9,313	10,523	4,559
Total expenses	9,008	10,183	4,340
Profit for the year	305	340	219
Total comprehensive income for the year	297	340	217

Current assets	1,338	379	237
Non-current assets	9,460	16,018	7,048
Current liabilities	2,116	3,213	1,634
Non-current liabilities	4,753	6,196	1,944

Net cash flows from operating activities	1,036	3,686	775
Net cash flows used in investing activities	(37)	(592)	(534)
Net cash flows used in financing activities	(991)	(3,099)	(243)
Effect of foreign exchange rate changes, net	—	—	—

Net increase/ (decrease) in cash and cash equivalents	8	(5)	(2)

45	DISPOSAL OF A SUBSIDIARY

On March 19, 2019, the Company and Greenland Holdings Corporation Limited (“Greenland Holdings”) entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”), previously a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. As of May 17, 2019, the capital injection and share expansion has been completed. After that, the Company’s equity interest in Shanghai Airlines Tours was diluted to 35%, and Greenland Holdings held 65% of the equity interest in Shanghai Airlines Tours. Shanghai Airlines Tours ceased to be a subsidiary of the Company as a result of the dilution.

The details of the assets and liabilities disposed of relating to the disposal of a subsidiary are summarized as follows:

At date of disposal RMB million
Net assets disposed of:
Property, plant and equipment	26
Investments in associates	9
Right-of-use assets	10
Other non-current assets	3
Prepayments and other receivables	278
Restricted bank deposits and short-term bank deposits	251
Trade and notes receivables	115
Cash and cash equivalents	90
Trade and bills payables	(79)
Contract liabilities	(284)
Other payables and accruals	(378)
Lease liabilities	(10)

Net assets	31
Gain on disposal of a subsidiary	64

Satisfied by:
Investment in an associate	95

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2019 RMB million
Cash consideration	—
Cash and bank balances disposed of	90

Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	(90)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

46	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Cash generated from operations

	2019 RMB million	2018 RMB million	2017 RMB million
Profit before income tax	4,299	3,856	8,610
Adjustments for:
Depreciation of property, plant and equipment	9,078	14,616	13,367
Depreciation of right-of-use assets	12,298	—	—
Amortization of intangible assets	143	160	143
Depreciation of investment properties	25	26	12
Amortization of lease prepayments	—	43	45
Amortization of other non-current assets	536	468	402
Gains on disposal of property, plant and equipment	(22)	(267)	(13)
Gain on disposal of prepayments for land use rights	—	(210)	(5)
Gain on disposal of investment in a subsidiary	(64)	—	(1,754)
Gain on disposal of investment in an associate	—	(5)	(12)
Gain on disposal of available-for-sale investments	—	—	(4)
Dividend income from equity investments at fair value through other comprehensive income	(19)	(23)	—
Dividend income from available-for-sale investments	—	—	(33)
Dividend income from a financial asset at fair value through profit or loss	(3)	(6)	—
Share of results of associates	(265)	(170)	(202)
Share of results of joint ventures	(17)	(34)	(49)
Net foreign exchange loss/(gain)	890	1,983	(2,378)
(Gain)/loss on fair value changes of financial asset at fair value through profit or loss	(25)	27	—
(Gain)/loss on fair value changes of derivative financial instruments	—	(311)	311
Impairment charges	4	318	494
Impairment losses on financial assets, net	16	27	(3)
Interest income	—	(110)	(111)
Interest expense	5,169	3,727	3,184

Operating profit before working capital changes	32,043	24,115	22,004

Changes in working capital
Flight equipment spare parts	(457)	(66)	(109)
Trade and notes receivables	(275)	708	(500)
Prepayments and other receivables	(2,336)	(2,056)	(753)
Sales in advance of carriage	—	—	(569)
Contract liabilities	1,281	1,051	—
Restricted bank deposits and short-term bank deposits	9	35	(8)
Trade and bills payables	(163)	856	1,725
Other payables and accruals	1,459	36	340
Staff housing allowances	—	(36)	62
Other long-term liabilities	(1,916)	(525)	(728)
Post-retirement benefit obligations	(125)	42	(217)
Provision for lease return costs for aircraft and engines	617	(113)	(139)

Cash generated from operations	30,137	24,047	21,108

(b)	Major non-cash transactions

	2019 RMB million	2018 RMB million	2017 RMB million
Additions to right-of-use assets and lease liabilities	24,434	—	—
Finance lease obligations incurred for acquisition of aircraft	—	7,945	6,865

*	Disposal of a subsidiary of the Company for the current year also comprised a major non-cash transaction as disclosed in Note 45.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

46	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(c)	Changes in liabilities arising from financing activities

	Bank and other loans RMB million	Obligations under finance leases/ Lease liabilities RMB million
At December 31, 2018	55,126	77,427
Effect of adoption of IFRS 16	—	31,879
At January 1, 2019 (restated)	55,126	109,306
Changes from financing cash flows	(3,427)	(23,895)
Foreign exchange movement	139	851
Disposal of a subsidiary	—	(10)
New leases	—	24,023

At December 31, 2019	51,838	110,275

At January 1, 2018	63,801	66,868
Changes from financing cash flows	(9,076)	(9,629)
Foreign exchange movement	401	1,419
New finance leases	—	18,769

At December 31, 2018	55,126	77,427

(d)	Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

2019 RMB million
Within operating activities	(631)
Within investing activities	(1,449)
Within financing activities	(27,789)

47	COMMITMENTS

(a)	The Group had the following capital commitments at the end of the reporting period:

	2019 RMB million	2018 RMB million
Contracted for:
– Aircraft, engines and flight equipment (note)	47,822	70,998
– Other property, plant and equipment	4,917	6,481
– Investments	860	590

	53,599	78,069

Note:

(i)

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

	2019 RMB million	2018 RMB million
Within one year	18,388	29,187
In the second year	12,442	24,735
In the third year	11,956	11,809
In the fourth year	3,892	4,674
Over four years	1,144	593

	47,822	70,998

The above capital commitments represent the future outflow of cash or other resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

47	COMMITMENTS (continued)

(a)	The Group had the following capital commitments at the end of the reporting period (continued):

(ii)

On March 11, 2019, the Civil Aviation Administration of China ordered all domestic airlines to ground all 737MAX-8 aircraft. The Group has 46 737MAX-8 aircraft on order as at December 31, 2019 and has not taken delivery of any 737MAX-8 aircraft since the grounding. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the above table represent the Group’s best estimate, including with respect to the delivery of Boeing 737MAX-8 aircraft. However, the actual delivery schedule may differ from the table above.

(b)	Operating lease commitments at December 31, 2018

As at December 31, 2018, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

2018 RMB million
Aircraft, engines and flight equipment
Within one year	4,990
In the second year	5,371
In the third to fifth years, inclusive	12,041
After the fifth year	14,169

36,571

Land and buildings
Within one year	398
In the second year	175
In the third to fifth years, inclusive	59
After the fifth year	75

707

37,278

(c)

The Group has various lease contracts that have not yet commenced as at December 31, 2019. The future lease payments for these non-cancellable lease contracts are RMB62 million due within one year, RMB16 million due in the second to fifth years.

(d)	Lease commitments for short-term leases amounted to RMB 83 million as at December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at December 31, 2019 (2018: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at December 31, 2019 (2018: 18.15% and 3.16% ).

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

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company
Beijing Xinghang Aviation Property Co., Ltd. (“Beijing Aviation Property”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)	Controlled by the same parent company
CES Finance Holding Co., Limited (“CES Finance”)	Controlled by the same parent company and
a substantial shareholder of the Company
CES Global Holdings (Hong Kong) Limited (“CES Global”)	Controlled by the same parent company and
a substantial shareholder of the Company
Hong Kong Securities Clearing Company Ltd. (“HKSCC”)	A substantial shareholder of the Company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK
Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”)	A director and vice president of the Company is a director of Juneyao Air

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions

		Pricing policy
Nature of transaction	Related party	and decision process	2019 RMB million	2018 RMB million
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i)	1,471	1,317
	CEA Development	(i)	—	78
	Eastern Import & Export	(i)	56	60
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	142	165
Repairs and maintenance expense	Shanghai P&W	(i)	1,762	2,394
for aircraft and engines	Technologies Aerospace	(i)	221	344
	Wheels & Brakes	(i)	144	129
	Shanghai Hute	(i)	88	74
	XIESA	(i)	2	—
Payments on cabin cleaning services	Eastern Advertising	(i)	22	20
Advertising expense*	Eastern Advertising	(i)	29	19
Payments on system services	China Kaiya	(i)	16	21
Equipment maintenance fee*	Collins Aviation	(i)	45	60
	CEA Development	(i)	119	71
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	13	13
Property management and green maintenance expenses*	CEA Development	(i)	205	102
Payments on hotel accommodation service*	CEA Development	(i)	134	127
	Shanghai Airlines Tours	(i)	23	—
Payments on construction and management agent	Eastern Investment	(i)	14	18
Payments on logistics services	Eastern Import & Export	(i)	49	142
	Eastern Logistics	(i)	53	—
Civil aviation information network services**	TravelSky	(i)	753	646
Flight equipment spare parts maintenance**	CASC	(i)	143	189
Flight training fee	CAE Melbourne	(i)	70	75
Payments on aviation transportation cooperation and support services**	AFK	(i)	537	425
Payments on aviation transportation cooperation services	Juneyao Air	(i)	2	—
Flight equipment spare parts maintenance and support services**	AFK	(i)	19	2
Bellyhold space management*	Eastern Logistics	(i)	—	32
Bellyhold space operation cost*	Eastern Logistics	(i)	310	246
Transfer of pilots	Eastern Logistics	(i)	11	24
Cargo terminal business support services*	Eastern Logistics	(i)	481	348
Bellyhold container management	Eastern Logistics	(i)	13	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	2019 RMB million	2018 RMB million
Provision of services
Contractual revenue from bellyhold space*	Eastern Logistics	(i)	3,826	2,795
Freight logistics support services*	Eastern Logistics	(i)	135	126
Software system and support services	Eastern Logistics	(i)	4	42
Transfer of freight depots and equipment	Eastern Logistics	(i)	—	28
Media royalty fee	Eastern Advertising	(i)	15	14
Aviation transportation cooperation and support services**	AFK	(i)	593	728
Aviation transportation cooperation services	Juneyao Air	(i)	11	—
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	41	—
Lease payments
Lease payments for land and buildings under short-term leases* (2018: Land and building rental)	CEA Holding	(ii)	40	33
	Eastern Investment	(ii)	83	—
Settlements of lease liabilities on aircraft and engines* (2018: Payments on operating leases and finance leases)	CES Lease Company	(ii)	5,779	3,984
Interest expense
Interest expense on loans	CEA Holding	(iii)	27	13
	Eastern Air Finance Company	(iii)	5	—
Interest income
Interest income on deposits	Eastern Air Finance Company	(iii)	15	26

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.
(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.
(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.
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

During the years ended December 31, 2019 and 2018, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	2019 RMB million	2018 RMB million
Trade and notes receivables
Eastern Logistics	295	—
CASC	23	—
Juneyao Air	10	—
Eastern Air Catering	1	1
Others	5	—

	334	1

	2019 RMB million	2018 RMB million
Prepayments and other receivables
Eastern Import & Export	272	133
Technologies Aerospace	7	31
Eastern Air Catering	6	16
Eastern Advertising	28	28
CEA Development	7	7
CEA Holding	—	25
CASC	13	12
CES Global	—	3
TravelSky	7	—
Juneyao Air	10	—
Eastern Air Finance Company	405	—
Others	21	23

	776	278

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	2019 RMB million	2018 RMB million
Trade and bills payables
Eastern Import & Export	421	229
Eastern Logistics	—	167
Eastern Air Catering	390	272
Technologies Aerospace	104	141
CEA Development	76	15
Shanghai P&W	465	—
Collins Aviation	7	1
CEA Holding	18	13
CASC	17	18
Shanghai Hute	13	15
TravelSky	22	333
Wheels & Brakes	17	14
Shanghai Airlines Tours	3	—
Beijing Aviation Property	101	—
Others	7	1

	1,661	1,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	2019 RMB million	2018 RMB million
Other payables and accruals
Eastern Import & Export	5	129
Shanghai P&W	—	315
Eastern Air Catering	2	1
CEA Holding	111	104
Eastern Advertising	—	3
China Kaiya	—	2
CEA Development	1	49
CAE Melbourne	—	311
Eastern Investment	86	10
CES Lease Company	166	164
CASC	2	2
XIESA	2	—
Others	8	3

	383	1,093

	2019 RMB million	2018 RMB million
Contract liabilities
Eastern Logistics	—	6

	2019 RMB million	2018 RMB million
Lease liabilities (2018: Obligations under finance leases)
CES Lease Company	42,848	30,190

Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate
	2019	2018	2019	2018
			RMB million	RMB million
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	1,122	282
Long-term borrowings (included in borrowings)
CEA Holding	3.86%	3.89%	828	528
Loan to a joint venture
CAE Melbourne	3.74%	3.74%	15	20

(d)	Guarantees by the holding company

As at December 31, 2019, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2018: RMB7.8 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

48	RELATED PARTY TRANSACTIONS (continued)

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analysed as follows:

	2019 RMB million	2018 RMB million
Directors and supervisors	1	2
Senior management	8	8

	9	10

49	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2019	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through other comprehensive income RMB million	Financial assets at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	—	1,274	—	—	1,274
Derivative financial instruments	—	—	—	70	70
Financial assets included in other non-current assets	—	—	180	—	180
Trade and notes receivables	—	—	1,717	—	1,717
Financial asset at fair value through profit or loss	121	—	—	—	121
Financial assets included in prepayments and other receivables	—	—	11,711	—	11,711
Restricted bank deposits and short-term bank deposits	—	—	6	—	6
Cash and cash equivalents	—	—	1,350	—	1,350

Total	121	1,274	14,964	70	16,429

	Financial liabilities at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial liabilities
Trade and bills payables	3,877	—	3,877
Financial liabilities included in other payables and accruals	22,602	—	22,602
Lease liabilities	110,275	—	110,275
Borrowings	51,837	—	51,837
Derivative financial instruments	—	23	23

Total	188,591	23	188,614

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

49	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

2018	Financial assets at fair value through profit or loss RMB million	Financial assets at fair value through other comprehensive income RMB million	Financial assets at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	—	1,247	—	—	1,247
Derivative financial instruments	—	—	—	223	223
Financial assets included in other non-current assets	—	—	190	—	190
Trade and notes receivables	—	—	1,436	—	1,436
Financial asset at fair value through profit or loss	96	—	—	—	96
Financial assets included in prepayments and other receivables	—	—	2,825	—	2,825
Restricted bank deposits and short-term bank deposits	—	—	16	—	16
Cash and cash equivalents	—	—	646	—	646

Total	96	1,247	5,113	223	6,679

	Financial liabilities at amortized cost RMB million	Derivatives designated as hedging instruments RMB million	Total RMB million
Financial liabilities
Trade and bills payables	4,040	—	4,040
Financial liabilities included in other payables and accruals	21,143	—	21,143
Obligations under finance leases	77,427	—	77,427
Borrowings	55,126	—	55,126
Derivative financial instruments	—	29	29

Total	157,736	29	157,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

50	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	December 31, 2019		December 31, 2018
	Carrying amounts RMB million	Fair values RMB million	Carrying amounts RMB million	Fair values RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	1,274	1,274	1,247	1,247
Financial asset at fair value through profit or loss	121	121	96	96
Derivative financial assets	70	70	223	223
Deposits relating to aircraft held under leases included in other non-current assets	156	148	177	154

Total	1,621	1,613	1,743	1,720

Financial liabilities
Derivative financial liabilities	23	23	29	29
Long-term borrowings	26,604	23,754	25,867	25,875
Lease liabilities	94,685	89,491	—	—
Obligations under finance leases	—	—	68,063	64,521

Total	121,312	113,268	93,959	90,425

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

The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities (2018: obligations under finance leases) have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at December 31, 2019, the mark-to-market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income, have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and to calculate an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

50	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2019 and 2018:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	2019: 20% to 35% (2018: 19% to 41%)	1% (2018: 1%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB11 million (2018: RMB11 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2019
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Equity investments designated at fair value through other comprehensive income	496	—	778	1,274
Derivative financial assets
-Interest rate swaps	—	70	—	70
Financial asset at fair value through profit or loss	121	—	—	121

Total	617	70	778	1,465

Liabilities
Derivative financial liabilities
-Forward currency contracts	—	23	—	23

Total	—	23	—	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

50	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities measured at fair value: (continued)

As at December 31, 2018

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Equity investments designated at fair value through other comprehensive income	510	—	737	1,247
Derivative financial assets
-Interest rate swaps	—	223	—	223
Financial asset at fair value through profit or loss	96	—	—	96

Total	606	223	737	1,566

Liabilities
Derivative financial liabilities
-Forward currency contracts	—	29	—	29

Total	—	29	—	29

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2018: Nil).

Assets and liabilities for which fair values are disclosed:

As at December 31, 2019

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	148	—	148

Liabilities
Long-term borrowings	2,897	20,857	—	23,754
Lease liabilities	—	89,491	—	89,491

	2,897	110,496	—	113,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

50	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed: (continued)

As at December 31, 2018

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	154	—	154

Liabilities
Long-term borrowings	2,861	23,014	—	25,875
Obligations under finance leases	—	64,521	—	64,521

	2,861	87,535	—	90,396

51	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

The Group entered into certain forward currency contracts to manage part of the foreign currency risks. As at December 31, 2019, the forward currency contracts at notional value were RMB5,414 million. Details of the forward currency contracts are disclosed in Note 24 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

51	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk (continued)

The following tables detail the Group’s exposure to major currency risk at the reporting dates:

	2019
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	28	47	5	10
Cash and cash equivalents	635	63	5	11
Other receivables	2,065	3	1	130
Other non-current assets	180	—	—	—
Trade and other payables	(105)	(3)	—	—
Lease liabilities	(45,674)	—	(397)	—
Borrowings	(870)	(3,073)	(2,587)	(1,810)

	2018
	USD	EUR	SGD	KRW
	RMB million	RMB million	RMB million	RMB million
Trade receivables	75	55	5	25
Cash and cash equivalents	124	47	10	—
Other receivables	—	2	1	131
Other non-current assets	190	—	—	—
Trade and other payables	(144)	(2)	(5)	—
Obligations under finance leases	(25,376)	—	(514)	—
Borrowings	(3,139)	(3,566)	(2,503)	(1,066)

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2019		2018
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(328)/328	41/(41)	(178)/178	34/(34)
If RMB (weakens)/strengthens against EUR	(22)/22	—	(26)/26	—
If RMB (weakens)/strengthens against SGD	(22)/22	—	(23)/23	—
If RMB (weakens)/strengthens against KRW	(12)/12	—	(7)/7	—

Interest rate risk

The Group’s interest rate risk primarily arises from borrowings and lease liabilities (2018: obligations under finance leases). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and lease liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and lease liabilities issued at variable rates and fixed rates based on the market environment.

The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and lease liabilities issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 38 and 24 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

51	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Interest rate risk (continued)

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates:

	2019	2018
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	1,350	646
Restricted bank deposits and short-term bank deposits	6	16
Borrowings	(3,943)	(9,705)
Lease liabilities/Obligations under finance leases	(49,851)	(50,761)
Interest rate swaps at notional amount	6,194	7,566

	2019	2018
	RMB million	RMB million
Fixed rate instruments
Borrowings	(47,929)	(45,477)
Lease liabilities/Obligations under finance leases	(60,423)	(26,666)

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2019		2018
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	(98)	12	(112)	14

Fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 29% of the Group’s operating expenses (2018: 33%).

For the year ended December 31, 2019, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB1,710 million higher/lower (2018: RMB1,684 million higher/lower).

As at December 31, 2019 and 2018, the Group had no crude oil option contracts.

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB835 million as at December 31, 2019 (2018: approximately RMB637 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 48(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

51	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term leases (2018: finance leases) or bank loans.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2019
Borrowings	26,422	8,796	15,882	3,872	54,972
Lease liabilities	19,870	17,691	44,919	47,431	129,911
Trade, bills and other payables	26,479	—	—	—	26,479

Total	72,771	26,487	60,801	51,303	211,362

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2018
Borrowings	30,813	8,074	15,500	4,431	58,818
Obligations under finance leases	11,974	12,014	30,018	36,974	90,980
Trade, bills and other payables	19,747	—	—	—	19,747

Total	62,534	20,088	45,518	41,405	169,545

Equity price risk

The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 29) and equity investments designated at fair value through other comprehensive income (Note 23) as at December 31, 2019. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31, 2019	High/Low 2019	December 31, 2018	High/Low 2018
Hong Kong – Hang Seng Index	28,190	30,157/25,064	25,846	33,154/24,586
Shanghai – A Share Index	3,196	3,426/2,580	2,611	3,728/2,600

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

51	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Equity price risk (continued)

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at December 31, 2019.

	Carrying amount of equity investment RMB million	Increase/ (decrease) in profit or loss RMB million	Increase/(decrease) in comprehensive income RMB million
2019
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	496	—	37/(37)
Shanghai – Financial asset at fair value through profit or loss	121	9/(9)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	778	—	58/(58)
2018
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	510	—	38/(38)
Shanghai – Financial asset at fair value through profit or loss	96	7/(7)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	737	—	55/(55)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and December 31, 2018.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows:

	December 31, 2019 RMB million	January 1, 2019 RMB million	December 31, 2018 RMB million
Total liabilities	212,539	211,750	177,416
Total assets	285,185	271,593	239,017

Debt ratio	75%	79%	74%

Note:

The Group has adopted IFRS 16 using the modified retrospective approach and the effect of the initial adoption is adjusted against the opening balances as at January 1, 2019 with no adjustments to the comparative amounts as at December 31, 2018. This resulted in a decrease in the Group’s net assets and hence the Group’s debt ratio increased from 74% to 79% on January 1, 2019 when compared with the position as at December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2019, 2018 and 2017

52	EVENTS AFTER THE REPORTING PERIOD

Since January 2020, the coronavirus pandemic (“the COVID-19”) has spread across China and other countries, and governments have implemented a series of measures including travel restrictions and quarantines to contain the pandemic, which adversely affected the transport industry where the Group operates. In response to the COVID-19, the Group adjusted the operating strategy, temporarily suspended or made adjustment on the operation of flights on some routes to safeguard the safety and health of passengers and employees, and deployed additional cargo capacity for pandemic prevention materials. The Group will dynamically optimize and adjust its capacity based on the progress of pandemic prevention and control and the recovery of market demand. The development and evolution of the COVID-19 in China and globally still has great uncertainty in the duration and severity, which may further amplify the adverse impact and delay on the recovery of airlines industry and travel demand. Given the uncertainty about the situation, the Group currently cannot estimate the impact to the financial performance and cash flows for the year 2020.

On March 31, 2020, the Board approved the 2019 profit distribution plan to propose cash dividend for 2019 of RMB0.050 per share (before tax), totaling RMB 0.819 billion (before tax) based on 16,379,509,203 shares of the Company. The aforesaid profit distribution proposal is subject to approval by the shareholders at the forthcoming 2019 annual general meeting of the Company.