Form 20-F
period 2020-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2021-04-28
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

People’s Republic of China

Tel: (8621) 6268-6268

Fax: (8621) 6268-6116

(Address and Contact Details of the Board Secretariat’s Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American Depositary Shares Ordinary H Shares, par value RMB1.00 per share	CEA	The New York Stock Exchange The New York Stock Exchange*

(1)	Not for trading, but only in connection with the registration of American Depositary Shares. The Ordinary H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, 11,202,731,426 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 5,176,777,777 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.

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

The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyzes made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

(1)	changes in political, economic, legal and social conditions in China;

(2)	any changes in the regulatory policies of the CAAC;

(3)	the development of the high-speed rail network in the PRC;

(4)	fluctuations of interest rates and foreign exchange rates;

(5)	the availability of qualified flight personnel and airport facilities;

(6)	the effects of competition on the demand for and price of our services;

(7)	the availability and cost of aviation fuel, including but not limited to pricing trends and risks associated with fuel hedging;

(8)

any significant depreciation of Renminbi or Hong Kong dollars against U.S. dollars, Japanese yen, Singapore dollar, Korea Won or Euro, the currencies in which the majority of our borrowings are denominated;

(9)	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

(10)	general economic conditions in markets where we operate.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue passenger tonne-kilometers or RPTK	passenger load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

overall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo and mail yield (revenue per cargo and mail tonne-kilometer)	revenue from cargo and mail operations divided by cargo and mail tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

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

Our consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 included in this Annual Report on Form 20-F have been prepared in accordance with IFRSs.

We make an explicit and unreserved statement of compliance with IFRSs with respect to our consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 included in this Annual Report. Ernst & Young Hua Ming LLP, our current independent registered public accounting firm in the PRC, has issued an unqualified auditor’s report on our consolidated statements of financial position as of December 31, 2019 and 2020 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2019 and 2020. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2017 and the selected financial data from the consolidated financial position as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young Hua Ming LLP. The selected financial data from the consolidated profit or loss and other comprehensive income for the year ended December 31, 2016 and the selected financial data from the consolidated financial position as of December 31, 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRSs, and audited by Ernst & Young, an independent registered public accounting firm in Hong Kong.

The following tables present selected consolidated profit or loss and comprehensive income data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 and selected consolidated statements of financial position data as of December 31, 2016, 2017, 2018, 2019 and 2020 that were prepared under IFRSs. The selected financial information as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and their notes included elsewhere in this Annual Report. We initially applied IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018 and IFRS 16 Leases on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	98,904	102,475	115,278	120,986	58,727
Other operating income and gains	5,469	7,481	6,592	7,202	5,698
Operating expenses(1)	(91,887)	(100,525)	(112,561)	(118,107)	(78,265)
Operating profit /(loss)	12,486	9,431	9,309	10,081	(13,840)
Finance costs, net	(6,176)	(1,072)	(5,657)	(6,064)	(2,553)
Profit /(loss) before income tax	6,497	8,610	3,856	4,299	(16,488)
Profit /(loss) for the year attributable to the equity holders of the Company	4,498	6,342	2,698	3,192	(11,836)
Basic and fully diluted earnings /(loss) per share (2)	0.33	0.44	0.19	0.21	(0.72)
Basic and fully diluted earnings /(loss) per ADS	16.5	22.0	9.5	10.5	(36)

Notes:

(1)

Including gain on fair value changes of derivative financial instruments of RMB2 million, RMB311 million, nil and nil for the years ended December 31, 2016, 2018, 2019 and 2020, respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary shares in issue. The calculation of loss per share for 2020 is based on the loss attributable to the equity holders of the Company divided by the weighted average number of 16,379,509,203 ordinary shares in issue.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB
	(in RMB millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,695	4,605	646	1,350	7,651
Net current liabilities	(52,194)	(62,035)	(57,132)	(58,620)	(77,310)
Non-current assets	196,436	211,434	223,085	265,442	262,152
Long term borrowings, including current portion	(29,749)	(28,842)	(32,506)	(31,137)	(39,429)
Lease liabilities, including current portion	—	—	—	(110,275)	(96,251)
Obligations under finance leases, including current portion	(61,041)	(66,868)	(77,427)	—	—
Total share capital and reserves attributable to the equity holders of the Company	49,450	55,360	58,008	69,008	56,249
Non-current liabilities	(91,876)	(90,621)	(104,352)	(134,176)	125,688
Total assets less current liabilities	144,242	149,399	165,953	206,822	184,842
Total assets	212,324	229,727	239,017	285,185	284,650
Net assets	52,366	58,778	61,601	72,646	59,154

Selected Operating Data

The following table sets forth certain of our operating data for the five years ended December 31, 2020, which is not audited. All references in this Annual Report to our cargo operations, statistics or revenues include figures for cargo and mail.

		Year Ended December 31,
	2016	2016	2017	2017	2018	2019	2020
	(non-comparable basis) (1)	(comparable basis)(2)	(non-comparable basis) (3)	(comparable basis) (4)
Selected Airline Operating Data:
Capacity:
ATK (millions)	28,002.3	25,097.6	27,396.9	27,136.6	29,936.5	33,455.6	20,632.5
ASK (millions)	206,249.3	—	225,996.3	—	244,841.0	270,254.0	152,066.4
AFTK (millions)	9,439.9	6,535.2	7,057.3	6,797.0	7,900.8	9,132.7	6,946.5
Traffic:
Revenue passenger-kilometers (millions)	167,529.2	—	183,182.0	—	201,486.0	221,779.1	107,273.3
Revenue tonne-kilometers (millions)	19,712.9	17,333.1	18,856.1	18,651.3	20,358.4	22,518.0	11,699.7
Revenue freight tonne-kilometers (millions)	4,875.2	2,495.4	2,663.0	2,458.2	2,588.3	2,971.4	2,200.1
Hours flown (thousands)	1,956.5	1,918.8	2,072.7	2,069.3	2,206.0	2,394.0	1,547.6
Number of passengers carried (thousands)	101,741.6	—	110,811.4	—	121,199.7	130,297.4	74,621.2
Weight of cargo carried (millions of kilograms)	1,395.0	929.3	933.3	894.3	915.1	976.6	711.8
Load Factor:
Overall load factor (%)	70.4	69.1	68.8	68.7	68.0	67.3	56.7
Passenger load factor (%)	81.2	—	81.1	—	82.3	82.1	70.5
Yield and Cost Statistics (including fuel surcharge) (RMB):
Passenger yield (passenger revenue/ passenger- kilometers)	0.52	—	0.52	—	0.54	0.52	0.49
Cargo and mail yield (cargo and mail revenue/cargo and mail tonne-kilometers)	1.25	1.25	1.36	1.36	1.40	1.29	2.23
Average yield (passenger and cargo revenue/ tonne-kilometers)	4.71	5.18	5.25	5.30	5.53	5.32	4.94
Unit cost (operating expenses/ATK)	3.28	3.66	3.67	4.15	3.76	3.53	3.79

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

Risks Relating to our Business

The COVID-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on our business, results of operations and financial condition.

The outbreak of the COVID-19 pandemic and implementation of measures to reduce its spread have adversely impacted our business and continue to adversely impact our business in a number of ways. Multiple countries have responded to the virus with air travel restrictions and closures, testing requirements or recommendations against air travel. We experiencd a significant decline in domestic and international demand due to the decreased willingness to travel and the implementation of the “Five-One” policy for international flights by the Civil Aviation Administration. For the year ended December 31, 2020, our total ASK, total number of passengers carried and passenger load factor decreased by 43.7%, 42.7% and 11.5 percentage points, respectively, as compared to the same period of 2019. The decline in demand caused a material deterioration in our revenues in 2020, resulting in a net loss attributable to shareholders of RMB11.8 billion.

The extent of the impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend on future developments, including the currently unknowable duration of the COVID-19 pandemic; the efficacy of, ability to administer and extent of adoption of any COVID-19 vaccines domestically and globally; the impact of existing and future governmental regulations, travel restrictions that are imposed in response to the pandemic and the impact of the COVID-19 pandemic on consumer behavior, such as a reduction in the demand for air travel. The total potential economic impact brought on by the COVID-19 pandemic is difficult to assess or predict, and it has already caused, and is likely to result in further, significant disruptions to global financial markets, which may reduce our ability to access capital on favorable terms or at all, and increase the cost of capital.

In addition, a recession, depression or other sustained adverse economic event resulting from the spread of the coronavirus would materially adversely impact our business and our medium- and long-term financial condition and operations. Unfavorable economic conditions have driven changes in travel patterns, including reduced spending for both leisure and business travel. Unfavorable economic conditions, when low fares are often used to stimulate traffic, have also historically hampered the ability of airlines to raise fares to counteract any increases in fuel, labor, and other costs.

Recent developments with respect to the COVID-19 vaccines have the potential to affect the scope and duration of the pandemic. While a number of the COVID-19 vaccines have received regulatory approval and are available in the PRC and other parts of the world, a degree of uncertainty exists with respect to the distribution, utilization, and long-term efficacy of vaccinations among the general population. The impact of the COVID-19 vaccines on the pandemic, demand for air travel, and our business remain unknown. Even once the pandemic and fears of travel subside, demand for air travel may remain weak for a significant period of time. In particular, consumer behavior related to traveling may be negatively impacted by adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels, and loss of wealth resulting from the impact of the COVID-19 pandemic. The ultimate impact of the COVID-19 pandemic is still highly uncertain and subject to change. Moreover, any other adverse public health developments, including SARS, Ebola, Avian Flu or Influenza A (H1N1), the COVID-19 pandemic, and the occurrence of natural disasters may, among other things, also lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.

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

We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. As of December 31, 2020, our total liabilities were approximately RMB225,496 million and our current liabilities exceeded our current assets by approximately RMB77,310 million. Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as of December 31, 2019 and 2020 were approximately RMB162,147 million and RMB184,168 million, respectively, of which interest-bearing current liabilities accounted for approximately 25.2% and 38.7%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.

Moreover, we are largely dependent upon cash flows generated from our operations and external financing to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. However, the widespread and continuous COVID-19 pandemic has materially decreased passenger demand, thereby adversely affecting operating income and cash flows from operations. In 2020, the passenger traffic (as measured in RPKs) was 107,273 million passenger-kilometres, representing a decrease of 51.6% from 2019. In 2020, our passenger revenue amounted to RMB49,215 million, representing a decrease of 55.4% from 2019. If our operating cash flow is under continous adverse impact of factors such as increased competition, a significant decrease in demand for our services resulting from worldwide epidemic such as the COVID-19 pandemic as well as a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We also try to secure sufficient financing through financing arrangements with domestic and foreign banks in China as well as from debt and equity capital markets. In 2020, we actively expanded financing channels, and issued a total of RMB77.2 billion of super short-term debentures and RMB2 billion of corporate bonds to ensure that the cash flow can meet our operation needs. However, our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the aviation industry, as well as prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

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

We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2020, we had total unutilized credit facilities of approximately RMB33.7 billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft.

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

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations. In 2020, our total aircraft fuel cost was approximately RMB13,840 million, representing a decrease of approximately 59.5% from approximately RMB34,191 million in 2019. The decrease was due to a decline in our fuel consumption by 38.5% and a drop in the average price of fuel by 34.2% from last year, both of which are attributable to the impact of the COVID-19 pandemic. In 2020, our total jet fuel cost accounted for approximately 17.7% of our total operating expenses, as compared to approximately 28.9% in 2019. As affected by the COVID-19 pandemic, there remains great uncertainty on our fuel consumption in 2021, and hence, there also remains great uncertainty on the expected jet fuel costs.

The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the National Development and Reform Commission (the “NDRC”) have a significant impact on our profitability. Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Our results of operation and financial condition are affected by any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges, which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In 2020, we used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by us are mainly based on the purchase of jet fuel at a fixed transaction price, and are cash flow hedges. As of December 31, 2020, the notional amount of the outstanding jet fuel forward contracts held by us was approximately US$252 million, and will expire between 2021 and 2022. As of December 31, 2019, the notional amount of the outstanding jet fuel forward contracts held by us was nil.

Since 2009, the PRC government required prior governmental approval for entering into fuel forward contracts. We may, from time to time, seek approval from the PRC government to enter into overseas fuel forward contracts. However, these hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant decline in fuel prices may substantially increase the costs associated with such fuel hedging arrangements. In addition, where we may, from time to time, seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure you that, at any given point in time, such fuel hedging transactions will provide any particular level of protection against increased fuel costs.

We are subject to the risk of exchange rate fluctuations.

We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2020, our total interest-bearing liabilities denominated in foreign currencies amounted to approximately RMB47,364 million, of which U.S. dollar interest-bearing liabilities accounted for approximately 77.4%. Therefore, a significant fluctuation in exchange rates will subject us to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As of December 31, 2019, the outstanding forward foreign currency contracts held by us amounted to a notional amount of approximately US$776 million. As of December 31, 2020, our forward foreign currency contracts have all expired, and there are no outstanding forward foreign currency contracts.

We recorded net foreign exchange losses of approximately RMB990 million in 2019 and net foreign exchange gains of approximately RMB2,494 million in 2020. However, as a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In 2017 and the first quarter of 2018, we expanded our financing channels by issuing guaranteed bonds and credit enhanced bonds denominated in SGD and JPY, and proactively optimized the mix of currency denomination of our debts. In 2019, we expanded our financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, continuing to optimize the mix of currency denomination of our debts. As of December 31, 2020, our proportion of U.S. dollar-denominated interest-bearing debts out of our total interest-bearing liabilities decreased to approximately 19.9% from 28.7% as of December 31, 2019. Our foreign exchange fluctuation risks are also subject to other factors beyond our control.

We are subject to the risk of interest rate fluctuations.

Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as of December 31, 2019 and 2020 were approximately RMB162,147 million and RMB184,168 million, respectively, of which short-term interest-bearing liabilities accounted for approximately 25.2% and 38.7%, respectively, and long-term interest-bearing liabilities accounted for approximately 74.8% and 61.3%, respectively. Both the short-term and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

Our interest-bearing liabilities were primarily denominated in RMB and USD. As of December 31, 2019 and December 31, 2020, our interest-bearing liabilities denominated in RMB accounted for approximately 64.0% and 74.3% % of our total interest-bearing liabilities, respectively, and interest-bearing liabilities denominated in USD accounted for approximately 28.7% and 19.9% of our total interest-bearing liabilities, respectively. Fluctuations in interest rates of interest-bearing liabilities denominated in these two currencies have and will continue to have significant impact on our finance costs. As of December 31, 2020, the weighted average interest rates of our RMB-denominated interest-bearing liabilities, USD-denominated interest-bearing liabilities, EUR-denominated interest-bearing liabilities, SGD-denominated interest-bearing liabilities, KRW-denominated interest-bearing liabilities and JPY-denominated interest-bearing liabilities were approximately 3.08%, 2.97%,0.11%, 1.22%, 2.41% and 0.66%, respectively. In the first quarter of 2018, we also issued credit enhanced bonds denominated in JPY with total principal of JPY50.0 billion due in 2021, bearing fixed interest at the rate of 0.33% per annum and 0.64% per annum for different tranches. To cope with the risk of interest rate fluctuation, we strategically changed our debt portfolio by replacing our USD-denominated liabilities with floating interest rates with USD-denominated liabilities with fixed interest rates. As of December 31, 2020, our USD-denominated interest-bearing liabilities with fixed interest rate was approximately US$3,699 million and accounted for approximately 77.6% of our total long-term interest-bearing USD-denominated liabilities, increasing by approximately 68.0% as of December 31, 2019. As of December 31, 2020, our outstanding interest rate swap contracts amounted to a notional principal amount of US$690 million as compared to US$888 million as of December 31, 2019. These contracts will expire between the duration of 2021 to 2025. We will continue to optimize our liability structure to lower relevant risks by taking consideration of various factors including the market environment, interest rates and strategic plan. However, we cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

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

We may from time to time expand our business through acquisition of airlines or airline-related businesses. We may devote significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the absorption and acquisitions mentioned above. See “Item 4. Information on the Company” for details. However, such acquisitions involve uncertainties and a number of risks, including:

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

Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2020, CEA Holding holds directly or indirectly 49.79% of our Company’s equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of the board of directors of the Company (“Board of Directors” or the “Board”) and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over us.

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

We have engaged in, from time to time, and may continue to engage in, in the future, a variety of transactions with CEA Holding and its various members, from whom we receive a number of important services, including support for in-flight catering and assistance with importation of aircraft, flight equipment and spare parts. Because we are controlled by CEA Holding and CEA Holding may have interests that conflict with our interests, we cannot assure you that CEA Holding will not take actions that will serve its interests over our interests.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain effective internal controls over financial reporting, resulting in adverse investor perception, which in turn could have a material adverse effect on our reputation and the performance of our shares and American Depositary Shares (the “ADSs”).

We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2020. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.

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

Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, costs incurred in connection with the notifications to employees, suppliers or the general public as part of our notification obligations to the various government authorities that govern our business, or costs to dedicate significant resources to system repairs or other increase cyber security protection. We may also be required to pay fines in connection with stolen customer, employee or other confidential information, or incur significant litigation or other costs. In October 2020, the Standing Committee of the National People’s Congress officially released the draft of the Personal Information Protection Law, or the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Draft Personal Information Protection Law is promulgated as an effective regulation in the future, we cannot assure you that our business operations will comply with such regulation in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

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

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could negatively affect us and the airline industry as a whole. The travel industry continues to face on-going security concerns and cost burdens.

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

We could be classified as a passive foreign investment company by the United States Internal Revenue Service and may therefore be subject to adverse tax impact.

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2020. However, there can be no assurance that we will not be a PFIC for the taxable year 2021 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the “Asset Test”) or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of our passive and total assets is calculated based on our market capitalization.

If we were a PFIC, we would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADSs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADSs, or (2) 100% of the gain from the disposition of ADSs.

Risks Relating to the Aviation Industry

Our business is subject to extensive government regulation.

The Chinese civil aviation industry is subject to a high degree of regulation by the CAAC. Regulatory policies issued or implemented by the CAAC encompass virtually every aspect of airline operations, including, among other things:

(a)	route allocation;

(b)	pricing of domestic airfares;

(c)	administration of air traffic control systems and certain airports;

(d)	jet fuel pricing;

(e)	air carrier certifications and air operator certification;

(f)	aircraft registration and aircraft airworthiness certification; and

(g)	airport expense policy.

Our ability to provide services on international routes is subject to a variety of bilateral civil air transport agreements between China and other countries, international aviation conventions and local aviation laws. As a result of government regulations, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability. In addition, as we operate internationally and corporate with various counterparties domestically and overseas, we may be exposed to the risks associated with foreign laws, regulations or other challenges arising from the regulatory aspect.

The downward trend in domestic and global economy could affect air travel.

The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Any economic downturn or slowdown and/or negative business sentiment could potentially have an adverse indirect impact on almost all industries, and our business operations and financial condition may consequently be adversely affected.

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

The PRC government is aggressively implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our routes, in particular our short-haul routes. For example, Yinchuan-Xi’an and Yancheng-Nantong routes were largely affected by the opening of high-speed railway routes in 2020. The load factors of two routes demonstrated a trend to decrease significantly after the high-speed railway routes put into operation. Increased competition and pricing pressures from the railway service may have a material adverse effect on our business, financial condition and results of operations.

Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.

The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2020, approximately 31.6% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.

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

Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, based on the actual fuel consumption of flights in 2020, our jet fuel costs would have increased or decreased by approximately RMB692 million, our net profit will decrease or increase by approximately RMB519 million and our other comprehensive income will increase or decrease by approximately RMB62 million. In addition, the NDRC adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.

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

Risks Relating to the PRC

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor who is located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Without a mutual and practical cooperation mechanism between securities regulatory authorities, it remains uncertain whether and when PCAOB could implement cross-border inspection in the PRC.

There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implication of possible regulations in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be prohibited from being traded or even delisted.

It is unable for the PCAOB to fully evaluate the audits and quality control procedures of registered public accounting firms in the PRC due to the PCAOB’s inability to conduct inspections in the PRC. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of PRC that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined not to comply with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our then independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to the Chinese firms’ audit documents via the China Securities Regulatory Commission (the “CSRC”). If the firms do not follow these procedures, the SEC could impose sanctions such as suspensions, or it could restart the administrative proceedings. Our audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm in a timely manner to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such determination could ultimately lead to our delisting from the New York Stock Exchange (“NYSE”) or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation or implementation of rules under this Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The Renminbi depreciated 2.0% against the U.S. dollar for the year ended December 31, 2018. The Renminbi depreciated 4.1% against the U.S. dollar for the year ended December 31, 2019. The Renminbi appreciated by appoximately 6.5% against the U.S. dollar for the year ended December 31, 2020. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.

Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The national consumer price index, which is an indicator of the inflation, was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. The national consumer price index was -0.3%, -0.2% and 0.4% in January, February and March 2021, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and “short swing” liability for insiders who profit from certain trades; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and may be less timely compared with that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of ADSs may not be afforded the same protections or information, which would be made available to them, were they investing in a U.S. domestic issuer.

We are subject to the corporate governance requirements of the NYSE. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of our home country in lieu of certain NYSE rules. Certain corporate governance practices in the PRC, which is our home country, may differ significantly from the NYSE corporate governance requirements. To the extent we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Uncertainties embodied in the PRC legal system may limit certain legal protection available to investors.

The PRC legal system is a civil law system based on written statutes. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investors in China. However, the interpretation and enforcement of some of these laws and regulations involve uncertainties that may limit the legal protection available to investors. As a result, it may be difficult or impossible for our investors to bring an action against us or our directors and officers in the United States in the event that such investors believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if such investors are successful in bringing an action of this kind, the PRC laws may render them unable to enforce a judgment against our assets or the assets of our directors and officers.Such uncertainties pervade as the legal system in the PRC continues to evolve. Even where adequate laws exist in the PRC, the enforcement of the existing laws or contracts may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, including enforcing a foreign judgment. In addition, the PRC legal system is based on written statutes and their interpretation; prior court decisions may be cited as reference but have limited authority as precedents. As such, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. We have full or majority board control over the management and operation of all of our subsidiaries established in the PRC. The control over these PRC entities and the exercise of shareholder rights are subject to their respective articles of association and PRC laws applicable to foreign-invested enterprises in the PRC, which may be different from the laws of other developed jurisdictions.

The enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC and this may create additional uncertainties as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Furthermore, in case of new laws and regulations, the interpretation, implementation and enforcement of these laws and regulations would involve uncertainties due to the lack of established practice or published court decisions available for reference. We cannot predict the future legal development in the PRC, including promulgation of new laws, changes to existing laws or interpretation or enforcement thereof, or inconsistencies between the local rules and regulations and the national law. As a result, we may not be aware of any violations until sometime after the violation has occurred. This may also limit the remedies available to investors and to us in the event of any claims or disputes with third parties.

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

The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2020:

In 2020, we took the initiative to confront the COVID-19 pandemic and made every effort to stabilize our operations, striving to reduce the adverse impact of the COVID-19 pandemic. We have closely followed the situation of the COVID-19 pandemic and market changes to dynamically adjust the deployment of transportation capacity, laid a solid foundation in servicing the coordinated development of Beijing-Tianjin-Hebei and the construction of Xiong’an New District and steadily promoted the construction of the core hub of Beijing, and moved our base to Beijing Daxing International Airport as the main base airline as planned. During the outbreak of the COVID-19 pandemic, we launched “Wild Your Dreams”, a series of innovative products, to stimulate passengers’ travel demand, restore market confidence, promote the recovery of the aviation market, effectively serve the internal circulation of China and achieve good economic, social and brand benefits. We also launched the new “Eastern Miles” membership system and introduced the “Eastern Airlines Wallet” enabling “points + cash” payment, so as to increase the ways of using member points. In 2020, we actively expanded financing channels and issued a total of RMB77.2 billion of super short-term debentures and RMB2 billion of corporate bonds to ensure that the cash flow can meet our operation needs.

The material development of our indebtedness is set out in Note 36 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We maintain our own website at http://www.ceair.com.

B. Business Overview

We were one of the three largest air carriers in China in terms of several indicators including number of passengers carried, ATK and ASK in 2020 and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

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

Our domestic routes contributed approximately 82.0% of our total passenger revenues in 2020. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. Our flight routes include all provincial capital cities in China and specifically designated cities. As of December 31, 2020, we served a route network that covers 1,036 domestic and foreign destinations in 170 countries through SkyTeam, an international airlines alliance.

Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) decreased by 51.6% from approximately 221,779 million in 2019 to approximately 107,273 million in 2020. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) decreased by 26.0% from approximately 2,971 million in 2019 to approximately 2,200 million in 2020. As a result, our traffic volume (as measured in RTKs) decreased by 48.0% from approximately 22,518 million in 2019 to approximately 11,700 million in 2020.

Awards

We have received many awards, recognitions and accolades through the years.

In 2020, we withstood the challenges brought by the COVID-19 pandemic and achieved constructive results. At the National Commendation Conference for Fighting the COVID-19 Pandemic in 2020, we were awarded honorary titles including “National Advanced Group in Fighting the COVID-19 Pandemic”, “National Advanced Individual in Fighting the COVID-19 Pandemic” and “National Advanced Primary Party Organisation”, and was awarded the most number of national-level advanced commendations for the COVID-19 pandemic prevention among entities in the civil aviation system in China. In 2020, we were selected as the “2020 Golden Bee Corporate Social Responsibility • China List” for our outstanding performance in social responsibility and were rated as “Golden Bee Enterprise”; MSCI assigned us an ESG rating of A.

Our Operations by Activity

The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
	(in RMB millions)
Traffic revenues
Passenger	104,309	110,416	49,215
Cargo and mail	3,627	3,826	4,895
Total traffic revenues	107,936	114,242	54,110

Passenger Operations

The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Passenger Traffic (in RPKs) (millions)	201,486	221,779	107,273
Domestic	128,906	142,921	96,206
Regional (Hong Kong, Macau and Taiwan)	5,289	5,046	458.0
International	67,290	73,812	10,609
Passenger Capacity (in ASKs) (millions)	244,841	270,254	152,066
Domestic	154,059	171,684	134,702
Regional (Hong Kong, Macau and Taiwan)	6,374	6,408	902
International	84,408	92,162	16,463
Passenger Yield (RMB)	0.54	0.52	0.49
Domestic	0.56	0.54	0.46
Regional (Hong Kong, Macau and Taiwan)	0.73	0.74	0.90
International	0.49	0.47	0.82
Passenger Load Factor (%)	82.29	82.06	70.54
Domestic	83.67	83.25	71.42
Regional (Hong Kong, Macau and Taiwan)	82.99	78.75	50.79
International	79.72	80.09	64.44

In 2018, our fleet size, number of flights and number of users with “in-flight internet connection” ranked the first in China. We actively sought to establish an in-flight internet joint venture with telecom operators to reinforce and enhance our first-mover advantage in the inflight internet connection business. We continuously optimized the customers’ experience on our official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. We have vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage check-in, VIP lounges and online seat selection. We strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function.

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

In 2019, we introduced a total of 44 aircraft of major models and one aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure has remained young. As of December 31, 2019, we operated a fleet of 734 aircraft, which included 723 passenger aircraft and 11 business aircraft held under trust. We have intensified our comprehensive cooperation with strategic partners and core partners to improve the capacity of international routes and enhance the quality of cooperation. For the core markets of Shanghai and Beijing, leveraging on the operation of the satellite terminal S1 of Shanghai Pudong International Airport (the “Satellite Terminal S1 of Pudong”) and Beijing Daxing International Airport, we worked with SkyTeam Airline Alliance members and other important partners to carry out the plan for route network optimization connection, as well as the development of ground service procedure and standards, explore ground operating cooperation opportunities, design passenger travel plan portfolio products and continue to expand the scope of code-sharing. As of the end of 2019, our codesharing covered 347 flight route destinations, 1,007 routes and 4,617 flights. For the North American market, we and Delta Air Lines started to operate in the same terminal in Satellite Terminal S1 of Pudong and recorded increase in revenue from cooperation. For the European market, we have expanded joint operation routes with Air France-KLM by adding new routes from Kunming and Wuhan to Paris, and intensified the cooperation in the aspects such as transfer mode of connected flights, corporate clients and joint sales. For the Australian market, our in-depth cooperation with Qantas Airways Limited in the areas of code-sharing, allocation of flight capacity, joint marketing, resources sharing and personnel exchange has driven the growth in mutual sales revenue from cooperation. For the Asia Pacific market, we continued to facilitate the anti-monopoly approval procedures for the joint cooperation with Japan Airlines and deepened the cooperation in the areas of route network and flight capacity sharing with Japan Airlines to strengthen our market position in Japan routes.

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

In 2020, we introduced a total of 13 aircraft of major models and a total of 11 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure still continues to remain young. As of December 31, 2020, we operated a fleet of 734 aircraft, which included 725 passenger aircraft and nine business aircraft held under trust.

In 2020, we have closely followed the situation of the COVID-19 pandemic and market changes to dynamically adjust the deployment of transportation capacity. To improve our route network and the establishment of our core hubs, we paid special attention to adjusting our capacity; we paired core hubs and important business cities with more wide-body aircraft; we optimized our route network layout and focused on the construction of express and quasi express routes in key markets; we continued to faciliate the construction of the core hub of Beijing and moved our base to Beijing Daxing International Airport; we steadily promoted construction of hubs in important business markets such as Chengdu, Qingdao and Wuhan.

Due to the adverse impact of the COVID-19 pandemic, our production volume, revenue, profit and other indicators all dropped significantly. In 2020, our passenger revenue amounted to RMB49,215 million, representing a decrease of 55.4% from last year, and accounted for 91.0% of our traffic revenue. The passenger traffic volume was 107,273 million passenger-kilometres, representing a decrease of 51.6% from last year. Meanwhile, our cargo traffic revenues amounted to RMB4,895 million, representing an increase of 27.9% from last year, and accounted for 9.0% of our traffic revenue. The cargo and mail traffic volume was 2,200 million tonne-kilometres, representing a decrease of 26.0% from last year. Our other revenue amounted to RMB4,617 million, representing a decrease of 31.5% from last year.

Cargo and Mail Operations

We also provide air cargo and mail services. The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Cargo and Mail Traffic (in RFTKs)	2,588	2,971	2,200
(millions)
Domestic	886	951	774
Regional (Hong Kong, Macau and Taiwan)	35	29	9
International	1,667	1,991	1,416
Cargo and Mail Capacity (in AFTKs)	7,901	9,133	6,946
(millions)
Domestic	2,741	3,216	2,755
Regional (Hong Kong, Macau and Taiwan)	191	189	42
International	4,969	5,728	4,150
Cargo and Mail Yield (RMB)	1.40	1.29	2.23
Domestic	1.12	1.05	0.97
Regional (Hong Kong, Macau and Taiwan)	5.57	5.56	8.91
International	1.47	1.34	2.87
Cargo and Mail Load Factor (%)	32.76	32.54	31.67
Domestic	32.33	29.58	28.11
Regional (Hong Kong, Macau and Taiwan)	18.39	15.21	22.45
International	33.55	34.77	34.13

China Cargo Airlines has exclusive operation to independently operate and manage our passenger aircraft cargo business.

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

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.

The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2020:

	2018	2019	2020
	(in RMB millions)
Domestic	76,517	80,058	45,479
Regional (Hong Kong, Macau and Taiwan)	4,017	3,846	489
International	34,744	37,082	12,759
Total	115,278	120,986	58,727

Regulation

The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

(1)	the administration of airports and air traffic control systems;

(2)	aircraft registration and aircraft airworthiness certification;

(3)	operational safety standards; and

(4)	the liabilities of carriers.

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

The CAAC has established regulatory policies intended to promote controlled growth of the Chinese airline industry. We believe those policies will be beneficial to the development of and prospects for the Chinese airline industry as a whole. Nevertheless, those regulatory policies could limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, while we generally benefit from regulatory policies that are beneficial to the airline industry in China as a whole, the implementation of specific regulatory policies may from time to time materially and adversely affect our business operations.

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

Regional Route Rights

Hong Kong routes and the corresponding landing rights were formerly derived from the Sino-British air services agreement. In February 2000, the PRC government, acting through the CAAC, and Hong Kong signed the Air Transportation Arrangement between mainland China and Hong Kong. The Air Transportation Arrangement provides equal opportunity for airlines based in Hong Kong and mainland China. Competition from airlines based in Hong Kong increased after the execution of the Air Transportation Arrangement. The CAAC normally will not allocate an international route or a Hong Kong route to more than one domestic airline unless certain criteria, including minimum load factors on existing flights, are met. There is more than one Chinese airline company on certain of our Hong Kong routes.

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

International Route Rights

International route rights, along with the corresponding landing rights, are derived from air services agreements negotiated between the PRC government, acting through the CAAC, and the government of the relevant foreign country. Each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain points within each country. The CAAC awards the relevant route to an airline based on various criteria, including:

(1)	availability of appropriate aircraft and flight personnel;

(2)	safety record;

(3)	on-time performance; and

(4)	hub location.

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

On November 23, 2020, the Civil Aviation Authority and the National Development and Reform Commission, jointly issued a Notice on Issues Related to Further Deepening the Reform of Transport Prices on Domestic Routes of Civil Aviation, which may greatly increase the volume of market-adjusted domestic routes, and the market price-determining mechanism may be further strengthened.

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

Acquisition of Aircraft and Spare Parts

We are permitted to import aircraft, aircraft spare parts and other equipment for our own use from manufacturers through Eastern Aviation Import and Export Co., Ltd., or EAIEC, which is 55% owned by CEA Holding and 45% owned by our Company. This gives us a sale market with fair competition flexibility with our inventory management by allowing us to maintain a relatively lower overall inventory level of aircraft parts and equipment than we otherwise would have to maintain. We are still required to obtain approval from the NDRC and may be subject to appraisal of the relevant competent authorities for any import of aircraft. We generally pay a commission to EAIEC in connection with these imports.

Domestic Fuel Supply and Pricing

The Civil Aviation Oil Supply Company, or the CAOSC, which is supervised by the State-owned Assets Supervision and Administration Commission of the State Council, or the SASAC, is currently the dominant civil aviation fuel supply company in China. We currently purchase a significant portion of our domestic fuel supply from CAOSC. The PRC government determines the fuel price at which the CAOSC acquires fuel from domestic suppliers and the CAAC issues a guidance price. The retail price at which the CAOSC resells fuel to airline customers is set within a specified range based on this guidance price.

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

On March 24, 2015, the CAAC and the NDRC jointly promulgated the Notice on Adjustment of the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel in Passenger Transport of Domestic Airlines, in which they decided to increase the base price of aviation coal oil fuel from RMB4,140 per ton to RMB5,000 per ton.

Safety

The CAAC has made the continuance of improvement of air traffic safety in China a high priority. The CAAC is responsible for the establishment of operational safety, maintenance and training standards for all Chinese airlines, which have been formulated based on international standards. Each Chinese airline is required to provide flight safety reports to the CAAC, including reports of flight incidents or accidents involving its aircraft, which occurred during the relevant reporting period and other safety related problems. The CAAC conducts safety inspections on each airline periodically.

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

Limitation on Foreign Ownership

The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares individually or together. For PRC air transportation companies, pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List) (2020 Edition), Chinese investors should be the controlling shareholders of a PRC public air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a PRC public air transportation company.

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

There are currently approximately 50 Chinese airlines in mainland China, and we compete with many of them on various domestic routes. All of these airlines operate under the regulatory supervision of the CAAC. Our Company, Air China Limited, or Air China, which is based in Beijing and listed on the Hong Kong Stock Exchange (“HKEX”) and the London Stock Exchange, and China Southern Airlines Company Limited, or China Southern, which is based in Guangzhou and listed on the HKEX and the NYSE, are the three leading air carriers in China.

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

Domestic Rail

The PRC government is aggressively implementing the expansion of its domestic high-speed rail network, which has provided train services at speeds of up to 350 km per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our routes, in particular our short-haul routes. For example, in 2020, Yinchuan-Xi’an and Yancheng-Nantong routes were largely affected by the opening of high-speed railway routes. The load factors of two routes demonstrated a trend of significant decrease after the high-speed railway routes put into operation.

We have been taking active measures in decreasing the number of short-haul routes that overlap with high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers, adjusting the flight structure, and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. Our Air-Rail Service and Air-Bus Service have been developing steadily with increased routes in Yangtze River Delta, Xi’an, Lanzhou and other cities and regions. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services. In 2020, we cooperated with China National Railway Group Co., Ltd. to open a new era of “air-rail combined transportation” by linking the system of the CEA APP and Railway 12306 APP and providing one-stop joint booking of “aircraft + high-speed rail”, thereby offering passengers with more convenient one-stop services.

Regional

Our Hong Kong routes were highly competitive before the outbreak of the COVID-19 pandemic. We operated approximately 20 flight routes between various cities in mainland China and Hong Kong in 2019. The primary competitors on our Hong Kong routes were Cathay Pacific Airways (“Cathay”) and HongKong Airlines. Cathay and HongKong Airlines compete with us on several of these routes, particularly the Shanghai-Hong Kong route. In addition, we continue to face competition from other low-cost airlines on overlapping routes connecting Hong Kong and mainland cities. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February, 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. We currently operate one flight route between mainland China and Hong Kong.

The policy restraint on direct flights between Taiwan and mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and mainland China since mid-2016. However, given the arrangement is subject to the political relationship between Taiwan and mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement. As one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes, or our results will not be adversely impacted. We compete with China Airlines, China Southern and Eva Air on our route connecting mainland cities and Taiwan. We currently operate one flight to Taipei from mainland China.

We compete with Air Macau on the Shanghai Pudong-Macau route. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China. As of December 31, 2020, we operated five flight routes from mainland China to Macau.

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

To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta Air Lines, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 790 VIP lounges worldwide. Since 2013, we have been implementing code-sharing programs to extend our international route and improve our competitiveness and reputation in the international market. In 2020, we have actively responded to industry competition, proactively strived for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved utilization of aircraft and penetration in core markets, and consolidated and expanded our market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, we enhanced our strategic cooperation with Delta Air Lines, Inc. and Air France KLM, and strengthened our cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Ltd and Japan Airlines Co., Ltd, so as to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world. As of December 31, 2020, we cooperated with 10 airline companies outside the SkyTeam Airline Alliance on code sharing.

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

Maintenance Capability

Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese and international airlines. We have four main maintenance bases in Shanghai, Kunming and Xi’an and several maintenance bases in our provincial hubs including Taiyuan, Qingdao, etc. We also constructed a new maintenance base in Beijing Daxing International Airport in 2019. Our primary aircraft maintenance base is at Pudong International Airport. We employed approximately 13,258 workers as maintenance personnel as of December 31, 2020. We prepared our own training plan for our employees to meet the requirements of certain regulations and the needs for future development. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. In 2019, we increased our capacities in our maintenance bases in Kunming and Xi’an by installing one additional production line for the maintenance of narrow-body aircraft in each of the two bases.Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai. In 2020, our maintenance bases continued to guarantee the maintenance and support work required for the daily operation of our large fleet.

We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. In 2019, we entered into one agreement with Honeywell, pursuant to which we expected we will save certain repairing costs. In 2020, we did not enter into any maintenance agreement with Honeywell.

In 2007, we entered into joint venture with United Technologies Corp. and took over equity interests in maintenance companies such as Boeing Shanghai Aviation Services Co., Ltd., Shanghai Hute Aviation Technology Co., Ltd. and Shanghai Airlines. In 2014, we established Eastern Airlines Technology Co. Ltd. (“Eastern Technology”), a wholly-owned subsidiary specializing in aircraft maintenance. Since 2016, our customer base continued to expand, other airlines such as Singapore Airlines, AirAsia, Royal Brunei Airlines, Macau Airlines, Delta Air Lines, Asiana Airlines, Hong Kong Airlines, Malaysia Airlines, Air Busan, British Airways and Egypt Air became customers of Eastern Technology. In 2020, we did not enter into any joint venture or cooperation agreement.

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

Since 2013, we have been strengthening our Safety Management System (“SMS”) and further enhanced our safety management system by strengthening the enforcement of safety responsibilities, our safety supervision and inspection, our risk control over special routes and international routes for long-haul flights, enhancing our operational risk alert abilities, boosting the quality of training for our pilots, improving our system for developing talents with core skills, enhancing our ability in handling security-related contingencies, and strictly implementing safety requirements for our flights. In 2019, we adhered to the civil aviation safety with zero tolerance for safety hazards, and has maintained safe operation throughout the year. In addition, we have studied the risks of new aircraft and new routes in advance to continuously strengthen the foundation for safe development. In terms of mechanism establishment, we have improved the relevant rules and regulations as well as implementation rules of our safe production responsibility system to further enhance safety requirements.

In 2020, we continued to place great emphasis on ensuring safe operation and have ensured that all employees signed the safety responsibility agreement on “maintaining the original aspiration, assuming the mission, fulfilling commitments and making contributions” to further strengthen the implementation of safety responsibilities. In respect of strengthening risk supervision, we carried out in-depth safety rectification and special inspections of safety work, inspected and supervised key units and key tasks, carried out comprehensive investigation of hidden dangers, and improved safety management capabilities. In respect of the promotion of practice construction, based on the theme of the “three reverences”, we strengthened safety publicity and education, carried out practice and discipline rectification, and laid a solid foundation for safety management. In 2020, our fleet had 1,547,600 safe flying hours and 672,200 take-off and landing flights in total, which have respectively decreased by 35.4% and 32.0% compared to the same period in 2019 due to the decrease in travel demand resulting from the COVID-19 pandemic.

Cyber-security

With respect to our internal policies on cyber-security and internet safety, we have established an information safety management system and issued internal regulations on cyber-security, internal hardware and data safety systems to prevent loss of information due to cyber-security incidents, network outages or hardware incidents. We also plan to implement measures relating to the office environment information safety management and information system emergency management, information system access control, protection from any malicious software, management of information exchange tools and internal review and audit of information safety risks. Furthermore, we have entered into a strategic cooperation plan with the China Information Technology Security Evaluation Center by which their trained engineers evaluate our internal data security policies and cyber-security measures. Since 2012, we established and announced four internal regulations relating to cyber-security, namely, China Eastern Airlines Information Security Management Regulation, China Eastern Airlines Information System Application and Development Safety Regulation, China Eastern Airlines Information Security Incident Management Regulation, China Eastern Airlines Information System Classification Measures, China Eastern Airlines Accounts Management Regulation and China Eastern Airlines Information System and Personal Data Protection Management Requirements, which we believe will strengthen our information safety management systems and overall cyber-security defenses. In addition, in strict compliance with the relevant provisions of the “General Data Protection Regulation” (“GDPR”) by the European Union, we have appointed a “data protection officer” to enhance the protection of customer information and prevent network security risks.

In 2020, we continuously promoted the construction of information security projects, and established a sound information security-related technical protection and security management platform. We strengthened information security management by deepening the strategic cooperation with external security agencies. In response to the implementation of the GDPR released by the European Union, we appointed a “data protection officer”. We strengthened customer privacy terms of online channels, assessed risks of third-party platforms and reinforced the passenger information protection firewall. In addition, we initiated a special task for network protection to improve its network security protection capabilities.

We did not purchase any insurance for internet security.

Fuel Supplies

Jet fuel is one of the major expenses of airlines. Fuel costs represented approximately 17.7% of our total operating expenses in 2020. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC. Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations.

In 2020, our total aircraft fuel cost was approximately RMB13,840 million, representing a decrease of 59.5% from RMB34,191 million in 2019. The decrease was due to a decline in our fuel consumption by 38.5% and a drop in the average price of fuel by 34.2% from last year, both of which are attributable to the impact of the COVID-19 pandemeic. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to control our fuel costs.

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

In 2020, we strengthened our service management, further improved service efficiency and service experience such as check-in, baggage check-in, priority boarding and VIP lounge.

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

In terms of our customer resources, we have actively explored and expanded our customer base of high-end business travelers to accelerate the development of group clients. In addition, we have fully promoted the expansion of Eastern Miles membership. In order to attract more members and to provide members with better experience in terms of diversity, comprehensiveness and flexibility, we have strengthened our cooperation with retail stores by increasing the number of co-operative stores, covering various industries such as financial services, hotel, car rental and health services. We also strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function. During the outbreak of the COVID-19 pandemic, we first launched “Wild Your Dreams”, a series of innovative products, to stimulate passengers’ travel demand, restore market confidence, promote the recovery of the aviation market, effectively serve the internal circulation of China and achieve good economic, social and brand benefits. We actively expanded the sales channels of auxiliary products such as VIP lounges and realized the voucher sales of products such as class upgrades, so as to increase auxiliary revenue; and launched the new “Eastern Miles” membership system and introduced the “Eastern Airlines Wallet” enabling “points + cash” payment, so as to increase the ways of using member points. Our members can use CEA points for purchasing products from us and other suppliers. The consumption scenarios and value for CEA points were increased. We also strictly implemented on-board protection measures, optimized on-board service procedures and meal services, and improved passenger satisfaction. Taking into account the significant reduction in air travel of members during the outbreak of the COVID-19 pandemic, we proactively issued a protection policy for automatic extension of membership level to enhance member loyalty and satisfaction.As of the end of 2020, frequent flyer members of “Eastern Miles” reached 45.22 million, increased by 5.95% as compared to 2019.

Our advertising, marketing and other promotional activities include the use of social media, online platforms, radio, television and print advertisements. We continue to diversify our advertising and promotional channels. We plan to continue to use advertising and promotional campaigns to increase sales on new routes and competitive routes.

In 2016, China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”) established an e-commerce platform by integrating our online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as our official website, mobile application and member website were launched with success. In 2020, we continued to optimize the e-commerce platform to ensure user experience. At the same time, we upgraded the CEA APP and official website, supporting new functions such as “Wild Your Dreams” ticket packages, seat selection, multiple login methods, unified display of orders, site-wide search and epidemic prevention functions. We made efforts to provide passengers with more product choices while ensuring the efficiency of the system.

Ticket Booking Systems

In 2002 and again in 2012, we upgraded our online ticket booking and payment system to facilitate customer purchases of tickets via the Internet. In 2012, we also expedited the construction of nine overseas websites in a variety of languages. We continue to encourage our customers to book and purchase tickets via the Internet by initiating various promotional campaigns, upgrading and expanding the services offered by our online sales system. In 2012, we introduced “China Eastern Mobile E”, a smartphone application that provides mobile flight booking, flight status and online checking services, which we believe will provide our customers with additional convenient, value-added services. We have been continuing to update our mobile phone application and our official website to enhance our direct sales efforts as well as vigorously promoting the establishment of overseas e-commerce platform.

In 2019, we established a joint team comprising of our client department, IT department and Eastern E-Commerce to upgrade our overall capabilities of e-commerce operation. We also launched a series of updates to our official website and mobile phone application in 2019. In 2020, our global websites have used global acceleration services. The access speed and the system availability have been imporoved significantly. In 2020, revenue from our direct sales channels (including our official website and mobile phone application) amounted to RMB93.8 billion, representing a decrease of approximately 29.5% as compared to 2019, primarily due to government restrictions on and decreased willingness to travel resulting from the outbreak of the COVID-19 pandemic. It is estimated that a new version of our official website and mobile phone application with multiple languages and currencies incorporated will be launched in 2020, where global travelers can purchase tickets and other products through one website and one mobile phone application.

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

As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA currently represents approximately 290 airlines and comprises approximately 82% of the world’s air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. In 2020, we continued to use the TravelSky Passenger Service System (PSS), cooperated with several international reservation systems with which we have carried out relevant business cooperation for many years, including Amadeus, Sabre, Travelport, Infini and Axess. Among them, Axess is scheduled to terminate its operations with us on June 30, 2021 due to its sole reason and our cooperation with other companies developed normally. In 2020, we cooperated with China National Railway Group Co., Ltd. to open a new era of “air-rail combined transportation” by linking the system of the CEA APP and Railway 12306 APP and providing one-stop joint booking of “aircraft + high-speed rail”, thereby offering passengers with more convenient one-stop services.

SkyTeam Alliance

We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta Air Lines, Alitalia, Air France and KLM, on June 21, 2011 and have continued expand our code-sharing programs with SkyTeam members on more routes. In 2019, we further deepened and expanded our cooperation with SkyTeam member airlines. In 2020, leveraging on the SkyTeam Airline Alliance platform, we enhanced our strategic cooperation with Delta Air Lines, Inc. and Air France KLM to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world.

By connecting to the route networks of other SkyTeam member airlines, we were able to offer our passengers seamless transit to 44 destinations in 15 countries under a single plane ticket with direct luggage services as of December 31, 2020. Passengers may also enjoy the comfort of more than 750 VIP airport lounges of SkyTeam around the world. 1,036 domestic and foreign destinations in 170 countries were covered through extensive global cooperation of 19 member airlines. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.

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

C. Organizational Structure

See the section headed “Item 4. Information on the Company - History and Development of the Company”.

D. Property, Plant and Equipment

Fleet

As of December 31, 2020, we operated a fleet of 734 aircraft, including 725 passenger aircraft, most with a seating capacity of over 100 seats and 9 business aircraft held under trust. In 2020, we introduced 13 aircraft of major models. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure has remained young.

We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet

The following table sets forth the details of our fleet as of December 31, 2020:

						Units
	No. Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	10	10	0	20	4.9
2	B787-9	3	7	0	10	1.9
3	A350-900	1	7	0	8	1.5
4	A330 series	30	21	5	56	7.1
Total number of wide-body aircraft		44	45	5	94	5.6
5	A320 series	137	127	72	336	8.0
6	B737 series	102	73	117	292	6.6
Total number of narrow-body aircraft		239	200	189	628	7.4
7	ARJ21	2	1	0	3	0.2
Total number of regional aircraft		2	1	0	3	0.2
Total number of passenger aircraft		285	246	194	725	7.1
Total number of business aircraft held under trust					9
Total number of aircraft					734

The table below sets forth the daily average utilization rates of our jet passenger aircraft for the year ended December 31, 2020:

2020
(in hours)
B777-300ER	7.36
B787-9	6.46
A350-900	6.51
A330 Series	5.64
A320 Series	6.15
B737 Series	5.80
ARJ21	2.72

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

Future Fleet Development

Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2021 to 2023 are as follows:

	2021E		2022E		2023E
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Model
A320 Series	27	6	34	5	—	4
A330 Series	—	—	—	—	—	—
A350 Series	4	—	8	—	—	—
B737 Series	—	3	—	4	46	12
B787 Series	5	—	—	—	—	—
ARJ Series	6	—	8	—	9	—
Total	43	9	52	9	57	16

Notes:

(1)

We and our suppliers have engaged in proactive negotiation and adjusted the progress for the introduction of aircraft under the influence of the COVID-19 pandemic. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment, market conditions and our flight capacity allocation. The timing for resumption of operation of B737 MAX 8 and future deliveries remains uncertain.

As of December 31, 2020, according to confirmed orders, we planned to introduce nine aircraft and retire 21 aircraft in 2024.

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

Operating Facilities

As of December 31, 2020, we (including subsidiaries and branches) had operations on 660 parcels of land, occupying a total area of approximately 4.1 million square meters. In addition, as of December 31, 2020, we (including subsidiaries and branches) owned approximately 2,161 buildings. We and our major subsidiaries have obtained the land use rights certificates and building ownership certificates for most parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining 16 parcels of land and 167 buildings. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2020.

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

Our overall capacity on an available tonne kilometer, or ATK, basis decreased by approximately 38.3% from approximately 33,456 million in 2019 to approximately 20,632 million in 2020, and our passenger capacity on an available seat kilometer, or ASK, basis decreased by 43.7% from approximately 270,254 million in 2019 to approximately 152,066 million in 2020. Total traffic on a revenue tonne kilometer, or RTK, basis decreased by 48.0%, from approximately 22,518 million in 2019 to approximately 11,700 million in 2020.

The historical results of operations discussed in this Annual Report may not be indicative of our future operating performance. Like those of other airlines, our operations depend substantially on overall passenger and cargo traffic volumes and are subject to seasonal and other variations that may influence passenger travel demand and cargo volume and may not be under our control, including unusual political events, changes in the domestic and global economies and other unforeseen events. Our operations will be affected by, among other things, fluctuations in aviation fuel prices, aircraft acquisition and leasing costs, maintenance expenses, take-off and landing charges, wages, salaries and benefits, other operating expenses, the rates of income taxes paid and public health events such as the COVID-19 pandemic.

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

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the customer and us at contract inception. When the contract contains a financing component which provides us with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(i)

Passenger, cargo and mail revenues are recognized as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). We estimate the value of passenger ticket breakage based on historical trends and experience and recognizes revenue at the scheduled flight date.

(ii)	Revenues from the provision of ground services, tour services, ticket cancelation services and other travel related services are recognized when the services are rendered.

(iii)	Commission income represents amounts earned from other carriers in respect of sales made by us on their behalf, and is recognized upon ticket sales.

(iv)

We operate a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. We defer a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”).

(v)	Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

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

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Maintenance and overhaul costs

Overhaul costs that meet specific recognition criteria are capitalized as a component of property, plant and equipment or right-of-use assets and are depreciated over the appropriate maintenance cycles.

Certain lease arrangements contain provisions that we are obligated to fulfill certain return conditions at the end of lease term. We estimate lease return costs for aircraft and engines and recognized such costs as part of the right-of-use asset and are depreciated during the lease term. (applicable from January 1, 2019)

Provision for the estimated lease return costs for aircraft and engines is made on a straight-line basis over the lease term. (applicable before January 1, 2019)

All other repairs and maintenance costs are charged to profit or loss as and when incurred.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Weperform our annual impairment test of goodwill as of December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of ours are assigned to those units or groups of units.

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned aircraft and engines	20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 35 years
Other property, plant and equipment	3 to 20 years

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

Impairment of non-financial assets (other than goodwill)

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. We owned and leased aircraft and engines are included in the airline transportation operations cash-generating unit. Management uses the value in use of the cash-generating unit of airline transportation operations to determine the recoverable amount.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which we have applied the practical expedient of not adjusting the effect of a significant financing component, initially we measure a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which we have applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

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

Our business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

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

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, we can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably, except when we benefit from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which we had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably.

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

Impairment of financial assets

We recognize an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

At each reporting date, we assess whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

We consider a financial asset in default when contractual payments are past due. However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when we apply the practical expedient of not adjusting the effect of a significant financing component, we apply the simplified approach in calculating ECLs. Under the simplified approach, we do not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. We have established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as forward currency contracts, interest rate swaps and fuel forward contracts, to hedge its foreign currency risk, interest rate risk and fuel price risk, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 is recognized in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements are held at cost.

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

At the inception of a hedge relationship, we formally designate and documents the hedge relationship to which we wish to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is “an economic relationship” between the hedged item and the hedging instrument.

•	The effect of credit risk does not “dominate the value changes” that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that we actually hedge and the quantity of the hedging instrument that we actually use to hedge that quantity of hedged item.

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

•

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item.

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

Leases (policies under IFRS 16 applicable from January 1, 2019)

We assess at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

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

Aircraft and engines under leases	5 to 20 years
Buildings	2 to 10 years
Prepayments for land use rights	40 to 50 years
Others	2 to 5 years

If ownership of the leased asset transfers to us by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(i)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for termination of a lease, if the lease term reflects us exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(ii)	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). We also apply the recognition exemption for leases of low-value assets to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

(ii)	As lessor

When we act as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, we allocate the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

For sale and leaseback transactions resulting in a finance lease, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds.

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

Past service costs are recognized in profit or loss at the earlier of:

(i)	the date of the plan amendment or curtailment; and

(ii)	the date that we recognize restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. We recognize the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss:

(i)	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

(ii)	net interest expense

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which we operate.

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

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

Deferred tax assets and deferred tax liabilities are offset if and only if we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Passenger ticket breakage

We recognize traffic revenues in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. Passenger ticket breakage is recognized as revenue based on estimates. We estimate the value of passenger ticket breakage, reduces contract liabilities and recognizes revenue at the scheduled flight date using a portfolio based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage.

Recognition of contract liabilities for frequent flyer program

Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated Breakage. The Breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

Provision for lease return costs for aircraft and engines

Provision for lease return costs for aircraft and engines is recognized as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilization patterns and the anticipated return costs derived from historical experience of actual return costs incurred. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

Retirement benefits

We operate and maintain a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate and annual rate of increase of per capita benefit payment. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in Note 38 to the consolidated financial statements.

Deferred income tax

Deferred tax assets are recognized for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

Estimated impairment of long-term assets (other than goodwill)

We test whether property, plant and equipment, right-of-use assets, intangible assets (other than goodwill), advanced payments on acquisition of aircraft and other non-current assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. The recoverable amount of the cash-generating unit has been determined based on the higher of its value in use and its fair value less costs of disposal. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

Impairment of goodwill

We determine whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. We use the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 47 to the consolidated financial statements. The valuation requires us to determine the comparable companies (peers) and select the price multiple. In addition, we make estimates about the discount for illiquidity and size differences. We classify the fair value hierarchy of these investments as Level 3.

Leases – Estimating the incremental borrowing rate (applicable from January 1, 2019)

We cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). We estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary.

A. Operating Result

The following tables set forth our summary consolidated statements of profit or loss and other comprehensive income and financial position data as of and for the years indicated:

		Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share or per ADS data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	98,904	102,475	115,278	120,986	58,727
Other operating income and gains	5,469	7,481	6,592	7,202	5,698
Operating expenses (1)	(91,887)	(100,525)	(112,561)	(118,107)	(78,265)
Operating profit /(loss)	12,486	9,431	9,309	10,081	(13,840)
Finance costs, net	(6,176)	(1,072)	(5,657)	(6,064)	(2,553)
Profit /(loss) before income tax	6,497	8,610	3,856	4,299	(16,488)
Profit /(loss) for the year attributable to the equity holders of the Company	4,498	6,342	2,698	3,192	(11,836)
Basic and fully diluted earnings /(loss) per share (2)	0.33	0.44	0.19	0.21	(0.72)

		As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB
			(in millions)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,695	4,605	646	1,350	7,651
Net current liabilities	(52,194)	(62,035)	(57,132)	(58,620)	(77,310)
Non-current assets	196,436	211,434	223,085	265,442	262,152
Long term borrowings, including current portion	(29,749)	(28,842)	(32,506)	(31,137)	(39,429)
Lease liabilities, including current portion	—	—	—	(110,275)	96,251
Obligations under finance leases, including current portion	(61,041)	(66,868)	(77,427)	—	—
Total share capital and reserves attributable to the equity holders of the Company	49,450	55,360	58,008	69,008	56,249
Non-current liabilities	(91,876)	(90,621)	(104,352)	(134,176)	(125,688)
Total assets less current liabilities	144,242	149,399	165,953	206,822	184,842

Notes:

(1)

Including gain on fair value changes of derivative financial instruments of RMB2 million, RMB311 million, nil and nil for the years ended December 31, 2016, 2018, 2019 and 2020 respectively, and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)

The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue. The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary shares in issue. The calculation of loss per share for 2020 is based on the net loss attributable to the equity holders of the Company divided by the weighted average number of 16,379,509,203 ordinary shares in issue.

2020 Compared to 2019

Our revenues decreased by approximately 51.5% from approximately RMB120,986 million in 2019 to approximately RMB58,727 million in 2020.

In 2020, we transported approximately 75 million passengers, representing a decrease of approximately 42.7%, from approximately 130 million passengers in 2019. Our total passenger traffic (as measured in RPKs) decreased by approximately 51.6%, from approximately 221,779 million in 2019 to approximately 107,273 million in 2020.

Our total cargo and mail traffic (as measured in RFTKs) decreased by approximately 26.0% from approximately 2,971 million in 2019 to 2,200 million in 2020.

Our average yield for our passenger operations decreased by approximately 5.6% from approximately RMB0.52 per passenger-kilometers in 2019 to approximately RMB0.49 per passenger-kilometers in 2020.

Our average yield for our cargo and mail operations increased by approximately 72.8% from approximately RMB1.29 per freight tonne-kilometers in 2019 to approximately RMB2.23 per freight tonne-kilometers in 2020.

The following chart sets forth our revenue breakdown for 2019 and 2020:

	Year Ended December 31		2020 vs. 2019
	2019	2020	Increase (Decrease)	% Increase (Decrease)
		(in RMB millions)
Traffic revenues	114,242	54,110	(60,132)	(52.6)
Passenger revenue	110,416	49,215	(61,201)	(55.4)
Cargo and mail revenue	3,826	4,895	1,069	27.9
Others (1)	6,744	4,617	(2,127)	(31.5)
Total Operating Revenue	120,986	58,727	(62,259)	(51.5)

Notes:

(1)	Including tour operations income, ground service income, commission income and others.

Passenger revenues

Our passenger traffic revenues decreased by approximately RMB61,201 million, or approximately 55.4%, from approximately RMB110,416 million in 2019 to approximately RMB49,215 million in 2020. This decrease was primarily due to decreased passenger demand and decrease in scheduled flights resulting from the COVID-19 pandemic.

Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB40,343 million in 2020, which accounted for approximately 82.0% of our total passenger traffic revenues in 2020, decreased by approximately 44.6% from approximately RMB72,764 million in 2019, primarily due to decreased passenger demand resulting from the COVID-19 pandemic. Our domestic passenger traffic (as measured in RPKs) decreased by approximately 32.7% from approximately 142,921 million in 2019 to approximately 96,206 million in 2020. The number of passengers carried on domestic routes decreased by approximately 33.9% from approximately 109 million in 2019 to approximately 72 million in 2020. Our passenger-kilometers yield for domestic routes decreased from approximately RMB0.54 per passenger-kilometer in 2019 to approximately RMB0.46 per passenger-kilometer in 2020.

Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB405 million in 2020, which accounted for approximately 0.8% of our total passenger traffic revenues in 2020, decreased by approximately 89.0% from approximately RMB3,686 million in 2019, primarily due to the decrease of passenger volume resulting from the COVID-19 pandemic. Our regional passenger traffic (as measured in RPKs) decreased by approximately 90.9% from approximately RMB5,046 million in 2019 to approximately RMB458 million in 2020. The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by approximately 90.6% from approximately 3.7 million in 2019 to approximately 0.3 million in 2020. Our passenger-kilometers yield for regional routes increased from approximately RMB0.74 per passenger-kilometer in 2019 to approximately RMB0.90 per passenger-kilometer in 2020.

Our international passenger traffic revenues amounted to approximately RMB8,467 million in 2020, which accounted for approximately 17.2% of our total passenger traffic revenues in 2020, decreased by approximately 75.1% from approximately RMB33,966 million in 2019, primarily due to decreased international passenger demand and decrease in our scheduled flights on international routes resulting from the COVID-19 pandemic. Our international passenger traffic (as measured in RPKs) decreased by approximately 85.6% from approximately RMB73,812 million in 2019 to approximately RMB10,609 million in 2020. The number of passengers carried on international routes decreased by approximately 87.3% from approximately 17.6 million in 2019 to approximately 2.2 million in 2020. Our passenger-kilometers yield for international routes increased from approximately RMB0.47 per passenger-kilometer in 2019 to approximately RMB0.82 per passenger-kilometer in 2020.

Cargo and mail revenues

Our cargo and mail traffic revenues accounted for approximately 9.0% of our total traffic revenues in 2020 and increased by approximately 27.9% from RMB3,826 million in 2019 to RMB4,895 million in 2020, primarily due to the passenger flights to transport pandemic prevention supplies. Cargo and mail yield increased from approximately RMB1.29 per freight tonne-kilometers in 2019 to approximately RMB2.23 per freight tonne-kilometers in 2020.

Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues) accounted for approximately 15.4% of our total cargo and mail traffic revenues in 2020 and decreased by approximately 24.7% from RMB998 million in 2019 to RMB751 million in 2020, primarily due to the above-mentioned reason. Our freight tonne-kilometers yield for domestic routes was approximately RMB1.05 per freight tonne-kilometers in 2019 and approximately RMB0.97 per freight tonne-kilometers in 2020.

Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues) amounted to approximately RMB84 million in 2020, which accounted for approximately 1.7% of our total cargo and mail traffic revenues in 2020, decreased by approximately 47.2% from approximately RMB159 million in 2019. Our freight tonne-kilometers yield for regional routes was approximately RMB5.56 per freight tonne-kilometers in 2019 and approximately RMB8.91 per freight tonne-kilometers in 2020.

International cargo and mail traffic revenues accounted for approximately 82.9% of our total cargo and mail traffic revenues in 2020 and increased by approximately 52.1% from approximately RMB2,669 million in 2019 to approximately RMB4,060 million in 2020, primarily due to the above-mentioned reason. Our freight tonne-kilometers yield for international routes was approximately RMB1.34 per freight tonne-kilometers in 2019 and approximately RMB2.87 per freight tonne-kilometers in 2020.

Other revenues

We also generated revenues from other services, including tour operations, airport ground services and ticket handling services. These services include aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues decreased by approximately 31.5% from approximately RMB6,744 million in 2019 to approximately RMB4,617 million in 2020, primarily due to the impact of the COVID-19 pandemic.

Operating Expenses

The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2019 and 2020:

			2019 vs. 2020
	Year Ended December 31		(Increase)	% Increase
	2019	2020	Decrease	(Decrease)
		(in RMB millions)
Operating Expenses:
Aircraft fuel	(34,191)	(13,840)	20,351	(59.5)
Take-off and landing charges	(16,457)	(9,331)	7,126	(43.3)
Depreciation and amortization	(22,080)	(22,255)	(175)	0.8
Wages, salaries and benefits	(24,152)	(20,827)	3,325	(13.8)
Aircraft maintenance	(3,380)	(3,451)	(71)	2.1
Impairment charges	(4)	(184)	(180)	4,500.0
Impairment losses on financial assets, net	(16)	(32)	(16)	100.0
Food and beverages	(3,667)	(1,589)	2,078	(56.7)
Low value and short-term lease rentals	(631)	(358)	273	(43.3)
Selling and marketing expenses	(4,134)	(1,570)	2,564	(62.0)
Civil aviation development fund	(1,831)	—	1,831	(100.0)
Ground services and other expenses	(2,476)	(872)	1,604	(64.8)
Fair value changes of financial asset at fair value through profit or loss	25	(26)	(51)	(204.0)
Indirect operating expenses	(5,113)	(3,930)	1,183	(23.1)
Total Operating Expenses	(118,107)	(78,265)	39,842	(33.7)

Our total operating expenses decreased by approximately 33.7% from approximately RMB118,107 million in 2019 to approximately RMB78,265 million in 2020. As affected by the COVID-19 pandemic, the passenger traffic volume and number of passengers carried significantly reduced, and our various costs such as aircraft fuel, aircraft take-off and landing costs and catering also decreased from last year.

Aircraft fuel costs decreased by approximately 59.5% from approximately RMB34,191 million in 2019 to approximately RMB13,840 million in 2020. The decrease was due to a decline in our fuel consumption by 38.5% and a drop in the average price of fuel by 34.2% from last year, both of which are attributable to the impact of the COVID-19 pandemic.

Take-off and landing charges decreased by 43.3% from approximately RMB16,457 million in 2019 to approximately RMB9,331 million in 2020, primarily due to the significant decrease in traffic volume as we significantly adjusted our flight capacity as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.

Depreciation and amortization remaining relatively stable at approximately RMB22,080 million in 2019 and approximately RMB22,255 million in 2020.

Wages, salaries and benefits, which accounted for approximately 26.6% of our total operating expenses in 2020, decreased by approximately 13.8% from approximately RMB24,152 million in 2019 to approximately RMB20,827 million in 2020, primarily due to the decrease in number of flights, leading to the decrease in remuneration of aircrew and ground crew.

Aircraft maintenance expenses was approximately RMB3,451 million in 2020, which accounted for approximately 4.4% of our total operating expenses in 2020, remaining relatively stable as last year.

Food and beverages expenses decreased by approximately 56.7% from approximately RMB3,667 million in 2019 to approximately RMB1,589 million in 2020, primarily due to the significant decrease in traffic volume as we adjusted our flight capacity as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.

Selling and marketing expenses decreased by approximately 62.0% from approximately RMB4,134 million in 2019 to approximately RMB1,570 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the deceased relevant opearting cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.

We recorded no civil aviation development fund to the CAAC in 2020 while our civil aviation development fund to the CAAC was RMB1,831 million in 2019, due to CAAC’s exemption of contribution to the civil aviation development fund as a result of the impanct of the COVID-19 pandemic.

Ground services and other expenses decreased by approximately 64.8% from approximately RMB2,476 million in 2019 to approximately RMB872 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the deceased relevant opearting cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.

Indirect operating expenses decreased by approximately 23.1% from approximately RMB5,113 million in 2019 to approximately RMB3,930 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the deceased relevant opearting cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.

Other Operating Income and Gains

Our other operating income and gains mainly consist of co-operation routes income, income from disposal of property, plant and equipment and subsidy income. The total amount of our other operating income and gains decreased by approximately 20.9% from approximately RMB7,202 million in 2019 to approximately RMB5,698 million in 2020, primarily due to the significant reduction in our income from joint routes as a result of the impact of the COVID-19 pandemic.

Finance Income/Costs

In 2020, our finance income amounted to approximately RMB2,660 million, increased significantly from approximately RMB96 million in 2019; our finance costs amounted to RMB5,213 million, representing a decrease of 15.4% from approximately RMB6,160 million in 2019, which were primarily due to our exchange gains of RMB2,494 million in 2020, as compared to the exchange losses of RMB990 million in 2019.

Loss/Profit Attributable to the Equity Holders of the Company

As a result of the foregoing, we recorded a net loss attributable to the equity holders at approximately RMB11,836 million in 2020 while the net profit attributable to the equity holders amounted to approximately RMB3,192 million in 2019, primarily due to the significant reduction in our revenue as a result of the impact of the COVID-19 pandemic.

Property, Plant and Equipment

We had approximately RMB101,043 million of property, plant and equipment as of December 31, 2020, including, among other assets, aircraft, engines and flight equipment, remaining relatively stable as compared to approximately RMB99,437 million as of December 31, 2019.

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

The following chart sets forth our revenue breakdown for 2018 and 2019:

	Year Ended December 31		2019 vs. 2018
	2018	2019	Increase	% Increase
			(Decrease)	(Decrease)
		(in RMB millions)
Traffic revenues	107,936	114,242	6,306	5.8
Passenger revenue	104,309	110,416	6,107	5.9
Cargo and mail revenue	3,627	3,826	199	5.5
Others (1)	7,342	6,744	(598)	(8.1)
Total Operating Revenue	115,278	120,986	5,708	5.0

Notes:

(1)	Including tour operations income, ground service income, commission income and others.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2016, 1.6% in 2017, 2.1% in 2018, 2.9% in 2019 and 2.5% in 2020. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.

B. Liquidity and Capital Resources

We finance our working capital requirements through various financing channels, including a combination of funds generated from operations, bank loans, the issuance of corporate bonds and super short-term debentures. As a result, our liquidity could be materially and adversely affected if there is any deterioration in debt and equity capital markets, any delay in obtaining bank loans or a significant decrease in demand for our services.

As of December 31, 2018, 2019 and 2020, we had RMB646 million, RMB1,350 million and RMB7,651 million, respectively, in cash and cash equivalents; RMB55,152 million, RMB51,872 million and RMB87,917 million, respectively, in outstanding borrowings; and RMB16 million, RMB6 million and RMB12 million, respectively, in restricted bank deposits and short-term bank deposits. Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.

In addition, our current liabilities exceeded our current assets by approximately RMB77,310 million as of December 31, 2020. Therefore, our directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2020, we had total unutilized credit facilities of RMB33.67 billion from various banks. See the discussion below under “– Working Capital and Liabilities”.

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

Cash Flows from Operating Activities

In 2020, we generated a net cash inflow from operating activities of RMB1,211 million as a result of cash generated from operations of RMB1,480 million less income tax paid in 2020. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB8,534 million and negative changes in working capital of RMB7,054 million. The operating profit before working capital changes of RMB8,534 million was a result of the loss before income tax of RMB16,488 million, mainly adjusted for: (i) depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of other non-current assets of RMB22,004 million, (ii) interest expenses of RMB5,214 million and (iii) net foreign exchange gains of RMB2,746 million. Negative changes in working capital mainly consisted of (i) contract liabilities of RMB6,686 million, (ii) other long-term liabilities of RMB2,174 million and (iii) other payables and accruals of RMB983 million, partly offset by (i) prepayments and other receivables of RMB2,893 million and (ii) trade receivables of RMB593 million.

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

Cash Flows from Investing Activities

In 2020, our net cash outflow from investing activities was RMB6,283 million. Our net cash outflow for investing activities mainly consisted of additions to property, plant and equipment and other non-current assets of RMB7,247 million. These cash outflows were partly offset by proceeds from disposal of property, plant and equipment of RMB894 million.

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

Cash Flows from Financing Activities

In 2020, our net cash inflow from financing activities was RMB11,426 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from issuance of short-term debentures of RMB77,200 million, (ii) proceeds from draw-down of short-term bank loans of RMB28,883 million, (iii) proceeds from draw-down of long-term bank loans of RMB10,823 million and (iv) proceeds from issuance of long-term debentures and bonds of RMB1,998 million. These cash outflows were partly offset by (i) repayments of short-term debentures of RMB69,200 million, (ii) repayments of principal of lease liabilities of RMB18,439 million, (iii) repayments of short-term bank loans of RMB9,130 million, (iv) repayments of long-term debentures and bonds of RMB2,453 million and (v) repayments of long-term bank loans of RMB1,948 million.

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

Working Capital and Liabilities

We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2020, our current liabilities exceeded our current assets by RMB77,310 million. In comparison, our current liabilities exceeded our current assets by RMB58,620 million as of December 31, 2019. Our current liabilities increased by 27.4% from RMB78,363 million as of December 31, 2019 to RMB99,808 million as of December 31, 2020, primarily due to the increase in the current portion of lease liabilities. Our current assets increased by 14.0% from RMB19,743 million as of December 31, 2019 to RMB22,498 million as of December 31, 2020, primarily due to the increase in cash and cash equivalents. Short-term loans outstanding totaled RMB25,233 million and RMB57,150 million as of December 31, 2019 and 2020, respectively. Long-term outstanding bank loans totaled RMB26,604 million and RMB30,745 million as of December 31, 2019 and 2020, respectively.

As of December 31, 2020, our debt ratio, representing total liabilities divided by total assets, was 79.2%. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.

Our consolidated interest-bearing borrowings as of December 31, 2019 and 2020 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2019	2020
	(in RMB millions)
Secured	19,335	22,897
Unsecured	32,537	65,020
Total	51,872	87,917

Our maturity profile of interest-bearing borrowings as of December 31, 2019 and 2020 was as follows:

	As of December 31,
	2019	2020
	(in RMB millions)
Within one year	25,235	57,153
In the second year	8,111	5,948
In the third to fifth year inclusive	14,845	17,685
After the fifth year	3,681	7,131
Total	51,872	87,917

As of December 31, 2020, our interest rates relating to short-term borrowings ranged from 1.21% to 3.30%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 2.40% to 3.92%. Our bank loans are denominated in Renminbi, U.S. dollars , Singapore dollars and Euros. As of December 31, 2020, our total bank loans denominated in Renminbi amounted to RMB31,151 million, our total bank loans denominated in U.S. dollars amounted to US$57 million and our total bank loans denominated in EUR amounted to EUR332 million.

On March 16, 2018, we issued JPY-denominated credit enhanced bonds (Series 1 JPY10,000,000,000 0.33% Bonds due 2021, Series 2 JPY20,000,000,000 0.64% Bonds due 2021 and Series 3 JPY20,000,000,000 0.64% Bonds due 2021), which was listed on the professional oriented TOKYO PRO-BOND Market of the Tokyo Stock Exchange on March 19, 2018.

On March 5, 2019, we issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 7, 2022.

On August 19, 2019, we issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on August 20, 2024.

On December 6, 2019, Eastern Air Overseas (Hong Kong) Co., Ltd. issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on December 6, 2022. We have unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On April 24, 2020, we issued three-year corporate bonds with a total principal amount of RMB2 billion. The bonds bear interest at the rate of 2.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on April 28, 2023. See Note 36 to the consolidated financial statements for the issuance of bonds.

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

Capital Expenditures

As of December 31, 2020, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB37,277 million, including approximately RMB13,542 million in 2021 and approximately RMB13,692 million in 2022, in each case subject to contractually stipulated increases or any increase relating to inflation.

We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements other than our capital commitments:

(1)	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

(2)

We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements; and

(3)	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2020:

	Total	Less Than 1 Year	1-2 Years	2-4 Years	More Than 4 Years
Long-Term Debt (1)	14,690	1,526	1,149	6,748	5,267
Lease Liabilities (2)	96,251	14,073	13,141	23,664	45,373
Unconditional Purchase Obligations (3)	37,277	13,542	13,692	10,043	—
Other Long-term Obligations (4)(5)	1,955	—	—	—	—
Post-retirement Benefit Obligations (4)	2,538	—	—	—	—
Short-term Bank Loans (6)	21,966	21,966	—	—	—
Interest Obligations
Under Lease Liabilities	14,761	3,370	2,868	4,350	4,173
Under Bank Loans	2,408	854	350	491	713
Fixed Rate	737	551	103	83	—
Variable Rate (7)	1,671	303	247	408	713

Notes:

(1)	Excludes interest.
(2)	Primarily comprise amounts to be paid under leases for the aircraft and engines.
(3)	Primarily comprise capital expenditures.
(4)	Figures of payments due by period are not available.
(5)	Other long-term obligations mainly include long-term duties and levies payable, and other long-term payables.
(6)	Short-term bank loans are generally repayable within one year. As of December 31, 2020, the weighted average interest rate of our short-term bank loans was 2.17% per annum (2019: 3.30%).
(7)

For our variable rate loans, interest rates range from three months Euribor + 0.50% to five years LPR – 0.44%. Interest obligations relating to variable rate loans are calculated based on the relevant variable rates as of December 31, 2020. A 25 basis points increase in the interest rate would increase interest expenses by RMB126 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than			After
Commitments/Credit Facilities	Committed	1 Year	1-3 Years	4-5 Years	5 Years
(RMB in millions)
Lines of Credit	33,667	5,700	2,103	5,500	20,364
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	33,667	5,700	2,103	5,500	20,364

Taxation

We had carried forward tax losses of approximately RMB15,310 million as of December 31, 2020, which can be mainly used to set off against future taxable income between 2021 and 2028.

Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy.” (Ministry of Finance Announcement [2020] No.23), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”), a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003647 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%).

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

Name	Age	Shares Owned	Position
Liu Shaoyong	62	—	Chairman of the Board of Directors
Li Yangmin	57	3,960 A Shares(1)	Vice Chairman of the Board of Directors and President
Tang Bing	54	—	Director
Shao Ruiqing	63	—	Independent Non-executive Director
Cai Hongping	66	—	Independent Non-executive Director
Dong Xuebo	67	—	Independent Non-executive Director
Jiang Jiang	56	—	Employee Representative Director
Guo Lijun	49	—	Chairman of the Supervisory Committee
Fang Zhaoya	52	—	Supervisor
Zhou Huaxin	50	—	Employee Representative Supervisor
Xi Sheng	58	—	Vice President
Zhou Qimin	53	—	Vice President and Chief Financial Officer
Feng Dehua	55	—	Vice President
Cheng Guowei	51	—	Vice President
Liu Tiexiang	55	—	Vice President
Wang Jian	47	—	Board Secretary and Company Secretary

Notes:

(1)	Mr. Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner.

Directors

Mr. Liu Shaoyong, is currently the chairman and party secretary of the Company and chairman and party secretary of CEA Holding. Born in November 1958, Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of flight standard department of CAAC. Mr. Liu served as president of the Company from December 2000 to October 2002, vice minister of CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, and chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the chairman of the Company since February 2009. He has served as the chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, a council member of the International Air Transport Association, and the vice chairman of the International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of commanding (senior) pilot.

Mr. Li Yangmin, is currently the vice chairman, president and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Born in August 1963, Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department of China Northwest Airlines, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he has also been a vice president of the Company. He served as a safety director of the Company from July 2010 to November 2012. He became a party member of CEA Holding in May 2011. He was a Director of the Company from June 2011 to August 2018 and served as a party secretary of the Company from June 2011 to December 2017. He served as a vice party secretary of CEA Holding since August 2016 and the vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he served as the vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the president of the Company since March 2019. He has served as the vice chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, is currently a Director and vice party secretary of the Company, and a director and vice party secretary of CEA Holding. Born in February 1967, Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited, office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to February 2010, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Ltd. from February 2010 to December 2011. He served as the chairman and an executive director of Shanghai Airlines Co., Ltd. from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed as a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018, and a vice president of CEA Holding from December 2016 to February 2019. Since February 2019, he served as a director and vice party secretary of CEA Holding, and has served as a vice party secretary of the Company since March 2019, and as a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Shao Ruiqing, is currently an independent non-executive Director. Born in September 1957, Mr. Shao currently serves as a professor in accounting and PhD supervisor at Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultant professional of the Committee for Accounting Standards of the Ministry of Finance, the deputy head of the Accounting Society of China, a consultative committee member of the Ministry of Transport as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director since June 2015. Mr. Shao is also an independent non-executive director of China Everbright Bank Co., Ltd. and Shanghai International Port (Group) Co., Ltd., Huayu Automotive Systems Company Limited and Tibet Urban Development and Investment Co., Ltd.

Mr. Cai Hongping, is currently an independent non-executive Director. Born in December 1954, Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director. Mr. Cai is also an independent non-executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd and BYD Company Limited and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Dong Xuebo, is currently an independent non-executive Director. Born in February 1954, Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, and general counsel of China Merchants Group. Since December 2019, he has served as an independent non-executive Director. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree.

Mr. Jiang Jiang, is currently an employee representative Director, safety director, chairman of the labor union of the Company, and an employee representative director and chairman of the labor union of CEA Holding. Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the general manager and deputy secretary of the party committee of China Eastern Airlines Wuhan Limited. From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company. From February 2017 to January 2021, he has served as a vice president and standing member of party committee of the Company. Since July 2020, he has served as the safety director of the Company. Since November 2020, he has served as the chairman of the labor unior of the Company and CEA Holding. Since December 2020, he served as an employee representative director of the Company and CEA Holding. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot.

Supervisory Committee

As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of three supervisors.

Mr. Guo Lijun, is currently the chairman of the supervisory committee and chief economist of the Company. Mr. Guo joined the civil aviation industry in 1994. Mr. Guo had taken up the position as the officer of the secretariat of the Board. He served as the general manager of the legal department of the Company and the deputy director of the legal department of CEA Holding from April 2009 to August 2014; he served as the general counsel legal adviser of the Company from December 2011 to December 2017; he served as the service director of the Company from July 2013 to June 2014; served as the general manager of the planning and development department of the Company from June 2014 to September 2016; and served as the general manager of the Beijing Branch of the Company from September 2016 to April 2018. Mr. Guo has served as the chief economist of the Company since December 2017. From April 2018 to April 2020, he temporarily served as a member of the Standing Committee of the Wuhu Municipal Committee and Deputy Mayor of Wuhu Municipal Government, Anhui Province. He has served as the chairman of the supervisory committee of the Company since March 2021. Mr. Guo graduated from the Zhongnan University of Economics and Law, majoring in law. He obtained a master’s degree in law from the University of Washington in the United States, a master’s degree in law from Fudan University and an Executive Master of Business Administration degree from Fudan University. Mr. Guo has the title of corporate legal adviser.

Mr. Fang Zhaoya, is currently a supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control center (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning center of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of senior engineer.

Mr. Zhou Huaxin, is currently the employee representative supervisor of the Company and the head of group work department of the Company and CEA Holding. Mr. Zhou joined the civil aviation industry in 1993 and served as the deputy director of general office and director of research office of CEA Holding and office director of the Company. He served as the director of general office and director of foreign affairs office (Hong Kong, Macao and Taiwan affairs office) of CEA Holding from June 2014 to August 2017; the party secretary and vice president of the Anhui Branch of the Company from August 2017 to April 2018; and the executive vice president and party member of the Beijing Branch of the Company from April 2018 to September 2020. He has served as the head of group work department of the Company and CEA Holding since September 2020, and the employee representative supervisor of the Company since December 2020. Mr. Zhou graduated from Lanzhou University majoring in Marxism, and obtained a master’s degree in economics from the Renmin University of China majoring in national economic planning and management and an Executive Master of Business Administration degree from the School of Management of Fudan University. He holds a political work specialist title.

Senior Management

Mr. Xi Sheng, is currently a vice president and party member of the Company and a vice president, party member and the chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. From June 2012 to January 2021, he was a Supervisor of the Company. From June 2016 to January 2021, he was the chairman of the Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018, and has served as a vice president and party member of CEA Holding since January 2018. From November 2018 to May 2020, he served as the director of audit department of the Company and CEA Holding. Since January 2021, he has served as a vice president and party member of the Company. Mr. Xi is also the vice chairman of China Institute of Internal Audit. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Zhou Qimin, is currently a vice president, the chief financial officer and a party member of the Company and the chief accountant and a party member of CEA Holding. Mr. Zhou served as deputy head of the Finance Department of the eighth research institute of Shanghai Aerospace Bureau of China Aerospace Corporation, and head of the Finance Department, chief accountant and a member of party committee of the eighth research institute of China Aerospace Science and Technology Corporation. He served as the head of financial department of Commercial Aircraft Corporation of China, Ltd. from April 2008 to October 2016, the deputy chief accountant of Commercial Aircraft Corporation of China, Ltd. from August 2014 to January 2018, the chief accountant of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2020, a member of party committee of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2018 and standing member of party committee of Commercial Aircraft Corporation of China, Ltd. from July 2018 to July 2020. He has served as the chief accountant and a party member of CEA Holding since July 2020, the chief financial officer of the Company since August 2020, and a vice president and party member of the Company since January 2021. Mr. Zhou graduated from the Faculty of Mathematics of Gannan Normal University, majoring in mathematics. He also graduated from the Faculty of Management Engineering of University of Electronic Science and Technology of China, majoring in industrial management engineering, holds an undergraduate degree and is a researcher-level senior accountant.

Mr. Feng Dehua, is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Feng joined the civil aviation industry in 1989 and successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and vice party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. He has served as a party member of the Company since August 2014. From September 2014 to February 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he has been a party member and vice president of CEA Holding. Mr. Feng graduated from Shanxi Finance and Economics Institute majoring in commercial business management, and obtained an Executive Master of Business Administration degree from Fudan University. He is qualified as a professor-level senior economist.

Mr. Cheng Guowei, is currently a vice president and party member of the Company and a vice president, party member and the safety director of CEA Holding. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as a vice president and party member of CEA Holding since December 2019. He has served as a vice president and party member of the Company since January 2020. He served as the Safety Director of the Company from February 2020 to July 2020, and has served as the safety director of CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer.

Mr. Liu Tiexiang, is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Liu joined the civil aviation industry in 1983, and served as the manager of the flight training center of training department, the deputy general manager of the aviation safety technology department and the deputy general manager of the flight technology management department of Air China, and the general manager of the flight technology management department, deputy chief and party member of the general fleet and chief and vice party secretary of the general fleet of Air China. From April 2011 to August 2014, he served as the chief pilot of Air China. From March 2012 to January 2013, he also served as the general manager, party member and deputy secretary of the operation control center of Air China, and the deputy chief operating officer of Air China. From January 2013 to August 2014, he also served as the general manager and vice party secretary of the Southwest Branch of Air China. From August 2014 to March 2020, he served as the vice president and party member of Air China. From April 2015 to March 2020, he also served as the chief operating officer of Air China. From May 2016 to March 2020, he also served as the chairman of Beijing Airlines Co., Ltd. Since March 2020, he has served as a vice president and party member of CEA Holding. Since April 2020, he has served as a vice president and party member of the Company. Mr. Liu graduated from the Correspondence Institute of the Party School of the CPC Central Committee majoring in economics and management, and holds the title of commanding senior pilot.

Mr. Wang Jian, is currently the Board secretary of the Company. Mr. Wang joined the civil aviation industry in 1995 and served as deputy head of the Company’s office, the deputy general manager of the Shanghai Business Office of the Company, and the deputy general manager of the Shanghai Business Office of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s securities affairs from May 2009 to April 2012. He has served as the Board secretary of the Company since April 2012. He also served as the head of the Board office of the Company from April 2014 to May 2016. He served as a director and the general manager of Eastern Airlines Industry Investment from November 2016 to February 2019. He has also served as the head of the Board office of the Company since May 2018. He has served as the chairman of Eastern Airlines Industry Investment since February 2019, and also served as a director of AFK since July 2019. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of CEA. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University.

Retired Director, Supervisor and Senior Management during the Reporting Period

Mr. Wang Junjin, served as a Director of the Company during the Reporting Period. He is currently the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. In October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. From December 2019 to December 2020, he served as Director of the Company. Mr. Wang has a postgraduate degree and obtained a Master of Business Administration degree.

Mr. Lin Wanli, served as an independent Director of the Company during the Reporting Period. Mr. Lin is currently an external director of Central Enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways from December 1995 to March 2001, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd. from April 2001 to December 2006, and a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and the chairman and party secretary of China Railway Materials Co., Ltd. from August 2013 to June 2015, a director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and the chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has served as an external director of Central Enterprise. Since February 2017, he has served as an external director of China National Agricultural Development Group Co., Ltd. Since January 2018, he has served as a non-executive director of China Construction Science & Technology Group Co., Ltd. From August 2018 to December 2020, he served as an independent Director of the Company. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master of Business Administration degree from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Mr. Yuan Jun, served as an employee representative Director and chairman of the labour union of the Company and an employee representative director and chairman of the labour union of CEA Holding during the Reporting Period. Mr. Yuan joined the civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014 to March 2018, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the vice party secretary of the Company. From September 2016 to October 2018, he served as the head of Human Resources Department of CEA Holding. He served as an employee representative director of CEA Holding from December 2017 to December 2020, an employee representative Director of the Company from February 2018 to December 2020, the chairman of the labour union of the Company from April 2018 to May 2020 and the chairman of the labour union of CEA Holding from May 2018 to May 2020. Mr. Yuan holds an Executive Master of Business Administration degree from Fudan University and a senior political work specialist title.

Mr. Gao Feng, served as an employee representative Supervisor of the Company during the Reporting Period. Mr. Gao joined the civil aviation industry in 1984 and worked in China General Aviation Corporation. He served as a vice party secretary, secretary of the disciplinary committee and chairman of the labour union of the Shanxi Branch of the Company. He served as the party secretary of the Shanxi Branch of the Company from July 2009 to January 2014 and the party secretary, vice president and executive vice president of China United Airlines Co., Ltd. from January 2014 to October 2015. He served as the executive vice chairman of the labour union of the Company from October 2015 to November 2019, the director of the labour union office of the Company from June 2016 to November 2018, an employee representative Supervisor of the Company from August 2018 to December 2020 and the vice chairman of the labor union of CEA Holding from November 2018 to November 2019. He has been a member of party committee and deputy chief commander of the construction and operation command department of CEA Holding (CEA Corporation) in Beijing Daxing International Airport since November 2019. Mr. Gao graduated from the Central Party School of the Communist Party of China majoring in economic management, and obtained an Executive Master of Business Administration degree from Fudan University. He obtained a senior political work specialist title.

Mr. Wu Yongliang, served as a vice president, the chief financial officer and a party member of the Company and a vice president, the chief accountant and a party member of CEA Holding during the Reporting Period. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From April 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From March 2009 to August 2020, he served as the chief financial officer of the Company. He served as a vice president and party member of the Company from December 2011 to August 2020, a vice president and party member of CEA Holding from November 2017 to July 2020, and the chief accountant of CEA Holding from June 2018 to July 2020. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu holds an MBA degree and is a certified accountant.

B. Compensation

The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2020 for services performed as directors, supervisors and officers or employees of our Company was approximately RMB4.9 million. In addition, directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.

Details of the emoluments paid to our directors, supervisors and senior management for the year 2020 are as follows:

Total
Name and Principal Position	RMB’000
Directors
Liu Shaoyong*	—
Li Yangmin*	—
Tang Bing*	—
Independent Non-executive Directors
Shao Ruiqing	200
Cai Hongping	200
Dong Xuebo	60
Employee Representative Director
Jiang Jiang	2,361.1
Supervisors
Guo Lijun	—
Fang Zhaoya*	—
Zhou Huaxin	46.6
Senior Management
Xi Sheng*	—
Zhou Qimin*	—
Feng Dehua*	—
Cheng Guowei*	—
Liu Tiexiang*	—
Wang Jian	1,465.9
Retired Director, Supervisor and Senior Management
Wang Junjin*	—
Lin Wanli	—
Yuan Jun*	—
Gao Feng	559.5
Wu Yongliang*	—
Total	4,893.1

*

These directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding.

During the year ended December 31, 2020, no directors or supervisors of the Company waived their compensation.

C. Board Practices

All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. One of the supervisors is employee representative supervisor appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the terms and the expiration of the terms of the directors, executive officers and supervisors of the Company who have held their positions during the period from January 1, 2020 to April 28, 2021.

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	December 31, 2019	December 31, 2022
Li Yangmin	Vice Chairman President	December 31, 2019 December 31, 2019	December 31, 2022 December 31, 2022
Tang Bing	Director	December 31, 2019	December 31, 2022
Shao Ruiqing	Independent Non-executive Director	December 31, 2019	December 31, 2022
Cai Hongping	Independent Non-executive Director	December 31, 2019	December 31, 2022
Dong Xuebo	Independent Non-executive Director	December 31, 2019	December 31, 2022
Jiang Jiang	Employee Representative Director	December 28, 2020	December 31, 2022
	Vice President	December 31, 2019	January 18, 2021
Guo Lijun	Chairman of the Supervisory Committee	March 29, 2021	December 31, 2022
Fang Zhaoya	Supervisor	December 31, 2019	December 31, 2022
Zhou Huaxin	Employee Representative Supervisor	December 10, 2020	December 31, 2022
Xi Sheng	Chairman of the Supervisory Committee	December 31, 2019	January 18, 2021
	Vice President	January 18, 2021	December 31, 2022
Zhou Qimin	Chief Financial Officer	August 28, 2020	December 31, 2022
	Vice President	January 18, 2021	December 31, 2022
Feng Dehua	Vice President	December 31, 2019	December 31, 2022
Cheng Guowei	Vice President	January 15, 2020	December 31, 2022
Liu Tiexiang	Vice President	April 29, 2020	December 31, 2022
Wang Jian	Board Secretary	December 31, 2019	December 31, 2022

None of our directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.

Audit and Risk Management Committee

Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the HKEX. Currently, the Audit and Risk Management Committee comprised three members, namely Mr. Shao Ruiqing, as chairman of the committee, Mr. Cai Hongping and Mr. Dong Xuebo, all of which are independent non-executive directors, and satisfy the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members.

The Audit and Risk Management Committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the Audit and Risk Management Committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the Audit and Risk Management Committee. The Audit and Risk Management Committee holds at least three meetings each year. The Audit and Risk Management Committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Management Committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the Audit and Risk Management Committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The Audit and Risk Management Committee held 10 meetings in 2020.

Nominations and Remuneration Committee

Currently, the Nominations and Remuneration Committee comprised three members, namely Mr. Liu Shaoyong, the Chairman, Mr. Cai Hongping and Mr. Dong Xuebo. Mr. Cai Hongping and Mr. Dong Xuebo are independent non-executive director. When considering and approving nomination related matters, the Nominations and Remuneration Committee will be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee will be chaired by Mr. Cai Hongping.

The Nominations and Remuneration Committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of directors and senior management of the Company, examine the remuneration policies of directors and senior management of the Company, review the performance of our directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. The Nominations and Remuneration Committee held 4 meetings in 2020.

We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.

Planning and Development Committee

Currently, the Planning and Development Committee comprised three members, namely Mr. Tang Bing, a director, Mr. Dong Xuebo and Mr. Cai Hongping, both of them are independent non-executive director. Mr. Tang Bing was appointed as the chairman of the Planning and Development Committee.

The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held 6 meetings in 2020.

Aviation Safety and Environment Committee

Currently, the Aviation Safety and Environment Committee comprised three members, namely Mr. Li Yangmin, a director, Mr. Shao Ruiqing, an independent non-executive director and Mr. Jiang Jiang, an employee representative director. Mr. Li Yangmin was appointed as the chairman of the committee.

The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held 2 meetings in 2020.

D. Employees

Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.

The table below sets forth the number of our employees as of December 31, 2018, 2019 and 2020, respectively:

	As of December 31,
	2018	2019	2020
Pilots	7,634	8,284	8,837
Flight attendants and other aircrew staff	19,909	21,673	21,149
Maintenance personnel	12,262	12,960	13,258
Sales and marketing	3,978	4,009	4,040
Operation control	1,780	1,877	1,893
Information technology	1,025	1,116	1,168
Management	3,605	3,650	3,677
Ground Services and others	26,812	27,567	27,135
Total	77,005	81,136	81,157

In 2020, we continued to provide large-scale training with different emphasis on different personnel and construct our online study platform to integrate online and offline training resources. By setting up our online study platform, we integrated the online and offline training resources and enhanced the effects of training and studying. We focused on different professional trainings, concentrated on the development of talent for the key positions and set up clear development and training plans for the targeted personnel. For example, in 2020, we launched training programs for cabin crew, ground services personnel and maintenance personnel in relation to the new model of aircraft we introduced. We also prepared specific training plan for backup talents to enhance our talent reserve. Due to the impact of the COVID-19 pandemic, we adjusted our training program in a timely manner, added online training methods, and provided various types of training for the the middle and high level management personnel.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2020 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

Name of shareholder	Class of shares	Number of shares held		Percentage in the relevant class of Shares (%)	Percentage in total issued shares (%)
CEA Holding	A Shares	5,072,922,927	(2)	45.28	30.97
		457,317,073	(2)	4.08	2.79
	H Shares	2,626,240,000	(3)	50.73	16.03
CES Global	H Shares	2,626,240,000	(3)	50.73	16.03
HKSCC Nominees Limited	H Shares	4,701,626,955		90.82	28.70
Juneyao Group	A Shares	311,831,909	(4)	2.78	1.90
		808,441,233	(4)	7.22	4.94
	H Shares	529,677,777	(5)	10.23	3.23
Juneyao Airlines	A Shares	219,400,137	(4)	1.96	1.34
		589,041,096	(4)	5.26	3.60
		311,831,909	(4)	2.78	1.90
	H Shares	12,000,000	(5)	0.23	0.07
		517,677,777	(5)	10.00	3.16
Juneyao Hong Kong	H Shares	517,677,777	(5)	10.00	3.16
Shanghai Jidaohang	A Shares	589,041,096	(4)	5.26	3.60
Wang Junjin	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	529,677,777	(5)	10.23	3.23
Wang Han	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	558,769,777	(5)	10.79	3.41
Ye Jinqi	A Shares	1,120,273,142	(4)	10.00	6.84
	H Shares	529,677,777	(5)	10.23	3.23

Notes:

(1)	Based on the information available to the directors (including such information as was available on the website of the HKEX) and so far as they are aware, as of December 31, 2020.
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

(5)

Juneyao Airlines directly held 12,000,000 H Shares and Juneyao Hong Kong directly held 517,677,777 H Shares through HKSCC Nominees Limited. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group. Juneyao Group is the controlling shareholder of Juneyao Airlines. Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H Shares and 517,677,777 H Shares held directly by Juneyao Airlines and Juneyao Hong Kong. Juneyao Airlines is deemed to be interested in 517,677,777 H Shares held directly by Juneyao Hong Kong. Ms. Ye Jinqi is deemed to be interested in 558,769,777 H Shares held indirectly by Mr. Wang Junjin.

As of December 31, 2020, CEA Holding directly or indirectly held 49.79% of our issued and outstanding capital stock. Due to the completion of non-public issuance of H Shares and A Shares by us to Juneyao Airlines and Juneyao Group in 2019, the shareholding of Juneyao Airlines, Juneyao Group, Mr. Wang Junjin, Mr. Wang Han and Ms. Ye Jinqi in us increased in 2019, resulting in the dilution of the shareholding of CEA Holding in us. See “Item 4. Information on the Company – History and Development of the Company” for details of the non-public issuance of H Shares and A Shares. Neither CEA Holding nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

As of December 31, 2020, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2020 and April 15, 2021, there were 58 and 56 registered holders, respectively, of American Depositary Receipts evidencing 1,323,052 and 1,338,412 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

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

Eastern Aviation Import and Export Co., Ltd. (“EAIEC”), a 55% owned subsidiary of CEA Holding

Import and Export Services (previously known as Import and Export Agency Services)

On August 30, 2016, we entered into an agreement relating to the renewal of the existing import and export agency agreement with EAIEC, pursuant to which EAIEC and its subsidiaries will from time to time provide us with a range of import and export services including: (i) agency services for the import and export of goods, including aircraft and related raw materials, accessories, machinery and equipment, together with related insurance and financial services, required in the daily airlines operations and civil aviation business of us; (ii) the provision of transportation services as required by us in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies. The import and export services renewal agreement (previously known as import and export agency renewal agreement) is effective for a term of three years, from January 1, 2017 to December 31, 2019.

On August 30, 2019, we entered into an agreement relating to the renewal of the existing import and export services renewal agreement with EAIEC (the “Import and Export Services Agreement”), pursuant to which EAIEC and its subsidiaries will from time to time provide us with a range of import and export services in the conduct of foreign trade including: (i) provision of agency services for the import and export of goods in the conduct of foreign trade; (ii) provision of transportation management services in the conduct of foreign trade; and (iii) provision of aircraft on-board supplies procurement and other services. The Import and Export Services Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

For the year ended December 31, 2020, we paid handling charges of approximately RMB132 million to EAIEC. We currently have certain balances with EAIEC, which are trade in nature, interest-free and payable within normal credit terms. See Note 45(c) to the consolidated financial statements for more details.

China Eastern Airlines Media Co. Ltd. (“CEA Media”), a 55% owned subsidiary of CEA Holding

Advertising Service Agreement

On August 30, 2016, we entered into an agreement relating to the renewal of the existing advertising services agreement with CEA Media on substantially the same terms, pursuant to which CEA Media and its subsidiaries will from time to time provide us with multi-media advertising services to promote our business and to organize promotional functions and campaigns to enhance our reputation in the civil aviation industry. The advertising services renewal agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

On August 30, 2019, we entered into an agreement relating to the renewal of the existing advertising services agreement with CEA Media (the “Advertising Services Renewal Agreement”), pursuant to which CEA Media and its subsidiaries will from time to time provide us with multi-media advertising services to promote our business and to organize promotional functions and campaigns to enhance our reputation in the civil aviation industry. The Advertising Services Renewal Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

For the year ended December 31, 2020, we paid to Eastern Aviation Advertising approximately RMB26 million for advertising services.

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

For the year ended December 31, 2020, Eastern Aviation Advertising paid approximately RMB14 million in media royalty fees.

China Eastern Air Catering Investment Co., Ltd. (“CEA Catering”), a 55% owned subsidiary of CEA Holding with the remaining by our Company

Catering Service Agreements

On August 30, 2016, we entered into an agreement relating to the renewal of the existing catering services agreement with CEA Catering, pursuant to which CEA Catering and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide us with catering services (including the supply of meals and beverages, cutlery and tableware) and related storage and complementary services required in the day-to-day airline and ground operation of us. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of us to accommodate the operational needs of us.

On August 30, 2019, we entered into an agreement relating to the renewal of the existing catering services agreement with CEA Catering (the “Catering Services and Related Services Agreement”), pursuant to which CEA Catering and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide us with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. In addition, the Eastern Air Catering Entities (as the lessee) will lease lands and buildings owned by us (as the lessor) and will construct buildings and structures on lands leased from us, offsetting rent with construction costs. The Catering Services and Related Services Agreement is effective for a term of three years, from January 1, 2020 and December 31, 2022.

On August 28, 2020, we entered into an agreement relating to the daily connected transaction with CEA Catering (the “the Catering and Aircraft On-board Supplies Support Agreement”), pursuant to which we shall engage Eastern Air Catering Entities for the centralized procurement and the support and maintenance of operation of all of the catering, aircraft on-board supplies support and related services. In addition, Eastern Air Catering Entities shall provide property leasing services in the mode of “offsetting rent with construction costs” to us. The Catering and Aircraft On-board Supplies Support Agreement (the renewed catering service and related services agreement) is effective for a term of three years, from January 1, 2021 and December 31, 2023.

In 2020, we paid RMB812 million to CEA Catering for its provision of food, beverages, related tableware and the storage, recycling and other related services, and received RMB15 million from CEA Catering for our provison of property leasing services to CEA Catering.

Eastern Air Group Finance Co., Ltd., (“Eastern Finance”), a 53.75% owned subsidiary of CEA Holding

On August 30, 2016, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance and CES Finance, on substantially the same terms, pursuant to which Eastern Finance and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) agreed from time to time provide us with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services, such as: (a) the provision of services such as trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) the provision of services such as broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to us as and when they are needed). The financial services renewal agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

On August 30, 2019, we entered into an agreement relating to the renewal of the existing financial services agreement with Eastern Finance (the “Financial Services Agreement”), pursuant to which Eastern Finance and its subsidiaries agreed from time to time provide us with a range of financial services including: with a range of financial services including: (i) deposit services; (ii) loan services; and (iii) other financial services. The Financial Services Agreement is effective for a term of three years, from January 1, 2020 to December 31, 2022.

As of December 31, 2020, we had deposits amounting to RMB5,474 million placed with Eastern Finance, which paid interest to us at 0.35%per annum.

CEA Development Co. (“CEA Development”), a wholly-owned subsidiary of CEA Holding

On August 30, 2016, we entered into the complementary services renewal agreement (previously known as the existing maintenance and repair services agreement) with CEA Development, pursuant to which CEA Development and its subsidiaries (each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide us with a range of services including: (i) supply of equipment and materials and provision of maintenance and repair services to our automobiles and equipment; (ii) provision of property management services; (iii) provision of hotel accommodation services; and (iv) other complementary aviation services. The complementary services renewal agreement is effective for a term of three years, from January 1, 2017 to December 31, 2019.

On August 30, 2019, the Company entered into an agreement relating to the renewal of the existing complementary services agreement with CEA Development (the “Complementary Services Agreement”), pursuant to which CEA Development Entities will from time to time provide us with a range of services. According to the Complementary Services Agreement, CEA Development Entities will provide us with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel services, ground transportation services and other aviation supporting services.

For the year ended December 31, 2020, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB439 million.

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

On August 30, 2019, we entered into an agreement relating to the renewal of the existing freight logistics daily connected transactions framework agreement with Eastern Logistics on substantially the same terms (the “Freight Logistics Daily Connected Transactions Framework Agreement”), pursuant to which we will provide the freight logistics business support services, including (i) aircraft maintenance and its ancillary support services; (ii) cargo transport maintenance and its ancillary support services; (iii) information technology support services; (iv) cleaning services; (v) training services; and (vi) other daily support services, to Eastern Logistics required for the daily operation of its freight logistics business, and the Eastern Logistics will provide the cargo terminal business support services (as defined below), including (i) apron transfer services, cargo terminal operation services and security inspection services; and (ii) other daily support services, to us required for our daily business operation. The Freight Logistics Daily Connected Transactions Framework Agreement is effective for a term of three years, from January 1, 2020 to December 31, 2022.

For the year ended December 31, 2020, the amount payable by Eastern Logistics to us for the freight logistics support services amounted to approximately RMB185 million and the amount payable by us to Eastern Logistics for the cargo terminal business support services amounted to approximately RMB286 million.

Exclusive Operation Agreement for Passenger Aircraft Cargo Business

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

On September 29, 2020, we entered into the adjusted “passenger aircraft bellyhold space contractual operation proposal” with China Cargo Airlines, pursuant to which we clarified the coverage of the transaction, and the pricing method. In addition, the adjustment provided the cap amount of the Exclusive Operation Agreement (the adjusted “passenger aircraft bellyhold space contractual operation proposal”) for each of the three years ending December 31, 2020, 2021 and 2022. The Exclusive Operation Agreement is effective from January 1, 2020 to December 31, 2032.

For the year ended December 31, 2020 the actual amount paid by the China Cargo Airlines amounted to RMB4,895 million under the Exclusive Operation Agreement.

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

(f)

altogether 16 land properties owned by China Eastern Air Northwest Company (“CEA Northwest”), covering an aggregate site area of approximately 393,929 square meters together with a total of 115 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 88,440 square meters;

(g)	a total of altogether 33 guest rooms in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square meters located in Shanghai; and

(h)	other land and property facilities owned by CEA Holding may be leased to us from time to time due to our business and operational needs.

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

Pursuant to the Property Leasing and Construction and Management Agency Agreement, we will lease from CEA Holding and its subsidiaries (excluding Eastern Investment) the following properties, for use by us in our daily airlines and other business operations:

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

(g)	other land and property facilities owned by CEA Holding may be leased to us from time to time due to our business and operational needs.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, we will lease from Eastern Investment the following properties, for use by us in its daily airlines and other business operations:

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

(f)	other land and property facilities owned by Eastern Investment may be leased to us from time to time due to our business and operational needs.

The Property Leasing and Construction and Management Agency Agreement is effective for a term of three years commencing from January 1, 2020 to December 31, 2022.

For the year ended December 31, 2020, we paid a rental fee of RMB134 million under the property leasing renewal agreement.

Amendments to the Non-Competition Undertaking with CEA Holding

On December 22, 2017, we and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking of CEA Holding as set out in article 3 of the supplemental agreement I to the reorganization and division agreement entered into by both parties in 1996.

Pursuant to article 3 of the supplemental agreement I, CEA Holding has undertaken to us that, so long as we are listed in the PRC, Hong Kong or New York, if CEA Holding holds more than 35% of the issued shares of us or is deemed to be our controlling shareholder pursuant to the listing rules of relevant stock exchange(s) or relevant laws and regulations, CEA Holding shall not, in any place within or outside the PRC or in any way (including but not limited to carrying on through sole proprietorship, forming partnerships or joint ventures with others and holding shares or interests in other companies or enterprises, except that the shares held by CEA Holdings do not exceed 10% of our shares or enterprise as listed on a stock exchange) conduct any business or activities that is or may be in direct or indirect competition with our business.

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

Guarantee by CEA Holding

As of December 31, 2018, 2019 and 2020, bonds issued by us in an aggregate amount of RMB7.8 billion were guaranteed by CEA

Holding.

See Note 45(d) to the consolidated financial statements.

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

On January 19, 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board of Directors agreed us to invest and establish not more than 67 subsidiaries in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The term of each guarantee will not exceed 15 years commencing from the actual date when we provide guarantee to each subsidiary. The guarantee was considered and approved at the general meeting of the Company held on February 8, 2018.

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

A further guarantee was considered and approved at the 2021 first regular meeting of the Board of Directors held on January 26, 2021, which passed the resolution to provide guarantees to certain wholly-owned subsidiaries and agreed us to offer three wholly owned subsidiries, namely, Shanghai Eastern Flight Training Co., Ltd., China Eastern Aviation Technology Co., Ltd. and One Two Three Airlines Co., Ltd. or their wholly-owned subsidiaries with the aggregate guarantee amount not exceeding RMB1 billion. The term of the guarantee will not exceed 10 years and shall be consistent with the term of the principal debt of the gurantee.

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

2020–2022 Aircraft Finance Lease Framework Agreement

On August 30, 2019, we entered into an agreement relating to the renewal of the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide finance lease to us (as lessee(s)) in respect of the aircraft (the “2020–2022 Aircraft Finance Lease Framework Agreement”) with reference to the transaction practices for years between the parties for aircraft finance lease. Pursuant to the 2020–2022 Aircraft Finance Lease Framework Agreement, for certain aircraft which we intend to purchase during the years from 2020 to 2022, if, as evaluated on requests for proposals, the finance plans proposed by CES Leasing are better than the plans proposed by other parties (including, but not limited to the overall financial cost quoted in the finance plans proposed by CES Leasing being more competitive than those under other plans), we agreed to select CES Leasing for relevant transactions.

2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement

On August 30, 2019, we entered into an agreement relating to the renewal of the 2018-2019 Aircraft and Aircraft Engines Operating Lease Framework Agreement with CES Leasing on substantially the same terms, pursuant to which CES Leasing Group (as lessor(s)) agreed to provide operating leasing to us (as lessee(s)) in respect of the aircraft and aircraft engines (the “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement”) with reference to the transaction practices for years between parties for aircraft and engine operating leasing agreements. According to such agreement, if, as evaluated on requests for proposals, the operating lease plans proposed by CES Leasing are better than other plans, we agreed to select CES Leasing for relevant transactions.

For the year ended December 31, 2020, the actual amount paid by us for aircraft lease services (including aircraft finance lease and aircraft operating lease services) was approximately RMB6,667 million.

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

For the year ended December 31, 2020, the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services received by us was approximately RMB105 million and the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services paid by us was approximately RMB221 million. The actual amount for the aeronautical materials, components and spare parts supply, leasing and maintenance services paid by us to Air France-KLM was approximately RMB10 million.

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

On March 30, 2021, the Board of Directors considered and approved the 2020 profit distribution proposal in the second regular meeting in 2021, and recommended the Company not to distribute profit for 2020.

The independent non-executive directors of the Company consider that the Company’s 2020 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the PRC Company Law, the PRC Securities Law, relevant laws and regulations of the CSRC and the Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2020 profit distribution proposal to the 2020 annual general meeting of the Company for consideration.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2020 general meeting of our Company.

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

B. Significant Changes

Significant Post Financial Statements Events

On March 12, 2021, the Company issued two series of corporate bonds with a total principal of RMB9 billion on the Shanghai Stock Exchange. The first series of corporate bonds with a total principal amount of RMB3 billion bears interest at the rate of 3.95% per annum and the principal of the bonds will mature and become repayable on March 12, 2031. Another series of corporate bonds with a total principal amount of RMB6 billion bears interest at the rate of 3.68% per annum and the principal of the bonds will mature and become repayable on March 12, 2027.

On March 29, 2021, the Company’s extraordinary general meeting approved the Proposal for the Non-public Issuance of A shares by China Eastern Airlines Corporation Limited, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding. It is expected that the proceeds to be raised will be not more than RMB10,828 million.

Item 9. The Offer and Listing

A. Offer and Listing Details

The principal trading market for our H Shares is the HKEX (Code: 00670). The ADSs, each representing 50 H Shares, have been issued by BNYM as Depositary and are listed for trading on the NYSE under the symbol “CEA”. Prior to our initial public offering and subsequent listings on the NYSE and the HKEX on February 4 and 5, 1997, respectively, there was no market for our H Shares or ADSs. Our publicly traded domestic shares, or A shares, have been listed on the Shanghai Stock Exchange (Code: 600115) since November 5, 1997.

As of December 31, 2020, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2020 and April 15, 2021, there were 58 and 56 registered holders, respectively, of American Depositary Receipts evidencing 1,323,052 and 1,338,412 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 11,202,731,426 domestic ordinary shares were also outstanding as of December 31, 2020.

B. Plan of Distribution

Not applicable.

C. Markets

Our H Shares are listed for trading on the HKEX (Code: 00670), our ADSs are listed for trading on the NYSE under the symbol “CEA” and our A Shares are listed for trading on the Shanghai Stock Exchange (Code: 600115).

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

Description of the Shares

As of December 31, 2020, our share capital structure was as follows: 16,379,509,203 ordinary shares, comprising a total of 11,202,731,426 A Shares, representing 68.39% of our total share capital, a total of 5,176,777,777 H Shares, representing 31.61% of our total share capital.

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

The Listing Agreement between us and the HKEX further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the “Mandatory Provisions”). These sections include provisions relating to (i) varying the rights of existing classes of shares; (ii) voting rights; (iii) our power to purchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

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

Sources of Shareholders’ Rights

The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and Company Law. The Articles of Association incorporate mandatory provisions in accordance with Mandatory Provisions. We are further subject to management ordinances applicable to the listed companies in Hong Kong SAR and the United States, as our H Shares are listed on the HKEX and the NYSE (in the form of ADSs).

In addition, for so long as the H Shares are listed on the HKEX, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities and Futures Ordinance of Hong Kong (the “SFO”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

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

The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

1.	in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange under Article 31, a “controlling shareholder” within the meaning of Article 54;

2.	in the case of a repurchase of shares by an off-market contract under Article 31, a holder of the shares to which the proposed contract relates; and

3.

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

Dividends

Under current Hong Kong Inland Revenue Department practice, no profits tax is payable by the recipient in respect of dividends we paid.

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as a capital asset. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. If a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from the sales of H shares effected on the HKEX as these gains are considered to be trading gains derived from Hong Kong. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for unincorporated businesses (i.e. individuals). From the year of assessment 2018/19, a concessionary tax rate (i.e. half of the current tax rate) can apply to corporations or unincorporated businesses for the first HK$2 million of assessable profits subject to applicable conditions.

No profits tax liability will arise on trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong (e.g. on the NYSE).

Hong Kong Stamp Duty

Stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is levied at the total rate of 0.2% (0.1% for each of sold note and bought note) of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). The rate will increase to the total rate of 0.26% (0.13% for each of sold note and bought note) for every sale and purchase of H Shares occurring on or after August 1, 2021. In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the amount of unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such unpaid amount.

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

Taxation of Dividends by China

Individual investors

The Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, provide that dividends from Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, on July 21, 1993, the Chinese State Tax Bureau issued a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals Numbered Guo Shui Fa [1993] No. 045, or No. 45 Document which provides that dividends from a Chinese company on shares listed on an overseas stock exchange, or Overseas Shares, such as H Shares (including H Shares represented by ADSs), would not be subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares.

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

On October 31, 2014, CSRC, MOF and STA together promulgated The Notice of the Relevant Tax Policy of the Pilot Program for the Shanghai-Hong Kong Stock Connect (Hereinafter refer to as Notice 81) which has been effective from November 17, 2014. Pursuant to Notice 81, for dividends acquired by mainland individual investors through investment in H-shares listed on the HKEX via Hong Kong-Shanghai Stock Connect, the H-share company shall apply to China Securities Depository and Clearing Corporation Limited (Hereinafter refer to as Chinese Clearing). Chinese Clearing shall provide the H-share company with the mainland individual’s investor rosters. The H-share company withholds the individual income tax at the tax rate of 20%. For dividends acquired by mainland securities investment funds through investment in shares listed on the HKEX via Hong Kong- Shanghai Stock Connect, the individual income tax shall be collected according to the regulations hereinbefore.

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

In accordance with the Notice 81, (a) dividends acquired by mainland enterprise investors through investment in shares listed on the HKEX via Hong Kong-Shanghai Stock Connect will be accounted into their total income and subject to enterprise income tax according to the laws. Among those, for the dividends acquired by mainland enterprise investors through continuing holding H shares for 12 months, the enterprise income tax shall be exempted according to the laws; (b) the H-share company listed on the HKEX shall apply to the Chinese Clearing to offer them the mainland enterprise investor rosters. The H-share company does not withhold income tax from dividends for mainland enterprise investors. The enterprises shall declare and pay by themselves; and (c) the mainland enterprise investors may apply for tax credits for dividends already withheld by non-H-share listed companies on the HKEX when declaring and paying the enterprise tax income.

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

Notice 81 requires, (a) from November 17, 2014 to November 16, 2017, the income tax from transfer price difference will be temporarily exempted for mainland individual investors’ investment in shares listed on the HKEX through Hong Kong-Shanghai Stock Connect; (b) for mainland individual investors, the business tax from transfer price difference in the trading of shares listed on the HKEX through Hong Kong- Shanghai Stock Connect will be temporarily exempted according to current policy; and (c) the income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong individual investors’ investment in A-shares listed on the Shanghai Stock Exchange.

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

Pursuant to Notice 81, the income tax from transfer price difference will be accounted into the total income and subject to enterprise income tax according to the laws for mainland enterprise investors’ investment in shares listed on the HKEX through Hong Kong-Shanghai Stock Connect. For mainland enterprise investors, the business tax from transfer price difference in the trading of shares listed on the HKEX through Hong Kong-Shanghai Stock Connect shall be levied and exempted according to current policy. Income tax and the business tax from transfer price difference will be temporarily exempted for Hong Kong enterprise investors’ investment in A-shares listed on the Shanghai Stock Exchange.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are, with respect to ADSs, readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2019 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

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

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as “marketable stock” because the ADSs are listed on the NYSE. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Further, the stock of any of our subsidiaries that were PFICs that is deemed owned pursuant to the attribution rules discussed above would not be eligible for the mark-to-market election.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:

1.	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

2.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our interest rate risk primarily arises from borrowings and lease liabilities. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose us to fair value interest rate risk. We determine the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

Our finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact our performance. To hedge against the variability in the cash flows arising from a change in market interest rates, we have entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to us and interest rate swaps are disclosed in Notes 36 and 23 to the consolidated financial statements.

The following tables detail the interest rate profiles of our interest-bearing financial instruments at the reporting date:

	2020	2019
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	7,651	1,350
Restricted bank deposits	12	6
Borrowings	(13,328)	(3,943)
Lease liabilities	(44,541)	(49,851)
Interest rate swaps at notional amount	4,504	6,194

	2020	2019
	RMB million	RMB million
Fixed rate instruments
Borrowings	(74,567)	(47,929)
Lease liabilities	(51,710)	(60,424)

The following table indicates the approximate change in our profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2020		2019
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	(94)	8	(98)	12

Foreign Currency Exchange Rate Risk

We operate our business in many countries and territories. We generate our revenue in different currencies, and the amount of our foreign currency liabilities at the end of the period is much higher than that of our foreign currency assets. Our major liability items (mainly resulting from purchases of aircraft) are mainly priced and settled in foreign currencies, primarily USD. We are exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, we are permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

In addition, fluctuations in foreign currency exchange rates will affect our future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The following tables detail our exposure to major currency risk at the reporting date:

	2020
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	10	2	—	2
Cash and cash equivalents	968	4	3	3
Other receivables	115	3	1	12
Other non-current assets	150	—	—	—
Trade and other payables	(108)	(1)	—	—
Lease liabilities	(36,267)	(8)	(85)	(142)
Borrowings	(375)	(2,664)	(2,466)	(3,162)

	2019
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	28	47	5	59
Cash and cash equivalents	635	63	5	10
Other receivables	2,065	3	1	13
Other non-current assets	180	—	—	—
Trade and other payables	(105)	(3)	—	(6)
Lease liabilities	(45,674)	—	(397)	(183)
Borrowings	(870)	(3,073)	(2,587)	(3,205)

The following tables indicate the approximate change in our consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2020		2019
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(266)/266	—	(328)/328	41/(41)
If RMB (weakens)/strengthens against JPY	(25)/25	—	(25)/25	—
If RMB (weakens)/strengthens against EUR	(20)/20	—	(22)/22	—
If RMB (weakens)/strengthens against SGD	(19)/19	—	(22)/22	—

Fuel Price Fluctuation Risk

Jet fuel is a major component of our operating expenses and our results are significantly affected by the volatility in the price of jet fuel. For the year ended December 31, 2020, if fuel price had been 5% lower/higher with all other variables held constant, our fuel cost would have been RMB692 million lower/higher (2019: RMB1,710 million lower/higher).

Our policy is to reduce fuel price risk by hedging a percentage of its expected fuel consumption. Fuel forward contracts are used to achieve our desired hedging position. An increase of 5 percent in the jet fuel price at the reporting date would have resulted in a change in other comprehensive income by the amounts shown below. It represents the change in fair value of fuel forward contracts at the reporting date.The analysis assumes that all other variables remain constant.

	2020	2019
	Effect on other comprehensive income	Effect on other comprehensive income
	RMB million	RMB million
Fuel forward contracts	62	—

Equity Price Risk

We are exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 28) and equity investments designated at fair value through other comprehensive income (Note 22) as of December 31, 2020. Our listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31, 2020	High/Low 2020	December 31, 2019	High/Low 2019
Hong Kong – Hang Seng Index	27,231	29,056/21,696	28,190	30,157/25,064
Shanghai – A Share Index	3,640	3,640/2,788	3,196	3,426/2,580

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as of December 31, 2020.

	Carrying amount of equity investment	Increase/(decrease) in profit or loss	Increase/(decrease) in comprehensive income
	RMB million	RMB million	RMB million
2020
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	457	—	34/(34)
Shanghai – Financial asset at fair value through profit or loss	95	7/(7)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	538	—	40/(40)
2019
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	496	—	37/(37)
Shanghai – Financial asset at fair value through profit or loss	121	9/(9)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	778	—	58/(58)

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our ADSs, each representing 50 H shares, are traded on the NYSE under the symbol “CEA”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as depositary under the Deposit Agreement, dated as of February 5, 1997, among the Company, BNYM and holders and beneficial owners of ADSs. BNYM’s principle executive office is at 240 Greenwich Street, New York City, New York, U.S. ADS holders are required to pay the following service fees to BNYM:

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

For the past annual period, from January 1, 2020 to December 31, 2020, the Company received no continuing stock exchange annual listing fees and reimbursement fees from the depositary, and the depositary waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$115,987.6.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRSs.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm in Shanghai, the PRC, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During 2020, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants, Ernst & Young Hua Ming LLP and its affiliates for the year ended December 31, 2019 and 2020, and all other fees (including value-added taxes) billed for products and services provided by our principal accountants other than the audit fees and audit-related fees and tax fees:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2019	16,750,000	1,250,000	227,513	658,916
2020	15,900,000	430,000	484,374	—

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.

Audit Fees

Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRSs and PRC Accounting Standards for Business Enterprises as of and for the years ended December 31, 2019 and 2020.

Audit-Related Fees

Audit-Related fees for the year ended December 31, 2020 primarily consist of fees for the verification services of passenger aircraft cargo business.

Audit-Related fees for the year ended December 31, 2019 primarily consist of fees for the capital verification services, issuing comfort letters in respect of the statement relating to the sufficiency of working capital and the statement of indebtedness, and the verification services of revenue regarding the bellyhold space.

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

Item 16F. Changes in Registrant’s Certifying Accountant

(a) Change of Principal Accountant

Not Applicable

(b) Engagement of New Principal Accountant

Not Applicable

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Majority independent requirement of the Board of Directors	Section 303A.01 of the Listed Company Manual requires that listed companies must have a majority of independent directors.	There is no identical corporate governance requirement in the PRC. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board of Directors be independent as determined thereunder. The standards for establishing independence set forth under the Independent Director Guidance of the PRC differ, to some extent, from those set forth in the NYSE Listed Company Manual. We currently have three independent directors out of a total of seven directors.

Non-management directors must meet at regularly scheduled executive sessions without management participation	Section 303A.03 of the Listed Company Manual requires non- management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC.

Audit and Risk Management Committee	Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary.	There is no identical corporate governance requirement in the PRC. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. The Audit and Risk Management Committee of the Company is composed of three members, all of which are independent non-executive directors.

Nominating/Corporate Governance Committee	Section 303A.04 of the Listed Company Manual requires that (i) listed companies must have a nominating/corporate governance committee composed entirely of independent directors and (ii) the nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors. The Nominations and Remuneration Committee is a specialized committee under the Board of Directors. It is responsible for the discussion in regard to nominees, standards and procedures for selecting directors and senior management of the Company and making recommendations; responsible for studying and examining the remuneration policy and solutions of directors and senior management of the Company; responsible for studying the performance appraisal standards for directors and senior management of the Company, conducting appraisals and making recommendation.

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Compensation Committee	Section 303A.05 of the Listed Company Manual requires that listed companies must (i) have a compensation committee composed entirely of independent directors and (ii) the compensation committee must have a written charter that addresses the committee’s purposes and responsibilities and an annual performance evaluation of the committee.	We have established a Nominations and Remuneration Committee. The merger of the Nomination Committee and Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the ordinary meeting of the Board of Directors held on March 19, 2010. The Nominations and Remuneration Committee currently consists of three members, two of which are independent non-executive directors.

Code of Business Conduct and Ethics	Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.	As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Report of Directors” of our 2020 Hong Kong Annual Report, which can be accessed through the following link:

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0427/2021042701934.pdf

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Reference is made to pages F-1 to F-88.

Item 19. Exhibits

(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.

(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on December 31, 2019 (English translation) (Furnished to the Securities and Exchange Commission on our Form 6-K as filed on January 2, 2020).**

2.1	Specimen Certificate for the H Shares.**

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts (Filed as FORM OF DEPOSIT AGREEMENT on our Form F-6 as filed on July 26, 2010).**

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties (Filed as Exhibit 4.27 to our Form 20-F as filed on April 24, 2013).*/**

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS (Filed as Exhibit 4.28 to our Form 20-F as filed on April 24, 2013).*/**

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company (Filed as Exhibit 4.29 to our Form 20-F as filed on April 24, 2013).*/**

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company (Filed as Exhibit 4.30 to our Form 20-F as filed on April 24, 2013).*/**

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.5 to our Form 20-F as filed on April 25, 2015).*/**

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.6 to our Form 20-F as filed on April 25, 2015).*/**

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS (Filed as Exhibit 4.7 to our Form 20-F as filed on April 25, 2015).*/**

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company (Filed as Exhibit 4.8 to our Form 20-F as filed on April 25, 2016). */**

8.1	List of Subsidiaries (as of December 31, 2020).

11.1	Code of Ethics (English translation) (Filed as Exhibit 11.1 to our Form 20-F as filed on June 24, 2008).**

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 28, 2021

Audited Financial Statements

CHINA EASTERN AIRLINES CORPORATION LIMITED

(Established in the People’s Republic of China with limited liability)

December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective method in 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of contract liabilities for frequent flyer program

Description of the Matter	As disclosed in Notes 2.4, 3, 5 and 34 to the consolidated financial statements, the Group operates a frequent flyer program that issues mileage points to program members for future redemption. The Group defers a portion of passenger revenue attributable to the mileage points issued using the relative stand-alone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The standalone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed, adjusted for mileage points that are not expected to be redeemed (“Breakage”). At December 31, 2020, the Group’s contract liabilities for frequent flyer program amounted to RMB 1,781 million.

Auditing the Group’s estimation was complex due to the significant assumptions used in determining the estimated stand-alone selling price of mileage points, which include the testing of historical prices of equivalent flights and goods provided for redemption of mileage points and the estimated Breakage. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s accounting for its frequent flyer program, including controls over management’s review of the significant assumptions discussed above and the completeness and accuracy of the underlying data used.

Our audit procedures included, among others, evaluating the Group’s methodology for estimating the stand-alone selling price of mileage points including Breakage. We tested the historical prices of equivalent flights and goods provided for redemption of mileage points, including the completeness and accuracy of the underlying data used in the calculation. We also compared the estimated Breakage with the Group’s historical redemption pattern and further considered current industry and economic trends and other relevant factors that might trigger changes to the estimated Breakage. Additionally, we tested the completeness and accuracy of the underlying mileage points data used in the Group’s methodology and performed sensitivity analyses to evaluate the changes to the Group’s contract liabilities that would result from changes in the Breakage.

Provision for lease return costs for aircraft and engines

Description of the Matter	At December 31, 2020, the Group’s provision for lease return costs for aircraft and engines under lease arrangements totaled RMB6,990 million. As described in Notes 2.4, 3 and 37 to the consolidated financial statements, certain lease arrangements contain provisions for the Group’s obligations to fulfill certain return conditions at the end of their respective lease terms. The Group estimates its provision for lease return costs for aircraft and engines by taking into account anticipated aircraft and engines’ utilization patterns and the anticipated return costs derived from historical experience of actual return costs incurred. These costs are recognized as part of the right-of-use assets on the Group’s consolidated statement of financial position and are depreciated over their respective lease terms.

Auditing the Group’s provision for lease return costs for aircraft and engines involved complex auditor judgment due to the estimation uncertainty of the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to quantify the provision. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Group’s controls over the measurement of the provision for lease return costs, including testing controls over management’s review of anticipated aircraft and engines’ utilization patterns and anticipated return costs.

To test the Group’s lease return provision, our audit procedures included, among others, evaluating the estimation used by the Group to determine the provision based on contractual clauses by testing a sample of lease arrangements with return condition clauses. We compared management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns. Additionally, we evaluated anticipated return costs by comparing management’s prior years’ anticipated return costs estimates with actual return costs incurred by the Group.

Impairment testing of aircraft and engines and allocated goodwill

Description of the Matter	At December 31, 2020, the carrying amount of the Group’s owned and leased aircraft and engines and allocated goodwill included in the cash-generating unit of airline transportation operations was RMB80,959 million, RMB115,678 million and RMB11,270 million, respectively. As disclosed in Notes 2.4, 3, 16 and 19 to the consolidated financial statements, the Group performs an impairment test on aircraft and engines when an indication of impairment exists, and performs a goodwill impairment test annually or more frequently if events or changes in circumstances indicate that the value may be impaired. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. Management uses the value in use of the cash-generating unit of airline transportation operations to determine the recoverable amount. Estimating the value in use requires the Group to estimate the projected future cash flows from the cash-generating unit and to choose a suitable discount rate to calculate the present value of those projected cash flows.

Auditing the Group’s impairment test of owned and leased aircraft and engines and allocated goodwill included in the cash generating unit of airline transportation operations was complex due to the significant estimation required in determining the value in use of the cash-generating unit. In particular, the estimated value in use was sensitive to significant assumptions such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment testing of owned and leased aircraft and engines and allocated goodwill included in the cash generating unit of airline transportation operations, including controls over management’s review of the significant assumptions described above and the data used in the valuation.

To test the value in use estimates of the cash-generating unit of airline transportation operations, our audit procedures included, among others, evaluating the valuation methodology and testing the significant assumptions discussed above and the underlying data used by the Group in its assessment. We involved our valuation specialists to assist in evaluating management’s valuation methodology and assessing the terminal growth rate and discount rate applied. We compared the significant assumptions used by management to current industry and economic trends and other relevant factors and assessed management’s projected cash flows by comparing the Group’s historical estimates to actual results. Additionally, we performed sensitivity analyses to evaluate the changes in the value in use of the cash-generating unit that would result from changes in the significant assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Shanghai, the People’s Republic of China

April 28, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited

Opinion on Internal Control Over Financial Reporting

We have audited China Eastern Airlines Corporation Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Eastern Airlines Corporation Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 28, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 28, 2021

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018

(Amounts in millions except for per share data)

		2020	2019	2018
	Notes	RMB million	RMB million	RMB million
Revenue	5	58,727	120,986	115,278
Other operating income and gains	6	5,698	7,202	6,592

Operating expenses
Aircraft fuel		(13,840)	(34,191)	(33,680)
Take-off and landing charges		(9,331)	(16,457)	(14,914)
Depreciation and amortization		(22,255)	(22,080)	(15,313)
Wages, salaries and benefits	8	(20,827)	(24,152)	(22,134)
Aircraft maintenance		(3,451)	(3,380)	(3,738)
Food and beverages		(1,589)	(3,667)	(3,383)
Low value and short-term lease rentals		(358)	(631)	—
Aircraft operating lease rentals		—	—	(4,306)
Other operating lease rentals		—	—	(928)
Selling and marketing expenses		(1,570)	(4,134)	(3,807)
Civil aviation development fund		—	(1,831)	(2,235)
Ground services and other expenses		(872)	(2,476)	(2,845)
Impairment charges	9	(184)	(4)	(318)
Impairment losses on financial assets, net	10	(32)	(16)	(27)
Fair value changes of financial asset at fair value through profit or loss		(26)	25	(27)
Gain on fair value changes of derivative financial instruments		—	—	311
Indirect operating expenses		(3,930)	(5,113)	(5,217)

Total operating expenses		(78,265)	(118,107)	(112,561)

Operating (loss)/profit	7	(13,840)	10,081	9,309
Share of results of associates	20	(82)	265	170
Share of results of joint ventures	21	(13)	17	34
Finance income	11	2,660	96	110
Finance costs	12	(5,213)	(6,160)	(5,767)

(Loss)/profit before income tax		(16,488)	4,299	3,856
Income tax credit/(expense)	13	3,927	(819)	(926)

(Loss)/profit for the year		(12,561)	3,480	2,930

(Loss)/profit attributable to:
Equity holders of the Company		(11,836)	3,192	2,698
Non-controlling interests		(725)	288	232

		(12,561)	3,480	2,930

(Loss)/earnings per share attributable to the equity holders of the Company
– Basic and diluted (RMB)	15	(0.72)	0.21	0.19

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018

(Amounts in millions except for per share data)

		2020	2019	2018
	Notes	RMB million	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges
Effective portion of changes in fair value of hedging instruments arising during the year		153	40	64
Reclassification adjustments for losses/(gains) included in the consolidated statement of profit or loss		57	(186)	(7)
Income tax effect		(52)	36	(14)

		158	(110)	43

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		158	(110)	43

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(209)	16	(247)
Share of other comprehensive income of an associate, net of tax	20	2	7	(24)
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax	38	(61)	40	(115)

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(268)	63	(386)

Other comprehensive income for the year, net of tax		(110)	(47)	(343)

Total comprehensive income for the year		(12,671)	3,433	2,587

Total comprehensive income attributable to:
Equity holders of the Company		(11,940)	3,141	2,358
Non-controlling interests		(731)	292	229

		(12,671)	3,433	2,587

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

(Amounts in millions except for per share data)

	Notes		2020 RMB million	2019 RMB million
Non-current assets
Property, plant and equipment	16		101,043	99,437
Investment properties	17		166	653
Right-of-use assets	18	(a)	118,210	128,704
Intangible assets	19		11,718	11,698
Advanced payments on acquisition of aircraft			17,240	16,222
Investments in associates	20		1,793	1,977
Investments in joint ventures	21		594	627
Equity investments designated at fair value through other comprehensive income	22		995	1,274
Derivative financial instruments	23		37	27
Other non-current assets	24		5,345	3,970
Deferred tax assets	25		5,011	853

			262,152	265,442

Current assets
Flight equipment spare parts	26		2,054	2,407
Trade receivables	27		1,124	1,717
Financial asset at fair value through profit or loss	28		95	121
Prepayments and other receivables	29		11,198	14,093
Derivative financial instruments	23		362	43
Restricted bank deposits	30		12	6
Cash and cash equivalents	31		7,651	1,350
Assets classified as held for sale	32		2	6

			22,498	19,743

Current liabilities
Trade and bills payables	33		3,220	3,877
Contract liabilities	34		3,671	10,178
Other payables and accruals	35		21,619	22,602
Current portion of lease liabilities	18	(b)	14,073	15,590
Current portion of borrowings	36		57,150	25,233
Income tax payable			48	351
Current portion of provision for lease return costs for aircraft and engines	37		24	519
Derivative financial instruments	23		3	13

			99,808	78,363

Net current liabilities			(77,310)	(58,620)

Total assets less current liabilities			184,842	206,822

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

(Amounts in millions except for per share data)

	Notes		2020 RMB million	2019 RMB million
Non-current liabilities
Lease liabilities	18	(b)	82,178	94,685
Borrowings	36		30,745	26,604
Provision for lease return costs for aircraft and engines	37		6,966	6,659
Contract liabilities	34		1,320	1,499
Derivative financial instruments	23		138	10
Post-retirement benefit obligations	38		2,373	2,419
Other long-term liabilities	39		1,955	2,278
Deferred tax liabilities	25		13	22

			125,688	134,176

Net assets			59,154	72,646

Equity
Equity attributable to the equity holders of the Company
– Share capital	40		16,379	16,379
– Reserves	41		39,870	52,629

			56,249	69,008

Non-controlling interests			2,905	3,638

Total equity			59,154	72,646

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018

(Amounts in millions except for per share data)

	Attributable to the equity holders of the Company
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
At January 1, 2018	14,467	26,688	14,205	55,360	3,418	58,778
Effect of adoption of IFRS 9	—	667	(22)	645	—	645
Effect of adoption of IFRS 15	—	—	383	383	3	386

At January 1, 2018	14,467	27,355	14,566	56,388	3,421	59,809

Profit for the year	—	—	2,698	2,698	232	2,930
Other comprehensive income	—	(340)	—	(340)	(3)	(343)

Total comprehensive income for the year	—	(340)	2,698	2,358	229	2,587
Final 2017 dividend	—	—	(738)	(738)	—	(738)
Dividend paid to non-controlling interests	—	—	—	—	(57)	(57)
Transfer from retained profits	—	30	(30)	—	—	—

At December 31, 2018	14,467	27,045 *	16,496 *	58,008	3,593	61,601

At January 1, 2019	14,467	27,045 *	16,496 *	58,008	3,593	61,601
Effect of adoption of IFRS16	—	—	(1,595)	(1,595)	(163)	(1,758)

At January 1, 2019	14,467	27,045	14,901	56,413	3,430	59,843

Profit for the year	—	—	3,192	3,192	288	3,480
Other comprehensive income	—	(51)	—	(51)	4	(47)

Total comprehensive income for the year	—	(51)	3,192	3,141	292	3,433
Issue of shares	1,912	7,530	—	9,442	—	9,442
Dividend paid to non-controlling interests	—	—	—	—	(84)	(84)
Transfer from retained profits	—	212	(212)	—	—	—
Others	—	11	1	12	—	12

At December 31, 2019	16,379	34,747 *	17,882 *	69,008	3,638	72,646

Loss for the year	—	—	(11,836)	(11,836)	(725)	(12,561)
Other comprehensive income	—	(104)	—	(104)	(6)	(110)

Total comprehensive income for the year	—	(104)	(11,836)	(11,940)	(731)	(12,671)
Final 2019 dividend	—	—	(819)	(819)	—	(819)
Dividend paid to non-controlling interests	—	—	—	—	(2)	(2)

At December 31, 2020	16,379	34,643 *	5,227 *	56,249	2,905	59,154

*

As at December 31, 2020, these reserve accounts comprise the consolidated reserves of RMB39,870 million (2019: RMB52,629 million, 2018: RMB 43,541 million) in the consolidated statement of financial position.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2019 and 2018

(Amounts in millions except for per share data)

	Note		2020 RMB million	2019 RMB million	2018 RMB million
Cash flows from operating activities
Cash generated from operations	43	(a)	1,480	30,137	24,047
Income tax paid			(269)	(1,165)	(1,709)

Net cash flows from operating activities			1,211	28,972	22,338

Cash flows from investing activities
Additions to property, plant and equipment and other non-current assets			(7,247)	(7,589)	(26,194)
Investments in joint ventures			—	(110)	(16)
(Net) proceeds from disposal of a subsidiary			—	(90)	(11)
Proceeds from disposal of property, plant and equipment			894	157	5,493
Proceeds from novation of purchase rights			—	2,366	7,483
Proceeds from disposal of intangible assets			5	2	1
Proceeds from disposal of an equity investment			—	5	—
Proceeds from disposal of prepayments for land use rights			—	—	158
Interest received			—	—	71
Dividends received			100	241	252
Settlement relating to derivative financial instruments			(28)	104	1
Loan to a joint venture			(7)	—	(20)
Proceeds from repayment of loans to a joint venture			—	15	2

Net cash flows used in investing activities			(6,283)	(4,899)	(12,780)

Cash flows from financing activities
Proceeds from issue of shares			—	9,442	—
Proceeds from draw-down of short-term bank loans			28,883	6,986	19,144
Proceeds from draw-down of long-term bank loans			10,823	300	8,000
Proceeds from issuance of short-term debentures			77,200	39,000	31,000
Proceeds from issuance of long-term debentures and bonds			1,998	7,755	2,938
Proceeds from draw-down of other financing activities			—	—	10,693
Repayments of short-term bank loans			(9,130)	(12,868)	(36,066)
Repayments of long-term bank loans			(1,948)	(4,033)	(7,592)
Repayments of short-term debentures			(69,200)	(35,000)	(26,500)
Repayments of long-term debentures and bonds			(2,453)	(5,567)	—
Repayments of principal of lease liabilities			(18,439)	(23,895)	—
Repayments of principal of finance lease obligations			—	—	(9,629)
Interest paid			(5,482)	(5,494)	(4,359)
Settlement relating to derivative financial instruments			(4)	82	(392)
Dividends paid			(819)	—	(738)
Dividends paid to non-controlling interests of subsidiaries			(3)	(83)	(57)

Net cash flows from/(used in) financing activities			11,426	(23,375)	(13,558)

Net increase/(decrease) in cash and cash equivalents			6,354	698	(4,000)
Cash and cash equivalents at beginning of year			1,350	646	4,616
Effect of foreign exchange rate changes, net			(53)	6	30

Cash and cash equivalents at December 31			7,651	1,350	646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

1	CORPORATE AND GROUP INFORMATION

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

These financial statements were approved and authorized for issue by the Company’s Board of Directors (the “Board”) on April 28, 2021.

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

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the years ended December 31, 2020, 2019 and 2018 or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell as further explained in Note 2.4. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2020, 2019 and 2018. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Going concern

As at December 31, 2020, the Group’s current liabilities exceeded its current assets by approximately RMB77.31 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	Unutilized banking facilities of approximately RMB33.67 billion as at December 31, 2020;

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history; and

•	The Group’s expected net cash inflows from operating activities in 2021.

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

The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9 IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	COVID-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

The nature and the impact of the Conceptual Framework for Financial Reporting 2018 and the revised IFRSs are described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(a)

Conceptual Framework for Financial Reporting 2018 (the “Conceptual Framework”) sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group.

(b)

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after January 1, 2020. The amendments did not have any impact on the financial position and performance of the Group.

(c)

Amendments to IFRS 9, IAS 39 and IFRS 7 address issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the introduction of the alternative RFR. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The Group has applied the temporary reliefs to continue its existing interest rate hedging relationships. Information of the hedging relationships to which the Group applies the temporary reliefs is disclosed in Note 23 to the financial statements.

(d)

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after June 1, 2020 with earlier application permitted and shall be applied retrospectively.

During the year ended December 31, 2020, certain monthly lease payments for the leases of the Group’s buildings, aircraft and engines have been reduced or waived by the lessors upon reducing the scale of production as a result of the pandemic and there are no other changes to the terms of the leases. The Group has early adopted the amendment on January 1, 2020 and elected not to apply lease modification accounting for all rent concessions granted by the lessors as a result of the pandemic during the year ended December 31, 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB3 million has been accounted for as a variable lease payment by derecognizing part of the lease liabilities and crediting to profit or loss for the year ended December 31, 2020.

(e)

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the financial position and performance of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 17	Insurance Contracts[3]
Amendments to IFRS 17	Insurance Contracts[3,5]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[3]
Amendments to IAS 1	Disclosure of Accounting Policies[3]
Amendments to IAS 8	Definitions of Accounting Estimates[3]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract[2]
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41[2]

[1]	Effective for annual periods beginning on or after January 1, 2021
[2]	Effective for annual periods beginning on or after January 1, 2022
[3]	Effective for annual periods beginning on or after January 1, 2023
[4]	No mandatory effective date yet determined but available for adoption
[5]

As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

Further information about those IFRSs that are expected to be applicable to the Group is described below:

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from January 1, 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative RFR. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after January 1, 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings and lease liabilities denominated in USD, EUR and SGD based on London Interbank Offered Rate (“LIBOR”), Euro Interbank Offered Rate (“EURIBOR”) and Singapore Interbank Offered Rate (“SIBOR”) as at December 31, 2020. If those interest rates of these borrowings and lease liabilities are replaced by RFRs in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

Amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current. The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after January 1, 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labor and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

Annual Improvements to IFRS Standards 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:

•

IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

•

IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group initially applied IFRS 16 Leases on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods. Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

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

For the years ended December 31, 2020, 2019 and 2018

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

The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges..

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

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

(d)

The Group operates a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”).

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

Government grants

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate are expensed.

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

Certain lease arrangements contain provisions for the Group‘s obligations to fulfil certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognized such costs as part of the right-of-use asset and are depreciated over their respective lease term. (applicable from January 1, 2019)

Provision for the estimated lease return costs for aircraft and engines was made on a straight-line basis over the lease term. (applicable before January 1, 2019)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Maintenance and overhaul costs (continued)

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

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

For the years ended December 31, 2020, 2019 and 2018

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

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

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

(ii)	has significant influence over the Group; or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties (continued)

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

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

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned aircraft and engines	20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 35 years
Other property, plant and equipment	3 to 20 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Buildings	20 to 35 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognized in profit or loss in the year of the retirement or disposal.

Impairment of non-financial assets (other than goodwill)

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Group’s owned and leased aircraft and engines are included in the airline transportation operations cash-generating unit. Management uses the value in use of the cash-generating unit of airline transportation operations to determine the recoverable amount.

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

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

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

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

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

Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and fuel forward contracts, to hedge its foreign currency risk, interest rate risk and fuel price risk, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 is recognized in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

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

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and hedge accounting (continued)

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

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative financial instruments and hedge accounting (continued)

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

Aircraft and engines under leases	5 to 20 years
Buildings	2 to 10 years
Prepayments for land use rights	40 to 50 years
Others	2 to 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (applicable from January 1, 2019) (continued)

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

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

(c) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

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

Retirement benefits

(i)	Defined contribution plans

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits (continued)

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

Past service costs are recognized in profit or loss at the earlier of :

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

3	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

(a)	Passenger ticket breakage

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

(b)	Recognition of contract liabilities for frequent flyer program

Passenger ticket sales earning mileage points under the Company’s frequent flyer program provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated Breakage. The Breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer program and the results of operations.

(c)	Provision for lease return costs for aircraft and engines

Provision for lease return costs for aircraft and engines is recognized as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilization patterns and the anticipated return costs derived from historical experience of actual return costs incurred. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

(d)	Retirement benefits

The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognized over the employee’s service period by utilizing various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate and annual rate of increase of per capita benefit payment. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in Note 38 to the consolidated financial statements.

(e)	Deferred income tax

Deferred tax assets are recognized for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

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

(g)	Estimated impairment of long-term assets (other than goodwill)

The Group tests whether property, plant and equipment, right-of-use assets, intangible assets (other than goodwill), advanced payments on acquisition of aircraft and other non-current assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the consolidated financial statements. The recoverable amount of the cash-generating unit has been determined based on the higher of its value in use and its fair value less costs of disposal. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

3	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

(h)	Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. The Group uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rate, terminal growth rate and the discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

(i)	Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in Note 47 to the consolidated financial statements. The valuation requires the Group to determine the comparable companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value hierarchy of these investments as Level 3.

(j)	Leases – Estimating the incremental borrowing rate

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

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and (loss)/profit before income tax, arising from different accounting policies is set out in Note 4(c) below.

The segment results for the year ended December 31, 2020 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue
Reportable segment revenue from external customers	58,337	302	—	—	58,639
Intersegment sales	—	1,499	(1,499)	—	—

Reportable segment revenue	58,337	1,801	(1,499)	—	58,639

Reportable segment (loss)/profit before income tax	(17,062)	684	—	(103)	(16,481)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Other segment information
Depreciation and amortization	21,965	283	—	—	22,248
Impairment charges/impairment losses on financial assets, net**	215	1	—	—	216
Interest income	178	1	(13)	—	166
Interest expense	5,212	15	(13)	—	5,214
Capital expenditure	17,778	639	—	—	18,417

The segment results for the year ended December 31, 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue
Reportable segment revenue from external customers	119,240	1,620	—	—	120,860
Intersegment sales	—	2,052	(2,052)	—	—

Reportable segment revenue	119,240	3,672	(2,052)	—	120,860

Reportable segment profit before income tax	2,745	1,164	—	393	4,302

Other segment information
Depreciation and amortization	21,816	261	—	—	22,077
Impairment charges/impairment losses on financial assets, net**	20	—	—	—	20
Interest income	108	1	(13)	—	96
Interest expense	5,152	30	(13)	—	5,169
Capital expenditure	42,853	303	—	—	43,156

The segment assets and liabilities as at December 31, 2020 and December 31, 2019 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At December 31, 2020
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

At December 31, 2019
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and a financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value change of a financial asset at fair value through profit or loss and dividend income relating to equity investments.

**	It included impairment loss on property, plant and equipment of RMB31 million (Note 16).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

4	OPERATING SEGMENT INFORMATION (continued)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

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

2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2020	2019	2018
	RMB million	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	45,479	80,058	76,517
International	12,759	37,082	34,744
Regional (Hong Kong, Macau and Taiwan)	489	3,846	4,017

	58,727	120,986	115,278

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

(c)	Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements:

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
Revenue
Reportable segment revenue		58,639	120,860	114,930
- Reclassification of taxes relating to the expired tickets	(i)	88	126	348

Consolidated revenue		58,727	120,986	115,278

		2020	2019	2018
	Note	RMB million	RMB million	RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit		(16,481)	4,302	3,867
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(7)	(3)	(11)

Consolidated (loss)/profit before income tax		(16,488)	4,299	3,856

			2020	2019
	Notes		RMB million	RMB million
Assets
Reportable segment assets			282,408	282,936
- Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)		—	7
- Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)		2,242	2,242

Consolidated assets			284,650	285,185

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

4	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements (continued):

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.
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

5	REVENUE

An analysis of revenue is as follows:

	2020	2019	2018
	RMB million	RMB million	RMB million
Revenue from contracts with customers	58,470	120,796	115,210
Revenue from other sources
Rental income	257	190	68

	58,727	120,986	115,278

Revenue from contracts with customers

(i)	Disaggregated revenue information

For the year ended December 31, 2020

	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
- Passenger	49,215	—	49,215
- Cargo and mail	4,895	—	4,895
Tour operations income	—	14	14
Ground service income	818	—	818
Commission income	2,206	—	2,206
Others	1,034	288	1,322

Total revenue from contracts with customers	58,168	302	58,470

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	44,920	302	45,222
International	12,759	—	12,759
Regional (Hong Kong, Macau and Taiwan)	489	—	489

Total revenue from contracts with customers	58,168	302	58,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

5	REVENUE (continued)

Revenue from contracts with customers (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2019

	Airline
	transportation	Other
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
- Passenger	110,416	—	110,416
- Cargo and mail	3,826	—	3,826
Tour operations income	—	878	878
Ground service income	1,180	—	1,180
Commission income	2,485	—	2,485
Others	1,269	742	2,011

Total revenue from contracts with customers	119,176	1,620	120,796

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	78,248	1,620	79,868
International	37,082	—	37,082
Regional (Hong Kong, Macau and Taiwan)	3,846	—	3,846

Total revenue from contracts with customers	119,176	1,620	120,796

Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:

For the year ended December 31, 2020

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers
External customers	58,168	302	58,470
Intersegment sales	—	1,499	1,499

Intersegment adjustment and eliminations	—	(1,499)	(1,499)

Total revenue from contracts with customers	58,168	302	58,470

For the year ended December 31, 2019

Segments	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Revenue from contracts with customers
External customers	119,176	1,620	120,796
Intersegment sales	—	2,052	2,052

Intersegment adjustment and eliminations	—	(2,052)	(2,052)

Total revenue from contracts with customers	119,176	1,620	120,796

The following table shows the amount of revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period:

	2020 RMB million	2019 RMB million
Revenue recognized that was included in contract liabilities at the beginning of the year:
Passenger transportation services	6,699	7,216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

5	REVENUE (continued)

Revenue from contracts with customers (continued)

(i)	Disaggregated revenue information (continued)

As at December 31, 2020, the contract liabilities for frequent flyer program amounted to RMB1,781 million. The table below presents the activity of the contract liabilities for frequent flyer program.

	2020 RMB million	2019 RMB million
At January 1	2,245	2,286
Deferred during the year	843	1,613
Recognized as revenue during the year	(1,122)	(1,654)

At December 31	1,966	2,245
Less: the related pending output value added tax therein	185	188

	1,781	2,057

(ii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

Passenger transportation services

The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer program, both of which are included in contract liabilities.

Cargo and mail transportation services

The performance obligation is satisfied as services are rendered and payment is generally due within 30 days after the end of each month.

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

6	OTHER OPERATING INCOME AND GAINS

	2020 RMB million	2019 RMB million	2018 RMB million
Co-operation routes income (note (a))	3,650	5,436	4,536
Routes subsidy income (note (b))	372	353	441
Other subsidy income (note (c))	1,326	535	453
Gain on disposal of items of property, plant and equipment	55	40	290
Gain on disposal of prepayments for land use rights	—	—	210
Gain on disposal of an associate	—	—	5
Dividend income from a financial asset at fair value through profit or loss	6	3	6
Dividend income from equity investments designated at fair value through other comprehensive income	12	19	23
Compensation from ticket sales agents	53	331	348
Gain on disposal of a subsidiary	—	64	—
Others	224	421	280

	5,698	7,202	6,592

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

6	OTHER OPERATING INCOME AND GAINS (continued)

Notes: (continued)

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group .
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognized for the years ended December 31, 2020, 2019 and 2018.

7	OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following items:

	2020 RMB million	2019 RMB million	2018 RMB million
Amortization of intangible assets (Note 19)	239	143	160
Depreciation of property, plant and equipment (Note 16)
– owned	9,067	9,078	7,926
– leased (finance leases)	—	—	6,690
Depreciation of right-of-use assets (Note 18(a)) (2018: amortization of prepayments for land use rights)	12,367	12,298	43
Depreciation of investment properties (Note 17)	12	25	26
Amortization of long-term deferred assets included in other non-current assets	570	536	468
Impairment charge on property, plant and equipment (Note 9)	31	4	—
Write-down of flight equipment spare parts to net realizable value (Note 9)	153	—	—
Consumption of flight equipment spare parts	1,135	1,013	1,088
Auditors’ remuneration	17	18	17
Foreign exchange differences, net (Note 11 and 12)	(2,494)	990	2,040

8	WAGES, SALARIES AND BENEFITS

	2020 RMB million	2019 RMB million	2018 RMB million
Wages, salaries, bonuses and allowances	16,412	19,385	17,865
Employee welfare and benefits	128	143	170
Pension (Note 38(a))	2,149	2,571	2,306
Medical insurance (note (a))	725	789	706
Staff housing fund (note (b))	1,195	1,056	948
Staff housing allowances (note (c))	214	186	109
Early retirement benefits (note (d))	4	22	30

	20,827	24,152	22,134

Notes:

(a)	Medical insurance

Majority of the Group’s PRC employees participate in the medical insurance schemes organized by municipal governments.

(b)	Staff housing fund

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

8	WAGES, SALARIES AND BENEFITS (continued)

Notes:	(continued)

(d)	Early retirement benefits

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

(e)	Directors’ and executive’s remuneration

Directors’ and executive’s remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2020 RMB’000	2019 RMB’000	2018 RMB’000
Fees	460	805	800

Other emoluments:
Salaries, allowances and benefits in kind	2,906	665	1,464
Performance related bonuses*	—	—	—
Pension scheme contributions	61	21	41

	3,427	1,491	2,305

*	No executive directors of the Company are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

2020

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Wang Junjin***	—	—	—	—	—
Li Yangmin*	—	—	—	—	—
Tang Bing*	—	—	—	—	—
Yuan Jun*&***	—	—	—	—	—
Jiang Jiang*****	—	2,325	—	36	2,361
Independent non-executive Directors
Lin Wanli***	—	—	—	—	—
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo	60	—	—	—	60
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng***	—	536	—	23	559
Zhou Huaxin*****	—	45	—	2	47
Fang Zhaoya*	—	—	—	—	—

Total	460	2,906	—	61	3,427

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

8	WAGES, SALARIES AND BENEFITS (continued)

Notes:	(continued)

(e)	Directors’ and executive’s remuneration (continued)

2019

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*&****	—	—	—	—	—
Wang Junjin**	—	—	—	—	—
Li Yangmin*&**	—	—	—	—	—
Tang Bing*&**	—	—	—	—	—
Yuan Jun*	—	—	—	—	—
Independent non-executive Directors
Lin Wanli	—	—	—	—	—
Li Ruoshan***	200	—	—	—	200
Ma Weihua***	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo**	5	—	—	—	5
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng	—	665	—	21	686
Li Jinde*&***	—	—	—	—	—
Fang Zhaoya*&**	—	—	—	—	—

Total	805	665	—	21	1,491

2018

	Fees RMB’000	Salaries, allowances and benefits in kind RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Total RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun*&****	—	—	—	—	—
Xu Zhao*&***	—	—	—	—	—
Gu Jiadan*&***	—	—	—	—	—
Li Yangmin*&***	—	—	—	—	—
Tang Bing*&***	—	—	—	—	—
Tian Liuwen*&***	—	—	—	—	—
Yuan Jun**	—	867	—	14	881
Independent non-executive Directors
Lin Wanli**	—	—	—	—	—
Li Ruoshan	200	—	—	—	200
Ma Weihua	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng**	—	251	—	19	270
Li Jinde*&**	—	—	—	—	—
Ba Shengji*&***	—	—	—	—	—
Hu Jidong*&***	—	—	—	—	—
Feng Jinxiong******	—	346	—	8	354
Jia Shaojun*&***	—	—	—	—	—

Total	800	1,464	—	41	2,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

8	WAGES, SALARIES AND BENEFITS (continued)

Notes:	(continued)

(e)	Directors’ and executive’s remuneration (continued)

*

These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion those amounts between their services to the Group and their services to CEA Holding.

**	These directors and supervisors of the Company were newly appointed or elected during the years ended December 31, 2020, 2019 and 2018, respectively.

***	These directors and supervisors of the Company resigned during the years ended December 31, 2020, 2019 and 2018, respectively.

****	Mr. Ma Xulun resigned on February 1, 2019.

*****

Mr. Jiang Jiang was newly appointed as Employee Representative Director on December 28, 2020 and Mr. Zhou Huaxin was newly appointed as Supervisor on December 10, 2020. Their salaries, allowances and benefits in kind were listed as being Managers.

******	Mr. Feng Jinxiong passed away due to illness during the year ended December 31, 2018.

During the years ended December 31, 2020, 2019 and 2018, no directors and supervisors waived their emoluments.

(f)	Five highest paid individuals

One of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2020 (2019: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2020 RMB’000	2019 RMB’000
Wages, salaries and allowances	10,495	11,413
Performance related bonuses*	—	—
Pension scheme contributions	172	185

	10,667	11,598

*	None of the above highest paid individuals are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	Number of individuals
	2020	2019
HK$2,000,001 to HK$2,500,000	2	2
HK$2,500,001 to HK$3,000,000	3	2
HK$3,000,001 to HK$3,500,000	—	1

During the year ended December 31, 2020, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2019: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

9	IMPAIRMENT CHARGES

	2020 RMB million	2019 RMB million	2018 RMB million
Impairment charge on property, plant and equipment (Note 16)	31	4	15
Write-down of flight equipment spare parts to net realizable value (Note 26)	153	—	301
Impairment charge on assets classified as held for sale	—	—	2

	184	4	318

10	IMPAIRMENT LOSSES ON FINANCIAL ASSETS, NET

	2020 RMB million	2019 RMB million	2018 RMB million
Impairment losses on trade receivable, net (Note 27)	15	(6)	(21)
Impairment losses on other receivables (Note 29)	17	22	48

	32	16	27

11	FINANCE INCOME

	2020 RMB million	2019 RMB million	2018 RMB million
Interest income	166	96	110
Foreign exchange gains, net (Note 12(b))	2,494	—	—

	2,660	96	110

12	FINANCE COSTS

	2020 RMB million	2019 RMB million	2018 RMB million
Interest on bank borrowings	1,112	1,149	1,569
Interest relating to lease liabilities (Note 18(c))	3,655	3,894	—
Interest relating to obligations under finance leases	—	—	2,440
Interest relating to post-retirement benefit obligations	85	92	106
Interest relating to provision for lease return costs for aircraft and engines	283	270	—
Interest on bonds and debentures	632	520	468
Interest relating to interest rate swap contracts	4	(68)	(6)
Less: amounts capitalized into advanced payments on acquisition of aircraft (note (a))	(558)	(687)	(850)

	5,213	5,170	3,727
Foreign exchange losses, net (note (b))	—	990	2,040

	5,213	6,160	5,767

Notes:

(a)

The weighted average interest rate used for interest capitalization was 3.55% per annum for the year ended December 31, 2020 (For the year ended December 31, 2019: 3.51%; For the year ended December 31, 2018: 3.54%).

(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the years ended December 31, 2020, 2019 and 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

13	INCOME TAX

Income tax (credited)/charged to profit or loss was as follows:

	2020 RMB million	2019 RMB million	2018 RMB million
Current	222	942	1,220
Deferred	(4,149)	(123)	(294)

	(3,927)	819	926

Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy.” (Ministry of Finance Announcement [2020] No.23), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003647 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from January 1, 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%).

A reconciliation of the tax expense applicable to (loss)/profit before tax at the statutory rate for the country in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows:

	2020 RMB million	2019 RMB million	2018 RMB million
(Loss)/profit before income tax	(16,488)	4,299	3,856

Tax calculated at the tax rate of 25% (2019: 25%, 2018:25%)	(4,122)	1,075	964
Lower tax rates enacted by local authority	56	(139)	(93)
Share of results of associates and joint ventures	24	(71)	(51)
Income not subject to tax	(12)	(36)	(9)
Expenses not deductible for tax	169	128	88
Utilization of previously unrecognized tax losses	(16)	(11)	(60)
Unrecognized tax losses for the year	21	17	28
Utilization of previously unrecognized deductible temporary differences	(10)	(8)	(1)
Unrecognized deductible temporary differences	3	3	23
Adjustments in respect of current tax of previous periods	(4)	(34)	61
Additional deduction of research and development costs	(31)	(27)	(24)
Income tax deduction of purchase of special equipment for production safety	(5)	(78)	—

Tax (credit)/charge	(3,927)	819	926

Effective tax rate	23.82%	19.05%	24.01%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2020, 2019 and 2018, as there are tax treaties between the PRC and the corresponding jurisdictions relating to the aviation business.

14	DIVIDENDS

	2020	2019	2018
	RMB million	RMB million	RMB million
Proposed final – Nil (2019: 0.050, 2018: Nil) per ordinary share	—	819	—

On March 30, 2021, the Group has no profit distribution plan to propose cash dividend for 2020 (2019: RMB0.050 per share before tax).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

15	LOSS/EARNINGS PER SHARE

The calculation of basic loss per share for the year ended December 31, 2020 was based on the loss attributable to equity holders of the Company of RMB11,836 million and the weighted average number of shares of 16,379,509,203 in issue during the year.

The calculation of basic earnings per share for the year ended December 31, 2019 was based on the profit attributable to equity holders of the Company of RMB3,192 million and the weighted average number of shares of 15,104,893,522 in issue during the year.

The calculation of basic earnings per share for the year ended December 31, 2018 was based on the profit attributable to equity holders of the Company of RMB2,698 million and the weighted average number of shares of 14,467,585,682 in issue during the year.

The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended December 31, 2020, 2019 and 2018.

16	PROPERTY, PLANT AND EQUIPMENT

	Aircraft,	Buildings	Other property, plant and equipment
	engines and flight equipment			Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2020
At January 1, 2020
Cost	133,845	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	(2,499)	(5,770)	—	(62,635)

Net carrying amount	79,479	11,654	4,447	3,857	99,437

At January 1, 2020, net of accumulated depreciation and impairment	79,479	11,654	4,447	3,857	99,437
Additions	3,517	69	528	1,055	5,169
Disposals	(781)	(22)	(102)	(425)	(1,330)
Transfer from construction in progress	—	1,102	21	(1,123)	—
Transfer from advanced payments on acquisition of aircraft	53	—	—	—	53
Transfer from investment properties (Note 17)	—	425	—	—	425
Transfer from right-of-use assets (Note 18(a))	6,402	—	—	—	6,402
Transfer to investment properties (Note 17)	—	(13)	—	—	(13)
Transfer to other non-current assets	—	—	—	(2)	(2)
Depreciation provided during the year	(7,680)	(501)	(886)	—	(9,067)
Impairment (note)	(31)	—	—	—	(31)

At December 31, 2020, net of accumulated depreciation and impairment	80,959	12,714	4,008	3,362	101,043

At December 31, 2020:
Cost	144,827	15,816	10,337	3,362	174,342
Accumulated depreciation and impairment	(63,868)	(3,102)	(6,329)	—	(73,299)

Net carrying amount	80,959	12,714	4,008	3,362	101,043

Note: During the year ended December 31, 2020, the Group made an impairment provision of RMB31 million for certain retired engines, the recoverable amount is determined based on the estimated market prices.

As at December 31, 2020, the ownership certificates of buildings with a net carrying amount of RMB8,453 million (2019: RMB9,206 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.

The Group’s parcels of land in Mainland China where the buildings are situated are held under medium-term leases.

The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 36):

	2020		2019
	Cost	Net carrying amount	Cost	Net carrying amount
	RMB million	RMB million	RMB million	RMB million
Aircraft
- pledged as collateral	26,149	17,515	10,819	7,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

16	PROPERTY, PLANT AND EQUIPMENT (continued)

	Aircraft,	Buildings	Other property, plant and equipment
	engines and flight equipment			Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2019
At January 1, 2019
Cost	111,968	10,689	9,462	4,419	136,538
Accumulated depreciation and impairment	(43,403)	(2,159)	(5,288)	—	(50,850)

Net carrying amount	68,565	8,530	4,174	4,419	85,688

At January 1, 2019 net of accumulated depreciation and impairment	68,565	8,530	4,174	4,419	85,688
Additions	4,137	(41)	716	3,242	8,054
Disposals	(10)	(40)	(41)	—	(91)
Transfer from construction in progress	—	3,523	214	(3,737)	—
Transfer from advanced payments on acquisition of aircraft	335	—	—	—	335
Transfer from investment properties (Note 17)	—	76	—	—	76
Transfer from right-of-use assets (Note 18(a))	14,264	—	—	—	14,264
Transfer to investment properties (Note 17)	—	(23)	—	—	(23)
Transfer from/(to) other non-current assets	—	—	309	(67)	242
Disposal of a subsidiary	—	(8)	(18)	—	(26)
Depreciation provided during the year	(7,812)	(363)	(903)	—	(9,078)
Impairment	—	—	(4)	—	(4)

At December 31, 2019, net of accumulated depreciation and impairment	79,479	11,654	4,447	3,857	99,437

At December 31, 2019:
Cost	133,845	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	(2,499)	(5,770)	—	(62,635)

Net carrying amount	79,479	11,654	4,447	3,857	99,437

17	INVESTMENT PROPERTIES

	2020	2019
	RMB million	RMB million
Cost
At January 1	883	940
Transfer from property, plant and equipment (Note 16)	25	35
Transfer from right-of-use assets (Note 18(a))	11	13
Transfer to property, plant and equipment (Note 16)	(565)	(101)
Transfer to right-of-use assets (Note 18(a))	(91)	(4)

At December 31	263	883

Accumulated depreciation
At January 1	230	216
Transfer from property, plant and equipment (Note 16)	12	12
Transfer from right-of-use assets (Note 18(a))	3	3
Transfer to property, plant and equipment (Note 16)	(140)	(25)
Transfer to right-of-use assets (Note 18(a))	(20)	(1)
Charge for the year (Note 7)	12	25

At December 31	97	230

Net book amount
At December 31	166	653

As at December 31, 2020, the fair value of the investment properties was approximately RMB445 million (2019: RMB1,125 million) according to a valuation performed by an independent professionally qualified valuer.

The investment properties are leased to third parties and related parties under operating leases. Rental income totaling RMB139 million (2019: RMB100 million, 2018: RMB 63 million) was received by the Group during the year in respect of the leases.

As at December 31, 2020, the Group had no pledged investment properties (2019: Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

17	INVESTMENT PROPERTIES (continued)

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

Buildings	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Not measured at fair value but fair value is disclosed:
As at December 31, 2020	—	119	326	445

As at December 31, 2019	—	144	981	1,125

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2019: Nil).

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

18	LEASES

The Group as a lessee

The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 40 to 50 years, and no ongoing payments will be made under the terms of these land leases. As at December 31, 2020, the Group had 440 aircraft (2019: 462 aircraft) under leases, which generally have lease terms between 5 and 20 years. Leases of engines generally have lease terms between 5 and 20 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Aircraft, and engines RMB million	Prepayments for land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
At January 1, 2019, net of accumulated depreciation	126,417	1,387	496	12	128,312
Additions	26,315	1	622	73	27,011
Transfer from investment properties (Note 17)	—	3	—	—	3
Transfer to property, plant and equipment (Note 16)	(14,264)	—	—	—	(14,264)
Transfer to investment properties (Note 17)	—	(10)	—	—	(10)
Disposal of a subsidiary	—	—	(10)	—	(10)
Disposals	(40)	—	—	—	(40)
Depreciation provided during the year	(11,964)	(38)	(284)	(12)	(12,298)

At December 31, 2019 and January 1, 2020, net of accumulated depreciation	126,464	1,343	824	73	128,704

Additions	7,109	—	1,145	135	8,389
Transfer from investment properties (Note 17)	—	71	—	—	71
Transfer to property, plant and equipment (Note 16)	(6,402)	—	—	—	(6,402)
Transfer to investment properties (Note 17)	—	(8)	—	—	(8)
Disposals	(171)	—	(6)	—	(177)
Depreciation provided during the year	(11,322)	(38)	(948)	(59)	(12,367)

At December 31, 2020	115,678	1,368	1,015	149	118,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

18	LEASES (continued)

The Group as a lessee (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2020 RMB million	2019 RMB million
Carrying amount at January 1	110,275	109,306
New leases	7,191	24,023
Effect of foreign exchange	(2,768)	851
COVID-19-related rent concessions from lessors	(3)	—
Disposal of a subsidiary	—	(10)
Accretion of interest recognized during the year	3,655	3,894
Payments	(22,099)	(27,789)

Carrying amount at December 31	96,251	110,275

Analyzed into:

Current portion	14,073	15,590

Non-current portion	82,178	94,685

The maturity analysis of lease liabilities is disclosed in Note 48 to the consolidated financial statements.

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2020 RMB million	2019 RMB million
Interest on lease liabilities	3,655	3,894
Depreciation charge of right-of-use assets	12,367	12,298
COVID-19-related rent concessions from lessors	(3)	—
Low value and short-term lease rental	358	631

Total amount recognized in profit or loss	16,377	16,823

(d)	The Group has no significant lease contracts that include extension and termination options or contain variable payments.

(e)	The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 43(d) and 44, respectively, to the consolidated financial statements.

The Group as a lessor

The Group leases its investment properties (Note 17) consisting of around 33 properties in the PRC under operating lease arrangements, with leases negotiated for terms ranging from one to fourteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognized by the Group during the year was RMB257 million (2019: RMB190 million), details of which are included in Note 5 to the consolidated financial statements.

At December 31, 2020, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

	2020 RMB million	2019 RMB million
Within one year	150	165
After one year but within two years	141	149
After two years but within three years	135	144
After three years but within four years	134	139
After four years but within five years	114	138
After five years	197	221

	871	956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

19	INTANGIBLE ASSETS

	Goodwill (note (a))	Others	Total
	RMB million	RMB million	RMB million
December 31, 2020
Cost at January 1, 2020, net of accumulated amortization	11,270	428	11,698
Additions	—	263	263
Transfer from construction in process	—	1	1
Disposals	—	(5)	(5)
Amortization provided during the year	—	(239)	(239)

At December 31, 2020	11,270	448	11,718

At December 31, 2020:
Cost	11,270	1,462	12,732
Accumulated amortization	—	(1,014)	(1,014)

Net carrying amount	11,270	448	11,718

	Goodwill (note (a))	Others	Total
	RMB million	RMB million	RMB million
December 31, 2019
Cost at January 1, 2019, net of accumulated amortization	11,270	339	11,609
Additions	—	199	199
Transfer from construction in process	—	36	36
Disposals	—	(3)	(3)
Amortization provided during the year	—	(143)	(143)

At December 31, 2019	11,270	428	11,698

At December 31, 2019:
Cost	11,270	1,301	12,571
Accumulated amortization	—	(873)	(873)

Net carrying amount	11,270	428	11,698

Note:

(a)

The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit (“CGU”) of airline transportation operations that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management covering a five-year period. The discount rate after tax applied to the post-tax cash flow projections is 9.5% (2019: 9.5%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 2.60% (2019: 3.00%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

20	INVESTMENTS IN ASSOCIATES

	2020	2019
	RMB million	RMB million
Share of net assets	1,793	1,977

The movements in investments in associates were as follows:

	2020	2019
	RMB million	RMB million
At January 1	1,977	1,696
Additions	—	95
Share of results of associates	(82)	265
Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate	2	7
Share of other equity changes of an associate	—	8
Dividend declared during the year	(104)	(85)
Disposal of a subsidiary	—	(9)

At December 31	1,793	1,977

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2020	2019	2020	2019
		Million	Million
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC/Mainland China December 6, 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China November 17, 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (note)	PRC/Mainland China March 28, 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related component maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China November 17, 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation	PRC/Mainland	RMB80	RMB80	45%	45%	Provision of aviation
Import & Export Co., Ltd. (“Eastern Import & Export”)	China June 9, 1993					equipment and purchase of spare parts
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	PRC/Mainland China March 4, 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC/Mainland China September 27, 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC/Mainland China August 29, 1992	RMB143	RMB143	35%	35%	Tour operations, travel and air ticketing agency and transportation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

20	INVESTMENTS IN ASSOCIATES (continued)

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2020	2019
	RMB million	RMB million
Share of the associates’ (loss)/profit for the year	(82)	265
Share of the associates’ other comprehensive income	2	7

Share of the associates’ total comprehensive income	(80)	272
Aggregate carrying amount of the Group’s interests in the associates	1,793	1,977

21	INVESTMENTS IN JOINT VENTURES

	2020	2019
	RMB million	RMB million
Share of net assets	594	627

The movements in investments in joint ventures were as follows:

	2020	2019
	RMB million	RMB million
At January 1	627	577
Additions	—	102
Share of results	(13)	17
Dividend declared during the year	(20)	(69)

At December 31	594	627

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2020	2019	2020	2019
		Million	Million
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (note)	PRC/Mainland China September 28, 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC/Mainland China December 28, 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC/Mainland China May 21, 1999	RMB10	RMB10	41%	41%	Provision of computer system development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia March 9, 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC/Mainland China April 9, 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services
Xi’an CEA SAFRAN Landing Systems Services Co., Ltd. (“XIESA”)	PRC/Mainland China July 12, 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related component maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated March 10, 2003, the Group and the joint venture partner have agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

21	INVESTMENTS IN JOINT VENTURES (continued)

The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2020	2019
	RMB million	RMB million
Share of the joint ventures’ (loss)/profit and total comprehensive income for the year	(13)	17

Aggregate carrying amount of the Group’s interests in the joint ventures	594	627

22	EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2020	2019
	RMB million	RMB million
Listed equity investment, at fair value
TravelSky Technology Limited	457	496

	457	496

Unlisted equity investments, at fair value
Sichuan Airlines Corporation Limited	194	336
Aviation Data Communication Corporation Limited	182	244
Others	162	198

	538	778

	995	1,274

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

During the year ended December 31, 2020, the Group received dividends in the amounts of RMB8 million and RMB4 million from TravelSky Technology Limited and other non-listed equity investments designated at fair value through other comprehensive income, respectively.

23	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets		Liabilities
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Fuel forward contracts	399	—	1	—
Interest rate swaps	—	27	140	10
Forward foreign currency contracts	—	43	—	13

Total	399	70	141	23

Less: current portion
– Fuel forward contracts	362	—	1	—
– Interest rate swaps	—	—	2	—
– Forward foreign currency contracts	—	43	—	13

Current portion	362	43	3	13

Non-current portion	37	27	138	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

23	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Cash flow hedge – Fuel price risk

The Group entered into fuel forward contracts to mitigate its jet fuel price risk. The fuel forward contracts had been designated as cash flow hedge of the Group’s highly probable forecast fuel purchase transactions. As at December 31, 2020, the notional principal of the outstanding fuel forward contracts amounted to USD252 million (December 31, 2019: Nil). These contracts would expire between 2021 and 2022.

Cash flow hedge – Interest rate risk

The Group entered into interest rate swap contracts to mitigate its interest rate risk. The interest rate swap contracts had been designated as cash flow hedge against the variability in market interest rates of lease liabilities. As at December 31, 2020, the notional principal of the outstanding interest rate swap contracts amounted to USD690 million (December 31, 2019: USD888 million). These contracts would expire between 2021 and 2025.

Cash flow hedge – Foreign currency risk

The Group entered into forward foreign currency contracts to mitigate its forward currency risk. The forward foreign currency contracts had been designated as cash flow hedge against forecasted capital expenditures and highly probable forecast fuel purchase transactions in USD. As at December 31, 2020, there were no forward foreign currency contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

24	OTHER NON-CURRENT ASSETS

	2020	2019
	RMB million	RMB million
Deposits relating to aircraft held under leases	143	156
Deferred pilot recruitment costs	2,100	1,873
Rebate receivables on aircraft acquisitions	1,264	42
Prepayment for acquisition of property, plant and equipment	1,055	1,095
Others	783	804

	5,345	3,970

25	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2020	2019
	RMB million	RMB million
Deferred tax assets	5,011	853
Deferred tax liabilities	(13)	(22)

Net deferred tax assets	4,998	831

Movements in the net deferred tax assets were as follows:

	2020	2019
	RMB million	RMB million
At January 1	831	677
Credited to profit or loss (Note 13)	4,149	123
Charged to other comprehensive income	18	31

At December 31	4,998	831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

25	DEFERRED TAXATION (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2020	2019
	RMB million	RMB million
Deferred tax assets:
Provision for lease return costs for aircraft and engines	1,109	1,075
Lease liabilities/Right-of-use assets	94	—
Impairment provision for flight equipment spare parts	61	53
Impairment provision for receivables	80	76
Impairment provision for property, plant and equipment	115	101
Derivative financial instruments	36	6
Financial asset at fair value through profit or loss	7	—
Other payables and accruals	70	71
Government grants related to assets	29	35
Loss available for offsetting against future taxable profits	3,699	66
Safety equipment tax credit	10	—
Aged payables	1	1

	5,311	1,484

Deferred tax liabilities:
Lease liabilities/Right-of-use assets	—	(352)
Equity investments designated at fair value through other comprehensive income	(213)	(283)
Derivative financial instruments	(100)	(18)

	(313)	(653)

	4,998	831

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

	At January 1, 2020 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At December 31, 2020 RMB million
For the year ended December 31, 2020
Provision for lease return costs for aircraft and engines	1,075	34	—	1,109
Lease liabilities/Right-of-use assets	—	94	—	94
Impairment provision for flight equipment spare parts	53	8	—	61
Impairment provision for receivables	76	4	—	80
Impairment provision for property, plant and equipment	101	14	—	115
Derivative financial instruments	6	—	30	36
Financial asset at fair value through profit or loss	—	7	—	7
Other payables and accruals	71	(1)	—	70
Government grants related to assets	35	(6)	—	29
Loss available for offsetting against future taxable profits	66	3,633	—	3,699
Safety equipment tax credit	—	10	—	10
Aged payables	1	—	—	1

	1,484	3,797	30	5,311

Lease liabilities/Right-of-use assets	(352)	352	—	—
Equity investments designated at fair value through other comprehensive income	(283)	—	70	(213)
Derivative financial instruments	(18)	—	(82)	(100)

	(653)	352	(12)	(313)

Net deferred tax assets	831	4,149	18	4,998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

25	DEFERRED TAXATION (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: (continued)

	At January 1, 2019 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At December 31, 2019 RMB million
For the year ended December 31, 2019
Provision for lease return costs for aircraft and engines	882	193	—	1,075
Impairment provision for flight equipment spare parts	126	(73)	—	53
Impairment provision for receivables	75	1	—	76
Impairment provision for property, plant and equipment	103	(2)	—	101
Derivative financial instruments	7	—	(1)	6
Financial asset at fair value through profit or loss	6	(6)	—	—
Other payables and accruals	89	(18)	—	71
Government grants related to assets	42	(7)	—	35
Deferred gains in sale and leaseback transactions	6	(6)	—	—
Loss available for offsetting against future taxable profits	—	66	—	66
Aged payables	2	(1)	—	1

	1,338	147	(1)	1,484

Lease liabilities/Right-of-use assets	(328)	(24)	—	(352)
Equity investments designated at fair value through other comprehensive income	(278)	—	(5)	(283)
Derivative financial instruments	(55)	—	37	(18)

	(661)	(24)	32	(653)

Net deferred tax assets	677	123	31	831

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax has not been recognized in the periods presented, totaled RMB7,087 million (2019: RMB12,558 million).

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognized:

	2020		2019
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	34	135	54	217
Other deductible temporary differences	8	35	7	30

Total unrecognized deferred tax assets	42	170	61	247

In accordance with the PRC tax law, tax losses can be carried forward for a period of five to eight years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2021 and 2028.

As at December 31, 2020, management carried out an assessment to determine whether future taxable profits will be available to utilize the tax losses and deductible temporary differences. The Group has recognized deferred tax assets of RMB3,699 million (2019: RMB66 million) for tax losses of RMB15,175 million (2019: RMB296 million) and RMB1,612 million (2019: RMB1,418 million) for deductible temporary differences. As there are still uncertainties around the Group’s future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

26	FLIGHT EQUIPMENT SPARE PARTS

	2020	2019
	RMB million	RMB million
Flight equipment spare parts	2,299	2,732
Less: provision for spare parts	(245)	(325)

	2,054	2,407

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	2020	2019
	RMB million	RMB million
At January 1	325	828
Accrual (Note 9)	153	—
Amount written off in relation to disposal of spare parts	(233)	(503)

At December 31	245	325

27	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2020	2019
	RMB million	RMB million
Trade receivables	1,210	1,793
Less: impairment	(86)	(76)

	1,124	1,717

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2020	2019
	RMB million	RMB million
Within 90 days	1,054	1,615
91 to 180 days	46	33
181 to 365 days	8	39
Over 365 days	16	30

	1,124	1,717

Balances with related parties included in trade receivables are summarized in Note 45(c)(i).

The movements in the loss allowance for impairment of trade receivables are as follows:

	2020	2019
	RMB million	RMB million
At January 1	76	93
Impairment losses, net (Note 10)	15	(6)
Amount written off as uncollectible	(5)	(4)
Disposal of a subsidiary	—	(7)

At December 31	86	76

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

27	TRADE RECEIVABLES (continued)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at December 31, 2020

		Past due
		Less than	90 to 365	Over
	Current	90 days	days	365 days	Total
Expected credit loss rate (%)	0.85	4.79	6.87	76.93	7.08
Gross carrying amount (RMB million)	1,063	42	9	96	1,210
Expected credit losses (RMB million)	9	1	1	75	86
As at December 31, 2019

		Past due
		Less than	90 to 365	Over
	Current	90 days	days	365 days	Total
Expected credit loss rate (%)	0.12	2.94	2.50	70.59	4.24
Gross carrying amount (RMB million)	1,617	34	40	102	1,793
Expected credit losses (RMB million)	2	1	1	72	76

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

28	FINANCIAL ASSET AT FAIR VALUE THROUGH PROFIT OR LOSS

	2020	2019
	RMB million	RMB million
Listed equity investment, at fair value:
Shanghai Pudong Development Bank Co., Ltd.	95	121

The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading.

29	PREPAYMENTS AND OTHER RECEIVABLES

	2020	2019
	RMB million	RMB million
Value added tax recoverable	7,997	6,991
Value added tax refundable	174	800
Subsidy receivable	1,421	2,072
Prepaid corporate income tax	347	608
Advance to suppliers	121	129
Refundable advanced payment on acquisition of aircraft	—	538
Rebate receivables on aircraft acquisitions	90	1,582
Amounts due from related parties (Note 45(c)(i))	769	776
Deposits relating to aircraft held under leases	7	29
Other deposits	161	168
Others	380	663

	11,467	14,356
Provision for impairment of other receivables	(269)	(263)

	11,198	14,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

29	PREPAYMENTS AND OTHER RECEIVABLES (continued)

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 2	Stage 3	Total
		(Individually)	(Collectively)
As at January 1, 2020	33	—	108	122	263
Transferred - to stage 2	(2)	—	2	—	—
Accrual	5	—	12	—	17
Write-off	—	—	—	(11)	(11)

As at December 31, 2020	36	—	122	111	269

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 2	Stage 3	Total
		(Individually)	(Collectively)
As at January 1, 2019	16	—	108	122	246
Transferred - to stage 2	(1)	—	1	—	—
Accrual	18	—	4	—	22
Disposal of a subsidiary	—	—	(5)	—	(5)

As at December 31, 2019	33	—	108	122	263

30	RESTRICTED BANK DEPOSITS

	2020	2019
	RMB million	RMB million
Restricted bank deposits	12	6

31	CASH AND CASH EQUIVALENTS

	2020	2019
	RMB million	RMB million
Cash	—	1
Bank balances	7,651	1,349

	7,651	1,350

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB6,658 million (2019: RMB547 million). The RMB is not freely convertible into other currencies. However, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

32	ASSETS CLASSIFIED AS HELD FOR SALE

The Group entered into agreements with China Aviation Supplies Co., Ltd. to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB2 million (2019: RMB6 million) was recognized as assets classified as held for sale by the Group as at December 31, 2020, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

33	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows:

	2020	2019
	RMB million	RMB million
Within 90 days	2,868	3,622
91 to 180 days	35	52
181 to 365 days	109	94
1 to 2 years	111	40
Over 2 years	97	69

	3,220	3,877

Balances with related parties included in trade and bills payables are summarized in Note 45(c)(ii).

As at December 31, 2020, bills payable of the Group accounted to RMB610million (2019: Nil).

34	CONTRACT LIABILITIES

	2020	2019
	RMB million	RMB million
Sales in advance of carriage	2,155	8,754
Frequent flyer program (Note 5)	1,781	2,057
Advances from customers	1,055	866

	4,991	11,677

Current portion	3,671	10,178
Non-current portion	1,320	1,499

35	OTHER PAYABLES AND ACCRUALS

	2020	2019
	RMB million	RMB million
Salaries, wages and benefits	3,806	2,794
Take-off and landing charges	2,330	3,052
Fuel cost	451	1,109
Expenses related to aircraft overhaul conducted	2,853	1,810
Duties and levies payable	1,353	1,983
Food and beverages	125	253
Payments on system services	1,643	879
Lease rentals of property, plant and equipment	484	515
Other accrued operating expenses	567	991
Payable for purchase of property, plant and equipment	2,310	3,454
Interest payable	1,161	1,249
Pending output value added tax	250	412
Deposits received from ticket sales agents	420	507
Other deposits	529	588
Current portion of other long-term liabilities (Note 39)	235	294
Staff housing allowance	196	224
Amounts due to related parties (Note 45(c)(ii))	398	383
Current portion of post-retirement benefit obligations (Note 38(b))	165	165
Others	2,343	1,940

	21,619	22,602

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

36	BORROWINGS

	2020	2019
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured (note (a))	8,638	2,995
– unsecured	4,526	828
Guaranteed bonds (note (b))	9,585	12,784
Unsecured bonds (note (b))	7,996	9,997

	30,745	26,604

Current
Current portion of long-term bank borrowings
– secured (note (a))	1,498	939
– unsecured	28	1,009
Current portion of guaranteed bonds (note (b))	3,158	2,585
Current portion of unsecured bonds (note (b))	4,000	—
Short-term bank borrowings
– unsecured	21,966	2,200
Short-term debentures (note (c))	26,500	18,500

	57,150	25,233

	87,895	51,837

The borrowings are repayable as follows:

	2020	2019
	RMB million	RMB million
Within one year	57,149	25,233
In the second year	5,936	8,104
In the third to fifth years, inclusive	17,680	14,821
After the fifth year	7,130	3,679

	87,895	51,837

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

36	BORROWINGS (continued)

Notes:

(a)	As at December 31, 2020, the secured bank borrowings of the Group were secured by the related aircrafts with a net carrying amount of RMB17,515 million (2019: RMB7,243 million) (Note 16).

(b)	Detailed borrowings from banks are listed below:

	Issue date	Principal	Notes		Interest rate
Ten-year guaranteed bonds	2013/03/18	RMB4.8 billion	(i	)	5.05%
Five-year medium-term bonds	2016/07/13	RMB4 billion	(ii	)	3.39%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(iii	)	3.03%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(iii	)	3.30%
Three-year credit enhanced bonds	2018/03/16	JPY10 billion	(iv	)	0.33%
Three-year credit enhanced bonds	2018/03/16	JPY20 billion	(v	)	0.64%
Three-year credit enhanced bonds	2018/03/16	JPY20 billion	(vi	)	0.64%
Three-year medium-term bonds	2019/03/05	RMB3 billion	(vii	)	3.70%
Five-year corporate bonds	2019/08/19	RMB3 billion	(viii	)	3.60%
Three-year corporate bonds	2019/12/06	KRW300 billion	(ix	)	2.40%
Three-year corporate bonds	2020/04/24	RMB2 billion	(x	)	2.39%

(i) On March 18, 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 18, 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(ii) On July 13, 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on July 14, 2021.

(iii) On October 24, 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on October 24, 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(iv) On March 16, 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY10 billion, The bonds bear interest at the rate of 0.33% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. Sumitomo Mitsui Banking Corporation (Hong Kong) has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(v) On March 16, 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY20 billion, The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Bank of China Limited acting through its Tokyo Branch.

(vi) On March 16, 2018, the Company issued three-year credit enhanced bonds with a total principal amount of JPY20 billion. The bonds bear interest at the rate of 0.64% per annum, which is payable semi-annually. The principal of the bonds will mature and become repayable on March 16, 2021. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited acting through its Shanghai Municipal Branch.

(vii) On March 5, 2019, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on March 7, 2022.

(viii) On August 19, 2019, the Company issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on August 20, 2024.

(ix) On December 6, 2019, Eastern Air Overseas issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on December 6, 2022. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(x) On April 24, 2020, the Company issued three-year corporate bonds with a total principal amount of RMB2 billion. The bonds bear interest at the rate of 2.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on April 28, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

36	BORROWINGS (continued)

(c)	Detailed short-term debentures are listed below:

	Issue date	Maturity date	Principal	Interest rate
2020 22nd Short-term debentures	2020/06/04	2021/03/01	RMB2 billion	1.45%
2020 25th Short-term debentures	2020/07/15	2021/01/11	RMB3 billion	1.60%
2020 26th Short-term debentures	2020/07/20	2021/01/15	RMB3 billion	1.65%
2020 27th Short-term debentures	2020/08/04	2021/01/29	RMB3 billion	1.60%
2020 28th Short-term debentures	2020/08/10	2021/02/05	RMB2.5 billion	1.70%
2020 30th Short-term debentures	2020/10/27	2021/01/26	RMB3 billion	1.98%
2020 31st Short-term debentures	2020/10/28	2021/01/27	RMB3 billion	2.00%
2020 32nd Short-term debentures	2020/11/18	2021/01/19	RMB5 billion	1.80%
2020 33rd Short-term debentures	2020/12/01	2021/06/01	RMB2 billion	2.40%

The terms of the long-term borrowings and bonds were summarized as follows:

	Interest rate and final maturities	2020	2019
		RMB million	RMB million
Long-term bank borrowings
RMB denominated	Interest rates ranging from 2.40% to 4.21% with final maturities through 2045 (2019: 2.65% to 3.92%)	11,651	1,828
USD denominated	Interest rates ranging from 6-month LIBOR +0.70% to 6-month LIBOR +0.85% with final maturities through 2022 (2019: 6-month LIBOR +0.70% to 6-month LIBOR +1.65%)	375	870
EUR denominated	Interest rates at 3-month EURIBOR +0.5% with final maturities through 2026 (2019: 3 months EURIBOR +0.5%)	2,664	3,073

Guaranteed bonds
RMB denominated	Interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2019: 3.03% to 5.05%)	7,798	7,796
SGD denominated	Interest rate at 2.80% with final maturities through 2020	—	2,585
JPY denominated	Interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2019: 0.33% to 0.64%)	3,158	3,197
KRW denominated	Interest rate at 2.40% with final maturities through 2022 (2019: 2.40%)	1,787	1,791

Unsecured bonds
RMB denominated	Interest rates ranging from 2.39% to 3.70% with final maturities through 2024 (2019: from 3.39% to 3.70%)	11,996	9,997

		39,429	31,137

Short-term borrowings of the Group are repayable within one year. As at December 31, 2020, the interest rates relating to such borrowings were 1.21% to 3.30% (2019: 3.30% per annum).

37	PROVISION FOR LEASE RETURN COSTS FOR AIRCRAFT AND ENGINES

Details of provision for lease return costs for aircraft and engines are as follows:

	2020	2019
	RMB million	RMB million
At January 1	7,178	6,560
Accrual	283	702
Utilization	(471)	(84)

At December 31	6,990	7,178
Less: current portion	(24)	(519)

Non-current portion	6,966	6,659

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

38	POST-RETIREMENT BENEFIT OBLIGATIONS

(a)	Pension—defined contribution

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

As at December 31, 2020 and 2019, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes.

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

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2020 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognized in the consolidated statement of financial position are as follows:

	2020	2019
	RMB million	RMB million
Post-retirement benefit obligations	2,538	2,584
Less: current portion	(165)	(165)

Non-current portion	2,373	2,419

The principal actuarial assumptions utilized as at the end of the reporting period are as follows:

	2020	2019
Discount rates for post-retirement benefits	3.40%	3.40%
Mortality rate	China Insurance Life Mortality	China Insurance Life Mortality
	Table (2010-2013). CL5 for Male and CL6 for Female	Table (2010-2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2020
Discount rate for post-retirement benefits	0.25	(78)	0.25	81
Annual increase rate of pension benefits	1.00	244	1.00	(208)
Annual increase rate of medical expenses	1.00	43	1.00	(36)
2019
Discount rate for post-retirement benefits	0.25	(74)	0.25	77
Annual increase rate of pension benefits	1.00	260	1.00	(222)
Annual increase rate of medical expenses	1.00	36	1.00	(30)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

38	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2020	2019
	RMB million	RMB million
Within the next 12 months	165	165
Between 2 and 5 years	660	661
Between 6 and 10 years	805	809
Over 10 years	2,449	2,534

Total expected payments	4,079	4,169

The average duration of the post-retirement benefit obligations at the end of 2020 was 13 years (2019: 13 years).

The movements in the post-retirement benefit obligations were as follows:

2020

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income
	January 1 2020 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	December 31 2020 RMB million
Defined benefit obligations/ benefit liability	2,584	—	85	85	—	—	61	61	(192)	2,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

38	POST-RETIREMENT BENEFIT OBLIGATIONS (continued)

(b)	Post-retirement benefits (continued)

2019

		Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income
	January 1, 2019 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	December 31, 2019 RMB million
Defined benefit obligations/ benefit liability	2,712	—	92	92	30	—	(70)	(40)	(180)	2,584

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

39	OTHER LONG-TERM LIABILITIES

	2020	2019
	RMB million	RMB million
Long-term duties and levies payable relating to finance leases	1,159	1,487
Deferred gains relating to government grants	121	152
Provision for early retirement benefit obligations and other benefit obligations	251	295
Other long-term payables	659	638

	2,190	2,572
Less: current portion included in other payables and accruals (Note 35)	(235)	(294)

Non-current portion	1,955	2,278

40	SHARE CAPITAL

	2020	2019
	RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each

A shares listed on the Shanghai Stock Exchange (“A Shares”)	11,202	11,202
- Tradable shares with trading moratorium	1,394	1,394
- Tradable shares without trading moratorium	9,808	9,808

H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”)	5,177	5,177
- Tradable shares with trading moratorium	518	518
- Tradable shares without trading moratorium	4,659	4,659

	16,379	16,379

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

41	RESERVES

	Share premium	Capital reserve (note (a))	Hedging reserve	Statutory reserve (note (b))	Other reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2019	29,540	(778)	134	570	(2,421)	14,901	41,946
Unrealized gains on cash flow hedges	—	—	(110)	—	—	—	(110)
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	13	—	13
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	7	—	7
Actuarial gains on post-retirement benefit obligations	—	—	—	—	39	—	39
Transfer from retained profits	—	—	—	212	—	(212)	—
Profit for the year	—	—	—	—	—	3,192	3,192
Issue of shares	7,530	—	—	—	—	—	7,530
Others	—	11	—	—	—	1	12

At December 31, 2019	37,070	(767)	24	782	(2,362)	17,882	52,629

At January 1, 2020	37,070	(767)	24	782	(2,362)	17,882	52,629
Unrealized gains on cash flow hedges	—	—	158	—	—	—	158
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	(203)	—	(203)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	2	—	2
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(61)	—	(61)
Loss for the year	—	—	—	—	—	(11,836)	(11,836)
Final 2019 dividend	—	—	—	—	—	(819)	(819)

At December 31, 2020	37,070	(767)	182	782	(2,624)	5,227	39,870

Notes:

(a)	Capital reserve

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

42	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	2020	2019
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%

	2020 RMB million	2019 RMB million
(Loss)/profit for the year allocated to non-controlling interests:
CEA Jiangsu	(435)	115
CEA Yunnan	(73)	50
CEA Wuhan	(207)	128

Dividends paid to non-controlling interests of CEA Jiangsu	—	37
Dividends paid to non-controlling interests of CEA Wuhan	—	45

Accumulated balances of non-controlling interests at the reporting date:
CEA Jiangsu	1,010	1,445
CEA Yunnan	631	704
CEA Wuhan	1,299	1,511

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
2020
Revenue	4,550	6,048	1,650
Total expenses	(5,713)	(6,809)	(2,167)
Loss for the year	(1,163)	(761)	(517)
Total comprehensive income for the year	(1,164)	(761)	(532)

Current assets	477	290	97
Non-current assets	12,724	17,999	7,590
Current liabilities	(4,109)	(5,219)	(1,998)
Non-current liabilities	(6,395)	(6,528)	(2,441)

Net cash flows from operating activities	1,833	3,232	642
Net cash flows used in investing activities	(331)	(534)	(99)
Net cash flows used in financing activities	(1,556)	(2,698)	(543)
Effect of foreign exchange rate changes, net	—	—	—

Net decrease in cash and cash equivalents	(55)	—	—

	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
2019
Revenue	9,774	11,634	4,743
Total expenses	9,466	11,110	4,424
Profit for the year	308	524	319
Total comprehensive income for the year	309	524	328

Current assets	1,116	575	369
Non-current assets	12,620	19,210	7,917
Current liabilities	(2,486)	(3,623)	(1,611)
Non-current liabilities	(7,390)	(8,859)	(2,897)

Net cash flows from operating activities	1,930	2,457	885
Net cash flows used in investing activities	(16)	(425)	(222)
Net cash flows used in financing activities	(1,874)	(2,031)	(666)
Effect of foreign exchange rate changes, net	—	—	—

Net increase/(decrease) in cash and cash equivalents	40	1	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

43	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Cash generated from operations

	2020 RMB million	2019 RMB million	2018 RMB million
(Loss)/profit before income tax	(16,488)	4,299	3,856
Adjustments for:
Depreciation of property, plant and equipment	9,067	9,078	14,616
Depreciation of right-of-use assets	12,367	12,298	—
Depreciation of investment properties	12	25	26
Amortization of intangible assets	239	143	160
Amortization of lease prepayments	—	—	43
Amortization of other non-current assets	570	536	468
Gain on disposal of property, plant and equipment	(17)	(22)	(267)
Gain on disposal of prepayments for land use rights	—	—	(210)
Gain on disposal of an investment in a subsidiary	—	(64)	—
Gain on disposal of an investment in an associate	—	—	(5)
Dividend income from equity investments at fair value through other comprehensive income	(12)	(19)	(23)
Dividend income from a financial asset at fair value through profit or loss	(6)	(3)	(6)
Share of results of associates	82	(265)	(170)
Share of results of joint ventures	13	(17)	(34)
Net foreign exchange (gains)/loss	(2,746)	890	1,983
Fair value losses/(gains), net:

Financial asset at fair value through profit or loss	26	(25)	27

(Gain)/loss on fair value changes of derivative financial instruments	—	—	(311)
COVID-19-related rent concessions from lessors	(3)	—	—
Impairment charges	184	4	318
Impairment losses on financial assets, net	32	16	27
Interest income	—	—	(110)
Interest expense	5,214	5,169	3,727

Operating profit before working capital changes	8,534	32,043	24,115

Changes in working capital
Flight equipment spare parts	200	(457)	(66)
Trade and notes receivables	593	(275)	708
Prepayments and other receivables	2,893	(2,336)	(2,056)
Contract liabilities	(6,686)	1,281	1,051
Restricted bank deposits and short-term bank deposits	(6)	9	35
Trade and bills payables	(657)	(163)	856
Other payables and accruals	(983)	1,459	36
Staff housing allowances	—	—	(36)
Other long-term liabilities	(2,174)	(1,916)	(525)
Post-retirement benefit obligations	(46)	(125)	42
Provision for lease return costs for aircraft and engines	(188)	617	(113)

Cash generated from operations	1,480	30,137	24,047

(b)	Major non-cash transactions

	2020 RMB million	2019 RMB million	2018 RMB million
Additions to right-of-use assets and lease liabilities	7,191	24,434	—
Finance lease obligations incurred for acquisition of aircraft	—	—	7,945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

43	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(c)	Changes in liabilities arising from financing activities

	Bank and other loans RMB million	Obligations under finance leases/Lease liabilities RMB million
At January 1, 2018	63,801	66,868
Changes from financing cash flows	(9,076)	(9,629)
Foreign exchange movement	401	1,419
New finance leases	—	18,769

At December 31, 2018	55,126	77,427

Effect of adoption of IFRS 16	—	31,879
At January 1, 2019	55,126	109,306
Changes from financing cash flows	(3,427)	(23,895)
Foreign exchange movement	138	851
Disposal of a subsidiary	—	(10)
New leases	—	24,023

At December 31, 2019	51,837	110,275

At January 1, 2020	51,837	110,275
Changes from financing cash flows	36,173	(18,444)
COVID-19-related rent concessions from lessors	—	(3)
Foreign exchange movement	(115)	(2,768)
New leases	—	7,191

At December 31, 2020	87,895	96,251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

43	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(d)	Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	2020	2019
	RMB million	RMB million
Within operating activities	(358)	(631)
Within investing activities	(1,183)	(1,449)
Within financing activities	(22,099)	(27,789)

44	COMMITMENTS

(a)	The Group had the following capital commitments at the end of the reporting period:

	2020	2019
	RMB million	RMB million
Contracted for:
– Aircraft, engines and flight equipment (note)	37,277	47,822
– Other property, plant and equipment	3,646	4,917
– Investments	1,335	860

	42,258	53,599

Note:

(i)

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows:

	2020	2019
	RMB million	RMB million
Within one year	13,542	18,388
In the second year	13,692	12,442
In the third year	7,109	11,956
In the fourth year	2,934	3,892
Over four years	—	1,144

	37,277	47,822

The above capital commitments represent the future outflows of cash or other resources.

(ii)

On March 11, 2019, the Civil Aviation Administration of China ordered all domestic airlines to ground all 737MAX-8 aircraft. The Group has 46 737MAX-8 aircraft on order as at December 31, 2020 and has not taken delivery of any 737MAX-8 aircraft since the grounding. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the above table represent the Group’s best estimate, including with respect to the delivery of Boeing 737MAX-8 aircraft. However, the actual delivery schedule may differ from the table above.

(b)

The Group has various lease contracts that have not yet commenced as at December 31, 2020. The future lease payments for these non-cancellable lease contracts are RMB62 million (2019: RMB62 million) due within one year, and RMB123 million (2019: RMB16 million) due in the second to fifth years.

(c)	As at December 31, 2020, lease commitments for short-term leases amounted to RMB130 million (2019: RMB83 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at December 31, 2020 (December 31, 2019: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at December 31, 2020 (December 31, 2019:16.03% and 2.79%).

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

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
China Eastern Airlines Media Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company
Beijing Xinghang Aviation Property Co., Ltd. (“Beijing Aviation Property”)	Associate of the Company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries (“Eastern Air Catering”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance
Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”)	Joint venture of the Company
CEA Development Co., Ltd. and its subsidiaries (“CEA Development”)	Controlled by the same parent company
Eastern Airline Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of TravelSky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK
Juneyao Airlines Co., Ltd. and its subsidiaries (“Juneyao Air”)	A director and vice president of the Company is a director of Juneyao Air

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions

		Pricing policy
		and decision	2020	2019	2018
Nature of transaction	Related party	process	RMB million	RMB million	RMB million
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i)	812	1,471	1,317
	CEA Development	(i)	—	—	78
	Eastern Import & Export	(i)	50	56	60
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	132	142	165
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	1,180	1,762	2,394
	Technologies Aerospace	(i)	184	221	344
	Wheels & Brakes	(i)	45	144	129
	Shanghai Hute	(i)	116	88	74
	XIESA	(i)	67	2	—
Payments on cabin cleaning services	Eastern Advertising	(i)	9	22	20
Advertising expense*	Eastern Advertising	(i)	26	29	19
Payments on system services	China Kaiya	(i)	18	16	21
Equipment maintenance fee*	Collins Aviation	(i)	33	45	60
	CEA Development	(i)	81	98	71
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	4	13	13
Property management and green maintenance expenses*	CEA Development	(i)	195	205	102
Payments on hotel accommodation service*	CEA Development	(i)	122	134	127
	Shanghai Airlines Tours	(i)	10	23	—
Payments on construction and and management agent*	Eastern Investment	(i)	13	14	18
Payments on logistics services	Eastern Import & Export	(i)	—	49	142
	Eastern Logistics	(i)	115	53	—
Civil aviation information network services**	TravelSky	(i)	552	753	646
Flight equipment spare parts maintenance**	CASC	(i)	107	143	189
Flight training fee	CAE Melbourne	(i)	41	70	75
Payments on aviation transportation cooperation and support services**	AFK	(i)	221	537	425
Payments on aviation transportation cooperation services	Juneyao Air	(i)	2	2	—
Flight equipment spare parts maintenance and support services	AFK	(i)	10	19	2
Bellyhold space management *	Eastern Logistics	(i)	—	—	32
Bellyhold space operation cost*	Eastern Logistics	(i)	—	310	246
Transfer of pilots	Eastern Logistics	(i)	—	11	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

		Pricing policy
		and decision	2020	2019	2018
Nature of transaction	Related party	process	RMB million	RMB million	RMB million
Purchase of goods and services (continued)
Cargo terminal business support services*	Eastern Logistics	(i)	286	481	348
Bellyhold container management	Eastern Logistics	(i)	13	13	11
Provision of services
Contractual revenue from bellyhold space* (note)	Eastern Logistics	(i)	—	3,826	2,795
Exclusive operation transportation in relation to the passenger aircraft cargo business*(note)	Eastern Logistics	(i)	4,895	—	—
Freight logistics support services*	Eastern Logistics	(i)	185	135	126
Software system and support services	Eastern Logistics	(i)	5	4	42
Transfer of freight depots and equipment	Eastern Logistics	(i)	—	—	28
Media royalty fee	Eastern Advertising	(i)	14	15	14
Aviation transportation cooperation and support services**	AFK	(i)	105	593	728
Aviation transportation cooperation services	Juneyao Air	(i)	14	11	—
Transfer of pilots	Juneyao Air	(i)	22	—	—
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	35	41	—
Lease payments
Lease payments for land and buildings*	CEA Holding	(ii)	36	40	33
	Eastern Investment	(ii)	98	83	—
(2018: Land and buildings rental)
Settlements of lease liabilities on aircraft and engines	CES Lease Company	(ii)	6,667	5,779	3,984
(2018: Payments on operating leases and financial leases)
Lease payments for special vehicle and equipment*	CEA Development	(ii)	37	21	—
Rental income
Rental income for land and buildings under short-term leases*	Eastern Air Catering	(ii)	15	—	—
Interest expense
Interest expense on loans	CEA Holding	(iii)	32	27	13
	Eastern Air Finance Company	(iii)	5	5	—
Interest income
Interest income on loans	CAE Melbourne	(iii)	1	—	—
Interest income on deposits	Eastern Air Finance Company	(iii)	24	15	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

Note:

To address the business competition between the passenger aircraft cargo business of the Company and the all-cargo aircraft business of China Cargo Airlines Co., Limited (“China Cargo Airlines”), a subsidiary of Eastern Logistics, the Company gave China Cargo Airlines a long term contractual operation to operate and manage the passenger aircraft bellyhold space cargo business with independence and autonomy from April 2018. Against the backdrop of COVID-19’s immense impact on the aviation industry, in order to further clarify the passenger aircraft cargo business’s related business scope and pricing methods under unconventional circumstances such as “passenger-to-cargo conversion”, and taking into account certain limitations of adopting an evaluation-based pricing mechanism in the original passenger aircraft bellyhold space contractual operation transactions, the Company and China Cargo Airlines have negotiated and agreed to adjust and optimize the passenger aircraft cargo business’s scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the original passenger aircraft bellyhold space contractual operation proposal to an exclusive operation proposal for passenger aircraft cargo business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Group’s passenger aircraft cargo business. The exclusive operation agreement was entered into by both parties on September 29, 2020 which was deemed to have become effective on January 1, 2020.

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

During the years ended December 31, 2020 and 2019, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	2020	2019
	RMB million	RMB million
Trade receivables
Eastern Logistics	630	295
CASC	—	23
Juneyao Air	8	10
Eastern Air Catering	—	1
Others	4	5

	642	334

	2020	2019
	RMB million	RMB million
Prepayments and other receivables
Eastern Import & Export	158	272
Technologies Aerospace	6	7
Eastern Air Catering	36	6
Eastern Advertising	1	28
CEA Development	11	7
CEA Holding	228	—
CASC	13	13
TravelSky	49	7
Juneyao Air	4	10
Eastern Air Finance Company	240	405
Others	22	21

	768	776

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	2020	2019
	RMB million	RMB million
Trade and bills payables
Eastern Import & Export	363	421
Eastern Air Catering	266	390
Technologies Aerospace	95	104
CEA Development	96	76
Shanghai P&W	213	465
Collins Aviation	9	7
CEA Holding	28	18
CASC	27	17
Shanghai Hute	32	13
TravelSky	7	22
Wheels & Brakes	14	17
Shanghai Airlines Tours	1	3
Eastern Investment	74	—
XIESA	32	—
Beijing Aviation Property	—	101
Others	13	7

	1,270	1,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

45	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	2020	2019
	RMB million	RMB million
Other payables and accruals
Eastern Import & Export	37	5
Eastern Air Catering	2	2
CEA Holding	99	111
CEA Development	1	1
Eastern Investment	61	86
CES Lease Company	189	166
CASC	2	2
XIESA	—	2
Others	7	8

	398	383

	2020	2019
	RMB million	RMB million
Lease liabilities
CES Lease Company	42,168	42,848

Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate
	2020	2019	2020	2019
			RMB million	RMB million
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	5,474	1,122
Short-term borrowings (included in borrowings)
Eastern Air Finance Company	2.80%	—	4,000	—
Long-term borrowings (included in borrowings)
CEA Holding	3.86%	3.86%	828	828
Loan to a joint venture
CAE Melbourne	3.74%	3.74%	11	15

(d)	Guarantees by the holding company

As at December 31, 2020, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2019: RMB7.8 billion).

(e)	Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits was analyzed as follows:

	2020	2019	2018
	RMB million	RMB million	RMB million
Directors and supervisors	4	1	2
Senior management	1	8	8

	5	9	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

46	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivatives designated as hedging instruments	Total
2020	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	—	995	—	—	995
Derivative financial instruments	—	—	—	399	399
Financial assets included in other non-current assets	—	—	150	—	150
Trade receivables	—	—	1,124	—	1,124
Financial asset at fair value through profit or loss	95	—	—	—	95
Financial assets included in prepayments and other receivables	—	—	2,452	—	2,452
Restricted bank deposits	—	—	12	—	12
Cash and cash equivalents	—	—	7,651	—	7,651

	95	995	11,389	399	12,878

	Financial liabilities at amortized cost	Derivatives designated as hedging instruments	Total
	RMB million	RMB million	RMB million
Financial liabilities
Trade and bills payables	3,220	—	3,220
Financial liabilities included in other payables and accruals	15,790	—	15,790
Lease liabilities	96,251	—	96,251
Borrowings	87,895	—	87,895
Derivative financial instruments	—	141	141

	203,156	141	203,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

46	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivatives designated as hedging instruments	Total
2019	RMB million	RMB million	RMB million	RMB million	RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	—	1,274	—	—	1,274
Derivative financial instruments	—	—	—	70	70
Financial assets included in other non-current assets	—	—	180	—	180
Trade receivables	—	—	1,717	—	1,717
Financial asset at fair value through profit or loss	121	—	—	—	121
Financial assets included in prepayments and other receivables	—	—	3,906	—	3,906
Restricted bank deposits and short-term bank deposits	—	—	6	—	6
Cash and cash equivalents	—	—	1,350	—	1,350

	121	1,274	7,159	70	8,624

	Financial liabilities at amortized cost	Derivatives designated as hedging instruments	Total
	RMB million	RMB million	RMB million
Financial liabilities
Trade and bills payables	3,877	—	3,877
Financial liabilities included in other payables and accruals	16,934	—	16,934
Lease liabilities	110,275	—	110,275
Borrowings	51,837	—	51,837
Derivative financial instruments	—	23	23

	182,923	23	182,946

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

47	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	December 31, 2020		December 31, 2019
	Carrying amounts	Fair values	Carrying amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	995	995	1,274	1,274
Financial asset at fair value through profit or loss	95	95	121	121
Derivative financial assets	399	399	70	70
Deposits relating to aircraft held under leases included in other non-current assets	143	142	156	148

Total	1,632	1,631	1,621	1,613

Financial liabilities
Derivative financial liabilities	141	141	23	23
Long-term borrowings	30,745	32,355	26,604	23,754
Lease liabilities	82,178	82,653	94,685	89,491

Total	113,064	115,149	121,312	113,268

The Group has assessed that the fair values of cash and cash equivalents, restricted bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term debentures approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts, fuel forward contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot, forward rates, interest rate curves and fuel forward price. The carrying amounts of forward currency contracts, fuel forward contracts and interest rate swaps are the same as their fair values.

As at December 31, 2020, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognized at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and to calculate an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

47	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Set out below is a summary of the significant unobservable input to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2020 and 2019:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	2020: 20% to 35% (2019: 20% to 35%)	1% (2019: 1%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB5 million (2019: RMB11 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at December 31, 2020
	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Equity investments designated at fair value through other comprehensive income	457	—	538	995
Derivative financial assets
- Forward fuel contracts	—	399	—	399
Financial asset at fair value through profit or loss	95	—	—	95

Total	552	399	538	1,489

Liabilities
Derivative financial liabilities
- Interest rate swaps	—	140	—	140
- Forward fuel contracts	—	1	—	1

Total	—	141	—	141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

47	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities measured at fair value: (continued)

As at December 31, 2019

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Equity investments designated at fair value through other comprehensive income	496	—	778	1,274
Derivative financial assets
- Interest rate swaps	—	27	—	27
- Forward foreign currency contracts	—	43	—	43
Financial asset at fair value through profit or loss	121	—	—	121

Total	617	70	778	1,465

Liabilities
Derivative financial liabilities
- Interest rate swaps	—	10	—	10
- Forward foreign currency contracts	—	13	—	13

Total	—	23	—	23

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2019: Nil).

Assets and liabilities for which fair values are disclosed:

As at December 31, 2020

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	142	—	142

	—	142	—	142

Liabilities
Long-term borrowings	4,936	27,419	—	32,355
Lease liabilities	—	82,653	—	82,653

	4,936	110,072	—	115,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

47	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed: (continued)

As at December 31, 2019

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	148	—	148

	—	148	—	148

Liabilities
Long-term borrowings	2,897	20,857	—	23,754
Lease liabilities	—	89,491	—	89,491

	2,897	110,348	—	113,245

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, were approved by the Board.

Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability items (mainly resulting from purchases of aircraft) are mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk (continued)

The following tables detail the Group’s exposure to major currency risk at the reporting date:

	2020
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	10	2	—	2
Cash and cash equivalents	968	4	3	3
Other receivables	115	3	1	12
Other non-current assets	150	—	—	—
Trade and other payables	(108)	(1)	—	—
Lease liabilities	(36,267)	(8)	(85)	(142)
Borrowings	(375)	(2,664)	(2,466)	(3,162)

	2019
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	28	47	5	59
Cash and cash equivalents	635	63	5	10
Other receivables	2,065	3	1	13
Other non-current assets	180	—	—	—
Trade and other payables	(105)	(3)	—	(6)
Lease liabilities	(45,674)	—	(397)	(183)
Borrowings	(870)	(3,073)	(2,587)	(3,205)

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2020		2019
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(266)/266	—	(328)/328	41/(41)
If RMB (weakens)/strengthens against JPY	(25)/25	—	(25)/25	—
If RMB (weakens)/strengthens against EUR	(20)/20	—	(22)/22	—
If RMB (weakens)/strengthens against SGD	(19)/19	—	(22)/22	—

Interest rate risk

The Group’s interest rate risk primarily arises from borrowings and lease liabilities. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 36 and 23 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Interest rate risk (continued)

The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting date:

	2020	2019
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	7,651	1,350
Restricted bank deposits	12	6
Borrowings	(13,328)	(3,943)
Lease liabilities	(44,541)	(49,851)
Interest rate swaps at notional amount	4,504	6,194

	2020	2019
	RMB million	RMB million
Fixed rate instruments
Borrowings	(74,567)	(47,929)
Lease liabilities	(51,710)	(60,424)

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2020		2019
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	(94)	8	(98)	12

Fuel price risk

Jet fuel is a major component of the Group’s operating expenses and the Group’s results are significantly affected by the volatility in the price of jet fuel. For the year ended December 31, 2020, if fuel price had been 5% lower/higher with all other variables held constant, the Group’s fuel cost would have been RMB692 million lower/higher (2019: RMB1,710 million lower/higher).

The Group’s policy is to reduce fuel price risk by hedging a percentage of its expected fuel consumption. Fuel forward contracts are used to achieve the Group’s desired hedging position. An increase of 5 percent in the jet fuel price at the reporting date would have resulted in a change in other comprehensive income by the amounts shown below. It represents the change in fair value of fuel forward contracts at the reporting date. The analysis assumes that all other variables remain constant.

	2020	2019
	Effect on other comprehensive income	Effect on other comprehensive income
	RMB million	RMB million
Fuel forward contracts	62	—

Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organized by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB165 million as at December 31, 2020 (2019: approximately RMB835 million). The credit risk exposure to BSP agents and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management’s expectations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

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

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31.

The amounts presented are gross carrying amounts for financial assets and the exposure to credit risk.

At December 31, 2020

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Trade receivable*	—	—	47	1,077	1,124
Financial assets included in prepayments and other receivables – Normal **	2,067	274	111	—	2,452
Restricted bank deposits – Not yet past due	12	—	—	—	12
Cash and cash equivalents – Not yet past due	7,651	—	—	—	7,651

At December 31, 2019

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Trade receivable*	—	—	185	1,532	1,717
Financial assets included in prepayments and other receivables – Normal **	3,349	435	122	—	3,906
Restricted bank deposits – Not yet past due	6	—	—	—	6
Cash and cash equivalents – Not yet past due	1,350	—	—	—	1,350

*	For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 27 to the financial statements, respectively.
**

The credit quality of the financial assets included in prepayments and other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 27 to the financial statements.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group as the customer bases of the Group’s trade receivables are widely dispersed in different sectors and industries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through leases or bank loans.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than
	1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2020
Borrowings	58,989	6,946	19,126	7,779	92,840
Derivative financial instruments	3	7	132	—	142
Lease liabilities	17,443	16,009	40,241	37,319	111,012
Trade, bills and other payables	19,010	—	—	—	19,010

	95,445	22,962	59,499	45,098	223,004

	Less than
	1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2019
Borrowings	26,422	8,796	15,882	3,872	54,972
Derivative financial instruments	14	—	8	2	24
Lease liabilities	19,870	15,276	39,935	45,129	120,210
Trade, bills and other payables	20,811	—	—	—	20,811

	67,117	24,072	55,825	49,003	196,017

Equity price risk

The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 28) and equity investments designated at fair value through other comprehensive income (Note 22) as at December 31, 2020. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31, 2020	High/Low 2020	December 31, 2019	High/Low 2019
Hong Kong – Hang Seng Index	27,231	29,056/21,696	28,190	30,157/25,064
Shanghai – A Share Index	3,640	3,640/2,788	3,196	3,426/2,580

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

48	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Equity price risk (continued)

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at December 31, 2020.

	Carrying amount of equity investment	Increase/(decrease) in profit or loss		Increase/(decrease) in comprehensive income
	RMB million	RMB million		RMB million
2020
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	457	—		34/	(34)
Shanghai – Financial asset at fair value through profit or loss	95	7/	(7)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	538	—		40/	(40)
2019
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	496	—		37/	(37)
Shanghai – Financial asset at fair value through profit or loss	121	9/	(9)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	778	—		58/	(58)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and December 31, 2019.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows:

	December 31,	December31,
	2020	2019
	RMB million	RMB million
Total liabilities	225,496	212,539
Total assets	284,650	285,185

Debt ratio	79%	75%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with International Financial Reporting Standards)

For the years ended December 31, 2020, 2019 and 2018

49	EVENTS AFTER THE REPORTING PERIOD

On March 12, 2021, the Company issued two series of corporate bonds with a total principal of RMB9 billion on the Shanghai Stock Exchange. The first series of corporate bonds with a total principal amount of RMB3 billion bears interest at the rate of 3.95% per annum and the principal of the bonds will mature and become repayable on March 12, 2031. Another series of corporate bonds with a total principal amount of RMB6 billion bears interest at the rate of 3.68% per annum and the principal of the bonds will mature and become repayable on March 12, 2027.

On March 29, 2021, the Group’s extraordinary general meeting approved the Proposal for the Non-public Issuance of A shares by China Eastern Airlines Corporation Limited, pursuant to which the Company will issue 2,494,930,875 A Shares to CEA Holding. It is expected that the proceeds to be raised will be not more than RMB10,828 million.