Form 20-F/A
period 2020-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2022-01-28
CIK 1030475

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

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of China Eastern Airlines Corporation Limited. (the “Company,” , “we,” and “our”) for the year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on April 28, 2021 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in respect of climate change and related matters in “Item 3” and “Item 4” of Part I. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 19 of Part III with this Amendment solely to file the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

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

The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

Many aspects of our operations are subject to evolving and increasingly stringent national, local and international laws governing the protection of the environment. Existing laws and future regulatory action concerning climate change and aircraft emissions could have a significant effect on the aviation industry. Given the scope of our business, we are required to comply with international and domestic regulatory requirements for carbon emission concerning our business activities and daily operations issued by relevant authorities. Compliance with existing and future environmental laws and regulations could require capital investment and increase operational costs, and violations can lead to significant fines and penalties and reputational harm. For more details, see “Item 4. Information on the Company - B. Business Overview - Climate Change and Related Matters”.

Additional regulation could result in taxation, regulatory or permitting requirements from multiple jurisdictions for the same operations and costs for the aviation industry, including us. In addition to direct costs, such regulation could result in increased fuel costs passed through from fuel suppliers affected by any such regulations. While the specific nature of future actions is hard to predict, new laws or regulations related to environmental matters adopted in the PRC or other countries could impose significant additional costs on our operations. Certain airports have also adopted, and others could in the future adopt, greenhouse gas emission or climate-related goals and requirements that could impact our operations or require us to make changes or investments in our infrastructure. Finally, there is uncertainty with respect to the future supply, demand and price of sustainable or lower carbon aircraft fuel, carbon offset credits and technologies that could allow us to reduce our emissions of carbon dioxide.

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

Climate Change and Related Matters

Many aspects of our operations are subject to evolving and increasingly stringent national, local and international laws governing the protection of the environment. In recent years, regulatory authorities in China and other countries have issued a number of directives and other regulations to address, among other things, aircraft noise and emissions, the use and handling of hazardous materials, aircraft age and environmental contamination remedial clean-up measures. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life.

Existing laws and future regulatory action concerning climate change and aircraft emissions could have an effect on the aviation industry. For example, in order to address aircraft carbon dioxide emissions, the International Civil Aviation Organization (“ICAO”), a United Nations specialized agency, formally adopted, on the 39th Session of the ICAO Assembly, a global market-based management (“MBM”) scheme in the form of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) to address any annual increase in total CO2 emissions from international civil aviation (i.e. civil aviation flights that depart in one country and arrive in a different country) above the 2020 levels, taking into account special circumstances and capabilities of respective airlines. Certain CORSIA program details remain to be developed and thus the impact of CORSIA cannot be fully predicted at this time. However, CORSIA is expected to increase operating costs for airlines that operate internationally.

In 2008, the European Union (“EU”) issued the ETS2003/87/EC Directive, which implemented a greenhouse gas market-based reduction mechanism for the civil aviation industry from 2012 onwards, covering all flights arriving or departure at or from the EU airports. In 2013, 2014 and 2017, the European Commission amended the original directive several times, narrowing down the scope to cover only flights operating between two airports within the EU and allowing airlines with annual emissions of less than 3,000 tonnes of CO2 to use simplified methods for monitoring reporting and certification in accordance with the requirements of small emitters.

In accordance with the relevant EU resolutions and relevant documents of the Civil Aviation Administration of China (“CAAC”), we are qualified as a small emitter and have completed the carbon allowance compliance clearances for flights operating between two airports within the EU between 2012 and 2020.

On July 14, 2021, the European Commission put forward the proposal of “Fit for 55 Package”. The ultimate goal was to reduce emissions by 55% by 2030 as compared to that of 1990s, so as to achieve a completely climate-neutral EU by 2050. The European Union proposed to phase out the free ETS quotas allocated to airlines by 2026, which will further increase carbon emission management costs for airlines.

According to the regulatory requirements on carbon emissions management issued by the relevant national and Shanghai regulatory authorities, we are required to timely submit the monitoring plans and carbon emission reports, accept inspection for carbon emission, fulfil the obligations of quota clearance as scheduled and improve the comprehensive capabilities of carbon emission management and trading.

However, we may be subject to additional carbon trading compliance requirements in the future due to the general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions. For more information on the environmental regulation requirement, see “Item 3. Key Information - Risk Factors - Risks Relating to the Aviation Industry - The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

In response to such general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions, the airline companies seek to adopt all kinds of approaches to address relevant issues, including improving the fuel efficiency of the existing aircraft fleet through the retirement of older aircraft and their replacement with newer, more fuel efficient aircraft; implementing fuel saving procedures in their flight, route and ground support operations that further reduce carbon emissions; and supporting efforts to develop sustainable alternative fuels and other innovative technologies to further reduce their emissions and minimize their impact on the environment. We believe such industry trend will lead to the accelerated fleet upgrading plan of airline companies, introduction of more low emission and fuel efficient aircraft, enhanced promotion in the application of energy-saving and environmentally friendly products, maintain compliance in the carbon trading in international and domestic markets, and careful management of reputational risk arising from non-compliant carbon emissions.

Being one of the largest players in international aviation industry, our commitment to reduce overall environmental impact of greenhouse gas emissions have been persistent. We have complied with international and domestic regulatory requirements for carbon emission and we are pushing further with reducing our carbon footprint. In particular, we participated in the EU ETS and the Shanghai Environment and Energy Exchange scheme and fulfilled our carbon emission obligation. We are also actively exploring voluntary emission reduction mechanisms by purchasing China Certified Emission Reductions (CCER) and introducing carbon neutrality flights. We are also committed to investing in greenhouse gas emission reduction measures. Our efforts include introducing new energy-efficient aircraft and retiring and replacing our older aircraft, and having wingtips and modified engines retrofitted on the aircraft, introducing electric-powered vehicles in the airport and implementing other refined fuel-saving measures to reduce greenhouse gas emissions.

Transition risks

Service Demand

It does not appear to us that climate change has an apparent effect on the demand for our air travel services for the time being, based on the following two factors:

(i) The change in demand for air travel services is not attributable to the climate change. Air travel remains one of the most efficient and main methods of travel domestically and globally. China’s aviation market has experienced a rapid growth for the past ten years, with the number of passengers in the civil aviation sector in China increased from 282.2 million in 2011 to 663.6 million in 2019, representing a CAGR of 11.3%, according to the data publicly available on the website of National Bureau of Statistics of China. However, the aviation industry has been going through a severe downturn after the breakout of COVID-19 in 2020. The rapid spread and the persistence of the pandemic, as well as the measures governments and private sectors have taken in order to stem the spread of this pandemic, have had, and are continuing to have a material adverse effect on the demand for worldwide air travel, and likewise, on the demand for our services. No apparent signs were found that change in demand for our services is attributable to climate change before or during the COVID-19 pandemic. With the introduction of vaccines and effective medications, we believe the pandemic will eventually be under control and in the long run, demand for air travel services will recover in line with the economic recovery.

(ii) Passenger behaviour does not change. When passengers choose to travel by air or other means of transport, the main factors taken into consideration by them are the length of the journey, the fare and the ease of transfer to the downtown area of the city. When choosing between different airlines, passengers generally consider factors such as fare, security, quality of service and departure and arrival time of the flight. It does not appear to us that passengers have been focused on climate change when making their travel plan or choosing between different means of transport or different airlines for the time being.

However, going forward, if the laws and regulations keep evolving and relevant regulators decide to mandate a high additional charge related to climate change for certain means of transport, passengers will most likely take into consideration the climate change when making travel plans. Also, with the increasing public awareness of climate change, passenger behaviors may start to change as well. If both regulatory trends and passenger behaviors were to change, it is expected that demand for air travel services will decrease for airlines which undervalued the importance of climate change and have not taken measures to save energy and reduce carbon emissions. In this regard, we have been constantly monitoring passenger behaviors, closely following regulatory and industry trends in energy conservation and carbon emission reduction, and have implemented a number of energy-saving and carbon emission reduction improvements, so as to minimize any possible decreases in demand for our services related to climate change.

Reputational Risk

Currently, we are not aware of any incidents which will expose us to apparent reputational risks related to greenhouse gas emissions from our business operations, and we have not encountered any incidents that expose us to reputational risks related to greenhouse gas emissions in our past operations.

We are fully aware that climate change will be one of the major issues of increasing international concerns. Companies, which continue to emit high levels of greenhouse gases without dedication to reduce carbon emissions, will face mounting reputational risks. Therefore, we continue to monitor the progress of carbon emission reduction in aviation industry, and actively participate in the annual meetings and seminars of the International Air Transport Association (IATA) and the International Civil Aviation Organization (ICAO) to discuss and offer our views and advice on the sustainable development of the aviation industry. We attach great importance to global climate governance and follow industry trends to reduce greenhouse gas emissions with proactive attitude and best practices, including introducing the energy-efficient aircraft, applying refined and precise fuel-saving measures for aircrafts, and introducing electric-powered vehicles in the airport. In addition, we are constantly tracking feasible technology or market-oriented solutions, exploring market mechanisms of carbon emission reduction and seeking cooperation for carbon offset projects. Through our efforts, we hope to be recognized as one of the benchmark companies in reducing greenhouse gas emissions in the aviation industry. In the future, we will continue to follow and conduct research on evolving laws, regulations and policies related to climate change, as well as industry trends, to minimize any potential reputation risks arising from and associated with greenhouse gas emissions from our operations.

Technology Development

We do not believe we are facing any apparent transition risks related to technological advances, based on the following factors:

Major technological advances in aviation industry affecting climate change are expected to occur in two areas, namely, innovations in aircraft technology, especially engines, on the one hand, and fuel innovation on the other hand. According to the analysis of IATA, aircraft innovation, including hydrogen and electrical power drives, wing configuration/support wing configuration and other major breakthroughs, is expected to be commercialized after 2035. Fuel innovation mainly refers to the development and commercialized use of hydrogen energy, electrical energy and sustainable aviation fuel, among which, the development and commercialized use of sustainable aviation fuel is key to bringing aviation industry emissions to net-zero. However, the sustainable aviation fuel is featured with high cost, low production and standardization barriers. These two major technological advances, yet a long way to go before they can be fully developed and commercially available, may play a positive and important role in reducing carbon emissions for aviation industry if to be realized eventually in the future.

Currently, given the major technological advances are yet to be achieved, most airline companies are implementing a number of energy-saving and carbon emission reduction improvements, such as actively promoting the application of new aircraft technology, improving operational efficiency and making infrastructure improvements, including the improvement of air traffic management, flight operation management and ground operation management. In this regard, we keep following the industry trend, optimizing flight efficiency, reducing aircraft weight, promoting replacement for Auxiliary Power Unit (APU), and introducing electric-powered vehicles at the airport to strengthen ground operation management. Therefore, we do not believe we are facing any apparent transition risks related to technological advances for climate change.

Market Trend

We do not believe we are facing any apparent transition risks associated with market trends in aviation industry.

In addition to the emission reduction measures mentioned above such as technological advances and operational efficiency improvement, the aviation industry sees a market trend of exploring market-oriented carbon offset projects. Currently, feasible carbon offset projects include industrial carbon reduction projects, renewable energy projects, forestry projects, industrial greenhouse gas compensation projects, natural carbon reduction solutions, methane capture and use projects, etc. In line with the market trend, we are exploring innovative mechanism in carbon emission reduction and carbon trading, exploring the feasibility of leveraging carbon capital markets and carbon financial instruments, as well as hedging carbon transaction costs, and seeking cooperation for carbon offset projects. Therefore, we do not believe we are facing any apparent transition risks associated with market trends in aviation industry.

Material Litigation Risk

We have not had any climate change-related litigation since the inception of our Company. Also, we are not aware of any risk of potential litigation related to climate change for the time being.

However, with evolving and increasingly stringent international, national or local laws and regulations against greenhouse gas emissions, and increasing attention drawn by the climate change issue from respective regulators, groups or individuals, we, as an airline company operating domestic and international routes, do not rule out the possibility that we may be involved in relevant administrative investigations or even lawsuits related to climate change domestically or in other jurisdictions, and be held liable, fined or subject to compensation, damages or other consequences in the future.

We will continue to monitor if any of such proceedings are threatened or contemplated, and in the case of any litigation related to climate change, we will respond actively and try to minimize adverse consequences and reduce relevant losses. We endeavor to gain an in-depth understanding of the laws and regulations as well as the litigation patterns in the jurisdiction where the litigation takes place, conduct fact-finding, actively cooperate with local governmental and regulatory authorities, make necessary rectifications, and engage experienced local lawyers to defend the interests of the Company, or to resolve disputes through alternative dispute resolution such as settlement and mediation.

Compliance Cost

Our costs to comply with laws and regulations related to climate change overseas are the costs arising from the carbon allowance compliance clearances to the EU regulatory authorities, and we completed such clearances to the EU regulatory authorities on schedule, paying a total of approximately EUR74 thousand from 2012 to 2020. Our costs to comply with laws and regulations related to climate change in China are the costs arising from the carbon allowance compliance clearances to Shanghai Municipal Ecological Environment Bureau, and we purchased carbon allowances and carried out China Certified Emission Reductions (CCER) trading following the requirement of the local authority, paying a total of approximately RMB9.7 million from 2013 to 2020.

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

Item 19. Exhibits

The following are filed as exhibits hereto:

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

Date: January 28, 2022