Form 20-F
period 2021-12-31
CHINA EASTERN AIRLINES CORP LTD
filed 2022-04-28
CIK 1030475

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Zhou Qimin, Chief Financial Officer
Email: ir@ceair.com
5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District, Shanghai 201100
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American Depositary Shares	CEA	The New York Stock Exchange
Ordinary H Shares, par value RMB1.00 per share		The New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares. The Ordinary H Shares are also listed and traded on The Stock Exchange of Hong Kong Limited.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31,
2021
, 13,697,662,301 Ordinary Domestic Shares, par value RMB1.00 per share, were issued and outstanding, and 5,176,777,777 Ordinary H Shares par value RMB1.00 per share, were issued and outstanding. H Shares are Ordinary Shares of the Company listed on The Stock Exchange of Hong Kong Limited. Each American Depositary Share represents 50 Ordinary H Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐
No
  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
.    Yes  ☐    No  ☒
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
The words or phrases “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “ought to”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “will”, “would”, and similar expressions or the negatives thereof, as they relate to our Company or its management, are intended to identify “forward-looking statements” within the meaning of Section 27A of the
Securities Act of 1933
, as amended, and Section 21E of the
Securities and Exchange Act of 1934
, as amended, or the Exchange Act. These forward-looking statements are based on current plans and estimates, and speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statement in light of new information, future events or otherwise. Forward-looking statements are, by their nature, subject to inherent risks and uncertainties, some of which are beyond our control, and are based on assumptions and analyzes made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statement, including, without limitation:

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

(9)	our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees; and

(10)	general economic conditions in markets where we operate.

GLOSSARY OF TECHNICAL TERMS

Capacity measurements

ATK (available tonne-kilometers)	the number of tonnes of capacity available for the carriage of revenue load (passengers and cargo) multiplied by the distance flown

ASK (available seat kilometers)	the number of seats made available for sale multiplied by the distance flown

AFTK (available freight tonne-kilometers)	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown

Traffic measurements

revenue passenger-kilometers or RPK	the number of passengers carried multiplied by the distance flown

revenue freight tonne-kilometers or RFTK	cargo and mail load in tonnes multiplied by the distance flown

revenue tonne-kilometers or RTK	load (passenger and cargo) in tonnes multiplied by the distance flown

Load factors

o v erall load factor	tonne-kilometers expressed as a percentage of ATK

passenger load factor	passenger-kilometers expressed as a percentage of ASK

Yield and cost measurements

passenger yield (revenue per passenger-kilometer)	revenue from passenger operations divided by passenger-kilometers

cargo and mail yield (revenue per cargo and mail tonne-kilometer)	revenue from cargo and mail operations divided by cargo and mail tonne-kilometers

average yield (revenue per total tonne-kilometer)	revenue from airline operations divided by tonne-kilometers

unit cost	operating expenses divided by ATK

Tonne	a metric ton, equivalent to 2,204.6 lbs

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Relating to our Business
The COVID-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on our business, results of operations and financial condition.
The outbreak of the COVID-19 pandemic and implementation of measures to reduce its spread have adversely impacted our business and continue to adversely impact our business in a number of ways. Multiple countries have responded to the virus with air travel restrictions and closures, testing requirements or recommendations against air travel. We experienced a significant decline in domestic and international demand due to the decreased willingness to travel and the implementation of the “Five-One” policy for international flights by the Civil Aviation Administration. For the year ended December 31, 2021, our total ASK and total number of passengers carried increased by 5.7% and 6.0%, respectively, while our passenger load factors decreased by 2.8 percentage points, as compared to the same period of 2020. The decline in demand for worldwide air travel services caused a material deterioration in our revenues in 2020 and 2021, and our net loss attributable to shareholders increased from RMB11.8 billion in 2020 to RMB12.2 billion in 2021.
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

Recent developments with respect to the COVID-19 vaccines have the potential to affect the scope and duration of the pandemic. While a number of the COVID-19 vaccines have received regulatory approval and are available in the PRC and other parts of the world, a degree of uncertainty exists with respect to the distribution, utilization, and long-term efficacy of vaccinations among the general population. The impact of the COVID-19 vaccines on the pandemic, demand for air travel, and our business remain unknown. Even once the pandemic and fears of travel subside, demand for air travel may remain weak for a significant period of time. In particular, consumer behavior related to traveling may be negatively impacted by adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels, and loss of wealth resulting from the impact of the COVID-19 pandemic. The ultimate impact of the COVID-19 pandemic is still highly uncertain and subject to change, and the extent to which COVID-19 impacts our business, results of operations and financial condition in future periods will depend on the future developments of the pandemic, including the outbreak of Delta and Omicron and potential future variants of the virus.
Moreover, any other adverse public health developments, including SARS, Ebola, Avian Flu or Influenza A (H1N1), and the occurrence of natural disasters may, among other things, also lead to travel restrictions and reduced levels of economic activity in the affected areas, which may in turn significantly reduce demand for our services and have a material adverse effect on our financial condition and results of operations.
Our reputation, business prospects, results of operations, financial condition as well as our fleet availability may be materially and adversely affected in the event of an accident or incident involving our flight.
As an airline company, we’re operating a large fleet, an accident or incident involving our aircraft could result in delays and require repair or replacement of a damaged aircraft, which could result in consequential temporary or permanent losses from disruption of service and/or significant liability to injured passengers and others. Unforeseeable or unpredictable events such as inclement weather, mechanical failures, human error, aircraft defects and other force majeure events may affect flight safety, which could result in accidents and/or incidents of passenger injuries or deaths that could lead to significant injury and loss claims, and the amount of such coverage may not be adequate to cover the costs related to an accident or incident in full, which could damage our results of operations and financial condition. In addition, any aircraft accident or incident, even if fully insured, could harm our reputation, competitive position and result in a decrease in our operating revenues. The occurrence of any of the foregoing could adversely affect our results of operations and financial condition. On March 21, 2022, a Boeing 737-800 passenger plane with flight number MU5735 of China Eastern Airlines Yunnan Co., Ltd. crashed in Wuzhou, Guangxi, China. The investigation of the cause of the accident is still in progress. The Company will further evaluate the impact of the accident, and the current and future impact of the accident on the Company remain uncertain.
Our indebtedness and other financial obligations may have a material adverse effect on our liquidity and operations.
We have a substantial amount of debt, lease and other financial obligations, and will continue to do so in the future. As of December 31, 2021, our total liabilities were approximately RMB231,638 million and our current liabilities exceeded our current assets by approximately RMB57,981 million. Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as of December 31, 2020 and 2021 were approximately RMB184,168 million and RMB193,765 million, respectively, of which short-term interest-bearing liabilities accounted for approximately 38.7% and 31.1%, respectively. Our substantial indebtedness and other financial obligations could materially and adversely affect our business and operations, including being required to dedicate additional cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for operations, maintenance and service improvements and future business opportunities, increasing our vulnerability to economic recessions, reducing our flexibility in responding to changing business and economic conditions, placing us at a disadvantage compared to competitors with lower debt, limiting our ability to arrange for additional financing for working capital, capital expenditures and other general corporate purposes, at all or on terms that are acceptable to us.
Moreover, we are largely dependent upon cash flows generated from our operations and external financing to meet our debt repayment obligations and working capital requirements, which may reduce the funds available for other business purposes. However, the widespread and continuous COVID-19 pandemic has materially decreased passenger demand, thereby adversely affecting operating income and cash flows from operations. In 2021, the passenger traffic (as measured in RPKs) was 108,804 million passenger-kilometres, representing an increase of 1.4% from 2020. In 2021, our passenger revenue amounted to RMB54,105 million, representing an increase of 9.9% from 2020. If our operating cash flow is under continuous adverse impact of factors such as increased competition, a significant decrease in demand for our services resulting from worldwide epidemic such as the COVID-19 pandemic as well as a significant increase in jet fuel prices, our liquidity would be materially and adversely affected. We also try to secure sufficient financing through financing arrangements with domestic and foreign banks in China as well as from debt and equity capital markets. In 2021, we actively expanded financing channels, and completed non-public issuance of A Shares of RMB10.8 billion and RMB9 billion of corporate bonds to ensure that the cash flow can meet our operation needs. In July 2021, we also issued credit enhanced bonds denominated in SGD with total principal of SGD0.5 billion due in 2026. Futhermore, in 2021, we issued a total of RMB39 billion of super short-term debentures, the outstanding amount of which amounted to nil as of December 31, 2021. However, our ability to obtain financing may be affected by our financial position and leverage, our credit rating and investor perception of the aviation industry, as well as prevailing economic conditions and the cost of financing in general. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

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
We require significant amounts of external financing to meet our capital commitments for acquiring and upgrading aircraft and flight equipment and for other general corporate needs. As of December 31, 2021, we had sufficient unutilized credit facilities billion from various banks. We expect to roll over these bank facilities in the near future. In addition, we generally acquire aircraft through either long-term capital leases or operating leases. In the past, we have obtained guarantees from Chinese banks in respect of payments under our foreign loan and capital lease obligations. However, we cannot assure you that we will be able to roll over our bank facilities or continue to obtain bank guarantees in the future. Unavailability of credit facilities or guarantees from Chinese banks or the increased cost of such guarantees may materially and adversely affect our ability to borrow additional funds or enter into international aircraft lease financing or other additional financing on acceptable terms. In addition, if we are not able to arrange financing for our aircraft on order, we may seek to defer aircraft deliveries or use cash from operations or other sources to acquire the aircraft
.
Our ability to obtain financing may also be impaired by our financial position, leverage and credit rating. In addition, factors beyond our control, such as recent global market and economic conditions, volatile oil prices, and the tightening of credit markets may result in limited availability of financing and increased volatility in credit and equity markets, which may materially and adversely affect our ability to secure financing at reasonable costs or at all. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to expand our operations, purchase new aircraft, pursue business opportunities we believe to be desirable, withstand any future downturn in our business, or respond to increased competition or changing economic conditions may be impaired. We have and in the future will likely continue to have substantial debts. As a result, the interest costs associated with these debts might impair our future profitability.
We are subject to the risk of fuel price fluctuations.
Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations. In 2021, our total aircraft fuel cost was approximately RMB20,593 million, representing an increase of approximately 48.8% from approximately RMB13,840 million in 2020. The increase was due to an increase in our fuel consumption by 13.8% from 2020, as a result of the gradual recovery of the travel and transportation demand and the increase in passenger traffic and cargo and mail volume, and an increase in the average prices of fuel by 34.4% from 2020, which is in line with the fluctuation in price of crude oil and other commodities in the global market. In 2021, our total jet fuel cost accounted for approximately 23.7% of our total operating expenses, as compared to approximately 17.7% in 2020. As affected by the COVID-19 pandemic, the armed conflict in Ukraine involving Russian military and the global political and economic conditions, there remains great uncertainty on our fuel consumption in 2022, and hence, there also remains great uncertainty on the expected jet fuel costs.
The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices by the National Development and Reform Commission (the “NDRC”) have a significant impact on our profitability. Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Our results of operation and financial condition are affected by any significant fluctuations that may occur, which are generally due to factors beyond our control. As such, we generally alleviate the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges, which, however, are subject to government regulations. In order to control fuel costs, we have also entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In 2021, we used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by us are mainly based on the purchase of jet fuel at a fixed transaction price, and are cash flow hedges. In 2021, our aircraft fuel costs decreased by RMB580 million through aircraft fuel hedging transactions. As of December 31, 2021, we had no outstanding jet fuel forward contracts, while such jet fuel forward contracts amounted to approximately US$252 million as of December 31, 2020.
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
We operate our business in many countries and territories. We generate revenue in different currencies, and our foreign currency liabilities are typically much higher than our foreign currency assets. Our purchases and leases of aircraft are mainly priced and settled in foreign currencies such as U.S. dollars. Fluctuations in exchange rates will affect our costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of December 31, 2021, our total interest-bearing liabilities denominated in foreign currencies amounted to approximately RMB36,835 million, of which U.S. dollar interest-bearing liabilities accounted for approximately 83.0%. Therefore, a significant fluctuation in exchange rates will subject us to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which would affect our profitability and business development. We typically use hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. Our net foreign exchange gains decreased from approximately RMB2,494 million in 2020 to approximately RMB1,619 million in 2021. In 2021, we had no forward foreign currency contracts.
As a result of the large value of existing net foreign currency liabilities denominated in U.S. dollars, our results would be adversely affected if the Renminbi depreciates against the U.S. dollar or the rate of appreciation of the Renminbi against the U.S. dollar decreases in the future. In the past few years, we expanded our financing channels by issuing guaranteed bonds and credit enhanced bonds denominated in SGD and KRW, and proactively optimized the mix of currency denomination of our debts. Additionally, we expanded our financing channels by means of issuing bonds, super short-term debentures and medium-term notes, and acquiring RMB borrowings to bring in RMB financing, and continuing to optimize the mix of currency denomination of our debts. As of December 31, 2021, our proportion of U.S. dollar-denominated interest-bearing debts out of our total interest-bearing liabilities decreased to approximately 15.8% from 19.9% as of December 31, 2020. Our foreign exchange fluctuation risks are also subject to other factors beyond our control.
We are subject to the risk of interest rate fluctuations.
Our total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short- term debentures) as of December 31, 2020 and 2021 were approximately RMB184,168 million and RMB193,765 million, respectively, of which short- term interest-bearing liabilities accounted for approximately 38.7% and 31.1%, respectively, and long-term interest-bearing liabilities accounted for approximately 61.3% and 68.9%, respectively. Both the short-term and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.
Our interest-bearing liabilities were primarily denominated in RMB and USD. As of December 31, 2020 and December 31, 2021, our interest-bearing liabilities denominated in RMB accounted for approximately 74.3% and 81.0 % of our total interest-bearing liabilities, respectively, and interest-bearing liabilities denominated in USD accounted for approximately 19.9% and 15.8% of our total interest-bearing liabilities, respectively. Fluctuations in interest rates of interest-bearing liabilities denominated in these two currencies have and will continue to have significant impact on our finance costs. As of December 31, 2021, the weighted average interest rates of our RMB-denominated interest-bearing liabilities, USD-denominated interest-bearing liabilities, EUR-denominated interest-bearing liabilities, SGD-denominated interest-bearing liabilities, KRW-denominated interest- bearing liabilities and JPY-denominated interest-bearing liabilities were approximately 3.57%, 3.47%, 0.10%, 2.00%, 2.40% and 0.58%, respectively. In the first quarter of 2018, we also issued credit enhanced bonds denominated in JPY with total principal of JPY50.0 billion due in 2021, bearing fixed interest at the rate of 0.33% per annum and 0.64% per annum for different tranches. In December 2019, we issued bonds denominated in KRW with total principal of KRW300.0 billion due in 2022, bearing fixed interest at the rate of 2.40% per annum. In July 2021, we issued credit enhanced bonds denominated in SGD with total principal of SGD0.5 billion due in 2026, bearing fixed interest at the rate of 2.00% per annum. To cope with the risk of interest rate fluctuation, we strategically changed our debt portfolio by replacing our USD-denominated liabilities with floating interest rates with USD-denominated liabilities with fixed interest rates. As of December 31, 2021, our USD-denominated interest-bearing liabilities with fixed interest rate was approximately US$3,252 million and accounted for approximately 10.6% of our total long-term interest-bearing USD-denominated liabilities, decreasing by approximately 12.1% from that as of December 31, 2020. As of December 31, 2021, our outstanding interest rate swap contracts amounted to a notional principal amount of US$495 million as compared to US$690 million as of December 31, 2020. These contracts will expire between the duration of 2022 to 2025. We will continue to optimize our liability structure to lower relevant risks by taking consideration of various factors including the market environment, interest rates and strategic plan. However, we cannot assure you that the relevant lending rates may not increase in the future for reasons beyond our control, which may adversely affect our business, prospects, cash flows, financial condition and results of operations. In addition, we expect to issue bonds and notes or enter into additional loan agreements and aircraft leases in the future to fund our operations and capital expenditures, and the cost of financing for these obligations will depend greatly on market interest rates.

Increases in insurance costs or reductions in insurance coverage may have adverse impact our results of operations and financial condition.
We could be exposed to significant liability or loss if our property or operations were to be affected by a natural catastrophe or other event, including aircraft accidents. We maintain insurance policies but we are not fully insured against all potential hazards and risks incident to our business. If we are unable to obtain sufficient insurance with acceptable terms or if the coverage obtained is insufficient relative to actual liability or losses that we experience, whether due to insurance market conditions, policy limitations and exclusions or otherwise, our results of operations and financial condition could be adversely affected. The Company and its subsidiaries have taken out insurance for all fleet assets and airline liability insurance, and the relevant insurance policies provide adequate protection for airframe loss, passenger compensation and third party liability compensation on the ground caused by aircraft accidents. After the accident of flight MU5735 on March 21, 2022, China Eastern Airlines Yunnan Co., Ltd. promptly reported the case to the insurance company and started the aftermath insurance claims. At present, the relevant claims work is proceeding in an orderly manner.
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

•	increased financial pressure resulting from the assumption of recorded and unrecorded liabilities of the acquired airlines or airline- related businesses; and

•	the risk that any such acquisitions may not close due to failure to obtain the required government approvals.
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
Most of the major airlines in China are currently majority-owned by either the central government or provincial or municipal governments in China. As of December 31, 2021, CEA Holding holds directly or indirectly 56.43% of our Company’s equity stake on behalf of the PRC government. As a result, CEA Holding could potentially elect the majority of the board of directors of the Company (“Board of Directors” or the “Board”) and otherwise be able to control us. CEA Holding also has sufficient voting control to effect transactions without the concurrence of our minority shareholders. The interests of the PRC government as the ultimate controlling shareholder of our Company and most of the other major PRC airlines could conflict with the interests of our minority shareholders. Although the CAAC currently has a policy of equal treatment of all PRC airlines, we cannot assure you that the CAAC will not favor other PRC airlines over us.

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
We are required under relevant United States securities laws and regulations to disclose in the reports that we file or submit under the Exchange Act to the SEC, including our annual report on Form 20-F, a management report assessing the effectiveness of our internal controls over financial reporting at the end of the fiscal year. Our registered public accounting firm is also required to provide an attestation report on the effectiveness of our internal controls over financial reporting. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2021. However, we may discover other deficiencies or material weaknesses in the course of our future evaluation of our internal controls over financial reporting and we may be unable to address and rectify such deficiencies in a timely manner. Any failure to maintain effective internal controls over financial reporting could lead to diminished investor confidence in the reliability of our consolidated financial statements, thereby adversely affecting our business, operations, and reputation, including negatively affecting our performance in the securities markets and decreasing potential opportunities to obtain financing in the capital markets.
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
Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2021. However, there can be no assurance that we will not be a PFIC for the taxable year 2022 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year.
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
The airline industry is highly cyclical, and the level of demand for air travel is correlated to the strength of domestic and global economies. Robust demand for our air transportation services depends largely on favorable general economic conditions, including the strength of global and local economies, low unemployment, strong consumer confidence and availability of consumer and business credit. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Any economic downturn or slowdown and/or negative business sentiment could potentially have an adverse indirect impact on almost all industries, and our business operations and financial condition may consequently be adversely affected. Moreover, there is currently an armed conflict in Ukraine involving Russian military. The current volatile situation may potentially deteriorate to an armed conflict of wider scale, which may have impact on the in international oil prices, cause other issues or even disruptions to our business in the region.
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
The PRC government is implementing the expansion of its high-speed rail network, which has provided train services at a speed of up to 350 kilometers per hour connecting major cities such as Beijing, Shanghai, Guangzhou and Hong Kong. The expansion of rail network, improvements in railway service quality, increased passenger capacity and urban center accessibility could enhance the competitiveness of the railway service and negatively affect our market share on some of our routes, in particular our short-haul routes. For example, Yinchuan-Xi’an and Yancheng- Nantong routes were largely affected by the opening of high-speed railway routes in 2020. The load factors of two routes demonstrated a trend to decrease significantly after the high-speed railway routes put into operation. Increased competition and pricing pressures from the railway service may have a material adverse effect on our business, financial condition and results of operations.
Limitations on foreign ownership of PRC airlines may affect our access to funding in the international equity capital markets or pursuing business opportunities.
The current CAAC policies limit foreign ownership of PRC airlines. Under these rules, non-PRC, Hong Kong, Macau or Taiwan residents cannot hold a majority equity interest in a PRC airline. As of December 31, 2021, approximately 27.4% of our total outstanding shares were held by non-PRC, Hong Kong, Macau or Taiwan residents or legal entities (excluding the qualified foreign institutional investors that are approved to invest in the A Share market of the PRC). As a result, our access to funding in the international equity capital markets may be limited. This restriction may also limit the opportunities available to us to obtain funding or other benefits through the creation of equity-based strategic alliances with foreign carriers. We cannot assure you that the CAAC will not increase these limits on foreign ownership of PRC airlines in the future.
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
Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years. Setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, based on the actual fuel consumption of flights in 2021, our jet fuel costs would have increased or decreased by approximately RMB1,030 million. In addition, the NDRC adjusts gasoline and diesel prices in China from time to time, taking into account the changes in international oil prices, thereby affecting aviation fuel prices. As such, we cannot assure you that jet fuel prices will not fluctuate further in the future. Due to the highly competitive nature of the airline industry, we may be unable to fully or effectively pass on to our customers any future increase in jet fuel costs.
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
We are committed to investing in environmental protection and greenhouse gas emission reduction measures. For example, we focused on pollution prevention and control by facilitating the application of new technologies for energy conservation and emission reduction, speeding up the “diesel-to-electric” (replacement of diesel vehicle by electric vehicle) project in airports, and promoting the replacement of Auxiliary Power Unit (APU) on aircraft. We also took measures to reduce the impact of our operations on the environment by optimizing our route network and flight schedules as well as installing energy-saving environmentally friendly engines. In addition, we continue to improve the energy efficiency of our fleet by introducing aircraft with energy-saving technologies, such as A350-900, A320-neo and ARJ21 and by retiring old aircraft. We are committed to investing in environmental protection and greenhouse gas emission reduction measures to comply with environmental regulations, which could restrict our ability to modify or expand facilities or continue operations. See also “- The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business. “

Our results of operations tend to be volatile and fluctuate due to seasonality.
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
Many aspects of our operations are subject to evolving and increasingly stringent national, local and international laws governing the protection of the environment. Existing laws and future regulatory action concerning climate change and aircraft emissions could have a significant effect on the aviation industry. Given the scope of our business, we are required to comply with international and domestic regulatory requirements for carbon emission concerning our business activities and daily operations issued by relevant authorities. Compliance with existing and future environmental laws and regulations could require capital investment and increase operational costs, and violations can lead to significant fines and penalties and reputational harm. For more details, see “Item 4. Information on the Company—B. Business Overview—Climate Change and Related Matters”.
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
Risks Relating to the PRC
The Public Company Accounting Oversight Board (United States), or the PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor may affect our investors’ benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, the benefits of such PCAOB inspections on our ADS of our investors and us are affected. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” after the filing of this Annual Report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
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
Furthermore, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate significantly and is affected by, among other things, the PRC government policies, domestic and international economic and political conditions and changes in the supply and demand of the currency. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The Renminbi depreciated 2.0% against the U.S. dollar for the year ended December 31, 2018. The Renminbi depreciated 4.1% against the U.S. dollar for the year ended December 31, 2019. The Renminbi appreciated by approximately 6.5% against the U.S. dollar for the year ended December 31, 2020. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. It is possible that the PRC government could adopt a more flexible foreign exchange policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. Any resulting fluctuations in exchange rates as a result of such policy changes may have an adverse effect on our financial condition and results of operations.

Our operations may be adversely affected by rising inflation rates in the PRC.
Increase in inflation is due to many factors beyond our control, such as rising production and labor costs, high debts, changes in the PRC and foreign governmental policy and regulations, and movements in exchange rates and interest rates. The national consumer price index, which is an indicator of the inflation, was 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. We cannot assure you that inflation rates will not increase in the future. If inflation rates rise beyond our expectations, the costs of our business operations may become significantly higher than anticipated, and we may be unable to pass on such higher costs to consumers in amounts that are sufficient to cover those increasing operating costs. As a result, further inflationary pressures in the PRC may have a material adverse effect on our business, financial condition and results of operations, as well as our liquidity and profitability.
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
The PRC legal system is a civil law system based on written statutes. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investors in China. However, the interpretation and enforcement of some of these laws and regulations involve uncertainties that may limit the legal protection available to investors. As a result, it may be difficult or impossible for our investors to bring an action against us or our directors and officers in the United States in the event that such investors believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if such investors are successful in bringing an action of this kind, the PRC laws may render them unable to enforce a judgment against our assets or the assets of our directors and officers. Such uncertainties pervade as the legal system in the PRC continues to evolve. Even where adequate laws exist in the PRC, the enforcement of the existing laws or contracts may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, including enforcing a foreign judgment. In addition, the PRC legal system is based on written statutes and their interpretation; prior court decisions may be cited as reference but have limited authority as precedents. As such, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. We have full or majority board control over the management and operation of all of our subsidiaries established in the PRC. The control over these PRC entities and the exercise of shareholder rights are subject to their respective articles of association and PRC laws applicable to foreign-invested enterprises in the PRC, which may be different from the laws of other developed jurisdictions.

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
The following chart sets forth the organizational structure of our Company and our significant subsidiaries as of December 31, 2021:

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
In 2021, facing a complex external situation, we adhered to the general principle of seeking progress while maintaining stability. We overcame difficulties and actively improved quality and efficiency in terms of airline network layout, revenue management and control, and product marketing. We further built a high-quality flight network in Shanghai and Beijing, and continued to increase the capacity of Beijing Daxing International Airport. We built express lines such as Beijing-Shanghai, Shanghai-Guangzhou, Shanghai-Chengdu, etc., increased the proportion of wide-body aircraft and made full use of the our hub advantages in the Kunming and Xi’an markets, and increased the number of express lines in East China, Southwest China, Northwest China, etc. Meanwhile, we focused on the regional development strategy and has successfully completed the construction and transfer of Chengdu Tianfu Airport and Qingdao Jiaodong Airport bases. Improved services were introduced, tailoring to different customers’ demand on tickets to further stimulate market vitality. In 2021, we actively expanded financing channels, and completed non-public issuance of A Shares of RMB10.8 billion and RMB9 billion of corporate bonds to ensure that the cash flow can meet our operation needs. In July 2021, we also issued credit enhanced bonds denominated in SGD with total principal of SGD0.5 billion due in 2026. Futhermore, in 2021, we issued a total of RMB39 billion of super short-term debentures, the outstanding amount of which amounted to nil as of December 31, 2021.
The material development of our indebtedness is set out in Note 37 to the consolidated financial statements. The capital expenditure is set out in Item 5 in this Annual Report.
The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We maintain our own website at http://www.ceair.com.
B. Business Overview
We were one of the three largest air carriers in China in terms of several indicators including number of passengers carried, ATK and ASK in 2021 and is an important domestic airline based in and serving Shanghai, which is considered to be the international financial and shipping center of China. The primary focus of our business is the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.
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
Our domestic routes contributed approximately 93.5% of our total passenger revenues in 2021. Our most heavily traveled domestic routes generally link Shanghai to the large commercial and business centers of China, such as Beijing, Guangzhou and Shenzhen. Our flight routes include all provincial capital cities in China and specifically designated cities. As of December 31, 2021, we served a route network that covers 1,036 destinations in 170 countries through SkyTeam, an international airlines alliance.
Our passenger traffic volume (as measured in revenue passenger-kilometers, or RPKs) increased by 1.4% from approximately 107,273 million in 2020 to approximately 108,804 million in 2021. Our cargo and mail traffic volume (as measured in revenue freight tonne-kilometers, or RFTKs) increased by 54.2% from approximately 2,200 million in 2020 to approximately 3,393 million in 2021. As a result, our traffic volume (as measured in RTKs) increased by 11.5% from approximately 11,700 million in 2020 to approximately 13,047 million in 2021.
Awards
We have received many awards, recognitions and accolades through the years.
In 2021, we were rated “A” on the ESG ratings assessment by MSCI, and were ranked 8 th
in Airline 50 2021 by Brand Finance, 20
th
in BrandZ™ Top 50 Chinese Global Brand Builders 2021 by Google, WPP and Kantar and 66
th
in BrandZ™ Top 100 Most Valuable Chinese Brands 2021 by WPP and Kantar.

Our Operations by Activity
The following table sets forth our traffic revenues by activity for each of the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
Traffic revenues	(in RMB million)
Passenger	110,416	49,215	54,105
Cargo and mail	3,826	4,895	8,309
Total traffic revenues	114,242	54,110	62,414
Passenger Operations
The following table sets forth our certain passenger operating statistics by route for each of the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
Passenger Traffic (in RPKs) (millions)	221,779	107,273	108,804
Domestic	142,921	96,206	106,605
Regional (Hong Kong, Macau and Taiwan)	5,046	458	410
International	73,812	10,609	1,789
Passenger Capacity (in ASKs) (millions)	270,254	152,066	160,690
Domestic	171,684	134,702	156,018
Regional (Hong Kong, Macau and Taiwan)	6,408	902	731
International	92,162	16,463	3,942
Passenger Yield (RMB)	0.52	0.49	0.53
Domestic	0.54	0.46	0.51
Regional (Hong Kong, Macau and Taiwan)	0.74	0.90	0.74
International	0.47	0.82	1.79
Passenger Load Factor (%)	82.06	70.54	67.71
Domestic	83.25	71.42	68.33
Regional (Hong Kong, Macau and Taiwan)	78.75	50.79	56.06
International	80.09	64.44	45.37
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
In 2020, we have closely followed the situation of the COVID-19 pandemic and market changes to dynamically adjust the deployment of transportation capacity. To improve our route network and the establishment of our core hubs, we paid special attention to adjusting our capacity; we paired core hubs and important business cities with more wide-body aircraft; we optimized our route network layout and focused on the construction of express and quasi express routes in key markets; we continued to facilitate the construction of the core hub of Beijing and moved our base to Beijing Daxing International Airport; we steadily promoted construction of hubs in important business markets such as Chengdu, Qingdao and Wuhan.
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
In 2021, we introduced a total of 33 aircraft of major models and a total of six aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure continues to remain young. As of December 31, 2021, we operated a fleet of 758 aircraft, which included 752 passenger aircraft and six business aircraft.
Under the constant influence of the COVID-19 pandemic, in 2021, our passenger revenue amounted to RMB54,105 million, representing an increase of 9.9% from 2020, and accounted for 86.7% of our traffic revenue. The passenger traffic volume was 108,804 million passenger-kilometres in 2021, representing an increase of 1.4% from 2020. Meanwhile, our cargo traffic revenues amounted to RMB8,309 million in 2021, representing an increase of 69.7% from 2020, and accounted for 13.3% of our traffic revenue. The cargo and mail traffic volume was 3,393 million tonne-kilometres in 2021, representing an increase of 54.2% from 2020. Our other revenue amounted to RMB4,713 million, representing an increase of 2.1% from 2020.
Cargo and Mail Operations
We also provide air cargo and mail services. The following table sets forth certain of our cargo and mail operations statistics by route for each of the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
Cargo and Mail Traffic (in RFTKs) (millions)	2,971	2,200	3,393
Domestic	951	774	865
Regional (Hong Kong, Macau and Taiwan)	29	9	11
International	1,991	1,416	2,517
Cargo and Mail Capacity (in AFTKs) (millions)	9,133	6,946	9,077
Domestic	3,216	2,755	3,093
Regional (Hong Kong, Macau and Taiwan)	189	42	52
International	5,728	4,150	5,932
Cargo and Mail Yield (RMB)	1.29	2.23	2.45
Domestic	1.05	0.97	0.94
Regional (Hong Kong, Macau and Taiwan)	5.56	8.91	13.23
International	1.34	2.87	2.92
Cargo and Mail Load Factor (%)	32.54	31.67	37.38
Domestic	29.58	28.11	27.97
Regional (Hong Kong, Macau and Taiwan)	15.21	22.45	21.18
International	34.77	34.13	42.43

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

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified based on where the services are performed.
The following table sets forth our revenues by geographical area for each of the three years ended December 31, 2021:

	2019	2020	2021
	(in RMB millions)
Domestic	80,058	45,479	56,133
Regional (Hong Kong, Macau and Taiwan)	3,846	489	441
International	37,082	12,759	10,553
Total	120,986	58,727	67,127
Regulation
The PRC Civil Aviation Law provides the framework for regulation of many important aspects of civil aviation activities in China, including:

(1)	the administration of airports and air traffic control systems;

(2)	aircraft registration and aircraft airworthiness certification;

(3)	operational safety standards; and

(4)	the liabilities of carriers.
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
At the end of 2015, the CAAC announced the
Implementation Opinion on the Reform of Mechanism of Prices and Service Fee in Civil Aviation Transport
, which sets the goal to generally lift the control over the prices and service fee in competitive part of civil aviation transport by 2017, and to generally set up a basically optimized, scientific, standardized, transparent and market-oriented pricing regulatory system by 2020.
In October 2016, the CAAC and the NDRC jointly promulgated the
Circular on the Further Reform of Passenger Transport Price Policy in Civil Aviation Domestic Air Transport
, which loosened the control over the civil domestic airlines passenger transportation and changed the prices from government-oriented pricing to market-oriented pricing. According to the circular, the price of routes under 800km or routes above 800km that are in competition with high-speed rails for passenger transportation can be determined independently.
At the end of 2017, the CAAC and the NDRC jointly promulgated the
Notice on Further Improving the Problems about Passenger
Transport Price Policy in Civil Aviation Domestic Air Transport
, given greater freedom to set fares on more domestic routes.
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
On March 24, 2015, the CAAC and the NDRC jointly promulgated the
Notice on Adjustment of the Linking Mechanism for Fuel Surcharges and Aviation Coal Oil Fuel in Passenger Transport of Domestic Airlines
, in which they decided to increase the base price of aviation coal oil fuel from RMB4,140 per ton to RMB5,000 per ton.
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
Limitation on Foreign Ownership
The CAAC’s present policies limit foreign ownership in Chinese airlines. Under these limits, non-Chinese residents and Hong Kong, Macau or Taiwan residents cannot hold a majority of our total outstanding shares individually or together. For PRC air transportation companies, pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), Chinese investors should be the controlling shareholders of a PRC public air transportation company and the total shares held by foreign investment enterprises and its associated enterprises are not permitted to exceed 25% of the total shares of a PRC public air transportation company.
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
We have been taking active measures in decreasing the number of short-haul routes that overlap with high-speed train routes, as well as adjusting certain airfare prices on affected routes, facilitating “air-to-railway” transfers, adjusting the flight structure, and allocating flight resources to alternative routes or medium-to-long-haul routes that have higher profitability, higher demand and lessened competition. In addition, in 2013, we developed ground connection services such as Air-Rail Service and Air-Bus Service and cooperated with Disney, brand hotel groups, and renowned international travel enterprises to develop travel products. Our Air-Rail Service and Air-Bus Service have been developing steadily with increased routes in Yangtze River Delta, Xi’an, Lanzhou and other cities and regions. We expect to continue exploring cooperation opportunities with domestic railway authorities, while maintaining and strengthening our other competitive advantages, which include providing high quality services, increasing our pre-sale product promotions and developing our transfer services. In 2021, we upgraded “air-rail combined transportation” and expanded our coverage of combined transportation to 27 major cities and 471 railway stations.
Regional
Our Hong Kong routes were highly competitive before the outbreak of the COVID-19 pandemic. We operated approximately 20 flight routes between various cities in mainland China and Hong Kong in 2019. The primary competitors on our Hong Kong routes were Cathay Pacific Airways (“Cathay”) and HongKong Airlines. Cathay and HongKong Airlines compete with us on several of these routes, particularly the Shanghai- Hong Kong route. In addition, we continue to face competition from other low-cost airlines on overlapping routes connecting Hong Kong and mainland cities. The Air Transportation Arrangement signed between the PRC government and the administrative government of Hong Kong in February, 2000 provides for equal opportunity for airlines based in Hong Kong and mainland China. We currently operate one flight route between mainland China and Hong Kong.
The policy restraint on direct flights between Taiwan and mainland China has been further loosened in the past few years but there has been no further negotiation on the expansion of such arrangement between Taiwan and mainland China since mid-2016. However, given the arrangement is subject to the political relationship between Taiwan and mainland China, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement. As one of the several airlines offering Taiwan-mainland China direct flight services, we cannot assure you that we will maintain or will continue to be allocated sufficient Taiwan-mainland China routes, or our results will not be adversely impacted. We compete with China Airlines, China Southern and Eva Air on our route connecting mainland cities and Taiwan. We currently operate one flight route to Taipei from mainland China.
We compete with Air Macau on the Shanghai Pudong-Macau route. Air Macau’s routes also provide an alternative to our Hong Kong routes for passengers traveling between Taiwan and mainland China. We currently operate one flight route between mainland China and Macau.

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
To improve our competitive position in international markets, we have established additional dedicated overseas sales offices, launched our own frequent flyer program, participated in “Asia Miles”, a popular frequent flyer program in Asia, and entered into code-sharing arrangements with a number of foreign airlines. We have also improved our online reservation and payment system. In addition, in June 2011, we joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes, among others, international carriers such as Delta Air Lines, China Southern, Alitalia, Air France and KLM. As a member of SkyTeam alliance, our Elite members can enjoy approximately 790 VIP lounges worldwide. Since 2013, we have been implementing code-sharing programs to extend our international route and improve our competitiveness and reputation in the international market. In 2021, we have actively responded to industry competition, proactively strived for new air traffic rights and time slots in hub markets and core markets, continuously refined our route network, steadily improved and consolidated our market share in the hubs and core markets. Through improving service quality and enhancing flight punctuality rate, the passenger experience was enhanced, which further strengthened our competitiveness. In 2021, we actively expanded our cooperation with domestic and foreign airlines, added more than 1,100 code-sharing flights with Sichuan Airlines, Juneyao Airlines, Xiamen Airlines and other airlines, and strengthened cooperation and mutual sales with overseas airlines such as Air France-KLM and Delta Air Lines to promote revenue improvement. As of December 31, 2021, we cooperated with 11 airline companies outside the SkyTeam Airline Alliance on code-sharing.
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
Maintenance Capability
Through our cooperation with service providers and ventures with other companies, we currently perform regular repair and maintenance checks on all of our aircraft, which include D1 checks, C checks and other maintenance services for certain aircraft and other flight equipment. We also perform certain maintenance services for other Chinese and international airlines. We have four main maintenance bases in Shanghai, Kunming and Xi’an and several maintenance bases in our provincial hubs including Taiyuan, Qingdao, etc. We also constructed a new maintenance base in Beijing Daxing International Airport in 2019. Our primary aircraft maintenance base is at Pudong International Airport. We employed approximately 13,383 workers as maintenance personnel as of December 31, 2021. We prepared our own training plan for our employees to meet the requirements of certain regulations and the needs for future development. In order to enhance our maintenance capabilities and to reduce our maintenance costs, we have acquired additional maintenance equipment, tools and fixtures and other assets over the past few years, such as airborne testing and aircraft data recovery and analysis equipment. In 2019, we increased our capacities in our maintenance bases in Kunming and Xi’an by installing one additional production line for the maintenance of narrow-body aircraft in each of the two bases. Our avionics equipment is primarily maintained and repaired at our electronic maintenance equipment center located in Shanghai. In 2020, our maintenance bases continued to guarantee the maintenance and support work required for the daily operation of our large fleet. In 2021, we had no construction commencement at our maintenance bases.
We entered into a joint venture with Honeywell International Inc. (“Honeywell”), formerly Allied Signal Inc., in Shanghai for performing maintenance and repairs on aircraft wheel assemblies and brakes. Since October 1997, we have operated a maintenance hangar at Hongqiao International Airport, which has the capacity to house two wide-body aircraft. We and Rockwell Collins International Inc. of the United States have also co-established Collins Aviation Maintenance Service Shanghai Limited, which is primarily engaged in the provision of repair and maintenance services for avionics and aircraft in-flight entertainment facilities in China. We and Rockwell Collins International Inc. hold 35% and 65%, respectively, of the equity interests in the joint venture. Moreover, in November 2002, we, jointly with Aircraft Engineering Investment Limited, established Shanghai Eastern Aircraft Maintenance Limited, in which we hold 60% of the equity interests, to provide supplemental avionics and other maintenance services to us. STA, which was established in 2004 by us and Singapore Technologies Aerospace Ltd. under a joint venture agreement dated March 10, 2003, also provides us with aircraft maintenance, repair and overhaul services. In 2019, we entered into one agreement with Honeywell, pursuant to which we expected we will save certain repairing costs. In 2020, we did not enter into any maintenance agreement with Honeywell. In 2021, we entered into an APU selection agreement with Honeywell regarding 36 A320NEO aircraft.

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
We have always been putting safety work in the first place. In 2021, we continued to place great emphasis on ensuring safe operation and further strengthen the implementation of safety responsibilities. We carried out in-depth safety rectification and special inspections of safety work, inspected and supervised key units and key tasks, carried out comprehensive investigation of hidden dangers, and improved safety management capabilities. We also continued to carry out safety education to our employees. In 2021, 1.755 million hours of safe flight and 756,000 take offs and landings have been carried out, representing a year-on-year increase of 13.2% and 12.4%, respectively. Despite that our number of flights was reduced during the pandemic, our maintenance expenses in 2021 increased by 12% compared with that of 2019.
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

In 2021, we received ISO27001 Information Security Management System certification, implemented CEA Cyber Security Management Manual (“Manual”) and became the first company in the airline industry in China which passed the Commercial Cryptography Security Assessment. We implemented a monitoring platform for real time detection and analysis of cybersecurity risks. Additionally, we established a task force in risk management and promoting the Manual and relevant regulations.
Our Safety Operation Committee manages cybersecurity risks. The members of the Safety Operation Committee include our members of the Board of Directors and senior management of the Company. Once cybersecurity risk is identified, it will be reported to and discussed on a regular meeting of the Safety Operation Committee, which is scheduled every month. The Safety Operation Committee is responsible for making decisions and taking actions to handle the existing and potential cybersecurity risks. Safety Operation Committee is supervised by the Board of Directors and reports to the Board of Directors on its work every year.
As of December 31, 2021 and up to the date of this Annual Report, no significant cybersecurity incidents had ever occurred to us.
We did not purchase any cyber-security related insurance.
Fuel Supplies
Jet fuel is one of the major expenses of airlines. Fuel costs represented approximately 17.7% of our total operating expenses in 2020. We currently purchase a significant portion of the aviation fuel for our domestic routes from regional branches of the CAOSC
.
Fuel costs in China are affected by costs at domestic refineries and limitations in the transportation infrastructure, as well as by insufficient storage facilities for aviation fuel in certain regions of China. Fuel prices at six designated major airports in China, namely, the airports in Shanghai Pudong, Shanghai Hongqiao, Beijing, Guangzhou, Shenzhen and Tianjin, are set and adjusted once a month by the CAAC in accordance with prevailing fuel prices on the international market. For our international routes, we purchase a portion of our aviation fuel from foreign fuel suppliers located at the destinations of these routes, generally at international market prices. Significant fluctuations of international oil prices will significantly impact jet fuel prices and our revenue from fuel surcharge and accordingly our results of operations.
In 2021, our total aircraft fuel cost was approximately RMB20,593 million, representing an increase of 48.8% from RMB13,840 million in 2020. The increase was due to an increase in our fuel consumption by 13.8% from 2020, as a result of the gradual recovery of the travel and transportation demand and the increase in passenger traffic and cargo and mail volume, and an increase in the average prices of fuel by 34.4% from 2020, which is in line with the fluctuation in price of crude oil and other commodities in the global market. We cannot assure you that fuel prices will not fluctuate in the future. Further, due to the highly competitive nature of the airline industry and government regulation on airfare pricing, we may be unable to fully or effectively pass on to our customers any increased fuel costs we may encounter in the future. However, we reduced aircraft fuel costs by RMB 580 million through aircraft fuel hedging transactions and we intend to continue focusing on enhancing our jet fuel procurement policies and developing additional internal cost-control measures, which include streamlining the number of aircraft models in our fleet and optimizing route structures, which we believe will enable us to further control our fuel costs.
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
In 2020, we strengthened our service management, further improved service efficiency and service experience in relation to check-in, baggage check-in, priority boarding and VIP lounge.
In 2021, we launched our ground facilities and services in Chengdu Tianfu International Airport and relocated our facilities and services from Shandong Liuting Airport to Shandong Jiaodong Airport. Additionally, we provided unaccompanied elderly passenger with guidance service and set up the caring service team in several airports in China in 2021.

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
We also strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function. During the outbreak of the COVID-19 pandemic, we first launched “Wild Your Dreams”, a series of innovative products, to stimulate passengers’ travel demand, restore market confidence, promote the recovery of the aviation market, effectively serve the internal circulation of China and achieve good economic, social and brand benefits. We actively expanded the sales channels of auxiliary products such as VIP lounges and realized the voucher sales of products such as class upgrades, so as to increase auxiliary revenue; and launched the new “Eastern Miles” membership system and introduced the “Eastern Airlines Wallet” enabling “points + cash” payment, so as to increase the ways of using member points. Our members can use CEA points for purchasing products from us and other suppliers. The consumption scenarios and value for CEA points were increased. We also strictly implemented on-board protection measures, optimized on-board service procedures and meal services, and improved passenger satisfaction. Taking into account the significant reduction in air travel of members during the outbreak of the COVID-19 pandemic, we proactively issued a protection policy for automatic extension of membership level to enhance member loyalty and satisfaction. As of the end of 2021, frequent passenger members of “Eastern Miles” reached 48.15 million, increased by 6.5% as compared to 2020.
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
In 2021, we continued to enhance the sales capability of our group customers, and the sales to our group customers representing an increase of more than 40% from 2020. We further optimised and promoted auxiliary products such as preferred seats, prepaid luggage, VIP room privileges, etc., and strived to increase auxiliary revenue. Improved services were introduced, tailoring to different customers’ demand on tickets to further stimulate market vitality.

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
Following up our establishment of a joint team for E-commerce operation in 2019 and application of global acceleration services on our global website in 2020, we continued to improve system stability and diversify our online services in 2021. In 2021, the number of tickets purchased from our direct sales channels reached approximately 9.2 million flight segments, generated revenue of RMB8.0 billion, and accounted for 12.3% of total ticket sales revenue and representing a decrease of approximately 14.0% as compared to 2020.
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
As of June 1, 2008, we stopped issuing paper tickets for air travel in accordance with a mandate from the International Air Transport Association (“IATA”). The IATA currently represents approximately 290 airlines and comprises approximately 82% of the world’s air traffic. As a result of the mandate, we now issue electronic itineraries and receipts as well as electronic tickets to our passengers. We believe the transition to 100% electronic ticketing will decrease administrative costs, increase flexibility and travel options for passengers, in addition to benefiting the environment through the reduced need for paper. All of our direct passenger ticket sales are recorded on our computer systems. Most Chinese airlines, including us, are required to use the passenger reservation service system provided by the CAAC’s computer information management center, which is linked with the computer systems of major Chinese commercial airlines. In 2020, we continued to use the TravelSky Passenger Service System (PSS), cooperated with several international reservation systems with which we have carried out relevant business cooperation for many years, including Amadeus, Sabre, Travelport, Infini and Axess. Among them, Axess is scheduled to terminate its operations with us on June 30, 2021 due to its sole reason and our cooperation with other companies developed normally. In 2020, we cooperated with China National Railway Group Co., Ltd. to open a new era of “air-rail combined transportation” by linking the system of the CEA APP and Railway 12306 APP and providing one-stop joint booking of “aircraft + high-speed rail”, thereby offering passengers with more convenient one-stop services. In 2021, we further promoted new distribution capability (NDC) by expand the types of product provided by us and deepen the cooperation with online travel agencies and travel management companies.
SkyTeam Alliance
We officially joined SkyTeam, an international airlines alliance and frequent flyer mileage program that includes international carriers such as, among others, Delta Air Lines, Alitalia, Air France and KLM, on June 21, 2011 and have continued expand our code-sharing programs with SkyTeam members on more routes. In the past few years, we strengthened our strategic partnerships with Delta Air Lines and Air France-KLM through the SkyTeam Airlines Alliance to create an efficient and convenient flight network that covers all parts of China and connects the rest of the world.
By connecting to the route networks of other SkyTeam member airlines, we were able to offer our passengers seamless transit to 44 destinations in 15 countries under a single plane ticket with direct luggage services as of December 31, 2021. Passengers may also enjoy the comfort of more than 790 VIP airport lounges of SkyTeam around the world. 1,036 domestic and foreign destinations in 170 countries were covered through extensive global cooperation of 19 member airlines. We believe this will be another benefit for our passengers, as they will be afforded additional flight options and frequent flyer mileage benefits through our SkyTeam alliance partners. In addition, we will benefit from possible codeshare and cooperative flight options, reduced costs and increased alliance-related marketing and promotion overseas.
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
The Company and its subsidiaries have taken out insurance for all fleet assets and airline liability insurance, and the relevant insurance policies provide adequate protection for airframe loss, passenger compensation and third party liability compensation on the ground caused by aircraft accidents. After the accident of flight MU5735 on March 21, 2022, China Eastern Airlines Yunnan Co., Ltd. promptly reported the case to the insurance company and started the aftermath insurance claims. At present, the relevant claims work is proceeding in an orderly manner.
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
On July 14, 2021, the European Commission put forward the proposal of “Fit for 55 Package”. The ultimate goal was to reduce emissions by 55% by 2030 as compared to that of 1990s, so as to achieve a completely climate-neutral EU by 2050. The European Union proposed to phase out the free ETS quotas allocated to airlines by 2026, which will further increase carbon emission management costs for airlines. According to the regulatory requirements on carbon emissions management issued by the relevant national and Shanghai regulatory authorities, we are required to timely submit the monitoring plans and carbon emission reports, accept inspection for carbon emission, fulfil the obligations of quota clearance as scheduled and improve the comprehensive capabilities of carbon emission management and trading. However, we may be subject to additional carbon trading compliance requirements in the future due to the general regulatory trend towards evolving and increasingly stringent protection against greenhouse gas emissions. For more information on the environmental regulation requirement, see “Item 3. Key Information—Risk Factors—Risks Relating to the Aviation Industry—The aviation industry is subject to many forms of environmental regulation, including increased regulation to reduce emissions and other risks associated with climate change. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

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
In 2021, we introduced a total of 33 new aircraft and a total of six old aircraft were retired. Also, we continued to optimize the weight standard of the catering and on-board supplies and implement fleet weight reduction in 2021. In addition, we actively promoted new navigation technologies to effectively reduce flight time, fuel consumption, emission and noise. Moreover, we keep following the industry trend, promoting replacement for Auxiliary Power Unit (APU), and continuing to focus on the application of clean energy.
Transition risks
S
ervice Demand
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

Reputational Risk
Currently, we are not aware of any incidents which will expose us to apparent reputational risks related to greenhouse gas emissions from our business operations, and we have not encountered any incidents that expose us to reputational risks related to greenhouse gas emissions in our past operations. We are fully aware that climate change will be one of the major issues of increasing international concerns. Companies, which continue to emit high levels of greenhouse gases without dedication to reduce carbon emissions, will face mounting reputational risks. Therefore, we continue to monitor the progress of carbon emission reduction in aviation industry, and actively participate in the annual meetings and seminars of the IATA and the International Civil Aviation Organization (ICAO) to discuss and offer our views and advice on the sustainable development of the aviation industry. We attach great importance to global climate governance and follow industry trends to reduce greenhouse gas emissions with proactive attitude and best practices, including introducing the energy-efficient aircraft, applying refined and precise fuel-saving measures for aircrafts, and introducing electric-powered vehicles in the airport. In addition, we are constantly tracking feasible technology or market-oriented solutions, exploring market mechanisms of carbon emission reduction and seeking cooperation for carbon offset projects. Through our efforts, we hope to be recognized as one of the benchmark companies in reducing greenhouse gas emissions in the aviation industry. In the future, we will continue to follow and conduct research on evolving laws, regulations and policies related to climate change, as well as industry trends, to minimize any potential reputation risks arising from and associated with greenhouse gas emissions from our operations.
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
Currently, given the major technological advances are yet to be achieved, most airline companies are implementing a number of energy-saving and carbon emission reduction improvements, such as actively promoting the application of new aircraft technology, improving operational efficiency and making infrastructure improvements, including the improvement of air traffic management, flight operation management and ground operation management. In this regard, we keep following the industry trend, optimizing flight efficiency, reducing aircraft weight, promoting replacement for APU, and introducing electric-powered vehicles at the airport to strengthen ground operation management. Therefore, we do not believe we are facing any apparent transition risks related to technological advances for climate change.
In 2021, we continued to focus on the application of clean energy. By closely following up with the relevant policies and cutting-edge technologies of international SAF (Sustainable Aviation Fuel), we cooperated with the Civil Aviation Administration to conduct preliminary research on SAF application, and actively communicated with upstream and downstream enterprises in the supply chain to discuss the feasibility of promoting SAF application.
Market Trend
We do not believe we are facing any apparent transition risks associated with market trends in aviation industry.
In addition to the emission reduction measures mentioned above such as technological advances and operational efficiency improvement, the aviation industry sees a market trend of exploring market-oriented carbon offset projects. Currently, feasible carbon offset projects include industrial carbon reduction projects, renewable energy projects, forestry projects, industrial greenhouse gas compensation projects, natural carbon reduction solutions, methane capture and use projects, etc. In line with the market trend, we are exploring innovative mechanism in carbon emission reduction and carbon trading, exploring the feasibility of leveraging carbon capital markets and carbon financial instruments, as well as hedging carbon transaction costs, and seeking cooperation for carbon offset projects. From October 12 to December 31, 2021, the “Carbon Neutrality Flight” project was launched on 13 domestic boutique routes, a total of 516 flights carrying 57,118 passengers were deployed. Therefore, we do not believe we are facing any apparent transition risks associated with market trends in aviation industry.

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
In 2021, we completed the clearances to the EU regulatory authorities on schedule, paying a total of approximately of EUR 2 thousand in 2021. We also completed our clearances to Shanghai Municipal Ecological Environment Bureau. Since we have residual quota for carbon allowance from 2020, there is no need for us to make any payment to the Shanghai Municipal Ecological Environment Bureau in 2021.
Other Environmental Protection Measures
We continue to follow up with the policies, regulations and standards related to plastic restriction at home and abroad. We have implemented new standard for plastic restriction on the on-board supplies for the EU and domestic (including regional) flights starting from July 2021 and January 2022, respectively. Subsequently, we will gradually promote the working mechanism of plastic restriction and plastic reduction in various sectors, ranging from aircraft cabins to terminal buildings, cargo packagings and ground offices.
C. Organizational Structure
See the section headed “Item 4. Information on the Company—History and Development of the Company”.
D. Property, Plant and Equipment
Fleet
As of December 31, 2021, we operated a fleet of 758 aircraft, including 752 passenger aircraft and 6 business aircraft. In 2021, we introduced 33 aircraft of major models. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, our fleet age structure has remained young.
We plan to continue to expand our scale in the future and to adjust and optimize our route network, thereby increasing our competitiveness and ability to create more attractive products and services to meet the needs of the market.

Existing Fleet
The following table sets forth the details of our fleet as of December 31, 2021:

No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Units Average fleet age (Years)
1	B777-300ER	10	10	0	20	5.9
2	B787-9	3	7	0	10	2.9
3	A350-900	1	10	0	11	2.0
4	A330 series	30	21	5	56	8.1
Total number of wide-body aircraft		44	48	5	97	6.4
5	A320 series	113	148	97	358	8.2
6	B737 series	102	73	115	290	7.6
Total number of narrow-body aircraft		215	221	212	648	8.0
7	ARJ21	2	5	0	7	0.8
Total number of regional aircraft		2	5	0	7	0.8
Total number of passenger aircraft		261	274	217	752	7.7
Total number of business aircraft					6
Total number of aircraft					758
The table below sets forth the daily average utilization rates of our jet passenger aircraft for the year ended December 31, 2021:

2021 (in hours)
B777-300ER	7.97
B787-9	7.05
A350-900	7.49
A330 Series	7.04
A320 Series	6.42
B737 Series	6.80
ARJ21	3.95
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
After the MU5735 accident on March 21, 2022, we temporarily grounded all Boeing 737-800 passenger aircraft to ensure safe operations, and carried out in-depth maintenance inspections. After a safety assessment, we have gradually resumed the relevant aircraft operation.
Future Fleet Development
Our aircraft acquisition program focuses on aircraft that will modernize and rationalize our fleet to better meet the anticipated requirements of our route structure, taking into account aircraft size and fuel efficiency. Our aircraft acquisition program, however, is subject to the approval of the CAAC and the NDRC. Older aircraft models of high energy-consumption will be surrendered as appropriate. Details of the expected fleet plan from 2022 to 2024 are as follows:

	2022E		2023E		2024E
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Model
B787 Series	5	—	4	—	—	—
A350 Series	6	—	3	—	—	—
A330 Series	—	—	—	—	—	—
A320 Series	22	7	13	4	—	14
B737 Series	—	5	—	12	—	9
ARJ Series	10	—	9	—	9	—
C919 Series	3	—	2	—	—	—
Total	46	12	31	16	9	23

Notes:

(1)
We and our suppliers have engaged in proactive negotiation and adjusted the progress for the introduction of aircraft under the influence of the COVID-19 pandemic. The planning for the introduction and retirement of aircraft will be subject to timely adjustment based on the changes in external environment, market conditions and our flight capacity allocation. As of the date of this Annual Report, B737 MAX 8 model aircraft is still grounded, and the delivery plan of this model of aircraft has not yet been included in future planning. In 2021, certain progress was reached in the follow-on negotiations with Boeing for the B737 MAX fleet.

As of December 31, 2021, according to confirmed orders, we planned to retire 37 aircraft in 2025, and for the time being, have no plans for further introduction of aircraft.
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
Fleet Financing Arrangements
We generally acquire aircraft through internal funds, long-term capital leases or operating leases. Under the terms of most capital leases, we generally are obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. Upon the expiration of the lease term, we must either purchase the aircraft at a specified price or pay any amount by which such price exceeds the proceeds from the disposition of the aircraft to third parties. Alternatively, some capital leases provide for ownership of the aircraft to pass to us upon satisfaction of the final lease payment. Under capital leases, aircraft are generally leased for approximately the whole of their estimated working life, and the leases are either non-cancelable or cancelable only on a payment of a major penalty by the lessee. As a result, we bear substantially all of the economic risks and rewards of ownership of the aircraft held under capital leases. Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Due to the adoption of IFRS 16
Leases
, long-term capital lease and operating leases are both classified as leases in our financial statements. For details of the impact of IFRS 16
Leases
on us, please refer to the section headed “Critical Accounting Policies” under Item 5.
Operating Facilities
As of December 31, 2021, we (including subsidiaries and branches) had operations on 656 parcels of land, occupying a total area of approximately 3.7 million square meters. In addition, as of December 31, 2021, we (including subsidiaries and branches) owned approximately 2,106 buildings. We and our major subsidiaries have obtained the land use rights certificates and building ownership certificates for most parcels of land and buildings, and are currently in the process of applying for the certificates with respect to the remaining 4 parcels of land and 133 buildings. We did not have any environmental issues that may have a material impact on our utilization of the assets in 2021.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
You should read the following discussion in conjunction with our audited consolidated financial statements, together with the related notes, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with IFRSs. This discussion may include forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key information—D. Risk Factors” or in other parts of this Annual Report.
Overview
Our primary business is the provision of domestic, regional (which includes Hong Kong, Macau and Taiwan) and international passenger services.

Our overall capacity on an available tonne kilometer, or ATK, basis increased by approximately 14.1% from approximately 20,632 million in 2020 to approximately 23,539 million in 2021, and our passenger capacity on an available seat kilometer, or ASK, basis increased by 5.7% from approximately 152,066 million in 2020 to approximately 160,690 million in 2021. Total traffic on a revenue tonne kilometer, or RTK, basis increased by 11.5%, from approximately 11,700 million in 2020 to approximately 13,047 million in 2021.
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

(a)	Provision of services
Traffic revenue
Passenger, cargo and mail revenues are recognized as traffic revenue when the transportation is provided or when ticket breakage occurs.The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). We estimate the value of passenger ticket breakage based on historical trends and experience and recognizes revenue at the scheduled flight date.
Commission income
Commission income represents amounts earned from other carriers in respect of sales made by us on their behalf, and is recognized upon ticket sales.
Other operations incomes
Revenues from the provision of ground services, tour services, ticket cancelation services and other travel related services are recognized when the services are rendered.

(b)	Frequent flyer programme
We operate a frequent flyer program called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. Mileage points can be used to redeem for free or discounted goods or tickets until expiration. The frequent flyer programme provides a significant right to the customers and we treats it as a separate performance obligation. We defer a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognizes revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”).

(c)	Sale of goods
Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

(d)	Contract liabilities
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
Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).
Dividend income
Dividends are received from financial assets measured at fair value through profit or loss (FVPL) and at fair value through other comprehensive income (FVOCI). Dividends are recognised as other income in profit or loss when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits, unless the dividend clearly represents a recovery of part of the cost of an investment. In this case, the dividend is recognised in OCI if it relates to an investment measured at FVOCI. However, the investment may need to be tested for impairment as a consequence.
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
Goodwill
The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments

Property, plant and equipment
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
Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.
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
Impairment of non-financial assets (other than goodwill)
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
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
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.
Contracts may contain both lease and non-lease components. We allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.
To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and

•	makes adjustments specific to the lease, e.g., term, country, currency and security.
If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.
Except for engine overhaul costs are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls, right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Aircraft and engines under leases	5 to 20 years
Buildings	2 to 10 years
Prepayments for land use rights	40 to 50 years
Other	2 to 5 years
If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

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

(iii)	Sales and leaseback
The Group applies the requirements for determining when a performance obligation is satisfied in IFRS15 to determine whether the transfer of an asset is accounted for as a sale of that asset.
As seller-lessee
If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS15 to be accounted for as a sale of the asset, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Group recognises only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, the Group makes the following adjustments to measure the sale proceeds at fair value: a) any below-market terms shall be accounted for as a prepayment of lease payments; and b) any above-market terms shall be accounted for as additional financing provided by the buyer-lessor to the seller-lessee. The potential adjustment required is measured on the basis of the more readily determinable of: a) the difference between the fair value of the consideration for the sale and the fair value of the asset; and b) the difference between the present value of the contractual payments for the lease and the present value of payments for the lease at market rates.
If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS15 to be accounted for as a sale of the asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9.
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

A. Operating Result
The following tables present selected financial data for the five-year period ended December 31, 2021. The selected consolidated income statement data (other than ADS data) for the three-year period ended December 31, 2019, 2020 and 2021 and selected consolidated statement of financial position data as of December 31, 2020 and 2021 are derived from the audited consolidated financial statements of us, included elsewhere in this Annual Report. The selected consolidated income statement data (other than ADS data) for the years ended December 31, 2017 and 2018 and selected consolidated statement of financial position data as of December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements that are not included in this Annual Report.
Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs. We have initially applied IFRS 16 on January 1, 2019 and IFRS 15 and IFRS 9 on January 1, 2018. According to the adopted transition plan, the comparative data has not been restated.

	Year Ended December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB
	( in millions, except per share or per ADS data )
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	102,475	115,278	120,986	58,727	67,127
Other operating income and gains	7,481	6,592	7,202	5,698	6,079
Operating expenses (1)	(100,525)	(112,561)	(118,107)	(78,265)	(86,724)
Operating profit /(loss)	9,431	9,309	10,081	(13,840)	(13,518)
Finance costs, net	(1,072)	(5,657)	(6,064)	(2,553)	(3,854)
Profit /(loss) before income tax	8,610	3,856	4,299	(16,488)	(17,513)
Profit /(loss) for the year attributable to the equity holders of the Company	6,342	2,698	3,192	(11,836)	(12,214)
Basic and fully diluted earnings /(loss) per share (2)	0.44	0.19	0.21	(0.72)	(0.73)

	As of December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB
	( in millions )
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	4,605	646	1,350	7,651	12,950
Net current liabilities	(62,035)	(57,132)	(58,620)	(77,310)	(57,981)
Non-current assets	211,434	223,085	265,442	262,152	260,880
Long term borrowings, including current portion	(28,842)	(32,506)	(31,137)	(39,429)	(58,177)
Lease liabilities, including current portion	—	—	(110,275)	(96,251)	(98,476)
Obligations under finance leases, including current portion	(66,868)	(77,427)	—	—	—
Total share capital and reserves attributable to the equity holders of the Company	55,360	58,008	69,008	56,249	53,615
Non-current liabilities	(90,621)	(104,352)	(134,176)	(125,688)	(145,747)
Total assets less current liabilities	149,399	165,953	206,822	184,842	202,899
Notes:

(1)
Including gain on fair value changes of derivative financial instruments of RMB311 million for the years ended December 31, 2018 and loss on fair value changes of derivative financial instruments of RMB311 million for the year ended December 31, 2017.

(2)
The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary shares in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary shares in issue. The calculation of loss per share for 2020 is based on the net loss attributable to the equity holders of the Company divided by the weighted average number of 16,379,509,203 ordinary shares in issue. The calculation of basic loss per share for 2021 is based on the loss attributable to equity holders of the Company divided by the weighted average number of 16,795,331,016 ordinary shares in issue.

2021 Compared to 2020
Our revenues increased by approximately 14.3% from approximately RMB58,727 million in 2020 to approximately RMB67,127 million in 2021.
In 2021, we transported approximately 79 million passengers, representing an increase of approximately 6.0%, from approximately 75 million passengers in 2020. Our total passenger traffic (as measured in RPKs) increased by approximately 1.4%, from approximately 107,273 million in 2020 to approximately 108,804 million in 2021.
Our total cargo and mail traffic (as measured in RFTKs) increased by approximately 54.2% from approximately 2,200 million in 2020 to 3,393 million in 2021.
Our average yield for our passenger operations increased by approximately 7.7% from approximately RMB0.49 per passenger-kilometers in 2020 to approximately RMB0.53 per passenger-kilometers in 2021.
Our average yield for our cargo and mail operations increased by approximately 10.1% from approximately RMB2.23 per freight tonne- kilometers in 2020 to approximately RMB2.45 per freight tonne-kilometers in 2021.
The following chart sets forth our revenue breakdown for 2020 and 2021:

	Year Ended December 31,		2021 vs. 2020
	2020	2021	Increase (Decrease)	% Increase (Decrease)
	(in RMB million)
Traffic revenues	54,110	62,414	8,304	15.3
Passenger revenue	49,215	54,105	4,890	9.94
Cargo and mail revenue	4,895	8,309	3,414	69.7
Other (1)	4,617	4,713	96	2.08
Total revenues	58,727	67,127	8,400	14.3
Notes:
(1)	Including tour operations income, ground service income, commission income and others.
Passenger revenues
Our passenger traffic revenues increased by approximately RMB4,890 million, or approximately 9.94%, from approximately RMB49,215 million in 2020 to approximately RMB54,105 million in 2021. This increase was primarily due to the gradual recovery of the travel demand and the increase in passenger traffic volume.
Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB50,611 million in 2021, which accounted for approximately 93.5% of our total passenger traffic revenues in 2021, increased by approximately 25.5% from approximately RMB40,343 million in 2020, primarily because the domestic demand was gradually recovered from the COVID-19 pandemic in 2021. Our domestic passenger traffic (as measured in RPKs) increased by approximately 10.8% from approximately 96,206 million in 2020 to approximately 106,605 million in 2021. The number of passengers carried on domestic routes increased by approximately 9.1% from approximately 72 million in 2020 to approximately 79 million in 2021. Our passenger-kilometers yield for domestic routes increased from approximately RMB0.46 per passenger-kilometer in 2020 to approximately RMB0.51 per passenger-kilometer in 2021.
Our regional passenger traffic revenues (representing Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB296 million in 2021, which accounted for approximately 0.6% of our total passenger traffic revenues in 2021, decreased by approximately 26.9% from approximately RMB405 million in 2020, primarily due to the decrease of passenger volume resulting from the COVID-19 pandemic. Our regional passenger traffic (as measured in RPKs) decreased by approximately 10.6% from approximately 458 million in 2020 to approximately 410 million in 2021. The number of passengers carried on Hong Kong, Macau and Taiwan routes decreased by approximately 21.4% from approximately 0.35 million in 2020 to approximately 0.27 million in 2021. Our passenger-kilometers yield for regional routes decreased from approximately RMB0.90 per passenger-kilometer in 2020 to approximately RMB0.74 per passenger-kilometer in 2021.
Our international passenger traffic revenues amounted to approximately RMB3,198 million in 2021, which accounted for approximately 5.9% of our total passenger traffic revenues in 2021, decreased by approximately 62.2% from approximately RMB8,467 million in 2020, primarily due to decreased international passenger demand and decrease in our scheduled flights on international routes resulting from the COVID-19 pandemic. Our international passenger traffic (as measured in RPKs) decreased by approximately 83.1% from approximately 10,609 million in 2020 to approximately 1,789 million in 2021. The number of passengers carried on international routes decreased by approximately 88.1% from approximately 2.2 million in 2020 to approximately 0.27 million in 2021. Our passenger-kilometers yield for international routes increased from approximately RMB0.82 per passenger-kilometer in 2020 to approximately RMB1.79 per passenger-kilometer in 2021.

Cargo and mail revenues
Our cargo and mail traffic revenues accounted for approximately 13.3% of our total traffic revenues in 2021 and increased by approximately 69.7% from RMB4,895 million in 2020 to RMB8,309 million in 2021, primarily due to higher freight rate and increased transported cargo and mail volume in 2021 as a result of the increasing cargo service demand during the pandemic. To satisfy such demand, we also deployed a portion of our passenger flights to carry cargo and mail in 2021. Cargo and mail yield increased from approximately RMB2.23 per freight tonne-kilometers in 2020 to approximately RMB2.45 per freight tonne-kilometers in 2021.
Our domestic cargo and mail traffic revenues (excluding Hong Kong, Taiwan and Macau cargo and mail revenues) accounted for approximately 9.7% of our total cargo and mail traffic revenues in 2021 and increased by approximately 7.7% from RMB751 million in 2020 to RMB809 million in 2021, primarily due to the above-mentioned reason. Our freight tonne-kilometers yield for domestic routes was approximately RMB0.97 per freight tonne-kilometers in 2020 and approximately RMB0.94 per freight tonne-kilometers in 2021.
Our regional cargo and mail traffic revenues (representing Hong Kong, Macau and Taiwan cargo and mail traffic revenues) amounted to approximately RMB145 million in 2021, which accounted for approximately 1.8% of our total cargo and mail traffic revenues in 2021, increased by approximately 72.6% from approximately RMB84 million in 2020. Our freight tonne-kilometers yield for regional routes was approximately RMB8.91 per freight tonne-kilometers in 2020 and approximately RMB13.2 per freight tonne-kilometers in 2021.
International cargo and mail traffic revenues accounted for approximately 88.5% of our total cargo and mail traffic revenues in 2021 and increased by approximately 81.2% from approximately RMB4,060 million in 2020 to approximately RMB7,355 million in 2021, primarily due to the above-mentioned reason. Our freight tonne-kilometers yield for international routes was approximately RMB2.87 per freight tonne-kilometers in 2020 and approximately RMB2.92 per freight tonne-kilometers in 2021.
Other revenues
We also generated revenues from other services, including airport ground services and ticket handling services. These services include aircraft cleaning and ground transportation of cargo and passenger luggage for aircraft arriving at or departing from Hongqiao International Airport and Pudong International Airport of Shanghai. We are currently the principal provider of airport ground services at both Hongqiao International Airport and Pudong International Airport. Our total other revenues was approximately RMB4,713 million in 2021, remaining relatively stable as compared to 2020.
Operating Expenses
The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2020 and 2021:

	Year Ended December 31,		2021 vs. 2020
	2020	2021	Increase (Decrease)	% Increase (Decrease)
	(in RMB million)
Operating Expenses
Aircraft fuel	(13,840)	(20,593)	(6,753)	48.8
Take-off and landing charges	(9,331)	(10,251)	(920)	9.9
Depreciation and amortization	(22,255)	(22,718)	(463)	2.1
Wages, salaries and benefits	(20,827)	(21,061)	(234)	1.1
Aircraft maintenance	(3,451)	(3,783)	(332)	9.6
Impairment charges	(184)	(22)	162	(88.0)
Impairment losses on financial assets, net	(32)	(28)	4	(12.5)
Food and beverages	(1,589)	(1,655)	(66)	4.2
Low value and short-term lease rentals	(358)	(383)	(25)	7.0
Selling and marketing expenses	(1,570)	(1,128)	442	(28.2)
Civil aviation development fund	—	(852)	(852)	—
Ground services and other expenses	(872)	(532)	340	(39.0)
Fair value changes of financial asset at fair value through profit or loss	(26)	(11)	15	(57.7)
Indirect operating expenses	(3,930)	(3,707)	223	(5.7)
Total Operating Expenses	(78,265)	(86,724)	(8,459)	10.8
Our total operating expenses increased by approximately 10.8% from approximately RMB78,265 million in 2020 to approximately RMB86,724 million in 2021, mainly due to the gradual recovery of the travel and transportation demand and the increase in passenger traffic and cargo and mail volume , and the corresponding increase in relevant cost and expense.
Aircraft fuel costs increased by approximately 48.8% from approximately RMB13,840 million in 2020 to approximately RMB20,593 million in 2021. The increase was due to an increase in our fuel consumption by 13.8% from 2020, as a result of the gradual recovery of the travel demand and the increase in passenger traffic volume, and an increase in the average prices of fuel by 34.4% from 2020, which is in line with the fluctuation in price of crude oil and other commodities in the global market. Through aircraft fuel hedging transactions, we reduced aircraft fuel costs by RMB580 million.

Take-off and landing charges increased by 9.9% from approximately RMB9,331 million in 2020 to approximately RMB10,251 million in 2021, primarily due to the increase in the number of take-off and landing as a result of the increase in our flight capacity based on passenger travel needs.
Depreciation and amortization increase by 2.1% from approximately RMB22,255 million in 2020 and approximately RMB22,718 million in 2021, primarily due to the growth in the size of our assets.
Wages, salaries and benefits, which accounted for approximately 24.3% of our total operating expenses in 2021, increased by approximately 1.1% from approximately RMB20,827 million in 2020 to approximately RMB21,061 million in 2021, primarily due to the increase in our flight capacity, leading to the increase in remuneration of aircrew and ground crew.
Aircraft maintenance expenses, which accounted for approximately 4.4% of our total operating expenses in 2021, increased by approximately 9.6% from approximately RMB3,451 million in 2020 to approximately RMB3,783 million in 2021, primarily due to the increase in our flight capacity, leading to the increase in aircraft and engine daily maintenance expenses.
Food and beverages expenses increased by approximately 4.2% from approximately RMB1,589 million in 2020 to approximately RMB1,655 million in 2021, primarily due to the increase in the number of traffic volume of passengers.
Selling and marketing expenses decreased by approximately 28.2% from approximately RMB1,570 million in 2020 to approximately RMB1,128 million in 2021, primarily due to the decrease in online ticket preservation fee and the change in the structure of passengers.
Our civil aviation development fund to the CAAC was RMB852 million in 2021 while we recorded no civil aviation development fund to the CAAC in 2020, due to the cancellation of collection of such funds by the CAAC in 2020.
Ground services and other expenses decreased by approximately 39.0% from approximately RMB872 million in 2020 to approximately RMB532 million in 2021, primarily due to the decrease in our number of non-airline transportation operations.
Indirect operating expenses decreased by approximately 5.7% from approximately RMB3,930 million in 2020 to approximately RMB3,707 million in 2021, primarily due to our cost reduction and enhanced efficiency, which lowered related expenses
Other Operating Income and Gains
Our other operating income and gains mainly consist of co-operation routes income, income from disposal of property, plant and equipment and subsidy income. The total amount of our other operating income and gains increased by approximately 6.7% from approximately RMB5,698 million in 2020 to approximately RMB6,079 million in 2021, primarily due to the increase in the gains from disposal of land use rights.
Finance Income/Costs
In 2021, our finance income amounted to approximately RMB1,958 million, decreased from approximately RMB2,660 million in 2020, which were primarily due to our exchange gains of RMB1,619 million in 2021, as compared to the exchange gains of RMB2,494 million in 2020. In 2021, our finance costs amounted to RMB5,812 million, representing an increase of 11.5% from approximately RMB5,213 million in 2020, primarily due to the increase in our interest on bank borrowings.
Loss/Profit Attributable to the Equity Holders of the Company
As a result of the foregoing, we recorded a net loss attributable to the equity holders at approximately RMB12,214 million in 2021 while the net loss attributable to the equity holders amounted to approximately RMB11,836 million in 2020, primarily due to the increase in our revenue as a result of the gradual recover from the COVID-19 pandemic, which was largely offset by the increase of aircraft fuel costs due to a climb in the average price of fuel in 2021.

Property, Plant and Equipment
We had approximately RMB93,242 million of property, plant and equipment as of December 31, 2021, including, among other assets, aircraft, engines and flight equipment, representing a decrease of 7.7% from approximately RMB101,043 million as of December 31, 2020, primarily due to less fleets introduction during the pandemic while depreciation charges were normally provided accordingly the accounting policy and estimation.
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
Our average yield for our cargo and mail operations increased by approximately 72.8% from approximately RMB1.29 per freight tonne- kilometers in 2019 to approximately RMB2.23 per freight tonne-kilometers in 2020.
The following chart sets forth our revenue breakdown for 2019 and 2020:

	Year Ended December 31,		2020 vs. 2019
	2019	2020	Increase (Decrease)	% Increase (Decrease)
	(in RMB million)
Traffic revenues	114,242	54,110	(60,132)	(52.6)
Passenger revenue	110,416	49,215	(61,201)	(55.4)
Cargo and mail revenue	3,826	4,895	1,069	27.9
Others (1)	6,744	4,617	(2,127)	(31.5)
Total revenue	120,986	58,727	(62,259)	(51.5)
Notes:
(1)	Including tour operations income, ground service income, commission income and others.
Passenger revenues
Our passenger traffic revenues decreased by approximately RMB61,201 million, or approximately 55.4%, from approximately RMB110,416 million in 2019 to approximately RMB49,215 million in 2020. This decrease was primarily due to decreased passenger demand and decrease in scheduled flights resulting from the COVID-19 pandemic.
Our domestic passenger traffic revenues (excluding Hong Kong, Macau and Taiwan passenger revenues) amounted to approximately RMB40,343 million in 2020, which accounted for approximately 82.0% of our total passenger traffic revenues in 2020, decreased by approximately 44.6% from approximately RMB72,764 million in 2019, primarily due to decreased passenger demand resulting from the COVID-19 pandemic. Our domestic passenger traffic (as measured in RPKs) decreased by approximately 32.7% from approximately 142,921 million in 2019 to approximately 96,206 million in 2020. The number of passengers carried on domestic routes decreased by approximately 33.9% from approximately 109 million in 2019 to approximately 72 million in 2020. Our passenger-kilometers yield for domestic routes decreased from approximately RMB0.54 per passenger- kilometer in 2019 to approximately RMB0.46 per passenger-kilometer in 2020.
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
Operating Expenses
The following chart sets forth a breakdown of our operating expenses for the years ended December 31, 2019 and 2020:

	Year Ended December 31,		2019 vs. 2020
	2019	2020	(Increase) Decrease	% Increase (Decrease)
	(in RMB millions)
Operating Expenses:
Aircraft fuel	(34,191)	(13,840)	20,351	(59.5)
Take-off and landing charges	(16,457)	(9,331)	7,126	(43.3)
Depreciation and amortization	(22,080)	(22,255)	(175)	0.8
Wages, salaries and benefits	(24,152)	(20,827)	3,325	(13.8)
Aircraft maintenance	(3,380)	(3,451)	(71)	2.1
Impairment charges	(4)	(184)	(180)	4,500.0
Impairment losses on financial assets, net	(16)	(32)	(16)	100.0
Food and beverages	(3,667)	(1,589)	2,078	(56.7)
Low value and short-term lease rentals	(631)	(358)	273	(43.3)
Selling and marketing expenses	(4,134)	(1,570)	2,564	(62.0)
Civil aviation development fund	(1,831)	—	1,831	(100.0)
Ground services and other expenses	(2,476)	(872)	1,604	(64.8)
Fair value changes of financial asset at fair value through profit or loss	25	(26)	(51)	(204.0)
Indirect operating expenses	(5,113)	(3,930)	1,183	(23.1)
Total Operating Expenses	(118,107)	(78,265)	39,842	(33.7)

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
Selling and marketing expenses decreased by approximately 62.0% from approximately RMB4,134 million in 2019 to approximately RMB1,570 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the decreased relevant operating cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.
We recorded no civil aviation development fund to the CAAC in 2020 while our civil aviation development fund to the CAAC was RMB1,831 million in 2019, due to CAAC’s exemption of contribution to the civil aviation development fund as a result of the impact of the COVID-19 pandemic.
Ground services and other expenses decreased by approximately 64.8% from approximately RMB2,476 million in 2019 to approximately RMB872 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the decreased relevant operating cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.
Indirect operating expenses decreased by approximately 23.1% from approximately RMB5,113 million in 2019 to approximately RMB3,930 million in 2020, primarily due to the significant decrease in a variety of our businesses in line with the decreased relevant operating cost as a result of the significant decrease in passenger travel demand as affected by the COVID-19 pandemic.
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
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6% in 2017, 2.1% in 2018, 2.9% in 2019, 2.5% in 2020 and 0.9% in 2021. Although neither inflation nor deflation in the past had any material adverse impact on our results of operations, we cannot assure you that the deflation or inflation of the Chinese economy in the future would not materially and adversely affect our financial condition and results of operations.
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
As of December 31, 2019, 2020 and 2021, we had RMB1,350 million, RMB7,651 million and RMB12,950 million, respectively, in cash and cash equivalents; RMB51,872 million, RMB87,917 million and RMB95,089 million, respectively, in outstanding borrowings; and RMB6 million, RMB12 million and RMB12 million, respectively, in restricted bank deposits
.
Our cash and cash equivalents primarily consist of cash on hand and deposits that are placed with banks and other financial institutions. We plan to use the remaining available cash for other capital expenditures, including expenditures for aircraft, engines and related equipment, as well as for working capital and other day-to-day operating purposes.
In addition, our current liabilities exceeded our current assets by approximately RMB57,981 million as of December 31, 2021. Therefore, our directors have taken active steps to seek additional sources of financing to improve our liquidity position. As of December 31, 2021, we had sufficient unutilized credit facilities from various banks. See the discussion below under “– Working Capital and Liabilities”.
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
Cash Flows from Operating Activities
In 2021, we generated a net cash inflow from operating activities of RMB5,692 million as a result of cash generated from operations of RMB5,828 million less income tax paid in 2021. Our cash generated from operations was mainly due to operating profit before working capital changes of RMB8,844 million and negative changes in working capital of RMB3,016 million. The operating profit before working capital changes of RMB8,844 million was a result of the loss before income tax of RMB17,513 million, mainly adjusted for: (i) depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of other non-current assets of RMB22,498 million, (ii) interest expenses of RMB5,812 million and (iii) net foreign exchange gains of RMB1,506 million. Negative changes in working capital mainly consisted of (i) other payables and accruals of RMB1,686 million, (ii) prepayments and other receivables of RMB916 million and (iii) contract liabilities of RMB805 million.

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
Cash Flows from Investing Activities
In 2021, our net cash inflow from investing activities was RMB2,155 million. Our net cash inflow for investing activities mainly consisted of proceeds from novation of purchase rights and others of RMB8,793 million, proceeds from disposal of property, plant and equipment of RMB3,097 million and proceeds from disposal of intangible assets and land use rights of RMB752 million. These cash inflows were partly offset by additions to property, plant and equipment and other non-current assets of RMB10,807 million.
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
Cash Flows from Financing Activities
In 2021, our net cash outflow from financing activities was RMB2,526 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from draw-down of short-term bank loans of RMB55,954 million, (ii) proceeds from issuance of short-term debentures of RMB39,000 million, (iii) proceeds from draw-down of long-term bank loans of RMB20,279 million, (iv) proceeds from issuance of long-term debentures and bonds of RMB11,386 million and (v) proceeds from issue of shares of RMB10,820 million. These cash outflows were partly offset by (i) repayments of short-term debentures of RMB65,500 million, (ii) repayments of short-term bank loans of RMB40,329 million, (iii) repayments of principal of lease liabilities of RMB15,725 million, (iv) repayments of long-term debentures and bonds of RMB8,523 million and (v) repayments of long-term bank loans of RMB4,490 million
In 2020, our net cash inflow from financing activities was RMB11,426 million. Our net cash inflow for financing activities mainly consisted of (i) proceeds from issuance of short-term debentures of RMB77,200 million, (ii) proceeds from draw-down of short-term bank loans of RMB28,883 million, (iii) proceeds from draw-down of long-term bank loans of RMB10,823 million and (iv) proceeds from issuance of long-term debentures and bonds of RMB1,998 million. These cash outflows were partly offset by (i) repayments of short-term debentures of RMB69,200 million, (ii) repayments of principal of lease liabilities of RMB18,439 million, (iii) repayments of short-term bank loans of RMB9,130 million, (iv) repayments of long-term debentures and bonds of RMB2,453 million and (v) repayments of long-term bank loans of RMB1,948 million.
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

Working Capital and Liabilities
We have, and in the future may continue to have, substantial debts. In addition, we generally operate with a working capital deficit. As of December 31, 2021, our current liabilities exceeded our current assets by RMB57,981 million. In comparison, our current liabilities exceeded our current assets by RMB77,310 million as of December 31, 2020. Our current liabilities decreased by 13.9% from RMB99,808 million as of December 31, 2020 to RMB85,891 million as of December 31, 2021, primarily due to the decrease in the current portion of borrowings. Our current assets increased by 24.1% from RMB22,498 million as of December 31, 2020 to RMB27,910 million as of December 31, 2021, primarily due to the increase in cash and cash equivalents. Short-term loans outstanding totaled RMB57,150 million and RMB44,999 million as of December 31, 2020 and 2021, respectively. Long-term outstanding bank loans totaled RMB30,745 million and RMB50,792 million as of December 31, 2020 and 2021, respectively.
As of December 31, 2021, our debt ratio, representing total liabilities divided by total assets, was 80.21%. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially and adversely affect our operating results can also have a negative impact on liquidity.
Our consolidated interest-bearing borrowings as of December 31, 2020 and 2021 for the purpose of calculating the indebtedness were as follows:

	As of December 31,
	2020	2021
	(in RMB millions)
Secured	22,897	28,787
Unsecured	65,020	67,004
Total	87,917	95,791
Our maturity profile of interest-bearing borrowings as of December 31, 2020 and 2021 was as follows:

	As of December 31,
	2020	2021
	(in RMB millions)
Within one year	57,153	44,999
In the second year	5,948	14,080
In the third to fifth year inclusive	17,685	15,900
After the fifth year	7,131	20,812
Total	87,917	95,791
As of December 31, 2021, our interest rates relating to short-term borrowings ranged from 2.00% to 3.00%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 2.40% to 3.92%. Our bank loans are denominated in Renminbi, U.S. dollars and Euros. As of December 31, 2021, our total bank loans denominated in Renminbi amounted to RMB65,916 million, our total bank loans denominated in U.S. dollars amounted to US$2 million and our total bank loans denominated in EUR amounted to EUR271 million.
As of December 31, 2020, our interest rates relating to short-term borrowings ranged from 1.21% to 3.30%, while our fixed interest rates on our interest-bearing borrowings for long-term bank loans ranged from 2.40% to 3.92%. Our bank loans are denominated in Renminbi, U.S. dollars, Singapore dollars and Euros. As of December 31, 2020, our total bank loans denominated in Renminbi amounted to RMB31,151 million, our total bank loans denominated in U.S. dollars amounted to US$57 million and our total bank loans denominated in EUR amounted to EUR332 million.
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

On April 24, 2020, we issued three-year corporate bonds with a total principal amount of RMB2 billion. The bonds bear interest at the rate of 2.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on April 28, 2023. See Note 37 to the consolidated financial statements for the issuance of bonds.
On March 11, 2021, the Company issued ten-year corporate bonds with a principal amount of RMB3 billion. The bonds bear interest at the rate of 3.95% per annum which is payable annually. The principle of the bonds will mature and become repayable on March 12, 2031.
On March 11, 2021, the Company issued six-year corporate bonds with a principal amount of RMB6 billion. The bonds bear interest at the rate of 3.68% per annum which is payable annually. The principle of the bonds will mature and become repayable on March 12, 2027.
On July 15, 2021, Eastern Air Overseas issued five-year credit enhanced bonds with a principal amount of SGD0.5 billion. The bonds bear interest at the rate of 2.00% per annum which is payable semi-annually. The principle of the bonds will mature and become repayable on July 15, 2026. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited Shanghai Municipal Branch.
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
Capital Expenditures
As of December 31, 2021, according to the relevant agreements, we expect our capital expenditures for aircraft, engines and related equipment to be in aggregate approximately RMB24,922 million, including the expected capital expenditure between 2022 and 2024 being approximately RMB9,530 million, RMB8,018 million and RMB7,374 million, respectively, in each case subject to contractually stipulated increases or any increase relating to inflation.
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

(3)	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
The following tables set forth selected information regarding our outstanding contractual and commercial commitments as of December 31, 2021:

	Total	Less Than 1 Year	1-2 Year	2-4 Year	More Than 4 Years
Long-Term Debt (1)	58,177	7,385	14,080	10,292	26,420
Lease Liabilities (2)	98,476	16,350	14,659	27,727	39,740
Unconditional Purchase Obligations (3)	24,922	9,530	8,018	7,374	—
Other Long-term Obligations (4)(5)	2,248	—	—	—	—
Post-retirement Benefit Obligations (4)	2,527	—	—	—	—
Short-term Bank Loans (6)	37,614	37,614	—	—	—
Interest Obligations
Under Lease Liabilities	12,320	2,675	2,661	4,054	2,934
Under Borrowings	7,306	1,634	1,588	1,332	2,752
Fixed Rate	3,565	1,131	1,003	285	1,146
Variable Rate (7)	3,741	503	585	1,047	1,606
Notes:

(1)	Excludes interest.
(2)	Primarily comprise amounts to be paid under leases for the aircraft and engines.
(3)	Primarily comprise capital expenditures.
(4)	Figures of payments due by period are not available.
(5)	Other long-term obligations mainly include long-term duties and levies payable, and other long-term payables.
(6)	Short-term bank loans are generally repayable within one year. As of December 31, 2021, the weighted average interest rate of our short-term bank loans was 2.36% per annum (2020: 2.17%).
(7)
For our variable rate loans, interest rates range from three months Eurlibor + 0.50% to five years LPR – 0.75%. Interest obligations relating to variable rate loans are calculated based on the relevant variable rates as of December 31, 2021. A 25 basis points increase in the interest rate would increase interest expenses by RMB49 million.

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than			After
Commitments/Credit Facilities	Committed	1 Year	1-3 Years	4-5 Years	5 Years
(RMB in millions)
Lines of Credit	21,338	1,338	—	—	20,000
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Total	21,338	1,338	—	—	20,000
Taxation
We had carried forward tax losses of approximately RMB34,445 million as of December 31, 2021, which can be mainly used to set offagainst future taxable income between 2022 and 2028.
Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Ministry of Finance Announcement [2020] No.23), and other series of tax regulations, enterprises located in China western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2020: 16.5%, 2019: 16.5%).
The Company and its subsidiaries, except for CEA Yunnan, and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2020: 25%, 2019: 25%).
New Pronouncements
For a detailed discussion of new accounting pronouncements, please see Note 2 to the consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
None.

D. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Critical Accounting Estimates and Judgments
See Note 3 to the consolidated financial statements for critical accounting estimates and judgments.
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

Name	Age	Shares Owned	Position
Liu Shaoyong	63	—	Chairman of the Board of Directors
Li Yangmin	58	3,960 A Shares (1)	Vice Chairman of the Board of Directors and President
Tang Bing	55	—	Director
Lin Wanli	60	—	Director
Sun Zheng	65	—	Independent Non-executive Director
Lu Xiongwen	55	—	Independent Non-executive Director
Cai Hongping	67	—	Independent Non-executive Director
Dong Xuebo	68	—	Independent Non-executive Director
Jiang Jiang	57	—	Employee Representative Director
Guo Lijun	50	—	Chairman of the Supervisory Committee
Fang Zhaoya	53	—	Supervisor
Zhou Huaxin	51	—	Employee Representative Supervisor
Xi Sheng	59	—	Vice President
Zhou Qimin	54	—	Vice President and Chief Financial Officer
Feng Dehua	56	—	Vice President
Cheng Guowei	52	—	Vice President
Liu Tiexiang	56	—	Vice President
Wang Jian	48	—	Board Secretary and Company Secretary

Notes:

(1)	Mr. Li Yangmin directly held 3,960 A Shares in the capacity of beneficial owner.
Directors
Mr. Liu Shaoyong
is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of the CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, and chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and has become the Chairman of the Company since February 2009. He has served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, and a council member of International Air Transport Association. Mr. Liu graduated from the Civil Aviation Flight College of China and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of professorate senior pilot.

Mr. Li Yangmin
is currently the Vice Chairman, President and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department of Northwest Company, general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he was also a vice president of the Company. He served as the Safety Director of the Company from July 2010 to November 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He has served as a vice party secretary of CEA Holding since August 2016 and was a vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he has served as a vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. He has served as the Vice Chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines Co., Ltd. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professorate senior engineer.
Mr. Tang Bing
is currently a Director and vice party secretary of the Company and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of MTU Maintenance Zhuhai Co., Limited, office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited. From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to February 2010, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Limited from February 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co., Limited from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. He has served as a director and vice party secretary of CEA Holding since February 2019, a vice party secretary of the Company since March 2019 and a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yatsen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.
Mr. Lin Wanli
is currently a Director of the Company, an external director of China Eastern Airlines and an external director of central state-owned enterprise. Mr Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of the Ministry of Railways, vice chairman and party secretary of China Railway Tunnel Group, and vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation. He served as the president and party secretary of China Railway Materials Commercial Corporation and chairman and party secretary of China Railway Materials Company Limited, director and party secretary of China National Aviation Fuel Group Corporation, and chairman of China Aviation Oil (Singapore) Corporation Ltd and an Independent non-executive Director of the Company. Since June 2021, Mr Lin has been a director of the Company. Mr. Lin currently served as the external director of China National Agricultural Development Group Co., Ltd. and non-executive director of China Construction Technology Co., Ltd. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master’s Degree in Business Administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.
Mr. Cai Hongping
is currently an Independent non-executive Director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010 and chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, and has served as the chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an Independent non-executive Director of the Company. Mr. Cai is also an independent director of COSCO SHIPPING Development Co., Ltd., Shanghai Pudong Development Bank Co., Ltd and BYD Company Limited. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Dong Xuebo
is currently an Independent non-executive Director of the Company. Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, general counsel of China Merchants Group and the external director of China Shipbuilding Industry Group Co., Ltd. Since December 2019, Mr. Dong has served as an Independent non-executive Director of the Company. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree.
Mr. Sun Zheng
is currently an Independent non-executive Director of the Company, a senior professor at Shanghai University of Finance and Economics, the vice president of the Accounting Society of China, the vice president of the Accounting Society of Shanghai. Mr. Sun has served as an Independent non-executive Director of the Company since June 2021. Mr. Sun has currently served as an independent director of Bank of Shanghai Co., Ltd., Shanghai Rural Commercial Bank Co., Ltd., Industrial Securities Co., Ltd. and COFCO Capital Holdings Co., Ltd. Mr. Sun graduated from Shanghai University of Finance and Economics with a doctoral degree in economics, and is a Chinese Certified Public Accountant.
Mr. Lu Xiongwen
is currently an Independent non-executive Director of the Company, the dean, a professor and doctoral supervisor of the School of Management of Fudan University and the vice chairman of the sixth session of the China National MBA Postgraduate Education Supervisory Committee. Mr. Lu served as a supervisor of SPD Silicon Valley Bank. Mr. Lu has been the Independent non-executive Director of the Company since June 2021. Currently, Mr. Lu also serves as an independent director of Shanghai Jinqiao Export Processing Zone Development Co., Ltd., Baoshan Iron & Steel Co., Ltd., SPD Silicon Valley Bank and Morgan Stanley Huaxin Securities Co., Ltd. Mr. Lu graduated from Fudan University with a doctoral degree in economics
Mr. Jiang Jiang
is currently the employee representative Director, chairman of the labour union of the Company and the employee representative director and chairman of the labour union of CEA Holding. Mr. Jiang joined the civil aviation industry in 1986, and successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he served as the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and vice party secretary of the Shanxi Branch. From June 2014 to December 2016, he served as the general manager and vice party secretary of China Eastern Airlines Wuhan Limited. From December 2016 to February 2017, he served as the person-incharge of the safety operation management of the Company. From February 2017 to January 2021, he served as a vice president and party member of the Company. From July 2020 to August 2021, he served as the Safety Director of the Company. Since November 2020, he has served as the chairman of the labour union of the Company and CEA Holding. Since December 2020, he has served as the employee representative director of the Company and CEA Holding. Mr. Jiang graduated from the Civil Aviation Flight College of China majoring in air traffic control and aviation of aviation transportation, and obtained an Executive Master of Business Administration degree from Fudan University. He has the title of professorate senior pilot.
Supervisory Committee
As required by the PRC Company Law and our Articles of Association, our Company has a supervisory committee (the “Supervisory Committee”), whose primary duty is the supervision of our senior management, including our Board of Directors, managers and senior officers. Supervisory Committee consists of three supervisors.
Mr. Guo Lijun
is currently the chairman of the Supervisory Committee and Chief Economist of the Company. Mr. Guo joined the civil aviation industry in 1994. Mr. Guo had taken up the position as the Officer of the Secretariat of the Board of the Company. He served as the General Manager of the Legal Department of the Company and the Deputy Director of the Legal Department of CEA Holding from April 2009 to August 2014; served as the General Counsel Legal Adviser of the Company from December 2011 to December 2017; served as the Service Director of the Company from July 2013 to June 2014; served as the General Manager of the Planning and Development Department of the Company from June 2014 to September 2016; and served as the General Manager of the Company’s Beijing branch from September 2016 to April 2018. Mr. Guo has served as the Chief Economist of the Company since December 2017. From April 2018 to April 2020, he temporarily served as a member of the Standing Committee of the Wuhu Municipal Committee and Deputy Mayor of Wuhu Municipal Government, Anhui Province. He has served as the chairman of the Supervisory Committee of the Company since March 2021. Mr. Guo graduated from the Zhongnan University of Economics and Law, majoring in law. He obtained a master’s degree in law from the University of Washington in the United States, a master’s degree in law from Fudan University and an Executive Master of Business Administration degree from Fudan University. Mr. Guo has the title of corporate legal adviser.
Mr. Fang Zhaoya
is currently a Supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company, and the manager of the production planning centre of the maintenance management department and the manager of the business development department and the manager of the aircraft selection and lease and sales management department and the acting responsible person as claims manager of the aircraft selection and lease of China Eastern Air Engineering & Technique Co., Ltd., the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a Supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of senior engineer.

Mr. Zhou Huaxin
is currently the employee representative Supervisor of the Company and the head of Mass Organization department of the Company and CEA Holding. Mr. Zhou joined the civil aviation industry in 1993 and served as the deputy director of general office and director of research office of CEA Holding and office director of the Company. He served as the director of general office and director of foreign affairs office (Hong Kong, Macao and Taiwan affairs office) of CEA Holding from June 2014 to August 2017; the party secretary and vice president of the Anhui branch of the Company from August 2017 to April 2018; and the executive vice president and party member of the Beijing branch of the Company from April 2018 to September 2020. He has served as the head of Mass Organization department of the Company and CEA Holding since September 2020, and the employee representative Supervisor of the Company since December 2020. Mr. Zhou graduated from Lanzhou University majoring in Marxism, and obtained a master’s degree in economics from the Renmin University of China majoring in national economic planning and management and an Executive Master of Business Administration degree from the School of Management of Fudan University. He holds a senior political worker title.
Senior Management
Mr. Xi Sheng
is currently a vice president and party member of the Company and a vice president, party member and the chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilisation and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute. He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. From June 2012 to January 2021, he was a Supervisor of the Company. From June 2016 to January 2021, he was the chairman of the Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018, and has served as a vice president and party member of CEA Holding since January 2018. From November 2018 to May 2020, he served as the general manager of audit department of the Company and CEA Holding. Since January 2021, he has served as a vice president and party member of the Company. Mr. Xi is also the vice chairman of China Institute of Internal Audit. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).
Mr. Zhou Qimin
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
Mr. Feng Dehua
is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Feng joined the civil aviation industry in 1989 and successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and vice party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. He has served as a party member of the Company since August 2014. From September 2014 to February 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he has been a party member and vice president of CEA Holding; Mr. Feng has also been the deputy director of China Air Transport Association. Mr. Feng graduated from Shanxi Finance and Economics Institute majoring in commercial business management, and obtained an Executive Master of Business Administration degree from Fudan University. He is qualified as a professorate senior economist.

Mr. Cheng Guowei
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
Mr. Liu Tiexiang
is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Liu joined the civil aviation industry in 1983, and served as the manager of the flight training center of training department, the deputy general manager of the aviation safety technology department and the deputy general manager of the flight technology management department of Air China Company, and the general manager of the flight technology management department, deputy chief and party member of the general fleet and chief and vice party secretary of the general fleet of Air China Limited (“Air China”). From April 2011 to August 2014, he served as the chief pilot of Air China. From March 2012 to January 2013, he also served as the general manager, party member and deputy secretary of the operation control center of Air China, and the deputy chief operating officer of Air China. From January 2013 to August 2014, he also served as the general manager and vice party secretary of the Southwest Branch of Air China. From August 2014 to March 2020, he served as the vice president and party member of Air China. From April 2015 to March 2020, he also served as the chief operating officer of Air China. From May 2016 to March 2020, he also served as the chairman of Beijing Airlines Co., Ltd. Since March 2020, he has served as a vice president and party member of CEA Holding. Since April 2020, he has served as a vice president and party member of the Company. Mr. Liu graduated from the Central Party School majoring in economics and management, and holds the title of professorate senior pilot.
Mr. Wang Jian
is currently the Board secretary of the Company. Mr. Wang joined the civil aviation industry in 1995 and served as deputy head of the Company’s office, the deputy general manager of the Shanghai Business Office of the Company, and the deputy general manager of the Shanghai Business Office of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s securities affairs. He has served as the Board secretary of the Company since April 2012. He also served as a general manager and chairman Eastern Airlines Industry Investment from November 2016. He served as a director of Eastern Air Logistics from June 2017, and also served as a director of AFK since July 2019. During his term as secretary to the Board and his relevant work, he designed and promoted the implementation of several capital and strategic projects of CEA. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University.
Retired Director, Supervisor and Senior Management during the Reporting Period
Mr. Shao Ruiqing
was an Independent non-executive Director of the Company during the reporting period. Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce, the professional consultant of the Committee for Accounting Standards of the Ministry of Finance, the standing director of Accounting Society of China, a consultative committee member of the Ministry of Transport, as an expert in finance and accounting, and the deputy head of China Transportation Accounting Society. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao served as an Independent non-executive Director of the Company from June 2015 to June 2021. Mr. Shao is currently an independent director of China Everbright Bank Co., Ltd, Shanghai International Port (Group) Co., Ltd, China Enterprise Company Limited and COSCO Shipping Development Co.,Ltd. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995.

B. Compensation
The aggregate amount of cash compensation paid by us to our directors, supervisors and the senior management during 2021 for services performed as directors, supervisors and officers or employees of our Company was approximately RMB3.5 million. In addition, directors and supervisors who are also officers or employees of our Company receive certain other in-kind benefits which are provided to all of our employees.
Details of the emoluments paid to our directors, supervisors and senior management for the year 2021 are as follows:

Total
Name and Principal Position	RMB’000
Directors
Liu Shaoyong*	—
Li Yangmin*	—
Tang Bing*	—
Lin Wanli	—
Independent Non-executive Directors
Cai Hongping	200
Dong Xuebo	80
Sun Zheng	120
Lu Xiongwen	120
Employee Representative Director
Jiang Jiang*	—
Supervisors
Guo Lijun	1,112.8
Fang Zhaoya*	—
Zhou Huaxin	555.1
Senior Management
Xi Sheng*	—
Zhou Qimin*	—
Feng Dehua*	—
Cheng Guowei*	—
Liu Tiexiang*	—
Wang Jian	1,177.4
Retired Director, Supervisor and Senior Management
Shao Ruiqing	100
Total	3,465.3

*
These directors and supervisors of our Company received emoluments from CEA Holding, our parent company, part of which were in respect of their services to our Company and our subsidiaries. No apportionment has been made, as it is impracticable to apportion this amount between their services to us and their services to CEA Holding.

During the year ended December 31, 2021, no directors or supervisors of the Company waived their compensation.
C. Board Practices
All of our directors and supervisors serve a term of three years or until such later date as their successors are elected or appointed. Directors and supervisors may serve consecutive terms. One of the supervisors is employee representative supervisor appointed by our employees, and the rest are appointed by the shareholders. The following table sets forth the terms and the expiration of the terms of the directors, executive officers and supervisors of the Company who have held their positions during the period from January 1, 2021 to April 28, 2022.

Name	Position	Held Position Since	Expiration of Term
Liu Shaoyong	Chairman of the Board of Directors	December 31, 2019	December 31, 2022
Li Yangmin	Vice Chairman	December 31, 2019	December 31, 2022
	President	December 31, 2019	December 31, 2022
Tang Bing	Director	December 31, 2019	December 31, 2022
Lin Wanli	Director	June 23, 2021	December 31, 2022
Shao Ruiqing	Independent Non-executive Director	December 31, 2019	June 23, 2021
Cai Hongping	Independent Non-executive Director	December 31, 2019	December 31, 2022
Dong Xuebo	Independent Non-executive Director	December 31, 2019	December 31, 2022
Sun Zheng	Independent Non-executive Director	June 23, 2021	December 31, 2022
Lu Xiongwen	Independent Non-executive Director	June 23, 2021	December 31, 2022
Jiang Jiang	Employee Representative Director	December 28, 2020	December 31, 2022
	Vice President	December 31, 2019	January 18, 2021
Guo Lijun	Chairman of the Supervisory Committee	March 29, 2021	December 31, 2022
Fang Zhaoya	Supervisor	December 31, 2019	December 31, 2022
Zhou Huaxin	Employee Representative Supervisor	December 10, 2020	December 31, 2022
Xi Sheng	Chairman of the Supervisory Committee	December 31, 2019	January 18, 2021
	Vice President	January 18, 2021	December 31, 2022
Zhou Qimin	Chief Financial Officer	August 28, 2020	December 31, 2022
	Vice President	January 18, 2021	December 31, 2022
Feng Dehua	Vice President	December 31, 2019	December 31, 2022
Cheng Guowei	Vice President	January 15, 2020	December 31, 2022
Liu Tiexiang	Vice President	April 29, 2020	December 31, 2022
Wang Jian	Board Secretary	December 31, 2019	December 31, 2022
None of our directors, supervisors or members of our senior management has entered into any agreement or reached any understanding with us requiring our Company to pay any benefits as a result of termination of their services.
Audit and Risk Management Committee
Our Board of Directors established the audit committee in August 2000 in accordance with the listing rules of the HKEX. Currently, the Audit and Risk Management Committee comprised three members, namely Mr. Sun Zheng, as chairman of the committee, Mr. Cai Hongping and Mr. Dong Xuebo, all of which are independent non-executive directors, and satisfy the requirements of Rule 10A-3 of the Exchange Act and NYSE Rule 303A.06 relating to audit committees, including the requirements relating to independence of the audit committee members. On June 23, 2021, the term of Mr. Shao Ruiqing has expired and he was no longer the member of the Audit and Risk Management Committee.
The Audit and Risk Management Committee is authorized to, among other things, examine our internal control, internal audit and risk management systems, review auditing procedures and financial reports with our auditors, evaluate the overall risk management and corporate governance of our Company and prepare relevant recommendations to our Board of Directors. Subject to the approval of the shareholders’ meeting, the Audit and Risk Management Committee of our Company is also directly responsible for the appointment, compensation, retention and oversight of our external auditors, including resolving disagreements between management and the auditor regarding financial reporting. The external auditors report directly to the Audit and Risk Management Committee. The Audit and Risk Management Committee holds at least three meetings each year. The Audit and Risk Management Committee has established procedures for the receipt, retention and treatment of complaints received by our Company regarding accounting, internal controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Management Committee has the authority to engage independent counsel and other advisors, as it determines necessary, to carry out its duties. Our Company provides appropriate funding, as determined by the Audit and Risk Management Committee, for payment of compensation to the external auditors, advisors employed by the audit committee, if any, and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The Audit and Risk Management Committee held 11 meetings in 2021.
Nominations and Remuneration Committee
Currently, the Nominations and Remuneration Committee comprised three members, namely Mr. Liu Shaoyong, the Chairman, Mr. Cai Hongping and Mr. Lu Xiongwen. Mr. Cai Hongping and Mr. Lu Xiongwen are independent non-executive directors. Mr. Dong Xuebo no longer served as a member of the Nomination and Remuneration Committee of the Board on June 23, 2021, and the Board appointed Mr. Lu Xiongwen as a member of the Nomination and Remuneration Committee on the same day. When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; and when considering and approving remuneration related matters, it shall be chaired by Mr. Cai Hongping.

The Nominations and Remuneration Committee is authorized to make recommendations to our Board of Directors regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure, determine standards and procedures for the nomination of directors and senior management of the Company, examine the remuneration policies of directors and senior management of the Company, review the performance of our directors and senior management as well as determine their annual compensation level. The Nominations and Remuneration Committee submits to our Board of Directors or shareholders’ meeting for approval compensation plans and oversee the implementation of approved compensation plans. The Nominations and Remuneration Committee may consult financial, legal or other outside professional firms in carrying out its duties. The Nominations and Remuneration Committee held 4 meetings in 2021.
We follow our home country practice in relation to the composition of our Nominations and Remuneration Committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a remuneration committee composed entirely of independent directors.
Planning and Development Committee
Currently, the Planning and Development Committee comprised three members, namely Mr. Tang Bing, a director, Mr. Dong Xuebo and Mr. Lu Xiongwen, both of which are independent non-executive directors. Mr. Tang Bing is appointed as the chairman of the Planning and Development Committee. Mr. Cai Hongping no long served as a member of the Planning and Development Committee on June 23, 2021, and the Board appointed Mr. Lu Xiongwen as a member of the Planning and Development Committee on the same day.
The Planning and Development Committee, a specialized committee under our Board of Directors, is responsible for studying, considering, and developing plans and making recommendations with regard to the long-term development plans and material investment decisions of the Company. The members of the committee also oversee the implementation of such plans. The Planning and Development Committee held 7 meetings in 2021.
Aviation Safety and Environment Committee
Currently, the Aviation Safety and Environment Committee comprised three members, namely Mr. Li Yangmin, a director, Mr.Sun Zheng, an independent non-executive director and Mr. Jiang Jiang, an employee representative director. Mr. Li Yangmin is appointed as the chairman of the committee. Mr. Shao Ruiqing resigned as a member of the Aviation Safety and Environment Committee of the Company on June 23, 2021, and on the same day, the Board appointed Mr. Sun Zheng as a member of the Aviation Safety and Environment Committee.
The Aviation Safety and Environment Committee, a specialized committee under the Board of Directors, is responsible for consistent implementation of relevant laws or regulations regarding national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendations with regard to aviation safety duty plans and significant issues resulting from related safety duties as well as implementing such safety duty plans. In addition, the Aviation Safety and Environment Committee performs studies, and makes recommendations on significant environmental protection issues, including carbon emissions on our domestic and international aviation routes and carbon emission programs, and overseeing their implementation. The Aviation Safety and Environment Committee held 2 meetings in 2021.
D. Employees
Our employees are members of a labor association, which represents employees with respect to labor disputes and certain other employee matters. We believe that we maintain good relations with our employees and with their labor association.
The table below sets forth the number of our employees as of December 31, 2019, 2020 and 2021, respectively:

		As of December 31,
	2019	2020	2021
Pilots	8,284	8,837	9,506
Flight attendants and other aircrew staff	21,673	21,149	20,518
Maintenance personnel	12,960	13,258	13,383
Sales and marketing	4,009	4,040	3,716
Operation control	1,877	1,893	1,961
Information technology	1,116	1,168	1,183
Management	3,650	3,677	3,792
Ground Services and others	27,567	27,135	26,262
Total	81,136	81,157	80,321

In 2021, we formulated talent training plans based on the modern development needs of our governance system and governance capabilities, improved the multi-tier and multi-form talent training mechanism, and strived to build various platforms for the growth of employees and advocate and encourage employees to grow on their work position to realise the improvement of work ability and self-worth. For example, since 2020, we launched training programs for cabin crew, ground services personnel and maintenance personnel in relation to the new model of aircraft we introduced. We also prepared specific training plan for backup talents to enhance our talent reserve. Due to the impact of the COVID-19 pandemic, we adjusted our training program in a timely manner, added online training methods, and provided various types of training for the middle and high level management personnel.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2021 by all persons who were known to us to be the beneficial owners of 5% or more of any class of our issued share capital:

Name of shareholder	Class of shares	Number of shares held		Percentage in the relevant class of Shares (%)	Percentage in total issued shares (%)
CEA Holding	A Shares	7,567,853,802	(2)	55.25	40.10
		457,317,073	(2)	3.34	2.42
	H Shares	2,626,240,000	(3)	50.73	13.91
CES Global	H Shares	2,626,240,000	(3)	50.73	13.91
HKSCC Nominees Limited	H Shares	4,701,279,905		90.81	24.91
Juneyao Group	A Shares	311,831,909	(4)	2.28	1.65
		808,441,233	(4)	5.90	4.28
	H Shares	558,769,777	(5)	10.79	2.96
Juneyao Airlines	A Shares	219,400,137	(4)	1.60	1.16
		589,041,096	(4)	4.30	3.12
		311,831,909	(4)	2.28	1.65
	H Shares	12,000,000	(5)	0.23	0.06
		546,769,777	(5)	10.56	2.90
Juneyao Hong Kong	H Shares	546,769,777	(5)	10.56	2.90
Shanghai Jidaohang	A Shares	589,041,096	(4)	4.30	3.12
Wang Junjin	A Shares	1,120,273,142	(4)	8.18	5.94
	H Shares	558,769,777	(5)	10.79	2.96
Wang Han	A Shares	1,120,273,142	(4)	8.18	5.94
	H Shares	558,769,777	(5)	10.79	2.96
Ye Jinqi	A Shares	1,120,273,142	(4)	8.18	5.94
	H Shares	558,769,777	(5)	10.79	2.96

Notes:

(1)	Based on the information available to the directors (including such information as was available on the website of the HKEX) and so far as they are aware, as of December 31, 2021.

(2)
7,567,853,802 A Shares were held directly by CEA Holding; and 457,317,073 A Shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A Shares held directly by CES Finance.

(3)
CES Global directly held 2,626,240,000 H Shares through HKSCC Nominees Limited, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H Shares held directly by CES Global. As of December 31, 2021, CES Global had pledged 1,670,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on October 15, 2021.

(4)
311,831,909 A Shares were held directly by Juneyao Group. 219,400,137 A Shares were held directly by Juneyao Airlines. 589,041,096 A Shares were held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group, respectively. Juneyao Group is the controlling shareholder of Juneyao Airlines. Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A Shares and 589,041,096 A Shares held by Juneyao Airlines and Shanghai Jidaohang, respectively. Juneyao Airlines is deemed to be interested in 589,041,096 A Shares held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A Shares, 219,400,137 A Shares and 589,041,096 A Shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively. Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 A Shares held indirectly by Mr. Wang Junjin.

On October 29, 2019, Juneyao Group and Juneyao Airlines signed a voting rights proxy agreement to delegate the voting rights of 311,831,909 A Shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A Shares held directly by Juneyao Group.
As of December 31, 2021, Juneyao Group had pledged 311,831,909 A shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on October 22, 2021.
(5)
Juneyao Airlines directly held 12,000,000 H Shares and Juneyao Hong Kong directly held 546,769,777 H Shares through HKSCC Nominees Limited. Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group. Juneyao Group is the controlling shareholder of Juneyao Airlines. Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H Shares and 546,769,777 H Shares held directly by Juneyao Airlines and Juneyao Hong Kong. Juneyao Airlines is deemed to be interested in 546,769,777 H Shares held directly by Juneyao Hong Kong. Ms. Ye Jinqi is deemed to be interested in 558,769,777 H Shares held indirectly by Mr. Wang Junjin.

As of December 31, 2021, Juneyao Hong Kong had pledged 232,000,000 H shares. For details, please refer to the announcement of us published on the website of the Hong Kong Stock Exchange on October 22, 2021.
As of December 31, 2021, CEA Holding directly or indirectly held 56.43% of our issued and outstanding capital stock. Due to the completion of non-public issuance of H Shares and A Shares by us to Juneyao Airlines and Juneyao Group in 2019, the shareholding of Juneyao Airlines, Juneyao Group, Mr. Wang Junjin, Mr. Wang Han and Ms. Ye Jinqi in us increased in 2019, resulting in the dilution of the shareholding of CEA Holding in us. See “Item 4. Information on the Company – History and Development of the Company” for details of the non-public issuance of H Shares and A Shares. Neither CEA Holding nor HKSCC Nominees Limited has any voting rights different from those of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.
As of December 31, 2021, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2021 and April 15, 2022, there were 57 and 57 registered holders, respectively, of American Depositary Receipts evidencing 1,223,463 and 1,223,463 ADSs, respectively. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.
Our Company is currently a subsidiary of CEA Holding who holds 56.43% of our issued and outstanding capital stock. CEA Holding itself is a wholly state-owned enterprise under the administrative control of the SASAC. CEA Holding’s shareholding in our Company is in the form of ordinary domestic shares, through which it, under the supervision of the SASAC, enjoys shareholders’ rights and benefits on behalf of the PRC government.
B. Related Party Transactions
Relationship with CEA Holding and Associated Companies
We enter into transactions from time to time with CEA Holding and its subsidiaries. For a description of such transactions, see Note 45 to the consolidated financial statements.

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
For the year ended December 31, 2021, we paid handling charges of approximately RMB135 million to EAIEC. We currently have certain balances with EAIEC, which are trade in nature, interest-free and payable within normal credit terms. See Note 45(c) to the consolidated financial statements for more details.
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
For the year ended December 31, 2021, we paid to Eastern Aviation Advertising approximately RMB25 million for advertising services.
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
For the year ended December 31, 2021, Eastern Aviation Advertising paid approximately RMB14 million in media royalty fees.

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
In 2021, we paid RMB1,636 million to CEA Catering for its provision of food, beverages, related tableware and the storage, recycling and other related services, and received RMB48 million from CEA Catering for our provison of property leasing services to CEA Catering.
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
As of December 31, 2021, we had deposits amounting to RMB12,269 million placed with Eastern Finance, which paid interest to us at 0.20% to 1.38% per annum.
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

For the year ended December 31, 2021, production and maintenance services fees paid to CEA Development Entity amounted to approximately RMB438 million.
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
For the year ended December 31, 2021, the amount payable by Eastern Logistics to us for the freight logistics support services amounted to approximately RMB273 million and the amount payable by us to Eastern Logistics for the cargo terminal business support services amounted to approximately RMB369 million.
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
For the year ended December 31, 2021, the actual amount paid by the China Cargo Airlines amounted to RMB8,309 million under the Exclusive Operation Agreement.

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
For the year ended December 31, 2021, we paid a rental fee of RMB212 million under the property leasing renewal agreement.
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
Guarantee by CEA Holding
As of December 31, 2019, 2020 and 2021, bonds issued by us in an aggregate amount of RMB7.8billion were guaranteed by CEA Holding.
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
A further guarantee was considered and approved at the 2021 first regular meeting of the Board of Directors held on January 26, 2021, which passed the resolution to provide guarantees to certain wholly-owned subsidiaries and agreed us to offer three wholly owned subsidiaries, namely, Shanghai Eastern Flight Training Co., Ltd., China Eastern Aviation Technology Co., Ltd. and One Two Three Airlines Co., Ltd. or their wholly-owned subsidiaries with the aggregate guarantee amount not exceeding RMB1 billion. The term of the guarantee will not exceed 10 years and shall be consistent with the term of the principal debt of the guarantee.
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
For the year ended December 31, 2021, the actual amount paid by us for aircraft lease services (including aircraft finance lease and aircraft operating lease services) was approximately RMB6,103 million.

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
For the year ended December 31, 2021, the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services received by us was approximately RMB14 million and the actual amount of the Air France-KLM aircraft aviation transportation cooperation and support services paid by us was approximately RMB65 million. The actual amount for the aeronautical materials, components and spare parts supply, leasing and maintenance services paid by us to Air France-KLM was approximately RMB22 million.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Financial Statements
Please read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements.
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
On March 30, 2022, the Board of Directors considered and approved the 2021 profit distribution proposal in the second regular meeting in 2022, and recommended the Company not to distribute profit for 2021.
The independent non-executive directors of the Company consider that the Company’s 2021 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the PRC Company Law, the PRC Securities Law, relevant laws and regulations of the CSRC and the Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2021 profit distribution proposal to the 2021 annual general meeting of the Company for consideration.
The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2021 general meeting of our Company.
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
B. Significant Changes
Significant Post Financial Statements Events
On March 21, 2022, a Boeing 737-800 passenger plane with flight number MU5735 of China Eastern Airlines Yunnan Co., Ltd. crashed in Wuzhou, Guangxi, China. Authorities subsequently confirmed fatalities of the 132 passengers and crew members on board. The investigation of the cause of the accident is still in progress. Eastern Airlines Yunnan Co., Ltd. is cooperating with the relevant investigations and will continue to comfort the bereaved family and to properly handle the work at the aftermath.
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
As of December 31, 2021, there were 5,176,777,777 H Shares issued and outstanding. As of December 31, 2021 and April 15, 2022, there were 57 and 57 registered holders, respectively, of American Depositary Receipts evidencing 1,223,463 and 1,223,463 ADSs, respectively. Since nominees hold certain of the ADSs, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. A total of 13,697,662,301 domestic ordinary shares were also outstanding as of December 31, 2021.
B. Plan of Distribution
Not applicable.
C. Markets
Our H Shares are listed for trading on the HKEX (Code: 00670), our ADSs are listed for trading on the NYSE under the symbol “CEA” and our A Shares are listed for trading on the Shanghai Stock Exchange (Code: 600115).
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
The following is a brief summary of certain provisions of our Articles of Association, as amended. Such summary does not purport to be complete. For further information, you and your advisors should refer to the text of our Articles of Association, as amended, and to the texts of applicable laws and regulations. A copy of the English translation of our Articles of Association, as amended on November 10, 2021, is attached as an exhibit to this Annual Report on Form 20-F (which is incorporated by reference).
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

Description of the Shares
As of December 31, 2021, our share capital structure was as follows: 18,874,440,078 ordinary shares, comprising a total of
13,697,662,301 A Shares, representing 72.57% of our total share capital, a total of 5,176,777,777 H Shares, representing 27.43% of our total share capital.
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
Significant Differences in the H Shares and A Shares
Holders of H Shares and A Shares, with minor exceptions, are entitled to the same economic and voting rights. The Articles of Association provide that dividends or other payments payable to A shareholders shall be declared and calculated in Renminbi and paid in Renminbi, while those to H shareholders shall be declared and calculated in Renminbi and paid in the local currency at the place where such H Shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the Board of Directors).
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
E. Taxation
The taxation of income and capital gains of holders of H Shares or ADSs is subject to the laws and practices of China and of jurisdictions in which holders of H Shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the H Shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the H Shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this Annual Report, all of which are subject to change
Hong Kong Taxation
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
Hong Kong Stamp Duty
Stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is levied at the total rate of 0.26% (0.13% for each of sold note and bought note) of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the amount of unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such unpaid amount.
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

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision or engaged in a US trade or business thereof;

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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are, with respect to ADSs, readily tradable on a U.S. securities market, provided that we were not, in each case, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2022 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “— Passive Foreign Investment Company”. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.
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
Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year and we do not intend to become or anticipate becoming a PFIC for the current or any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2022 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.
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
If we were regarded as a PFIC, a U.S. Holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder’s ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC. Once we are considered a PFIC, we will always be treated as a PFIC for all succeeding years.
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
Our finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact our performance. To hedge against the variability in the cash flows arising from a change in market interest rates, we have entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to us and interest rate swaps are disclosed in Notes 37 and 25 to the consolidated financial statements.

The following tables detail the interest rate profiles of our interest-bearing financial instruments at the reporting date:

	2021	2020
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	12,950	7,651
Restricted bank deposits	12	12
Borrowings	26,146	(13,328)
Lease liabilities	62,406	(44,541)
Interest rate swaps at notional amount	3,154	4,504

	2021	2020
	RMB million	RMB million
Fixed rate instruments
Borrowings	68,943	(74,567)
Lease liabilities	35,584	(51,710)
The following table indicates the approximate change in our profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2021		2020
		Effect on other		Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	profit or loss	income	profit or loss	income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	142	6	(94)	8

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
The following tables detail our exposure to major currency risk at the reporting date:

	2021
	USD RMB million	EUR RMB million	SGD RMB million	JPY RMB million
Trade receivables	11	5	—	3
Cash and cash equivalents	96	7	28	5
Other receivables	32	—	1	11
Other non-current assets	1,428	—	—	—
Trade and other payables	(118)	(12)	—	—
Lease liabilities	(30,710)	(10)	(6)	(67)
Borrowings	(13)	(1,957)	(2,371)	—

	2020
	USD RMB million	EUR RMB million	SGD RMB million	JPY RMB million
Trade receivables	10	2	—	2
Cash and cash equivalents	968	4	3	3
Other receivables	115	3	1	12
Other non-current assets	150	—	—	—
Trade and other payables	(108)	(1)	—	—
Lease liabilities	(36,267)	(8)	(85)	(142)
Borrowings	(375)	(2,664)	(2,466)	(3,162)
The following tables indicate the approximate change in our consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2021		2020
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
If RMB (weakens)/strengthens against USD	(222)/222	—	(266)/266	—
If RMB (weakens)/strengthens against JPY	0.36/(0.36	—	(25)/25	—
If RMB (weakens)/strengthens against EUR	(15)/15	—	(20)/20	—
If RMB (weakens)/strengthens against SGD	(18)/18	—	(19)/19	—

Fuel Price Fluctuation Risk
Jet fuel is a major component of our operating expenses and our results are significantly affected by the volatility in the price of jet fuel. For the year ended December 31, 2021, if fuel price had been 5% lower/higher with all other variables held constant, our fuel cost would have been RMB1,030 million lower/higher (2020: RMB692 million lower/higher).
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

	2021	2020
	Effect on other	Effect on other
	comprehensive	comprehensive
	income	income
	RMB million	RMB million
Fuel forward contracts	0	62
Equity Price Risk
We are exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 30) and equity investments designated at fair value through other comprehensive income (Note 24) as of December 31, 2021. Our listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.
The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31,	High/Low	December 31,	High/Low
	2021	2021	2020	2020
Hong Kong – Hang Seng Index	23,398	31,183/22,665	27,231	29,056/21,696
Shanghai – A Share Index	3,640	3,732/3,313	3,640	3,640/2,788

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as of December 31, 2021.

	Carrying amount of equity investment RMB million	Increase/(decrease) in profit or loss RMB million		Increase/(decrease) in comprehensive income RMB million
2021 Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	237	—		18/	(18)
Shanghai – Financial asset at fair value through profit or loss	84	6/	(6)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	220	—
2020
Investments listed in:
Hong Kong – Equity investment designated at fair value through other comprehensive income	457	—		34/	(34)
Shanghai – Financial asset at fair value through profit or loss	95	7/	(7)	—
Unlisted investments at fair value:
– Equity investment designated at fair value through other comprehensive income	538	—		40/	(40)
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

Service	Fees (in U.S. dollars)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion thereof )
Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADS registered holders	US$0.05 (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$0.05 (or less) per ADS (or portion thereof)

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Foreign exchange fees
As necessary	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities
For the past annual period, from January 1, 2021 to December 31, 2021, the Company received continuing stock exchange annual listing fees and reimbursement fees from the depositary an aggregate of US$66,608.30 , and the depositary waived standard out-of-pocket maintenance costs for the ADRs (consisting of administrative expenses) of US$99,859.60.
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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and has designed internal control procedures over financial reporting or caused internal control procedures over financial reporting to be designed under our supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, as applicable. Under the supervision and with the participation of our President and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based upon the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
During 2021, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Sun Zheng, the chairman of our audit committee, is an independent financial expert serving on our audit committee, given his experience in the academic aspects of accounting and notable achievements in accounting education and academic research. Mr. Sun Zheng is independent of the Board of Directors, senior management, supervisors or substantial shareholders of our Company.
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Hua Ming LLP (“Ernst & Young”) served as our independent auditor for the fiscal year ended December 31, 2020. On June 23, 2021, we engaged PricewaterhouseCoopers Zhong Tian LLP served as our independent auditor for the fiscal year ended December 31, 2021. The following table sets forth the aggregate audit fees, audit-related fees and tax fees of our principal accountants for the years ended December 31, 2020 and 2021:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB)	(RMB)	(RMB)	(RMB)
2020 (1)	15,900,000	430,000	484,374	—
2021 (2)	12,000,000	—	—	—
Note :
(1). 2020 represents the fee obtained from audit work charged by Ernst & Young.
(2). 2021 represents the fee obtained from audit work charged by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP.
Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, our audit committee approved the engagements.
Audit Fees
Audit fees primarily consist of fees for the audits of the Company’s financial statements prepared under both of IFRSs and
PRC Accounting Standards for Business Enterprises
as of and for the years ended December 31, 2020 and 2021.
Audit-Related Fees
Audit-Related fees for the year ended December 31, 2020 primarily consist of fees for the capital verification services, issuing comfort letters in respect of the statement relating to the sufficiency of working capital and the statement of indebtedness, and the verification services of revenue regarding the bellyhold space.
All Other Fees
All other fees for the year ended December 31, 2020 primarily consist of fees for the GDPR assessment service.
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
Item 16F. Changes in Registrant’s Certifying Accountant
(a) Change of Principal Accountant
On March 30, 2021, the Board approved not to re-appoint our independent registered public accounting firm, which was approved by our shareholders at the annual general meeting held on June 23, 2021, Ernst & Young Hua Ming LLP (“Ernst & Young”) due to the relevant regulations issued by the MOF and the SASAC in December 2011. The relevant regulations restrict and limit the number of years that audit services can be continuously provided by an accounting firm to a PRC state-owned enterprise and its subsidiaries.
The audit reports of Ernst & Young on our consolidated financial statements for the two fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified in any way as to any uncertainty, audit scope, or accounting principles.
During the two fiscal years ended December 31, 2019 and 2020 and up to the subsequent interim period through June 23, 2021, when the shareholders approved not to re-appoint Ernst & Young , there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements during the end of such fiscal years.
During the two fiscal years ended December 31, 2019 and 2020 and up to the subsequent interim period through June 23, 2021, there were no “reportable events” as that term described in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.
We have provided Ernst & Young with a copy of the disclosures under Item 16F(a) as included herein and have requested that Ernst & Young furnish us with a letter addressed to the SEC stating whether Ernst & Young agrees with the foregoing statements. A copy of the letter dated April 28, 2022, furnished by Ernst & Young in response to that request was filed as Exhibit 15.1 to this Form 20-F.
(b) Engagement of New Principal Accountant
On March 30, 2021, the Board resolved to propose to appoint PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm, which was approved by our shareholders at the annual general meeting held on June 23, 2021.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through June 23, 2021, we has not consulted with PricewaterhouseCoopers Zhong Tian LLP. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PricewaterhouseCoopers Zhong Tian LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as that term is defined in 16F (a)(1)(v) of Form 20-F.
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
As required under the
Sarbanes-Oxley Act of
2002
, the Company has adopted a code of ethics that is applicable to the Company’s directors, Supervisors, President, Chief Financial Officer and other senior managers.

In addition, we have posted a description of such differences under the section entitled “Corporate Governance” of our 2021 Hong Kong
Annual Report, which can be accessed through the following link:
https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0427/2022042702334.pdf
Item 16H. Mine Safety Disclosures
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspection
Not applicable.

PART III
Item 17. Financial Statements
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
Reference is made to pages F-1 to F-120.
Item 19. Exhibits
(a) See Item 18 for a list of the financial statements filed as part of this Annual Report.
(b) Exhibits to this Annual Report:

Exhibit Index

Exhibits	Description

1.1	Articles of Association as amended on November 11, 2021 (English translation) (Furnished to the Securities and Exchange Commission on our Form 6-K as filed on November 12, 2021).**

2.1	Specimen Certificate for the H Shares.**

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners from time to time of American Depositary Receipts (Filed as FORM OF DEPOSIT AGREEMENT on our Form F-6 as filed on May 7, 2021).**

4.1	Aircraft Sale and Purchase Agreement relating to the disposal of eight Bombardier CRJ-200 Aircraft and ten Embraer ERJ-145 Aircraft, dated November 23, 2012, among our Company, Airbus SAS and other parties (Filed as Exhibit 4.27 to our Form 20-F as filed on April 24, 2013).*/**

4.2	Amendment No. 2 to the A 320 Family Purchase Agreement dated December 30, 2010, dated November 23, 2012, between our Company and Airbus SAS (Filed as Exhibit 4.28 to our Form 20-F as filed on April 24, 2013).*/**

4.3	Acquisition Agreement for Used Aircraft relating to five Airbus Model A340-642 Aircraft, dated April 27, 2012, between our Company and Boeing Aircraft Holding Company (Filed as Exhibit 4.29 to our Form 20-F as filed on April 24, 2013).*/**

4.4	Purchase Agreement Number PA-03746 relating to Boeing Model 777-300ER Aircraft, dated April 27, 2012, between our Company and the Boeing Company (Filed as Exhibit 4.30 to our Form 20-F as filed on April 24, 2013).*/**

4.5	Purchase Agreement Number PA-4076 relating to Boeing Model 737-8 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.5 to our Form 20-F as filed on April 25, 2015).*/**

4.6	Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated June 13, 2014, between our Company and the Boeing Company (Filed as Exhibit 4.6 to our Form 20-F as filed on April 25, 2015).*/**

4.7	Purchase Agreement relating to Airbus A320NEO Aircraft, dated February 28, 2014, between our Company and Airbus SAS (Filed as Exhibit 4.7 to our Form 20-F as filed on April 25, 2015).*/**

4.8	Supplemental Agreement No.1 to Purchase Agreement Number PA-4077 relating to Boeing Model 737-800 Aircraft, dated July 9, 2015, between our Company and the Boeing Company (Filed as Exhibit 4.8 to our Form 20-F as filed on April 25, 2016). */**

8.1	List of Subsidiaries (as of December 31, 2021).

11.1	Code of Ethics (English translation) (Filed as Exhibit 11.1 to our Form 20-F as filed on June 24, 2008).**

12.1	Certification of the President pursuant to Rule 13a-14(a).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of the President pursuant to Rule 13a-14(b).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from Ernst & Young Hua Ming LLP regarding Item 16F of this annual report.

101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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
Name: Liu Shaoyong
Title: Chairman of the Board of Directors
Date: April 28, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of China Eastern Airlines Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment tests of goodwill, aircraft and engines
As described in Note 19, Note 16 and Note 18 to the consolidated financial statements, as of December 31, 2021, the balance of the Group’s goodwill was RMB11,270 million and the balances of the Group’s owned and leased aircraft and engines were RMB70,916 million and RMB122,811 million, respectively. The goodwill, aircraft and engines were all allocated to the cash-generating unit of airline transportation operations. Management performs impairment test of goodwill annually and performs impairment test of aircraft and engines when indication of impairment exists. Based on impairment tests performed, the Group concluded that no impairment provision for goodwill, aircraft and engines was made as at December 31, 2021. The impairment tests involved management’s significant estimates and judgements, including revenue growth rates, long term growth rate, gross margin rates and discount rate.
The principal considerations for our determination that performing procedures relating to the impairment tests of goodwill, aircraft and engines is a critical audit matter are (i) the significant estimates, judgments and assumptions made by management; (ii) a high degree of auditor judgment and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, long term growth rate, gross margin rates, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s goodwill, aircraft and engines impairment tests. These procedures also included, among others (i) testing management’s process for the impairment tests; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management relating to the revenue growth rates, long term growth rate, gross margin rates, and discount rate. Evaluating management’s assumptions relating to the revenue growth rates, long term growth rate and gross margin rates involved assessing their reasonableness by considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Group’s discounted cash flow model, and the discount rate assumption.
Recognition of deferred tax assets
As described in Note 27 to the consolidated financial statements, as of December 31, 2021, the balance of the Group’s deferred tax assets was RMB 9,580 million. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized. The significant assumptions used in future taxable profit forecast include annual revenue growth rates and gross margin rates.
The principal consideration for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are (i) the significant judgment by management when determining whether deferred tax assets should be recognized, including a high degree of estimation uncertainty relative to the future taxable profit forecast; (ii) a high degree of auditor judgment and effort.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to deferred tax assets recognition process, including internal controls over the development of future taxable profit forecast. These procedures also included, among others (i) testing management’s process for developing future taxable profit forecast; (ii) evaluating the appropriateness of future taxable profit forecast model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management relating to revenue growth rates and gross margin rates by considering (i) the current and past performance of the relevant entities; (ii) the consistency with external market and industry data.

Provision for lease return costs for aircraft and engines
As described in Note 38 to the consolidated financial statements, the balance of the Group’s provision for lease return costs for aircraft and engines under lease arrangements was RMB 7,270 million as of December 31, 2021. According to the terms in certain lease contracts, the Group has the obligation to fulfill the return conditions of aircraft and engines at the end of the lease terms. Management estimates the provision for lease return costs for aircraft and engines by taking into account the aircraft and engines utilization patterns and the estimated return costs.
The principal considerations for our determination that performing procedures relating to provision for lease return costs for aircraft and engines is a critical audit matter are the significant estimate and judgment by management in developing the estimated return costs, which in turn led to a high degree of auditor judgment and effort in evaluating management’s estimate and judgement.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls over management’s process of developing the provision for lease return costs for aircraft and engines, including internal controls relating to estimating the anticipated aircraft and engines utilization patterns and return costs. These procedures also included, among others, (i) evaluating the appropriateness of the methodology adopted by management; (ii) evaluating the reasonableness of estimated return costs by comparing to historical data.
Recognition of contract liabilities for frequent flyer programme
As discussed in Note 35 to the consolidated financial statements, the balance of the Group’s contract liabilities for frequent flyer programme was RMB 1,492 million as of December 31, 2021. The Group operates a frequent flyer programme that issues mileage points to program members. Mileage points can be used to redeem for free or discounted goods or tickets until expiration. The frequent flyer programme provides a significant right to the customers and the Group treats it as a single performance obligation. The Group allocates part of the transaction price to the mileage points which is deferred and recognized as contract liabilities for frequent flyer programme. The transaction price allocated to mileage points is estimated based on the historical prices of equivalent flights and goods which the mileage points can redeem for, adjusted for mileage points that are not expected to be redeemed (“the estimated Breakage”).
The principal considerations for our determination that performing procedures relating to recognition of contract liabilities for frequent flyer programme is a critical audit matter are the significant judgment by management when determining the estimated transaction price of mileage points and the estimated Breakage, which in turn led to a high degree of auditor judgment and effort in evaluating management’s estimate of transaction price allocated to mileage points, including the estimated Breakage.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls over the recognition of contract liabilities for frequent flyer programme. These procedures also included, among others (i) evaluating the appropriateness of the method used to allocate transaction price to mileage points; (ii) testing the completeness and accuracy of the underlying data used in the method; and (iii) evaluating the reasonableness of the estimated Breakage by considering historical mileage points redemption pattern, current industry data and economic trends.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Eastern Airlines Corporation Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of China Eastern Airlines Corporation Limited (the “Company”) as of December 31, 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2013 to 202
1
.
Shanghai, the People’s Republic of China
April 28, 2021

China Eastern Airlines Corporation Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2021, 2020 and 2019

	Notes	2021	2020	2019
		RMB million	RMB million	RMB million
Revenue	5	67,127	58,727	120,986
Other operating income and gains	6	6,079	5,698	7,202

Operating expenses
Aircraft fuel		(20,593)	(13,840)	(34,191)
Take-off and landing charges		(10,251)	(9,331)	(16,457)
Depreciation and amortisation		(22,718)	(22,255)	(22,080)
Wages, salaries and benefits	8	(21,061)	(20,827)	(24,152)
Aircraft maintenance		(3,783)	(3,451)	(3,380)
Food and beverages		(1,655)	(1,589)	(3,667)
Low value and short-term lease rentals		(383)	(358)	(631)
Selling and marketing expenses		(1,128)	(1,570)	(4,134)
Civil aviation development fund		(852)	—	(1,831)
Ground services and other expenses		(532)	(872)	(2,476)
Impairment charges	9	(22)	(184)	(4)
Impairment losses on financial assets, net	10	(28)	(32)	(16)
Fair value changes of financial asset at fair value through profit or loss		(11)	(26)	25
Indirect operating expenses		(3,707)	(3,930)	(5,113)

Total operating expenses		(86,724)	(78,265)	(118,107)

Operating (loss)/profit	7	(13,518)	(13,840)	10,081
Share of result of associates	22	(97)	(82)	265
Share of result of joint ventures	23	(44)	(13)	17
Finance income	11	1,958	2,660	96
Finance costs	12	(5,812)	(5,213)	(6,160)

(Loss)/profit before income tax		(17,513)	(16,488)	4,299
Income tax credit /(expense)	13	4,229	3,927	(819)

(Loss)/profit for the year		(13,284)	(12,561)	3,480

(Loss)/profit is attributable to:
Equity holders of the Company		(12,214)	(11,836)	3,192
Non-controlling interests		(1,070)	(725)	288

		(13,284)	(12,561)	3,480

(Loss)/earnings per share attributable to the equity holders of the Company:
- Basic and diluted (expressed in RMB per share)	15	(0.73)	(0.72)	0.21

F-
6

China Eastern Airlines Corporation Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Continued)
For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		RMB million	RMB million	RMB million
(Loss)/profit for the year		(13,284)	(12,561)	3,480

Other comprehensive (loss)/income :
Items that may be subsequently reclassified to profit or loss
- Effective portion of changes in fair value of hedging instruments arising during the year		221	153	40
- Reclassification adjustments for losses/(gains) included in the consolidated statement of profit or loss		(525)	57	(186)
- Income tax effect		76	(52)	36

Items that may not be subsequently reclassified to profit or loss
- Fair value changes of equity investments designated at fair value through other comprehensive (loss)/income, net of tax		(247)	(209)	16
- Share of other comprehensive (loss)/income of an associate, net of tax	22	(7)	2	7
- Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax	39	(84)	(61)	40

Other comprehensive (loss)/income for the year, net of tax		(566)	(110)	(47)

Total comprehensive (loss)/income for the year		(13,850)	(12,671)	3,433

Total comprehensive (loss)/income attributable to:
Equity holders of the Company		(12,765)	(11,940)	3,141
Non-controlling interests		(1,085)	(731)	292

		(13,850)	(12,671)	3,433

F-
7

China Eastern Airlines Corporation Limited
Consolidated Statements of Financial Position
As at December 31, 2021 and 2020

	Note		December 31, 2021	December 31, 2020
			RMB million	RMB million
Non-current assets
Property, plant and equipment	16		93,242	101,043
Investment properties	17		118	166
Right-of-use assets	18	(a)	126,875	118,210
Intangible assets	19		11,713	11,718
Advanced payments on acquisition of aircraft	20		12,165	17,240
Investments in associates	22		1,777	1,793
Investments in joint ventures	23		484	594
Equity investments designed at fair value through other comprehensive income	24		457	995
Derivative financial instruments	25		—	37
Deferred tax assets	27		9,580	5,011
Other non-current assets	26		4,469	5,345

			260,880	262,152

Current assets
Flight equipment spare parts	28		1,799	2,054
Trade receivables	29		974	1,124
Prepayments and other receivables	31		12,089	11,198
Financial assets at fair value through profit or loss	30		84	95
Derivative financial instruments	25		—	362
Restricted bank deposits	32		12	12
Cash and cash equivalents	32		12,950	7,651
Assets classified as held for sale	33		2	2

			27,910	22,498

Current liabilities
Trade and bills payables	34		2,454	3,220
Other payables and accruals	36		18,745	21,619
Contract liabilities	35		3,287	3,671
Current portion of borrowings	37		44,999	57,150
Current portion of lease liabilities	18	(b)	16,350	14,073
Income tax payable			55	48
Current portion of provision for lease return costs for aircraft and engines	38		—	24
Derivative financial instruments	25		1	3

			85,891	99,808

Net current liabilities			(57,981)	(77,310)

Total assets less current liabilities			202,899	184,842

F-
8

China Eastern Airlines Corporation Limited
Consolidated Statements of Financial Position
As at December 31, 2021 and 2020

	Note		December 31, 2021	December 31, 2020
			RMB million	RMB million
Non-current liabilities
Borrowings	37		50,792	30,745
Lease liabilities	18	(b)	82,126	82,178
Provision for lease return costs for aircraft and engines	38		7,270	6,966
Contract liabilities	35		899	1,320
Derivative financial instruments	25		45	138
Post-retirement benefit obligations	39		2,367	2,373
Other long-term liabilities	40		2,248	1,955
Deferred tax liabilities	27		—	13

			145,747	125,688

Net assets			57,152	59,154

Equity attributable to equity holder of the Company
- Share capital	41		18,874	16,379
- Reserves	42		34,741	39,870

			53,615	56,249

Non-controlling interests	21		3,537	2,905

Total equity			57,152	59,154

F-
9

China Eastern Airlines Corporation Limited
Consolidated Statements of Changes in Equity
For the year
s
ended December 31, 2021, 2020 and 2019

		Attributable to equity holders of the Company
	Note	Share capital	Other reserves	Retained earnings/ (accumulated losses)	Total	Non-controlling interests	Total equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2019		14,467	27,045	14,901	56,413	3,430	59,843

Comprehensive income:
Profit for the year		—	—	3,192	3,192	288	3,480
Other comprehensive income		—	(51)	—	(51)	4	(47)

Total comprehensive income		—	(51)	3,192	3,141	292	3,433

Total transaction with equity holders:
Issue of shares		1,912	7,530	—	9,442	—	9,442
Dividend paid to non-controlling interests		—	—	—	—	(84)	(84)
Transfer from retained profits		—	212	(212)	—	—	—
Others		—	11	1	12	—	12

Balance at December 31, 2019		16,379	34,747 *	17,882 *	69,008	3,638	72,646

At January 1, 2020		16,379	34,747	17,882	69,008	3,638	72,646
Comprehensive income:
Loss for the year		—	—	(11,836)	(11,836)	(725)	(12,561)
Other comprehensive income		—	(104)	—	(104)	(6)	(110)

Total comprehensive income		—	(104)	(11,836)	(11,940)	(731)	(12,671)

Total transaction with equity holders:
Dividends relating to 2019		—	—	(819)	(819)	—	(819)
Dividend paid to non-controlling interests		—	—	—	—	(2)	(2)

Balance at December 31, 2020		16,379	34,643 *	5,227 *	56,249	2,905	59,154

At January 1, 2021		16,379	34,643	5,227	56,249	2,905	59,154

Comprehensive income:
Loss for the year		—	—	(12,214)	(12,214)	(1,070)	(13,284)
Other comprehensive income		—	(551)	—	(551)	(15)	(566)

Total comprehensive income		—	(551)	(12,214)	(12,765)	(1,085)	(13,850)

Total transaction with equity holders:
Issue of ordinary shares, net of transaction costs and tax	41	2,495	8,325	—	10,820	—	10,820
Capital injection by non-controlling interests in subsidiaries	21	—	(689)	—	(689)	1,717	1,028
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings		—	(157)	157	—	—	—

Balance at December 31, 2021		18,874	41,571 *	(6,830)*	53,615	3,537	57,152

*
As at December 31, 2021, these reserve accounts comprise the consolidated reserves of RMB34,741 million (2020: RMB39,870 million, 2019: RMB52,629 million) in the consolidated statements of financial position.

F-1
0

China Eastern Airlines Corporation Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019

	Note		2021	2020	2019
			RMB million	RMB million	RMB million
Cash flow from operating activities
Cash generated from operations	43	(a)	5,828	1,480	30,137
Income tax paid			(136)	(269)	(1,165)

Net cash generated from operating activities			5,692	1,211	28,972

Cash flow from investing activities
Additions to property, plant and equipment and other non-current assets			(10,807)	(7,247)	(7,589)
Investments in associates and joint ventures			(140)	—	(110)
Net proceeds/(payments) from disposal of a subsidiary			117	—	(90)
Proceeds from disposal of property, plant and equipment			3,097	894	157
Proceeds from novation of purchase rights and others			8,793	—	2,366
Proceeds from disposal of intangible assets and land use rights			752	5	2
Proceeds from disposal of an equity investment			288	—	5
Dividends received			105	100	241
Settlement relating to derivative financial instruments			—	(28)	104
Loan to a joint venture			—	(7)	—
Proceeds from repayment of loans to a joint venture			4	—	15

Net cash generated from/(used in) investing activities			2,155	(6,283)	(4,899)

Cash flows from financing activities
Proceeds from issue of shares			10,820	—	9,442
Capital injection by non-controlling interests in a subsidiary			283	—	—
Proceeds from drarw-down of short-term bank loans			55,954	28,883	6,986
Proceeds from drarw-down of long-term bank loans			20,279	10,823	300
Proceeds from issuance of short-term debentures			39,000	77,200	39,000
Proceeds from issuance of long-term debentures and bonds			11,386	1,998	7,755
Proceeds from sales-leaseback of aircraft			686	—	—
Repayments of short-term bank loans			(40,329)	(9,130)	(12,868)
Repayments of long-term bank loans			(4,490)	(1,948)	(4,033)
Repayments of short-term debentures			(65,500)	(69,200)	(35,000)
Repayments of long-term debentures and bonds			(8,523)	(2,453)	(5,567)
Repayments of principal of lease liabilities			(15,725)	(18,439)	(23,895)
Interest paid			(6,307)	(5,482)	(5,494)
Settlement relating to derivative financial instruments			(60)	(4)	82
Dividends paid to Company’s shareholders			—	(819)	—
Dividends paid to non-controlling interests of subsidiaries			—	(3)	(83)

Net cash (used in)/generated from financing activities			(2,526)	11,426	(23,375)

Net increase in cash and cash equivalents			5,321	6,354	698
Cash and cash equivalents at beginning of the year			7,651	1,350	646
Effects of exchange rate changes on cash and cash equivalents			(22)	(53)	6

Cash and cash equivalents at end of the year			12,950	7,651	1,350

F-1
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

1.	Corporate information
China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was established in the People’s Republic of China (the “PRC”) on April 14, 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.
In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.
The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.
These financial statements were approved and authorised for issue by the Company’s Board of Directors (the “Board”) on April 28, 2022.

2	Summary of significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) .
They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value.
These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

(i)	Going concern
In 2021, the Group incurred net loss of RMB13.28 billion. As at December 31, 2021, the Group’s current liabilities exceeded its current assets by approximately RMB 57.98 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on its financial condition and operating results. The Board has also considered the following factors:

•	Sufficient unutilized banking facilities as at December 31, 2021;

•	The Group’s sound credit standing and history of cooperation with banks and other financial institutions; and

•
The Group’s expected net cash inflows from operating activities for not less than 12 months starting from the period end of the financial statements, considering the recovery of flights and the Group’s major operating costs including fuel prices during such period.

The Board believes that the Group has sufficient source of financing to enable it to operate, as well as to meet its liabilities as and when they become due, and to support its the capital expenditures in the forseeable future of not less than twelve months starting from the period end of the financial statements. Accordingly, the Board continued to prepare the Group’s financial statements as of and for the year ended December 31, 2021 on a going concern basis.

F-1
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

(ii)	New and amended standards adopted by the Group
The Group has applied the following amendments for the first time for their annual reporting period commencing January 1, 2021:
Amendment to IFRS 16 -
COVID-19-related
rent concessions beyond June 30, 2021.
The Group has early adopted the amendment to IFRS 16. The Group previously applied the practical expedient in IFRS 16 such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the
COVID-19
pandemic were lease modifications, if the eligibility conditions are met. One of these conditions requires that the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from June 30, 2021 to June 30, 2022.
The eligible rent concessions are accounted for as negative variable lease payments, and are recognised in profit or loss in the period in which the event or condition that triggers those payments occurred.
There is no impact on the opening balance of equity at January 1 st
, 2021. The adoption of this new amendment did not give rise to significant impact on the Group’s result of operations and financial position for the year ended December 31, 2021.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2
The amendments focus on accounting reliefs once a new benchmark interest rate is in place. The reliefs have the effect that changing the basis for determining contractual cash flows for financial assets, financial liabilities and lease liabilities, that are as a direct consequence of the Inter-Bank Offered Rate (“IBOR”) reform and are economically equivalent, will not result in an immediate gain or loss in the profit or loss. The amendments also provide reliefs to allow hedge accounting to continue when the hedging relationships are directly affected by IBOR reform.
The amendments do not have an impact on the current reporting period as the Group has not moved any existing contracts to new benchmark interest rates. In addition, the Group considers that uncertainty remains over the timing and/or amounts of future cash flows indexed to benchmark interest rates and thus the Group continues to apply the existing accounting policies.

F-1
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

(iii)	New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for accounting year beginning on or after
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 3 - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 - Onerous Contracts — Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022
IFRS 17 - Insurance Contracts	January 1, 2023 (deferred from January 1, 2021)
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current	January 1, 2023 (deferred from January 1, 2022)
Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 - Definitions of Accounting Estimates	January 1, 2023
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2	Principles of consolidation

(i)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the
G
roup has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The acquisition method of accounting is used to account for business combinations by the Group (refer to note 2.3).
Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

F-1
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.2	Principles of consolidation (continued)

(ii)	Associates
Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights.
Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognised at cost.

(iii)	Joint ventures
Interests in joint ventures are accounted for using the equity method (see (iv) below), after initially being recognised at cost in the consolidated balance sheet.

(iv)	Equity method
Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.
Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.
Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.
The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.18.

(v)	Changes in ownership interests
The Group treats transactions with
non-controlling
interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling
interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling
interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company.
When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

F-1
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.3	Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognises any non-controlling
interest in the acquired entity on an
acquisition-by-acquisition
basis either at fair value or at the
non-controlling
interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred.
The excess of the consideration transferred, amount of any
non-controlling
interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

2.4	Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the company on the basis of dividend received and receivable.
Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

F-1
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.5	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker(“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

2.6	Foreign currency translation

(i)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in“RMB”, which is the functional and presentation currency of the Company and the Group’s entities.

(ii)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognised in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges.
Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”.

2.7	Revenue recognition

(i)	Revenue from contracts with customers
Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

F-1
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.7	Revenue recognition

(i)	Revenue from contracts with customers

(a)	Provision of services
Traffic revenue
Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date.
Commission income
Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales.
Other operations incomes
Revenues from the provision of ground services, ticket cancellation services and other travel related services are recognised when the services are rendered.

(b)	Frequent flyer programme
The Group operates a frequent flyer programme called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. Mileage points can be used to redeem for free or discounted goods or tickets until expiration. The frequent flyer programme provides a significant right to the customers and the Group treats it as a separate performance obligation. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”).

(c)	Sale of goods
Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer.

(d)	Contract liabilities
A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

(ii)	Revenue from other sources
Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred.

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.8	Government grants
Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, for which it is intended to compensate are expensed.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments.

2.9	Maintenance and overhaul costs
Overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment or right-of-use
assets and are depreciated over the appropriate maintenance cycles.
Certain lease arrangements contain provisions for the Group‘s obligations to fulfil certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognised such costs as part of the right-of-use
asset and are depreciated over their respective lease term.
All other repairs and maintenance costs are charged to profit or loss as and when incurred.

2.10	Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.11	Dividend income
Dividends are received from financial assets measured at fair value through profit or loss (FVPL) and at fair value through other comprehensive income (FVOCI). Dividends are recognised as other income in profit or loss when the right to receive payment is established. This applies even if they are paid out of pre-acquisition
profits, unless the dividend clearly represents a recovery of part of the cost of an investment. In this case, the dividend is recognised in OCI if it relates to an investment measured at FVOCI. However, the investment may need to be tested for impairment as a consequence.

2.12	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.
Other borrowing costs are expensed in the period in which they are incurred.

F-
19

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.13	Income tax
Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.
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
Deferred tax liabilities are recognised for all taxable temporary differences, except:

(i)
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(ii)
in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

(i)
when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(ii)
in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

F-2
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.14	Intangible assets

(i)	Goodwill
Goodwill is measured as described in note 2.3. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments

(ii)	Computer software costs
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred.

F-2
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.15	Deferred pilot recruitment costs
Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group.

2.16	Property, plant and equipment
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
When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss.
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
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.
Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

F-2
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.17	Investment properties
Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes, or for sale in the ordinary course of business. Such properties are measured initially at cost, including related transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.
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
Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

2.18	Impairment of non-financial assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Non-financial
assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.19	Non-current assets and disposal groups held for sale
Non-current
assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets that are carried at fair value, which are specifically exempt from this requirement.
Non-current
assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale.

2.20	Advanced payments on acquisition of aircraft
Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current
assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

F-2
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.21	Flight equipment spare parts
Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses.

2.22	Investments and other financial assets

(i)	Initial recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.
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
In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.
All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

F-2
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.22	Investments and other financial assets (continued)

(ii)	Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets at amortised cost (debt instruments)
Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired.
Financial assets at fair value through other comprehensive income (debt instruments)
For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss.
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
basis.
Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.
This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.
A derivative embedded in a hybrid contract, with a financial liability or non-financial
host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.
A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

F-2
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.22	Investments and other financial assets (continued)

(iii)	Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

(i)	the rights to receive cash flows from the asset have expired; or

(ii)
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

F-2
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.22	Investments and other financial assets (continued)

(iv)	Impairment
The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
General approach
ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a
12-month
ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forwardlooking information.
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
Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.
Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to
12-month
ECLs
Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs
Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs
Simplified approach
For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

F-2
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.23	Financial liabilities

(i)	Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings.

(ii)	Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification as follows:
Financial liabilities at amortised cost
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss.

(iii)	Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss.

2.24	Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.25	Derivatives and hedging activities
Initial recognition and subsequent measurement
The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and fuel forward contracts, to hedge its foreign currency risk, interest rate risk and fuel price risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial
item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.
Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.
For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or

•
cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or

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

F-
29

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.25	Derivatives and hedging activities (continued)

Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows:

(i)	Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.
The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial
item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial
asset or
non-financial
liability subsequently becomes a firm commitment to which fair value hedge accounting is applied.
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

(ii)	Fair value hedges
The change in the fair value of a hedging instrument is recognised in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in the statement of profit or loss as other expenses.
For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit or loss.
When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognised in the statement of profit or loss.

F-3
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.25	Derivatives and hedging activities (continued)

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
non-current
portions only if a reliable allocation can be made.

2.26	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore all classified as current.
Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. See note 29 for further information about the Group’s accounting for trade receivables and note 48.1 for a description of the Group’s impairment policies.

F-3
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.27	Cash and cash equivalents
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

2.28	Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as finance costs.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.29	Provisions
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision.

F-3
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.30	Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As lessee
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Leases are recognised as a
right-of-use
asset and a corresponding liability at the date at which the leased asset is available for use by the Group.
Contracts may contain both lease and
non-lease
components. The Group allocates the consideration in the contract to the lease and non-lease
components based on their relative stand-alone prices.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment with similar terms, security and conditions.
To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and

•	makes adjustments specific to the lease, e.g., term, country, currency and security.
If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate.

F-3
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.30	Leases (continued)

(i)	As lessee (continued)
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use
asset.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use
assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.
Except for engine overhaul costs are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls, right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Aircraft and engines under leases	5 to 20 years
Buildings	2 to 10 years
Prepayments for land use rights	40 to 50 years
Others	2 to 5 years
If the Group is reasonably certain to exercise a purchase option, the right-of-use
asset is depreciated over the underlying asset’s useful life.
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
assets are recognised as an expense on a straight-line basis over the lease term.

(ii)	As lessor
When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.
Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease
components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.
Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases.

F-3
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.30	Leases (continued)

(iii)	Sales and leaseback
The Group applies the requirements for determining when a performance obligation is satisfied in IFRS15 to determine whether the transfer of an asset is accounted for as a sale of that asset.
As seller-lessee
If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS15 to be accounted for as a sale of the asset, the Group measures the right-of-use
asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Group recognises only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, the Group makes the following adjustments to measure the sale proceeds at fair value: a) any below-market terms shall be accounted for as a prepayment of lease payments; and b) any above-market terms shall be accounted for as additional financing provided by the buyer-lessor to the seller-lessee. The potential adjustment required is measured on the basis of the more readily determinable of: a) the difference between the fair value of the consideration for the sale and the fair value of the asset; and b) the difference between the present value of the contractual payments for the lease and the present value of payments for the lease at market rates.
If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS15 to be accounted for as a sale of the asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9.

F-3
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.31	Retirement benefits

(i)	Defined contribution plans
The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.
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
Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.
Past service costs are recognised in profit or loss at the earlier of:

•	the date of the plan amendment or curtailment; and

•	the date that the Group recognises restructuring-related costs
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

•	net interest expense

2.32	Dividend distribution
Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements.

F-3
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

2	Summary of significant accounting policies (continued)

2.33	Fair value measurement
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

2.34	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.35	Research and development
Research expenditures are recognised as expenses as incurred. Costs incurred on development projects are capitalised as intangible assets when recognition criteria are met, including:

•	it is technically feasible to complete the software so that it will be available for use

•	management intends to complete the software and use or sell it

•	there is an ability to use or sell the software

•	it can be demonstrated how the software will generate probable future economic benefits

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•	the expenditure attributable to the software during its development can be reliably measured.
Other development costs that do not meet those criteria are expensed as incurred.
Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

F-3
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

3	Critical accounting estimates and judgements
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
The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.7 to the consolidated financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio-based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage.

(b)	Recognition of contract liabilities for frequent flyer programme
Passenger ticket sales earning mileage points under the Company’s frequent flyer programme provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated Breakage. The Breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer programme and the results of operations.

(c)	Provision for lease return costs for aircraft and engines
Provision for lease return costs for aircraft and engines is recognised as part of the right-of-use
assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilisation patterns and the anticipated return costs derived from historical experience of actual return costs incurred. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines.

(d)	Retirement benefits
The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.31 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate and annual rate of increase of per capita benefit payment. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.
Additional information regarding the retirement benefit plan is disclosed in Note 39 to the consolidated financial statements.

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

3	Critical accounting estimates and judgements (continued)

(e)	Deferred income tax
Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference, and the carry forward of unused tax credits and unused tax losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. To determine the future taxable profits, reference was made to the latest available profit forecast. The key assumptions adopted in the future taxable profit forecast include revenue growth rates and gross margin rates.

(f)	Estimated impairment of long-term assets (other than goodwill)
The Group tests whether property, plant and equipment,
right-of-use
assets, intangible assets (other than goodwill),
advanced payments on acquisition of aircraft and other
non-current
assets have been impaired in accordance with the accounting policy stated in Note 2.18 to the consolidated financial statements. The recoverable amount of the cashgenerating unit has been determined based on the higher of its value in use and its fair value less costs of disposal. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates, long term growth rate, gross margin rates, and discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

(g)	Impairment of goodwill
The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. The Group uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates, long term growth rate, gross margin rates, and discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions.

(h)	Leases — estimating the incremental borrowing rate
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

(i)	Depreciation of property, plant and equipment and right-of-use assets
Depreciation of components related to the owned and leased airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.
Except for components related to the owned and leased airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

F-
39

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

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
In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and profit/(loss) before income tax, arising from different accounting policies is set out in Note 4(c) below.
The segment results for the year ended December 31, 2021 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue from external customers	66,812	315	—	—	67,127
Inter-segment sales	—	1,006	(1,006)	—	—

Reportable segment revenue	66,812	1,321	(1,006)	—	67,127

Reportable segment loss before income tax	(17,889)	374	—	2	(17,513)

Other segment information
Depreciation and amortisation	22,441	277	—	—	22,718
Impairment charges/impairment losses on financial assets, net	48	2	—	—	50
Interest income	354	—	(15)	—	339
Interest expenses	5,811	16	(15)	—	5,812
Capital expenditure	30,846	169	—	—	31,015

F-
4
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

4	Operating segment information (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (Continued)
The segment results for year ended December 31, 2020 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue from external customers	58,337	302	—	—	58,639
Inter-segment sales	—	1,499	(1,499)	—	—

Reportable segment revenue	58,337	1,801	(1,499)	—	58,639

Reportable segment loss before income tax	(17,062)	684	—	(103)	(16,481)

Other segment information
Depreciation and amortisation	21,965	283	—	—	22,248
Impairment charges/impairment losses on financial assets, net	215	1	—	—	216
Interest income	178	1	(13)	—	166
Interest expenses	5,212	15	(13)	—	5,214
Capital expenditure	17,778	639	—	—	18,417

The segment results for year ended December 31, 2019 were as follows:
	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Segment revenue
Reportable segment revenue from external customers	119,240	1,620	—	—	120,860
Inter-segment sales	—	2,052	(2,052)	—	—

Reportable segment revenue	119,240	3,672	(2,052)	—	120,860

Reportable segment profit before income tax	2,745	1,164	—	393	4,302

Other segment information
Depreciation and amortisation	21,816	261	—	—	22,077
Impairment charges/impairment losses on financial assets, net	20	—	—	—	20
Interest income	108	1	(13)	—	96
Interest expenses	5,152	30	(13)	—	5,169
Capital expenditure	42,853	303	—	—	43,156

F-
4
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

4	Operating segment information (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (Continued)
The segment assets and liabilities as at December 31, 2021 and December 31, 2020 were as follows:

	Airline transportation operations	Other segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At December 31, 2021
Reportable segment assets	280,976	4,376	(1,606)	2,802	286,548
Reportable segment liabilities	230,799	2,398	(1,606)	47	231,638
At December 31, 2020
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

*
Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

F-4
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

4	Operating segment information (continued)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.
The Group’s revenues by geographical area are analysed based on the following criteria:

(1)
Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations

(2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed

	2021	2020	2019
	RMB million	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	56,133	45,479	80,058
International	10,553	12,759	37,082
Regional (Hong Kong, Macau and Taiwan)	441	489	3,846

	67,127	58,727	120,986

(3)
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

F-4
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

4	Operating segment information (continued)

(c)	Reconciliation of reportable segment revenues, (loss)/profit and assets to the consolidated figures as reported in the consolidated financial statements:

			Year ended December 31,
			2021	2020	2019
	Note		RMB million	RMB million	RMB million
Revenue
Reportable segment revenue			67,127	58,639	120,860
— Reclassification of taxes relating to the expired tickets	(i	)	—	88	126

Consolidated revenue			67,127	58,727	120,986

			Year ended December 31,
			2021	2020	2019
	Note		RMB million	RMB million	RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit			(17,513)	(16,481)	4,302
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii	)	—	(7)	(3)

Consolidated (loss)/profit before income tax			(17,513)	(16,488)	4,299

			As at December 31,
			2021	2020
	Note		RMB million	RMB million
Assets
Reportable segment assets			286,548	282,408
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii	)	—	—
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii	)	2,242	2,242

Consolidated assets			288,790	284,650

F-4
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

4	Operating segment information (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (Continued)
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

F-4
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

5	Revenue

An analysis of revenue is as follows:
	Year ended December 31,
	2021	2020	2019
	RMB million	RMB million	RMB million
Revenue from contracts with customers	66,887	58,470	120,796
Revenue from other sources
— Rental income	240	257	190

	67,127	58,727	120,986

(a)	Disaggregated revenue information for revenue from contracts with customers:

For the year ended December 31, 2021
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
— Passenger	54,105	—	54,105
— Cargo and mail	8,309	—	8,309
Ticket cancellation and commission service	2,115	—	2,115
Ground service income	756	—	756
Others	1,287	315	1,602

Total revenue from contracts with customers	66,572	315	66,887

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	55,578	315	55,893
International	10,553	—	10,553
Regional (Hong Kong, Macau and Taiwan)	441	—	441

Total revenue from contracts with customers	66,572	315	66,887

F-4
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

5	Revenue (continued)

(a)	Disaggregated revenue information for revenue from contracts with customers: (continued)
For the year ended December 31, 2020

	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
— Passenger	49,215	—	49,215
— Cargo and mail	4,895	—	4,895
Ticket cancellation and commission service	2,206	—	2,206
Ground service income	818	—	818
Others	1,034	302	1,336

Total revenue from contracts with customers	58,168	302	58,470

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	44,920	302	45,222
International	12,759	—	12,759
Regional (Hong Kong, Macau and Taiwan)	489	—	489

Total revenue from contracts with customers	58,168	302	58,470

For the year ended December 31, 2019
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Types of goods or services
Traffic revenues
— Passenger	110,416	—	110,416
— Cargo and mail	3,826	—	3,826
Ticket cancellation and commission service	2,485	—	2,485
Ground service income	1,180	—	1,180
Others	1,269	1,620	2,889

Total revenue from contracts with customers	119,176	1,620	120,796

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	78,248	1,620	79,868
International	37,082	—	37,082
Regional (Hong Kong, Macau and Taiwan)	3,846	—	3,846

Total revenue from contracts with customers	119,176	1,620	120,796

F-4
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

5	Revenue (continued)

(a)	Disaggregated revenue information for revenue from contracts with customers: (continued)
Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:
For the year ended December 31, 2021

	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Revenue from contracts with customers
External customers	66,572	315	66,887
Intersegment sales	—	1,006	1,006

Intersegment adjustment and eliminations	—	(1,006)	(1,006)

Total revenue from contracts with customers	66,572	315	66,887

For the year ended December 31, 2020
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Revenue from contracts with customers
External customers	58,168	302	58,470
Intersegment sales	—	1,499	1,499

Intersegment adjustment and eliminations	—	(1,499)	(1,499)

Total revenue from contracts with customers	58,168	302	58,470

For the year ended December 31, 2019
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
Revenue from contracts with customers
External customers	119,176	1,620	120,796
Intersegment sales	—	2,052	2,052

Intersegment adjustment and eliminations	—	(2,052)	(2,052)

Total revenue from contracts with customers	119,176	1,620	120,796

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

5	Revenue (continued)

(a)	Disaggregated revenue information for revenue from contracts with customers: (continued)
The following table shows the amount of revenue recognised in the current reporting period that was included in the contract liabilities at the beginning of the reporting period:

	2021	2020
	RMB million	RMB million
Revenue recognised that was included in contract liabilities at the beginning of the year:
Passenger transportation services	2,979	6,699

As at December 31, 2021, the contract liabilities for frequent flyer programme amounted to RMB1,492 million. The table below presents the activity of the contract liabilities for frequent flyer programme.

	2021	2020
	RMB million	RMB million
At January 1,	1,966	2,245
Deferred during the year	945	843
Recognised as revenue during the year	(1,250)	(1,122)

At December 31,	1,661	1,966
Less: the related pending output value added tax therein	(169)	(185)

	1,492	1,781

(b)	Performance obligations
Information about the Group’s performance obligations is summarised below:
Passenger transportation services
The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer programme, both of which are included in contract liabilities.
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

F-
49

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

6	Other operating income and gains

	2021	2020	2019
	RMB million	RMB million	RMB million
Co-operation routes income (note (a))	3,696	3,650	5,436
Routes subsidy income (note (b))	383	372	353
Other subsidy income (note (c))	803	1,326	535
Gain on disposal of items of property, plant and equipment and right-of-use assets	742	55	40
Gain on disposal of subsidiaries, associates and joint ventures	142	—	64
Compensation from ticket sales agents	63	53	331
Others	250	242	443

	6,079	5,698	7,202

(a)
Co-operation
routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the year ended December 31, 2021, 2020 and 2019.

7	Operating (loss)/ profit
Operating (loss)/ profit is stated after charging/(crediting) the following items:

	2021	2020	2019
	RMB million	RMB million	RMB million
Amortisation of intangible assets (Note 19)	210	239	143
Depreciation of property, plant and equipment (Note 16)	9,490	9,067	9,078
Depreciation of right-of-use assets (Note 18(a))	12,389	12,367	12,298
Depreciation of investment properties (Note 17)	10	12	25
Amortisation of long-term deferred assets included in other non-current assets	619	570	536
Impairment charge on property, plant and equipment (Note 9)	1	31	4
Write-down of flight equipment spare parts to net realisable value (Note 9)	21	153	—
Consumption of flight equipment spare parts	1,218	1,135	1,013
Auditors’ remuneration	12	17	18

F-5
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

8	Wages, salaries and benefits

	2021	2020	2019
	RMB million	RMB million	RMB million
Wages, salaries, bonuses and allowances	15,776	16,412	19,385
Employee welfare and benefits	435	128	143
Pension (Note 39(a))	2,412	2,149	2,571
Medical insurance (note (i))	982	725	789
Staff housing fund (note (ii))	1,265	1,195	1,056
Staff housing allowances (note (iii))	186	214	186
Early retirement benefits (note (iv))	5	4	22

	21,061	20,827	24,152

Notes:

(i)	Medical insurance
Majority of the Group’s PRC employees participate in the medical insurance schemes organised by municipal governments.

(ii)	Staff housing fund
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

(iii)	Staff housing allowances
The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

(iv)	Early retirement benefits
The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in “other long-term liabilities”.

F-5
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

8	Wages, salaries and benefits (continued)

(v)	Directors’ and executive’s remuneration
Directors’ and executive’s remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2021	2020	2019
	RMB million	RMB million	RMB million
Fees	620	460	805
Other emoluments:
Salaries, allowances and benefits in kind	1,616	2,906	665
Performance related bonuses*	—	—	—
Pension scheme contributions	52	61	21

	2,288	3,427	1,491

*	No executive directors of the Company are entitled to bonus payments which are determined as percentage of the profit after tax of the Group.
2021

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Li Yangmin*	—	—	—	—	—
Tang Bing*	—	—	—	—	—
Lin Wanli**	—	—	—	—	—
Jiang Jiang*****	—	—	—	—	—
Independent non-executive Directors
Cai Hongping	200	—	—	—	200
Dong Xuebo	80	—	—	—	80
Sun Zheng**	120	—	—	—	120
Lu Xiongwen**	120	—	—	—	120
Shao Ruiqing***	100	—	—	—	100
Supervisors
Guo Lijun**	—	1,082	—	31	1,113
Fang Zhaoya*	—	—	—	—	—
Zhou Huaxin*****	—	534	—	21	555

Total	620	1,616	—	52	2,288

F-5
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

8	Wages, salaries and benefits (continued)

(v)	Directors’ and executive’s remuneration
2020

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Wang Junjin***	—	—	—	—	—
Li Yangmin*	—	—	—	—	—
Tang Bing*	—	—	—	—	—
Yuan Jun*&***	—	—	—	—	—
Jiang Jiang*****	—	2,325	—	36	2,361
Independent non-executive Directors
Lin Wanli***	—	—	—	—	—
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo	60	—	—	—	60
Supervisors
Xi Sheng* &***	—	—	—	—	—
Gao Feng***	—	536	—	23	559
Zhou Huaxin*****	—	45	—	2	47
Fang Zhaoya*	—	—	—	—	—

Total	460	2,906	—	61	3,427

F-5
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

8	Wages, salaries and benefits (continued)

(v)	Directors’ and executive’s remuneration
2019

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Liu Shaoyong*	—	—	—	—	—
Ma Xulun* & ****	—	—	—	—	—
Wang Junjin**	—	—	—	—	—
Li Yangmin* & **	—	—	—	—	—
Tang Bing* & **	—	—	—	—	—
Yuan Jun*	—	—	—	—	—
Independent non-executive Directors
Lin Wanli	—	—	—	—	—
Li Ruoshan***	200	—	—	—	200
Ma Weihua***	200	—	—	—	200
Shao Ruiqing	200	—	—	—	200
Cai Hongping	200	—	—	—	200
Dong Xuebo**	5	—	—	—	5
Supervisors
Xi Sheng*	—	—	—	—	—
Gao Feng	—	665	—	21	686
Li Jinde*&***	—	—	—	—	—
Fang Zhaoya* & **	—	—	—	—	—

Total	805	665	—	21	1,491

*
These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion those amounts between their services to the Group and their services to CEA Holding.

**	These directors and supervisors of the Company were newly appointed or elected during the years ended December 31, 2021,2020 and 2019, respectively.
***	These directors and supervisors of the Company resigned during the years ended December 31, 2021, 2020 and 2019, respectively.
****	Mr. Ma Xulun resigned on February 1, 2019.
*****
Mr. Jiang Jiang was newly appointed as Employee Representative Director on December 28, 2020 and Mr. Zhou Huaxin was newly appointed as Supervisor on December 10, 2020. Their salaries, allowances and benefits in kind were listed as being Managers.

During the years ended December 31, 2021, 2020 and 2019, no directors and supervisors waived their emoluments.

F-5
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

8	Wages, salaries and benefits (continued)

(f)	Five highest paid individuals
Nil of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended December 31, 2021 (2020: One, 2019: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Wages, salaries and allowances	8,537	10,495	11,413
Performance related bonuses*	—	—	—
Pension scheme contributions	185	172	185

	8,722	10,667	11,598

*	None of the above highest paid individuals are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.
The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	2021	2020	2019
HK$2,000,001 to HK$2,500,000	5	2	2
HK$2,500,001 to HK$3,000,000	—	3	2
HK$3,000,001 to HK$3,500,000	—	—	1
During the year ended December 31, 2021, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2020: Nil, 2019: Nil).

9	Impairment charges

	2021	2020	2019
	RMB million	RMB million	RMB million
Impairment charge on property, plant and equipment (Note 16)	1	31	4
Write-down of flight equipment spare parts to net realisable value (Note 28)	21	153	—

	22	184	4

10	Impairment losses on financial assets, net

	2021	2020	2019
	RMB million	RMB million	RMB million
Impairment losses on trade receivable, net (Note 29)	3	15	(6)
Impairment losses on other receivables (Note 31)	25	17	22

	28	32	16

F-5
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

11	Finance income

	2021	2020	2019
	RMB million	RMB million	RMB million
Interest income	339	166	96
Foreign exchange gains, net (Note 12(b))	1,619	2,494	—

	1,958	2,660	96

12	Finance costs

	2021	2020	2019
	RMB million	RMB million	RMB million
Interest on bank borrowings	1,946	1,112	1,149
Interest relating to lease liabilities	3,113	3,655	3,894
Interest relating to post-retirement benefit obligations	83	85	92
Interest relating to provision for lease return costs for aircraft and engines	278	283	270
Interest on bonds and debentures	842	632	520
Interest relating to interest rate swap contracts	17	4	(68)
Less: amounts capitalized into advanced payments on acquisition of aircraft (note (a))	(467)	(558)	(687)

	5,812	5,213	5,170

Foreign exchange losses, net (note (b))	—	—	990

	5,812	5,213	6,160

Notes

(a)
The weighted average interest rate used for interest capitalization is 3.57% per annum for the year ended December 31, 2021 (for the year ended December 31, 2020: 3.55%; for the year ended December 31, 2019: 3.51%).

(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the year ended December 31, 2021, 2020 and 2019.

F-5
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

13	Income tax
The amounts of income tax (credit)/expense charged to the consolidated income statements represent:

	2021	2020	2019
	RMB million	RMB million	RMB million
Current income tax	143	222	942
Deferred income tax	(4,372)	(4,149)	(123)

	(4,229)	(3,927)	819

Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Ministry of Finance Announcement [2020] No.23), and other series of tax regulations, enterprises located in China western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from January 1, 2011. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2020: 16.5%, 2019: 16.5%).
The Company and its subsidiaries, except for CEA Yunnan and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2020: 25%, 2019: 25%).
A reconciliation of the tax (credit)/charge applicable to (loss)/profit before tax at the statutory rate for the country in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows:

	2021	2020	2019
	RMB million	RMB million	RMB million
(Loss)/profit before income tax	(17,513)	(16,488)	4,299
Tax calculated at the tax rate of 25% (2020: 25%, 2019: 25%)	(4,378)	(4,122)	1,075
Lower tax rates enacted by local authority	60	56	(139)
Share of results of associates and joint ventures	35	24	(71)
Income not subject to tax	(84)	(12)	(36)
Expenses not deductible for tax	159	169	128
Utilisation of previously unrecognised tax losses	—	(16)	(11)
Unrecognised tax losses for the year	69	21	17
Utilisation of previously unrecognised deductible temporary differences	—	(10)	(8)
Unrecognised deductible temporary differences	—	3	3
Adjustments in respect of current tax of previous periods	(1)	(4)	(34)
Additional deduction of research and development costs	(58)	(31)	(27)
Income tax deduction of purchase of special equipment for production safety	(31)	(5)	(78)

Tax (credit)/charge	(4,229)	(3,927)	819

Effective tax rate	24.15%	23.82%	19.05%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended December 31, 2021, 2020 and 2019, as there are tax treaties between the PRC and the corresponding jurisdictions relating to the aviation business.

F-5
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

14	Dividend

	2021	2020	2019
	RMB million	RMB million	RMB million
Proposed final – Nil (2020: Nil, 2019: 0.050) per ordinary share	—	—	819
On March 30, 2022, the Group has no profit distribution plan to propose cash dividend for 2021 (2020: Nil, 2019: RMB0.050 per share before tax).

15	(Loss)/earnings per share
The calculation of basic loss per share for the year ended December 31, 2021 was based on the loss attributable to equity holders of the Company of RMB12,214 million and the weighted average number of shares of 16,795,331,016 in issue during the year.
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
The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended December 31, 2021, 2020 and 2019.

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

16	Property, plant and equipment

	Aircraft, engines and flight equipment	Buildings	Other property, plant and equipment	Construction in progress	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
December 31, 2021
At January 1, 2021
Cost	144,827	15,816	10,337	3,362	174,342
Accumulated depreciation and impairment	(63,868)	(3,102)	(6,329)	—	(73,299)

Net carrying amount	80,959	12,714	4,008	3,362	101,043

At January 1, 2021, net of accumulated depreciation and impairment	80,959	12,714	4,008	3,362	101,043
Additions	2,343	170	626	1,467	4,606
Disposals	(3,094)	(85)	(63)	—	(3,242)
Transfer from construction in progress	—	745	279	(1,024)	—
Transfer from investment properties (Note 17)	—	34	—	—	34
Transfer from right-of-use assets (Note 18(a))	809	—	—	—	809
Transfer to other non-current assets	—	—	—	(517)	(517)
Impairment	(1)	—	—	—	(1)
Depreciation provided during the year	(7,958)	(536)	(996)	—	(9,490)

At December 31, 2021, net of accumulated depreciation and impairment	73,058	13,042	3,854	3,288	93,242

At December 31, 2021:
Cost	136,247	16,562	10,986	3,288	167,083
Accumulated depreciation and impairment	(63,189)	(3,520)	(7,132)	—	(73,841)

Net carrying amount	73,058	13,042	3,854	3,288	93,242

F-
59

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

16	Property, plant and equipment (continued)

As at December 31, 2021, the ownership certificates of buildings with a net carrying amount of RMB1,897 million (2020: RMB8,453 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group.
The Group’s parcels of land in Mainland China where the buildings are situated are held under medium-term leases.
The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 37):

	2021		2020
	Cost RMB million	Net carrying Amount RMB million	Cost RMB million	Net carrying Amount RMB million
Aircraft

— pledged as collateral	31,958	23,129	26,149	17,515

F-6
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

16	Property, plant and equipment (continued)

	Aircraft, engines and flight equipment RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
December 31, 2020
At January 1, 2020
Cost	133,845	14,153	10,217	3,857	162,072
Accumulated depreciation and impairment	(54,366)	(2,499)	(5,770)	—	(62,635)

Net carrying amount	79,479	11,654	4,447	3,857	99,437

At January 1, 2020, net of accumulated depreciation and impairment	79,479	11,654	4,447	3,857	99,437
Additions	3,517	69	528	1,055	5,169
Disposals	(781)	(22)	(102)	(425)	(1,330)
Transfer from construction in progress	—	1,102	21	(1,123)	—
Transfer from advanced payments on acquisition of aircraft	53	—	—	—	53
Transfer from investment properties (Note 17)	—	425	—	—	425
Transfer from right-of-use assets (Note 18(a))	6,402	—	—	—	6,402
Transfer to investment properties (Note 17)	—	(13)	—	—	(13)
Transfer to other non-current assets	—	—	—	(2)	(2)
Depreciation provided during the year	(7,680)	(501)	(886)	—	(9,067)
Impairment (note)	(31)	—	—	—	(31)

At December 31, 2020, net of accumulated depreciation and impairment	80,959	12,714	4,008	3,362	101,043

At December 31, 2020:
Cost	144,827	15,816	10,337	3,362	174,342
Accumulated depreciation and impairment	(63,868)	(3,102)	(6,329)	—	(73,299)

Net carrying amount	80,959	12,714	4,008	3,362	101,043

Note: During the year ended December 31, 2020, the Group made an impairment provision of
RMB31 million for certain retired engines, the recoverable amount is determined based on the estimated market prices.

F-
6
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

17	Investment properties

	2021	2020
	RMB million	RMB million
Cost
At January 1	263	883
Transfer from property, plant and equipment (Note 16)	—	25
Transfer from right-of-use assets (Note 18(a))	—	11
Transfer to property, plant and equipment (Note 16)	(62)	(565)
Transfer to right-of-use assets (Note 18(a))	(9)	(91)

At December 31,	192	263

Accumulated depreciation
At January 1	97	230
Transfer from property, plant and equipment (Note 16)	—	12
Transfer from right-of-use assets (Note 18(a))	—	3
Transfer to property, plant and equipment (Note 16)	(28)	(140)
Transfer to right-of-use assets (Note 18(a))	(5)	(20)
Charge for the year (Note 7)	10	12

At December 31,	74	97

Net book amount
At December 31,	118	166

As at December 31, 2021, the fair value of the investment properties was approximately RMB324 million (2020: RMB445 million) according to a valuation performed by an independent professionally qualified valuer.
The investment properties are leased to third parties and related parties under operating leases. Rental income of RMB178 million (2020: RMB139 million, 2019: RMB100 million) was received by the Group during the year in respect of the leases.
As at December 31, 2021, the Group had no pledged investment properties (2020: Nil).

F-6
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

17	Investment properties (continued)

Fair value hierarchy
The following table illustrates the fair value measurement hierarchy of the Group’s investment properties:

	Fair value measurement using
Buildings	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Not measured at fair value but fair value is disclosed:
As at December 31, 2021	—	80	244	324

As at December 31, 2020	—	119	326	445

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2020: Nil).
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
The Group as a lessee
The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land with lease periods of 40 to 50 years, and no ongoing payments will be made under the terms of these land leases. As at December 31, 2021, the Group had 491 aircraft (2020: 440 aircraft) under leases, which generally have lease terms between 5 and 20 years. Leases of engines generally have lease terms between 5 and 10 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

F-6
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

18	Leases (continued)

The Group as a lessee (continued)

(a)	Right-of-use assets
The carrying amounts of the Group’s
right-of-use
assets and the movements during the year are as follows:

	Aircraft, and engines RMB million	Prepayments for land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
At January 1, 2020, net of accumulated depreciation	126,464	1,343	824	73	128,704

Additions	7,109	—	1,145	135	8,389
Transfer from investment properties (Note 17)	—	71	—	—	71
Transfer to property, plant and equipment (Note 16)	(6,402)	—	—	—	(6,402)
Transfer to investment properties (Note 17)	—	(8)	—	—	(8)
Disposals	(171)	—	(6)	—	(177)
Depreciation provided during the year	(11,322)	(38)	(948)	(59)	(12,367)

At December 31, 2020 and January 1, 2021,net of accumulated depreciation	115,678	1,368	1,015	149	118,210

Additions	19,206	1,112	1,350	295	21,963
Transfer from investment properties (Note 17)	—	4	—	—	4
Transfer to property, plant and equipment (Note 16)	(809)	—	—	—	(809)
Disposals	(58)	(13)	(24)	(9)	(104)
Depreciation provided during the year	(11,206)	(259)	(834)	(90)	(12,389)

At December 31, 2021	122,811	2,212	1,507	345	126,875

F-6
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

18	Leases (continued)

The Group as a lessee (continued)

(b)	Lease liabilities
The carrying amount of lease liabilities and the movements during the year are as follows:

	2021	2020
	RMB million	RMB million
Carrying amount at January 1	96,251	110,275
New leases	18,202	7,191
Other addition	486	—
Effect of foreign exchange	(738)	(2,768)
COVID-19-related rent concessions from lessors	—	(3)
Accretion of interest recognised during the year	3,113	3,655
Payments	(18,838)	(22,099)

Carrying amount at December 31,	98,476	96,251

Analysed into:
Current portion	16,350	14,073
Non-current portion	82,126	82,178

The maturity analysis of lease liabilities is disclosed in Note 48 to the consolidated financial statements.

(c)	The amounts recognised in profit or loss in relation to leases are as follows:

	2021	2020
	RMB million	RMB million
Interest on lease liabilities (Note 12)	3,113	3,655
Depreciation charge of right-of-use assets (Note 7)	12,389	12,367
COVID-19-related rent concessions from lessors	—	(3)
Low value and short-term lease rental	383	358

Total amount recognised in profit or loss	15,885	16,377

(d)	The Group has no significant lease contracts that include extension and termination options or contain variable payments.

(e)	The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 43(d) and 44, respectively, to the consolidated financial statements.

F-6
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

18	Leases (continued)

The Group as a lessor
The Group leases its certain investment properties and buildings in the PRC under operating lease arrangements, with leases negotiated for terms ranging from one to thirteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the year was RMB240 million (2020: RMB257 million; 2019: RMB190 million), details of which are included in Note 5 to the consolidated financial statements.
At December 31, 2021, the undiscounted lease payments receivable by the Group in future periods under non-cancellable
operating leases with its tenants are as follows:

	2021	2020
	RMB million	RMB million
Within one year	135	150
After one year but within two years	74	141
After two years but within three years	69	135
After three years but within four years	57	134
After four years but within five years	53	114
After five years	254	197

	642	871

F-6
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

19	Intangible assets

	Goodwill (Note (a))	Others	Total
	RMB million	RMB million	RMB million
Cost at January 1, 2021, net of accumulated amortization	11,270	448	11,718
Additions	—	191	191
Transfer from construction in process	—	14	14
Amortization provided during the year	—	(210)	(210)

At December 31, 2021	11,270	443	11,713

At December 31, 2021:
Cost	11,270	1,765	12,937
Accumulated amortisation	—	(1,322)	(1,224)
Net carrying amount	11,270	443	11,713

	Goodwill	Others	Total
	RMB million	RMB million	RMB million
Cost at January 1, 2020, net of accumulated amortization	11,270	428	11,698
Additions	—	263	263
Transfer from construction in process	—	1	1
Disposal	—	(5)	(5)
Amortization provided during the year	—	(239)	(239)

At December 31, 2020	11,270	448	11,718

At December 31, 2020:
Cost	11,270	1,462	12,732
Accumulated amortisation	—	(1,014)	(1,014)

Net carrying amount	11,270	448	11,718

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

The recoverable amount of the CGU has been determined based on a value-in-use
calculation using cash flow projections based on a financial budget approved by senior management covering a five-year period. The revenue growth rates of the five-year period are ranging from 10%~47%. The long-term growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 2.5%, which does not exceed the long-term average growth rate for the business in which the CGU operates. The gross margin rates are ranging from 3%~16%. The pre-tax
discount rate applied to the
pre-tax
cash flow projections is 10.6%. No impairment for the goodwill was required based on the value-in-use
calculation as at the reporting date.
In 2020, the discount rate after tax applied to the post-tax cash flow projections is 9.5%. The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the fiveyear period is 2.60%, which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date in 2020.

F-6
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

20	Advanced payments on acquisition of aircraft

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Advanced payments on acquisition of aircraft	12,165	17,240

Included in the Group’s balance as at December 31, 2021, the amounts of accumulated interest capitalised are approximately RMB1,213 million
During the year, the Group changed the introduction pattern of some aircraft and received RMB8,092 million from novation of purchase rights.

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

21	Subsidiaries
The Group’s principal subsidiaries at December 31, 2021 and 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The place of incorporation or registration is also their principal place of business.

Company name	Place and date of incorporation/ registration and kind of legal entity	Principle activities	Issued ordinary/ registered share capital	Ownership interest held by the group		Ownership interest held by non-controlling interests
			million	2021	2020	2021	2020

China Eastern Airlines Jiangsu Co., Ltd. (“CEA Jiangsu”)	PRC/Mainland China, April 7, 1993, limited liability company	Provision of airline services	RMB2,000	62.56%	62.56%	37.44%	37.44%
China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”)	PRC/Mainland China, August 16, 2002, limited liability company	Provision of airline services	RMB1,750	60%	60%	40%	40%
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	PRC/Mainland China, December 18, 1995, limited liability company	Provision of flight training services	RMB694	100%	100%	—	—
Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	PRC/Mainland China, March 16, 2010, limited liability company	Provision of airline services	RMB500	100%	100%	—	—
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	PRC/Mainland China, November 19, 2014, limited liability company	Provision of airline maintenance services	RMB4,300	100%	100%	—	—
One two three Airlines Co., Ltd. (“OTT Airlines”) (Originally named Eastern Business Airlines Co., Ltd.)	PRC /Mainland China, September 27, 2008, limited liability company	Provision of business aviation services	RMB1,500	100%	100%	—	—
China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”) (Note(b))	PRC /Mainland China, July 27, 2010, limited liability company	Provision of airline services	RMB3,662	65%	90.36%	35%	9.64%
Eastern Air Overseas (Hong Kong) Co., Ltd. (“Eastern Air Overseas”)	Hong Kong , June 10, 2011, limited liability company	Provision of import and export, investment, leasing and consultation services	HKD280	100%	100%	—	—
China United Airlines Co., Ltd. (“China United Airlines”)	PRC /Mainland China, September 21, 1984, limited liability company	Provision of airline services	RMB1,320	100%	100%	—	—
China Eastern Airlines Application Development Center Co., Ltd. (“Application Development Center”)	PRC /Mainland China, November 21, 2011 , limited liability company	Provision of research and development of technology and products in the field of aviation	RMB498	100%	100%	—	—
China Eastern Airlines E-Commerce Co., Ltd. (“Eastern E-Commerce”)	PRC /Mainland China, December 1, 2014, limited liability company	E-commerce platform and ticket agent	RMB100	100%	100%	—	—

F-
69

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

21	Subsidiaries (continued)

(a)	Non-controlling interests
Details of the Group’s subsidiaries that have material
non-controlling
interests are set out below:

	December 31, 2021	December 31,2020
Percentage of equity interest held by non-controlling interests:
CEA Jiangsu	37.44%	37.44%
CEA Yunnan (Note (b))	35.00%	9.64%
CEA Wuhan	40.00%	40.00%

	December 31, 2021	December 31,2020
	RMB million	RMB million
Loss for the year allocated to non-controlling interests:
CEA Jiangsu	(612)	(435)
CEA Yunnan	(348)	(73)
CEA Wuhan	(127)	(207)

Accumulated balances of non-controlling interests at the reporting date:
CEA Jiangsu	395	1,010
CEA Yunnan	2,000	631
CEA Wuhan	1,160	1,299

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

December 31, 2021	CEA Jiangsu	CEA Yunnan	CEA Wuhan
	RMB million	RMB million	RMB million
Revenue	5,157	6,595	2,813
Total expenses	(6,792)	(7,616)	(3,131)
Loss for the year	(1,635)	(1,021)	(318)
Total comprehensive income for the year	(1,642)	(1,021)	(341)

Current assets	384	467	158
Non-current assets	14,006	17,164	6,938
Current liabilities	6,146	5,622	2,091
Non-current liabilities	7,189	5,461	2,098

Net cash flows from operating activities	1,155	1,585	637
Net cash flows generated from /(used in) investing activities	591	(309)	(156)
Net cash flows used in financing activities	(1,754)	(1,275)	(481)
Effect of foreign exchange rate changes, net	—	—	—

Net decrease in cash and cash equivalents	(8)	1	—

F-7
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

21	Subsidiaries (continued)

(a)	Non-controlling interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: (continued)

December 31, 2020	CEA Jiangsu	CEA Yunnan	CEA Wuhan
	RMB million	RMB million	RMB million
Revenue	4,550	6,048	1,650
Total expenses	(5,713)	(6,809)	(2,167)
Loss for the year	(1,163)	(761)	(517)
Total comprehensive loss for the year	(1,164)	(761)	(532)

Current assets	477	290	97
Non-current assets	12,724	17,999	7,590
Current liabilities	(4,109)	(5,219)	(1,998)
Non-current liabilities	(6,395)	(6,528)	(2,441)

Net cash flows from operating activities	1,833	3,232	642
Net cash flows used in investing activities	(331)	(534)	(99)
Net cash flows used in financing activities	(1,556)	(2,698)	(543)
Effect of foreign exchange rate changes, net	—	—	—

Net decrease in cash and cash equivalents	(55)	—	—

(b)	Transaction with non-controlling interests

2021
RMB million
Carrying amount of non-controlling interests disposed	1,717
Consideration paid by non-controlling interests	1,028

Deficit of consideration received recognised in the transactions with non-controlling interests reserve within equity	689

There were no transactions with
non-controlling
interests in 2020 and 2019.
CEA Yunnan was jointly invested by the Company and Yunnan Provincial People’s Government (“SASAC”) in 2010. According to the joint venture agreement and the articles of association, SASAC shall contribute 35% of the registered capital in cash and land use right of Kunming Airport. Before 2021, although SASAC was not able to transfer the land use right to CEA Yunnan for lacking administration approval, CEA Yunnan has operated on the land since 2010.
From January to February 2021, SASAC settled capital contributions to the subsidiary of the Company CEA Yunnan of which 283 million in cash and 744 million in the fair value of the land use right based on valuation results. Upon completion of the capital contributions, the Company and SASAC owns 65% and 35% respectively for profit/loss sharing and shareholders voting rights of CEA Yunnan. According to the supplementary shareholder agreement between the Company and SASAC signed on January 2021, from the incorporation date of CEA Yunan to the completion of capital contribution by SASAC on January 31, 2021, the undistributed profit of CEA Yunnan shall be allocated based on the proportion of 72.74% to the Company and 27.26% to SASAC. This is treated as the transaction with non-controlling
shareholder of the subsidiary and RMB689 million was recorded in reserve (Note 42).

F-7
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

22	Investment in associate

	2021	2020
	RMB million	RMB million
Share of net assets	1,777	1,793

The movements in investments in associates were as follows:

	2021	2020
	RMB million	RMB million
At January 1	1,793	1,977
Additions	140	—
Share of results of associates	(97)	(82)
Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate	(7)	2
Dividend declared during the year	(21)	(104)
Disposal of associates	(31)	—

At December 31	1,777	1,793

F-7
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

22	Investment in associate (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
Company name		2021 Million	2020 Million	2021	2020

Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	PRC/Mainland China December 6, 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China November 17, 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) (note)	PRC/Mainland China March 28, 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related component maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China November 17, 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	PRC/Mainland China June 9, 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and purchase of spare parts
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”	PRC/Mainland China March 4, 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	PRC/Mainland China September 27, 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”)	PRC/Mainland China August 29, 1992	RMB143	RMB143	35%	35%	Tour operations, travel and air ticketing agency and transportation
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

F-7
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

22	Investment in associate (continued)

The following table illustrates the aggregate financial information of the Group’s associates that were not individually material:

	2021	2020
	RMB million	RMB million
Share of the associates’ loss for the year	(97)	(82)
Share of the associates’ other comprehensive income	(7)	2

Share of the associates’ total comprehensive income	(104)	(80)
Aggregate carrying amount of the Group’s interests in the associates	1,777	1,793

23	Investments in joint ventures

	2021	2020
	RMB million	RMB million
Share of net assets	484	594

The movements in investments in joint ventures were as follows:

	2021	2020
	RMB million	RMB million
At January 1	594	627
Share of results	(44)	(13)
Dividend declared during the year	(12)	(20)
Disposal of joint ventures	(54)	—

At December 31	484	594

F-7
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

23	Investments in joint ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2021 Million	2020 Million	2021	2020
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) (note)	PRC/Mainland China September 28, 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	PRC/Mainland China December 28, 1995	USD2	USD2	—	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	PRC/Mainland China May 21, 1999	RMB10	RMB10	41%	41%	Provision of computer system development and maintenance services
CAE Melbourne Flight Training Pty Ltd. (“CAE Melbourne”)	Australia March 9, 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	PRC/Mainland China April 9, 2003	RMB30	RMB30	—	50%	Provision of equipment Maintenance services
Xi’an CEA SAFRAN Landing Systems Services Co., Ltd. (“XIESA”)	PRC/Mainland China July 12, 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related component maintenance services
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
The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material:

	2021	2020
	RMB million	RMB million
Share of the joint ventures’ (loss)/profit and total comprehensive income for the year	(44)	(13)

Aggregate carrying amount of the Group’s interests in the joint ventures	484	594

F-7
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

24	Equity investments designated at fair value through other comprehensive income

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Listed equity investment, at fair value
TravelSky Technology Limited	237	457

Unlisted equity investments, at fair value
Aviation Data Communication Corporation Limited	137	182
Sichuan Airlines Corporation Limited	34	194
Others	49	162

	220	538

	457	995

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.
Amounts recognised in profit or loss and other comprehensive income:

	2021	2020
	RMB million	RMB million
Losses recognised in other comprehensive income, net of tax	247	209

Dividends from equity investments held at FVOCI recognised in profit or loss in other income	3	12

F-7
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

25	Derivative financial instruments

	Assets		Liability
	2021 RMB million	2020 RMB million	2021 RMB million	2020 RMB million
Fuel forward contracts	—	399	—	1
Interest rate swaps	—	—	46	140

Total	—	399	46	141

Less: current portion
— Fuel forward contracts	—	362	—	1
— Interest rate swaps	—	—	1	2

Current portion	—	362	1	3

Non-current portion	—	37	45	138

Cash flow hedge — Fuel price risk
The Group entered into fuel forward contracts to mitigate its jet fuel price risk. The fuel forward contracts had been designated as cash flow hedge of the Group’s highly probable forecast fuel purchase transactions. As at December 31, 2021, there were no outstanding fuel forward contracts (December 31, 2020: outstanding notional principal amounted to USD252 million).
Cash flow hedge — Interest rate risk
The Group entered into interest rate swap contracts to mitigate its interest rate risk. The interest rate swap contracts had been designated as cash flow hedge against the variability in market interest rates of lease liabilities. As at December 31, 2021, the notional principal of the outstanding interest rate swap contracts amounted to USD495 million (December 31, 2020: USD690 million). These contracts would expire between 2022 and 2025.

F-7
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

26	Other non-current assets

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Deposits relating to aircraft held under leases	140	143
Deferred pilot recruitment costs	2,088	2,100
Rebate receivables on aircraft acquisitions	1,134	1,264
Prepayment for acquisition of property, plant and equipment	286	1,055
Others	821	783

	4,469	5,345

27	Deferred tax assets and liabilities
Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Deferred tax assets:	9,580	5,011
Deferred tax liabilities	—	(13)

Net deferred income tax assets	9,580	4,998

Movements in the net deferred tax assets were as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
At January 1	4,998	831
Credited to profit or loss (Note 13)	4,372	4,149
Charged to other comprehensive income	210	18

At December 31	9,580	4,998

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

27	Deferred tax assets and liabilities (continued)

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Deferred tax assets:
Provision for lease return costs for aircraft and engines	1,190	1,109
Lease liabilities/right-of-use assets	—	94
Impairment provision for flight equipment spare parts	65	61
Impairment provision for receivables	84	80
Impairment provision for property, plant and equipment	61	115
Derivative financial instruments	12	36
Financial asset at fair value through profit or loss	10	7
Other payables and accruals	65	70
Government grants related to assets	22	29
Loss available for offsetting against future taxable profits	8,323	3,699
Safety equipment tax credit	41	10
Aged payables	—	1

	9,873	5,311

Deferred tax liabilities:
Lease liabilities/right-of-use assets	(214)	—
Equity investments designated at fair value through other comprehensive income	(79)	(213)
Derivative financial instruments	—	(100)

	(293)	(313)

	9,580	4,998

F-
79

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

27	Deferred tax assets and liabilities (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

	At January 1, 2021	(Charged) / credited to profit or loss	(Charged) / credited to other comprehensive income	At December 31, 2021
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2021
Provision for lease return costs for aircraft and engines	1,109	81	—	1,190
Lease liabilities/right-of-use assets	94	(94)	—	—
Impairment provision for flight equipment spare parts	61	4	—	65
Impairment provision for receivables	80	4	—	84
Impairment provision for property, plant and equipment	115	(54)	—	61
Derivative financial instruments	36	—	(24)	12
Financial asset at fair value through profit or loss	7	3	—	10
Other payables and accruals	70	(5)	—	65
Government grants related to assets	29	(7)	—	22
Loss available for offsetting against future taxable profits	3,699	4,624	—	8,323
Safety equipment tax credit	10	31	—	41
Aged payables	1	(1)	—	—

	5,311	4,586	(24)	9,873

Lease liabilities/right-of-use assets	—	(214)	—	(214)
Equity investments designated at fair value through other comprehensive income	(213)	—	134	(79)
Derivative financial instruments	(100)	—	100	—

	(313)	(214)	234	(293)

Net deferred tax assets	4,998	4,372	210	9,580

F-8
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

27	Deferred tax assets and liabilities (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows:

	At January 1, 202 0	(Charged) / credited to profit or loss	(Charged) / credited to other comprehensive income	At December 31, 2020
	RMB million	RMB million	RMB million	RMB million
For the year ended December 31, 2020
Provision for lease return costs for aircraft and engines	1,075	34	—	1,109
Lease liabilities/Right-of-use assets	—	94	—	94
Impairment provision for flight equipment spare parts	53	8	—	61
Impairment provision for receivables	76	4	—	80
Impairment provision for property, plant and equipment	101	14	—	115
Derivative financial instruments	6	—	30	36
Financial asset at fair value through profit or loss	—	7	—	7
Other payables and accruals	71	(1)	—	70
Government grants related to assets	35	(6)	—	29
Loss available for offsetting against future taxable profits	66	3,633	—	3,699
Safety equipment tax credit	—	10	—	10
Aged payables	1	—	—	1
	1,484	3,797	30	5,311

Lease liabilities/Right-of-use assets	(352)	352	—	—
Equity investments designated at fair value through other comprehensive income	(283)	—	70	(213)
Derivative financial instruments	(18)	—	(82)	(100)

	(653)	352	(12)	(313)

Net deferred tax assets	831	4,149	18	4,998

(a)
The temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, for which deferred tax has not been recognised in the periods presented, totalled RMB3,042 million (2020: RMB7,087 million).

F-8
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

27	Deferred tax assets and liabilities (continued)

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2021		2020
	Deferred taxation	Temporary differences	Deferred taxation	Temporary differences
	RMB million	RMB million	RMB million	RMB million
Tax losses carried forward	95	380	34	135
Other deductible temporary differences	8	33	8	35

Total unrecognised deferred tax assets	103	413	42	170

In accordance with the PRC tax law and relevant regulations, tax losses for the year 2020 can be carried forward for a period of eight years and other years’ tax losses can be carried forward for a period of five years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2022 and 2028
As at December 31, 2021, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. The Group has recognised deferred tax assets of RMB8,323 million (2020: RMB3,699 million) for tax losses of RMB34,065 million (2020: RMB15,175 million) and RMB1,550 million (2020: RMB1,612 million) for deductible temporary differences. For certain subsidiaries, as there are still uncertainties around the future operating results, such as market competition, management assessed that there are significant uncertainties that future taxable profits will be available for these subsidiaries and accordingly no deferred tax assets were recognised.

28	Flight equipment spare parts

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Flight equipment spare parts	2,059	2,299
Less: provision for spare parts	(260)	(245)

	1,799	2,054

Movements in the Group’s provision for impairment of flight equipment spare parts were as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
At January 1	245	325
Accrual	21	153
Amount written off in relation to disposal of spare parts	(6)	(233)

At December 31	260	245

F-8
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

29	Trade receivables
The credit terms given to trade customers are determined on an individual basis.

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Trade receivables	1,051	1,210
Less: impairment	(77)	(86)

	974	1,124

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within 90 days	919	1,054
91 to 180 days	39	46
181 to 365 days	9	8
Over 365 days	7	16

	974	1,124

Balances with related parties included in trade receivables are summarised in Note 45(c)(i).
The movements in the loss allowance for impairment of trade receivables are as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
At January 1	86	76
Impairment losses, net (Note 10)	3	15
Amount written off as uncollectible	(12)	(5)
At December 31	77	86

F-8
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

29	Trade receivables (continued)

The Group applies IFRS 9 simplified approach to measuring the expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.
Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:
As at December 31, 2021

		Past due
		Less than	90 to 365	Over
	Current	90 days	days	365 days	Total
Expected credit loss rate (%)	0.70	3.67	5.36	90.79	7.37
Gross carrying amount (RMB million)	925	40	10	76	1,051
Expected credit losses (RMB million)	6	1	1	69	77

As at December 31, 2020

		Past due
		Less than	90 to 365	Over
	Current	90 days	days	365 days	Total
Expected credit loss rate (%)	0.85	4.79	6.87	76.93	7.08
Gross carrying amount (RMB million)	1,063	42	9	96	1,210
Expected credit losses (RMB million)	9	1	1	75	86

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

30	Financial asset at fair value through profit or loss

	2021	2020
	RMB million	RMB million
Listed equity investment, at fair value:
Shanghai Pudong Development Bank Co., Ltd.	84	95

The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading.

	2021	2020
	RMB million	RMB million
Fair value losses on equity investments at FVPL recognised in other losses	(11)	(26)

F-8
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

31	Prepayments and other receivables

	2021	2020
	RMB million	RMB million
Value added tax recoverable	9,025	7,997
Value added tax refundable	323	174
Subsidy receivable	1,493	1,421
Prepaid corporate income tax	85	347
Advance to suppliers	158	121
Rebate receivables on aircraft acquisitions	299	90
Amounts due from related parties (Note 45(c)(i))	382	769
Deposits relating to aircraft held under leases	—	7
Other deposits	237	161
Others	381	380

	12,383	11,467
Provision for impairment of other receivables	(294)	(269)

	12,089	11,198

Set out below are the movements of loss allowances measured at
12-month
and lifetime expected credit losses for the financial assets included in other receivables.

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
As at January 1, 2021	36	122	111	269
Transferred — to stage 3	—	(71)	71	—
Transferred — to stage 2	(8)	8	—	—
Accrual	1	9	15	25

As at December 31, 2021	29	68	197	294

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
As at January 1, 2020	33	108	122	263
Transferred — to stage 2	(2)	2	—	—
Accrual	5	12	—	17
Write-off	—	—	(11)	(11)

As at December 31, 2020	36	122	111	269

F-8
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

32	Cash and cash equivalents and restricted cash

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Cash at bank and on hand	12,962	7,663
Less: restricted cash (a)	(12)	(12)

Cash and cash equivalents(b)	12,950	7,651

(a)	Details of restricted cash are as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Restricted bank deposits	12	12

(b)
At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB12,788 million (2020: RMB6,658 million). The RMB is not freely convertible into other currencies. However, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

33	Assets classified as held for sale
The Group entered into agreements with China Aviation Supplies Co., Ltd. to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB2 million (2020: RMB2 million) was recognised as assets classified as held for sale by the Group as at December 31, 2021, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

34	Trade payables and bills payable
An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within 90 days	2,338	2,868
91 to 180 days	6	35
181 to 365 days	16	109
1-2 years	15	111
Over 2 years	79	97

	2,454	3,220

Balances with related parties included in trade and bills payables are summarised in Note 45(c)(ii).
As at December 31, 2021, bills payable of the Group accounted to RMB748 million (2020: RMB610 million ).

F-8
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

35	Contract liabilities
The Group has recognised the following liabilities related to contracts with customers:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Sales in advance of carriage	2,128	2,155
Frequent flyer programme (Note 5)	1,492	1,781
Advances from customers	566	1,055

	4,186	4,991

Current portion	3,287	3,671
Non-current portion	899	1,320

36	Other payables and accruals

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Salaries, wages and benefits	2,757	3,806
Take-off and landing charges	2,150	2,330
Fuel cost	1,141	451
Expenses related to aircraft overhaul conducted	2,541	2,853
Duties and levies payable	1,739	1,353
Food and beverages	403	125
Payable for system services	1,060	1,643
Lease rentals	527	484
Other accrued operating expenses	426	567
Payable for purchase of property, plant and equipment	1,722	2,310
Pending output value added tax	216	250
Deposits received from ticket sales agents	375	420
Other deposit	540	529
Current portion of other long-term liabilities (Note 40)	293	235
Amounts due to related parties (Note 45(c)(ii))	213	398
Current portion of post-retirement benefit obligations (Note 39(b))	160	165
Others	2,482	3,700

Total	18,745	21,619

F-8
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

37	Borrowings

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Non-current:
Long-term bank borrowings
- secured (note (a))	16,401	8,638
- unsecured	11,750	4,526
Guaranteed bonds (note (b))	8,648	9,585
Unsecured bonds (note (b))	13,993	7,996

	50,792	30,745

Current :
Current portion of non-current borrowings
- secured (note (a))	1,910	1,498
- unsecured	211	28
Current portion of guaranteed bonds (note (b))	1,828	3,158
Current portion of unsecured bonds (note (b))	3,436	4,000
Short-term bank borrowings
- unsecured	37,614	21,966
Short-term debentures	—	26,500

	44,999	57,150

	95,791	87,895

The borrowings are repayable as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within one year	44,999	57,149
In the second year	14,080	5,936
Between third and fifth years, inclusive	15,900	17,680
After the fifth year	20,812	7,130

	95,791	87,895

Notes:
(a) As at December 31, 2021, the secured bank borrowings of the Group were secured by the related aircraft with a net carrying amount of RMB23,129 million (2020: RMB17,515 million) (Note 16).
(b) Detailed borrowings from banks are listed below:

	Issue date	Principal	Notes		Interest rate
Ten-year guaranteed bonds	2013/03/18	RMB4.8 billion	(i	)	5.05%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(ii	)	3.03%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(ii	)	3.30%
Three-year medium-term bonds	2019/03/05	RMB3 billion	(iii	)	3.70%
Five-year corporate bonds	2019/08/19	RMB3 billion	(iv	)	3.60%
Three-year corporate bonds	2019/12/06	KRW300 billion	(v	)	2.40%
Three-year corporate bonds	2020/04/24	RMB2 billion	(vi	)	2.39%
Ten-year corporate bonds	2021/03/11	RMB3 billion	(vii	)	3.95%
Six-year corporate bonds	2021/03/11	RMB6 billion	(viii	)	3.68%
Five-year credit enhanced bonds	2021/07/15	SGD0.5 billion	(ix	)	2.00%

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

37	Borrowings (continued)

(b) Detailed borrowings from banks are listed below: (continued)

(i)
On March 18, 2013
, the Company
issued
ten-year
guaranteed
bonds with a principal amount of RMB4.8 billion at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per
annum, which is payable annually. The principal of the bonds will mature and become repayable on March 18, 2023
. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45
(d)).

(ii)
On October 24, 2016
, the Company
issued
ten-year
corporate
bonds with a total principal amount of RMB3 billion, of which bonds of R
MB1.5 billion

bear interest at the rate of 3.03% per annum and the remaining bonds of R
MB1.5 billion bear interest at the rate
of 3.30%
per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on October 24, 2026
. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45
(d)).

(iii)
On March 5, 2019
, the Company
issued three-year medium-term
bonds with a principal amount of
RMB3 billion
, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum
, which is payable annually. The principal of the bonds will mature and become repayable on March 7, 2022
.

(iv)
On August 19, 2019
, the Company
issued five-year corporate
bonds with a total principal amount of
RMB3 billion
. The bonds bear interest at the rate
of 3.60% per
 annum, which is payable annually. The principal of the bonds will mature and become repayable on August 20, 2024
.

(v)
On December 6, 2019
, Eastern Air Overseas
issued three-year corporate
bonds with a principal amount
of KRW300 billion
, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum
, which is payable annually. The principal of the bonds will mature and become repayable on December 6, 2022
. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(vi)
On April 24, 2020
, the Company
issued three-year corporate
bonds with a total principal amount of
RMB2 billion
. The bonds bear interest at the rate
of 2.39% per annum
, which is payable annually. The principal of the bonds will mature and become repayable on April 28, 2023
.

(vii)
On March 11, 2021
, the Company
issued
ten-year
corporate

bonds with a principal amount of RMB3 billion. The bonds bear interest at the rate of 3.95% pe
r annum which is payable annually. The principle of the bonds will mature and become repayable on March 12, 2031
.

(viii)
On March 11, 2021
, the Company
issued
six-year
corporate
bonds with a principal amount of RMB6 billion. The bonds bear interest at the rate of 3.68% per
annum which is payable annually. The principle of the bonds will mature and become repayable on March 12, 2027
.

(ix)
On July 15, 2021
, Eastern Air Overseas issued five-year credit enhanced bonds with a principal amount of SGD0.5 billion. The bonds bear interest at the rate of 2.00% per annum which is payable semi-annually. The principle of the bonds will mature and become repayable on July 15, 2026
. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited Shanghai Municipal Branch.

F-
89

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

37	Borrowings (continued)

The terms of the long-term borrowings and bonds were summarised as follows:

	Interest rate and final maturities	December 31, 2021 RMB million	December 31, 2020 RMB million
Long-term bank borrowings
RMB denominated	Interest rates ranging from 2.40% to 4.15% with final maturities through 2045 (2020: 2.40% to 4.21%)	28,302	11,651
USD denominated	Interest rates ranging from 6-month LIBOR +0.70% to 6-month LIBOR +0.85% with final maturities through 2022 (2020: 6-month LIBOR +0.70% to 6-month LIBOR +0.85%)	13	375
EUR denominated	Interest rates at 3-month EURLIBOR +0.5% with final maturities through 2026 (2020: 3 months EURLIBOR +0.5%)	1,957	2,664

Guaranteed bonds
RMB denominated	Interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2020: 3.03% to 5.05%)	6,499	7,798
JPY denominated	Interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2020: 0.33% to 0.64%)	—	3,158
KRW denominated	Interest rate at 2.40% with final maturities through 2022 (2020: 2.40%)	1,606	1,787
SGD denominated	Interest rate at 2.00% with final maturities through 2026	2,371	—

Unsecured bonds
RMB denominated	Interest rates ranging from 2.39 % to 3.95% with final maturities through 2031 (2020: from 2.39% to 3.70%)	17,429	11,996

		58,177	39,429

Short-term borrowings of the Group are repayable within one year. As at December 31, 2021, the interest rates relating to such borrowings were 2.00% to 3.00% (2020: 1.21% to 3.30%) per annum.

F-9
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

38	Provision for lease return costs for aircraft and engines

	2021 RMB million	2020 RMB million
At January 1	6,990	7,178
Accrual	373	283
Utilisation	(93)	(471)

At December 31	7,270	6,990
Less: current portion	—	(24)

Non-current portion	7,270	6,966

39	Post-retirement benefit obligations

(a)	Pension — defined contribution
The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. Therefore, the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. In addition, the group companies have implemented an additional defined contribution retirement pension scheme for eligible employees since 2014.
As at December 31, 2021 and December 31, 2020, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes.

(b)	Post-retirement benefits
In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate, annual increase rate of post-retirement medical expenses and mortality rate.
The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners
The most recent actuarial valuation of the post-retirement benefit obligations was carried out at December 31, 2021 with assistance from a third-party consultant using the projected unit credit actuarial valuation method.
The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows:

	2021 RMB million	2020 RMB million
Post-retirement benefit obligations	2,527	2,538
Less: current portion	(160)	(165)

Non-current portion	2,367	2,373

F-9
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

39	Post-retirement benefit obligations (continued)

(b)	Post-retirement benefits (continued)

The principal actuarial assumptions utilised as at the end of the reporting period are as follows:

	2021	2020
Discount rates for post-retirement benefits	2.85%	3.40%
Mortality rate	China Insurance Life Mortality Table (2010-2013). CL5 for Male and CL6 for Female	China Insurance Life Mortality Table (2010-2013). CL5 for Male and CL6 for Female
Annual increase rate of post-retirement medical expenses	6.50%	6.50%
Inflation rate of pension benefits	2.50%	2.50%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligations RMB million
2021
Discount rate for post-retirement benefits	0.25	(66)	0.25	69
Annual increase rate of pension benefits	1.00	246	1.00	(211)
Annual increase rate of medical expenses	1.00	37	1.00	(31)

2020
Discount rate for post-retirement benefits	0.25	(78)	0.25	81
Annual increase rate of pension benefits	1.00	244	1.00	(208)
Annual increase rate of medical expenses	1.00	43	1.00	(36)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.
Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2021 RMB million	2020 RMB million
Within the next 12 months	161	165
Between 2 and 5 years	635	660
Between 6 and 10 years	757	805
Over 10 years	1,998	2,449

Total expected payments	3,551	4,079

The average duration of the post-retirement benefit obligations at the end of 2021 was 11 years (2020: 13 years).

F-9
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

39	Post-retirement benefit obligations (continued)

(b)	Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:
2021

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income
	January 1, 2021	Service cost	Net interest	Sub- total included in profit or loss	Actuarial changes arising from changes in financial assumptions	Actuarial changes arising from changes in demographic assumptions	Experience adjustments	Sub-total included in other compreh- ensive income	Benefit settled	December 31, 2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Defined benefit obligations/ benefit liability	2,538	—	83	83	140	—	(56)	84	(178)	2,527

2020

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income
	January 1, 2020	Service cost	Net interest	Sub- total included in profit or loss	Actuarial changes arising from changes in financial assumptions	Actuarial changes arising from changes in demographic assumptions	Experience adjustments	Sub-total included in other compreh- ensive income	Benefit settled	December 31, 2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Defined benefit obligations/ benefit liability	2,584	—	85	85	—	—	61	61	(192)	2,538

F-9
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

40	Other long-term liabilities

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Long-term duties and levies payable relating to finance leases	908	1,159
Deferred gains relating to government grants	91	121
Provision for early retirement benefit obligations and other benefit obligations	315	251
Other long-term payables	1,227	659

	2,541	2,190

Less: current portion included in other payables and accruals (Note 36)	(293)	(235)
Non-current portion	2,248	1,955

41	Share capital

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each
A shares listed on the Shanghai Stock Exchange (“A Shares”)	13,697	11,202
— Tradable shares with trading moratorium	3,889	1,394
— Tradable shares without trading moratorium	9,808	9,808
H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”)	5,177	5,177
— Tradable shares with trading moratorium	518	518
— Tradable shares without trading moratorium	4,659	4,659

Total	18,874	16,379

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.
According to the approval of the China Securities Regulatory Commission, the Company completed the non-public
issuance of 2,495
million A shares to
CEA Holding on October 27, 2021
,

raising a total of RMB
10,820
million in net funds.

F-9
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

42	Reserves

	Share premium	Capital reserve (note (a))	Hedging reserve	Statutory reserve (note (b))	Other reserves	Retained earnings/ (accumulated losses)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at January 1, 2020	37,070	(767)	24	782	(2,362)	17,882	52,629

Unrealised gains on cash flow hedges	—	—	158	—	—	—	158
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	(203)	—	(203)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	2	—	2
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(61)	—	(61)
Loss for the year	—	—	—	—	—	(11,836)	(11,836)
Final 2019 dividend	—	—	—	—	—	(819)	(819)

At December 31, 2020	37,070	(767)	182	782	(2,624)	5,227	39,870

Balance at January 1, 2021	37,070	(767)	182	782	(2,624)	5,227	39,870

Unrealised gains on cash flow hedges	—	—	(228)	—	—	—	(228)
Fair value movements in equity investments designated at fair value through other comprehensive income	—	—	—	—	(237)	—	(237)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	—	—	—	—	(7)	—	(7)
Actuarial gains on post-retirement benefit obligations	—	—	—	—	(79)	—	(79)
Loss for the year	—	—	—	—	—	(12,214)	(12,214)
Issue of ordinary shares, net of transaction costs and tax	8,325	—	—	—	—	—	8,325
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	—	(157)	157	—
Transactions with non-controlling interests (Note 21(b))	(689)	—	—	—	—	—	(689)

At December 31, 2021	44,706	(767)	(46)	782	(3,104)	(6,830)	34,741

Notes:

(a)	Capital reserve
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

F-9
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

43	Notes to the consolidated statement of cash flows

(a)	Cash generated from operations

	2021	2020	2019
	RMB million	RMB million	RMB million
(Loss)/profit before income tax	(17,513)	(16,488)	4,299
Adjustments for:
Depreciation of property, plant and equipment	9,490	9,067	9,078
Depreciation of right-of-use assets	12,389	12,367	12,298
Depreciation of investment properties	10	12	25
Amortisation of intangible assets	210	239	143
Amortisation of other non-current assets	619	570	536
Gain on disposal of property, plant and equipment and right-of-use assets	(719)	(17)	(22)
Gain on disposal of an investment in subsidiaries, associates and joint ventures	(142)	—	(64)
Dividend income from equity investments at fair value through other comprehensive income	(3)	(12)	(19)
Dividend income from a financial asset at fair value through profit or loss	(5)	(6)	(3)
Share of results of associates	97	82	(265)
Share of results of joint ventures	44	13	(17)
Net foreign exchange (gains)/loss	(1,506)	(2,746)	890
Fair value losses/(gains), net:
Financial asset at fair value through profit or loss	11	26	(25)
COVID-19-related rent concessions from lessors	—	(3)	—
Impairment charges	22	184	4
Impairment losses on financial assets, net	28	32	16
Interest expense	5,812	5,214	5,169

Operating profit before working capital changes	8,844	8,534	32,043

Changes in working capital
Flight equipment spare parts	240	200	(457)
Trade receivables	159	593	(275)
Prepayments and other receivables	(916)	2,893	(2,336)
Contract liabilities	(805)	(6,686)	1,281
Restricted bank deposits	—	(6)	9
Trade and bills payables	(766)	(657)	(163)
Other payables and accruals	(1,686)	(983)	1,459
Other long-term liabilities	489	(2,174)	(1,916)
Post-retirement benefit obligations	(11)	(46)	(125)
Provision for lease return costs for aircraft and engines	280	(188)	617

Cash generated from operations	5,828	1,480	30,137

F-9
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

43	Notes to the consolidated statement of cash flows (continued)

(b)	Major non-cash transactions

	2021	2020
	RMB million	RMB million
Additions to right-of-use assets and reserve (Note 21(b))	744	—
Additions to right-of-use assets and lease liabilities	18,202	7,191

(c)	Changes in liabilities arising from financing activities

	Bank and other loans	Lease liabilities
	RMB million	RMB million
At January 1, 2019	55,126	109,306
Changes from financing cash flows	(3,427)	(23,895)
Foreign exchange movement	138	851
Disposal of a subsidiary	—	(10)
New leases	—	24,023

At December 31, 2019	51,837	110,275

At January 1, 2020	51,837	110,275
Changes from financing cash flows	36,173	(18,444)
COVID-19-related rent concessions from lessors	—	(3)
Foreign exchange movement	(115)	(2,768)
New leases	—	7,191

At December 31, 2020	87,895	96,251

At January 1, 2021	87,895	96,251
Changes from financing cash flows	7,778	(15,725)
COVID-19-related rent concessions from lessors	—	—
Other addition	702	486
Foreign exchange movement	(584)	(738)
New leases	—	18,202

At December 31, 2021	95,791	98,476

(d)	Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

	2021	2020	2019
	RMB million	RMB million	RMB million

Within operating activities	(383)	(358)	(631)
Within investing activities	(1,516)	(1,183)	(1,449)
Within financing activities	(18,838)	(22,099)	(27,789)

F-9
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

44	Commitments

(a)	The Group had the following capital commitments at the end of the reporting period:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Contracted for:
— Aircraft, engines and flight equipment (note i)	24,922	37,277
— Other property, plant and equipment	2,980	3,646
— Investments	2,163	1,335

	30,065	42,258

Note:

(i)
Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within one year	9,530	13,542
In the second year	8,018	13,692
In the third year	7,374	7,109
Over three years	—	2,934

	24,922	37,277

The above capital commitments represent the future outflows of cash or other resources.

(ii)
On March 11, 2019, the Civil Aviation Administration of China ordered all domestic airlines to ground all
737MAX-8
aircraft. The Group has certain
737MAX-8
aircraft on order as at December 31, 2021 and has not taken delivery of any
737MAX-8
aircraft since the grounding.

In 2021, certain progress was reached in our follow-on negotiations with Boeing for the B737 MAX fleet. Any cash received will be accounted for as an adjustment to the purchase price of current and future deliveries and will flow through consolidated statement of operations as reduced depreciation expense over the life of the aircraft, and as cash proceeds from investing activities on the consolidated statement of cash flow.

(b)
The Group has various lease contracts that have not yet commenced as at December 31, 2021. The future lease payments for these non-cancellable
lease contracts are RMB283 million (2020: RMB62 million) due within one year, RMB2,006 million (2020: RMB123million) due in the second to fifth years and RMB3,730 million due over five years (2020: nil)

(c)	As at December 31, 2021, lease commitments for short-term leases amounted to RMB59 million (2020: RMB130 million).

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

45	Related party transactions
The Group is controlled by CEA Holding, which directly owns 40.10% of the Company’s shares as at December 31, 2021 (December 31, 2020: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 13.91% and 2.42% respectively as at December 31, 2021 (December 31, 2020: 16.03% and 2.79%).
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

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company
China Eastern Air Catering Investment Co., Limited and its subsidiaries	Associate of the Company
(“Eastern Air Catering”)
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A key management personnel of the Company is a director of Travelsky
Sichuan Airlines Co.,Ltd. (“Sichuan Air”)	A key management personnel of the Company is a director of Sichuan Air
Air France-KLM Group (“AFK”)	A key management personnel of the Company is a director of AFK
Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”)	Shareholder who hold more than 5% of the company’s voting shares

F-
99

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(b)	Related party transactions

		Pricing policy
		and decision		2021	2020	2019
Nature of transaction	Related party	process		RMB million	RMB million	RMB million
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i	)	1,636	812	1,471
	Eastern Import & Export	(i	)	62	50	56
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i	)	135	132	142
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i	)	973	1,180	1,762
	Technologies Aerospace	(i	)	179	184	221
	Wheels & Brakes	(i	)	—	45	144
	Shanghai Hute	(i	)	—	116	88
	XIESA	(i	)	—	67	2
Payments on cabin cleaning services	Eastern Advertising	(i	)	3	9	22
Advertising expense*	Eastern Advertising	(i	)	25	26	29
Payments on system services	China Kaiya	(i	)	16	18	16
Equipment maintenance fee*	Collins Aviation	(i	)	36	33	45
	CEA Development	(i	)	48	81	98
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i	)	2	4	13
Property management and green maintenance expenses*	CEA Development	(i	)	185	195	205
Payments on hotel accommodation service*	CEA Development	(i	)	120	122	134
	Shanghai Airlines Tours	(i	)	40	10	23
Payments on construction and management agent*	Eastern Investment	(i	)	14	13	14
Payments on logistics services	Eastern Import & Export	(i	)	—	—	49
	Eastern Logistics	(i	)	103	115	53
Civil aviation information network services**	TravelSky	(i	)	230	552	753

F-10
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(b)	Related party transactions (continued)

		Pricing policy
		and decision		2021	2020	2019
Nature of transaction	Related party	process		RMB million	RMB million	RMB million
Purchase of goods and services (continued)
Flight equipment spare parts maintenance**	CASC	(i	)	—	107	143
Flight training fee	CAE Melbourne	(i	)	—	41	70
Payments on aviation transportation cooperation and support services**	AFK	(i	)	65	221	537
Payments on aviation transportation cooperation services	Juneyao Air	(i	)	4	2	2
Flight equipment spare parts maintenance and support services	AFK	(i	)	22	10	19
Bellyhold space operation cost*	Eastern Logistics	(i	)	—	—	310
Transfer of pilots	Eastern Logistics	(i	)	—	—	11
Cargo terminal business support services*	Eastern Logistics	(i	)	369	286	481
Bellyhold container management	Eastern Logistics	(i	)	13	13	13
Provision of services
Contractual revenue from bellyhold space* (note)	Eastern Logistics	(i	)	—	—	3,826
Exclusive operation transportation in relation to the passenger aircraft cargo business* (note)	Eastern Logistics	(i	)	8,309	4,895	—
Freight logistics support services*	Eastern Logistics	(i	)	192	185	135
Software system and support services	Eastern Logistics	(i	)	14	5	4
Transfer of pilots	Eastern Logistics	(i	)	29	—	—
Media royalty fee	Eastern Advertising	(i	)	14	14	15
Aviation transportation cooperation and support services**	AFK	(i	)	14	105	593
Aviation transportation cooperation services	Juneyao Air	(i	)	16	14	11
Transfer of pilots	Juneyao Air	(i	)	4	22	—

F-10
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(b)	Related party transactions (continued)

		Pricing policy
		and decision	2021	2020	2019
Nature of transaction	Related party	process	RMB million	RMB million	RMB million
Provision of services (continued)
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	24	35	41
Aviation transportation cooperation services	Sichuan Air	(i)	10	—	—
	Eastern Investment	(i)	3	—	—
Sale of Goods	Eastern Air Catering	(ii)	48	—	—
Rental income
Rental income for land and buildings under short-term leases*	Eastern Air Catering	(ii)	48	15	—
	Sichuan Air	(ii)	9	—	—
	CEA Development	(ii)	5	—	—
	Juneyao Air	(ii)	4	—	—
	Eastern Import & Export	(ii)	3	—	—
Rental income for Intangible assets	Eastern Logistics	(ii)	5	—	—
Rental income for cargo terminal*	Eastern Logistics	(ii)	81	—	—
Lease Payments
Lease payments for land and buildings*	CEA Holding	(ii)	7	36	40
	Eastern Investment	(ii)	210	98	83
	Eastern Air Catering	(ii)	2	—	—
Settlements of lease liabilities on aircraft and engines	CES Lease Company	(ii)	7,245	6,667	5,779
Lease payments for special vehicle and equipment*	CEA Development	(ii)	83	37	21

In 2021, the additional amount of right-of-use assets for the newly-introduced aircraft and engines from CES Lease Company was RMB11,061 million; the additional amount of right-of-use assets for the newly-leased land and buildings from Eastern Investment was RMB302 million; the additional amount of right-of-use assets for the newly-leased special vehicle and equipment from CEA Development was RMB195 million.

In 2021, the interest amounts on lease liabilities due to CES Lease Company was RMB1,311 million; the interest amounts on lease liabilities due to Eastern Investment was RMB31 million; the interest amounts on lease liabilities due to CEA Development was RMB9 million. As at December 31, 2021, the lease liability due to CEA Development, Eastern Investment and Eastern Air Catering were RMB323 mi
l
lion, RMB255 million and RMB2 million, respectively.

Interest expense
Interest expense on loans	CEA Holding	(iii)	41	32	27
	Eastern Air Finance Company	(iii)	21	5	5
Interest income
Interest income on loans	CAE Melbourne	(iii)	—	1	—
Interest income on deposits	Eastern Air Finance Company	(iii)	20	24	15

F-10
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(b)	Related party transactions (continued)

		Pricing policy
		and decision		2021	2020	2019
Nature of transaction	Related party	process		RMB million	RMB million	RMB million
Gains on disposal of equity
Dispose 100% equity of China Eastern Airlines Grand Hotel Co., Ltd.	Sichuan Air	(i	)	97	—	—
Dispose 49% equity of Yunnan Civil Aviation Kaiya Information Co., Ltd.	TravelSky	(i	)	8	—	—
Dispose 27.5% equity of Beijing Xinghang Aviation Property Co., Ltd.	Eastern Investment	(i	)	29	—	—
Catering trolleys and aircraft on-board supplies	Eastern Air Catering	(i	)	123	—	—
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
immense impact on the aviation industry, in order to further clarify the passenger aircraft cargo business’s related business scope and pricing methods under unconventional circumstances such as
“passenger-to-cargo
conversion”, and taking into account certain limitations of adopting an evaluation-based pricing mechanism in the original passenger aircraft bellyhold space contractual operation transactions, the Company and China Cargo Airlines have negotiated and agreed to adjust and optimise the passenger aircraft cargo business’s scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the original passenger aircraft bellyhold space contractual operation proposal to an exclusive operation proposal for passenger aircraft cargo business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Group’s passenger aircraft cargo business. The exclusive operation agreement was entered into by both parties on September 29, 2020 which was deemed to have become effective on January 1, 2020.

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties

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
During the year ended December 31, 2021,2020 and 2019, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

F-10
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Trade receivables
Eastern Logistics	497	630
Juneyao Air	5	8
Eastern Air Catering	17	—
Others	2	4

	521	642

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Prepayments and other receivables
Eastern Import & Export	134	158
Technologies Aerospace	6	6
Eastern Air Catering	55	36
Eastern Advertising	—	1
CEA Development	1	11
CEA Holding	10	228
CASC	—	13
TravelSky	42	49
Juneyao Air	5	4
Eastern Air Finance Company	120	240
Others	9	22

	382	768

(ii) Amounts due to related parties
	December 31, 2021	December 31, 2020
	RMB million	RMB million
Trade and bills payables
Eastern Import & Export	472	363
Eastern Air Catering	583	266
Technologies Aerospace	59	95
CEA Development	81	96
Shanghai P&W	280	213
Collins Aviation	8	9
CEA Holding	23	28
CASC	—	27
Shanghai Hute	—	32
TravelSky	7	7
Wheels & Brakes	—	14
Shanghai Airlines Tours	—	1
Eastern Advertising	6	—
Eastern Investment	1	74
XIESA	—	32
Others	6	13

	1,526	1,270

F-10
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Other payables and accruals
Eastern Import & Export	—	37
Eastern Air Catering	1	2
CEA Holding	68	99
CEA Development	15	1
Eastern Investment	61	61
CES Lease Company	63	189
CASC	—	2
Others	5	7

	213	398

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Lease liabilities
CES Lease Company	46,251	42,168

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Other long-term liabilities
Eastern Air Catering	64	—

	64	—

Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

F-10
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

45	Related party transactions (continued)

(c)	Balances with related parties (continued)

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate for the year ended December 31,		December 31,	December 31,
	2021	2020	2021	2020
			RMB million	RMB million
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.23%	0.35%	12,269	5,474
Short-term borrowings (included in borrowings)
Eastern Air Finance Company	2.80%	2.80%	6,000	4,000
CEA Holding	2.80%	—	11,000	—
Eastern Investment	2.80%	—	7,700	—
Long-term borrowings (included in borrowings)
CEA Holding	—	3.86%	—	828
Loan to a joint venture
CAE Melbourne	8.00%	3.74%	6	11

(d)	Guarantees by the holding company
As at December 31, 2021, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (December 31, 2020: RMB7.8 billion).

(e)	Key management compensation
The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits were analysed as follows:

	2021	2020	2019
	RMB million	RMB million	RMB million
Other payables and accruals
Directors and supervisors	2	4	1
Senior management	1	1	8

	3	5	9

F-10
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

46	Financial instruments by category
The group holds the following financial instruments:

	Note	December 31, 2021	December 31, 2020
Financial assets		RMB million	RMB million
Financial assets at amortised cost
Trade receivables	29	974	1,124
Prepayments and other receivables	31	2,397	2,452
Cash and cash equivalents	32	12,950	7,651
Restricted bank deposits	32	12	12
Financial assets included in other non-current assets		142	150
Financial assets at fair value through other comprehensive income
Equity investments designed at fair value through other comprehensive income	24	457	995
Financial assets at fair value through profit or loss	30	84	95
Derivative financial instruments	25	—	399

		17,016	12,878

	Note	December 31, 2021	December 31, 2020
Financial liabilities		RMB million	RMB million
Liabilities at amortised cost
Trade and bills payables		2,454	3,220
Financial liabilities included in other payables and accruals		13,484	15,790
Borrowings	37	95,791	87,895
Lease liabilities	18(b)	98,476	96,251
Derivative financial instruments	25	46	141

		210,251	203,297

F-10
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

47	Fair value and fair value hierarchy of financial instruments
The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	RMB million	RMB million	RMB million	RMB million
Financial assets
Equity investments designated at fair value through other comprehensive income	457	457	995	995
Financial asset at fair value through profit or loss	84	84	95	95
Derivative financial assets	—	—	399	399
Deposits relating to aircraft held under leases included in other non-current assets	140	139	143	142

Total	681	680	1,632	1,631

Financial liabilities
Derivative financial liabilities	46	46	141	141
Long-term borrowings	50,792	49,971	30,745	32,355
Lease liabilities	82,126	81,232	82,178	82,653

Total	132,964	131,249	113,064	115,149

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
The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings
Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values.
As at December 31, 2021, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

F-10
8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

47	Fair value and fair value hierarchy of financial instruments (continued)

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.
Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2021 and 2020:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	20%(December 31, 2020: 20% to 35%)	1% (December 31, 2020: 1%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB 3 million (December 31, 2020: RMB 5 million)
The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

9

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

47	Fair value and fair value hierarchy of financial instruments (continued)

Fair value hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets and liabilities measured at fair value:
As at December 31, 2021

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Equity investments designated at fair value through other comprehensive income	237	—	220	457
Financial asset at fair value through profit or loss	84	—	—	84

Total	321	—	220	541

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	46	—	46

Total	—	46	—	46

As at December 31, 2020

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Equity investments designated at fair value through other comprehensive income	457	—	538	995
Derivative financial assets
— Forward fuel contracts	—	399	—	399
Financial asset at fair value through profit or loss	95	—	—	95

Total	552	399	538	1,489

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	140	—	140
— Forward fuel contracts	—	1	—	1

Total	—	141	—	141

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 (2020: Nil; 2019: Nil) and no transfers into or out of Level 3 for both financial assets and financial liabilities during the year of 2020 (2019: Nil).

F-11
0

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

47	Fair value and fair value hierarchy of financial instruments (continued)

Assets and liabilities measured at fair value: (continued)

Fair value hierarchy (continued)

The following table presents the changes in level 3 items for the year ended December 31, 2021:

Equity investments designated at fair value through other comprehensive income RMB million
Opening balance as at January 1, 20 21	538

Disposals	(75)
Recognised in other comprehensive income – net	(243)

Closing balance as at December 31, 2021	220

F-11
1

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

47	Assets and liabilities for which fair values are disclosed:

As at December 31, 2021

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	139	—	139

Liabilities
Long-term borrowings	—	49,971	—	49,971
Lease liabilities	—	81,232	—	81,232

	—	131,203	—	131,203

As at December 31, 2020

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	142	—	142

Liabilities
Long-term borrowings	4,936	27,419	—	32,355
Lease liabilities	—	82,653	—	82,653

	4,936	110,072		115,008

F-11
2

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.
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
non-derivative
financial instruments, were approved by the Board.

48.1	Financial risk factors

(a)	Market risk

(i)	Foreign exchange risk
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
The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.
In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off
and landing charges in foreign airports.
The following tables detail the Group’s exposure to major currency risk at the reporting date:

	2021
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	11	5	—	3
Cash and cash equivalents	96	7	28	5
Other receivables	32	—	1	11
Other non-current assets	1,428	—	—	—
Trade and other payables	(118)	(12)	—	—
Lease liabilities	(30,710)	(10)	(6)	(67)
Borrowings	(13)	(1,957)	(2,371)	—

	2020
	USD	EUR	SGD	JPY
	RMB million	RMB million	RMB million	RMB million
Trade receivables	10	2	—	2
Cash and cash equivalents	968	4	3	3
Other receivables	115	3	1	12
Other non-current assets	150	—	—	—
Trade and other payables	(108)	(1)	—	—
Lease liabilities	(36,267)	(8)	(85)	(142)
Borrowings	(375)	(2,664)	(2,466)	(3,162)

F-11
3

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

(a)	Market risk (continued)

(i)	Foreign exchange risk (continued)

48.1	Financial risk factors (continued)

The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date:

	2021			2020
	Effect on profit or loss		Effect on other comprehensive income	Effect on profit or loss		Effect on other comprehensive income
	RMB million		RMB million	RMB million		RMB million
If RMB (weakens)/strengthens against USD	(222	)/ 222	—	(266	)/266	—
If RMB (weakens)/strengthens Against JPY	(0.36	)/0.36	—	(25	)/25	—
If RMB (weakens)/strengthens Against EUR	(15	)/15	—	(20	)/20	—
If RMB (weakens)/strengthens against SGD	(18	)/18	—	(19	)/19	—

F-11
4

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Interest rate risk
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
The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 37 and 25 to the consolidated financial statements.
The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting date:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Floating rate instruments
Cash and cash equivalents	12,950	7,651
Restricted bank deposits	12	12
Borrowings	(26,146)	(13,328)
Lease liabilities	(62,406)	(44,541)
Interest rate swaps at notional amount	3,154	4,504

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Fixed rate instruments
Borrowings	(68,943)	(74,567)
Lease liabilities	(35,584)	(51,710)

The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2021		2020
	Effect on profit or loss	Effect on other comprehensive income	Effect on profit or loss	Effect on other comprehensive income
	RMB million	RMB million	RMB million	RMB million
Floating rate instruments	(142)	6	(94)	8

F-11
5

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.1	Financial risk factors (continued)

(a)	Market risk (continued)

(iii)	Fuel price risk
Jet fuel is a major component of the Group’s operating expenses and the Group’s results are significantly affected by the volatility in the price of jet fuel. For the year ended December 31, 2021, if fuel price had been 5% lower/higher with all other variables held constant, the Group’s fuel cost would have been RMB1,030 million lower/higher (2020: RMB692 million lower/higher).
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

	2021	2020
	Effect on other comprehensive income	Effect on other comprehensive income
	RMB million	RMB million
Fuel forward contracts	—	62

(b)	Credit risk
The Group’s credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.
A significant portion of the Group’s air tickets is sold by sales agents participating in the Billing and Settlements Plan (“BSP”), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB185 million as at December 31, 2021 (2020: approximately RMB165 million). The credit risk exposure to BSP agents and the remaining trade receivables are maintained by the Group on an on-going
basis and the allowance for impairment of doubtful debts is within management’s expectations.
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

F-11
6

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.1	Financial risk factors (continued)

(b)	Credit risk (continued)

Maximum exposure and
year-end
staging
The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end
staging classification as at December 31,
The amounts presented are gross carrying amounts for financial assets and the exposure to credit risk.

As at December 31, 2021	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Trade receivable*	—	—	40	934	974
Financial assets included in prepayments and other receivables
- Normal **	2,202	271	232	—	2,705
Restricted bank deposits
- Not yet past due	12	—	—	—	12
Cash and cash equivalents
- Not yet past due	12,950	—	—	—	12,950

As at December 31, 2020	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Trade receivable*	—	—	47	1,077	1,124
Financial assets included in prepayments and other receivables
- Normal **	2,067	274	111	—	2,452
Restricted bank deposits
- Not yet past due	12	—	—	—	12
Cash and cash equivalents
- Not yet past due	7,651	—	—	—	7,651

*	For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 29 to the financial statements, respectively.
**
The credit quality of the financial assets included in prepayments and other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 29 to the financial statements.
Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group as the customer bases of the Group’s trade receivables are widely dispersed in different sectors and industries.

F-11
7

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.1	Financial risk factors (continued)

(c)	Liquidity risk
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

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2021	RMB million	RMB million	RMB million	RMB million	RMB million

Borrowings	46,633	15,668	18,490	22,306	103,097
Derivative financial instruments	1	—	45	—	46
Lease liabilities	19,025	17,320	43,259	31,192	110,796
Trade, bills and other payables	15,939	—	—	—	15,939

Total	81,598	32,988	61,794	53,498	229,878

	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2020	RMB million	RMB million	RMB million	RMB million	RMB million

Borrowings	58,989	6,946	19,126	7,779	92,840
Derivative financial instruments	3	7	132	—	142
Lease liabilities	17,443	16,009	40,241	37,319	111,012
Trade, bills and other payables	19,010	—	—	—	19,010

Total	95,445	22,962	59,499	45,098	223,004

8

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.1	Financial risk factors (continued)

(d)	Equity price risk
The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 30) and equity investments designated at fair value through other comprehensive income (Note 24) as at December 31, 2021. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period.
The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31, 2021	High/Low 2021	December 31, 2020	High/Low 2020
Hong Kong - Hang Seng Index	23,398	31,183/22,665	27,231	29,056/21,696
Shanghai - A Share Index	3,640	3,732/3,313	3,640	3,640/2,788

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at December 31, 2021.

2021	Carrying amount of equity investment	Increase/ (decrease) in profit or loss		Increase/(decrease) in comprehensive income
	RMB million	RMB million		RMB million
Investments listed in:
Hong Kong — Equity investment designated at fair value through other comprehensive income	237	—		18/	(18)
Shanghai — Financial asset at fair value through profit or loss	84	6/	(6)	—
Unlisted investments at fair value:
— Equity investment designated at fair value through other comprehensive income	220	—		17/	(17)

2020	Carrying amount of equity investment	Increase/ (decrease) in profit or loss		Increase/(decrease) in comprehensive income
	RMB million	RMB million		RMB million
Investments listed in:
Hong Kong — Equity investment designated at fair value through other comprehensive income	457	—		34/	(34)
Shanghai — Financial asset at fair value through profit or loss	95	7/	(7)	—
Unlisted investments at fair value:
— Equity investment designated at fair value through other comprehensive income	538	—		40/	(40)

F-1
19

China Eastern Airlines Corporation Limited
Notes to the Consolidated Financial Statements
For the year
s
ended December 31, 2021, 2020 and 2019

48	Financial risk management (continued)

48.2	Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and December 31, 2020.
The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Total liabilities	231,638	225,496
Total assets	288,790	284,650

Debt ratio	80%	79%

49	Events occurred after the reporting period
On March 21, 2022, a Boeing 737 passenger aircraft of CEA Yunnan, a subsidiary of the Company, lost contact over Wuzhou, Guangxi while performing a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident and immediately activated the emergency response plan. The cause of the plane crash is under investigation. The Company will cooperate with the relevant investigations and continue to evaluate its impact on the financial position and operating results of the Group.

F-12
0